
15008285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	September 30, 2015
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Bolivarian Republic of Venezuela
Exact name of registrant as specified in charter

0000103198
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2014
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

N/A
SEC file number, if available


SEC MAIL PROCESSING
RECEIVED
SEP 29 2015
WASH, D.C. 201 SECTION

S-________ ________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________ ________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2014
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Caracas, Venezuela on the 28th of September, 2015.

Bolivarian Republic of Venezuela
(Registrant)

By: */s/ Rodolfo C. Marco T.*
Rodolfo C. Marco T.

Ministry of Popular Power for Economy and Finance of the Boliviarian Republic of Venezuela

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20 ____, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Bolivarian Republic of Venezuela's Annual Report on Form 18-K for the year ended December 31, 2014 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2015 Annual Budget of the Bolivarian Republic of Venezuela (in Spanish).

Exhibit C to the Annual Report on Form 18-K of the Bolivarian Republic of Venezuela

2015 Annual Budget Vol. 1 of 5

REPÚBLICA BOLIVARIANA DE VENEZUELA


INDEPENDENCIA
FEDERACION
REPUBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2015

Título I

Disposiciones Generales

GACETA OFICIAL
DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

AÑO CXLII –MES II | Caracas, miércoles 10 de diciembre de 2014 | Número 6.161 Extraordinario

SUMARIO

ASAMBLEA NACIONAL

República Bolivariana de Venezuela
Asamblea Nacional
Caracas – Venezuela

LA ASAMBLEA NACIONAL
DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

DECRETA

la siguiente,

TÍTULO I

DISPOSICIONES GENERALES

CAPÍTULO I

De los Órganos de la República

Artículo 1.- Los créditos presupuestarios aprobados en esta Ley para financiar los gastos corrientes, de capital y las aplicaciones financieras, así como el monto total señalado para cada órgano del Poder Público Nacional, constituyen los límites máximos de las autorizaciones para comprometer y causar gastos, a fin de cumplir con las metas previstas y se regirán por los principios y normas contenidos en la Ley Orgánica de la Administración Financiera del Sector Público, referidos al Sistema Presupuestario. Se considerarán gastos de capital, los previstos en la normativa que a tal efecto dicte la Oficina Nacional de Presupuesto.

La desagregación de los créditos del presupuesto de gastos y aplicaciones financieras, indicados en esta Ley, distribuidos por proyectos, acciones centralizadas y acciones específicas, se señalan a fines informativos para los órganos del Poder Ejecutivo Nacional.

Dicha desagregación, constituirá el límite máximo de las autorizaciones para gastar del Poder Legislativo Nacional, del Poder Judicial, del Poder Electoral, del Poder Ciudadano y sus órganos; en todo caso, estos órganos podrán implantar su propio sistema de modificaciones presupuestarias, para lo cual, deberán contar con la opinión técnica favorable de la Oficina Nacional de Contabilidad Pública y de la Oficina Nacional de Presupuesto, a los fines de su compatibilización con el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario y con el Sistema Integrado de Gestión y Control de las Finanzas Públicas, a cargo del Ministerio competente en materia de finanzas. Dicho sistema de modificaciones presupuestarias sólo tendrá vigencia para el ejercicio económico financiero en curso a partir de su aprobación, sin la cual toda modificación presupuestaria será aprobada por la Asamblea Nacional. En todo caso, las modificaciones que afecten los créditos presupuestarios correspondientes a las partidas y subpartidas a que se refiere el numeral 4 del artículo 87 del citado Reglamento N° 1, serán de aprobación exclusiva de la Oficina Nacional de Presupuesto.

Artículo 2.- De conformidad con lo establecido en el artículo 50 de la Ley Orgánica de la Administración Financiera del Sector Público, los órganos de la República remitirán la programación de la ejecución física y financiera de compromisos y desembolsos de sus presupuestos de gastos y aplicaciones financieras a la Oficina Nacional de Presupuesto y a la Oficina Nacional del Tesoro, respectivamente, de conformidad con las instrucciones que al efecto dicten, a excepción de lo correspondiente a sueldos, salarios, pensiones y jubilaciones en el primer trimestre del año, de los cuales informarán a las citadas Oficinas en un plazo que no excederá de quince (15) días continuos, contados a partir del inicio del ejercicio presupuestario.

Artículo 3.- Los órganos del Poder Público Nacional formalizarán ante la Oficina Nacional de Presupuesto las solicitudes de traspaso de créditos presupuestarios, cuya aprobación compete a la Asamblea Nacional.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del Presupuesto de Gastos de la República, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación del o de los órganos afectados y las respectivas imputaciones presupuestarias. Las modificaciones presupuestarias distintas a las que se refiere este artículo no requerirán autorización de la Asamblea Nacional.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital; deberán ser justificadas por el órgano solicitante ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de conformidad con lo previsto en el primer aparte del artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

Cuando la fuente de financiamiento de un crédito adicional, provenga de una reprogramación de la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2015 u otra autorización especial de endeudamiento aprobada para el mismo año, autorizada por la Asamblea Nacional, no se requerirá otra autorización legislativa para su incorporación en el presupuesto de gastos de la República.

La Asamblea Nacional dispondrá de quince días continuos para decidir sobre las modificaciones presupuestarias sometidas a su consideración, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso, dicho órgano legislativo no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Presidente de la República o el Ejecutivo Nacional, según corresponda, decretará y ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 4.- El funcionario a quién competa la aprobación de traspasos de gastos corrientes para gastos de capital, ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela, de acuerdo con las instrucciones que a tal efecto dicte la Oficina Nacional de Presupuesto.

Los ordenadores de compromisos y pagos de la República remitirán a la Asamblea Nacional, durante los primeros cinco días hábiles de cada mes, una relación de las modificaciones presupuestarias aprobadas por aquellos, o sus dependientes, en el mes anterior, señalando como mínimo la identificación del órgano, el proyecto o la acción centralizada, las partidas cedentes y receptoras y sus respectivos montos. En la misma oportunidad y forma, remitirán un ejemplar de la citada relación a la Oficina Nacional de Presupuesto, anexando copia de las modificaciones aprobadas.

El Jefe o Jefa de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional, durante los primeros cinco días hábiles de cada mes, una relación de los traspasos presupuestarios aprobados por él o ella en el mes anterior, señalando los datos exigidos a los ordenadores de compromisos y pagos de la República.

Artículo 5.- Los ordenadores de compromisos y pagos de la República deberán participar los resultados de su ejecución presupuestaria y de su gestión, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoría Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten cada uno de estos órganos rectores en el ámbito de sus competencias, pudiendo ser dictadas conjuntamente; asimismo, remitirán a las Comisiones Permanentes de Finanzas y Desarrollo Económico y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco días continuos siguientes al vencimiento de cada trimestre, un informe de los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el Presupuesto, señalando lo comprometido, causado y pagado, con indicación expresa de lo ejecutado con el financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual u otras autorizaciones especiales de endeudamiento.

Artículo 6.- Los ordenadores de compromisos y pagos de la República, velarán porque los contratos de servicios básicos, tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren suscritos al 31 de enero de 2015, para la emisión de las órdenes de pago correspondientes. En dichos contratos se fijarán los montos a ser pagados periódicamente, así como la fecha o fechas de conciliación que se acuerden.

Las órdenes de pago se podrán emitir contra facturas de servicios, en aquellos casos en que los referidos contratos no se hayan firmado para la fecha señalada y los organismos indicados reciban dichos servicios; en todo caso, los contratos deberán suscribirse para el mes de febrero del año 2015.

El Ejecutivo Nacional establecerá los mecanismos para asegurar que los ordenadores de compromisos y pagos y los entes descentralizados funcionalmente de la República cumplan con ordenar los pagos periódicos correspondientes, así como los que se desprendan de las conciliaciones que realicen.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto prevea la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 7.- Los ordenadores de compromisos y pagos realizarán los aportes patronales como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia, mediante orden de pago cuyo monto mensual será aquel que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a pagar; dicha orden contendrá los elementos que al efecto exijan los órganos rectores de los Sistemas de Administración Financiera del Sector Público.

Sin menoscabo de lo dispuesto en este artículo, los ordenadores de compromisos y pagos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero del año 2015, en cuyo caso harán las conciliaciones pertinentes con los organismos que correspondan, antes del 27 de noviembre de 2015.

Las tesorerías de los entes recaudadores de las contribuciones de los subsistemas de seguridad social a que se refiere este artículo, recibirán los pagos que realicen los ordenadores de compromisos y pagos con cargo a órdenes directas contra el Tesoro Nacional y con cargo a los fondos previstos en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario, en forma separada, incluidas las retenciones que les realicen a los trabajadores.

La Contraloría General de la República, previo el procedimiento de Ley, aplicará las sanciones pertinentes a quienes incumplieren con los pagos a que se refiere este artículo.

Artículo 8.- La adquisición de divisas destinadas a la compra de bienes y pago de servicios u otros en el exterior, con créditos presupuestarios asignados a los órganos del Poder Público Nacional, será tramitada conforme al cronograma que elaborarán conjuntamente la Oficina Nacional del Tesoro y el respectivo órgano; de haber dificultades transitorias de Tesorería para cumplir lo dispuesto en este artículo, se podrán emitir Letras del Tesoro, con vencimiento que no exceda al 31 de diciembre del año 2015. La Oficina Nacional del Tesoro velará por el adecuado trámite para la adquisición de divisas ante el Banco Central de Venezuela, de conformidad con la norma cambiaria correspondiente. Antes que se produzca la ordenación de los pagos correspondientes, los ordenadores de compromisos y pagos revisarán la suficiencia de los créditos presupuestarios, debiendo tramitar las modificaciones necesarias.

Artículo 9.- Los ordenadores de compromisos y pagos, responsables de la ejecución presupuestaria con recursos provenientes de operaciones de crédito público, podrán dar inicio a la referida ejecución presupuestaria y cuando corresponda, tramitarán los pagos respectivos siempre que dichos recursos estén disponibles en el Tesoro Nacional. A tal efecto, la Oficina Nacional del Tesoro velará por el cumplimiento efectivo de dichos pagos.

Los órganos del Poder Público Nacional, deberán emitir las órdenes de pago correspondientes a las transferencias de los entes bajo su adscripción o tutela, que igualmente sean responsables de la ejecución de operaciones de crédito público, de tal forma que se cumpla con lo dispuesto en este artículo; estos órganos indicarán la fuente de financiamiento referida en las respectivas órdenes de pago. En los contratos también deberá indicarse dicha fuente, salvo que se trate de recursos provenientes de la fuente gestión fiscal.

CAPÍTULO II

De la Administración Descentralizada Funcionalmente

SECCIÓN PRIMERA

De los Entes Descentralizados Funcionalmente sin Fines Empresariales

Artículo 10.- Además de los entes descentralizados funcionalmente sin fines empresariales a que se refiere el numeral 1 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público, se consideran entes descentralizados funcionalmente sin fines empresariales, los Institutos Autónomos, los Institutos Públicos, las personas jurídicas estatales de derecho público, asociaciones civiles y demás instituciones constituidas con fondos públicos o dirigidas por algunas de las personas referidas en el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, cuando el cincuenta por ciento o más de su presupuesto provenga de aportes efectuados por una o varias de las personas referidas en el precitado artículo, o de la recaudación de especies tributarias especialmente afectadas.

Las fundaciones constituidas con fondos públicos, independientemente de su dirección o del monto del aporte anual que reciban de los demás órganos o entes que conforman el sector público, se considerarán entes descentralizados funcionalmente sin fines empresariales y les serán aplicables las normas contenidas en la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento Nº 1, sobre el Sistema Presupuestario, las disposiciones de esta Ley y las normas dictadas por la Oficina Nacional de Presupuesto. Asimismo, a los solos efectos del proceso presupuestario, los servicios desconcentrados sin personalidad jurídica aplicarán el régimen establecido para los entes descentralizados funcionalmente sin fines empresariales.

Artículo 11.- A partir de la entrada en vigencia de esta Ley, las máximas autoridades de los entes descentralizados funcionalmente sin fines empresariales realizarán los ajustes respectivos a sus presupuestos. El proyecto así ajustado se convertirá en el presupuesto definitivo de recursos y egresos de cada uno de los entes, sin perjuicio de las modificaciones que se autoricen de conformidad con el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario. Este presupuesto definitivo, en cuanto a egresos se refiere, equivale a la respectiva distribución general de su presupuesto de gastos.

Hasta tanto no se realice el ajuste a que se refiere este artículo, los ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes correspondientes a los aportes previstos en esta Ley, debiendo adecuarlos a los objetivos y metas que sirvieron de fundamento para la formulación de sus respectivos presupuestos.

Las modificaciones a los presupuestos de los entes descentralizados funcionalmente sin fines empresariales, se realizarán de acuerdo con las normas contenidas en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario. En tal sentido, los manuales sobre los sistemas de modificaciones presupuestarias se ajustarán a los parámetros establecidos en el referido Reglamento.

Artículo 12.- Los entes descentralizados funcionalmente sin fines empresariales informarán trimestralmente a las Comisiones Permanentes de Finanzas y Desarrollo Económico y de Contraloría de la Asamblea Nacional, acerca de los resultados de su ejecución presupuestaria y de su gestión, con indicación expresa de lo ejecutado con financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual u otras autorizaciones especiales de endeudamiento, comparándola con el presupuesto aprobado e indicando lo comprometido, causado y pagado, en un plazo que no excederá de veinticinco días continuos, contados a partir de la conclusión de cada trimestre.

La información a que se refiere este artículo, será remitida, en soportes electrónicos, a la Oficina Nacional de Presupuesto y a la Superintendencia Nacional de Auditoría Interna, sin perjuicio de la posibilidad de requerirse el respectivo soporte documental.

Artículo 13.- Los proyectos de presupuestos de los entes descentralizados funcionalmente sin fines empresariales, que se crearen o entren en funcionamiento durante la ejecución presupuestaria correspondiente al año de vigencia de esta Ley, deberán someterse a la consideración del Presidente de la República en Consejo de Ministros para su aprobación; a tal efecto, aplicarán las normas que regulan la formulación de los presupuestos de dichos entes, contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario y en las normas dictadas por la Oficina Nacional de Presupuesto.

Los entes descentralizados funcionalmente sin fines empresariales, que no se incluyeron en el Título III de esta Ley, someterán su presupuesto a la aprobación del Ejecutivo Nacional, a tal efecto, deberán aplicar las normas que regulan la formulación de los presupuestos de éstos.

La Oficina Nacional de Presupuesto, en representación del Ejecutivo Nacional, remitirá a la Comisión Permanente de Finanzas y Desarrollo Económico de la Asamblea Nacional, dentro de los diez días hábiles siguientes a la aprobación de los presupuestos previstos en este artículo, una copia del resumen de los documentos presupuestarios que se hubieren exigido para su inclusión en el Título III de esta Ley. Dicho resumen será publicado en la Gaceta Oficial de la República Bolivariana de Venezuela por la Oficina Nacional de Presupuesto.

SECCIÓN SEGUNDA

De las Sociedades Mercantiles del Estado y otros Entes Descentralizados Funcionalmente con Fines Empresariales

Artículo 14.- Se regirán por esta sección las sociedades mercantiles del Estado y los demás entes estatales a que se refieren los numerales 8 y 9 del artículo 6 y el numeral 2 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público.

Artículo 15.- La Oficina Nacional de Presupuesto ordenará la publicación en la Gaceta Oficial de la República Bolivariana de Venezuela, de una síntesis de los presupuestos de los entes a que se refiere esta sección, aprobados por el Ejecutivo Nacional, sin lo cual no podrán realizar operaciones de crédito público, en cuyo caso, los ordenadores de compromisos y pagos se abstendrán de emitir las correspondientes órdenes de pago.

Artículo 16.- Los entes a que se refiere esta sección informarán trimestralmente en formato electrónico, sin perjuicio de la posibilidad de ser solicitados los documentales, acerca de los resultados de su ejecución presupuestaria y de gestión, a la Oficina Nacional de Presupuesto y a la Superintendencia Nacional de Auditoría Interna, conforme a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias.

Asimismo, remitirán sus estados financieros a la Oficina Nacional de Presupuesto y a la Oficina Nacional de Contabilidad Pública, dentro del primer trimestre del año siguiente al cierre de cada ejercicio económico financiero.

Los referidos entes remitirán a las Comisiones Permanentes de Finanzas y Desarrollo Económico y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco días continuos siguientes a la culminación de cada semestre, un informe acumulado de su gestión presupuestaria en cuanto a Proyectos y Acciones Centralizadas, comparándola con el Presupuesto aprobado.

Artículo 17.- Los entes a que se refiere esta sección podrán elaborar y establecer su propio sistema de modificaciones presupuestarias, con apego a los lineamientos e instrucciones establecidas en la Ley Orgánica de la Administración Financiera del Sector Público, sus Reglamentos y las normas que al efecto dicte la Oficina Nacional de Presupuesto.

Los referidos entes se regirán por las Providencias o instructivos dictados por la Oficina Nacional de Presupuesto, hasta tanto no se apruebe el sistema de modificaciones presupuestarias.

Artículo 18.- Las sociedades mercantiles del sector privado que se conviertan en entes regulados por esta Sección en virtud de haber sido adquiridas por alguno de los sujetos a que se refiere el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, en el curso del año de vigencia de esta Ley, podrán aplicar el sistema presupuestario utilizado antes de que se produjera la adquisición y hasta el 31 de diciembre de 2015, salvo que el Presidente de la República ordene un plazo menor. En cuanto al ejercicio presupuestario siguiente, deberán cumplir las disposiciones sobre la formulación presupuestaria de estos entes, previstas en la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento N° 1, sobre el Sistema Presupuestario y las normas dictadas al respecto por la Oficina Nacional de Presupuesto.

SECCIÓN TERCERA

Del Banco Central de Venezuela

Artículo 19.- El Banco Central de Venezuela remitirá a la Oficina Nacional de Presupuesto, dentro de los primeros quince días del mes de enero, un ejemplar del presupuesto de ingresos y gastos operativos y de sus anexos aprobado por la Asamblea Nacional para el ejercicio económico financiero 2015, a los fines de su inclusión en el Presupuesto Consolidado del Sector Público, así como para el seguimiento y evaluación de su ejecución; sin perjuicio de las facultades de la Contraloría General de la República, previstas en los artículos 81 y 82 de la Ley del Banco Central de Venezuela.

Artículo 20.- El Banco Central de Venezuela informará a la Oficina Nacional de Presupuesto, los resultados de su gestión y de la ejecución de su presupuesto de ingresos y gastos operativos correspondiente al ejercicio económico financiero 2014, antes del 30 de marzo de 2015 de conformidad con las instrucciones que a tal efecto ésta dicte. Asimismo, aplicará las técnicas de formulación, programación, ejecución, seguimiento y evaluación presupuestaria dictadas para el Sector Público, de conformidad con lo previsto en la Ley Orgánica de la Administración Financiera del Sector Público, incluso lo relativo a los clasificadores de recursos y egresos a utilizarse.

Artículo 21.- El Banco Central de Venezuela podrá implantar su propio sistema de modificaciones presupuestarias, el cual someterá a la aprobación de la Asamblea Nacional, previa opinión favorable de la Oficina Nacional de Presupuesto, en la misma oportunidad que presente su proyecto de presupuesto de ingresos y gastos operativos. Dicho sistema de modificaciones sólo regirá durante el ejercicio económico financiero 2015, sin el cual toda modificación presupuestaria deberá ser aprobada por la Asamblea Nacional.

Las autorizaciones de las modificaciones presupuestarias, que conforme a dicho sistema sean de aprobación interna del Banco Central de Venezuela, serán informadas a la Oficina Nacional de Presupuesto conforme a las instrucciones que a tal efecto ésta dicte y las que requieran aprobación de la Asamblea Nacional, en todo caso, se tramitarán a través de la referida Oficina quien emitirá opinión sobre la modificación de que se trate.

Artículo 22.- La Oficina Nacional de Presupuesto dictará las normas que rijan el proceso presupuestario del Banco Central de Venezuela, observando lo previsto en la Constitución de la República Bolivariana de Venezuela y en las leyes aplicables, dentro de los principios de libertad, justicia, igualdad, solidaridad, democracia participativa y protagónica, responsabilidad social y, en general, la preeminencia de los derechos humanos, la ética y el pluralismo político.

Artículo 23.- El incumplimiento de las obligaciones previstas en esta Sección dará lugar a la aplicación de las sanciones establecidas en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal y demás normas aplicables.

SECCIÓN CUARTA

Disposiciones Comunes

Artículo 24.- La constitución de sociedades mercantiles, fundaciones y asociaciones civiles, la suscripción o venta de acciones y la incorporación de nuevos accionistas del Sector Público, por los órganos del Gobierno Central, los Institutos Autónomos o Institutos Públicos, empresas del Estado, fundaciones y asociaciones civiles de carácter público a que se refiere el numeral 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, se informará a la Comisión Permanente de Finanzas y Desarrollo Económico de la Asamblea Nacional, a través de la Oficina Nacional de Presupuesto.

Artículo 25.- Los entes descentralizados funcionalmente señalados en este Capítulo, suscribirán los contratos por concepto de arrendamiento de inmuebles y por la prestación de servicios de electricidad, telecomunicaciones, gas, agua, aseo urbano y domiciliario antes del 14 de marzo del año 2015; asimismo, informarán al respectivo órgano de adscripción o tutela acerca de los contratos suscritos y los pagos que realicen a entes gubernamentales o empresas privadas por tales conceptos. En dichos contratos se fijarán los montos a ser pagados periódicamente, así como la fecha o fechas de conciliación que se acuerden.

La información a que se refiere este artículo se remitirá antes del 31 de marzo del año 2015 y se acompañará de la autorización correspondiente para que las empresas prestadoras de los servicios antes indicados, cobren la orden de pago que emitirá el órgano de adscripción o tutela, con cargo a la correspondiente transferencia asignada en esta Ley.

Si para la fecha mencionada en el aparte anterior, los organismos receptores de los servicios básicos, señalados en este artículo, no han informado a su respectivo órgano de adscripción o tutela, de la celebración de los contratos y pago de los servicios convenidos, éste se abstendrá de girar la transferencia correspondiente a los gastos de funcionamiento, hasta tanto reciba la información de los contratos suscritos o de los pagos efectuados por concepto de los servicios recibidos.

Los entes receptores de los servicios a que se refiere este artículo, independientemente que sean prestados por personas públicas o privadas, conciliarán los montos fijos pagados y el costo del servicio efectivamente prestado, dejando expresa constancia de que si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente y, en caso contrario, en el mismo lapso, exigirán el reintegro correspondiente o solicitarán la formalización del crédito por parte del ente prestador del servicio y su abono al saldo por concepto del referido servicio en el mes siguiente.

La Contraloría General de la República aplicará las sanciones a que hubiere lugar por incumplimiento de lo previsto en este artículo.

Artículo 26.- Antes del 31 de enero del año 2015, los entes descentralizados funcionalmente señalados en este Capítulo informarán al respectivo Ministerio de adscripción o tutela, el monto anual que estimen pagar por concepto de aportes patronales, como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia.

Asimismo, remitirán la autorización correspondiente para que el órgano de adscripción o tutela, con cargo a la transferencia asignada al respectivo ente en esta Ley, emita la orden de pago autorizada, con instrucciones de ser depositada en la cuenta que a tal efecto sea designada para recibir los citados aportes.

Para el día 27 de noviembre de 2015, los órganos beneficiarios de las órdenes de pago conciliarán el monto pagado y el real. Si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

Artículo 27.- Los entes señalados en la sección primera y segunda de este Capítulo actualizarán sus manuales sobre el sistema de modificaciones presupuestarias en la oportunidad que acuerde la Oficina Nacional de Presupuesto, mediante providencia o instructivos. Una vez que al ente le sea requerida la actualización correspondiente, sus modificaciones presupuestarias se regirán por las disposiciones contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario o en la normativa dictada por la Oficina Nacional de Presupuesto, hasta tanto sea aprobado dicho manual.

CAPÍTULO III

De los Entes Descentralizados Territorialmente

SECCIÓN PRIMERA

Del Distrito Capital y del Territorio Insular Francisco de Miranda

Artículo 28.- El Distrito Capital, el Territorio Insular Francisco de Miranda y los entes descentralizados funcionalmente de ambos, con o sin fines empresariales, aplicarán lo establecido en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario, en cuanto a formulación, clasificadores, ejecución y modificaciones a sus presupuestos.

Respecto del presupuesto del Distrito Capital y del Territorio Insular Francisco de Miranda, corresponderá a su Jefe o Jefa de Gobierno las mismas atribuciones que se confieren en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario a las máximas autoridades de los órganos de la República.

Artículo 29.- A través de la Oficina Nacional de Presupuesto, se formalizarán las solicitudes de traspaso de créditos presupuestarios formuladas por los entes territoriales a que se refiere esta sección, cuya aprobación compete a la Asamblea Nacional.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del presupuesto de gastos de los entes político territoriales a que se refiere esta sección, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación de la respectiva imputación presupuestaria.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital, se justificarán por el ente territorial ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de manera análoga a lo previsto en el artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

La Asamblea Nacional dispondrá de quince (15) días continuos para decidir sobre las modificaciones presupuestarias sometidas a su consideración, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso, dicho órgano legislativo no se hubiere pronunciado, la solicitud se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Jefe o Jefa de Gobierno del Distrito Capital decretará y ordenará la publicación, tanto del acuerdo de la Asamblea Nacional como del decreto que se dicte, en la Gaceta Oficial del Distrito Capital. El Jefe o Jefa de Gobierno del Territorio Insular Francisco de Miranda decretará y ordenará la publicación correspondiente en la Gaceta Oficial del Territorio Insular Francisco de Miranda.

Artículo 30.- El Jefe o Jefa de Gobierno de los entes territoriales a los que se refiere esta sección, remitirá a la Oficina Nacional de Presupuesto, durante los primeros cinco (5) días hábiles de cada mes, una relación de las modificaciones presupuestarias aprobadas internamente en el mes anterior, señalando como mínimo la identificación del ente político territorial, el proyecto o acción centralizada, las partidas cedentes y receptoras y sus respectivos montos.

El Jefe o Jefa de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional, durante los primeros cinco (5) días hábiles de cada mes, una relación de los traspasos presupuestarios que haya aprobado en el mes anterior, la cual contendrá como mínimo la identificación del ente político territorial, el proyecto o acción centralizada, las partidas cedentes y receptoras y sus respectivos montos.

Artículo 31.- El Jefe o Jefa de Gobierno de los entes territoriales a los que se refiere esta sección, participará a la Oficina Nacional de Presupuesto los resultados de su ejecución presupuestaria y de su gestión, conforme a las instrucciones que dicte la referida Oficina Nacional; asimismo, remitirá a las comisiones Permanentes de Finanzas y Desarrollo Económico y de Contraloría de la Asamblea Nacional, dentro de los treinta (30) días continuos siguientes al vencimiento de cada trimestre, un informe con los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el presupuesto aprobado, señalando lo comprometido, causado y pagado.

Artículo 32.- El Distrito Capital y el Territorio Insular Francisco de Miranda velarán porque los contratos de servicios básicos tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren debidamente suscritos para la emisión de las órdenes de pago correspondientes; en los casos en que se hayan suscrito dichos contratos y los servicios fueren recibidos, las órdenes de pago se podrán emitir contra facturas de servicios.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto prevé la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 33.- En los presupuestos de gastos del Distrito Capital y del Territorio Insular Francisco de Miranda se incorporará un crédito denominado "Rectificaciones al Presupuesto", cuyo monto será equivalente al uno por ciento (1%) de los ingresos ordinarios estimados en el mismo presupuesto. El Jefe o Jefa de Gobierno del ente territorial podrá disponer de este crédito con las mismas limitaciones y formalidades previstas en el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público. La decisión que tome el Jefe o Jefa de Gobierno del Distrito Capital o del Territorio Insular Francisco de Miranda en la cual disponga del crédito mencionado en este artículo será publicada en la Gaceta Oficial del Distrito Capital o en la Gaceta Oficial del Territorio Insular Francisco de Miranda, respectivamente.

SECCIÓN SEGUNDA

De los Estados, de los Distritos y de los Municipios

Artículo 34.- Sin perjuicio de lo establecido en el artículo 62 de la Ley Orgánica de la Administración Financiera del Sector Público, los Gobernadores de Estado y los Alcaldes del Área Metropolitana de Caracas, de los Distritos y Municipios, remitirán directamente al Ministerio competente en materia de Relaciones Interiores, Justicia y Paz y a la Oficina Nacional de Presupuesto, dentro de los treinta (30) días hábiles siguientes al fin de cada trimestre, las modificaciones presupuestarias aprobadas, así como un informe sobre la ejecución del presupuesto, de conformidad con las normas técnicas que dicte la Oficina Nacional de Presupuesto.

En dicho informe, se distinguirán los créditos comprometidos, causados y pagados por los Estados, Área Metropolitana de Caracas, Distritos y Municipios para la ejecución de planes en coordinación con los órganos y entes nacionales. Igualmente, deberán distinguirse los ingresos derivados de su potestad tributaria, sancionadora y demás actividades económicas propias, que hubieren recaudado en dicho período, hasta el nivel de desagregación que les requiera la Oficina Nacional de Presupuesto.

Asimismo, deberá reflejar la información sobre ejecución de los proyectos financiados con los recursos provenientes del Fondo de Compensación Interterritorial y los que devenguen por cualquier otra transferencia derivada de leyes especiales o acordada discrecionalmente por el Poder Público Nacional.

Artículo 35.- Quienes fueren responsables de la consolidación y envío de la información a que se refiere el artículo anterior y no lo realizaren oportunamente, serán sujetos de suspensión del pago de salarios, sueldos, dietas u otras remuneraciones, hasta tanto cumplan con la referida obligación.

Los órganos de control fiscal nacionales, estadales, metropolitanos, distritales o municipales velarán por el cumplimiento de esta disposición e impondrán las sanciones correspondientes a quienes incumplan la misma o, en contravención de esta norma, ordenen o efectúen los pagos cuya suspensión se indica.

Artículo 36.- Los Gobernadores remitirán al Ministerio del poder popular con competencia en materia de Salud, dentro de los treinta (30) días continuos siguientes al final de cada trimestre, un informe sobre las transferencias que reciban, el cual contendrá la ejecución física y financiera correspondiente al sector salud.

En dicho informe, deberán distinguirse los créditos comprometidos, causados y pagados por estas entidades para el cumplimiento y ejecución de los planes de salud, elaborados coordinadamente con el referido Ministerio.

Queda sujeto al cumplimiento de la obligación prevista en este artículo, la entrega de los recursos asignados a los Estados en virtud de convenios de transferencia de competencias en materia de salud.

CAPÍTULO IV

Otras Disposiciones

Artículo 37.- Los órganos y entes del Poder Público Nacional, con créditos asignados en esta Ley, están obligados a depositar los recursos que reciban, como provisiones de fondos permanentes o por transferencias, en cuentas a nombre de dichos órganos y entes, abiertas en instituciones financieras reguladas por la Ley de Instituciones del Sector Bancario o en otras leyes especiales. La Oficina Nacional del Tesoro establecerá los mecanismos, trámites e instrucciones necesarias para el cumplimiento de esta disposición.

En caso de que se produzcan rendimientos, los órganos de la República deberán ingresarlos al Tesoro Nacional dentro de los primeros diez (10) días hábiles del mes siguiente al que fueron generados. Los entes descentralizados funcionalmente podrán capitalizar los rendimientos obtenidos o disponer de los mismos, de conformidad con las previsiones legales y demás normas aplicables; o a requerimiento del Presidente de la República, transferirlos al Tesoro Nacional o a otro ente descentralizado funcionalmente, previo el trámite de las modificaciones presupuestarias a que hubiere lugar.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

Artículo 38.- Las máximas autoridades de los órganos de la República, el Jefe o Jefa de Gobierno del Distrito Capital o del Territorio Insular Francisco de Miranda y las autoridades competentes de los entes descentralizados funcionalmente de la República, del Distrito Capital o del Territorio Insular Francisco de Miranda, no podrán aprobar nuevas escalas de sueldos y salarios, ni suscribir convenciones colectivas, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

Dicha certificación será igualmente necesaria para los órganos y entes que soliciten al Presidente de la República, en Consejo de Ministros, la autorización de escalas especiales, de conformidad con la norma que rige la materia y para que las máximas autoridades o quienes representen acciones o participaciones de la República en entes descentralizados funcionalmente, con o sin fines empresariales, puedan suscribir convenciones colectivas.

En todo caso, las convenciones colectivas que impliquen erogaciones que afecten el ejercicio presupuestario vigente o los siguientes deberán ser aprobadas por el Presidente de la República en Consejo de Ministros, de conformidad con el artículo 447 de la Ley Orgánica del Trabajo, los Trabajadores y las Trabajadoras.

La Contraloría General de la República aplicará las sanciones legales pertinentes a quienes incumplan con lo previsto en este artículo.

Artículo 39.- De conformidad con lo establecido en el artículo 27 de la Ley que establece el Impuesto al Valor Agregado, la alícuota impositiva general a aplicarse en el ejercicio económico financiero del año 2015 se fija en doce por ciento (12%) y la alícuota impositiva para las operaciones a que se refiere el artículo 63 de la mencionada Ley se fija en ocho por ciento (8%). Quedan a salvo actividades, negocios jurídicos u operaciones realizadas en las zonas libres, puertos libres y zonas francas, que de conformidad con lo establecido en la Ley estén exentas del mencionado impuesto o deban aplicar una alícuota distinta.

Las modificaciones durante la ejecución del ejercicio presupuestario a las alícuotas del Impuesto al Valor Agregado establecidas en esta Ley requerirán una reforma de la Ley que establece el Impuesto al Valor Agregado. En ningún caso dicha modificación supondrá la reforma de las Disposiciones Generales de esta Ley.

Artículo 40.- De conformidad con lo establecido en el numeral 3 del artículo 48 de la Ley Orgánica de Hidrocarburos, la alícuota del Impuesto de Consumo General durante el Ejercicio Fiscal 2015, se fija en treinta por ciento (30%).

Artículo 41.- El Presidente de la República podrá dictar normas especiales para la tramitación y aprobación de las modificaciones presupuestarias, dentro de los límites máximos de las autorizaciones para comprometer y causar gastos previstas en esta Ley para cada fuente de financiamiento, a fin de atender situaciones coyunturales. Dichas normas podrán establecer un régimen distinto del previsto en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario y sólo tendrán vigencia en el ejercicio económico financiero en que fueren dictadas, a partir de su aprobación y publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 42.- Las denominaciones de los órganos y entes que se creen o modifiquen por aplicación de los instrumentos jurídicos que entren en vigencia, se entenderán adecuadas a esta Ley. En tal sentido, se faculta al Ejecutivo Nacional para que a través de la Oficina Nacional de Presupuesto realice las modificaciones presupuestarias pertinentes, aún aquellas que aumenten los conceptos señalados en el artículo 1 de esta Ley, sin aumentar el límite máximo del total del gasto autorizado en la misma.

REPÚBLICA BOLIVARIANA DE VENEZUELA



LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2015

Título II

Presupuesto de Ingresos y Gastos y Operaciones de Financiamiento de la República

TÍTULO II

PRESUPUESTOS DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LA REPÚBLICA

CAPÍTULO I

Presupuesto de Ingresos y Fuentes de Financiamiento de la República

Artículo 43. La estimación de los Ingresos y Fuentes de Financiamiento de la República para el Ejercicio Fiscal 2015, asciende a la cantidad de **SETECIENTOS CUARENTA Y UN MIL SETECIENTOS SIETE MILLONES QUINIENTOS VEINTITRES MIL OCHOCIENTOS NOVENTA Y CUATRO BOLÍVARES (Bs. 741.707.523.894).**

CONCEPTO	BOLÍVARES
A. INGRESOS CORRIENTES	**641.529.111.875**
A.1. INGRESOS CORRIENTES ORDINARIOS	**641.529.111.875**
1. PETROLEROS	**124.073.965.695**
1.1. INGRESOS TRIBUTARIOS	**47.387.855.089**
IMPUESTOS DIRECTOS	**47.387.855.089**
- Impuesto a empresas de hidrocarburos públicas - Petróleos de Venezuela, S.A. (Pdvsa), Casa Matriz y otras filiales	47.387.855.089
1.2. INGRESOS NO TRIBUTARIOS	**76.686.110.606**
- Ingresos del dominio petrolero	**70.686.110.606**
Regalías	64.445.139.322
Impuesto superficial de hidrocarburos	214.330.920
Impuesto de extracción	5.797.727.202
Impuesto de registro de exportación	228.913.162

- Utilidades, rentas y dividendos	**6.000.000.000**
Utilidades de acciones y participaciones de capital de entes descentralizados con fines empresariales petroleros - Dividendos de Petróleos de Venezuela, S.A. (Pdvsa)	6.000.000.000
2. NO PETROLEROS	**517.455.146.180**
2.1. INGRESOS TRIBUTARIOS	**513.793.935.242**
IMPUESTOS DIRECTOS	**132.180.098.647**
- Impuesto sobre la renta a personas jurídicas	**124.625.845.073**
Impuesto sobre la renta a otras personas jurídicas	124.313.363.011
Reparos administrativos a otras personas jurídicas	312.482.062
- Impuesto sobre la renta a personas naturales	**6.671.815.510**
Impuesto sobre la renta a personas naturales	6.671.787.216
Reparos administrativos por impuesto sobre la renta a personas naturales	28.294
- Impuesto sobre herencias, legados y regalos	**882.438.064**
Impuestos sobre sucesiones, donaciones y demás ramos conexos	865.782.659
Reparos administrativos a impuesto sobre sucesiones, donaciones y demás ramos conexos	16.655.405
IMPUESTOS INDIRECTOS	**381.613.836.595**
- Impuestos de importación	**36.375.829.834**
Impuesto de importación ordinario	36.368.813.734
Impuesto de importación de bultos postales	7.016.100
- Impuestos sobre la producción, el consumo y transacciones financieras	**344.833.086.993**
Impuesto al valor agregado (neto)	310.649.972.548
Impuesto sobre licores	9.288.430.672
Impuesto sobre cigarrillos	18.495.526.867
Impuesto al consumo propio de gasolina	1.874.794
Impuesto al consumo general a la gasolina	315.770.780
Impuesto al consumo propio de otros derivados del petróleo	856.025.523
Impuesto al consumo general de otros derivados del petróleo	3.630.807.391
Impuesto sobre telecomunicaciones	1.594.678.418
- Impuestos a las actividades de juegos de envite o azar	**188.819.135**
Impuestos sobre casinos y salas de bingo	188.819.135

2.2. INGRESOS NO TRIBUTARIOS	**2.902.059.541**
INGRESOS POR TASAS	**2.819.329.383**
- Servicios de aduana	**2.605.221.664**
Servicios de aduana	1.435.032.469
Habilitación de aduanas	16.364.614
Derechos de almacenaje	3.568.611
Corretaje de bultos postales	1.022.232.125
Servicios de consulta sobre clasificación arancelaria, valoración aduanera y análisis de laboratorio	128.023.845
- Servicio de telecomunicaciones	**115.134.305**
- Bandas de garantías, cápsulas y sellos	**216.100.633**
- Timbres fiscales	**83.449.878**
- Servicios sociales y administrativos	**15.523.536**
INGRESOS DEL DOMINIO MINERO	**82.730.158**
- Superficial sobre hierro	13.631.180
- Superficial sobre otros minerales	32.742.727
- Ventajas especiales mineras	9.742.494
- Regalía minera de oro	26.613.757
2.3. INGRESOS DE LA PROPIEDAD	**870.748**
UTILIDADES, DIVIDENDOS, ALQUILERES Y OTROS INGRESOS DE LA PROPIEDAD	**870.748**
- Alquileres	870.748
2.4. OTROS INGRESOS	**758.280.649**
DIVERSOS INGRESOS	**743.474.822**
- Multas y recargos	480.226.150
- Intereses moratorios	238.222.140
- Reparos fiscales	25.026.532
OTROS INGRESOS ORDINARIOS	**14.805.827**
B. FUENTES DE FINANCIAMIENTO	**100.178.412.019**

B.1. INCREMENTO DE PASIVOS	**100.178.412.019**
1. LEY ESPECIAL DE ENDEUDAMIENTO ANUAL PARA EL EJERCICIO FISCAL 2015	**100.178.412.019**
1.1 FINANCIAMIENTO DE PROYECTOS POR ENDEUDAMIENTO	**49.200.198.715**
- MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	**3.268.924.555**
Inversión Militar de la Fuerza Armada Nacional Bolivariana	3.268.924.555
- MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	**113.478.653**
Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)	25.000.000
Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)	88.478.653
- MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA Y SEGUIMIENTO DE LA GESTIÓN DE GOBIERNO	**1.468.671.507**
Complejo de Acción Social por la Música Simón Bolívar	1.066.221.256
Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música	402.450.251
- MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA ELÉCTRICA	**5.696.999.418**
Central Hidroeléctrica Tocoma	1.487.540.308
Planta Termozulia III	288.585.296
Construcción de Subestaciones Encapsuladas en SF6 en la Zona Urbana de Maracaibo	403.909.834
Fortalecimiento y Desarrollo Institucional de CORPOELEC	794.771.659
Rehabilitación de las Unidades 1 a 6 de la Casa de Máquinas 1 de la Central Hidroeléctrica Simón Bolívar (Guri)	990.947.697
Consolidación de los Sistemas de Transmisión en las Regiones Occidental y Oriental y Mejoras en las Redes de Distribución a Nivel Nacional	815.687.680
Suministro e instalación de cable sublacustre a 400 kV en el Lago de Maracaibo	438.327.873
Obras nuevas Termozulia II	134.032.500
Expansión de los Valles de Tuy	343.196.571
- MINISTERIO DEL PODER POPULAR PARA TRANSPORTE ACUÁTICO Y AÉREO	**2.112.297.375**
Adquisición de Aeronaves Nuevas para Vuelos Locales y Regionales (EMBRAER ERJ-190).	2.112.297.375
- MINISTERIO DEL PODER POPULAR PARA TRANSPORTE TERRESTRE Y OBRAS PÚBLICAS	**6.329.181.448**

Línea 5. Tramo Plaza Venezuela-Miranda II	1.219.753.962
Línea 2. El Tambor - San Antonio de Los Altos (Obras Civiles)	1.289.147.716
Línea 2, El Tambor - San Antonio de Los Altos Sistema Metro Los Teques (Equipamiento)	1.572.380.546
Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa	1.279.505.622
Rehabilitación de la Línea 1 del Metro de Caracas	968.393.602
- MINISTERIO DEL PODER POPULAR PARA INDUSTRIAS	**5.583.896.533**
Diseño, Construcción y Operación de un Complejo Siderúrgico	5.583.896.533
- MINISTERIO DEL PODER POPULAR DE ECONOMÍA, FINANZAS Y BANCA PÚBLICA	**18.600.000.000**
Programa de Modernización de Aduanas a Nivel Nacional	18.600.000.000
- MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN	**2.747.294.032**
Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	19.277.090
Saneamiento y Desarrollo Integral de la Cuenca del Río Tuy	2.728.016.942
- MINISTERIO DEL PODER POPULAR PARA ECOSOCIALISMO, HÁBITAT Y VIVIENDA	**3.279.455.194**
Optimización de la Gestión de la Calidad del Agua en Poblaciones Mayores a Cinco Mil habitantes	364.781.370
Atención Acueductos Rurales y Poblaciones Menores - Fase II	201.170.194
Racionalización de los Consumos de Agua Potable y Saneamiento en Zonas Urbanas y Rurales	196.843.118
Agua Potable y Saneamiento en Zonas Urbanas y Rurales	98.811.955
Rehabilitación y Optimización de las Plantas Mayores de Potabilización de Agua en Venezuela	563.721.905
Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	271.164.864
Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	80.614.448
Saneamiento del Río Guaire (Fase III)	929.563.334
Generación de la Cartografía Básica en los estados al Norte del Río Orinoco	8.119.049
Construcción, Modernización y Optimización de la Infraestructura de los Sistemas de Abastecimiento de Agua Potable a Nivel Nacional	74.400.000
Optimización de la Red Hidrometeorológica Nacional	60.450.000

Saneamiento y Control del Nivel del Lago de Valencia	128.497.905
Modernización, Expansión y Rehabilitación de los Sistemas de Agua Potable y Saneamiento de Venezuela	301.317.052
1.2 FINANCIAMIENTO DEL SERVICIO DE LA DEUDA	**50.978.213.304**
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**741.707.523.894**

CAPÍTULO II

Presupuesto de Gastos y Aplicaciones Financieras de la República

Artículo 44.- Acuérdense los créditos presupuestarios por la cantidad de **SETECIENTOS CUARENTA Y UN MIL SETECIENTOS SIETE MILLONES QUINIENTOS VEINTITRÉS MIL OCHOCIENTOS NOVENTA Y CUATRO BOLÍVARES (Bs. 741.707.523.894),** asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
A. GASTOS CORRIENTES	587.841.619.434
A.1. GASTOS DE CONSUMO	150.248.960.111
A.2. GASTOS DE LA PROPIEDAD	145.731.223.004
A.3. TRANSFERENCIAS Y DONACIONES CORRIENTES	285.437.437.929
A.4. RECTIFICACIONES AL PRESUPUESTO	6.415.291.119
A.5. OTROS GASTOS CORRIENTES	8.707.271
B. GASTOS DE CAPITAL E INVERSIONES FINANCIERAS	152.046.619.959
B.1. INVERSIÓN DIRECTA	4.478.847.944
B.2. TRANSFERENCIAS Y DONACIONES DE CAPITAL	146.854.639.250
B.3. APORTES EN ACCIONES Y PARTICIPACIÓN DE CAPITAL	713.132.765
C. APLICACIONES FINANCIERAS	1.819.284.501
C.1. DISMINUCIÓN DE PASIVOS FINANCIEROS	1.819.284.501

Artículo 45.- Acuérdese el monto total de los créditos presupuestarios para cada órgano de la República y para las rectificaciones al presupuesto de gastos, de acuerdo con la distribución siguiente:

ÓRGANOS		BOLÍVARES
01	Asamblea Nacional	2.600.000.000
02	Contraloría General de la República	700.046.097
03	Consejo Nacional Electoral	2.680.224.016
06	Ministerio del Poder Popular para Relaciones Exteriores	2.269.277.315
08	Ministerio del Poder Popular para la Defensa	33.084.660.373
10	Ministerio del Poder Popular para la Educación	73.938.741.216
13	Ministerio del Poder Popular para el Proceso Social de Trabajo	63.985.426.713
21	Tribunal Supremo de Justicia	8.640.198.042
23	Ministerio Público	3.149.784.878
25	Procuraduría General de la República	158.881.350
26	Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	136.670.440.434
32	Defensoría del Pueblo	225.197.630
33	Vicepresidencia de la República	2.679.191.061
34	Ministerio del Poder Popular para la Agricultura y Tierras	5.472.146.556
36	Ministerio del Poder Popular para la Comunicación y la Información	2.478.997.941
37	Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	10.847.969.663
38	Consejo Moral Republicano	9.136.797
39	Superintendencia Nacional de Auditoría Interna	36.125.272
41	Ministerio del Poder Popular para la Alimentación	8.675.906.358
44	Ministerio del Poder Popular para el Turismo	553.544.357
45	Ministerio del Poder Popular de Petróleo y Minería	1.814.853.732
46	Ministerio del Poder Popular para la Cultura	2.146.925.017
52	Ministerio del Poder Popular para los Pueblos Indígenas	264.847.639
53	Ministerio del Poder Popular para el Comercio	799.670.532

ÓRGANOS		BOLÍVARES
54	Ministerio del Poder Popular para la Salud	38.705.374.057
57	Ministerio del Poder Popular para las Comunas y los Movimientos Sociales	3.252.620.089
58	Ministerio del Poder Popular para la Mujer y la Igualdad de Género	1.642.554.980
59	Ministerio del Poder Popular para la Energía Eléctrica	11.511.374.953
63	Consejo Federal de Gobierno	46.743.708.375
65	Ministerio del Poder Popular para el Servicio Penitenciario	2.481.514.880
66	Ministerio del Poder Popular para Transporte Acuático y Aéreo	3.079.637.878
67	Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas	15.385.734.566
68	Ministerio del Poder Popular para Industrias	8.390.493.070
69	Defensa Pública	1.040.599.318
70	Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	180.231.021.412
71	Ministerio del Poder Popular de Planificación	3.886.217.219
72	Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	42.360.903.521
73	Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	9.888.100.545
74	Ministerio del Poder Popular para la Juventud y el Deporte	2.810.184.923
99	Rectificaciones	6.415.291.119
	TOTAL PRESUPUESTO DE GASTOS	**741.707.523.894**

01

Asamblea Nacional



ASAMBLEA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Asamblea Nacional busca proporcionar un marco legislativo contextualizado en los cambios económicos, políticos, sociales y culturales demandados por el Poder Popular en todos los niveles que conforman la estructura del Estado Socialista, así como el continuo ejercicio del control político sobre el Gobierno y la Administración Pública, consolidando los principios de honestidad, participación, celeridad, eficacia, eficiencia, transparencia, rendición de cuentas y responsabilidad en el ejercicio de la función pública.

En este sentido, es imperativo continuar orientando sus actuaciones hacia el fortalecimiento de la iniciativa legislativa popular de conformidad con los grandes objetivos históricos contenidos en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y respaldando los retos de las Cinco Grandes Revoluciones para avanzar en la Refundación del Estado. Para ello han de implementarse mecanismos que den cabida a la optimización de la gestión legislativa, con el propósito de consolidar una nueva Institucionalidad Democrática.

El Organismo, orientará los créditos presupuestarios asignados por el Ejecutivo Nacional hacia el financiamiento de las siguientes Políticas del Gasto Público:

- Impulsar la participación protagónica del Poder Popular como Pueblo Legislador, eje transversal de nuestro compromiso revolucionario e institucional y desarrollar la plataforma legislativa que consolide el empoderamiento del Poder Popular.
- Promover la integración solidaria de las regiones Amazónica, Indígena y Latinoamericana, a través de instrumentos parlamentarios, dentro de los principios fundamentales de igualdad, solidaridad y soberanía de los pueblos.
- Fortalecer e impulsar los principios de integración y solidaridad internacional con los países hermanos, grupos regionales y aliados estratégicos.
- Impulsar la política y estrategia comunicacional que difunda el trabajo parlamentario y la realidad nacional e internacional.
- Promover espacios comunicacionales para la participación protagónica del Poder Popular en la gestión legislativa nacional.
- Coadyuvar en la mayor suma de felicidad mediante programas sociales integrales de carácter médico - asistencial, económico y social.
- Promover la eficiencia, eficacia, transparencia y simplificación de la gestión en la Asamblea Nacional y sus entes adscritos.
- Mantener en óptimas condiciones las instalaciones y el patrimonio cultural e histórico de la Asamblea Nacional.
- Adecuar la estructura tecnológica para garantizar la calidad de los servicios informáticos en la gestión legislativa, impulsando la participación ciudadana en línea, a través de una infraestructura moderna y estable.

Estas políticas, se encuentran sujetas a la aplicación de criterios de uso eficiente, austeridad, manejo y custodia de los recursos y bienes públicos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124095	010040000	Rehabilitación y Acondicionamiento de la Infraestructura, Modernización y Ampliación de la Plataforma Tecnológica de la Asamblea Nacional.	obra			34	447.838.240			447.838.240
123821	010041000	Gestión Parlamentaria de la Asamblea Nacional.	instrumento			1.517	1.027.366.720			1.027.366.720
123763	010050000	Gestión del Parlamento Amazónico.	instrumento			25	5.825.000			5.825.000
124252	010051000	Gestión del Parlamento Indígena	instrumento			80	26.400.000			26.400.000
123822	010062000	Gestión del Parlamento Latinoamericano	instrumento			54	60.000.000			60.000.000
	019999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			202.061.052	202.061.052			202.061.052
						TOTAL	1.769.491.012			1.769.491.012

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
010001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	321.765.000			321.765.000
010002000	Gestión administrativa	164.210.988			164.210.988
010003000	Previsión y protección social	344.533.000			344.533.000
	TOTAL	**830.508.988**			**830.508.988**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.422**	**1.571**		**2.993**	**233.136.001**		**233.136.001**
Altos Funcionarios y de Elección Popular	29	140		169	21.397.000		21.397.000
Alto Nivel y de Dirección	221	249		470	41.124.143		41.124.143
Profesional y Técnico	535	240		775	70.432.637		70.432.637
Personal Administrativo	308	165		473	42.346.015		42.346.015
Obrero	329	777		1.106	57.836.206		57.836.206
Personal Contratado	**176**	**167**		**343**	**21.503.915**		**21.503.915**
Profesional y Técnico	52	43		95	14.029.000		14.029.000
Personal Administrativo	124	124		248	12.939.915		12.939.915
TOTAL	**1.598**	**1.738**		**3.336**	**254.639.916**		**254.639.916**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**250**	**82**	**334**	**79.221.000**
Empleados	250	82	334	79.221.000
Jubilados	**566**	**458**	**1.025**	**274.045.000**
Empleados	566	458	1.025	274.045.000
TOTAL	**816**	**540**	**1.359**	**353.266.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.466.510.491			1.466.510.491
4.02	Materiales, suministros y mercancías	107.481.302			107.481.302
4.03	Servicios no personales	237.795.346			237.795.346
4.04	Activos reales	168.081.993			168.081.993
4.07	Transferencias y donaciones	604.328.650			604.328.650
4.11	Disminución de pasivos	15.802.218			15.802.218
	TOTAL	**2.600.000.000**			**2.600.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	246.600.000			246.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	246.600.000			246.600.000
4.07.01.03.00	Transferencias corrientes internas al sector público	246.600.000			246.600.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	246.600.000			246.600.000
	- A0234 Fundación Cardiovascular de la Asamblea Nacional	13.800.000			13.800.000
	- A0238 Instituto de Previsión Social del Parlamentario	150.000.000			150.000.000
	- A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"	7.800.000			7.800.000
	- A0291 Fundación de Atención Integral al Pueblo Legislador	20.000.000			20.000.000
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	50.000.000			50.000.000
	- A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)	5.000.000			5.000.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.322.650			1.322.650
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.322.650			1.322.650
4.07.02.01.00	Transferencias corrientes al exterior	1.322.650			1.322.650
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.322.650			1.322.650
	- I0199 Parlamento Amazónico Internacional	170.650			170.650
	- I0211 Unión Interparlamentaria Mundial	900.000			900.000
	- I0242 Parlamento Latinoamericano Internacional	252.000			252.000

PROYECTO: COD. N.E: 124095 COD. PPTO: 010040000 Rehabilitación y Acondicionamiento de la Infraestructura, Modernización y Ampliación de la Plataforma Tecnológica de la Asamblea Nacional.

UNIDAD DE MEDIDA: obra

CANTIDAD: Fem.(0) Mas.(0) Total(34)

ASIGNACIÓN PRESUPUESTARIA: 447.838.240

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma para la gestión parlamentaria, que garantice al Poder Popular el pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de acción de la Asamblea Nacional, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Adecuar, conservar, restaurar las instalaciones y el patrimonio cultural e histórico de la Asamblea Nacional, así como garantizar el desarrollo de una estructura tecnológica moderna y estable, con el fin de mantener el buen desempeño en la función legislativa y administrativa de la institución.

RESULTADO: Patrimonio Cultural e Histórico conservados y espacios físicos acondicionados para el desempeño legislativo, y la Plataforma Tecnológica de la Asamblea Nacional modernizada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	202.841.000					202.841.000
4.02	Materiales, suministros y mercancías	10.277.000					10.277.000
4.03	Servicios no personales	87.370.240					87.370.240
4.04	Activos reales	147.350.000					147.350.000
	TOTAL	**447.838.240**					**447.838.240**

PROYECTO: COD. N.E: 123821 COD. PPTO: 010041000 Gestión Parlamentaria de la Asamblea Nacional.

UNIDAD DE MEDIDA: instrumento

CANTIDAD: Fem.(0) Mas.(0) Total(1517)

ASIGNACIÓN PRESUPUESTARIA: 1.027.366.720

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo el mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria en el planeta.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma para la gestión parlamentaria, que garantice al Poder Popular el pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de acción de la Asamblea Nacional, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Formar proyectos de leyes, su reforma y ejercer el control político sobre el Gobierno y la Administración Pública, con la participación popular y el protagonismo social, consciente en la toma de decisiones que competen al Poder Legislativo Nacional.

RESULTADO: Plataforma Legislativa fortalecida en atención a los requerimientos del Poder Popular.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	912.052.000					912.052.000
4.02	Materiales, suministros y mercancías	49.952.612					49.952.612
4.03	Servicios no personales	52.202.508					52.202.508
4.04	Activos reales	9.449.600					9.449.600
4.07	Transferencias y donaciones	3.710.000					3.710.000
	TOTAL	**1.027.366.720**					**1.027.366.720**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	900.000					900.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	900.000					900.000
4.07.02.01.00	Transferencias corrientes al exterior	900.000					900.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	900.000					900.000
	- I0211 Unión Interparlamentaria Mundial	900.000					900.000

PROYECTO: COD. N.E: 123763 COD. PPTO: 010050000 Gestión del Parlamento Amazónico.

UNIDAD DE MEDIDA: instrumento

CANTIDAD: Fem.(0) Mas.(0) Total(25)

ASIGNACIÓN PRESUPUESTARIA: 5.825.000

OBJETIVO HISTÓRICO: V. Contribuir con la preservación de la vida en el planeta y la salvación de la especie humana.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma para la gestión parlamentaria, que garantice al Poder Popular el pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de acción de la Asamblea Nacional, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Impulsar la integración y conservación de la Región Amazónica, a través de acuerdos nacionales e internacionales, la formulación y ejecución de planes estratégicos propuestos en consultas, foros y eventos con parlamentarios, habitantes de la zona y otros actores sociales.

RESULTADO: Integración y conservación de la Región Amazónica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.969.350					2.969.350
4.02	Materiales, suministros y mercancías	675.000					675.000
4.03	Servicios no personales	1.815.000					1.815.000
4.04	Activos reales	195.000					195.000
4.07	Transferencias y donaciones	170.650					170.650
	TOTAL	**5.825.000**					**5.825.000**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	170.650					170.650
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	170.650					170.650
4.07.02.01.00	Transferencias corrientes al exterior	170.650					170.650
4.07.02.01.04	Transferencias corrientes a organismos internacionales	170.650					170.650
	- I0199 Parlamento Amazónico Internacional	170.650					170.650

PROYECTO: COD. N.E: 124252 COD. PPTO: 010051000 Gestión del Parlamento Indígena

UNIDAD DE MEDIDA: instrumento

CANTIDAD: Fem.(0) Mas.(0) Total(80)

ASIGNACIÓN PRESUPUESTARIA: 26.400.000

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica internacional en la cual tome cuerpo el mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria en el planeta.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma para la gestión parlamentaria, que garantice al Poder Popular el pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de acción de la Asamblea Nacional, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Coadyuvar a través del impulso a la participación activa de los pueblos y comunidades indígenas en el fortalecimiento de la nueva estructura del estado y sus instituciones, vinculadas a los pueblos indígenas en el marco de una sociedad multiétnica y pluricultural, consagrada en la Constitución de la República Bolivariana de Venezuela.

RESULTADO: Fortalecimiento de la identidad y derechos de las comunidades y población indígena.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	19.847.126					19.847.126
4.02	Materiales, suministros y mercancías	2.323.000					2.323.000
4.03	Servicios no personales	3.173.656					3.173.656
4.04	Activos reales	804.000					804.000
4.07	Transferencias y donaciones	50.000					50.000
4.11	Disminución de pasivos	202.218					202.218
	TOTAL	**26.400.000**					**26.400.000**

PROYECTO: COD. N.E: 123822 COD. PPTO: 010062000 Gestión del Parlamento Latinoamericano

UNIDAD DE MEDIDA: instrumento

CANTIDAD: Fem.(0) Mas.(0) Total(54)

ASIGNACIÓN PRESUPUESTARIA: 60.000.000

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo el mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria en el planeta.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma para la gestión parlamentaria, que garantice al Poder Popular el pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de acción de la Asamblea Nacional, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Impulsar la unidad Latinoamericana y Caribeña, propiciando iniciativas legislativas nacionales e internacionales, como órgano integracionista de la Región.

RESULTADO: Alianzas interparlamentarias e interinstitucionales en América Latina y el Caribe.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	38.190.015					38.190.015
4.02	Materiales, suministros y mercancías	7.233.990					7.233.990
4.03	Servicios no personales	11.112.795					11.112.795
4.04	Activos reales	2.657.200					2.657.200
4.07	Transferencias y donaciones	506.000					506.000
4.11	Disminución de pasivos	300.000					300.000
	TOTAL	**60.000.000**					**60.000.000**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	252.000					252.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	252.000					252.000
4.07.02.01.00	Transferencias corrientes al exterior	252.000					252.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	252.000					252.000
	- I0242 Parlamento Latinoamericano Internacional	252.000					252.000

PROYECTO: COD. N.E: COD. PPTO: 019999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(202.061.052)

ASIGNACIÓN PRESUPUESTARIA: 202.061.052

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	202.061.052					202.061.052
	TOTAL	**202.061.052**					**202.061.052**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	202.061.052					202.061.052
4.07.01.00.00	Transferencias y donaciones corrientes internas	202.061.052					202.061.052
4.07.01.03.00	Transferencias corrientes internas al sector público	202.061.052					202.061.052
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	202.061.052					202.061.052
	- A0234 Fundación Cardiovascular de la Asamblea Nacional	8.280.000					8.280.000
	- A0238 Instituto de Previsión Social del Parlamentario	136.986.027					136.986.027
	- A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"	5.460.000					5.460.000
	- A0291 Fundación de Atención Integral al Pueblo Legislador	15.873.832					15.873.832
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	32.725.392					32.725.392
	- A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)	2.735.801					2.735.801

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	290.611.000					290.611.000
4.03	Servicios no personales	31.154.000					31.154.000
	TOTAL	**321.765.000**					**321.765.000**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	37.019.700					37.019.700
4.03	Servicios no personales	50.967.147					50.967.147
4.04	Activos reales	7.626.193					7.626.193
4.07	Transferencias y donaciones	53.297.948					53.297.948
4.11	Disminución de pasivos	15.300.000					15.300.000
	TOTAL	**164.210.988**					**164.210.988**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	44.538.948					44.538.948
4.07.01.00.00	Transferencias y donaciones corrientes internas	44.538.948					44.538.948
4.07.01.03.00	Transferencias corrientes internas al sector público	44.538.948					44.538.948
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	44.538.948					44.538.948
	- A0234 Fundación Cardiovascular de la Asamblea Nacional	5.520.000					5.520.000
	- A0238 Instituto de Previsión Social del Parlamentario	13.013.973					13.013.973
	- A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"	2.340.000					2.340.000
	- A0291 Fundación de Atención Integral al Pueblo Legislador	4.126.168					4.126.168
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	17.274.608					17.274.608
	- A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)	2.264.199					2.264.199

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	344.533.000					344.533.000
	TOTAL	**344.533.000**					**344.533.000**

02

Contraloría General de la República

CONTRALORÍA GENERAL DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Contraloría General de la República en apego a la misión encomendada por el legislador de controlar, vigilar y fiscalizar los ingresos, gastos y bienes del Estado Venezolano, lo cual implica velar por la buena gestión en todos los ámbitos de la Administración; así como del correcto uso del patrimonio público, durante el año 2015 continuará ejerciendo sus labores en el campo del control fiscal a través de la ejecución de un importante número de actuaciones en el contexto de la Auditoría de Estado y aquellas tendentes a combatir la corrupción, entre ellas, las referidas a la determinación de responsabilidades por actos hechos u omisiones que afecten el patrimonio público, la aplicación de sanciones, la atención de las denuncias de particulares y planteamientos y solicitudes de los órganos del Poder Público.

Asimismo continuará con el desarrollo del cuerpo normativo y técnico requerido para el fortalecimiento del Sistema Nacional de Control Fiscal previsto en la Constitución de la República Bolivariana de Venezuela y en consonancia con los lineamientos del Plan estratégico del Organismo, reimpulsará la participación ciudadana en el control de la gestión pública, las cuales continuarán para este año, formando parte junto a otras actividades del proyecto denominado Fortalecimiento del Poder Popular y del Sistema Nacional de Control Fiscal, con lo cual se busca formalizar el esfuerzo desde el punto de vista presupuestario, que desde hace ya varios años realiza la organización en esta importante materia.

Las acciones en referencia demandan un continuo fortalecimiento institucional, es decir, exigen contar con el personal necesario para acometer las actuaciones y actividades en beneficio de la colectividad y de la buena marcha de la administración pública, a los cuales se les debe garantizar competitividad laboral y capacitación técnica. Asimismo, para la gestión contralora es fundamental destinar recursos para la actualización y optimización de la plataforma tecnológica y la ampliación y mejora de las instalaciones de la institución.

El Presupuesto de Gastos para el año 2015 del Organismo Contralor, formulado sobre la base de los criterios de austeridad y pulcritud en el manejo de los recursos públicos, asciende a Bs. 700.046.097, de los cuales Bs. 251.977.678 (36%) se destinan al pago de previsión y protección social del personal jubilado y pensionado que ha sido acreedor de ese derecho a lo largo de 76 años de vida institucional que acumula la organización.

El monto y la distribución de los recursos se corresponden con necesidades reales para mantener la operatividad de esta institución y para honrar compromisos con los ciudadanos, dado que sobre ellos descansa el poder soberano de control y para quienes la Contraloría tiene la misión de ser el instrumento técnico en el ejercicio de su derecho a fiscalizar la correcta administración de los recursos patrimoniales de la nación, así como con las instituciones del Estado Social de Derecho y de Justicia.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
126612	020022000	Fortalecimiento del Poder Popular y del Sistema Nacional de Control Fiscal	asesoría			40	914.810			914.810
126604	020034000	Control Fiscal	actuación			286	85.755.517			85.755.517
126611	020035000	Asesoría y Apoyo	asesoría			1.704	31.608.653			31.608.653
126619	020036000	Procedimientos Especiales	resolución			1.560	20.308.687			20.308.687
	029999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			27.710.801	27.710.801			27.710.801
						TOTAL	**166.298.468**			**166.298.468**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
020001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	128.560.848			128.560.848
020002000	Gestión administrativa	153.209.103			153.209.103
020003000	Previsión y protección social	251.977.678			251.977.678
	TOTAL	**533.747.629**			**533.747.629**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**413**	**317**		**730**	**88.185.132**	**8.103.336**	**96.288.468**
Altos Funcionarios y de Elección Popular	1			1	612.202		612.202
Alto Nivel y de Dirección		1		1	510.168		510.168
Profesional y Técnico	337	184		521	71.942.148	5.469.156	77.411.304
Personal Administrativo	72	104		176	13.102.224	2.436.684	15.538.908
Obrero	3	28		31	2.018.376	197.496	2.215.872
Personal Fijo a Tiempo Parcial	**2**			**2**	**72.708**		**72.708**
Personal Administrativo	2			2	72.708		72.708
Personal Contratado	**2**	**2**		**4**	**371.436**		**371.436**
Personal Administrativo	2	2		4	371.436		371.436
TOTAL	**417**	**319**		**736**	**88.629.276**	**8.103.336**	**96.732.612**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**230**	**47**	**277**	**22.547.552**
Empleados	230	47	277	22.547.552
Jubilados	**895**	**593**	**1.488**	**229.430.126**
Empleados	895	593	1.488	229.430.126
TOTAL	**1.125**	**640**	**1.765**	**251.977.678**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	226.713.512			226.713.512
4.02	Materiales, suministros y mercancías	51.209.799			51.209.799
4.03	Servicios no personales	102.990.873			102.990.873
4.04	Activos reales	38.258.434			38.258.434
4.07	Transferencias y donaciones	279.873.479			279.873.479
4.11	Disminución de pasivos	1.000.000			1.000.000
	TOTAL	**700.046.097**			**700.046.097**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	27.710.801			27.710.801
4.07.01.00.00	Transferencias y donaciones corrientes internas	27.710.801			27.710.801
4.07.01.03.00	Transferencias corrientes internas al sector público	27.710.801			27.710.801
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	27.710.801			27.710.801
	- A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)	1.500.000			1.500.000
	- A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)	26.210.801			26.210.801

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	100.000			100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	100.000			100.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	100.000			100.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	80.000			80.000
	- S0312 Cruz Roja de Venezuela	20.000			20.000
	- S0518 Fundación Amigos del Niño con Cáncer	20.000			20.000
	- S0756 Hospital San Juan de Dios.	20.000			20.000
	- S0926 Sociedad Anticancerosa de Venezuela	20.000			20.000
4.07.01.01.76	Subsidios a entidades religiosas	20.000			20.000
	- S1897 Asociación Civil Red de Casas Don Bosco	20.000			20.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	85.000			85.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	85.000			85.000
4.07.02.01.00	Transferencias corrientes al exterior	85.000			85.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	85.000			85.000
	- I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS)	60.000			60.000
	- I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI)	25.000			25.000

PROYECTO: COD. N.E: 126612 COD. PPTO: 020022000 Fortalecimiento del Poder Popular y del Sistema Nacional de Control Fiscal

UNIDAD DE MEDIDA: asesoría

CANTIDAD: Fem.(0) Mas.(0) Total(40)

ASIGNACIÓN PRESUPUESTARIA: 914.810

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la rectoría de la Contraloría General de la República en el Sistema Nacional de Control Fiscal.

OBJETIVOS ESPECÍFICOS: Fortalecer el Sistema Nacional de Control Fiscal (SNCF) y el Poder Popular, en la interacción coordinada de sus integrantes con el propósito de lograr la unidad de dirección de los sistemas y procedimientos de control. Así mismo, coadyuvar con el Poder Popular a la participación de los asuntos públicos que garanticen el ejercicio de la soberanía popular.

RESULTADO: Integrantes del Sistema Nacional de Control Fiscal (SNCF) y del Poder Popular con orientación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	231.194					231.194
4.03	Servicios no personales	683.616					683.616
	TOTAL	**914.810**					**914.810**

PROYECTO: COD. N.E: 126604 COD. PPTO: 020034000 Control Fiscal

UNIDAD DE MEDIDA: actuación

CANTIDAD: Fem.(0) Mas.(0) Total (286)

ASIGNACIÓN PRESUPUESTARIA: 85.755.517

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la Auditoría de Estado y el Control del Patrimonio.

OBJETIVOS ESPECÍFICOS: Supervisar y evaluar a los Órganos y Entes de la Administración Pública Nacional a fin de velar por la eficiencia, eficacia, transparencia y el correcto uso de los recursos del Patrimonio Público.

RESULTADO: Informe de Auditoría y Seguimiento a la Acción Correctiva

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	74.567.212					74.567.212
4.02	Materiales, suministros y mercancías	6.608.327					6.608.327
4.03	Servicios no personales	4.579.978					4.579.978
	TOTAL	**85.755.517**					**85.755.517**

PROYECTO: COD. N.E: 126611 COD. PPTO: 020035000 Asesoría y Apoyo

UNIDAD DE MEDIDA: asesoría

CANTIDAD: Fem.(0) Mas.(0) Total(1.704)

ASIGNACIÓN PRESUPUESTARIA: 31.608.653

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la participación ciudadana en el ejercicio del control de la gestión pública.

OBJETIVOS ESPECÍFICOS: Evaluar los resultados de las actuaciones de control realizadas, con el fin verificar la ocurrencia de actos, hechos u omisiones generadores de responsabilidad administrativa y de ser procedente iniciar, tramitar y decidir los procedimientos administrativos para la determinación de responsabilidades.

RESULTADO: Servicio de Asesoría y Apoyo metodológicos a los integrantes del Sistema Nacional de Control Fiscal (SNCF)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	23.544.047					23.544.047
4.02	Materiales, suministros y mercancías	3.690.336					3.690.336
4.03	Servicios no personales	4.274.270					4.274.270
4.04	Activos reales	100.000					100.000
	TOTAL	**31.608.653**					**31.608.653**

PROYECTO: COD. N.E: 126619 COD. PPTO: 020036000 Procedimientos Especiales

UNIDAD DE MEDIDA: resolución

CANTIDAD: Fem.(0) Mas.(0) Total(1.560)

ASIGNACIÓN PRESUPUESTARIA: 20.308.687

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la auditoría de Estado y el control del patrimonio público

OBJETIVOS ESPECÍFICOS: Evaluar los resultados de las actuaciones de control realizadas, con el fin verificar la ocurrencia de actos, hechos u omisiones generadores de responsabilidad administrativa y de ser procedente iniciar, tramitar y decidir los procedimientos administrativos para la determinación de responsabilidades.

RESULTADO: Sana administración de los recursos públicos, logro de los objetivos y metas por parte de la administración con eficiencia y eficacia, todo lo cual debe traducirse en una menor cantidad de sanciones pero mucho más eficientes y oportunas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	17.990.377					17.990.377
4.02	Materiales, suministros y mercancías	1.770.571					1.770.571
4.03	Servicios no personales	547.739					547.739
	TOTAL	**20.308.687**					**20.308.687**

PROYECTO: COD. N.E: COD. PPTO: 029999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(27.710.801)

ASIGNACIÓN PRESUPUESTARIA: 27.710.801

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	27.710.801					27.710.801
	TOTAL	**27.710.801**					**27.710.801**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	27.710.801					27.710.801
4.07.01.00.00	Transferencias y donaciones corrientes internas	27.710.801					27.710.801
4.07.01.03.00	Transferencias corrientes internas al sector público	27.710.801					27.710.801
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	27.710.801					27.710.801
	- A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)	1.500.000					1.500.000
	- A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)	26.210.801					26.210.801

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	110.611.876					110.611.876
4.03	Servicios no personales	17.948.972					17.948.972
	TOTAL	**128.560.848**					**128.560.848**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	38.909.371					38.909.371
4.03	Servicios no personales	74.956.298					74.956.298
4.04	Activos reales	38.158.434					38.158.434
4.07	Transferencias y donaciones	185.000					185.000
4.11	Disminución de pasivos	1.000.000					1.000.000
	TOTAL	**153.209.103**					**153.209.103**

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	100.000					100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	100.000					100.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	100.000					100.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	80.000					80.000
	- S0312 Cruz Roja de Venezuela	20.000					20.000
	- S0518 Fundación Amigos del Niño con Cáncer	20.000					20.000
	- S0756 Hospital San Juan de Dios.	20.000					20.000
	- S0926 Sociedad Anticancerosa de Venezuela	20.000					20.000
4.07.01.01.76	Subsidios a entidades religiosas	20.000					20.000
	- S1897 Asociación Civil Red de Casas Don Bosco	20.000					20.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	85.000					85.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	85.000					85.000
4.07.02.01.00	Transferencias corrientes al exterior	85.000					85.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	85.000					85.000
	- I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS)	60.000					60.000
	- I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI)	25.000					25.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	251.977.678					251.977.678
	TOTAL	**251.977.678**					**251.977.678**

03

Consejo Nacional Electoral

CONSEJO NACIONAL ELECTORAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Consejo Nacional Electoral, en su carácter rector del Poder Electoral venezolano, ha diseñado una serie de acciones y proyectos a ejecutarse durante el ejercicio económico financiero 2015, con miras a dar cumplimiento a las competencias establecidas en la Constitución de la República Bolivariana de Venezuela y garantizar la democracia al pueblo venezolano. Todo ello, a través de la ejecución de las actividades programadas y la asignación de los recursos requeridos.

Desde su creación, el Poder Electoral ha brindado a las ciudadanas y ciudadanos sólidas herramientas que han permitido instrumentar un proceso de fortalecimiento continuo tanto del sistema electoral como de la democracia misma.

El Poder Electoral deber garantizarle al pueblo la participación y protagonismo en el ejercicio de su soberanía, mediante las instituciones políticas instauradas en la Constitución de la República Bolivariana de Venezuela, tales como: la elección de cargos públicos, el referendo, la consulta popular, la revocatoria de mandato, la iniciativa legislativa, constitucional y constituyente, el cabildo abierto y las asambleas de ciudadanos y ciudadanas. En el año 2015, corresponde la realización del proceso comicial para la elección de las diputadas y diputados de la Asamblea Nacional con sus respectivos suplentes y las diputadas y los diputados al Parlamento Latinoamericano. Lo cual debe realizarse proveyendo todos los recursos materiales, humanos y tecnológicos que garanticen una eficaz y eficiente participación ciudadana.

Asimismo, se pretende disminuir la brecha de la población mayor a 18 años no inscrita en el Registro Electoral, así como la actualización y depuración permanente del Registro Electoral, desplegando a nivel nacional los Centros de Inscripción y Actualización para la inclusión de las Ciudadanas y Ciudadanos en el Registro Electoral para el año 2015, lo que permitirá obtener un Registro Electoral actualizado. Para esto es necesaria la preparación de máquinas e insumos para su funcionamiento, así como la contratación de Agentes de Inscripción y Actualización del Registro Electoral.

No menos importante es la asignación constitucional que tiene el Organismo de garantizar a las personas el Ingreso Universal al Servicio Público de Registro Civil, transferencia y modernización integral, a través de la inscripción de los hechos vitales y el registro de actos jurídicos, consolidando la organización, administración y funcionamiento de este servicio público.

En su rol de promotor de la participación de las ciudadanas y ciudadanos en los asuntos públicos, el Poder Electoral continuará potenciando la creación de políticas que permitan generar espacios de encuentro para el intercambio de ideas y propuestas, todo con el objeto de fortalecer nuestra democracia y soberanía. En este mismo sentido, avanza la consolidación de la Escuela del Pensamiento del Poder Electoral, donde se pretende implantar una labor continua y permanente de Formación, Investigación, Publicación, Documentación e Información de todo lo relativo a la materia Electoral y de Registro Civil, contribuyendo con la generación de una nueva cultura electoral, cimentada sobre la Participación Ciudadana.

De acuerdo a lo anterior, el Consejo Nacional Electoral, para el año 2015, presenta 8 proyectos institucionales que potencian su objeto, alcance y competencias, formulados con estricto apego a los principios y garantías constitucionales descritas para este Poder Público Nacional. Los mismos son:

- Elecciones y/o Consultas 2015;
- Inscripción y Actualización para la Inclusión en el Registro Electoral Año 2015;

- Modernización Integral del Servicio Público de Registro Civil;
- Ejecución de Campañas Informativas y Publicitarias del Poder Electoral;
- Elecciones del Poder Popular 2015;
- Plan de Promoción para la Participación Política en las Elecciones Parlamentarias 2015;
- Fortalecimiento de los Procesos de Supervisión y Fiscalización del Sistema Nacional de Registro Civil y de Identificación para el Año 2015;
- Consolidación de la Escuela del Pensamiento del Poder Electoral. (formulado por el Ente adscrito Instituto de Altos Estudios del Poder Electoral).

La democracia venezolana debe ser considerada en función de la satisfacción y confiabilidad de las electoras y los electores en su sistema de votación y toda inversión que se realice para consolidarla, se verá reflejada en una mayor participación. Nos debemos a las venezolanas y los venezolanos que cada vez más creen, participan y hacen democracia.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126499	030094000	Fortalecimiento de los Procesos de Supervisión y Fiscalización del Sistema Nacional de Registro Civil y de Identificación para el año 2015	centro			200	25.000			25.000
126501	030095000	Elecciones del Poder Popular 2015	elección			100	25.000			25.000
126521	030096000	Inscripción y Actualización para la Inclusión en el Registro Electoral año 2015.	centro			1.500	19.550.000			19.550.000
126526	030097000	Modernización integral del Servicio Público de Registro Civil.	servicio			1	5.000.000			5.000.000
126529	030098000	Ejecución de campañas informativas y publicitarias del Poder Electoral	mensaje			87.522	4.000.000			4.000.000
126533	030099000	Plan de Promoción para la Participación Política en las Elecciones Parlamentarias 2015	plan			2	100.000			100.000
126535	030100000	Elecciones y/o Consultas 2015	elección			1	21.000.000			21.000.000
	039999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolivar			300.000	300.000			300.000
						TOTAL	50.000.000			50.000.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
030001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.486.119.922			1.486.119.922
030002000	Gestión administrativa	534.829.821			534.829.821
030003000	Previsión y protección social	609.274.273			609.274.273
	TOTAL	2.630.224.016			2.630.224.016

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.366**	**1.703**	**1.679**	**4.748**	**316.009.910**		**316.009.910**
Altos Funcionarios y de Elección Popular	4	4		8	2.938.568		2.938.568
Profesional y Técnico	997	938	1.653	3.588	242.806.055		242.806.055
Personal Administrativo	268	584		852	57.656.287		57.656.287
Obrero	97	177	26	300	12.609.000		12.609.000
Personal Contratado	**530**	**614**		**1.144**	**39.360.864**		**39.360.864**
Profesional y Técnico	456	466		922	27.888.744		27.888.744
Personal Administrativo	37	85		122	7.327.320		7.327.320
Obrero	37	63		100	4.144.800		4.144.800
TOTAL	**1.896**	**2.317**	**1.679**	**5.892**	**355.370.774**		**355.370.774**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**154**	**182**	**336**	**43.940.370**
Altos Funcionarios y de Elección Popular	4	4	8	1.472.643
Empleados	150	178	328	42.467.727
Jubilados	**1.012**	**1.019**	**2.031**	**561.307.749**
Altos Funcionarios y de Elección Popular	12	12	24	5.838.161
Empleados	1.000	1.007	2.007	555.469.588
TOTAL	**1.166**	**1.201**	**2.367**	**605.248.119**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.504.700.323			1.504.700.323
4.02	Materiales, suministros y mercancías	239.104.392			239.104.392
4.03	Servicios no personales	329.451.484			329.451.484
4.04	Activos reales	90.000			90.000
4.07	Transferencias y donaciones	606.877.817			606.877.817
	TOTAL	**2.680.224.016**			**2.680.224.016**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	497.558			497.558
4.07.01.00.00	Transferencias y donaciones corrientes internas	497.558			497.558
4.07.01.03.00	Transferencias corrientes internas al sector público	497.558			497.558
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	497.558			497.558
	- A0248 Fundación Instituto de Altos Estudios del Poder Electoral	497.558			497.558

PROYECTO: COD. N.E: 126499 COD. PPTO: 030094000 Fortalecimiento de los Procesos de Supervisión y Fiscalización del Sistema Nacional de Registro Civil y de Identificación para el año 2015

UNIDAD DE MEDIDA: centro

CANTIDAD: Fem.(0) Mas.(0) Total(200)

ASIGNACIÓN PRESUPUESTARIA: 25.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Nacional de Registro Civil e Identificación en el marco de las actuaciones y funcionamiento de los Órganos de Gestión y Órganos Cooperadores, garantizado la identidad como herramienta de derecho y justicia social y democrática.

OBJETIVOS ESPECÍFICOS: Fortalecer los procesos de supervisión y fiscalización del Sistema Nacional de Registro Civil y de Identificación, a fin de garantizar la transparencia en la emisión de los documentos que les otorgan la identidad a los ciudadanos y ciudadanas en el territorio nacional

RESULTADO: Estructuras supervisoras seguras y confiables que resguarden la emisión de los documentos de Identificación y de Registro Civil a través de mecanismos automatizados que garanticen la oportunidad y agilidad de cada trámite

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	25.000					25.000
	TOTAL	**25.000**					**25.000**

PROYECTO: COD. N.E: 126501 COD. PPTO: 030095000 Elecciones del Poder Popular 2015

UNIDAD DE MEDIDA: elección

CANTIDAD: Fem.(0) Mas.(0) Total(100)

ASIGNACIÓN PRESUPUESTARIA: 25.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fomentar el desarrollo de una cultura política ciudadana con criterio y sentido ético, sustentada en derechos y responsabilidades.

OBJETIVOS ESPECÍFICOS: Fortalecer y crear mecanismos institucionales que privilegien la participación popular

RESULTADO: Atender 100 procesos automatizados de Referéndum Consultivos, para la aprobación de las Cartas Fundacionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	14.897					14.897
4.03	Servicios no personales	10.103					10.103
	TOTAL	25.000					25.000

PROYECTO: COD. N.E: 126521 COD. PPTO: 030096000 Inscripción y Actualización para la Inclusión en el Registro Electoral año 2015.

UNIDAD DE MEDIDA: centro

CANTIDAD: Fem.(0) Mas.(0) Total(1.500)

ASIGNACIÓN PRESUPUESTARIA: 19.550.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar en la consolidación de un Registro Electoral inclusivo, auditable, confiable y automatizado, que incentive la participación política.

OBJETIVOS ESPECÍFICOS: Implantar los mecanismos necesarios para la inscripción , actualización y depuración de las electoras y electores en el Registro Electoral.

RESULTADO: Centros de Inscripción y Actualización para la inscripción, actualización y depuración de electores y electoras en el Registro Electoral.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	16.867.327					16.867.327
4.02	Materiales, suministros y mercancías	791.971					791.971
4.03	Servicios no personales	1.890.702					1.890.702
	TOTAL	**19.550.000**					**19.550.000**

PROYECTO: COD. N.E: 126526 COD. PPTO: 030097000 Modernización integral del Servicio Público de Registro Civil.

UNIDAD DE MEDIDA: servicio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.000.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar en el fortalecimiento del Derecho a la Identidad como derecho humano fundamental para el Estado venezolano, a través del cumplimiento de las disposiciones contenidas en la Ley Orgánica de Registro Civil.

OBJETIVOS ESPECÍFICOS: Garantizar a la población la prestación del Servicio Público de Registro Civil, a través de la inscripción de los hechos vitales y el registro de actos jurídicos, consolidando la organización, administración y funcionamiento de este servicio público esencial, bajo la estructura del Consejo Nacional Electoral, conforme a las disposiciones de la Ley Orgánica de Registro Civil, haciendo efectiva la existencia legal de todos y cada uno de los habitantes de la República Bolivariana de Venezuela.

RESULTADO: Prestación del Servicio Público de Registro Civil a todas las personas y con cobertura en el territorio nacional, de manera eficiente y eficaz, asegurando la inscripción de los hechos vitales y el registro de actos jurídicos, haciendo efectiva la existencia legal de todas y todos los habitantes de la República Bolivariana de Venezuela, adecuado a las disposiciones de la Ley Orgánica de Registro Civil.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.350.367					4.350.367
4.03	Servicios no personales	649.633					649.633
	TOTAL	**5.000.000**					**5.000.000**

PROYECTO: COD. N.E: 126529 COD. PPTO: 030098000 Ejecución de campañas informativas y publicitarias del Poder Electoral

UNIDAD DE MEDIDA: mensaje

CANTIDAD: Fem.(0) Mas.(0) Total(87.522)

ASIGNACIÓN PRESUPUESTARIA: 4.000.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fomentar el desarrollo de una cultura política ciudadana con criterio y sentido ético, sustentada en derechos y responsabilidades.

OBJETIVOS ESPECÍFICOS: Posicionar al Consejò Nacional Electoral como un árbitro confiable, transparente y seguro; además como una institución eficaz en la tramitación de documentos del Registro Civil.

RESULTADO: Mensajes difundidos, población informada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	3.910.000					3.910.000
4.04	Activos reales	90.000					90.000
	TOTAL	4.000.000					4.000.000

PROYECTO: COD. N.E: 126533 COD. PPTO: 030099000 Plan de Promoción para la Participación Política en las Elecciones Parlamentarias 2015

UNIDAD DE MEDIDA: plan

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 100.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar los procesos que contribuyen y garantizan el ejercicio democrático de ciudadanía y derechos políticos.

OBJETIVOS ESPECÍFICOS: Promover e incentivar la participación de los ciudadanos y ciudadanas para las Elecciones Parlamentarias 2015 y garantizar el cumplimiento de los criterios de equidad, pluralismo político e igualdad durante la campaña electoral de los candidatos y candidatas postulados en el evento electoral.

RESULTADO: Creación de planes que incentiven a la ciudadanía a participar en las "Elecciones Parlamentarias 2015". Además de garantizar el seguimiento sistemático de la propaganda electoral.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	83.211					83.211
4.03	Servicios no personales	16.789					16.789
	TOTAL	**100.000**					**100.000**

PROYECTO: COD. N.E: 126535 COD. PPTO: 030100000 Elecciones y/o Consultas 2015

UNIDAD DE MEDIDA: elección

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 21.000.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar los procesos que contribuyen y garantizan el ejercicio democrático de ciudadanía y derechos políticos.

OBJETIVOS ESPECÍFICOS: Garantizar la celebración de procesos de participación cívica a nivel nacional, estadal y municipal, con altos niveles de eficacia y eficiencia, 100% automatizados y con un nivel de participación del 100% de las electoras y electores inscritos en el Registro Electoral.

RESULTADO: Realización del proceso comicial correspondiente a: Elecciones Parlamentarias 2015.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.079.388					15.079.388
4.02	Materiales, suministros y mercancías	172.653					172.653
4.03	Servicios no personales	5.747.959					5.747.959
	TOTAL	**21.000.000**					**21.000.000**

PROYECTO: COD. N.E: COD. PPTO: 039999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(300.000)

ASIGNACIÓN PRESUPUESTARIA: 300.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	300.000					300.000
	TOTAL	**300.000**					**300.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	300.000					300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	300.000					300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	300.000					300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	300.000					300.000
	- A0248 Fundación Instituto de Altos Estudios del Poder Electoral	300.000					300.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.472.753.608					1.472.753.608
4.03	Servicios no personales	13.366.314					13.366.314
	TOTAL	**1.486.119.922**					**1.486.119.922**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	233.691.293					233.691.293
4.03	Servicios no personales	299.808.830					299.808.830
4.07	Transferencias y donaciones	1.329.698					1.329.698
	TOTAL	**534.829.821**					**534.829.821**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	197.558					197.558
4.07.01.00.00	Transferencias y donaciones corrientes internas	197.558					197.558
4.07.01.03.00	Transferencias corrientes intemas al sector público	197.558					197.558
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	197.558					197.558
	- A0248 Fundación Instituto de Altos Estudios del Poder Electoral	197.558					197.558

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	4.026.154					4.026.154
4.07	Transferencias y donaciones	605.248.119					605.248.119
	TOTAL	609.274.273					609.274.273

06

Ministerio del Poder Popular para Relaciones Exteriores

MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el año 2015, los objetivos de la política exterior de la República Bolivariana de Venezuela estarán orientados en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", el cual representa la carta estratégica que guiará por la ruta hacia la transición al Socialismo Bolivariano del siglo XXI, en el marco del impulso de una nueva geopolítica internacional y la consecuente consolidación de diferentes bloques regionales y económicos de poder que configuran el mundo multicéntrico y pluripolar. Por consiguiente, es vital para la Revolución Bolivariana establecer diferentes alianzas en función a las afinidades políticas, culturales, geográficas, históricas y económicas, que garanticen la presencia determinante de Venezuela en la geopolítica mundial, a partir de la profundización de las relaciones internacionales en las diferentes áreas de interés geoestratégicas, los organismos multilaterales y las naciones que las constituyen.

Dentro de las atribuciones de la Cancillería se encuentran: "La conducción de las relaciones con los Estados, dentro del territorio o en el exterior a través de las Misiones", estas últimas, elementos fundamentales e indispensables para la ejecución de la Política Exterior Eficiente. Las 154 Misiones Diplomáticas, Oficinas Consulares y Representaciones Permanentes ante Organismos Internacionales, conforman un cuerpo diplomático comprometido con los ideales Bolivarianos y con la consolidación de los cinco Objetivos Históricos de las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", en el ámbito internacional. Gracias a la continuidad del Presidente de la República, el apoyo de la Cancillería y los órganos y entes de la Administración Pública, la República Bolivariana de Venezuela ha tenido un avance importante en su posicionamiento en la Geopolítica Internacional, logros que se han tejido a causa de la formulación y puesta en práctica de políticas y estrategias bien definidas y orientadas que han permitido fundamentalmente, el fortalecimiento de la soberanía nacional y la integración latinoamericana, promoción de nuevos paradigmas que conlleven hacia un mundo pluripolar y la diversificación definitiva de las relaciones internacionales, que se constituyen en un punto importante de nuestra política exterior.

En este sentido, producto de las circunstancias internas y externas, se hace necesario continuar desempeñando el papel protagónico en la región y el mundo, consolidar la unión de nuestra América a través de organismos como la CELAC, Mercosur, ALBA, Unasur y ASA, hasta lograr el desmontaje completo de la ya debilitada hegemonía mundial y de los órganos internacionales supeditados a mantener el estatus global. El fortalecimiento de la alianza para los pueblos de nuestra América – Tratado de Comercio de los Pueblos (ALBA-TCP) juega un rol fundamental como primer anillo de seguridad internacional de la diplomacia patriota. Su interacción y defensa de los intereses latinoamericanos en los grandes organismos y foros internacionales es vital y fundamental en la expresión de nuevos esquemas de interacción económica, política y social. Para el año 2015 se espera el acercamiento de la comunidad de Estados Latinoamericanos y Caribeños como también con la República Popular China, en el cual dos modelos hacen esfuerzos para trabajar de manera mancomunada y en el que Venezuela juega un papel importante, además de las relaciones existentes la República Bolivariana de Venezuela se perfila con papel activo en el Consejo de Seguridad de la Organización de las Naciones Unidas (ONU) como miembro No-Permanente, esto permitirá denunciar dentro del propio seno de la ONU las acciones punitivas e injustas que toman las potencias hegemónicas en contra de los pueblos que buscan aumentar su autonomía y quitarse el yugo histórico de estos grandes imperios neocoloniales

En materia Política, la República Bolivariana de Venezuela será sede de la XVII Cumbre del movimiento de Países No alineados reuniendo a las delegaciones de más de 120 países miembros, así mismo, en el ámbito ambiental, el papel fundamental de Venezuela en preservación del planeta a través de un nuevo modelo económico social y humano que garantice la sostenibilidad de los recursos naturales para las nuevas generaciones, en este sentido, la participación en el Foro de Alto Nivel sobre Cambio Climático en la Organización de las Naciones Unidas permitirá mantener una posición firme e integral para iniciar una nueva era de solidaridad, garantías de paz, el respeto de las libertades de pensamiento, religión y la autodeterminación de los pueblos.

En este marco, el Ministerio del Poder Popular para Relaciones Exteriores continuará aplicando para el ejercicio 2015, una Política Presupuestaria comprensible, factible y dinámica, cumpliendo con los criterios recomendados por los órganos rectores en materia de Planificación y Presupuesto, atendiendo las perspectivas de las variables que representen el equilibrio de ingresos y gastos en dicho ejercicio, considerando las limitaciones fiscales existentes; orientando la aplicación de los recursos disponibles con criterio de austeridad, maximizando la eficiencia en el gasto, de acuerdo con lo establecido en el Decreto 6.649 mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional.

El Plan Operativo Anual Institucional (POAI) 2015 el Ministerio del Poder Popular para Relaciones Exteriores mantiene una estructura metodológica y política que permite mezclar criterios técnicos y metodológicos para adaptarlos a la dinámica de la Política Exterior Bolivariana y su papel protagónico en la construcción de la Gran Potencia Naciente de América Latina y el Caribe conforme al Artículo 153 de la Constitución de la República Bolivariana de Venezuela y los Objetivos Históricos 3 y 4 del las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019". A tal efecto, el POA busca plasmar la vinculación Plan-Presupuesto a través del análisis científico de los desafíos que presenta el sector de la Política y Relaciones Exteriores, partiendo de un diagnóstico de los desafíos y obstáculos estructurales y coyunturales del panorama regional, hemisférico y global que permita diseñar los objetivos, estrategias y metas que den cumplimiento a lo establecido en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
125473	060058000	Impulsar las fases de la Política Exterior Bolivariana dentro de la Gran Potencia Naciente de América Latina y el Caribe en el marco de la construcción de un mundo pluripolar para el periodo 2015-2019.	01/01/2015	31/12/2017		1.500.000	60.750.000	56.500.000	118.750.000
				TOTAL		**1.500.000**	**60.750.000**	**56.500.000**	**118.750.000**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
125429	060051000	Ejecución de Iniciativas Estratégicas de alto impacto geopolítico en el exterior para convertir a Venezuela en país potencia dentro de la gran potencia naciente de América Latina y el Caribe	Acción			965	12.004.908			12.004.908
125454	060052000	Fortalecimiento de las Actuaciones Diplomáticas y Consulares de nuestras Misiones Diplomáticas, Oficinas Consulares y Representaciones Permanentes ante los organismos internacionales acreditadas en el exterior	Actuación			1.741	35.818.977			35.818.977
125455	060053000	Fortalecimiento de la política exterior cultural de la República Bolivariana de Venezuela	Actividad			631	4.240.637			4.240.637
125458	060054000	Fortalecimiento de la eficiencia político administrativa y calidad revolucionaria del MPPRE	Actividad			33.509	21.072.454			21.072.454

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
125461	060055000	Ejecución de Iniciativas Estratégicas Mancomunadas de alto impacto político en el ámbito regional, hemisférico y mundial	Actividad			584	24.027.892			24.027.892
125468	060056000	Identificar, determinar y preservar en una primera fase la frontera terrestre, fluvial y marítima de la República Bolivariana de Venezuela con los países vecinos.	Actividad			463	3.350.000			3.350.000
125469	060057000	Reimpulso de la representación Diplomática de la República Bolivariana de Venezuela en el mundo	Servicio			2.076	918.934.976			918.934.976
125473	060058000	Impulsar las fases de la Política Exterior Bolivariana dentro de la Gran Potencia Naciente de América Latina y el Caribe en el marco de la construcción de un mundo pluripolar para el periodo 2015-2019.	Servicio			1	1.500.000			1.500.000
125496	060059000	Fortalecimiento de la presencia de la República Bolivariana de Venezuela en los organismos multilaterales y en los Foros de Diálogo y Concertación política, particularmente en materia de integración	Actividad			320	28.449.320			28.449.320
125613	060060000	Modernización y Fortalecimiento de las instalaciones del Ministerio del Poder Popular para Relaciones Exteriores.	Actividad			11.955	88.050.000			88.050.000
	069999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			10.758.356	10.758.356			10.758.356
						TOTAL	**1.148.207.520**			**1.148.207.520**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
060001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	799.738.751			799.738.751
060002000	Gestión administrativa	143.956.044			143.956.044
060003000	Previsión y protección social	177.375.000			177.375.000
	TOTAL	**1.121.069.795**			**1.121.069.795**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**860**	**1.389**		**2.249**	**103.444.558**	**6.592.500**	**110.037.058**
Altos Funcionarios y de Elección Popular		1		1	25.508		25.508
Alto Nivel y de Dirección	2	4		6	204.066		204.066
Directivo	30	21		51	1.951.392	3.759.107	5.710.499
Profesional y Técnico	153	423		576	27.256.500	1.352.200	28.608.700
Personal Administrativo	635	638		1.273	57.807.092	1.481.193	59.288.285
Obrero	40	302		342	16.200.000		16.200.000
Personal Contratado	**1.508**	**1.215**		**2.723**	**233.405.875**		**233.405.875**
Profesional y Técnico	1.273	898		2.171	210.578.745		210.578.745
Personal Administrativo	235	317		552	22.827.130		22.827.130
TOTAL	**2.368**	**2.604**		**4.972**	**336.850.433**	**6.592.500**	**343.442.933**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**228**	**32**	**260**	**30.200.000**
Empleados	228	32	260	30.200.000
Jubilados	**622**	**544**	**1.166**	**147.175.000**
Empleados	622	544	1.166	147.175.000
TOTAL	**850**	**576**	**1.426**	**177.375.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.344.092.836			1.344.092.836
4.02	Materiales, suministros y mercancías	117.026.605			117.026.605
4.03	Servicios no personales	563.258.781			563.258.781
4.04	Activos reales	13.307.994			13.307.994
4.06	Gastos de defensa y seguridad del estado	6.300.000			6.300.000
4.07	Transferencias y donaciones	211.991.099			211.991.099
4.11	Disminución de pasivos	13.300.000			13.300.000
	TOTAL	**2.269.277.315**			**2.269.277.315**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	14.000.000			14.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	14.000.000			14.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	14.000.000			14.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	14.000.000			14.000.000
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	14.000.000			14.000.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	10.000.000			10.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	10.000.000			10.000.000
4.07.02.01.00	Transferencias corrientes al exterior	10.000.000			10.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	10.000.000			10.000.000
	- I0077 Organización de las Naciones Unidas (ONU)	10.000.000			10.000.000

PROYECTO: COD. N.E: 125429 COD. PPTO: 060051000 Ejecución de Iniciativas Estratégicas de alto impacto geopolítico en el exterior para convertir a Venezuela en país potencia dentro de la gran potencia naciente de América Latina y el Caribe

UNIDAD DE MEDIDA: Acción

CANTIDAD: Fem.(0) Mas.(0) Total(965)

ASIGNACIÓN PRESUPUESTARIA: 12.004.908

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diversificar las relaciones diplomáticas para la creación de nuevos bloques de poder no hegemónicos, de acuerdo al establecimiento de áreas de interés geoestratégicas, para la construcción de un mundo multicéntrico y pluripolar.

OBJETIVOS ESPECÍFICOS: Garantizar la ejecución eficiente de Iniciativas Estratégicas de alto impacto que redunden en beneficios para la nación.

RESULTADO: Política Exterior de la República Bolivariana de Venezuela fortalecida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	802.518					802.518
4.02	Materiales, suministros y mercancías	2.192.047					2.192.047
4.03	Servicios no personales	8.402.215					8.402.215
4.07	Transferencias y donaciones	608.128					608.128
	TOTAL	**12.004.908**					**12.004.908**

PROYECTO: COD. N.E: 125454 COD. PPTO: 060052000 Fortalecimiento de las Actuaciones Diplomáticas y Consulares de nuestras Misiones Diplomáticas, Oficinas Consulares y Representaciones Permanentes ante los organismos internacionales acreditadas en el exterior

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total(1741)

ASIGNACIÓN PRESUPUESTARIA: 35.818.977

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diversificar las relaciones diplomáticas para la creación de nuevos bloques de poder no hegemónicos, de acuerdo al establecimiento de áreas de interés geoestratégicas, para la construcción de un mundo multicéntrico y pluripolar.

OBJETIVOS ESPECÍFICOS: Fortalecer las actuaciones diplomáticas y consulares de las Misiones Diplomáticas, Oficinas Consulares y Representaciones Permanentes ante los organismos internacionales para posicionar los logros revolucionarios alcanzados por Venezuela, así como hacer frente a los intereses hegemónicos de la potencia imperialista.

RESULTADO: Servicio de representación diplomática de Venezuela fortalecida a través de una eficiente ejecución de las actuaciones diplomáticas y consulares por medio de nuestras Misiones Diplomáticas, Oficinas Consulares y Representaciones Permanentes ante los Organismos Internacionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.514.075					1.514.075
4.02	Materiales, suministros y mercancías	8.131.019					8.131.019
4.03	Servicios no personales	26.015.932					26.015.932
4.07	Transferencias y donaciones	157.951					157.951
	TOTAL	**35.818.977**					**35.818.977**

PROYECTO: COD. N.E: 125455 COD. PPTO: 060053000 Fortalecimiento de la política exterior cultural de la República Bolivariana de Venezuela

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(631)

ASIGNACIÓN PRESUPUESTARIA: 4.240.637

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Reimpulsar el intercambio cultural, educativo y científico a fin de aumentar el impacto generado por la revolución Bolivariana en el exterior.

OBJETIVOS ESPECÍFICOS: Aplicar estrategias para la visibilización y el fortalecimiento de los movimientos sociales que hacen vida en las regiones del mundo donde Venezuela tiene presencia a través de sus representaciones diplomáticas y consulares.

RESULTADO: Servicio de representación cultural de la República Bolivariana de Venezuela en el ámbito internacional fortalecida mediante una articulación de actividades culturales que generen un verdadero impacto en las bases populares a nivel regional, hemisférico y mundial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	761.998					761.998
4.02	Materiales, suministros y mercancías	521.081					521.081
4.03	Servicios no personales	2.950.369					2.950.369
4.07	Transferencias y donaciones	7.189					7.189
	TOTAL	**4.240.637**					**4.240.637**

PROYECTO: COD. N.E: 125458 COD. PPTO: 060054000 Fortalecimiento de la eficiencia político administrativa y calidad revolucionaria del Ministerio del Poder Popular para Relaciones Exteriores

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(33509)

ASIGNACIÓN PRESUPUESTARIA: 21.072.454

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Reimpulsar la nueva institucionalidad Bolivariana en el Ministerio del Poder Popular para Relaciones Exteriores con la finalidad de fortalecer la política exterior venezolana.

OBJETIVOS ESPECÍFICOS: Fortalecer el Sistema de Control de Gestión Administrativa del Ministerio del Poder Popular para Relaciones Exteriores

RESULTADO: Procesos administrativos actualizados y automatizados permitiendo una mejor distribución del tiempo y los cargos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	517.965					517.965
4.02	Materiales, suministros y mercancías	3.600.929					3.600.929
4.03	Servicios no personales	9.782.381					9.782.381
4.04	Activos reales	371.179					371.179
4.07	Transferencias y donaciones	6.800.000					6.800.000
	TOTAL	**21.072.454**					**21.072.454**

PROYECTO: COD. N.E: 125461 COD. PPTO: 060055000 Ejecución de Iniciativas Estratégicas Mancomunadas de alto impacto político en el ámbito regional, hemisférico y mundial

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(584)

ASIGNACIÓN PRESUPUESTARIA: 24.027.892

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diversificar las relaciones diplomáticas para la creación de nuevos bloques de poder no hegemónicos, de acuerdo al establecimiento de áreas de interés geoestratégicas, para la construcción de un mundo multicentrico y pluripolar.

OBJETIVOS ESPECÍFICOS: Ejecutar propuestas de política exterior a través de la metodología de Iniciativas Estratégicas Mancomunadas que generen impacto estructural de mediano y largo plazo en materia de Diplomacia Dura y Blanda que beneficien el acercamiento de los pueblos, la transferencia tecnológica y la cooperación internacional

RESULTADO: Iniciativas Estratégicas Mancomunadas de alto impacto regional y hemisférico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	270.000					270.000
4.02	Materiales, suministros y mercancías	111.901					111.901
4.03	Servicios no personales	22.750.591					22.750.591
4.04	Activos reales	895.400					895.400
	TOTAL	**24.027.892**					**24.027.892**

PROYECTO:	COD. N.E: 125468 COD. PPTO: 060056000 Identificar, determinar y preservar en una primera fase la frontera terrestre, fluvial y marítima de la República Bolivariana de Venezuela con los países vecinos.
UNIDAD DE MEDIDA:	Actividad
CANTIDAD:	Fem.(0) Mas.(0) Total(463)
ASIGNACIÓN PRESUPUESTARIA:	3.350.000
OBJETIVO HISTÓRICO:	IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el desarrollo integral de los espacios fronterizos y las relaciones bilaterales de vecindad
OBJETIVOS ESPECÍFICOS:	Fortalecer la soberanía nacional acelerando la conformación del bloque geopolítico regional y de un mundo multipolar.
RESULTADO:	Frontera fluvial, marítima y terrestre identificada y preservada para garantizar la soberanía territorial de la República Bolivariana de Venezuela

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	2.474.111					2.474.111
4.04	Activos reales	875.889					875.889
	TOTAL	**3.350.000**					**3.350.000**

PROYECTO: COD. N.E: 125469 COD. PPTO: 060057000 Reimpulso de la representación Diplomática de la República Bolivariana de Venezuela en el mundo

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(2076)

ASIGNACIÓN PRESUPUESTARIA: 918.934.976

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diversificar las relaciones diplomáticas para la creación de nuevos bloques de poder no hegemónicos, de acuerdo al establecimiento de áreas de interés geoestratégicas, para la construcción de un mundo multicéntrico y pluripolar.

OBJETIVOS ESPECÍFICOS: Consolidar la presencia de Venezuela en los países geoestratégicos donde se tiene representación Diplomática y Consular a través de procesos administrativos y logísticos eficientes y dinámicos.

RESULTADO: Nivel operativo del Servicio Exterior Bolivariano garantizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	574.715.386					574.715.386
4.02	Materiales, suministros y mercancías	75.469.998					75.469.998
4.03	Servicios no personales	265.706.761					265.706.761
4.07	Transferencias y donaciones	3.042.831					3.042.831
	TOTAL	**918.934.976**					**918.934.976**

PROYECTO: COD. N.E: 125473 COD. PPTO: 060058000 Impulsar las fases de la Política Exterior Bolivariana dentro de la Gran Potencia Naciente de América Latina y el Caribe en el marco de la construcción de un mundo pluripolar para el periodo 2015-2019.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.500.000

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construir la institucionalidad de un nuevo orden de integración financiera y el establecimiento del comercio justo.

OBJETIVOS ESPECÍFICOS: Fortalecer los mecanismos de integración de América Latina y el Caribe, aumentado su capacidad de acción hacia la conformación de una Gran Zona Económica que apalanque procesos de industrialización regional conjunta a través de estrategias de cooperación internacional.

RESULTADO: Servicio de representación diplomática orientada al cumplimiento de las fases de la política exterior Bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.500.000					1.500.000
	TOTAL	**1.500.000**					**1.500.000**

PROYECTO: COD. N.E: 125496 COD. PPTO: 060059000 Fortalecimiento de la presencia de la República Bolivariana de Venezuela en los organismos multilaterales y en los Foros de Diálogo y Concertación política, particularmente en materia de integración

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(320)

ASIGNACIÓN PRESUPUESTARIA: 28.449.320

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la política exterior de la República Bolivariana de Venezuela en ámbito multilateral permitiendo la transformación de los sistemas internacionales de concertación política, cooperación e integración.

OBJETIVOS ESPECÍFICOS: Fortalecer la Política Multilateral e Integración del Gobierno Bolivariano en más del 50% de países miembros de las Naciones Unidas, aliados de Venezuela en los mecanismos: CELAC y MNOAL para continuar desempeñando un papel protagónico en la construcción de la unión latinoamericana y caribeña, dinamizando los nuevos espacios de concertación política para garantizar la participación activa e impulso de políticas y acciones que beneficien a los pueblos de Nuestra América.

RESULTADO: Presencia activa de la República Bolivariana de Venezuela fortalecida en los organismos multilaterales y en los Foros de Diálogo y Concertación política, particularmente en materia de integración.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	664.520					664.520
4.03	Servicios no personales	7.775.800					7.775.800
4.04	Activos reales	9.000					9.000
4.07	Transferencias y donaciones	10.000.000					10.000.000
4.11	Disminución de pasivos	10.000.000					10.000.000
	TOTAL	**28.449.320**					**28.449.320**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	10.000.000					10.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	10.000.000					10.000.000
4.07.02.01.00	Transferencias corrientes al exterior	10.000.000					10.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	10.000.000					10.000.000
	- I0077 Organización de las Naciones Unidas (ONU)	10.000.000					10.000.000

PROYECTO: COD. N.E: 125613 COD. PPTO: 060060000 Modernización y Fortalecimiento de las instalaciones del Ministerio del Poder Popular para Relaciones Exteriores.

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(11955)

ASIGNACIÓN PRESUPUESTARIA: 88.050.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aumentar la capacidad operativa, administrativa y sustantiva del Ministerio del Poder Popular para Relaciones Exteriores a través de instalaciones en óptimo estado.

OBJETIVOS ESPECÍFICOS: Aumentar la capacidad operativa, administrativa y sustantiva del Ministerio del Poder Popular para Relaciones Exteriores a través de instalaciones en óptimo estado.

RESULTADO: Pisos 4 al 9 de la Torre MRE rehabilitados y acondicionados para garantizar la operatividad del trabajo administrativo así como Casa Amarilla recuperada en su totalidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	22.143					22.143
4.02	Materiales, suministros y mercancías	1.510.364					1.510.364
4.03	Servicios no personales	80.011.967					80.011.967
4.04	Activos reales	6.505.526					6.505.526
	TOTAL	**88.050.000**					**88.050.000**

PROYECTO: COD. N.E: COD. PPTO: 069999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(10758356)

ASIGNACIÓN PRESUPUESTARIA: 10.758.356

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	10.758.356					10.758.356
	TOTAL	**10.758.356**					**10.758.356**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	10.758.356					10.758.356
4.07.01.00.00	Transferencias y donaciones corrientes internas	10.758.356					10.758.356
4.07.01.03.00	Transferencias corrientes internas al sector público	10.758.356					10.758.356
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	10.758.356					10.758.356
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	10.758.356					10.758.356

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	765.488.751					765.488.751
4.03	Servicios no personales	34.250.000					34.250.000
	TOTAL	**799.738.751**					**799.738.751**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	24.824.746					24.824.746
4.03	Servicios no personales	101.638.654					101.638.654
4.04	Activos reales	4.651.000					4.651.000
4.06	Gastos de defensa y seguridad del estado	6.300.000					6.300.000
4.07	Transferencias y donaciones	3.241.644					3.241.644
4.11	Disminución de pasivos	3.300.000					3.300.000
	TOTAL	**143.956.044**					**143.956.044**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.241.644					3.241.644
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.241.644					3.241.644
4.07.01.03.00	Transferencias corrientes internas al sector público	3.241.644					3.241.644
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.241.644					3.241.644
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	3.241.644					3.241.644

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	177.375.000					177.375.000
	TOTAL	**177.375.000**					**177.375.000**

08

Ministerio del Poder Popular para la Defensa

MINISTERIO DEL PODER POPULAR PARA LA DEFENSA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para la Defensa (Mppd), como parte de la Administración Pública Nacional, desarrolla su gestión institucional en el marco de las políticas implementadas por el Ejecutivo Nacional a través de las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019", y en correspondencia con lo establecido en la Ley Orgánica de la Fuerza Armada Nacional Bolivariana.

En este sentido, el Presidente de la República Bolivariana de Venezuela y Comandante en Jefe de la Fuerza Armada Nacional Bolivariana (Fanb), presentó doce (12) líneas estratégicas de trabajo para iniciar la nueva fase de gobierno. En ellas definió la novena línea de trabajo: "Fortalecimiento de la Fuerza Armada Nacional Bolivariana para la Defensa del país", considerando la necesidad de garantizar el bienestar, seguridad social, desarrollo educativo y protección integral a los familiares del personal de la Fanb; así como potenciar el mantenimiento, equipamiento e infraestructura para la defensa y desarrollo integral de la Nación.

En atención a estos planteamientos, y como parte de las políticas de gobierno, el Mppd a través de la Gran Misión Negro Primero establece cinco ejes de gestión:

- Bienestar y seguridad social, con el propósito de establecer mecanismos que garanticen a los integrantes de la Fanb mejoras en su calidad de vida.
- Equipamiento y mantenimiento, referente a los diferentes sistemas de armas.
- Infraestructura, dirigido a la construcción de nuevas unidades y transformación de otras para el bienestar del recurso humano, la seguridad de las instalaciones y la conservación del material de defensa.
- Desarrollo nacional, en aras del fortalecer la industria militar y desarrollar el proceso productivo de las unidades de la Fanb en materia agrícola, de manufactura y servicios.
- Educación, a fin de fortalecer, perfeccionar e impulsar los cambios en el sistema educativo militar, y contribuir con el Estado en materia de docencia, de acuerdo al principio de corresponsabilidad de la ciudadanía para la defensa integral de la Nación.

En este orden de ideas, y con el objeto de que la Fanb pueda garantizar la independencia y soberanía de la Nación, a través de la defensa militar, la cooperación en el mantenimiento del orden interno y la participación activa en el desarrollo nacional, este Despacho Ministerial orienta su gestión para el ejercicio económico financiero 2015 atendiendo a:

1. Defensa militar

- Desarrollar acciones que permitan la definición de una estrategia dirigida a la mejora sustantiva de la capacidad defensiva del país y de sus nacionales, bajo el rediseño del sistema de defensa territorial y su redistribución como Fanb.
  - Mantener el crecimiento y desarrollo hacia una organización sólida, con alta capacidad de respuesta en su ámbito de acción.
  - Profundizar el proceso de redistribución territorial de la Fanb a través del fortalecimiento de las Regiones Estratégicas de Defensa Integral (Redi), las Zonas Operativas y las Áreas de Defensa Integral, así como propiciar las mejoras en las comunicaciones entre ellas y las instituciones civiles.
  - Fortalecer las operaciones militares en las fronteras con el fin de controlar y neutralizar el crimen transnacional.
  - Efectuar los procesos de creación, reestructuración, reequipamiento y reubicación de las unidades militares, atendiendo las necesidades de la defensa integral.
  - Desarrollar acciones que permitan fortalecer la integración cívico - militar.
  - Apuntalar y optimizar el talento humano con el desarrollo de la Gran Misión Negro Primero, así como concretar las acciones que permitan garantizar el bienestar social del personal militar desplegado a lo largo y ancho del territorio nacional.
  - Profundizar las labores investigativas, de logística y apoyo que mejoren las labores de contrainteligencia.
- Ampliación y conformación del poderío militar para la defensa de la Patria.
  - Propiciar el fortalecimiento de la capacidad instalada de la industria militar, afianzando la cooperación con países hermanos, fomentando la transferencia tecnológica, así como las acciones dirigidas a profundizar los vínculos de integración donde se compartan capacidades y conocimientos del desarrollo militar nacional y subregional.
  - Fortalecer el desarrollo del sistema de adiestramiento con la doctrina militar Bolivariana para la defensa integral de la Patria.
- Desarrollar acciones que permitan garantizar la protección y la defensa de la soberanía permanente del Estado en materia de los recursos naturales del territorio para beneficio de nuestro pueblo.
  - Fortalecer actividades de conservación y uso sustentable de la diversidad biológica y minera, así como la protección de las cuencas hidrográficas.
  - Desarrollar labores de resguardo que permitan la erradicación de los delitos de comercialización ilegal de los minerales estratégicos.

2. Cooperación en el mantenimiento del orden interno.

- Concretar acciones dirigidas a la profundización y consolidación de acciones que procuren el fortalecimiento de la nueva institucionalidad y el impulso definitivo del nuevo Estado democrático y social de Derecho y de Justicia.

  - Mantener una actitud sostenida y comprometida con la defensa de la voluntad del pueblo, contribuyendo con la organización popular y el ejercicio democrático de la autoridad constitucionalmente establecida.

  - Desarrollar acciones que permitan el fortalecimiento del sistema de administración de justicia militar.

  - Ejecutar obras de reparación y mejoramiento de la infraestructura existente, así como la procura de nuevos espacios físicos para tribunales y fiscalías, de acuerdo a los planes de desarrollo de la acción judicial militar.

  - Ampliar las capacidades de soporte de la Fanb, con la finalidad de seguir contribuyendo al desarrollo del Plan Patria Segura y la lucha contra el delito organizado.

3. Participación activa en el desarrollo nacional.

- Mantener una actitud y decisión institucional en función de la consolidación de un estilo científico, tecnológico e innovador de carácter transformador, dinámico y creativo que avale el modelo productivo socialista, en la procura de contribuir al desarrollo de las capacidades científico - tecnológicas vinculadas a las necesidades del pueblo.

  - Ejecutar acciones concretas en procura de desarrollar tecnologías propias de la industria militar, para asegurar la autonomía y la soberanía en el espacio aéreo, naval y terrestre.

Finalmente, las estimaciones presupuestarias estuvieron orientadas a prever los compromisos adquiridos, incluidos los correspondientes al consumo por concepto de los servicios básicos, al igual que las transferencias, subsidios y donaciones que se estiman otorgar al sector privado, en consonancia con la política del Estado. Asimismo, se mantienen los criterios de eliminación del gasto suntuario, y se considera sufragar los beneficios socio-económicos, que en materia remunerativa han sido decretados para los funcionarios públicos en sus diferentes categorías: personal militar, empleados, obreros, de salud, pensionados y jubilados.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
116382	080083000	Inversión Militar de la Fuerza Armada Nacional Bolivariana.	02/01/2012	31/12/2016	20.468.924.555	3.268.924.555			23.737.849.110
				TOTAL	**20.468.924.555**	**3.268.924.555**			**23.737.849.110**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
125577	080039000	Servicios, Infraestructura y Compras Comunes que garanticen el nivel operativo de la Fuerza Armada Nacional Bolivariana.	Servicio			66.170	1.213.456.789			1.213.456.789
116382	080083000	Inversión Militar de la Fuerza Armada Nacional Bolivariana.	Sistema			21		3.268.924.555		3.268.924.555
125433	080137000	Sostenimiento Logístico de la Fuerza Armada Nacional Bolivariana.	Actividad			423	1.466.456.789			1.466.456.789
125438	080138000	Sostenimiento de la Defensa Militar.	Operación			864	12.404.800.132			12.404.800.132
125466	080139000	Desarrollo del Sistema Educativo de la Fuerza Armada Nacional Bolivariana.	Estudiante	27.651	52.040	79.691	804.869.988			804.869.988
125650	080140000	Cuidado Integral de la Salud a través de la Red Sanitaria Militar.	Paciente	3.796.445	3.106.182	6.902.627	2.637.949.039			2.637.949.039
125662	080141000	Fortalecimiento de la Milicia Bolivariana.	Defensa			336	32.456.789			32.456.789
125428	080142000	Operaciones de Contrainteligencia Militar para preservar la seguridad de la Nación.	Acción			1.728	190.000.000			190.000.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
125484	080143000	Sistema Estadistico Automatizado del Ministerio del Poder Popular para la Defensa.	Módulo			9	4.600.000			4.600.000
125634	080144000	Fortalecimiento del Servicio de la Defensoría Pública Militar.	Actuación			20.304	15.456.789			15.456.789
125564	080145000	Administración de Justicia Militar.	Actuación			6.516	14.500.000			14.500.000
125668	080146000	Servicio de Seguridad, Custodia y Protección Presidencial.	Evento			541	68.500.000			68.500.000
125680	080147000	Fortalecimiento de la Gestión Judicial en la Jurisdicción Penal Militar (F.G.M.).	Actuación			12.500	6.150.000			6.150.000
125411	080148000	Garantizar el ejercicio del control fiscal en la Fuerza Armada Nacional Bolivariana.	Actuación			366	9.100.000			9.100.000
125651	080149000	I fase de la implementación del sistema de planificación administrativo automatizado.	Módulo			4	4.320.415			4.320.415
	089999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	Bolivar			6.487.905.887	6.487.905.887	-		6.487.905.887
						TOTAL	**25.360.522.617**	**3.268.924.555**		**28.629.447.172**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
080001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.447.454.969			2.447.454.969
080002000	Gestión administrativa	1.450.899.595			1.450.899.595
080003000	Previsión y protección social	484.658.637			484.658.637
080006000	Agregadurías Militares	70.000.000			70.000.000
080007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	2.200.000			2.200.000
	TOTAL	**4.455.213.201**			**4.455.213.201**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**79.867**	**205.696**	**7.321**	**292.884**	**6.353.463.382**	**224.645.096**	**6.578.108.478**
Profesional y Técnico	3.917	1.229	2.061	7.207	167.876.426	66.324.717	234.201.143
Personal Administrativo	2.658	1.260	831	4.749	117.718.522	45.290.772	163.009.294
Personal Docente	1.608	1.183		2.791	41.155.901		41.155.901
Personal Médico	938	586	555	2.079	43.831.365		43.831.365
Personal Militar	64.967	194.891		259.858	5.657.069.238		5.657.069.238
Obrero	5.779	6.547	3.874	16.200	325.811.930	113.029.607	438.841.537
Personal Fijo a Tiempo Parcial	**104**	**121**	**75**	**300**	**4.478.342**	**199.443**	**4.677.785**
Profesional y Técnico	17	11	3	31	340.472	199.443	539.915
Personal Docente	58	41		99	2.340.000		2.340.000
Personal Médico	29	69	72	170	1.797.870		1.797.870
Personal Contratado	**635**	**479**		**1.114**	**32.827.820**		**32.827.820**
Profesional y Técnico	51	30		81	1.984.362		1.984.362
Personal Administrativo	134	122		256	6.888.163		6.888.163
Personal Docente	410	313		723	22.311.995		22.311.995
Personal Médico	40	14		54	1.643.300		1.643.300
TOTAL	**80.606**	**206.296**	**7.396**	**294.298**	**6.390.769.544**	**224.844.539**	**6.615.614.083**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**1.351**	**1.707**	**3.058**	**130.957.139**
Médicos	20	50	70	6.715.833
Empleados	612	750	1.362	55.837.836
Docentes	15	30	45	3.588.297
Obreros	704	877	1.581	64.815.173
Jubilados	**4.188**	**5.150**	**9.338**	**353.701.498**
Médicos	40	80	120	4.545.317
Empleados	1.980	2.420	4.400	166.661.660
Docentes	278	340	618	23.408.387
Obreros	1.890	2.310	4.200	159.086.134
TOTAL	**5.539**	**6.857**	**12.396**	**484.658.637**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	15.909.929.405			15.909.929.405
4.02	Materiales, suministros y mercancías	3.697.458.220			3.697.458.220
4.03	Servicios no personales	2.314.255.058			2.314.255.058
4.04	Activos reales	372.956.701	3.268.924.555		3.641.881.256
4.06	Gastos de defensa y seguridad del estado	369.344.101			369.344.101
4.07	Transferencias y donaciones	7.127.554.939			7.127.554.939
4.11	Disminución de pasivos	24.237.394			24.237.394
	TOTAL	**29.815.735.818**	**3.268.924.555**		**33.084.660.373**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	6.638.515.999			6.638.515.999
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.638.515.999			6.638.515.999
4.07.01.03.00	Transferencias corrientes internas al sector público	6.638.515.999			6.638.515.999
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	801.717.990			801.717.990
	- A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	44.000.000			44.000.000
	- A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)	16.254.474			16.254.474
	- A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	5.420.000			5.420.000
	- A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)	170.586.773			170.586.773
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	11.606.193			11.606.193
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	40.000.000			40.000.000
	- A0293 Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)	3.082.040			3.082.040
	- A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)	20.000.000			20.000.000
	- A0485 Fundación de Cardiología Integral (FUNDACARDIN)	12.000.000			12.000.000
	- A0515 Fundación Müröntö: Centro de Innovación para el Desarrollo	2.000.000			2.000.000
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	476.768.510			476.768.510

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	165.062.198			165.062.198
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	165.062.198			165.062.198
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	5.588.235.811			5.588.235.811
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	5.588.235.811			5.588.235.811
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	83.500.000			83.500.000
	- A0610 Compañía Anónima Venezolana de Industrias Militares (CAVIM)	83.500.000			83.500.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	296.698			296.698
4.07.01.00.00	Transferencias y donaciones corrientes internas	296.698			296.698
4.07.01.01.00	Transferencias corrientes internas al sector privado	296.698			296.698
4.07.01.01.73	Subsidios a instituciones benéficas privadas	296.698			296.698
	- S0940 Sociedad Divulgativa de la Historia Militar	296.698			296.698

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	209.193			209.193
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	209.193			209.193
4.07.02.01.00	Transferencias corrientes al exterior	209.193			209.193
4.07.02.01.04	Transferencias corrientes a organismos internacionales	209.193			209.193
	- I0090 Organización Mundial de la Salud (O.M.S.)	30.141			30.141
	- I0225 Unión Deportiva Militar Sudamericana (UDMSA)	33.900			33.900
	- I0226 Consejo Internacional del Deporte Militar (CISM)	145.152			145.152

PROYECTO: COD. N.E: 125577 COD. PPTO: 080039000 Servicios, Infraestructura y Compras Comunes que garanticen el nivel operativo de la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total (66.170)

ASIGNACIÓN PRESUPUESTARIA: 1.213.456.789

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aplicar estrategias que permitan la dotación de los insumos necesarios para brindar servicio de apoyo a las Unidades y Dependencias de la Fuerza Armada Nacional Bolivariana.

OBJETIVOS ESPECÍFICOS: Realizar acciones orientadas a la dotación de material de Intendencia, así como también, efectuar servicios relacionados con infraestructura, imprenta y permisología para el traslado del material químico y sus precursores.

RESULTADO: Servicio de apoyo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	891.782.302					891.782.302
4.03	Servicios no personales	295.414.243					295.414.243
4.04	Activos reales	26.260.244					26.260.244
	TOTAL	1.213.456.789					1.213.456.789

PROYECTO: COD. N.E: 116382 COD. PPTO: 080083000 Inversión Militar de la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total (21)

ASIGNACIÓN PRESUPUESTARIA: 3.268.924.555

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Organizar, mantener, equipar y adiestrar la Fuerza Armada Nacional Bolivariana para el desarrollo, despliegue y empleo del componente militar a fin de garantizar la defensa nacional.

OBJETIVOS ESPECÍFICOS: Equipar a las unidades operativas de la Fuerza Armada Nacional Bolivariana.

RESULTADO: Sistemas de equipamiento de la Fuerza Armada Nacional Bolivariana adquiridos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales - 116382 Inversión Militar de la Fuerza Armada Nacional Bolivariana		3.268.924.555				3.268.924.555
TOTAL			3.268.924.555				3.268.924.555

PROYECTO: COD. N.E: 125433 COD. PPTO: 080137000 Sostenimiento Logístico de la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total (423)

ASIGNACIÓN PRESUPUESTARIA: 1.466.456.789

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Organizar, mantener y equipar la Fuerza Armada Nacional Bolivariana para el desarrollo, despliegue y empleo del componente militar a fin de garantizar la Defensa Nacional Bolivariana.

OBJETIVOS ESPECÍFICOS: Mantener el Sostenimiento Logístico de las unidades y dependencias de la Fuerza Armada Nacional Bolivariana.

RESULTADO: Cubrir el 100% de los requerimientos y necesidades de las unidades y dependencias de la Fuerza Armada Nacional Bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	897.830.076					897.830.076
4.03	Servicios no personales	318.172.090					318.172.090
4.04	Activos reales	250.454.623					250.454.623
	TOTAL	**1.466.456.789**					**1.466.456.789**

PROYECTO: COD. N.E: 125438 COD. PPTO: 080138000 Sostenimiento de la Defensa Militar.

UNIDAD DE MEDIDA: Operación

CANTIDAD: Fem.(0) Mas.(0) Total (864)

ASIGNACIÓN PRESUPUESTARIA: 12.404.800.132

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Sostener la defensa militar, con la finalidad de asegurar la soberanía y la integridad del espacio geográfico de la Nación.

OBJETIVOS ESPECÍFICOS: Ejecutar el plan de empleo de la Fuerza Armada Nacional Bolivariana en las operaciones militares estratégicas-operacionales específicas, conjuntas y combinadas de estabilidad, apoyo y de instrucción para la defensa militar, cooperación en el orden interno y participación activa en el desarrollo.

RESULTADO: Seguridad y Defensa de la Nación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.496.300.463					11.496.300.463
4.02	Materiales, suministros y mercancías	452.806.766					452.806.766
4.03	Servicios no personales	351.048.802					351.048.802
4.06	Gastos de defensa y seguridad del estado	104.644.101					104.644.101
	TOTAL	**12.404.800.132**					**12.404.800.132**

PROYECTO: COD. N.E: 125466 COD. PPTO: 080139000 Desarrollo del Sistema Educativo de la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Estudiante

CANTIDAD: Fem.(27.651) Mas.(52.040) Total (79.691)

ASIGNACIÓN PRESUPUESTARIA: 804.869.988

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contar con el recurso humano para satisfacer las demandas de la Fuerza Armada Nacional Bolivariana y capacitarlos a fin de cumplir la misión asignada.

OBJETIVOS ESPECÍFICOS: Desarrollar el sistema educativo militar como eje de transformación del talento humano de la Fuerza Armada Nacional Bolivariana.

RESULTADO: 79.691 estudiantes formados, capacitados y adiestrados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	706.590.394					706.590.394
4.02	Materiales, suministros y mercancías	51.207.104					51.207.104
4.03	Servicios no personales	38.751.062					38.751.062
4.04	Activos reales	8.321.428					8.321.428
	TOTAL	**804.869.988**					**804.869.988**

PROYECTO: COD. N.E: 125650 COD. PPTO: 080140000 Cuidado Integral de la Salud a través de la Red Sanitaria Militar.

UNIDAD DE MEDIDA: Paciente

CANTIDAD: Fem.(3.796.445) Mas.(3.106.182) Total (6.902.627)

ASIGNACIÓN PRESUPUESTARIA: 2.637.949.039

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir con el mejoramiento de las condiciones de salud del personal militar, afiliados y población en general, bajos los principios de equidad, accesibilidad y gratuidad.

OBJETIVOS ESPECÍFICOS: Asegurar la asistencia médica integral al personal militar, afiliados y comunidad en general, mediante la red de sanidad militar.

RESULTADO: Prestación de atención médica integral a la población en general, mediante la red sanitaria militar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.292.700.383					1.292.700.383
4.02	Materiales, suministros y mercancías	1.085.568.949					1.085.568.949
4.03	Servicios no personales	259.679.707					259.679.707
	TOTAL	**2.637.949.039**					**2.637.949.039**

PROYECTO: COD. N.E: 125662 COD. PPTO: 080141000 Fortalecimiento de la Milicia Bolivariana.

UNIDAD DE MEDIDA: Defensa

CANTIDAD: Fem.(0) Mas.(0) Total (336)

ASIGNACIÓN PRESUPUESTARIA: 32.456.789

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Afianzar la participación de las regiones, zonas y áreas de defensa integral para la defensa, protección y garantía de la nación.

OBJETIVOS ESPECÍFICOS: Establecer y canalizar las necesidades de armamento y demás material de guerra de las unidades de Milicia que se creen; resguardar, registrar y controlar las armas de seguridad a fin de garantizar su ubicación; y por último, especializar a los profesionales Milicianos en las áreas de: artillería de campaña, ingeniería de combate, construcción de soterramiento, exploración, artillería antiaérea, sistema de apoyo logístico territorial, blindados, conservación de material, tiro de armas y protección civil.

RESULTADO: Un (01) sistema defensivo cívico-militar preparado para la defensa de la Patria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	22.305.054					22.305.054
4.03	Servicios no personales	9.396.735					9.396.735
4.04	Activos reales	755.000					755.000
	TOTAL	**32.456.789**					**32.456.789**

PROYECTO: COD. N.E: 125428 COD. PPTO: 080142000 Operaciones de Contrainteligencia Militar para preservar la seguridad de la Nación.

UNIDAD DE MEDIDA: Acción

CANTIDAD: Fem.(0) Mas.(0) Total (1.728)

ASIGNACIÓN PRESUPUESTARIA: 190.000.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar la calidad de las operaciones definiendo, analizando y mejorando los procesos de informaciones, para neutralizar cualquier actividad enemiga.

OBJETIVOS ESPECÍFICOS: Realizar operaciones de contrainteligencia militar para preservar la seguridad del estado.

RESULTADO: Seguridad y bienestar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	56.045.000					56.045.000
4.03	Servicios no personales	4.255.000					4.255.000
4.06	Gastos de defensa y seguridad del estado	129.700.000					129.700.000
	TOTAL	**190.000.000**					**190.000.000**

PROYECTO: COD. N.E: 125484 COD. PPTO: 080143000 Sistema Estadístico Automatizado del Ministerio del Poder Popular para la Defensa.

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total (9)

ASIGNACIÓN PRESUPUESTARIA: 4.600.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Implantar un sistema estadístico automatizado en la Fuerza Armada Nacional Bolivariana que simplifique los procesos de la gestión diaria y la toma de decisiones.

OBJETIVOS ESPECÍFICOS: Desarrollar la II fase del sistema estadístico automatizado del sector defensa permitiendo integrar los subsistemas al servidor.

RESULTADO: Implantar un sistema estadístico automatizado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.370.000					2.370.000
4.03	Servicios no personales	1.430.000					1.430.000
4.04	Activos reales	800.000					800.000
	TOTAL	**4.600.000**					**4.600.000**

PROYECTO: COD. N.E: 125634 COD. PPTO: 080144000 Fortalecimiento del Servicio de la Defensoría Pública Militar.

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total (20.304)

ASIGNACIÓN PRESUPUESTARIA: 15.456.789

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Estar en condiciones de apoyar y garantizar la estabilidad de las Instituciones democráticas en el marco jurídico vigente de la Fuerza Armada Nacional Bolivariana.

OBJETIVOS ESPECÍFICOS: Participar en la implementación de una justicia imparcial, equitativa, transparente, expedita y gratuita.

RESULTADO: Asistencia al ciudadano.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.138.794					10.138.794
4.03	Servicios no personales	3.877.061					3.877.061
4.04	Activos reales	1.440.934					1.440.934
	TOTAL	**15.456.789**					**15.456.789**

PROYECTO: COD. N.E: 125564 COD. PPTO: 080145000 Administración de Justicia Militar.

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total (6.516)

ASIGNACIÓN PRESUPUESTARIA: 14.500.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los procesos judiciales en el marco del estado de derecho basado en el ordenamiento jurídico de la Fuerza Armada Nacional Bolivariana.

OBJETIVOS ESPECÍFICOS: Combatir la impunidad, el retraso procesal de pena y de otros beneficios, en coordinación con el Ministerio Público, la Defensa Pública y el Poder Judicial.

RESULTADO: Sentencias y decisiones dictadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.831.546					4.831.546
4.03	Servicios no personales	3.196.682					3.196.682
4.04	Activos reales	6.471.772					6.471.772
	TOTAL	**14.500.000**					**14.500.000**

PROYECTO: COD. N.E: 125668 COD. PPTO: 080146000 Servicio de Seguridad, Custodia y Protección Presidencial.

UNIDAD DE MEDIDA: Evento

CANTIDAD: Fem.(0) Mas.(0) Total (541)

ASIGNACIÓN PRESUPUESTARIA: 68.500.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Afianzar las actividades gerenciales con la finalidad de asegurar el óptimo funcionamiento de las unidades y dependencias de la Guardia de Honor Presidencial.

OBJETIVOS ESPECÍFICOS: Ejecutar operaciones de seguridad, custodia y transporte aéreo al Ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares inmediatos, dentro y fuera del país.

RESULTADO: Seguridad, custodia y protección presidencial para el Ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares inmediatos a nivel nacional e internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	24.903.723					24.903.723
4.03	Servicios no personales	42.594.259					42.594.259
4.04	Activos reales	1.002.018					1.002.018
	TOTAL	**68.500.000**					**68.500.000**

PROYECTO: COD. N.E: 125680 COD. PPTO: 080147000 Fortalecimiento de la Gestión Judicial en la Jurisdicción Penal Militar (F.G.M.).

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total (12.500)

ASIGNACIÓN PRESUPUESTARIA: 6.150.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Apoyar y garantizar la estabilidad de las instituciones democráticas en el marco del ordenamiento jurídico vigente de la Fuerza Armada Nacional Bolivariana.

OBJETIVOS ESPECÍFICOS: Observar el proceso penal militar, con criterio de objetividad e investigar los hechos y circunstancias que tipifiquen el delito o graven, atenúen, eximan o extingan la responsabilidad penal del imputado.

RESULTADO: Investigación penal militar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.539.285					3.539.285
4.03	Servicios no personales	1.864.574					1.864.574
4.04	Activos reales	746.141					746.141
	TOTAL	**6.150.000**					**6.150.000**

PROYECTO: COD. N.E: 125411 COD. PPTO: 080148000 Garantizar el ejercicio del control fiscal en la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total (366)

ASIGNACIÓN PRESUPUESTARIA: 9.100.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Practicar contundentemente el control fiscal en la Fuerza Armada Nacional Bolivariana y sus entes adscritos, para garantizar la efectiva administración de los recursos y bienes asignados por el Estado; así como, la capacitación y adiestramiento de los funcionarios involucrados en la administración del patrimonio público.

OBJETIVOS ESPECÍFICOS: Velar que el sistema de control interno de las dependencias adscritas al sector defensa se ajuste a la normativa legal vigente.

RESULTADO: Se estima practicar las actuaciones de control fiscal pertinentes, a fin de controlar, vigilar y fiscalizar los ingresos, gastos y bienes públicos afectos a la Fuerza Armada Nacional Bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.153.546					2.153.546
4.03	Servicios no personales	5.665.967					5.665.967
4.04	Activos reales	1.280.487					1.280.487
	TOTAL	**9.100.000**					**9.100.000**

PROYECTO: COD. N.E: 125651 COD. PPTO: 080149000 I fase de la implementación del sistema de planificación administrativo automatizado.

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total (4)

ASIGNACIÓN PRESUPUESTARIA: 4.320.415

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar y afianzar actividades gerenciales con la finalidad de asegurar el óptimo funcionamiento de las unidades y dependencias de la Fuerza Armada Nacional Bolivariana.

OBJETIVOS ESPECÍFICOS: Implantar un sistema de planificación automatizado en la Fuerza Armada Nacional Bolivariana que simplifique los procesos de la gestión diaria, toma de decisiones y la planificación estratégica.

RESULTADO: Implementación un sistema de planificación automatizado en la Fuerza Armada Nacional Bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	920.415					920.415
4.03	Servicios no personales	1.400.000					1.400.000
4.04	Activos reales	2.000.000					2.000.000
	TOTAL	**4.320.415**					**4.320.415**

PROYECTO: COD. N.E: COD. PPTO: 089999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (6.487.905.887)

ASIGNACIÓN PRESUPUESTARIA: 6.487.905.887

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.487.905.887					6.487.905.887
	TOTAL	6.487.905.887					6.487.905.887

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.487.905.887					6.487.905.887
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.487.905.887					6.487.905.887
4.07.01.03.00	Transferencias corrientes internas al sector público	6.487.905.887					6.487.905.887
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	773.117.119					773.117.119
	- A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	44.000.000					44.000.000
	- A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	5.420.000					5.420.000
	- A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)	170.586.773					170.586.773
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	11.159.796					11.159.796
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	40.000.000					40.000.000
	- A0293 Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)	3.082.040					3.082.040
	- A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)	20.000.000					20.000.000
	- A0485 Fundación de Cardiologia Integral (FUNDACARDIN)	12.000.000					12.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0515 Fundación Müröntö: Centro de Innovación para el Desarrollo	2.000.000					2.000.000
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	464.868.510					464.868.510
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	43.052.957					43.052.957
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	43.052.957					43.052.957
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	5.588.235.811					5.588.235.811
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	5.588.235.811					5.588.235.811
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	83.500.000					83.500.000
	- A0610 Compañía Anónima Venezolana de Industrias Militares (CAVIM)	83.500.000					83.500.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.414.338.165					2.414.338.165
4.03	Servicios no personales	33.116.804					33.116.804
	TOTAL	2.447.454.969					2.447.454.969

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	189.119.660					189.119.660
4.03	Servicios no personales	944.128.072					944.128.072
4.04	Activos reales	73.424.054					73.424.054
4.06	Gastos de defensa y seguridad del estado	65.000.000					65.000.000
4.07	Transferencias y donaciones	154.990.415					154.990.415
4.11	Disminución de pasivos	24.237.394					24.237.394
	TOTAL	1.450.899.595					1.450.899.595

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	150.610.112					150.610.112
4.07.01.00.00	Transferencias y donaciones corrientes internas	150.610.112					150.610.112
4.07.01.03.00	Transferencias corrientes internas al sector público	150.610.112					150.610.112
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	28.600.871					28.600.871
	- A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)	16.254.474					16.254.474
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	446.397					446.397
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	11.900.000					11.900.000
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	122.009.241					122.009.241
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	122.009.241					122.009.241

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	296.698					296.698
4.07.01.00.00	Transferencias y donaciones corrientes internas	296.698					296.698
4.07.01.01.00	Transferencias corrientes internas al sector privado	296.698					296.698
4.07.01.01.73	Subsidios a instituciones benéficas privadas	296.698					296.698
	- S0940 Sociedad Divulgativa de la Historia Militar	296.698					296.698

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	209.193					209.193
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	209.193					209.193
4.07.02.01.00	Transferencias corrientes al exterior	209.193					209.193
4.07.02.01.04	Transferencias corrientes a organismos internacionales	209.193					209.193
	- I0090 Organización Mundial de la Salud (O.M.S.)	30.141					30.141
	- I0225 Unión Deportiva Militar Sudamericana (UDMSA)	33.900					33.900
	- I0226 Consejo Internacional del Deporte Militar (CISM)	145.152					145.152

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	484.658.637					484.658.637
	TOTAL	**484.658.637**					**484.658.637**

ACCIÓN CENTRALIZADA: Agregadurías Militares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.06	Gastos de defensa y seguridad del estado	70.000.000					70.000.000
	TOTAL	**70.000.000**					**70.000.000**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.936.000					1.936.000
4.03	Servicios no personales	264.000					264.000
	TOTAL	**2.200.000**					**2.200.000**

10

Ministerio del Poder Popular para la Educación

MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para la Educación (Mppe), es el órgano responsable de la rectoría del Subsistema de Educación Básica, enmarca su accionar en las bases Constitucionales que definen la educación como un derecho humano y un deber social fundamental, democrática, gratuita y obligatoria, caracterizada por ser integral, de calidad, permanente y estandarte de la Justicia Social.

Estos principios Constitucionales se expresan en la Ley Orgánica de Educación (LOE), al fijar como fines de la educación el pleno desarrollo de la personalidad, la formación de ciudadanos aptos para la vida, el ejercicio de la democracia, el fomento de la cultura y el espíritu de solidaridad humana, que aseguren a todos y todas igualdad de condiciones y oportunidades, así como la promoción de la participación protagónica y corresponsable de las familias, comunidades y otras instituciones, de acuerdo con los valores y principios que rigen la Ley:

- **Valores fundamentales:**

  El respeto a la vida, el amor y la fraternidad, la convivencia armónica en el marco de la solidaridad, la corresponsabilidad, la cooperación, la tolerancia y la valoración del bien común, la valoración social y la ética del trabajo, el respeto a la diversidad propia de los diferentes grupos humanos. Igualmente se establece que la educación es pública y social, obligatoria, gratuita, de calidad, de carácter laico, integral, permanente, con pertinencia social, creativa, artística, innovadora, crítica, pluricultural, multiétnica, intercultural y plurilingüe.

- **Principios:**

  La democracia participativa y protagónica, la responsabilidad social, la igualdad entre todos los ciudadanos y ciudadanas sin discriminaciones de ninguna índole, la formación para la independencia, la libertad y la emancipación, la valoración y defensa de la soberanía, la formación en una cultura para la paz, la justicia social, el respeto a los derechos humanos, la práctica de la equidad y la inclusión; la sustentabilidad del desarrollo, el derecho a la igualdad de género, el fortalecimiento de la identidad nacional, la lealtad a la patria e integración latinoamericana y caribeña.

La reafirmación de estos pilares institucionales conducen a planificar estratégicamente mediante planes operativos que orienten la consolidación del Sistema Educativo Bolivariano en el marco del proceso de **revisión, rectificación y reimpulso de las políticas educativas** y que den soporte a la profundización de su accionar en función de los valores y principios de democracia y justicia social, patentes en los cinco objetivos estratégicos plasmados en el "**Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019**, entendiendo que la revolución bolivariana nos exige participación plena, interés colectivo, transparencia, honestidad, legalidad, eficacia, eficiencia y efectividad en todas aquella actividades y/o acciones programadas para fortalecer la capacidad de regir, dirigir y dar respuesta al pueblo soberano mediante la prestación de servicios educativos de calidad.

Para garantizar y dar viabilidad a la continuidad de la gestión pública en función de sus metas institucionales y nacionales, el presupuesto estimado por el Ministerio y sus entes adscritos se vincula estrechamente con los planes operativos para incorporar y mantener en su gestión acciones vinculadas a sus atribuciones y a proyectos estratégicos para la institución y para la Nación. La formulación de los proyectos se abordó partiendo de la labor de canalización de competencias, pertinencia y relación con la realidad, contando con la participación, experiencia y el conocimiento de los responsables a nivel ministerial de las distintas áreas ejecutoras y de los sujetos beneficiarios de los proyectos, no solo para describir una determinada situación, sino para construir la mejor manera de intervenir para su solución, garantizar la estabilidad y prosperidad social, en respuesta a las solicitudes y propuestas hechas por directivos, docentes, estudiantes y comunidades en todo el territorio nacional, tomando en cuenta los principios de complementariedad, pertinencia, consistencia, factibilidad y viabilidad de las propuestas formuladas.

En este orden de ideas, el Ministerio del Poder Popular para la Educación enfatizó su política presupuestaria para el año 2015 hacia la consecución de las políticas institucionales siguientes:

- **Calidad Educativa:** Fortalecer integralmente la calidad de la educación básica para todas y todos como base de la Venezuela Potencia.

  Orientada a garantizar el ejercicio pleno del derecho a la educación, la calidad supone un esfuerzo continuo para mejorar los procesos y los resultados educativos, lo que incluye entre otros elementos: el clima escolar, los procesos pedagógicos, las relaciones con las familias, los vínculos con la comunidad, los resultados de aprendizaje.

- **Repolitización:** Repolitizar a las fuerzas políticas y sociales que concurren en el proceso educativo: docentes, estudiantes, trabajadores administrativos y obreros, comunidad educativa y familias.

Se expresa en mayores niveles de organización popular, de participación protagónica, de corresponsabilidad y toma de conciencia de las y los estudiantes, el magisterio, las familias, los trabajadores administrativos y obreros, las comunidades; y también en la contribución que tiene que dar la educación y sus actores a la calidad y profundidad del debate público, a la comprensión del mundo actual y el desarrollo de capacidades de transformación social.

- **Reinstitucionalización:** Transformar la institucionalidad de dirección y gestión de la educación venezolana, para fortalecer el Estado Docente.

  Exige la transformación de los procesos de gestión educativa para servirle mejor a nuestro pueblo, una gestión que no solamente tiene que ser efectiva, eficiente y transparente sino también pedagógica, transformadora de la conciencia social.

Estas políticas fueron contempladas como los componentes transversales para el logro de los siguientes objetivos institucionales:

- Asegurar el acceso, la permanencia y la prosecución de la población en edad escolar a una educación con pertinencia social, acorde a las exigencias que el proceso revolucionario bolivariano amerita y consecuente con los derechos constitucionales y los lineamientos del "**Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019**" de impulsar el desarrollo nacional y consolidar la felicidad de sus ciudadanos y ciudadanas.
- Fortalecer la relación educación/trabajo y contribuir desde las escuelas técnicas con la productividad del país y la formación del ser humano libre y útil a la patria.
- Garantizar el proceso de enseñanza aprendizaje de los y las estudiantes de los distintos niveles y modalidades del Subsistema de Educación Básica, en instituciones modernas diseñadas con parámetros de excelencia tecnológica en el área de infraestructura educativa.
- Garantizar a la población escolarizada el acceso a las tecnologías de la información y la comunicación.
- Desarrollar una gestión institucional eficiente, transparente, comprometida y participativa, cónsona con los fines y el valor constitucional de la educación.

En articulación con los objetivos del "**Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019**" como marco referencial, al Despacho de Educación le fue aprobada por el Ejecutivo Nacional la cantidad de **Bs. 73.938.741.216** a ser financiados con Recursos Ordinarios, para el desarrollo durante el año 2015 de las acciones centralizadas y treinta y cinco proyectos en función de la atención integral de una matrícula 2014-2015 en planteles nacionales estimada en 4.258.824 estudiantes y de la capacidad rectora sobre el Subsistema de Educación Básica.

De los treinta y cinco proyectos formulados (ocho del Ministerio del Poder Popular para la Educación y veintisiete de los Entes Descentralizados Adscritos, el Servicio Desconcentrado y las Corporaciones), once forman parte del Plan Operativo Anual Nacional (POAN) Año 2015, por su articulación directa con criterios estratégicos prioritarios establecidos por el Ejecutivo Nacional.

Subsistema de Educación Básica:

Líneas orientadoras de la política educativa para el año escolar 2014-2015

En su artículo 25, la Ley Orgánica de Educación (LOE) establece los siguientes **niveles** para el **Subsistema de Educación Básica:**

- El Nivel de Educación Inicial, que comprende las etapas de Maternal y Preescolar destinadas a la educación de niños y niñas con edades comprendidas entre 0 y 6 años.
- El Nivel de Educación Primaria, con una duración de seis años y conduce a la obtención del certificado de Educación Primaria.
- El Nivel de Educación Media, con dos opciones: Educación Media General, con duración de 5 años, y Educación Media Técnica, con duración de seis años.

El artículo 26 de la misma ley señala que las modalidades del Sistema Educativo son variantes educativas para la atención de las personas que por sus características y condiciones específicas de su desarrollo integral, cultural, étnico, lingüístico y otras, requieren adaptaciones curriculares de forma permanente o temporal con el fin de responder a las exigencias de los diferentes niveles educativos. Las modalidades del Sistema Educativo estipuladas en la LOE, son: Educación Especial, Educación de Jóvenes, Adultos y Adultas, Educación en Fronteras, Educación Rural, Educación para las Artes, Educación Militar, Educación Intercultural, Educación Intercultural Bilingüe y otras que sean determinadas por reglamento o por ley.

En aras de los objetivos supremos de la Nación, la política presupuestaria arropa las orientaciones institucionales formuladas por las instancias sustantivas (los Despachos del(la) Ministro(a), Viceministro(a) de Educación, Viceministro(a) de Programas de Desarrollo Académico, Viceministro(a) de Educación Inicial y Primaria, Viceministro(a) de Educación Media, Viceministro(a) de Instalaciones y Logística, y las Zonas Educativas), y que operativizan las Zonas Educativas para la transformación y potenciación del proceso educativo en cada escuela, liceo, centro de formación, oficina, local público y privado, donde se desarrolle la tarea de formar los republicanos y republicanas que la Patria necesita, para consolidar la participación protagónica y para que las acciones ministeriales reflejen el saber, sentir, querer, hacer y los propósitos de nuestras comunidades.

En este contexto, las líneas orientadoras son:

La Investigación y Formación Permanente

En el marco de la consulta nacional por la calidad educativa y los propósitos de la Constitución de la República Bolivariana de Venezuela, se asumirá un enfoque formativo articulado a los procesos de investigación sobre la acción y los contextos donde se desarrolla la actividad pedagógica, en función de producir colectivamente el conocimiento para la transformación de las prácticas educativas, tomando en consideración:

- **Los grupos de investigación y formación:**
  - Los maestros y maestras agrupados en colectivos según las líneas de investigación de común interés.
  - Los directores del sistema educativo (directores generales del ministerio, directores de zonas educativas y los docentes con función supervisora) agrupados por temas de interés colectivo.
  - Directores de centros educativos agrupados según las líneas de investigación afines.
- **Los programas de investigación y formación:** Programa de formación para el ingreso a la docencia, Programa de investigación y formación en el ejercicio docente, Programa de investigación y formación en la dirección y supervisión del sistema educativo, Programa de investigación y formación en dirección de las instituciones educativas, Programa de formación complementaria, Programa de formación Micro-misión Educativa Simón Rodríguez.
- **Los módulos del Sistema Nacional de Investigación y Formación Permanente:** Sistematización e investigación sobre la práctica, Congresos pedagógicos escolares, municipales, estadales y nacional, Actividades de debates, intercambio de conocimientos e información (cursos, talleres y seminarios), Experiencias educativas fuera del centro de trabajo (expediciones pedagógicas, intercambio interinstitucional), Publicaciones de los trabajos de sistematización de los grupos inscritos en el sistema de investigación y formación.
- **Las líneas de investigación y formación:** Currículo, gestión escolar, clima escolar, desempeño institucional, supervisión, escuela, familia, comunidad, carrera docente, educación y trabajo, educación intercultural, educación y ecología, educación no formal, escuelas rurales, infraestructura escolar, salud sexual y reproductiva.

- **Los responsables institucionales:** Centros Locales de Investigación y Formación, estadales y municipales, con la responsabilidad: de promover y apoyar la investigación y la formación de todos(as) los(as) docentes de ese espacio territorial, su desarrollo articulado, encuentros, desarrollo y difusión de los módulos.
- **Los Congresos Pedagógicos:** Dirigidos a los maestros y maestras en general, como un proceso donde los problemas identificados en la consulta por la calidad educativa, se convierten en temas de investigación y de formación, con una dinámica metodológica que comience con el análisis de la práctica para la programación de la transformación.
- **Seminarios de la Colección Bicentenario:** Dictados fundamentalmente por los autores de la Colección Bicentenario, dirigidos al personal directivo de Zonas Educativas y planteles, al personal de supervisión de los municipios y parroquias y al personal docente de las instituciones educativas a nivel nacional.
- **Seminarios referidos al uso, manejo y contenidos educativos de la portátil Canaima.**

Los Procesos de Registro y Control

El Sistema de Gestión Escolar es una herramienta de apoyo y control de gestión, que sistematiza desde el punto de vista del plantel la gestión de la información académica, planta física, datos socio-económicos, desarrollo endógeno, docentes, personal directivo, calificaciones, documentos probatorios de estudio, en los diferentes niveles y modalidades del Subsistema de Educación Básica enmarcado en el desarrollo y fortalecimiento de este ente ministerial, en pro del beneficio a nuestras niñas, niños, adolescentes, adultos y adultas en todos sus niveles y modalidades. Su objetivo es realizar el registro de toda la matrícula de los niveles y modalidades del Subsistema de Educación Básica, para mantener la data actualizada y en línea, en correspondencia con las políticas del Estado venezolano con respecto al gobierno electrónico, a fin de obtener los indicadores necesarios para la toma de decisiones en el ámbito de la gestión educativa.

Procesos de Supervisión Educativa

La Supervisión Educativa orienta y acompaña el proceso educativo en el marco de la integración escuela-familia-comunidad, acorde con los diferentes niveles y modalidades del Subsistema de Educación Básica. Es parte integral de una gestión democrática y participativa, signada por el acompañamiento pedagógico. Su objetivo es garantizar el cumplimiento de la política pública educativa del Estado, mediante el conocimiento sistemático de la realidad educativa en todos los niveles y modalidades del Subsistema de Educación Básica, atendiendo, identificando y orientando los aspectos de: Población en edad escolar matriculada y no matriculada, proceso pedagógico, idoneidad académica de los docentes, gestión escolar con la participación protagónica de la comunidad educativa, calidad de la infraestructura, entre otros aspectos que iremos definiendo según los resultados de la consulta nacional por la calidad educativa.

Sistema de Recursos para el Aprendizaje

El Sistema de Recursos para el Aprendizaje lo conforman dos componentes fundamentales, el primero, la dotación de medios y recursos didácticos integrados por materiales bibliográficos y no bibliográficos (mapas, globos, modelos, laboratorios, microscopios, entre otros), y la tecnología de la información y comunicación, que contribuyen al desarrollo del proceso de enseñanza aprendizaje a través de los cuales se potencia el pensamiento crítico, reflexivo y creador de las y los estudiantes; y segundo, la formación integral de las y los docentes en el uso de los recursos y medios, que les sirvan de apoyo en la elaboración de proyectos de aprendizajes, elaboración de las estrategias didácticas y actividades para el desarrollo de la clase que genere aprendizajes significativos, asegurando una educación con pertinencia y calidad.

Consejos Educativos

Los Consejos Educativos son la instancia formal de gestión participativa de la escuela. Es política de este Ministerio profundizar en la concreción de las estructuras de gestión escolar participativa y por ello orientar y acompañar la conformación de los Consejos Educativos, de acuerdo a las normas que irán complementando la Resolución que los regula. Iniciaremos desde el Ministerio del Poder Popular para la Educación un proceso para recopilar y constatar la veracidad de la información sobre los Consejos Educativos existentes en el país. Debemos lograr cualificar la información en cuanto al número y caracterización de los Consejos Educativos en todo el país, aportando data confiable y verificable que facilite realizar el acompañamiento y orientación de los mismos, así como su articulación en redes temáticas.

Organización Bolivariana de Familias (OBF)

La OBF constituye una gran esperanza para la escuela venezolana. Estamos asumiendo el reto de apostar con seriedad y constancia a fortalecer las organizaciones de base social para hacer que la escuela tenga controles familiares y apoyos mutuos de modo que las familias también asuman su responsabilidad en el proceso de formación. El objetivo es consolidar la presencia de la Organización Bolivariana de Familias (OBF) como base social articulada para la promoción, defensa, impulso y mejoramiento de la educación pública; en cada estado, municipio, parroquia, escuela se decidirán los temas que respondan a las necesidades de los grupos familiares.

Escuelas Territorios de Paz

El impulso de la política de paz y convivencia en toda la geografía nacional, tal como lo ha indicado nuestro Presidente Nicolás Maduro, es tarea impostergable que debemos asumir con fortaleza y compromiso en este nuevo año escolar. *Menos violencia, más convivencia* debe ser la premisa. Para ello, desde el Ministerio del Poder Popular para la Educación hemos venido impulsando la creación de los Circuitos Educativos Comunitarios de Paz (Cecopaz), que deben llegar a ser la expresión más genuina de articulación entre instituciones del Estado y el Poder Popular organizado.

Esto en pro de generar los mecanismos de prevención, seguridad, convivencia y paz en nuestras escuelas y sus entornos comunitarios, desde la acción educativa, cultural, deportiva y recreativa constante, en uso del tiempo de ocio estudiantil con propuestas atractivas y motivadoras, que reconozcan las necesidades e intereses de las y los estudiantes. El objetivo es identificar los espacios territoriales (poligonales) y conformar los Circuitos Educativos Comunitarios de Paz (CECOPAZ) en las diversas parroquias del país.

Programa de Cantinas Escolares

Las cantinas escolares son establecimientos ubicados en las instituciones educativas -públicas y privadas- en las cuales se preparan y expenden alimentos sanos y nutritivos. Ofrecen un servicio integral mediante la oferta de productos a precios justos y con homogeneidad hacia toda la Comunidad Estudiantil. El objetivo es impulsar estrategias que garanticen la calidad y pertinencia nutricional del servicio, la participación activa de la comunidad educativa y la supervisión integral a las cantinas escolares en todas las instituciones educativas del país.

Organización y Participación Estudiantil

En el marco del proceso de generar en el ámbito escolar un ambiente democrático, participativo y protagónico, que potencie las capacidades de las y los estudiantes en todos los niveles y modalidades del Sistema Educativo, de conformidad con la Constitución de la República Bolivariana de Venezuela (CRBV) y la Ley orgánica de Educación (LOE), el propósito es impulsar la conformación de los Consejos Estudiantiles y los Clubes Estudiantiles en diversas áreas de interés: culturales, deportivas, ecológicas, científicas, productivas, Matemáticas, Cátedra Bolivariana, patrullaje, Cruz Roja, entre otras, y de allí potenciar sus capacidades para beneficio propio, del grupo y de la propia institución educativa.

Salud Escolar

Conforme a la Ley Orgánica de Educación, la escuela es también un espacio para la promoción de la salud, la lactancia materna y el respeto por la vida, así como para la defensa de un ambiente sano, seguro y ecológicamente equilibrado. Durante el año escolar 2014-2015 se realizarán jornadas para la promoción y educación para la salud. El objetivo es realizar la evaluación de todos los niveles y modalidades, para la detección de patologías relacionadas con el crecimiento y desarrollo, específicamente en el área visual, odontológica y nutricional, mediante métodos sencillos, prácticos y accesibles, con participación de la comunidad educativa.

Educación Intercultural

Históricamente, en Venezuela se ha entendido la Educación Intercultural como una modalidad en el sistema educativo que comprende los aportes ancestrales indígenas y la herencia de la diáspora africana. Sin embargo, es importante el reconocimiento de las culturas del mundo y su influencia en la construcción de la venezolanidad, en el marco de la línea estratégica de repolitización del Ministerio del Poder Popular para la Educación. Como contribución a este enfoque, se ha diseñado una estrategia de formación y acción, "Efemérides Hoy", que llega a las Zonas Educativas para resaltar una celebración o conmemoración en el calendario histórico cuya huella anima a dar un paso más hacia la construcción de ciudadanía, conociendo los aportes universales al desarrollo de la humanidad y por tanto, forme para el amor a la patria, los héroes y heroínas tanto nacionales como de otras latitudes, desarrollando valores y actitudes de identidad, arraigo y solidaridad con las luchas justas de los pueblos del mundo, así como el respeto y la tolerancia a la diversidad.

Educación Intercultural Bilingüe

Muchos de los habitantes de los 44 pueblos indígenas existentes en nuestro país se han visto en la obligación de desplazar su lugar de residencia hacia contextos urbanos que no corresponden con sus territorios ancestrales, lo que pone en riesgo de extinción progresiva tanto la cultura ancestral como el idioma propio. Es deber del Ministerio del Poder Popular para la Educación velar porque esta población estudiantil indígena ubicada en escuelas en contexto urbano, tenga posibilidad de fortalecer su cultura e idioma al implementarse los Nichos de Fortalecimiento Etnolingüístico (Nife) para la realización de actividades propias de la cultura indígena seleccionada (danza, canto, artesanía, culinaria, entre otras) a la vez que se enseña el idioma.

Subsistema Deportivo Estudiantil

Con la finalidad de ir orientando los procesos deportivos en nuestras escuelas, el Ministerio del Poder Popular para la Educación impulsa políticas educativas enmarcadas en la masificación de la actividad física, la educación física y el deporte en todos los niveles y modalidades, conjuntamente con el Ministerio del Poder Popular para la Juventud y el Deporte y así garantizar el desarrollo del Subsistema Deportivo Estudiantil. El objetivo es dar cumplimiento a lo señalado en la Ley Orgánica de Deporte, en cuanto a la masificación deportiva en todas las instituciones educativas del país, en plena articulación y participación activa de los Colectivos Deportivos Estudiantiles.

Promoción Cultural en las Escuelas

El Ministerio del Poder Popular para la Educación y otras instancias del Gobierno Bolivariano activarán los espacios escénicos de teatros, anfiteatros, salas de ensayos, auditorios y espacios alternativos de las instituciones educativas de los diferentes niveles y modalidades del Subsistema de Educación Básica, a través de la programación de una Grilla Cultural en las 24 entidades federales como parte del Plan de Masificación de las Artes y las Culturas para hacer de nuestras escuelas Territorios de Paz y libres de violencia. El objetivo es lograr la activación de, al menos, 800 espacios escénicos a nivel nacional través de una programación cultural permanente los fines de semanas, con actividades artísticas dirigidas de forma gratuita a toda la comunidad, con presentaciones de teatro, conciertos musicales, encuentros de danzas, muestras gastronómicas, charlas y conferencias, con el apoyo fundamental de los Consejos Educativos, las familias, la OBE, Comité de Cultura conformados, Gabinetes Culturales Estadales del Ministerio del Poder Popular para la Cultura y todas las instancias que deseen participar, con el fin de conformar Grupos Estables de Teatro, Danza, Música y Artes Visuales en todas las instituciones educativas del país, con la participación activa y protagónica de las y los estudiantes, docentes, madres, padres, representantes y toda la comunidad; para desarrollar las potencialidades como intérpretes artísticos, conocer las diferentes áreas creadoras y culturales, en un espacio de convivencia solidaria y cultura de paz.

15. Educación Inicial y Primaria

Los niveles Educación Inicial y Educación Primaria y la modalidad Educación Especial, están dirigidos a lograr el desarrollo humano integral de las niñas, niños y adolescentes, desarrollando hábitos, habilidades, destrezas, actitudes y valores, potenciando el pleno ejercicio de sus derechos como sujetos sociales, haciendo énfasis en las experiencias de naturaleza cognoscitiva, lingüística, física psicomotora, social y emocional, consustanciadas con el contexto social y cultural, en correspondencia con la ciudadana y el ciudadano que se aspira formar en el marco de la construcción de la nueva república. En este contexto, las orientaciones prioritarias están dirigidas a:

- **Educación Inicial:** Garantizar la atención integral de los niños y de las niñas, desde la Etapa Maternal hasta la Etapa Preescolar, partiendo del abordaje del núcleo familiar como primer escenario de socialización, favoreciendo las innovaciones pedagógicas que impulsen los fines de la educación, establecidos en el artículo 15 de la LOE. Para ello, es importante organizar el ambiente de aprendizaje en correspondencia con la etapa, el grupo y la planificación a desarrollar, promoviendo: El amor a la Patria y la identidad nacional, la cultura como pueblo, la conciencia ecológica y la salud integral; la expresión de sus sentimientos y acciones, pensamientos, preservación de los buenos valores, habilidades y destrezas, capacidades para comunicarse adecuadamente; y un proceso de planificación desde la investigación acción participativa, respetando las particularidades del nivel.

- **Educación Primaria:** Fortalecer el aprendizaje de la lengua, el desarrollo del pensamiento lógico matemático y la enseñanza de la historia; favorecer un ambiente en el que los valores de respeto, tolerancia, solidaridad y aprecio por la diversidad prevalezcan en las relaciones del colectivo directivo, docentes, administrativos y obreros, estudiantes, padres, madres, representantes y responsables; contextualizar el aprendizaje con el entorno inmediato de la y el estudiante desde una visión venezolana, nuestramericana y mundial, desde un enfoque geohistórico; responder a una planificación elaborada por cada docente del grado, considerando el diagnóstico del Proyecto Educativo Integral Comunitario (Peic); propiciar la participación de cultores, artesanos, deportistas y otras personas de la comunidad en las actividades pedagógicas; garantizar junto a la familia y comunidad, la continuidad afectiva y articulación pedagógica; atender aquellos niños con dificultades de aprendizaje, orientado a potenciar las fortalezas, minimizar o prevenir las debilidades; propiciar el desarrollo o la incorporación de los contenidos propios del tema ambiental; desarrollar habilidades, aptitudes y actitudes de observación, indagación, experimentación, análisis, reflexión, registro y sistematización, que permitan el desarrollo del pensamiento crítico y de experiencias significativas para los niños y niñas; afianzar y fomentar hábitos que fortalezcan aspectos del desarrollo integral y una nueva cultura alimentaria.

- **Educación Especial:** De conformidad con las bases legales vigentes (C.R.B.V (1999) LOE (2009), L.P.D (2006), LOPNNA (2007), Ley de Juventud (2002), Plan de la Patria (2013-2019), Conceptualización y Política de Educación Especial vigente y acuerdos internacionales suscritos por el país) se asume la integración social como el derecho de las personas con necesidades educativas especiales y/o con discapacidad, de interacción efectiva en los ámbitos familiar, escolar y sociolaboral, en forma digna, independiente y autónoma para el disfrute y ejercicio pleno de todos los derechos humanos. En este sentido, el Estado garantiza las oportunidades, condiciones y experiencias para el desarrollo de las potencialidades y satisfacción de necesidades de dicha población, priorizando para el año escolar 2014-2015: Garantizar la atención educativa integral de la población desde la concepción hasta la adultez; elaboración del Plan de Reorganización Estadal de la Modalidad; transformación de los Centros de Desarrollo Infantil en Centros de Educación Inicial, de conformidad con el Programa de Prevención y Atención Integral Temprana; reorientación de la población de 6 años o más con necesidades educativas especiales y/o con discapacidad que se encuentra en condición de vulnerabilidad y que está siendo diagnosticada, a las Unidades Operativas de la Modalidad, según la condición detectada para su debida atención educativa integral.

Educación Media General, Media Técnica y Modalidad de Educación de Jóvenes, Adultos y Adultas

- **Micromisión Simón Rodríguez (Mmsr):** Constituye una acción para la creación de las condiciones necesarias hacia la transformación profunda de la Educación Media y del impulso de una educación para la vida, la emancipación y el trabajo productivo, para todas y todos los adolescentes de la Patria.

Forma parte del Sistema Nacional de Investigación y Formación Permanente del Magisterio Venezolano y se orienta desde la perspectiva de seis vértices de acción: Programa especial de formación acelerada de docentes; formación inicial y permanente de los profesores de Educación Media; dotación de laboratorios de ciencias; participación de universidades y centros de investigación en el mejoramiento de la Educación Media; participación activa de las y los estudiantes en la actividad formativa; batalla contra la repitencia y el abandono escolar.

- **Escuelas Técnicas:** La aspiración de que las escuelas técnicas sean a su vez centros productivos ha sido expuesta por distintos sectores de la sociedad. Que las escuelas produzcan alimentos, bienes industriales, insumos para el sistema escolar, servicios para las comunidades, aprovechando sus recursos y conforme a sus particulares vocaciones se apunta como una meta deseable, que afirma además su rol como entidades de educación-producción que sirvan de ejemplo y ánimo al impulso de una Venezuela productiva, justa y soberana.
- **Educación de Jóvenes, Adultas y Adultos:** El Ministerio del Poder Popular para la Educación busca garantizar la incorporación escolar de todos los jóvenes, desvinculados del sistema educativo en todo el territorio nacional. Para ello, se realizará un censo en cada estado del país para identificar y cuantificar esta población no atendida, y así consolidar su incorporación al sistema educativo venezolano. Este censo permitirá tener un diagnóstico inicial y generar planes de acción y estrategias de atención que garanticen el ingreso, permanencia, prosecución y egreso de la población a atender.

Proyectos a ejecutar año 2015

Funcionamiento de Planteles Educativos

- **Objetivo General del Proyecto:** Garantizar la idoneidad de la infraestructura, el equipamiento y los servicios en los distintos espacios educativos de los planteles nacionales del Subsistema de Educación Básica a fin de ejecutar actividades académicas y administrativas.
- **Resultado Esperado:** Atención de 22.094 planteles del Subsistema de Educación Básica.
- **Beneficiarios masculinos:** 2.147.282
- **Beneficiarios femeninos:** 2.111.542

Fortalecimiento del Plan Estadístico del Ministerio del Poder Popular para la Educación

- **Objetivo General del Proyecto:** Generar estadísticas educativas de alcance nacional a fin de facilitar la toma de decisiones acordes con el nuevo modelo educativo.
- **Resultado Esperado:** Recolección, registro y procesamiento de la información estadística educativa en el 100% de los planteles.
- **Beneficiarios masculinos:** 3.643.336
- **Beneficiarios femeninos:** 3.792.043

Recurrencia y Apertura del Año Escolar

- **Objetivo General del Proyecto:** Garantizar oportunamente los sueldos, salarios, incidencias y aportes patronales del personal docente, administrativo y obrero que labora en los planteles del Ministerio del Poder Popular para la Educación.
- **Resultado Esperado:** Cancelación del gasto correspondiente a sueldos, salarios y demás retribuciones de 526.865 docentes, administrativos y obreros en planteles de dependencia nacional.
- **Beneficiarios masculinos:** 210.746
- **Beneficiarios femeninos:** 316.119

Desarrollo Curricular en el Subsistema de Educación Básica del Sistema Educativo Venezolano

- **Objetivo General del Proyecto:** Consolidar el desarrollo curricular en los niveles y modalidades del Subsistema de Educación Básica para avanzar progresivamente en la formación ciudadana en la República Bolivariana de Venezuela.
- **Resultado Esperado:** 503.240 docentes informados y socializados sobre el desarrollo curricular del Subsistema de Educación Básica.
- **Beneficiarios masculinos:** 107.766
- **Beneficiarios femeninos:** 395.474

Sistema Nacional de Recursos para el Aprendizaje en el Marco de una Educación Liberadora

- **Objetivo General del Proyecto:** Dotar de materiales didácticos, impresos y audiovisuales acordes con los actuales requerimientos pedagógicos, en apoyo al subsistema de educación básica, para el uso de docentes, estudiantes y comunidad en general propiciando una educación universal, liberadora, inclusiva y de calidad.
- **Resultado Esperado:** 7.712 recursos para el aprendizaje de material educativo diverso, actualizado, adaptado y distribuido a nivel nacional.
- **Beneficiarios masculinos:** 3.336.743
- **Beneficiarios femeninos:** 3.472.937

Todas las Manos a la Siembra

- **Objetivo General del Proyecto:** Desarrollar desde el Subsistema de Educación Básica, acciones que impulsen el enfoque agroecológico como parte del proceso para asegurar la soberanía alimentaria.
- **Resultado Esperado:** Desarrollo de 1.500 nuevos espacios productivos en instituciones educativas nacionales.
- **Beneficiarios masculinos:** 73.500
- **Beneficiarios femeninos:** 76.500

Trabajo Voluntario, Conciencia Social, Moral y Luces de los Trabajadores y Trabajadoras del Ministerio del Poder Popular para la Educación

- **Objetivo General del Proyecto:** Concientizar a los trabajadores del Ministerio del Poder Popular para la Educación, las Zonas Educativas, Comunidades Educativas, miembros de los Consejos Comunales y Organizaciones Vivas, para su incorporación al trabajo voluntario a través de la asistencia primaria de la infraestructura escolar, priorizando las problemáticas de pintura, iluminación y plomería, es decir, reparaciones y mantenimientos menores, a fin de garantizar la vida útil de los planteles y, en consecuencia, el bienestar de las comunidades educativas.
- **Resultado Esperado:** Asistencia primaria a la infraestructura en instituciones educativas a nivel nacional con problemática de pintura, iluminación y plomería a través de 480 reparaciones y mantenimientos menores a fin de garantizar la vida útil de los planteles.

- **Beneficiarios masculinos:** 57.720
- **Beneficiarios femeninos:** 62.520

Programa de Alimentación Escolar

- **Objetivo General del Proyecto:** Garantizar a la población escolar atendida por el Subsistema de Educación Básica una alimentación diaria, variada, balanceada, de calidad y adecuada a los requerimientos nutricionales, calóricos y energéticos específicos a cada grupo etáreo.
- **Resultado Esperado:** Asistencia alimentaria a 4.351.576 niños, niñas, adolescentes y jóvenes inscritos en el Subsistema de Educación Básica a través del Programa de Alimentación Escolar.
- **Beneficiarios masculinos:** 1.958.209
- **Beneficiarios femeninos:** 2.393.367

Entes descentralizados adscritos, Servicio Desconcentrado y Corporaciones

Fundación de Edificaciones y Dotaciones Educativas (Fede)

Es una institución de gestión pública, creada mediante Decreto Presidencial Nº 1.555 de fecha 11 de mayo de 1976, publicado en la Gaceta Oficial de la República de Venezuela Nº 30.978, de fecha 11/05/1976 bajo la tutela del Ministerio de Desarrollo Urbano. En fecha 21 de mayo de 1990, en Gaceta Oficial de la República de Venezuela Nº 34.471 y por Decreto Nº 899, pasa a la tutela del Ministerio de Educación. El 1º de junio de 2007, se publica en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.696, Decreto Nº 5.371, la adscripción de la Fundación al Ministerio del Poder Popular para la Vivienda y el Hábitat y el 9 de septiembre de 2008, se dispone que el Ministerio del Poder Popular para la Educación ejerza nuevamente la tutela de Fede según Gaceta Oficial Nº 39.012, Decreto Presidencial Nº 6.399.

Como organismo responsable de atender la planta física educativa a nivel nacional a fin de garantizar espacios seguros, funcionales y confortables para el fortalecimiento del proceso educativo, Fede direccionó sus proyectos para el año 2015 a garantizar espacios seguros funcionales y confortables, priorizando su programación hacia la consecución de los siguientes objetivos:

- Construir nuevos planteles educativos para que de esta forma se puedan incluir al Subsistema de Educación Básica a las niñas, niños, adolescentes y jóvenes que se encuentran fuera del mismo.
- Rehabilitar Escuelas Técnicas Agropecuarias y Escuelas Técnicas Robinsonianas.
- Rehabilitar y ampliar los planteles educativos existentes a nivel nacional para incrementar la matrícula de la población en edad escolar de Educación Inicial (Maternal y Preescolar), Primaria y Media en la opción Media General y Técnica.
- Transferir la competencia en materia de mantenimiento preventivo y correctivo de la infraestructura educativa al Poder Popular a través de comunidades organizadas, consejos educativos proactivos y asociaciones cooperativas.
- Dotar a los planteles del Subsistema de Educación Básica en el ámbito nacional, de mobiliario escolar, administrativo y didáctico, así como también de implementos de cocina con el objeto de fortalecer el Programa de Alimentación Escolar (PAE).

Proyectos a Ejecutar Año 2015:

Construcción de Espacios Educativos en el Subsistema de Educación Básica

- **Objetivo General del Proyecto:** Construir edificaciones educativas como espacios idóneos para la enseñanza y la práctica democrática y participativa en el Subsistema de Educación Básica.
- **Resultado Esperado:** 14 espacios educativos construidos siguiendo los parámetros de calidad y excelencia tecnológica.
- **Beneficiarios masculinos:** 2.811
- **Beneficiarios femeninos:** 2.926

Rehabilitación, Ampliación y Mejoras de los Espacios Educativos en el Subsistema de Educación Básica

- **Objetivo General del Proyecto:** Construir, mejorar, acondicionar y ampliar aulas y otros espacios educativos en escuelas oficiales del Subsistema de Educación Básica a nivel nacional, así como aplicar acciones de conservación y mantenimiento preventivo y correctivo. Convertir espacios educativos a Escuelas Bolivarianas de jornada completa y atención integral a través del correcto funcionamiento, seguridad y confort.

- **Resultado Esperado:** 152 espacios educativos rehabilitados y/o ampliados.
- **Beneficiarios masculinos:** 105.579
- **Beneficiarios femeninos:** 109.889

Atención de la Planta Física Educativa del Subsistema de Educación Básica a través de Convenios Especiales

- **Objetivo General del Proyecto:** Aplicar acciones de rehabilitación, conservación y mantenimiento preventivo y correctivo en los espacios educativos a nivel nacional a los fines de contribuir a su correcto funcionamiento, seguridad y confort.
- **Resultado Esperado:** 5 espacios educativos del Subsistema de Educación Básica adecuados a planteles bolivarianos.
- **Beneficiarios masculinos:** 274
- **Beneficiarios femeninos:** 286

Dotación de Mobiliario Escolar y Equipos en el Subsistema de Educación Básica

- **Objetivo General del Proyecto:** Dotar de mobiliario escolar, equipos y unidades móviles de mantenimiento y seguridad (Ummys) a los espacios educativos del Subsistema de Educación Básica construidos, rehabilitados o ampliados para ofrecer las condiciones de confort necesarias en el desarrollo del proceso educativo.
- **Resultado Esperado:** 471 espacios educativos dotados y en condiciones óptimas para el desarrollo del proceso educativo.
- **Beneficiarios masculinos:** 115.510
- **Beneficiarios femeninos:** 120.226

Servicios Básicos y Arrendamientos de la Planta Física Educativa

- **Objetivo General del Proyecto:** Garantizar la cancelación de servicios básicos, arrendamientos, indemnizaciones, condominios y otras obligaciones contraídas por los planteles educativos nacionales y oficinas administrativas del Ministerio del Poder Popular para la Educación y Fede; así como la adquisición de inmuebles para el uso educativo.
- **Resultado Esperado:** Cancelación de servicios básicos a 12.930 inmuebles dependientes del Ministerio del Poder Popular para la Educación, arrendamiento y adquisición de nuevas plantas físicas para incrementar el número de planteles nacionales.
- **Beneficiarios masculinos:** 2.008.314
- **Beneficiarios femeninos:** 2.090.285

Fundación Bolivariana de Informática y Telemática (Fundabit)

Es un ente adscrito al Ministerio del Poder Popular para la Educación, constituido según Decreto Nº 1.193, del 6 de febrero de 2001, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.137 del 9 de febrero de 2001.

Para el año 2015, se tiene previsto garantizar el acceso de todas y todos los venezolanos a la información, la democratización de las tecnologías de comunicación e información y el desarrollo de la infocultura en el país, mediante:

- La potenciación del proceso de automatización de la gestión escolar, haciendo uso de las Tecnologías Libres en función de la Calidad Educativa. En este sentido, a partir del año 2015, la tecnología comienza a jugar un papel protagónico en lo que se refiere a mejorar los estándares de nuestra educación, ya que se convierte en un eje fundamental que puede potenciar el área administrativa y de planificación del ente rector.
- La profundización del uso pedagógico de las Tecnología de la Información y la Comunicación (TIC) por los estudiantes, docentes y comunidad en general, a través de la instalación y puesta en marcha de Centros Tecnológicos en los espacios educativos, transformando el proceso de enseñanza-aprendizaje en el sistema educativo bolivariano, facilitando la formación integral continua y permanente de los ciudadanos y ciudadanas, factor clave para el desarrollo humano y social.

Proyecto a ejecutar año 2015:

Masificación de las Tecnologías de la Información y la Comunicación (TIC) en la Educación, así como la Innovación Tecnológica para su Contribución a la Transformación del Proceso Educativo

- **Objetivo General del Proyecto:** Masificar el uso de Tecnologías de Información y Comunicación (TIC) a través de la incorporación de centros tecnológicos y herramientas que desarrollen la innovación tecnológica a fin de transformar el proceso de aprendizaje-enseñanza en el sistema educativo del país.
- **Resultado Esperado:** Creación de 75 nuevos Centros Tecnológicos (CT) y acondicionamiento de los existentes, para un total de 2.927 CT en funcionamiento.
- **Beneficiarios masculinos:** 79.125
- **Beneficiarios femeninos:** 118.687

Fundación Medios Audiovisuales al Servicio de la Educación (Edumedia)

Edumedia se autoriza su creación mediante Decreto N° 1.100, del 24 de noviembre de 2000, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.087 de fecha 28/11/2000, con autonomía presupuestaria, administrativa, financiera y de gestión en las materias de su competencia, con la misión de ejecutar proyectos de investigación y generar producciones educativas audiovisuales, radiofónicas, impresas y jornadas educativas para la capacitación de maestros, profesores y estudiantes, contribuyendo así con el sistema educativo nacional y con el acceso de la sociedad al conocimiento.

En el marco del objetivo estratégico de diseñar, producir y divulgar la información audiovisual, radiofónica e impresa en todo el territorio nacional, la Fundación Edumedia orientará los recursos presupuestarios durante el 2015 a los siguientes propósitos:

- Actualización de la plataforma tecnológica y comunicacional de la Fundación para mejorar la calidad de las producciones audiovisuales, impulsando la actualización constante del sistema tradicional de enseñanza-aprendizaje y fortaleciendo la democratización y socialización de la información.
- Articulación con el Sistema Bolivariano de Información y Comunicación (Sibcil) a fin de transmitir los principios y valores del sistema de Educación Pública con un profundo arraigo Bolivariano y Patriota como la inclusión, el amor, la justicia y la calidad para todos y todas.

- Fomento a la formación de estudiantes, maestros y profesores en el área audiovisual, a través de jornadas teórico – prácticas.

Proyecto a ejecutar año 2015:

Producciones Audiovisuales para la Formación del Pensamiento Liberador

- **Objetivo General del Proyecto:** Fortalecer el Subsistema de la Educación Básica y el sistema comunal, mediante la producción y difusión de documentos audiovisuales e impresos con contenidos pedagógicos, foros, encuentros de saberes y exposiciones.
- **Resultado Esperado:** 96 producciones con contenidos audiovisuales televisivos, radiales e informativos, culturales que fomenten el pensamiento liberador en los actores del proceso educativo.
- **Beneficiarios masculinos:** 1.880.000
- **Beneficiarios femeninos:** 3.120.000

Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (Ipasme)

El Ipasme, cuyo Estatuto Orgánico de creación se fundamenta en el Decreto Nº 513 publicado en la Gaceta Oficial de los Estados Unidos de Venezuela Nº 25.861 de fecha 13 de enero de 1959, desarrolló su programación para el 2015 enfocada a cumplir con su misión de promover y desarrollar un sistema de seguridad social Integral para el mejoramiento permanente de la calidad de vida del personal docente, administrativo y obrero del Ministerio del Poder Popular para la Educación y sus familiares, mediante la prestación oportuna, eficiente y efectiva de asistencia en sus requerimientos de afiliación para optar a:

- Servicios de financiamiento mediante créditos hipotecarios o personales.
- Servicios médicos-asistenciales, preventivos y curativos.
- Contribuciones socioeconómicas para atender gastos médicos en casos de contingencias o siniestralidades cubiertas en las cláusulas de la convención colectiva de trabajo del personal docente y administrativo del ente de adscripción.
- Participación en eventos culturales, recreativos y deportivos.

Así mismo, se planteó para el 2015 operativizar las políticas institucionales de fortalecimiento y modernización mediante el establecimiento de mecanismos y sistemas que aseguren la correcta recaudación de los aportes, tanto de los afiliados como de sus patronos, y el desarrollo e implementación de los sistemas de dirección y de las estructuras organizativas y de control, orientadas a una gestión excelente y eficiente del Ipasme, todo ello en el marco de las líneas estratégicas de:

- Implementación de un Modelo de Salud tanto preventivo como curativo para fortalecer el Sistema Nacional de Salud Pública, en respuesta al objetivo que el Estado quiere establecer brindando eficiencia y eficacia para el pueblo venezolano de forma integral.
- Calidad de servicios a los afiliados, beneficiarios y comunidad en general, mediante: funcionamiento óptimo de las Unidades Ipasme, simplificación de trámites en los procesos del Ipasme, minimización del tiempo de respuesta crediticia; capacitación y mejora de los niveles de calidad, eficiencia y eficacia del Recurso Humano; fortalecimiento de la plataforma tecnológica del Instituto.

Cabe agregar que para el ejercicio económico 2015 se apertura la Oficina de Atención al Ciudadano, encargada de prestar un servicio integral a los afiliados (as) y comunidad organizada en cuanto a la orientación e información directa de los servicios que presta la Institución así como de la respuesta oportuna de los tramites que realizan en la misma. Así mismo, se prevén recursos para que a través de la Oficina de Seguridad Industrial, se conformen Brigadas de Emergencia para acometer situaciones de terremotos, incendios e inundaciones a nivel nacional.

Proyectos a ejecutar año 2015:

Concesión de Créditos

- **Objetivo General del Proyecto:** Brindar financiamiento hipotecario e integral, de asistencia crediticia, apoyo técnico especializado o de cualquier otra actividad que contribuya a mejorar la calidad de vida de los afiliados y afiliadas.
- **Resultado Esperado:** Concesión de 15.379 créditos a los afiliados y afiliadas para mejorar su calidad de vida.
- **Beneficiarios masculinos:** 7.536
- **Beneficiarios femeninos:** 7.843

Atención Asistencial a los Afiliados(as), Beneficiarios(as) y Comunidad en General

- **Objetivo General del Proyecto:** Prestar un servicio médico solidario, único e integral en el ámbito nacional que contempla la máxima cobertura diagnóstica y terapéutica de las enfermedades de mayor incidencia en la población.
- **Resultado Esperado:** 5.821.536 consultas realizadas.
- **Beneficiarios masculinos:** 2.852.553
- **Beneficiarios femeninos:** 2.968.983

Proyecto Salud Integral Escolar

- **Objetivo General del Proyecto:** Prestar asistencia de forma directa a la población estudiantil de los niveles Inicial, Primaria y Media de la red de Escuelas Bolivarianas, realizando evaluaciones de salud integral.
- **Resultado Esperado:** Atención brindada en salud integral a 3.000 estudiantes de Escuelas Bolivarianas.
- **Beneficiarios masculinos:** 1.470
- **Beneficiarios femeninos:** 1.530

Fortalecimiento de la Infraestructura del Ipasme

- **Objetivo General del Proyecto:** Garantizar el buen funcionamiento de la planta física de las Unidades Ipasme a nivel nacional, mejorando así la prestación de los servicios en general.
- **Resultado Esperado:** Ejecución de 943 obras de construcción, mantenimiento y acondicionamiento de las Unidades del Ipasme a nivel nacional.
- **Beneficiarios masculinos:** 2.852.553
- **Beneficiarios femeninos:** 2.968.983

Atención Socio-Económica al Afiliado (a)

- **Objetivo General del Proyecto:** Garantizar al afiliado(a) el apoyo socio-económico para la cancelación de servicios médicos no suministrados por el Instituto y demás beneficios contractuales que contribuyan a alcanzar la mayor suma de felicidad social.
- **Resultado Esperado:** 29.238 aportes socio económicos.
- **Beneficiarios masculinos:** 14.327
- **Beneficiarios femeninos:** 14.911

Asistencia Cultural, Recreativa, Deportiva y Turística a los Afiliados(as), Beneficiarios(as) del Ipasme

- **Objetivo General del Proyecto:** Prestar asistencia turística, cultural, recreativa y deportiva a los afiliados(as), beneficiarios(as) del Ipasme y comunidad en general, a través de los servicios de alojamiento y hotelería, paquetes turísticos, eventos culturales, actividades recreativas y deportivas en pro del estado biopsicosocial de su núcleo familiar y laboral.
- **Resultado Esperado:** Satisfacción plena de necesidades culturales, intelectuales, recreativas, deportivas, hoteleras y turísticas a 179.434 personas.
- **Beneficiarios masculinos:** 87.923
- **Beneficiarios femeninos:** 91.511

Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (Cenamec)

Creado el 06 de agosto de 1973, según Decreto Nº 1.365 publicado en la Gaceta Oficial de la República de Venezuela Nº 30.171 de la misma fecha. El día 3 de noviembre de 1995 el Ejecutivo Nacional, a través del Oficio N° 3.503, le adjudica al Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia la personalidad jurídica de Fundación. Cenamec es transformado en Fundación del Estado bajo la tutela del Ministerio del Poder Popular para la Educación, con la finalidad de atender en forma orgánica, continua y sistemática, el mejoramiento del proceso enseñanza aprendizaje de la Ciencia en la Educación Venezolana.

El Plan Operativo Anual vinculado al Presupuesto año 2015 de esta Fundación, tiene como fin viabilizar la política estratégica Institucional de desarrollar, coordinar, promover, divulgar y aplicar investigaciones científicas para el análisis, seguimiento y evaluación de los procesos educativos como medio de orientación de las políticas de Estado en materia educativa, cuyos resultados contribuyan al mejoramiento continuo, progresivo y sustentable del Subsistema de Educación Básica.

Cumpliendo con la direccionalidad dictada por el ciudadano Ministro, se orientarán los esfuerzos a la consolidación del Sistema de Investigación y Formación Permanente del Magisterio Venezolano, el cual se concibe como un conjunto orgánico y estructurado, conformado por una base organizativa de los colectivos docentes y por unas estructuras de investigación y formación que se desarrollan a través de programas y otros componentes.

En este marco de ideas, surge la necesidad de desarrollar proyectos que permitan conocer el estado actual de la Educación, y que a su vez permitan orientar las transformaciones necesarias para su fortalecimiento tomando como eje principal la formación permanente. De igual forma, promover los valores y principios de la ética socialista: la solidaridad, el bien común, la honestidad, el deber social, la voluntariedad, la defensa y protección del ambiente y los derechos humanos, en el desarrollo de la cultura científica, en tanto poder proveer de forma pertinente y eficaz de los recursos documentales y metodológicos necesarios para profundizar la corresponsabilidad, la autogestión y la cogestión del Poder Popular.

Proyectos a ejecutar año 2015:

Investigación y Formación permanente en el Subsistema de Educación Básica

- **Objetivo General del Proyecto:** Desarrollar procesos de investigación y formación permanente para fortalecer el Subsistema de Educación Básica.
- **Resultado Esperado:** 146.400 docentes y directivos formados en el marco del Sistema Nacional de Investigación y Formación Permanente.
- **Beneficiarios masculinos:** 61.400
- **Beneficiarios femeninos:** 85.000

Evaluación del Subsistema de Educación Básica

- **Objetivo General del Proyecto:** Desarrollar procesos de evaluación para la identificación de las fortalezas y debilidades del Subsistemas de Educación Básica, que generen insumos que permitan crear políticas públicas, planes, programas y proyectos.
- **Resultado Esperado**: 4 evaluaciones educativas realizadas a los planes, proyectos y programas educativos del Subsistema de Educación Básica.
- **Beneficiarios masculinos:** 950.000
- **Beneficiarios femeninos:** 1.050.000

Fortalecimiento de los Centros de Documentación e Información a Nivel Nacional

- **Objetivo General del Proyecto:** Fortalecer centros de documentación e información en los que se desarrollarán acciones que faciliten la búsqueda, organización y sistematización de la información para la investigación y formación en diferentes áreas dela educación que contribuye al mejoramiento de la calidad educativa del país.
- **Resultado Esperado:** 410 centros de documentación e información regionales y municipales, fortalecidos con publicaciones y servicios disponibles para la atención de 260.000 usuarios en investigaciones y formación.
- **Beneficiarios masculinos:** 104.000
- **Beneficiarios femeninos:** 156.000

Fundación Colombeia

Fue creada mediante Decreto Presidencial Nº 5.410, de fecha 25 de junio de 2007, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.746, de fecha 28 de junio de 2007, reimpreso por error material en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.746 de fecha 14 de agosto de 2007; con el fin de contribuir en la construcción de una sociedad justa, libre y de iguales, utilizando la educación y la comunicación como herramientas de libertad. Las líneas estratégicas que orientan la gestión a desarrollar durante el año 2015 son:

- Fortalecimiento del Sistema Educativo Venezolano, a través de la producción, transmisión y difusión de contenidos audiovisuales y radiales de carácter educativo y cultural, de alta calidad técnica y estética, promoviendo los valores tradicionales del pueblo venezolano, de honestidad, responsabilidad, vocación de trabajo, amor al prójimo, solidaridad, voluntad de superación y de la lucha por la emancipación.
- Ampliación de la cobertura para incluir las zonas de interés social y aquellas de difícil acceso, llevando a cada hogar la educación liberadora, con el fin de promover una orientación, ética, moral y espiritual de la sociedad, basado en los valores liberadores del socialismo.

Proyecto a ejecutar año 2015:

Fortalecimiento de la Educación y la Cultura a través del posicionamiento de Colombeia TV, como la Televisora Educativa de Venezuela

- **Objetivo General del Proyecto:** Fortalecer el sistema educativo nacional y el proceso de desarrollo social de los ciudadanos y ciudadanas, posicionando y consolidando a Colombeia TV como Televisora Educativa de Venezuela mediante la producción, difusión y transmisión de contenidos audiovisuales de carácter educativo y cultural.
- **Resultado Esperado:** Incremento de la cobertura y presencia de Colombeia TV a 71 municipios a nivel nacional.
- **Beneficiarios masculinos:** 245.061
- **Beneficiarios femeninos:** 245.061

Fundación Samuel Robinson

Fue creada el 15 de marzo de 2005, según Decreto Presidencial Nº 3.524, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.147. Son sus objetivos: Administrar académica, financiera y operativamente el Plan Extraordinario de Alfabetización y Prosecución al Sexto Grado de la población joven y adulta; organizar programas de alfabetización e inclusión de jóvenes y adultos al sistema educativo y al sistema productivo; impulsar a todos los sectores de la nación para alcanzar mayores niveles de desarrollo, calidad de vida y de bienestar en los grupos sociales más necesitados del país. Todo ello para dar impulso a la promoción y creación de proyectos socio-productivos llevados a cabo por el patriota alfabetizado para continuar construyendo el socialismo bolivariano del siglo XXI, profundizando las condiciones que aseguren para la familia venezolana la mayor suma de seguridad social y suprema de felicidad, a partir de valores y principios de respecto, igualdad, solidaridad y corresponsabilidad.

Proyecto a ejecutar año 2015:

Alfabetización y Prosecución al Sexto Grado de Jóvenes, Adultos y Adultas "Simón Rodríguez"

- **Objetivo General del Proyecto:** Brindar atención socio educativa a la población de jóvenes, adultos y adultas excluidos del subsistema educativo formal mediante la alfabetización y prosecución al 6to grado e incorporación a los proyectos socio-productivos.
- **Resultado Esperado:** 252.000 patriotas alfabetizados.
- **Beneficiarios masculinos:** 91.000
- **Beneficiarios femeninos:** 161.000

Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (Senifa)

Ente sin personalidad jurídica con rango de Dirección General, creado mediante Decreto Nº 353 de fecha 21/09/1994, publicado en la Gaceta Oficial de la República de Venezuela Nº 35.552 de fecha 22/09/1994, adscrito al Ministerio del Poder Popular para la Educación según Decreto Nº 3.753 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.262 de fecha 31/08/2005 y ratificado como Servicio Desconcentrado según el Artículo 67 del Capítulo IV de la Reestructuración del Órgano de Adscripción, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.884 de fecha 05/03/2008. Son sus objetivos: Precisar y atender oportunamente a nuestra población infantil en todo el territorio nacional, respetando la diversidad cultural, en especial las etnias indígenas presentes en cada región del país; fortalecer constantemente el desarrollo profesional y humano del colectivo de gestión a fin de concientizarlos sobre la importante labor que lleva adelante la institución; y consolidar las relaciones interinstitucionales con los otros entes protagónicos del proceso revolucionario, intercambiando experiencias a fin de enriquecer nuestras estrategias de atención integral hacia las niñas y los niños.

Proyecto a ejecutar año 2015:

Fortalecimiento de la Atención Integral de Calidad a Niñas y Niños de 0 a 6 años de edad, Familia y Comunidad

- **Objetivo General del Proyecto:** Atender a niñas y niños de 0 a 6 años de edad y familia, a través de la formación y educación integral bolivariana no convencional.
- **Resultado Esperado:** Atención integral a 170.872 niñas y niños de 0 a 6 años de edad, no incorporados a la educación formal del Sistema Educativo Bolivariano, a la familia y comunidad.
- **Beneficiarios masculinos:** 88.853
- **Beneficiarios femeninos:** 82.019

Academia Nacional de Ciencias Económicas

Corporación de carácter público, con personalidad jurídica, patrimonio distinto del Fisco Nacional, con autonomía académica, organizativa y económica. Fue creada por ley de fecha 24 de agosto de 1983, publicada en Gaceta Oficial de la República de Venezuela Nº 32.796.

Proyecto a ejecutar año 2015:

Difusión del Conocimiento de las Ciencias Económicas

- **Objetivo General del Proyecto:** Promover y estimular el estudio y la investigación de las Ciencias Económicas.
- **Resultado Esperado:** 1.500 usuarios (as) atendidos (as) mediante la difusión del conocimiento sobre el área económica.
- **Beneficiarios masculinos:** 750
- **Beneficiarios femeninos:** 750

Academia de Ciencias Físicas, Matemáticas y Naturales

Corporación científica de carácter público destinada a impulsar los adelantos en las ciencias, creada por Ley del Congreso de los Estados Unidos de Venezuela de fecha 19 de junio de 1917 y publicada en la Gaceta Oficial de los Estados Unidos de Venezuela Nº 13.181 de fecha 27 de junio de 1917. La formulación del plan operativo 2015, se fundamenta en su política de incentivo al desarrollo de las ciencias físicas, matemáticas y naturales mediante acciones de difusión y fortalecimiento.

Proyectos a ejecutar año 2015:

Investigación y Difusión del Conocimiento de las Ciencias Físicas, Matemáticas y Naturales

- **Objetivo General del Proyecto:** Difundir el conocimiento de las ciencias físicas, matemáticas y naturales, mediante el desarrollo de investigaciones, publicación de estudios en el área, la realización de congresos, conferencias, foros, conversatorios, actividades de reconocimiento y la disposición de información a través de la Web.
- **Resultado Esperado:** 220.000 usuarios(as) atendidos (as) mediante la difusión de los estudios y trabajos científicos, realizados en el país, a través de publicación de los Boletines de la Academia, obras científicas, información divulgada a través de la web y eventos especiales como seminarios, foros, congresos, etc.
- **Beneficiarios masculinos:** 120.000
- **Beneficiarios femeninos:** 100.000

Enseñanza de las Ciencias Basada en la Indagación

- **Objetivo General del Proyecto:** Motivar y crear en los niños, jóvenes y adolescentes, la curiosidad por las ciencias, a través de la indagación y el intercambio de conocimientos.
- **Resultado Esperado:** 9.600 niños, niñas, jóvenes y adolescentes, estudiantes de escuelas ubicadas en sectores de bajos recursos económicos del área metropolitana de Caracas y algunas ciudades del interior del país, motivados a la investigación de las ciencias basada en la indagación.

- **Beneficiarios masculinos:** 4.600
- **Beneficiarios femeninos:** 5.000

Academia de Ciencias Políticas y Sociales

Creada por Ley del Congreso de los Estados Unidos de Venezuela el 16 de junio de 1915 y publicada en la Gaceta Oficial de los Estados Unidos de Venezuela Nº 12.590 de fecha 22 de junio de 1915. Conforme a su Ley de Creación de 1915 reformada en 1924, es una Corporación de Derecho Público y de carácter científico conformada por 35 Individuos de Número y por Miembros Correspondientes Nacionales y Extranjeros. Su actividad principal está orientada al progreso de las ciencias políticas y sociales en general, así como de la legislación venezolana, mediante acciones que permitan el desarrollo e investigación de las ciencias políticas y sociales en general y las ciencias jurídicas en particular. Enmarcada en el objetivo estratégico nacional de "seguir construyendo la soberanía y democratización comunicacional", la formulación del anteproyecto de Plan Operativo Anual vinculado al Presupuesto año 2015, dio prioridad a la difusión del conocimiento del área de su competencia a través de diferentes medios.

Proyecto a ejecutar año 2015:

Difusión del Conocimiento de las Ciencias Jurídicas

- **Objetivo General del Proyecto:** Difundir el conocimiento en el área de las ciencias políticas y sociales, mediante el desarrollo de investigaciones, obras y publicaciones, y la Web.
- **Resultado Esperado:** 250.000 usuarios (as) atendidos (as) mediante la difusión de las investigaciones y trabajos jurídicos, a través de la publicación de los boletines y obras jurídicas, información divulgada a través de la Web y de los eventos como seminarios, foros, conferencias, congresos, conversatorios y charlas realizados por la Academia.
- **Beneficiarios masculinos:** 100.000
- **Beneficiarios femeninos:** 150.000

Academia Nacional de la Historia

Es una Corporación de carácter público creada por el Presidente de la República, Dr. Juan Pablo Rojas Paúl, mediante Decreto Orgánico dictado el 28 de octubre de 1888, con el objeto de velar porque se escriba "...verdadera historia concedida con un espíritu científico, es decir, teniendo como fin la búsqueda de las leyes que presiden el desarrollo social de la especie humana...". Su política presupuestaria para el año 2015, se dirige a:

- Defender, proteger y conservar el patrimonio y acervo histórico de la Nación.
- Fomentar los fondos bibliográficos de la Academia, principalmente de obras impresas o inéditas, antiguas y modernas, relacionadas con la Historia de Venezuela o de América.
- Estimular, reconocer y promocionar la producción historiográfica y literaria del país.

Proyecto a ejecutar año 2015:

Fortalecimiento, Promoción y Difusión del Acervo Histórico, Conservación y Automatización de las Colecciones Documentales y Hemerográficas

- **Objetivo General del Proyecto:** Suministrar a los usuarios a través de la investigación, divulgación y publicación de obras, el patrimonio cultural preservando las fuentes históricas y hemerográficas de nuestra identidad nacional.
- **Resultado Esperado:** Satisfacción de las necesidades de información de 49.489 usuarios y usuarias mediante consultas presenciales, virtuales y telefónicas.
- **Beneficiarios masculinos:** 14.846
- **Beneficiarios femeninos:** 34.643

Academia Nacional de la Ingeniería y el Hábitat

Es una Corporación de carácter público, con personalidad jurídica, patrimonio propio distinto al Fisco Nacional, autonomía académica, organizativa y económica, creada por Ley del Congreso de la República de Venezuela, dictada el 03 de Septiembre de 1998; promulgada por el Ejecutivo Nacional de la República de Venezuela, el 17 de Septiembre de 1998, publicada en la Gaceta Oficial de la República de Venezuela N° 5263 Extraordinario.

Proyecto a ejecutar año 2015:

Promoción, Desarrollo y Divulgación del Conocimiento en las Áreas de la Ingeniería y el Hábitat

- **Objetivo General del Proyecto:** Divulgar las actividades realizadas por la Academia, a través del desarrollo de diferentes eventos científicos, de la distribución de publicaciones y del otorgamiento del Premio Nacional de la Academia Nacional de la Ingeniería y el Hábitat. Digitalizar el Centro de información, con miras a mantenerlo interconectado a través de la web.
- **Resultado Esperado:** 16.000 personas con información debido a la difusión de estudios, investigaciones y publicaciones en las áreas de la Ingeniería y el Hábitat.
- **Beneficiarios masculinos:** 8.300
- **Beneficiarios femeninos:** 7.700

Academia Nacional de Medicina

Fue creada el 11 de junio de 1904 por ley orgánica, publicada en la Gaceta Oficial de los Estados Unidos de Venezuela Nº 20.557, de fecha 5 de agosto de 1941 como la Corporación oficial, científica y doctrinaria que representa la Ciencia Médica Nacional, le da impulso, guarda su tradición y constituye escuela. La Academia Nacional de la Medicina es una Corporación de Derecho Público, cuyo conjunto de preceptos jurídicos están destinados a la tutela o defensa de los derechos e intereses generales de la comunidad o sociedad a través de proyectos y programas orientados por las políticas dictadas al efecto por el Ministerio del Poder Popular para la Educación, como instrumento para que el país alcance a través de sus estudios e investigaciones el mayor desarrollo y adelanto en ciencias biológicas.

Proyecto a ejecutar año 2015:

Difusión y Estímulo de Investigaciones Relacionadas con las Ciencias de la Salud

- **Objetivo General del Proyecto:** Ampliar el conocimiento en materia de salud, especialmente de la patología e higiene nacional.
- **Resultado Esperado:** Atención a 15.540 usuarios (as) a través de conferencias, foros, charlas, publicaciones y la página web de la Academia.

- **Beneficiarios masculinos:** 6.216
- **Beneficiarios femeninos:** 9.324

Academia Venezolana de la Lengua correspondiente de la Real Academia Española

Es una institución de gestión pública, creada según decreto de fecha 10 de abril de 1883 como consta en el Tomo X, página 270, insertada en la "Recopilación de Leyes y Decretos de Venezuela" N° 2486, sobre instalación de la Academia Venezolana y lo concerniente a su organización y régimen. La institución ha sido entendida como órgano rector de la actividad lingüística y literaria del país, auspiciando investigaciones y estudios que describen los usos de la lengua venezolana y promoviendo y divulgando la creación literaria y su estudio en todas sus manifestaciones.

Proyecto a ejecutar año 2015:

Estudio y Divulgación del Patrimonio Lingüístico y Literario Venezolano

- **Objetivo General del Proyecto:** Difundir y promocionar la información en el área lingüística, gramática y literaria para el fortalecimiento del conocimiento de la Lengua Española en el país.
- **Resultado Esperado:** 9.400 usuarios y usuarias atendidos (as) a través de la difusión del conocimiento de la Lengua Española.
- **Beneficiarios masculinos:** 4.700
- **Beneficiarios femeninos:** 4.700

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2015
125306	100043000	Trabajo Voluntario, Conciencia Social, Moral y Luces de los Trabajadores y las Trabajadoras del Ministerio del Poder Popular para la Educación.	Reparación			480	66.800.460			66.800.460
125230	100044000	Todas las Manos a la Siembra	Espacio			1.500	17.507.286			17.507.286
124423	100095000	Funcionamiento de Planteles Educativos.	Escuela			22.094	315.252.596			315.252.596
124573	100096000	Desarrollo Curricular en el Subsistema de Educación Básica del Sistema Educativo Venezolano.	Docente			503.240	9.536.247			9.536.247
125308	100097000	Fortalecimiento del Plan Estadistico del Ministerio del Poder Popular para la Educación.	Registro			26	5.069.044			5.069.044
125119	100098000	Programa de Alimentación Escolar	Estudiante			4.351.576	5.583.934.045			5.583.934.045
124494	100099000	Sistema Nacional de Recursos para el Aprendizaje en el marco de una educación liberadora.	Recurso			7.712	2.469.158.233			2.469.158.233
124407	100100000	Recurrencia y Apertura del Año Escolar.	Nómina			143	31.764.593.968			31.764.593.968
	109999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			6.950.485.875	6.950.485.875			6.950.485.875
						TOTAL	**47.182.337.754**			**47.182.337.754**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
100001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	6.229.604.659			6.229.604.659
100002000	Gestión administrativa	10.971.025.500			10.971.025.500
100003000	Previsión y protección social	9.541.379.544			9.541.379.544
100007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	14.393.759			14.393.759
	TOTAL	**26.756.403.462**			**26.756.403.462**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**385.252**	**151.701**		**536.953**	**15.592.630.882**	**2.034.721.011**	**17.627.351.893**
Altos Funcionarios y de Elección Popular		1		1	51.017		51.017
Alto Nivel y de Dirección	90	65		155	27.702.122		27.702.122
Profesional y Técnico	5.438	2.111		7.549	361.144.348	50.637.786	411.782.134
Personal Administrativo	48.788	12.492		61.280	1.865.023.116	599.640.412	2.464.663.528
Personal Docente	271.213	84.652		355.865	10.449.320.690		10.449.320.690
Obrero	59.723	52.380		112.103	2.889.389.589	1.384.442.813	4.273.832.402
Personal Contratado	**72**	**80**		**152**	**9.108.884**		**9.108.884**
Profesional y Técnico	72	80		152	9.108.884		9.108.884
TOTAL	**385.324**	**151.781**		**537.105**	**15.601.739.766**	**2.034.721.011**	**17.636.460.777**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**15.265**	**7.936**	**23.201**	**756.271.546**
Empleados	922	434	1.356	50.067.196
Docentes	12.330	6.640	18.970	602.303.053
Obreros	2.013	862	2.875	103.901.297
Jubilados	**103.375**	**53.589**	**156.964**	**8.785.107.998**
Empleados	4.706	2.215	6.921	226.276.985
Docentes	82.688	44.525	127.213	7.808.260.760
Obreros	15.981	6.849	22.830	750.570.253
TOTAL	**118.640**	**61.525**	**180.165**	**9.541.379.544**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	38.604.340.607			38.604.340.607
4.02	Materiales, suministros y mercancias	6.077.082.353			6.077.082.353
4.03	Servicios no personales	3.335.666.002			3.335.666.002
4.04	Activos reales	915.286.377			915.286.377
4.07	Transferencias y donaciones	23.997.415.377			23.997.415.377
4.11	Disminución de pasivos	1.008.950.500			1.008.950.500
	TOTAL	**73.938.741.216**			**73.938.741.216**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	10.883.025.552			10.883.025.552
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.516.461.962			7.516.461.962
4.07.01.03.00	Transferencias corrientes internas al sector público	7.516.461.962			7.516.461.962
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.025.442.056			3.025.442.056
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	1.267.196.351			1.267.196.351
	- A0135 Academia Nacional de Ciencias Económicas	1.190.821			1.190.821
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	2.208.655			2.208.655
	- A0137 Academia de Ciencias Políticas y Sociales	3.206.409			3.206.409
	- A0138 Academia Nacional de la Historia	3.517.550			3.517.550
	- A0139 Academia Venezolana de la Lengua	1.099.815			1.099.815
	- A0140 Academia Nacional de Medicina	3.026.445			3.026.445
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	1.133.436.410			1.133.436.410
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	58.634.947			58.634.947
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	16.931.032			16.931.032
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	407.633.240			407.633.240
	- A0425 Fundación Samuel Robinson	55.786			55.786
	- A0477 Fundación Colombeia	114.792.917			114.792.917
	- A0491 Fundación Escuela Metropolitana de Formación Ciudadana "Simón Rodríguez" (FEMFOC)	11.415.020			11.415.020
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	1.096.658			1.096.658

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	4.491.019.906			4.491.019.906
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	4.491.019.906			4.491.019.906
4.07.03.00.00	Transferencias y donaciones de capital internas	3.366.563.590			3.366.563.590
4.07.03.03.00	Transferencias de capital internas al sector público	3.366.563.590			3.366.563.590
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	3.366.563.590			3.366.563.590
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	3.366.563.590			3.366.563.590

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	3.378.509.898			3.378.509.898
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.378.509.898			3.378.509.898
4.07.01.01.00	Transferencias corrientes internas al sector privado	3.378.509.898			3.378.509.898
4.07.01.01.70	Subsidios educacionales al sector privado	3.315.341.716			3.315.341.716
	- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	576.355			576.355
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	78.000			78.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1040 Convenio ME - AVEC	3.258.347.597			3.258.347.597
	- S1041 Planteles no Afiliados al Convenio	6.269.302			6.269.302
	- S1311 Asociación Civil Unidad Educativa Colegio Adventista Yaritagua	50.000			50.000
	- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	45.000.000			45.000.000
	- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	1.487.868			1.487.868
	- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	232.424			232.424
	- S1572 Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	23.400			23.400
	- S1574 Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	21.840			21.840
	- S1575 Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	30.888			30.888
	- S1577 Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	29.203			29.203
	- S1578 Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	31.075			31.075
	- S1579 Unidad Educativa Básica Bartolomé Salom, Municipio Girardot del Estado Aragua	33.564			33.564
	- S1580 Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	38.918			38.918
	- S1586 Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	41.184			41.184
	- S1587 Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	49.420			49.420

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1591 Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	29.240			29.240
	- S1598 Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	78.000			78.000
	- S1600 Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	20.077			20.077
	- S1601 Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	78.000			78.000
	- S1605 Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	33.321			33.321
	- S1606 Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	26.395			26.395
	- S1607 Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	31.824			31.824
	- S1615 Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	11.100			11.100
	- S1616 Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	35.006			35.006
	- S1618 Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	20.872			20.872
	- S1622 Fundación Mevorah Florentín, Municipio Libertador del Distrito Capital	18.720			18.720
	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	14.040			14.040
	- S1625 Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	42.064			42.064

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1627 Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	28.572			28.572
	- S1635 Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	28.080			28.080
	- S1642 Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	51.061			51.061
	- S1643 Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	48.278			48.278
	- S1645 Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	40.809			40.809
	- S1646 Colegio Libertador, Municipio Torres del Estado Lara	40.809			40.809
	- S1647 Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	40.809			40.809
	- S1649 Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	43.149			43.149
	- S1652 Asociación Musical de Sanare "Daniel Ortiz", Municipio Jiménez del Estado Lara	28.080			28.080
	- S1653 Asociación Civil Centro de Educación Inicial La Pastora	18.720			18.720
	- S1654 Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	78.000			78.000
	- S1655 Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	10.296			10.296
	- S1656 Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	78.000			78.000
	- S1658 Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	40.519			40.519

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1659 Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	32.688			32.688
	- S1661 Centro de Desarrollo Humano El Candil, Municipio Zea del Estado Mérida	78.000			78.000
	- S1662 Asociación Civil Colegio "Dr. Ramón Reinoso Núñez", Municipio Alberto Adriani del Estado Mérida	31.168			31.168
	- S1664 SAPRENDEH (Centro de Desarrollo Humano "El Velero", Municipio Zea del Estado Mérida)	78.000			78.000
	- S1665 SAPRENDEH (Centro de Desarrollo Humano "El Alva"), Municipio Tovar del Estado Mérida)	78.000			78.000
	- S1670 Unidad Educativa El Gran Rabit I, Municipio Guaicapuro del Estado Miranda	39.000			39.000
	- S1671 Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Víctor Sosa", Municipio Guaicapuro del Estado Miranda	45.021			45.021
	- S1674 Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	23.865			23.865
	- S1676 Unidad Educativa José Antonio Páez, Municipio Turén, del Estado Portuguesa	48.278			48.278
	- S1678 Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	48.278			48.278
	- S1679 Fundación para el Desarrollo Social San Rafael Arcángel (FUNDES), Municipio Esteller del Estado Portuguesa	48.235			48.235
	- S1681 Unidad Educativa Privada Fray Bartolomé de las Casas, Municipio Bermúdez del Estado Sucre	31.467			31.467
	- S1686 Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	48.278			48.278

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1688 Fundación Taller Escuela, Municipio Independencia del Estado Táchira	78.000			78.000
	- S1695 Unidad Educativa "Colegio Los Andes", Municipio Junín del Estado Táchira	52.658			52.658
	- S1698 Unidad Educativa Colegio Blanca Graciela de Caballero	37.440			37.440
	- S1708 Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	36.168			36.168
	-S1709 Fundación Unidad Educativa El Gran Prócer, Municipio Maracaibo del Estado Zulia	50.824			50.824
	- S1714 Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	46.734			46.734
	-S1715 Fundación Liceo General Rafael Urdaneta, Municipio La Cañada de Urdaneta del Estado Zulia	42.417			42.417
	- S1717 Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	25.452			25.452
	- S1719 Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	78.000			78.000
	- S1722 Unidad Educativa Mi Ángel de la Guarda, Municipio Cabimas del Estado Zulia	52.656			52.656
	- S1724 Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	48.278			48.278
	- S1725 Unidad Educativa León Jerome Hoet, Municipio Jesús Enrique Lozada del Estado Zulia	40.509			40.509
	- S1730 Unidad Educativa José María España, Municipio Maracaibo del Estado Zulia	34.632			34.632
	- S1796 Asociación Civil Preescolar Asistencial Medina Angarita, Distrito Capital	29.203			29.203

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1798 Preescolar Mi Madre Emilia, Distrito Capital	25.459			25.459
	- S1800 Preescolar Asistencial Laura Alvarado de Cardozo - Plan de Manzano - Distrito Capital	20.592			20.592
	- S1801 Asociación Civil Unidad Educativa Arnoldo Gabaldón, Distrito Capital	37.440			37.440
	- S1803 Asociación Civil Unidad Educativa Preescolar Asistencial Santa Rita, Distrito Federal	20.592			20.592
	- S1808 Asociación Educativa Rafael Urdaneta, Distrito Capital	20.592			20.592
	- S1809 Preescolar Asistencial José Gregorio Hernández, Distrito Capital	24.336			24.336
	- S1810 Unidad Educativa Integral Padre Manuel María de Aguilar (ASOEDUPAMAA), Distrito Capital	37.440			37.440
	- S1811 Comunidad Educativa Preescolar Asistencial San Antonio, Distrito Capital	18.720			18.720
	- S1814 Unidad Educativa Colegio Valores Humanos, Libertador, Estado Táchira	59.031			59.031
	- S1860 Pre-Escolar Asistencial Don Pablo Acosta, Municipio Libertador, Distrito Metropolitano de Caracas	18.720			18.720
	- S1864 Sociedad Civil Pre-Escolar Asistencial 23 de Enero, Municipio Libertador, Distrito Metropolitano de Caracas	10.608			10.608
	- S1867 Unidad Educativa Travesuras, Pre-Escolar Asistencial, Municipio Libertador, Distrito Metropolitano de Caracas	12.480			12.480
	- S2124 Unidad Educativa Colegio Cristiano Andrés Bello, C.A.	69.521			69.521
	- S2289 Asociación Civil Escuela Agroecológica Ezequiel Zamora - Guambra	120.000			120.000
	- S2311 Fundación Educativa Maranatha	208.057			208.057

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.01.72	Subsidios culturales al sector privado	53.546.430			53.546.430
	- S0148 Banco del Libro	347.800			347.800
	-S0587 Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	2.075.208			2.075.208
	- S0942 Sociedad Orquesta Sinfónica de Venezuela.	46.130.947			46.130.947
	- S1523 Fundación Palacio de las Academias	1.662.860			1.662.860
	- S1571 Fundación Luis Beltrán Prieto Figueroa	282.000			282.000
	- S1768 Orquesta Sinfónica de la Opera	1.466.400			1.466.400
	- S2245 Fundación Grupo Madera	1.096.467			1.096.467
	- S2312 Fundación Los Tucusitos Moises Peña	484.748			484.748
4.07.01.01.73	Subsidios a instituciones benéficas privadas	9.621.752			9.621.752
	- S0747 Hogares Crea de Venezuela	9.400.000			9.400.000
	- S1755 Fundación Vida Mejor (FUNVIME)	36.660			36.660
	- S1762 Fundación Niños Discapacitados (FUNDISNE)	61.100			61.100
	- S1763 Fundación República Insular	43.992			43.992
	- S1995 Fundación Visión Futura para Personas con Discapacidad (VIFUPADIS)	80.000			80.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.759.583			2.759.583
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.759.583			2.759.583
4.07.02.01.00	Transferencias corrientes al exterior	2.759.583			2.759.583
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.759.583			2.759.583
	- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.)	55.769			55.769
	- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.)	527			527
	- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	557.258			557.258
	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO)	557.258			557.258
	- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos, Culturales, Centro Interamericano de Idiomas	12.816			12.816
	- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	1.036.660			1.036.660
	- I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	324.295			324.295
	- I0228 Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	215.000			215.000

PROYECTO: COD. N.E: 125306 COD. PPTO: 100043000 Trabajo Voluntario, Conciencia Social, Moral y Luces de los Trabajadores y las Trabajadoras del Ministerio del Poder Popular para la Educación.

UNIDAD DE MEDIDA: reparación

CANTIDAD: Fem.(0) Mas.(0) Total(480)

ASIGNACIÓN PRESUPUESTARIA: 66.800.460

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Modernizar, mejorar y dotar las instituciones educativas como espacios idóneos para la enseñanza y la práctica democrática, participativa y protagónica.

OBJETIVOS ESPECÍFICOS: Concientizar a los trabajadores del Ministerio del Poder Popular para la Educación, las Zonas Educativas, Comunidades Educativas, miembros de los Consejos Comunales y Organizaciones Vivas, para su incorporación al trabajo voluntario a través de la asistencia primaria de la infraestructura escolar, priorizando las problemáticas de pintura, iluminación y plomería, es decir, reparaciones y mantenimientos menores, a fin de garantizar la vida útil de los planteles y, en consecuencia, el bienestar de las comunidades educativas.

RESULTADO: Asistencia primaria de la infraestructura en instituciones educativas a nivel nacional con problemática de pintura, iluminación y plomería a través de 480 reparaciones y mantenimientos menores a fin de garantizar la vida útil de los planteles.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	833.000					833.000
4.02	Materiales, suministros y mercancías	36.834.132					36.834.132
4.03	Servicios no personales	29.133.328					29.133.328
	TOTAL	**66.800.460**					**66.800.460**

PROYECTO: COD. N.E: 125230 COD. PPTO: 100044000 Todas las Manos a la Siembra

UNIDAD DE MEDIDA: espacio

CANTIDAD: Fem.(0) Mas.(0) Total(1.500)

ASIGNACIÓN PRESUPUESTARIA: 17.507.286

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Educativo Bolivariano mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país.

OBJETIVOS ESPECÍFICOS: Desarrollar desde el Subsistema de Educación Básica, acciones que impulsen el enfoque agroecológico como parte del proceso para asegurar la soberanía alimentaria.

RESULTADO: Desarrollo de espacios productivos en instituciones educativas nacionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	60.000					60.000
4.02	Materiales, suministros y mercancías	5.226.470					5.226.470
4.03	Servicios no personales	2.777.202					2.777.202
4.04	Activos reales	9.443.614					9.443.614
	TOTAL	**17.507.286**					**17.507.286**

PROYECTO: COD. N.E: 124423 COD. PPTO: 100095000 Funcionamiento de Planteles Educativos.

UNIDAD DE MEDIDA: escuela

CANTIDAD: Fem.(0) Mas.(0) Total(22.094)

ASIGNACIÓN PRESUPUESTARIA: 315.252.596

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Modernizar, mejorar y dotar las instituciones educativas, como espacios idóneos para la enseñanza y la práctica democrática, participativa y protagónica.

OBJETIVOS ESPECÍFICOS: Garantizar la idoneidad de la infraestructura, el equipamiento y los servicios en los distintos espacios educativos de los planteles nacionales del Subsistema de Educación Básica a fin de ejecutar actividades académicas y administrativas.

RESULTADO: 22.094 planteles atendidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	220.069.162					220.069.162
4.03	Servicios no personales	69.183.434					69.183.434
4.04	Activos reales	26.000.000					26.000.000
	TOTAL	**315.252.596**					**315.252.596**

PROYECTO: COD. N.E: 124573 COD. PPTO: 100096000 Desarrollo Curricular en el Subsistema de Educación Básica del Sistema Educativo Venezolano.

UNIDAD DE MEDIDA: docente

CANTIDAD: Fem.(0) Mas.(0) Total(503.240)

ASIGNACIÓN PRESUPUESTARIA: 9.536.247

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento del Subsistema de Educación Básica mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país.

OBJETIVOS ESPECÍFICOS: Consolidar el desarrollo curricular en los niveles y modalidades del Subsistema de Educación Básica para avanzar progresivamente en la Formación Ciudadana en la República Bolivariana de Venezuela.

RESULTADO: 503.240 docentes informados y/o socializados sobre el desarrollo curricular y los programas por niveles y modalidades del Subsistema de Educación Básica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.702.400					5.702.400
4.02	Materiales, suministros y mercancías	2.718.257					2.718.257
4.03	Servicios no personales	875.290					875.290
4.04	Activos reales	240.300					240.300
	TOTAL	9.536.247					9.536.247

PROYECTO: COD. N.E: 125308 COD. PPTO: 100097000 Fortalecimiento del Plan Estadístico del Ministerio del Poder Popular para la Educación.

UNIDAD DE MEDIDA: registro

CANTIDAD: Fem.(0) Mas.(0) Total(26)

ASIGNACIÓN PRESUPUESTARIA: 5.069.044

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento de la capacidad de planificación, seguimiento y control de la actividad educativa, propiciando una medición en términos reales de cada uno de los proyectos educativos a nivel nacional, en los diferentes niveles y modalidades.

OBJETIVOS ESPECÍFICOS: Generar estadísticas educativas de alcance nacional a fin de facilitar la toma de decisiones acordes con el nuevo modelo educativo.

RESULTADO: 100% del registro de estadísticas educativas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.575.008					1.575.008
4.02	Materiales, suministros y mercancías	1.639.994					1.639.994
4.03	Servicios no personales	1.854.042					1.854.042
	TOTAL	**5.069.044**					**5.069.044**

PROYECTO: COD. N.E: 125119 COD. PPTO: 100098000 Programa de Alimentación Escolar

UNIDAD DE MEDIDA: estudiante

CANTIDAD: Fem.(0) Mas.(0) Total(4.351.576)

ASIGNACIÓN PRESUPUESTARIA: 5.583.934.045

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar el mejoramiento de la calidad de vida, a partir de la satisfacción de las necesidades básicas, para elevar los aspectos biopsicosociales, económicos, ambientales y culturales de la población estudiantil y trabajadora del Subsistemas de Educación Básica y la comunidad en general.

OBJETIVOS ESPECÍFICOS: Garantizar a la población escolar atendida por el Subsistema de Educación Básica una alimentación diaria, variada, balanceada, de calidad y adecuada a los requerimientos nutricionales, calóricos y energéticos específicos a cada grupo etáreo.

RESULTADO: Asistencia alimentaria a niños, niñas, adolescentes y jóvenes inscritos en el Subsistema de Educación Básica a través del Programa de Alimentación Escolar

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	608.256.248					608.256.248
4.02	Materiales, suministros y mercancías	4.971.834.878					4.971.834.878
4.03	Servicios no personales	3.842.919					3.842.919
	TOTAL	**5.583.934.045**					**5.583.934.045**

PROYECTO: COD. N.E: 124494 COD. PPTO: 100099000 Sistema Nacional de Recursos para el Aprendizaje en el marco de una educación liberadora.

UNIDAD DE MEDIDA: recurso

CANTIDAD: Fem.(0) Mas.(0) Total(7.712)

ASIGNACIÓN PRESUPUESTARIA: 2.469.158.233

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar, dotar e implementar herramientas vinculadas a los procesos de aprendizaje que sirven de apoyo a la labor docente en los ambientes educativos.

OBJETIVOS ESPECÍFICOS: Dotar de materiales didácticos, impresos y audiovisuales acordes con los actuales requerimientos pedagógicos, en apoyo al subsistema de educación básica, para el uso de docentes, estudiantes y comunidad en general propiciando una educación universal, liberadora, inclusiva y de calidad.

RESULTADO: Material educativo diverso, actualizado, adaptado y distribuido a nivel nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.731.476					1.731.476
4.02	Materiales, suministros y mercancías	339.123.232					339.123.232
4.03	Servicios no personales	1.630.055.066					1.630.055.066
4.04	Activos reales	498.248.459					498.248.459
	TOTAL	**2.469.158.233**					**2.469.158.233**

PROYECTO: COD. N.E: 124407 COD. PPTO: 100100000 Recurrencia y Apertura del Año Escolar.

UNIDAD DE MEDIDA: nómina

CANTIDAD: Fem.(0) Mas.(0) Total(143)

ASIGNACIÓN PRESUPUESTARIA: 31.764.593.968

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el sistema educativo bolivariano mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país.

OBJETIVOS ESPECÍFICOS: Garantizar el pago correspondiente a sueldos, salarios, incidencias y aportes patronales al personal del Ministerio del Poder Popular para la Educación.

RESULTADO: Cancelación del gasto correspondiente a sueldos, salarios y demás retribuciones a 526.865 docentes, administrativos y obreros en planteles de dependencia nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	31.764.593.968					31.764.593.968
	TOTAL	**31.764.593.968**					**31.764.593.968**

PROYECTO: COD. N.E: COD. PPTO: 109999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (6.950.485.875)

ASIGNACIÓN PRESUPUESTARIA: 6.950.485.875

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.950.485.875					6.950.485.875
	TOTAL	**6.950.485.875**					**6.950.485.875**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.950.485.875					6.950.485.875
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.583.922.285					3.583.922.285
4.07.01.03.00	Transferencias corrientes internas al sector público	3.583.922.285					3.583.922.285
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.794.233.813					1.794.233.813
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	1.156.969.239					1.156.969.239
	- A0135 Academia Nacional de Ciencias Económicas	630.126					630.126
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	1.140.329					1.140.329
	- A0137 Academia de Ciencias Políticas y Sociales	1.960.961					1.960.961
	- A0138 Academia Nacional de la Historia	1.906.216					1.906.216
	- A0139 Academia Venezolana de la Lengua	609.844					609.844
	- A0140 Academia Nacional de Medicina	1.664.183					1.664.183
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	241.734.760					241.734.760
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	25.869.752					25.869.752
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	15.328.292					15.328.292
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	287.302.551					287.302.551
	- A0477 Fundación Colombeia	58.524.727					58.524.727

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	592.833					592.833
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	1.789.688.472					1.789.688.472
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	1.789.688.472					1.789.688.472
4.07.03.00.00	Transferencias y donaciones de capital internas	3.366.563.590					3.366.563.590
4.07.03.03.00	Transferencias de capital internas al sector público	3.366.563.590					3.366.563.590
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	3.366.563.590					3.366.563.590
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	3.366.563.590					3.366.563.590

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.221.588.507					6.221.588.507
4.03	Servicios no personales	8.016.152					8.016.152
	TOTAL	6.229.604.659					6.229.604.659

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	493.867.320					493.867.320
4.03	Servicios no personales	1.584.965.042					1.584.965.042
4.04	Activos reales	377.692.680					377.692.680
4.07	Transferencias y donaciones	7.505.549.958					7.505.549.958
4.11	Disminución de pasivos	1.008.950.500					1.008.950.500
	TOTAL	10.971.025.500					10.971.025.500

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.932.539.677					3.932.539.677
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.932.539.677					3.932.539.677
4.07.01.03.00	Transferencias corrientes internas al sector público	3.932.539.677					3.932.539.677
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.231.208.243					1.231.208.243
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	110.227.112					110.227.112
	- A0135 Academia Nacional de Ciencias Económicas	560.695					560.695
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	1.068.326					1.068.326
	- A0137 Academia de Ciencias Políticas y Sociales	1.245.448					1.245.448
	- A0138 Academia Nacional de la Historia	1.611.334					1.611.334
	- A0139 Academia Venezolana de la Lengua	489.971					489.971
	- A0140 Academia Nacional de Medicina	1.362.262					1.362.262
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	891.701.650					891.701.650
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	32.765.195					32.765.195
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	1.602.740					1.602.740
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	120.330.689					120.330.689

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0425 Fundación Samuel Robinson	55.786					55.786
	- A0477 Fundación Colombeia	56.268.190					56.268.190
	- A0491 Fundación Escuela Metropolitana de Formación Ciudadana "Simón Rodríguez" (FEMFOC)	11.415.020					11.415.020
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	503.825					503.825
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	2.701.331.434					2.701.331.434
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	2.701.331.434					2.701.331.434

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.378.509.898					3.378.509.898
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.378.509.898					3.378.509.898
4.07.01.01.00	Transferencias corrientes internas al sector privado	3.378.509.898					3.378.509.898
4.07.01.01.70	Subsidios educacionales al sector privado	3.315.341.716					3.315.341.716
	-S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	576.355					576.355
	-S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	78.000					78.000
	- S1040 Convenio ME - AVEC	3.258.347.597					3.258.347.597
	-S1041 Planteles no Afiliados al Convenio	6.269.302					6.269.302
	-S1311 Asociación Civil Unidad Educativa Colegio Adventista Yaritagua	50.000					50.000
	-S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	45.000.000					45.000.000
	- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	1.487.868					1.487.868
	- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	232.424					232.424
	- S1572 Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	23.400					23.400
	-S1574 Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	21.840					21.840

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	-S1575 Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	30.888					30.888
	-S1577 Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	29.203					29.203
	-S1578 Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	31.075					31.075
	-S1579 Unidad Educativa Básica Bartolomé Salom, Municipio Girardot del Estado Aragua	33.564					33.564
	-S1580 Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	38.918					38.918
	-S1586 Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	41.184					41.184
	-S1587 Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	49.420					49.420
	-S1591 Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	29.240					29.240
	-S1598 Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	78.000					78.000
	-S1600 Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	20.077					20.077
	-S1601 Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	78.000					78.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	-S1605 Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	33.321					33.321
	-S1606 Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	26.395					26.395
	-S1607 Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	31.824					31.824
	-S1615 Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	11.100					11.100
	-S1616 Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	35.006					35.006
	-S1618 Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	20.872					20.872
	-S1622 Fundación Mevorah Florentín, Municipio Libertador del Distrito Capital	18.720					18.720
	-S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	14.040					14.040
	-S1625 Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	42.064					42.064
	-S1627 Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	28.572					28.572
	-S1635 Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	28.080					28.080

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	-S1642 Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	51.061					51.061
	-S1643 Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	48.278					48.278
	-S1645 Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	40.809					40.809
	-S1646 Colegio Libertador, Municipio Torres del Estado Lara	40.809					40.809
	-S1647 Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	40.809					40.809
	-S1649 Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	43.149					43.149
	- S1652 Asociación Musical de Sanare "Daniel Ortiz", Municipio Jiménez del Estado Lara	28.080					28.080
	-S1653 Asociación Civil Centro de Educación Inicial La Pastora	18.720					18.720
	-S1654 Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	78.000					78.000
	-S1655 Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	10.296					10.296
	-S1656 Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	78.000					78.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	-S1658 Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	40.519					40.519
	-S1659 Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	32.688					32.688
	-S1661 Centro de Desarrollo Humano El Candil, Municipio Zea del Estado Mérida	78.000					78.000
	-S1662 Asociación Civil Colegio "Dr. Ramón Reinoso Núñez", Municipio Alberto Adriani del Estado Mérida	31.168					31.168
	-S1664 SAPRENDEH (Centro de Desarrollo Humano "El Velero"), Municipio Zea del Estado Mérida	78.000					78.000
	-S1665 SAPRENDEH (Centro de Desarrollo Humano "El Alva"), Municipio Tovar del Estado Mérida	78.000					78.000
	-S1670 Unidad Educativa El Gran Rabit I, Municipio Guaicapuro del Estado Miranda	39.000					39.000
	-S1671 Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Víctor Sosa", Municipio Guaicapuro del Estado Miranda	45.021					45.021
	-S1674 Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	23.865					23.865
	-S1676 Unidad Educativa José Antonio Páez, Municipio Turén, del Estado Portuguesa	48.278					48.278

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	-S1678 Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	48.278					48.278
	-S1679 Fundación para el Desarrollo Social San Rafael Arcángel (FUNDES), Municipio Esteller del Estado Portuguesa	48.235					48.235
	-S1681 Unidad Educativa Privada Fray Bartolomé de las Casas, Municipio Bermúdez del Estado Sucre	31.467					31.467
	-S1686 Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	48.278					48.278
	-S1688 Fundación Taller Escuela, Municipio Independencia del Estado Táchira	78.000					78.000
	-S1695 Unidad Educativa "Colegio Los Andes", Municipio Junín del Estado Táchira	52.658					52.658
	-S1698 Unidad Educativa Colegio Blanca Graciela de Caballero	37.440					37.440
	-S1708 Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	36.168					36.168
	-S1709 Fundación Unidad Educativa El Gran Prócer, Municipio Maracaibo del Estado Zulia	50.824					50.824
	-S1714 Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	46.734					46.734
	-S1715 Fundación Liceo General Rafael Urdaneta, Municipio La Cañada de Urdaneta del Estado Zulia	42.417					42.417

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	-S1717 Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	25.452					25.452
	-S1719 Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	78.000					78.000
	-S1722 Unidad Educativa Mi Ángel de la Guarda, Municipio Cabimas del estado Zulia	52.656					52.656
	-S1724 Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	48.278					48.278
	-S1725 Unidad Educativa León Jerome Hoet, Municipio Jesús Enrique Lozada del Estado Zulia	40.509					40.509
	-S1730 Unidad Educativa José María España, Municipio Maracaibo del Estado Zulia	34.632					34.632
	-S1796 Asociación Civil Preescolar Asistencial Medina Angarita, Distrito Capital	29.203					29.203
	-S1798 Preescolar Mi Madre Emilia, Distrito Capital	25.459					25.459
	-S1800 Preescolar Asistencial Laura Alvarado de Cardozo - Plan de Manzano - Distrito Capital	20.592					20.592
	-S1801 Asociación Civil Unidad Educativa Arnoldo Gabaldón, Distrito Capital	37.440					37.440

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	-S1803 Asociación Civil Unidad Educativa Preescolar Asistencial Santa Rita, Distrito Federal	20.592					20.592
	-S1808 Asociación Educativa Rafael Urdaneta, Distrito Capital	20.592					20.592
	-S1809 Preescolar Asistencial José Gregorio Hernández, Distrito Capital	24.336					24.336
	-S1810 Unidad Educativa Integral Padre Manuel María de Aguilar (ASOEDUPAMAA), Distrito Capital	37.440					37.440
	-S1811 Comunidad Educativa Preescolar Asistencial San Antonio, Distrito Capital	18.720					18.720
	-S1814 Unidad Educativa Colegio Valores Humanos, Libertador, Estado Táchira	59.031					59.031
	-S1860 Pre-Escolar Asistencial Don Pablo Acosta, Municipio Libertador, Distrito Metropolitano de Caracas	18.720					18.720
	-S1864 Sociedad Civil Pre-Escolar Asistencial 23 de Enero, Municipio Libertador, Distrito Metropolitano de Caracas	10.608					10.608
	-S1867 Unidad Educativa Travesuras, Pre-Escolar Asistencial, Municipio Libertador, Distrito Metropolitano de Caracas	12.480					12.480
	-S2124 Unidad Educativa Colegio Cristiano Andrés Bello, C.A.	69.521					69.521
	-S2289 Asociación Civil Escuela Agroecológica Ezequiel Zamora - Guambra	120.000					120.000
	-S2311 Fundación Educativa Maranatha	208.057					208.057

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.01.72	Subsidios culturales al sector privado	53.546.430					53.546.430
	-S0148 Banco del Libro	347.800					347.800
	-S0587 Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	2.075.208					2.075.208
	-S0942 Sociedad Orquesta Sinfónica de Venezuela.	46.130.947					46.130.947
	-S1523 Fundación Palacio de las Academias	1.662.860					1.662.860
	-S1571 Fundación Luis Beltrán Prieto Figueroa	282.000					282.000
	-S1768 Orquesta Sinfónica de la Opera	1.466.400					1.466.400
	-S2245 Fundación Grupo Madera	1.096.467					1.096.467
	-S2312 Fundación Los Tucusitos Moises Peña	484.748					484.748
4.07.01.01.73	Subsidios a instituciones benéficas privadas	9.621.752					9.621.752
	- S0747 Hogares Crea de Venezuela	9.400.000					9.400.000
	-S1755 Fundación Vida Mejor (FUNVIME)	36.660					36.660
	- S1762 Fundación Niños Discapacitados (FUNDISNE)	61.100					61.100
	- S1763 Fundación República Insular	43.992					43.992
	-S1995 Fundación Visión Futura para Personas con Discapacidad (VIFUPADIS)	80.000					80.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.759.583					2.759.583
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.759.583					2.759.583
4.07.02.01.00	Transferencias corrientes al exterior	2.759.583					2.759.583
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.759.583					2.759.583
	-I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.)	55.769					55.769
	-I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.)	527					527
	-I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	557.258					557.258
	-I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO)	557.258					557.258
	-I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos, Culturales, Centro Interamericano de Idiomas	12.816					12.816
	-I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	1.036.660					1.036.660
	-I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	324.295					324.295
	-I0228 Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	215.000					215.000

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	9.541.379.544					9.541.379.544
	TOTAL	**9.541.379.544**					**9.541.379.544**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.768.908					5.768.908
4.03	Servicios no personales	4.963.527					4.963.527
4.04	Activos reales	3.661.324					3.661.324
	TOTAL	**14.393.759**					**14.393.759**

13

Ministerio del Poder Popular para el Proceso Social de Trabajo

MINISTERIO DEL PODER POPULAR PARA EL PROCESO SOCIAL DE TRABAJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Política Presupuestaria del Ministerio del Poder Popular para el Proceso Social de Trabajo (MPPPST), para el Ejercicio Económico Financiero 2015, atiende al ordenamiento jurídico vigente, por el cual se rige el proceso de formulación del presupuesto de los Órganos del Poder Nacional y se inscribe en el 2° Gran Objetivo Histórico de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

La política presupuestaria, resulta de la definición de tres grandes líneas estratégicas dentro de los nuevos fines del Ministerio:

- *Impulsar el desarrollo de la conciencia de clase de los trabajadores y trabajadoras a través de su formación y autoformación, colectiva, integral, continua y permanente.*
- *Avanzar en la consolidación y empoderamiento de sus organizaciones de base para la autoprotección y defensa efectiva de sus derechos y conquistas logradas en Revolución,* y así trascender las relaciones de explotación hacia el trabajo liberador.
- *Apropiación cognitiva, real y efectiva por parte de la clase obrera, de la gestión directa y democrática del Proceso Social de Trabajo y la reactivación productiva de las Entidades de Trabajo.*

Alineando de esta forma las atribuciones y competencias para alcanzar los elevados Objetivos Nacionales de:

- *"Propulsar la transformación del sistema económico, en función de la transición al Socialismo Bolivariano, trascendiendo el modelo rentista petrolero capitalista hacia el modelo económico productivo socialista, basado en el desarrollo de las fuerzas productivas".*
- *"Construir una sociedad igualitaria y justa".*

A través de estos objetivos, el ***Comandante Supremo Hugo Chávez*** en su programa de gobierno advertía: *"(...) la formación socioeconómica que todavía prevalece... es de carácter capitalista y rentista... el socialismo apenas ha comenzado a implantar su propio dinamismo interno... el programa es para afianzarlo y profundizarlo, dirigiéndolo hacia una radical supresión de la lógica del capital que debe irse cumpliendo paso a paso... sin aminorar el ritmo de avance hacia el socialismo".*

Y también mostraba su visión estratégica al respecto: *"Acelerar la transición pasa necesariamente por acelerar el proceso de restitución del poder al pueblo. El vivo, efectivo y pleno ejercicio del poder popular protagónico es insustituible condición de posibilidad para el Socialismo Bolivariano del Siglo XXI".*

"(...) un poder popular capaz de desarticular las tramas de opresión, explotación y dominación que subsisten en la sociedad y configurar una nueva sociedad desde la vida cotidiana donde la fraternidad y la solidaridad corran parejas con la emergencia permanente de nuevos modos de planificar y producir la vida material".

Un desafío presente, una visión de futuro a la cual llamó con firmeza el ***Comandante Eterno Hugo Chávez***, para el compromiso en la edificación de una nueva sociedad y un sistema económico que emerjan de las manos de trabajadores y trabajadoras, del pueblo todo, como sujetos definitorios y protagónicos de las transformaciones necesarias; una obra cuya estructura se sustente en el trabajo liberador y significante con el propósito de superar la disyuntiva entre la satisfacción de necesidades y la reproducción y acumulación del capital.

Una sociedad y un sistema económico que garanticen la equidad, la justicia, la transparencia y la responsabilidad social en la producción, distribución y comercialización de los bienes y servicios para satisfacer las necesidades fundamentales del pueblo, y que fomenten la creación y desarrollo de fuentes de trabajo con alto valor agregado nacional para elevar el nivel de vida de la población y de la ciencia, la técnica y la tecnología, a fin de consolidar nuestra independencia y soberanía económica, avanzando hacia el país potencia que queremos ser, dentro de la Gran Potencia Latinoamericana y Caribeña.

La realización objetiva de esta visión, de esta *sociedad justa* a decir de Marx; donde la clase obrera y el pueblo todo, conjuguen su esfuerzo en la construcción y desarrollo de nuevas relaciones socialistas de producción e intercambio social responsable, para distribuir la riqueza así generada con justicia e igualdad, y alcanzar el elevado propósito del desarrollo humano integral dentro de una existencia colectiva digna y provechosa, como fines del Estado Democrático y Social de derecho y de justicia; solo será posible dentro del *Socialismo Nuestro Bolivariano* que, nutrido en los principios de *"la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política",* es ajeno al desarrollismo industrialista y el economicismo hedonista, y busca la liberación integral del ser humano y la construcción de una sociedad enmarcada en un sistema de seguridad económica, social, cultural y ambiental, capaz de brindar a las personas que la conforman las posibilidades reales de satisfacer sus necesidades fundamentales en lo material y espiritual.

Todo lo anterior exige la edificación de una nueva institucionalidad a tono con sus elevados fines y dedicada al servicio absoluto del pueblo, como bien lo previó el ***Comandante Supremo:*** *"(...) Esto pasa por destruir la herencia del estado burgués que se reproduce con viejas y nefastas prácticas y darle continuidad a "nuevas formas de gestión política".*

Es por ello, para el ejercicio económico financiero 2015, el Ministerio del Poder Popular para el Proceso Social de Trabajo (MPPPST), ha planteado cinco grandes temas que orientan la acción institucional, a saber:

- Refundar el Ministerio del Poder Popular para el Proceso Social de Trabajo desde la clase obrera en función de la correcta aplicación de las Leyes y normativas jurídicas en materia laboral y de seguridad social.
- Proteger, estabilizar y desarrollar junto a la clase obrera, el Proceso Social de Trabajo.
- Impulsar y desarrollar las fuerzas productivas para garantizar la producción y la justa distribución de la riqueza.
- La Universalización y sustentabilidad del sistema de previsión social.
- Profundizar desde la clase obrera el desarrollo de la unión e integración latinoamericana y caribeña en el contexto geopolítico internacional, en materia laboral y de seguridad social.

De allí que la política presupuestaria se implementará por medio de once (11) proyectos institucionales; a solventar limitaciones u obstáculos en la atención y prestación de servicios a las trabajadoras y trabajadores, relacionados con actos de regulación de las relaciones jurídicas derivadas de las relaciones de producción; con el propósito de garantizar la plena protección del Proceso Social de Trabajo con el concurso directo de la clase obrera, a través de la promoción y verificación del correcto cumplimiento de las normativas legales en materia laboral y de seguridad social, seguridad laboral, condiciones y medio ambiente de trabajo, que protegen el trabajo, la familia, la estabilidad laboral, la libertad de asociación sindical y negociación colectiva, como derechos fundamentales de la clase obrera. En tanto que, mediante las Acciones Centrales, está dirigida a asegurar la efectividad de la gestión institucional, a los fines fundamentales del Ministerio y a la consecución del segundo Gran Objetivo Histórico:

> *"Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la 'mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad', para nuestro pueblo".*

"(...) la independencia no ha terminado y la forjamos en nuestra lucha diaria y permanente."

Hugo Chávez Frías

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
123785	130142000	Impulso de la incorporación de los trabajadores y trabajadoras no dependientes al Régimen Prestacional de Pensiones y Otras Asignaciones Económicas.	trabajador(a)	4.001	6.124	10.125	1.695.678			1.695.678
123790	130143000	Organización de los trabajadores y trabajadoras para la participación protagónica en la gestión directa en las entidades de trabajo.	trabajador(a)	7.000	7.000	14.000	5.200.000			5.200.000
123804	130144000	Creación de Unidades de Atención Integral en materia de salud y seguridad en el trabajo para personas, trabajadores y trabajadoras con discapacidad.	persona	3.000	4.000	7.000	8.858.404			8.858.404
123817	130145000	Formación y Auto formación colectiva, integral, continua y permanente de las y los trabajadores del sector estratégico nacional público y privado.	plan			6	1.960.858			1.960.858
123819	130146000	Sistema Integral de Inspección del Sector Agrícola.	operativo			7	4.017.793			4.017.793
123823	130147000	Sistema Integrado de Inspección Laboral y de la Seguridad Social.	sistema			1	4.935.949			4.935.949
123824	130148000	Fortalecimiento de infraestructura y sistematización de la gestión del archivo central.	acondicionamiento			1	2.800.908			2.800.908
123825	130149000	Lucha para la erradicación de la tercerización o simulación de la relación laboral.	inspección			2.000	3.912.335			3.912.335
124066	130150000	Rehabilitación y adquisición de sedes para el Ministerio del Poder Popular para el Proceso Social de Trabajo (Fase I).	sede			24	94.667.062			94.667.062
124075	130151000	Implementación del Sistema de Seguridad Integral del Ministerio del Poder Popular para el Proceso Social de Trabajo.	sistema			1	3.698.620			3.698.620

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
124091	130152000	Formación, auto formación y profesionalización, colectiva y permanente, y la promoción de la cultura organizacional dirigida a las servidoras y servidores públicos del Ministerio del Poder Popular para el Proceso Social de Trabajo.	trabajador(a)	577	384	961	879.475			879.475
	139999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			60.166.065.724	60.166.065.724			60.166.065.724
						TOTAL	60.298.692.806			60.298.692.806

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
130001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.560.166.472			2.560.166.472
130002000	Gestión administrativa	855.094.135			855.094.135
130003000	Previsión y protección social	271.473.300			271.473.300
	TOTAL	3.686.733.907			3.686.733.907

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.739**	**1.179**	**584**	**3.502**	**189.473.040**	**66.058.452**	**255.531.492**
Altos Funcionarios y de Elección Popular		1		1	51.024		51.024
Alto Nivel y de Dirección	11	21	15	47	2.397.708		2.397.708
Directivo	424	143	150	717	36.895.896	3.191.988	40.087.884
Profesional y Técnico	491	172	208	871	52.265.412	26.138.688	78.404.100
Personal Administrativo	461	146	68	675	34.494.204	13.225.452	47.719.656
Obrero	352	696	143	1.191	63.368.796	23.502.324	86.871.120
Personal Contratado	**862**	**692**		**1.554**	**80.052.540**		**80.052.540**
Profesional y Técnico	538	453		991	48.753.024		48.753.024
Personal Administrativo	324	239		563	31.299.516		31.299.516
TOTAL	**2.601**	**1.871**	**584**	**5.056**	**269.525.580**	**66.058.452**	**335.584.032**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**348**	**87**	**435**	**85.864.992**
Empleados	322	66	388	73.152.528
Obreros	26	21	47	12.712.464
Jubilados	**557**	**246**	**803**	**185.608.308**
Empleados	509	184	693	160.056.528
Obreros	48	62	110	25.551.780
TOTAL	**905**	**333**	**1.238**	**271.473.300**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	2.550.637.128			2.550.637.128
4.02	Materiales, suministros y mercancías	167.582.516			167.582.516
4.03	Servicios no personales	206.189.483			206.189.483
4.04	Activos reales	127.750.424			127.750.424
4.07	Transferencias y donaciones	60.932.867.162			60.932.867.162
4.11	Disminución de pasivos	400.000			400.000
	TOTAL	**63.985.426.713**			**63.985.426.713**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	60.661.011.436			60.661.011.436
4.07.01.00.00	Transferencias y donaciones corrientes internas	60.661.011.436			60.661.011.436
4.07.01.03.00	Transferencias corrientes internas al sector público	60.661.011.436			60.661.011.436
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	60.619.124.783			60.619.124.783
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	689.136.083			689.136.083
	- A0055 Instituto Venezolano de los Seguros Sociales (IVSS)	58.971.929.326			58.971.929.326
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	939.021.377			939.021.377
	- A0250 Tesorería de Seguridad Social	19.037.997			19.037.997
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	41.886.653			41.886.653
	- A0253 Farmapatria, Compañia Anónima (FARMAPATRIA, C.A.)	41.886.653			41.886.653

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	116.426			116.426
4.07.01.00.00	Transferencias y donaciones corrientes internas	116.426			116.426
4.07.01.01.00	Transferencias corrientes internas al sector privado	116.426			116.426
4.07.01.01.75	Subsidios a organismos laborales y gremiales	116.426			116.426
	- S1504 Asociación de Jubilados y Pensionados del Ministerio del Trabajo	19.053			19.053
	- S1888 Asociación Civil del Ministerio del Trabajo (ASOMITRA)	97.373			97.373

PROYECTO: COD. N.E: 123785 COD. PPTO: 130142000 Impulso de la incorporación de los trabajadores y trabajadoras no dependientes al Régimen Prestacional de Pensiones y Otras Asignaciones Económicas.

UNIDAD DE MEDIDA: trabajador(a)

CANTIDAD: Fem.(4.001) Mas.(6.124) Total(10.125)

ASIGNACIÓN PRESUPUESTARIA: 1.695.678

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Acelerar los procesos y procedimientos establecidos en la Ley Orgánica del Sistema de Seguridad Social (Losss) y demás normas establecidas; así como, la promoción de las reformas necesarias que contribuyan con la universalización y sustentabilidad de la seguridad social, y a partir de ello asegurar la eficiencia y eficacia a los fines de amparar y proteger a la población en general.

OBJETIVOS ESPECÍFICOS: Promover la incorporación de los trabajadores y trabajadoras no dependientes al Régimen Prestacional de Pensiones y Otras Asignaciones económicas a través de la orientación, motivación y la relación intrainstitucional.

RESULTADO: Incorporación de los trabajadores y trabajadoras a través de su orientación por medio de talleres, jornadas y charlas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	543.391					543.391
4.03	Servicios no personales	754.548					754.548
4.04	Activos reales	397.739					397.739
	TOTAL	**1.695.678**					**1.695.678**

PROYECTO: COD. N.E: 123790 COD. PPTO: 130143000 Organización de los trabajadores y trabajadoras para la participación protagónica en la gestión directa en las entidades de trabajo.

UNIDAD DE MEDIDA: trabajador(a)

CANTIDAD: Fem.(7.000) Mas.(7.000) Total(14.000)

ASIGNACIÓN PRESUPUESTARIA: 5.200.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Incentivar y fortalecer los mecanismos de vigilancia de las organizaciones sindicales y demás organizaciones de base de la clase obrera, como expresión del poder popular, sobre los costos de producción, precios, ganancias y la distribución de productos para evitar la usura, el acaparamiento y la especulación con el fin de defender y proteger el salario, el trabajador, la trabajadora, la familia y el bienestar social.

OBJETIVOS ESPECÍFICOS: Impulsar la organización de los trabajadores y trabajadoras desde las experiencias exitosas de las entidades de trabajo para la consolidación de la participación protagónica en la dirección y gestión del proceso social de trabajo.

RESULTADO: Atención integral a los trabajadores y trabajadoras.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.774.133					1.774.133
4.03	Servicios no personales	2.059.517					2.059.517
4.04	Activos reales	1.366.350					1.366.350
	TOTAL	5.200.000					5.200.000

PROYECTO: COD. N.E: 123804 COD. PPTO: 130144000 Creación de Unidades de Atención Integral en materia de salud y seguridad en el trabajo para personas, trabajadores y trabajadoras con discapacidad.

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(3.000) Mas.(4.000) Total(7.000)

ASIGNACIÓN PRESUPUESTARIA: 8.858.404

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar en el proceso de municipalización del Ministerio del Poder Popular para el Proceso Social de Trabajo y sus entes adscritos, con la participación activa de los trabajadores y las trabajadoras, a los fines de garantizar los derechos laborales y de seguridad social que emanan de la Constitución de la República Bolivariana de Venezuela y demás leyes relacionadas con la materia.

OBJETIVOS ESPECÍFICOS: Desarrollar Unidades de Atención Integral en materia de seguridad y salud en el trabajo a personas, trabajadores y trabajadoras con discapacidad, para desarrollar mecanismos que faciliten su inserción y reinserción en el proceso social de trabajo.

RESULTADO: Atención integral en materia de seguridad y salud en el trabajo a personas, trabajadores y trabajadoras con discapacidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.772.531					2.772.531
4.03	Servicios no personales	2.756.772					2.756.772
4.04	Activos reales	3.329.101					3.329.101
	TOTAL	**8.858.404**					**8.858.404**

PROYECTO: COD. N.E: 123817 COD. PPTO: 130145000 Formación y Auto formación colectiva, integral, continua y permanente de las y los trabajadores del sector estratégico nacional público y privado.

UNIDAD DE MEDIDA: plan

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 1.960.858

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Impulsar la formación y autoformación colectiva, integral continua y permanente en las entidades de trabajo.

OBJETIVOS ESPECÍFICOS: Promover la formación y autoformación colectiva, integral, continua y permanente para consolidar la unidad de los trabajadores y trabajadoras con conciencia de clase obrera y asumir en forma directa, participativa y democrática la gestión de la dirección del proceso social nacional de trabajo.

RESULTADO: Trabajadores organizados con conciencia de clase obrera en la gestión directa y democrática en las entidades de trabajo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	115.041					115.041
4.03	Servicios no personales	1.795.817					1.795.817
4.04	Activos reales	50.000					50.000
	TOTAL	**1.960.858**					**1.960.858**

PROYECTO: COD. N.E: 123819 COD. PPTO: 130146000 Sistema Integral de Inspección del Sector Agrícola.

UNIDAD DE MEDIDA: operativo

CANTIDAD: Fem.(0) Mas.(0) Total(7)

ASIGNACIÓN PRESUPUESTARIA: 4.017.793

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar, impulsar y consolidar el Proceso Social Nacional de Trabajo como estrategia fundamental dirigida a fortalecer la libertad y la soberanía nacional y alcanzar la independencia científica, técnica y tecnológica, con la participación directa y democrática de los trabajadores y trabajadoras en la gestión de la producción de bienes y servicios, garantizando la dirección del proceso social del trabajo, en función de crear las condiciones materiales, sociales e intelectuales para que la familia y la comunidad sean el espacio para el desarrollo integral del ser humano y esencia de la sociedad justa y amante de la paz.

OBJETIVOS ESPECÍFICOS: Dignificar las condiciones de vida de los trabajadores de las áreas de producción agrícola y acuícola, mediante el control de sus condiciones socio laborales, para la participación consciente en el proceso de transformación de la sociedad.

RESULTADO: Inspecciones Integrales a las entidades de trabajo del sector agrícola.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.145.380					1.145.380
4.03	Servicios no personales	2.807.363					2.807.363
4.04	Activos reales	65.050					65.050
	TOTAL	**4.017.793**					**4.017.793**

PROYECTO: COD. N.E: 123823 COD. PPTO: 130147000 Sistema Integrado de Inspección Laboral y de la Seguridad Social.

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 4.935.949

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar, impulsar y consolidar el proceso Social Nacional de Trabajo como estrategia fundamental dirigida a fortalecer la libertad y la soberanía nacional y alcanzar la independencia científica, técnica y tecnológica, con la participación directa y democrática de los trabajadores y trabajadoras en la gestión de la producción de bienes y servicios, garantizando la dirección del proceso social del trabajo, en función de crear las condiciones materiales, sociales e intelectuales para que la familia y la comunidad sean el espacio para el desarrollo integral del ser humano y esencia de la sociedad justa y amante de la paz.

OBJETIVOS ESPECÍFICOS: Desarrollar el Sistema Integrado de Inspección Laboral y de la Seguridad Social como el mecanismo principal de fiscalización del proceso social de trabajo con especial atención a las modalidades especiales de condiciones de trabajo.

RESULTADO: Sistema de Inspección Laboral y de la Seguridad Social Integrado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	137.305					137.305
4.03	Servicios no personales	1.588.644					1.588.644
4.04	Activos reales	3.210.000					3.210.000
	TOTAL	**4.935.949**					**4.935.949**

PROYECTO: COD. N.E: 123824 COD. PPTO: 130148000 Fortalecimiento de infraestructura y sistematización de la gestión del archivo central.

UNIDAD DE MEDIDA: acondicionamiento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 2.800.908

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar en la transformación de la gestión institucional a través de la simplificación y automatización de trámites y la municipalización del Ministerio, con el fin de desarrollar y fortalecer la contraloría social, hacer procesos más eficaces, eficientes, efectivos, transparentes y democráticos. Como parte fundamental y prioritaria de la acción e interacción de los servidores y servidoras con los ciudadanos.

OBJETIVOS ESPECÍFICOS: Fortalecer la infraestructura física, organizativa y tecnológica de los archivos del Ministerio a fin de mejorar su funcionamiento, conservación y permanencia en el tiempo que garanticen el acceso oportuno a la información solicitada por la gestión de los entes adscritos al Ministerio y por los usuarios.

RESULTADO: Recuperar en un 100% las instalaciones y organización de documentos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	37.800					37.800
4.03	Servicios no personales	1.327.028					1.327.028
4.04	Activos reales	1.436.080					1.436.080
	TOTAL	2.800.908					2.800.908

PROYECTO: COD. N.E: 123825 COD. PPTO: 130149000 Lucha para la erradicación de la tercerización o simulación de la relación laboral.

UNIDAD DE MEDIDA: inspección

CANTIDAD: Fem.(0) Mas.(0) Total(2000)

ASIGNACIÓN PRESUPUESTARIA: 3.912.335

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar, impulsar y consolidar el Proceso Social Nacional de Trabajo como estrategia fundamental dirigida a fortalecer la libertad y la soberanía nacional y alcanzar la independencia científica, técnica y tecnológica, con la participación directa y democrática de los trabajadores y trabajadoras en la gestión de la producción de bienes y servicios, garantizando la dirección del proceso social del trabajo, en función de crear las condiciones materiales, sociales e intelectuales para que la familia y la comunidad sean el espacio para el desarrollo integral del ser humano y esencia de la sociedad justa y amante de la paz.

OBJETIVOS ESPECÍFICOS: Procurar la incorporación de los trabajadores tercerizados a la nómina de la entidad de trabajo contratante principal, mediante el fortalecimiento de los servicios de promoción, fiscalización y defensa de los derechos de los trabajadores.

RESULTADO: Inspecciones para garantizar la inclusión de los trabajadores y trabajadoras tercerizados a las nóminas de las entidades de trabajo que mantienen relaciones laborales disfrazadas de trabajo asalariado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.074.755					1.074.755
4.03	Servicios no personales	2.655.210					2.655.210
4.04	Activos reales	182.370					182.370
	TOTAL	**3.912.335**					**3.912.335**

PROYECTO: COD. N.E: 124066 COD. PPTO: 130150000 Rehabilitación y adquisición de sedes para el Ministerio del Poder Popular para el Proceso Social de Trabajo (Fase I).

UNIDAD DE MEDIDA: sede

CANTIDAD: Fem.(0) Mas.(0) Total(24)

ASIGNACIÓN PRESUPUESTARIA: 94.667.062

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar en la transformación de la gestión institucional a través de la simplificación y automatización de trámites y la municipalización del Ministerio, con el fin de desarrollar y fortalecer la contraloría social, hacer procesos más eficaces, eficientes, efectivos, transparentes y democráticos. Como parte fundamental y prioritaria de la acción e interacción de los servidores y servidoras con los ciudadanos.

OBJETIVOS ESPECÍFICOS: Garantizar la atención nacional a los trabajadores y las trabajadoras a través de la ampliación en cobertura, de los servicios que ofrece el Ministerio del Poder Popular para el Proceso Social de Trabajo, así como dignificar las condiciones laborales de sus empleados.

RESULTADO: Atención de (650.000) trabajadores y trabajadoras, mediante la ampliación de servicios en (08) nuevos municipios, Adecuación y Mejoras en (11) sedes y Reubicación de (05) ya existentes, dignificando a los obreros y empleados del Ministerio y respondiendo con calidad y eficacia a los requerimientos del pueblo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	238.000					238.000
4.03	Servicios no personales	24.873.962					24.873.962
4.04	Activos reales	69.555.100					69.555.100
	TOTAL	**94.667.062**					**94.667.062**

PROYECTO: COD. N.E: 124075 COD. PPTO: 130151000 Implementación del Sistema de Seguridad Integral del Ministerio del Poder Popular para el Proceso Social de Trabajo.

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 3.698.620

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover en el marco del proceso social de trabajo, el desarrollo de una cultura preventiva que contribuya con el mejoramiento de las condiciones y medio ambiente de trabajo, a través de la participación protagónica y democrática de los trabajadores y las trabajadoras en la realización de sus propios planes y programas en materia de salud y seguridad laboral.

OBJETIVOS ESPECÍFICOS: Implementar sistemas y mecanismos de control y de seguridad integral que garanticen la protección y seguridad física de los trabajadores, trabajadoras y usuarios, así como el resguardo y custodia de los bienes patrimoniales en la sede central del Ministerio y las Coordinaciones de Zona Metropolitana, Miranda y Central, así como las unidades adscritas a dichas zonas.

RESULTADO: Sistemas y mecanismos efectivos de control y de seguridad integral implementados en la sede Central, Coordinaciones de Zonas e Inspectorías adscritas (Metropolitana, Miranda y Central).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	413.305					413.305
4.03	Servicios no personales	1.181.986					1.181.986
4.04	Activos reales	2.103.329					2.103.329
	TOTAL	**3.698.620**					**3.698.620**

PROYECTO: COD. N.E: 124091 COD. PPTO: 130152000 Formación, auto formación y profesionalización, colectiva y permanente, y la promoción de la cultura organizacional dirigida a las servidoras y servidores públicos del Ministerio del Poder Popular para el Proceso Social de Trabajo.

UNIDAD DE MEDIDA: trabajador(a)

CANTIDAD: Fem.(577) Mas.(384) Total(961)

ASIGNACIÓN PRESUPUESTARIA: 879.475

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar " la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Impulsar la formación y auto formación colectiva, integral continua y permanente de los trabajadores y trabajadoras del Ministerio del Poder Popular para el Proceso Social de Trabajo.

OBJETIVOS ESPECÍFICOS: Fortalecer la unidad y conciencia de clase de los trabajadores y trabajadoras del Ministerio del Poder Popular para el Proceso Social de Trabajo, a través de su participación activa en el diseño, elaboración y ejecución de planes de profesionalización, formación y auto formación colectiva, así como el fomento la promoción de una cultura organizacional que se sustente en la ética socialista, y el compromiso social, así como herramientas que garanticen la acción eficiente y eficaz.

RESULTADO: Trabajadores y trabajadoras unidos con conciencia de clases que sustenten la ética socialista, el deber social, las competencias y herramientas que garanticen la acción eficiente y eficaz.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	210.410					210.410
4.03	Servicios no personales	669.065					669.065
	TOTAL	**879.475**					**879.475**

PROYECTO:	COD. N.E: COD. PPTO: 139999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(60.166.065.724)
ASIGNACIÓN PRESUPUESTARIA:	60.166.065.724
OBJETIVO HISTÓRICO:	III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos.
OBJETIVOS ESPECÍFICOS:	Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.
RESULTADO:	Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	60.166.065.724					60.166.065.724
	TOTAL	**60.166.065.724**					**60.166.065.724**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	60.166.065.724					60.166.065.724
4.07.01.00.00	Transferencias y donaciones corrientes internas	60.166.065.724					60.166.065.724
4.07.01.03.00	Transferencias corrientes internas al sector público	60.166.065.724					60.166.065.724
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	60.136.745.067					60.136.745.067
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	577.847.377					577.847.377
	- A0055 Instituto Venezolano de los Seguros Sociales (IVSS)	58.971.929.326					58.971.929.326
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	567.930.367					567.930.367
	- A0250 Tesorería de Seguridad Social	19.037.997					19.037.997
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	29.320.657					29.320.657
	- A0253 Farmapatria, Compañia Anónima (FARMAPATRIA, C.A.)	29.320.657					29.320.657

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.550.637.128					2.550.637.128
4.03	Servicios no personales	9.529.344					9.529.344
	TOTAL	**2.560.166.472**					**2.560.166.472**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	159.120.465					159.120.465
4.03	Servicios no personales	154.190.227					154.190.227
4.04	Activos reales	46.055.305					46.055.305
4.07	Transferencias y donaciones	495.328.138					495.328.138
4.11	Disminución de pasivos	400.000					400.000
	TOTAL	**855.094.135**					**855.094.135**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	494.945.712					494.945.712
4.07.01.00.00	Transferencias y donaciones corrientes internas	494.945.712					494.945.712
4.07.01.03.00	Transferencias corrientes internas al sector público	494.945.712					494.945.712
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	482.379.716					482.379.716
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	111.288.706					111.288.706
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	371.091.010					371.091.010
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	12.565.996					12.565.996
	- A0253 Farmapatria, Compañia Anónima (FARMAPATRIA, C.A.)	12.565.996					12.565.996

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	116.426					116.426
4.07.01.00.00	Transferencias y donaciones corrientes internas	116.426					116.426
4.07.01.01.00	Transferencias corrientes internas al sector privado	116.426					116.426
4.07.01.01.75	Subsidios a organismos laborales y gremiales	116.426					116.426
	- S1504 Asociación de Jubilados y Pensionados del Ministerio del Trabajo	19.053					19.053
	- S1888 Asociación Civil del Ministerio del Trabajo (ASOMITRA)	97.373					97.373

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	271.473.300					271.473.300
	TOTAL	**271.473.300**					**271.473.300**

21

Tribunal Supremo de Justicia



TRIBUNAL SUPREMO DE JUSTICIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Tribunal Supremo de Justicia, como parte del Sistema de Justicia y órgano rector del Poder Judicial, es la máxima autoridad jurisdiccional y ejerce su dirección, gobierno y administración, con la finalidad de asegurar al justiciable la protección y tutela de sus derechos y garantías constitucionales.

El máximo órgano ha considerado prioritario dar continuidad y cumplimiento a los proyectos que permitan garantizar el acceso a la justicia, así como, la inclusión de nuevos proyectos que permitan fortalecer las actividades que se han desempeñado con las comunidades y su acompañamiento en las actividades organizadas en conjunto, enmarcado en el cumplimiento de las siguientes premisas:

- Fortalecimiento y consolidación de los principios de transparencia, autonomía, gratuidad, imparcialidad, independencia, responsabilidad y celeridad del Sistema de Justicia, para garantizar el Estado democrático y social de derecho y de justicia.
- Apuntalamiento y continuación del compromiso de justicia social con las comunidades, acompañamiento social de los trabajadores, las trabajadoras y sus familias en situación de damnificados por emergencias y desastres, a fin de proteger y atender a las familias y personas en refugios.
- Continuar con la adecuación y mantenimiento de la plataforma tecnológica, los espacios físicos, equipamiento, patrimonio del Máximo Tribunal de la República.
- Publicación de ediciones a través del fondo editorial de la Fundación Gaceta Forense.
- Atención de los gastos de personal: magistrados, jueces, funcionarios y empleados administrativos, contratados, obreros, pensionados y jubilados, así como, brindarle la cobertura en asistencia social a su núcleo familiar y a su vez consolidar las políticas en materia laboral con la Ley Orgánica del Trabajo, los Trabajadores y las Trabajadoras.
- Mantenimiento de la seguridad informática de los Tribunales de la República e implantación del sistema de videoconferencia.
- Formación, actualización y capacitación de los funcionarios del Poder Judicial.
- Fortalecimiento del Fondo Auto Administrado de Salud del Tribunal Supremo de Justicia (TSJFAS) y de la Dirección Ejecutiva de la Magistratura (FASDEM), con la finalidad de fortalecer y profundizar la atención integral en materia de salud, a los trabajadores y sus familiares, con base en la premisa de la disminución del gasto por concepto de pólizas privadas de seguro de vida y seguro de personas.

La Dirección Ejecutiva de la Magistratura (DEM), como órgano auxiliar del Tribunal Supremo de Justicia, nace en el año 2000, según Gaceta Oficial Nº 37.014 de fecha 15 de agosto de ese mismo año. Desde su inicio se trabajó con una visión de futuro contando con la participación activa del recurso humano para el buen desenvolvimiento de la Gestión Institucional; dicha visión se ha desplegado a nivel nacional, a través de sus diferentes Direcciones Administrativas Regionales, tomando en consideración la necesaria promoción de una nueva hegemonía ética, moral y espiritual, con el propósito de consolidar el Socialismo del Siglo XXI y para ello la DEM viene enfocando todos sus recursos tanto humanos como financieros y presupuestarios al servicio de una distribución de justicia social y de derecho para todos por igual.

Para ello se ha propuesto cumplir a cabalidad con los proyectos establecidos en el Plan Operativo Anual Institucional orientado a fortalecer la administración de justicia, con criterios sociales que atiendan las necesidades a nivel nacional, regional y local, sobre los cuales la DEM formuló sus proyectos.

Con respecto al presupuesto, se tiene previsto que su ejecución se efectuará tomando como base la política de racionalización del gasto en áreas no prioritarias, fomentando el uso eficiente y eficaz de los recursos, así como el control en el manejo de los mismos.

En lo que respecto a la estructura del Plan, se desarrollaran los siguientes aspectos:

- Dotación de infraestructura y tecnología, así como, la asignación del recurso humano requerido para la implementación de diferentes tribunales, atendiendo a las necesidades que se derivan del ordenamiento jurídico vigente, muy especialmente en materias sociales (penal, agrario, violencia de género y Ley Orgánica de la Protección del Niño, Niña y Adolescente).
- Implementación de mecanismos de seguridad en distintas sedes judiciales, para el resguardo de las personas que solicitan el servicio de administración de justicia, así como, de los expedientes y demás bienes ubicados en esas instalaciones.
- Cumplimiento de las obligaciones por concepto de contratos de arrendamientos, servicios básicos y comunicaciones, conservación y adecuación de la infraestructura física y ampliación de la plataforma tecnológica, que sirven de apoyo a la gestión.
- Mantenimiento de la seguridad informática, con el objeto de garantizar el resguardo, recuperación y restablecimiento de las operaciones, aplicaciones, sistemas y servicios críticos de la Institución, mediante la implementación del servicio de protección criptográfica y cifrada en la plataforma tecnológica de la DEM y Poder Judicial, así como, a través de la dotación de un sitio alterno para la recuperación de desastres, entre otras medidas, todo ello en software libre para asegurar la soberanía tecnológica del Poder Judicial.
- Suministro de bienes y servicios a las dependencias judiciales para garantizar el proceso de administración de justicia en el ámbito nacional.
- Atención de los gastos de personal: jueces, funcionarios administrativos, contratados, obreros, pensionados y jubilados, así como, brindarle la cobertura en asistencia social a su núcleo familiar.
- Fortalecimiento de los procesos de la Corte Disciplinaria Judicial y al Tribunal Disciplinario Judicial para su funcionamiento.
- Mejoramiento institucional a la Inspectoría General de Tribunales en su labor de evaluar la gestión de los jueces, así como, en la inspección y vigilancia de los tribunales de la República.
- Impulso a los proyectos de la Escuela Nacional de la Magistratura, en cuanto a la continuidad de los procesos de formación de jueces y demás funcionarios judiciales.
- Formación, actualización y capacitación de los funcionarios del Poder Judicial.

El cumplimiento de estos lineamientos está enmarcado en la aplicación de los recursos presupuestarios con criterios de austeridad y racionalidad, maximizando la eficiencia del gasto y la transparencia en la gestión del Poder Judicial.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
123748	210059000	Fortalecimiento de las dependencias judiciales en el ámbito nacional	dotación			50.271	2.322.680.870			2.322.680.870
123752	210060000	Fortalecimiento del Sistema Auto gestionado de Salud de la Dirección Ejecutiva de la Magistratura y Dependencias Judiciales	trámite			889.195	880.510.633			880.510.633
123754	210061000	Fortalecimiento de la Función Judicial en el Tribunal Supremo de Justicia	sentencia			9.105	1.782.684.481			1.782.684.481
123753	210062000	Adecuación, equipamiento y mantenimiento de la infraestructura física y tecnológica del Tribunal Supremo de Justicia	unidad			1.383	129.822.784			129.822.784
123749	210063000	Inclusión del Poder Popular en la Administración de Justicia	taller			295	2.904.572			2.904.572
123751	210064000	Construcción, mantenimiento y mejoras de sedes judiciales y administrativas en el ámbito nacional	sede			2.102	457.219.971			457.219.971
123750	210065000	Optimización de los procesos de la gestión judicial a nivel nacional	proceso			6.651	189.487.787			189.487.787
	219999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolivar			2.779.400	2.779.400			2.779.400
						TOTAL	**5.768.090.498**			**5.768.090.498**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
210001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.314.701.636			1.314.701.636
210002000	Gestión administrativa	508.169.388			508.169.388
210003000	Previsión y protección social	1.049.236.520			1.049.236.520
	TOTAL	2.872.107.544			2.872.107.544

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**12.294**	**8.677**		**20.971**	**1.442.354.142**	**81.725.462**	**1.524.079.604**
Altos Funcionarios y de Elección Popular	18	14		32	19.592.208		19.592.208
Alto Nivel y de Dirección		1		1	210.444		210.444
Directivo	1.456	845		2.301	149.419.586	9.273.437	158.693.023
Profesional y Técnico	9.780	6.870		16.650	1.166.475.739	65.238.139	1.231.713.878
Personal Administrativo	395	239		634	37.888.266	2.652.459	40.540.725
Personal Docente	29	1		30	6.417.646	60.872	6.478.518
Personal Médico	39	15		54	3.896.076	222.144	4.118.220
Obrero	577	692		1.269	58.454.177	4.278.411	62.732.588
Personal Contratado	**1.687**	**1.636**		**3.323**	**140.639.832**		**140.639.832**
Directivo	8	6		14	507.298		507.298
Profesional y Técnico	1.194	1.285		2.479	106.309.177		106.309.177
Personal Administrativo	463	334		797	32.532.546		32.532.546
Personal Docente	8			8	319.559		319.559
Personal Médico	14	11		25	971.252		971.252
TOTAL	**13.981**	**10.313**		**24.294**	**1.582.993.974**	**81.725.462**	**1.664.719.436**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**825**	**934**	**1.759**	**205.722.900**
Empleados	825	934	1.759	205.722.900
Jubilados	**3.359**	**3.991**	**7.350**	**1.250.984.557**
Empleados	3.359	3.991	7.350	1.250.984.557
TOTAL	**4.184**	**4.925**	**9.109**	**1.456.707.457**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	5.356.560.209			5.356.560.209
4.02	Materiales, suministros y mercancías	309.439.063			309.439.063
4.03	Servicios no personales	820.684.719			820.684.719
4.04	Activos reales	626.421.867			626.421.867
4.07	Transferencias y donaciones	1.471.719.510			1.471.719.510
4.11	Disminución de pasivos	55.372.674			55.372.674
	TOTAL	**8.640.198.042**			**8.640.198.042**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.779.400			2.779.400
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.779.400			2.779.400
4.07.01.03.00	Transferencias corrientes internas al sector público	2.779.400			2.779.400
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.779.400			2.779.400
	- A0475 Fundación Gaceta Forense	2.779.400			2.779.400

PROYECTO: COD. N.E: 123748 COD. PPTO: 210059000 Fortalecimiento de las Dependencias Judiciales en el Ámbito Nacional

UNIDAD DE MEDIDA: Dotación

CANTIDAD: Fem.(0) Mas.(0) Total(50.271)

ASIGNACIÓN PRESUPUESTARIA: 2.322.680.870

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda a las necesidades del ciudadano.

OBJETIVOS ESPECÍFICOS: Fortalecer la estructura funcional y operativa de las dependencias judiciales de las 24 circunscripciones judiciales en el ámbito nacional.

RESULTADO: Dotar de manera eficiente a los tribunales para garantizar una atención oportuna de la ciudadanía mediante la humanización de la administración de justicia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.148.326.992					2.148.326.992
4.02	Materiales, suministros y mercancías	95.391.220					95.391.220
4.03	Servicios no personales	58.631.056					58.631.056
4.04	Activos reales	17.072.070					17.072.070
4.11	Disminución de pasivos	3.259.532					3.259.532
	TOTAL	**2.322.680.870**					**2.322.680.870**

PROYECTO: COD. N.E: 123752 COD. PPTO: 210060000 Fortalecimiento del Sistema Auto gestionado de Salud de la Dirección Ejecutiva de la Magistratura y Dependencias Judiciales

UNIDAD DE MEDIDA: Trámite

CANTIDAD: Fem.(0) Mas.(0) Total(889.195)

ASIGNACIÓN PRESUPUESTARIA: 880.510.633

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer y consolidar un sistema de administración de recursos humanos del Poder Judicial que dinamice el proceso de administrar justicia.

OBJETIVOS ESPECÍFICOS: Proporcionar a los trabajadores de la Dirección Ejecutiva de la Magistratura y dependencias judiciales y a su grupo familiar, de un eficaz y eficiente sistema de atención primaria de salud, asistencia de emergencias y necesidades del hospitalización, medicinas, extensión de cobertura e indemnización por muerte familiar y gastos funerarios; a través de un sistema de autogestión que garantice la óptima utilización de los recursos presupuestarios.

RESULTADO: Mejorar el tiempo de respuesta en el proceso de pago a proveedores, dentro de los plazos previstos en los contratos suscritos con el Organismo, en aras de garantizar la prestación de los servicios de salud a la población amparada por el Fondo Auto administrado de Salud de la Dirección Ejecutiva de la Magistratura (FASDEM)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	652.477.869					652.477.869
4.03	Servicios no personales	18.210.211					18.210.211
4.07	Transferencias y donaciones	209.822.553					209.822.553
	TOTAL	**880.510.633**					**880.510.633**

PROYECTO: COD. N.E: 123754 COD. PPTO: 210061000 Fortalecimiento de la Función Judicial en el Tribunal Supremo de Justicia

UNIDAD DE MEDIDA: Sentencia

CANTIDAD: Fem.(0) Mas.(0) Total(9.105)

ASIGNACIÓN PRESUPUESTARIA: 1.782.684.481

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Transformar el Poder Judicial para orientar su accionar hacia la eficiencia y con ello garantizar el cumplimiento óptimo de la función judicial. Promover la articulación e integración efectiva del Sistema de Justicia y fortalecer la participación ciudadana en el ámbito del Poder Judicial

OBJETIVOS ESPECÍFICOS: Consolidar la función judicial con base en los principios de transparencia, autonomía, gratuidad, imparcialidad, independencia, responsabilidad y celeridad, para garantizar el Estado democrático y social de derecho y de justicia, mejorando la calidad de acceso a la justicia en el país elevando los niveles de eficiencia y eficacia de la función judicial.

RESULTADO: Sentencias

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.255.618.398					1.255.618.398
4.02	Materiales, suministros y mercancías	81.280.147					81.280.147
4.03	Servicios no personales	212.406.305					212.406.305
4.04	Activos reales	2.941.029					2.941.029
4.07	Transferencias y donaciones	209.881.037					209.881.037
4.11	Disminución de pasivos	20.557.565					20.557.565
	TOTAL	**1.782.684.481**					**1.782.684.481**

PROYECTO: COD. N.E: 123753 COD. PPTO: 210062000 Adecuación, Equipamiento y Mantenimiento de la Infraestructura Física y Tecnológica del Tribunal Supremo de Justicia

UNIDAD DE MEDIDA: Unidad

CANTIDAD: Fem.(0) Mas.(0) Total(1.383)

ASIGNACIÓN PRESUPUESTARIA: 129.822.784

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Transformar el Poder Judicial para orientar su accionar hacia la eficiencia y con ello garantizar el cumplimiento óptimo de la función judicial. Promover la articulación e integración efectiva del Sistema de Justicia y fortalecer la participación ciudadana en el ámbito del Poder Judicial.

OBJETIVOS ESPECÍFICOS: Adecuar y mantener la plataforma tecnológica, los espacios físicos y equipamiento, patrimonio del Máximo Tribunal, a fin de conformar un sistema integral (espacios físicos y plataforma tecnológica) de herramientas de apoyo óptimo, eficiente y seguro de la función judicial.

RESULTADO: 100 % adecuaciones culminadas y dotación suministrada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	18.626.616					18.626.616
4.03	Servicios no personales	64.275.422					64.275.422
4.04	Activos reales	46.920.746					46.920.746
	TOTAL	129.822.784					129.822.784

PROYECTO:	COD. N.E: 123749 COD. PPTO: 210063000 Inclusión del Poder Popular en la Administración de Justicia
UNIDAD DE MEDIDA:	Taller
CANTIDAD:	Fem.(0) Mas.(0) Total(295)
ASIGNACIÓN PRESUPUESTARIA:	2.904.572
OBJETIVO HISTÓRICO:	II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Avanzar en el logro de la participación del Poder Popular en la administración de justicia a través de sus distintas materias para la consolidación del Estado democrático, social de derecho y justicia.
OBJETIVOS ESPECÍFICOS:	Incluir al Poder Popular en la administración de justicia y supervisión, control, seguimiento y evaluación de la gestión.
RESULTADO:	Doscientos ochenta (280) voceros de concejos comunales formados para la participación ciudadana en la administración de justicia penal municipal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.520.180					2.520.180
4.03	Servicios no personales	384.392					384.392
	TOTAL	**2.904.572**					**2.904.572**

PROYECTO: COD. N.E: 123751 COD. PPTO: 210064000 Construcción, Mantenimiento y Mejoras de Sedes Judiciales y Administrativas en el Ámbito Nacional

UNIDAD DE MEDIDA: Sede

CANTIDAD: Fem.(0) Mas.(0) Total(2.102)

ASIGNACIÓN PRESUPUESTARIA: 457.219.971

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno, que responda a las necesidades del ciudadano.

OBJETIVOS ESPECÍFICOS: Adecuar y rehabilitar espacios físicos para la creación de nuevos tribunales y mantenimiento de las sedes existentes en el ámbito nacional.

RESULTADO: Sede Adecuada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.018.518					3.018.518
4.03	Servicios no personales	94.328.422					94.328.422
4.04	Activos reales	359.873.031					359.873.031
	TOTAL	**457.219.971**					**457.219.971**

PROYECTO: COD. N.E: 123750 COD. PPTO: 210065000 Optimización de los Procesos de la Gestión Judicial a Nivel Nacional

UNIDAD DE MEDIDA: Proceso

CANTIDAD: Fem.(0) Mas.(0) Total(6.651)

ASIGNACIÓN PRESUPUESTARIA: 189.487.787

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda las necesidades del ciudadano.

OBJETIVOS ESPECÍFICOS: Optimizar los procesos inherentes a las gestiones de planificación y desarrollo institucional; inspección ordinaria y de investigación en los tribunales de la República; evaluación, concurso y capacitación de los funcionarios judiciales; provisión tecnológica a las circunscripciones judiciales y Dirección Ejecutiva de la Magistratura central; proyección de la imagen institucional, así como, realizar auditorías internas.

RESULTADO: Auditorías, inducciones, evaluaciones, proyección de la imagen institucional e inspecciones, que dinamicen e impartan positivamente en la administración de justicia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	140.406.040					140.406.040
4.02	Materiales, suministros y mercancías	19.659.860					19.659.860
4.03	Servicios no personales	23.673.591					23.673.591
4.04	Activos reales	5.698.296					5.698.296
4.11	Disminución de pasivos	50.000					50.000
	TOTAL	**189.487.787**					**189.487.787**

PROYECTO: COD. N.E: COD. PPTO: 219999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(2.779.400)

ASIGNACIÓN PRESUPUESTARIA: 2.779.400

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.779.400					2.779.400
	TOTAL	**2.779.400**					**2.779.400**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.779.400					2.779.400
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.779.400					2.779.400
4.07.01.03.00	Transferencias corrientes internas al sector público	2.779.400					2.779.400
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.779.400					2.779.400
	- A0475 Fundación Gaceta Forense	2.779.400					2.779.400

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.159.730.910					1.159.730.910
4.03	Servicios no personales	154.970.726					154.970.726
	TOTAL	**1.314.701.636**					**1.314.701.636**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	88.942.522					88.942.522
4.03	Servicios no personales	193.804.594					193.804.594
4.04	Activos reales	193.916.695					193.916.695
4.11	Disminución de pasivos	31.505.577					31.505.577
	TOTAL	**508.169.388**					**508.169.388**

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.049.236.520					1.049.236.520
	TOTAL	**1.049.236.520**					**1.049.236.520**

23

Ministerio Público

MINISTERIO PÚBLICO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio Público, para el ejercicio económico financiero 2015, orientará su gestión al cumplimiento de su misión y concreción de su visión, en el marco del Estado de Derecho, optimizando los diversos procesos que conforman su ámbito de competencias, todo ello para incrementar la capacidad de respuesta a la sociedad, y consolidar una administración de justicia, que respalde el cumplimiento de las disposiciones legales contenidas en la Constitución de la República Bolivariana de Venezuela, el Código Orgánico Procesal Penal, y el ordenamiento legal vigente; acciones que serán acometidas bajo los principios de responsabilidad, objetividad, independencia, idoneidad, transparencia, probidad, ética y excelencia.

El presupuesto institucional ejecutará nueve (9) proyectos y tres (3) acciones centralizadas, dirigiendo sus créditos presupuestarios específicamente a:

- Crear o fortalecer las dependencias, despachos fiscales y las unidades de apoyo, requeridas por los procesos sustantivos y de apoyo, para ampliar la cobertura de nuestros servicios, en beneficio de la población.
- Asegurar presupuestaria y financieramente los gastos de funcionamiento en todo el ámbito territorial, de los procesos realizados por los Despachos Fiscales y las diversas dependencias de la institución.
- Perfeccionar los procesos que constituyen la razón de ser de la institución, para optimizar el servicio público, que ofrecemos a la colectividad.
- Formar el talento humano, para lograr la eficacia y eficiencia en el desempeño de competencias.
- Apoyar la modernización tecnológica, a través de la ampliación y mantenimiento de redes de interconexión entre las sedes del Ministerio Público, dotación de equipos con tecnología de punta y desarrollo de sistemas capaces de acelerar los procesos medulares y de apoyo, aumentando con ello respuestas oportunas requeridas por los ciudadanos y ciudadanas.
- Avalar presupuestariamente las operaciones que propicien la seguridad de los visitantes en todas las áreas de trabajo del Ministerio Público y a sus trabajadores y el resguardo de los materiales, bienes muebles e inmuebles.
- Promover el acceso a los venezolanos y venezolanas, a la información oportuna y al conocimiento de sus derechos como ciudadanos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124079	230057000	Creación de Unidades Operativas y de Apoyo para la Gestión Institucional	unidad			11	13.306.334			13.306.334
124087	230058000	Actuaciones de Investigación en el Proceso Penal y en los Procedimientos Administrativos	actuación			2.750.244	1.078.376.280			1.078.376.280
124092	230059000	Adecuación de la Plataforma Tecnológica de las dependencias del Ministerio Público.	herramienta tecnológica			1	1.925.717			1.925.717
124117	230060000	Actuaciones Técnico Científicas para la Investigación Penal	experticia			7.700	3.269.752			3.269.752
124128	230061000	Adecuación de espacios físicos para el funcionamiento de Fiscalías y Unidades de Apoyo del Ministerio Público.	espacio			4	12.497.355			12.497.355
124148	230062000	Seguridad Integral de las Instalaciones del Ministerio Público a Nivel Nacional	sede			2	7.380.127			7.380.127
124176	230063000	Fortalecimiento de la Gestión Social del Ministerio Público	actividad			200	1.957.086			1.957.086
124185	230064000	Sistema Integral de Comunicación e Información del Ministerio Público.	campaña publicitaria			108	1.478.064			1.478.064
124202	230065000	Formación y Capacitación de los Funcionarios del Ministerio Público y Otros Operadores del Sistema de Justicia.	funcionario	23.399	15.600	38.999	18.643.359			18.643.359
						TOTAL	1.138.834.074			1.138.834.074

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
230001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.248.854.795			1.248.854.795
230002000	Gestión administrativa	309.413.260			309.413.260
230003000	Previsión y protección social	452.682.749			452.682.749
	TOTAL	2.010.950.804			2.010.950.804

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**4.994**	**4.112**	**702**	**9.808**	**643.429.592**	**3.206.948**	**646.636.540**
Altos Funcionarios y de Elección Popular	1			1	505.817		505.817
Alto Nivel y de Dirección	1			1	421.514		421.514
Directivo	86	44	49	179	18.321.646		18.321.646
Profesional y Técnico	2.417	1.946	170	4.533	388.075.187	150.000	388.225.187
Personal Administrativo	2.157	1.505	385	4.047	209.022.197	3.056.948	212.079.145
Obrero	332	617	98	1.047	27.083.231		27.083.231
Personal Contratado	**426**	**354**		**780**	**32.952.531**		**32.952.531**
Profesional y Técnico	256	254		510	25.517.625		25.517.625
Personal Administrativo	170	100		270	7.434.906		7.434.906
TOTAL	**5.420**	**4.466**	**702**	**10.588**	**676.382.123**	**3.206.948**	**679.589.071**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**161**	**194**	**355**	**47.807.840**
Empleados	161	194	355	47.807.840
Jubilados	**1.263**	**1.117**	**2.380**	**404.874.909**
Empleados	1.263	1.117	2.380	404.874.909
TOTAL	**1.424**	**1.311**	**2.735**	**452.682.749**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	2.314.461.450			2.314.461.450
4.02	Materiales, suministros y mercancías	64.956.543			64.956.543
4.03	Servicios no personales	267.161.346			267.161.346
4.04	Activos reales	38.018.630			38.018.630
4.07	Transferencias y donaciones	461.548.249			461.548.249
4.11	Disminución de pasivos	3.638.660			3.638.660
	TOTAL	**3.149.784.878**			**3.149.784.878**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	7.200.000			7.200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.200.000			7.200.000
4.07.01.03.00	Transferencias corrientes internas al sector público	7.200.000			7.200.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.200.000			7.200.000
	- A0239 Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal	7.200.000			7.200.000

PROYECTO: COD. N.E: 124079 COD. PPTO: 230057000 Creación de Unidades Operativas y de Apoyo para la Gestión Institucional

UNIDAD DE MEDIDA: Unidad

CANTIDAD: Fem.(0) Mas.(0) Total(11)

ASIGNACIÓN PRESUPUESTARIA: 13.306.334

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano, el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Crear fiscalías y unidades técnicas que permitan la adecuación de la estructura orgánica funcional de la Institución en procura de ampliar la cobertura de su actuación a todos los sectores del ámbito nacional, garantizando una respuesta oportuna a las demandas de la sociedad.

RESULTADO: Creación de ocho (8) fiscalías para atender el ámbito regional y/o municipal y, la creación de tres (3) unidades técnicas especializadas que respalden las actuaciones de los fiscales u optimicen el funcionamiento de las distintas fiscalías del Ministerio Público.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.432.610					12.432.610
4.02	Materiales, suministros y mercancías	635.856					635.856
4.03	Servicios no personales	109.609					109.609
4.04	Activos reales	128.259					128.259
	TOTAL	**13.306.334**					**13.306.334**

PROYECTO: COD. N.E: 124087 COD. PPTO: 230058000 Actuaciones de Investigación en el Proceso Penal y en los Procedimientos Administrativos

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total(2.750.244)

ASIGNACIÓN PRESUPUESTARIA: 1.078.376.280

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano, el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Atender los casos pendientes por concluir desde el año 2008 hasta el año 2013, amparado en la realización de actuaciones y diligencias para la prosecución de los casos y la atención integral a las víctimas de delitos.

RESULTADO: Atención a los casos y demandas interpuestas por la colectividad ante el Ministerio Público, mediante la resolución de casos y la realización de actuaciones instruidas por los fiscales del Ministerio Público, según las competencias y atribuciones establecidas en la legislación venezolana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.057.734.903					1.057.734.903
4.02	Materiales, suministros y mercancías	408.565					408.565
4.03	Servicios no personales	19.956.052					19.956.052
4.04	Activos reales	276.760					276.760
	TOTAL	**1.078.376.280**					**1.078.376.280**

PROYECTO: COD. N.E: 124092 COD. PPTO: 230059000 Adecuación de la Plataforma Tecnológica de las dependencias del Ministerio Público

UNIDAD DE MEDIDA: Herramienta Tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.925.717

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Optimizar las dependencias del Ministerio Público a través del despliegue de aplicaciones informáticas interoperables y la modernización de la infraestructura tecnológica, a fin de mejorar los procesos medulares de la Institución de forma organizada, eficiente y eficaz.

RESULTADO: Sistemas de comunicaciones instalados, herramientas de inteligencia de negocio implementado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.160.717					1.160.717
4.04	Activos reales	765.000					765.000
	TOTAL	**1.925.717**					**1.925.717**

PROYECTO: COD. N.E: 124117 COD. PPTO: 230060000 Actuaciones Técnico Científicas para la Investigación Penal

UNIDAD DE MEDIDA: Experticia

CANTIDAD: Fem.(0) Mas.(0) Total(7.700)

ASIGNACIÓN PRESUPUESTARIA: 3.269.752

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales, dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Generar actuaciones técnico científicas de investigación penal en causas iniciadas con ocasión a la vulneración de derechos fundamentales, así como a las investigaciones penales en materias relacionadas con las ciencias forenses, financiera-contable, de avalúo, de sistemas de tecnologías de información, identificación vehicular, telecomunicaciones y en materia ambiental, entre otros; que permitan establecer la verdad de los hechos y en caso de verificarse la comisión de un hecho punible, lograr la identificación e individualización de los autores, fortaleciendo con ello la actuación de los fiscales del Ministerio Público y, por ende, optimizar el servicio brindado a la colectividad.

RESULTADO: Informes periciales y técnicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.670.492					1.670.492
4.03	Servicios no personales	1.209.044					1.209.044
4.04	Activos reales	390.216					390.216
	TOTAL	**3.269.752**					**3.269.752**

PROYECTO: COD. N.E: 124128 COD. PPTO: 230061000 Adecuación de Espacios Físicos para el Funcionamiento de Fiscalías y Unidades de Apoyo del Ministerio Público

UNIDAD DE MEDIDA: Espacio

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 12.497.355

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Garantizar la infraestructura físico-espacial del Ministerio Público, mediante el equipamiento y óptimo funcionamiento de las diferentes dependencias para mejorar tiempos y calidad de respuesta a nivel nacional.

RESULTADO: Adecuación de cuatro (4) espacios físicos para el funcionamiento de nuevas fiscalías y unidades, a los fines de promover una atención más expedita a la población venezolana y la adquisición de una sede.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.773.388					1.773.388
4.04	Activos reales	10.723.967					10.723.967
	TOTAL	**12.497.355**					**12.497.355**

PROYECTO: COD. N.E: 124148 COD. PPTO: 230062000 Seguridad Integral de las Instalaciones del Ministerio Público a Nivel Nacional

UNIDAD DE MEDIDA: Sede

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 7.380.127

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano, el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Garantizar la seguridad del personal que labora en las sedes del Ministerio Público, así como, el resguardo de los expedientes judiciales y los bienes nacionales, mediante la instalación de un sistema de seguridad integral que permita la creación de un ambiente seguro para el desarrollo de las funciones del personal que labora en la institución.

RESULTADO: Instalación del Sistema de Seguridad Integral en dos(2) sedes del Ministerio Público, a fin de procurar la seguridad personal de los funcionarios y visitantes a la Institución, la documentación y los bienes nacionales existentes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	834.436					834.436
4.03	Servicios no personales	3.052.727					3.052.727
4.04	Activos reales	3.492.964					3.492.964
	TOTAL	**7.380.127**					**7.380.127**

PROYECTO: COD. N.E: 124176 COD. PPTO: 230063000 Fortalecimiento de la Gestión Social del Ministerio Público

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(200)

ASIGNACIÓN PRESUPUESTARIA: 1.957.086

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Potenciar el desarrollo de la gestión social del Ministerio Público a través de la participación protagónica en el diseño, ejecución y evaluación de acciones incluyentes y humanistas en materia de gestión social, para contribuir al desarrollo del nuevo servidor público y la irrupción del Poder Popular en el nuevo Estado Social y Democrático, de Derecho y de Justicia.

RESULTADO: Acción social institucional desarrollada a través de la participación protagónica del Poder Popular y funcionarios del Ministerio Público, a los fines de fortalecer el proceso de municipalización de la justicia.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	386.558					386.558
4.03	Servicios no personales	1.430.388					1.430.388
4.04	Activos reales	140.140					140.140
	TOTAL	**1.957.086**					**1.957.086**

PROYECTO: COD. N.E: 124185 COD. PPTO: 230064000 Sistema Integral de Comunicación e Información del Ministerio Público

UNIDAD DE MEDIDA: Campaña Publicitaria

CANTIDAD: Fem.(0) Mas.(0) Total(108)

ASIGNACIÓN PRESUPUESTARIA: 1.478.064

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Difundir el rol del Ministerio Público en las distintas comunidades del país, a través de una campaña de divulgación en los diferentes medios audiovisuales.

RESULTADO: Difundir las funciones del Ministerio Público y su rol en el Sistema de Justicia venezolano, a los fines de fortalecer el ejercicio de los derechos ciudadanos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.114.564					1.114.564
4.04	Activos reales	363.500					363.500
	TOTAL	**1.478.064**					**1.478.064**

PROYECTO: COD. N.E: 124202 COD. PPTO: 230065000 Formación y Capacitación de los Funcionarios del Ministerio Público y Otros Operadores del Sistema de Justicia

UNIDAD DE MEDIDA: Funcionario

CANTIDAD: Fem.(23.399) Mas.(15.600) Total(38.999)

ASIGNACIÓN PRESUPUESTARIA: 18.643.359

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano, el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Optimizar el desempeño de los funcionarios (fiscales y abogados) del Ministerio Público y otros funcionarios del sistema de justicia, mediante la formación, capacitación e investigación que faciliten la actualización y especialización de sus conocimientos técnicos jurídicos, así como el desarrollo de habilidades y destrezas que coadyuven con el cumplimiento de sus funciones de acuerdo a los principios y valores que se promueven en la Institución.

RESULTADO: Funcionarios capacitados en el área jurídica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.413.650					2.413.650
4.02	Materiales, suministros y mercancías	5.484.617					5.484.617
4.03	Servicios no personales	10.745.092					10.745.092
	TOTAL	**18.643.359**					**18.643.359**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.241.880.287					1.241.880.287
4.03	Servicios no personales	6.974.508					6.974.508
	TOTAL	**1.248.854.795**					**1.248.854.795**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	55.536.019					55.536.019
4.03	Servicios no personales	219.635.257					219.635.257
4.04	Activos reales	21.737.824					21.737.824
4.07	Transferencias y donaciones	8.865.500					8.865.500
4.11	Disminución de pasivos	3.638.660					3.638.660
	TOTAL	**309.413.260**					**309.413.260**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	7.200.000					7.200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.200.000					7.200.000
4.07.01.03.00	Transferencias corrientes intemas al sector público	7.200.000					7.200.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.200.000					7.200.000
	- A0239 Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal	7.200.000					7.200.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	452.682.749					452.682.749
	TOTAL	**452.682.749**					**452.682.749**

25

Procuraduría General de la República

PROCURADURÍA GENERAL DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Presupuesto para el Ejercicio Fiscal 2015 de la Procuraduría General de la República, fue elaborada tomando en consideración el contexto de la política nacional de racionalización del gasto y la política gubernamental establecida en los Lineamientos Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, el cual comprende cinco (5) grandes objetivos: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: La Independencia Nacional; Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "La mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro Pueblo; Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América; Contribuir al desarrollo de una nueva geopolítica internacional en la cual tome cuerpo el mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria en el Planeta; y Contribuir con la preservación de la vida en el Planeta y la Salvación de la Especie Humana.

El Presupuesto, se fundamenta en los Grandes Objetivos de los Lineamientos Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en pro de alcanzar la Suprema Felicidad Social y la Independencia Nacional. En este sentido, la política presupuestaria de la Procuraduría General de la República está destinada a cumplir con la acción que le otorga la Constitución de la República Bolivariana de Venezuela en su artículo 247 de asesorar jurídicamente a los órganos del Poder Público Nacional y ejercer la defensa y representación judicial y extrajudicial de los derechos, bienes e intereses patrimoniales de la República.

Al respecto, este Órgano Superior de Consulta tiene previsto la ejecución de Proyectos que permitan fortalecer y consolidar la trascendencia del rol constitucional, a fin de garantizar la seguridad jurídica de la actuación del Estado, el respeto al ordenamiento jurídico público y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas de defensa y de representación judicial y extrajudicial de los bienes patrimoniales de la Nación Venezolana.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
124599	250040000	Fortalecimiento Integral de la Plataforma Tecnológica de la Procuraduría General de la República	servicio			58	4.057.716			4.057.716
124237	250041000	Garantizar y resguardar los derechos, bienes e intereses patrimoniales de la República.	caso			38.780	55.917.915			55.917.915
124327	250042000	Conservación de la Planta Física de la Procuraduría General de la República y Sedes Regionales.	obra			10	3.318.145			3.318.145
124509	250043000	Sistema de información estadístico para la evaluación y control de la gestión en la Procuraduría General de la República .	boletín			36	1.588.026			1.588.026
	259999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	bolívar			2.000.000	2.000.000			2.000.000
						TOTAL	66.881.802			66.881.802

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
250001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	59.137.325			59.137.325
250002000	Gestión administrativa	21.809.830			21.809.830
250003000	Previsión y protección social	11.052.393			11.052.393
TOTAL		**91.999.548**			**91.999.548**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**174**	**103**		**277**	**16.600.237**	**1.099.741**	**17.699.978**
Altos Funcionarios y de Elección Popular		1		1	96.840		96.840
Alto Nivel y de Dirección	41	28		69	4.897.440		4.897.440
Profesional y Técnico	109	40		149	9.434.011		9.434.011
Personal Administrativo	1	2		3	270.852		270.852
Obrero	23	32		55	1.901.094	1.099.741	3.000.835
Personal Contratado	**103**	**67**		**170**	**9.076.304**		**9.076.304**
Profesional y Técnico	65	33		98	8.499.216		8.499.216
Obrero	38	34		72	577.088		577.088
TOTAL	**277**	**170**		**447**	**25.676.541**	**1.099.741**	**26.776.282**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**27**	**4**	**31**	**2.899.551**
Alto Nivel y de Dirección	7	2	9	399.364
Empleados	20	2	22	2.500.187
Jubilados	**64**	**17**	**81**	**8.152.842**
Alto Nivel y de Dirección	10	7	17	1.334.787
Empleados	54	10	64	6.818.055
TOTAL	**91**	**21**	**112**	**11.052.393**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	111.894.334			111.894.334
4.02	Materiales, suministros y mercancías	10.134.830			10.134.830
4.03	Servicios no personales	21.424.793			21.424.793
4.04	Activos reales	2.140.000			2.140.000
4.07	Transferencias y donaciones	13.087.393			13.087.393
4.11	Disminución de pasivos	200.000			200.000
	TOTAL	**158.881.350**			**158.881.350**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.000.000			2.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.000.000			2.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.000.000			2.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.000.000			2.000.000
	- A0403 Fundación Procuraduría	2.000.000			2.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	35.000			35.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	35.000			35.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	35.000			35.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	35.000			35.000
	- S1323 Asociación de Jubilados y pensionados de la Procuraduría General	35.000			35.000

PROYECTO: COD. N.E: 124599 COD. PPTO: 250040000 Fortalecimiento Integral de la Plataforma Tecnológica de la Procuraduría General de la República

UNIDAD DE MEDIDA: servicio

CANTIDAD: Fem.(0) Mas.(0) Total(58)

ASIGNACIÓN PRESUPUESTARIA: 4.057.716

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar las condiciones que permitan a las organizaciones y a todas las personas en el territorio nacional el acceso a la comunicación oportuna y ética a fin de contribuir a la satisfacción de las necesidades, así como la formación para el uso, creación y difusión de contenidos para el buen vivir de nuestro pueblo.

OBJETIVOS ESPECÍFICOS: Contar con una Plataforma Tecnológica sólida, estable; con un Centro de Procesamiento de Datos acorde a la realidad operativa de la Procuraduría General de la República, que permita ofrecer herramientas tecnológicas que satisfagan hasta el más mínimo requerimiento de cada Unidad Administrativa del organismo.

RESULTADO: Mejorar la capacidad de respuesta hasta lograr un 100% de efectividad en la atención de soportes, necesidades y requerimientos de cada una de las unidades administrativas que conforman la Procuraduría General de la República.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.752.949					3.752.949
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	104.767					104.767
4.04	Activos reales	100.000					100.000
	TOTAL	**4.057.716**					**4.057.716**

PROYECTO: COD. N.E: 124237 COD. PPTO: 250041000 Garantizar y resguardar los derechos, bienes e intereses patrimoniales de la República.

UNIDAD DE MEDIDA: caso

CANTIDAD: Fem.(0) Mas.(0) Total(38.780)

ASIGNACIÓN PRESUPUESTARIA: 55.917.915

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asesorar y garantizar la seguridad jurídica respecto de las actuaciones que emanen de los Órganos de la Administración Pública, para resguardar los derechos, bienes e intereses patrimoniales de la República.

OBJETIVOS ESPECÍFICOS: La finalidad del presente proyecto, es asesorar al Poder Público Nacional, con la finalidad de resguardar los bienes, derechos e intereses patrimoniales de nuestra República, obteniéndose con ello, el fortalecimiento de las actuaciones que emanen de los Órganos de la Administración Pública y proteger los derechos, bienes e intereses de la República Bolivariana de Venezuela.

RESULTADO: Asesorar, Litigar y Defender los Bienes e intereses Patrimoniales de la República.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	44.821.785					44.821.785
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	10.896.130					10.896.130
4.04	Activos reales	100.000					100.000
	TOTAL	**55.917.915**					**55.917.915**

PROYECTO: COD. N.E: 124327 COD. PPTO: 250042000 Conservación de la Planta Física de la Procuraduría General de la República y Sedes Regionales.

UNIDAD DE MEDIDA: obra

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 3.318.145

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asesorar y garantizar la seguridad jurídica respecto de las actuaciones que emanen de los Órganos de la Administración Pública, para resguardar los derechos, bienes e intereses patrimoniales de la República.

OBJETIVOS ESPECÍFICOS: Mantener la conservación de la planta física, equipamiento de la Procuraduría General de la República y Sedes Regionales de manera eficiente y efectiva para el buen desempeño de las actividades que realizan los trabajadores y trabajadoras de la Procuraduría General de la República.

RESULTADO: Lograr un 100% del servicio de la conservación de la Procuraduría General de la República y sus Sedes Regionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.015.519					3.015.519
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	102.626					102.626
4.04	Activos reales	100.000					100.000
	TOTAL	**3.318.145**					**3.318.145**

PROYECTO: COD. N.E: 124509 COD. PPTO: 250043000 Sistema de información estadístico para la evaluación y control de la gestión en la Procuraduría General de la República .

UNIDAD DE MEDIDA: boletín

CANTIDAD: Fem.(0) Mas.(0) Total(36)

ASIGNACIÓN PRESUPUESTARIA: 1.588.026

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asesorar y garantizar la seguridad jurídica respecto de las actuaciones que emanen de los Órganos de la Administración Pública, para resguardar los derechos, bienes e intereses patrimoniales de la República.

OBJETIVOS ESPECÍFICOS: Continuar con el funcionamiento del Sistema Estadístico de información de la Procuraduría General de la República, para la elaboración de Boletines Estadísticos, velando por la ejecución física y financiera de la gestión, con un constante seguimiento que permita crear indicadores de gestión sobre el desempeño jurídico Institucional.

RESULTADO: Lograr un 100% en la elaboración de Boletines Estadísticos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.286.926					1.286.926
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	101.100					101.100
4.04	Activos reales	100.000					100.000
	TOTAL	**1.588.026**					**1.588.026**

PROYECTO: COD. N.E: COD. PPTO: 259999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(2.000.000)

ASIGNACIÓN PRESUPUESTARIA: 2.000.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.000.000					2.000.000
	TOTAL	**2.000.000**					**2.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.000.000					2.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.000.000					2.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.000.000					2.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.000.000					2.000.000
	- A0403 Fundación Procuraduría	2.000.000					2.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	59.017.155					59.017.155
4.03	Servicios no personales	120.170					120.170
	TOTAL	**59.137.325**					**59.137.325**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	9.734.830					9.734.830
4.03	Servicios no personales	10.100.000					10.100.000
4.04	Activos reales	1.740.000					1.740.000
4.07	Transferencias y donaciones	35.000					35.000
4.11	Disminución de pasivos	200.000					200.000
	TOTAL	**21.809.830**					**21.809.830**

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	35.000					35.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	35.000					35.000
4.07.01.01.00	Transferencias corrientes intemas al sector privado	35.000					35.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	35.000					35.000
	- S1323 Asociación de Jubilados y pensionados de la Procuraduría General	35.000					35.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	11.052.393					11.052.393
	TOTAL	**11.052.393**					**11.052.393**

26

Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz

MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES, JUSTICIA Y PAZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

En función de los lineamientos preestablecidos en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", dentro del segundo gran objetivo histórico "Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política para nuestro pueblo", el Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz, ha formulado los proyectos dirigidos a mejorar la prestación de servicios, en el marco de la Gran Misión A Toda Vida Venezuela y el Plan Patria Segura, en el sentido que somos el órgano rector en la formulación, ejecución, evaluación y seguimiento de las políticas, planes y estrategias del Estado Venezolano dirigidas a garantizar la seguridad y el orden interno del país en cooperación con los poderes públicos y la comunidad; brindando confianza, tranquilidad, justicia y paz a la ciudadanía, a través de una institución moderna, con un recurso humano competente que propugna como valores fundamentales la ética y el respeto a los derechos humanos.

Dichos proyectos se enmarcan en las siguientes políticas que regirán la gestión ministerial:

- Consolidar la implementación del modelo policial mediante la formación, capacitación, profesionalización y entrenamiento del servicio de policía y otros órganos de seguridad ciudadana a nivel nacional, en función de dar cumplimiento a los programas integrales que permiten disminuir los factores de riesgo asociados a la violencia y la delincuencia.
- Consolidar la investigación criminal y el esclarecimiento de hechos punibles a través del Sistema Integrado de Investigación Penal, así como también contribuir a la refundación y transformación del régimen de investigación penal en coordinación con los demás órganos auxiliares del sistema de justicia penal del país.
- Consolidar una estructura social que promueva la participación protagónica de los miembros de las comunidades en programas de seguridad y convivencia ciudadana.
- Impulsar el Plan Nacional para el Desarme en el país.
- Promover la prevención y mitigación de desastres a través de la sensibilización de la población en materia de prevención ambiental y la promoción de una cultura corresponsable que implique el cumplimiento de las normas de seguridad contra riesgos y desastres naturales, con el propósito de garantizar el salvaguardo de la vida y los bienes de la ciudadanía.
- Desarrollar un sistema integrado social humanista que dicte lineamientos y mecanismos de acción nacional para la prevención del uso indebido de drogas; el tratamiento, rehabilitación y reinserción social de la persona consumidora; el combate al tráfico ilícito de drogas y el impulso de las relaciones internacionales a fin de coadyuvar con la seguridad integral y con la cultura de paz.
- Optimizar el servicio de identificación, migración y extranjería para proteger y garantizar el derecho a la identidad de todos los ciudadanos y ciudadanas venezolanas dentro y fuera del territorio nacional, así como también a las extranjeras y extranjeros dentro del país.
- Profundizar el fortalecimiento institucional, dando continuidad a los procesos de reestructuración y la modernización de la plataforma tecnológica del órgano y sus entes adscritos, avanzar en la lucha contra la burocracia y fomentar la creación de la nueva institucionalidad, caracterizada por un Estado social de derecho y justicia.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
101930	260057000	Fortalecimiento del Sistema de Protección Civil.	02/01/2009	31/12/2016	30.440.653	28.819.180	279.991.124		339.250.957
				TOTAL	**30.440.653**	**28.819.180**	**279.991.124**		**339.250.957**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
101930	260057000	Fortalecimiento del Sistema de Protección Civil.	Asistencia Técnica			236	28.819.180			28.819.180
123770	260059000	Fortalecimiento de la gestión pública y de los vínculos interinstitucionales con las Entidades Federales.	Convención			20	12.710.335			12.710.335
123777	260062000	Capacitación en materia de derechos humanos a las instituciones públicas y Poder Popular.	Persona	121.510	81.510	203.020	10.924.790			10.924.790
123768	260071000	Fortalecimiento tecnológico del sistema estadístico de criminalidad y violencia.	Software			1	9.091.685			9.091.685
123788	260072000	Fortalecimiento de las funciones de investigación penal y criminalística, que ejerce el Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (CICPC) como órgano de seguridad ciudadana	Expediente			32.241	1.627.712.700			1.627.712.700
124280	260088000	Optimización de la investigación penal en el marco del Servicio Nacional de Medicina y Ciencias Forenses (Senamecf).	Experticia			280.953	100.013.038			100.013.038
124665	260119000	Procesos de difusión y evaluación del modelo policial, para la masificación de la prevención integral y convivencia solidaria.	Informe			8	32.007.560			32.007.560
124210	260125000	Creación de un sistema de información estadístico para el registro de los servicios de emergencias bomberiles a nivel nacional. Fase II	Sistema			1	1.340.228			1.340.228
123782	260126000	Actualización de la plataforma de sistemas, equipamiento tecnológico, servicios y telecomunicaciones del Ministerio del Poder Popular para Relaciones, Interiores, Justicia y Paz. Fase III.	Adquisición			921	44.918.026			44.918.026

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124196	260136000	Coordinar procesos y operaciones diversas para una efectiva prevención y represión de los delitos de la delincuencia organizada y combate a las fuentes financieras del terrorismo.	Reunión			25	4.585.942			4.585.942
124060	260141000	Fortalecimiento de la prevención integral del uso indebido y tráfico ilícito de drogas en cumplimiento con la Ley Orgánica de Drogas.	Actividad			6.137	63.761.938			63.761.938
124072	260154000	Supervisión, fiscalización, asistencia técnica y fortalecimiento de las instancias de control interno a los Cuerpos de Policía Nacional, Estadales y Municipales.	Supervisión			153	25.880.188			25.880.188
123769	260155000	Formación y atención a las ciudadanas y ciudadanos en materia de prevención integral.	Persona	1.696.430	1.366.870	3.063.300	58.752.534			58.752.534
124507	260156000	Fortalecimiento a los procesos de trabajo en materia de vigilancia y seguridad privada a nivel nacional.	Inspección			200	3.188.065			3.188.065
123767	260157000	Fortalecimiento en la implementación de las políticas públicas en materia de prevención y seguridad ciudadana.	Informe			75	8.649.005			8.649.005
124453	260158000	Fortalecimiento del despliegue del Cuerpo de Policía Nacional Bolivariana.	Servicio			9	2.127.239.014			2.127.239.014
124255	260159000	Fortalecer e impulsar el Sistema Integrado de Monitoreo y Asistencia (Sima 911).	Centro			2	62.045.172			62.045.172
124591	260160000	Fortalecimiento de los Cuerpos de Policía a Nivel Nacional, a través de la dotación y el equipamiento.	Dotación			50.000	78.737.325			78.737.325
124526	260161000	Abordaje integral a las comunidades priorizadas del Área Metropolitana de Caracas.	Comunidad			50	3.792.776			3.792.776

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
126920	260162000	Desarrollo y ejecución de estrategias contra las actuaciones de los grupos generadores de violencia.	Informe			12	23.000.000			23.000.000
	269999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	Bolívar			2.042.604.702	2.042.604.702			2.042.604.702
						TOTAL	**6.369.774.203**			**6.369.774.203**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
260001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	471.336.437			471.336.437
260002000	Gestión administrativa	586.842.251			586.842.251
260003000	Previsión y protección social	776.665.168			776.665.168
260004000	Asignaciones Predeterminadas	128.455.822.375			128.455.822.375
260007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	10.000.000			10.000.000
	TOTAL	**130.300.666.231**			**130.300.666.231**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**12.346**	**36.838**	**1.903**	**51.087**	**917.076.018**	**425.770.104**	**1.342.846.122**
Altos Funcionarios y de Elección Popular		1		1	25.509		25.509
Alto Nivel y de Dirección	1	4		5	38.262		38.262
Directivo	83	128	256	467	9.158.262	3.565.016	12.723.278
Profesional y Técnico	1.782	1.120	1.168	4.070	73.845.143	62.656.863	136.502.006
Personal Administrativo	1.208	1.118	20	2.346	37.155.301	42.047.121	79.202.422
Personal de Investigación	1.927	8.614	35	10.576	195.104.367	240.240.000	435.344.367
Personal Médico	2	3	2	7	132.309	67.069	199.378
Personal Policial	6.625	24.863		31.488	558.303.537	39.813.031	598.116.568
Obrero	718	987	422	2.127	43.313.328	37.381.004	80.694.332
Personal Fijo a Tiempo Parcial	**9**	**5**	**20**	**34**	**1.159.137**	**180.478**	**1.339.615**
Profesional y Técnico	3	1	13	17	579.569	90.239	669.808
Personal Administrativo			3	3	104.322	16.243	120.565
Personal Médico	6	4	4	14	475.246	73.996	549.242
Personal Contratado	**3.161**	**2.262**		**5.423**	**90.299.605**		**90.299.605**
Profesional y Técnico	2.231	1.351		3.582	57.634.030		57.634.030
Personal Administrativo	930	911		1.841	32.665.575		32.665.575
TOTAL	**15.516**	**39.105**	**1.923**	**56.544**	**1.008.534.760**	**425.950.582**	**1.434.485.342**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**2.166**	**1.586**	**3.752**	**251.761.853**
Empleados	2.077	1.526	3.603	244.102.061
Obreros	89	60	149	7.659.792
Jubilados	**5.727**	**5.178**	**10.905**	**524.903.315**
Empleados	5.536	5.021	10.557	506.975.867
Obreros	191	157	348	17.927.448
TOTAL	**7.893**	**6.764**	**14.657**	**776.665.168**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	4.343.618.299			4.343.618.299
4.02	Materiales, suministros y mercancías	204.162.980			204.162.980
4.03	Servicios no personales	299.171.183			299.171.183
4.04	Activos reales	79.309.008			79.309.008
4.06	Gastos de defensa y seguridad del estado	95.291.237			95.291.237
4.07	Transferencias y donaciones	131.622.191.603			131.622.191.603
4.11	Disminución de pasivos	26.696.124			26.696.124
	TOTAL	**136.670.440.434**			**136.670.440.434**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	130.829.725.775			130.829.725.775
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.473.903.400			2.473.903.400
4.07.01.03.00	Transferencias corrientes internas al sector público	2.473.903.400			2.473.903.400
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.000.610.363			2.000.610.363
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	6.267.456			6.267.456
	- A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados	5.000.000			5.000.000
	- A0270 Fundación Gran Misión a Toda Vida Venezuela	29.437.246			29.437.246
	- A0423 Fundación Misión Identidad	264.172.497			264.172.497
	- A0538 Instituto Nacional contra la Discriminación Racial	5.000.000			5.000.000
	- A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)	100.000.000			100.000.000
	- A1358 Universidad Nacional Experimental de la Seguridad (UNES)	813.623.682			813.623.682
	- A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)	777.109.482			777.109.482
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	373.293.037			373.293.037
	- A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	373.293.037			373.293.037
4.07.01.03.10	Transferencias corrientes al Poder Estadal	100.000.000			100.000.000
	- E7700 Territorio Insular Francisco de Miranda	100.000.000			100.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.05.00.00	Situado	128.305.822.375			128.305.822.375
4.07.05.01.00	Situado Constitucional	128.305.822.375			128.305.822.375
4.07.05.01.01	Situado Estadal	102.644.657.900			102.644.657.900
	- E5000 Distrito Capital	6.169.160.614			6.169.160.614
	- E5100 Estado Amazonas	1.700.775.121			1.700.775.121
	- E5200 Estado Anzoátegui	5.174.795.258			5.174.795.258
	- E5300 Estado Apure	2.618.094.128			2.618.094.128
	- E5400 Estado Aragua	5.519.258.049			5.519.258.049
	- E5500 Estado Barinas	3.351.282.876			3.351.282.876
	- E5600 Estado Bolívar	5.395.036.301			5.395.036.301
	- E5700 Estado Carabobo	7.015.593.320			7.015.593.320
	- E5800 Estado Cojedes	2.094.243.727			2.094.243.727
	- E5900 Estado Delta Amacuro	1.725.485.709			1.725.485.709
	- E6000 Estado Falcón	3.665.440.582			3.665.440.582
	- E6100 Estado Guárico	3.321.900.038			3.321.900.038
	- E6200 Estado Lara	5.889.884.027			5.889.884.027
	- E6300 Estado Mérida	3.565.164.403			3.565.164.403
	- E6400 Estado Miranda	8.696.347.492			8.696.347.492
	- E6500 Estado Monagas	3.557.136.395			3.557.136.395
	- E6600 Estado Nueva Esparta	2.583.501.651			2.583.501.651
	- E6700 Estado Portuguesa	3.613.093.089			3.613.093.089
	- E6800 Estado Sucre	3.694.403.363			3.694.403.363

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6900 Estado Táchira	4.189.943.362			4.189.943.362
	- E7000 Estado Trujillo	3.191.339.894			3.191.339.894
	- E7100 Estado Yaracuy	2.905.264.962			2.905.264.962
	- E7200 Estado Zulia	10.864.599.574			10.864.599.574
	- E7300 Estado Vargas	2.142.913.965			2.142.913.965
4.07.05.01.02	Situado Municipal	25.661.164.475			25.661.164.475
	- E5001 Municipio Libertador	1.388.061.138			1.388.061.138
	- E5101 Municipio Atures	182.330.126			182.330.126
	- E5102 Municipio Alto Orinoco	50.163.817			50.163.817
	- E5103 Municipio Atabapo	42.997.559			42.997.559
	- E5104 Municipio Autana	40.754.266			40.754.266
	- E5105 Municipio Guainía	31.811.924			31.811.924
	- E5106 Municipio Manapiare	42.073.661			42.073.661
	- E5107 Municipio Río Negro	35.062.427			35.062.427
	- E5201 Municipio Anaco	83.709.476			83.709.476
	- E5202 Municipio Aragua	44.141.038			44.141.038
	- E5203 Municipio Simón Bolívar	215.799.353			215.799.353
	- E5204 Municipio Manuel Ezequiel Bruzual	43.610.515			43.610.515
	- E5205 Municipio Carvajal	33.941.674			33.941.674
	- E5206 Municipio Juan Manuel Cajigal	36.109.664			36.109.664
	- E5207 Municipio Diego Bautista Urbaneja	44.674.226			44.674.226
	- E5208 Municipio Pedro María Freites	70.724.597			70.724.597

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5209 Municipio San José de Guanipa	60.321.422			60.321.422
	- E5210 Municipio Guanta	41.542.031			41.542.031
	- E5211 Municipio Independencia	50.369.745			50.369.745
	- E5212 Municipio Libertad	37.455.578			37.455.578
	- E5213 Municipio Francisco de Miranda	53.349.351			53.349.351
	- E5214 Municipio José Gregorio Monagas	48.774.099			48.774.099
	- E5215 Municipio Fernando de Peñalver	44.542.680			44.542.680
	- E5216 Municipio Píritu	38.614.801			38.614.801
	- E5217 Municipio Simón Rodríguez	110.014.342			110.014.342
	- E5218 Municipio Juan Antonio Sotillo	136.939.138			136.939.138
	- E5219 Municipio San Juan de Capistrano	31.825.034			31.825.034
	- E5220 Municipio Sir Mac Gregor	33.628.358			33.628.358
	- E5221 Municipio Santa Ana	33.611.692			33.611.692
	- E5301 Municipio Achaguas	90.629.203			90.629.203
	- E5302 Municipio Biruaca	82.328.309			82.328.309
	- E5303 Municipio Muñoz	64.070.376			64.070.376
	- E5304 Municipio Páez	115.417.952			115.417.952
	- E5305 Municipio Pedro Camejo	72.238.765			72.238.765
	- E5306 Municipio Rómulo Gallegos	65.126.705			65.126.705
	- E5307 Municipio San Fernando	164.712.222			164.712.222
	- E5401 Municipio Sucre	85.640.943			85.640.943
	- E5402 Municipio Bolívar	50.509.132			50.509.132

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5403 Municipio Camatagua	49.305.432			49.305.432
	- E5404 Municipio Girardot	211.460.842			211.460.842
	- E5405 Municipio José Ángel Lamas	48.184.216			48.184.216
	- E5406 Municipio José Félix Ribas	99.810.195			99.810.195
	- E5407 Municipio Libertador	82.621.303			82.621.303
	- E5408 Municipio Santiago Mariño	129.443.718			129.443.718
	- E5409 Municipio Mario Briceño Iragorry	77.266.632			77.266.632
	- E5410 Municipio San Casimiro	49.896.517			49.896.517
	- E5411 Municipio San Sebastián	49.114.343			49.114.343
	- E5412 Municipio Santos Michelena	52.771.265			52.771.265
	- E5413 Municipio Tovar	43.115.206			43.115.206
	- E5414 Municipio Urdaneta	63.385.967			63.385.967
	- E5415 Municipio Zamora	100.716.664			100.716.664
	- E5416 Municipio José Rafael Revenga	56.941.862			56.941.862
	- E5417 Municipio Francisco Linares Alcántara	86.267.048			86.267.048
	- E5418 Municipio Ocumare de la Costa de Oro	43.363.229			43.363.229
	- E5501 Municipio Alberto Arvelo Torrealba	53.280.421			53.280.421
	- E5502 Municipio Antonio José de Sucre	75.053.666			75.053.666
	- E5503 Municipio Arismendi	53.654.727			53.654.727
	- E5504 Municipio Barinas	220.521.136			220.521.136
	- E5505 Municipio Bolívar	59.514.156			59.514.156
	- E5506 Municipio Cruz Paredes	45.332.045			45.332.045

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5507 Municipio Ezequiel Zamora	62.862.197			62.862.197
	- E5508 Municipio Obispos	52.033.082			52.033.082
	- E5509 Municipio Pedraza	72.874.432			72.874.432
	- E5510 Municipio Rojas	53.795.719			53.795.719
	- E5511 Municipio Sosa	47.799.162			47.799.162
	- E5512 Municipio Andrés Eloy Blanco	41.099.977			41.099.977
	- E5601 Municipio Caroní	393.365.518			393.365.518
	- E5602 Municipio Cedeño	106.667.444			106.667.444
	- E5603 Municipio El Callao	65.400.620			65.400.620
	- E5604 Municipio Gran Sabana	78.793.844			78.793.844
	- E5605 Municipio Heres	213.630.957			213.630.957
	- E5606 Municipio Piar	106.790.807			106.790.807
	- E5607 Municipio Bolivariano Angostura	90.935.996			90.935.996
	- E5608 Municipio Roscio	67.220.315			67.220.315
	- E5609 Municipio Sifontes	85.826.509			85.826.509
	- E5610 Municipio Sucre	77.343.956			77.343.956
	- E5611 Municipio Padre Pedro Chien	62.783.109			62.783.109
	- E5701 Municipio Bejuma	84.045.189			84.045.189
	- E5702 Municipio Carlos Arvelo	129.832.585			129.832.585
	- E5703 Municipio Diego Ibarra	97.227.689			97.227.689
	- E5704 Municipio Guacara	127.351.437			127.351.437
	- E5705 Municipio Juan José Mora	92.004.142			92.004.142

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5706 Municipio Miranda	70.640.468			70.640.468
	- E5707 Municipio Montalbán	68.315.547			68.315.547
	- E5708 Municipio Puerto Cabello	134.380.642			134.380.642
	- E5709 Municipio San Joaquín	82.857.248			82.857.248
	- E5710 Municipio Valencia	392.653.340			392.653.340
	- E5711 Municipio Libertador	133.168.033			133.168.033
	- E5712 Municipio Los Guayos	115.308.694			115.308.694
	- E5713 Municipio Naguanagua	125.424.016			125.424.016
	- E5714 Municipio San Diego	100.689.301			100.689.301
	- E5801 Municipio Anzoátegui	41.210.592			41.210.592
	- E5802 Municipio Falcón	107.311.890			107.311.890
	- E5803 Municipio Girardot	41.027.079			41.027.079
	- E5804 Municipio Pao de San Juan Bautista	48.802.906			48.802.906
	- E5805 Municipio Ricaurte	37.947.280			37.947.280
	- E5806 Municipio San Carlos	116.301.382			116.301.382
	- E5807 Municipio Tinaco	54.690.892			54.690.892
	- E5808 Municipio Lima Blanco	33.937.137			33.937.137
	- E5809 Municipio Rómulo Gallegos	42.331.774			42.331.774
	- E5901 Municipio Tucupita	185.831.720			185.831.720
	- E5902 Municipio Antonio Díaz	95.139.021			95.139.021
	- E5903 Municipio Casacoima	91.884.626			91.884.626
	- E5904 Municipio Pedernales	58.516.061			58.516.061

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6001 Municipio Acosta	27.324.163			27.324.163
	- E6002 Municipio Bolívar	21.228.147			21.228.147
	- E6003 Municipio Buchivacoa	32.707.821			32.707.821
	- E6004 Municipio Cacique Manaure	22.242.329			22.242.329
	- E6005 Municipio Carirubana	140.604.222			140.604.222
	- E6006 Municipio Colina	38.313.955			38.313.955
	- E6007 Municipio Dabajuro	30.310.612			30.310.612
	- E6008 Municipio Democracia	26.329.775			26.329.775
	- E6009 Municipio Falcón	43.995.163			43.995.163
	- E6010 Municipio Federación	33.201.005			33.201.005
	- E6011 Municipio Jacura	25.439.271			25.439.271
	- E6012 Municipio Unión	26.033.134			26.033.134
	- E6013 Municipio Los Taques	37.248.919			37.248.919
	- E6014 Municipio Mauroa	32.202.133			32.202.133
	- E6015 Municipio Miranda	126.528.133			126.528.133
	- E6016 Municipio Monseñor Iturriza	27.891.032			27.891.032
	- E6017 Municipio Palmasola	20.545.103			20.545.103
	- E6018 Municipio Petit	25.171.881			25.171.881
	- E6019 Municipio Píritu	23.846.092			23.846.092
	- E6020 Municipio San Francisco	22.559.874			22.559.874
	- E6021 Municipio Silva	36.069.472			36.069.472
	- E6022 Municipio Zamora	34.449.106			34.449.106

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6023 Municipio Sucre	20.886.055			20.886.055
	- E6024 Municipio Tocópero	19.321.413			19.321.413
	- E6025 Municipio Urumaco	21.911.335			21.911.335
	- E6101 Municipio Camaguán	39.219.377			39.219.377
	- E6102 Municipio Chaguaramas	33.865.048			33.865.048
	- E6103 Municipio El Socorro	35.697.823			35.697.823
	- E6104 Municipio Leonardo Infante	100.559.153			100.559.153
	- E6105 Municipio Las Mercedes	48.192.178			48.192.178
	- E6106 Municipio Julián Mellado	41.617.113			41.617.113
	- E6107 Municipio Francisco de Miranda	112.164.988			112.164.988
	- E6108 Municipio José Tadeo Monagas	68.229.916			68.229.916
	- E6109 Municipio Ortiz	40.403.697			40.403.697
	- E6110 Municipio José Félix Ribas	46.929.656			46.929.656
	- E6111 Municipio Juan Germán Roscio	98.492.346			98.492.346
	- E6112 Municipio Santa María de Ipire	34.825.498			34.825.498
	- E6113 Municipio San José de Guaribe	31.883.031			31.883.031
	- E6114 Municipio Pedro Zaraza	60.049.557			60.049.557
	- E6115 Municipio San Gerónimo de Guayabal	38.345.628			38.345.628
	- E6201 Municipio Andrés Eloy Blanco	96.250.676			96.250.676
	- E6202 Municipio Crespo	97.522.857			97.522.857
	- E6203 Municipio Iribarren	502.502.663			502.502.663
	- E6204 Municipio Jiménez	118.206.395			118.206.395

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6205 Municipio Morán	132.032.907			132.032.907
	- E6206 Municipio Palavecino	146.626.752			146.626.752
	- E6207 Municipio Simón Planas	91.282.955			91.282.955
	- E6208 Municipio Torres	176.071.368			176.071.368
	- E6209 Municipio Urdaneta	111.974.435			111.974.435
	- E6301 Municipio Alberto Adriani	89.402.836			89.402.836
	- E6302 Municipio Andrés Bello	26.243.790			26.243.790
	- E6303 Municipio Antonio Pinto Salinas	31.042.512			31.042.512
	- E6304 Municipio Aricagua	22.691.187			22.691.187
	- E6305 Municipio Arzobispo Chacón	30.595.025			30.595.025
	- E6306 Municipio Campo Elías	74.893.137			74.893.137
	- E6307 Municipio Caracciolo Parra Olmedo	34.281.768			34.281.768
	- E6308 Municipio Cardenal Quintero	23.672.473			23.672.473
	- E6309 Municipio Guaraque	24.113.271			24.113.271
	- E6310 Municipio Julio César Salas	25.595.458			25.595.458
	- E6311 Municipio Justo Briceño	21.923.015			21.923.015
	- E6312 Municipio Libertador	146.950.994			146.950.994
	- E6313 Municipio Miranda	30.481.314			30.481.314
	- E6314 Municipio Obispo Ramos de Lora	31.263.225			31.263.225
	- E6315 Municipio Padre Noguera	19.865.157			19.865.157
	- E6316 Municipio Pueblo Llano	23.335.117			23.335.117
	- E6317 Municipio Rangel	29.233.050			29.233.050

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6318 Municipio Rivas Dávila	28.518.619			28.518.619
	- E6319 Municipio Santos Marquina	28.047.101			28.047.101
	- E6320 Municipio Sucre	50.918.648			50.918.648
	- E6321 Municipio Tovar	37.790.158			37.790.158
	- E6322 Municipio Tulio Febres Cordero	36.792.931			36.792.931
	- E6323 Municipio Zea	23.640.315			23.640.315
	- E6401 Municipio Acevedo	105.042.989			105.042.989
	- E6402 Municipio Andrés Bello	55.929.316			55.929.316
	- E6403 Municipio Baruta	153.926.142			153.926.142
	- E6404 Municipio Brión	76.770.056			76.770.056
	- E6405 Municipio Carrizal	66.303.253			66.303.253
	- E6406 Municipio Cristóbal Rojas	96.424.052			96.424.052
	- E6407 Municipio Buroz	59.460.128			59.460.128
	- E6408 Municipio Chacao	65.634.854			65.634.854
	- E6409 Municipio Guaicaipuro	154.085.831			154.085.831
	- E6410 Municipio El Hatillo	70.676.392			70.676.392
	- E6411 Municipio Independencia	104.147.407			104.147.407
	- E6412 Municipio Lander	111.181.896			111.181.896
	- E6413 Municipio Los Salias	73.162.634			73.162.634
	- E6414 Municipio Páez	74.102.606			74.102.606
	- E6415 Municipio Paz Castillo	94.630.612			94.630.612
	- E6416 Municipio Pedro Gual	67.369.514			67.369.514

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6417 Municipio Plaza	130.276.798			130.276.798
	- E6418 Municipio Simón Bolívar	64.883.789			64.883.789
	- E6419 Municipio Sucre	255.746.325			255.746.325
	- E6420 Municipio Urdaneta	107.410.862			107.410.862
	- E6421 Municipio Zamora	126.256.560			126.256.560
	- E6501 Municipio Acosta	40.431.079			40.431.079
	- E6502 Municipio Bolívar	50.046.524			50.046.524
	- E6503 Municipio Caripe	48.867.312			48.867.312
	- E6504 Municipio Cedeño	50.846.126			50.846.126
	- E6505 Municipio Ezequiel Zamora	62.978.440			62.978.440
	- E6506 Municipio Libertador	56.080.635			56.080.635
	- E6507 Municipio Maturín	321.017.486			321.017.486
	- E6508 Municipio Piar	55.671.233			55.671.233
	- E6509 Municipio Punceres	45.222.513			45.222.513
	- E6510 Municipio Sotillo	44.419.604			44.419.604
	- E6511 Municipio Aguasay	40.525.730			40.525.730
	- E6512 Municipio Santa Bárbara	35.994.082			35.994.082
	- E6513 Municipio Uracoa	37.183.336			37.183.336
	- E6601 Municipio Antolín del Campo	46.475.994			46.475.994
	- E6602 Municipio Arismendi	46.645.535			46.645.535
	- E6603 Municipio Díaz	76.631.598			76.631.598
	- E6604 Municipio García	73.104.345			73.104.345

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6605 Municipio Gómez	55.541.073			55.541.073
	- E6606 Municipio Maneiro	60.527.683			60.527.683
	- E6607 Municipio Marcano	51.066.707			51.066.707
	- E6608 Municipio Mariño	93.437.995			93.437.995
	- E6609 Municipio Península de Macanao	52.441.458			52.441.458
	- E6610 Municipio Tubores	56.068.932			56.068.932
	- E6611 Municipio Villalba	33.934.092			33.934.092
	- E6701 Municipio Agua Blanca	39.983.232			39.983.232
	- E6702 Municipio Araure	113.886.210			113.886.210
	- E6703 Municipio Esteller	53.314.113			53.314.113
	- E6704 Municipio Guanare	134.810.470			134.810.470
	- E6705 Municipio Guanarito	56.892.210			56.892.210
	- E6706 Municipio Monseñor José Vicente de Unda	41.475.295			41.475.295
	- E6707 Municipio Ospino	58.383.673			58.383.673
	- E6708 Municipio Páez	120.989.621			120.989.621
	- E6709 Municipio Papelón	43.889.452			43.889.452
	- E6710 Municipio San Genaro de Boconoíto	43.723.054			43.723.054
	- E6711 Municipio San Rafael de Onoto	38.836.344			38.836.344
	- E6712 Municipio Santa Rosalía	40.816.899			40.816.899
	- E6713 Municipio Sucre	50.896.775			50.896.775
	- E6714 Municipio Turén	65.375.919			65.375.919
	- E6801 Municipio Andrés Eloy Blanco	43.841.441			43.841.441

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6802 Municipio Andrés Mata	39.407.465			39.407.465
	- E6803 Municipio Arismendi	54.440.041			54.440.041
	- E6804 Municipio Benítez	54.181.482			54.181.482
	- E6805 Municipio Bermúdez	98.782.337			98.782.337
	- E6806 Municipio Bolívar	39.576.417			39.576.417
	- E6807 Municipio Cajigal	39.741.822			39.741.822
	- E6808 Municipio Cruz Salmerón Acosta	47.921.618			47.921.618
	- E6809 Municipio Libertador	33.452.393			33.452.393
	- E6810 Municipio Mariño	41.654.830			41.654.830
	- E6811 Municipio Mejía	35.948.992			35.948.992
	- E6812 Municipio Montes	58.816.112			58.816.112
	- E6813 Municipio Ribero	64.141.811			64.141.811
	- E6814 Municipio Sucre	221.073.673			221.073.673
	- E6815 Municipio Valdez	50.620.407			50.620.407
	- E6901 Municipio Andrés Bello	25.732.760			25.732.760
	- E6902 Municipio Ayacucho	44.279.587			44.279.587
	- E6903 Municipio Bolívar	44.553.006			44.553.006
	- E6904 Municipio Cárdenas	73.602.581			73.602.581
	- E6905 Municipio Córdoba	33.711.761			33.711.761
	- E6906 Municipio Fernández Feo	41.503.611			41.503.611
	- E6907 Municipio García de Hevia	41.811.010			41.811.010
	- E6908 Municipio Guásimos	35.920.270			35.920.270

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6909 Municipio Independencia	32.856.011			32.856.011
	- E6910 Municipio Jáuregui	36.664.652			36.664.652
	- E6911 Municipio Junín	56.295.040			56.295.040
	- E6912 Municipio Libertad	29.023.229			29.023.229
	- E6913 Municipio Libertador	31.263.158			31.263.158
	- E6914 Municipio Lobatera	23.062.800			23.062.800
	- E6915 Municipio Michelena	25.171.165			25.171.165
	- E6916 Municipio Panamericano	32.922.028			32.922.028
	- E6917 Municipio Pedro María Ureña	40.200.503			40.200.503
	- E6918 Municipio Samuel Darío Maldonado	26.955.187			26.955.187
	- E6919 Municipio San Cristóbal	137.009.234			137.009.234
	- E6920 Municipio Seboruco	21.523.173			21.523.173
	- E6921 Municipio Sucre	21.441.955			21.441.955
	- E6922 Municipio Uribante	32.017.874			32.017.874
	- E6923 Municipio José Maria Vargas	21.798.631			21.798.631
	- E6924 Municipio Antonio Rómulo Costa	21.469.345			21.469.345
	- E6925 Municipio Francisco de Miranda	19.358.656			19.358.656
	- E6926 Municipio Rafael Urdaneta	19.708.807			19.708.807
	- E6927 Municipio Simón Rodríguez	17.683.684			17.683.684
	- E6928 Municipio Torbes	39.160.079			39.160.079
	- E6929 Municipio San Judas Tadeo	20.786.047			20.786.047
	- E7001 Municipio Boconó	74.483.792			74.483.792

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7002 Municipio Candelaria	36.026.327			36.026.327
	- E7003 Municipio Carache	38.920.635			38.920.635
	- E7004 Municipio Escuque	34.424.008			34.424.008
	- E7005 Municipio Miranda	32.483.677			32.483.677
	- E7006 Municipio Monte Carmelo	27.271.864			27.271.864
	- E7007 Municipio Motatán	30.122.037			30.122.037
	- E7008 Municipio Pampan	47.451.935			47.451.935
	- E7009 Municipio Rafael Rangel	31.250.796			31.250.796
	- E7010 Municipio San Rafael de Carvajal	51.018.780			51.018.780
	- E7011 Municipio Sucre	36.314.865			36.314.865
	- E7012 Municipio Trujillo	52.162.424			52.162.424
	- E7013 Municipio Urdaneta	39.787.011			39.787.011
	- E7014 Municipio Valera	98.604.528			98.604.528
	- E7015 Municipio Andrés Bello	28.203.461			28.203.461
	- E7016 Municipio Bolívar	28.074.410			28.074.410
	- E7017 Municipio Juan Vicente Campo Elías	21.432.776			21.432.776
	- E7018 Municipio José Felipe Márquez Cañizalez	24.019.969			24.019.969
	- E7019 Municipio La Ceiba	31.192.449			31.192.449
	- E7020 Municipio Pampanito	34.589.228			34.589.228
	- E7101 Municipio Bolívar	47.537.125			47.537.125
	- E7102 Municipio Bruzual	67.321.441			67.321.441
	- E7103 Municipio José Antonio Páez	35.651.235			35.651.235

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7104 Municipio Nirgua	69.959.341			69.959.341
	- E7105 Municipio Peña	86.624.427			86.624.427
	- E7106 Municipio San Felipe	88.090.675			88.090.675
	- E7107 Municipio Sucre	35.776.019			35.776.019
	- E7108 Municipio Urachiche	37.092.134			37.092.134
	- E7109 Municipio Arístide Bastidas	35.974.893			35.974.893
	- E7110 Municipio Cocorote	49.596.508			49.596.508
	- E7111 Municipio Independencia	60.531.954			60.531.954
	- E7112 Municipio La Trinidad	34.044.338			34.044.338
	- E7113 Municipio Manuel Monge	33.350.541			33.350.541
	- E7114 Municipio Veroes	44.765.609			44.765.609
	- E7201 Municipio Almirante Padilla	63.014.310			63.014.310
	- E7202 Municipio Baralt	96.929.823			96.929.823
	- E7203 Municipio Cabimas	156.373.206			156.373.206
	- E7204 Municipio Catatumbo	86.913.658			86.913.658
	- E7205 Municipio Colón	112.607.951			112.607.951
	- E7206 Municipio Jesús Enrique Lossada	110.240.466			110.240.466
	- E7207 Municipio La Cañada de Urdaneta	93.349.295			93.349.295
	- E7208 Municipio Lagunillas	132.979.510			132.979.510
	- E7209 Municipio Mara	141.002.810			141.002.810
	- E7210 Municipio Maracaibo	609.220.428			609.220.428
	- E7211 Municipio Miranda	99.607.601			99.607.601

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7212 Municipio Indígena Bolivariano Guajira	88.761.591			88.761.591
	- E7213 Municipio Machiques de Perijá	128.334.657			128.334.657
	- E7214 Municipio Rosario de Perijá	99.472.692			99.472.692
	- E7215 Municipio Santa Rita	80.956.255			80.956.255
	- E7216 Municipio Sucre	82.207.914			82.207.914
	- E7217 Municipio Valmore Rodríguez	80.344.523			80.344.523
	- E7218 Municipio Francisco Javier Pulgar	72.255.207			72.255.207
	- E7219 Municipio Jesús Maria Semprún	85.293.178			85.293.178
	- E7220 Municipio San Francisco	220.790.814			220.790.814
	- E7221 Municipio Simón Bolívar	75.494.004			75.494.004
	- E7301 Municipio Vargas	535.728.491			535.728.491
	- E7600 Área Metropolitana de Caracas	214.893.872			214.893.872
4.07.07.00.00	Subsidio de capitalidad	50.000.000			50.000.000
4.07.07.01.00	Subsidio de capitalidad	50.000.000			50.000.000
	- E5000 Distrito Capital	50.000.000			50.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	530.000			530.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	530.000			530.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	530.000			530.000
4.07.01.01.76	Subsidios a entidades religiosas	480.000			480.000
	- S0871 Otras ayudas para reparar edificaciones Eclesiásticas	480.000			480.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	50.000			50.000
	- S0932 Sociedad Bolivariana	50.000			50.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.200.000			1.200.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.200.000			1.200.000
4.07.02.01.00	Transferencias corrientes al exterior	1.200.000			1.200.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.200.000			1.200.000
	- I0119 Organización Internacional de Policía (INTERPOL)	1.200.000			1.200.000

PROYECTO: COD. N.E: 101930 COD. PPTO: 260057000 Fortalecimiento del Sistema de Protección Civil.

UNIDAD DE MEDIDA: Asistencia Técnica

CANTIDAD: Fem.(0) Mas.(0) Total (236)

ASIGNACIÓN PRESUPUESTARIA: 28.819.180

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento del Sistema de Seguridad Ciudadana.

OBJETIVOS ESPECÍFICOS: Fortalecer la capacidad de organización, coordinación y prestación de servicios en prevención y atención de los desastres.

RESULTADO: Sistema de Protección Civil organizado y coordinado en la prestación de su servicio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	22.295.795					22.295.795
4.02	Materiales, suministros y mercancías	3.569.000					3.569.000
4.03	Servicios no personales	2.048.705					2.048.705
4.07	Transferencias y donaciones	905.680					905.680
	TOTAL	**28.819.180**					**28.819.180**

PROYECTO: COD. N.E: 123770 COD. PPTO: 260059000 Fortalecimiento de la gestión pública y de los vínculos interinstitucionales con las Entidades Federales.

UNIDAD DE MEDIDA: Convención

CANTIDAD: Fem.(0) Mas.(0) Total (20)

ASIGNACIÓN PRESUPUESTARIA: 12.710.335

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Reducir el riesgo de ocurrencia delictiva, faltas, conflictos violentos, accidentalidad vial, desastres o emergencias, a través de intervenciones multiagenciales y procesos de participación popular, que se anticipen a la comisión de las mismas, actuando sobre sus factores generadores y promoviendo la convivencia solidaria y una cultura de derechos humanos.

OBJETIVOS ESPECÍFICOS: Consolidar el vínculo interinstitucional del Poder Nacional con las Entidades Federales, a los efectos de fortalecer la gestión pública y promover el Poder Popular.

RESULTADO: Mediante el macro-servicio, atención adecuada y oportuna a las demandas recibidas, mediante vínculos estratégicos para promover el Poder Popular se estima ofrecer los servicios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.268.666					12.268.666
4.02	Materiales, suministros y mercancías	145.490					145.490
4.03	Servicios no personales	296.179					296.179
	TOTAL	**12.710.335**					**12.710.335**

PROYECTO: COD. N.E: 123777 COD. PPTO: 260062000 Capacitación en materia de derechos humanos a las instituciones públicas y Poder Popular.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(121.510) Mas.(81.510) Total (203.020)

ASIGNACIÓN PRESUPUESTARIA: 10.924.790

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover una ética, cultura y educación liberadora y solidaria.

OBJETIVOS ESPECÍFICOS: Crear una cultura que permita promocionar, defender y vigilar las garantías de los derechos humanos en todos sus ámbitos de aplicación partiendo de la capacitación a las instituciones públicas y Poder Popular, la atención al ciudadano, la supervisión al trabajo de los delegados de esta Dirección General destacados en cada una de las regiones del país, así como la implementación de trabajos de investigación que permitan la búsqueda de una posible solución a la situación deseada.

RESULTADO: Ciudadanos capacitados con conocimientos pasarán a ser entes multiplicadores en sus ámbitos de aplicación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.777.138					10.777.138
4.02	Materiales, suministros y mercancías	20.207					20.207
4.03	Servicios no personales	127.445					127.445
	TOTAL	**10.924.790**					**10.924.790**

PROYECTO: COD. N.E: 123768 COD. PPTO: 260071000 Fortalecimiento tecnológico del sistema estadístico de criminalidad y violencia.

UNIDAD DE MEDIDA: Software

CANTIDAD: Fem.(0) Mas.(0) Total (1)

ASIGNACIÓN PRESUPUESTARIA: 9.091.685

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir a la creación de políticas públicas en materia de seguridad ciudadana, suministrando recomendaciones oportunas y confiables.

OBJETIVOS ESPECÍFICOS: Consolidar los datos cualitativos y cuantitativos de los diferentes indicadores de seguridad ciudadana, a través de un sistema automatizado para el tratamiento estadístico de información delictiva.

RESULTADO: Recomendaciones confiables en materia de seguridad ciudadana que permitan diseñar políticas públicas, a fin de disminuir la incidencia delictiva, accidentabilidad y aspectos sociales que afectan el buen vivir en el territorio nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.811.588					5.811.588
4.02	Materiales, suministros y mercancías	2.445.950					2.445.950
4.03	Servicios no personales	690.049					690.049
4.04	Activos reales	144.098					144.098
	TOTAL	**9.091.685**					**9.091.685**

PROYECTO: COD. N.E: 123788 COD. PPTO: 260072000 Fortalecimiento de las funciones de investigación penal y criminalística, que ejerce el Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (Cicpc) como órgano de seguridad ciudadana.

UNIDAD DE MEDIDA: Expediente

CANTIDAD: Fem.(0) Mas.(0) Total (32.241)

ASIGNACIÓN PRESUPUESTARIA: 1.627.712.700

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Apoyar las políticas del Estado a través de estrategias dirigidas a la reducción de delitos en todas sus modalidades.

OBJETIVOS ESPECÍFICOS: Fortalecer los planes de acción que contribuyen en las funciones de investigación penal y criminalística, con el firme propósito de brindar apoyo especializado al sistema de justicia y esclarecimiento de los hechos punibles que atentan contra la seguridad ciudadana.

RESULTADO: Remisión de expedientes esclarecidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.454.993.792					1.454.993.792
4.02	Materiales, suministros y mercancías	47.892.736					47.892.736
4.03	Servicios no personales	107.434.043					107.434.043
4.04	Activos reales	13.192.129					13.192.129
4.06	Gastos de defensa y seguridad del estado	3.000.000					3.000.000
4.07	Transferencias y donaciones	1.200.000					1.200.000
	TOTAL	**1.627.712.700**					**1.627.712.700**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.200.000					1.200.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.200.000					1.200.000
4.07.02.01.00	Transferencias corrientes al exterior	1.200.000					1.200.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.200.000					1.200.000
	- I0119 Organización Internacional de Policía (INTERPOL)	1.200.000					1.200.000

PROYECTO: COD. N.E: 124280 COD. PPTO: 260088000 Optimización de la investigación penal en el marco del Servicio Nacional de Medicina y Ciencias Forenses (Senamecf).

UNIDAD DE MEDIDA: Experticia

CANTIDAD: Fem.(0) Mas.(0) Total (280.953)

ASIGNACIÓN PRESUPUESTARIA: 100.013.038

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar información forense objetiva y oportuna al servicio de la investigación penal en pro de una sana administración de justicia, contribuyendo a la seguridad ciudadana y a la paz social.

OBJETIVOS ESPECÍFICOS: Garantizar la ejecución óptima de los procesos de medicina y ciencias forenses que asistan a la investigación penal, enfocados en la elaboración de experticias forenses y contribuyendo positivamente a la seguridad ciudadana y a la paz social.

RESULTADO: Procesamiento de experticias que son solicitadas por los diferentes organismos jurisdiccionales y penal en pro de una sana administración de justicia.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	78.004.163					78.004.163
4.02	Materiales, suministros y mercancías	9.175.491					9.175.491
4.03	Servicios no personales	7.833.384					7.833.384
4.04	Activos reales	5.000.000					5.000.000
	TOTAL	**100.013.038**					**100.013.038**

PROYECTO: COD. N.E: 124665 COD. PPTO: 260119000 Procesos de difusión y evaluación del modelo policial, para la masificación de la prevención integral y convivencia solidaria.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total (8)

ASIGNACIÓN PRESUPUESTARIA: 32.007.560

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir a alcanzar los más altos estándares en el desempeño de la función policial, en la prestación del servicio de policía y el desempeño profesional de los funcionarios y las funcionarias policiales.

OBJETIVOS ESPECÍFICOS: Fomentar programas de formación que faciliten y amplíen el conocimiento del modelo policial así como el empoderamiento del mismo, por parte los(as) funcionarios(as) policiales, las instituciones relacionadas al área de seguridad ciudadana y las comunidades organizadas y ciudadanía en general.

RESULTADO: Proyectos de resoluciones, protocolos, y estándares, guías pedagógicas e investigaciones científicas para la toma de decisiones; así como la diseminación de información y la celebración de eventos de formación y participación ciudadana, de la mano con la conformación de los Comités Ciudadanos de Control Policial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	24.477.443					24.477.443
4.02	Materiales, suministros y mercancías	2.156.240					2.156.240
4.03	Servicios no personales	5.073.877					5.073.877
4.04	Activos reales	300.000					300.000
	TOTAL	**32.007.560**					**32.007.560**

PROYECTO: COD. N.E: 124210 COD. PPTO: 260125000 Creación de un sistema de información estadístico para el registro de los servicios de emergencias bomberiles a nivel nacional. Fase II

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total (1)

ASIGNACIÓN PRESUPUESTARIA: 1.340.228

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dotar a la Coordinación Nacional de Bomberos y Bomberas de los recursos y herramientas metodológicas y técnicas que le permitan unificar los tipos de servicios de emergencias realizados por los cuerpos de bomberos y bomberas a nivel nacional, regional y municipal.

OBJETIVOS ESPECÍFICOS: Creación de un sistema de información estadístico para el registro de los servicios de emergencias realizados por los cuerpos de bomberos de la República Bolivariana de Venezuela.

RESULTADO: Un sistema de información estadístico que permita llevar un registro estandarizado de los servicios de emergencias realizados por todos los cuerpos de bomberos existentes en el país.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	718.964					718.964
4.02	Materiales, suministros y mercancías	49.840					49.840
4.03	Servicios no personales	91.424					91.424
4.04	Activos reales	480.000					480.000
	TOTAL	**1.340.228**					**1.340.228**

PROYECTO: COD. N.E: 123782 COD. PPTO: 260126000 Actualización de la plataforma de sistemas, equipamiento tecnológico, servicios y telecomunicaciones del Ministerio del Poder Popular para Relaciones, Interiores, Justicia y Paz. Fase III.

UNIDAD DE MEDIDA: Adquisición

CANTIDAD: Fem.(0) Mas.(0) Total (921)

ASIGNACIÓN PRESUPUESTARIA: 44.918.026

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar una plataforma tecnológica adecuada a las necesidades de los usuarios que integran la institución.

OBJETIVOS ESPECÍFICOS: Adecuar la plataforma de sistemas, equipamiento tecnológico, servicios y telecomunicaciones del Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz.

RESULTADO: Actualización de la plataforma tecnológica del Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz. (Mpprijp).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	19.616.823					19.616.823
4.02	Materiales, suministros y mercancías	13.221.332					13.221.332
4.03	Servicios no personales	6.079.871					6.079.871
4.04	Activos reales	6.000.000					6.000.000
	TOTAL	**44.918.026**					**44.918.026**

PROYECTO: COD. N.E: 124196 COD. PPTO: 260136000 Coordinar procesos y operaciones diversas para una efectiva prevención y represión de los delitos de la delincuencia organizada y combate a las fuentes financieras del terrorismo.

UNIDAD DE MEDIDA: Reunión

CANTIDAD: Fem.(0) Mas.(0) Total (25)

ASIGNACIÓN PRESUPUESTARIA: 4.585.942

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema de administración de justicia, combatir la impunidad, reformar el sistema penitenciario y promover la justicia de paz comunal.

OBJETIVOS ESPECÍFICOS: Obtener equipamiento, ingresar personal capacitado que revolucione el sistema de administración de justicia, establecer mecanismos con los diferentes organismos nacionales e internacionales para afianzar los procesos de prevención y detectar cualquier transacción inusual.

RESULTADO: Disminución de los hechos delictivos de la delincuencia organizada y ejercer combate frontal al terrorismo y sus fuentes de financiamiento.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.214.373					2.214.373
4.02	Materiales, suministros y mercancías	1.219.516					1.219.516
4.03	Servicios no personales	1.152.053					1.152.053
	TOTAL	**4.585.942**					**4.585.942**

PROYECTO: COD. N.E: 124060 COD. PPTO: 260141000 Fortalecimiento de la prevención integral del uso indebido y tráfico ilícito de drogas en cumplimiento con la Ley Orgánica de Drogas

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total (6.137)

ASIGNACIÓN PRESUPUESTARIA: 63.761.938

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento de la seguridad ciudadana

OBJETIVOS ESPECÍFICOS: Fortalecer la prevención integral del uso indebido y tráfico ilícito de drogas ejecutando las estrategias del Estado Venezolano enmarcadas en la Ley Orgánica de Drogas.

RESULTADO: La ONA fomenta la participación activa, mediante la ejecución de actividades preventivas que permitan minimizar el consumo indebido y erradicar el tráfico ilícito de las mismas, promoviendo la integración y concientización de la colectividad, las instituciones y demás actores responsables en la lucha contra esta problemática a nivel nacional de forma efectiva.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	47.262.261					47.262.261
4.02	Materiales, suministros y mercancías	3.000.000					3.000.000
4.03	Servicios no personales	6.999.677					6.999.677
4.06	Gastos de defensa y seguridad del estado	6.500.000					6.500.000
	TOTAL	**63.761.938**					**63.761.938**

PROYECTO: COD. N.E: 124072 COD. PPTO: 260154000 Supervisión, fiscalización, asistencia técnica y fortalecimiento de las instancias de control interno a los Cuerpos de Policía Nacional, Estadales y Municipales.

UNIDAD DE MEDIDA: Supervisión

CANTIDAD: Fem.(0) Mas.(0) Total (153)

ASIGNACIÓN PRESUPUESTARIA: 25.880.188

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construir una nueva ética del servicio público.

OBJETIVOS ESPECÍFICOS: Determinar continuamente las debilidades y fortalezas de la función policial en sus diferentes ámbitos Nacional, Estadales y Municipales.

RESULTADO: Supervisión y fiscalización de los 153 cuerpos de policía existentes en el territorio nacional, produciendo la integración de los órganos y entes con competencia en materia de seguridad ciudadana, sustentada en el vigente modelo policial venezolano.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	17.792.075					17.792.075
4.02	Materiales, suministros y mercancías	3.011.303					3.011.303
4.03	Servicios no personales	4.300.707					4.300.707
4.04	Activos reales	271.153					271.153
4.07	Transferencias y donaciones	504.950					504.950
	TOTAL	**25.880.188**					**25.880.188**

PROYECTO: COD. N.E: 123769 COD. PPTO: 260155000 Formación y atención a las ciudadanas y ciudadanos en materia de prevención integral

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(1.696.430) Mas.(1.366.870) Total (3.063.300)

ASIGNACIÓN PRESUPUESTARIA: 58.752.534

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema de seguridad ciudadana.

OBJETIVOS ESPECÍFICOS: Promover los valores de amor y paz en la comunidad, impulsando el respeto, la solidaridad, y la convivencia entre los miembros de todos los niveles y modalidades del sistema educativo.

RESULTADO: Capacitación en valores éticos y morales para la convivencia solidaria con armonía de paz y ambiente seguro.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	54.087.814					54.087.814
4.02	Materiales, suministros y mercancías	2.942.371					2.942.371
4.03	Servicios no personales	1.722.349					1.722.349
	TOTAL	**58.752.534**					**58.752.534**

PROYECTO: COD. N.E: 124507 COD. PPTO: 260156000 Fortalecimiento a los procesos de trabajo en materia de vigilancia y seguridad privada a nivel nacional.

UNIDAD DE MEDIDA: Inspección

CANTIDAD: Fem.(0) Mas.(0) Total (200)

ASIGNACIÓN PRESUPUESTARIA: 3.188.065

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la suprema felicidad posible del pueblo soberano; velando porque las empresas en cuestión proporcionen un buen servicio al ciudadano y a su vez ser garantes del cumplimiento de los derechos laborales según la normativa vigente.

OBJETIVOS ESPECÍFICOS: Fortalecer los procesos de trabajo en materia de vigilancia y seguridad privada a nivel nacional.

RESULTADO: Aumentar los lazos de paz y de unión, como coadyuvar en el avance y crecimiento de la Nación y nuestro ente direccional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.411.822					1.411.822
4.02	Materiales, suministros y mercancías	760.000					760.000
4.03	Servicios no personales	921.499					921.499
4.04	Activos reales	94.744					94.744
	TOTAL	**3.188.065**					**3.188.065**

PROYECTO: COD. N.E: 123767 COD. PPTO: 260157000 Fortalecimiento en la implementación de las políticas públicas en materia de prevención y seguridad ciudadana

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total (75)

ASIGNACIÓN PRESUPUESTARIA: 8.649.005

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formular e implementar políticas públicas en materia de prevención y seguridad ciudadana.

OBJETIVOS ESPECÍFICOS: Realizar las acciones correctivas para la disminución de las vulnerabilidades en la implementación de los distintos planes y dispositivos en materia de prevención y seguridad ciudadana.

RESULTADO: La prevención de la violencia, el delito, la accidentalidad, además de una adecuada respuesta y actuación ante estos hechos especialmente en los ámbitos familiar, comunitario y social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.559.019					5.559.019
4.02	Materiales, suministros y mercancías	1.643.660					1.643.660
4.03	Servicios no personales	1.296.326					1.296.326
4.04	Activos reales	150.000					150.000
	TOTAL	**8.649.005**					**8.649.005**

PROYECTO: COD. N.E: 124453 COD. PPTO: 260158000 Fortalecimiento del despliegue del Cuerpo de Policía Nacional Bolivariana.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total (9)

ASIGNACIÓN PRESUPUESTARIA: 2.127.239.014

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la seguridad ciudadana, el cumplimiento de la ley y el libre ejercicio de los derechos y libertades fundamentales de todos los ciudadanos y ciudadanas en el territorio nacional.

OBJETIVOS ESPECÍFICOS: Fortalecer el despliegue del Cuerpo de Policía Nacional Bolivariana en los estados (Distrito Capital, Anzoátegui, Apure, Aragua, Barinas, Bolívar, Carabobo, Falcón, Lara, Miranda, Nueva Esparta, Táchira, Vargas y Zulia), donde ya se encuentra desplegado, con el propósito de garantizar la seguridad, el cumplimiento de la ley y el libre ejercicio de los derechos y libertades fundamentales consagradas en la Constitución.

RESULTADO: Servicios policiales prestados efectivamente en los estados donde se encuentra desplegado el Cuerpo de Policía Nacional Bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.085.328.406					2.085.328.406
4.02	Materiales, suministros y mercancías	16.353.117					16.353.117
4.03	Servicios no personales	21.557.491					21.557.491
4.04	Activos reales	4.000.000					4.000.000
	TOTAL	**2.127.239.014**					**2.127.239.014**

PROYECTO: COD. N.E: 124255 COD. PPTO: 260159000 Fortalecer e impulsar el Sistema Integrado de Monitoreo y Asistencia (Sima 911)

UNIDAD DE MEDIDA: Centro

CANTIDAD: Fem.(0) Mas.(0) Total (2)

ASIGNACIÓN PRESUPUESTARIA: 62.045.172

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar, consolidar e implementar un servicio efectivo, eficiente y eficaz a los fines de ofrecer protección a la ciudadanía a favor de una convivencia segura en apoyo a la Gran Misión A Toda Vida Venezuela.

OBJETIVOS ESPECÍFICOS: Expandir y consolidar la prevención integral y convivencia comunal, en corresponsabilidad con el Estado, a través del diseño, ejecución y monitoreo del plan de prevención integral en el ámbito nacional, con especial atención a los jóvenes desocupados de los sectores populares; de la aplicación de un plan especial de vigilancia de patrullaje; de la activación del Servicio de Policía Comunal en acción conjunta con las organizaciones comunales de base; de la ejecución del plan de trabajo para lograr el control de armas, municiones y desarme; así como la intensificación del programa de fortalecimiento de la investigación, aprehensión y procesamiento de personas responsables de delitos.

RESULTADO: Brindar a la Ciudadanía una sensación de confianza, estabilidad y paz a través de la seguridad brindada por los Centros de Comando, Control y Telecomunicaciones contribuyendo así a la mayor suma de felicidad posible.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	27.228.685					27.228.685
4.02	Materiales, suministros y mercancías	23.129.230					23.129.230
4.03	Servicios no personales	3.927.624					3.927.624
4.04	Activos reales	7.759.633					7.759.633
	TOTAL	**62.045.172**					**62.045.172**

PROYECTO: COD. N.E: 124591 COD. PPTO: 260160000 Fortalecimiento de los cuerpos de policía a nivel nacional, a través de la dotación y el equipamiento.

UNIDAD DE MEDIDA: Dotación

CANTIDAD: Fem.(0) Mas.(0) Total (50.000)

ASIGNACIÓN PRESUPUESTARIA: 78.737.325

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer los órganos de seguridad pública y ciudadana en materia de control y prevención del delito, mediante la dotación de equipamiento individual e institucional a los cuerpos de policía y la tecnificación comunicacional para una respuesta rápida y efectiva.

OBJETIVOS ESPECÍFICOS: Incrementar la capacidad operativa a través del fortalecimiento, y equipamiento integral de los Cuerpos de Policía en los Estados y Municipios con mayor índice delictivo.

RESULTADO: Contribuir en la dotación y equipamiento de los Cuerpos de Policía a Nivel Nacional, para que de esta manera se fortalezcan sus debilidades y alcanzar los objetivos planteados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.500.000					3.500.000
4.02	Materiales, suministros y mercancías	20.013.065					20.013.065
4.03	Servicios no personales	17.607.009					17.607.009
4.04	Activos reales	37.617.251					37.617.251
	TOTAL	**78.737.325**					**78.737.325**

PROYECTO: COD. N.E: 124526 COD. PPTO: 260161000 Abordaje integral a las comunidades priorizadas del Área Metropolitana de Caracas.

UNIDAD DE MEDIDA: Comunidad

CANTIDAD: Fem.(0) Mas.(0) Total (50)

ASIGNACIÓN PRESUPUESTARIA: 3.792.776

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento del sistema de seguridad jurídica.

OBJETIVOS ESPECÍFICOS: Promover la participación de las comunidades desprotegidas en el Área Metropolitana de Caracas, con el fin de diagnosticar las necesidades y problemas que presentan.

RESULTADO: Seguimiento y control de los procesos de atención comunitaria gestionados ante las instituciones para garantizar la respuesta ante las necesidades de las comunidades.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.356.036					2.356.036
4.02	Materiales, suministros y mercancías	936.283					936.283
4.03	Servicios no personales	500.457					500.457
	TOTAL	**3.792.776**					**3.792.776**

PROYECTO: COD. N.E: 126920 COD. PPTO: 260162000 Desarrollo y ejecución de estrategias contra las actuaciones de los grupos generadores de violencia.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total (12)

ASIGNACIÓN PRESUPUESTARIA: 23.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Coordinar conjuntamente con los distintos organismos de seguridad e inteligencia del Estado las estrategias para fortalecer el sistema de seguridad nacional.

OBJETIVOS ESPECÍFICOS: Disminuir la actuación de los grupos generadores de violencia a nivel nacional.

RESULTADO: Informes de seguridad que permitan controlar y mejorar las acciones estratégicas de carácter preventivo, represivo y de investigación que llevará a cabo la Brigada con el propósito de disminuir las actuaciones de los grupos generadores de violencia.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.153.595					1.153.595
4.02	Materiales, suministros y mercancías	1.346.119					1.346.119
4.03	Servicios no personales	500.286					500.286
4.06	Gastos de defensa y seguridad del estado	20.000.000					20.000.000
	TOTAL	**23.000.000**					**23.000.000**

PROYECTO: COD. N.E: COD. PPTO: 269999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (2.042.604.702)

ASIGNACIÓN PRESUPUESTARIA: 2.042.604.702

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes adscritos los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.042.604.702					2.042.604.702
	TOTAL	**2.042.604.702**					**2.042.604.702**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.042.604.702					2.042.604.702
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.042.604.702					2.042.604.702
4.07.01.03.00	Transferencias corrientes internas al sector público	2.042.604.702					2.042.604.702
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.669.311.665					1.669.311.665
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	3.404.775					3.404.775
	- A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados	4.000.000					4.000.000
	- A0423 Fundación Misión Identidad	184.920.748					184.920.748
	- A0538 Instituto Nacional contra la Discriminación Racial	3.140.000					3.140.000
	- A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)	62.650.000					62.650.000
	- A1358 Universidad Nacional Experimental de la Seguridad (UNES)	711.797.608					711.797.608
	- A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)	699.398.534					699.398.534
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	373.293.037					373.293.037
	- A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	373.293.037					373.293.037

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	466.759.841					466.759.841
4.03	Servicios no personales	4.576.596					4.576.596
	TOTAL	**471.336.437**					**471.336.437**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	51.132.030					51.132.030
4.03	Servicios no personales	104.434.132					104.434.132
4.04	Activos reales	4.300.000					4.300.000
4.06	Gastos de defensa y seguridad del estado	65.791.237					65.791.237
4.07	Transferencias y donaciones	334.488.728					334.488.728
4.11	Disminución de pasivos	26.696.124					26.696.124
	TOTAL	**586.842.251**					**586.842.251**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	331.298.698					331.298.698
4.07.01.00.00	Transferencias y donaciones corrientes internas	331.298.698					331.298.698
4.07.01.03.00	Transferencias corrientes internas al sector público	331.298.698					331.298.698
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	331.298.698					331.298.698
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	2.862.681					2.862.681
	- A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados	1.000.000					1.000.000
	- A0270 Fundación Gran Misión a Toda Vida Venezuela	29.437.246					29.437.246
	- A0423 Fundación Misión Identidad	79.251.749					79.251.749
	- A0538 Instituto Nacional contra la Discriminación Racial	1.860.000					1.860.000
	- A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)	37.350.000					37.350.000
	- A1358 Universidad Nacional Experimental de la Seguridad (UNES)	101.826.074					101.826.074
	- A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)	77.710.948					77.710.948

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	530.000					530.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	530.000					530.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	530.000					530.000
4.07.01.01.76	Subsidios a entidades religiosas	480.000					480.000
	- S0871 Otras ayudas para reparar edificaciones Eclesiásticas	480.000					480.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	50.000					50.000
	- S0932 Sociedad Bolivariana	50.000					50.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	776.665.168					776.665.168
	TOTAL	**776.665.168**					**776.665.168**

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	128.455.822.375					128.455.822.375
	TOTAL	**128.455.822.375**					**128.455.822.375**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	128.455.822.375					128.455.822.375
4.07.01.00.00	Transferencias y donaciones corrientes internas	100.000.000					100.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	100.000.000					100.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	100.000.000					100.000.000
	- E7700 Territorio Insular Francisco de Miranda	100.000.000					100.000.000
4.07.05.00.00	Situado	128.305.822.375					128.305.822.375
4.07.05.01.00	Situado Constitucional	128.305.822.375					128.305.822.375
4.07.05.01.01	Situado Estadal	102.644.657.900					102.644.657.900
	- E5000 Distrito Capital	6.169.160.614					6.169.160.614
	- E5100 Estado Amazonas	1.700.775.121					1.700.775.121

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5200 Estado Anzoátegui	5.174.795.258					5.174.795.258
	- E5300 Estado Apure	2.618.094.128					2.618.094.128
	- E5400 Estado Aragua	5.519.258.049					5.519.258.049
	- E5500 Estado Barinas	3.351.282.876					3.351.282.876
	- E5600 Estado Bolívar	5.395.036.301					5.395.036.301
	- E5700 Estado Carabobo	7.015.593.320					7.015.593.320
	- E5800 Estado Cojedes	2.094.243.727					2.094.243.727
	- E5900 Estado Delta Amacuro	1.725.485.709					1.725.485.709
	- E6000 Estado Falcón	3.665.440.582					3.665.440.582
	- E6100 Estado Guárico	3.321.900.038					3.321.900.038
	- E6200 Estado Lara	5.889.884.027					5.889.884.027
	- E6300 Estado Mérida	3.565.164.403					3.565.164.403
	- E6400 Estado Miranda	8.696.347.492					8.696.347.492
	- E6500 Estado Monagas	3.557.136.395					3.557.136.395
	- E6600 Estado Nueva Esparta	2.583.501.651					2.583.501.651
	- E6700 Estado Portuguesa	3.613.093.089					3.613.093.089
	- E6800 Estado Sucre	3.694.403.363					3.694.403.363
	- E6900 Estado Táchira	4.189.943.362					4.189.943.362
	- E7000 Estado Trujillo	3.191.339.894					3.191.339.894
	- E7100 Estado Yaracuy	2.905.264.962					2.905.264.962
	- E7200 Estado Zulia	10.864.599.574					10.864.599.574
	- E7300 Estado Vargas	2.142.913.965					2.142.913.965
4.07.05.01.02	Situado Municipal	25.661.164.475					25.661.164.475
	- E5001 Municipio Libertador	1.388.061.138					1.388.061.138

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5101 Municipio Atures	182.330.126					182.330.126
	- E5102 Municipio Alto Orinoco	50.163.817					50.163.817
	- E5103 Municipio Atabapo	42.997.559					42.997.559
	- E5104 Municipio Autana	40.754.266					40.754.266
	- E5105 Municipio Guainía	31.811.924					31.811.924
	- E5106 Municipio Manapiare	42.073.661					42.073.661
	- E5107 Municipio Río Negro	35.062.427					35.062.427
	- E5201 Municipio Anaco	83.709.476					83.709.476
	- E5202 Municipio Aragua	44.141.038					44.141.038
	- E5203 Municipio Simón Bolívar	215.799.353					215.799.353
	- E5204 Municipio Manuel Ezequiel Bruzual	43.610.515					43.610.515
	- E5205 Municipio Carvajal	33.941.674					33.941.674
	- E5206 Municipio Juan Manuel Cajigal	36.109.664					36.109.664
	- E5207 Municipio Diego Bautista Urbaneja	44.674.226					44.674.226
	- E5208 Municipio Pedro Maria Freites	70.724.597					70.724.597
	- E5209 Municipio San José de Guanipa	60.321.422					60.321.422
	- E5210 Municipio Guanta	41.542.031					41.542.031
	- E5211 Municipio Independencia	50.369.745					50.369.745
	- E5212 Municipio Libertad	37.455.578					37.455.578
	- E5213 Municipio Francisco de Miranda	53.349.351					53.349.351
	- E5214 Municipio José Gregorio Monagas	48.774.099					48.774.099
	- E5215 Municipio Fernando de Peñalver	44.542.680					44.542.680

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5216 Municipio Píritu	38.614.801					38.614.801
	- E5217 Municipio Simón Rodríguez	110.014.342					110.014.342
	- E5218 Municipio Juan Antonio Sotillo	136.939.138					136.939.138
	- E5219 Municipio San Juan de Capistrano	31.825.034					31.825.034
	- E5220 Municipio Sir Mac Gregor	33.628.358					33.628.358
	- E5221 Municipio Santa Ana	33.611.692					33.611.692
	- E5301 Municipio Achaguas	90.629.203					90.629.203
	- E5302 Municipio Biruaca	82.328.309					82.328.309
	- E5303 Municipio Muñoz	64.070.376					64.070.376
	- E5304 Municipio Páez	115.417.952					115.417.952
	- E5305 Municipio Pedro Camejo	72.238.765					72.238.765
	- E5306 Municipio Rómulo Gallegos	65.126.705					65.126.705
	- E5307 Municipio San Fernando	164.712.222					164.712.222
	- E5401 Municipio Sucre	85.640.943					85.640.943
	- E5402 Municipio Bolívar	50.509.132					50.509.132
	- E5403 Municipio Camatagua	49.305.432					49.305.432
	- E5404 Municipio Girardot	211.460.842					211.460.842
	- E5405 Municipio José Ángel Lamas	48.184.216					48.184.216
	- E5406 Municipio José Félix Ribas	99.810.195					99.810.195
	- E5407 Municipio Libertador	82.621.303					82.621.303
	- E5408 Municipio Santiago Mariño	129.443.718					129.443.718
	- E5409 Municipio Mario Briceño Iragorry	77.266.632					77.266.632
	- E5410 Municipio San Casimiro	49.896.517					49.896.517

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5411 Municipio San Sebastián	49.114.343					49.114.343
	- E5412 Municipio Santos Michelena	52.771.265					52.771.265
	- E5413 Municipio Tovar	43.115.206					43.115.206
	- E5414 Municipio Urdaneta	63.385.967					63.385.967
	- E5415 Municipio Zamora	100.716.664					100.716.664
	- E5416 Municipio José Rafael Revenga	56.941.862					56.941.862
	- E5417 Municipio Francisco Linares Alcántara	86.267.048					86.267.048
	- E5418 Municipio Ocumare de la Costa de Oro	43.363.229					43.363.229
	- E5501 Municipio Alberto Arvelo Torrealba	53.280.421					53.280.421
	- E5502 Municipio Antonio José de Sucre	75.053.666					75.053.666
	- E5503 Municipio Arismendi	53.654.727					53.654.727
	- E5504 Municipio Barinas	220.521.136					220.521.136
	- E5505 Municipio Bolívar	59.514.156					59.514.156
	- E5506 Municipio Cruz Paredes	45.332.045					45.332.045
	- E5507 Municipio Ezequiel Zamora	62.862.197					62.862.197
	- E5508 Municipio Obispos	52.033.082					52.033.082
	- E5509 Municipio Pedraza	72.874.432					72.874.432
	- E5510 Municipio Rojas	53.795.719					53.795.719
	- E5511 Municipio Sosa	47.799.162					47.799.162
	- E5512 Municipio Andrés Eloy Blanco	41.099.977					41.099.977
	- E5601 Municipio Caroní	393.365.518					393.365.518
	- E5602 Municipio Cedeño	106.667.444					106.667.444

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5603 Municipio El Callao	65.400.620					65.400.620
	- E5604 Municipio Gran Sabana	78.793.844					78.793.844
	- E5605 Municipio Heres	213.630.957					213.630.957
	- E5606 Municipio Piar	106.790.807					106.790.807
	- E5607 Municipio Bolivariano Angostura	90.935.996					90.935.996
	- E5608 Municipio Roscio	67.220.315					67.220.315
	- E5609 Municipio Sifontes	85.826.509					85.826.509
	- E5610 Municipio Sucre	77.343.956					77.343.956
	- E5611 Municipio Padre Pedro Chien	62.783.109					62.783.109
	- E5701 Municipio Bejuma	84.045.189					84.045.189
	- E5702 Municipio Carlos Arvelo	129.832.585					129.832.585
	- E5703 Municipio Diego Ibarra	97.227.689					97.227.689
	- E5704 Municipio Guacara	127.351.437					127.351.437
	- E5705 Municipio Juan José Mora	92.004.142					92.004.142
	- E5706 Municipio Miranda	70.640.468					70.640.468
	- E5707 Municipio Montalbán	68.315.547					68.315.547
	- E5708 Municipio Puerto Cabello	134.380.642					134.380.642
	- E5709 Municipio San Joaquín	82.857.248					82.857.248
	- E5710 Municipio Valencia	392.653.340					392.653.340
	- E5711 Municipio Libertador	133.168.033					133.168.033
	- E5712 Municipio Los Guayos	115.308.694					115.308.694
	- E5713 Municipio Naguanagua	125.424.016					125.424.016
	- E5714 Municipio San Diego	100.689.301					100.689.301
	- E5801 Municipio Anzoátegui	41.210.592					41.210.592

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5802 Municipio Falcón	107.311.890					107.311.890
	- E5803 Municipio Girardot	41.027.079					41.027.079
	- E5804 Municipio Pao de San Juan Bautista	48.802.906					48.802.906
	- E5805 Municipio Ricaurte	37.947.280					37.947.280
	- E5806 Municipio San Carlos	116.301.382					116.301.382
	- E5807 Municipio Tinaco	54.690.892					54.690.892
	- E5808 Municipio Lima Blanco	33.937.137					33.937.137
	- E5809 Municipio Rómulo Gallegos	42.331.774					42.331.774
	- E5901 Municipio Tucupita	185.831.720					185.831.720
	- E5902 Municipio Antonio Díaz	95.139.021					95.139.021
	- E5903 Municipio Casacoima	91.884.626					91.884.626
	- E5904 Municipio Pedernales	58.516.061					58.516.061
	- E6001 Municipio Acosta	27.324.163					27.324.163
	- E6002 Municipio Bolívar	21.228.147					21.228.147
	- E6003 Municipio Buchivacoa	32.707.821					32.707.821
	- E6004 Municipio Cacique Manaure	22.242.329					22.242.329
	- E6005 Municipio Carirubana	140.604.222					140.604.222
	- E6006 Municipio Colina	38.313.955					38.313.955
	- E6007 Municipio Dabajuro	30.310.612					30.310.612
	- E6008 Municipio Democracia	26.329.775					26.329.775
	- E6009 Municipio Falcón	43.995.163					43.995.163
	- E6010 Municipio Federación	33.201.005					33.201.005
	- E6011 Municipio Jacura	25.439.271					25.439.271

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6012 Municipio Unión	26.033.134					26.033.134
	- E6013 Municipio Los Taques	37.248.919					37.248.919
	- E6014 Municipio Mauroa	32.202.133					32.202.133
	- E6015 Municipio Miranda	126.528.133					126.528.133
	- E6016 Municipio Monseñor Iturriza	27.891.032					27.891.032
	- E6017 Municipio Palmasola	20.545.103					20.545.103
	- E6018 Municipio Petit	25.171.881					25.171.881
	- E6019 Municipio Píritu	23.846.092					23.846.092
	- E6020 Municipio San Francisco	22.559.874					22.559.874
	- E6021 Municipio Silva	36.069.472					36.069.472
	- E6022 Municipio Zamora	34.449.106					34.449.106
	- E6023 Municipio Sucre	20.886.055					20.886.055
	- E6024 Municipio Tocópero	19.321.413					19.321.413
	- E6025 Municipio Urumaco	21.911.335					21.911.335
	- E6101 Municipio Camaguán	39.219.377					39.219.377
	- E6102 Municipio Chaguaramas	33.865.048					33.865.048
	- E6103 Municipio El Socorro	35.697.823					35.697.823
	- E6104 Municipio Leonardo Infante	100.559.153					100.559.153
	- E6105 Municipio Las Mercedes	48.192.178					48.192.178
	- E6106 Municipio Julián Mellado	41.617.113					41.617.113
	- E6107 Municipio Francisco de Miranda	112.164.988					112.164.988
	- E6108 Municipio José Tadeo Monagas	68.229.916					68.229.916
	- E6109 Municipio Ortiz	40.403.697					40.403.697
	- E6110 Municipio José Felix Ribas	46.929.656					46.929.656

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6111 Municipio Juan Germán Roscio	98.492.346					98.492.346
	- E6112 Municipio Santa María de Ipire	34.825.498					34.825.498
	- E6113 Municipio San José de Guaribe	31.883.031					31.883.031
	- E6114 Municipio Pedro Zaraza	60.049.557					60.049.557
	- E6115 Municipio San Gerónimo de Guayabal	38.345.628					38.345.628
	- E6201 Municipio Andrés Eloy Blanco	96.250.676					96.250.676
	- E6202 Municipio Crespo	97.522.857					97.522.857
	- E6203 Municipio Iribarren	502.502.663					502.502.663
	- E6204 Municipio Jiménez	118.206.395					118.206.395
	- E6205 Municipio Morán	132.032.907					132.032.907
	- E6206 Municipio Palavecino	146.626.752					146.626.752
	- E6207 Municipio Simón Planas	91.282.955					91.282.955
	- E6208 Municipio Torres	176.071.368					176.071.368
	- E6209 Municipio Urdaneta	111.974.435					111.974.435
	- E6301 Municipio Alberto Adriani	89.402.836					89.402.836
	- E6302 Municipio Andrés Bello	26.243.790					26.243.790
	- E6303 Municipio Antonio Pinto Salinas	31.042.512					31.042.512
	- E6304 Municipio Aricagua	22.691.187					22.691.187
	- E6305 Municipio Arzobispo Chacón	30.595.025					30.595.025
	- E6306 Municipio Campo Elías	74.893.137					74.893.137
	- E6307 Municipio Caracciolo Parra Olmedo	34.281.768					34.281.768
	- E6308 Municipio Cardenal Quintero	23.672.473					23.672.473

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6309 Municipio Guaraque	24.113.271					24.113.271
	- E6310 Municipio Julio César Salas	25.595.458					25.595.458
	- E6311 Municipio Justo Briceño	21.923.015					21.923.015
	- E6312 Municipio Libertador	146.950.994					146.950.994
	- E6313 Municipio Miranda	30.481.314					30.481.314
	- E6314 Municipio Obispo Ramos de Lora	31.263.225					31.263.225
	- E6315 Municipio Padre Noguera	19.865.157					19.865.157
	- E6316 Municipio Pueblo Llano	23.335.117					23.335.117
	- E6317 Municipio Rangel	29.233.050					29.233.050
	- E6318 Municipio Rivas Dávila	28.518.619					28.518.619
	- E6319 Municipio Santos Marquina	28.047.101					28.047.101
	- E6320 Municipio Sucre	50.918.648					50.918.648
	- E6321 Municipio Tovar	37.790.158					37.790.158
	- E6322 Municipio Tulio Febres Cordero	36.792.931					36.792.931
	- E6323 Municipio Zea	23.640.315					23.640.315
	- E6401 Municipio Acevedo	105.042.989					105.042.989
	- E6402 Municipio Andrés Bello	55.929.316					55.929.316
	- E6403 Municipio Baruta	153.926.142					153.926.142
	- E6404 Municipio Brión	76.770.056					76.770.056
	- E6405 Municipio Carrizal	66.303.253					66.303.253
	- E6406 Municipio Cristóbal Rojas	96.424.052					96.424.052
	- E6407 Municipio Buroz	59.460.128					59.460.128
	- E6408 Municipio Chacao	65.634.854					65.634.854
	- E6409 Municipio Guaicaipuro	154.085.831					154.085.831

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6410 Municipio El Hatillo	70.676.392					70.676.392
	- E6411 Municipio Independencia	104.147.407					104.147.407
	- E6412 Municipio Lander	111.181.896					111.181.896
	- E6413 Municipio Los Salías	73.162.634					73.162.634
	- E6414 Municipio Páez	74.102.606					74.102.606
	- E6415 Municipio Paz Castillo	94.630.612					94.630.612
	- E6416 Municipio Pedro Gual	67.369.514					67.369.514
	- E6417 Municipio Plaza	130.276.798					130.276.798
	- E6418 Municipio Simón Bolívar	64.883.789					64.883.789
	- E6419 Municipio Sucre	255.746.325					255.746.325
	- E6420 Municipio Urdaneta	107.410.862					107.410.862
	- E6421 Municipio Zamora	126.256.560					126.256.560
	- E6501 Municipio Acosta	40.431.079					40.431.079
	- E6502 Municipio Bolívar	50.046.524					50.046.524
	- E6503 Municipio Caripe	48.867.312					48.867.312
	- E6504 Municipio Cedeño	50.846.126					50.846.126
	- E6505 Municipio Ezequiel Zamora	62.978.440					62.978.440
	- E6506 Municipio Libertador	56.080.635					56.080.635
	- E6507 Municipio Maturín	321.017.486					321.017.486
	- E6508 Municipio Piar	55.671.233					55.671.233
	- E6509 Municipio Punceres	45.222.513					45.222.513
	- E6510 Municipio Sotillo	44.419.604					44.419.604
	- E6511 Municipio Aguasay	40.525.730					40.525.730
	- E6512 Municipio Santa Bárbara	35.994.082					35.994.082

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6513 Municipio Uracoa	37.183.336					37.183.336
	- E6601 Municipio Antolín del Campo	46.475.994					46.475.994
	- E6602 Municipio Arismendi	46.645.535					46.645.535
	- E6603 Municipio Díaz	76.631.598					76.631.598
	- E6604 Municipio García	73.104.345					73.104.345
	- E6605 Municipio Gómez	55.541.073					55.541.073
	- E6606 Municipio Maneiro	60.527.683					60.527.683
	- E6607 Municipio Marcano	51.066.707					51.066.707
	- E6608 Municipio Mariño	93.437.995					93.437.995
	- E6609 Municipio Península de Macanao	52.441.458					52.441.458
	- E6610 Municipio Tubores	56.068.932					56.068.932
	- E6611 Municipio Villalba	33.934.092					33.934.092
	- E6701 Municipio Agua Blanca	39.983.232					39.983.232
	- E6702 Municipio Araure	113.886.210					113.886.210
	- E6703 Municipio Esteller	53.314.113					53.314.113
	- E6704 Municipio Guanare	134.810.470					134.810.470
	- E6705 Municipio Guanarito	56.892.210					56.892.210
	- E6706 Municipio Monseñor José Vicente de Unda	41.475.295					41.475.295
	- E6707 Municipio Ospino	58.383.673					58.383.673
	- E6708 Municipio Páez	120.989.621					120.989.621
	- E6709 Municipio Papelón	43.889.452					43.889.452
	- E6710 Municipio San Genaro de Boconoíto	43.723.054					43.723.054

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6711 Municipio San Rafael de Onoto	38.836.344					38.836.344
	- E6712 Municipio Santa Rosalía	40.816.899					40.816.899
	- E6713 Municipio Sucre	50.896.775					50.896.775
	- E6714 Municipio Turén	65.375.919					65.375.919
	- E6801 Municipio Andrés Eloy Blanco	43.841.441					43.841.441
	- E6802 Municipio Andrés Mata	39.407.465					39.407.465
	- E6803 Municipio Arismendi	54.440.041					54.440.041
	- E6804 Municipio Benítez	54.181.482					54.181.482
	- E6805 Municipio Bermúdez	98.782.337					98.782.337
	- E6806 Municipio Bolívar	39.576.417					39.576.417
	- E6807 Municipio Cajigal	39.741.822					39.741.822
	- E6808 Municipio Cruz Salmerón Acosta	47.921.618					47.921.618
	- E6809 Municipio Libertador	33.452.393					33.452.393
	- E6810 Municipio Mariño	41.654.830					41.654.830
	- E6811 Municipio Mejía	35.948.992					35.948.992
	- E6812 Municipio Montes	58.816.112					58.816.112
	- E6813 Municipio Ribero	64.141.811					64.141.811
	- E6814 Municipio Sucre	221.073.673					221.073.673
	- E6815 Municipio Valdez	50.620.407					50.620.407
	- E6901 Municipio Andrés Bello	25.732.760					25.732.760
	- E6902 Municipio Ayacucho	44.279.587					44.279.587
	- E6903 Municipio Bolívar	44.553.006					44.553.006
	- E6904 Municipio Cárdenas	73.602.581					73.602.581
	- E6905 Municipio Córdoba	33.711.761					33.711.761

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6906 Municipio Fernández Feo	41.503.611					41.503.611
	- E6907 Municipio García de Hevia	41.811.010					41.811.010
	- E6908 Municipio Guásimos	35.920.270					35.920.270
	- E6909 Municipio Independencia	32.856.011					32.856.011
	- E6910 Municipio Jáuregui	36.664.652					36.664.652
	- E6911 Municipio Junín	56.295.040					56.295.040
	- E6912 Municipio Libertad	29.023.229					29.023.229
	- E6913 Municipio Libertador	31.263.158					31.263.158
	- E6914 Municipio Lobatera	23.062.800					23.062.800
	- E6915 Municipio Michelena	25.171.165					25.171.165
	- E6916 Municipio Panamericano	32.922.028					32.922.028
	- E6917 Municipio Pedro María Ureña	40.200.503					40.200.503
	- E6918 Municipio Samuel Darío Maldonado	26.955.187					26.955.187
	- E6919 Municipio San Cristóbal	137.009.234					137.009.234
	- E6920 Municipio Seboruco	21.523.173					21.523.173
	- E6921 Municipio Sucre	21.441.955					21.441.955
	- E6922 Municipio Uribante	32.017.874					32.017.874
	- E6923 Municipio José María Vargas	21.798.631					21.798.631
	- E6924 Municipio Antonio Rómulo Costa	21.469.345					21.469.345
	- E6925 Municipio Francisco de Miranda	19.358.656					19.358.656
	- E6926 Municipio Rafael Urdaneta	19.708.807					19.708.807
	- E6927 Municipio Simón Rodríguez	17.683.684					17.683.684
	- E6928 Municipio Torbes	39.160.079					39.160.079

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6929 Municipio San Judas Tadeo	20.786.047					20.786.047
	- E7001 Municipio Boconó	74.483.792					74.483.792
	- E7002 Municipio Candelaria	36.026.327					36.026.327
	- E7003 Municipio Carache	38.920.635					38.920.635
	- E7004 Municipio Escuque	34.424.008					34.424.008
	- E7005 Municipio Miranda	32.483.677					32.483.677
	- E7006 Municipio Monte Carmelo	27.271.864					27.271.864
	- E7007 Municipio Motatán	30.122.037					30.122.037
	- E7008 Municipio Pampan	47.451.935					47.451.935
	- E7009 Municipio Rafael Rangel	31.250.796					31.250.796
	- E7010 Municipio San Rafael de Carvajal	51.018.780					51.018.780
	- E7011 Municipio Sucre	36.314.865					36.314.865
	- E7012 Municipio Trujillo	52.162.424					52.162.424
	- E7013 Municipio Urdaneta	39.787.011					39.787.011
	- E7014 Municipio Valera	98.604.528					98.604.528
	- E7015 Municipio Andrés Bello	28.203.461					28.203.461
	- E7016 Municipio Bolívar	28.074.410					28.074.410
	- E7017 Municipio Juan Vicente Campo Elías	21.432.776					21.432.776
	- E7018 Municipio José Felipe Márquez Cañizalez	24.019.969					24.019.969
	- E7019 Municipio La Ceiba	31.192.449					31.192.449
	- E7020 Municipio Pampanito	34.589.228					34.589.228
	- E7101 Municipio Bolívar	47.537.125					47.537.125

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7102 Municipio Bruzual	67.321.441					67.321.441
	- E7103 Municipio José Antonio Páez	35.651.235					35.651.235
	- E7104 Municipio Nirgua	69.959.341					69.959.341
	- E7105 Municipio Peña	86.624.427					86.624.427
	- E7106 Municipio San Felipe	88.090.675					88.090.675
	- E7107 Municipio Sucre	35.776.019					35.776.019
	- E7108 Municipio Urachiche	37.092.134					37.092.134
	- E7109 Municipio Arístide Bastidas	35.974.893					35.974.893
	- E7110 Municipio Cocorote	49.596.508					49.596.508
	- E7111 Municipio Independencia	60.531.954					60.531.954
	- E7112 Municipio La Trinidad	34.044.338					34.044.338
	- E7113 Municipio Manuel Monge	33.350.541					33.350.541
	- E7114 Municipio Veroes	44.765.609					44.765.609
	- E7201 Municipio Almirante Padilla	63.014.310					63.014.310
	- E7202 Municipio Baralt	96.929.823					96.929.823
	- E7203 Municipio Cabimas	156.373.206					156.373.206
	- E7204 Municipio Catatumbo	86.913.658					86.913.658
	- E7205 Municipio Colón	112.607.951					112.607.951
	- E7206 Municipio Jesús Enrique Lossada	110.240.466					110.240.466
	- E7207 Municipio La Cañada de Urdaneta	93.349.295					93.349.295
	- E7208 Municipio Lagunillas	132.979.510					132.979.510
	- E7209 Municipio Mara	141.002.810					141.002.810

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7210 Municipio Maracaibo	609.220.428					609.220.428
	- E7211 Municipio Miranda	99.607.601					99.607.601
	- E7212 Municipio Indígena Bolivariano Guajira	88.761.591					88.761.591
	- E7213 Municipio Machiques de Perijá	128.334.657					128.334.657
	- E7214 Municipio Rosario de Perijá	99.472.692					99.472.692
	- E7215 Municipio Santa Rita	80.956.255					80.956.255
	- E7216 Municipio Sucre	82.207.914					82.207.914
	- E7217 Municipio Valmore Rodríguez	80.344.523					80.344.523
	- E7218 Municipio Francisco Javier Pulgar	72.255.207					72.255.207
	- E7219 Municipio Jesús Maria Semprún	85.293.178					85.293.178
	- E7220 Municipio San Francisco	220.790.814					220.790.814
	- E7221 Municipio Simón Bolívar	75.494.004					75.494.004
	- E7301 Municipio Vargas	535.728.491					535.728.491
	- E7600 Área Metropolitana de Caracas	214.893.872					214.893.872
4.07.07.00.00	Subsidio de capitalidad	50.000.000					50.000.000
4.07.07.01.00	Subsidio de capitalidad	50.000.000					50.000.000
	- E5000 Distrito Capital	50.000.000					50.000.000

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	10.000.000					10.000.000
	TOTAL	**10.000.000**					**10.000.000**

32

Defensoría del Pueblo

DEFENSORÍA DEL PUEBLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Defensoría del Pueblo, con el propósito de cumplir con las metas trazadas para el Ejercicio Económico Financiero 2015, aspira atender los proyectos relacionados con el fortalecimiento de los mecanismos de protección, promoción, defensa y vigilancia de los derechos humanos con la participación de grupos organizados, así como el funcionamiento de la Comisión Nacional de Prevención de la Tortura y Otros Tratos Crueles, Inhumanos o Degradantes.

Con la ejecución de estos proyectos institucionales, esta Casa Defensorial espera seguir contribuyendo a que las personas y grupos se reconozcan como titulares de derechos humanos y acompañarles en la exigibilidad del reconocimiento y protección de los mismos ante los órganos, entes y/o autoridades competentes, otorgándoles a su vez las herramientas que le permitan conocer sus Derechos Humanos y Fundamentales y sean multiplicadores para la Promoción, Defensa y Vigilancia de éstos.

Asimismo, la Defensoría del Pueblo aspira mejorar la dotación de insumos a todas y cada una de sus Oficinas Delegadas a nivel nacional, ya sean materiales, servicios y equipamientos, ello a los fines de que tanto las personas como los colectivos de los lugares más apartados tengan conocimiento de que cuentan con una institución comprometida con el fortalecimiento de su misión y visión, la cual posee como premisa fundamental la atención, acompañamiento y defensa de los derechos humanos de personas y colectivos altamente vulnerables. Dicha dotación se efectuará siguiendo los criterios de razonabilidad del gasto y austeridad económica, pero sin disminuir la calidad de la atención brindada.

Por otra parte, se espera continuar con el acondicionamiento físico de los inmuebles donde se encuentran instaladas nuestras sedes defensoriales, para de esta manera, seguir contando con espacios adecuados que permitan el cumplimiento de las funciones de promoción, defensa y vigilancia de los Derechos Humanos.

Con lo anteriormente expuesto, la Defensoría del Pueblo seguirá contribuyendo al logro del pleno reconocimiento y protección de la dignidad de todas las personas, fundamentalmente de aquellas en situación de discriminación, marginalidad y vulnerabilidad, que potenciará la participación protagónica y la organización de las comunidades para la realización plena de sus derechos humanos y seguirá en el cumplimiento de su rol activo para la prevención de la tortura y otros tratos crueles, inhumanos o degradantes.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123774	320023000	Fortalecimiento de los mecanismos de protección, promoción, defensa y vigilancia de los derechos humanos con participación de grupos organizados.	persona	43.270	43.270	86.540	153.797.042			153.797.042
123805	320024000	Comisión Nacional de Prevención de la Tortura y otros Tratos Crueles, Inhumanos o Degradantes	persona	3.600	3.600	7.200	9.499.142			9.499.142
	329999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			8.500.000	8.500.000			8.500.000
						TOTAL	171.796.184			171.796.184

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
320001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	44.879.155			44.879.155
320002000	Gestión administrativa	1.000.000			1.000.000
320003000	Previsión y protección social	3.362.364			3.362.364
320006000	Gestión Auditoria Interna	4.159.927			4.159.927
	TOTAL	**53.401.446**			**53.401.446**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**409**	**322**	**83**	**814**	**47.773.530**		**47.773.530**
Altos Funcionarios y de Elección Popular	1			1	357.211		357.211
Alto Nivel y de Dirección	50	47	22	119	5.666.161		5.666.161
Directivo	2	3		5	555.600		555.600
Profesional y Técnico	250	171	40	461	31.523.819		31.523.819
Personal Administrativo	101	47	13	161	7.385.978		7.385.978
Obrero	5	54	8	67	2.284.761		2.284.761
Personal Contratado	**68**	**80**		**148**	**5.407.957**		**5.407.957**
Profesional y Técnico	68	80		148	5.407.957		5.407.957
TOTAL	**477**	**402**	**83**	**962**	**53.181.487**		**53.181.487**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**9**	**6**	**15**	**968.823**
Empleados	9	6	15	968.823
Jubilados	**7**	**11**	**18**	**2.393.541**
Empleados	7	11	18	2.393.541
TOTAL	**16**	**17**	**33**	**3.362.364**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	180.830.622			180.830.622
4.02	Materiales, suministros y mercancías	5.548.483			5.548.483
4.03	Servicios no personales	23.316.463			23.316.463
4.04	Activos reales	2.639.698			2.639.698
4.07	Transferencias y donaciones	12.862.364			12.862.364
	TOTAL	**225.197.630**			**225.197.630**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	8.500.000			8.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	8.500.000			8.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	8.500.000			8.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	8.500.000			8.500.000
	- A0412 Fundación Juan Vives Suriá	8.500.000			8.500.000

PROYECTO: COD. N.E: 123774 COD. PPTO: 320023000 Fortalecimiento de los Mecanismos de Protección, Promoción, Defensa y Vigilancia de los Derechos Humanos con participación de grupos organizados

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(43.270) Mas.(43.270) Total (86.540)

ASIGNACIÓN PRESUPUESTARIA: 153.797.042

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la estructura y la capacidad de gestión institucional de la Defensoría del Pueblo para el ejercicio de sus competencias y atribuciones.

OBJETIVOS ESPECÍFICOS: Fortalecer los mecanismos de promoción, protección, vigilancia y ejercicio de los derechos humanos mediante estrategias de atención a la población, formación y organización de comunidades, que involucren la articulación entre el Estado y la sociedad para la vigencia de los derechos humanos.

RESULTADO: Denuncias recibidas efectivamente, procesadas y tramitadas, con la investigación y seguimiento para la restitución del derecho infringido, así como personas y colectivos de comunidades formados e incorporados en procesos de defensa colectiva de sus derechos humanos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	128.600.718					128.600.718
4.02	Materiales, suministros y mercancías	3.868.940					3.868.940
4.03	Servicios no personales	19.112.834					19.112.834
4.04	Activos reales	2.214.550					2.214.550
	TOTAL	**153.797.042**					**153.797.042**

PROYECTO: COD. N.E: 123805 COD. PPTO: 320024000 Comisión Nacional de Prevención de la Tortura y otros Tratos Crueles, Inhumanos o Degradantes

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(3.600) Mas.(3.600) Total (7.200)

ASIGNACIÓN PRESUPUESTARIA: 9.499.142

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la estructura y la capacidad de gestión institucional de la Defensoría del Pueblo para el ejercicio de sus competencias y atribuciones.

OBJETIVOS ESPECÍFICOS: Prevenir la ocurrencia de prácticas de tortura o tratos crueles, inhumanos o degradantes, mediante la transformación de las condiciones que la favorecen y la vigilancia permanente sobre los espacios susceptibles de albergarla, garantizando la reparación integral de las víctimas y la participación organizada del Poder Popular.

RESULTADO: Funcionarios y funcionarias del estado venezolano capacitados en la materia de tortura, tratos crueles, inhumanos o degradantes, casos atendidos e investigados para darle atención integral y reparación a la víctima, comunidades involucradas para la prevención y articulación con organizaciones o comités de víctimas de tortura y otros tratos crueles, inhumanos o degradantes para el conocimiento de los casos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.110.161					5.110.161
4.02	Materiales, suministros y mercancías	1.454.048					1.454.048
4.03	Servicios no personales	2.509.785					2.509.785
4.04	Activos reales	425.148					425.148
	TOTAL	**9.499.142**					**9.499.142**

PROYECTO: COD. N.E: COD. PPTO: 329999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(8.500.000)

ASIGNACIÓN PRESUPUESTARIA: 8.500.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	8.500.000					8.500.000
	TOTAL	**8.500.000**					**8.500.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	8.500.000					8.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	8.500.000					8.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	8.500.000					8.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	8.500.000					8.500.000
	- A0412 Fundación Juan Vives Suriá	8.500.000					8.500.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	43.590.219					43.590.219
4.03	Servicios no personales	1.288.936					1.288.936
	TOTAL	**44.879.155**					**44.879.155**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.000.000					1.000.000
	TOTAL	**1.000.000**					**1.000.000**

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.362.364					3.362.364
	TOTAL	**3.362.364**					**3.362.364**

ACCIÓN CENTRALIZADA: Gestión Auditoria Interna
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.529.524					3.529.524
4.02	Materiales, suministros y mercancías	225.495					225.495
4.03	Servicios no personales	404.908					404.908
	TOTAL	**4.159.927**					**4.159.927**

33

Vicepresidencia de la República

VICEPRESIDENCIA DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Vicepresidencia de la República Bolivariana de Venezuela, es el órgano responsable de coordinar las políticas públicas, sobre la base de los valores de compromiso institucional, justicia social, ética, excelencia y el trabajo en equipo, con trabajadores calificados y comprometidos en lo técnico, político y social, para garantizar la calidad de vida del pueblo venezolano, a partir de las atribuciones que le son conferidas al Vicepresidente Ejecutivo, de acuerdo a los artículos 238 y 239 de la Constitución de la República Bolivariana de Venezuela y 49 de la Ley Orgánica de la Administración Pública, de colaborar con el Presidente o la Presidenta de la República, en la dirección de la acción de gobierno y de presidir el Consejo Federal de Gobierno y coordinar las relaciones del Ejecutivo Nacional con los Estados, los Distritos Metropolitanos, presidir el Consejo de Estado, así como las que le señale la Ley y demás actos normativos.

El Plan Operativo Anual Institucional (POAI) 2015, como expresión de la planificación operativa e instrumento de registros, permitirá concretar las líneas definidas en el Plan Estratégico de la Vicepresidencia de la República, referidas a la formulación de los proyectos estratégicos e institucionales, así como las acciones centralizadas que sirven de apoyo.

Los proyectos formulados para el Ejercicio Económico Financiero 2015, parten del enfoque estratégico planteado en el legado histórico del Comandante Supremo Hugo Chávez Frías y apuntan hacia la Venezuela potencia dentro de los cinco grandes objetivos históricos de las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

Para el logro de estos objetivos, se hará énfasis en el papel de la política pública venezolana, enmarcadas en las atribuciones y potestades asignadas por Ley a la Vicepresidencia.

Orientados a continuar de acuerdo a las atribuciones conferidas constitucionalmente a ser la institución, vigilante y garante de la gestión gubernamental como órgano de apoyo a las políticas públicas a través del seguimiento y control, de manera eficiente y eficaz, generadora de referentes que contribuyan a la inclusión del individuo en una sociedad de solidaridad e igualdad.

El contenido del Plan de la Patria contempla de manera concreta la transformación progresiva de la organización política, social y económica de Venezuela a mediano y largo plazo, no en lo inmediato.

El Sistema está integrado por: Consejo Federal de Gobierno, Consejo Estadal de Planificación y Coordinación de Políticas Públicas, Consejo Local de Planificación Pública, Consejos de Planificación Comunal y Consejos Comunales. El primero de los nombrados es precisamente el responsable de la coordinación y planificación de las políticas y acciones para el proceso de descentralización y transferencia de competencias del Poder Nacional a los estados y municipios y luego de éstos a las organizaciones de base del Poder Popular.

En este sentido, uno de los objetivos de las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", es fortalecer el Sistema Nacional de Planificación Pública y Popular, con la finalidad de construir por esa vía la sociedad socialista de Justicia y equidad, en el marco de un nuevo Estado Democrático y Social de Derecho y de Justicia.

Para ello plantean varias acciones: a) avanzar en el desarrollo del ordenamiento legal del Sistema de Planificación Pública y Popular; b) reforzar el funcionamiento de los órganos encargados de la planificación y coordinación de los recursos públicos orientados a la consecución, coordinación y armonización de planes y proyectos a través de la transformación del país, el desarrollo territorial equilibrado y la justa distribución de la riqueza; c) optimizar los procesos de definición, formulación, ejecución, control y evaluación de las políticas públicas, regulando la relación entre los distintos niveles políticos del Poder Público y la relación de éstos con el Poder Popular; d) desarrollar un sistema único que integre la formulación, ejecución y control de los planes y proyectos vinculados con el presupuesto público, que permita el seguimiento oportuno de las metas y objetivos establecidos, promoviendo la transparencia en el manejo de los recursos públicos, bajo criterios de prudencia y racionalidad económica.

La Vicepresidencia de la República Bolivariana de Venezuela orientará su política de gestión estratégica a promover el desarrollo integral del ciudadano, privilegiando la condición humana, apalancando la generación de impactos positivos en la condición social de las personas, ampliando sus libertades y combatiendo la pobreza, contribuir con la satisfacción las necesidades humanas de los venezolanos en todos los ámbitos de las áreas de Educación, Salud, Alimentación, Capacitación para el trabajo productivo y cooperativo, Cultura e Identidad Nacional, Seguridad y Defensa, entre otros.

En este sentido, se elaboró el Plan Estratégico de la Vicepresidencia, fundamentado en garantizar al pueblo venezolano la Suprema Felicidad Social, a través del cumplimiento de los objetivos establecido de las “Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019”.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
126053	330025000	Preservar la soberanía nacional mediante el desarrollo de operaciones, que permitan la detección oportuna de amenazas que pongan en situación de riesgo la estabilidad y la continuidad de la democracia participativa y protagónica impulsada por la Revolución Bolivariana	Informe			12	801.561.801			801.561.801
126213	330033000	Mejoramiento de la calidad de vida de las personas, grupos, comunidades, familias y colectivos en condición de vulnerabilidad, a los fines de brindar una atención integral oportuna	Solicitud			24.000	48.058.718			48.058.718
126262	330035000	Fortalecimiento del sistema tecnológico de comunicación e información de la Vicepresidencia de la República Bolivariana de Venezuela	Acondicionamiento			5	27.646.180			27.646.180
126275	330037000	Ampliación del sistema tecnológico de control de acceso de la Vicepresidencia de la República Bolivariana de Venezuela	Equipamiento			1	2.458.650			2.458.650
126279	330038000	Proyecto de remodelación y acondicionamiento de infraestructura de las áreas internas y externas de la Vicepresidencia de la República	Acondicionamiento			4	7.862.400			7.862.400
126305	330039000	Proyecto de modernización y acondicionamiento de sala de prensa de la Vicepresidencia para el fortalecimiento de la difusión de la información, relacionada con la gestión de gobierno a nivel nacional e Internacional	Sala			1	2.896.240			2.896.240
126310	330040000	Implementación de un sistema de gestión documental de la Vicepresidencia de la República	Sistema			1	1.388.408			1.388.408
126318	330041000	Fortalecimiento de la infraestructura tecnológica de la Superintendencia Nacional de Precios Justos y Oficinas Regionales	Equipo			503	16.788.000			16.788.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2015
126357	330042000	Determinar costos, ganancias y precios justos de bienes y servicios	Producto			50	292.807.200			292.807.200
126364	330043000	Fortalecimiento de la protección ciudadana en el acceso de los bienes y servicios	Inspección			16.704	10.404.800			10.404.800
	339999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			91.572.484	91.572.484			91.572.484
						TOTAL	1.303.444.881			1.303.444.881

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2015
330001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	400.115.148			400.115.148
330002000	Gestión administrativa	919.310.901			919.310.901
330003000	Previsión y protección social	46.320.131			46.320.131
330006000	Gastos de funcionamiento de la Comisión Central de Planificación y entes adscritos	10.000.000			10.000.000
	TOTAL	1.375.746.180			1.375.746.180

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.045**	**2.801**	**10**	**3.856**	**117.554.567**	**98.195.052**	**215.749.619**
Altos Funcionarios y de Elección Popular		1		1	89.467		89.467
Alto Nivel y de Dirección	17	10	10	37	3.173.417		3.173.417
Directivo	25	43		68	2.048.936	1.977.440	4.026.376
Profesional y Técnico	232	385		617	16.856.651	12.531.587	29.388.238
Personal Administrativo	222	326		548	14.228.990	13.008.011	27.237.001
Personal Policial	370	1.731		2.101	63.237.999	61.098.874	124.336.873
Obrero	179	305		484	17.919.107	9.579.140	27.498.247
Personal Fijo a Tiempo Parcial	**9**	**10**		**19**	**495.730**	**645.565**	**1.141.295**
Personal Médico	9	10		19	495.730	645.565	1.141.295
Personal Contratado	**668**	**1.188**		**1.856**	**71.917.717**		**71.917.717**
Profesional y Técnico	594	934		1.528	59.178.476		59.178.476
Personal Administrativo	67	181		248	8.510.085		8.510.085
Obrero	7	73		80	4.229.156		4.229.156
TOTAL	**1.722**	**3.999**	**10**	**5.731**	**189.968.014**	**98.840.617**	**288.808.631**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**67**	**73**	**140**	**11.445.729**
Médicos		1	1	58.985
Empleados	43	56	99	9.031.304
Obreros	24	16	40	2.355.440
Jubilados	**139**	**300**	**439**	**34.874.402**
Médicos	1	2	3	184.590
Empleados	137	298	435	34.627.811
Obreros	1		1	62.001
TOTAL	**206**	**373**	**579**	**46.320.131**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.185.448.149			1.185.448.149
4.02	Materiales, suministros y mercancías	271.700.251			271.700.251
4.03	Servicios no personales	322.243.884			322.243.884
4.04	Activos reales	79.440.915			79.440.915
4.06	Gastos de defensa y seguridad del estado	99.500.000			99.500.000
4.07	Transferencias y donaciones	719.695.005			719.695.005
4.11	Disminución de pasivos	1.162.857			1.162.857
	TOTAL	**2.679.191.061**			**2.679.191.061**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	601.802.899			601.802.899
4.07.01.00.00	Transferencias y donaciones corrientes internas	601.802.899			601.802.899
4.07.01.03.00	Transferencias corrientes internas al sector público	601.802.899			601.802.899
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	601.802.899			601.802.899
	- A0460 Fundación Misión Milagro	130.000.000			130.000.000
	- A0487 Fundación Gran Misión Saber y Trabajo	114.337.799			114.337.799
	- A0511 Región Estratégica de Desarrollo Integral Marítima e Insular	4.881.268			4.881.268
	- A0512 Región Estratégica de Desarrollo Integral Occidental	14.200.415			14.200.415
	- A0513 Región Estratégica de Desarrollo Integral Oriental	31.809.099			31.809.099
	- A0514 Región Estratégica de Desarrollo Integral Los Llanos	30.580.339			30.580.339
	- A0516 Región Estratégica de Desarrollo Integral Guayana	6.790.951			6.790.951
	- A0519 Región Estratégica de Desarrollo Integral Los Andes	6.476.311			6.476.311
	- A0523 Región Estratégica de Desarrollo Integral Central	22.726.717			22.726.717
	- A0542 Fundación Misión Nevado	80.000.000			80.000.000
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	70.000.000			70.000.000
	- A0908 Servicio Nacional de Contrataciones	90.000.000			90.000.000

PROYECTO: COD. N.E: 126053 COD. PPTO: 330025000 Preservar la soberanía nacional mediante el desarrollo de operaciones, que permitan la detección oportuna de amenazas que pongan en situación de riesgo la estabilidad y la continuidad de la democracia participativa y protagónica impulsada por la Revolución Bolivariana

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(12)

ASIGNACIÓN PRESUPUESTARIA: 801.561.801

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar los procesos relacionados con la obtención de información útil, para la preservación del orden democrático de la Nación

OBJETIVOS ESPECÍFICOS: Incrementar la efectividad de las redes de información desplegadas en el ámbito nacional e internacional, a fin de aumentar la eficacia de las operaciones de inteligencia y contrainteligencia ejecutadas por este Servicio

RESULTADO: Año 2015 con mínimos niveles de conflictividad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	558.139.487					558.139.487
4.02	Materiales, suministros y mercancías	70.523.821					70.523.821
4.03	Servicios no personales	60.941.190					60.941.190
4.04	Activos reales	12.457.303					12.457.303
4.06	Gastos de defensa y seguridad del estado	99.500.000					99.500.000
	TOTAL	**801.561.801**					**801.561.801**

PROYECTO: COD. N.E: 126213 COD. PPTO: 330033000 Mejoramiento de la calidad de vida de las personas, grupos, comunidades, familias y colectivos en condición de vulnerabilidad, a los fines de brindar una atención integral oportuna

UNIDAD DE MEDIDA: Solicitud

CANTIDAD: Fem.(0) Mas.(0) Total(24000)

ASIGNACIÓN PRESUPUESTARIA: 48.058.718

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la articulación de los distintos estratos del Estado para dar respuestas rápidas a las solicitudes del soberano, así como también promover la formación y capacitación de la comunidad en aquellos aspectos vinculados al derecho a la participación ciudadana en el control de la gestión pública

OBJETIVOS ESPECÍFICOS: Garantizar la atención integral a personas, colectivos, grupos, comunidades y familias en condición de vulnerabilidad, que acudan o estén bajo la responsabilidad de la Vicepresidencia Ejecutiva de la República Bolivariana de Venezuela

RESULTADO: Total de las solicitudes resueltas en un 100%

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	12.000.000					12.000.000
4.03	Servicios no personales	8.350.000					8.350.000
4.07	Transferencias y donaciones	27.708.718					27.708.718
	TOTAL	**48.058.718**					**48.058.718**

PROYECTO: COD. N.E: 126262 COD. PPTO: 330035000 Fortalecimiento del sistema tecnológico de comunicación e información de la Vicepresidencia de la República Bolivariana de Venezuela

UNIDAD DE MEDIDA: Acondicionamiento

CANTIDAD: Fem.(0) Mas.(0) Total(5)

ASIGNACIÓN PRESUPUESTARIA: 27.646.180

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar la adecuación de la plataforma tecnológica de comunicación e información

OBJETIVOS ESPECÍFICOS: Adecuación del cableado estructurado de la red e instalación de la central telefónica VOIP, con la finalidad de actualizar, remodelar y satisfacer los requerimientos y necesidades actuales de la Vicepresidencia

RESULTADO: La ejecución del proyecto de adecuar y modernizar la plataforma tecnológica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	11.607.626					11.607.626
4.03	Servicios no personales	3.792.093					3.792.093
4.04	Activos reales	12.246.461					12.246.461
	TOTAL	**27.646.180**					**27.646.180**

PROYECTO: COD. N.E: 126275 COD. PPTO: 330037000 Ampliación del sistema tecnológico de control de acceso de la Vicepresidencia de la República Bolivariana de Venezuela

UNIDAD DE MEDIDA: Equipamiento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 2.458.650

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ampliar y reforzar el sistema tecnológico de seguridad integral para el año 2015, para minimizar los niveles de riesgos, que contribuyan a fortalecer y defender a los poderes públicos del Estado y generar un clima de seguridad y control de las actividades de personas y bienes de la Vicepresidencia de la República Bolivariana de Venezuela

OBJETIVOS ESPECÍFICOS: Ampliar y reforzar el sistema tecnológico de seguridad integral para el año 2015, para minimizar los niveles de riesgos, que contribuyan a fortalecer y defender a los poderes públicos del Estado y generar un clima de seguridad y control de las actividades de personas y bienes de la Vicepresidencia de la República Bolivariana de Venezuela

RESULTADO: Reducir los niveles de riesgo del ciudadano Vicepresidente Ejecutivo, funcionarios, usuarios, instalaciones y bienes en la Vicepresidencia de la República Bolivariana de Venezuela

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	134.979					134.979
4.03	Servicios no personales	283.276					283.276
4.04	Activos reales	2.040.395					2.040.395
	TOTAL	**2.458.650**					**2.458.650**

PROYECTO: COD. N.E: 126279 COD. PPTO: 330038000 Proyecto de remodelación y acondicionamiento de infraestructura de las áreas internas y externas de la Vicepresidencia de la República

UNIDAD DE MEDIDA: Acondicionamiento

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 7.862.400

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Acondicionar y mejorar todas las áreas correspondiente al Edificio sede y sus anexos logrando así una mejor calidad para todo el personal

OBJETIVOS ESPECÍFICOS: Elaboración de trabajos para mejoras y adecuación al edificio sede y anexo de la Vicepresidencia de la República Bolivariana de Venezuela, para garantizar un mejor ambiente laboral

RESULTADO: Condiciones óptimas de los espacios físicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	842.400					842.400
4.04	Activos reales	7.020.000					7.020.000
	TOTAL	**7.862.400**					**7.862.400**

PROYECTO: COD. N.E: 126305 COD. PPTO: 330039000 Proyecto de modernización y acondicionamiento de sala de prensa de la Vicepresidencia para el fortalecimiento de la difusión de la información, relacionada con la gestión de gobierno a nivel nacional e internacional

UNIDAD DE MEDIDA: Sala

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 2.896.240

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover y difundir las políticas, planes, programas, proyectos y logros desarrollados por la Vicepresidencia de la República, sus entes adscritos y Ministerios, e impulsar el establecimiento de mecanismos de cooperación e intercambio institucional en el ámbito nacional e internacional, bajo los lineamientos del órgano rector en la materia

OBJETIVOS ESPECÍFICOS: Garantizar un adecuado ambiente para la realización de las ruedas de prensa, emisión de comunicados oficiales, declaraciones del Ciudadano Vicepresidente u otros voceros del gobierno

RESULTADO: Sala de prensa acorde a los requerimientos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	247.576					247.576
4.03	Servicios no personales	770.536					770.536
4.04	Activos reales	1.878.128					1.878.128
	TOTAL	**2.896.240**					**2.896.240**

PROYECTO: COD. N.E: 126310 COD. PPTO: 330040000 Implementación de un sistema de gestión documental de la Vicepresidencia de la República

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.388.408

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la sistematización, resguardo, acceso y conservación de la memoria histórica de la Vicepresidencia

OBJETIVOS ESPECÍFICOS: Fortalecer el sistema de archivo central, a los fines de garantizar oportunamente la búsqueda de información

RESULTADO: Instalación de un sistema integral de archivo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	351.709					351.709
4.03	Servicios no personales	148.758					148.758
4.04	Activos reales	887.941					887.941
	TOTAL	**1.388.408**					**1.388.408**

PROYECTO: COD. N.E: 126318 COD. PPTO: 330041000 Fortalecimiento de la infraestructura tecnológica de la Superintendencia Nacional de Precios Justos y Oficinas Regionales

UNIDAD DE MEDIDA: Equipo

CANTIDAD: Fem.(0) Mas.(0) Total(503)

ASIGNACIÓN PRESUPUESTARIA: 16.788.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar y adecuar las plataformas tecnológicas de comunicación e información para una eficaz y oportuna y respuesta a las necesidades de la colectividad

OBJETIVOS ESPECÍFICOS: Garantizar el acceso oportuno y uso adecuado de la plataforma tecnológica, atendiendo las necesidades sociales

RESULTADO: Infraestructura tecnológica fortalecida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.335.000					3.335.000
4.03	Servicios no personales	4.267.526					4.267.526
4.04	Activos reales	9.185.474					9.185.474
	TOTAL	**16.788.000**					**16.788.000**

PROYECTO: COD. N.E: 126357 COD. PPTO: 330042000 Determinar costos, ganancias y precios justos de bienes y servicios

UNIDAD DE MEDIDA: Producto

CANTIDAD: Fem.(0) Mas.(0) Total(50)

ASIGNACIÓN PRESUPUESTARIA: 292.807.200

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar el cumplimiento de la Ley de Costos Ganancias y Precios Justos para desarrollar el nuevo modelo productivo endógeno, como base económica del socialismo del siglo XXI y alcanzar un crecimiento sostenido

OBJETIVOS ESPECÍFICOS: Diseñar los mecanismos que contribuyan a la estabilización de precios de bienes y servicios

RESULTADO: Costos y precios regulados en cumplimiento de la Ley de Costos y Precios Justos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	224.000.000					224.000.000
4.02	Materiales, suministros y mercancías	13.620.000					13.620.000
4.03	Servicios no personales	41.126.200					41.126.200
4.04	Activos reales	14.061.000					14.061.000
	TOTAL	**292.807.200**					**292.807.200**

PROYECTO: COD. N.E: 126364 COD. PPTO: 330043000 Fortalecimiento de la protección ciudadana en el acceso de los bienes y servicios

UNIDAD DE MEDIDA: Inspección

CANTIDAD: Fem.(0) Mas.(0) Total(16704)

ASIGNACIÓN PRESUPUESTARIA: 10.404.800

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar el desarrollo armónico, justo, equitativo, productivo y soberano de la economía nacional, a través de la determinación de precios justos de bienes y servicios, mediante el análisis de las estructuras de costos, la fijación del porcentaje máximo de ganancia y la fiscalización efectiva de la actividad económica y comercial, a fin de proteger los ingresos de todas las ciudadanas y ciudadanos, y muy especialmente el salario de las trabajadoras y los trabajadores; el acceso de las personas a los bienes y servicios para la satisfacción de sus necesidades; establecer los ilícitos administrativos sus procedimientos y sanciones, los delitos económicos, su penalización y el resarcimiento de los daños sufridos, para la consolidación del orden económico socialista productivo

OBJETIVOS ESPECÍFICOS: Garantizar la disminución de los flagelos que padece la población venezolana, mediante la inspección y fiscalización de las actividades económicas ejercidas por personas naturales y jurídicas

RESULTADO: Reducción en los niveles de usuras, acaparamiento y especulación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.660.000					1.660.000
4.03	Servicios no personales	8.334.800					8.334.800
4.04	Activos reales	410.000					410.000
	TOTAL	10.404.800					10.404.800

PROYECTO: COD. N.E: COD. PPTO: 339999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(91572484)

ASIGNACIÓN PRESUPUESTARIA: 91.572.484

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	91.572.484					91.572.484
	TOTAL	**91.572.484**					**91.572.484**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	91.572.484					91.572.484
4.07.01.00.00	Transferencias y donaciones corrientes internas	91.572.484					91.572.484
4.07.01.03.00	Transferencias corrientes internas al sector público	91.572.484					91.572.484
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	91.572.484					91.572.484
	- A0487 Fundación Gran Misión Saber y Trabajo	81.041.734					81.041.734
	- A0908 Servicio Nacional de Contrataciones	10.530.750					10.530.750

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	399.298.660					399.298.660
4.03	Servicios no personales	816.488					816.488
	TOTAL	**400.115.148**					**400.115.148**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	154.719.540					154.719.540
4.03	Servicios no personales	190.080.619					190.080.619
4.04	Activos reales	19.254.213					19.254.213
4.07	Transferencias y donaciones	554.093.672					554.093.672
4.11	Disminución de pasivos	1.162.857					1.162.857
	TOTAL	**919.310.901**					**919.310.901**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	510.230.415					510.230.415
4.07.01.00.00	Transferencias y donaciones corrientes internas	510.230.415					510.230.415
4.07.01.03.00	Transferencias corrientes internas al sector público	510.230.415					510.230.415
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	510.230.415					510.230.415
	- A0460 Fundación Misión Milagro	130.000.000					130.000.000
	- A0487 Fundación Gran Misión Saber y Trabajo	33.296.065					33.296.065

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0511 Región Estratégica de Desarrollo Integral Marítima e Insular	4.881.268					4.881.268
	- A0512 Región Estratégica de Desarrollo Integral Occidental	14.200.415					14.200.415
	- A0513 Región Estratégica de Desarrollo Integral Oriental	31.809.099					31.809.099
	- A0514 Región Estratégica de Desarrollo Integral Los Llanos	30.580.339					30.580.339
	- A0516 Región Estratégica de Desarrollo Integral Guayana	6.790.951					6.790.951
	- A0519 Región Estratégica de Desarrollo Integral Los Andes	6.476.311					6.476.311
	- A0523 Región Estratégica de Desarrollo Integral Central	22.726.717					22.726.717
	- A0542 Fundación Misión Nevado	80.000.000					80.000.000
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	70.000.000					70.000.000
	- A0908 Servicio Nacional de Contrataciones	79.469.250					79.469.250

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	46.320.131					46.320.131
	TOTAL	**46.320.131**					**46.320.131**

ACCIÓN CENTRALIZADA: Gastos de funcionamiento de la Comisión Central de Planificación y entes adscritos
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.010.002					4.010.002
4.02	Materiales, suministros y mercancías	3.500.000					3.500.000
4.03	Servicios no personales	2.489.998					2.489.998
	TOTAL	**10.000.000**					**10.000.000**

34

Ministerio del Poder Popular para la Agricultura y Tierras

MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para la Agricultura y Tierras para el año 2015 continuará impulsando al sector agrícola, forestal, acuícola y pesquero en el marco de lo establecido en la Constitución de la República Bolivariana de Venezuela y las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en lo que respecta al logro de la soberanía alimentaria para garantizar el sagrado derecho a la alimentación del pueblo venezolano; por lo que se plantea consolidar las bases agroproductivas del país, mediante la dinamización y fortalecimiento de los circuitos agroproductivos y sus componentes en los espacios rurales; además, de la adecuación del sistema agroalimentario nacional a las nuevas tecnologías, propiciando el desarrollo de las capacidades de autogestión, principalmente de los pequeños y medianos productores agrícolas; así como estimular el mayor rendimiento agroproductivo en función de la satisfacción de las necesidades y el manejo sustentable de los recursos para garantizar eficientemente la seguridad alimentaria de la población.

Para ello, se desarrollaran planes y programas que se basen en la transformación del aparato productivo de los distintos sectores de la economía y el aumento de la producción nacional de los rubros estratégicos.

La política agrícola se orienta al desarrollo de acciones que le garanticen a los pequeños y medianos productores colocar su producción en condiciones favorables de oportunidad y seguridad, en un proceso de intercambio justo en pro de su sostenimiento socio-económico; quienes a su vez, asegurarán que el producto llegue al consumidor en óptimas condiciones y a precios solidarios, basados en las siguientes líneas generales:

- Promover el desarrollo humano familiar y socio-laboral.
- Establecer mecanismos administrativos de control para la socialización de excedentes.
- Impulsar la formación y organización social.
- Fortalecer los mecanismos de creación y desarrollo de empresas de producción social (EPS) y de redes en la economía social.
- Promover el aumento de la productividad, dotación de maquinarias, insumos y servicios para la producción.
- Coordinar la acción del Estado para el desarrollo económico regional y local.
- Focalizar la acción sectorial del Estado.
- Establecer espacios de concertación.
- Capacitar a los productores para la agricultura sustentable.
- Mejorar los servicios de sanidad agropecuaria y de los alimentos.
- Rescatar y ampliar la infraestructura para el medio rural y la producción.
- Consolidar la capacidad del Estado en procesamiento y servicios para transformarla en economía social.
- Fomentar la investigación y desarrollo para garantizar la soberanía alimentaria.

En tal sentido, para el año 2015 el Ministerio del Poder Popular para la Agricultura y Tierras ejecutará sus acciones centralizadas y proyectos fundamentados en los siguientes objetivos:

- Establecer un sistema de información estadística de la actividad agrícola del país que permita mayor efectividad y eficiencia en la formulación de políticas, planes y proyectos de desarrollo a los fines de mantener el modelo socialista agrario.
- Realizar el diagnóstico de la infraestructura rural, en lo que respecta a la vialidad y sistemas de riego.
- Promover el manejo integrado de cuencas hidrográficas (recursos hídricos, forestales y suelos).
- Diseñar la ejecución y seguimiento del plan nacional de siembra y producción, incluyendo el financiamiento, los insumos y el mercado.
- Impulsar el desarrollo agroindustrial en el ámbito de la relación entre productores agropecuarios y el comercio agrario.
- Emprender la organización campesina desde la base productiva.
- Fortalecer institucionalmente al Ministerio, automatizar y actualizar la plataforma tecnológica y desarrollar sus talentos.

Para cumplir con estos objetivos, el Órgano ejecutará las siguientes competencias:

- Viabilizar el acceso de los pequeños y medianos productores a los recursos financieros, para convertir su actividad en generadora de productividad y mejor calidad de vida individual y comunitaria.
- Impulsar, coordinar y efectuar el seguimiento, así como la evaluación de la gestión empresarial agroalimentaria del país, con la finalidad de fomentar el desarrollo del aparato productivo agrario, la seguridad y soberanía agroalimentaria.
- Regular, formular y controlar políticas, planificación y realización de las actividades relacionadas con el fomento, desarrollo y protección de la producción primaria agrícola, vegetal, pecuaria, acuícola, pesquero y forestal.
- Formular políticas, planes y programas para el manejo racional de los suelos con vocación agrícola, conjuntamente con los órganos y entes competentes.
- Coordinar con los organismos y entes competentes, la formulación, coordinación, seguimiento y evaluación de las políticas de sanidad agropecuaria, insumos agrícolas, maquinarias y equipos para la producción agrícola.
- Dirigir, administrar y manejar programas de compensaciones para el desarrollo competitivo del sector y demás mecanismos e instrumentos establecidos legalmente en beneficio de los productores agrícolas.
- Definir las políticas de administración y distribución de tierras con vocación agrícola, de acuerdo con las estrategias en el uso establecidas en la legislación vigente.
- Regular y controlar la manipulación genética en materia de alimentos y producción primaria, en coordinación con los órganos y entes competentes.
- Autorizar, inspeccionar y controlar los frigoríficos y mataderos industriales, en coordinación con los órganos y entes competentes.
- Realizar la movilización de los vegetales, animales o sus partes, a los efectos del control sanitario.
- Participar en las negociaciones internacionales sobre comercio agrícola, en coordinación con los órganos y entes competentes.
- Realizar el catastro rural en coordinación con los órganos y entes competentes.
- Potenciar la participación protagónica de las comunidades rurales y periurbanas del país.
- Fomentar la investigación científica, el desarrollo tecnológico, el asesoramiento y la prestación de servicios especializados en el área, para contribuir al desarrollo sostenible y competitivo del sector agrícola, forestal, pesquero y del medio rural.
- Continuar conjuntamente con los organismos competentes el desarrollo de la infraestructura rural y agrosoporte físico, de acuerdo con los planes y estrategias nacionales de desarrollo.
- Coordinar con los órganos y entes las políticas relacionadas con los sistemas de riego, drenaje y soporte de infraestructura física del sector agropecuario y saneamiento de tierras.
- Definir las políticas pesqueras y acuícolas para fortalecer y contribuir a la seguridad alimentaria del país, mediante la promoción y consolidación de las cadenas agroproductivas, priorizando la investigación aplicada en pesca y acuicultura para garantizar un ordenamiento adecuado de los recursos.

- Definir conjuntamente con los organismos competentes las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola.
- Controlar las enfermedades fitosanitaria y zoosanitaria.
- Administrar las tierras destinadas al aprovechamiento agrícola.
- Controlar lo relativo a la utilización de fertilizantes, medicamentos veterinarios, vacunas, productos químicos, biológicos y zooterápicos.
- Definir las políticas y estrategias de desarrollo del medio rural vinculado al sector agrícola, para fomentar y estimular la organización y mejoramiento de la calidad de vida de la población rural.

El presupuesto para el ejercicio económico financiero 2015 del Ministerio del Poder Popular para la Agricultura y Tierras alcanza la cantidad de Bs. 5.472.146.556, distribuidos en Bs. 2.188.858.632 para la ejecución de proyectos y Bs. 3.283.287.924 para acciones centralizadas.

Los proyectos cuya ejecución excede el ejercicio presupuestario son los siguientes:

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
114819	340020000	Mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, adscritas al Ministerio del Poder Popular para la Agricultura y Tierras. Período 2012 - 2016	05/01/2012	30/12/2016	66.155.117	76.400.000	119.366.519		261.921.636
126873	340022000	Planificación, ejecución y divulgación del "VIII Censo Agrícola Nacional"	02/01/2015	31/03/2016		207.258.851	95.743.490		303.002.341
115119	340023000	Programa de Estadísticas Agrícolas (PEA-MPPAT)	02/01/2012	30/12/2016	82.585.410	30.000.000	186.221.046		298.806.456
121028	340026000	Adecuación física de la nueva sede del MPPAT Fase II	13/01/2014	30/12/2016	88.966.544	15.000.000	468.335.132		572.301.676
126874	340027000	Infraestructura de Datos Espaciales del Ministerio del Poder Popular para la Agricultura y Tierras (IDEMPPAT)	13/01/2015	30/12/2016		108.172.921	646.436.986		754.609.907
		TOTAL			237.707.071	436.831.772	1.516.103.173		2.190.642.016

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2015
114819	340020000	Mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, adscritas al Ministerio del Poder Popular para la Agricultura y Tierras. Período 2012 - 2016	Oficina			134	76.400.000			76.400.000
126873	340022000	Planificación, ejecución y divulgación del "VIII Censo Agrícola Nacional"	Censo			1	207.258.851			207.258.851
115119	340023000	Programa de Estadísticas Agrícolas (PEA-MPPAT)	Encuesta			42.000	30.000.000			30.000.000
125903	340024000	Desarrollo de un modelo de trazabilidad en la cadena de la carne bovina en los estados Barinas, Falcón, Lara, Miranda y Trujillo	Reporte			3	15.874.266			15.874.266
121028	340026000	Adecuación física de la nueva sede del MPPAT Fase II	Metro cuadrado			10.700	15.000.000			15.000.000
126874	340027000	Infraestructura de Datos Espaciales del Ministerio del Poder Popular para la Agricultura y Tierras (IDEMPPAT)	Unidad			30.651	108.172.921			108.172.921
	349999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.736.152.594	1.622.673.941	113.478.653		1.736.152.594
		TOTAL					2.075.379.979	113.478.653		2.188.858.632

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
340001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	733.552.939			733.552.939
340002000	Gestión administrativa	2.154.206.479			2.154.206.479
340003000	Previsión y protección social	385.255.038			385.255.038
340007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	10.273.468			10.273.468
	TOTAL	**3.283.287.924**			**3.283.287.924**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.402**	**1.668**		**3.070**	**121.680.503**	**46.207.000**	**167.887.503**
Altos Funcionarios y de Elección Popular		1		1	29.764		29.764
Alto Nivel y de Dirección	1	4		5	54.236	7.000	61.236
Directivo	18	40		58	2.479.473	956.544	3.436.017
Profesional y Técnico	506	507		1.013	43.732.776	16.871.467	60.604.243
Personal Administrativo	264	173		437	18.681.547	7.207.068	25.888.615
Personal Médico	6	4		10	427.495	164.921	592.416
Obrero	607	939		1.546	56.275.212	21.000.000	77.275.212
Personal Contratado	**686**	**627**		**1.313**	**68.663.472**		**68.663.472**
Directivo	4	3		7	519.218		519.218
Profesional y Técnico	676	622		1.298	67.718.154		67.718.154
Personal Administrativo	6	2		8	426.100		426.100
TOTAL	**2.088**	**2.295**		**4.383**	**190.343.975**	**46.207.000**	**236.550.975**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**1.613**	**90**	**1.703**	**134.623.712**
Empleados	1.613	90	1.703	134.623.712
Jubilados	**4.230**	**508**	**4.738**	**250.631.326**
Empleados	4.230	508	4.738	250.631.326
TOTAL	**5.843**	**598**	**6.441**	**385.255.038**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	765.333.467			765.333.467
4.02	Materiales, suministros y mercancías	58.486.402			58.486.402
4.03	Servicios no personales	312.737.922			312.737.922
4.04	Activos reales	204.076.660			204.076.660
4.07	Transferencias y donaciones	4.008.033.452	113.478.653		4.121.512.105
4.11	Disminución de pasivos	10.000.000			10.000.000
TOTAL		**5.358.667.903**	**113.478.653**		**5.472.146.556**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	3.621.778.414	113.478.653		3.735.257.067
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.396.083.700			2.396.083.700
4.07.01.03.00	Transferencias corrientes internas al sector público	2.396.083.700			2.396.083.700
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.699.445.109			1.699.445.109
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	354.595.097			354.595.097
	- A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)	4.924.932			4.924.932
	- A0426 Fundación Tierra Fértil	115.699.235			115.699.235
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	151.031.245			151.031.245
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	308.629.066			308.629.066
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	203.563.852			203.563.852
	- A0935 Instituto Nacional de Tierras (INTI)	354.595.097			354.595.097
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	206.406.585			206.406.585
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	518.565.876			518.565.876
	- A0245 Empresa de Propiedad Social Valle Los Tacariguas, S.A.	9.029.042			9.029.042
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	31.191.235			31.191.235
	- A1223 CVA Azúcar, S.A.	14.118.138			14.118.138
	- A1545 Corporación Venezolana de Alimentos, S.A. (CVAL, S.A.)	273.937.043			273.937.043
	- A1554 Corporación Venezolana del Café, S.A.	22.983.016			22.983.016
	- A1558 Empresa de Propiedad Social Algodones del Orinoco, C.A.	39.399.455			39.399.455

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1599 Corporación Socialista del Cacao Venezolano, S.A.	127.907.947			127.907.947
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	178.072.715			178.072.715
	- A0266 Fondo Especial Ezequiel Zamora	7.626.177			7.626.177
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	170.446.538			170.446.538
4.07.03.00.00	Transferencias y donaciones de capital internas	1.225.694.714	113.478.653		1.339.173.367
4.07.03.03.00	Transferencias de capital internas al sector público	1.225.694.714	113.478.653		1.339.173.367
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	1.166.801.810	113.478.653		1.280.280.463
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	30.000.000			30.000.000
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	211.209.235	113.478.653		324.687.888
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	190.000.000			190.000.000
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	408.716.000			408.716.000
	- A0935 Instituto Nacional de Tierras (INTI)	326.876.575			326.876.575
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	58.623.219			58.623.219
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	39.830.173			39.830.173
	- A1554 Corporación Venezolana del Café, S.A.	18.793.046			18.793.046
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	269.685			269.685
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	269.685			269.685

PROYECTO: COD. N.E: 114819 COD. PPTO: 340020000 Mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, adscritas al Ministerio del Poder Popular para la Agricultura y Tierras. Período 2012 - 2016

UNIDAD DE MEDIDA: Oficina

CANTIDAD: Fem.(0) Mas.(0) Total(134)

ASIGNACIÓN PRESUPUESTARIA: 76.400.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar las condiciones de trabajo y medio ambiente de los funcionarios de la organización de acuerdo a la estructura funcional del Ministerio, en base a los lineamientos establecidos en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.236 del 26/07/2005 (Ley Orgánica de Prevención, Condiciones y Medio Ambiente de Trabajo) (LOPCYMAT)

OBJETIVOS ESPECÍFICOS: Prestarle servicio de mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, así como el mantenimiento, reparación y dotación de vehículos

RESULTADO: Mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, acorde con las normas de higiene y seguridad (Al 100% de los espacios físicos requeridos en óptimas condiciones de funcionamiento)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.585.046					1.585.046
4.03	Servicios no personales	41.748.535					41.748.535
4.04	Activos reales	33.066.419					33.066.419
	TOTAL	**76.400.000**					**76.400.000**

PROYECTO: COD. N.E: 126873 COD. PPTO: 340022000 Planificación, ejecución y divulgación del "VIII Censo Agrícola Nacional"

UNIDAD DE MEDIDA: Censo

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 207.258.851

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar un marco de información estadística que permita analizar la estructura del sector agrícola y facilite su diagnóstico y planificación

OBJETIVOS ESPECÍFICOS: Establecer un sistema de información estadística de la actividad agrícola del país que permita mayor efectividad y eficiencia en la formulación de políticas, planes y proyectos de desarrollo a los fines de mantener el modelo socialista agrario

RESULTADO: Ejecución del VIII Censo Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.175.452					11.175.452
4.02	Materiales, suministros y mercancías	22.322.351					22.322.351
4.03	Servicios no personales	121.510.373					121.510.373
4.04	Activos reales	52.250.675					52.250.675
	TOTAL	**207.258.851**					**207.258.851**

PROYECTO: COD. N.E: 115119 COD. PPTO: 340023000 Programa de Estadísticas Agrícolas (PEA-MPPAT)

UNIDAD DE MEDIDA: Encuesta

CANTIDAD: Fem.(0) Mas.(0) Total(42.000)

ASIGNACIÓN PRESUPUESTARIA: 30.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar un marco de información estadística continua que permita analizar la estructura del sector agrícola y facilite su diagnóstico y planificación

OBJETIVOS ESPECÍFICOS: Obtener información periódica de siembra, intención y producción, precios, costos de producción, nivel de mecanización origen y destino de la producción

RESULTADO: Producción de información estadística estandarizada del sector agrícola nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	20.829.455					20.829.455
4.02	Materiales, suministros y mercancías	1.086.262					1.086.262
4.03	Servicios no personales	3.963.287					3.963.287
4.04	Activos reales	4.120.996					4.120.996
	TOTAL	**30.000.000**					**30.000.000**

PROYECTO: COD. N.E: 125903 COD. PPTO: 340024000 Desarrollo de un modelo de trazabilidad en la cadena de la carne bovina en los estados Barinas, Falcón, Lara, Miranda y Trujillo

UNIDAD DE MEDIDA: Reporte

CANTIDAD: Fem.(0) Mas.(0) Total(3)

ASIGNACIÓN PRESUPUESTARIA: 15.874.266

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer un sistema de información mediante la implementación de un mecanismo de recolección y seguimiento de estadísticas vinculada al subsector pecuario con el propósito de contar con una base de datos que apoye la toma de decisiones

OBJETIVOS ESPECÍFICOS: Implementar un modelo de trazabilidad en la cadena de la carne bovina como garantía de inocuidad y calidad a la comunidad, estableciendo un sistema de registro para la evaluación e inspección de los transportes, mataderos frigoríficos, frigoríficos industriales y expendios

RESULTADO: Sistema de trazabilidad óptimo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.548.880					4.548.880
4.02	Materiales, suministros y mercancías	1.566.886					1.566.886
4.03	Servicios no personales	3.318.700					3.318.700
4.04	Activos reales	6.439.800					6.439.800
	TOTAL	**15.874.266**					**15.874.266**

PROYECTO: COD. N.E: 121028 COD. PPTO: 340026000 Adecuación física de la nueva sede del MPPAT Fase II

UNIDAD DE MEDIDA: Metro cuadrado

CANTIDAD: Fem.(0) Mas.(0) Total(10.700)

ASIGNACIÓN PRESUPUESTARIA: 15.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar las condiciones de trabajo y medio ambiente de los funcionarios de la organización de acuerdo a la estructura funcional del Ministerio, en base a los lineamientos establecidos en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.236 del 26/07/2005 (Ley Orgánica de Prevención, Condiciones y Medio Ambiente de Trabajo) (LOPCYMAT)

OBJETIVOS ESPECÍFICOS: Continuar con la adecuación de la estructura física de las oficinas restantes ubicadas en la nueva sede del MPPAT, ya que forman parte fundamental de la eficiencia y eficacia de la gestión del Gobierno Bolivariano

RESULTADO: Acondicionamiento total de la nueva sede del MPPAT

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	15.000.000					15.000.000
	TOTAL	15.000.000					15.000.000

PROYECTO: COD. N.E: 126874 COD. PPTO: 340027000 Infraestructura de Datos Espaciales del Ministerio del Poder Popular para la Agricultura y Tierras (IDEMPPAT)

UNIDAD DE MEDIDA: Unidad

CANTIDAD: Fem.(0) Mas.(0) Total(30.651)

ASIGNACIÓN PRESUPUESTARIA: 108.172.921

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer alianzas estratégicas basadas en la interoperabilidad con los diferentes actores involucrados en el sector agrícola a fin de garantizar la transferencia tecnológica y la mejora de los procesos productivos

OBJETIVOS ESPECÍFICOS: Implementar la Infraestructura de Datos Espaciales del Ministerio del Poder Popular para la Agricultura y Tierras (IDEMPPAT), para mantener articulada y actualizada la data georeferenciada para contar con una herramienta para el monitoreo, ejecución y control de las políticas públicas; además, mejorar las herramientas técnicas para el almacenamiento de la información

RESULTADO: Automatización y actualización tecnológica de la plataforma del MPPAT

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	666.400					666.400
4.03	Servicios no personales	16.457.005					16.457.005
4.04	Activos reales	91.049.516					91.049.516
	TOTAL	**108.172.921**					**108.172.921**

PROYECTO: COD. N.E: COD. PPTO: 349999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(1.736.152.594)

ASIGNACIÓN PRESUPUESTARIA: 1.736.152.594

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.622.673.941	113.478.653				1.736.152.594
	- 116874 Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)		88.478.653				88.478.653
	- 121108 Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)		25.000.000				25.000.000
	Resto de Fuentes de Financiamiento	1.622.673.941					1.622.673.941
	TOTAL	**1.622.673.941**	**113.478.653**				**1.736.152.594**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.622.673.941	113.478.653				1.736.152.594
4.07.01.00.00	Transferencias y donaciones corrientes internas	396.979.227					396.979.227
4.07.01.03.00	Transferencias corrientes internas al sector público	396.979.227					396.979.227
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	164.508.000					164.508.000
	- A0426 Fundación Tierra Fértil	84.508.000					84.508.000
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	80.000.000					80.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	203.206.070					203.206.070
	- A1545 Corporación Venezolana de Alimentos, S.A. (CVAL, S.A.)	103.206.070					103.206.070
	- A1599 Corporación Socialista del Cacao Venezolano, S.A.	100.000.000					100.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	29.265.157					29.265.157
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	29.265.157					29.265.157
4.07.03.00.00	Transferencias y donaciones de capital internas	1.225.694.714	113.478.653				1.339.173.367
4.07.03.03.00	Transferencias de capital internas al sector público	1.225.694.714	113.478.653				1.339.173.367
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	1.166.801.810	113.478.653				1.280.280.463
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	30.000.000					30.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	211.209.235	113.478.653				324.687.888
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	190.000.000					190.000.000
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	408.716.000					408.716.000
	- A0935 Instituto Nacional de Tierras (INTI)	326.876.575					326.876.575
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	58.623.219					58.623.219
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	39.830.173					39.830.173
	- A1554 Corporación Venezolana del Café, S.A.	18.793.046					18.793.046
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	269.685					269.685
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	269.685					269.685

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	728.779.680					728.779.680
4.03	Servicios no personales	4.773.259					4.773.259
	TOTAL	**733.552.939**					**733.552.939**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	26.716.297					26.716.297
4.03	Servicios no personales	101.186.778					101.186.778
4.04	Activos reales	16.198.931					16.198.931
4.07	Transferencias y donaciones	2.000.104.473					2.000.104.473
4.11	Disminución de pasivos	10.000.000					10.000.000
	TOTAL	**2.154.206.479**					**2.154.206.479**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.999.104.473					1.999.104.473
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.999.104.473					1.999.104.473
4.07.01.03.00	Transferencias corrientes internas al sector público	1.999.104.473					1.999.104.473
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.534.937.109					1.534.937.109
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	354.595.097					354.595.097
	- A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)	4.924.932					4.924.932
	- A0426 Fundación Tierra Fértil	31.191.235					31.191.235
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	151.031.245					151.031.245
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	308.629.066					308.629.066
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	203.563.852					203.563.852
	- A0935 Instituto Nacional de Tierras (INTI)	354.595.097					354.595.097
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	126.406.585					126.406.585
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	315.359.806					315.359.806
	- A0245 Empresa de Propiedad Social Valle Los Tacariguas, S.A.	9.029.042					9.029.042

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	31.191.235					31.191.235
	- A1223 CVA Azúcar, S.A.	14.118.138					14.118.138
	- A1545 Corporación Venezolana de Alimentos, S.A. (CVAL, S.A.)	170.730.973					170.730.973
	- A1554 Corporación Venezolana del Café, S.A.	22.983.016					22.983.016
	- A1558 Empresa de Propiedad Social Algodones del Orinoco, C.A.	39.399.455					39.399.455
	- A1599 Corporación Socialista del Cacao Venezolano, S.A.	27.907.947					27.907.947
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	148.807.558					148.807.558
	- A0266 Fondo Especial Ezequiel Zamora	7.626.177					7.626.177
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	141.181.381					141.181.381

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	385.255.038					385.255.038
TOTAL		**385.255.038**					**385.255.038**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.543.160					4.543.160
4.03	Servicios no personales	4.779.985					4.779.985
4.04	Activos reales	950.323					950.323
TOTAL		**10.273.468**					**10.273.468**

36

Ministerio del Poder Popular para la Comunicación y la Información

MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para la Comunicación y la Información, orientará el Presupuesto de Gasto para el ejercicio económico-financiero 2015, de conformidad con la Ley Orgánica de la Administración Financiera del Sector Público (Loafsp) y su Reglamento, dando cumplimento a todas las disposiciones jurídicas y demás lineamientos, emanados por las autoridades competentes, en materia de Planificación y Presupuesto, aplicables a los Organismos del Poder Nacional.

El Ministerio del Poder Popular para la Comunicación y la Información, en su rol de ente rector e integrador de la política comunicacional del Estado Venezolano, orientado a fortalecer la democracia protagónica revolucionaria del pueblo Venezolano, tendrá las siguientes competencias:

- Formular, dirigir, planificar, ejecutar, coordinar, supervisar y evaluar las políticas de comunicación, información y publicidad del Estado y de la Administración Pública Nacional en particular.
- Formular y ejecutar coordinadamente con los Órganos y Entes de la Administración Pública Nacional el Plan Estratégico Comunicacional del Ejecutivo nacional, el cual contendrá las políticas, directrices, estrategias, programas y proyectos a ser desarrollados en este ámbito.
- Impulsar la consolidación del sistema de comunicación e información de la Administración Pública Nacional.
- Planificar, dirigir y conducir la cobertura informativa de los eventos o giras en las que participe el Presidente de la República, así como las intervenciones de éste, ante y por los medios de comunicación social nacionales y extranjeros.
- Planificar, dirigir y conducir la cobertura informativa de los eventos en que participen los órganos superiores de dirección de la Administración Pública Nacional, así como la coordinación de sus intervenciones ante y por los medios de comunicación social nacionales y extranjeros.
- Impulsar la constitución de redes de intercambio informativo.
- Dirigir, planificar, coordinar y promover las políticas informativas que divulguen y proyecten al país en el exterior.
- Conducir, mantener y promover las relaciones del Ejecutivo Nacional con los medios de comunicación social nacionales y extranjeros, públicos y privados, alternativos o comunitarios.
- Realizar investigaciones que permitan conocer las diferentes tendencias de la opinión pública con relación a los problemas nacionales, las políticas públicas adelantadas por el Ejecutivo Nacional y demás aspectos vinculados con la gestión gubernamental.
- Conducir la vocería del Concejo de Ministros, así como elaborar y difundir los comunicados oficiales que reseñen las decisiones del mismo.
- Acreditar y apoyar en coordinación con la Casa Militar, a los distintos medios de comunicación nacionales que cubren la fuente informativa relacionada con las actividades del Presidente de la República Bolivariana de Venezuela.
- Acreditar los corresponsales, colaboradores y enviados especiales de medios de comunicación extranjeros, así como prestarles apoyo informativo.
- Conducir, mantener y promover las relaciones con las universidades y demás centros de estudios e investigaciones, las academias, los gremios o representaciones sindicales, profesionales y empresariales vinculadas con la comunicación e información, así como con las organizaciones de la comunidad.
- Establecer directrices, supervisar y evaluar los planes y acciones de las unidades que asumen las funciones inherentes a la comunicación, información, relaciones públicas y relaciones institucionales de los ministerios, servicios autónomos sin personalidad jurídica, institutos autónomos, empresas, fundaciones y asociaciones civiles del Estado, y cualquier otro órgano o ente de la Administración Pública Nacional.

- Planificar, coordinar, supervisar y evaluar las actividades con la realización de campañas publicitarias.
- Dirigir, administrar y coordinar los distintos medios gráficos, radiofónicos y audiovisuales propiedad del Estado.
- Diseñar las políticas y estrategias encaminadas a propiciar intercambios informativos y a fortalecer las relaciones del Poder Ejecutivo con los distintos niveles político-territoriales, los ciudadanos y demás órganos del Poder Público.
- Elaborar proyectos y propuestas sobre la regulación de la gestión informativa, divulgativa y publicitaria del Estado venezolano y someterla a la consideración de las instancias pertinentes.
- Las demás que le atribuyan las leyes y otros actos normativos.

OBJETIVOS ESTRATÉGICOS

- Posicionar institucionalmente al Ministerio del Poder Popular para la Comunicación y la Información, para llevar a cabo la dirección, planificación, coordinación y control de las políticas comunicacionales del Gobierno Nacional.
- Afianzar la política de comunicación, información y publicidad del Gobierno Nacional, garantizando la cobertura y divulgación de su gestión.
- Establecer un sistema integrador de las políticas comunicacionales del Estado.
- Instaurar políticas, programas y actividades destinadas a promover y fortalecer la imagen del Gobierno Nacional en el ámbito Internacional.
- Dirigir y evaluar las actividades de información, de difusión y de relaciones públicas del Gobierno Nacional a través de los medios de comunicación del Estado.
- Entablar enlaces con las entidades estadales del Gobierno Nacional, para unificar criterios relacionados con la información y difusión que compete al Ministerio.
- Fortalecer el funcionamiento de los medios de comunicación del Estado. A través de la modernización tecnológica y del mejoramiento de la calidad del contenido de su programación.
- Promover el desarrollo y la consolidación de los medios alternativos y comunitarios, con el objetivo de lograr la pluralidad de los medios y de impulsar la participación ciudadana.
- Fortalecer la relación con los medios comerciales, con el propósito de incrementar la cobertura y la divulgación veraz de la gestión del Estado a través de estos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
126289	360067000	Fortalecimiento de los medios alternativos populares y comunitarios.	Organización			539	47.413.847			47.413.847
126313	360072000	Desarrollo de campañas informativas, sociales y educativas.	Campaña			85	178.706.856			178.706.856
126473	360078000	Cobertura y difusión comunicacional de la gestión Presidencial.	Pieza			8.400	81.043.915			81.043.915
126467	360079000	Optimización de las transmisiones de eventos culturales, deportivos y de interés nacional.	Pauta			672	81.915.219			81.915.219
126337	360080000	Difusión de contenidos informativos, históricos, de opinión y de interés social a través de plataformas comunicacionales impresas y digitales.	Ejemplar			1.500.000	90.937.180			90.937.180
126415	360081000	Fortalecimiento de la Producción Audiovisual Nacional Independiente.	Participante			4.125	25.325.494			25.325.494
126929	360082000	Impulso al desarrollo de la Televisión Digital Abierta en Venezuela.	Canal			16	8.039.115			8.039.115
	369999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	Bolívar			1.052.103.248	1.052.103.248			1.052.103.248
						TOTAL	1.565.484.874			1.565.484.874

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
360001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	254.540.113			254.540.113
360002000	Gestión administrativa	636.958.315			636.958.315
360003000	Previsión y protección social	21.109.679			21.109.679
360007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	904.960			904.960
	TOTAL	**913.513.067**			**913.513.067**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**173**	**361**	**38**	**572**	**20.521.348**	**7.560**	**20.528.908**
Altos Funcionarios y de Elección Popular	1			1	42.591		42.591
Alto Nivel y de Dirección		5		5	212.956		212.956
Directivo	101	61	38	200	8.577.185		8.577.185
Personal Administrativo	4	9		13	531.238	6.090	537.328
Obrero	67	286		353	11.157.378	1.470	11.158.848
Personal Contratado	**417**	**382**		**799**	**76.038.775**		**76.038.775**
Profesional y Técnico	384	372		756	72.244.895		72.244.895
Personal Administrativo	33	10		43	3.793.880		3.793.880
TOTAL	**590**	**743**	**38**	**1.371**	**96.560.123**	**7.560**	**96.567.683**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**24**	**17**	**41**	**5.107.950**
Empleados	18	7	25	3.114.603
Obreros	6	10	16	1.993.347
Jubilados	**40**	**91**	**131**	**16.001.729**
Alto Nivel y de Dirección	1	1	2	244.301
Empleados	39	90	129	15.757.428
TOTAL	**64**	**108**	**172**	**21.109.679**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	490.207.056			490.207.056
4.02	Materiales, suministros y mercancías	57.833.866			57.833.866
4.03	Servicios no personales	358.383.133			358.383.133
4.04	Activos reales	33.511.534			33.511.534
4.07	Transferencias y donaciones	1.538.262.352			1.538.262.352
4.11	Disminución de pasivos	800.000			800.000
	TOTAL	**2.478.997.941**			**2.478.997.941**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.511.533.673			1.511.533.673
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.511.533.673			1.511.533.673
4.07.01.03.00	Transferencias corrientes internas al sector público	1.511.533.673			1.511.533.673
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	300.375.547			300.375.547
	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	38.236.898			38.236.898
	- A0451 Fundación Villa del Cine	87.441.312			87.441.312
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films	15.946.449			15.946.449
	- A0468 Fundación Televisora Venezolana Social (TEVES)	56.898.139			56.898.139
	- A0474 Fundación Premio Nacional de Periodismo	3.835.125			3.835.125
	- A0490 Fundación Ávila TV	57.039.687			57.039.687
	- A1601 Fundación El Correo del Orinoco	40.977.937			40.977.937
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.211.158.126			1.211.158.126
	- A0552 La Nueva Televisión del Sur Venezuela, C.A. "Telesur Venezuela"	40.210.145			40.210.145
	- A0564 Agencia Venezolana de Publicidad AVP, S.A.	193.024.418			193.024.418
	- A0608 C.A. Venezolana de Televisión (VTV)	323.779.015			323.779.015
	- A1207 Corporación Venezolana de Telecomunicaciones, S.A. (COVETEL)	220.692.824			220.692.824
	- A1214 La Nueva Televisión del Sur, C.A. (T.V. SUR)	169.741.466			169.741.466
	- A1528 Radio Mundial, C.A.	18.770.992			18.770.992
	- A1529 Radio Zulia, C.A.	6.073.712			6.073.712

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1530 Radio Margarita, C.A.	4.802.093			4.802.093
	- A1531 Radiodifusora Los Andes, C.A.	3.232.286			3.232.286
	- A1539 Radio Nacional de Venezuela, C.A.	110.656.332			110.656.332
	- A1540 Agencia Venezolana de Noticias, C.A.	98.384.827			98.384.827
	- A1546 La Radio del Sur, C.A.	21.790.016			21.790.016

PROYECTO: COD. N.E: 126289 COD. PPTO: 360067000 Fortalecimiento de los medios alternativos populares y comunitarios.

UNIDAD DE MEDIDA: Organización

CANTIDAD: Fem.(0) Mas.(0) Total(539)

ASIGNACIÓN PRESUPUESTARIA: 47.413.847

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Acompañar los procesos informativos y comunicacionales del Poder Popular a través del fortalecimiento de los comunicadores de calle y los medios alternativos y comunitarios como instrumentos de formación de valores que propugnen la ética socialista y la democracia participativa y protagónica.

OBJETIVOS ESPECÍFICOS: Promover e impulsar el Sistema Nacional de Comunicación Popular (radio, televisoras, páginas web y periódicos comunitarios) como espacio para la articulación de significados y relaciones producidas desde la práctica de la comunicación social y humana, con el fin de transformar la realidad desde el Poder Popular Organizado.

RESULTADO: Organizaciones sociales y medios comunitarios fortalecidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	23.562.302					23.562.302
4.02	Materiales, suministros y mercancías	650.000					650.000
4.03	Servicios no personales	17.882.545					17.882.545
4.07	Transferencias y donaciones	5.319.000					5.319.000
	TOTAL	**47.413.847**					**47.413.847**

PROYECTO: COD. N.E: 126313 COD. PPTO: 360072000 Desarrollo de campañas informativas, sociales y educativas.

UNIDAD DE MEDIDA: Campaña

CANTIDAD: Fem.(0) Mas.(0) Total(85)

ASIGNACIÓN PRESUPUESTARIA: 178.706.856

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar campañas comunicacionales con contenidos informativos, educativos y sociales que apunten al fortalecimiento de la identidad venezolana y al reconocimiento del proyecto de nación venezolana.

OBJETIVOS ESPECÍFICOS: Producir campañas comunicacionales que de manera certera contribuyan con la difusión y el reconocimiento colectivo de los logros y avances de la Revolución Bolivariana y la formación de valores que propugnen la ética socialista, la democracia participativa y protagónica y la construcción del Socialismo Bolivariano.

RESULTADO: Campañas comunicacionales difundidas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	37.347.463					37.347.463
4.02	Materiales, suministros y mercancías	1.500.000					1.500.000
4.03	Servicios no personales	139.859.393					139.859.393
	TOTAL	**178.706.856**					**178.706.856**

PROYECTO: COD. N.E: 126473 COD. PPTO: 360078000 Cobertura y difusión comunicacional de la gestión Presidencial.

UNIDAD DE MEDIDA: Pieza

CANTIDAD: Fem.(0) Mas.(0) Total(8400)

ASIGNACIÓN PRESUPUESTARIA: 81.043.915

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar con calidad técnica, la cobertura y difusión de la gestión presidencial.

OBJETIVOS ESPECÍFICOS: Garantizar la cobertura y difusión comunicacional de la gestión presidencial, a través de la actualización y adecuación de los equipos audiovisuales y de transmisión.

RESULTADO: Producciones Periodísticas en formato HD / Pieza periodística en formato HD.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	49.942.565					49.942.565
4.02	Materiales, suministros y mercancías	3.500.000					3.500.000
4.03	Servicios no personales	13.351.016					13.351.016
4.04	Activos reales	14.250.334					14.250.334
	TOTAL	**81.043.915**					**81.043.915**

PROYECTO: COD. N.E: 126467 COD. PPTO: 360079000 Optimización de las transmisiones de eventos culturales, deportivos y de interés nacional.

UNIDAD DE MEDIDA: Pauta

CANTIDAD: Fem.(0) Mas.(0) Total(672)

ASIGNACIÓN PRESUPUESTARIA: 81.915.219

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Difundir las actividades y eventos nacionales que promuevan el fortalecimiento de la cultura nacional y el desarrollo integral de la nación.

OBJETIVOS ESPECÍFICOS: Difundir y transmitir la realización de eventos noticiosos y de interés nacional, que den testimonio de los procesos de empoderamiento comunal y ejercicio protagónico de la comunicación como herramienta de transformación del espacio público.

RESULTADO: Pauta informativa cubierta y transmitida.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	66.864.311					66.864.311
4.02	Materiales, suministros y mercancías	4.000.000					4.000.000
4.03	Servicios no personales	11.050.908					11.050.908
	TOTAL	**81.915.219**					**81.915.219**

PROYECTO: COD. N.E: 126337 COD. PPTO: 360080000 Difusión de contenidos informativos, históricos, de opinión y de interés social a través de plataformas comunicacionales impresas y digitales.

UNIDAD DE MEDIDA: Ejemplar

CANTIDAD: Fem.(0) Mas.(0) Total(1500000)

ASIGNACIÓN PRESUPUESTARIA: 90.937.180

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Incrementar la generación de contenidos informativos y comunicacionales asertivos con énfasis en la formación de valores democráticos, el trabajo liberador y productivo, los principios bolivarianos y el sentido crítico.

OBJETIVOS ESPECÍFICOS: Difundir en formatos digitales e impresos, información oportuna y veraz, así como contenidos políticos, económicos, históricos y sociales, en torno a la gestión del Estado y otros temas de interés social.

RESULTADO: Materiales informativos impresos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	47.495.964					47.495.964
4.02	Materiales, suministros y mercancías	72.060					72.060
4.03	Servicios no personales	43.049.156					43.049.156
4.04	Activos reales	320.000					320.000
	TOTAL	**90.937.180**					**90.937.180**

PROYECTO: COD. N.E: 126415 COD. PPTO: 360081000 Fortalecimiento de la Producción Audiovisual Nacional Independiente.

UNIDAD DE MEDIDA: Participante

CANTIDAD: Fem.(0) Mas.(0) Total(4125)

ASIGNACIÓN PRESUPUESTARIA: 25.325.494

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar las condiciones que permitan consolidar y reimpulsar el Sector de la Producción Audiovisual Nacional Independiente con miras a contribuir a un mejor funcionamiento de los Medios de Comunicación del Estado a través de la modernización tecnológica y del mejoramiento de la calidad del contenido de su programación.

OBJETIVOS ESPECÍFICOS: Fortalecer las competencias técnicas de los productores y las productoras nacionales independientes en lo referente a la generación de contenidos comunicacionales basados en valores nacionales, multiétnicos y pluriculturales de nuestros pueblos como principios del socialismo bolivariano.

RESULTADO: Producción Nacional Independiente atendidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	16.723.434					16.723.434
4.02	Materiales, suministros y mercancías	446.429					446.429
4.03	Servicios no personales	8.155.631					8.155.631
	TOTAL	**25.325.494**					**25.325.494**

PROYECTO: COD. N.E: 126929 COD. PPTO: 360082000 Impulso al desarrollo de la Televisión Digital Abierta en Venezuela.

UNIDAD DE MEDIDA: Canal

CANTIDAD: Fem.(0) Mas.(0) Total(16)

ASIGNACIÓN PRESUPUESTARIA: 8.039.115

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Impulsar la implementación y apropiación popular de la Televisión Digital Abierta, como política para la consolidación de un sistema comunicacional televisivo público soberano e independiente.

OBJETIVOS ESPECÍFICOS: Coordinar las políticas y estrategias conducentes al despliegue de la Televisión Digital Abierta, orientando la adecuación tecnológica y la producción de contenidos audiovisuales requeridos para tal fin.

RESULTADO: Medios de televisión del Estado acompañados técnicamente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.473.239					2.473.239
4.02	Materiales, suministros y mercancías	1.922.377					1.922.377
4.03	Servicios no personales	2.743.499					2.743.499
4.04	Activos reales	900.000					900.000
	TOTAL	**8.039.115**					**8.039.115**

PROYECTO: COD. N.E: COD. PPTO: 369999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(1052103248)

ASIGNACIÓN PRESUPUESTARIA: 1.052.103.248

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.052.103.248					1.052.103.248
	TOTAL	**1.052.103.248**					**1.052.103.248**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.052.103.248					1.052.103.248
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.052.103.248					1.052.103.248
4.07.01.03.00	Transferencias corrientes internas al sector público	1.052.103.248					1.052.103.248
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	191.304.515					191.304.515
	-A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	25.607.119					25.607.119
	- A0451 Fundación Villa del Cine	57.251.805					57.251.805
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonia Films	11.961.229					11.961.229
	-A0468 Fundación Televisora Venezolana Social (TEVES)	36.109.210					36.109.210
	-A0474 Fundación Premio Nacional de Periodismo	2.100.413					2.100.413
	- A0490 Fundación Ávila TV	28.802.496					28.802.496
	- A1601 Fundación El Correo del Orinoco	29.472.243					29.472.243
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	860.798.733					860.798.733
	-A0552 La Nueva Televisión del Sur Venezuela, C.A. "Telesur Venezuela"	31.600.500					31.600.500
	- A0564 Agencia Venezolana de Publicidad AVP, S.A.	176.728.174					176.728.174
	-A0608 C.A. Venezolana de Televisión (VTV)	229.276.429					229.276.429
	-A1207 Corporación Venezolana de Telecomunicaciones, S.A. (COVETEL)	140.510.152					140.510.152

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1214 La Nueva Televisión del Sur, C.A. (T.V. SUR)	102.412.010					102.412.010
	- A1528 Radio Mundial, C.A.	12.098.432					12.098.432
	- A1529 Radio Zulia, C.A.	4.461.027					4.461.027
	- A1530 Radio Margarita, C.A.	2.993.540					2.993.540
	- A1531 Radiodifusora Los Andes, C.A.	1.950.806					1.950.806
	- A1539 Radio Nacional de Venezuela, C.A.	83.223.348					83.223.348
	- A1540 Agencia Venezolana de Noticias, C.A.	61.997.440					61.997.440
	- A1546 La Radio del Sur, C.A.	13.546.875					13.546.875

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	245.797.778					245.797.778
4.03	Servicios no personales	8.742.335					8.742.335
	TOTAL	**254.540.113**					**254.540.113**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	45.375.000					45.375.000
4.03	Servicios no personales	113.011.690					113.011.690
4.04	Activos reales	18.041.200					18.041.200
4.07	Transferencias y donaciones	459.730.425					459.730.425
4.11	Disminución de pasivos	800.000					800.000
	TOTAL	**636.958.315**					**636.958.315**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	459.430.425					459.430.425
4.07.01.00.00	Transferencias y donaciones corrientes internas	459.430.425					459.430.425
4.07.01.03.00	Transferencias corrientes internas al sector público	459.430.425					459.430.425
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	109.071.032					109.071.032
	-A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	12.629.779					12.629.779
	- A0451 Fundación Villa del Cine	30.189.507					30.189.507
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films	3.985.220					3.985.220
	-A0468 Fundación Televisora Venezolana Social (TEVES)	20.788.929					20.788.929
	- A0474 Fundación Premio Nacional de Periodismo	1.734.712					1.734.712
	- A0490 Fundación Ávila TV	28.237.191					28.237.191
	- A1601 Fundación El Correo del Orinoco	11.505.694					11.505.694
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	350.359.393					350.359.393
	-A0552 La Nueva Televisión del Sur Venezuela, C.A. "Telesur Venezuela"	8.609.645					8.609.645
	-A0564 Agencia Venezolana de Publicidad AVP, S.A.	16.296.244					16.296.244
	-A0608 C.A. Venezolana de Televisión (VTV)	94.502.586					94.502.586

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	-A1207 Corporación Venezolana de Telecomunicaciones, S.A. (COVETEL)	80.182.672					80.182.672
	- A1214 La Nueva Televisión del Sur, C.A. (T.V. SUR)	67.329.456					67.329.456
	- A1528 Radio Mundial, C.A.	6.672.560					6.672.560
	- A1529 Radio Zulia, C.A.	1.612.685					1.612.685
	- A1530 Radio Margarita, C.A.	1.808.553					1.808.553
	- A1531 Radiodifusora Los Andes, C.A.	1.281.480					1.281.480
	- A1539 Radio Nacional de Venezuela, C.A.	27.432.984					27.432.984
	- A1540 Agencia Venezolana de Noticias, C.A.	36.387.387					36.387.387
	- A1546 La Radio del Sur, C.A.	8.243.141					8.243.141

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	21.109.679					21.109.679
	TOTAL	**21.109.679**					**21.109.679**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	368.000					368.000
4.03	Servicios no personales	536.960					536.960
	TOTAL	**904.960**					**904.960**

37

Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA Y SEGUIMIENTO DE LA GESTIÓN DE GOBIERNO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, contempla para la ejecución del Plan Operativo Anual Nacional e Institucional 2015 un accionar estratégico orientado a responder a los principales desafíos que tiene planteado el Gobierno Nacional para avanzar en la profundización del Proyecto Socialista Bolivariano, con la implementación de una serie de acciones dirigidas a beneficiar a las mayorías a través de una gestión pública más democrática, eficiente, eficaz, coherente, transparente y humanista en la cual se busca exhibir con mayor fuerza los resultados concretos de la acción gubernamental.

En este contexto, el Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, altamente comprometido en fortalecer las acciones del Gobierno Nacional, orientadas a la consecución de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, ha conformado un Plan Estratégico a ejecutarse en el periodo comprendido del 01/01/2015 al 31/12/2015, a través de la construcción de un Presupuesto por Proyectos, con miras a consolidar la acción institucional y el desarrollo humano con actividades que permitan la incorporación de nuestros conciudadanos y ciudadanas en los procesos activos necesarios para el desarrollo de la nación, respondiendo a los más altos intereses y necesidades comunitarias.

Lo antes indicado, da origen a la formulación de Proyectos de alcance social, para atender necesidades propias de esta área, promoviendo y brindando:

- Asistencias socio-económicas y acciones sociales a los sectores más necesitados del país.
- Consolidar el cumplimiento de metas de las Grandes Misiones Sociales.
- Atención Integral a las Comunidades Afrodescendientes.
- Fortalecer el accionar de la Gran Misión Vivienda Venezuela.
- Contribuir a las mejoras y soluciones de los problemas de infraestructuras en temas urbanísticos, arquitectónicos y paisajísticos dentro del territorio nacional.
- Afianzar el accionar social a los fines de contribuir a la mayor suma de felicidad para el pueblo.
- Incorporar a los niños, niñas, y jóvenes al Sistema Nacional de Orquestas y Coros Juveniles.

Lo ante indicado, contribuye a mantener los aciertos y logros en materia de conquistas sociales que los ciudadanos y ciudadanas han alcanzado por intermedio de las Misiones y consolida el accionar Gubernamental ya que permite a la población acceder a los distintos servicios que le ofrece el Estado para mejorar sus condiciones actuales de vida, a los fines de lograr la Suprema Felicidad Social. De igual forma, se procedió a formular proyectos institucionales que garantizan la operatividad del Ministerio ya que contemplan una serie de procesos estratégicos, tácticos, operativos-administrativos, tecnológicos, logísticos, entre otros y que se encuentran ajustados a la misión institucional.

La formulación de estos proyectos, además de abarcar el alcance social e institucional, permitirá continuar con el compromiso de contribuir en la defensa, expansión y consolidación del bien más preciado que hemos reconquistado después de 200 años **"La Independencia Nacional"**.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
124.093	370038000	Control, evaluación y supervisión de la gestión de gobierno en base al manejo de las políticas públicas del Estado.	Informe			6.500	20.000.000			20.000.000
124.215	370055000	Servicio de Seguridad, Custodia y Transporte Aèreo Presidencial	Servicio			365	36.000.000			36.000.000
124.051	370056000	Proveer de apoyo analítico informativo al Ejecutivo Nacional	Informe			1.230	27.410.958			27.410.958
124.372	370057000	Fortalecimiento de la seguridad, defensa y desarrollo integral de la Nación	Informe			319	42.952.188			42.952.188
124.469	370058000	Garantizar la operatividad del Centro de Educación Inicial Simoncito "María Concepción Palacios"	Estudiante	125	125	250	10.000.000			10.000.000
124.610	370059000	BACUMBE: Atención integral a las comunidades Afrovenezolanas	Comunidad			575	10.000.000			10.000.000
124.673	370060000	Optimización de Servicios y mantenimiento a las áreas Operativas del Organismo	Servicio			998.250	220.601.574			220.601.574
124.696	370061000	Atención Integral al Ciudadano y Fortalecimiento del Poder Popular	Persona	80.640	53.760	134.400	4.622.105.861			4.622.105.861
	379999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			3.955.715.440	2.487.043.933	1.468.671.507		3.955.715.440
						TOTAL	7.476.114.514	1.468.671.507		8.944.786.021

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
370001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	633.681.077			633.681.077
370002000	Gestión administrativa	1.171.020.167			1.171.020.167
370003000	Previsión y protección social	93.482.398			93.482.398
370007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	5.000.000			5.000.000
TOTAL		**1.903.183.642**			**1.903.183.642**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**766**	**1.207**	**174**	**2.147**	**94.786.287**	**25.455.323**	**120.241.610**
Altos Funcionarios y de Elección Popular		2		2	102.034		102.034
Alto Nivel y de Dirección	5	6	3	14	327.357		327.357
Directivo	9	20	7	36	1.539.007	158.152	1.697.159
Profesional y Técnico	260	220	74	554	20.095.443	5.231.090	25.326.533
Personal Administrativo	236	186	65	487	19.563.622	5.103.586	24.667.208
Obrero	256	773	25	1.054	53.158.824	14.962.495	68.121.319
Personal Contratado	**238**	**203**		**441**	**26.320.040**		**26.320.040**
Profesional y Técnico	123	54		177	10.016.943		10.016.943
Personal Administrativo	83	66		149	10.436.165		10.436.165
Obrero	32	83		115	5.866.932		5.866.932
TOTAL	**1.004**	**1.410**	**174**	**2.588**	**121.106.327**	**25.455.323**	**146.561.650**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**188**	**75**	**263**	**31.536.315**
Empleados	94	21	115	14.341.194
Obreros	94	54	148	17.195.121
Jubilados	**257**	**239**	**496**	**61.946.083**
Empleados	187	84	271	33.403.951
Obreros	70	155	225	26.978.657
TOTAL	**445**	**314**	**759**	**93.482.398**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	668.529.212			668.529.212
4.02	Materiales, suministros y mercancías	191.672.253			191.672.253
4.03	Servicios no personales	198.070.233			198.070.233
4.04	Activos reales	18.009.658			18.009.658
4.06	Gastos de defensa y seguridad del estado	6.615.648			6.615.648
4.07	Transferencias y donaciones	8.296.401.152	1.468.671.507		9.765.072.659
	TOTAL	**9.379.298.156**	**1.468.671.507**		**10.847.969.663**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	7.925.691.642	1.468.671.507		9.394.363.149
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.925.691.642			7.925.691.642
4.07.01.03.00	Transferencias corrientes internas al sector público	7.925.691.642			7.925.691.642
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.925.691.642			7.925.691.642
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	95.660.000			95.660.000
	- A0216 Fundación "Pueblo Soberano"	200.000.000			200.000.000
	- A0246 Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"	94.514.558			94.514.558
	- A0306 Fundación "José Félix Ribas" (FUNDARIBAS)	80.236.344			80.236.344
	- A0361 Fundación Oro Negro	57.966.290			57.966.290
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)	350.311.981			350.311.981
	- A0411 Fundación Pro-Patria 2000	46.649.526			46.649.526
	- A0415 Fundación Misión Sucre	784.395.732			784.395.732
	- A0423 Fundación Misión Identidad	31.917.600			31.917.600
	- A0425 Fundación Samuel Robinson	478.347.011			478.347.011
	- A0428 Fundación Misión Piar	4.381.286			4.381.286
	- A0446 Fundación Misión Barrio Adentro	1.333.128.269			1.333.128.269
	- A0452 Fundación Misión Cultura	86.221.885			86.221.885
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	1.129.874.950			1.129.874.950
	- A0460 Fundación Misión Milagro	31.901.760			31.901.760

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0480 Fundación Misión Negra Hipólita	631.575.254			631.575.254
	- A0484 Fundación Nacional El Niño Simón	721.800.457			721.800.457
	- A0487 Fundación Gran Misión Saber y Trabajo	46.381.487			46.381.487
	- A0539 Fundación Movimiento Nacional de Teatro para Niñas, Niños y Jóvenes, César Rengifo	30.651.389			30.651.389
	- A0540 Fundación Misión José Gregorio Hernández	77.000.000			77.000.000
	- A0555 Instituto de Altos Estudios del Pensamiento del Comandante Supremo Hugo Rafael Chávez Frias	40.000.000			40.000.000
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)	515.000.000			515.000.000
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	845.775.863			845.775.863
	- A1602 Fundación Misión Niño Jesús	180.000.000			180.000.000
	- A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales	32.000.000			32.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		1.468.671.507		1.468.671.507
4.07.03.03.00	Transferencias de capital internas al sector público		1.468.671.507		1.468.671.507
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		1.468.671.507		1.468.671.507
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)		1.468.671.507		1.468.671.507

PROYECTO: COD. N.E: 124093 COD. PPTO: 370038000 Control, evaluación y supervisión de la gestión de gobierno en base al manejo de las políticas públicas del Estado.

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(6.500)

ASIGNACIÓN PRESUPUESTARIA: 20.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Inspeccionar, evaluar y dar seguimiento a los planes, proyectos, obras, y trabajos que ejecuten los órganos, entes y misiones con el fin de mantener informado al ciudadano Presidente de la Republica para facilitar la toma de decisiones y brindar satisfacción al ciudadano y ciudadana que se benefician de los entes públicos.

OBJETIVOS ESPECÍFICOS: Evaluar los resultados y desempeño de la ejecución de los planes, proyectos, obras y trabajo que ejecuten los órganos, entes y misiones del Estado, a través de las inspecciones con el fin determinar el correcto funcionamiento y uso efectivo y eficiente de los recursos asignados. Dentro de este marco se presentan informes al ciudadano Presidente de la República para facilitar la toma de decisiones y brindar la mayor satisfacción al ciudadano y ciudadana de los servicios públicos que presta el Estado. Asimismo este proyecto dará seguimiento a las instrucciones Presidenciales a través de sus alocuciones y reuniones.

RESULTADO: Alcanzar la efectividad del 100% en el seguimiento, evaluación y suministro de informes que comprenda el avance de la ejecución de las políticas públicas en el Estado venezolano y satisfacer a la población.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	6.305.858					6.305.858
4.03	Servicios no personales	12.104.142					12.104.142
4.04	Activos reales	1.590.000					1.590.000
	TOTAL	20.000.000					20.000.000

PROYECTO: COD. N.E: 124215 COD. PPTO: 370055000 Servicio de Seguridad, Custodia y Transporte Aéreo Presidencial

UNIDAD DE MEDIDA: servicio

CANTIDAD: Fem.(0) Mas.(0) Total(365)

ASIGNACIÓN PRESUPUESTARIA: 36.000.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Prestar al Ciudadano Presidente de la República y a sus familiares inmediatos los honores así como las distinciones que correspondan a su alta investidura, de igual manera cumplir con la seguridad. Asimismo custodiar las instalaciones presidenciales y lugares donde ejerza funciones, como también prestar los servicios de transporte aéreo nacional e internacional y realizar a solicitud del Ciudadano Presidente de la República aéreo a Dignatarios, Jefes de Estado y Altas Personalidades.

OBJETIVOS ESPECÍFICOS: Prestar seguridad, custodia y transporte aéreo al Ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares dentro y fuera del país.

RESULTADO: Seguridad, custodia y transporte aéreo presidencial al Ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares inmediatos, a nivel nacional e internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.313.025					15.313.025
4.02	Materiales, suministros y mercancías	10.593.612					10.593.612
4.03	Servicios no personales	7.511.431					7.511.431
4.04	Activos reales	566.284					566.284
4.06	Gastos de defensa y seguridad del estado	2.015.648					2.015.648
	TOTAL	**36.000.000**					**36.000.000**

PROYECTO: COD. N.E: 124051 COD. PPTO: 370056000 Proveer de apoyo analítico informativo al Ejecutivo Nacional

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(1.230)

ASIGNACIÓN PRESUPUESTARIA: 27.410.958

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer y afianzar las herramientas informativas que se le suministra al Presidente de la República Bolivariana de Venezuela

OBJETIVOS ESPECÍFICOS: Procesar las diferentes informaciones de interés del Ejecutivo Nacional suministrados por los órganos de seguridad, defensa, inteligencia, Orden Interno y las instituciones públicas en función de proteger, neutralizar y derrotar los planes desestabilizadores en contra de la Nación

RESULTADO: Informes y documentos valorativos donde se expongan hechos y se propongan escenarios de acción, para la toma de decisiones del ejecutivo, que faciliten y contribuyan a garantizar la Seguridad Integral de la Nación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.786.725					11.786.725
4.02	Materiales, suministros y mercancías	2.741.095					2.741.095
4.03	Servicios no personales	5.542.043					5.542.043
4.04	Activos reales	2.741.095					2.741.095
4.06	Gastos de defensa y seguridad del estado	4.600.000					4.600.000
	TOTAL	**27.410.958**					**27.410.958**

PROYECTO: COD. N.E: 124372 COD. PPTO: 370057000 Fortalecimiento de la seguridad, defensa y desarrollo integral de la Nación

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(319)

ASIGNACIÓN PRESUPUESTARIA: 42.952.188

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Apoyar permanentemente al Presidente de la República, a los demás miembros del Consejo de Defensa de la Nación (Codena) y aquellas otras instituciones que así establezcan las normas legales, mediante actividades administrativas, técnicas y de investigación, en los asuntos relacionados con la Seguridad de la Nación, de las instituciones y los ciudadanos, con el fin de facilitar las decisiones que permitan responder o anticiparse a los riesgos, amenazas y peligros que puedan presentarse, para crear un ambiente más propicio que facilite la construcción de una patria más justa, igualitaria, solidaria, humanizada, productiva, participativa y protagónica.

OBJETIVOS ESPECÍFICOS: Consolidar un sistema de análisis prospectivo, transversal y retrospectivo de los riesgos, amenazas y peligros basado en la eficiencia, eficacia y efectividad en la planificación y asesoramiento del Consejo de Defensa de la Nación y todas las instancias del poder público nacional, estadal, municipal y comunal, en todo lo relacionado a la seguridad, defensa y desarrollo integral de la Nación.

RESULTADO: Informe Concluido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	31.796.597					31.796.597
4.02	Materiales, suministros y mercancías	2.861.594					2.861.594
4.03	Servicios no personales	7.802.997					7.802.997
4.04	Activos reales	491.000					491.000
	TOTAL	**42.952.188**					**42.952.188**

PROYECTO: COD. N.E: 124469 COD. PPTO: 370058000 Garantizar la operatividad del Centro de Educación Inicial Simoncito "María Concepción Palacios"

UNIDAD DE MEDIDA: estudiante

CANTIDAD: Fem.(125) Mas.(125) Total(250)

ASIGNACIÓN PRESUPUESTARIA: 10.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Cumplir con los lineamientos de la Ley Orgánica del Trabajo de los trabajadores y trabajadoras, en materia de protección a la familia en el proceso social de trabajo.

OBJETIVOS ESPECÍFICOS: Atender las necesidades y requerimientos del preescolar Centro de Educación Inicial Simoncito "María Concepción Palacios", con el fin de brindar una atención óptima a los hijos e hijas de los trabajadores y trabajadoras.

RESULTADO: Atención a las necesidades de los niños y niñas que integran el preescolar Centro de Educación Inicial Simoncito "María Concepción Palacios".

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.080.958					4.080.958
4.03	Servicios no personales	4.530.542					4.530.542
4.04	Activos reales	1.388.500					1.388.500
	TOTAL	10.000.000					10.000.000

PROYECTO: COD. N.E: 124610 COD. PPTO: 370059000 BACUMBE: Atención integral a las comunidades Afrovenezolanas

UNIDAD DE MEDIDA: comunidad

CANTIDAD: Fem.(0) Mas.(0) Total(575)

ASIGNACIÓN PRESUPUESTARIA: 10.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social, y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Superar la pobreza y atender integralmente a la población Afrodescendiente del país, en situación de alta pobreza y máxima exclusión social

OBJETIVOS ESPECÍFICOS: Articular las comunidades Afrodescendientes en materia de Educación, Salud, Vivienda, Turismo y Socioproductivas con los entes del Estado a nivel nacional.

RESULTADO: Atención integral a las comunidades afrodescendientes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.000.000					5.000.000
4.02	Materiales, suministros y mercancías	1.211.991					1.211.991
4.03	Servicios no personales	1.267.785					1.267.785
4.04	Activos reales	2.520.224					2.520.224
	TOTAL	**10.000.000**					**10.000.000**

PROYECTO: COD. N.E: 124673 COD. PPTO: 370060000 Optimización de Servicios y mantenimiento a las áreas Operativas del Organismo

UNIDAD DE MEDIDA: servicio

CANTIDAD: Fem.(0) Mas.(0) Total(998.250)

ASIGNACIÓN PRESUPUESTARIA: 220.601.574

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar en la conformación de una nueva estructura social

OBJETIVOS ESPECÍFICOS: Suministrar apoyo técnico, logístico y administrativo que requiere el Ministro del Poder Popular del Despacho de la Presidencia para el desempeño de sus funciones

RESULTADO: bienes y servicios prestados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	128.817.658					128.817.658
4.03	Servicios no personales	70.057.872					70.057.872
4.04	Activos reales	5.727.555					5.727.555
4.07	Transferencias y donaciones	15.998.489					15.998.489
	TOTAL	**220.601.574**					**220.601.574**

PROYECTO: COD. N.E: 124696 COD. PPTO: 370061000 Atención Integral al Ciudadano y Fortalecimiento del Poder Popular

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(80.640) Mas.(53.760) Total(134.400)

ASIGNACIÓN PRESUPUESTARIA: 4.622.105.861

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política ", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir en el desarrollo de una estructura social incluyente a través de un nuevo modelo socialista y humanista

OBJETIVOS ESPECÍFICOS: Brindar atención y asistencia sin ningún tipo de distinción a la ciudadana que acude en forma personal al Palacio de Miraflores, a fin de gestionar ante los organismos públicos y privados las solicitudes que presenten por casos especiales de enfermedades o padecimientos que por su naturaleza ameriten un apoyo económico de índole permanente, ayudas para la continuidad en los estudios; en materia social, tales como casos legales, proyectos de desarrollo, empleo, así como también quejas, reclamos o cualquier otra ayuda que tramiten ante este Despacho

RESULTADO: Ayudas y beneficios otorgados a personas, grupos y organizaciones sociales que hayan realizado o tramitado una solicitud ante el Palacio de Miraflores.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	4.250.000					4.250.000
4.07	Transferencias y donaciones	4.617.855.861					4.617.855.861
	TOTAL	4.622.105.861					4.622.105.861

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.361.091.524					4.361.091.524
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.361.091.524					4.361.091.524
4.07.01.03.00	Transferencias corrientes internas al sector público	4.361.091.524					4.361.091.524
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.361.091.524					4.361.091.524
	- A0361 Fundación Oro Negro	57.966.290					57.966.290
	- A0415 Fundación Misión Sucre	784.395.732					784.395.732
	- A0423 Fundación Misión Identidad	31.917.600					31.917.600
	- A0425 Fundación Samuel Robinson	478.347.011					478.347.011
	- A0428 Fundación Misión Piar	4.381.286					4.381.286
	- A0446 Fundación Misión Barrio Adentro	1.333.128.269					1.333.128.269
	- A0452 Fundación Misión Cultura	86.221.885					86.221.885
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	1.129.874.950					1.129.874.950
	- A0460 Fundación Misión Milagro	31.901.760					31.901.760
	- A0480 Fundación Misión Negra Hipólita	376.575.254					376.575.254
	- A0487 Fundación Gran Misión Saber y Trabajo	46.381.487					46.381.487

PROYECTO: COD. N.E: COD. PPTO: 379999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(3.955.715.440)

ASIGNACIÓN PRESUPUESTARIA: 3.955.715.440

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.487.043.933	1.468.671.507				3.955.715.440
	- 0369-1 Complejo de Acción Social por la Música Simón Bolívar		1.066.221.256				1.066.221.256
	- 0369-2 Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música.		402.450.251				402.450.251
	Resto de Fuentes de Financiamiento	2.487.043.933					2.487.043.933
	TOTAL	**2.487.043.933**	**1.468.671.507**				**3.955.715.440**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.487.043.933	1.468.671.507				3.955.715.440
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.487.043.933					2.487.043.933
4.07.01.03.00	Transferencias corrientes internas al sector público	2.487.043.933					2.487.043.933
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.487.043.933					2.487.043.933
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	62.179.000					62.179.000
	- A0216 Fundación "Pueblo Soberano"	98.574.457					98.574.457
	- A0246 Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"	94.514.558					94.514.558
	- A0306 Fundación "José Félix Ribas" (FUNDARIBAS)	56.165.441					56.165.441
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)	268.879.916					268.879.916
	- A0480 Fundación Misión Negra Hipólita	123.944.695					123.944.695
	- A0484 Fundación Nacional El Niño Simón	526.751.758					526.751.758
	- A0539 Fundación Movimiento Nacional de Teatro para Niñas, Niños y Jóvenes, César Rengifo	30.651.389					30.651.389
	- A0540 Fundación Misión José Gregorio Hernández	50.050.000					50.050.000
	- A0555 Instituto de Altos Estudios del Pensamiento del Comandante Supremo Hugo Rafael Chávez Frías	26.713.150					26.713.150

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)	325.000.000					325.000.000
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	712.741.469					712.741.469
	- A1602 Fundación Misión Niño Jesús	110.877.100					110.877.100
	- A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales	1.000					1.000
4.07.03.00.00	Transferencias y donaciones de capital internas		1.468.671.507				1.468.671.507
4.07.03.03.00	Transferencias de capital internas al sector público		1.468.671.507				1.468.671.507
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		1.468.671.507				1.468.671.507
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)		1.468.671.507				1.468.671.507

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	604.632.865					604.632.865
4.03	Servicios no personales	29.048.212					29.048.212
	TOTAL	**633.681.077**					**633.681.077**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	35.059.487					35.059.487
4.03	Servicios no personales	55.419.495					55.419.495
4.04	Activos reales	2.985.000					2.985.000
4.07	Transferencias y donaciones	1.077.556.185					1.077.556.185
	TOTAL	**1.171.020.167**					**1.171.020.167**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.077.556.185					1.077.556.185
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.077.556.185					1.077.556.185
4.07.01.03.00	Transferencias corrientes intemas al sector público	1.077.556.185					1.077.556.185
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.077.556.185					1.077.556.185
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	33.481.000					33.481.000
	- A0216 Fundación "Pueblo Soberano"	101.425.543					101.425.543
	- A0306 Fundación "José Félix Ribas" (FUNDARIBAS)	24.070.903					24.070.903
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)	81.432.065					81.432.065
	- A0411 Fundación Pro-Patria 2000	46.649.526					46.649.526
	- A0480 Fundación Misión Negra Hipólita	131.055.305					131.055.305
	- A0484 Fundación Nacional El Niño Simón	195.048.699					195.048.699
	- A0540 Fundación Misión José Gregorio Hernández	26.950.000					26.950.000
	- A0555 Instituto de Altos Estudios del Pensamiento del Comandante Supremo Hugo Rafael Chávez Frías	13.286.850					13.286.850
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)	190.000.000					190.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	133.034.394					133.034.394
	- A1602 Fundación Misión Niño Jesús	69.122.900					69.122.900
	- A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales	31.999.000					31.999.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	93.482.398					93.482.398
	TOTAL	**93.482.398**					**93.482.398**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	535.714					535.714
4.07	Transferencias y donaciones	4.464.286					4.464.286
	TOTAL	**5.000.000**					**5.000.000**

38

Consejo Moral Republicano

CONSEJO MORAL REPUBLICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Consejo Moral Republicano, es un Órgano integrante del Poder Ciudadano, integrado por el Defensor o Defensora del Pueblo, el Fiscal o la Fiscal General de la República, y el Contralor o Contralora General de la República, que a su vez representan los Órganos que integran el Poder Ciudadano. Su funcionamiento está establecido por la Ley Orgánica del Poder Ciudadano, la cual señala que uno o una de los titulares de estas instituciones será designado como su Presidente o Presidenta por un período de un año, pudiendo ser reelecto o reelecta.

Para el Ejercicio Económico Financiero 2015 tiene propuesto ejecutar una política presupuestaria que permita cumplir sus funciones, para lo cual espera llevar a cabo las siguientes estrategias:

- Impulsar la prevención, investigación y sanción de los hechos que atentan contra la ética pública y moral administrativa, a partir de la articulación de los órganos que conforman el Poder Ciudadano.
- Velar por la buena gestión y la legalidad en el uso del patrimonio público; así como por el cumplimiento y la aplicación del principio de la legalidad en toda la actividad administrativa del Estado.
- Promover la educación como proceso creador de la ciudadanía, así como las actividades pedagógicas dirigidas al conocimiento y estudio de la Constitución de la República Bolivariana de Venezuela.
- Garantizar la presencia del Consejo Moral Republicano, como órgano de expresión del Poder Ciudadano, a nivel nacional a través de la apertura de oficinas regionales.

Para ejecutar el gasto tiene previsto tres (3) proyectos, referidos a la Formación Cívica y Fortalecimiento de Valores en la Escuela, La Familia, La Comunidad y en los Funcionarios Públicos; Campaña para la Promoción de la Formación Cívica y Fortalecimiento de Valores; y, Comisión por la Justicia y la Verdad, basada en la Ley para Sancionar los Crímenes, Desapariciones, Torturas y otras violaciones de los Derechos Humanos por razones políticas en el período 1958-1998, según Gaceta Oficial de la República Bolivariana de Venezuela N° 39.808 de fecha 25 de noviembre de 2011.

Así mismo, prevé llevar a cabo acciones centralizadas destinadas a sufragar los gastos de funcionamiento referidos a recursos humanos, materiales, suministros, mercancías y activos reales que permitan mantener su operatividad bajo las premisas de racionalización del gasto público.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124525	380028000	Formación Civica y Fortalecimiento de Valores en la Escuela, La Familia, La Comunidad y en los Funcionarios Públicos	actividad			1.200	2.850.000			2.850.000
124602	380029000	Campaña para la Promoción de la Formación Cívica y Fortalecimiento de Valores.	campaña			1	27.000			27.000
125686	380030000	Comisión por la Justicia y la Verdad	expediente			300	1.560.000			1.560.000
						TOTAL	4.437.000			4.437.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
380001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	4.301.385			4.301.385
380002000	Gestión administrativa	398.412			398.412
	TOTAL	4.699.797			4.699.797

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**9**	**2**		**11**	**2.100.000**		**2.100.000**
Alto Nivel y de Dirección	4			4	700.000		700.000
Profesional y Técnico	4	1		5	1.100.000		1.100.000
Personal Administrativo	1	1		2	300.000		300.000
Personal Contratado	**39**	**12**		**51**	**1.540.000**		**1.540.000**
Profesional y Técnico	4	2		6	540.000		540.000
Personal Administrativo	2	3		5	600.000		600.000
Personal Docente	33	7		40	400.000		400.000
TOTAL	**48**	**14**		**62**	**3.640.000**		**3.640.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	8.325.985			8.325.985
4.02	Materiales, suministros y mercancías	432.000			432.000
4.03	Servicios no personales	335.400			335.400
4.04	Activos reales	43.412			43.412
	TOTAL	**9.136.797**			**9.136.797**

PROYECTO: COD. N.E: 124525 COD. PPTO: 380028000 Formación Cívica y Fortalecimiento de Valores en la Escuela, La Familia, La Comunidad y en los Funcionarios Públicos

UNIDAD DE MEDIDA: actividad

CANTIDAD: Fem.(0) Mas.(0) Total(1.200)

ASIGNACIÓN PRESUPUESTARIA: 2.850.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la ética pública, la moral administrativa, los valores tradicionales y la formación ciudadana en los diferentes espacios de la sociedad venezolana.

OBJETIVOS ESPECÍFICOS: Contribuir en la formación ciudadana y fortalecimiento de los valores universales y democráticos, así como al respeto de los derechos humanos para profundizar su práctica en los diferentes ámbitos de la sociedad venezolana.

RESULTADO: Formación ciudadana y promoción de valores dirigida a estudiantes, docentes y representantes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.600.000					2.600.000
4.02	Materiales, suministros y mercancías	150.000					150.000
4.03	Servicios no personales	100.000					100.000
	TOTAL	**2.850.000**					**2.850.000**

PROYECTO: COD. N.E: 124602 COD. PPTO: 380029000 Campaña para la Promoción de la Formación Cívica y Fortalecimiento de Valores.

UNIDAD DE MEDIDA: campaña

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 27.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la ética pública, la moral administrativa, los valores tradicionales y la formación ciudadana en los diferentes espacios de la sociedad venezolana.

OBJETIVOS ESPECÍFICOS: Promover los deberes y virtudes democráticas como parte de la formación cívica y el fortalecimiento de los valores impulsados por el Poder Ciudadano en los medios de comunicación social.

RESULTADO: Formación ciudadana y promoción de valores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.000					7.000
4.03	Servicios no personales	20.000					20.000
	TOTAL	27.000					27.000

PROYECTO: COD. N.E: 125686 COD. PPTO: 380030000 Comisión por la Justicia y la Verdad

UNIDAD DE MEDIDA: expediente

CANTIDAD: Fem.(0) Mas.(0) Total(300)

ASIGNACIÓN PRESUPUESTARIA: 1.560.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la ética pública, la moral administrativa, los valores tradicionales y la formación ciudadana en los diferentes espacios de la sociedad venezolana

OBJETIVOS ESPECÍFICOS: Establecer mecanismos para garantizar el derecho a la verdad, sancionar a los responsables de los hechos de violación de los derechos humanos, delitos de lesa humanidad, así como el rescate de la memoria histórica, reivindicación moral, social y política al honor y a la dignidad de las víctimas de la represión que se generó entre los años 1958-1998.

RESULTADO: Reivindicación moral, social y política al honor y la dignidad de las víctimas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.424.600					1.424.600
4.02	Materiales, suministros y mercancías	75.000					75.000
4.03	Servicios no personales	45.400					45.400
4.04	Activos reales	15.000					15.000
	TOTAL	**1.560.000**					**1.560.000**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.301.385					4.301.385
	TOTAL	**4.301.385**					**4.301.385**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	200.000					200.000
4.03	Servicios no personales	170.000					170.000
4.04	Activos reales	28.412					28.412
	TOTAL	**398.412**					**398.412**

39

Superintendencia Nacional de Auditoría Interna

SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Presupuesto para el ejercicio fiscal del año 2015 de la Superintendencia Nacional de Auditoría Interna, fué elaborado tomando en consideración los lineamientos del Ejecutivo Nacional, de conformidad con las disposiciones establecidas en la Constitución de la República Bolivariana de Venezuela, la Ley Orgánica de la Administración Pública, la Ley Orgánica de la Administración Financiera del Sector Público y la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal, en concordancia con las orientaciones de los Ministerios del Poder Popular de Planificación y de Economía, Finanzas y Banca Pública, éste último a través de la Oficina Nacional de Presupuesto. En tal sentido, orientará su política presupuestaria, manteniendo criterios de austeridad en la aplicación de los recursos asignados, buscando maximizar el ahorro en la distribución y ejecución del gasto en el cumplimiento de las metas fijadas.

El Plan Operativo Anual (POA), está conformado por cinco (5) proyectos estratégicos, necesarios para el cumplimiento de la misión de la Superintendencia Nacional de Auditoría Interna y están articulados con el II Gran Objetivo Histórico: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma de seguridad social, y la mayor suma de estabilidad política", para nuestro pueblo, contemplado en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", ello en virtud de profundizar la transformación de la Administración Pública, forjando una cultura revolucionaria de servicio público y transparencia en la gestión gubernamental a través del fortalecimiento de los sistemas de control interno y el impulso a la participación de los ciudadanos en auditoría y control social.

Los Proyectos en referencia son:

Asesoramiento a los Órganos y Entes de la Administración Pública Nacional para la implementación del Sistema de Control Interno.

La meta del proyecto es de 8.240 funcionarios capacitados en materia de control interno, en cumplimiento de las competencias atribuidas en la Ley Orgánica de la Administración Financiera del Sector Público a la Superintendencia Nacional de Auditoria Interna, brindando asesoramiento a las máximas autoridades y capacitando a los funcionarios de los Órganos y Entes de la Administración Pública Nacional, para que implementen el Sistema de Control Interno eficaz y eficiente, con el marco de la normativa legal vigente, disminuyan los riesgos inherentes a las operaciones, para alcanzar los objetivos y metas del Proyecto Estratégico Institucional (PEI), y optimicen la transparencia y calidad de la gestión pública, contribuyendo de este modo en la lucha contra la corrupción y la burocracia administrativa.

Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional

La meta del proyecto es de 2.740 unidades de auditoría interna fortalecidas, a través de la asesoría a las Unidades de Auditoría Interna (UAI), en la actividad de aseguramiento y consulta para agregar valor y mejorar las operaciones de la organización, para cumplir sus objetivos aportando un enfoque sistemático y disciplinado de evaluación y mejora de la eficacia de los procesos, a fin de contribuir con el logro de la eficiencia y transparencia en la organizaciones públicas e impulsar el establecimiento de sistemas de control interno útiles para la consecución de los objetivos y metas de las organizaciones públicas.

Evaluación del Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)

La meta del proyecto es de 248 Órganos y Entes de la Administración Pública Nacional evaluados en materia de control interno, para ello se orienta en la ejecución de auditorías para evaluar su organización y funcionamiento, a fin de emitir las recomendaciones pertinentes a través de informes de resultados con base en los hallazgos obtenidos y con correctivos que deben ser aplicados para optimizar el funcionamiento del Sistema de Control Interno del organismo o ente evaluado. Los informes tienen como destinatarios las máximas autoridades de organismos evaluados, la Dirección Superior de Gobierno, los Ministerios del Poder Popular de Planificación y de Economía, Finanzas y Banca Pública, la Contraloría General de la República, a los fines de que dispongan de información que permita reorientar la gestión de la política pública a cargo de cada organismo.

Impulso en el Uso de Herramientas para el Control y la Auditoría Social en la Ciudadanía

La meta del proyecto es realizar 120 actividades formativas y orientando a 7.100 ciudadanos y ciudadanas en el uso de herramientas en materia de control social, con la finalidad de fortalecer la gestión que se desarrolla en el ámbito comunitario, estimulando la participación ciudadana, como derecho y deber, lo que se traducirá en una gestión eficaz, eficiente y transparente en el uso de los fondos públicos, así como articular el poder popular con la gestión de gobierno.

Fortalecimiento con Tecnología de Información del área de Auditoría, Control Interno y Unidades de Apoyo de la Superintendencia Nacional de Auditoría Interna.

La meta del proyecto es implementar 6 nuevos módulos de trabajo en los sistemas de trabajo que posee la Superintendencia Nacional de Auditoría Interna con los Órganos y Entes de la Administración Pública Nacional; y con ello contar con una plataforma tecnológica institucional con herramientas informáticas adecuadas y actualizadas en materia de control interno, auditoria y gestión. Procurando una organización con grandes fortalezas y con los procesos de apoyo, estratégicos y sustantivos automatizados.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
119825	390030000	Asesoramiento a los Órganos y Entes de la Administración Pública Nacional para la implementación del Sistema de Control Interno	01/01/2014	31/12/2016	2.264.689	3.389.118	13.204.725		18.858.532
119848	390031000	Impulso en el Uso de Herramientas para el Control y la Auditoría Social en la Ciudadanía	02/01/2014	31/12/2016	4.326.426	1.326.785	19.884.408		25.537.619
119844	390032000	Fortalecimiento con Tecnología de Información el Área de Auditoría, Control Interno y Unidades de Apoyo de la Superintendencia Nacional de Auditoría Interna.	01/01/2014	31/12/2016	3.352.454	4.287.624	18.396.956		26.037.034
119838	390033000	Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional	01/01/2014	31/12/2016	2.754.390	5.546.302	17.833.457		26.134.149
119837	390034000	Evaluación del Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)	01/01/2014	31/12/2016	2.761.696	3.834.885	14.954.786		21.551.367
				TOTAL	15.459.655	18.384.714	84.274.332		118.118.701

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
119825	390030000	Asesoramiento a los Órganos y Entes de la Administración Pública Nacional para la implementación del Sistema de Control Interno	Capacitación	4.944	3.296	8.240	3.389.118			3.389.118
119848	390031000	Impulso en el Uso de Herramientas para el Control y la Auditoría Social en la Ciudadanía	Actividad			120	1.326.785			1.326.785
119844	390032000	Fortalecimiento con Tecnología de Información el Área de Auditoría, Control Interno y Unidades de Apoyo de la Superintendencia Nacional de Auditoría Interna.	Módulo			6	4.287.624			4.287.624
119838	390033000	Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional	Acompañamiento			2.740	5.546.302			5.546.302
119837	390034000	Evaluación del Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)	Institución			248	3.834.885			3.834.885
						TOTAL	**18.384.714**			**18.384.714**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
390001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	13.536.341			13.536.341
390002000	Gestión administrativa	2.980.897			2.980.897
390003000	Previsión y protección social	1.223.320			1.223.320
	TOTAL	**17.740.558**			**17.740.558**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**43**	**35**		**78**	**5.098.367**	**2.696.140**	**7.794.507**
Alto Nivel y de Dirección	1			1	276.052		276.052
Directivo	6	7		13	1.944.039	1.054.592	2.998.631
Profesional y Técnico	19	19		38	1.720.692	979.354	2.700.046
Personal Administrativo	17	9		26	1.157.584	662.194	1.819.778
Personal Contratado	**8**	**5**		**13**	**288.688**		**288.688**
Personal Administrativo	8	5		13	288.688		288.688
TOTAL	**51**	**40**		**91**	**5.387.055**	**2.696.140**	**8.083.195**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**4**	**1**	**5**	**368.132**
Empleados	4	1	5	368.132
Jubilados	**5**	**3**	**8**	**855.188**
Empleados	5	3	8	855.188
TOTAL	**9**	**4**	**13**	**1.223.320**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	29.121.908			29.121.908
4.02	Materiales, suministros y mercancías	2.316.441			2.316.441
4.03	Servicios no personales	2.954.403			2.954.403
4.04	Activos reales	509.200			509.200
4.07	Transferencias y donaciones	1.223.320			1.223.320
	TOTAL	**36.125.272**			**36.125.272**

PROYECTO: COD. N.E: 119825 COD. PPTO: 390030000 Asesoramiento a los Órganos y Entes de la Administración Pública Nacional para la implementación del Sistema de Control Interno.

UNIDAD DE MEDIDA: Capacitación

CANTIDAD: Fem.(4944) Mas.(3296) Total(8240)

ASIGNACIÓN PRESUPUESTARIA: 3.389.118

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asesorar técnicamente a los servidores de los Órganos y Entes de la Administración Pública Nacional en la Implementación del Sistema de Control Interno y en la designación de los Titulares de las Unidades de Auditoría Interna mejorando el uso eficiente de los recursos públicos.

OBJETIVOS ESPECÍFICOS: Promover la transparencia, eficiencia, eficacia y calidad de la gestión pública en los órganos y entes de la Administración Pública Nacional, orientando el fortalecimiento de su sistema de control interno.

RESULTADO: Servidores públicos capacitados en materia de Control Interno.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.910.222					2.910.222
4.02	Materiales, suministros y mercancías	269.496					269.496
4.03	Servicios no personales	143.400					143.400
4.04	Activos reales	66.000					66.000
	TOTAL	**3.389.118**					**3.389.118**

PROYECTO: COD. N.E: 119848 COD. PPTO: 390031000 Impulso en el Uso de Herramientas para el Control y la Auditoría Social en la Ciudadanía

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(120)

ASIGNACIÓN PRESUPUESTARIA: 1.326.785

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir al empoderamiento del Poder Popular en la Gestión de Gobierno, a través de un proceso de orientación, asesoría y formación en materia de participación ciudadana y control social, que les permita participar activamente y en forma eficiente en el control de la Gestión Pública.

OBJETIVOS ESPECÍFICOS: Empoderamiento de la ciudadanía facilitando herramientas para ejercer el control y la auditoría social como mecanismo de participación ciudadana y estrategia para garantizar la eficiencia y transparencia en la gestión pública y en la gestión social.

RESULTADO: Ejecución de talleres 92 y 28 eventos formativos dirigidos a los consejos comunales y/o a las comunidades organizadas vinculadas al trabajo comunitario para fomentar la participación ciudadana permitiendo ejecutar las herramientas de Control y Auditoría Social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	847.889					847.889
4.02	Materiales, suministros y mercancías	269.496					269.496
4.03	Servicios no personales	143.400					143.400
4.04	Activos reales	66.000					66.000
	TOTAL	**1.326.785**					**1.326.785**

PROYECTO: COD. N.E: 119844 COD. PPTO: 390032000 Fortalecimiento con Tecnología de Información el Área de Auditoría, Control Interno y Unidades de Apoyo de la Superintendencia Nacional de Auditoría Interna.

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 4.287.624

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Colaborar con la Contraloría General de la República como órgano rector del Sistema Nacional de Control Fiscal, en el desarrollo del marco normativo y técnico, acompañado de la metodología, procedimientos e instrumentos para el diseño, implantación, funcionamiento y evaluación del Sistema de Control Interno, adecuado a la naturaleza, estructura, objetivos y fines de los Órganos y Entes de la Administración Pública Nacional simplificando los procedimientos de la Administración Pública.

OBJETIVOS ESPECÍFICOS: Diseño, desarrollo e implementación de Sistemas de Información en Materia de Control Interno y Auditoría en la Superintendencia Nacional de Auditoría Interna, con el fin de fortalecer los mecanismos de control Interno en la gestión de pública.

RESULTADO: Módulos para el procesamiento y análisis de información implementados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.808.728					3.808.728
4.02	Materiales, suministros y mercancías	269.496					269.496
4.03	Servicios no personales	143.400					143.400
4.04	Activos reales	66.000					66.000
	TOTAL	**4.287.624**					**4.287.624**

PROYECTO: COD. N.E: 119838 COD. PPTO: 390033000 Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional

UNIDAD DE MEDIDA: Acompañamiento

CANTIDAD: Fem.(0) Mas.(0) Total(2740)

ASIGNACIÓN PRESUPUESTARIA: 5.546.302

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Colaborar con la Contraloría General de la República como órgano rector del Sistema Nacional de Control Fiscal, en el desarrollo del marco normativo y técnico, acompañado de la metodología, procedimientos e instrumentos para el diseño, implantación, funcionamiento y evaluación del Sistema de Control Interno, adecuado a la naturaleza, estructura, objetivos y fines de los Órganos y Entes de la Administración Pública Nacional simplificando los procedimientos de la Administración Pública.

OBJETIVOS ESPECÍFICOS: Fortalecimientos de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional, para contribuir al logro de la eficacia, la eficiencia y la transparencia en las organizaciones públicas.

RESULTADO: El 40% de las Unidades de Auditoría Interna de la Administración Pública Nacional fortalecidas en cuanto a operatividad y capacidad técnica para ejercer correctamente sus funciones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.067.392					5.067.392
4.02	Materiales, suministros y mercancías	346.660					346.660
4.03	Servicios no personales	107.950					107.950
4.04	Activos reales	24.300					24.300
	TOTAL	**5.546.302**					**5.546.302**

PROYECTO: COD. N.E: 119837 COD. PPTO: 390034000 Evaluación del Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)

UNIDAD DE MEDIDA: Institución

CANTIDAD: Fem.(0) Mas.(0) Total(248)

ASIGNACIÓN PRESUPUESTARIA: 3.834.885

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Evaluar la implantación y funcionamiento del Sistema de Control Interno de los Órganos y Entes descentralizados funcionalmente de la Administración pública Nacional revisando los marcos normativos y la actualización de los procesos y los sistemas a favor del ciudadano.

OBJETIVOS ESPECÍFICOS: Evaluación del estado actual del Sistema de Control Interno en Órganos y Entes de la Administración Pública Nacional, para determinar su exposición al riesgo y elaborar las recomendaciones correspondientes para su posterior seguimiento.

RESULTADO: 248 Órganos y Entes de la Administración Pública Nacional con Control Interno evaluados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.352.989					3.352.989
4.02	Materiales, suministros y mercancías	268.596					268.596
4.03	Servicios no personales	146.400					146.400
4.04	Activos reales	66.900					66.900
	TOTAL	**3.834.885**					**3.834.885**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	13.134.688					13.134.688
4.03	Servicios no personales	401.653					401.653
	TOTAL	**13.536.341**					**13.536.341**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	892.697					892.697
4.03	Servicios no personales	1.868.200					1.868.200
4.04	Activos reales	220.000					220.000
	TOTAL	**2.980.897**					**2.980.897**

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.223.320					1.223.320
	TOTAL	**1.223.320**					**1.223.320**

41

Ministerio del Poder Popular para la Alimentación

MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

En aras de avanzar en el logro de las metas establecidas en las Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, y como objetivo las prioridades del Ejecutivo Nacional en materia de Seguridad y Soberanía Alimentaria, la acción del gobierno se dirigirá a promover el pleno abastecimiento, garantizando a la población venezolana el acceso a los alimentos y bienes esenciales, así como a la constitución del sistema de distribución directa de los insumos y productos, atacando las distorsiones propias del capitalismo, para garantizar la satisfacción de las necesidades del pueblo. Lineamientos que además están dirigidos a contrarrestar los efectos de la guerra económica manifiesta en el desabastecimiento y la especulación de los precios de los alimentos. Este esfuerzo se materializará mediante la conformación del modelo económico productivo socialista, basado en el desarrollo de las fuerzas productivas y la consolidación y expansión del Poder Popular en materia alimentaria.

De acuerdo a las líneas de acción establecidas, los proyectos, acciones y metas que se ejecutarán permitirán el óptimo funcionamiento de la Misión Alimentación, permitiendo el acceso a los alimentos y fomentando una apropiada cultura nutricional en la población.

Para el año 2015, el presupuesto asignado al Ministerio del Poder Popular para la Alimentación alcanza la cantidad de Bs. 8.675.906.358, el cual se ha distribuido de la siguiente manera:

- Acciones Centralizadas (Bs. 2.687.841.372): orientadas al apoyo y consolidación de la Misión Alimentación y al fortalecimiento de la capacidad del Poder Popular para asumir el procesamiento, almacenamiento y distribución de los alimentos y al apoyo a los entes adscritos para garantizar su operatividad, por lo que se incluyen Bs. 1.758.398.896 de aportes para el Instituto Nacional de Nutrición (INN) y Bs. 688.783.084 para la Fundación Programa de Alimentos Estratégicos (Fundaproal).
- Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas (Bs. 119.301.000): Órgano desconcentrado del Ministerio, cuyo objetivo es ejercer la rectoría de los silos, almacenes, y depósitos agrícolas, llevando un registro nacional de silos, facilitar la implementación y puesta en marcha de un mecanismo de selección de operadores de silos y, diseñar, dirigir, regular, controlar y ejecutar planes y proyectos relacionados con el almacenamiento de productos agrícolas u otras actividades conexas. Sus acciones estarán dirigidas a llevar el control de los inventarios y de las reservas estratégicas de los alimentos, seguir fortaleciendo el Sistema de Control Agroalimentario (Sica) herramienta que permite el registro de todos los entes con sus recepciones y despachos que participan en el ciclo agroproductivo, llevar a cabo las inspecciones necesarias para ejercer el control y la fiscalización de los inventarios en los almacenes, depósitos y silos, a nivel nacional, tanto público como privado. Así como determinar todos los organismos que participan en el ciclo agroproductivo.

- Aportes y transferencias para financiar los Proyectos de los entes Descentralizados adscritos al Ministerio del Poder Popular para la Alimentación (Bs. 5.629.784.266): se asignan recursos para la ejecución de proyectos que se enmarcan en el área de política social alimentaria, dirigida fundamentalmente a mantener el abastecimiento permanente de alimentos de primera calidad y a precios accesibles para la población venezolana, mediante la distribución de alimentos a través de la Red Mercal, al mantenimiento de las Casas de Alimentación, y la promoción del cambio de los patrones de consumo de la población orientado al establecimiento de sanos hábitos alimentarios contribuyendo a disminuir la malnutrición y la obesidad. Estos recursos serán distribuidos de la siguiente manera:
- Corporación de Abastecimiento y Servicios Agrícolas, S.A.: el aporte asciende a Bs. 4.133.957.350, que se empleará en la compra de alimentos tanto nacionales como importados, para ser distribuidos a través de la Red Mercal, en el marco del Plan de Distribución de Alimentos (ejecutado por Mercal, C.A.). Este Plan tiene como principales acciones la comercialización y distribución de 14 rubros alimenticios de primera necesidad, a través de un proceso de subasta que involucra operaciones de logística (transporte, seguro, empaqueta, servicios aduanales entre otros).
- Fundación Programa de Alimentos Estratégicos (Fundaproal): Bs. 1.195.826.916, destinados a contribuir con la erradicación de la pobreza en las zonas más vulnerables del país. Con este fin, se garantiza la operatividad de las Casas de Alimentación, ofreciendo el suministro de alimentos no procesados para la elaboración de platos de comida que se entregan diariamente (lunes – sábado) a los beneficiarios de 4.500 Casas de Alimentación constituidas a nivel nacional (aproximadamente 450.000 beneficiarios), la entrega de bolsas solidarias de comida, atender los gastos de servicios básicos y la beca ayuda de las procesadoras de alimentos de las casas de alimentación. Del mismo modo, se promoverá la organización de 117.519 personas formadas y organizadas en proyectos socioproductivos.
- Instituto Nacional de Nutrición (INN) Bs. 300.000.000, el cual desarrollará investigaciones para valorar la calidad de los alimentos y la elaboración de nuevos productos de alto aporte nutricional, formar técnicos profesionales y especialistas en área agroalimentaria y nutricional con alto perfil social, que contribuyan a la construcción, rescate, valoración y promoción del nuevo paradigma de cultura alimentaria y nutricional de Venezuela, procurar la difusión masiva de los valores y hábitos de consumo alimentario saludable, constitución de espacios activos y nutritivos para mejorar las prácticas alimentarias y la actividad física, y promoción del nuevo modelo de cultura alimentaria y nutricional, orientada a mejor o mantener el estado nutricional y la calidad de vida de las comunidades. Todas estas acciones en el marco de garantizar el derecho a la alimentación y nutrición de los requerimientos y necesidades de la población, con énfasis en los grupos vulnerables y los sectores excluidos.

El resto de los entes que conforman la Misión Alimentación (Mercal, C.A., Pdval, Logicasa, Venalcasa, Cealco, Red de Abastos Bicentenario, Sabilven, Industrias Diana, Lácteos Los Andes y Comercializadora y Distribuidora Red de Venezuela, C.A.) apoyarán y potenciarán la política alimentaria en todos sus aspectos, tanto en la producción y distribución de alimentos, en los aspectos logísticos y operativos, y en la red de distribución de alimentos preparados. Estas empresas se financiarán con sus recursos propios generados de su operatividad.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
125.869	410023000	Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas	Inspección			7.000	119.301.000			119.301.000
	419999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			5.629.784.266	5.629.784.266			5.629.784.266
						TOTAL	5.749.085.266			5.749.085.266

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
410001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	236.984.720			236.984.720
410002000	Gestión administrativa	2.687.841.372			2.687.841.372
410003000	Previsión y protección social	1.995.000			1.995.000
	TOTAL	2.926.821.092			2.926.821.092

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**329**	**271**		**600**	**45.777.471**	**1.000.000**	**46.777.471**
Altos Funcionarios y de Elección Popular		1		1	63.017		63.017
Alto Nivel y de Dirección	1	3		4	362.023		362.023
Directivo	72	51		123	10.004.980		10.004.980
Profesional y Técnico	217	148		365	27.410.211	500.000	27.910.211
Personal Administrativo	10	8		18	1.220.827		1.220.827
Obrero	29	60		89	6.716.413	500.000	7.216.413
Personal Contratado	**298**	**272**		**570**	**33.098.979**		**33.098.979**
Profesional y Técnico	241	219		460	27.981.629		27.981.629
Personal Administrativo	57	53		110	5.117.350		5.117.350
TOTAL	**627**	**543**		**1.170**	**78.876.450**	**1.000.000**	**79.876.450**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**1**	**1**	**2**	**299.986**
Empleados	1	1	2	299.986
Jubilados	**5**	**1**	**6**	**1.695.014**
Empleados	5	1	6	1.695.014
TOTAL	**6**	**2**	**8**	**1.995.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	329.044.703			329.044.703
4.02	Materiales, suministros y mercancías	50.860.889			50.860.889
4.03	Servicios no personales	104.773.653			104.773.653
4.04	Activos reales	93.155.965			93.155.965
4.07	Transferencias y donaciones	8.097.374.900			8.097.374.900
4.11	Disminución de pasivos	696.248			696.248
	TOTAL	**8.675.906.358**			**8.675.906.358**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	8.076.966.246			8.076.966.246
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.967.674.483			7.967.674.483
4.07.01.03.00	Transferencias corrientes internas al sector público	7.967.674.483			7.967.674.483
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.833.717.133			3.833.717.133
	- A0057 Instituto Nacional de Nutrición (INN)	1.987.740.353			1.987.740.353
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	1.845.976.780			1.845.976.780
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	4.133.957.350			4.133.957.350
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	4.133.957.350			4.133.957.350
4.07.03.00.00	Transferencias y donaciones de capital internas	109.291.763			109.291.763
4.07.03.03.00	Transferencias de capital internas al sector público	109.291.763			109.291.763
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	109.291.763			109.291.763
	- A0057 Instituto Nacional de Nutrición (INN)	70.658.543			70.658.543
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	38.633.220			38.633.220

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.000.000			2.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.000.000			2.000.000
4.07.01.02.00	Donaciones corrientes internas al sector privado	2.000.000			2.000.000
4.07.01.02.02	Donaciones corrientes a instituciones sin fines de lucro	2.000.000			2.000.000
	- S0959 Subsidios Eventuales Diversos	2.000.000			2.000.000

PROYECTO: COD. N.E: 125869 COD. PPTO: 410023000 Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas

UNIDAD DE MEDIDA: Inspección

CANTIDAD: Fem.(0) Mas.(0) Total(7.000)

ASIGNACIÓN PRESUPUESTARIA: 119.301.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Expandir e integrar las cadenas productivas orientándolas hacia la satisfacción de las necesidades sociales en camino a la construcción del socialismo.

OBJETIVOS ESPECÍFICOS: Optimizar los mecanismos de control, seguimiento y fiscalización que garanticen el abastecimiento y distribución equitativa de los rubros alimentarios de manera oportuna y en las cantidades necesarias, contribuyendo así con la seguridad agroalimentaria de la nación, municipalizando las herramientas existentes de manera articulada con el Poder Popular.

RESULTADO: Plan de almacenamiento de alimentos en silos, almacenes y depósitos agrícolas distribuido por rubros según la demanda de alimentos de la población a nivel nacional, estatal y municipal, ayudando a garantizar la seguridad alimentaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	94.495.752					94.495.752
4.02	Materiales, suministros y mercancías	5.299.705					5.299.705
4.03	Servicios no personales	13.920.976					13.920.976
4.04	Activos reales	4.671.965					4.671.965
4.07	Transferencias y donaciones	216.354					216.354
4.11	Disminución de pasivos	696.248					696.248
	TOTAL	**119.301.000**					**119.301.000**

PROYECTO: COD. N.E: COD. PPTO: 419999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(5.629.784.266)

ASIGNACIÓN PRESUPUESTARIA: 5.629.784.266

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.629.784.266					5.629.784.266
	TOTAL	**5.629.784.266**					**5.629.784.266**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.629.784.266					5.629.784.266
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.559.320.723					5.559.320.723
4.07.01.03.00	Transferencias corrientes internas al sector público	5.559.320.723					5.559.320.723
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.425.363.373					1.425.363.373
	- A0057 Instituto Nacional de Nutrición (INN)	239.961.457					239.961.457
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	1.185.401.916					1.185.401.916
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	4.133.957.350					4.133.957.350
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	4.133.957.350					4.133.957.350
4.07.03.00.00	Transferencias y donaciones de capital internas	70.463.543					70.463.543
4.07.03.03.00	Transferencias de capital internas al sector público	70.463.543					70.463.543
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	70.463.543					70.463.543
	- A0057 Instituto Nacional de Nutrición (INN)	60.038.543					60.038.543
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	10.425.000					10.425.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	234.548.951					234.548.951
4.03	Servicios no personales	2.435.769					2.435.769
	TOTAL	236.984.720					236.984.720

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	45.561.184					45.561.184
4.03	Servicios no personales	88.416.908					88.416.908
4.04	Activos reales	88.484.000					88.484.000
4.07	Transferencias y donaciones	2.465.379.280					2.465.379.280
	TOTAL	2.687.841.372					2.687.841.372

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.447.181.980					2.447.181.980
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.408.353.760					2.408.353.760
4.07.01.03.00	Transferencias corrientes internas al sector público	2.408.353.760					2.408.353.760
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.408.353.760					2.408.353.760
	- A0057 Instituto Nacional de Nutrición (INN)	1.747.778.896					1.747.778.896
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	660.574.864					660.574.864
4.07.03.00.00	Transferencias y donaciones de capital internas	38.828.220					38.828.220
4.07.03.03.00	Transferencias de capital internas al sector público	38.828.220					38.828.220
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	38.828.220					38.828.220
	- A0057 Instituto Nacional de Nutrición (INN)	10.620.000					10.620.000
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	28.208.220					28.208.220

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.000.000					2.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.000.000					2.000.000
4.07.01.02.00	Donaciones corrientes internas al sector privado	2.000.000					2.000.000
4.07.01.02.02	Donaciones corrientes a instituciones sin fines de lucro	2.000.000					2.000.000
	- S0959 Subsidios Eventuales Diversos	2.000.000					2.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.995.000					1.995.000
	TOTAL	**1.995.000**					**1.995.000**

44

Ministerio del Poder Popular para el Turismo

MINISTERIO DEL PODER POPULAR PARA EL TURISMO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para el Turismo fue creado, mediante Decreto Nº 3.416 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.109 de fecha 18/01/2005 y es el órgano rector de la Administración Pública Nacional en materia de turismo. Tiene como objeto desarrollar, promover, organizar y regular la actividad turística y el sistema turístico nacional, como factores estratégicos para el desarrollo socio productivo y sustentable, enmarcados dentro de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

En este sentido, las políticas, planes, programas, proyectos y acciones a desarrollar para el año 2015 están dirigidos a incorporar como elemento fundamental la inclusión social, a través de la creación de mecanismos que garanticen el acceso a la recreación y al disfrute del patrimonio turístico que posee Venezuela por parte de las comunidades y población socialmente más vulnerables, e integración en las distintas actividades socio productivas que alrededor del turismo se desarrollan.

Para el año 2015, el presupuesto asignado al Ministerio del Poder Popular para el Turismo asciende a la cantidad de Bs. 553.544.357, el cual se ha distribuido de la siguiente manera: a) Bs. 499.357.841 para las Acciones Centralizadas, de los cuales Bs. 487.275.365 son para gastos de funcionamiento del Ministerio, Bs. 7.732.476 para gastos de funcionamiento del Colegio Universitario "Hotel Escuela de Los Andes Venezolanos" y Bs. 4.350.000 para aportes en acciones y participación de capital a la Sociedad de Garantías Recíprocas para la Pequeña y Mediana Empresa del Sector Turismo, Sogatur, S.A.; b) Bs. 14.267.524 para financiar los Proyectos del Colegio Universitario "Hotel Escuela de Los Andes Venezolanos"; c) Bs. 39.918.992 para la ejecución de los siguientes proyectos:

- Renovación de la plataforma tecnológica. Fase II.
- Consolidación de las estadísticas turísticas.
- Fomento y desarrollo de la inversión turística.
- Fortalecimiento del Poder Popular para la creación de organizaciones socio-productivas para el desarrollo del turismo comunitario.
- Fortalecimiento de destinos turísticos nacionales.
- Inspección de la calidad de los servicios turísticos y deberes formales de los prestadores de servicios turísticos.
- Desarrollo de Zonas de Interés Turístico.
- Incorporación de los prestadores de servicios turísticos en el Registro Turístico Nacional y otorgamiento de licencias de turismo.
- Construcción, rehabilitación y mejoras de la infraestructura turística pública.
- Conformación del Sistema Nacional de Calidad Turística.
- Procedimientos administrativos sancionatorios a prestadores de servicios turísticos.
- Difusión turística para el posicionamiento de Venezuela como destino turístico a nivel internacional.
- Programa de Turismo Social.
- Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

Entre los entes sin fines empresariales adscritos al Ministerio del Poder Popular para el Turismo se encuentran:

Colegio Universitario "Hotel Escuela de Los Andes Venezolanos"

Tiene por objetivo la formación de profesionales integrales y socialmente responsables en el área de la hotelería y servicios de la hospitalidad, para satisfacer la demanda en beneficio de las empresas turísticas del Estado, así como, capacitar y certificar por oficios para la actividad hotelera, bajo la filosofía del APRENDER - HACIENDO. Además, contempla la ejecución del Programa Nacional de Formación en Turismo (PNFT), cuya misión es formar, actualizar, perfeccionar y capacitar a profesionales aptos de satisfacer las demandas locales y regionales en el área turística, para brindar un servicio integral de calidad a turistas nacionales e internacionales.

Instituto Nacional de Turismo (Inatur):

Tiene por objeto la capacitación y sensibilización de las ciudadanas y ciudadanos para el desarrollo del turismo, atendiendo especialmente las actividades educativas que procuren el desarrollo y fortalecimiento de las comunidades organizadas en instancias del Poder Popular y demás formas de participación, promoción nacional e internacional del país como destino turístico, así como, el mejoramiento y recuperación de la infraestructura turística pública.

Fundación Bosque Macuto:

Tiene por objeto la captación y prestación de servicios de recreación, disfrute y esparcimiento ambiental en el Parque Bosque Macuto, que contempla un espacio ecológico para el disfrute turístico en el ámbito internacional y nacional a través de la presentación de atractivos ambientales, deportivos, recreativos y culturales, para contribuir con el esparcimiento, recreación y educación ambiental a instituciones educativas tanto públicas como privadas, entes Gubernamentales, Consejos Comunales y público en general.

Fundación Mundo de Los Niños (Fumdaniños):

Tiene por objeto contribuir a la formación y recreación del niño mediante la divulgación del arte, valores de la sociedad y la cultura local y nacional, posibilitando en las personas el acceso a la recreación, el deporte, el conocimiento y el arte como estrategia que permite estimular un adecuado desarrollo humano, la integración social y el mejoramiento de la calidad de vida.

Fundación La Flor de Venezuela (Fundaflor):

Tiene por objeto la custodia, protección y administración del monumento nacional "La Flor de Venezuela", que contempla la potestad de celebrar todo tipo de contratos y convenios con instituciones públicas y privadas, nacionales o internacionales, a los fines de ampliar sus actividades o su patrimonio así como, ejecutar proyectos sociales y de apoyo en estudios científicos y tecnológicos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
125973	440089000	Renovación de la plataforma tecnológica. Fase II	Equipo			35	2.240.000			2.240.000
125995	440090000	Consolidación de las estadísticas turísticas	Estudio			32	3.920.000			3.920.000
126193	440091000	Fomento y desarrollo de la inversión turística	Acción			28	997.000			997.000
126153	440092000	Fortalecimiento del Poder Popular para la creación de organizaciones socio-productivas para el desarrollo del turismo comunitario	Comunidad			38	1.673.380			1.673.380
125997	440093000	Fortalecimiento de destinos turísticos nacionales	Acción			3	850.000			850.000
125821	440094000	Inspección de la calidad de los servicios turísticos y deberes formales de los prestadores de servicios turísticos	Inspección			304	1.589.789			1.589.789
126154	440095000	Desarrollo de Zonas de Interés Turístico	Estudio			4	5.970.336			5.970.336
125974	440096000	Incorporación de los prestadores de servicios turísticos en el Registro Turístico Nacional y otorgamiento de licencias de turismo	Matrícula			690	1.090.000			1.090.000
126017	440097000	Construcción, rehabilitación y mejoras de la infraestructura turística pública	Obra			2	4.400.000			4.400.000
125881	440098000	Conformación del Sistema Nacional de Calidad Turística	Sistema			1	1.608.173			1.608.173

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126203	440099000	Procedimientos administrativos sancionatorios a prestadores de servicios turísticos	Acto			200	240.000			240.000
125808	440100000	Difusión turística para el posicionamiento de Venezuela como destino turístico a nivel internacional	Campaña Publicitaria			6	12.983.125			12.983.125
126042	440101000	Programa de Turismo Social	Persona	50.000	50.000	100.000	2.357.189			2.357.189
	449999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			14.267.524	14.267.524			14.267.524
		TOTAL					**54.186.516**			**54.186.516**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
440001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	392.448.312			392.448.312
440002000	Gestión administrativa	56.522.355			56.522.355
440003000	Previsión y protección social	50.387.174			50.387.174
	TOTAL	**499.357.841**			**499.357.841**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**126**	**193**	**23**	**342**	**21.254.944**	**7.229.788**	**28.484.732**
Altos Funcionarios y de Elección Popular		1		1	51.016		51.016
Alto Nivel y de Dirección	3			3	153.052		153.052
Directivo	19	14	23	56	2.856.940		2.856.940
Profesional y Técnico	37	12		49	3.483.747	1.710.570	5.194.317
Personal Administrativo	4			4	248.957	122.094	371.051
Obrero	63	166		229	14.461.232	5.397.124	19.858.356
Personal Contratado	**489**	**464**		**953**	**28.106.056**		**28.106.056**
Directivo	13	13		26	1.738.226		1.738.226
Profesional y Técnico	131	80		211	14.490.499		14.490.499
Personal Administrativo	345	371		716	11.877.331		11.877.331
TOTAL	**615**	**657**	**23**	**1.295**	**49.361.000**	**7.229.788**	**56.590.788**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**30**	**13**	**43**	**11.273.527**
Empleados	30	13	43	11.273.527
Jubilados	**71**	**80**	**151**	**39.113.647**
Empleados	71	80	151	39.113.647
TOTAL	**101**	**93**	**194**	**50.387.174**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	367.578.251			367.578.251
4.02	Materiales, suministros y mercancías	14.354.120			14.354.120
4.03	Servicios no personales	77.911.476			77.911.476
4.04	Activos reales	8.720.336			8.720.336
4.05	Activos financieros	4.350.000			4.350.000
4.07	Transferencias y donaciones	80.387.174			80.387.174
4.08	Otros gastos	243.000			243.000
	TOTAL	**553.544.357**			**553.544.357**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.05.00.00.00	Activos financieros	4.350.000			4.350.000
4.05.01.00.00	Aportes en acciones y participaciones de capital	4.350.000			4.350.000
4.05.01.02.00	Aportes en acciones y participaciones de capital al sector público	4.350.000			4.350.000
4.05.01.02.06	Aportes en acciones y participaciones de capital a entes descentralizados financieros no bancarios	4.350.000			4.350.000
	- A0534 Sociedad de Garantías Recíprocas para la Pequeña y Mediana Empresa del Sector Turismo, SOGATUR, S.A.	4.350.000			4.350.000
4.07.00.00.00	Transferencias y donaciones	22.000.000			22.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	21.455.000			21.455.000
4.07.01.03.00	Transferencias corrientes internas al sector público	21.455.000			21.455.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	21.455.000			21.455.000
	- A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"	21.455.000			21.455.000
4.07.03.00.00	Transferencias y donaciones de capital internas	545.000			545.000
4.07.03.03.00	Transferencias de capital internas al sector público	545.000			545.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	545.000			545.000
	- A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"	545.000			545.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	3.000.000			3.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	3.000.000			3.000.000
4.07.02.01.00	Transferencias corrientes al exterior	3.000.000			3.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	3.000.000			3.000.000
	- I0235 Organización Mundial del Turismo (OMT)	800.000			800.000
	- I0236 Organización Turística del Caribe (OTC)	2.200.000			2.200.000

PROYECTO: COD. N.E: 125973 COD. PPTO: 440089000 Renovación de la plataforma tecnológica. Fase II

UNIDAD DE MEDIDA: Equipo

CANTIDAD: Fem.(0) Mas.(0) Total(35)

ASIGNACIÓN PRESUPUESTARIA: 2.240.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidación de infraestructura tecnológica para el sector turístico.

OBJETIVOS ESPECÍFICOS: Dotar de la infraestructura tecnológica necesaria para satisfacer los requerimientos de comunicaciones del Ministerio, con una plataforma actualizada que permita ofrecer servicios seguros y estables.

RESULTADO: Contar con una central telefónica que permita asignar a los diferentes funcionarios equipos telefónicos para realizar sus labores diarias. Disponer de una red de comunicación en la sede de MINTUR que agilice las transacciones electrónicas e intercambio de información.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	240.000					240.000
4.04	Activos reales	2.000.000					2.000.000
	TOTAL	**2.240.000**					**2.240.000**

PROYECTO: COD. N.E: 125995 COD. PPTO: 440090000 Consolidación de las estadísticas turísticas

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total(32)

ASIGNACIÓN PRESUPUESTARIA: 3.920.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar información estadística oportuna, que permita conceptualizar y visualizar el comportamiento del sector turismo como actividad socio-productiva.

OBJETIVOS ESPECÍFICOS: Difundir los resultados generados por la aplicación de instrumentos de medición, destinados a conocer el comportamiento de la actividad turística, para facilitar y orientar la toma de decisiones, que permitan promover el crecimiento del turismo.

RESULTADO: Un sistema estadístico armonizado y consolidado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	150.000					150.000
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	3.670.000					3.670.000
	TOTAL	**3.920.000**					**3.920.000**

PROYECTO: COD. N.E: 126193 COD. PPTO: 440091000 Fomento y desarrollo de la inversión turística

UNIDAD DE MEDIDA: Acción

CANTIDAD: Fem.(0) Mas.(0) Total(28)

ASIGNACIÓN PRESUPUESTARIA: 997.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Facilitar los mecanismos necesarios para el desarrollo endógeno del turismo, mediante la inversión pública y privada, el fomento de una cultura turística y la participación protagónica de los actores que conforman el Sistema Turístico Nacional, con el propósito de potenciar y dinamizar el aparato productivo nacional.

OBJETIVOS ESPECÍFICOS: Estimular la inversión turística nacional, mediante el incremento de proyectos financiados por la banca pública y privada, en especial los pequeños y medianos inversionistas, así como los emprendedores, de manera que sirva para potenciar el crecimiento sustentable del sector turismo.

RESULTADO: Fortalecimiento de la inversión turística nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	439.000					439.000
4.03	Servicios no personales	558.000					558.000
	TOTAL	**997.000**					**997.000**

PROYECTO: COD. N.E: 126153 COD. PPTO: 440092000 Fortalecimiento del Poder Popular para la creación de organizaciones socio-productivas para el desarrollo del turismo comunitario.

UNIDAD DE MEDIDA: Comunidad

CANTIDAD: Fem.(0) Mas.(0) Total(38)

ASIGNACIÓN PRESUPUESTARIA: 1.673.380

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer las empresas de propiedad social comunal en todas sus modalidades, como estrategia para fomentar el protagonismo popular en la gestión y control de la actividad turística.

OBJETIVOS ESPECÍFICOS: Fortalecer al Poder Popular para la creación de organizaciones socio-productivas, que permitan el desarrollo del turismo comunitario enmarcado en el Sistema Económico Comunal.

RESULTADO: Fortalecimiento de 70 comunidades para la conformarlas como organizaciones socio- productivas bajo un modelo de gestión basado en relaciones socialistas de producción, para su posterior incorporación como prestadores de servicios turísticos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	798.698					798.698
4.03	Servicios no personales	874.682					874.682
	TOTAL	**1.673.380**					**1.673.380**

PROYECTO: COD. N.E: 125997 COD. PPTO: 440093000 Fortalecimiento de destinos turísticos nacionales

UNIDAD DE MEDIDA: Acción

CANTIDAD: Fem.(0) Mas.(0) Total(3)

ASIGNACIÓN PRESUPUESTARIA: 850.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Afianzar la soberanía proyectando la identidad nacional y la diversidad cultural del país, como atractivo turístico.

OBJETIVOS ESPECÍFICOS: Impulsar la gestión para la consolidación de los destinos turísticos, actuales y potenciales, así como fortalecer los atractivos naturales y culturales con la finalidad de viabilizar su aprovechamiento bajo el manejo de criterios de sustentabilidad, preservación, uso y disfrute por parte de los turistas y de las comunidades locales.

RESULTADO: Fortalecimiento del Patrimonio Natural y Cultural; identificación y difusión de rutas turísticas y gestión de zonas turísticas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	600.000					600.000
4.03	Servicios no personales	250.000					250.000
	TOTAL	**850.000**					**850.000**

PROYECTO: COD. N.E: 125821 COD. PPTO: 440094000 Inspección de la calidad de los servicios turísticos y deberes formales de los prestadores de servicios turísticos

UNIDAD DE MEDIDA: Inspección

CANTIDAD: Fem.(0) Mas.(0) Total(304)

ASIGNACIÓN PRESUPUESTARIA: 1.589.789

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar la calidad de los Prestadores de Servicios Turísticos a nivel nacional.

OBJETIVOS ESPECÍFICOS: Garantizar tanto a los turistas y visitantes el buen disfrute de los servicios turísticos enmarcados en la legislación vigente.

RESULTADO: Realizar las inspecciones previstas en sus diferentes clasificaciones: categorización, licencias, deberes formales y denuncias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	390.632					390.632
4.03	Servicios no personales	1.199.157					1.199.157
	TOTAL	**1.589.789**					**1.589.789**

PROYECTO: COD. N.E: 126154 COD. PPTO: 440095000 Desarrollo de Zonas de Interés Turístico

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 5.970.336

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollo de las áreas bajo régimen de administración especial en la figura de Zonas de Interés Turístico, para su posicionamiento como destino turístico nacional.

OBJETIVOS ESPECÍFICOS: Analizar y evaluar espacios turísticos para determinar la viabilidad de su declaratoria como Áreas Bajo Régimen de Administración Especial en la figura de Zona de Interés Turístico.

RESULTADO: 1 diagnóstico y 3 planes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	350.000					350.000
4.03	Servicios no personales	1.620.000					1.620.000
4.04	Activos reales	4.000.336					4.000.336
	TOTAL	**5.970.336**					**5.970.336**

PROYECTO: COD. N.E: 125974 COD. PPTO: 440096000 Incorporación de los prestadores de servicios turísticos en el Registro Turístico Nacional y otorgamiento de licencias de turismo

UNIDAD DE MEDIDA: Matrícula

CANTIDAD: Fem.(0) Mas.(0) Total(690)

ASIGNACIÓN PRESUPUESTARIA: 1.090.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar la capacidad, eficiencia y eficacia del Estado para impulsar el desarrollo turístico con visión estratégica y de largo plazo.

OBJETIVOS ESPECÍFICOS: Aumentar el número de inscripciones en el Registro Turístico Nacional y el otorgamiento de Licencias de Turismo a prestadores de servicios turísticos, a los fines de reducir la prestación de servicios informales en el mismo sector.

RESULTADO: Lograr la operatividad de los Prestadores de Servicios Turísticos debidamente registrados y con su respectiva Licencia de Turismo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	300.000					300.000
4.03	Servicios no personales	790.000					790.000
	TOTAL	**1.090.000**					**1.090.000**

PROYECTO:	COD. N.E: 126017 COD. PPTO: 440097000 Construcción, rehabilitación y mejoras de la infraestructura turística pública
UNIDAD DE MEDIDA:	Obra
CANTIDAD:	Fem.(0) Mas.(0) Total(2)
ASIGNACIÓN PRESUPUESTARIA:	4.400.000
OBJETIVO HISTÓRICO:	III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Impulsar el turismo como actividad económica y social, mediante la construcción, rehabilitación y mejora de la infraestructura e inmuebles turísticos y frentes marinos, que promuevan el disfrute y el desarrollo autosustentable local y regional.
OBJETIVOS ESPECÍFICOS:	Incrementar y mejorar los espacios públicos destinados a la recreación, esparcimiento y uso del tiempo libre de la población, a través de la construcción, rehabilitación o mejoras de la infraestructura turística pública disponible, para facilitar el acceso y disfrute de esos espacios o destinos turísticos, garantizando los derechos que le son consagrados a los venezolanos en dicha materia.
RESULTADO:	Espacios para el turismo y la recreación en condiciones adecuadas para su uso y disfrute.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	406.667					406.667
4.03	Servicios no personales	1.273.333					1.273.333
4.04	Activos reales	2.720.000					2.720.000
	TOTAL	**4.400.000**					**4.400.000**

PROYECTO: COD. N.E: 125881 COD. PPTO: 440098000 Conformación del Sistema Nacional de Calidad Turística

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.608.173

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Apoyar el mejoramiento de las infraestructuras turísticas y de servicios, así como desarrollar la actividad turística como un enfoque sustentable del ambiente.

OBJETIVOS ESPECÍFICOS: Impulsar la calidad en servicios, productos y destinos turísticos, a través de la puesta en marcha del Sistema Nacional de Calidad, asegurando un desarrollo sustentable de la actividad, basado en criterios de responsabilidad social, ambiental y económica.

RESULTADO: Prestación de servicios turísticos con criterios de calidad y sustentabilidad, mejorando los destinos turísticos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	261.005					261.005
4.03	Servicios no personales	1.347.168					1.347.168
	TOTAL	**1.608.173**					**1.608.173**

PROYECTO: COD. N.E: 126203 COD. PPTO: 440099000 Procedimientos administrativos sancionatorios a prestadores de servicios turísticos

UNIDAD DE MEDIDA: Acto

CANTIDAD: Fem.(0) Mas.(0) Total(200)

ASIGNACIÓN PRESUPUESTARIA: 240.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Apoyar el mejoramiento de la infraestructura turística de servicios.

OBJETIVOS ESPECÍFICOS: Hacer cumplir las normas que en materia de calidad deben cumplir los Prestadores de Servicios Turísticos del país, ejecutando Procedimientos Administrativos Sancionatorios, cuando el resultado de las inspecciones así lo indiquen, para satisfacer los requerimientos de turistas, visitantes y locales.

RESULTADO: Procedimientos Administrativos Sancionatorios ejecutados dentro de los lapsos procesales establecidos por las normas legales que le aplican.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	240.000					240.000
	TOTAL	**240.000**					**240.000**

PROYECTO: COD. N.E: 125808 COD. PPTO: 440100000 Difusión turística para el posicionamiento de Venezuela como destino turístico a nivel internacional

UNIDAD DE MEDIDA: Campaña Publicitaria

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 12.983.125

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Definir las políticas y estrategias que en materia de comunicación e información serán utilizadas para alcanzar el posicionamiento de Venezuela como destino turístico en el ámbito internacional.

OBJETIVOS ESPECÍFICOS: Definir las políticas y coordinar la implementación de estrategias comunicacionales, que permitan la difusión del mensaje promocional y publicitario hasta alcanzar el posicionamiento de Venezuela como destino turístico en el ámbito internacional.

RESULTADO: Campañas promocionales y publicitarias ajustadas a los requerimientos de los mercados internacionales, que faciliten el posicionamiento de Venezuela como destino turístico a nivel internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.000.000					1.000.000
4.03	Servicios no personales	11.983.125					11.983.125
	TOTAL	**12.983.125**					**12.983.125**

PROYECTO: COD. N.E: 126042 COD. PPTO: 440101000 Programa de Turismo Social

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(50.000) Mas.(50.000) Total(100.000)

ASIGNACIÓN PRESUPUESTARIA: 2.357.189

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir con la inclusión de la población vulnerable al disfrute del patrimonio turístico nacional.

OBJETIVOS ESPECÍFICOS: Diseñar e implementar los mecanismos que permitan la incorporación de personas tradicionalmente excluidas de la actividad turística.

RESULTADO: Acceso al ejercicio del derecho al descanso, recreación y aprovechamiento del tiempo libre en condiciones adecuadas de seguridad y comodidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	491.300					491.300
4.03	Servicios no personales	1.865.889					1.865.889
	TOTAL	**2.357.189**					**2.357.189**

PROYECTO: COD. N.E: COD. PPTO: 449999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(14.267.524)

ASIGNACIÓN PRESUPUESTARIA: 14.267.524

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	14.267.524					14.267.524
	TOTAL	**14.267.524**					**14.267.524**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	14.267.524					14.267.524
4.07.01.00.00	Transferencias y donaciones corrientes internas	13.722.524					13.722.524
4.07.01.03.00	Transferencias corrientes internas al sector público	13.722.524					13.722.524
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	13.722.524					13.722.524
	- A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"	13.722.524					13.722.524
4.07.03.00.00	Transferencias y donaciones de capital internas	545.000					545.000
4.07.03.03.00	Transferencias de capital internas al sector público	545.000					545.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	545.000					545.000
	- A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"	545.000					545.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	367.428.251					367.428.251
4.03	Servicios no personales	25.020.061					25.020.061
	TOTAL	**392.448.312**					**392.448.312**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	9.216.818					9.216.818
4.03	Servicios no personales	26.980.061					26.980.061
4.05	Activos financieros	4.350.000					4.350.000
4.07	Transferencias y donaciones	15.732.476					15.732.476
4.08	Otros gastos	243.000					243.000
	TOTAL	**56.522.355**					**56.522.355**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos financieros	4.350.000					4.350.000
4.05.01.00.00	Aportes en acciones y participaciones de capital	4.350.000					4.350.000
4.05.01.02.00	Aportes en acciones y participaciones de capital al sector público	4.350.000					4.350.000
4.05.01.02.06	Aportes en acciones y participaciones de capital a entes descentralizados financieros no bancarios	4.350.000					4.350.000
	- A0534 Sociedad de Garantías Recíprocas para la Pequeña y Mediana Empresa del Sector Turismo, SOGATUR, S.A.	4.350.000					4.350.000
4.07.00.00.00	Transferencias y donaciones	7.732.476					7.732.476
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.732.476					7.732.476
4.07.01.03.00	Transferencias corrientes internas al sector público	7.732.476					7.732.476
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.732.476					7.732.476
	- A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"	7.732.476					7.732.476

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	50.387.174					50.387.174
	TOTAL	**50.387.174**					**50.387.174**

45

Ministerio del Poder Popular de Petróleo y Minería

MINISTERIO DEL PODER POPULAR DE PETRÓLEO Y MINERÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular de Petróleo y Minería, para el año 2015 como órgano competente en la regulación, formulación, ejecución y control de las políticas, estrategias, planes y fiscalización de las actividades en materia de hidrocarburos, petroquímica, carboquímica, similares y conexos; así como en materia de minería, se orienta en acelerar la construcción de un nuevo modelo productivo enmarcado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, que en una visión de soberanía combina esfuerzos para optimizar la utilización de sus recursos energéticos naturales con miras a consolidar el papel de Venezuela como Potencia Energética Mundial.

SUB-SECTOR HIDROCARBUROS

Es competencia del Viceministerio de Hidrocarburos la definición de lineamientos que contribuyan a la ejecución de los objetivos de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019; así mismo la determinación y seguimiento de los lineamientos políticos relacionados con el desenvolvimiento de todas las actividades vinculadas con el desarrollo y aprovechamiento de los recursos de hidrocarburos existentes en el país, y en particular los referentes a la industria petrolera.

El Despacho del Viceministro de Hidrocarburos tiene como objetivo; formular y administrar las políticas del Sector de los Hidrocarburos, así como planificar y regular las actividades relacionadas con la defensa del valor de la tierra, el aseguramiento de la máxima valorización de los recursos y la conservación de los hidrocarburos, excluyendo el gas no asociado desde la explotación, así como el gas asociado desde la separación a los fines de contribuir al desarrollo sustentable, en aras de convertir al país en una potencia energética mundial, de acuerdo a los principios de racionalidad, eficacia, calidad, equidad y preservación de los recursos naturales no renovables y agotables.

Este Viceministerio, administrará recursos financieros basándose en los criterios de máxima eficiencia económica y social, aprovechamiento, optimización y racionalización del gasto, con la finalidad de dar cumplimiento a los planes y objetivos propuestos por el Gobierno Nacional, en materia de energía.

Para el año 2015, las Direcciones adscritas al Viceministerio de Hidrocarburos han considerado ejecutar recursos para el logro de los objetivos, basándose en las siguientes funciones:

- Establecer y evaluar las políticas públicas relativas a las actividades de hidrocarburos atendiendo a la defensa y uso racional de los mismos, a fin de fortalecer el desarrollo nacional y consolidar la soberanía del Estado sobre la propiedad de los recursos naturales.

- Asegurar el desarrollo de proyectos de infraestructura y asignación de los distintos recursos y materias primas de hidrocarburos en función de la seguridad energética de la nación, en el corto, mediano y largo plazo.

- Garantizar la máxima valorización estratégica de los hidrocarburos originales (crudo extra pesado y gas no asociado) y derivados (crudo mejorado, coque y productos) de la explotación de la Faja Petrolífera del Orinoco, generando las políticas públicas requeridas de valorización y asignación de materias primas de hidrocarburos que sean requeridas.
- Asegurar un desarrollo de la capacidad de transformación y manufactura de los hidrocarburos en función, tanto de la valorización estratégica de los mismos, como del abastecimiento prioritario del mercado interno.
- Asegurar el continuo levantamiento de datos asociados a las actividades de industrialización de los hidrocarburos, con el fin de generar la información requerida para conceptualizar, diseñar y mantener la base de datos estadísticos que contribuyan al proceso de toma de decisiones dentro del sector de su competencia.
- Impulsar el desarrollo del mercado interno de los hidrocarburos, sobre la base de considerar este mercado bajo regulación estatal por su condición de bien estratégico de primera necesidad.
- Asegurar para la nación y el pueblo, el pleno control político, económico y social de las actividades contenidas en la cadena de valor de los hidrocarburos.
- Dictar políticas y lineamientos tendentes a garantizar el adecuado desempeño tecnológico asociado con las actividades de la cadena de valor de los hidrocarburos, fomentando el desarrollo productivo, social y endógeno de la tecnología en el país.
- Generar un adecuado protocolo de asignación de derechos de explotación de hidrocarburos, con el fin de optimizar la estrategia de explotación de los yacimientos y asegurar la participación nacional.
- Seguimiento y control de la maximización del recobro de los hidrocarburos de los yacimientos, de tal manera que se mantenga el nivel adecuado de energía de los mismos en el subsuelo, de acuerdo con sus condiciones de explotación, acompañado con la oportuna generación de la actividad de recuperación secundaria cuando sea necesario.
- Asegurar una capacidad para planificar, regular, fiscalizar e inspeccionar de manera eficiente y efectiva todas las actividades de hidrocarburos y limitar de esta manera al mínimo operacional ineludible, las pérdidas de hidrocarburos tanto físicas como contables.
- Asegurar los parámetros adecuados en la estructura de las fórmulas de precios de hidrocarburos con fines de recaudación fiscal en los distintos mercados de petróleo a nivel internacional, donde se realiza el valor de los hidrocarburos extraídos, de tal manera que exista una mínima desviación entre la valorización que otorga el mercado y la que refleja la fórmula fiscal a nivel de campo de producción.
- Asegurar la ejecución oportuna, eficiente y efectiva de las acciones administrativas requeridas para una pronta recaudación de las regalías.

SUB-SECTOR GAS

Es competencia del Viceministerio de Gas la definición de lineamientos que contribuyan a la ejecución de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019; así como, la determinación y seguimiento de los lineamientos políticos, relacionados con el desenvolvimiento de todas las actividades vinculadas con el desarrollo y aprovechamiento de los recursos de hidrocarburos gaseosos y sus componentes líquidos, existentes en el país.

Este Viceministerio administrará recursos financieros basándose en los criterios de máxima eficiencia económica y social, aprovechamiento, optimización y racionalización del gasto, con la finalidad de dar cumplimiento a los planes y objetivos propuestos por el Ejecutivo Nacional, en materia de hidrocarburos gaseosos.

Para el año 2015, las direcciones adscritas al Viceministerio de Gas, han considerado ejecutar recursos para el logro de los siguientes objetivos:

- Establecer y evaluar las políticas públicas relativas a las actividades del sector gasífero, atendiendo a la defensa y uso racional de los hidrocarburos gaseosos y sus componentes líquidos; a fin de fortalecer el desarrollo nacional y consolidar la soberanía del Estado, sobre la propiedad de los recursos naturales.

- Dirigir la gestión de planificación en su área de competencia, en atención a las estrategias establecidas en el Plan Socialista de Desarrollo Económico y Social de la Nación, en concordancia con los lineamientos de política económica, para fortalecer al Estado en la administración y gestión sobre los hidrocarburos gaseosos y sus componentes líquidos y contribuir a la seguridad energética del país.

- Formular los lineamientos de política y estrategia para la valorización del gas natural y sus componentes líquidos; así como, la fijación de las tarifas de transporte, distribución y almacenamiento.

- Asesorar y recomendar al Ministro sobre la delimitación de las áreas geográficas para la realización de las actividades primarias de producción de hidrocarburos gaseosos no asociados.

- Establecer las normas técnicas que permitan regular las actividades del sector gasífero y coordinar su aprobación con el órgano con competencia en la materia.

- Evaluar, asesorar y recomendar al Despacho del Ministro, sobre la declaratoria de conversión de áreas de producción de crudos en áreas de producción de gas natural, en coordinación con el Despacho del Viceministro de Hidrocarburos.

- Asesorar y recomendar al Despacho del Ministro, la revocatoria de las licencias y permisos para realizar actividades del sector gasífero, a fin de dar cumplimiento a las disposiciones legales y a las políticas de desarrollo definidas para el sector.

- Administrar la asignación de los recursos gasíferos a los distintos sectores productivos del país, sobre la base de la información obtenida de los estudios prospectivos y probabilísticos de gas, a fin de contribuir con el desarrollo económico de la nación y la satisfacción de las necesidades sociales.

- Dictar políticas y estrategias dirigidas a la ejecución de la fiscalización y velar por su fiel cumplimiento, conjuntamente con las demás unidades del Ministerio del Poder Popular de Petróleo y Minería, con el propósito de ejercer la rectoría en el ámbito de su competencia.
- Dirigir las acciones de detección y prevención de ilícitos en las áreas sobre las cuales ejerce la rectoría, conjuntamente con la unidad administrativa competente en fiscalización y en coordinación con los órganos de seguridad del Estado, el Ministerio Público, la Contraloría General de la República y demás instituciones públicas, a fin de instruir los expedientes administrativos y se tomen las acciones correctivas.
- Velar por el fiel cumplimiento de la normativa que regula la obtención de los ingresos fiscales, provenientes de la explotación y exportación de los hidrocarburos gaseosos y sus componentes líquidos.
- Participar en organizaciones y foros internacionales señalados por el Ejecutivo Nacional, con el fin de soportar una planificación independiente, sostenible, eficiente y ambientalmente armónico del gas natural para el beneficio de la Nación.
- Promover la innovación de los avances tecnológicos relacionados con el desarrollo eficiente de las actividades del sector del gas natural, en toda la cadena de valor del recurso gasífero nacional.

SUB-SECTOR REFINACIÓN Y PETROQUÍMICA:

Es competencia del Viceministerio de Refinación y Petroquímica dirigir y administrar la planificación y las políticas en los sectores de refinación y petroquímica, carboquímica, similares y conexas; a fin de asegurar el desarrollo sustentable y la economía socialista, contribuyendo a convertir al país en una potencia energética mundial, de acuerdo a los principios de racionalidad, eficacia, calidad, equidad y preservación de los recursos naturales.

En este sentido, este Despacho orientará su política de gastos para el año 2015 sobre los siguientes aspectos:

REFINACIÓN

- Fortalecer la función rectora del Ministerio del Poder Popular de Petróleo y Minería.
- Coordinar las políticas del sistema de refinación nacional y de las plantas de procesamiento de gas.
- Incrementar la capacitación técnica y política de los funcionarios adscritos a la Dirección General de Refinación.
- Velar porque los permisos que otorgue el Ministerio protejan los intereses del país.
- Velar para que se garantice el suministro a la industria nacional de manera oportuna las corrientes de refinación y de líquidos del gas natural.
- Apoyar el desarrollo de la industria petroquímica a partir de corrientes de refinación.

- Impulsar la nacionalización de empresas estratégicas asociadas al sector de refinación y líquidos del gas natural.
- Fortalecer la planificación centralizada en el sistema de refinación nacional y las cadenas que dependen de materia prima producida en las refinerías y plantas de procesamiento de gas.

PETROQUÍMICA

- Fortalecer la gestión a través de la automatización de módulos que contengan información estadística del sector.
- Formular el Plan de Desarrollo Nacional Petroquímico 2013 - 2019.
- Fomentar la participación de las empresas de propiedad social y mixtas dentro del sistema productivo del país.
- Asegurar el cumplimiento de abastecimiento de materia prima al mercado nacional del sector petroquímico.
- Formular y promover políticas públicas para establecer un escenario de precios justos de las resinas plásticas y fertilizantes en el mercado interno.

SUB-SECTOR MINERÍA

A efectos de consolidar una mejor gestión administrativa y tributaria en el sector minero, que permitan asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados; el Ministerio promocionará las iniciativas de proyectos previstas para el 2015, entre las que conviene precisar:

- Exploración de los minerales estratégicos: Impulsar los proyectos prospectivos y exploratorios a los fines de cuantificar los recursos minerales, con usos estratégicos, en los yacimientos identificados y potenciales.
- Extracción de los minerales estratégicos: Incrementar la extracción de minerales estratégicos en los yacimientos identificados y potenciales, favoreciendo el uso de tecnologías que maximicen su aprovechamiento y preserve la vida humana.
- Planificación y desarrollo sustentable de la minería: Planificar y desarrollar las actividades mineras en forma sustentable y equilibrada, que considere integralmente todos los factores operacionales que pudiesen acarrear daños al ambiente natural y social en concordancia con la política ambiental de la Nación.
- Creación de capacidades científicas y tecnológicas: Construir capacidades en educación, ciencia, innovación y desarrollo tecnológico que incentiven la creación de conocimiento en las actividades de exploración, cuantificación, certificación, extracción y procesamiento de reservas mineras.

Para el año 2015, el Despacho tiene previsto otorgar transferencias a los entes descentralizados, mencionados a continuación:

ENTE NACIONAL DEL GAS (ENAGAS):

Este organismo tiene como misión promover el desarrollo de todas las fases de la industria de los hidrocarburos gaseosos y regular las actividades de transporte, distribución y comercialización del gas natural, para coadyuvar en la coordinación y salvaguarda de dichas actividades, asignándole recursos ordinarios por Bs. 37.556.265 para el cumplimiento de sus objetivos.

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA":

La Fundación presta servicios de guardería infantil a los hijos e hijas en edad preescolar de los trabajadores y trabajadoras al servicio del Ministerio, sus entes adscritos y las comunidades adyacentes; así como, procurar una preparación adecuada en el nivel preescolar para facilitar el ingreso a los distintos niveles educativos sistemáticos de la educación básica; para lo cual se le han asignado recursos ordinarios por Bs. 101.040.194.

FUNDACIÓN MISIÓN PIAR

La Fundación Misión Piar tiene como actividad principal promover la organización de los pequeños mineros, mineros artesanales y comunidades indígenas mineras, mediante la asistencia técnica necesaria a efectos de lograr su fortalecimiento; realización de talleres en diversas áreas laborales que permitan incrementar las capacidades de la población. El Ministerio asignó a través de transferencias corrientes, recursos por Bs. 17.247.642.

FUNDACIÓN ORO NEGRO

La Fundación tiene como objetivo principal, planificar, desarrollar, organizar y realizar programas, proyectos sociales, educativos, micro asistenciales, deportivos y culturales; dirigidos a los sectores más desposeídos; así como también mejorar la calidad de vida de los trabajadores activos, jubilados y pensionados del Ministerio del Poder Popular de Petróleo y Minería y sus entes adscritos. Para el ejercicio económico financiero 2015, el Ministerio le transferirá recursos ordinarios por el orden de Bs. 34.339.195.

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN):

El Instituto Nacional de Geología y Minería, tiene como competencia fundamental la formulación de políticas y ejecución de estrategias, planes y acciones que promuevan el desarrollo de la industria minera en el país. Además de estar a favor de la extracción, transformación y comercialización de las materias primas, lo cual se orienta al manejo racional de los recursos forestales y mineros, a la integración de las cadenas productivas con un alto valor agregado nacional, y sobre todo, a impulsar el crecimiento y desarrollo socioeconómico del país, con criterios de soberanía y de verdadera independencia nacional. Para el ejercicio económico financiero 2015, el Ministerio le transferirá recursos ordinarios por el orden de Bs. 57.987.254.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
126151	450039000	Consolidar la Información Estadística para su Análisis, Producción y Difusión para la Toma de Decisiones de Políticas Públicas del Sector Hidrocarburos	Informe			1	3.882.633			3.882.633
126194	450119000	Sistema de Regalías y Precios de Exportación	Sistema			1	10.257.356			10.257.356
126236	450126000	Racionalización de los Productos Derivados de Hidrocarburos, a través del Reordenamiento del Mercado Interno Promoviendo el Uso de Gas Natural Vehicular (GNV) y Gas Licuado de Petróleo (GLP)	Punto de Cuenta			2	5.275.469			5.275.469
126293	450134000	Indicadores para la Evaluación del Alcance de los Objetivos de los Planes y las Políticas Sectoriales del Ministerio del Poder Popular de Petróleo y Minería que Aseguren el Desarrollo Económico y Social de la Nación	Indicador			1	2.265.770			2.265.770
126315	450144000	Optimizar un Sistema para la Administración y Gestión de las Solicitudes de los Derechos Mineros Otorgados en el Territorio Nacional	Informe			108	3.795.809			3.795.809
126316	450290000	Creación del Registro Nacional de Empresas Petroquímicas	Módulo			2	272.985			272.985
126340	450291000	Formulación, Evaluación y Seguimiento de Políticas, Estrategias y Planes del Sector Minero Nacional	Informe			37	5.055.611			5.055.611
126410	450292000	Plan Integral para Gestionar Acciones de Fiscalización en la Racionalización de los Recursos Económicos Asignados a las Estaciones de Servicios, a través del Reordenamiento del Mercado Interno de los Productos Derivados de Hidrocarburos	Punto de Información			30	3.928.283			3.928.283

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126412	450293000	Fomentar la Participación Ciudadana en el Ejercicio del Control sobre la Gestión Pública	Taller			28	554.737			554.737
126413	450294000	Prospectiva Energética de la República Bolivariana de Venezuela hasta el 2032	Informe			1	79.520			79.520
126432	450295000	Implementar un Sistema de Información Geoenergética que Permita el Análisis de la Distribución, Usos y Disposición de los Recursos Energéticos de la Nación, Enmarcado dentro de las Políticas Estructurales Diseñadas por el Estado para el Desarrollo del País	Sistema			1	315.128			315.128
126436	450296000	Optimizar la Automatización de los Procesos de Determinación, Cálculo, Liquidación y Notificación de los Ingresos Petroleros	Informe			2	2.002.336			2.002.336
126449	450297000	Optimización de los Procesos Medulares de Seguimiento y Control de las Actividades Primarias, Conexas y de las Rentas, a Nivel Nacional, Correspondientes a la Minería	Informe			1	4.925.766			4.925.766
126478	450298000	Política de Industrialización de las Corrientes del Sistema de Refinación Nacional con Potencial de Ser Aprovechables, con Usos no Energéticos	Promoción			7	2.976.664			2.976.664
126486	450299000	Consolidar los Componentes de los Precios Fórmula de los Petróleos Crudos de Referencia para el Cálculo de las Regalías y su Comparación con la Valorización de los Hidrocarburos Exportados por la Nación	Informe			2	1.357.536			1.357.536
126490	450300000	Política de Soberanía Tecnológica y de Desarrollo y Promoción de la Inversión en los Sectores Hidrocarburos, Petroquímico y Conexos	Sistema			1	1.424.574			1.424.574

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126500	450301000	Conceptualización de un Conglomerado Industrial Petrolero y de una Base Petroindustrial Socialista, en el Área de Servicios a Pozos, Químicos y Servicios Especializados a Refinación	Promoción			2	903.574			903.574
126528	450302000	Diseño y Desarrollo del Modelo de Contrato a Suscribir por las Empresas del Estado para las Actividades de Compra y Venta de Gas Natural y Líquidos del Gas Natural, en el Mercado Nacional e Internacional	Contrato			1	1.058.284			1.058.284
126530	450303000	Actualización de Precios y Tarifas de Comercialización del Gas para los Distintos Sectores de la Sociedad que hacen Uso de este Recurso	Resolución			1	639.605			639.605
126542	450304000	Elaboración de un Módulo del Sistema de Refinación para la Automatización del Reporte Diario Operacional para las Plantas de Extracción y Fraccionamiento de Líquidos de Gas Natural	Módulo			1	164.025			164.025
126565	450305000	Optimizar el Control de la Producción de los Volúmenes de Hidrocarburos y Derivados Sujetos a Pagos de Impuestos y Regalías en la Nación	Acta			12.016	78.043.679			78.043.679
126567	450306000	Elaboración de un Módulo del Sistema de Refinación para la Automatización del Reporte Diario Operacional de los Mejoradores de Crudo	Módulo			1	313.661			313.661
126658	450307000	Fortalecimiento de la Evaluación de Infraestructuras Asociadas a la Producción, Recolección, Tratamiento, Refinación, Comercialización y Distribución de Hidrocarburos y Derivados en el País	Módulo			10.302	71.778.375			71.778.375
126672	450308000	Plan de Bienestar Social para los Trabajadores (as) del Ministerio del Poder Popular de Petróleo y Minería y sus Comunidades	Evento			112	11.972.841			11.972.841

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126674	450309000	Fortalecimiento de la Administración, Resguardo y Seguridad de Datos	Informe			4	6.663.929			6.663.929
126681	450310000	Ejecución del Plan de Fiscalización, Seguimiento y Control de las Actividades Primarias y Conexas a la Minería, a Nivel Nacional para el Año 2015	Reporte			4	24.525.801			24.525.801
126756	450311000	Desarrollo de la Cuenta Satélite Petroquímica	Informe			1	159.095			159.095
126525	450312000	Diseño y Desarrollo del Modelo de Licencias que se Usarán en las Licitaciones para la Exploración y Explotación del Gas en Costa Afuera y Tierra	Licencia			1	1.258.834			1.258.834
126303	450313000	Fortalecer el Sistema de Control Interno del Ministerio, Mediante el Control Posterior para Coadyuvar en el Logro de los Planes, Objetivos y Metas de la Institución	Informe			76	7.380.928			7.380.928
	459999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			186.614.380	186.614.380			186.614.380
TOTAL							439.847.188			439.847.188

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
450001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	883.504.933			883.504.933
450002000	Gestión administrativa	116.833.272			116.833.272
450003000	Previsión y protección social	374.668.339			374.668.339
	TOTAL	**1.375.006.544**			**1.375.006.544**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.479**	**1.970**	**677**	**4.126**	**78.772.886**	**58.323.343**	**137.096.229**
Altos Funcionarios y de Elección Popular		1		1	25.512		25.512
Alto Nivel y de Dirección	9	15	35	59	1.505.208		1.505.208
Profesional y Técnico	727	604	352	1.683	42.962.310	33.615.619	76.577.929
Personal Administrativo	201	203	216	620	15.817.440	9.384.887	25.202.327
Obrero	175	528	5	708	18.462.416	15.322.837	33.785.253
Personal Fijo a Tiempo Parcial	**9**	**2**	**2**	**13**	**331.656**	**196.893**	**528.549**
Personal Médico	9	2	2	13	331.656	196.893	528.549
TOTAL	**1.121**	**1.353**	**610**	**3.084**	**79.104.542**	**58.520.236**	**137.624.778**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**307**	**66**	**373**	**113.434.111**
Alto Nivel y de Dirección	51	21	72	2.032.356
Empleados	256	45	301	111.401.755
Jubilados	**417**	**581**	**998**	**261.234.228**
Alto Nivel y de Dirección	6	25	31	918.621
Empleados	367	436	803	255.455.807
Obreros	44	120	164	4.859.800
TOTAL	724	647	1.371	374.668.339

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.082.522.479			1.082.522.479
4.02	Materiales, suministros y mercancías	34.994.512			34.994.512
4.03	Servicios no personales	56.296.013			56.296.013
4.04	Activos reales	17.311.707			17.311.707
4.07	Transferencias y donaciones	622.838.889			622.838.889
4.11	Disminución de pasivos	890.132			890.132
	TOTAL	1.814.853.732			1.814.853.732

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	248.170.550			248.170.550
4.07.01.00.00	Transferencias y donaciones corrientes internas	248.170.550			248.170.550
4.07.01.03.00	Transferencias corrientes internas al sector público	248.170.550			248.170.550
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	248.170.550			248.170.550
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	57.987.254			57.987.254
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	101.040.194			101.040.194
	- A0361 Fundación Oro Negro	34.339.195			34.339.195
	- A0428 Fundación Misión Piar	17.247.642			17.247.642
	- A0900 Ente Nacional del Gas (ENAGAS)	37.556.265			37.556.265

PROYECTO: COD. N.E: 126151 COD. PPTO: 450039000 Consolidar la Información Estadística para su Análisis, Producción y Difusión para la Toma de Decisiones de Políticas Públicas del Sector Hidrocarburos

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 3.882.633

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Dotar al Ministerio del Poder Popular de Petróleo y Minería de información estadística oportuna, confiable, transparente, comparable que contribuya eficientemente a la generación de conocimiento sobre la realidad de la actividad de los hidrocarburos, fortaleciendo el desarrollo, adecuación y adopción de normas y estándares que contribuyan eficazmente al proceso de armonización estadística como órgano que forma parte del Sistema Estadístico Nacional, y que a su vez contribuya con información estadística, que permita la formulación, seguimiento y evaluación de las políticas públicas del sector hidrocarburos

RESULTADO: Realizar un inventario de las operaciones estadísticas necesarias para brindar soporte al desarrollo de políticas, planes y proyectos del sector hidrocarburos y generar la conceptualización de los procesos y metodologías integrantes del sistema estadístico del sector hidrocarburos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.759.956					2.759.956
4.02	Materiales, suministros y mercancías	400.000					400.000
4.03	Servicios no personales	722.677					722.677
	TOTAL	**3.882.633**					**3.882.633**

PROYECTO: COD. N.E: 126194 COD. PPTO: 450119000 Sistema de Regalías y Precios de Exportación

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 10.257.356

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar y ejercer la soberanía nacional sobre materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Desarrollar un sistema de regalías y precios de exportación que permita automatizar el proceso para determinar las regalías de hidrocarburos líquidos e impuestos, que tiene derecho el Estado venezolano por la explotación del subsuelo

RESULTADO: Automatizar el proceso para determinar las regalías de hidrocarburos gaseosos, regalías de hidrocarburos líquidos e impuestos, que tiene derecho el Estado venezolano por la explotación del subsuelo por las diferentes modalidades de empresas que participan, este derecho de participación es un porcentaje sobre los volúmenes de hidrocarburos extraídos de cualquier yacimiento, corresponde al Ministerio del Poder Popular de Petróleo y Minería y fiscalizar las operaciones que causen regalías e impuestos relacionada con la materia de hidrocarburos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.647.872					7.647.872
4.02	Materiales, suministros y mercancías	1.305.000					1.305.000
4.03	Servicios no personales	321.366					321.366
4.04	Activos reales	983.118					983.118
	TOTAL	**10.257.356**					**10.257.356**

PROYECTO: COD. N.E: 126236 COD. PPTO: 450126000 Racionalización de los Productos Derivados de Hidrocarburos, a través del Reordenamiento del Mercado Interno Promoviendo el Uso de Gas Natural Vehicular (GNV) y Gas Licuado de Petróleo (GLP)

UNIDAD DE MEDIDA: Punto de cuenta

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 5.275.469

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formular políticas en el área de hidrocarburos orientadas a promover el uso racional de los mismos, garantizando el desarrollo económico social y endógeno sostenible y sustentable de la República Bolivariana de Venezuela

OBJETIVOS ESPECÍFICOS: Consolidar el control efectivo de las actividades claves de la cadena valor petróleo y gas

RESULTADO: Combustibles líquidos comercializados en el mercado interno de manera óptima, segura, eficiente en función del uso de Gas Natural Vehicular (GNV) y Gas Licuado de Petróleo (GLP)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.674.484					4.674.484
4.02	Materiales, suministros y mercancías	168.000					168.000
4.03	Servicios no personales	432.985					432.985
	TOTAL	**5.275.469**					**5.275.469**

PROYECTO: COD. N.E: 126293 COD. PPTO: 450134000 Indicadores para la Evaluación del Alcance de los Objetivos de los Planes y las Políticas Sectoriales del Ministerio del Poder Popular de Petróleo y Minería que Aseguren el Desarrollo Económico y Social de la Nación

UNIDAD DE MEDIDA: Indicador

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 2.265.770

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Elaborar los indicadores para la evaluación del alcance de los objetivos de los planes y las políticas sectoriales del Ministerio del Poder Popular de Petróleo y Minería que aseguren el Desarrollo Económico y Social de la Nación

OBJETIVOS ESPECÍFICOS: Elaborar los indicadores para la evaluación del alcance de los objetivos de los planes y las políticas sectoriales del Ministerio del Poder Popular de Petróleo y Minería, que aseguren el Desarrollo Económico y Social de la Nación

RESULTADO: Elaboración de los indicadores de planes y políticas sectoriales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.184.019					2.184.019
4.02	Materiales, suministros y mercancías	45.500					45.500
4.03	Servicios no personales	36.251					36.251
	TOTAL	**2.265.770**					**2.265.770**

PROYECTO: COD. N.E: 126315 COD. PPTO: 450144000 Optimizar un Sistema para la Administración y Gestión de las Solicitudes de los Derechos Mineros Otorgados en el Territorio Nacional

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(108)

ASIGNACIÓN PRESUPUESTARIA: 3.795.809

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer y ejecutar la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Establecer y ejecutar la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

RESULTADO: Respuestas oportunas en la gestión, administración, control y seguimiento de la actividad minera

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.236.143					3.236.143
4.02	Materiales, suministros y mercancías	234.000					234.000
4.03	Servicios no personales	255.666					255.666
4.04	Activos reales	70.000					70.000
	TOTAL	**3.795.809**					**3.795.809**

PROYECTO: COD. N.E: 126316 COD. PPTO: 450290000 Creación del Registro Nacional de Empresas Petroquímicas

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 272.985

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir a la formulación de planes y políticas que estimulen la producción nacional de fertilizantes, olefinas y plásticos y productos industriales, que promuevan y regulen el desarrollo del sector transformador nacional, dentro del marco del desarrollo endógeno

OBJETIVOS ESPECÍFICOS: Implementar el Registro Nacional de Empresas Petroquímicas, sustentado en una plataforma tecnológica que proporcione información completa y veraz de la actividad petroquímica nacional

RESULTADO: Sistema de gestión para el Registro Nacional de Empresas Petroquímicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	261.263					261.263
4.02	Materiales, suministros y mercancías	10.200					10.200
4.03	Servicios no personales	1.522					1.522
	TOTAL	272.985					272.985

PROYECTO: COD. N.E: 126340 COD. PPTO: 450291000 Formulación, Evaluación y Seguimiento de Políticas, Estrategias y Planes del Sector Minero Nacional

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(37)

ASIGNACIÓN PRESUPUESTARIA: 5.055.611

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Contribuir al desarrollo sostenible y sustentable del uso de los minerales, para desarrollar el poderío económico y la consolidación de Venezuela como potencia energética mundial y generar información oportuna, estratégica para la toma de decisiones

RESULTADO: Informes con análisis y recomendaciones para el sector minero

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.150.935					3.150.935
4.02	Materiales, suministros y mercancías	509.100					509.100
4.03	Servicios no personales	410.976					410.976
4.04	Activos reales	984.600					984.600
	TOTAL	**5.055.611**					**5.055.611**

PROYECTO: COD. N.E: 126410 COD. PPTO: 450292000 Plan Integral para Gestionar Acciones de Fiscalización en la Racionalización de los Recursos Económicos Asignados a las Estaciones de Servicios, a través del Reordenamiento del Mercado Interno de los Productos Derivados de Hidrocarburos

UNIDAD DE MEDIDA: Punto de información

CANTIDAD: Fem.(0) Mas.(0) Total(30)

ASIGNACIÓN PRESUPUESTARIA: 3.928.283

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formular políticas en el área de los hidrocarburos orientados a promover el uso racional de los mismos, garantizando el desarrollo social endógeno sostenible y sustentable de la República Bolivariana de Venezuela

OBJETIVOS ESPECÍFICOS: Consolidar el control efectivo de las actividades claves de la cadena de valor de petróleo y gas

RESULTADO: 1.798 Estaciones de servicio de gasolina activas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.358.100					3.358.100
4.02	Materiales, suministros y mercancías	175.347					175.347
4.03	Servicios no personales	394.836					394.836
	TOTAL	**3.928.283**					**3.928.283**

PROYECTO: COD. N.E: 126412 COD. PPTO: 450293000 Fomentar la Participación Ciudadana en el Ejercicio del Control sobre la Gestión Pública

UNIDAD DE MEDIDA: Taller

CANTIDAD: Fem.(0) Mas.(0) Total(28)

ASIGNACIÓN PRESUPUESTARIA: 554.737

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fomentar el ejercicio del derecho de los ciudadanos, ciudadanas y/o comunidades organizadas a participar en el control sobre la gestión pública a través de los órganos de control fiscal, de conformidad con lo establecido en las normas para fomentar la participación ciudadana emitida por la Contraloría General de la República

OBJETIVOS ESPECÍFICOS: Integrar a los ciudadanos y ciudadanas al ejercicio de control sobre la gestión pública a través de talleres de formación y capacitación, así como brindar asesorías en el área de control

RESULTADO: Ciudadanos formados mediante herramientas para ejercer la participación en la gestión pública y el control social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	296.839					296.839
4.02	Materiales, suministros y mercancías	25.000					25.000
4.03	Servicios no personales	232.898					232.898
	TOTAL	**554.737**					**554.737**

PROYECTO: COD. N.E: 126413 COD. PPTO: 450294000 Prospectiva Energética de la República Bolivariana de Venezuela hasta el 2032

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 79.520

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la propiedad y uso de los recursos naturales del país de forma soberana, para la satisfacción de las demandas internas, así como su uso en función de los más altos intereses nacionales

OBJETIVOS ESPECÍFICOS: Elaborar la prospectiva energética de la República Bolivariana de Venezuela hasta el 2032

RESULTADO: Prospectiva energética de la República Bolivariana de Venezuela

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	45.500					45.500
4.03	Servicios no personales	34.020					34.020
	TOTAL	**79.520**					**79.520**

PROYECTO: COD. N.E: 126432 COD. PPTO: 450295000 Implementar un Sistema de Información Geoenergética que Permita el Análisis de la Distribución, Usos y Disposición de los Recursos Energéticos de la Nación, Enmarcado dentro de las Políticas Estructurales Diseñadas por el Estado para el Desarrollo del País

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 315.128

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el rol del Estado en la administración y explotación de los recursos hidrocarburíferos y mineros

OBJETIVOS ESPECÍFICOS: Implementar un sistema de información geoenergética que permita el análisis de la distribución, usos y disposición de los recursos energéticos de la Nación

RESULTADO: Implementación de un sistema de información geoenergética

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	210.000					210.000
4.03	Servicios no personales	105.128					105.128
	TOTAL	**315.128**					**315.128**

PROYECTO:	COD. N.E: 126436 COD. PPTO: 450296000 Optimizar la Automatización de los Procesos de Determinación, Cálculo, Liquidación y Notificación de los Ingresos Petroleros
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total(2)
ASIGNACIÓN PRESUPUESTARIA:	2.002.336
OBJETIVO HISTÓRICO:	I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados
OBJETIVOS ESPECÍFICOS:	Optimizar las herramientas tecnológicas utilizadas en los procesos de determinación, cálculo, liquidación y notificación de los ingresos petroleros
RESULTADO:	Sistema

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.575.098					1.575.098
4.02	Materiales, suministros y mercancías	60.000					60.000
4.03	Servicios no personales	272.238					272.238
4.04	Activos reales	95.000					95.000
	TOTAL	**2.002.336**					**2.002.336**

PROYECTO: COD. N.E: 126449 COD. PPTO: 450297000 Optimización de los Procesos Medulares de Seguimiento y Control de las Actividades Primarias, Conexas y de las Rentas a Nivel Nacional, Correspondientes a la Minería

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 4.925.766

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimización de los procesos medulares de seguimiento y control de las actividades primarias, conexas y de las rentas a nivel nacional, correspondientes a la minería

OBJETIVOS ESPECÍFICOS: Optimizar los procesos medulares de seguimiento y control de las actividades primarias, conexas y de las rentas a nivel nacional, correspondientes a la minería, mediante el desarrollo de cuatro (04) mecanismos tendentes a mejorar la eficiencia en la gestión de la Dirección General de Fiscalización y Control Minero

RESULTADO: Procesos medulares de seguimiento y control de las actividades primarias, conexas y de las rentas, correspondientes a la minería

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.630.382					3.630.382
4.02	Materiales, suministros y mercancías	528.586					528.586
4.03	Servicios no personales	626.798					626.798
4.04	Activos reales	140.000					140.000
	TOTAL	**4.925.766**					**4.925.766**

PROYECTO: COD. N.E: 126478 COD. PPTO: 450298000 Política de Industrialización de las Corrientes del Sistema de Refinación Nacional con Potencial de Ser Aprovechables, con Usos no Energéticos

UNIDAD DE MEDIDA: Promoción

CANTIDAD: Fem.(0) Mas.(0) Total(7)

ASIGNACIÓN PRESUPUESTARIA: 2.976.664

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir con la diversificación socio-productiva permitiendo afianzar el crecimiento económico y social del país

OBJETIVOS ESPECÍFICOS: Visualizar las oportunidades de desarrollos industriales de las corrientes del Sistema de Refinación Nacional (SRN) con potencial de ser aprovechables, con usos no energéticos, para ser industrializadas, jerarquizando según orientación estratégica para el Estado, economía comunal y sector privado, con el fin de sustituir las importaciones y, en algunos casos, en que las ventajas sean mayores, su exportación

RESULTADO: Promoción de proyectos de industrialización de las corrientes del Sistema de Refinación Nacional (SRN) con potencial de ser aprovechables, con usos no energéticos, para ser industrializados, jerarquizando según orientación estratégica para el Estado, economía comunal y sector privado, con el fin de sustituir las importaciones y, en algunos casos, en que las ventajas sean mayores, su exportación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.496.234					2.496.234
4.02	Materiales, suministros y mercancías	216.775					216.775
4.03	Servicios no personales	232.655					232.655
4.04	Activos reales	31.000					31.000
	TOTAL	**2.976.664**					**2.976.664**

PROYECTO: COD. N.E: 126486 COD. PPTO: 450299000 Consolidar los Componentes de los Precios Fórmula de los Petróleos Crudos de Referencia para el Cálculo de las Regalías y su Comparación con la Valorización de los Hidrocarburos Exportados por la Nación

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 1.357.536

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Participar en la determinación del valor mercantil internacional de los hidrocarburos y fijar los precios de liquidación de regalías, impuestos y equivalentes y realizar su comparación con los precios de exportación

RESULTADO: Informe de avance

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.150.587					1.150.587
4.02	Materiales, suministros y mercancías	42.214					42.214
4.03	Servicios no personales	154.235					154.235
4.04	Activos reales	10.500					10.500
	TOTAL	1.357.536					1.357.536

PROYECTO: COD. N.E: 126490 COD. PPTO: 450300000 Política de Soberanía Tecnológica y de Desarrollo y Promoción de la Inversión en los Sectores Hidrocarburos, Petroquímico y Conexos

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.424.574

OBJETIVO HISTÓRICO: II

I. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera

OBJETIVOS ESPECÍFICOS: Desarrollar un sistema de apropiación social del conocimiento que contenga la consolidación de una red de tecnología e innovación y la elaboración de un instrumento legal que permita el desarrollo y promoción de la inversión en los sectores hidrocarburos, petroquímico y conexos, con el fin de contribuir a la soberanía tecnológica

RESULTADO: 20% del sistema de apropiación social del conocimiento con el fin de contribuir a la soberanía tecnológica y al desarrollo y promoción de la inversión en los sectores hidrocarburos, petroquímico y conexos, en el marco del modelo productivo socialista

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.190.256					1.190.256
4.02	Materiales, suministros y mercancías	89.000					89.000
4.03	Servicios no personales	119.318					119.318
4.04	Activos reales	26.000					26.000
	TOTAL	**1.424.574**					**1.424.574**

PROYECTO: COD. N.E: 126500 COD. PPTO: 450301000 Conceptualización de un Conglomerado Industrial Petrolero y de una Base Petroindustrial Socialista, en el Área de Servicios a Pozos, Químicos y Servicios Especializados a Refinación

UNIDAD DE MEDIDA: Promoción

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 903.574

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera

OBJETIVOS ESPECÍFICOS: Elaborar una propuesta conceptual de un conglomerado industrial petrolero y de una base petroindustrial socialista, en el área de servicios a pozos, químicos y servicios especializados a refinación, para que sea considerada por Petróleos de Venezuela, S.A. en sus planes de desarrollo, en el marco de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 con el fin de promover y hacer seguimiento a su construcción y conformación

RESULTADO: Propuesta conceptual para la construcción y conformación de los conglomerados industriales petroleros y de las bases petroindustriales socialistas, en el área de servicios a pozos, químicos y servicios especializados a refinación, basado en un nuevo modelo de gestión que garantice la hegemonía de la propiedad social, con el fin de promover y hacer seguimiento a su construcción y conformación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	702.916					702.916
4.02	Materiales, suministros y mercancías	69.032					69.032
4.03	Servicios no personales	102.185					102.185
4.04	Activos reales	29.441					29.441
	TOTAL	**903.574**					**903.574**

PROYECTO: COD. N.E: 126528 COD. PPTO: 450302000 Diseño y Desarrollo del Modelo de Contrato a Suscribir por las Empresas del Estado para las Actividades de Compra y Venta de Gas Natural y Líquidos del Gas Natural, en el Mercado Nacional e Internacional

UNIDAD DE MEDIDA: Contrato

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.058.284

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar hacia la soberanía e independencia productiva en la construcción de redes estratégicas tanto para bienes esenciales como de generación de valor, a partir de nuestras ventajas comparativas

OBJETIVOS ESPECÍFICOS: Implementar para el año 2015, nuevos modelos de contratos a ser suscritos por las empresas del Estado en las actividades de compra y venta de gas natural y líquidos del gas natural, para unificar el contenido de los mismos, asegurando la defensa de los intereses de la Nación

RESULTADO: Modelos de contratos únicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	693.987					693.987
4.02	Materiales, suministros y mercancías	180.372					180.372
4.03	Servicios no personales	183.925					183.925
	TOTAL	**1.058.284**					**1.058.284**

PROYECTO: COD. N.E: 126530 COD. PPTO: 450303000 Actualización de Precios y Tarifas de Comercialización del Gas para los Distintos Sectores de la Sociedad que hacen Uso de este Recurso

UNIDAD DE MEDIDA: Resolución

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 639.605

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la seguridad energética de la Nación, en lo concerniente a la provisión de los combustibles líquidos y gaseosos, en atención a las prioridades de desarrollo y ocupación territorial del país

OBJETIVOS ESPECÍFICOS: Lograr que se decrete e implemente para el año 2015, la normativa especial que regule los precios y tarifas del gas natural para lograr una justa y verdadera valorización y de esta forma, contribuir al cumplimiento de los planes sociales del Estado venezolano

RESULTADO: Precios y tarifas de comercialialización del gas para los distintos sectores de la sociedad que hacen uso de este recurso, a través de la implementación de una normativa especial que regule los precios y tarifas del gas natural para lograr una justa y verdadera valorización

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	566.297					566.297
4.02	Materiales, suministros y mercancías	30.920					30.920
4.03	Servicios no personales	42.388					42.388
	TOTAL	**639.605**					**639.605**

PROYECTO: COD. N.E: 126542 COD. PPTO: 450304000 Elaboración de un Módulo del Sistema de Refinación para la Automatización del Reporte Diario Operacional para las Plantas de Extracción y Fraccionamiento de Líquidos de Gas Natural

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 164.025

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la capacidad rectora del Ministerio del Poder Popular de Petróleo y Minería

OBJETIVOS ESPECÍFICOS: Elaboración de un módulo del sistema de refinación para la automatización del reporte diario operacional

RESULTADO: Módulo en el sistema de refinación para la emisión del reporte diario operacional de las plantas de extracción y fraccionamiento de líquidos de gas natural

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	150.020					150.020
4.02	Materiales, suministros y mercancías	12.371					12.371
4.03	Servicios no personales	1.634					1.634
	TOTAL	**164.025**					**164.025**

PROYECTO: COD. N.E: 126565 COD. PPTO: 450305000 Optimizar el Control de la Producción de los Volúmenes de Hidrocarburos y Derivados Sujetos a Pagos de Impuestos y Regalías en la Nación

UNIDAD DE MEDIDA: Acta

CANTIDAD: Fem.(0) Mas.(0) Total(12.016)

ASIGNACIÓN PRESUPUESTARIA: 78.043.679

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados, desarrollar un modelo de formación sociopolítica que consolide un nuevo funcionario y trabajador público, comprometido con los valores y preceptos socialistas

OBJETIVOS ESPECÍFICOS: Ejercer la acción fiscalizadora en materia de los hidrocarburos y sus derivados con el fin de identificar puntos a mejorar para la optimización de la cuantificación de los volúmenes de hidrocarburos producidos (Líquidos y gaseosos)

RESULTADO: Inspecciones programadas vs Inspecciones ejecutadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	70.142.028					70.142.028
4.02	Materiales, suministros y mercancías	4.272.791					4.272.791
4.03	Servicios no personales	2.068.135					2.068.135
4.04	Activos reales	1.560.725					1.560.725
	TOTAL	**78.043.679**					**78.043.679**

PROYECTO: COD. N.E: 126567 COD. PPTO: 450306000 Elaboración de un Módulo del Sistema de Refinación para la Automatización del Reporte Diario Operacional de los Mejoradores de Crudo

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 313.661

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la capacidad rectora del Ministerio del Poder Popular de Petróleo y Minería

OBJETIVOS ESPECÍFICOS: Incorporar un módulo al sistema de refinación para automatizar el reporte diario operacional

RESULTADO: Módulo en el sistema de refinación para la emisión del reporte diario operacional de los mejoradores de crudo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	296.564					296.564
4.02	Materiales, suministros y mercancías	14.999					14.999
4.03	Servicios no personales	2.098					2.098
	TOTAL	**313.661**					**313.661**

PROYECTO: COD. N.E: 126658 COD. PPTO: 450307000 Fortalecimiento de la Evaluación de Infraestructuras Asociadas a la Producción, Recolección, Tratamiento, Refinación, Comercialización y Distribución de Hidrocarburos y Derivados en el País

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total(10.302)

ASIGNACIÓN PRESUPUESTARIA: 71.778.375

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar un modelo de formación sociopolítica que consolide un nuevo funcionario y trabajador público, comprometido con los valores y preceptos socialistas

OBJETIVOS ESPECÍFICOS: Desarrollar un modelo de formación sociopolítica que consolide un nuevo funcionario y trabajador público, comprometido con los valores y preceptos socialistas

RESULTADO: Inspecciones programadas vs Inspecciones ejecutadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	62.950.613					62.950.613
4.02	Materiales, suministros y mercancías	3.789.057					3.789.057
4.03	Servicios no personales	2.702.918					2.702.918
4.04	Activos reales	2.335.787					2.335.787
	TOTAL	**71.778.375**					**71.778.375**

PROYECTO: COD. N.E: 126672 COD. PPTO: 450308000 Plan de Bienestar Social para los Trabajadores (as) del Ministerio del Poder Popular de Petróleo y Minería y sus Comunidades

UNIDAD DE MEDIDA: Evento

CANTIDAD: Fem.(0) Mas.(0) Total(112)

ASIGNACIÓN PRESUPUESTARIA: 11.972.841

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar la calidad de vida de los trabajadores, jubilados, pensionados, y comunidades, garantizando la integración social y demás acciones que permitan proteger el cumplimiento de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019

OBJETIVOS ESPECÍFICOS: Contribuir a mejorar los niveles de satisfacción, el bienestar social, cultural, recreativo y deportivo de los trabajadores (as) jubilados (as), pensionados (as) y comunidades del Ministerio del Poder Popular de Petróleo y Minería

RESULTADO: Mejorar el nivel de calidad de vida de los trabajadores (as) jubilados pensionados y comunidades logrando el vivir bien, a través del goce de sus derechos, económicos sociales, políticos y culturales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.016.959					10.016.959
4.02	Materiales, suministros y mercancías	453.000					453.000
4.03	Servicios no personales	1.502.882					1.502.882
	TOTAL	**11.972.841**					**11.972.841**

PROYECTO: COD. N.E: 126674 COD. PPTO: 450309000 Fortalecimiento de la Administración, Resguardo y Seguridad de Datos

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 6.663.929

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ejercer la custodia, organización, control y conservación de la data referida a la exploración y producción de hidrocarburos bajo las normativas vigentes y niveles de seguridad establecidos para garantizar la calidad, oportunidad y accesibilidad a la información así como la soberanía del patrimonio documental de la Nación

OBJETIVOS ESPECÍFICOS: Centralizar, resguardar y preservar la información de exploración y producción de hidrocarburos en el banco nacional de datos, con el objeto de asegurar su control, custodia y manejo soberano

RESULTADO: Obtener informes de control de calidad que garantice la integridad y calidad de los datos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.857.230					5.857.230
4.02	Materiales, suministros y mercancías	390.000					390.000
4.03	Servicios no personales	253.699					253.699
4.04	Activos reales	163.000					163.000
	TOTAL	**6.663.929**					**6.663.929**

PROYECTO: COD. N.E: 126681 COD. PPTO: 450310000 Ejecución del Plan de Fiscalización, Seguimiento y Control de las Actividades Primarias y Conexas a la Minería, a Nivel Nacional para el Año 2015

UNIDAD DE MEDIDA: Reporte

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 24.525.801

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Ejercer eficaz y eficientemente la fiscalización y control de las actividades primarias y conexas a la minería a nivel nacional

RESULTADO: Fiscalización y control de la minería y sus actividades conexas a nivel nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.712.829					14.712.829
4.02	Materiales, suministros y mercancías	3.215.918					3.215.918
4.03	Servicios no personales	2.710.406					2.710.406
4.04	Activos reales	3.886.648					3.886.648
	TOTAL	**24.525.801**					**24.525.801**

PROYECTO: COD. N.E: 126756 COD. PPTO: 450311000 Desarrollo de la Cuenta Satélite Petroquímica

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 159.095

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir a la formulación de planes y políticas que estimulen la producción nacional de fertilizantes, olefinas y plásticos y productos industriales, que promuevan y regulen el desarrollo del sector transformador nacional, dentro del marco del desarrollo endógeno

OBJETIVOS ESPECÍFICOS: Desarrollar una "Cuenta Satélite Petroquímica", a través de la cual se evalúen los impactos en las variables macroeconómicas, sociales y ambientales de una política pública específicamente dirigida al sector petroquímico nacional

RESULTADO: 100% de avance en la agenda de trabajo interinstitucional, dirigida al desarrollo de una "Cuenta Satélite Petroquímica"

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	151.106					151.106
4.02	Materiales, suministros y mercancías	7.000					7.000
4.03	Servicios no personales	989					989
	TOTAL	**159.095**					**159.095**

PROYECTO: COD. N.E: 126525 COD. PPTO: 450312000 Diseño y Desarrollo del Modelo de Licencias que se Usarán en las Licitaciones para la Exploración y Explotación del Gas en Costa Afuera y Tierra

UNIDAD DE MEDIDA: Licencia

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.258.834

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mantener y garantizar el control por parte del Estado sobre Petróleos de Venezuela, S.A (PDVSA)

OBJETIVOS ESPECÍFICOS: Implementar para el año 2015, nuevos modelos de licencias que se usarán en las licitaciones para la exploración y explotación del gas en costa afuera y tierra, a fin de dar cumplimiento a las disposiciones legales y contribuir a la seguridad energética del país

RESULTADO: Modelo de licencia que se usará en las licitaciones para la exploración y explotación del gas en costa afuera y tierra

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	821.676					821.676
4.02	Materiales, suministros y mercancías	180.372					180.372
4.03	Servicios no personales	256.786					256.786
	TOTAL	**1.258.834**					**1.258.834**

PROYECTO: COD. N.E: 126303 COD. PPTO: 450313000 Fortalecer el Sistema de Control Interno del Ministerio, Mediante el Control Posterior para Coadyuvar en el Logro de los Planes, Objetivos y Metas de la Institución

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(76)

ASIGNACIÓN PRESUPUESTARIA: 7.380.928

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Afianzar el sistema de control interno del Ministerio del Poder Popular de Petróleo y Minería, a los fines de mejorar la gestión pública para coadyuvar al logro de los objetivos y metas institucionales

OBJETIVOS ESPECÍFICOS: Contribuir al fortalecimiento del sistema de control interno del Ministerio del Poder Popular de Petróleo y Minería que contribuya a una gestión transparente, eficiente y eficaz

RESULTADO: Informes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.999.726					6.999.726
4.02	Materiales, suministros y mercancías	90.000					90.000
4.03	Servicios no personales	291.202					291.202
	TOTAL	**7.380.928**					**7.380.928**

PROYECTO: COD. N.E: COD. PPTO: 459999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(186.614.380)

ASIGNACIÓN PRESUPUESTARIA: 186.614.380

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	186.614.380					186.614.380
	TOTAL	**186.614.380**					**186.614.380**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	186.614.380					186.614.380
4.07.01.00.00	Transferencias y donaciones corrientes internas	186.614.380					186.614.380
4.07.01.03.00	Transferencias corrientes internas al sector público	186.614.380					186.614.380
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	186.614.380					186.614.380
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	40.591.078					40.591.078
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	91.083.648					91.083.648
	- A0361 Fundación Oro Negro	21.696.126					21.696.126
	- A0428 Fundación Misión Piar	7.987.528					7.987.528
	- A0900 Ente Nacional del Gas (ENAGAS)	25.256.000					25.256.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	870.848.360					870.848.360
4.03	Servicios no personales	12.656.573					12.656.573
TOTAL		883.504.933					883.504.933

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	18.224.458					18.224.458
4.03	Servicios no personales	29.166.624					29.166.624
4.04	Activos reales	6.995.888					6.995.888
4.07	Transferencias y donaciones	61.556.170					61.556.170
4.11	Disminución de pasivos	890.132					890.132
TOTAL		116.833.272					116.833.272

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	61.556.170					61.556.170
4.07.01.00.00	Transferencias y donaciones corrientes internas	61.556.170					61.556.170
4.07.01.03.00	Transferencias corrientes internas al sector público	61.556.170					61.556.170
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	61.556.170					61.556.170
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	17.396.176					17.396.176
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	9.956.546					9.956.546
	- A0361 Fundación Oro Negro	12.643.069					12.643.069
	- A0428 Fundación Misión Piar	9.260.114					9.260.114
	- A0900 Ente Nacional del Gas (ENAGAS)	12.300.265					12.300.265

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	374.668.339					374.668.339
	TOTAL	**374.668.339**					**374.668.339**

46

Ministerio del Poder Popular para la Cultura

MINISTERIO DEL PODER POPULAR PARA LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Competencias

El Ministerio del Poder Popular para la Cultura fue creado, mediante el Decreto Nº 5.103, a través del cual se dicta la Reforma Parcial del Decreto sobre Organización y Funcionamiento de la Administración Pública Central, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.836 Extraordinario, de fecha 08 de enero del 2007. De acuerdo con el Artículo 27 del referido Decreto, son competencias del Ministerio del Poder Popular para la Cultura, las siguientes:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de cultura, lo cual comprende, la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sector cultural en todas sus modalidades.
- Definir los objetivos, contenidos, alcance y estrategias de las políticas en materia cultural del Ejecutivo Nacional, en función de incrementar y mejorar el índice de Desarrollo Humano.
- Colaborar con las actividades de generación y desarrollo científico vinculadas con las manifestaciones de la cultura, en coordinación con el Ministerio del Poder Popular para la Educación Universitaria, Ciencia y Tecnología.
- Asegurar el acceso a la cultura por parte de toda la población y contribuir a fomentar el diálogo intercultural y el pluralismo, estableciendo formas de integración en el desarrollo cultural que propicien la participación de los ciudadanos y organizaciones culturales.
- Establecer en coordinación con los organismos competentes, los incentivos y estímulos para las personas, instituciones y comunidades que promuevan, apoyen, desarrollen o financien planes, programas y actividades culturales en el país, así como la cultura venezolana en el exterior.
- Lo relativo a proponer regímenes fiscales especiales para el desarrollo de determinados sectores, zonas, programas y empresas culturales; así como otorgamiento de incentivos fiscales, fomento y apoyo de programas y fondos especiales de financiamiento para la cultura.
- Garantizar la preservación, enriquecimiento, conservación y restauración del patrimonio cultural tangible e intangible y la memoria histórica de la Nación.
- Coordinar todos los componentes públicos y privados del Sistema Nacional de la Cultura, en los ámbitos nacional, regional, estadal y local.
- Promover la cultura como materia de interés público nacional, estadal y municipal, a través de mecanismos que faciliten la desconcentración regional y local de las entidades culturales nacionales, la descentralización y la transferencia de los servicios culturales regionales y locales a los grupos y comunidades de la sociedad civil.
- Las demás que le atribuyan las leyes y otros actos normativos.

El Ministerio del Poder Popular para la Cultura, atendiendo a sus atribuciones legales define su Misión, Visión, Políticas, Objetivos y Estrategias en los siguientes términos:

Misión

El Ministerio del Poder Popular para la Cultura, es el órgano del Ejecutivo Nacional responsable de generar y proyectar los lineamientos y las políticas culturales del Estado que coadyuven al Desarrollo Humano de manera integral, a la preservación y conocimiento del patrimonio cultural tangible e intangible de la Nación y el fomento y potenciación de sus expresiones culturales, como elementos sustantivos y determinantes para el resguardo de la memoria, el patrimonio cultural y la profundización del sentido de identidad nacional, como expresiones del ideario de una vida digna e íntegra.

Visión

Ser un Ministerio modelo para el proceso de transformación de la Administración Pública en materia cultural, coadyuvando en el cumplimiento de los deberes del Estado venezolano en materia de preservación, enriquecimiento y restauración del patrimonio cultural tangible e intangible y la memoria histórica de la Nación, con atención especial a las culturas populares constitutivas de la venezolanidad; así como ser garante de la emisión, recepción y circulación de la información cultural, con miras a la plena satisfacción de los derechos culturales de los venezolanos.

Políticas

- Garantizar el ejercicio pleno de la rectoría en el sector cultura atendiendo a principios tales como simplificación, corresponsabilidad y lucha contra el burocratismo.
- Potenciar la gestión cultural del Estado, a través de la articulación con los órganos y entes del Poder Popular Nacional en todas las fases y niveles de diseño, implementación y evaluación de políticas, proyectos, acciones y actividades.
- Extender el impacto territorial de la acción del Estado en materia cultural.
- Crear mecanismos y condiciones de circulación de los bienes y servicios culturales que permitan su sustentabilidad y el acceso de todos los sectores sociales.
- Priorizar la atención a poblaciones de especial interés cultural: comunidades indígenas y afrodescendientes, trabajadores y trabajadoras, zonas fronterizas y niños, niñas y adolescentes.
- Generar las articulaciones con órganos y entes del Gobierno Nacional y los pertenecientes a los distintos niveles territoriales de gobierno para el desarrollo de acciones de preservación, formación, valoración y proyección de las culturas y las artes.
- Establecer nuevas alianzas y fortalecer las ya existentes en el plano internacional para la proyección de nuestra diversidad, identidad y patrimonio cultural, haciendo especial énfasis en el enriquecimiento de la cultura americana.
- Contribuir a crear y fortalecer espacios para la valoración, formación y proyección de elementos, prácticas, conocimientos y tradiciones de nuestra cultura popular y las artes que contribuyan a la formación y consolidación de una cultura de paz y convivencia.

Objetivos

- Garantizar la preservación, enriquecimiento, conservación y restauración del patrimonio cultural tangible e intangible y la memoria histórica de la Nación.
- Asegurar el acceso a la cultura por parte de toda la población y contribuir a fomentar el diálogo intercultural y el pluralismo, estableciendo formas de integración en el desarrollo cultural que propicien la participación de los ciudadanos y organizaciones culturales
- Promover y difundir los valores de las artes escénicas mediante la programación, el diseño, la realización y el montaje de espectáculos de alta calidad, dirigidos a públicos diversos
- Realizar acciones estratégicas, que se traduzcan en oportunidades para el bienestar integral (social y económico) y lograr el desarrollo humano y profesional del artista.
- Investigar, en diversas disciplinas humanísticas: literatura, historia, filosofía, educación, arte, política y economía, referidas especialmente al ámbito latinoamericano.
- Estimular y fortalecer la actividad fotográfica y sus vínculos con la historia, el arte, la comunicación, las nuevas tecnologías de la imagen y el intercambio comercial productivo de la fotografía, al servicio del desarrollo de la imagen y de la memoria visual del país.
- Producir, editar, distribuir y comercializar, en formato de discos digitales, la diversidad cultural y artística del pueblo venezolano.
- Fomentar la protección y el disfrute de los bienes y servicios culturales, destinados a la satisfacción de las necesidades del pueblo venezolano, en todo el territorio nacional.
- Asumir la construcción de una conciencia colectiva, sobre la importancia de la diversidad cultural, como ejercicio pleno de la soberanía y la libertad de los pueblos, a través de la implementación de planes de corto y mediano plazo y la definición de estrategias, que contribuyan a garantizar que la condición multiétnica y pluricultural consagradas en la Constitución de la República Bolivariana de Venezuela, sean asumidas por las instancias gubernamentales, las instituciones públicas y privadas y los movimientos sociales, en términos conceptuales, ideológicos y programáticos, como recurso esencial para la sostenibilidad del desarrollo cultural de la nación.
- Promover e impulsar la investigación, el conocimiento y la difusión de los bienes culturales de carácter histórico, tanto materiales, como testimoniales, con especial énfasis en aquellos no reconocidos ni registrados, para el deleite y el enriquecimiento cultural y espiritual de los pueblos.
- Realizar todas aquellas actividades destinadas a propiciar el estudio, el fomento, la formación, la investigación, el análisis y la difusión en materia de cultura, en sus distintas manifestaciones, como base para rescatar, recrear, instruir y reforzar la identidad nacional e ideológica, la cultura autóctona, en pro del desarrollo del país y promover la integración de la cultura Latinoamericana, fortaleciendo la red de organizaciones populares.
- Promocionar, difundir, conservar, estudiar, proteger y valorar las creaciones artísticas y científicas, además de apoyar el desarrollo educativo en el país en todos los estratos sociales, el conocimiento universal y científico; así como, diseñar las estrategias que conlleven a la planificación de las actividades museísticas
- Identificar, proteger, defender y promocionar el patrimonio cultural de la República Bolivariana de Venezuela y de los bienes declarados de interés cultural, coordinadamente con los estados y los municipios.

- Estimular, proteger y fomentar el desarrollo de la obra cinematográfica nacional.
- Exhibir y difundir la obra cinematográfica nacional, dentro y fuera del país.
- Fomentar la calidad de la exhibición de la obra cinematográfica, en beneficio del público y del autor o autores.
- Diseñar y ejecutar las políticas, los planes y los programas dirigidos a la promoción, el fomento y la salvaguarda del autor, el libro, la lectura y la producción editorial y auspiciar el incremento y mejoramiento de ésta, con el propósito de que el sector editorial satisfaga los requerimientos culturales y educativos del país, en condiciones adecuadas de calidad, cantidad, precio y variedad.
- Consolidar las redes de distribución, a nivel nacional e internacional
- Conservar, valorizar y difundir el arte cinematográfico internacional de todos los tiempos, con énfasis en el cine latinoamericano y en especial el venezolano.
- Producir masivamente libros y revistas profundizando el crecimiento socio-político-cultural que produce la lectura y la escritura en las venezolanas y los venezolanos.
- Coordinar las actividades de la red de tiendas y galerías de todo el Territorio Nacional, mediante la realización de convocatorias, programaciones expositivas, exhibiciones, inauguraciones y promociones.
- Divulgar y promocionar las obras de nuestros creadores, dentro y fuera del país.

Acciones y Metas 2015

El Ministerio del Poder Popular para la Cultura, como Ente Rector de la política cultural del país, en aras de atender la demanda de bienes y servicios culturales que requiere la población, actúa dentro de las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013-2019", previsto por el Ejecutivo Nacional, así como del Plan Operativo Anual Nacional (POAN) y del Plan Operativo Anual de los Órganos y Entes del Poder Público (Poaoepp). Para ello ejecutará diferentes acciones y metas, contempladas en un total de 49 Proyectos Estratégicos e Institucionales para el Ejercicio 2015, cuya asignación presupuestaria es de Dos Mil Ciento Cuarenta y Seis Millones Novecientos Veinticinco Mil Diecisiete Bolívares (Bs. 2.146.925.017), de los cuales Novecientos Treinta y Cuatro Millones Doscientos Setenta y Un Mil Ochocientos Diecisiete Bolívares (Bs. 934.271.817) se destinarán a gastos de funcionamiento y 8 proyectos que ejecutará directamente este Ministerio y, Un Mil Doscientos Doce Millones Seiscientos Cincuenta y Tres Mil Doscientos Bolívares (Bs. 1.212.653.200) para la operatividad de las actividades administrativas de los Entes Adscritos y la ejecución de 41 proyectos.

Los objetivos estratégicos fundamentales del Ministerio del Poder Popular para la Cultura planteados para el año 2015, buscan detener y revertir los efectos negativos de la acción de la gran industria cultural transnacional sobre nuestro pueblo mediante la visibilización, valoración y preservación de nuestra diversidad, nuestra identidad y nuestro patrimonio cultural, como elementos fundamentales de la acción para la descolonización cultural y garantía de preservación de nuestra soberanía nacional, lo cual ha constituido el reto principal de la acción revolucionaria en materia cultural.

La profundización efectiva de esta estrategia de descolonización cultural y la ampliación de su impacto territorial y social, constituye el desafío fundamental que se nos presenta y pasa igualmente por la generación suficiente de bienes y servicios culturales accesibles territorial y socialmente a nuestro pueblo, por garantizar procesos de reproducción de la cultura y las artes mediante procesos formativos y por la proyección internacional del esfuerzo descolonizador, que llevamos a cabo, porque el campo de acción en esta confrontación de modelos civilizatorios tiene escala planetaria.

Mucho se ha avanzado en este camino, con el reconocimiento de algunas de nuestras tradiciones culturales como patrimonio cultural inmaterial de la humanidad por la Unesco (Diablos Danzantes de Venezuela y Parranda de San Pedro), o con las proclamaciones del Año del Cuatro y el Año del Joropo que han sido adoptadas fervorosamente por grupos culturales y comunidades a lo largo y ancho del país, generándose dinámicas espontáneas y autónomas de estas conmemoraciones. Sin embargo, es necesario profundizar en esta política, no solamente en la investigación, visibilización, rescate y valoración de nuestras tradiciones, nuestra historia, nuestro patrimonio y nuestras identidades, sino también en la reivindicación, soporte y organización de los hombres y mujeres que cotidianamente participan, las crean, las sostienen o las mantienen, incrementando la generación de las condiciones necesarias para su incorporación a los sistemas de seguridad social y los apoyos necesarios para el desenvolvimiento de sus vidas y sus procesos creativos en condiciones de dignidad.

Potenciar a plenitud el desarrollo de las capacidades creadoras de nuestro pueblo, requiere generar las condiciones necesarias para ello. Desde el desarrollo de programas de formación, investigación, difusión y promoción de las artes, saberes y manifestaciones tradicionales y populares que nos plantea directamente las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013-2019" y, que se han venido desarrollando tanto a nivel comunitario como a nivel universitario en cada una de las áreas específicas de las artes, hasta la formación de nuestro pueblo en la valoración, conocimiento y apropiación de nuestra diversidad cultural y nuestras creaciones.

Para el desarrollo de estos procesos fundamentales es imprescindible la construcción, rehabilitación y mantenimiento de la infraestructura de interés cultural, necesaria para su cabal desarrollo, principal demanda registrada en las jornadas de Gobierno de Calle realizadas hasta el momento y programa incluido explícitamente en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013-2019". Nótese que no nos referimos exclusivamente a aquellos espacios físicos de carácter patrimonial, que en general reciben atención de parte del Estado en alguno de sus niveles de gobierno cuyo registro y preservación constituye igualmente un mandato constitucional, sino a la infraestructura cultural en general, incluyendo espacios de formación, presentación, exposición e incluso producción y circulación de bienes y servicios culturales.

Pero es sin duda el apoyo y fortalecimiento a las organizaciones del Poder Popular en materia de creación, promoción, formación, difusión, producción y circulación de bienes y servicios culturales, la más importante de las acciones requeridas para lograr deslastrarnos de la lógica colonial. Así la articulación con las comunidades y comunas del país, exige romper con las prácticas centralizadoras y citadinas en materia cultural, imponiendo un despliegue territorial eficiente, de alto impacto, que garantice no solamente la inclusión de aquellas comunidades tradicionalmente excluidas de los circuitos de circulación de los bienes y servicios culturales, sino que procure y haga posible la inclusión al imaginario cultural nacional de las creaciones y manifestaciones que allí se generan.

Para finalizar, es necesario precisar que para lograr vencer en la batalla que se nos plantea en este ámbito, se debe adecuar la institucionalidad del Ministerio del Poder Popular para la Cultura a los retos que nos planteamos. Desde la creación de un registro único del Ministerio, funcional y articulado con las necesidades, objetivos, legislación y políticas de cada uno de los entes adscritos y, adecuado a los criterios y premisas legales de simplificación de trámites, automatización y presunción de buena fe, hasta la generación de un sistema eficiente de seguimiento y control de la ejecución de los proyectos y programas del Ministerio y sus entes adscritos, sensible a los factores sociales, organizativos y territoriales que hemos mencionado y que arroje alertas tempranas sobre desviaciones y errores que corregir y, aciertos que profundizar.

Proyectos Estratégicos e Institucionales del Ministerio del Poder Popular para la Cultura 2015

Fábrica de Medios (POAN): Bs. 25.549.163

Objetivo:

Incrementar la creación, promoción y difusión de producciones de radio, televisión, micros y semanarios culturales impresos y digitales, para el libre acceso a la cultura.

Breve Descripción del Proyecto:

Generar 4.940 producciones de radio, televisión, micros y semanarios culturales, entre los que se destacan en materia de radio: Bodega Cultural, Hora Cendis, En la Palestra, La Ventana, La Brújula, Cultura al Día, Oasis Musical, Radar 96, Caracas Rebelde, En Jaque (dirigido a la concientización de la mujer hacia sus derechos), emitidos por la emisora Alba Ciudad 96.3 FM; asimismo, los programas de TV Todos adentro y del semanario Todos adentro.

Cultura con Presencia Internacional (POAN): Bs. 24.006.509

Objetivo:

Incrementar la promoción de la cultura venezolana en escenarios internacionales de la obra de nuestros artistas, intelectuales y creadores, así como la inmensa diversidad de expresiones tradicionales que nos identifican como pueblo, en acciones planificadas en conjunto con los organismos responsables de diseñar la proyección de la imagen del país en el exterior.

Breve Descripción del Proyecto:

Consiste en incrementar la promoción de la cultura venezolana en escenarios internacionales, mediante la ejecución, participación y organización de 90 eventos nacionales y foráneos, beneficiando a artistas, intelectuales, creadores y público en general, dentro y fuera del país.

Registro de Cultores y Cultoras a nivel Nacional: Bs. 6.736.991

Objetivo:

Crear un sistema unificado para la gestión de datos y actividades culturales de los cultores y cultoras a nivel nacional, que simplifique los trámites administrativos ante el Ministerio del Poder Popular para la Cultura y proporcione un servicio de información a las instituciones y organizaciones.

Breve Descripción del Proyecto:

Unificar los espacios de atención, registro y trámites que realizan los creadores, cultores, intérpretes y público en general ante el Ministerio del Poder Popular para la Cultura, mediante la adecuación de los procesos actuales a la legislación vigente en materia de simplificación de trámites, gobierno electrónico e interoperabilidad de las bases de datos y sistemas.

Fortalecimiento de la actividad archivística favoreciendo la difusión del patrimonio documental (POAN): Bs. 25.397.954

Objetivo:

Fortalecer la actividad archivística nacional y la difusión de contenidos vinculados a los grupos históricamente invisibilizados y la memoria histórica cultural.

Breve Descripción del Proyecto:

Consiste en aplicar técnicas de tratamiento archivístico, preservación y conservación a series documentales del Archivo General de la Nación, beneficiando a estudiantes, investigadores y público en general, mediante el procesamiento de 20.000 documentos.

Formación para las Culturas y las Artes (POAN): Bs. 63.662.431

Objetivo:

Formar a la población estudiantil en la modalidad de educación para las artes en música, danza, teatro y artes plásticas y audiovisuales; capacitar a las comunidades en el trabajo cultural comunitario, así como investigar en materia de formación para las artes y expresiones culturales.

Breve Descripción del Proyecto:

Consiste en formar a 4.800 estudiantes en la modalidad de las artes y capacitar a 3.200 comunidades en el trabajo cultural comunitario, a través de la implementación de estrategias integrales que garanticen el desarrollo artístico-cultural de las jóvenes generaciones, cuya vocación, aptitudes e intereses estén vinculados al quehacer humano, partiendo de las realidades y diversidades propias de los estudios académicos en la modalidad de las artes (música, danza, teatro y artes plásticas) y de cursos-talleres en el trabajo cultural comunitario (artes culinarias, corte y costura, entre otras), beneficiando a 8.000 niños, niñas, jóvenes y adultos mayores, de los estados Mérida, Miranda, Táchira, Vargas y del Distrito Capital.

Promoción Territorial de la Cultura (POAN): Bs. 123.684.051

Objetivo:

Consolidar la coordinación entre los Gabinetes Estadales y los niveles de gobierno (nacional, estadal y local) con el trabajo en común de las instituciones públicas, las agrupaciones, los colectivos, los individuos, los creadores y las creadoras, para la realización de actividades en los ámbitos de las manifestaciones de las culturas populares; garantizando el ordenamiento de la acción cultural en todas las regiones del país, a través de un despliegue territorial acorde con las políticas culturales del Estado venezolano.

Breve Descripción del Proyecto:

Consiste en consolidar la coordinación entre 24 (oficinas) Gabinetes Estadales y los niveles de gobierno (nacional, estadal y local) con el trabajo en común de las instituciones públicas, las agrupaciones, los colectivos, los individuos, los creadores y las creadoras, para la realización de actividades en los ámbitos de las manifestaciones de las culturas populares, beneficiando a agrupaciones, colectivos, individuos, creadores, creadoras, niños, niñas, jóvenes y adultos mayores, de los 24 estados del territorio nacional.

Presencia Nacional: Bs. 192.516.649

Objetivo:

Impulsar la interculturalidad y la diversidad de la cultura venezolana, con especial énfasis en el reconocimiento de las tradiciones y valores de las comunidades indígenas, afrodescendientes e inmigrantes.

Breve Descripción del Proyecto:

Consiste en fortalecer la acción cultural desde el Ministerio del Poder Popular para la Cultura, mediante apoyos institucionales que permitan el reconocimiento y la valoración de nuestras capacidades creadoras, beneficiando a artesanos, artistas plásticos, músicos y cultores, a nivel nacional y estimulando el surgimiento de unidades productivas comunitarias en el área.

Salud y seguridad laboral para los trabajadores y las trabajadoras del Ministerio del Poder Popular para la Cultura y sus entes adscritos: Bs. 175.440.446

Objetivo:

Garantizar el servicio de hospitalización, cirugía y maternidad, vida, accidentes personales y servicios funerarios, para los trabajadores y las trabajadoras, personal obrero, contratado, jubilado, pensionado y familiares del personal activo del Ministerio y sus entes adscritos.

Breve Descripción del Proyecto:

Atender a 40.878 usuarios en materia de servicios primarios y privados de salud.

Proyectos Estratégicos e Institucionales de los entes adscritos del Ministerio del Poder Popular para la Cultura 2015

En cuanto a los Proyectos que ejecutarán los entes adscritos, diseñados bajo las políticas estratégicas del Ministerio, atendiendo a las áreas de acción de cada uno de ellos y al criterio de máxima eficiencia en el uso de los recursos, buscando siempre la mayor amplitud de la acción del órgano en cuanto al despliegue territorial y de la mayor profundidad en relación a la población sobre la cual impactan, se han destinado Ochocientos Cincuenta y Siete Millones Setecientos Cincuenta y Ocho Mil Ochocientos Noventa y Siete Bolívares (Bs. 857.758.897).

En tal sentido a continuación se precisa el número de proyectos que se acometerán, agrupados de acuerdo a su adscripción y a las áreas de impacto generales del Ministerio del Poder Popular para la Cultura, el monto de los recursos presupuestarios y los entes responsables de su ejecución.

Entes adscritos al Despacho del Viceministro o Viceministra de Identidad y Diversidad Cultural:

Los proyectos desarrollados por los entes adscritos a este Despacho, tienen como objetivo general la visibilización de nuestra diversidad cultural y nuestra historia, su valorización y su preservación como parte de nuestro patrimonio como Nación. En conjunto se desarrollarán 10 proyectos en esta área, cuyo monto asciende a Trescientos Setenta y Tres Millones Setecientos Noventa y Seis Mil Trescientos Treinta y Nueve Bolívares (Bs. 373.796.339) y en su desarrollo intervienen las siguientes instituciones:

- Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
- Instituto del Patrimonio Cultural
- Centro de la Diversidad Cultural
- Fundación Centro Nacional de la Historia
- Fundación Museos Nacionales
- Fundación Misión Cultura

Entes adscritos al Despacho del Viceministro o Viceministra de la Cultura:

Este Despacho direccionará a sus entes adscritos en el desarrollo de 14 proyectos destinados a la formación, investigación, difusión y promoción de las artes y sus diversas expresiones, para lo cual contarán con una asignación de recursos que asciende a Doscientos Noventa y Seis Millones Setecientos Sesenta y Nueve Mil Setecientos Ochenta Bolívares (Bs. 296.769.780). Los entes adscritos a este Despacho son:

- Compañía Nacional de Teatro
- Fundación Compañía Nacional de Música
- Fundación Centro Nacional del Disco (CENDIS)
- Fundación Vicente Emilio Sojo
- Fundación Teatro Teresa Carreño
- Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos
- Fundación Casa del Artista
- Fundación Centro Nacional de la Fotografía (CENAF)
- Fundación Compañía Nacional de Danza
- Instituto de las Artes Escénicas y Musicales (IAEM)
- Instituto de las Artes de la Imagen y el Espacio (IARTE)

Entes adscritos al Despacho del Viceministro o Viceministra de Fomento de la Economía Cultural:

Los entes adscritos a este Despacho, desarrollarán 17 proyectos que tienen por finalidad producir y garantizar la circulación de bienes culturales en cantidades y calidades adecuadas para satisfacer las necesidades de los venezolanos en esta materia, así como las políticas generadas desde el Estado a este respecto, para ello contarán con una asignación presupuestaria de Ciento Ochenta y Siete Millones Ciento Noventa y Dos Mil Setecientos Setenta y Ocho Bolívares (Bs. 187.192.778). Los entes adscritos a este Despacho son:

- Fundación Biblioteca Ayacucho
- Fundación Librerías del Sur
- Fundación Cinemateca Nacional
- Fundación Distribuidora Venezolana de la Cultura
- Fundación Editorial El Perro y La Rana
- Fundación Red de Arte
- Fundación Imprenta de la Cultura
- Fundación Casa Nacional de las Letras Andrés Bello
- Centro Nacional Autónomo de Cinematografía (CNAC)
- Centro Nacional del Libro (CNL)
- Monte Ávila Editores Latinoamericana, C.A.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
125779	460066000	Salud y seguridad laboral para los trabajadores y las trabajadoras del Ministerio del Poder Popular para la Cultura y sus entes adscritos	Usuario	22.482	18.396	40.878	175.440.446			175.440.446
125154	460067000	Fábrica de medios	Producción			4.940	25.549.163			25.549.163
125474	460068000	Cultura con Presencia Internacional	Evento			90	24.006.509			24.006.509
125347	460069000	Fortalecimiento de la actividad archivística favoreciendo la difusión del patrimonio documental	Documento			17.000	25.397.954			25.397.954
125263	460095000	Formación para las Culturas y las Artes.	Estudiante	4.500	4.500	9.000	63.662.431			63.662.431
125427	460096000	Registro de cultores y cultoras a nivel Nacional.	Plataforma Tecnológica			1	6.736.991			6.736.991
125689	460100000	Presencia Nacional	Subvención			24	192.516.649			192.516.649
125509	460101000	Promoción Territorial de la Cultura	Actividad			25.000	123.684.051			123.684.051
	469999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			857.758.897	857.758.897			857.758.897
						TOTAL	1.494.753.091			1.494.753.091

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
460001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	115.876.742			115.876.742
460002000	Gestión administrativa	463.933.683			463.933.683
460003000	Previsión y protección social	72.148.431			72.148.431
460007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	213.070			213.070
	TOTAL	**652.171.926**			**652.171.926**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**224**	**360**	**67**	**651**	**21.356.160**	**2.812.131**	**24.168.291**
Altos Funcionarios y de Elección Popular		1		1	34.011		34.011
Alto Nivel y de Dirección	142	149		291	8.333.292		8.333.292
Profesional y Técnico	9	5	50	64	2.522.956	477.988	3.000.944
Personal Administrativo	22	10	17	49	1.641.042	758.467	2.399.509
Obrero	51	195		246	8.824.859	1.575.676	10.400.535
Personal Contratado	**732**	**642**		**1.374**	**53.560.412**		**53.560.412**
Directivo	4	7		11	1.396.718		1.396.718
Profesional y Técnico	347	307		654	26.189.053		26.189.053
Personal Administrativo	143	106		249	9.666.554		9.666.554
Personal Docente	238	222		460	16.308.087		16.308.087
TOTAL	**956**	**1.002**	**67**	**2.025**	**74.916.572**	**2.812.131**	**77.728.703**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**86**	**40**	**126**	**24.509.272**
Empleados	86	40	126	24.509.272
Jubilados	**303**	**201**	**504**	**47.639.159**
Empleados	303	201	504	47.639.159
TOTAL	**389**	**241**	**630**	**72.148.431**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	447.691.053			447.691.053
4.02	Materiales, suministros y mercancías	61.899.253			61.899.253
4.03	Servicios no personales	166.706.572			166.706.572
4.04	Activos reales	16.182.508			16.182.508
4.07	Transferencias y donaciones	1.454.445.631			1.454.445.631
	TOTAL	**2.146.925.017**			**2.146.925.017**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.212.653.200			1.212.653.200
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.212.653.200			1.212.653.200
4.07.01.03.00	Transferencias corrientes internas al sector público	1.212.653.200			1.212.653.200
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.200.906.328			1.200.906.328
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	215.005.100			215.005.100
	- A0150 Instituto del Patrimonio Cultural	68.965.534			68.965.534
	- A0158 Compañía Nacional de Teatro	36.761.768			36.761.768
	- A0161 Fundación Compañía Nacional de Música	38.650.895			38.650.895
	- A0301 Fundación Biblioteca Ayacucho	12.539.092			12.539.092
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	13.397.357			13.397.357
	- A0371 Fundación Vicente Emilio Sojo	4.151.793			4.151.793
	- A0372 Fundación Teatro Teresa Carreño	103.060.506			103.060.506
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	26.211.111			26.211.111
	- A0374 Fundación Librerías del Sur	24.717.283			24.717.283
	- A0375 Fundación Casa del Artista	39.883.007			39.883.007
	- A0378 Centro de la Diversidad Cultural	27.987.260			27.987.260
	- A0390 Fundación Cinemateca Nacional	33.436.449			33.436.449
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	8.840.247			8.840.247
	- A0424 Fundación Museos Nacionales	160.284.529			160.284.529
	- A0449 Fundación Distribuidora Venezolana de la Cultura	17.743.362			17.743.362

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0450 Fundación Compañía Nacional de Danza	33.509.749			33.509.749
	- A0452 Fundación Misión Cultura	22.535.332			22.535.332
	- A0453 Fundación Editorial El Perro y La Rana	36.303.933			36.303.933
	- A0459 Fundación Red de Arte	29.445.242			29.445.242
	- A0462 Fundación Imprenta de la Cultura	35.273.736			35.273.736
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	22.808.724			22.808.724
	- A0486 Fundación Centro Nacional de la Historia	31.752.039			31.752.039
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	23.824.093			23.824.093
	- A0829 Centro Nacional del Libro (CNL)	28.990.839			28.990.839
	- A0948 Instituto de las Artes Escénicas y Musicales	54.001.016			54.001.016
	- A0949 Instituto de las Artes de la Imagen y el Espacio	50.826.332			50.826.332
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	11.746.872			11.746.872
	- A0838 Monteavila Editores Latinoamericana, C.A.	11.746.872			11.746.872

PROYECTO: COD. N.E: 125779 COD. PPTO: 460066000 Salud y seguridad laboral para los trabajadores y las trabajadoras del Ministerio del Poder Popular para la Cultura y sus entes adscritos

UNIDAD DE MEDIDA: usuario

CANTIDAD: Fem.(22.482) Mas.(18.396) Total(40.878)

ASIGNACIÓN PRESUPUESTARIA: 175.440.446

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generación, ejecución y evaluación de las estrategias de defensa, visibilización, valoración y preservación de la diversidad cultural , la identidad nacional y el patrimonio venezolano.

OBJETIVOS ESPECÍFICOS: Garantizar el servicio de hospitalización, cirugía y maternidad, vida, accidentes personales y servicios funerarios, para los trabajadores y las trabajadoras, personal obrero, contratado, jubilado, pensionado y familiares del personal activo del Ministerio y sus entes adscritos.

RESULTADO: Usuarios atendidos en los servicios primarios y privados de salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	141.579.463					141.579.463
4.02	Materiales, suministros y mercancías	19.206.762					19.206.762
4.03	Servicios no personales	13.721.354					13.721.354
4.04	Activos reales	932.867					932.867
	TOTAL	**175.440.446**					**175.440.446**

PROYECTO: COD. N.E: 125154 COD. PPTO: 460067000 Fábrica de medios

UNIDAD DE MEDIDA: producción

CANTIDAD: Fem.(0) Mas.(0) Total(4.940)

ASIGNACIÓN PRESUPUESTARIA: 25.549.163

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generación, ejecución y evaluación de las estrategias de defensa, visibilización, valoración y preservación de la diversidad cultural , la identidad nacional y el patrimonio venezolano.

OBJETIVOS ESPECÍFICOS: Incrementar la creación, promoción y difusión de producciones de radio, televisión, micros y semanarios culturales impresos y digitales, para el libre acceso a la cultura.

RESULTADO: Producciones de radio, televisión, micros y semanarios culturales, promocionados y difundidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	16.460.096					16.460.096
4.02	Materiales, suministros y mercancías	2.669.067					2.669.067
4.03	Servicios no personales	4.645.000					4.645.000
4.04	Activos reales	1.775.000					1.775.000
	TOTAL	**25.549.163**					**25.549.163**

PROYECTO: COD. N.E: 125474 COD. PPTO: 460068000 Cultura con Presencia Internacional

UNIDAD DE MEDIDA: evento

CANTIDAD: Fem.(0) Mas.(0) Total(90)

ASIGNACIÓN PRESUPUESTARIA: 24.006.509

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva geopolítica internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria en el planeta.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proyección Internacional de la diversidad cultural y patrimonial de Venezuela.

OBJETIVOS ESPECÍFICOS: Incrementar la promoción de la cultura venezolana en escenarios internacionales, la obra de nuestros artistas, intelectuales y creadores. Así como, la inmensa diversidad de expresiones tradicionales que nos identifican como pueblo, en acciones planificadas en conjunto de con los organismos responsables de diseñar la proyección de la imagen del país en el exterior.

RESULTADO: Eventos internacionales realizados en el exterior y en Venezuela .

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.167.663					6.167.663
4.02	Materiales, suministros y mercancías	1.076.695					1.076.695
4.03	Servicios no personales	15.018.151					15.018.151
4.04	Activos reales	100.000					100.000
4.07	Transferencias y donaciones	1.644.000					1.644.000
	TOTAL	**24.006.509**					**24.006.509**

PROYECTO: COD. N.E: 125347 COD. PPTO: 460069000 Fortalecimiento de la actividad archivística favoreciendo la difusión del patrimonio documental

UNIDAD DE MEDIDA: documento

CANTIDAD: Fem.(0) Mas.(0) Total(17.000)

ASIGNACIÓN PRESUPUESTARIA: 25.397.954

OBJETIVO HISTÓRICO: V. Contribuir con la preservación de la vida en el planeta y salvación de la especie humana.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generación, ejecución y evaluación de las estrategias de defensa, visibilización, valoración y preservación de la diversidad cultural, la identidad nacional y el patrimonio venezolano.

OBJETIVOS ESPECÍFICOS: Fortalecer la actividad archivística nacional y la difusión de contenidos vinculados a los grupos históricamente invisibilizados y la memoria histórica cultural.

RESULTADO: Documento vinculado a grupos históricamente invisibilizados del fondo patrimonial del Archivo General de la Nación, con procesamiento técnico-archivístico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.557.627					15.557.627
4.02	Materiales, suministros y mercancías	1.974.531					1.974.531
4.03	Servicios no personales	5.324.306					5.324.306
4.04	Activos reales	2.541.490					2.541.490
	TOTAL	**25.397.954**					**25.397.954**

PROYECTO: COD. N.E: 125263 COD. PPTO: 460095000 Formación para las Culturas y las Artes.

UNIDAD DE MEDIDA: estudiante

CANTIDAD: Fem.(4.500) Mas.(4.500) Total(9.000)

ASIGNACIÓN PRESUPUESTARIA: 63.662.431

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promoción de la actividad de formación e investigación en el área de la cultura y las artes.

OBJETIVOS ESPECÍFICOS: Formar a la población estudiantil en la modalidad de educación para las artes en música, danza, teatro y artes plásticas y audiovisuales, capacitar a las comunidades en el trabajo cultural comunitario. Así como investigar en materia de formación para las artes y expresiones culturales.

RESULTADO: Estudiantes formados en las artes y las expresiones culturales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	51.783.556					51.783.556
4.02	Materiales, suministros y mercancías	2.159.874					2.159.874
4.03	Servicios no personales	6.939.001					6.939.001
4.04	Activos reales	2.780.000					2.780.000
	TOTAL	**63.662.431**					**63.662.431**

PROYECTO: COD. N.E: 125427 COD. PPTO: 460096000 Registro de cultores y cultoras a nivel Nacional.

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 6.736.991

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generación, ejecución y evaluación de las estrategias de defensa, visibilización, valoración y preservación de la diversidad cultural, la identidad nacional y el patrimonio venezolano.

OBJETIVOS ESPECÍFICOS: Crear un sistema unificado para la gestión de datos y actividades culturales de los cultores y cultoras a nivel nacional, que simplifique los trámites administrativos ante el Ministerio del Poder Popular para la Cultura y proporcione un servicio de información a las instituciones y organizaciones.

RESULTADO: Plataforma Tecnológica Creada .

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.706.851					2.706.851
4.02	Materiales, suministros y mercancías	826.400					826.400
4.03	Servicios no personales	809.575					809.575
4.04	Activos reales	2.394.165					2.394.165
	TOTAL	**6.736.991**					**6.736.991**

PROYECTO: COD. N.E: 125689 COD. PPTO: 460100000 Presencia Nacional

UNIDAD DE MEDIDA: subvención

CANTIDAD: Fem.(0) Mas.(0) Total(24)

ASIGNACIÓN PRESUPUESTARIA: 192.516.649

OBJETIVO HISTÓRICO: V. Contribuir con la preservación de la vida en el planeta y salvación de la especie humana.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promoción de la actividad de formación e investigación en el área de la cultura y las artes.

OBJETIVOS ESPECÍFICOS: Impulsar la interculturalidad y la diversidad de la cultura venezolana, con especial énfasis en el reconocimiento de las tradiciones y valores de las comunidades indígenas, afrodescendientes e inmigrantes.

RESULTADO: Subvenciones a acciones culturales otorgadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.638.363					8.638.363
4.02	Materiales, suministros y mercancías	3.746.289					3.746.289
4.03	Servicios no personales	20.131.997					20.131.997
4.07	Transferencias y donaciones	160.000.000					160.000.000
	TOTAL	**192.516.649**					**192.516.649**

PROYECTO: COD. N.E: 125509 COD. PPTO: 460101000 Promoción Territorial de la Cultura.

UNIDAD DE MEDIDA: actividad

CANTIDAD: Fem.(0) Mas.(0) Total(25.000)

ASIGNACIÓN PRESUPUESTARIA: 123.684.051

OBJETIVO HISTÓRICO: V. Contribuir con la preservación de la vida en el planeta y salvación de la especie humana.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promoción de la actividad de formación e investigación en el área de la cultura y las artes.

OBJETIVOS ESPECÍFICOS: Consiste en desconcentrar la acción cultural en las regiones del país y democratizando el acceso a las políticas Culturales del Estado Venezolano.

RESULTADO: Actividades culturales realizadas por las Direcciones Estadales con la participación protagónica del Poder Popular.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	92.624.554					92.624.554
4.02	Materiales, suministros y mercancías	9.886.600					9.886.600
4.03	Servicios no personales	19.172.897					19.172.897
4.04	Activos reales	2.000.000					2.000.000
	TOTAL	**123.684.051**					**123.684.051**

PROYECTO:	COD. N.E: COD. PPTO: 469999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(857.758.897)
ASIGNACIÓN PRESUPUESTARIA:	857.758.897
OBJETIVO HISTÓRICO:	III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos.
OBJETIVOS ESPECÍFICOS:	Transferir a los Entes descentralizados los recursos financieros para la ejecución de los proyectos.
RESULTADO:	Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	857.758.897					857.758.897
	TOTAL	**857.758.897**					**857.758.897**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	857.758.897					857.758.897
4.07.01.00.00	Transferencias y donaciones corrientes internas	857.758.897					857.758.897
4.07.01.03.00	Transferencias corrientes internas al sector público	857.758.897					857.758.897
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	849.536.087					849.536.087
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	150.503.570					150.503.570
	- A0150 Instituto del Patrimonio Cultural	48.275.874					48.275.874
	- A0158 Compañía Nacional de Teatro	29.409.414					29.409.414
	- A0161 Fundación Compañía Nacional de Música	27.055.627					27.055.627
	- A0301 Fundación Biblioteca Ayacucho	8.777.364					8.777.364
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	9.378.150					9.378.150
	- A0371 Fundación Vicente Emilio Sojo	2.906.255					2.906.255
	- A0372 Fundación Teatro Teresa Carreño	72.142.354					72.142.354
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	18.347.778					18.347.778
	- A0374 Fundación Librerías del Sur	17.302.098					17.302.098
	- A0375 Fundación Casa del Artista	27.918.105					27.918.105
	- A0378 Centro de la Diversidad Cultural	19.591.082					19.591.082
	- A0390 Fundación Cinemateca Nacional	23.405.514					23.405.514
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	6.188.173					6.188.173
	- A0424 Fundación Museos Nacionales	114.057.834					114.057.834

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0449 Fundación Distribuidora Venezolana de la Cultura	12.420.353					12.420.353
	- A0450 Fundación Compañía Nacional de Danza	23.456.824					23.456.824
	- A0452 Fundación Misión Cultura	15.774.732					15.774.732
	- A0453 Fundación Editorial El Perro y La Rana	25.412.753					25.412.753
	- A0459 Fundación Red de Arte	20.611.669					20.611.669
	- A0462 Fundación Imprenta de la Cultura	24.691.615					24.691.615
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	15.966.107					15.966.107
	- A0486 Fundación Centro Nacional de la Historia	25.593.247					25.593.247
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	16.676.865					16.676.865
	- A0829 Centro Nacional del Libro (CNL)	20.293.587					20.293.587
	- A0948 Instituto de las Artes Escénicas y Musicales	37.800.711					37.800.711
	- A0949 Instituto de las Artes de la Imagen y el Espacio	35.578.432					35.578.432
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	8.222.810					8.222.810
	- A0838 MonteÁvila Editores Latinoamericana, C.A.	8.222.810					8.222.810

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	112.172.880					112.172.880
4.03	Servicios no personales	3.703.862					3.703.862
	TOTAL	**115.876.742**					**115.876.742**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.192.785					20.192.785
4.03	Servicios no personales	77.187.609					77.187.609
4.04	Activos reales	3.658.986					3.658.986
4.07	Transferencias y donaciones	362.894.303					362.894.303
	TOTAL	**463.933.683**					**463.933.683**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	354.894.303					354.894.303
4.07.01.00.00	Transferencias y donaciones corrientes internas	354.894.303					354.894.303
4.07.01.03.00	Transferencias corrientes internas al sector público	354.894.303					354.894.303
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	351.370.241					351.370.241
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	64.501.530					64.501.530
	- A0150 Instituto del Patrimonio Cultural	20.689.660					20.689.660
	- A0158 Compañía Nacional de Teatro	7.352.354					7.352.354
	- A0161 Fundación Compañía Nacional de Música	11.595.268					11.595.268
	- A0301 Fundación Biblioteca Ayacucho	3.761.728					3.761.728
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	4.019.207					4.019.207
	- A0371 Fundación Vicente Emilio Sojo	1.245.538					1.245.538
	- A0372 Fundación Teatro Teresa Carreño	30.918.152					30.918.152
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	7.863.333					7.863.333
	- A0374 Fundación Librerías del Sur	7.415.185					7.415.185
	- A0375 Fundación Casa del Artista	11.964.902					11.964.902
	- A0378 Centro de la Diversidad Cultural	8.396.178					8.396.178
	- A0390 Fundación Cinemateca Nacional	10.030.935					10.030.935
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	2.652.074					2.652.074

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0424 Fundación Museos Nacionales	46.226.695					46.226.695
	- A0449 Fundación Distribuidora Venezolana de la Cultura	5.323.009					5.323.009
	- A0450 Fundación Compañía Nacional de Danza	10.052.925					10.052.925
	- A0452 Fundación Misión Cultura	6.760.600					6.760.600
	- A0453 Fundación Editorial El Perro y La Rana	10.891.180					10.891.180
	- A0459 Fundación Red de Arte	8.833.573					8.833.573
	- A0462 Fundación Imprenta de la Cultura	10.582.121					10.582.121
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	6.842.617					6.842.617
	- A0486 Fundación Centro Nacional de la Historia	6.158.792					6.158.792
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	7.147.228					7.147.228
	- A0829 Centro Nacional del Libro (CNL)	8.697.252					8.697.252
	- A0948 Instituto de las Artes Escénicas y Musicales	16.200.305					16.200.305
	- A0949 Instituto de las Artes de la Imagen y el Espacio	15.247.900					15.247.900
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	3.524.062					3.524.062
	- A0838 MonteÁvila Editores Latinoamericana, C.A.	3.524.062					3.524.062

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	72.148.431					72.148.431
	TOTAL	72.148.431					72.148.431

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	160.250					160.250
4.03	Servicios no personales	52.820					52.820
	TOTAL	213.070					213.070

52

Ministerio del Poder Popular para los Pueblos Indígenas

MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para los Pueblos Indígenas para el Ejercicio Económico Financiero 2015 tiene el firme propósito de garantizar continuidad al establecimiento de una sociedad participativa, protagónica, multiétnica y pluricultural que consolide valores de libertad, independencia, paz, solidaridad, el bien común y la integridad territorial, que logre la participación latinoamericana y que continúe fomentando el trabajo, la cultura, la educación y la interculturalidad de los Pueblos Indígenas. Asimismo, los proyectos a ejecutar se encuentran enmarcados bajo los lineamientos anunciados por el Presidente de la Republica tomando en consideración las siguientes estrategias:

- Sistematización de la información correspondiente a la población indígena nacional como población objetivo.
- Establecimiento de criterios para la priorización de la población objetivo con el fin de orientar las políticas del Ministerio del Poder Popular para los Pueblos Indígenas.
- Acompañamiento político al poder popular con el fin de impulsar su organización y adecuación ante las diferentes instancias del Estado.
- Acompañamiento técnico al poder popular con el fin de colaborar en la elaboración, presentación y seguimiento de proyectos orientados a la resolución de necesidades identificadas en las comunidades indígenas.
- Articulación con Órganos y Entes del Estado con el fin de garantizar los derechos de los pueblos y comunidades indígenas.

En este mismo orden, la implementación de dichas estrategias se enmarcan bajo la orientación de las siguientes políticas establecidas por este Despacho, tales como:

- Promocionar las artes, saberes y manifestaciones tradicionales y populares orientadas a la consolidación de la identidad nacional.
- Asegurar servicios y transferencias sociales a lo largo de todo el ciclo vital de las personas, con particular atención hacia los grupos más pobres.
- Avanzar en el desarrollo del Poder Popular, consejos comunales y comunas.
- Participación protagónica del Poder Popular en la ejecución directa de los diferentes programas de vivienda.
- Garantizar la soberanía y la seguridad alimentaria sobre la base del bienestar social de la población rural.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
125339	520031000	Construcción de Viviendas dignas para pueblos y comunidades indígenas e Infraestructuras orientadas al desarrollo de sus usos, costumbres y culturas ancestrales.	vivienda			10	23.229.635			23.229.635
125349	520032000	Aceleración del proceso de demarcación de los hábitat y tierras de las comunidades y pueblos indígenas mediante la sustanciación de expedientes que se conforman para la elaboración de títulos de tierras.	documento			21	7.714.056			7.714.056
125490	520034000	Caracterización integral de las comunidades Indígenas en los ámbitos de impactos de las Políticas Públicas.	comunidad			3.023	14.327.490			14.327.490
125462	520035000	Atención integral a la población indígena en condición de vulnerabilidad, asentadas en el Territorio Nacional promoviendo la erradicación de la pobreza extrema.	comunidad			20	35.235.871			35.235.871
125486	520036000	Fortalecimiento del poder comunal indígena a través de la organización de consejos comunales y comunas socialistas que refuercen el sistema económico socio-productivo de las comunidades Indígenas para garantizar el desarrollo comunal agroalimentario.	comunidad			20	65.206.340			65.206.340
125351	520037000	Desarrollar planes de formación comunitaria, la educación intercultural bilingüe, los saberes tradicionales, ancestrales y artesanales de los Pueblos Indígenas en su hábitat para consolidar la identidad y la soberanía cultural.	comunidad			20	14.049.950			14.049.950
						TOTAL	**159.763.342**			**159.763.342**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
520001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	30.163.878			30.163.878
520002000	Gestión administrativa	74.600.867			74.600.867
520003000	Previsión y protección social	319.552			319.552
	TOTAL	**105.084.297**			**105.084.297**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**73**	**132**		**205**	**5.229.222**		**5.229.222**
Altos Funcionarios y de Elección Popular	1			1	25.508		25.508
Alto Nivel y de Dirección	31	34		65	1.658.046		1.658.046
Obrero	41	98		139	3.545.668		3.545.668
Personal Contratado	**198**	**193**		**391**	**9.973.784**		**9.973.784**
Profesional y Técnico	198	193		391	9.973.784		9.973.784
TOTAL	**271**	**325**		**596**	**15.203.006**		**15.203.006**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**		**2**	**319.552**
Alto Nivel y de Dirección	2		2	319.552
TOTAL	**2**		**2**	**319.552**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	80.005.097			80.005.097
4.02	Materiales, suministros y mercancías	30.166.405			30.166.405
4.03	Servicios no personales	49.311.760			49.311.760
4.04	Activos reales	42.298.600			42.298.600
4.07	Transferencias y donaciones	32.844.039			32.844.039
4.11	Disminución de pasivos	30.221.738			30.221.738
	TOTAL	**264.847.639**			**264.847.639**

PROYECTO: COD. N.E: 125339 COD. PPTO: 520031000 Construcción de Viviendas dignas para pueblos y comunidades indígenas e Infraestructuras orientadas al desarrollo de sus usos, costumbres y culturas ancestrales.

UNIDAD DE MEDIDA: vivienda

CANTIDAD: Fem. (0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 23.229.635

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar el diseño y correcta ejecución de proyectos de infraestructura e inversión social del Ministerio en el marco de los planes de desarrollo de los pueblos indígenas, de acuerdo a las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", dirigidos a contribuir a dignificar las condiciones de vida de los Pueblos y Comunidades Indígenas.

OBJETIVOS ESPECÍFICOS: Construir viviendas dignas para pueblos y comunidades indígenas. Construir Infraestructuras orientadas al desarrollo de sus usos, costumbres y culturas ancestrales. Rehabilitar Infraestructuras e Instalaciones orientadas al uso, costumbres y culturas ancestrales de las Comunidades Indígenas. Organizar jornadas de inspecciones de viviendas dignas para pueblos y comunidades indígenas e Infraestructuras orientadas al desarrollo de sus usos, costumbres y culturas ancestrales.

RESULTADO: Viviendas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	385.635					385.635
4.03	Servicios no personales	5.768.000					5.768.000
4.04	Activos reales	10.330.000					10.330.000
4.07	Transferencias y donaciones	6.746.000					6.746.000
	TOTAL	**23.229.635**					**23.229.635**

PROYECTO: COD. N.E: 125349 COD. PPTO: 520032000 Aceleración del proceso de demarcación de los hábitat y tierras de las comunidades y pueblos indígenas mediante la sustanciación de expedientes que se conforman para la elaboración de títulos de tierras.

UNIDAD DE MEDIDA: documento

CANTIDAD: Fem. (0) Mas.(0) Total(21)

ASIGNACIÓN PRESUPUESTARIA: 7.714.056

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fomentar la inclusión y el vivir mediante el proceso de la demarcación, hábitat y tierras de las comunidades y pueblos indígenas.

OBJETIVOS ESPECÍFICOS: Apertura del proceso de demarcación de los hábitat y tierras de las comunidades y pueblos indígenas. Sustanciación de los expedientes del proceso de demarcación de los hábitat y tierras de las comunidades y pueblos indígenas para la elaboración de títulos de tierras. Levantamiento de la información socio antropológica y jurídica del proceso de demarcación de los hábitat y tierras de las comunidades y pueblos indígenas Elaboración y entrega del título del proceso de demarcación de los hábitat y tierras de las comunidades y pueblos indígenas mediante la sustanciación de expedientes que se conforman para la elaboración de títulos de tierras. Procesos de investigación de las comunidades solicitantes y no solicitantes de los títulos de demarcación.

RESULTADO: Títulos de tierras Indígenas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.173.975					1.173.975
4.03	Servicios no personales	4.943.518					4.943.518
4.04	Activos reales	600.000					600.000
4.07	Transferencias y donaciones	996.563					996.563
	TOTAL	**7.714.056**					**7.714.056**

PROYECTO: COD. N.E: 125490 COD. PPTO: 520034000 Caracterización integral de las comunidades Indígenas en los ámbitos de impactos de las Políticas Públicas.

UNIDAD DE MEDIDA: comunidad

CANTIDAD: Fem. (0) Mas.(0) Total(3.023)

ASIGNACIÓN PRESUPUESTARIA: 14.327.490

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Llevar el registro de las investigaciones estadísticas que sean desarrolladas, tanto desde el Ministerio como desde otras instancias con respecto al tema indígena en general.

OBJETIVOS ESPECÍFICOS: Desarrollar el Sistema de Información Integral de las comunidades Indígenas en los ámbitos de impacto de las Políticas Públicas Realizar la Capacitación y seguimiento para la recolección de datos necesarios para la caracterización de las comunidades.

Realizar levantamiento de la información deseada y la carga en el sistema desarrollado. Consolidar el Sistema de Información Integral de las comunidades Indígenas en los ámbitos de impacto de las Políticas Públicas.

RESULTADO: Comunidades indígenas caracterizadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.950.198					2.950.198
4.03	Servicios no personales	3.602.292					3.602.292
4.04	Activos reales	7.775.000					7.775.000
	TOTAL	**14.327.490**					**14.327.490**

PROYECTO: COD. N.E: 125462 COD. PPTO: 520035000 Atención integral a la población indígena en condición de vulnerabilidad asentadas en el Territorio Nacional promoviendo la erradicación de la pobreza extrema.

UNIDAD DE MEDIDA: comunidad

CANTIDAD: Fem. (0) Mas.(0) Total(20)

ASIGNACIÓN PRESUPUESTARIA: 35.235.871

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la adecuada y oportuna atención integral a ciudadanos y familias indígenas con alto grado de vulnerabilidad, en la resolución de problemas inmediatos que pudieran vulnerar sus derechos fundamentales contenidos en la Constitución de la República Bolivariana de Venezuela.

OBJETIVOS ESPECÍFICOS: Realizar jornadas de atención integral a las comunidades indígenas en condición de vulnerabilidad asentadas en el Territorio Nacional, Brindar atención directa a la población indígenas de acuerdo a requerimientos particulares, Suministrar herramientas de trabajos para las actividades socio-productivas, Promover la participación de los pueblos indígenas en el marco de los convenios y eventos internacionales.

RESULTADO: Comunidades Indígenas Atendidas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.284.977					15.284.977
4.02	Materiales, suministros y mercancías	3.602.849					3.602.849
4.03	Servicios no personales	2.062.631					2.062.631
4.04	Activos reales	3.140.000					3.140.000
4.07	Transferencias y donaciones	11.145.414					11.145.414
	TOTAL	**35.235.871**					**35.235.871**

PROYECTO: COD. N.E: 125486 COD. PPTO: 520036000 Fortalecimiento del poder comunal indígena a través de la organización de consejos comunales y comunas socialistas que refuercen el sistema económico socio-productivo de las comunidades Indígenas para garantizar el desarrollo comunal agroalimentario.

UNIDAD DE MEDIDA: comunidad

CANTIDAD: Fem. (0) Mas.(0) Total(20)

ASIGNACIÓN PRESUPUESTARIA: 65.206.340

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Orientar el trabajo de las áreas estratégicas de hábitat y tierras y de desarrollo comunal con identidad de los pueblos y comunidades indígenas.

OBJETIVOS ESPECÍFICOS: 1. Contribuir con las comunidades indígenas del país, promoviendo la participación protagónica del poder popular en la consolidación de consejos comunales indígenas 2. Contribuir con las comunidades indígenas del país, promoviendo la participación protagónica del poder popular en la creación de comunas indígenas socialistas 3. Fortalecer el parque automotor que permitirá el despliegue de los actores que participarán en la interacción con el Estado venezolano de las comunidades indígenas a través de la participación protagónica. 4. Divulgar las actividades comunales indígenas para el conocimiento del poder popular de manera que se logre la mayor participación protagónica.

RESULTADO: Comunidades fortalecidas comunalmente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	34.620.248					34.620.248
4.02	Materiales, suministros y mercancías	7.894.946					7.894.946
4.03	Servicios no personales	5.342.146					5.342.146
4.04	Activos reales	8.799.000					8.799.000
4.07	Transferencias y donaciones	8.550.000					8.550.000
	TOTAL	**65.206.340**					**65.206.340**

PROYECTO: COD. N.E: 125351 COD. PPTO: 520037000 Desarrollar planes de formación comunitaria, la educación intercultural bilingüe, los saberes tradicionales, ancestrales y artesanales de los Pueblos Indígenas en su hábitat para consolidar la identidad y la soberanía cultural.

UNIDAD DE MEDIDA: comunidad

CANTIDAD: Fem.(0) Mas.(0) Total(20)

ASIGNACIÓN PRESUPUESTARIA: 14.049.950

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover mecanismos para impulsar el proceso de formación e instrucción intercultural multilingüe y bilingüe de los pueblos y comunidades indígenas en activa articulación con el ente rector en materia educativa.

OBJETIVOS ESPECÍFICOS: 1. Consolidar centros para las prácticas ancestrales y artesanales de los pueblos indígenas en su hábitat y tierras para impulsar su identidad y soberanía cultural 2. Dotar de insumos educativos, artesanales y tecnológicos a las comunidades indígenas a los fines de consolidar la educación de los pueblos con identidad y soberanía cultural 3. Impulsar jornadas de formación de carácter académico, artesanal, comunal y socio productivo en diferentes espacios para la promoción de la formación en la diversidad cultural 4. Eventos para la difusión, promoción, fomento y participación de las mujeres, autoridades legítimas, artesanos, docentes, jóvenes indígenas, ancianos y ancianas de los pueblos y comunidades indígenas en el ámbito nacional e internacional.

RESULTADO: Comunidades indígenas beneficiadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.887.000					3.887.000
4.03	Servicios no personales	5.076.440					5.076.440
4.07	Transferencias y donaciones	5.086.510					5.086.510
	TOTAL	**14.049.950**					**14.049.950**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	30.099.872					30.099.872
4.03	Servicios no personales	64.006					64.006
	TOTAL	30.163.878					30.163.878

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.271.802					10.271.802
4.03	Servicios no personales	22.452.727					22.452.727
4.04	Activos reales	11.654.600					11.654.600
4.11	Disminución de pasivos	30.221.738					30.221.738
	TOTAL	74.600.867					74.600.867

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	319.552					319.552
	TOTAL	**319.552**					**319.552**

53

Ministerio del Poder Popular para el Comercio

MINISTERIO DEL PODER POPULAR PARA EL COMERCIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para el Comercio (MINCOMERCIO), creado mediante Decreto Presidencial N° 6.626, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.130 de fecha 03/03/2009, y está constituido por los Viceministerios de Comercio Exterior, Interior y Gestión Comercial, Unidades Desconcentradas y Entes Adscritos, y constituye un soporte organizacional del Estado para diseñar y desarrollar las políticas que contribuyan al crecimiento económico de la Nación.

En este sentido, y con la finalidad de optimizar su eficiencia y consolidar el nuevo modelo productivo socialista, basado en el proceso de transformación de la economía rentista e importadora y transformarla en una economía productiva y diversificada, potenciando la capacidad interna de producción de bienes y servicios, las metas del Despacho para el Ejercicio Económico Financiero 2015 se enmarcan en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, que contempla cinco (5) grandes objetivos históricos, a saber:

- Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
- Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela como alternativa al sistema destructivo y salvaje del capitalismo y con ello salvaguardar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.
- Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América.
- Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo el mundo multicentrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria.
- Preservar la vida en el planeta y salvar la especie humana.

Dentro de las competencias del Ministerio del Poder Popular para el Comercio, se encuentran la de formular, regular y ejecutar políticas, planes y proyectos, orientados a la regulación de precios, revisar los efectos negativos de prácticas desleales del comercio internacional, así como, la promoción de la inversión nacional y extranjera, las negociaciones comerciales internacionales y la libre competencia, entre otras.

Igualmente tiene dentro de sus competencias, la provisión de bienes, la prestación de servicios y obras requeridas por el Estado Venezolano, la propiedad intelectual y ejercer la rectoría en materia de calidad, incluyendo la normalización, certificación, acreditación, metrología y reglamentos técnicos para la producción de bienes y servicios.

Para el Ejercicio Económico Financiero 2015, se asignan recursos al Despacho de Comercio por Bs. 799.670.532 destinándose Bs. 74.774.100 a la ejecución de nueve (9) proyectos y Bs. 724.896.432 a las Acciones Centralizadas.

El Plan Operativo de este Ministerio, está enmarcado dentro de las ocho (8) líneas de acción, las cuales se detallan a continuación:

- Sistema de información y justicia comercial.
- Campaña comercial para el consumo inteligente.
- Creación de veinte (20) mercados populares de comercio productivo.
- Ejecución plan nacional para las exportaciones.

- Zonas especiales de fronteras.
- Desarrollo del mapa del comercio en Venezuela.
- Reforma y creación del cuerpo normativo de comercio en Venezuela.
- Desarrollo del mapa de comercio de Venezuela con América Latina y el Caribe.

Las unidades desconcentradas del Ministerio son:

COMISIÓN ANTIDUMPING SOBRE SUBSIDIOS (Cass)

La Comisión Antidumping y Sobre Subsidios, es la encargada de proteger a la producción nacional, de los efectos negativos causados por prácticas desleales del comercio internacional e incremento de importaciones. Para el año 2015, se ha planteado impulsar la defensa y promoción de la producción nacional, preservando y ampliando las opciones de protección comercial para el fortalecimiento de las capacidades productivas de los sectores estratégicos nacionales, en el marco de la nueva concepción de las relaciones económicas internacionales, en tal sentido, con una asignación de Bs. 12.469.119, se tiene programado: monitorear el intercambio comercial con los países de la CAN, Cuba y terceros países; participar activamente en materia de defensa comercial en el ámbito multilateral, regional y bilateral; generar propuestas para la promoción del comercio leal y justo; y detectar espacios y mecanismos para proteger y fomentar la producción nacional.

SUPERINTENDENCIA PARA LA PROMOCIÓN Y PROTECCIÓN DE LA LIBRE COMPETENCIA (Procompetencia)

La Superintendencia para la Promoción y Protección de la Libre Competencia, busca regular y controlar las concentraciones económicas y evitar las prácticas ilícitas de comercio, además de instruir y organizar a la comunidad en miras de su participación protagónica y bajo el principio de comercio justo. La asignación presupuestaria establecida para el 2015, es de Bs. 18.442.834, los cuales serán destinados al control de los monopolios y las prácticas ilícitas del comercio, dentro de la perspectiva de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, con miras al impulso de nuevas formas de organización de la producción que pongan al servicio de la sociedad los medios de producción e incentiven la generación de tejido productivo, bajo un nuevo metabolismo para la transición al socialismo, siendo la política avanzar en la conformación de la nueva estructura social.

SUPERINTENDENCIA DE INVERSIONES EXTRANJERAS (Siex)

En el marco de las competencias, que por Ley, tiene asignada la Superintendencia de Inversiones Extranjeras (SIEX), se encuentran impulsar la inversión productiva extranjera y garantizar la transferencia de tecnología hacia el país, mediante las siguientes acciones: promover, captar, proteger y registrar los flujos de capitales en las actividades productivas, a través de las inversiones realizadas en empresas nacionales, mixtas y extranjeras, e igualmente registrar y fiscalizar los contratos de transferencia de tecnología. La asignación presupuestaria establecida para el año 2015, es de Bs. 24.162.147, los cuales serán destinados al direccionamiento estratégico de la inversión extranjera directa, hacia el modelo de producción socialista.

Entre los entes adscritos al Ministerio se encuentran:

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (Sencamer)

El Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (Sencamer) para el año 2015, continuará dando cumplimiento al Sistema Venezolano para la Calidad y la Ley de Metrología, mediante el fortalecimiento de los subsistemas de normalización, metrología, acreditación, certificación y reglamentaciones técnicas y ensayos; asimismo, promoverá el desarrollo de los servicios que presta, mediante la evaluación de entes y organismos para la acreditación, la calibración de equipos e instrumentos, la conformación de productos según los reglamentos, además de establecer los parámetros para la acreditación de organismos de evaluación de la conformidad, evaluar y controlar las autorizaciones de uso de la marca Norven. Igualmente, proseguirá en la adecuación del Sistema Venezolano de Calidad, al nuevo modelo productivo socialista para atender las necesidades y exigencias de las empresas en materia de calidad, y así dar cumplimiento a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (Sapi)

El Servicio Autónomo de la Propiedad Intelectual (SAPI), tiene como visión impulsar las transformaciones en el marco jurídico existente en materia de derecho de autor, marcas y patentes, a fin de crear un nuevo modelo productivo socialista, que contribuya a la democratización y acceso de las tecnologías y las creaciones artísticas a todo el pueblo venezolano. Para el Ejercicio Económico Financiero 2015, se busca optimizar la prestación del servicio y trascender en función de incluir nuevas acciones en relación a la socialización de los conocimientos y la protección de los creadores y creadoras, autores y autoras y compositores y compositoras, garantizándoles una distribución justa de los beneficios obtenidos por la comercialización de obras y nuevas creaciones.

FUNDACIÓN BANCO DE COMERCIO EXTERIOR (Fundabancoex)

La Fundación Banco de Comercio Exterior (Fundabancoex), fue creada con la finalidad de fortalecer y masificar el desarrollo endógeno integral, con énfasis en el ámbito socio-cultural, orientado a insertar y fomentar el intercambio de los valores culturales típicos nacionales en los distintos espacios sociales; promover y apoyar la producción y exportación de valores culturales de orígenes artísticos, literarios, artesanales y musicales, particularmente, los producidos por los pueblos y comunidades indígenas, manteniendo los procesos de producción tradicional bajo los principios de cooperación, solidaridad, justo intercambio e igualdad de género; así como, los elaborados por las industrias populares y/o empresas de productos típicos, emprendedoras e innovadoras, sustentables, con potencial exportador e integrador.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
125690	530020000	Direccionamiento estratégico de la inversión extranjera directa hacia el modelo de producción socialista (Parte II)	Empresa			12	24.162.147			24.162.147
126561	530054000	Mecanismos para una política de abastecimiento de bienes y servicios en el mercado nacional	Operativo			7	2.000.000			2.000.000
125827	530055000	Fortalecimiento de las relaciones comerciales internacionales de Venezuela.	Documento			50	2.000.000			2.000.000
125848	530056000	Posicionamiento de la oferta exportable venezolana en el mercado internacional.	Documento			15	2.000.000			2.000.000
126480	530057000	Modernización de la infraestructura tecnológica de Mincomercio y sus oficinas regionales	Equipo			552	7.000.000			7.000.000
125934	530058000	Creación y fortalecimiento de las oficinas regionales	Oficina			23	4.000.000			4.000.000
126476	530059000	Optimización de la gestión comercial	Acompañamiento			50	2.700.000			2.700.000
125916	530060000	Fortalecimiento institucional de los mecanismos de defensa comercial para el combate de las prácticas desleales del comercio internacional y protección de la producción nacional y exportaciones	Documento			13	12.469.119			12.469.119

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
126191	530061000	Impulsar el desarrollo económico controlando los monopolios, las prácticas Ilícitas del comercio y promoviendo la inversión.	Proceso			86	18.442.834			18.442.834
		TOTAL					74.774.100			74.774.100

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
530001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	451.229.521			451.229.521
530002000	Gestión administrativa	105.477.393			105.477.393
530003000	Previsión y protección social	168.189.518			168.189.518
	TOTAL	**724.896.432**			**724.896.432**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**252**	**313**	**168**	**733**	**37.465.082**	**20.438.004**	**57.903.086**
Altos Funcionarios y de Elección Popular	1			1	104.957		104.957
Alto Nivel y de Dirección	2	4		6	584.720		584.720
Directivo	19	23	5	47	1.917.395	12.833	1.930.228
Profesional y Técnico	95	55	126	276	14.065.166	5.375.838	19.441.004
Personal Administrativo	51	14	35	100	4.865.286	2.304.194	7.169.480
Obrero	84	217	2	303	15.927.558	12.745.139	28.672.697
Personal Contratado	**232**	**204**		**436**	**27.726.264**		**27.726.264**
Directivo	3			3	162.465		162.465
Profesional y Técnico	160	127		287	20.347.490		20.347.490
Personal Administrativo	69	77		146	7.216.309		7.216.309
TOTAL	**484**	**517**	**168**	**1.169**	**65.191.346**	**20.438.004**	**85.629.350**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**344**	**36**	**380**	**55.477.860**
Empleados	292	28	320	41.555.275
Obreros	52	8	60	13.922.585
Jubilados	**670**	**97**	**767**	**112.711.658**
Empleados	617	74	691	90.342.641
Obreros	53	23	76	22.369.017
TOTAL	**1.014**	**133**	**1.147**	**168.189.518**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	480.044.466			480.044.466
4.02	Materiales, suministros y mercancías	20.459.353			20.459.353
4.03	Servicios no personales	107.748.810			107.748.810
4.04	Activos reales	18.198.385			18.198.385
4.07	Transferencias y donaciones	173.219.518			173.219.518
	TOTAL	**799.670.532**			**799.670.532**

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	5.030.000			5.030.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.030.000			5.030.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	5.030.000			5.030.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	4.500.000			4.500.000
	- S2309 Asociación Civil Alba Socialista (ALBA)	4.500.000			4.500.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	530.000			530.000
	- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	500.000			500.000
	- S1751 Asociación de Jubilados y Pensionados de Corpoindustria (ASOJUBI)	30.000			30.000

PROYECTO: COD. N.E: 125690 COD. PPTO: 530020000 Direccionamiento estratégico de la inversión extranjera directa hacia el modelo de producción socialista (Parte II)

UNIDAD DE MEDIDA: Empresa

CANTIDAD: Fem.(0) Mas.(0) Total(12)

ASIGNACIÓN PRESUPUESTARIA: 24.162.147

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover y viabilizar la inversión nacional e internacional en los términos previstos en los esquemas de la Revolución Comercial Bolivariana

OBJETIVOS ESPECÍFICOS: Direccionar estratégicamente la inversión extranjera directa hacia el modelo de producción socialista.

RESULTADO: Servicio de registro, fiscalización y control de la inversión productiva y emisión de sus estadísticas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	19.879.173					19.879.173
4.02	Materiales, suministros y mercancías	1.894.488					1.894.488
4.03	Servicios no personales	1.988.486					1.988.486
4.04	Activos reales	400.000					400.000
	TOTAL	**24.162.147**					**24.162.147**

PROYECTO: COD. N.E: 126561 COD. PPTO: 530054000 Mecanismos para una política de abastecimiento de bienes y servicios en el mercado nacional

UNIDAD DE MEDIDA: Operativo

CANTIDAD: Fem.(0) Mas.(0) Total(7)

ASIGNACIÓN PRESUPUESTARIA: 2.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construir el Sistema Socialista de Distribución de bienes y servicios a precios justos

OBJETIVOS ESPECÍFICOS: Ejecutar estrategias comerciales a fin de incrementar los niveles de abastecimiento de bienes y servicios en el mercado nacional.

RESULTADO: Abastecimiento Amplio de bienes y servicios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	855.500					855.500
4.03	Servicios no personales	822.500					822.500
4.04	Activos reales	322.000					322.000
	TOTAL	**2.000.000**					**2.000.000**

PROYECTO: COD. N.E: 125827 COD. PPTO: 530055000 Fortalecimiento de las relaciones comerciales internacionales de Venezuela.

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(50)

ASIGNACIÓN PRESUPUESTARIA: 2.000.000

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer las estrategias y programas oficiales vinculados con la promoción de exportaciones y con la promoción de la inversión extranjera en el marco de la Revolución Comercial Bolivariana

OBJETIVOS ESPECÍFICOS: Mejores condiciones para la inserción de las exportaciones venezolanas en el mercado internacional producto de las alianzas comerciales de Venezuela con países aliados y estratégicos.

RESULTADO: Vínculos comerciales fortalecidos con países aliados y estratégicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	513.000					513.000
4.03	Servicios no personales	1.152.000					1.152.000
4.04	Activos reales	335.000					335.000
	TOTAL	**2.000.000**					**2.000.000**

PROYECTO: COD. N.E: 125848 COD. PPTO: 530056000 Posicionamiento de la oferta exportable venezolana en el mercado internacional.

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(15)

ASIGNACIÓN PRESUPUESTARIA: 2.000.000

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar ofertas exportables diversificadas, con máximo valor agregado y calidad competitiva, según el potencial de cada región, generando una cultura exportadora con visión global y estratégica en el marco de la Revolución Comercial Bolivariana.

OBJETIVOS ESPECÍFICOS: Crear condiciones dirigidas a incrementar las exportaciones no tradicionales mediante una intensa promoción que garantice su inserción en el mercado internacional.

RESULTADO: Oferta exportable en condiciones adecuadas para su inserción en el mercado internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	513.000					513.000
4.03	Servicios no personales	1.152.000					1.152.000
4.04	Activos reales	335.000					335.000
	TOTAL	**2.000.000**					**2.000.000**

PROYECTO: COD. N.E: 126480 COD. PPTO: 530057000 Modernización de la infraestructura tecnológica de Mincomercio y sus oficinas regionales

UNIDAD DE MEDIDA: Equipo

CANTIDAD: Fem.(0) Mas.(0) Total(552)

ASIGNACIÓN PRESUPUESTARIA: 7.000.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la política tecnológica de vanguardia a fin de brindar las soluciones de problemas concretos de la institución para dar respuesta a los sectores sociales nacionales e instituciones internacionales en materia comercial.

OBJETIVOS ESPECÍFICOS: Adecuar la plataforma tecnológica mediante la actualización de los servidores y de los equipos de comunicaciones de la red LAN, el reemplazo de todo el hardware y software obsoleto a fin de optimizar la conexión efectiva entre el Ministerio de Comercio, Oficinas Regionales y sus Entes Adscritos.

RESULTADO: Infraestructura tecnológica modernizada del Mincomercio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.000.000					1.000.000
4.03	Servicios no personales	840.000					840.000
4.04	Activos reales	5.160.000					5.160.000
	TOTAL	**7.000.000**					**7.000.000**

PROYECTO: COD. N.E: 125934 COD. PPTO: 530058000 Creación y fortalecimiento de las oficinas regionales

UNIDAD DE MEDIDA: Oficina

CANTIDAD: Fem.(0) Mas.(0) Total(23)

ASIGNACIÓN PRESUPUESTARIA: 4.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Realizar mejoras para la recuperación de los espacios físicos de la sede administrativa del Ministerio.

OBJETIVOS ESPECÍFICOS: Fortalecer la presencia del Ministerio en las regiones mediante el reacondicionamiento y creación de oficinas así como la capacitación del personal que labora en ellas, con la finalidad de prestar un servicio óptimo a los usuarios.

RESULTADO: 23 oficinas regionales fortalecidas y con plena presencia del Ministerio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	524.998					524.998
4.03	Servicios no personales	1.225.012					1.225.012
4.04	Activos reales	2.249.990					2.249.990
	TOTAL	4.000.000					4.000.000

PROYECTO: COD. N.E: 126476 COD. PPTO: 530059000 Optimización de la gestión comercial

UNIDAD DE MEDIDA: Acompañamiento

CANTIDAD: Fem.(0) Mas.(0) Total(50)

ASIGNACIÓN PRESUPUESTARIA: 2.700.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Adoptar medidas necesarias y suficientes para estimular y garantizar la defensa comercial del sector exportador no petrolero de bienes y servicios

OBJETIVOS ESPECÍFICOS: Desarrollar las estructuras en materia de articulación interinstitucional, logística y distribución para optimizar la gestión comercial.

RESULTADO: Abastecimiento óptimo de productos y servicios a nivel nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	594.000					594.000
4.03	Servicios no personales	955.800					955.800
4.04	Activos reales	1.150.200					1.150.200
	TOTAL	**2.700.000**					**2.700.000**

PROYECTO: COD. N.E: 125916 COD. PPTO: 530060000 Fortalecimiento institucional de los mecanismos de defensa comercial para el combate de las prácticas desleales del comercio internacional y protección de la producción nacional y exportaciones

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(13)

ASIGNACIÓN PRESUPUESTARIA: 12.469.119

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la inserción competitiva de nuevos bienes y servicios nacionales en los mercados internacionales.

OBJETIVOS ESPECÍFICOS: Efectuar los estudios técnicos y documentos dirigidos a aplicar medidas o establecer compromisos destinados a defender activamente la producción nacional frente al incremento de las importaciones o ante la presencia de prácticas desleales del comercio internacional, mediante la aplicación de derechos antidumping, compensatorios, salvaguardia u otros.

RESULTADO: Mecanismos de defensa comercial habilitados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.464.686					10.464.686
4.02	Materiales, suministros y mercancías	838.560					838.560
4.03	Servicios no personales	1.165.873					1.165.873
	TOTAL	**12.469.119**					**12.469.119**

PROYECTO: COD. N.E: 126191 COD. PPTO: 530061000 Impulsar el desarrollo económico controlando los monopolios, las prácticas ilícitas del comercio y promoviendo la inversión.

UNIDAD DE MEDIDA: Proceso

CANTIDAD: Fem.(0) Mas.(0) Total(86)

ASIGNACIÓN PRESUPUESTARIA: 18.442.834

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir al desarrollo del nuevo modelo productivo a través de la eliminación y/o control de los monopolios en la cadena de valor, aplicando políticas e instrumentos legales que impidan las concentraciones económicas desfavorables, las prácticas ilícitas del comercio a objeto de promover la inversión.

OBJETIVOS ESPECÍFICOS: Velar que la economía esté exenta de prácticas ilícitas del comercio a través de la realización de estudios económicos y legales, mediante la aplicación de sanciones y de recomendaciones de políticas públicas para el desarrollo de un nuevo modelo productivo diversificado, en aras de superar el modelo productivo rentista, en el marco de la integración económica latinoamericana.

RESULTADO: Disminuir en un 10% las prácticas ilícitas del comercio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.016.650					14.016.650
4.02	Materiales, suministros y mercancías	1.438.000					1.438.000
4.03	Servicios no personales	1.905.091					1.905.091
4.04	Activos reales	1.083.093					1.083.093
	TOTAL	**18.442.834**					**18.442.834**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	435.683.957					435.683.957
4.03	Servicios no personales	15.545.564					15.545.564
	TOTAL	451.229.521					451.229.521

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	12.287.807					12.287.807
4.03	Servicios no personales	80.996.484					80.996.484
4.04	Activos reales	7.163.102					7.163.102
4.07	Transferencias y donaciones	5.030.000					5.030.000
	TOTAL	105.477.393					105.477.393

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.030.000					5.030.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.030.000					5.030.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	5.030.000					5.030.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	4.500.000					4.500.000
	- S2309 Asociación Civil Alba Socialista (ALBA)	4.500.000					4.500.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	530.000					530.000
	- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	500.000					500.000
	- S1751 Asociación de Jubilados y Pensionados de Corpoindustria (ASOJUBI)	30.000					30.000

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	168.189.518					168.189.518
	TOTAL	**168.189.518**					**168.189.518**

54

Ministerio del Poder Popular para la Salud

MINISTERIO DEL PODER POPULAR PARA LA SALUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La salud es un derecho social fundamental establecido en la Constitución de la República Bolivariana de Venezuela en los artículos 83 y 84, como parte del derecho a la vida, siendo responsabilidad del Estado garantizarlo y gestionar un Sistema Público Nacional de Salud (Spns), regido por los principios de gratuidad, universalidad y solidaridad, enfocado en la promoción de la salud y la prevención de las enfermedades, garantizando tratamientos oportunos y rehabilitaciones de calidad.

Alineado con el planteamiento constitucional, el Ministerio del Poder Popular para la Salud (Mpps), define un conjunto de políticas, las cuales encuentran su expresión en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019" dentro del Segundo Objetivo Histórico "Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

Con base a los lineamientos políticos nacionales, para 2015 el Ministerio del Poder Popular para la Salud, busca consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular, generando bienes y servicios que contribuyan a elevar la calidad de vida, el bienestar colectivo de la población y el acceso a la red de servicios de salud. Asimismo, se propone:

- Fortalecer la Misión Barrio Adentro a través de la consolidación de la Red Integrada de Salud, con atención integral y continua, basada en las Áreas de Salud Integral Comunitaria (Asic), con subsistemas de gestión desconcentrados y articulados con el sistema de agregación comunal.
- Desarrollar acciones de prevención y atención específica para las principales causas de morbimortalidad de la población transversalizados por género, ciclo de vida, etnia y territorio social.
- Crear el Sistema Integrado de Información y Vigilancia de Salud para el Sistema Público Nacional de Salud, utilizando la Telesalud como plataforma para el desarrollo de los proyectos.
- Desarrollo de una Red de Hospitales que forme parte de la red integrada de salud de acuerdo al perfil epidemiológico, vinculada a protocolos de atención de pacientes, protocolos de distribución de insumos y medicamentos con un sistema de mantenimiento de equipos, instalaciones e infraestructuras, acordes al nivel de complejidad.
- Fortalecer la formación y capacitación de los trabajadores y trabajadoras de la salud en áreas críticas y estratégicas requeridas por el Spns.
- Consolidar la capacidad soberana e independencia científica y tecnológica para producir y garantizar los medicamentos, insumos y equipos para la salud.
- Promover el fortalecimiento de instancias del Poder Popular y su articulación en el Sistema de Agregación Comunal, para la garantía del derecho a la salud.

- Garantizar el derecho a la salud y el buen vivir a las personas con diversidad funcional, población indígena y en pobreza extrema que se encuentran bajo una condición de fragilidad social.

Bajo estas orientaciones, los proyectos están enfocados en:

- Articular los niveles de protección, promoción, prevención, atención integral y rehabilitación a la salud individual y colectiva en el marco de las Áreas de Salud Integral Comunitaria (Asic).
- Implementación y seguimiento del Esquema Ampliado de Inmunizaciones.
- Fortalecer la gestión sanitaria ambiental en el manejo adecuado de los desechos peligrosos.
- Ampliar la cobertura de atención y promoción en salud intercultural para el vivir bien de los pueblos indígenas.
- Consolidar el sistema de vigilancia de enfermedades prevenibles por vacunas y eventos de salud pública.
- Promocionar la salud integral y estilos de vida saludable durante el ciclo vital.
- Fortalecer la atención integral en salud en los establecimientos de la red de atención ambulatoria, a través de Telesalud.
- Fortalecer los protocolos y normas para la optimización de los servicios y la atención en salud.
- Fortalecimiento e incorporación de Agentes Comunitarios en Atención Primaria de Salud (Acaps), en los Ambulatorios Rurales Tipo I (ARI) ubicados en comunidades indígenas y rurales dispersas en Venezuela.
- Prevenir el control de enfermedades infecciosas a través de la implementación de las capacidades básicas de Eventos de Salud Pública de Importancia Nacional (Espin) e Internacional (Espii), en el marco del Reglamento Sanitario Internacional.
- Fortalecer el suministro de insumos, la independencia científica y tecnológica y capacidad productiva nacional.
- Ampliar y mejorar la Planta de Vacuna para la producción de inmunobiológicos tradicionales.
- Consolidar un sistema de adquisición y suministro de medicamentos y material médico quirúrgico, para satisfacer la demanda del sector salud a nivel nacional.
- Construcción, ampliación, remodelación y modernización de las redes hospitalarias, en los hospitales tipo I, II, III y IV, a nivel nacional.
- Atención integral médico-quirúrgica a la población infantil y adolescente con patologías cardiovasculares congénitas y/o adquiridas, a nivel nacional e internacional.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
119474	540141000	Reorganización de la red de establecimientos de atención ambulatoria en las áreas de salud integral comunitaria (Asic) como parte estructural y funcional del sistema de salud.	01/01/2013	31/12/2016	1.464.274	1.464.274	9.543.812		12.472.360
122897	540195000	Fortalecimiento de la seguridad radiológica en salud	01/01/2014	31/12/2016	4.924.375	5.287.616	5.287.617		15.499.608
				TOTAL	6.388.649	6.751.890	14.831.429		27.971.968

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
125157	540055000	Atención médica integral a la población del Estado Delta Amacuro	consulta			166.748	102.975.830			102.975.830
125120	540062000	Atención médica integral a la población del Estado Barinas	consulta			1.995.612	379.088.593			379.088.593
125007	540064000	Atención médica integral a la población del Estado Vargas	consulta			506.762	193.653.837			193.653.837
124998	540065000	Atención médica integral a la población del Estado Bolivariano de Miranda	consulta			3.755.994	710.270.393			710.270.393
124870	540105000	Atención en salud integral para personas con discapacidad	servicio			47	11.200.000			11.200.000
125193	540107000	Atención médica integral a los pobladores del Estado Guárico a través de los establecimientos de salud pública	consulta			1.994.946	396.535.252			396.535.252
125082	540109000	Atención médica integral a la población del Estado Cojedes	consulta			1.048.320	258.203.868			258.203.868
124927	540111000	Consolidación de la gestión en salud ambiental, desde el ámbito nacional para el mejoramiento de las condiciones sanitario ambientales	actuación			12.420	38.692.285			38.692.285
124953	540140000	Plan de mantenimiento preventivo y correctivo para la adecuación de los establecimientos de la red de atención ambulatoria, con la participación activa del Poder Popular	plan			2	2.065.000			2.065.000
119474	540141000	Reorganización de la red de establecimientos de atención ambulatoria en las áreas de salud integral comunitaria (Asic) como parte estructural y funcional del sistema de salud.	área			197	1.464.274			1.464.274
122897	540195000	Fortalecimiento de la seguridad radiológica en salud	servicio			3.000	5.287.616			5.287.616

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124872	540201000	Fortalecimiento de la gestión sanitario ambiental en el manejo adecuado de los desechos peligrosos generados en los establecimientos de salud	actuación			1.525	19.315.976			19.315.976
125243	540202000	Atención médica integral a la población del Distrito Capital a través de los establecimientos de salud de la red asistencial	consulta			3.770.547	1.553.427.660			1.553.427.660
125142	540203000	Atención médica integral en los servicios que componen la red del Sistema Público Nacional de Salud a la población del Estado Amazonas	consulta			367.577	104.808.540			104.808.540
124917	540204000	Promoción de la salud y prevención de enfermedades crónicas no transmisibles (Ecnt) en la población venezolana	actuación			41	10.970.188			10.970.188
125277	540205000	Atención médica integral a través de la red de salud a la población del Estado Portuguesa	consulta			2.960.071	302.784.373			302.784.373
125085	540206000	Implementación y seguimiento del esquema ampliado de inmunizaciones en el País	dosis			21.379.557	230.933.637			230.933.637
124922	540207000	Prevención y control de enfermedades infecciosas a través de la implementación de las capacidades básicas de Eventos de Salud Pública de Importancia Nacional (Espin) e Internacional (Espii), en el marco del Reglamento Sanitario Internacional en los puntos de entradas internacionales	puesto			12	2.322.554			2.322.554
125116	540208000	Consolidación del sistema de vigilancia de enfermedades prevenibles por vacunas y eventos de salud pública (ofídicos, escorpiónicos, arácnicos y rabia humana) a Nivel Nacional	informe			1.501	269.859			269.859
125136	540209000	Fortalecimiento de los centros hospitalarios del Ministerio del Poder Popular para la Salud	centro			240	750.000.000			750.000.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
125014	540210000	Dotación, equipamiento y mantenimiento a servicios especializados de alto costo	servicio			105	636.117.143			636.117.143
124924	540211000	Implementación de los análisis de la situación de salud y la vigilancia epidemiológica en la toma de decisiones y la planificación en el Sistema Público Nacional de Salud	documento			982	5.157.553			5.157.553
125065	540212000	Consolidación de un sistema de información y estadísticas en salud colectiva para el Ministerio del Poder Popular para la Salud	informe			161	9.495.389			9.495.389
124909	540213000	Implementación de un sistema integral para la logística en gestión de suministros de los insumos esenciales y equipos básicos en la red de atención ambulatoria, impulsando la participación popular organizada con enfoque de uso racional	entidad			11	42.649.405			42.649.405
124920	540214000	Fortalecimiento del fondo de abastecimiento de insumos esenciales para la salud, con un plan de uso racional a Nivel Nacional	fondo			1	40.000.000			40.000.000
124948	540215000	Fortalecimiento de los servicios regionales que atienden pacientes con: VIH/Sida/ITS, Enfermedades respiratorias Tuberculosis (TBC), asma, Enfermedades Pulmonares Obstructivas Crónicas (Epoc), Hepatitis y bancos de sangre	actuación			675.588	598.752.120			598.752.120
125198	540216000	Promoción de la salud integral y estilos de vida saludable durante el ciclo vital	actuación			379	30.159.218			30.159.218
125174	540217000	Fortalecimiento de los servicios de atención materna de la red ambulatoria especializada, haciendo énfasis en la atención de salud integral	servicio			31	14.000.000			14.000.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
124988	540218000	Promoción de condiciones y estilos de vida saludable para la prevención del cáncer en la población venezolana y atención integral oncológica	establecimiento			70	30.000.000			30.000.000
125048	540219000	Fortalecimiento de la Red de bancos de leche humana y los lactarios institucionales	servicio			2	8.000.000			8.000.000
124896	540220000	Participación Protagónica del Poder Popular en la Salud	coordinación			24	531.392			531.392
124934	540221000	Humanización de la atención en salud mental para la paz y la vida sana.	centro de salud			2	90.077.198			90.077.198
124936	540222000	Fortalecimiento e incorporación de agentes comunitarios en atención primaria de salud en los Ambulatorios Rurales Tipo I (ARI) ubicados en comunidades indígenas y rurales dispersas en Venezuela	persona	120	120	240	2.000.405			2.000.405
125125	540223000	Formación, investigación y desarrollo del conocimiento técnico, tecnológico y humano en salud, orientado a la consolidación del Sistema Público Nacional de Salud	persona	266	266	532	36.518.129			36.518.129
125066	540224000	Evaluación y fortalecimiento de los servicios de apoyo diagnóstico de Laboratorio, en los establecimientos de las redes de atención ambulatoria de salud	servicio			30	14.649.000			14.649.000
124887	540225000	Consolidación de la Red de Centros Especializados para el fortalecimiento de la Atención en Salud	centro			244	13.615.644			13.615.644
125121	540226000	Integración y articulación de sistemas de información para la Red Integrada de Salud	red			24	1.574.163			1.574.163

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2015
124898	540227000	Fortalecimiento de los protocolos y normas para la optimización de los servicios y la atención en salud de los establecimientos de la red ambulatoria	norma			10	1.500.000			1.500.000
125147	540228000	Ampliación de la cobertura de atención y promoción en salud intercultural para el vivir bien de los pueblos indígenas	servicio			37	5.187.320			5.187.320
124905	540229000	Telesalud para el fortalecimiento de la atención integral en salud en los establecimientos de la red de atención ambulatoria	establecimiento			300	30.000.000			30.000.000
	549998000	Transferencias de Competencias a los Estados Descentralizados	bolivar			6.825.999.095	6.825.999.095			6.825.999.095
	549999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolivar			5.518.153.155	5.518.153.155			5.518.153.155
						TOTAL	19.028.406.064			19.028.406.064

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
540001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	12.422.250.685			12.422.250.685
540002000	Gestión administrativa	6.570.204.833			6.570.204.833
540003000	Previsión y protección social	684.512.475			684.512.475
	TOTAL	19.676.967.993			19.676.967.993

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**42.073**	**25.000**	**7.971**	**75.044**	**2.419.511.618**	**497.749.708**	**2.917.261.326**
Altos Funcionarios y de Elección Popular	1			1	109.165		109.165
Alto Nivel y de Dirección	403	271	42	716	43.173.301	405.163	43.578.464
Directivo	56	32	5	93	5.053.736		5.053.736
Profesional y Técnico	14.806	6.964	3.242	25.012	749.876.787	237.107.011	986.983.798
Personal Administrativo	5.197	2.674	925	8.796	247.607.313	87.246.289	334.853.602
Personal Médico	8.041	5.927	1.147	15.115	681.206.081		681.206.081
Obrero	13.569	9.132	2.610	25.311	692.485.235	172.991.245	865.476.480
Personal Fijo a Tiempo Parcial	**36**	**38**		**74**	**7.822.751**	**5.350**	**7.828.101**
Profesional y Técnico		4		4	82.247	5.350	87.597
Personal Médico	36	34		70	7.740.504		7.740.504
Personal Contratado	**39.705**	**27.263**		**66.968**	**2.453.683.288**		**2.453.683.288**
Directivo	22	14		36	807.147		807.147
Profesional y Técnico	12.063	7.829		19.892	613.622.168		613.622.168
Personal Administrativo	5.786	4.392		10.178	294.603.533		294.603.533
Personal Médico	14.259	7.559		21.818	1.128.956.639		1.128.956.639
Obrero	7.575	7.469		15.044	415.693.801		415.693.801
TOTAL	**81.814**	**52.301**	**7.971**	**142.086**	**4.881.017.657**	**497.755.058**	**5.378.772.715**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**3.820**	**2.546**	**6.366**	**98.302.274**
Empleados	1.726	1.150	2.876	50.908.106
Obreros	2.094	1.396	3.490	47.394.168
Jubilados	**16.460**	**10.986**	**27.446**	**586.210.201**
Médicos	10	20	30	1.279.826
Empleados	6.766	4.510	11.276	237.842.395
Obreros	9.684	6.456	16.140	347.087.980
TOTAL	**20.280**	**13.532**	**33.812**	**684.512.475**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	16.034.453.975			16.034.453.975
4.02	Materiales, suministros y mercancías	3.172.451.446			3.172.451.446
4.03	Servicios no personales	876.301.705			876.301.705
4.04	Activos reales	209.863.891			209.863.891
4.07	Transferencias y donaciones	18.296.811.134			18.296.811.134
4.11	Disminución de pasivos	115.491.906			115.491.906
	TOTAL	**38.705.374.057**			**38.705.374.057**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	17.550.650.843			17.550.650.843
4.07.01.00.00	Transferencias y donaciones corrientes internas	17.550.650.843			17.550.650.843
4.07.01.03.00	Transferencias corrientes internas al sector público	17.550.650.843			17.550.650.843
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.922.897.779			6.922.897.779
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	1.324.141.137			1.324.141.137
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	324.968.619			324.968.619
	- A0093 Universidad Central de Venezuela (UCV)	577.100			577.100
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	174.676.424			174.676.424
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	1.007.038.616			1.007.038.616
	- A0181 Servicio Autónomo Instituto de Biomedicina Dr. Jacinto Convit	43.225.672			43.225.672
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"	143.771.749			143.771.749
	- A0446 Fundación Misión Barrio Adentro	3.259.907.442			3.259.907.442
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	250.613.335			250.613.335
	- A0557 Fundación Venezolana de Donaciones y Trasplantes de Órganos, Tejidos y Células (FUNDAVENE)	99.114.881			99.114.881
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)	7.942.405			7.942.405

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	238.311.185			238.311.185
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	3.628.517			3.628.517
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	44.980.697			44.980.697
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	962.607.998			962.607.998
	- A0543 Corporación Nacional de Insumos para la Salud, S.A. (CONSALUD)	426.851.822			426.851.822
	- A0560 Empresa Socialista para la Producción de Medicamentos Biológicos, C.A. (ESPROMED BIO)	535.756.176			535.756.176
4.07.01.03.10	Transferencias corrientes al Poder Estadal	9.654.150.964			9.654.150.964
	- E5200 Estado Anzoátegui	702.737.785			702.737.785
	- E5300 Estado Apure	515.336.136			515.336.136
	- E5400 Estado Aragua	1.037.018.392			1.037.018.392
	- E5600 Estado Bolívar	673.964.858			673.964.858
	- E5700 Estado Carabobo	797.006.754			797.006.754
	- E6000 Estado Falcón	404.315.602			404.315.602
	- E6200 Estado Lara	722.129.115			722.129.115
	- E6300 Estado Mérida	538.377.323			538.377.323
	- E6500 Estado Monagas	441.494.469			441.494.469
	- E6600 Estado Nueva Esparta	274.489.016			274.489.016
	- E6800 Estado Sucre	572.662.075			572.662.075
	- E6900 Estado Táchira	627.984.323			627.984.323

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7000 Estado Trujillo	645.915.610			645.915.610
	- E7100 Estado Yaracuy	388.517.530			388.517.530
	- E7200 Estado Zulia	1.312.201.976			1.312.201.976
4.07.01.03.11	Transferencias corrientes al Poder Municipal	10.994.102			10.994.102
	- E6419 Municipio Sucre	10.994.102			10.994.102

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	15.246.678			15.246.678
4.07.01.00.00	Transferencias y donaciones corrientes internas	15.246.678			15.246.678
4.07.01.01.00	Transferencias corrientes internas al sector privado	15.246.678			15.246.678
4.07.01.01.70	Subsidios educacionales al sector privado	200.000			200.000
	- S0374 Escuela de Salud Pública.	100.000			100.000
	- S1108 Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	100.000			100.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	14.826.678			14.826.678
	- S0059 Fundación Hogar San José de la Montaña.	100.000			100.000
	- S0138 Asociación Venezolana para una Educación Sexual Alternativa (AVESA)	268.000			268.000
	- S0217 Centro de Orientación Familiar (COSFAM).	50.000			50.000
	- S0485 Federación Venezolana de Instituciones de Ciegos (FEVIC).	60.000			60.000
	- S0506 Fundación Alzheimer de Venezuela.	104.878			104.878
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	103.800			103.800
	- S0735 Hogar Clínica San Rafael	1.000.000			1.000.000
	- S0747 Hogares Crea de Venezuela	50.000			50.000
	- S0959 Subsidios Eventuales Diversos	2.000.000			2.000.000
	- S1209 Fundación Centegrupo	120.000			120.000
	- S1552 Fundación Hospital de Especialidades Pediátricas Estado Zulia	10.000.000			10.000.000
	- S1553 Banco de Sillas de Ruedas BANDESIR - Estado Zulia	70.000			70.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1819 Fundación de Amigos del Niño con Cáncer - Zulia	700.000			700.000
	- S1823 SUMEDLARA - Suministros de Medicamentos - Quimioterapias - Niños y Adultos con Cáncer, Barquisimeto, Estado Lara	100.000			100.000
	- S1887 Fundación para el Trasplante de Médula Ósea S.C.	100.000			100.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	20.000			20.000
	- S0105 Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ)	10.000			10.000
	- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela (AENJUVE)	10.000			10.000
4.07.01.01.78	Subsidios científicos al sector privado	200.000			200.000
	- S1895 Fundación Huntington de Venezuela (Mal de San Vito)	200.000			200.000

PROYECTO: COD. N.E: 125157 COD. PPTO: 540055000 Atención médica integral a la población del Estado Delta Amacuro.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(166.748)

ASIGNACIÓN PRESUPUESTARIA: 102.975.830

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Atender en consultas de atención integral en salud preventiva y especializada a la población.

RESULTADO: Pacientes atendidos integralmente en consultas de los servicios asistenciales del Estado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	89.670.886					89.670.886
4.02	Materiales, suministros y mercancías	11.224.770					11.224.770
4.03	Servicios no personales	1.778.274					1.778.274
4.04	Activos reales	301.900					301.900
	TOTAL	**102.975.830**					**102.975.830**

PROYECTO: COD. N.E: 125120 COD. PPTO: 540062000 Atención médica integral a la población del Estado Barinas.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(1.995.612)

ASIGNACIÓN PRESUPUESTARIA: 379.088.593

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Aumentar la cobertura poblacional de atención médica integral en los diversos niveles de atención en los establecimientos adscritos a la Dirección Estadal de Salud Barinas.

RESULTADO: Consultas de atención integral en los establecimientos adscritos a la Dirección de Salud del Estado Barinas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	334.101.693					334.101.693
4.02	Materiales, suministros y mercancías	35.802.548					35.802.548
4.03	Servicios no personales	5.715.150					5.715.150
4.04	Activos reales	3.469.202					3.469.202
	TOTAL	**379.088.593**					**379.088.593**

PROYECTO: COD. N.E: 125007 COD. PPTO: 540064000 Atención médica integral a la población del Estado Vargas.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(506.762)

ASIGNACIÓN PRESUPUESTARIA: 193.653.837

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Aumentar la cobertura de la atención integral en la red de salud del Estado Vargas.

RESULTADO: Atención a la población en la red ambulatoria, hospitalaria y educación sanitaria a los habitantes del Estado Vargas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	162.897.756					162.897.756
4.02	Materiales, suministros y mercancías	24.147.073					24.147.073
4.03	Servicios no personales	4.949.716					4.949.716
4.04	Activos reales	1.659.292					1.659.292
	TOTAL	**193.653.837**					**193.653.837**

PROYECTO: COD. N.E: 124998 COD. PPTO: 540065000 Atención médica integral a la población del Estado Bolivariano de Miranda.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(3.755.994)

ASIGNACIÓN PRESUPUESTARIA: 710.270.393

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Atender la población desasistida, mediante el aumento de la cobertura, a través de la atención médica en los diferentes niveles de atención de salud en el Estado Bolivariano de Miranda.

RESULTADO: Atención médica integral oportuna y eficaz a la población mirandina, a través de las consultas en los establecimientos de salud del Estado Bolivariano de Miranda.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	661.101.533					661.101.533
4.02	Materiales, suministros y mercancías	39.863.524					39.863.524
4.03	Servicios no personales	4.486.752					4.486.752
4.04	Activos reales	4.818.584					4.818.584
	TOTAL	**710.270.393**					**710.270.393**

PROYECTO: COD. N.E: 124870 COD. PPTO: 540105000 Atención en salud integral para personas con discapacidad.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(47)

ASIGNACIÓN PRESUPUESTARIA: 11.200.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Establecer mecanismos de atención integral, a través del fortalecimiento de los servicios de rehabilitación, promoción, capacitación y articulación intra e interinstitucional, que permitan contribuir a lograr un nivel óptimo de salud, funcionamiento y bienestar para todas las personas con discapacidad

RESULTADO: Servicios de rehabilitación fortalecidos para brindar una atención oportuna, eficiente y de calidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	934.028					934.028
4.02	Materiales, suministros y mercancías	7.040.462					7.040.462
4.03	Servicios no personales	3.020.510					3.020.510
4.04	Activos reales	205.000					205.000
	TOTAL	**11.200.000**					**11.200.000**

PROYECTO: COD. N.E: 125193 COD. PPTO: 540107000 Atención médica integral a los pobladores del Estado Guárico a través de los establecimientos de salud pública.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(1.994.946)

ASIGNACIÓN PRESUPUESTARIA: 396.535.252

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Atender a la población guariqueña en los establecimientos del Sistema Público Nacional de Salud del Estado.

RESULTADO: Atención médica integral, oportuna y eficaz a la población del Estado Guárico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	366.897.760					366.897.760
4.02	Materiales, suministros y mercancías	26.556.650					26.556.650
4.03	Servicios no personales	3.080.842					3.080.842
	TOTAL	**396.535.252**					**396.535.252**

PROYECTO: COD. N.E: 125082 COD. PPTO: 540109000 Atención médica integral a la población del Estado Cojedes.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(1.048.320)

ASIGNACIÓN PRESUPUESTARIA: 258.203.868

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Procurar la salud de la población del Estado Bolivariano de Cojedes, mediante el fortalecimiento de todos los niveles de atención y servicios ofrecidos en el Sistema Público Nacional de Salud, estableciendo como prioridad el sector primario.

RESULTADO: Atención médica integral a la población.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	216.244.478					216.244.478
4.02	Materiales, suministros y mercancías	38.238.752					38.238.752
4.03	Servicios no personales	3.273.529					3.273.529
4.04	Activos reales	447.109					447.109
	TOTAL	**258.203.868**					**258.203.868**

PROYECTO: COD. N.E: 124927 COD. PPTO: 540111000 Consolidación de la gestión en salud ambiental, desde el ámbito nacional para el mejoramiento de las condiciones sanitario ambientales.

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total(12.420)

ASIGNACIÓN PRESUPUESTARIA: 38.692.285

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Consolidar la gestión en salud ambiental en la vigilancia de los factores de riesgo ambiental (físicos, químicos y biológicos), para promover espacios libres de riesgos ambientales que coadyuvan al mejoramiento de la calidad de vida de la población.

RESULTADO: Actuación sanitaria para dar respuestas oportunas, eficaces y eficientes en la vigilancia y control de los factores de riesgo de origen ambiental, e implementación de protocolos en el área de las enfermedades endémicas (Malaria, Chagas, Parasitosis intestinales y esquistosomosis), para el mejoramiento de la calidad de vida de la población venezolana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.191.163					2.191.163
4.02	Materiales, suministros y mercancías	16.245.831					16.245.831
4.03	Servicios no personales	7.026.915					7.026.915
4.04	Activos reales	13.228.376					13.228.376
	TOTAL	**38.692.285**					**38.692.285**

PROYECTO: COD. N.E: 124953 COD. PPTO: 540140000 Plan de mantenimiento preventivo y correctivo para la adecuación de los establecimientos de la red de atención ambulatoria, con la participación activa del Poder Popular.

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 2.065.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud, basado en la red integrada de salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico- tecnológico, talento humano de calidad, solidario internacionalmente y legitimado, a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Implementar un plan de mantenimiento preventivo y correctivo para la adecuación de las condiciones físicas de los establecimientos de la Red de Atención Ambulatoria, con la participación activa del Poder Popular.

RESULTADO: Establecimientos de la Red Ambulatoria con condiciones óptimas en su infraestructura para la atención adecuada de la población que acude a los servicios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	135.564					135.564
4.02	Materiales, suministros y mercancías	293.529					293.529
4.03	Servicios no personales	1.244.159					1.244.159
4.04	Activos reales	391.748					391.748
	TOTAL	**2.065.000**					**2.065.000**

PROYECTO: COD. N.E: 119474 COD. PPTO: 540141000 Reorganización de la red de establecimientos de atención ambulatoria en las áreas de salud integral comunitaria (ASIC) como parte estructural y funcional del sistema de salud.

UNIDAD DE MEDIDA: Área

CANTIDAD: Fem.(0) Mas.(0) Total(197)

ASIGNACIÓN PRESUPUESTARIA: 1.464.274

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Organizar las Áreas de Salud Integral Comunitaria (Asic) para la estructuración y articulación de la Red de Establecimientos de atención ambulatoria en todo el territorio nacional bajo el modelo de gestión participativa asegurando la atención integral a la población.

RESULTADO: Área de Salud Integral Comunitaria Organizada y Estructurada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	459.776					459.776
4.03	Servicios no personales	376.768					376.768
4.04	Activos reales	627.730					627.730
	TOTAL	**1.464.274**					**1.464.274**

PROYECTO: COD. N.E: 122897 COD. PPTO: 540195000 Fortalecimiento de la seguridad radiológica en salud.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(3.000)

ASIGNACIÓN PRESUPUESTARIA: 5.287.616

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Fortalecer el servicio de dosimetría personal y clínica en prácticas de tomografía, mamografía, intervencionismo, radioterapia y medicina nuclear en los centros de salud públicos del Sistema Público Nacional de Salud (Spns) en los 24 Estados del País.

RESULTADO: Servicio de dosimetría personal y clínica en prácticas de tomografía, mamografía, intervencionismo, radioterapia y medicina nuclear de los Centros de Salud públicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	819.159					819.159
4.02	Materiales, suministros y mercancías	813.733					813.733
4.03	Servicios no personales	1.516.978					1.516.978
4.04	Activos reales	2.137.746					2.137.746
	TOTAL	**5.287.616**					**5.287.616**

PROYECTO: COD. N.E: 124872 COD. PPTO: 540201000 Fortalecimiento de la gestión sanitario ambiental en el manejo adecuado de los desechos peligrosos generados en los establecimientos de salud.

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total(1.525)

ASIGNACIÓN PRESUPUESTARIA: 19.315.976

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Fortalecer la gestión sanitario ambiental de los desechos peligrosos generados en los establecimientos de salud haciendo cumplir las normativas sanitarias para alcanzar una gestión de los desechos peligrosos, eficiente, suficiente y oportuna.

RESULTADO: Actuación sanitaria para dar respuestas oportunas, eficaces y eficientes para fomentar y mejorar las condiciones de vida de la población venezolana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.326.409					2.326.409
4.02	Materiales, suministros y mercancías	7.475.065					7.475.065
4.03	Servicios no personales	2.939.736					2.939.736
4.04	Activos reales	6.574.766					6.574.766
	TOTAL	**19.315.976**					**19.315.976**

PROYECTO: COD. N.E: 125243 COD. PPTO: 540202000 Atención médica integral a la población del Distrito Capital a través de los establecimientos de salud de la red asistencial.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(3.770.547)

ASIGNACIÓN PRESUPUESTARIA: 1.553.427.660

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Atender a la población desasistida mediante el aumento de la cobertura, a través de la atención médica integral en los establecimientos de salud que componen la red asistencial del Distrito Capital.

RESULTADO: Atención médica integral, oportuna, y eficaz a la población del Distrito Capital, a través de las actividades del I, II y III nivel de atención médica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.433.427.660					1.433.427.660
4.02	Materiales, suministros y mercancías	88.336.000					88.336.000
4.03	Servicios no personales	24.081.144					24.081.144
4.04	Activos reales	7.582.856					7.582.856
	TOTAL	**1.553.427.660**					**1.553.427.660**

PROYECTO: COD. N.E: 125142 COD. PPTO: 540203000 Atención médica integral en los servicios que componen la red del Sistema Público Nacional de Salud a la población del Estado Amazonas.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(367.577)

ASIGNACIÓN PRESUPUESTARIA: 104.808.540

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Incrementar la cobertura de atención médica integral en los servicios de la red asistencial para beneficiar a la población del Estado Amazonas.

RESULTADO: Paciente atendido integralmente de manera oportuna y eficiente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	79.254.467					79.254.467
4.02	Materiales, suministros y mercancías	18.724.448					18.724.448
4.03	Servicios no personales	4.170.057					4.170.057
4.04	Activos reales	2.659.568					2.659.568
	TOTAL	**104.808.540**					**104.808.540**

PROYECTO: COD. N.E: 124917 COD. PPTO: 540204000 Promoción de la salud y prevención de enfermedades crónicas no transmisibles (ECNT) en la población venezolana.

UNIDAD DE MEDIDA: Actuación.

CANTIDAD: Fem.(0) Mas.(0) Total(41)

ASIGNACIÓN PRESUPUESTARIA: 10.970.188

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del poder popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Impulsar la promoción de la salud, prevención de enfermedades, diagnóstico precoz y la atención integral a los pacientes, a fin de reducir la tasa de morbimortalidad por enfermedades crónicas no transmisibles (Ecnt).

RESULTADO: Actuaciones de promoción y pesquisas implementadas a personas con factores de riesgos y afectadas por enfermedades crónicas no transmisibles (Ecnt).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.049.976					7.049.976
4.03	Servicios no personales	3.365.231					3.365.231
4.04	Activos reales	554.981					554.981
	TOTAL	**10.970.188**					**10.970.188**

PROYECTO: COD. N.E: 125277 COD. PPTO: 540205000 Atención médica integral a través de la red de salud a la población del Estado Portuguesa.

UNIDAD DE MEDIDA: Consulta

CANTIDAD: Fem.(0) Mas.(0) Total(2.960.071)

ASIGNACIÓN PRESUPUESTARIA: 302.784.373

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Garantizar, promocionar, preservar, defender y restituir la calidad de vida a la población del Estado Portuguesa.

RESULTADO: Atención médica integral, eficaz y oportuna a la población a través del incremento de las consultas en la red de servicios de salud del Estado Portuguesa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	276.337.283					276.337.283
4.02	Materiales, suministros y mercancías	18.909.277					18.909.277
4.03	Servicios no personales	5.544.101					5.544.101
4.04	Activos reales	1.993.712					1.993.712
	TOTAL	**302.784.373**					**302.784.373**

PROYECTO: COD. N.E: 125085 COD. PPTO: 540206000 Implementación y seguimiento del esquema ampliado de inmunizaciones en el País.

UNIDAD DE MEDIDA: Dosis

CANTIDAD: Fem.(0) Mas.(0) Total(21.379.557)

ASIGNACIÓN PRESUPUESTARIA: 230.933.637

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Reducir la incidencia de la morbimortalidad por las enfermedades prevenibles por vacunación, como la tosferina, tétanos, meningitis y neumonías bacterianas por haemophilus influenza de tipo B, Hepatitis B, tuberculosis, diarreas producidas por rotavirus, influenza estacional, neumonías y meningitis por neumococo, parotiditis y mantener la eliminación de poliomielitis, difteria, sarampión, rubéola y Síndrome de Rubéola Congénita (SRC).

RESULTADO: Inmunización de grupos poblacionales susceptibles de enfermedades prevenibles por vacunación, con la aplicación de 21.379.557 dosis de vacunas, que forman parte del Esquema Nacional de Inmunizaciones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	37.297.783					37.297.783
4.02	Materiales, suministros y mercancías	190.100.700					190.100.700
4.03	Servicios no personales	2.994.471					2.994.471
4.04	Activos reales	540.683					540.683
	TOTAL	**230.933.637**					**230.933.637**

PROYECTO: COD. N.E: 124922 COD. PPTO: 540207000 Prevención y control de enfermedades infecciosas a través de la implementación de las capacidades básicas de Eventos de Salud Pública de Importancia Nacional (Espin) e Internacional (Espii), en el marco del Reglamento Sanitario Internacional en los puntos de entradas internacionales.

UNIDAD DE MEDIDA: Puesto

CANTIDAD: Fem.(0) Mas.(0) Total(12)

ASIGNACIÓN PRESUPUESTARIA: 2.322.554

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario Internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Prevenir y/o controlar la propagación de enfermedades infecciosas a través del fortalecimiento de la investigación, comunicación e intervención de Eventos de Salud Pública de Importancia Nacional (Espin) e Internacional (Espii), en el marco del Reglamento Sanitario Internacional en los puntos de entradas al país, para garantizar el derecho a la salud de la población en general.

RESULTADO: Sistema de alertas en los puntos de entrada al país, con capacidades básicas instrumentadas e implementadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	748.432					748.432
4.02	Materiales, suministros y mercancías	313.690					313.690
4.03	Servicios no personales	665.492					665.492
4.04	Activos reales	594.940					594.940
	TOTAL	**2.322.554**					**2.322.554**

PROYECTO: COD. N E: 1[illegible] [illegible]O: 540208000 Consolidación del sistema de vigilancia de enfermedades prevenibles por vacunas y eventos de salud pública (ofi[illegible] [illegible]corpionicos, arácnicos y rabia humana) a Nivel Nacional.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(1.501)

ASIGNACIÓN PRESUPUESTARIA: 269.859

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico-tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Garantizar la vigilancia específica de los eventos y enfermedades prevenibles por vacunas, evaluando de manera adecuada, sistemática y oportuna la calidad de los datos e investigaciones que permitan medir el impacto en el área de inmunizaciones de la población venezolana.

RESULTADO: Reducción de la morbilidad, mortalidad y eliminación de las enfermedades, desarrollo del conocimiento técnico y humano. Además de, generar información oportuna para el diseño de Políticas Públicas en Salud sobre el Programa Ampliado de Inmunizaciones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	61.727					61.727
4.03	Servicios no personales	135.932					135.932
4.04	Activos reales	72.200					72.200
	TOTAL	**269.859**					**269.859**

PROYECTO: COD. N.E: 125136 COD. PPTO: 540209000 Fortalecimiento de los centros hospitalarios del Ministerio del Poder Popular para la Salud.

UNIDAD DE MEDIDA: Centro

CANTIDAD: Fem.(0) Mas.(0) Total(240)

ASIGNACIÓN PRESUPUESTARIA: 750.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud, basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Dotar de insumos, equipos médicos, recursos financieros y realizar el mantenimiento oportuno de los equipos, para el adecuado funcionamiento de los hospitales del Ministerio del Poder Popular para la Salud, realizando los procesos administrativos correspondientes, para garantizar la atención oportuna y de calidad a todos los pacientes que acuden a la red de servicios.

RESULTADO: Hospitales dotados con insumos, equipos y mantenimiento adecuado, para la atención oportuna y de calidad a los pacientes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	594.495.000					594.495.000
4.03	Servicios no personales	112.515.000					112.515.000
4.04	Activos reales	42.990.000					42.990.000
	TOTAL	**750.000.000**					**750.000.000**

PROYECTO: COD. N.E: 125014 COD. PPTO: 540210000 Dotación, equipamiento y mantenimiento a servicios especializados de alto costo

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(105)

ASIGNACIÓN PRESUPUESTARIA: 636.117.143

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud, basado en la Red integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Dotar a servicios especializados, para atender de manera oportuna, con calidad en condiciones de equidad a usuarios de la red hospitalaria del país que presenten patologías, que por su naturaleza lo ameriten, mediante la compra y distribución de insumos y equipos de alto costo así como la contratación del mantenimiento.

RESULTADO: Servicios de alta complejidad dotados de insumos, medicamentos, material médico quirúrgico, equipos de alta tecnología y el mantenimiento de los mismos, para atender pacientes en la red de hospitales del Ministerio del Poder Popular para la Salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	541.175.743					541.175.743
4.03	Servicios no personales	94.941.400					94.941.400
	TOTAL	**636.117.143**					**636.117.143**

PROYECTO:	COD. N.E: 124924 COD. PPTO: 540211000 Implementación de los análisis de la situación de salud y la vigilancia epidemiológica en la toma de decisiones y la planificación en el Sistema Público Nacional de Salud.
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	Fem.(0) Mas.(0) Total(982)
ASIGNACIÓN PRESUPUESTARIA:	5.157.553
OBJETIVO HISTÓRICO:	II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario Internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.
OBJETIVOS ESPECÍFICOS:	Impulsar el uso sistemático de los análisis de situación de salud, como herramienta técnica, en la toma de decisiones y la planificación en el Sistema Público Nacional de Salud.
RESULTADO:	Información estadística confiable y actualizada, para la toma de decisiones en la planificación del sector y generación de estadísticas vitales oportunas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.606.178					2.606.178
4.02	Materiales, suministros y mercancías	1.269.634					1.269.634
4.03	Servicios no personales	844.296					844.296
4.04	Activos reales	437.445					437.445
	TOTAL	**5.157.553**					**5.157.553**

PROYECTO:	COD. N.E: 125065 COD. PPTO: 540212000 Consolidación de un sistema de información y estadísticas en salud colectiva para el Ministerio del Poder Popular para la Salud.
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total(161)
ASIGNACIÓN PRESUPUESTARIA:	9.495.389
OBJETIVO HISTÓRICO:	II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario Internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.
OBJETIVOS ESPECÍFICOS:	Consolidar la información en salud oportuna y confiable sobre las condiciones de vida de la población venezolana, a través de la información que los establecimientos en salud reportan al Sistema de Información en Salud, con el fin de realizar seguimiento, monitoreo, evaluación y diseño de las políticas públicas de salud.
RESULTADO:	Informes técnicos con datos Epidemiológicos oportunos y confiables a través de un Sistema de Información en proceso de consolidación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.712.446					1.712.446
4.02	Materiales, suministros y mercancías	479.751					479.751
4.03	Servicios no personales	3.580.762					3.580.762
4.04	Activos reales	3.722.430					3.722.430
	TOTAL	**9.495.389**					**9.495.389**

PROYECTO: COD. N.E: 124909 COD. PPTO: 540213000 Implementación de un sistema integral para la logística en gestión de suministros de los insumos esenciales y equipos básicos en la red de atención ambulatoria, impulsando la participación popular organizada con enfoque de uso racional.

UNIDAD DE MEDIDA: Entidad

CANTIDAD: Fem.(0) Mas.(0) Total(11)

ASIGNACIÓN PRESUPUESTARIA: 42.649.405

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud, basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Dotación de insumos esenciales y equipos básicos en los establecimientos de Salud de la Red Ambulatoria en las Direcciones Regionales de Salud, a través de la implementación de un nuevo modelo integral en la logística de gestión de suministro de insumos esenciales y equipos básicos, a fin de establecer una dotación en correspondencia con las necesidades reales de los centros.

RESULTADO: Sistema integral para la logística en gestión de suministro, organizado y facilitando el acceso oportuno (uso racional) de los insumos esenciales y equipos básicos asegurando la dotación oportuna, en procura de la calidad de vida de la población venezolana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	432.928					432.928
4.02	Materiales, suministros y mercancías	35.541.529					35.541.529
4.03	Servicios no personales	3.387.708					3.387.708
4.04	Activos reales	3.287.240					3.287.240
	TOTAL	**42.649.405**					**42.649.405**

PROYECTO: COD. N.E: 124920 COD. PPTO: 540214000 Fortalecimiento del fondo de abastecimiento de insumos esenciales para la salud, con un plan de uso racional a Nivel Nacional.

UNIDAD DE MEDIDA: Fondo

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 40.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario Internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Fortalecer el fondo de abastecimiento de insumos esenciales para la salud, con un plan de uso racional, a fin de que contribuya con el acceso oportuno a éstos, dentro del Sistema Público Nacional de Salud, a cerca del 85% de la población venezolana.

RESULTADO: Fondo de Abastecimiento de insumos esenciales para la salud fortalecido, reduciendo las brechas y fallas de insumos en el Sistema Público Nacional de Salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	39.425.988					39.425.988
4.03	Servicios no personales	574.012					574.012
	TOTAL	**40.000.000**					**40.000.000**

PROYECTO: COD. N.E: 124948 COD. PPTO: 540215000 Fortalecimiento de los servicios regionales que atienden pacientes con: VIH/Sida/ITS, Enfermedades respiratorias Tuberculosis (TBC), asma, Enfermedades Pulmonares Obstructivas Crónicas (Epoc), Hepatitis y bancos de sangre.

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total(675.588)

ASIGNACIÓN PRESUPUESTARIA: 598.752.120

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Fortalecer los servicios regionales de atención a personas con VIH/SIDA/ ITS, enfermedades respiratorias, tuberculosis, asma, enfermedades pulmonares obstructivas crónicas, bancos de sangre, a través de la dotación de insumos, equipos, medicamentos para controlar o eliminar la enfermedad transmisible y empoderar a la comunidad del conocimiento adecuado y necesario sobre la materia.

RESULTADO: Personas beneficiadas a través de bancos de sangre y servicios regionales para la atención del VIH/Sida/ITS, enfermedades respiratorias, TBC, asma y Epoc, en condiciones óptimas de funcionamiento.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.232.931					1.232.931
4.02	Materiales, suministros y mercancías	567.256.723					567.256.723
4.03	Servicios no personales	29.964.822					29.964.822
4.04	Activos reales	297.644					297.644
	TOTAL	**598.752.120**					**598.752.120**

PROYECTO: COD. N.E: 125198 COD. PPTO: 540216000 Promoción de la salud integral y estilos de vida saludable durante el ciclo vital.

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total(379)

ASIGNACIÓN PRESUPUESTARIA: 30.159.218

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Promover una vida saludable, a través de programas dirigidos a las etapas del ciclo de vida, con enfoque de riesgo, de género, de atención integral, interdisciplinaria, con criterio de igualdad, de acuerdo a determinantes sociales, culturales y geográficos de la población para disminuir la carga de enfermedad de la población venezolana.

RESULTADO: Personas con estilos de vida saludable, haciendo énfasis en el ejercicio de sus derechos sexuales y reproductivos de manera sana, responsable y placentera; practicando la lactancia materna, así como hábitos de alimentación saludable y una vida activa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	19.295.530					19.295.530
4.03	Servicios no personales	7.747.765					7.747.765
4.04	Activos reales	3.115.923					3.115.923
	TOTAL	**30.159.218**					**30.159.218**

PROYECTO: COD. N.E: 125174 COD. PPTO: 540217000 Fortalecimiento de los servicios de atención materna de la red ambulatoria especializada, haciendo énfasis en la atención de salud integral.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(31)

ASIGNACIÓN PRESUPUESTARIA: 14.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud, basado en la Red Integrada de Salud con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Fortalecer los servicios de atención materna en las entidades federales mediante la adecuación y acondicionamiento óptimo, que garantice la atención integral de la embarazada, a los fines de reducir la mortalidad materna.

RESULTADO: Fortalecimiento de servicios de atención materna de la red ambulatoria especializada ubicados en 14 Estados y brindar atención óptima a las mujeres embarazadas que acuden a estos servicios para la disminución de la mortalidad materna.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	3.439.949					3.439.949
4.04	Activos reales	10.560.051					10.560.051
	TOTAL	**14.000.000**					**14.000.000**

PROYECTO: COD. N.E: 124988 COD. PPTO: 540218000 Promoción de condiciones y estilos de vida saludable para la prevención del cáncer en la población venezolana y atención integral oncológica.

UNIDAD DE MEDIDA: Establecimiento

CANTIDAD: Fem.(0) Mas.(0) Total(70)

ASIGNACIÓN PRESUPUESTARIA: 30.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Garantizar la atención integral oncológica mediante la formulación de estrategias con especial énfasis en la promoción de la calidad, condiciones y estilos de vida saludable, la prevención y el diagnóstico precoz, a fin de contribuir a la suprema felicidad social de nuestra población, con participación protagónica y corresponsabilidad de la familia y la comunidad.

RESULTADO: Establecimientos de salud destinados a la pesquisa, el diagnóstico precoz, tratamiento y paliación funcionando adecuadamente y atendiendo eficientemente a la población sana, con riesgo, con enfermedad y/o con algún grado de discapacidad por cáncer.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	400.000					400.000
4.02	Materiales, suministros y mercancías	11.939.000					11.939.000
4.03	Servicios no personales	13.930.000					13.930.000
4.04	Activos reales	3.731.000					3.731.000
	TOTAL	**30.000.000**					**30.000.000**

PROYECTO: COD. N.E: 125048 COD. PPTO: 540219000 Fortalecimiento de la Red de bancos de leche humana y los lactarios institucionales.

UNIDAD DE MEDIDA: Servicio.

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 8.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Fortalecer la red de bancos de leche humana y lactarios institucionales, a través de la consejería en lactancia materna, extracción, procesamiento y distribución de leche humana para disminuir la morbimortalidad neonatal.

RESULTADO: Red de Bancos de Leche Humana y Lactarios Institucionales del país atendidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.063.162					1.063.162
4.03	Servicios no personales	1.189.357					1.189.357
4.04	Activos reales	5.747.481					5.747.481
	TOTAL	**8.000.000**					**8.000.000**

PROYECTO: COD. N.E: 124896 COD. PPTO: 540220000 Participación Protagónica del Poder Popular en la Salud.

UNIDAD DE MEDIDA: Coordinación

CANTIDAD: Fem.(0) Mas.(0) Total(24)

ASIGNACIÓN PRESUPUESTARIA: 531.392

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de salud, basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Consolidar la participación protagónica, a través de la articulación de las Coordinaciones Estadales para la participación en salud y de las Instancias del Poder Popular, impulsando la participación del Sistema de Agregación Comunal en el Sistema Público Nacional de Salud, para garantizar el derecho a la salud y la promoción social del vivir bien.

RESULTADO: Articulación y fortalecimiento de Coordinaciones Estadales para la participación en salud responsable de impulsar la participación ciudadana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	133.392					133.392
4.02	Materiales, suministros y mercancías	246.400					246.400
4.03	Servicios no personales	151.600					151.600
	TOTAL	**531.392**					**531.392**

PROYECTO: COD. N.E: 124934 COD. PPTO: 540221000 Humanización de la atención en salud mental para la paz y la vida sana.

UNIDAD DE MEDIDA: Centro de salud

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 90.077.198

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Humanizar el trato y la atención integral a las personas con diagnóstico de enfermedad mental o afectadas por situaciones de violencia y accidentes de todo tipo, mediante la formulación de estrategias de promoción de la calidad, modos y estilos de vida saludable, a fin de contribuir a la suprema felicidad social de nuestra población.

RESULTADO: Hospitales psiquiátricos transformados en Centros de Atención Psicosocial, a fin de implementar las nuevas políticas públicas en la salud mental y la vida plena, a través de la convivencia sana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	17.668.555					17.668.555
4.03	Servicios no personales	71.866.643					71.866.643
4.04	Activos reales	542.000					542.000
	TOTAL	**90.077.198**					**90.077.198**

PROYECTO: COD. N.E: 124936 COD. PPTO: 540222000 Fortalecimiento e incorporación de agentes comunitarios en atención primaria de salud en los Ambulatorios Rurales Tipo I (ARI) ubicados en comunidades indígenas y rurales dispersas en Venezuela.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(120) Mas.(120) Total(240)

ASIGNACIÓN PRESUPUESTARIA: 2.000.405

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evolución del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Supervisar a los Agentes Comunitarios de Atención Primaria de Salud (Acaps) en los Ambulatorios Rurales Tipo I (ARI) reforzando las estrategias de promoción de salud y prevención de enfermedades empleadas, de acuerdo al perfil epidemiológico de la población.

RESULTADO: Acaps fortalecidos e incorporados en los Ambulatorios Rurales Tipo I de las comunidades rurales dispersas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	724.520					724.520
4.02	Materiales, suministros y mercancías	455.000					455.000
4.03	Servicios no personales	520.885					520.885
4.04	Activos reales	300.000					300.000
	TOTAL	**2.000.405**					**2.000.405**

PROYECTO: COD. N.E: 125125 COD. PPTO: 540223000 Formación, investigación y desarrollo del conocimiento técnico, tecnológico y humano en salud, orientado a la consolidación del Sistema Público Nacional de Salud.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(266) Mas.(266) Total(532)

ASIGNACIÓN PRESUPUESTARIA: 36.518.129

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario Internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud

OBJETIVOS ESPECÍFICOS: Favorecer la culminación de la formación técnica, tecnológica, ética y humana en salud y el desarrollo de investigaciones orientadas a la calidad de atención y consolidación del Sistema Público Nacional de Salud.

RESULTADO: Becarios de pre y postgrado graduados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.698.468					1.698.468
4.02	Materiales, suministros y mercancías	161.805					161.805
4.03	Servicios no personales	444.998					444.998
4.04	Activos reales	619.720					619.720
4.07	Transferencias y donaciones	33.593.138					33.593.138
	TOTAL	**36.518.129**					**36.518.129**

PROYECTO: COD. N.E: 125066 COD. PPTO: 540224000 Evaluación y fortalecimiento de los servicios de apoyo diagnóstico de Laboratorio, en los establecimientos de las redes de atención ambulatoria de salud.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(30)

ASIGNACIÓN PRESUPUESTARIA: 14.649.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud, basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Evaluar los servicios de laboratorio de los establecimientos de la red de atención ambulatoria para el fortalecimiento del modelo de atención integral de manera coordinada y articulada con los organismos y entes involucrados, a nivel nacional y estadal.

RESULTADO: Servicios de apoyo de Laboratorio, de los establecimientos de salud de la red ambulatoria, diagnosticados para el fortalecimiento de la atención integral y calidad en la atención.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	19.410					19.410
4.02	Materiales, suministros y mercancías	4.116.209					4.116.209
4.03	Servicios no personales	9.780.491					9.780.491
4.04	Activos reales	732.890					732.890
	TOTAL	**14.649.000**					**14.649.000**

PROYECTO: COD. N.E: 124887 COD. PPTO: 540225000 Consolidación de la Red de Centros Especializados para el fortalecimiento de la Atención en Salud.

UNIDAD DE MEDIDA: Centro

CANTIDAD: Fem.(0) Mas.(0) Total(244)

ASIGNACIÓN PRESUPUESTARIA: 13.615.644

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud, basado en la red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Consolidar los centros de la red ambulatoria especializada, a fin de garantizar el derecho a la Salud de la población venezolana.

RESULTADO: Centros especializados a nivel nacional, en adecuadas condiciones de operatividad, dirigidas bajo estrategias administrativas, organizativas, control y de políticas definidas por el Ministerio del Poder Popular para la Salud con respuestas oportunas, suficientes y eficientes a toda la población que demanda del servicio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.357.384					1.357.384
4.03	Servicios no personales	12.258.260					12.258.260
	TOTAL	**13.615.644**					**13.615.644**

PROYECTO: COD. N.E: 125121 COD. PPTO: 540226000 Integración y articulación de sistemas de información para la Red Integrada de Salud.

UNIDAD DE MEDIDA: Red

CANTIDAD: Fem.(0) Mas.(0) Total(24)

ASIGNACIÓN PRESUPUESTARIA: 1.574.163

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado, a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Desarrollar un sistema único de información y comunicación automatizado, a través de la creación de un servicio web, para la Red Integrada de Salud, como base para la vigilancia de salud, monitoreo, evaluación estratégica y operativa de la gestión, coherente con el modelo de atención y de gestión del Sistema Público Nacional de Salud.

RESULTADO: Disponibilidad de un sistema único de información debidamente Integrado a la Red integrada de Salud del Sistema Público Nacional de Salud (Spns).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	92.259					92.259
4.03	Servicios no personales	703.894					703.894
4.04	Activos reales	778.010					778.010
	TOTAL	**1.574.163**					**1.574.163**

PROYECTO: COD. N.E: 124898 COD. PPTO: 540227000 Fortalecimiento de los protocolos y normas para la optimización de los servicios y la atención en salud de los establecimientos de la red ambulatoria.

UNIDAD DE MEDIDA: Norma

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 1.500.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud, basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Contextualizar los protocolos y normas para la optimización de los servicios y la atención en salud en los establecimientos de la Red de salud comunal y ambulatoria y sus centros especializados, bajo un modelo de atención integral y un modo de gestión participativo.

RESULTADO: Establecimiento de la Red de Salud Comunal y Ambulatoria con protocolos y normas ejecutándose en función del modelo de atención integral con enfoque de derecho, género, etnia, equidad y territorialidad, en todas las etapas del ciclo de vida.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	161.000					161.000
4.02	Materiales, suministros y mercancías	379.803					379.803
4.03	Servicios no personales	900.083					900.083
4.04	Activos reales	59.114					59.114
	TOTAL	**1.500.000**					**1.500.000**

PROYECTO: COD. N.E: 125147 COD. PPTO: 540228000 Ampliación de la cobertura de atención y promoción en salud intercultural para el vivir bien de los pueblos indígenas.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(37)

ASIGNACIÓN PRESUPUESTARIA: 5.187.320

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Ampliar la atención y promoción de la salud a través de la expansión de los servicios con pertinencia intercultural del Sistema Público Nacional de Salud, a fin de cerrar brechas de inequidades sociales existente en la población indígena.

RESULTADO: Servicios de salud con pertinencia intercultural en el Sistema Público Nacional de Salud (Spns).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.068.295					1.068.295
4.02	Materiales, suministros y mercancías	1.373.679					1.373.679
4.03	Servicios no personales	802.481					802.481
4.04	Activos reales	704.465					704.465
4.07	Transferencias y donaciones	1.238.400					1.238.400
	TOTAL	**5.187.320**					**5.187.320**

PROYECTO: COD. N.E: 124905 COD. PPTO: 540229000 Telesalud para el fortalecimiento de la atención integral en salud en los establecimientos de la red de atención ambulatoria.

UNIDAD DE MEDIDA: Establecimiento

CANTIDAD: Fem.(0) Mas.(0) Total(300)

ASIGNACIÓN PRESUPUESTARIA: 30.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el Sistema Público Nacional de Salud basado en la Red Integrada de Salud, con rectoría única, financiamiento garantizado, desarrollo soberano científico tecnológico, talento humano de calidad, solidario internacionalmente y legitimado a través de la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud.

OBJETIVOS ESPECÍFICOS: Instaurar en todo el territorio nacional la Telesalud para el fortalecimiento de la atención integral en salud en los establecimientos de la red de atención ambulatoria.

RESULTADO: Establecimientos de salud equipados con las tecnologías de información y comunicación que permitan la instauración de Telesalud en el territorio nacional, con el fin de aumentar la capacidad resolutiva en salud con altos niveles de calidad para el buen vivir de la población venezolana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	731.174					731.174
4.02	Materiales, suministros y mercancías	805.808					805.808
4.03	Servicios no personales	12.582.090					12.582.090
4.04	Activos reales	15.880.928					15.880.928
	TOTAL	**30.000.000**					**30.000.000**

PROYECTO: COD. N.E: COD. PPTO: 549998000 Transferencias de Competencias a los Estados Descentralizados.

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(6.825.999.095)

ASIGNACIÓN PRESUPUESTARIA: 6.825.999.095

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los Recursos Financieros para Asegurar la Ejecución de los Proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los Estados Descentralizados los Recursos Financieros para la Ejecución de los Proyectos.

RESULTADO: 6.825.999.095

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.825.999.095					6.825.999.095
	TOTAL	**6.825.999.095**					**6.825.999.095**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.825.999.095					6.825.999.095
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.825.999.095					6.825.999.095
4.07.01.03.00	Transferencias corrientes internas al sector público	6.825.999.095					6.825.999.095
4.07.01.03.10	Transferencias corrientes al Poder Estadal	6.825.999.095					6.825.999.095
	- E5200 Estado Anzoátegui	470.228.022					470.228.022
	- E5300 Estado Apure	345.748.866					345.748.866
	- E5400 Estado Aragua	700.851.811					700.851.811
	- E5600 Estado Bolívar	448.780.321					448.780.321
	- E5700 Estado Carabobo	645.994.745					645.994.745
	- E6000 Estado Falcón	269.616.287					269.616.287
	- E6200 Estado Lara	489.906.229					489.906.229
	- E6300 Estado Mérida	359.792.906					359.792.906
	- E6500 Estado Monagas	298.253.154					298.253.154
	- E6600 Estado Nueva Esparta	189.917.923					189.917.923
	- E6800 Estado Sucre	473.660.635					473.660.635
	- E6900 Estado Táchira	500.119.793					500.119.793
	- E7000 Estado Trujillo	417.346.716					417.346.716
	- E7100 Estado Yaracuy	277.399.140					277.399.140
	- E7200 Estado Zulia	938.382.547					938.382.547

PROYECTO: COD. N.E: COD. PPTO: 549999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(5.518.153.155)

ASIGNACIÓN PRESUPUESTARIA: 5.518.153.155

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los Recursos Financieros para Asegurar la Ejecución de los Proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los Entes Descentralizados los Recursos Financieros para la Ejecución de los Proyectos.

RESULTADO: 5.518.153.155

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.518.153.155					5.518.153.155
	TOTAL	**5.518.153.155**					**5.518.153.155**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.518.153.155					5.518.153.155
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.518.153.155					5.518.153.155
4.07.01.03.00	Transferencias corrientes internas al sector público	5.518.153.155					5.518.153.155
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.844.327.556					4.844.327.556
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	926.898.796					926.898.796
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	227.478.033					227.478.033
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	122.273.497					122.273.497
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	704.927.031					704.927.031
	- A0181 Servicio Autónomo Instituto de Biomedicina Dr. Jacinto Convit	25.935.403					25.935.403
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"	100.640.224					100.640.224
	- A0446 Fundación Misión Barrio Adentro	2.281.935.209					2.281.935.209
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	173.594.061					173.594.061
	- A0557 Fundación Venezolana de Donaciones y Trasplantes de Órganos, Tejidos y Células (FUNDAVENE)	69.380.417					69.380.417
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)	5.559.683					5.559.683

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	166.817.830					166.817.830
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	2.902.814					2.902.814
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	35.984.558					35.984.558
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	673.825.599					673.825.599
	- A0543 Corporación Nacional de Insumos para la Salud, S.A. (CONSALUD)	298.796.276					298.796.276
	- A0560 Empresa Socialista para la Producción de Medicamentos Biológicos, C.A. (ESPROMED BIO)	375.029.323					375.029.323

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.359.147.179					12.359.147.179
4.03	Servicios no personales	63.103.506					63.103.506
	TOTAL	12.422.250.685					12.422.250.685

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	802.194.953					802.194.953
4.03	Servicios no personales	350.705.946					350.705.946
4.04	Activos reales	68.497.157					68.497.157
4.07	Transferencias y donaciones	5.233.314.871					5.233.314.871
4.11	Disminución de pasivos	115.491.906					115.491.906
	TOTAL	6.570.204.833					6.570.204.833

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.206.498.593					5.206.498.593
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.206.498.593					5.206.498.593
4.07.01.03.00	Transferencias corrientes internas al sector público	5.206.498.593					5.206.498.593
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.078.570.223					2.078.570.223
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	397.242.341					397.242.341
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	97.490.586					97.490.586
	- A0093 Universidad Central de Venezuela (UCV)	577.100					577.100
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	52.402.927					52.402.927
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	302.111.585					302.111.585
	- A0181 Servicio Autónomo Instituto de Biomedicina Dr. Jacinto Convit	17.290.269					17.290.269
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"	43.131.525					43.131.525
	- A0446 Fundación Misión Barrio Adentro	977.972.233					977.972.233
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	77.019.274					77.019.274
	- A0557 Fundación Venezolana de Donaciones y Trasplantes de Órganos, Tejidos y Células (FUNDAVENE)	29.734.464					29.734.464

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)	2.382.722					2.382.722
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	71.493.355					71.493.355
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	725.703					725.703
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	8.996.139					8.996.139
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	288.782.399					288.782.399
	- A0543 Corporación Nacional de Insumos para la Salud, S.A. (CONSALUD)	128.055.546					128.055.546
	- A0560 Empresa Socialista para la Producción de Medicamentos Biológicos, C.A. (ESPROMED BIO)	160.726.853					160.726.853
4.07.01.03.10	Transferencias corrientes al Poder Estadal	2.828.151.869					2.828.151.869
	- E5200 Estado Anzoátegui	232.509.763					232.509.763
	- E5300 Estado Apure	169.587.270					169.587.270
	- E5400 Estado Aragua	336.166.581					336.166.581
	- E5600 Estado Bolívar	225.184.537					225.184.537
	- E5700 Estado Carabobo	151.012.009					151.012.009

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6000 Estado Falcón	134.699.315					134.699.315
	- E6200 Estado Lara	232.222.886					232.222.886
	- E6300 Estado Mérida	178.584.417					178.584.417
	- E6500 Estado Monagas	143.241.315					143.241.315
	- E6600 Estado Nueva Esparta	84.571.093					84.571.093
	- E6800 Estado Sucre	99.001.440					99.001.440
	- E6900 Estado Táchira	127.864.530					127.864.530
	- E7000 Estado Trujillo	228.568.894					228.568.894
	- E7100 Estado Yaracuy	111.118.390					111.118.390
	- E7200 Estado Zulia	373.819.429					373.819.429
4.07.01.03.11	Transferencias corrientes al Poder Municipal	10.994.102					10.994.102
	- E6419 Municipio Sucre	10.994.102					10.994.102

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	15.246.678					15.246.678
4.07.01.00.00	Transferencias y donaciones corrientes internas	15.246.678					15.246.678
4.07.01.01.00	Transferencias corrientes internas al sector privado	15.246.678					15.246.678
4.07.01.01.70	Subsidios educacionales al sector privado	200.000					200.000
	- S0374 Escuela de Salud Pública.	100.000					100.000
	- S1108 Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	100.000					100.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	14.826.678					14.826.678
	- S0059 Fundación Hogar San José de la Montaña.	100.000					100.000
	- S0138 Asociación Venezolana para una Educación Sexual Alternativa (AVESA)	268.000					268.000
	- S0217 Centro de Orientación Familiar (COSFAM).	50.000					50.000
	- S0485 Federación Venezolana de Instituciones de Ciegos (FEVIC).	60.000					60.000
	- S0506 Fundación Alzheimer de Venezuela.	104.878					104.878
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	103.800					103.800
	- S0735 Hogar Clínica San Rafael	1.000.000					1.000.000
	- S0747 Hogares Crea de Venezuela	50.000					50.000
	- S0959 Subsidios Eventuales Diversos	2.000.000					2.000.000
	- S1209 Fundación Centegrupo	120.000					120.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1552 Fundación Hospital de Especialidades Pediátricas Estado Zulia	10.000.000					10.000.000
	- S1553 Banco de Sillas de Ruedas BANDESIR - Estado Zulia	70.000					70.000
	- S1819 Fundación de Amigos del Niño con Cáncer - Zulia	700.000					700.000
	- S1823 SUMEDLARA - Suministros de Medicamentos - Quimioterapias - Niños y Adultos con Cáncer, Barquisimeto, Estado Lara	100.000					100.000
	- S1887 Fundación para el Trasplante de Médula Ósea S.C.	100.000					100.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	20.000					20.000
	- S0105 Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ)	10.000					10.000
	- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela (AENJUVE)	10.000					10.000
4.07.01.01.78	Subsidios científicos al sector privado	200.000					200.000
	- S1895 Fundación Huntington de Venezuela (Mal de San Vito)	200.000					200.000

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	684.512.475					684.512.475
	TOTAL	**684.512.475**					**684.512.475**

57

Ministerio del Poder Popular para las Comunas y los Movimientos Sociales

MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y LOS MOVIMIENTOS SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para las Comunas y los Movimientos Sociales juega un papel importante en la articulación y conformación de la Comuna, como estrategia ofensiva revolucionaria para la liberación del país de la pobreza material y espiritual con la finalidad de fundar las bases de la participación cogestionaría y autogestionaria de los ciudadanos y ciudadanas y lograr el Estado Comunal encaminado hacia la Patria Nueva.

Por ello, en el marco de las líneas Generales del Plan de la Patria, Proyecto Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y del Plan Operativo Anual Nacional (POAN), como órgano rector de las políticas públicas relacionadas con la promoción y fortalecimiento de los mecanismos institucionales que privilegien la formación comunal, participación popular, economía comunal y comunas y movimientos sociales, orientado a fortalecer al Estado Socialista, participativo, transformador de las fuerzas sociales y sobre todo humanista, como formas de organización social expresada en autogobiernos y caracterizada por la cogestión, orientará sus esfuerzos en el ejercicio fiscal 2015, hacia la implementación de políticas resultante de la gestión de gobierno de calle, priorizando el contacto directo entre los miembros del Gabinete Ejecutivo, Gobernadores, Alcaldes Bolivarianos con las organizaciones comunales y los vecinos, con el fin de dar respuesta efectiva a los problemas de diversa índole que afectan al colectivo tales como salud, educación, vivienda, poder popular e inseguridad.

En este sentido, busca impulsar la participación de los sectores excluidos de la población venezolana a la actividad productiva a nivel nacional, apuntalando de esta manera la conformación del Estado socialista y participativo que procura la construcción de una sociedad justa y equitativa, mediante la articulación entre las organizaciones comunales, capaces de satisfacer las necesidades locales de la población con el apoyo del Estado Socialista, llevando a cabo los siguientes proyectos:

- Consolidación de las diferentes formas y expresiones de organización del Poder Popular en las Comunas, año 2015.
- Consolidación de Comunas a nivel nacional para la construcción del Gobierno Comunal.
- Fortalecimiento de las potencialidades de los Movimientos Sociales.
- Formación y capacitación para las vocerías y líderes comunitarios del Poder Popular.
- Fortalecimiento de las organizaciones socioproductivas mediante las nuevas relaciones sociales de producción en el marco Sistema Económico Comunal.
- Fortalecer las diferentes organizaciones del poder popular, mediante el desarrollo de proyectos productivos e innovadores en el marco del Sistema Económico Comunal.
- Fortalecimiento del sistema Económico Comunal, mediante el aporte de recursos financieros y no financieros a las organizaciones del poder popular en articulación con otros organismos en el marco de las Misiones, Grandes Misiones y Micromisiones socialistas.

- Creación de la Radio Comunas FM del Ministerio del Poder Popular Para las Comunas y los Movimientos Sociales.
- Impulso a las Asociaciones Cooperativas de producción, mediante la vinculación con las Instancias el Poder Popular, a fin de fortalecer el Sistema Económico Comunal.
- Fortalecer el centro de procesamiento de datos del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
125030	570020000	Consolidación de las diferentes formas y expresiones de organización del Poder Popular en las Comunas, año 2015.	Instancias			41.369	40.000.000			40.000.000
125041	570022000	Consolidación de Comunas a nivel nacional para la construcción del Gobierno Comunal.	comuna(s)			100	25.000.000			25.000.000
125094	570025000	Fortalecimiento de las potencialidades de los Movimientos Sociales.	movimiento			10.000	35.000.000			35.000.000
125015	570034000	Formación y capacitación para las vocerías y líderes comunitarios del Poder Popular.	persona	90.000	60.000	150.000	70.000.000			70.000.000
124928	570080000	Fortalecimiento de las organizaciones socioproductivas mediante las nuevas relaciones sociales de producción en el marco Sistema Económico Comunal.	organización			546	12.650.000			12.650.000
124944	570086000	Fortalecer las diferentes organizaciones del poder popular, mediante el desarrollo de proyectos productivos e innovadores en el marco del sistema económico comunal.	organización			80	11.408.000			11.408.000
125092	570087000	Fortalecimiento del sistema Económico Comunal, mediante el aporte de recursos financieros y no financieros a las organizaciones del poder popular en articulación con otros organismos en el marco de las Misiones, Grandes Misiones y Micromisiones socialistas.	aporte			10	7.199.800			7.199.800
125443	570090000	Creación de la Radio Comunas FM del Ministerio del Poder Popular Para las Comunas y los Movimientos Sociales.	plataforma			1	3.172.800			3.172.800
125097	570091000	Impulso a las Asociaciones Cooperativas de producción, mediante la vinculación con las Instancias del Poder Popular, a fin de fortalecer el Sistema Económico Comunal.	cooperativa			39.047	8.742.200			8.742.200

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
125414	570092000	Fortalecer el centro de procesamiento de datos del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.	Plataforma tecnológica			2	11.827.200			11.827.200
	579999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolivar			442.665.485	442.665.485			442.665.485
						TOTAL	667.665.485			667.665.485

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
570001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	938.822.018			938.822.018
570002000	Gestión administrativa	1.511.224.921			1.511.224.921
570003000	Previsión y protección social	119.907.665			119.907.665
570007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	15.000.000			15.000.000
	TOTAL	2.584.954.604			2.584.954.604

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**689**	**867**		**1.556**	**63.295.600**	**6.024.230**	**69.319.830**
Altos Funcionarios y de Elección Popular		1		1	45.600	8.500	54.100
Alto Nivel y de Dirección	2	2		4	2.950.000	714.430	3.664.430
Directivo	22	34		56	227.391	269.827	497.218
Profesional y Técnico	368	271		639	25.781.351	3.458.961	29.240.312
Personal Administrativo	75	69		144	5.791.258	1.557.512	7.348.770
Obrero	222	490		712	28.500.000	15.000	28.515.000
Personal Contratado	**875**	**771**		**1.646**	**133.437.386**		**133.437.386**
Directivo	2	3		5	405.338		405.338
Profesional y Técnico	873	768		1.641	133.032.048		133.032.048
TOTAL	**1.564**	**1.638**		**3.202**	**196.732.986**	**6.024.230**	**202.757.216**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**656**	**183**	**839**	**37.846.468**
Empleados	656	183	839	37.846.468
Jubilados	**2.046**	**739**	**2.785**	**82.061.197**
Empleados	2.046	739	2.785	82.061.197
TOTAL	**2.702**	**922**	**3.624**	**119.907.665**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	924.897.816			924.897.816
4.02	Materiales, suministros y mercancías	318.593.733			318.593.733
4.03	Servicios no personales	685.589.824			685.589.824
4.04	Activos reales	88.421.587			88.421.587
4.07	Transferencias y donaciones	1.195.117.129			1.195.117.129
4.11	Disminución de pasivos	40.000.000			40.000.000
	TOTAL	**3.252.620.089**			**3.252.620.089**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	940.000.000			940.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	940.000.000			940.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	940.000.000			940.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	610.000.000			610.000.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	120.000.000			120.000.000
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	380.000.000			380.000.000
	- A0953 Servicio Fondo Nacional del Poder Popular (SAFONAPP)	110.000.000			110.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	120.000.000			120.000.000
	- A0717 Banco del Pueblo Soberano, C.A.	120.000.000			120.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	210.000.000			210.000.000
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	210.000.000			210.000.000

PROYECTO: COD. N.E: 125030 COD. PPTO: 570020000 Consolidación de las diferentes formas y expresiones de organización del Poder Popular en las Comunas, año 2015.

UNIDAD DE MEDIDA: Instancias

CANTIDAD: Fem.(0) Mas.(0) Total(41369)

ASIGNACIÓN PRESUPUESTARIA: 40.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la continuidad de las políticas de participación en las Instancias del Poder Popular, mediante el acompañamiento político- técnico e ideológico.

OBJETIVOS ESPECÍFICOS: Acompañar a las Instancias del Poder Popular y otras Organizaciones Sociales en sus procesos de consolidación comunal.

RESULTADO: Instancias del Poder Popular y Organizaciones Sociales, acompañadas y vinculadas a las Comunas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	11.388.205					11.388.205
4.03	Servicios no personales	21.111.795					21.111.795
4.07	Transferencias y donaciones	7.500.000					7.500.000
	TOTAL	**40.000.000**					**40.000.000**

PROYECTO: COD. N.E: 125041 COD. PPTO: 570022000 Consolidación de Comunas a nivel nacional para la construcción del Gobierno Comunal.

UNIDAD DE MEDIDA: Comuna(s)

CANTIDAD: Fem.(0) Mas.(0) Total(100)

ASIGNACIÓN PRESUPUESTARIA: 25.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promocionar el Poder Popular, concebido como el desarrollo de capacidades y de acción colectiva de acuerdo a las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Contribuir a la Construcción del Gobierno Comunal, a través de la consolidación de las Comunas.

RESULTADO: La consolidación de 100 comunas a nivel nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	8.000.000					8.000.000
4.03	Servicios no personales	10.000.000					10.000.000
4.07	Transferencias y donaciones	7.000.000					7.000.000
	TOTAL	**25.000.000**					**25.000.000**

PROYECTO: COD. N.E: 125094 COD. PPTO: 570025000 Fortalecimiento de las potencialidades de los Movimientos Sociales.

UNIDAD DE MEDIDA: Movimiento

CANTIDAD: Fem.(0) Mas.(0) Total(10.000)

ASIGNACIÓN PRESUPUESTARIA: 35.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promocionar el Poder Popular, concebido como el desarrollo de capacidades y de acción colectiva de acuerdo "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Contribuir en la construcción del Gobierno Comunal, a través del fortalecimiento e impulso de las potencialidades de los Movimientos Sociales.

RESULTADO: (10.000) Movimientos sociales fortalecidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.000.000					10.000.000
4.03	Servicios no personales	12.000.000					12.000.000
4.07	Transferencias y donaciones	13.000.000					13.000.000
	TOTAL	**35.000.000**					**35.000.000**

PROYECTO: COD. N.E: 125015 COD. PPTO: 570034000 Formación y capacitación para las vocerías y líderes comunitarios del Poder Popular.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(90.000) Mas.(60.000) Total(150.000)

ASIGNACIÓN PRESUPUESTARIA: 70.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: La política rectora del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales plantea su horizonte estratégico en favorecer unidades territoriales (consejos comunales, comunas) donde se articulen los movimientos sociales como factores de movilización de la población en función de la transformación de su realidad por medio de la autogestión general, el autogobierno comunal y las cadenas productivas, haciendo énfasis en la construcción de los Planes Comunitarios de Desarrollo Integral y de los Planes de Desarrollo Comunal.

OBJETIVOS ESPECÍFICOS: Formar y capacitar a voceras, voceros y líderes comunitarios en las áreas ético, político, ideológico, cultural y técnico, integrados a los consejos comunales, organizaciones socioproductivas y movimientos sociales en el marco de la construcción y desarrollo de los planes de formación y capacitación vinculados a los Planes Comunitarios de Desarrollo Integral y a los Planes de Desarrollo Comunal.

RESULTADO: Voceras, voceros y líderes comunitarios formados y capacitados en las áreas ético, político, ideológico, cultural y técnico e integrados en consejos comunales, organizaciones socioproductivas y movimientos sociales con ejecución de sus planes de formación y capacitación vinculados a los Planes Comunitarios de Desarrollo Integral y a los Planes de Desarrollo Comunal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	25.141.810					25.141.810
4.03	Servicios no personales	41.858.190					41.858.190
4.07	Transferencias y donaciones	3.000.000					3.000.000
	TOTAL	**70.000.000**					**70.000.000**

PROYECTO: COD. N.E: 124928 COD. PPTO: 570080000 Fortalecimiento de las organizaciones socioproductivas mediante las nuevas relaciones sociales de producción en el marco Sistema Económico Comunal.

UNIDAD DE MEDIDA: Organización

CANTIDAD: Fem.(0) Mas.(0) Total(546)

ASIGNACIÓN PRESUPUESTARIA: 12.650.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir, coordinar, supervisar y hacer seguimiento a la ejecución de políticas, proyectos y programas dirigidos a fomentar, desarrollar, acompañar y articular las diferentes formas de asociación comunitaria para el trabajo, el ahorro y el consumo bajo el régimen de propiedad colectiva y dirigidos a la satisfacción de las necesidades sociales de las comunidades y al desarrollo del nuevo modelo socioproductivo.

OBJETIVOS ESPECÍFICOS: Realizar acompañamiento técnico socioproductivo a las organizaciones de base del Poder Popular en el marco de la actividad productiva económica comunal y la consolidación de las nuevas relaciones sociales de producción para la satisfacción de necesidades..

RESULTADO: 546 organizaciones fortalecidas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.110.076					4.110.076
4.03	Servicios no personales	7.187.924					7.187.924
4.07	Transferencias y donaciones	1.352.000					1.352.000
	TOTAL	**12.650.000**					**12.650.000**

PROYECTO: COD. N.E: 124944 COD. PPTO: 570086000 Fortalecer las diferentes organizaciones del poder popular, mediante el desarrollo de proyectos productivos e innovadores en el marco del sistema económico comunal.

UNIDAD DE MEDIDA: Organización

CANTIDAD: Fem.(0) Mas.(0) Total(80)

ASIGNACIÓN PRESUPUESTARIA: 11.408.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir, coordinar, supervisar y hacer seguimiento a la ejecución de políticas, proyectos y programas dirigidos a fomentar, desarrollar y articular las diferentes formas de asociación comunitaria para el nuevo trabajo, el ahorro y el consumo bajo el régimen de propiedad colectiva y dirigido a la satisfacción de las necesidades sociales de las comunidades y al desarrollo del nuevo modelo socioproductivo.

OBJETIVOS ESPECÍFICOS: Fortalecer al sistema económico comunal mediante el acompañamiento y asistencia integral de las diferentes organizaciones del poder popular, por medio de la evaluación técnica, económica y social de proyectos productivos e innovadores que permitan el desarrollo sustentable y sostenible de los recursos ambientales y financieros.

RESULTADO: Con la ejecución de este proyecto se busca desarrollar y consolidar el ciclo productivo comunal de las organizaciones del poder popular fomentando la autogestión y al Vivir Bien de sus habitantes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.382.884					5.382.884
4.03	Servicios no personales	5.567.652					5.567.652
4.07	Transferencias y donaciones	457.464					457.464
	TOTAL	**11.408.000**					**11.408.000**

PROYECTO: COD. N.E: 125092 COD. PPTO: 570087000 Fortalecimiento del sistema Económico Comunal, mediante el aporte de recursos financieros y no financieros a las organizaciones del poder popular en articulación con otros organismos en el marco de las Misiones, Grandes Misiones y Micromisiones Socialistas.

UNIDAD DE MEDIDA: Aporte

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 7.199.800

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir, coordinar, supervisar y hacer seguimiento a la ejecución de políticas, proyectos y programas dirigidos a fomentar, desarrollar, acompañar y articular las diferentes formas de asociación comunitaria para el trabajo, el ahorro y el consumo bajo, el régimen de propiedad colectiva y dirigidos a la satisfacción de las necesidades sociales de las comunidades y al desarrollo del nuevo modelo socioproductivo.

OBJETIVOS ESPECÍFICOS: Realizar seguimiento a la gestión asociada a los financiamientos otorgados por los entes adscritos al Ministerio. Aportar recursos financieros a las comunidades y personas para el desarrollo de proyectos sociales y productivos.

RESULTADO: Garantizar la ejecución de los proyectos productivos y sociales en la comunidad. Consolidar el ciclo productivo comunal de las organizaciones del poder popular.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.815.885					2.815.885
4.03	Servicios no personales	1.983.915					1.983.915
4.07	Transferencias y donaciones	2.400.000					2.400.000
	TOTAL	7.199.800					7.199.800

PROYECTO:	COD. N.E: 125443 COD. PPTO: 570090000 Creación de la Radio Comunas FM del Ministerio del Poder Popular Para las Comunas y los Movimientos Sociales.
UNIDAD DE MEDIDA:	Plataforma
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	3.172.800
OBJETIVO HISTÓRICO:	II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover la participación comunitaria en los proyectos sociales estratégicos, permitiendo así transferir progresivamente el Poder Social al Poder Comunal.
OBJETIVOS ESPECÍFICOS:	Crear una herramienta comunicacional que permita al Poder Popular expresar sus necesidades e informar de sus experiencias y saberes al colectivo, y de esta manera, contribuir con el proceso de conformación y comunicación de las Comunas y los Movimientos Sociales.
RESULTADO:	Radio Comuna FM

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	325.560					325.560
4.04	Activos reales	2.847.240					2.847.240
	TOTAL	**3.172.800**					**3.172.800**

PROYECTO:	COD. N.E: 125097 COD. PPTO: 570091000 Impulso a las Asociaciones Cooperativas de producción, mediante la vinculación con las Instancias del Poder Popular, a fin de fortalecer el Sistema Económico Comunal.
UNIDAD DE MEDIDA:	cooperativa
CANTIDAD:	Fem.(0) Mas.(0) Total(39.047)
ASIGNACIÓN PRESUPUESTARIA:	8.742.200
OBJETIVO HISTÓRICO:	II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Dirigir, coordinar, supervisar y hacer seguimiento a la ejecución de políticas, proyectos y programas dirigidos a fomentar, desarrollar, acompañar y articular las diferentes formas de asociación comunitaria para el trabajo, el ahorro y el consumo bajo el régimen de propiedad colectiva, dirigidos a la satisfacción de las necesidades sociales de las comunidades y al desarrollo del nuevo modelo socio productivo.
OBJETIVOS ESPECÍFICOS:	Acompañar y actualizar a las Cooperativas, mediante asesorías, asistencias técnicas, formación, seguimiento y control, en áreas estratégicas que tributen a su fortalecimiento y contribución a la consolidación del Sistema de Economía Comunal.
RESULTADO:	Asociaciones Cooperativas con acompañamiento integral, actualizadas y vinculadas a las instancias del poder popular.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.094.794					3.094.794
4.03	Servicios no personales	5.147.406					5.147.406
4.07	Transferencias y donaciones	500.000					500.000
	TOTAL	**8.742.200**					**8.742.200**

PROYECTO: COD. N.E: 125414 COD. PPTO: 570092000 Fortalecer el centro de procesamiento de datos del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 11.827.200

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Actualizar el centro de procesamiento de datos del Ministerio, para garantizar la disponibilidad de los servicios prestados.

OBJETIVOS ESPECÍFICOS: Fortalecer en centro de procesamiento de datos del Ministerio a través de la adquisición e implementación de tecnología de punta.

RESULTADO: Centro de procesamiento de datos fortalecido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	440.000					440.000
4.03	Servicios no personales	2.927.200					2.927.200
4.04	Activos reales	8.460.000					8.460.000
	TOTAL	**11.827.200**					**11.827.200**

PROYECTO: COD. N.E: COD. PPTO: 579999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(442.665.485)

ASIGNACIÓN PRESUPUESTARIA: 442.665.485

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	442.665.485					442.665.485
	TOTAL	**442.665.485**					**442.665.485**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	442.665.485					442.665.485
4.07.01.00.00	Transferencias y donaciones corrientes internas	442.665.485					442.665.485
4.07.01.03.00	Transferencias corrientes internas al sector público	442.665.485					442.665.485
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	160.000.000					160.000.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	60.000.000					60.000.000
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	100.000.000					100.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	120.000.000					120.000.000
	- A0717 Banco del Pueblo Soberano, C.A.	120.000.000					120.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	162.665.485					162.665.485
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	162.665.485					162.665.485

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	924.897.816					924.897.816
4.03	Servicios no personales	13.924.202					13.924.202
	TOTAL	938.822.018					938.822.018

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	241.095.079					241.095.079
4.03	Servicios no personales	555.680.980					555.680.980
4.04	Activos reales	77.114.347					77.114.347
4.07	Transferencias y donaciones	597.334.515					597.334.515
4.11	Disminución de pasivos	40.000.000					40.000.000
	TOTAL	1.511.224.921					1.511.224.921

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	497.334.515					497.334.515
4.07.01.00.00	Transferencias y donaciones corrientes internas	497.334.515					497.334.515
4.07.01.03.00	Transferencias corrientes internas al sector público	497.334.515					497.334.515
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	450.000.000					450.000.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	60.000.000					60.000.000
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	280.000.000					280.000.000
	- A0953 Servicio Fondo Nacional del Poder Popular (SAFONAPP)	110.000.000					110.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	47.334.515					47.334.515
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	47.334.515					47.334.515

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	119.907.665					119.907.665
	TOTAL	**119.907.665**					**119.907.665**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.125.000					7.125.000
4.03	Servicios no personales	7.875.000					7.875.000
	TOTAL	**15.000.000**					**15.000.000**

58

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

MINISTERIO DEL PODER POPULAR PARA LA MUJER Y LA IGUALDAD DE GÉNERO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015 el Ministerio del Poder Popular para la Mujer y la Igualdad de Género, continuará su compromiso con la incorporación de las mujeres en el sector productivo nacional, la organización social comunitaria, la reorganización de los procedimientos para el otorgamiento de créditos, la incorporación de nuevas mujeres a la nómina de la Fundación Misión Madres del Barrio y el trabajo mancomunado entre éste y el Banco de Desarrollo de la Mujer. Además, se realizarán actividades relativas a la capacitación socio productiva para impulsar formas organizativas de autogestión, que potencien la incorporación efectiva de las mujeres en la economía productiva, como forma de apoyar el desarrollo de la propiedad social como motor del Socialismo.

Para ello, llevará a cabo los siguientes proyectos:

- **Fortalecimiento de la Plataforma Tecnológica del Ministerio del Poder Popular para la Mujer y la Igualdad de Género y Automatización de Procesos Internos Críticos, Utilizando Tecnologías Libres para Lograr Mayor Eficiencia en la Gestión Institucional con Calidad Revolucionaria** para ello contará con la cantidad de Catorce Millones Ciento Cuarenta y Cinco Mil Doscientos Bolívares (Bs.14.145.200). El proyecto de fortalecimiento se ejecutará en la sede central del Ministerio y doce (12) sedes regionales, y consta de tres fases:

  - Adquisición y sustitución del 100% de los equipos servidores y un 60% de equipos de escritorio, así como la Segmentación de la red de datos, Virtualización de Servicios, y Adecuación del servicio telefónico de red (telefonía IP) en sedes regionales.
  - Adecuación de la plataforma tecnológica de las doce (12) sedes regionales.
  - Implementación de dos (2) sistemas para la gestión de los procesos de las unidades administrativa y presupuestaria; e implementación de dos (2) sistemas para la gestión de los procesos estratégicos y de control de las actividades realizadas por las unidades sustantivas.

- **Impulso a la Participación Protagónica de las Mujeres en el Desarrollo del Modelo Productivo Socialista**. Este proyecto tiene por objetivo la Incorporación de 7.000 mujeres que se encuentran en situación de pobreza y vulnerabilidad al sistema productivo socialista, mediante el impulso y fortalecimiento de 480 organizaciones socio productivas y en articulación con la Gran Misión Saber y Trabajo, para ello recibirá recursos por un total de Treinta y Cuatro Millones Cuatrocientos Treinta y Cuatro Mil Seiscientos Cuarenta y Cuatro Bolívares (Bs. 34.434.644).

- **Seguimiento y Promoción de la Protección Integral de los Derechos Humanos de las Mujeres**. Tiene como propósito impulsar el empoderamiento de las mujeres promoviendo el conocimiento, la difusión y el ejercicio de sus derechos humanos. Como meta se aspira aumentar el número de mujeres que conocen y ejercen sus derechos, y el número de instituciones del Estado que instrumentalizan políticas de inclusión de mujeres en sus respectivos programas; asimismo se realizarán 10 informes donde se dicten los lineamientos de las políticas orientados a la atención, prevención y erradicación de la violencia contra las mujeres y la protección de sus derechos sexuales y reproductivos, recibirá recursos por el orden de Cuarenta y Tres Millones Setecientos Cuarenta Mil Setecientos Ochenta y Seis Bolívares (Bs. 43.740.786).

- **Impulso de Políticas Organizativas y Formativas con Perspectiva de Género para el Fortalecimiento del Poder Popular**. Este proyecto plantea la necesidad histórica de construir una sociedad con plena igualdad y equidad de género, sin ninguna discriminación, para tal propósito se diseñarán programas de organización y formación para la participación protagónica de mujeres y hombres. Atendiendo directamente a 64.897 mujeres con actividades presenciales y a través de la difusión de contenidos masivos en los medios de comunicación públicos, para su ejecución recibirá recursos por el orden de Doscientos Veinte Millones Seiscientos Veintinueve Mil Novecientos Setenta y Ocho Bolívares (Bs. 220.629.978).

Adicionalmente, se financiarán los proyectos de los Entes Adscritos al Ministerio del Poder Popular para la Mujer y la Igualdad de Género: "Instituto Nacional de la Mujer (INAMUJER)", "Banco de Desarrollo de la Mujer, C.A" y Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez", lo que implicará una inversión de un Setecientos Ochenta Millones Ciento Ocho Mil Doscientos Siete Bolívares (Bs. 780.108.207). La Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez" recibirá recursos del Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno a través del Fondo Único de Misiones, por la cantidad de un Mil Ciento Veintinueve Millones Ochocientos Setenta y Cuatro Mil Novecientos Cincuenta Bolívares (Bs. 1.129.874.950).

En función de las atribuciones conferidas al Ministerio del Poder Popular para la Mujer y la Igualdad de Género a través del Decreto de Creación N° 6.663,de fecha 02 de abril 2009, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.156 de fecha 13 de abril de 2009, sus esfuerzos estarán destinados a:

- Formular, ejecutar y evaluar las políticas públicas que el Estado tenga a bien impulsar para el mejoramiento de las mujeres en las áreas de salud, educación, economía, cultura, recreación, formación, capacitación, participación política, vivienda y hábitat, ciencia, tecnología, empleo y seguridad social.
- Diseñar e instrumentar programas, planes y proyectos dirigidos al empoderamiento de las mujeres en materia jurídica, social, cultural, política, económica y recreativa, especialmente las afrodescendientes, indígenas, campesinas, pescadoras, obreras, mujeres con discapacidad, situación de calle, refugiadas, asiladas, privadas de libertad, amas de casa, niñas, adolescentes y adultas mayores.
- Diseñar y ejecutar políticas orientadas a la asignación de recursos financieros destinados a superar la situación de exclusión económica, discriminación, explotación y violencia a que están sometidas y/o expuestas las mujeres en Venezuela.
- Desarrollar, ejecutar y evaluar los programas comunicacionales, educativos, laborales, tecnológicos, deportivos y culturales orientados a la promoción, divulgación, difusión y defensa de los derechos de las mujeres, promoviendo su empoderamiento, con el fin de modificar los patrones socioculturales de conductas en hombres y mujeres, basados en estereotipos y prejuicios de género.
- Coordinar con el Ministerio del Poder Popular para Relaciones Exteriores la discusión de acuerdos, convenios y tratados internacionales que guarden relación con los derechos de las mujeres, la igualdad y equidad de género y aquellos referidos a las interrelaciones humanas.
- Coordinar con el Ministerio del Poder Popular para la Salud la promoción e implementación de la salud y la calidad de vida para las mujeres, y con el Ministerio del Poder Popular para el Proceso Social del Trabajo, la creación de un sistema de seguridad social que garantice el acceso de las amas de casa al disfrute efectivo de ese derecho consagrado en la Constitución de la República Bolivariana de Venezuela.
- Promover, coordinar y supervisar la creación y funcionamiento de los órganos y entes que le sean adscritos.
- Promover y garantizar la participación de las mujeres indígenas, en coordinación con el Ministerio del Poder Popular para los Pueblos Indígenas.
- Promover e impartir lineamientos para la creación y funcionamiento de los Institutos Estatales y Municipales de la Mujer.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2015
125162	580030000	Fortalecimiento de la plataforma tecnológica del Ministerio del Poder Popular para la Mujer y la Igualdad de Género y automatización de procesos internos críticos utilizando tecnologías libres para lograr mayor eficiencia en la gestión institucional con calidad revolucionaria.	Plataforma tecnológica			1	14.145.200			14.145.200
125245	580031000	Impulso a la participación protagónica de las mujeres en el desarrollo del modelo productivo socialista.	organización			480	34.434.644			34.434.644
125253	580032000	Seguimiento y promoción de la protección integral de los derechos humanos de las mujeres.	informe			10	43.740.786			43.740.786
125340	580033000	Impulso de políticas organizativas y formativas con perspectiva de género para el fortalecimiento del poder popular.	participante			64.897	220.629.978			220.629.978
	589999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolivar			780.108.207	780.108.207			780.108.207
						TOTAL	**1.093.058.815**			**1.093.058.815**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
580001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	161.278.452			161.278.452
580002000	Gestión administrativa	387.071.246			387.071.246
580003000	Previsión y protección social	646.467			646.467
580007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	500.000			500.000
	TOTAL	**549.496.165**			**549.496.165**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**387**	**127**	**144**	**658**	**36.874.320**	**15.510.552**	**52.384.872**
Altos Funcionarios y de Elección Popular	1			1	51.016	22.716	73.732
Alto Nivel y de Dirección	83	8	5	96	6.416.577	2.755.704	9.172.281
Profesional y Técnico	148	25	63	236	12.674.162	5.493.432	18.167.594
Personal Administrativo	115	24	60	199	10.417.614	4.022.700	14.440.314
Obrero	40	70	16	126	7.314.950	3.216.000	10.530.950
Personal Contratado	**76**	**12**		**88**	**4.582.373**		**4.582.373**
Profesional y Técnico	33	5		38	2.310.144		2.310.144
Personal Administrativo	43	7		50	2.272.229		2.272.229
TOTAL	**463**	**139**	**144**	**746**	**41.456.693**	**15.510.552**	**56.967.245**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**3**		**3**	**646.467**
Alto Nivel y de Dirección	3		3	646.467
TOTAL	**3**		**3**	**646.467**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	309.397.626			309.397.626
4.02	Materiales, suministros y mercancías	84.399.876			84.399.876
4.03	Servicios no personales	108.078.224			108.078.224
4.04	Activos reales	36.538.013			36.538.013
4.05	Activos financieros	57.844.765			57.844.765
4.07	Transferencias y donaciones	1.043.746.476			1.043.746.476
4.11	Disminución de pasivos	2.550.000			2.550.000
	TOTAL	**1.642.554.980**			**1.642.554.980**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.05.00.00.00	Activos financieros	57.844.765			57.844.765
4.05.01.00.00	Aportes en acciones y participaciones de capital	57.844.765			57.844.765
4.05.01.02.00	Aportes en acciones y participaciones de capital al sector público	57.844.765			57.844.765
4.05.01.02.05	Aportes en acciones y participaciones de capital a entes descentralizados financieros bancarios	57.844.765			57.844.765
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	57.844.765			57.844.765
4.07.00.00.00	Transferencias y donaciones	1.040.035.009			1.040.035.009
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.040.035.009			1.040.035.009
4.07.01.03.00	Transferencias corrientes internas al sector público	1.040.035.009			1.040.035.009
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	912.214.908			912.214.908
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	381.736.030			381.736.030
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	530.478.878			530.478.878
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	127.820.101			127.820.101
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	127.820.101			127.820.101

PROYECTO: COD. N.E: 125162 COD. PPTO: 580030000 Fortalecimiento de la plataforma tecnológica del Ministerio del Poder Popular para la Mujer y la Igualdad de Género y automatización de procesos internos críticos utilizando tecnologías libres para lograr mayor eficiencia en la gestión institucional con calidad revolucionaria.

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 14.145.200

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar mayor eficiencia y eficacia en la prestación de los servicios tecnológicos dirigidos a las distintas oficinas del Ministerio del Poder Popular para la Mujer y la Igualdad de Género, para profundizar la participación de las mujeres en la construcción y consolidación del modelo socialista en todas sus dimensiones (económica, social, política y cultural).

OBJETIVOS ESPECÍFICOS:

1.- Optimizar la plataforma e infraestructura del Centro de Control de Operaciones Tecnológicas (Data Center) y estaciones de trabajo (usuario final).
2.- Adecuar la infraestructura tecnológica en 12 sedes regionales.
3.- Automatizar los procesos administrativos y presupuestarios del Ministerio del Poder Popular para la Mujer y la Igualdad de Género y sus Entes adscritos.
4.- Automatizar los procesos estratégicos y de control de unidades sustantivas del Ministerio del Poder Popular para la Mujer y la Igualdad de Género

RESULTADO: Mejorar las herramientas tecnológicas proporcionadas por la institución.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.080.000					1.080.000
4.03	Servicios no personales	2.530.078					2.530.078
4.04	Activos reales	10.535.122					10.535.122
	TOTAL	**14.145.200**					**14.145.200**

PROYECTO: COD. N.E: 125245 COD. PPTO: 580031000 Impulso a la participación protagónica de las mujeres en el desarrollo del modelo productivo socialista.

UNIDAD DE MEDIDA: organización

CANTIDAD: Fem.(0) Mas.(0) Total(480)

ASIGNACIÓN PRESUPUESTARIA: 34.434.644

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Profundizar la participación de las mujeres en la construcción y consolidación del nuevo modelo económico productivo socialista.

OBJETIVOS ESPECÍFICOS:

1. Constituir grupos de mujeres en organizaciones socio-productivas comunitarias y comunales para su incorporación al desarrollo del país.
2. Realizar acompañamiento integral a las organizaciones socio-productivas para dar trabajo a nuevas organizaciones sociales.
3. Promover el financiamiento de los proyectos productivos sustentables, con criterios de equidad y justicia social, en apoyo a las organizaciones socio-productivas.

RESULTADO: 7.000 mujeres incorporadas a Unidades de Producción.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	18.802.701					18.802.701
4.02	Materiales, suministros y mercancías	4.566.321					4.566.321
4.03	Servicios no personales	9.402.116					9.402.116
4.04	Activos reales	1.663.506					1.663.506
	TOTAL	**34.434.644**					**34.434.644**

PROYECTO: COD. N.E: 125253 COD. PPTO: 580032000 Seguimiento y promoción de la protección integral de los derechos humanos de las mujeres.

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 43.740.786

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Velar por la inclusión de todas las mujeres del territorio nacional, en todos los programas sociales: salud, vivienda, hábitat, educación e investigación, alimentación, deporte, seguridad social y servicios penitenciarios.

OBJETIVOS ESPECÍFICOS: Promover la protección integral de los derechos humanos de las mujeres, el logro de su autonomía y el seguimiento de las políticas garantes de sus derechos.

RESULTADO: Informes realizados sobre la incorporación de los lineamientos de política orientados a la atención, prevención y erradicación de la violencia contra las mujeres; y la protección de sus derechos sexuales y reproductivos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.634.968					21.634.968
4.02	Materiales, suministros y mercancías	6.957.063					6.957.063
4.03	Servicios no personales	11.845.980					11.845.980
4.04	Activos reales	3.302.775					3.302.775
	TOTAL	**43.740.786**					**43.740.786**

PROYECTO: COD. N.E: 125340 COD. PPTO: 580033000 Impulso de políticas organizativas y formativas con perspectiva de género para el fortalecimiento del poder popular.

UNIDAD DE MEDIDA: participante

CANTIDAD: Fem.(0) Mas.(0) Total (64.897)

ASIGNACIÓN PRESUPUESTARIA: 220.629.978

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Objetivo Estratégico 1. Lograr la participación política protagónica y paritaria en condiciones de igualdad entre mujeres y hombres, en todos los ámbitos de la vida pública y en los cargos para la toma de decisiones.

OBJETIVOS ESPECÍFICOS:
Fomentar la participación protagónica a través del estímulo constante al desarrollo de formas organizativas de mujeres.
Diseñar programas de formación con perspectiva de género para la actualización del Plan Nacional de Formación Feminista Argelia Laya.
Dictar lineamientos a las unidades ejecutoras del Ministerio para el cumplimiento de las actividades relacionadas a la organización social de las mujeres y grupos de atención especial.
Establecer enlace con los distintos Organismos y Entes del Estado para la incorporación de la perspectiva de género en los programas de organización y formación sociopolítica.
Promocionar las políticas en materia de igualdad y equidad de género en eventos de carácter internacional.
Supervisar el cumplimiento de las políticas formativas y participativas con perspectiva de género para el fortalecimiento del poder popular.

RESULTADO: Mujeres de 15 a 64 años de edad organizadas y formadas en materia de equidad e igualdad de género.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	125.065.425					125.065.425
4.02	Materiales, suministros y mercancías	55.867.898					55.867.898
4.03	Servicios no personales	28.672.621					28.672.621
4.04	Activos reales	11.024.034					11.024.034
	TOTAL	**220.629.978**					**220.629.978**

PROYECTO: COD. N.E: COD. PPTO: 589999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (780.108.207)

ASIGNACIÓN PRESUPUESTARIA: 780.108.207

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Lograr la eliminación de la violencia de género en todas sus expresiones.

OBJETIVOS ESPECÍFICOS: Transferir recursos a los entes descentralizados.

RESULTADO: 780.108.207

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.05	Activos financieros	57.844.765					57.844.765
4.07	Transferencias y donaciones	722.263.442					722.263.442
	TOTAL	**780.108.207**					**780.108.207**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos financieros	57.844.765					57.844.765
4.05.01.00.00	Aportes en acciones y participaciones de capital	57.844.765					57.844.765
4.05.01.02.00	Aportes en acciones y participaciones de capital al sector público	57.844.765					57.844.765
4.05.01.02.05	Aportes en acciones y participaciones de capital a entes descentralizados financieros bancarios	57.844.765					57.844.765
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	57.844.765					57.844.765
4.07.00.00.00	Transferencias y donaciones	722.263.442					722.263.442
4.07.01.00.00	Transferencias y donaciones corrientes internas	722.263.442					722.263.442
4.07.01.03.00	Transferencias corrientes internas al sector público	722.263.442					722.263.442
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	650.684.186					650.684.186
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	279.348.971					279.348.971
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	371.335.215					371.335.215
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	71.579.256					71.579.256
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	71.579.256					71.579.256

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	143.894.532					143.894.532
4.03	Servicios no personales	17.383.920					17.383.920
	TOTAL	**161.278.452**					**161.278.452**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	15.928.594					15.928.594
4.03	Servicios no personales	38.243.509					38.243.509
4.04	Activos reales	10.012.576					10.012.576
4.07	Transferencias y donaciones	320.336.567					320.336.567
4.11	Disminución de pasivos	2.550.000					2.550.000
	TOTAL	**387.071.246**					**387.071.246**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	317.771.567					317.771.567
4.07.01.00.00	Transferencias y donaciones corrientes internas	317.771.567					317.771.567
4.07.01.03.00	Transferencias corrientes internas al sector público	317.771.567					317.771.567
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	261.530.722					261.530.722
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	102.387.059					102.387.059
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	159.143.663					159.143.663
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	56.240.845					56.240.845
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	56.240.845					56.240.845

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	646.467					646.467
	TOTAL	**646.467**					**646.467**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	500.000					500.000
	TOTAL	**500.000**					**500.000**

59

Ministerio del Poder Popular para la Energía Eléctrica

MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA ELÉCTRICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para la Energía Eléctrica (Mppee), como Órgano Rector en materia de energía eléctrica, en función de los lineamientos establecidos, en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y atendiendo la necesidad de garantizar el suministro del servicio eléctrico para toda la población venezolana, presenta su política presupuestaria destinada al cumplimiento de sus competencias, entre las cuales destacan: la formulación de políticas, la planificación y el ordenamiento de las actividades, la supervisión y fiscalización de la ejecución de los planes de inversión, la coordinación del control de las operaciones, el aprovechamiento y control de los medios de generación de energía eléctrica, el análisis y fijación de tarifas del servicio de suministro de electricidad; todo ésto con la finalidad de velar porque el servicio se preste de conformidad con las premisas y principios establecidos en nuestra Carta Magna, la Ley Orgánica del Sistema y Servicio Eléctrico (Losse), la Ley de Uso Racional y Eficiente de la Energía, Decretos y Resoluciones relacionados.

A fin de fortalecer su capacidad de gestión y alineado con el Objetivo Histórico "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América" y el Objetivo Nacional "Consolidar el papel de Venezuela como Potencia Energética Mundial", el Mppee formuló su Plan Operativo con base a las siguientes directrices:

- Fortalecer la inversión en proyectos para nuevas fuentes de generación y ampliación de la red de líneas de transmisión y distribución.
- Promover la participación entre comunidades y trabajadoras y trabajadores del servicio eléctrico, a través de redes sociales de articulación territorial en el campo educativo, socio-económico, político y técnico de característica formal y permanente, relativas a los procesos de planificación, ejecución y evaluación del Servicio Eléctrico Nacional para el fortalecimiento del Modelo de Gestión Socialista.
- Reforzar la coordinación con las carteras de Defensa y de Interior, Justicia y Paz, para intensificar el Plan de Seguridad y Defensa para el Sistema Eléctrico Nacional, a fin de corregir debilidades y prevenir acciones criminales externas e internas en las instalaciones eléctricas a nivel nacional.
- Potenciar los procesos de investigación científica y tecnológica en energía eléctrica, a través de la Fundación "Instituto para el Desarrollo Energético Luis Zambrano", para desarrollar dichas áreas y capacitar al talento humano y al personal de relevo, como factores claves para la sostenibilidad del Sistema Eléctrico Nacional.
- Reforzar la producción y suministro de bienes y servicios que sirvan de insumo a las actividades del Sistema Eléctrico Nacional, incluyendo la contratación, elaboración de proyectos ó importación de bienes, a través de la Corporación Industrial para la Energía Eléctrica, (Corpoelec Industrial).
- Desarrollar actividades de formación, educación y sensibilización que fomenten un cambio sostenido de hábitos en los usuarios, hacia el uso racional y eficiente de la energía, que permitan la reducción del consumo de energía eléctrica.

Bajo dichas premisas, el presupuesto de gastos de este Ministerio y sus Entes Adscritos para el Ejercicio Económico Financiero 2015, está orientado al fortalecimiento del Sistema y Servicio Eléctrico Nacional, a reforzar la gestión estratégica y administrativa con criterios de eficiencia, eficacia y transparencia, formulándose proyectos estratégicos y de apoyo que contribuirán al desarrollo sustentable de la Nación, considerando que el servicio eléctrico es uno de los elementos fundamentales en la mejora de la calidad de vida de las ciudadanas y ciudadanos.

Entre los proyectos a ser ejecutados en el año 2015, se destacan los siguientes:

- Central Hidroeléctrica Tocoma, con la cual se busca cubrir parte del déficit para satisfacer la demanda de energía eléctrica, optimizando el potencial hidroeléctrico del país.
- Planta Termozulia III, que hará uso de tecnologías de ciclo combinado bajo un esquema de mejoramiento y utilización de combustibles más limpios, conduciendo a un nivel superior, el potencial termoeléctrico en la zona occidental del país.
- Construcción de subestaciones encapsuladas en SF6 en la zona urbana de Maracaibo, cuyo objetivo es reforzar la red urbana de transmisión de la región occidente del estado Zulia, a objeto de atender el crecimiento acelerado de la demanda actual de energía eléctrica en el casco urbano de la ciudad de Maracaibo y cubrir los requerimientos de nuevos usuarios.
- Fortalecimiento y desarrollo institucional de la Corporación Eléctrica Nacional, S.A. (Corpoelec), destinado a adecuar a la corporación a sus funciones, a través de la generación de nuevas soluciones tecnológicas con sistemas de gestión comercial, de distribución y desarrollo acordes, así como el desarrollo de modelos gerenciales y administrativos que fomenten la sostenibilidad del Sistema Eléctrico Nacional (SEN).
- Rehabilitación de las unidades 1 a 6 de la casa de máquinas 1 de la Central Hidroeléctrica Simón Bolívar (Guri), cuyo objetivo es extender la vida útil de esta importante central, asegurando que pueda continuar produciendo energía eléctrica a plena capacidad y disminuir los costos de operación y mantenimiento.
- Consolidación de los sistemas de transmisión de las regiones Occidental y Oriental y mejoras en las redes de distribución a nivel nacional, que tiene como objetivo culminar las obras de transmisión que se vienen desarrollando en los estados Lara, Zulia y Sucre, así como la adecuación de los sistemas de distribución a nivel nacional, a los fines de aumentar la capacidad operativa, confiabilidad y calidad del servicio eléctrico prestado por Corpoelec en esa región.
- Suministro e instalación de cable sublacustre a 400 kV en el Lago de Maracaibo, el cual permitirá sustituir líneas aéreas del cruce del Lago de Maracaibo por cables sublacustres.
- Obras nuevas Termozulia II, el cual permitirá el desarrollo de una Planta de Generación Termoeléctrica bajo la configuración de Ciclo Combinado de 470 MW y el sistema de transmisión asociado a las Subestaciones Eléctricas y Líneas de Transmisión para interconectar al Sistema Eléctrico de Occidente a la planta de generación de Ciclo Combinado Termozulia II.
- Expansión de los Valles de Tuy, proyecto que pretende ampliar la capacidad de transmisión de 230 kV y 115 kV en el sistema eléctrico de los Valles del Tuy.

- Construcción de la Planta de Generación Termoeléctrica Antonio José de Sucre (Planta Cumaná), destinado a subsanar parte del déficit en la cobertura de la demanda de energía eléctrica, con tecnología de ciclo combinado bajo un esquema de optimización y utilización de combustible más limpio mejorando el potencial termoeléctrico.
- Reemplazo de Turbogeneradores obsoletos por tecnología de última generación, con este proyecto se busca incrementar la capacidad de generación eléctrica instalada en 320 MW ISO, y recuperar 22.7 MW ISO para satisfacer la demanda actual y futura del País.
- Rehabilitación de la Central Hidroeléctrica Antonio José de Sucre (Macagua), destinado a extender la vida útil de la infraestructura de la planta para asegurar que puedan continuar produciendo energía eléctrica a plena capacidad y disminuir los costos de operación y mantenimiento.
- Consolidación de los sistemas de transmisión de las regiones Occidental y Oriental y mejoras en las redes de distribución a nivel nacional, proyecto que busca culminar las obras de transmisión que se vienen desarrollando en los estados Lara, Zulia y Sucre, así como adecuar los sistemas de distribución a nivel nacional, a los fines de aumentar la capacidad operativa, confiabilidad y calidad del servicio eléctrico prestado por Corpoelec en esa región.
- Termoeléctrica bajo la configuración de Ciclo Combinado de 470 MW aproximadamente y el sistema de transmisión asociado a las Subestaciones Eléctricas y Líneas de Transmisión para interconectar al Sistema Eléctrico de Occidente a la Planta de Generación de Ciclo Combinado Termozulia II. Actualmente se encuentra en servicio 300 MW, quedando pendiente la instalación de 170 MW sin uso de combustible adicional (Ciclo Combinado).
- Mesas de Energía, proyecto de alcance social que promueve la implantación de Comités de Energía que sean capaces, a través del autogobierno comunal, de gestionar, mantener y defender en su jurisdicción la prestación de los servicios de distribución de electricidad.
- Desarrollo del Primer Prototipo Nacional de un Equipo Móvil No Tripulado (ROBOT) para el monitoreo, exploración y reconocimiento de líneas de transmisión en operación.
- Programa de modernización y desarrollo aplicado al Sistema Eléctrico Nacional, el cual permitirá potenciar la investigación, el desarrollo y la innovación, en los procesos de generación, transmisión, distribución, comercialización y despacho de carga, para garantizar la calidad y la mejora del servicio eléctrico.
- Ingeniería y construcción de unidades productivas para el sector eléctrico, con el propósito de realizar la ejecución de proyectos de ingeniería y/o construcción de unidades productivas pertenecientes a la Corporación Industrial para la Energía Eléctrica (Corpoelec Industrial) y a terceros, a fin de proveer de materia prima al sector eléctrico nacional.
- Producción de bienes y servicios de Corpoelec Industrial, el cual permitirá fabricar y suplir los equipos necesarios para el fortalecimiento y ampliación del Sistema Eléctrico Nacional, en una primera fase de medidores de energía, luminarias de alumbrado público y transformadores reconstruidos.
- Fortalecimiento del proceso general de fiscalización pública y comunal del sistema y servicio eléctrico, el cual permitirá ejecutar este importante proceso a través de la aplicación de metodologías y herramientas para fortalecer el control en la operatividad del sistema y servicio eléctrico.
- Conformación de las Redes Sociales de articulación territorial en las actividades del sistema y servicio eléctrico, el cual busca promover la participación entre comunidades y trabajadoras y trabajadores del servicio eléctrico, a través de redes sociales de articulación territorial en el

campo educativo, socio-económico, político y técnico de característica formal y permanente relativas a los procesos de planificación, ejecución y evaluación del sistema y servicio eléctrico para el fortalecimiento del Modelo de Gestión Socialista.

- Modernización de los Despachos de Carga a Nivel Nacional, proyecto que busca adecuar las instalaciones y la plataforma tecnológica de los Despachos de Carga del Centro Nacional de Despacho, para asegurar el óptimo desempeño en las operaciones del Sistema Eléctrico Nacional.
- Plan de Desarrollo del Sistema Eléctrico Nacional (Pdsen) a Largo Plazo, Fase I/III, que busca dar respuesta a lo establecido en los artículos 5, 17 y 21 de la Ley Orgánica del Sistema y Servicio Eléctrico (Losse), así como de disponer de una propuesta de marco regulatorio para el sector, que incentive su sustentabilidad y eficiencia técnica-económica para su consolidación con una visión socialista para todas y todos los venezolanos.
- Plan comunicacional masivo para la población venezolana, con el propósito de implantar una nueva cultura de consumo energético, basada en el uso racional y eficiente de la energía eléctrica.
- Estudios del potencial y factibilidad para el aprovechamiento de las energías alternativas en Venezuela, el cual permitirá estudiar el potencial y la factibilidad para el aprovechamiento energético de la energía eólica, solar, pequeñas centrales hidroeléctricas y biomasa en el país.

El presupuesto de Gastos del Ministerio asciende a la cantidad de Bs. 11.511.374.953, distribuidos de la siguiente forma:

- Bs. 5.696.999.418, equivalentes al 49,49% del presupuesto, destinado a la ejecución de los proyectos incluidos en la Ley Especial de Endeudamiento Anual.
- Bs. 1.047.872.439, que representan el 9,10% del presupuesto, que serán transferidos a la Fundación para el Desarrollo del Servicio Eléctrico (Fundelec), destinados a la ejecución de sus proyectos y gastos operativos.
- Bs. 29.554.854, que representan el 0,26% del presupuesto, que serán transferidos a la Fundación "Instituto para el Desarrollo Energético Luis Zambrano" (Fidelz), destinados a la ejecución de sus proyectos y gastos operativos.
- Bs. 100.000.000, que representan el 0,87% del presupuesto, que serán transferidos a la Corporación Industrial Eléctrica, (Corpoelec Industrial) destinados a cubrir gastos operativos.
- Bs. 1.000.000.000, que representa el 8,69% del presupuesto, que serán transferidos a la Corporación Eléctrica Nacional, S.A. (Corpoelec) para la inversión en proyectos del área de distribución.
- Bs. 3.636.948.242, equivalentes al 31,59% del presupuesto, con el cual se financiará el gasto de funcionamiento del Ministerio del año 2015.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
125500	590127000	Implementación de sistemas y optimización de los activos de información del Ministerio del Poder Popular para la Energía Eléctrica	Sistema			3	143.397.391			143.397.391
125071	590128000	Adecuación y mantenimiento de las instalaciones y bienes públicos del Ministerio del Poder Popular para la Energía Eléctrica.	Servicio			446	516.499.200			516.499.200
125156	590129000	Fortalecimiento del sistema de protección y resguardo del Edificio Sede del Ministerio del Poder Popular para la Energía Eléctrica.	Sistema de agregación			1	5.943.281			5.943.281
125425	590130000	Modernización de los despachos de carga a nivel nacional	Plan			1	172.040.577			172.040.577
125440	590131000	Fortalecimiento de las habilidades y capacidades técnicas del personal del Ministerio del Poder Popular para la Energía Eléctrica	Plan			1	22.793.325			22.793.325
125451	590132000	Diseño e implementación del modelo de gestión para la evaluación, seguimiento y control de los planes y proyectos de inversión del Sector Eléctrico Nacional.	Modelo			1	65.416.741			65.416.741
125493	590133000	Estudios técnicos, regulatorios y tarifarios para la transición hacia el nuevo modelo económico enmarcado en la Ley Orgánica del Sistema y Servicio Eléctrico (Losse). Fase II	Estudio			10	13.397.369			13.397.369
125520	590134000	Estudios del potencial y factibilidad para el aprovechamiento de las energías alternativas en Venezuela	Estudio			10	9.358.856			9.358.856
125528	590135000	Fortalecimiento de la infraestructura tecnológica del Ministerio del Poder Popular para la Energía Eléctrica	Servicio			5	254.879.703			254.879.703
125635	590136000	Fortalecimiento de la atención ciudadana en el sector eléctrico	Proceso			8	25.792.316			25.792.316
125647	590137000	Plan de desarrollo del Sistema Eléctrico Nacional (Pdsen) a largo plazo, Fase I/III.	Documento			1	33.941.582			33.941.582
125717	590138000	Formación y capacitación en el uso racional y eficiente de la energía	Programa			1	13.216.000			13.216.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126028	590139000	Diseño del marco regulatorio relativo al uso racional y eficiencia energética	Normativa			4	5.434.800			5.434.800
126030	590140000	Investigación y estudios aplicados a los usuarios públicos y privados en materia de uso racional y eficiente de la energía.	Informe			116	6.432.400			6.432.400
126033	590141000	Conformación de las redes sociales de articulación territorial en las actividades del sistema y servicio eléctrico	Red			4	16.744.266			16.744.266
125404	590142000	Fortalecimiento del proceso general de fiscalización pública y comunal del sistema y servicio eléctrico.	Proceso			1	25.296.848			25.296.848
125675	590143000	Seguimiento, control y evaluación de los procesos de regulación en el uso de las fuentes radiactivas y los equipos generadores de las radiaciones ionizantes y la producción de radioisótopos	Informe			12	2.514.721			2.514.721
125637	590144000	Apoyo a las diferentes unidades del Ministerio del Poder Popular para la Energía Eléctrica en materia de soporte comunicacional y de relacionamiento.	Programa			1	270.073.528			270.073.528
125659	590145000	Plan comunicacional masivo para la población venezolana	Campaña			1	448.334.400			448.334.400
	599999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			7.519.272.734	1.822.273.316	5.696.999.418		7.519.272.734
			TOTAL				3.873.780.620	5.696.999.418		9.570.780.038

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
590001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.157.884.127			1.157.884.127
590002000	Gestión administrativa	762.408.756			762.408.756
590003000	Previsión y protección social	20.302.032			20.302.032
	TOTAL	**1.940.594.915**			**1.940.594.915**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**358**	**469**	**59**	**886**	**52.107.396**	**16.896.690**	**69.004.086**
Altos Funcionarios y de Elección Popular		1		1	561.240		561.240
Alto Nivel y de Dirección	1	3		4	2.040.864	146.352	2.187.216
Directivo	49	51	42	142	8.121.625	410.100	8.531.725
Profesional y Técnico	194	187		381	22.296.568	9.326.310	31.622.878
Personal Administrativo	45	18		63	3.605.659	1.555.662	5.161.321
Obrero	69	209	17	295	15.481.440	5.458.266	20.939.706
Personal Contratado	**117**	**183**		**300**	**27.842.592**		**27.842.592**
Profesional y Técnico	90	125		215	19.956.866		19.956.866
Personal Administrativo	27	58		85	7.885.726		7.885.726
TOTAL	**475**	**652**	**59**	**1.186**	**79.949.988**	**16.896.690**	**96.846.678**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**1**	**11**	**12**	**7.115.072**
Alto Nivel y de Dirección	1	5	6	3.724.488
Empleados		6	6	3.390.584
Jubilados	**16**	**16**	**32**	**13.186.960**
Altos Funcionarios y de Elección Popular		1	1	508.038
Alto Nivel y de Dirección	3	7	10	3.936.778
Empleados	13	8	21	8.742.144
TOTAL	**17**	**27**	**44**	**20.302.032**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.152.503.462			1.152.503.462
4.02	Materiales, suministros y mercancías	274.551.971			274.551.971
4.03	Servicios no personales	1.404.435.135			1.404.435.135
4.04	Activos reales	744.471.955			744.471.955
4.07	Transferencias y donaciones	2.232.413.012	5.696.999.418		7.929.412.430
4.11	Disminución de pasivos	6.000.000			6.000.000
	TOTAL	**5.814.375.535**	**5.696.999.418**		**11.511.374.953**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.177.427.293	5.696.999.418		7.874.426.711
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.177.427.293			1.177.427.293
4.07.01.03.00	Transferencias corrientes internas al sector público	1.177.427.293			1.177.427.293
4.07.01.03:02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.077.427.293			1.077.427.293
	- A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"	29.554.854			29.554.854
	- A0364 Fundación para el Desarrollo del Servicio Eléctrico (Fundelec)	1.047.872.439			1.047.872.439
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	100.000.000			100.000.000
	- A0522 Corporación Industrial para la Energía Eléctrica, S.A. (Corpoelec Industrial)	100.000.000			100.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	1.000.000.000	5.696.999.418		6.696.999.418
4.07.03.03.00	Transferencias de capital internas al sector público	1.000.000.000	5.696.999.418		6.696.999.418
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	1.000.000.000	5.696.999.418		6.696.999.418
	- A1291 Corporación Eléctrica Nacional, S.A. (Corpoelec)	1.000.000.000	5.696.999.418		6.696.999.418

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	3.000.000			3.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.000.000			3.000.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	3.000.000			3.000.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	3.000.000			3.000.000
	- S2288 Asociación Civil del Ministerio del Poder Popular para la Energía Eléctrica (Asoelec)	3.000.000			3.000.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.139.877			1.139.877
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.139.877			1.139.877
4.07.02.02.00	Donaciones corrientes al exterior	1.139.877			1.139.877
4.07.02.02.04	Donaciones corrientes a organismos internacionales	1.139.877			1.139.877
	- I0123 Comisión de Integración Eléctrica Regional (C.I.E.R.).	1.139.877			1.139.877

PROYECTO: COD. N.E: 125500 COD. PPTO: 590127000 Implementación de sistemas y optimización de los activos de información del Ministerio del Poder Popular para la Energía Eléctrica

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(3)

ASIGNACIÓN PRESUPUESTARIA: 143.397.391

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el desarrollo científico y tecnológico e industrial del País en materia de energía eléctrica.

OBJETIVOS ESPECÍFICOS: Implementar nuevos desarrollos tecnológicos y optimizar los activos de información a fin de brindar un mejor servicio a los usuarios y procesos medulares, tomando en cuenta la escalabilidad de los mismos.

RESULTADO: Procesos sistematizados instalados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.346.191					5.346.191
4.02	Materiales, suministros y mercancías	5.660.000					5.660.000
4.03	Servicios no personales	30.991.200					30.991.200
4.04	Activos reales	101.400.000					101.400.000
	TOTAL	**143.397.391**					**143.397.391**

PROYECTO: COD. N.E: 125071 COD. PPTO: 590128000 Adecuación y mantenimiento de las instalaciones y bienes públicos del Ministerio del Poder Popular para la Energía Eléctrica.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(446)

ASIGNACIÓN PRESUPUESTARIA: 516.499.200

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Establecer mecanismos y acciones que permitan adecuar y mantener las instalaciones y bienes públicos del Ministerio del Poder Popular para la Energía Eléctrica, asegurando su funcionamiento en condiciones óptimas.

RESULTADO: Las instalaciones y bienes públicos del Ministerio del Poder Popular para la Energía Eléctrica en condiciones óptimas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	49.760.000					49.760.000
4.03	Servicios no personales	115.839.200					115.839.200
4.04	Activos reales	350.900.000					350.900.000
	TOTAL	**516.499.200**					**516.499.200**

PROYECTO: COD. N.E: 125156 COD. PPTO: 590129000 Fortalecimiento del sistema de protección y resguardo del Edificio Sede del Ministerio del Poder Popular para la Energía Eléctrica.

UNIDAD DE MEDIDA: Sistema de Agregación

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.943.281

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Fortalecer el sistema de protección y resguardo con la finalidad de disminuir los niveles de vulnerabilidad que presentan el 100% de las áreas no protegidas por estos sistemas en el Edificio Sede del Ministerio del Poder Popular para la Energía Eléctrica.

RESULTADO: Sistema de protección y resguardo optimizado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.591.981					2.591.981
4.02	Materiales, suministros y mercancías	135.090					135.090
4.03	Servicios no personales	359.067					359.067
4.04	Activos reales	2.857.143					2.857.143
	TOTAL	**5.943.281**					**5.943.281**

PROYECTO: COD. N.E: 125425 COD. PPTO: 590130000 Modernización de los despachos de carga a nivel nacional

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 172.040.577

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad y seguridad en la prestación del Servicio Eléctrico.

OBJETIVOS ESPECÍFICOS: Adecuar las instalaciones y la plataforma tecnológica de los Despachos de carga del Centro Nacional de Despacho para asegurar el óptimo desempeño en las operaciones del Sistema Eléctrico Nacional.

RESULTADO: Sistemas, equipos e Infraestructura adecuados de los Despachos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	78.248.898					78.248.898
4.04	Activos reales	93.791.679					93.791.679
	TOTAL	**172.040.577**					**172.040.577**

PROYECTO: COD. N.E: 125440 COD. PPTO: 590131000 Fortalecimiento de las habilidades y capacidades técnicas del personal del Ministerio del Poder Popular para la Energía Eléctrica

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 22.793.325

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Potenciar el conocimiento, habilidades, destrezas y actitudes en los trabajadores y trabajadoras del Ministerio del Poder Popular para la Energía Eléctrica, asegurando el desempeño adecuado de sus funciones, para obtener la eficiencia y calidad mediante el desarrollo profesional.

RESULTADO: Capacitaciones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.705.325					4.705.325
4.03	Servicios no personales	18.088.000					18.088.000
	TOTAL	**22.793.325**					**22.793.325**

PROYECTO: COD. N.E: 125451 COD. PPTO: 590132000 Diseño e implementación del modelo de gestión para la evaluación, seguimiento y control de los planes y proyectos de inversión del Sector Eléctrico Nacional.

UNIDAD DE MEDIDA: Modelo

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 65.416.741

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Establecer los instrumentos metodológicos y tecnológicos para la planificación, evaluación y control de la ejecución de los planes y proyectos de inversión del Sector Eléctrico Nacional.

RESULTADO: Modelo de gestión implementado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	422.765					422.765
4.03	Servicios no personales	40.801.976					40.801.976
4.04	Activos reales	24.192.000					24.192.000
	TOTAL	**65.416.741**					**65.416.741**

PROYECTO: COD. N.E: 125493 COD. PPTO: 590133000 Estudios técnicos, regulatorios y tarifarios para la transición hacia el nuevo modelo económico enmarcado en la Ley Orgánica del Sistema y Servicio Eléctrico (Losse). Fase II

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 13.397.369

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la Prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: La ejecución de este proyecto se dividirá en tres grandes áreas: 1.- Estudios para la Sustentabilidad Económica y Financiera del Sector Eléctrico (Actualización Costo del Servicio; Propuesta del Esquema de subsidios-Fase I; Estudios Asociados al Régimen Económico-Fase I; Propuesta de modelo tarifario). 2.- Estudios sobre el Servicio Eléctrico (Estudio de despacho óptimo a mínimo costo y Propuesta de Implementación; Evaluación de nuevas tecnologías asociadas a las redes eléctricas; Estudio de Pérdidas-Fase II). 3.- Estudios sobre la Demanda Eléctrica y Uso Final de la Energía (Estudio de Caracterización de la Carga del Sistema Eléctrico Nacional 2015; Demanda a corto, mediano y largo plazo; Gestión de la demanda).

RESULTADO: Estudios técnicos, regulatorios y económicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	166.169					166.169
4.03	Servicios no personales	13.213.200					13.213.200
4.04	Activos reales	18.000					18.000
	TOTAL	**13.397.369**					**13.397.369**

PROYECTO: COD. N.E: 125520 COD. PPTO: 590134000 Estudios del potencial y factibilidad para el aprovechamiento de las energías alternativas en Venezuela

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 9.358.856

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el uso de otras fuentes de energías alternativas

OBJETIVOS ESPECÍFICOS: Estudiar el potencial y la factibilidad para el aprovechamiento energético de la energía eólica, solar, pequeñas centrales hidroeléctricas y biomasa en el país, con el fin de diversificar la matriz de insumos energéticos que permitan la generación de la energía eléctrica y la administración de la demanda, contribuyendo así, al desarrollo del Plan Nacional para las Energías Alternativas a largo plazo e intensificar su inclusión en la matriz energética

RESULTADO: Estudios de potencial y factibilidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	227.000					227.000
4.03	Servicios no personales	9.101.856					9.101.856
4.04	Activos reales	30.000					30.000
	TOTAL	**9.358.856**					**9.358.856**

PROYECTO: COD. N.E: 125528 COD. PPTO: 590135000 Fortalecimiento de la infraestructura tecnológica del Ministerio del Poder Popular para la Energía Eléctrica

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(5)

ASIGNACIÓN PRESUPUESTARIA: 254.879.703

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el desarrollo científico y tecnológico e industrial del País en materia de energía eléctrica.

OBJETIVOS ESPECÍFICOS: Fortalecer la infraestructura tecnológica del Ministerio del Poder Popular para la Energía Eléctrica, a través de la adquisición e instalación de equipos de telecomunicaciones, procesamiento de datos, así como la formación del personal que coadyuve a la estabilidad y demanda de servicios del ente rector del sector eléctrico.

RESULTADO: Servicio(s).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	51.484.897					51.484.897
4.03	Servicios no personales	41.097.826					41.097.826
4.04	Activos reales	162.296.980					162.296.980
	TOTAL	254.879.703					254.879.703

PROYECTO: COD. N.E: 125635 COD. PPTO: 590136000 Fortalecimiento de la atención ciudadana en el sector eléctrico

UNIDAD DE MEDIDA: Proceso

CANTIDAD: Fem.(0) Mas.(0) Total(8)

ASIGNACIÓN PRESUPUESTARIA: 25.792.316

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la participación activa y protagónica de los ciudadanos (as) y las comunidades organizadas en la formulación, adopción, seguimiento y evaluación de políticas, planes y proyectos en el sector eléctrico.

OBJETIVOS ESPECÍFICOS: Garantizar la atención efectiva y promover la participación ciudadana, coordinando la recepción y emisión de respuestas a las denuncias, quejas, reclamos, sugerencias y peticiones interpuestas ante el Ministerio, en correspondencia con los lapsos previstos dentro del marco legal vigente.

RESULTADO: Mecanismos de atención y participación ciudadana optimizados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.480.880					2.480.880
4.03	Servicios no personales	1.267.626					1.267.626
4.07	Transferencias y donaciones	22.043.810					22.043.810
	TOTAL	**25.792.316**					**25.792.316**

PROYECTO: COD. N.E: 125647 COD. PPTO: 590137000 Plan de Desarrollo del Sistema Eléctrico Nacional (Pdsen) a largo plazo, Fase I/III.

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 33.941.582

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Ejecutar el Plan de Desarrollo del Sistema Eléctrico Nacional (Pdsen) a Largo Plazo, Fase I/III, con los Diagnósticos del Sistema Eléctrico Nacional y la Evaluación de Potencial de Energías Primarias, para que se constituya como base del desarrollo del Sistema Eléctrico Nacional para las próximas décadas.

RESULTADO: Plan de Desarrollo del Sistema Eléctrico Nacional a Largo Plazo Fase I.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.564.112					11.564.112
4.02	Materiales, suministros y mercancías	1.594.401					1.594.401
4.03	Servicios no personales	17.619.006					17.619.006
4.04	Activos reales	3.164.063					3.164.063
	TOTAL	**33.941.582**					**33.941.582**

PROYECTO: COD. N.E: 125717 COD. PPTO: 590138000 Formación y capacitación en el uso racional y eficiente de la energía

UNIDAD DE MEDIDA: Programa

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 13.216.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover valores, conductas y programas orientados a lograr el uso eficiente de los recursos energéticos.

OBJETIVOS ESPECÍFICOS: Desarrollar actividades de formación, educación y sensibilización, que fomenten un cambio sostenido de hábitos en los usuarios, hacia el uso racional y eficiente de la energía, que permita la reducción del consumo de energía eléctrica.

RESULTADO: Programa de Formación que incluye 4 Programas sectoriales: 1 Subsistema de Educación Básica, 1 Usuarios Públicos y Privados, 1 Trabajadores y trabajadoras del sector eléctrico, 1 Residencial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.068.000					2.068.000
4.03	Servicios no personales	11.148.000					11.148.000
	TOTAL	**13.216.000**					**13.216.000**

PROYECTO: COD. N.E: 126028 COD. PPTO: 590139000 Diseño del marco regulatorio relativo al uso racional y eficiencia energética

UNIDAD DE MEDIDA: Normativa

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 5.434.800

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover valores, conductas y programas orientados a lograr el uso eficiente de los recursos energéticos.

OBJETIVOS ESPECÍFICOS: Desarrollar las políticas públicas vinculadas a la normalización y certificación de eficiencia energética en equipos y sistemas, a través de la publicación de reglamentos técnicos de etiquetado de eficiencia energética.

RESULTADO: Reglamentos que permitan cambios concretos en las políticas de uso racional y eficiente de la energía eléctrica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.080.000					1.080.000
4.03	Servicios no personales	4.354.800					4.354.800
	TOTAL	**5.434.800**					**5.434.800**

PROYECTO: COD. N.E: 126030 COD. PPTO: 590140000 Investigación y estudios aplicados a los usuarios públicos y privados en materia de uso racional y eficiente de la energía.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(116)

ASIGNACIÓN PRESUPUESTARIA: 6.432.400

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover valores, conductas y programas orientados a lograr el uso eficiente de los recursos energéticos.

OBJETIVOS ESPECÍFICOS: Desarrollar estudios aplicados a los usuarios públicos (Órganos y Entes de la Administración Pública) y privados (no residencial), en materia de Uso Racional y Eficiente de la Energía, para contribuir a la preservación del ambiente.

RESULTADO: Informes del resultado de los estudios de eficiencia energética en los sectores productivos y de servicios del país, y evaluación técnica del comportamiento del consumo de energía eléctrica de estos sectores.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	360.000					360.000
4.03	Servicios no personales	4.572.400					4.572.400
4.04	Activos reales	1.500.000					1.500.000
	TOTAL	**6.432.400**					**6.432.400**

PROYECTO: COD. N.E: 126033 COD. PPTO: 590141000 Conformación de las redes sociales de articulación territorial en las actividades del sistema y servicio eléctrico

UNIDAD DE MEDIDA: Red

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 16.744.266

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la participación activa y protagónica de los ciudadanos y ciudadanas y comunidades organizadas en la formulación, adopción, seguimiento y evaluación de políticas, planes y proyectos en el sector eléctrico.

OBJETIVOS ESPECÍFICOS: Promover la participación entre comunidades y trabajadoras y trabajadores del servicio eléctrico, a través de redes sociales de articulación territorial en el campo educativo, socio-económico, político y técnico de característica formal y permanente, relativas a los procesos de planificación, ejecución y evaluación del Servicio Eléctrico Nacional, para el fortalecimiento del Modelo de Gestión Socialista.

RESULTADO: Redes sociales de articulación territorial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.706.800					7.706.800
4.02	Materiales, suministros y mercancías	2.704.130					2.704.130
4.03	Servicios no personales	6.333.336					6.333.336
	TOTAL	**16.744.266**					**16.744.266**

PROYECTO: COD. N.E: 125404 COD. PPTO: 590142000 Fortalecimiento del proceso general de fiscalización pública y comunal del sistema y servicio eléctrico.

UNIDAD DE MEDIDA: Proceso

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 25.296.848

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Ejecutar el Proceso General de Fiscalización Pública y Comunal del Sistema y Servicio Eléctrico, a través de la aplicación de metodologías y herramientas para fortalecer el control en la operatividad del sistema y servicio eléctrico.

RESULTADO: Proceso general de fiscalización fortalecido.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.340.577					2.340.577
4.03	Servicios no personales	20.909.181					20.909.181
4.04	Activos reales	2.047.090					2.047.090
	TOTAL	**25.296.848**					**25.296.848**

PROYECTO: COD. N.E: 125675 COD. PPTO: 590143000 Seguimiento, control y evaluación de los procesos de regulación en el uso de las fuentes radiactivas y los equipos generadores de las radiaciones ionizantes y la producción de radioisótopos

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(12)

ASIGNACIÓN PRESUPUESTARIA: 2.514.721

OBJETIVO HISTÓRICO: V. Preservar la vida en el planeta y salvar a la especie humana.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Orientar la gestión pública hacia una mayor eficiencia, mediante la formulación, ejecución y seguimiento de proyectos y acciones enmarcados dentro de los Objetivos Históricos, Nacionales, Estratégicos y Generales planteados en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019

OBJETIVOS ESPECÍFICOS: Garantizar el uso y manejo seguro de las radiaciones ionizantes, a través del seguimiento, control y evaluación efectiva de los procesos de autorización, fiscalización y vigilancia radiológica, a fin de minimizar los riesgos asociados al uso de fuentes radiactivas y equipos generadores de radiaciones ionizantes en el país

RESULTADO: Incrementar la efectividad en la ejecución de los procesos de regulación en el uso y manejo de fuentes radiactivas y equipos generadores de radiaciones ionizantes, en el sector industrial e investigación. Además, contar con los requisitos y manuales de protección radiológica por práctica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	298.800					298.800
4.03	Servicios no personales	1.815.921					1.815.921
4.04	Activos reales	400.000					400.000
	TOTAL	**2.514.721**					**2.514.721**

PROYECTO: COD. N.E: 125637 COD. PPTO: 590144000 Apoyo a las diferentes unidades del Ministerio del Poder Popular para la Energía Eléctrica en materia de soporte comunicacional y de relacionamiento.

UNIDAD DE MEDIDA: Programa

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 270.073.528

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Fortalecer la articulación con las diferentes unidades del Ministerio del Poder Popular para la Energía Eléctrica, para garantizar coherencia y homogeneidad en el cumplimiento de las políticas comunicacionales, informativas y de imagen institucional.

RESULTADO: Soporte comunicacional efectivo a las diferentes unidades del Ministerio del Poder Popular para la Energía Eléctrica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	24.587.000					24.587.000
4.03	Servicios no personales	243.611.528					243.611.528
4.04	Activos reales	1.875.000					1.875.000
	TOTAL	270.073.528					270.073.528

PROYECTO: COD. N.E: 125659 COD. PPTO: 590145000 Plan comunicacional masivo para la población venezolana

UNIDAD DE MEDIDA: Campaña

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 448.334.400

OBJETIVO HISTÓRICO: V. Preservar la vida en el planeta y salvar a la especie humana.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fomentar que los medios de comunicación masivos formen parte de la promoción y defensa de la soberanía nacional.

OBJETIVOS ESPECÍFICOS: Ejecutar una campaña masiva para educar, informar y promocionar el uso racional y eficiente de la electricidad como parte de una nueva cultura de consumo energético, a través de un cambio de valores y comportamiento a nivel individual y ciudadano.

RESULTADO: Plan de comunicación masivo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	448.334.400					448.334.400
	TOTAL	**448.334.400**					**448.334.400**

PROYECTO: COD. N.E: COD. PPTO: 599999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(7.519.272.734)

ASIGNACIÓN PRESUPUESTARIA: 7.519.272.734

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.822.273.316	5.696.999.418				7.519.272.734
	- 104395 Fortalecimiento y Desarrollo Institucional de CORPOELEC		794.771.659				794.771.659
	- 118948 Construcción de Subestaciones Encapsuladas en SF6 en la Zona Urbana de Maracaibo		403.909.834				403.909.834
	- 118986 Central Hidroeléctrica Tocoma		1.487.540.308				1.487.540.308
	- 119007 Planta Termozulia III		288.585.296				288.585.296
	- 119158 Rehabilitación de las Unidades 1 a 6 de la Casa de Máquinas 1 de la Central Hidroeléctrica Simón Bolívar (Guri)		990.947.697				990.947.697
	- 123651 Consolidación de los Sistemas de Transmisión en las Regiones Occidental y Oriental y Mejoras en las Redes de Distribución a Nivel Nacional		815.687.680				815.687.680
	- 123655 Obras nuevas Termozulia II		134.032.500				134.032.500

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- 123657 Suministro e instalación de cable sublacustre a 400 kV en el Lago de Maracaibo		438.327.873				438.327.873
	- 123658 Expansión de los Valles de Tuy		343.196.571				343.196.571
	Resto de Fuentes de Financiamiento	1.822.273.316					1.822.273.316
	TOTAL	**1.822.273.316**	**5.696.999.418**				**7.519.272.734**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.822.273.316	5.696.999.418				7.519.272.734
4.07.01.00.00	Transferencias y donaciones corrientes internas	822.273.316					822.273.316
4.07.01.03.00	Transferencias corrientes internas al sector público	822.273.316					822.273.316
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	822.273.316					822.273.316
	- A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"	29.554.854					29.554.854
	- A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	792.718.462					792.718.462
4.07.03.00.00	Transferencias y donaciones de capital internas	1.000.000.000	5.696.999.418				6.696.999.418

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.00	Transferencias de capital internas al sector público	1.000.000.000	5.696.999.418				6.696.999.418
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	1.000.000.000	5.696.999.418				6.696.999.418
	- A1291 Corporación Eléctrica Nacional, S.A. (CORPOELEC)	1.000.000.000	5.696.999.418				6.696.999.418

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.120.589.053					1.120.589.053
4.03	Servicios no personales	37.295.074					37.295.074
	TOTAL	**1.157.884.127**					**1.157.884.127**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	129.182.262					129.182.262
4.03	Servicios no personales	259.432.640					259.432.640
4.07	Transferencias y donaciones	367.793.854					367.793.854
4.11	Disminución de pasivos	6.000.000					6.000.000
	TOTAL	**762.408.756**					**762.408.756**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	355.153.977					355.153.977
4.07.01.00.00	Transferencias y donaciones corrientes internas	355.153.977					355.153.977
4.07.01.03.00	Transferencias corrientes internas al sector público	355.153.977					355.153.977
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	255.153.977					255.153.977
	- A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	255.153.977					255.153.977

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	100.000.000					100.000.000
	- A0522 Corporación Industrial para la Energía Eléctrica, S.A. (Corpoelec Industrial)	100.000.000					100.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.000.000					3.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.000.000					3.000.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	3.000.000					3.000.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	3.000.000					3.000.000
	- S2288 Asociación Civil del Ministerio del Poder Popular para la Energía Eléctrica (Asoelec)	3.000.000					3.000.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.139.877					1.139.877
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.139.877					1.139.877
4.07.02.02.00	Donaciones corrientes al exterior	1.139.877					1.139.877
4.07.02.02.04	Donaciones corrientes a organismos internacionales	1.139.877					1.139.877
	- I0123 Comisión de Integración Eléctrica Regional (C.I.E.R.).	1.139.877					1.139.877

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	20.302.032					20.302.032
	TOTAL	**20.302.032**					**20.302.032**

63

Consejo Federal de Gobierno



CONSEJO FEDERAL DE GOBIERNO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Consejo Federal de Gobierno (CFG) orienta su gestión hacia resultados sociales, en concordancia con los principios consagrados en la Constitución de la República Bolivariana de Venezuela y en las Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y establece los lineamientos vinculantes a las entidades político territoriales, las organizaciones de base del Poder Popular, así como el estudio y la planificación de los Distritos Motores de Desarrollo, apoyando especialmente la dotación de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo, mediante la transferencia de recursos financieros, a fin de obtener resultados en el sistema social y contribuir a la consolidación de un Estado democrático, social, de derecho y de justicia, cuya visión es transformarse en una organización eficiente y efectiva en el cumplimiento de sus obligaciones constitucionales y legales, soportadas por un recurso humano de excelencia en el uso intensivo de tecnologías de información y comunicación, con total orientación de servicio al Pueblo organizado.

POLÍTICA DE FINANCIAMIENTO

El Consejo Federal de Gobierno orientará los recursos asignados al Fondo de Compensación Interterritorial (FCI), para el financiamiento de inversiones públicas que promuevan el desarrollo equilibrado de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales y la realización de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo. Para el ejercicio económico financiero 2015, se presenta el proyecto de presupuesto por la cantidad de: cuarenta y seis mil setecientos cuarenta y tres millones setecientos ocho mil trescientos setenta y cinco bolívares (Bs. 46.743.708.375), los cuales están conformados por las siguientes fuentes de financiamiento:

– Aporte del Ejecutivo Nacional	– Bs. 146.212.493
– FCI- Impuesto al Valor Agregado (IVA)	– Bs. 46.597.495.882
TOTAL	– **Bs. 46.743.708.375**

POLÍTICA DE GASTOS

La distribución general del presupuesto de gastos totaliza la cantidad de cuarenta y seis mil setecientos cuarenta y tres millones setecientos ocho mil trescientos setenta y cinco bolívares (Bs. 46.743.708.375), distribuidos por partidas presupuestarias como se muestra a continuación:

– 4.01 Gastos de Personal	– Bs. 4.287.566
– 4.03 Servicios no Personales	– Bs. 12.057
– 4.07 Transferencias y Donaciones	– Bs. 46.739.408.752
TOTAL	– **Bs. 46.743.708.375**

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ÓRGANO

El Consejo Federal de Gobierno tiene como objetivo para el año 2015, implantar un sistema de planificación participativa como estrategia para la articulación de los procesos de planificación de los distintos niveles territoriales, fortaleciendo los procesos de descentralización y transferencias de competencias hacia las instancias del Poder Popular, direccionando los recursos transferidos al Fondo de Compensación Interterritorial y la Autoridad Única del Distrito Motor de Desarrollo Ciudad Caribia, entes ejecutores.

Los objetivos que persigue el Consejo Federal de Gobierno, en el ejercicio económico financiero 2015 se plasman en la consecución del siguiente proyecto:

- Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados (Fondo de Compensación Interterritorial).

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
	639999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			46.597.495.882	46.597.495.882			46.597.495.882
						TOTAL	**46.597.495.882**			**46.597.495.882**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
630001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	4.287.566			4.287.566
630002000	Gestión administrativa	141.924.927			141.924.927
TOTAL		**146.212.493**			**146.212.493**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**6**	**6**		**12**	**1.045.769**		**1.045.769**
Alto Nivel y de Dirección	1			1	105.625		105.625
Profesional y Técnico	5	6		11	940.144		940.144
TOTAL	**6**	**6**		**12**	**1.045.769**		**1.045.769**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	4.287.566			4.287.566
4.03	Servicios no personales	12.057			12.057
4.07	Transferencias y donaciones	46.739.408.752			46.739.408.752
	TOTAL	**46.743.708.375**			**46.743.708.375**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	46.739.408.752			46.739.408.752
4.07.01.00.00	Transferencias y donaciones corrientes internas	141.912.870			141.912.870
4.07.01.03.00	Transferencias corrientes internas al sector público	141.912.870			141.912.870
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	141.912.870			141.912.870
	- A0249 Fondo de Compensación Interterritorial	130.821.544			130.821.544
	- A0553 Autoridad Única del Distrito Motor de Desarrollo Ciudad Caribia	11.091.326			11.091.326
4.07.03.00.00	Transferencias y donaciones de capital internas	46.597.495.882			46.597.495.882
4.07.03.03.00	Transferencias de capital internas al sector público	46.597.495.882			46.597.495.882
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	46.597.495.882			46.597.495.882
	- A0249 Fondo de Compensación Interterritorial	46.597.495.882			46.597.495.882

PROYECTO: COD. N.E: COD. PPTO: 639999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (46.597.495.882)

ASIGNACIÓN PRESUPUESTARIA: 46.597.495.882

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Instaurar la noción de corresponsabilidad en torno al proceso de planificación comunal, regional, y territorial conforme a las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019"

OBJETIVOS ESPECÍFICOS: Fortalecer la Planificación Centralizada y realizar los aportes requeridos para garantizar el desarrollo y direccionamiento de las cadenas socioproductivas que constituyen un factor estratégico para la Nación.

RESULTADO: Recursos transferidos al Fondo de Compensación Interterritorial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	46.597.495.882					46.597.495.882
	TOTAL	**46.597.495.882**					**46.597.495.882**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	46.597.495.882					46.597.495.882
4.07.03.00.00	Transferencias y donaciones de capital internas	46.597.495.882					46.597.495.882
4.07.03.03.00	Transferencias de capital internas al sector público	46.597.495.882					46.597.495.882
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	46.597.495.882					46.597.495.882
	- A0249 Fondo de Compensación Interterritorial	46.597.495.882					46.597.495.882

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.287.566					4.287.566
	TOTAL	**4.287.566**					**4.287.566**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	12.057					12.057
4.07	Transferencias y donaciones	141.912.870					141.912.870
	TOTAL	141.924.927					141.924.927

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	141.912.870					141.912.870
4.07.01.00.00	Transferencias y donaciones corrientes internas	141.912.870					141.912.870
4.07.01.03.00	Transferencias corrientes internas al sector público	141.912.870					141.912.870
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	141.912.870					141.912.870
	- A0249 Fondo de Compensación Interterritorial	130.821.544					130.821.544
	- A0553 Autoridad Única del Distrito Motor de Desarrollo Ciudad Caribia	11.091.326					11.091.326

65

Ministerio del Poder Popular para el Servicio Penitenciario

MINISTERIO DEL PODER POPULAR PARA EL SERVICIO PENITENCIARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para el Servicio Penitenciario (MPPSP) tiene como misión Brindar un Sistema Penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por este Ministerio, en consonancia con las **"Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019"**; por lo tanto, se plantea con los recursos asignados para el ejercicio económico 2015, cumplir con las líneas de acción que faciliten el logro del objetivo principal del MPPSP, en aras de convertir cada Establecimiento Penitenciario y Centro de Atención en un espacio de aprendizaje, a través del trabajo productivo como eje organizador de la vida, empleando nuevos ensayos educacionales, culturales y participativos, que impliquen acciones liberadoras que permitan implementar una formación hacia la verdadera disciplina, donde los sujetos entiendan su necesidad, utilidad y obligatoriedad en la adquisición de la conciencia de clase y la plena vida en la colectividad; para tal efecto se implementarán las siguientes acciones:

Transformación social y consolidación de la independencia personal:

- Potenciar la formación socio-política de los privados y privadas de libertad y darles participación protagónica para garantizar la continuidad y consolidación de la Revolución Bolivariana en el poder.
- Brindar y garantizar la atención afectiva e integral a los privados y privadas de libertad, adolescentes en resguardo y egresados con medidas cautelares en el cumplimiento de la pena, en cuanto a: educación, cultura, deporte, salud, formación socio-productiva y de ciudadanía; al mismo tiempo formarlos bajo la "disciplina consciente", sobre la nueva concepción de defensa integral, para garantizar la estabilidad política, la soberanía y la independencia.
- Brindar atención integral al adolescente que incurre en la comisión de hechos punibles y apoyarlos a través de una red comunal para la transformación social.

Derechos humanos y la geopolítica internacional

- Reducir el retardo procesal en trabajo conjunto con los Órganos del Poder Público que constituyen el Sistema de Justicia.
- Velar por el cumplimiento cabal de los derechos humanos y tramitar las medidas cautelares para las procesadas y procesados oportunamente.
- Establecer una efectiva comunicación a fin de mostrar los avances de la transformación del sujeto en el nuevo sistema penitenciario.
- Internacionalismo: Diseñar las políticas de traslados internacionales a los privados de libertad con el fin de culminen el cumplimiento de la pena en su país de origen, atendiendo a los traslados y convenios internacionales, así como también aplicar el protocolo de expulsión del territorio nacional aquellos privados de libertad extranjeros que hayan cumplido con la pena.

Establecimientos penitenciarios y la construcción del socialismo

- Continuar con los proyectos de ampliación, recuperación, dotación y construcción de las edificaciones penitenciarias.
- Garantizar el funcionamiento de los establecimientos penitenciarios, para brindar adecuadas condiciones de reclusión a las privadas y privados de libertad.
- Brindar seguridad integral a los privados y privadas de libertad, así como al personal penitenciario.
- Fortalecer y masificar la producción e instalar fábricas en los establecimientos penitenciarios, brindando conocimientos y contribuyendo con la soberanía alimentaria dentro de los establecimientos penitenciarios («Plan llegó la chamba»).

Alternativas del cumplimiento de la pena y preservación de la vida

- Implementar procesos de formación integral, para los destacamentarios, con régimen abierto y con libertad condicional, basado en el trabajo liberador, la reflexión y producción, artísticos y socioculturales, con una nueva orientación ética, moral y espiritual de la sociedad.
- Tramitar oportunamente los indultos y conmutación de la pena.
- Promover nuevas formas organizativas en los establecimientos de pernocta y los Centro Residencial Supervisado (CRS), que contribuyan a la vida en las comunas socialistas.

Apoyo Pospenitenciario y país potencia

- Articular con instituciones del Estado, tanto de la Gran Misión Saber y Trabajo, como del área energética, tales como: Petróleos de Venezuela, S. A. (Pdvsa), Corporación Eléctrica Nacional (Corpoelec), Empresas Básicas, Gran Misión Vivienda Venezuela, entre otros, para la incorporación de los egresados a puestos de trabajo productivos.
- Crear empresas de propiedad social donde participen egresados del sistema penitenciario y sus familiares, las cuales deberán estar asociadas con las particularidades de cada región y con los proyectos estratégicos llevados a cabo en cada una de ellas.
- Impulsar la ejecución de la justicia aplicando el Habeas Data (garantizar el derecho que tienen los ex privados de libertad, una vez cumplida la pena, a que se destruyan sus antecedentes penales; a objeto de evitar la discriminación) para desestigmatizar al egresado y otras medidas para el restablecimiento de la situación jurídica lesionada por error, retardo u omisión.

El Ministerio Del Poder Popular para el Servicio Penitenciario (MPPSP) presenta en su estructura presupuestaria, cuatro (04) Proyectos orientados a optimizar el sistema penitenciario venezolano con estricto apego a las garantías constitucionales y legales de los privados y las privadas de libertad, así como también en los adolescentes y las adolescentes que incurren en hechos punibles, manteniendo las perspectivas de género en nuestros proyectos, y tres acciones centralizadas, así como los aportes correspondientes a los entes adscritos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2015
126105	650044000	Impulsar la máxima inclusión social de las y los privados de libertad, adolescentes y familias que implique el apoyo a su egreso del sistema penitenciario.	Persona	18.750	79.935	98.685	21.986.098			21.986.098
126126	650045000	Garantía de los derechos de las y los adolescentes en conflicto con la Ley Penal, con el fin de lograr su transformación social.	Persona	347	3.900	4.247	412.857.743			412.857.743
126117	650046000	Plan Cayapa: Combatir el retardo procesal, a través de la atención jurídica a los privados y privadas de libertad en condición de procesados (as) y penados (as).	Persona	6.298	92.387	98.685	60.276.813			60.276.813
126081	650047000	Fortalecer la aplicación de régimen penitenciario: Disciplina, estudio y trabajo con el propósito de convertir los establecimientos en espacios de máxima disciplina social.	Persona	10.000	88.685	98.685	1.053.048.919			1.053.048.919
	659999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			341.182.540	341.182.540			341.182.540
						TOTAL	1.889.352.113			1.889.352.113

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
650001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	145.877.611			145.877.611
650002000	Gestión administrativa	396.248.388			396.248.388
650003000	Previsión y protección social	50.036.768			50.036.768
	TOTAL	**592.162.767**			**592.162.767**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.540**	**1.495**		**3.035**	**38.788.387**	**26.861.593**	**65.649.980**
Altos Funcionarios y de Elección Popular	1			1	12.755	88.477	101.232
Alto Nivel y de Dirección	1	2		3	89.600	78.800	168.400
Directivo	11	8		19	147.347	429.436	576.783
Profesional y Técnico	455	466		921	11.754.222	9.450.459	21.204.681
Personal Administrativo	931	889		1.820	23.102.884	14.004.465	37.107.349
Personal Médico	5	7		12	152.079	89.173	241.252
Obrero	136	123		259	3.529.500	2.720.783	6.250.283
Personal Contratado	**2.788**	**3.194**		**5.982**	**76.956.373**		**76.956.373**
Profesional y Técnico	454	534		988	12.731.949		12.731.949
Personal Administrativo	2.334	2.660		4.994	64.224.424		64.224.424
TOTAL	**4.328**	**4.689**		**9.017**	**115.744.760**	**26.861.593**	**142.606.353**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**100**	**73**	**173**	**19.496.461**
Empleados	89	47	136	15.326.697
Obreros	11	26	37	4.169.764
Jubilados	**127**	**92**	**219**	**30.540.307**
Empleados	100	70	170	23.707.087
Obreros	27	22	49	6.833.220
TOTAL	**227**	**165**	**392**	**50.036.768**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.054.327.177			1.054.327.177
4.02	Materiales, suministros y mercancías	557.312.924			557.312.924
4.03	Servicios no personales	187.616.934			187.616.934
4.04	Activos reales	26.297.505			26.297.505
4.06	Gastos de defensa y seguridad del estado	30.000.000			30.000.000
4.07	Transferencias y donaciones	490.272.778			490.272.778
4.11	Disminución de pasivos	135.687.562			135.687.562
	TOTAL	**2.481.514.880**			**2.481.514.880**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	439.536.010			439.536.010
4.07.01.00.00	Transferencias y donaciones corrientes internas	439.536.010			439.536.010
4.07.01.03.00	Transferencias corrientes internas al sector público	439.536.010			439.536.010
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	439.536.010			439.536.010
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	91.283.060			91.283.060
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	348.252.950			348.252.950

PROYECTO: COD. N.E: 126105 COD. PPTO: 650044000 Impulsar la máxima inclusión social de las y los privados de libertad, adolescentes y familias que implique el apoyo a su egreso del sistema penitenciario.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (18.750) Mas. (79.935) Total (98.685)

ASIGNACIÓN PRESUPUESTARIA: 21.986.098

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Transformación Social e Independencia: Garantizar la atención efectiva e integral a los privados, privadas y adolescentes en resguardo, al mismo tiempo de formarlos bajo la disciplina consciente, sobre la nueva concepción de Defensa Integral para garantizar la estabilidad política, la soberanía y la independencia.

OBJETIVOS ESPECÍFICOS: Brindar atención social a las y los privados de libertad, adolescentes en conflicto con la ley penal y egresados y egresadas del sistema penal venezolano.

RESULTADO: Brindar atención social a la población penitenciaria de manera eficiente y oportuna.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.597.807					2.597.807
4.02	Materiales, suministros y mercancías	8.834.084					8.834.084
4.03	Servicios no personales	7.352.367					7.352.367
4.04	Activos reales	3.201.840					3.201.840
	TOTAL	**21.986.098**					**21.986.098**

PROYECTO: COD. N.E: 126126 COD. PPTO: 650045000 Garantía de los derechos de las y los adolescentes en conflicto con la Ley Penal, con el fin de lograr su transformación social.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (347) Mas. (3.900) Total (4.247)

ASIGNACIÓN PRESUPUESTARIA: 412.857.743

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los derechos de las y los adolescentes en conflicto con la Ley Penal.

OBJETIVOS ESPECÍFICOS: Asegurar la precedencia, privilegio, preferencia y la primacía a los y las adolescentes que incurren en hechos punibles respetando el principio del interés superior y el equilibrio entre sus necesidades, deberes y derechos en el marco de la Ley Orgánica para la Protección de Niños, Niñas y Adolescentes (LOPNNA).

RESULTADO: Atender la totalidad de la población objetivo para garantizar la prioridad absoluta y el interés superior de las y los adolescentes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	349.556.289					349.556.289
4.02	Materiales, suministros y mercancías	55.340.330					55.340.330
4.03	Servicios no personales	7.641.364					7.641.364
4.04	Activos reales	319.760					319.760
	TOTAL	**412.857.743**					**412.857.743**

PROYECTO: COD. N.E: 126117 COD. PPTO: 650046000 Plan Cayapa: Combatir el retardo procesal, a través de la atención jurídica a los privados y privadas de libertad en condición de procesados (as) y penados (as).

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (6.298) Mas. (92.387) Total (98.685)

ASIGNACIÓN PRESUPUESTARIA: 60.276.813

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Derechos humanos y la geopolítica internacional: Reducir el retardo procesal en trabajo conjunto con los órganos del poder público que constituyen el sistema de justicia.

OBJETIVOS ESPECÍFICOS: Combatir el retraso procesal y el retardo del otorgamiento de fórmulas alternativas del cumplimiento de pena y beneficios en coordinación con El Ministerio Público, La Defensa Pública y El Poder Popular.

RESULTADO: Servicio: Alcanzar a través del Plan Cayapa el mayor otorgamiento de medidas cautelares sustitutivas de libertad, medidas humanitarias, decaimiento de la medida o sobreseimiento de la causa, así como las distintas fórmulas alternativas al cumplimiento de la pena y suspensión condicional de la ejecución de la pena así como también que el juicio se realice en los tiempos establecidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	48.032.360					48.032.360
4.02	Materiales, suministros y mercancías	1.322.400					1.322.400
4.03	Servicios no personales	10.922.053					10.922.053
	TOTAL	**60.276.813**					**60.276.813**

PROYECTO: COD. N.E: 126081 COD. PPTO: 650047000 Fortalecer la aplicación de régimen penitenciario: Disciplina, estudio y trabajo con el propósito de convertir los establecimientos en espacios de máxima disciplina social.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (10.000) Mas. (88.685) Total (98.685)

ASIGNACIÓN PRESUPUESTARIA: 1.053.048.919

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Transformación Social e Independencia.

OBJETIVOS ESPECÍFICOS: Conversión de todos los establecimientos penitenciarios en centros de máxima disciplina social; en talleres de trabajo para los privados y privadas de libertad.

RESULTADO: Beneficiar a la población privada de libertad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	518.790.195					518.790.195
4.02	Materiales, suministros y mercancías	473.875.380					473.875.380
4.03	Servicios no personales	57.414.694					57.414.694
4.04	Activos reales	2.968.650					2.968.650
	TOTAL	**1.053.048.919**					**1.053.048.919**

PROYECTO: COD. N.E: COD. PPTO: 659999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (341.182.540)

ASIGNACIÓN PRESUPUESTARIA: 341.182.540

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	341.182.540					341.182.540
	TOTAL	**341.182.540**					**341.182.540**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	341.182.540					341.182.540
4.07.01.00.00	Transferencias y donaciones corrientes internas	341.182.540					341.182.540
4.07.01.03.00	Transferencias corrientes internas al sector público	341.182.540					341.182.540
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	341.182.540					341.182.540
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	55.182.540					55.182.540
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	286.000.000					286.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	135.350.526					135.350.526
4.03	Servicios no personales	10.527.085					10.527.085
	TOTAL	145.877.611					145.877.611

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	17.940.730					17.940.730
4.03	Servicios no personales	93.759.371					93.759.371
4.04	Activos reales	19.807.255					19.807.255
4.06	Gastos de defensa y seguridad del estado	30.000.000					30.000.000
4.07	Transferencias y donaciones	99.053.470					99.053.470
4.11	Disminución de pasivos	135.687.562					135.687.562
	TOTAL	396.248.388					396.248.388

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	98.353.470					98.353.470
4.07.01.00.00	Transferencias y donaciones corrientes internas	98.353.470					98.353.470
4.07.01.03.00	Transferencias corrientes internas al sector público	98.353.470					98.353.470
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	98.353.470					98.353.470
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	36.100.520					36.100.520
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	62.252.950					62.252.950

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	50.036.768					50.036.768
	TOTAL	**50.036.768**					**50.036.768**

66

Ministerio del Poder Popular para Transporte Acuático y Aéreo

MINISTERIO DEL PODER POPULAR PARA TRANSPORTE ACUÁTICO Y AÉREO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para Transporte Acuático y Aéreo, nace mediante Decreto Presidencial Nº 8.559, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.791 de fecha 02 de Noviembre de 2011, ante la disolución del Ministerio del Poder Popular para Transporte y Comunicaciones, teniendo como atribuciones el diseño, formulación, evaluación y aplicación de políticas, planes, estrategias, programas y proyectos en materia de circulación, tránsito y transporte acuático y aéreo.

Para el Ejercicio Económico Financiero 2015, el Ministerio propone construir, ampliar, mejorar, fortalecer, rehabilitar, reparar, acondicionar, administrar, fomentar, afianzar, apuntalar y dotar la infraestructura aeroportuaria y portuaria nacional, todo ello con el objeto de desarrollar, mejorar y mantener un sistema de transporte acuático y aéreo, eficiente y seguro, contribuyendo con el mejoramiento integral de la Nación, para lo cual realizará las siguientes acciones:

- Fortalecer el desarrollo de la industria del transporte acuático y aéreo venezolano, mediante el estímulo a la construcción y el mantenimiento de naves y aeronaves, con base en el aprovechamiento óptimo de las potencialidades que ofrecen nuestros recursos.

- Defender la soberanía del Estado venezolano sobre los recursos naturales y la preservación del ambiente, en el beneficio supremo de nuestro pueblo, la salvación de la especie humana y la preservación de la vida en el planeta, mediante el control del tráfico marítimo y aéreo en el territorio, mar territorial, zona contigua y zona económica exclusiva venezolana.

- Agilizar los trámites relacionados con el transporte acuático y aéreo, dándole fluidez, celeridad y pulcritud, a través de la atención directa al ciudadano, masificación de tecnologías y unificación de criterios, erradicando definitivamente los gestores.

- Optimizar el servicio de transporte acuático y aéreo, mediante la dotación de naves y aeronaves, así como la transformación cualitativa y cuantitativa de la infraestructura portuaria y aeroportuaria de la Patria, satisfaciendo las necesidades del país de manera eficiente, sustentable y que genere retornabilidad social y económica de los procesos productivos, al más alto interés nacional, en concordancia con la nueva geopolítica del Estado venezolano.

- Dar respuesta efectiva y oportuna en la búsqueda y rescate, en casos de accidentes acuáticos y aéreos, maximizando el servicio de bomberos marinos y aeronáuticos a nivel nacional, así como la disposición de medios para la formación y capacitación del personal responsable, fortaleciendo a los órganos de seguridad pública y ciudadana.

- Fortalecer la integración en asuntos relacionados con el transporte aéreo y marítimo e infraestructuras conexas, como parte de la integración regional con los países del Mercado Común del Sur (Mercosur), Acuerdo de Cooperación Energética Suscrito por Países del Caribe (Petrocaribe), Unión de Naciones Suramericanas (Unasur), Comunidad de Estados Latinoamericanos y Caribeños (Celac), Asociación de Estados del Caribe AEC y Alianza Bolivariana para los Pueblos de Nuestra América (Alba), entre otros.

- Estimular el desarrollo del transporte acuático y aéreo y sus actividades conexas, según el ámbito de influencia del Ministerio del Poder Popular para Transporte Acuático y Aéreo, como soporte de un país potencia en lo social, lo económico y lo político.

- Potenciar el Sector Transporte Acuático y Aéreo, con la participación del ámbito público y privado, garantizando el flujo de personas y cargas en el territorio nacional e internacional, de manera segura y ecológicamente aceptable, mediante la promoción y apoyo a la investigación, el desarrollo de la infraestructura portuaria y aeroportuaria y la adquisición, construcción y mantenimiento de medios de transporte, equipos y sistemas de tecnología, coadyuvando con el fortalecimiento del transporte multimodal.

Por otro lado, se continúa en la adecuación orgánico - funcional de la estructura Ministerial, así como de sus entes adscritos, orientada al cumplimiento de la misión y alcance de la visión Institucional. Es por ello, que en el marco de la política de Estado, se persigue incrementar y fortalecer los niveles de articulación efectiva, con aquellos órganos con atribuciones en materia de expresión físico-territorial y de desarrollo urbano, a fin de formular, adoptar y realizar el seguimiento y evaluación de las políticas públicas y planes nacionales, en materia de transporte acuático y aéreo, diseñados para contribuir con la consolidación de la infraestructura estratégica para el desarrollo del país.

Asimismo, se promoverá el desarrollo de procesos de planificación sectorial, que permitan la integración del sistema de transporte, para articular el territorio nacional, mediante corredores multimodales, destinados a mejorar las condiciones de hábitat de los asentamientos humanos, ya sean pequeños, medianos o de gran escala, así como fortalecer las ciudades intermedias y su actividad económica.

La visión, misión y objetivos estratégicos y específicos del Ministerio del Poder Popular para Transporte Acuático y Aéreo, se orientan y decantan en los Objetivos Históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, en busca de la armonía en el crecimiento de centros urbanos, poblaciones rurales y asentamientos agrícolas, al mismo tiempo que se persigue la interrelación para la consolidación de la agroproducción, al desarrollar vías que posibiliten el transporte de productos agrícolas y pecuarios, influyendo así en el mejoramiento de las condiciones de vida y economía del campesinado, con lo cual se gravita hacia el equilibrio económico.

Dentro de las líneas de política nacional a seguir, este Despacho Ministerial, prevé seguir impulsando el crecimiento de los Sectores de Transporte Acuático y Aéreo, como órganos rectores estratégicos, para dar continuidad a la planificación, coordinación y apoyo a la Administración Pública Nacional, en la formulación de políticas tendentes a favorecer el crecimiento del sistema de transporte, utilizando nuevas tecnologías y planes educativos, que permitan brindar un servicio nacional e internacional, seguro y eficiente.

Aunado a ello, la estrategia a aplicar para la formulación de las políticas públicas y planes en materia de transporte acuático y aéreo, se fundamenta en la participación del personal profesional y técnico adscrito al sector, quienes apoyados en las directrices estipuladas en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, fortalecerán el proceso de ejecución del Plan Estratégico Institucional del Ministerio del Poder Popular para el Transporte Acuático y Aéreo.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
124595	660043000	Evaluación y análisis de construcción del sector aéreo	Estudio			2	3.000.000			3.000.000
126287	660044000	Modernización y actualización tecnológica del Ministerio del Poder Popular para Transporte Acuático y Aéreo	Equipo			400	15.000.000			15.000.000
	669999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			2.112.297.375		2.112.297.375		2.112.297.375
		TOTAL					18.000.000	2.112.297.375		2.130.297.375

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
660001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	578.941.042			578.941.042
660002000	Gestión administrativa	321.882.513			321.882.513
660003000	Previsión y protección social	48.516.948			48.516.948
	TOTAL	**949.340.503**			**949.340.503**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**320**	**699**	**61**	**1.080**	**84.746.683**	**18.561.959**	**103.308.642**
Alto Nivel y de Dirección	1	2		3	176.008	272.348	448.356
Directivo	10	17	27	54	3.168.143	15.132	3.183.275
Profesional y Técnico	86	444		530	49.109.429	8.923.476	58.032.905
Personal Administrativo	190	181	34	405	25.538.113	8.159.755	33.697.868
Obrero	33	55		88	6.754.990	1.191.248	7.946.238
Personal Fijo a Tiempo Parcial		**1**		**1**	**25.508**	**4.800**	**30.308**
Profesional y Técnico		1		1	25.508	4.800	30.308
Personal Contratado	**73**	**77**		**150**	**18.978.936**		**18.978.936**
Personal Administrativo	73	77		150	18.978.936		18.978.936
TOTAL	**393**	**777**	**61**	**1.231**	**103.751.127**	**18.566.759**	**122.317.886**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**7**	**15**	**22**	**3.422.551**
Empleados	7	15	22	3.422.551
Jubilados	**96**	**227**	**323**	**45.094.397**
Empleados	96	227	323	45.094.397
TOTAL	**103**	**242**	**345**	**48.516.948**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	569.768.992			569.768.992
4.02	Materiales, suministros y mercancías	67.098.430			67.098.430
4.03	Servicios no personales	129.190.248			129.190.248
4.04	Activos reales	37.715.885			37.715.885
4.07	Transferencias y donaciones	137.566.948	2.112.297.375		2.249.864.323
4.11	Disminución de pasivos	26.000.000			26.000.000
	TOTAL	**967.340.503**	**2.112.297.375**		**3.079.637.878**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	78.650.000	2.112.297.375		2.190.947.375
4.07.01.00.00	Transferencias y donaciones corrientes internas	78.650.000			78.650.000
4.07.01.03.00	Transferencias corrientes internas al sector público	78.650.000			78.650.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	26.650.000			26.650.000
	- A0658 Instituto Aeropuerto Internacional de Maiquetía (IAIM)	13.000.000			13.000.000
	- A0939 Instituto Nacional de Aeronáutica Civil (INAC)	13.650.000			13.650.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	52.000.000			52.000.000
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)	39.000.000			39.000.000
	- A1533 Bolivariana de Aeropuertos, S.A. (BAER)	13.000.000			13.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		2.112.297.375		2.112.297.375
4.07.03.03.00	Transferencias de capital internas al sector público		2.112.297.375		2.112.297.375
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		2.112.297.375		2.112.297.375
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)		2.112.297.375		2.112.297.375

PROYECTO: COD. N.E: 124595 COD. PPTO: 660043000 Evaluación y análisis de construcción del sector aéreo

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total (2)

ASIGNACIÓN PRESUPUESTARIA: 3.000.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar el servicio de transporte aéreo, mediante la dotación de aeronaves y la transformación cualitativa y cuantitativa de la infraestructura aeroportuaria de la Patria, satisfaciendo las necesidades del país de manera eficiente, sustentable y que genere retornabilidad social y económica de los procesos productivos al más alto interés nacional, en concordancia con la nueva geopolítica del Estado Venezolano.

OBJETIVOS ESPECÍFICOS: Elaborar los estudios, planes y proyectos, a los fines de mantener en óptimas condiciones la infraestructura aérea.

RESULTADO: Proyecto elaborado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	321.428					321.428
4.04	Activos reales	2.678.572					2.678.572
	TOTAL	3.000.000					3.000.000

PROYECTO: COD. N.E: 126287 COD. PPTO: 660044000 Modernización y actualización tecnológica del Ministerio del Poder Popular para Transporte Acuático y Aéreo

UNIDAD DE MEDIDA: Equipo

CANTIDAD: Fem.(0) Mas.(0) Total (400)

ASIGNACIÓN PRESUPUESTARIA: 15.000.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el funcionamiento de los sectores acuático y aeronáutico, a través de la modernización tecnológica y de mejoramiento de la calidad de la prestación del servicio

OBJETIVOS ESPECÍFICOS: Dotar de equipos comunicacionales, de computación, impresión y reproducción, de tecnología avanzada, para optimizar la prestación del servicio en las dependencias del Ministerio del Poder Popular para Transporte Acuático y Aéreo

RESULTADO: Equipos tecnológicos adquiridos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	10.535.714					10.535.714
4.04	Activos reales	4.464.286					4.464.286
	TOTAL	15.000.000					15.000.000

PROYECTO: COD. N.E: COD. PPTO: 669999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (2.112.297.375)

ASIGNACIÓN PRESUPUESTARIA: 2.112.297.375

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones		2.112.297.375				2.112.297.375
	- 119589 Adquisición de Aeronaves Nuevas para Vuelos Locales y Regionales (EMBRAER ERJ-190)		2.112.297.375				2.112.297.375
	TOTAL		**2.112.297.375**				**2.112.297.375**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones		2.112.297.375				2.112.297.375
4.07.03.00.00	Transferencias y donaciones de capital internas		2.112.297.375				2.112.297.375
4.07.03.03.00	Transferencias de capital internas al sector público		2.112.297.375				2.112.297.375
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		2.112.297.375				2.112.297.375
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)		2.112.297.375				2.112.297.375

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	569.768.992					569.768.992
4.03	Servicios no personales	9.172.050					9.172.050
	TOTAL	**578.941.042**					**578.941.042**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	67.098.430					67.098.430
4.03	Servicios no personales	109.161.056					109.161.056
4.04	Activos reales	30.573.027					30.573.027
4.07	Transferencias y donaciones	89.050.000					89.050.000
4.11	Disminución de pasivos	26.000.000					26.000.000
	TOTAL	**321.882.513**					**321.882.513**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	78.650.000					78.650.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	78.650.000					78.650.000
4.07.01.03.00	Transferencias corrientes internas al sector público	78.650.000					78.650.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	26.650.000					26.650.000
	- A0658 Instituto Aeropuerto Internacional de Maiquetía (IAIM)	13.000.000					13.000.000
	- A0939 Instituto Nacional de Aeronáutica Civil (INAC)	13.650.000					13.650.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	52.000.000					52.000.000
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)	39.000.000					39.000.000
	- A1533 Bolivariana de Aeropuertos, S.A. (BAER)	13.000.000					13.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	48.516.948					48.516.948
	TOTAL	**48.516.948**					**48.516.948**

67

Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas

MINISTERIO DEL PODER POPULAR PARA TRANSPORTE TERRESTRE Y OBRAS PÚBLICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas, se plantea continuar y profundizar el Objetivo Histórico N° 3, Objetivo Nacional 3.4, así como los Objetivos Estratégicos y Generales, establecidos en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, enmarcados en los ámbitos de su competencia, llevándolos a cabo de manera articulada con otras instancias de gobierno, el sector privado y el poder popular, con la finalidad de contribuir a mejorar la calidad de vida de la población, generación de empleo, inversión y crecimiento socioeconómico, destacándose para este año, los siguientes:

- Mantener y construir las carreteras, autopistas y troncales, conectando las grandes y medianas ciudades a lo largo del Territorio Nacional.
- Construir la infraestructura vial, que permita conectar las zonas industriales con las áreas de explotación de recursos y mejorar las condiciones de las carreteras en las zonas rurales y agrícolas.
- Mejorar el servicio público a los usuarios y desplazar el viejo parque automotor que genera un alto consumo de combustible, promoviendo la creación de empresas de transporte, bajo el esquema de propiedad social directa o indirecta e incorporando progresivamente energías limpias en las unidades de transporte público y privado.
- Culminar la construcción y rehabilitación de los tramos ferroviarios en ejecución y desarrollar nuevos como columna vertebral de los Ejes de Integración de Desarrollo, para el transporte de pasajeros, productos agrícolas, industriales y bienes comerciales.
- Fortalecer las empresas estatales dirigidas al transporte terrestre que permita mejorar el servicio público, materias primas, bienes intermedios y productos terminados, con elevada eficiencia, bajos costos y tarifas justas.

Dichos objetivos están estrechamente relacionados con las competencias establecidas en el artículo 4 del Decreto Nº 8.559 de fecha 01/11/11, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.791 del 02/11/11, las cuales son asumidas por el Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas, creado según Decreto N° 1.213 del 02/09/14, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 40.489 del 03/09/14. Estas competencias son las siguientes:

- Diseñar, formular y evaluar políticas, estrategias, planes y programas, regidos por principios y valores éticos, destinados a garantizar las actividades del Ejecutivo Nacional en materia de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos.
- Formular, desarrollar, evaluar y ejecutar las políticas públicas del Estado, especialmente en materia de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos, en coordinación con los órganos y entes competentes de la Administración Pública Central y Descentralizada, en materia de planificación nacional y territorial, la ordenación del territorio, del ambiente y el comercio.

- Formular, evaluar y ejecutar políticas que permitan valorar el sistema de Transporte Ferroviario Nacional y medios de transporte similares, en coordinación con los órganos y entes competentes de la Administración Central y Descentralizada, en materia de planificación nacional y territorial, la ordenación del territorio y del ambiente.

- Garantizar la construcción y mantenimiento de los planes y proyectos de infraestructura vial, integradas con las de comunicaciones, en coordinación con los órganos y entes competentes de la Administración Pública Central y Descentralizada, en materia de planificación nacional y territorial, la ordenación del territorio y del ambiente.

- Diseñar, planificar e instrumentar programas, planes y proyectos de obras de infraestructura vial, de equipamiento del territorio nacional y redes que conecten las distintas regiones y ciudades del país, en coordinación con los órganos y entes competentes en materia de planificación nacional y territorial, ambiente, ordenación del territorio, así como con los Estados y Municipios, cuando corresponda, a fin de asegurar su participación activa en la sociedad protagónica y socialista.

- Dictar, formular, supervisar y evaluar políticas en materia de transporte de pasajeros en general.

- Fijar tarifas y fletes sobre los servicios de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos, de conformidad con la normativa aplicable, en coordinación con el órgano competente en comercio.

- Promover el uso de sistemas y tecnologías de información en la prestación de servicios de transporte terrestre, en coordinación con los órganos y entes competentes en la materia.

- Diseñar, formular, supervisar y controlar las actividades de sus entes adscritos.

- Garantizar la capacitación, formación y retención del talento humano del órgano; en especial, el personal base encargado de brindar la atención adecuada en materia de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos.

- Las demás atribuciones que le confieran las leyes, reglamentos, resoluciones y otros actos normativos.

El cumplimiento de las citadas competencias alineadas con las directrices generales contempladas en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, se estima ejecutar una asignación presupuestaria fijada por el Ejecutivo Nacional para el Ejercicio Económico Financiero 2015 de Bs. 15.385.734.566, de los cuales Bs. 9.056.553.118 (58,86%) corresponden a ingresos ordinarios y Bs. 6.329.181.448 (41,14%), a través de la Ley Especial de Endeudamiento Anual (LEEA).

En lo correspondiente al funcionamiento Institucional, se mantendrá la política de racionalización del gasto y optimización de los recursos, en atención al Decreto N° 6.649 del 24-03-2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 del 25-03-2009, mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional, además de la instrumentación de otras medidas de control sobre los gastos administrativos, que permitan disminuir el consumo de energía eléctrica y preservación del medio ambiente, al hacer mayor uso del medio informático para las comunicaciones internas y externas, con el objeto de favorecer el ahorro de papelería, tinta y tóner; reparación y mantenimiento de bienes, en lugar de nuevas adquisiciones, entre otras medidas.

La asignación por Ley Especial de Endeudamiento Anual (LEEA), estará dirigida a cubrir algunos de los proyectos a ser ejecutados por los entes adscritos: C.A. Metro de Caracas, Instituto de Ferrocarriles del Estado y C.A Metro los Teques, los cuales corresponden a obras importantes y de gran impacto para el bienestar de la sociedad, y al logro de los objetivos generales y estratégicos previstos por el Ejecutivo Nacional.

Cabe destacar, que el Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas, conjuntamente con sus entes adscritos, además de los proyectos que se tienen estimados ejecutar en el año 2015, realizará los esfuerzos necesarios para lograr financiamiento para aquellos que deban continuar su ejecución, pero que aún no cuentan con asignación presupuestaria, por ejemplo: Segundo Puente sobre el Lago de Maracaibo, Prolongación de la Avenida Boyacá (Cota Mil), Plan Nacional de Vialidad y Plan Nacional de Transporte Público, entre otros.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124546	670029000	Fortalecimiento y capacitación a las comunidades organizadas para la transición al socialismo	Curso			21	4.000.000			4.000.000
124438	670031000	Servicio educativo integral para los hijos de los trabajadores del Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas y sus entes adscritos (Sede Central)	Promoción			240	6.933.152			6.933.152
124597	670032000	Atención primaria de emergencias viales en el territorio nacional	Emergencia			36	2.500.000			2.500.000
	679999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			6.329.181.448		6.329.181.448		6.329.181.448
TOTAL							13.433.152	6.329.181.448		6.342.614.600

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
670001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.720.864.960			1.720.864.960
670002000	Gestión administrativa	6.411.724.388			6.411.724.388
670003000	Previsión y protección social	910.030.618			910.030.618
670007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	500.000			500.000
	TOTAL	9.043.119.966			9.043.119.966

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**2.014**	**3.676**		**5.690**	**170.259.687**	**97.240.900**	**267.500.587**
Altos Funcionarios y de Elección Popular		1		1	25.508	7.142	32.650
Alto Nivel y de Dirección		3		3	76.525	21.427	97.952
Directivo	79	72		151	4.814.147	3.145.477	7.959.624
Profesional y Técnico	558	681		1.239	39.501.507	25.809.580	65.311.087
Personal Administrativo	231	565		796	25.377.885	16.581.458	41.959.343
Personal Médico	3	9		12	382.581	249.972	632.553
Obrero	1.143	2.345		3.488	100.081.534	51.425.844	151.507.378
Personal Fijo a Tiempo Parcial	**21**	**26**		**47**	**1.030.380**	**385.622**	**1.416.002**
Personal Médico	21	26		47	1.030.380	385.622	1.416.002
Personal Contratado	**713**	**517**		**1.230**	**43.274.109**		**43.274.109**
Profesional y Técnico	414	300		714	29.174.927		29.174.927
Obrero	299	217		516	14.099.182		14.099.182
TOTAL	**2.748**	**4.219**		**6.967**	**214.564.176**	**97.626.522**	**312.190.698**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**4.081**	**2.720**	**6.801**	**327.173.636**
Empleados	4.081	2.720	6.801	327.173.636
Jubilados	**7.715**	**5.145**	**12.860**	**582.856.982**
Alto Nivel y de Dirección		1	1	128.403
Empleados	7.715	5.144	12.859	582.728.579
TOTAL	**11.796**	**7.865**	**19.661**	**910.030.618**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.710.931.405			1.710.931.405
4.02	Materiales, suministros y mercancías	292.886.717			292.886.717
4.03	Servicios no personales	397.323.617			397.323.617
4.04	Activos reales	11.877.988			11.877.988
4.07	Transferencias y donaciones	6.620.162.807	6.329.181.448		12.949.344.255
4.11	Disminución de pasivos	23.370.584			23.370.584
	TOTAL	**9.056.553.118**	**6.329.181.448**		**15.385.734.566**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	5.708.132.189	6.329.181.448		12.037.313.637
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.708.132.189			5.708.132.189
4.07.01.03.00	Transferencias corrientes internas al sector público	5.708.132.189			5.708.132.189
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.428.594.293			1.428.594.293
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	390.237.645			390.237.645
	- A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)	20.917.237			20.917.237
	- A0659 Instituto de Ferrocarriles del Estado (IFE)	1.017.439.411			1.017.439.411
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	4.279.537.896			4.279.537.896
	- A0148 Empresa Socialista Metro de Maracaibo, C.A. (METROMARA)	151.972.449			151.972.449
	- A0212 C.A. Metro los Teques (METROTEQUES)	95.289.969			95.289.969
	- A0621 C.A. Metro de Caracas (CAMETRO)	3.500.000.000			3.500.000.000
	- A0651 C.A. Metro de Valencia (VALMETRO)	193.895.014			193.895.014
	- A1265 Sistema Integral de Transporte Superficial, S.A.	185.227.407			185.227.407
	- A1283 Empresa para la Infraestructura Ferroviaria Latinoamericana, S.A. (FERROLASA)	3.000.000			3.000.000
	- A1288 Insumos Ferroviarios, C.A.	7.604.312			7.604.312
	- A1518 Sistema de Transporte Masivo de Barquisimeto, C.A. (TRANSBAR, C.A.)	53.336.806			53.336.806
	- A1538 Trolebús Mérida, C.A. (TROMERCA)	89.211.939			89.211.939
4.07.03.00.00	Transferencias y donaciones de capital internas		6.329.181.448		6.329.181.448
4.07.03.03.00	Transferencias de capital internas al sector público		6.329.181.448		6.329.181.448

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		1.279.505.622		1.279.505.622
	- A0659 Instituto de Ferrocarriles del Estado (IFE)		1.279.505.622		1.279.505.622
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		5.049.675.826		5.049.675.826
	- A0212 C.A. Metro los Teques (METROTEQUES)		2.861.528.262		2.861.528.262
	- A0621 C.A. Metro de Caracas (CAMETRO)		2.188.147.564		2.188.147.564

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.000.000			2.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.000.000			2.000.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	2.000.000			2.000.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	2.000.000			2.000.000
	- S2263 Asociación Civil de Acción Social del Ministerio del Poder Popular para Transporte Terrestre	2.000.000			2.000.000

PROYECTO: COD. N.E: 124546 COD. PPTO: 670029000 Fortalecimiento y capacitación a las comunidades organizadas para la transición al Socialismo

UNIDAD DE MEDIDA: Curso

CANTIDAD: Fem.(0) Mas.(0) Total(21)

ASIGNACIÓN PRESUPUESTARIA: 4.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mediante la formulación, seguimiento, control, evaluación de las políticas públicas, estrategias, planes nacionales, sectoriales y regulaciones, en consulta con todos los subsectores involucrados, dotaremos y consolidaremos, a mediano plazo, de una excelente red de infraestructura vial de transporte y servicios conexos al territorio nacional, a fin de contribuir a la mayor suma de bienestar y felicidad social de los habitantes de nuestra República Bolivariana de Venezuela.

OBJETIVOS ESPECÍFICOS: Formar y capacitar a las comunidades organizadas para la transición al socialismo

RESULTADO: Comunidad capacitada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.721.429					1.721.429
4.03	Servicios no personales	1.378.571					1.378.571
4.04	Activos reales	900.000					900.000
	TOTAL	**4.000.000**					**4.000.000**

PROYECTO: COD. N.E: 124438 COD. PPTO: 670031000 Servicio Educativo Integral para los Hijos de los Trabajadores del Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas y sus entes adscritos (Sede Central)

UNIDAD DE MEDIDA: Promoción

CANTIDAD: Fem.(0) Mas.(0) Total(240)

ASIGNACIÓN PRESUPUESTARIA: 6.933.152

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Extender la cobertura de la matrícula escolar a toda la población, con énfasis en las poblaciones excluidas, de la siguiente manera: a) Etapa de maternal: incrementar la matrícula de 13% a 40%; b) Etapa de preescolar: universalizar la matrícula al 100% de cobertura; c) Etapa primaria: consolidar la universalización, aumentando al de instrucción promedio no menor a educación media general o media técnica; e) Incrementar la matrícula de la educación técnica al 40%.

OBJETIVOS ESPECÍFICOS: Brindar un servicio integral y óptimo el cual se corresponda con las políticas educativas, en función de una educación de calidad a los hijos de los trabajadores en edad preescolar.

RESULTADO: Niños y Niñas promovidos al siguiente nivel de Educación Inicial y/o Básica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.465.171					5.465.171
4.03	Servicios no personales	1.244.981					1.244.981
4.04	Activos reales	223.000					223.000
	TOTAL	**6.933.152**					**6.933.152**

PROYECTO: COD. N.E: 124597 COD. PPTO: 670032000 Atención Primaria de Emergencias Viales en el Territorio Nacional

UNIDAD DE MEDIDA: Emergencia

CANTIDAD: Fem.(0) Mas.(0) Total(36)

ASIGNACIÓN PRESUPUESTARIA: 2.500.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mediante la formulación, seguimiento, control, evaluación de las políticas públicas, estrategias, planes nacionales, sectoriales y regulaciones, en consulta con todos los subsectores involucrados, dotaremos y consolidaremos, a mediano plazo, de una excelente red de infraestructura vial de transporte y servicios conexos al territorio nacional, a fin de contribuir a la mayor suma de bienestar y felicidad social de los habitantes de nuestra República Bolivariana de Venezuela.

OBJETIVOS ESPECÍFICOS: Adquirir, reparar y mantener las maquinarias y equipos requeridos por el Centro Nodal de Operaciones, a fin de atender las emergencias de manera eficaz y eficiente en diferentes entidades del país

RESULTADO: Emergencia atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.232.143					2.232.143
4.03	Servicios no personales	267.857					267.857
	TOTAL	2.500.000					2.500.000

PROYECTO:	COD. N.E: COD. PPTO: 679999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(6.329.181.448)
ASIGNACIÓN PRESUPUESTARIA:	6.329.181.448
OBJETIVO HISTÓRICO:	III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos.
OBJETIVOS ESPECÍFICOS:	Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.
RESULTADO:	Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones		6.329.181.448				6.329.181.448
	- 112797 Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa		1.279.505.622				1.279.505.622
	- 119519 Línea 2, El Tambor - San Antonio de Los Altos Sistema Metro Los Teques (Equipamiento)		1.572.380.546				1.572.380.546
	- 35280 Línea 5. Tramo Plaza Venezuela-Miranda II		1.219.753.962				1.219.753.962
	- 36998 Línea 2. El Tambor - San Antonio de Los Altos (Obras Civiles)		1.289.147.716				1.289.147.716
	- 99643 Rehabilitación de la Línea 1 del Metro de Caracas		968.393.602				968.393.602
TOTAL			**6.329.181.448**				**6.329.181.448**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones		6.329.181.448				6.329.181.448
4.07.03.00.00	Transferencias y donaciones de capital internas		6.329.181.448				6.329.181.448
4.07.03.03.00	Transferencias de capital internas al sector público		6.329.181.448				6.329.181.448
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		1.279.505.622				1.279.505.622
	- A0659 Instituto de Ferrocarriles del Estado (IFE)		1.279.505.622				1.279.505.622
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		5.049.675.826				5.049.675.826
	- A0212 C.A. Metro los Teques (METROTEQUES)		2.861.528.262				2.861.528.262
	- A0621 C.A. Metro de Caracas (CAMETRO)		2.188.147.564				2.188.147.564

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.710.931.405					1.710.931.405
4.03	Servicios no personales	9.933.555					9.933.555
	TOTAL	**1.720.864.960**					**1.720.864.960**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	282.982.082					282.982.082
4.03	Servicios no personales	384.484.545					384.484.545
4.04	Activos reales	10.754.988					10.754.988
4.07	Transferencias y donaciones	5.710.132.189					5.710.132.189
4.11	Disminución de pasivos	23.370.584					23.370.584
	TOTAL	**6.411.724.388**					**6.411.724.388**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.708.132.189					5.708.132.189
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.708.132.189					5.708.132.189
4.07.01.03.00	Transferencias corrientes internas al sector público	5.708.132.189					5.708.132.189
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.428.594.293					1.428.594.293
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	390.237.645					390.237.645
	- A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)	20.917.237					20.917.237
	- A0659 Instituto de Ferrocarriles del Estado (IFE)	1.017.439.411					1.017.439.411
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	4.279.537.896					4.279.537.896
	- A0148 Empresa Socialista Metro de Maracaibo, C.A. (METROMARA)	151.972.449					151.972.449
	- A0212 C.A. Metro los Teques (METROTEQUES)	95.289.969					95.289.969
	- A0621 C.A. Metro de Caracas (CAMETRO)	3.500.000.000					3.500.000.000
	- A0651 C.A. Metro de Valencia (VALMETRO)	193.895.014					193.895.014
	- A1265 Sistema Integral de Transporte Superficial, S.A.	185.227.407					185.227.407
	- A1283 Empresa para la Infraestructura Ferroviaria Latinoamericana, S.A. (FERROLASA)	3.000.000					3.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1288 Insumos Ferroviarios, C.A.	7.604.312					7.604.312
	- A1518 Sistema de Transporte Masivo de Barquisimeto, C.A. (TRANSBAR, C.A.)	53.336.806					53.336.806
	- A1538 Trolebús Mérida, C.A. (TROMERCA)	89.211.939					89.211.939

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.000.000					2.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.000.000					2.000.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	2.000.000					2.000.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	2.000.000					2.000.000
	- S2263 Asociación Civil de Acción Social del Ministerio del Poder Popular para Transporte Terrestre	2.000.000					2.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	910.030.618					910.030.618
	TOTAL	**910.030.618**					**910.030.618**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	485.892					485.892
4.03	Servicios no personales	14.108					14.108
	TOTAL	500.000					500.000

68

Ministerio del Poder Popular para Industrias

MINISTERIO DEL PODER POPULAR PARA INDUSTRIAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, el Ministerio del Poder Popular para Industrias, con el propósito de seguir cumpliendo con su relevante misión de: "Ejercer la rectoría del Ejecutivo Nacional, en el desarrollo de las industrias básicas, intermedias y ligeras del país, mediante la inclusión social en el proceso productivo, promoviendo la transferencia tecnológica y la innovación de tecnología nacional, para la instalación, reactivación, reconversión y reimpulso de la industria nacional, hacia la satisfacción de las necesidades nacionales y locales de la población, sustituyendo las importaciones, en el marco de los valores y principios socialistas, que conlleven al fortalecimiento de la economía productiva", ha orientado sus políticas, estrategias, objetivos y proyectos, dentro de lo establecido en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, así como de las 5 Grandes Revoluciones, con especial énfasis en la "Revolución Económica Productiva", esto con el compromiso de lograr la mayor eficacia política y eficiencia en la gestión revolucionaria para la construcción y consolidación del nuevo modelo productivo socialista, basado en una economía productiva y diversificada, que potencie las capacidades internas de producción de bienes, servicios y permita satisfacer las necesidades de la población.

En este sentido, la gestión del Ministerio, se centra fundamentalmente en la ejecución de cinco (5) grandes líneas estratégicas, como lo son:

- Incrementar la capacidad de gobierno y la eficiencia industrial pública.
- Desarrollar proyectos motrices en sectores estratégicos industriales.
- Fortalecer el sector transformador intermedio.
- Conformar tejidos industriales en pequeñas y medianas industrias (PYMI) y en escala comunal.
- Fortalecer los mecanismos de regulación, tecnología y ambiente para el sector industrial.

En cumplimiento de la política de Estado que procura la racionalización del gasto público, la política presupuestaria del Ministerio del Poder Popular para Industrias para el Ejercicio Económico Financiero 2015, enfatiza en la racionalización, uso y aplicación de los recursos públicos asignados. Para el 2015, se asignó al Ministerio del Poder Popular para Industrias y sus entes adscritos una cuota presupuestaria a través del Ejecutivo Nacional, de Bs. 2.806.596.537 y Bs. 5.583.896.533 asignados a través de la Ley Especial de Endeudamiento Anual (LEEA), para la ejecución del proyecto: "Diseño, Construcción y Operación de un Complejo Siderúrgico", el cual está siendo desarrollado por la Empresa de Producción Social Siderúrgica Nacional, C.A.

La asignación por recursos ordinarios será destinada a cubrir los gastos de funcionamiento, fundamentalmente, los inherentes a los trabajadores y trabajadoras y aquellos que permitan el buen funcionamiento de la sede ministerial, las transferencias a los entes adscritos, así como para los proyectos de ejecución directa por parte del Ministerio y los estratégicos inherentes al sector industrial.

Para el Ejercicio Económico Financiero 2015, el Ministerio del Poder Popular para Industrias posee una cartera de cinco (5) proyectos, los cuales se encuentran enmarcados dentro de las cinco (5) grandes líneas estratégicas ya enunciadas, detallados a continuación:

1. "Sistema de análisis prospectivo industrial", que permitirá diseñar un sistema georreferenciado a nivel nacional, para la realización de los análisis prospectivos de los flujos económicos del sector industrial.

2. "Promover el plan nacional de recuperación de residuos y manejo de desechos industriales", el cual continuará la tarea de transformar subproductos de origen no ferroso en materia prima, con el fin de impulsar el desarrollo nacional y la generación de redes productivas para contribuir con el avance de la economía, a la vez de contribuir con la reducción de la contaminación en función de la mejora y/o minimización del impacto ambiental.

3. "Impulsar la formación integral y organizacional para los trabajadores y trabajadoras del Ministerio del Poder Popular para Industrias, unidades socio-productivas y entes adscritos", con el objeto de fortalecer la formación política-ideológica, socio cultural y técnica, a fin de garantizar la integralidad profesional y ocupacional del trabajo, que permita la participación protagónica del trabajador y trabajadora como sujeto activo del proceso productivo.

4. "Impulso a las redes estratégicas, tejidos y entramado industrial para el fortalecimiento de cada uno de los sectores productivos", el cual afianzará la conformación de redes estratégicas en todo el aparato industrial permitiendo unir cada uno de los eslabones en los distintos sectores de producción nacional, creando de esta manera un sistema de tejidos productivos y entramado industrial, diversificando y fortaleciendo la capacidad operativa y la industrialización del país.

5. "Adecuación y acondicionamiento del edificio central sede del Ministerio del Poder Popular para Industrias (fase II)", con el propósito de que sea utilizado como oficinas de trabajo, siguiendo la normativa del Comité de Salud e Higiene Laboral de acuerdo con lo establecido por los entes reguladores.

Es importante destacar, que el Despacho de Industrias continuará brindando apoyo y soporte financiero a sus entes adscritos, con la finalidad de alcanzar el desarrollo sustentable del complejo industrial del país, para lo cual se destinaron recursos ordinarios por el orden de Bs. 1.872.465.771, destacando entre ellos: Corporación Venezolana de Guayana (CVG), Registro Nacional Único de Operadores de Sustancias Químicas Controladas, Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi), Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin), Corporación Venezolana del Plástico, S.A. (Coveplast, S.A.), Empresa de Propiedad Social Maderas del Orinoco, C.A., Conglomerado Productivo, S.A., Industria Venezolana Endógena de Válvulas, Sociedad Anónima (Inveval, S.A.), Empresa de Producción Social Recuperadora de Materias Primas, C.A., Empresa de Producción Social Constructora Nacional de Rieles para Vías Férreas y Estructuras Metálicas para ser destinadas en la Construcción de Viviendas y otras Aplicaciones, C.A. y Corporación de Industrias Intermedias de Venezuela, S.A. (Corpivensa).

CORPORACIÓN VENEZOLANA DE GUAYANA (CVG)

La Corporación Venezolana de Guayana (CVG), adscrita al Ministerio del Poder Popular para Industrias, creada mediante Decreto N° 430, de fecha 29 de diciembre de 1960, está orientada a cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sustentable en coordinación con otras instituciones, a los fines de impulsar el nuevo modelo socio-productivo del país.

Con esta visión y en el marco de los lineamientos dictados por el Ejecutivo Nacional, la CVG se ha convertido en la agencia de desarrollo regional, cuya responsabilidad se fundamenta en la promoción de inversiones; la planificación concertada del desarrollo y la coordinación interinstitucional de los agentes del territorio, este último, como elemento clave y necesario para la atracción de inversiones que le den coherencia a los esfuerzos que desde la región, acometen los distintos agentes territoriales, garantizando de esta manera, gobernabilidad mediante instrumentos de gestión compartida y facilitando los procesos para la realización de proyectos y programas que dinamicen el desarrollo de la Región Guayana.

El proceso de formulación del Plan - Presupuesto realizado por la CVG se enmarcó en acciones dentro de la cual destacan:

Análisis del Plan de la Patria, como elemento fundamental de orientación para los órganos de la Administración Pública Nacional para la formulación de sus planes para el ejercicio económico financiero 2015, obteniendo el documento titulado "CVG y su Vinculación con las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", el cual constituye un instrumento de transición o de propuestas viables para las transformaciones revolucionarias hacia el socialismo que la Corporación Venezolana de Guayana debe adoptar.

Reorientación de las Líneas Estratégicas de la Corporación Venezolana de Guayana, con base a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y en consideración a la situación actual de la Institución, se definieron los lineamientos estratégicos de la Corporación, incluyéndose el asociado al rol de tutela y el desarrollo comunal así como al fortalecimiento de los ya existentes, buscando reforzar la asociación de las acciones de la Organización con la construcción del socialismo bolivariano exigido por el Ejecutivo Nacional.

Para el año 2015 a la Corporación Venezolana de Guayana (CVG), se le asignan recursos a través del Ministerio del Poder Popular para Industrias por Bs. 801.025.513, recursos orientados al financiamiento de sus gastos de funcionamiento, así como a la ejecución de sus proyectos.

REGISTRO NACIONAL ÚNICO DE OPERADORES DE SUSTANCIAS QUÍMICAS CONTROLADAS

Es un servicio desconcentrado, autónomo encargado del control administrativo de la producción, fabricación, preparación, transformación, almacenamiento, comercialización, corretaje, exportación, importación, transporte y desecho, así como cualquier otro tipo de transacciones en las que se encuentren involucradas las sustancias químicas controladas. Este control está dirigido a las personas naturales y jurídicas que se encuentren involucradas en cualquiera de las actividades antes mencionadas. Todo ello enmarcado en la Ley Orgánica de Drogas, Gaceta Oficial de la República Bolivariana de Venezuela N° 39.510 de fecha 15/09/2010.

Para el Ejercicio Económico Financiero 2015, el ente contará con una fuente de financiamiento proveniente del Despacho para Industrias por la cantidad de Bs. 12.648.403 donde Bs. 8.353.323 se destinarán a financiar sus gastos corrientes que le permitirán garantizar su operatividad y Bs. 4.295.080 a la ejecución de sus proyectos.

INSTITUTO NACIONAL DE DESARROLLO PARA LA PEQUEÑA Y MEDIANA INDUSTRIA (Inapymi)

El Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi) fue creado por Ley Habilitante, mediante Decreto 1.547 del 09/11/2001 con fuerza de Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.552 Extraordinaria, de fecha 12 de Noviembre de 2001.

En el marco del proceso para el fortalecimiento de la democracia socio económica y percibiendo la pequeña y mediana industria (PYMI) como uno de los sectores de mayor impacto en la generación de empleos y de inversiones y sobre todo garante de la diversificación de las actividades productivas del país, el 12 de Noviembre de 2001, el Presidente de República Bolivariana de Venezuela, Hugo Rafael Chávez Frías, a través del Decreto Nº 1.547, creó el Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi).

De acuerdo a la Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria, en su artículo 31, el Instituto tiene como objetivo ejecutar las políticas de fomento, recuperación, promoción y desarrollo que en materia de la pequeña y mediana industria dicte el Ejecutivo Nacional, a través del Ministerio de adscripción.

Para el año 2015, el Instituto percibirá una transferencia del Ejecutivo Nacional a través del Ministerio del Poder Popular para Industrias por Bs. 506.106.132, de los cuales Bs. 174.814.417 se destinarán a financiar sus gastos corrientes y Bs. 331.291.715 se otorgan para la ejecución de sus proyectos.

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLOGÍA (Fondoin)

Es una fundación encargada de promover y garantizar la aplicación de los convenios internacionales firmados por el Estado venezolano relativos al control de las sustancias agotadoras de la capa de ozono (Convenio de Viena y Protocolo de Montreal y sus Enmiendas).

El Fondo de Reconversión Industrial fue creado en octubre de 1992, y es la primera y única institución de carácter técnico en Venezuela, especializada en el tema del uso, consumo, producción y manejo de sustancias que agotan la capa de ozono.

Para llevar adelante su misión, Fondoin trabaja en coordinación con los Ministerios del Poder Popular para Industrias, Ambiente, Relaciones Exteriores y con diversos gremios industriales, además de contar con el apoyo de organismos de Cooperación Internacional tales como la Organización de Naciones Unidas para el Desarrollo Industrial (Onudi), el Programa de las Naciones Unidas para el Desarrollo (PNUD), el Banco Mundial y el Programa de las Naciones Unidas para el Medio Ambiente (Pnuma).

A partir de un Plan de Ampliación de Capacidades Institucionales, el Fondo ha venido ejecutando desde el año 2003 un conjunto de proyectos asignados por el Ejecutivo Nacional para el desarrollo de la estrategia de consolidación de un nuevo modelo productivo, para lo cual concentra esfuerzos en las áreas de asistencia técnica integral, reconversión tecnológica y producción más limpia, los cuales complementan políticas públicas de desarrollo de la pequeña y mediana industria a nivel nacional.

En aras de garantizar la misión del Fondo durante el Ejercicio Económico Financiero 2015, el ente contará con un aporte del Ejecutivo Nacional por intermedio del Ministerio del Poder Popular para Industrias de Bs. 7.494.995, para cubrir sus gastos de funcionamiento.

CORPORACIÓN VENEZOLANA DEL PLÁSTICO, S.A. (Coveplast, S.A.)

La Corporación fue creada para impulsar, apoyar y desarrollar empresas socialistas para la transformación industrial de polímeros, fertilizantes y químicos, que incluyen proyectos comunitarios sostenibles en armonía con el ambiente y su entorno.

Para el año 2015, la empresa contará con un aporte del Ejecutivo Nacional por Bs. 52.629.665, que se destinarán al financiamiento de sus gastos corrientes.

EMPRESA DE PROPIEDAD SOCIAL MADERAS DEL ORINOCO, C.A. (Maderas del Orinoco, C.A.)

Fue constituida en 1988 para promover el desarrollo de la industria forestal y de la madera en el oriente del país. Maneja una superficie plantada de pino caribe de más de 400 mil hectáreas, concentradas en un lote boscoso ubicado al sur de los estados Anzoátegui y Monagas. Hoy en día es el bosque creado más grande del mundo.

Su misión es desarrollar plantaciones forestales de manera sustentable y competitiva, comercializar sus productos y promover su industrialización contando con el capital humano calificado para responder a las demandas del país. La empresa se orienta hacia la calidad mundial, mejorando el nivel de vida de las comunidades aledañas logrando la satisfacción de sus empleados, clientes, accionistas y proveedores.

A partir del año 2001, produce semillas de pino genéticamente mejoradas y adaptadas a nuestras condiciones de suelo y clima, que además de satisfacer la demanda interna, generará excedentes para la comercialización. Impulsa proyectos que utilicen pino caribe como materia prima, entre los que se cuentan la construcción de viviendas con componentes de madera.

A la empresa se le han asignado a través de transferencias corrientes del Ejecutivo Nacional, recursos por Bs. 150.263.611, destinados a garantizar sus gastos de funcionamiento y operatividad durante el año 2015.

CONGLOMERADO PRODUCTIVO, S.A.

Es una empresa socialista orientada al desarrollo y fortalecimiento de los sectores productivos del país con el objeto de coordinar las actividades propias de los conglomerados. La categoría de conglomerados presenta avances en el área textil, en la que se conjugan distintas empresas para procurar materia prima y procesos de distribución a través de las redes del Estado.

Para el año 2015 recibe un aporte a través del Ministerio del Poder Popular para Industrias por Bs. 4.433.678 para cubrir sus gastos de funcionamiento.

INDUSTRIA VENEZOLANA ENDÓGENA DE VÁLVULAS, SOCIEDAD ANÓNIMA (Inveval, S.A.)

Industria Venezolana Endógena de Válvulas, Sociedad Anónima (Inveval, S.A.), antigua Constructora Nacional de Válvulas (CNV) creada en 1970; es una empresa recuperada por el Estado venezolano y está encargada de la producción y comercialización de válvulas industriales.

En este sentido y en pro de garantizar el normal desempeño de sus funciones, para el año 2015 el Despacho para Industrias otorgará una transferencia corriente por el orden de Bs. 4.922.550.

EMPRESA DE PRODUCCIÓN SOCIAL RECUPERADORA DE MATERIAS PRIMAS, C.A.

La empresa tiene como objetivo la recuperación, procesamiento y comercialización en el mercado interno, de todo tipo de desechos y materias primas reciclables. Para el Ejercicio Económico Financiero 2015 recibirá una transferencia por Bs. 11.007.553 para cubrir sus gastos de funcionamiento.

EMPRESA DE PRODUCCIÓN SOCIAL CONSTRUCTORA NACIONAL DE RIELES PARA VÍAS FÉRREAS Y ESTRUCTURAS METÁLICAS PARA SER DESTINADAS EN LA CONSTRUCCIÓN DE VIVIENDAS Y OTRAS APLICACIONES, C.A.

La empresa tiene por objeto el estudio para la instalación de una planta destinada a la producción de rieles para vías férreas y perfiles para estructuras metálicas a ser empleadas en la construcción de viviendas y otras aplicaciones, con una capacidad instalada de 750.000 TM/año.

Para cubrir sus gastos de funcionamiento, el Ministerio del Poder Popular para Industrias le otorgará una transferencia corriente por Bs. 402.031 para el año 2015.

CORPORACIÓN DE INDUSTRIAS INTERMEDIAS DE VENEZUELA, S.A. (Corpivensa)

Corporación adscrita al Ministerio del Poder Popular para Industrias, contribuye con la soberanía industrial y productiva del país, bajo un concepto de economía socialista en el cual el desarrollo de las actividades industriales del Estado funcionan para satisfacer las necesidades del pueblo y, a su vez, busca la independencia tecnológica que posicione las capacidades de los venezolanos y las venezolanas.

Bajo esta premisa, el nuevo aparato productivo al servicio de los venezolanos, promueve la construcción de fábricas socialistas en todo el territorio nacional, para dinamizar las cadenas productivas.

Actualmente, Corpivensa cuenta con fábricas instaladas, producto de la integración con naciones hermanas dispuestas a cooperar en materia económica, industrial y apropiación del conocimiento, esto último bajo los acuerdos de transferencia tecnológica establecidos en los diferentes convenios internacionales que garantizan a Venezuela una soberanía e independencia tecnológica.

En la actualidad, Corpivensa maneja convenios para ejecución de proyectos en materia económica e industrial con países como: Argentina, Brasil, China e Irán, donde la transferencia tecnológica juega un papel fundamental.

A la Corporación de Industrias Intermedias de Venezuela, S.A. (Corpivensa), se le ha asignado a través de transferencia corriente Bs. 321.531.640, de los cuales Bs. 274.939.382 serán para cubrir sus gastos de funcionamiento y Bs. 46.592.258 para continuar la ejecución de sus proyectos.

EMPRESA DE PRODUCCIÓN SOCIAL SIDERÚRGICA NACIONAL, C.A.

La empresa tiene por objeto realizar los estudios necesarios para diseñar y construir un complejo siderúrgico, con la finalidad de fabricar productos semielaborados para las plantas de tubos sin costura, rieles, láminas en caliente para tubería petrolera soldada de gran diámetro y chapas gruesas para la industria petrolera, naval y de la construcción; con énfasis en la economía social y el aprovechamiento de los recursos naturales de la Nación.

Para el año 2015 contará con una asignación proveniente de la Ley Especial de Endeudamiento Anual por Bs. 5.583.896.533, para ejecutar el proyecto de diseño, construcción y operación de un complejo siderúrgico.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
126569	680045000	Sistema de análisis prospectivo industrial	Sistema			1	2.289.841			2.289.841
126568	680046000	Promover el plan nacional de recuperación de residuos y manejo de desechos industriales	Asistencia Técnica			50	3.315.910			3.315.910
126577	680047000	Impulsar la formación integral y organizacional para los trabajadores y trabajadoras del Ministerio del Poder Popular para Industrias, unidades socio-productivas y entes adscritos	Persona	670	530	1.200	3.885.400			3.885.400
126602	680048000	Impulso a las redes estratégicas, tejidos y entramado industrial para el fortalecimiento de cada uno de los sectores productivos.	Red			8	1.408.849			1.408.849
126575	680049000	Adecuación y acondicionamiento del edificio central sede del Ministerio del Poder Popular para Industrias (fase II)	Acondicionamiento			1	28.268.508			28.268.508
	689999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			5.773.686.076	451.081.258	5.583.896.533		6.034.977.791
		TOTAL					490.249.766	5.583.896.533		6.074.146.299

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
680001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	640.519.000			640.519.000
680002000	Gestión administrativa	1.673.555.579			1.673.555.579
680003000	Previsión y protección social	2.272.192			2.272.192
	TOTAL	**2.316.346.771**			**2.316.346.771**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**117**	**121**	**408**	**646**	**37.169.006**	**142.873**	**37.311.879**
Altos Funcionarios y de Elección Popular		1		1	51.017		51.017
Alto Nivel y de Dirección		4		4	204.067		204.067
Directivo	27	27	47	101	5.152.697		5.152.697
Profesional y Técnico	67	48	215	330	19.851.796	127.502	19.979.298
Personal Administrativo	19	3		22	1.163.466	2.827	1.166.293
Obrero	4	38	146	188	10.745.963	12.544	10.758.507
Personal Contratado	**465**	**282**		**747**	**57.342.238**		**57.342.238**
Profesional y Técnico	465	282		747	57.342.238		57.342.238
TOTAL	**582**	**403**	**408**	**1.393**	**94.511.244**	**142.873**	**94.654.117**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**3**	**1**	**4**	**579.168**
Empleados	3	1	4	579.168
Jubilados	**13**	**2**	**15**	**1.693.024**
Empleados	13	2	15	1.693.024
TOTAL	**16**	**3**	**19**	**2.272.192**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	622.499.719			622.499.719
4.02	Materiales, suministros y mercancías	116.937.854			116.937.854
4.03	Servicios no personales	149.445.718			149.445.718
4.04	Activos reales	37.675.283			37.675.283
4.07	Transferencias y donaciones	1.879.237.963	5.583.896.533		7.463.134.496
4.11	Disminución de pasivos	800.000			800.000
	TOTAL	**2.806.596.537**	**5.583.896.533**		**8.390.493.070**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.872.465.771	5.583.896.533		7.456.362.304
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.802.465.771			1.802.465.771
4.07.01.03.00	Transferencias corrientes internas al sector público	1.802.465.771			1.802.465.771
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.257.275.043			1.257.275.043
	- A0024 Corporación Venezolana de Guayana (CVG)	801.025.513			801.025.513
	- A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas	12.648.403			12.648.403
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi)	436.106.132			436.106.132
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin)	7.494.995			7.494.995
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	545.190.728			545.190.728
	- A0237 Corporación Venezolana del Plástico, S.A. (Coveplast, S.A.)	52.629.665			52.629.665
	- A0289 Empresa de Propiedad Social Maderas del Orinoco, C.A. (Maderas del Orinoco, C.A.)	150.263.611			150.263.611
	- A0529 Conglomerado Productivo, S.A.	4.433.678			4.433.678
	- A1219 Industria Venezolana Endógena de Válvulas, Sociedad Anónima (Inveval, S.A.)	4.922.550			4.922.550
	- A1237 Empresa de Producción Social Recuperadora de Materias Primas, C.A.	11.007.553			11.007.553
	- A1242 Empresa de Producción Social Constructora Nacional de Rieles para Vías Férreas y Estructuras Metálicas para ser destinadas en la Construcción de Viviendas y Otras Aplicaciones, C.A.	402.031			402.031
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (Corpivensa)	321.531.640			321.531.640

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.00.00	Transferencias y donaciones de capital internas	70.000.000	5.583.896.533		5.653.896.533
4.07.03.03.00	Transferencias de capital internas al sector público	70.000.000	5.583.896.533		5.653.896.533
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	70.000.000			70.000.000
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi)	70.000.000			70.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		5.583.896.533		5.583.896.533
	- A1232 Empresa de Producción Social Siderúrgica Nacional, C.A.		5.583.896.533		5.583.896.533

PROYECTO: COD. N.E: 126569 COD. PPTO: 680045000 Sistema de análisis prospectivo industrial

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 2.289.841

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidación del encadenamiento productivo de los sectores industriales.

OBJETIVOS ESPECÍFICOS: Diseñar un sistema georreferenciado a nivel nacional para la realización de los análisis prospectivos de los flujos económicos del sector industrial.

RESULTADO: Instalación del Sistema Georeferencial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	729.923					729.923
4.03	Servicios no personales	768.778					768.778
4.04	Activos reales	791.140					791.140
	TOTAL	**2.289.841**					**2.289.841**

PROYECTO: COD. N.E: 126568 COD. PPTO: 680046000 Promover el plan nacional de recuperación de residuos y manejo de desechos industriales

UNIDAD DE MEDIDA: Asistencia técnica

CANTIDAD: Fem.(0) Mas.(0) Total(50)

ASIGNACIÓN PRESUPUESTARIA: 3.315.910

OBJETIVO HISTÓRICO: V. Preservar la vida en el planeta y salvar a la especie humana.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la protección de ambiente y el desarrollo sustentable y sostenible de la industria.

OBJETIVOS ESPECÍFICOS: Formular e implementar políticas de recuperación de residuos y manejo de desechos industriales basado en la gestión ambiental, seguimiento y control a diferentes actores y el encadenamiento productivo.

RESULTADO: Educación ambiental, formación, seguimiento y control a los diferentes actores en el manejo y disposición de residuos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	482.071					482.071
4.03	Servicios no personales	2.833.839					2.833.839
	TOTAL	**3.315.910**					**3.315.910**

PROYECTO: COD. N.E: 126577 COD. PPTO: 680047000 Impulsar la formación integral y organizacional para los trabajadores y trabajadoras del Ministerio del Poder Popular para Industrias, unidades socio-productivas y entes adscritos

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(670) Mas.(530) Total(1.200)

ASIGNACIÓN PRESUPUESTARIA: 3.885.400

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Gestionar y prestar asistencia técnica y el acompañamiento a las empresas que integran el tejido industrial del Ministerio del Poder Popular para Industrias.

OBJETIVOS ESPECÍFICOS: Impulsar la formación política-ideológica, socio cultural y técnica, con el fin de garantizar la integralidad profesional y ocupacional del trabajo, que permita la participación protagónica del trabajador y trabajadora como sujeto activo del proceso productivo.

RESULTADO: 30% trabajadores y trabajadoras de las fábricas, entes adscritos y el Ministerio del Poder Popular para Industrias, con formación en diversas áreas (socio-cultural, política-ideológica y técnica).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.396.200					1.396.200
4.03	Servicios no personales	2.339.700					2.339.700
4.04	Activos reales	149.500					149.500
	TOTAL	**3.885.400**					**3.885.400**

PROYECTO:	COD. N.E: 126602 COD. PPTO: 680048000 Impulso a las redes estratégicas, tejidos y entramado industrial para el fortalecimiento de cada uno de los sectores productivos
UNIDAD DE MEDIDA:	Red
CANTIDAD:	Fem.(0) Mas.(0) Total(8)
ASIGNACIÓN PRESUPUESTARIA:	1.408.849
OBJETIVO HISTÓRICO:	III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Establecer los mecanismos, instrumentos, espacios, instancias y demás aspectos que impulsen el proceso de transformación de una economía capitalista importadora, hacia un nuevo modelo productivo de carácter socialista, bajo las premisas, pautas y parámetros transicionales plasmados en la Constitución de la República Bolivariana de Venezuela y el Proyecto Nacional Simón Bolívar.
OBJETIVOS ESPECÍFICOS:	Conformar redes estratégicas en todo el aparato industrial que nos permitan unir cada uno de los eslabones en los distintos sectores de producción nacional, creando de esta manera un sistema de tejidos productivos y entramado industrial, diversificando y fortaleciendo la capacidad operativa y la industrialización del país.
RESULTADO:	Ejecutar los planes que permitan dar impulso a las redes productivas estratégicas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	105.626					105.626
4.03	Servicios no personales	1.303.223					1.303.223
	TOTAL	**1.408.849**					**1.408.849**

PROYECTO: COD. N.E: 126575 COD. PPTO: 680049000 Adecuación y acondicionamiento del edificio central sede del Ministerio del Poder Popular para Industrias (fase II)

UNIDAD DE MEDIDA: Acondicionamiento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 28.268.508

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la coordinación de las unidades productivas del sector industrial.

OBJETIVOS ESPECÍFICOS: Adecuar y acondicionar el edificio sede central del Ministerio del Poder Popular para Industrias, con el propósito de que sea utilizado como oficinas de trabajo, siguiendo la normativa del Comité de Salud e Higiene Laboral de acuerdo a lo establecido por los entes reguladores.

RESULTADO: Áreas acondicionadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	16.458.334					16.458.334
4.03	Servicios no personales	5.413.174					5.413.174
4.04	Activos reales	6.397.000					6.397.000
	TOTAL	28.268.508					28.268.508

PROYECTO: COD. N.E: COD. PPTO: 689999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(6.034.977.791)

ASIGNACIÓN PRESUPUESTARIA: 6.034.977.791

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	451.081.258	5.583.896.533				6.034.977.791
	- 1 Diseño, Construcción y Operación de un Complejo Siderúrgico.		5.583.896.533				5.583.896.533
	Resto de Fuentes de Financiamiento	451.081.258					451.081.258
	TOTAL	**451.081.258**	**5.583.896.533**				**6.034.977.791**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	451.081.258	5.583.896.533				6.034.977.791
4.07.01.00.00	Transferencias y donaciones corrientes internas	381.081.258					381.081.258
4.07.01.03.00	Transferencias corrientes internas al sector público	381.081.258					381.081.258
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	334.489.000					334.489.000
	- A0024 Corporación Venezolana de Guayana (CVG)	68.902.205					68.902.205
	- A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas	4.295.080					4.295.080
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi)	261.291.715					261.291.715
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	46.592.258					46.592.258
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (Corpivensa)	46.592.258					46.592.258
4.07.03.00.00	Transferencias y donaciones de capital internas	70.000.000	5.583.896.533				5.653.896.533
4.07.03.03.00	Transferencias de capital internas al sector público	70.000.000	5.583.896.533				5.653.896.533
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	70.000.000					70.000.000
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi)	70.000.000					70.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		5.583.896.533				5.583.896.533
	- A1232 Empresa de Producción Social Siderúrgica Nacional, C.A.		5.583.896.533				5.583.896.533

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	622.499.719					622.499.719
4.03	Servicios no personales	18.019.281					18.019.281
	TOTAL	**640.519.000**					**640.519.000**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	97.765.700					97.765.700
4.03	Servicios no personales	118.767.723					118.767.723
4.04	Activos reales	30.337.643					30.337.643
4.07	Transferencias y donaciones	1.425.884.513					1.425.884.513
4.11	Disminución de pasivos	800.000					800.000
	TOTAL	1.673.555.579					1.673.555.579

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.421.384.513					1.421.384.513
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.421.384.513					1.421.384.513
4.07.01.03.00	Transferencias corrientes internas al sector público	1.421.384.513					1.421.384.513
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	922.786.043					922.786.043
	- A0024 Corporación Venezolana de Guayana (CVG)	732.123.308					732.123.308

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas	8.353.323					8.353.323
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi)	174.814.417					174.814.417
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin)	7.494.995					7.494.995
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	498.598.470					498.598.470
	- A0237 Corporación Venezolana del Plástico, S.A. (Coveplast, S.A.)	52.629.665					52.629.665
	- A0289 Empresa de Propiedad Social Maderas del Orinoco, C.A. (Maderas del Orinoco, C.A.)	150.263.611					150.263.611
	- A0529 Conglomerado Productivo, S.A.	4.433.678					4.433.678
	- A1219 Industria Venezolana Endógena de Válvulas, Sociedad Anónima (Inveval, S.A.)	4.922.550					4.922.550
	- A1237 Empresa de Producción Social Recuperadora de Materias Primas, C.A.	11.007.553					11.007.553
	- A1242 Empresa de Producción Social Constructora Nacional de Rieles para Vías Férreas y Estructuras Metálicas para ser destinadas en la Construcción de Viviendas y Otras Aplicaciones, C.A.	402.031					402.031
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (Corpivensa)	274.939.382					274.939.382

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.272.192					2.272.192
	TOTAL	**2.272.192**					**2.272.192**

69

Defensa Pública

DEFENSA PÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Atendiendo a lo establecido en la Constitución de la República Bolivariana de Venezuela, se crea en el año 2000 la Defensa Pública, Órgano que forma parte del Sistema de Justicia, siendo su función garantizar el derecho a la defensa de todo ciudadano de manera gratuita, facilitando el acceso a la administración de justicia de forma expedita y sin ningún tipo de discriminación, dentro del marco de las leyes, tratados y convenios internacionales.

En el año 2008 fue publicada la Ley Orgánica de la Defensa Pública, la cual atribuye naturaleza de Órgano Constitucional del Sistema de Justicia, con plena autonomía funcional, financiera y administrativa, única e indivisible, bajo la dirección y responsabilidad del Defensor Público General, se presenta un presupuesto en una estructura la cual contempla tres (3) acciones centralizadas y un (1) proyecto, que recogen los siguientes lineamientos estratégicos:

- Aumentar la capacidad de atención a la población, creando nuevas defensorías al servicio del Poder Popular.
- Implementar programas de capacitación y de compensación salarial, que redunden en el bienestar del personal y en el debido reconocimiento del talento humano.
- Adecuar los espacios físicos necesarios con el fin de dignificar las condiciones y seguridad en cada una de las sedes y extensiones que conforman la Defensa Pública.
- Difundir la imagen y servicios que presta la Defensa Pública, bajo el nuevo enfoque comunicacional de atención integral y oportuna en las comunidades con trabajo de calle y eventos de impacto social.
- Orientar, asistir, asesorar o representar ante las autoridades competentes, los intereses y derechos jurídicos de sus defendidos o defendidas, a cuyo efecto deben hacer valer todas las acciones, excepciones o defensas que correspondan.
- Asistir sin demora a todos los actos procesales en los cuales sean parte los defensores y defensoras públicos, tomando en cuenta la unidad e indivisibilidad de la Defensa Pública.
- Vigilar el respeto de los derechos y garantías constitucionales de sus defendidos y defendidas, inherentes a las atribuciones que tienen los defensores públicos.
- Llevar un registro y formar un Expediente de Control de todas las causas o procedimientos que tienen asumidas los defensores públicos.
- Cumplir las guardias ordinarias y especiales llevadas a cabo por los defensores públicos, según necesidades del servicio.
- Mantener informados a los defendidos o defendidas del estado y grado ante el despacho correspondiente.
- Convocar la participación del Poder Popular en el proceso de contraloría social, en los términos incluidos en la Ley Orgánica de la Defensa Pública.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124622	690022000	Servicio y Garantía del Derecho a la Defensa	nombramiento			100	473.914.547			473.914.547
						TOTAL	**473.914.547**			**473.914.547**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
690001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	331.034.489			331.034.489
690002000	Gestión administrativa	152.493.179			152.493.179
690003000	Previsión y protección social	83.157.103			83.157.103
	TOTAL	**566.684.771**			**566.684.771**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.993**	**1.425**		**3.418**	**326.088.825**		**326.088.825**
Altos Funcionarios y de Elección Popular		1		1	81.250		81.250
Alto Nivel y de Dirección		1		1	27.300		27.300
Directivo	62	69		131	19.024.634		19.024.634
Profesional y Técnico	1.162	818		1.980	164.908.024		164.908.024
Personal Administrativo	633	420		1.053	129.278.930		129.278.930
Obrero	136	116		252	12.768.687		12.768.687
Personal Contratado	**175**	**146**		**321**	**17.392.295**		**17.392.295**
Personal Administrativo	175	146		321	17.392.295		17.392.295
TOTAL	**2.168**	**1.571**		**3.739**	**343.481.120**		**343.481.120**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**117**	**56**	**173**	**14.403.025**
Empleados	117	45	162	13.538.844
Obreros		11	11	864.181
Jubilados	**344**	**124**	**468**	**68.754.078**
Empleados	324	106	430	46.752.774
Obreros	20	18	38	22.001.304
TOTAL	**461**	**180**	**641**	**83.157.103**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	768.335.825			768.335.825
4.02	Materiales, suministros y mercancías	37.522.016			37.522.016
4.03	Servicios no personales	95.984.752			95.984.752
4.04	Activos reales	54.599.622			54.599.622
4.07	Transferencias y donaciones	83.157.103			83.157.103
4.11	Disminución de pasivos	1.000.000			1.000.000
	TOTAL	**1.040.599.318**			**1.040.599.318**

PROYECTO: COD. N.E: 124622 COD. PPTO: 690022000 Servicio y Garantía del Derecho a la Defensa

UNIDAD DE MEDIDA: Nombramiento

CANTIDAD: Fem.(0) Mas.(0) Total(100)

ASIGNACIÓN PRESUPUESTARIA: 473.914.547

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Incorporación progresiva de las nuevas competencias establecidas en la Ley Orgánica de la Defensa Pública, así como, el fortalecimiento del servicio en las competencias existentes.

OBJETIVOS ESPECÍFICOS: Consolidar los procesos internos de la Defensa Pública que vayan en consonancia a los principios rectores de convivencia colectiva, solidaridad, oportunidad y garantía del derecho supremo a la justicia, establecida en la Constitución de la República Bolivariana de Venezuela y en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

RESULTADO: Defensores públicos ingresados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	439.263.714					439.263.714
4.02	Materiales, suministros y mercancías	219.956					219.956
4.03	Servicios no personales	6.086.875					6.086.875
4.04	Activos reales	28.344.002					28.344.002
	TOTAL	**473.914.547**					**473.914.547**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	329.072.111					329.072.111
4.03	Servicios no personales	1.962.378					1.962.378
	TOTAL	**331.034.489**					**331.034.489**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	37.302.060					37.302.060
4.03	Servicios no personales	87.935.499					87.935.499
4.04	Activos reales	26.255.620					26.255.620
4.11	Disminución de pasivos	1.000.000					1.000.000
	TOTAL	**152.493.179**					**152.493.179**

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	83.157.103					83.157.103
	TOTAL	**83.157.103**					**83.157.103**

70

Ministerio del Poder Popular de Economía, Finanzas y Banca Pública

MINISTERIO DEL PODER POPULAR DE ECONOMÍA, FINANZAS Y BANCA PÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La política presupuestaria que llevará a cabo el Ministerio del Poder Popular de Economía, Finanzas y Banca Pública para el Ejercicio Económico Financiero 2015, se fundamenta en la Constitución de la República Bolivariana de Venezuela, aprobada el 15 de diciembre de 1999, con el firme propósito de impulsar el proceso de transformación de las estructuras políticas y sociales, orientado a la refundación de la patria nueva.

Esta política, cónsona con el interés nacional, tiene como objetivos fundamentales: optimizar el gasto, mantener la inversión social, elevar la eficiencia del Estado, estabilizar los precios y cambiar el carácter rentista de nuestra economía, con la finalidad de seguir consolidando la política social incluyente, en el marco de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

En este sentido, el Ministerio del Poder Popular de Economía, Finanzas y Banca Pública, ha establecido los siguientes cursos de acción:

- Desvincular progresivamente la formulación presupuestaria de la estimación de los precios petroleros, a fin de perfeccionar los mecanismos distributivos de la renta y destinar los ingresos generados por este concepto, al financiamiento del desarrollo social y económico del país.
- Optimizar el uso de los recursos financieros públicos, con el objeto de continuar con los principios de prudencia, eficiencia y calidad en la gestión presupuestaria.
- Mejorar el flujo de recursos y dirigir la inversión directamente a los proyectos estratégicos y de gran envergadura, necesarios para el desarrollo del aparato productivo del país, con la diversificación de las fuentes de financiamiento.
- Diversificar las relaciones económicas, fortalecer la estructura financiera interna y manejar los recursos fiscales de la Nación con autonomía, que permitan facilitar las inversiones estratégicas.
- Implementar una estrategia de endeudamiento, orientada a disminuir el riesgo cambiario y minimizar la proporción del endeudamiento externo dentro del portafolio de deuda total, asumiendo niveles de costos razonables y acordes a los exigidos por los inversionistas en títulos valores del Estado.
- Continuar con el proceso sistemático de emisión y colocación de deuda, a fin de garantizar los recursos necesarios para cumplir con la cancelación oportuna de las obligaciones contratadas por la República y el financiamiento de proyectos que coadyuven al fortalecimiento de la inversión social y productiva, en particular al desarrollo e incentivo de la producción nacional.
- Mantener la evaluación continua del proceso de ejecución de los recursos a nivel del Ejecutivo Nacional, con la finalidad de reducir progresivamente el fenómeno de la burocratización y el gasto innecesario.
- Cumplir cabalmente con la correcta asignación de los recursos a los gobiernos regionales y locales que permita honrar las obligaciones legales establecidas con los estados y municipios.
- Mantener como brújula la inversión social y la democracia participativa y protagónica, para obtener una mayor inclusión del poder popular, en el proceso de la formulación del presupuesto con el ejercicio de la contraloría social.

- Consolidar la estrategia de Estado para continuar materializando los logros sociales, que han beneficiado en los últimos años a la gran mayoría de la población venezolana.

Por otra parte, para materializar el cumplimiento de las competencias asignadas a este Órgano Ministerial, las cuales se impulsarán mediante los recursos asignados al presupuesto de este Ministerio, de sus órganos desconcentrados y entes adscritos, para el venidero ejercicio económico financiero se han determinado los siguientes objetivos específicos:

- Formar y capacitar profesionales e investigadores con valores éticos en el área de ciencias fiscales, a través de una educación de calidad que coadyuven a una efectiva administración del tesoro de la Nación.
- Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de los recursos públicos, financieros, humanos y físicos, que faciliten la generación de información para toma de decisiones en la gerencia gubernamental y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción.
- Actualizar y mantener los aplicativos de los sistemas de control de las finanzas públicas y su integración con otros sistemas de la Administración Pública, con la finalidad de mejorar la gestión y concretar un sistema integral único y uniforme.
- Reordenar el sistema aduanero a la concepción del Estado, para promover y proteger el modelo de desarrollo socialista.
- Reordenar el sistema tributario a la concepción Socialista del Estado Venezolano, para garantizar estructuras que distribuyan la carga en función del esfuerzo humano productivo.

Los proyectos de este Ministerio, están enmarcados en los siguientes objetivos históricos de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

- Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
- Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
123332	700020000	Actualizar y mantener el aplicativo informático del Sistema Integrado de Gestión y Control de las Finanzas Públicas (Sigecof) fase 1-versión 3.0 y su integración con otros sistemas de la Administración Pública	01/01/2014	31/12/2016	18.262.044	11.823.558	30.221.152		60.306.754
123326	700023000	Actualizar el Sistema de Gestión Financiero de los Recursos Humanos (Sigefirrhh) e impulsar su integración con otros sistemas de la Administración Pública	01/01/2014	31/12/2015	4.889.484	17.554.339			22.443.823
123331	700024000	Actualizar el desarrollo del Sistema de Gestión Administrativa (Siga) y su integración con otros sistemas de la Administración Pública	01/01/2014	31/12/2016	1.271.078	14.172.194	8.409.717		23.852.989
				TOTAL	**24.422.606**	**43.550.091**	**38.630.869**		**106.603.566**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123332	700020000	Actualizar y mantener el aplicativo informático del Sistema Integrado de Gestión y Control de las Finanzas Públicas (Sigecof) fase 1- versión 3.0 y su integración con otros sistemas de la administración pública	Sistema			1	11.823.558			11.823.558
123326	700023000	Actualizar el Sistema de Gestión Financiero de los Recursos Humanos (Sigefirrhh) e impulsar su integración con otros sistemas de la administración pública	Sistema			1	17.554.339			17.554.339
123331	700024000	Actualizar el desarrollo del Sistema de Gestión Administrativa (Siga) y su integración con otros sistemas de la administración pública	Sistema			1	14.172.194			14.172.194
125968	700036000	Fortalecimiento de la plataforma tecnológica del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	Solución			43	140.896.000			140.896.000
126084	700038000	Diseñar e implantar un sistema de estadísticas de las finanzas públicas	Sistema			1	920.820			920.820
126185	700039000	Fortalecimiento y desarrollo institucional de la escuela nacional de administración y hacienda pública - instituto universitario de tecnología	Plan			1	27.441.600			27.441.600

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126200	700040000	Investigación y divulgación académica de la escuela nacional de administración y hacienda pública - instituto universitario de tecnología	Programa			20	10.852.000			10.852.000
126179	700041000	Formación, capacitación y adiestramiento en el área de las ciencias fiscales y la administración pública	Estudiante	9.600	6.400	16.000	214.986.400			214.986.400
126157	700042000	Ampliación de la planta física de la escuela nacional de administración y hacienda pública - instituto universitario de tecnología	Acondicionamiento			12	6.294.000			6.294.000
125957	700043000	Procesos comunicacionales para incentivar la constitución y funcionamiento de cajas de ahorro, fondos de ahorro y asociaciones de ahorro similares a nivel nacional	Asistencia técnica			900	9.895.305			9.895.305
125988	700044000	Actualización de los sistemas de seguridad del ministerio del poder popular de Economía, Finanzas y Banca Pública	Sistema			4	125.995.966			125.995.966
126101	700045000	Adquisición y actualización del sistema de detección y extinción de incendio del edificio ramia. Ministerio Del Poder Popular De Economía, Finanzas y Banca Pública	Instalación			1	41.105.983			41.105.983

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
126901	700046000	Mantenimiento y mejoras de la infraestructura del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	Servicio			22	600.000.000			600.000.000
125977	700047000	Capacitación y fortalecimiento de los servidores públicos de la administración pública nacional en materia de administración financiera	Persona	5.000	5.000	10.000	8.135.492			8.135.492
126031	700048000	Actualizar y mantener la plataforma de la comunidad virtual de la administración financiera del Estado	Sistema			1	5.223.321			5.223.321
	709999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			19.070.188.847	470.188.847	18.600.000.000		19.070.188.847
TOTAL							1.705.485.825	18.600.000.000		20.305.485.825

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
700001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.598.153.338			1.598.153.338
700002000	Gestión administrativa	6.014.091.636			6.014.091.636
700003000	Previsión y protección social	1.620.369.130			1.620.369.130
700004000	Asignaciones Predeterminadas	140.000.000			140.000.000
700005000	Dirección y Coordinación del servicio de la deuda pública nacional	98.957.708.179	50.978.213.304		149.935.921.483
700006000	Gastos Centralizados	617.000.000			617.000.000
	TOTAL	**108.947.322.283**	**50.978.213.304**		**159.925.535.587**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.189**	**1.027**	**277**	**2.493**	**109.074.193**	**20.975.115**	**130.049.308**
Altos Funcionarios y de Elección Popular		1		1	51.017		51.017
Alto Nivel y de Dirección	2	8		10	484.012		484.012
Directivo	100	95	38	233	11.808.698	442.869	12.251.567
Profesional y Técnico	236	154	172	562	17.425.005	5.035.694	22.460.699
Personal Administrativo	635	427	61	1.123	49.669.012	2.565.368	52.234.380
Personal Médico	2	1		3	238.849	81.239	320.088
Obrero	214	341	6	561	29.397.600	12.849.945	42.247.545
Personal Contratado	**978**	**761**		**1.739**	**92.930.160**		**92.930.160**
Profesional y Técnico	509	416		925	54.423.852		54.423.852
Personal Administrativo	159	110		269	12.417.548		12.417.548
Personal Docente	290	215		505	23.805.987		23.805.987
Personal de Investigación	16	19		35	1.500.000		1.500.000
Personal Médico	4	1		5	423.360		423.360
TOTAL	**2.167**	**1.788**	**277**	**4.232**	**202.004.353**	**20.975.115**	**222.979.468**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**2.453**	**395**	**2.848**	**432.592.751**
Empleados	156	292	448	136.157.087
Obreros	2.297	103	2.400	296.435.664
Jubilados	**3.646**	**1.971**	**5.617**	**1.187.776.379**
Empleados	2.243	1.289	3.532	684.242.481
Obreros	1.403	682	2.085	503.533.898
TOTAL	**6.099**	**2.366**	**8.465**	**1.620.369.130**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.783.157.486			1.783.157.486
4.02	Materiales, suministros y mercancías	222.845.002			222.845.002
4.03	Servicios no personales	1.395.547.854			1.395.547.854
4.04	Activos reales	371.498.865			371.498.865
4.05	Activos financieros	650.938.000			650.938.000
4.07	Transferencias y donaciones	7.005.041.749	18.600.000.000		25.605.041.749
4.08	Otros gastos	8.450.000			8.450.000
4.10	Servicio de la deuda pública	98.957.708.179	50.978.213.304		149.935.921.483
4.11	Disminución de pasivos	257.620.973			257.620.973
	TOTAL	**110.652.808.108**	**69.578.213.304**		**180.231.021.412**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	5.265.000.000	18.600.000.000		23.865.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.125.000.000	18.600.000.000		23.725.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	5.125.000.000	18.600.000.000		23.725.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.342.600.000	18.600.000.000		22.942.600.000
	- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	260.000.000			260.000.000
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	3.828.000.000	18.600.000.000		22.428.000.000
	- A0185 Superintendencia Nacional de Valores	105.000.000			105.000.000
	- A0279 Superintendencia de Bienes Públicos	80.000.000			80.000.000
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná, (CORPOTULIPA)	3.600.000			3.600.000
	- A0944 Superintendencia de Seguridad Social	66.000.000			66.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	165.400.000			165.400.000
	- A0470 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Mérida, S.A. (SGR - MÉRIDA, S.A.)	1.000.000			1.000.000
	- A0817 Sociedad Nacional de Garantías Reciprocas para la Mediana y Pequeña Industria, S.A. (SOGAMPI, S.A)	37.500.000			37.500.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	35.000.000			35.000.000
	- A0854 Sociedad de Garantías Recíprocas para el Sector Microfinanciero, S.A. (S.G.R. SOGAMIC, S.A.)	3.900.000			3.900.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0855 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Nueva Esparta, S.A. (S.G.R. NUEVA ESPARTA, S.A.)	1.500.000			1.500.000
	- A0857 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Táchira, S.A. (S.G.R-TÁCHIRA, S.A.)	1.500.000			1.500.000
	- A1377 Bolsa Pública de Valores Bicentenaria	85.000.000			85.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	617.000.000			617.000.000
	- E5000 Distrito Capital	617.000.000			617.000.000
4.07.06.00.00	Subsidio de Régimen Especial	140.000.000			140.000.000
4.07.06.01.00	Subsidio de Régimen Especial	140.000.000			140.000.000
	- E7500 Distrito del Alto Apure	140.000.000			140.000.000

PROYECTO: COD. N.E: 123332 COD. PPTO: 700020000 Actualizar y mantener el aplicativo informático del Sistema Integrado de Gestión y Control de las Finanzas Públicas (Sigecof) fase 1-versión 3.0 y su integración con otros sistemas de la Administración Pública.

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 11.823.558

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de los recursos públicos, financieros, humanos y físicos, que faciliten la generación de información para la toma de decisiones en la gerencia gubernamental, y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción.

OBJETIVOS ESPECÍFICOS: Actualizar y mantener el aplicativo informático del Sistema Integrado de Gestión y Control de las Finanzas Públicas (Sigecof) y su integración con otros sistemas de la administración pública, con la finalidad de mejorar la gestión de la administración financiera del Estado en un sistema integral, único y uniforme.

RESULTADO: Sistema desarrollado e implantado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	507.480					507.480
4.02	Materiales, suministros y mercancías	139.027					139.027
4.03	Servicios no personales	9.748.480					9.748.480
4.04	Activos reales	1.428.571					1.428.571
	TOTAL	**11.823.558**					**11.823.558**

PROYECTO:	COD. N.E: 123326 COD. PPTO: 700023000 Actualizar el Sistema de Gestión Financiero de los Recursos Humanos (Sigefirrhh) e impulsar su integración con otros sistemas de la administración pública
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	17.554.339
OBJETIVO HISTÓRICO:	II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de los recursos públicos: financieros, humanos y físicos, que faciliten la generación de información para la toma de decisiones en la gerencia gubernamental, y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción.
OBJETIVOS ESPECÍFICOS:	Desarrollar una nueva versión del Sistema de Gestión Financiero de los Recursos Humanos (Sigefirrhh), a fin de optimizar los procesos previstos en cada uno de sus módulos, desarrollarlo como visión central e integrada al Sistema Integrado de Gestión y Control de las Finanzas Públicas (Sigecof) y Sistema Nueva Etapa (SNE), para su implantación en los organismos que conforman la administración pública, con la finalidad de que los órganos rectores, tanto de la administración financiera como de la función pública, se nutran de información oportuna y veraz sobre la materia correspondiente.
RESULTADO:	Versión 3.20 del Sistema de Gestión Financiero de los Recursos Humanos (Sigefirrhh) implantada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.584.880					8.584.880
4.02	Materiales, suministros y mercancías	2.692.200					2.692.200
4.03	Servicios no personales	3.617.600					3.617.600
4.04	Activos reales	2.659.659					2.659.659
	TOTAL	**17.554.339**					**17.554.339**

PROYECTO: COD. N.E: 123331 COD. PPTO: 700024000 Actualizar el desarrollo del Sistema de Gestión Administrativa (Siga) y su integración con otros sistemas de la administración pública.

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 14.172.194

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de financieros, humanos y físicos, que faciliten la generación de información para la toma de decisiones en la gerencia gubernamental, y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción.

OBJETIVOS ESPECÍFICOS: Actualizar y desarrollar la versión 1.0 del Sistema de Gestión Administrativa (Siga), a fin de optimizar los procesos previstos en cada uno de sus módulos, bajo una visión sistémica e integrada al Sistema Integrado de Gestión y Control de las Finanzas Públicas (Sigecof), Sistema Nueva Etapa (SNE) y el sistema de contrataciones públicas, para su implantación en los organismos que conforman la administración pública, para la producción y adquisición de bienes, obras y servicios que permiten el logro de sus fines bajo un mecanismo eficiente y transparente

RESULTADO: Versión 1 del Sistema de Gestión Administrativa (Siga) implantada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.114.386					11.114.386
4.02	Materiales, suministros y mercancías	1.792.818					1.792.818
4.03	Servicios no personales	1.264.990					1.264.990
	TOTAL	**14.172.194**					**14.172.194**

PROYECTO:	COD. N.E: 125968 COD. PPTO: 700036000 Fortalecimiento de la plataforma tecnológica del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública
UNIDAD DE MEDIDA:	Solución
CANTIDAD:	Fem.(0) Mas.(0) Total(43)
ASIGNACIÓN PRESUPUESTARIA:	140.896.000
OBJETIVO HISTÓRICO:	I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Reconocer el carácter de interés público y estratégico de las tecnologías de información como instrumento para garantizar la efectividad, eficacia y eficiencia de la gestión pública.
OBJETIVOS ESPECÍFICOS:	Mantenimiento, actualización y optimización del funcionamiento de la plataforma tecnológica del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública, así como la aplicación de tecnología de vanguardia dirigida a la innovación y automatización de los procesos.
RESULTADO:	Soluciones informáticas e Infraestructura y servicios tecnológicos actualizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	8.000.000					8.000.000
4.03	Servicios no personales	73.896.000					73.896.000
4.04	Activos reales	59.000.000					59.000.000
	TOTAL	**140.896.000**					**140.896.000**

PROYECTO: COD. N.E: 126084 COD. PPTO: 700038000 Diseñar e implantar un sistema de estadísticas de las finanzas públicas

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 920.820

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Planificar, dirigir y supervisar el manejo de la hacienda nacional, la formulación y ejecución de las políticas fiscales y macroeconómicas; entre otros, a los fines de velar por la promoción del desarrollo económico y social del Estado y por el cumplimiento de las disposiciones legales, reglamentarias y demás medidas que regulan la materia.

OBJETIVOS ESPECÍFICOS: Diseñar e implantar un sistema de estadísticas de las finanzas públicas que cuente con un módulo de interfaz de carga de los datos provistos por sus fuentes oficiales y un módulo de presentación de reportes estadísticos.

RESULTADO: Sistemas estadísticos de las finanzas públicas 1.0

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	351.913					351.913
4.02	Materiales, suministros y mercancías	315.624					315.624
4.03	Servicios no personales	51.570					51.570
4.04	Activos reales	201.713					201.713
	TOTAL	**920.820**					**920.820**

PROYECTO: COD. N.E: 126185 COD. PPTO: 700039000 Fortalecimiento y desarrollo institucional de la Escuela Nacional de Administración y Hacienda Pública - Instituto Universitario de Tecnología

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 27.441.600

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la independencia nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formar y capacitar profesionales e investigadores con valores éticos en el área de las ciencias fiscales, a través de una educación de calidad, con un recurso humano comprometido y herramientas tecnológicas de vanguardia que coadyuven a una efectiva administración del Tesoro de la Nación.

OBJETIVOS ESPECÍFICOS: Garantizar un modelo organizacional que contribuya al fortalecimiento, desarrollo y proyección de la escuela como órgano del sistema educativo universitario.

RESULTADO: Plan de estructura administrativa organizada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	846.421					846.421
4.02	Materiales, suministros y mercancías	5.685.086					5.685.086
4.03	Servicios no personales	3.356.040					3.356.040
4.07	Transferencias y donaciones	17.554.053					17.554.053
	TOTAL	**27.441.600**					**27.441.600**

PROYECTO:	COD. N.E: 126200 COD. PPTO: 700040000 Investigación y divulgación académica de la Escuela Nacional de Administración y Hacienda Pública - Instituto Universitario de Tecnología
UNIDAD DE MEDIDA:	Programa
CANTIDAD:	Fem.(0) Mas.(0) Total(20)
ASIGNACIÓN PRESUPUESTARIA:	10.852.000
OBJETIVO HISTÓRICO:	I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Formar y capacitar profesionales e investigadores con valores éticos en el área de las ciencias fiscales, a través de una educación de calidad, con un recurso humano comprometido y herramientas tecnológicas de vanguardia que coadyuven a una efectiva administración del tesoro de la nación.
OBJETIVOS ESPECÍFICOS:	Fomentar en la Escuela Nacional de Administración y Hacienda Pública - Instituto Universitario de Tecnología la formación de investigadores e investigadoras e impulsar la comunicación con el entorno a través de la divulgación.
RESULTADO:	Programas de investigación y divulgación académica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.499.643					2.499.643
4.02	Materiales, suministros y mercancías	3.399.763					3.399.763
4.03	Servicios no personales	3.152.136					3.152.136
4.04	Activos reales	1.800.458					1.800.458
	TOTAL	**10.852.000**					**10.852.000**

PROYECTO: COD. N.E: 126179 COD. PPTO: 700041000 Formación, capacitación y adiestramiento en el área de las ciencias fiscales y la administración pública

UNIDAD DE MEDIDA: Estudiante

CANTIDAD: Fem.(9.600) Mas.(6.400) Total(16000)

ASIGNACIÓN PRESUPUESTARIA: 214.986.400

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formar y capacitar profesionales e investigadores con valores éticos en el área de las ciencias fiscales, a través de una educación de calidad, con un recurso humano comprometido y herramientas tecnológicas de vanguardia que coadyuven a una efectiva administración del tesoro de la nación.

OBJETIVOS ESPECÍFICOS: Formar, capacitar y adiestrar 16.000 alumnos en materia de ciencias fiscales y administrativas

RESULTADO: Alumnos admitidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	166.346.398					166.346.398
4.02	Materiales, suministros y mercancías	15.799.904					15.799.904
4.03	Servicios no personales	15.447.297					15.447.297
4.04	Activos reales	12.533.262					12.533.262
4.07	Transferencias y donaciones	118.566					118.566
4.11	Disminución de pasivos	4.740.973					4.740.973
	TOTAL	**214.986.400**					**214.986.400**

PROYECTO:	COD. N.E: 126157 COD. PPTO: 700042000 Ampliación de la planta física de la Escuela Nacional de Administración y Hacienda Pública - Instituto Universitario de Tecnología
UNIDAD DE MEDIDA:	Acondicionamiento
CANTIDAD:	Fem.(0) Mas.(0) Total(12)
ASIGNACIÓN PRESUPUESTARIA:	6.294.000
OBJETIVO HISTÓRICO:	I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Formar y capacitar profesionales e investigadores con valores éticos en el área de las ciencias fiscales, a través de una educación de calidad, con un recurso humano comprometido y herramientas tecnológicas de vanguardia que coadyuven a una efectiva administración del tesoro de la nación.
OBJETIVOS ESPECÍFICOS:	Mejorar las instalaciones académicas mediante la adecuación y conservación de las distintas sedes de la Escuela Nacional de Administración y Hacienda Pública - Instituto Universitario de Tecnología
RESULTADO:	12 Sedes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	449.826					449.826
4.03	Servicios no personales	2.593.551					2.593.551
4.04	Activos reales	3.250.623					3.250.623
	TOTAL	**6.294.000**					**6.294.000**

PROYECTO: COD. N.E: 125957 COD. PPTO: 700043000 Procesos comunicacionales para incentivar la constitución y funcionamiento de cajas de ahorro, fondos de ahorro y asociaciones de ahorro similares a nivel nacional

UNIDAD DE MEDIDA: Asistencia técnica

CANTIDAD: Fem.(0) Mas.(0) Total(900)

ASIGNACIÓN PRESUPUESTARIA: 9.895.305

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar a las cajas de ahorro, fondos de ahorro y asociaciones de ahorro similar, asesoramiento técnico preventivo y oportuno, con el objeto de fortalecer la gestión que éstas realizan y consolidar la participación de los asociados en la organización y funcionamiento de las mismas, con el propósito de que estas asociaciones se conviertan en un elemento dinamizador del desarrollo económico y social del país.

OBJETIVOS ESPECÍFICOS: Dar a conocer los deberes y derechos que se adquieren al pertenecer a una asociación de ahorro, asimismo fortalecer la imagen institucional de la Superintendencia de cajas de ahorro, mediante el apoyo de procesos comunicacionales que permitan reforzar los planes y acciones que emprenda para el apoyo de los asociados, para ser fieles garantes de la gestión que realizan los directivos de estas asociaciones de ahorro, con el propósito de que las mismas se conviertan en un elemento dinamizador del desarrollo económico y social del País.

RESULTADO: Asesoramientos técnicos, legales, contables y administrativos a 900 cajas de ahorro, fondos de ahorro y asociaciones de ahorro similares a nivel nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	89.766					89.766
4.03	Servicios no personales	9.805.539					9.805.539
	TOTAL	**9.895.305**					**9.895.305**

PROYECTO: COD. N.E: 125988 COD. PPTO: 700044000 Actualización de los sistemas de seguridad del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 125.995.966

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Actualizar conforme a los últimos avances tecnológicos, la plataforma correspondiente al acceso, control y tráfico de las personas en las instalaciones de la institución portando alternativas para solucionar los problemas de seguridad que nos va a permitir elevar el nivel de confiabilidad.

OBJETIVOS ESPECÍFICOS: Monitorear integralmente toda la estructura, las 24 horas del día, los 365 días del año, utilizando video digital y control de acceso, que permita conservar evidencia en formato digital de los acontecimientos y eventos de accesos para posterior análisis de los mismos, así como el seguimiento desde el centro de control (Cecon), mediante redes de comunicación, fortaleciendo y extendiendo las funciones y capacidades del personal y el órgano a cargo de la proteccion integral de la Institución.

RESULTADO: Sistema de seguridad instalados y operativos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	24.213.856					24.213.856
4.04	Activos reales	101.782.110					101.782.110
	TOTAL	**125.995.966**					**125.995.966**

PROYECTO: COD. N.E: 126101 COD. PPTO: 700045000 Adquisición y actualización del sistema de detección y extinción de incendio del edificio ramia. Ministerio del Poder Popular de Economía, Finanzas y Banca Pública.

UNIDAD DE MEDIDA: Instalación

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 41.105.983

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: La adecuación y mejoramiento de los sistemas de control y extinción de incendios del edificio ramia, donde funciona el Ministerio del Poder Popular de Economía, Finanzas y Banca Pública.

OBJETIVOS ESPECÍFICOS: Adquirir y actualizar el sistema de detección y extinción de incendio del edificio ramia.

RESULTADO: Sistema de detección y extinción de incendio operativo-funcionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	8.409.093					8.409.093
4.04	Activos reales	32.696.890					32.696.890
	TOTAL	**41.105.983**					**41.105.983**

PROYECTO: COD. N.E: 126901 COD. PPTO: 700046000 Mantenimiento y mejoras de la infraestructura del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(22)

ASIGNACIÓN PRESUPUESTARIA: 600.000.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Velar por el mantenimiento y funcionamiento de la infraestructura, la adquisición programada de materiales y suministros, a fin de garantizar el uso racional de los recursos y el cumplimiento de los objetivos y metas del ministerio.

OBJETIVOS ESPECÍFICOS: Adecuar y mantener la infraestructura del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública, generando condiciones físicas favorables para los trabajadores que se traduzcan en una mayor capacidad de respuesta institucional

RESULTADO: Infraestructura mejorada, adecuada y mantenida.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	528.720.000					528.720.000
4.04	Activos reales	71.280.000					71.280.000
	TOTAL	600.000.000					600.000.000

PROYECTO: COD. N.E: 125977 COD. PPTO: 700047000 Capacitación y fortalecimiento de los servidores públicos de la Administración Pública Nacional en materia de administración financiera

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(5.000) Mas.(5.000) Total (10000)

ASIGNACIÓN PRESUPUESTARIA: 8.135.492

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Continuar con el fortalecimiento del conocimiento de los servidores públicos en materia de Administración Financiera del Sector Público, para ser más eficientes, proactivos, transparentes y con valores socialistas al servicio del pueblo.

OBJETIVOS ESPECÍFICOS: Capacitar y fortalecer a los servidores públicos de la administración pública nacional y sus entes adscritos, en materia de administración financiera del Estado, generando como resultado una mayor eficiencia, transparencia y calidad en las actividades desempeñadas por los servidores públicos, en lo funcional y tecnológico, a fin de ser más eficiente, efectivo y proactivo en la administración financiera del Estado, en procura de alcanzar los objetivos y metas de los planes del sector público.

RESULTADO: Aumentar la cantidad de servidores públicos capacitados para poder mejorar el funcionamiento de los sistemas y subsistemas de la administración del sector financiero público y sus sistemas automatizados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.147.484					4.147.484
4.02	Materiales, suministros y mercancías	1.703.259					1.703.259
4.03	Servicios no personales	2.144.533					2.144.533
4.04	Activos reales	140.216					140.216
	TOTAL	**8.135.492**					**8.135.492**

PROYECTO: COD. N.E: 126031 COD. PPTO: 700048000 Actualizar y mantener la plataforma de comunidad virtual de la administración financiera del Estado.

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.223.321

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Continuar con la actualización y el desarrollo de la plataforma de comunidad virtual para asegurar la integración y capacitación de los usuarios, el poder popular y órganos rectores de la Administración Financiera del Estado, a objeto de incrementar los niveles de eficiencia en la gestión pública y coadyuvar al desarrollo y formación del poder popular.

OBJETIVOS ESPECÍFICOS: Actualizar, Mantener e implantar una plataforma de comunidad virtual que permita integrar y capacitar a los usuarios, al poder popular y a los órganos rectores de la administración financiera del Estado, a objeto de incrementar los niveles de eficiencia en la gestión pública y coadyuvar al desarrollo y formación del poder popular.

RESULTADO: Sistema (Plataforma) de comunidad virtual

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.828.895					4.828.895
4.02	Materiales, suministros y mercancías	58.489					58.489
4.03	Servicios no personales	335.937					335.937
	TOTAL	**5.223.321**					**5.223.321**

PROYECTO: COD. N.E: COD. PPTO: 709999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(0)

ASIGNACIÓN PRESUPUESTARIA: 19.070.188.847

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para asegurar la ejecución de los proyectos.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	470.188.847	18.600.000.000				19.070.188.847
	- 126875 Programa de Modernización de Aduanas a Nivel Nacional		18.600.000.000				18.600.000.000
	Resto de Fuentes de Financiamiento	470.188.847					470.188.847
	TOTAL	**470.188.847**	**18.600.000.000**				**19.070.188.847**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	470.188.847	18.600.000.000				19.070.188.847
4.07.01.00.00	Transferencias y donaciones corrientes internas	470.188.847	18.600.000.000				19.070.188.847
4.07.01.03.00	Transferencias corrientes internas al sector público	470.188.847	18.600.000.000				19.070.188.847
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	368.172.180	18.600.000.000				18.968.172.180
	- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	260.000.000					260.000.000
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)		18.600.000.000				18.600.000.000
	- A0185 Superintendencia Nacional de Valores	44.140.436					44.140.436
	- A0279 Superintendencia de Bienes Públicos	23.693.180					23.693.180
	- A0944 Superintendencia de Seguridad Social	40.338.564					40.338.564
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	102.016.667					102.016.667
	- A0817 Sociedad Nacional de Garantías Reciprocas para la Mediana y Pequeña Industria, S.A. (SOGAMPI, S.A)	37.500.000					37.500.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	17.000.000					17.000.000
	- A0855 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Nueva Esparta, S.A. (S.G.R. NUEVA ESPARTA, S.A.)	500.000					500.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0857 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Táchira, S.A. (S.G.R-TÁCHIRA, S.A.)	1.500.000					1.500.000
	- A1377 Bolsa Pública de Valores Bicentenaria	45.516.667					45.516.667

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.583.929.986					1.583.929.986
4.03	Servicios no personales	14.223.352					14.223.352
	TOTAL	**1.598.153.338**					**1.598.153.338**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	182.719.240					182.719.240
4.03	Servicios no personales	694.567.880					694.567.880
4.04	Activos reales	84.725.363					84.725.363
4.05	Activos financieros	650.938.000					650.938.000
4.07	Transferencias y donaciones	4.139.811.153					4.139.811.153
4.08	Otros gastos	8.450.000					8.450.000
4.11	Disminución de pasivos	252.880.000					252.880.000
	TOTAL	**6.014.091.636**					**6.014.091.636**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.037.811.153					4.037.811.153
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.037.811.153					4.037.811.153
4.07.01.03.00	Transferencias corrientes internas al sector público	4.037.811.153					4.037.811.153
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.974.427.820					3.974.427.820
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	3.828.000.000					3.828.000.000
	- A0185 Superintendencia Nacional de Valores	60.859.564					60.859.564
	- A0279 Superintendencia de Bienes Públicos	56.306.820					56.306.820
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná, (CORPOTULIPA)	3.600.000					3.600.000
	- A0944 Superintendencia de Seguridad Social	25.661.436					25.661.436
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	63.383.333					63.383.333
	- A0470 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Mérida, S.A. (SGR - MÉRIDA, S.A.)	1.000.000					1.000.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	18.000.000					18.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0854 Sociedad de Garantías Recíprocas para el Sector Microfinanciero, S.A. (S.G.R. SOGAMIC, S.A.)	3.900.000					3.900.000
	- A0855 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Nueva Esparta, S.A. (S.G.R. NUEVA ESPARTA, S.A.)	1.000.000					1.000.000
	- A1377 Bolsa Pública de Valores Bicentenaria	39.483.333					39.483.333

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.620.369.130					1.620.369.130
	TOTAL	**1.620.369.130**					**1.620.369.130**

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	140.000.000					140.000.000
	TOTAL	**140.000.000**					**140.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	140.000.000					140.000.000
4.07.06.00.00	Subsidio de Régimen Especial	140.000.000					140.000.000
4.07.06.01.00	Subsidio de Régimen Especial	140.000.000					140.000.000
	- E7500 Distrito del Alto Apure	140.000.000					140.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación del servicio de la deuda pública nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.10	Servicio de la deuda pública	98.957.708.179			50.978.213.304		149.935.921.483
	TOTAL	**98.957.708.179**			**50.978.213.304**		**149.935.921.483**

ACCIÓN CENTRALIZADA: Gastos Centralizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	617.000.000					617.000.000
	TOTAL	**617.000.000**					**617.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	617.000.000					617.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	617.000.000					617.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	617.000.000					617.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	617.000.000					617.000.000
	- E5000 Distrito Capital	617.000.000					617.000.000

71

Ministerio del Poder Popular de Planificación

MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, el Ministerio del Poder Popular de Planificación, en cumplimiento de su relevante Misión de regulación, formulación, adopción, seguimiento y evaluación de las políticas, estrategias, planes, programas y proyectos que contribuyan al crecimiento social, económico, político y territorial de la Nación en satisfacción de las necesidades del Pueblo Soberano, ha encauzado sus lineamientos de política, objetivos, estrategias y proyectos formulados en el marco de los postulados en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

El POA y el Presupuesto del Ejercicio Económico Financiero 2015 del Ministerio del Poder Popular de Planificación surge en medio de la coyuntura histórica de las iniciativas del Ejecutivo Nacional, por realizar la evaluación de las tareas y acciones de Gobierno, la eficiencia de la estructura y mecanismos del Estado venezolano para dar respuesta efectiva a las reales necesidades y problemas de la población, en el marco del avance e impulso de las 5 Revoluciones de la Revolución Socialista, en compromiso con la Patria; todo esto con el ineludible compromiso que demanda el estremecimiento de los esquemas de gestión y las bases de la Planificación como eslabón fundamental para la reconversión del Estado, rumbo al Socialismo Bolivariano, en torno a lo cual el Ministerio como ente rector de la materia en el ámbito nacional, le corresponde el importante desafío de revisar, replantear, desarrollar y establecer nuevos y mejores esquemas metodológicos para concebir y consolidar el nuevo andamiaje y configuración de las instancias de Gobierno, para hacerlas realmente revolucionarias y acercar la planificación a la solución de los problemas sociales y económicos.

Se busca crear una nueva dinámica, en sinergia con nuevos esquemas y estructuras del Sistema de Gobierno y del Estado para crear nuevas capacidades de gestión eficiente de las políticas públicas, mediante la implementación de unas líneas de acción y priorización/orientación del presupuesto para gestionar proyectos y actividades que engranan de manera transversal dentro de las 5 Revoluciones de la Revolución, anunciadas:

1.- En el marco de la Primera Revolución, la Económica, para el desarrollo de una economía autosustentable, diversificada y armónica, se plantea el diseño y establecimiento de cadenas productivas en áreas prioritarias para el desarrollo nacional, la construcción de modelos económicos de desarrollo con rigor científico y el impulso de un modelo productivo socialista basado en nuevas formas organizativas.

2.- En el marco de la Segunda Revolución, de las Misiones Socialistas, se plantea el rediseño y fortalecimiento de los esquemas de las Misiones y Grandes Misiones. Indicadores del aporte de cada Misión a la solución de problemas sociales, en función de las metas de las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

3.- En el marco de la Tercera Revolución, de la Construcción del Socialismo Territorial, corresponde darle dimensión espacial al Plan de la Patria: planificación a escala local, de los ejes de desarrollo nacional y de las comunas; se busca vincular la planificación con participación popular y protagónica, de la mano con el despliegue de Gobierno de Calle.

4.- En el marco de la Cuarta Revolución, la Revolución Política del Estado, es imperativo para el Ministerio diseñar mecanismos para evaluar constantemente los métodos de gobierno y su relación con el pueblo y los movimientos sociales, establecer nuevas estrategias de gestión y estructura del estado, para revolucionar la aplicación del conocimiento en la práctica y consolidar la eficiencia socialista. Esto parte del establecimiento de un gran sistema de información que brinde soporte como cerebro estadístico e informático para la gestión del Estado.

5.- Finalmente, en el marco de la Quinta Revolución, del Conocimiento, la Ciencia, la Cultura y la Tecnología, es menester impulsar el conocimiento como elemento generador de una base productiva nacional y la transformación de la sociedad en general, configurar un efectivo sistema de formación y desarrollo de cuadros de dirección y gestión de las diferentes instancias de gobierno, formando a las trabajadoras, trabajadores, directoras y directores de las organizaciones y empresas del Estado, a escala institucional, nacional, regional y de las organizaciones y movimientos sociales a escala comunal y local.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
123457	710028000	Rediseño del sistema nueva etapa-versión 2.0 y su integración con otros sistemas de la Administración Financiera del Sector Público	01/08/2014	01/05/2016	5.128.130	2.192.014	129.295		7.449.439
126809	710057000	Balance de Recursos de Venezuela	01/01/2015	31/12/2017		1.188.954	1.628.787	355.075	3.172.816
				TOTAL	5.128.130	3.380.968	1.758.082	355.075	10.622.255

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123457	710028000	Rediseño del sistema nueva etapa-versión 2.0 y su integración con otros sistemas de la Administración Financiera del Sector Público	Sistema			1	2.192.014			2.192.014
126761	710029000	Planes operativos anuales ajustados a los términos establecidos en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y asignación de recursos asociados	Plan			1	4.353.867			4.353.867
126770	710030000	Sistema de formación y evaluación integral, continuo y permanente de los servidores públicos	Servidor			750	1.098.668			1.098.668
126773	710031000	Unificación de criterios en los lineamientos técnicos y financieros para la negociación Convenciones Colectivas de Trabajo en el sector público	Informe			50	105.939			105.939
126778	710032000	Diseñar e implantar un sistema de información para el seguimiento de planes estratégicos y operativos	Sistema			1	518.144			518.144
126775	710033000	Fortalecimiento del Sistema de la Función Pública (FASE 1).	Sistema			1	1.466.761			1.466.761
126788	710034000	Estudios estratégicos del área social en el marco del Plan de la Patria	Informe			7	1.420.132			1.420.132
126803	710035000	Sistema de Ciudades del País	Sistema			1	4.875.103			4.875.103
126804	710036000	Caracterización del país en subregiones	Plan			4	4.881.112			4.881.112
126802	710037000	Planes de Desarrollo Integral de los Distritos Motores Priorizados	Documento			1	5.166.561			5.166.561
126799	710038000	Metodología de abordaje de los sectores urbanos y comunas	Documento			1	4.172.692			4.172.692
126805	710039000	Sistema de indicadores para el desarrollo de la ciudad	Sistema			1	3.873.215			3.873.215

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta		Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126806	710040000	Caracterización del país en Regiones y la formulación de Planes de desarrollo Estructurantes	Documento	1	2.730.439			2.730.439
126793	710041000	Sistema de Accesibilidad Nacional	Modelo	1	4.819.259			4.819.259
126774	710042000	Seguimiento y Análisis de la Política Económica y Social, ámbito nacional e internacional	Informe	327	1.063.400			1.063.400
126792	710043000	Estudios estratégicos de impacto internacional, económico regional y su relación con Venezuela	Estudio	36	1.291.149			1.291.149
126782	710044000	Mapa estratégico internacional de tecnología	Documento	6	58.909			58.909
126767	710045000	Conceptualización de las cadenas productivas de la economía nacional	Documento	52	972.000			972.000
126807	710046000	Creación de un sistema integrado de análisis económico	Sistema	1	972.000			972.000
126808	710047000	Sistema de Gestión del Plan de Inversiones Públicas	Sistema	1	7.029.677			7.029.677
126784	710048000	Metodologías para la formulación de proyectos, seguimiento y evaluación de impacto de las Misiones y Grandes Misiones Sociales	Informe	4	2.999.847			2.999.847
126892	710049000	Estímulo de la aparición de una nueva dinámica económica	Documento	1	1.512.000			1.512.000
126800	710050000	Fortalecer el sistema de modelación de escenarios macroeconómicos	Sistema	1	864.000			864.000
126791	710051000	Plan Maestro para simplificar y eliminar trámites administrativos de los órganos y entes de la Administración Pública Nacional APN	Lineamiento	1	656.490			656.490
126764	710052000	Adecuación y Fortalecimiento de la Plataforma Tecnológica del Ministerio del Poder Popular de Planificación	Plataforma tecnológica	1	62.600.000			62.600.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta		Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
126768	710053000	Modernización de la Red de Voz y Datos del Ministerio del Poder Popular de Planificación	Red	11	16.650.000			16.650.000
126777	710054000	Diseño y aplicación de instrumentos metodológicos de planificación pública y popular para la formulación de los planes sectoriales	Plan	17	9.337.995			9.337.995
126780	710055000	Planes Estratégicos Institucionales (Metodologías para el diseño, criterios y variables)	Plan	400	5.545.989			5.545.989
126790	710056000	Estudio estratégico de modelos organizativos para la gestión de empresas públicas y unidades socio productivas como espacios de construcción de la nueva dinámica productiva	Informe	10	3.440.000			3.440.000
126809	710057000	Balance de Recursos de Venezuela	Documento	6	1.188.954			1.188.954
	719999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolivar	2.960.946.993	213.652.961	2.747.294.032		2.960.946.993
				TOTAL	371.509.277	2.747.294.032		3.118.803.309

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
710001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	136.120.676			136.120.676
710002000	Gestión administrativa	561.800.901			561.800.901
710003000	Previsión y protección social	69.492.333			69.492.333
	TOTAL	**767.413.910**			**767.413.910**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**58**	**42**		**100**	**2.680.131**	**160.866**	**2.840.997**
Altos Funcionarios y de Elección Popular		1		1	25.508		25.508
Alto Nivel y de Dirección	3	1		4	102.034		102.034
Directivo	27	23		50	1.275.420		1.275.420
Profesional y Técnico	20	3		23	690.944	80.590	771.534
Personal Administrativo	6			6	154.972	6.873	161.845
Obrero	2	14		16	431.253	73.403	504.656
Personal Contratado	**125**	**118**		**243**	**10.254.400**		**10.254.400**
Directivo	3	2		5	237.397		237.397
Profesional y Técnico	33	29		62	4.168.187		4.168.187
Personal Administrativo	66	43		109	3.888.016		3.888.016
Obrero	23	44		67	1.960.800		1.960.800
TOTAL	**183**	**160**		**343**	**12.934.531**	**160.866**	**13.095.397**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**46**	**14**	**60**	**9.615.542**
Empleados	46	14	60	9.615.542
Jubilados	**232**	**148**	**380**	**59.876.791**
Empleados	232	148	380	59.876.791
TOTAL	**278**	**162**	**440**	**69.492.333**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	125.433.065			125.433.065
4.02	Materiales, suministros y mercancías	59.916.789			59.916.789
4.03	Servicios no personales	147.385.001			147.385.001
4.04	Activos reales	85.385.877			85.385.877
4.07	Transferencias y donaciones	720.802.455	2.747.294.032		3.468.096.487
	TOTAL	**1.138.923.187**	**2.747.294.032**		**3.886.217.219**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	649.310.122	2.747.294.032		3.396.604.154
4.07.01.00.00	Transferencias y donaciones corrientes internas	649.310.122			649.310.122
4.07.01.03.00	Transferencias corrientes internas al sector público	649.310.122			649.310.122
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	543.310.122			543.310.122
	- A0015 Corporación de Desarrollo de la Región Central (Corpocentro)	35.000.000			35.000.000
	- A0016 Corporación de Desarrollo de la Región de los Llanos (Corpollanos)	35.000.000			35.000.000
	- A0018 Corporación de Desarrollo de la Región de los Andes (Corpoandes)	40.000.000			40.000.000
	- A0019 Corporación de Desarrollo de la Región Zuliana (Corpozulia)	80.000.000			80.000.000
	- A0198 Instituto Nacional de Estadística (INE)	207.257.425			207.257.425
	- A0261 Corporación de Desarrollo Jacinto Lara (Corpolara)	40.000.000			40.000.000
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	13.353.628			13.353.628
	- A0455 Fundación Escuela Venezolana de Planificación	92.699.069			92.699.069
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	106.000.000			106.000.000
	- A0296 Corporación de Desarrollo de la Cuenca del Río Tuy "Francisco de Miranda", S.A. (Corpómiranda, S.A.)	66.000.000			66.000.000
	- A0298 Corporación Especial para el Desarrollo Integral del Estado Amazonas, S.A. (Corpoamazonas, S.A.)	40.000.000			40.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		2.747.294.032		2.747.294.032
4.07.03.03.00	Transferencias de capital internas al sector público		2.747.294.032		2.747.294.032

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		19.277.090		19.277.090
	- A0198 Instituto Nacional de Estadística (INE)		19.277.090		19.277.090
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		2.728.016.942		2.728.016.942
	- A0296 Corporación de Desarrollo de la Cuenca del Río Tuy "Francisco de Miranda", S.A. (Corpomiranda, S.A.)		2.728.016.942		2.728.016.942

PROYECTO: COD. N.E: 123457 COD. PPTO: 710028000 Rediseño del Sistema Nueva Etapa-Versión 2.0 y su Integración con otros Sistemas de la Administración Financiera del Sector Público

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 2.192.014

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diseñar sistemas de información estandarizados en todas las fases del proceso de planificación y gestión pública, que satisfagan de manera oportuna y confiable las necesidades de data, apoyados en las TICs

OBJETIVOS ESPECÍFICOS: Desarrollar e implantar la Versión 2.0 del Sistema Nueva Etapa que garantice la debida vinculación de los Planes estratégicos y Operativos con el Presupuesto Público, así como el respectivo control y seguimiento físico-financiero de los mismos, dado el ordenamiento legal vigente

RESULTADO: Sistema Nueva Etapa versión 2.0

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.269.600					1.269.600
4.03	Servicios no personales	922.414					922.414
	TOTAL	**2.192.014**					**2.192.014**

PROYECTO: COD. N.E: 126761 COD. PPTO: 710029000 Planes Operativos Anuales Ajustados a los términos establecidos en las Líneas Generales del Plan de La Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y Asignación de Recursos Asociados

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 4.353.867

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la formulación de los planes estratégicos y operativos en forma articulada con los órganos y entes de la Administración Pública Nacional así como con el Poder Popular

OBJETIVOS ESPECÍFICOS: Optimizar la asignación eficiente de recursos de los Planes Operativos Anuales correspondiente al ejercicio fiscal 2016, a partir de su vinculación con los planes sectoriales, objetivos y las metas establecidas en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

RESULTADO: Plan Operativo Anual Nacional para el Ejercicio Fiscal 2016

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.186.340					3.186.340
4.03	Servicios no personales	1.167.527					1.167.527
	TOTAL	**4.353.867**					**4.353.867**

PROYECTO: COD. N.E: 126770 COD. PPTO: 710030000 Sistema de formación y evaluación integral, continuo y permanente de los servidores públicos

UNIDAD DE MEDIDA: Servidor

CANTIDAD: Fem.(0) Mas.(0) Total(750)

ASIGNACIÓN PRESUPUESTARIA: 1.098.668

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construir y fortalecer una nueva cultura de servicio público, que permita elevar los niveles de eficiencia, eficacia y calidad en la Gestión Pública, para que su actuación esté enfocada hacia la respuesta a las necesidades del pueblo inspirada en el socialismo, dignificando la función de los servidores y servidoras públicos con una visión común generadora de un sentido de pertenencia y orgullo de ser servidores públicos

OBJETIVOS ESPECÍFICOS: Crear el sistema de formación y evaluación integral, continuo y permanente de los servidores públicos que contenga los lineamientos de formación y evaluación de desempeño de los servidores y las servidoras de la Administración Pública Nacional que permita alcanzar los objetivos institucionales contenidos en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019

RESULTADO: Servidores y servidoras públicos formados y capacitados con visión socialista en beneficio de las instituciones y del pueblo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	733.500					733.500
4.03	Servicios no personales	269.168					269.168
4.04	Activos reales	96.000					96.000
	TOTAL	**1.098.668**					**1.098.668**

PROYECTO: COD. N.E: 126773 COD. PPTO: 710031000 Unificación de Criterios en los Lineamientos Técnicos y Financieros para la Negociación Convenciones Colectivas de Trabajo en el Sector Público

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(50)

ASIGNACIÓN PRESUPUESTARIA: 105.939

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construir y fortalecer una nueva cultura de servicio público, que permita elevar los niveles de eficiencia, eficacia y calidad en la Gestión Pública, para que su actuación esté enfocada hacia la respuesta a las necesidades del pueblo inspirada en el socialismo, dignificando la función de los servidores y servidoras públicos con una visión común generadora de un sentido de pertenencia y orgullo de ser servidores públicos

OBJETIVOS ESPECÍFICOS: Formular criterios unificados en los lineamientos técnicos y financieros para la negociación de las Convenciones Colectivas de Trabajo en el sector público con el fin de garantizar su cumplimiento

RESULTADO: Lineamientos y directrices para la negociación de la Convenciones Colectivas de Trabajo y el Sistema de determinación de costos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	62.970					62.970
4.03	Servicios no personales	13.985					13.985
4.04	Activos reales	28.984					28.984
	TOTAL	105.939					105.939

PROYECTO: Cod. N.e: 126778 cod. Ppto: 710032000 Diseñar e Implantar un Sistema de Información para el Seguimiento de Planes Estratégicos y Operativos

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 518.144

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aplicar métodos avanzados de Dirección que contribuyan al perfeccionamiento del proceso de toma de decisiones en el Ministerio del Poder Popular de Planificación

OBJETIVOS ESPECÍFICOS: Optimizar el proceso de seguimiento de la formulación y ejecución de los diferentes planes estratégicos y operativos a cargo de los Organismos y Entes del Ejecutivo Nacional, a través del diseño e implementación del Sistema de Seguimiento de Planes (SISEP), que incluye la elaboración de instrumentos que identifiquen objetivos, metas, proyectos e indicadores, así como informes de seguimiento, señalando los avances y las alertas que se pudieran generar, así como las recomendaciones pertinentes

RESULTADO: Sistema de seguimiento de planes (SISEP 1.0)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	462.805					462.805
4.03	Servicios no personales	55.339					55.339
	TOTAL	**518.144**					**518.144**

PROYECTO: COD. N.E: 126775 COD. PPTO: 710033000 Fortalecimiento del Sistema de la Función Pública (FASE 1).

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.466.761

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar en la modernización de la institucionalidad del Estado, con el propósito de lograr la eficiencia revolucionaria y así consolidar un sistema de gobierno al servicio del poder popular

OBJETIVOS ESPECÍFICOS: Fortalecer el Sistema de la Función Pública a través de la actualización y elaboración de lineamientos, directrices, métodos y herramientas en el ejercicio de los órganos y entes de la Administración Pública Nacional, con el propósito de lograr la eficiencia revolucionaria y así consolidar un sistema de gobierno al servicio del poder popular

RESULTADO: Sistema de la Función Pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	397.725					397.725
4.03	Servicios no personales	219.036					219.036
4.04	Activos reales	850.000					850.000
	TOTAL	**1.466.761**					**1.466.761**

PROYECTO: COD. N.E: 126788 COD. PPTO: 710034000 Estudios Estratégicos del Área Social en el Marco del Plan de la Patria

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(7)

ASIGNACIÓN PRESUPUESTARIA: 1.420.132

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Articular armónicamente las actividades del Ejecutivo Nacional en la regulación, formulación y seguimiento de políticas en materia de planificación estratégica, territorial, social, institucional, tanto en el mediano y en el largo plazo, así como la preparación de sus proyecciones y alternativas

OBJETIVOS ESPECÍFICOS: Formular estudios estratégicos en el área social que permitan disponer de información oportuna y de calidad que coadyuve a la formulación, evaluación y seguimiento de la política social para el fortalecimiento del desarrollo humano, dando cuenta de la gestión de gobierno, en el marco del Plan de la Patria; así como de la creación de nuevos indicadores científicos debidamente sustentados acorde a la ruptura de paradigmas de la Revolución

RESULTADO: Propuesta de Indicadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	454.225					454.225
4.03	Servicios no personales	512.157					512.157
4.04	Activos reales	453.750					453.750
	TOTAL	**1.420.132**					**1.420.132**

PROYECTO: COD. N.E: 126803 COD. PPTO: 710035000 Sistema de Ciudades del País

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 4.875.103

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Coordinar las actividades de planificación territorial y velar por su coherencia con las políticas, planes, programas y proyectos económicos, ambientales y sociales y con la estrategia de descentralización y desconcentración que establece el plan de la nación

OBJETIVOS ESPECÍFICOS: Implementar el sistema de ciudades a través de la interrelación de variables demográficas, económicas y de infraestructura que permitan generar los modelos de análisis para la planificación territorial

RESULTADO: Sistema de Ciudades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	816.458					816.458
4.03	Servicios no personales	2.853.291					2.853.291
4.04	Activos reales	1.205.354					1.205.354
	TOTAL	4.875.103					4.875.103

PROYECTO: COD. N.E: 126804 COD. PPTO: 710036000 Caracterización del país en subregiones

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 4.881.112

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir en el diseño conceptual para las Zonas Económicas Especiales, con el objeto de promover el desarrollo socio-productivo de estas áreas

OBJETIVOS ESPECÍFICOS: Formular diseños específicos de subregiones como las conceptuales de las Zonas Económicas Especiales que permitan el desarrollo socio-productivo de éstas áreas

RESULTADO: Lineamientos estratégicos formulados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	868.984					868.984
4.03	Servicios no personales	2.562.128					2.562.128
4.04	Activos reales	1.450.000					1.450.000
	TOTAL	**4.881.112**					**4.881.112**

PROYECTO: COD. N.E: 126802 COD. PPTO: 710037000 Planes de Desarrollo Integral de los Distritos Motores Priorizados

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.166.561

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir en la formulación de los planes de desarrollo integral de los Distritos Motores Priorizados, con el objeto de impulsar las actividades productivas y el fortalecimiento del Poder Popular

OBJETIVOS ESPECÍFICOS: Formular planes de desarrollo integral en los Distritos Motores Priorizados, que permitan impulsar las actividades productivas y fortalecer el desarrollo del Poder Popular

RESULTADO: Planes de Desarrollo Integral formulados en un documento que los contenga

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	600.590					600.590
4.03	Servicios no personales	3.125.971					3.125.971
4.04	Activos reales	1.440.000					1.440.000
	TOTAL	**5.166.561**					**5.166.561**

PROYECTO:	COD. N.E: 126799 COD. PPTO: 710038000 Metodología de Abordaje de los Sectores Urbanos y Comunas
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	4.172.692
OBJETIVO HISTÓRICO:	I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer la participación en el proceso de planificación, entre el poder popular y los órganos y entes que conforman el Sistema Nacional de Planificación Pública y Popular. Diversificar los mecanismos de comunicación y participación ciudadana, en las acciones de control y evaluación de la política social. Desarrollar los mecanismos y metodologías de formulación, seguimiento y control de las políticas, planes y proyectos
OBJETIVOS ESPECÍFICOS:	Desarrollar una metodología para el abordaje de los sectores urbanos y comunas, con lineamientos estratégicos y acciones para su ejecución, en procura de espacios de participación democrática, ejercicio del poder popular en la gestión de su territorio, hacia la satisfacción de las necesidades básicas, el fortalecimiento de sus capacidades productivas y la integración a la dinámica de las ciudades y regiones que los involucran
RESULTADO:	Un (1) Documento con la metodología para el abordaje y elaboración de planes de sectores urbanos y comunas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	609.046					609.046
4.03	Servicios no personales	1.645.659					1.645.659
4.04	Activos reales	1.917.987					1.917.987
	TOTAL	**4.172.692**					**4.172.692**

PROYECTO: COD. N.E: 126805 COD. PPTO: 710039000 Sistema de Indicadores para el Desarrollo de la Ciudad

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 3.873.215

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la participación en el proceso de planificación, entre el poder popular y los órganos y entes que conforman el Sistema Nacional de Planificación Pública y Popular

OBJETIVOS ESPECÍFICOS: Diseñar e implementar un sistema de indicadores que permita caracterizar la ciudad y determinar su nivel de desarrollo

RESULTADO: Sistema de Indicadores para caracterizar la ciudad y determinar su nivel de desarrollo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	862.396					862.396
4.03	Servicios no personales	2.678.032					2.678.032
4.04	Activos reales	332.787					332.787
	TOTAL	**3.873.215**					**3.873.215**

PROYECTO: COD. N.E: 126806 COD. PPTO: 710040000 Caracterización del país en Regiones y la Formulación de Planes de Desarrollo Estructurantes

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 2.730.439

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir con la identificación de planes de desarrollo estructurante cónsonos con las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019

OBJETIVOS ESPECÍFICOS: Formular planes de desarrollo estructurantes en las regiones, mediante la elaboración de diagnósticos y análisis territorial, que nos permitan revertir los desequilibrios territoriales existentes

RESULTADO: Planes de desarrollo estructurante formulados en las Regiones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	725.568					725.568
4.03	Servicios no personales	1.724.071					1.724.071
4.04	Activos reales	280.800					280.800
	TOTAL	**2.730.439**					**2.730.439**

PROYECTO:	COD. N.E: 126793 COD. PPTO: 710041000 Sistema de Accesibilidad Nacional
UNIDAD DE MEDIDA:	Modelo
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	4.819.259
OBJETIVO HISTÓRICO:	III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Generar el sistema de accesibilidad nacional evaluando el impacto de la conectividad terrestre, fluvial y aérea con el modelo integral de uso de suelo que contribuya a la generación de escenarios para el desarrollo territorial
OBJETIVOS ESPECÍFICOS:	Generar el sistema de accesibilidad nacional evaluando el impacto de la conectividad terrestre, fluvial y aérea con el modelo integral de uso de suelo que contribuya a la generación de escenarios para el desarrollo territorial
RESULTADO:	Un modelo del sistema de accesibilidad integral nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	770.906					770.906
4.03	Servicios no personales	2.842.999					2.842.999
4.04	Activos reales	1.205.354					1.205.354
	TOTAL	**4.819.259**					**4.819.259**

PROYECTO: COD. N.E: 126774 COD. PPTO: 710042000 Seguimiento y Análisis de la Política Económica y Social, ámbito nacional e internacional

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(327)

ASIGNACIÓN PRESUPUESTARIA: 1.063.400

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Elevar el nivel de respuesta institucional mediante la generación de informes de seguimiento oportunos y de calidad

OBJETIVOS ESPECÍFICOS: Efectuar análisis situacional de variables sociales, económicas en función de la coyuntura nacional e internacional

RESULTADO: Informes realizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	721.566					721.566
4.03	Servicios no personales	341.834					341.834
	TOTAL	**1.063.400**					**1.063.400**

PROYECTO: COD. N.E: 126792 COD. PPTO: 710043000 Estudios estratégicos de impacto internacional, económico regional y su relación con Venezuela

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total(36)

ASIGNACIÓN PRESUPUESTARIA: 1.291.149

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estudios estratégicos y escenarios en los ámbitos político, social, económico, seguridad y defensa, territorial, internacional, en el corto mediano y largo plazo

OBJETIVOS ESPECÍFICOS: Proporcionar en forma oportuna y confiable a las autoridades oficiales, información vinculada con los objetivos internacionales de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en particular el Objetivo Histórico IV, para el análisis de fenómenos que puedan derivar en toma de decisiones

RESULTADO: Estudios estratégicos de impacto internacional, económico regional y su relación con Venezuela

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	606.909					606.909
4.03	Servicios no personales	684.240					684.240
	TOTAL	**1.291.149**					**1.291.149**

PROYECTO: COD. N.E: 126782 COD. PPTO: 710044000 Mapa Estratégico Internacional de Tecnología

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 58.909

OBJETIVO HISTÓRICO: IV. Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estudios estratégicos y escenarios en los ámbitos político, social, económico, seguridad y defensa, territorial, internacional, en el corto mediano y largo plazo

OBJETIVOS ESPECÍFICOS: Realizar un balance del estado global de los procesos de innovación, que permita delimitar rutas de acción estratégica sobre la base de encadenamientos productivos sustentados en las ventajas cooperativas de los países de Latinoamérica y el Caribe

RESULTADO: Balance Tecnológico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	52.599					52.599
4.03	Servicios no personales	6.310					6.310
	TOTAL	**58.909**					**58.909**

PROYECTO: COD. N.E: 126767 COD. PPTO: 710045000 Conceptualización de las Cadenas Productivas de la Economía Nacional

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(52)

ASIGNACIÓN PRESUPUESTARIA: 972.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formular estudios estratégicos del mapa de mercancías y actores que permitan disponer de información oportuna y de calidad que coadyuve a la formulación, evaluación y seguimiento de la política económica, social y espacial para el funcionamiento de la economía en la transición al socialismo

OBJETIVOS ESPECÍFICOS: Contar con un estudio que permita el diseño de una correcta política de impulso al sector productivo y el establecimiento de lineamientos claros de política industrial

RESULTADO: Informe de diseño de las cadenas productivas
Informe síntesis del modelo simulación de comportamiento de la cadena productiva
Informe síntesis del modelo simulación de comportamiento entre las cadenas productivas
Informe de escenarios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	972.000					972.000
	TOTAL	**972.000**					**972.000**

PROYECTO: COD. N.E: 126807 COD. PPTO: 710046000 Creación de un Sistema Integrado de Análisis Económico

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 972.000

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar aplicaciones asociadas a las matrices insumo producto, regionalización de la producción, sistemas de información de la producción así como formulaciones de modelos para diseñar escenarios y prever impactos en función del desarrollo de la economía, de manera integrada (analizando el impacto sobre el nivel de empleo, inversión, relaciones intersectoriales, etc.)

OBJETIVOS ESPECÍFICOS: Desarrollar aplicaciones asociadas a las matrices insumo producto, regionalización de la producción, sistemas de información de la producción así como formulaciones de modelos para diseñar escenarios y prever impactos en función del desarrollo de la economía, de manera integrada (analizando el impacto sobre el nivel de empleo, inversión, relaciones intersectoriales, etc.)

RESULTADO: Contar con estimados del PIB regional que permita conocer la distribución geográfica de la creación de valor nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	972.000					972.000
	TOTAL	**972.000**					**972.000**

PROYECTO: COD. N.E: 126808 COD. PPTO: 710047000 Sistema de Gestión del Plan de Inversiones Públicas

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 7.029.677

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diseñar e implementar un sistema de gestión del plan de inversión pública, mediante la actualización de la base de datos de los organismos de la administración pública, a objeto de generar elementos para el análisis y la toma de decisiones por parte del Ejecutivo Nacional; considerando el impacto de los proyectos con el sistema de metas, las fuentes de financiamiento, la factibilidad, el impacto en cadenas nacionales y regionales aliadas

OBJETIVOS ESPECÍFICOS: Diseñar e implementar un sistema de gestión del plan de inversión pública, mediante la actualización de la base de datos de los organismos de la administración pública, a objeto de generar elementos para el análisis y la toma de decisiones por parte del Ejecutivo Nacional; considerando el impacto de los proyectos con el sistema de metas, las fuentes de financiamiento, la factibilidad, el impacto en cadenas nacionales y regionales aliadas

RESULTADO: Sistema de gestión del plan de inversión pública nacional diseñado e implementado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.339.681					1.339.681
4.03	Servicios no personales	4.381.669					4.381.669
4.04	Activos reales	1.308.327					1.308.327
	TOTAL	**7.029.677**					**7.029.677**

PROYECTO: COD. N.E: 126784 COD. PPTO: 710048000 Metodologías para la Formulación de Proyectos, Seguimiento y Evaluación de Impacto de las Misiones y Grandes Misiones Sociales

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 2.999.847

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir en los procesos de planificación en los distintos niveles del poder público y las diferentes instancias del poder popular

OBJETIVOS ESPECÍFICOS: Consolidar y expandir el uso de metodologías de planificación estratégica participativa, con énfasis en la formulación, el seguimiento y evaluación de proyectos, desarrollados por las Misiones y Grandes Misiones y el Sistema Nacional que las integra, para garantizar su sustentabilidad, eficiencia y eficacia del gobierno del Poder Popular. En correspondencia con el sistema nacional de planificación y sus escalas especiales

RESULTADO: METODOLOGIA PARA LA FORMULACIÓN SEGUIMIENTO Y EVALUACIÓN DE PROYECTO DE LAS MISIONES Y GRANDES MISIONES

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	510.239					510.239
4.03	Servicios no personales	1.244.729					1.244.729
4.04	Activos reales	1.244.879					1.244.879
	TOTAL	**2.999.847**					**2.999.847**

PROYECTO: COD. N.E: 126892 COD. PPTO: 710049000 Estímulo de la Aparición de una Nueva Dinámica Económica

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.512.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formular estudios estratégicos del mapa de mercancías y actores que permitan disponer de información oportuna y de calidad que coadyuve a la formulación, evaluación y seguimiento de la política económica, social y espacial para el funcionamiento de la economía en la transición al socialismo

OBJETIVOS ESPECÍFICOS: Diseño de métodos y normativas para el estímulo de una nueva economía de escala derivada de la organización en red en lugar de acumulación anárquica de capital

RESULTADO: Un marco institucional fortalecido para la creación de nuevas formas asociativas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	282.000					282.000
4.03	Servicios no personales	1.140.000					1.140.000
4.04	Activos reales	90.000					90.000
	TOTAL	**1.512.000**					**1.512.000**

PROYECTO: COD. N.E: 126800 COD. PPTO: 710050000 Fortalecer el Sistema de Modelación de Escenarios Macroeconómicos

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 864.000

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema de modelación de escenarios macroeconómicos que permita el análisis del impacto de políticas económicas y la mejora del proceso de toma de decisiones por parte del Ejecutivo Nacional

OBJETIVOS ESPECÍFICOS: Fortalecer el sistema de modelación de escenarios macroeconómicos que permita el análisis del impacto de políticas económicas y la mejora del proceso de toma de decisiones por parte del Ejecutivo Nacional

RESULTADO: Contar con un sistema de modelación de impacto de las políticas que permita mejorar la planificación y toma de decisiones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	864.000					864.000
	TOTAL	**864.000**					**864.000**

PROYECTO: COD. N.E: 126791 COD. PPTO: 710051000 Plan Maestro para Simplificar y Eliminar Trámites Administrativos de los Órganos y Entes de la Administración Pública Nacional (APN)

UNIDAD DE MEDIDA: Lineamiento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 656.490

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Propiciar una Administración Pública al servicio del ciudadano

OBJETIVOS ESPECÍFICOS: Desarrollar, evaluar y hacer seguimiento al Plan Maestro para simplificar y eliminar trámites administrativos de los órganos y entes de la Administración Pública Nacional APN, incorporando la contraloría social

RESULTADO: Acciones y Lineamientos generales para eliminar y simplificar trámites administrativos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	138.490					138.490
4.03	Servicios no personales	108.000					108.000
4.04	Activos reales	410.000					410.000
	TOTAL	**656.490**					**656.490**

PROYECTO: COD. N.E: 126764 COD. PPTO: 710052000 Adecuación y Fortalecimiento de la Plataforma Tecnológica del Ministerio del Poder Popular de Planificación

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 62.600.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: 2. Diseñar sistemas de información estandarizados en todas las fases del proceso de planificación y gestión pública, que satisfagan de manera oportuna y confiable las necesidades de data, apoyados en las TICs. + 3. 3. Implantar sistemas de información de Gestión Pública que integre los diferentes planes de la Administración Pública, optimizando los procesos de formulación, control y seguimiento en el corto, mediano y largo plazo

OBJETIVOS ESPECÍFICOS: Disponer de una plataforma tecnológica robusta y con tecnología de vanguardia para la prestación de los servicios y sistemas del Ministerio del Poder Popular de Planificación ante la Administración Pública Nacional y el Poder Popular

RESULTADO: Plataforma Tecnológica Operativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.803.743					5.803.743
4.03	Servicios no personales	14.638.890					14.638.890
4.04	Activos reales	42.157.367					42.157.367
	TOTAL	**62.600.000**					**62.600.000**

PROYECTO: COD. N.E: 126768 COD. PPTO: 710053000 Modernización de la Red de Voz y Datos del Ministerio del Poder Popular de Planificación

UNIDAD DE MEDIDA: Red

CANTIDAD: Fem.(0) Mas.(0) Total(11)

ASIGNACIÓN PRESUPUESTARIA: 16.650.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diseñar sistemas de información estandarizados en todas las fases del proceso de planificación y gestión pública, que satisfagan de manera oportuna y confiable las necesidades de data, apoyados en las TICs. + 3. 3. Implantar sistemas de información de Gestión Pública que integre los diferentes planes de la Administración Pública, optimizando los procesos de formulación, control y seguimiento en el corto, mediano y largo plazo

OBJETIVOS ESPECÍFICOS: Contar con una Red de Voz y Datos que optimicen las comunicaciones internas y externas del Ministerio del Poder Popular de Planificación

RESULTADO: Pisos con Red Operativa y Modernizada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	6.660.714					6.660.714
4.03	Servicios no personales	2.980.356					2.980.356
4.04	Activos reales	7.008.930					7.008.930
	TOTAL	16.650.000					16.650.000

PROYECTO: COD. N.E: 126777 COD. PPTO: 710054000 Diseño y aplicación de instrumentos metodológicos de planificación pública y popular para la formulación de los planes sectoriales

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(17)

ASIGNACIÓN PRESUPUESTARIA: 9.337.995

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la formulación de los planes sectoriales en materia económica, social, territorial y político-institucional

OBJETIVOS ESPECÍFICOS: Diseñar e implementar instrumentos metodológicos de planificación pública y popular que permitan orientar la formulación, seguimiento y control de los Planes Sectoriales con el propósito de concentrar esfuerzos en los sectores estratégicos de la nación y garantizar la viabilidad para el cumplimiento de los objetivos de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019

RESULTADO: Planes Sectoriales formulados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.774.701					1.774.701
4.03	Servicios no personales	7.563.294					7.563.294
	TOTAL	**9.337.995**					**9.337.995**

PROYECTO: COD. N.E: 126780 COD. PPTO: 710055000 Planes Estratégicos Institucionales (Metodologías para el Diseño, Criterios y Variables)

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(400)

ASIGNACIÓN PRESUPUESTARIA: 5.545.989

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la formulación de los planes estratégicos y operativos en forma articulada con los órganos y entes de la Administración Pública Nacional así como con el Poder Popular

OBJETIVOS ESPECÍFICOS: Promover metodologías para la formulación de planes estratégicos institucionales en los órganos y entes de la Administración Pública Nacional mediante la utilización de criterios metodológicos estandarizados, en conjunto con el cambio de paradigmas de gestión, formación técnica, ética y política del Estado, impulsando la eficiencia y transparencia en la gestión pública, así como el cumplimiento de las metas contenidas en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019

RESULTADO: Planes Estratégicos Institucionales formulados e implementados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.740.325					1.740.325
4.03	Servicios no personales	3.805.664					3.805.664
	TOTAL	**5.545.989**					**5.545.989**

PROYECTO: COD. N.E: 126790 COD. PPTO: 710056000 Estudio Estratégico de Modelos Organizativos para la Gestión de Empresas Públicas y Unidades Socio Productivas como Espacios de Construcción de la Nueva Dinámica Productiva

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 3.440.000

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Articular armónicamente las actividades del Ejecutivo Nacional en la regulación, formulación y seguimiento de políticas en materia de planificación estratégica, territorial, social, institucional, tanto en el mediano y en el largo plazo, así como la preparación de sus proyecciones y alternativas

OBJETIVOS ESPECÍFICOS: Realizar el estudio estratégico de modelos organizativos para la gestión de empresas públicas y unidades socio productivas como espacios de construcción de la nueva dinámica productiva, en el marco de la revolución de la eficiencia y el desarrollo del modelo económico productivo socialista

RESULTADO: Lineamientos y metodologías para el diseño organizativo de empresas públicas y unidades socio productivas como espacios de construcción de la nueva dinámica productiva

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.320.000					1.320.000
4.02	Materiales, suministros y mercancías	691.642					691.642
4.03	Servicios no personales	1.002.000					1.002.000
4.04	Activos reales	426.358					426.358
	TOTAL	**3.440.000**					**3.440.000**

PROYECTO: COD. N.E: 126809 COD. PPTO: 710057000 Balance de Recursos de Venezuela

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 1.188.954

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estudios estratégicos y escenarios en los ámbitos político, social, económico, seguridad y defensa, territorial, internacional, en el corto mediano y largo plazo

OBJETIVOS ESPECÍFICOS: Elaborar y actualizar los balances dinámicos totales y desagregados especialmente para cada uno de los principales recursos involucrados en el crecimiento y desarrollo de las nuevas inversiones, y a partir de ellos ensayar su proyección en el mediano y largo plazo

RESULTADO: Balances de Recursos de Venezuela

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	751.803					751.803
4.03	Servicios no personales	437.151					437.151
	TOTAL	1.188.954					1.188.954

PROYECTO: COD. N.E: COD. PPTO: 719999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(2960946993)

ASIGNACIÓN PRESUPUESTARIA: 2.960.946.993

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	213.652.961	2.747.294.032				2.960.946.993
	- 110855 Saneamiento y desarrollo integral de la cuenca del Río Tuy		2.728.016.942				2.728.016.942
	- 31276 Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)		19.277.090				19.277.090
	Resto de Fuentes de Financiamiento	213.652.961					213652961
	TOTAL	**213.652.961**	**2.747.294.032**				**2.960.946.993**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	213.652.961	2.747.294.032				2.960.946.993
4.07.01.00.00	Transferencias y donaciones corrientes internas	213.652.961					213.652.961
4.07.01.03.00	Transferencias corrientes internas al sector público	213.652.961					213.652.961
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	209.652.961					209.652.961
	- A0015 Corporación de Desarrollo de la Región Central (Corpocentro)	8.020.000					8.020.000
	- A0016 Corporación de Desarrollo de la Región de los Llanos (Corpollanos)	10.314.000					10.314.000
	- A0018 Corporación de Desarrollo de la Región de los Andes (Corpoandes)	10.303.851					10.303.851
	- A0198 Instituto Nacional de Estadística (INE)	114.941.385					114.941.385
	- A0261 Corporación de Desarrollo Jacinto Lara (Corpolara)	2.000.000					2.000.000
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	5.825.691					5.825.691
	- A0455 Fundación Escuela Venezolana de Planificación	58.248.034					58.248.034
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	4.000.000					4.000.000
	- A0298 Corporación Especial para el Desarrollo Integral del Estado Amazonas, S.A. (Corpoamazonas, S.A.)	4.000.000					4.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		2.747.294.032				2.747.294.032
4.07.03.03.00	Transferencias de capital internas al sector público		2.747.294.032				2.747.294.032

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		19.277.090				19.277.090
	- A0198 Instituto Nacional de Estadística (INE)		19.277.090				19.277.090
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		2.728.016.942				2.728.016.942
	- A0296 Corporación de Desarrollo de la Cuenca del Río Tuy "Francisco de Miranda", S.A. (Corpomiranda, S.A.)		2.728.016.942				2.728.016.942

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	124.113.065					124.113.065
4.03	Servicios no personales	12.007.611					12.007.611
	TOTAL	136.120.676					136.120.676

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	27.021.264					27.021.264
4.03	Servicios no personales	73.643.476					73.643.476
4.04	Activos reales	23.479.000					23.479.000
4.07	Transferencias y donaciones	437.657.161					437.657.161
	TOTAL	561.800.901					561.800.901

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	435.657.161					435.657.161
4.07.01.00.00	Transferencias y donaciones corrientes internas	435.657.161					435.657.161
4.07.01.03.00	Transferencias corrientes internas al sector público	435.657.161					435.657.161
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	333.657.161					333.657.161
	- A0015 Corporación de Desarrollo de la Región Central (Corpocentro)	26.980.000					26.980.000
	- A0016 Corporación de Desarrollo de la Región de los Llanos (Corpollanos)	24.686.000					24.686.000
	- A0018 Corporación de Desarrollo de la Región de los Andes (Corpoandes)	29.696.149					29.696.149
	- A0019 Corporación de Desarrollo de la Región Zuliana (Corpozulia)	80.000.000					80.000.000
	- A0198 Instituto Nacional de Estadística (INE)	92.316.040					92.316.040
	- A0261 Corporación de Desarrollo Jacinto Lara (Corpolara)	38.000.000					38.000.000
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	7.527.937					7.527.937
	- A0455 Fundación Escuela Venezolana de Planificación	34.451.035					34.451.035
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	102.000.000					102.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0296 Corporación de Desarrollo de la Cuenca del Río Tuy "Francisco de Miranda", S.A. (Corpomiranda, S.A.)	66.000.000					66.000.000
	- A0298 Corporación Especial para el Desarrollo Integral del Estado Amazonas, S.A. (Corpoamazonas, S.A.)	36.000.000					36.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	69.492.333					69.492.333
	TOTAL	**69.492.333**					**69.492.333**

72

Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología

MINISTERIO DEL PODER POPULAR PARA EDUCACIÓN UNIVERSITARIA, CIENCIA Y TECNOLOGÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, tiene como propósito contribuir con la consolidación del nuevo Estado Social de Derecho y de Justicia, que impulsa el proceso de la Revolución Bolivariana y que consagra en la Constitución de la República Bolivariana de Venezuela. Es por ello que se orienta a la instrumentación de la Revolución del Conocimiento, al promover un modelo propio que integre la ciencia, la cultura y la tecnología, en el proceso de transformación de la educación universitaria para la generación y aplicación del conocimiento, teniendo como objetivo primordial el desarrollo de las capacidades científico-tecnológicas, que contribuyan a defender y a garantizar nuestro bien más preciado, la Independencia.

Los esfuerzos estarán orientados a la construcción de un binomio entre la formación y la investigación, desde una nueva ética del conocimiento científico, tecnológico y humanístico, que permita desde el diálogo de saberes culturales ancestrales y científicos, la generación y aplicación del conocimiento desde proyectos desarrollados por las Instituciones de Educación Universitaria, los Centros de Investigación, las Empresas de Producción y Servicios, las Unidades Territoriales, así como otros entes adscritos al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, en articulación con las instancias del Poder Popular, para la vinculación con la realidad social y productiva, que permitan desde la educación, la investigación científica, junto con la aplicación de la ciencia y la tecnología, la producción de bienes y prestación de servicios, que contribuyan a la satisfacción de las necesidades de la población y la consolidación del tejido socio-productivo regional y nacional.

En esta perspectiva el Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, continuará en primer lugar, con el proceso de consolidación de los objetivos históricos, nacionales, estratégicos y generales que contempla las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019 y en segundo término, con las cinco grandes líneas o temas de política institucional establecidos para la formulación del Documento Político del Plan Operativo Anual (POA) 2015, los cuales se enuncian de la siguiente manera:

- Impulsar la transformación de la Educación Universitaria para la formación del talento humano y la generación del conocimiento científico, tecnológico y humanístico.
- Estímulo a los proyectos de investigación y desarrollo tecnológico orientados a la generación de conocimientos, la transferencia tecnológica y la innovación en áreas estratégicas.
- Impulso a los procesos de aplicación de los conocimientos y tecnologías en el desarrollo y fortalecimiento del sistema productivo regional y nacional.
- Consolidación de los espacios e instituciones municipales, regionales y nacionales, fortaleciendo las capacidades de generación e intercambio de los conocimientos y tecnologías.
- Fortalecimiento de la conectividad a través del despliegue de las telecomunicaciones, tecnologías de información y servicios postales en el territorio nacional.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124297	720021000	Consolidación de la nueva institucionalidad en los sectores de Educación Universitaria, Ciencia y Tecnología que garantice la eficiencia y eficacia de la gestión en articulación con el Poder Popular	proyecto de investigación			16	97.123.708			97.123.708
	729999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolivar			22.902.685.481	22.902.685.481			22.902.685.481
						TOTAL	22.999.809.189			22.999.809.189

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
720001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.280.668.363			1.280.668.363
720002000	Gestión administrativa	18.066.153.169			18.066.153.169
720003000	Previsión y protección social	14.272.800			14.272.800
	TOTAL	19.361.094.332			19.361.094.332

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**624**	**476**		**1.100**	**61.738.584**	**4.047.660**	**65.786.244**
Altos Funcionarios y de Elección Popular		1		1	51.016		51.016
Alto Nivel y de Dirección	1	2		3	153.050		153.050
Profesional y Técnico	478	204		682	39.468.171	700.101	40.168.272
Personal Administrativo	107	22		129	6.696.392	178.485	6.874.877
Obrero	38	247		285	15.369.955	3.169.074	18.539.029
Personal Contratado	**372**	**269**		**641**	**36.322.343**		**36.322.343**
Profesional y Técnico	293	144		437	25.773.469		25.773.469
Personal Administrativo	66	44		110	5.611.847		5.611.847
Obrero	13	81		94	4.937.027		4.937.027
TOTAL	**996**	**745**		**1.741**	**98.060.927**	**4.047.660**	**102.108.587**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**9**	**7**	**16**	**3.004.800**
Empleados	9	7	16	3.004.800
Jubilados	**42**	**18**	**60**	**11.268.000**
Empleados	42	18	60	11.268.000
TOTAL	**51**	**25**	**76**	**14.272.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.259.020.803			1.259.020.803
4.02	Materiales, suministros y mercancías	60.615.000			60.615.000
4.03	Servicios no personales	279.036.578			279.036.578
4.04	Activos reales	62.765.500			62.765.500
4.07	Transferencias y donaciones	40.696.465.640			40.696.465.640
4.11	Disminución de pasivos	3.000.000			3.000.000
	TOTAL	**42.360.903.521**			**42.360.903.521**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	40.543.896.927			40.543.896.927
4.07.01.00.00	Transferencias y donaciones corrientes internas	40.543.896.927			40.543.896.927
4.07.01.03.00	Transferencias corrientes internas al sector público	40.543.896.927			40.543.896.927
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	40.380.248.068			40.380.248.068
	- A0006 Colegio Universitario Francisco de Miranda	159.059.566			159.059.566
	- A0007 Colegio Universitario de Caracas	228.633.868			228.633.868
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	87.819.842			87.819.842
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	5.538.515.445			5.538.515.445
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	196.210.614			196.210.614
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	208.466.731			208.466.731
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	246.483.710			246.483.710
	- A0032 Instituto Universitario de Tecnología de los Llanos	172.177.812			172.177.812
	- A0033 Instituto Universitario de Tecnología de Maracaibo	416.991.175			416.991.175
	- A0035 Instituto Universitario de Tecnología de Yaracuy	160.269.153			160.269.153
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	158.536.669			158.536.669
	- A0038 Instituto Universitario de Tecnología de Valencia	287.149.647			287.149.647
	- A0039 Universidad Politécnica Territorial del Estado Trujillo "Mario Briceño Iragorry"	209.543.287			209.543.287
	- A0040 Universidad Politécnica Territorial "José Antonio Anzoátegui	255.803.355			255.803.355
	- A0042 Instituto Universitario de Tecnología de Cabimas	254.001.647			254.001.647
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	81.261.244			81.261.244

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	167.276.328			167.276.328
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	703.269.116			703.269.116
	- A0080 Universidad del Zulia (LUZ)	2.401.552.707			2.401.552.707
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	761.295.254			761.295.254
	- A0082 Universidad de Oriente (UDO)	1.770.198.174			1.770.198.174
	- A0083 Universidad de Los Andes (ULA)	2.508.344.802			2.508.344.802
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	439.423.137			439.423.137
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	487.346.488			487.346.488
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	894.615.646			894.615.646
	- A0087 Universidad Nacional Abierta (UNA)	426.405.668			426.405.668
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	428.425.377			428.425.377
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	1.051.119.591			1.051.119.591
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	2.109.601.490			2.109.601.490
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	922.812.604			922.812.604
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	454.663.369			454.663.369
	- A0093 Universidad Central de Venezuela (UCV)	3.144.247.239			3.144.247.239
	- A0094 Universidad de Carabobo (UC)	2.367.937.440			2.367.937.440
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	940.171.259			940.171.259
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	757.982.895			757.982.895
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	107.267.120			107.267.120
	- A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	15.545.100			15.545.100

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	1.196.490.107			1.196.490.107
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	203.825.694			203.825.694
	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	55.752.273			55.752.273
	- A0226 Academia de Ciencias Agrícolas de Venezuela (ACAV)	17.187.405			17.187.405
	- A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"	196.464.694			196.464.694
	- A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez"	175.931.728			175.931.728
	- A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"	226.387.421			226.387.421
	- A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"	254.683.135			254.683.135
	- A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano	11.970.000			11.970.000
	- A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"	162.844.333			162.844.333
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	27.684.146			27.684.146
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)	79.925.267			79.925.267
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	96.847.591			96.847.591
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	5.219.807			5.219.807
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	14.575.237			14.575.237

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	7.465.538			7.465.538
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	5.406.450			5.406.450
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)	7.557.080			7.557.080
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	14.324.018			14.324.018
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	4.847.617			4.847.617
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	4.656.643			4.656.643
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	364.228.702			364.228.702
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	95.646.585			95.646.585
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	13.920.700			13.920.700
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	6.881.000			6.881.000
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	48.714.214			48.714.214
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	25.792.591			25.792.591
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	10.441.404			10.441.404
	- A0413 Fundación Poliedro de Caracas	20.449.163			20.449.163
	- A0415 Fundación Misión Sucre	1.565.101.900			1.565.101.900
	- A0427 Fundación Centro Internacional Miranda	10.099.140			10.099.140

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	21.601.080			21.601.080
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	4.521.486			4.521.486
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	5.523.999			5.523.999
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	3.612.808			3.612.808
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	4.295.192			4.295.192
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	4.400.901			4.400.901
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	3.165.889			3.165.889
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	2.243.445			2.243.445
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)	4.849.716			4.849.716
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	2.121.890			2.121.890
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	3.636.674			3.636.674
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	4.639.887			4.639.887
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	6.612.517			6.612.517
	- A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)	19.634.984			19.634.984

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	20.167.217			20.167.217
	- A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)	10.816.923			10.816.923
	- A0464 Fundación Infocentro	204.706.651			204.706.651
	- A0466 Fundación Dr. Alejandro Próspero Reverend	90.424.992			90.424.992
	- A0507 Fundación Conciencia Televisión	27.211.309			27.211.309
	- A0565 Universidad Politécnica Territorial de los Altos Mirandinos "Cecilio Acosta"	204.988.266			204.988.266
	- A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)	706.450.178			706.450.178
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	107.942.589			107.942.589
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	89.919.495			89.919.495
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	97.472.862			97.472.862
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	17.225.371			17.225.371
	- A0942 Universidad Bolivariana de Venezuela (UBV)	1.060.532.466			1.060.532.466
	- A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"	1.501.500			1.501.500
	- A0952 Universidad Deportiva del Sur	115.039.380			115.039.380
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	82.999.973			82.999.973
	- A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)	12.715.393			12.715.393
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	158.762.239			158.762.239
	- A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"	2.647.928			2.647.928
	- A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo	59.552.301			59.552.301
	- A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas	80.370.686			80.370.686

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya	102.545.918			102.545.918
	- A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco	333.279.633			333.279.633
	- A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz	45.643.910			45.643.910
	- A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa	198.917.293			198.917.293
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	5.806.975			5.806.975
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	163.648.859			163.648.859
	- A1211 Telecom Venezuela, C.A.	44.755.256			44.755.256
	- A1225 Red de Transmisiones de Venezuela, C.A.	103.747.985			103.747.985
	- A1267 Corporación para el Desarrollo Científico y Tecnológico, S.A. (CODECYT S.A)	15.145.618			15.145.618

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	127.160.849			127.160.849
4.07.01.00.00	Transferencias y donaciones corrientes internas	127.160.849			127.160.849
4.07.01.01.00	Transferencias corrientes internas al sector privado	127.160.849			127.160.849
4.07.01.01.70	Subsidios educacionales al sector privado	127.160.849			127.160.849
	- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	68.952.205			68.952.205
	- S0622 Fundación La Salle de Ciencias Naturales	58.078.644			58.078.644
	- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (I.U.T.S.I.)	100.000			100.000
	- S1508 Instituto Universitario de la Audición y el Lenguaje	30.000			30.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	11.135.064			11.135.064
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	11.135.064			11.135.064
4.07.02.01.00	Transferencias corrientes al exterior	11.135.064			11.135.064
4.07.02.01.04	Transferencias corrientes a organismos internacionales	11.135.064			11.135.064
	- I0159 Unión Internacional de Telecomunicaciones	2.622.000			2.622.000
	- I0161 Universidad Latinoamericana y del Caribe	1.650.000			1.650.000
	- I0164 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	234.000			234.000
	- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	867.864			867.864
	- I0212 Fundación Internacional para la Ciencia - IFS	1.800			1.800
	- I0215 Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	297.000			297.000
	- I0219 Instituto Interamericano para el Cambio Global - IAI	2.659.500			2.659.500
	- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	2.340.000			2.340.000
	- I0221 Consorcio Latinoamericano de la Yuca - CLAYUCA	462.900			462.900

PROYECTO: COD. N.E: 124297 COD. PPTO: 720021000 Consolidación de la nueva institucionalidad en los sectores de educación universitaria, ciencia y tecnología que garantice la eficiencia y eficacia de la gestión en articulación con el poder popular

UNIDAD DE MEDIDA: Proyecto de investigación

CANTIDAD: Fem.(0) Mas.(0) Total(16)

ASIGNACIÓN PRESUPUESTARIA: 97.123.708

OBJETIVO HISTÓRICO: II. Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una política de apoyo a la Democratización de las universidades y un método de gestión con respecto a la autonomía universitaria. Vinculación universidad - aparato productivo: universidad de los trabajadores. Fortalecer la calidad de la educación universitaria. Generar un esquema de relación orgánica de la academia con las necesidades concretas y reales de la población, mediante programas como: cátedra abierta y cátedra en la calle.

OBJETIVOS ESPECÍFICOS: Generar Políticas Públicas orientadas a impulsar la revolución del conocimiento, que definan lineamientos y proyectos en formación e investigación y aplicación a ser formulados y ejecutados por las dependencias y oficinas del Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, contribuyendo al desarrollo del Subsistema Nacional Educación Universitaria (SNEU) y el Sistema Nacional de Ciencia Tecnología e Innovación (SNCTI).

RESULTADO: Transformación del estado social de derecho y de justicia (ESDJ), que garantice la implementación de políticas públicas conducentes al impulso de la Revolución del Conocimiento, mediante la elaboración de un Documento POA que garantice la direccionalidad de la gestión del Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, basados en dicho Documento, formular los proyectos que garanticen la operacionalidad y la generación de líneas desde las unidades de apoyo y sustantivas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	97.123.708					97.123.708
	TOTAL	**97.123.708**					**97.123.708**

PROYECTO: COD. N.E: COD. PPTO: 729999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(22.902.685.481)

ASIGNACIÓN PRESUPUESTARIA: 22.902.685.481

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos.

OBJETIVOS ESPECÍFICOS: Transferir a los entes adscritos los recursos financieros para la ejecución de los proyectos.

RESULTADO: Transferir a los entes adscritos los recursos financieros para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	22.902.685.481					22.902.685.481
	TOTAL	**22.902.685.481**					**22.902.685.481**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	22.902.685.481					22.902.685.481
4.07.01.00.00	Transferencias y donaciones corrientes internas	22.902.685.481					22.902.685.481
4.07.01.03.00	Transferencias corrientes internas al sector público	22.902.685.481					22.902.685.481
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	22.842.340.977					22.842.340.977
	- A0006 Colegio Universitario Francisco de Miranda	83.256.131					83.256.131
	- A0007 Colegio Universitario de Caracas	116.135.890					116.135.890
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	58.966.710					58.966.710
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	4.996.406.901					4.996.406.901
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	136.310.914					136.310.914
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	118.440.306					118.440.306
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	146.666.669					146.666.669
	- A0032 Instituto Universitario de Tecnología de los Llanos	100.391.918					100.391.918
	- A0033 Instituto Universitario de Tecnología de Maracaibo	307.072.720					307.072.720
	- A0035 Instituto Universitario de Tecnología de Yaracuy	96.161.991					96.161.991
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	101.591.698					101.591.698

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0038 Instituto Universitario de Tecnología de Valencia	245.140.456					245.140.456
	- A0039 Universidad Politécnica Territorial del Estado Trujillo "Mario Briceño Iragorry"	142.847.933					142.847.933
	- A0040 Universidad Politécnica Territorial "José Antonio Anzoátegui	177.481.020					177.481.020
	- A0042 Instituto Universitario de Tecnología de Cabimas	165.912.967					165.912.967
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	53.785.156					53.785.156
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	114.185.893					114.185.893
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	224.889.498					224.889.498
	- A0080 Universidad del Zulia (LUZ)	1.115.370.878					1.115.370.878
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	390.963.843					390.963.843
	- A0082 Universidad de Oriente (UDO)	788.478.868					788.478.868
	- A0083 Universidad de Los Andes (ULA)	1.074.458.812					1.074.458.812
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	270.023.502					270.023.502
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	335.599.469					335.599.469
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	424.055.614					424.055.614
	- A0087 Universidad Nacional Abierta (UNA)	197.264.249					197.264.249
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	252.483.415					252.483.415

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	553.010.977					553.010.977
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	1.052.818.301					1.052.818.301
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	602.695.327					602.695.327
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	223.001.101					223.001.101
	- A0093 Universidad Central de Venezuela (UCV)	888.946.784					888.946.784
	- A0094 Universidad de Carabobo (UC)	959.117.184					959.117.184
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	365.930.821					365.930.821
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	270.299.371					270.299.371
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	83.628.402					83.628.402
	- A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	7.258.407					7.258.407
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	848.573.788					848.573.788
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	173.276.773					173.276.773
	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	28.857.011					28.857.011
	- A0226 Academia de Ciencias Agrícolas de Venezuela (ACAV)	3.739.048					3.739.048

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"	123.777.984					123.777.984
	- A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez"	111.958.061					111.958.061
	- A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"	150.903.307					150.903.307
	- A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"	166.739.530					166.739.530
	- A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano	7.182.000					7.182.000
	- A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"	116.327.047					116.327.047
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	8.666.713					8.666.713
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)	75.099.549					75.099.549
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	24.271.723					24.271.723
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	2.697.017					2.697.017
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	7.079.319					7.079.319
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	2.850.071					2.850.071

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	2.768.850					2.768.850
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)	2.623.862					2.623.862
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	8.783.388					8.783.388
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	1.839.989					1.839.989
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	75.000					75.000
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	296.545.417					296.545.417
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	64.928.239					64.928.239
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	10.950.137					10.950.137
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	5.589.562					5.589.562
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	34.099.950					34.099.950
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	18.320.370					18.320.370
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	4.858.109					4.858.109

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0415 Fundación Misión Sucre	1.225.605.599					1.225.605.599
	- A0427 Fundación Centro Internacional Miranda	6.749.632					6.749.632
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	11.925.497					11.925.497
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	665.012					665.012
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	561.976					561.976
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	1.078.188					1.078.188
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	1.980.815					1.980.815
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	2.351.686					2.351.686
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	1.103.647					1.103.647
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	682.644					682.644
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)	1.031.767					1.031.767
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	1.111.993					1.111.993

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	2.020.187					2.020.187
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	2.099.434					2.099.434
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	4.311.137					4.311.137
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	8.139.220					8.139.220
	- A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)	7.473.740					7.473.740
	- A0464 Fundación Infocentro	93.622.809					93.622.809
	- A0466 Fundación Dr. Alejandro Próspero Reverend	44.579.940					44.579.940
	- A0507 Fundación Conciencia Televisión	16.188.109					16.188.109
	- A0565 Universidad Politécnica Territorial de los Altos Mirandinos "Cecilio Acosta"	78.165.950					78.165.950
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	71.652.997					71.652.997
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	69.555.945					69.555.945
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	31.669.848					31.669.848
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	8.130.882					8.130.882
	- A0942 Universidad Bolivariana de Venezuela (UBV)	744.602.127					744.602.127
	- A0952 Universidad Deportiva del Sur	78.795.812					78.795.812

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	63.325.929					63.325.929
	- A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)	10.127.357					10.127.357
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	105.939.275					105.939.275
	- A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"	1.582.040					1.582.040
	- A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo	49.898.989					49.898.989
	- A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas	62.214.900					62.214.900
	- A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya	74.649.743					74.649.743
	- A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco	236.262.065					236.262.065
	- A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz	33.559.319					33.559.319
	- A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa	144.492.857					144.492.857
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	60.344.504					60.344.504
	- A1225 Red de Transmisiones de Venezuela, C.A.	60.344.504					60.344.504

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.259.020.803					1.259.020.803
4.03	Servicios no personales	21.647.560					21.647.560
	TOTAL	1.280.668.363					1.280.668.363

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	60.615.000					60.615.000
4.03	Servicios no personales	160.265.310					160.265.310
4.04	Activos reales	62.765.500					62.765.500
4.07	Transferencias y donaciones	17.779.507.359					17.779.507.359
4.11	Disminución de pasivos	3.000.000					3.000.000
	TOTAL	18.066.153.169					18.066.153.169

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	17.641.211.446					17.641.211.446
4.07.01.00.00	Transferencias y donaciones corrientes internas	17.641.211.446					17.641.211.446
4.07.01.03.00	Transferencias corrientes internas al sector público	17.641.211.446					17.641.211.446
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	17.537.907.091					17.537.907.091
	- A0006 Colegio Universitario Francisco de Miranda	75.803.435					75.803.435
	- A0007 Colegio Universitario de Caracas	112.497.978					112.497.978
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	28.853.132					28.853.132
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	542.108.544					542.108.544
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	59.899.700					59.899.700
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	90.026.425					90.026.425
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	99.817.041					99.817.041
	- A0032 Instituto Universitario de Tecnología de los Llanos	71.785.894					71.785.894
	- A0033 Instituto Universitario de Tecnología de Maracaibo	109.918.455					109.918.455
	- A0035 Instituto Universitario de Tecnología de Yaracuy	64.107.162					64.107.162

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	56.944.971					56.944.971
	- A0038 Instituto Universitario de Tecnología de Valencia	42.009.191					42.009.191
	- A0039 Universidad Politécnica Territorial del Estado Trujillo "Mario Briceño Iragorry"	66.695.354					66.695.354
	- A0040 Universidad Politécnica Territorial "José Antonio Anzoátegui	78.322.335					78.322.335
	- A0042 Instituto Universitario de Tecnología de Cabimas	88.088.680					88.088.680
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	27.476.088					27.476.088
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	53.090.435					53.090.435
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	478.379.618					478.379.618
	- A0080 Universidad del Zulia (LUZ)	1.286.181.829					1.286.181.829
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	370.331.411					370.331.411
	- A0082 Universidad de Oriente (UDO)	981.719.306					981.719.306
	- A0083 Universidad de Los Andes (ULA)	1.433.885.990					1.433.885.990
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	169.399.635					169.399.635
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	151.747.019					151.747.019

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	470.560.032					470.560.032
	- A0087 Universidad Nacional Abierta (UNA)	229.141.419					229.141.419
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	175.941.962					175.941.962
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	498.108.614					498.108.614
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	1.056.783.189					1.056.783.189
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	320.117.277					320.117.277
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	231.662.268					231.662.268
	- A0093 Universidad Central de Venezuela (UCV)	2.255.300.455					2.255.300.455
	- A0094 Universidad de Carabobo (UC)	1.408.820.256					1.408.820.256
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	574.240.438					574.240.438
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	487.683.524					487.683.524
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	23.638.718					23.638.718
	- A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	8.286.693					8.286.693
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	347.916.319					347.916.319

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	30.548.921					30.548.921
	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	26.895.262					26.895.262
	- A0226 Academia de Ciencias Agrícolas de Venezuela (ACAV)	13.448.357					13.448.357
	- A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"	72.686.710					72.686.710
	- A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez"	63.973.667					63.973.667
	- A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"	75.484.114					75.484.114
	- A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"	87.943.605					87.943.605
	- A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano	4.788.000					4.788.000
	- A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"	46.517.286					46.517.286
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	19.017.433					19.017.433
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)	4.825.718					4.825.718

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	72.575.868					72.575.868
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	2.522.790					2.522.790
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	7.495.918					7.495.918
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	4.615.467					4.615.467
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	2.637.600					2.637.600
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)	4.933.218					4.933.218
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	5.540.630					5.540.630
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	3.007.628					3.007.628
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	4.581.643					4.581.643
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	67.683.285					67.683.285
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	30.718.346					30.718.346

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	2.970.563					2.970.563
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	1.291.438					1.291.438
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	14.614.264					14.614.264
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	7.472.221					7.472.221
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	5.583.295					5.583.295
	- A0413 Fundación Poliedro de Caracas	20.449.163					20.449.163
	- A0415 Fundación Misión Sucre	339.496.301					339.496.301
	- A0427 Fundación Centro Internacional Miranda	3.349.508					3.349.508
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	9.675.583					9.675.583
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	3.856.474					3.856.474
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	4.962.023					4.962.023
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	2.534.620					2.534.620

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	2.314.377					2.314.377
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	2.049.215					2.049.215
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	2.062.242					2.062.242
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	1.560.801					1.560.801
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)	3.817.949					3.817.949
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	1.009.897					1.009.897
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	1.616.487					1.616.487
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	2.540.453					2.540.453
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	2.301.380					2.301.380
	- A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)	19.634.984					19.634.984

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	12.027.997					12.027.997
	- A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)	3.343.183					3.343.183
	- A0464 Fundación Infocentro	111.083.842					111.083.842
	- A0466 Fundación Dr. Alejandro Próspero Reverend	45.845.052					45.845.052
	- A0507 Fundación Conciencia Televisión	11.023.200					11.023.200
	- A0565 Universidad Politécnica Territorial de los Altos Mirandinos "Cecilio Acosta"	126.822.316					126.822.316
	- A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)	706.450.178					706.450.178
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	36.289.592					36.289.592
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	20.363.550					20.363.550
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	65.803.014					65.803.014
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	9.094.489					9.094.489
	- A0942 Universidad Bolivariana de Venezuela (UBV)	315.930.339					315.930.339
	- A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"	1.501.500					1.501.500
	- A0952 Universidad Deportiva del Sur	36.243.568					36.243.568
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	19.674.044					19.674.044

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)	2.588.036					2.588.036
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	52.822.964					52.822.964
	- A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"	1.065.888					1.065.888
	- A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo	9.653.312					9.653.312
	- A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas	18.155.786					18.155.786
	- A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya	27.896.175					27.896.175
	- A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco	97.017.568					97.017.568
	- A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz	12.084.591					12.084.591
	- A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa	54.424.436					54.424.436
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	5.806.975					5.806.975
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	103.304.355					103.304.355
	- A1211 Telecom Venezuela, C.A.	44.755.256					44.755.256
	- A1225 Red de Transmisiones de Venezuela, C.A.	43.403.481					43.403.481

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1267 Corporación para el Desarrollo Científico y Tecnológico, S.A. (CODECYT S.A)	15.145.618					15.145.618

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	127.160.849					127.160.849
4.07.01.00.00	Transferencias y donaciones corrientes internas	127.160.849					127.160.849
4.07.01.01.00	Transferencias corrientes internas al sector privado	127.160.849					127.160.849
4.07.01.01.70	Subsidios educacionales al sector privado	127.160.849					127.160.849
	- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	68.952.205					68.952.205
	- S0622 Fundación La Salle de Ciencias Naturales	58.078.644					58.078.644
	- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (I.U.T.S.I.)	100.000					100.000
	- S1508 Instituto Universitario de la Audición y el Lenguaje	30.000					30.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	11.135.064					11.135.064
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	11.135.064					11.135.064
4.07.02.01.00	Transferencias corrientes al exterior	11.135.064					11.135.064
4.07.02.01.04	Transferencias corrientes a organismos internacionales	11.135.064					11.135.064
	- I0159 Unión Internacional de Telecomunicaciones	2.622.000					2.622.000
	- I0161 Universidad Latinoamericana y del Caribe	1.650.000					1.650.000
	- I0164 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	234.000					234.000
	- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	867.864					867.864
	- I0212 Fundación Internacional para la Ciencia - IFS	1.800					1.800
	- I0215 Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	297.000					297.000
	- I0219 Instituto Interamericano para el Cambio Global - IAI	2.659.500					2.659.500
	- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	2.340.000					2.340.000
	- I0221 Consorcio Latinoamericano de la Yuca - CLAYUCA	462.900					462.900

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	14.272.800					14.272.800
	TOTAL	**14.272.800**					**14.272.800**

73

Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda

MINISTERIO DEL PODER POPULAR PARA ECOSOCIALISMO, HÁBITAT Y VIVIENDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda, anteriormente denominado Ministerio del Poder Popular para Vivienda, Hábitat y el Ecosocialismo, nace de la fusión de los antiguos Ministerios del Poder Popular para el Ambiente y para Vivienda y Hábitat, según lo establecido en el Decreto N° 1.227 de fecha 03/09/2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.489 de la misma fecha, cuya competencia está orientada fundamentalmente en desarrollar de manera armónica el Objetivo Histórico III: "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América" y el Objetivo Histórico V: "Contribuir con la preservación de la vida en el planeta y salvar la especie humana"; satisfaciendo las necesidades de nuestro pueblo, mediante el aprovechamiento racional de nuestros recursos naturales, protección del hábitat y la vivienda, promoviendo una nueva geopolítica nacional y un modelo económico productivo que procure una relación armónica entre el ser humano y la naturaleza, lo cual viene a constituir el objetivo principal del Ecosocialismo.

El nuevo Despacho asume la función estratégica, en cuanto al establecimiento de una política integral del Estado, en materia de ecosocialismo, hábitat y vivienda, en coordinación con los demás Órganos y Entes de la Administración Pública Central y Descentralizada, definiendo asimismo líneas maestras, que faciliten la implementación, desarrollo y consolidación de este naciente Ministerio, trabajando conjuntamente con el Poder Popular, orientados a la sustentación de los intereses comunes, sobre los individuales; la conservación, aprovechamiento sustentable y la protección de la diversidad biológica, reservorios de agua y demás recursos naturales; los derechos de la Madre Tierra; la igualdad de género, culturas y comunidades; el acceso a la tenencia de la tierra; la recolección, disposición y aprovechamiento de los residuos y el desarrollo y aplicación de tecnologías de bajo impacto ambiental, para dar continuidad a los objetivos emanados de las Líneas Generales del Plan Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y sus ejes estratégicos, mediante un sistema territorial equilibrado, que promueva un hábitat integral, con accesibilidad plena, equipamientos urbanos, áreas libres y fuentes de trabajo, donde se puedan satisfacer las necesidades de vivienda de nuestro pueblo, sin afectar el medio ambiente.

Para el año 2015, dada la responsabilidad trascendental que comprende el ejercer la rectoría y coordinación del nuevo Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda, se tiene previsto adaptar su estructura a la nueva realidad social y política del país, en función de lograr la seguridad y firmeza de su gestión; por ello, seguirá impulsando las Grandes Misiones: Misión Árbol, Gran Misión Vivienda Venezuela y Gran Misión Barrio Nuevo Barrio Tricolor, así como también los proyectos de conservación y aprovechamiento de cuencas hidrográficas, producción, administración y manejo de agua potable y aguas servidas, saneamiento de ríos y lagos, protección y multiplicación de la biósfera y disposición de desechos sólidos en rellenos sanitarios, garantizando una ordenación y gestión soberana del territorio, que oriente una organización socio-territorial, ecológica y socialmente sustentable.

Se continuará igualmente con los proyectos que se han venido ejecutando en años anteriores, en materia de ambiente, hábitat y vivienda, orientados a una nueva visión, donde prevalezca la protección del Ecosocialismo, para garantizar la salvación del planeta tierra y la conservación de la especie humana.

Así mismo, continuaremos orientados entre otras funciones, a satisfacer las necesidades de divulgación de información, relacionadas con las actividades que contribuyen a la conservación, defensa y mejoramiento del ambiente, hábitat y vivienda.

Paralelamente, mantendremos la rectoría de las políticas públicas, orientadas hacia la protección y manejo del sistema de parques nacionales, monumentos naturales, parques de recreación y reservas de agua, soporte esencial para un desarrollo con inclusión social y participación comunitaria, que garantice el vínculo entre el ser humano y la naturaleza, en la búsqueda de la felicidad suprema en la sociedad socialista, garantizando a las generaciones presentes y futuras, los derechos fundamentales de la vida, bajo principios de igualdad y seguridad territorial.

En este mismo orden de ideas, se integrará a las comunidades en el funcionamiento de los centros de conservación ex situ (parques zoológicos, acuarios e instituciones afines) de Venezuela, con la finalidad de reivindicar su rol ancestral, como protectores de la naturaleza y promotores de la conciencia ecológica originaria, incentivando en estos espacios, la participación y el sentido de identificación con la fauna autóctona, mediante el establecimiento de lineamientos para la gestión y funcionamiento, en cuanto al manejo de las poblaciones cautivas y el desarrollo de programas de educación y participación comunitaria.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
125914	730023000	Formulación de los planes para el nuevo ordenamiento urbano	Informe			10	2.011.501			2.011.501
126005	730024000	Actualización y seguimiento de los indicadores estadísticos y de costos ejecutados	Informe			4	270.321			270.321
	739999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			6.571.312.555	3.291.857.361	3.279.455.194		6.571.312.555
		TOTAL					**3.294.139.183**	**3.279.455.194**		**6.573.594.377**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
730001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.534.538.880			1.534.538.880
730002000	Gestión administrativa	1.279.857.288			1.279.857.288
730003000	Previsión y protección social	500.000.000			500.000.000
730007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	110.000			110.000
	TOTAL	3.314.506.168			3.314.506.168

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**2.675**	**3.006**		**5.681**	**152.350.371**	**58.497.630**	**210.848.001**
Altos Funcionarios y de Elección Popular		1		1	125.979		125.979
Alto Nivel y de Dirección	1	4		5	266.083		266.083
Directivo	103	160		263	6.659.790		6.659.790
Profesional y Técnico	1.208	971		2.179	55.177.400	23.136.520	78.313.920
Personal Administrativo	514	204		718	18.181.456	7.623.690	25.805.146
Personal Médico	9	4		13	329.200	138.032	467.232
Obrero	840	1.662		2.502	71.610.463	27.599.388	99.209.851
Personal Contratado	**407**	**406**		**813**	**171.364.639**		**171.364.639**
Profesional y Técnico	399	399		798	156.950.800		156.950.800
Personal Administrativo	6	6		12	9.609.240		9.609.240
Personal Médico	2	1		3	4.804.599		4.804.599
TOTAL	**3.082**	**3.412**		**6.494**	**323.715.010**	**58.497.630**	**382.212.640**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**489**	**941**	**1.430**	**109.923.577**
Empleados	415	799	1.214	93.319.750
Obreros	74	142	216	16.603.827
Jubilados	**2.233**	**3.464**	**5.697**	**390.076.423**
Empleados	1.992	2.963	4.955	339.271.330
Obreros	241	501	742	50.805.093
TOTAL	**2.722**	**4.405**	**7.127**	**500.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.415.288.203			1.415.288.203
4.02	Materiales, suministros y mercancías	74.004.003			74.004.003
4.03	Servicios no personales	208.420.340			208.420.340
4.04	Activos reales	34.762.598			34.762.598
4.07	Transferencias y donaciones	4.861.775.276	3.279.455.194		8.141.230.470
4.11	Disminución de pasivos	14.394.931			14.394.931
	TOTAL	**6.608.645.351**	**3.279.455.194**		**9.888.100.545**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	4.359.554.776	3.279.455.194		7.639.009.970
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.359.554.776			1.359.554.776
4.07.01.03.00	Transferencias corrientes internas al sector público	1.359.554.776			1.359.554.776
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.321.656.799			1.321.656.799
	- A0052 Instituto Nacional de Parques (Inparques)	337.941.772			337.941.772
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	46.000.000			46.000.000
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (Samarn)	145.000.000			145.000.000
	- A0103 Fundación Instituto Forestal Latinoamericano	821.000			821.000
	- A0251 Instituto Nacional de Tierras Urbanas	61.427.169			61.427.169
	- A0255 Superintendencia Nacional de Arrendamiento de Vivienda	12.932.858			12.932.858
	- A0324 Fundación de Educación Ambiental	2.575.589			2.575.589
	- A0343 Fundación Laboratorio Nacional de Hidráulica	1.931.000			1.931.000
	- A0354 Fundación Nacional de Parques Zoológicos y Acuarios	590.000			590.000
	- A0444 Fundación Misión Hábitat	22.195.068			22.195.068
	- A0541 Fundación Gran Misión Barrio Nuevo Barrio Tricolor	85.000.000			85.000.000
	- A0563 Autoridad Única de Área para el Estado Carabobo "Ciudad Hugo Chávez"	9.000.000			9.000.000
	- A0662 Instituto Nacional de la Vivienda (INAVI)	517.774.690			517.774.690
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	43.200.000			43.200.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (Inameh)	35.267.653			35.267.653
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	37.897.977			37.897.977
	- A0606 C.A. Hidrológica de Venezuela (Hidroven)	6.500.000			6.500.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0615 C.A. Hidrológica Páez (Hidropaez)	6.500.000			6.500.000
	- A0616 C.A. Hidrológica de los Llanos (Hidrollanos)	7.500.000			7.500.000
	- A0636 Centro Rafael Urdaneta, S.A.	1.000.000			1.000.000
	- A0639 Compañía Nacional de Reforestación (Conare)	4.800.000			4.800.000
	- A0675 Promotora del Desarrollo Urbano de la Región Zuliana, C.A. (Produzca)	1.000.000			1.000.000
	- A0678 Sistema Hidráulico Yacambú Quibor, C.A.	3.077.977			3.077.977
	- A0685 C.A. Hidrológica de la Cordillera Andina (Hidroandes)	5.000.000			5.000.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	1.520.000			1.520.000
	- A0697 Empresa Regional Desarrollos Hidraúlicos Cojedes, C.A.	1.000.000			1.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	3.000.000.000	3.279.455.194		6.279.455.194
4.07.03.03.00	Transferencias de capital internas al sector público	3.000.000.000	3.279.455.194		6.279.455.194
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		1.478.409.600		1.478.409.600
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (Samarn)		1.409.840.551		1.409.840.551
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"		8.119.049		8.119.049
	- A1314 Instituto Nacional de Meteorología e Hidrología (Inameh)		60.450.000		60.450.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		1.801.045.594		1.801.045.594
	- A0606 C.A. Hidrológica de Venezuela (Hidroven)		1.801.045.594		1.801.045.594
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	3.000.000.000			3.000.000.000
	- A0711 Banco Nacional de Vivienda y Hábitat (Banavih)	3.000.000.000			3.000.000.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	220.500			220.500
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	220.500			220.500
4.07.02.01.00	Transferencias corrientes al exterior	220.500			220.500
4.07.02.01.04	Transferencias corrientes a organismos internacionales	220.500			220.500
	- I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	220.500			220.500

PROYECTO: COD. N.E: 125914 COD. PPTO: 730023000 Formulación de los planes para el nuevo ordenamiento urbano

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total (10)

ASIGNACIÓN PRESUPUESTARIA: 2.011.501

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ejercer la rectoría del Sistema Nacional de Vivienda y Hábitat, mediante la participación protagónica del poder comunal, a través de la formulación de políticas y planes de desarrollo.

OBJETIVOS ESPECÍFICOS: Diseñar los nuevos desarrollos habitacionales, aplicando los criterios rectores y lineamientos para el nuevo ordenamiento, en terrenos que hayan sido decretados AVIVIR, los terrenos seleccionados por el Órgano Superior de Vivienda o los terrenos que el Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda, considere prioritarios.

RESULTADO: Planes de ordenamiento urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	297.284					297.284
4.03	Servicios no personales	1.601.216					1.601.216
4.04	Activos reales	113.001					113.001
	TOTAL	**2.011.501**					**2.011.501**

PROYECTO: COD. N.E: 126005 COD. PPTO: 730024000 Actualización y seguimiento de los indicadores estadísticos y de costos ejecutados

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total (4)

ASIGNACIÓN PRESUPUESTARIA: 270.321

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar como órgano rector, las políticas públicas en materia de vivienda y hábitat, con la finalidad de atender las necesidades de la población en concordancia con los planes nacionales.

OBJETIVOS ESPECÍFICOS: Actualizar, mantener y realizar seguimiento a un conjunto de indicadores estadísticos y de costos ejecutados, del sector hábitat y vivienda

RESULTADO: Indicadores estadísticos y de costos actualizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	52.394					52.394
4.03	Servicios no personales	177.003					177.003
4.04	Activos reales	40.924					40.924
	TOTAL	270.321					270.321

PROYECTO: COD. N.E: COD. PPTO: 739999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total 6.571.312.555

ASIGNACIÓN PRESUPUESTARIA: 6.571.312.555

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.291.857.361	3.279.455.194				6.571.312.555
	- 114.522 Optimización de la Gestión de la Calidad del Agua en Poblaciones Mayores a Cinco Mil habitantes		364.781.370				364.781.370
	- 111.601 Atención Acueductos Rurales y Poblaciones Menores - Fase II		201.170.194				201.170.194
	- 106.856 Racionalización de los Consumos de Agua Potable y Saneamiento en Zonas Urbanas y Rurales		196.843.118				196.843.118
	- 50.929 Agua Potable y Saneamiento en Zonas Urbanas y Rurales		98.811.955				98.811.955
	- 111.691 Rehabilitación y Optimización de las Plantas Mayores de Potabilización de Agua en Venezuela		563.721.905				563.721.905
	- 107.986 Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos		271.164.864				271.164.864
	- 107.249 Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní		80.614.448				80.614.448

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- 116.383 Saneamiento del Río Guaire (Fase III)		929.563.334				929.563.334
	- 118.951 Generación de la Cartografía Básica en los estados al Norte del Río Orinoco		8.119.049				8.119.049
	- 119.267 Construcción, Modernización y Optimización de la Infraestructura de los Sistemas de Abastecimiento de Agua Potable a Nivel Nacional		74.400.000				74.400.000
	- 119.055 Optimización de la Red Hidrometeorológica Nacional		60.450.000				60.450.000
	- 119.572 Saneamiento y Control de Nivel del Lago de Valencia		128.497.905				128.497.905
	- 126.630 Modernización, Expansión y Rehabilitación de los Sistemas de Agua Potable y Saneamiento de Venezuela		301.317.052				301.317.052
	Resto de Fuentes de Financiamiento	3.291.857.361					3.291.857.361
	TOTAL	**3.291.857.361**	**3.279.455.194**				**6.571.312.555**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.291.857.361	3.279.455.194				6.571.312.555
4.07.01.00.00	Transferencias y donaciones corrientes internas	291.857.361					291.857.361
4.07.01.03.00	Transferencias corrientes internas al sector público	291.857.361					291.857.361
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	291.137.361					291.137.361
	- A0052 Instituto Nacional de Parques (Inparques)	217.941.772					217.941.772
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	24.000.000					24.000.000
	- A0103 Fundación Instituto Forestal Latinoamericano	420.000					420.000
	- A0324 Fundación de Educación Ambiental	2.575.589					2.575.589
	- A0343 Fundación Laboratorio Nacional de Hidráulica	600.000					600.000
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	27.600.000					27.600.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (Inameh)	18.000.000					18.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	720.000					720.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	720.000					720.000
4.07.03.00.00	Transferencias y donaciones de capital internas	3.000.000.000	3.279.455.194				6.279.455.194
4.07.03.03.00	Transferencias de capital internas al sector público	3.000.000.000	3.279.455.194				6.279.455.194
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		1.478.409.600				1.478.409.600
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (Samarn)		1.409.840.551				1.409.840.551
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"		8.119.049				8.119.049
	- A1314 Instituto Nacional de Meteorología e Hidrología (Inameh)		60.450.000				60.450.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		1.801.045.594				1.801.045.594
	- A0606 C.A. Hidrológica de Venezuela (Hidroven)		1.801.045.594				1.801.045.594
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	3.000.000.000					3.000.000.000
	- A0711 Banco Nacional de Vivienda y Hábitat (Banavih)	3.000.000.000					3.000.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.415.288.203					1.415.288.203
4.03	Servicios no personales	119.250.677					119.250.677
	TOTAL	1.534.538.880					1.534.538.880

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	73.605.542					73.605.542
4.03	Servicios no personales	87.330.227					87.330.227
4.04	Activos reales	34.608.673					34.608.673
4.07	Transferencias y donaciones	1.069.917.915					1.069.917.915
4.11	Disminución de pasivos	14.394.931					14.394.931
	TOTAL	**1.279.857.288**					**1.279.857.288**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.067.697.415					1.067.697.415
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.067.697.415					1.067.697.415
4.07.01.03.00	Transferencias corrientes internas al sector público	1.067.697.415					1.067.697.415
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.030.519.438					1.030.519.438
	- A0052 Instituto Nacional de Parques (Inparques)	120.000.000					120.000.000
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	22.000.000					22.000.000
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (Samarn)	145.000.000					145.000.000
	- A0103 Fundación Instituto Forestal Latinoamericano	401.000					401.000
	- A0251 Instituto Nacional de Tierras Urbanas	61.427.169					61.427.169
	- A0255 Superintendencia Nacional de Arrendamiento de Vivienda	12.932.858					12.932.858
	- A0343 Fundación Laboratorio Nacional de Hidráulica	1.331.000					1.331.000
	- A0354 Fundación Nacional de Parques Zoológicos y Acuarios	590.000					590.000
	- A0444 Fundación Misión Hábitat	22.195.068					22.195.068
	- A0541 Fundación Gran Misión Barrio Nuevo Barrio Tricolor	85.000.000					85.000.000
	- A0563 Autoridad Única de Área para el Estado Carabobo "Ciudad Hugo Chávez"	9.000.000					9.000.000
	- A0662 Instituto Nacional de la Vivienda (INAVI)	517.774.690					517.774.690
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	15.600.000					15.600.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (Inameh)	17.267.653					17.267.653
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	37.177.977					37.177.977
	- A0606 C.A. Hidrológica de Venezuela (Hidroven)	6.500.000					6.500.000
	- A0615 C.A. Hidrológica Páez (Hidropaez)	6.500.000					6.500.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0616 C.A. Hidrológica de los Llanos (Hidrollanos)	7.500.000					7.500.000
	- A0636 Centro Rafael Urdaneta, S.A.	1.000.000					1.000.000
	- A0639 Compañía Nacional de Reforestación (Conare)	4.800.000					4.800.000
	- A0675 Promotora del Desarrollo Urbano de la Región Zuliana, C.A. (Produzca)	1.000.000					1.000.000
	- A0678 Sistema Hidráulico Yacambú Quíbor, C.A.	3.077.977					3.077.977
	- A0685 C.A. Hidrológica de la Cordillera Andina (Hidroandes)	5.000.000					5.000.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	800.000					800.000
	- A0697 Empresa Regional Desarrollos Hidráulicos Cojedes, C.A.	1.000.000					1.000.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	220.500					220.500
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	220.500					220.500
4.07.02.01.00	Transferencias corrientes al exterior	220.500					220.500
4.07.02.01.04	Transferencias corrientes a organismos internacionales	220.500					220.500
	- I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	220.500					220.500

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	500.000.000					500.000.000
	TOTAL	**500.000.000**					**500.000.000**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	48.783					48.783
4.03	Servicios no personales	61.217					61.217
	TOTAL	**110.000**					**110.000**

74

Ministerio del Poder Popular para la Juventud y el Deporte

MINISTERIO DEL PODER POPULAR PARA LA JUVENTUD Y EL DEPORTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Gobierno Nacional con el supremo compromiso y voluntad de lograr la mayor eficiencia política y calidad revolucionaria en el contexto de cambios económicos, y sociales que están siendo demandados por el Poder Popular en todos los niveles que conforman la estructura del Estado, profundiza sus acciones en la procura del marco legislativo, donde se consoliden la construcción del Socialismo, basado en los principios de honestidad, participación, celeridad, eficacia, transparencia, rendición de cuenta y responsabilidad en el ejercicio.

A fin de conseguir la materialización de tales objetivos y en concordancia con las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019", el Ejecutivo Nacional adoptó cambios organizativos para optimizar la eficiencia y modernización de la estructura orgánica y funcional que coadyuven a la construcción del Socialismo.

Con base a lo anterior y mediante Decreto N° 1.228 de fecha 03/09/2014 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.489 de la misma fecha, se ordena la supresión del Ministerio del Poder Popular para el Deporte y el Ministerio del Poder Popular para la Juventud, así como se ordena la creación del Ministerio del Poder Popular para la Juventud y el Deporte.

En tal sentido, para el ejercicio fiscal 2015, el nuevo Ministerio estima ejecutar los siguientes proyectos:

Promoción de una Cultura Deportiva por la Paz

Este proyecto tiene como finalidad contribuir a la disminución de los índices de violencia en 150 parroquias, distribuidas en 79 municipios priorizados por la Misión a Toda Vida Venezuela a nivel nacional, a través del desarrollo de actividades sustentadas en un conjunto de estrategias: el deporte como herramienta de comunicación, el uso del deporte élite como plataforma educativa, el fortalecimiento de la educación a través de la práctica deportiva, el deporte como herramienta para promover salud y prevenir enfermedades y la atención y promoción de nuevos deportes (urbanos y extremos). Para tal fin, se van a desarrollar actividades deportivas, formativas y de empoderamiento que difundan valores, conductas preventivas y correctivas, por medio de la práctica deportiva, clínicas deportivas, cursos, talleres, normativas, líneas de investigación, campañas, organización y creación de empresas socio productivas, recuperación de espacios públicos, dirigidos a los grupos etarios de riesgos (niñas, niños y jóvenes) y población en condición de vulnerabilidad.

Modelo de Gestión para la Masificación Deportiva y la Transferencia de Competencias a las Organizaciones del Poder Popular

Proyecto de integración interinstitucional enfocado en el enlace de Mindeporte e Instituto Nacional de Deportes (IND) con las Organizaciones del Poder Popular promotoras del deporte, los Institutos Regionales y Municipales ubicados en 7 estados del país, con la finalidad de implementar un modelo de gestión que coadyuve a la fortificación de la masificación deportiva, la actividad física y la educación física. Brindando formación y asistencia técnica a los directores y coordinadores de dichas Instituciones y Organizaciones Deportivas durante el transcurso del ejercicio fiscal del año 2015, mediante el cual se pretende instituir dicho modelo de gestión como herramienta fundamental para la planificación anual de todas las Instituciones Gubernamentales y del Poder Popular abocadas a la masificación deportiva, la actividad física y la educación física.

Formación de la Reserva Deportiva Nacional

Con este proyecto se pretende mejorar el proceso de captación del talento deportivo nacional, mediante la aplicación del Programa Nacional de Identificación, Detección y Selección de los talentos deportivos (Pnids). En la actualidad se requiere optimizar en términos cuantitativo-ampliación y cualitativo-calidad del proceso de detección del talento que deben conformar la Reserva Deportiva de Venezuela, en función de los retos que suponen los próximos ciclos olímpicos, a partir de la necesidad de formar las nuevas generaciones de atletas. Se realizarán supervisiones, un apoyo técnico, organizativo y financiero a las Uetd, bases de preparación a realizarse en los estados Lara y Táchira apoyo a talentos que participarán en campeonatos clasificatorios nacionales e internacionales, asistencia a eventos internacionales, este conjunto de acciones serán desarrolladas por el Ministerio del Poder Popular para la Juventud y el Deporte, a través de la Dirección General de Formación Deportiva.

Diseño de Políticas y Mecanismos de Seguimiento y Control para el Fortalecimiento de la Misión Jóvenes de la Patria.

El proyecto comprende el diseño y elaboración de un sistema estructurado de políticas, estrategias, planes, programas sociales en materia de organización y formación socio-política, capacitación académica, laboral, estímulos al emprendimiento productivo juvenil, prevención de situaciones de vulnerabilidad, gestión del tiempo libre y recreación, destinados a garantizar mediante mecanismos de seguimiento y control el pleno goce y ejercicio de los derechos fundamentales de la población juvenil.

- Entes adscritos al Despacho del Ministerio del Poder Popular para la Juventud y el Deporte:

SUPERINTENDENCIA NACIONAL DE ACTIVIDADES HÍPICAS (Sunahip)

Le corresponde la regulación de la actividad hípica nacional, que apoye el crecimiento sano de la industria hípica en todo el territorio nacional y la proyecte a nivel internacional como referencia en materia hípica, contando con el apoyo de un personal altamente calificado y motivado con la institución y su compromiso con dicha actividad, así como también, ser una Institución pro activa y comprometida con los planes de la nación orientados a mejorar la calidad de vida de los más necesitados.

Además de planificar, organizar, dirigir, coordinar y controlar el funcionamiento de la Superintendencia, así como autorizar las actuaciones que ella deba cumplir en el ejercicio de sus funciones, aprobar los Reglamentos de Juegos, Carreras y Transmisiones .Con este proyecto se pretende fortalecer la capacidad supervisora y de fiscalización de los centros de apuestas hípicas existentes en el país, por parte de la institución, con el objetivo de disminuir la evasión de los tributos que por la explotación de la actividad hípica, la persona natural o jurídica, está obligada a cumplir.

INSTITUTO NACIONAL DE DEPORTES (IND)

Le corresponde ejecutar políticas tendentes a la universalización de los derechos deportivos de toda la población venezolana mediante la potenciación del deporte de alto rendimiento, deportes de actividad física y recreación por la paz y la vida, la atención médica-científica para la alta competencia y la actividad física, atención socioeconómica a las y los atletas de alto rendimiento, capacitación y adiestramiento del talento humano vinculado al deporte, actividad física y educación física, desarrollo del subsistema deportivo estudiantil y el desarrollo de la infraestructura deportiva, mediante el plan de reparación, mantenimiento y conservación de canchas, gimnasios, estadios y otros espacios deportivos.

El Instituto Nacional de Deportes, se encarga de desarrollar la cultura deportiva de la población a través de la ejecución de planes y programas de fomento e infraestructura y el financiamiento de proyectos, orientados a masificar la actividad física y la práctica deportiva y apoyar a los deportistas tomando como eje su crecimiento dentro del Sistema de Competencias Deportivas, con una perspectiva territorial, intersectorial y de acceso equitativo a toda la población, contribuyendo al mejoramiento de su calidad de vida y elevando el nivel competitivo de los y las atletas en escenarios nacionales e internacionales, mediante una gestión excelente, a tono con las tendencias mundiales del deporte.

El proyecto de mantenimiento de infraestructura deportiva del IND, constituye el elemento central de la gestión de conservación de las instalaciones deportivas nacionales destinadas a la práctica deportiva, recreativa y para la salud. El desarrollo del proyecto contempla la realización de obras de pintura, acondicionamiento de instalaciones (eléctricas, mecánicas, sanitarias y de gramados, recubrimiento asfáltico, sustitución y reparación de piezas, orden y limpieza entre otras), en todo el territorio nacional, comenzando por las instalaciones que sirven de asentamiento a los seleccionados nacionales así como también al mantenimiento de las instalaciones de los Centros Nacionales de Ciencias Aplicadas al Deporte (Cenacades) y las de Barrio Adentro Deportivo.

INSTITUTO NACIONAL DEL PODER POPULAR PARA LA JUVENTUD (Inppj)

Le corresponde diseñar, formular y ejecutar las políticas dirigidas al logro de la participación protagónica de las y los jóvenes en las políticas públicas del Estado Venezolano, permitiendo la participación protagónica de las y los jóvenes en desde su radio de acción, logrando así su integración a los procesos de transformación de una patria socialista para la construcción del Poder Popular Juvenil, inspirado en los principios de solidaridad, equidad y justicia social, permitiéndonos ser continuadores de los procesos de cambio para constitución de la Patria Socialista Bolivariana.

FUNDACIÓN PARA LA ATENCIÓN INTEGRAL A LOS ATLETAS DE ALTO RENDIMIENTO EN SITUACIÓN DE RETIRO Y EX -ATLETAS JÓVENES, ADULTOS (AS) Y ADULTOS (AS) MAYORES (Fundaexar)

Le corresponde la ejecución de políticas que garanticen el mejoramiento del programa de atención a los y las atletas de alto rendimiento en situación de retiro, enmarcadas en las “Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019”, mediante el otorgamiento de ayudas socio-económicas para resolver situaciones de salud, vivienda y otras contingencias que viven nuestros deportistas que en el pasado representaron al país en diversas competencias internacionales.

Igualmente, brinda asistencia integral a las y los atletas de alto rendimiento en situación de retiro y glorias deportivas, haciendo énfasis en las áreas de salud, educación, asistencia socio-económica, asesoría legal y situaciones propias de la tercera edad, a fin de lograr el bienestar familiar y social.

El propósito del proyecto es mejorar e impulsar el bienestar familiar y social de los y las atletas de alto rendimiento en situación de retiro y glorias deportivas, mediante el desarrollo de acciones y actividades de asistencia integral tales como: salud, educación, reparación de viviendas, asesoría legal, pasajes, alimentación, recreación, reconocimiento al mérito, becas y servicios funerarios.

CORPORACIÓN VENEZOLANA DE LA JUVENTUD PRODUCTORA, S.A. (Corpojuventud)

El proyecto “Inserción de la Juventud Venezolana en el Desarrollo Económico de la Nación, a través de Emprendimientos Productivos”, será ejecutado por la Corporación Venezolana de la Juventud Productora, S.A., el cual está orientado a promover el beneficio del sector juvenil. Su objetivo general es diseñar, planificar, coordinar y ejecutar planes, programas y proyectos destinados a la inserción y participación protagónica de la juventud venezolana en el desarrollo pleno de las fuerzas productivas del país, fungiendo como instrumento de fortalecimiento del desarrollo socio-económico propiciando el impulso y puesta en marcha de la producción para el Vivir Bien y la construcción del socialismo venezolano, la implementación de las políticas públicas a desarrollar por el Estado a favor de la juventud venezolana, que sean impulsadas desde el órgano rector competente en la materia, con la finalidad de potenciar, fortalecer, expandir y promover de manera orgánica e integral la vocación y las diversas capacidades productivas de la juventud venezolana lo cual promisoriamente deberá servir para guiar el diseño, planificación y concreción de proyectos socio-productivos de gran impacto entre la juventud y de largo aliento para el beneficio y felicidad social de nuestro pueblo.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
124636	740020000	Promoción de una Cultura Deportiva por la Paz	Actividad			32	10.611.862			10.611.862
124839	740021000	Formación de la Reserva Deportiva Nacional	Atleta			22.372	45.388.333			45.388.333
124847	740022000	Modelo de Gestión para la Masificación Deportiva y Transferencia de Competencias a las Organizaciones del Poder Popular	Entidad			7	19.844.383			19.844.383
125670	740023000	Desarrollo de Políticas para el Fortalecimiento de la Misión Jóvenes de la Patria	Usuario	2.413.686	2.103.115	4.516.801	255.518.432			255.518.432
	749999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.258.603.342	1.258.603.342			1.258.603.342
						TOTAL	1.589.966.352			1.589.966.352

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
740001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	400.163.281			400.163.281
740002000	Gestión administrativa	819.700.922			819.700.922
740003000	Previsión y protección social	354.368			354.368
	TOTAL	**1.220.218.571**			**1.220.218.571**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**230**	**249**	**219**	**698**	**44.416.157**	**14.731.463**	**59.147.620**
Altos Funcionarios y de Elección Popular		1		1	51.017	19.224	70.241
Alto Nivel y de Dirección	40	56	42	138	6.887.268	676.467	7.563.735
Profesional y Técnico	135	74	171	380	22.120.058	11.550.245	33.670.303
Personal Administrativo	9	8	6	23	1.315.366	856.349	2.171.715
Obrero	46	110		156	14.042.448	1.629.178	15.671.626
Personal Contratado	**246**	**656**		**902**	**56.108.910**		**56.108.910**
Profesional y Técnico	75	294		369	34.165.831		34.165.831
Personal Administrativo	171	362		533	21.943.079		21.943.079
TOTAL	**476**	**905**	**219**	**1.600**	**100.525.067**	**14.731.463**	**115.256.530**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**2**	**2**	**354.368**
Alto Nivel y de Dirección		1	1	171.753
Empleados		1	1	182.615
TOTAL		**2**	**2**	**354.368**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	666.288.283			666.288.283
4.02	Materiales, suministros y mercancías	35.222.819			35.222.819
4.03	Servicios no personales	109.779.396			109.779.396
4.04	Activos reales	7.113.702			7.113.702
4.07	Transferencias y donaciones	1.991.780.723			1.991.780.723
	TOTAL	2.810.184.923			2.810.184.923

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.967.540.655			1.967.540.655
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.967.540.655			1.967.540.655
4.07.01.03.00	Transferencias corrientes internas al sector público	1.967.540.655			1.967.540.655
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.868.097.415			1.868.097.415
	- A0049 Instituto Nacional de Deportes (IND)	1.327.401.398			1.327.401.398

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (Fundaexar)	21.000.000			21.000.000
	- A0938 Instituto Nacional del Poder Popular de la Juventud	519.696.017			519.696.017
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	99.443.240			99.443.240
	- A0524 Corporación Venezolana de la Juventud Productora, S.A. (Corpojuventud, S.A.)	99.443.240			99.443.240

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	7.500.000			7.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.500.000			7.500.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	7.500.000			7.500.000
4.07.01.01.77	Subsidios a entidades deportivas y recreativas de carácter privado	7.500.000			7.500.000
	- S1908 Federación Venezolana de Baloncesto	333.334			333.334
	- S1914 Federación Venezolana de Canotaje	333.333			333.333
	- S1915 Federación Venezolana de Karate Do	333.333			333.333
	- S1918 Federación Venezolana de Béisbol	333.334			333.334

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1920 Federación Venezolana de Ciclismo	333.333			333.333
	- S1921 Federación Venezolana de Deportes Acuáticos	333.333			333.333
	- S1923 Federación Venezolana de Gimnasia	333.333			333.333
	- S1924 Federación Venezolana de Levantamiento de Pesas	333.333			333.333
	- S1926 Federación Venezolana de Tae Kwon Do	333.333			333.333
	- S1936 Federación Venezolana de Judo	333.333			333.333
	- S1937 Federación Venezolana de Lucha Amateur	333.333			333.333
	- S1938 Federación Venezolana de Remo	333.333			333.333
	- S1939 Federación Venezolana de Tenis de Mesa	333.333			333.333
	- S1944 Federación Venezolana de Balonmano	333.333			333.333
	- S1947 Federación Venezolana de Atletismo	333.334			333.334
	- S1948 Federación Venezolana de Boxeo	333.334			333.334
	- S1958 Federación Venezolana de Esgrima	333.334			333.334
	- S1963 Federación Venezolana de Voleibol	333.334			333.334
	- S1969 Asociación Civil Talento Deportivo Barinas	55.700			55.700
	- S1970 Asociación Civil de Padres y Representantes de la Unidad Educativa Talentos Deportivos del Estado Trujillo	55.500			55.500
	- S1971 Asouted COJEDES	55.500			55.500
	- S1972 Asociación Civil Unidad Educativa de Talento Deportivo Monagas	55.500			55.500
	- S1973 Asociación Civil de Padres y Representantes de la Unidad Educativa Talento Deportivo Estado Sucre	55.700			55.700

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1974 Asociación Civil Unidad Educativa de Talento Deportivo del Estado Guárico	55.500			55.500
	- S1975 Asociación Civil Unidad Educativa de Talento Deportivo Yaracuy	55.500			55.500
	- S1976 Asociación Civil Unidad Educativa de Talento Deportivo Don José Beracasa	55.500			55.500
	- S1977 Asociación Civil Unidad Educativa de Formación Deportiva Carabobo	55.700			55.700
	- S1978 Asociación Civil Unidad Educativa Nacional Talento Deportivo Aragua	55.500			55.500
	- S1979 Asociación Civil Sociedad de Padres y Representantes de la Unidad Educativa Maestro Gallegos	55.500			55.500
	- S2041 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo "Liceo Caracas" (Uentd)	55.500			55.500
	- S2042 Asociación Civil Unidad Educativa de Talento Deportivo del Municipio Tucupita del Estado Delta Amacuro	55.500			55.500
	- S2043 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo del Municipio Araure del Estado Portuguesa	55.500			55.500
	- S2044 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo del Municipio Camaguán del Estado Guárico	55.500			55.500
	- S2048 Asociación Civil Unidad Educativa de Talento Deportivo, Municipio Atures, Estado Amazonas	55.500			55.500
	- S2049 Asociación Civil Sociedad de Padres y Representantes Unidad Educativa de Talento Deportivo, Municipio Sebastián Francisco de Miranda, Calabozo Estado Guárico	55.500			55.500

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2015
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S2051 Asociación Civil de Padres y Representantes de la Escuela Técnica Deportiva Chama, Estado Mérida	55.500			55.500
	- S2052 Asociación Civil Escuela de Formación Deportiva Bolívar, Municipio Heres, Estado Bolívar	55.700			55.700
	- S2053 Asociación Civil de Padres y Representantes Unidad Educativa de Talento Deportivo, Municipio Biruaca, Estado Apure	55.500			55.500
	- S2054 Asociación Civil de Padres y Representantes de la Unidad Educativa de Formación Deportiva, Municipio San Cristóbal, Estado Táchira	55.700			55.700
	- S2060 Asociación Civil Unidad Deportiva de Talentos Deportivos Nueva Esparta	55.700			55.700
	- S2095 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo Vargas	55.500			55.500
	- S2096 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talentos Deportivos Alí García Carrero	55.600			55.600
	- S2097 Asociación Civil de Padres y Representantes de la Escuela Unidad Educativa Nacional Formación Deportiva Barquisimeto	55.700			55.700
	- S2144 Asociación Civil Unidad Educativa Lucrecia de Guardia, Municipio Miranda del Estado Falcón	55.500			55.500
	- S2234 Asociación Civil Sociedad de Padres y Representantes de la Unidad Educativa Nacional Gustavo Herrera	55.500			55.500

PROYECTO: COD. N.E: 124636 COD. PPTO: 740020000 Promoción de una Cultura Deportiva por la Paz

UNIDAD DE MEDIDA: actividad

CANTIDAD: Fem.(0) Mas.(0) Total(32)

ASIGNACIÓN PRESUPUESTARIA: 10.611.862

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: 1.1.- Concientizar a los ciudadanos y ciudadanas del derecho a la práctica de la educación física, de actividades físicas y deportivas como parte de su desarrollo integral.

OBJETIVOS ESPECÍFICOS: Contribuir a la disminución de los índices de violencia en 150 parroquias, distribuidas en 79 municipios priorizados por la Misión a Toda Vida Venezuela a nivel nacional.

RESULTADO: Actividades deportivas permanentes y sistémicas, cursos, talleres, campañas de prevención, articulación para la recuperación de espacios públicos, apoyos para la formación del trabajo socio productivo deportivo y apoyos técnico-metodológicos deportivos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.950.209					5.950.209
4.02	Materiales, suministros y mercancías	680.000					680.000
4.03	Servicios no personales	3.131.653					3.131.653
4.04	Activos reales	150.000					150.000
4.07	Transferencias y donaciones	700.000					700.000
	TOTAL	**10.611.862**					**10.611.862**

PROYECTO: COD. N.E: 124839 COD. PPTO: 740021000 Formación de la Reserva Deportiva Nacional

UNIDAD DE MEDIDA: atleta

CANTIDAD: Fem.(0) Mas.(0) Total(22372)

ASIGNACIÓN PRESUPUESTARIA: 45.388.333

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar la atención y formación integral de los y las atletas

OBJETIVOS ESPECÍFICOS: Mejorar el proceso de captación del talento deportivo nacional mediante la aplicación del Programa Nacional de Identificación, Detección y Selección de los talentos deportivos (PNIDS) para la conformación de la reserva deportiva nacional.

RESULTADO: Conformación de la reserva deportiva con 22.372 estudiantes atletas, con mayor nivel técnico, táctico, físico, psicológico, participando en una concentración permanente, en el marco de la aplicación del Programa Nacional de Identificación, Detección y Selección de los talentos deportivos (Pnids).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	18.447.230					18.447.230
4.02	Materiales, suministros y mercancías	478.000					478.000
4.03	Servicios no personales	17.163.103					17.163.103
4.04	Activos reales	1.800.000					1.800.000
4.07	Transferencias y donaciones	7.500.000					7.500.000
	TOTAL	**45.388.333**					**45.388.333**

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	7.500.000					7.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.500.000					7.500.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	7.500.000					7.500.000
4.07.01.01.77	Subsidios a entidades deportivas y recreativas de carácter privado	7.500.000					7.500.000
	- S1908 Federación Venezolana de Baloncesto	333.334					333.334
	- S1914 Federación Venezolana de Canotaje	333.333					333.333
	- S1915 Federación Venezolana de Karate Do	333.333					333.333
	- S1918 Federación Venezolana de Béisbol	333.334					333.334
	- S1920 Federación Venezolana de Ciclismo	333.333					333.333
	- S1921 Federación Venezolana de Deportes Acuáticos	333.333					333.333
	- S1923 Federación Venezolana de Gimnasia	333.333					333.333
	- S1924 Federación Venezolana de Levantamiento de Pesas	333.333					333.333
	- S1926 Federación Venezolana de Tae Kwon Do	333.333					333.333
	- S1936 Federación Venezolana de Judo	333.333					333.333
	- S1937 Federación Venezolana de Lucha Amateur	333.333					333.333
	- S1938 Federación Venezolana de Remo	333.333					333.333
	- S1939 Federación Venezolana de Tenis de Mesa	333.333					333.333

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1944 Federación Venezolana de Balonmano	333.333					333.333
	- S1947 Federación Venezolana de Atletismo	333.334					333.334
	- S1948 Federación Venezolana de Boxeo	333.334					333.334
	- S1958 Federación Venezolana de Esgrima	333.334					333.334
	- S1963 Federación Venezolana de Voleibol	333.334					333.334
	- S1969 Asociación Civil Talento Deportivo Barinas	55.700					55.700
	- S1970 Asociación Civil de Padres y Representantes de la Unidad Educativa Talentos Deportivos del Estado Trujillo	55.500					55.500
	- S1971 Asouted COJEDES	55.500					55.500
	- S1972 Asociación Civil Unidad Educativa de Talento Deportivo Monagas	55.500					55.500
	- S1973 Asociación Civil de Padres y Representantes de la Unidad Educativa Talento Deportivo Estado Sucre	55.700					55.700
	- S1974 Asociación Civil Unidad Educativa de Talento Deportivo del Estado Guárico	55.500					55.500
	- S1975 Asociación Civil Unidad Educativa de Talento Deportivo Yaracuy	55.500					55.500
	- S1976 Asociación Civil Unidad Educativa de Talento Deportivo Don José Beracasa	55.500					55.500
	- S1977 Asociación Civil Unidad Educativa de Formación Deportiva Carabobo	55.700					55.700
	- S1978 Asociación Civil Unidad Educativa Nacional Talento Deportivo Aragua	55.500					55.500

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1979 Asociación Civil Sociedad de Padres y Representantes de la Unidad Educativa Maestro Gallegos	55.500					55.500
	- S2041 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo "Liceo Caracas" (Uentd)	55.500					55.500
	- S2042 Asociación Civil Unidad Educativa de Talento Deportivo del Municipio Tucupita del Estado Delta Amacuro	55.500					55.500
	- S2043 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo del Municipio Araure del Estado Portuguesa	55.500					55.500
	- S2044 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo del Municipio Camaguán del Estado Guárico	55.500					55.500
	- S2048 Asociación Civil Unidad Educativa de Talento Deportivo, Municipio Atures, Estado Amazonas	55.500					55.500
	- S2049 Asociación Civil Sociedad de Padres y Representantes Unidad Educativa de Talento Deportivo, Municipio Sebastián Francisco de Miranda, Calabozo Estado Guárico	55.500					55.500
	- S2051 Asociación Civil de Padres y Representantes de la Escuela Técnica Deportiva Chama, Estado Mérida	55.500					55.500
	- S2052 Asociación Civil Escuela de Formación Deportiva Bolívar, Municipio Heres, Estado Bolívar	55.700					55.700

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2053 Asociación Civil de Padres y Representantes Unidad Educativa de Talento Deportivo, Municipio Biruaca, Estado Apure	55.500					55.500
	- S2054 Asociación Civil de Padres y Representantes de la Unidad Educativa de Formación Deportiva, Municipio San Cristóbal, Estado Táchira	55.700					55.700
	- S2060 Asociación Civil Unidad Deportiva de Talentos Deportivos Nueva Esparta	55.700					55.700
	- S2095 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo Vargas	55.500					55.500
	- S2096 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talentos Deportivos Alí García Carrero	55.600					55.600
	- S2097 Asociación Civil de Padres y Representantes de la Escuela Unidad Educativa Nacional Formación Deportiva Barquisimeto	55.700					55.700
	- S2144 Asociación Civil Unidad Educativa Lucrecia de Guardia, Municipio Miranda del Estado Falcón	55.500					55.500
	- S2234 Asociación Civil Sociedad de Padres y Representantes de la Unidad Educativa Nacional Gustavo Herrera	55.500					55.500

PROYECTO: COD. N.E: 124847 COD. PPTO: 740022000 Modelo de Gestión para la Masificación Deportiva y Transferencia de Competencias a las Organizaciones del Poder Popular

UNIDAD DE MEDIDA: entidad

CANTIDAD: Fem.(0) Mas.(0) Total(7)

ASIGNACIÓN PRESUPUESTARIA: 19.844.383

OBJETIVO HISTÓRICO: I. Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la coordinación y articulación del Ministerio con los demás actores deportivos y demás órganos del Poder Público a nivel nacional.

OBJETIVOS ESPECÍFICOS: Implantar el Modelo de Gestión para la Masificación Deportiva en siete (07) estados del territorio venezolano seleccionados.

RESULTADO: Estados que cuentan con un modelo de gestión de masificación deportiva y transferencia de competencias a las organizaciones del poder popular.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.774.716					15.774.716
4.02	Materiales, suministros y mercancías	1.080.555					1.080.555
4.03	Servicios no personales	2.520.683					2.520.683
4.04	Activos reales	468.429					468.429
	TOTAL	**19.844.383**					**19.844.383**

PROYECTO: COD. N.E: 125670 COD. PPTO: 740023000 Desarrollo de Políticas para el Fortalecimiento de la Misión Jóvenes de la Patria

UNIDAD DE MEDIDA: usuario

CANTIDAD: Fem.(2413686) Mas.(2103115) Total(4516801)

ASIGNACIÓN PRESUPUESTARIA: 255.518.432

OBJETIVO HISTÓRICO: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar políticas para el fortalecimiento de la misión jóvenes de la patria y de las políticas públicas dirigidas a garantizar los derechos fundamentales de la población juvenil venezolana.

OBJETIVOS ESPECÍFICOS: Ejecutar las políticas, estrategias, planes y programas sociales regidos por principios y valores éticos, destinados a garantizar el fortalecimiento de la misión jóvenes de la patria y el pleno goce y ejercicio de los derechos fundamentales de la población juvenil venezolana.

RESULTADO: Ejecución de políticas sociales, mecanismos de seguimiento y control, leyes y normas dirigidas a la juventud venezolana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	235.144.802					235.144.802
4.02	Materiales, suministros y mercancías	1.692.759					1.692.759
4.03	Servicios no personales	18.606.071					18.606.071
4.04	Activos reales	74.800					74.800
	TOTAL	**255.518.432**					**255.518.432**

PROYECTO: COD. N.E: COD. PPTO: 749999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(1258603342)

ASIGNACIÓN PRESUPUESTARIA: 1.258.603.342

OBJETIVO HISTÓRICO: III. Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Transferir a los entes descentralizados los recursos financieros para la ejecución de los proyectos

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.258.603.342					1.258.603.342
	TOTAL	**1.258.603.342**					**1.258.603.342**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.258.603.342					1.258.603.342
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.258.603.342					1.258.603.342
4.07.01.03.00	Transferencias corrientes internas al sector público	1.258.603.342					1.258.603.342
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.197.294.141					1.197.294.141
	- A0049 Instituto Nacional de Deportes (IND)	840.104.058					840.104.058
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (Fundaexar)	18.800.000					18.800.000
	- A0938 Instituto Nacional del Poder Popular de la Juventud	338.390.083					338.390.083
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	61.309.201					61.309.201
	- A0524 Corporación Venezolana de la Juventud Productora, S.A. (Corpojuventud, S.A.)	61.309.201					61.309.201

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	390.971.326					390.971.326
4.03	Servicios no personales	9.191.955					9.191.955
	TOTAL	**400.163.281**					**400.163.281**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	31.291.505					31.291.505
4.03	Servicios no personales	59.165.931					59.165.931
4.04	Activos reales	4.620.473					4.620.473
4.07	Transferencias y donaciones	724.623.013					724.623.013
	TOTAL	**819.700.922**					**819.700.922**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	708.937.313					708.937.313
4.07.01.00.00	Transferencias y donaciones corrientes internas	708.937.313					708.937.313
4.07.01.03.00	Transferencias corrientes intemas al sector público	708.937.313					708.937.313
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	670.803.274					670.803.274
	- A0049 Instituto Nacional de Deportes (IND)	487.297.340					487.297.340
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (Fundaexar)	2.200.000					2.200.000
	- A0938 Instituto Nacional del Poder Popular de la Juventud	181.305.934					181.305.934
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	38.134.039					38.134.039
	- A0524 Corporación Venezolana de la Juventud Productora, S.A. (Corpojuventud, S.A.)	38.134.039					38.134.039

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	354.368					354.368
	TOTAL	**354.368**					**354.368**

Rectificaciones al Presupuesto

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta partida conforme a lo dispuesto en el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público.	6.415.291.119
TOTAL PRESUPUESTO DE GASTOS	**741.707.523.894**

CAPÍTULO III

Cuenta Ahorro – Inversión – Financiamiento de la República

Artículo 46. La cuenta ahorro - inversión - financiamiento de la República para el Ejercicio Fiscal 2015, es la siguiente:

CONCEPTO			MONTO (En Bolívares)
I	**Ingresos Totales**		**641.529.111.875**
I.1	**Ingresos Corrientes**		**641.529.111.875**
I.1.1	Petroleros		124.073.965.695
I.1.2	No Petroleros		517.455.146.180
II	**Gastos Totales**		**739.888.239.393**
II.1	**Gastos Corrientes**		**587.841.619.434**
II.1.1	Intereses		145.671.354.518
II.1.2	Resto de los Gastos Corrientes		442.170.264.916
II.2	**Gastos de Capital**		**152.046.619.959**
II.2.1	Gastos de Capital de las Regiones		108.420.532.275
II.2.2	Resto del Gasto de Capital		43.626.087.684
	Superávit / (Déficit) en Cuenta Corriente	= I.1 – II.1	53.687.492.441
	Superávit / (Déficit) No Petrolero	= I.1.2 – II	(222.433.093.213)
	Superávit / (Déficit) Primario	= I – (II – II.1.1)	47.312.227.000
	Superávit / (Déficit) Financiero	**= I - II**	**(98.359.127.518)**
	Superávit / (Déficit) Ordinario	= I – (II – II.2.2)	(54.733.039.834)
III	**Fuentes de Financiamiento**		**100.178.412.019**
III.1	Incremento de Pasivos Financieros		100.178.412.019
IV	**Aplicaciones Financieras**		**100.178.412.019**
IV.1	Disminución de Pasivos Financieros		1.819.284.501
IV.2	Resultado Financiero		98.359.127.518

Exhibit C to the Annual Report on Form 18-K of the Bolivarian Republic of Venezuela

2015 Annual Budget Vol. 2 of 5

REPÚBLICA BOLIVARIANA DE VENEZUELA


19 DE ABRIL DE 1810
20 DE FEBRERO DE 1859
INDEPENDENCIA
FEDERACIÓN
REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO
PARA EL EJERCICIO FISCAL
2015

Título III

TOMO I

TÍTULO III

PRESUPUESTOS DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

Artículo 47.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados de la República, Sin Fines Empresariales, que a continuación se señalan:

Asamblea Nacional

A0234 Fundación Cardiovascular de la Asamblea Nacional

A0238 Instituto de Previsión Social del Parlamentario

A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"

A0291 Fundación de Atención Integral al Pueblo Legislador

A0420 Fundación Televisora de la Asamblea Nacional (ANTV)

A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)

Contraloría General de la República

A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)

A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

Consejo Nacional Electoral

A0248 Fundación Instituto de Altos Estudios del Poder Electoral

Ministerio del Poder Popular para Relaciones Exteriores

A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

Ministerio del Poder Popular para la Defensa

A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)

A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)

A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

A0066 Servicio Autónomo de Salud de la Fuerza Armada Nacional (SASFAN)

A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)

A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

A0192 Oficina Coordinadora de Hidrografía y Navegación (OCHINA)

A0193 Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

A0194 Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)

A0195 Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

A0293 Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)

A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)

A0485 Fundación de Cardiología Integral (FUNDACARDIN)

A0515 Fundación Müröntö: Centro de Innovación para el Desarrollo

A1375 Universidad Militar Bolivariana de Venezuela (UMBV)

Ministerio del Poder Popular para la Educación

A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

A0135 Academia Nacional de Ciencias Económicas

A0136 Academia de Ciencias Físicas, Matemáticas y Naturales

A0137 Academia de Ciencias Políticas y Sociales

A0138 Academia Nacional de la Historia

A0139 Academia Venezolana de la Lengua

A0140 Academia Nacional de Medicina

A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)

A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)

A0425 Fundación Samuel Robinson

A0477 Fundación Colombeia

A0911 Academia Nacional de la Ingeniería y el Hábitat

Ministerio del Poder Popular para el Proceso Social de Trabajo

A0046 Instituto Nacional de Capacitación y Educación Socialista (INCES)

A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)

A0055 Instituto Venezolano de los Seguros Sociales (IVSS)

A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

A0250 Tesorería de Seguridad Social

Tribunal Supremo de Justicia

A0475 Fundación Gaceta Forense

Ministerio Público

A0239 Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal

Procuraduría General de la República

A0403 Fundación Procuraduría

Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz

A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles

A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados

A0229 Fundación Venezolana para la Prevención y Tratamiento del Consumo de Drogas (FUNDAPRET)

A0236 Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil

A0270 Fundación Gran Misión a Toda Vida Venezuela

A0423 Fundación Misión Identidad

A0498 Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

A0538 Instituto Nacional contra la Discriminación Racial

A0554 Servicio Nacional para el Desarme

A0940 Instituto Nacional de Transporte Terrestre (INTT)

A1303 Servicio Autónomo de Registros y Notarías (SAREN)

A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)

A1355 Fondo Nacional Antidrogas

A1358 Universidad Nacional Experimental de la Seguridad (UNES)

A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)

Defensoría del Pueblo

A0412 Fundación Juan Vives Suriá

Vicepresidencia de la República

A0460 Fundación Misión Milagro

A0487 Fundación Gran Misión Saber y Trabajo

A0511 Región Estratégica de Desarrollo Integral Marítima e Insular

A0512 Región Estratégica de Desarrollo Integral Occidental

A0513 Región Estratégica de Desarrollo Integral Oriental

A0514 Región Estratégica de Desarrollo Integral Los Llanos

A0516 Región Estratégica de Desarrollo Integral Guayana

A0519 Región Estratégica de Desarrollo Integral Los Andes

A0523 Región Estratégica de Desarrollo Integral Central

A0542 Fundación Misión Nevado

A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

A0908 Servicio Nacional de Contrataciones

Ministerio del Poder Popular para la Agricultura y Tierras

A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)

A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)

A0266 Fondo Especial Ezequiel Zamora

A0414 Fundación Frente Bolivariano de Luchadores Sociales

A0426 Fundación Tierra Fértil

A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)

A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)

A0933 Instituto Nacional de Desarrollo Rural (INDER)

A0935 Instituto Nacional de Tierras (INTI)

A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)

A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)

Ministerio del Poder Popular para la Comunicación y la Información

A0010 Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)

A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial

A0451 Fundación Villa del Cine

A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films

A0468 Fundación Televisora Venezolana Social (TEVES)

A0474 Fundación Premio Nacional de Periodismo

A0490 Fundación Ávila TV

A1601 Fundación El Correo del Orinoco

Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)

A0216 Fundación "Pueblo Soberano"

A0246 Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"

A0306 Fundación "José Félix Ribas" (FUNDARIBAS)

A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)

A0411 Fundación Pro-Patria 2000

A0480 Fundación Misión Negra Hipólita

A0484 Fundación Nacional El Niño Simón

A0539 Fundación Movimiento Nacional de Teatro para Niñas, Niños y Jóvenes, César Rengifo

A0540 Fundación Misión José Gregorio Hernández

A0555 Instituto de Altos Estudios del Pensamiento del Comandante Supremo Hugo Rafael Chávez Frias

A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)

A0931 Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNNA)

A0950 Instituto Nacional de Servicios Sociales (INASS)

A1602 Fundación Misión Niño Jesús

A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales

Ministerio del Poder Popular para la Alimentación

A0057 Instituto Nacional de Nutrición (INN)

A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)

Ministerio del Poder Popular para el Turismo

A0535 Fundación Mundo de los Niños (FUMDANIÑOS)

A0536 Fundación Bosque Macuto

A0545 Fundación la Flor de Venezuela (FUNDAFLOR)

A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"

A1329 Instituto Nacional de Turismo (INATUR)

Ministerio del Poder Popular de Petróleo y Minería

A0199 Instituto Nacional de Geología y Minería (INGEOMIN)

A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

A0361 Fundación Oro Negro

A0418 Fundación Misión Ribas

A0428 Fundación Misión Piar

A0489 Fundación Fondo Nacional para la Producción Lechera

A0661 Instituto Nacional de Canalizaciones (INC)

A0900 Ente Nacional del Gas (ENAGAS)

A0956 Servicio Autónomo de Metrología de Hidrocarburos

Ministerio del Poder Popular para la Cultura

A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas

A0150 Instituto del Patrimonio Cultural

A0158 Compañía Nacional de Teatro

A0161 Fundación Compañía Nacional de Música

A0301 Fundación Biblioteca Ayacucho

A0342 Fundación Casa Nacional de las Letras Andrés Bello

A0371 Fundación Vicente Emilio Sojo

A0372 Fundación Teatro Teresa Carreño

A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos

A0374 Fundación Librerías del Sur

A0375 Fundación Casa del Artista

A0378 Centro de la Diversidad Cultural

A0390 Fundación Cinemateca Nacional

A0417 Fundación Centro Nacional de la Fotografía (CENAF)

A0424 Fundación Museos Nacionales

A0449 Fundación Distribuidora Venezolana de la Cultura

A0450 Fundación Compañía Nacional de Danza

A0452 Fundación Misión Cultura

A0453 Fundación Editorial El Perro y La Rana

A0459 Fundación Red de Arte

A0462 Fundación Imprenta de la Cultura

A0469 Fundación Centro Nacional del Disco (CENDIS)

A0486 Fundación Centro Nacional de la Historia

A0821 Centro Nacional Autónomo de Cinematografía (CNAC)

A0829 Centro Nacional del Libro (CNL)

A0948 Instituto de las Artes Escénicas y Musicales

A0949 Instituto de las Artes de la Imagen y el Espacio

Ministerio del Poder Popular para el Comercio

A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)

A0463 Fundación Banco de Comercio Exterior (FUNDABANCOEX)

A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)

Ministerio del Poder Popular para la Salud

A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)

A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)

A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)

A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)

A0181 Servicio Autónomo Instituto de Biomedicina Dr. Jacinto Convit

A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"

A0446 Fundación Misión Barrio Adentro

A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)

A0557 Fundación Venezolana de Donaciones y Trasplantes de Órganos, Tejidos y Células (FUNDAVENE)

A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)

A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)

A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)

Ministerio del Poder Popular para las Comunas y los Movimientos Sociales

A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)

A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)

A0953 Servicio Fondo Nacional del Poder Popular (SAFONAPP)

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez

A0936 Instituto Nacional de la Mujer (INAMUJER)

Ministerio del Poder Popular para la Energía Eléctrica

A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"

A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

Consejo Federal de Gobierno

A0249 Fondo de Compensación Interterritorial

A0553 Autoridad Única del Distrito Motor de Desarrollo Ciudad Caribia

Ministerio del Poder Popular para el Servicio Penitenciario

A0003 Instituto Autónomo Caja de Trabajo Penitenciario

A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)

Ministerio del Poder Popular para Transporte Acuático y Aéreo

A0517 Fundación de Desarrollo Nacional Aeroportuario y Portuario (FUNDENAP)

A0658 Instituto Aeropuerto Internacional de Maiquetía (IAIM)

A0932 Instituto Nacional de los Espacios Acuáticos (INEA)

A0939 Instituto Nacional de Aeronáutica Civil (INAC)

Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas

A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)

A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)

A0659 Instituto de Ferrocarriles del Estado (IFE)

Ministerio del Poder Popular para Industrias

A0024 Corporación Venezolana de Guayana (CVG)

A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas

A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)

A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

Ministerio del Poder Popular de Economía, Finanzas y Banca Pública

A0121 Superintendencia de las Instituciones del Sector Bancario (SUDEBAN)

A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)

A0185 Superintendencia Nacional de Valores

A0279 Superintendencia de Bienes Públicos

A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná, (CORPOTULIPA)

A0806 Fondo de Protección Social de los Depósitos Bancarios (FOGADE)

A0944 Superintendencia de Seguridad Social

A0955 Servicio Autónomo Comisión Nacional de Lotería (CONALOT)

A1370 Superintendencia de la Actividad Aseguradora

A1377 Bolsa Pública de Valores Bicentenaria

Ministerio del Poder Popular de Planificación

A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)

A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)

A0198 Instituto Nacional de Estadística (INE)

A0261 Corporación de Desarrollo Jacinto Lara (CORPOLARA)

A0325 Fundación Escuela de Gerencia Social (FEGS)

A0455 Fundación Escuela Venezolana de Planificación

Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología

A0006 Colegio Universitario Francisco de Miranda

A0007 Colegio Universitario de Caracas

A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)

A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital

A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro

A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes

A0032 Instituto Universitario de Tecnología de los Llanos

A0033 Instituto Universitario de Tecnología de Maracaibo

A0035 Instituto Universitario de Tecnología de Yaracuy

A0036 Instituto Universitario de Tecnología de Puerto Cabello

A0038 Instituto Universitario de Tecnología de Valencia

A0039 Universidad Politécnica Territorial del Estado Trujillo "Mario Briceño Iragorry"

A0040 Universidad Politécnica Territorial "José Antonio Anzoátegui"

A0042 Instituto Universitario de Tecnología de Cabimas

A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"

A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita

A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)

A0080 Universidad del Zulia (LUZ)

A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)

A0082	Universidad de Oriente (UDO)
A0083	Universidad de Los Andes (ULA)
A0084	Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)
A0085	Universidad Nacional Experimental Rafael María Baralt (UNERMB)
A0086	Universidad Nacional Experimental Simón Bolívar (USB)
A0087	Universidad Nacional Abierta (UNA)
A0088	Universidad Nacional Experimental de Guayana (UNEG)
A0089	Universidad Centroccidental Lisandro Alvarado (UCLA)
A0090	Universidad Pedagógica Experimental Libertador (UPEL)
A0091	Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)
A0092	Universidad Nacional Experimental del Táchira (UNET)
A0093	Universidad Central de Venezuela (UCV)
A0094	Universidad de Carabobo (UC)
A0095	Universidad Nacional Experimental Simón Rodríguez (UNESR)
A0096	Universidad Nacional Experimental Francisco de Miranda (UNEFM)
A0186	Universidad Nacional Experimental del Yaracuy (UNEY)
A0191	Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)
A0196	Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)
A0208	Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)
A0209	Centro Nacional de Tecnologías de Información (CNTI)
A0226	Academia de Ciencias Agrícolas de Venezuela (ACAV)
A0257	Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"
A0258	Universidad Politécnica Territorial del Estado Mérida "Kléber Ramirez"
A0259	Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"
A0260	Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"
A0271	Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano
A0272	Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"
A0303	Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)

A0313 Fundación Instituto de Estudios Avanzados (IDEA)

A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)

A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)

A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)

A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)

A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)

A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)

A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

A0413 Fundación Poliedro de Caracas

A0415 Fundación Misión Sucre

A0427 Fundación Centro Internacional Miranda

A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)

A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)

A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)

A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)

A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)

A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)

A0435	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)
A0436	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)
A0437	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)
A0438	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)
A0439	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)
A0440	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)
A0442	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)
A0443	Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)
A0458	Fundación Centro Nacional de Innovación Tecnológica (CENIT)
A0461	Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)
A0464	Fundación Infocentro
A0466	Fundación Dr. Alejandro Próspero Reverend
A0507	Fundación Conciencia Televisión
A0565	Universidad Politécnica Territorial de los Altos Mirandinos "Cecilio Acosta"
A0660	Instituto Postal Telegráfico de Venezuela (IPOSTEL)
A0912	Universidad Nacional Experimental Marítima del Caribe (UNEMC)
A0925	Instituto Universitario de Tecnología del Estado Bolívar
A0929	Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)
A0937	Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)
A0942	Universidad Bolivariana de Venezuela (UBV)
A0952	Universidad Deportiva del Sur
A1301	Agencia Bolivariana para Actividades Espaciales (ABAE)
A1315	Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)
A1322	Universidad Nacional Experimental de las Artes (UNEARTE)
A1350	Universidad Bolivariana de Trabajadores "Jesús Rivero"
A1364	Universidad Politécnica Territorial del Alto Apure Pedro Camejo
A1365	Universidad Politécnica Territorial del Estado Barinas José Félix Ribas
A1366	Universidad Politécnica Territorial de Barlovento Argelia Laya

A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco

A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz

A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa

Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda

A0052 Instituto Nacional de Parques (INPARQUES)

A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)

A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)

A0103 Fundación Instituto Forestal Latinoamericano

A0251 Instituto Nacional de Tierras Urbanas

A0255 Superintendencia Nacional de Arrendamiento de Vivienda

A0324 Fundación de Educación Ambiental

A0343 Fundación Laboratorio Nacional de Hidráulica

A0354 Fundación Nacional de Parques Zoológicos y Acuarios

A0444 Fundación Misión Hábitat

A0541 Fundación Gran Misión Barrio Nuevo Barrio Tricolor

A0563 Autoridad Única de Área para el Estado Carabobo "Ciudad Hugo Chávez"

A0662 Instituto Nacional de la Vivienda (INAVI)

A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)

A0909 Instituto Geográfico de Venezuela "Simón Bolívar"

A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)

Ministerio del Poder Popular para la Juventud y el Deporte

A0049 Instituto Nacional de Deportes (IND)

A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)

A0663 Instituto Nacional de Hipódromos (INH)

A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

A0938 Instituto Nacional del Poder Popular de la Juventud

01
Asamblea Nacional

Asamblea Nacional

A0234 Fundación Cardiovascular de la Asamblea Nacional

A0238 Instituto de Previsión Social del Parlamentario

A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"

A0291 Fundación de Atención Integral al Pueblo Legislador

A0420 Fundación Televisora de la Asamblea Nacional (ANTV)

A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)

A0234

Fundación Cardiovascular de la Asamblea Nacional

FUNDACIÓN CARDIOVASCULAR DE LA ASAMBLEA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Cardiovascular de la Asamblea Nacional ha venido desarrollando una función preventiva bien destacada en el campo de la salud cardiovascular, la cual es reconocida por quienes saben de la importancia de esta institución. Su objetivo principal es prestar atención médica a parlamentarios, parlamentarias, trabajadores, trabajadoras, personal pensionado y jubilado, y sus familiares.

Entendiendo lo vital del valor de la solidaridad y la inclusión dentro del marco de la política nacional de Responsabilidad Social, la Fundación se ha abierto a otros sectores de la comunidad con especial énfasis a quienes más lo necesitan, generalmente remitidos desde los servicios públicos de salud con los cuales trabajan mancomunadamente.

La Fundación Cardiovascular se propone para el Ejercicio Económico Financiero 2015, prestar nueve mil novecientos sesenta y seis (9.966) servicios médicos a personas con problemas cardiovasculares y con trastornos metabólicos a las cuales se les prestará atención médica especializada, traducidas en consultas de cardiología, endocrino y nutrición, adicional a los estudios médicos como lo son: prueba de esfuerzo, holter de arritmia, monitoreo de presión arterial (MAPA), ecocardiogramas, electrocardiogramas, espirometría, eco de esfuerzo, perfusiones miocárdicas y tomografías en general, con el fin de mejorar su calidad de vida. También tiene contemplado difundir y promocionar treinta y tres (33) actividades de prevención (charlas, talleres, despistajes médicos, seminarios entre otras actividades) de las enfermedades cardiovasculares y metabólicas a la población que visita la institución.

La Fundación, para llevar a cabo una gestión administrativa pulcra, ajustada a los requerimientos legales y controles establecidos para el buen uso de los recursos, se le asigna un Presupuesto acorde, para el cumplimiento de las metas propuestas, con la finalidad de mejorar la calidad de vida de la comunidad parlamentaria, jubilados, pensionados, empleados, obreros y sus familiares, así como de la población en general, prestando especial atención a todas aquellas personas de menores recursos y de esta manera cumplir con las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**13.800.000**
INGRESOS CORRIENTES ORDINARIOS	13.800.000
TRANSFERENCIAS CORRIENTES	13.800.000
Transferencias corrientes del sector público	13.800.000
Transferencias corrientes internas recibidas del sector público	13.800.000
De la República	13.800.000
TOTAL RECURSOS	**13.800.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**13.800.000**
GASTOS DE CONSUMO	13.800.000
Remuneraciones	8.909.908
Sueldos, salarios y otras retribuciones	4.344.816
Beneficios y complementos de sueldos y salarios	1.514.416
Aportes patronales	575.145
Prestaciones sociales y otras indemnizaciones	897.030
Asistencia socioeconómica	1.578.501
Compra de bienes y servicios	4.409.761
Bienes de consumo	2.007.846
Servicios no personales	2.401.915
Impuestos indirectos	480.331
TOTAL GASTOS	**13.800.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124660	Fortalecimiento de la atención a los ciudadanos y ciudadanas en el área cardiológica y metabólica	consulta			9.966		8.280.000			8.280.000
					TOTAL		8.280.000			8.280.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.713.616			3.713.616
02	Gestión administrativa		1.806.384			1.806.384
	TOTAL		5.520.000			5.520.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**14**		**28**	**2.784.664**		**2.784.664**
Alto Nivel y de Dirección	1	1		2	126.600		126.600
Personal Administrativo	12	7		19	1.378.091		1.378.091
Personal Médico		5		5	1.141.373		1.141.373
Obrero	1	1		2	138.600		138.600
Personal Fijo a Tiempo Parcial	**6**	**5**		**11**	**955.950**		**955.950**
Profesional y Técnico	6	5		11	955.950		955.950
Personal Contratado	**1**			**1**	**135.000**		**135.000**
Personal Médico	1			1	135.000		135.000
TOTAL	**21**	**19**		**40**	**3.875.614**		**3.875.614**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	8.909.908
4.02	Materiales, suministros y mercancías	2.007.846
4.03	Servicios no personales	2.882.246
	TOTAL	**13.800.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**13.800.000**
INGRESOS CORRIENTES ORDINARIOS	13.800.000
TRANSFERENCIAS CORRIENTES	13.800.000
Transferencias corrientes del sector público	13.800.000
Transferencias corrientes internas recibidas del sector público	13.800.000
De la República	13.800.000
Asamblea Nacional	13.800.000
Recursos Ordinarios	13.800.000
1.2 GASTOS CORRIENTES	**13.800.000**
GASTOS DE CONSUMO	13.800.000
Remuneraciones	8.909.908
Sueldos, salarios y otras retribuciones	4.344.816
Beneficios y complementos de sueldos y salarios	1.514.416
Aportes patronales	575.145
Prestaciones sociales y otras indemnizaciones	897.030
Asistencia socioeconómica	1.578.501
Compra de bienes y servicios	4.409.761
Bienes de consumo	2.007.846
Servicios no personales	2.401.915
Impuestos indirectos	480.331
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0238

Instituto de Previsión Social del Parlamentario

INSTITUTO DE PREVISIÓN SOCIAL DEL PARLAMENTARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de Previsión Social del Parlamentario, es un Instituto donde sus socios, los parlamentarios activos son los responsables de involucrar y proporcionar mecanismos que permitan al pueblo ser un actor fundamental en los procesos legislativos y de control sobre el Gobierno y la Administración Pública, en este sentido el Instituto garantizará protección social y económica a todos los parlamentarios para que cumplan de manera efectiva y eficaz sus funciones legislativas.

Dicho Instituto, fue creado con el fin de impulsar y promover servicios de calidad que aseguren el bienestar y la protección socio-económica a los Parlamentarios Activos, Suplentes, Jubilados, Jubiladas, Pensionados y Pensionadas, mediante una coordinación, supervisión y control de su póliza de Hospitalización Cirugía y Maternidad (HCM), vida y accidentes personales, pago de jubilaciones y pensiones, administración de la caja de ahorro, ayudas especiales y otras actividades que este dirigidas en beneficio de sus asociados.

En este sentido, la labor parlamentaria tiene como exigencia mantenerse atenta a los cambios y demandas, del pueblo, es por ello que las directrices de la Suprema Felicidad Social y Democracia Participativa consiguen dentro del Instituto de Previsión Social del Parlamentario un canal para su expresión, ya que los parlamentarios como líderes populares fortalecen y persiguen que el marco jurídico rector garantice el cumplimiento de los derechos sociales universales (educación, salud, generación de empleos productivos, atención de adultos y adultas mayores) además de seguridad ciudadana, tecnológicas, ambiente, turismo, entre otros, que permitirán la definitiva materialización de los objetivos propuestos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**150.000.000**
INGRESOS CORRIENTES ORDINARIOS	150.000.000
TRANSFERENCIAS CORRIENTES	150.000.000
Transferencias corrientes del sector público	150.000.000
Transferencias corrientes internas recibidas del sector público	150.000.000
De la República	150.000.000
TOTAL RECURSOS	**150.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**149.270.654**
GASTOS DE CONSUMO	38.284.627
Remuneraciones	35.519.588
Sueldos, salarios y otras retribuciones	6.178.738
Beneficios y complementos de sueldos y salarios	1.332.468
Aportes patronales	198.036
Prestaciones sociales y otras indemnizaciones	1.257.708
Asistencia socioeconómica	26.552.638
Compra de bienes y servicios	2.390.640
Bienes de consumo	1.137.458
Servicios no personales	1.253.182
Impuestos indirectos	374.399
TRANSFERENCIAS Y DONACIONES CORRIENTES	110.986.027
Al sector privado	110.986.027
Transferencias corrientes al sector privado	110.986.027
Directas a personas	110.986.027
Pensiones y otros beneficios asociados	38.261.520
Jubilaciones y otros beneficios asociados	72.724.507
GASTOS DE CAPITAL	**729.346**
INVERSIÓN REAL DIRECTA	729.346
Formación bruta de capital fijo	624.346
Maquinaria, equipos y otros bienes muebles	624.346
Bienes intangibles	105.000
TOTAL GASTOS	**150.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124828	Previsión y Protección Social del Parlamentario	asignación económica			6.696		136.986.027			136.986.027
					TOTAL		**136.986.027**			**136.986.027**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		9.688.294			9.688.294
02	Gestión administrativa		3.325.679			3.325.679
	TOTAL		**13.013.973**			**13.013.973**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**10**		**23**	**3.165.500**		**3.165.500**
Personal Administrativo	13	10		23	3.165.500		3.165.500
Personal Contratado	**1**	**1**		**2**	**195.004**		**195.004**
Personal Administrativo	1	1		2	195.004		195.004
TOTAL	**14**	**11**		**25**	**3.360.504**		**3.360.504**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**135**	**4**	**139**	**72.724.507**
Altos Funcionarios y de Elección Popular	135	4	139	72.724.507
Pensionados	**15**	**178**	**193**	**37.876.752**
Altos Funcionarios y de Elección Popular	15	178	193	37.876.752
TOTAL	**150**	**182**	**332**	**110.601.259**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	35.519.588
4.02	Materiales, suministros y mercancías	1.137.458
4.03	Servicios no personales	1.627.581
4.04	Activos reales	729.346
4.07	Transferencias y donaciones	110.986.027
	TOTAL	**150.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**150.000.000**
INGRESOS CORRIENTES ORDINARIOS	150.000.000
TRANSFERENCIAS CORRIENTES	150.000.000
Transferencias corrientes del sector público	150.000.000
Transferencias corrientes internas recibidas del sector público	150.000.000
De la República	150.000.000
Asamblea Nacional	150.000.000
Recursos Ordinarios	150.000.000
1.2 GASTOS CORRIENTES	**149.270.654**
GASTOS DE CONSUMO	38.284.627
Remuneraciones	35.519.588
Sueldos, salarios y otras retribuciones	6.178.738
Beneficios y complementos de sueldos y salarios	1.332.468
Aportes patronales	198.036
Prestaciones sociales y otras indemnizaciones	1.257.708
Asistencia socioeconómica	26.552.638
Compra de bienes y servicios	2.390.640
Bienes de consumo	1.137.458
Servicios no personales	1.253.182
Impuestos indirectos	374.399
TRANSFERENCIAS Y DONACIONES CORRIENTES	110.986.027
Al sector privado	110.986.027
Transferencias corrientes al sector privado	110.986.027
Directas a personas	110.986.027
Pensiones y otros beneficios asociados	37.876.752
Jubilaciones y otros beneficios asociados	72.724.507
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**729.346**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**729.346**
RECURSOS PROPIOS DE CAPITAL	729.346
Ahorro en cuenta corriente	729.346
2.2 GASTOS DE CAPITAL	**729.346**
INVERSIÓN REAL DIRECTA	729.346
Formación bruta de capital fijo	624.346
Maquinaria, equipos y otros bienes muebles	624.346
Bienes intangibles	105.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0287

Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"

FUNDACIÓN FONDO EDITORIAL DE LA ASAMBLEA NACIONAL "WILLIAN LARA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara", se encarga de programar la línea editorial de la Asamblea Nacional, priorizando la acción legislativa y el fortalecimiento de la participación activa y protagónica del Pueblo Legislador, fue creada según Resolución publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.047 de fecha 09/11/2012, para la difusión del desarrollo de la actividad legislativa en Venezuela, en el marco de la consolidación del pueblo legislador, para garantizar el desarrollo y acervo de la memoria histórica nacional.

Considerando que le corresponde a la Asamblea Nacional la difusión y promoción de la participación ciudadana, por medio de la selección, publicación y distribución de obras de calidad que contribuyan a la materialización e impulso del Pueblo Legislador, en la Fundación se han orientado las acciones hacia la programación de la línea editorial, priorizando la acción legislativa y el fortalecimiento de la participación activa y protagónica del pueblo legislador.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**7.848.000**
INGRESOS CORRIENTES ORDINARIOS	7.848.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	48.000
Venta de otros bienes y servicios	48.000
TRANSFERENCIAS CORRIENTES	7.800.000
Transferencias corrientes del sector público	7.800.000
Transferencias corrientes internas recibidas del sector público	7.800.000
De la República	7.800.000
INGRESOS DE CAPITAL	**206.624**
RECURSOS PROPIOS DE CAPITAL	206.624
Incremento de la depreciación y amortización acumuladas	206.624
TOTAL RECURSOS	**8.054.624**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**7.904.624**
GASTOS DE CONSUMO	7.884.624
Remuneraciones	4.668.295
Sueldos, salarios y otras retribuciones	2.062.346
Beneficios y complementos de sueldos y salarios	763.899
Aportes patronales	193.575
Prestaciones sociales y otras indemnizaciones	382.035
Asistencia socioeconómica	1.266.440
Compra de bienes y servicios	2.714.070
Bienes de consumo	370.000
Servicios no personales	2.344.070
Impuestos indirectos	295.635
Depreciación y amortización	206.624
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
GASTOS DE CAPITAL	**150.000**
INVERSIÓN REAL DIRECTA	150.000
Formación bruta de capital fijo	150.000
Maquinaria, equipos y otros bienes muebles	150.000
TOTAL GASTOS	**8.054.624**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124036	Difusión del conocimiento en la producción de publicaciones de la Asamblea Nacional.	publicación			18	48.000	5.460.000			5.508.000
					TOTAL	**48.000**	**5.460.000**			**5.508.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.291.481			1.291.481
02	Gestión administrativa	206.624	1.048.519			1.255.143
	TOTAL	**206.624**	**2.340.000**			**2.546.624**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**9**	**4**	**19**	**1.216.264**		**1.216.264**
Alto Nivel y de Dirección		1		1	83.651		83.651
Directivo	2	1	2	5	336.204		336.204
Profesional y Técnico	4	4	2	10	615.345		615.345
Personal Administrativo		3		3	181.064		181.064
Personal Contratado		**1**		**1**	**240.000**		**240.000**
Personal de Investigación		1		1	240.000		240.000
TOTAL	6	10	4	20	1.456.264		1.456.264

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.668.295
4.02	Materiales, suministros y mercancías	370.000
4.03	Servicios no personales	2.639.705
4.04	Activos reales	150.000
4.07	Transferencias y donaciones	20.000
4.08	Otros gastos	206.624
	TOTAL	**8.054.624**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.848.000**
INGRESOS CORRIENTES ORDINARIOS	7.848.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	48.000
Venta de otros bienes y servicios	48.000
TRANSFERENCIAS CORRIENTES	7.800.000
Transferencias corrientes del sector público	7.800.000
Transferencias corrientes internas recibidas del sector público	7.800.000
De la República	7.800.000
Asamblea Nacional	7.800.000
Recursos Ordinarios	7.800.000
1.2 GASTOS CORRIENTES	**7.904.624**
GASTOS DE CONSUMO	7.884.624
Remuneraciones	4.668.295
Sueldos, salarios y otras retribuciones	2.062.346
Beneficios y complementos de sueldos y salarios	763.899
Aportes patronales	193.575
Prestaciones sociales y otras indemnizaciones	382.035
Asistencia socioeconómica	1.266.440
Compra de bienes y servicios	2.714.070
Bienes de consumo	370.000
Servicios no personales	2.344.070
Impuestos indirectos	295.635
Depreciación y amortización	206.624
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(56.624)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**150.000**
RECURSOS PROPIOS DE CAPITAL	150.000
Desahorro en cuenta corriente	(56.624)
Incremento de la depreciación y amortización acumuladas	206.624
2.2 GASTOS DE CAPITAL	**150.000**
INVERSIÓN REAL DIRECTA	150.000
Formación bruta de capital fijo	150.000
Maquinaria, equipos y otros bienes muebles	150.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0291

Fundación de Atención Integral al Pueblo Legislador

FUNDACIÓN DE ATENCIÓN INTEGRAL AL PUEBLO LEGISLADOR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación de Atención Integral al Pueblo Legislador, fue creada según Resolución de la Asamblea Nacional publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.062 del 30 de noviembre de 2012, para la creación, coordinación y ejecuciones de programas sociales, así como garantizar apoyo y asistencia a los sectores más necesitados del país, a fin de contribuir con elevar los niveles de desarrollo y bienestar social, y en consecuencia dignificar la calidad de vida de la población venezolana.

La Fundación, con la finalidad de cumplir con la meta social propuesta, orientara los recursos asignados a garantizar apoyo y asistencia a los sectores más necesitados del país, con el fin de dignificar la calidad de vida de los venezolanos, a través de programas sociales que permitan a la población de menores recursos consolidar sus derechos humanos promoviendo valores superiores de justicia, igualdad, solidaridad, democracia y responsabilidad social, a los fines de promover la defensa y el desarrollo de las personas y su dignidad dando paso a una sociedad más igualitaria y justa, rumbo al socialismo, sustentado en el rol del Estado Social y Democrático de Derecho y de Justicia como lo consagra la Constitución Nacional de la República Bolivariana de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**20.000.000**
INGRESOS CORRIENTES ORDINARIOS	20.000.000
TRANSFERENCIAS CORRIENTES	20.000.000
Transferencias corrientes del sector público	20.000.000
Transferencias corrientes internas recibidas del sector público	20.000.000
De la República	20.000.000
TOTAL RECURSOS	**20.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**20.000.000**
GASTOS DE CONSUMO	4.138.168
Remuneraciones	3.639.010
Sueldos, salarios y otras retribuciones	2.240.340
Beneficios y complementos de sueldos y salarios	452.544
Aportes patronales	187.052
Prestaciones sociales y otras indemnizaciones	308.222
Asistencia socioeconómica	450.852
Compra de bienes y servicios	400.000
Bienes de consumo	12.000
Servicios no personales	388.000
Impuestos indirectos	99.158
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.861.832
Al sector privado	15.861.832
Donaciones corrientes al sector privado	15.861.832
Donaciones a personas	15.861.832
TOTAL GASTOS	**20.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124991	Asistencia integral a los sectores sociales vulnerables del país	persona	240	160	400		15.873.832			15.873.832
					TOTAL		**15.873.832**			**15.873.832**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.639.010			3.639.010
02	Gestión administrativa		487.158			487.158
	TOTAL		**4.126.168**			**4.126.168**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**	**1**	**3**	**6**	**866.240**		**866.240**
Alto Nivel y de Dirección		1		1	205.920		205.920
Profesional y Técnico	2		3	5	660.320		660.320
TOTAL	**2**	**1**	**3**	**6**	**866.240**		**866.240**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.639.010
4.02	Materiales, suministros y mercancías	12.000
4.03	Servicios no personales	487.158
4.07	Transferencias y donaciones	15.861.832
	TOTAL	**20.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**20.000.000**
INGRESOS CORRIENTES ORDINARIOS	20.000.000
TRANSFERENCIAS CORRIENTES	20.000.000
Transferencias corrientes del sector público	20.000.000
Transferencias corrientes internas recibidas del sector público	20.000.000
De la República	20.000.000
Asamblea Nacional	20.000.000
Recursos Ordinarios	20.000.000
1.2 GASTOS CORRIENTES	**20.000.000**
GASTOS DE CONSUMO	4.138.168
Remuneraciones	3.639.010
Sueldos, salarios y otras retribuciones	2.240.340
Beneficios y complementos de sueldos y salarios	452.544
Aportes patronales	187.052
Prestaciones sociales y otras indemnizaciones	308.222
Asistencia socioeconómica	450.852
Compra de bienes y servicios	400.000
Bienes de consumo	12.000
Servicios no personales	388.000
Impuestos indirectos	99.158
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.861.832
Al sector privado	15.861.832
Donaciones corrientes al sector privado	15.861.832
Donaciones a personas	15.861.832
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0420

Fundación Televisora de la Asamblea Nacional (ANTV)

FUNDACIÓN TELEVISORA DE LA ASAMBLEA NACIONAL (ANTV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Televisora de la Asamblea Nacional (ANTV), es un canal de información, opinión y formación, de carácter político, con un contenido entretenido, ameno y dinámico, con altísima calidad y estética propia, que permite promover la participación ciudadana para la apropiación colectiva de la estructura política; y así impulsar y promover la contraloría social en el proceso de elaboración de leyes y su gestión pública, el respeto por el patrimonio de una nación pluricultural y multiétnica, a los derechos humanos y la activación de procesos sociales y culturales, con el objeto de consolidar la autodeterminación e integración de los pueblos y la concepción pluripolar del orden mundial.

Dentro de este contexto, prevé mantener una gran audiencia nacional para promover el respeto y la tolerancia, a través de un lenguaje audiovisual innovador del acontecer legislativo que adelanta la Asamblea Nacional, en este sentido se propone:

- Mantener una estructura televisiva nacional de alta calidad para la transmisión de contenidos.
- Ofrecer información de las actividades de la Asamblea Nacional (debates parlamentarios, trabajo de las comisiones, investigaciones, actos protocolares) de forma inmediata, creíble, veraz, balanceada y contextualizada.
- Difundir perspectivas diversas en torno a los grandes temas y preocupaciones nacionales para el fomento del debate y la conciencia crítica ciudadana.
- Fomentar la participación protagónica, organización y articulación de los pueblos mediante la creación de espacios para la difusión de las voces de la ciudadanía.
- Desarrollar espacios pedagógicos sobre las leyes promulgadas a fin de fomentar su cumplimiento.
- Difundir el trabajo de la Asamblea Nacional durante 2.211 horas al año.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**50.000.000**
INGRESOS CORRIENTES ORDINARIOS	50.000.000
TRANSFERENCIAS CORRIENTES	50.000.000
Transferencias corrientes del sector público	50.000.000
Transferencias corrientes internas recibidas del sector público	50.000.000
De la República	50.000.000
TOTAL RECURSOS	**50.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**49.216.329**
GASTOS DE CONSUMO	49.216.329
Remuneraciones	39.304.150
Sueldos, salarios y otras retribuciones	19.564.560
Beneficios y complementos de sueldos y salarios	3.418.056
Aportes patronales	2.267.696
Prestaciones sociales y otras indemnizaciones	4.081.024
Asistencia socioeconómica	9.972.814
Compra de bienes y servicios	9.171.989
Bienes de consumo	2.977.953
Servicios no personales	6.194.036
Impuestos indirectos	740.190
GASTOS DE CAPITAL	**783.671**
INVERSIÓN REAL DIRECTA	783.671
Formación bruta de capital fijo	577.423
Maquinaria, equipos y otros bienes muebles	564.683
Construcciones de bienes de dominio privado	12.740
Bienes intangibles	206.248
TOTAL GASTOS	**50.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124947	Promoción de la Soberania Comunicacional desde la Fundación Televisora de la Asamblea Nacional	hora			12.211		32.725.392			32.725.392
					TOTAL		**32.725.392**			**32.725.392**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.069.328			13.069.328
02	Gestión administrativa		4.205.280			4.205.280
	TOTAL		**17.274.608**			**17.274.608**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**81**	**172**	**35**	**288**	**13.891.088**		**13.891.088**
Alto Nivel y de Dirección		1		1	432.000		432.000
Profesional y Técnico	81	171	35	287	13.459.088		13.459.088
Personal Contratado	**30**	**57**		**87**	**1.825.062**		**1.825.062**
Profesional y Técnico	30	57		87	1.825.062		1.825.062
TOTAL	**111**	**229**	**35**	**375**	**15.716.150**		**15.716.150**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	39.304.150
4.02	Materiales, suministros y mercancías	2.977.953
4.03	Servicios no personales	6.934.226
4.04	Activos reales	783.671
	TOTAL	**50.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**50.000.000**
INGRESOS CORRIENTES ORDINARIOS	50.000.000
TRANSFERENCIAS CORRIENTES	50.000.000
Transferencias corrientes del sector público	50.000.000
Transferencias corrientes internas recibidas del sector público	50.000.000
De la República	50.000.000
Asamblea Nacional	50.000.000
Recursos Ordinarios	50.000.000
1.2 GASTOS CORRIENTES	**49.216.329**
GASTOS DE CONSUMO	49.216.329
Remuneraciones	39.304.150
Sueldos, salarios y otras retribuciones	19.564.560
Beneficios y complementos de sueldos y salarios	3.418.056
Aportes patronales	2.267.696
Prestaciones sociales y otras indemnizaciones	4.081.024
Asistencia socioeconómica	9.972.814
Compra de bienes y servicios	9.171.989
Bienes de consumo	2.977.953
Servicios no personales	6.194.036
Impuestos indirectos	740.190
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**783.671**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**783.671**
RECURSOS PROPIOS DE CAPITAL	783.671
Ahorro en cuenta corriente	783.671
2.2 GASTOS DE CAPITAL	**783.671**
INVERSIÓN REAL DIRECTA	783.671
Formación bruta de capital fijo	577.423
Maquinaria, equipos y otros bienes muebles	564.683
Construcciones de bienes de dominio privado	12.740
Bienes intangibles	206.248
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1603

Fundación Radio de la Asamblea Nacional (A.N. RADIO)

FUNDACIÓN RADIO DE LA ASAMBLEA NACIONAL (A.N. RADIO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Radio de la Asamblea Nacional, prevé para el Ejercicio Económico Financiero 2015, producir, difundir y transmitir a través de este medio radial la actividad parlamentaria que permita mantener informado al pueblo soberano las 24 horas al día los 365 días del año, acerca del debate legislativo y del acontecer diario de la realidad nacional e internacional; así como proveer de espacios recreativos a los ciudadanos y ciudadanas de la República Bolivariana de Venezuela.

La Fundación, es una emisora radial de carácter pública, que tiene como objetivo la difusión de la Gestión Parlamentaria, en el ámbito Nacional y Regional, como medio de comunicación de carácter político y educativo que difunde el desarrollo del trabajo competente a la Asamblea Nacional.

En este sentido, orientará los recursos asignados a la consolidación de la democracia participativa y protagónica, dando cobertura a su premisa fundamental que se enmarca en mantener la transmisión del trabajo parlamentario, que permita el fortalecimiento del Sistema Bolivariano de Comunicación e Información desde la Radio de la Asamblea Nacional.

Con la ejecución de los recursos presupuestarios, la Fundación busca convertirse en prestadores de servicios de radiodifusión con cobertura en los cinco municipios del área metropolitana de caracas, asumiendo como premisa fundamental la elaboración de contenidos informativos innovadores y siendo defensores de la riqueza cultural venezolana, para ser una tribuna de Poder Legislativo y del pueblo para la construcción del Estado Social de Derecho y de Justicia a partir de la ejecución de una política comunicacional para romper con cercos mediáticos de las empresas privadas de comunicación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.000.000**
INGRESOS CORRIENTES ORDINARIOS	5.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
INGRESOS DE CAPITAL	**35.000**
RECURSOS PROPIOS DE CAPITAL	35.000
Incremento de la depreciación y amortización acumuladas	35.000
TOTAL RECURSOS	**5.035.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.975.000**
GASTOS DE CONSUMO	4.965.716
Remuneraciones	3.795.273
Sueldos, salarios y otras retribuciones	1.815.000
Beneficios y complementos de sueldos y salarios	834.564
Aportes patronales	171.287
Prestaciones sociales y otras indemnizaciones	370.000
Asistencia socioeconómica	604.422
Compra de bienes y servicios	1.071.308
Bienes de consumo	635.500
Servicios no personales	435.808
Impuestos indirectos	64.135
Depreciación y amortización	35.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.284
Al sector privado	9.284
Donaciones corrientes al sector privado	9.284
Donaciones a personas	9.284
GASTOS DE CAPITAL	**60.000**
INVERSIÓN REAL DIRECTA	60.000
Formación bruta de capital fijo	60.000
Maquinaria, equipos y otros bienes muebles	60.000
TOTAL GASTOS	**5.035.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125093	Fortalecimiento del Sistema Bolivariano de Comunicación e Información desde la Radio de la Asamblea Nacional	hora			9.076		2.735.801			2.735.801
					TOTAL		2.735.801			2.735.801

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	35.000	2.264.199			2.299.199
	TOTAL	35.000	2.264.199			2.299.199

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**17**		**24**	**670.000**		**670.000**
Profesional y Técnico	4	12		16	590.000		590.000
Personal Administrativo	3	5		8	80.000		80.000
Personal Contratado	**2**	**11**		**13**	**401.000**		**401.000**
Profesional y Técnico	2	11		13	401.000		401.000
TOTAL	9	28		37	1.071.000		1.071.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.795.273
4.02	Materiales, suministros y mercancías	635.500
4.03	Servicios no personales	499.943
4.04	Activos reales	60.000
4.07	Transferencias y donaciones	9.284
4.08	Otros gastos	35.000
	TOTAL	**5.035.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.000.000**
INGRESOS CORRIENTES ORDINARIOS	5.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Asamblea Nacional	5.000.000
Recursos Ordinarios	5.000.000
1.2 GASTOS CORRIENTES	**4.975.000**
GASTOS DE CONSUMO	4.965.716
Remuneraciones	3.795.273
Sueldos, salarios y otras retribuciones	1.815.000
Beneficios y complementos de sueldos y salarios	834.564
Aportes patronales	171.287
Prestaciones sociales y otras indemnizaciones	370.000
Asistencia socioeconómica	604.422
Compra de bienes y servicios	1.071.308
Bienes de consumo	635.500
Servicios no personales	435.808
Impuestos indirectos	64.135
Depreciación y amortización	35.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.284
Al sector privado	9.284
Donaciones corrientes al sector privado	9.284
Donaciones a personas	9.284
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**25.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**60.000**
RECURSOS PROPIOS DE CAPITAL	60.000
Ahorro en cuenta corriente	25.000
Incremento de la depreciación y amortización acumuladas	35.000
2.2 GASTOS DE CAPITAL	**60.000**
INVERSIÓN REAL DIRECTA	60.000
Formación bruta de capital fijo	60.000
Maquinaria, equipos y otros bienes muebles	60.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

02
Contraloría General de la República

Contraloría General de la República

A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)

A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

A0398

Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)

FUNDACIÓN INSTITUTO DE ALTOS ESTUDIOS DE CONTROL FISCAL Y AUDITORIA DE ESTADO GUMERSINDO TORRES (COFAE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE) es una institución educativa y cultural de la Contraloría General de la República, que tiene por objeto formar servidores públicos y ciudadanos en el control de la gestión pública y fortalecer el Sistema Nacional de Control Fiscal, a fin de contribuir al logro de los objetivos de las instituciones del estado y al buen funcionamiento de la Administración Pública, fundamentada en los principios y valores consagrados en la Constitución de la República Bolivariana de Venezuela, así como difundir las diferentes manifestaciones culturales en el marco de las políticas de estado.

La Fundación se orienta a ser reconocida como la institución líder en la gestión académica en materia de control fiscal y social, con apego a los principios y valores consagrados en la Constitución de la República Bolivariana de Venezuela, que contribuya a la formación y desarrollo de competencias de los servidores públicos y los ciudadanos y coadyuve a la difusión de las diferentes manifestaciones culturales.

Para el año 2015 prevé llevar a cabo, la racionalización de los gastos de funcionamiento, con base en la sana administración, que permitan brindar un servicio de capacitación técnica especializada de óptima calidad, como corresponde a un centro de altos estudios.

En cuanto a los servicios que presta la Institución, espera regular los académicos, a través del aumento del número de actividades corporativas, principalmente, con programas de capacitación que atenderán a las diferentes formas de organización del Poder Popular (Consejos Comunales, Empresas de Producción Social, entre otros), así como a otros órganos de la Administración Pública.

De igual forma COFAE, asume el liderazgo académico en la homologación de criterios metodológicos en la capacitación de las Contralorías de Estado, Municipios y las Unidades de Auditoría Internas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.273.900**
INGRESOS CORRIENTES ORDINARIOS	5.273.900
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.773.900
Venta de otros bienes y servicios	3.773.900
TRANSFERENCIAS CORRIENTES	1.500.000
Transferencias corrientes del sector público	1.500.000
Transferencias corrientes internas recibidas del sector público	1.500.000
De la República	1.500.000
FUENTES DE FINANCIAMIENTO	**15.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.000.000
Disminución de otros activos financieros	15.000.000
Disminución de disponibilidades	15.000.000
Disminución de bancos	15.000.000
TOTAL RECURSOS	**20.273.900**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**20.168.900**
GASTOS DE CONSUMO	20.018.900
Remuneraciones	6.123.460
Sueldos, salarios y otras retribuciones	3.066.060
Beneficios y complementos de sueldos y salarios	1.128.600
Aportes patronales	218.000
Prestaciones sociales y otras indemnizaciones	767.700
Asistencia socioeconómica	943.100
Compra de bienes y servicios	12.018.240
Bienes de consumo	5.781.790
Servicios no personales	6.236.450
Impuestos indirectos	1.877.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
OTROS GASTOS CORRIENTES	130.000
Otros gastos corrientes	130.000
Bienes y servicios para la venta	130.000
GASTOS DE CAPITAL	**105.000**
INVERSIÓN REAL DIRECTA	105.000
Formación bruta de capital fijo	105.000
Maquinaria, equipos y otros bienes muebles	105.000
TOTAL GASTOS	**20.273.900**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126539	Investigación y Desarrollo de materiales técnicos, instruccionales y comunicacionales en Gestión Pública y Social, Control Fiscal y Contraloría Social	documento			116	1.870.600				1.870.600
126570	Actualización, Nivelación y Formación Profesional y Humanística en Gestión Pública y Social, Control Fiscal y Contraloría Social	actividad			334	11.264.310	1.500.000			12.764.310
126607	Difusión y distribución de productos académicos, técnicos, culturales e institucionales	publicación			182	995.000				995.000
					TOTAL	**14.129.910**	**1.500.000**			**15.629.910**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.236.360				1.236.360
02	Gestión administrativa	3.407.630				3.407.630
	TOTAL	**4.643.990**				**4.643.990**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3**	**3**		**6**	**1.425.160**	**12.100**	**1.437.260**
Directivo	2	1		3	757.260		757.260
Personal Docente	1	2		3	667.900	12.100	680.000
Personal Contratado	**25**	**25**		**50**	**1.314.000**		**1.314.000**
Personal Docente	25	25		50	1.314.000		1.314.000
TOTAL	**28**	**28**		**56**	**2.739.160**	**12.100**	**2.751.260**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	6.123.460
4.02	Materiales, suministros y mercancías	5.911.790
4.03	Servicios no personales	8.113.650
4.04	Activos reales	105.000
4.07	Transferencias y donaciones	20.000
	TOTAL	**20.273.900**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.273.900**
INGRESOS CORRIENTES ORDINARIOS	5.273.900
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.773.900
Venta de otros bienes y servicios	3.773.900
TRANSFERENCIAS CORRIENTES	1.500.000
Transferencias corrientes del sector público	1.500.000
Transferencias corrientes internas recibidas del sector público	1.500.000
De la República	1.500.000
Contraloría General de la República	1.500.000
Recursos Ordinarios	1.500.000
1.2 GASTOS CORRIENTES	**20.168.900**
GASTOS DE CONSUMO	20.018.900
Remuneraciones	6.123.460
Sueldos, salarios y otras retribuciones	3.066.060
Beneficios y complementos de sueldos y salarios	1.128.600
Aportes patronales	218.000
Prestaciones sociales y otras indemnizaciones	767.700
Asistencia socioeconómica	943.100
Compra de bienes y servicios	12.018.240
Bienes de consumo	5.781.790
Servicios no personales	6.236.450
Impuestos indirectos	1.877.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	130.000
Otros gastos corrientes	130.000
Bienes y servicios para la venta	130.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(14.895.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(14.895.000)**
RECURSOS PROPIOS DE CAPITAL	(14.895.000)
Desahorro en cuenta corriente	(14.895.000)
2.2 GASTOS DE CAPITAL	**105.000**
INVERSIÓN REAL DIRECTA	105.000
Formación bruta de capital fijo	105.000
Maquinaria, equipos y otros bienes muebles	105.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(15.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**15.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.000.000
Disminución de otros activos financieros	15.000.000
Disminución de disponibilidades	15.000.000
Disminución de bancos	15.000.000
3.2 APLICACIONES FINANCIERAS	**15.000.000**
DÉFICIT FINANCIERO	15.000.000

A0416

Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

FUNDACIÓN PARA LOS SERVICIOS DE SALUD Y PREVISIÓN SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA (SERSACON)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON), busca implementar los planes y ejecutar las actividades orientadas a garantizar la asistencia médica preventiva, ambulatoria y hospitalaria al personal activo, jubilado y pensionado de la Contraloría General de la República, y a su grupo familiar; así como, su respectivo financiamiento dentro de los límites que se establezcan al efecto.

En este sentido, la Fundación orienta sus actividades a la implementación de la estructura con la cual poder cumplir su objetivo general, lo que supone la realización de un cronograma de actividades de carácter operativo, a ejecutarse durante todo el año, apoyándose en gran parte de la plantilla de personal de la Contraloría General de la República, para realizar sus funciones.

La Fundación cuenta con dos proyectos claramente diferenciados en cuanto a los objetivos que pretende cumplir, referidos a:

- Servicios médicos y asistencia social.
- Prevención social, esparcimiento y recreación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**26.210.801**
INGRESOS CORRIENTES ORDINARIOS	26.210.801
TRANSFERENCIAS CORRIENTES	26.210.801
Transferencias corrientes del sector público	26.210.801
Transferencias corrientes internas recibidas del sector público	26.210.801
De la República	26.210.801
TOTAL RECURSOS	**26.210.801**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**23.496.449**
GASTOS DE CONSUMO	23.496.449
Remuneraciones	293.842
Sueldos, salarios y otras retribuciones	186.648
Beneficios y complementos de sueldos y salarios	39.993
Aportes patronales	11.732
Prestaciones sociales y otras indemnizaciones	40.501
Asistencia socioeconómica	14.968
Compra de bienes y servicios	21.618.010
Bienes de consumo	1.180.765
Servicios no personales	20.437.245
Impuestos indirectos	1.584.597
GASTOS DE CAPITAL	**2.640.951**
INVERSIÓN REAL DIRECTA	2.640.951
Formación bruta de capital fijo	2.640.951
Construcciones de bienes de dominio privado	2.640.951
APLICACIONES FINANCIERAS	**73.401**
DISMINUCIÓN DE PASIVOS	73.401
Disminución de cuentas y efectos por pagar	73.401
Disminución de cuentas y efectos por pagar a mediano y largo plazo	73.401
Disminución de efectos a pagar a contratistas mediano y largo plazo	73.401
TOTAL GASTOS	**26.210.801**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126624	Previsión Social, Recreación y Esparcimiento	acondicionamiento			5.017		5.130.942			5.130.942
126627	Servicio Médico Asistencial Social	servicio			20.172		21.079.859			21.079.859
					TOTAL		26.210.801			26.210.801

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**	**1**		**2**	**62.648**		**62.648**
Personal Administrativo	1	1		2	62.648		62.648
Personal Contratado	**1**			**1**	**12.140**		**12.140**
Personal Administrativo	1			1	12.140		12.140
TOTAL	2	1		3	74.788		74.788

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	293.842
4.02	Materiales, suministros y mercancías	1.180.765
4.03	Servicios no personales	22.021.842
4.04	Activos reales	2.640.951
4.11	Disminución de pasivos	73.401
	TOTAL	**26.210.801**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**26.210.801**
INGRESOS CORRIENTES ORDINARIOS	26.210.801
TRANSFERENCIAS CORRIENTES	26.210.801
Transferencias corrientes del sector público	26.210.801
Transferencias corrientes internas recibidas del sector público	26.210.801
De la República	26.210.801
Contraloría General de la República	26.210.801
Recursos Ordinarios	26.210.801
1.2 GASTOS CORRIENTES	**23.496.449**
GASTOS DE CONSUMO	23.496.449
Remuneraciones	293.842
Sueldos, salarios y otras retribuciones	186.648
Beneficios y complementos de sueldos y salarios	39.993
Aportes patronales	11.732
Prestaciones sociales y otras indemnizaciones	40.501
Asistencia socioeconómica	14.968
Compra de bienes y servicios	21.618.010
Bienes de consumo	1.180.765
Servicios no personales	20.437.245
Impuestos indirectos	1.584.597
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.714.352**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.714.352**
RECURSOS PROPIOS DE CAPITAL	2.714.352
Ahorro en cuenta corriente	2.714.352

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**2.640.951**
INVERSIÓN REAL DIRECTA	2.640.951
Formación bruta de capital fijo	2.640.951
Maquinaria, equipos y otros bienes muebles	
Construcciones de bienes de dominio privado	2.640.951
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**73.401**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**73.401**
SUPERÁVIT FINANCIERO	73.401
3.2 APLICACIONES FINANCIERAS	**73.401**
DISMINUCIÓN DE PASIVOS	73.401
Disminución de cuentas y efectos por pagar	73.401
Disminución de cuentas y efectos por pagar a mediano y largo plazo	73.401
Disminución de efectos a pagar a contratistas mediano y largo plazo	73.401

03
Consejo Nacional Electoral

A0248

Fundación Instituto de Altos Estudios del Poder Electoral

FUNDACIÓN INSTITUTO DE ALTOS ESTUDIOS DEL PODER ELECTORAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Instituto de Altos Estudios del Poder Electoral (IAEPE), tiene como objeto la investigación, formación, documentación y publicación de la materia electoral, registro civil y todas aquellas áreas del conocimiento directa o indirectamente involucradas en las competencias, funciones y atribuciones del Poder Electoral, que contribuyan a la difusión de los valores y el efectivo ejercicio democrático de la voluntad popular, así como la transferencia del conocimiento que impulse el cumplimiento de los principios, derechos y deberes democráticos consagrados en la Constitución de la República Bolivariana de Venezuela. El objeto está dirigido al servicio del interés social, especialmente la capacitación y formación de las funcionarias y funcionarios del Poder Electoral, así como de otros órganos y entes de la Administración Pública.

La política del IAEPE para el año 2015, está enmarcada en los lineamientos establecidos por el órgano de adscripción como lo es el Consejo Nacional Electoral (CNE).

La distribución del Presupuesto del año 2015, dada la asignación de recursos, se orientó principalmente a actividades de funcionamiento y a la ejecución del proyecto planteado con acciones específicas que requieren de bajos recursos financieros, para lo cual se establecen las siguientes estrategias:

- Racionalizar los gastos de funcionamiento del Instituto a montos mínimos imprescindibles para brindar un servicio de formación especializada de calidad.
- Impartir estudios de alto nivel en materia electoral, registro civil y ciencias afines, con funcionarios del Consejo Nacional Electoral CNE especializados en la materia.
- Simplificar los procesos de edición y publicación de obras, buscando ahorros significativos en el producto final.

El IAEPE tiene como objetivo para el año 2015, cumplir con las siguientes actividades:

- Dirigir la formación integral con miras a obtener 750 participantes en las actividades presenciales.
- Atender a través del Centro de Documentación e Información a 600 usuarios y usuarias.
- Desarrollar 6 investigaciones, con el objetivo de fortalecer los contenidos programáticos de las distintas áreas formativas del instituto.
- Editar y publicar 11 obras relacionadas con la materia electoral, registro civil, cultural y afines, destinados a la distribución, venta y/o donaciones.
- Promocionar intercambios con instituciones homólogas, dentro y fuera del país, en materia de investigación y formación con el fin de perfeccionar y actualizar la base de conocimiento.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**497.558**
INGRESOS CORRIENTES ORDINARIOS	497.558
TRANSFERENCIAS CORRIENTES	497.558
Transferencias corrientes del sector público	497.558
Transferencias corrientes internas recibidas del sector público	497.558
De la República	497.558
FUENTES DE FINANCIAMIENTO	**3.937.011**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.937.011
Disminución de otros activos financieros	3.937.011
Disminución de disponibilidades	3.937.011
Disminución de bancos	3.937.011
TOTAL RECURSOS	**4.434.569**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.924.537**
GASTOS DE CONSUMO	2.424.537
Remuneraciones	128.320
Sueldos, salarios y otras retribuciones	96.000
Aportes patronales	16.320
Prestaciones sociales y otras indemnizaciones	16.000
Compra de bienes y servicios	1.835.715
Bienes de consumo	921.172
Servicios no personales	914.543
Impuestos indirectos	460.502
GASTOS DE LA PROPIEDAD	500.000
Derechos sobre bienes intangibles	500.000
GASTOS DE CAPITAL	**1.510.032**
INVERSIÓN REAL DIRECTA	1.510.032
Formación bruta de capital fijo	1.510.032
Maquinaria, equipos y otros bienes muebles	1.510.032
TOTAL GASTOS	**4.434.569**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126579	Consolidación de la escuela del pensamiento del Poder Electoral	participante			750	2.954.988	300.000			3.254.988
					TOTAL	**2.954.988**	**300.000**			**3.254.988**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	982.023	197.558			1.179.581
	TOTAL	**982.023**	**197.558**			**1.179.581**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	128.320
4.02	Materiales, suministros y mercancías	921.172
4.03	Servicios no personales	1.875.045
4.04	Activos reales	1.510.032
	TOTAL	**4.434.569**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**497.558**
INGRESOS CORRIENTES ORDINARIOS	497.558
TRANSFERENCIAS CORRIENTES	497.558
Transferencias corrientes del sector público	497.558
Transferencias corrientes internas recibidas del sector público	497.558
De la República	497.558
Consejo Nacional Electoral	497.558
Recursos Ordinarios	497.558
1.2 GASTOS CORRIENTES	**2.924.537**
GASTOS DE CONSUMO	2.424.537
Remuneraciones	128.320
Sueldos, salarios y otras retribuciones	96.000
Aportes patronales	16.320
Prestaciones sociales y otras indemnizaciones	16.000
Compra de bienes y servicios	1.835.715
Bienes de consumo	921.172
Servicios no personales	914.543
Impuestos indirectos	460.502
GASTOS DE LA PROPIEDAD	500.000
Derechos sobre bienes intangibles	500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.426.979)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.426.979)**
RECURSOS PROPIOS DE CAPITAL	(2.426.979)
Desahorro en cuenta corriente	(2.426.979)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**1.510.032**
INVERSIÓN REAL DIRECTA	1.510.032
Formación bruta de capital fijo	1.510.032
Maquinaria, equipos y otros bienes muebles	1.510.032
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(3.937.011)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.937.011**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.937.011
Disminución de otros activos financieros	3.937.011
Disminución de disponibilidades	3.937.011
Disminución de bancos	3.937.011
3.2 APLICACIONES FINANCIERAS	**3.937.011**
DÉFICIT FINANCIERO	3.937.011

06
Ministerio del Poder Popular para Relaciones Exteriores

A0170

Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS DIPLOMÁTICOS PEDRO GUAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de Altos Estudios Diplomáticos "Pedro Gual", tiene sus objetivos enmarcados en el Decreto N° 1.484 de fecha 28 de Febrero de 1991, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 34.685 de fecha 2 de Abril de 1991, por tanto a través de sus dos programas fundamentales como lo son: La Educación a Distancia y la Educación Presencial, ambos incluidos en las acciones específicas del proyecto. "Formación y Capacitación Permanente, Integral y Especializada en Política Exterior y Relaciones Internacionales". Adicionalmente atenderá para el próximo Ejercicio Económico Financiero los cursos, las labores de documentación e investigación requeridas para cubrir las necesidades que tiene el país de preparar funcionarios que participen en forma eficiente y eficaz en las relaciones diplomáticas.

Con la finalidad de apuntalar la gestión del Instituto, principalmente en lo que se refiere a intercambio interinstitucional, se ha programado para el Ejercicio Económico Financiero 2015, un número de convenios a suscribir y eventos a desarrollar con diversas Academias Diplomáticas y Universidades, tanto del país como en el exterior, estimándose eventos dirigidos a este fin. Igualmente, tiene previstos diversos cursos con la participación de aproximadamente (1.100) funcionarios del Ministerio del Poder Popular para Relaciones Exteriores, y de otros Organismos Públicos de la Administración Central; asimismo se desarrollarán proyectos de investigación que originarán (20) publicaciones en el año.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**14.250.000**
INGRESOS CORRIENTES ORDINARIOS	14.250.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	250.000
Venta de otros bienes y servicios	250.000
TRANSFERENCIAS CORRIENTES	14.000.000
Transferencias corrientes del sector público	14.000.000
Transferencias corrientes internas recibidas del sector público	14.000.000
De la República	14.000.000
INGRESOS DE CAPITAL	**25.000**
RECURSOS PROPIOS DE CAPITAL	25.000
Incremento de la depreciación y amortización acumuladas	25.000
FUENTES DE FINANCIAMIENTO	**1.509.106**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.509.106
Disminución de otros activos financieros	1.509.106
Disminución de disponibilidades	1.509.106
Disminución de Bancos	1.509.106
TOTAL RECURSOS	**15.784.106**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**15.534.106**
GASTOS DE CONSUMO	14.034.106
Remuneraciones	8.997.923
Sueldos, salarios y otras retribuciones	4.129.410
Beneficios y complementos de sueldos y salarios	2.242.450
Aportes patronales	426.484
Prestaciones sociales y otras indemnizaciones	944.155
Asistencia socioeconómica	1.255.424
Compra de bienes y servicios	4.396.591
Bienes de consumo	1.244.693
Servicios no personales	3.151.898
Impuestos indirectos	614.592
Depreciación y amortización	25.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector público	1.500.000
Donaciones corrientes al sector público	1.500.000
A la República	1.500.000
GASTOS DE CAPITAL	**250.000**
INVERSIÓN REAL DIRECTA	250.000
Formación bruta de capital fijo	250.000
Maquinaria, equipos y otros bienes muebles	250.000
TOTAL GASTOS	**15.784.106**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126688	Formación y capacitación permanente, integral y especializada en Política Exterior y Relaciones Internacionales.	Participante			1.100		10.758.356			10.758.356
TOTAL							**10.758.356**			**10.758.356**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	1.784.106	3.241.644			5.025.750
TOTAL		**1.784.106**	**3.241.644**			**5.025.750**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**57**	**41**		**98**	**3.439.680**		**3.439.680**
Personal Administrativo	27	11		38	2.727.180		2.727.180
Personal Docente	30	30		60	712.500		712.500
TOTAL	**57**	**41**		**98**	**3.439.680**		**3.439.680**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	8.997.923
4.02	Materiales, suministros y mercancías	1.244.693
4.03	Servicios no personales	3.766.490
4.04	Activos reales	250.000
4.07	Transferencias y donaciones	1.500.000
4.08	Otros gastos	25.000
	TOTAL	**15.784.106**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.250.000**
INGRESOS CORRIENTES ORDINARIOS	14.250.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	250.000
Venta de otros bienes y servicios	250.000
TRANSFERENCIAS CORRIENTES	14.000.000
Transferencias corrientes del sector público	14.000.000
Transferencias corrientes internas recibidas del sector público	14.000.000
De la República	14.000.000
Ministerio del Poder Popular para Relaciones Exteriores	14.000.000
-Recursos Ordinarios	14.000.000
1.2 GASTOS CORRIENTES	**15.534.106**
GASTOS DE CONSUMO	14.034.106
Remuneraciones	8.997.923
Sueldos, salarios y otras retribuciones	4.129.410
Beneficios y complementos de sueldos y salarios	2.242.450
Aportes patronales	426.484
Prestaciones sociales y otras indemnizaciones	944.155
Asistencia socioeconómica	1.255.424
Compra de bienes y servicios	4.396.591
Bienes de consumo	1.244.693
Servicios no personales	3.151.898
Impuestos indirectos	614.592
Depreciación y amortización	25.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector público	1.500.000
Donaciones corrientes al sector público	1.500.000
A la República	1.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.284.106)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.259.106)**
RECURSOS PROPIOS DE CAPITAL	(1.259.106)
Desahorro en cuenta corriente	(1.284.106)
Incremento de la depreciación y amortización acumuladas	25.000
2.2 GASTOS DE CAPITAL	**250.000**
INVERSIÓN REAL DIRECTA	250.000
Formación bruta de capital fijo	250.000
Maquinaria, equipos y otros bienes muebles	250.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.509.106)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.509.106**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.509.106
Disminución de otros activos financieros	1.509.106
Disminución de disponibilidades	1.509.106
Disminución de Bancos	1.509.106
3.2 APLICACIONES FINANCIERAS	**1.509.106**
DÉFICIT FINANCIERO	1.509.106

08
Ministerio del Poder Popular para la Defensa

Ministerio del Poder Popular para la Defensa

A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)

A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)

A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

A0066 Servicio Autónomo de Salud de la Fuerza Armada Nacional (SASFAN)

A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)

A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

A0192 Oficina Coordinadora de Hidrografía y Navegación (OCHINA)

A0193 Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

A0194 Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)

A0195 Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

A0293 Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)

A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)

A0485 Fundación de Cardiología Integral (FUNDACARDIN)

A0515 Fundación Müröntö: Centro de Innovación para el Desarrollo

A1375 Universidad Militar Bolivariana de Venezuela (UMBV)

A0005

Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)

INSTITUTO AUTÓNOMO CÍRCULO DE LAS FUERZAS ARMADAS (IACFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La misión del Instituto es contribuir a una mayor identificación entre los profesionales de la Institución Armada, lo cual permite el incremento de la vida social de ellos y sus familiares, en consecuencia, el Círculo de las Fuerzas Armadas funcionará como centro de recepciones, de cultura intelectual y física, de esparcimiento o recreación y de alojamiento.

Su visión es ser una organización dotada de recursos humanos, materiales y financieros de alta calidad, para lograr la autogestión y el autofinanciamiento en el mediano plazo, lo que permitirá proporcionar un óptimo servicio en las áreas de recreación y alojamiento a los socios, sus familiares y demás usuarios en un ambiente integrador con una sólida imagen y credibilidad, logrando con esto ubicarse entre los primeros clubes del país.

Se estima para el Ejercicio Económico Financiero 2015, transformar al Instituto Autónomo Circulo Fuerza Armada Nacional Bolivariana, en un Instituto de Identidad Socialista en pro del interés social del personal militar, sus familiares y el pueblo venezolano que visita dichas instalaciones, en este sentido los diversos proyectos se orientan en promover la satisfacción equitativa de las necesidades sociales y distribución de los beneficios que ofrece el Instituto, para contribuir con la calidad de vida de cada uno de nuestros visitantes, estas tareas van enmarcadas dentro del marco legal vigente y dentro de la línea de acción del instituto.

Dentro del nuevo enfoque de desarrollo del país, la función del IACFA está enmarcada en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social 2013-2019, en el cual se consideró un presupuesto que se traduce en la consecución de un proyecto que contempla entre sus metas: el fortalecimiento del sector turismo, como estrategia de inclusión social que facilite el acceso al patrimonio turístico y disfrute de las infraestructuras turísticas de los estados a precios justos y razonables, así como la atención social integral a través de la adquisición de paquetes turísticos a cada una de las sucursales del Instituto a nivel nacional, en este contexto también se desarrollan proyectos para la prestación de bienes y servicios, en las diferentes sucursales del Círculo Militar, para proporcionar mejores beneficios a todo el personal militar, afiliado, y al pueblo venezolano en general.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**681.028.293**
INGRESOS CORRIENTES ORDINARIOS	681.028.293
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	553.794.328
Venta de otros bienes y servicios	553.794.328
INGRESOS DE LA PROPIEDAD	12.991.965
Intereses	320.452
Intereses internos	320.452
Intereses por depósitos	320.452
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	12.671.513
Alquileres	12.671.513
TRANSFERENCIAS CORRIENTES	44.000.000
Transferencias corrientes del sector público	44.000.000
Transferencias corrientes internas recibidas del sector público	44.000.000
De la República	44.000.000
OTROS INGRESOS	70.242.000
Otros ingresos ordinarios	70.242.000
INGRESOS DE CAPITAL	**9.150.407**
RECURSOS PROPIOS DE CAPITAL	9.150.407
Incremento de la depreciación y amortización acumuladas	9.150.407
TOTAL RECURSOS	**690.178.700**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**600.823.352**
GASTOS DE CONSUMO	435.704.978
Remuneraciones	238.430.175
Sueldos, salarios y otras retribuciones	98.892.452
Beneficios y complementos de sueldos y salarios	47.521.222
Aportes patronales	10.917.279
Prestaciones sociales y otras indemnizaciones	24.986.811
Asistencia socioeconómica	56.112.411
Compra de bienes y servicios	187.135.420
Bienes de consumo	95.271.817
Servicios no personales	91.863.603
Impuestos indirectos	988.976
Depreciación y amortización	9.150.407
TRANSFERENCIAS Y DONACIONES CORRIENTES	71.676.614
Al sector privado	8.950.000
Transferencias corrientes al sector privado	8.950.000
Directas a personas	8.950.000
Pensiones y otros beneficios asociados	2.553.736
Jubilaciones y otros beneficios asociados	6.396.264
Al sector público	62.726.614
Transferencias corrientes al sector público	62.726.614
A los entes descentralizados sin fines empresariales para sus gastos	62.726.614
OTROS GASTOS CORRIENTES	93.441.760
Otros gastos corrientes	93.441.760
Bienes y servicios para la venta	93.441.760

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**51.936.165**
INVERSIÓN REAL DIRECTA	51.936.165
Formación bruta de capital fijo	51.936.165
Maquinaria, equipos y otros bienes muebles	45.076.437
Construcciones de bienes de dominio privado	6.859.728
APLICACIONES FINANCIERAS	**37.419.183**
INVERSIÓN FINANCIERA	37.419.183
Incremento de otros activos financieros	37.419.183
Incremento de disponibilidades	37.419.183
Incremento de bancos	37.419.183
TOTAL GASTOS	**690.178.700**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125825	Promoción de actividades recreacionales al personal militar y civil que visita las instalaciones de los Círculos Militares de la Fuerza Armada Nacional Bolivariana (Fanb)	Servicio			122.500	578.522.493	44.000.000			622.522.493
					TOTAL	**578.522.493**	**44.000.000**			**622.522.493**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	53.817.900				53.817.900
03	Previsión y protección social	13.838.307				13.838.307
	TOTAL	**67.656.207**				**67.656.207**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**473**	**578**		**1.051**	**55.250.789**	**6.153.471**	**61.404.260**
Profesional y Técnico	94	18		112	6.263.501	810.895	7.074.396
Personal Administrativo	65	17		82	4.175.668	663.462	4.839.130
Obrero	314	543		857	44.811.620	4.679.114	49.490.734
Personal Contratado	**19**	**15**		**34**	**4.901.470**		**4.901.470**
Profesional y Técnico	4			4	350.000		350.000
Personal Administrativo	7	5		12	443.161		443.161
Obrero	8	10		18	4.108.309		4.108.309
TOTAL	**492**	**593**		**1.085**	**60.152.259**	**6.153.471**	**66.305.730**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**36**	**22**	**58**	**6.396.264**
Empleados	10	5	15	1.195.630
Obreros	26	17	43	5.200.634
Pensionados	**72**	**87**	**159**	**2.553.736**
Empleados	35	20	55	432.329
Obreros	37	67	104	2.121.407
TOTAL	**108**	**109**	**217**	**8.950.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	238.430.175
4.02	Materiales, suministros y mercancías	188.713.577
4.03	Servicios no personales	92.852.579
4.04	Activos reales	51.936.165
4.05	Activos financieros	37.419.183
4.07	Transferencias y donaciones	71.676.614
4.08	Otros gastos	9.150.407
	TOTAL	**690.178.700**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**681.028.293**
INGRESOS CORRIENTES ORDINARIOS	681.028.293
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	553.794.328
Venta de otros bienes y servicios	553.794.328
INGRESOS DE LA PROPIEDAD	12.991.965
Intereses	320.452
Intereses internos	320.452
Intereses por depósitos	320.452
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	12.671.513
Alquileres	12.671.513
TRANSFERENCIAS CORRIENTES	44.000.000
Transferencias corrientes del sector público	44.000.000
Transferencias corrientes internas recibidas del sector público	44.000.000
De la República	44.000.000
Ministerio del Poder Popular para la Defensa	44.000.000
- Recursos Ordinarios	44.000.000
OTROS INGRESOS	70.242.000
Otros ingresos ordinarios	70.242.000
1.2 GASTOS CORRIENTES	**600.823.352**
GASTOS DE CONSUMO	435.704.978
Remuneraciones	238.430.175
Sueldos, salarios y otras retribuciones	98.892.452
Beneficios y complementos de sueldos y salarios	47.521.222
Aportes patronales	10.917.279
Prestaciones sociales y otras indemnizaciones	24.986.811
Asistencia socioeconómica	56.112.411
Otros gastos de personal	

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	187.135.420
Bienes de consumo	95.271.817
Servicios no personales	91.863.603
Impuestos indirectos	988.976
Depreciación y amortización	9.150.407
TRANSFERENCIAS Y DONACIONES CORRIENTES	71.676.614
Al sector privado	8.950.000
Transferencias corrientes al sector privado	8.950.000
Directas a personas	8.950.000
Pensiones y otros beneficios asociados	2.553.736
Jubilaciones y otros beneficios asociados	6.396.264
Al sector público	62.726.614
Transferencias corrientes al sector público	62.726.614
A los entes descentralizados sin fines empresariales para sus gastos	62.726.614
OTROS GASTOS CORRIENTES	93.441.760
Otros gastos corrientes	93.441.760
Bienes y servicios para la venta	93.441.760
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**80.204.941**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**89.355.348**
RECURSOS PROPIOS DE CAPITAL	89.355.348
Ahorro en cuenta corriente	80.204.941
Incremento de la depreciación y amortización acumuladas	9.150.407
2.2 GASTOS DE CAPITAL	**51.936.165**
INVERSIÓN REAL DIRECTA	51.936.165
Formación bruta de capital fijo	51.936.165
Maquinaria, equipos y otros bienes muebles	45.076.437
Construcciones de bienes de dominio privado	6.859.728

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**37.419.183**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**37.419.183**
SUPERÁVIT FINANCIERO	37.419.183
3.2 APLICACIONES FINANCIERAS	**37.419.183**
INVERSIÓN FINANCIERA	37.419.183
Incremento de otros activos financieros	37.419.183
Incremento de disponibilidades	37.419.183
Incremento de bancos	37.419.183

A0044

Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)

INSTITUTO DE OFICIALES DE LAS FUERZAS ARMADAS EN SITUACIÓN DE RETIRO (IORFAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de Oficiales de la Fuerza Armada Nacional en Situación de Retiro, como organismo encargado de agrupar a todos los Oficiales que se encuentren o pasen a situación de retiro o cesen en sus funciones, tiene a su cargo, estimular su mutuo acercamiento y fortalecer los vínculos de fraternidad que deben existir entre los miembros de la Institución armada mediante todos los organismos del sector militar.

De igual manera, coordina y coopera elevándoles a una población afiliada de oficiales en Situación de Retiro, cónyuges y familiares previstos de conformidad con lo que establece la Ley de Seguridad Social de las Fuerzas Armadas Nacionales, la gestión de sus necesidades de asistencia inmediata dentro del área de Bienestar y Seguridad Social, abarcando todos los medios de Bienestar económico, social y cultural en acción conjunta con las políticas, planes y proyectos para el personal militar y familiares inmediatos, en concordancia a lo relativo a sus derechos, proporcionando y asegurando la mayor suma de felicidad posible, vale resaltar seguridad social en los casos más pobres que tienen necesidades no cubiertas (adultos y adultas mayores).

Para el Ejercicio Económico Financiero 2015, se estima atender la cantidad de 3.870 casos de atención de bienestar económico, social y cultural de la población de los Oficiales de la Fuerza Armada Nacional Bolivariana en Situación de Retiro.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**19.727.907**
INGRESOS CORRIENTES ORDINARIOS	19.727.907
INGRESOS NO TRIBUTARIOS	2.927.777
Ingresos por aportes y contribuciones a la seguridad social	2.927.777
INGRESOS DE LA PROPIEDAD	275.656
Intereses	137.656
Intereses internos	137.656
Intereses por préstamos	128.656
Intereses por depósitos	9.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	138.000
Alquileres de tierras y terrenos	138.000
TRANSFERENCIAS CORRIENTES	16.254.474
Transferencias corrientes del sector público	16.254.474
Transferencias corrientes internas recibidas del sector público	16.254.474
De la República	16.254.474
OTROS INGRESOS	270.000
Otros ingresos ordinarios	270.000
INGRESOS DE CAPITAL	**81.000**
RECURSOS PROPIOS DE CAPITAL	81.000
Incremento de la depreciación y amortización acumuladas	81.000
TOTAL RECURSOS	**19.808.907**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**19.261.564**
GASTOS DE CONSUMO	17.211.271
Remuneraciones	14.947.688
Sueldos, salarios y otras retribuciones	6.943.918
Beneficios y complementos de sueldos y salarios	2.779.152
Aportes patronales	602.169
Prestaciones sociales y otras indemnizaciones	1.553.636
Asistencia socioeconómica	3.068.813
Compra de bienes y servicios	2.054.885
Bienes de consumo	664.477
Servicios no personales	1.390.408
Impuestos indirectos	127.698
Depreciación y amortización	81.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.050.293
Al sector privado	2.050.293
Transferencias corrientes al sector privado	1.960.293
Directas a personas	1.257.627
Pensiones y otros beneficios asociados	592.204
Jubilaciones y otros beneficios asociados	665.423
Otras transferencias corrientes internas al sector privado	702.666
Donaciones corrientes al sector privado	90.000
Donaciones a personas	90.000
GASTOS DE CAPITAL	**200.000**
INVERSIÓN REAL DIRECTA	200.000
Formación bruta de capital fijo	200.000
Maquinaria, equipos y otros bienes muebles	200.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**347.343**
INVERSIÓN FINANCIERA	347.343
Incremento de otros activos financieros	347.343
Incremento de disponibilidades	347.343
Incremento de bancos	347.343
TOTAL GASTOS	**19.808.907**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125483	Ejecutar acciones de asistencia y Seguridad Social para garantizar el acercamiento de los afiliados y procurarles medios de Bienes Económicos, Sociales y Culturales	Caso			3.870	1.756.666				1.756.666
					TOTAL	**1.756.666**				**1.756.666**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.996.846			14.996.846
02	Gestión administrativa	1.797.767				1.797.767
03	Previsión y protección social		1.257.628			1.257.628
	TOTAL	**1.797.767**	**16.254.474**			**18.052.241**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**32**	**45**		**77**	**3.686.731**	**573.915**	**4.260.646**
Directivo	1	32		33	1.130.601	250.149	1.380.750
Profesional y Técnico	9	1		10	945.730	75.803	1.021.533
Personal Administrativo	14			14	563.300	106.123	669.423
Obrero	8	12		20	1.047.100	141.840	1.188.940
TOTAL	**32**	**45**		**77**	**3.686.731**	**573.915**	**4.260.646**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**4**	**3**	**7**	**665.423**
Empleados	3	2	5	549.738
Obreros	1	1	2	115.685
Pensionados	**3**	**3**	**6**	**592.204**
Empleados	1		1	139.415
Obreros	2	3	5	452.789
TOTAL	**7**	**6**	**13**	**1.257.627**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	14.947.688
4.02	Materiales, suministros y mercancías	664.477
4.03	Servicios no personales	1.518.106
4.04	Activos reales	200.000
4.05	Activos financieros	347.343
4.07	Transferencias y donaciones	2.050.293
4.08	Otros gastos	81.000
	TOTAL	**19.808.907**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**19.727.907**
INGRESOS CORRIENTES ORDINARIOS	19.727.907
INGRESOS NO TRIBUTARIOS	2.927.777
Ingresos por aportes y contribuciones a la seguridad social	2.927.777
INGRESOS DE LA PROPIEDAD	275.656
Intereses	137.656
Intereses internos	137.656
Intereses por préstamos	128.656
Intereses por depósitos	9.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	138.000
Alquileres de tierras y terrenos	138.000
TRANSFERENCIAS CORRIENTES	16.254.474
Transferencias corrientes del sector público	16.254.474
Transferencias corrientes internas recibidas del sector público	16.254.474
De la República	16.254.474
Ministerio del Poder Popular para la Defensa	16.254.474
Recursos Ordinarios	16.254.474
OTROS INGRESOS	270.000
Otros ingresos ordinarios	270.000
1.2 GASTOS CORRIENTES	**19.261.564**
GASTOS DE CONSUMO	17.211.271
Remuneraciones	14.947.688
Sueldos, salarios y otras retribuciones	6.943.918
Beneficios y complementos de sueldos y salarios	2.779.152
Aportes patronales	602.169
Prestaciones sociales y otras indemnizaciones	1.553.636

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Asistencia socioeconómica	3.068.813
Compra de bienes y servicios	2.054.885
Bienes de consumo	664.477
Servicios no personales	1.390.408
Impuestos indirectos	127.698
Depreciación y amortización	81.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.050.293
Al sector privado	2.050.293
Transferencias corrientes al sector privado	1.960.293
Directas a personas	1.257.627
Pensiones y otros beneficios asociados	592.204
Jubilaciones y otros beneficios asociados	665.423
Otras transferencias corrientes internas al sector privado	702.666
Donaciones corrientes al sector privado	90.000
Donaciones a personas	90.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**466.343**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**547.343**
RECURSOS PROPIOS DE CAPITAL	547.343
Ahorro en cuenta corriente	466.343
Incremento de la depreciación y amortización acumuladas	81.000
2.2 GASTOS DE CAPITAL	**200.000**
INVERSIÓN REAL DIRECTA	200.000
Formación bruta de capital fijo	200.000
Maquinaria, equipos y otros bienes muebles	200.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**347.343**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**347.343**
SUPERÁVIT FINANCIERO	347.343
3.2 APLICACIONES FINANCIERAS	**347.343**
INVERSIÓN FINANCIERA	347.343
Incremento de otros activos financieros	347.343
Incremento de disponibilidades	347.343
Incremento de bancos	347.343

A0050

Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS NACIONALES (IPSFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA), como ente encargado de prestar y garantizar el bienestar social de los afiliados y familiares inmediatos, fundamenta su política presupuestaria y financiera en los términos establecidos en la Ley Orgánica de Seguridad Social de la Fuerza Armada, y en lo establecido en la Gran Misión "Negro Primero", como política de Estado para desarrollar planes y programas que se concentran en dar respuesta, a las necesidades sociales del personal militar de reserva activa y civil de la Fuerza Armada Nacional Bolivariana.

Se estima para el ejercicio fiscal 2015 proseguir con la transformación del IPSFA, en un Instituto de Identidad Socialista en pro del interés social del personal militar y sus familiares, por lo tanto, la formulación de los diversos proyectos se enmarcan en promover la satisfacción equitativa de las necesidades sociales, y la distribución de los beneficios que ofrece este Ente rector para contribuir con la calidad de vida de cada afiliado, acorde con lo establecido en el marco constitucional.

Para el logro y consolidación de los objetivos plasmados en el Plan Operativo Anual, el Instituto seguirá construyendo una sociedad igualitaria y justa, fortaleciendo el sistema de prevención, protección y seguridad social al convertirse éste en el más poderoso instrumento para incrementar los niveles de bienestar socioeconómico del pueblo venezolano.

En este sentido, el IPSFA consideró la consecución de una serie de proyectos contemplados en la Ley de Seguridad Social destinados a la Administración de los recursos financieros de los Fondos de Pensiones, Prestaciones a cargo del Estado y Cuidado Integral de la Salud; proyectos para apoyar el desarrollo de los planes sociales establecidos por el Ejecutivo Nacional que promuevan el buen vivir del pueblo militar y sus familiares; y por último, los proyectos desarrollados para la prestación de bienes, servicios, carteras crediticias prestados en las diferentes sucursales IPSFA, a todo el personal militar y afiliado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**9.624.207.718**
INGRESOS CORRIENTES ORDINARIOS	9.624.207.718
INGRESOS NO TRIBUTARIOS	1.357.278.510
Ingresos por aportes y contribuciones a la seguridad social	1.357.278.510
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	949.256.655
Venta de otros bienes y servicios	949.256.655
INGRESOS DE LA PROPIEDAD	1.487.913.041
Intereses	169.683.186
Intereses internos	169.683.186
Intereses por préstamos	140.629.230
Intereses por depósitos	29.053.956
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	1.318.229.855
Alquileres	1.318.229.855
TRANSFERENCIAS CORRIENTES	5.753.298.009
Transferencias corrientes del sector público	5.753.298.009
Transferencias corrientes internas recibidas del sector público	5.753.298.009
De la República	5.753.298.009
OTROS INGRESOS	76.461.503
Otros ingresos ordinarios	76.461.503
INGRESOS DE CAPITAL	**485.104.392**
RECURSOS PROPIOS DE CAPITAL	14.296.511
Incremento de la depreciación y amortización acumuladas	14.296.511
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	470.807.881

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	29.594.143
Al sector privado	29.594.143
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	441.213.738
Al sector privado	441.213.738
FUENTES DE FINANCIAMIENTO	**628.238.395**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	547.125.305
Disminución de otros activos financieros	547.125.305
Disminución de disponibilidades	523.731.277
Disminución de bancos	523.731.277
Disminución de cuentas por cobrar a corto plazo	13.548.490
Disminución de cuentas comerciales por cobrar a corto plazo	181.794
Disminución de otras cuentas por cobrar a corto plazo	13.366.696
Disminución de fondos en avance, en anticipo y en fideicomiso	9.845.538
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	9.845.538
INCREMENTO DE PASIVOS	81.113.090
Incremento de otros pasivos	81.113.090
Incremento de fondos de terceros	81.113.090
Incremento de otros fondos de terceros	81.113.090
TOTAL RECURSOS	**10.737.550.505**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**8.355.664.179**
GASTOS DE CONSUMO	3.861.645.962
Remuneraciones	557.038.968
Sueldos, salarios y otras retribuciones	191.432.886
Beneficios y complementos de sueldos y salarios	108.983.941
Aportes patronales	26.206.620
Prestaciones sociales y otras indemnizaciones	59.670.678
Asistencia socioeconómica	167.214.843
Otros gastos de personal	3.530.000
Compra de bienes y servicios	3.080.633.763
Bienes de consumo	735.973.848
Servicios no personales	2.344.659.915
Impuestos indirectos	218.984.688
Depreciación y amortización	14.296.511
Variación de existencias	(9.307.968)
De materias primas y materiales y suministros	(9.307.968)
De materiales y suministros	(9.307.968)
GASTOS DE LA PROPIEDAD	459.000
Derechos sobre bienes intangibles	459.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.109.380.297
Al sector privado	3.918.625.263
Transferencias corrientes al sector privado	3.859.075.263
Directas a personas	3.541.272.380
Pensiones y otros beneficios asociados	3.482.949.202
Jubilaciones y otros beneficios asociados	58.323.178
Otras transferencias corrientes internas al sector privado	317.802.883
Donaciones corrientes al sector privado	59.550.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a personas	59.550.000
Al sector público	190.755.034
Transferencias corrientes al sector público	190.755.034
A los entes descentralizados sin fines empresariales para sus gastos	190.755.034
OTROS GASTOS CORRIENTES	384.178.920
Otros gastos corrientes	384.178.920
Bienes y servicios para la venta	325.287.896
Otras pérdidas	58.891.024
GASTOS DE CAPITAL	**1.605.974.952**
INVERSIÓN REAL DIRECTA	950.625.804
Formación bruta de capital fijo	936.898.836
Maquinaria, equipos y otros bienes muebles	253.400.162
Construcciones de bienes de dominio privado	683.498.674
Incremento de existencias	9.307.968
De materias primas y materiales y suministros	9.307.968
De materiales y suministros	9.307.968
Bienes intangibles	4.419.000
INVERSIÓN FINANCIERA	655.349.148
Aportes en acciones y participaciones de capital	5.000.000
Al sector público	5.000.000
A entes descentralizados sin fines empresariales	5.000.000
Concesión de préstamos a corto plazo	43.433.600
Al sector privado	43.433.600
Concesión de préstamos a largo plazo	606.915.548
Al sector privado	606.915.548

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**775.911.374**
INVERSIÓN FINANCIERA	737.254.693
Incremento de otros activos financieros	737.254.693
Incremento de disponibilidades	548.463.511
Incremento de inversiones temporales	548.463.511
Incremento de cuentas por cobrar a corto plazo	1.168.708
Incremento de otras cuentas por cobrar a corto plazo	1.168.708
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	185.419.736
Incremento de activos diferidos a corto plazo	185.419.736
Incremento de otros activos financieros	2.202.738
DISMINUCIÓN DE PASIVOS	38.656.681
Disminución de cuentas y efectos por pagar	38.656.681
Disminución de otras cuentas y efectos por pagar	38.656.681
Disminución de otras cuentas por pagar a corto plazo	38.656.681
TOTAL GASTOS	**10.737.550.505**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
125652	A00500080000	1era. Fase de Construcción de la Sede IPSFA, Puerto Cabello, comercio, oficinas y apartamentos	01/01/2015	30/06/2016		100.000.000		50.000.000	150.000.000
				TOTAL		100.000.000		50.000.000	150.000.000

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125424	Fondo de Pensiones del Personal Militar de la FANB	Pensión			650.136	698.343.714	3.460.328.236			4.158.671.950
125479	Fondo de Prestaciones Sociales del personal militar y familiares con derecho de la FANB	Caso			31.385	229.368	2.908.184			3.137.552
125495	Fondo del Cuidado Integral de la Salud del personal militar de la FANB y familiares con derecho	Persona	167.034	639.891	806.925	897.191.095	2.124.999.391			3.022.190.486
125549	Gestión Integral del Sistema de Seguridad Social de la FANB	Persona	305.130	1.183.307	1.488.437	154.294.221	43.052.957			197.347.178
125579	Plan de Arrendamiento y Venta de Productos	Actividad			742.524	858.621.550			5.601	858.627.151
125611	Operaciones de Préstamos Varios	Caso			25.714	686.452.895			81.107.489	767.560.384
125627	Construcción, mejoras e instalaciones del Centro Comercial Los Próceres Caracas	Actividad			4	78.400.000				78.400.000
125636	Construcción, mejoras e instalaciones del Edificio Sede IPSFA Caracas.	Actividad			4	76.160.000				76.160.000
125652	1era. Fase de Construcción de la Sede IPSFA, Puerto Cabello, comercio, oficinas y apartamentos	Metro cuadrado			6.447	100.000.000				100.000.000
					TOTAL	**3.549.692.843**	**5.631.288.768**		**81.113.090**	**9.262.094.701**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	167.623.328	122.009.241			289.632.569
02	Gestión administrativa	1.104.879.091				1.104.879.091
03	Previsión y protección social	80.944.144				80.944.144
	TOTAL	1.353.446.563	122.009.241			1.475.455.804

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**625**	**343**	**335**	**1.303**	**71.194.923**	**21.827.718**	**93.022.641**
Profesional y Técnico	246	49	131	426	23.455.147	6.930.087	30.385.234
Personal Administrativo	255	58	128	441	24.412.500	7.212.948	31.625.448
Personal Médico	1	2	3	6	248.184		248.184
Obrero	123	234	73	430	23.079.092	7.684.683	30.763.775
Personal Contratado	**256**	**179**		**435**	**24.453.391**		**24.453.391**
Profesional y Técnico	47	38		85	4.134.057		4.134.057
Personal Administrativo	171	9		180	10.308.258		10.308.258
Obrero	38	132		170	10.011.076		10.011.076
TOTAL	**881**	**522**	**335**	**1.738**	**95.648.314**	**21.827.718**	**117.476.032**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**258**	**124**	**382**	**58.323.178**
Empleados	205	62	267	40.765.154
Obreros	53	62	115	17.558.024
Pensionados	**4.984**	**49.342**	**54.326**	**3.482.949.202**
Empleados	72	21	93	14.214.526
Militares	4.876	49.302	54.178	3.460.328.236
Obreros	36	19	55	8.406.440
TOTAL	**5.242**	**49.466**	**54.708**	**3.541.272.380**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	557.038.968
4.02	Materiales, suministros y mercancías	1.061.261.744
4.03	Servicios no personales	2.564.103.603
4.04	Activos reales	941.317.836
4.05	Activos financieros	1.392.603.841
4.07	Transferencias y donaciones	4.109.380.297
4.08	Otros gastos	73.187.535
4.11	Disminución de pasivos	38.656.681
	TOTAL	**10.737.550.505**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**9.624.207.718**
INGRESOS CORRIENTES ORDINARIOS	9.624.207.718
INGRESOS NO TRIBUTARIOS	1.357.278.510
Ingresos por aportes y contribuciones a la seguridad social	1.357.278.510
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	949.256.655
Venta de otros bienes y servicios	949.256.655
INGRESOS DE LA PROPIEDAD	1.487.913.041
Intereses	169.683.186
Intereses internos	169.683.186
Intereses por préstamos	140.629.230
Intereses por depósitos	29.053.956
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	1.318.229.855
Alquileres	1.318.229.855
TRANSFERENCIAS CORRIENTES	5.753.298.009
Transferencias corrientes del sector público	5.753.298.009
Transferencias corrientes internas recibidas del sector público	5.753.298.009
De la República	5.753.298.009
Ministerio del Poder Popular para la Defensa	5.753.298.009
- Recursos Ordinarios	5.753.298.009
OTROS INGRESOS	76.461.503
Otros ingresos ordinarios	76.461.503
1.2 GASTOS CORRIENTES	**8.355.664.179**
GASTOS DE CONSUMO	3.861.645.962
Remuneraciones	557.038.968
Sueldos, salarios y otras retribuciones	191.432.886

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Beneficios y complementos de sueldos y salarios	108.983.941
Aportes patronales	26.206.620
Prestaciones sociales y otras indemnizaciones	59.670.678
Asistencia socioeconómica	167.214.843
Otros gastos de personal	3.530.000
Compra de bienes y servicios	3.080.633.763
Bienes de consumo	735.973.848
Servicios no personales	2.344.659.915
Impuestos indirectos	218.984.688
Depreciación y amortización	14.296.511
Variación de existencias	(9.307.968)
De materias primas y materiales y suministros	(9.307.968)
De materiales y suministros	(9.307.968)
GASTOS DE LA PROPIEDAD	459.000
Derechos sobre bienes intangibles	459.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.109.380.297
Al sector privado	3.918.625.263
Transferencias corrientes al sector privado	3.859.075.263
Directas a personas	3.541.272.380
Pensiones y otros beneficios asociados	3.482.949.202
Jubilaciones y otros beneficios asociados	58.323.178
Otras transferencias corrientes internas al sector privado	317.802.883
Donaciones corrientes al sector privado	59.550.000
Donaciones a personas	59.550.000
Al sector público	190.755.034
Transferencias corrientes al sector público	190.755.034
A los entes descentralizados sin fines empresariales para sus gastos	190.755.034

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	384.178.920
Otros gastos corrientes	384.178.920
Bienes y servicios para la venta	325.287.896
Otras pérdidas	58.891.024
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.268.543.539**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.753.647.931**
RECURSOS PROPIOS DE CAPITAL	1.282.840.050
Ahorro en cuenta corriente	1.268.543.539
Incremento de la depreciación y amortización acumuladas	14.296.511
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	470.807.881
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	29.594.143
Al sector privado	29.594.143
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	441.213.738
Al sector privado	441.213.738
2.2 GASTOS DE CAPITAL	**1.605.974.952**
INVERSIÓN REAL DIRECTA	950.625.804
Formación bruta de capital fijo	936.898.836
Maquinaria, equipos y otros bienes muebles	253.400.162
Construcciones de bienes de dominio privado	683.498.674
Incremento de existencias	9.307.968
De materias primas y materiales y suministros	9.307.968
De materiales y suministros	9.307.968
Bienes intangibles	4.419.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
INVERSIÓN FINANCIERA	655.349.148
Aportes en acciones y participaciones de capital	5.000.000
Al sector público	5.000.000
A entes descentralizados sin fines empresariales	5.000.000
Concesión de préstamos a corto plazo	43.433.600
Al sector privado	43.433.600
Concesión de préstamos a largo plazo	606.915.548
Al sector privado	606.915.548
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**147.672.979**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**775.911.374**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	547.125.305
Disminución de otros activos financieros	547.125.305
Disminución de disponibilidades	523.731.277
Disminución de bancos	523.731.277
Disminución de cuentas por cobrar a corto plazo	13.548.490
Disminución de cuentas comerciales por cobrar a corto plazo	181.794
Disminución de otras cuentas por cobrar a corto plazo	13.366.696
Disminución de fondos en avance, en anticipo y en fideicomiso	9.845.538
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	9.845.538
INCREMENTO DE PASIVOS	81.113.090
Incremento de otros pasivos	81.113.090
Incremento de fondos de terceros	81.113.090
Incremento de otros fondos de terceros	81.113.090
SUPERÁVIT FINANCIERO	147.672.979

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**775.911.374**
INVERSIÓN FINANCIERA	737.254.693
Incremento de otros activos financieros	737.254.693
Incremento de disponibilidades	548.463.511
Incremento de inversiones temporales	548.463.511
Incremento de cuentas por cobrar a corto plazo	1.168.708
Incremento de otras cuentas por cobrar a corto plazo	1.168.708
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	185.419.736
Incremento de activos diferidos a corto plazo	185.419.736
Incremento de otros activos financieros	2.202.738
DISMINUCIÓN DE PASIVOS	38.656.681
Disminución de cuentas y efectos por pagar	38.656.681
Disminución de otras cuentas y efectos por pagar	38.656.681
Disminución de otras cuentas por pagar a corto plazo	38.656.681

A0065

Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

OFICINA COORDINADORA DE LA PRESTACIÓN DE LOS SERVICIOS EDUCATIVOS DEL MINISTERIO DE LA DEFENSA (OCPSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ministerio del Poder Popular para la Defensa (MPPD), por tener bajo su dependencia a más de mil (1000) trabajadores, está en la obligación de tener Centros Educacionales y Centros de Educación Inicial con sala de lactancia según lo establece la Ley Orgánica del Trabajo.

Por otro lado, el sistema educativo Venezolano en pro de garantizar una educación de calidad, contempla los Programas de Alimentación Escolar (PAE), a través del cual se suministra los insumos para garantizar la seguridad alimentaria de los niños, niñas y adolescentes en los centros educativos bajo este contexto, la OCPSE continuará desarrollando su misión de apoyar financieramente a los centro educativo bajo la dependencia del Ministerio del Poder Popular para la Defensa, con los recursos provenientes de las transferencias del sector público con el objetivo de cubrir los gastos operativos para la prestación del servicio educativo.

En este sentido, el Ministerio del Poder Popular para la Defensa tiene bajo su responsabilidad núcleos educativos que no cuentan con recursos propios ni aportes institucionales para sufragar los gastos por este concepto, correspondiéndole sufragar el costo de mantenimiento y alimentación. Específicamente el Viceministerio de Educación bajo sus políticas educativas contempla la cooperación en los institutos de educación básica, media y diversificada a los fines de garantizar una educación de calidad y gratuita, en donde la OCPSE juega un papel importante en el apoyo a dichos núcleos.

Tomando en consideración lo antes expuesto, el Instituto tiene como objetivos dar cumplimiento a la ley en materia educativa y laboral, además de garantizar la seguridad alimentaria de los niños y niñas de los referidos centros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.420.000**
INGRESOS CORRIENTES ORDINARIO	5.420.000
TRANSFERENCIAS CORRIENTES	5.420.000
Transferencias corrientes del sector público	5.420.000
Transferencias corrientes internas recibidas del sector público	5.420.000
De la República	5.420.000
TOTAL RECURSOS	**5.420.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**5.420.000**
GASTOS DE CONSUMO	3.634.286
Compra de bienes y servicios	3.071.241
Bienes de consumo	2.840.221
Servicios no personales	231.020
Impuestos indirectos	563.045
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.785.714
Al sector público	1.785.714
Donaciones corrientes al sector público	1.785.714
A la República	1.785.714
TOTAL GASTOS	**5.420.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125491	Apoyo logístico a los Centros Educativos en los niveles Inicial, Básico y Medio adscritos al Ministerio del Poder Popular para la Defensa.	Actividad			31.737		5.420.000			5.420.000
					TOTAL		**5.420.000**			**5.420.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.02	Materiales, suministros y mercancías	2.840.221
4.03	Servicios no personales	794.065
4.07	Transferencias y donaciones	1.785.714
	TOTAL	**5.420.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.420.000**
INGRESOS CORRIENTES ORDINARIO	5.420.000
TRANSFERENCIAS CORRIENTES	5.420.000
Transferencias corrientes del sector público	5.420.000
Transferencias corrientes internas recibidas del sector público	5.420.000
De la República	5.420.000
Ministerio del Poder Popular para la Defensa	5.420.000
Recursos Ordinarios	5.420.000
1.2 GASTOS CORRIENTES	**5.420.000**
GASTOS DE CONSUMO	3.634.286
Compra de bienes y servicios	3.071.241
Bienes de consumo	2.840.221
Servicios no personales	231.020
Impuestos indirectos	563.045
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.785.714
Al sector público	1.785.714
Donaciones corrientes al sector público	1.785.714
A la República	1.785.714
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	

A0066

Servicio Autónomo de Salud de la Fuerza Armada Nacional (SASFAN)

SERVICIO AUTÓNOMO DE SALUD DE LA FUERZA ARMADA NACIONAL (SASFAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo de Salud de la Fuerza Armada Nacional, (SASFAN), será financiado exclusivamente con los fondos generados por los hospitales militares y dependencias sanitarias adscritas a la Dirección General de Salud de la Fuerza Armada Nacional Bolivariana, obtenidos por el canon de arrendamiento de los locales comerciales, exámenes físicos y psiquiátricos, tramitación del porte de armas u otros servicios médicos que funcionen dentro de las instalaciones de los centros médicos hospitalarios.

De igual forma, con los recursos provenientes del Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA), por concepto del cuidado integral de la salud (6,5%), que serán dirigidos a la adquisición de productos farmacéuticos, materiales médicos quirúrgicos y adquisición y reparaciones de equipos médicos quirúrgicos, en beneficio de la red de salud adscrita a la Dirección General de Salud.

El SASFAN garantizará que los ingresos generados, sean reintegrados equitativamente a los centros adscritos dependientes de la Dirección General de Salud de la Fuerza Armada Nacional Bolivariana, con acciones tendentes a mejorar la prestación de los servicios y asistencia médica a través de su presupuesto, en pro del sector salud del Ministerio del Poder Popular para la Defensa.

Los gastos realizados por el servicio desconcentrado, se efectuarán de acuerdo a las necesidades prioritarias que planteen los hospitales y dependencias adscritas, relacionadas con el apoyo de materiales y equipos médicos quirúrgicos requeridos para el adecuado funcionamiento de la red de salud de la Fuerza Armada Nacional Bolivariana, cancelar en centros médicos privados, exámenes de laboratorio, rayos X, estudios especiales a pacientes hospitalizados (personal militar, afiliado y civil). Asimismo, contribuirá con aquellos pacientes que requieran material médico quirúrgico, prótesis, material ortopédico, así como exámenes especializados. Paralelamente apoya el mejoramiento de la capacidad de las instalaciones de infraestructura hospitalaria militar.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**124.751.676**
INGRESOS CORRIENTES ORDINARIOS	124.751.676
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	14.640.000
Venta de otros bienes y servicios	14.640.000
INGRESOS DE LA PROPIEDAD	2.416.716
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	2.416.716
Alquileres	2.416.716
TRANSFERENCIAS CORRIENTES	107.694.960
Transferencias corrientes del sector público	107.694.960
Transferencias corrientes internas recibidas del sector público	107.694.960
De las instituciones de protección social	107.694.960
INGRESOS DE CAPITAL	**3.804**
RECURSOS PROPIOS DE CAPITAL	3.804
Incremento de la depreciación y amortización acumuladas	3.804
TOTAL RECURSOS	**124.755.480**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**124.755.480**
GASTOS DE CONSUMO	72.835.248
Remuneraciones	88.392
Asistencia socioeconómica	88.392
Compra de bienes y servicios	62.069.569
Bienes de consumo	15.732.693
Servicios no personales	46.336.876
Impuestos indirectos	10.673.483
Depreciación y amortización	3.804
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.920.232
Al sector público	51.920.232
Donaciones corrientes al sector público	51.920.232
A la República	51.920.232
TOTAL GASTOS	**124.755.480**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126012	Administración de los fondos destinados al cuidado integral de salud.	Adquisición			26	16.120.848			107.694.960	123.815.808
					TOTAL	**16.120.848**			**107.694.960**	**123.815.808**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	88.392				88.392
02	Gestión administrativa	851.280				851.280
	TOTAL	**939.672**				**939.672**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	88.392
4.02	Materiales, suministros y mercancías	15.732.693
4.03	Servicios no personales	57.010.359
4.07	Transferencias y donaciones	51.920.232
4.08	Otros gastos	3.804
	TOTAL	**124.755.480**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**124.751.676**
INGRESOS CORRIENTES ORDINARIOS	124.751.676
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	14.640.000
Venta de otros bienes y servicios	14.640.000
INGRESOS DE LA PROPIEDAD	2.416.716
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	2.416.716
Alquileres	2.416.716
TRANSFERENCIAS CORRIENTES	107.694.960
Transferencias corrientes del sector público	107.694.960
Transferencias corrientes internas recibidas del sector público	107.694.960
De las instituciones de protección social	107.694.960
1.2 GASTOS CORRIENTES	**124.755.480**
GASTOS DE CONSUMO	72.835.248
Remuneraciones	88.392
Asistencia socioeconómica	88.392
Compra de bienes y servicios	62.069.569
Bienes de consumo	15.732.693
Servicios no personales	46.336.876
Impuestos indirectos	10.673.483
Depreciación y amortización	3.804
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.920.232
Al sector público	51.920.232
Donaciones corrientes al sector público	51.920.232
A la República	51.920.232
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.804)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
RECURSOS PROPIOS DE CAPITAL	**0**
Desahorro en cuenta corriente	(3.804)
Incremento de la depreciación y amortización acumuladas	3.804
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0100

Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)

UNIDAD NAVAL COORDINADORA DE LOS SERVICIOS DE CARENADO, REPARACIONES DE CASCO, REPARACIONES Y MANTENIMIENTO DE EQUIPOS Y SISTEMAS DE LOS BUQUES (UCOCAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Cumpliendo con las directrices emanadas de las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019"; así como las políticas establecidas por la Comisión Central de Planificación y los lineamientos emanados del Ministerio del Poder Popular para la Defensa, este Servicio Desconcentrado establece para el ejercicio fiscal 2015, continuar con el desarrollo integral de la construcción, reparación y mantenimiento de buques de pequeño y mediano porte, con fines oficiales o comerciales, optimizando continuamente los niveles de calidad y productividad y a su vez generando recursos financieros para la autogestión de la Fuerza Armada Nacional Bolivariana, contribuyendo con el desarrollo de la Industria Naval Venezolana".

Ucocar para el año 2015, prevé realizar la construcción y mantenimiento a noventa y seis (96) embarcaciones de entes públicos y privados, de las cuales quince (15) serán construidas y a cincuenta (50) se le realizará mantenimiento preventivo. Asimismo, efectuará mantenimiento a treinta y un (31) buques pertenecientes a la Armada Bolivariana, para lo cual, en el primer caso, cobrará de manera coherente por los servicios prestados, a fin de mantener la posibilidad y sostenibilidad del Servicio Desconcentrado, y en el segundo, se recibirá una transferencia de recursos por parte del Ejecutivo Nacional a través del Ministerio del Poder Popular para la Defensa.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**935.480.331**
INGRESOS CORRIENTES ORDINARIOS	935.480.331
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	764.885.558
Venta de otros bienes y servicios	764.885.558
INGRESOS DE LA PROPIEDAD	8.000
Intereses	8.000
Intereses internos	8.000
Intereses por depósitos	8.000
TRANSFERENCIAS CORRIENTES	170.586.773
Transferencias corrientes del sector público	170.586.773
Transferencias corrientes internas recibidas del sector público	170.586.773
De la República	170.586.773
INGRESOS DE CAPITAL	**1.815.000**
RECURSOS PROPIOS DE CAPITAL	1.815.000
Incremento de la depreciación y amortización acumuladas	1.815.000
FUENTES DE FINANCIAMIENTO	**13.906.205**
INCREMENTO DE PASIVOS	13.906.205
Incremento de cuentas y efectos por pagar	6.025.680
Incremento de cuentas y efectos por pagar a corto plazo	6.025.680
Incremento cuentas por pagar a proveedores a corto plazo	6.025.680
Incremento de otros pasivos	7.880.525
Incremento de fondos de terceros	4.000.000
Incremento de depósitos recibidos en garantía	4.000.000
Incremento de otros pasivos a corto plazo	3.880.525
TOTAL RECURSOS	**951.201.536**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**917.707.512**
GASTOS DE CONSUMO	913.264.308
Remuneraciones	47.947.434
Sueldos, salarios y otras retribuciones	19.721.701
Beneficios y complementos de sueldos y salarios	11.851.736
Aportes patronales	2.177.143
Prestaciones sociales y otras indemnizaciones	3.913.485
Asistencia socioeconómica	9.030.369
Otros gastos de personal	1.253.000
Compra de bienes y servicios	766.571.482
Bienes de consumo	176.258.723
Servicios no personales	590.312.759
Impuestos indirectos	96.890.392
Depreciación y amortización	1.815.000
GASTOS DE LA PROPIEDAD	40.000
Derechos sobre bienes intangibles	40.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.443.204
Al sector público	4.443.204
Transferencias corrientes al sector público	4.443.204
A los entes descentralizados sin fines empresariales para sus gastos	4.443.204
GASTOS DE CAPITAL	**10.000.000**
INVERSIÓN REAL DIRECTA	10.000.000
Formación bruta de capital fijo	9.480.000
Maquinaria, equipos y otros bienes muebles	8.280.000
Construcciones de bienes de dominio privado	1.200.000
Bienes intangibles	520.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**23.494.024**
INVERSIÓN FINANCIERA	23.494.024
Incremento de otros activos financieros	23.494.024
Incremento de disponibilidades	17.772.819
Incremento de caja	17.772.819
Incremento de cuentas por cobrar a corto plazo	2.951.293
Incremento de cuentas comerciales por cobrar a corto plazo	2.951.293
Incremento de otros activos financieros circulantes	2.769.912
TOTAL GASTOS	**951.201.536**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125649	Construcción, Mantenimiento y Reparación Navales.	Buque			65	682.933.534				682.933.534
125656	Mantenimiento de Buque de la Armada Bolivariana	Buque			31		170.586.773			170.586.773
					TOTAL	682.933.534	170.586.773			853.520.307

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	14.929.000				14.929.000
02	Gestión administrativa	68.846.024			13.906.205	82.752.229
	TOTAL	83.775.024			13.906.205	97.681.229

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**9**		**31**	**6.717.991**	**984.000**	**7.701.991**
Profesional y Técnico	20	1		21	2.237.991	384.000	2.621.991
Obrero	2	8		10	4.480.000	600.000	5.080.000
Personal Contratado	**5**	**60**		**65**	**6.720.000**		**6.720.000**
Profesional y Técnico	5	60		65	6.720.000		6.720.000
TOTAL	**27**	**69**		**96**	**13.437.991**	**984.000**	**14.421.991**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	47.947.434
4.02	Materiales, suministros y mercancías	176.258.723
4.03	Servicios no personales	687.243.151
4.04	Activos reales	10.000.000
4.05	Activos financieros	23.494.024
4.07	Transferencias y donaciones	4.443.204
4.08	Otros gastos	1.815.000
	TOTAL	**951.201.536**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**935.480.331**
INGRESOS CORRIENTES ORDINARIOS	935.480.331
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	764.885.558
Venta de otros bienes y servicios	764.885.558
INGRESOS DE LA PROPIEDAD	8.000
Intereses	8.000
Intereses internos	8.000
Intereses por depósitos	8.000
TRANSFERENCIAS CORRIENTES	170.586.773
Transferencias corrientes del sector público	170.586.773
Transferencias corrientes internas recibidas del sector público	170.586.773
De la República	170.586.773
Ministerio del Poder Popular para la Defensa	170.586.773
- Recursos Ordinarios	170.586.773
1.2 GASTOS CORRIENTES	**917.707.512**
GASTOS DE CONSUMO	913.264.308
Remuneraciones	47.947.434
Sueldos, salarios y otras retribuciones	19.721.701
Beneficios y complementos de sueldos y salarios	11.851.736
Aportes patronales	2.177.143
Prestaciones sociales y otras indemnizaciones	3.913.485
Asistencia socioeconómica	9.030.369
Otros gastos de personal	1.253.000
Compra de bienes y servicios	766.571.482
Bienes de consumo	176.258.723
Servicios no personales	590.312.759

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Impuestos indirectos	96.890.392
Depreciación y amortización	1.815.000
GASTOS DE LA PROPIEDAD	40.000
Derechos sobre bienes intangibles	40.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.443.204
Al sector público	4.443.204
Transferencias corrientes al sector público	4.443.204
A los entes descentralizados sin fines empresariales para sus gastos	4.443.204
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**17.772.819**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**19.587.819**
RECURSOS PROPIOS DE CAPITAL	19.587.819
Ahorro en cuenta corriente	17.772.819
Venta y/o desincorporación de activos fijos	
Incremento de la depreciación y amortización acumuladas	1.815.000
2.2 GASTOS DE CAPITAL	**10.000.000**
INVERSIÓN REAL DIRECTA	10.000.000
Formación bruta de capital fijo	9.480.000
Maquinaria, equipos y otros bienes muebles	8.280.000
Construcciones de bienes de dominio privado	1.200.000
Bienes intangibles	520.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**9.587.819**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**23.494.024**
INCREMENTO DE PASIVOS	13.906.205
Incremento de cuentas y efectos por pagar	6.025.680

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de cuentas y efectos por pagar a corto plazo	6.025.680
Incremento cuentas por pagar a proveedores a corto plazo	6.025.680
Incremento de otros pasivos	7.880.525
Incremento de fondos de terceros	4.000.000
Incremento de depósitos recibidos en garantía	4.000.000
Incremento de otros pasivos a corto plazo	3.880.525
SUPERÁVIT FINANCIERO	9.587.819
3.2 APLICACIONES FINANCIERAS	**23.494.024**
INVERSIÓN FINANCIERA	23.494.024
Incremento de otros activos financieros	23.494.024
Incremento de disponibilidades	17.772.819
Incremento de caja	17.772.819
Incremento de cuentas por cobrar a corto plazo	2.951.293
Incremento de cuentas comerciales por cobrar a corto plazo	2.951.293
Incremento de otros activos financieros circulantes	2.769.912

A0126

Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO-ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo Autónomo de Inversiones y Previsión Socio – Económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA), continúa con el cumplimiento de lo establecido en su objeto de creación, el cual consiste en brindar bienestar social al personal de empleado y obrero que labora para la Fuerza Armada Nacional Bolivariana (Fanb) y sus familiares inmediatos. De igual forma, tiene como objetivo proseguir con las actividades de administrar las inversiones y colocaciones, que permita la obtención de los recursos necesarios para el logro de sus objetivos.

Las áreas de atención se dirigen primordialmente a:

- Cubrir los servicios de Bienestar Social orientados al personal civil que trabaja para la Fuerza Armada Nacional Bolivariana y sus familiares inmediatos.
- Ampliar la cobertura de los servicios que se atienden, acorde a la misión establecida por la superioridad.
- Atender a los hijos de empleados y obreros en la edad pre-escolar (de 2 1/2 a 6 años), los cuales recibirán atención pedagógica y odontológica, psicológica, servicio de comedor y recreación dirigida.
- Prestar asesoramiento jurídico gratuito al personal civil que labora para Fanb.
- Otorgar préstamos y créditos al personal de afiliados para atender soluciones de problemas socio – económicos.
- Racionalizar los gastos corrientes necesarios para el funcionamiento de la Asociación, sin sacrificar los niveles de eficiencia de los servicios que se prestan al personal de usuarios legales.

Todo esto se llevará a efecto con los recursos fiscales que son asignados por el Ministerio del Poder Popular para la Defensa y los recursos propios generados por las operaciones de FONDOEFA y con la racionalización de las erogaciones para la operatividad, sin renunciar a los niveles de eficiencia en la atención a sus afiliados.

Es importante señalar que el Ministerio del Poder Popular para la Defensa por intermedio del Presidente del Fondo Autónomo de Inversiones y Previsión Socio – Económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales, informó que para el Ejercicio Económico Financiero 2015, la acción centralizada Previsión y Protección Social fue retirada de la estructura en razón que la institución se percató que sus empleados y obreros no tienen estatus de empleados públicos, es decir se rigen por la Ley Orgánica del Trabajo, los Trabajadores y Trabajadoras, como lo establecen los estatutos de FONDOEFA, y por ende se estaba cometiendo un error al otorgarle el beneficio de jubilación o pensión según fuera el caso.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**63.342.312**
INGRESOS CORRIENTES ORDINARIOS	63.342.312
INGRESOS DE OPERACIÓN	49.256.119
Otros ingresos de operación	49.256.119
INGRESOS DE LA PROPIEDAD	2.480.000
Intereses	2.480.000
Intereses internos	2.480.000
Intereses por préstamos	1.940.000
Intereses por depósitos	540.000
TRANSFERENCIAS CORRIENTES	11.606.193
Transferencias corrientes del sector público	11.606.193
Transferencias corrientes internas recibidas del sector público	11.606.193
De la República	11.606.193
INGRESOS DE CAPITAL	**11.715.000**
RECURSOS PROPIOS DE CAPITAL	1.500.000
Incremento de la depreciación y amortización acumuladas	1.500.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.215.000
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	7.220.000
Al sector privado	7.220.000
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	2.995.000
Al sector privado	2.995.000
FUENTES DE FINANCIAMIENTO	**18.100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.500.000
Disminución de otros activos financieros	5.500.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de fondos en avance, en anticipo y en fideicomiso	5.500.000
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	5.500.000
INCREMENTO DE PASIVOS	12.600.000
Incremento de otros pasivos	12.600.000
Incremento de fondos de terceros	12.600.000
Incremento de otros fondos de terceros	12.600.000
TOTAL RECURSOS	**93.157.312**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**62.451.105**
GASTOS DE CONSUMO	17.551.780
Remuneraciones	11.159.796
Sueldos, salarios y otras retribuciones	6.702.106
Beneficios y complementos de sueldos y salarios	1.940.554
Aportes patronales	733.812
Prestaciones sociales y otras indemnizaciones	1.493.349
Asistencia socioeconómica	289.975
Compra de bienes y servicios	4.267.984
Bienes de consumo	2.341.492
Servicios no personales	1.926.492
Impuestos indirectos	624.000
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	262.025
Al sector privado	262.025
Transferencias corrientes al sector privado	262.025
Otras transferencias corrientes internas al sector privado	262.025
OTROS GASTOS CORRIENTES	44.637.300
Otros gastos corrientes	44.637.300
Bienes y servicios para la venta	39.000.000
Otras pérdidas	5.637.300
GASTOS DE CAPITAL	**11.863.568**
INVERSIÓN REAL DIRECTA	1.060.490
Formación bruta de capital fijo	693.994
Maquinaria, equipos y otros bienes muebles	561.066
Construcciones de bienes de dominio privado	132.928
Bienes intangibles	366.496

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INVERSIÓN FINANCIERA	10.803.078
Concesión de préstamos a corto plazo	7.523.346
Al sector privado	7.523.346
Concesión de préstamos a largo plazo	3.279.732
Al sector privado	3.279.732
APLICACIONES FINANCIERAS	**18.842.639**
INVERSIÓN FINANCIERA	13.670.802
Incremento de otros activos financieros	13.670.802
Incremento de disponibilidades	13.670.802
Incremento de bancos	13.670.802
DISMINUCIÓN DE PASIVOS	5.171.837
Disminución de cuentas y efectos por pagar	5.171.837
Disminución de cuentas y efectos por pagar a corto plazo	71.837
Disminución de aportes patronales y retenciones laborales por pagar	71.837
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	71.837
Disminución de otras cuentas y efectos por pagar	5.100.000
Disminución de otras cuentas por pagar a corto plazo	5.100.000
TOTAL GASTOS	**93.157.312**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125610	Apoyo socio económico al personal civil afiliado al fondo	Servicio			20.000	66.847.024	11.159.796		12.600.000	90.606.820
					TOTAL	**66.847.024**	**11.159.796**		**12.600.000**	**90.606.820**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	2.104.095	446.397			2.550.492
	TOTAL	**2.104.095**	**446.397**			**2.550.492**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**72**	**24**		**96**	**3.635.020**		**3.635.020**
Directivo		1		1	60.000		60.000
Profesional y Técnico	13	7		20	865.252		865.252
Personal Administrativo	39	5		44	1.520.061		1.520.061
Obrero	20	11		31	1.189.707		1.189.707
Personal Contratado	**10**			**10**	**773.002**		**773.002**
Profesional y Técnico	1			1	105.000		105.000
Personal Administrativo	3			3	472.702		472.702
Obrero	6			6	195.300		195.300
TOTAL	**82**	**24**		**106**	**4.408.022**		**4.408.022**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	11.159.796
4.02	Materiales, suministros y mercancías	41.341.492
4.03	Servicios no personales	2.550.492
4.04	Activos reales	1.060.490
4.05	Activos financieros	24.473.880
4.07	Transferencias y donaciones	262.025
4.08	Otros gastos	7.137.300
4.11	Disminución de pasivos	5.171.837
	TOTAL	**93.157.312**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**63.342.312**
INGRESOS CORRIENTES ORDINARIOS	63.342.312
INGRESOS DE OPERACIÓN	49.256.119
Otros ingresos de operación	49.256.119
INGRESOS DE LA PROPIEDAD	2.480.000
Intereses	2.480.000
Intereses internos	2.480.000
Intereses por préstamos	1.940.000
Intereses por depósitos	540.000
TRANSFERENCIAS CORRIENTES	11.606.193
Transferencias corrientes del sector público	11.606.193
Transferencias corrientes internas recibidas del sector público	11.606.193
De la República	11.606.193
Ministerio del Poder Popular para la Defensa	11.606.193
Recursos Ordinarios	11.606.193
1.2 GASTOS CORRIENTES	**62.451.105**
GASTOS DE CONSUMO	17.551.780
Remuneraciones	11.159.796
Sueldos, salarios y otras retribuciones	6.702.106
Beneficios y complementos de sueldos y salarios	1.940.554
Aportes patronales	733.812
Prestaciones sociales y otras indemnizaciones	1.493.349
Asistencia socioeconómica	289.975
Compra de bienes y servicios	4.267.984
Bienes de consumo	2.341.492
Servicios no personales	1.926.492
Impuestos indirectos	624.000
Depreciación y amortización	1.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	262.025
Al sector privado	262.025
Transferencias corrientes al sector privado	262.025
Otras transferencias corrientes internas al sector privado	262.025
OTROS GASTOS CORRIENTES	44.637.300
Otros gastos corrientes	44.637.300
Bienes y servicios para la venta	39.000.000
Otras pérdidas	5.637.300
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**891.207**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**12.606.207**
RECURSOS PROPIOS DE CAPITAL	2.391.207
Ahorro en cuenta corriente	891.207
Incremento de la depreciación y amortización acumuladas	1.500.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.215.000
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	7.220.000
Al sector privado	7.220.000
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	2.995.000
Al sector privado	2.995.000
2.2 GASTOS DE CAPITAL	**11.863.568**
INVERSIÓN REAL DIRECTA	1.060.490
Formación bruta de capital fijo	693.994
Maquinaria, equipos y otros bienes muebles	561.066
Construcciones de bienes de dominio privado	132.928
Bienes intangibles	366.496
INVERSIÓN FINANCIERA	10.803.078
Concesión de préstamos a corto plazo	7.523.346

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector privado	7.523.346
Concesión de préstamos a largo plazo	3.279.732
Al sector privado	3.279.732
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**742.639**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**18.842.639**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.500.000
Disminución de otros activos financieros	5.500.000
Disminución de fondos en avance, en anticipo y en fideicomiso	5.500.000
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	5.500.000
INCREMENTO DE PASIVOS	12.600.000
Incremento de otros pasivos	12.600.000
Incremento de fondos de terceros	12.600.000
Incremento de otros fondos de terceros	12.600.000
SUPERÁVIT FINANCIERO	742.639
3.2 APLICACIONES FINANCIERAS	**18.842.639**
INVERSIÓN FINANCIERA	13.670.802
Incremento de otros activos financieros	13.670.802
Incremento de disponibilidades	13.670.802
Incremento de bancos	13.670.802
DISMINUCIÓN DE PASIVOS	5.171.837
Disminución de cuentas y efectos por pagar	5.171.837
Disminución de cuentas y efectos por pagar a corto plazo	71.837
Disminución de aportes patronales y retenciones laborales por pagar	71.837
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	71.837
Disminución de otras cuentas y efectos por pagar	5.100.000
Disminución de otras cuentas por pagar a corto plazo	5.100.000

A0192

Oficina Coordinadora de Hidrografía y Navegación (OCHINA)

OFICINA COORDINADORA DE HIDROGRAFÍA Y NAVEGACIÓN (OCHINA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Oficina Coordinadora de Hidrografía y Navegación (Ochina) dará continuidad a su misión de recaudar, administrar e invertir los recursos provenientes de la aplicación de la Ley de Faros y Boyas; además de sustentar y coadyuvar el mantenimiento, operatividad, disponibilidad, confiabilidad y optimización del Sistema Nacional de Señalización y Ayudas a la Navegación Acuática (Sinsema), con el objeto de brindar seguridad a la navegación en los espacios acuáticos, y mantener, adecuar y modernizar la infraestructura física de ésta Oficina y sus delegaciones a nivel nacional, con el propósito de garantizar la soberanía y jurisdicción de la República Bolivariana de Venezuela.

La estructura presupuestaria está conformada por los siguientes proyectos: “Fortalecimiento de la Oficina Coordinadora de Hidrografía y Navegación en el desarrollo integral de la Nación”; “optimización y mejoramiento continuo del Sistema Nacional de Ayudas a la Navegación Acuática (Sinsema), y sus unidades adscritas”; “trabajos comerciales para la asistencia técnica especializada en materia de ayudas a la señalización acuática”. Sus Acciones Centralizadas se clasifican en: Dirección y coordinación de los gastos de los trabajadores y trabajadoras, gestión administrativa, previsión y protección social.

En la acción centralizada “gestión administrativa” se focaliza la partida de transferencias y donaciones, la cual se encuentra destinada a la transferencia de recursos financieros según los resultados de la gestión al sector público, de acuerdo con lo establecido en la normativa legal vigente, a fin de cumplir con los lineamientos impartidos por el Ministerio del Poder Popular para la Defensa, a través del Viceministerio de Servicio.

Todas las actividades a ejecutarse durante el Ejercicio Económico Financiero 2015, serán financiadas con los ingresos obtenidos por la aplicación de la Ley de Faros y Boyas, en el cobro de la tasa vigente y por los ingresos obtenidos por las actividades conexas de Ochina, a través de su autogestión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.194.050.168**
INGRESOS CORRIENTES ORDINARIOS	2.194.050.168
INGRESOS NO TRIBUTARIOS	2.149.796.681
Tasas	2.149.796.681
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	11.755.000
Venta de otros bienes y servicios	11.755.000
INGRESOS DE LA PROPIEDAD	32.046.000
Intereses	32.046.000
Intereses internos	32.046.000
Intereses por depósitos	32.046.000
OTROS INGRESOS	452.487
Otros ingresos ordinarios	452.487
INGRESOS DE CAPITAL	**16.116.091**
RECURSOS PROPIOS DE CAPITAL	16.116.091
Incremento de la depreciación y amortización acumuladas	16.116.091
FUENTES DE FINANCIAMIENTO	**160.200.514**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	160.200.514
Disminución de otros activos financieros	160.200.514
Disminución de disponibilidades	160.200.514
Disminución de bancos	160.200.514
TOTAL RECURSOS	**2.370.366.773**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.340.815.630**
GASTOS DE CONSUMO	984.215.790
Remuneraciones	106.418.932
Sueldos, salarios y otras retribuciones	26.429.141
Beneficios y complementos de sueldos y salarios	9.711.325
Aportes patronales	3.293.700
Prestaciones sociales y otras indemnizaciones	12.740.865
Asistencia socioeconómica	54.243.901
Compra de bienes y servicios	861.680.767
Bienes de consumo	311.979.298
Servicios no personales	549.701.469
Depreciación y amortización	16.116.091
TRANSFERENCIAS Y DONACIONES CORRIENTES	331.591.843
Al sector privado	971.873
Transferencias corrientes al sector privado	971.873
Directas a personas	971.873
Pensiones y otros beneficios asociados	551.921
Jubilaciones y otros beneficios asociados	419.952
Al sector público	330.619.970
Transferencias corrientes al sector público	104.829.970
A los entes descentralizados sin fines empresariales para sus gastos	43.006.970
A entes descentralizados financieros no bancarios	61.823.000
Donaciones corrientes al sector público	225.790.000
A la República	225.790.000
OTROS GASTOS CORRIENTES	25.007.997
Otros gastos corrientes	25.007.997
Bienes y servicios para la venta	25.000.000
Otras pérdidas	7.997

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**278.250.000**
INVERSIÓN REAL DIRECTA	278.250.000
Formación bruta de capital fijo	264.250.000
Maquinaria, equipos y otros bienes muebles	179.250.000
Construcciones de bienes de dominio privado	85.000.000
Bienes intangibles	14.000.000
APLICACIONES FINANCIERAS	**751.301.143**
INVERSIÓN FINANCIERA	743.904.425
Incremento de otros activos financieros	743.904.425
Incremento de disponibilidades	653.404.425
Incremento de bancos	653.404.425
Incremento de otros activos financieros no circulantes	90.500.000
DISMINUCIÓN DE PASIVOS	7.396.718
Disminución de cuentas y efectos por pagar	7.396.718
Disminución de cuentas y efectos por pagar a corto plazo	7.396.718
Disminución cuentas por pagar a proveedores a corto plazo	7.396.718
TOTAL GASTOS	**2.370.366.773**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125460	Fortalecimiento de la Oficina Coordinadora de Hidrografía y Navegación en el desarrollo integral de la Nación.	Tonelada			500	254.250.000				254.250.000
125678	Optimización y mejoramiento continuo del Sistema Nacional de Ayudas a la Navegación Acuática Sinsema, y sus unidades adscritas	Operación			250	586.000.000				586.000.000
125679	Trabajos comerciales para la asistencia técnica especializada en materia de ayudas a la señalización acuática	Servicio			8	321.554.544				321.554.544
					TOTAL	**1.161.804.544**				**1.161.804.544**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	107.732.482				107.732.482
02	Gestión administrativa	1.099.857.874				1.099.857.874
03	Previsión y protección social	971.873				971.873
	TOTAL	**1.208.562.229**				**1.208.562.229**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**74**	**58**		**132**	**11.145.482**	**5.168.655**	**16.314.137**
Directivo		9		9	1.446.517		1.446.517
Profesional y Técnico	34	17		51	3.587.966	1.823.270	5.411.236
Personal Administrativo	31	4		35	3.245.896	2.020.458	5.266.354
Obrero	9	28		37	2.865.103	1.324.927	4.190.030
Personal Contratado	**4**	**3**		**7**	**489.761**		**489.761**
Profesional y Técnico	2	1		3	273.761		273.761
Personal Administrativo	2	2		4	216.000		216.000
TOTAL	**78**	**61**		**139**	**11.635.243**	**5.168.655**	**16.803.898**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**1**	**2**	**419.952**
Empleados	1	1	2	419.952
Pensionados	**2**	**1**	**3**	**551.921**
Empleados	2	1	3	551.921
TOTAL	**3**	**2**	**5**	**971.873**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	106.418.932
4.02	Materiales, suministros y mercancías	336.979.298
4.03	Servicios no personales	549.701.469
4.04	Activos reales	278.250.000
4.05	Activos financieros	743.904.425
4.07	Transferencias y donaciones	331.591.843
4.08	Otros gastos	16.124.088
4.11	Disminución de pasivos	7.396.718
	TOTAL	**2.370.366.773**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.194.050.168**
INGRESOS CORRIENTES ORDINARIOS	2.194.050.168
INGRESOS NO TRIBUTARIOS	2.149.796.681
Tasas	2.149.796.681
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	11.755.000
Venta de otros bienes y servicios	11.755.000
INGRESOS DE LA PROPIEDAD	32.046.000
Intereses	32.046.000
Intereses internos	32.046.000
Intereses por depósitos	32.046.000
OTROS INGRESOS	452.487
Otros ingresos ordinarios	452.487
1.2 GASTOS CORRIENTES	**1.340.815.630**
GASTOS DE CONSUMO	984.215.790
Remuneraciones	106.418.932
Sueldos, salarios y otras retribuciones	26.429.141
Beneficios y complementos de sueldos y salarios	9.711.325
Aportes patronales	3.293.700
Prestaciones sociales y otras indemnizaciones	12.740.865
Asistencia socioeconómica	54.243.901
Compra de bienes y servicios	861.680.767
Bienes de consumo	311.979.298
Servicios no personales	549.701.469
Depreciación y amortización	16.116.091

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	331.591.843
Al sector privado	971.873
Transferencias corrientes al sector privado	971.873
Directas a personas	971.873
Pensiones y otros beneficios asociados	551.921
Jubilaciones y otros beneficios asociados	419.952
Al sector público	330.619.970
Transferencias corrientes al sector público	104.829.970
A los entes descentralizados sin fines empresariales para sus gastos	43.006.970
A entes descentralizados financieros no bancarios	61.823.000
Donaciones corrientes al sector público	225.790.000
A la República	225.790.000
OTROS GASTOS CORRIENTES	25.007.997
Otros gastos corrientes	25.007.997
Bienes y servicios para la venta	25.000.000
Otras pérdidas	7.997
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**853.234.538**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**869.350.629**
RECURSOS PROPIOS DE CAPITAL	869.350.629
Ahorro en cuenta corriente	853.234.538
Incremento de la depreciación y amortización acumuladas	16.116.091
2.2 GASTOS DE CAPITAL	**278.250.000**
INVERSIÓN REAL DIRECTA	278.250.000
Formación bruta de capital fijo	264.250.000
Maquinaria, equipos y otros bienes muebles	179.250.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio privado	85.000.000
Bienes intangibles	14.000.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**591.100.629**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**751.301.143**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	160.200.514
Disminución de otros activos financieros	160.200.514
Disminución de disponibilidades	160.200.514
Disminución de bancos	160.200.514
SUPERÁVIT FINANCIERO	591.100.629
3.2 APLICACIONES FINANCIERAS	**751.301.143**
INVERSIÓN FINANCIERA	743.904.425
Incremento de otros activos financieros	743.904.425
Incremento de disponibilidades	653.404.425
Incremento de bancos	653.404.425
Incremento de otros activos financieros no circulantes	90.500.000
DISMINUCIÓN DE PASIVOS	7.396.718
Disminución de cuentas y efectos por pagar	7.396.718
Disminución de cuentas y efectos por pagar a corto plazo	7.396.718
Disminución cuentas por pagar a proveedores a corto plazo	7.396.718

A0193

Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

OFICINA COORDINADORA DE APOYO MARÍTIMO DE LA ARMADA (OCAMAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, las directrices de la Oficina Coordinadora de Apoyo Marítimo de la Armada (Ocamar) continúan enmarcadas dentro de los lineamientos previstos en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019", así como dentro de las directrices emanadas del Ministerio del Poder Popular para la Defensa, con la finalidad de impulsar la transformación del sistema económico, trascendiendo el modelo rentista petrolero capitalista hacia el modelo económico productivo socialista, basado en el desarrollo de las fuerzas productivas; lo cual no sólo se circunscribe a la misión de ésta Oficina, sino que extiende su marco de acción a la colectividad, a través de la colaboración brindada a las Misiones Robinson, Sucre, Barrio Adentro, Ribas y la Brigada Humanitaria Internacional, con el apoyo en los servicios de acopio y almacenamiento de las cargas subsidiadas.

El servicio de transporte marítimo en el marco de la logística integral, se adecua al mercado de fletes y pasajes y a la estructura operativa que establece el Servicio Desconcentrado para la rentabilidad de sus actividades. De igual forma, suscribe acuerdos con operadores públicos o privados con la finalidad de garantizar las negociaciones.

En este orden de ideas, para los servicios portuarios en Puerto Cabello y los servicios de almacén, aplican diversas tarifas, mientras que para los servicios de agenciamiento y logística portuaria, se establecen convenios con los clientes, fundamentalmente del sector público.

La política de gastos se orienta a cubrir las distintas operaciones, funciones administrativas y de mantenimiento a los buques y su infraestructura, así como también, los referidos a los servicios de agenciamiento y logística portuaria, apegado a la racionalización y la eficiencia del gasto, en atención a las políticas de austeridad emanadas del Ejecutivo Nacional.

El servicio de transporte, se atenderá de acuerdo a las características de los buques y a las rutas aperturadas, cubriendo la demanda de servicios portuarios, almacén Puerto Cabello y almacén La Guaira, agenciamiento naviero en los puertos nacionales y servicios al proyecto Costa Afuera, contando con un personal especializado en la atención de buques tanques, buques abastecedores, buques graneleros, buques gaseros, buques químicos, de carga general y logística integral, de acuerdo a sus capacidades operativas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.895.962.809**
INGRESOS CORRIENTES ORDINARIOS	1.895.962.809
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.876.765.612
Venta de otros bienes y servicios	1.876.765.612
INGRESOS DE LA PROPIEDAD	19.197.197
Intereses	19.197.197
Intereses internos	19.197.197
Intereses por títulos-valores	19.197.197
INGRESOS DE CAPITAL	**10.480.219**
RECURSOS PROPIOS DE CAPITAL	10.480.219
Incremento de la depreciación y amortización acumuladas	10.480.219
FUENTES DE FINANCIAMIENTO	**133.990.505**
INCREMENTO DE PASIVOS	133.990.505
Incremento de otros pasivos	133.990.505
Incremento de provisiones y reservas técnicas	88.777.807
Incremento de provisiones	88.777.807
Incremento de provisiones para cuentas incobrables	12.720.332
Incremento de otras provisiones	76.057.475
Incremento de otros pasivos a corto plazo	845.247
Incremento de otros pasivos a mediano y largo plazo	44.367.451
TOTAL RECURSOS	**2.040.433.533**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.772.945.492**
GASTOS DE CONSUMO	1.727.756.324
Remuneraciones	79.806.578
Sueldos, salarios y otras retribuciones	27.741.012
Beneficios y complementos de sueldos y salarios	18.517.075
Aportes patronales	3.735.769
Prestaciones sociales y otras indemnizaciones	4.217.205
Asistencia socioeconómica	12.914.217
Otros gastos de personal	12.681.300
Compra de bienes y servicios	1.624.749.195
Bienes de consumo	266.841.294
Servicios no personales	1.357.907.901
Depreciación y amortización	10.480.219
Provisiones y otros gastos	12.720.332
Cuentas incobrables	12.720.332
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.189.168
Al sector privado	7.320.000
Transferencias corrientes al sector privado	1.820.000
Directas a personas	1.820.000
Jubilaciones y otros beneficios asociados	1.820.000
Donaciones corrientes al sector privado	5.500.000
Donaciones a personas	5.500.000
Al sector público	34.869.168
Transferencias corrientes al sector público	34.869.168
A los entes descentralizados sin fines empresariales para sus gastos	20.921.501
A instituciones de protección social para atender beneficios de la seguridad social	13.947.667
OTROS GASTOS CORRIENTES	3.000.000
Pérdidas en operaciones cambiarias	3.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**123.017.317**
INVERSIÓN REAL DIRECTA	123.017.317
Formación bruta de capital fijo	116.017.317
Maquinaria, equipos y otros bienes muebles	104.685.991
Construcciones de bienes de dominio privado	11.331.326
Bienes intangibles	7.000.000
APLICACIONES FINANCIERAS	**144.470.724**
INVERSIÓN FINANCIERA	109.481.265
Incremento de otros activos financieros	109.481.265
Incremento de disponibilidades	15.744.384
Incremento de caja	383.810
Incremento de bancos	13.380.232
Incremento de inversiones temporales	1.980.342
Incremento de cuentas por cobrar a corto plazo	39.215.394
Incremento de cuentas comerciales por cobrar a corto plazo	39.215.394
Incremento de cuentas por cobrar a mediano y largo plazo	1.025.871
Incremento de otras cuentas por cobrar a mediano y largo plazo	1.025.871
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	46.999.086
Incremento de fondos en Anticipo	6.444.852
Incremento de anticipos a contratistas por contratos de corto plazo	9.088.441
Incremento de activos diferidos a corto plazo	31.465.793
Incremento de otros activos financieros circulantes	6.496.530
DISMINUCIÓN DE PASIVOS	34.989.459
Disminución de cuentas y efectos por pagar	34.989.459
Disminución de cuentas y efectos por pagar a corto plazo	34.989.459
Disminución cuentas por pagar a proveedores a corto plazo	34.989.459
TOTAL GASTOS	**2.040.433.533**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125481	Servicios de Transporte	Tonelada métrica			98.400	633.371.917				633.371.917
125545	Servicios Portuarios	Buque			597	251.769.571				251.769.571
125548	Servicios de Logística Portuaria	Buque			925	371.767.916				371.767.916
125558	Servicios de Almacén	Producción			106.000	286.847.876				286.847.876
125570	Apoyos Socio- Culturales	Evento			76	6.000.000				6.000.000
					TOTAL	**1.549.757.280**				**1.549.757.280**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	38.415.021				38.415.021
02	Gestión administrativa	316.450.727			133.990.505	450.441.232
03	Previsión y protección social	1.820.000				1.820.000
	TOTAL	**356.685.748**			**133.990.505**	**490.676.253**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**45**	**30**	**41**	**116**	**8.907.703**	**6.769.993**	**15.677.696**
Profesional y Técnico	21	4	17	42	5.130.002	4.929.600	10.059.602
Personal Administrativo	17	10	13	40	1.282.501	1.232.399	2.514.900
Obrero	7	16	11	34	2.495.200	607.994	3.103.194
Personal Contratado	**23**	**23**		**46**	**1.678.135**		**1.678.135**
Profesional y Técnico	10	10		20	1.123.698		1.123.698
Personal Administrativo	10	9		19	280.925		280.925
Obrero	3	4		7	273.512		273.512
TOTAL	**68**	**53**	**41**	**162**	**10.585.838**	**6.769.993**	**17.355.831**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	4		4	**1.820.000**
Empleados	4		4	1.820.000
TOTAL	**4**		**4**	**1.820.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	79.806.578
4.02	Materiales, suministros y mercancías	266.841.294
4.03	Servicios no personales	1.357.907.901
4.04	Activos reales	123.017.317
4.05	Activos financieros	109.481.265
4.07	Transferencias y donaciones	42.189.168
4.08	Otros gastos	26.200.551
4.11	Disminución de pasivos	34.989.459
	TOTAL	**2.040.433.533**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.895.962.809**
INGRESOS CORRIENTES ORDINARIOS	1.895.962.809
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.876.765.612
Venta de otros bienes y servicios	1.876.765.612
INGRESOS DE LA PROPIEDAD	19.197.197
Intereses	19.197.197
Intereses internos	19.197.197
Intereses por títulos-valores	19.197.197
1.2 GASTOS CORRIENTES	**1.772.945.492**
GASTOS DE CONSUMO	1.727.756.324
Remuneraciones	79.806.578
Sueldos, salarios y otras retribuciones	27.741.012
Beneficios y complementos de sueldos y salarios	18.517.075
Aportes patronales	3.735.769
Prestaciones sociales y otras indemnizaciones	4.217.205
Asistencia socioeconómica	12.914.217
Otros gastos de personal	12.681.300
Compra de bienes y servicios	1.624.749.195
Bienes de consumo	266.841.294
Servicios no personales	1.357.907.901
Depreciación y amortización	10.480.219
Provisiones y otros gastos	12.720.332
Cuentas incobrables	12.720.332

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.189.168
Al sector privado	7.320.000
Transferencias corrientes al sector privado	1.820.000
Directas a personas	1.820.000
Jubilaciones y otros beneficios asociados	1.820.000
Donaciones corrientes al sector privado	5.500.000
Donaciones a personas	5.500.000
Al sector público	34.869.168
Transferencias corrientes al sector público	34.869.168
A los entes descentralizados sin fines empresariales para sus gastos	20.921.501
A instituciones de protección social para atender beneficios de la seguridad social	13.947.667
OTROS GASTOS CORRIENTES	3.000.000
Pérdidas en operaciones cambiarias	3.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**123.017.317**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**133.497.536**
RECURSOS PROPIOS DE CAPITAL	133.497.536
Ahorro en cuenta corriente	123.017.317
Incremento de la depreciación y amortización acumuladas	10.480.219
2.2 GASTOS DE CAPITAL	**123.017.317**
INVERSIÓN REAL DIRECTA	123.017.317
Formación bruta de capital fijo	116.017.317
Maquinaria, equipos y otros bienes muebles	104.685.991
Construcciones de bienes de dominio privado	11.331.326
Bienes intangibles	7.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**10.480.219**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**144.470.724**
INCREMENTO DE PASIVOS	133.990.505
Incremento de otros pasivos	133.990.505
Incremento de provisiones y reservas técnicas	88.777.807
Incremento de provisiones	88.777.807
Incremento de provisiones para cuentas incobrables	12.720.332
Incremento de otras provisiones	76.057.475
Incremento de otros pasivos a corto plazo	845.247
Incremento de otros pasivos a mediano y largo plazo	44.367.451
SUPERÁVIT FINANCIERO	10.480.219
3.2 APLICACIONES FINANCIERAS	**144.470.724**
INVERSIÓN FINANCIERA	109.481.265
Incremento de otros activos financieros	109.481.265
Incremento de disponibilidades	15.744.384
Incremento de caja	383.810
Incremento de bancos	13.380.232
Incremento de inversiones temporales	1.980.342
Incremento de cuentas por cobrar a corto plazo	39.215.394
Incremento de cuentas comerciales por cobrar a corto plazo	39.215.394
Incremento de cuentas por cobrar a mediano y largo plazo	1.025.871
Incremento de otras cuentas por cobrar a mediano y largo plazo	1.025.871
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	46.999.086
Incremento de fondos en Anticipo	6.444.852
Incremento de anticipos a contratistas por contratos de corto plazo	9.088.441

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de activos diferidos a corto plazo	31.465.793
Incremento de otros activos financieros circulantes	6.496.530
DISMINUCIÓN DE PASIVOS	34.989.459
Disminución de cuentas y efectos por pagar	34.989.459
Disminución de cuentas y efectos por pagar a corto plazo	34.989.459
Disminución cuentas por pagar a proveedores a corto plazo	34.989.459

A0194

Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)

SERVICIO AUTÓNOMO SIN PERSONALIDAD JURÍDICA DE LA FUERZA AÉREA VENEZOLANA (SAFAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana es un órgano responsable del aprovechamiento de las instalaciones y capacidades operativas que permiten la captación de ingresos para apoyar el presupuesto de la Aviación, cubrir gastos por concepto de inversión, funcionamiento y cualquier otro gasto que contribuya con el desarrollo de la organización, tiene como misión comercializar las capacidades del componente Aviación, con carácter de autogestión, donde sus fortalezas son los criterios de calidad, innovación y avanzada tecnología, con el objeto de desarrollar la industria básica no energética, la manufactura y los servicios básicos.

Para el presente ejercicio fiscal, el Servicio Desconcentrado estima alcanzar por la comercialización de bienes y servicios un importe importante y de aquí se ha previsto desarrollar dos (02) proyectos, el primero denominado "Servicios Especializados", el cual contará con tres (03) acciones específicas: Instrucción y Capacitación Técnica a Entes Públicos y Privados, Servicios Aeronáuticos en General y Apoyo Administrativo; el segundo proyecto denominado "Producción y Comercialización", contará con dos (02) acciones específicas, Producción de Productos de Panificación y Pastelería, y Apoyo Administrativo.

Es por esto, que todas las actividades a efectuar durante el presente ejercicio fiscal, son con el propósito de cumplir con los proyectos y las acciones específicas mencionadas en el párrafo anterior, las cuales serán financiadas con recursos económicos obtenidos de la autogestión de los bienes y servicios prestados y están en consonancia con las **"Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019"**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**11.151.220**
INGRESOS CORRIENTES ORDINARIOS	11.151.220
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.825.272
Venta de otros bienes y servicios	10.825.272
INGRESOS DE LA PROPIEDAD	325.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	325.000
Alquileres	325.000
OTROS INGRESOS	948
Otros ingresos ordinarios	948
INGRESOS DE CAPITAL	**357.483**
RECURSOS PROPIOS DE CAPITAL	357.483
Incremento de la depreciación y amortización acumuladas	357.483
FUENTES DE FINANCIAMIENTO	**1.599.628**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	435.088
Disminución de otros activos financieros	435.088
Disminución de cuentas por cobrar a corto plazo	435.088
Disminución de otras cuentas por cobrar a corto plazo	435.088
INCREMENTO DE PASIVOS	1.164.540
Incremento de cuentas y efectos por pagar	1.150.742
Incremento de cuentas y efectos por pagar a corto plazo	1.150.742
Incremento de aportes patronales y retenciones laborales por pagar	994.617
Incremento de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	994.617
Incremento cuentas por pagar a proveedores a corto plazo	156.125
Incremento de otros pasivos	13.798
Incremento de otros pasivos a corto plazo	13.798
TOTAL RECURSOS	**13.108.331**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**10.607.815**
GASTOS DE CONSUMO	2.858.334
Remuneraciones	300.000
Sueldos, salarios y otras retribuciones	190.000
Beneficios y complementos de sueldos y salarios	80.000
Aportes patronales	16.400
Prestaciones sociales y otras indemnizaciones	13.600
Compra de bienes y servicios	2.155.111
Bienes de consumo	1.550.000
Servicios no personales	605.111
Impuestos indirectos	45.740
Depreciación y amortización	357.483
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.654.324
Al sector público	7.654.324
Donaciones corrientes al sector público	7.654.324
A la República	7.654.324
OTROS GASTOS CORRIENTES	95.157
Otros gastos corrientes	95.157
Otras pérdidas	95.157
GASTOS DE CAPITAL	**500.175**
INVERSIÓN REAL DIRECTA	500.175
Formación bruta de capital fijo	500.175
Maquinaria, equipos y otros bienes muebles	500.175
APLICACIONES FINANCIERAS	**2.000.341**
INVERSIÓN FINANCIERA	1.687.293
Incremento de otros activos financieros	1.687.293

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de disponibilidades	1.252.441
Incremento de caja	442
Incremento de bancos	1.251.763
Incremento de inversiones temporales	236
Incremento de cuentas por cobrar a corto plazo	216.559
Incremento de cuentas comerciales por cobrar a corto plazo	216.559
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	2.296
Incremento de anticipos a proveedores	2.296
Incremento de otros activos financieros	215.997
DISMINUCIÓN DE PASIVOS	313.048
Disminución de otros pasivos	313.048
Disminución de otros pasivos a corto plazo	313.048
TOTAL GASTOS	**13.108.331**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125696	Servicios especializados	Servicio			100	8.305.024				8.305.024
125718	Producción y Comercialización	Abastecimiento			100	3.638.767			1.164.540	4.803.307
					TOTAL	11.943.791			1.164.540	13.108.331

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**3**			**3**	**153.050**		**153.050**
Obrero	3			3	153.050		153.050
TOTAL	3			3	153.050		153.050

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	300.000
4.02	Materiales, suministros y mercancías	1.550.000
4.03	Servicios no personales	650.851
4.04	Activos reales	500.175
4.05	Activos financieros	1.687.293
4.07	Transferencias y donaciones	7.654.324
4.08	Otros gastos	452.640
4.11	Disminución de pasivos	313.048
	TOTAL	**13.108.331**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**11.151.220**
INGRESOS CORRIENTES ORDINARIOS	11.151.220
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.825.272
Venta de otros bienes y servicios	10.825.272
INGRESOS DE LA PROPIEDAD	325.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	325.000
Alquileres	325.000
OTROS INGRESOS	948
Otros ingresos ordinarios	948
1.2 GASTOS CORRIENTES	**10.607.815**
GASTOS DE CONSUMO	2.858.334
Remuneraciones	300.000
Sueldos, salarios y otras retribuciones	190.000
Beneficios y complementos de sueldos y salarios	80.000
Aportes patronales	16.400
Prestaciones sociales y otras indemnizaciones	13.600
Asistencia socioeconómica	
Compra de bienes y servicios	2.155.111
Bienes de consumo	1.550.000
Servicios no personales	605.111
Impuestos indirectos	45.740
Depreciación y amortización	357.483
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.654.324
Al sector público	7.654.324
Donaciones corrientes al sector público	7.654.324
A la República	7.654.324
OTROS GASTOS CORRIENTES	95.157
Otros gastos corrientes	95.157

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras pérdidas	95.157
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**543.405**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**900.888**
RECURSOS PROPIOS DE CAPITAL	900.888
Ahorro en cuenta corriente	543.405
Incremento de la depreciación y amortización acumuladas	357.483
2.2 GASTOS DE CAPITAL	**500.175**
INVERSIÓN REAL DIRECTA	500.175
Formación bruta de capital fijo	500.175
Maquinaria, equipos y otros bienes muebles	500.175
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**400.713**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.000.341**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	435.088
Disminución de otros activos financieros	435.088
Disminución de cuentas por cobrar a corto plazo	435.088
INCREMENTO DE PASIVOS	1.164.540
Incremento de cuentas y efectos por pagar	1.150.742
Incremento de cuentas y efectos por pagar a corto plazo	1.150.742
Incremento de aportes patronales y retenciones laborales por pagar	994.617
Incremento de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	994.617
Incremento cuentas por pagar a proveedores a corto plazo	156.125
Incremento de otros pasivos	13.798
Incremento de otros pasivos a corto plazo	13.798

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
SUPERÁVIT FINANCIERO	400.713
3.2 APLICACIONES FINANCIERAS	**2.000.341**
INVERSIÓN FINANCIERA	1.687.293
Incremento de otros activos financieros	1.687.293
Incremento de disponibilidades	1.252.441
Incremento de caja	442
Incremento de bancos	1.251.763
Incremento de inversiones temporales	236
Incremento de cuentas por cobrar a corto plazo	216.559
Incremento de cuentas comerciales por cobrar a corto plazo	216.559
Incremento de de fondos en avance, anticipos, fideicomiso y activos diferidos	2.296
Incremento de anticipos a proveedores	2.296
Incremento de otros activos financieros	215.997
DISMINUCIÓN DE PASIVOS	313.048
Disminución de otros pasivos	313.048
Disminución de otros pasivos a corto plazo	313.048

A0195

Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

SERVICIO AUTÓNOMO DE MANTENIMIENTO DE LANCHAS DE LA GUARDIA NACIONAL (SAMALGUARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional, da respuesta a las necesidades principalmente de la Guardia Nacional Bolivariana, en cuanto a la formación de patrones técnicos que permitan desarrollar rasgos y cualidades del nuevo plan socialista que se gesta, relacionado con nuestra historia. Hoy por hoy, a través de su transparente gestión, los directivos de este Servicio Desconcentrado mantienen su firme convicción de ser una institución modelo.

Con el desarrollo del proyecto, se espera impactar a la población venezolana a través de la seguridad de la zona costera del territorio nacional. Como consecuencia esencial, la Guardia Nacional Bolivariana, tendrá una mayor ejecución de sus planes de patrullajes navales gracias a la eficiencia y garantía del servicio realizado desde este ente especializado. Con el proyecto planteado para ejecutar durante el año 2015, denominado "Mantenimiento de Embarcaciones Orientadas al Sector Público y Privado", se espera alcanzar los siguientes objetivos:

- Garantizar el mantenimiento correctivo y preventivo de alta calidad, de las lanchas patrulleras de la Guardia Nacional Bolivariana y de embarcaciones navales pertenecientes al sector privado y así incrementar la capacidad operacional de esas unidades.

- Fortalecer el apoyo de las unidades comprometidas en operaciones de orden público, proporcionando el mantenimiento correctivo y preventivo de las lanchas patrulleras de la Guardia Nacional Bolivariana.

- Reducir los tiempos de respuesta en relación a los requerimientos de servicio y mantenimiento de las lanchas patrulleras de la Guardia Nacional Bolivariana y de embarcaciones navales pertenecientes al sector privado y brindar las mejores condiciones de seguridad, que permitan mantener la eficacia en las reparaciones y mantenimiento de las unidades, para garantizar el correcto funcionamiento de los sistemas principales y auxiliares de las lanchas patrulleras de la Guardia Nacional Bolivariana y de embarcaciones navales pertenecientes al sector privado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**8.051.320**
INGRESOS CORRIENTES ORDINARIOS	8.051.320
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.051.320
Venta de otros bienes y servicios	8.051.320
INGRESOS DE CAPITAL	**25.000**
RECURSOS PROPIOS DE CAPITAL	25.000
Incremento de la depreciación y amortización acumuladas	25.000
FUENTES DE FINANCIAMIENTO	**561.372**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	561.372
Disminución de otros activos financieros	561.372
Disminución de disponibilidades	561.372
Disminución de bancos	561.372
TOTAL RECURSOS	**8.637.692**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**7.086.572**
GASTOS DE CONSUMO	7.000.880
Compra de bienes y servicios	6.975.880
Bienes de consumo	2.864.980
Servicios no personales	4.110.900
Depreciación y amortización	25.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.692
Al sector público	85.692
Transferencias corrientes al sector público	85.692
A los entes descentralizados sin fines empresariales para sus gastos	85.692
GASTOS DE CAPITAL	**258.000**
INVERSIÓN REAL DIRECTA	258.000
Formación bruta de capital fijo	258.000
Maquinaria, equipos y otros bienes muebles	258.000
APLICACIONES FINANCIERAS	**1.293.120**
DISMINUCIÓN DE PASIVOS	1.293.120
Disminución de cuentas y efectos por pagar	1.293.120
Disminución de cuentas y efectos por pagar a corto plazo	1.293.120
Disminución de efectos por pagar a proveedores a corto plazo	1.293.120
TOTAL GASTOS	**8.637.692**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125544	Mantenimiento de Embarcaciones orientadas al sector público y privado	Mantenimiento			307	4.557.538				4.557.538
					TOTAL	**4.557.538**				**4.557.538**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	4.080.154				4.080.154
	TOTAL	**4.080.154**				**4.080.154**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.02	Materiales, suministros y mercancías	2.864.980
4.03	Servicios no personales	4.110.900
4.04	Activos reales	258.000
4.07	Transferencias y donaciones	85.692
4.08	Otros gastos	25.000
4.11	Disminución de pasivos	1.293.120
	TOTAL	**8.637.692**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.051.320**
INGRESOS CORRIENTES ORDINARIOS	8.051.320
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.051.320
Venta de otros bienes y servicios	8.051.320
1.2 GASTOS CORRIENTES	**7.086.572**
GASTOS DE CONSUMO	7.000.880
Compra de bienes y servicios	6.975.880
Bienes de consumo	2.864.980
Servicios no personales	4.110.900
Depreciación y amortización	25.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.692
Al sector público	85.692
Transferencias corrientes al sector público	85.692
A los entes descentralizados sin fines empresariales para sus gastos	85.692
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**964.748**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**989.748**
RECURSOS PROPIOS DE CAPITAL	989.748
Ahorro en cuenta corriente	964.748
Incremento de la depreciación y amortización acumuladas	25.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**258.000**
INVERSIÓN REAL DIRECTA	258.000
Formación bruta de capital fijo	258.000
Maquinaria, equipos y otros bienes muebles	258.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**731.748**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.293.120**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	561.372
Disminución de otros activos financieros	561.372
Disminución de disponibilidades	561.372
Disminución de bancos	561.372
SUPERÁVIT FINANCIERO	731.748
3.2 APLICACIONES FINANCIERAS	**1.293.120**
DISMINUCIÓN DE PASIVOS	1.293.120
Disminución de cuentas y efectos por pagar	1.293.120
Disminución de cuentas y efectos por pagar a corto plazo	1.293.120
Disminución de efectos por pagar a proveedores a corto plazo	1.293.120

A0293

Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)

SERVICIO DESCONCENTRADO DE BIENES Y SERVICIOS DE LA FUERZA ARMADA NACIONAL BOLIVARIANA (SEDEFANB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB) tiene contemplado para el Ejercicio Económico Financiero 2015, la ejecución de dos (2) proyectos presupuestarios orientados a la Prestación de Bienes y Servicios a Entes Públicos y Privados y al Apoyo y Dotación de Bienes y Servicios a la Fuerza Armada Nacional Bolivariana y al Poder Popular que permiten la generación de recursos a través de alquileres de locales comerciales, operaciones de intermediación y/o mandato y venta de productos proporcionando servicios eficientes y bienes de consumo de calidad a precios justos con la finalidad de satisfacer las necesidades y expectativas de los usuarios y usuarias (personal, civil y militar) que hacen vida en las instalaciones de la Fuerza Armada Nacional Bolivariana (Fanb) y sus alrededores.

Para la ejecución de los gastos asociados a los Proyectos y las Acciones Centralizadas, la totalidad de los costos asociados serán financiados con recursos propios, provenientes de la autogestión administrativa y financiera del SEDEFANB y los recursos aportados por el Ejecutivo Nacional contribuirán a cubrir parcialmente los gastos de funcionamiento generados por la prestación del Servicio de Recolección de Basura del Ejercito (SERBEJ), encargado de la recolección de desechos sólidos en las instalaciones del Fuerte Tiuna, actividad en la que SEDEFANB contribuye apoyando en la gestión administrativa y sufraga aquellos gastos que no son cubiertos por el aporte para que el precitado servicio se pueda llevar a cabo.

La demanda potencial del Servicio está representada por las comunidades cívico-militares vinculadas a la Fanb, no obstante se ofertan los bienes y servicios para toda la ciudadanía y para la consecución de los proyectos, se crearon seis (6) acciones específicas distribuidas de la siguiente manera:

- **Servicio de Encomienda y Mandato:** comprende actos administrativos, dedicados a la comercialización y asistencia a los entes del Estado a través de las actividades administrativas de intermediación en la ejecución de obras, adquisición de bienes y prestación de servicios; el Sedefanb ofrece, a través de sus diferentes alianzas estratégicas variedad de productos y servicios que permiten satisfacer las necesidades de los entes gubernamentales, instituciones estatales y municipales.
- **Arrendamiento de Locales Comerciales a Entes públicos y privados**: abarca actos administrativos originados por el arrendamiento de locales operativos dentro de las instalaciones militares; estos arriendos ofertan servicios para el bienestar y feliz convivencia tanto del personal militar como de la ciudadanía.
- **Convenios Interinstitucionales:** comprende actos administrativos representados por los diversos convenios firmados para la realización de obras o prestación de servicio con la finalidad de que el Sedefanb se encargue de la asistencia administrativa y logística de estas actividades.
- **Suministro de bienes de consumo al personal civil y militar del Fuerte Tiuna y zonas aledañas** refiere a la venta de productos y los servicios ofertados en la Panadería Fuerte Tiuna y la Fuente de Soda Maisanta donde el servicio desconcentrado se encarga de las funciones administrativas y operativas.
- **Contribuir al mejoramiento de las Unidades y Entes adscritas** al Ministerio del Poder Popular para la Defensa bajo la orientación del Viceministro de los Servicios en la rehabilitación, construcción, donación de materiales y equipos, entre otros.
- **Apoyo socioeconómico al personal civil y militar de la Fanb** representado por transferencias, apoyos y donaciones.

De esta manera, el Sedefanb cumple con la unión cívico militar en materia administrativa, ejemplificando las actividades de la Fanb en la distribución de los recursos del Estado y los recursos propios generados, propulsando la transformación del sistema económico y desarrollando las fuerzas productivas para avanzar hacia el modelo económico socialista.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**277.078.030**
INGRESOS CORRIENTES ORDINARIOS	277.078.030
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	269.358.402
Venta de otros bienes y servicios	269.358.402
INGRESOS DE LA PROPIEDAD	4.637.588
Intereses	488.848
Intereses internos	488.848
Intereses por depósitos	488.848
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	4.148.740
Alquileres	4.148.740
TRANSFERENCIAS CORRIENTES	3.082.040
Transferencias corrientes del sector público	3.082.040
Transferencias corrientes internas recibidas del sector público	3.082.040
De la República	3.082.040
INGRESOS DE CAPITAL	**2.024.908**
RECURSOS PROPIOS DE CAPITAL	2.024.908
Incremento de la depreciación y amortización acumuladas	2.024.908
FUENTES DE FINANCIAMIENTO	**475.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	475.000
Disminución de otros activos financieros	475.000
Disminución de disponibilidades	475.000
Disminución de bancos	475.000
TOTAL RECURSOS	**279.577.938**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**263.997.108**
GASTOS DE CONSUMO	245.924.455
Remuneraciones	35.590.301
Sueldos, salarios y otras retribuciones	18.540.157
Beneficios y complementos de sueldos y salarios	6.844.128
Aportes patronales	1.919.196
Prestaciones sociales y otras indemnizaciones	2.302.989
Asistencia socioeconómica	3.783.831
Otros gastos de personal	2.200.000
Compra de bienes y servicios	183.753.872
Bienes de consumo	132.725.416
Servicios no personales	51.028.456
Impuestos indirectos	24.555.374
Depreciación y amortización	2.024.908
GASTOS DE LA PROPIEDAD	1.500.000
Derechos sobre bienes intangibles	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.000.000
Al sector privado	2.250.000
Donaciones corrientes al sector privado	2.250.000
Donaciones a personas	2.250.000
Al sector público	9.750.000
Donaciones corrientes al sector público	9.750.000
A los entes descentralizados sin fines empresariales	9.750.000
OTROS GASTOS CORRIENTES	4.572.653
Otros gastos corrientes	4.572.653
Bienes y servicios para la venta	4.572.653

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**15.105.830**
INVERSIÓN REAL DIRECTA	15.105.830
Formación bruta de capital fijo	15.105.830
Maquinaria, equipos y otros bienes muebles	15.105.830
APLICACIONES FINANCIERAS	**475.000**
DISMINUCIÓN DE PASIVOS	475.000
Disminución de cuentas y efectos por pagar	475.000
Disminución de cuentas y efectos por pagar a corto plazo	475.000
Disminución cuentas por pagar a proveedores a corto plazo	475.000
TOTAL GASTOS	**279.577.938**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125559	Apoyo y dotación de Bienes y Servicios a la Fuerza Armada Nacional Bolivariana (Fanb) y al Poder Popular	Solicitud			50	12.000.000				12.000.000
125667	Prestación de Bienes y Servicios a Entes Públicos y Privados	Factura			845.483	155.009.266				155.009.266
					TOTAL	167.009.266				167.009.266

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	17.546.232	2.747.245			20.293.477
02	Gestión administrativa	91.940.400	334.795			92.275.195
	TOTAL	109.486.632	3.082.040			112.568.672

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**75**	**75**		**150**	**13.443.392**		**13.443.392**
Directivo	5	1		6	878.423		878.423
Profesional y Técnico	18	7		25	3.200.124		3.200.124
Personal Administrativo	9	3		12	1.085.001		1.085.001
Obrero	43	64		107	8.279.844		8.279.844
TOTAL	**75**	**75**		**150**	**13.443.392**		**13.443.392**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	35.590.301
4.02	Materiales, suministros y mercancías	137.298.069
4.03	Servicios no personales	77.083.830
4.04	Activos reales	15.105.830
4.07	Transferencias y donaciones	12.000.000
4.08	Otros gastos	2.024.908
4.11	Disminución de pasivos	475.000
	TOTAL	**279.577.938**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**277.078.030**
INGRESOS CORRIENTES ORDINARIOS	277.078.030
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	269.358.402
Venta de otros bienes y servicios	269.358.402
INGRESOS DE LA PROPIEDAD	4.637.588
Intereses	488.848
Intereses internos	488.848
Intereses por depósitos	488.848
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	4.148.740
Alquileres	4.148.740
TRANSFERENCIAS CORRIENTES	3.082.040
Transferencias corrientes del sector público	3.082.040
Transferencias corrientes internas recibidas del sector público	3.082.040
De la República	3.082.040
Ministerio del Poder Popular para la Defensa	3.082.040
- Recursos Ordinarios	3.082.040
1.2 GASTOS CORRIENTES	**263.997.108**
GASTOS DE CONSUMO	245.924.455
Remuneraciones	35.590.301
Sueldos, salarios y otras retribuciones	18.540.157
Beneficios y complementos de sueldos y salarios	6.844.128
Aportes patronales	1.919.196
Prestaciones sociales y otras indemnizaciones	2.302.989
Asistencia socioeconómica	3.783.831
Otros gastos de personal	2.200.000
Compra de bienes y servicios	183.753.872
Bienes de consumo	132.725.416

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Servicios no personales	51.028.456
Impuestos indirectos	24.555.374
Depreciación y amortización	2.024.908
GASTOS DE LA PROPIEDAD	1.500.000
Derechos sobre bienes intangibles	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.000.000
Al sector privado	2.250.000
Donaciones corrientes al sector privado	2.250.000
Donaciones a personas	2.250.000
Al sector público	9.750.000
Donaciones corrientes al sector público	9.750.000
A los entes descentralizados sin fines empresariales	9.750.000
OTROS GASTOS CORRIENTES	4.572.653
Otros gastos corrientes	4.572.653
Bienes y servicios para la venta	4.572.653
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**13.080.922**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**15.105.830**
RECURSOS PROPIOS DE CAPITAL	15.105.830
Ahorro en cuenta corriente	13.080.922
Venta y/o desincorporación de activos fijos	
Incremento de la depreciación y amortización acumuladas	2.024.908
2.2 GASTOS DE CAPITAL	**15.105.830**
INVERSIÓN REAL DIRECTA	15.105.830
Formación bruta de capital fijo	15.105.830
Maquinaria, equipos y otros bienes muebles	15.105.830
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**475.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	475.000
Disminución de otros activos financieros	475.000
Disminución de disponibilidades	475.000
Disminución de bancos	475.000
3.2 APLICACIONES FINANCIERAS	**475.000**
DISMINUCIÓN DE PASIVOS	475.000
Disminución de cuentas y efectos por pagar	475.000
Disminución de cuentas y efectos por pagar a corto plazo	475.000
Disminución cuentas por pagar a proveedores a corto plazo	475.000

A0448

Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)

FUNDACIÓN DE ATENCIÓN SOCIAL DEL MINISTERIO DE LA DEFENSA (FUNDASMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN), está dirigida a la promoción, fomento y apoyo a las actividades destinadas a la ejecución de proyectos de carácter cultural, asistencial, así como social en coordinación con los órganos y entes competentes, dirigidos al bienestar y seguridad social del personal militar y civil que cumple funciones en el sector defensa, a sus familiares y miembros de la comunidad en general.

En cumplimiento con sus objetivos, prevé realizar, planes de inclusión social, dictados por el Ejecutivo Nacional, a través de ayudas económicas, médicas, dotación de prótesis, material materno infantil, dotación de enseres para ser distribuidos en las visitas a los centros asistenciales, penitenciarios, geriátricos y orfanatos, brindando asistencia a discapacitados, adultos mayores, niños, niñas y adolescentes especiales; donaciones para la realización de actividades culturales, deportivas recreativas para promover el desarrollo físico e intelectual, donaciones de bienes muebles; materiales para la refacción, remodelación de viviendas, además de brindar apoyo y asistencia a las distintas unidades militares en materia de infraestructura, equipamiento y vivienda, contribuyendo con el fortalecimiento del poder popular, siguiendo las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**79.363.000**
INGRESOS CORRIENTES ORDINARIOS	79.363.000
TRANSFERENCIAS CORRIENTES	79.363.000
Transferencias corrientes del sector público	79.363.000
Transferencias corrientes internas recibidas del sector público	79.363.000
De la República	20.000.000
De los entes descentralizados sin fines empresariales	29.681.496
De los entes descentralizados con fines empresariales no petroleros	29.681.504
TOTAL RECURSOS	**79.363.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**67.363.000**
GASTOS DE CONSUMO	19.985.000
Remuneraciones	1.583.464
Sueldos, salarios y otras retribuciones	501.148
Beneficios y complementos de sueldos y salarios	981.348
Aportes patronales	44.976
Prestaciones sociales y otras indemnizaciones	55.992
Compra de bienes y servicios	16.251.293
Bienes de consumo	2.090.540
Servicios no personales	14.160.753
Impuestos indirectos	2.150.243
GASTOS DE LA PROPIEDAD	15.000
Derechos sobre bienes intangibles	15.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	47.363.000
Al sector privado	37.363.000
Donaciones corrientes al sector privado	37.363.000
Donaciones a personas	30.000.000
Donaciones a instituciones sin fines de lucro	7.363.000
Al sector público	10.000.000
Donaciones corrientes al sector público	10.000.000
A los entes descentralizados sin fines empresariales	10.000.000
APLICACIONES FINANCIERAS	**12.000.000**
INVERSIÓN FINANCIERA	12.000.000
Incremento de otros activos financieros	12.000.000
Incremento de disponibilidades	12.000.000
Incremento de caja	12.000.000
TOTAL GASTOS	**79.363.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125449	Programa de asistencia social.	Apoyo			4.000	59.363.000	20.000.000			79.363.000
					TOTAL	**59.363.000**	**20.000.000**			**79.363.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**2**	**2**		**4**	**336.000**		**336.000**
Profesional y Técnico	2	2		4	336.000		336.000
TOTAL	**2**	**2**		**4**	**336.000**		**336.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.583.464
4.02	Materiales, suministros y mercancías	2.090.540
4.03	Servicios no personales	16.325.996
4.05	Activos financieros	12.000.000
4.07	Transferencias y donaciones	47.363.000
	TOTAL	**79.363.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**79.363.000**
INGRESOS CORRIENTES ORDINARIOS	79.363.000
TRANSFERENCIAS CORRIENTES	79.363.000
Transferencias corrientes del sector público	79.363.000
Transferencias corrientes internas recibidas del sector público	79.363.000
De la República	20.000.000
Ministerio del Poder Popular para la Defensa	20.000.000
Recursos Ordinarios	20.000.000
De los entes descentralizados sin fines empresariales	29.681.496
De los entes descentralizados con fines empresariales no petroleros	29.681.504
1.2 GASTOS CORRIENTES	**67.363.000**
GASTOS DE CONSUMO	19.985.000
Remuneraciones	1.583.464
Sueldos, salarios y otras retribuciones	501.148
Beneficios y complementos de sueldos y salarios	981.348
Aportes patronales	44.976
Prestaciones sociales y otras indemnizaciones	55.992
Compra de bienes y servicios	16.251.293
Bienes de consumo	2.090.540
Servicios no personales	14.160.753
Impuestos indirectos	2.150.243
GASTOS DE LA PROPIEDAD	15.000
Derechos sobre bienes intangibles	15.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	47.363.000
Al sector privado	37.363.000
Donaciones corrientes al sector privado	37.363.000
Donaciones a personas	30.000.000
Donaciones a instituciones sin fines de lucro	7.363.000
Al sector público	10.000.000
Donaciones corrientes al sector público	10.000.000
A los entes descentralizados sin fines empresariales	10.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**12.000.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**12.000.000**
RECURSOS PROPIOS DE CAPITAL	12.000.000
Ahorro en cuenta corriente	12.000.000
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**12.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**12.000.000**
SUPERÁVIT FINANCIERO	12.000.000
3.2 APLICACIONES FINANCIERAS	**12.000.000**
INVERSIÓN FINANCIERA	12.000.000
Incremento de otros activos financieros	12.000.000
Incremento de disponibilidades	12.000.000
Incremento de caja	12.000.000

A0485

Fundación de Cardiología Integral (FUNDACARDIN)

FUNDACIÓN DE CARDIOLOGÍA INTEGRAL (FUNDACARDIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación de Cardiología Integral, en una institución que cuenta con más de 34 años de servicio dedicado a la atención de pacientes con cardiopatías congénitas los cuales son atendidos desde la vida intrauterina hasta la adultez; FUNDACARDIN es una de las Instituciones de nivel III que hay operativas dentro de la red cardiológica a nivel nacional; es importante destacar que anualmente nacen alrededor de 4.500 o 5.000 niñas y niños con este tipo de enfermedad, razón por la cual es necesario e importante el fortalecer estas instituciones para así brindarle una mejor calidad y servicio y por ende una mejor vida a los niños que nacen con este problema cardiovascular.

La Fundación presta servicios de consultas, exámenes especializados y resoluciones de cardiopatías congénitas mediante intervenciones quirúrgicas y procedimientos de Hemodinamia, a la vez que capacita al personal que labora en dicha institución; para así brindar una atención óptima que permita salvaguardar la vida de pacientes cardiópatas en todo el territorio nacional. Dichos beneficios se describen a continuación:

- Programas de investigación y docencia, postgrados y especialización profesional.
- Programas de Educación y Prevención.
- Programas de Diagnósticos.
- Orientación Familiar y Social.
- Consulta y Apoyo Psiquiátrico.
- Consultas Externas.
- Consultas de Arritmias y Holters.
- Consultas de factores de Riesgo Cardiovascular.
- Eco cardiografía en sus diferentes versiones (fetal, pediátrico y trans-esofágico).
- Electrocardiogramas.
- Prueba de Esfuerzo.
- Prueba de Tilt Test.
- Hospitalización.
- Terapia Ocupacional.
- Tratamiento pre y post operatorios.
- Cirugías (Periférica y extracorpórea).
- Hemodinamia Diagnóstica y Terapéutica.
- Unidad de Recuperación Cardiovascular Infantil.

La Fundación estima atender para el año 2015 en el área de consulta y estudios especializados a: 8.056 pacientes y además realizar 160 procedimientos quirúrgicos para un total general de 8.216 pacientes atendidos, permitiendo con esto brindar un servicio oportuno, eficiente y gratuito, para así contribuir de manera efectiva en la detección, tratamiento y corrección de las cardiopatías congénitas en la población proveniente de todo el territorio nacional, empleando de manera eficiente los recursos financieros y materiales del Estado, contribuyendo de manera oportuna a dar cumplimiento a las metas trazadas en materia de salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**13.344.430**
INGRESOS CORRIENTES ORDINARIOS	13.344.430
TRANSFERENCIAS CORRIENTES	12.000.000
Transferencias corrientes del sector público	12.000.000
Transferencias corrientes internas recibidas del sector público	12.000.000
De la República	12.000.000
OTROS INGRESOS	1.344.430
Otros ingresos ordinarios	1.344.430
INGRESOS DE CAPITAL	**490.959**
RECURSOS PROPIOS DE CAPITAL	490.959
Incremento de la depreciación y amortización acumuladas	490.959
TOTAL RECURSOS	**13.835.389**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**12.605.762**
GASTOS DE CONSUMO	12.605.762
Remuneraciones	2.657.323
Sueldos, salarios y otras retribuciones	1.941.523
Beneficios y complementos de sueldos y salarios	469.560
Aportes patronales	54.810
Prestaciones sociales y otras indemnizaciones	170.430
Asistencia socioeconómica	21.000
Compra de bienes y servicios	8.780.162
Bienes de consumo	8.558.037
Servicios no personales	222.125
Impuestos indirectos	677.317
Depreciación y amortización	490.960
GASTOS DE CAPITAL	**1.229.627**
INVERSIÓN REAL DIRECTA	1.229.627
Formación bruta de capital fijo	1.229.627
Maquinaria, equipos y otros bienes muebles	1.229.627
TOTAL GASTOS	**13.835.389**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125762	Servicios médicos a pacientes con cardiopatías congénitas a nivel nacional.	Paciente	5.797	2.419	8.216	1.835.389	12.000.000			13.835.389
					TOTAL	1.835.389	12.000.000			13.835.389

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**5**	**1**		**6**	**373.109**		**373.109**
Personal Administrativo	3	1		4	189.509		189.509
Personal Médico	2			2	183.600		183.600
TOTAL	**5**	**1**		**6**	**373.109**		**373.109**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	2.657.323
4.02	Materiales, suministros y mercancías	8.558.037
4.03	Servicios no personales	899.442
4.04	Activos reales	1.229.627
4.08	Otros gastos	490.960
	TOTAL	**13.835.389**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**13.344.430**
INGRESOS CORRIENTES ORDINARIOS	13.344.430
TRANSFERENCIAS CORRIENTES	12.000.000
Transferencias corrientes del sector público	12.000.000
Transferencias corrientes internas recibidas del sector público	12.000.000
De la República	12.000.000
Ministerio del Poder Popular para la Defensa	12.000.000
Recursos Ordinarios	12.000.000
OTROS INGRESOS	1.344.430
Otros ingresos ordinarios	1.344.430
1.2 GASTOS CORRIENTES	**12.605.762**
GASTOS DE CONSUMO	12.605.762
Remuneraciones	2.657.323
Sueldos, salarios y otras retribuciones	1.941.523
Beneficios y complementos de sueldos y salarios	469.560
Aportes patronales	54.810
Prestaciones sociales y otras indemnizaciones	170.430
Asistencia socioeconómica	21.000
Compra de bienes y servicios	8.780.162
Bienes de consumo	8.558.037
Servicios no personales	222.125
Impuestos indirectos	677.317
Depreciación y amortización	490.960
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**738.668**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.229.627**
RECURSOS PROPIOS DE CAPITAL	1.229.627
Ahorro en cuenta corriente	738.668
Incremento de la depreciación y amortización acumuladas	490.959
2.2 GASTOS DE CAPITAL	**1.229.627**
INVERSIÓN REAL DIRECTA	1.229.627
Formación bruta de capital fijo	1.229.627
Maquinaria, equipos y otros bienes muebles	1.229.627
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0515

Fundación Müröntö: Centro de Innovación para el Desarrollo

FUNDACIÓN MÜRÖNTÖ: CENTRO DE INNOVACIÓN PARA EL DESARROLLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación "Müröntö: Centro de Innovación para el Desarrollo", dialecto Pemón que evoca la simbología de guerrero, valiente, valor, fuerza y poder; principios fundamentales que servirán de guías a la fundación, para promover y desarrollar actividades de investigación, desarrollo, innovación y producción, que contribuyan al progreso científico de la nación, dirigidas a coadyuvar a la independencia tecnológica de la Fuerza Armada Nacional Bolivariana.

La Fundación, atenderá proyectos científicos y/o tecnológicos de los 4 componentes de la FANB, del Ministerio de la Defensa y sus entes adscritos, del Comando Estratégico Operacional y de la Milicia Nacional Bolivariana.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**656.000.000**
INGRESOS CORRIENTES ORDINARIOS	656.000.000
INGRESOS DE LA PROPIEDAD	4.000.000
Intereses	4.000.000
Intereses internos	4.000.000
Intereses por depósitos	4.000.000
TRANSFERENCIAS CORRIENTES	652.000.000
Transferencias corrientes del sector público	652.000.000
Transferencias corrientes internas recibidas del sector público	652.000.000
De la República	2.000.000
De los entes descentralizados sin fines empresariales	650.000.000
INGRESOS DE CAPITAL	**183.000**
RECURSOS PROPIOS DE CAPITAL	183.000
Incremento de la depreciación y amortización acumuladas	183.000
FUENTES DE FINANCIAMIENTO	**6.067.032**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.067.032
Disminución de otros activos financieros	6.067.032
Disminución de disponibilidades	6.067.032
Disminución de bancos	6.067.032
TOTAL RECURSOS	**662.250.032**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**661.335.032**
GASTOS DE CONSUMO	11.335.032
Remuneraciones	7.520.568
Sueldos, salarios y otras retribuciones	1.788.212
Beneficios y complementos de sueldos y salarios	5.373.579
Aportes patronales	231.670
Prestaciones sociales y otras indemnizaciones	111.528
Asistencia socioeconómica	15.579
Compra de bienes y servicios	3.001.464
Bienes de consumo	1.259.500
Servicios no personales	1.741.964
Impuestos indirectos	630.000
Depreciación y amortización	183.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	650.000.000
Al sector público	650.000.000
Transferencias corrientes al sector público	650.000.000
A los entes descentralizados sin fines empresariales para sus gastos	650.000.000
GASTOS DE CAPITAL	**915.000**
INVERSIÓN REAL DIRECTA	915.000
Formación bruta de capital fijo	915.000
Maquinaria, equipos y otros bienes muebles	915.000
TOTAL GASTOS	**662.250.032**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125862	Gestionar proyectos de investigación y desarrollo científico y tecnológico para la Fuerza Armada Nacional Bolivariana (FANB).	Proyecto de Investigación			45				650.000.000	650.000.000
					TOTAL				**650.000.000**	**650.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	6.720.568	800.000			7.520.568
02	Gestión administrativa	3.529.464	1.200.000			4.729.464
	TOTAL	**10.250.032**	**2.000.000**			**12.250.032**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**8**	**10**		**18**	**1.095.187**		**1.095.187**
Profesional y Técnico	5	4		9	590.122		590.122
Personal Administrativo	2	2		4	224.473		224.473
Obrero	1	4		5	280.592		280.592
TOTAL	**8**	**10**		**18**	**1.095.187**		**1.095.187**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	7.520.568
4.02	Materiales, suministros y mercancías	1.259.500
4.03	Servicios no personales	2.371.964
4.04	Activos reales	915.000
4.07	Transferencias y donaciones	650.000.000
4.08	Otros gastos	183.000
	TOTAL	**662.250.032**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**656.000.000**
INGRESOS CORRIENTES ORDINARIOS	656.000.000
INGRESOS DE LA PROPIEDAD	4.000.000
Intereses	4.000.000
Intereses internos	4.000.000
Intereses por depósitos	4.000.000
TRANSFERENCIAS CORRIENTES	652.000.000
Transferencias corrientes del sector público	652.000.000
Transferencias corrientes internas recibidas del sector público	652.000.000
De la República	2.000.000
Ministerio del Poder Popular para la Defensa	2.000.000
Recursos Ordinarios	2.000.000
De los entes descentralizados sin fines empresariales	650.000.000
Fondo Nacional de Ciencia , Tecnología e Innovación (FONACIT)	650.000.000
1.2 GASTOS CORRIENTES	**661.335.032**
GASTOS DE CONSUMO	11.335.032
Remuneraciones	7.520.568
Sueldos, salarios y otras retribuciones	1.788.212
Beneficios y complementos de sueldos y salarios	5.373.579
Aportes patronales	231.670
Prestaciones sociales y otras indemnizaciones	111.528
Asistencia socioeconómica	15.579

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	3.001.464
Bienes de consumo	1.259.500
Servicios no personales	1.741.964
Impuestos indirectos	630.000
Depreciación y amortización	183.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	650.000.000
Al sector público	650.000.000
Transferencias corrientes al sector público	650.000.000
A los entes descentralizados sin fines empresariales para sus gastos	650.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(5.335.032)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(5.152.032)**
RECURSOS PROPIOS DE CAPITAL	(5.152.032)
Desahorro en cuenta corriente	(5.335.032)
Incremento de la depreciación y amortización acumuladas	183.000
2.2 GASTOS DE CAPITAL	**915.000**
INVERSIÓN REAL DIRECTA	915.000
Formación bruta de capital fijo	915.000
Maquinaria, equipos y otros bienes muebles	915.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(6.067.032)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.067.032**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.067.032
Disminución de otros activos financieros	6.067.032
Disminución de disponibilidades	6.067.032
Disminución de bancos	6.067.032
3.2 APLICACIONES FINANCIERAS	**6.067.032**
DÉFICIT FINANCIERO	6.067.032

A1375

Universidad Militar Bolivariana de Venezuela (UMBV)

UNIVERSIDAD MILITAR BOLIVARIANA DE VENEZUELA (UMBV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Militar Bolivariana de Venezuela (Umbv), es un ente descentralizado cuyo objeto principal es brindar formación integral y permanente a las y los oficiales de la Fuerza Armada Nacional Bolivariana en materia de Defensa Integral de la Nación, y en áreas dirigidas al fortalecimiento de la tecnología y la industria militar nacional.

Para el Ejercicio Económico Financiero 2015, la Umbv estima lograr la mayor eficiencia y eficacia en la asignación de los recursos públicos, siendo de especial relevancia racionalizar su uso, dándole importancia a los objetivos y metas que den cumplimiento a su misión y visión, en concordancia con las estrategias fijadas en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019.

Los lineamientos dictados por esta casa de estudios, permiten iniciar diversos programas que aunados a las prioridades gubernamentales sirven de apoyo, para impulsar un cambio favorable en el bienestar de los jóvenes que deciden tomar la carrera de las armas, con la finalidad de lograr la excelencia académica que sirva de pilar para ampliar en los próximos años los programas académicos, en función de la disponibilidad de los recursos.

La política de cobertura de los servicios, está dirigida a la atención de las necesidades del personal docente, administrativo y la población estudiantil en general, así como el acondicionamiento, mantenimiento y adecuación de los ambientes y áreas de trabajo de los diferentes institutos que integran la Umbv, con el propósito de garantizar la formación integral y permanente de los alumnos y profesionales militares.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**482.575.485**
INGRESOS CORRIENTES ORDINARIOS	482.575.485
TRANSFERENCIAS CORRIENTES	482.575.485
Transferencias corrientes del sector público	482.575.485
Transferencias corrientes internas recibidas del sector público	482.575.485
De la República	482.575.485
INGRESOS DE CAPITAL	**9.071.435**
RECURSOS PROPIOS DE CAPITAL	9.071.435
Incremento de la depreciación y amortización acumuladas	9.071.435
TOTAL RECURSOS	**491.646.920**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**386.789.220**
GASTOS DE CONSUMO	380.484.678
Remuneraciones	224.900.000
Sueldos, salarios y otras retribuciones	155.194.995
Beneficios y complementos de sueldos y salarios	26.145.129
Aportes patronales	14.679.670
Prestaciones sociales y otras indemnizaciones	7.248.454
Asistencia socioeconómica	21.631.752
Compra de bienes y servicios	120.690.307
Bienes de consumo	80.889.077
Servicios no personales	39.801.230
Impuestos indirectos	25.822.936
Depreciación y amortización	9.071.435
GASTOS DE LA PROPIEDAD	4.542
Derechos sobre bienes intangibles	4.542
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.300.000
Al sector privado	6.300.000
Transferencias corrientes al sector privado	6.300.000
Directas a personas	6.300.000
Otras transferencias directas a personas	6.300.000
GASTOS DE CAPITAL	**104.857.700**
INVERSIÓN REAL DIRECTA	104.857.700
Formación bruta de capital fijo	104.792.700
Maquinaria, equipos y otros bienes muebles	43.192.700
Construcciones de bienes de dominio privado	61.600.000
Bienes intangibles	65.000
TOTAL GASTOS	**491.646.920**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125398	Sistema de Recursos para la Formación e Intercambio Académico	Usuario	187.507	80.357	267.864		10.262.158			10.262.158
125416	Formación de estudiantes en carreras	Matrícula			7.500		220.260.431			220.260.431
125426	Formación en postgrado o estudios avanzados	Matrícula			5.914		119.413.408			119.413.408
125453	Formación de estudiantes en los programas nacionales de formación (PNF)	Matrícula			1.100		8.636.793			8.636.793
125482	Investigación, innovación y gestión del conocimiento	Investigación			19		4.702.193			4.702.193
125589	Sistema de apoyo al desarrollo estudiantil	Estudiante	245	105	350		6.300.000			6.300.000
125595	Intercambio y Gestión del Conocimiento con la Sociedad	Persona	1.550	1.000	2.550		12.672.603			12.672.603
125614	Desarrollo y mantenimiento de la infraestructura	Metro cuadrado			2.800		82.620.924			82.620.924
					TOTAL		464.868.510			464.868.510

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.900.000			3.900.000
02	Gestión administrativa	9.071.435	13.806.975			22.878.410
	TOTAL	**9.071.435**	**17.706.975**			**26.778.410**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**690**	**950**		**1.640**	**115.803.051**		**115.803.051**
Profesional y Técnico	30	37		67	3.923.433		3.923.433
Personal Administrativo	30	36		66	3.367.109		3.367.109
Personal Docente	100	117		217	21.267.996		21.267.996
Personal de Investigación	500	729		1.229	84.116.784		84.116.784
Obrero	30	31		61	3.127.729		3.127.729
TOTAL	**690**	**950**		**1.640**	**115.803.051**		**115.803.051**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	224.900.000
4.02	Materiales, suministros y mercancías	80.889.077
4.03	Servicios no personales	65.628.708
4.04	Activos reales	104.857.700
4.07	Transferencias y donaciones	6.300.000
4.08	Otros gastos	9.071.435
	TOTAL	**491.646.920**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**482.575.485**
INGRESOS CORRIENTES ORDINARIOS	482.575.485
TRANSFERENCIAS CORRIENTES	482.575.485
Transferencias corrientes del sector público	482.575.485
Transferencias corrientes internas recibidas del sector público	482.575.485
De la República	482.575.485
Ministerio del Poder Popular para la Defensa	476.768.510
- Recursos Ordinarios	476.768.510
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	5.806.975
- Recursos Ordinarios	5.806.975
1.2 GASTOS CORRIENTES	**386.789.220**
GASTOS DE CONSUMO	380.484.678
Remuneraciones	224.900.000
Sueldos, salarios y otras retribuciones	155.194.995
Beneficios y complementos de sueldos y salarios	26.145.129
Aportes patronales	14.679.670
Prestaciones sociales y otras indemnizaciones	7.248.454
Asistencia socioeconómica	21.631.752
Compra de bienes y servicios	120.690.307
Bienes de consumo	80.889.077
Servicios no personales	39.801.230
Impuestos indirectos	25.822.936
Depreciación y amortización	9.071.435
GASTOS DE LA PROPIEDAD	4.542
Derechos sobre bienes intangibles	4.542

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.300.000
Al sector privado	6.300.000
Transferencias corrientes al sector privado	6.300.000
Directas a personas	6.300.000
Otras transferencias directas a personas	6.300.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**95.786.265**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**104.857.700**
RECURSOS PROPIOS DE CAPITAL	104.857.700
Ahorro en cuenta corriente	95.786.265
Incremento de la depreciación y amortización acumuladas	9.071.435
2.2 GASTOS DE CAPITAL	**104.857.700**
INVERSIÓN REAL DIRECTA	104.857.700
Formación bruta de capital fijo	104.792.700
Maquinaria, equipos y otros bienes muebles	43.192.700
Construcciones de bienes de dominio privado	61.600.000
Bienes intangibles	65.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

10
Ministerio del Poder Popular para la Educación

Ministerio del Poder Popular para la Educación

A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

A0135 Academia Nacional de Ciencias Económicas

A0136 Academia de Ciencias Físicas, Matemáticas y Naturales

A0137 Academia de Ciencias Políticas y Sociales

A0138 Academia Nacional de la Historia

A0139 Academia Venezolana de la Lengua

A0140 Academia Nacional de Medicina

A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)

A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)

A0425 Fundación Samuel Robinson

A0477 Fundación Colombeia

A0911 Academia Nacional de la Ingeniería y el Hábitat

A0056

Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

INSTITUTO DE PREVISIÓN Y ASISTENCIA SOCIAL PARA EL PERSONAL DEL MINISTERIO DE EDUCACIÓN (IPASME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (Ipasme), tiene por objeto promover y desarrollar un Sistema de Seguridad Social Integral orientado al mejoramiento permanente de la calidad de vida de los profesores, maestros y personal administrativo del Ministerio del Poder Popular para la Educación y otros organismos afiliados, mediante la prestación oportuna y eficiente de asistencia en sus requerimientos de afiliación, créditos hipotecarios o personales; médico-asistencial, recreativo, deportivos, y de ayudas socio-económicas, siendo imprescindible para ello el establecimiento de mecanismos que garanticen la protección social.

Con el presupuesto asignado el Ipasme formuló seis (6) proyectos con los cuales prevé atender 179.434 personas en el área cultural, recreativa, deportiva y turística; conceder 15.379 créditos, brindar atención médica a 5.821.536 personas, ofrecer asistencia a 3000 estudiantes en las escuelas, fortalecer 943 obras a nivel nacional y otorgar 29.238 aportes socios-económicos a sus afiliados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**6.776.499.053**
INGRESOS CORRIENTES ORDINARIOS	6.776.499.053
INGRESOS NO TRIBUTARIOS	1.936.256.840
Ingresos por aportes y contribuciones a la seguridad social	1.936.256.840
INGRESOS DE OPERACIÓN	349.001.323
Ingresos financieros de instituciones financieras	348.569.115
Otros ingresos de operación	432.208
INGRESOS DE LA PROPIEDAD	220.984
Intereses	54.935
Intereses internos	54.935
Intereses por títulos-valores	54.935
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	166.049
Alquileres	166.049
TRANSFERENCIAS CORRIENTES	4.491.019.906
Transferencias corrientes del sector público	4.491.019.906
Transferencias corrientes internas recibidas del sector público	4.491.019.906
De la República	4.491.019.906
INGRESOS DE CAPITAL	**438.082.260**
RECURSOS PROPIOS DE CAPITAL	13.033.992
Incremento de la depreciación y amortización acumuladas	13.033.992
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	425.048.268
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	425.048.268
Al sector privado	425.048.268
FUENTES DE FINANCIAMIENTO	**1.753.648.723**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	21.280.423
Disminución de otros activos financieros	21.280.423
Disminución de disponibilidades	21.280.423
Disminución de bancos	21.280.423

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INCREMENTO DE PASIVOS	1.732.368.300
Incremento de cuentas y efectos por pagar	1.732.368.300
Incremento de cuentas y efectos por pagar a corto plazo	1.732.368.300
Incremento de aportes patronales y retenciones laborales por pagar	1.732.368.300
Incremento de otros aportes patronales por pagar	466.952.572
Incremento de otras retenciones laborales por pagar	1.265.415.728
TOTAL RECURSOS	**8.968.230.036**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**7.413.821.819**
GASTOS DE CONSUMO	6.591.988.335
Remuneraciones	5.373.392.656
Sueldos, salarios y otras retribuciones	2.135.810.589
Beneficios y complementos de sueldos y salarios	1.268.967.342
Aportes patronales	198.630.730
Prestaciones sociales y otras indemnizaciones	826.099.802
Asistencia socioeconómica	943.884.193
Compra de bienes y servicios	1.035.169.493
Bienes de consumo	265.245.026
Servicios no personales	769.924.467
Impuestos indirectos	170.392.194
Depreciación y amortización	13.033.992
GASTOS DE LA PROPIEDAD	22.000
Derechos sobre bienes intangibles	22.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	811.508.002
Al sector privado	811.508.002
Transferencias corrientes al sector privado	806.508.002
Directas a personas	762.585.664
Pensiones y otros beneficios asociados	193.672.843
Jubilaciones y otros beneficios asociados	568.912.821
A instituciones sin fines de lucro	8.200
Otras transferencias corrientes internas al sector privado	43.914.138
Donaciones corrientes al sector privado	5.000.000
Donaciones a personas	5.000.000
OTROS GASTOS CORRIENTES	10.303.482
Obligaciones del ejercicio vigente	100.000
Indemnizaciones diversas	100.000
Indemnizaciones y sanciones pecuniarias	200.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
Otros gastos corrientes	10.003.482
Bienes y servicios para la venta	10.003.482
GASTOS DE CAPITAL	**1.478.408.215**
INVERSIÓN REAL DIRECTA	384.073.215
Formación bruta de capital fijo	384.073.215
Maquinaria, equipos y otros bienes muebles	282.797.945
Construcciones de bienes de dominio privado	101.275.270
TRANSFERENCIAS Y DONACIONES DE CAPITAL	4.000.000
Al sector privado	4.000.000
Donaciones de capital al sector privado	4.000.000
A personas	3.000.000
A instituciones sin fines de lucro	1.000.000
INVERSIÓN FINANCIERA	1.090.335.000
Concesión de préstamos a corto plazo	94.095.000
Al sector privado	94.095.000
Concesión de préstamos a largo plazo	996.240.000
Al sector privado	996.240.000
APLICACIONES FINANCIERAS	**76.000.002**
DISMINUCIÓN DE PASIVOS	76.000.002
Disminución de cuentas y efectos por pagar	61.000.000
Disminución de cuentas y efectos por pagar a corto plazo	46.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.000.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	40.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de otras cuentas y efectos por pagar	15.000.000
Disminución de otras cuentas por pagar a corto plazo	15.000.000
Disminución de otros pasivos	15.000.002
Disminución de obligaciones de ejercicios anteriores	15.000.002
TOTAL GASTOS	**8.968.230.036**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124695	Concesión de Créditos.	crédito			15.379				1.229.836.320	1.229.836.320
124732	Atención asistencial a los afiliados(as), beneficiarios(as) y comunidad en general.	consulta			5.821.536	2.279.000.264	1.398.996.665		502.531.980	4.180.528.909
124876	Fortalecimiento de la infraestructura del Ipasme.	obra			943	452.807.574	217.017.215			669.824.789
124911	Atención socio-económica al afiliado(a).	pago			29.238		59.593.951			59.593.951
125232	Asistencia cultural, recreativa, deportiva y turística a los afiliados(as), beneficiarios(as) del Ipasme.	persona			179.434		104.600.586			104.600.586
126943	Proyecto Salud Integral Escolar	estudiante			3.000		9.480.055			9.480.055
					TOTAL	**2.731.807.838**	**1.789.688.472**		**1.732.368.300**	**6.253.864.610**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.543.133.497			1.543.133.497
02	Gestión administrativa	13.033.992	395.612.273			408.646.265
03	Previsión y protección social		762.585.664			762.585.664
	TOTAL	**13.033.992**	**2.701.331.434**			**2.714.365.426**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7.126**	**2.390**	**901**	**10.417**	**703.536.807**	**25.118.236**	**728.655.043**
Alto Nivel y de Dirección	5	15		20	914.589		914.589
Directivo	102	34		136	549.591		549.591
Profesional y Técnico	2.484	828	498	3.810	236.700.500	11.810.505	248.511.005
Personal Administrativo	1.685	562	141	2.388	120.670.844	6.007.094	126.677.938
Personal Médico	680	227	262	1.169	106.747.285	5.313.967	112.061.252
Obrero	2.170	724		2.894	237.953.998	1.986.670	239.940.668
Personal Contratado	**2.601**	**867**		**3.468**	**119.887.275**		**119.887.275**
Directivo	59	20		79	109.350		109.350
Profesional y Técnico	720	240		960	59.005.655		59.005.655
Personal Administrativo	793	264		1.057	22.459.406		22.459.406
Personal Médico	638	213		851	18.519.178		18.519.178
Obrero	391	130		521	19.793.686		19.793.686
TOTAL	**9.727**	**3.257**	**901**	**13.885**	**823.424.082**	**25.118.236**	**848.542.318**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.490**	**862**	**3.352**	**568.912.821**
Médicos	517	462	979	88.211.098
Empleados	967	206	1.173	267.106.624
Obreros	1.006	194	1.200	213.595.099
Pensionados	**930**	**280**	**1.210**	**193.672.843**
Médicos	101	75	176	30.029.372
Empleados	578	149	727	90.930.098
Obreros	251	56	307	72.713.373
TOTAL	**3.420**	**1.142**	**4.562**	**762.585.664**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	5.373.392.656
4.02	Materiales, suministros y mercancías	275.248.508
4.03	Servicios no personales	940.338.661
4.04	Activos reales	384.073.215
4.05	Activos financieros	1.090.335.000
4.07	Transferencias y donaciones	815.508.002
4.08	Otros gastos	13.333.992
4.11	Disminución de pasivos	76.000.002
	TOTAL	**8.968.230.036**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.776.499.053**
INGRESOS CORRIENTES ORDINARIOS	6.776.499.053
INGRESOS NO TRIBUTARIOS	1.936.256.840
Ingresos por aportes y contribuciones a la seguridad social	1.936.256.840
INGRESOS DE OPERACIÓN	349.001.323
Ingresos financieros de instituciones financieras	348.569.115
Otros ingresos de operación	432.208
INGRESOS DE LA PROPIEDAD	220.984
Intereses	54.935
Intereses internos	54.935
Intereses por títulos-valores	54.935
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	166.049
Alquileres	166.049
TRANSFERENCIAS CORRIENTES	4.491.019.906
Transferencias corrientes del sector público	4.491.019.906
Transferencias corrientes internas recibidas del sector público	4.491.019.906
De la República	4.491.019.906
Ministerio del Poder Popular para la Educación	4.491.019.906
Recursos Ordinarios	4.491.019.906
1.2 GASTOS CORRIENTES	**7.413.821.819**
GASTOS DE CONSUMO	6.591.988.335
Remuneraciones	5.373.392.656
Sueldos, salarios y otras retribuciones	2.135.810.589
Beneficios y complementos de sueldos y salarios	1.268.967.342
Aportes patronales	198.630.730
Prestaciones sociales y otras indemnizaciones	826.099.802
Asistencia socioeconómica	943.884.193

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	1.035.169.493
Bienes de consumo	265.245.026
Servicios no personales	769.924.467
Impuestos indirectos	170.392.194
Depreciación y amortización	13.033.992
GASTOS DE LA PROPIEDAD	22.000
Derechos sobre bienes intangibles	22.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	811.508.002
Al sector privado	811.508.002
Transferencias corrientes al sector privado	806.508.002
Directas a personas	762.585.664
Pensiones y otros beneficios asociados	193.672.843
Jubilaciones y otros beneficios asociados	568.912.821
A instituciones sin fines de lucro	8.200
Otras transferencias corrientes internas al sector privado	43.914.138
Donaciones corrientes al sector privado	5.000.000
Donaciones a personas	5.000.000
OTROS GASTOS CORRIENTES	10.303.482
Obligaciones del ejercicio vigente	100.000
Indemnizaciones diversas	100.000
Indemnizaciones y sanciones pecuniarias	200.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
Otros gastos corrientes	10.003.482
Bienes y servicios para la venta	10.003.482
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(637.322.766)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(199.240.506)**
RECURSOS PROPIOS DE CAPITAL	(624.288.774)
Desahorro en cuenta corriente	(637.322.766)
Incremento de la depreciación y amortización acumuladas	13.033.992
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	425.048.268
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	425.048.268
Al sector privado	425.048.268
2.2 GASTOS DE CAPITAL	**1.478.408.215**
INVERSIÓN REAL DIRECTA	384.073.215
Formación bruta de capital fijo	384.073.215
Maquinaria, equipos y otros bienes muebles	282.797.945
Construcciones de bienes de dominio privado	101.275.270
TRANSFERENCIAS Y DONACIONES DE CAPITAL	4.000.000
Al sector privado	4.000.000
Donaciones de capital al sector privado	4.000.000
A personas	3.000.000
A instituciones sin fines de lucro	1.000.000
INVERSIÓN FINANCIERA	1.090.335.000
Concesión de préstamos a corto plazo	94.095.000
Al sector privado	94.095.000
Concesión de préstamos a largo plazo	996.240.000
Al sector privado	996.240.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.677.648.721)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.753.648.723**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	21.280.423
Disminución de otros activos financieros	21.280.423
Disminución de disponibilidades	21.280.423
Disminución de bancos	21.280.423
INCREMENTO DE PASIVOS	1.732.368.300
Incremento de cuentas y efectos por pagar	1.732.368.300
Incremento de cuentas y efectos por pagar a corto plazo	1.732.368.300
Incremento de aportes patronales y retenciones laborales por pagar	1.732.368.300
Incremento de otros aportes patronales por pagar	466.952.572
Incremento de otras retenciones laborales por pagar	1.265.415.728
3.2 APLICACIONES FINANCIERAS	**1.753.648.723**
DISMINUCIÓN DE PASIVOS	76.000.002
Disminución de cuentas y efectos por pagar	61.000.000
Disminución de cuentas y efectos por pagar a corto plazo	46.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.000.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	40.000.000
Disminución de otras cuentas y efectos por pagar	15.000.000
Disminución de otras cuentas por pagar a corto plazo	15.000.000
Disminución de otros pasivos	15.000.002
Disminución de obligaciones de ejercicios anteriores	15.000.002
DÉFICIT FINANCIERO	1.677.648.721

A0129

Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA INFANCIA Y A LA FAMILIA (SENIFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA), tiene como misión promover, financiar y asesorar a organizaciones comunitarias, gobiernos regionales y locales, dentro de un esquema de responsabilidad compartida, con la finalidad de apoyar el desarrollo integral de la infancia y su familia en situación de pobreza.

Para el Ejercicio Económico Financiero 2015 ejecutará el proyecto "Fortalecimiento de la atención integral de calidad a niñas y niños de 0 a 6 años de edad, familia y comunidad" con el que prevé atender una población de 170.872 niñas y niños.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.267.196.351**
INGRESOS CORRIENTES ORDINARIOS	1.267.196.351
TRANSFERENCIAS CORRIENTES	1.267.196.351
Transferencias corrientes del sector público	1.267.196.351
Transferencias corrientes internas recibidas del sector público	1.267.196.351
De la República	1.267.196.351
INGRESOS DE CAPITAL	**2.824.947**
RECURSOS PROPIOS DE CAPITAL	2.824.947
Incremento de la depreciación y amortización acumuladas	2.824.947
TOTAL RECURSOS	**1.270.021.298**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.256.819.549**
GASTOS DE CONSUMO	417.218.728
Remuneraciones	364.798.743
Sueldos, salarios y otras retribuciones	86.214.402
Beneficios y complementos de sueldos y salarios	75.688.909
Aportes patronales	14.637.101
Prestaciones sociales y otras indemnizaciones	44.680.527
Asistencia socioeconómica	143.577.804
Compra de bienes y servicios	43.401.361
Bienes de consumo	14.692.390
Servicios no personales	28.708.971
Impuestos indirectos	6.193.677
Depreciación y amortización	2.824.947
TRANSFERENCIAS Y DONACIONES CORRIENTES	839.500.821
Al sector privado	839.500.821
Transferencias corrientes al sector privado	7.810.065
Directas a personas	7.810.065
Pensiones y otros beneficios asociados	1.264.789
Jubilaciones y otros beneficios asociados	6.545.276
Donaciones corrientes al sector privado	831.690.756
Donaciones a personas	831.690.756
OTROS GASTOS CORRIENTES	100.000
Indemnizaciones y sanciones pecuniarias	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
GASTOS DE CAPITAL	**13.201.749**
INVERSIÓN REAL DIRECTA	13.201.749
Formación bruta de capital fijo	13.201.749
Maquinaria, equipos y otros bienes muebles	13.201.749
TOTAL GASTOS	**1.270.021.298**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125401	Fortalecimiento de la atención integral de calidad a niñas y niños de 0 a 6 años de edad, familia y comunidad	población			170.872		1.159.794.186			1.159.794.186
					TOTAL		1.159.794.186			1.159.794.186

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		95.260.367			95.260.367
02	Gestión administrativa	2.824.947	4.331.733			7.156.680
03	Previsión y protección social		7.810.065			7.810.065
	TOTAL	2.824.947	107.402.165			110.227.112

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**70**	**19**	**70**	**159**	**8.857.629**	**4.450.438**	**13.308.067**
Directivo	7	3	38	48	2.673.973	1.343.529	4.017.502
Profesional y Técnico	36	16	25	77	4.289.498	2.155.245	6.444.743
Personal Administrativo	27		7	34	1.894.158	951.664	2.845.822
Personal Contratado	**393**	**105**		**498**	**28.343.331**		**28.343.331**
Directivo	16	4		20	1.138.287		1.138.287
Profesional y Técnico	200	26		226	12.862.640		12.862.640
Personal Administrativo	177	75		252	14.342.404		14.342.404
TOTAL	463	124	70	657	37.200.960	4.450.438	41.651.398

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**24**	**4**	**28**	**6.545.276**
Empleados	24	4	28	6.545.276
Pensionados	**4**	**2**	**6**	**1.264.789**
Empleados	4	2	6	1.264.789
TOTAL	28	6	34	7.810.065

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	364.798.743
4.02	Materiales, suministros y mercancías	14.692.390
4.03	Servicios no personales	34.902.648
4.04	Activos reales	13.201.749
4.07	Transferencias y donaciones	839.500.821
4.08	Otros gastos	2.924.947
	TOTAL	**1.270.021.298**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.267.196.351**
INGRESOS CORRIENTES ORDINARIOS	1.267.196.351
TRANSFERENCIAS CORRIENTES	1.267.196.351
Transferencias corrientes del sector público	1.267.196.351
Transferencias corrientes internas recibidas del sector público	1.267.196.351
De la República	1.267.196.351
Ministerio del Poder Popular para la Educación	1.267.196.351
Recursos Ordinarios	1.267.196.351
1.2 GASTOS CORRIENTES	**1.256.819.549**
GASTOS DE CONSUMO	417.218.728
Remuneraciones	364.798.743
Sueldos, salarios y otras retribuciones	86.214.402
Beneficios y complementos de sueldos y salarios	75.688.909
Aportes patronales	14.637.101
Prestaciones sociales y otras indemnizaciones	44.680.527
Asistencia socioeconómica	143.577.804
Compra de bienes y servicios	43.401.361
Bienes de consumo	14.692.390
Servicios no personales	28.708.971
Impuestos indirectos	6.193.677
Depreciación y amortización	2.824.947
TRANSFERENCIAS Y DONACIONES CORRIENTES	839.500.821
Al sector privado	839.500.821
Transferencias corrientes al sector privado	7.810.065
Directas a personas	7.810.065
Pensiones y otros beneficios asociados	1.264.789
Jubilaciones y otros beneficios asociados	6.545.276
Donaciones corrientes al sector privado	831.690.756
Donaciones a personas	831.690.756
OTROS GASTOS CORRIENTES	100.000
Indemnizaciones y sanciones pecuniarias	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**10.376.802**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**13.201.749**
RECURSOS PROPIOS DE CAPITAL	13.201.749
Ahorro en cuenta corriente	10.376.802
Incremento de la depreciación y amortización acumuladas	2.824.947
2.2 GASTOS DE CAPITAL	**13.201.749**
INVERSIÓN REAL DIRECTA	13.201.749
Formación bruta de capital fijo	13.201.749
Maquinaria, equipos y otros bienes muebles	13.201.749
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0135

Academia Nacional de Ciencias Económicas

ACADEMIA NACIONAL DE CIENCIAS ECONÓMICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Academia tiene como actividad principal el desarrollo de las ciencias económicas y el estudio de la economía venezolana; promover, estimular y difundir trabajos de investigación de las ciencias económicas, cooperación en la elaboración de lineamiento de la estrategia de desarrollo económico y social y las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", opinar en la elaboración de proyectos de leyes en materia económica y formar una biblioteca de obras de ciencias económicas.

Para el Ejercicio Económico Financiero 2015, el ente prevé alcanzar la siguiente meta: atender a 1.500 usuarios a través del proyecto "Difusión del Conocimiento de las Ciencias Económicas".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.190.821**
INGRESOS CORRIENTES ORDINARIOS	1.190.821
TRANSFERENCIAS CORRIENTES	1.190.821
Transferencias corrientes del sector público	1.190.821
Transferencias corrientes internas recibidas del sector público	1.190.821
De la República	1.190.821
INGRESOS DE CAPITAL	**6.936**
RECURSOS PROPIOS DE CAPITAL	6.936
Incremento de la depreciación y amortización acumuladas	6.936
TOTAL RECURSOS	**1.197.757**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.197.757**
GASTOS DE CONSUMO	1.197.757
Remuneraciones	902.640
Sueldos, salarios y otras retribuciones	498.120
Beneficios y complementos de sueldos y salarios	197.256
Aportes patronales	52.528
Prestaciones sociales y otras indemnizaciones	126.736
Asistencia socioeconómica	28.000
Compra de bienes y servicios	257.821
Bienes de consumo	61.022
Servicios no personales	196.799
Impuestos indirectos	30.360
Depreciación y amortización	6.936
TOTAL GASTOS	**1.197.757**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125307	Difusión del conocimiento de las Ciencias Económicas	usuario	750	750	1.500		630.126			630.126
					TOTAL		**630.126**			**630.126**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		440.514			440.514
02	Gestión administrativa	6.936	120.181			127.117
	TOTAL	**6.936**	**560.695**			**567.631**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**3**		**8**	**306.092**		**306.092**
Profesional y Técnico	1			1	42.514		42.514
Personal Administrativo	3	2		5	212.566		212.566
Obrero	1	1		2	51.012		51.012
Personal Contratado	**1**	**2**		**3**	**84.000**		**84.000**
Profesional y Técnico	1	2		3	84.000		84.000
TOTAL	**6**	**5**		**11**	**390.092**		**390.092**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	902.640
4.02	Materiales, suministros y mercancías	61.022
4.03	Servicios no personales	227.159
4.08	Otros gastos	6.936
	TOTAL	**1.197.757**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.190.821**
INGRESOS CORRIENTES ORDINARIOS	1.190.821
TRANSFERENCIAS CORRIENTES	1.190.821
Transferencias corrientes del sector público	1.190.821
Transferencias corrientes internas recibidas del sector público	1.190.821
De la República	1.190.821
Ministerio del Poder Popular para la Educación	1.190.821
Recursos Ordinarios	1.190.821
1.2 GASTOS CORRIENTES	**1.197.757**
GASTOS DE CONSUMO	1.197.757
Remuneraciones	902.640
Sueldos, salarios y otras retribuciones	498.120
Beneficios y complementos de sueldos y salarios	197.256
Aportes patronales	52.528
Prestaciones sociales y otras indemnizaciones	126.736
Asistencia socioeconómica	28.000
Compra de bienes y servicios	257.821
Bienes de consumo	61.022
Servicios no personales	196.799
Impuestos indirectos	30.360
Depreciación y amortización	6.936
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.936)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
RECURSOS PROPIOS DE CAPITAL	**0**
Desahorro en cuenta corriente	(6.936)
Incremento de la depreciación y amortización acumuladas	6.936
2.2 RECURSOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0136

Academia de Ciencias Físicas, Matemáticas y Naturales

ACADEMIA DE CIENCIAS FÍSICAS, MATEMÁTICAS Y NATURALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Academia de Ciencias Físicas, Matemáticas y Naturales fue creada por ley del Congreso de los Estados Unidos de Venezuela del 19 de junio de 1917, iniciando sus actividades el mismo año, constituyéndose de esta manera como Corporación de Derecho Público, cuya actividad principal es fomentar las actividades de las ciencias físicas, matemáticas y naturales, promoviendo acciones en el ámbito nacional e internacional para el logro de una difusión y el fortalecimiento de estas ciencias y sus aplicaciones a través de conferencias, congresos, seminarios, foros, publicaciones de trabajos y cualquier otro medio que se considere adecuado para este fin.

Para el Ejercicio Económico Financiero 2015, la Academia tiene previsto atender a 220.000 usuarios a través del proyecto "Investigación y difusión del conocimiento de las Ciencias Físicas, Matemáticas y Naturales" y 9.600 usuarios con el proyecto "Enseñanza de las Ciencias Basada en la Indagación".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.208.655**
INGRESOS CORRIENTES ORDINARIOS	2.208.655
TRANSFERENCIAS CORRIENTES	2.208.655
Transferencias corrientes del sector público	2.208.655
Transferencias corrientes internas recibidas del sector público	2.208.655
De la República	2.208.655
INGRESOS DE CAPITAL	**36.000**
RECURSOS PROPIOS DE CAPITAL	36.000
Incremento de la depreciación y amortización acumuladas	36.000
TOTAL RECURSOS	**2.244.655**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.226.655**
GASTOS DE CONSUMO	2.226.655
Remuneraciones	1.508.407
Sueldos, salarios y otras retribuciones	897.625
Beneficios y complementos de sueldos y salarios	281.250
Aportes patronales	76.032
Prestaciones sociales y otras indemnizaciones	156.684
Asistencia socioeconómica	79.316
Otros gastos de personal	17.500
Compra de bienes y servicios	682.248
Bienes de consumo	108.900
Servicios no personales	573.348
Depreciación y amortización	36.000
GASTOS DE CAPITAL	**18.000**
INVERSIÓN REAL DIRECTA	18.000
Formación bruta de capital fijo	18.000
Maquinaria, equipos y otros bienes muebles	18.000
TOTAL GASTOS	**2.244.655**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124743	Investigación y difusión del conocimiento de las Ciencias Físicas, Matemáticas y Naturales	usuario	100.000	120.000	220.000		1.009.329			1.009.329
124749	Enseñanza de las Ciencias basada en la Indagación	usuario	5.000	4.600	9.600		131.000			131.000
					TOTAL		**1.140.329**			**1.140.329**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		775.078			775.078
02	Gestión administrativa	36.000	293.248			329.248
	TOTAL	**36.000**	**1.068.326**			**1.104.326**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**5**		**9**	**543.108**		**543.108**
Profesional y Técnico	1	3		4	296.448		296.448
Personal Administrativo	3			3	134.400		134.400
Obrero		2		2	112.260		112.260
Personal Contratado	**1**	**1**		**2**	**75.000**		**75.000**
Profesional y Técnico	1	1		2	75.000		75.000
TOTAL	**5**	**6**		**11**	**618.108**		**618.108**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.508.407
4.02	Materiales, suministros y mercancías	108.900
4.03	Servicios no personales	573.348
4.04	Activos reales	18.000
4.08	Otros gastos	36.000
	TOTAL	**2.244.655**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.208.655**
INGRESOS CORRIENTES ORDINARIOS	2.208.655
TRANSFERENCIAS CORRIENTES	2.208.655
Transferencias corrientes del sector público	2.208.655
Transferencias corrientes internas recibidas del sector público	2.208.655
De la República	2.208.655
Ministerio del Poder Popular para la Educación	2.208.655
Recursos Ordinarios	2.208.655
1.2 GASTOS CORRIENTES	**2.226.655**
GASTOS DE CONSUMO	2.226.655
Remuneraciones	1.508.407
Sueldos, salarios y otras retribuciones	897.625
Beneficios y complementos de sueldos y salarios	281.250
Aportes patronales	76.032
Prestaciones sociales y otras indemnizaciones	156.684
Asistencia socioeconómica	79.316
Otros gastos de personal	17.500
Compra de bienes y servicios	682.248
Bienes de consumo	108.900
Servicios no personales	573.348
Depreciación y amortización	36.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(18.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**18.000**
RECURSOS PROPIOS DE CAPITAL	18.000
Desahorro en cuenta corriente	(18.000)
Incremento de la depreciación y amortización acumuladas	36.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**18.000**
INVERSIÓN REAL DIRECTA	18.000
Formación bruta de capital fijo	18.000
Maquinaria, equipos y otros bienes muebles	18.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0137

Academia de Ciencias Políticas y Sociales

ACADEMIA DE CIENCIAS POLÍTICAS Y SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Academia de Ciencias Políticas y Sociales fue creada por el Congreso Nacional, mediante Ley Orgánica del 16 de junio de 1915, y se rige por Ley del 30 de junio de 1924. Es una Corporación de Derecho Público cuyo inicio de operaciones fue en 1915 y su actividad principal es propiciar el desarrollo y progreso de las ciencias políticas y sociales en general, así como cooperar con el progreso y mejora de la legislación venezolana, redactar y revisar proyectos de códigos y demás leyes que le sean presentados por el Ejecutivo Nacional, así como aquellas de carácter local.

Su misión es realizar acciones que permitan el desarrollo, la investigación en el mundo jurídico, el progreso de las ciencias políticas y sociales en general y de las ciencias jurídicas en particular.

Para el Ejercicio Económico Financiero 2015, la Academia tiene previsto atender a 250.000 usuarios a través del proyecto "Difusión del conocimiento de las Ciencias Jurídicas".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.206.409**
INGRESOS CORRIENTES ORDINARIOS	3.206.409
TRANSFERENCIAS CORRIENTES	3.206.409
Transferencias corrientes del sector público	3.206.409
Transferencias corrientes internas recibidas del sector público	3.206.409
De la República	3.206.409
INGRESOS DE CAPITAL	**36.000**
RECURSOS PROPIOS DE CAPITAL	36.000
Incremento de la depreciación y amortización acumuladas	36.000
TOTAL RECURSOS	**3.242.409**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**3.219.209**
GASTOS DE CONSUMO	3.219.209
Remuneraciones	1.938.552
Sueldos, salarios y otras retribuciones	865.695
Beneficios y complementos de sueldos y salarios	459.627
Aportes patronales	91.692
Prestaciones sociales y otras indemnizaciones	127.882
Asistencia socioeconómica	370.656
Otros gastos de personal	23.000
Compra de bienes y servicios	1.244.657
Bienes de consumo	93.000
Servicios no personales	1.151.657
Depreciación y amortización	36.000
GASTOS DE CAPITAL	**23.200**
INVERSIÓN REAL DIRECTA	23.200
Formación bruta de capital fijo	23.200
Maquinaria, equipos y otros bienes muebles	23.200
TOTAL GASTOS	**3.242.409**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125362	Difusión del conocimiento de las Ciencias Jurídicas	usuario			250.000		1.960.961			1.960.961
					TOTAL		1.960.961			1.960.961

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		885.291			885.291
02	Gestión administrativa	36.000	360.157			396.157
	TOTAL	36.000	1.245.448			1.281.448

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**3**		**14**	**700.904**		**700.904**
Profesional y Técnico	8			8	370.244		370.244
Personal Administrativo	3			3	171.624		171.624
Obrero		3		3	159.036		159.036
TOTAL	**11**	**3**		**14**	**700.904**		**700.904**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.938.552
4.02	Materiales, suministros y mercancías	93.000
4.03	Servicios no personales	1.151.657
4.04	Activos reales	23.200
4.08	Otros gastos	36.000
	TOTAL	**3.242.409**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.206.409**
INGRESOS CORRIENTES ORDINARIOS	3.206.409
TRANSFERENCIAS CORRIENTES	3.206.409
Transferencias corrientes del sector público	3.206.409
Transferencias corrientes internas recibidas del sector público	3.206.409
De la República	3.206.409
Ministerio del Poder Popular para la Educación	3.206.409
Recursos Ordinarios	3.206.409
1.2 GASTOS CORRIENTES	**3.219.209**
GASTOS DE CONSUMO	3.219.209
Remuneraciones	1.938.552
Sueldos, salarios y otras retribuciones	865.695
Beneficios y complementos de sueldos y salarios	459.627
Aportes patronales	91.692
Prestaciones sociales y otras indemnizaciones	127.882
Asistencia socioeconómica	370.656
Otros gastos de personal	23.000
Compra de bienes y servicios	1.244.657
Bienes de consumo	93.000
Servicios no personales	1.151.657
Depreciación y amortización	36.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(12.800)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**23.200**
RECURSOS PROPIOS DE CAPITAL	23.200
Desahorro en cuenta corriente	(12.800)
Incremento de la depreciación y amortización acumuladas	36.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**23.200**
INVERSIÓN REAL DIRECTA	23.200
Formación bruta de capital fijo	23.200
Maquinaria, equipos y otros bienes muebles	23.200
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0138

Academia Nacional de la Historia

ACADEMIA NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Academia Nacional de la Historia, es una Corporación de Derecho Público, que tiene como misión: identificar, acopiar y rescatar la información documental, hemerográfica, bibliográfica, digitalizada y audiovisual disponible sobre la vida política, económica, cultural y social de la nación; velar porque sea tratado con la mayor objetividad, así como custodiar su legado histórico, preservarlo y organizarlo.

Para el Ejercicio Económico Financiero 2015, la academia tiene previsto atender a 49.489 usuarios a través del proyecto "Fortalecimiento, promoción y difusión del acervo histórico, conservación y automatización de las colecciones documentales y hemerográficas".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.517.550**
INGRESOS CORRIENTES ORDINARIOS	3.517.550
TRANSFERENCIAS CORRIENTES	3.517.550
Transferencias corrientes del sector público	3.517.550
Transferencias corrientes internas recibidas del sector público	3.517.550
De la República	3.517.550
INGRESOS DE CAPITAL	**11.940**
RECURSOS PROPIOS DE CAPITAL	11.940
Incremento de la depreciación y amortización acumuladas	11.940
TOTAL RECURSOS	**3.529.490**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**3.345.731**
GASTOS DE CONSUMO	3.345.731
Remuneraciones	1.966.161
Sueldos, salarios y otras retribuciones	558.711
Beneficios y complementos de sueldos y salarios	393.121
Aportes patronales	60.181
Prestaciones sociales y otras indemnizaciones	179.139
Asistencia socioeconómica	654.067
Otros gastos de personal	120.942
Compra de bienes y servicios	1.367.630
Bienes de consumo	321.784
Servicios no personales	1.045.846
Depreciación y amortización	11.940
GASTOS DE CAPITAL	**183.759**
INVERSIÓN REAL DIRECTA	183.759
Formación bruta de capital fijo	183.759
Maquinaria, equipos y otros bienes muebles	183.759
TOTAL GASTOS	**3.529.490**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124726	Fortalecimiento, promoción y difusión del acervo histórico, conservación y automatización de las colecciones documentales y hemerográficas.	usuario	34.643	14.846	49.489		1.906.216			1.906.216
					TOTAL		1.906.216			1.906.216

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.219.929			1.219.929
02	Gestión administrativa	11.940	391.405			403.345
	TOTAL	11.940	1.611.334			1.623.274

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**3**		**11**	**413.168**		**413.168**
Personal Administrativo	2	1		3	141.040		141.040
Obrero	6	2		8	272.128		272.128
TOTAL	**8**	**3**		**11**	**413.168**		**413.168**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.966.161
4.02	Materiales, suministros y mercancías	321.784
4.03	Servicios no personales	1.045.846
4.04	Activos reales	183.759
4.08	Otros gastos	11.940
	TOTAL	**3.529.490**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.517.550**
INGRESOS CORRIENTES ORDINARIOS	3.517.550
TRANSFERENCIAS CORRIENTES	3.517.550
Transferencias corrientes del sector público	3.517.550
Transferencias corrientes internas recibidas del sector público	3.517.550
De la República	3.517.550
Ministerio del Poder Popular para la Educación	3.517.550
Recursos Ordinarios	3.517.550
1.2 GASTOS CORRIENTES	**3.345.731**
GASTOS DE CONSUMO	3.345.731
Remuneraciones	1.966.161
Sueldos, salarios y otras retribuciones	558.711
Beneficios y complementos de sueldos y salarios	393.121
Aportes patronales	60.181
Prestaciones sociales y otras indemnizaciones	179.139
Asistencia socioeconómica	654.067
Otros gastos de personal	120.942
Compra de bienes y servicios	1.367.630
Bienes de consumo	321.784
Servicios no personales	1.045.846
Depreciación y amortización	11.940
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**171.819**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**183.759**
RECURSOS PROPIOS DE CAPITAL	183.759
Ahorro en cuenta corriente	171.819
Incremento de la depreciación y amortización acumuladas	11.940
2.2 GASTOS DE CAPITAL	**183.759**
INVERSIÓN REAL DIRECTA	183.759
Formación bruta de capital fijo	183.759
Maquinaria, equipos y otros bienes muebles	183.759
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0139

Academia Venezolana de la Lengua

ACADEMIA VENEZOLANA DE LA LENGUA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Academia Venezolana de la Lengua fue creada el 10 de abril de 1883, por el entonces Presidente de la República Antonio Guzmán Blanco, constituyéndose en un ente autónomo sin fines de lucro, e inició sus actividades el día 26 de julio de 1883, cuya misión es el mejoramiento del idioma y la difusión de la bibliografía de autores venezolanos.

La institución ha sido entendida como órgano rector de la actividad lingüística y literaria del país, auspiciando investigaciones y estudios que describen los usos de la lengua venezolana, promoviendo y divulgando la creación literaria y su estudio en todas las manifestaciones. Asimismo, entre sus tareas capitales debe destacarse la asesoría y el trabajo conjunto en los distintos proyectos lingüísticos de la Real Academia Española (RAE) y de la Asociación de Academias de la Lengua Española (Asale).

Para el Ejercicio Económico Financiero 2015 el ente prevé alcanzar la siguiente meta: atender a 9.400 usuarios a través del proyecto "Estudio y divulgación del patrimonio lingüístico y literario venezolano".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.099.815**
INGRESOS CORRIENTES ORDINARIOS	1.099.815
TRANSFERENCIAS CORRIENTES	1.099.815
Transferencias corrientes del sector público	1.099.815
Transferencias corrientes internas recibidas del sector público	1.099.815
De la República	1.099.815
INGRESOS DE CAPITAL	**43.812**
RECURSOS PROPIOS DE CAPITAL	43.812
Incremento de la depreciación y amortización acumuladas	43.812
TOTAL RECURSOS	**1.143.627**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.143.627**
GASTOS DE CONSUMO	1.131.627
Remuneraciones	960.807
Sueldos, salarios y otras retribuciones	513.543
Beneficios y complementos de sueldos y salarios	234.229
Aportes patronales	45.360
Prestaciones sociales y otras indemnizaciones	100.400
Asistencia socioeconómica	67.275
Compra de bienes y servicios	113.400
Bienes de consumo	46.800
Servicios no personales	66.600
Impuestos indirectos	13.608
Depreciación y amortización	43.812
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.000
Al sector privado	12.000
Donaciones corrientes al sector privado	12.000
Donaciones a personas	12.000
TOTAL GASTOS	**1.143.627**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125364	Estudio y divulgación del Patrimonio Lingüístico y Literario Venezolano	usuario	4.700	4.700	9.400		609.844			609.844
					TOTAL		**609.844**			**609.844**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		424.563			424.563
02	Gestión administrativa	43.812	65.408			109.220
	TOTAL	**43.812**	**489.971**			**533.783**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3**	**1**	**3**	**7**	**306.096**		**306.096**
Profesional y Técnico			2	2	102.030		102.030
Personal Administrativo	2		1	3	102.030		102.030
Obrero	1	1		2	102.036		102.036
Personal Contratado		**3**		**3**	**84.999**		**84.999**
Directivo		1		1	36.000		36.000
Profesional y Técnico		2		2	48.999		48.999
TOTAL	**3**	**4**	**3**	**10**	**391.095**		**391.095**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	960.807
4.02	Materiales, suministros y mercancías	46.800
4.03	Servicios no personales	80.208
4.07	Transferencias y donaciones	12.000
4.08	Otros gastos	43.812
	TOTAL	**1.143.627**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.099.815**
INGRESOS CORRIENTES ORDINARIOS	1.099.815
TRANSFERENCIAS CORRIENTES	1.099.815
Transferencias corrientes del sector público	1.099.815
Transferencias corrientes internas recibidas del sector público	1.099.815
De la República	1.099.815
Ministerio del Poder Popular para la Educación	1.099.815
Recursos Ordinarios	1.099.815
1.2 GASTOS CORRIENTES	**1.143.627**
GASTOS DE CONSUMO	1.131.627
Remuneraciones	960.807
Sueldos, salarios y otras retribuciones	513.543
Beneficios y complementos de sueldos y salarios	234.229
Aportes patronales	45.360
Prestaciones sociales y otras indemnizaciones	100.400
Asistencia socioeconómica	67.275
Compra de bienes y servicios	113.400
Bienes de consumo	46.800
Servicios no personales	66.600
Impuestos indirectos	13.608
Depreciación y amortización	43.812
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.000
Al sector privado	12.000
Donaciones corrientes al sector privado	12.000
Donaciones a personas	12.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(43.812)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
RECURSOS PROPIOS DE CAPITAL	
Desahorro en cuenta corriente	(43.812)
Incremento de la depreciación y amortización acumuladas	43.812

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	0
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0140

Academia Nacional de Medicina

ACADEMIA NACIONAL DE MEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Academia fue creada el 8 de abril de 1904, mediante la Ley Orgánica de la Academia Nacional de Medicina. En la Gaceta Oficial de los Estados Unidos de Venezuela N° 20.557 de fecha 5 de agosto de 1941 se le da rango de Corporación Oficial, Científica y Doctrinaria para que represente la Ciencia Médica Nacional, le dé impulso, guarde su tradición y constituya escuela.

La Academia Nacional de Medicina se ocupa de todo lo relativo al estudio de las ciencias biológicas y en especial de la Patología e Higiene Nacional, asuntos en que puede actuar como cuerpo consultor.

Entre los objetivos principales de ésta Academia en su carácter de cuerpo consultor está:

Asesorar al Ejecutivo Nacional acerca de las medidas necesarias para el desarrollo de las ciencias médicas en Venezuela y las relaciones con la salud en general.

Establecer relaciones de intercambio con otras instituciones de carácter científico del país y del exterior.

Para el Ejercicio Económico Financiero 2015, la Academia tiene previsto atender a 15.540 usuarios a través del proyecto "Difusión y estímulo de investigaciones relacionadas con las Ciencias de la Salud".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.026.445**
INGRESOS CORRIENTES ORDINARIOS	3.026.445
TRANSFERENCIAS CORRIENTES	3.026.445
Transferencias corrientes del sector público	3.026.445
Transferencias corrientes internas recibidas del sector público	3.026.445
De la República	3.026.445
INGRESOS DE CAPITAL	**38.676**
RECURSOS PROPIOS DE CAPITAL	38.676
Incremento de la depreciación y amortización acumuladas	38.676
TOTAL RECURSOS	**3.065.121**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.814.830**
GASTOS DE CONSUMO	2.814.830
Remuneraciones	1.980.602
Sueldos, salarios y otras retribuciones	774.438
Beneficios y complementos de sueldos y salarios	214.969
Aportes patronales	90.054
Prestaciones sociales y otras indemnizaciones	180.542
Asistencia socioeconómica	637.345
Otros gastos de personal	83.254
Compra de bienes y servicios	795.552
Bienes de consumo	245.969
Servicios no personales	549.583
Depreciación y amortización	38.676
GASTOS DE CAPITAL	**250.291**
INVERSIÓN REAL DIRECTA	250.291
Formación bruta de capital fijo	250.291
Maquinaria, equipos y otros bienes muebles	250.291
TOTAL GASTOS	**3.065.121**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125361	Difusión y estimulo de investigaciones relacionadas con las Ciencias de la Salud	usuario	9.324	6.216	15.540		1.664.183			1.664.183
					TOTAL		1.664.183			1.664.183

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.072.667			1.072.667
02	Gestión administrativa	38.676	289.595			328.271
	TOTAL	38.676	1.362.262			1.400.938

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**	**2**		**12**	**634.370**		**634.370**
Profesional y Técnico	2	1		3	318.660		318.660
Personal Administrativo	6			6	175.400		175.400
Obrero	2	1		3	140.310		140.310
TOTAL	**10**	**2**		**12**	**634.370**		**634.370**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.980.602
4.02	Materiales, suministros y mercancías	245.969
4.03	Servicios no personales	549.583
4.04	Activos reales	250.291
4.08	Otros gastos	38.676
	TOTAL	**3.065.121**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.026.445**
INGRESOS CORRIENTES ORDINARIOS	3.026.445
TRANSFERENCIAS CORRIENTES	3.026.445
Transferencias corrientes del sector público	3.026.445
Transferencias corrientes internas recibidas del sector público	3.026.445
De la República	3.026.445
Ministerio del Poder Popular para la Educación	3.026.445
Recursos Ordinarios	3.026.445
1.2 GASTOS CORRIENTES	**2.814.830**
GASTOS DE CONSUMO	2.814.830
Remuneraciones	1.980.602
Sueldos, salarios y otras retribuciones	774.438
Beneficios y complementos de sueldos y salarios	214.969
Aportes patronales	90.054
Prestaciones sociales y otras indemnizaciones	180.542
Asistencia socioeconómica	637.345
Otros gastos de personal	83.254
Compra de bienes y servicios	795.552
Bienes de consumo	245.969
Servicios no personales	549.583
Depreciación y amortización	38.676
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**211.615**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**250.291**
RECURSOS PROPIOS DE CAPITAL	250.291
Ahorro en cuenta corriente	211.615
Incremento de la depreciación y amortización acumuladas	38.676
2.2 GASTOS DE CAPITAL	**250.291**
INVERSIÓN REAL DIRECTA	250.291
Formación bruta de capital fijo	250.291
Maquinaria, equipos y otros bienes muebles	250.291
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0323

Fundación de Edificaciones y Dotaciones Educativas (FEDE)

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (FEDE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación de Edificaciones y Dotaciones Educativas (Fede), tiene como objetivo la rehabilitación de la planta física educativa en el ámbito Nacional de los planteles oficiales en los niveles de preescolar, básica, media, diversificada, profesional y educación especial a través de las acciones de construcción, ampliación, reparación, dotación de mobiliario escolar y mantenimiento.

Con el presupuesto asignado la Fundación formuló cinco (5) proyectos con los cuales prevé la construcción de 14 planteles en el subsistema de educación básica, la rehabilitación, ampliación y mejoras de 152 planteles, la construcción y atención de la planta física de cinco (5) escuelas a través de convenios especiales, dotar a 471 planteles de mobiliario escolar, equipos, el pago de servicios básicos y arrendamiento de la planta física educativa de 12.930 inmuebles educativos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.133.436.410**
INGRESOS CORRIENTES ORDINARIOS	1.133.436.410
TRANSFERENCIAS CORRIENTES	1.133.436.410
Transferencias corrientes del sector público	1.133.436.410
Transferencias corrientes internas recibidas del sector público	1.133.436.410
De la República	1.133.436.410
INGRESOS DE CAPITAL	**3.373.871.590**
RECURSOS PROPIOS DE CAPITAL	7.308.000
Incremento de la depreciación y amortización acumuladas	7.308.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.366.563.590
Transferencias y donaciones de capital del sector público	3.366.563.590
Transferencias de capital recibidas del sector público	3.366.563.590
De la República	3.366.563.590
TOTAL RECURSOS	**4.507.308.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.447.960.367**
GASTOS DE CONSUMO	1.412.675.105
Remuneraciones	688.810.580
Sueldos, salarios y otras retribuciones	132.496.796
Beneficios y complementos de sueldos y salarios	194.894.698
Aportes patronales	12.284.749
Prestaciones sociales y otras indemnizaciones	48.287.908
Asistencia socioeconómica	267.690.393
Otros gastos de personal	33.156.036
Compra de bienes y servicios	321.018.903
Bienes de consumo	57.616.165
Servicios no personales	263.402.738
Impuestos indirectos	395.537.622
Depreciación y amortización	7.308.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.285.262
Al sector privado	35.285.262
Transferencias corrientes al sector privado	35.285.262
Directas a personas	35.285.262
Pensiones y otros beneficios asociados	9.603.997
Jubilaciones y otros beneficios asociados	25.681.265
GASTOS DE CAPITAL	**3.058.347.633**
INVERSIÓN REAL DIRECTA	3.058.347.633
Formación bruta de capital fijo	3.051.847.633
Edificios e instalaciones	17.970.297
Maquinaria, equipos y otros bienes muebles	731.384.246
Construcciones de bienes de dominio privado	2.302.493.090
Bienes intangibles	6.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**1.000.000**
DISMINUCIÓN DE PASIVOS	1.000.000
Disminución de otros pasivos	1.000.000
Disminución de obligaciones de ejercicios anteriores	1.000.000
TOTAL GASTOS	**4.507.308.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125365	Construcción de espacios educativos en el Subsistema de Educación Básica.	escuela			14		546.580.130			546.580.130
125366	Atención de la planta física educativa del Subsistema de Educación Básica a través de convenios especiales.	escuela			5		30.000.000			30.000.000
125367	Rehabilitación, ampliación y mejoras de los espacios educativos en el Subsistema de Educación Básica	escuela			152		2.000.847.687			2.000.847.687
125368	Servicios básicos y arrendamientos de la planta física educativa.	inmueble			12.930		241.734.760			241.734.760
125369	Dotación de mobiliario escolar y equipos en el Subsistema de Educación Básica.	escuela			471		789.135.773			789.135.773
					TOTAL		**3.608.298.350**			**3.608.298.350**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		691.646.110			691.646.110
02	Gestión administrativa	7.308.000	164.770.278			172.078.278
03	Previsión y protección social		35.285.262			35.285.262
	TOTAL	**7.308.000**	**891.701.650**			**899.009.650**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**338**	**276**	**109**	**723**	**54.495.556**	**1.122.552**	**55.618.108**
Alto Nivel y de Dirección		1		1	51.017	1.122.552	1.173.569
Directivo	16	23	48	87	4.438.461		4.438.461
Profesional y Técnico	237	168	48	453	37.772.287		37.772.287
Personal Administrativo	59	62	11	132	9.539.696		9.539.696
Obrero	26	22	2	50	2.694.095		2.694.095
Personal Contratado	**55**	**55**		**110**	**12.040.000**		**12.040.000**
Profesional y Técnico	55	55		110	12.040.000		12.040.000
TOTAL	**393**	**331**	**109**	**833**	**66.535.556**	**1.122.552**	**67.658.108**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**42**	**27**	**69**	**25.681.265**
Empleados	42	27	69	25.681.265
Pensionados	**19**	**7**	**26**	**9.603.997**
Empleados	19	7	26	9.603.997
TOTAL	**61**	**34**	**95**	**35.285.262**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	688.810.580
4.02	Materiales, suministros y mercancías	57.616.165
4.03	Servicios no personales	658.940.360
4.04	Activos reales	3.058.347.633
4.07	Transferencias y donaciones	35.285.262
4.08	Otros gastos	7.308.000
4.11	Disminución de pasivos	1.000.000
	TOTAL	**4.507.308.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.133.436.410**
INGRESOS CORRIENTES ORDINARIOS	1.133.436.410
TRANSFERENCIAS CORRIENTES	1.133.436.410
Transferencias corrientes del sector público	1.133.436.410
Transferencias corrientes internas recibidas del sector público	1.133.436.410
De la República	1.133.436.410
Ministerio del Poder Popular para la Educación	1.133.436.410
Recursos Ordinarios	1.133.436.410
1.2 GASTOS CORRIENTES	**1.447.960.367**
GASTOS DE CONSUMO	1.412.675.105
Remuneraciones	688.810.580
Sueldos, salarios y otras retribuciones	132.496.796
Beneficios y complementos de sueldos y salarios	194.894.698
Aportes patronales	12.284.749
Prestaciones sociales y otras indemnizaciones	48.287.908
Asistencia socioeconómica	267.690.393
Otros gastos de personal	33.156.036
Compra de bienes y servicios	321.018.903
Bienes de consumo	57.616.165
Servicios no personales	263.402.738
Impuestos indirectos	395.537.622
Depreciación y amortización	7.308.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.285.262
Al sector privado	35.285.262
Transferencias corrientes al sector privado	35.285.262
Directas a personas	35.285.262
Pensiones y otros beneficios asociados	9.603.997
Jubilaciones y otros beneficios asociados	25.681.265
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(314.523.957)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.059.347.633**
RECURSOS PROPIOS DE CAPITAL	(307.215.957)
Desahorro en cuenta corriente	(314.523.957)
Incremento de la depreciación y amortización acumuladas	7.308.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.366.563.590
Transferencias y donaciones de capital del sector público	3.366.563.590
Transferencias de capital recibidas del sector público	3.366.563.590
De la República	3.366.563.590
Ministerio del Poder Popular para la Educación	3.366.563.590
Recursos Ordinarios	3.366.563.590
2.2 GASTOS DE CAPITAL	**3.058.347.633**
INVERSIÓN REAL DIRECTA	3.058.347.633
Formación bruta de capital fijo	3.051.847.633
Edificios e instalaciones	17.970.297
Maquinaria, equipos y otros bienes muebles	731.384.246
Construcciones de bienes de dominio privado	2.302.493.090
Bienes intangibles	6.500.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.000.000**
SUPERÁVIT FINANCIERO	1.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**1.000.000**
DISMINUCIÓN DE PASIVOS	1.000.000
Disminución de otros pasivos	1.000.000
Disminución de obligaciones de ejercicios anteriores	1.000.000

A0387

Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (Cenamec), tiene como estrategia institucional: desarrollar, coordinar, promover, divulgar y aplicar investigaciones científicas para el análisis, seguimiento y evaluación de los procesos educativos como medio de orientación de las políticas de Estado en materia educativa, cuyos resultados contribuyan al mejoramiento continuo, progresivo y sustentable del Sistema Educativo Venezolano.

En este sentido orientará sus esfuerzos en el desarrollo de tres (3) proyectos:

- **"Investigaciones y Formación Permanente en el Subsistema de Educación Básica"**, en el cual se desarrollarán programas de investigación y formación permanente de docentes y directivos del Subsistema de Educación Básica, en el marco de un sistema nacional de investigación y formación permanente, beneficiando a 146.400 docentes.
- **"Evaluación del Subsistema de Educación Básica"**, en el cual se contará con evaluaciones educativas realizadas a los planes, proyectos y programas educativos que se desarrollan en la educación venezolana para obtener insumos que permitan reorientar las políticas educativas hacia el fortalecimiento de la educación en el Subsistema de Educación Básica, con el cual se pretende realizar 4 evaluaciones.
- **"Fortalecimiento de los Centros de Documentación e Información a nivel Nacional"**, con este proyecto se fortalecerán 410 centros de documentación e información a nivel nacional, con publicaciones y material educativo, los cuales permitirán ofrecer un apoyo a la gestión académica y a la ejecución del sistema de formación profesional con calidad en diferentes áreas de la educación, beneficiando a 260.000 usuarios en investigación y formación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**58.634.947**
INGRESOS CORRIENTES ORDINARIOS	58.634.947
TRANSFERENCIAS CORRIENTES	58.634.947
Transferencias corrientes del sector público	58.634.947
Transferencias corrientes internas recibidas del sector público	58.634.947
De la República	58.634.947
INGRESOS DE CAPITAL	**364.893**
RECURSOS PROPIOS DE CAPITAL	364.893
Incremento de la depreciación y amortización acumuladas	364.893
FUENTES DE FINANCIAMIENTO	**6.475.058**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.475.058
Disminución de otros activos financieros	6.475.058
Disminución de disponibilidades	6.475.058
Disminución de bancos	6.475.058
TOTAL RECURSOS	**65.474.898**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**53.782.690**
GASTOS DE CONSUMO	52.596.690
Remuneraciones	38.863.194
Sueldos, salarios y otras retribuciones	7.524.521
Beneficios y complementos de sueldos y salarios	8.782.467
Aportes patronales	1.624.975
Prestaciones sociales y otras indemnizaciones	4.206.705
Asistencia socioeconómica	16.724.526
Compra de bienes y servicios	11.534.561
Bienes de consumo	7.433.917
Servicios no personales	4.100.644
Impuestos indirectos	1.834.042
Depreciación y amortización	364.893
GASTOS DE LA PROPIEDAD	186.000
Derechos sobre bienes intangibles	186.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector público	1.000.000
Transferencias corrientes al sector público	1.000.000
A instituciones de protección social para atender beneficios de la seguridad social	1.000.000
GASTOS DE CAPITAL	**5.217.150**
INVERSIÓN REAL DIRECTA	5.217.150
Formación bruta de capital fijo	5.181.150
Maquinaria, equipos y otros bienes muebles	5.181.150
Bienes intangibles	36.000
APLICACIONES FINANCIERAS	**6.475.058**
DISMINUCIÓN DE PASIVOS	6.475.058
Disminución de cuentas y efectos por pagar	6.475.058
Disminución de cuentas y efectos por pagar a corto plazo	6.331.772
Disminución de sueldos, salarios y otras remuneraciones por pagar	278.205

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar	347.962
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	251.127
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	38.093
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	23.478
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	2.902
Disminución de otras retenciones laborales por pagar	32.362
Disminución cuentas por pagar a proveedores a corto plazo	5.705.605
Disminución de otras cuentas y efectos por pagar	143.286
Disminución de otros efectos por pagar a corto plazo	143.286
TOTAL GASTOS	**65.474.898**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124691	Investigación y formación permanente en el Subsistema de Educación Básica.	docente			146.400		8.862.934			8.862.934
124718	Evaluación del Subsistema de Educación Básica.	evaluación			4		835.990			835.990
124724	Fortalecimiento de los Centros de Documentación e Información a nivel nacional.	centro			410		16.170.828			16.170.828
					TOTAL		25.869.752			25.869.752

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		22.438.945			22.438.945
02	Gestión administrativa	6.839.951	9.326.250			16.166.201
03	Previsión y protección social		1.000.000			1.000.000
	TOTAL	6.839.951	32.765.195			39.605.146

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**68**	**43**		**111**	**4.089.112**	**1.022.704**	**5.111.816**
Alto Nivel y de Dirección		1		1	34.016		34.016
Directivo	16	9		25	850.400		850.400
Profesional y Técnico	25	8		33	1.320.272	461.984	1.782.256
Personal Administrativo	12	10		22	767.208	257.648	1.024.856
Personal Docente	7	6		13	538.944	198.456	737.400
Obrero	8	9		17	578.272	104.616	682.888
Personal Contratado	**4**	**6**		**10**	**382.336**		**382.336**
Profesional y Técnico	2	4		6	236.472		236.472
Personal Administrativo	1			1	36.344		36.344
Personal Docente	1			1	41.488		41.488
Obrero		2		2	68.032		68.032
TOTAL	**72**	**49**		**121**	**4.471.448**	**1.022.704**	**5.494.152**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	38.863.194
4.02	Materiales, suministros y mercancías	7.433.917
4.03	Servicios no personales	6.120.686
4.04	Activos reales	5.217.150
4.07	Transferencias y donaciones	1.000.000
4.08	Otros gastos	364.893
4.11	Disminución de pasivos	6.475.058
	TOTAL	**65.474.898**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**58.634.947**
INGRESOS CORRIENTES ORDINARIOS	58.634.947
TRANSFERENCIAS CORRIENTES	58.634.947
Transferencias corrientes del sector público	58.634.947
Transferencias corrientes internas recibidas del sector público	58.634.947
De la República	58.634.947
Ministerio del Poder Popular para la Educación	58.634.947
Recursos Ordinarios	58.634.947
1.2 GASTOS CORRIENTES	**53.782.690**
GASTOS DE CONSUMO	52.596.690
Remuneraciones	38.863.194
Sueldos, salarios y otras retribuciones	7.524.521
Beneficios y complementos de sueldos y salarios	8.782.467
Aportes patronales	1.624.975
Prestaciones sociales y otras indemnizaciones	4.206.705
Asistencia socioeconómica	16.724.526
Compra de bienes y servicios	11.534.561
Bienes de consumo	7.433.917
Servicios no personales	4.100.644
Impuestos indirectos	1.834.042
Depreciación y amortización	364.893
GASTOS DE LA PROPIEDAD	186.000
Derechos sobre bienes intangibles	186.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector público	1.000.000
Transferencias corrientes al sector público	1.000.000
A instituciones de protección social para atender beneficios de la seguridad social	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.852.257**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.217.150**
RECURSOS PROPIOS DE CAPITAL	5.217.150
Ahorro en cuenta corriente	4.852.257
Incremento de la depreciación y amortización acumuladas	364.893
2.2 GASTOS DE CAPITAL	**5.217.150**
INVERSIÓN REAL DIRECTA	5.217.150
Formación bruta de capital fijo	5.181.150
Maquinaria, equipos y otros bienes muebles	5.181.150
Bienes intangibles	36.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.475.058**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.475.058
Disminución de otros activos financieros	6.475.058
Disminución de disponibilidades	6.475.058
Disminución de bancos	6.475.058
3.2 APLICACIONES FINANCIERAS	**6.475.058**
DISMINUCIÓN DE PASIVOS	6.475.058
Disminución de cuentas y efectos por pagar	6.475.058
Disminución de cuentas y efectos por pagar a corto plazo	6.331.772
Disminución de sueldos, salarios y otras remuneraciones por pagar	278.205
Disminución de aportes patronales y retenciones laborales por pagar	347.962
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	251.127
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	38.093
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	23.478
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	2.902

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de otras retenciones laborales por pagar	32.362
Disminución cuentas por pagar a proveedores a corto plazo	5.705.605
Disminución de otras cuentas y efectos por pagar	143.286
Disminución de otros efectos por pagar a corto plazo	143.286

A0409

Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

FUNDACIÓN MEDIOS AUDIOVISUALES AL SERVICIO DE LA EDUCACIÓN (EDUMEDIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación tiene como actividad principal contribuir al proceso de transformación de la sociedad, a través de la producción y difusión de televisión educativa a gran escala, con la producción de contenidos curriculares en formato audiovisual, impresos y multimedia para servir de apoyo a la educación inicial y básica, a la vez procurar su difusión por todos los medios audiovisuales a gran escala, además de abordar la capacitación docente en cuanto al uso de nuevas técnicas y herramientas audiovisuales, que permitan fortalecer el proceso de enseñanza y aprendizaje

Para el Ejercicio Económico Financiero 2015 la Fundación prevé ejecutar el proyecto "Producciones audiovisuales para la formación del pensamiento liberador", con el cual pretende realizar 96 producciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**16.931.032**
INGRESOS CORRIENTES ORDINARIOS	16.931.032
TRANSFERENCIAS CORRIENTES	16.931.032
Transferencias corrientes del sector público	16.931.032
Transferencias corrientes internas recibidas del sector público	16.931.032
De la República	16.931.032
INGRESOS DE CAPITAL	**12.000**
RECURSOS PROPIOS DE CAPITAL	12.000
Incremento de la depreciación y amortización acumuladas	12.000
TOTAL RECURSOS	**16.943.032**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**16.043.032**
GASTOS DE CONSUMO	16.043.032
Remuneraciones	10.768.740
Sueldos, salarios y otras retribuciones	3.569.340
Beneficios y complementos de sueldos y salarios	1.785.000
Aportes patronales	422.400
Prestaciones sociales y otras indemnizaciones	462.000
Asistencia socioeconómica	4.530.000
Compra de bienes y servicios	4.308.312
Bienes de consumo	1.909.200
Servicios no personales	2.399.112
Impuestos indirectos	953.980
Depreciación y amortización	12.000
GASTOS DE CAPITAL	**900.000**
INVERSIÓN REAL DIRECTA	900.000
Formación bruta de capital fijo	885.000
Maquinaria, equipos y otros bienes muebles	825.000
Construcciones de bienes de dominio privado	60.000
Bienes intangibles	15.000
TOTAL GASTOS	**16.943.032**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124745	Producciones audiovisuales para la formación del Pensamiento Liberador.	producción			96		15.328.292			15.328.292
					TOTAL		**15.328.292**			**15.328.292**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		768.740			768.740
02	Gestión administrativa	12.000	834.000			846.000
	TOTAL	**12.000**	**1.602.740**			**1.614.740**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**24**		**50**	**1.920.000**		**1.920.000**
Alto Nivel y de Dirección		1		1	480.000		480.000
Directivo	2			2	420.000		420.000
Profesional y Técnico	22	19		41	900.000		900.000
Obrero	2	4		6	120.000		120.000
Personal Contratado	**8**	**6**		**14**	**1.020.000**		**1.020.000**
Profesional y Técnico	8	6		14	1.020.000		1.020.000
TOTAL	34	30		64	2.940.000		2.940.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	10.768.740
4.02	Materiales, suministros y mercancías	1.909.200
4.03	Servicios no personales	3.353.092
4.04	Activos reales	900.000
4.08	Otros gastos	12.000
	TOTAL	**16.943.032**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**16.931.032**
INGRESOS CORRIENTES ORDINARIOS	16.931.032
TRANSFERENCIAS CORRIENTES	16.931.032
Transferencias corrientes del sector público	16.931.032
Transferencias corrientes internas recibidas del sector público	16.931.032
De la República	16.931.032
Ministerio del Poder Popular para la Educación	16.931.032
Recursos Ordinarios	16.931.032
1.2 GASTOS CORRIENTES	**16.043.032**
GASTOS DE CONSUMO	16.043.032
Remuneraciones	10.768.740
Sueldos, salarios y otras retribuciones	3.569.340
Beneficios y complementos de sueldos y salarios	1.785.000
Aportes patronales	422.400
Prestaciones sociales y otras indemnizaciones	462.000
Asistencia socioeconómica	4.530.000
Compra de bienes y servicios	4.308.312
Bienes de consumo	1.909.200
Servicios no personales	2.399.112
Impuestos indirectos	953.980
Depreciación y amortización	12.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**888.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**900.000**
RECURSOS PROPIOS DE CAPITAL	900.000
Ahorro en cuenta corriente	888.000
Incremento de la depreciación y amortización acumuladas	12.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**900.000**
INVERSIÓN REAL DIRECTA	900.000
Formación bruta de capital fijo	885.000
Maquinaria, equipos y otros bienes muebles	825.000
Construcciones de bienes de dominio privado	60.000
Bienes intangibles	15.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0410

Fundación Bolivariana de Informática y Telemática (FUNDABIT)

FUNDACIÓN BOLIVARIANA DE INFORMÁTICA Y TELEMÁTICA (FUNDABIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Bolivariana de Informática y Telemática contribuye con la formación integral del individuo a través del desarrollo de actividades productivas, científicas y humanísticas que incorporan las tecnologías de la información. En el año 1999 nace en Venezuela, la iniciativa de introducir las tecnologías (especialmente la computadora) en el sector educativo, con el propósito de crear espacios altamente tecnificados con herramientas computacionales, comunicacionales y recurso humano especializado en el manejo de las mismas en todo el territorio nacional.

Para el Ejercicio Económico Financiero 2015, el ente prevé alcanzar las siguientes metas: crear 75 centros de comunicación en la educación a través del Proyecto "Masificación de las Tecnologías de la Información y la Comunicación (TIC) en la Educación, así como la Innovación Tecnológica para su Contribución a la Transformación del Proceso Educativo".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**407.633.240**
INGRESOS CORRIENTES ORDINARIOS	407.633.240
TRANSFERENCIAS CORRIENTES	407.633.240
Transferencias corrientes del sector público	407.633.240
Transferencias corrientes internas recibidas del sector público	407.633.240
De la República	407.633.240
INGRESOS DE CAPITAL	**8.488.740**
RECURSOS PROPIOS DE CAPITAL	8.488.740
Incremento de la depreciación y amortización acumuladas	8.488.740
TOTAL RECURSOS	**416.121.980**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**368.019.028**
GASTOS DE CONSUMO	367.822.263
Remuneraciones	295.736.339
Sueldos, salarios y otras retribuciones	98.027.851
Beneficios y complementos de sueldos y salarios	41.868.024
Aportes patronales	11.773.812
Prestaciones sociales y otras indemnizaciones	26.595.920
Asistencia socioeconómica	117.470.732
Compra de bienes y servicios	52.458.644
Bienes de consumo	21.153.288
Servicios no personales	31.305.356
Impuestos indirectos	11.138.540
Depreciación y amortización	8.488.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	196.765
Al sector privado	196.765
Transferencias corrientes al sector privado	196.765
Directas a personas	196.765
Pensiones y otros beneficios asociados	196.765
GASTOS DE CAPITAL	**48.102.952**
INVERSIÓN REAL DIRECTA	48.102.952
Formación bruta de capital fijo	48.102.952
Maquinaria, equipos y otros bienes muebles	48.102.952
TOTAL GASTOS	**416.121.980**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125390	Masificación de las Tecnologías de la Información y la Comunicación (TIC) en la Educación, así como la innovación tecnológica para su contribución a la transformación del proceso educativo	centro			75		287.302.551			287.302.551
					TOTAL		287.302.551			287.302.551

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		89.534.792			89.534.792
02	Gestión administrativa	8.488.740	30.599.132			39.087.872
03	Previsión y protección social		196.765			196.765
	TOTAL	8.488.740	120.330.689			128.819.429

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**996**	**705**	**150**	**1.851**	**62.504.851**	**13.268.080**	**75.772.931**
Directivo	3	11		14	928.506	595.392	1.523.898
Profesional y Técnico	921	580	150	1.651	48.081.873	12.337.888	60.419.761
Personal Administrativo	72	114		186	13.494.472	334.800	13.829.272
Personal Contratado	**7**	**7**		**14**	**2.600.000**		**2.600.000**
Profesional y Técnico	7	7		14	2.600.000		2.600.000
TOTAL	1.003	712	150	1.865	65.104.851	13.268.080	78.372.931

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**1**	**2**	**3**	**196.765**
Empleados	1	2	3	196.765
TOTAL	1	2	3	196.765

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	295.736.339
4.02	Materiales, suministros y mercancías	21.153.288
4.03	Servicios no personales	42.443.896
4.04	Activos reales	48.102.952
4.07	Transferencias y donaciones	196.765
4.08	Otros gastos	8.488.740
	TOTAL	**416.121.980**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**407.633.240**
INGRESOS CORRIENTES ORDINARIOS	407.633.240
TRANSFERENCIAS CORRIENTES	407.633.240
Transferencias corrientes del sector público	407.633.240
Transferencias corrientes internas recibidas del sector público	407.633.240
De la República	407.633.240
Ministerio del Poder Popular para la Educación	407.633.240
Recursos Ordinarios	407.633.240
1.2 GASTOS CORRIENTES	**368.019.028**
GASTOS DE CONSUMO	367.822.263
Remuneraciones	295.736.339
Sueldos, salarios y otras retribuciones	98.027.851
Beneficios y complementos de sueldos y salarios	41.868.024
Aportes patronales	11.773.812
Prestaciones sociales y otras indemnizaciones	26.595.920
Asistencia socioeconómica	117.470.732
Compra de bienes y servicios	52.458.644
Bienes de consumo	21.153.288
Servicios no personales	31.305.356
Impuestos indirectos	11.138.540
Depreciación y amortización	8.488.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	196.765
Al sector privado	196.765
Transferencias corrientes al sector privado	196.765
Directas a personas	196.765
Pensiones y otros beneficios asociados	196.765
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**39.614.212**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**48.102.952**
RECURSOS PROPIOS DE CAPITAL	48.102.952
Ahorro en cuenta corriente	39.614.212
Incremento de la depreciación y amortización acumuladas	8.488.740
2.2 GASTOS DE CAPITAL	**48.102.952**
INVERSIÓN REAL DIRECTA	48.102.952
Formación bruta de capital fijo	48.102.952
Maquinaria, equipos y otros bienes muebles	48.102.952
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0425

Fundación Samuel Robinson

FUNDACIÓN SAMUEL ROBINSON

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Samuel Robinson, es un ente adscrito al Ministerio del Poder Popular para la Educación creado el 14 de febrero de 2005, según decreto presidencial N° 3.524 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.147 de fecha 15 de febrero de 2005 contando con nueve años de funcionamiento. Es una institución de administración académica, financiera y operativa del "Plan Extraordinario de Alfabetización Simón Rodríguez" (Misión Robinson 1), "Plan Extraordinario de Alfabetización y Prosecución al Sexto Grado de Jóvenes, Adultas y Adultos Alfabetizados Simón Rodríguez" (Misión Robinson II) y "Círculos de Lectura" (Misión Robinson III).

Su misión es erradicar el analfabetismo y alcanzar la prosecución al sexto grado de educación básica en jóvenes y adultos a nivel nacional e internacional, garantizando su inclusión política y productiva, con el propósito de conseguir mayores niveles de desarrollo y bienestar en los grupos sociales más necesitados del país.

La visión de la Fundación es atender a la población excluida del sistema educativo formal, ofreciendo una educación integral y de calidad en todos los momentos y en todos los espacios, a nivel nacional e internacional, convirtiéndolos de esta manera en protagonistas de su propio desarrollo a través de una formación que impulse los procesos liberadores para la transformación comunitaria y consolidación de la democracia social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**478.402.797**
INGRESOS CORRIENTES ORDINARIOS	478.402.797
TRANSFERENCIAS CORRIENTES	478.402.797
Transferencias corrientes del sector público	478.402.797
Transferencias corrientes internas recibidas del sector público	478.402.797
De la República	478.402.797
INGRESOS DE CAPITAL	**386.180**
RECURSOS PROPIOS DE CAPITAL	386.180
Incremento de la depreciación y amortización acumuladas	386.180
FUENTES DE FINANCIAMIENTO	**200.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000.000
Disminución de otros activos financieros	200.000.000
Disminución de disponibilidades	200.000.000
Disminución de caja	200.000.000
TOTAL RECURSOS	**678.788.977**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**674.417.173**
GASTOS DE CONSUMO	505.617.173
Remuneraciones	415.148.301
Sueldos, salarios y otras retribuciones	363.766.731
Beneficios y complementos de sueldos y salarios	11.287.680
Aportes patronales	2.804.471
Prestaciones sociales y otras indemnizaciones	5.975.616
Asistencia socioeconómica	31.313.803
Compra de bienes y servicios	80.430.188
Bienes de consumo	47.510.708
Servicios no personales	32.919.480
Impuestos indirectos	9.652.504
Depreciación y amortización	386.180
TRANSFERENCIAS Y DONACIONES CORRIENTES	168.800.000
Al sector privado	168.000.000
Transferencias corrientes al sector privado	168.000.000
Directas a personas	168.000.000
Otras transferencias directas a personas	168.000.000
Al sector externo	800.000
Donaciones corrientes al exterior	800.000
A personas	800.000
GASTOS DE CAPITAL	**3.861.804**
INVERSIÓN REAL DIRECTA	3.861.804
Formación bruta de capital fijo	3.461.804
Maquinaria, equipos y otros bienes muebles	3.461.804
Bienes intangibles	400.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**510.000**
DISMINUCIÓN DE PASIVOS	510.000
Disminución de otros pasivos	510.000
Disminución de obligaciones de ejercicios anteriores	510.000
TOTAL GASTOS	**678.788.977**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125477	Alfabetización y prosecución al sexto grado de jóvenes, adultos y adultas "Simón Rodriguez"	matricula			252.000	200.000.000	358.496.693			558.496.693
					TOTAL	**200.000.000**	**358.496.693**			**558.496.693**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		95.005.534			95.005.534
02	Gestión administrativa	386.180	24.900.570			25.286.750
	TOTAL	**386.180**	**119.906.104**			**120.292.284**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**114**	**56**	**31**	**201**	**16.233.202**	**2.026.968**	**18.260.170**
Alto Nivel y de Dirección	14	10	1	25	3.029.100	595.524	3.624.624
Profesional y Técnico	91	43	30	164	12.465.726	1.332.591	13.798.317
Personal Administrativo	2	1		3	68.536	3.825	72.361
Obrero	7	2		9	669.840	95.028	764.868
Personal Contratado	**24**	**12**		**36**	**3.094.356**		**3.094.356**
Profesional y Técnico	24	12		36	3.094.356		3.094.356
TOTAL	**138**	**68**	**31**	**237**	**19.327.558**	**2.026.968**	**21.354.526**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	415.148.301
4.02	Materiales, suministros y mercancías	47.510.708
4.03	Servicios no personales	42.571.984
4.04	Activos reales	3.861.804
4.07	Transferencias y donaciones	168.800.000
4.08	Otros gastos	386.180
4.11	Disminución de pasivos	510.000
	TOTAL	**678.788.977**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**478.402.797**
INGRESOS CORRIENTES ORDINARIOS	478.402.797
TRANSFERENCIAS CORRIENTES	478.402.797
Transferencias corrientes del sector público	478.402.797
Transferencias corrientes internas recibidas del sector público	478.402.797
De la República	478.402.797
Ministerio del Poder Popular para la Educación (Recursos Ordinario)	55.786
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno (Recursos Ordinario)	478.347.011
1.2 GASTOS CORRIENTES	**674.417.173**
GASTOS DE CONSUMO	505.617.173
Remuneraciones	415.148.301
Sueldos, salarios y otras retribuciones	363.766.731
Beneficios y complementos de sueldos y salarios	11.287.680
Aportes patronales	2.804.471
Prestaciones sociales y otras indemnizaciones	5.975.616
Asistencia socioeconómica	31.313.803
Compra de bienes y servicios	80.430.188
Bienes de consumo	47.510.708
Servicios no personales	32.919.480
Impuestos indirectos	9.652.504
Depreciación y amortización	386.180
TRANSFERENCIAS Y DONACIONES CORRIENTES	168.800.000
Al sector privado	168.000.000
Transferencias corrientes al sector privado	168.000.000
Directas a personas	168.000.000
Otras transferencias directas a personas	168.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector externo	800.000
Donaciones corrientes al exterior	800.000
A personas	800.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(196.014.376)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(195.628.196)**
RECURSOS PROPIOS DE CAPITAL	(195.628.196)
Desahorro en cuenta corriente	(196.014.376)
Incremento de la depreciación y amortización acumuladas	386.180
2.2 GASTOS DE CAPITAL	**3.861.804**
INVERSIÓN REAL DIRECTA	3.861.804
Formación bruta de capital fijo	3.461.804
Maquinaria, equipos y otros bienes muebles	3.461.804
Bienes intangibles	400.000
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(199.490.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**200.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000.000
Disminución de otros activos financieros	200.000.000
Disminución de disponibilidades	200.000.000
Disminución de caja	200.000.000
3.2 APLICACIONES FINANCIERAS	**200.000.000**
DISMINUCIÓN DE PASIVOS	510.000
Disminución de otros pasivos	510.000
Disminución de obligaciones de ejercicios anteriores	510.000
DÉFICIT FINANCIERO	199.490.000

A0477

Fundación Colombeia

FUNDACIÓN COLOMBEIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015 la Fundación Colombeia, presenta una política dirigida fundamentalmente a garantizar los derechos socio laborales de sus trabajadores y trabajadoras, procurando al mismo tiempo, propiciar el óptimo funcionamiento, mantenimiento y conservación de sus instalaciones y demás activos, así como mantener y superar el alto nivel de producción y transmisión de programas educativos, especialmente orientados a la población infantil, lo cual constituye la misión del ente.

La política de gasto permitirá dar continuidad a la operatividad de la Fundación en 71 Municipios del país, a través de las acciones centralizadas y el proyecto "Fortalecimiento de la educación y la cultura a través del posicionamiento de Colombeia TV, como la televisora educativa de Venezuela".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**114.792.917**
INGRESOS CORRIENTES ORDINARIOS	114.792.917
TRANSFERENCIAS CORRIENTES	114.792.917
Transferencias corrientes del sector público	114.792.917
Transferencias corrientes internas recibidas del sector público	114.792.917
De la República	114.792.917
INGRESOS DE CAPITAL	**9.299.048**
RECURSOS PROPIOS DE CAPITAL	9.299.048
Incremento de la depreciación y amortización acumuladas	9.299.048
TOTAL RECURSOS	**124.091.965**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**114.091.965**
GASTOS DE CONSUMO	111.799.556
Remuneraciones	66.815.215
Sueldos, salarios y otras retribuciones	22.265.100
Beneficios y complementos de sueldos y salarios	20.350.031
Aportes patronales	3.008.188
Prestaciones sociales y otras indemnizaciones	8.423.116
Asistencia socioeconómica	12.768.780
Compra de bienes y servicios	31.491.712
Bienes de consumo	10.899.715
Servicios no personales	20.591.997
Impuestos indirectos	4.193.581
Depreciación y amortización	9.299.048
GASTOS DE LA PROPIEDAD	2.091.699
Derechos sobre bienes intangibles	2.091.699
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.710
Al sector privado	200.710
Transferencias corrientes al sector privado	200.710
Directas a personas	200.710
Pensiones y otros beneficios asociados	120.142
Jubilaciones y otros beneficios asociados	80.568
GASTOS DE CAPITAL	**10.000.000**
INVERSIÓN REAL DIRECTA	10.000.000
Formación bruta de capital fijo	9.593.755
Maquinaria, equipos y otros bienes muebles	8.752.184
Construcciones de bienes de dominio privado	841.571
Bienes intangibles	406.245
TOTAL GASTOS	**124.091.965**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124700	Fortalecimiento de la educación y la cultura a través del posicionamiento de Colombeia TV, como la televisora educativa de Venezuela.	municipio			71		58.524.727			58.524.727
					TOTAL		**58.524.727**			**58.524.727**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		29.692.880			29.692.880
02	Gestión administrativa	9.299.048	26.474.600			35.773.648
03	Previsión y protección social		100.710			100.710
	TOTAL	**9.299.048**	**56.268.190**			**65.567.238**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**87**	**95**		**182**	**7.341.610**	**1.630.786**	**8.972.396**
Alto Nivel y de Dirección	16	17		33	1.389.719	770.651	2.160.370
Directivo	10	10		20	855.279	139.196	994.475
Profesional y Técnico	45	58		103	4.223.574	687.383	4.910.957
Obrero	16	10		26	873.038	33.556	906.594
Personal Contratado	**27**	**19**		**46**	**5.291.638**		**5.291.638**
Profesional y Técnico	27	19		46	5.291.638		5.291.638
TOTAL	**114**	**114**		**228**	**12.633.248**	**1.630.786**	**14.264.034**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**2**	**2**	**80.568**
Empleados		2	2	80.568
Pensionados		**1**	**1**	**120.142**
Empleados		1	1	120.142
TOTAL		**3**	**3**	**200.710**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	66.815.215
4.02	Materiales, suministros y mercancías	10.899.715
4.03	Servicios no personales	26.877.277
4.04	Activos reales	10.000.000
4.07	Transferencias y donaciones	200.710
4.08	Otros gastos	9.299.048
	TOTAL	**124.091.965**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**114.792.917**
INGRESOS CORRIENTES ORDINARIOS	114.792.917
TRANSFERENCIAS CORRIENTES	114.792.917
Transferencias corrientes del sector público	114.792.917
Transferencias corrientes internas recibidas del sector público	114.792.917
De la República	114.792.917
Ministerio del Poder Popular para la Educación	114.792.917
Recursos Ordinarios	114.792.917
1.2 GASTOS CORRIENTES	**114.091.965**
GASTOS DE CONSUMO	111.799.556
Remuneraciones	66.815.215
Sueldos, salarios y otras retribuciones	22.265.100
Beneficios y complementos de sueldos y salarios	20.350.031
Aportes patronales	3.008.188
Prestaciones sociales y otras indemnizaciones	8.423.116
Asistencia socioeconómica	12.768.780
Compra de bienes y servicios	31.491.712
Bienes de consumo	10.899.715
Servicios no personales	20.591.997
Impuestos indirectos	4.193.581
Depreciación y amortización	9.299.048
GASTOS DE LA PROPIEDAD	2.091.699
Derechos sobre bienes intangibles	2.091.699
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.710
Al sector privado	200.710
Transferencias corrientes al sector privado	200.710
Directas a personas	200.710
Pensiones y otros beneficios asociados	120.142
Jubilaciones y otros beneficios asociados	80.568
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**700.952**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**10.000.000**
RECURSOS PROPIOS DE CAPITAL	10.000.000
Ahorro en cuenta corriente	700.952
Incremento de la depreciación y amortización acumuladas	9.299.048
2.2 GASTOS DE CAPITAL	**10.000.000**
INVERSIÓN REAL DIRECTA	10.000.000
Formación bruta de capital fijo	9.593.755
Maquinaria, equipos y otros bienes muebles	8.752.184
Construcciones de bienes de dominio privado	841.571
Bienes intangibles	406.245
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0911

Academia Nacional de la Ingeniería y el Hábitat

ACADEMIA NACIONAL DE LA INGENIERÍA Y EL HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Academia Nacional de la Ingeniería y el Hábitat fué creada por Ley publicada en la Gaceta Oficial de la República de Venezuela N° 5.263 Extraordinario, de fecha 17 de Septiembre de 1998, como Corporación de carácter público con personalidad jurídica.

Su misión es promover, publicar, difundir y preservar los estudios y proyectos de ingeniería y hábitat, así como estudiar y emitir opinión sobre la situación científica y tecnológica del país, y en particular sobre políticas, planes y programas vinculados a la ingeniería, arquitectura, urbanismo y el hábitat.

Para el Ejercicio Económico Financiero 2015, el ente prevé alcanzar la siguiente meta: beneficiar a 16.000 usuarios a través del Proyecto "Promoción, desarrollo y divulgación del conocimiento en las áreas de la ingeniería y el hábitat".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.096.658**
INGRESOS CORRIENTES ORDINARIOS	1.096.658
TRANSFERENCIAS CORRIENTES	1.096.658
Transferencias corrientes del sector público	1.096.658
Transferencias corrientes internas recibidas del sector público	1.096.658
De la República	1.096.658
INGRESOS DE CAPITAL	**18.400**
RECURSOS PROPIOS DE CAPITAL	18.400
Incremento de la depreciación y amortización acumuladas	18.400
TOTAL RECURSOS	**1.115.058**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.115.058**
GASTOS DE CONSUMO	1.099.336
Remuneraciones	871.576
Sueldos, salarios y otras retribuciones	532.716
Beneficios y complementos de sueldos y salarios	166.984
Aportes patronales	36.888
Prestaciones sociales y otras indemnizaciones	86.988
Asistencia socioeconómica	48.000
Compra de bienes y servicios	176.600
Bienes de consumo	27.000
Servicios no personales	149.600
Impuestos indirectos	32.760
Depreciación y amortización	18.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.722
Al sector privado	15.722
Transferencias corrientes al sector privado	15.722
Otras transferencias corrientes internas al sector privado	15.722
TOTAL GASTOS	**1.115.058**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125287	Promoción, desarrollo y divulgación del conocimiento en las áreas de la Ingeniería y el Hábitat.	usuario	7.700	8.300	16.000		592.833			592.833
					TOTAL		592.833			592.833

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		321.345			321.345
02	Gestión administrativa	18.400	182.480			200.880
	TOTAL	18.400	503.825			522.225

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**1**		**5**	**290.508**		**290.508**
Profesional y Técnico		1		1	68.460		68.460
Personal Administrativo	3			3	171.036		171.036
Obrero	1			1	51.012		51.012
Personal Contratado		**2**		**2**	**102.036**		**102.036**
Profesional y Técnico		2		2	102.036		102.036
TOTAL	**4**	**3**		**7**	**392.544**		**392.544**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	871.576
4.02	Materiales, suministros y mercancías	27.000
4.03	Servicios no personales	182.360
4.07	Transferencias y donaciones	15.722
4.08	Otros gastos	18.400
	TOTAL	**1.115.058**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.096.658**
INGRESOS CORRIENTES ORDINARIOS	1.096.658
TRANSFERENCIAS CORRIENTES	1.096.658
Transferencias corrientes del sector público	1.096.658
Transferencias corrientes internas recibidas del sector público	1.096.658
De la República	1.096.658
Ministerio del Poder Popular para la Educación	1.096.658
Recursos Ordinarios	1.096.658
1.2 GASTOS CORRIENTES	**1.115.058**
GASTOS DE CONSUMO	1.099.336
Remuneraciones	871.576
Sueldos, salarios y otras retribuciones	532.716
Beneficios y complementos de sueldos y salarios	166.984
Aportes patronales	36.888
Prestaciones sociales y otras indemnizaciones	86.988
Asistencia socioeconómica	48.000
Compra de bienes y servicios	176.600
Bienes de consumo	27.000
Servicios no personales	149.600
Impuestos indirectos	32.760
Depreciación y amortización	18.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.722
Al sector privado	15.722
Transferencias corrientes al sector privado	15.722
Otras transferencias corrientes internas al sector privado	15.722
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(18.400)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
RECURSOS PROPIOS DE CAPITAL	**0**
Desahorro en cuenta corriente	(18.400)
Incremento de la depreciación y amortización acumuladas	18.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	0
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

13
Ministerio del Poder Popular para el Proceso Social de Trabajo

Ministerio del Poder Popular para el Proceso Social de Trabajo

A0046 Instituto Nacional de Capacitación y Educación Socialista (INCES)

A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)

A0055 Instituto Venezolano de los Seguros Sociales (IVSS)

A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

A0250 Tesorería de Seguridad Social

A0046

Instituto Nacional de Capacitación y Educación Socialista (INCES)

INSTITUTO NACIONAL DE CAPACITACIÓN Y EDUCACIÓN SOCIALISTA (INCES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Enmarcado en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y en concordancia con las políticas emanadas por el Ministerio del Poder Popular para el Proceso Social de Trabajo, el Instituto Nacional de Capacitación y Educación Socialista (Inces) para el ejercicio económico financiero 2015, tiene como objetivo nacional desarrollar las capacidades de formación vinculadas a las necesidades del pueblo, y orientar sus proyectos y acciones a brindar los conocimientos pertinentes a la población de jóvenes y adultos excluidos del sistema educativo formal y del aparato productivo nacional, coadyuvando a su inclusión al proceso productivo del país, bajo los principios socialistas, así como la formación necesaria para su incorporación al trabajo, a fin de consolidar la independencia y fortalecer la soberanía nacional del país con la finalidad de asegurar el desarrollo humano integral y una existencia digna y provechosa para la productividad.

El Instituto como Ente con responsabilidad en la formación en el país, estima llevar a cabo para el próximo Ejercicio Económico Financiero, dos (2) Proyectos:

- Fortalecimiento y rehabilitación integral de siete (7) Centros de Formación Socialista del INCES, a nivel nacional. Con este proyecto se busca el desarrollo humano y el trabajo social liberador, a través de la rehabilitación integral a nivel tecnológico y de infraestructura de siete (7) Centros de Formación Socialista ubicados en los estados: Bolívar (3), Distrito Capital (1), Lara (2) y Nueva Esparta (1), con la finalidad de fomentar en estos espacios nuevas tecnologías en las áreas: agrícolas, pesqueras, automotriz, madera, construcción, textil, comercial, industrial y metal minera.
- Formación Integral de Jóvenes y Adultos, para contribuir al desarrollo del modelo productivo, científico, tecnológico e innovador socialista. Con este proyecto se busca formar íntegramente a jóvenes y adultos, excluidos del sistema educativo formal y del aparato productivo, el cual tiene como meta formar y capacitar integralmente a 270.379 jóvenes y adultos, a través de los diferentes procesos formativos integrales, socio productivos y de servicio, en áreas de conocimiento que se desarrollan, a nivel nacional; así como contribuir al desarrollo de la Gran Misión Saber y Trabajo Venezuela, a través de la formación y capacitación integral, de ciudadanos y ciudadanas en oficio o áreas priorizadas por el Gobierno Nacional.

Como ente descentralizado funcionalmente, conservando la política de financiamiento establecida en la actual Ley del Inces y de acuerdo a la técnica de la elaboración del presupuesto por proyectos y acciones centralizadas, busca autonomía económica, operativa y funcional, a través de la contribución parafiscal basada en las Recaudaciones producto de los aportes de las empresas y de los trabajadores y trabajadoras, de otros ingresos constituidos por los Intereses Financieros generados por las cuentas bancarias, como otros ingresos ordinarios provenientes de Centros de Formación Socialista que generan ingresos propios, fortaleciendo la actividad financiera, en virtud de una recaudación sustentable fundamentada en los principios de la administración pública, que garanticen la optimización de los procesos formativos y el desarrollo productivo a los fines de fomentar la formación como derecho fundamental y el trabajo como deber social al servicio del pueblo.

Para el cumplimiento de las metas institucionales en el año 2015, se han considerado recursos por el orden de **Bs. 5.777.984.000,00**; de los cuales **Bs. 2.933.512.000,00** corresponden a los proyectos y para el desarrollo de cuatro (4) Acciones Centralizadas la cantidad de **Bs. 2.844.472.000,00.**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.761.278.000**
INGRESOS CORRIENTES ORDINARIOS	4.761.278.000
INGRESOS DE LA PROPIEDAD	20.000.000
Intereses	20.000.000
Intereses internos	20.000.000
Intereses por depósitos	20.000.000
OTROS INGRESOS	4.741.278.000
Otros ingresos ordinarios	4.741.278.000
INGRESOS DE CAPITAL	**45.954.000**
RECURSOS PROPIOS DE CAPITAL	45.954.000
Incremento de la depreciación y amortización acumuladas	45.954.000
FUENTES DE FINANCIAMIENTO	**970.752.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	970.752.000
Disminución de otros activos financieros	970.752.000
Disminución de disponibilidades	647.977.336
Disminución de bancos	647.977.336
Disminución de cuentas por cobrar a corto plazo	322.774.664
Disminución de cuentas comerciales por cobrar a corto plazo	322.774.664
TOTAL RECURSOS	**5.777.984.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**5.262.441.000**
GASTOS DE CONSUMO	4.444.648.000
Remuneraciones	3.488.715.000
Sueldos, salarios y otras retribuciones	1.318.670.000
Beneficios y complementos de sueldos y salarios	545.995.000
Aportes patronales	191.910.000
Prestaciones sociales y otras indemnizaciones	513.164.000
Asistencia socioeconómica	810.740.000
Otros gastos de personal	108.236.000
Compra de bienes y servicios	786.461.000
Bienes de consumo	197.743.000
Servicios no personales	588.718.000
Impuestos indirectos	123.518.000
Depreciación y amortización	45.954.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	817.793.000
Al sector privado	813.150.000
Transferencias corrientes al sector privado	804.564.000
Directas a personas	802.389.000
Pensiones y otros beneficios asociados	235.233.000
Jubilaciones y otros beneficios asociados	567.156.000
A instituciones sin fines de lucro	147.000
Otras transferencias corrientes internas al sector privado	2.028.000
Donaciones corrientes al sector privado	8.586.000
Donaciones a personas	6.359.000
Donaciones a instituciones sin fines de lucro	2.227.000
Al sector público	4.643.000
Donaciones corrientes al sector público	4.643.000
A la República	4.643.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**512.043.000**
INVERSIÓN REAL DIRECTA	512.043.000
Formación bruta de capital fijo	511.137.000
Maquinaria, equipos y otros bienes muebles	28.494.000
Construcciones de bienes de dominio privado	482.643.000
Bienes intangibles	906.000
APLICACIONES FINANCIERAS	**3.500.000**
DISMINUCIÓN DE PASIVOS	3.500.000
Disminución de cuentas y efectos por pagar	3.500.000
Disminución de cuentas y efectos por pagar a corto plazo	3.500.000
Disminución cuentas por pagar a contratistas a corto plazo	3.500.000
TOTAL GASTOS	**5.777.984.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124594	Fortalecimiento y rehabilitación integral de siete (07) Centros de Formación Socialista del INCES, a nivel nacional.	Centro			7	385.087.000				385.087.000
124631	Formación integral de jóvenes y adultos, para contribuir al desarrollo del modelo productivo, científico, tecnológico e innovador socialista.	Participante			270.379	2.548.425.000				2.548.425.000
					TOTAL	**2.933.512.000**				**2.933.512.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.645.945.000				1.645.945.000
02	Gestión administrativa	388.763.000				388.763.000
03	Previsión y protección social	804.564.000				804.564.000
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	5.200.000				5.200.000
	TOTAL	**2.844.472.000**				**2.844.472.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.188**	**2.279**	**189**	**4.656**	**228.457.000**	**105.091.000**	**333.548.000**
Alto Nivel y de Dirección		1	4	5	16.534.000		16.534.000
Profesional y Técnico	1.087	848	96	2.031	70.976.084	40.540.062	111.516.146
Personal Administrativo	350	232	72	654	28.547.576	16.305.781	44.853.357
Personal Docente	116	244	10	370	16.150.770	9.224.983	25.375.753
Personal Médico	10	13	4	27	1.178.570	673.174	1.851.744
Obrero	625	941	3	1.569	95.070.000	38.347.000	133.417.000
Personal Fijo a Tiempo Parcial	**1**		**27**	**28**	**889.000**	**324.000**	**1.213.000**
Personal Médico	1		27	28	889.000	324.000	1.213.000
Personal Contratado	**2.711**	**4.429**		**7.140**	**208.018.000**		**208.018.000**
Profesional y Técnico	755	788		1.543	45.022.370		45.022.370
Personal Administrativo	406	281		687	20.045.605		20.045.605
Personal Docente	1.479	3.221		4.700	137.138.780		137.138.780
Personal Médico	21	14		35	1.021.245		1.021.245
Obrero	50	125		175	4.790.000		4.790.000
TOTAL	**4.900**	**6.708**	**216**	**11.824**	**437.364.000**	**105.415.000**	**542.779.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.101**	**1.278**	**3.379**	**567.156.000**
Médicos	18	21	39	6.546.044
Empleados	1.661	666	2.327	390.580.649
Docentes	234	219	453	76.034.823
Obreros	188	372	560	93.994.484
Pensionados	**420**	**493**	**913**	**156.441.000**
Empleados	280	157	437	74.879.208
Obreros	140	336	476	81.561.792
TOTAL	**2.521**	**1.771**	**4.292**	**723.597.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.488.715.000
4.02	Materiales, suministros y mercancías	197.743.000
4.03	Servicios no personales	712.236.000
4.04	Activos reales	512.043.000
4.07	Transferencias y donaciones	817.793.000
4.08	Otros gastos	45.954.000
4.11	Disminución de pasivos	3.500.000
	TOTAL	**5.777.984.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.761.278.000**
INGRESOS CORRIENTES ORDINARIOS	4.761.278.000
INGRESOS DE LA PROPIEDAD	20.000.000
Intereses	20.000.000
Intereses internos	20.000.000
Intereses por depósitos	20.000.000
OTROS INGRESOS	4.741.278.000
Otros ingresos ordinarios	4.741.278.000
1.2 GASTOS CORRIENTES	**5.262.441.000**
GASTOS DE CONSUMO	4.444.648.000
Remuneraciones	3.488.715.000
Sueldos, salarios y otras retribuciones	1.318.670.000
Beneficios y complementos de sueldos y salarios	545.995.000
Aportes patronales	191.910.000
Prestaciones sociales y otras indemnizaciones	513.164.000
Asistencia socioeconómica	810.740.000
Otros gastos de personal	108.236.000
Compra de bienes y servicios	786.461.000
Bienes de consumo	197.743.000
Servicios no personales	588.718.000
Impuestos indirectos	123.518.000
Depreciación y amortización	45.954.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	817.793.000
Al sector privado	813.150.000
Transferencias corrientes al sector privado	804.564.000
Directas a personas	802.389.000
Pensiones y otros beneficios asociados	235.233.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	567.156.000
A instituciones sin fines de lucro	147.000
Otras transferencias corrientes internas al sector privado	2.028.000
Donaciones corrientes al sector privado	8.586.000
Donaciones a personas	6.359.000
Donaciones a instituciones sin fines de lucro	2.227.000
Al sector público	4.643.000
Donaciones corrientes al sector público	4.643.000
A la República	4.643.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(501.163.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(455.209.000)**
RECURSOS PROPIOS DE CAPITAL	(455.209.000)
Desahorro en cuenta corriente	(501.163.000)
Incremento de la depreciación y amortización acumuladas	45.954.000
2.2 GASTOS DE CAPITAL	**512.043.000**
INVERSIÓN REAL DIRECTA	512.043.000
Formación bruta de capital fijo	511.137.000
Maquinaria, equipos y otros bienes muebles	28.494.000
Construcciones de bienes de dominio privado	482.643.000
Bienes intangibles	906.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(967.252.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**970.752.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	970.752.000
Disminución de otros activos financieros	970.752.000
Disminución de disponibilidades	647.977.336

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de bancos	647.977.336
Disminución de cuentas por cobrar a corto plazo	322.774.664
Disminución de cuentas comerciales por cobrar a corto plazo	322.774.664
3.2 APLICACIONES FINANCIERAS	**970.752.000**
DISMINUCIÓN DE PASIVOS	3.500.000
Disminución de cuentas y efectos por pagar	3.500.000
Disminución de cuentas y efectos por pagar a corto plazo	3.500.000
Disminución cuentas por pagar a contratistas a corto plazo	3.500.000
DÉFICIT FINANCIERO	967.252.000

A0051

Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)

INSTITUTO NACIONAL DE CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el ejercicio económico financiero 2015, el Instituto Nacional para la Capacitación y Recreación de los Trabajadores (Incret) estima un presupuesto de recursos por un monto de: Setecientos Ocho Millones Ochenta y Dos Mil Quinientos Sesenta y Seis Bolívares con 00/100 (Bs. 708.082.566,00), cuyas fuentes de financiamiento son:

Transferencias Recibidas del Sector Público:	Bs.	689.136.083
Recursos por la Venta de Servicios:	Bs.	12.008.383
Disminución de Activos Financieros:	Bs.	6.938.100

Los recursos generados por la venta de servicios están enmarcados en el desarrollo de una política incluyente, solidaria, participativa y socialista destinada a los trabajadores y trabajadoras. Vale la pena destacar que las tarifas cobradas por los servicios prestados son solidarias, con la finalidad de garantizar el acceso a los programas recreativos, deportivos, culturales, de hospedajes y turismo social.

POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS

La política de gastos y aplicaciones del Incret para el año 2015 está enmarcada en el Objetivo Histórico II: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo", según lo establecido en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

En este sentido se programaron dos (2) proyectos y tres (3) acciones centralizadas:

- "Promoción y formación para los trabajadores y las trabajadoras, en materia de recreación, utilización del tiempo libre, descanso y turismo social", cuyo monto asciende a la cantidad de: **Trescientos Ochenta y Nueve Millones Cuatrocientos Treinta y Cinco Mil Ochocientos Noventa y Dos Bolívares con 00/100 (Bs. 389.435.892,00)**, monto que representa el **55%** del presupuesto total de la institución.
- "Rehabilitación, recuperación, mantenimiento, protección y dotación a todas las infraestructuras del Incret a nivel nacional, destinadas a la recreación, descanso y turismo social, para los trabajadores, trabajadoras y su grupo familiar", al cual se les destinará recursos que alcanzan la cantidad de: **Ciento Ochenta y Ocho Millones Cuatrocientos Once Mil Cuatrocientos Ochenta y Cinco Bolívares con 00/100 (Bs. 188.411.485,00)**, equivalente al **27%** del monto total presupuestado para el año 2015.

Las acciones centralizadas alcanzan la cantidad de: **Ciento Treinta Millones Doscientos Treinta y Cinco Mil Ciento Ochenta y Nueve Bolívares con 00/100 (Bs. 130.235.189,00),** que representan el **18%** del presupuesto.

Por último es importante destacar que el presupuesto del Incret se fundamenta en la aplicación de los recursos disponibles con criterio de austeridad y maximizando la eficiencia del gasto. Dichos recursos se utilizarán para financiar gastos de personal, pensiones y jubilaciones, gastos generados por el suministro de insumos y la prestación de servicios y mantenimiento para el normal funcionamiento del ente e igualmente para cubrir la inversión correspondiente a la adquisición de todos los activos necesario para una óptima operatividad de la institución, destacando la ejecución de un plan de inversión en la infraestructura del Incret en sus distintas dependencias a nivel nacional, a saber: Casa Sindical de San Cristóbal, Casa Sindical de Barquisimeto , Colonia Vacacional Incret Sol en Higuerote, Bahía de Patanemo, Casa Sindical de Cumaná, Centro Vacacional los Caracas y la nueva sede ubicada en Maracaibo. Dicha inversión repercutirá directa y positivamente el desarrollo, crecimiento y mejoras de los programas de recreación, deporte, cultura, hospedaje y turismo social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**701.144.466**
INGRESOS CORRIENTES ORDINARIOS	701.144.466
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.008.383
Venta de otros bienes y servicios	12.008.383
TRANSFERENCIAS CORRIENTES	689.136.083
Transferencias corrientes del sector público	689.136.083
Transferencias corrientes internas recibidas del sector público	689.136.083
De la República	689.136.083
FUENTES DE FINANCIAMIENTO	**6.938.100**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.938.100
Disminución de otros activos financieros	6.938.100
Disminución de disponibilidades	6.938.100
Disminución de bancos	6.938.100
TOTAL RECURSOS	**708.082.566**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**484.292.407**
GASTOS DE CONSUMO	473.385.160
Remuneraciones	269.515.717
Sueldos, salarios y otras retribuciones	83.713.100
Beneficios y complementos de sueldos y salarios	83.199.361
Aportes patronales	10.263.940
Prestaciones sociales y otras indemnizaciones	27.962.776
Asistencia socioeconómica	64.376.540
Compra de bienes y servicios	164.130.741
Bienes de consumo	82.530.306
Servicios no personales	81.600.435
Impuestos indirectos	39.738.702
GASTOS DE LA PROPIEDAD	340.000
Derechos sobre bienes intangibles	340.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.567.247
Al sector privado	10.567.247
Transferencias corrientes al sector privado	10.387.247
Directas a personas	10.387.247
Pensiones y otros beneficios asociados	4.741.342
Jubilaciones y otros beneficios asociados	5.645.905
Donaciones corrientes al sector privado	180.000
Donaciones a personas	100.000
Donaciones a instituciones sin fines de lucro	80.000
GASTOS DE CAPITAL	**216.852.059**
INVERSIÓN REAL DIRECTA	216.852.059
Formación bruta de capital fijo	216.067.059
Maquinaria, equipos y otros bienes muebles	87.817.059
Construcciones de bienes de dominio privado	128.250.000
Bienes intangibles	785.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**6.938.100**
DISMINUCIÓN DE PASIVOS	6.938.100
Disminución de cuentas y efectos por pagar	6.938.100
Disminución de cuentas y efectos por pagar a corto plazo	6.938.100
Disminución de sueldos, salarios y otras remuneraciones por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar	2.378.100
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	500.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	120.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	35.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	60.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	8.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	750.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	500
Disminución de otros aportes patronales por pagar	904.600
Disminución cuentas por pagar a proveedores a corto plazo	3.000.000
Disminución de efectos por pagar a contratistas a corto	1.500.000
TOTAL GASTOS	**708.082.566**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125276	Promoción y formación para los trabajadores y las trabajadoras, en materia de recreación, utilización del tiempo libre, descanso y turismo social	atención			5.000.000		389.435.892			389.435.892
125281	Rehabilitación, recuperación, mantenimiento, protección y dotación a todas las Infraestructuras del INCRET a Nivel Nacional, destinadas a la Recreación, Descanso y Turismo Social, para los trabajadores, trabajadoras y su grupo familiar.	acondicionamiento			155		188.411.485			188.411.485
					TOTAL		577.847.377			577.847.377

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		90.004.241			90.004.241
02	Gestión administrativa	18.946.483	10.897.218			29.843.701
03	Previsión y protección social		10.387.247			10.387.247
	TOTAL	18.946.483	111.288.706			130.235.189

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**133**	**170**	**44**	**347**	**18.841.910**	**8.000.854**	**26.842.764**
Alto Nivel y de Dirección		1		1	62.772		62.772
Directivo	2	8		10	627.722		627.722
Profesional y Técnico	19	16	16	51	2.990.879	1.171.890	4.162.769
Personal Administrativo	24	5	12	41	2.095.534	807.276	2.902.810
Obrero	88	140	16	244	13.065.003	6.021.688	19.086.691
Personal Contratado	**86**	**103**		**189**	**14.847.295**		**14.847.295**
Directivo	7	11		18	1.129.900		1.129.900
Profesional y Técnico	38	16		54	2.636.334		2.636.334
Personal Administrativo	18	9		27	1.377.454		1.377.454
Obrero	23	67		90	9.703.607		9.703.607
TOTAL	**219**	**273**	**44**	**536**	**33.689.205**	**8.000.854**	**41.690.059**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**18**	**17**	**35**	**5.645.905**
Empleados	18	10	28	4.516.724
Obreros		7	7	1.129.181
Pensionados	**20**	**10**	**30**	**4.741.342**
Empleados	19	10	29	4.649.512
Obreros	1		1	91.830
TOTAL	**38**	**27**	**65**	**10.387.247**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	269.515.717
4.02	Materiales, suministros y mercancías	82.530.306
4.03	Servicios no personales	121.679.137
4.04	Activos reales	216.852.059
4.07	Transferencias y donaciones	10.567.247
4.11	Disminución de pasivos	6.938.100
	TOTAL	**708.082.566**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**701.144.466**
INGRESOS CORRIENTES ORDINARIOS	701.144.466
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.008.383
Venta de otros bienes y servicios	12.008.383
TRANSFERENCIAS CORRIENTES	689.136.083
Transferencias Corrientes del Sector Público	689.136.083
Transferencias Corrientes Internas Recibidas del Sector Público	689.136.083
De la República	689.136.083
Ministerio del Poder Popular para el Proceso Social de Trabajo	689.136.083
-Recursos Ordinarios	689.136.083
1.2 GASTOS CORRIENTES	**484.292.407**
GASTOS DE CONSUMO	473.385.160
Remuneraciones	269.515.717
Sueldos, salarios y otras retribuciones	83.713.100
Beneficios y complementos de sueldos y salarios	83.199.361
Aportes patronales	10.263.940
Prestaciones sociales y otras indemnizaciones	27.962.776
Asistencia socioeconómica	64.376.540
Compra de bienes y servicios	164.130.741
Bienes de consumo	82.530.306
Servicios no personales	81.600.435
Impuestos indirectos	39.738.702
GASTOS DE LA PROPIEDAD	340.000
Derechos sobre bienes intangibles	340.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.567.247
Al sector privado	10.567.247
Transferencias corrientes al sector privado	10.387.247
Directas a personas	10.387.247

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	4.741.342
Jubilaciones y otros beneficios asociados	5.645.905
Donaciones corrientes al sector privado	180.000
Donaciones a personas	100.000
Donaciones a instituciones sin fines de lucro	80.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**216.852.059**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**216.852.059**
RECURSOS PROPIOS DE CAPITAL	216.852.059
Ahorro en cuenta corriente	216.852.059
2.2 GASTOS DE CAPITAL	**216.852.059**
INVERSIÓN REAL DIRECTA	216.852.059
Formación bruta de capital fijo	216.067.059
Maquinaria, equipos y otros bienes muebles	87.817.059
Construcciones de bienes de dominio privado	128.250.000
Bienes intangibles	785.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.938.100**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.938.100
Disminución de otros activos financieros	6.938.100
Disminución de disponibilidades	6.938.100
Disminución de bancos	6.938.100

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**6.938.100**
DISMINUCIÓN DE PASIVOS	6.938.100
Disminución de cuentas y efectos por pagar	6.938.100
Disminución de cuentas y efectos por pagar a corto plazo	6.938.100
Disminución de sueldos, salarios y otras remuneraciones por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar	2.378.100
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	500.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	120.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	35.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	60.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	8.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	750.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	500
Disminución de otros aportes patronales por pagar	904.600
Disminución cuentas por pagar a proveedores a corto plazo	3.000.000
Disminución de efectos por pagar a contratistas a corto	1.500.000

A0055

Instituto Venezolano de los Seguros Sociales (IVSS)

INSTITUTO VENEZOLANO DE LOS SEGUROS SOCIALES (IVSS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

FINANCIAMIENTO

Los ingresos estimados en el Presupuesto del Instituto Venezolano de los Seguros Sociales (IVSS) para el Ejercicio Económico Financiero 2015, ascienden a Bs. 104.565.441.951, en donde las fuentes de financiamiento son:

Aporte del Ejecutivo Nacional	**58.971.929.326**
- Recursos Ordinarios	58.971.929.326
Ingresos Propios	**45.593.512.625**
TOTAL PRESUPUESTO 2015	**104.565.441.951**

La distribución del aporte del Ejecutivo Nacional se desglosa de la siguiente manera:

- Se asigna al Proyecto 08: Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social; un monto de Bs. 53.271.929.326, lo que representa un 90% de los recursos aprobados.
- Se asigna al Proyecto 09: Fortalecimiento del Servicio de Asistencia Médica Integral de manera universal, solidaria y gratuita, como elemento fundamental del Sistema de Seguridad Social y el Sistema Público Nacional de Salud; para Gastos de Personal un total de Bs. 5.700.000.000, lo que representa el 10% del aporte.

Los ingresos propios están estimados para el año 2015 en Bs. 45.593.512.625, tomando como referencia el comportamiento que ha tenido la recaudación en los últimos años, conjuntamente con la aplicación de una política agresiva de fiscalización y cobranza por el I.V.S.S; así como la inclusión de cotizantes a través de la Reforma Parcial de la Ley del Seguro Social (Artículo N° 6) y su Reglamento (Artículo N° 7), que agiliza la afiliación de trabajadores no dependientes y por Continuación Facultativa.

Estos ingresos se destinarán para atender los siguientes gastos:

- Proyecto 08: Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social; se asigna la cantidad de Bs. 2.486.167.275, lo que representa un 5% de los recursos propios.
- Proyecto 09: Fortalecimiento del Servicio de Asistencia Médica Integral de manera universal, solidaria y gratuita, como elemento fundamental del Sistema de Seguridad Social y el Sistema Público Nacional de Salud; se asigna la cantidad de Bs. 33.676.690.903, lo que representa un 74% de los recursos propios.
- Acción Centralizada 01: Dirección y Coordinación de los Gastos de los Trabajadores; se asigna la cantidad de Bs. 651.203.046, lo que representa un 2% de los recursos propios para garantizar parte del gasto del personal de las Dependencias Centrales del Instituto.
- Acción Centralizada 02: Gestión Administrativa; se asigna la cantidad de Bs. 3.386.811.646, lo que representa un 7% de los recursos propios, para garantizar el funcionamiento de las Dependencias Centrales del Instituto.
- Acción Centralizada 03: Previsión y Protección Social; se asigna la cantidad de Bs. 5.392.639.755, lo que representa un 12% de los recursos propios, para atender el pago de las nóminas del personal jubilado y pensionado del Instituto.

POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS

La política presupuestaria se perfila bajo una estructura de presupuesto equilibrado entre los ingresos y los gastos, estableciéndose un Presupuesto para el año 2015 de Bs. 104.565.441.951; distribuido por partidas, de la siguiente manera:

401. Gastos de Personal	Bs.	15.059.526.710
402. Materiales, Suministros y Mercancías	Bs.	15.974.740.110
403. Servicios no Personales	Bs.	6.334.130.216
404. Activos Reales	Bs.	6.812.111.851
407. Transferencias y Donaciones	Bs.	60.384.933.064
TOTAL	**Bs.**	**104.565.441.951**

Igualmente, el Presupuesto será distribuido de acuerdo a los Proyectos Institucionales y Acciones Centralizadas de la siguiente forma:

Acciones Centralizadas Bs. 9.430.654.447, lo que representa el 9% del presupuesto total.

ACCIÓN 01: Dirección y Coordinación de los Gastos de los Trabajadores	Bs.	651.203.046
ACCIÓN 02: Gestión Administrativa	Bs.	3.386.811.646
ACCIÓN 03: Previsión y Protección Social	Bs.	5.392.639.755
TOTAL ACCIONES CENTRALIZADAS	**Bs.**	**9.430.654.447**

Proyectos Institucionales Bs. 95.134.787.504, que representan el 91% del presupuesto total.

PROYECTO 08: Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social.	Bs.	55.758.096.601
PROYECTO 09: Fortalecimiento del servicio de asistencia médica integral de manera universal, solidaria y gratuita; como elemento fundamental del Sistema de Seguridad Social y el Sistema Público Nacional de Salud	Bs.	39.376.690.903
TOTAL PROYECTOS	**Bs.**	**95.134.787.504**

COBERTURA DE LOS SERVICIOS A PRESTAR:

Proyecto 08: Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social; a través de este Proyecto se garantiza el pago de las pensiones a 2.727.897 beneficiarios y beneficiarias, que comprende la inclusión de 108.000 nuevos ciudadanos y ciudadanas al sistema de pensiones por las diferentes contingencias, (vejez, incapacidad, invalidez y sobrevivencia); continuar con la cancelación a 2.619.897 pensionados regulares al cierre del año 2014 que incluyen 13.000 Amas de Casa y 546.353 beneficiarios y beneficiarias de la Gran Misión en Amor Mayor Venezuela. Igualmente, se atiende el pago de 75.412 y 55.200 beneficiarios y beneficiarias de las Indemnizaciones por Incapacidad Temporal y por Pérdida Involuntaria del Empleo respectivamente; así como las Comisiones Bancarias correspondientes a las Nóminas de pensiones; Gastos de Personal y de Funcionamiento de las 48 Oficinas Administrativas que funcionan en el territorio nacional.

Proyecto 09: Fortalecimiento del Servicio de Asistencia Médica Integral de manera universal, solidaria y gratuita; como elemento fundamental del Sistema de Seguridad Social y el Sistema Público Nacional de Salud; con este Proyecto se garantiza la Asistencia Médica Integral a través de 14.085.059 atenciones en los 63 Ambulatorios, 36 Hospitales y el Complejo Hemato-Oncológico y de Radiocirugía; igualmente, 3.169.601 atenciones a través de los Programas de Entrega de Medicamentos de Alto Costo, Diálisis, Atención Médica Especializada (Geriátricas, Psiquiátricas, Custodiables, HIV y Educación Especial por discapacidades físicas, cognitivas, visuales y auditivas), y la formación de estudiantes en el Colegio Universitario de Rehabilitación May Hamilton; asimismo, se realizaran 217 obras y 2.210 mantenimientos de infraestructuras, de equipos mecánicos, eléctricos y electromédicos en los Centros Asistenciales a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**104.565.441.951**
INGRESOS CORRIENTES ORDINARIOS	104.565.441.951
INGRESOS NO TRIBUTARIOS	45.593.512.625
Ingresos por aportes y contribuciones a la seguridad social	45.593.512.625
TRANSFERENCIAS CORRIENTES	58.971.929.326
Transferencias corrientes del sector público	58.971.929.326
Transferencias corrientes internas recibidas del sector público	58.971.929.326
De la República	58.971.929.326
TOTAL RECURSOS	**104.565.441.951**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**97.753.330.100**
GASTOS DE CONSUMO	37.368.397.036
Remuneraciones	15.059.526.710
Sueldos, salarios y otras retribuciones	8.392.960.754
Beneficios y complementos de sueldos y salarios	3.053.672.212
Aportes patronales	718.047.744
Prestaciones sociales y otras indemnizaciones	2.544.360.792
Asistencia socioeconómica	349.790.576
Otros gastos de personal	694.632
Compra de bienes y servicios	20.621.523.006
Bienes de consumo	15.974.740.110
Servicios no personales	4.646.782.896
Impuestos indirectos	1.687.347.320
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.384.933.064
Al sector privado	60.365.479.312
Transferencias corrientes al sector privado	60.336.266.580
Directas a personas	60.336.266.580
Pensiones y otros beneficios asociados	55.156.171.120
Jubilaciones y otros beneficios asociados	5.180.095.460
Donaciones corrientes al sector privado	29.212.732
Donaciones a personas	29.212.732
Al sector público	19.453.752
Transferencias corrientes al sector público	150.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	150.000
Donaciones corrientes al sector público	19.303.752
A la República	13.750.000
A los entes descentralizados sin fines empresariales	5.553.752

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**6.812.111.851**
INVERSIÓN REAL DIRECTA	6.812.111.851
Formación bruta de capital fijo	6.799.248.815
Edificios e instalaciones	32.470.592
Maquinaria, equipos y otros bienes muebles	1.147.859.443
Construcciones de bienes de dominio privado	5.618.918.780
Bienes intangibles	12.863.036
TOTAL GASTOS	**104.565.441.951**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125199	Fortalecimiento del servicio de asistencia médica integral de manera universal, solidaria y gratuita; como elemento fundamental del Sistema de Seguridad Social y el Sistema Público Nacional de Salud	paciente	4.448.514	3.030.914	7.479.428	33.676.690.903	5.700.000.000			39.376.690.903
125271	Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social.	persona	1.927.511	1.326.643	3.254.154	2.486.167.275	53.271.929.326			55.758.096.601
					TOTAL	**36.162.858.178**	**58.971.929.326**			**95.134.787.504**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	651.203.046				651.203.046
02	Gestión administrativa	3.386.811.646				3.386.811.646
03	Previsión y protección social	5.392.639.755				5.392.639.755
	TOTAL	**9.430.654.447**				**9.430.654.447**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**38.410**	**12.805**		**51.215**	**4.434.493.554**	**441.719.836**	**4.876.213.390**
Alto Nivel y de Dirección		1		1	160.108		160.108
Directivo	799	266		1.065	92.651.073	10.640.329	103.291.402
Profesional y Técnico	18.024	6.008		24.032	2.216.343.806	254.531.614	2.470.875.420
Personal Administrativo	6.033	2.011		8.044	741.784.055	85.188.721	826.972.776
Personal Docente	218	73		291	26.855.383	3.084.153	29.939.536
Personal Médico	6.164	2.055		8.219	757.915.729	87.041.331	844.957.060
Obrero	7.172	2.391		9.563	598.783.400	1.233.688	600.017.088
Personal Contratado	**340**	**114**		**454**	**112.462.900**		**112.462.900**
Personal Administrativo	48	16		64	15.696.874		15.696.874
Personal Docente	2	1		3	514.976		514.976
Personal Médico	290	97		387	96.251.050		96.251.050
TOTAL	**38.750**	**12.919**		**51.669**	**4.546.956.454**	**441.719.836**	**4.988.676.290**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.571**	**857**	**3.428**	**5.180.095.460**
Empleados	2.571	857	3.428	5.180.095.460
Pensionados	**37.226**	**12.408**	**49.634**	**212.544.296**
Médicos	5.046	1.681	6.727	28.806.389
Empleados	17.485	5.830	23.315	99.840.549
Obreros	14.695	4.897	19.592	83.897.358
TOTAL	**39.797**	**13.265**	**53.062**	**5.392.639.756**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	15.059.526.710
4.02	Materiales, suministros y mercancías	15.974.740.110
4.03	Servicios no personales	6.334.130.216
4.04	Activos reales	6.812.111.851
4.07	Transferencias y donaciones	60.384.933.064
	TOTAL	**104.565.441.951**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**104.565.441.951**
INGRESOS CORRIENTES ORDINARIOS	104.565.441.951
INGRESOS NO TRIBUTARIOS	45.593.512.625
Ingresos por aportes y contribuciones a la seguridad social	45.593.512.625
TRANSFERENCIAS CORRIENTES	58.971.929.326
Transferencias corrientes del sector público	58.971.929.326
Transferencias corrientes internas recibidas del sector público	58.971.929.326
De la República	58.971.929.326
Ministerio del Poder Popular para el Proceso Social de Trabajo	58.971.929.326
-Recursos Ordinarios	58.971.929.326
1.2 GASTOS CORRIENTES	**97.753.330.100**
GASTOS DE CONSUMO	37.368.397.036
Remuneraciones	15.059.526.710
Sueldos, salarios y otras retribuciones	8.392.960.754
Beneficios y complementos de sueldos y salarios	3.053.672.212
Aportes patronales	718.047.744
Prestaciones sociales y otras indemnizaciones	2.544.360.792
Asistencia socioeconómica	349.790.576
Otros gastos de personal	694.632
Compra de bienes y servicios	20.621.523.006
Bienes de consumo	15.974.740.110
Servicios no personales	4.646.782.896
Impuestos indirectos	1.687.347.320
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.384.933.064
Al sector privado	60.365.479.312
Transferencias corrientes al sector privado	60.336.266.580
Directas a personas	60.336.266.580

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	55.156.171.120
Jubilaciones y otros beneficios asociados	5.180.095.460
Donaciones corrientes al sector privado	29.212.732
Donaciones a personas	29.212.732
Al sector público	19.453.752
Transferencias corrientes al sector público	150.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	150.000
Donaciones corrientes al sector público	19.303.752
A la República	13.750.000
A los entes descentralizados sin fines empresariales	5.553.752
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.812.111.851**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.812.111.851**
RECURSOS PROPIOS DE CAPITAL	6.812.111.851
Ahorro en cuenta corriente	6.812.111.851
2.2 GASTOS DE CAPITAL	**6.812.111.851**
INVERSIÓN REAL DIRECTA	6.812.111.851
Formación bruta de capital fijo	6.799.248.815
Edificios e instalaciones	32.470.592
Maquinaria, equipos y otros bienes muebles	1.147.859.443
Construcciones de bienes de dominio privado	5.618.918.780
Bienes intangibles	12.863.036
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0176

Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

INSTITUTO NACIONAL DE PREVENCIÓN, SALUD Y SEGURIDAD LABORALES (INPSASEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Prevención, Salud y Seguridad Laborales (Inpsasel) como Institución rectora en la gestión de la política en Seguridad y Salud en el Trabajo continúa el avance hacia la construcción de la cultura de la prevención de riesgos y procesos peligrosos en los centros de trabajo, para establecer los mecanismos de defensa de la vida y la salud de las trabajadoras y los trabajadores, fijando su acción en los aspectos formativos, investigativos, reguladores y preventivos; y facilitando la acción orgánica de los mismos en sus espacios laborales, como una contribución al logro de la máxima imperativa expuesta en la Constitución de la República Bolivariana de Venezuela la cual insta al alcance de la Suprema Felicidad Social.

En el marco de este propósito, la misión del Inpsasel se orienta a la constitución, y gestión del régimen prestacional de seguridad y salud en el trabajo. Por lo tanto, su visión estará orientada a ser un instrumento científico-técnico y político para la transformación de las condiciones concretas del desarrollo de la acción productiva de los trabajadores y las trabajadoras garantizando que estas se desarrollen en un ambiente de salud y seguridad que posibiliten el pleno desarrollo de sus facultades físicas y mentales.

El monto asignado presupuestariamente para el Ejercicio Económico Financiero 2015, asciende a la cantidad de **Bs. 942.521.377** distribuido:

- **PROYECTO I:** "Desarrollo de la cultura socialista preventiva en materia de salud y seguridad laboral en el proceso social de trabajo". **Bs. 532.620.367.**
- "**PROYECTO II:** "Optimizar la infraestructura física de las sedes del Inpsasel por la defensa de la salud y seguridad laboral de la clase obrera venezolana". **Bs. 35.310.000.**
- Acción Centralizada para gastos operativos y de funcionamiento. **Bs. 374.591.010.**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**942.521.377**
INGRESOS CORRIENTES ORDINARIOS	942.521.377
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.500.000
Venta de otros bienes y servicios	3.500.000
TRANSFERENCIAS CORRIENTES	939.021.377
Transferencias corrientes del sector público	939.021.377
Transferencias corrientes internas recibidas del sector público	939.021.377
De la República	939.021.377
TOTAL RECURSOS	**942.521.377**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**906.488.236**
GASTOS DE CONSUMO	904.789.461
Remuneraciones	791.707.025
Sueldos, salarios y otras retribuciones	322.367.917
Beneficios y complementos de sueldos y salarios	153.456.324
Aportes patronales	36.215.964
Prestaciones sociales y otras indemnizaciones	67.281.980
Asistencia socioeconómica	212.384.840
Compra de bienes y servicios	101.664.890
Bienes de consumo	59.317.250
Servicios no personales	42.347.640
Impuestos indirectos	11.417.546
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.698.775
Al sector privado	1.698.775
Transferencias corrientes al sector privado	698.775
Directas a personas	698.775
Pensiones y otros beneficios asociados	75.323
Jubilaciones y otros beneficios asociados	623.452
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
GASTOS DE CAPITAL	**36.033.141**
INVERSIÓN REAL DIRECTA	36.033.141
Formación bruta de capital fijo	36.033.141
Maquinaria, equipos y otros bienes muebles	30.733.141
Construcciones de bienes de dominio privado	5.300.000
TOTAL GASTOS	**942.521.377**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123772	Desarrollo de la cultura socialista preventiva en materia de salud y seguridad laboral en el proceso social de trabajo	trabajador(a)	132.715	88.476	221.191		532.620.367			532.620.367
123776	Optimizar la infraestructura fisica de las Sedes del Inpsasel por la defensa de la Salud y Seguridad Laboral de la clase obrera Venezolana	acondicionamiento			6		35.310.000			35.310.000
					TOTAL		**567.930.367**			**567.930.367**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		273.722.951			273.722.951
02	Gestión administrativa	3.500.000	96.497.284			99.997.284
03	Previsión y protección social		698.775			698.775
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		172.000			172.000
	TOTAL	**3.500.000**	**371.091.010**			**374.591.010**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**549**	**542**	**416**	**1.507**	**86.874.485**	**59.455.100**	**146.329.585**
Alto Nivel y de Dirección	57	61	39	157	8.060.656	853.420	8.914.076
Profesional y Técnico	344	161	269	774	46.549.375	41.129.684	87.679.059
Personal Administrativo	78	86	9	173	10.404.447	9.193.068	19.597.515
Personal Médico	12	6	42	60	3.608.479	3.188.348	6.796.827
Obrero	58	228	57	343	18.251.528	5.090.580	23.342.108
Personal Contratado	**159**	**137**		**296**	**32.389.148**		**32.389.148**
Profesional y Técnico	103	91		194	21.228.023		21.228.023
Personal Administrativo	56	38		94	10.285.742		10.285.742
Personal Médico		8		8	875.383		875.383
TOTAL	708	679	416	1.803	119.263.633	59.455.100	178.718.733

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**3**		**3**	**623.452**
Empleados	3		3	623.452
Pensionados	**1**		**1**	**75.323**
Empleados	1		1	75.323
TOTAL	4		4	698.775

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	791.707.025
4.02	Materiales, suministros y mercancías	59.317.250
4.03	Servicios no personales	53.765.186
4.04	Activos reales	36.033.141
4.07	Transferencias y donaciones	1.698.775
	TOTAL	**942.521.377**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**942.521.377**
INGRESOS CORRIENTES ORDINARIOS	942.521.377
Ingresos por la venta de bienes y servicios de la administración pública	3.500.000
Venta de otros bienes y servicios	3.500.000
TRANSFERENCIAS CORRIENTES	939.021.377
Transferencias corrientes del sector público	939.021.377
Transferencias corrientes internas recibidas del sector público	939.021.377
De la República	939.021.377
Ministerio del Poder Popular para el Proceso Social de Trabajo	939.021.377
Recursos Ordinarios	939.021.377
1.2 GASTOS CORRIENTES	**906.488.236**
GASTOS DE CONSUMO	904.789.461
Remuneraciones	791.707.025
Sueldos, salarios y otras retribuciones	322.367.917
Beneficios y complementos de sueldos y salarios	153.456.324
Aportes patronales	36.215.964
Prestaciones sociales y otras indemnizaciones	67.281.980
Asistencia socioeconómica	212.384.840
Compra de bienes y servicios	101.664.890
Bienes de consumo	59.317.250
Servicios no personales	42.347.640
Impuestos indirectos	11.417.546
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.698.775
Al sector privado	1.698.775
Transferencias corrientes al sector privado	698.775
Directas a personas	698.775
Pensiones y otros beneficios asociados	75.323

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	623.452
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**36.033.141**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**36.033.141**
RECURSOS PROPIOS DE CAPITAL	36.033.141
Ahorro en cuenta corriente	36.033.141
2.2 GASTOS DE CAPITAL	**36.033.141**
INVERSIÓN REAL DIRECTA	36.033.141
Formación bruta de capital fijo	36.033.141
Maquinaria, equipos y otros bienes muebles	30.733.141
Construcciones de bienes de dominio privado	5.300.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0250

Tesorería de Seguridad Social

TESORERÍA DE SEGURIDAD SOCIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Tesorería de Seguridad Social, tiene como finalidad la recaudación, distribución e inversión de los recursos financieros del Sistema de Seguridad Social, a objeto de garantizar la sustentación parafiscal y la operatividad del mismo, así como la gestión del Sistema de Información de Seguridad Social, para el registro, afiliación e identificación de personas y organismos de la Administración Pública Nacional, Estadal y Municipal.

En este orden de ideas, para el Ejercicio Económico Financiero 2015, en aras de continuar contribuyendo con la construcción de una sociedad igualitaria y justa, la Tesorería de Seguridad Social, orienta los recursos para el logro de las metas planteadas en la formulación de dos (02) proyectos medulares, los cuales se describen:

- Impulsar la sustentabilidad del Sistema de Seguridad Social, para el otorgamiento de las jubilaciones y pensiones de los trabajadores y trabajadoras de la Administración Pública Nacional. Con una inversión de Bs. 1.309.815.346, a objeto de recaudar e invertir los aportes y las cotizaciones de los trabajadores y trabajadoras de la Administración Pública Nacional, de los Estados y los Municipios, contribuyendo a la sustentabilidad del Sistema de Seguridad Social, el cual beneficiará a un total de 25.232 personas.
- Fortalecimiento del Sistema de Información de Seguridad Social. Con una inversión de Bs. 19.037.997, a objeto de adquirir los equipos necesarios y contratar los servicios técnicos que permitan la puesta en marcha del módulo del Fondo de Jubilaciones y Pensiones, para garantizar el registro, afiliación e identificación de los trabajadores y trabajadoras de la Administración Pública Nacional, de los Estados y los Municipios de manera segura y oportuna, fortaleciendo así el sistema de información de Seguridad Social.

La Tesorería destina la cantidad de Bs 120.004.269, a las Acciones Centralizadas, que tendrán como propósito principal apoyar sus gastos de funcionamiento.

Vale destacar que, gran parte de sus recursos provienen de los intereses por la recaudación de los aportes y las cotizaciones de los funcionarios, empleados y obreros de la Administración Pública Nacional, con el fin de garantizar el pago oportuno de las jubilaciones y pensiones de acuerdo a lo establecido en la Ley de Reforma Parcial de la Ley del Estatuto sobre el Régimen de Jubilaciones y Pensiones de los Funcionarios o Funcionarias, Empleados o Empleadas de la Administración Pública Nacional, de los Estados y de los Municipios, contribuyendo a la sustentabilidad del Sistema de Seguridad Social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.334.396.460**
INGRESOS CORRIENTES ORDINARIOS	1.334.396.460
INGRESOS DE LA PROPIEDAD	1.315.358.463
Intereses	1.315.358.463
Intereses internos	1.315.358.463
Intereses por depósitos	1.315.358.463
TRANSFERENCIAS CORRIENTES	19.037.997
Transferencias corrientes del sector público	19.037.997
Transferencias corrientes internas recibidas del sector público	19.037.997
De la República	19.037.997
INGRESOS DE CAPITAL	**2.902.471**
RECURSOS PROPIOS DE CAPITAL	2.902.471
Incremento de la depreciación y amortización acumuladas	2.902.471
FUENTES DE FINANCIAMIENTO	**111.558.681**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	111.558.681
Disminución de otros activos financieros	111.558.681
Disminución de disponibilidades	111.558.681
Disminución de caja	111.558.681
TOTAL RECURSOS	**1.448.857.612**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.430.291.466**
GASTOS DE CONSUMO	190.914.610
Remuneraciones	112.831.353
Sueldos, salarios y otras retribuciones	30.223.049
Beneficios y complementos de sueldos y salarios	33.168.326
Aportes patronales	3.333.357
Prestaciones sociales y otras indemnizaciones	13.292.432
Asistencia socioeconómica	32.814.189
Compra de bienes y servicios	61.737.563
Bienes de consumo	21.872.719
Servicios no personales	39.864.844
Impuestos indirectos	13.443.223
Depreciación y amortización	2.902.471
GASTOS DE LA PROPIEDAD	2.148.800
Derechos sobre bienes intangibles	2.148.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.237.228.056
Al sector privado	1.237.228.056
Transferencias corrientes al sector privado	1.236.228.056
Directas a personas	829.134.968
Pensiones y otros beneficios asociados	827.503.769
Jubilaciones y otros beneficios asociados	1.631.199
Otras transferencias corrientes internas al sector privado	407.093.088
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**18.566.146**
INVERSIÓN REAL DIRECTA	18.566.146
Formación bruta de capital fijo	18.566.146
Maquinaria, equipos y otros bienes muebles	17.810.319
Construcciones de bienes de dominio privado	755.827
TOTAL GASTOS	**1.448.857.612**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124398	Impulsar la sustentabilidad del Sistema de Seguridad Social, para el otorgamiento de las jubilaciones y pensiones de los trabajadores y trabajadoras de la Administración Pública Nacional.	persona	12.796	12.436	25.232	1.309.815.346				1.309.815.346
124399	Fortalecimiento del Sistema de Información de Seguridad Social.	módulo			1		19.037.997			19.037.997
					TOTAL	**1.309.815.346**	**19.037.997**			**1.328.853.343**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	66.564.646				66.564.646
02	Gestión administrativa	50.946.279				50.946.279
03	Previsión y protección social	2.493.344				2.493.344
	TOTAL	**120.004.269**				**120.004.269**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**19**	**12**	**14**	**45**	**892.798**	**2.028**	**894.826**
Alto Nivel y de Dirección	18	12	14	44	841.774		841.774
Profesional y Técnico	1			1	51.024	2.028	53.052
Personal Contratado	**87**	**93**		**180**	**14.111.494**		**14.111.494**
Profesional y Técnico	60	51		111	8.738.988		8.738.988
Personal Administrativo	18	23		41	3.813.190		3.813.190
Obrero	9	19		28	1.559.316		1.559.316
TOTAL	**106**	**105**	**14**	**225**	**15.004.292**	**2.028**	**15.006.320**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**10**	**8**	**18**	**1.631.199**
Empleados	10	7	17	1.545.151
Obreros		1	1	86.048
Pensionados	**5**	**2**	**7**	**862.145**
Empleados	4	2	6	776.097
Obreros	1		1	86.048
TOTAL	**15**	**10**	**25**	**2.493.344**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	112.831.353
4.02	Materiales, suministros y mercancías	21.872.719
4.03	Servicios no personales	55.456.867
4.04	Activos reales	18.566.146
4.07	Transferencias y donaciones	1.237.228.056
4.08	Otros gastos	2.902.471
	TOTAL	**1.448.857.612**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.334.396.460**
INGRESOS CORRIENTES ORDINARIOS	1.334.396.460
INGRESOS DE LA PROPIEDAD	1.315.358.463
Intereses	1.315.358.463
Intereses internos	1.315.358.463
Intereses por depósitos	1.315.358.463
TRANSFERENCIAS CORRIENTES	19.037.997
Transferencias corrientes del sector público	19.037.997
Transferencias corrientes internas recibidas del sector público	19.037.997
De la República	19.037.997
Ministerio del Poder Popular para el Proceso Social de Trabajo	19.037.997
-Recursos Ordinarios	19.037.997
1.2 GASTOS CORRIENTES	**1.430.291.466**
GASTOS DE CONSUMO	190.914.610
Remuneraciones	112.831.353
Sueldos, salarios y otras retribuciones	30.223.049
Beneficios y complementos de sueldos y salarios	33.168.326
Aportes patronales	3.333.357
Prestaciones sociales y otras indemnizaciones	13.292.432
Asistencia socioeconómica	32.814.189
Compra de bienes y servicios	61.737.563
Bienes de consumo	21.872.719
Servicios no personales	39.864.844
Impuestos indirectos	13.443.223
Depreciación y amortización	2.902.471
GASTOS DE LA PROPIEDAD	2.148.800
Derechos sobre bienes intangibles	2.148.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.237.228.056
Al sector privado	1.237.228.056

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	1.236.228.056
Directas a personas	829.134.968
Pensiones y otros beneficios asociados	827.503.769
Jubilaciones y otros beneficios asociados	1.631.199
Otras transferencias corrientes internas al sector privado	407.093.088
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(95.895.006)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(92.992.535)**
RECURSOS PROPIOS DE CAPITAL	(92.992.535)
Desahorro en cuenta corriente	(95.895.006)
Incremento de la depreciación y amortización acumuladas	2.902.471
2.2 GASTOS DE CAPITAL	**18.566.146**
INVERSIÓN REAL DIRECTA	18.566.146
Formación bruta de capital fijo	18.566.146
Maquinaria, equipos y otros bienes muebles	17.810.319
Construcciones de bienes de dominio privado	755.827
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(111.558.681)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**111.558.681**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	111.558.681
Disminución de otros activos financieros	111.558.681
Disminución de disponibilidades	111.558.681
Disminución de caja	111.558.681
3.2 APLICACIONES FINANCIERAS	**111.558.681**
DÉFICIT FINANCIERO	111.558.681

21
Tribunal Supremo de Justicia

A0475

Fundación Gaceta Forense

FUNDACIÓN GACETA FORENSE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Gaceta Forense está destinada a la administración y soporte del Sistema de Información Documental del Tribunal Supremo de Justicia, edición y publicación del Fondo Editorial.

En este sentido, la función de edición y publicación es fundamental para la difusión de la normativa legal que afecta al pueblo en general y posibilita la compresión de los criterios que orientan la función judicial, principal razón de ser del Poder Judicial.

El incremento sostenido de la demanda de publicaciones del Fondo Editorial, impone la necesidad del fortalecimiento de la estructura de apoyo editorial y administrativo, lo que permitirá en primer lugar, diversificar sus colecciones, y en segundo lugar, promover la edición popular de normativa legal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.155.036**
INGRESOS CORRIENTES ORDINARIOS	5.155.036
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	600.000
Venta de otros bienes y servicios	600.000
INGRESOS DE LA PROPIEDAD	2.500
Intereses	2.500
Intereses internos	2.500
Intereses por depósitos	2.500
TRANSFERENCIAS CORRIENTES	2.779.400
Transferencias corrientes del sector público	2.779.400
Transferencias corrientes internas recibidas del sector público	2.779.400
De la República	2.779.400
OTROS INGRESOS	1.773.136
Otros ingresos ordinarios	1.773.136
TOTAL RECURSOS	**5.155.036**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.155.036**
GASTOS DE CONSUMO	2.841.974
Remuneraciones	468.700
Sueldos, salarios y otras retribuciones	464.816
Beneficios y complementos de sueldos y salarios	2.124
Asistencia socioeconómica	1.760
Compra de bienes y servicios	2.140.340
Bienes de consumo	212.000
Servicios no personales	1.928.340
Impuestos indirectos	232.934
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.313.062
Al sector privado	1.313.062
Transferencias corrientes al sector privado	1.313.062
Directas a personas	1.313.062
Jubilaciones y otros beneficios asociados	1.313.062
APLICACIONES FINANCIERAS	**1.000.000**
INVERSIÓN FINANCIERA	1.000.000
Incremento de otros activos financieros	1.000.000
Incremento de disponibilidades	1.000.000
Incremento de bancos	1.000.000
TOTAL GASTOS	**5.155.036**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123757	Fortalecimiento de la Edición de Libros y Publicaciones de la Gaceta Forense	publicación			6	2.375.636	2.779.400			5.155.036
					TOTAL	2.375.636	2.779.400			5.155.036

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**9.612**		**9.612**
Directivo		1		1	9.612		9.612
TOTAL		1		1	9.612		9.612

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**3**		**3**	**1.313.062**
Empleados	3		3	1.313.062
TOTAL	3		3	1.313.062

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	468.700
4.02	Materiales, suministros y mercancías	212.000
4.03	Servicios no personales	2.161.274
4.05	Activos financieros	1.000.000
4.07	Transferencias y donaciones	1.313.062
	TOTAL	5.155.036

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.155.036**
INGRESOS CORRIENTES ORDINARIOS	5.155.036
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	600.000
Venta de otros bienes y servicios	600.000
INGRESOS DE LA PROPIEDAD	2.500
Intereses	2.500
Intereses internos	2.500
Intereses por depósitos	2.500
TRANSFERENCIAS CORRIENTES	2.779.400
Transferencias corrientes del sector público	2.779.400
Transferencias corrientes internas recibidas del sector público	2.779.400
De la República	2.779.400
Tribunal Supremo de Justicia	2.779.400
-Recursos Ordinarios	2.779.400
OTROS INGRESOS	1.773.136
Otros ingresos ordinarios	1.773.136
1.2 GASTOS CORRIENTES	**4.155.036**
GASTOS DE CONSUMO	2.841.974
Remuneraciones	468.700
Sueldos, salarios y otras retribuciones	464.816
Beneficios y complementos de sueldos y salarios	2.124
Asistencia socioeconómica	1.760
Compra de bienes y servicios	2.140.340
Bienes de consumo	212.000
Servicios no personales	1.928.340
Impuestos indirectos	232.934

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.313.062
Al sector privado	1.313.062
Transferencias corrientes al sector privado	1.313.062
Directas a personas	1.313.062
Jubilaciones y otros beneficios asociados	1.313.062
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.000.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.000.000**
RECURSOS PROPIOS DE CAPITAL	1.000.000
Ahorro en cuenta corriente	1.000.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.000.000**
SUPERÁVIT FINANCIERO	1.000.000
3.2 APLICACIONES FINANCIERAS	**1.000.000**
INVERSIÓN FINANCIERA	1.000.000
Incremento de otros activos financieros	1.000.000
Incremento de disponibilidades	1.000.000
Incremento de bancos	1.000.000

23
Ministerio Público

A0239

Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal

FUNDACIÓN PARA LA INVESTIGACIÓN, CAPACITACIÓN Y DESARROLLO DE LA FUNCIÓN FISCAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación continuará impulsando la investigación, capacitación y desarrollo de la función fiscal en el ámbito nacional e internacional, manteniendo como línea estratégica el fortalecimiento de las capacidades del recurso humano y la difusión de los métodos de investigación técnica, científica, fiscal y penal para el mejoramiento del nivel académico, científico, social y cultural.

Para ello orienta sus esfuerzos a la realización de las siguientes acciones:

- Incrementar los servicios a través de la oferta de programas académicos ajustados a los requerimientos y necesidades de la empresas que lo soliciten, además del diseño de programas de capacitación que atenderán a las diferentes formas de organización del Poder Popular (Consejos Comunales, Empresas de Producción Social, entre otros), así como a los Órganos financiadores de estos.
- Continuar con la oferta de programas de capacitación, que se dicta a los distintos organismos públicos.
- Fortalecer el recurso humano en las diferentes áreas, que coadyuven al logro de las metas propuestas.
- Realización de cursos de especialización y formación académica, para funcionarios abogados que laboran en el Ministerio Público, Sistema de Justicia, abogados de libre ejercicio y estudiantes en la carrera de Derecho que se encuentren cursando los últimos semestres.
- Establecer sinergias con el Ministerio Público para desarrollar programas o proyectos orientados al mejoramiento académico, social, cultural y científico del proceso penal, para contribuir a garantizar los derechos ciudadanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**14.268.058**
INGRESOS CORRIENTES ORDINARIOS	14.058.058
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.858.058
Venta de otros bienes y servicios	6.858.058
TRANSFERENCIAS CORRIENTES	7.200.000
Transferencias corrientes del sector público	7.200.000
Transferencias corrientes internas recibidas del sector público	7.200.000
De la República	7.200.000
INGRESOS CORRIENTES EXTRAORDINARIOS	210.000
INGRESOS POR OPERACIONES DIVERSAS	210.000
Otros ingresos extraordinarios	210.000
INGRESOS DE CAPITAL	**1.525.844**
RECURSOS PROPIOS DE CAPITAL	1.525.844
Incremento de la depreciación y amortización acumuladas	1.525.844
FUENTES DE FINANCIAMIENTO	**4.142.553**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.142.553
Disminución de otros activos financieros	4.142.553
Disminución de disponibilidades	4.142.553
Disminución de bancos	4.142.553
TOTAL RECURSOS	**19.936.455**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**18.574.623**
GASTOS DE CONSUMO	18.574.623
Remuneraciones	6.748.667
Sueldos, salarios y otras retribuciones	3.401.257
Beneficios y complementos de sueldos y salarios	1.495.235
Aportes patronales	443.402
Prestaciones sociales y otras indemnizaciones	525.373
Asistencia socioeconómica	883.400
Compra de bienes y servicios	8.446.128
Bienes de consumo	2.424.456
Servicios no personales	6.021.672
Impuestos indirectos	1.853.984
Depreciación y amortización	1.525.844
GASTOS DE CAPITAL	**1.330.488**
INVERSIÓN REAL DIRECTA	1.330.488
Formación bruta de capital fijo	1.330.488
Maquinaria, equipos y otros bienes muebles	830.488
Construcciones de bienes de dominio privado	500.000
APLICACIONES FINANCIERAS	**31.344**
DISMINUCIÓN DE PASIVOS	31.344
Disminución de cuentas y efectos por pagar	31.344
Disminución de cuentas y efectos por pagar a corto plazo	31.344
Disminución de sueldos, salarios y otras remuneraciones por pagar	31.344
TOTAL GASTOS	**19.936.455**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124374	Desarrollo de las Competencias Profesionales de los Funcionarios del Sistema de Justicia.	actividad			136	6.858.058				6.858.058
124432	Infraestructura Física	acondicionamiento			1	1.236.716				1.236.716
					TOTAL	8.094.774				8.094.774

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	344.667	5.976.000			6.320.667
02	Gestión administrativa	4.297.014	1.224.000			5.521.014
	TOTAL	4.641.681	7.200.000			11.841.681

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**	**4**		**14**	**1.673.257**		**1.673.257**
Profesional y Técnico	10	3		13	1.558.270		1.558.270
Obrero		1		1	114.987		114.987
Personal Contratado	**9**	**8**		**17**	**518.000**		**518.000**
Profesional y Técnico	1			1	50.000		50.000
Personal Docente	8	8		16	468.000		468.000
TOTAL	**19**	**12**		**31**	**2.191.257**		**2.191.257**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	6.748.667
4.02	Materiales, suministros y mercancías	2.424.456
4.03	Servicios no personales	7.875.656
4.04	Activos reales	1.330.488
4.08	Otros gastos	1.525.844
4.11	Disminución de pasivos	31.344
	TOTAL	**19.936.455**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.268.058**
INGRESOS CORRIENTES ORDINARIOS	14.058.058
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.858.058
Venta de otros bienes y servicios	6.858.058
TRANSFERENCIAS CORRIENTES	7.200.000
Transferencias corrientes del sector público	7.200.000
Transferencias corrientes internas recibidas del sector público	7.200.000
De la República	7.200.000
Ministerio Público	7.200.000
-Recursos Ordinarios	7.200.000
INGRESOS CORRIENTES EXTRAORDINARIOS	210.000
INGRESOS POR OPERACIONES DIVERSAS	210.000
Otros ingresos extraordinarios	210.000
1.2 GASTOS CORRIENTES	**18.574.623**
GASTOS DE CONSUMO	18.574.623
Remuneraciones	6.748.667
Sueldos, salarios y otras retribuciones	3.401.257
Beneficios y complementos de sueldos y salarios	1.495.235
Aportes patronales	443.402
Prestaciones sociales y otras indemnizaciones	525.373
Asistencia socioeconómica	883.400
Compra de bienes y servicios	8.446.128
Bienes de consumo	2.424.456
Servicios no personales	6.021.672
Impuestos indirectos	1.853.984
Depreciación y amortización	1.525.844
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.306.565)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.780.721)**
RECURSOS PROPIOS DE CAPITAL	(2.780.721)
Desahorro en cuenta corriente	(4.306.565)
Incremento de la depreciación y amortización acumuladas	1.525.844
2.2 GASTOS DE CAPITAL	**1.330.488**
INVERSIÓN REAL DIRECTA	1.330.488
Formación bruta de capital fijo	1.330.488
Maquinaria, equipos y otros bienes muebles	830.488
Construcciones de bienes de dominio privado	500.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(4.111.209)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.142.553**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.142.553
Disminución de otros activos financieros	4.142.553
Disminución de disponibilidades	4.142.553
Disminución de bancos	4.142.553
3.2 APLICACIONES FINANCIERAS	**4.142.553**
DISMINUCIÓN DE PASIVOS	31.344
Disminución de cuentas y efectos por pagar	31.344
Disminución de cuentas y efectos por pagar a corto plazo	31.344
Disminución de sueldos, salarios y otras remuneraciones por pagar	31.344
DÉFICIT FINANCIERO	4.111.209

25
Procuraduría General de la República

A0403

Fundación Procuraduría

FUNDACIÓN PROCURADURÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Procuraduría es una Institución del Estado, con personalidad jurídica y patrimonio propio, sometida al control y tutela de la Procuraduría General de la República. Su objetivo principal consiste en capacitar y desarrollar, en el área de la Ciencia Jurídica, a los abogados que presten sus servicios en la Administración Pública Nacional y a aquellos particulares que deseen ampliar sus conocimientos mediante la realización de cursos, talleres, foros, seminarios, simposios y congresos que contribuyan con su perfil integral.

Para el año 2015, la Fundación requiere intensificar el programa de formación profesional integral dirigido a los abogados y personal administrativo de la Procuraduría General de la República y de la Administración Pública en general, para contribuir con la defensa de los bienes e intereses patrimoniales de la República, así como también contribuir con las comunidades menos favorecidas.

Los objetivos que persigue la Fundación para el presente Ejercicio Económico Financiero 2015, se plasman en la consecución de las siguientes metas: realizar veinte (20) jornadas de actualización tanto jurídicas como administrativas; realizar conferencias, y llevar a cabo ayudas a las comunidades menos favorecidas, referidas a atender necesidades alimenticias, médicas y educativas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.000.000**
INGRESOS CORRIENTES ORDINARIOS	2.000.000
TRANSFERENCIAS CORRIENTES	2.000.000
Transferencias corrientes del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
TOTAL RECURSOS	**2.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.597.000**
GASTOS DE CONSUMO	797.000
Compra de bienes y servicios	757.000
Bienes de consumo	567.000
Servicios no personales	190.000
Impuestos indirectos	40.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	800.000
Al sector privado	800.000
Donaciones corrientes al sector privado	800.000
Donaciones a personas	800.000
GASTOS DE CAPITAL	**83.000**
INVERSIÓN REAL DIRECTA	83.000
Formación bruta de capital fijo	83.000
Maquinaria, equipos y otros bienes muebles	83.000
APLICACIONES FINANCIERAS	**320.000**
INVERSIÓN FINANCIERA	320.000
Incremento de otros activos financieros	320.000
Incremento de disponibilidades	320.000
Incremento de bancos	320.000
TOTAL GASTOS	**2.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125553	Desarrollo de líneas de investigación y asistencia integral a las comunidades.	taller			24		2.000.000			2.000.000
TOTAL							2.000.000			2.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.02	Materiales, suministros y mercancías	567.000
4.03	Servicios no personales	230.000
4.04	Activos reales	83.000
4.05	Activos financieros	320.000
4.07	Transferencias y donaciones	800.000
	TOTAL	**2.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.000.000**
INGRESOS CORRIENTES ORDINARIOS	2.000.000
TRANSFERENCIAS CORRIENTES	2.000.000
Transferencias corrientes del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
Procuraduría General de la República	2.000.000
Recursos Ordinarios	2.000.000
1.2 GASTOS CORRIENTES	**1.597.000**
GASTOS DE CONSUMO	797.000
Compra de bienes y servicios	757.000
Bienes de consumo	567.000
Servicios no personales	190.000
Impuestos indirectos	40.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	800.000
Al sector privado	800.000
Donaciones corrientes al sector privado	800.000
Donaciones a personas	800.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**403.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**403.000**
RECURSOS PROPIOS DE CAPITAL	403.000
Ahorro en cuenta corriente	403.000
2.2 GASTOS DE CAPITAL	**83.000**
INVERSIÓN REAL DIRECTA	83.000
Formación bruta de capital fijo	83.000
Maquinaria, equipos y otros bienes muebles	83.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**320.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**320.000**
SUPERÁVIT FINANCIERO	320.000
3.2 APLICACIONES FINANCIERAS	**320.000**
INVERSIÓN FINANCIERA	320.000
Incremento de otros activos financieros	320.000
Incremento de disponibilidades	320.000
Incremento de bancos	320.000

26
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz

Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz

A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles

A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados

A0229 Fundación Venezolana para la Prevención y Tratamiento del Consumo de Drogas (FUNDAPRET)

A0236 Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil

A0270 Fundación Gran Misión a Toda Vida Venezuela

A0423 Fundación Misión Identidad

A0498 Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

A0538 Instituto Nacional contra la Discriminación Racial

A0554 Servicio Nacional para el Desarme

A0940 Instituto Nacional de Transporte Terrestre (INTT)

A1303 Servicio Autónomo de Registros y Notarías (SAREN)

A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)

A1355 Fondo Nacional Antidrogas

A1358 Universidad Nacional Experimental de la Seguridad (UNES)

A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)

A0054

Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

INSTITUTO AUTÓNOMO DE PREVISIÓN SOCIAL DEL CUERPO DE INVESTIGACIONES CIENTÍFICAS, PENALES Y CRIMINALÍSTICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (Ipsopol), cuenta con el apoyo del Ejecutivo Nacional a través de la asignación de recursos financieros ordinarios que se destinan a la cancelación de pensiones, jubilaciones, aguinaldos y aportes patronales a los afiliados a la Caja de Ahorros del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (Cicpc), de todos aquellos funcionarios que han pasado a retiro. La meta física contemplada para el Ejercicio Económico Financiero 2015, asciende a la cantidad de 5.382 pensiones.

El Instituto recibe ingresos propios provenientes de: los aportes y contribuciones que realizan los funcionarios activos y pasivos del Ipsopol, previsión social y fondo de jubilaciones, intereses financieros que se perciban por las cuentas e inversiones de los aportes colocados en bancos públicos y privados, ingresos varios provenientes del preescolar por niños inscritos de la comunidad. Estos ingresos se destinan a los gastos de funcionamiento, principalmente al mantenimiento de los servicios médicos odontológicos que incluye cinco (5) consultorios odontológicos, y demás servicios de atención primaria, para atender a los jubilados, pensionados, funcionarios activos y sus familiares, así como a la comunidad.

Adicionalmente, se apoya al preescolar "Dtve. José Moreno", que imparte la educación inicial a los hijos de los funcionarios policiales y también se prevé acondicionar el Club Campestre El Rodeo, con el fin de brindar servicios a los jubilados, pensionados, funcionarios activos y sus familiares, y a la comunidad.

Se mantiene un criterio de austeridad en el gasto de acuerdo a las directrices emanadas del Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz. Dentro de la estructura de gastos se tiene contemplado cancelar la suscripción a los beneficios de cobertura de la Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ) del personal contratado del Ipsopol, igualmente, el otorgamiento de ayudas económicas por motivos de salud a nuestros afiliados.

Se estima que serán atendidas a través de los servicios médicos odontológicos 45.175 personas (Jubilados, Pensionados, personal activo y sus familiares inmediatos y a la comunidad) que requieran atención primaria, exámenes de Laboratorio, Rayos X, Odontología y Rehabilitación.

La matrícula escolar del Preescolar se calcula en 125 niños en educación inicial y se esperan 25.000 visitantes en las instalaciones del Club Campestre El Rodeo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**502.735.020**
INGRESOS CORRIENTES ORDINARIOS	502.735.020
INGRESOS NO TRIBUTARIOS	115.349.413
Ingresos por aportes y contribuciones a la seguridad social	115.349.413
INGRESOS DE LA PROPIEDAD	9.324.775
Intereses	9.324.775
Intereses internos	9.324.775
Intereses por títulos-valores	9.209.477
Intereses por depósitos	115.298
TRANSFERENCIAS CORRIENTES	373.293.037
Transferencias corrientes del sector público	373.293.037
Transferencias corrientes internas recibidas del sector público	373.293.037
De la República	373.293.037
OTROS INGRESOS	4.767.795
Otros ingresos ordinarios	4.767.795
INGRESOS DE CAPITAL	**1.477.580**
RECURSOS PROPIOS DE CAPITAL	1.477.580
Incremento de la depreciación y amortización acumuladas	1.477.580
TOTAL RECURSOS	**504.212.600**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**434.851.163**
GASTOS DE CONSUMO	58.699.168
Remuneraciones	24.194.922
Sueldos, salarios y otras retribuciones	12.629.846
Beneficios y complementos de sueldos y salarios	5.805.581
Aportes patronales	1.289.285
Prestaciones sociales y otras indemnizaciones	4.070.210
Asistencia socioeconómica	400.000
Compra de bienes y servicios	29.666.185
Bienes de consumo	14.902.449
Servicios no personales	14.763.736
Impuestos indirectos	3.360.481
Depreciación y amortización	1.477.580
TRANSFERENCIAS Y DONACIONES CORRIENTES	376.151.995
Al sector privado	374.293.037
Transferencias corrientes al sector privado	373.293.037
Directas a personas	373.293.037
Pensiones y otros beneficios asociados	67.576.734
Jubilaciones y otros beneficios asociados	305.716.303
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
Al sector público	1.858.958
Transferencias corrientes al sector público	1.658.958
A los entes descentralizados sin fines empresariales para sus gastos	1.658.958
Donaciones corrientes al sector público	200.000
A la República	200.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**7.805.712**
INVERSIÓN REAL DIRECTA	7.805.712
Formación bruta de capital fijo	7.555.712
Maquinaria, equipos y otros bienes muebles	5.273.512
Construcciones de bienes de dominio privado	2.282.200
Bienes intangibles	250.000
APLICACIONES FINANCIERAS	**61.555.725**
INVERSIÓN FINANCIERA	61.555.725
Adquisición de títulos y valores que no otorgan propiedad	61.555.725
Adquisición de títulos y valores a corto plazo	61.555.725
Adquisición de títulos y valores privados	61.555.725
TOTAL GASTOS	**504.212.600**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123780	Bienestar integral del personal activo y pasivo del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	Pensión	1.875	3.507	5.382	41.980.530	373.293.037			415.273.567
					TOTAL	**41.980.530**	**373.293.037**			**415.273.567**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	24.246.770				24.246.770
02	Gestión administrativa	64.692.263				64.692.263
	TOTAL	**88.939.033**				**88.939.033**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**327.360**		**327.360**
Alto Nivel y de Dirección		1		1	327.360		327.360
Personal Contratado	**51**	**29**		**80**	**7.433.400**		**7.433.400**
Profesional y Técnico	20	16		36	4.004.520		4.004.520
Personal Administrativo	31	13		44	3.428.880		3.428.880
TOTAL	**51**	**30**		**81**	**7.760.760**		**7.760.760**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1.698**	**2.736**	**4.434**	**305.716.303**
Empleados	1.698	2.736	4.434	305.716.303
Pensionados	**177**	**771**	**948**	**67.576.734**
Empleados	177	771	948	67.576.734
TOTAL	**1.875**	**3.507**	**5.382**	**373.293.037**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	24.194.922
4.02	Materiales, suministros y mercancías	14.902.449
4.03	Servicios no personales	18.124.217
4.04	Activos reales	7.805.712
4.05	Activos financieros	61.555.725
4.07	Transferencias y donaciones	376.151.995
4.08	Otros gastos	1.477.580
	TOTAL	**504.212.600**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**502.735.020**
INGRESOS CORRIENTES ORDINARIOS	502.735.020
INGRESOS NO TRIBUTARIOS	115.349.413
Ingresos por aportes y contribuciones a la seguridad social	115.349.413
INGRESOS DE LA PROPIEDAD	9.324.775
Intereses	9.324.775
Intereses internos	9.324.775
Intereses por títulos-valores	9.209.477
Intereses por depósitos	115.298
TRANSFERENCIAS CORRIENTES	373.293.037
Transferencias corrientes del sector público	373.293.037
Transferencias corrientes internas recibidas del sector público	373.293.037
De la República	373.293.037
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	373.293.037
Recursos Ordinarios	373.293.037
OTROS INGRESOS	4.767.795
Otros ingresos ordinarios	4.767.795
1.2 GASTOS CORRIENTES	**434.851.163**
GASTOS DE CONSUMO	58.699.168
Remuneraciones	24.194.922
Sueldos, salarios y otras retribuciones	12.629.846
Beneficios y complementos de sueldos y salarios	5.805.581
Aportes patronales	1.289.285
Prestaciones sociales y otras indemnizaciones	4.070.210
Asistencia socioeconómica	400.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	29.666.185
Bienes de consumo	14.902.449
Servicios no personales	14.763.736
Impuestos indirectos	3.360.481
Depreciación y amortización	1.477.580
TRANSFERENCIAS Y DONACIONES CORRIENTES	376.151.995
Al sector privado	374.293.037
Transferencias corrientes al sector privado	373.293.037
Directas a personas	373.293.037
Pensiones y otros beneficios asociados	67.576.734
Jubilaciones y otros beneficios asociados	305.716.303
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
Al sector público	1.858.958
Transferencias corrientes al sector público	1.658.958
A los entes descentralizados sin fines empresariales para sus gastos	1.658.958
Donaciones corrientes al sector público	200.000
A la República	200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**67.883.857**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**69.361.437**
RECURSOS PROPIOS DE CAPITAL	69.361.437
Ahorro en cuenta corriente	67.883.857
Incremento de la depreciación y amortización acumuladas	1.477.580

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**7.805.712**
INVERSIÓN REAL DIRECTA	7.805.712
Formación bruta de capital fijo	7.555.712
Maquinaria, equipos y otros bienes muebles	5.273.512
Construcciones de bienes de dominio privado	2.282.200
Bienes intangibles	250.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**61.555.725**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**61.555.725**
3.2 APLICACIONES FINANCIERAS	**61.555.725**
INVERSIÓN FINANCIERA	61.555.725
Adquisición de títulos y valores que no otorgan propiedad	61.555.725
Adquisición de títulos y valores a corto plazo	61.555.725
Adquisición de títulos y valores privados	61.555.725

A0145

Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles

COMISIÓN NACIONAL DE CASINOS, SALAS DE BINGO Y MÁQUINAS TRAGANÍQUELES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles (CNC), es un órgano desconcentrado adscrito al Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz, responsable de regular y controlar la explotación de la actividad de casinos, salas de bingo y máquinas traganíqueles en todo el país, de conformidad con lo establecido en las Leyes y normativas correspondientes. Para el Ejercicio Económico Financiero 2015 la Comisión reforzará la ejecución del proyecto "Regulación y Control de los Casinos, Salas de Bingo y Máquinas Traganíqueles, mediante el cual, se continuarán ejerciendo acciones de control, inspección y fiscalización de las empresas licenciatarias, empresas relacionadas, y erradicando la proliferación de establecimientos ilegales donde se lleva a cabo de forma ilícita dichas actividades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**8.267.456**
INGRESOS CORRIENTES ORDINARIOS	8.267.456
TRANSFERENCIAS CORRIENTES	6.267.456
Transferencias corrientes del sector público	6.267.456
Transferencias corrientes internas recibidas del sector público	6.267.456
De la República	6.267.456
OTROS INGRESOS	2.000.000
Otros ingresos ordinarios	2.000.000
INGRESOS DE CAPITAL	**171.153**
RECURSOS PROPIOS DE CAPITAL	171.153
Incremento de la depreciación y amortización acumuladas	171.153
FUENTES DE FINANCIAMIENTO	**50.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	50.000
Disminución de otros activos financieros	50.000
Disminución de disponibilidades	50.000
Disminución de bancos	50.000
TOTAL RECURSOS	**8.488.609**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**7.771.609**
GASTOS DE CONSUMO	7.551.609
Remuneraciones	5.620.456
Sueldos, salarios y otras retribuciones	2.445.896
Beneficios y complementos de sueldos y salarios	2.450.490
Aportes patronales	114.151
Prestaciones sociales y otras indemnizaciones	126.062
Asistencia socioeconómica	483.857
Compra de bienes y servicios	1.545.700
Bienes de consumo	495.000
Servicios no personales	1.050.700
Impuestos indirectos	214.300
Depreciación y amortización	171.153
TRANSFERENCIAS Y DONACIONES CORRIENTES	220.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
Al sector público	200.000
Transferencias corrientes al sector público	200.000
A los entes descentralizados sin fines empresariales para sus gastos	200.000
GASTOS DE CAPITAL	**667.000**
INVERSIÓN REAL DIRECTA	667.000
Formación bruta de capital fijo	627.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Maquinaria, equipos y otros bienes muebles	627.000
Bienes intangibles	40.000
APLICACIONES FINANCIERAS	**50.000**
DISMINUCIÓN DE PASIVOS	50.000
Disminución de otros pasivos	50.000
Disminución de otros pasivos a corto plazo	50.000
TOTAL GASTOS	**8.488.609**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124085	Regulación, control e inspección de los casinos, salas de bingo y máquinas traganíqueles	Fiscalización			100		3.404.775			3.404.775
					TOTAL		**3.404.775**			**3.404.775**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.700.000	2.250.681			3.950.681
02	Gestión administrativa	521.153	612.000			1.133.153
	TOTAL	**2.221.153**	**2.862.681**			**5.083.834**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**50**	**26**	**7**	**83**	**1.152.908**	**200**	**1.153.108**
Alto Nivel y de Dirección		1		1	313.000		313.000
Directivo	12	7	4	23	246.038		246.038
Profesional y Técnico	23	8	2	33	428.052	50	428.102
Personal Administrativo	14	8	1	23	146.038	50	146.088
Obrero	1	2		3	19.780	100	19.880
Personal Contratado	**2**	**4**		**6**	**232.920**		**232.920**
Profesional y Técnico	1			1	32.609		32.609
Personal Administrativo	1	4		5	200.311		200.311
TOTAL	**52**	**30**	**7**	**89**	**1.385.828**	**200**	**1.386.028**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	5.620.456
4.02	Materiales, suministros y mercancías	495.000
4.03	Servicios no personales	1.265.000
4.04	Activos reales	667.000
4.07	Transferencias y donaciones	220.000
4.08	Otros gastos	171.153
4.11	Disminución de pasivos	50.000
	TOTAL	**8.488.609**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.267.456**
INGRESOS CORRIENTES ORDINARIOS	8.267.456
TRANSFERENCIAS CORRIENTES	6.267.456
Transferencias corrientes del sector público	6.267.456
Transferencias corrientes internas recibidas del sector público	6.267.456
De la República	6.267.456
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	6.267.456
- Recursos Ordinarios	6.267.456
OTROS INGRESOS	2.000.000
Otros ingresos ordinarios	2.000.000
1.2 GASTOS CORRIENTES	**7.771.609**
GASTOS DE CONSUMO	7.551.609
Remuneraciones	5.620.456
Sueldos, salarios y otras retribuciones	2.445.896
Beneficios y complementos de sueldos y salarios	2.450.490
Aportes patronales	114.151
Prestaciones sociales y otras indemnizaciones	126.062
Asistencia socioeconómica	483.857
Compra de bienes y servicios	1.545.700
Bienes de consumo	495.000
Servicios no personales	1.050.700
Impuestos indirectos	214.300
Depreciación y amortización	171.153
TRANSFERENCIAS Y DONACIONES CORRIENTES	220.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
Al sector público	200.000
Transferencias corrientes al sector público	200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A los entes descentralizados sin fines empresariales para sus gastos	200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**495.847**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**667.000**
RECURSOS PROPIOS DE CAPITAL	667.000
Ahorro en cuenta corriente	495.847
Incremento de la depreciación y amortización acumuladas	171.153
2.2 GASTOS DE CAPITAL	**667.000**
INVERSIÓN REAL DIRECTA	667.000
Formación bruta de capital fijo	627.000
Maquinaria, equipos y otros bienes muebles	627.000
Bienes intangibles	40.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**50.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	50.000
Disminución de otros activos financieros	50.000
Disminución de disponibilidades	50.000
Disminución de bancos	50.000
3.2 APLICACIONES FINANCIERAS	**50.000**
DISMINUCIÓN DE PASIVOS	50.000
Disminución de otros pasivos	50.000
Disminución de otros pasivos a corto plazo	50.000

A0220

Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados

SERVICIO NACIONAL DE ADMINISTRACIÓN Y ENAJENACIÓN DE BIENES ASEGURADOS O INCAUTADOS, CONFISCADOS Y DECOMISADOS

PÓLITICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados (SNB), es un servicio desconcentrado especializado, sin personalidad jurídica, dependiente de la Oficina Nacional Antidrogas, con autonomía técnica y capacidad de gestión administrativa, operativa, presupuestaria y financiera.

SNB es el órgano encargado de la planificación, organización, funcionamiento, administración, disposición, liquidación, enajenación, custodia, inspección, vigilancia, procedimientos y control dentro y fuera del país, sobre los bienes muebles e inmuebles, capitales, naves y aeronaves, vehículos automotores, obras de arte y joyas, semovientes, activos y haberes bancarios, acciones y derechos asignados por los Tribunales Penales del país, conforme a la ley que regula la materia de drogas, sin perjuicio de otros bienes, derechos y acciones que conforme a su competencia se le atribuyan.

El SNB para el ejercicio económico financiero 2015 prevé obtener dos fuentes de financiamientos, ingresos propios y aporte del ejecutivo nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**71.724.033**
INGRESOS CORRIENTES ORDINARIOS	71.724.033
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	62.555.224
Venta de otros bienes y servicios	62.555.224
INGRESOS DE OPERACIÓN	2.168.809
Otros ingresos de operación	2.168.809
INGRESOS DE LA PROPIEDAD	2.000.000
Intereses	2.000.000
Intereses internos	2.000.000
Intereses por depósitos	2.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
INGRESOS DE CAPITAL	**835.692**
RECURSOS PROPIOS DE CAPITAL	835.692
Incremento de la depreciación y amortización acumuladas	835.692
FUENTES DE FINANCIAMIENTO	**6.234.578**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.234.578
Disminución de otros activos financieros	6.234.578
Disminución de disponibilidades	6.234.578
Disminución de inversiones temporales	6.234.578
TOTAL RECURSOS	**78.794.303**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**69.484.556**
GASTOS DE CONSUMO	61.144.556
Remuneraciones	45.760.034
Sueldos, salarios y otras retribuciones	15.866.721
Beneficios y complementos de sueldos y salarios	17.928.890
Aportes patronales	3.723.541
Prestaciones sociales y otras indemnizaciones	5.389.426
Asistencia socioeconómica	2.851.456
Compra de bienes y servicios	12.666.152
Bienes de consumo	6.602.775
Servicios no personales	6.063.377
Impuestos indirectos	1.882.678
Depreciación y amortización	835.692
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.340.000
Al sector público	8.340.000
Transferencias corrientes al sector público	1.340.000
A los entes descentralizados sin fines empresariales para sus gastos	1.340.000
Donaciones corrientes al sector público	7.000.000
A la República	7.000.000
GASTOS DE CAPITAL	**3.075.169**
INVERSIÓN REAL DIRECTA	3.075.169
Formación bruta de capital fijo	2.845.169
Maquinaria, equipos y otros bienes muebles	2.845.169
Bienes intangibles	230.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**6.234.578**
INVERSIÓN FINANCIERA	6.234.578
Incremento de otros activos financieros	6.234.578
Incremento de disponibilidades	6.234.578
Incremento de bancos	6.234.578
TOTAL GASTOS	**78.794.303**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123771	Optimización de los procedimientos de recuperación, administración y enajenación de bienes provenientes del delito de tráfico de drogas	Informe			5.911	47.106.543	4.000.000			51.106.543
					TOTAL	**47.106.543**	**4.000.000**			**51.106.543**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	14.037.764				14.037.764
02	Gestión administrativa	12.649.996	1.000.000			13.649.996
	TOTAL	**26.687.760**	**1.000.000**			**27.687.760**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**51.017**		**51.017**
Alto Nivel y de Dirección		1		1	51.017		51.017
Personal Contratado	**55**	**50**		**105**	**7.373.590**		**7.373.590**
Directivo	5	3		8	408.134		408.134
Profesional y Técnico	43	41		84	6.045.056		6.045.056
Personal Administrativo	3			3	212.400		212.400
Obrero	4	6		10	708.000		708.000
TOTAL	55	51		106	7.424.607		7.424.607

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	45.760.034
4.02	Materiales, suministros y mercancías	6.602.775
4.03	Servicios no personales	7.946.055
4.04	Activos reales	3.075.169
4.05	Activos financieros	6.234.578
4.07	Transferencias y donaciones	8.340.000
4.08	Otros gastos	835.692
	TOTAL	**78.794.303**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**71.724.033**
INGRESOS CORRIENTES ORDINARIOS	71.724.033
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	62.555.224
Venta de otros bienes y servicios	62.555.224
INGRESOS DE OPERACIÓN	2.168.809
Otros ingresos de operación	2.168.809
INGRESOS DE LA PROPIEDAD	2.000.000
Intereses	2.000.000
Intereses internos	2.000.000
Intereses por depósitos	2.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	5.000.000
- Recursos Ordinarios	5.000.000
1.2 GASTOS CORRIENTES	**69.484.556**
GASTOS DE CONSUMO	61.144.556
Remuneraciones	45.760.034
Sueldos, salarios y otras retribuciones	15.866.721
Beneficios y complementos de sueldos y salarios	17.928.890
Aportes patronales	3.723.541
Prestaciones sociales y otras indemnizaciones	5.389.426
Asistencia socioeconómica	2.851.456
Compra de bienes y servicios	12.666.152

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Bienes de consumo	6.602.775
Servicios no personales	6.063.377
Impuestos indirectos	1.882.678
Depreciación y amortización	835.692
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.340.000
Al sector público	8.340.000
Transferencias corrientes al sector público	1.340.000
A los entes descentralizados sin fines empresariales para sus gastos	1.340.000
Donaciones corrientes al sector público	7.000.000
A la República	7.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.239.477**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.075.169**
RECURSOS PROPIOS DE CAPITAL	3.075.169
Ahorro en cuenta corriente	2.239.477
Incremento de la depreciación y amortización acumuladas	835.692
2.2 GASTOS DE CAPITAL	**3.075.169**
INVERSIÓN REAL DIRECTA	3.075.169
Formación bruta de capital fijo	2.845.169
Maquinaria, equipos y otros bienes muebles	2.845.169
Bienes intangibles	230.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.234.578**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.234.578
Disminución de otros activos financieros	6.234.578
Disminución de disponibilidades	6.234.578
Disminución de inversiones temporales	6.234.578
3.2 APLICACIONES FINANCIERAS	**6.234.578**
INVERSIÓN FINANCIERA	6.234.578
Incremento de otros activos financieros	6.234.578
Incremento de disponibilidades	6.234.578
Incremento de bancos	6.234.578

A0229

Fundación Venezolana para la Prevención y Tratamiento del Consumo de Drogas (FUNDAPRET)

FUNDACIÓN VENEZOLANA PARA LA PREVENCIÓN Y TRATAMIENTO DEL CONSUMO DE DROGAS (FUNDAPRET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Venezolana para la Prevención y Tratamiento del Consumo de Drogas contribuye con el fortalecimiento de los planes de Prevención Integral Social, Tratamiento, Rehabilitación y Reincorporación Social, así como de seguridad y defensa en el ámbito de control del tráfico ilícito de Sustancias Estupefacientes y Psicotrópicas, desarrollados por el Ministerio del Poder Popular para las Relaciones Interiores, Justicia y Paz.

En virtud de la relevancia de sus funciones FUNDAPRET, presenta su propuesta para el Ejercicio Económico Financiero 2015, con el propósito de ejecutar proyectos dirigidos a la prevención y protección social de niños, niñas, jóvenes, adolescentes, adultos y discapacitados, así como el apoyo a través de donaciones a diferentes organismos de tecnología de punta, equipos automotores, marítimos, aéreos y terrestres. Así mismo, plantea implementar talleres, cursos, charlas, encuentros, conferencias, seminarios y actividades recreativas y deportivas, dirigidas a la prevención del consumo de drogas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.337.686.327**
INGRESOS CORRIENTES ORDINARIOS	1.337.686.327
INGRESOS DE OPERACIÓN	85.390.236
Otros ingresos de operación	85.390.236
TRANSFERENCIAS CORRIENTES	1.252.296.091
Transferencias corrientes del sector público	1.252.296.091
Transferencias corrientes internas recibidas del sector público	1.252.296.091
De los entes descentralizados sin fines empresariales	1.252.296.091
TOTAL RECURSOS	**1.337.686.327**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.332.934.827**
GASTOS DE CONSUMO	172.271.084
Remuneraciones	26.256.344
Sueldos, salarios y otras retribuciones	13.025.648
Beneficios y complementos de sueldos y salarios	7.359.743
Aportes patronales	1.177.086
Prestaciones sociales y otras indemnizaciones	2.527.966
Asistencia socioeconómica	2.165.901
Compra de bienes y servicios	9.124.308
Bienes de consumo	6.118.486
Servicios no personales	3.005.822
Impuestos indirectos	136.890.432
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.160.663.743
Al sector privado	1.870.000
Donaciones corrientes al sector privado	1.870.000
Donaciones a personas	1.870.000
Al sector público	1.158.793.743
Transferencias corrientes al sector público	39.072.234
A los entes descentralizados sin fines empresariales para sus gastos	39.072.234
Donaciones corrientes al sector público	1.119.721.509
A la República	1.600.000
A los entes descentralizados sin fines empresariales	1.118.121.509
GASTOS DE CAPITAL	**4.751.500**
INVERSIÓN REAL DIRECTA	4.751.500
Formación bruta de capital fijo	3.751.500
Maquinaria, equipos y otros bienes muebles	3.751.500
Bienes intangibles	1.000.000
TOTAL GASTOS	**1.337.686.327**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124611	Desarrollar y ejecutar planes y programas a nivel nacional, en materia de prevención y consumo de drogas.	Persona	1.000.000	5.000.000	6.000.000				1.252.296.091	1.252.296.091
					TOTAL				**1.252.296.091**	**1.252.296.091**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	26.272.966				26.272.966
02	Gestión administrativa	59.117.270				59.117.270
	TOTAL	**85.390.236**				**85.390.236**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**333.571**		**333.571**
Alto Nivel y de Dirección		1		1	333.571		333.571
Personal Contratado	**20**	**19**		**39**	**3.616.325**		**3.616.325**
Profesional y Técnico	16	15		31	3.240.333		3.240.333
Personal Administrativo	4	4		8	375.992		375.992
TOTAL	**20**	**20**		**40**	**3.949.896**		**3.949.896**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	26.256.344
4.02	Materiales, suministros y mercancías	6.118.486
4.03	Servicios no personales	139.896.254
4.04	Activos reales	4.751.500
4.07	Transferencias y donaciones	1.160.663.743
	TOTAL	**1.337.686.327**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.337.686.327**
INGRESOS CORRIENTES ORDINARIOS	1.337.686.327
INGRESOS DE OPERACIÓN	85.390.236
Otros ingresos de operación	85.390.236
TRANSFERENCIAS CORRIENTES	1.252.296.091
Transferencias corrientes del sector público	1.252.296.091
Transferencias corrientes internas recibidas del sector público	1.252.296.091
De los entes descentralizados sin fines empresariales	1.252.296.091
1.2 GASTOS CORRIENTES	**1.332.934.827**
GASTOS DE CONSUMO	172.271.084
Remuneraciones	26.256.344
Sueldos, salarios y otras retribuciones	13.025.648
Beneficios y complementos de sueldos y salarios	7.359.743
Aportes patronales	1.177.086
Prestaciones sociales y otras indemnizaciones	2.527.966
Asistencia socioeconómica	2.165.901
Compra de bienes y servicios	9.124.308
Bienes de consumo	6.118.486
Servicios no personales	3.005.822
Impuestos indirectos	136.890.432
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.160.663.743
Al sector privado	1.870.000
Donaciones corrientes al sector privado	1.870.000
Donaciones a personas	1.870.000
Al sector público	1.158.793.743

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector público	39.072.234
A los entes descentralizados sin fines empresariales para sus gastos	39.072.234
Donaciones corrientes al sector público	1.119.721.509
A la República	1.600.000
A los entes descentralizados sin fines empresariales	1.118.121.509
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.751.500**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.751.500**
RECURSOS PROPIOS DE CAPITAL	4.751.500
Ahorro en cuenta corriente	4.751.500
2.2 GASTOS DE CAPITAL	**4.751.500**
INVERSIÓN REAL DIRECTA	4.751.500
Formación bruta de capital fijo	3.751.500
Maquinaria, equipos y otros bienes muebles	3.751.500
Bienes intangibles	1.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0236

Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil

FONDO NACIONAL DE BOMBEROS Y BOMBERAS Y ADMINISTRACIÓN DE EMERGENCIAS DE CARÁCTER CIVIL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil (Fonbe), tiene como propósito promover la prevención de accidentes y hechos violentos; razón por la cual es competente desarrollar programas y proyectos que permitan la capacitación del talento humano y la implementación de planes de dotación a los Cuerpos de Bomberos y Bomberas de Administración de Emergencia de Carácter Civil a nivel Nacional, impulsando de esta manera el avance tecnológico y de capacitación en función de consolidar los procesos de recaudación de fondos y de identificación de las diferentes condiciones de riesgo, amenaza y vulnerabilidad en espacios tanto públicos como privados, así como también salvaguardar la vida y los bienes de la ciudadanía ante los riesgos de incendios u otros siniestros, enmarcado dentro de las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**14.350.000**
INGRESOS CORRIENTES ORDINARIOS	14.350.000
OTROS INGRESOS	14.350.000
Otros ingresos ordinarios	14.350.000
INGRESOS DE CAPITAL	**154.000**
RECURSOS PROPIOS DE CAPITAL	154.000
Incremento de la depreciación y amortización acumuladas	154.000
FUENTES DE FINANCIAMIENTO	**6.221.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.221.000
Disminución de otros activos financieros	6.221.000
Disminución de disponibilidades	6.221.000
Disminución de bancos	6.221.000
TOTAL RECURSOS	**20.725.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**20.403.300**
GASTOS DE CONSUMO	17.003.300
Remuneraciones	14.620.230
Sueldos, salarios y otras retribuciones	5.497.058
Beneficios y complementos de sueldos y salarios	5.435.536
Aportes patronales	989.110
Prestaciones sociales y otras indemnizaciones	1.395.672
Asistencia socioeconómica	1.302.854
Compra de bienes y servicios	1.949.420
Bienes de consumo	751.766
Servicios no personales	1.197.654
Impuestos indirectos	279.650
Depreciación y amortización	154.000
GASTOS DE LA PROPIEDAD	900.000
Derechos sobre bienes intangibles	900.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.500.000
Al sector público	2.500.000
Transferencias corrientes al sector público	700.000
A los entes descentralizados sin fines empresariales para sus gastos	700.000
Donaciones corrientes al sector público	1.800.000
A la República	1.800.000
GASTOS DE CAPITAL	**321.700**
INVERSIÓN REAL DIRECTA	321.700
Formación bruta de capital fijo	321.700
Maquinaria, equipos y otros bienes muebles	321.700
TOTAL GASTOS	**20.725.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123796	Optimización del proceso de recaudación del Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil (Fonbe), que coadyuvará al financiamiento de programas y actividades que fortalezcan los Cuerpos de Bomberos a nivel nacional.	Informe			16	13.628.000				13.628.000
					TOTAL	**13.628.000**				**13.628.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.071.780				1.071.780
02	Gestión administrativa	6.025.220				6.025.220
	TOTAL	**7.097.000**				**7.097.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**15**	**6**		**21**	**1.623.053**		**1.623.053**
Profesional y Técnico	15	6		21	1.623.053		1.623.053
TOTAL	15	6		21	1.623.053		1.623.053

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	14.620.230
4.02	Materiales, suministros y mercancías	751.766
4.03	Servicios no personales	2.377.304
4.04	Activos reales	321.700
4.07	Transferencias y donaciones	2.500.000
4.08	Otros gastos	154.000
	TOTAL	**20.725.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.350.000**
INGRESOS CORRIENTES ORDINARIOS	14.350.000
OTROS INGRESOS	14.350.000
Otros ingresos ordinarios	14.350.000
1.2 GASTOS CORRIENTES	**20.403.300**
GASTOS DE CONSUMO	17.003.300
Remuneraciones	14.620.230
Sueldos, salarios y otras retribuciones	5.497.058
Beneficios y complementos de sueldos y salarios	5.435.536
Aportes patronales	989.110
Prestaciones sociales y otras indemnizaciones	1.395.672
Asistencia socioeconómica	1.302.854
Compra de bienes y servicios	1.949.420
Bienes de consumo	751.766
Servicios no personales	1.197.654
Impuestos indirectos	279.650
Depreciación y amortización	154.000
GASTOS DE LA PROPIEDAD	900.000
Derechos sobre bienes intangibles	900.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.500.000
Al sector público	2.500.000
Transferencias corrientes al sector público	700.000
A los entes descentralizados sin fines empresariales para sus gastos	700.000
Donaciones corrientes al sector público	1.800.000
A la República	1.800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.053.300)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(5.899.300)**
RECURSOS PROPIOS DE CAPITAL	(5.899.300)
Desahorro en cuenta corriente	(6.053.300)
Incremento de la depreciación y amortización acumuladas	154.000
2.2 GASTOS DE CAPITAL	**321.700**
INVERSIÓN REAL DIRECTA	321.700
Formación bruta de capital fijo	321.700
Maquinaria, equipos y otros bienes muebles	321.700
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(6.221.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.221.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.221.000
Disminución de otros activos financieros	6.221.000
Disminución de disponibilidades	6.221.000
Disminución de bancos	6.221.000
3.2 APLICACIONES FINANCIERAS	**6.221.000**
DÉFICIT FINANCIERO	6.221.000

A0270

Fundación Gran Misión a Toda Vida Venezuela

FUNDACIÓN GRAN MISIÓN A TODA VIDA VENEZUELA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Gran Misión "A Toda Vida Venezuela" tiene como misión fundamental: financiar y diseñar, construir, implementar y darle seguimiento a una política pública de seguridad ciudadana y convivencia, que sea integral, participativa, de alcance nacional y debidamente coordinada y articulada con los distintos organismos públicos, organizaciones sociales y comunidades interesadas en la construcción de una sociedad más justa y amante de la paz, donde el derecho a la vida esté plenamente garantizado.

En vista de las atribuciones legales de la Institución, para el Ejercicio Económico Financiero 2015 se prevé dar continuidad a los proyectos en ejecución de la Fundación, como lo son el fortalecimiento de la seguridad ciudadana y la convivencia solidaria y el apoyo a los proyectos de inversión a ser ejecutados por el Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz (Mpprijp), con el propósito de afianzar los Planes de Seguridad por la Vida y Por la Paz, establecidos por el Ejecutivo Nacional.

Para el presente Ejercicio Económico Financiero, la Fundación propone un Plan Operativo Anual Institucional conformado por seis proyectos y dos acciones centralizadas, los cuales tienen como objetivo coadyuvar a disminuir la ocurrencia de situaciones vinculadas con el delito, faltas, accidentalidad vial, desastres o emergencias que constituyan amenaza, vulnerabilidad o riesgo para el disfrute de los derechos de la población, a través de la modificación de las condiciones estructurales, situacionales e institucionales que las hacen posible, en el campo de la prevención y el control penal ajustado a derecho, en un marco de estímulo a la organización y movilización popular, la búsqueda de la igualdad social sustantiva y con perspectiva de derechos humanos, todo en consonancia con las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**29.437.246**
INGRESOS CORRIENTES ORDINARIOS	29.437.246
TRANSFERENCIAS CORRIENTES	29.437.246
Transferencias corrientes del sector público	29.437.246
Transferencias corrientes internas recibidas del sector público	29.437.246
De la República	29.437.246
INGRESOS DE CAPITAL	**2.925.602.471**
RECURSOS PROPIOS DE CAPITAL	2.500.000
Incremento de la depreciación y amortización acumuladas	2.500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	2.923.102.471
Transferencias y donaciones de capital del sector público	2.923.102.471
Transferencias de capital recibidas del sector público	2.923.102.471
De los entes descentralizados financieros bancarios	2.923.102.471
FUENTES DE FINANCIAMIENTO	**3.814.223.262**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.814.223.262
Disminución de otros activos financieros	3.814.223.262
Disminución de disponibilidades	401.860.000
Disminución de bancos	401.860.000
Disminución de cuentas por cobrar a corto plazo	3.412.363.262
Disminución de otras cuentas por cobrar a corto plazo	3.412.363.262
TOTAL RECURSOS	**6.769.262.979**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**278.313.732**
GASTOS DE CONSUMO	79.116.956
Remuneraciones	29.300.937
Sueldos, salarios y otras retribuciones	3.844.280
Beneficios y complementos de sueldos y salarios	15.815.819
Aportes patronales	2.421.614
Prestaciones sociales y otras indemnizaciones	4.713.870
Asistencia socioeconómica	2.505.354
Compra de bienes y servicios	41.878.935
Bienes de consumo	13.826.135
Servicios no personales	28.052.800
Impuestos indirectos	5.437.084
Depreciación y amortización	2.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	199.196.776
Al sector público	199.196.776
Transferencias corrientes al sector público	2.860.000
A los entes descentralizados sin fines empresariales para sus gastos	2.860.000
Donaciones corrientes al sector público	196.336.776
A la República	180.000.000
A los entes descentralizados sin fines empresariales	16.336.776
GASTOS DE CAPITAL	**6.490.949.247**
INVERSIÓN REAL DIRECTA	9.690.000
Formación bruta de capital fijo	9.610.000
Maquinaria, equipos y otros bienes muebles	7.980.000
Construcciones de bienes de dominio privado	1.630.000
Bienes intangibles	80.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES DE CAPITAL	6.481.259.247
Al sector público	6.481.259.247
Donaciones de capital al sector público	6.481.259.247
A la República	4.677.357.612
A los entes descentralizados sin fines empresariales	1.794.901.635
Al Poder Municipal	9.000.000
TOTAL GASTOS	**6.769.262.979**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124498	Fortalecimiento de la seguridad ciudadana solidaria	Plan			13	3.747.363.262			787.234.546	4.534.597.808
124571	Casas de paz y convivencia	Casa			2	7.000.000				7.000.000
124578	Implementación de unidades socio-productivas y artísticas.	Centro			2	2.000.000				2.000.000
126905	Fortalecimiento de las líneas productoras de placas vehiculares y de identificación urbana, señales viales verticales y pintura termoplástica y pegamento para dispositivos para la demarcación vial.	Pago			9				653.089.530	653.089.530
126909	Sistema Nacional de Control, Fiscalización y Monitoreo Electrónico Vial de Vehículos.	Pago			3				1.155.018.590	1.155.018.590
126911	Fortalecimiento de la red interna de seguridad, telecomunicaciones, centro de datos y centro de datos espejo del Ministerio del Poder Popular para Relaciones Interiores Justicia y Paz, sus entes adscritos y dependencias.	Centro			1				327.759.805	327.759.805
					TOTAL	3.756.363.262			2.923.102.471	6.679.465.733

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		29.437.246			29.437.246
02	Gestión administrativa	60.360.000				60.360.000
	TOTAL	**60.360.000**	**29.437.246**			**89.797.246**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**14.190**		**14.190**
Alto Nivel y de Dirección	1			1	14.190		14.190
Personal Contratado	**25**	**24**		**49**	**2.145.247**		**2.145.247**
Directivo	4	5		9	410.676		410.676
Profesional y Técnico	16	14		30	1.275.420		1.275.420
Personal Administrativo	5	5		10	459.151		459.151
TOTAL	**26**	**24**		**50**	**2.159.437**		**2.159.437**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	29.300.937
4.02	Materiales, suministros y mercancías	13.826.135
4.03	Servicios no personales	33.489.884
4.04	Activos reales	9.690.000
4.07	Transferencias y donaciones	6.680.456.023
4.08	Otros gastos	2.500.000
	TOTAL	**6.769.262.979**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.437.246**
INGRESOS CORRIENTES ORDINARIOS	29.437.246
TRANSFERENCIAS CORRIENTES	29.437.246
Transferencias corrientes del sector público	29.437.246
Transferencias corrientes internas recibidas del sector público	29.437.246
De la República	29.437.246
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	29.437.246
- Recursos Ordinarios	29.437.246
1.2 GASTOS CORRIENTES	**278.313.732**
GASTOS DE CONSUMO	79.116.956
Remuneraciones	29.300.937
Sueldos, salarios y otras retribuciones	3.844.280
Beneficios y complementos de sueldos y salarios	15.815.819
Aportes patronales	2.421.614
Prestaciones sociales y otras indemnizaciones	4.713.870
Asistencia socioeconómica	2.505.354
Compra de bienes y servicios	41.878.935
Bienes de consumo	13.826.135
Servicios no personales	28.052.800
Impuestos indirectos	5.437.084
Depreciación y amortización	2.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	199.196.776
Al sector público	199.196.776
Transferencias corrientes al sector público	2.860.000
A los entes descentralizados sin fines empresariales para sus gastos	2.860.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector público	196.336.776
A la República	180.000.000
A los entes descentralizados sin fines empresariales	16.336.776
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(248.876.486)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.676.725.985**
RECURSOS PROPIOS DE CAPITAL	(246.376.486)
Desahorro en cuenta corriente	(248.876.486)
Incremento de la depreciación y amortización acumuladas	2.500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	2.923.102.471
Transferencias y donaciones de capital del sector público	2.923.102.471
Transferencias de capital recibidas del sector público	2.923.102.471
De los entes descentralizados financieros bancarios	2.923.102.471
2.2 GASTOS DE CAPITAL	**6.490.949.247**
INVERSIÓN REAL DIRECTA	9.690.000
Formación bruta de capital fijo	9.610.000
Maquinaria, equipos y otros bienes muebles	7.980.000
Construcciones de bienes de dominio privado	1.630.000
Bienes intangibles	80.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	6.481.259.247
Al sector público	6.481.259.247
Donaciones de capital al sector público	6.481.259.247
A la República	4.677.357.612
A los entes descentralizados sin fines empresariales	1.794.901.635
Al Poder Municipal	9.000.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(3.814.223.262)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.814.223.262**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.814.223.262
Disminución de otros activos financieros	3.814.223.262
Disminución de disponibilidades	401.860.000
Disminución de bancos	401.860.000
Disminución de cuentas por cobrar a corto plazo	3.412.363.262
Disminución de otras cuentas por cobrar a corto plazo	3.412.363.262
3.2 APLICACIONES FINANCIERAS	**3.814.223.262**
DÉFICIT FINANCIERO	3.814.223.262

A0423

Fundación Misión Identidad

FUNDACIÓN MISIÓN IDENTIDAD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Identidad, como ente de apoyo al Servicio Administrativo de Identificación, Migración y Extranjería (Saime), específicamente en la emisión de cédulas de identidad y en la ejecución de los proyectos de transformación y modernización de la infraestructura física y su plataforma tecnológica, tiene el compromiso de seguir encaminando sus esfuerzos en la implantación del proyecto de cedulación electrónica, aportando la adecuación de la infraestructura y del talento humano capacitado para mejorar significativamente la operatividad del sistema de identificación, migración y extranjería.

Continuando con el objetivo de la Fundación Misión Identidad, de otorgar apoyo a la ejecución de las actividades relacionadas con los programas y proyectos contenidos en el Plan Extraordinario Misión Identidad, así como coadyuvar en los procesos de otorgamiento de documentos públicos que demuestren la identidad de los ciudadanos y ciudadanas y a los fines de salvaguardar los derechos constitucionales que posee toda persona de obtener un nombre propio y los documentos que comprueben su identidad biológica; para el ejercicio económico financiero 2015, prevé mantener el proceso de cedulación actual por renovación a través de la emisión de 1.800.000 documentos de identificación, a fin de proveer a los ciudadanos que no posean la cédula de identidad, ya sea por extravío, pérdida, robo o cualquier otra eventualidad, de un medio de identificación fiable, rápido y veraz mientras se concluye el proceso de transición de la Cédula Electrónica y, seguir ofreciendo un servicio de excelente calidad a los usuarios, perfeccionando sus métodos de atención al pueblo, contribuyendo a satisfacer las necesidades en materia de identificación, derecho consagrado en la Carta Magna de la República Bolivariana de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**296.090.097**
INGRESOS CORRIENTES ORDINARIOS	296.090.097
TRANSFERENCIAS CORRIENTES	296.090.097
Transferencias corrientes del sector público	296.090.097
Transferencias corrientes internas recibidas del sector público	296.090.097
De la República	296.090.097
INGRESOS DE CAPITAL	**346.516**
RECURSOS PROPIOS DE CAPITAL	346.516
Incremento de la depreciación y amortización acumuladas	346.516
TOTAL RECURSOS	**296.436.613**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**296.436.613**
GASTOS DE CONSUMO	284.936.613
Remuneraciones	283.760.776
Sueldos, salarios y otras retribuciones	183.373.180
Beneficios y complementos de sueldos y salarios	44.042.046
Aportes patronales	13.948.975
Prestaciones sociales y otras indemnizaciones	23.798.094
Asistencia socioeconómica	18.598.481
Compra de bienes y servicios	759.215
Servicios no personales	759.215
Impuestos indirectos	70.106
Depreciación y amortización	346.516
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.500.000
Al sector público	11.500.000
Transferencias corrientes al sector público	11.500.000
A los entes descentralizados sin fines empresariales para sus gastos	11.500.000
TOTAL GASTOS	**296.436.613**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123781	Optimización de los procesos de cedulación	Cédula			1.800.000		207.263.068			207.263.068
					TOTAL		207.263.068			207.263.068

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		77.327.029			77.327.029
02	Gestión administrativa	346.516	11.500.000			11.846.516
	TOTAL	346.516	88.827.029			89.173.545

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**2.452**	**1.637**		**4.089**	**107.974.178**		**107.974.178**
Profesional y Técnico	1.248	949		2.197	58.014.006		58.014.006
Personal Administrativo	1.204	688		1.892	49.960.172		49.960.172
TOTAL	**2.452**	**1.637**		**4.089**	**107.974.178**		**107.974.178**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	283.760.776
4.03	Servicios no personales	829.321
4.07	Transferencias y donaciones	11.500.000
4.08	Otros gastos	346.516
	TOTAL	**296.436.613**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**296.090.097**
INGRESOS CORRIENTES ORDINARIOS	296.090.097
TRANSFERENCIAS CORRIENTES	296.090.097
Transferencias corrientes del sector público	296.090.097
Transferencias corrientes internas recibidas del sector público	296.090.097
De la República	296.090.097
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	264.172.497
Recursos Ordinarios	264.172.497
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	31.917.600
Recursos Ordinarios	31.917.600
1.2 GASTOS CORRIENTES	**296.436.613**
GASTOS DE CONSUMO	284.936.613
Remuneraciones	283.760.776
Sueldos, salarios y otras retribuciones	183.373.180
Beneficios y complementos de sueldos y salarios	44.042.046
Aportes patronales	13.948.975
Prestaciones sociales y otras indemnizaciones	23.798.094
Asistencia socioeconómica	18.598.481
Compra de bienes y servicios	759.215
Servicios no personales	759.215
Impuestos indirectos	70.106
Depreciación y amortización	346.516

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.500.000
Al sector público	11.500.000
Transferencias corrientes al sector público	11.500.000
A los entes descentralizados sin fines empresariales para sus gastos	11.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(346.516)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
RECURSOS PROPIOS DE CAPITAL	**0**
Desahorro en cuenta corriente	(346.516)
Incremento de la depreciación y amortización acumuladas	346.516
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0498

Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

FUNDACIÓN PARA LA ASISTENCIA SOCIAL DE LA POLICÍA METROPOLITANA (FUNDAPOL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para la Asistencia Social de la Policía Metropolitana (Fundapol) presenta para el ejercicio económico financiero 2015 un presupuesto que se adecúa a su condición de supresión y liquidación, la cual fue autorizada mediante el Decreto N° 955 de fecha 06 de mayo de 2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.406 del 07 de mayo de 2014.

Dicho presupuesto tiene como finalidad cancelar los haberes de los exfuncionarios de la Policía Metropolitana, que aún prestan servicios a la Fundación como personal contratado, como son remuneraciones, prestaciones sociales y otros conceptos laborales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS DE CAPITAL	**20.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.000
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	20.000
Al sector privado	20.000
FUENTES DE FINANCIAMIENTO	**151.735**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	151.735
Disminución de otros activos financieros	151.735
Disminución de disponibilidades	151.735
Disminución de bancos	151.735
TOTAL RECURSOS	**171.735**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**171.735**
GASTOS DE CONSUMO	171.735
Remuneraciones	171.735
Sueldos, salarios y otras retribuciones	171.735
TOTAL GASTOS	**171.735**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	171.735				171.735
	TOTAL	**171.735**				**171.735**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**12**		**26**	**171.735**		**171.735**
Profesional y Técnico	14	12		26	171.735		171.735
TOTAL	**14**	**12**		**26**	**171.735**		**171.735**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	171.735
	TOTAL	**171.735**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**0**
1.2 GASTOS CORRIENTES	**171.735**
GASTOS DE CONSUMO	171.735
Remuneraciones	171.735
Sueldos, salarios y otras retribuciones	171.735
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(171.735)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(151.735)**
RECURSOS PROPIOS DE CAPITAL	(171.735)
Desahorro en cuenta corriente	(171.735)
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.000
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	20.000
Al sector privado	20.000
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(151.735)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**151.735**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	151.735
Disminución de otros activos financieros	151.735
Disminución de disponibilidades	151.735
Disminución de bancos	151.735
3.2 APLICACIONES FINANCIERAS	**151.735**
DÉFICIT FINANCIERO	151.735

A0538

Instituto Nacional contra la Discriminación Racial

INSTITUTO NACIONAL CONTRA LA DISCRIMINACIÓN RACIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional Contra la Discriminación Racial (Incodir), tiene como misión sensibilizar a personas naturales y jurídicas en la prevención de la discriminación racial, prestar asesoría integral y gratuita a personas o grupos vulnerables discriminados, así como a víctimas de discriminación, constituir comités contra la discriminación racial en todas las instituciones públicas, privadas y del Poder Popular, recopilar, actualizar y difundir información en materia de Discriminación Racial.

Cabe destacar que, como parte de sus compromisos institucionales, Incodir asiste en la representación o participación de Venezuela en Congresos, Convenciones, Comisiones y otras eventos enmarcados en Derechos Humanos y Discriminación Racial, con el objeto enrumbar acciones con países u organismos internacionales (Unasur, Mercosur, ONU, Unesco y demás instituciones) con experiencia en materia de discriminación racial.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.000.000**
INGRESOS CORRIENTES ORDINARIOS	5.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
TOTAL RECURSOS	**5.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**5.000.000**
GASTOS DE CONSUMO	4.792.190
Remuneraciones	4.788.813
Sueldos, salarios y otras retribuciones	1.471.622
Beneficios y complementos de sueldos y salarios	2.004.397
Aportes patronales	382.111
Prestaciones sociales y otras indemnizaciones	494.334
Asistencia socioeconómica	436.349
Compra de bienes y servicios	3.000
Servicios no personales	3.000
Impuestos indirectos	377
TRANSFERENCIAS Y DONACIONES CORRIENTES	207.810
Al sector público	207.810
Transferencias corrientes al sector público	207.810
A los entes descentralizados sin fines empresariales para sus gastos	207.810
TOTAL GASTOS	**5.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125046	Prevención y concientización de la discriminación racial	Jornada			56		3.140.000			3.140.000
					TOTAL		**3.140.000**			**3.140.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.652.190			1.652.190
02	Gestión administrativa		207.810			207.810
	TOTAL		**1.860.000**			**1.860.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**			**2**	**25.508**	**19.770**	**45.278**
Alto Nivel y de Dirección	1			1	12.754	19.770	32.524
Directivo	1			1	12.754		12.754
Personal Contratado	**10**	**6**		**16**	**739.743**		**739.743**
Profesional y Técnico	10	6		16	739.743		739.743
TOTAL	**12**	**6**		**18**	**765.251**	**19.770**	**785.021**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.788.813
4.03	Servicios no personales	3.377
4.07	Transferencias y donaciones	207.810
	TOTAL	**5.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.000.000**
INGRESOS CORRIENTES ORDINARIOS	5.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	5.000.000
Recursos Ordinarios	5.000.000
1.2 GASTOS CORRIENTES	**5.000.000**
GASTOS DE CONSUMO	4.792.190
Remuneraciones	4.788.813
Sueldos, salarios y otras retribuciones	1.471.622
Beneficios y complementos de sueldos y salarios	2.004.397
Aportes patronales	382.111
Prestaciones sociales y otras indemnizaciones	494.334
Asistencia socioeconómica	436.349
Compra de bienes y servicios	3.000
Servicios no personales	3.000
Impuestos indirectos	377
TRANSFERENCIAS Y DONACIONES CORRIENTES	207.810
Al sector público	207.810
Transferencias corrientes al sector público	207.810
A los entes descentralizados sin fines empresariales para sus gastos	207.810
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	

A0554

Servicio Nacional para el Desarme

SERVICIO NACIONAL PARA EL DESARME

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Nacional para el Desarme ejecutará políticas públicas conducentes a reducir la cantidad de armas de fuego y municiones en manos de la población civil del territorio nacional, con el propósito de disminuir los índices delictivos tales como: robos, homicidios, secuestros y lesiones, ocurridas a consecuencia de dichos sucesos. Ir desarmando completamente a la población, redundará en territorios para la convivencia y la paz de los ciudadanos. Para este fin, se prevé trabajar articuladamente con otras instituciones gubernamentales y la participación de las comunidades organizadas con la difusión de campañas de sensibilización, talleres, charlas, foros, eventos culturales, recreativos y deportivos que permita el acercamiento con los ciudadanos que posean armas de fuego y municiones (legales o no), a los fines de impulsar el programa que conlleve al desarme voluntario de la población.

El Servicio Nacional para el Desarme estima establecer 20 centros fijos y móviles de recolección de armas y municiones en el territorio nacional, y prestar asistencia a 48 comunidades en el territorio nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**300.000.000**
INGRESOS CORRIENTES ORDINARIOS	300.000.000
OTROS INGRESOS	300.000.000
Otros ingresos ordinarios	300.000.000
TOTAL RECURSOS	**300.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**158.597.979**
GASTOS DE CONSUMO	117.037.919
Remuneraciones	26.289.459
Sueldos, salarios y otras retribuciones	12.670.675
Beneficios y complementos de sueldos y salarios	7.523.497
Aportes patronales	2.270.019
Prestaciones sociales y otras indemnizaciones	3.744.973
Asistencia socioeconómica	80.295
Compra de bienes y servicios	79.602.714
Bienes de consumo	14.965.900
Servicios no personales	64.636.814
Impuestos indirectos	11.145.746
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.560.060
Al sector privado	40.460.060
Donaciones corrientes al sector privado	40.460.060
Donaciones a personas	40.460.060
Al sector público	1.100.000
Transferencias corrientes al sector público	1.100.000
A los entes descentralizados sin fines empresariales para sus gastos	1.100.000
GASTOS DE CAPITAL	**141.402.021**
INVERSIÓN REAL DIRECTA	13.278.500
Formación bruta de capital fijo	11.728.500
Maquinaria, equipos y otros bienes muebles	10.728.500
Construcciones de bienes de dominio privado	1.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	1.550.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	128.123.521
Al sector privado	128.123.521
Donaciones de capital al sector privado	128.123.521
A personas	128.123.521
TOTAL GASTOS	**300.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126725	Expandir la política del desarme en el territorio nacional	Comunidad			48	261.850.909				261.850.909
					TOTAL	261.850.909				261.850.909

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	26.308.290				26.308.290
02	Gestión administrativa	11.840.801				11.840.801
	TOTAL	38.149.091				38.149.091

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**51.017**		**51.017**
Directivo	1			1	51.017		51.017
Personal Contratado	**30**	**25**		**55**	**7.980.000**		**7.980.000**
Directivo	5			5	600.000		600.000
Profesional y Técnico	20	15		35	5.580.000		5.580.000
Personal Administrativo	5	10		15	1.800.000		1.800.000
TOTAL	**31**	**25**		**56**	**8.031.017**		**8.031.017**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	26.289.459
4.02	Materiales, suministros y mercancías	14.965.900
4.03	Servicios no personales	75.782.560
4.04	Activos reales	13.278.500
4.07	Transferencias y donaciones	169.683.581
	TOTAL	**300.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**300.000.000**
INGRESOS CORRIENTES ORDINARIOS	300.000.000
OTROS INGRESOS	300.000.000
Otros ingresos ordinarios	300.000.000
1.2 GASTOS CORRIENTES	**158.597.979**
GASTOS DE CONSUMO	117.037.919
Remuneraciones	26.289.459
Sueldos, salarios y otras retribuciones	12.670.675
Beneficios y complementos de sueldos y salarios	7.523.497
Aportes patronales	2.270.019
Prestaciones sociales y otras indemnizaciones	3.744.973
Asistencia socioeconómica	80.295
Compra de bienes y servicios	79.602.714
Bienes de consumo	14.965.900
Servicios no personales	64.636.814
Impuestos indirectos	11.145.746
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.560.060
Al sector privado	40.460.060
Donaciones corrientes al sector privado	40.460.060
Donaciones a personas	40.460.060
Al sector público	1.100.000
Transferencias corrientes al sector público	1.100.000
A los entes descentralizados sin fines empresariales para sus gastos	1.100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**141.402.021**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**141.402.021**
RECURSOS PROPIOS DE CAPITAL	141.402.021
Ahorro en cuenta corriente	141.402.021
2.2 GASTOS DE CAPITAL	**141.402.021**
INVERSIÓN REAL DIRECTA	13.278.500
Formación bruta de capital fijo	11.728.500
Maquinaria, equipos y otros bienes muebles	10.728.500
Construcciones de bienes de dominio privado	1.000.000
Bienes intangibles	1.550.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	128.123.521
Al sector privado	128.123.521
Donaciones de capital al sector privado	128.123.521
A personas	128.123.521
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0940

Instituto Nacional de Transporte Terrestre (INTT)

INSTITUTO NACIONAL DE TRANSPORTE TERRESTRE (INTT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Transporte Terrestre (Intt) tiene como fuente de financiamiento, las tasas estipuladas a cobrar por la producción de bienes y servicios que ofrece a la colectividad, según lo establece la Ley de Transporte Terrestre, la cual reza: "Los ingresos del Instituto Nacional de Transporte Terrestre (Intt) están constituidos por:

- Todos los ingresos que obtenga como resultado de su gestión, así como el producto resultante de sus actividades económicas con personas naturales o jurídicas, nacionales o extranjeras.
- Los ingresos derivados de las multas impuestas y constancias de revisión, efectuadas por el Cuerpo Técnico de Vigilancia del Transporte Terrestre.
- Los ingresos derivados de las multas impuestas por la gerencia de transporte terrestre.
- Los ingresos que le sean asignados en la Ley de Presupuesto Anual de cada ejercicio fiscal y los recursos extraordinarios que le acuerde el Ejecutivo Nacional.
- Los derechos y acciones que adquiera por cualquier acto jurídico.
- Las tasas y tarifas producto de sus servicios y habilidades.
- Los demás recursos que lícitamente obtenga por cualquier concepto".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.179.628.626**
INGRESOS CORRIENTES ORDINARIOS	2.179.628.626
INGRESOS NO TRIBUTARIOS	1.805.393.335
Tasas	1.805.393.335
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	71.190
Venta de otros bienes y servicios	71.190
TRANSFERENCIAS CORRIENTES	1.200.000
Transferencias corrientes del sector público	1.200.000
Transferencias corrientes internas recibidas del sector público	1.200.000
De los entes descentralizados con fines empresariales petroleros	1.200.000
OTROS INGRESOS	372.964.101
Otros ingresos ordinarios	372.964.101
INGRESOS DE CAPITAL	**20.969.317**
RECURSOS PROPIOS DE CAPITAL	20.969.317
Incremento de la depreciación y amortización acumuladas	20.969.317
TOTAL RECURSOS	**2.200.597.943**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.692.525.513**
GASTOS DE CONSUMO	1.444.494.832
Remuneraciones	851.453.808
Sueldos, salarios y otras retribuciones	343.928.523
Beneficios y complementos de sueldos y salarios	265.714.124
Aportes patronales	61.830.114
Prestaciones sociales y otras indemnizaciones	65.954.230
Asistencia socioeconómica	114.026.817
Compra de bienes y servicios	468.413.063
Bienes de consumo	216.089.564
Servicios no personales	252.323.499
Impuestos indirectos	103.658.644
Depreciación y amortización	20.969.317
TRANSFERENCIAS Y DONACIONES CORRIENTES	184.894.001
Al sector privado	58.894.001
Transferencias corrientes al sector privado	43.829.208
Directas a personas	43.829.208
Pensiones y otros beneficios asociados	9.860.456
Jubilaciones y otros beneficios asociados	33.968.752
Donaciones corrientes al sector privado	15.064.793
Donaciones a personas	15.064.793
Al sector público	126.000.000
Transferencias corrientes al sector público	80.000.000
A los entes descentralizados sin fines empresariales para sus gastos	80.000.000
Donaciones corrientes al sector público	46.000.000
A la República	46.000.000
OTROS GASTOS CORRIENTES	63.136.680
Otros gastos corrientes	63.136.680

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Bienes y servicios para la venta	63.136.680
GASTOS DE CAPITAL	**409.072.430**
INVERSIÓN REAL DIRECTA	409.072.430
Formación bruta de capital fijo	384.312.481
Maquinaria, equipos y otros bienes muebles	162.163.785
Construcciones de bienes de dominio privado	222.148.696
Bienes intangibles	24.759.949
APLICACIONES FINANCIERAS	**99.000.000**
DISMINUCIÓN DE PASIVOS	99.000.000
Disminución de cuentas y efectos por pagar	99.000.000
Disminución de cuentas y efectos por pagar a corto plazo	99.000.000
Disminución cuentas por pagar a proveedores a corto plazo	99.000.000
TOTAL GASTOS	**2.200.597.943**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124710	Fortalecimiento de los servicios de registro, expedición, renovación y control de títulos, licencias y placas de vehículos en todas sus modalidades.	Trámite			4.218.892	1.252.358.665				1.252.358.665
124813	Servicios de autorización, regulación, inspección y control del transporte terrestre y los servicios conexos.	Trámite			141.290	160.112.725				160.112.725
124836	Seguridad vial y cultura ciudadana para una mejor movilidad	Servicio			4.753.653	97.538.557			1.200.000	98.738.557
					TOTAL	**1.510.009.947**			**1.200.000**	**1.511.209.947**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	301.519.505				301.519.505
02	Gestión administrativa	344.039.287				344.039.287
03	Previsión y protección social	43.829.204				43.829.204
	TOTAL	689.387.996				689.387.996

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**931**	**912**	**211**	**2.054**	**104.846.308**	**47.405.820**	**152.252.128**
Alto Nivel y de Dirección		1		1	74.588		74.588
Directivo	18	18	4	40	2.122.387		2.122.387
Profesional y Técnico	316	174	142	632	35.154.463	15.391.283	50.545.746
Personal Administrativo	383	296	65	744	35.150.222	19.265.441	54.415.663
Obrero	214	423		637	32.344.648	12.749.096	45.093.744
Personal Contratado	**291**	**309**		**600**	**32.353.976**		**32.353.976**
Profesional y Técnico	52	50		102	6.636.679		6.636.679
Personal Administrativo	239	259		498	25.717.297		25.717.297
TOTAL	**1.222**	**1.221**	**211**	**2.654**	**137.200.284**	**47.405.820**	**184.606.104**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**198**	**106**	**304**	**33.968.752**
Empleados	181	81	262	29.609.913
Obreros	17	25	42	4.358.839
Pensionados	**58**	**35**	**93**	**9.860.456**
Empleados	44	23	67	7.146.646
Obreros	14	12	26	2.713.810
TOTAL	**256**	**141**	**397**	**43.829.208**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	851.453.808
4.02	Materiales, suministros y mercancías	279.226.244
4.03	Servicios no personales	355.982.143
4.04	Activos reales	409.072.430
4.07	Transferencias y donaciones	184.894.001
4.08	Otros gastos	20.969.317
4.11	Disminución de pasivos	99.000.000
	TOTAL	**2.200.597.943**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.179.628.626**
INGRESOS CORRIENTES ORDINARIOS	2.179.628.626
INGRESOS NO TRIBUTARIOS	1.805.393.335
Tasas	1.805.393.335
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	71.190
Venta de otros bienes y servicios	71.190
TRANSFERENCIAS CORRIENTES	1.200.000
Transferencias corrientes del sector público	1.200.000
Transferencias corrientes internas recibidas del sector público	1.200.000
De los entes descentralizados con fines empresariales petroleros	1.200.000
OTROS INGRESOS	372.964.101
Otros ingresos ordinarios	372.964.101
1.2 GASTOS CORRIENTES	**1.692.525.513**
GASTOS DE CONSUMO	1.444.494.832
Remuneraciones	851.453.808
Sueldos, salarios y otras retribuciones	343.928.523
Beneficios y complementos de sueldos y salarios	265.714.124
Aportes patronales	61.830.114
Prestaciones sociales y otras indemnizaciones	65.954.230
Asistencia socioeconómica	114.026.817
Compra de bienes y servicios	468.413.063
Bienes de consumo	216.089.564
Servicios no personales	252.323.499
Impuestos indirectos	103.658.644
Depreciación y amortización	20.969.317

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	184.894.001
Al sector privado	58.894.001
Transferencias corrientes al sector privado	43.829.208
Directas a personas	43.829.208
Pensiones y otros beneficios asociados	9.860.456
Jubilaciones y otros beneficios asociados	33.968.752
Donaciones corrientes al sector privado	15.064.793
Donaciones a personas	15.064.793
Al sector público	126.000.000
Transferencias corrientes al sector público	80.000.000
A los entes descentralizados sin fines empresariales para sus gastos	80.000.000
Donaciones corrientes al sector público	46.000.000
A la República	46.000.000
OTROS GASTOS CORRIENTES	63.136.680
Otros gastos corrientes	63.136.680
Bienes y servicios para la venta	63.136.680
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**487.103.113**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**508.072.430**
RECURSOS PROPIOS DE CAPITAL	508.072.430
Ahorro en cuenta corriente	487.103.113
Incremento de la depreciación y amortización acumuladas	20.969.317
2.2 GASTOS DE CAPITAL	**409.072.430**
INVERSIÓN REAL DIRECTA	409.072.430
Formación bruta de capital fijo	384.312.481
Maquinaria, equipos y otros bienes muebles	162.163.785

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio privado	222.148.696
Bienes intangibles	24.759.949
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**99.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**99.000.000**
SUPERÁVIT FINANCIERO	99.000.000
3.2 APLICACIONES FINANCIERAS	**99.000.000**
DISMINUCIÓN DE PASIVOS	99.000.000
Disminución de cuentas y efectos por pagar	99.000.000
Disminución de cuentas y efectos por pagar a corto plazo	99.000.000
Disminución cuentas por pagar a proveedores a corto plazo	99.000.000

A1303

Servicio Autónomo de Registros y Notarías (SAREN)

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS (SAREN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo de Registros y Notarías (Saren), tiene como objetivos principales recaudar de fondos provenientes de las tasas por concepto de prestación de servicios, y regular la organización, funcionamiento, administración y competencias de los Registros Principales, Mercantiles, Públicos, y de las Notarías.

El Servicio Desconcentrado con el propósito de crear las condiciones institucionales, de acuerdo con lo establecido en la Constitución de la República Bolivariana de Venezuela, y en coordinación con las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019", se plantea para el ejercicio económico financiero 2015, la ejecución del Proyecto "Establecer mecanismos que permitan salvaguardar y garantizar la seguridad jurídica", con la finalidad de mejorar la capacidad tecnológica, suministrar apoyo y asesoría a las oficinas a nivel nacional, además de evaluar los procesos y trámites de autenticación y protocolización que se realizan en las oficinas registrales y notariales, para fortalecer la vigilancia de los procesos de estas instituciones, aplicando métodos de controles a la gestión, por intermedio de once (11) acciones específicas:

- Renovar la imagen institucional.
- Fortalecer la capacidad tecnológica del servicio.
- Facilitar los servicios en las oficinas registrales y notariales.
- Adecuación de la infraestructura física.
- Adquisición de nuevas sedes.
- Suministrar los servicios de asesoría y apoyo a las oficinas a nivel nacional.
- Evaluar los procesos y trámites de autenticación y protocolización ante las oficinas.
- Capacitar a los funcionarios del Servicio Autónomo de Registros y Notarías en materia de prevención, control y fiscalización de legitimación de capitales.
- Realizar inspecciones en las oficinas a nivel nacional, y realizar campañas informativas en materia de prevención, control y fiscalización de legitimación de capitales.
- Fortalecer la seguridad jurídica en la prestación de la asesoría legal.
- Legalizaciones de firmas de los registradores principales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.899.812.287**
INGRESOS CORRIENTES ORDINARIOS	5.899.812.287
INGRESOS NO TRIBUTARIOS	5.899.812.287
Tasas	5.899.812.287
INGRESOS DE CAPITAL	**147.148.664**
RECURSOS PROPIOS DE CAPITAL	147.148.664
Incremento de la depreciación y amortización acumuladas	147.148.664
TOTAL RECURSOS	**6.046.960.951**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**5.000.954.619**
GASTOS DE CONSUMO	4.534.662.998
Remuneraciones	3.701.472.016
Sueldos, salarios y otras retribuciones	1.399.890.717
Beneficios y complementos de sueldos y salarios	1.128.073.591
Aportes patronales	288.264.327
Prestaciones sociales y otras indemnizaciones	516.424.102
Asistencia socioeconómica	368.819.279
Compra de bienes y servicios	530.174.549
Bienes de consumo	236.958.446
Servicios no personales	293.216.103
Impuestos indirectos	155.867.769
Depreciación y amortización	147.148.664
GASTOS DE LA PROPIEDAD	5.030.100
Derechos sobre bienes intangibles	5.030.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	460.261.521
Al sector privado	116.545.233
Transferencias corrientes al sector privado	108.445.233
Directas a personas	108.445.233
Pensiones y otros beneficios asociados	16.246.340
Jubilaciones y otros beneficios asociados	92.198.893
Donaciones corrientes al sector privado	8.100.000
Donaciones a personas	4.050.000
Donaciones a instituciones sin fines de lucro	4.050.000
Al sector público	343.716.288
Transferencias corrientes al sector público	343.716.288
A los entes descentralizados sin fines empresariales para sus gastos	343.716.288

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	1.000.000
Otros gastos corrientes	1.000.000
Otras pérdidas	1.000.000
GASTOS DE CAPITAL	**735.743.316**
INVERSIÓN REAL DIRECTA	735.743.316
Formación bruta de capital fijo	676.694.316
Edificios e instalaciones	40.000.000
Maquinaria, equipos y otros bienes muebles	276.709.760
Construcciones de bienes de dominio privado	359.984.556
Bienes intangibles	59.049.000
APLICACIONES FINANCIERAS	**310.263.016**
INVERSIÓN FINANCIERA	200.000.000
Incremento de otros activos financieros	200.000.000
Incremento de disponibilidades	200.000.000
Incremento de bancos	200.000.000
DISMINUCIÓN DE PASIVOS	110.263.016
Disminución de cuentas y efectos por pagar	28.744.556
Disminución de cuentas y efectos por pagar a corto plazo	28.744.556
Disminución cuentas por pagar a proveedores a corto plazo	17.186.156
Disminución cuentas por pagar a contratistas a corto plazo	11.558.400
Disminución de otros pasivos	81.518.460
Disminución de otros pasivos a corto plazo	81.518.460
TOTAL GASTOS	**6.046.960.951**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124211	Establecer mecanismos que permitan salvaguardar y garantizar la seguridad jurídica	Oficina			486	4.807.461.624				4.807.461.624
					TOTAL	4.807.461.624				4.807.461.624

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	324.876.126				324.876.126
02	Gestión administrativa	458.411.680				458.411.680
03	Previsión y protección social	456.211.521				456.211.521
	TOTAL	1.239.499.327				1.239.499.327

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5.066**	**3.193**	**475**	**8.734**	**637.922.103**		**637.922.103**
Alto Nivel y de Dirección	1			1	51.017		51.017
Profesional y Técnico	1.459	1.100	365	2.924	204.751.602		204.751.602
Personal Administrativo	3.106	1.593	110	4.809	389.551.137		389.551.137
Obrero	500	500		1.000	43.568.347		43.568.347
Personal Contratado	**2**	**3**		**5**	**480.000**		**480.000**
Profesional y Técnico	2	3		5	480.000		480.000
TOTAL	**5.068**	**3.196**	**475**	**8.739**	**638.402.103**		**638.402.103**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**855**		**855**	**92.198.893**
Empleados	855		855	92.198.893
Pensionados	**150**		**150**	**16.246.340**
Empleados	150		150	16.246.340
TOTAL	**1.005**		**1.005**	**108.445.233**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.701.472.016
4.02	Materiales, suministros y mercancías	236.958.446
4.03	Servicios no personales	454.113.972
4.04	Activos reales	735.743.316
4.05	Activos financieros	200.000.000
4.07	Transferencias y donaciones	460.261.521
4.08	Otros gastos	148.148.664
4.11	Disminución de pasivos	110.263.016
	TOTAL	**6.046.960.951**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.899.812.287**
INGRESOS CORRIENTES ORDINARIOS	5.899.812.287
INGRESOS NO TRIBUTARIOS	5.899.812.287
Tasas	5.899.812.287
1.2 GASTOS CORRIENTES	**5.000.954.619**
GASTOS DE CONSUMO	4.534.662.998
Remuneraciones	3.701.472.016
Sueldos, salarios y otras retribuciones	1.399.890.717
Beneficios y complementos de sueldos y salarios	1.128.073.591
Aportes patronales	288.264.327
Prestaciones sociales y otras indemnizaciones	516.424.102
Asistencia socioeconómica	368.819.279
Compra de bienes y servicios	530.174.549
Bienes de consumo	236.958.446
Servicios no personales	293.216.103
Impuestos indirectos	155.867.769
Depreciación y amortización	147.148.664
GASTOS DE LA PROPIEDAD	5.030.100
Derechos sobre bienes intangibles	5.030.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	460.261.521
Al sector privado	116.545.233
Transferencias corrientes al sector privado	108.445.233
Directas a personas	108.445.233
Pensiones y otros beneficios asociados	16.246.340
Jubilaciones y otros beneficios asociados	92.198.893

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	8.100.000
Donaciones a personas	4.050.000
Donaciones a instituciones sin fines de lucro	4.050.000
Al sector público	343.716.288
Transferencias corrientes al sector público	343.716.288
A los entes descentralizados sin fines empresariales para sus gastos	343.716.288
OTROS GASTOS CORRIENTES	1.000.000
Otros gastos corrientes	1.000.000
Otras pérdidas	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**898.857.668**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.046.006.332**
RECURSOS PROPIOS DE CAPITAL	1.046.006.332
Ahorro en cuenta corriente	898.857.668
Incremento de la depreciación y amortización acumuladas	147.148.664
2.2 GASTOS DE CAPITAL	**735.743.316**
INVERSIÓN REAL DIRECTA	735.743.316
Formación bruta de capital fijo	676.694.316
Edificios e instalaciones	40.000.000
Maquinaria, equipos y otros bienes muebles	276.709.760
Construcciones de bienes de dominio privado	359.984.556
Bienes intangibles	59.049.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**310.263.016**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**310.263.016**
SUPERÁVIT FINANCIERO	310.263.016
3.2 APLICACIONES FINANCIERAS	**310.263.016**
INVERSIÓN FINANCIERA	200.000.000
Incremento de otros activos financieros	200.000.000
Incremento de disponibilidades	200.000.000
Incremento de bancos	200.000.000
DISMINUCIÓN DE PASIVOS	110.263.016
Disminución de cuentas y efectos por pagar	28.744.556
Disminución de cuentas y efectos por pagar a corto plazo	28.744.556
Disminución cuentas por pagar a proveedores a corto plazo	17.186.156
Disminución cuentas por pagar a contratistas a corto plazo	11.558.400
Disminución de otros pasivos	81.518.460
Disminución de otros pasivos a corto plazo	81.518.460

A1342

Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)

SERVICIO ADMINISTRATIVO DE IDENTIFICACIÓN, MIGRACIÓN Y EXTRANJERÍA (SAIME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Administrativo de Identificación, Migración y Extranjería (SAIME), materializando un acercamiento entre la administración pública socialista y la ciudadanía en todo el territorio nacional tiene como misión, otorgar un documento de identidad confiable adaptado a los nuevos avances tecnológicos que presenta la globalización, además de proporcionar acceso a los nuevos servicios informáticos con el cual se pretende garantizar y resguardar la identidad de todos los ciudadanos y ciudadanas venezolanos y extranjeros que habitan en el territorio nacional, y a su vez ampliar sus capacidades de actuación al adaptarse a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.490.439.320**
INGRESOS CORRIENTES ORDINARIOS	1.490.439.320
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.390.439.320
Venta de otros bienes y servicios	1.390.439.320
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
TOTAL RECURSOS	**1.490.439.320**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.308.840.662**
GASTOS DE CONSUMO	1.253.340.662
Remuneraciones	89.500.000
Sueldos, salarios y otras retribuciones	43.742.818
Beneficios y complementos de sueldos y salarios	15.878.810
Aportes patronales	7.888.955
Prestaciones sociales y otras indemnizaciones	14.636.071
Asistencia socioeconómica	7.353.346
Compra de bienes y servicios	1.040.350.450
Bienes de consumo	469.328.250
Servicios no personales	571.022.200
Impuestos indirectos	123.490.212
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.500.000
Al sector privado	45.000.000
Transferencias corrientes al sector privado	45.000.000
Directas a personas	45.000.000
Jubilaciones y otros beneficios asociados	45.000.000
Al sector público	10.500.000
Transferencias corrientes al sector público	10.500.000
A los entes descentralizados sin fines empresariales para sus gastos	10.500.000
GASTOS DE CAPITAL	**181.598.658**
INVERSIÓN REAL DIRECTA	181.598.658
Formación bruta de capital fijo	129.998.658
Maquinaria, equipos y otros bienes muebles	62.850.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio privado	35.300.000
Construcciones de bienes de dominio público	12.391.658
Producción propia (gastos capitalizables)	19.457.000
Impuestos indirectos	19.457.000
Bienes intangibles	51.600.000
TOTAL GASTOS	**1.490.439.320**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123766	Transformación de los procesos del servicio de identificación, migración y extranjeria, rumbo a la desconcentración municipal	Documento			7.142.700	803.941.720	62.650.000			866.591.720
					TOTAL	**803.941.720**	**62.650.000**			**866.591.720**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		26.850.000			26.850.000
02	Gestión administrativa	541.497.600	10.500.000			551.997.600
03	Previsión y protección social	45.000.000				45.000.000
	TOTAL	**586.497.600**	**37.350.000**			**623.847.600**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.242**	**833**	**581**	**2.656**	**20.680.210**	**18.409.987**	**39.090.197**
Alto Nivel y de Dirección		1		1	11.354		11.354
Profesional y Técnico	251	244	290	785	7.515.027	6.689.215	14.204.242
Personal Administrativo	840	485	254	1.579	11.272.540	10.033.822	21.306.362
Obrero	151	103	37	291	1.881.289	1.686.950	3.568.239
TOTAL	**1.242**	**833**	**581**	**2.656**	**20.680.210**	**18.409.987**	**39.090.197**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**57**	**43**	**100**	**45.000.000**
Empleados	39	26	65	31.500.000
Obreros	18	17	35	13.500.000
TOTAL	**57**	**43**	**100**	**45.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	89.500.000
4.02	Materiales, suministros y mercancías	469.328.250
4.03	Servicios no personales	713.969.412
4.04	Activos reales	162.141.658
4.07	Transferencias y donaciones	55.500.000
	TOTAL	**1.490.439.320**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.490.439.320**
INGRESOS CORRIENTES ORDINARIOS	1.490.439.320
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.390.439.320
Venta de otros bienes y servicios	1.390.439.320
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	100.000.000
Recursos Ordinarios	100.000.000
1.2 GASTOS CORRIENTES	**1.308.840.662**
GASTOS DE CONSUMO	1.253.340.662
Remuneraciones	89.500.000
Sueldos, salarios y otras retribuciones	43.742.818
Beneficios y complementos de sueldos y salarios	15.878.810
Aportes patronales	7.888.955
Prestaciones sociales y otras indemnizaciones	14.636.071
Asistencia socioeconómica	7.353.346
Compra de bienes y servicios	1.040.350.450
Bienes de consumo	469.328.250
Servicios no personales	571.022.200
Impuestos indirectos	123.490.212
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.500.000
Al sector privado	45.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	45.000.000
Directas a personas	45.000.000
Jubilaciones y otros beneficios asociados	45.000.000
Al sector público	10.500.000
Transferencias corrientes al sector público	10.500.000
A los entes descentralizados sin fines empresariales para sus gastos	10.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**181.598.658**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**181.598.658**
RECURSOS PROPIOS DE CAPITAL	181.598.658
Ahorro en cuenta corriente	181.598.658
2.2 GASTOS DE CAPITAL	**181.598.658**
INVERSIÓN REAL DIRECTA	181.598.658
Formación bruta de capital fijo	129.998.658
Maquinaria, equipos y otros bienes muebles	62.850.000
Construcciones de bienes de dominio privado	35.300.000
Construcciones de bienes de dominio público	12.391.658
Producción propia (gastos capitalizables)	19.457.000
Impuestos indirectos	19.457.000
Bienes intangibles	51.600.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1355

Fondo Nacional Antidrogas

FONDO NACIONAL ANTIDROGAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo Nacional Antidrogas (Fona), es un Servicio Desconcentrado encargado de la recaudación de los aportes y contribuciones especiales previstos en la normativa que regula la materia de drogas y estupefacientes, con el propósito de cumplir con la misión de apoyar a la Oficina Nacional Antidrogas (ONA) y de contribuir con el fortalecimiento de las Políticas Públicas del Gobierno Bolivariano vinculadas con los objetivos y vértices de la Gran Misión "A Toda Vida Venezuela", el Plan Nacional Antidrogas, las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", y el Plan de Prevención Integral Sembrando Valores para la Vida.

El FONA orientará los recursos provenientes de la recaudación, fiscalización y administración efectiva de los aportes y contribuciones especiales al financiamiento de planes, programas y proyectos en materia de prevención integral del consumo y tráfico ilícito de drogas; y aquellos relacionados con la creación, construcción, restauración, mantenimiento y funcionamiento de centros de tratamiento de adicciones, y a la prestación de servicios de cursos y talleres para la formación y capacitación en materia de prevención, de conformidad con los lineamientos establecidos por la ONA.

Su financiamiento lo obtienen básicamente por concepto de recaudación, intereses generados por los movimientos del activo circulante durante el año e ingresos propios, derivados del servicio que presta el Fona a las personas jurídicas privadas, consorcios y entes públicos con o sin fines empresariales, a través del dictado de cursos y talleres en materia de prevención integral, con lo cual se pretende formar y capacitar a diversos participantes, y conformar de forma gratuita comités laborales de prevención integral del consumo de drogas.

Dentro de su política de gasto, es importante señalar que se dirige a cubrir los costos necesarios para alcanzar sus objetivos y metas, así como la transferencia a la Fundación Fondo Administrativo de Salud para el Ministerio de Relaciones Interiores y Justicia, de sus órganos y entes adscritos (FASMIJ), por Bs. 4.281.736.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.788.682.744**
INGRESOS CORRIENTES ORDINARIOS	1.788.682.744
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.887.600
Venta de otros bienes y servicios	1.887.600
INGRESOS DE LA PROPIEDAD	57.007.065
Intereses	57.007.065
Intereses internos	57.007.065
Intereses por depósitos	57.007.065
OTROS INGRESOS	1.729.788.079
Otros ingresos ordinarios	1.729.788.079
INGRESOS DE CAPITAL	**361.892**
RECURSOS PROPIOS DE CAPITAL	361.892
Incremento de la depreciación y amortización acumuladas	361.892
FUENTES DE FINANCIAMIENTO	**100.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.000.000
Disminución de otros activos financieros	100.000.000
Disminución de disponibilidades	100.000.000
Disminución de bancos	100.000.000
TOTAL RECURSOS	**1.889.044.636**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.866.828.547**
GASTOS DE CONSUMO	161.311.180
Remuneraciones	81.206.578
Sueldos, salarios y otras retribuciones	30.372.000
Beneficios y complementos de sueldos y salarios	29.008.363
Aportes patronales	7.117.271
Prestaciones sociales y otras indemnizaciones	6.225.214
Asistencia socioeconómica	8.483.730
Compra de bienes y servicios	69.922.794
Bienes de consumo	26.198.116
Servicios no personales	43.724.678
Impuestos indirectos	9.819.916
Depreciación y amortización	361.892
GASTOS DE LA PROPIEDAD	120.000
Derechos sobre bienes intangibles	120.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.705.397.367
Al sector privado	673.779.514
Transferencias corrientes al sector privado	671.779.514
Otras transferencias corrientes internas al sector privado	599.863.797
Transferencias corrientes a consejos comunales	71.915.717
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
Al sector público	1.031.617.853
Transferencias corrientes al sector público	1.030.617.853

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
A los entes descentralizados sin fines empresariales para sus gastos	1.030.617.853
Donaciones corrientes al sector público	1.000.000
A los entes descentralizados sin fines empresariales	1.000.000
GASTOS DE CAPITAL	**22.216.089**
INVERSIÓN REAL DIRECTA	22.216.089
Formación bruta de capital fijo	21.616.089
Maquinaria, equipos y otros bienes muebles	21.616.089
Bienes intangibles	600.000
TOTAL GASTOS	**1.889.044.636**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124127	Financiamiento y ejecución de las acciones de prevención integral en el uso indebido y el tráfico ilícito de drogas enmarcados en la Ley Orgánica de Drogas.	Acción			1.950	1.735.955.026				1.735.955.026
					TOTAL	**1.735.955.026**				**1.735.955.026**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	83.747.290				83.747.290
02	Gestión administrativa	69.342.320				69.342.320
	TOTAL	**153.089.610**				**153.089.610**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**72**	**63**	**43**	**178**	**11.001.460**		**11.001.460**
Alto Nivel y de Dirección		1		1	62.772		62.772
Profesional y Técnico	62	52	43	157	9.855.324		9.855.324
Obrero	10	10		20	1.083.364		1.083.364
Personal Contratado	**20**	**20**		**40**	**2.880.000**		**2.880.000**
Profesional y Técnico	20	20		40	2.880.000		2.880.000
TOTAL	**92**	**83**	**43**	**218**	**13.881.460**		**13.881.460**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	81.206.578
4.02	Materiales, suministros y mercancías	26.198.116
4.03	Servicios no personales	53.664.594
4.04	Activos reales	22.216.089
4.07	Transferencias y donaciones	1.705.397.367
4.08	Otros gastos	361.892
	TOTAL	**1.889.044.636**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.788.682.744**
INGRESOS CORRIENTES ORDINARIOS	1.788.682.744
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.887.600
Venta de otros bienes y servicios	1.887.600
INGRESOS DE LA PROPIEDAD	57.007.065
Intereses	57.007.065
Intereses internos	57.007.065
Intereses por depósitos	57.007.065
OTROS INGRESOS	1.729.788.079
Otros ingresos ordinarios	1.729.788.079
1.2 GASTOS CORRIENTES	**1.866.828.547**
GASTOS DE CONSUMO	161.311.180
Remuneraciones	81.206.578
Sueldos, salarios y otras retribuciones	30.372.000
Beneficios y complementos de sueldos y salarios	29.008.363
Aportes patronales	7.117.271
Prestaciones sociales y otras indemnizaciones	6.225.214
Asistencia socioeconómica	8.483.730
Compra de bienes y servicios	69.922.794
Bienes de consumo	26.198.116
Servicios no personales	43.724.678
Impuestos indirectos	9.819.916
Depreciación y amortización	361.892
GASTOS DE LA PROPIEDAD	120.000
Derechos sobre bienes intangibles	120.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.705.397.367
Al sector privado	673.779.514
Transferencias corrientes al sector privado	671.779.514
Otras transferencias corrientes internas al sector privado	599.863.797
Transferencias corrientes a consejos comunales	71.915.717
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
Al sector público	1.031.617.853
Transferencias corrientes al sector público	1.030.617.853
A los entes descentralizados sin fines empresariales para sus gastos	1.030.617.853
Donaciones corrientes al sector público	1.000.000
A los entes descentralizados sin fines empresariales	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(78.145.803)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(77.783.911)**
RECURSOS PROPIOS DE CAPITAL	(77.783.911)
Desahorro en cuenta corriente	(78.145.803)
Venta y/o desincorporación de activos fijos	
De activos fijos	
Incremento de la depreciación y amortización acumuladas	361.892
2.2 GASTOS DE CAPITAL	**22.216.089**
INVERSIÓN REAL DIRECTA	22.216.089
Formación bruta de capital fijo	21.616.089
Maquinaria, equipos y otros bienes muebles	21.616.089

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	600.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(100.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**100.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.000.000
Disminución de otros activos financieros	100.000.000
Disminución de disponibilidades	100.000.000
Disminución de bancos	100.000.000
3.2 APLICACIONES FINANCIERAS	**100.000.000**
DÉFICIT FINANCIERO	100.000.000

A1358

Universidad Nacional Experimental de la Seguridad (UNES)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LA SEGURIDAD (UNES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental de la Seguridad (Unes), tiene como propósito la transformación de la práctica social del servicio de la seguridad ciudadana, fomentando el adiestramiento de hombres y mujeres integrantes de los cuerpos de seguridad, a través de los programas nacionales de formación en las áreas de servicio de policía, investigación penal y servicios penitenciarios, abiertos a la participación popular y a la contraloría social permanente.

Para el ejercicio económico financiero 2015, la Unes contempla la consecución del proyecto: "Consolidar a la Universidad Nacional Experimental de la Seguridad (Unes) como la institución académica nacional especializada en seguridad ciudadana y sistema penitenciario" De igual manera, en el despliegue nacional y territorial de la Gran Misión A Toda Vida Venezuela, la Universidad juega un rol esencial en el rol pedagógico que desempeña por la implementación del nuevo modelo policial venezolano, la dignificación de la profesión policial y la promoción de una concepción crítica del tema de la seguridad, que demanda la participación de múltiples actores en la búsqueda de una convivencia segura. La formación integral que reciben los jóvenes se basa en una preparación integral como futuros funcionarios, formados para brindar seguridad y apoyo al pueblo.

La política de gasto se orienta a garantizar a los órganos de seguridad ciudadana y al sistema penitenciario, los procesos de formación de base, y el desarrollo profesional establecido en la normativa legal vigente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**813.623.682**
INGRESOS CORRIENTES ORDINARIOS	813.623.682
TRANSFERENCIAS CORRIENTES	813.623.682
Transferencias corrientes del sector público	813.623.682
Transferencias corrientes internas recibidas del sector público	813.623.682
De la República	813.623.682
INGRESOS DE CAPITAL	**43.246.883**
RECURSOS PROPIOS DE CAPITAL	43.246.883
Incremento de la depreciación y amortización acumuladas	43.246.883
TOTAL RECURSOS	**856.870.565**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**788.775.806**
GASTOS DE CONSUMO	739.869.806
Remuneraciones	392.393.202
Sueldos, salarios y otras retribuciones	159.747.842
Beneficios y complementos de sueldos y salarios	91.269.272
Aportes patronales	27.810.106
Prestaciones sociales y otras indemnizaciones	53.446.175
Asistencia socioeconómica	60.119.807
Compra de bienes y servicios	265.779.231
Bienes de consumo	103.742.050
Servicios no personales	162.037.181
Impuestos indirectos	38.450.490
Depreciación y amortización	43.246.883
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.906.000
Al sector privado	48.906.000
Transferencias corrientes al sector privado	48.906.000
Directas a personas	48.906.000
Otras transferencias directas a personas	48.906.000
GASTOS DE CAPITAL	**68.094.759**
INVERSIÓN REAL DIRECTA	68.094.759
Formación bruta de capital fijo	67.590.759
Maquinaria, equipos y otros bienes muebles	8.152.035
Construcciones de bienes de dominio privado	52.142.857
Producción propia (gastos capitalizables)	7.295.867

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	7.295.867
Servicios no personales	7.295.867
Bienes intangibles	504.000
TOTAL GASTOS	**856.870.565**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123778	Consolidar a la Universidad Nacional Experimental de la Seguridad (Unes) como la institución académica nacional especializada en seguridad ciudadana y sistema penitenciario	Estudiante	2.174	8.694	10.868		711.797.608			711.797.608
					TOTAL		**711.797.608**			**711.797.608**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		85.060.187			85.060.187
02	Gestión administrativa	43.246.883	16.765.887			60.012.770
	TOTAL	**43.246.883**	**101.826.074**			**145.072.957**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**266**	**394**	**1.034**	**1.694**	**40.665.318**		**40.665.318**
Alto Nivel y de Dirección		1		1	43.293		43.293
Directivo	85	112	556	753	25.547.390		25.547.390
Obrero	181	281	478	940	15.074.635		15.074.635
Personal Contratado	**1.409**	**1.967**		**3.376**	**76.553.942**		**76.553.942**
Profesional y Técnico	644	760		1.404	34.853.825		34.853.825
Personal Administrativo	401	712		1.113	21.460.359		21.460.359
Personal Docente	364	495		859	20.239.758		20.239.758
TOTAL	1.675	2.361	1.034	5.070	117.219.260		117.219.260

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	392.393.202
4.02	Materiales, suministros y mercancías	103.742.050
4.03	Servicios no personales	207.783.538
4.04	Activos reales	60.798.892
4.07	Transferencias y donaciones	48.906.000
4.08	Otros gastos	43.246.883
	TOTAL	**856.870.565**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**813.623.682**
INGRESOS CORRIENTES ORDINARIOS	813.623.682
TRANSFERENCIAS CORRIENTES	813.623.682
Transferencias corrientes del sector público	813.623.682
Transferencias corrientes internas recibidas del sector público	813.623.682
De la República	813.623.682
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	813.623.682
- Recursos Ordinarios	813.623.682
1.2 GASTOS CORRIENTES	**788.775.806**
GASTOS DE CONSUMO	739.869.806
Remuneraciones	392.393.202
Sueldos, salarios y otras retribuciones	159.747.842
Beneficios y complementos de sueldos y salarios	91.269.272
Aportes patronales	27.810.106
Prestaciones sociales y otras indemnizaciones	53.446.175
Asistencia socioeconómica	60.119.807
Compra de bienes y servicios	265.779.231
Bienes de consumo	103.742.050
Servicios no personales	162.037.181
Impuestos indirectos	38.450.490
Depreciación y amortización	43.246.883
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.906.000
Al sector privado	48.906.000
Transferencias corrientes al sector privado	48.906.000
Directas a personas	48.906.000
Otras transferencias directas a personas	48.906.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**24.847.876**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**68.094.759**
RECURSOS PROPIOS DE CAPITAL	68.094.759
Ahorro en cuenta corriente	24.847.876
Incremento de la depreciación y amortización acumuladas	43.246.883
2.2 GASTOS DE CAPITAL	**68.094.759**
INVERSIÓN REAL DIRECTA	68.094.759
Formación bruta de capital fijo	67.590.759
Maquinaria, equipos y otros bienes muebles	8.152.035
Construcciones de bienes de dominio privado	52.142.857
Producción propia (gastos capitalizables)	7.295.867
Compra de bienes y servicios	7.295.867
Servicios no personales	7.295.867
Bienes intangibles	504.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1605

Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)

FUNDACIÓN FONDO ADMINISTRATIVO DE SALUD PARA EL MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA, DE SUS ÓRGANOS Y ENTES ADSCRITOS (FASMIJ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación es un Fondo destinado al desarrollo de un plan de servicios integrales que contempla asistencia de salud preventiva y curativa, en las áreas de hospitalización, cirugía, maternidad, odontología y oftalmología. También incluye la protección a los trabajadores y familiares directos en lo relacionado con el requerimiento de servicios funerarios, lo que, en general, permite amparar en forma oportuna a sus afiliados, teniendo el control de costos y gastos incurridos por estos conceptos.

Prioritariamente; gestiona de forma exclusiva los recursos asignados presupuestariamente por el Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz, sus órganos y entes adscritos, como aporte patronal al seguro de vida, accidentes personales, hospitalización; cirugía, maternidad y gastos funerarios.

El diez por ciento (10%) del presupuesto asignado al "Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus órganos y entes adscritos (FASMIJ)" será destinado a cubrir sus gastos de funcionamiento. Los intereses que se generen por fideicomisos, así como los ahorros obtenidos de la negociación con los proveedores serán destinados a la creación de fondos especiales que supongan aumentos en los beneficios contemplados inicialmente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.256.996.836**
INGRESOS CORRIENTES ORDINARIOS	1.256.996.836
TRANSFERENCIAS CORRIENTES	1.256.996.836
Transferencias corrientes del sector público	1.256.996.836
Transferencias corrientes internas recibidas del sector público	1.256.996.836
De la República	777.109.482
De los entes descentralizados sin fines empresariales	459.306.982
De los entes descentralizados con fines empresariales no petroleros	20.580.372
INGRESOS DE CAPITAL	**1.525.703**
RECURSOS PROPIOS DE CAPITAL	1.525.703
Incremento de la depreciación y amortización acumuladas	1.525.703
TOTAL RECURSOS	**1.258.522.539**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.246.258.794**
GASTOS DE CONSUMO	1.076.913.942
Remuneraciones	1.031.579.276
Sueldos, salarios y otras retribuciones	32.832.618
Beneficios y complementos de sueldos y salarios	20.348.436
Aportes patronales	3.145.936
Prestaciones sociales y otras indemnizaciones	10.437.632
Asistencia socioeconómica	964.814.654
Compra de bienes y servicios	33.767.508
Bienes de consumo	26.863.069
Servicios no personales	6.904.439
Impuestos indirectos	10.041.455
Depreciación y amortización	1.525.703
GASTOS DE LA PROPIEDAD	41.516
Derechos sobre bienes intangibles	41.516
TRANSFERENCIAS Y DONACIONES CORRIENTES	169.303.336
Al sector privado	169.303.336
Transferencias corrientes al sector privado	167.303.336
Directas a personas	167.303.336
Pensiones y otros beneficios asociados	31.817.011
Jubilaciones y otros beneficios asociados	135.486.325
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
GASTOS DE CAPITAL	**4.738.042**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INVERSIÓN REAL DIRECTA	4.738.042
Formación bruta de capital fijo	4.166.167
Maquinaria, equipos y otros bienes muebles	4.166.167
Bienes intangibles	571.875
APLICACIONES FINANCIERAS	**7.525.703**
DISMINUCIÓN DE PASIVOS	7.525.703
Disminución de cuentas y efectos por pagar	7.525.703
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución cuentas por pagar a proveedores a corto plazo	5.000.000
Disminución de otras cuentas y efectos por pagar	2.525.703
Disminución de otras cuentas por pagar a corto plazo	2.525.703
TOTAL GASTOS	**1.258.522.539**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123765	Asistencia de Salud Integral	Caso			250.000		699.398.534		354.187.670	1.053.586.204
					TOTAL		699.398.534		354.187.670	1.053.586.204

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				74.143.849	74.143.849
02	Gestión administrativa	1.525.703	77.710.948		51.555.835	130.792.486
	TOTAL	1.525.703	77.710.948		125.699.684	204.936.335

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**123.552**		**123.552**
Alto Nivel y de Dirección		1		1	123.552		123.552
Personal Contratado	**145**	**144**		**289**	**14.859.213**		**14.859.213**
Profesional y Técnico	114	113		227	12.286.939		12.286.939
Personal Administrativo	23	25		48	1.939.450		1.939.450
Personal Médico	2	1		3	188.367		188.367
Obrero	6	5		11	444.457		444.457
TOTAL	**145**	**145**		**290**	**14.982.765**		**14.982.765**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.031.579.276
4.02	Materiales, suministros y mercancías	26.863.069
4.03	Servicios no personales	16.987.410
4.04	Activos reales	4.738.042
4.07	Transferencias y donaciones	169.303.336
4.08	Otros gastos	1.525.703
4.11	Disminución de pasivos	7.525.703
	TOTAL	**1.258.522.539**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.256.996.836**
INGRESOS CORRIENTES ORDINARIOS	1.256.996.836
TRANSFERENCIAS CORRIENTES	1.256.996.836
Transferencias corrientes del sector público	1.256.996.836
Transferencias corrientes internas recibidas del sector público	1.256.996.836
De la República	777.109.482
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	777.109.482
- Recursos Ordinarios	777.109.482
De los entes descentralizados sin fines empresariales	459.306.982
De los entes descentralizados con fines empresariales no petroleros	20.580.372
1.2 GASTOS CORRIENTES	**1.246.258.794**
GASTOS DE CONSUMO	1.076.913.942
Remuneraciones	1.031.579.276
Sueldos, salarios y otras retribuciones	32.832.618
Beneficios y complementos de sueldos y salarios	20.348.436
Aportes patronales	3.145.936
Prestaciones sociales y otras indemnizaciones	10.437.632
Asistencia socioeconómica	964.814.654
Compra de bienes y servicios	33.767.508
Bienes de consumo	26.863.069
Servicios no personales	6.904.439
Impuestos indirectos	10.041.455
Depreciación y amortización	1.525.703
GASTOS DE LA PROPIEDAD	41.516
Derechos sobre bienes intangibles	41.516
TRANSFERENCIAS Y DONACIONES CORRIENTES	169.303.336
Al sector privado	169.303.336
Transferencias corrientes al sector privado	167.303.336

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Directas a personas	167.303.336
Pensiones y otros beneficios asociados	31.817.011
Jubilaciones y otros beneficios asociados	135.486.325
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**10.738.042**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**12.263.745**
RECURSOS PROPIOS DE CAPITAL	12.263.745
Ahorro en cuenta corriente	10.738.042
Incremento de la depreciación y amortización acumuladas	1.525.703
2.2 GASTOS DE CAPITAL	**4.738.042**
INVERSIÓN REAL DIRECTA	4.738.042
Formación bruta de capital fijo	4.166.167
Maquinaria, equipos y otros bienes muebles	4.166.167
Bienes intangibles	571.875
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**7.525.703**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**7.525.703**
SUPERÁVIT FINANCIERO	7.525.703
3.2 APLICACIONES FINANCIERAS	**7.525.703**
DISMINUCIÓN DE PASIVOS	7.525.703
Disminución de cuentas y efectos por pagar	7.525.703
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución cuentas por pagar a proveedores a corto plazo	5.000.000
Disminución de otras cuentas y efectos por pagar	2.525.703
Disminución de otras cuentas por pagar a corto plazo	2.525.703

32
Defensoría del Pueblo

A0412

Fundación Juan Vives Suriá

FUNDACIÓN JUAN VIVES SURIÁ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Juan Vives Suriá espera fortalecer la labor formativa, en consonancia con las líneas estratégicas emanadas desde la Defensoría del Pueblo, que le permitirá mantener un crecimiento como institución que atiende la capacitación en derechos humanos para los ciudadanos y ciudadanas.

En tal sentido, conjuntamente con la Escuela de Derechos Humanos, espera profundizar la capacitación en materia de Derechos Humanos desde los distintos ámbitos, en el marco de su despliegue por el territorio Nacional con miras a seguir atendiendo y dotando de herramientas a ciudadanos, ciudadanas, colectivos y funcionarios en cuanto a la vigilancia, promoción y defensa de sus derechos humanos y fundamentales.

En este sentido, se intensificará el trabajo de investigación, formación y capacitación en función de dar alcance a todas y cada una de las metas, de la mano de profesionales calificados, excelente talento humano y una completa infraestructura que se ha fortalecido en pro de prestar un mejor servicio que permita fomentar una cultura de promoción y defensa de Derechos Humanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**8.500.000**
INGRESOS CORRIENTES ORDINARIOS	8.500.000
TRANSFERENCIAS CORRIENTES	8.500.000
Transferencias corrientes del sector público	8.500.000
Transferencias corrientes internas recibidas del sector público	8.500.000
De la República	8.500.000
FUENTES DE FINANCIAMIENTO	**2.779.922**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.779.922
Disminución de otros activos financieros	2.779.922
Disminución de disponibilidades	2.779.922
Disminución de bancos	2.779.922
TOTAL RECURSOS	**11.279.922**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**10.835.222**
GASTOS DE CONSUMO	9.585.222
Remuneraciones	7.254.322
Sueldos, salarios y otras retribuciones	4.192.548
Beneficios y complementos de sueldos y salarios	1.704.733
Aportes patronales	243.044
Prestaciones sociales y otras indemnizaciones	475.959
Asistencia socioeconómica	638.038
Compra de bienes y servicios	2.085.092
Bienes de consumo	900.000
Servicios no personales	1.185.092
Impuestos indirectos	245.808
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.250.000
Al sector privado	1.250.000
Donaciones corrientes al sector privado	1.250.000
Donaciones a personas	1.250.000
GASTOS DE CAPITAL	**444.700**
INVERSIÓN REAL DIRECTA	444.700
Formación bruta de capital fijo	444.700
Maquinaria, equipos y otros bienes muebles	444.700
TOTAL GASTOS	**11.279.922**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124467	Educación, Investigación y Promoción en materia de Derechos Humanos	persona	8.400	5.600	14.000		7.493.246			7.493.246
					TOTAL		**7.493.246**			**7.493.246**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.779.922	1.006.754			3.786.676
	TOTAL	**2.779.922**	**1.006.754**			**3.786.676**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**9**	**6**		**15**	**995.312**		**995.312**
Profesional y Técnico	4	1		5	398.125		398.125
Personal Administrativo	5	5		10	597.187		597.187
Personal Contratado	**101**	**53**		**154**	**2.589.895**		**2.589.895**
Personal Administrativo	4	3		7	372.000		372.000
Personal Docente	97	50		147	2.217.895		2.217.895
TOTAL	**110**	**59**		**169**	**3.585.207**		**3.585.207**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	7.254.322
4.02	Materiales, suministros y mercancías	900.000
4.03	Servicios no personales	1.430.900
4.04	Activos reales	444.700
4.07	Transferencias y donaciones	1.250.000
	TOTAL	**11.279.922**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.500.000**
INGRESOS CORRIENTES ORDINARIOS	8.500.000
TRANSFERENCIAS CORRIENTES	8.500.000
Transferencias corrientes del sector público	8.500.000
Transferencias corrientes internas recibidas del sector público	8.500.000
De la República	8.500.000
Defensoría del Pueblo	8.500.000
Recursos Ordinarios	8.500.000
1.2 GASTOS CORRIENTES	**10.835.222**
GASTOS DE CONSUMO	9.585.222
Remuneraciones	7.254.322
Sueldos, salarios y otras retribuciones	4.192.548
Beneficios y complementos de sueldos y salarios	1.704.733
Aportes patronales	243.044
Prestaciones sociales y otras indemnizaciones	475.959
Asistencia socioeconómica	638.038
Compra de bienes y servicios	2.085.092
Bienes de consumo	900.000
Servicios no personales	1.185.092
Impuestos indirectos	245.808
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.250.000
Al sector privado	1.250.000
Donaciones corrientes al sector privado	1.250.000
Donaciones a personas	1.250.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.335.222)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.335.222)**
RECURSOS PROPIOS DE CAPITAL	(2.335.222)
Desahorro en cuenta corriente	(2.335.222)
2.2 GASTOS DE CAPITAL	**444.700**
INVERSIÓN REAL DIRECTA	444.700
Formación bruta de capital fijo	444.700
Maquinaria, equipos y otros bienes muebles	444.700
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.779.922)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.779.922**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.779.922
Disminución de otros activos financieros	2.779.922
Disminución de disponibilidades	2.779.922
Disminución de bancos	2.779.922
3.2 APLICACIONES FINANCIERAS	**2.779.922**
DÉFICIT FINANCIERO	2.779.922

33
Vicepresidencia de la República

Vicepresidencia de la República

A0460 Fundación Misión Milagro

A0487 Fundación Gran Misión Saber y Trabajo

A0511 Región Estratégica de Desarrollo Integral Marítima e Insular

A0512 Región Estratégica de Desarrollo Integral Occidental

A0513 Región Estratégica de Desarrollo Integral Oriental

A0514 Región Estratégica de Desarrollo Integral Los Llanos

A0516 Región Estratégica de Desarrollo Integral Guayana

A0519 Región Estratégica de Desarrollo Integral Los Andes

A0523 Región Estratégica de Desarrollo Integral Central

A0542 Fundación Misión Nevado

A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

A0908 Servicio Nacional de Contrataciones

A0460

Fundación Misión Milagro

FUNDACIÓN MISIÓN MILAGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Milagro nació en el marco del compromiso Sandino, suscrito entre los Gobiernos de Venezuela y Cuba, con el objeto de ofrecer atención oftalmológica gratuita a todos los pacientes de América Latina, Islas del Caribe y Estados Unidos, entre otras naciones, históricamente excluidas y que necesiten de esta red humanitaria. Su creación fue autorizada según Decreto N° 5.217 de fecha 26 de febrero de 2007, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38. 632.

En fecha 12 de agosto de 2008, la Fundación Misión Milagro es adscrita a la Vicepresidencia de la República Bolivariana de Venezuela según Decreto N° 6.299 de fecha 12 de agosto 2008, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.992.

Su objetivo es potenciar capacidades y habilidades de las personas que padecen trastornos visuales incorporándolas a la vida social tanto en Venezuela como en otros países Latinoamericanos.

Para el Ejercicio Económico Financiero 2015, la Fundación Misión Milagro, mantendrá su orientación original de ampliar las coberturas de servicios de salud, sobre todo en la población excluida, primordialmente en lo relativo a la detección, canalización y solución de los problemas de salud visual, de forma gratuita y de manera rápida y efectiva, atendiendo a este necesitado sector de la población venezolana, incorporándolos a la vida social y logrando la independencia de los pacientes y de su núcleo familiar.

La Fundación Misión Milagro para el Ejercicio Económico Financiero 2015, prevé ejecutar el fortalecimiento y reimpulso de La Misión Milagro Nacional e Internacionalmente dentro del Compromiso Sandino, con el objeto de transformar las relaciones sociales de producción construyendo unas de tipo socialista basadas en la propiedad social para atender de esta manera 300.000 pacientes en el marco de las jornadas oftalmológicas y quirúrgicas, realizadas a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**161.901.760**
INGRESOS CORRIENTES ORDINARIOS	161.901.760
TRANSFERENCIAS CORRIENTES	161.901.760
Transferencias corrientes del sector público	161.901.760
Transferencias corrientes internas recibidas del sector público	161.901.760
De la República	161.901.760
TOTAL RECURSOS	**161.901.760**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**160.834.091**
GASTOS DE CONSUMO	143.884.652
Remuneraciones	80.950.880
Sueldos, salarios y otras retribuciones	51.571.789
Beneficios y complementos de sueldos y salarios	13.800.000
Aportes patronales	1.700.000
Prestaciones sociales y otras indemnizaciones	3.000.000
Asistencia socioeconómica	10.879.091
Compra de bienes y servicios	60.755.000
Bienes de consumo	13.590.000
Servicios no personales	47.165.000
Impuestos indirectos	2.178.772
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.949.439
Al sector privado	16.949.439
Transferencias corrientes al sector privado	100.000
Directas a personas	100.000
Otras transferencias directas a personas	100.000
Donaciones corrientes al sector privado	16.849.439
Donaciones a personas	16.849.439
GASTOS DE CAPITAL	**1.067.669**
INVERSIÓN REAL DIRECTA	1.067.669
Formación bruta de capital fijo	1.067.669
Maquinaria, equipos y otros bienes muebles	1.067.669
TOTAL GASTOS	**161.901.760**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126034	Fortalecimiento y reimpulso de la Fundación Misión Milagro nacional e internacional dentro del compromiso Sandino	Paciente	180.000	120.000	300.000		31.901.760			31.901.760
					TOTAL		31.901.760			31.901.760

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		80.950.880			80.950.880
02	Gestión administrativa		49.049.120			49.049.120
	TOTAL		130.000.000			130.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**10**	**20**		**30**	**43.571.789**		**43.571.789**
Profesional y Técnico	10	20		30	43.571.789		43.571.789
TOTAL	**10**	**20**		**30**	**43.571.789**		**43.571.789**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	80.950.880
4.02	Materiales, suministros y mercancías	13.590.000
4.03	Servicios no personales	49.343.772
4.04	Activos reales	1.067.669
4.07	Transferencias y donaciones	16.949.439
	TOTAL	**161.901.760**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**161.901.760**
INGRESOS CORRIENTES ORDINARIOS	161.901.760
TRANSFERENCIAS CORRIENTES	161.901.760
Transferencias corrientes del sector público	161.901.760
Transferencias corrientes internas recibidas del sector público	161.901.760
De la República	161.901.760
Vicepresidencia de la República	130.000.000
-Recursos Ordinarios	130.000.000
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	31.901.760
-Recursos Ordinarios	31.901.760
1.2 GASTOS CORRIENTES	**160.834.091**
GASTOS DE CONSUMO	143.884.652
Remuneraciones	80.950.880
Sueldos, salarios y otras retribuciones	51.571.789
Beneficios y complementos de sueldos y salarios	13.800.000
Aportes patronales	1.700.000
Prestaciones sociales y otras indemnizaciones	3.000.000
Asistencia socioeconómica	10.879.091
Compra de bienes y servicios	60.755.000
Bienes de consumo	13.590.000
Servicios no personales	47.165.000
Impuestos indirectos	2.178.772
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.949.439
Al sector privado	16.949.439
Transferencias corrientes al sector privado	100.000
Directas a personas	100.000
Otras transferencias directas a personas	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	16.849.439
Donaciones a personas	16.849.439
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**1.067.669**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.067.669**
RECURSOS PROPIOS DE CAPITAL	1.067.669
Ahorro en cuenta corriente	1.067.669
2.2 GASTOS DE CAPITAL	**1.067.669**
INVERSIÓN REAL DIRECTA	1.067.669
Formación bruta de capital fijo	1.067.669
Maquinaria, equipos y otros bienes muebles	1.067.669
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0487

Fundación Gran Misión Saber y Trabajo

FUNDACIÓN GRAN MISIÓN SABER Y TRABAJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación "Gran Misión Saber y Trabajo", autorizada su creación con la denominación de Fundación "Misión Vuelvan Caras", mediante Decreto N° 3.279, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.077 de fecha 1° de diciembre de 2004; posteriormente denominada Fundación "Misión Che Guevara", según Decreto N° 5.704, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.819 de fecha 27 de noviembre de 2007; modificada su denominación por la actual mediante Decreto N° 1.078 de fecha 30 de junio de 2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.443 de la misma fecha, es un ente descentralizado funcionalmente sin fines empresariales adscrito a la Vicepresidencia de la República.

Dentro de sus funciones y competencias la Fundación tiene entre sus competencias: Implementar el Plan Extraordinario "Misión Che Guevara". Realizar seguimiento, evaluación y control a los objetivos del Plan Extraordinario "Misión Che Guevara". Proponer los mecanismos para el estudio y aprobación de los proyectos a ser presentados por las misioneras y misioneros, así como por las organizaciones socio productivas comunitarias, con el fin de decidir sobre la entrega de los recursos financieros y no financieros. Realizar el acompañamiento integral de las misioneras y misioneros que participan en la "Misión Che Guevara". Podrá destinar los activos que se encuentran en su patrimonio, previo análisis del estudio de factibilidad socio productiva, a través de comodatos, a las organizaciones socio productivas comunitarias o a cualquier otra forma de asociación que surja en el seno de la comunidad, entes y empresas del Estado. Implementar el Plan de Inserción de la "Misión Che Guevara" en los establecimientos penitenciarios del país y en las misiones desarrolladas por el Ejecutivo Nacional que involucren para el cumplimiento de sus fines la capacitación, formación e inserción socio productiva. Crear redes de organización socio-política a través de los consejos estudiantiles y trabajadores. Difundir los procesos de seguimiento de las políticas de formación y acompañamiento, con el fin de garantizar la adaptación de las salidas ocupacionales a las necesidades de la comunidad.

Entre los proyectos que va a ejecutar la Fundación "Gran Misión Saber y Trabajo" para el Ejercicio Económico Financiero 2015, se encuentran la "Organización de la Fuerza de Trabajo Socialista como estrategia de apoyo a la producción popular del hábitat a nivel nacional", con este proyecto se busca organizar al Poder Popular en Brigadas Socialistas de Trabajo, como mecanismo de apoyo al proceso de incorporación de hombres y mujeres al aparato productivo, basado en los proyectos que promuevan las comunidades organizadas a través de los Consejos Comunales vinculados al proceso de producción del hábitat, lo que le permitirá satisfacer sus necesidades y de la comunidad. Se organizarán 6.000 Brigadistas y como segundo proyecto la "Rehabilitación y acondicionamiento de espacios socio productivos y centros de acopio de apoyo a la Gran Misión Vivienda Venezuela", con este proyecto se busca garantizar que los activos con que cuenta la Fundación; propios o administrados estén en óptimas condiciones para ser cedidos a las Brigadas Socialistas de Trabajo y demás organizaciones socio productivas bajo la figura de comodatos para el desarrollo de sus proyectos productivos. Se tiene previsto la rehabilitación de 8 activos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**160.719.286**
INGRESOS CORRIENTES ORDINARIOS	160.719.286
TRANSFERENCIAS CORRIENTES	160.719.286
Transferencias corrientes del sector público	160.719.286
Transferencias corrientes internas recibidas del sector público	160.719.286
De la República	160.719.286
INGRESOS DE CAPITAL	**7.999.990**
RECURSOS PROPIOS DE CAPITAL	7.999.990
Incremento de la depreciación y amortización acumuladas	7.999.990
FUENTES DE FINANCIAMIENTO	**9.000.010**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.000.010
Disminución de otros activos financieros	9.000.010
Disminución de disponibilidades	9.000.010
Disminución de bancos	9.000.010
TOTAL RECURSOS	**177.719.286**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**174.521.266**
GASTOS DE CONSUMO	150.789,186
Remuneraciones	110.185.957
Sueldos, salarios y otras retribuciones	47.334.779
Beneficios y complementos de sueldos y salarios	20.355.322
Aportes patronales	6.353.490
Prestaciones sociales y otras indemnizaciones	8.764.131
Asistencia socioeconómica	27.378.235
Compra de bienes y servicios	30.597.928
Bienes de consumo	15.000.000
Servicios no personales	15.597.928
Impuestos indirectos	2.005.311
Depreciación y amortización	7.999.990
GASTOS DE LA PROPIEDAD	48.000
Derechos sobre bienes intangibles	48.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.684.080
Al sector privado	23.684.080
Transferencias corrientes al sector privado	22.724.080
Directas a personas	22.724.080
Otras transferencias directas a personas	22.724.080
Donaciones corrientes al sector privado	960.000
Donaciones a personas	960.000
GASTOS DE CAPITAL	**3.198.020**
INVERSIÓN REAL DIRECTA	3.198.020
Formación bruta de capital fijo	3.198.020
Maquinaria, equipos y otros bienes muebles	3.162.020
Construcciones de bienes de dominio privado	36.000
TOTAL GASTOS	**177.719.286**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124916	Organización de la Fuerza de Trabajo Socialista como estrategia de apoyo a la producción popular del hábitat a nivel nacional	Persona	2.400	3.600	6.000		127.423.221			127.423.221
					TOTAL		**127.423.221**			**127.423.221**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	9.000.010	26.152.045			35.152.055
02	Gestión administrativa	7.999.990	7.144.020			15.144.010
	TOTAL	**17.000.000**	**33.296.065**			**50.296.065**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**78**	**104**		**182**	**5.880.658**		**5.880.658**
Alto Nivel y de Dirección	1			1	20.782		20.782
Directivo	26	20		46	955.963		955.963
Profesional y Técnico	30	24		54	1.122.217		1.122.217
Obrero	21	60		81	3.781.696		3.781.696
Personal Contratado	**124**	**124**		**248**	**20.265.344**		**20.265.344**
Directivo	22	26		48	3.661.573		3.661.573
Profesional y Técnico	55	51		106	1.372.368		1.372.368
Personal Administrativo	18	17		35	4.877.855		4.877.855
Obrero	29	30		59	10.353.548		10.353.548
TOTAL	**202**	**228**		**430**	**26.146.002**		**26.146.002**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	110.185.957
4.02	Materiales, suministros y mercancías	15.000.000
4.03	Servicios no personales	17.651.239
4.04	Activos reales	3.198.020
4.07	Transferencias y donaciones	23.684.080
4.08	Otros gastos	7.999.990
	TOTAL	**177.719.286**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**160.719.286**
INGRESOS CORRIENTES ORDINARIOS	160.719.286
TRANSFERENCIAS CORRIENTES	160.719.286
Transferencias corrientes del sector público	160.719.286
Transferencias corrientes internas recibidas del sector público	160.719.286
De la República	160.719.286
Vicepresidencia de la República	114.337.799
-Recursos Ordinarios	114.337.799
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	46.381.487
-Recursos Ordinarios	46.381.487
1.2 GASTOS CORRIENTES	**174.521.266**
GASTOS DE CONSUMO	150.789.186
Remuneraciones	110.185.957
Sueldos, salarios y otras retribuciones	47.334.779
Beneficios y complementos de sueldos y salarios	20.355.322
Aportes patronales	6.353.490
Prestaciones sociales y otras indemnizaciones	8.764.131
Asistencia socioeconómica	27.378.235
Compra de bienes y servicios	30.597.928
Bienes de consumo	15.000.000
Servicios no personales	15.597.928
Impuestos indirectos	2.005.311
Depreciación y amortización	7.999.990
GASTOS DE LA PROPIEDAD	48.000
Derechos sobre bienes intangibles	48.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.684.080
Al sector privado	23.684.080
Transferencias corrientes al sector privado	22.724.080
Directas a personas	22.724.080
Otras transferencias directas a personas	22.724.080
Donaciones corrientes al sector privado	960.000
Donaciones a personas	960.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: (DESAHORRO)	**(13.801.980)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(5.801.990)**
RECURSOS PROPIOS DE CAPITAL	(5.801.990)
Desahorro en cuenta corriente	(13.801.980)
Incremento de la depreciación y amortización acumuladas	7.999.990
2.2 GASTOS DE CAPITAL	**3.198.020**
INVERSIÓN REAL DIRECTA	3.198.020
Formación bruta de capital fijo	3.198.020
Maquinaria, equipos y otros bienes muebles	3.162.020
Construcciones de bienes de dominio privado	36.000
2.3 RESULTADO FINANCIERO: (DÉFICIT)	**(9.000.010)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**9.000.010**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.000.010
Disminución de otros activos financieros	9.000.010
Disminución de disponibilidades	9.000.010
Disminución de bancos	9.000.010
3.2 APLICACIONES FINANCIERAS	**9.000.010**
DÉFICIT FINANCIERO	9.000.010

A0511

Región Estratégica de Desarrollo Integral Marítima e Insular

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL MARÍTIMA E INSULAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Región Estratégica de Desarrollo Integral Marítima e Insular fue creada mediante Decreto N° 11 de fecha 22 de abril de 2013 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.157 de fecha 30 de abril de 2013. Su espacio geográfico está delimitado al Estado Nueva Esparta, las Dependencias Federales, Mar Territorial y Zona Económica Exclusiva de la República Bolivariana de Venezuela y funciona como Órgano Desconcentrado dependiente, Presupuestaria y Financieramente de la Vicepresidencia de la República, según consta en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.233 de fecha 07 de Agosto de 2013.

Su Misión, es garantizar el Desarrollo Equilibrado e Integral de las Regiones a su cargo mediante la implementación de las políticas públicas emanadas del Ejecutivo Nacional, así como mantener las relaciones de cooperación-coordinación entre el Ejecutivo Nacional, Gobernaciones, Alcaldías, Comunidades Organizadas y demás instancias y organizaciones del Poder Popular a los fines de impulsar las acciones del Gobierno Central en el ámbito nacional, regional y municipal, en el marco del nuevo modelo de gestión socialista y en cumplimiento de los objetivos trazados en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

El Proceso Revolucionario que se adelanta desde toda la institucionalidad Nacional está impregnado profundamente desde un altísimo grado de responsabilidad hacia los sectores sociales más vulnerables, en este contexto, el Ejecutivo Nacional se ha planteado emprender una renovación radical de las formas de hacer Gobierno con el mejoramiento en el desempeño público, en este sentido la Región Estratégica de Desarrollo Integral Marítima e Insular, cuyo planes, programas y proyectos están orientados al mejor aprovechamiento de las potencialidades estratégicas para el desarrollo integral socio ambiental, con esta visión se articulan diversas variables para promover el desarrollo potencial humano y socio productivo de la región mediante la planificación y seguimiento de proyectos a corto, mediano y largo plazo.

Este órgano tiene el rol de dirección estratégica de la Administración Pública Nacional, el ejercicio de la función, el ejercicio de la función ejecutiva y la potestad reglamentaria, pero en especial, la formulación, aprobación y evaluación de las políticas públicas, el seguimiento de su ejecución y la evaluación del desempeño institucional, en lo que tiene que ver con el área marino costera y el territorio insular nacional, incluye toda la población tanto radicada como la que transita en esta gran extensión del territorio, que alcanza una superficie superior a los 710.000 Km^2, espacio que resulta de importancia estratégica, no solo por la condición de zona fronteriza, también por sus reservas de inmensas riquezas en lo que a minería, recursos pesqueros y acervo cultural, aunado a esto que es zona de tránsito de personas y de productos de importación y exportación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.881.268**
INGRESOS CORRIENTES ORDINARIOS	4.881.268
TRANSFERENCIAS CORRIENTES	4.881.268
Transferencias corrientes del sector público	4.881.268
Transferencias corrientes internas recibidas del sector público	4.881.268
De la República	4.881.268
INGRESOS DE CAPITAL	**201.000**
RECURSOS PROPIOS DE CAPITAL	201.000
Incremento de la depreciación y amortización acumuladas	201.000
TOTAL RECURSOS	**5.082.268**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**5.082.268**
GASTOS DE CONSUMO	5.082.268
Remuneraciones	3.026.386
Sueldos, salarios y otras retribuciones	1.205.386
Beneficios y complementos de sueldos y salarios	1.317.500
Aportes patronales	78.000
Prestaciones sociales y otras indemnizaciones	165.000
Asistencia socioeconómica	260.500
Compra de bienes y servicios	1.654.882
Bienes de consumo	900.000
Servicios no personales	754.882
Impuestos indirectos	200.000
Depreciación y amortización	201.000
TOTAL GASTOS	**5.082.268**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.030.386			3.030.386
02	Gestión administrativa	201.000	1.850.882			2.051.882
	TOTAL	**201.000**	**4.881.268**			**5.082.268**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**41**	**20**		**61**	**631.000**		**631.000**
Profesional y Técnico	30	17		47	431.000		431.000
Obrero	11	3		14	200.000		200.000
Personal Contratado	**6**	**5**		**11**	**200.000**		**200.000**
Profesional y Técnico	6	5		11	200.000		200.000
TOTAL	**47**	**25**		**72**	**831.000**		**831.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.026.386
4.02	Materiales, suministros y mercancías	900.000
4.03	Servicios no personales	954.882
4.08	Otros Gastos	201.000
	TOTAL	**5.082.268**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.881.268**
INGRESOS CORRIENTES ORDINARIOS	4.881.268
TRANSFERENCIAS CORRIENTES	4.881.268
Transferencias corrientes del sector público	4.881.268
Transferencias corrientes internas recibidas del sector público	4.881.268
De la República	4.881.268
Vicepresidencia de la República	4.881.268
-Recursos Ordinarios	4.881.268
1.2 GASTOS CORRIENTES	**5.082.268**
GASTOS DE CONSUMO	5.082.268
Remuneraciones	3.026.386
Sueldos, salarios y otras retribuciones	1.205.386
Beneficios y complementos de sueldos y salarios	1.317.500
Aportes patronales	78.000
Prestaciones sociales y otras indemnizaciones	165.000
Asistencia socioeconómica	260.500
Compra de bienes y servicios	1.654.882
Bienes de consumo	900.000
Servicios no personales	754.882
Impuestos indirectos	200.000
Depreciación y amortización	201.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: (DESAHORRO)	**(201.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
RECURSOS PROPIOS DE CAPITAL	
Desahorro en cuenta corriente	(201.000)
Incremento de la depreciación y amortización acumuladas	201.000
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0512

Región Estratégica de Desarrollo Integral Occidental

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL OCCIDENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Región Estratégica de Desarrollo Integral Occidental, es un órgano creado mediante Decreto N° 11 de fecha 22 de abril de 2013, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 40.157 de fecha 30 de abril de 2013 y reformado en el Decreto N° 216 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 40.202 de fecha 08 de julio de 2013, donde comprende los estados Falcón, Lara y Zulia, con el objetivo de coordinar, planificar y ejecutar las Políticas Públicas Nacionales, atendiendo a las particularidades de cada región y las necesidades de las venezolanas y los venezolanos en cada una de ellas; a los fines de la desconcentración territorial de la gestión de gobierno, para facilitar y obtener el aumento de la eficiencia en la aplicación de los recursos públicos, y el mejoramiento de los servicios a cargo del Ejecutivo Nacional.

Nuestra labor principal está orientada en la inspección periódica de la evaluación de los proyectos aprobados en los estados Lara, Falcón, Zulia y Yaracuy en el marco del Gobierno de la Eficiencia en la calle a fin de constatar el estatus y determinar oportunamente las acciones a seguir que den celeridad a un conjunto de importantes inversiones en diferentes ámbitos como vivienda, Barrio Nuevo Barrio Tricolor, Bases de Misiones, salud, educación, deporte, comunas, vialidad, sector eléctrico, turismo, transporte terrestre, mujer e igualdad de género, ambiente, alimentación, agricultura, socio productivo y seguridad, entre otras áreas.

De igual manera, garantizaremos el plan de creación, ordenación y fortalecimiento de los Distritos Motores de Desarrollo de la Zona Semiárida de la REDI Occidental, definido como el área de gestión territorial que integran las ventajas comparativas entre los diferentes ámbitos geográficos del territorio nacional, los mismos responden al desarrollo endógeno, sustentable y socialista sirviendo de plataforma para la creación, consolidación y fortalecimiento de las organizaciones de base del poder popular, basándose en características históricas, sociales, culturales, económicas y sus potencialidades. En este sentido la producción agrícola y pecuaria de los diferentes rubros, tales como el caprino, ovino, el cocuy, la sábila y el sisal, que históricamente se han desarrollado en este ámbito territorial.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**14.200.415**
INGRESOS CORRIENTES ORDINARIOS	14.200.415
TRANSFERENCIAS CORRIENTES	14.200.415
Transferencias corrientes del sector público	14.200.415
Transferencias corrientes internas recibidas del sector público	14.200.415
De la República	14.200.415
TOTAL RECURSOS	**14.200.415**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**13.700.415**
GASTOS DE CONSUMO	13.620.415
Remuneraciones	9.987.460
Sueldos, salarios y otras retribuciones	5.930.492
Beneficios y complementos de sueldos y salarios	1.181.592
Aportes patronales	531.564
Prestaciones sociales y otras indemnizaciones	553.812
Asistencia socioeconómica	1.790.000
Compra de bienes y servicios	3.068.715
Bienes de consumo	837.915
Servicios no personales	2.230.800
Impuestos indirectos	564.240
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Donaciones corrientes al sector privado	80.000
Donaciones a personas	80.000
GASTOS DE CAPITAL	**500.000**
INVERSIÓN REAL DIRECTA	500.000
Formación bruta de capital fijo	500.000
Maquinaria, equipos y otros bienes muebles	500.000
TOTAL GASTOS	**14.200.415**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		9.987.460			9.987.460
02	Gestión administrativa		4.212.955			4.212.955
	TOTAL		**14.200.415**			**14.200.415**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**14**		**20**	**1.670.456**		**1.670.456**
Alto Nivel y de Dirección		1		1	42.546		42.546
Directivo	6	13		19	1.627.910		1.627.910
Personal Contratado	**10**	**40**		**50**	**2.835.588**		**2.835.588**
Profesional y Técnico	10	40		50	2.835.588		2.835.588
TOTAL	**16**	**54**		**70**	**4.506.044**		**4.506.044**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	9.987.460
4.02	Materiales, suministros y mercancías	837.915
4.03	Servicios no personales	2.795.040
4.04	Activos reales	500.000
4.07	Transferencias y donaciones	80.000
	TOTAL	**14.200.415**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.200.415**
INGRESOS CORRIENTES ORDINARIOS	14.200.415
TRANSFERENCIAS CORRIENTES	14.200.415
Transferencias corrientes del sector público	14.200.415
Transferencias corrientes internas recibidas del sector público	14.200.415
De la República	14.200.415
Vicepresidencia de la República	14.200.415
-Recursos Ordinarios	14.200.415
1.2 GASTOS CORRIENTES	**13.700.415**
GASTOS DE CONSUMO	13.620.415
Remuneraciones	9.987.460
Sueldos, salarios y otras retribuciones	5.930.492
Beneficios y complementos de sueldos y salarios	1.181.592
Aportes patronales	531.564
Prestaciones sociales y otras indemnizaciones	553.812
Asistencia socioeconómica	1.790.000
Compra de bienes y servicios	3.068.715
Bienes de consumo	837.915
Servicios no personales	2.230.800
Impuestos indirectos	564.240
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Donaciones corrientes al sector privado	80.000
Donaciones a personas	80.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**500.000**
RECURSOS PROPIOS DE CAPITAL	500.000
Ahorro en cuenta corriente	500.000
2.2 GASTOS DE CAPITAL	**500.000**
INVERSIÓN REAL DIRECTA	500.000
Formación bruta de capital fijo	500.000
Maquinaria, equipos y otros bienes muebles	500.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0513

Región Estratégica de Desarrollo Integral Oriental

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL ORIENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Las Regiones Estratégicas de Desarrollo Integral (REDI), nacen bajo Decreto N° 11 de fecha 22 de Abril de 2013, en Gaceta Oficial de la República Bolivariana de Venezuela N° 40.157 de fecha 30 de Abril de 2013, como parte de la nueva Institucionalidad del Gobierno de la República Bolivariana de Venezuela, como espacios geográficos delimitados en los cuales el Ejecutivo Nacional efectuará la coordinación, planificación, ejecución y seguimiento de las Políticas Públicas Nacionales a lo largo de todo el territorio nacional, estableciendo mecanismos de coordinación con el Gobierno Central y los Gobiernos Regionales y locales que permitan una mayor eficiencia, seguimiento y control en la ejecución de éstas, de manera de propiciar el desarrollo de las comunidades, cuyo campo de acción se orientará a la consolidación del modelo de gestión socialista, que reivindique el poder popular y promueva su rol protagónico en la construcción del Estado Socialista.

La Región Estratégica de Desarrollo Integral Oriental, se implantará y comenzará a funcionar, bajo un modelo matricial que exige toma de decisiones a partir del trabajo en equipo, así como la utilización de varios procesos que interactúan entre sí para dar respuestas a las localidades donde se desarrollan, dado que son un órgano desconcentrado de naturaleza pública, al servicio de los ciudadanos y ciudadanas, en el que se requiere orientar procesos, decisiones técnicas, políticas y aspectos legales que asume en plena correspondencia y legalidad con otros organismos de la administración Pública Nacional.

El objetivo es coordinar, planificar, ejecutar y dar seguimiento a las políticas Públicas Nacionales, atendiendo a las particularidades de la Región Oriental del país, en el marco del nuevo modelo de gestión socialista y los objetivos establecidos en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**31.809.099**
INGRESOS CORRIENTES ORDINARIOS	31.809.099
TRANSFERENCIAS CORRIENTES	31.809.099
Transferencias corrientes del sector público	31.809.099
Transferencias corrientes internas recibidas del sector público	31.809.099
De la República	31.809.099
TOTAL RECURSOS	**31.809.099**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**28.162.541**
GASTOS DE CONSUMO	28.012.541
Remuneraciones	19.721.641
Sueldos, salarios y otras retribuciones	7.055.092
Beneficios y complementos de sueldos y salarios	4.120.394
Aportes patronales	941.667
Prestaciones sociales y otras indemnizaciones	1.977.024
Asistencia socioeconómica	5.627.464
Compra de bienes y servicios	7.090.900
Bienes de consumo	3.924.900
Servicios no personales	3.166.000
Impuestos indirectos	1.200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	150.000
Al sector privado	150.000
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
GASTOS DE CAPITAL	**3.646.558**
INVERSIÓN REAL DIRECTA	3.646.558
Formación bruta de capital fijo	3.596.558
Maquinaria, equipos y otros bienes muebles	3.596.558
Bienes intangibles	50.000
TOTAL GASTOS	**31.809.099**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		24.087.641			24.087.641
02	Gestión administrativa		7.721.458			7.721.458
	TOTAL		**31.809.099**			**31.809.099**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**9**	**4**	**9**	**22**	**2.271.490**		**2.271.490**
Profesional y Técnico	9	4	9	22	2.271.490		2.271.490
Personal Contratado	**11**	**12**		**23**	**2.087.142**		**2.087.142**
Profesional y Técnico	11	12		23	2.087.142		2.087.142
TOTAL	20	16	9	45	4.358.632		4.358.632

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	19.721.641
4.02	Materiales, suministros y mercancías	3.924.900
4.03	Servicios no personales	4.366.000
4.04	Activos reales	3.646.558
4.07	Transferencias y donaciones	150.000
	TOTAL	**31.809.099**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**31.809.099**
INGRESOS CORRIENTES ORDINARIOS	31.809.099
TRANSFERENCIAS CORRIENTES	31.809.099
Transferencias corrientes del sector público	31.809.099
Transferencias corrientes internas recibidas del sector público	31.809.099
De la República	31.809.099
Vicepresidencia de la República	31.809.099
-Recursos Ordinarios	31.809.099
1.2 GASTOS CORRIENTES	**28.162.541**
GASTOS DE CONSUMO	28.012.541
Remuneraciones	19.721.641
Sueldos, salarios y otras retribuciones	7.055.092
Beneficios y complementos de sueldos y salarios	4.120.394
Aportes patronales	941.667
Prestaciones sociales y otras indemnizaciones	1.977.024
Asistencia socioeconómica	5.627.464
Compra de bienes y servicios	7.090.900
Bienes de consumo	3.924.900
Servicios no personales	3.166.000
Impuestos indirectos	1.200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	150.000
Al sector privado	150.000
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**3.646.558**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.646.558**
RECURSOS PROPIOS DE CAPITAL	3.646.558
Ahorro en cuenta corriente	3.646.558
2.2 GASTOS DE CAPITAL	**3.646.558**
INVERSIÓN REAL DIRECTA	3.646.558
Formación bruta de capital fijo	3.596.558
Maquinaria, equipos y otros bienes muebles	3.596.558
Bienes intangibles	50.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0514

Región Estratégica de Desarrollo Integral Los Llanos

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL LOS LLANOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Región Estratégica de Desarrollo Integral Los Llanos, fue creada mediante Decreto Presidencial N° 11 de fecha 22 de abril de 2013, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.157 de fecha 30 de abril de 2013, como espacio geográfico delimitado en los cuales el Ejecutivo Nacional efectuará la coordinación, planificación, ejecución y seguimiento de las Políticas Públicas Nacionales, atendiendo a las particularidades y las necesidades de las venezolanas y los venezolanos en los estados Apure, Barinas, Cojedes, Guárico y Portuguesa; a los fines de la desconcentración territorial de la gestión de gobierno, de estrechar la relación pueblo-gobierno, así como facilitar y obtener el aumento de la eficiencia en la aplicación de recursos públicos, y el mejoramiento de los servicios a cargo del Ejecutivo Nacional.

La Región Estratégica de Desarrollo Integral Los Llanos, estará a cargo de una Autoridad Regional, la cual constituirá el Órgano Superior de Dirección que representará al Ejecutivo Nacional en la Región a su cargo, a los fines de procurar su desarrollo integral y equilibrado, así como la dirección y supervisión de los servicios e implementación de políticas públicas de la Administración Pública Nacional de dicha área. A tal efecto, mantendrá las relaciones de cooperación y coordinación entre el Ejecutivo Nacional en su nivel central y descentralizado, las gobernaciones, alcaldías, las comunidades organizadas, y demás instancias y organizaciones del poder popular, para impulsar las acciones del Ejecutivo Nacional en los ámbitos nacional, regional y municipal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**30.580.339**
INGRESOS CORRIENTES ORDINARIOS	30.580.339
TRANSFERENCIAS CORRIENTES	30.580.339
Transferencias corrientes del sector público	30.580.339
Transferencias corrientes internas recibidas del sector público	30.580.339
De la República	30.580.339
INGRESOS DE CAPITAL	**534.946**
RECURSOS PROPIOS DE CAPITAL	534.946
Incremento de la depreciación y amortización acumuladas	534.946
TOTAL RECURSOS	**31.115.285**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**28.414.479**
GASTOS DE CONSUMO	28.414.479
Remuneraciones	18.959.809
Sueldos, salarios y otras retribuciones	8.529.049
Beneficios y complementos de sueldos y salarios	4.812.939
Aportes patronales	1.234.192
Prestaciones sociales y otras indemnizaciones	1.356.825
Asistencia socioeconómica	3.026.804
Compra de bienes y servicios	8.174.838
Bienes de consumo	4.286.958
Servicios no personales	3.887.880
Impuestos indirectos	744.886
Depreciación y amortización	534.946
GASTOS DE CAPITAL	**2.700.806**
INVERSIÓN REAL DIRECTA	2.700.806
Formación bruta de capital fijo	2.656.474
Maquinaria, equipos y otros bienes muebles	2.656.474
Bienes intangibles	44.332
TOTAL GASTOS	**31.115.285**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		18.959.809			18.959.809
02	Gestión administrativa	534.946	11.620.530			12.155.476
	TOTAL	**534.946**	**30.580.339**			**31.115.285**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**139.729**		**139.729**
Alto Nivel y de Dirección	1			1	139.729		139.729
Personal Contratado	**10**	**27**		**37**	**4.954.522**		**4.954.522**
Directivo	3	5		8	1.579.281		1.579.281
Profesional y Técnico	2	15		17	1.208.555		1.208.555
Personal Administrativo	5	7		12	1.504.288		1.504.288
TOTAL	**11**	**27**		**38**	**5.094.251**		**5.094.251**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	18.959.809
4.02	Materiales, suministros y mercancías	4.286.958
4.03	Servicios no personales	4.632.766
4.04	Activos reales	2.700.806
4.08	Otros gastos	534.946
	TOTAL	**31.115.285**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**30.580.339**
INGRESOS CORRIENTES ORDINARIOS	30.580.339
TRANSFERENCIAS CORRIENTES	30.580.339
Transferencias corrientes del sector público	30.580.339
Transferencias corrientes internas recibidas del sector público	30.580.339
De la República	30.580.339
Vicepresidencia de la República	30.580.339
-Recursos Ordinarios	30.580.339
1.2 GASTOS CORRIENTES	**28.414.479**
GASTOS DE CONSUMO	28.414.479
Remuneraciones	18.959.809
Sueldos, salarios y otras retribuciones	8.529.049
Beneficios y complementos de sueldos y salarios	4.812.939
Aportes patronales	1.234.192
Prestaciones sociales y otras indemnizaciones	1.356.825
Asistencia socioeconómica	3.026.804
Compra de bienes y servicios	8.174.838
Bienes de consumo	4.286.958
Servicios no personales	3.887.880
Impuestos indirectos	744.886
Depreciación y amortización	534.946
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**2.165.860**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.700.806**
RECURSOS PROPIOS DE CAPITAL	2.700.806
Ahorro en cuenta corriente	2.165.860
Incremento de la depreciación y amortización acumuladas	534.946
2.2 GASTOS DE CAPITAL	**2.700.806**
INVERSIÓN REAL DIRECTA	2.700.806
Formación bruta de capital fijo	2.656.474
Maquinaria, equipos y otros bienes muebles	2.656.474
Bienes intangibles	44.332
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0516

Región Estratégica de Desarrollo Integral Guayana

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL GUAYANA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Región Estratégica de Desarrollo Integral Guayana, fue creada mediante Decreto Presidencial N° 11 de fecha 22 de abril de 2013, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.157 de fecha 30 de abril de 2013, como espacio geográfico delimitado en los cuales el Ejecutivo Nacional efectuará la coordinación, planificación, ejecución y seguimiento de las Políticas Públicas Nacionales, atendiendo a las particularidades y las necesidades de las venezolanas y los venezolanos en los estados Amazonas, Bolívar y Delta Amacuro; a los fines de la desconcentración territorial de la gestión de gobierno, de estrechar la relación pueblo-gobierno, así como facilitar y obtener el aumento de la eficiencia en la aplicación de recursos públicos, y el mejoramiento de los servicios a cargo del Ejecutivo Nacional.

La Región Estratégica de Desarrollo Integral Guayana, estará a cargo de una Autoridad Regional, la cual constituirá el Órgano Superior de Dirección que representará al Ejecutivo Nacional en la Región a su cargo, a los fines de procurar su desarrollo integral y equilibrado, así como la dirección y supervisión de los servicios e implementación de políticas públicas de la Administración Pública Nacional de dicha área. A tal efecto, mantendrá las relaciones de cooperación y coordinación entre el Ejecutivo Nacional en su nivel central y descentralizado, las gobernaciones, alcaldías, las comunidades organizadas, y demás instancias y organizaciones del poder popular, para impulsar las acciones del Ejecutivo Nacional en los ámbitos nacional, regional y municipal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**6.790.951**
INGRESOS CORRIENTES ORDINARIOS	6.790.951
TRANSFERENCIAS CORRIENTES	6.790.951
Transferencias corrientes del sector público	6.790.951
Transferencias corrientes internas recibidas del sector público	6.790.951
De la República	6.790.951
INGRESOS DE CAPITAL	**329.556**
RECURSOS PROPIOS DE CAPITAL	329.556
Incremento de la depreciación y amortización acumuladas	329.556
FUENTES DE FINANCIAMIENTO	**1.950.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.950.000
Disminución de otros activos financieros	1.950.000
Disminución de disponibilidades	1.950.000
Disminución de bancos	1.950.000
TOTAL RECURSOS	**9.070.507**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**9.070.507**
GASTOS DE CONSUMO	9.070.507
Remuneraciones	6.160.384
Sueldos, salarios y otras retribuciones	2.727.460
Beneficios y complementos de sueldos y salarios	1.050.456
Aportes patronales	213.524
Prestaciones sociales y otras indemnizaciones	186.816
Asistencia socioeconómica	1.982.128
Compra de bienes y servicios	2.185.235
Bienes de consumo	895.872
Servicios no personales	1.289.363
Impuestos indirectos	395.332
Depreciación y amortización	329.556
TOTAL GASTOS	**9.070.507**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.950.000	4.220.384			6.170.384
02	Gestión administrativa	329.556	2.570.567			2.900.123
	TOTAL	**2.279.556**	**6.790.951**			**9.070.507**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**13**		**26**	**2.493.860**		**2.493.860**
Alto Nivel y de Dirección	1			1	71.656		71.656
Profesional y Técnico	8	10		18	2.178.168		2.178.168
Obrero	4	3		7	244.036		244.036
TOTAL	13	13		26	2.493.860		2.493.860

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	6.160.384
4.02	Materiales, suministros y mercancías	895.872
4.03	Servicios no personales	1.684.695
4.08	Otros gastos	329.556
	TOTAL	**9.070.507**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.790.951**
INGRESOS CORRIENTES ORDINARIOS	6.790.951
TRANSFERENCIAS CORRIENTES	6.790.951
Transferencias corrientes del sector público	6.790.951
Transferencias corrientes internas recibidas del sector público	6.790.951
De la República	6.790.951
Vicepresidencia de la República	6.790.951
-Recursos Ordinarios	6.790.951
1.2 GASTOS CORRIENTES	**9.070.507**
GASTOS DE CONSUMO	9.070.507
Remuneraciones	6.160.384
Sueldos, salarios y otras retribuciones	2.727.460
Beneficios y complementos de sueldos y salarios	1.050.456
Aportes patronales	213.524
Prestaciones sociales y otras indemnizaciones	186.816
Asistencia socioeconómica	1.982.128
Compra de bienes y servicios	2.185.235
Bienes de consumo	895.872
Servicios no personales	1.289.363
Impuestos indirectos	395.332
Depreciación y amortización	329.556
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: (DESAHORRO)	**(2.279.556)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.950.000)**
RECURSOS PROPIOS DE CAPITAL	(1.950.000)
Desahorro en cuenta corriente	(2.279.556)
Incremento de la depreciación y amortización acumuladas	329.556
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO: (DÉFICIT)	**(1.950.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.950.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.950.000
Disminución de otros activos financieros	1.950.000
Disminución de disponibilidades	1.950.000
Disminución de bancos	1.950.000
3.2 APLICACIONES FINANCIERAS	**1.950.000**
DÉFICIT FINANCIERO	1.950.000

A0519

Región Estratégica de Desarrollo Integral Los Andes

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL LOS ANDES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Región Estratégica de Desarrollo Integral Los Andes, se crea mediante Decreto N° 298 publicado en Gaceta Oficial de la República Bolivariana de Venezuela No 40.227 de fecha 13 de agosto de 2013, con competencia en los estados Táchira, Trujillo y Mérida. Funcionalmente, se regirá conforme a lo establecido en la Resolución No 031 de fecha 17 de junio de 2013, publicado en Gaceta Oficial de la República Bolivariana de Venezuela No 40.193, fecha 20 de junio 2013 funciona como Órgano Desconcentrado dependiente, presupuestaria y financieramente, de la Vicepresidencia de la República, según consta en la Gaceta Oficial de la República Bolivariana de Venezuela No 40.233 de fecha 07 de agosto de 2013. Su misión es garantizar el desarrollo, y equilibrio integral de las regiones a su cargo, mediante la implementación de las políticas públicas emanadas del Ejecutivo Nacional; así como mantener las relaciones de cooperación-coordinación entre el Ejecutivo Nacional, Gobernaciones, Alcaldías, comunidades organizadas y de más instancias y organizaciones del poder popular, a los fines de impulsar las acciones del Gobierno Central en el ámbito nacional, regional y municipal, en el marco del nuevo modelo de gestión socialista y el cumplimiento de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**6.476.311**
INGRESOS CORRIENTES ORDINARIOS	6.476.311
TRANSFERENCIAS CORRIENTES	6.476.311
Transferencias corrientes del sector público	6.476.311
Transferencias corrientes internas recibidas del sector público	6.476.311
De la República	6.476.311
TOTAL RECURSOS	**6.476.311**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**6.476.311**
GASTOS DE CONSUMO	6.476.311
Remuneraciones	3.974.793
Sueldos, salarios y otras retribuciones	1.842.941
Beneficios y complementos de sueldos y salarios	934.020
Aportes patronales	198.545
Prestaciones sociales y otras indemnizaciones	385.043
Asistencia socioeconómica	614.244
Compra de bienes y servicios	2.225.947
Bienes de consumo	540.440
Servicios no personales	1.685.507
Impuestos indirectos	275.571
TOTAL GASTOS	**6.476.311**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.974.793			3.974.793
02	Gestión administrativa		2.501.518			2.501.518
	TOTAL		**6.476.311**			**6.476.311**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**4**		**8**	**492.152**		**492.152**
Alto Nivel y de Dirección		1		1	53.742		53.742
Directivo	4	3		7	438.410		438.410
Personal Contratado	**12**	**28**		**40**	**642.134**		**642.134**
Profesional y Técnico	12	28		40	642.134		642.134
TOTAL	16	32		48	1.134.286		1.134.286

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.974.793
4.02	Materiales, suministros y mercancías	540.440
4.03	Servicios no personales	1.961.078
	TOTAL	**6.476.311**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.476.311**
INGRESOS CORRIENTES ORDINARIOS	6.476.311
TRANSFERENCIAS CORRIENTES	6.476.311
Transferencias corrientes del sector público	6.476.311
Transferencias corrientes internas recibidas del sector público	6.476.311
De la República	6.476.311
Vicepresidencia de la República	6.476.311
-Recursos Ordinarios	6.476.311
1.2 GASTOS CORRIENTES	**6.476.311**
GASTOS DE CONSUMO	6.476.311
Remuneraciones	3.974.793
Sueldos, salarios y otras retribuciones	1.842.941
Beneficios y complementos de sueldos y salarios	934.020
Aportes patronales	198.545
Prestaciones sociales y otras indemnizaciones	385.043
Asistencia socioeconómica	614.244
Compra de bienes y servicios	2.225.947
Bienes de consumo	540.440
Servicios no personales	1.685.507
Impuestos indirectos	275.571
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: EQUILIBRIO	

A0523

Región Estratégica de Desarrollo Integral Central

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL CENTRAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Región Estratégica de Desarrollo Integral Central, fue creada mediante Decreto Presidencial N° 11 de fecha 22 de abril de 2013, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.157 de fecha 30 de abril de 2013, como espacio geográfico delimitado en los cuales el Ejecutivo Nacional efectuará la coordinación, planificación, ejecución y seguimiento de las Políticas Públicas Nacionales, atendiendo a las particularidades y las necesidades de las venezolanas y los venezolanos en los estados Aragua, Carabobo, Miranda, Vargas, Yaracuy, así como el Distrito Capital; a los fines de la desconcentración territorial de la gestión de gobierno, de estrechar la relación pueblo-gobierno, así como facilitar y obtener el aumento de la eficiencia en la aplicación de recursos públicos, y el mejoramiento de los servicios a cargo del Ejecutivo Nacional.

Estará a cargo de una autoridad regional, designado con la misión de lograr el desarrollo equilibrado e integral de la región central, mediante la implementación de las políticas emanadas del Ejecutivo Nacional; mantener relaciones de cooperación – coordinación entre el Ejecutivo Nacional, gobernaciones, alcaldías, comunidades organizadas y demás instancias y organizaciones del poder popular, a los fines de impulsar las acciones del Gobierno Central en el ámbito nacional, regional y municipal; todo ello en el marco del nuevo modelo de gestión socialista.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**22.726.717**
INGRESOS CORRIENTES ORDINARIOS	22.726.717
TRANSFERENCIAS CORRIENTES	22.726.717
Transferencias corrientes del sector público	22.726.717
Transferencias corrientes internas recibidas del sector público	22.726.717
De la República	22.726.717
INGRESOS DE CAPITAL	**120.834**
RECURSOS PROPIOS DE CAPITAL	120.834
Incremento de la depreciación y amortización acumuladas	120.834
TOTAL RECURSOS	**22.847.551**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**21.456.751**
GASTOS DE CONSUMO	21.456.751
Remuneraciones	14.090.565
Sueldos, salarios y otras retribuciones	5.354.210
Beneficios y complementos de sueldos y salarios	2.873.273
Aportes patronales	2.051.962
Prestaciones sociales y otras indemnizaciones	910.000
Asistencia socioeconómica	2.901.120
Compra de bienes y servicios	7.008.420
Bienes de consumo	3.867.700
Servicios no personales	3.140.720
Impuestos indirectos	236.932
Depreciación y amortización	120.834
GASTOS DE CAPITAL	**1.390.800**
INVERSIÓN REAL DIRECTA	1.390.800
Formación bruta de capital fijo	1.090.800
Maquinaria, equipos y otros bienes muebles	950.200
Construcciones de bienes de dominio privado	140.600
Bienes intangibles	300.000
TOTAL GASTOS	**22.847.551**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.090.565			14.090.565
02	Gestión administrativa	120.834	8.636.152			8.756.986
	TOTAL	120.834	22.726.717			22.847.551

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**19**		**19**	**1.540.000**		**1.540.000**
Alto Nivel y de Dirección		1		1	70.000		70.000
Directivo		18		18	1.470.000		1.470.000
Personal Contratado	**18**	**30**		**48**	**1.380.000**		**1.380.000**
Profesional y Técnico	18	30		48	1.380.000		1.380.000
TOTAL	**18**	**49**		**67**	**2.920.000**		**2.920.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	14.090.565
4.02	Materiales, suministros y mercancías	3.867.700
4.03	Servicios no personales	3.377.652
4.04	Activos reales	1.390.800
4.08	Otros gastos	120.834
	TOTAL	**22.847.551**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**22.726.717**
INGRESOS CORRIENTES ORDINARIOS	22.726.717
TRANSFERENCIAS CORRIENTES	22.726.717
Transferencias corrientes del sector público	22.726.717
Transferencias corrientes internas recibidas del sector público	22.726.717
De la República	22.726.717
Vicepresidencia de la República	22.726.717
-Recursos Ordinarios	22.726.717
1.2 GASTOS CORRIENTES	**21.456.751**
GASTOS DE CONSUMO	21.456.751
Remuneraciones	14.090.565
Sueldos, salarios y otras retribuciones	5.354.210
Beneficios y complementos de sueldos y salarios	2.873.273
Aportes patronales	2.051.962
Prestaciones sociales y otras indemnizaciones	910.000
Asistencia socioeconómica	2.901.120
Compra de bienes y servicios	7.008.420
Bienes de consumo	3.867.700
Servicios no personales	3.140.720
Impuestos indirectos	236.932
Depreciación y amortización	120.834
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**1.269.966**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.390.800**
RECURSOS PROPIOS DE CAPITAL	1.390.800
Ahorro en cuenta corriente	1.269.966
Incremento de la depreciación y amortización acumuladas	120.834
2.2 GASTOS DE CAPITAL	**1.390.800**
INVERSIÓN REAL DIRECTA	1.390.800
Formación bruta de capital fijo	1.090.800
Maquinaria, equipos y otros bienes muebles	950.200
Construcciones de bienes de dominio privado	140.600
Bienes intangibles	300.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0542

Fundación Misión Nevado

FUNDACIÓN MISIÓN NEVADO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Nevado fue constituida el 14 de febrero del 2014 según Gaceta Oficial de la República Bolivariana de Venezuela N° 40.357 de fecha 17 de febrero del mismo año, con el objeto de brindar una atención integral a las especies caninas y felinas que se encuentren en situación de calle, abandono o maltrato en todo el territorio nacional. Está concebida como un proyecto colectivo y revolucionario, dentro del movimiento animalista y ecosocialista, enmarcado en el Quinto Gran Objetivo Histórico de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019; "Contribuir con la preservación de la vida en el planeta y la salvación de la especie humana", el cual promueve un modelo alternativo basado en la relación armónica entre los seres humanos y la naturaleza, que busca integrar los Derechos de los Animales y los Derechos de la Madre Tierra en la ética del Hombre y de la Mujer Nuevos.

La Fundación Misión Nevado, para el Ejercicio Económico Financiero 2015, orientara su línea de acción, fundamentalmente a la Atención Integral de las Especies Domésticas Caninas y Felinas en Situación de Calle, Maltrato o Abandono, con la Creación e Implementación de un Sistema Público de Centros Diagnósticos Veterinarios Integrales (Cdvi), el cual tiene como objetivo general, atender las necesidades de la fauna canina y felina en situación de calle y de esta manera contribuir a la concientización de la población venezolana sobre los Derechos de los animales y la Madre Tierra.

Para el Ejercicio Económico Financiero 2015, la Fundación Misión Nevado tiene previsto desarrollar las siguientes acciones:

- Dotación y puesta en funcionamiento de Centros Diagnósticos Veterinarios Integrales (Cdvi).
- Atención Veterinaria Integral a las especies caninas y felinas en situación de calle, maltrato o abandono.
- Organización y conformación de los colectivos orientados al fortalecimiento de los derechos de los animales (perros y gatos).
- Servicio de Formación y Capacitación a niños, niñas, adolescentes y adultos en materia de protección, bienestar, atención y trato de especies domésticas caninas y felinas.
- Brindar financiamiento a proyectos socio-productivos presentados por las comunidades.
- Dotar de equipos médicos veterinarios y poner en funcionamiento seis (6) Centros Diagnósticos Veterinarios Integrales a nivel Nacional.
- Organizar y conformar 24 Colectivos Nevado en todo el territorio nacional, con el fin de llevar a cabo las políticas institucionales en beneficio de los caninos y felinos en situación de calle, abandono y maltrato.
- Lograr la formación y capacitación de 35.840 personas en materia de protección y el manejo adecuado de las especies caninas y felinas.
- Brindar financiamiento 75 proyectos socio-productivos presentados por las organizaciones y por las Empresas de Producción Social (EPS), con el propósito de garantizar la producción de alimentos para animales a preciso solidarios y socialistas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**80.000.000**
INGRESOS CORRIENTES ORDINARIOS	80.000.000
TRANSFERENCIAS CORRIENTES	80.000.000
Transferencias corrientes del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
INGRESOS DE CAPITAL	**7.347.793**
RECURSOS PROPIOS DE CAPITAL	7.347.793
Incremento de la depreciación y amortización acumuladas	7.347.793
FUENTES DE FINANCIAMIENTO	**80.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	80.000.000
Disminución de otros activos financieros	80.000.000
Disminución de disponibilidades	80.000.000
Disminución de bancos	80.000.000
TOTAL RECURSOS	**167.347.793**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**144.321.514**
GASTOS DE CONSUMO	126.639.371
Remuneraciones	51.153.571
Sueldos, salarios y otras retribuciones	25.323.426
Beneficios y complementos de sueldos y salarios	13.437.648
Aportes patronales	2.561.561
Prestaciones sociales y otras indemnizaciones	2.828.000
Asistencia socioeconómica	7.002.936
Compra de bienes y servicios	55.139.977
Bienes de consumo	25.619.945
Servicios no personales	29.520.032
Impuestos indirectos	12.998.030
Depreciación y amortización	7.347.793
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.682.143
Al sector privado	17.682.143
Transferencias corrientes al sector privado	13.020.229
Otras transferencias corrientes internas al sector privado	8.680.153
Transferencias corrientes a consejos comunales	4.340.076
Donaciones corrientes al sector privado	4.661.914
Donaciones a personas	3.330.957
Donaciones a instituciones sin fines de lucro	1.330.957
GASTOS DE CAPITAL	**23.026.279**
INVERSIÓN REAL DIRECTA	23.026.279
Formación bruta de capital fijo	22.997.948
Edificios e instalaciones	8.812.866
Maquinaria, equipos y otros bienes muebles	14.059.167
Construcciones de bienes de dominio privado	125.915
Bienes intangibles	28.331
TOTAL GASTOS	**167.347.793**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126.354	Atención Integral de las Especies Domésticas Caninas y Felinas en Situación de Calle, Maltrato o Abandono, con la Creación e Implementación de un Sistema Público de Centros Diagnósticos Veterinarios Integrales (Cdvi)	Centro de diagnóstico integral			6	80.000.000				80.000.000
					TOTAL	80.000.000				80.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		49.674.791			49.674.791
02	Gestión administrativa	7.347.793	30.325.209			37.673.002
	TOTAL	7.347.793	80.000.000			87.347.793

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**73**	**87**	**16**	**176**	**6.190.440**		**6.190.440**
Alto Nivel y de Dirección	1			1	165.000		165.000
Directivo	5	6		11	1.412.700		1.412.700
Profesional y Técnico	40	48	10	98	2.742.300		2.742.300
Obrero	27	33	6	66	1.870.440		1.870.440
Personal Contratado	**155**	**153**		**308**	**14.720.000**		**14.720.000**
Profesional y Técnico	80	96		176	5.208.480		5.208.480
Personal Administrativo	30	12		42	1.472.000		1.472.000
Personal Médico	45	45		90	8.039.520		8.039.520
TOTAL	228	240	16	484	20.910.440		20.910.440

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	51.153.571
4.02	Materiales, suministros y mercancías	25.619.945
4.03	Servicios no personales	42.518.062
4.04	Activos reales	23.026.279
4.07	Transferencias y donaciones	17.682.143
4.08	Otros gastos	7.347.793
	TOTAL	**167.347.793**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**80.000.000**
INGRESOS CORRIENTES ORDINARIOS	80.000.000
TRANSFERENCIAS CORRIENTES	80.000.000
Transferencias corrientes del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
Vicepresidencia de la República	80.000.000
-Recursos Ordinarios	80.000.000
1.2 GASTOS CORRIENTES	**144.321.514**
GASTOS DE CONSUMO	126.639.371
Remuneraciones	51.153.571
Sueldos, salarios y otras retribuciones	25.323.426
Beneficios y complementos de sueldos y salarios	13.437.648
Aportes patronales	2.561.561
Prestaciones sociales y otras indemnizaciones	2.828.000
Asistencia socioeconómica	7.002.936
Compra de bienes y servicios	55.139.977
Bienes de consumo	25.619.945
Servicios no personales	29.520.032
Impuestos indirectos	12.998.030
Depreciación y amortización	7.347.793
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.682.143
Al sector privado	17.682.143
Transferencias corrientes al sector privado	13.020.229
Otras transferencias corrientes internas al sector privado	8.680.153
Transferencias corrientes a consejos comunales	4.340.076
Donaciones corrientes al sector privado	4.661.914
Donaciones a personas	3.330.957
Donaciones a instituciones sin fines de lucro	1.330.957

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: (DESAHORRO)	**(64.321.514)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(56.973.721)**
RECURSOS PROPIOS DE CAPITAL	(56.973.721)
Desahorro en cuenta corriente	(64.321.514)
Incremento de la depreciación y amortización acumuladas	7.347.793
2.2 GASTOS DE CAPITAL	**23.026.279**
INVERSIÓN REAL DIRECTA	23.026.279
Formación bruta de capital fijo	22.997.948
Edificios e instalaciones	8.812.866
Maquinaria, equipos y otros bienes muebles	14.059.167
Construcciones de bienes de dominio privado	125.915
Bienes intangibles	28.331
2.3 RESULTADO FINANCIERO: (DÉFICIT)	**(80.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**80.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	80.000.000
Disminución de otros activos financieros	80.000.000
Disminución de disponibilidades	80.000.000
Disminución de bancos	80.000.000
3.2 APLICACIONES FINANCIERAS	**80.000.000**
DÉFICIT FINANCIERO	80.000.000

A0830

Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

SERVICIO COORDINADO DE TRANSPORTE AÉREO DEL EJECUTIVO NACIONAL (SATA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (Sata), se crea mediante decreto N° 1.958, publicado en la Gaceta Oficial de la República de Venezuela N° 36.253, de fecha 22 de julio de 1997, con el carácter de Servicio Autónomo sin personalidad Jurídica.

En el marco de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, el Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (Sata), tiene la finalidad de coordinar la prestación del servicio de transporte aéreo a los funcionarios acreditados de la administración pública central y descentralizada que por razones justificadas deban trasladarse al interior o exterior del país.

La política presupuestaria del Sata se encuentra alineada a los principios de calidad, eficiencia y productividad del gasto; que permita alcanzar mayor efectividad en la utilización de los recursos públicos asignados y en la racionalización del gasto, el cual está orientado a la materialización de las actividades medulares que permitan el cumplimiento de los objetivos institucionales. Para ello, cuenta con ingresos propios provenientes de la venta de servicios y de los ingresos por concepto de transferencias de la República.

Para el Ejercicio Económico Financiero del año 2015, el Sata tiene previsto la optimización del servicio al usuario del transporte aéreo nacional e internacional y 4000 horas de vuelo, con la finalidad de lograr el 100% de operatividad de las aeronaves y el reflotamiento del Sata, para cubrir la demanda de servicios de transporte aéreo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**95.000.000**
INGRESOS CORRIENTES ORDINARIOS	95.000.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.000.000
Venta de otros bienes y servicios	25.000.000
TRANSFERENCIAS CORRIENTES	70.000.000
Transferencias corrientes del sector público	70.000.000
Transferencias corrientes internas recibidas del sector público	70.000.000
De la República	70.000.000
Vicepresidencia de la República	70.000.000
-Recursos Ordinarios	70.000.000
INGRESOS DE CAPITAL	**957.346**
RECURSOS PROPIOS DE CAPITAL	957.346
Incremento de la depreciación y amortización acumuladas	957.346
TOTAL RECURSOS	**95.957.346**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**92.957.346**
GASTOS DE CONSUMO	92.957.346
Remuneraciones	43.250.000
Sueldos, salarios y otras retribuciones	15.035.339
Beneficios y complementos de sueldos y salarios	13.129.335
Aportes patronales	1.789.085
Prestaciones sociales y otras indemnizaciones	2.743.784
Asistencia socioeconómica	8.676.725
Otros gastos de personal	1.875.732
Compra de bienes y servicios	46.782.484
Bienes de consumo	17.792.953
Servicios no personales	28.989.531
Impuestos indirectos	1.967.516
Depreciación y amortización	957.346
GASTOS DE CAPITAL	**3.000.000**
INVERSIÓN REAL DIRECTA	3.000.000
Formación bruta de capital fijo	2.950.000
Maquinaria, equipos y otros bienes muebles	2.950.000
Bienes intangibles	50.000
TOTAL GASTOS	**95.957.346**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126.288	Optimización del Servicio al Usuario del Transporte Aéreo Nacional e Internacional del Sata	Hora			3.500	25.000.000				25.000.000
					TOTAL	**25.000.000**				**25.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		43.400.000			43.400.000
02	Gestión administrativa	957.346	26.600.000			27.557.346
	TOTAL	**957.346**	**70.000.000**			**70.957.346**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**30**	**133**		**163**	**9.641.370**		**9.641.370**
Directivo	5	4		9	530.646		530.646
Profesional y Técnico	1	93		94	4.034.838		4.034.838
Personal Administrativo	16	17		33	3.716.588		3.716.588
Obrero	8	19		27	1.359.298		1.359.298
TOTAL	**30**	**133**		**163**	**9.641.370**		**9.641.370**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	43.250.000
4.02	Materiales, suministros y mercancías	17.792.953
4.03	Servicios no personales	30.957.047
4.04	Activos reales	3.000.000
4.08	Otros gastos	957.346
	TOTAL	**95.957.346**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**95.000.000**
INGRESOS CORRIENTES ORDINARIOS	95.000.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.000.000
Venta de otros bienes y servicios	25.000.000
TRANSFERENCIAS CORRIENTES	70.000.000
Transferencias corrientes del sector público	70.000.000
Transferencias corrientes internas recibidas del sector público	70.000.000
De la República	70.000.000
Vicepresidencia de la República	70.000.000
-Recursos Ordinarios	70.000.000
1.2 GASTOS CORRIENTES	**92.957.346**
GASTOS DE CONSUMO	92.957.346
Remuneraciones	43.250.000
Sueldos, salarios y otras retribuciones	15.035.339
Beneficios y complementos de sueldos y salarios	13.129.335
Aportes patronales	1.789.085
Prestaciones sociales y otras indemnizaciones	2.743.784
Asistencia socioeconómica	8.676.725
Otros gastos de personal	1.875.732
Compra de bienes y servicios	46.782.484
Bienes de consumo	17.792.953
Servicios no personales	28.989.531
Impuestos indirectos	1.967.516
Depreciación y amortización	957.346
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**2.042.654**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.000.000**
RECURSOS PROPIOS DE CAPITAL	3.000.000
Ahorro en cuenta corriente	2.042.654
Incremento de la depreciación y amortización acumuladas	957.346
2.2 GASTOS DE CAPITAL	**3.000.000**
INVERSIÓN REAL DIRECTA	3.000.000
Formación bruta de capital fijo	2.950.000
Maquinaria, equipos y otros bienes muebles	2.950.000
Bienes intangibles	50.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0908

Servicio Nacional de Contrataciones

SERVICIO NACIONAL DE CONTRATACIONES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Nacional de Contrataciones, ejerce la autoridad técnica en materia de contrataciones Públicas, entre sus principales competencias se encuentran:

- Dictar el reglamento interno para su funcionamiento, emitir dictamen cuando así lo requieran las autoridades judiciales y administrativas.

- Automatizar y mantener actualizada toda la información, que maneja el Registro Nacional de Contratistas y demás unidades adscritas.

- Diseñar y coordinar la ejecución de los programas de capacitación y adiestramiento, en cuanto al régimen de contrataciones, solicitar, recabar y sistematizar, divulgar y suministrar a quien solicite, la información disponible sobre las programaciones anuales y sumario trimestral de contrataciones.

- Denunciar ante la Contraloría General de República, las posibles irregularidades que se detecten y remitir el expediente administrativo respectivo, a los fines de determinar y aplicar las sanciones administrativas correspondientes, cualquiera otra que le señale la Ley de Contrataciones Públicas y su Reglamento.

El Servicio Nacional de Contrataciones (SNC), tiene previsto para el Ejercicio Económico Financiero 2015, continuar con la ejecución del proyecto denominado "Fortalecimiento de las áreas y funciones del Servicio Nacional de Contrataciones", con el fin de optimizar los niveles de eficiencia, eficacia, efectividad en los procesos de contrataciones públicas de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**165.968.701**
INGRESOS CORRIENTES ORDINARIOS	165.968.701
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	75.968.701
Venta de otros bienes y servicios	75.968.701
TRANSFERENCIAS CORRIENTES	90.000.000
Transferencias corrientes del sector público	90.000.000
Transferencias corrientes internas recibidas del sector público	90.000.000
De la República	90.000.000
INGRESOS DE CAPITAL	**986.930**
RECURSOS PROPIOS DE CAPITAL	986.930
Incremento de la depreciación y amortización acumuladas	986.930
FUENTES DE FINANCIAMIENTO	**17.997.404**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	17.997.404
Disminución de otros activos financieros	17.997.404
Disminución de disponibilidades	17.997.404
Disminución de bancos	17.997.404
TOTAL RECURSOS	**184.953.035**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**178.483.291**
GASTOS DE CONSUMO	177.246.050
Remuneraciones	127.052.546
Sueldos, salarios y otras retribuciones	48.547.682
Beneficios y complementos de sueldos y salarios	22.250.324
Aportes patronales	7.245.942
Prestaciones sociales y otras indemnizaciones	15.187.337
Asistencia socioeconómica	33.477.661
Otros gastos de personal	343.600
Compra de bienes y servicios	43.452.803
Bienes de consumo	14.360.501
Servicios no personales	29.092.302
Impuestos indirectos	5.753.771
Depreciación y amortización	986.930
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.178.741
Al sector privado	1.178.741
Transferencias corrientes al sector privado	878.741
Directas a personas	878.741
Jubilaciones y otros beneficios asociados	878.741
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
OTROS GASTOS CORRIENTES	58.500
Otros gastos corrientes	58.500
Otras perdidas	58.500

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**6.031.744**
INVERSIÓN REAL DIRECTA	6.031.744
Formación bruta de capital fijo	5.631.744
Maquinaria, equipos y otros bienes muebles	5.631.744
Bienes intangibles	400.000
APLICACIONES FINANCIERAS	**438.000**
DISMINUCIÓN DE PASIVOS	438.000
Disminución de cuentas y efectos por pagar	438.000
Disminución de cuentas y efectos por pagar a corto plazo	338.000
Disminución cuentas por pagar a proveedores a corto plazo	338.000
Disminución de otras cuentas y efectos por pagar	100.000
Disminución de otras cuentas por pagar a corto plazo	100.000
TOTAL GASTOS	**184.953.035**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126222	Fortalecimiento de las Áreas y Funciones del Servicio de Contrataciones	Informe			4	87.692.450	10.530.750			98.223.200
					TOTAL	87.692.450	10.530.750			98.223.200

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	958.444	45.269.250			46.227.694
02	Gestión administrativa	6.152.102	33.321.259			39.473.361
03	Previsión y protección social		878.741			878.741
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	150.039				150.039
	TOTAL	7.260.585	79.469.250			86.729.835

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**61**	**47**		**108**	**6.274.687**	**1.409.887**	**7.684.574**
Alto Nivel y de Dirección		1		1	103.885		103.885
Directivo	7	3		10	885.795		885.795
Profesional y Técnico	20	12		32	1.829.349	730.086	2.559.435
Personal Administrativo	7	3		10	519.781	172.211	691.992
Obrero	27	28		55	2.935.877	507.590	3.443.467
Personal Contratado	**155**	**98**		**253**	**20.312.277**		**20.312.277**
Profesional y Técnico	117	60		177	14.985.600		14.985.600
Personal Administrativo	38	38		76	5.326.677		5.326.677
TOTAL	**216**	**145**		**361**	**26.586.964**	**1.409.887**	**27.996.851**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**4**	**3**	**7**	**878.741**
Empleados	3	3	6	753.208
Obreros	1		1	125.533
TOTAL	**4**	**3**	**7**	**878.741**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	127.052.546
4.02	Materiales, suministros y mercancías	14.360.501
4.03	Servicios no personales	34.846.073
4.04	Activos reales	6.031.744
4.07	Transferencias y donaciones	1.178.741
4.08	Otros gastos	1.045.430
4.11	Disminución de pasivos	438.000
	TOTAL	**184.953.035**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**165.968.701**
INGRESOS CORRIENTES ORDINARIOS	165.968.701
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	75.968.701
Venta de otros bienes y servicios	75.968.701
TRANSFERENCIAS CORRIENTES	90.000.000
Transferencias corrientes del sector público	90.000.000
Transferencias corrientes internas recibidas del sector público	90.000.000
De la República	90.000.000
Vicepresidencia de la República	90.000.000
-Recursos Ordinarios	90.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.2 GASTOS CORRIENTES	**178.483.291**
GASTOS DE CONSUMO	177.246.050
Remuneraciones	127.052.546
Sueldos, salarios y otras retribuciones	48.547.682
Beneficios y complementos de sueldos y salarios	22.250.324
Aportes patronales	7.245.942
Prestaciones sociales y otras indemnizaciones	15.187.337
Asistencia socioeconómica	33.477.661
Otros gastos de personal	343.600
Compra de bienes y servicios	43.452.803
Bienes de consumo	14.360.501
Servicios no personales	29.092.302
Impuestos indirectos	5.753.771
Depreciación y amortización	986.930
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.178.741
Al sector privado	1.178.741
Transferencias corrientes al sector privado	878.741
Directas a personas	878.741
Jubilaciones y otros beneficios asociados	878.741
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
OTROS GASTOS CORRIENTES	58.500
Otros gastos corrientes	58.500
Otras perdidas	58.500
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: (DESAHORRO)	**(12.514.590)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(11.527.660)**
RECURSOS PROPIOS DE CAPITAL	(11.527.660)
Desahorro en cuenta corriente	(12.514.590)
Incremento de la depreciación y amortización acumuladas	986.930

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**6.031.744**
INVERSIÓN REAL DIRECTA	6.031.744
Formación bruta de capital fijo	5.631.744
Maquinaria, equipos y otros bienes muebles	5.631.744
Bienes intangibles	400.000
2.3 RESULTADO FINANCIERO: (DÉFICIT)	**(17.559.404)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**17.997.404**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	17.997.404
Disminución de otros activos financieros	17.997.404
Disminución de disponibilidades	17.997.404
Disminución de bancos	17.997.404
3.2 APLICACIONES FINANCIERAS	**17.997.404**
DISMINUCIÓN DE PASIVOS	438.000
Disminución de cuentas y efectos por pagar	438.000
Disminución de cuentas y efectos por pagar a corto plazo	338.000
Disminución cuentas por pagar a proveedores a corto plazo	338.000
Disminución de otras cuentas y efectos por pagar	100.000
Disminución de otras cuentas por pagar a corto plazo	100.000
DÉFICIT FINANCIERO	17.559.404

34
Ministerio del Poder Popular para la Agricultura y Tierras

Ministerio del Poder Popular para la Agricultura y Tierras

A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)

A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)

A0266 Fondo Especial Ezequiel Zamora

A0414 Fundación Frente Bolivariano de Luchadores Sociales

A0426 Fundación Tierra Fértil

A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)

A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)

A0933 Instituto Nacional de Desarrollo Rural (INDER)

A0935 Instituto Nacional de Tierras (INTI)

A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)

A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)

A0022

Instituto Nacional de Investigaciones Agrícolas (INIA)

INSTITUTO NACIONAL DE INVESTIGACIONES AGRÍCOLAS (Inia)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Investigaciones Agrícolas para el año 2015 impulsará la producción de los insumos estratégicos de alta calidad mediante la investigación e innovación tecnológica, para contribuir con la soberanía agroalimentaria y con el desarrollo científico tecnológico del país. Para lo cual, se desarrollan diversas actividades de producción de insumos agrícolas de carácter prioritario para el Estado venezolano, para impulsar el desarrollo e impactar en los rendimientos, por lo que se plantea contribuir al modelo socialista de producción pecuaria de pequeños y medianos productores y productoras incrementando los niveles productivos, con base en la consolidación de centros genéticos bovinos y avícolas, ubicados en cinco estados estratégicos, capaces de producir y suministrar reproductores, semen, embriones, asesoría, semillas (gramíneas-leguminosas), pollitas ponedoras y gallos mejoradores. En tal sentido, el ente brindará acompañamiento socio-productivo comunitario en 9 estados, 35 municipios y 52 parroquias a nivel nacional.

En el marco de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, promoverá la innovación y producción de insumos tecnológicos, aumentando los índices de eficacia y productividad, ejecutará los proyectos de investigación e innovación tecnológica en rubros de importancia agrícola, pecuario, pesquero y del medio rural del país, mediante el mejoramiento y ampliación del marco de acción de los servicios y la dotación para la producción agrícola.

El Presupuesto de Ingresos y Gastos para el año 2015, asciende a Bs. 480.757.457, distribuidos de la siguiente manera: Bs. 30.000.000 para proyectos y Bs. 450.757.457 para las acciones centralizadas

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**450.257.457**
INGRESOS CORRIENTES ORDINARIOS	450.257.457
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	95.662.360
Venta de otros bienes y servicios	95.662.360
TRANSFERENCIAS CORRIENTES	354.595.097
Transferencias corrientes del sector público	354.595.097
Transferencias corrientes internas recibidas del sector público	354.595.097
De la República	354.595.097
INGRESOS DE CAPITAL	**30.500.000**
RECURSOS PROPIOS DE CAPITAL	500.000
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	30.000.000
Transferencias y donaciones de capital del sector público	30.000.000
Transferencias de capital recibidas del sector público	30.000.000
De la República	30.000.000
TOTAL RECURSOS	**480.757.457**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**383.826.694**
GASTOS DE CONSUMO	337.228.223
Remuneraciones	185.691.788
Sueldos, salarios y otras retribuciones	163.371.382
Beneficios y complementos de sueldos y salarios	11.160.203
Asistencia socioeconómica	11.160.203
Compra de bienes y servicios	137.576.988
Bienes de consumo	62.056.870
Servicios no personales	75.520.118
Impuestos indirectos	13.459.447
Depreciación y amortización	500.000
GASTOS DE LA PROPIEDAD	3.240
Derechos sobre bienes intangibles	3.240
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.695.231
Al sector privado	45.695.231
Transferencias corrientes al sector privado	45.695.231
Directas a personas	44.785.231
Pensiones y otros beneficios asociados	6.904.674
Jubilaciones y otros beneficios asociados	36.135.595
Otras transferencias directas a personas	1.744.962
Transferencias corrientes a consejos comunales	910.000
OTROS GASTOS CORRIENTES	900.000
Otros gastos corrientes	900.000
Bienes y servicios para la venta	900.000
GASTOS DE CAPITAL	**81.728.835**
INVERSIÓN REAL DIRECTA	81.728.835
Formación bruta de capital fijo	81.724.135
Maquinaria, equipos y otros bienes muebles	53.545.050
Bienes preexistentes	13.042
Construcciones de bienes de dominio privado	5.789.313

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio público	6.116.730
Producción propia (gastos capitalizables)	16.260.000
Compra de bienes y servicios	16.260.000
Bienes de consumo	9.720.000
Servicios no personales	6.540.000
Bienes intangibles	4.700
APLICACIONES FINANCIERAS	**15.201.928**
DISMINUCIÓN DE PASIVOS	15.201.928
Disminución de cuentas y efectos por pagar	15.201.928
Disminución de cuentas y efectos por pagar a corto plazo	15.201.928
Disminución cuentas por pagar a proveedores a corto plazo	15.201.928
TOTAL GASTOS	**480.757.457**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
125944	A00220023000	Contribución al modelo socialista de producción pecuaria (Aves-Bovinos), basado en los valores productivos de los pequeños y medianos productores y sus regiones	15/01/2015	30/12/2017		30.000.000	32.880.000	31.615.500	94.495.500
		TOTAL				30.000.000	32.880.000	31.615.500	94.495.500

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125944	Contribución al modelo socialista de producción pecuaria (Aves-Bovinos), basado en los valores productivos de los pequeños y medianos productores y sus regiones	Centro			15		30.000.000			30.000.000
TOTAL							**30.000.000**			**30.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		185.691.788			185.691.788
02	Gestión administrativa	96.162.360	124.440.790			220.603.150
03	Previsión y protección social		43.040.269			43.040.269
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		1.422.250			1.422.250
TOTAL		**96.162.360**	**354.595.097**			**450.757.457**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**923**	**1.633**		**2.556**	**131.332.831**		**131.332.831**
Alto Nivel y de Dirección	1			1	145.000		145.000
Directivo	22	24		46	2.252.790		2.252.790
Personal Administrativo	341	123		464	23.671.794		23.671.794
Personal de Investigación	329	398		727	37.089.214		37.089.214
Obrero	230	1.088		1.318	68.174.033		68.174.033
Personal Contratado		**628**		**628**	**32.038.551**		**32.038.551**
Profesional y Técnico		447		447	22.804.510		22.804.510
Obrero		181		181	9.234.041		9.234.041
TOTAL	**923**	**2.261**		**3.184**	**163.371.382**		**163.371.382**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**514**	**548**	**1.062**	**36.135.595**
Empleados	438	326	764	25.999.669
Obreros	76	222	298	10.135.926
Pensionados	**107**	**96**	**203**	**6.904.674**
Empleados	102	80	182	6.190.397
Obreros	5	16	21	714.277
TOTAL	**621**	**644**	**1.265**	**43.040.269**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	185.691.788
4.02	Materiales, suministros y mercancías	72.676.870
4.03	Servicios no personales	95.522.805
4.04	Activos reales	65.468.835
4.07	Transferencias y donaciones	45.695.231
4.08	Otros gastos	500.000
4.11	Disminución de pasivos	15.201.928
	TOTAL	**480.757.457**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**450.257.457**
INGRESOS CORRIENTES ORDINARIOS	450.257.457
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	95.662.360
Venta de otros bienes y servicios	95.662.360
TRANSFERENCIAS CORRIENTES	354.595.097
Transferencias corrientes del sector público	354.595.097
Transferencias corrientes internas recibidas del sector público	354.595.097
De la República	354.595.097
Ministerio del Poder Popular para la Agricultura y Tierras	354.595.097
Recursos Ordinarios	354.595.097
1.2 GASTOS CORRIENTES	**383.826.694**
GASTOS DE CONSUMO	337.228.223
Remuneraciones	185.691.788
Sueldos, salarios y otras retribuciones	163.371.382
Beneficios y complementos de sueldos y salarios	11.160.203
Asistencia socioeconómica	11.160.203
Compra de bienes y servicios	137.576.988
Bienes de consumo	62.056.870
Servicios no personales	75.520.118
Impuestos indirectos	13.459.447
Depreciación y amortización	500.000
GASTOS DE LA PROPIEDAD	3.240
Derechos sobre bienes intangibles	3.240
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.695.231
Al sector privado	45.695.231
Transferencias corrientes al sector privado	45.695.231
Directas a personas	44.785.231
Pensiones y otros beneficios asociados	6.904.674
Jubilaciones y otros beneficios asociados	36.135.595

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias directas a personas	1.744.962
Transferencias corrientes a consejos comunales	910.000
OTROS GASTOS CORRIENTES	900.000
Otros gastos corrientes	900.000
Bienes y servicios para la venta	900.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**66.430.763**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**96.930.763**
RECURSOS PROPIOS DE CAPITAL	66.930.763
Ahorro en cuenta corriente	66.430.763
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	30.000.000
Transferencias y donaciones de capital del sector público	30.000.000
Transferencias de capital recibidas del sector público	30.000.000
De la República	30.000.000
Ministerio del Poder Popular para la Agricultura y Tierras	30.000.000
Recursos Ordinarios	30.000.000
2.2 GASTOS DE CAPITAL	**81.728.835**
INVERSIÓN REAL DIRECTA	81.728.835
Formación bruta de capital fijo	81.724.135
Maquinaria, equipos y otros bienes muebles	53.545.050
Bienes preexistentes	13.042
Construcciones de bienes de dominio privado	5.789.313
Construcciones de bienes de dominio público	6.116.730
Producción propia (gastos capitalizables)	16.260.000
Compra de bienes y servicios	16.260.000
Bienes de consumo	9.720.000
Servicios no personales	6.540.000
Bienes intangibles	4.700
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**15.201.928**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**15.201.928**
SUPERÁVIT FINANCIERO	15.201.928
3.2 APLICACIONES FINANCIERAS	**15.201.928**
DISMINUCIÓN DE PASIVOS	15.201.928
Disminución de cuentas y efectos por pagar	15.201.928
Disminución de cuentas y efectos por pagar a corto plazo	15.201.928
Disminución cuentas por pagar a proveedores a corto plazo	15.201.928

A0204

Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)

OFICINA COORDINADORA DE LOS SERVICIOS AGROPECUARIOS DEL MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS (Ocsa)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el año 2015 la Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras, tiene como objetivo continuar con la planificación, coordinación, fomento y ejecución de los servicios de producción y comercialización de los productos agropecuarios y forestales, a los fines de contribuir con la política del Estado dirigida a garantizar la soberanía y seguridad agroalimentaria del país, en el marco de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en lo que respecta al fortalecimiento de la producción de carne bovina y porcina, así como la cría y reproducción de bovinos.

El Presupuesto de Ingresos y Gastos para el año 2015 asciende a la cantidad de Bs. 4.924.932, destinado a la ejecución de las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.924.932**
INGRESOS CORRIENTES ORDINARIOS	4.924.932
TRANSFERENCIAS CORRIENTES	4.924.932
Transferencias corrientes del sector público	4.924.932
Transferencias corrientes internas recibidas del sector público	4.924.932
De la República	4.924.932
TOTAL RECURSOS	**4.924.932**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.924.932**
GASTOS DE CONSUMO	4.924.932
Remuneraciones	4.906.160
Sueldos, salarios y otras retribuciones	2.289.000
Beneficios y complementos de sueldos y salarios	1.242.516
Aportes patronales	200.348
Prestaciones sociales y otras indemnizaciones	485.748
Asistencia socioeconómica	688.548
Compra de bienes y servicios	16.760
Servicios no personales	16.760
Impuestos indirectos	2.012
TOTAL GASTOS	**4.924.932**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.924.932			4.924.932
TOTAL			**4.924.932**			**4.924.932**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**93**		**105**	**1.382.476**		**1.382.476**
Profesional y Técnico	7	24		31	407.096		407.096
Obrero	5	69		74	975.380		975.380
TOTAL	**12**	**93**		**105**	**1.382.476**		**1.382.476**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.906.160
4.03	Servicios no personales	18.772
TOTAL		**4.924.932**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.924.932**
INGRESOS CORRIENTES ORDINARIOS	4.924.932
TRANSFERENCIAS CORRIENTES	4.924.932
Transferencias corrientes del sector público	4.924.932
Transferencias corrientes internas recibidas del sector público	4.924.932
De la República	4.924.932
Ministerio del Poder Popular para la Agricultura y Tierras	4.924.932
Recursos Ordinarios	4.924.932
1.2 GASTOS CORRIENTES	**4.924.932**
GASTOS DE CONSUMO	4.924.932
Remuneraciones	4.906.160
Sueldos, salarios y otras retribuciones	2.289.000
Beneficios y complementos de sueldos y salarios	1.242.516
Aportes patronales	200.348
Prestaciones sociales y otras indemnizaciones	485.748
Asistencia socioeconómica	688.548
Compra de bienes y servicios	16.760
Servicios no personales	16.760
Impuestos indirectos	2.012
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0266

Fondo Especial Ezequiel Zamora

FONDO ESPECIAL EZEQUIEL ZAMORA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo Especial Ezequiel Zamora para el año 2015 a los fines de garantizar la soberanía y seguridad alimentaria de la población, tiene como objetivo financiar y apoyar los proyectos de la Gran Misión Agro Venezuela y seguir contribuyendo al fortalecimiento del modelo agrario-socialista, mediante el establecimiento de condiciones favorables para garantizar el financiamiento a los productores y productoras, incentivar el trabajo y uso óptimo de las tierras.

El Fondo coadyuvará con el financiamiento otorgado a incrementar la producción de los rubros estratégicos, ampliando la frontera agrícola para garantizar la seguridad agroalimentaria e incentivar la extensión de tierras cultivables en concordancia con las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en cuanto a afianzar un conjunto de políticas públicas de apoyo a la producción, organización del sector rural y participación del poder popular, a través de aumento de la inversión del Estado y de la banca privada, bajo la rectoría del Gobierno Bolivariano, en el desarrollo rural integral, mediante obras de infraestructuras, financiamiento a pequeños y medianos productores, ejecución de proyectos de generación de alimentos y desarrollo científico-tecnológico.

El Presupuesto de Ingresos y Gastos para el año 2015 asciende a la cantidad de Bs. 1.456.936.701, cuya estructura presupuestaria está conformada por las acciones centralizadas por Bs. 12.192.487 y proyectos por Bs. 1.444.744.214.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**133.414.345**
INGRESOS CORRIENTES ORDINARIOS	133.414.345
INGRESOS DE LA PROPIEDAD	125.788.168
Intereses	125.788.168
Intereses internos	125.788.168
Intereses por préstamos	125.788.168
TRANSFERENCIAS CORRIENTES	7.626.177
Transferencias corrientes del sector público	7.626.177
Transferencias corrientes internas recibidas del sector público	7.626.177
De la República	7.626.177
INGRESOS DE CAPITAL	**1.033.253.376**
RECURSOS PROPIOS DE CAPITAL	15.000
Incremento de la depreciación y amortización acumuladas	15.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.033.238.376
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	413.409.351
Al sector público	413.409.351
A los entes descentralizados con fines empresariales no petroleros	317.560.108
A los entes descentralizados financieros bancarios	95.849.243
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	619.829.025
Al sector público	619.829.025
A los entes descentralizados con fines empresariales no petroleros	294.089.712
A los entes descentralizados financieros no bancarios	325.739.313
FUENTES DE FINANCIAMIENTO	**290.268.980**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	290.268.980
Disminución de otros activos financieros	290.268.980
Disminución de disponibilidades	290.268.980
Disminución de bancos	290.268.980
TOTAL RECURSOS	**1.456.936.701**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**9.192.487**
GASTOS DE CONSUMO	9.092.487
Remuneraciones	5.925.581
Sueldos, salarios y otras retribuciones	1.951.638
Beneficios y complementos de sueldos y salarios	1.055.935
Aportes patronales	229.668
Prestaciones sociales y otras indemnizaciones	713.340
Asistencia socioeconómica	1.925.000
Otros gastos de personal	50.000
Compra de bienes y servicios	2.724.906
Bienes de consumo	1.451.310
Servicios no personales	1.273.596
Impuestos indirectos	427.000
Depreciación y amortización	15.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000
Al sector privado	100.000
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
GASTOS DE CAPITAL	**1.441.909.581**
INVERSIÓN REAL DIRECTA	3.000.000
Formación bruta de capital fijo	2.960.000
Maquinaria, equipos y otros bienes muebles	1.000.000
Bienes preexistentes	1.960.000
Bienes intangibles	40.000
INVERSIÓN FINANCIERA	1.438.909.581
Concesión de préstamos a corto plazo	754.575.081
Al sector público	754.575.081
A entes descentralizados con fines empresariales no petroleros	754.575.081
Concesión de préstamos a largo plazo	684.334.500
Al sector público	684.334.500

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
A entes descentralizados con fines empresariales no petroleros	684.334.500
APLICACIONES FINANCIERAS	**5.834.633**
INVERSIÓN FINANCIERA	5.734.633
Incremento de otros activos financieros	5.734.633
Incremento de disponibilidades	5.734.633
Incremento de bancos	5.734.633
DISMINUCIÓN DE PASIVOS	100.000
Disminución de otros pasivos	100.000
Disminución de otros pasivos a corto plazo	100.000
TOTAL GASTOS	**1.456.936.701**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125906	Fortalecimiento y financiamiento de la Gran Misión Agro Venezuela	Financiamiento			9	1.444.744.214				1.444.744.214
TOTAL						**1.444.744.214**				**1.444.744.214**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.925.581			5.925.581
02	Gestión administrativa	4.566.310	1.700.596			6.266.906
TOTAL		**4.566.310**	**7.626.177**			**12.192.487**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**135.480**		**135.480**
Alto Nivel y de Dirección		1		1	135.480		135.480
Personal Contratado	**6**	**4**		**10**	**1.183.632**		**1.183.632**
Directivo	1	1		2	347.076		347.076
Profesional y Técnico	2	1		3	421.044		421.044
Personal Administrativo	2	1		3	288.000		288.000
Obrero	1	1		2	127.512		127.512
TOTAL	**6**	**5**		**11**	**1.319.112**		**1.319.112**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	5.925.581
4.02	Materiales, suministros y mercancías	1.451.310
4.03	Servicios no personales	1.700.596
4.04	Activos reales	3.000.000
4.05	Activos financieros	1.444.644.214
4.07	Transferencias y donaciones	100.000
4.08	Otros gastos	15.000
4.11	Disminución de pasivos	100.000
TOTAL		**1.456.936.701**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**133.414.345**
INGRESOS CORRIENTES ORDINARIOS	133.414.345
INGRESOS DE LA PROPIEDAD	125.788.168
Intereses	125.788.168
Intereses internos	125.788.168
Intereses por préstamos	125.788.168
TRANSFERENCIAS CORRIENTES	7.626.177
Transferencias corrientes del sector público	7.626.177
Transferencias corrientes internas recibidas del sector público	7.626.177
De la República	7.626.177
Ministerio del Poder Popular para la Agricultura y Tierras	7.626.177
Recursos Ordinarios	7.626.177
1.2 GASTOS CORRIENTES	**9.192.487**
GASTOS DE CONSUMO	9.092.487
Remuneraciones	5.925.581
Sueldos, salarios y otras retribuciones	1.951.638
Beneficios y complementos de sueldos y salarios	1.055.935
Aportes patronales	229.668
Prestaciones sociales y otras indemnizaciones	713.340
Asistencia socioeconómica	1.925.000
Otros gastos de personal	50.000
Compra de bienes y servicios	2.724.906
Bienes de consumo	1.451.310
Servicios no personales	1.273.596
Impuestos indirectos	427.000
Depreciación y amortización	15.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000
Al sector privado	100.000
Donaciones corrientes al sector privado	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a personas	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**124.221.858**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.157.475.234**
RECURSOS PROPIOS DE CAPITAL	124.236.858
Ahorro en cuenta corriente	124.221.858
Incremento de la depreciación y amortización acumuladas	15.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.033.238.376
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	413.409.351
Al sector público	413.409.351
A los entes descentralizados con fines empresariales no petroleros	317.560.108
A los entes descentralizados financieros bancarios	95.849.243
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	619.829.025
Al sector público	619.829.025
A los entes descentralizados con fines empresariales no petroleros	294.089.712
A los entes descentralizados financieros no bancarios	325.739.313
2.2 GASTOS DE CAPITAL	**1.441.909.581**
INVERSIÓN REAL DIRECTA	3.000.000
Formación bruta de capital fijo	2.960.000
Maquinaria, equipos y otros bienes muebles	1.000.000
Bienes preexistentes	1.960.000
Bienes intangibles	40.000
INVERSIÓN FINANCIERA	1.438.909.581
Concesión de préstamos a corto plazo	754.575.081
Al sector público	754.575.081
A entes descentralizados con fines empresariales no petroleros	754.575.081
Concesión de préstamos a largo plazo	684.334.500
Al sector público	684.334.500
A entes descentralizados con fines empresariales no petroleros	684.334.500

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(284.434.347)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**290.268.980**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	290.268.980
Disminución de otros activos financieros	290.268.980
Disminución de disponibilidades	290.268.980
Disminución de bancos	290.268.980
3.2 APLICACIONES FINANCIERAS	**290.268.980**
INVERSIÓN FINANCIERA	5.734.633
Incremento de otros activos financieros	5.734.633
Incremento de disponibilidades	5.734.633
Incremento de bancos	5.734.633
DISMINUCIÓN DE PASIVOS	100.000
Disminución de otros pasivos	100.000
Disminución de otros pasivos a corto plazo	100.000
DÉFICIT FINANCIERO	284.434.347

A0414

Fundación Frente Bolivariano de Luchadores Sociales

FUNDACIÓN FRENTE BOLIVARIANO DE LUCHADORES SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Frente Bolivariano de Luchadores Sociales, es un ente cuyo objetivo principal es el desarrollo, impulso y consolidación del poder popular, lo cual lleva a cabo a través del fortalecimiento de las organizaciones de base como células impulsoras del nuevo tejido social, enmarcado en la Constitución de la República Bolivariana de Venezuela y las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Sobre esta base la Fundación ha sido punta de lanza en la participación de los Luchadores Sociales de manera directa en las comunidades, aportando a su organización en función de superar la pobreza y la satisfacción de las necesidades materiales y espirituales más sentida de la población, promoviendo la acción corresponsable de las comunidades en la transformación de su realidad. Coadyuva además, a la construcción de un nuevo modelo social bolivariano que tribute a la inclusión y universalización de los saberes, en la medida que se ejecuten las diferentes políticas de Estado, designada para desarrollar acciones en diferentes escenarios para favorecer la formación político ideológica del pueblo organizado; a su vez, contribuye con el fortalecimiento de las misiones en cuanto a la ejecución de los proyectos socios productivos para la consolidación del sistema económico comunal.

El Presupuesto de Ingresos y Gastos para el ejercicio económico financiero 2015 alcanza la cantidad de Bs.157.247.647, destinado a la ejecución de las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS DE CAPITAL	**2.461.405**
RECURSOS PROPIOS DE CAPITAL	2.461.405
Incremento de la depreciación y amortización acumuladas	2.461.405
FUENTES DE FINANCIAMIENTO	**154.786.242**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	154.786.242
Disminución de otros activos financieros	154.786.242
Disminución de disponibilidades	154.786.242
Disminución de bancos	154.786.242
TOTAL RECURSOS	**157.247.647**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**129.520.673**
GASTOS DE CONSUMO	111.270.673
Remuneraciones	43.247.575
Sueldos, salarios y otras retribuciones	13.143.011
Beneficios y complementos de sueldos y salarios	9.621.630
Aportes patronales	1.891.263
Prestaciones sociales y otras indemnizaciones	4.148.057
Asistencia socioeconómica	14.443.614
Compra de bienes y servicios	59.486.967
Bienes de consumo	34.022.055
Servicios no personales	25.464.912
Impuestos indirectos	6.074.726
Depreciación y amortización	2.461.405
GASTOS DE LA PROPIEDAD	250.000
Derechos sobre bienes intangibles	250.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.000.000
Al sector privado	18.000.000
Donaciones corrientes al sector privado	18.000.000
Donaciones a personas	18.000.000
GASTOS DE CAPITAL	**23.814.169**
INVERSIÓN REAL DIRECTA	23.814.169
Formación bruta de capital fijo	23.182.079
Maquinaria, equipos y otros bienes muebles	23.182.079
Bienes intangibles	632.090
APLICACIONES FINANCIERAS	**3.912.805**
DISMINUCIÓN DE PASIVOS	3.912.805
Disminución de cuentas y efectos por pagar	3.912.805
Disminución de cuentas y efectos por pagar a corto plazo	3.912.805
Disminución cuentas por pagar a proveedores a corto plazo	3.912.805
TOTAL GASTOS	**157.247.647**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	44.339.448				44.339.448
02	Gestión administrativa	112.908.199				112.908.199
	TOTAL	**157.247.647**				**157.247.647**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**26**		**48**	**3.183.441**		**3.183.441**
Directivo	22	26		48	3.183.441		3.183.441
Personal Contratado	**27**	**24**		**51**	**5.264.125**		**5.264.125**
Profesional y Técnico	20	17		37	4.077.600		4.077.600
Personal Administrativo	5	4		9	810.000		810.000
Obrero	2	3		5	376.525		376.525
TOTAL	**49**	**50**		**99**	**8.447.566**		**8.447.566**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	43.247.575
4.02	Materiales, suministros y mercancías	34.022.055
4.03	Servicios no personales	31.789.638
4.04	Activos reales	23.814.169
4.07	Transferencias y donaciones	18.000.000
4.08	Otros gastos	2.461.405
4.11	Disminución de pasivos	3.912.805
	TOTAL	**157.247.647**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**0**
1.2 GASTOS CORRIENTES	**129.520.673**
GASTOS DE CONSUMO	111.270.673
Remuneraciones	43.247.575
Sueldos, salarios y otras retribuciones	13.143.011
Beneficios y complementos de sueldos y salarios	9.621.630
Aportes patronales	1.891.263
Prestaciones sociales y otras indemnizaciones	4.148.057
Asistencia socioeconómica	14.443.614
Compra de bienes y servicios	59.486.967
Bienes de consumo	34.022.055
Servicios no personales	25.464.912
Impuestos indirectos	6.074.726
Depreciación y amortización	2.461.405
GASTOS DE LA PROPIEDAD	250.000
Derechos sobre bienes intangibles	250.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.000.000
Al sector privado	18.000.000
Donaciones corrientes al sector privado	18.000.000
Donaciones a personas	18.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(129.520.673)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(127.059.268)**
RECURSOS PROPIOS DE CAPITAL	(127.059.268)
Desahorro en cuenta corriente	(129.520.673)
Incremento de la depreciación y amortización acumuladas	2.461.405
2.2 GASTOS DE CAPITAL	**23.814.169**
INVERSIÓN REAL DIRECTA	23.814.169
Formación bruta de capital fijo	23.182.079

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Maquinaria, equipos y otros bienes muebles	23.182.079
Bienes intangibles	632.090
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(150.873.437)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**154.786.242**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	154.786.242
Disminución de otros activos financieros	154.786.242
Disminución de disponibilidades	154.786.242
Disminución de bancos	154.786.242
3.2 APLICACIONES FINANCIERAS	**154.786.242**
DISMINUCIÓN DE PASIVOS	3.912.805
Disminución de cuentas y efectos por pagar	3.912.805
Disminución de cuentas y efectos por pagar a corto plazo	3.912.805
Disminución cuentas por pagar a proveedores a corto plazo	3.912.805
DÉFICIT FINANCIERO	150.873.437

A0426

Fundación Tierra Fértil

FUNDACIÓN TIERRA FÉRTIL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Tierra Fértil para el año 2015 tiene como objetivo asistir y apoyar a las personas de escasos recursos, a los familiares directos de las víctimas de sicariato por la tenencia de las tierras, así como a las comunidades organizadas e instituciones sin fines de lucro, con lo cual contribuirá de manera especial a lograr la soberanía alimentaria para garantizar el sagrado derecho a la alimentación del pueblo venezolano de acuerdo a lo establecido en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, siendo su eje principal de acción la promoción del desarrollo humano familiar y socio-laboral de la población.

En tal sentido, se plantea prestar ayudas médicas, culturales, educativas y de infraestructura con la finalidad de mejorar las condiciones de vida de estas personas, siendo su ámbito de ejecución todo el territorio nacional.

Para ello, dará atención integral en las áreas de educación, alimentación, laboral, salud y vivienda a personas de escasos recursos, campesinos, indígenas, particulares y trabajadores y trabajadoras del Ministerio del Poder Popular para la Agricultura y Tierras, todas estas acciones están enmarcadas dentro de los principios de solidaridad y cooperación; además, formará a las comunidades para promover su organización y participación a través de la constitución de comités técnicos y controlarías sociales.

El Presupuesto de Ingresos y Gastos para el año 2015 alcanza la cantidad de Bs. 115.797.659 de los cuales Bs. 84.508.000 serán destinados a los proyectos y Bs. 31.289.659 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**115.699.235**
INGRESOS CORRIENTES ORDINARIOS	115.699.235
TRANSFERENCIAS CORRIENTES	115.699.235
Transferencias corrientes del sector público	115.699.235
Transferencias corrientes internas recibidas del sector público	115.699.235
De la República	115.699.235
INGRESOS DE CAPITAL	**98.424**
RECURSOS PROPIOS DE CAPITAL	98.424
Incremento de la depreciación y amortización acumuladas	98.424
TOTAL RECURSOS	**115.797.659**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**114.083.139**
GASTOS DE CONSUMO	28.025.139
Remuneraciones	13.441.450
Sueldos, salarios y otras retribuciones	4.149.422
Beneficios y complementos de sueldos y salarios	3.957.496
Aportes patronales	509.692
Prestaciones sociales y otras indemnizaciones	1.095.732
Asistencia socioeconómica	3.729.108
Compra de bienes y servicios	10.363.329
Bienes de consumo	2.878.544
Servicios no personales	7.484.785
Impuestos indirectos	4.121.936
Depreciación y amortización	98.424
TRANSFERENCIAS Y DONACIONES CORRIENTES	86.058.000
Al sector privado	86.058.000
Transferencias corrientes al sector privado	4.400.000
Directas a personas	4.400.000
Otras transferencias directas a personas	4.400.000
Donaciones corrientes al sector privado	81.658.000
Donaciones a personas	50.850.000
Donaciones a instituciones sin fines de lucro	17.304.000
Donaciones corrientes a consejos comunales	13.504.000
GASTOS DE CAPITAL	**1.714.520**
INVERSIÓN REAL DIRECTA	1.714.520
Formación bruta de capital fijo	1.414.520
Maquinaria, equipos y otros bienes muebles	1.414.520
Bienes intangibles	300.000
TOTAL GASTOS	**115.797.659**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125699	Atención en materia de salud, educación, deportes, cultura y laboral a comunidades organizadas (VIII Etapa)	Apoyo	156	104	260		30.000.000			30.000.000
125705	Atención en materia de salud, educación, deportes, cultura y laboral a personas de escasos recursos (VII Etapa)	Apoyo	1.724	1.148	2.872		35.000.000			35.000.000
125716	Formación a personas de escasos recursos, comunidades organizadas e instituciones sin fines de lucro (VII Etapa)	Curso			42		2.508.000			2.508.000
125737	Atención integral en materia de salud, educación, deportes, cultura y laboral a familiares directos de campesinos víctimas de sicariato (VII Etapa)	Apoyo	1.401	934	2.335		17.000.000			17.000.000
TOTAL							**84.508.000**			**84.508.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.191.224			15.191.224
02	Gestión administrativa	98.424	12.000.011			12.098.435
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		4.000.000			4.000.000
	TOTAL	**98.424**	**31.191.235**			**31.289.659**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**113.560**		**113.560**
Alto Nivel y de Dirección	1			1	113.560		113.560
Personal Contratado	**77**			**77**	**2.500.000**		**2.500.000**
Profesional y Técnico	77			77	2.500.000		2.500.000
TOTAL	**78**			**78**	**2.613.560**		**2.613.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	13.441.450
4.02	Materiales, suministros y mercancías	2.878.544
4.03	Servicios no personales	11.606.721
4.04	Activos reales	1.714.520
4.07	Transferencias y donaciones	86.058.000
4.08	Otros gastos	98.424
TOTAL		**115.797.659**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**115.699.235**
INGRESOS CORRIENTES ORDINARIOS	115.699.235
TRANSFERENCIAS CORRIENTES	115.699.235
Transferencias corrientes del sector público	115.699.235
Transferencias corrientes internas recibidas del sector público	115.699.235
De la República	115.699.235
Ministerio del Poder Popular de Agricultura y Tierras	115.699.235
Recursos Ordinarios	115.699.235
1.2 GASTOS CORRIENTES	**114.083.139**
GASTOS DE CONSUMO	28.025.139
Remuneraciones	13.441.450
Sueldos, salarios y otras retribuciones	4.149.422
Beneficios y complementos de sueldos y salarios	3.957.496
Aportes patronales	509.692
Prestaciones sociales y otras indemnizaciones	1.095.732
Asistencia socioeconómica	3.729.108
Compra de bienes y servicios	10.363.329
Bienes de consumo	2.878.544
Servicios no personales	7.484.785
Impuestos indirectos	4.121.936
Depreciación y amortización	98.424
TRANSFERENCIAS Y DONACIONES CORRIENTES	86.058.000
Al sector privado	86.058.000
Transferencias corrientes al sector privado	4.400.000
Directas a personas	4.400.000
Otras transferencias directas a personas	4.400.000
Donaciones corrientes al sector privado	81.658.000
Donaciones a personas	50.850.000
Donaciones a instituciones sin fines de lucro	17.304.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes a consejos comunales	13.504.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.616.096**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.714.520**
RECURSOS PROPIOS DE CAPITAL	1.714.520
Ahorro en cuenta corriente	1.616.096
Incremento de la depreciación y amortización acumuladas	98.424
2.2 GASTOS DE CAPITAL	**1.714.520**
INVERSIÓN REAL DIRECTA	1.714.520
Formación bruta de capital fijo	1.414.520
Maquinaria, equipos y otros bienes muebles	1.414.520
Bienes intangibles	300.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0465

Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)

FUNDACIÓN DE CAPACITACIÓN E INNOVACIÓN PARA APOYAR LA REVOLUCIÓN AGRARIA (CIARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el año 2015 la Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria, potenciará la participación protagónica de las comunidades rurales y periurbanas del país, a través de un proceso local de organización, capacitación, innovación y acompañamiento socio-productivo, como base de un sistema nacional de extensión y fortalecimiento de las capacidades humanas, que propendan el afianzamiento de un modelo de economía popular. En tal sentido, para coadyuvar al logro de la soberanía alimentaria del país, la gestión del Ciara se fundamenta en lo establecido en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, con lo cual se promoverá el modelo de producción socialista.

El Presupuesto de Ingresos y Gastos para el año 2015, alcanza la cantidad de Bs. 483.643.688, el cual comprende Bs. 324.687.888 para proyectos y Bs. 158.955.800 para las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**151.031.245**
INGRESOS CORRIENTES ORDINARIOS	151.031.245
TRANSFERENCIAS CORRIENTES	151.031.245
Transferencias corrientes del sector público	151.031.245
Transferencias corrientes internas recibidas del sector público	151.031.245
De la República	151.031.245
INGRESOS DE CAPITAL	**332.612.443**
RECURSOS PROPIOS DE CAPITAL	7.924.555
Incremento de la depreciación y amortización acumuladas	7.924.555
TRANSFERENCIAS Y DONACIONES DE CAPITAL	324.687.888
Transferencias y donaciones de capital del sector público	324.687.888
Transferencias de capital recibidas del sector público	324.687.888
De la República	324.687.888
TOTAL RECURSOS	**483.643.688**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**390.660.611**
GASTOS DE CONSUMO	374.427.036
Remuneraciones	229.357.005
Sueldos, salarios y otras retribuciones	76.564.250
Beneficios y complementos de sueldos y salarios	41.303.501
Aportes patronales	14.275.355
Prestaciones sociales y otras indemnizaciones	22.070.582
Asistencia socioeconómica	75.143.317
Compra de bienes y servicios	116.484.863
Bienes de consumo	54.043.383
Servicios no personales	62.441.480
Impuestos indirectos	20.660.613
Depreciación y amortización	7.924.555
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.233.575
Al sector privado	16.233.575
Transferencias corrientes al sector privado	5.793.328
Directas a personas	2.065.328
Pensiones y otros beneficios asociados	392.756
Jubilaciones y otros beneficios asociados	1.672.572
Transferencias corrientes a consejos comunales	3.728.000
Donaciones corrientes al sector privado	10.440.247
Donaciones a personas	5.279.841
Donaciones a instituciones sin fines de lucro	5.160.406
GASTOS DE CAPITAL	**92.983.077**
INVERSIÓN REAL DIRECTA	66.244.546
Formación bruta de capital fijo	65.639.339
Maquinaria, equipos y otros bienes muebles	52.122.942
Construcciones de bienes de dominio público	7.200.000
Producción propia (gastos capitalizables)	6.316.397
Compra de bienes y servicios	6.316.397

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Servicios no personales	6.316.397
Bienes intangibles	605.207
TRANSFERENCIAS Y DONACIONES DE CAPITAL	26.738.531
Al sector privado	26.738.531
Transferencias de capital al sector privado	26.738.531
A empresas privadas	26.502.783
A consejos comunales	235.748
TOTAL GASTOS	**483.643.688**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
106339	A04650016000	Proyecto de desarrollo y consolidación de agricultura urbana y periurbana	01/01/2010	31/12/2019	746.306.984	45.000.000	142.837.528	1.031.113.727	1.965.258.239
116778	A04650022000	Atención socio-productiva integral con enfoque de cadenas, dirigido a las agrovenezolanas, agrovenezolanos y sus familias	01/01/2013	31/03/2016	42.299.599	50.000.000	225.785.588		318.085.187
116874	A04650021000	Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)	01/04/2013	30/06/2020	56.957.189	123.830.743	88.911.663	139.800.405	409.500.000
120572	A04650025000	Consolidación integral de los fundos zamoranos y comunidades periféricas	01/04/2014	31/12/2019	24.382.124	30.000.000	127.898.388	87.190.071	269.470.583
121108	A04650023000	Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)	01/01/2014	31/12/2019	55.210.000	52.857.145	131.298.934	403.233.921	642.600.000
121291	A04650024000	Formación integral del manejo productivo sustentable del café, para el desarrollo de las familias cafetaleras de la zona andina venezolana (Café Andino)	01/01/2014	30/06/2019	10.000.000	23.000.000	29.403.471	269.464.740	331.868.211
		TOTAL			**935.155.896**	**324.687.888**	**746.135.572**	**1.930.802.864**	**3.936.782.220**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
106339	Proyecto de desarrollo y consolidación de agricultura urbana y periurbana	Unidad			122.867		45.000.000			45.000.000
116778	Atención socio-productiva integral con enfoque de cadenas, dirigido a las agrovenezolanas, agrovenezolanos y sus familias	Participante			12.840		50.000.000			50.000.000
116874	Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)	Comunidad			202		123.830.743			123.830.743
120572	Consolidación integral de los fundos zamoranos y comunidades periféricas	Organización			88		30.000.000			30.000.000
121108	Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)	Persona	40.000	40.000	80.000		52.857.145			52.857.145
121291	Formación integral del manejo productivo sustentable del café, para el desarrollo de las familias cafetaleras de la zona andina venezolana (Café Andino)	Familia			5.800		23.000.000			23.000.000
TOTAL							324.687.888			324.687.888

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		72.491.030			72.491.030
02	Gestión administrativa	7.924.555	75.474.887			83.399.442
03	Previsión y protección social		2.065.328			2.065.328
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		1.000.000			1.000.000
TOTAL		**7.924.555**	**151.031.245**			**158.955.800**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**519**	**670**	**18**	**1.207**	**36.933.557**	**22.585.383**	**59.518.940**
Alto Nivel y de Dirección	1			1	33.360	20.016	53.376
Directivo	30	35		65	2.111.205	1.291.053	3.402.258
Profesional y Técnico	307	317	10	634	19.337.417	11.825.300	31.162.717
Personal Administrativo	181	318	8	507	15.451.575	9.449.014	24.900.589
TOTAL	**519**	**670**	**18**	**1.207**	**36.933.557**	**22.585.383**	**59.518.940**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**9**	**17**	**26**	**1.672.572**
Empleados	9	17	26	1.672.572
Pensionados	**3**	**3**	**6**	**392.756**
Empleados	3	3	6	392.756
TOTAL	**12**	**20**	**32**	**2.065.328**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	229.357.005
4.02	Materiales, suministros y mercancías	54.043.383
4.03	Servicios no personales	89.418.490
4.04	Activos reales	59.928.149
4.07	Transferencias y donaciones	42.972.106
4.08	Otros gastos	7.924.555
	TOTAL	**483.643.688**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**151.031.245**
INGRESOS CORRIENTES ORDINARIOS	151.031.245
TRANSFERENCIAS CORRIENTES	151.031.245
Transferencias corrientes del sector público	151.031.245
Transferencias corrientes internas recibidas del sector público	151.031.245
De la República	151.031.245
Ministerio del Poder Popular para la Agricultura y Tierras	151.031.245
Recursos Ordinarios	151.031.245
1.2 GASTOS CORRIENTES	**390.660.611**
GASTOS DE CONSUMO	374.427.036
Remuneraciones	229.357.005
Sueldos, salarios y otras retribuciones	76.564.250
Beneficios y complementos de sueldos y salarios	41.303.501
Aportes patronales	14.275.355
Prestaciones sociales y otras indemnizaciones	22.070.582
Asistencia socioeconómica	75.143.317
Compra de bienes y servicios	116.484.863
Bienes de consumo	54.043.383
Servicios no personales	62.441.480
Impuestos indirectos	20.660.613
Depreciación y amortización	7.924.555
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.233.575
Al sector privado	16.233.575
Transferencias corrientes al sector privado	5.793.328
Directas a personas	2.065.328
Pensiones y otros beneficios asociados	392.756
Jubilaciones y otros beneficios asociados	1.672.572
Transferencias corrientes a consejos comunales	3.728.000
Donaciones corrientes al sector privado	10.440.247

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a personas	5.279.841
Donaciones a instituciones sin fines de lucro	5.160.406
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(239.629.366)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**92.983.077**
RECURSOS PROPIOS DE CAPITAL	(231.704.811)
Desahorro en cuenta corriente	(239.629.366)
Incremento de la depreciación y amortización acumuladas	7.924.555
TRANSFERENCIAS Y DONACIONES DE CAPITAL	324.687.888
Transferencias y donaciones de capital del sector público	324.687.888
Transferencias de capital recibidas del sector público	324.687.888
De la República	324.687.888
Ministerio del Poder Popular para la Agricultura y Tierras	324.687.888
Recursos Ordinarios	211.209.235
Proyectos por Endeudamiento	113.478.653
Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)	25.000.000
Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)	88.478.653
2.2 GASTOS DE CAPITAL	**92.983.077**
INVERSIÓN REAL DIRECTA	66.244.546
Formación bruta de capital fijo	65.639.339
Maquinaria, equipos y otros bienes muebles	52.122.942
Construcciones de bienes de dominio público	7.200.000
Producción propia (gastos capitalizables)	6.316.397
Compra de bienes y servicios	6.316.397
Servicios no personales	6.316.397
Bienes intangibles	605.207
TRANSFERENCIAS Y DONACIONES DE CAPITAL	26.738.531
Al sector privado	26.738.531
Transferencias de capital al sector privado	26.738.531

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A empresas privadas	26.502.783
A consejos comunales	235.748
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0844

Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)

INSTITUTO SOCIALISTA DE LA PESCA Y ACUICULTURA (INSOPESCA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el año 2015 el Instituto tiene como propósito fortalecer el desarrollo de la actividad pesquera y acuícola a través de la continuidad de las actividades que contribuyan al logro de la seguridad alimentaria del país, mediante la ejecución de políticas que garanticen el abastecimiento de la población venezolana. En tal sentido, la gestión del Insopesca está sustentada en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en lo que respecta a la promoción del desarrollo pesquero a través de la modernización de la infraestructura pesquera marítima y fluvial, por lo cual se tiene previsto la construcción y recuperación de muelles para el fortalecimiento del sector artesanal y se dará énfasis al desarrollo del programa sustentable de la pesca artesanal.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2015 se ubica en la cantidad de Bs. 533.629.066, distribuido en Bs. 190.000.000 para proyectos y Bs. 343.629.066 para acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**343.629.066**
INGRESOS CORRIENTES ORDINARIOS	343.629.066
INGRESOS NO TRIBUTARIOS	35.000.000
Tasas	35.000.000
TRANSFERENCIAS CORRIENTES	308.629.066
Transferencias corrientes del sector público	308.629.066
Transferencias corrientes internas recibidas del sector público	308.629.066
De la República	308.629.066
INGRESOS DE CAPITAL	**190.000.000**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	190.000.000
Transferencias y donaciones de capital del sector público	190.000.000
Transferencias de capital recibidas del sector público	190.000.000
De la República	190.000.000
TOTAL RECURSOS	**533.629.066**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**329.961.118**
GASTOS DE CONSUMO	321.161.118
Remuneraciones	240.209.066
Sueldos, salarios y otras retribuciones	116.187.646
Beneficios y complementos de sueldos y salarios	45.977.920
Aportes patronales	11.415.519
Prestaciones sociales y otras indemnizaciones	8.466.800
Asistencia socioeconómica	58.071.181
Otros gastos de personal	90.000
Compra de bienes y servicios	48.920.052
Bienes de consumo	18.060.552
Servicios no personales	30.859.500
Impuestos indirectos	32.032.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.800.000
Al sector privado	8.500.000
Transferencias corrientes al sector privado	8.000.000
Directas a personas	8.000.000
Pensiones y otros beneficios asociados	1.834.500
Jubilaciones y otros beneficios asociados	6.165.500
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000
Al sector público	300.000
Donaciones corrientes al sector público	300.000
A la República	300.000
GASTOS DE CAPITAL	**203.667.948**
INVERSIÓN REAL DIRECTA	203.667.948
Formación bruta de capital fijo	203.667.948
Maquinaria, equipos y otros bienes muebles	13.667.948
Construcciones de bienes de dominio privado	55.600.000
Construcciones de bienes de dominio público	99.600.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Producción propia (gastos capitalizables)	34.800.000
Compra de bienes y servicios	34.800.000
Bienes de consumo	4.000.000
Servicios no personales	30.800.000
TOTAL GASTOS	**533.629.066**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
26053	A08440012000	Programa sustentable de la pesca artesanal y de la acuicultura (obras complementarias/convenio MAT- Ramón Vizcaíno)	10/01/2006	28/12/2017	89.025.000	70.000.000	124.000.000	678.295.271	961.320.271
121075	A08440032000	Construcción y recuperación de la infraestructura pesquera (muelles) para el fortalecimiento del sector artesanal (Fase I)	02/01/2014	31/12/2017	28.579.446	120.000.000	825.700.000	465.720.554	1.440.000.000
TOTAL					117.604.446	190.000.000	949.700.000	1.144.015.825	2.401.320.271

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
26053	Programa sustentable de la pesca artesanal y de la acuicultura (obras complementarias/convenio MAT- Ramón Vizcaíno)	Centro			38		70.000.000			70.000.000
121075	Construcción y recuperación de la infraestructura pesquera (muelles) para el fortalecimiento del sector artesanal (Fase I)	Puerto			6		120.000.000			120.000.000
	TOTAL						**190.000.000**			**190.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	35.000.000	215.629.066			250.629.066
02	Gestión administrativa		85.000.000			85.000.000
03	Previsión y protección social		8.000.000			8.000.000
	TOTAL	**35.000.000**	**308.629.066**			**343.629.066**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**290**	**326**	**272**	**888**	**38.239.512**	**3.947.400**	**42.186.912**
Alto Nivel y de Dirección	1			1	25.512		25.512
Directivo	39	35	69	143	6.874.139	687.414	7.561.553
Profesional y Técnico	168	105	89	362	17.401.666	1.740.167	19.141.833
Personal Administrativo	37	49	86	172	8.268.195	826.819	9.095.014
Obrero	45	137	28	210	5.670.000	693.000	6.363.000
Personal Contratado	**130**	**170**		**300**	**12.600.000**		**12.600.000**
Profesional y Técnico	130	170		300	12.600.000		12.600.000
TOTAL	**420**	**496**	**272**	**1.188**	**50.839.512**	**3.947.400**	**54.786.912**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**42**	**46**	**88**	**6.165.500**
Empleados	42	46	88	6.165.500
Pensionados	**13**	**12**	**25**	**1.834.500**
Empleados	13	12	25	1.834.500
TOTAL	**55**	**58**	**113**	**8.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	240.209.066
4.02	Materiales, suministros y mercancías	22.060.552
4.03	Servicios no personales	93.691.500
4.04	Activos reales	168.867.948
4.07	Transferencias y donaciones	8.800.000
	TOTAL	**533.629.066**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**343.629.066**
INGRESOS CORRIENTES ORDINARIOS	343.629.066
INGRESOS NO TRIBUTARIOS	35.000.000
Tasas	35.000.000
TRANSFERENCIAS CORRIENTES	308.629.066
Transferencias corrientes del sector público	308.629.066
Transferencias corrientes internas recibidas del sector público	308.629.066
De la República	308.629.066
Ministerio del Poder Popular para la Agricultura y Tierras	308.629.066
Recursos Ordinarios	308.629.066
1.2 GASTOS CORRIENTES	**329.961.118**
GASTOS DE CONSUMO	321.161.118
Remuneraciones	240.209.066
Sueldos, salarios y otras retribuciones	116.187.646
Beneficios y complementos de sueldos y salarios	45.977.920
Aportes patronales	11.415.519
Prestaciones sociales y otras indemnizaciones	8.466.800
Asistencia socioeconómica	58.071.181
Otros gastos de personal	90.000
Compra de bienes y servicios	48.920.052
Bienes de consumo	18.060.552
Servicios no personales	30.859.500
Impuestos indirectos	32.032.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.800.000
Al sector privado	8.500.000
Transferencias corrientes al sector privado	8.000.000
Directas a personas	8.000.000
Pensiones y otros beneficios asociados	1.834.500
Jubilaciones y otros beneficios asociados	6.165.500

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000
Al sector público	300.000
Donaciones corrientes al sector público	300.000
A la República	300.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**13.667.948**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**203.667.948**
RECURSOS PROPIOS DE CAPITAL	13.667.948
Ahorro en cuenta corriente	13.667.948
TRANSFERENCIAS Y DONACIONES DE CAPITAL	190.000.000
Transferencias y donaciones de capital del sector público	190.000.000
Transferencias de capital recibidas del sector público	190.000.000
De la República	190.000.000
Ministerio del Poder Popular para la Agricultura y Tierras	190.000.000
Recursos Ordinarios	190.000.000
2.2 GASTOS DE CAPITAL	**203.667.948**
INVERSIÓN REAL DIRECTA	203.667.948
Formación bruta de capital fijo	203.667.948
Maquinaria, equipos y otros bienes muebles	13.667.948
Construcciones de bienes de dominio privado	55.600.000
Construcciones de bienes de dominio público	99.600.000
Producción propia (gastos capitalizables)	34.800.000
Compra de bienes y servicios	34.800.000
Bienes de consumo	4.000.000
Servicios no personales	30.800.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0933

Instituto Nacional de Desarrollo Rural (INDER)

INSTITUTO NACIONAL DE DESARROLLO RURAL (Inder)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el año 2015 el Instituto continuará fortaleciendo el desarrollo rural integral del país, dirigiendo, coordinando y ejecutando las políticas y los planes nacionales vinculados con el registro y el saneamiento de tierras que establezca el Ejecutivo Nacional; igualmente, promoverá y velará por el uso sustentable de los recursos hídricos de los sistemas de riego, para lo cual fomentará, dirigirá, ejecutará y dará mantenimiento a la infraestructura de los servicios de apoyo rural propiedad del Estado, para fortalecer la producción, transformación y comercialización de rubros agroalimentarios, por lo que su gestión se orientará a la implementación de procesos participativos y de compromisos con el protagonismo y la responsabilidad de las comunidades rurales, los productores y productoras. Además, impulsará la construcción, rehabilitación y mantenimiento de la infraestructura productiva de los sistemas de riego, saneamiento de tierras, vialidad y servicios básicos de apoyo a la producción agrícola nacional.

Los proyectos que ejecutará el Inder se enmarcan dentro de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, relativos a garantizarle a los campesinos y campesinas, productores y productoras, y a su vez a las distintas formas colectivas y empresas socialistas el acceso a los recursos necesarios como tierra, agua, riego y semillas que sustenten la producción e impulso del uso racional de los mismos. En este sentido, orientará su gestión hacia la construcción, rehabilitación y consolidación de la vialidad agrícola a nivel nacional y la construcción de centros de acopio.

El Presupuesto de Ingresos y Gastos para el ejercicio económico financiero 2015 asciende a la cantidad de Bs. 622.279.852, de los cuales Bs. 408.716.000 se destinarán a la inversión en proyectos y Bs. 213.563.852 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**203.563.852**
INGRESOS CORRIENTES ORDINARIOS	203.563.852
TRANSFERENCIAS CORRIENTES	203.563.852
Transferencias corrientes del sector público	203.563.852
Transferencias corrientes internas recibidas del sector público	203.563.852
De la República	203.563.852
INGRESOS DE CAPITAL	**418.716.000**
RECURSOS PROPIOS DE CAPITAL	10.000.000
Incremento de la depreciación y amortización acumuladas	10.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	408.716.000
Transferencias y donaciones de capital del sector público	408.716.000
Transferencias de capital recibidas del sector público	408.716.000
De la República	408.716.000
TOTAL RECURSOS	**622.279.852**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**208.270.741**
GASTOS DE CONSUMO	205.573.061
Remuneraciones	133.856.498
Sueldos, salarios y otras retribuciones	44.859.191
Beneficios y complementos de sueldos y salarios	32.314.206
Aportes patronales	8.027.242
Prestaciones sociales y otras indemnizaciones	6.403.454
Asistencia socioeconómica	42.252.405
Compra de bienes y servicios	55.658.221
Bienes de consumo	29.939.578
Servicios no personales	25.718.643
Impuestos indirectos	6.058.342
Depreciación y amortización	10.000.000
GASTOS DE LA PROPIEDAD	1.000.000
Derechos sobre bienes intangibles	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.697.680
Al sector privado	1.697.680
Transferencias corrientes al sector privado	497.680
Directas a personas	497.680
Jubilaciones y otros beneficios asociados	497.680
Donaciones corrientes al sector privado	1.200.000
Donaciones a personas	1.000.000
Donaciones a instituciones sin fines de lucro	200.000
GASTOS DE CAPITAL	**414.009.111**
INVERSIÓN REAL DIRECTA	414.009.111
Formación bruta de capital fijo	414.009.111
Maquinaria, equipos y otros bienes muebles	5.293.111
Construcciones de bienes de dominio privado	141.447.561
Construcciones de bienes de dominio público	131.216.478
Producción propia (gastos capitalizables)	136.051.961

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	92.894.539
Bienes de consumo	64.485.797
Servicios no personales	28.408.742
Impuestos indirectos	43.157.422
TOTAL GASTOS	**622.279.852**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125734	Construcción y rehabilitación de centros de acopio a nivel nacional (Etapa II)	Obra			24		158.716.000			158.716.000
125824	Rehabilitación y consolidación de la infraestructura hidroagrícola a nivel nacional	Hectárea			464		250.000.000			250.000.000
TOTAL							**408.716.000**			**408.716.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		136.066.172			136.066.172
02	Gestión administrativa	10.000.000	67.000.000			77.000.000
03	Previsión y protección social		497.680			497.680
TOTAL		**10.000.000**	**203.563.852**			**213.563.852**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**272**	**338**	**192**	**802**	**27.555.450**	**717.103**	**28.272.553**
Alto Nivel y de Dirección		1		1	66.000		66.000
Directivo	13	26	28	67	1.780.942		1.780.942
Profesional y Técnico	208	187	78	473	17.436.323	263.564	17.699.887
Personal Administrativo	26	21	86	133	4.917.937		4.917.937
Obrero	25	103		128	3.354.248	453.539	3.807.787
Personal Contratado	**58**	**125**		**183**	**5.619.110**		**5.619.110**
Profesional y Técnico	30	60		90	2.921.937		2.921.937
Personal Administrativo	28	65		93	2.697.173		2.697.173
TOTAL	**330**	**463**	**192**	**985**	**33.174.560**	**717.103**	**33.891.663**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**497.680**
Empleados		1	1	497.680
TOTAL		**1**	**1**	**497.680**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	133.856.498
4.02	Materiales, suministros y mercancías	94.425.375
4.03	Servicios no personales	104.343.149
4.04	Activos reales	277.957.150
4.07	Transferencias y donaciones	1.697.680
4.08	Otros gastos	10.000.000
	TOTAL	**622.279.852**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**203.563.852**
INGRESOS CORRIENTES ORDINARIOS	203.563.852
TRANSFERENCIAS CORRIENTES	203.563.852
Transferencias corrientes del sector público	203.563.852
Transferencias corrientes internas recibidas del sector público	203.563.852
De la República	203.563.852
Ministerio del Poder Popular para la Agricultura y Tierras	203.563.852
Recursos Ordinarios	203.563.852
1.2 GASTOS CORRIENTES	**208.270.741**
GASTOS DE CONSUMO	205.573.061
Remuneraciones	133.856.498
Sueldos, salarios y otras retribuciones	44.859.191
Beneficios y complementos de sueldos y salarios	32.314.206
Aportes patronales	8.027.242
Prestaciones sociales y otras indemnizaciones	6.403.454
Asistencia socioeconómica	42.252.405
Compra de bienes y servicios	55.658.221
Bienes de consumo	29.939.578
Servicios no personales	25.718.643
Impuestos indirectos	6.058.342
Depreciación y amortización	10.000.000
GASTOS DE LA PROPIEDAD	1.000.000
Derechos sobre bienes intangibles	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.697.680
Al sector privado	1.697.680
Transferencias corrientes al sector privado	497.680
Directas a personas	497.680
Jubilaciones y otros beneficios asociados	497.680
Donaciones corrientes al sector privado	1.200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a personas	1.000.000
Donaciones a instituciones sin fines de lucro	200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.706.889)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**414.009.111**
RECURSOS PROPIOS DE CAPITAL	5.293.111
Desahorro en cuenta corriente	(4.706.889)
Incremento de la depreciación y amortización acumuladas	10.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	408.716.000
Transferencias y donaciones de capital del sector público	408.716.000
Transferencias de capital recibidas del sector público	408.716.000
De la República	408.716.000
Ministerio del Poder Popular para la Agricultura y Tierras	408.716.000
Recursos Ordinarios	408.716.000
2.2 GASTOS DE CAPITAL	**414.009.111**
INVERSIÓN REAL DIRECTA	414.009.111
Formación bruta de capital fijo	414.009.111
Maquinaria, equipos y otros bienes muebles	5.293.111
Construcciones de bienes de dominio privado	141.447.561
Construcciones de bienes de dominio público	131.216.478
Producción propia (gastos capitalizables)	136.051.961
Compra de bienes y servicios	92.894.539
Bienes de consumo	64.485.797
Servicios no personales	28.408.742
Impuestos indirectos	43.157.422
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0935

Instituto Nacional de Tierras (INTI)

INSTITUTO NACIONAL DE TIERRAS (Inti)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Tierras tiene como objetivo para el año 2015 seguir ejerciendo la administración, redistribución, regularización y uso de las tierras de vocación agraria de acuerdo a las atribuciones previstas en la Ley de Tierras y Desarrollo Agrario, teniendo como ámbito de acción la planificación, fomento y ejecución de los proyectos de mejoramiento de las tierras adjudicadas, a los fines de hacerlas productivas. Su gestión se fundamenta en lo establecido en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en lo relativo a eliminar definitivamente el latifundio, realizar un proceso de organización y zonificación agroecológica en base a las capacidades de uso de la tierra y crear un sistema de catastro rural para garantizar el acceso justo y uso racional del recurso suelo.

Para el año 2015 se desarrollarán planes y programas de afectación de tierras y pago de bienhechurías, optimización de los sistemas y plataforma tecnológica de los procesos de regularización y rescate de tierras; además, se realizará el inventario nacional de las tierras con vocación agraria, se promoverá la agricultura familiar como estrategia para la masificación de la producción de alimentos y se creará el Fondo Editorial del Inti “Eliecer Otaiza”.

El Presupuesto de Ingresos y Gastos del año 2015 asciende a la cantidad de Bs. 681.554.958, distribuido en Bs. 326.876.575 para proyectos y Bs. 354.678.383 para acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**354.595.097**
INGRESOS CORRIENTES ORDINARIOS	354.595.097
TRANSFERENCIAS CORRIENTES	354.595.097
Transferencias corrientes del sector público	354.595.097
Transferencias corrientes internas recibidas del sector público	354.595.097
De la República	354.595.097
INGRESOS DE CAPITAL	**326.959.861**
RECURSOS PROPIOS DE CAPITAL	83.286
Incremento de la depreciación y amortización acumuladas	83.286
TRANSFERENCIAS Y DONACIONES DE CAPITAL	326.876.575
Transferencias y donaciones de capital del sector público	326.876.575
Transferencias de capital recibidas del sector público	326.876.575
De la República	326.876.575
TOTAL RECURSOS	**681.554.958**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**334.180.614**
GASTOS DE CONSUMO	324.548.428
Remuneraciones	240.326.095
Sueldos, salarios y otras retribuciones	99.354.972
Beneficios y complementos de sueldos y salarios	38.699.527
Aportes patronales	20.822.645
Prestaciones sociales y otras indemnizaciones	35.485.040
Asistencia socioeconómica	45.963.911
Compra de bienes y servicios	71.044.943
Bienes de consumo	25.375.616
Servicios no personales	45.669.327
Impuestos indirectos	13.094.104
Depreciación y amortización	83.286
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.632.186
Al sector privado	9.632.186
Transferencias corrientes al sector privado	8.348.470
Directas a personas	8.348.470
Pensiones y otros beneficios asociados	4.067.203
Jubilaciones y otros beneficios asociados	4.281.267
Donaciones corrientes al sector privado	1.283.716
Donaciones a personas	1.180.972
Donaciones a instituciones sin fines de lucro	102.744
GASTOS DE CAPITAL	**342.415.944**
INVERSIÓN REAL DIRECTA	342.415.944
Formación bruta de capital fijo	330.315.944
Edificios e instalaciones	52.450.000
Maquinaria, equipos y otros bienes muebles	112.956.950
Construcciones de bienes de dominio privado	885.784
Construcciones de bienes de dominio público	2.369.189
Producción propia (gastos capitalizables)	161.654.021

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Remuneraciones	28.579.548
Sueldos, salarios y otras retribuciones	5.291.531
Beneficios y complementos de sueldos y salarios	8.645.008
Aportes patronales	1.020.209
Prestaciones sociales y otras indemnizaciones	1.738.407
Asistencia socioeconómica	11.884.393
Compra de bienes y servicios	110.717.440
Bienes de consumo	54.998.192
Servicios no personales	55.719.248
Impuestos indirectos	22.357.033
Tierras y terrenos	12.100.000
APLICACIONES FINANCIERAS	**4.958.400**
DISMINUCIÓN DE PASIVOS	4.958.400
Disminución de cuentas y efectos por pagar	4.958.400
Disminución de cuentas y efectos por pagar a corto plazo	4.958.400
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.200.000
Disminución cuentas por pagar a proveedores a corto plazo	3.758.400
TOTAL GASTOS	**681.554.958**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2015
125750	Afectación de tierras y pago de bienhechurías 2015	Indemnización			12		100.000.000			100.000.000
125797	Inventario nacional de las tierras de vocación agraria	Hectárea			80.000		45.406.523			45.406.523
125807	Optimización de los sistemas y plataforma tecnológica de los procesos de regularización y rescates de tierras dentro del Inti central y sus oficinas regionales	Plataforma Tecnológica			24		43.079.043			43.079.043
125826	Evaluación de la vocación de uso de las tierras 2015	Hectárea			15.000		20.000.000			20.000.000
125849	Avanzada agraria para el rescate y regularización de tierras en la construcción del socialismo agrario 2015	Hectárea			250.000		47.159.375			47.159.375
125907	Promoción de la agricultura familiar como estrategia para la masificación de la producción de alimentos	Sala			50		20.000.000			20.000.000
125908	Fondo editorial del Inti: Eliézer Otaiza	Fondo			1		20.252.882			20.252.882
125970	Plan nacional de formación patria campesina, 2da Fase	Sala			150		30.978.752			30.978.752
TOTAL							**326.876.575**			**326.876.575**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		264.070.157			264.070.157
02	Gestión administrativa	83.286	80.587.057			80.670.343
03	Previsión y protección social		6.850.871			6.850.871
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		3.087.012			3.087.012
	TOTAL	**83.286**	**354.595.097**			**354.678.383**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**947**	**1.148**	**347**	**2.442**	**29.291.429**	**4.393.714**	**33.685.143**
Alto Nivel y de Dirección		1		1	36.459		36.459
Directivo	46	80	27	153	3.200.000		3.200.000
Profesional y Técnico	658	612	281	1.551	17.585.445	2.010.558	19.596.003
Personal Administrativo	140	110	39	289	4.527.618	1.791.870	6.319.488
Obrero	103	345		448	3.941.907	591.286	4.533.193
Personal Fijo a Tiempo Parcial	**20**	**20**		**40**	**31.814**		**31.814**
Obrero	20	20		40	31.814		31.814
Personal Contratado	**566**	**539**		**1.105**	**18.959.761**		**18.959.761**
Profesional y Técnico	476	411		887	10.760.523		10.760.523
Personal Administrativo	77	114		191	7.854.896		7.854.896
Personal Médico	7	7		14	115.284		115.284
Obrero	6	7		13	229.058		229.058
TOTAL	1.533	1.707	347	3.587	48.283.004	4.393.714	52.676.718

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**10**	**10**	**20**	**4.281.267**
Empleados	10	10	20	4.281.267
Pensionados	**9**	**10**	**19**	**4.067.203**
Empleados	9	10	19	4.067.203
TOTAL	19	20	39	8.348.470

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	268.905.643
4.02	Materiales, suministros y mercancías	80.373.808
4.03	Servicios no personales	136.839.712
4.04	Activos reales	180.761.923
4.07	Transferencias y donaciones	9.632.186
4.08	Otros gastos	83.286
4.11	Disminución de pasivos	4.958.400
	TOTAL	**681.554.958**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**354.595.097**
INGRESOS CORRIENTES ORDINARIOS	354.595.097
TRANSFERENCIAS CORRIENTES	354.595.097
Transferencias corrientes del sector público	354.595.097
Transferencias corrientes internas recibidas del sector público	354.595.097
De la República	354.595.097
Ministerio del Poder Popular para la Agricultura y Tierras	354.595.097
Recursos Ordinarios	354.595.097
1.2 GASTOS CORRIENTES	**334.180.614**
GASTOS DE CONSUMO	324.548.428
Remuneraciones	240.326.095
Sueldos, salarios y otras retribuciones	99.354.972
Beneficios y complementos de sueldos y salarios	38.699.527
Aportes patronales	20.822.645
Prestaciones sociales y otras indemnizaciones	35.485.040
Asistencia socioeconómica	45.963.911
Compra de bienes y servicios	71.044.943
Bienes de consumo	25.375.616
Servicios no personales	45.669.327
Impuestos indirectos	13.094.104
Depreciación y amortización	83.286
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.632.186
Al sector privado	9.632.186
Transferencias corrientes al sector privado	8.348.470
Directas a personas	8.348.470
Pensiones y otros beneficios asociados	4.067.203
Jubilaciones y otros beneficios asociados	4.281.267
Donaciones corrientes al sector privado	1.283.716
Donaciones a personas	1.180.972

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a instituciones sin fines de lucro	102.744
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**20.414.483**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**347.374.344**
RECURSOS PROPIOS DE CAPITAL	20.497.769
Ahorro en cuenta corriente	20.414.483
Incremento de la depreciación y amortización acumuladas	83.286
TRANSFERENCIAS Y DONACIONES DE CAPITAL	326.876.575
Transferencias y donaciones de capital del sector público	326.876.575
Transferencias de capital recibidas del sector público	326.876.575
De la República	326.876.575
Ministerio del Poder Popular para la Agricultura y Tierras	326.876.575
Recursos Ordinarios	326.876.575
2.2 GASTOS DE CAPITAL	**342.415.944**
INVERSIÓN REAL DIRECTA	342.415.944
Formación bruta de capital fijo	330.315.944
Edificios e instalaciones	52.450.000
Maquinaria, equipos y otros bienes muebles	112.956.950
Construcciones de bienes de dominio privado	885.784
Construcciones de bienes de dominio público	2.369.189
Producción propia (gastos capitalizables)	161.654.021
Remuneraciones	28.579.548
Sueldos, salarios y otras retribuciones	5.291.531
Beneficios y complementos de sueldos y salarios	8.645.008
Aportes patronales	1.020.209
Prestaciones sociales y otras indemnizaciones	1.738.407
Asistencia socioeconómica	11.884.393
Compra de bienes y servicios	110.717.440
Bienes de consumo	54.998.192
Servicios no personales	55.719.248

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Impuestos indirectos	22.357.033
Tierras y terrenos	12.100.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**4.958.400**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.958.400**
SUPERÁVIT FINANCIERO	4.958.400
3.2 APLICACIONES FINANCIERAS	**4.958.400**
DISMINUCIÓN DE PASIVOS	4.958.400
Disminución de cuentas y efectos por pagar	4.958.400
Disminución de cuentas y efectos por pagar a corto plazo	4.958.400
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.200.000
Disminución cuentas por pagar a proveedores a corto plazo	3.758.400

A1302

Fondo para el Desarrollo Agrario Socialista (FONDAS)

FONDO PARA EL DESARROLLO AGRARIO SOCIALISTA (Fondas)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo para el Desarrollo Agrario Socialista, en el año 2015 continuará contribuyendo al alcance y consolidación de la soberanía y la seguridad alimentaria, impulsando la participación de los productores y productoras bajo las formas organizativas como son los consejos comunales y consejos de campesinos, de pescadores e indígenas; además, de las redes de productores libres y asociados, a los fines de atenderlos mediante el financiamiento de la actividad productiva en los sectores vegetal, animal, forestal, acuícola y pesquero. Su gestión está orientada a fortalecer el desarrollo de un sistema agrario socialista conforme a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en cuanto a la implementación de un conjunto de políticas públicas de apoyo a la producción, organización del sector rural y participación del poder popular campesino.

Durante el año 2015 se desarrollarán proyectos orientados al fortalecimiento de la capacidad logística del sistema de distribución y comercialización, así como la consolidación del proceso formativo integral para la construcción colectiva y cooperativa del modelo agrario socialista.

El Presupuesto de Ingresos y Gastos para el año 2015 alcanza la cantidad de Bs. 170.722.783, de los cuales corresponden Bs. 29.534.842 para proyectos y Bs. 141.187.941 para las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**170.446.538**
INGRESOS CORRIENTES ORDINARIOS	170.446.538
TRANSFERENCIAS CORRIENTES	170.446.538
Transferencias corrientes del sector público	170.446.538
Transferencias corrientes internas recibidas del sector público	170.446.538
De la República	170.446.538
INGRESOS DE CAPITAL	**276.245**
RECURSOS PROPIOS DE CAPITAL	6.560
Incremento de la depreciación y amortización acumuladas	6.560
TRANSFERENCIAS Y DONACIONES DE CAPITAL	269.685
Transferencias y donaciones de capital del sector público	269.685
Transferencias de capital recibidas del sector público	269.685
De la República	269.685
TOTAL RECURSOS	**170.722.783**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**170.453.098**
GASTOS DE CONSUMO	170.309.444
Remuneraciones	124.783.007
Sueldos, salarios y otras retribuciones	37.373.737
Beneficios y complementos de sueldos y salarios	18.752.773
Aportes patronales	12.514.401
Prestaciones sociales y otras indemnizaciones	12.421.415
Asistencia socioeconómica	43.720.681
Compra de bienes y servicios	43.434.442
Bienes de consumo	24.561.152
Servicios no personales	18.873.290
Impuestos indirectos	2.085.435
Depreciación y amortización	6.560
GASTOS DE LA PROPIEDAD	143.654
Derechos sobre bienes intangibles	143.654
GASTOS DE CAPITAL	**269.685**
INVERSIÓN REAL DIRECTA	269.685
Formación bruta de capital fijo	269.685
Maquinaria, equipos y otros bienes muebles	269.685
TOTAL GASTOS	**170.722.783**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125959	Fortalecimiento de la capacidad logística del sistema de distribución y comercialización del Fondas año 2015	Tonelada			9.600		15.711.500			15.711.500
126073	Fortalecimiento del proceso formativo integral para la construcción colectiva y cooperativa de un modelo agrario socialista para el año 2015	Capacitación	3.000	3.000	6.000		13.823.342			13.823.342
	TOTAL						**29.534.842**			**29.534.842**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		125.000.000			125.000.000
02	Gestión administrativa	6.560	16.181.381			16.187.941
	TOTAL	**6.560**	**141.181.381**			**141.187.941**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**161**	**500**		**661**	**6.238.619**		**6.238.619**
Alto Nivel y de Dirección		1		1	55.500		55.500
Directivo	56	108		164	3.000.946		3.000.946
Obrero	105	391		496	3.182.173		3.182.173
Personal Contratado	**1.013**	**1.222**		**2.235**	**28.880.624**		**28.880.624**
Profesional y Técnico	1.013	1.222		2.235	28.880.624		28.880.624
TOTAL	**1.174**	**1.722**		**2.896**	**35.119.243**		**35.119.243**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	124.783.007
4.02	Materiales, suministros y mercancías	24.561.152
4.03	Servicios no personales	21.102.379
4.04	Activos reales	269.685
4.08	Otros gastos	6.560
	TOTAL	**170.722.783**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**170.446.538**
INGRESOS CORRIENTES ORDINARIOS	170.446.538
TRANSFERENCIAS CORRIENTES	170.446.538
Transferencias corrientes del sector público	170.446.538
Transferencias corrientes internas recibidas del sector público	170.446.538
De la República	170.446.538
Ministerio del Poder Popular para la Agricultura y Tierras	170.446.538
Recursos Ordinarios	170.446.538
1.2 GASTOS CORRIENTES	**170.453.098**
GASTOS DE CONSUMO	170.309.444
Remuneraciones	124.783.007
Sueldos, salarios y otras retribuciones	37.373.737
Beneficios y complementos de sueldos y salarios	18.752.773
Aportes patronales	12.514.401
Prestaciones sociales y otras indemnizaciones	12.421.415
Asistencia socioeconómica	43.720.681
Compra de bienes y servicios	43.434.442
Bienes de consumo	24.561.152
Servicios no personales	18.873.290
Impuestos indirectos	2.085.435
Depreciación y amortización	6.560
GASTOS DE LA PROPIEDAD	143.654
Derechos sobre bienes intangibles	143.654
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.560)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**269.685**
RECURSOS PROPIOS DE CAPITAL	0
Desahorro en cuenta corriente	(6.560)
Incremento de la depreciación y amortización acumuladas	6.560

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES DE CAPITAL	269.685
Transferencias y donaciones de capital del sector público	269.685
Transferencias de capital recibidas del sector público	269.685
De la República	269.685
Ministerio del Poder Popular para la Agricultura y Tierras	269.685
Recursos Ordinarios	269.685
2.2 GASTOS DE CAPITAL	**269.685**
INVERSIÓN REAL DIRECTA	269.685
Formación bruta de capital fijo	269.685
Maquinaria, equipos y otros bienes muebles	269.685
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1330

Instituto Nacional de Salud Agrícola Integral (INSAI)

INSTITUTO NACIONAL DE SALUD AGRÍCOLA INTEGRAL (Insai)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Salud Agrícola Integral para el Ejercicio Económico Financiero 2015 tiene como objetivo principal la consolidación, fortalecimiento y desarrollo de sus competencias, a través de sus pilares fundamentales como son las inspectorías, recintos cuarentenarios, centros de expedición de guías de movilización animal y vegetal, laboratorios de diagnóstico fitosanitarios y zoosanitarios y laboratorios de producción de bioinsumos; así como la municipalización de la acción institucional para garantizar la soberanía agroalimentaria en el marco de la salud agrícola integral del país, promoviendo la incorporación de desarrollo científico y tecnológico.

Es por ello, que para al año 2015 enmarcado dentro de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, se desarrollarán actividades que favorecerán el fortalecimiento de la salud animal integral, mediante la elaboración, diseño y desarrollo de planes y proyectos orientados a la prevención, control y erradicación de plagas y enfermedades que afecten a los animales, productos y subproductos de origen animal y velará por la calidad y seguridad de los insumos agrícolas; así como la implementación de prácticas agroecológicas y procesos de participación comunitaria.

El Presupuesto de Ingresos y Gastos para el año 2015 asciende a Bs. 364.609.466, de los cuales estarán destinados a proyectos Bs. 80.000.000 y a las acciones centralizadas Bs. 284.609.466.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**364.409.466**
INGRESOS CORRIENTES ORDINARIOS	364.409.466
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	158.002.881
Venta de otros bienes y servicios	158.002.881
TRANSFERENCIAS CORRIENTES	206.406.585
Transferencias corrientes del sector público	206.406.585
Transferencias corrientes internas recibidas del sector público	206.406.585
De la República	206.406.585
INGRESOS DE CAPITAL	**200.000**
RECURSOS PROPIOS DE CAPITAL	200.000
Incremento de la depreciación y amortización acumuladas	200.000
TOTAL RECURSOS	**364.609.466**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**327.873.294**
GASTOS DE CONSUMO	324.773.294
Remuneraciones	192.253.719
Sueldos, salarios y otras retribuciones	116.842.116
Beneficios y complementos de sueldos y salarios	25.547.860
Aportes patronales	1.149.888
Prestaciones sociales y otras indemnizaciones	12.284.053
Asistencia socioeconómica	35.919.802
Otros gastos de personal	510.000
Compra de bienes y servicios	118.766.148
Bienes de consumo	62.576.131
Servicios no personales	56.190.017
Impuestos indirectos	13.553.427
Depreciación y amortización	200.000
GASTOS DE LA PROPIEDAD	200.000
Derechos sobre bienes intangibles	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Al sector privado	2.000.000
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	1.800.000
Donaciones a instituciones sin fines de lucro	200.000
OTROS GASTOS CORRIENTES	900.000
Indemnizaciones y sanciones pecuniarias	900.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	800.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
GASTOS DE CAPITAL	**33.253.098**
INVERSIÓN REAL DIRECTA	33.253.098
Formación bruta de capital fijo	33.203.098
Maquinaria, equipos y otros bienes muebles	25.653.098

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Bienes preexistentes	50.000
Construcciones de bienes de dominio privado	7.500.000
Bienes intangibles	50.000
APLICACIONES FINANCIERAS	**3.483.074**
DISMINUCIÓN DE PASIVOS	3.483.074
Disminución de cuentas y efectos por pagar	3.483.074
Disminución de cuentas y efectos por pagar a corto plazo	3.483.074
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.400.000
Disminución de aportes patronales y retenciones laborales por pagar	683.074
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	463.074
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	150.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	70.000
Disminución cuentas por pagar a proveedores a corto plazo	1.400.000
TOTAL GASTOS	**364.609.466**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125685	Fortalecimiento del sistema nacional de salud animal integral de la República Bolivariana de Venezuela 2015	Animal			15.000.000		80.000.000			80.000.000
TOTAL							**80.000.000**			**80.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	96.805.003	77.348.715			174.153.718
02	Gestión administrativa	61.397.878	48.257.870			109.655.748
03	Previsión y protección social		800.000			800.000
TOTAL		**158.202.881**	**126.406.585**			**284.609.466**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**357**	**290**		**647**	**58.112.460**	**4.876.304**	**62.988.764**
Alto Nivel y de Dirección		1		1	82.000	5.000	87.000
Directivo	26	48		74	14.828.697	1.244.298	16.072.995
Profesional y Técnico	168	114		282	23.145.913	1.327.006	24.472.919
Obrero	163	127		290	20.055.850	2.300.000	22.355.850
Personal Contratado	**1.243**	**1.111**		**2.354**	**41.069.948**		**41.069.948**
Profesional y Técnico	1.079	904		1.983	39.019.948		39.019.948
Obrero	164	207		371	2.050.000		2.050.000
TOTAL	**1.600**	**1.401**		**3.001**	**99.182.408**	**4.876.304**	**104.058.712**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	192.253.719
4.02	Materiales, suministros y mercancías	62.576.131
4.03	Servicios no personales	69.943.444
4.04	Activos reales	33.253.098
4.07	Transferencias y donaciones	2.000.000
4.08	Otros gastos	1.100.000
4.11	Disminución de pasivos	3.483.074
	TOTAL	**364.609.466**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**364.409.466**
INGRESOS CORRIENTES ORDINARIOS	364.409.466
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	158.002.881
Venta de otros bienes y servicios	158.002.881
TRANSFERENCIAS CORRIENTES	206.406.585
Transferencias corrientes del sector público	206.406.585
Transferencias corrientes internas recibidas del sector público	206.406.585
De la República	206.406.585
Ministerio del Poder Popular para la Agricultura y Tierras	206.406.585
Recursos Ordinarios	206.406.585
1.2 GASTOS CORRIENTES	**327.873.294**
GASTOS DE CONSUMO	324.773.294
Remuneraciones	192.253.719
Sueldos, salarios y otras retribuciones	116.842.116
Beneficios y complementos de sueldos y salarios	25.547.860
Aportes patronales	1.149.888
Prestaciones sociales y otras indemnizaciones	12.284.053
Asistencia socioeconómica	35.919.802
Otros gastos de personal	510.000
Compra de bienes y servicios	118.766.148
Bienes de consumo	62.576.131
Servicios no personales	56.190.017
Impuestos indirectos	13.553.427
Depreciación y amortización	200.000
GASTOS DE LA PROPIEDAD	200.000
Derechos sobre bienes intangibles	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Al sector privado	2.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	1.800.000
Donaciones a instituciones sin fines de lucro	200.000
OTROS GASTOS CORRIENTES	900.000
Indemnizaciones y sanciones pecuniarias	900.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	800.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**36.536.172**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**36.736.172**
RECURSOS PROPIOS DE CAPITAL	36.736.172
Ahorro en cuenta corriente	36.536.172
Incremento de la depreciación y amortización acumuladas	200.000
2.2 GASTOS DE CAPITAL	**33.253.098**
INVERSIÓN REAL DIRECTA	33.253.098
Formación bruta de capital fijo	33.203.098
Maquinaria, equipos y otros bienes muebles	25.653.098
Bienes preexistentes	50.000
Construcciones de bienes de dominio privado	7.500.000
Bienes intangibles	50.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**3.483.074**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.483.074**
SUPERÁVIT FINANCIERO	3.483.074
3.2 APLICACIONES FINANCIERAS	**3.483.074**
DISMINUCIÓN DE PASIVOS	3.483.074
Disminución de cuentas y efectos por pagar	3.483.074
Disminución de cuentas y efectos por pagar a corto plazo	3.483.074
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.400.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar	683.074
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	463.074
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	150.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	70.000
Disminución cuentas por pagar a proveedores a corto plazo	1.400.000

Exhibit C to the Annual Report on Form 18-K of the Bolivarian Republic of Venezuela

2015 Annual Budget Vol. 3 of 5

REPÚBLICA BOLIVARIANA DE VENEZUELA


INDEPENDENCIA
FEDERACION
REPUBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2015

Título III

TOMO II

36
Ministerio del Poder Popular para la Comunicación y la Información

Ministerio del Poder Popular para la Comunicación y la Información

A0010 Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)

A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial

A0451 Fundación Villa del Cine

A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films

A0468 Fundación Televisora Venezolana Social (TEVES)

A0474 Fundación Premio Nacional de Periodismo

A0490 Fundación Ávila TV

A1601 Fundación El Correo del Orinoco

A0010

Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)

INSTITUTO AUTÓNOMO COMISIÓN NACIONAL DE TELECOMUNICACIONES (CONATEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL), elaboró su presupuesto para el Ejercicio Económico Financiero 2015, de acuerdo con lo establecido en las Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en los principios y objetivos planteados en las líneas generales del Plan Nacional de Telecomunicaciones, Informática y Servicios Postales y a su orientación estratégica institucional; con la finalidad de profundizar el fortalecimiento, desarrollo y socialización de las telecomunicaciones, como instrumento para avanzar hacia la inclusión social, fortalecer la democracia participativa y la formación ciudadana.

En este sentido, los proyectos desarrollarán acciones que permitan desarrollar una plataforma tecnológica que permita agilizar los procesos de análisis de la infraestructura de telecomunicaciones y los servicios prestados por los operadores, a través de una base de datos integral que permita la carga, consulta y procesamiento de información referente a variables de telecomunicaciones, poblacionales, socioeconómicas, ambientales, entre otras de interés, a fin de integrarlas, obtener subproductos (mapas) y generar análisis que ayuden en la toma de decisiones en las diferentes unidades de la Comisión Nacional de Telecomunicaciones para dar acceso a los servicios de telecomunicaciones a las poblaciones desasistidas.

Asimismo, el Instituto continuará impulsando la implementación y desarrollo de sistemas de información, redes de acceso a la comunicación y tecnología, para garantizar la prestación de los servicios de telecomunicaciones en el territorio nacional con parámetros de calidad, universalidad, precios justos con planes escalables, entre otros, que favorecen la democratización y socialización de estos servicios en casi la totalidad de la población venezolana, para así atender las necesidades y demandas e incentivando la participación directa de los ciudadanos y ciudadanas, garantizando que las telecomunicaciones formen parte de la promoción y defensa de la soberanía nacional, bajo el enfoque de la nueva geopolítica y de conformidad con la gestión pública, en pro de avanzar y profundizar el socialismo bolivariano del siglo XXI.

El Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL) continuará impulsando el modelo comunicacional inclusivo, en radio y televisión, para lograr que los ciudadanos se conviertan en sujetos activos y críticos del hecho comunicacional, especialmente de los sectores excluidos, a través de una agenda temática contentiva de trabajo, donde participarán las comunidades organizadas, cooperativas, estudiantes, sector público y ciudadanía en general.

Para el Ejercicio Económico Financiero 2015, el Instituto dará continuidad a las acciones para brindar asesoría técnica, legal y socio económica a las comunidades organizadas, necesaria para presentar solicitud formal de otorgamiento de títulos administrativos en materia de comunicación popular, así como prestar a los medios comunitarios habilitados, el apoyo en materia técnica y legal que permita optimizar su operatividad y regularizar su situación administrativa.

En cuanto al equipo técnico, la Comisión desarrollará acciones que promoverán e implementarán la desagregación por género del personal activo y pasivo y por tipos de cargos, a efectos de garantizar condiciones de igualdad y equidad entre hombres y mujeres, en la capacitación e incorporación a la seguridad social, donde se destaca que para el personal activo se prevé la política de financiamiento para ocho (8) meses, en el cumplimiento de las leyes que protegen a los trabajadores y trabajadoras, destacando su participación en la consecución de los Proyectos y/o Acciones Centralizadas, en el orden social. Con el fin de seguir trabajando desde una perspectiva multidimensional, poniendo especial énfasis en las comunidades del interior del país, brindándoles apoyo técnico, económico, legal y social, masificando el acceso y uso de las tecnologías de información y comunicación, a fin de que sean atendidas las necesidades de las comunidades, relacionadas con el intercambio de información, inherente a su problemática local y las diversas actividades productivas existentes y potenciales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**532.386.770**
INGRESOS CORRIENTES ORDINARIOS	532.386.770
INGRESOS NO TRIBUTARIOS	530.190.270
Tasas	129.526.093
Ingresos por contribuciones especiales	400.664.177
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	996.500
Venta de otros bienes y servicios	996.500
INGRESOS DE OPERACIÓN	1.200.000
Ingresos financieros de instituciones financieras	1.200.000
INGRESOS DE CAPITAL	**17.560.301**
RECURSOS PROPIOS DE CAPITAL	17.560.301
Incremento de la depreciación y amortización acumuladas	17.560.301
FUENTES DE FINANCIAMIENTO	**941.346.709**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	941.346.709
Disminución de otros activos financieros	941.346.709
Disminución de disponibilidades	941.346.709
Disminución de bancos	20.000.000
Disminución de inversiones temporales	921.346.709
TOTAL RECURSOS	**1.491.293.780**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**529.643.041**
GASTOS DE CONSUMO	515.150.003
Remuneraciones	371.163.950
Sueldos, salarios y otras retribuciones	160.808.593
Beneficios y complementos de sueldos y salarios	79.970.962
Aportes patronales	16.766.637
Prestaciones sociales y otras indemnizaciones	45.964.615
Asistencia socioeconómica	56.046.359
Otros gastos de personal	11.606.784
Compra de bienes y servicios	116.924.972
Bienes de consumo	28.505.943
Servicios no personales	88.419.029
Impuestos indirectos	9.500.780
Depreciación y amortización	17.560.301
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.493.038
Al sector privado	14.413.038
Transferencias corrientes al sector privado	10.113.038
Directas a personas	6.881.492
Pensiones y otros beneficios asociados	2.208.960
Jubilaciones y otros beneficios asociados	4.672.532
Otras transferencias corrientes internas al sector privado	3.231.546
Donaciones corrientes al sector privado	4.300.000
Donaciones a personas	3.000.000
Donaciones a instituciones sin fines de lucro	1.300.000
Al sector público	80.000
Donaciones corrientes al sector público	80.000
A los entes descentralizados sin fines empresariales	80.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**961.650.739**
INVERSIÓN REAL DIRECTA	50.338.423
Formación bruta de capital fijo	49.804.327
Maquinaria, equipos y otros bienes muebles	45.974.327
Construcciones de bienes de dominio privado	3.830.000
Bienes intangibles	534.096
TRANSFERENCIAS Y DONACIONES DE CAPITAL	911.312.316
Al sector privado	911.312.316
Transferencias de capital al sector privado	911.312.316
A empresas privadas	911.312.316
TOTAL GASTOS	**1.491.293.780**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126010	Reducción de las desigualdades de acceso y participación por parte de las comunidades en los medios de comunicación	Comunidad			174	1.251.168				1.251.168
126174	Desarrollo del Sistema de Información Geográfica para el análisis y planificación del espectro radioeléctrico.	Instalación			12	735.000				735.000
126205	Implementación del Sistema de Gestión Integrado de Servicios de Telecomunicaciones	Operador			1.418	31.818.087				31.818.087
126914	Subsidio de Infraestructura para el cumplimiento de las Obligaciones de Servicio Universal de Telecomunicaciones.	Subsidio			31	763.603.742				763.603.742
126919	Fomento a la Producción Audiovisual	Hora			710	157.742.967				157.742.967
					TOTAL	955.150.964				955.150.964

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	377.048.462				377.048.462
02	Gestión administrativa	152.212.862				152.212.862
03	Previsión y protección social	6.881.492				6.881.492
	TOTAL	**536.142.816**				**536.142.816**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**155**	**205**	**18**	**378**	**40.641.179**		**40.641.179**
Alto Nivel y de Dirección		1		1	228.000		228.000
Directivo	10	14		24	3.390.235		3.390.235
Profesional y Técnico	80	69	7	156	22.036.529		22.036.529
Personal Administrativo	25	20	9	54	7.628.029		7.628.029
Obrero	40	101	2	143	7.358.386		7.358.386
Personal Contratado	**314**	**260**		**574**	**44.828.886**		**44.828.886**
Profesional y Técnico	254	142		396	31.156.241		31.156.241
Personal Administrativo	60	106		166	13.060.444		13.060.444
Obrero		12		12	612.201		612.201
TOTAL	469	465	18	952	85.470.065		85.470.065

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**28**	**10**	**38**	**4.672.532**
Alto Nivel y de Dirección		2	2	747.200
Empleados	28	8	36	3.925.332
Pensionados	**6**	**4**	**10**	**2.208.960**
Empleados	6	4	10	2.208.960
TOTAL	34	14	48	6.881.492

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	371.163.950
4.02	Materiales, suministros y mercancías	28.505.943
4.03	Servicios no personales	97.919.809
4.04	Activos reales	50.338.423
4.07	Transferencias y donaciones	925.805.354
4.08	Otros gastos	17.560.301
	TOTAL	**1.491.293.780**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**532.386.770**
INGRESOS CORRIENTES ORDINARIOS	532.386.770
INGRESOS NO TRIBUTARIOS	530.190.270
Tasas	129.526.093
Ingresos por contribuciones especiales	400.664.177
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	996.500
Venta de otros bienes y servicios	996.500
INGRESOS DE OPERACIÓN	1.200.000
Ingresos financieros de instituciones financieras	1.200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.2 GASTOS CORRIENTES	**529.643.041**
GASTOS DE CONSUMO	515.150.003
Remuneraciones	371.163.950
Sueldos, salarios y otras retribuciones	160.808.593
Beneficios y complementos de sueldos y salarios	79.970.962
Aportes patronales	16.766.637
Prestaciones sociales y otras indemnizaciones	45.964.615
Asistencia socioeconómica	56.046.359
Otros gastos de personal	11.606.784
Compra de bienes y servicios	116.924.972
Bienes de consumo	28.505.943
Servicios no personales	88.419.029
Impuestos indirectos	9.500.780
Depreciación y amortización	17.560.301
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.493.038
Al sector privado	14.413.038
Transferencias corrientes al sector privado	10.113.038
Directas a personas	6.881.492
Pensiones y otros beneficios asociados	2.208.960
Jubilaciones y otros beneficios asociados	4.672.532
Otras transferencias corrientes internas al sector privado	3.231.546
Donaciones corrientes al sector privado	4.300.000
Donaciones a personas	3.000.000
Donaciones a instituciones sin fines de lucro	1.300.000
Al sector público	80.000
Donaciones corrientes al sector público	80.000
A los entes descentralizados sin fines empresariales	80.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.743.729**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**20.304.030**
RECURSOS PROPIOS DE CAPITAL	20.304.030
Ahorro en cuenta corriente	2.743.729
Incremento de la depreciación y amortización acumuladas	17.560.301
2.2 GASTOS DE CAPITAL	**961.650.739**
INVERSIÓN REAL DIRECTA	50.338.423
Formación bruta de capital fijo	49.804.327
Maquinaria, equipos y otros bienes muebles	45.974.327
Construcciones de bienes de dominio privado	3.830.000
Bienes intangibles	534.096
TRANSFERENCIAS Y DONACIONES DE CAPITAL	911.312.316
Al sector privado	911.312.316
Transferencias de capital al sector privado	911.312.316
A empresas privadas	911.312.316
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(941.346.709)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**941.346.709**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	941.346.709
Disminución de otros activos financieros	941.346.709
Disminución de disponibilidades	941.346.709
Disminución de bancos	20.000.000
Disminución de inversiones temporales	921.346.709
3.2 APLICACIONES FINANCIERAS	**941.346.709**
DÉFICIT FINANCIERO	941.346.709

A0079

Servicio Autónomo Imprenta Nacional y Gaceta Oficial

SERVICIO AUTÓNOMO IMPRENTA NACIONAL Y GACETA OFICIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo Imprenta Nacional y Gaceta Oficial es un ente adscrito al Ministerio del Poder Popular para la Comunicación y la Información, encargado de imprimir diariamente la Gaceta Oficial como cualquier otro material gráfico de interés público, orientado a la consolidación de la Nueva Ética y Moral promovida por el Proceso Bolivariano, que radica en los principios de igualdad, solidaridad, desarrollo colectivo, fraternidad y en general, los valores socialistas planteados en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

El Servicios Autónomo Imprenta Nacional y Gaceta Oficial está comprometido a satisfacer las necesidades y demanda del Estado en materia de impresión gráfica a través de una organización identificada con los valores y principios de honestidad, transparencia y calidad humana, ofreciendo bajos costos y alta calidad, garantizando así el acceso de la población al conocimiento y brindando todo el apoyo necesario a la difusión del libro y el hábito de la lectura a la urbe en general.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**149.657.158**
INGRESOS CORRIENTES ORDINARIOS	149.657.158
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	111.270.260
Venta de bienes	111.270.260
Ingresos por la venta de publicaciones oficiales y formularios	111.270.260
INGRESOS DE LA PROPIEDAD	150.000
Intereses	150.000
Intereses internos	150.000
Intereses por depósitos	150.000
TRANSFERENCIAS CORRIENTES	38.236.898
Transferencias corrientes del sector público	38.236.898
Transferencias corrientes internas recibidas del sector público	38.236.898
De la República	38.236.898
INGRESOS DE CAPITAL	**6.105.790**
RECURSOS PROPIOS DE CAPITAL	6.105.790
Incremento de la depreciación y amortización acumuladas	6.105.790
FUENTES DE FINANCIAMIENTO	**6.711.240**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.711.240
Disminución de otros activos financieros	6.711.240
Disminución de disponibilidades	6.711.240
Disminución de bancos	6.711.240
TOTAL RECURSOS	**162.474.188**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**148.453.827**
GASTOS DE CONSUMO	143.964.120
Remuneraciones	39.450.408
Sueldos, salarios y otras retribuciones	9.467.819
Beneficios y complementos de sueldos y salarios	11.138.809
Aportes patronales	1.743.912
Prestaciones sociales y otras indemnizaciones	2.558.424
Asistencia socioeconómica	14.541.444
Compra de bienes y servicios	87.638.384
Bienes de consumo	55.511.443
Servicios no personales	32.126.941
Impuestos indirectos	10.769.538
Depreciación y amortización	6.105.790
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.489.707
Al sector privado	4.489.707
Transferencias corrientes al sector privado	4.289.707
Directas a personas	4.289.707
Pensiones y otros beneficios asociados	487.387
Jubilaciones y otros beneficios asociados	3.802.320
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
GASTOS DE CAPITAL	**14.020.361**
INVERSIÓN REAL DIRECTA	14.020.361
Formación bruta de capital fijo	14.020.361
Maquinaria, equipos y otros bienes muebles	9.860.361
Construcciones de bienes de dominio privado	4.160.000
TOTAL GASTOS	**162.474.188**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125882	Impresión de material gráfico de interés público	Ejemplar			3.541.831	97.734.187	18.161.044			115.895.231
125991	Producción Informativa del Centro Comunicacional Ciudad Valencia	Ejemplar			2.808.362		7.446.075			7.446.075
TOTAL						97.734.187	25.607.119			123.341.306

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	8.956.665	9.004.861			17.961.526
02	Gestión administrativa	16.881.649				16.881.649
03	Previsión y protección social	664.789	3.624.918			4.289.707
TOTAL		26.503.103	12.629.779			39.132.882

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**60**	**121**	**24**	**205**	**2.850.440**	**35.100**	**2.885.540**
Alto Nivel y de Dirección		1		1	12.756		12.756
Profesional y Técnico	10	7	13	30	456.394	3.146	459.540
Personal Administrativo	3		11	14	221.254	1.150	222.404
Obrero	47	113		160	2.160.036	30.804	2.190.840
Personal Contratado	**65**	**163**		**228**	**3.182.499**		**3.182.499**
Directivo	6	13		19	1.028.245		1.028.245
Profesional y Técnico	26	49		75	513.599		513.599
Personal Administrativo	12	8		20	56.365		56.365
Personal Médico	1			1	45.000		45.000
Obrero	20	93		113	1.539.290		1.539.290
TOTAL	125	284	24	433	6.032.939	35.100	6.068.039

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**20**	**42**	**62**	**3.802.320**
Empleados	6	2	8	2.152.828
Obreros	14	40	54	1.649.492
Pensionados	**10**	**2**	**12**	**487.387**
Empleados	3	1	4	248.994
Obreros	7	1	8	238.393
TOTAL	30	44	74	4.289.707

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	39.450.408
4.02	Materiales, suministros y mercancías	55.511.443
4.03	Servicios no personales	42.896.479
4.04	Activos reales	14.020.361
4.07	Transferencias y donaciones	4.489.707
4.08	Otros gastos	6.105.790
	TOTAL	**162.474.188**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**149.657.158**
INGRESOS CORRIENTES ORDINARIOS	149.657.158
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	111.270.260
Venta de bienes	111.270.260
Ingresos por la venta de publicaciones oficiales y formularios	111.270.260
INGRESOS DE LA PROPIEDAD	150.000
Intereses	150.000
Intereses internos	150.000
Intereses por depósitos	150.000
TRANSFERENCIAS CORRIENTES	38.236.898
Transferencias corrientes del sector público	38.236.898
Transferencias corrientes internas recibidas del sector público	38.236.898
De la República	38.236.898
Ministerio del Poder Popular para la Comunicación y la Información	38.236.898
-Recursos Ordinarios	38.236.898
1.2 GASTOS CORRIENTES	**148.453.827**
GASTOS DE CONSUMO	143.964.120
Remuneraciones	39.450.408
Sueldos, salarios y otras retribuciones	9.467.819
Beneficios y complementos de sueldos y salarios	11.138.809
Aportes patronales	1.743.912
Prestaciones sociales y otras indemnizaciones	2.558.424
Asistencia socioeconómica	14.541.444
Compra de bienes y servicios	87.638.384
Bienes de consumo	55.511.443
Servicios no personales	32.126.941
Impuestos indirectos	10.769.538
Depreciación y amortización	6.105.790

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.489.707
Al sector privado	4.489.707
Transferencias corrientes al sector privado	4.289.707
Directas a personas	4.289.707
Pensiones y otros beneficios asociados	487.387
Jubilaciones y otros beneficios asociados	3.802.320
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.203.331**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.309.121**
RECURSOS PROPIOS DE CAPITAL	7.309.121
Ahorro en cuenta corriente	1.203.331
Incremento de la depreciación y amortización acumuladas	6.105.790
2.2 GASTOS DE CAPITAL	**14.020.361**
INVERSIÓN REAL DIRECTA	14.020.361
Formación bruta de capital fijo	14.020.361
Maquinaria, equipos y otros bienes muebles	9.860.361
Construcciones de bienes de dominio privado	4.160.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(6.711.240)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.711.240**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.711.240
Disminución de otros activos financieros	6.711.240
Disminución de disponibilidades	6.711.240
Disminución de bancos	6.711.240
3.2 APLICACIONES FINANCIERAS	**6.711.240**
DÉFICIT FINANCIERO	6.711.240

A0451

Fundación Villa del Cine

FUNDACIÓN VILLA DEL CINE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Villa del Cine fue creada el 06 de febrero de 2006, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.373, Decreto Número 4.266 de la misma fecha y cuenta con ocho años de funcionamiento. Es una productora de cine y medios audiovisuales, capaz de fomentar la industria cinematográfica y audiovisuales desde el Estado venezolano, al establecer un sistema de producción y postproducción eficiente y racional, avocada a la realización de obra de interés social y cultural de alta factura, que promuevan los valores establecidos en la Constitución de la República Bolivariana de Venezuela, y posibilite a su vez, el dialogo de culturas a través de cooperaciones de integración internacional desde la co-producción y prestación de servicios para el desarrollo de obras cinematográficas y audiovisuales.

Su visión es proponer políticas de producción de obras cinematográficas y audiovisuales desde el Estado venezolano, que impulsen el desarrollo de la industria a través de la disposición de una infraestructura física, tecnológica, personal técnico y profesional formado, que permita brindar servicios de producción y postproducción, con reconocimiento nacional e internacional, contribuyendo así, al alcance y desarrollo de las políticas culturales de democratización de los bienes y servicios culturales de la República Bolivariana de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**87.441.312**
INGRESOS CORRIENTES ORDINARIOS	87.441.312
TRANSFERENCIAS CORRIENTES	87.441.312
Transferencias corrientes del sector público	87.441.312
Transferencias corrientes internas recibidas del sector público	87.441.312
De la República	87.441.312
INGRESOS DE CAPITAL	**16.854.865**
RECURSOS PROPIOS DE CAPITAL	16.854.865
Incremento de la depreciación y amortización acumuladas	16.854.865
TOTAL RECURSOS	**104.296.177**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**102.052.071**
GASTOS DE CONSUMO	101.932.071
Remuneraciones	59.351.759
Sueldos, salarios y otras retribuciones	25.193.342
Beneficios y complementos de sueldos y salarios	17.998.591
Aportes patronales	2.951.509
Prestaciones sociales y otras indemnizaciones	5.218.595
Asistencia socioeconómica	7.989.722
Compra de bienes y servicios	21.102.730
Bienes de consumo	10.610.945
Servicios no personales	10.491.785
Impuestos indirectos	4.622.717
Depreciación y amortización	16.854.865
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	120.000
Donaciones corrientes al sector privado	120.000
Donaciones a personas	50.000
Donaciones a instituciones sin fines de lucro	70.000
GASTOS DE CAPITAL	**2.244.106**
INVERSIÓN REAL DIRECTA	2.244.106
Formación bruta de capital fijo	2.014.149
Maquinaria, equipos y otros bienes muebles	2.014.149
Bienes intangibles	229.957
TOTAL GASTOS	**104.296.177**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125994	Desarrollo de la producción audiovisual en sus diferentes géneros	Obra			4		57.251.805			57.251.805
					TOTAL		**57.251.805**			**57.251.805**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.504.111			20.504.111
02	Gestión administrativa	16.854.865	9.685.396			26.540.261
	TOTAL	**16.854.865**	**30.189.507**			**47.044.372**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**52**	**60**	**21**	**133**	**4.788.342**	**1.266.928**	**6.055.270**
Alto Nivel y de Dirección		1		1	51.017		51.017
Directivo	11	8	1	20	730.981	212.042	943.023
Profesional y Técnico	25	16	14	55	2.030.504	589.007	2.619.511
Personal Administrativo	16	16	4	36	1.299.523	376.964	1.676.487
Obrero		19	2	21	676.317	88.915	765.232
Personal Contratado	**74**	**269**		**343**	**6.309.805**		**6.309.805**
Profesional y Técnico	42	220		262	4.795.452		4.795.452
Personal Administrativo	32	49		81	1.514.353		1.514.353
TOTAL	**126**	**329**	**21**	**476**	**11.098.147**	**1.266.928**	**12.365.075**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	59.351.759
4.02	Materiales, suministros y mercancías	10.610.945
4.03	Servicios no personales	15.114.502
4.04	Activos reales	2.244.106
4.07	Transferencias y donaciones	120.000
4.08	Otros gastos	16.854.865
	TOTAL	**104.296.177**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**87.441.312**
INGRESOS CORRIENTES ORDINARIOS	87.441.312
TRANSFERENCIAS CORRIENTES	87.441.312
Transferencias corrientes del sector público	87.441.312
Transferencias corrientes internas recibidas del sector público	87.441.312
De la República	87.441.312
Ministerio del Poder Popular para la Comunicación y la Información	87.441.312
-Recursos Ordinarios	87.441.312
De los entes descentralizados financieros no bancarios	87.441.312
1.2 GASTOS CORRIENTES	**102.052.071**
GASTOS DE CONSUMO	101.932.071
Remuneraciones	59.351.759
Sueldos, salarios y otras retribuciones	25.193.342
Beneficios y complementos de sueldos y salarios	17.998.591
Aportes patronales	2.951.509
Prestaciones sociales y otras indemnizaciones	5.218.595
Asistencia socioeconómica	7.989.722
Compra de bienes y servicios	21.102.730
Bienes de consumo	10.610.945
Servicios no personales	10.491.785
Impuestos indirectos	4.622.717
Depreciación y amortización	16.854.865
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	120.000
Donaciones corrientes al sector privado	120.000
Donaciones a personas	50.000
Donaciones a instituciones sin fines de lucro	70.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(14.610.759)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.244.106**
RECURSOS PROPIOS DE CAPITAL	2.244.106
Desahorro en cuenta corriente	(14.610.759)
Incremento de la depreciación y amortización acumuladas	16.854.865
2.2 GASTOS DE CAPITAL	**2.244.106**
INVERSIÓN REAL DIRECTA	2.244.106
Formación bruta de capital fijo	2.014.149
Maquinaria, equipos y otros bienes muebles	2.014.149
Bienes intangibles	229.957
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0454

Fundación Distribuidora Nacional de Cine, Amazonía Films

FUNDACIÓN DISTRIBUIDORA NACIONAL DE CINE, AMAZONÍA FILMS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Distribuidora Nacional de Cine Amazonia Films, es un ente descentralizado adscrito al Ministerio del Poder Popular para la Comunicación y la Información, cuyo objetivo es promover e impulsar la distribución de películas y materiales audiovisuales tanto a nivel nacional como internacional y busca fomentar la diversidad y calidad de la oferta fílmica disponible en Venezuela, teniendo como norte la facilitación de su acceso al disfrute del pueblo venezolano, el intercambio cultural y la elevación de los niveles de conciencia crítica y de cultura cinematográfica de la colectividad nacional. Para alcanzar este objetivo el ente prevé alcanzar las siguientes metas: Distribuir 10.970 películas y la realización de un Festival de Cine a través de los proyectos: "Cine Venezolano en Revolución" y "VIII Festival de Cine Latinoamericano y Caribeño de Margarita".

La cobertura de los servicios a prestar comprende en la venta, distribución y promoción de los contenidos audiovisuales a nivel nacional e internacional, durante el periodo del 01/01/2015 al 31/12/2015.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**17.146.449**
INGRESOS CORRIENTES ORDINARIOS	17.146.449
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.200.000
Venta de otros bienes y servicios	1.200.000
TRANSFERENCIAS CORRIENTES	15.946.449
Transferencias corrientes del sector público	15.946.449
Transferencias corrientes internas recibidas del sector público	15.946.449
De la República	15.946.449
INGRESOS DE CAPITAL	**172.200**
RECURSOS PROPIOS DE CAPITAL	172.200
Incremento de la depreciación y amortización acumuladas	172.200
TOTAL RECURSOS	**17.318.649**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**16.303.649**
GASTOS DE CONSUMO	15.918.953
Remuneraciones	9.129.540
Sueldos, salarios y otras retribuciones	2.604.416
Beneficios y complementos de sueldos y salarios	4.033.568
Aportes patronales	369.905
Prestaciones sociales y otras indemnizaciones	591.747
Asistencia socioeconómica	1.525.104
Otros gastos de personal	4.800
Compra de bienes y servicios	6.218.902
Bienes de consumo	882.500
Servicios no personales	5.336.402
Impuestos indirectos	398.311
Depreciación y amortización	172.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	384.696
Al sector privado	384.696
Transferencias corrientes al sector privado	124.696
Directas a personas	124.696
Jubilaciones y otros beneficios asociados	124.696
Donaciones corrientes al sector privado	260.000
Donaciones a personas	260.000
GASTOS DE CAPITAL	**1.015.000**
INVERSIÓN REAL DIRECTA	1.015.000
Formación bruta de capital fijo	115.000
Maquinaria, equipos y otros bienes muebles	115.000
Bienes intangibles	900.000
TOTAL GASTOS	**17.318.649**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126.908	Cine venezolano en revolución	Película			10.970	1.000.000	9.679.960			10.679.960
12.6912	VIII Festival de Cine Latinoamericano y Caribeño de Margarita	Festival			1	200.000	2.281.269			2.481.269
					TOTAL	1.200.000	11.961.229			13.161.229

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.731.824			2.731.824
02	Gestión administrativa	172.200	1.128.700			1.300.900
03	Previsión y protección social		124.696			124.696
	TOTAL	172.200	3.985.220			4.157.420

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**	**18**	**6**	**34**	**1.734.570**	**44.354**	**1.778.924**
Alto Nivel y de Dirección			1	1	51.016		51.016
Directivo	6	10	4	20	1.020.337		1.020.337
Profesional y Técnico	1	4	1	6	306.101	22.589	328.690
Personal Administrativo	1	1		2	102.032		102.032
Obrero	2	3		5	255.084	21.765	276.849
Personal Contratado		**1**		**1**	**51.017**		**51.017**
Personal Administrativo		1		1	51.017		51.017
TOTAL	**10**	**19**	**6**	**35**	**1.785.587**	**44.354**	**1.829.941**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**124.696**
Alto Nivel y de Dirección		1	1	124.696
TOTAL		**1**	**1**	**124.696**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	9.129.540
4.02	Materiales, suministros y mercancías	882.500
4.03	Servicios no personales	5.734.713
4.04	Activos reales	1.015.000
4.07	Transferencias y donaciones	384.696
4.08	Otros gastos	172.200
	TOTAL	**17.318.649**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**17.146.449**
INGRESOS CORRIENTES ORDINARIOS	17.146.449
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN	1.200.000
PÚBLICA	1.200.000
Venta de otros bienes y servicios	1.200.000
TRANSFERENCIAS CORRIENTES	15.946.449
Transferencias corrientes del sector público	15.946.449
Transferencias corrientes internas recibidas del sector público	15.946.449
De la República	15.946.449
Ministerio del Poder Popular para la Comunicación y la Información	15.946.449
-Recursos Ordinarios	15.946.449
1.2 GASTOS CORRIENTES	**16.303.649**
GASTOS DE CONSUMO	15.918.953
Remuneraciones	9.129.540
Sueldos, salarios y otras retribuciones	2.604.416
Beneficios y complementos de sueldos y salarios	4.033.568
Aportes patronales	369.905
Prestaciones sociales y otras indemnizaciones	591.747
Asistencia socioeconómica	1.525.104
Otros gastos de personal	4.800
Compra de bienes y servicios	6.218.902
Bienes de consumo	882.500
Servicios no personales	5.336.402
Impuestos indirectos	398.311
Depreciación y amortización	172.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	384.696
Al sector privado	384.696
Transferencias corrientes al sector privado	124.696

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Directas a personas	124.696
Jubilaciones y otros beneficios asociados	124.696
Donaciones corrientes al sector privado	260.000
Donaciones a personas	260.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**842.800**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.015.000**
RECURSOS PROPIOS DE CAPITAL	1.015.000
Ahorro en cuenta corriente	842.800
Incremento de la depreciación y amortización acumuladas	172.200
2.2 GASTOS DE CAPITAL	**1.015.000**
INVERSIÓN REAL DIRECTA	1.015.000
Formación bruta de capital fijo	115.000
Maquinaria, equipos y otros bienes muebles	115.000
Bienes intangibles	900.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0468

Fundación Televisora Venezolana Social (TEVES)

FUNDACIÓN TELEVISORA VENEZOLANA SOCIAL (TEVES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Televisora Venezolana Social (Teves), representa un canal de servicio público en señal abierta, con el fin de ofrecer una programación cultural, educativa y de recreación, que impulse el proceso de construcción de un nuevo imaginario y una nueva conciencia en nuestro pueblo, vinculada a la transformación de la sociedad venezolana. Para la Fundación Televisora Venezolana Social (Teves), es imprescindible y de vital importancia, asumir la responsabilidad de dar cobertura en todo el Territorio Nacional, es por ello, que en virtud de mantener y ampliar la programación, requiere de equipos de audio, video, iluminación, adecuación de los estudios de grabación, así como también, renovación de las pantallas y las diferentes estructuras que serán las bases de los proyectos de la Fundación.

La Fundación Televisora Venezolana Social (Teves), es el principal medio de comunicación que difunde las actuaciones de deportistas venezolanos en eventos nacionales e internacionales, cuyos objetivos, entre otros:

- Servir de plataforma a la difusión de la producción audiovisual nacional independiente.
- Proyectar los logros y avances del pueblo venezolano en la construcción de su soberanía.
- Fomentar los valores de la Constitución de la República Bolivariana de Venezuela, la identidad nacional y la integración latinoamericana y caribeña.

La política de cobertura de los servicios a prestar, comprende mantener una programación con periodicidad mensual, con contenidos de producción nacional, independiente, internacional, entre otros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**87.898.140**
INGRESOS CORRIENTES ORDINARIOS	87.898.140
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	31.000.001
Venta de otros bienes y servicios	31.000.001
TRANSFERENCIAS CORRIENTES	56.898.139
Transferencias corrientes del sector público	56.898.139
Transferencias corrientes internas recibidas del sector público	56.898.139
De la República	56.898.139
INGRESOS DE CAPITAL	**6.753.644**
RECURSOS PROPIOS DE CAPITAL	6.753.644
Incremento de la depreciación y amortización acumuladas	6.753.644
TOTAL RECURSOS	**94.651.784**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**87.794.824**
GASTOS DE CONSUMO	79.870.709
Remuneraciones	47.828.697
Sueldos, salarios y otras retribuciones	16.285.151
Beneficios y complementos de sueldos y salarios	13.255.433
Aportes patronales	1.081.882
Prestaciones sociales y otras indemnizaciones	4.124.304
Asistencia socioeconómica	13.081.927
Compra de bienes y servicios	23.128.368
Bienes de consumo	7.713.245
Servicios no personales	15.415.123
Impuestos indirectos	2.160.000
Depreciación y amortización	6.753.644
GASTOS DE LA PROPIEDAD	7.879.852
Alquileres de tierras y terrenos	627.852
Derechos sobre bienes intangibles	7.252.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.263
Al sector privado	44.263
Transferencias corrientes al sector privado	44.263
Directas a personas	44.263
Pensiones y otros beneficios asociados	44.263
GASTOS DE CAPITAL	**6.856.960**
INVERSIÓN REAL DIRECTA	6.856.960
Formación bruta de capital fijo	6.856.960
Maquinaria, equipos y otros bienes muebles	6.856.960
TOTAL GASTOS	**94.651.784**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126563	Reimpulso a la televisora venezolana social como un canal de entretenimiento y enriquecimiento cultural para los venezolanos y venezolanas.	Hora			7.008	19.360.012	36.109.210			55.469.222
	TOTAL					**19.360.012**	**36.109.210**			**55.469.222**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.788.929			20.788.929
02	Gestión administrativa	18.349.370				18.349.370
03	Previsión y protección social	44.263				44.263
	TOTAL	**18.393.633**	**20.788.929**			**39.182.562**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**300.000**		**300.000**
Alto Nivel y de Dirección		1		1	300.000		300.000
Personal Contratado	**127**	**252**		**379**	**11.916.927**		**11.916.927**
Directivo	21	41		62	1.632.288		1.632.288
Profesional y Técnico	80	161		241	6.344.862		6.344.862
Personal Administrativo	9	17		26	684.508		684.508
Obrero	17	33		50	3.255.269		3.255.269
TOTAL	127	253		380	12.216.927		12.216.927

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados		**1**	**1**	**44.263**
Empleados		1	1	44.263
TOTAL		1	1	44.263

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	47.828.697
4.02	Materiales, suministros y mercancías	7.713.245
4.03	Servicios no personales	25.454.975
4.04	Activos reales	6.856.960
4.07	Transferencias y donaciones	44.263
4.08	Otros gastos	6.753.644
	TOTAL	**94.651.784**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**87.898.140**
INGRESOS CORRIENTES ORDINARIOS	87.898.140
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	31.000.001
Venta de otros bienes y servicios	31.000.001
TRANSFERENCIAS CORRIENTES	56.898.139
Transferencias corrientes del sector público	56.898.139
Transferencias corrientes internas recibidas del sector público	56.898.139
De la República	56.898.139
Ministerio del Poder Popular para la Comunicación y la Información	56.898.139
-Recursos Ordinarios	56.898.139
1.2 GASTOS CORRIENTES	**87.794.824**
GASTOS DE CONSUMO	79.870.709
Remuneraciones	47.828.697
Sueldos, salarios y otras retribuciones	16.285.151
Beneficios y complementos de sueldos y salarios	13.255.433
Aportes patronales	1.081.882
Prestaciones sociales y otras indemnizaciones	4.124.304
Asistencia socioeconómica	13.081.927
Compra de bienes y servicios	23.128.368
Bienes de consumo	7.713.245
Servicios no personales	15.415.123
Impuestos indirectos	2.160.000
Depreciación y amortización	6.753.644
GASTOS DE LA PROPIEDAD	7.879.852
Alquileres de tierras y terrenos	627.852
Derechos sobre bienes intangibles	7.252.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.263
Al sector privado	44.263
Transferencias corrientes al sector privado	44.263
Directas a personas	44.263
Pensiones y otros beneficios asociados	44.263
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**103.316**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.856.960**
RECURSOS PROPIOS DE CAPITAL	6.856.960
Ahorro en cuenta corriente	103.316
Incremento de la depreciación y amortización acumuladas	6.753.644
2.2 GASTOS DE CAPITAL	**6.856.960**
INVERSIÓN REAL DIRECTA	6.856.960
Formación bruta de capital fijo	6.856.960
Maquinaria, equipos y otros bienes muebles	6.856.960
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0474

Fundación Premio Nacional de Periodismo

FUNDACIÓN PREMIO NACIONAL DE PERIODISMO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La creación de la Fundación Premio Nacional de Periodismo, fue autorizada mediante Decreto N° 1028 de fecha 19 de julio de 1990, publicado en la Gaceta Oficial de la República de Venezuela N° 34.696 del 17 de abril de 1991 y protocolizada el 25 de mayo de 1992.

Esta institución, busca afianzarse como una alternativa para el reforzamiento académico de los periodistas, así como el estímulo al trabajo anual de estos profesionales, en los distintos medios de comunicación social, a través de la entrega del Premio Nacional de Periodismo, que reconoce la excelencia y calidad de esa actividad.

Ante la nueva realidad de encaminar al país hacia otros derroteros, estamos tras la búsqueda de un nuevo profesional con valores, que responda al nuevo Socialismo del Siglo XXI, respetuoso de un pueblo que exige ser informado de manera oportuna y veraz, en aras de ampliar conocimientos y buscar la excelencia, que permita abrir horizontes para discusión de los temas, que interesan a todo el país.

La Fundación Premio Nacional de Periodismo como institución, no pretende invadir los espacios de la academia como tal (universidad), pero sí insistir en la preparación y actualización de los periodistas venezolanos, no sólo en lo que a nueva tecnología de la información se refiere, sino también en lo que concierne al pensamiento, donde cada día es más importante la humanidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.835.125**
INGRESOS CORRIENTES ORDINARIOS	3.835.125
TRANSFERENCIAS CORRIENTES	3.835.125
Transferencias corrientes del sector público	3.835.125
Transferencias corrientes internas recibidas del sector público	3.835.125
De la República	3.835.125
TOTAL RECURSOS	**3.835.125**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**3.795.594**
GASTOS DE CONSUMO	3.442.531
Remuneraciones	2.924.566
Sueldos, salarios y otras retribuciones	1.227.387
Beneficios y complementos de sueldos y salarios	502.733
Aportes patronales	254.422
Prestaciones sociales y otras indemnizaciones	291.605
Asistencia socioeconómica	648.419
Compra de bienes y servicios	460.109
Bienes de consumo	316.500
Servicios no personales	143.609
Impuestos indirectos	57.856
TRANSFERENCIAS Y DONACIONES CORRIENTES	353.063
Al sector privado	353.063
Transferencias corrientes al sector privado	58.063
Directas a personas	58.063
Jubilaciones y otros beneficios asociados	58.063
Donaciones corrientes al sector privado	295.000
Donaciones a personas	295.000
GASTOS DE CAPITAL	**39.531**
INVERSIÓN REAL DIRECTA	39.531
Formación bruta de capital fijo	39.531
Maquinaria, equipos y otros bienes muebles	39.531
TOTAL GASTOS	**3.835.125**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125999	Fortalecimiento y Reconocimiento de la Actividad Periodística	Participante			1.000		2.100.413			2.100.413
					TOTAL		**2.100.413**			**2.100.413**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.519.102			1.519.102
02	Gestión administrativa		157.547			157.547
03	Previsión y protección social		58.063			58.063
	TOTAL		**1.734.712**			**1.734.712**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**21**	**11**		**32**	**966.908**		**966.908**
Alto Nivel y de Dirección	1			1	272.000		272.000
Directivo	2	1		3	19.737		19.737
Personal Administrativo	16	9		25	600.000		600.000
Obrero	2	1		3	75.171		75.171
Personal Contratado	**37**	**25**		**62**	**118.860**		**118.860**
Personal Docente	37	25		62	118.860		118.860
TOTAL	**58**	**36**		**94**	**1.085.768**		**1.085.768**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**58.063**
Empleados	1		1	58.063
TOTAL	**1**		**1**	**58.063**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	2.924.566
4.02	Materiales, suministros y mercancías	316.500
4.03	Servicios no personales	201.465
4.04	Activos reales	39.531
4.07	Transferencias y donaciones	353.063
	TOTAL	**3.835.125**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.835.125**
INGRESOS CORRIENTES ORDINARIOS	3.835.125
TRANSFERENCIAS CORRIENTES	3.835.125
Transferencias corrientes del sector público	3.835.125
Transferencias corrientes internas recibidas del sector público	3.835.125
De la República	3.835.125
Ministerio del Poder Popular para la Comunicación y la Información	3.835.125
- Recursos Ordinarios	3.835.125
1.2 GASTOS CORRIENTES	**3.795.594**
GASTOS DE CONSUMO	3.442.531
Remuneraciones	2.924.566
Sueldos, salarios y otras retribuciones	1.227.387
Beneficios y complementos de sueldos y salarios	502.733
Aportes patronales	254.422
Prestaciones sociales y otras indemnizaciones	291.605
Asistencia socioeconómica	648.419
Compra de bienes y servicios	460.109
Bienes de consumo	316.500
Servicios no personales	143.609
Impuestos indirectos	57.856
TRANSFERENCIAS Y DONACIONES CORRIENTES	353.063
Al sector privado	353.063
Transferencias corrientes al sector privado	58.063
Directas a personas	58.063
Jubilaciones y otros beneficios asociados	58.063
Donaciones corrientes al sector privado	295.000
Donaciones a personas	295.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**39.531**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**39.531**
RECURSOS PROPIOS DE CAPITAL	39.531
Ahorro en cuenta corriente	39.531
2.2 GASTOS DE CAPITAL	**39.531**
INVERSIÓN REAL DIRECTA	39.531
Formación bruta de capital fijo	39.531
Maquinaria, equipos y otros bienes muebles	39.531
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0490

Fundación Ávila TV

FUNDACIÓN ÁVILA TV

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Ávila TV, adscrita al Ministerio del Poder Popular para la Comunicación y la Información, mediante Decreto Nro. 6.557 de fecha 18 de diciembre de 2008, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.083 de la misma fecha, tiene por objeto proporcionar a las comunidades un canal televisivo, que procure proyectar y desarrollar las formas de organización social, las prácticas culturales urbanas, las necesidades de los sectores excluidos y los principales problemas del Área Metropolitana de Caracas.

En este sentido, buscando lograr las metas de la manera más eficiente para el Ejercicio Económico Financiero 2015, con la visión de obtener una programación variada, dirigida a destacar los logros de la revolución, consolidar y desarrollar un medio de comunicación audiovisual, que permita la participación y difusión de la juventud venezolana, con valores y cultura social, aumentando el nivel de la democracia protagónica revolucionaria y la formación ciudadana, así como la investigación para la producción audiovisual, las producciones audiovisuales de los alumnos de la escuela y el fortalecimiento de equipos en Núcleos Audiovisuales Comunitarios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**57.039.687**
INGRESOS CORRIENTES ORDINARIO	57.039.687
TRANSFERENCIAS CORRIENTES	57.039.687
Transferencias corrientes del sector público	57.039.687
Transferencias corrientes internas recibidas del sector público	57.039.687
De la República	57.039.687
INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	100.000
Incremento de la depreciación y amortización acumuladas	100.000
TOTAL RECURSOS	**57.139.687**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**47.896.593**
GASTOS DE CONSUMO	47.811.593
Remuneraciones	36.260.129
Sueldos, salarios y otras retribuciones	14.071.153
Beneficios y complementos de sueldos y salarios	7.327.709
Aportes patronales	1.094.117
Prestaciones sociales y otras indemnizaciones	2.577.105
Asistencia socioeconómica	11.190.045
Compra de bienes y servicios	9.447.025
Bienes de consumo	3.444.431
Servicios no personales	6.002.594
Impuestos indirectos	2.004.439
Depreciación y amortización	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.000
Al sector privado	85.000
Donaciones corrientes al sector privado	85.000
Donaciones a personas	85.000
GASTOS DE CAPITAL	**9.243.094**
INVERSIÓN REAL DIRECTA	9.243.094
Formación bruta de capital fijo	7.056.874
Maquinaria, equipos y otros bienes muebles	6.725.235
Construcciones de bienes de dominio privado	331.639
Bienes intangibles	2.186.220
TOTAL GASTOS	**57.139.687**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126059	Consolidación de la nueva imagen y perfil juvenil de Ávila Tv	Hora			8.760		25.319.554			25.319.554
126252	Escuela de Medios y Producción Audiovisual	Hora			2.208		3.482.942			3.482.942
					TOTAL		28.802.496			28.802.496

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.668.274			20.668.274
02	Gestión administrativa	100.000	7.568.917			7.668.917
	TOTAL	100.000	28.237.191			28.337.191

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**188**	**205**		**393**	**7.953.124**		**7.953.124**
Alto Nivel y de Dirección	1			1	49.988		49.988
Profesional y Técnico	148	155		303	6.601.892		6.601.892
Personal Administrativo	21	7		28	430.964		430.964
Obrero	18	43		61	870.280		870.280
Personal Contratado	**13**	**11**		**24**	**541.604**		**541.604**
Profesional y Técnico	13	11		24	541.604		541.604
TOTAL	**201**	**216**		**417**	**8.494.728**		**8.494.728**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	36.260.129
4.02	Materiales, suministros y mercancías	3.444.431
4.03	Servicios no personales	8.007.033
4.04	Activos reales	9.243.094
4.07	Transferencias y donaciones	85.000
4.08	Otros gastos	100.000
	TOTAL	**57.139.687**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**57.039.687**
INGRESOS CORRIENTES ORDINARIO	57.039.687
TRANSFERENCIAS CORRIENTES	57.039.687
Transferencias corrientes del sector público	57.039.687
Transferencias corrientes internas recibidas del sector público	57.039.687
De la República	57.039.687
Ministerio del Poder Popular para la Comunicación y la Información	57.039.687
-Recursos Ordinarios	57.039.687
1.2 GASTOS CORRIENTES	**47.896.593**
GASTOS DE CONSUMO	47.811.593
Remuneraciones	36.260.129
Sueldos, salarios y otras retribuciones	14.071.153
Beneficios y complementos de sueldos y salarios	7.327.709
Aportes patronales	1.094.117
Prestaciones sociales y otras indemnizaciones	2.577.105
Asistencia socioeconómica	11.190.045
Compra de bienes y servicios	9.447.025
Bienes de consumo	3.444.431
Servicios no personales	6.002.594
Impuestos indirectos	2.004.439
Depreciación y amortización	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.000
Al sector privado	85.000
Donaciones corrientes al sector privado	85.000
Donaciones a personas	85.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**9.143.094**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.243.094**
RECURSOS PROPIOS DE CAPITAL	9.243.094
Ahorro en cuenta corriente	9.143.094
Incremento de la depreciación y amortización acumuladas	100.000
2.2 GASTOS DE CAPITAL	**9.243.094**
INVERSIÓN REAL DIRECTA	9.243.094
Formación bruta de capital fijo	7.056.874
Maquinaria, equipos y otros bienes muebles	6.725.235
Construcciones de bienes de dominio privado	331.639
Bienes intangibles	2.186.220
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1601

Fundación El Correo del Orinoco

FUNDACIÓN EL CORREO DEL ORINOCO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación El Correo del Orinoco, creada mediante Decreto Presidencial N° 6.879 del 19 de agosto de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.245 de la misma fecha, tiene como objetivo principal, proporcionar a las comunidades un medio de información impreso, de circulación diaria, que proyecte y desarrolle la nueva estrategia comunicacional del Ejecutivo Nacional.

Dicho periódico, como herramienta de difusión de la información, contribuirá a enfrentar el terrorismo mediático, informando de manera oportuna y veraz, brindando apoyo a la divulgación de los cometidos y fines del Estado, todo conforme a lo establecido en la Constitución de la República Bolivariana de Venezuela, divulgando asimismo, los planes establecidos, para la búsqueda del fortalecimiento y profundización del proceso revolucionario.

Para el Ejercicio Económico Financiero 2015, la Fundación "El Correo del Orinoco", orientará sus acciones a la elaboración, impresión del diario "El Correo del Orinoco", con el fin de que circule en todas las comunidades del país y que proporcione información veraz y oportuna, acerca de los logros alcanzados por el Ejecutivo Nacional, a través de su gestión de gobierno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**46.977.937**
INGRESOS CORRIENTES ORDINARIOS	46.977.937
INGRESOS DE OPERACIÓN	6.000.000
Otros ingresos de operación	6.000.000
TRANSFERENCIAS CORRIENTES	40.977.937
Transferencias corrientes del sector público	40.977.937
Transferencias corrientes internas recibidas del sector público	40.977.937
De la República	40.977.937
INGRESOS DE CAPITAL	**319.591**
RECURSOS PROPIOS DE CAPITAL	319.591
Incremento de la depreciación y amortización acumuladas	319.591
TOTAL RECURSOS	**47.297.528**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**46.249.571**
GASTOS DE CONSUMO	46.249.571
Remuneraciones	31.816.100
Sueldos, salarios y otras retribuciones	11.500.823
Beneficios y complementos de sueldos y salarios	8.110.237
Aportes patronales	2.534.829
Prestaciones sociales y otras indemnizaciones	1.453.730
Asistencia socioeconómica	8.216.481
Compra de bienes y servicios	12.523.399
Bienes de consumo	2.888.190
Servicios no personales	9.635.209
Impuestos indirectos	1.590.481
Depreciación y amortización	319.591
GASTOS DE CAPITAL	**1.047.957**
INVERSIÓN REAL DIRECTA	1.047.957
Formación bruta de capital fijo	1.047.957
Maquinaria, equipos y otros bienes muebles	924.766
Construcciones de bienes de dominio privado	123.191
TOTAL GASTOS	**47.297.528**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126253	Consolidación y posicionamiento del "Correo del Orinoco" como diario difusor de noticias para las comunidades del país.	Ejemplar			6.025.000	6.000.000	29.472.243			35.472.243
					TOTAL	**6.000.000**	**29.472.243**			**35.472.243**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.744.830			7.744.830
02	Gestión administrativa	319.591	3.760.864			4.080.455
	TOTAL	**319.591**	**11.505.694**			**11.825.285**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**127.500**		**127.500**
Alto Nivel y de Dirección	1			1	127.500		127.500
Personal Contratado	**38**	**110**		**148**	**7.364.866**		**7.364.866**
Directivo	6	15		21	1.349.852		1.349.852
Profesional y Técnico	14	60		74	3.672.210		3.672.210
Personal Administrativo	12	27		39	1.329.375		1.329.375
Obrero	6	8		14	1.013.429		1.013.429
TOTAL	**39**	**110**		**149**	**7.492.366**		**7.492.366**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	31.816.100
4.02	Materiales, suministros y mercancías	2.888.190
4.03	Servicios no personales	11.225.690
4.04	Activos reales	1.047.957
4.08	Otros gastos	319.591
	TOTAL	**47.297.528**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**46.977.937**
INGRESOS CORRIENTES ORDINARIOS	46.977.937
INGRESOS DE OPERACIÓN	6.000.000
Otros ingresos de operación	6.000.000
TRANSFERENCIAS CORRIENTES	40.977.937
Transferencias corrientes del sector público	40.977.937
Transferencias corrientes internas recibidas del sector público	40.977.937
De la República	40.977.937
Ministerio del Poder Popular para la Comunicación y la Información	40.977.937
Recursos Ordinarios	40.977.937
1.2 GASTOS CORRIENTES	**46.249.571**
GASTOS DE CONSUMO	46.249.571
Remuneraciones	31.816.100
Sueldos, salarios y otras retribuciones	11.500.823
Beneficios y complementos de sueldos y salarios	8.110.237
Aportes patronales	2.534.829
Prestaciones sociales y otras indemnizaciones	1.453.730
Asistencia socioeconómica	8.216.481
Compra de bienes y servicios	12.523.399
Bienes de consumo	2.888.190
Servicios no personales	9.635.209
Impuestos indirectos	1.590.481
Depreciación y amortización	319.591
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**728.366**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.047.957**
RECURSOS PROPIOS DE CAPITAL	1.047.957
Ahorro en cuenta corriente	728.366
Incremento de la depreciación y amortización acumuladas	319.591

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**1.047.957**
INVERSIÓN REAL DIRECTA	1.047.957
Formación bruta de capital fijo	1.047.957
Maquinaria, equipos y otros bienes muebles	924.766
Construcciones de bienes de dominio privado	123.191
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

37

Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)

A0216 Fundación "Pueblo Soberano"

A0246 Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"

A0306 Fundación "José Félix Ribas" (FUNDARIBAS)

A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)

A0411 Fundación Pro-Patria 2000

A0480 Fundación Misión Negra Hipólita

A0484 Fundación Nacional El Niño Simón

A0539 Fundación Movimiento Nacional de Teatro para Niñas, Niños y Jóvenes, César Rengifo

A0540 Fundación Misión José Gregorio Hernández

A0555 Instituto de Altos Estudios del Pensamiento del Comandante Supremo Hugo Rafael Chávez Frias

A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)

A0931 Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNNA)

A0950 Instituto Nacional de Servicios Sociales (INASS)

A1602 Fundación Misión Niño Jesús

A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales

A0124

Consejo Nacional para las Personas con Discapacidad (CONAPDIS)

CONSEJO NACIONAL PARA LAS PERSONAS CON DISCAPACIDAD (CONAPDIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Consejo Nacional para las Personas con Discapacidad (CONAPDIS), está dirigido en el marco de Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y de la Nación 2013 – 2019 y los lineamientos del Plan Operativo Anual (POAN), a través de la directriz de La Suprema Felicidad Social, cuyo objetivo apunta a reducir la miseria a cero y acelerar su disminución, así como atender integralmente a la población en situación de extrema pobreza y máxima exclusión social; permitiendo fortalecer y afianzar la gestión que ha venido desarrollando la Institución de acuerdo al cumplimiento de los objetivos, estrategias y políticas, basados en la misión y visión de la misma y a su vez lograr disminuir la brecha existente para el desarrollo Económico y Social del país.

Para el Ejercicio Económico Financiero 2015, el Consejo Nacional para las Personas con Discapacidad (CONAPDIS) tiene previsto desarrollar las siguientes acciones:

- Fortalecer las políticas especiales a través de la integración de las personas con discapacidad, su familia y el entorno, enmarcadas en la Ley para las Personas con discapacidad; para ello se toma en cuenta el estudio de las variables macroeconómicas que han afectado la economía Venezolana en los últimos tres (03) años.
- Generar cambios culturales en materia de atención integral a las personas con discapacidad y sus familias, en el nuevo modelo socialista, a través de las redes interinstitucionales y comunales. Beneficiando a una población de 14.782 personas.
- Garantizar el cumplimiento de la Ley para las Personas con Discapacidad, a través del sistema único y permanente de registro, en redes interinstitucionales y comunales, a fin de velar por los derechos, deberes y garantías de las personas con discapacidad.
- Generar las transformaciones necesarias en los espacios académicos, institucionales y comunitarios que conforman la red intersectorial y comunal, para con ello convertir el elemento discapacidad en un eje transversal presente en todas las políticas públicas. Se diseñarán planes y programas de formación socio productivo realizando investigaciones específicas en materia de discapacidad, logrando así, producir 7 programas de investigación efectiva.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**95.660.000**
INGRESOS CORRIENTES ORDINARIOS	95.660.000
TRANSFERENCIAS CORRIENTES	95.660.000
Transferencias corrientes del sector público	95.660.000
Transferencias corrientes internas recibidas del sector público	95.660.000
De la República	95.660.000
INGRESOS DE CAPITAL	**918.750**
RECURSOS PROPIOS DE CAPITAL	918.750
Incremento de la depreciación y amortización acumuladas	918.750
FUENTES DE FINANCIAMIENTO	**10.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.000.000
Disminución de otros activos financieros	10.000.000
Disminución de disponibilidades	10.000.000
Disminución de bancos	10.000.000
TOTAL RECURSOS	**106.578.750**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**101.497.500**
GASTOS DE CONSUMO	90.237.728
Remuneraciones	55.318.978
Sueldos, salarios y otras retribuciones	11.664.552
Beneficios y complementos de sueldos y salarios	15.915.218
Aportes patronales	3.781.274
Prestaciones sociales y otras indemnizaciones	4.367.975
Asistencia socioeconómica	19.589.959
Compra de bienes y servicios	30.040.733
Bienes de consumo	11.000.000
Servicios no personales	19.040.733
Impuestos indirectos	3.959.267
Depreciación y amortización	918.750
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.259.772
Al sector privado	11.259.772
Transferencias corrientes al sector privado	341.022
Directas a personas	341.022
Jubilaciones y otros beneficios asociados	341.022
Donaciones corrientes al sector privado	10.918.750
Donaciones a personas	10.918.750
GASTOS DE CAPITAL	**5.081.250**
INVERSIÓN REAL DIRECTA	5.081.250
Formación bruta de capital fijo	5.081.250
Maquinaria, equipos y otros bienes muebles	5.081.250
TOTAL GASTOS	**106.578.750**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123807	Inclusión social de las personas con discapacidad, su familia y el entorno.	Atención			73.232		62.179.000			62.179.000
					TOTAL		**62.179.000**			**62.179.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	5.945.342	30.487.134			36.432.476
02	Gestión administrativa	4.973.408	2.652.844			7.626.252
03	Previsión y protección social		341.022			341.022
	TOTAL	**10.918.750**	**33.481.000**			**44.399.750**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**27**		**49**	**4.070.550**		**4.070.550**
Alto Nivel y de Dirección		1		1	250.000		250.000
Directivo	6	6		12	2.760.070		2.760.070
Obrero	16	20		36	1.060.480		1.060.480
Personal Contratado	**199**	**206**		**405**	**2.630.470**		**2.630.470**
Directivo	57	48		105	691.217		691.217
Profesional y Técnico	83	69		152	550.361		550.361
Personal Administrativo	52	79		131	935.482		935.482
Obrero	7	10		17	453.410		453.410
TOTAL	**221**	**233**		**454**	**6.701.020**		**6.701.020**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**3**	**4**	**341.022**
Empleados	1	3	4	341.022
TOTAL	**1**	**3**	**4**	**341.022**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	55.318.978
4.02	Materiales, suministros y mercancías	11.000.000
4.03	Servicios no personales	23.000.000
4.04	Activos reales	5.081.250
4.07	Transferencias y donaciones	11.259.772
4.08	Otros gastos	918.750
	TOTAL	**106.578.750**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**95.660.000**
INGRESOS CORRIENTES ORDINARIOS	95.660.000
TRANSFERENCIAS CORRIENTES	95.660.000
Transferencias corrientes del sector público	95.660.000
Transferencias corrientes internas recibidas del sector público	95.660.000
De la República	95.660.000
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	95.660.000
-Recursos Ordinarios	95.660.000
1.2 GASTOS CORRIENTES	**101.497.500**
GASTOS DE CONSUMO	90.237.728
Remuneraciones	55.318.978
Sueldos, salarios y otras retribuciones	11.664.552
Beneficios y complementos de sueldos y salarios	15.915.218
Aportes patronales	3.781.274
Prestaciones sociales y otras indemnizaciones	4.367.975
Asistencia socioeconómica	19.589.959
Compra de bienes y servicios	30.040.733
Bienes de consumo	11.000.000
Servicios no personales	19.040.733
Impuestos indirectos	3.959.267
Depreciación y amortización	918.750
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.259.772
Al sector privado	11.259.772
Transferencias corrientes al sector privado	341.022
Directas a personas	341.022
Jubilaciones y otros beneficios asociados	341.022

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	10.918.750
Donaciones a personas	10.918.750
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(5.837.500)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(4.918.750)**
RECURSOS PROPIOS DE CAPITAL	(4.918.750)
Desahorro en cuenta corriente	(5.837.500)
Incremento de la depreciación y amortización acumuladas	918.750
2.2 GASTOS DE CAPITAL	**5.081.250**
INVERSIÓN REAL DIRECTA	5.081.250
Formación bruta de capital fijo	5.081.250
Maquinaria, equipos y otros bienes muebles	5.081.250
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(10.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**10.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.000.000
Disminución de otros activos financieros	10.000.000
Disminución de disponibilidades	10.000.000
Disminución de bancos	10.000.000
3.2 APLICACIONES FINANCIERAS	**10.000.000**
DÉFICIT FINANCIERO	10.000.000

A0216

Fundación "Pueblo Soberano"

FUNDACIÓN "PUEBLO SOBERANO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La fundación Pueblo Soberano, es el ente que canaliza en forma organizada y coherente, una serie de recursos, destinados a prestar atención integral a los sectores de la población más necesitados, a través de asistencia socio-económica en el área de salud y vivienda, apoyando el accionar de las instituciones del Estado y las organizaciones del Poder Popular que brindan atención, en dichas áreas, a estos sectores de la población, coadyuvando asía elevar su calidad de vida, en el marco de los postulados del Socialismo Bolivariano.

El proyecto presentado, está directamente vinculado a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, para la satisfacción de las necesidades de los ciudadanos que presentan solicitudes de ayudas socio-económicas al Presidente de la República, redundando en una mejora sustancial de su calidad de vida.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**200.000.000**
INGRESOS CORRIENTES ORDINARIOS	200.000.000
TRANSFERENCIAS CORRIENTES	200.000.000
Transferencias corrientes del sector público	200.000.000
Transferencias corrientes internas recibidas del sector público	200.000.000
De la República	200.000.000
INGRESOS DE CAPITAL	**650.000**
RECURSOS PROPIOS DE CAPITAL	650.000
Incremento de la depreciación y amortización acumuladas	650.000
TOTAL RECURSOS	**200.650.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**192.599.000**
GASTOS DE CONSUMO	93.674.543
Remuneraciones	58.632.885
Sueldos, salarios y otras retribuciones	22.323.965
Beneficios y complementos de sueldos y salarios	10.610.293
Aportes patronales	2.888.785
Prestaciones sociales y otras indemnizaciones	4.277.090
Asistencia socioeconómica	18.532.752
Compra de bienes y servicios	29.750.926
Bienes de consumo	12.851.027
Servicios no personales	16.899.899
Impuestos indirectos	4.640.732
Depreciación y amortización	650.000
GASTOS DE LA PROPIEDAD	350.000
Derechos sobre bienes intangibles	350.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	98.574.457
Al sector privado	78.650.040
Donaciones corrientes al sector privado	78.650.040
Donaciones a personas	78.650.040
Al sector público	19.924.417
Donaciones corrientes al sector público	19.924.417
A la República	19.924.417
GASTOS DE CAPITAL	**8.051.000**
INVERSIÓN REAL DIRECTA	8.051.000
Formación bruta de capital fijo	7.251.000
Maquinaria, equipos y otros bienes muebles	7.251.000
Bienes intangibles	800.000
TOTAL GASTOS	**200.650.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124.063	Asistencia Socio-económica a los sectores más necesitados de la Nación	Apoyo	485	323	808		98.574.457			98.574.457
					TOTAL		**98.574.457**			**98.574.457**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		58.632.885			58.632.885
02	Gestión administrativa	650.000	42.792.658			43.442.658
	TOTAL	**650.000**	**101.425.543**			**102.075.543**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**74**	**48**	**11**	**133**	**12.821.099**	**111.600**	**12.932.699**
Alto Nivel y de Dirección		1		1	165.779		165.779
Directivo	4	4		8	1.098.208		1.098.208
Profesional y Técnico	57	25	6	88	9.089.600		9.089.600
Personal Administrativo	9	4	5	18	1.328.868		1.328.868
Obrero	4	14		18	1.138.644	111.600	1.250.244
Personal Contratado	**7**	**7**		**14**	**1.144.727**		**1.144.727**
Profesional y Técnico	4	4		8	682.991		682.991
Personal Administrativo	3			3	208.704		208.704
Obrero		3		3	253.032		253.032
TOTAL	81	55	11	147	13.965.826	111.600	14.077.426

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	58.632.885
4.02	Materiales, suministros y mercancías	12.851.027
4.03	Servicios no personales	21.890.631
4.04	Activos reales	8.051.000
4.07	Transferencias y donaciones	98.574.457
4.08	Otros gastos	650.000
	TOTAL	**200.650.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**200.000.000**
INGRESOS CORRIENTES ORDINARIOS	200.000.000
TRANSFERENCIAS CORRIENTES	200.000.000
Transferencias corrientes del sector público	200.000.000
Transferencias corrientes internas recibidas del sector público	200.000.000
De la República	200.000.000
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	200.000.000
- Recursos Ordinarios	200.000.000
1.2 GASTOS CORRIENTES	**192.599.000**
GASTOS DE CONSUMO	93.674.543
Remuneraciones	58.632.885
Sueldos, salarios y otras retribuciones	22.323.965
Beneficios y complementos de sueldos y salarios	10.610.293
Aportes patronales	2.888.785
Prestaciones sociales y otras indemnizaciones	4.277.090
Asistencia socioeconómica	18.532.752
Compra de bienes y servicios	29.750.926
Bienes de consumo	12.851.027
Servicios no personales	16.899.899
Impuestos indirectos	4.640.732
Depreciación y amortización	650.000
GASTOS DE LA PROPIEDAD	350.000
Derechos sobre bienes intangibles	350.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	98.574.457
Al sector privado	78.650.040
Donaciones corrientes al sector privado	78.650.040
Donaciones a personas	78.650.040
Al sector público	19.924.417
Donaciones corrientes al sector público	19.924.417
A la República	19.924.417
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.401.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**8.051.000**
RECURSOS PROPIOS DE CAPITAL	8.051.000
Ahorro en cuenta corriente	7.401.000
Incremento de la depreciación y amortización acumuladas	650.000
2.2 GASTOS DE CAPITAL	**8.051.000**
INVERSIÓN REAL DIRECTA	8.051.000
Formación bruta de capital fijo	7.251.000
Maquinaria, equipos y otros bienes muebles	7.251.000
Bienes intangibles	800.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0246

Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"

SERVICIO DESCONCENTRADO DE ADMINISTRACIÓN Y GESTIÓN DEL FONDO DE AHORRO FAMILIAR E INVERSIÓN SOCIAL "HIJOS DE VENEZUELA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social Hijos de Venezuela, tiene por objetivo otorgar beneficios a venezolanas y venezolanos en especial a aquellos en estado de vulnerabilidad sometidos a una situación de pobreza crítica, con la finalidad de facilitar su acceso al disfrute de derechos fundamentales y asegurar su incorporación a las actividades productivas que garanticen el vivir de sus familias.

La ejecución de los recursos permitirá beneficiar aproximadamente a 379.920 familias en situación de pobreza crítica o con un ingreso familiar por debajo del salario mínimo, que tengan entre sus miembros mujeres embarazadas, hijos o hijas menores de 17 años con discapacidad, lo que representa aproximadamente Bs. 94.514.558 para el proyecto "Fortalecimiento Socio Económico y socio productivo a las familias en situación de pobreza crítica en el marco de la Gran Misión Hijos de Venezuela".

Se estima para el Ejercicio Económico Financiero 2015, alcanzar el máximo de integrantes de las familias beneficiadas a nivel nacional y financiar aproximadamente 500 proyectos socio- productivos. Se espera que la ejecución de este proyecto coadyuve a las familias en situación de pobreza en la superación de las desigualdades que pudieran generar condiciones especiales de vulnerabilidad, por consiguiente se han venido incluyendo 5.000 familias mensualmente dando cumplimiento al principio de la inclusión social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**94.514.558**
INGRESOS CORRIENTES ORDINARIOS	94.514.558
TRANSFERENCIAS CORRIENTES	94.514.558
Transferencias corrientes del sector público	94.514.558
Transferencias corrientes internas recibidas del sector público	94.514.558
De la República	94.514.558
TOTAL RECURSOS	**94.514.558**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**94.514.558**
GASTOS DE CONSUMO	3.800.000
Remuneraciones	2.800.000
Sueldos, salarios y otras retribuciones	2.475.000
Beneficios y complementos de sueldos y salarios	35.000
Aportes patronales	90.000
Prestaciones sociales y otras indemnizaciones	200.000
Compra de bienes y servicios	650.000
Bienes de consumo	75.000
Servicios no personales	575.000
Impuestos indirectos	350.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	90.714.558
Al sector privado	90.714.558
Donaciones corrientes al sector privado	90.714.558
Donaciones a personas	90.714.558
TOTAL GASTOS	**94.514.558**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124938	Fortalecimiento Socio Económico y socio productivo a las familias en situación de pobreza crítica en el marco de la Gran Misión Hijos de Venezuela	Familia			379.920		94.514.558			94.514.558
					TOTAL		**94.514.558**			**94.514.558**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**18**	**18**		**36**	**2.000.000**		**2.000.000**
Directivo	1			1	62.772		62.772
Profesional y Técnico	15	15		30	1.637.228		1.637.228
Personal Administrativo	2	3		5	300.000		300.000
TOTAL	**18**	**18**		**36**	**2.000.000**		**2.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	2.800.000
4.02	Materiales, suministros y mercancías	75.000
4.03	Servicios no personales	925.000
4.07	Transferencias y donaciones	90.714.558
	TOTAL	**94.514.558**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**94.514.558**
INGRESOS CORRIENTES ORDINARIOS	94.514.558
TRANSFERENCIAS CORRIENTES	94.514.558
Transferencias corrientes del sector público	94.514.558
Transferencias corrientes internas recibidas del sector público	94.514.558
De la República	94.514.558
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	94.514.558
-Recursos Ordinarios	94.514.558
1.2 GASTOS CORRIENTES	**94.514.558**
GASTOS DE CONSUMO	3.800.000
Remuneraciones	2.800.000
Sueldos, salarios y otras retribuciones	2.475.000
Beneficios y complementos de sueldos y salarios	35.000
Aportes patronales	90.000
Prestaciones sociales y otras indemnizaciones	200.000
Compra de bienes y servicios	650.000
Bienes de consumo	75.000
Servicios no personales	575.000
Impuestos indirectos	350.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	90.714.558
Al sector privado	90.714.558
Donaciones corrientes al sector privado	90.714.558
Donaciones a personas	90.714.558
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0306

Fundación "José Félix Ribas" (FUNDARIBAS)

FUNDACIÓN "JOSÉ FÉLIX RIBAS" (FUNDARIBAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación tiene por objeto el funcionamiento, mantenimiento y financiamiento de las comunidades terapéuticas, prevención, rehabilitación e investigación científica sobre el uso de modo inadecuado, abusivo y fuera de la prescripción facultativa, de sustancias estupefacientes y psicotrópicas.

La Institución desarrolla:

Tratamiento: Tiene como objetivo planificar, ejecutar y desarrollar programas y acciones de asistencia integral, dirigidas al sector de la población afectada por el uso y abuso de drogas. Las acciones están dirigidas a:

- Brindar asistencia integral al sector de la población afectada por el consumo de sustancias estupefacientes y psicotrópicas.
- Incorporar a la familia del consumidor en el sistema de asistencia integral, a objeto de mantener la recuperación y promover la salud familiar.
- Ofrecer a los usuarios asistencia integral a través de diversas técnicas que permitan la atención en los diferentes niveles de salud.
- Registrar y sistematizar la información sobre la población atendida, su volumen y características, así como evaluar los procedimientos y procesos de tratamiento para ajustar los programas.
- Orientar el tratamiento hacia la ejecución de un proyecto de vida personal, coherente con el logro de unas condiciones de vida satisfactorias.
- Constituir una red institucional de tratamiento, rehabilitación y reinserción social que de respuesta a las necesidades de los usuarios y sus familiares.

Prevención: Tiene por objetivo intervenir en grupos, comunidades e instituciones, con la finalidad de mejorar la calidad de vida de la población a través de estrategias preventivas que permitan el abordaje del problema del consumo de drogas. Las acciones están dirigidas a:

- Formar y capacitar multiplicadores en materia de prevención integral ante las drogas.
- Promover en la población prácticas alternativas que contrasten los factores de riesgo y desarrollen estilos de vida positivos, saludables y autónomos.
- Promover el desarrollo y consolidación de una red de prevención integral a nivel nacional.

Las acciones que desarrollará la Fundación en el año 2015 se orientará a la consecución de los objetivos y metas previstas en el proyecto de Fortalecimiento de la prevención, formación, atención, deshabituación e inclusión social integral de personas familias y comunidades en el marco del Sistema Público Nacional de Tratamiento de las Adicciones. (Spnta).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**80.236.344**
INGRESOS CORRIENTES ORDINARIOS	80.236.344
TRANSFERENCIAS CORRIENTES	80.236.344
Transferencias corrientes del sector público	80.236.344
Transferencias corrientes internas recibidas del sector público	80.236.344
De la República	80.236.344
INGRESOS DE CAPITAL	**281.170**
RECURSOS PROPIOS DE CAPITAL	281.170
Incremento de la depreciación y amortización acumuladas	281.170
TOTAL RECURSOS	**80.517.514**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**75.045.842**
GASTOS DE CONSUMO	73.559.054
Remuneraciones	41.718.941
Sueldos, salarios y otras retribuciones	17.920.138
Beneficios y complementos de sueldos y salarios	10.189.285
Aportes patronales	1.489.590
Prestaciones sociales y otras indemnizaciones	3.636.726
Asistencia socioeconómica	8.483.202
Compra de bienes y servicios	29.694.479
Bienes de consumo	20.868.236
Servicios no personales	8.826.243
Impuestos indirectos	1.864.464
Depreciación y amortización	281.170
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.486.788
Al sector privado	1.486.788
Transferencias corrientes al sector privado	1.447.564
Directas a personas	1.447.564
Pensiones y otros beneficios asociados	750.024
Jubilaciones y otros beneficios asociados	697.540
Donaciones corrientes al sector privado	39.224
Donaciones a personas	39.224
GASTOS DE CAPITAL	**5.471.672**
INVERSIÓN REAL DIRECTA	5.471.672
Formación bruta de capital fijo	5.471.672
Maquinaria, equipos y otros bienes muebles	5.471.672
TOTAL GASTOS	**80.517.514**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123.855	Fortalecimiento de la Prevención, Formación, Atención, Deshabituación e Inclusión social integral de personas, familias y comunidades en el marco del Sistema Público Nacional de Tratamiento de las Adicciones (Spnta)	Persona	30.860	30.860	61.720		56.165.441			56.165.441
					TOTAL		**56.165.441**			**56.165.441**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.041.873			12.041.873
02	Gestión administrativa	281.170	9.248.952			9.530.122
03	Previsión y protección social		2.780.078			2.780.078
	TOTAL	**281.170**	**24.070.903**			**24.352.073**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**206**	**132**		**338**	**5.342.209**	**1.104.424**	**6.446.633**
Alto Nivel y de Dirección		1		1	54.303		54.303
Directivo	30	21		51	966.459		966.459
Profesional y Técnico	87	51		138	2.319.492	590.183	2.909.675
Personal Administrativo	60	27		87	1.304.714	334.437	1.639.151
Personal de Investigación		1		1	48.323	9.836	58.159
Personal Médico	6	5		11	193.291	49.182	242.473
Obrero	23	26		49	455.627	120.786	576.413
Personal Contratado	**58**	**26**		**84**	**3.598.760**		**3.598.760**
Directivo		1		1	107.963		107.963
Profesional y Técnico	44	14		58	1.547.467		1.547.467
Personal Administrativo	9	6		15	1.187.590		1.187.590
Personal de Investigación		1		1	35.988		35.988
Personal Médico	5	4		9	719.752		719.752
TOTAL	**264**	**158**		**422**	**8.940.969**	**1.104.424**	**10.045.393**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**9**	**9**	**18**	**697.540**
Alto Nivel y de Dirección		1	1	69.754
Médicos		1	1	55.803
Empleados	5	4	9	418.524
Obreros	4	3	7	153.459
Pensionados	**6**	**4**	**10**	**750.024**
Médicos		1	1	60.001
Empleados	5	2	7	495.016
Obreros	1	1	2	195.007
TOTAL	**15**	**13**	**28**	**1.447.564**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	41.718.941
4.02	Materiales, suministros y mercancías	20.868.236
4.03	Servicios no personales	10.690.707
4.04	Activos reales	5.471.672
4.07	Transferencias y donaciones	1.486.788
4.08	Otros gastos	281.170
	TOTAL	**80.517.514**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**80.236.344**
INGRESOS CORRIENTES ORDINARIOS	80.236.344
TRANSFERENCIAS CORRIENTES	80.236.344
Transferencias corrientes del sector público	80.236.344
Transferencias corrientes internas recibidas del sector público	80.236.344
De la República	80.236.344
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	80.236.344
- Recursos Ordinarios	80.236.344
1.2 GASTOS CORRIENTES	**75.045.842**
GASTOS DE CONSUMO	73.559.054
Remuneraciones	41.718.941
Sueldos, salarios y otras retribuciones	17.920.138
Beneficios y complementos de sueldos y salarios	10.189.285
Aportes patronales	1.489.590
Prestaciones sociales y otras indemnizaciones	3.636.726
Asistencia socioeconómica	8.483.202
Compra de bienes y servicios	29.694.479
Bienes de consumo	20.868.236
Servicios no personales	8.826.243
Impuestos indirectos	1.864.464
Depreciación y amortización	281.170
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.486.788
Al sector privado	1.486.788
Transferencias corrientes al sector privado	1.447.564
Directas a personas	1.447.564

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	750.024
Jubilaciones y otros beneficios asociados	697.540
Donaciones corrientes al sector privado	39.224
Donaciones a personas	39.224
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.190.502**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.471.672**
RECURSOS PROPIOS DE CAPITAL	5.471.672
Ahorro en cuenta corriente	5.190.502
Incremento de la depreciación y amortización acumuladas	281.170
2.2 GASTOS DE CAPITAL	**5.471.672**
INVERSIÓN REAL DIRECTA	5.471.672
Formación bruta de capital fijo	5.471.672
Maquinaria, equipos y otros bienes muebles	5.471.672
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0369

Fundación Musical Simón Bolívar (Fundamusical Bolívar)

FUNDACIÓN MUSICAL SIMÓN BOLÍVAR (FUNDAMUSICAL BOLÍVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Musical Simón Bolívar (Fundamusical Bolívar), rinde frutos de esperanza a una cantera de miles de niños, niñas, adolescentes y jóvenes venezolanos que cumplen, a través de la música, sus sueños de realización personal y profesional. La música es la herramienta fundamental para la incorporación de niños, niñas, adolescentes y jóvenes al Sistema Nacional de Orquestas y Coros Infantiles y Juveniles de Venezuela durante 35 años, que ha venido construyendo una red de orquestas y coros, diseminados a lo largo y ancho del territorio nacional. Hoy Venezuela es un hermoso mapa musical, sembrado por 171 Orquestas de Iniciación, 230 Orquestas Juveniles, 171 Orquestas Infantiles, 15 Pre Infantiles, 190 Cantorías Infantiles, 364 Coros Asociados, 864 Otras Agrupaciones (Cuartetos, Quintetos y Ensambles), 5 Academias Latinoamericanas y 8 Talleres de Luthería, dando atención a miles de venezolanos, que ven en el Sistema, una oportunidad de crecimiento y formación integral, a través de acciones como: Práctica Orquestal y Coral, Integración Social de Personas con Discapacidad, Niños en Situación de Calle, Del Pupitre al Atril (orquestas y coros escolares) y Centros Académicos de Luthería (formación de jóvenes artesanos).

Fundamusical Bolívar, es una Institución abierta a toda la sociedad, con un alto concepto de excelencia musical, que contribuye al desarrollo integral del ser humano. Se vincula con la comunidad, a través del intercambio, la cooperación y el cultivo de valores trascendentales, que inciden en la transformación del niño, el joven y el entorno familiar. Que cuenta con un recurso humano, dirigido al logro de una meta común, con mística y gozo, formando equipos multidisciplinarios, altamente motivados e identificados con la Institución. Que reconoce al movimiento orquestal, como una oportunidad para el desarrollo personal, en lo intelectual, en lo espiritual, en lo social y en lo profesional, rescatando al niño y al joven de una juventud vacía, desorientada y desviada

La Fundación Musical Simón Bolívar, constituye una obra social del Estado venezolano, consagrada al rescate pedagógico, ocupacional y ético de la infancia y la juventud, mediante la instrucción y la práctica colectiva de la música, por lo que se considera uno de los puntales de la política social nacional, dedicada a la capacitación, la prevención y recuperación de los grupos más vulnerables del país, tanto por sus características etéreas, como por su situación socioeconómica.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**350.311.981**
INGRESOS CORRIENTES ORDINARIOS	350.311.981
TRANSFERENCIAS CORRIENTES	350.311.981
Transferencias corrientes del sector público	350.311.981
Transferencias corrientes internas recibidas del sector público	350.311.981
De la República	350.311.981
INGRESOS DE CAPITAL	**1.478.671.507**
RECURSOS PROPIOS DE CAPITAL	10.000.000
Incremento de la depreciación y amortización acumuladas	10.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.468.671.507
Transferencias y donaciones de capital del sector público	1.468.671.507
Transferencias de capital recibidas del sector público	1.468.671.507
De la República	1.468.671.507
FUENTES DE FINANCIAMIENTO	**100.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.000.000
Disminución de otros activos financieros	100.000.000
Disminución de disponibilidades	100.000.000
Disminución de bancos	100.000.000
TOTAL RECURSOS	**1.928.983.488**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**361.173.832**
GASTOS DE CONSUMO	318.164.873
Remuneraciones	307.844.531
Sueldos, salarios y otras retribuciones	167.161.586
Beneficios y complementos de sueldos y salarios	53.421.623
Aportes patronales	19.832.540
Prestaciones sociales y otras indemnizaciones	2.154.667
Asistencia socioeconómica	62.299.618
Otros gastos de personal	2.974.497
Compra de bienes y servicios	320.342
Servicios no personales	320.342
Depreciación y amortización	10.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.008.959
Al sector privado	43.008.959
Transferencias corrientes al sector privado	43.008.959
Directas a personas	43.008.959
Pensiones y otros beneficios asociados	1.522.175
Jubilaciones y otros beneficios asociados	2.511.900
Otras transferencias directas a personas	38.974.884
GASTOS DE CAPITAL	**1.467.809.656**
INVERSIÓN REAL DIRECTA	1.467.809.656
Formación bruta de capital fijo	1.465.723.942
Maquinaria, equipos y otros bienes muebles	59.125.153
Construcciones de bienes de dominio privado	1.291.094.582
Producción propia (gastos capitalizables)	115.504.207
Remuneraciones	5.332.878
Sueldos, salarios y otras retribuciones	1.655.400
Beneficios y complementos de sueldos y salarios	1.757.056

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Aportes patronales	290.007
Prestaciones sociales y otras indemnizaciones	405.520
Asistencia socioeconómica	1.224.895
Compra de bienes y servicios	20.395.226
Bienes de consumo	2.680.223
Servicios no personales	17.715.003
Impuestos indirectos	89.776.103
Bienes intangibles	2.085.714
APLICACIONES FINANCIERAS	**100.000.000**
DISMINUCIÓN DE PASIVOS	100.000.000
Disminución de cuentas y efectos por pagar	100.000.000
Disminución de cuentas y efectos por pagar a corto plazo	62.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	11.000.000
Disminución de aportes patronales y retenciones laborales por pagar	19.000.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	19.000.000
Disminución cuentas por pagar a proveedores a corto plazo	32.500.000
Disminución de otras cuentas y efectos por pagar	37.500.000
Disminución de otras cuentas por pagar a corto plazo	37.500.000
TOTAL GASTOS	**1.928.983.488**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
29.444	A03690032000	Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música	19/08/2008	17/08/2018		402.450.251		845.979.332	1.248.429.584
112.111	A03690011000	Complejo de Acción Social por la Música Simón Bolívar	03/01/2011	30/12/2016		1.066.221.256	1.719.782.107		2.786.003.362
				TOTAL		**1.468.671.507**	**1.719.782.107**	**845.979.332**	**4.034.432.946**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2015
29.444	Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música	edificación			1		402.450.251			402.450.251
112.111	Complejo de Acción Social por la Música Simón Bolívar	edificación			1		1.066.221.256			1.066.221.256
124.290	Sostenimiento y Fortalecimiento de la Red Nacional de Coros y Orquestas Juveniles e Infantiles de Venezuela.	estudiante	225.364	233.536	458.900		262.059.916			262.059.916
124.568	Alma Llanera	estudiante	26.578	21.122	47.700		2.612.780			2.612.780
124.738	Centro Nacional de Acción Social por la Música	atención			113.200		4.207.220			4.207.220
					TOTAL		**1.737.551.423**			**1.737.551.423**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		77.363.269			77.363.269
02	Gestión administrativa	110.000.000	34.721			110.034.721
03	Previsión y protección social		4.034.075			4.034.075
	TOTAL	**110.000.000**	**81.432.065**			**191.432.065**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.101**	**1.289**	**164**	**2.554**	**66.492.706**	**8.504**	**66.501.210**
Alto Nivel y de Dirección		1		1	5.946		5.946
Directivo	15	32		47	1.850.398		
Profesional y Técnico	525	505	52	1.082	19.408.588		19.408.588
Personal Administrativo	408	240	106	754	31.600.478	8.504	33.459.380
Personal Docente	41	213	6	260	6.188.632		6.188.632
Obrero	112	298		410	7.438.664		7.438.664
Personal Fijo a Tiempo Parcial	**4.250**	**5.289**		**9.539**	**65.154.776**		**65.154.776**
Personal Docente	4.250	5.289		9.539	65.154.776		65.154.776
Personal Contratado	**387**	**422**		**809**	**22.841.126**		**22.841.126**
Profesional y Técnico	54	72		126	9.424.928		9.424.928
Personal Administrativo	174	132		306	7.845.321		7.845.321
Obrero	159	218		377	5.570.877		5.570.877
TOTAL	**5.738**	**7.000**	**164**	**12.902**	**154.488.608**	**8.504**	**154.497.112**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**30**	**14**	**44**	**2.511.900**
Empleados	30	14	44	2.511.900
Pensionados	**28**	**14**	**42**	**1.522.175**
Empleados	28	14	42	1.522.175
TOTAL	**58**	**28**	**86**	**4.034.075**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	313.177.409
4.02	Materiales, suministros y mercancías	2.680.223
4.03	Servicios no personales	107.811.448
4.04	Activos reales	1.352.305.449
4.07	Transferencias y donaciones	43.008.959
4.08	Otros gastos	10.000.000
4.11	Disminución de pasivos	100.000.000
	TOTAL	**1.928.983.488**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**350.311.981**
INGRESOS CORRIENTES ORDINARIOS	350.311.981
TRANSFERENCIAS CORRIENTES	350.311.981
Transferencias corrientes del sector público	350.311.981
Transferencias corrientes internas recibidas del sector público	350.311.981
De la República	350.311.981
Ministerio el Poder Popular del Despacho de la Presidencia	
y Seguimiento de la Gestión de Gobierno	350.311.981
-Recursos Ordinarios	350.311.981
1.2 GASTOS CORRIENTES	**361.173.832**
GASTOS DE CONSUMO	318.164.873
Remuneraciones	307.844.531
Sueldos, salarios y otras retribuciones	167.161.586
Beneficios y complementos de sueldos y salarios	53.421.623
Aportes patronales	19.832.540
Prestaciones sociales y otras indemnizaciones	2.154.667
Asistencia socioeconómica	62.299.618
Otros gastos de personal	2.974.497
Compra de bienes y servicios	320.342
Servicios no personales	320.342
Depreciación y amortización	10.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.008.959
Al sector privado	43.008.959
Transferencias corrientes al sector privado	43.008.959
Directas a personas	43.008.959

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	1.522.175
Jubilaciones y otros beneficios asociados	2.511.900
Otras transferencias directas a personas	38.974.884
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(10.861.851)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.467.809.656**
RECURSOS PROPIOS DE CAPITAL	(861.851)
Desahorro en cuenta corriente	(10.861.851)
Incremento de la depreciación y amortización acumuladas	10.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.468.671.507
Transferencias y donaciones de capital del sector público	1.468.671.507
Transferencias de capital recibidas del sector público	1.468.671.507
De la República	1.468.671.507
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	1.468.671.507
- Proyectos por Endeudamiento	1.468.671.507
-Complejo de la Acción Social por la Música Simón Bolívar	1.066.221.256
-Segunda Fase del programa de Apoyo al Centro de Acción Social por la Música	402.450.251
2.2 GASTOS DE CAPITAL	**1.467.809.656**
INVERSIÓN REAL DIRECTA	1.467.809.656
Formación bruta de capital fijo	1.465.723.942
Maquinaria, equipos y otros bienes muebles	59.125.153
Construcciones de bienes de dominio privado	1.291.094.582
Producción propia (gastos capitalizables)	115.504.207
Remuneraciones	5.332.878
Sueldos, salarios y otras retribuciones	1.655.400
Beneficios y complementos de sueldos y salarios	1.757.056
Aportes patronales	290.007

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Prestaciones sociales y otras indemnizaciones	405.520
Asistencia socioeconómica	1.224.895
Compra de bienes y servicios	20.395.226
Bienes de consumo	2.680.223
Servicios no personales	17.715.003
Impuestos indirectos	89.776.103
Bienes intangibles	2.085.714
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**100.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.000.000
Disminución de otros activos financieros	100.000.000
Disminución de disponibilidades	100.000.000
Disminución de bancos	100.000.000
3.2 APLICACIONES FINANCIERAS	**100.000.000**
DISMINUCIÓN DE PASIVOS	100.000.000
Disminución de cuentas y efectos por pagar	100.000.000
Disminución de cuentas y efectos por pagar a corto plazo	62.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	11.000.000
Disminución de aportes patronales y retenciones laborales por pagar	19.000.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	19.000.000
Disminución cuentas por pagar a proveedores a corto plazo	32.500.000
Disminución de otras cuentas y efectos por pagar	37.500.000
Disminución de otras cuentas por pagar a corto plazo	37.500.000

A0411

Fundación Pro-Patria 2000

FUNDACIÓN PRO-PATRIA 2000

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Pro-Patria 2000, es un ente adscrito al Ministerio del Poder Popular para el Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, de acuerdo a lo expresado en el Decreto Presidencial N° 9.444, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.137 de fecha 1 de abril de 2013, tiene como objetivo prioritario atender los requerimientos de las comunidades en función del mejoramiento de sus espacios físicos, ejecutando proyectos de carácter social, asistencial y vial.

La Fundación en ejercicio de su rol en materia de infraestructura en el país, se encuentra alineado con las estrategias de desarrollo y en estricto apego a las políticas, directrices y propósitos establecidos por el Estado, para lo cual hará uso de los recursos asignados por el Ejecutivo Nacional, a través de su órgano de adscripción, que serán ejecutados bajo los preceptos constitucionales de transparencia, eficiencia, efectividad y eficacia.

En este sentido, para el año 2015 prevé abocarse hacia varios aspectos fundamentales en materia de infraestructura nacional, entre los que destacan construcción de obras civiles, adquisición de bienes y servicios y contratación de personal calificado, lo que permitirá el cumplimiento de sus metas para lograr un mejor nivel de desarrollo, calidad de vida y bienestar social en todos los sectores del país, para ello la Fundación procurará la optimización de los recursos asignados, atendiendo a las medidas de eliminación de gastos suntuarios emanadas del Ejecutivo Nacional y los lineamientos dictados por la Comisión Central de Planificación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**9.099.351.333**
INGRESOS CORRIENTES ORDINARIOS	9.099.351.333
INGRESOS DE OPERACIÓN	9.052.701.807
Otros ingresos de operación	9.052.701.807
TRANSFERENCIAS CORRIENTES	46.649.526
Transferencias corrientes del sector público	46.649.526
Transferencias corrientes internas recibidas del sector público	46.649.526
De la República	46.649.526
TOTAL RECURSOS	**9.099.351.333**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.013.700.005**
GASTOS DE CONSUMO	1.013.157.399
Remuneraciones	34.105.596
Sueldos, salarios y otras retribuciones	12.688.556
Beneficios y complementos de sueldos y salarios	6.238.124
Aportes patronales	2.113.184
Prestaciones sociales y otras indemnizaciones	1.432.812
Asistencia socioeconómica	11.102.920
Otros gastos de personal	530.000
Compra de bienes y servicios	8.054.017
Bienes de consumo	1.723.024
Servicios no personales	6.330.993
Impuestos indirectos	970.997.786
TRANSFERENCIAS Y DONACIONES CORRIENTES	542.606
Al sector privado	542.606
Transferencias corrientes al sector privado	442.604
Directas a personas	442.604
Pensiones y otros beneficios asociados	101.104
Jubilaciones y otros beneficios asociados	341.500
Donaciones corrientes al sector privado	100.002
Donaciones a personas	100.002
GASTOS DE CAPITAL	**8.085.651.328**
INVERSIÓN REAL DIRECTA	8.085.651.328
Formación bruta de capital fijo	8.085.399.321
Maquinaria, equipos y otros bienes muebles	2.537.800
Construcciones de bienes de dominio privado	2.177.215.412
Construcciones de bienes de dominio público	5.905.646.109
Bienes intangibles	252.007
TOTAL GASTOS	**9.099.351.333**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124.161	Modernizar, adecuar, ampliar y mejorar los espacios físicos y operacionales a nivel nacional e internacional	Tonelada			13.690	90.000.000				90.000.000
124.200	Construir, mejorar y mantener las principales Autopistas y/o Vías Expresas del territorio nacional	Kilómetro			3.360	5.774.855.704				5.774.855.704
124.274	Construir, ampliar y mejorar las edificaciones deportivas en el territorio nacional	Metro Cuadrado			60.518	1.529.786.881				1.529.786.881
124.306	Construir, ampliar y mejorar edificaciones educativas	Metro Cuadrado			7.812	100.437.081				100.437.081
124.315	Construir, ampliar y mejorar edificaciones de educación Superior	Metro Cuadrado			5.903	62.502.061				62.502.061
124.325	Construir, ampliar y mejorar las edificaciones de salud	Metro Cuadrado			12.993	91.460.339				91.460.339
124.328	Construir, ampliar y mejorar las edificaciones y Monumentos Históricos a nivel nacional	Metro Cuadrado			800	2.878.397				2.878.397
124.332	Construir, instalar, reparar y mantener puentes a nivel nacional	Metro Lineal			170	60.000.000				60.000.000
124.336	Construir, ampliar y mejorar las instalaciones y edificaciones de Seguridad y Defensa de la Nación	Metro Cuadrado			27.328	214.178.822				214.178.822
124.380	Construir, ampliar y mejorar las edificaciones Religiosas a nivel nacional	Metro Cuadrado			5.075	112.883.133				112.883.133
124.413	Construir, ampliar y mejorar las edificaciones Varias a nivel nacional	Metro Cuadrado			18.838	618.696.290				618.696.290
124.457	Construir, ampliar y mejorar la vialidad en todo el territorio nacional	Kilómetro			396	44.979.877				44.979.877

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124.513	Construir, ampliar y mejorar viviendas a nivel nacional	Vivienda			2.511	350.043.222				350.043.222
					TOTAL	9.052.701.807				9.052.701.807

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		34.630.596			34.630.596
02	Gestión administrativa		11.576.324			11.576.324
03	Previsión y protección social		442.606			442.606
	TOTAL		46.649.526			46.649.526

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**115**	**96**		**211**	**9.610.656**		**9.610.656**
Alto Nivel y de Dirección		1		1	190.512		190.512
Directivo	4	4		8	2.015.325		2.015.325
Profesional y Técnico	97	65		162	6.267.655		6.267.655
Personal Administrativo	11	5		16	525.380		525.380
Obrero	3	21		24	611.784		611.784
Personal Contratado	**6**	**4**		**10**	**537.452**		**537.452**
Profesional y Técnico	3	1		4	491.727		491.727
Personal Administrativo	3	3		6	45.725		45.725
TOTAL	**121**	**100**		**221**	**10.148.108**		**10.148.108**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**341.500**
Empleados	1		1	341.500
Pensionados	**2**		**2**	**101.104**
Empleados	2		2	101.104
TOTAL	**3**		**3**	**442.604**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	34.105.596
4.02	Materiales, suministros y mercancías	1.723.024
4.03	Servicios no personales	977.328.779
4.04	Activos reales	8.085.651.328
4.07	Transferencias y donaciones	542.606
	TOTAL	**9.099.351.333**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**9.099.351.333**
INGRESOS CORRIENTES ORDINARIOS	9.099.351.333
INGRESOS DE OPERACIÓN	9.052.701.807
Otros ingresos de operación	9.052.701.807
TRANSFERENCIAS CORRIENTES	46.649.526
Transferencias corrientes del sector público	46.649.526
Transferencias corrientes internas recibidas del sector público	46.649.526
De la República	46.649.526
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	46.649.526
- Recursos Ordinarios	46.649.526
1.2 GASTOS CORRIENTES	**1.013.700.005**
GASTOS DE CONSUMO	1.013.157.399
Remuneraciones	34.105.596
Sueldos, salarios y otras retribuciones	12.688.556
Beneficios y complementos de sueldos y salarios	6.238.124
Aportes patronales	2.113.184
Prestaciones sociales y otras indemnizaciones	1.432.812
Asistencia socioeconómica	11.102.920
Otros gastos de personal	530.000
Compra de bienes y servicios	8.054.017
Bienes de consumo	1.723.024
Servicios no personales	6.330.993
Impuestos indirectos	970.997.786

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	542.606
Al sector privado	542.606
Transferencias corrientes al sector privado	442.604
Directas a personas	442.604
Pensiones y otros beneficios asociados	101.104
Jubilaciones y otros beneficios asociados	341.500
Donaciones corrientes al sector privado	100.002
Donaciones a personas	100.002
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.085.651.328**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**8.085.651.328**
RECURSOS PROPIOS DE CAPITAL	8.085.651.328
Ahorro en cuenta corriente	8.085.651.328
2.2 GASTOS DE CAPITAL	**8.085.651.328**
INVERSIÓN REAL DIRECTA	8.085.651.328
Formación bruta de capital fijo	8.085.399.321
Maquinaria, equipos y otros bienes muebles	2.537.800
Construcciones de bienes de dominio privado	2.177.215.412
Construcciones de bienes de dominio público	5.905.646.109
Bienes intangibles	252.007
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0480

Fundación Misión Negra Hipólita

FUNDACIÓN MISIÓN NEGRA HIPÓLITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Negra Hipólita, fue creada para articular con las instituciones públicas, privadas, comité de protección e igualdad social y comunidades organizadas para erradicar la pobreza extrema. El objetivo de la Fundación, es lograr reducir la miseria a cero y acelerar la disminución de la pobreza.

Para el Ejercicio Económico Financiero 2015, estima beneficiar a 7.864 ciudadanos, de los cuales 2.359 son ciudadanas y 5.505 son ciudadanos, a través del Proyecto "Inclusión social a ciudadanas y ciudadanos en situación de calle y sus grupos familiares", que garanticen dignificación e igualdad de oportunidades y condiciones. La Fundación como ente y asignación expresa del Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, es responsable de la gestión, coordinación y seguimiento de las acciones tendentes al rescate, integración, capacitación y desarrollo de los grupos vulnerables y excluidos socialmente, ubicados en zonas urbanas y rurales. La calidad en atención y servicio, implica la optimización de los espacios, la dotación de bienes y servicios acorde a las necesidades de la población atendida, de la calificación y especialización de los trabajadores, trabajadoras y el voluntariado en general.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**631.575.254**
INGRESOS CORRIENTES ORDINARIOS	631.575.254
TRANSFERENCIAS CORRIENTES	631.575.254
Transferencias corrientes del sector público	631.575.254
Transferencias corrientes internas recibidas del sector público	631.575.254
De la República	631.575.254
INGRESOS DE CAPITAL	**1.000.000**
RECURSOS PROPIOS DE CAPITAL	1.000.000
Incremento de la depreciación y amortización acumuladas	1.000.000
TOTAL RECURSOS	**632.575.254**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**605.703.953**
GASTOS DE CONSUMO	592.203.953
Remuneraciones	504.980.253
Sueldos, salarios y otras retribuciones	208.700.253
Beneficios y complementos de sueldos y salarios	135.610.000
Aportes patronales	25.800.000
Prestaciones sociales y otras indemnizaciones	20.000.000
Asistencia socioeconómica	114.870.000
Compra de bienes y servicios	81.828.100
Bienes de consumo	43.767.300
Servicios no personales	38.060.800
Impuestos indirectos	4.395.600
Depreciación y amortización	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.500.000
Al sector privado	13.500.000
Transferencias corrientes al sector privado	1.500.000
A instituciones sin fines de lucro	1.500.000
Donaciones corrientes al sector privado	12.000.000
Donaciones a personas	11.000.000
Donaciones a instituciones sin fines de lucro	1.000.000
GASTOS DE CAPITAL	**21.871.301**
INVERSIÓN REAL DIRECTA	21.871.301
Formación bruta de capital fijo	21.871.301
Edificios e instalaciones	100.000
Maquinaria, equipos y otros bienes muebles	19.916.301
Construcciones de bienes de dominio privado	1.330.000
Construcciones de bienes de dominio público	525.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**5.000.000**
DISMINUCIÓN DE PASIVOS	5.000.000
Disminución de cuentas y efectos por pagar	5.000.000
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000
TOTAL GASTOS	**632.575.254**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124069	Inclusión Social a Ciudadanas y Ciudadanos en Situación de calle y sus grupos familiares	Persona	2.359	5.505	7.864		500.519.949			500.519.949
					TOTAL		500.519.949			500.519.949

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		98.486.000			98.486.000
02	Gestión administrativa	1.000.000	32.569.305			33.569.305
	TOTAL	1.000.000	131.055.305			132.055.305

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**1.280**	**1.920**		**3.200**	**150.460.253**		**150.460.253**
Directivo	85	90		175	10.871.208		10.871.208
Profesional y Técnico	429	474		903	49.106.679		49.106.679
Administrativo	686	1.234		1.920	60.866.990		60.866.990
Docente	50	64		114	18.532.250		18.532.250
Médico	30	58		88	11.083.126		11.083.126
TOTAL	**1.280**	**1.920**		**3.200**	**150.460.253**		**150.460.253**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	504.980.253
4.02	Materiales, suministros y mercancías	43.767.300
4.03	Servicios no personales	42.456.400
4.04	Activos reales	21.871.301
4.07	Transferencias y donaciones	13.500.000
4.08	Otros gastos	1.000.000
4.11	Disminución de pasivos	5.000.000
	TOTAL	**632.575.254**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**631.575.254**
INGRESOS CORRIENTES ORDINARIOS	631.575.254
TRANSFERENCIAS CORRIENTES	631.575.254
Transferencias corrientes del sector público	631.575.254
Transferencias corrientes internas recibidas del sector público	631.575.254
De la República	631.575.254
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	631.575.254
-Recursos Ordinarios	631.575.254
1.2 GASTOS CORRIENTES	**605.703.953**
GASTOS DE CONSUMO	592.203.953
Remuneraciones	504.980.253
Sueldos, salarios y otras retribuciones	208.700.253
Beneficios y complementos de sueldos y salarios	135.610.000
Aportes patronales	25.800.000
Prestaciones sociales y otras indemnizaciones	20.000.000
Asistencia socioeconómica	114.870.000
Compra de bienes y servicios	81.828.100
Bienes de consumo	43.767.300
Servicios no personales	38.060.800
Impuestos indirectos	4.395.600
Depreciación y amortización	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.500.000
Al sector privado	13.500.000
Transferencias corrientes al sector privado	1.500.000
A instituciones sin fines de lucro	1.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	12.000.000
Donaciones a personas	11.000.000
Donaciones a instituciones sin fines de lucro	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**25.871.301**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**26.871.301**
RECURSOS PROPIOS DE CAPITAL	26.871.301
Ahorro en cuenta corriente	25.871.301
Incremento de la depreciación y amortización acumuladas	1.000.000
2.2 GASTOS DE CAPITAL	**21.871.301**
INVERSIÓN REAL DIRECTA	21.871.301
Formación bruta de capital fijo	21.871.301
Edificios e instalaciones	100.000
Maquinaria, equipos y otros bienes muebles	19.916.301
Construcciones de bienes de dominio privado	1.330.000
Construcciones de bienes de dominio público	525.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**5.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.000.000**
SUPERÁVIT FINANCIERO	5.000.000
3.2 APLICACIONES FINANCIERAS	**5.000.000**
DISMINUCIÓN DE PASIVOS	5.000.000
Disminución de cuentas y efectos por pagar	5.000.000
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000

A0484

Fundación Nacional El Niño Simón

FUNDACIÓN NACIONAL EL NIÑO SIMÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Nacional El Niño Simón, adscrito al Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, cuyo objetivo es atender de manera integral a niños, niñas y adolescentes de nuestro país en todas sus etapas de desarrollo humano.

Su misión es realizar acciones para impulsar proyectos y supervisar constantemente el perfecto desarrollo, bienestar y felicidad de todos los niños, niñas y jóvenes de la República Bolivariana de Venezuela en todos los aspectos necesarios para su adecuada formación y crecimiento.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**846.800.457**
INGRESOS CORRIENTES ORDINARIOS	846.800.457
INGRESOS DE LA PROPIEDAD	125.000.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	125.000.000
Alquileres	125.000.000
TRANSFERENCIAS CORRIENTES	721.800.457
Transferencias corrientes del sector público	721.800.457
Transferencias corrientes internas recibidas del sector público	721.800.457
De la República	721.800.457
INGRESOS DE CAPITAL	**1.403.878**
RECURSOS PROPIOS DE CAPITAL	1.403.878
Incremento de la depreciación y amortización acumuladas	1.403.878
TOTAL RECURSOS	**848.204.335**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**829.062.455**
GASTOS DE CONSUMO	786.173.719
Remuneraciones	641.142.092
Sueldos, salarios y otras retribuciones	276.288.400
Beneficios y complementos de sueldos y salarios	99.905.635
Aportes patronales	18.245.787
Prestaciones sociales y otras indemnizaciones	33.194.415
Asistencia socioeconómica	213.507.855
Compra de bienes y servicios	129.264.094
Bienes de consumo	71.439.215
Servicios no personales	57.824.879
Impuestos indirectos	14.363.655
Depreciación y amortización	1.403.878
GASTOS DE LA PROPIEDAD	54.611
Derechos sobre bienes intangibles	54.611
TRANSFERENCIAS Y DONACIONES CORRIENTES	37.794.260
Al sector privado	37.794.260
Transferencias corrientes al sector privado	35.206.391
Directas a personas	35.206.391
Pensiones y otros beneficios asociados	5.998.533
Jubilaciones y otros beneficios asociados	29.207.858
Donaciones corrientes al sector privado	2.587.869
Donaciones a personas	2.587.869
OTROS GASTOS CORRIENTES	5.039.865
Indemnizaciones y sanciones pecuniarias	5.039.865
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	5.039.865

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**17.738.002**
INVERSIÓN REAL DIRECTA	17.738.002
Formación bruta de capital fijo	17.738.002
Maquinaria, equipos y otros bienes muebles	16.667.204
Construcciones de bienes de dominio privado	985.177
Construcciones de bienes de dominio público	85.621
APLICACIONES FINANCIERAS	**1.403.878**
INVERSIÓN FINANCIERA	1.403.878
Incremento de otros activos financieros	1.403.878
Incremento de disponibilidades	1.403.878
Incremento de bancos	1.403.878
TOTAL GASTOS	**848.204.335**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124617	Atención integral de las niñas, niños y jóvenes en todas sus etapas de desarrollo promoviendo el vivir bien y la suprema felicidad de los niños de la patria.	Persona	117.524	96.156	213.680	115.571.857	526.751.758			642.323.615
					TOTAL	**115.571.857**	**526.751.758**			**642.323.615**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		127.599.940			127.599.940
02	Gestión administrativa	10.832.021	32.242.368			43.074.389
03	Previsión y protección social		35.206.391			35.206.391
	TOTAL	**10.832.021**	**195.048.699**			**205.880.720**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.258**	**841**		**4.099**	**233.804.265**		**233.804.265**
Alto Nivel y de Dirección	1			1	156.000		156.000
Directivo	63	12		75	6.228.000		6.228.000
Profesional y Técnico	1.450	205		1.655	104.599.997		104.599.997
Personal Administrativo	709	89		798	41.559.684		41.559.684
Obrero	1.035	535		1.570	81.260.584		81.260.584
Personal Contratado	**266**	**45**		**311**	**19.360.499**		**19.360.499**
Profesional y Técnico	182	31		213	14.121.021		14.121.021
Personal Administrativo	77	11		88	4.489.478		4.489.478
Obrero	7	3		10	750.000		750.000
TOTAL	**3.524**	**886**		**4.410**	**253.164.764**		**253.164.764**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**371**	**30**	**401**	**29.207.858**
Empleados	187	15	202	15.353.431
Obreros	184	15	199	13.854.427
Pensionados	**71**	**12**	**83**	**5.998.533**
Empleados	42	2	44	2.641.355
Obreros	29	10	39	3.357.178
TOTAL	**442**	**42**	**484**	**35.206.391**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	641.142.092
4.02	Materiales, suministros y mercancías	71.439.215
4.03	Servicios no personales	72.243.145
4.04	Activos reales	17.738.002
4.05	Activos financieros	1.403.878
4.07	Transferencias y donaciones	37.794.260
4.08	Otros gastos	6.443.743
	TOTAL	**848.204.335**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**846.800.457**
INGRESOS CORRIENTES ORDINARIOS	846.800.457
INGRESOS DE LA PROPIEDAD	125.000.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	125.000.000
Alquileres	125.000.000
TRANSFERENCIAS CORRIENTES	721.800.457
Transferencias corrientes del sector público	721.800.457
Transferencias corrientes internas recibidas del sector público	721.800.457
De la República	721.800.457
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	721.800.457
-Recursos Ordinarios	721.800.457
1.2 GASTOS CORRIENTES	**829.062.455**
GASTOS DE CONSUMO	786.173.719
Remuneraciones	641.142.092
Sueldos, salarios y otras retribuciones	276.288.400
Beneficios y complementos de sueldos y salarios	99.905.635
Aportes patronales	18.245.787
Prestaciones sociales y otras indemnizaciones	33.194.415
Asistencia socioeconómica	213.507.855
Compra de bienes y servicios	129.264.094
Bienes de consumo	71.439.215
Servicios no personales	57.824.879
Impuestos indirectos	14.363.655
Depreciación y amortización	1.403.878
GASTOS DE LA PROPIEDAD	54.611
Derechos sobre bienes intangibles	54.611

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	37.794.260
Al sector privado	37.794.260
Transferencias corrientes al sector privado	35.206.391
Directas a personas	35.206.391
Pensiones y otros beneficios asociados	5.998.533
Jubilaciones y otros beneficios asociados	29.207.858
Donaciones corrientes al sector privado	2.587.869
Donaciones a personas	2.587.869
OTROS GASTOS CORRIENTES	5.039.865
Indemnizaciones y sanciones pecuniarias	5.039.865
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	5.039.865
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**17.738.002**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**19.141.880**
RECURSOS PROPIOS DE CAPITAL	19.141.880
Ahorro en cuenta corriente	17.738.002
Incremento de la depreciación y amortización acumuladas	1.403.878
2.2 GASTOS DE CAPITAL	**17.738.002**
INVERSIÓN REAL DIRECTA	17.738.002
Formación bruta de capital fijo	17.738.002
Maquinaria, equipos y otros bienes muebles	16.667.204
Construcciones de bienes de dominio privado	985.177
Construcciones de bienes de dominio público	85.621
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.403.878**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.403.878**
SUPERÁVIT FINANCIERO	1.403.878
3.2 APLICACIONES FINANCIERAS	**1.403.878**
INVERSIÓN FINANCIERA	1.403.878
Incremento de otros activos financieros	1.403.878
Incremento de disponibilidades	1.403.878
Incremento de bancos	1.403.878

A0539

Fundación Movimiento Nacional de Teatro para Niñas, Niños y Jóvenes, César Rengifo

FUNDACIÓN MOVIMIENTO NACIONAL DE TEATRO PARA NIÑAS, NIÑOS Y JÓVENES, CÉSAR RENGIFO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La creación de la Fundación Movimiento Nacional de Teatro Para Niñas, Niños y Jóvenes, César Rengifo, fue autorizada mediante Decreto Ejecutivo No. 535 de fecha 30/10/2013 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela No. 40.283 de la misma fecha. Asimismo, Acta Constitutiva inserta bajo el número 5, folio 37, tomo 4, de fecha 03/02/2014, y registrado en el Segundo Circuito del Municipio Libertador del Distrito Capital, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela No. 40.347 de fecha 03/02/2014.

Esta Institución, tiene como objeto conformar un movimiento nacional de las artes escénicas, teniendo como protagonistas a niñas, niños y jóvenes de Venezuela, con la finalidad de cultivar valores y principios trascendentales para continuar avanzando hacia una sociedad socialista, implementándose acciones teórico-prácticas creativas, activas y participativas, en alianza con las instituciones del Estado que gravitan en dicho ámbito.

Ante la nueva realidad de encaminar al país hacia otros derroteros, estamos tras la búsqueda de un nuevo profesional con valores, que responda al nuevo Socialismo del Siglo XXI, respetuoso de un pueblo que exige ser informado de manera oportuna y veraz, en aras de ampliar conocimientos y buscar la excelencia, que permita abrir horizontes para discusión de los temas, que interesan a todo el país.

La Fundación desarrollará una acción educadora en las artes escénicas, a lo largo y ancho del país, que se instrumentará con una acción teórica creativa, activa y participativa, en alianza perfecta con las instituciones venezolanas del área de educación general y en el terreno de las artes, tanto en la realización como en la formación, y con los protagonistas del hecho educativo (maestros, maestras, educandos en los distintos niveles del sistema educativo y comunidades organizadas) y en las diversas instancias del Poder Popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**30.651.389**
INGRESOS CORRIENTES ORDINARIOS	30.651.389
TRANSFERENCIAS CORRIENTES	30.651.389
Transferencias corrientes del sector público	30.651.389
Transferencias corrientes internas recibidas del sector público	30.651.389
-De la República	30.651.389
TOTAL RECURSOS	**30.651.389**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**27.699.223**
GASTOS DE CONSUMO	24.779.223
Remuneraciones	11.349.462
Sueldos, salarios y otras retribuciones	7.394.454
Beneficios y complementos de sueldos y salarios	2.034.559
Aportes patronales	309.091
Prestaciones sociales y otras indemnizaciones	615.334
Asistencia socioeconómica	996.024
Compra de bienes y servicios	11.674.555
Bienes de consumo	7.524.775
Servicios no personales	4.149.780
Impuestos indirectos	1.755.206
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.920.000
Al sector privado	2.920.000
Transferencias corrientes al sector privado	220.000
Directas a personas	220.000
Otras transferencias directas a personas	220.000
Donaciones corrientes al sector privado	2.700.000
Donaciones a personas	2.700.000
GASTOS DE CAPITAL	**2.952.166**
INVERSIÓN REAL DIRECTA	2.952.166
Formación bruta de capital fijo	2.952.166
Maquinaria, equipos y otros bienes muebles	2.550.000
Construcciones de bienes de dominio privado	402.166
TOTAL GASTOS	**30.651.389**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124943	Movimiento Nacional de Teatro para Niñas, Niños y Jóvenes "Cesar Rengifo"	Persona	24.948	20.412	45.360		30.651.389			30.651.389
					TOTAL		**30.651.389**			**30.651.389**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**5**		**9**	**1.263.132**		**1.263.132**
Alto Nivel y de Dirección		1		1	398.592		398.592
Directivo	4	4		8	864.540		864.540
Personal Contratado	**13**	**9**		**22**	**3.881.008**		**3.881.008**
Profesional y Técnico	13	9		22	3.881.008		3.881.008
TOTAL	**17**	**14**		**31**	**5.144.140**		**5.144.140**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	11.349.462
4.02	Materiales, suministros y mercancías	7.524.775
4.03	Servicios no personales	5.904.986
4.04	Activos reales	2.952.166
4.07	Transferencias y donaciones	2.920.000
	TOTAL	**30.651.389**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**30.651.389**
INGRESOS CORRIENTES ORDINARIOS	30.651.389
TRANSFERENCIAS CORRIENTES	30.651.389
Transferencias corrientes del sector público	30.651.389
Transferencias corrientes internas recibidas del sector público	30.651.389
De la República	30.651.389
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno.	30.651.389
-Recursos Ordinarios	30.651.389
1.2 GASTOS CORRIENTES	**27.699.223**
GASTOS DE CONSUMO	24.779.223
Remuneraciones	11.349.462
Sueldos, salarios y otras retribuciones	7.394.454
Beneficios y complementos de sueldos y salarios	2.034.559
Aportes patronales	309.091
Prestaciones sociales y otras indemnizaciones	615.334
Asistencia socioeconómica	996.024
Compra de bienes y servicios	11.674.555
Bienes de consumo	7.524.775
Servicios no personales	4.149.780
Impuestos indirectos	1.755.206
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.920.000
Al sector privado	2.920.000
Transferencias corrientes al sector privado	220.000
Directas a personas	220.000
Otras transferencias directas a personas	220.000
Donaciones corrientes al sector privado	2.700.000
Donaciones a personas	2.700.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.952.166**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.952.166**
RECURSOS PROPIOS DE CAPITAL	2.952.166
Ahorro en cuenta corriente	2.952.166
2.2 GASTOS DE CAPITAL	**2.952.166**
INVERSIÓN REAL DIRECTA	2.952.166
Formación bruta de capital fijo	2.952.166
Maquinaria, equipos y otros bienes muebles	2.550.000
Construcciones de bienes de dominio privado	402.166
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0540

Fundación Misión José Gregorio Hernández

FUNDACIÓN MISIÓN JOSÉ GREGORIO HERNÁNDEZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

En Venezuela se ha venido evolucionando en el tema de la discapacidad, el cual desde la integración con otras naciones, se han logrado acuerdos y tratados que respetan y establecen los principios de la "NO DISCRIMINACIÓN". En base a estas realidades se crea la Fundación Misión José Gregorio según Decreto N° 498, publicado Gaceta Oficial N° 40.280, de fecha 25 de octubre de 2013, según decreto N° 498, con el objetivo de atender de manera integral las necesidades de las Personas con Discapacidad y su grupo familiar. Las personas con discapacidad representan una población que ha sido históricamente excluida, siendo esta una manifestación de la discriminación social, lo cual no se limita únicamente al individuo, sino que también involucra a la familia, a la comunidad y al conjunto de las estructuras sociales existentes en el país.

La Discapacidad es una condición ocasionada por diferentes factores, traduciéndose como una disminución temporal, o en otros casos permanente; de alguna capacidad sensorial, motriz o intelectual, dificultando su plena integración social y el acceso a los bienes y servicios requeridos por dicha población, limitando el ejercicio pleno de sus derechos fundamentales como lo es la salud, educación, trabajo, accesibilidad, comunicación, deporte y recreación; destacando que la vulnerabilidad social de la discapacidad, es asociada a condiciones de mayor pobreza y las necesidades o requerimientos de esta población dependen del tipo y grado de discapacidad que presente cada individuo.

Es por ello que el Gobierno Nacional Revolucionario ha desarrollado políticas orientadas a eliminar las desigualdades y promover la justicia social, de igual forma potenciar la política de atención plena a las personas con discapacidad, con el fortalecimiento, formación, organización y atención a la población de Personas con Discapacidad y familiares aunado al plan de prevención, protección y seguridad social que debe adquirir una nueva cualidad política al convertirse en el más poderoso instrumento a aplicar, para minimizar a cero la pobreza extrema.

En este sentido se pretende a través del proyecto Implementación de programas en el ámbito del Estudio Psicosocial, Pedagógico, Clínico, Comunal y Socio Productivo, que permitan fortalecer la organización de las personas con discapacidad y sus familiares y así beneficiar a 48.600 personas con discapacidad, la construcción de 1 Centro Humanista y de 2 laboratorios de Ortesis y Prótesis, además del acondicionamiento de los 12 laboratorios ya existentes, se busca lograr beneficiar a 131.304 personas con discapacidad que garanticen el 10% de una población de 1.324.413 personas con discapacidad, lo cual busca mejorar la calidad de vida de esta población vulnerable, creando condiciones aptas para la real inserción de los ciudadanos a una vida en condiciones de igualdad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**77.000.000**
INGRESOS CORRIENTES ORDINARIOS	77.000.000
TRANSFERENCIAS CORRIENTES	77.000.000
Transferencias corrientes del sector público	77.000.000
Transferencias corrientes internas recibidas del sector público	77.000.000
De la República	77.000.000
TOTAL RECURSOS	**77.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**72.380.000**
GASTOS DE CONSUMO	64.680.000
Remuneraciones	38.500.939
Sueldos, salarios y otras retribuciones	12.991.199
Beneficios y complementos de sueldos y salarios	10.260.895
Aportes patronales	2.016.141
Asistencia socioeconómica	13.232.704
Compra de bienes y servicios	23.054.238
Bienes de consumo	8.470.000
Servicios no personales	14.584.238
Impuestos indirectos	3.124.823
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.700.000
Al sector privado	7.700.000
Donaciones corrientes al sector privado	7.700.000
Donaciones a personas	7.700.000
GASTOS DE CAPITAL	**4.620.000**
INVERSIÓN REAL DIRECTA	4.620.000
Formación bruta de capital fijo	4.595.072
Maquinaria, equipos y otros bienes muebles	4.395.647
Construcciones de bienes de dominio privado	199.425
Bienes intangibles	24.928
TOTAL GASTOS	**77.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123773	Implementación de programas en el ámbito psicosocial, comunal y socio productivo que permitan fortalecer la organización de las personas con discapacidad y sus familiares.	Población			1.324.413		50.050.000			50.050.000
					TOTAL		50.050.000			50.050.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.566.567			12.566.567
02	Gestión administrativa		14.383.433			14.383.433
	TOTAL		26.950.000			26.950.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**18**	**25**		**43**	**1.096.844**		**1.096.844**
Directivo	18	25		43	1.096.844		1.096.844
Personal Contratado	**234**	**229**		**463**	**10.440.922**		**10.440.922**
Profesional y Técnico	89	57		146	4.771.726		4.771.726
Personal Administrativo	134	146		280	4.725.400		4.725.400
Obrero	11	26		37	943.796		943.796
TOTAL	**252**	**254**		**506**	**11.537.766**		**11.537.766**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	38.500.939
4.02	Materiales, suministros y mercancías	8.470.000
4.03	Servicios no personales	17.709.061
4.04	Activos reales	4.620.000
4.07	Transferencias y donaciones	7.700.000
	TOTAL	**77.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**77.000.000**
INGRESOS CORRIENTES ORDINARIOS	77.000.000
TRANSFERENCIAS CORRIENTES	77.000.000
Transferencias corrientes del sector público	77.000.000
Transferencias corrientes internas recibidas del sector público	77.000.000
De la República	77.000.000
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno.	77.000.000
-Recursos Ordinarios	77.000.000
1.2 GASTOS CORRIENTES	**72.380.000**
GASTOS DE CONSUMO	64.680.000
Remuneraciones	38.500.939
Sueldos, salarios y otras retribuciones	12.991.199
Beneficios y complementos de sueldos y salarios	10.260.895
Asistencia socioeconómica	13.232.704
Compra de bienes y servicios	23.054.238
Bienes de consumo	8.470.000
Servicios no personales	14.584.238
Impuestos indirectos	3.124.823
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.700.000
Al sector privado	7.700.000
Donaciones corrientes al sector privado	7.700.000
Donaciones a personas	7.700.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.620.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.620.000**
RECURSOS PROPIOS DE CAPITAL	4.620.000
Ahorro en cuenta corriente	4.620.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**4.620.000**
INVERSIÓN REAL DIRECTA	4.620.000
Formación bruta de capital fijo	4.595.072
Maquinaria, equipos y otros bienes muebles	4.395.647
Construcciones de bienes de dominio privado	199.425
Bienes intangibles	24.928
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0555

Instituto de Altos Estudios del Pensamiento del Comandante Supremo Hugo Rafael Chávez Frías

INSTITUTO DE ALTOS ESTUDIOS DEL PENSAMIENTO DEL COMANDANTE SUPREMO HUGO RAFAEL CHÁVEZ FRÍAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de Altos Estudios del Pensamiento del Comandante Supremo Hugo Rafael Chávez Frías, es un ente adscrito al Ministerio del Poder Popular para el Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, de acuerdo a lo expresado en el Decreto Presidencial N° 255 de fecha 26 de julio de 2013, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.216 de fecha 29 de julio de 2013, tiene como objetivo avalar y aprobar las cátedras educativas que reflejen el ideario del máximo líder de la Revolución Bolivariana en las universidades a nivel de pregrado y posgrado y establecer los lineamientos para el uso del nombre del Comandante Supremo Hugo Rafael Chávez Frías, en obras y espacios públicos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**40.000.000**
INGRESOS CORRIENTES ORDINARIOS	40.000.000
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
TOTAL RECURSOS	**40.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**33.411.781**
GASTOS DE CONSUMO	33.411.781
Remuneraciones	13.697.677
Sueldos, salarios y otras retribuciones	8.049.724
Beneficios y complementos de sueldos y salarios	1.550.828
Aportes patronales	727.328
Prestaciones sociales y otras indemnizaciones	1.381.273
Asistencia socioeconómica	1.988.524
Compra de bienes y servicios	17.288.877
Bienes de consumo	6.440.818
Servicios no personales	10.848.059
Impuestos indirectos	2.425.227
GASTOS DE CAPITAL	**6.588.219**
INVERSIÓN REAL DIRECTA	6.588.219
Formación bruta de capital fijo	6.588.219
Maquinaria, equipos y otros bienes muebles	6.588.219
TOTAL GASTOS	**40.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126.952	PRESERVACIÓN Y DIFUSIÓN DEL LEGADO DEL COMANDANTE SUPREMO HUGO RAFAEL CHÁVEZ FRÍAS	persona	8.580	7.020	15.600		26.713.150			26.713.150
					TOTAL		26.713.150			26.713.150

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.542.140			7.542.140
02	Gestión administrativa		5.744.710			5.744.710
	TOTAL		13.286.850			13.286.850

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**	**6**		**8**	**1.520.400**		**1.520.400**
Alto Nivel y de Dirección		1		1	154.800		154.800
Directivo	2	5		7	1.365.600		1.365.600
Personal Contratado	**8**	**11**		**19**	**4.138.848**		**4.138.848**
Directivo	3	4		7	882.000		882.000
Profesional y Técnico	5	5		10	3.114.000		3.114.000
Obrero		2		2	142.848		142.848
TOTAL	**10**	**17**		**27**	**5.659.248**		**5.659.248**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	13.697.677
4.02	Materiales, suministros y mercancías	6.440.818
4.03	Servicios no personales	13.273.286
4.04	Activos reales	6.588.219
	TOTAL	**40.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**40.000.000**
INGRESOS CORRIENTES ORDINARIOS	40.000.000
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	40.000.000
-Recursos Ordinarios	40.000.000
1.2 GASTOS CORRIENTES	**33.411.781**
GASTOS DE CONSUMO	33.411.781
Remuneraciones	13.697.677
Sueldos, salarios y otras retribuciones	8.049.724
Beneficios y complementos de sueldos y salarios	1.550.828
Aportes patronales	727.328
Prestaciones sociales y otras indemnizaciones	1.381.273
Asistencia socioeconómica	1.988.524
Compra de bienes y servicios	17.288.877
Bienes de consumo	6.440.818
Servicios no personales	10.848.059
Impuestos indirectos	2.425.227
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.588.219**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.588.219**
RECURSOS PROPIOS DE CAPITAL	6.588.219
Ahorro en cuenta corriente	6.588.219
2.2 GASTOS DE CAPITAL	**6.588.219**
INVERSIÓN REAL DIRECTA	6.588.219
Formación bruta de capital fijo	6.588.219
Maquinaria, equipos y otros bienes muebles	6.588.219
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0910

Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE DERECHOS DE NIÑOS, NIÑAS Y ADOLESCENTES (IDENNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Plan Operativo Anual Institucional y el Presupuesto de Gasto del Ejercicio Económico Financiero 2015, del Instituto Autónomo Consejo Nacional de los Derechos de Niños, Niñas y Adolescentes (IDENNA), se estructuró a los fines de priorizar la acción social y garantizar plenamente los derechos de los infantes y adolescentes, especialmente para los que se encuentran en situación de mayor vulnerabilidad y riesgo social. Es importante destacar que en la actualidad existe una población infanto-juvenil expuesta a la violación de sus derechos y garantías por motivos de diversa índole, tales como: abandono, maltrato infantil y/o violencia física mental o moral, abuso y/o explotación sexual, explotación laboral o adictos a sustancias psicoactivas, entre otras, que ponen en riesgo la vida, seguridad, integridad y salud, haciéndolos cada día más vulnerable.

En este contexto, el Instituto comprometido en fortalecer las acciones del Gobierno Nacional, orientó sus objetivos en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en el cual se establecieron doce (12) líneas de trabajo fundamentales "para arrancar en una nueva fase y arrancar con fuerza", enmarcándose el IDENNA en la Quinta Línea "Repotenciar las Misiones y las Grandes Misiones", y es así, como en el marco del proceso de Reimpulso de la Revolución Bolivariana, se hace necesario que este Instituto coadyuve de manera permanente en este proceso, en el cual se requiere que cada una de las misiones recupere su capacidad eficiente de satisfacer las necesidades del pueblo. Siendo los niños, niñas y adolescentes de la patria, especialmente para los que se encuentran en situación de mayor vulnerabilidad y riesgo social, un importante sector a quienes se les debe garantizar la atención y protección integral.

Dentro de este marco y a los fines de dar continuidad a las políticas de protección e inclusión, este Instituto formuló para el próximo ejercicio fiscal dos proyectos, cuyos objetivos se orientan en brindar atención y protección integral a esta importante población, a través de programas de protección, prevención y participación, cobrando especial relevancia la inclusión social y la participación activa y protagónica del poder popular, así como también atender los casos de amenazas o violaciones de los derechos colectivos o difusos, para la restitución oportuna de sus derechos y garantías. Lo antes indicado da origen a objetivos específicos, entre los que destacan:

- Brindar protección integral a niños, niñas y adolescentes a través de las Entidades de Atención.
- Desarrollar actividades formativas en materia de derechos y deberes de niños, niñas y adolescentes.
- Transferir recursos al Fondo Nacional de Protección de Niños, Niñas y Adolescentes.
- Fortalecer la participación activa de los niños, niñas y adolescentes en procesos recreativos, formativos, ecológicos y culturales orientados a la Organización Infanto-Juvenil.
- Realizar evaluaciones de adaptabilidad e idoneidad para la incorporación de niños, niñas y adolescentes en el Plan Nacional de Inclusión Familiar.
- Realizar el mantenimiento preventivo y correctivo de las entidades de atención para garantizar la atención y protección integral de niños, niñas y adolescentes en situación de vulnerabilidad y/o riesgo social.
- Garantizar de manera conjunta con los integrantes del Sistema Rector Nacional para la Protección de los Niños, Niñas y Adolescentes, los Derechos Colectivos y Difusos de la población infantil y adolescente dentro del territorio nacional.

- Brindar atención a niños, niñas y adolescentes, a fin de garantizar el disfrute de sus derechos, mediante el otorgamiento y canalización oportuna de ayudas médicas, técnicas y sociales.

- Realizar seguimiento de los acuerdos y convenios internacionales; así como también el intercambio de experiencias y la presentación de Proyectos, en el marco de la Cooperación Técnica Bilateral y Multilateral.

- Desarrollar actividades de seguimiento, evaluación y control de las políticas de protección integral de Niños, Niñas y Adolescentes, con el fin de presentar recomendaciones sobre las líneas estratégicas de prevención y atención.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**515.000.000**
INGRESOS CORRIENTES ORDINARIOS	515.000.000
TRANSFERENCIAS CORRIENTES	515.000.000
Transferencias corrientes del sector público	515.000.000
Transferencias corrientes internas recibidas del sector público	515.000.000
De la República	515.000.000
INGRESOS DE CAPITAL	**9.757.140**
RECURSOS PROPIOS DE CAPITAL	9.757.140
Incremento de la depreciación y amortización acumuladas	9.757.140
FUENTES DE FINANCIAMIENTO	**87.862.905**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	87.862.905
Disminución de otros activos financieros	87.862.905
Disminución de disponibilidades	87.862.905
Disminución de bancos	87.862.905
TOTAL RECURSOS	**612.620.045**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**556.221.995**
GASTOS DE CONSUMO	506.742.323
Remuneraciones	367.921.010
Sueldos, salarios y otras retribuciones	162.618.432
Beneficios y complementos de sueldos y salarios	72.527.783
Aportes patronales	19.519.548
Prestaciones sociales y otras indemnizaciones	21.911.580
Asistencia socioeconómica	91.343.667
Compra de bienes y servicios	109.687.261
Bienes de consumo	61.024.096
Servicios no personales	48.663.165
Impuestos indirectos	19.376.912
Depreciación y amortización	9.757.140
GASTOS DE LA PROPIEDAD	295.750
Derechos sobre bienes intangibles	295.750
TRANSFERENCIAS Y DONACIONES CORRIENTES	49.183.922
Al sector privado	15.183.922
Transferencias corrientes al sector privado	2.681.760
Directas a personas	2.681.760
Jubilaciones y otros beneficios asociados	2.681.760
Donaciones corrientes al sector privado	12.502.162
Donaciones a personas	12.502.162
Al sector público	34.000.000
Transferencias corrientes al sector público	34.000.000
A los entes descentralizados sin fines empresariales para sus gastos	34.000.000
GASTOS DE CAPITAL	**51.388.700**
INVERSIÓN REAL DIRECTA	51.388.700
Formación bruta de capital fijo	50.388.700
Edificios e instalaciones	2.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Maquinaria, equipos y otros bienes muebles	15.048.700
Construcciones de bienes de dominio privado	32.840.000
Bienes intangibles	1.000.000
APLICACIONES FINANCIERAS	**5.009.350**
DISMINUCIÓN DE PASIVOS	5.009.350
Disminución de cuentas y efectos por pagar	5.009.350
Disminución de cuentas y efectos por pagar a corto plazo	5.009.350
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.500.000
Disminución cuentas por pagar a proveedores a corto plazo	3.509.350
TOTAL GASTOS	**612.620.045**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123802	Prevención, Atención y Protección Integral de Niños, Niñas y Adolescentes	Persona	3.116	3.117	6.233	43.776.186	311.018.609			354.794.795
123803	Garantía de los Derechos Colectivos y Difusos de Niños, Niñas y Adolescentes	Persona	15.600	15.600	31.200		13.981.391			13.981.391
					TOTAL	**43.776.186**	**325.000.000**			**368.776.186**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		156.550.147			156.550.147
02	Gestión administrativa	53.843.859	30.768.093			84.611.952
03	Previsión y protección social		2.681.760			2.681.760
	TOTAL	**53.843.859**	**190.000.000**			**243.843.859**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**210**	**136**	**35**	**381**	**21.455.723**		**21.455.723**
Alto Nivel y de Dirección	1			1	83.707		83.707
Directivo	11	3	34	48	2.751.037		2.751.037
Profesional y Técnico	88	60	1	149	10.710.099		10.710.099
Personal Administrativo	99	42		141	5.850.144		5.850.144
Obrero	11	31		42	2.060.736		2.060.736
Personal Contratado	**1.406**	**593**		**1.999**	**92.298.856**		**92.298.856**
Directivo	20	4		24	3.313.528		3.313.528
Profesional y Técnico	842	280		1.122	50.524.394		50.524.394
Personal Administrativo	544	309		853	38.460.934		38.460.934
TOTAL	1.616	729	35	2.380	113.754.579		113.754.579

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	5	1	6	**2.681.760**
Empleados	5	1	6	2.681.760
TOTAL	5	1	6	2.681.760

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	367.921.010
4.02	Materiales, suministros y mercancías	61.024.096
4.03	Servicios no personales	68.335.827
4.04	Activos reales	51.388.700
4.07	Transferencias y donaciones	49.183.922
4.08	Otros gastos	9.757.140
4.11	Disminución de pasivos	5.009.350
	TOTAL	**612.620.045**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**515.000.000**
INGRESOS CORRIENTES ORDINARIOS	515.000.000
TRANSFERENCIAS CORRIENTES	515.000.000
Transferencias corrientes del sector público	515.000.000
Transferencias corrientes internas recibidas del sector público	515.000.000
De la República	515.000.000
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	515.000.000
-Recursos Ordinarios	515.000.000
1.2 GASTOS CORRIENTES	**556.221.995**
GASTOS DE CONSUMO	506.742.323
Remuneraciones	367.921.010
Sueldos, salarios y otras retribuciones	162.618.432
Beneficios y complementos de sueldos y salarios	72.527.783
Aportes patronales	19.519.548
Prestaciones sociales y otras indemnizaciones	21.911.580
Asistencia socioeconómica	91.343.667
Compra de bienes y servicios	109.687.261
Bienes de consumo	61.024.096
Servicios no personales	48.663.165
Impuestos indirectos	19.376.912
Depreciación y amortización	9.757.140
GASTOS DE LA PROPIEDAD	295.750
Derechos sobre bienes intangibles	295.750
TRANSFERENCIAS Y DONACIONES CORRIENTES	49.183.922
Al sector privado	15.183.922
Transferencias corrientes al sector privado	2.681.760
Directas a personas	2.681.760
Jubilaciones y otros beneficios asociados	2.681.760

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	12.502.162
Donaciones a personas	12.502.162
Al sector público	34.000.000
Transferencias corrientes al sector público	34.000.000
A los entes descentralizados sin fines empresariales para sus gastos	34.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(41.221.995)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(31.464.855)**
RECURSOS PROPIOS DE CAPITAL	(31.464.855)
Desahorro en cuenta corriente	(41.221.995)
Incremento de la depreciación y amortización acumuladas	9.757.140
2.2 GASTOS DE CAPITAL	**51.388.700**
INVERSIÓN REAL DIRECTA	51.388.700
Formación bruta de capital fijo	50.388.700
Edificios e instalaciones	2.500.000
Maquinaria, equipos y otros bienes muebles	15.048.700
Construcciones de bienes de dominio privado	32.840.000
Bienes intangibles	1.000.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(82.853.555)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**87.862.905**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	87.862.905
Disminución de otros activos financieros	87.862.905
Disminución de disponibilidades	87.862.905
Disminución de bancos	87.862.905

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**87.862.905**
DISMINUCIÓN DE PASIVOS	5.009.350
Disminución de cuentas y efectos por pagar	5.009.350
Disminución de cuentas y efectos por pagar a corto plazo	5.009.350
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.500.000
Disminución cuentas por pagar a proveedores a corto plazo	3.509.350
DÉFICIT FINANCIERO	82.853.555

A0931

Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNNA)

SERVICIO AUTÓNOMO FONDO NACIONAL DE PROTECCIÓN DE NIÑOS, NIÑAS Y ADOLESCENTES (FNPNNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, el Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNNA), adscrito al Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA), en el marco de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, prevé el cofinanciamiento de planes, programas y proyectos que beneficiarán a niños, niñas y adolescentes que se encuentran amenazados o excluidos del sistema de protección integral o en situación de amenaza o vulneración de sus derechos, dando cumplimiento a lo establecido en la Ley Orgánica para la Protección de Niños, Niñas y del Adolescente (LOPNNA), con especial énfasis en la infancia y adolescencia en situación de calle, así como la creación y fortalecimiento de casas de abrigo y programas de fortalecimiento familiar y redes de familias comunitarias.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**34.500.000**
INGRESOS CORRIENTES ORDINARIOS	34.500.000
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS CORRIENTES	34.000.000
Transferencias corrientes del sector público	34.000.000
Transferencias corrientes internas recibidas del sector público	34.000.000
De los entes descentralizados sin fines empresariales	34.000.000
FUENTES DE FINANCIAMIENTO	**5.666.666**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.666.666
Disminución de otros activos financieros	5.666.666
Disminución de cuentas por cobrar a corto plazo	5.666.666
Disminución de otras cuentas por cobrar a corto plazo	5.666.666
TOTAL RECURSOS	**40.166.666**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**22.389.556**
GASTOS DE CONSUMO	1.084.276
Compra de bienes y servicios	40.000
Servicios no personales	40.000
Impuestos indirectos	1.044.276
TRANSFERENCIAS Y DONACIONES CORRIENTES	21.305.280
Al sector privado	21.305.280
Transferencias corrientes al sector privado	20.305.280
Transferencias corrientes a consejos comunales	20.305.280
Donaciones corrientes al sector privado	1.000.000
Donaciones a instituciones sin fines de lucro	1.000.000
GASTOS DE CAPITAL	**12.777.110**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	12.777.110
Al sector privado	12.777.110
Transferencias de capital al sector privado	12.777.110
A consejos comunales	12.777.110
APLICACIONES FINANCIERAS	**5.000.000**
DISMINUCIÓN DE PASIVOS	5.000.000
Disminución de cuentas y efectos por pagar	5.000.000
Disminución de otras cuentas y efectos por pagar	5.000.000
Disminución de otras cuentas por pagar a corto plazo	5.000.000
TOTAL GASTOS	**40.166.666**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	6.166.666	34.000.000			40.166.666
	TOTAL	**6.166.666**	**34.000.000**			**40.166.666**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.03	Servicios no personales	1.084.276
4.07	Transferencias y donaciones	34.082.390
4.11	Disminución de pasivos	5.000.000
	TOTAL	**40.166.666**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**34.500.000**
INGRESOS CORRIENTES ORDINARIOS	34.500.000
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS CORRIENTES	34.000.000
Transferencias corrientes del sector público	34.000.000
Transferencias corrientes internas recibidas del sector público	34.000.000
De los Entes descentralizados sin fines empresariales	34.000.000
1.2 GASTOS CORRIENTES	**22.389.556**
GASTOS DE CONSUMO	1.084.276
Compra de bienes y servicios	40.000
Servicios no personales	40.000
Impuestos indirectos	1.044.276
TRANSFERENCIAS Y DONACIONES CORRIENTES	21.305.280
Al sector privado	21.305.280
Transferencias corrientes al sector privado	20.305.280
Transferencias corrientes a consejos comunales	20.305.280
Donaciones corrientes al sector privado	1.000.000
Donaciones a instituciones sin fines de lucro	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**12.110.444**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**12.110.444**
RECURSOS PROPIOS DE CAPITAL	12.110.444
Ahorro en cuenta corriente	12.110.444

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**12.777.110**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	12.777.110
Al sector privado	12.777.110
Transferencias de capital al sector privado	12.777.110
A consejos comunales	12.777.110
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(666.666)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.666.666**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.666.666
Disminución de otros activos financieros	5.666.666
Disminución de cuentas por cobrar a corto plazo	5.666.666
Disminución de otras cuentas por cobrar a corto plazo	5.666.666
3.2 APLICACIONES FINANCIERAS	**5.666.666**
DISMINUCIÓN DE PASIVOS	5.000.000
Disminución de cuentas y efectos por pagar	5.000.000
Disminución de otras cuentas y efectos por pagar	5.000.000
Disminución de otras cuentas por pagar a corto plazo	5.000.000
DÉFICIT FINANCIERO	666.666

A0950

Instituto Nacional de Servicios Sociales (INASS)

INSTITUTO NACIONAL DE SERVICIOS SOCIALES (INASS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La política presupuestaria del Instituto Nacional de Servicios Sociales (INASS), se fundamenta en las directrices estratégicas emanadas del Ejecutivo Nacional de acuerdo a lo expresado en la Constitución de la República Bolivariana de Venezuela, Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, lo establecido en la Ley Orgánica de la Administración Financiera del Sector Público y en la Ley de Servicios Sociales. El Proyecto de Presupuesto de Ingresos y Gastos para el Ejercicio Económico Financiero 2015, tiene como objetivo estratégico la protección integral a los adultos y adultas mayores y otras categorías de personas en estado de necesidad, garantizándoles atención e insumos médicos, atención nutricional y otras actividades tales como recreación, cultura, deporte y laborterapia, atención odontológica, ayudas técnicas, atención residencial, atención domiciliaria y ambulatoria, atención cultural y servicio telefónico gratuito.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**851.110.032**
INGRESOS CORRIENTES ORDINARIOS	845.775.863
TRANSFERENCIAS CORRIENTES	845.775.863
Transferencias corrientes del sector público	845.775.863
Transferencias corrientes internas recibidas del sector público	845.775.863
De la República	845.775.863
INGRESOS CORRIENTES EXTRAORDINARIOS	5.334.169
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.334.169
Donaciones corrientes internas recibidas del sector público	5.334.169
Del Poder Estadal	5.334.169
INGRESOS DE CAPITAL	**582.813**
RECURSOS PROPIOS DE CAPITAL	582.813
Incremento de la depreciación y amortización acumuladas	582.813
TOTAL RECURSOS	**851.692.845**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**808.311.051**
GASTOS DE CONSUMO	739.917.966
Remuneraciones	376.307.230
Sueldos, salarios y otras retribuciones	101.118.953
Beneficios y complementos de sueldos y salarios	179.202.350
Prestaciones sociales y otras indemnizaciones	22.879.981
Asistencia socioeconómica	73.105.946
Compra de bienes y servicios	321.179.793
Bienes de consumo	285.033.546
Servicios no personales	36.146.247
Impuestos indirectos	41.848.130
Depreciación y amortización	582.813
TRANSFERENCIAS Y DONACIONES CORRIENTES	68.393.085
Al sector privado	66.593.085
Transferencias corrientes al sector privado	64.593.085
Directas a personas	50.193.085
Pensiones y otros beneficios asociados	15.821.193
Jubilaciones y otros beneficios asociados	34.371.892
A instituciones sin fines de lucro	14.400.000
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
Al sector público	1.800.000
Transferencias corrientes al sector público	1.800.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.800.000
GASTOS DE CAPITAL	**43.381.794**
INVERSIÓN REAL DIRECTA	43.381.794
Formación bruta de capital fijo	42.881.794
Maquinaria, equipos y otros bienes muebles	18.874.441
Construcciones de bienes de dominio privado	24.007.353
Bienes intangibles	500.000
TOTAL GASTOS	**851.692.845**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123820	Fortalecimiento de la Atención Integral y Participación de los Adultos Mayores y Otras Categorías de Personas como Compromiso Social y Humanista con la Nación	Persona	432.240	288.160	720.400		712.741.469		5.334.169	718.075.638
					TOTAL		**712.741.469**		**5.334.169**	**718.075.638**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		50.953.714			50.953.714
02	Gestión administrativa	582.813	31.887.595			32.470.408
03	Previsión y protección social		50.193.085			50.193.085
	TOTAL	**582.813**	**133.034.394**			**133.617.207**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.284**	**969**		**3.253**	**43.874.343**	**18.823.185**	**62.697.528**
Alto Nivel y de Dirección	1			1	12.754		12.754
Directivo	10	4		14	178.559		178.559
Profesional y Técnico	345	143		488	6.933.633	3.319.716	10.253.349
Administrativo	330	138		468	5.973.599	3.584.159	9.557.758
Médico	36	16		52	977.523		977.523
Obrero	1.562	668		2.230	29.798.275	11.919.310	41.717.585
Personal Fijo a Tiempo Parcial	**72**	**32**		**104**	**1.053.052**	**634.289**	**1.687.341**
Profesional y Técnico	1	1		2	25.003	15.002	40.005
Médico	71	31		102	1.028.049	619.287	1.647.336
Personal Contratado	**949**	**412**		**1.361**	**18.891.774**		**18.891.774**
Profesional y Técnico	667	288		955	13.465.500		13.465.500
Obrero	282	124		406	5.426.274		5.426.274
TOTAL	**3.305**	**1.413**		**4.718**	**63.819.169**	**19.457.474**	**83.276.643**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**826**	**354**	**1.180**	**34.371.892**
Empleados	313	134	447	14.791.270
Obreros	513	220	733	19.580.622
Pensionados	**426**	**183**	**609**	**15.821.193**
Empleados	95	40	135	3.507.162
Obreros	331	143	474	12.314.031
TOTAL	**1.252**	**537**	**1.789**	**50.193.085**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	376.307.230
4.02	Materiales, suministros y mercancías	285.033.546
4.03	Servicios no personales	77.994.377
4.04	Activos reales	43.381.794
4.07	Transferencias y donaciones	68.393.085
4.08	Otros gastos	582.813
	TOTAL	**851.692.845**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**851.110.032**
INGRESOS CORRIENTES ORDINARIOS	845.775.863
TRANSFERENCIAS CORRIENTES	845.775.863
Transferencias corrientes del sector público	845.775.863
Transferencias corrientes internas recibidas del sector público	845.775.863
De la República	845.775.863
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	845.775.863
-Recursos Ordinarios	845.775.863
INGRESOS CORRIENTES EXTRAORDINARIOS	5.334.169
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.334.169
Donaciones corrientes internas recibidas del sector público	5.334.169
Del Poder Estadal	5.334.169

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.2 GASTOS CORRIENTES	**808.311.051**
GASTOS DE CONSUMO	739.917.966
Remuneraciones	376.307.230
Sueldos, salarios y otras retribuciones	101.118.953
Beneficios y complementos de sueldos y salarios	179.202.350
Prestaciones sociales y otras indemnizaciones	22.879.981
Asistencia socioeconómica	73.105.946
Compra de bienes y servicios	321.179.793
Bienes de consumo	285.033.546
Servicios no personales	36.146.247
Impuestos indirectos	41.848.130
Depreciación y amortización	582.813
TRANSFERENCIAS Y DONACIONES CORRIENTES	68.393.085
Al sector privado	66.593.085
Transferencias corrientes al sector privado	64.593.085
Directas a personas	50.193.085
Pensiones y otros beneficios asociados	15.821.193
Jubilaciones y otros beneficios asociados	34.371.892
A instituciones sin fines de lucro	14.400.000
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
Al sector público	1.800.000
Transferencias corrientes al sector público	1.800.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.800.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**42.798.981**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**43.381.794**
RECURSOS PROPIOS DE CAPITAL	43.381.794
Ahorro en cuenta corriente	42.798.981
Incremento de la depreciación y amortización acumuladas	582.813
2.2 GASTOS DE CAPITAL	**43.381.794**
INVERSIÓN REAL DIRECTA	43.381.794
Formación bruta de capital fijo	42.881.794
Maquinaria, equipos y otros bienes muebles	18.874.441
Construcciones de bienes de dominio privado	24.007.353
Bienes intangibles	500.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1602

Fundación Misión Niño Jesús

FUNDACIÓN MISIÓN NIÑO JESÚS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Niño Jesús. fue creada en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.334 de fecha 23 de Diciembre de 2009, bajo Decreto 7.139, cuyo objetivo es "Coordinar, Gestionar y Administrar los recursos provenientes del Ministerio del Poder Popular para la Salud y los aportes de los entes Gubernamentales e implementar o desarrollar los planes, proyectos y programas que permitan mejorar la calidad de vida y salud de la población materno infantil, bajo los principios de universalidad, equidad, accesibilidad, pertinencia cultural, justicia, gratuidad y corresponsabilidad".

En Venezuela existe baja promoción y prevención de los Derechos de salud sexual y reproductiva en los adolescentes, debido a que siguen existiendo un alto índice de mujeres embarazadas a tempranas edades, aunado a las alta tasas de mortalidad en el área Materno Infantil por causas prevenibles como son las infecciones vaginales, de transmisión sexual que evitarían los nacimientos pre término y fallecimientos; a pesar del Fortalecimiento del Sistema Público Nacional de Salud, fundamentalmente no se atiende de manera oportunamente los inconvenientes de las mujeres en edad reproductiva, ni en embarazadas precoces , quienes no asisten a los controles prenatales, desconociéndose así el nivel de riesgo para el parto, de igual forma el post-parto no se atiende con un seguimiento domiciliario de apoyo a la puérpera, ni de atención al recién nacido, sumado esto, a la falta de seguimiento a la atención del niño sano, especialmente a los menores de 5 años, vinculados a su crecimiento psicomotor, desarrollo cognitivo y cobertura de vacunación.

Por lo anteriormente expuesto la Fundación prevé ejecutar para el año 2015 el Proyecto "Atención de la salud integral de la población Materno-Infantil, mediante la corresponsabilidad entre el Poder Popular organizado y la Red del Sistema Público Nacional de Salud" con la finalidad de ofrecer a nivel nacional la atención integral a la población materna infantil, preventiva y continua, antes, durante y después de la gestación, facilitando la consolidación funcional e instrumentación del Poder Popular con el Sistema Público Nacional de Salud con la finalidad de reducir las tasas de morbimortalidad, mediante el fortalecimiento de la atención médica especializada en Obstetricia y Ginecología neonatal y pediátrica, entre otros, a través del suministro oportuno de medicamentos, material y equipo médico quirúrgico, necesarios para el funcionamiento de las salas de obstetricia, para los partos humanizados y cuidados del recién nacido, prácticas de lactancia materna, operatividad de las Casas de Abrigo Maternal para el alojamiento temprano y para la colocación de implantes para la planificación familiar.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**180.000.000**
INGRESOS CORRIENTES ORDINARIOS	180.000.000
TRANSFERENCIAS CORRIENTES	180.000.000
Transferencias corrientes del sector público	180.000.000
Transferencias corrientes internas recibidas del sector público	180.000.000
De la República	180.000.000
INGRESOS DE CAPITAL	**6.000.000**
RECURSOS PROPIOS DE CAPITAL	6.000.000
Incremento de la depreciación y amortización acumuladas	6.000.000
TOTAL RECURSOS	**186.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**172.597.500**
GASTOS DE CONSUMO	168.597.500
Remuneraciones	66.833.800
Sueldos, salarios y otras retribuciones	20.427.378
Beneficios y complementos de sueldos y salarios	30.399.840
Aportes patronales	4.273.744
Prestaciones sociales y otras indemnizaciones	4.652.795
Asistencia socioeconómica	7.080.043
Compra de bienes y servicios	84.745.280
Bienes de consumo	58.183.250
Servicios no personales	26.562.030
Impuestos indirectos	11.018.420
Depreciación y amortización	6.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.000.000
Al sector privado	4.000.000
Donaciones corrientes al sector privado	4.000.000
Donaciones a personas	4.000.000
GASTOS DE CAPITAL	**6.399.500**
INVERSIÓN REAL DIRECTA	6.399.500
Formación bruta de capital fijo	6.399.500
Maquinaria, equipos y otros bienes muebles	6.399.500
APLICACIONES FINANCIERAS	**7.003.000**
DISMINUCIÓN DE PASIVOS	7.003.000
Disminución de cuentas y efectos por pagar	7.003.000
Disminución de cuentas y efectos por pagar a corto plazo	7.003.000
Disminución de aportes patronales y retenciones laborales por pagar	8.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	3.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	5.000
Disminución cuentas por pagar a proveedores a corto plazo	3.495.000
Disminución cuentas por pagar a contratistas a corto plazo	3.500.000
TOTAL GASTOS	**186.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123779	Atención de la salud integral de la población Materno-Infantil, mediante la corresponsabilidad entre el Poder Popular organizado y la Red del Sistema Público Nacional de Salud	Servicio			2.112		110.877.100			110.877.100
TOTAL							**110.877.100**			**110.877.100**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		29.555.800			29.555.800
02	Gestión administrativa	6.000.000	39.567.100			45.567.100
TOTAL		**6.000.000**	**69.122.900**			**75.122.900**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**15**	**22**	**59**	**5.529.460**		**5.529.460**
Alto Nivel y de Dirección	1			1	840.000		840.000
Directivo	5	3	7	15	2.110.257		2.110.257
Profesional y Técnico	10	7	6	23	1.406.838		1.406.838
Personal Administrativo	6	5	9	20	1.172.365		1.172.365
Personal Contratado	**42**	**36**		**78**	**6.284.000**		**6.284.000**
Profesional y Técnico	27	23		50	3.142.000		3.142.000
Personal Administrativo	12	10		22	2.513.600		2.513.600
Personal Médico	3	3		6	628.400		628.400
TOTAL	**64**	**51**	**22**	**137**	**11.813.460**		**11.813.460**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	66.833.800
4.02	Materiales, suministros y mercancías	58.183.250
4.03	Servicios no personales	37.580.450
4.04	Activos reales	6.399.500
4.07	Transferencias y donaciones	4.000.000
4.08	Otros gastos	6.000.000
4.11	Disminución de pasivos	7.003.000
	TOTAL	**186.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**180.000.000**
INGRESOS CORRIENTES ORDINARIOS	180.000.000
TRANSFERENCIAS CORRIENTES	180.000.000
Transferencias corrientes del sector público	180.000.000
Transferencias corrientes internas recibidas del sector público	180.000.000
De la República	180.000.000
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	180.000.000
-Recursos Ordinarios	180.000.000
1.2 GASTOS CORRIENTES	**172.597.500**
GASTOS DE CONSUMO	168.597.500
Remuneraciones	66.833.800
Sueldos, salarios y otras retribuciones	20.427.378
Beneficios y complementos de sueldos y salarios	30.399.840
Aportes patronales	4.273.744
Prestaciones sociales y otras indemnizaciones	4.652.795
Asistencia socioeconómica	7.080.043
Compra de bienes y servicios	84.745.280
Bienes de consumo	58.183.250
Servicios no personales	26.562.030
Impuestos indirectos	11.018.420
Depreciación y amortización	6.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.000.000
Al sector privado	4.000.000
Donaciones corrientes al sector privado	4.000.000
Donaciones a personas	4.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.402.500**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**13.402.500**
RECURSOS PROPIOS DE CAPITAL	13.402.500
Ahorro en cuenta corriente	7.402.500
Incremento de la depreciación y amortización acumuladas	6.000.000
2.2 GASTOS DE CAPITAL	**6.399.500**
INVERSIÓN REAL DIRECTA	6.399.500
Formación bruta de capital fijo	6.399.500
Maquinaria, equipos y otros bienes muebles	6.399.500
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**7.003.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**7.003.000**
SUPERÁVIT FINANCIERO	7.003.000
3.2 APLICACIONES FINANCIERAS	**7.003.000**
DISMINUCIÓN DE PASIVOS	7.003.000
Disminución de cuentas y efectos por pagar	7.003.000
Disminución de cuentas y efectos por pagar a corto plazo	7.003.000
Disminución de aportes patronales y retenciones laborales por pagar	8.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	3.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	5.000
Disminución cuentas por pagar a proveedores a corto plazo	3.495.000
Disminución cuentas por pagar a contratistas a corto plazo	3.500.000

A1604

Fundación Oficina Presidencial de Planes y Proyectos Especiales

FUNDACIÓN OFICINA PRESIDENCIAL DE PLANES Y PROYECTOS ESPECIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Los lineamientos de la Fundación Oficina Presidencial de Planes y Proyectos Especiales, contemplan la ejecución de un Plan Operativo Anual institucional y un presupuesto del año 2015, destinado a contribuir a los principales desafíos que tiene planteado el Gobierno Nacional, orientados al avance y profundización del Proyecto Socialista del siglo XXI, y así lograr el desarrollo de la patria, a través de una gestión pública más eficiente, democrática, coherente, transparente y eficaz; además, de exhibir con mayor fuerza los resultados concretos de la acción gubernamental.

En este contexto, la Fundación Oficina Presidencial de Planes y Proyectos Especiales, ha estructurado un presupuesto sobre la base de un (1) Proyecto cuyo norte, es contribuir a las mejoras y soluciones de los problemas urbanísticos, arquitectónicos y paisajísticos, coadyuvando a la mejora de la calidad de vida de toda población a nivel nacional.

En el presupuesto 2015 de la Fundación, las Acciones Centralizadas, contribuirán al desarrollo del proyecto enmarcado en el objetivo histórico II.Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo y el objetivo nacional de construir una sociedad igualitaria y justa.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**32.000.000**
INGRESOS CORRIENTES ORDINARIOS	32.000.000
TRANSFERENCIAS CORRIENTES	32.000.000
Transferencias corrientes del sector público	32.000.000
Transferencias corrientes internas recibidas del sector público	32.000.000
De la República	32.000.000
INGRESOS DE CAPITAL	**60.000**
RECURSOS PROPIOS DE CAPITAL	60.000
Incremento de la depreciación y amortización acumuladas	60.000
TOTAL RECURSOS	**32.060.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**31.839.000**
GASTOS DE CONSUMO	31.839.000
Remuneraciones	22.950.400
Sueldos, salarios y otras retribuciones	10.232.316
Beneficios y complementos de sueldos y salarios	6.564.467
Aportes patronales	1.040.962
Prestaciones sociales y otras indemnizaciones	1.204.472
Asistencia socioeconómica	3.908.183
Compra de bienes y servicios	8.322.088
Bienes de consumo	6.569.000
Servicios no personales	1.753.088
Impuestos indirectos	506.512
Depreciación y amortización	60.000
GASTOS DE CAPITAL	**221.000**
INVERSIÓN REAL DIRECTA	221.000
Formación bruta de capital fijo	221.000
Maquinaria, equipos y otros bienes muebles	221.000
TOTAL GASTOS	**32.060.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124055	Contribuir, ejecutar mejoras y soluciones a los problemas urbanísticos, arquitectónicos y paisajísticos a nivel nacional	Obra			1		1.000			1.000
					TOTAL		**1.000**			**1.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		23.068.185			23.068.185
02	Gestión administrativa	60.000	8.930.815			8.990.815
	TOTAL	**60.000**	**31.999.000**			**32.059.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**28**		**53**	**1.703.212**	**3.424.560**	**5.127.772**
Alto Nivel y de Dirección		1		1	15.428	32.116	47.544
Directivo	5	6		11	169.686	353.271	522.957
Profesional y Técnico	20	21		41	1.518.098	3.039.173	4.557.271
Personal Contratado	**36**	**29**		**65**	**2.384.292**		**2.384.292**
Profesional y Técnico	36	29		65	2.384.292		2.384.292
TOTAL	**61**	**57**		**118**	**4.087.504**	**3.424.560**	**7.512.064**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	22.950.400
4.02	Materiales, suministros y mercancías	6.569.000
4.03	Servicios no personales	2.259.600
4.04	Activos reales	221.000
4.08	Otros gastos	60.000
	TOTAL	**32.060.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**32.000.000**
INGRESOS CORRIENTES ORDINARIOS	32.000.000
TRANSFERENCIAS CORRIENTES	32.000.000
Transferencias corrientes del sector público	32.000.000
Transferencias corrientes internas recibidas del sector público	32.000.000
De la República	32.000.000
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	32.000.000
-Recursos Ordinarios	32.000.000
1.2 GASTOS CORRIENTES	**31.839.000**
GASTOS DE CONSUMO	31.839.000
Remuneraciones	22.950.400
Sueldos, salarios y otras retribuciones	10.232.316
Beneficios y complementos de sueldos y salarios	6.564.467
Aportes patronales	1.040.962
Prestaciones sociales y otras indemnizaciones	1.204.472
Asistencia socioeconómica	3.908.183
Compra de bienes y servicios	8.322.088
Bienes de consumo	6.569.000
Servicios no personales	1.753.088
Impuestos indirectos	506.512
Depreciación y amortización	60.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**161.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**221.000**
RECURSOS PROPIOS DE CAPITAL	221.000
Ahorro en cuenta corriente	161.000
Incremento de la depreciación y amortización acumuladas	60.000
2.2 GASTOS DE CAPITAL	**221.000**
INVERSIÓN REAL DIRECTA	221.000
Formación bruta de capital fijo	221.000
Maquinaria, equipos y otros bienes muebles	221.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

41
Ministerio del Poder Popular para la Alimentación

Ministerio del Poder Popular para la Alimentación

A0057 Instituto Nacional de Nutrición (INN)

A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)

A0057

Instituto Nacional de Nutrición (INN)

INSTITUTO NACIONAL DE NUTRICIÓN (INN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Nutrición ha desarrollado una destacada labor en materia de Seguridad y Soberanía Alimentaria para todos los venezolanos y venezolanas, en el marco de las Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, velando junto con el Poder Popular por la nutrición como elemento de la suprema felicidad, ejerciendo la rectoría de las políticas públicas nutricionales del Estado Venezolano.

Para el Ejercicio Económico Financiero 2015, el Instituto Nacional de Nutrición (INN) tiene previsto desarrollar las siguientes acciones:

- Formar en el área agroalimentaria y nutricional para contribuir a la construcción, rescate, valoración y promoción del nuevo paradigma de cultura alimentaria y nutricional de Venezuela con enfoque gerencial, tecnológico y comunitario.

- Evaluar el estado nutricional y sus factores condicionantes en la población de Venezuela, así como el valor nutricional de los alimentos en la misma alimentación, mediante la investigación y monitoreo, para determinar el diagnóstico de la situación alimentaria nutricional, en grupos de población y áreas específicas como elemento fundamental del buen comer para un buen vivir.

- Planificar, coordinar, dirigir y supervisar las actividades de producción y distribución de alimentación sana, segura y soberana, recuperación de los programas de protección nutricional a nivel nacional, así como asesorar y certificar el funcionamiento de los establecimientos de prestación de servicios de alimentación y nutrición públicos y privados, para garantizar una atención nutricional de calidad y asegurar un servicio oportuno y eficiente, que satisfaga las necesidades de la población, con el mayor sentido humano y social, cónsono con las políticas y principios de las Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

- Generar espacios físicos laborales en diferentes instituciones y entes públicos mediante la creación de Espacios Laborales Activos y Nutritivos, asesoría y acompañamiento para la promoción y oferta de alimentos sanos, sabrosos, seguros y soberanos; práctica de actividad física a través de la instalación de la zona activa y la pausa activa (enfocadas en la pérdida de grasa corporal, mejoramiento del peso corporal y prevención de Enfermedades Crónicas No Transmisibles (Ecnt) y la asistencia nutricional como parte del tratamiento al problema de sobrepeso y obesidad con el fin de promover estilos de vida Activos y Saludables, en pro de la Soberanía y Seguridad Alimentaria.

- Desarrollar una política alimentaria y nutricional que genere impacto positivo en la conciencia ciudadana para el bienestar colectivo; a través de la investigación, monitoreo e impulso del marco normativo que garantice los cambios en hábitos alimentarios, la diversificación de las formas de consumo basados en la producción nacional con alto valor nutricional, la transferencia tecnológica a pequeños productores y la garantía de la calidad de los productos en la red de abastecimiento socialista.

- Masificar información sobre alimentación y nutrición, utilizando herramientas comunicacionales para la formación y consolidación de una cultura educacional que fortalezca la seguridad y soberanía alimentaria, así como la salud de la población venezolana.

- Crear con productos nacionales para producir alimentos de alta calidad nutricional que compitan en el mercado nacional a un precio accesible, garantizando el producto en las diferentes redes de distribución de alimentos pertenecientes al Ministerio del Poder Popular para la Alimentación y diseñar estrategias que logren posicionar el producto alimenticio a nivel nacional. Además de cumplir con las normas de calidad establecidas tanto a nivel nacional como internacional.

- Promover la nueva cultura alimentaria y nutricional, a través de la formulación de políticas públicas educativas y de difusión para la población venezolana y en el marco del sistema educativo venezolano, en articulación con otras Instituciones y organizaciones sociales, empleando diferentes estrategias de formación así como medios de comunicación y difusión masivos, comunitaria y alternativa.

- Desarrollar actividades educativas y asistenciales dirigidas a personas y comunidades, a nivel Nacional, con el fin de incrementar las prácticas alimentarias sanas, seguras y soberanas, valorando la significación social y cultural y el protagonismo del pueblo, contribuyendo así a la recuperación estructural de la malnutrición, a través de la atención de personas en la Red de Atención y Educación Nutricional Integral (Raeni).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.273.082.639**
INGRESOS CORRIENTES ORDINARIOS	2.273.082.639
INGRESOS DE OPERACIÓN	233.528.600
Otros ingresos de operación	233.528.600
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS CORRIENTES	2.039.054.039
Transferencias corrientes del sector público	2.039.054.039
Transferencias corrientes internas recibidas del sector público	2.039.054.039
De la República	1.987.740.353
De los entes descentralizados financieros no bancarios	51.313.686
INGRESOS DE CAPITAL	**154.897.583**
RECURSOS PROPIOS DE CAPITAL	500.000
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	154.397.583
Transferencias y donaciones de capital del sector público	154.397.583
Transferencias de capital recibidas del sector público	154.397.583
De la República	70.658.543
De los entes descentralizados financieros no bancarios	83.739.040
TOTAL RECURSOS	**2.427.980.222**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.255.697.091**
GASTOS DE CONSUMO	1.753.071.711
Remuneraciones	1.180.166.085
Sueldos, salarios y otras retribuciones	544.550.875
Beneficios y complementos de sueldos y salarios	251.490.198
Aportes patronales	68.825.547
Prestaciones sociales y otras indemnizaciones	219.883.650
Asistencia socioeconómica	95.415.815
Compra de bienes y servicios	502.600.919
Bienes de consumo	312.421.183
Servicios no personales	190.179.736
Impuestos indirectos	69.804.707
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	502.625.380
Al sector privado	502.625.380
Transferencias corrientes al sector privado	494.745.380
Directas a personas	494.745.380
Pensiones y otros beneficios asociados	30.407.179
Jubilaciones y otros beneficios asociados	464.338.201
Donaciones corrientes al sector privado	7.880.000
Donaciones a personas	5.000.000
Donaciones a instituciones sin fines de lucro	2.880.000
GASTOS DE CAPITAL	**158.486.703**
INVERSIÓN REAL DIRECTA	158.486.703
Formación bruta de capital fijo	158.474.703
Maquinaria, equipos y otros bienes muebles	108.820.560
Construcciones de bienes de dominio privado	31.975.571
Construcciones de bienes de dominio público	17.678.572
Bienes intangibles	12.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**13.796.428**
DISMINUCIÓN DE PASIVOS	13.796.428
Disminución de cuentas y efectos por pagar	13.796.428
Disminución de cuentas y efectos por pagar a corto plazo	13.796.428
Disminución de sueldos, salarios y otras remuneraciones por pagar	12.796.428
Disminución cuentas por pagar a contratistas a corto plazo	1.000.000
TOTAL GASTOS	**2.427.980.222**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125.741	Promoción de la Nueva Cultura Alimentaria y Nutricional con la atención a los consejos comunales.	Consejo comunal			4.008		40.573.139			40.573.139
125.765	Red de Centros de Cultura Alimentaria y Nutricional con atención integral para el Comer Bien y Vivir Bien.	Persona	860.666	865.846	1.726.512	6.300.000	40.000.000		115.252.726	161.552.726
125.870	Campaña Comunicacional y Educativa de Alimentación y Nutrición Comer Bien para Vivir Bien.	Persona	4.605.300	4.394.700	9.000.000		29.242.800			29.242.800
125874	Comercialización de Productos Estratégicos Línea Nutrivida.	Tonelada			5.400	225.828.600			19.800.000	245.628.600
125875	Espacios Laborales Activos y Nutritivos en instituciones y/o entes públicos para la prevención del Sobrepeso y la Obesidad a nivel nacional enmarcado en la Soberanía y Seguridad Alimentaria.	Persona	1.900	1.786	3.686		10.000.000			10.000.000
125.879	Escuela Venezolana de Alimentación y Nutrición Bicentenaria 5 de julio.	Participante	10.025	10.025	20.050		51.088.420			51.088.420
125.931	Investigaciones para la acción en Seguridad y Soberanía Alimentaria.	Análisis			12.500		30.637.144			30.637.144
125.948	Vigilancia y Monitoreo Nutricional para la acción en Seguridad y Soberanía Alimentaria.	Persona	1.700.718	1.622.717	3.323.435		34.469.993			34.469.993
125.958	Consolidación de la Red de Atención y Educación Nutricional Integral (Raeni).	Usuario	103.500	100.740	204.240		30.000.000			30.000.000
125.976	Consolidación de Espacios Activos y Nutritivos en el sistema de educación formal.	Persona	5.592.300	5.538.872	11.131.172		33.988.504			33.988.504
					TOTAL	232.128.600	300.000.000		135.052.726	667.181.326

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.195.289.795			1.195.289.795
02	Gestión administrativa	2.400.000	67.363.721			69.763.721
03	Previsión y protección social		494.745.380			494.745.380
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		1.000.000			1.000.000
	TOTAL	**2.400.000**	**1.758.398.896**			**1.760.798.896**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.433**	**858**		**4.291**	**243.527.989**	**35.190.786**	**278.718.775**
Alto Nivel y de Dirección	1			1	312.000		312.000
Directivo	16	4		20	1.223.353	197.561	1.420.914
Profesional y Técnico	386	97		483	29.543.955	4.771.135	34.315.090
Personal Administrativo	660	165		825	50.463.278	8.149.454	58.612.732
Obrero	2.370	592		2.962	161.985.403	22.072.636	184.058.039
Personal Contratado	**785**	**199**		**984**	**66.592.856**		**66.592.856**
Profesional y Técnico	593	151		744	50.497.906		50.497.906
Personal Administrativo	192	48		240	16.094.950		16.094.950
TOTAL	**4.218**	**1.057**		**5.275**	**310.120.845**	**35.190.786**	**345.311.631**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**4.964**	**1.241**	**6.205**	**464.338.201**
Empleados	1.362	340	1.702	128.224.289
Obreros	3.602	901	4.503	336.113.912
Pensionados	**370**	**93**	**463**	**30.407.179**
Empleados	260	65	325	23.366.877
Obreros	110	28	138	7.040.302
TOTAL	**5.334**	**1.334**	**6.668**	**494.745.380**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.180.166.085
4.02	Materiales, suministros y mercancías	312.421.183
4.03	Servicios no personales	259.984.443
4.04	Activos reales	158.486.703
4.07	Transferencias y donaciones	502.625.380
4.08	Otros gastos	500.000
4.11	Disminución de pasivos	13.796.428
	TOTAL	**2.427.980.222**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.273.082.639**
INGRESOS CORRIENTES ORDINARIOS	2.273.082.639
INGRESOS DE OPERACIÓN	233.528.600
Otros ingresos de operación	233.528.600
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS CORRIENTES	2.039.054.039
Transferencias corrientes del sector público	2.039.054.039
Transferencias corrientes internas recibidas del sector público	2.039.054.039
De la República	1.987.740.353
Ministerio del Poder Popular para la Alimentación	1.987.740.353
-Recursos Ordinarios	1.987.740.353
De los entes descentralizados financieros no bancarios	51.313.686
1.2 GASTOS CORRIENTES	**2.255.697.091**
GASTOS DE CONSUMO	1.753.071.711
Remuneraciones	1.180.166.085
Sueldos, salarios y otras retribuciones	544.550.875
Beneficios y complementos de sueldos y salarios	251.490.198
Aportes patronales	68.825.547
Prestaciones sociales y otras indemnizaciones	219.883.650
Asistencia socioeconómica	95.415.815
Compra de bienes y servicios	502.600.919
Bienes de consumo	312.421.183
Servicios no personales	190.179.736
Impuestos indirectos	69.804.707
Depreciación y amortización	500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	502.625.380
Al sector privado	502.625.380
Transferencias corrientes al sector privado	494.745.380
Directas a personas	494.745.380
Pensiones y otros beneficios asociados	30.407.179
Jubilaciones y otros beneficios asociados	464.338.201
Donaciones corrientes al sector privado	7.880.000
Donaciones a personas	5.000.000
Donaciones a instituciones sin fines de lucro	2.880.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**17.385.548**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**172.283.131**
RECURSOS PROPIOS DE CAPITAL	17.885.548
Ahorro en cuenta corriente	17.385.548
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	154.397.583
Transferencias y donaciones de capital del sector público	154.397.583
Transferencias de capital recibidas del sector público	154.397.583
De la República	70.658.543
Ministerio del Poder Popular para la Alimentación	70.658.543
-Recursos Ordinarios	70.658.543
De los entes descentralizados financieros no bancarios	83.739.040
2.2 GASTOS DE CAPITAL	**158.486.703**
INVERSIÓN REAL DIRECTA	158.486.703
Formación bruta de capital fijo	158.474.703
Maquinaria, equipos y otros bienes muebles	108.820.560
Construcciones de bienes de dominio privado	31.975.571
Construcciones de bienes de dominio público	17.678.572
Bienes intangibles	12.000
2.3 RESULTADO FINANCIERO: SUPERÁVIT	**13.796.428**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**13.796.428**
SUPERÁVIT FINANCIERO	13.796.428
3.2 APLICACIONES FINANCIERAS	**13.796.428**
DISMINUCIÓN DE PASIVOS	13.796.428
Disminución de cuentas y efectos por pagar	13.796.428
Disminución de cuentas y efectos por pagar a corto plazo	13.796.428
Disminución de sueldos, salarios y otras remuneraciones por pagar	12.796.428
Disminución cuentas por pagar a contratistas a corto plazo	1.000.000

A0421

Fundación Programa de Alimentos Estratégicos (Fundaproal)

FUNDACIÓN PROGRAMA DE ALIMENTOS ESTRATÉGICOS (FUNDAPROAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Dada la importancia y relevancia de la alimentación para la subsistencia del ser humano, el Estado se ha visto en la necesidad de elaborar y promover proyectos alimenticios; consciente de esto, el Ejecutivo Nacional autorizó la creación de la Fundación Programa de Alimentos Estratégicos (Fundaproal), según Decreto Nº 3.543 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.152 de fecha 22 de Marzo de 2005.

En tal sentido, Fundaproal orienta sus esfuerzos en contribuir con el nuevo modelo social, productivo y endógeno; de conformidad con las Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y la Constitución de la República Bolivariana de Venezuela, no sólo para satisfacer las necesidades alimentarias en el momento oportuno, sino también dinamizando, impulsando y posicionando proyectos socio-productivos orientados a la transformación de las Casas de Alimentación en Centros de Formación Alimentaria Nutricional, como espacios en contacto estrecho con la población a fin de prestar atención alimentaria, nutricional y promover una cultura alimentaria acorde con el buen vivir.

Es por ello, que para la construcción del Estado Social de justicia y bienestar, es indispensable garantizar a las ciudadanas y ciudadanos el acceso oportuno a los alimentos, siendo ésta la principal premisa del Proyecto "Casas de Alimentación", que ha tenido un alto impacto social durante sus nueve años de ejecución, ya que se han atendido a un número importante de beneficiarios aproximados de 450.000 a 500.000 personas, lo cual ha sido posible gracias a las experiencias de participación de las comunidades organizadas en todo el territorio nacional. De igual manera, se han desarrollado múltiples experiencias que han aportado aprendizajes tanto para los equipos técnicos que participan en su ejecución como para los beneficiarios (niños, niñas, mujeres embarazadas, adulto mayor, discapacitados, entre otros), vinculados a dimensiones nuevas de la ciudadanía, tales como la inclusión, equidad, desarrollo humano personal y colectivo, así como múltiples estrategias encaminadas a fortalecer el proceso de transición y evolución de las Casas de Alimentación.

La Fundación Programa de Alimentos Estratégicos (Fundaproal) para el Ejercicio Económico Financiero 2015, continuará su línea de acción hacia la promoción de los Proyectos que coadyuven al logro de los objetivos estratégicos, la concreción de la Misión Alimentación y los lineamientos del Gobierno Nacional.

Proyecto 01 "Casas de Alimentación": dirigido a suministrar una alimentación balanceada a personas que se encuentran en condiciones de vulnerabilidad social, en las Casas de Alimentación, las cuales son hogares acondicionados para ofrecer un almuerzo diario (lunes a viernes). Además se presta atención a la población que se encuentra en situación de pobreza crítica y/o residen en áreas de difícil acceso y/o áreas de silencio, a través de la entrega de una bolsa de alimentos contentiva de siete (7) rubros de la Canasta Alimentaria Normativa.

Proyecto 02: "Fortalecimiento del Poder Popular que se encuentra en pobreza extrema como promotores de Seguridad y Soberanía Alimentaria": dirigido a formar a 117.519 personas que son atendidas por las casas de alimentación, muchas de las cuales gracias a las políticas de inclusión del gobierno, se superarán y desarrollarán en el ámbito de seguridad alimentaria por lo que se hace necesario la formación y organización para el desarrollo de proyectos socio productivos autosustentables que les permita alcanzar mejor calidad de vida como individuos organizados en un espacio comunal y que contribuyan al desarrollo local. De igual manera, se plantea el desarrollo de espacios comunales donde funcionen Centros de Formación y Atención Nutricional, y se instaure la formación en cultura alimentaria nutricional, la cual contribuirá al fortalecimiento de la Seguridad y Soberanía Alimentaria en nuestro País.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.845.976.780**
INGRESOS CORRIENTES ORDINARIOS	1.845.976.780
TRANSFERENCIAS CORRIENTES	1.845.976.780
Transferencias corrientes del sector público	1.845.976.780
Transferencias corrientes internas recibidas del sector público	1.845.976.780
De la República	1.845.976.780
INGRESOS DE CAPITAL	**73.681.300**
RECURSOS PROPIOS DE CAPITAL	35.048.080
Incremento de la depreciación y amortización acumuladas	35.048.080
TRANSFERENCIAS Y DONACIONES DE CAPITAL	38.633.220
Transferencias y donaciones de capital del sector público	38.633.220
Transferencias de capital recibidas del sector público	38.633.220
De la República	38.633.220
TOTAL RECURSOS	**1.919.658.080**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.881.024.860**
GASTOS DE CONSUMO	1.360.654.068
Remuneraciones	520.333.886
Sueldos, salarios y otras retribuciones	177.873.342
Beneficios y complementos de sueldos y salarios	101.374.488
Aportes patronales	27.866.672
Prestaciones sociales y otras indemnizaciones	47.984.052
Asistencia socioeconómica	165.235.332
Compra de bienes y servicios	805.272.102
Bienes de consumo	617.651.514
Servicios no personales	187.620.588
Depreciación y amortización	35.048.080
GASTOS DE LA PROPIEDAD	16.407.000
Alquileres de tierras y terrenos	100.000
Derechos sobre bienes intangibles	16.307.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	503.963.792
Al sector privado	503.963.792
Transferencias corrientes al sector privado	2.095.068
Directas a personas	2.095.068
Pensiones y otros beneficios asociados	1.396.712
Jubilaciones y otros beneficios asociados	698.356
Donaciones corrientes al sector privado	501.868.724
Donaciones a personas	501.868.724
GASTOS DE CAPITAL	**38.633.220**
INVERSIÓN REAL DIRECTA	38.633.220
Formación bruta de capital fijo	38.353.220
Maquinaria, equipos y otros bienes muebles	28.205.000
Construcciones de bienes de dominio privado	10.148.220
Bienes intangibles	280.000
TOTAL GASTOS	**1.919.658.080**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125.721	Casas de Alimentación	Tonelada métrica			64.386		1.174.400.724			1.174.400.724
126.896	Fortalecimiento del Poder Popular que se encuentra en pobreza extrema como promotores de Seguridad y Soberanía alimentaria	Persona	59.347	58172	117.519		21.426.192			21.426.192
					TOTAL		1.195.826.916			1.195.826.916

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		540.110.606			540.110.606
02	Gestión administrativa	35.048.080	146.129.410			181.177.490
03	Previsión y protección social		2.095.068			2.095.068
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		448.000			448.000
	TOTAL	35.048.080	688.783.084			723.831.164

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**470**	**430**	**100**	**1.000**	**105.154.956**	**3.902.460**	**109.057.416**
Alto Nivel y de Dirección	1			1	212.004	6.360	218.364
Directivo	10	8		18	3.481.548	104.462	3.586.010
Profesional y Técnico	256	237	45	538	62.028.841	1.645.093	63.673.934
Personal Administrativo	200	184	55	439	38.971.356	2.134.276	41.105.632
Personal Médico	3	1		4	461.207	12.269	473.476
Personal Contratado	**6**	**4**		**10**	**900.000**		**900.000**
Profesional y Técnico	6	4		10	900.000		900.000
TOTAL	**476**	**434**	**100**	**1.010**	**106.054.956**	**3.902.460**	**109.957.416**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**3**	**4**	**698.356**
Empleados	1	3	4	698.356
Pensionados	**5**	**3**	**8**	**1.396.712**
Empleados	5	3	8	1.396.712
TOTAL	**6**	**6**	**12**	**2.095.068**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	520.333.886
4.02	Materiales, suministros y mercancías	617.651.514
4.03	Servicios no personales	204.027.588
4.04	Activos reales	38.633.220
4.07	Transferencias y donaciones	503.963.792
4.08	Otros gastos	35.048.080
	TOTAL	**1.919.658.080**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.845.976.780**
INGRESOS CORRIENTES ORDINARIOS	1.845.976.780
TRANSFERENCIAS CORRIENTES	1.845.976.780
Transferencias corrientes del sector público	1.845.976.780
Transferencias corrientes internas recibidas del sector público	1.845.976.780
De la República	1.845.976.780
Ministerio del Poder Popular para la Alimentación	1.845.976.780
-Recursos Ordinarios	1.845.976.780
1.2 GASTOS CORRIENTES	**1.881.024.860**
GASTOS DE CONSUMO	1.360.654.068
Remuneraciones	520.333.886
Sueldos, salarios y otras retribuciones	177.873.342
Beneficios y complementos de sueldos y salarios	101.374.488
Aportes patronales	27.866.672
Prestaciones sociales y otras indemnizaciones	47.984.052
Asistencia socioeconómica	165.235.332
Compra de bienes y servicios	805.272.102
Bienes de consumo	617.651.514
Servicios no personales	187.620.588
Depreciación y amortización	35.048.080
GASTOS DE LA PROPIEDAD	16.407.000
Alquileres de tierras y terrenos	100.000
Derechos sobre bienes intangibles	16.307.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	503.963.792
Al sector privado	503.963.792
Transferencias corrientes al sector privado	2.095.068
Directas a personas	2.095.068
Pensiones y otros beneficios asociados	1.396.712
Jubilaciones y otros beneficios asociados	698.356

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	501.868.724
Donaciones a personas	501.868.724
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: (DESAHORRO)	**(35.048.080)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**38.633.220**
RECURSOS PROPIOS DE CAPITAL	
Desahorro en cuenta corriente	(35.048.080)
Incremento de la depreciación y amortización acumuladas	35.048.080
TRANSFERENCIAS Y DONACIONES DE CAPITAL	38.633.220
Transferencias y donaciones de capital del sector público	38.633.220
Transferencias de capital recibidas del sector público	38.633.220
De la República	38.633.220
Ministerio del Poder Popular para la Alimentación	38.633.220
-Recursos Ordinarios	38.633.220
2.2 GASTOS DE CAPITAL	**38.633.220**
INVERSIÓN REAL DIRECTA	38.633.220
Formación bruta de capital fijo	38.353.220
Maquinaria, equipos y otros bienes muebles	28.205.000
Construcciones de bienes de dominio privado	10.148.220
Bienes intangibles	280.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

44
Ministerio del Poder Popular para el Turismo

Ministerio del Poder Popular para el Turismo

A0535 Fundación Mundo de los Niños (FUMDANIÑOS)

A0536 Fundación Bosque Macuto

A0545 Fundación la Flor de Venezuela (FUNDAFLOR)

A0943 Colegio Universitario "Hotel Escuela de los Andes Venezolanos"

A1329 Instituto Nacional de Turismo (INATUR)

A0535

Fundación Mundo de los Niños (FUMDANIÑOS)

FUNDACIÓN MUNDO DE LOS NIÑOS (FUMDANIÑOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Mundo de los Niños (Fumdaniños), es un ente adscrito al Ministerio del Poder Popular para el Turismo, cuyo objetivo principal es contribuir a la formación y a la recreación del niño mediante divulgación del arte, la cultura local y nacional, y los valores fundamentales de la sociedad, posibilitando el acceso a la recreación, el deporte, el conocimiento y el arte como estrategia que permite estimular un adecuado desarrollo humano, la integración social y el mejoramiento de la calidad de vida.

El presupuesto de gastos para el Ejercicio Económico Financiero 2015 asciende a Bs. 37.726.328, que será financiado con recursos propios por Bs. 37.550.545, provenientes de eventos privados dentro de las instalaciones del parque, visitas de escuelas, empresas y fundaciones, así como, el alquiler de los espacios comerciales ubicados en las instalaciones de la Institución, y con ingresos de capital por Bs. 175.783, derivados del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**37.550.545**
INGRESOS CORRIENTES ORDINARIOS	37.550.545
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	36.350.545
Venta de otros bienes y servicios	36.350.545
INGRESOS DE LA PROPIEDAD	1.200.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	1.200.000
Alquileres	1.200.000
INGRESOS DE CAPITAL	**175.783**
RECURSOS PROPIOS DE CAPITAL	175.783
Incremento de la depreciación y amortización acumuladas	175.783
TOTAL RECURSOS	**37.726.328**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**36.533.240**
GASTOS DE CONSUMO	35.933.240
Remuneraciones	31.623.255
Sueldos, salarios y otras retribuciones	17.587.284
Beneficios y complementos de sueldos y salarios	5.402.393
Aportes patronales	1.212.948
Prestaciones sociales y otras indemnizaciones	5.767.830
Asistencia socioeconómica	1.652.800
Compra de bienes y servicios	3.670.695
Bienes de consumo	1.777.150
Servicios no personales	1.893.545
Impuestos indirectos	463.507
Depreciación y amortización	175.783
OTROS GASTOS CORRIENTES	600.000
Otros gastos corrientes	600.000
Bienes y servicios para la venta	600.000
GASTOS DE CAPITAL	**1.193.088**
INVERSIÓN REAL DIRECTA	1.193.088
Formación bruta de capital fijo	1.193.088
Maquinaria, equipos y otros bienes muebles	1.193.088
TOTAL GASTOS	**37.726.328**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126350	Captación y prestación de servicios de recreación, disfrute y esparcimiento en las instalaciones del parque acuático y temático Fundación Mundo de los Niños	Visita			300.000	24.478.719				24.478.719
	TOTAL					**24.478.719**				**24.478.719**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	12.336.911				12.336.911
02	Gestión administrativa	910.698				910.698
	TOTAL	**13.247.609**				**13.247.609**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**65**		**94**	**7.816.357**		**7.816.357**
Alto Nivel y de Dirección		1		1	185.000		185.000
Directivo	7	6		13	983.284		983.284
Profesional y Técnico	7	18		25	2.650.725		2.650.725
Personal Administrativo	8	20		28	2.711.259		2.711.259
Obrero	7	20		27	1.286.089		1.286.089
Personal Contratado	**5**	**8**		**13**	**2.726.620**		**2.726.620**
Personal Administrativo	3	5		8	1.406.620		1.406.620
Obrero	2	3		5	1.320.000		1.320.000
TOTAL	**34**	**73**		**107**	**10.542.977**		**10.542.977**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	31.623.255
4.02	Materiales, suministros y mercancías	2.377.150
4.03	Servicios no personales	2.357.052
4.04	Activos reales	1.193.088
4.08	Otros gastos	175.783
	TOTAL	**37.726.328**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**37.550.545**
INGRESOS CORRIENTES ORDINARIOS	37.550.545
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	36.350.545
Venta de otros bienes y servicios	36.350.545
INGRESOS DE LA PROPIEDAD	1.200.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	1.200.000
Alquileres	1.200.000
1.2 GASTOS CORRIENTES	**36.533.240**
GASTOS DE CONSUMO	35.933.240
Remuneraciones	31.623.255
Sueldos, salarios y otras retribuciones	17.587.284
Beneficios y complementos de sueldos y salarios	5.402.393
Aportes patronales	1.212.948
Prestaciones sociales y otras indemnizaciones	5.767.830
Asistencia socioeconómica	1.652.800
Compra de bienes y servicios	3.670.695
Bienes de consumo	1.777.150
Servicios no personales	1.893.545
Impuestos indirectos	463.507
Depreciación y amortización	175.783
OTROS GASTOS CORRIENTES	600.000
Otros gastos corrientes	600.000
Bienes y servicios para la venta	600.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**1.017.305**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.193.088**
RECURSOS PROPIOS DE CAPITAL	1.193.088
Ahorro en cuenta corriente	1.017.305
Incremento de la depreciación y amortización acumuladas	175.783
2.2 GASTOS DE CAPITAL	**1.193.088**
INVERSIÓN REAL DIRECTA	1.193.088
Formación bruta de capital fijo	1.193.088
Maquinaria, equipos y otros bienes muebles	1.193.088
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0536

Fundación Bosque Macuto

FUNDACIÓN BOSQUE MACUTO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Bosque Macuto, es un ente adscrito al Ministerio del Poder Popular para el Turismo, cuyo objetivo principal es la captación y prestación de servicios de recreación, disfrute y esparcimiento ambiental en el Parque, que contempla un espacio ecológico para el disfrute turístico en el ámbito internacional y nacional a través de la presentación de atractivos ambientales, deportivos, recreativos y culturales, para contribuir con el esparcimiento, recreación y educación ambiental a instituciones educativas tanto públicas como privadas, entes Gubernamentales, Consejos Comunales y público en general.

En tal sentido, el presupuesto de gastos para el Ejercicio Económico Financiero 2015 asciende a Bs. 24.968.461, el cual se ha distribuido de la siguiente manera: Acciones Centralizadas Bs. 7.576.720 y Bs. 17.391.741 para la ejecución del proyecto "Captación y prestación de servicios de recreación, disfrute y esparcimiento ambiental en el Parque Bosque Macuto".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**24.914.574**
INGRESOS CORRIENTES ORDINARIOS	24.914.574
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	24.914.574
Venta de otros bienes y servicios	24.914.574
INGRESOS DE CAPITAL	**53.887**
RECURSOS PROPIOS DE CAPITAL	53.887
Incremento de la depreciación y amortización acumuladas	53.887
TOTAL RECURSOS	**24.968.461**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**23.631.296**
GASTOS DE CONSUMO	23.577.030
Remuneraciones	20.420.289
Sueldos, salarios y otras retribuciones	11.874.782
Beneficios y complementos de sueldos y salarios	4.617.450
Aportes patronales	1.041.188
Prestaciones sociales y otras indemnizaciones	2.721.528
Asistencia socioeconómica	165.341
Compra de bienes y servicios	2.926.894
Bienes de consumo	1.387.216
Servicios no personales	1.539.678
Impuestos indirectos	175.960
Depreciación y amortización	53.887
OTROS GASTOS CORRIENTES	54.266
Otros gastos corrientes	54.266
Bienes y servicios para la venta	54.266
GASTOS DE CAPITAL	**1.337.165**
INVERSIÓN REAL DIRECTA	1.337.165
Formación bruta de capital fijo	1.337.165
Maquinaria, equipos y otros bienes muebles	1.337.165
TOTAL GASTOS	**24.968.461**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126069	Captación y prestación de servicios de recreación, disfrute y esparcimiento ambiental en el Parque Bosque Macuto	Visita			61.107	17.391.741				17.391.741
	TOTAL					**17.391.741**				**17.391.741**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	6.293.600				6.293.600
02	Gestión administrativa	1.283.120				1.283.120
	TOTAL	**7.576.720**				**7.576.720**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**28**	**60**		**88**	**5.434.340**	**1.195.980**	**6.630.320**
Alto Nivel y de Dirección		1		1	5.008	5.000	10.008
Directivo	6	8		14	832.149	351.289	1.183.438
Profesional y Técnico	2	5		7	416.075	175.645	591.720
Personal Administrativo	13	10		23	1.367.104	577.118	1.944.222
Obrero	7	36		43	2.814.004	86.928	2.900.932
Personal Contratado	**10**	**5**		**15**	**40.000**		**40.000**
Profesional y Técnico	10	5		15	40.000		40.000
TOTAL	**38**	**65**		**103**	**5.474.340**	**1.195.980**	**6.670.320**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	20.420.289
4.02	Materiales, suministros y mercancías	1.441.482
4.03	Servicios no personales	1.715.638
4.04	Activos reales	1.337.165
4.08	Otros gastos	53.887
	TOTAL	**24.968.461**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**24.914.574**
INGRESOS CORRIENTES ORDINARIOS	24.914.574
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	24.914.574
Venta de otros bienes y servicios	24.914.574
1.2 GASTOS CORRIENTES	**23.631.296**
GASTOS DE CONSUMO	23.577.030
Remuneraciones	20.420.289
Sueldos, salarios y otras retribuciones	11.874.782
Beneficios y complementos de sueldos y salarios	4.617.450
Aportes patronales	1.041.188
Prestaciones sociales y otras indemnizaciones	2.721.528
Asistencia socioeconómica	165.341
Compra de bienes y servicios	2.926.894
Bienes de consumo	1.387.216
Servicios no personales	1.539.678
Impuestos indirectos	175.960
Depreciación y amortización	53.887
OTROS GASTOS CORRIENTES	54.266
Otros gastos corrientes	54.266
Bienes y servicios para la venta	54.266
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**1.283.278**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.337.165**
RECURSOS PROPIOS DE CAPITAL	1.337.165
Ahorro en cuenta corriente	1.283.278
Incremento de la depreciación y amortización acumuladas	53.887
2.2 GASTOS DE CAPITAL	**1.337.165**
INVERSIÓN REAL DIRECTA	1.337.165
Formación bruta de capital fijo	1.337.165
Maquinaria, equipos y otros bienes muebles	1.337.165
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0545

Fundación la Flor de Venezuela (FUNDAFLOR)

FUNDACIÓN LA FLOR DE VENEZUELA (FUNDAFLOR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación la Flor de Venezuela (Fundaflor), es un ente adscrito al Ministerio del Poder Popular para el Turismo, cuyo objetivo principal es la custodia, protección y administración del monumento nacional "La Flor de Venezuela", que contempla la potestad de celebrar todo tipo de contratos y convenios con instituciones públicas y privadas, nacionales o internacionales, a los fines de ampliar sus actividades o su patrimonio, así como, ejecutar proyectos sociales y de apoyo en estudios científicos y tecnológicos.

En tal sentido, tiene previsto ejecutar el Proyecto "Prestación de servicios turísticos y educativos en el Monumento Nacional La Flor de Venezuela", a los fines de contar con espacios de disfrute turístico en el ámbito nacional a través de la presentación de atractivos culturales, deportivos, recreativos y educativos presentes en el Monumento, para contribuir con el esparcimiento, recreación y educación ambiental de los visitantes de instituciones educativas públicas y privadas, Entes Gubernamentales, Consejos Comunales y público en general.

El presupuesto de gastos para el Ejercicio Económico Financiero 2015 asciende a Bs. 8.496.337, el cual se ha distribuido de la siguiente manera: Bs. 3.474.719 para las Acciones Centralizadas y Bs. 5.021.618, para la ejecución del proyecto, y está financiado con recursos propios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**8.496.337**
INGRESOS CORRIENTES ORDINARIOS	8.496.337
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.496.337
Venta de otros bienes y servicios	8.496.337
TOTAL RECURSOS	**8.496.337**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**7.285.677**
GASTOS DE CONSUMO	7.285.677
Remuneraciones	4.081.211
Sueldos, salarios y otras retribuciones	2.342.801
Beneficios y complementos de sueldos y salarios	480.436
Aportes patronales	197.796
Prestaciones sociales y otras indemnizaciones	707.890
Asistencia socioeconómica	352.288
Compra de bienes y servicios	2.887.466
Bienes de consumo	1.989.174
Servicios no personales	898.292
Impuestos indirectos	235.000
GASTOS DE LA PROPIEDAD	82.000
Derechos sobre bienes intangibles	82.000
GASTOS DE CAPITAL	**1.210.660**
INVERSIÓN REAL DIRECTA	1.210.660
Formación bruta de capital fijo	1.210.660
Maquinaria, equipos y otros bienes muebles	1.210.660
TOTAL GASTOS	**8.496.337**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126234	Prestación de servicios turísticos y educativos en el Monumento Nacional La Flor de Venezuela	Visita			89.700	5.021.618				5.021.618
	TOTAL					**5.021.618**				**5.021.618**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.618.943				1.618.943
02	Gestión administrativa	1.855.776				1.855.776
	TOTAL	**3.474.719**				**3.474.719**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**11**		**22**	**817.249**		**817.249**
Directivo	5	5		10	506.104		506.104
Obrero	6	6		12	311.145		311.145
Personal Contratado	**5**	**6**		**11**	**547.044**		**547.044**
Profesional y Técnico	3	4		7	348.118		348.118
Personal Administrativo	2	2		4	198.926		198.926
TOTAL	**16**	**17**		**33**	**1.364.293**		**1.364.293**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.081.211
4.02	Materiales, suministros y mercancías	1.989.174
4.03	Servicios no personales	1.215.292
4.04	Activos reales	1.210.660
	TOTAL	**8.496.337**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.496.337**
INGRESOS CORRIENTES ORDINARIOS	8.496.337
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.496.337
Venta de otros bienes y servicios	8.496.337
1.2 GASTOS CORRIENTES	**7.285.677**
GASTOS DE CONSUMO	7.285.677
Remuneraciones	4.081.211
Sueldos, salarios y otras retribuciones	2.342.801
Beneficios y complementos de sueldos y salarios	480.436
Aportes patronales	197.796
Prestaciones sociales y otras indemnizaciones	707.890
Asistencia socioeconómica	352.288
Compra de bienes y servicios	2.887.466
Bienes de consumo	1.989.174
Servicios no personales	898.292
Impuestos indirectos	235.000
GASTOS DE LA PROPIEDAD	82.000
Derechos sobre bienes intangibles	82.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**1.210.660**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.210.660**
RECURSOS PROPIOS DE CAPITAL	1.210.660
Ahorro en cuenta corriente	1.210.660
2.2 GASTOS DE CAPITAL	**1.210.660**
INVERSIÓN REAL DIRECTA	1.210.660
Formación bruta de capital fijo	1.210.660
Maquinaria, equipos y otros bienes muebles	1.210.660
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0943

Colegio Universitario "Hotel Escuela de los Andes Venezolanos"

COLEGIO UNIVERSITARIO "HOTEL ESCUELA DE LOS ANDES VENEZOLANOS"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Colegio Universitario "Hotel Escuela de Los Andes Venezolanos", es un ente adscrito al Ministerio del Poder Popular para el Turismo, cuyo objetivo principal es formar profesionales integrales y socialmente responsables en las área de hotelería y servicios que satisfagan la demanda en beneficio de las empresas turísticas del Estado, así como capacitar y certificar por oficios para la actividad hotelera, bajo la filosofía del APRENDER – HACIENDO. Además contempla la ejecución del Programa Nacional de Formación en Turismo (Pnft), como una propuesta curricular cuya misión es formar, actualizar, perfeccionar y capacitar a profesionales capaces de satisfacer las demandas locales y regionales en el área turística, para brindar un servicio turístico integral de calidad a los visitantes y turistas tanto nacionales como internacionales.

En tal sentido, tiene previsto ejecutar el Proyecto "Plan de Formación Integral Universitario Turístico", a los fines de adecuar la institución a las nuevas estrategias y exigencias para la integración de la Educación Bolivariana en materia de turismo, hotelería y servicios de la hospitalidad.

El presupuesto de gastos para el Ejercicio Económico Financiero 2015 asciende a Bs. 35.685.000, que será financiado con recursos propios por Bs. 5.643.500, transferencias de la República por Bs. 23.501.500 (Ministerio del Poder Popular para el Turismo Bs. 22.000.000 y Ministerio del Poder Popular para la Educación Universitaria Bs. 1.501.500), transferencias del Instituto Nacional de Turismo (Inatur) Bs. 6.500.000, y con ingresos de capital por Bs. 40.000, derivados del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**35.100.000**
INGRESOS CORRIENTES ORDINARIOS	35.100.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.643.500
Venta de otros bienes y servicios	5.643.500
TRANSFERENCIAS CORRIENTES	29.456.500
Transferencias corrientes del sector público	29.456.500
Transferencias corrientes internas recibidas del sector público	29.456.500
De la República	22.956.500
De los entes descentralizados sin fines empresariales	6.500.000
INGRESOS DE CAPITAL	**585.000**
RECURSOS PROPIOS DE CAPITAL	40.000
Incremento de la depreciación y amortización acumuladas	40.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	545.000
Transferencias y donaciones de capital del sector público	545.000
Transferencias de capital recibidas del sector público	545.000
De la República	545.000
TOTAL RECURSOS	**35.685.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**35.140.000**
GASTOS DE CONSUMO	33.882.534
Remuneraciones	21.566.844
Sueldos, salarios y otras retribuciones	11.276.771
Beneficios y complementos de sueldos y salarios	4.110.920
Aportes patronales	1.456.792
Prestaciones sociales y otras indemnizaciones	736.051
Asistencia socioeconómica	3.986.310
Compra de bienes y servicios	11.026.486
Bienes de consumo	8.623.975
Servicios no personales	2.402.511
Impuestos indirectos	1.249.204
Depreciación y amortización	40.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.257.466
Al sector privado	1.257.466
Transferencias corrientes al sector privado	1.257.466
Directas a personas	1.257.466
Otras transferencias directas a personas	1.257.466
GASTOS DE CAPITAL	**545.000**
INVERSIÓN REAL DIRECTA	545.000
Formación bruta de capital fijo	545.000
Maquinaria, equipos y otros bienes muebles	545.000
TOTAL GASTOS	**35.685.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126382	Plan de Formación Integral Universitario Turístico	Estudiante	1.421	947	2.368	4.456.541	14.267.524		6.185.031	24.909.096
	TOTAL					**4.456.541**	**14.267.524**		**6.185.031**	**24.909.096**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.732.476		314.969	8.047.445
02	Gestión administrativa	1.226.959	1.501.500			2.728.459
	TOTAL	**1.226.959**	**9.233.976**		**314.969**	**10.775.904**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**75**	**49**		**124**	**7.365.625**		**7.365.625**
Alto Nivel y de Dirección	1			1	183.565		183.565
Profesional y Técnico	13	8		21	693.008		693.008
Personal Administrativo	14	15		29	1.601.320		1.601.320
Personal Docente	42	16		58	4.069.212		4.069.212
Obrero	5	10		15	818.520		818.520
Personal Contratado	**5**			**5**	**650.000**		**650.000**
Personal Docente	5			5	650.000		650.000
TOTAL	**80**	**49**		**129**	**8.015.625**		**8.015.625**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	21.566.844
4.02	Materiales, suministros y mercancías	8.623.975
4.03	Servicios no personales	3.651.715
4.04	Activos reales	545.000
4.07	Transferencias y donaciones	1.257.466
4.08	Otros gastos	40.000
	TOTAL	**35.685.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**35.100.000**
INGRESOS CORRIENTES ORDINARIOS	35.100.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.643.500
Venta de otros bienes y servicios	5.643.500
TRANSFERENCIAS CORRIENTES	29.456.500
Transferencias corrientes del sector público	29.456.500
Transferencias corrientes internas recibidas del sector público	29.456.500
De la República	22.956.500
Ministerio del Poder Popular para la Educación Universitaria	1.501.500
- Recursos Ordinarios	1.501.500
Ministerio del Poder Popular para el Turismo	21.455.000
-Recursos Ordinarios	21.455.000
De los entes descentralizados sin fines empresariales	6.500.000
Instituto Nacional de Turismo (Inatur)	6.500.000
1.2 GASTOS CORRIENTES	**35.140.000**
GASTOS DE CONSUMO	33.882.534
Remuneraciones	21.566.844
Sueldos, salarios y otras retribuciones	11.276.771
Beneficios y complementos de sueldos y salarios	4.110.920
Aportes patronales	1.456.792
Prestaciones sociales y otras indemnizaciones	736.051
Asistencia socioeconómica	3.986.310
Compra de bienes y servicios	11.026.486
Bienes de consumo	8.623.975
Servicios no personales	2.402.511
Impuestos indirectos	1.249.204
Depreciación y amortización	40.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.257.466
Al sector privado	1.257.466
Transferencias corrientes al sector privado	1.257.466
Directas a personas	1.257.466
Otras transferencias directas a personas	1.257.466
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(40.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**545.000**
Desahorro en cuenta corriente	(40.000)
Incremento de la depreciación y amortización acumuladas	40.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	545.000
Transferencias y donaciones de capital del sector público	545.000
Transferencias de capital recibidas del sector público	545.000
De la República	545.000
Ministerio del Poder Popular para el Turismo	545.000
- Recursos Ordinarios	545.000
2.2 GASTOS DE CAPITAL	**545.000**
INVERSIÓN REAL DIRECTA	545.000
Formación bruta de capital fijo	545.000
Maquinaria, equipos y otros bienes muebles	545.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1329

Instituto Nacional de Turismo (INATUR)

INSTITUTO NACIONAL DE TURISMO (INATUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Turismo (Inatur), es un ente adscrito al Ministerio del Poder Popular para el Turismo, cuyo objeto principal es la capacitación y formación de las ciudadanas y ciudadanos para el desarrollo del turismo, atendiendo especialmente aquellas actividades educativas que procuren el desarrollo y fortalecimiento de las comunidades organizadas, consejos comunales y demás formas de participación popular, así como la promoción nacional e internacional de la República Bolivariana de Venezuela como destino turístico.

En tal sentido, conforme a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, formula su presupuesto centrado en el desarrollo de potencialidades en materia turística que contribuyan al logro del posicionamiento de la República Bolivariana de Venezuela como producto turístico altamente competitivo, y así convertirlo en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, todo esto apoyado por una óptima gestión de recaudación y utilización de los recursos, de manera integrada y coordinada con todos los actores vinculados al Sector Turismo.

El presupuesto de gastos para el Ejercicio Económico Financiero 2015 asciende a Bs. 860.875.343, que será financiado con ingresos corrientes por Bs. 850.000.000, provenientes de la recaudación por concepto de la contribución especial del 1% fijado en la Ley Orgánica de Turismo y con ingresos de capital por Bs. 10.875.343 derivados del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**850.000.000**
INGRESOS CORRIENTES ORDINARIOS	850.000.000
INGRESOS NO TRIBUTARIOS	850.000.000
Ingresos por contribuciones especiales	850.000.000
INGRESOS DE CAPITAL	**10.875.343**
RECURSOS PROPIOS DE CAPITAL	10.875.343
Incremento de la depreciación y amortización acumuladas	10.875.343
TOTAL RECURSOS	**860.875.343**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**840.401.243**
GASTOS DE CONSUMO	820.307.549
Remuneraciones	323.151.691
Sueldos, salarios y otras retribuciones	106.082.168
Beneficios y complementos de sueldos y salarios	73.559.903
Aportes patronales	9.637.635
Prestaciones sociales y otras indemnizaciones	27.246.172
Asistencia socioeconómica	100.345.813
Otros gastos de personal	6.280.000
Compra de bienes y servicios	424.379.789
Bienes de consumo	109.576.426
Servicios no personales	314.803.363
Impuestos indirectos	61.900.726
Depreciación y amortización	10.875.343
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.093.694
Al sector privado	3.357.694
Transferencias corrientes al sector privado	2.837.694
Directas a personas	2.837.694
Pensiones y otros beneficios asociados	1.221.040
Jubilaciones y otros beneficios asociados	1.083.560
Otras transferencias directas a personas	533.094
Donaciones corrientes al sector privado	520.000
Donaciones a personas	400.000
Donaciones a instituciones sin fines de lucro	120.000
Al sector público	6.500.000
Transferencias corrientes al sector público	6.500.000
A los entes descentralizados sin fines empresariales para sus gastos	6.500.000
Al sector externo	10.236.000
Transferencias corrientes al exterior	10.236.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	10.236.000
GASTOS DE CAPITAL	**17.044.100**
INVERSIÓN REAL DIRECTA	17.044.100
Formación bruta de capital fijo	16.944.100
Maquinaria, equipos y otros bienes muebles	13.444.100
Construcciones de bienes de dominio público	3.500.000
Bienes intangibles	100.000
APLICACIONES FINANCIERAS	**3.430.000**
DISMINUCIÓN DE PASIVOS	3.430.000
Disminución de cuentas y efectos por pagar	3.430.000
Disminución de cuentas y efectos por pagar a corto plazo	3.430.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	250.000
Disminución de aportes patronales y retenciones laborales por pagar	180.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	60.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	30.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	30.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000
Disminución cuentas por pagar a contratistas a corto plazo	1.000.000
TOTAL GASTOS	**860.875.343**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125812	Plan nacional de capacitación, formación y sensibilización hacia la consolidación de Venezuela como potencia turística	Participante	73.860	73.860	147.720	60.906.622				60.906.622
125884	Plan de Mercadeo Turístico de Venezuela	Persona	1.000.000	1.000.000	2.000.000	338.116.328				338.116.328
125917	Feria Internacional de Turismo de Venezuela - "FitVen2015"	Intercambio			527	2.065.000				2.065.000
125964	Construcción, rehabilitación y restauración de la infraestructura turística a nivel nacional	Obra			10	3.920.000				3.920.000
	TOTAL					**405.007.950**				**405.007.950**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	244.580.447				244.580.447
02	Gestión administrativa	208.982.346				208.982.346
03	Previsión y protección social	2.304.600				2.304.600
	TOTAL	**455.867.393**				**455.867.393**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**54**	**37**	**39**	**130**	**7.966.728**	**13.162.744**	**21.129.472**
Alto Nivel y de Dirección		1		1	183.772		183.772
Directivo	9	4		13	824.228		824.228
Profesional y Técnico	20	5	34	59	3.484.552	9.970.851	13.455.403
Personal Administrativo	7		5	12	706.316	1.807.963	2.514.279
Obrero	18	27		45	2.767.860	1.383.930	4.151.790
Personal Contratado	**260**	**177**		**437**	**30.163.845**		**30.163.845**
Profesional y Técnico	202	155		357	21.956.104		21.956.104
Personal Administrativo	58	22		80	8.207.741		8.207.741
TOTAL	**314**	**214**	**39**	**567**	**38.130.573**	**13.162.744**	**51.293.317**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**1**	**3**	**1.083.560**
Empleados	2		2	740.680
Obreros		1	1	342.880
Pensionados	**2**	**1**	**3**	**1.221.040**
Empleados	2		2	810.560
Obreros		1	1	410.480
TOTAL	**4**	**2**	**6**	**2.304.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	323.151.691
4.02	Materiales, suministros y mercancías	109.576.426
4.03	Servicios no personales	376.704.089
4.04	Activos reales	17.044.100
4.07	Transferencias y donaciones	20.093.694
4.08	Otros gastos	10.875.343
4.11	Disminución de pasivos	3.430.000
	TOTAL	**860.875.343**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**850.000.000**
INGRESOS CORRIENTES ORDINARIOS	850.000.000
INGRESOS NO TRIBUTARIOS	850.000.000
Ingresos por contribuciones especiales	850.000.000
1.2 GASTOS CORRIENTES	**840.401.243**
GASTOS DE CONSUMO	820.307.549
Remuneraciones	323.151.691
Sueldos, salarios y otras retribuciones	106.082.168
Beneficios y complementos de sueldos y salarios	73.559.903
Aportes patronales	9.637.635
Prestaciones sociales y otras indemnizaciones	27.246.172
Asistencia socioeconómica	100.345.813
Otros gastos de personal	6.280.000
Compra de bienes y servicios	424.379.789
Bienes de consumo	109.576.426
Servicios no personales	314.803.363
Impuestos indirectos	61.900.726
Depreciación y amortización	10.875.343
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.093.694
Al sector privado	3.357.694
Transferencias corrientes al sector privado	2.837.694
Directas a personas	2.837.694
Pensiones y otros beneficios asociados	1.221.040
Jubilaciones y otros beneficios asociados	1.083.560
Otras transferencias directas a personas	533.094
Donaciones corrientes al sector privado	520.000
Donaciones a personas	400.000
Donaciones a instituciones sin fines de lucro	120.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	6.500.000
Transferencias corrientes al sector público	6.500.000
A los entes descentralizados sin fines empresariales para sus gastos	6.500.000
Al sector externo	10.236.000
Transferencias corrientes al exterior	10.236.000
A instituciones sin fines de lucro	10.236.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**9.598.757**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**20.474.100**
RECURSOS PROPIOS DE CAPITAL	20.474.100
Ahorro en cuenta corriente	9.598.757
Incremento de la depreciación y amortización acumuladas	10.875.343
2.2 GASTOS DE CAPITAL	**17.044.100**
INVERSIÓN REAL DIRECTA	17.044.100
Formación bruta de capital fijo	16.944.100
Maquinaria, equipos y otros bienes muebles	13.444.100
Construcciones de bienes de dominio público	3.500.000
Bienes intangibles	100.000
2.3 RESULTADO FINANCIERO : SUPERAVIT	**3.430.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.430.000**
SUPERÁVIT FINANCIERO	3.430.000
3.2 APLICACIONES FINANCIERAS	**3.430.000**
DISMINUCIÓN DE PASIVOS	3.430.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de cuentas y efectos por pagar	3.430.000
Disminución de cuentas y efectos por pagar a corto plazo	3.430.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	250.000
Disminución de aportes patronales y retenciones laborales por pagar	180.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	60.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	30.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	30.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000
Disminución cuentas por pagar a contratistas a corto plazo	1.000.000

45

Ministerio del Poder Popular de Petróleo y Minería

Ministerio del Poder Popular de Petróleo y Minería

A0199 Instituto Nacional de Geología y Minería (INGEOMIN)

A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

A0361 Fundación Oro Negro

A0418 Fundación Misión Ribas

A0428 Fundación Misión Piar

A0489 Fundación Fondo Nacional para la Producción Lechera

A0661 Instituto Nacional de Canalizaciones (INC)

A0900 Ente Nacional del Gas (ENAGAS)

A0956 Servicio Autónomo de Metrología de Hidrocarburos

A0199

Instituto Nacional de Geología y Minería (INGEOMIN)

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Geología y Minería (INGEOMIN) desde su fecha de creación en el Decreto N° 295, publicado en la Gaceta Extraordinaria Nº 5.382 del 28 de septiembre de 1999, donde se expresa en forma precisa su objetivo fundamental, que consiste en la realización de investigaciones principalmente de carácter interdisciplinario en las áreas de geología, recursos minerales, geofísica, geoquímica, geotécnica y demás áreas afines, estando además orientado al fortalecimiento y la reactivación del sector minero y los estudios geológicos, en busca de lograr mayor impulso y relevancia de las políticas inherentes a este importante sector de la economía productiva.

La institución realiza investigaciones, estudios de factibilidad, estudio de los inventarios de recursos minerales y las cartografías geológicas, geotécnicas, geoquímicas, ayudando a impulsar el crecimiento y desarrollo socioeconómico del país.

Bajo estas premisas la Institución, ha creado tres proyectos para el presupuesto 2015, que coadyuvan no solo con su objeto de creación sino que también a los Grandes Objetivos Históricos y Nacionales de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, además de cumplir con los objetivos estratégicos del órgano de adscripción el Ministerio del Poder Popular de Petróleo y Minería, en pro de los Convenios Internacionales firmados por la República.

Para el presente ejercicio económico financiero los recursos de la institución ascienden a Bs. 61.691.519 los cuales provendrán de ingresos de operación por Bs. 3.704.265 y transferencias provenientes del Ejecutivo Nacional a través del Ministerio del Poder Popular de Petróleo y Minería por Bs. 57.987.254.

El presupuesto de gasto es de Bs. 61.691.519, destinándose a gastos de personal Bs. 51.962.936, con los cuales se estima cubrir una plantilla de personal de 403 trabajadores y trabajadoras, a materiales y suministros Bs. 3.317.316, servicios no personales Bs. 5.605.802 y transferencias por Bs. 805.465.

Se destinarán a los proyectos Bs. 44.295.343 (71.80%) y a las acciones centralizadas Bs. 17.396.176 (28,20%) para conseguir los objetivos de la institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**61.691.519**
INGRESOS CORRIENTES ORDINARIOS	61.691.519
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.704.265
Venta de otros bienes y servicios	3.704.265
TRANSFERENCIAS CORRIENTES	57.987.254
Transferencias corrientes del sector público	57.987.254
Transferencias corrientes internas recibidas del sector público	57.987.254
De la República	57.987.254
TOTAL RECURSOS	**61.691.519**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**61.691.519**
GASTOS DE CONSUMO	60.886.054
Remuneraciones	51.962.936
Sueldos, salarios y otras retribuciones	26.714.155
Beneficios y complementos de sueldos y salarios	16.813.964
Aportes patronales	3.275.797
Prestaciones sociales y otras indemnizaciones	1.706.395
Asistencia socioeconómica	3.139.825
Otros gastos de personal	312.800
Compra de bienes y servicios	8.423.118
Bienes de consumo	3.317.316
Servicios no personales	5.105.802
Impuestos indirectos	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	805.465
Al sector privado	805.465
Transferencias corrientes al sector privado	616.823
Directas a personas	616.823
Jubilaciones y otros beneficios asociados	616.823
Donaciones corrientes al sector privado	188.642
Donaciones a personas	47.500
Donaciones a instituciones sin fines de lucro	141.142
TOTAL GASTOS	**61.691.519**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
122896	A01990021000	Exploración minera de Guayana	01/01/2014	31/12/2015	9.019.220	20.295.538			29.314.758
123040	A01990022000	Exploración Minera en los Andes Venezolanos y Sierra de Perijá	01/01/2014	31/12/2015	9.019.220	20.295.540			29.314.760
123054	A01990023000	Servicios a Terceros	01/01/2014	31/12/2015	1.500.000	3.704.265			5.204.265
				TOTAL	19.538.440	44.295.343			63.833.783

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122896	Exploración minera de Guayana	Mapa			3		20.295.538			20.295.538
123040	Exploración Minera en los Andes Venezolanos y Sierra de Perijá	Mapa			6		20.295.540			20.295.540
123054	Servicios a Terceros	Mapa			9	3.704.265				3.704.265
	TOTAL					**3.704.265**	**40.591.078**			**44.295.343**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.025.056			15.025.056
02	Gestión administrativa		1.565.655			1.565.655
03	Previsión y protección social		805.465			805.465
	TOTAL		**17.396.176**			**17.396.176**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**83**	**121**	**94**	**298**	**17.109.372**	**90.338**	**17.199.710**
Directivo		5	1	6	228.914		228.914
Profesional y Técnico	33	39	80	152	11.156.295	12.805	11.169.100
Personal Administrativo	20	23	12	55	3.179.987	4.059	3.184.046
Obrero	30	54	1	85	2.544.176	73.474	2.617.650
Personal Contratado	**43**	**62**		**105**	**5.425.036**		**5.425.036**
Profesional y Técnico	43	37		80	3.177.792		3.177.792
Obrero		25		25	2.247.244		2.247.244
TOTAL	**126**	**183**	**94**	**403**	**22.534.408**	**90.338**	**22.624.746**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**5**	**4**	**9**	**616.823**
Empleados	5	4	9	616.823
TOTAL	**5**	**4**	**9**	**616.823**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	51.962.936
4.02	Materiales, suministros y mercancías	3.317.316
4.03	Servicios no personales	5.605.802
4.07	Transferencias y donaciones	805.465
	TOTAL	**61.691.519**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**61.691.519**
INGRESOS CORRIENTES ORDINARIOS	61.691.519
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.704.265
Venta de otros bienes y servicios	3.704.265
TRANSFERENCIAS CORRIENTES	57.987.254
Transferencias corrientes del sector público	57.987.254
Transferencias corrientes internas recibidas del sector público	57.987.254
De la República	57.987.254
Ministerio del Poder Popular de Petróleo y Minería	57.987.254
– Recursos Ordinarios	57.987.254
1.2 GASTOS CORRIENTES	**61.691.519**
GASTOS DE CONSUMO	60.886.054
Remuneraciones	51.962.936
Sueldos, salarios y otras retribuciones	26.714.155
Beneficios y complementos de sueldos y salarios	16.813.964
Aportes patronales	3.275.797
Prestaciones sociales y otras indemnizaciones	1.706.395
Asistencia socioeconómica	3.139.825
Otros gastos de personal	312.800
Compra de bienes y servicios	8.423.118
Bienes de consumo	3.317.316
Servicios no personales	5.105.802
Impuestos indirectos	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	805.465
Al sector privado	805.465
Transferencias corrientes al sector privado	616.823
Directas a personas	616.823
Jubilaciones y otros beneficios asociados	616.823

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	188.642
Donaciones a personas	47.500
Donaciones a instituciones sin fines de lucro	141.142
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	

A0356

Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Guardería Infantil La Alquitrana, ente adscrito al Ministerio del Poder Popular de Petróleo y Minería, tiene como objeto principal prestar servicio de guardería infantil a niños y niñas con edades comprendidas desde los 6 meses hasta los 6 años de edad, hijos de los funcionarios y obreros al servicio del Ministerio del Poder Popular de Petróleo y Minería y de sus entes adscritos, propiciando en ellos el desarrollo de sus capacidades intelectuales, emocionales y creativas brindándoles una atención pedagógica asistencial de alto nivel académico. Además de estimular en ellos buenos hábitos alimenticios, higiénicos y sociales.

En la actualidad se atienden a 1.172 niños (as), distribuidos en 10 sedes en el Área Metropolitana de Caracas; y una sede en la ciudad de Maracaibo Estado Zulia, que inició sus funciones durante el año 2013. Aun así la necesidad de cupos sigue incrementándose, razón por la cual se estima poner en funcionamiento dos nuevas sedes en la ciudad de Caracas, para poder satisfacer la creciente demanda, alcanzando la meta de una matrícula de 2.487 cupos, distribuidos de la siguiente manera: 1.214 niñas y 1.273 niños.

Es por ello, que la Institución se propone como Proyecto para el próximo año escolar ampliar la capacidad de cupos en la ciudad Capital e interior del país, a fin de cubrir la necesidad de los trabajadoras y trabajadores de contar con un Centro de Educación Inicial, cercano a su sitio de trabajo donde se le proporcione a sus representados educación integral, fomentando en ellos el desarrollo pleno de la inteligencia, el lenguaje y se formen niñas y niños sanos, participativos, creativos, espontáneos, con identidad cultural, personal y nacional, con valores de libertad, justicia, honestidad, convivencia comunitaria y familiar, con conciencia conservacionista y manejo de tecnología en un clima lúdico y de afectividad.

Todo esto bajo un proceso de corresponsabilidad entre la familia, las comunidades y el Estado, lo que permitirá elevar la calidad de vida de las familias involucradas en el Proyecto, promoviendo la formación de valores cónsonos a la nueva sociedad, con lo cual se estaría contribuyendo con los cinco grandes objetivos históricos enmarcados en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo, Económico y Social de la Nación 2013-2019, para continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

Para el desarrollo del Proyecto se proponen los siguientes objetivos:

- Proporcionar Infraestructuras acondicionadas para la atención integral de las niñas y los niños.
- Brindar educación integral a niñas y niños hijos de trabajadoras y trabajadores del Ministerio del Poder Popular de Petróleo y Minería y entes adscritos en edades comprendidas entre 4 meses a 6 años durante su jornada laboral.
- Desarrollar en la niña y el niño la formación personal y social, la relación con el ambiente, la comunicación y la representación a través del lenguaje oral y escrito, la expresión artística y corporal y los procesos lógicos matemáticos.
- Ofrecer atención integral de salud a través de un equipo interdisciplinario en las áreas de nutrición, pediatría, odontología, psicología, psicopedagogía, terapia de lenguaje y terapia ocupacional.

Las fuentes de financiamiento previstas para el ejercicio fiscal 2015, están conformadas por Bs. 101.240.194, provenientes de la transferencia corriente que le otorga el Ministerio del Poder Popular de Petróleo y Minería por Bs. 101.040.194 e ingresos de capital Bs. 200.000, derivados de la depreciación y amortización acumuladas.

El total de egresos previstos es de Bs. 101.240.194, de los cuales se destinarán a cubrir el gasto de personal Bs. 96.267.047, para cubrir una planta de personal de 801 trabajadores, materiales, suministros y mercancías Bs. 2.398.928, necesarios para el normal funcionamiento de la guardería; servicios no personales por Bs. 1.276.999, transferencias y donaciones Bs. 1.097.220 y por otros gastos Bs. 200.000.

Para el financiamiento de los proyectos la Fundación Guardería Infantil La Alquitrana, estima ejecutar un (1) proyecto, por un monto de Bs. 91.083.648 (89,97%) y para las Acciones Centralizadas del ente se estiman Bs. 10.156.546 (10,03%).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**101.040.194**
INGRESOS CORRIENTES ORDINARIO	101.040.194
TRANSFERENCIAS CORRIENTES	101.040.194
Transferencias corrientes del sector público	101.040.194
Transferencias corrientes internas recibidas del sector público	101.040.194
De la República	101.040.194
INGRESOS DE CAPITAL	**200.000**
RECURSOS PROPIOS DE CAPITAL	200.000
Incremento de la depreciación y amortización acumuladas	200.000
TOTAL RECURSOS	**101.240.194**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**101.240.194**
GASTOS DE CONSUMO	100.142.974
Remuneraciones	96.267.047
Sueldos, salarios y otras retribuciones	30.548.259
Beneficios y complementos de sueldos y salarios	47.837.071
Aportes patronales	5.142.246
Prestaciones sociales y otras indemnizaciones	4.667.762
Asistencia socioeconómica	8.071.709
Compra de bienes y servicios	3.183.785
Bienes de consumo	2.398.928
Servicios no personales	784.857
Impuestos indirectos	492.142
Depreciación y amortización	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.097.220
Al sector privado	1.097.220
Transferencias corrientes al sector privado	1.097.220
Directas a personas	1.097.220
Pensiones y otros beneficios asociados	214.884
Jubilaciones y otros beneficios asociados	882.336
TOTAL GASTOS	**101.240.194**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126497	Incrementar el Servicio de Educación Inicial	Estudiante	1.214	1.273	2.487		91.083.648			91.083.648
TOTAL							**91.083.648**			**91.083.648**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		8.595.373			8.595.373
02	Gestión administrativa	200.000	63.953			263.953
03	Previsión y protección social		1.097.220			1.097.220
TOTAL		**200.000**	**9.956.546**			**10.156.546**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**70**	**12**	**14**	**96**	**3.458.037**		**3.458.037**
Alto Nivel y de Dirección			1	1	47.079		47.079
Directivo			4	4	136.052		136.052
Profesional y Técnico	15	2	3	20	680.261		680.261
Personal Administrativo	4	1	1	6	217.684		217.684
Personal Docente	43		5	48	1.687.048		1.687.048
Obrero	8	9		17	689.913		689.913
Personal Fijo a Tiempo Parcial	**1**			**1**	**38.262**		**38.262**
Personal Docente	1			1	38.262		38.262
Personal Contratado	**646**	**58**		**704**	**26.936.880**		**26.936.880**
Directivo	6			6	269.369		269.369
Profesional y Técnico	80	2		82	3.232.426		3.232.426
Personal Administrativo	135	56		191	7.272.958		7.272.958
Personal Docente	425			425	16.162.127		16.162.127
TOTAL	**717**	**70**	**14**	**801**	**30.433.179**		**30.433.179**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**9**	**1**	**10**	**882.336**
Empleados	3		3	264.701
Docentes	3		3	264.701
Obreros	3	1	4	352.934
Pensionados	**2**	**1**	**3**	**214.884**
Empleados	2		2	143.256
Obreros		1	1	71.628
TOTAL	**11**	**2**	**13**	**1.097.220**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	96.267.047
4.02	Materiales, suministros y mercancías	2.398.928
4.03	Servicios no personales	1.276.999
4.07	Transferencias y donaciones	1.097.220
4.08	Otros gastos	200.000
	TOTAL	**101.240.194**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**101.040.194**
INGRESOS CORRIENTES ORDINARIOS	101.040.194
TRANSFERENCIAS CORRIENTES	101.040.194
Transferencias corrientes del sector público	101.040.194
Transferencias corrientes internas recibidas del sector público	101.040.194
De la República	101.040.194
Ministerio del Poder Popular de Petróleo y Minería	101.040.194
Recursos Ordinarios	101.040.194
1.2 GASTOS CORRIENTES	**101.240.194**
GASTOS DE CONSUMO	100.142.974
Remuneraciones	96.267.047
Sueldos, salarios y otras retribuciones	30.548.259
Beneficios y complementos de sueldos y salarios	47.837.071
Aportes patronales	5.142.246
Prestaciones sociales y otras indemnizaciones	4.667.762
Asistencia socioeconómica	8.071.709
Compra de bienes y servicios	3.183.785
Bienes de consumo	2.398.928
Servicios no personales	784.857
Impuestos indirectos	492.142
Depreciación y amortización	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.097.220
Al sector privado	1.097.220
Transferencias corrientes al sector privado	1.097.220
Directas a personas	1.097.220
Pensiones y otros beneficios asociados	214.884
Jubilaciones y otros beneficios asociados	882.336
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(200.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	**0**
2.1 INGRESOS DE CAPITAL	**0**
RECURSOS PROPIOS DE CAPITAL	0
Desahorro en cuenta corriente	(200.000)
Incremento de la depreciación y amortización acumuladas	200.000
2.2 GASTOS DE CAPITAL	**0**
INVERSIÓN REAL DIRECTA	0
Formación bruta de capital fijo	0
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0361

Fundación Oro Negro

FUNDACIÓN ORO NEGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Oro Negro tiene como objetivo organizar y ejecutar programas sociales, culturales, de otorgamiento de créditos hipotecarios para vivienda, recreativos y deportivos que contribuyan a elevar la calidad de vida de los empleados y empleadas, obreros y obreras del Ministerio del Poder Popular de Petróleo y Minería y de sus entes adscritos.

Por otra parte, la Fundación brindará ayuda socioeconómica, principalmente en materia de salud, a la comunidad organizada, casos particulares y a entes públicos y privados en el marco del establecimiento de la disminución de la brecha e inequidad en salud; se contribuirá mediante el otorgamiento de créditos hipotecarios a fin de facilitar el acceso a una vivienda digna y a los servicios urbanos a trabajadores fijos, empleados, obreros, jubilados y pensionados por invalidez de este Despacho y sus entes adscritos.

La Fundación Oro Negro, para alcanzar tales objetivos contará con un aporte presupuestario asignado por el Ministerio del Poder Popular de Petróleo y Minería por el orden de Bs. 34.339.195, Transferencia de la República a través del Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno (Misión Barrio Adentro Deportivo) por Bs. 57.966.290, transferencia de Petróleos de Venezuela, S.A. (Pdvsa) de Bs. 10.829.658, ingresos de la propiedad (intereses) Bs. 3.604.500, otros ingresos por la cantidad de Bs. 12.000.000, ingresos de capital Bs. 60.000, y disminución de bancos por Bs. 64.269.969, con lo cual, los recursos para el ejercicio fiscal del año 2014 de la Fundación ascienden a Bs. 183.069.612.

Esta Fundación orientará sus gastos hacia el desarrollo de los siguientes proyectos:

- Misión Barrio Adentro Deportivo a nivel nacional en el año 2015, integrando un total de 5.897.856 participantes, de los cuales 2.841.680 corresponden al género femenino y 3.056.176 al masculino.
- Ayudas socioeconómicas dirigidas a ciudadanos y ciudadanas de escasos recursos en materia salud a nivel nacional en el año 2015.
- Plan vivienda del Ministerio del Poder Popular de Petróleo y Minería y sus entes adscritos a nivel Nacional en el año 2015.
- Promoción de las manifestaciones y tradiciones venezolanas y latinoamericanas, en el año 2015.
- Plan vacacional interinstitucional para los hijos e hijas de los trabajadores y su grupo familiar, para el año 2015.

El total de egresos previstos por la Fundación para el funcionamiento y operación para el año 2015, es de Bs. 162.719.612, de los cuales se destinarán a cubrir el gasto de personal Bs. 34.009.454, con lo cual cubrirá la plantilla de personal de 108 trabajadores, materiales, suministros y mercancías Bs. 2.417.985, necesarios para el normal funcionamiento; servicios no personales por Bs. 3.435.717, Activos reales Bs. 600.000, Transferencias y donaciones por un monto de Bs.122.796.456, Bs. 60.000 para otros gastos y disminución de pasivos por Bs. 750.000.

Del monto total del presupuesto de gastos, el 90,87% es decir, Bs. 166.394.186 estarán dirigidos a los proyectos y el restante 9,11% Bs. 16.675.426 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**106.739.643**
INGRESOS CORRIENTES ORDINARIOS	106.739.643
INGRESOS DE LA PROPIEDAD	3.604.500
Intereses	3.604.500
Intereses internos	3.604.500
Intereses por préstamos	3.600.000
Intereses por depósitos	4.500
TRANSFERENCIAS CORRIENTES	103.135.143
Transferencias corrientes del sector público	103.135.143
Transferencias corrientes internas recibidas del sector público	103.135.143
De la República	92.305.485
De los entes descentralizados con fines empresariales petroleros	10.829.658
INGRESOS DE CAPITAL	**12.060.000**
RECURSOS PROPIOS DE CAPITAL	60.000
Incremento de la depreciación y amortización acumuladas	60.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.000.000
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	12.000.000
Al sector privado	12.000.000
FUENTES DE FINANCIAMIENTO	**64.269.969**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	64.269.969
Disminución de otros activos financieros	64.269.969
Disminución de disponibilidades	64.269.969
Disminución de bancos	64.269.969
TOTAL RECURSOS	**183.069.612**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**162.719.612**
GASTOS DE CONSUMO	39.923.156
Remuneraciones	34.009.454
Sueldos, salarios y otras retribuciones	17.947.886
Beneficios y complementos de sueldos y salarios	6.374.004
Aportes patronales	1.985.124
Prestaciones sociales y otras indemnizaciones	5.578.848
Asistencia socioeconómica	2.123.592
Compra de bienes y servicios	5.069.543
Bienes de consumo	2.417.985
Servicios no personales	2.651.558
Impuestos indirectos	784.159
Depreciación y amortización	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	122.796.456
Al sector privado	122.796.456
Transferencias corrientes al sector privado	635.749
Directas a personas	635.749
Pensiones y otros beneficios asociados	232.318
Jubilaciones y otros beneficios asociados	403.431
Donaciones corrientes al sector privado	122.160.707
Donaciones a personas	122.160.707
GASTOS DE CAPITAL	**19.600.000**
INVERSIÓN REAL DIRECTA	600.000
Formación bruta de capital fijo	400.000
Maquinaria, equipos y otros bienes muebles	400.000
Bienes intangibles	200.000
INVERSIÓN FINANCIERA	19.000.000
Concesión de préstamos a largo plazo	19.000.000
Al sector privado	19.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**750.000**
DISMINUCIÓN DE PASIVOS	750.000
Disminución de cuentas y efectos por pagar	750.000
Disminución de cuentas y efectos por pagar a corto plazo	750.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	750.000
TOTAL GASTOS	**183.069.612**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126129	Misión Barrio Adentro Deportivo a nivel nacional en el año 2015.	Participante	2.841.680	3.056.176	5.897.856	62.400.000	57.966.290			120.366.290
126130	Ayudas socioeconómicas dirigidas a ciudadanos y ciudadanas de escasos recursos en materia salud a nivel nacional en el año 2015	Atención			120		5.044.731			5.044.731
126131	Plan Vivienda del MPPPM y sus entes adscritos a nivel Nacional en el año 2015	Crédito			55	15.660.000			8.671.770	24.331.770
126139	Promoción de las manifestaciones y tradiciones venezolanas y latinoamericanas, en el año 2015	Evento			2		7.921.208			7.921.208
126140	Plan Vacacional Interinstitucional para los hijos y familiares de los trabajadores del ministerio, para el año 2015.	Participante	2.180	2.427	4.607		8.730.187			8.730.187
	TOTAL					78.060.000	79.662.416		8.671.770	166.394.186

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	164.395	12.132.161		2.116.392	14.412.948
02	Gestión administrativa	1.160.596	466.133			1.626.729
03	Previsión y protección social	549.478	44.775		41.496	635.749
	TOTAL	**1.874.469**	**12.643.069**		**2.157.888**	**16.675.426**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**35**	**22**	**10**	**67**	**7.660.092**	**2.628.324**	**10.288.416**
Alto Nivel y de Dirección	2	2		4	304.800	221.388	526.188
Profesional y Técnico	28	7	9	44	5.364.218	1.618.869	6.983.087
Personal Administrativo	5	13	1	19	1.991.074	788.067	2.779.141
Personal Contratado	**21**	**20**		**41**	**5.001.264**		**5.001.264**
Profesional y Técnico	10	7		17	3.027.427		3.027.427
Personal Administrativo	11	13		24	1.973.837		1.973.837
TOTAL	56	42	10	108	12.661.356	2.628.324	15.289.680

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**403.431**
Empleados		1	1	403.431
Pensionados		**1**	**1**	**232.318**
Empleados		1	1	232.318
TOTAL		2	2	635.749

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	34.009.454
4.02	Materiales, suministros y mercancías	2.417.985
4.03	Servicios no personales	3.435.717
4.04	Activos reales	600.000
4.05	Activos financieros	19.000.000
4.07	Transferencias y donaciones	122.796.456
4.08	Otros gastos	60.000
4.11	Disminución de pasivos	750.000
	TOTAL	**183.069.612**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**106.739.643**
INGRESOS CORRIENTES ORDINARIO	106.739.643
INGRESOS DE LA PROPIEDAD	3.604.500
Intereses	3.604.500
Intereses internos	3.604.500
Intereses por préstamos	3.600.000
Intereses por depósitos	4.500
TRANSFERENCIAS CORRIENTES	103.135.143
Transferencias corrientes del sector público	103.135.143
Transferencias corrientes internas recibidas del sector público	103.135.143
De la República	92.305.485
Ministerio del Poder Popular de Petróleo y Minería	34.339.195
– Recursos Ordinarios	34.339.195
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	57.966.290
– Recursos Ordinarios	57.966.290
De los entes descentralizados con fines empresariales petroleros	10.829.658
Petróleos de Venezuela, S.A. (Pdvsa)	10.829.658
1.2 GASTOS CORRIENTES	**162.719.612**
GASTOS DE CONSUMO	39.923.156
Remuneraciones	34.009.454
Sueldos, salarios y otras retribuciones	17.947.886
Beneficios y complementos de sueldos y salarios	6.374.004
Aportes patronales	1.985.124
Prestaciones sociales y otras indemnizaciones	5.578.848
Asistencia socioeconómica	2.123.592
Compra de bienes y servicios	5.069.543
Bienes de consumo	2.417.985
Servicios no personales	2.651.558

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Impuestos indirectos	784.159
Depreciación y amortización	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	122.796.456
Al sector privado	122.796.456
Transferencias corrientes al sector privado	635.749
Directas a personas	635.749
Pensiones y otros beneficios asociados	232.318
Jubilaciones y otros beneficios asociados	403.431
Donaciones corrientes al sector privado	122.160.707
Donaciones a personas	122.160.707
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(55.979.969)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(43.919.969)**
RECURSOS PROPIOS DE CAPITAL	(55.979.969)
Desahorro en cuenta corriente	(55.979.969)
Incremento de la depreciación y amortización acumuladas	60.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.000.000
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	12.000.000
Al sector privado	12.000.000
2.2 GASTOS DE CAPITAL	**19.600.000**
INVERSIÓN REAL DIRECTA	600.000
Formación bruta de capital fijo	400.000
Maquinaria, equipos y otros bienes muebles	400.000
Bienes intangibles	200.000
INVERSIÓN FINANCIERA	19.000.000
Concesión de préstamos a largo plazo	19.000.000
Al sector privado	19.000.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(63.519.969)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**64.269.969**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	64.269.969
Disminución de otros activos financieros	64.269.969
Disminución de disponibilidades	64.269.969
Disminución de bancos	64.269.969
3.2 APLICACIONES FINANCIERAS	**64.269.969**
DISMINUCIÓN DE PASIVOS	750.000
Disminución de cuentas y efectos por pagar	750.000
Disminución de cuentas y efectos por pagar a corto plazo	750.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	750.000
DÉFICIT FINANCIERO	63.519.969

A0418

Fundación Misión Ribas

FUNDACIÓN MISIÓN RIBAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Ribas es una Institución sin fines de lucro, creada mediante Decreto Nº 3.048 de fecha 10 de agosto de 2004, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.999 de fecha 11/08/2004, adscrito al Ministerio del Poder Popular de Petróleo y Minería, cuya función es elevar el nivel educativo de la población venezolana comprometida con el principio de justicia social, consagrada en la Constitución de la República Bolivariana de Venezuela.

La Fundación Misión Ribas, para el año 2015 orientará su gestión a continuar con los tres proyectos en proceso de ejecución:

- Misión Ribas 2015, destinados a proporcionar a los ciudadanos y ciudadanas que no han culminado el bachillerato, la oportunidad de ingresar a un sistema educativo no excluyente y de calidad que les facilite la incorporación al aparato productivo, capacitación de coordinadores y facilitadores en política educativa.
- Misión Ribas Técnica 2015, programa para proporcionar a los vencedores (as) la oportunidad de cursar carreras cortas, graduándolos de técnicos medios en las diversas áreas asociadas a los planes de desarrollo de la nación.
- Misión Ribas Productivo 2015, programa destinado a promocionar y crear Empresas de Producción Social conformadas por vencedores(as) y brigadistas en todo el territorio nacional.

La Fundación Misión Ribas para el ejercicio económico financiero 2015 estima obtener recursos provenientes de Petróleos de Venezuela, S.A. (Pdvsa) por un monto Bs. 4.559.404.648, intereses bancarios Bs. 35.000.000 e incremento de la depreciación y amortización acumuladas por Bs. 3.850.000, para un total del presupuesto de Bs. 4.598.254.648.

En este sentido, el Presupuesto de Gastos de la Fundación Misión Ribas para el ejercicio fiscal 2015, se estima en la cantidad de Bs. 4.598.254.648.

En Gastos de Personal, se estiman en Bs. 30.342.384 con el fin de cubrir la plantilla del personal de 500 trabajadores, que requiere el Organismo para su funcionamiento.

En las partidas de materiales, suministros y mercancías por Bs. 1.975.921.396 y Servicios no personales por Bs. 743.947.360, se establecieron los montos necesarios para cubrir los gastos derivados de la adquisición de materiales para construcción de viviendas del plan "La Gran Misión Vivienda Venezuela", servicios de transporte, logística de los eventos, (graduaciones, encuentros de coordinación), dotación de uniformes, zapatos e implementos de seguridad industrial para los brigadistas de construcción y demás gastos para el normal funcionamiento de la Institución. Por otra parte, los activos reales se estiman en Bs. 71.500.000.

Con relación a la partida Transferencias, se prevén recursos por Bs. 1.772.693.508 requeridos para otorgar becas e incentivos para la atención de vencedores y vencedoras, coordinadores, facilitadores, asesores integrales y brigadistas, y por concepto de Depreciación y Amortización Bs. 3.850.000.

Estas brigadas van a contribuir y apoyar a la "Gran Misión Vivienda Venezuela", en las actividades de construcción de viviendas dignas para el pueblo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.594.404.648**
INGRESOS CORRIENTES ORDINARIOS	4.594.404.648
INGRESOS DE LA PROPIEDAD	35.000.000
Intereses	35.000.000
Intereses internos	35.000.000
Intereses por depósitos	35.000.000
TRANSFERENCIAS CORRIENTES	4.559.404.648
Transferencias corrientes del sector público	4.559.404.648
Transferencias corrientes internas recibidas del sector público	4.559.404.648
De los entes descentralizados con fines empresariales petroleros	4.559.404.648
Petróleos de Venezuela, S.A. (Pdvsa)	4.559.404.648
INGRESOS DE CAPITAL	**3.850.000**
RECURSOS PROPIOS DE CAPITAL	3.850.000
Incremento de la depreciación y amortización acumuladas	3.850.000
TOTAL RECURSOS	**4.598.254.648**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.526.754.648**
GASTOS DE CONSUMO	2.753.551.140
Remuneraciones	30.342.384
Sueldos, salarios y otras retribuciones	30.342.384
Compra de bienes y servicios	2.680.703.530
Bienes de consumo	1.975.921.396
Servicios no personales	704.782.134
Impuestos indirectos	38.655.226
Depreciación y amortización	3.850.000
GASTOS DE LA PROPIEDAD	510.000
Derechos sobre bienes intangibles	510.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.772.693.508
Al sector privado	1.772.693.508
Transferencias corrientes al sector privado	600.000.000
Directas a personas	600.000.000
Otras transferencias directas a personas	600.000.000
Donaciones corrientes al sector privado	1.172.693.508
Donaciones a personas	1.172.693.508
GASTOS DE CAPITAL	**71.500.000**
INVERSIÓN REAL DIRECTA	71.500.000
Formación bruta de capital fijo	71.300.000
Maquinaria, equipos y otros bienes muebles	71.300.000
Bienes intangibles	200.000
TOTAL GASTOS	**4.598.254.648**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126673	Misión Ribas 2015	Atención			650.000				4.106.643.230	4.106.643.230
126732	Misión Ribas Técnica 2015	Atención			2.500				182.393.400	182.393.400
126736	Misión Ribas Productivo 2015	Empresa de Propiedad Social			150				23.400.000	23.400.000
	TOTAL								**4.312.436.630**	**4.312.436.630**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				26.605.108	26.605.108
02	Gestión administrativa	3.850.000			255.362.910	259.212.910
	TOTAL	**3.850.000**			**281.968.018**	**285.818.018**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**229**	**271**		**500**	**24.499.903**		**24.499.903**
Directivo	5	3		8	624.748		624.748
Profesional y Técnico	163	168		331	17.132.782		17.132.782
Personal Administrativo	61	100		161	6.742.373		6.742.373
TOTAL	**229**	**271**		**500**	**24.499.903**		**24.499.903**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	30.342.384
4.02	Materiales, suministros y mercancías	1.975.921.396
4.03	Servicios no personales	743.947.360
4.04	Activos reales	71.500.000
4.07	Transferencias y donaciones	1.772.693.508
4.08	Otros gastos	3.850.000
	TOTAL	**4.598.254.648**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.594.404.648**
INGRESOS CORRIENTES ORDINARIO	4.594.404.648
INGRESOS DE LA PROPIEDAD	35.000.000
Intereses	35.000.000
Intereses internos	35.000.000
Intereses por depósitos	35.000.000
TRANSFERENCIAS CORRIENTES	4.559.404.648
Transferencias corrientes del sector público	4.559.404.648
Transferencias corrientes internas recibidas del sector público	4.559.404.648
De los entes descentralizados con fines empresariales petroleros	4.559.404.648
Petróleos de Venezuela, S.A. (Pdvsa)	4.559.404.648
1.2 GASTOS CORRIENTES	**4.526.754.648**
GASTOS DE CONSUMO	2.753.551.140
Remuneraciones	30.342.384
Sueldos, salarios y otras retribuciones	30.342.384
Compra de bienes y servicios	2.680.703.530
Bienes de consumo	1.975.921.396
Servicios no personales	704.782.134
Impuestos indirectos	38.655.226
Depreciación y amortización	3.850.000
GASTOS DE LA PROPIEDAD	510.000
Derechos sobre bienes intangibles	510.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.772.693.508
Al sector privado	1.772.693.508
Transferencias corrientes al sector privado	600.000.000
Directas a personas	600.000.000
Otras transferencias directas a personas.	600.000.000
Donaciones corrientes al sector privado	1.172.693.508
Donaciones a personas	1.172.693.508
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**67.650.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**71.500.000**
RECURSOS PROPIOS DE CAPITAL	71.500.000
Ahorro en cuenta corriente	67.650.000
Incremento de la depreciación y amortización acumuladas	3.850.000
2.2 GASTOS DE CAPITAL	**71.500.000**
INVERSIÓN REAL DIRECTA	71.500.000
Formación bruta de capital fijo	71.300.000
Maquinaria, equipos y otros bienes muebles	71.300.000
Bienes intangibles	200.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0428

Fundación Misión Piar

FUNDACIÓN MISIÓN PIAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La actividad principal de la Fundación Misión Piar, está dirigida a promover la organización de los pequeños mineros, los artesanales y las comunidades indígenas mineras, mediante la asistencia técnica necesaria a efectos de lograr su fortalecimiento; realización de talleres en diversas áreas laborales que permitan incrementar las capacidades de la población indígena minera; propiciar la realización de jornadas mediante la alianza estratégica con diversas instituciones del Estado y otras misiones sociales para optimizar y proporcionar el acceso de las comunidades mineras a los servicios básicos, con el único propósito de lograr la obtención de recursos propios, inexistentes a la fecha.

Como objetivo institucional, la Fundación se plantea "Contribuir con la diversificación socioproductiva del pequeño minero, minero artesanal y las comunidades indígenas mineras, permitiendo afianzar el crecimiento económico y social del país". Por ello, su ámbito de actuación se focaliza fundamentalmente en el Estado Bolívar a través de diez (10) núcleos de acción social, localizados a lo largo de los Municipios: Manuel Piar (Núcleo El Manteco), El Callao (Núcleo El Callao), Sifontes (Núcleos Tumeremo, Las Claritas y El Dorado), Gran Sabana (Núcleos Santa Elena de Uairén e Ikabarú), Angostura (Núcleo La Paragua) y Cedeño (Núcleos Guaniamo y Caicara del Orinoco). Adicionalmente, la Misión Piar tiene presencia en el Estado Táchira con un núcleo de acción social en la población de Lobatera, localidad donde se concentran importantes explotaciones mineras carboníferas.

Para el Ejercicio Fiscal 2015, la Fundación Misión Piar programa un presupuesto por Bs. 21.628.928, el cual será financiado en su totalidad con aportes del Ejecutivo Nacional, mediante aporte presupuestario asignado por el Ministerio del Poder Popular de Petróleo y Minería por el orden de Bs. 17.247.642, y del Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno por Bs. 4.381.286.

El total de egresos previstos es de Bs. 21.628.928, de los cuales se destinarán a cubrir el gasto de personal Bs. 15.380.638, para cubrir la plantilla de personal de 108 trabajadores y trabajadoras, materiales, suministros y mercancías Bs. 1.250.000, necesarios para el normal funcionamiento de la Misión; servicios no personales por Bs. 3.299.574, activos reales Bs. 834.000, transferencias y donaciones corrientes Bs. 714.716 y por disminución de pasivos Bs. 150.000.

Para el financiamiento de sus proyectos la Misión Piar, estima ejecutar el proyecto Fortalecimiento Institucional de la Fundación Misión Piar, para el cual destinará Bs. 12.368.814 (57,19%) y para las Acciones Centralizadas del ente se estima Bs. 9.260.114 (42,81%).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**21.628.928**
INGRESOS CORRIENTES ORDINARIOS	21.628.928
TRANSFERENCIAS CORRIENTES	21.628.928
Transferencias corrientes del sector público	21.628.928
Transferencias corrientes internas recibidas del sector público	21.628.928
De la República	21.628.928
TOTAL RECURSOS	**21.628.928**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**20.644.928**
GASTOS DE CONSUMO	19.930.212
Remuneraciones	15.380.638
Sueldos, salarios y otras retribuciones	5.941.222
Beneficios y complementos de sueldos y salarios	1.802.496
Aportes patronales	896.150
Prestaciones sociales y otras indemnizaciones	1.131.545
Asistencia socioeconómica	5.609.225
Compra de bienes y servicios	4.362.366
Bienes de consumo	1.250.000
Servicios no personales	3.112.366
Impuestos indirectos	187.208
TRANSFERENCIAS Y DONACIONES CORRIENTES	714.716
Al sector privado	714.716
Transferencias corrientes al sector privado	314.716
Directas a personas	314.716
Jubilaciones y otros beneficios asociados	314.716
Donaciones corrientes al sector privado	400.000
Donaciones a personas	400.000
GASTOS DE CAPITAL	**834.000**
INVERSIÓN REAL DIRECTA	834.000
Formación bruta de capital fijo	834.000
Maquinaria, equipos y otros bienes muebles	834.000
APLICACIONES FINANCIERAS	**150.000**
DISMINUCIÓN DE PASIVOS	150.000
Disminución de cuentas y efectos por pagar	150.000
Disminución de otras cuentas y efectos por pagar	150.000
Disminución de otras cuentas por pagar a corto plazo	150.000
TOTAL GASTOS	**21.628.928**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126556	Fortalecimiento Institucional de la Fundación Misión Piar	Reestructuración			1		12.368.814			12.368.814
	TOTAL						**12.368.814**			**12.368.814**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		8.795.398			8.795.398
02	Gestión administrativa		150.000			150.000
03	Previsión y protección social		314.716			314.716
	TOTAL		**9.260.114**			**9.260.114**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**42**	**21**	**92**	**3.803.162**	**44.697**	**3.847.859**
Alto Nivel y de Dirección		1		1	206.268		206.268
Directivo	2	4		6	796.000		796.000
Profesional y Técnico	15	27	20	62	1.121.940		1.121.940
Personal Administrativo	10	8		18	1.383.058	40.598	1.423.656
Obrero	2	2	1	5	295.896	4.099	299.995
Personal Contratado	**3**	**13**		**16**	**1.351.265**		**1.351.265**
Profesional y Técnico	3	13		16	1.351.265		1.351.265
TOTAL	**32**	**55**	**21**	**108**	**5.154.427**	**44.697**	**5.199.124**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**4**	**5**	**314.716**
Empleados	1	4	5	314.716
TOTAL	1	4	**5**	**314.716**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	15.380.638
4.02	Materiales, suministros y mercancías	1.250.000
4.03	Servicios no personales	3.299.574
4.04	Activos reales	834.000
4.07	Transferencias y donaciones	714.716
4.11	Disminución de pasivos	150.000
	TOTAL	**21.628.928**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**21.628.928**
INGRESOS CORRIENTES ORDINARIOS	21.628.928
TRANSFERENCIAS CORRIENTES	21.628.928
Transferencias corrientes del sector público	21.628.928
Transferencias corrientes internas recibidas del sector público	21.628.928
De la República	21.628.928
Ministerio del Poder Popular para el Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	4.381.286
– Recursos Ordinarios	4.381.286
Ministerio del Poder Popular de Petróleo y Minería	17.247.642
– Recursos Ordinarios	17.247.642
1.2 GASTOS CORRIENTES	**20.644.928**
GASTOS DE CONSUMO	19.930.212
Remuneraciones	15.380.638
Sueldos, salarios y otras retribuciones	5.941.222
Beneficios y complementos de sueldos y salarios	1.802.496
Aportes patronales	896.150
Prestaciones sociales y otras indemnizaciones	1.131.545
Asistencia socioeconómica	5.609.225
Compra de bienes y servicios	4.362.366
Bienes de consumo	1.250.000
Servicios no personales	3.112.366
Impuestos indirectos	187.208
TRANSFERENCIAS Y DONACIONES CORRIENTES	714.716
Al sector privado	714.716
Transferencias corrientes al sector privado	314.716
Directas a personas	314.716
Jubilaciones y otros beneficios asociados	314.716

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	400.000
Donaciones a personas	400.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**984.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**984.000**
RECURSOS PROPIOS DE CAPITAL	984.000
Ahorro en cuenta corriente	984.000
2.2 GASTOS DE CAPITAL	**834.000**
INVERSIÓN REAL DIRECTA	834.000
Formación bruta de capital fijo	834.000
Maquinaria, equipos y otros bienes muebles	834.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**150.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**150.000**
SUPERÁVIT FINANCIERO	150.000
3.2 APLICACIONES FINANCIERAS	**150.000**
INVERSIÓN FINANCIERA	
Incremento de otros activos financieros	
DISMINUCIÓN DE PASIVOS	150.000
Disminución de cuentas y efectos por pagar	150.000
Disminución de otras cuentas y efectos por pagar	150.000
Disminución de otras cuentas por pagar a corto plazo	150.000

A0489

Fundación Fondo Nacional para la Producción Lechera

FUNDACIÓN FONDO NACIONAL PARA LA PRODUCCIÓN LECHERA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Fondo Nacional para la Producción Lechera (Fonaprole), tiene como objetivo lograr la estabilidad operativa y la consolidación de los proyectos dirigidos al Desarrollo Social y Tecnológico del Sector Lácteo, especialmente de los sectores más vulnerables. Para cumplir con ello, se requiere de la disponibilidad de los recursos suficientes y oportunos manejados con eficiencia y criterios de austeridad, atendiendo a las nuevas realidades y en busca del afianzamiento del nuevo Modelo de Producción Socialista.

La gestión de Fonaprole estará orientada, como lo enmarca su objetivo de creación, en la prestación de servicio financiero, no financiero y acompañamiento integral para lograr la superación de las debilidades del sector lácteo en materia de nutrición, mejoramiento genético y reproductivo, sanidad del rebaño lechero, cadena de frío e infraestructura productiva, mediante la estructuración de un nuevo sistema de manejo, la formación integral de los productores, trabajadores y técnicos y la transferencia tecnológica enmarcado en estrategias de los entes del Estado y la participación activa del poder comunal, para promover la plena seguridad y soberanía láctea.

Las fuentes y recursos financieros previstos para el ejercicio económico financiero 2015, están conformadas por Bs. 317.379.291, provenientes de ingresos de la propiedad por Bs. 331.396, ingresos de capital Bs. 3.229.724, derivados de la depreciación y amortización acumuladas por Bs. 2.200.000 y disminución de la inversión financiera Bs. 1.029.724 y las fuentes financieras alcanzan Bs. 313.818.171.

Fonaprole estima un monto de Presupuesto para el ejercicio 2015 de Bs. 317.379.291, destinando al proyecto "Fortalecimiento y Transformación de la Producción del Circuito Lácteo" Bs. 241.621.479 (76,13%) y para las acciones centralizadas, Bs. 75.997.025 (23,87%). Además estima cubrir una plantilla de 189 trabajadores y trabajadoras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**331.396**
INGRESOS CORRIENTES ORDINARIOS	331.396
INGRESOS DE LA PROPIEDAD	331.396
Intereses	331.396
Intereses internos	331.396
Intereses por préstamos	30.892
Intereses por depósitos	300.504
INGRESOS DE CAPITAL	**3.229.724**
RECURSOS PROPIOS DE CAPITAL	2.200.000
Incremento de la depreciación y amortización acumuladas	2.200.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.029.724
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	1.029.724
Al sector privado	1.029.724
FUENTES DE FINANCIAMIENTO	**313.818.171**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	313.818.171
Disminución de otros activos financieros	313.818.171
Disminución de fondos en avance, en anticipo y en fideicomiso	5.300.000
Disminución de fondos en fideicomiso	5.300.000
Disminución de otros activos financieros circulantes	308.518.171
TOTAL RECURSOS	**317.379.291**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**195.980.138**
GASTOS DE CONSUMO	195.980.138
Remuneraciones	41.188.774
Sueldos, salarios y otras retribuciones	20.602.454
Beneficios y complementos de sueldos y salarios	4.041.280
Aportes patronales	1.962.800
Prestaciones sociales y otras indemnizaciones	2.772.000
Asistencia socioeconómica	10.410.240
Otros gastos de personal	1.400.000
Compra de bienes y servicios	129.832.953
Bienes de consumo	112.163.545
Servicios no personales	17.669.408
Impuestos indirectos	22.758.411
Depreciación y amortización	2.200.000
GASTOS DE CAPITAL	**105.619.228**
INVERSIÓN REAL DIRECTA	18.019.228
Formación bruta de capital fijo	18.019.228
Maquinaria, equipos y otros bienes muebles	18.019.228
INVERSIÓN FINANCIERA	87.600.000
Concesión de préstamos a largo plazo	87.600.000
Al sector privado	87.600.000
APLICACIONES FINANCIERAS	**15.779.925**
INVERSIÓN FINANCIERA	15.779.925
Incremento de otros activos financieros	15.399.138
Incremento de disponibilidades	1.159.925
Incremento de bancos	1.159.925
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	14.000.000
Incremento de fondos en fideicomiso	14.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
DISMINUCIÓN DE PASIVOS	620.000
Disminución de cuentas y efectos por pagar	560.000
Disminución de cuentas y efectos por pagar a corto plazo	560.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	5.000
Disminución de otros aportes patronales por pagar	35.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000
Disminución de otros pasivos	60.000
Disminución de otros pasivos a corto plazo	60.000
TOTAL GASTOS	**317.379.291**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126209	Fortalecimiento y Transformación del Circuito Lácteo	Litro			36.000	241.621.479				241.621.479
TOTAL						**241.621.479**				**241.621.479**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	32.575.874				32.575.874
02	Gestión administrativa	43.181.938				43.181.938
TOTAL		**75.757.812**				**75.757.812**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**79**	**70**		**149**	**11.457.065**		**11.457.065**
Directivo		1		1	295.212		295.212
Profesional y Técnico	77	66		143	10.916.050		10.916.050
Personal Administrativo	2	3		5	245.803		245.803
Personal Contratado	**19**	**21**		**40**	**3.587.200**		**3.587.200**
Profesional y Técnico	15	15		30	3.107.200		3.107.200
Personal Administrativo	4	6		10	480.000		480.000
TOTAL	**98**	**91**		**189**	**15.044.265**		**15.044.265**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	41.188.774
4.02	Materiales, suministros y mercancías	112.163.545
4.03	Servicios no personales	40.427.819
4.04	Activos reales	18.019.228
4.05	Activos financieros	102.759.925
4.08	Otros gastos	2.200.000
4.11	Disminución de pasivos	620.000
	TOTAL	**317.379.291**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**331.396**
INGRESOS CORRIENTES ORDINARIOS	331.396
INGRESOS DE LA PROPIEDAD	331.396
Intereses	331.396
Intereses internos	331.396
Intereses por préstamos	30.892
Intereses por depósitos	300.504
1.2 GASTOS CORRIENTES	**195.980.138**
GASTOS DE CONSUMO	195.980.138
Remuneraciones	41.188.774
Sueldos, salarios y otras retribuciones	20.602.454
Beneficios y complementos de sueldos y salarios	4.041.280
Aportes patronales	1.962.800
Prestaciones sociales y otras indemnizaciones	2.772.000
Asistencia socioeconómica	10.410.240
Otros gastos de personal	1.400.000
Compra de bienes y servicios	129.832.953
Bienes de consumo	112.163.545
Servicios no personales	17.669.408
Impuestos indirectos	22.758.411
Depreciación y amortización	2.200.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(195.648.742)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(192.419.018)**
RECURSOS PROPIOS DE CAPITAL	(193.448.742)
Desahorro en cuenta corriente	(195.648.742)
Incremento de la depreciación y amortización acumuladas	2.200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.029.724
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	1.029.724
Al sector privado	1.029.724
2.2 GASTOS DE CAPITAL	**105.619.228**
INVERSIÓN REAL DIRECTA	18.019.228
Formación bruta de capital fijo	18.019.228
Maquinaria, equipos y otros bienes muebles	18.019.228
INVERSIÓN FINANCIERA	87.600.000
Concesión de préstamos a largo plazo	87.600.000
Al sector privado	87.600.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(298.038.246)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**313.818.171**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	313.818.171
Disminución de otros activos financieros	313.818.171
Disminución de fondos en avance, en anticipo y en fideicomiso	5.300.000
Disminución de fondos en fideicomiso	5.300.000
Disminución de otros activos financieros circulantes	308.518.171
3.2 APLICACIONES FINANCIERAS	**313.818.171**
INVERSIÓN FINANCIERA	15.159.925
Incremento de otros activos financieros	15.159.925
Incremento de disponibilidades	1.159.925
Incremento de bancos	1.159.925
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	14.000.000
Incremento de fondos en fideicomiso	14.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
DISMINUCIÓN DE PASIVOS	620.000
Disminución de cuentas y efectos por pagar	560.000
Disminución de cuentas y efectos por pagar a corto plazo	560.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	5.000
Disminución de otros aportes patronales por pagar	35.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000
Disminución de otros pasivos	60.000
Disminución de otros pasivos a corto plazo	60.000
DÉFICIT FINANCIERO	298.038.246

A0661

Instituto Nacional de Canalizaciones (INC)

INSTITUTO NACIONAL DE CANALIZACIONES (INC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Canalizaciones (INC), fue creado el 27 de junio de 1.952, según la Ley de Creación del Instituto Nacional de Canalizaciones. Su finalidad básica, en ese entonces, era velar por la administración, financiamiento, mantenimiento, estudio, construcción, mejoras e inspección de todos los canales de navegación marítimos, lacustres y fluviales, existentes en Venezuela. Su foco de atención, desde su fundación, se centra básicamente en el canal del Lago de Maracaibo, vía de entrada y salida de más del 80% de la producción petrolera venezolana; como en el del río Orinoco, canal que permite la salida del material que es producido y exportado por las empresas básicas que conforman a la Corporación Venezolana de Guayana (CVG), contribuyendo de esta manera a la fluidez del intercambio comercial, en el ámbito nacional e internacional.

En el año 2008, surgió un cambio, cuando se promulgó la nueva Ley de Canalización y Mantenimiento de las Vías de Navegación, permitiendo a nuestra Organización integrar y actualizar sus normas para el mejor desarrollo de las actividades que competen a los canales de navegación, en estrecha relación con las demás actividades conexas, haciendo que el Instituto Nacional de Canalizaciones, participe de manera directa en el desarrollo regional donde tiene inherencia. Igualmente, permite de manera directa el desarrollo de objetivos y competencias tanto del órgano rector, para ese momento Ministerio del Poder Popular para las Obras Públicas y Vivienda como del ente de gestión (Instituto Nacional de Canalizaciones).

El Instituto Nacional de Canalizaciones, se vincula a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, con el objetivo nacional en cuanto a profundizar el desarrollo de la nueva geopolítica nacional y el objetivo estratégico Integrar el territorio nacional, mediante los corredores multimodales de infraestructura: transporte terrestre, ferroviario, aéreo, fluvial, energía eléctrica, gas, petróleo, agua y telecomunicaciones para fortalecer la presencia del Estado en las zonas fronterizas. Asimismo, contempla la articulación en las fachadas de integración caribeña, andina y amazónica, con el fin de contribuir a reforzar la independencia y soberanía nacional; estructurando sus planes institucionales hacia la prioridad de competencia dadas por Ley al Instituto Nacional de Canalizaciones, desarrollando proyectos de mantenimiento, inversión e investigación, para el logro de la misión.

Los proyectos a desarrollar para el logro de sus objetivos son:

- Uso de la producción de sedimentos resultantes de la actividad de dragado en el Canal Interior del Río Orinoco
- Diseño de un Plan de Formación de competencias técnicas para el personal adscrito a las áreas operativas del INC.
- Optimización del uso de los Canales de Navegación y Estudios de nuevas vías acuáticas con criterios de desarrollo sustentable.
- Fortalecimiento de la Gestión Institucional.
- Renovación de las unidades flotantes del INC.
- Implantación y mantenimiento de gestión de la seguridad acuática del INC bajo el código IGS.
- Consolidación de la infraestructura física y tecnológica del Instituto Nacional de Canalizaciones.

El financiamiento del INC provendrá de: Ingresos por tasas Bs. 764.123.198, venta de servicios Bs. 262.964.404, ingresos financieros y otros ingresos Bs. 12.168.333, activos financieros Bs. 479.650.430 y por depreciación acumulada Bs. 8.018.301.

El presupuesto del instituto alcanzará la cifra de Bs. 1.526.924.666, de los cuales se destinarán a gastos corrientes Bs. 1.478.792.565, destacando el gasto de personal con Bs. 701.579.022 para cubrir una plantilla de 1.689 trabajadores, la inversión real se sitúa en Bs. 41.895.900 y a las aplicaciones financieras Bs. 6.236.201.

Del total del presupuesto se aplicarán Bs. 323.217.434 a la ejecución de proyectos, es decir, 21,17% y a las acciones centralizadas Bs. 1.203.707.232, equivalentes al 78,83%.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.039.255.935**
INGRESOS CORRIENTES ORDINARIOS	1.039.255.935
INGRESOS NO TRIBUTARIOS	1.027.087.602
Tasas	764.123.198
Ingresos por aportes y contribuciones a la seguridad social	262.964.404
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.433.666
Venta de otros bienes y servicios	2.433.666
INGRESOS DE LA PROPIEDAD	9.734.667
Intereses	9.734.667
Intereses internos	9.734.667
Intereses por depósitos	9.734.667
INGRESOS DE CAPITAL	**8.018.301**
RECURSOS PROPIOS DE CAPITAL	8.018.301
Incremento de la depreciación y amortización acumuladas	8.018.301
FUENTES DE FINANCIAMIENTO	**479.650.430**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	479.650.430
Disminución de otros activos financieros	479.650.430
Disminución de disponibilidades	329.400.430
Disminución de bancos	272.255.607
Disminución de inversiones temporales	57.144.823
Disminución de cuentas por cobrar a corto plazo	150.250.000
Disminución de cuentas comerciales por cobrar a corto plazo	150.250.000
TOTAL RECURSOS	**1.526.924.666**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.478.792.565**
GASTOS DE CONSUMO	1.303.176.153
Remuneraciones	701.579.022
Sueldos, salarios y otras retribuciones	208.363.807
Beneficios y complementos de sueldos y salarios	124.549.527
Aportes patronales	46.380.150
Prestaciones sociales y otras indemnizaciones	73.327.185
Asistencia socioeconómica	238.598.404
Otros gastos de personal	10.359.949
Compra de bienes y servicios	534.139.990
Bienes de consumo	89.950.146
Servicios no personales	444.189.844
Impuestos indirectos	59.438.840
Depreciación y amortización	8.018.301
GASTOS DE LA PROPIEDAD	735.000
Derechos sobre bienes intangibles	735.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	174.881.412
Al sector privado	154.598.947
Transferencias corrientes al sector privado	154.538.947
Directas a personas	154.528.147
Pensiones y otros beneficios asociados	34.828.951
Jubilaciones y otros beneficios asociados	119.692.596
Otras transferencias directas a personas	6.600
A instituciones sin fines de lucro	10.800
Donaciones corrientes al sector privado	60.000
Donaciones a personas	60.000
Al sector público	20.282.465
Transferencias corrientes al sector público	20.282.465

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
A los entes descentralizados sin fines empresariales para sus gastos	20.282.465
GASTOS DE CAPITAL	**41.895.900**
INVERSIÓN REAL DIRECTA	41.895.900
Formación bruta de capital fijo	41.895.900
Maquinaria, equipos y otros bienes muebles	41.395.900
Construcciones de bienes de dominio público	500.000
APLICACIONES FINANCIERAS	**6.236.201**
INVERSIÓN FINANCIERA	4.236.201
Incremento de otros activos financieros	4.236.201
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	4.236.201
Incremento de anticipos a proveedores	1.659.973
Incremento de anticipos a contratistas por contratos de corto plazo	2.576.228
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000
TOTAL GASTOS	**1.526.924.666**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126629	Uso de la Producción de Sedimentos Resultantes de la Actividad de Dragado en el Canal Interior del Río Orinoco	Metro Cúbico			50.000	1.314.000				1.314.000
126646	Diseño de un Plan de Formación de Competencias Técnicas para el Personal adscrito a las Áreas Operativas del INC	Plan			1	2.514.928				2.514.928
126650	Optimización del Uso de los Canales de Navegación y Estudios de Nuevas Vías Acuáticas con criterio de Desarrollo Sustentable	Metro Cúbico			39.137.470	255.340.214				255.340.214
126652	Fortalecimiento de la Gestión Institucional	Documento			7	6.894.522				6.894.522
126687	Renovación de Unidades Flotantes del INC	Mantenimiento			159	48.278.338				48.278.338
126700	Implantación y Mantenimiento de Gestión de la Seguridad Acuática del INC Bajo el Código IGS.	Sistema			1	2.509.432				2.509.432
126724	Consolidación de la Infraestructura Física y Tecnológica del Instituto Nacional de Canalizaciones	Mantenimiento			2	6.366.000				6.366.000
	TOTAL					**323.217.434**				**323.217.434**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	712.415.498				712.415.498
02	Gestión administrativa	336.752.787				336.752.787
03	Previsión y protección social	154.538.947				154.538.947
	TOTAL	**1.203.707.232**				**1.203.707.232**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**374**	**729**	**446**	**1.549**	**87.073.183**	**6.163.004**	**93.236.187**
Alto Nivel y de Dirección		1		1	22.212		22.212
Directivo	7	10	2	19	6.710.776		6.710.776
Profesional y Técnico	246	309	129	684	30.589.771	561.000	31.150.771
Personal Administrativo	108	137	115	360	22.898.281	272.000	23.170.281
Personal Médico	4	3	8	15	1.340.477	17.000	1.357.477
Obrero	9	269	192	470	25.511.666	5.313.004	30.824.670
Personal Contratado	**59**	**81**		**140**	**9.411.682**		**9.411.682**
Profesional y Técnico	42	38		80	4.959.856		4.959.856
Personal Administrativo	16	31		47	3.071.990		3.071.990
Personal Médico	1	3		4	179.836		179.836
Obrero		9		9	1.200.000		1.200.000
TOTAL	**433**	**810**	**446**	**1.689**	**96.484.865**	**6.163.004**	**102.647.869**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**60**	**480**	**540**	**119.692.596**
Empleados	55	135	190	42.119.824
Obreros	5	345	350	77.572.772
Pensionados	**144**	**24**	**168**	**32.039.969**
Empleados	88	21	109	20.765.104
Obreros	56	3	59	11.274.865
TOTAL	**204**	**504**	**708**	**151.732.565**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	701.579.022
4.02	Materiales, suministros y mercancías	89.950.146
4.03	Servicios no personales	504.363.684
4.04	Activos reales	41.895.900
4.05	Activos financieros	4.236.201
4.07	Transferencias y donaciones	174.881.412
4.08	Otros gastos	8.018.301
4.11	Disminución de pasivos	2.000.000
	TOTAL	**1.526.924.666**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.039.255.935**
INGRESOS CORRIENTES ORDINARIOS	1.039.255.935
INGRESOS NO TRIBUTARIOS	1.027.087.602
Tasas	764.123.198
Ingresos por aportes y contribuciones a la seguridad social	262.964.404
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.433.666
Venta de otros bienes y servicios	2.433.666
INGRESOS DE LA PROPIEDAD	9.734.667
Intereses	9.734.667
Intereses internos	9.734.667
Intereses por depósitos	9.734.667
1.2 GASTOS CORRIENTES	**1.478.792.565**
GASTOS DE CONSUMO	1.303.176.153
Remuneraciones	701.579.022
Sueldos, salarios y otras retribuciones	208.363.807
Beneficios y complementos de sueldos y salarios	124.549.527
Aportes patronales	46.380.150
Prestaciones sociales y otras indemnizaciones	73.327.185
Asistencia socioeconómica	238.598.404
Otros gastos de personal	10.359.949
Compra de bienes y servicios	534.139.990
Bienes de consumo	89.950.146
Servicios no personales	444.189.844
Impuestos indirectos	59.438.840
Depreciación y amortización	8.018.301
GASTOS DE LA PROPIEDAD	735.000
Derechos sobre bienes intangibles	735.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	174.881.412
Al sector privado	154.598.947

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	154.538.947
Directas a personas	154.528.147
Pensiones y otros beneficios asociados	34.828.951
Jubilaciones y otros beneficios asociados	119.692.596
Otras transferencias directas a personas	6.600
A instituciones sin fines de lucro	10.800
Donaciones corrientes al sector privado	60.000
Donaciones a personas	60.000
Al sector público	20.282.465
Transferencias corrientes al sector público	20.282.465
A los entes descentralizados sin fines empresariales para sus gastos	20.282.465
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(439.536.630)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(431.518.329)**
RECURSOS PROPIOS DE CAPITAL	(431.518.329)
Desahorro en cuenta corriente	(439.536.630)
Incremento de la depreciación y amortización acumuladas	8.018.301
2.2 GASTOS DE CAPITAL	**41.895.900**
INVERSIÓN REAL DIRECTA	41.895.900
Formación bruta de capital fijo	41.895.900
Maquinaria, equipos y otros bienes muebles	41.395.900
Construcciones de bienes de dominio público	500.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(473.414.229)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**479.650.430**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	479.650.430
Disminución de otros activos financieros	479.650.430
Disminución de disponibilidades	329.400.430
Disminución de bancos	272.255.607
Disminución de inversiones temporales	57.144.823

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de cuentas por cobrar a corto plazo	150.250.000
Disminución de cuentas comerciales por cobrar a corto plazo	150.250.000
3.2 APLICACIONES FINANCIERAS	**479.650.430**
INVERSIÓN FINANCIERA	4.236.201
Incremento de otros activos financieros	4.236.201
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	4.236.201
Incremento de anticipos a proveedores	1.659.973
Incremento de anticipos a contratistas por contratos de corto plazo	2.576.228
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000
DÉFICIT FINANCIERO	473.414.229

A0900

Ente Nacional del Gas (ENAGAS)

ENTE NACIONAL DEL GAS (ENAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ente Nacional del Gas, cuya creación fue autorizada mediante Decreto Nº 310 con Rango y Fuerza de Ley Orgánica de Hidrocarburos Gaseosos, publicada en la Gaceta Oficial Nº 36.793 del 23 de septiembre de 1999, como el instrumento del estado para promover el desarrollo y la competencia en el sector gas, conectando al sector productor de gas con los sectores consumidores, velando por los derechos de los usuarios, bajo normas y reglas definidas, que incentiven el desarrollo y los negocios del gas, en un ambiente de confianza, seguridad y competencia.

Su principal objetivo, es promover el desarrollo del sector gasífero y la competencia en todas las fases de la industria de los hidrocarburos gaseosos relacionadas con las actividades de transporte, distribución, así como coadyuvar en la coordinación y salvaguarda de dichas actividades.

El Ente Nacional del Gas asume las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en este sentido, promoverá la diversificación del mercado energético en donde el gas ocupa el primer renglón como fuente de energía primaria.

Para Enagas, es prioritario el desarrollo de las reservas de gas asegurando la cobertura de los costos sociales asociados, fundamentado en el eficiente uso de la energía, asegurando el suministro energético a la nación, al menor costo posible para los usuarios, bajo condiciones económicas razonables para los agentes y no discriminatorias para los consumidores, bajo estándares de confiabilidad, seguridad y calidad.

El Proyecto de Presupuesto de Enagas para el año 2015, alcanza la suma de Bs. 37.892.265, de los cuales la suma de Bs. 37.556.265 proviene del Ejecutivo Nacional a través del Ministerio del Poder Popular de Petróleo y Minería, el restante Bs. 336.000 corresponde a depreciación y amortización de activos.

Enagas para el año 2015, dará continuidad a los proyectos: "Inspección, control y seguimiento de las actividades de la cadena de valor del gas natural" y, "Valoración económica bajo principios de regulación de utilidad pública, justicia y razonabilidad, de las actividades de producción, procesamiento, almacenamiento, transporte y distribución de hidrocarburos gaseosos", por la suma de Bs. 22.356.000 y Bs. 2.900.000 respectivamente, que representa el 66,7% del total de los créditos autorizados y el restante 33,4%, Bs. 12.636.265, es destinado al financiamiento de las tres (03) acciones centralizadas de apoyo a la ejecución de los citados proyectos.

El Ente Nacional del Gas, en el interés de cumplir la misión que le fue encomendada en su decreto de creación, y considerando la política restrictiva del gasto público, minimiza sus gastos de funcionamiento para el año 2015 y destina a Gastos de Personal Bs. 32.120.000 equivalentes al 84,77% del presupuesto total; Asimismo, distribuye el 15% del Presupuesto restante de la siguiente manera: Materiales, Suministros y Mercancías Bs.1.164.265 (3,07%), para adquisición de tóner y papelería básicamente, Servicios no Personales Bs. 2.472.000 (6,52%), para viáticos y pasajes dentro del país, renovación de pólizas de seguro de vehículos, impuestos al valor agregado (IVA) y las comisiones que genera el pago del cesta ticket del personal, en cuanto a Transferencias y Donaciones distribuye Bs. 1.800.000 (4,75%) para el pago del personal Jubilado y Pensionado, por último, destina a Otros Gastos, Depreciación y Amortización Bs. 336.000 (0,89%) equivalentes a los activos que fueron adquiridos en años anteriores al 2014.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**37.556.265**
INGRESOS CORRIENTES ORDINARIOS	37.556.265
TRANSFERENCIAS CORRIENTES	37.556.265
Transferencias corrientes del sector público	37.556.265
Transferencias corrientes internas recibidas del sector público	37.556.265
De la República	37.556.265
INGRESOS DE CAPITAL	**336.000**
RECURSOS PROPIOS DE CAPITAL	336.000
Incremento de la depreciación y amortización acumuladas	336.000
TOTAL RECURSOS	**37.892.265**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**37.892.265**
GASTOS DE CONSUMO	36.092.265
Remuneraciones	32.120.000
Sueldos, salarios y otras retribuciones	13.556.459
Beneficios y complementos de sueldos y salarios	10.529.111
Aportes patronales	2.637.759
Prestaciones sociales y otras indemnizaciones	2.873.983
Asistencia socioeconómica	2.149.793
Otros gastos de personal	372.895
Compra de bienes y servicios	3.297.765
Bienes de consumo	1.164.265
Servicios no personales	2.133.500
Impuestos indirectos	338.500
Depreciación y amortización	336.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.800.000
Al sector privado	1.800.000
Transferencias corrientes al sector privado	1.800.000
Directas a personas	1.800.000
Pensiones y otros beneficios asociados	510.185
Jubilaciones y otros beneficios asociados	1.289.815
TOTAL GASTOS	**37.892.265**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126178	Inspección, control y seguimiento de las actividades de la cadena de valor del gas natural	Informe			8		22.356.000			22.356.000
126207	Valoración económica bajo principios de regulación de utilidad pública, justicia y razonabilidad, de las actividades de producción, procesamiento, almacenamiento, transporte y distribución de hidrocarburos gaseosos	Informe			8		2.900.000			2.900.000
TOTAL							25.256.000			25.256.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		8.961.000			8.961.000
02	Gestión administrativa	336.000	1.539.265			1.875.265
03	Previsión y protección social		1.800.000			1.800.000
TOTAL		336.000	12.300.265			12.636.265

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**35**	**46**	**20**	**101**	**6.356.376**		**6.356.376**
Alto Nivel y de Dirección		1		1	191.313		191.313
Directivo	2	10	1	13	1.421.604		1.421.604
Profesional y Técnico	28	26	9	63	4.143.558		4.143.558
Personal Administrativo	5		1	6	255.538		255.538
Obrero		9	9	18	344.363		344.363
Personal Contratado	**3**	**5**		**8**	**655.409**		**655.409**
Profesional y Técnico	3	4		7	576.000		576.000
Personal Administrativo		1		1	79.409		79.409
TOTAL	**38**	**51**	**20**	**109**	**7.011.785**		**7.011.785**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**3**	**5**	**1.289.815**
Alto Nivel y de Dirección	1	2	3	811.336
Empleados	1	1	2	478.479
Pensionados	**2**	**1**	**3**	**510.185**
Empleados	2		2	470.367
Obreros		1	1	39.818
TOTAL	**4**	**4**	**8**	**1.800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	32.120.000
4.02	Materiales, suministros y mercancías	1.164.265
4.03	Servicios no personales	2.472.000
4.07	Transferencias y donaciones	1.800.000
4.08	Otros gastos	336.000
	TOTAL	**37.892.265**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**37.556.265**
INGRESOS CORRIENTES ORDINARIOS	37.556.265
TRANSFERENCIAS CORRIENTES	37.556.265
Transferencias corrientes del sector público	37.556.265
Transferencias corrientes internas recibidas del sector público	37.556.265
De la República	37.556.265
Ministerio del Poder Popular de Petróleo y Minería	37.556.265
– Recursos Ordinarios	37.556.265
1.2 GASTOS CORRIENTES	**37.892.265**
GASTOS DE CONSUMO	36.092.265
Remuneraciones	32.120.000
Sueldos, salarios y otras retribuciones	13.556.459
Beneficios y complementos de sueldos y salarios	10.529.111
Aportes patronales	2.637.759
Prestaciones sociales y otras indemnizaciones	2.873.983
Asistencia socioeconómica	2.149.793
Otros gastos de personal	372.895
Compra de bienes y servicios	3.297.765
Bienes de consumo	1.164.265
Servicios no personales	2.133.500
Impuestos indirectos	338.500
Depreciación y amortización	336.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.800.000
Al sector privado	1.800.000
Transferencias corrientes al sector privado	1.800.000
Directas a personas	1.800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	510.185
Jubilaciones y otros beneficios asociados	1.289.815
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(336.000)**
2. CUENTA CAPITAL	**0**
2.1 INGRESOS DE CAPITAL	**0**
RECURSOS PROPIOS DE CAPITAL	0
Desahorro en cuenta corriente	(336.000)
Incremento de la depreciación y amortización acumuladas	336.000
2.2 GASTOS DE CAPITAL	**0**
INVERSIÓN REAL DIRECTA	0
Formación bruta de capital fijo	0
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0956

Servicio Autónomo de Metrología de Hidrocarburos

SERVICIO AUTÓNOMO DE METROLOGÍA DE HIDROCARBUROS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo de Metrología de Hidrocarburos (Samh), creado sin personalidad jurídica, con autonomía funcional y financiera e integrado al Ministerio del Poder Popular de Petróleo y Minería, bajo cuya supervisión funciona, mediante la promulgación en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.688 del 22 de mayo del 2007 y facultado mediante la resolución Nº 068 publicada en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.894, para fiscalizar debidamente en puertos o terminales de embarques los trámites y operaciones relativos a la comercialización de los hidrocarburos naturales y sus derivados, a objeto que las cantidades y calidades reflejadas en la documentación respectiva, sirvan de base a todos los efectos previstos en la Ley Orgánica de Hidrocarburos.

En este contexto, el presupuesto para el Ejercicio Económico Finaciero2015, ha sido diseñado para el desarrollo de un conjunto de estrategias orientadas al crecimiento y desarrollo sustentable de la institución. A través de la planificación plasmada en este instrumento se solventaran necesidades fundamentales como la dotación de implementos de seguridad en los terminales de embarque a nivel nacional, conservación de la flota vehicular, adiestramiento para el personal y suministro de equipos que contribuirán a la optimización del servicio prestado y a la ejecución cabal de todas las actividades asignadas a la institución, a través de la normativa legal. Asegurando los medios para medir con precisión y efectividad los volúmenes de hidrocarburos sujetos a fiscalización.

La estructura de financiamiento del presupuesto del Samh consta actualmente de una sola fuente, proveniente de sus propias actividades, como lo es la facturación por el cobro de las actividades de inspecciones de volúmenes y calidades de hidrocarburos comercializados en movimientos de cabotaje.

El presupuesto de gastos del ente se concentra en los servicios no personales (52,12%), porque agrupan todo lo concerniente a los gastos de funcionamiento, movilización del personal a terminales de embarque o puertos, etc., a la colocación y mejoramiento de instalaciones para establecer la presencia del organismo como ente fiscalizador, la dotación de elementos de seguridad a los trabajadores, adiestramiento a todo personal de nuevo ingreso y la actualización en materia de seguridad al personal existente.

Del monto total del presupuesto de gastos, el 75% es decir, Bs. 14.392.356 estarán dirigidos a los proyectos y el restante 25% Bs. 4.798.049 a las acciones centralizadas.

Como ente prestador de servicios, su personal requiere una constante movilización a lo largo del territorio nacional, motivo por el cual se asigna una importante cuota de créditos a la partida asociada a estos gastos, garantizando de esta manera la fluidez en las operaciones y consecución de los objetivos fijados en los proyectos.

Los gastos de personal de Metrología son cancelados a través de su organismo de adscripción funcional Petróleos de Venezuela, S.A. (Pdvsa).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**18.953.305**
INGRESOS CORRIENTES ORDINARIOS	18.953.305
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	18.953.305
Venta de otros bienes y servicios	18.953.305
INGRESOS DE CAPITAL	**237.100**
RECURSOS PROPIOS DE CAPITAL	237.100
Incremento de la depreciación y amortización acumuladas	237.100
TOTAL RECURSOS	**19.190.405**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**16.819.405**
GASTOS DE CONSUMO	16.305.101
Compra de bienes y servicios	14.154.638
Bienes de consumo	6.066.594
Servicios no personales	8.088.044
Impuestos indirectos	1.913.363
Depreciación y amortización	237.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	514.304
Al sector privado	514.304
Donaciones corrientes al sector privado	514.304
Donaciones a personas	56.000
Donaciones a instituciones sin fines de lucro	206.752
Donaciones corrientes a consejos comunales	251.552
GASTOS DE CAPITAL	**2.371.000**
INVERSIÓN REAL DIRECTA	2.371.000
Formación bruta de capital fijo	2.371.000
Maquinaria, equipos y otros bienes muebles	2.371.000
TOTAL GASTOS	**19.190.405**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126684	Plan integral de Certificación de Volúmenes y Calidades de Hidrocarburos, Sistemas de Medición Fiscal y Transferencia de Custodia (Smftc) y Autorización de Empresas Inspectoras.	Certificado			9.399	13.836.406				13.836.406
126698	Articulación con comunidades organizadas de las zonas adyacentes al Samh.	Actividad			4	555.950				555.950
	TOTAL					**14.392.356**				**14.392.356**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	4.798.049				4.798.049
	TOTAL	**4.798.049**				**4.798.049**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.02	Materiales, suministros y mercancías	6.066.594
4.03	Servicios no personales	10.001.407
4.04	Activos reales	2.371.000
4.07	Transferencias y donaciones	514.304
4.08	Otros gastos	237.100
	TOTAL	**19.190.405**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**18.953.305**
INGRESOS CORRIENTES ORDINARIOS	18.953.305
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	18.953.305
Venta de otros bienes y servicios	18.953.305
1.2 GASTOS CORRIENTES	**16.819.405**
GASTOS DE CONSUMO	16.305.101
Compra de bienes y servicios	14.154.638
Bienes de consumo	6.066.594
Servicios no personales	8.088.044
Impuestos indirectos	1.913.363
Depreciación y amortización	237.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	514.304
Al sector privado	514.304
Donaciones corrientes al sector privado	514.304
Donaciones a personas	56.000
Donaciones a instituciones sin fines de lucro	206.752
Donaciones corrientes a consejos comunales	251.552
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**2.133.900**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.371.000**
RECURSOS PROPIOS DE CAPITAL	2.371.000
Ahorro en cuenta corriente	2.133.900
Incremento de la depreciación y amortización acumuladas	237.100
2.2 GASTOS DE CAPITAL	**2.371.000**
INVERSIÓN REAL DIRECTA	2.371.000
Formación bruta de capital fijo	2.371.000
Maquinaria, equipos y otros bienes muebles	2.371.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

46
Ministerio del Poder Popular para la Cultura

Ministerio del Poder Popular para la Cultura

A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
A0150 Instituto del Patrimonio Cultural
A0158 Compañía Nacional de Teatro
A0161 Fundación Compañía Nacional de Música
A0301 Fundación Biblioteca Ayacucho
A0342 Fundación Casa Nacional de las Letras Andrés Bello
A0371 Fundación Vicente Emilio Sojo
A0372 Fundación Teatro Teresa Carreño
A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos
A0374 Fundación Librerías del Sur
A0375 Fundación Casa del Artista
A0378 Centro de la Diversidad Cultural
A0390 Fundación Cinemateca Nacional
A0417 Fundación Centro Nacional de la Fotografía (CENAF)
A0424 Fundación Museos Nacionales
A0449 Fundación Distribuidora Venezolana de la Cultura
A0450 Fundación Compañía Nacional de Danza
A0452 Fundación Misión Cultura
A0453 Fundación Editorial El Perro y La Rana
A0459 Fundación Red de Arte
A0462 Fundación Imprenta de la Cultura
A0469 Fundación Centro Nacional del Disco (CENDIS)
A0486 Fundación Centro Nacional de la Historia
A0821 Centro Nacional Autónomo de Cinematografía (CNAC)
A0829 Centro Nacional del Libro (CNL)
A0948 Instituto de las Artes Escénicas y Musicales
A0949 Instituto de las Artes de la Imagen y el Espacio

A0002

Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas

INSTITUTO AUTÓNOMO BIBLIOTECA NACIONAL Y DE SERVICIOS DE BIBLIOTECAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Biblioteca Nacional fue creada el 13 de julio de 1933, en la actualidad tiene la personalidad jurídica de Instituto Autónomo, establecido mediante ley promulgada el 27 de julio de 1977 y funciona bajo la adscripción del Ministerio del Poder Popular para la Cultura.

El Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas, tiene la misión de promover, planificar, asesorar, coordinar y mantener el desarrollo de los servicios de bibliotecas públicas, así como organizar, preservar y difundir el acervo bibliográfico, no bibliográfico y audiovisual que registra la memoria nacional y la información universal relevante, con el fin de proporcionar a los diferentes sectores de la población, el libre acceso a los conocimientos e información para atender sus necesidades de formación y de actualización, contribuyendo con el desarrollo político, social y cultural del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**216.517.442**
INGRESOS CORRIENTES ORDINARIOS	216.517.442
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.047.000
Venta de otros bienes y servicios	1.047.000
TRANSFERENCIAS CORRIENTES	215.005.100
Transferencias corrientes del sector público	215.005.100
Transferencias corrientes internas recibidas del sector público	215.005.100
De la República	215.005.100
OTROS INGRESOS	465.342
Otros ingresos ordinarios	465.342
INGRESOS DE CAPITAL	**695.250**
RECURSOS PROPIOS DE CAPITAL	695.250
Incremento de la depreciación y amortización acumuladas	695.250
FUENTES DE FINANCIAMIENTO	**1.200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.200.000
Disminución de otros activos financieros	1.200.000
Disminución de disponibilidades	1.200.000
Disminución de caja	59.790
Disminución de bancos	1.140.210
TOTAL RECURSOS	**218.412.692**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**217.676.842**
GASTOS DE CONSUMO	190.336.568
Remuneraciones	178.948.625
Sueldos, salarios y otras retribuciones	118.300.431
Beneficios y complementos de sueldos y salarios	23.288.933
Aportes patronales	2.153.689
Prestaciones sociales y otras indemnizaciones	26.454.081
Asistencia socioeconómica	8.751.491
Compra de bienes y servicios	9.582.206
Bienes de consumo	3.129.414
Servicios no personales	6.452.792
Impuestos indirectos	1.110.487
Depreciación y amortización	695.250
TRANSFERENCIAS Y DONACIONES CORRIENTES	27.340.274
Al sector privado	27.329.525
Transferencias corrientes al sector privado	27.329.525
Directas a personas	27.329.525
Pensiones y otros beneficios asociados	6.497.724
Jubilaciones y otros beneficios asociados	20.831.801
Al sector externo	10.749
Transferencias corrientes al exterior	10.749
A instituciones sin fines de lucro	10.749
GASTOS DE CAPITAL	**735.850**
INVERSIÓN REAL DIRECTA	735.850
Formación bruta de capital fijo	735.850
Maquinaria, equipos y otros bienes muebles	235.850
Construcciones de bienes de dominio privado	500.000
TOTAL GASTOS	**218.412.692**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125259	Cambio hacia un nuevo modelo de gestión institucional	usuario	416.783	289.629	706.412	65.401	150.503.570			150.568.971
					TOTAL	**65.401**	**150.503.570**			**150.568.971**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		35.022.005			35.022.005
02	Gestión administrativa	3.342.191	1.850.000			5.192.191
03	Previsión y protección social		27.329.525			27.329.525
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		300.000			300.000
	TOTAL	**3.342.191**	**64.501.530**			**67.843.721**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**612**	**449**	**137**	**1.198**	**71.692.660**	**38.719.776**	**110.412.436**
Alto Nivel y de Dirección		1		1	51.017		51.017
Directivo	14	18	43	75	4.551.103		4.551.103
Profesional y Técnico	306	171	56	533	32.343.168	19.025.203	51.368.371
Personal Administrativo	194	96	27	317	19.235.993	11.315.177	30.551.170
Personal Médico	10	1	2	13	788.858	464.029	1.252.887
Obrero	88	162	9	259	14.722.521	7.915.367	22.637.888
Personal Contratado	**50**	**43**		**93**	**4.974.038**		**4.974.038**
Profesional y Técnico	50	43		93	4.974.038		4.974.038
TOTAL	**662**	**492**	**137**	**1.291**	**76.666.698**	**38.719.776**	**115.386.474**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**221**	**86**	**307**	**20.831.801**
Empleados	187	51	238	15.105.131
Obreros	34	35	69	5.726.670
Pensionados	**73**	**18**	**91**	**6.497.724**
Empleados	73	18	91	6.497.724
TOTAL	**294**	**104**	**398**	**27.329.525**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	178.948.625
4.02	Materiales, suministros y mercancías	3.129.414
4.03	Servicios no personales	7.563.279
4.04	Activos reales	735.850
4.07	Transferencias y donaciones	27.340.274
4.08	Otros gastos	695.250
	TOTAL	**218.412.692**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**216.517.442**
INGRESOS CORRIENTES ORDINARIOS	216.517.442
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.047.000
Venta de otros bienes y servicios	1.047.000
TRANSFERENCIAS CORRIENTES	215.005.100
Transferencias corrientes del sector público	215.005.100
Transferencias corrientes internas recibidas del sector público	215.005.100
De la República	215.005.100
Ministerio del Poder Popular para la Cultura	215.005.100
Recursos Ordinarios	215.005.100
OTROS INGRESOS	465.342
Otros ingresos ordinarios	465.342
1.2 GASTOS CORRIENTES	**217.676.842**
GASTOS DE CONSUMO	190.336.568
Remuneraciones	178.948.625
Sueldos, salarios y otras retribuciones	118.300.431
Beneficios y complementos de sueldos y salarios	23.288.933
Aportes patronales	2.153.689
Prestaciones sociales y otras indemnizaciones	26.454.081
Asistencia socioeconómica	8.751.491
Compra de bienes y servicios	9.582.206
Bienes de consumo	3.129.414
Servicios no personales	6.452.792
Impuestos indirectos	1.110.487
Depreciación y amortización	695.250
TRANSFERENCIAS Y DONACIONES CORRIENTES	27.340.274
Al sector privado	27.329.525

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	27.329.525
Directas a personas	27.329.525
Pensiones y otros beneficios asociados	6.497.724
Jubilaciones y otros beneficios asociados	20.831.801
Al sector externo	10.749
Transferencias corrientes al exterior	10.749
A instituciones sin fines de lucro	10.749
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.159.400)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(464.150)**
RECURSOS PROPIOS DE CAPITAL	(464.150)
Desahorro en cuenta corriente	(1.159.400)
Incremento de la depreciación y amortización acumuladas	695.250
2.2 GASTOS DE CAPITAL	**735.850**
INVERSIÓN REAL DIRECTA	735.850
Formación bruta de capital fijo	735.850
Maquinaria, equipos y otros bienes muebles	235.850
Construcciones de bienes de dominio privado	500.000
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(1.200.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.200.000
Disminución de otros activos financieros	1.200.000
Disminución de disponibilidades	1.200.000
Disminución de caja	59.790
Disminución de bancos	1.140.210
3.2 APLICACIONES FINANCIERAS	**1.200.000**
DÉFICIT FINANCIERO	1.200.000

A0150

Instituto del Patrimonio Cultural

INSTITUTO DEL PATRIMONIO CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto del Patrimonio Cultural tiene como objetivo, identificar, preservar, rehabilitar, defender y consolidar las obras, conjuntos y lugares creados por las costumbres de origen natural, que se encuentren en el territorio de la República y que por su contenido natural constituyen elementos de nuestra identidad nacional.

Para el Ejercicio Económico Financiero 2015, el Instituto tiene prevista la ejecución de tres (3) proyectos: "Consolidación de la gestión del patrimonio cultural venezolano", "Creación de las oficinas regionales redi-patrimoniales" y "Construcción y rehabilitación de la infraestructura cultural de la Nación". Con los cuales prevé realizar 608 acciones de implementación que permitirán la consolidación de la gestión del patrimonio cultural, crear 3 oficinas regionales de redi-patrimoniales y construcción y rehabilitación de 3 obras de infraestructura cultural.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**68.965.534**
INGRESOS CORRIENTES ORDINARIOS	68.965.534
TRANSFERENCIAS CORRIENTES	68.965.534
Transferencias corrientes del sector público	68.965.534
Transferencias corrientes internas recibidas del sector público	68.965.534
De la República	68.965.534
INGRESOS DE CAPITAL	**702.792**
RECURSOS PROPIOS DE CAPITAL	702.792
Incremento de la depreciación y amortización acumuladas	702.792
TOTAL RECURSOS	**69.668.326**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**53.503.469**
GASTOS DE CONSUMO	53.168.189
Remuneraciones	25.485.010
Sueldos, salarios y otras retribuciones	12.087.225
Beneficios y complementos de sueldos y salarios	5.851.174
Aportes patronales	1.398.287
Prestaciones sociales y otras indemnizaciones	2.656.101
Asistencia socioeconómica	3.492.223
Compra de bienes y servicios	21.962.694
Bienes de consumo	3.697.973
Servicios no personales	18.264.721
Impuestos indirectos	5.017.693
Depreciación y amortización	702.792
TRANSFERENCIAS Y DONACIONES CORRIENTES	335.280
Al sector privado	335.280
Transferencias corrientes al sector privado	335.280
Directas a personas	335.280
Pensiones y otros beneficios asociados	335.280
GASTOS DE CAPITAL	**16.164.857**
INVERSIÓN REAL DIRECTA	16.164.857
Formación bruta de capital fijo	16.134.857
Maquinaria, equipos y otros bienes muebles	2.075.909
Construcciones de bienes de dominio privado	14.058.948
Bienes intangibles	30.000
TOTAL GASTOS	**69.668.326**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125211	Consolidación de la Gestión del Patrimonio Cultural Venezolano	acción			608		9.671.139			9.671.139
125212	Creación de las Oficinas Regionales Redi-Patrimoniales	oficina			3		7.218.260			7.218.260
125229	Construcción y rehabilitación de la infraestructura cultural de la nacion	obra			5		31.386.475			31.386.475
					TOTAL		**48.275.874**			**48.275.874**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.071.761			14.071.761
02	Gestión administrativa	702.792	6.617.899			7.320.691
	TOTAL	**702.792**	**20.689.660**			**21.392.452**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**56**	**29**	**12**	**97**	**2.751.566**	**241.901**	**2.993.467**
Alto Nivel y de Dirección		1		1	25.508		25.508
Profesional y Técnico	46	16	12	74	2.123.854	149.854	2.273.708
Personal Administrativo	10	12		22	602.204	92.047	694.251
Personal Contratado	**36**	**41**		**77**	**2.279.928**		**2.279.928**
Profesional y Técnico	23	27		50	1.609.131		1.609.131
Personal Administrativo	13	14		27	670.797		670.797
TOTAL	**92**	**70**	**12**	**174**	**5.031.494**	**241.901**	**5.273.395**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	25.485.010
4.02	Materiales, suministros y mercancías	3.697.973
4.03	Servicios no personales	23.282.414
4.04	Activos reales	16.164.857
4.07	Transferencias y donaciones	335.280
4.08	Otros gastos	702.792
	TOTAL	**69.668.326**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**68.965.534**
INGRESOS CORRIENTES ORDINARIOS	68.965.534
TRANSFERENCIAS CORRIENTES	68.965.534
Transferencias corrientes del sector público	68.965.534
Transferencias corrientes internas recibidas del sector público	68.965.534
De la República	68.965.534
Ministerio del Poder Popular para la Cultura	68.965.534
Recursos Ordinarios	68.965.534
1.2 GASTOS CORRIENTES	**53.503.469**
GASTOS DE CONSUMO	53.168.189
Remuneraciones	25.485.010
Sueldos, salarios y otras retribuciones	12.087.225
Beneficios y complementos de sueldos y salarios	5.851.174
Aportes patronales	1.398.287
Prestaciones sociales y otras indemnizaciones	2.656.101
Asistencia socioeconómica	3.492.223
Compra de bienes y servicios	21.962.694
Bienes de consumo	3.697.973
Servicios no personales	18.264.721
Impuestos indirectos	5.017.693
Depreciación y amortización	702.792
TRANSFERENCIAS Y DONACIONES CORRIENTES	335.280
Al sector privado	335.280
Transferencias corrientes al sector privado	335.280
Directas a personas	335.280
Pensiones y otros beneficios asociados	335.280
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**15.462.065**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**16.164.857**
RECURSOS PROPIOS DE CAPITAL	16.164.857
Ahorro en cuenta corriente	15.462.065

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de la depreciación y amortización acumuladas	702.792
2.2 GASTOS DE CAPITAL	**16.164.857**
INVERSIÓN REAL DIRECTA	16.164.857
Formación bruta de capital fijo	16.134.857
Maquinaria, equipos y otros bienes muebles	2.075.909
Construcciones de bienes de dominio privado	14.058.948
Bienes intangibles	30.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0158

Compañía Nacional de Teatro

COMPAÑÍA NACIONAL DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Compañía Nacional de Teatro fue creada mediante Decreto N° 133 del 22 de mayo de 1984, publicado en la Gaceta Oficial de la República de Venezuela N° 32.982.

La actividad principal de la Compañía Nacional de Teatro, es apoyar la labor de los profesionales que han contribuido al desarrollo del teatro venezolano, la promoción y capacitación de nuevos valores.

Para el Ejercicio Económico Financiero 2015, el ente prevé alcanzar sus metas a través del Proyecto "Teatro y Circo para todas las venezolanas y venezolanos" con el cual realizará 81 eventos teatrales para todos los venezolanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**36.761.768**
INGRESOS CORRIENTES ORDINARIOS	36.761.768
TRANSFERENCIAS CORRIENTES	36.761.768
Transferencias corrientes del sector público	36.761.768
Transferencias corrientes internas recibidas del sector público	36.761.768
De la República	36.761.768
INGRESOS DE CAPITAL	**102.000**
RECURSOS PROPIOS DE CAPITAL	102.000
Incremento de la depreciación y amortización acumuladas	102.000
TOTAL RECURSOS	**36.863.768**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**36.543.768**
GASTOS DE CONSUMO	24.581.648
Remuneraciones	13.604.650
Sueldos, salarios y otras retribuciones	7.560.468
Beneficios y complementos de sueldos y salarios	3.005.687
Aportes patronales	830.018
Prestaciones sociales y otras indemnizaciones	1.281.766
Asistencia socioeconómica	926.711
Compra de bienes y servicios	9.745.581
Bienes de consumo	2.127.725
Servicios no personales	7.617.856
Impuestos indirectos	1.129.417
Depreciación y amortización	102.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.962.120
Al sector privado	11.962.120
Transferencias corrientes al sector privado	11.962.120
Directas a personas	62.120
Jubilaciones y otros beneficios asociados	62.120
A instituciones sin fines de lucro	10.100.000
Otras transferencias corrientes internas al sector privado	1.800.000
GASTOS DE CAPITAL	**320.000**
INVERSIÓN REAL DIRECTA	320.000
Formación bruta de capital fijo	310.000
Maquinaria, equipos y otros bienes muebles	310.000
Bienes intangibles	10.000
TOTAL GASTOS	**36.863.768**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124436	Teatro y Circo para todas las Venezolanas y Venezolanos	Evento			81		29.409.414			29.409.414
					TOTAL		**29.409.414**			**29.409.414**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.631.378			4.631.378
02	Gestión administrativa	102.000	2.658.856			2.760.856
03	Previsión y protección social		62.120			62.120
	TOTAL	**102.000**	**7.352.354**			**7.454.354**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**14**	**6**	**49**	**1.845.111**	**1.080.557**	**2.925.668**
Alto Nivel y de Dirección		1		1	29.760	44.100	73.860
Directivo	12	4	3	19	603.373	692.493	1.295.866
Profesional y Técnico	7	4	2	13	550.348	174.308	724.656
Personal Administrativo	9	2	1	12	542.590	169.656	712.246
Obrero	1	3		4	119.040		119.040
Personal Contratado	**16**	**31**		**47**	**3.630.979**		**3.630.979**
Profesional y Técnico	16	31		47	3.630.979		3.630.979
TOTAL	**45**	**45**	**6**	**96**	**5.476.090**	**1.080.557**	**6.556.647**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**62.120**
Obreros	1		1	62.120
TOTAL	**1**		**1**	**62.120**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	13.604.650
4.02	Materiales, suministros y mercancías	2.127.725
4.03	Servicios no personales	8.747.273
4.04	Activos reales	320.000
4.07	Transferencias y donaciones	11.962.120
4.08	Otros gastos	102.000
	TOTAL	**36.863.768**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**36.761.768**
INGRESOS CORRIENTES ORDINARIOS	36.761.768
TRANSFERENCIAS CORRIENTES	36.761.768
Transferencias corrientes del sector público	36.761.768
Transferencias corrientes internas recibidas del sector público	36.761.768
De la República	36.761.768
Ministerio del Poder Popular para la Cultura	36.761.768
Recursos Ordinarios	36.761.768
1.2 GASTOS CORRIENTES	**36.543.768**
GASTOS DE CONSUMO	24.581.648
Remuneraciones	13.604.650
Sueldos, salarios y otras retribuciones	7.560.468
Beneficios y complementos de sueldos y salarios	3.005.687
Aportes patronales	830.018
Prestaciones sociales y otras indemnizaciones	1.281.766
Asistencia socioeconómica	926.711
Compra de bienes y servicios	9.745.581
Bienes de consumo	2.127.725
Servicios no personales	7.617.856
Impuestos indirectos	1.129.417
Depreciación y amortización	102.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.962.120
Al sector privado	11.962.120
Transferencias corrientes al sector privado	11.962.120
Directas a personas	62.120
Jubilaciones y otros beneficios asociados	62.120
A instituciones sin fines de lucro	10.100.000
Otras transferencias corrientes internas al sector privado	1.800.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**218.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**320.000**
RECURSOS PROPIOS DE CAPITAL	320.000
Ahorro en cuenta corriente	218.000
Incremento de la depreciación y amortización acumuladas	102.000
2.2 GASTOS DE CAPITAL	**320.000**
INVERSIÓN REAL DIRECTA	320.000
Formación bruta de capital fijo	310.000
Maquinaria, equipos y otros bienes muebles	310.000
Bienes intangibles	10.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0161

Fundación Compañía Nacional de Música

FUNDACIÓN COMPAÑÍA NACIONAL DE MÚSICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Compañía Nacional de Música, es un ente adscrito al Ministerio del Poder Popular para la Cultura, cuyo objetivo es contribuir con el desarrollo del quehacer musical nacional, estimulando y promoviendo la composición, la dirección, la ejecución y la expresión de todas las manifestaciones de la música popular, tradicional e indígena del país; sensibilizando en la audiencia nacional e internacional el carácter pluriétnico y multicultural de nuestra música.

Para el Ejercicio Económico Financiero 2015, el ente prevé alcanzar la siguiente meta: efectuar 194 presentaciones a través del proyecto "Venezuela y el mundo unidos por la música".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**38.700.895**
INGRESOS CORRIENTES ORDINARIOS	38.700.895
INGRESOS DE OPERACIÓN	50.000
Otros ingresos de operación	50.000
TRANSFERENCIAS CORRIENTES	38.650.895
Transferencias corrientes del sector público	38.650.895
Transferencias corrientes internas recibidas del sector público	38.650.895
De la República	38.650.895
INGRESOS DE CAPITAL	**78.540**
RECURSOS PROPIOS DE CAPITAL	78.540
Incremento de la depreciación y amortización acumuladas	78.540
TOTAL RECURSOS	**38.779.435**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**38.669.435**
GASTOS DE CONSUMO	28.477.569
Remuneraciones	20.830.012
Sueldos, salarios y otras retribuciones	10.211.363
Beneficios y complementos de sueldos y salarios	5.467.564
Aportes patronales	1.275.217
Prestaciones sociales y otras indemnizaciones	2.234.492
Asistencia socioeconómica	1.634.820
Otros gastos de personal	6.556
Compra de bienes y servicios	6.575.897
Bienes de consumo	562.102
Servicios no personales	6.013.795
Impuestos indirectos	993.120
Depreciación y amortización	78.540
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.191.866
Al sector privado	3.517.936
Transferencias corrientes al sector privado	3.517.936
Directas a personas	3.517.936
Pensiones y otros beneficios asociados	1.015.448
Jubilaciones y otros beneficios asociados	2.502.488
Al sector público	6.673.930
Transferencias corrientes al sector público	6.673.930
A los entes descentralizados sin fines empresariales para sus gastos	6.673.930
GASTOS DE CAPITAL	**110.000**
INVERSIÓN REAL DIRECTA	110.000
Formación bruta de capital fijo	110.000
Maquinaria, equipos y otros bienes muebles	110.000
TOTAL GASTOS	**38.779.435**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124627	Venezuela y el Mundo Unidos por la Música.	presentación			194		27.055.627			27.055.627
					TOTAL		**27.055.627**			**27.055.627**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.918.983			5.918.983
02	Gestión administrativa	128.540	2.158.349			2.286.889
03	Previsión y protección social		3.517.936			3.517.936
	TOTAL	**128.540**	**11.595.268**			**11.723.808**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**39**	**82**	**8**	**129**	**6.786.708**	**97.200**	**6.883.908**
Alto Nivel y de Dirección		1		1	51.024	97.200	148.224
Directivo	4	10	2	16	801.036		801.036
Profesional y Técnico	31	63	6	100	5.322.360		5.322.360
Personal Administrativo	1	2		3	153.072		153.072
Obrero	3	6		9	459.216		459.216
TOTAL	**39**	**82**	**8**	**129**	**6.786.708**	**97.200**	**6.883.908**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**4**	**30**	**34**	**2.502.488**
Empleados	4	30	34	2.502.488
Pensionados	**12**	**2**	**14**	**1.015.448**
Empleados	12	2	14	1.015.448
TOTAL	**16**	**32**	**48**	**3.517.936**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	20.830.012
4.02	Materiales, suministros y mercancías	562.102
4.03	Servicios no personales	7.006.915
4.04	Activos reales	110.000
4.07	Transferencias y donaciones	10.191.866
4.08	Otros gastos	78.540
	TOTAL	**38.779.435**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**38.700.895**
INGRESOS CORRIENTES ORDINARIOS	38.700.895
INGRESOS DE OPERACIÓN	50.000
Otros ingresos de operación	50.000
TRANSFERENCIAS CORRIENTES	38.650.895
Transferencias corrientes del sector público	38.650.895
Transferencias corrientes internas recibidas del sector público	38.650.895
De la República	38.650.895
Ministerio del Poder Popular para la Cultura	36.650.895
Recursos Ordinarios	36.650.895
1.2 GASTOS CORRIENTES	**38.669.435**
GASTOS DE CONSUMO	28.477.569
Remuneraciones	20.830.012
Sueldos, salarios y otras retribuciones	10.211.363
Beneficios y complementos de sueldos y salarios	5.467.564
Aportes patronales	1.275.217
Prestaciones sociales y otras indemnizaciones	2.234.492
Asistencia socioeconómica	1.634.820
Otros gastos de personal	6.556
Compra de bienes y servicios	6.575.897
Bienes de consumo	562.102
Servicios no personales	6.013.795
Impuestos indirectos	993.120
Depreciación y amortización	78.540
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.191.866
Al sector privado	3.517.936
Transferencias corrientes al sector privado	3.517.936
Directas a personas	3.517.936
Pensiones y otros beneficios asociados	1.015.448

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	2.502.488
Al sector público	6.673.930
Transferencias corrientes al sector público	6.673.930
A los entes descentralizados sin fines empresariales para sus gastos	6.673.930
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**31.460**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**110.000**
RECURSOS PROPIOS DE CAPITAL	110.000
Ahorro en cuenta corriente	31.460
Incremento de la depreciación y amortización acumuladas	78.540
2.2 GASTOS DE CAPITAL	**110.000**
INVERSIÓN REAL DIRECTA	110.000
Formación bruta de capital fijo	110.000
Maquinaria, equipos y otros bienes muebles	110.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0301

Fundación Biblioteca Ayacucho

FUNDACIÓN BIBLIOTECA AYACUCHO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Biblioteca Ayacucho tiene dentro de sus objetivos, la realización de actividades eminentemente culturales, entre las cuales se destacan: rescatar para su publicación las más importantes obras de la cultura y el pensamiento latinoamericano desde sus orígenes hasta el presente, cuidarlas, prologarlas y auditarlas por especialistas, así como editar y difundir obras que sirvan al propósito de estimular y reafirmar la independencia, desarrollo e integración de los pueblos del continente.

Para el Ejercicio Económico Financiero 2015, el ente prevé alcanzar las siguientes metas: realizar 12.221 obras a través del Proyecto "Producción, promoción y difusión de clásicos latinoamericanos y caribeños en formato impreso y digital".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**12.939.092**
INGRESOS CORRIENTES ORDINARIOS	12.939.092
INGRESOS DE OPERACIÓN	400.000
Otros ingresos de operación	400.000
TRANSFERENCIAS CORRIENTES	12.539.092
Transferencias corrientes del sector público	12.539.092
Transferencias corrientes internas recibidas del sector público	12.539.092
De la República	12.539.092
INGRESOS DE CAPITAL	**194.161**
RECURSOS PROPIOS DE CAPITAL	194.161
Incremento de la depreciación y amortización acumuladas	194.161
TOTAL RECURSOS	**13.133.253**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**12.513.253**
GASTOS DE CONSUMO	11.655.031
Remuneraciones	8.096.308
Sueldos, salarios y otras retribuciones	3.206.845
Beneficios y complementos de sueldos y salarios	2.641.528
Aportes patronales	555.756
Prestaciones sociales y otras indemnizaciones	1.174.870
Asistencia socioeconómica	517.309
Compra de bienes y servicios	3.067.489
Bienes de consumo	515.489
Servicios no personales	2.552.000
Impuestos indirectos	297.073
Depreciación y amortización	194.161
TRANSFERENCIAS Y DONACIONES CORRIENTES	858.222
Al sector privado	858.222
Transferencias corrientes al sector privado	858.222
Directas a personas	858.222
Pensiones y otros beneficios asociados	94.125
Jubilaciones y otros beneficios asociados	764.097
GASTOS DE CAPITAL	**620.000**
INVERSIÓN REAL DIRECTA	620.000
Formación bruta de capital fijo	320.000
Maquinaria, equipos y otros bienes muebles	320.000
Bienes intangibles	300.000
TOTAL GASTOS	**13.133.253**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124668	Producción, promoción y difusión de clásicos latinoamericanos y caribeños en formato impreso y digital.	obra			12.221	280.000	8.777.364			9.057.364
					TOTAL	**280.000**	**8.777.364**			**9.057.364**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.401.457			1.401.457
02	Gestión administrativa	314.161	1.502.049			1.816.210
03	Previsión y protección social		858.222			858.222
	TOTAL	**314.161**	**3.761.728**			**4.075.889**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**24**	**15**		**39**	**1.326.436**		**1.326.436**
Alto Nivel y de Dirección		1		1	34.012		34.012
Profesional y Técnico	17	10		27	918.301		918.301
Personal Administrativo	5	1		6	204.067		204.067
Obrero	2	3		5	170.056		170.056
Personal Contratado	**27**	**20**		**47**	**656.525**		**656.525**
Profesional y Técnico	2			2	76.525		76.525
Personal de Investigación	25	20		45	580.000		580.000
TOTAL	**51**	**35**		**86**	**1.982.961**		**1.982.961**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**5**	**3**	**8**	**764.097**
Empleados	5	3	8	764.097
Pensionados		**1**	**1**	**94.125**
Obreros		1	1	94.125
TOTAL	**5**	**4**	**9**	**858.222**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	8.096.308
4.02	Materiales, suministros y mercancías	515.489
4.03	Servicios no personales	2.849.073
4.04	Activos reales	620.000
4.07	Transferencias y donaciones	858.222
4.08	Otros gastos	194.161
	TOTAL	**13.133.253**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**12.939.092**
INGRESOS CORRIENTES ORDINARIOS	12.939.092
INGRESOS DE OPERACIÓN	400.000
Otros ingresos de operación	400.000
TRANSFERENCIAS CORRIENTES	12.539.092
Transferencias corrientes del sector público	12.539.092
Transferencias corrientes internas recibidas del sector público	12.539.092
De la República	12.539.092
Ministerio del Poder Popular para la Cultura	12.539.092
Recursos Ordinarios	12.539.092
1.2 GASTOS CORRIENTES	**12.513.253**
GASTOS DE CONSUMO	11.655.031
Remuneraciones	8.096.308
Sueldos, salarios y otras retribuciones	3.206.845
Beneficios y complementos de sueldos y salarios	2.641.528
Aportes patronales	555.756
Prestaciones sociales y otras indemnizaciones	1.174.870
Asistencia socioeconómica	517.309
Compra de bienes y servicios	3.067.489
Bienes de consumo	515.489
Servicios no personales	2.552.000
Impuestos indirectos	297.073
Depreciación y amortización	194.161
TRANSFERENCIAS Y DONACIONES CORRIENTES	858.222
Al sector privado	858.222
Transferencias corrientes al sector privado	858.222
Directas a personas	858.222
Pensiones y otros beneficios asociados	94.125
Jubilaciones y otros beneficios asociados	764.097
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**425.839**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**620.000**
RECURSOS PROPIOS DE CAPITAL	620.000
Ahorro en cuenta corriente	425.839
Incremento de la depreciación y amortización acumuladas	194.161
2.2 GASTOS DE CAPITAL	**620.000**
INVERSIÓN REAL DIRECTA	620.000
Formación bruta de capital fijo	320.000
Maquinaria, equipos y otros bienes muebles	320.000
Bienes intangibles	300.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0342

Fundación Casa Nacional de las Letras Andrés Bello

FUNDACIÓN CASA NACIONAL DE LAS LETRAS ANDRÉS BELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Casa Nacional de las Letras Andrés Bello está encargada de promover actividades de diferentes áreas literarias, abriendo espacios a un enfoque cultural amplio donde intervienen diferentes factores relacionados con promociones y eventos.

Para el Ejercicio Económico Financiero 2015, el ente prevé alcanzar la siguiente meta: dictar 200 talleres a través del proyecto "Formación, promoción y difusión de la lectura, motivando la escritura y el saber popular en sus diversos géneros literarios, como un medio para lograr el crecimiento humano a través de la cultura venezolana".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**13.647.357**
INGRESOS CORRIENTES ORDINARIOS	13.647.357
INGRESOS DE LA PROPIEDAD	250.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	250.000
Alquileres	250.000
TRANSFERENCIAS CORRIENTES	13.397.357
Transferencias corrientes del sector público	13.397.357
Transferencias corrientes internas recibidas del sector público	13.397.357
De la República	13.397.357
INGRESOS DE CAPITAL	**95.000**
RECURSOS PROPIOS DE CAPITAL	95.000
Incremento de la depreciación y amortización acumuladas	95.000
TOTAL RECURSOS	**13.742.357**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**13.520.357**
GASTOS DE CONSUMO	13.300.649
Remuneraciones	9.635.010
Sueldos, salarios y otras retribuciones	5.703.938
Beneficios y complementos de sueldos y salarios	2.361.728
Aportes patronales	234.310
Prestaciones sociales y otras indemnizaciones	542.683
Asistencia socioeconómica	792.351
Compra de bienes y servicios	3.364.000
Bienes de consumo	1.495.000
Servicios no personales	1.869.000
Impuestos indirectos	206.639
Depreciación y amortización	95.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	219.708
Al sector privado	219.708
Transferencias corrientes al sector privado	94.708
Directas a personas	94.708
Jubilaciones y otros beneficios asociados	94.708
Donaciones corrientes al sector privado	125.000
Donaciones a personas	125.000
GASTOS DE CAPITAL	**220.000**
INVERSIÓN REAL DIRECTA	220.000
Formación bruta de capital fijo	220.000
Maquinaria, equipos y otros bienes muebles	220.000
APLICACIONES FINANCIERAS	**2.000**
DISMINUCIÓN DE PASIVOS	2.000
Disminución de cuentas y efectos por pagar	2.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000
Disminución cuentas por pagar a proveedores a corto plazo	1.000
TOTAL GASTOS	**13.742.357**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124414	Formación, promoción y difusión de la lectura, motivando la escritura y el saber popular en sus diversos géneros literarios, como un medio para lograr el crecimiento humano a través de la cultura venezolana	taller			200	175.000	9.378.150			9.553.150
					TOTAL	175.000	9.378.150			9.553.150

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	75.000	2.915.260			2.990.260
02	Gestión administrativa	95.000	1.009.239			1.104.239
03	Previsión y protección social		94.708			94.708
	TOTAL	170.000	4.019.207			4.189.207

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**23**		**46**	**2.346.982**	**1.211.567**	**3.558.549**
Alto Nivel y de Dirección		1		1	51.021	75.600	126.621
Directivo		1		1	51.021	67.200	118.221
Profesional y Técnico	11	6		17	816.342	353.473	1.169.815
Personal Administrativo	10	6		16	867.363	622.436	1.489.799
Obrero	2	9		11	561.235	92.858	654.093
Personal Contratado	**40**	**40**		**80**	**1.546.000**		**1.546.000**
Profesional y Técnico	40	40		80	1.546.000		1.546.000
TOTAL	**63**	**63**		**126**	**3.892.982**	**1.211.567**	**5.104.549**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**94.708**
Alto Nivel y de Dirección		1	1	94.708
TOTAL		**1**	**1**	**94.708**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	9.635.010
4.02	Materiales, suministros y mercancías	1.495.000
4.03	Servicios no personales	2.075.639
4.04	Activos reales	220.000
4.07	Transferencias y donaciones	219.708
4.08	Otros gastos	95.000
4.11	Disminución de pasivos	2.000
	TOTAL	**13.742.357**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**13.647.357**
INGRESOS CORRIENTES ORDINARIOS	13.647.357
INGRESOS DE LA PROPIEDAD	250.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	250.000
Alquileres	250.000
TRANSFERENCIAS CORRIENTES	13.397.357
Transferencias corrientes del sector público	13.397.357
Transferencias corrientes internas recibidas del sector público	13.397.357
De la República	13.397.357
Ministerio del Poder Popular para la Cultura	13.397.357
Recursos Ordinarios	13.397.357
1.2 GASTOS CORRIENTES	**13.520.357**
GASTOS DE CONSUMO	13.300.649
Remuneraciones	9.635.010
Sueldos, salarios y otras retribuciones	5.703.938
Beneficios y complementos de sueldos y salarios	2.361.728
Aportes patronales	234.310
Prestaciones sociales y otras indemnizaciones	542.683
Asistencia socioeconómica	792.351
Compra de bienes y servicios	3.364.000
Bienes de consumo	1.495.000
Servicios no personales	1.869.000
Impuestos indirectos	206.639
Depreciación y amortización	95.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	219.708
Al sector privado	219.708
Transferencias corrientes al sector privado	94.708
Directas a personas	94.708
Jubilaciones y otros beneficios asociados	94.708
Donaciones corrientes al sector privado	125.000
Donaciones a personas	125.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**127.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**222.000**
RECURSOS PROPIOS DE CAPITAL	222.000
Ahorro en cuenta corriente	127.000
Incremento de la depreciación y amortización acumuladas	95.000
2.2 GASTOS DE CAPITAL	**220.000**
INVERSIÓN REAL DIRECTA	220.000
Formación bruta de capital fijo	220.000
Maquinaria, equipos y otros bienes muebles	220.000
2.3 RESULTADO FINANCIERO : SUPERAVIT	**2.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.000**
SUPERÁVIT FINANCIERO	2.000
3.2 APLICACIONES FINANCIERAS	**2.000**
DISMINUCIÓN DE PASIVOS	2.000
Disminución de cuentas y efectos por pagar	2.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000
Disminución cuentas por pagar a proveedores a corto plazo	1.000

A0371

Fundación Vicente Emilio Sojo

FUNDACIÓN VICENTE EMILIO SOJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Vicente Emilio Sojo, tiene como actividad principal la búsqueda de la integración latinoamericana a través de la música, así como el estudio y la difusión de la música venezolana y latinoamericana, con especial énfasis en la vida y obra del maestro Vicente Emilio Sojo. Así como también, profundizar la difusión de la historia de la música venezolana, colocando a la disposición de todos los sectores de la población, específicamente en los sectores populares, las obras de los autores venezolanos y latinoamericanos, ante la necesidad de rescatar los manuscritos de los compositores, propiciar la investigación y publicación de las obras y mantener un centro de documentación actualizado, que genere la información requerida por el público en general.

A través de la concepción y ejecución de su proyecto de actuación denominado: "Fomento de la obra e investigación musical de compositores e investigadores venezolanos y latinoamericanos" y de sus dos (2) acciones específicas: "Producción, promoción y difusión de espacios didácticos para la preservación de la obra musical de compositores venezolanos y latinoamericanos" e "Investigación, documentación y publicación de obras musicales de compositores e investigadores venezolanos y latinoamericanos", pretende realizar 54 eventos: cincuenta (50) musicales y cuatro (4) investigaciones y publicaciones de obras musicales de compositores e investigadores venezolanos y latinoamericanos; dirigidas al desarrollo y fomento de espacios de programación activos para la participación de la población en general y profundizando así el estudio y la difusión de la música venezolana y latinoamericana como proceso que contribuyen al fortalecimiento de la identidad nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.152.793**
INGRESOS CORRIENTES ORDINARIOS	4.152.793
INGRESOS DE OPERACIÓN	1.000
Otros ingresos de operación	1.000
TRANSFERENCIAS CORRIENTES	4.151.793
Transferencias corrientes del sector público	4.151.793
Transferencias corrientes internas recibidas del sector público	4.151.793
De la República	4.151.793
INGRESOS DE CAPITAL	**20.000**
RECURSOS PROPIOS DE CAPITAL	20.000
Incremento de la depreciación y amortización acumuladas	20.000
TOTAL RECURSOS	**4.172.793**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.135.339**
GASTOS DE CONSUMO	4.062.307
Remuneraciones	2.939.323
Sueldos, salarios y otras retribuciones	1.300.440
Beneficios y complementos de sueldos y salarios	785.224
Aportes patronales	156.215
Prestaciones sociales y otras indemnizaciones	267.477
Asistencia socioeconómica	428.657
Otros gastos de personal	1.310
Compra de bienes y servicios	981.356
Bienes de consumo	147.100
Servicios no personales	834.256
Impuestos indirectos	121.628
Depreciación y amortización	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.032
Al sector privado	73.032
Transferencias corrientes al sector privado	73.032
Directas a personas	73.032
Jubilaciones y otros beneficios asociados	73.032
GASTOS DE CAPITAL	**37.454**
INVERSIÓN REAL DIRECTA	37.454
Formación bruta de capital fijo	37.454
Maquinaria, equipos y otros bienes muebles	37.454
TOTAL GASTOS	**4.172.793**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124843	Fomento de la obra e investigación musical de compositores e investigadores venezolanos y latinoamericanos	evento			54		2.906.255			2.906.255
					TOTAL		**2.906.255**			**2.906.255**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.072.462			1.072.462
02	Gestión administrativa	21.000	100.044			121.044
03	Previsión y protección social		73.032			73.032
	TOTAL	**21.000**	**1.245.538**			**1.266.538**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**5**	**5**	**15**	**816.384**	**40.500**	**856.884**
Alto Nivel y de Dirección	1			1	51.024	40.500	91.524
Directivo	1	1	2	4	153.072		153.072
Profesional y Técnico		1	3	4	408.192		408.192
Personal Administrativo	2			2	51.024		51.024
Obrero	1	3		4	153.072		153.072
Personal Contratado	**2**	**2**		**4**	**154.000**		**154.000**
Profesional y Técnico	2	2		4	154.000		154.000
TOTAL	7	7	5	19	970.384	40.500	1.010.884

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**73.032**
Empleados	1		1	73.032
TOTAL	1		1	73.032

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	2.939.323
4.02	Materiales, suministros y mercancías	147.100
4.03	Servicios no personales	955.884
4.04	Activos reales	37.454
4.07	Transferencias y donaciones	73.032
4.08	Otros gastos	20.000
	TOTAL	4.172.793

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.152.793**
INGRESOS CORRIENTES ORDINARIOS	4.152.793
INGRESOS DE OPERACIÓN	1.000
Otros ingresos de operación	1.000
TRANSFERENCIAS CORRIENTES	4.151.793
Transferencias corrientes del sector público	4.151.793
Transferencias corrientes internas recibidas del sector público	4.151.793
De la República	4.151.793
Ministerio del Poder Popular para la Cultura	4.151.793
Recursos Ordinarios	4.151.793
1.2 GASTOS CORRIENTES	**4.135.339**
GASTOS DE CONSUMO	4.062.307
Remuneraciones	2.939.323
Sueldos, salarios y otras retribuciones	1.300.440
Beneficios y complementos de sueldos y salarios	785.224
Aportes patronales	156.215
Prestaciones sociales y otras indemnizaciones	267.477
Asistencia socioeconómica	428.657
Otros gastos de personal	1.310
Compra de bienes y servicios	981.356
Bienes de consumo	147.100
Servicios no personales	834.256
Impuestos indirectos	121.628
Depreciación y amortización	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.032
Al sector privado	73.032
Transferencias corrientes al sector privado	73.032
Directas a personas	73.032
Jubilaciones y otros beneficios asociados	73.032
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**17.454**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**37.454**
RECURSOS PROPIOS DE CAPITAL	37.454
Ahorro en cuenta corriente	17.454
Incremento de la depreciación y amortización acumuladas	20.000
2.2 GASTOS DE CAPITAL	**37.454**
INVERSIÓN REAL DIRECTA	37.454
Formación bruta de capital fijo	37.454
Maquinaria, equipos y otros bienes muebles	37.454
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0372

Fundación Teatro Teresa Carreño

FUNDACIÓN TEATRO TERESA CARREÑO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Teatro Teresa Carreño, tiene como actividad principal la promoción y difusión de los valores de las artes escénicas y musicales mediante la programación, diseño, producción, realización, ensayos y montajes de espectáculos de alta calidad técnica y artística dirigidos a públicos diversos, con el propósito de lograr un equilibrio racional acorde a los nuevos tiempos, sustentado en la participación, cooperación y articulación entre las diversas instituciones del Estado y las comunidades organizadas.

En la Carta Magna se establece el firme propósito de promover los valores culturales como un bien irrenunciable del pueblo venezolano, constituido en el derecho fundamental que procure las condiciones de bienestar integral de la sociedad venezolana e impulse el enriquecimiento del patrimonio cultural. Es así como, las líneas estratégicas emprendidas por el Estado venezolano en materia cultural, se mantienen de cara a la definición, consolidación y sustentabilidad de un modelo socialista de país, apoyado en la infraestructura funcional de sus instituciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**109.060.506**
INGRESOS CORRIENTES ORDINARIOS	109.060.506
INGRESOS DE OPERACIÓN	6.000.000
Otros ingresos de operación	6.000.000
TRANSFERENCIAS CORRIENTES	103.060.506
Transferencias corrientes del sector público	103.060.506
Transferencias corrientes internas recibidas del sector público	103.060.506
De la República	103.060.506
INGRESOS DE CAPITAL	**11.436.424**
RECURSOS PROPIOS DE CAPITAL	11.436.424
Incremento de la depreciación y amortización acumuladas	11.436.424
TOTAL RECURSOS	**120.496.930**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**113.809.525**
GASTOS DE CONSUMO	110.721.016
Remuneraciones	60.341.057
Sueldos, salarios y otras retribuciones	19.979.805
Beneficios y complementos de sueldos y salarios	21.307.158
Aportes patronales	3.449.747
Prestaciones sociales y otras indemnizaciones	7.583.793
Asistencia socioeconómica	7.638.904
Otros gastos de personal	381.650
Compra de bienes y servicios	34.180.962
Bienes de consumo	15.648.448
Servicios no personales	18.532.514
Impuestos indirectos	4.762.573
Depreciación y amortización	11.436.424
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.088.509
Al sector privado	3.088.509
Transferencias corrientes al sector privado	3.088.509
Directas a personas	3.087.219
Pensiones y otros beneficios asociados	842.340
Jubilaciones y otros beneficios asociados	2.244.879
A instituciones sin fines de lucro	1.290
GASTOS DE CAPITAL	**6.687.405**
INVERSIÓN REAL DIRECTA	6.687.405
Formación bruta de capital fijo	6.179.602
Maquinaria, equipos y otros bienes muebles	6.179.602
Bienes intangibles	507.803
TOTAL GASTOS	**120.496.930**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125503	Rescate, ampliación, rehabilitación, repotenciación, actualización y mantenimiento de la infraestructura física del Complejo Cultural Teatro Teresa Carreño	metro cuadrado			26.200		31.947.681			31.947.681
125524	Producciones escénicas del Teatro Teresa Carreño para la comunidad	espectador			415.367		40.194.673			40.194.673
					TOTAL		72.142.354			72.142.354

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		19.960.766			19.960.766
02	Gestión administrativa	17.436.424	7.675.399			25.111.823
03	Previsión y protección social		3.281.987			3.281.987
	TOTAL	17.436.424	30.918.152			48.354.576

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**189**	**319**	**4**	**512**	**14.070.322**		**14.070.322**
Alto Nivel y de Dirección		1		1	119.038		119.038
Directivo	28	23	3	54	1.476.249		1.476.249
Profesional y Técnico	96	180		276	7.545.271		7.545.271
Personal Administrativo	54	96		150	4.100.691		4.100.691
Personal Médico	4	2	1	7	191.365		191.365
Obrero	7	17		24	637.708		637.708
Personal Contratado	**34**	**43**		**77**	**3.136.279**		**3.136.279**
Profesional y Técnico	34	43		77	3.136.279		3.136.279
TOTAL	**223**	**362**	**4**	**589**	**17.206.601**		**17.206.601**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**22**	**27**	**49**	**2.244.879**
Alto Nivel y de Dirección		1	1	45.814
Médicos	1		1	45.814
Empleados	19	22	41	1.878.368
Obreros	2	4	6	274.883
Pensionados	**13**	**13**	**26**	**842.340**
Empleados	12	12	24	777.545
Obreros	1	1	2	64.795
TOTAL	**35**	**40**	**75**	**3.087.219**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	60.341.057
4.02	Materiales, suministros y mercancías	15.648.448
4.03	Servicios no personales	23.295.087
4.04	Activos reales	6.687.405
4.07	Transferencias y donaciones	3.088.509
4.08	Otros gastos	11.436.424
	TOTAL	**120.496.930**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**109.060.506**
INGRESOS CORRIENTES ORDINARIOS	109.060.506
INGRESOS DE OPERACIÓN	6.000.000
Otros ingresos de operación	6.000.000
TRANSFERENCIAS CORRIENTES	103.060.506
Transferencias corrientes del sector público	103.060.506
Transferencias corrientes internas recibidas del sector público	103.060.506
De la República	103.060.506
Ministerio del Poder Popular para la Cultura	103.060.506
Recursos Ordinarios	103.060.506.
1.2 GASTOS CORRIENTES	**113.809.525**
GASTOS DE CONSUMO	110.721.016
Remuneraciones	60.341.057
Sueldos, salarios y otras retribuciones	19.979.805
Beneficios y complementos de sueldos y salarios	21.307.158
Aportes patronales	3.449.747
Prestaciones sociales y otras indemnizaciones	7.583.793
Asistencia socioeconómica	7.638.904
Otros gastos de personal	381.650
Compra de bienes y servicios	34.180.962
Bienes de consumo	15.648.448
Servicios no personales	18.532.514
Impuestos indirectos	4.762.573
Depreciación y amortización	11.436.424
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.088.509
Al sector privado	3.088.509
Transferencias corrientes al sector privado	3.088.509
Directas a personas	3.087.219
Pensiones y otros beneficios asociados	842.340
Jubilaciones y otros beneficios asociados	2.244.879
A instituciones sin fines de lucro	1.290
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.749.019)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.687.405**
RECURSOS PROPIOS DE CAPITAL	6.687.405
Desahorro en cuenta corriente	(4.749.019)
Incremento de la depreciación y amortización acumuladas	11.436.424
2.2 GASTOS DE CAPITAL	**6.687.405**
INVERSIÓN REAL DIRECTA	6.687.405
Formación bruta de capital fijo	6.179.602
Maquinaria, equipos y otros bienes muebles	6.179.602
Bienes intangibles	507.803
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0373

Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos

FUNDACIÓN CENTRO DE ESTUDIOS LATINOAMERICANOS RÓMULO GALLEGOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos tiene como actividad principal el estudio, la investigación e integración latinoamericana a través de la cultura, así como el estudio y definición del pensamiento latinoamericano haciendo énfasis en la obra y en la vida de Rómulo Gallegos y los valores de las letras y el pensamiento de Venezuela y América Latina.

Para el Ejercicio Económico Financiero 2015, la Fundación formuló para su ejecución dos (2) proyectos: “Producción de conocimiento y pensamiento crítico” e “Integración sociocultural”, con los cuales prevé realizar 17 investigaciones y presentar 425 eventos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**29.957.488**
INGRESOS CORRIENTES ORDINARIOS	29.957.488
INGRESOS DE OPERACIÓN	2.818.230
Otros ingresos de operación	2.818.230
INGRESOS DE LA PROPIEDAD	928.147
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	928.147
Alquileres	928.147
TRANSFERENCIAS CORRIENTES	26.211.111
Transferencias corrientes del sector público	26.211.111
Transferencias corrientes internas recibidas del sector público	26.211.111
De la República	26.211.111
INGRESOS DE CAPITAL	**625.000**
RECURSOS PROPIOS DE CAPITAL	625.000
Incremento de la depreciación y amortización acumuladas	625.000
TOTAL RECURSOS	**30.582.488**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**27.537.105**
GASTOS DE CONSUMO	27.280.379
Remuneraciones	16.297.162
Sueldos, salarios y otras retribuciones	8.668.059
Beneficios y complementos de sueldos y salarios	3.934.730
Prestaciones sociales y otras indemnizaciones	1.885.314
Asistencia socioeconómica	1.809.059
Compra de bienes y servicios	8.511.049
Bienes de consumo	2.168.752
Servicios no personales	6.220.167
Impuestos indirectos	1.847.168
Depreciación y amortización	625.000
GASTOS DE LA PROPIEDAD	122.130
Derechos sobre bienes intangibles	122.130
TRANSFERENCIAS Y DONACIONES CORRIENTES	256.726
Al sector privado	256.726
Transferencias corrientes al sector privado	256.726
Directas a personas	256.726
Jubilaciones y otros beneficios asociados	256.726
GASTOS DE CAPITAL	**3.045.383**
INVERSIÓN REAL DIRECTA	3.045.383
Formación bruta de capital fijo	3.039.383
Maquinaria, equipos y otros bienes muebles	2.179.583
Construcciones de bienes de dominio privado	859.800
Bienes intangibles	6.000
TOTAL GASTOS	**30.582.488**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124204	Producción de conocimiento y pensamiento crítico	investigación			17		9.647.031			9.647.031
124495	Integración sociocultural	evento			425	1.630.337	8.700.747			10.331.084
					TOTAL	1.630.337	18.347.778			19.978.115

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.034.870			4.034.870
02	Gestión administrativa	2.731.040	3.571.737			6.302.777
03	Previsión y protección social		256.726			256.726
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	10.000				10.000
	TOTAL	2.741.040	7.863.333			10.604.373

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**52**	**72**	**30**	**154**	**5.329.805**		**5.329.805**
Alto Nivel y de Dirección		1		1	87.534		87.534
Directivo	7	8	12	27	1.033.672		1.033.672
Profesional y Técnico	16	29	9	54	1.977.460		1.977.460
Personal Administrativo	15	24	6	45	1.483.095		1.483.095
Obrero	14	10	3	27	748.044		748.044
Personal Contratado	**45**	**55**		**100**	**2.261.600**		**2.261.600**
Profesional y Técnico	45	55		100	2.261.600		2.261.600
TOTAL	**97**	**127**	**30**	**254**	**7.591.405**		**7.591.405**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**5**	**1**	**6**	**256.726**
Empleados	5	1	6	256.726
TOTAL	**5**	**1**	**6**	**256.726**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	16.297.162
4.02	Materiales, suministros y mercancías	2.168.752
4.03	Servicios no personales	8.189.465
4.04	Activos reales	3.045.383
4.07	Transferencias y donaciones	256.726
4.08	Otros gastos	625.000
	TOTAL	**30.582.488**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.957.488**
INGRESOS CORRIENTES ORDINARIOS	29.957.488
INGRESOS DE OPERACIÓN	2.818.230
Otros ingresos de operación	2.818.230
INGRESOS DE LA PROPIEDAD	928.147
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	928.147
Alquileres	928.147
TRANSFERENCIAS CORRIENTES	26.211.111
Transferencias corrientes del sector público	26.211.111
Transferencias corrientes internas recibidas del sector público	26.211.111
De la República	26.211.111
Ministerio del Poder Popular para la Cultura	26.211.111
Recursos Ordinarios	26.211.111
1.2 GASTOS CORRIENTES	**27.537.105**
GASTOS DE CONSUMO	27.280.379
Remuneraciones	16.297.162
Sueldos, salarios y otras retribuciones	8.668.059
Beneficios y complementos de sueldos y salarios	3.934.730
Prestaciones sociales y otras indemnizaciones	1.885.314
Asistencia socioeconómica	1.809.059
Compra de bienes y servicios	8.511.049
Bienes de consumo	2.168.752
Servicios no personales	6.220.167
Impuestos indirectos	1.847.168
Depreciación y amortización	625.000
GASTOS DE LA PROPIEDAD	122.130
Derechos sobre bienes intangibles	122.130

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	256.726
Al sector privado	256.726
Transferencias corrientes al sector privado	256.726
Directas a personas	256.726
Jubilaciones y otros beneficios asociados	256.726
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**2.420.383**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.045.383**
RECURSOS PROPIOS DE CAPITAL	3.045.383
Ahorro en cuenta corriente	2.420.383
Incremento de la depreciación y amortización acumuladas	625.000
2.2 GASTOS DE CAPITAL	**3.045.383**
INVERSIÓN REAL DIRECTA	3.045.383
Formación bruta de capital fijo	3.039.383
Maquinaria, equipos y otros bienes muebles	2.179.583
Construcciones de bienes de dominio privado	859.800
Bienes intangibles	6.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0374

Fundación Librerías del Sur

FUNDACIÓN LIBRERÍAS DEL SUR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación tiene como misión formular, coordinar y ejecutar políticas, planes y proyectos estratégicos que permitan desarrollar un sistema de distribución del libro venezolano, incorporar a la población al conocimiento y acceso a la lectura, a fin de contribuir al fortalecimiento de nuestra cultura; orientado a construir el nuevo modelo de sociedad planteado en la Constitución de la República Bolivariana de Venezuela.

La actividad principal de la Fundación es la de comercializar, distribuir, vender y promocionar los libros venezolanos, latinoamericanos y del caribe.

Para el Ejercicio Económico Financiero 2015 la Fundación tiene previsto a través de los proyectos: "Comercialización de productos editoriales y bienes culturales en todo el territorio nacional" y "Visibilización de nuestra diversidad cultural, identidad y patrimonio literario a nivel Internacional", atender 759.000 personas e instalar 2 nuevas sedes de la librería.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**33.717.283**
INGRESOS CORRIENTES ORDINARIOS	33.717.283
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	9.000.000
Venta de otros bienes y servicios	9.000.000
TRANSFERENCIAS CORRIENTES	24.717.283
Transferencias corrientes del sector público	24.717.283
Transferencias corrientes internas recibidas del sector público	24.717.283
De la República	24.717.283
INGRESOS DE CAPITAL	**236.809**
RECURSOS PROPIOS DE CAPITAL	236.809
Incremento de la depreciación y amortización acumuladas	236.809
TOTAL RECURSOS	**33.954.092**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**33.051.651**
GASTOS DE CONSUMO	27.385.451
Remuneraciones	18.079.802
Sueldos, salarios y otras retribuciones	7.594.860
Beneficios y complementos de sueldos y salarios	5.321.908
Aportes patronales	1.068.902
Prestaciones sociales y otras indemnizaciones	2.048.642
Asistencia socioeconómica	2.045.490
Compra de bienes y servicios	8.166.974
Bienes de consumo	2.014.556
Servicios no personales	6.152.418
Impuestos indirectos	901.866
Depreciación y amortización	236.809
TRANSFERENCIAS Y DONACIONES CORRIENTES	266.200
Al sector privado	266.200
Transferencias corrientes al sector privado	266.200
Directas a personas	266.200
Pensiones y otros beneficios asociados	75.250
Jubilaciones y otros beneficios asociados	190.950
OTROS GASTOS CORRIENTES	5.400.000
Otros gastos corrientes	5.400.000
Bienes y servicios para la venta	5.400.000
GASTOS DE CAPITAL	**902.441**
INVERSIÓN REAL DIRECTA	902.441
Formación bruta de capital fijo	902.441
Maquinaria, equipos y otros bienes muebles	902.441
TOTAL GASTOS	**33.954.092**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124635	Comercialización de productos editoriales y bienes culturales en todo el territorio nacional	persona			759.000	6.300.000	15.286.516			21.586.516
124646	Visibilización de nuestra diversidad cultural, identidad y patrimonio literario a nivel Internacional	sede			2		2.015.582			2.015.582
					TOTAL	6.300.000	17.302.098			23.602.098

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.470.968			5.470.968
02	Gestión administrativa	2.936.809	1.678.017			4.614.826
03	Previsión y protección social		266.200			266.200
	TOTAL	2.936.809	7.415.185			10.351.994

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**81**	**57**	**10**	**148**	**3.775.242**		**3.775.242**
Alto Nivel y de Dirección	1			1	25.508		25.508
Directivo	5	7	6	18	459.150		459.150
Profesional y Técnico	64	40	3	107	2.729.400		2.729.400
Personal Administrativo	6	1		7	178.558		178.558
Obrero	5	9	1	15	382.626		382.626
Personal Contratado	**1**			**1**	**471.016**		**471.016**
Profesional y Técnico	1			1	471.016		471.016
TOTAL	82	57	10	149	4.246.258		4.246.258

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**2**	**3**	**190.950**
Empleados	1	2	3	190.950
Pensionados	**1**		**1**	**75.250**
Empleados	1		1	75.250
TOTAL	2	2	4	266.200

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	18.079.802
4.02	Materiales, suministros y mercancías	7.414.556
4.03	Servicios no personales	7.054.284
4.04	Activos reales	902.441
4.07	Transferencias y donaciones	266.200
4.08	Otros gastos	236.809
	TOTAL	**33.954.092**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**33.717.283**
INGRESOS CORRIENTES ORDINARIOS	33.717.283
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	9.000.000
Venta de otros bienes y servicios	9.000.000
TRANSFERENCIAS CORRIENTES	24.717.283
Transferencias corrientes del sector público	24.717.283
Transferencias corrientes internas recibidas del sector público	24.717.283
De la República	24.717.283
Ministerio del Poder Popular para la Cultura	24.717.283
Recursos Ordinarios	24.717.283
1.2 GASTOS CORRIENTES	**33.051.651**
GASTOS DE CONSUMO	27.385.451
Remuneraciones	18.079.802
Sueldos, salarios y otras retribuciones	7.594.860
Beneficios y complementos de sueldos y salarios	5.321.908
Aportes patronales	1.068.902
Prestaciones sociales y otras indemnizaciones	2.048.642
Asistencia socioeconómica	2.045.490
Compra de bienes y servicios	8.166.974
Bienes de consumo	2.014.556
Servicios no personales	6.152.418
Impuestos indirectos	901.866
Depreciación y amortización	236.809
TRANSFERENCIAS Y DONACIONES CORRIENTES	266.200
Al sector privado	266.200
Transferencias corrientes al sector privado	266.200
Directas a personas	266.200
Pensiones y otros beneficios asociados	75.250
Jubilaciones y otros beneficios asociados	190.950
OTROS GASTOS CORRIENTES	5.400.000
Otros gastos corrientes	5.400.000
Bienes y servicios para la venta	5.400.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**665.632**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**902.441**
RECURSOS PROPIOS DE CAPITAL	902.441
Ahorro en cuenta corriente	665.632
Incremento de la depreciación y amortización acumuladas	236.809
2.2 GASTOS DE CAPITAL	**902.441**
INVERSIÓN REAL DIRECTA	902.441
Formación bruta de capital fijo	902.441
Maquinaria, equipos y otros bienes muebles	902.441
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0375

Fundación Casa del Artista

FUNDACIÓN CASA DEL ARTISTA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Casa del Artista, tiene como actividad principal apoyar los procesos de formación y mejoramiento integral del artista, mediante el desarrollo de actividades dirigidas a la formación profesional, técnica y humana de los trabajadores de la cultura. Esta Fundación pertenece al sistema socio-cultural del Estado venezolano y está destinada a preservar las condiciones profesionales, técnicas y humanas del artista, alcanzando niveles de excelencia y calidad en la programación a realizar en todos sus espacios y en el desarrollo de procesos de aprendizaje y formación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**40.483.007**
INGRESOS CORRIENTES ORDINARIOS	40.483.007
INGRESOS DE LA PROPIEDAD	600.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	600.000
Alquileres	600.000
TRANSFERENCIAS CORRIENTES	39.883.007
Transferencias corrientes del sector público	39.883.007
Transferencias corrientes internas recibidas del sector público	39.883.007
De la República	39.883.007
INGRESOS DE CAPITAL	**711.916**
RECURSOS PROPIOS DE CAPITAL	711.916
Incremento de la depreciación y amortización acumuladas	711.916
FUENTES DE FINANCIAMIENTO	**3.127.848**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.127.848
Disminución de otros activos financieros	3.127.848
Disminución de disponibilidades	3.127.848
Disminución de bancos	3.127.848
TOTAL RECURSOS	**44.322.771**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**42.774.112**
GASTOS DE CONSUMO	29.522.441
Remuneraciones	15.535.300
Sueldos, salarios y otras retribuciones	6.718.256
Beneficios y complementos de sueldos y salarios	4.543.394
Aportes patronales	1.132.847
Prestaciones sociales y otras indemnizaciones	1.300.315
Asistencia socioeconómica	1.815.388
Otros gastos de personal	25.100
Compra de bienes y servicios	11.775.190
Bienes de consumo	4.227.470
Servicios no personales	7.547.720
Impuestos indirectos	1.500.035
Depreciación y amortización	711.916
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.251.671
Al sector privado	13.251.671
Transferencias corrientes al sector privado	11.795.000
Otras transferencias corrientes internas al sector privado	11.795.000
Donaciones corrientes al sector privado	1.456.671
Donaciones a personas	1.456.671
GASTOS DE CAPITAL	**1.548.659**
INVERSIÓN REAL DIRECTA	1.548.659
Formación bruta de capital fijo	1.548.659
Maquinaria, equipos y otros bienes muebles	1.548.659
TOTAL GASTOS	**44.322.771**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125359	Atención integral al pueblo creador venezolano	atención			15.251	1.335.660	27.918.105			29.253.765
125373	Espacios culturales para la atención social e integral a la población creadora	sede			2	791.104				791.104
					TOTAL	2.126.764	27.918.105			30.044.869

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.910.156			5.910.156
02	Gestión administrativa	2.313.000	6.054.746			8.367.746
	TOTAL	2.313.000	11.964.902			14.277.902

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**56**	**34**		**90**	**2.576.579**	**1.162.318**	**3.738.897**
Alto Nivel y de Dirección	1			1	25.511	37.800	63.311
Directivo	11	2		13	346.945	160.696	507.641
Profesional y Técnico	12	3		15	398.987	184.801	583.788
Personal Administrativo	20	16		36	988.794	457.985	1.446.779
Obrero	12	13		25	816.342	321.036	1.137.378
Personal Contratado	**22**	**15**		**37**	**2.298.743**		**2.298.743**
Profesional y Técnico	22	15		37	2.298.743		2.298.743
TOTAL	**78**	**49**		**127**	**4.875.322**	**1.162.318**	**6.037.640**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	15.535.300
4.02	Materiales, suministros y mercancías	4.227.470
4.03	Servicios no personales	9.047.755
4.04	Activos reales	1.548.659
4.07	Transferencias y donaciones	13.251.671
4.08	Otros gastos	711.916
	TOTAL	**44.322.771**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**40.483.007**
INGRESOS CORRIENTES ORDINARIOS	40.483.007
INGRESOS DE LA PROPIEDAD	600.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	600.000
Alquileres	600.000
TRANSFERENCIAS CORRIENTES	39.883.007
Transferencias corrientes del sector público	39.883.007
Transferencias corrientes internas recibidas del sector público	39.883.007
De la República	39.883.007
Ministerio del Poder Popular para la Cultura	39.883.007
Recursos Ordinarios	39.883.007
1.2 GASTOS CORRIENTES	**42.774.112**
GASTOS DE CONSUMO	29.522.441
Remuneraciones	15.535.300
Sueldos, salarios y otras retribuciones	6.718.256
Beneficios y complementos de sueldos y salarios	4.543.394
Aportes patronales	1.132.847
Prestaciones sociales y otras indemnizaciones	1.300.315
Asistencia socioeconómica	1.815.388
Otros gastos de personal	25.100
Compra de bienes y servicios	11.775.190
Bienes de consumo	4.227.470
Servicios no personales	7.547.720
Impuestos indirectos	1.500.035
Depreciación y amortización	711.916
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.251.671
Al sector privado	13.251.671
Transferencias corrientes al sector privado	11.795.000
Otras transferencias corrientes internas al sector privado	11.795.000
Donaciones corrientes al sector privado	1.456.671
Donaciones a personas	1.456.671
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.291.105)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.579.189)**
RECURSOS PROPIOS DE CAPITAL	(1.579.189)
Desahorro en cuenta corriente	(2.291.105)
Incremento de la depreciación y amortización acumuladas	711.916
2.2 GASTOS DE CAPITAL	**1.548.659**
INVERSIÓN REAL DIRECTA	1.548.659
Formación bruta de capital fijo	1.548.659
Maquinaria, equipos y otros bienes muebles	1.548.659
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(3.127.848)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.127.848**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.127.848
Disminución de otros activos financieros	3.127.848
Disminución de disponibilidades	3.127.848
Disminución de bancos	3.127.848
SUPERÁVIT FINANCIERO	
3.2 APLICACIONES FINANCIERAS	**3.127.848**
DÉFICIT FINANCIERO	3.127.848

A0378

Centro de la Diversidad Cultural

CENTRO DE LA DIVERSIDAD CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Centro de la Diversidad Cultural, fue creado el 16-08-2006, según decreto presidencial Nº 4.738 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.502 de la misma fecha, cuenta con ocho años de funcionamiento. Tiene como objetivo principal propiciar y promover un espacio de intercambio cultural, en el ámbito nacional e internacional, entre los hacedores y hacedoras que favorezcan la pluriculturalidad.

Para el Ejercicio Económico Financiero 2015, el Centro responde en la continuidad de su proyecto, los lineamientos contenidos, en la Constitución de la República Bolivariana de Venezuela y el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, como instrumentos de política y de planificación, en consonancia con el proceso de transformación de la República, de sus instancias de gobierno y del ejercicio ciudadano.

En el contexto de los principios fundamentales de nuestra República, la condición de diversidad cultural cobra especial relevancia como factor de impulso al desarrollo, esta pluralidad orienta de manera constructiva e cumplimiento de los fines esenciales del Estado, procurando la igualdad de condiciones para todos los venezolanos y venezolanas, sin discriminaciones por origen étnico, religioso, condición social, sexo, identidad, idioma, es decir cualquier circunstancia personal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**27.987.260**
INGRESOS CORRIENTES ORDINARIOS	27.987.260
TRANSFERENCIAS CORRIENTES	27.987.260
Transferencias corrientes del sector público	27.987.260
Transferencias corrientes internas recibidas del sector público	27.987.260
De la República	27.987.260
INGRESOS DE CAPITAL	**833.202**
RECURSOS PROPIOS DE CAPITAL	833.202
Incremento de la depreciación y amortización acumuladas	833.202
TOTAL RECURSOS	**28.820.462**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**28.769.294**
GASTOS DE CONSUMO	28.235.706
Remuneraciones	22.757.086
Sueldos, salarios y otras retribuciones	9.764.614
Beneficios y complementos de sueldos y salarios	9.173.012
Aportes patronales	874.582
Prestaciones sociales y otras indemnizaciones	1.495.605
Asistencia socioeconómica	1.449.273
Compra de bienes y servicios	4.054.400
Bienes de consumo	1.176.429
Servicios no personales	2.877.971
Impuestos indirectos	591.018
Depreciación y amortización	833.202
TRANSFERENCIAS Y DONACIONES CORRIENTES	533.588
Al sector privado	533.588
Transferencias corrientes al sector privado	383.588
Directas a personas	383.588
Pensiones y otros beneficios asociados	97.125
Jubilaciones y otros beneficios asociados	286.463
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
GASTOS DE CAPITAL	**51.168**
INVERSIÓN REAL DIRECTA	51.168
Formación bruta de capital fijo	51.168
Maquinaria, equipos y otros bienes muebles	51.168
TOTAL GASTOS	**28.820.462**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124268	Fortalecimiento de los encuentros culturales comunitarios e intergubernamentales para la investigación, protección y promoción, de la diversidad cultural venezolana y la salvaguardia del patrimonio cultural inmaterial.	Encuentro			3.948		19.591.082			19.591.082
					TOTAL		19.591.082			19.591.082

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.605.917			6.605.917
02	Gestión administrativa	833.202	1.406.673			2.239.875
03	Previsión y protección social		383.588			383.588
	TOTAL	833.202	8.396.178			9.229.380

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**67**	**43**	**30**	**140**	**6.555.373**		**6.555.373**
Alto Nivel y de Dirección			1	1	46.765		46.765
Directivo	12	6	15	33	1.543.250		1.543.250
Profesional y Técnico	23	14	12	49	2.299.730		2.299.730
Personal Administrativo	25			25	1.169.135		1.169.135
Obrero	7	23	2	32	1.496.493		1.496.493
Personal Contratado	**4**	**5**		**9**	**1.225.698**		**1.225.698**
Profesional y Técnico		2		2	896.485		896.485
Personal Administrativo	2			2	95.386		95.386
Obrero	2	3		5	233.827		233.827
TOTAL	**71**	**48**	**30**	**149**	**7.781.071**		**7.781.071**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**3**	**1**	**4**	**286.463**
Empleados	3	1	4	286.463
Pensionados	**1**		**1**	**97.125**
Empleados	1		1	97.125
TOTAL	**4**	**1**	**5**	**383.588**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	22.757.086
4.02	Materiales, suministros y mercancías	1.176.429
4.03	Servicios no personales	3.468.989
4.04	Activos reales	51.168
4.07	Transferencias y donaciones	533.588
4.08	Otros gastos	833.202
	TOTAL	**28.820.462**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**27.987.260**
INGRESOS CORRIENTES ORDINARIOS	27.987.260
TRANSFERENCIAS CORRIENTES	27.987.260
Transferencias corrientes del sector público	27.987.260
Transferencias corrientes internas recibidas del sector público	27.987.260
De la República	27.987.260
Ministerio del Poder Popular para la Cultura	27.987.260
Recursos Ordinarios	27.987.260
1.2 GASTOS CORRIENTES	**28.769.294**
GASTOS DE CONSUMO	28.235.706
Remuneraciones	22.757.086
Sueldos, salarios y otras retribuciones	9.764.614
Beneficios y complementos de sueldos y salarios	9.173.012
Aportes patronales	874.582
Prestaciones sociales y otras indemnizaciones	1.495.605
Asistencia socioeconómica	1.449.273
Compra de bienes y servicios	4.054.400
Bienes de consumo	1.176.429
Servicios no personales	2.877.971
Impuestos indirectos	591.018
Depreciación y amortización	833.202
TRANSFERENCIAS Y DONACIONES CORRIENTES	533.588
Al sector privado	533.588
Transferencias corrientes al sector privado	383.588
Directas a personas	383.588
Pensiones y otros beneficios asociados	97.125
Jubilaciones y otros beneficios asociados	286.463
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(782.034)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**51.168**
RECURSOS PROPIOS DE CAPITAL	51.168
Desahorro en cuenta corriente	(782.034)
Incremento de la depreciación y amortización acumuladas	833.202
2.2 GASTOS DE CAPITAL	**51.168**
INVERSIÓN REAL DIRECTA	51.168
Formación bruta de capital fijo	51.168
Maquinaria, equipos y otros bienes muebles	51.168
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0390

Fundación Cinemateca Nacional

FUNDACIÓN CINEMATECA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Cinemateca Nacional, surge como una necesidad de jerarquizar, fortalecer y dotar de mejores recursos a una institución, para atender la conservación, acopio, catalogación y difusión de documentos y producciones del arte cinematográfico de todas las tendencias y períodos que constituyen el acervo histórico y cultural de las artes cinematográficas internacionales de todos los tiempos, con énfasis, en el arte americano y en especial el venezolano.

Para el año 2015, tiene previsto ejecutar dos (2) proyectos: el primero, "Cinemateca Nacional difundiendo el Buen Cine." con el cual prevé realizar 242.984 actividades cinematográficas y el segundo "Preservación, adquisición y oferta de bienes y servicios culturales cinematográficos para la creación y formación de audiencias emancipadas y emancipadoras", promoviendo 3 restauraciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**33.736.449**
INGRESOS CORRIENTES ORDINARIO	33.736.449
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	300.000
Venta de otros bienes y servicios	300.000
TRANSFERENCIAS CORRIENTES	33.436.449
Transferencias corrientes del sector público	33.436.449
Transferencias corrientes internas recibidas del sector público	33.436.449
De la República	33.436.449
INGRESOS DE CAPITAL	**1.395.000**
RECURSOS PROPIOS DE CAPITAL	1.395.000
Incremento de la depreciación y amortización acumuladas	1.395.000
FUENTES DE FINANCIAMIENTO	**2.955.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.955.000
Disminución de otros activos financieros	2.955.000
Disminución de disponibilidades	2.955.000
Disminución de bancos	2.955.000
TOTAL RECURSOS	**38.086.449**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**35.081.745**
GASTOS DE CONSUMO	34.343.963
Remuneraciones	16.984.383
Sueldos, salarios y otras retribuciones	7.336.807
Beneficios y complementos de sueldos y salarios	4.206.668
Aportes patronales	936.633
Prestaciones sociales y otras indemnizaciones	3.163.551
Asistencia socioeconómica	1.340.724
Compra de bienes y servicios	13.663.071
Bienes de consumo	2.087.973
Servicios no personales	11.575.098
Impuestos indirectos	2.204.509
Depreciación y amortización	1.395.000
GASTOS DE LA PROPIEDAD	97.000
Derechos sobre bienes intangibles	97.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	617.506
Al sector privado	617.506
Transferencias corrientes al sector privado	617.506
Directas a personas	617.506
Pensiones y otros beneficios asociados	48.218
Jubilaciones y otros beneficios asociados	569.288
OTROS GASTOS CORRIENTES	120.276
Otros gastos corrientes	120.276
Bienes y servicios para la venta	120.276
GASTOS DE CAPITAL	**3.004.704**
INVERSIÓN REAL DIRECTA	3.004.704
Formación bruta de capital fijo	2.765.014
Maquinaria, equipos y otros bienes muebles	2.765.014
Bienes intangibles	239.690
TOTAL GASTOS	**38.086.449**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124520	Cinemateca Nacional difundiendo el Buen Cine.	actividad			242.984	3.255.000	17.977.105			21.232.105
124522	Preservación, adquisición y oferta de bienes y servicios culturales cinematográficos para la creación y formación de audiencias emancipadas y emancipadoras	restauración			3		5.428.409			5.428.409
					TOTAL	**3.255.000**	**23.405.514**			**26.660.514**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.226.818			7.226.818
02	Gestión administrativa	1.395.000	2.186.611			3.581.611
03	Previsión y protección social		617.506			617.506
	TOTAL	**1.395.000**	**10.030.935**			**11.425.935**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**66**	**64**	**27**	**157**	**2.635.869**	**1.192.097**	**3.827.966**
Alto Nivel y de Dirección		1		1	17.006	25.200	42.206
Directivo	10	9	3	22	374.123	397.200	771.323
Profesional y Técnico	30	32	12	74	1.275.421	450.686	1.726.107
Personal Administrativo	22	8	10	40	629.207	188.704	817.911
Obrero	4	14	2	20	340.112	130.307	470.419
Personal Contratado	**28**	**19**		**47**	**1.227.062**		**1.227.062**
Profesional y Técnico	28	19		47	1.227.062		1.227.062
TOTAL	**94**	**83**	**27**	**204**	**3.862.931**	**1.192.097**	**5.055.028**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**7**	**11**	**18**	**569.288**
Empleados	6	10	16	511.576
Obreros	1	1	2	57.712
Pensionados	**1**		**1**	**48.218**
Empleados	1		1	48.218
TOTAL	**8**	**11**	**19**	**617.506**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	16.984.383
4.02	Materiales, suministros y mercancías	2.208.249
4.03	Servicios no personales	13.876.607
4.04	Activos reales	3.004.704
4.07	Transferencias y donaciones	617.506
4.08	Otros gastos	1.395.000
	TOTAL	**38.086.449**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**33.736.449**
INGRESOS CORRIENTES ORDINARIO	33.736.449
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	300.000
Venta de otros bienes y servicios	300.000
TRANSFERENCIAS CORRIENTES	33.436.449
Transferencias corrientes del sector público	33.436.449
Transferencias corrientes internas recibidas del sector público	33.436.449
De la República	33.436.449
Ministerio del Poder Popular para la Cultura	33.436.449
Recursos Ordinarios	33.436.449
1.2 GASTOS CORRIENTES	**35.081.745**
GASTOS DE CONSUMO	34.343.963
Remuneraciones	16.984.383
Sueldos, salarios y otras retribuciones	7.336.807
Beneficios y complementos de sueldos y salarios	4.206.668
Aportes patronales	936.633
Prestaciones sociales y otras indemnizaciones	3.163.551
Asistencia socioeconómica	1.340.724
Compra de bienes y servicios	13.663.071
Bienes de consumo	2.087.973
Servicios no personales	11.575.098
Impuestos indirectos	2.204.509
Depreciación y amortización	1.395.000
GASTOS DE LA PROPIEDAD	97.000
Derechos sobre bienes intangibles	97.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	617.506
Al sector privado	617.506
Transferencias corrientes al sector privado	617.506
Directas a personas	617.506
Pensiones y otros beneficios asociados	48.218
Jubilaciones y otros beneficios asociados	569.288

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	120.276
Otros gastos corrientes	120.276
Bienes y servicios para la venta	120.276
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.345.296)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**49.704**
RECURSOS PROPIOS DE CAPITAL	49.704
Desahorro en cuenta corriente	(1.345.296)
Incremento de la depreciación y amortización acumuladas	1.395.000
2.2 GASTOS DE CAPITAL	**3.004.704**
INVERSIÓN REAL DIRECTA	3.004.704
Formación bruta de capital fijo	2.765.014
Maquinaria, equipos y otros bienes muebles	2.765.014
Bienes intangibles	239.690
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(2.955.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.955.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.955.000
Disminución de otros activos financieros	2.955.000
Disminución de disponibilidades	2.955.000
Disminución de bancos	2.955.000
3.2 APLICACIONES FINANCIERAS	**2.955.000**
DÉFICIT FINANCIERO	2.955.000

A0417

Fundación Centro Nacional de la Fotografía (CENAF)

FUNDACIÓN CENTRO NACIONAL DE LA FOTOGRAFÍA (CENAF)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Centro Nacional de la Fotografía (Cenaf), tiene por objeto fundamental ser una institución dedicada exclusivamente al hecho fotográfico, que contribuya a fomentar, promover y desarrollar la investigación, el registro, la difusión, la promoción y la preservación de la fotografía en todas sus formas y manifestaciones; en lo artístico, documental y comunitario, a través de programas de educación, capacitación y adiestramiento, articulados desde sus dependencias para contribuir a su desarrollo, promoción y conservación en todo el territorio nacional, constituyéndose como referencia nacional para la fotografía, trabajando en red con las instituciones del Estado e instituciones privadas relacionadas con el hecho fotográfico.

Para el año 2015 tiene previsto ejecutar el proyecto: "Fotografía en tiempos de revolución" con el cual estima realizar 15 eventos, investigaciones fotográficas para el fomento de los valores de la fotografía nacional con sentido social, publicaciones de fotografías para difundir los valores tradicionales y emergentes de la fotografía nacional e internacional, eventos fotográficos para fortalecer la identidad nacional, talleres para sensibilización, formar y profesionalizar en el conocimiento y uso cabal de la herramienta fotográfica, entre otros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**8.840.247**
INGRESOS CORRIENTES ORDINARIOS	8.840.247
TRANSFERENCIAS CORRIENTES	8.840.247
Transferencias corrientes del sector público	8.840.247
Transferencias corrientes internas recibidas del sector público	8.840.247
De la República	8.840.247
INGRESOS DE CAPITAL	**193.778**
RECURSOS PROPIOS DE CAPITAL	193.778
Incremento de la depreciación y amortización acumuladas	193.778
TOTAL RECURSOS	**9.034.025**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**8.426.883**
GASTOS DE CONSUMO	8.426.883
Remuneraciones	6.102.748
Sueldos, salarios y otras retribuciones	3.298.821
Beneficios y complementos de sueldos y salarios	1.240.549
Aportes patronales	453.288
Prestaciones sociales y otras indemnizaciones	713.104
Asistencia socioeconómica	396.986
Compra de bienes y servicios	1.862.566
Bienes de consumo	661.500
Servicios no personales	1.201.066
Impuestos indirectos	267.791
Depreciación y amortización	193.778
GASTOS DE CAPITAL	**607.142**
INVERSIÓN REAL DIRECTA	607.142
Formación bruta de capital fijo	607.142
Maquinaria, equipos y otros bienes muebles	607.142
TOTAL GASTOS	**9.034.025**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125168	Fotografía en Tiempos de Revolución	evento			15		6.188.173			6.188.173
					TOTAL		**6.188.173**			**6.188.173**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.189.797			2.189.797
02	Gestión administrativa	193.778	462.277			656.055
	TOTAL	**193.778**	**2.652.074**			**2.845.852**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**	**15**	**4**	**29**	**1.213.266**	**547.272**	**1.760.538**
Alto Nivel y de Dirección		1	1	2	91.352	104.400	195.752
Directivo	2	3	2	7	106.543	158.971	265.514
Profesional y Técnico	6	7	1	14	781.317	259.373	1.040.690
Obrero	2	4		6	234.054	24.528	258.582
Personal Contratado	**3**			**3**	**113.109**		**113.109**
Profesional y Técnico	3			3	113.109		113.109
TOTAL	13	15	4	32	1.326.375	547.272	1.873.647

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	6.102.748
4.02	Materiales, suministros y mercancías	661.500
4.03	Servicios no personales	1.468.857
4.04	Activos reales	607.142
4.08	Otros gastos	193.778
	TOTAL	**9.034.025**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.840.247**
INGRESOS CORRIENTES ORDINARIOS	8.840.247
TRANSFERENCIAS CORRIENTES	8.840.247
Transferencias corrientes del sector público	8.840.247
Transferencias corrientes internas recibidas del sector público	8.840.247
De la República	8.840.247
Ministerio del Poder Popular para la Cultura	8.840.247
Recursos Ordinarios	8.840.247
1.2 GASTOS CORRIENTES	**8.426.883**
GASTOS DE CONSUMO	8.426.883
Remuneraciones	6.102.748
Sueldos, salarios y otras retribuciones	3.298.821
Beneficios y complementos de sueldos y salarios	1.240.549
Aportes patronales	453.288
Prestaciones sociales y otras indemnizaciones	713.104
Asistencia socioeconómica	396.986
Compra de bienes y servicios	1.862.566
Bienes de consumo	661.500
Servicios no personales	1.201.066
Impuestos indirectos	267.791
Depreciación y amortización	193.778
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**413.364**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**607.142**
RECURSOS PROPIOS DE CAPITAL	607.142
Ahorro en cuenta corriente	413.364
Incremento de la depreciación y amortización acumuladas	193.778
2.2 GASTOS DE CAPITAL	**607.142**
INVERSIÓN REAL DIRECTA	607.142
Formación bruta de capital fijo	607.142
Maquinaria, equipos y otros bienes muebles	607.142
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0424

Fundación Museos Nacionales

FUNDACIÓN MUSEOS NACIONALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Museos Nacionales tiene por objeto la promoción, difusión, conservación, investigación y valoración del patrimonio artístico y científico concretado en las creaciones artísticas, científicas y culturales tanto de origen autónomo como las procedentes de otras culturas que integran las colecciones de sus dependencias museísticas dirigidas al ámbito de la cultura y del conocimiento universal, así como, el conocimiento científico, para el desarrollo espiritual e intelectual del pueblo venezolano.

Para el año 2015, tiene previsto realizar 3.550 eventos y 16 restauraciones a través de los proyectos "Museos: garantía de acceso a los bienes culturales" y "Museos: un medio socialista para la transformación comunal".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**162.286.979**
INGRESOS CORRIENTES ORDINARIOS	162.286.979
INGRESOS DE OPERACIÓN	2.002.450
Otros ingresos de operación	2.002.450
TRANSFERENCIAS CORRIENTES	160.284.529
Transferencias corrientes del sector público	160.284.529
Transferencias corrientes internas recibidas del sector público	160.284.529
De la República	160.284.529
INGRESOS DE CAPITAL	**867.643**
RECURSOS PROPIOS DE CAPITAL	867.643
Incremento de la depreciación y amortización acumuladas	867.643
TOTAL RECURSOS	**163.154.622**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**156.617.158**
GASTOS DE CONSUMO	147.178.024
Remuneraciones	90.336.767
Sueldos, salarios y otras retribuciones	33.694.727
Beneficios y complementos de sueldos y salarios	28.100.842
Aportes patronales	5.818.485
Prestaciones sociales y otras indemnizaciones	5.565.361
Asistencia socioeconómica	16.812.152
Otros gastos de personal	345.200
Compra de bienes y servicios	51.071.441
Bienes de consumo	17.508.650
Servicios no personales	33.562.791
Impuestos indirectos	4.902.173
Depreciación y amortización	867.643
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.439.134
Al sector privado	9.439.134
Transferencias corrientes al sector privado	5.439.134
Directas a personas	5.439.134
Pensiones y otros beneficios asociados	1.434.592
Jubilaciones y otros beneficios asociados	4.004.542
Donaciones corrientes al sector privado	4.000.000
Donaciones a instituciones sin fines de lucro	4.000.000
GASTOS DE CAPITAL	**6.537.464**
INVERSIÓN REAL DIRECTA	6.537.464
Formación bruta de capital fijo	6.537.464
Maquinaria, equipos y otros bienes muebles	6.537.464
TOTAL GASTOS	**163.154.622**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124463	Museos: garantía de acceso a los bienes culturales	restauración			16	1.437.450	103.357.834			104.795.284
124465	Museos: Un medio socialista para la transformación comunal	evento			3.550		10.700.000			10.700.000
					TOTAL	**1.437.450**	**114.057.834**			**115.495.284**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		19.828.872			19.828.872
02	Gestión administrativa	1.432.643	20.958.689			22.391.332
03	Previsión y protección social		5.439.134			5.439.134
	TOTAL	**1.432.643**	**46.226.695**			**47.659.338**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**315**	**441**		**756**	**19.284.346**	**2.138.149**	**21.422.495**
Alto Nivel y de Dirección		1		1	25.508		25.508
Directivo	29	40		69	1.760.080		1.760.080
Profesional y Técnico	150	136		286	7.295.403	985.978	8.281.381
Personal Administrativo	102	202		304	7.754.551	883.633	8.638.184
Obrero	34	62		96	2.448.804	268.538	2.717.342
Personal Fijo a Tiempo Parcial	**5**	**1**		**6**	**76.525**	**16.318**	**92.843**
Personal Administrativo	5	1		6	76.525	16.318	92.843
Personal Contratado	**14**	**25**		**39**	**1.058.558**		**1.058.558**
Profesional y Técnico	8	7		15	430.422		430.422
Personal Administrativo	6	18		24	628.136		628.136
TOTAL	**334**	**467**		**801**	**20.419.429**	**2.154.467**	**22.573.896**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**59**	**43**	**102**	**4.004.542**
Empleados	59	43	102	4.004.542
Pensionados	**21**	**16**	**37**	**1.434.592**
Empleados	21	16	37	1.434.592
TOTAL	**80**	**59**	**139**	**5.439.134**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	90.336.767
4.02	Materiales, suministros y mercancías	17.508.650
4.03	Servicios no personales	38.464.964
4.04	Activos reales	6.537.464
4.07	Transferencias y donaciones	9.439.134
4.08	Otros gastos	867.643
	TOTAL	**163.154.622**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**162.286.979**
INGRESOS CORRIENTES ORDINARIOS	162.286.979
INGRESOS DE OPERACIÓN	2.002.450
Otros ingresos de operación	2.002.450
TRANSFERENCIAS CORRIENTES	160.284.529
Transferencias corrientes del sector público	160.284.529
Transferencias corrientes internas recibidas del sector público	160.284.529
De la República	160.284.529
Ministerio del Poder Popular para la Cultura	160.284.529
Recursos Ordinarios	160.284.529
1.2 GASTOS CORRIENTES	**156.617.158**
GASTOS DE CONSUMO	147.178.024
Remuneraciones	90.336.767
Sueldos, salarios y otras retribuciones	33.694.727
Beneficios y complementos de sueldos y salarios	28.100.842
Aportes patronales	5.818.485
Prestaciones sociales y otras indemnizaciones	5.565.361
Asistencia socioeconómica	16.812.152
Otros gastos de personal	345.200
Compra de bienes y servicios	51.071.441
Bienes de consumo	17.508.650
Servicios no personales	33.562.791
Impuestos indirectos	4.902.173
Depreciación y amortización	867.643
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.439.134
Al sector privado	9.439.134
Transferencias corrientes al sector privado	5.439.134

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Directas a personas	5.439.134
Pensiones y otros beneficios asociados	1.434.592
Jubilaciones y otros beneficios asociados	4.004.542
Donaciones corrientes al sector privado	4.000.000
Donaciones a instituciones sin fines de lucro	4.000.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**5.669.821**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.537.464**
RECURSOS PROPIOS DE CAPITAL	6.537.464
Ahorro en cuenta corriente	5.669.821
Incremento de la depreciación y amortización acumuladas	867.643
2.2 GASTOS DE CAPITAL	**6.537.464**
INVERSIÓN REAL DIRECTA	6.537.464
Formación bruta de capital fijo	6.537.464
Maquinaria, equipos y otros bienes muebles	6.537.464
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0449

Fundación Distribuidora Venezolana de la Cultura

FUNDACIÓN DISTRIBUIDORA VENEZOLANA DE LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Distribuidora Venezolana de la Cultura (antes "del libro"), cuenta con ocho años de funcionamiento. Fue creada bajo el decreto Nº 4.268 de fecha 06 de febrero del 2006, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.373. Posteriormente, se modifica su denominación a Fundación Distribuidora Venezolana de la Cultura, creada por el Estado venezolano, según decreto Nº 6.107, de fecha 27 mayo de 2008, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.939 de la misma fecha.

Ha venido promoviendo la distribución de libros y publicaciones en gran parte del territorio nacional e internacional, como un medio esencial para el éxito de la política editorial masiva y al mismo tiempo contribuir a la consolidación del Sistema Nacional del Libro, para dar cumplimiento al derecho universal y constitucional de acceso a la información, el conocimiento y el disfrute de los bienes y los servicios culturales que tiene el pueblo venezolano.

La Fundación continúa con el proceso de fortalecimiento de la colocación y distribución de las publicaciones del Estado venezolano y otros bienes y productos culturales, para incrementar el acervo cultural de nuestros pueblos y compartir el aspecto intercultural en el caribe y Latinoamérica. Para el año 2015, la Fundación pretende continuar desarrollando su proyecto medular de distribución de la producción editorial del Estado venezolano, libros importados y otros bienes culturales en el ámbito nacional e internacional denominado como "Bienes Culturales al alcance de todos", a través de la colocación en las Librerías del Sur, librerías privadas, eventos de donaciones y ferias regionales e internacionales, adicionalmente se están creando en todo el país librerías populares - tiendas culturales que consisten en espacios para la promoción y difusión de la actividad cultural, para la expresión de las tradiciones, la creación artística y lugares para la comercialización de bienes culturales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**20.743.362**
INGRESOS CORRIENTES ORDINARIOS	20.743.362
INGRESOS DE OPERACIÓN	3.000.000
Otros ingresos de operación	3.000.000
TRANSFERENCIAS CORRIENTES	17.743.362
Transferencias corrientes del sector público	17.743.362
Transferencias corrientes internas recibidas del sector público	17.743.362
De la República	17.743.362
INGRESOS DE CAPITAL	**1.513**
RECURSOS PROPIOS DE CAPITAL	1.513
Incremento de la depreciación y amortización acumuladas	1.513
TOTAL RECURSOS	**20.744.875**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**20.733.753**
GASTOS DE CONSUMO	17.665.866
Remuneraciones	13.692.488
Sueldos, salarios y otras retribuciones	6.062.151
Beneficios y complementos de sueldos y salarios	4.860.004
Aportes patronales	117.459
Prestaciones sociales y otras indemnizaciones	173.900
Asistencia socioeconómica	1.642.024
Otros gastos de personal	836.950
Compra de bienes y servicios	3.306.551
Bienes de consumo	1.009.094
Servicios no personales	2.297.457
Impuestos indirectos	665.314
Depreciación y amortización	1.513
TRANSFERENCIAS Y DONACIONES CORRIENTES	67.887
Al sector privado	67.887
Transferencias corrientes al sector privado	67.887
Directas a personas	67.887
Jubilaciones y otros beneficios asociados	67.887
OTROS GASTOS CORRIENTES	3.000.000
Otros gastos corrientes	3.000.000
Bienes y servicios para la venta	3.000.000
GASTOS DE CAPITAL	**11.122**
INVERSIÓN REAL DIRECTA	11.122
Formación bruta de capital fijo	11.122
Maquinaria, equipos y otros bienes muebles	11.122
TOTAL GASTOS	**20.744.875**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125541	Bienes culturales al alcance de todos	ejemplar			2.800.000	3.000.000	12.420.353			15.420.353
					TOTAL	3.000.000	12.420.353			15.420.353

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.859.080			4.859.080
02	Gestión administrativa	1.513	396.042			397.555
03	Previsión y protección social		67.887			67.887
	TOTAL	1.513	5.323.009			5.324.522

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**64**		**89**	**4.540.860**		**4.540.860**
Alto Nivel y de Dirección	1			1	51.012		51.012
Directivo	6	15		21	1.071.435		1.071.435
Profesional y Técnico	8	10		18	918.384		918.384
Personal Administrativo	7	3		10	510.213		510.213
Obrero	3	36		39	1.989.816		1.989.816
TOTAL	**25**	**64**		**89**	**4.540.860**		**4.540.860**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**67.887**
Alto Nivel y de Dirección		1	1	67.887
TOTAL		**1**	**1**	**67.887**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	13.692.488
4.02	Materiales, suministros y mercancías	4.009.094
4.03	Servicios no personales	2.962.771
4.04	Activos reales	11.122
4.07	Transferencias y donaciones	67.887
4.08	Otros gastos	1.513
	TOTAL	**20.744.875**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**20.743.362**
INGRESOS CORRIENTES ORDINARIOS	20.743.362
INGRESOS DE OPERACIÓN	3.000.000
Otros ingresos de operación	3.000.000
TRANSFERENCIAS CORRIENTES	17.743.362
Transferencias corrientes del sector público	17.743.362
Transferencias corrientes internas recibidas del sector público	17.743.362
De la República	17.743.362
Ministerio del Poder Popular para la Cultura	17.743.362
Recursos Ordinarios	17.743.362
1.2 GASTOS CORRIENTES	**20.733.753**
GASTOS DE CONSUMO	17.665.866
Remuneraciones	13.692.488
Sueldos, salarios y otras retribuciones	6.062.151
Beneficios y complementos de sueldos y salarios	4.860.004
Aportes patronales	117.459
Prestaciones sociales y otras indemnizaciones	173.900
Asistencia socioeconómica	1.642.024
Otros gastos de personal	836.950
Compra de bienes y servicios	3.306.551
Bienes de consumo	1.009.094
Servicios no personales	2.297.457
Impuestos indirectos	665.314
Depreciación y amortización	1.513
TRANSFERENCIAS Y DONACIONES CORRIENTES	67.887
Al sector privado	67.887
Transferencias corrientes al sector privado	67.887
Directas a personas	67.887
Jubilaciones y otros beneficios asociados	67.887
OTROS GASTOS CORRIENTES	3.000.000
Otros gastos corrientes	3.000.000
Bienes y servicios para la venta	3.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.609**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**11.122**
RECURSOS PROPIOS DE CAPITAL	11.122
Ahorro en cuenta corriente	9.609
Incremento de la depreciación y amortización acumuladas	1.513
2.2 GASTOS DE CAPITAL	**11.122**
INVERSIÓN REAL DIRECTA	11.122
Formación bruta de capital fijo	11.122
Maquinaria, equipos y otros bienes muebles	11.122
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0450

Fundación Compañía Nacional de Danza

FUNDACIÓN COMPAÑÍA NACIONAL DE DANZA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Compañía Nacional de Danza, fue creada el 06 de febrero de 2006, según decreto presidencial N° 4.264 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.373 de la misma fecha y cuenta con ocho años de funcionamiento. Es una institución que proyecta, difunde, promueve y fomenta la danza nacional en todas sus modalidades; así como favorece la inserción laboral y artística de nuestros creadores, interpretes, docentes, investigadores, cultores, gestores culturales y técnicos de la danza nacional.

Su misión es promover la creación y reposición de la obra coreográfica de nuestro país en todas sus expresiones dancísticas, favoreciendo la inserción laboral y artística de alto nivel e impulsando modelos de desarrollo participativo y democrático de los ciudadanos y ciudadanas.

Su visión es ser la institución del Estado representativa del arte de la danza venezolana, portadora de su rico legado en expresiones e identidades, valores patrimoniales, memoria y pertenencia que dan cuenta de nuestro sentir, en plena conexión y compromiso con cada tiempo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**34.009.749**
INGRESOS CORRIENTES ORDINARIOS	34.009.749
INGRESOS DE LA PROPIEDAD	500.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	500.000
Alquileres	500.000
TRANSFERENCIAS CORRIENTES	33.509.749
Transferencias corrientes del sector público	33.509.749
Transferencias corrientes internas recibidas del sector público	33.509.749
De la República	33.509.749
INGRESOS DE CAPITAL	**300.000**
RECURSOS PROPIOS DE CAPITAL	300.000
Incremento de la depreciación y amortización acumuladas	300.000
TOTAL RECURSOS	**34.309.749**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**33.442.532**
GASTOS DE CONSUMO	26.872.852
Remuneraciones	13.207.897
Sueldos, salarios y otras retribuciones	4.965.672
Beneficios y complementos de sueldos y salarios	4.344.585
Aportes patronales	1.495.196
Prestaciones sociales y otras indemnizaciones	927.054
Asistencia socioeconómica	1.475.390
Compra de bienes y servicios	11.884.971
Bienes de consumo	4.064.245
Servicios no personales	7.820.726
Impuestos indirectos	1.434.899
Depreciación y amortización	300.000
GASTOS DE LA PROPIEDAD	45.085
Derechos sobre bienes intangibles	45.085
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.569.680
Al sector privado	6.569.680
Transferencias corrientes al sector privado	6.569.680
Directas a personas	110.680
Jubilaciones y otros beneficios asociados	110.680
A instituciones sin fines de lucro	6.459.000
GASTOS DE CAPITAL	**867.217**
INVERSIÓN REAL DIRECTA	867.217
Formación bruta de capital fijo	867.217
Maquinaria, equipos y otros bienes muebles	867.217
TOTAL GASTOS	**34.309.749**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124541	Promoción y difusión de la danza en sus diferentes géneros como fortalecimiento de la identidad y Patrimonio Cultural de la diversidad Cultural de la Nación.	evento			25	500.000	23.456.824			23.956.824
					TOTAL	**500.000**	**23.456.824**			**23.956.824**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.005.138			5.005.138
02	Gestión administrativa	300.000	4.937.107			5.237.107
03	Previsión y protección social		110.680			110.680
	TOTAL	**300.000**	**10.052.925**			**10.352.925**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**53**	**46**	**34**	**133**	**2.521.669**	**382.754**	**2.904.423**
Alto Nivel y de Dirección	1			1	28.262		28.262
Directivo	13	13	5	31	646.131		646.131
Profesional y Técnico	33	27	25	85	1.287.804	339.042	1.626.846
Personal Administrativo	2	1		3	153.036	7.992	161.028
Obrero	4	5	4	13	406.436	35.720	442.156
Personal Contratado	**8**	**35**		**43**	**1.167.585**		**1.167.585**
Profesional y Técnico	8	35		43	1.167.585		1.167.585
TOTAL	61	81	34	176	3.689.254	382.754	4.072.008

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**		**2**	**110.680**
Alto Nivel y de Dirección	1		1	55.340
Empleados	1		1	55.340
TOTAL	2		2	110.680

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	13.207.897
4.02	Materiales, suministros y mercancías	4.064.245
4.03	Servicios no personales	9.300.710
4.04	Activos reales	867.217
4.07	Transferencias y donaciones	6.569.680
4.08	Otros gastos	300.000
	TOTAL	**34.309.749**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**34.009.749**
INGRESOS CORRIENTES ORDINARIOS	34.009.749
INGRESOS DE LA PROPIEDAD	500.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	500.000
Alquileres	500.000
TRANSFERENCIAS CORRIENTES	33.509.749
Transferencias corrientes del sector público	33.509.749
Transferencias corrientes internas recibidas del sector público	33.509.749
De la República	33.509.749
Ministerio del Poder Popular para la Cultura	33.509.749
Recursos Ordinarios	33.509.749
1.2 GASTOS CORRIENTES	**33.442.532**
GASTOS DE CONSUMO	26.872.852
Remuneraciones	13.207.897
Sueldos, salarios y otras retribuciones	4.965.672
Beneficios y complementos de sueldos y salarios	4.344.585
Aportes patronales	1.495.196
Prestaciones sociales y otras indemnizaciones	927.054
Asistencia socioeconómica	1.475.390
Compra de bienes y servicios	11.884.971
Bienes de consumo	4.064.245
Servicios no personales	7.820.726
Impuestos indirectos	1.434.899
Depreciación y amortización	300.000
GASTOS DE LA PROPIEDAD	45.085
Derechos sobre bienes intangibles	45.085

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.569.680
Al sector privado	6.569.680
Transferencias corrientes al sector privado	6.569.680
Directas a personas	110.680
Jubilaciones y otros beneficios asociados	110.680
A instituciones sin fines de lucro	6.459.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**567.217**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**867.217**
RECURSOS PROPIOS DE CAPITAL	867.217
Ahorro en cuenta corriente	567.217
Incremento de la depreciación y amortización acumuladas	300.000
2.2 GASTOS DE CAPITAL	**867.217**
INVERSIÓN REAL DIRECTA	867.217
Formación bruta de capital fijo	867.217
Maquinaria, equipos y otros bienes muebles	867.217
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0452

Fundación Misión Cultura

FUNDACIÓN MISIÓN CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Cultura fue creada el 27 de marzo de 2006, según Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.406 y cuenta con ocho años de funcionamiento. Es una Fundación que se encarga de la formación de activadores culturales como licenciados en educación y administración mención desarrollo cultural.

Tiene como misión garantizar, como Institución del Estado, el respeto a la inter-culturalidad y la previsión de las condiciones y medios necesarios para enriquecer, proteger y preservar la cultura popular y comunitaria, el patrimonio cultural y la memoria histórica de la nación, en aras de fortalecer la organización del pueblo para el ejercicio del poder popular.

Su visión es ser una institución comprometida en enriquecer, proteger y preservar la cultura popular y comunitaria mediante la formación ideológica, investigación y la difusión en materia cultural.

Para el 2015 prevé ejecutar dos (2) proyectos: "Plan de Formación en Cultura para Vivir la Patria Socialista" y "Sistema Nacional de las Culturas Populares", los cuales llevan a cabo el plan de formación que garantiza la participación protagónica.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**108.757.217**
INGRESOS CORRIENTES ORDINARIOS	108.757.217
TRANSFERENCIAS CORRIENTES	108.757.217
Transferencias corrientes del sector público	108.757.217
Transferencias corrientes internas recibidas del sector público	108.757.217
De la República	108.757.217
INGRESOS DE CAPITAL	**2.342.310**
RECURSOS PROPIOS DE CAPITAL	2.342.310
Incremento de la depreciación y amortización acumuladas	2.342.310
TOTAL RECURSOS	**111.099.527**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**110.037.923**
GASTOS DE CONSUMO	108.561.997
Remuneraciones	63.267.147
Sueldos, salarios y otras retribuciones	30.238.832
Beneficios y complementos de sueldos y salarios	11.395.164
Aportes patronales	4.492.260
Prestaciones sociales y otras indemnizaciones	8.236.643
Asistencia socioeconómica	8.904.248
Compra de bienes y servicios	38.619.665
Bienes de consumo	16.203.370
Servicios no personales	22.416.295
Impuestos indirectos	4.332.875
Depreciación y amortización	2.342.310
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.475.926
Al sector privado	1.475.926
Transferencias corrientes al sector privado	271.926
Directas a personas	271.926
Pensiones y otros beneficios asociados	271.926
Donaciones corrientes al sector privado	1.204.000
Donaciones a personas	670.000
Donaciones a instituciones sin fines de lucro	534.000
GASTOS DE CAPITAL	**1.061.604**
INVERSIÓN REAL DIRECTA	1.061.604
Formación bruta de capital fijo	1.061.604
Maquinaria, equipos y otros bienes muebles	1.061.604
TOTAL GASTOS	**111.099.527**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125552	Plan de formación en Cultura para vivir La Patria Socialista	proceso			518		70.130.052			70.130.052
125556	Sistema Nacional de las Culturas Populares	actividad			30.330		6.000.000			6.000.000
					TOTAL		**76.130.052**			**76.130.052**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		30.048.068			30.048.068
02	Gestión administrativa	2.342.310	2.307.171			4.649.481
03	Previsión y protección social		271.926			271.926
	TOTAL	**2.342.310**	**32.627.165**			**34.969.475**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**228**	**152**	**25**	**405**	**12.635.694**	**3.302.346**	**15.938.040**
Alto Nivel y de Dirección		1		1	49.742	37.800	87.542
Directivo	23	14	4	41	1.285.595	343.196	1.628.791
Profesional y Técnico	157	97	16	270	8.466.115	2.260.070	10.726.185
Personal Administrativo	46	29	4	79	2.477.123	661.280	3.138.403
Obrero	2	11	1	14	357.119		357.119
Personal Contratado	**59**	**28**		**87**	**3.081.190**		**3.081.190**
Directivo	1			1	35.416		35.416
Profesional y Técnico	43	20		63	2.231.207		2.231.207
Personal Administrativo	15	8		23	814.567		814.567
TOTAL	**287**	**180**	**25**	**492**	**15.716.884**	**3.302.346**	**19.019.230**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**3**	**3**	**6**	**271.926**
Empleados	3	2	5	226.605
Obreros		1	1	45.321
TOTAL	**3**	**3**	**6**	**271.926**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	63.267.147
4.02	Materiales, suministros y mercancías	16.203.370
4.03	Servicios no personales	26.749.170
4.04	Activos reales	1.061.604
4.07	Transferencias y donaciones	1.475.926
4.08	Otros gastos	2.342.310
	TOTAL	**111.099.527**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**108.757.217**
INGRESOS CORRIENTES ORDINARIOS	108.757.217
TRANSFERENCIAS CORRIENTES	108.757.217
Transferencias corrientes del sector público	108.757.217
Transferencias corrientes internas recibidas del sector público	108.757.217
De la República	108.757.217
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno (Recursos Ordinarios)	86.221.885
Ministerio del Poder Popular para la Cultura (Recursos Ordinarios)	22.535.332
1.2 GASTOS CORRIENTES	**110.037.923**
GASTOS DE CONSUMO	108.561.997
Remuneraciones	63.267.147
Sueldos, salarios y otras retribuciones	30.238.832
Beneficios y complementos de sueldos y salarios	11.395.164
Aportes patronales	4.492.260
Prestaciones sociales y otras indemnizaciones	8.236.643
Asistencia socioeconómica	8.904.248
Compra de bienes y servicios	38.619.665
Bienes de consumo	16.203.370
Servicios no personales	22.416.295
Impuestos indirectos	4.332.875
Depreciación y amortización	2.342.310

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.475.926
Al sector privado	1.475.926
Transferencias corrientes al sector privado	271.926
Directas a personas	271.926
Pensiones y otros beneficios asociados	271.926
Donaciones corrientes al sector privado	1.204.000
Donaciones a personas	670.000
Donaciones a instituciones sin fines de lucro	534.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.280.706)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.061.604**
RECURSOS PROPIOS DE CAPITAL	1.061.604
Desahorro en cuenta corriente	(1.280.706)
Incremento de la depreciación y amortización acumuladas	2.342.310
2.2 GASTOS DE CAPITAL	**1.061.604**
INVERSIÓN REAL DIRECTA	1.061.604
Formación bruta de capital fijo	1.061.604
Maquinaria, equipos y otros bienes muebles	1.061.604
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0453

Fundación Editorial El Perro y La Rana

FUNDACIÓN EDITORIAL EL PERRO Y LA RANA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Editorial el Perro y la Rana es una institución del Ministerio del Poder Popular para la Cultura cuyo objetivo es realizar publicaciones masivas de libros de calidad y a bajos costos, que promuevan la lectura y la escritura en el pueblo venezolano, por medio de una serie de colecciones las cuales serán difundidas y distribuidas en el ámbito nacional e internacional, aunado a la visión de ser una organización editorial del Estado, que contribuya al desarrollo cultural de Venezuela, implementando las políticas educativas, sociales, económicas y culturales del Gobierno Bolivariano permitiendo el rescate e identificación con nuestras tradiciones y costumbres para lograr así, el progresivo desarrollo del país con una eficiente administración de los recursos provenientes del Ejecutivo Nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**36.663.933**
INGRESOS CORRIENTES ORDINARIOS	36.663.933
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	360.000
Venta de otros bienes y servicios	360.000
TRANSFERENCIAS CORRIENTES	36.303.933
Transferencias corrientes del sector público	36.303.933
Transferencias corrientes internas recibidas del sector público	36.303.933
De la República	36.303.933
INGRESOS DE CAPITAL	**370.000**
RECURSOS PROPIOS DE CAPITAL	370.000
Incremento de la depreciación y amortización acumuladas	370.000
FUENTES DE FINANCIAMIENTO	**48.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	48.000
Disminución de otros activos financieros	48.000
Disminución de disponibilidades	48.000
Disminución de bancos	48.000
TOTAL RECURSOS	**37.081.933**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**33.933.933**
GASTOS DE CONSUMO	33.633.933
Remuneraciones	20.649.933
Sueldos, salarios y otras retribuciones	8.657.774
Beneficios y complementos de sueldos y salarios	5.050.968
Aportes patronales	2.389.857
Prestaciones sociales y otras indemnizaciones	1.735.929
Asistencia socioeconómica	2.815.405
Compra de bienes y servicios	11.630.000
Bienes de consumo	5.964.000
Servicios no personales	5.616.000
Impuestos indirectos	984.000
Depreciación y amortización	370.000
GASTOS DE LA PROPIEDAD	50.000
Derechos sobre bienes intangibles	50.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Transferencias corrientes al sector privado	300.000
Directas a personas	300.000
Jubilaciones y otros beneficios asociados	300.000
GASTOS DE CAPITAL	**2.740.000**
INVERSIÓN REAL DIRECTA	2.740.000
Formación bruta de capital fijo	2.740.000
Maquinaria, equipos y otros bienes muebles	2.740.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**408.000**
DISMINUCIÓN DE PASIVOS	408.000
Disminución de cuentas y efectos por pagar	408.000
Disminución de cuentas y efectos por pagar a corto plazo	408.000
Disminución cuentas por pagar a proveedores a corto plazo	408.000
TOTAL GASTOS	**37.081.933**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125167	Edición, producción e impresión de libros y publicaciones periódicas	Edición			636		25.412.753			25.412.753
					TOTAL		**25.412.753**			**25.412.753**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.214.180			6.214.180
02	Gestión administrativa	778.000	4.255.000			5.033.000
03	Previsión y protección social		300.000			300.000
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		122.000			122.000
	TOTAL	**778.000**	**10.891.180**			**11.669.180**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**62**	**65**		**127**	**2.947.132**	**401.995**	**3.349.127**
Alto Nivel y de Dirección	1			1	53.940	98.378	152.318
Directivo	20	13		33	475.898		475.898
Profesional y Técnico	35	33		68	1.297.903	206.804	1.504.707
Personal Administrativo	3			3	389.372	36.495	425.867
Obrero	3	19		22	730.019	60.318	790.337
Personal Contratado	**20**	**13**		**33**	**1.618.625**		**1.618.625**
Profesional y Técnico	13	8		21	938.802		938.802
Personal Administrativo	7	5		12	679.823		679.823
TOTAL	**82**	**78**		**160**	**4.565.757**	**401.995**	**4.967.752**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**		**2**	**300.000**
Alto Nivel y de Dirección	1		1	180.000
Empleados	1		1	120.000
TOTAL	**2**		**2**	**300.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	20.649.933
4.02	Materiales, suministros y mercancías	5.964.000
4.03	Servicios no personales	6.650.000
4.04	Activos reales	2.740.000
4.07	Transferencias y donaciones	300.000
4.08	Otros gastos	370.000
4.11	Disminución de pasivos	408.000
	TOTAL	**37.081.933**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**36.663.933**
INGRESOS CORRIENTES ORDINARIOS	36.663.933
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	360.000
Venta de otros bienes y servicios	360.000
TRANSFERENCIAS CORRIENTES	36.303.933
Transferencias corrientes del sector público	36.303.933
Transferencias corrientes internas recibidas del sector público	36.303.933
De la República	36.303.933
Ministerio del Poder Popular para la Cultura	36.303.933
Recursos Ordinarios	36.303.933
1.2 GASTOS CORRIENTES	**33.933.933**
GASTOS DE CONSUMO	33.633.933
Remuneraciones	20.649.933
Sueldos, salarios y otras retribuciones	8.657.774
Beneficios y complementos de sueldos y salarios	5.050.968
Aportes patronales	2.389.857
Prestaciones sociales y otras indemnizaciones	1.735.929
Asistencia socioeconómica	2.815.405
Compra de bienes y servicios	11.630.000
Bienes de consumo	5.964.000
Servicios no personales	5.616.000
Impuestos indirectos	984.000
Depreciación y amortización	370.000
GASTOS DE LA PROPIEDAD	50.000
Derechos sobre bienes intangibles	50.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Transferencias corrientes al sector privado	300.000
Directas a personas	300.000
Jubilaciones y otros beneficios asociados	300.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**2.730.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.100.000**
RECURSOS PROPIOS DE CAPITAL	3.100.000
Ahorro en cuenta corriente	2.730.000
Incremento de la depreciación y amortización acumuladas	370.000
2.2 GASTOS DE CAPITAL	**2.740.000**
INVERSIÓN REAL DIRECTA	2.740.000
Formación bruta de capital fijo	2.740.000
Maquinaria, equipos y otros bienes muebles	2.740.000
2.3 RESULTADO FINANCIERO : SUPERAVIT	**360.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**408.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	48.000
Disminución de otros activos financieros	48.000
Disminución de disponibilidades	48.000
Disminución de bancos	48.000
SUPERÁVIT FINANCIERO	360.000
3.2 APLICACIONES FINANCIERAS	**408.000**
DISMINUCIÓN DE PASIVOS	408.000
Disminución de cuentas y efectos por pagar	408.000
Disminución de cuentas y efectos por pagar a corto plazo	408.000
Disminución cuentas por pagar a proveedores a corto plazo	408.000

A0459

Fundación Red de Arte

FUNDACIÓN RED DE ARTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Red de Arte, es una Institución del Ministerio del Poder Popular para la Cultura cuyo objetivo es representar y promocionar la producción de bienes culturales producidos por los creadores artísticos de las diferentes regiones del país; contribuyendo a impulsar la valoración, proyección y consolidación del sentido de permanencia, identidad y de preservación de los valores y desarrollar estrategias de formación artística, desde el punto de vista de sus capacidades y potencial creativo, así como garantizar la participación del talento artístico en el mercado nacional, mediante la creación de espacios para la comercialización de la producción de los bienes culturales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**29.945.242**
INGRESOS CORRIENTES ORDINARIOS	29.945.242
INGRESOS DE OPERACIÓN	500.000
Otros ingresos de operación	500.000
TRANSFERENCIAS CORRIENTES	29.445.242
Transferencias corrientes del sector público	29.445.242
Transferencias corrientes internas recibidas del sector público	29.445.242
De la República	29.445.242
INGRESOS DE CAPITAL	**31.420**
RECURSOS PROPIOS DE CAPITAL	31.420
Incremento de la depreciación y amortización acumuladas	31.420
TOTAL RECURSOS	**29.976.662**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**28.720.759**
GASTOS DE CONSUMO	25.094.786
Remuneraciones	14.519.178
Sueldos, salarios y otras retribuciones	6.610.688
Beneficios y complementos de sueldos y salarios	4.314.997
Aportes patronales	895.377
Prestaciones sociales y otras indemnizaciones	1.404.294
Asistencia socioeconómica	1.293.822
Compra de bienes y servicios	9.106.605
Bienes de consumo	2.449.368
Servicios no personales	6.657.237
Impuestos indirectos	1.437.583
Depreciación y amortización	31.420
TRANSFERENCIAS Y DONACIONES CORRIENTES	877.304
Al sector privado	877.304
Transferencias corrientes al sector privado	877.304
Directas a personas	350.437
Pensiones y otros beneficios asociados	75.133
Jubilaciones y otros beneficios asociados	275.304
Otras transferencias corrientes internas al sector privado	526.867
OTROS GASTOS CORRIENTES	2.748.669
Otros gastos corrientes	2.748.669
Bienes y servicios para la venta	2.748.669
GASTOS DE CAPITAL	**1.255.903**
INVERSIÓN REAL DIRECTA	1.255.903
Formación bruta de capital fijo	1.242.824
Maquinaria, equipos y otros bienes muebles	1.242.824
Bienes intangibles	13.079
TOTAL GASTOS	**29.976.662**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124778	Desarrollo y creación artesanal hacia una cultura socialista	evento			508	500.000	20.611.669			21.111.669
					TOTAL	**500.000**	**20.611.669**			**21.111.669**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.695.838			5.695.838
02	Gestión administrativa	31.420	2.787.298			2.818.718
03	Previsión y protección social		350.437			350.437
	TOTAL	**31.420**	**8.833.573**			**8.864.993**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**49**	**38**	**8**	**95**	**4.095.672**	**1.148.569**	**5.244.241**
Alto Nivel y de Dirección	1			1	880.035	750.309	1.630.344
Directivo	10	7	5	22	621.299	92.963	714.262
Profesional y Técnico	34	21	3	58	1.638.053	245.100	1.883.153
Personal Administrativo	2	2		4	112.922	16.897	129.819
Obrero	2	8		10	843.363	43.300	886.663
Personal Contratado	**14**	**9**		**23**	**445.869**		**445.869**
Profesional y Técnico	10	7		17	329.542		329.542
Personal Administrativo	4	2		6	116.327		116.327
TOTAL	63	47	8	118	4.541.541	1.148.569	5.690.110

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**1**	**3**	**275.304**
Alto Nivel y de Dirección	2	1	3	275.304
Pensionados	**1**		**1**	**75.133**
Obreros	1		1	75.133
TOTAL	3	1	4	350.437

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	14.519.178
4.02	Materiales, suministros y mercancías	5.198.037
4.03	Servicios no personales	8.094.820
4.04	Activos reales	1.255.903
4.07	Transferencias y donaciones	877.304
4.08	Otros gastos	31.420
	TOTAL	**29.976.662**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.945.242**
INGRESOS CORRIENTES ORDINARIOS	29.945.242
INGRESOS DE OPERACIÓN	500.000
Otros ingresos de operación	500.000
TRANSFERENCIAS CORRIENTES	29.445.242
Transferencias corrientes del sector público	29.445.242
Transferencias corrientes internas recibidas del sector público	29.445.242
De la República	29.445.242
Ministerio del Poder Popular para la Cultura	29.445.242
Recursos Ordinarios	29.445.242
1.2 GASTOS CORRIENTES	**28.720.759**
GASTOS DE CONSUMO	25.094.786
Remuneraciones	14.519.178
Sueldos, salarios y otras retribuciones	6.610.688
Beneficios y complementos de sueldos y salarios	4.314.997
Aportes patronales	895.377
Prestaciones sociales y otras indemnizaciones	1.404.294
Asistencia socioeconómica	1.293.822
Compra de bienes y servicios	9.106.605
Bienes de consumo	2.449.368
Servicios no personales	6.657.237
Impuestos indirectos	1.437.583
Depreciación y amortización	31.420
TRANSFERENCIAS Y DONACIONES CORRIENTES	877.304
Al sector privado	877.304
Transferencias corrientes al sector privado	877.304
Directas a personas	350.437
Pensiones y otros beneficios asociados	75.133
Jubilaciones y otros beneficios asociados	275.304
Otras transferencias corrientes internas al sector privado	526.867
OTROS GASTOS CORRIENTES	2.748.669
Otros gastos corrientes	2.748.669
Bienes y servicios para la venta	2.748.669

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**1.224.483**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.255.903**
RECURSOS PROPIOS DE CAPITAL	1.255.903
Ahorro en cuenta corriente	1.224.483
Incremento de la depreciación y amortización acumuladas	31.420
2.2 GASTOS DE CAPITAL	**1.255.903**
INVERSIÓN REAL DIRECTA	1.255.903
Formación bruta de capital fijo	1.242.824
Maquinaria, equipos y otros bienes muebles	1.242.824
Bienes intangibles	13.079
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0462

Fundación Imprenta de la Cultura

FUNDACIÓN IMPRENTA DE LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La creación de la Fundación fue autorizada mediante Decreto N° 5.061 de fecha 18 de diciembre de 2006, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.587 de fecha 19 de diciembre de 2006.

Su misión es garantizar la soberanía editorial y el acceso al conocimiento mediante la imprenta gráfica, estimulando la ejecución de procesos eficientes y racionales que permitan impulsar un cambio cultural, enalteciendo la grandeza de nuestros valores, orientando esfuerzos al rescate de la identidad nacional, en los distintos ámbitos de la cultura y en aras de lograr una mejor calidad de vida de los venezolanos y venezolanas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**40.555.420**
INGRESOS CORRIENTES ORDINARIOS	40.555.420
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.281.684
Venta de otros bienes y servicios	5.281.684
TRANSFERENCIAS CORRIENTES	35.273.736
Transferencias corrientes del sector público	35.273.736
Transferencias corrientes internas recibidas del sector público	35.273.736
De la República	35.273.736
INGRESOS DE CAPITAL	**130.110**
RECURSOS PROPIOS DE CAPITAL	130.110
Incremento de la depreciación y amortización acumuladas	130.110
TOTAL RECURSOS	**40.685.530**

CAPÍTULO II

PRESUPUE TO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívar)

Denominación	Presupuesto 2015
GASTOS COR NTES	**39.802.430**
GASTC E CONSUMO	39.792.430
Rem aciones	21.970.300
Si os, salarios y otras retribuciones	8.069.504
B cios y complementos de sueldos y salarios	5.826.495
A s patronales	1.782.592
P aciones sociales y otras indemnizaciones	4.400.361
A ncia socioeconómica	1.891.348
Com de bienes y servicios	15.699.849
B s de consumo	5.634.965
S cios no personales	10.064.884
Imp os indirectos	1.992.171
Dep ación y amortización	130.110
TRAN RENCIAS Y DONACIONES CORRIENTES	10.000
Al s r privado	10.000
D ciones corrientes al sector privado	10.000
naciones a personas	10.000
GASTOS DE PITAL	**883.100**
INVE N REAL DIRECTA	883.100
For ón bruta de capital fijo	883.100
uinaria, equipos y otros bienes muebles	183.100
strucciones de bienes de dominio privado	700.000
TOTAL GASTOS	**40.685.530**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124715	Imprenta cultural para el pensamiento crítico	ejemplar			1.048.250	5.281.684	24.691.615			29.973.299
					TOTAL	5.281.684	24.691.615			29.973.299

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.528.004			6.528.004
02	Gestión administrativa	130.110	4.054.117			4.184.227
	TOTAL	130.110	10.582.121			10.712.231

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**70**	**111**		**181**	**4.992.241**	**1.470.125**	**6.462.366**
Alto Nivel y de Dirección		1		1	25.508	37.800	63.308
Directivo	18	14		32	836.701	623.274	1.459.975
Profesional y Técnico	14	1		15	392.203	292.160	684.363
Obrero	38	95		133	3.737.829	516.891	4.254.720
Personal Contratado	**8**	**8**		**16**	**431.338**		**431.338**
Personal Administrativo	8	8		16	431.338		431.338
TOTAL	**78**	**119**		**197**	**5.423.579**	**1.470.125**	**6.893.704**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	21.970.300
4.02	Materiales, suministros y mercancías	5.634.965
4.03	Servicios no personales	12.057.055
4.04	Activos reales	883.100
4.07	Transferencias y donaciones	10.000
4.08	Otros gastos	130.110
	TOTAL	**40.685.530**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**40.555.420**
INGRESOS CORRIENTES ORDINARIOS	40.555.420
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.281.684
Venta de otros bienes y servicios	5.281.684
TRANSFERENCIAS CORRIENTES	35.273.736
Transferencias corrientes del sector público	35.273.736
Transferencias corrientes internas recibidas del sector público	35.273.736
De la República	35.273.736
Ministerio del Poder Popular para la Cultura	35.273.736
Recursos Ordinarios	35.273.736
1.2 GASTOS CORRIENTES	**39.802.430**
GASTOS DE CONSUMO	39.792.430
Remuneraciones	21.970.300
Sueldos, salarios y otras retribuciones	8.069.504
Beneficios y complementos de sueldos y salarios	5.826.495
Aportes patronales	1.782.592
Prestaciones sociales y otras indemnizaciones	4.400.361
Asistencia socioeconómica	1.891.348
Compra de bienes y servicios	15.699.849
Bienes de consumo	5.634.965
Servicios no personales	10.064.884
Impuestos indirectos	1.992.171
Depreciación y amortización	130.110
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.000
Al sector privado	10.000
Donaciones corrientes al sector privado	10.000
Donaciones a personas	10.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**752.990**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**883.100**
RECURSOS PROPIOS DE CAPITAL	883.100
Ahorro en cuenta corriente	752.990
Incremento de la depreciación y amortización acumuladas	130.110
2.2 GASTOS DE CAPITAL	**883.100**
INVERSIÓN REAL DIRECTA	883.100
Formación bruta de capital fijo	883.100
Maquinaria, equipos y otros bienes muebles	183.100
Construcciones de bienes de dominio privado	700.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0469

Fundación Centro Nacional del Disco (CENDIS)

FUNDACIÓN CENTRO NACIONAL DEL DISCO (CENDIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación tiene como visión ser el instituto a través del cual el Estado venezolano coordine, promueva y ejecute las políticas y lineamientos en materia discográfica, destinados a recuperar, reactivar, afianzar y difundir la identidad cultural del pueblo venezolano mediante la producción y comercialización a nivel nacional e internacional de discos compactos (CD's), discos versátiles digitales (DVD's), u otros soportes materiales que contengan obras musicales o audiovisuales.

Para el año 2015, se tiene previsto producir 130 títulos a través del proyecto "Artistas profundizando la acción social y patrimonial".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**24.072.418**
INGRESOS CORRIENTES ORDINARIOS	24.072.418
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.263.694
Venta de otros bienes y servicios	1.263.694
TRANSFERENCIAS CORRIENTES	22.808.724
Transferencias corrientes del sector público	22.808.724
Transferencias corrientes internas recibidas del sector público	22.808.724
De la República	22.808.724
INGRESOS DE CAPITAL	**344.307**
RECURSOS PROPIOS DE CAPITAL	344.307
Incremento de la depreciación y amortización acumuladas	344.307
TOTAL RECURSOS	**24.416.725**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**23.251.972**
GASTOS DE CONSUMO	23.251.972
Remuneraciones	13.136.741
Sueldos, salarios y otras retribuciones	5.346.309
Beneficios y complementos de sueldos y salarios	4.135.720
Aportes patronales	965.686
Prestaciones sociales y otras indemnizaciones	1.425.698
Asistencia socioeconómica	1.263.328
Compra de bienes y servicios	8.759.555
Bienes de consumo	3.185.588
Servicios no personales	5.573.967
Impuestos indirectos	996.369
Depreciación y amortización	344.307
GASTOS DE LA PROPIEDAD	15.000
Derechos sobre bienes intangibles	15.000
GASTOS DE CAPITAL	**1.164.753**
INVERSIÓN REAL DIRECTA	1.164.753
Formación bruta de capital fijo	1.164.753
Maquinaria, equipos y otros bienes muebles	1.164.753
TOTAL GASTOS	**24.416.725**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124474	Artistas profundizando la acción social y patrimonial	título			130	575.441	15.966.107			16.541.548
					TOTAL	575.441	15.966.107			16.541.548

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.436.026			5.436.026
02	Gestión administrativa	1.032.560	1.383.327			2.415.887
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		23.264			23.264
	TOTAL	1.032.560	6.842.617			7.875.177

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**32**	**49**	**106**	**2.232.000**	**240.429**	**2.472.429**
Alto Nivel y de Dirección		1		1	29.760		29.760
Directivo	11	15	5	31	648.833		648.833
Profesional y Técnico	9	9	30	48	1.004.645	151.054	1.155.699
Personal Administrativo	2		10	12	251.162	37.764	288.926
Obrero	3	7	4	14	297.600	51.611	349.211
Personal Contratado	**5**			**5**	**154.040**		**154.040**
Profesional y Técnico	1			1	35.000		35.000
Obrero	4			4	119.040		119.040
TOTAL	**30**	**32**	**49**	**111**	**2.386.040**	**240.429**	**2.626.469**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	13.136.741
4.02	Materiales, suministros y mercancías	3.185.588
4.03	Servicios no personales	6.585.336
4.04	Activos reales	1.164.753
4.08	Otros gastos	344.307
	TOTAL	**24.416.725**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**24.072.418**
INGRESOS CORRIENTES ORDINARIOS	24.072.418
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.263.694
Venta de otros bienes y servicios	1.263.694
TRANSFERENCIAS CORRIENTES	22.808.724
Transferencias corrientes del sector público	22.808.724
Transferencias corrientes internas recibidas del sector público	22.808.724
De la República	22.808.724
Ministerio del Poder Popular para la Cultura	22.808.724
Recursos Ordinarios	22.808.724
1.2 GASTOS CORRIENTES	**23.251.972**
GASTOS DE CONSUMO	23.251.972
Remuneraciones	13.136.741
Sueldos, salarios y otras retribuciones	5.346.309
Beneficios y complementos de sueldos y salarios	4.135.720
Aportes patronales	965.686
Prestaciones sociales y otras indemnizaciones	1.425.698
Asistencia socioeconómica	1.263.328
Compra de bienes y servicios	8.759.555
Bienes de consumo	3.185.588
Servicios no personales	5.573.967
Impuestos indirectos	996.369
Depreciación y amortización	344.307
GASTOS DE LA PROPIEDAD	15.000
Derechos sobre bienes intangibles	15.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**820.446**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.164.753**
RECURSOS PROPIOS DE CAPITAL	1.164.753
Ahorro en cuenta corriente	820.446

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de la depreciación y amortización acumuladas	344.307
2.2 GASTOS DE CAPITAL	**1.164.753**
INVERSIÓN REAL DIRECTA	1.164.753
Formación bruta de capital fijo	1.164.753
Maquinaria, equipos y otros bienes muebles	1.164.753
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0486

Fundación Centro Nacional de la Historia

FUNDACIÓN CENTRO NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Centro Nacional de la Historia, tiene como misión ejercer la rectoría de las políticas y desarrollar las acciones y actividades del Estado venezolano en lo concerniente al conocimiento, investigación, resguardo y difusión de la historia nacional y la memoria colectiva y patrimonio histórico del pueblo, garantizando el derecho de las comunidades a participar en el enriquecimiento de los mismos.

Para el año 2015, tiene previsto realizar 85 investigaciones a través del proyecto "Socialización de la memoria histórica del pueblo venezolano".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**31.752.039**
INGRESOS CORRIENTES ORDINARIOS	31.752.039
TRANSFERENCIAS CORRIENTES	31.752.039
Transferencias corrientes del sector público	31.752.039
Transferencias corrientes internas recibidas del sector público	31.752.039
De la República	31.752.039
INGRESOS DE CAPITAL	**10.000**
RECURSOS PROPIOS DE CAPITAL	10.000
Incremento de la depreciación y amortización acumuladas	10.000
TOTAL RECURSOS	**31.762.039**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**28.803.919**
GASTOS DE CONSUMO	28.495.496
Remuneraciones	17.696.508
Sueldos, salarios y otras retribuciones	12.785.794
Beneficios y complementos de sueldos y salarios	1.980.386
Aportes patronales	571.481
Prestaciones sociales y otras indemnizaciones	574.861
Asistencia socioeconómica	1.783.986
Compra de bienes y servicios	9.089.948
Bienes de consumo	2.900.348
Servicios no personales	6.189.600
Impuestos indirectos	1.699.040
Depreciación y amortización	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	308.423
Al sector privado	308.423
Transferencias corrientes al sector privado	308.423
Directas a personas	308.423
Pensiones y otros beneficios asociados	123.356
Jubilaciones y otros beneficios asociados	185.067
GASTOS DE CAPITAL	**2.958.120**
INVERSIÓN REAL DIRECTA	2.958.120
Formación bruta de capital fijo	2.958.120
Maquinaria, equipos y otros bienes muebles	100.000
Construcciones de bienes de dominio privado	2.858.120
TOTAL GASTOS	**31.762.039**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125143	Socialización de la memoria histórica del pueblo venezolano	investigación			85		25.593.247			25.593.247
					TOTAL		**25.593.247**			**25.593.247**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.719.909			3.719.909
02	Gestión administrativa	10.000	2.130.460			2.140.460
03	Previsión y protección social		308.423			308.423
	TOTAL	**10.000**	**6.158.792**			**6.168.792**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**49**	**42**		**91**	**4.665.981**	**144.096**	**4.810.077**
Alto Nivel y de Dirección	13	18		31	1.581.534		1.581.534
Profesional y Técnico	18	10		28	1.406.019		1.406.019
Obrero	18	14		32	1.678.428	144.096	1.822.524
Personal Contratado	**24**	**53**		**77**	**3.952.563**		**3.952.563**
Directivo	3	6		9	459.216		459.216
Profesional y Técnico	10	4		14	714.336		714.336
Personal Administrativo	11	43		54	2.779.011		2.779.011
TOTAL	**73**	**95**		**168**	**8.618.544**	**144.096**	**8.762.640**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**1**	**3**	**185.067**
Obreros	2	1	3	185.067
Pensionados		**2**	**2**	**123.356**
Obreros		2	2	123.356
TOTAL	**2**	**3**	**5**	**308.423**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	17.696.508
4.02	Materiales, suministros y mercancías	2.900.348
4.03	Servicios no personales	7.888.640
4.04	Activos reales	2.958.120
4.07	Transferencias y donaciones	308.423
4.08	Otros gastos	10.000
	TOTAL	**31.762.039**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**31.752.039**
INGRESOS CORRIENTES ORDINARIOS	31.752.039
TRANSFERENCIAS CORRIENTES	31.752.039
Transferencias corrientes del sector público	31.752.039
Transferencias corrientes internas recibidas del sector público	31.752.039
De la República	31.752.039
Ministerio del Poder Popular para la Cultura	31.752.039
Recursos Ordinarios	31.752.039
1.2 GASTOS CORRIENTES	**28.803.919**
GASTOS DE CONSUMO	28.495.496
Remuneraciones	17.696.508
Sueldos, salarios y otras retribuciones	12.785.794
Beneficios y complementos de sueldos y salarios	1.980.386
Aportes patronales	571.481
Prestaciones sociales y otras indemnizaciones	574.861
Asistencia socioeconómica	1.783.986
Compra de bienes y servicios	9.089.948
Bienes de consumo	2.900.348
Servicios no personales	6.189.600
Impuestos indirectos	1.699.040
Depreciación y amortización	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	308.423
Al sector privado	308.423
Transferencias corrientes al sector privado	308.423
Directas a personas	308.423
Pensiones y otros beneficios asociados	123.356
Jubilaciones y otros beneficios asociados	185.067
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.948.120**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.958.120**
RECURSOS PROPIOS DE CAPITAL	2.958.120

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Ahorro en cuenta corriente	2.948.120
Incremento de la depreciación y amortización acumuladas	10.000
2.2 GASTOS DE CAPITAL	**2.958.120**
INVERSIÓN REAL DIRECTA	2.958.120
Formación bruta de capital fijo	2.958.120
Maquinaria, equipos y otros bienes muebles	100.000
Construcciones de bienes de dominio privado	2.858.120
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0821

Centro Nacional Autónomo de Cinematografía (CNAC)

CENTRO NACIONAL AUTÓNOMO DE CINEMATOGRAFÍA (CNAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Centro Nacional Autónomo de Cinematografía (CNAC) formula el presupuesto correspondiente al Ejercicio Económico Financiero 2015, a los fines de cubrir las necesidades de la institución y poder desarrollar las actividades inherentes a sus objetivos, en lo previsto en la Ley de la Cinematografía Nacional, en sus artículos 39 y 40, así como lo dispuesto en la Ley de Presupuesto 2015 y las directrices de los Órganos Controladores en materia cinematográfica (Producción, Distribución, Exhibición, Post Producción, Comercialización y Difusión de Obras Cinematográficas). Los recursos serán destinados a los proyectos: “Laboratorio del cine y el audiovisual de Venezuela”, “Estímulo y Fomento a la creación y la producción cinematográfica” y “Comercialización y Promoción Cinematográfica”.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**338.852.423**
INGRESOS CORRIENTES ORDINARIO	338.852.423
INGRESOS NO TRIBUTARIOS	311.828.330
Tasas	3.000.000
Ingresos por contribuciones especiales	308.828.330
TRANSFERENCIAS CORRIENTES	23.824.093
Transferencias corrientes del sector público	23.824.093
Transferencias corrientes internas recibidas del sector público	23.824.093
De la República	23.824.093
OTROS INGRESOS	3.200.000
Otros ingresos ordinarios	3.200.000
INGRESOS DE CAPITAL	**2.562.102**
RECURSOS PROPIOS DE CAPITAL	2.562.102
Incremento de la depreciación y amortización acumuladas	2.562.102
TOTAL RECURSOS	**341.414.525**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**280.845.311**
GASTOS DE CONSUMO	96.760.234
Remuneraciones	37.537.679
Sueldos, salarios y otras retribuciones	21.318.680
Beneficios y complementos de sueldos y salarios	8.017.099
Aportes patronales	1.654.354
Prestaciones sociales y otras indemnizaciones	1.995.268
Asistencia socioeconómica	4.552.278
Compra de bienes y servicios	52.396.350
Bienes de consumo	8.220.794
Servicios no personales	44.175.556
Impuestos indirectos	4.264.103
Depreciación y amortización	2.562.102
TRANSFERENCIAS Y DONACIONES CORRIENTES	184.085.077
Al sector privado	153.401.804
Transferencias corrientes al sector privado	153.401.804
Directas a personas	11.072.076
Pensiones y otros beneficios asociados	361.068
Jubilaciones y otros beneficios asociados	130.275
Otras transferencias directas a personas	10.580.733
A instituciones sin fines de lucro	142.329.728
Al sector público	11.462.480
Transferencias corrientes al sector público	11.462.480
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	11.462.480
Al sector externo	19.220.793
Transferencias corrientes al exterior	19.090.793
A organismos internacionales	19.090.793
Donaciones corrientes al exterior	130.000
A personas	130.000
GASTOS DE CAPITAL	**60.569.214**
INVERSIÓN REAL DIRECTA	4.554.725
Formación bruta de capital fijo	3.026.607
Maquinaria, equipos y otros bienes muebles	3.026.607

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	1.528.118
INVERSIÓN FINANCIERA	56.014.489
Concesión de préstamos a corto plazo	49.837.922
Al sector privado	49.837.922
Concesión de préstamos a largo plazo	6.176.567
Al sector privado	6.176.567
TOTAL GASTOS	**341.414.525**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125383	Laboratorio del cine y el audiovisual de Venezuela	taller			200	30.882.833	3.617.784			34.500.617
125397	Estímulo y Fomento a la creación y la producción cinematográfica	financiamiento			73	216.179.831	13.059.081			229.238.912
125492	Comercialización y Promoción Cinematográfica	obra			25	43.235.967				43.235.967
					TOTAL	**290.298.631**	**16.676.865**			**306.975.496**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	5.972.747	6.655.884			12.628.631
02	Gestión administrativa	21.319.054				21.319.054
03	Previsión y protección social		491.344			491.344
	TOTAL	**27.291.801**	**7.147.228**			**34.439.029**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**70**	**46**		**116**	**2.304.251**	**225.875**	**2.530.126**
Alto Nivel y de Dirección		1		1	17.005		17.005
Directivo	28	16		44	493.607		493.607
Profesional y Técnico	28	14		42	1.443.751	181.121	1.624.872
Personal Administrativo	8	9		17	145.822	13.633	159.455
Obrero	6	6		12	204.066	31.121	235.187
Personal Contratado	**19**	**14**		**33**	**12.880.992**		**12.880.992**
Profesional y Técnico	17	12		29	12.735.557		12.735.557
Personal Administrativo	2	2		4	145.435		145.435
TOTAL	89	60		149	15.185.243	225.875	15.411.118

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**3**	**3**	**6**	**130.275**
Empleados	3	3	6	130.275
Pensionados	**5**		**5**	**361.068**
Empleados	5		5	361.068
TOTAL	8	3	11	491.343

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	37.537.679
4.02	Materiales, suministros y mercancías	8.220.794
4.03	Servicios no personales	48.439.659
4.04	Activos reales	4.554.725
4.05	Activos financieros	56.014.489
4.07	Transferencias y donaciones	184.085.077
4.08	Otros gastos	2.562.102
	TOTAL	341.414.525

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**338.852.423**
INGRESOS CORRIENTES ORDINARIO	338.852.423
INGRESOS NO TRIBUTARIOS	311.828.330
Tasas	3.000.000
Ingresos por contribuciones especiales	308.828.330
TRANSFERENCIAS CORRIENTES	23.824.093
Transferencias corrientes del sector público	23.824.093
Transferencias corrientes internas recibidas del sector público	23.824.093
De la República	23.824.093
Ministerio del Poder Popular para la Cultura	23.824.093
Recursos Ordinarios	23.824.093
OTROS INGRESOS	3.200.000
Otros ingresos ordinarios	3.200.000
1.2 GASTOS CORRIENTES	**280.845.311**
GASTOS DE CONSUMO	96.760.234
Remuneraciones	37.537.679
Sueldos, salarios y otras retribuciones	21.318.680
Beneficios y complementos de sueldos y salarios	8.017.099
Aportes patronales	1.654.354
Prestaciones sociales y otras indemnizaciones	1.995.268
Asistencia socioeconómica	4.552.278
Compra de bienes y servicios	52.396.350
Bienes de consumo	8.220.794
Servicios no personales	44.175.556
Impuestos indirectos	4.264.103
Depreciación y amortización	2.562.102
TRANSFERENCIAS Y DONACIONES CORRIENTES	184.085.077
Al sector privado	153.401.804
Transferencias corrientes al sector privado	153.401.804
Directas a personas	11.072.076
Pensiones y otros beneficios asociados	361.068
Jubilaciones y otros beneficios asociados	130.275
Otras transferencias directas a personas	10.580.733

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	142.329.728
Al sector público	11.462.480
Transferencias corrientes al sector público	11.462.480
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	11.462.480
Al sector externo	19.220.793
Transferencias corrientes al exterior	19.090.793
A organismos internacionales	19.090.793
Donaciones corrientes al exterior	130.000
A personas	130.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**58.007.112**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**60.569.214**
RECURSOS PROPIOS DE CAPITAL	60.569.214
Ahorro en cuenta corriente	58.007.112
Incremento de la depreciación y amortización acumuladas	2.562.102
2.2 GASTOS DE CAPITAL	**60.569.214**
INVERSIÓN REAL DIRECTA	4.554.725
Formación bruta de capital fijo	3.026.607
Maquinaria, equipos y otros bienes muebles	3.026.607
Bienes intangibles	1.528.118
INVERSIÓN FINANCIERA	56.014.489
Concesión de préstamos a corto plazo	49.837.922
Al sector privado	49.837.922
Concesión de préstamos a largo plazo	6.176.567
Al sector privado	6.176.567
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0829

Centro Nacional del Libro (CNL)

CENTRO NACIONAL DEL LIBRO (CNL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La actividad principal del Centro Nacional del Libro, es proteger y fomentar la industria editorial como fuente de estímulo al hábito de la lectura y la democratización del acceso al libro, como uno de los factores principales en transmisión de conocimientos, la formación educativa y la difusión de la cultura ejecutando políticas, planes y programas dirigidos a la promoción, fomento y salvaguarda del libro y la lectura, orientados a prestar en forma eficaz, eficiente y efectiva los servicios públicos que la sociedad demanda. Para el Centro Nacional del Libro lo fundamental es el ciudadano, los actores del sector del libro, sus problemas y el auspicio de las soluciones que redunden en su desarrollo educativo y cultural.

Para el Ejercicio Económico Financiero 2015, el ente prevé alcanzar la siguiente meta: realizar cuatro (04) eventos como apoyo al Proyecto "Sistema Nacional del Libro y la Lectura en Venezuela" y 227 talleres con el Proyecto "Campaña Nacional de Promoción de la Lectura".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**28.990.839**
INGRESOS CORRIENTES ORDINARIOS	28.990.839
TRANSFERENCIAS CORRIENTES	28.990.839
Transferencias corrientes del sector público	28.990.839
Transferencias corrientes internas recibidas del sector público	28.990.839
De la República	28.990.839
INGRESOS DE CAPITAL	**187.440**
RECURSOS PROPIOS DE CAPITAL	187.440
Incremento de la depreciación y amortización acumuladas	187.440
TOTAL RECURSOS	**29.178.279**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**29.134.279**
GASTOS DE CONSUMO	28.671.130
Remuneraciones	11.300.912
Sueldos, salarios y otras retribuciones	4.563.520
Beneficios y complementos de sueldos y salarios	3.212.354
Aportes patronales	715.145
Prestaciones sociales y otras indemnizaciones	1.428.921
Asistencia socioeconómica	1.380.972
Compra de bienes y servicios	15.421.920
Bienes de consumo	1.211.383
Servicios no personales	14.210.537
Impuestos indirectos	1.470.858
Depreciación y amortización	187.440
GASTOS DE LA PROPIEDAD	290.000
Derechos sobre bienes intangibles	290.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	463.149
Al sector privado	376.489
Transferencias corrientes al sector privado	376.489
Directas a personas	216.489
Pensiones y otros beneficios asociados	129.278
Otras transferencias directas a personas	87.211
A instituciones sin fines de lucro	160.000
Al sector externo	86.660
Transferencias corrientes al exterior	86.660
A organismos internacionales	86.660
GASTOS DE CAPITAL	**44.000**
INVERSIÓN REAL DIRECTA	44.000
Formación bruta de capital fijo	44.000
Maquinaria, equipos y otros bienes muebles	44.000
TOTAL GASTOS	**29.178.279**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125194	Campaña Nacional de Promoción de la Lectura	taller			227		2.025.145			2.025.145
125247	Sistema Nacional del libro y la lectura en Venezuela	evento			4		18.268.442			18.268.442
					TOTAL		**20.293.587**			**20.293.587**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.267.493			7.267.493
02	Gestión administrativa	187.440	1.253.270			1.440.710
03	Previsión y protección social		176.489			176.489
	TOTAL	**187.440**	**8.697.252**			**8.884.692**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**33**	**26**	**9**	**68**	**2.504.463**	**191.864**	**2.696.327**
Alto Nivel y de Dirección	1			1	42.515		42.515
Directivo	9	3	9	21	553.761	43.353	597.114
Profesional y Técnico	19	5		24	969.082	75.868	1.044.950
Personal Administrativo	2	12		14	519.152	40.643	559.795
Obrero	2	6		8	419.953	32.000	451.953
Personal Contratado	**60**	**66**		**126**	**1.537.649**		**1.537.649**
Profesional y Técnico	10	15		25	305.089		305.089
Personal Administrativo	50	51		101	1.232.560		1.232.560
TOTAL	**93**	**92**	**9**	**194**	**4.042.112**	**191.864**	**4.233.976**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**1**	**1**	**2**	**129.278**
Empleados	1	1	2	129.278
TOTAL	**1**	**1**	**2**	**129.278**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	11.300.912
4.02	Materiales, suministros y mercancías	1.211.383
4.03	Servicios no personales	15.971.395
4.04	Activos reales	44.000
4.07	Transferencias y donaciones	463.149
4.08	Otros gastos	187.440
	TOTAL	**29.178.279**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**28.990.839**
INGRESOS CORRIENTES ORDINARIOS	28.990.839
TRANSFERENCIAS CORRIENTES	28.990.839
Transferencias corrientes del sector público	28.990.839
Transferencias corrientes internas recibidas del sector público	28.990.839
De la República	28.990.839
Ministerio del Poder Popular para la Cultura	28.990.839
Recursos Ordinarios	28.990.839
1.2 GASTOS CORRIENTES	**29.134.279**
GASTOS DE CONSUMO	28.671.130
Remuneraciones	11.300.912
Sueldos, salarios y otras retribuciones	4.563.520
Beneficios y complementos de sueldos y salarios	3.212.354
Aportes patronales	715.145
Prestaciones sociales y otras indemnizaciones	1.428.921
Asistencia socioeconómica	1.380.972
Compra de bienes y servicios	15.421.920
Bienes de consumo	1.211.383
Servicios no personales	14.210.537
Impuestos indirectos	1.470.858
Depreciación y amortización	187.440
GASTOS DE LA PROPIEDAD	290.000
Derechos sobre bienes intangibles	290.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	463.149
Al sector privado	376.489
Transferencias corrientes al sector privado	376.489
Directas a personas	216.489
Pensiones y otros beneficios asociados	129.278
Otras transferencias directas a personas	87.211
A instituciones sin fines de lucro	160.000
Al sector externo	86.660
Transferencias corrientes al exterior	86.660
A organismos internacionales	86.660

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(143.440)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**44.000**
RECURSOS PROPIOS DE CAPITAL	44.000
Desahorro en cuenta corriente	(143.440)
Incremento de la depreciación y amortización acumuladas	187.440
2.2 GASTOS DE CAPITAL	**44.000**
INVERSIÓN REAL DIRECTA	44.000
Formación bruta de capital fijo	44.000
Maquinaria, equipos y otros bienes muebles	44.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0948

Instituto de las Artes Escénicas y Musicales

INSTITUTO DE LAS ARTES ESCÉNICAS Y MUSICALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de las Artes Escénicas y Musicales, se crea como un organismo para la conformación y la consolidación de una plataforma institucional de alcance nacional, que diseñe y ejecute políticas y estrategias para la expresión, creación, investigación, difusión y resguardo de las Artes Escénicas y Musicales en Venezuela. Sus competencias específicas son todas aquellas referidas y vinculadas a las Danza, la Música, el Teatro y el Circo.

El Instituto, para alcanzar sus objetivos, tiene planteado la ejecución de un proyecto: "Manifestaciones Culturales en Venezuela y el Mundo", el cual permitirá difundir las diferentes manifestaciones culturales en las disciplinas de danza, música, teatro y circo, estimulando las actividades culturales en las comunidades de todo el territorio nacional, a través de 152 producciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**54.001.016**
INGRESOS CORRIENTES ORDINARIO	54.001.016
TRANSFERENCIAS CORRIENTES	54.001.016
Transferencias corrientes del sector público	54.001.016
Transferencias corrientes internas recibidas del sector público	54.001.016
De la República	54.001.016
INGRESOS DE CAPITAL	**117.000**
RECURSOS PROPIOS DE CAPITAL	117.000
Incremento de la depreciación y amortización acumuladas	117.000
TOTAL RECURSOS	**54.118.016**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**52.818.016**
GASTOS DE CONSUMO	47.580.097
Remuneraciones	22.210.871
Sueldos, salarios y otras retribuciones	9.249.321
Beneficios y complementos de sueldos y salarios	9.247.250
Aportes patronales	751.535
Prestaciones sociales y otras indemnizaciones	1.340.960
Asistencia socioeconómica	1.579.991
Otros gastos de personal	41.814
Compra de bienes y servicios	21.942.542
Bienes de consumo	2.708.465
Servicios no personales	19.234.077
Impuestos indirectos	3.309.684
Depreciación y amortización	117.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.237.919
Al sector privado	5.237.919
Transferencias corrientes al sector privado	5.237.919
Directas a personas	540.562
Pensiones y otros beneficios asociados	540.562
A instituciones sin fines de lucro	4.697.357
GASTOS DE CAPITAL	**1.300.000**
INVERSIÓN REAL DIRECTA	1.300.000
Formación bruta de capital fijo	1.300.000
Maquinaria, equipos y otros bienes muebles	1.300.000
TOTAL GASTOS	**54.118.016**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125531	Manifestaciones Culturales en Venezuela y el Mundo	producción			152		37.800.711			37.800.711
					TOTAL		37.800.711			37.800.711

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		11.002.048			11.002.048
02	Gestión administrativa	117.000	4.607.695			4.724.695
03	Previsión y protección social		540.562			540.562
07	Proteccion y atencion integral a las familias y personas en los refugios en caso de emergencias o desastres		50.000			50.000
	TOTAL	117.000	16.200.305			16.317.305

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**51**	**38**	**26**	**115**	**3.825.907**	**119.400**	**3.945.307**
Alto Nivel y de Dirección	9	3	3	15	586.638		586.638
Profesional y Técnico	22	11	23	56	2.040.486	27.200	2.067.686
Personal Administrativo	6	1		7	255.061	3.400	258.461
Obrero	14	23		37	943.722	88.800	1.032.522
Personal Contratado	**25**	**35**		**60**	**1.484.848**		**1.484.848**
Profesional y Técnico	25	35		60	1.484.848		1.484.848
TOTAL	76	73	26	175	5.310.755	119.400	5.430.155

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**3**		**3**	**540.562**
Empleados	3		3	540.562
TOTAL	3		3	540.562

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	22.210.871
4.02	Materiales, suministros y mercancías	2.708.465
4.03	Servicios no personales	22.543.761
4.04	Activos reales	1.300.000
4.07	Transferencias y donaciones	5.237.919
4.08	Otros gastos	117.000
	TOTAL	**54.118.016**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**54.001.016**
INGRESOS CORRIENTES ORDINARIO	54.001.016
TRANSFERENCIAS CORRIENTES	54.001.016
Transferencias corrientes del sector público	54.001.016
Transferencias corrientes internas recibidas del sector público	54.001.016
De la República	54.001.016
Ministerio del Poder Popular para la Cultura	54.001.016
-Recursos Ordinarios	54.001.016
1.2 GASTOS CORRIENTES	**52.818.016**
GASTOS DE CONSUMO	47.580.097
Remuneraciones	22.210.871
Sueldos, salarios y otras retribuciones	9.249.321
Beneficios y complementos de sueldos y salarios	9.247.250
Aportes patronales	751.535
Prestaciones sociales y otras indemnizaciones	1.340.960
Asistencia socioeconómica	1.579.991
Otros gastos de personal	41.814
Compra de bienes y servicios	21.942.542
Bienes de consumo	2.708.465
Servicios no personales	19.234.077
Impuestos indirectos	3.309.684
Depreciación y amortización	117.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.237.919
Al sector privado	5.237.919
Transferencias corrientes al sector privado	5.237.919
Directas a personas	540.562
Pensiones y otros beneficios asociados	540.562
A instituciones sin fines de lucro	4.697.357
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.183.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.300.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
RECURSOS PROPIOS DE CAPITAL	1.300.000
Ahorro en cuenta corriente	1.183.000
Incremento de la depreciación y amortización acumuladas	117.000
2.2 GASTOS DE CAPITAL	**1.300.000**
INVERSIÓN REAL DIRECTA	1.300.000
Formación bruta de capital fijo	1.300.000
Maquinaria, equipos y otros bienes muebles	1.300.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0949

Instituto de las Artes de la Imagen y el Espacio

INSTITUTO DE LAS ARTES DE LA IMAGEN Y EL ESPACIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de las Artes de la Imagen y el Espacio, es una institución del Ministerio del Poder Popular para la Cultura orientada a la formulación de las políticas referidas a las artes de la imagen y el espacio, las cuales abarcan las artes visuales, el diseño, la fotografía, la artesanía, la arquitectura y manifestaciones afines.

Fue creado mediante Decreto N° 3.745, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.224 de fecha 8 de julio de 2005, con la misión de promover los procesos de políticas como la formación, investigación y difusión de las artes de la imagen y el espacio para garantizar la comprensión, protección y disfrute por parte de los diversos actores: hacedores, creadores, instituciones y comunidades.

El Instituto de las Artes de la Imagen y el Espacio tiene como objetivos: 1) Impulsar los procesos necesarios para generar políticas del pueblo y para el pueblo en las artes de la imagen y el espacio, con la participación de las comunidades; 2) Estimular y proteger el desarrollo de las artes de la imagen y el espacio y especialmente los procesos de investigación, formación, producción, promoción y difusión; 3) Fomentar la protección y el disfrute de los bienes y servicios culturales destinados a la satisfacción de las necesidades del pueblo venezolano en todo el territorio nacional; 4) Promover la construcción y mantenimiento de las edificaciones dedicadas a las artes de la imagen y el espacio y 5) Colaborar con el Ministerio del Poder Popular para la Cultura en la conformación y consolidación de una plataforma institucional de alcance nacional para las artes de la imagen y el espacio.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**50.826.332**
INGRESOS CORRIENTES ORDINARIO	50.826.332
TRANSFERENCIAS CORRIENTES	50.826.332
Transferencias corrientes del sector público	50.826.332
Transferencias corrientes internas recibidas del sector público	50.826.332
De la República	50.826.332
INGRESOS DE CAPITAL	**932.900**
RECURSOS PROPIOS DE CAPITAL	932.900
Incremento de la depreciación y amortización acumuladas	932.900
TOTAL RECURSOS	**51.759.232**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**51.167.709**
GASTOS DE CONSUMO	47.022.642
Remuneraciones	26.433.037
Sueldos, salarios y otras retribuciones	7.228.347
Beneficios y complementos de sueldos y salarios	12.008.367
Aportes patronales	1.137.609
Prestaciones sociales y otras indemnizaciones	2.369.448
Asistencia socioeconómica	3.672.516
Otros gastos de personal	16.750
Compra de bienes y servicios	16.049.963
Bienes de consumo	4.328.855
Servicios no personales	11.721.108
Impuestos indirectos	3.606.742
Depreciación y amortización	932.900
TRANSFERENCIAS Y DONACIONES CORRIENTES	781.853
Al sector privado	606.853
Transferencias corrientes al sector privado	81.853
Directas a personas	81.853
Pensiones y otros beneficios asociados	38.509
Jubilaciones y otros beneficios asociados	43.344
Donaciones corrientes al sector privado	525.000
Donaciones a personas	525.000
Al sector público	175.000
Transferencias corrientes al sector público	175.000
A los entes descentralizados sin fines empresariales para sus gastos	175.000
OTROS GASTOS CORRIENTES	3.363.214
Otros gastos corrientes	3.363.214
Bienes y servicios para la venta	3.363.214
GASTOS DE CAPITAL	**591.523**
INVERSIÓN REAL DIRECTA	591.523
Formación bruta de capital fijo	591.523
Maquinaria, equipos y otros bienes muebles	591.523
TOTAL GASTOS	**51.759.232**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125330	Protección, promoción, difusión y disfrute de los bienes y servicios culturales y del creador en las artes de la imagen y el espacio a nivel nacional e internacional	producción			42		35.578.432			35.578.432
					TOTAL		35.578.432			35.578.432

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.126.846			12.126.846
02	Gestión administrativa	932.900	3.039.201			3.972.101
03	Previsión y protección social		81.853			81.853
	TOTAL	932.900	15.247.900			16.180.800

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**36**	**59**		**95**	**2.185.250**	**120.371**	**2.305.621**
Alto Nivel y de Dirección	1			1	25.508		25.508
Directivo	5	20		25	306.101		306.101
Profesional y Técnico	19	11		30	815.061	41.196	856.257
Personal Administrativo	11	9		20	514.663	25.033	539.696
Obrero		19		19	523.917	54.142	578.059
Personal Contratado	**60**	**28**		**88**	**3.341.874**		**3.341.874**
Profesional y Técnico	32	19		51	1.875.000		1.875.000
Personal Administrativo	28	9		37	1.466.874		1.466.874
TOTAL	**96**	**87**		**183**	**5.527.124**	**120.371**	**5.647.495**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**43.344**
Empleados	1		1	43.344
Pensionados	**1**		**1**	**38.509**
Empleados	1		1	38.509
TOTAL	**2**		**2**	**81.853**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	26.433.037
4.02	Materiales, suministros y mercancías	7.692.069
4.03	Servicios no personales	15.327.850
4.04	Activos reales	591.523
4.07	Transferencias y donaciones	781.853
4.08	Otros gastos	932.900
	TOTAL	**51.759.232**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**50.826.332**
INGRESOS CORRIENTES ORDINARIO	50.826.332
TRANSFERENCIAS CORRIENTES	50.826.332
Transferencias corrientes del sector público	50.826.332
Transferencias corrientes internas recibidas del sector público	50.826.332
De la República	50.826.332
Ministerio del poder Popular para la Cultura	50.826.332
Recursos Ordinarios	50.826.332
1.2 GASTOS CORRIENTES	**51.167.709**
GASTOS DE CONSUMO	47.022.642
Remuneraciones	26.433.037
Sueldos, salarios y otras retribuciones	7.228.347
Beneficios y complementos de sueldos y salarios	12.008.367
Aportes patronales	1.137.609
Prestaciones sociales y otras indemnizaciones	2.369.448
Asistencia socioeconómica	3.672.516
Otros gastos de personal	16.750
Compra de bienes y servicios	16.049.963
Bienes de consumo	4.328.855
Servicios no personales	11.721.108
Impuestos indirectos	3.606.742
Depreciación y amortización	932.900
TRANSFERENCIAS Y DONACIONES CORRIENTES	781.853
Al sector privado	606.853
Transferencias corrientes al sector privado	81.853
Directas a personas	81.853
Pensiones y otros beneficios asociados	38.509
Jubilaciones y otros beneficios asociados	43.344
Donaciones corrientes al sector privado	525.000
Donaciones a personas	525.000
Al sector público	175.000
Transferencias corrientes al sector público	175.000
A los entes descentralizados sin fines empresariales para sus gastos	175.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	3.363.214
Otros gastos corrientes	3.363.214
Bienes y servicios para la venta	3.363.214
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(341.377)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**591.523**
RECURSOS PROPIOS DE CAPITAL	591.523
Desahorro en cuenta corriente	(341.377)
Incremento de la depreciación y amortización acumuladas	932.900
2.2 GASTOS DE CAPITAL	**591.523**
INVERSIÓN REAL DIRECTA	591.523
Formación bruta de capital fijo	591.523
Maquinaria, equipos y otros bienes muebles	591.523
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

53
Ministerio del Poder Popular para el Comercio

Ministerio del Poder Popular para el Comercio

A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)

A0463 Fundación Banco de Comercio Exterior (FUNDABANCOEX)

A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)

A0205

Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (Sencamer)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (Sencamer), es una institución pública, adscrita al Ministerio del Poder Popular para el Comercio; encargada de proponer, organizar y ejecutar las políticas del Gobierno Nacional de conformidad a la Ley del Sistema Venezolano para la Calidad y la Ley de Metrología; realizar acciones para colocar al organismo al servicio de la economía social, el rescate del poder regulatorio del Estado y el apoyo al intercambio con justicia entre los pueblos en el marco del Alba, en la búsqueda de la nueva institucionalidad revolucionaria.

En atención a la política de promover la productividad, y el planteamiento estratégico del fortalecimiento de los sectores nacionales de manufactura y otros servicios, se contempla la ejecución del proyecto "Reimpulso y adecuación para el Fortalecimiento de los Sistemas de Calidad de Sencamer, como base para la actividad reguladora del Estado", para dar cumplimiento a las metas previstas de la gestión institucional y en concordancia con las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. En este sentido, el gasto se encuentra orientado al reimpulso de las actividades de normalización del sistema de calidad, garantizando los procedimientos y principios de calidad para mejorar la capacidad técnica del Estado.

Para el Ejercicio Económico Financiero 2015, el ente se propone alcanzar sus metas mediante la realización de evaluaciones documentales y evaluaciones in situ, requerida para la obtención de la acreditación de organismos de evaluación de la conformidad, así como atenciones, evaluaciones y registros de las autorizaciones, además de la evaluación de los diferentes entes y organismos susceptibles de acreditación. Igualmente se aplicarán evaluaciones en las áreas legales e industriales de la metrología, a los equipos e instrumentos de medición a nivel nacional, y practicar procedimientos, para establecer los requisitos que deben cumplir los productos, servicios o procesos a fin de garantizar la salud, seguridad, protección ambiental y evitar prácticas que puedan inducir a errores.

En este sentido, para el año 2015 el presupuesto del ente alcanza la cantidad de Bs. 204.393.630, el cual será financiado con recursos propios, destinando Bs. 109.964.424 a la ejecución de su proyecto y Bs. 94.429.206 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**201.935.345**
INGRESOS CORRIENTES ORDINARIOS	201.935.345
INGRESOS NO TRIBUTARIOS	32.950.786
Tasas	32.950.786
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	157.994.773
Venta de otros bienes y servicios	157.994.773
OTROS INGRESOS	10.989.786
Diversos Ingresos	2.948.676
Multas por varios ramos	2.948.676
Otros ingresos ordinarios	8.041.110
FUENTES DE FINANCIAMIENTO	**2.458.285**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.458.285
Disminución de otros activos financieros	2.458.285
Disminución de disponibilidades	2.458.285
Disminución de bancos	2.458.285
TOTAL RECURSOS	**204.393.630**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**190.361.445**
GASTOS DE CONSUMO	187.883.849
Remuneraciones	149.078.650
Sueldos, salarios y otras retribuciones	59.289.104
Beneficios y complementos de sueldos y salarios	38.342.136
Aportes patronales	8.450.615
Prestaciones sociales y otras indemnizaciones	13.809.464
Asistencia socioeconómica	29.187.331
Compra de bienes y servicios	33.199.688
Bienes de consumo	15.181.651
Servicios no personales	18.018.037
Impuestos indirectos	5.605.511
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.477.596
Al sector privado	2.477.596
Transferencias corrientes al sector privado	2.127.596
Directas a personas	2.127.596
Pensiones y otros beneficios asociados	161.550
Jubilaciones y otros beneficios asociados	1.966.046
Donaciones corrientes al sector privado	350.000
Donaciones a personas	350.000
GASTOS DE CAPITAL	**13.847.185**
INVERSIÓN REAL DIRECTA	13.847.185
Formación bruta de capital fijo	13.847.185
Maquinaria, equipos y otros bienes muebles	13.847.185

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**185.000**
DISMINUCIÓN DE PASIVOS	185.000
Disminución de cuentas y efectos por pagar	185.000
Disminución de cuentas y efectos por pagar a corto plazo	185.000
Disminución cuentas por pagar a proveedores a corto plazo	185.000
TOTAL GASTOS	**204.393.630**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125703	Reimpulso y adecuación para el fortalecimiento de los Sistemas de Calidad de Sencamer, como base para la actividad reguladora del Estado	proceso			1.988.489	109.964.424				109.964.424
	TOTAL					**109.964.424**				**109.964.424**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	56.538.322				56.538.322
02	Gestión administrativa	35.763.288				35.763.288
03	Previsión y protección social	2.127.596				2.127.596
	TOTAL	**94.429.206**				**94.429.206**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**59**	**86**	**75**	**220**	**13.011.640**	**1.302.507**	**14.314.147**
Alto Nivel y de Dirección		1		1	51.022		51.022
Directivo	4	3		7	1.149.017	45.356	1.194.373
Profesional y Técnico	28	29	54	111	5.508.477	439.430	5.947.907
Personal Administrativo	11	34	21	66	4.521.973	140.000	4.661.973
Obrero	16	19		35	1.781.151	677.721	2.458.872
Personal Contratado	**94**	**95**		**189**	**13.948.059**		**13.948.059**
Profesional y Técnico	48	70		118	8.335.547		8.335.547
Personal Administrativo	46	25		71	5.612.512		5.612.512
TOTAL	**153**	**181**	**75**	**409**	**26.959.699**	**1.302.507**	**28.262.206**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**4**	**7**	**11**	**1.966.046**
Empleados	3	6	9	1.692.104
Obreros	1	1	2	273.942
Pensionados	**1**		**1**	**161.550**
Empleados	1		1	161.550
TOTAL	**5**	**7**	**12**	**2.127.596**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	149.078.650
4.02	Materiales, suministros y mercancías	15.181.651
4.03	Servicios no personales	23.623.548
4.04	Activos reales	13.847.185
4.07	Transferencias y donaciones	2.477.596
4.11	Disminución de pasivos	185.000
	TOTAL	**204.393.630**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**201.935.345**
INGRESOS CORRIENTES ORDINARIOS	201.935.345
INGRESOS NO TRIBUTARIOS	32.950.786
Tasas	32.950.786
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	157.994.773
Venta de otros bienes y servicios	157.994.773
OTROS INGRESOS	10.989.786
Diversos Ingresos	2.948.676
Multas por varios ramos	2.948.676
Otros ingresos ordinarios	8.041.110
1.2 GASTOS CORRIENTES	**190.361.445**
GASTOS DE CONSUMO	187.883.849
Remuneraciones	149.078.650
Sueldos, salarios y otras retribuciones	59.289.104
Beneficios y complementos de sueldos y salarios	38.342.136
Aportes patronales	8.450.615
Prestaciones sociales y otras indemnizaciones	13.809.464
Asistencia socioeconómica	29.187.331
Compra de bienes y servicios	33.199.688
Bienes de consumo	15.181.651
Servicios no personales	18.018.037
Impuestos indirectos	5.605.511
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.477.596
Al sector privado	2.477.596
Transferencias corrientes al sector privado	2.127.596
Directas a personas	2.127.596
Pensiones y otros beneficios asociados	161.550
Jubilaciones y otros beneficios asociados	1.966.046

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	350.000
Donaciones a personas	350.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**11.573.900**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**11.573.900**
RECURSOS PROPIOS DE CAPITAL	11.573.900
Ahorro en cuenta corriente	11.573.900
2.2 GASTOS DE CAPITAL	**13.847.185**
INVERSIÓN REAL DIRECTA	13.847.185
Formación bruta de capital fijo	13.847.185
Maquinaria, equipos y otros bienes muebles	13.847.185
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.273.285)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.458.285**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.458.285
Disminución de otros activos financieros	2.458.285
Disminución de disponibilidades	2.458.285
Disminución de bancos	2.458.285
3.2 APLICACIONES FINANCIERAS	**2.458.285**
DISMINUCIÓN DE PASIVOS	185.000
Disminución de cuentas y efectos por pagar	185.000
Disminución de cuentas y efectos por pagar a corto plazo	185.000
Disminución cuentas por pagar a proveedores a corto plazo	185.000
DÉFICIT FINANCIERO	2.273.285

A0463

Fundación Banco de Comercio Exterior (FUNDABANCOEX)

FUNDACIÓN BANCO DE COMERCIO EXTERIOR (FUNDABANCOEX)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Banco de Comercio Exterior (Fundabancoex), fue creada con la finalidad de fortalecer y masificar el desarrollo endógeno integral, con énfasis en el ámbito socio-cultural, orientado a insertar y fomentar el intercambio de los valores culturales típicos nacionales en los distintos espacios sociales; promover y apoyar la producción y exportación de valores culturales de orígenes artísticos, literarios, artesanales y musicales, particularmente, los producidos por los pueblos y comunidades indígenas, manteniendo los procesos de producción tradicional bajo los principios de cooperación, solidaridad, justo intercambio e igualdad de género; así como, los elaborados por las industrias populares y/o empresas de productos típicos, emprendedoras e innovadoras, sustentables, con potencial exportador e integrador.

La Fundación para el Ejercicio Económico Financiero 2015, contará con un presupuesto de gastos que asciende a Bs. 17.390.000, que será financiado con recursos propios provenientes de intereses por depósitos Bs. 200.000, transferencias del Banco de Comercio Exterior, C. A. (Bancoex) por Bs. 5.000.000, transferencias de empresas privadas Bs. 9.000.000, ingresos de capital por Bs. 440.000, derivados del incremento de la depreciación y amortización acumuladas y fuentes de financiamiento por Bs. 2.750.000, de disponibilidades de bancos.

La Fundación Banco de Comercio Exterior (Fundabancoex), destinará Bs. 9.420.588 a la ejecución de su proyecto y Bs. 7.969.412 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**14.200.000**
INGRESOS CORRIENTES ORDINARIOS	14.200.000
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
TRANSFERENCIAS CORRIENTES	14.000.000
Transferencias corrientes internas recibidas del sector privado	9.000.000
De empresas privadas	9.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De los entes descentralizados financieros bancarios	5.000.000
INGRESOS DE CAPITAL	**440.000**
RECURSOS PROPIOS DE CAPITAL	440.000
Incremento de la depreciación y amortización acumuladas	440.000
FUENTES DE FINANCIAMIENTO	**2.750.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.750.000
Disminución de otros activos financieros	2.750.000
Disminución de disponibilidades	2.750.000
Disminución de bancos	2.750.000
TOTAL RECURSOS	**17.390.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**15.591.179**
GASTOS DE CONSUMO	11.107.930
Remuneraciones	6.900.000
Sueldos, salarios y otras retribuciones	3.148.558
Beneficios y complementos de sueldos y salarios	790.393
Aportes patronales	331.920
Prestaciones sociales y otras indemnizaciones	588.871
Asistencia socioeconómica	2.040.258
Compra de bienes y servicios	3.213.167
Bienes de consumo	1.173.597
Servicios no personales	2.039.570
Impuestos indirectos	554.763
Depreciación y amortización	440.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.483.249
Al sector privado	4.483.249
Donaciones corrientes al sector privado	4.483.249
Donaciones a personas	2.460.000
Donaciones a instituciones sin fines de lucro	2.023.249
GASTOS DE CAPITAL	**1.348.821**
INVERSIÓN REAL DIRECTA	1.348.821
Formación bruta de capital fijo	1.348.821
Maquinaria, equipos y otros bienes muebles	1.348.821
APLICACIONES FINANCIERAS	**450.000**
DISMINUCIÓN DE PASIVOS	450.000
Disminución de cuentas y efectos por pagar	450.000
Disminución de cuentas y efectos por pagar a corto plazo	450.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	250.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
TOTAL GASTOS	**17.390.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126419	Impulso de la economía popular productiva, bienes, valores culturales y talentos con vocación exportadora.	Actividad			19				9.420.588	9.420.588
	TOTAL								**9.420.588**	**9.420.588**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				3.124.500	3.124.500
02	Gestión administrativa	3.390.000			1.454.912	4.844.912
	TOTAL	**3.390.000**			**4.579.412**	**7.969.412**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3**	**1**		**4**	**552.107**		**552.107**
Alto Nivel y de Dirección		1		1	270.371		270.371
Directivo	1			1	160.000		160.000
Profesional y Técnico	2			2	121.736		121.736
Personal Contratado	**4**	**3**		**7**	**705.000**		**705.000**
Profesional y Técnico	3	3		6	645.000		645.000
Personal Administrativo	1			1	60.000		60.000
TOTAL	**7**	**4**		**11**	**1.257.107**		**1.257.107**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	6.900.000
4.02	Materiales, suministros y mercancías	1.173.597
4.03	Servicios no personales	2.594.333
4.04	Activos reales	1.348.821
4.07	Transferencias y donaciones	4.483.249
4.08	Otros gastos	440.000
4.11	Disminución de pasivos	450.000
	TOTAL	**17.390.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.200.000**
INGRESOS CORRIENTES ORDINARIOS	14.200.000
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
TRANSFERENCIAS CORRIENTES	14.000.000
Transferencias corrientes internas recibidas del sector privado	9.000.000
De empresas privadas	9.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De los entes descentralizados financieros bancarios	5.000.000
Banco de Comercio Exterior, C.A. (Bancoex)	5.000.000
1.2 GASTOS CORRIENTES	**15.591.179**
GASTOS DE CONSUMO	11.107.930
Remuneraciones	6.900.000
Sueldos, salarios y otras retribuciones	3.148.558
Beneficios y complementos de sueldos y salarios	790.393
Aportes patronales	331.920
Prestaciones sociales y otras indemnizaciones	588.871
Asistencia socioeconómica	2.040.258
Compra de bienes y servicios	3.213.167
Bienes de consumo	1.173.597
Servicios no personales	2.039.570
Impuestos indirectos	554.763
Depreciación y amortización	440.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.483.249
Al sector privado	4.483.249

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	4.483.249
Donaciones a personas	2.460.000
Donaciones a instituciones sin fines de lucro	2.023.249
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.391.179)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(951.179)**
RECURSOS PROPIOS DE CAPITAL	(951.179)
Desahorro en cuenta corriente	(1.391.179)
Incremento de la depreciación y amortización acumuladas	440.000
2.2 GASTOS DE CAPITAL	**1.348.821**
INVERSIÓN REAL DIRECTA	1.348.821
Formación bruta de capital fijo	1.348.821
Maquinaria, equipos y otros bienes muebles	1.348.821
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.300.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.750.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.750.000
Disminución de otros activos financieros	2.750.000
Disminución de disponibilidades	2.750.000
Disminución de bancos	2.750.000
3.2 APLICACIONES FINANCIERAS	**2.750.000**
DISMINUCIÓN DE PASIVOS	450.000
Disminución de cuentas y efectos por pagar	450.000
Disminución de cuentas y efectos por pagar a corto plazo	450.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de sueldos, salarios y otras remuneraciones por pagar	250.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
DÉFICIT FINANCIERO	2.300.000

A0828

Servicio Autónomo de la Propiedad Intelectual (SAPI)

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (Sapi)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo de la Propiedad Intelectual (Sapi), es un organismo adscrito al Ministerio del Poder Popular para el Comercio, que tiene la misión de ejercer eficientemente la rectoría del Estado venezolano, en materia de derecho de autor, marcas y patentes.

El Servicio Autónomo de la Propiedad Intelectual (Sapi), tiene como objetivos:

- Proporcionar seguridad jurídica a través de la tutela de la Propiedad Intelectual sobre obras artísticas, científicas, tecnológicas, patentes, denominaciones de origen, variedades vegetales, marcas y otros signos distintivos.
- Promoción del desarrollo de la sociedad del conocimiento mediante la difusión de la información sobre la propiedad intelectual, con el objeto de facilitar la transferencia tecnológica a los sectores productivos y de innovación.
- Garantizar y proteger la propiedad intelectual colectiva de los conocimientos, tecnologías e innovaciones de los pueblos indígenas y locales y la biodiversidad asociada a los mismos, así como los derechos de propiedad intelectual colectivos y libres.
- Incentivar la creación intelectual protegiendo el derecho de autor sobre las obras.
- Cooperar y negociar en el ámbito local, regional y mundial, con los estados, las organizaciones y los pueblos, para la protección y desarrollo de la propiedad intelectual de acuerdo con los principios fundamentales de la Constitución de la República Bolivariana de Venezuela.
- Fortalecer a la economía social con el instrumento de las marcas colectivas.
- Defensa de los conocimientos tradicionales indígenas y campesinos.
- Ejecución de convenios nacionales e internacionales para la consolidación del Sistema Nacional de la Propiedad Intelectual y suscripción de nuevos compromisos.
- Promover el uso de tecnologías y creaciones artísticas libres.

Para el Ejercicio Económico Financiero 2015, el ente busca apuntalar a la mayor eficiencia y eficacia de los trámites que realizan los usuarios y usuarias a nivel nacional, incrementado su capacidad de acción mediante la información y justicia comercial, basándose en una campaña para el consumo inteligente, participando en la ejecución del plan para las exportaciones, fortaleciendo las zonas especiales de fronteras promoviendo la reforma de la Ley de la Propiedad Intelectual ajustada a la realidad del pueblo, así como también el desarrollo del mapa de comercio con el Caribe y América Latina, contribuyendo al sistema de comercio económico socialista.

En este sentido, se desarrollarán los siguientes proyectos:

- Formación y difusión hacia una nueva cultura de la propiedad intelectual.
- Creación del sistema integral de música libre.

El presupuesto del SAPI asciende a Bs. 122.584.987, y será financiado con recursos propios provenientes de servicios que presta acerca de registro de marcas, patentes y derecho de autor, así como la venta de productos, destinando Bs. 8.336.089 a la ejecución de sus dos (2) proyectos y Bs. 114.248.898 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**121.884.247**
INGRESOS CORRIENTES ORDINARIOS	121.884.247
INGRESOS NO TRIBUTARIOS	89.421.002
Tasas	89.421.002
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	32.463.245
Venta de otros bienes y servicios	32.463.245
INGRESOS DE CAPITAL	**700.740**
RECURSOS PROPIOS DE CAPITAL	700.740
Incremento de la depreciación y amortización acumuladas	700.740
TOTAL RECURSOS	**122.584.987**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**119.806.487**
GASTOS DE CONSUMO	114.225.830
Remuneraciones	79.676.032
Sueldos, salarios y otras retribuciones	30.251.807
Beneficios y complementos de sueldos y salarios	22.084.883
Aportes patronales	4.309.669
Prestaciones sociales y otras indemnizaciones	7.889.592
Asistencia socioeconómica	15.022.181
Otros gastos de personal	117.900
Compra de bienes y servicios	28.935.140
Bienes de consumo	10.347.250
Servicios no personales	18.587.890
Impuestos indirectos	4.913.918
Depreciación y amortización	700.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.505.657
Al sector privado	1.505.657
Transferencias corrientes al sector privado	1.505.657
Directas a personas	1.505.657
Jubilaciones y otros beneficios asociados	1.505.657
OTROS GASTOS CORRIENTES	4.075.000
Otros gastos corrientes	4.075.000
Bienes y servicios para la venta	4.075.000
GASTOS DE CAPITAL	**2.208.500**
INVERSIÓN REAL DIRECTA	2.208.500
Formación bruta de capital fijo	2.208.500
Maquinaria, equipos y otros bienes muebles	2.208.500

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**570.000**
DISMINUCIÓN DE PASIVOS	570.000
Disminución de cuentas y efectos por pagar	570.000
Disminución de cuentas y efectos por pagar a corto plazo	570.000
Disminución de aportes patronales y retenciones laborales por pagar	174.352
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	174.352
Disminución cuentas por pagar a proveedores a corto plazo	395.648
TOTAL GASTOS	**122.584.987**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125745	Formación y difusión hacia una nueva cultura en la Propiedad Intelectual	taller			8	4.380.944				4.380.944
125752	Creación del sistema integral de música libre	sistema			1	3.955.145				3.955.145
	TOTAL					**8.336.089**				**8.336.089**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	79.925.528				79.925.528
02	Gestión administrativa	32.817.713				32.817.713
03	Previsión y protección social	1.505.657				1.505.657
	TOTAL	**114.248.898**				**114.248.898**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**42**	**35**	**88**	**165**	**8.417.772**	**1.158.392**	**9.576.164**
Alto Nivel y de Dirección	1			1	51.017		51.017
Directivo	4	2	7	13	663.218		663.218
Profesional y Técnico	16	8	55	79	4.030.327	372.756	4.403.083
Personal Administrativo	13	9	24	46	2.346.773	193.134	2.539.907
Obrero	8	16	2	26	1.326.437	592.502	1.918.939
Personal Contratado	**51**	**49**		**100**	**5.614.351**		**5.614.351**
Profesional y Técnico	28	14		42	2.448.360		2.448.360
Personal Administrativo	20	25		45	3.009.991		3.009.991
Obrero	3	10		13	156.000		156.000
TOTAL	**93**	**84**	**88**	**265**	**14.032.123**	**1.158.392**	**15.190.515**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**1**	**3**	**1.505.657**
Empleados	2	1	3	1.505.657
TOTAL	**2**	**1**	**3**	**1.505.657**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	79.676.032
4.02	Materiales, suministros y mercancías	14.422.250
4.03	Servicios no personales	23.501.808
4.04	Activos reales	2.208.500
4.07	Transferencias y donaciones	1.505.657
4.08	Otros gastos	700.740
4.11	Disminución de pasivos	570.000
	TOTAL	**122.584.987**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**121.884.247**
INGRESOS CORRIENTES ORDINARIOS	121.884.247
INGRESOS NO TRIBUTARIOS	89.421.002
Tasas	89.421.002
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	32.463.245
Venta de otros bienes y servicios	32.463.245
1.2 GASTOS CORRIENTES	**119.806.487**
GASTOS DE CONSUMO	114.225.830
Remuneraciones	79.676.032
Sueldos, salarios y otras retribuciones	30.251.807
Beneficios y complementos de sueldos y salarios	22.084.883
Aportes patronales	4.309.669
Prestaciones sociales y otras indemnizaciones	7.889.592
Asistencia socioeconómica	15.022.181
Otros gastos de personal	117.900
Compra de bienes y servicios	28.935.140
Bienes de consumo	10.347.250
Servicios no personales	18.587.890
Impuestos indirectos	4.913.918
Depreciación y amortización	700.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.505.657
Al sector privado	1.505.657
Transferencias corrientes al sector privado	1.505.657
Directas a personas	1.505.657
Jubilaciones y otros beneficios asociados	1.505.657
OTROS GASTOS CORRIENTES	4.075.000
Otros gastos corrientes	4.075.000
Bienes y servicios para la venta	4.075.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.077.760**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.778.500**
RECURSOS PROPIOS DE CAPITAL	2.778.500
Ahorro en cuenta corriente	2.077.760
Incremento de la depreciación y amortización acumuladas	700.740
2.2 GASTOS DE CAPITAL	**2.208.500**
INVERSIÓN REAL DIRECTA	2.208.500
Formación bruta de capital fijo	2.208.500
Maquinaria, equipos y otros bienes muebles	2.208.500
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**570.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**570.000**
SUPERÁVIT FINANCIERO	570.000
3.2 APLICACIONES FINANCIERAS	**570.000**
DISMINUCIÓN DE PASIVOS	570.000
Disminución de cuentas y efectos por pagar	570.000
Disminución de cuentas y efectos por pagar a corto plazo	570.000
Disminución de aportes patronales y retenciones laborales por pagar	174.352
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	174.352
Disminución cuentas por pagar a proveedores a corto plazo	395.648

54
Ministerio del Poder Popular para la Salud

Ministerio del Poder Popular para la Salud

A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)

A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)

A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)

A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)

A0181 Servicio Autónomo Instituto de Biomedicina Dr. Jacinto Convit

A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"

A0446 Fundación Misión Barrio Adentro

A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)

A0557 Fundación Venezolana de Donaciones y Trasplantes de Órganos, Tejidos y Células (FUNDAVENE)

A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)

A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)

A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)

A0025

Instituto Autónomo Hospital Universitario de Caracas (HUC)

INSTITUTO AUTÓNOMO HOSPITAL UNIVERSITARIO DE CARACAS (HUC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Autónomo Hospital Universitario de Caracas, es una Institución de salud que abarca los tres niveles de prestación de servicios asistenciales. Tiene una capacidad para 1.200 camas de hospitalización, siendo un centro de referencia en todo el país y algunas naciones vecinas, principalmente para cirugía cardiovascular y neurocirugía. Es una Institución para pre y postgrado de la Facultad de Medicina de la Universidad Central de Venezuela, siendo sede de 35 cursos de Especialización Clínica.

Dentro de la complejidad creciente de la medicina actual, el Hospital Universitario de Caracas mantiene un ritmo constante de progreso, de forma tal que los pacientes cuentan actualmente con un centro que sin distingo de la situación económica y social de los pacientes, puede ofrecerles todo lo que la medicina de hoy día puede aportar al hombre enfermo, partiendo del principio de que la salud es un derecho fundamental.

El Hospital Universitario de Caracas en los últimos años ha recibido un incremento en la demanda de los servicios que presta, por su prestigio y alta capacidad siendo un Ente de referencia nacional del Sistema Público Nacional de Salud y a los elevados costos de los servicios médicos de las clínicas privadas.

Se espera que para el Ejercicio Económico Financiero 2015 se puedan atender de forma oportuna y totalmente gratuita un total de 278.078 consultas, lo que a su vez representaría la atención a 92.690 pacientes a través de los diferentes servicios médicos de este centro hospitalario, recibiendo los servicios de resonancia magnética, tomografía, ultrasonidos, laboratorio, radiología y otros con equipos poseedores de la más alta tecnología actual.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.325.027.174**
INGRESOS CORRIENTES ORDINARIOS	1.325.027.174
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	886.037
Venta de otros bienes y servicios	886.037
TRANSFERENCIAS CORRIENTES	1.324.141.137
Transferencias corrientes del sector público	1.324.141.137
Transferencias corrientes internas recibidas del sector público	1.324.141.137
De la República	1.324.141.137
FUENTES DE FINANCIAMIENTO	**5.332.955**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.332.955
Disminución de otros activos financieros	5.332.955
Disminución de disponibilidades	5.332.955
Disminución de caja	44.797
Disminución de bancos	5.288.158
TOTAL RECURSOS	**1.330.360.129**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.301.239.806**
GASTOS DE CONSUMO	1.181.893.709
Remuneraciones	767.985.890
Sueldos, salarios y otras retribuciones	592.645.450
Beneficios y complementos de sueldos y salarios	98.260.356
Aportes patronales	28.883.734
Prestaciones sociales y otras indemnizaciones	22.663.900
Asistencia socioeconómica	25.532.450
Compra de bienes y servicios	387.861.339
Bienes de consumo	356.527.763
Servicios no personales	31.333.576
Impuestos indirectos	26.046.480
TRANSFERENCIAS Y DONACIONES CORRIENTES	119.346.097
Al sector privado	119.274.222
Transferencias corrientes al sector privado	119.274.222
Directas a personas	119.274.222
Pensiones y otros beneficios asociados	8.213.705
Jubilaciones y otros beneficios asociados	111.055.505
Otras transferencias directas a personas	5.012
Al sector público	71.875
Transferencias corrientes al sector público	71.875
A los entes descentralizados sin fines empresariales para sus gastos	71.875
GASTOS DE CAPITAL	**23.787.368**
INVERSIÓN REAL DIRECTA	23.787.368
Formación bruta de capital fijo	23.727.483
Maquinaria, equipos y otros bienes muebles	21.709.233
Construcciones de bienes de dominio privado	2.018.250
Bienes intangibles	59.885

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**5.332.955**
DISMINUCIÓN DE PASIVOS	5.332.955
Disminución de cuentas y efectos por pagar	5.332.955
Disminución de cuentas y efectos por pagar a corto plazo	5.332.955
Disminución de aportes patronales y retenciones laborales por pagar	213.318
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	213.318
Disminución cuentas por pagar a proveedores a corto plazo	5.119.637
TOTAL GASTOS	**1.330.360.129**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124975	Atención integral, oportuna y gratuita al paciente que ingresa a los diferentes servicios médicos del Hospital	consulta			278.078	886.037	926.898.796			927.784.833
					TOTAL	**886.037**	**926.898.796**			**927.784.833**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		230.395.765			230.395.765
02	Gestión administrativa	5.332.955	47.577.366			52.910.321
03	Previsión y protección social		119.269.210			119.269.210
	TOTAL	**5.332.955**	**397.242.341**			**402.575.296**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4.100**	**2.830**	**1.159**	**8.089**	**475.588.786**	**14.466.145**	**490.054.931**
Directivo	3	9		12	1.249.075		1.249.075
Profesional y Técnico	959	770	511	2.240	132.173.762	4.617.408	136.791.170
Personal Administrativo	298	240	159	697	36.818.161	2.486.297	39.304.458
Personal Médico	682	280	272	1.234	87.732.810		87.732.810
Obrero	2.158	1.531	217	3.906	217.614.978	7.362.440	224.977.418
Personal Contratado	**725**	**525**		**1.250**	**81.655.050**		**81.655.050**
Profesional y Técnico	725	525		1.250	81.655.050		81.655.050
TOTAL	**4.825**	**3.355**	**1.159**	**9.339**	**557.243.836**	**14.466.145**	**571.709.981**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1.396**	**598**	**1.994**	**111.055.505**
Empleados	591	253	844	48.330.917
Obreros	805	345	1.150	62.724.588
Pensionados	**113**	**48**	**161**	**8.213.705**
Empleados	60	25	85	4.336.428
Obreros	53	23	76	3.877.277
TOTAL	**1.509**	**646**	**2.155**	**119.269.210**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	767.985.890
4.02	Materiales, suministros y mercancías	356.527.763
4.03	Servicios no personales	57.380.056
4.04	Activos reales	23.787.368
4.07	Transferencias y donaciones	119.346.097
4.11	Disminución de pasivos	5.332.955
	TOTAL	**1.330.360.129**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.325.027.174**
INGRESOS CORRIENTES ORDINARIOS	1.325.027.174
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	886.037
Venta de otros bienes y servicios	886.037
TRANSFERENCIAS CORRIENTES	1.324.141.137
Transferencias corrientes del sector público	1.324.141.137
Transferencias corrientes internas recibidas del sector público	1.324.141.137
De la República	1.324.141.137
Ministerio del Poder Popular para la Salud	1.324.141.137
-Recursos Ordinarios	1.324.141.137
1.2 GASTOS CORRIENTES	**1.301.239.806**
GASTOS DE CONSUMO	1.181.893.709
Remuneraciones	767.985.890
Sueldos, salarios y otras retribuciones	592.645.450
Beneficios y complementos de sueldos y salarios	98.260.356
Aportes patronales	28.883.734
Prestaciones sociales y otras indemnizaciones	22.663.900
Asistencia socioeconómica	25.532.450
Compra de bienes y servicios	387.861.339
Bienes de consumo	356.527.763
Servicios no personales	31.333.576
Impuestos indirectos	26.046.480
TRANSFERENCIAS Y DONACIONES CORRIENTES	119.346.097
Al sector privado	119.274.222
Transferencias corrientes al sector privado	119.274.222
Directas a personas	119.274.222
Pensiones y otros beneficios asociados	8.213.705
Jubilaciones y otros beneficios asociados	111.055.505
Otras transferencias directas a personas	5.012

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	71.875
Transferencias corrientes al sector público	71.875
A los entes descentralizados sin fines empresariales para sus gastos	71.875
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**23.787.368**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**23.787.368**
RECURSOS PROPIOS DE CAPITAL	23.787.368
Ahorro en cuenta corriente	23.787.368
2.2 GASTOS DE CAPITAL	**23.787.368**
INVERSIÓN REAL DIRECTA	23.787.368
Formación bruta de capital fijo	23.727.483
Maquinaria, equipos y otros bienes muebles	21.709.233
Construcciones de bienes de dominio privado	2.018.250
Bienes intangibles	59.885
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.332.955**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.332.955
Disminución de otros activos financieros	5.332.955
Disminución de disponibilidades	5.332.955
Disminución de caja	44.797
Disminución de bancos	5.288.158
3.2 APLICACIONES FINANCIERAS	**5.332.955**
DISMINUCIÓN DE PASIVOS	5.332.955
Disminución de cuentas y efectos por pagar	5.332.955
Disminución de cuentas y efectos por pagar a corto plazo	5.332.955
Disminución de aportes patronales y retenciones laborales por pagar	213.318
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	213.318
Disminución cuentas por pagar a proveedores a corto plazo	5.119.637

A0061

Instituto Nacional de Higiene "Rafael Rangel" (INHRR)

INSTITUTO NACIONAL DE HIGIENE "RAFAEL RANGEL" (INHRR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

En el Ejercicio Económico Financiero 2015 el Instituto tiene en sus planes presentes y futuros, fortalecer el crecimiento de sus cuatro líneas de acción: producción de modelos animales de experimentación, insumos relacionados y desarrollo biotecnológico, servicios de diagnóstico y/o seguimiento de enfermedades trasmisibles, vigilancia sanitaria de productos de uso y consumo humano con fines de registro y control sanitario y formación de profesionales en salud, para minimizar los factores de riesgo que afectan la salud de la población, a través de:

- Participación activa en el Plan Estratégico Social de Fortalecimiento y Modernización que contempla el Estado venezolano para el sector salud, mediante la ejecución de los proyectos:
  - Diagnóstico y vigilancia epidemiológica de enfermedades transmisibles.
  - Vigilancia sanitaria de productos de uso y consumo humano con fines de registro y control sanitario.
  - Formación y capacitación del recurso humano especializado.
  - Producción en modelos animales de experimentación, insumos relacionados y desarrollo biotecnológico.

- Transferencia de tecnología, conocimiento y dotación de reactivos a los centros integrados en la Red de Laboratorio de Diagnóstico de Salud Pública a nivel nacional para el diagnóstico y vigilancia epidemiológica de enfermedades emergentes y reemergentes, así como también, para determinar pacientes con VIH (+).

- Atención gratuita a los pacientes infectados por el Virus de Inmunodeficiencia Humana (VIH), el cual se efectúa a través de las determinaciones de Inmunofenotipaje, carga viral y recientemente con las pruebas de resistencias a los medicamentos antiretrovirales, cuyo costo a nivel de instituciones privadas, son inaccesibles por la mayoría de la población afectada, siendo el Instituto Nacional de Higiene "Rafael Rangel", el único que los ofrece gratuitamente.

- Producción de modelos animales experimentales en el bioterio, servicio dedicado a características genéticas y sanitarias específicas, para atender las necesidades de los investigadores usuarios del Instituto, cumpliendo con estándares internacionales.

- Formación de profesionales universitarios del área de la salud, en micología médica; capacitándolos en la prevención, diagnóstico, tratamiento y seguimiento de la micosis y en vigilancia sanitaria de medicamentos; capacitándolos en coordinación, regulación, evaluación, vigilancia y seguimiento Técnico Científico del registro y control de medicamentos, de acuerdo a los avances de la ciencia y las normas nacionales e internacionales vigentes a través de los Postgrados de Micología Médica y Vigilancia Sanitaria de Medicamentos, así como también mediante cursos no conducentes a grados académicos tales como: antibioterrorismo ante la amenaza mundial (internacional), buenas prácticas de manufacturas de medicamentos, registro y control de medicamentos (internacional), enfermedades nuevas, emergentes y reemergentes (internacional), teórico- práctico de diagnóstico, vigilancia y control epidemiológico de la leptospirosis, entre otros.

- Vigilancia sanitaria de los productos de uso y consumo humano a fin de proteger y fomentar la salud de la población venezolana, mediante la evaluación integral de vacunas, derivados sanguíneos, biológicos terapéuticos, materiales médicos de origen biológicos, Kits biológicos de diagnósticos; así como, ensayos fisicoquímicos, microbiológicos y toxicológicos de los productos alimenticios, productos farmacéuticos, naturales, paramédicos y cosméticos, que se comercializan en el país con fines de registro y control sanitario, además de los análisis fisicoquímicos al cigarrillo y productos derivados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**481.387.524**
INGRESOS CORRIENTES ORDINARIOS	481.387.524
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	154.713.939
Venta de otros bienes y servicios	154.713.939
INGRESOS DE LA PROPIEDAD	1.704.966
Intereses	1.704.966
Intereses internos	1.704.966
Intereses por depósitos	1.704.966
TRANSFERENCIAS CORRIENTES	324.968.619
Transferencias corrientes del sector público	324.968.619
Transferencias corrientes internas recibidas del sector público	324.968.619
De la República	324.968.619
INGRESOS DE CAPITAL	**10.080.360**
RECURSOS PROPIOS DE CAPITAL	10.080.360
Incremento de la depreciación y amortización acumuladas	10.080.360
FUENTES DE FINANCIAMIENTO	**130.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	130.000.000
Disminución de otros activos financieros	130.000.000
Disminución de disponibilidades	130.000.000
Disminución de bancos	130.000.000
TOTAL RECURSOS	**621.467.884**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**601.467.884**
GASTOS DE CONSUMO	542.849.163
Remuneraciones	359.405.100
Sueldos, salarios y otras retribuciones	133.719.339
Beneficios y complementos de sueldos y salarios	123.093.717
Aportes patronales	13.966.055
Prestaciones sociales y otras indemnizaciones	23.365.910
Asistencia socioeconómica	60.200.005
Otros gastos de personal	5.060.074
Compra de bienes y servicios	152.377.893
Bienes de consumo	119.151.937
Servicios no personales	33.225.956
Impuestos indirectos	20.985.810
Depreciación y amortización	10.080.360
TRANSFERENCIAS Y DONACIONES CORRIENTES	58.618.721
Al sector privado	58.618.721
Transferencias corrientes al sector privado	57.992.037
Directas a personas	57.655.197
Pensiones y otros beneficios asociados	8.309.430
Jubilaciones y otros beneficios asociados	49.345.767
A instituciones sin fines de lucro	291.000
Otras transferencias corrientes internas al sector privado	45.840
Donaciones corrientes al sector privado	626.684
Donaciones a personas	504.000
Donaciones a instituciones sin fines de lucro	122.684
GASTOS DE CAPITAL	**20.000.000**
INVERSIÓN REAL DIRECTA	20.000.000
Formación bruta de capital fijo	19.765.266
Maquinaria, equipos y otros bienes muebles	18.847.382
Construcciones de bienes de dominio privado	917.884

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	234.734
TOTAL GASTOS	**621.467.884**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124951	Diagnóstico y Vigilancia Epidemiológica de enfermedades transmisibles	exámen			1.680.000	26.991.306	76.483.594			103.474.900
124990	Vigilancia sanitaria de productos de uso y consumo humano con fines de registro y control sanitario	análisis			925.872	80.588.874	81.814.902			162.403.776
125020	Formación y capacitación del talento humano especializado	participante			719	12.907.355	7.074.960			19.982.315
125068	Producción de modelos animales de experimentación, insumos relacionados y desarrollo biotecnológico.	unidad			60.168	37.339.981	62.104.577			99.444.558
					TOTAL	157.827.516	227.478.033			385.305.549

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	84.320.031	24.644.560			108.964.591
02	Gestión administrativa	21.341.081	48.201.466			69.542.547
03	Previsión y protección social	33.010.637	24.644.560			57.655.197
	TOTAL	138.671.749	97.490.586			236.162.335

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**602**	**206**		**808**	**69.577.333**	**19.805.749**	**89.383.082**
Directivo	9	8		17	1.371.843	348.471	1.720.314
Profesional y Técnico	390	59		449	43.996.945	11.175.968	55.172.913
Personal Administrativo	123	20		143	14.012.390	3.559.384	17.571.774
Personal Médico	27	7		34	3.331.617	846.287	4.177.904
Obrero	53	112		165	6.864.538	3.875.639	10.740.177
Personal Contratado	**85**	**85**		**170**	**9.884.081**		**9.884.081**
Profesional y Técnico	85	85		170	9.884.081		9.884.081
TOTAL	**687**	**291**		**978**	**79.461.414**	**19.805.749**	**99.267.163**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**193**	**76**	**269**	**49.345.767**
Alto Nivel y de Dirección		1	1	199.780
Empleados	172	49	221	40.155.867
Obreros	21	26	47	8.990.120
Pensionados	**29**	**8**	**37**	**8.309.430**
Empleados	9	3	12	2.842.700
Obreros	20	5	25	5.466.730
TOTAL	**222**	**84**	**306**	**57.655.197**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	359.405.100
4.02	Materiales, suministros y mercancías	119.151.937
4.03	Servicios no personales	54.211.766
4.04	Activos reales	20.000.000
4.07	Transferencias y donaciones	58.618.721
4.08	Otros gastos	10.080.360
	TOTAL	**621.467.884**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**481.387.524**
INGRESOS CORRIENTES ORDINARIOS	481.387.524
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	154.713.939
Venta de otros bienes y servicios	154.713.939
INGRESOS DE LA PROPIEDAD	1.704.966
Intereses	1.704.966
Intereses internos	1.704.966
Intereses por depósitos	1.704.966
TRANSFERENCIAS CORRIENTES	324.968.619
Transferencias corrientes del sector público	324.968.619
Transferencias corrientes internas recibidas del sector público	324.968.619
De la República	324.968.619
Ministerio del Poder Popular para la Salud	324.968.619
-Recursos Ordinarios	324.968.619
1.2 GASTOS CORRIENTES	**601.467.884**
GASTOS DE CONSUMO	542.849.163
Remuneraciones	359.405.100
Sueldos, salarios y otras retribuciones	133.719.339
Beneficios y complementos de sueldos y salarios	123.093.717
Aportes patronales	13.966.055
Prestaciones sociales y otras indemnizaciones	23.365.910
Asistencia socioeconómica	60.200.005
Otros gastos de personal	5.060.074
Compra de bienes y servicios	152.377.893
Bienes de consumo	119.151.937
Servicios no personales	33.225.956
Impuestos indirectos	20.985.810
Depreciación y amortización	10.080.360

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	58.618.721
Al sector privado	58.618.721
Transferencias corrientes al sector privado	57.992.037
Directas a personas	57.655.197
Pensiones y otros beneficios asociados	8.309.430
Jubilaciones y otros beneficios asociados	49.345.767
A instituciones sin fines de lucro	291.000
Otras transferencias corrientes internas al sector privado	45.840
Donaciones corrientes al sector privado	626.684
Donaciones a personas	504.000
Donaciones a instituciones sin fines de lucro	122.684
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(120.080.360)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(110.000.000)**
RECURSOS PROPIOS DE CAPITAL	(110.000.000)
Desahorro en cuenta corriente	(120.080.360)
Incremento de la depreciación y amortización acumuladas	10.080.360
2.2 GASTOS DE CAPITAL	**20.000.000**
INVERSIÓN REAL DIRECTA	20.000.000
Formación bruta de capital fijo	19.765.266
Maquinaria, equipos y otros bienes muebles	18.847.382
Construcciones de bienes de dominio privado	917.884
Bienes intangibles	234.734
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(130.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**130.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	130.000.000
Disminución de otros activos financieros	130.000.000
Disminución de disponibilidades	130.000.000
Disminución de bancos	130.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**130.000.000**
DÉFICIT FINANCIERO	130.000.000

A0119

Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)

SERVICIO AUTÓNOMO SERVICIO DE ELABORACIONES FARMACÉUTICAS (SEFAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, el Servicio Autónomo de Elaboraciones Farmacéuticas (SEFAR), ejecutará el proyecto "Producción y distribución de medicamentos esenciales y otros insumos para atender las necesidades de salud de la población venezolana" con el fin de garantizar el acceso a medicamentos esenciales de alta calidad, suministrados bajo el esquema de racionalidad terapéutica a los pacientes atendidos en el Sistema Público Nacional de Salud y el abastecimiento de insumos al más bajo costo, en el marco del cumplimiento de los artículos 83, 84 y 85 de Constitución de la República Bolivariana de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**174.676.424**
INGRESOS CORRIENTES ORDINARIOS	174.676.424
TRANSFERENCIAS CORRIENTES	174.676.424
Transferencias corrientes del sector público	174.676.424
Transferencias corrientes internas recibidas del sector público	174.676.424
De la República	174.676.424
INGRESOS DE CAPITAL	**13.250.778**
RECURSOS PROPIOS DE CAPITAL	13.250.778
Incremento de la depreciación y amortización acumuladas	13.250.778
TOTAL RECURSOS	**187.927.202**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**187.927.202**
GASTOS DE CONSUMO	183.152.865
Remuneraciones	90.078.710
Sueldos, salarios y otras retribuciones	31.412.326
Beneficios y complementos de sueldos y salarios	32.244.427
Aportes patronales	8.281.246
Prestaciones sociales y otras indemnizaciones	9.608.880
Asistencia socioeconómica	8.141.331
Otros gastos de personal	390.500
Compra de bienes y servicios	70.006.608
Bienes de consumo	52.124.763
Servicios no personales	17.881.845
Impuestos indirectos	9.816.769
Depreciación y amortización	13.250.778
GASTOS DE LA PROPIEDAD	1.900.000
Derechos sobre bienes intangibles	1.900.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.874.337
Al sector privado	2.874.337
Transferencias corrientes al sector privado	2.079.962
Directas a personas	2.079.962
Jubilaciones y otros beneficios asociados	2.079.962
Donaciones corrientes al sector privado	794.375
Donaciones a personas	794.375
TOTAL GASTOS	**187.927.202**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125313	Producción y distribución de medicamentos esenciales y otros insumos para atender las necesidades de salud de la población venezolana	unidad			20.550.000		122.273.497			122.273.497
					TOTAL		**122.273.497**			**122.273.497**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		26.182.476			26.182.476
02	Gestión administrativa	13.250.778	24.140.489			37.391.267
03	Previsión y protección social		2.079.962			2.079.962
	TOTAL	**13.250.778**	**52.402.927**			**65.653.705**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**73**	**100**	**90**	**263**	**3.922.605**	**3.840.422**	**7.763.027**
Alto Nivel y de Dirección		1		1	52.827		52.827
Directivo	7	2		9	83.193	165.146	248.339
Profesional y Técnico	13	4	55	72	665.547	1.321.168	1.986.715
Personal Administrativo	9		35	44	406.724	807.380	1.214.104
Obrero	44	93		137	2.714.314	1.546.728	4.261.042
Personal Contratado	**270**	**248**		**518**	**16.918.197**		**16.918.197**
Profesional y Técnico	108	62		170	5.021.262		5.021.262
Personal Administrativo	120	67		187	5.523.388		5.523.388
Obrero	42	119		161	6.373.547		6.373.547
TOTAL	**343**	**348**	**90**	**781**	**20.840.802**	**3.840.422**	**24.681.224**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**14**	**2**	**16**	**2.079.962**
Empleados	10	1	11	1.311.396
Obreros	4	1	5	768.566
TOTAL	**14**	**2**	**16**	**2.079.962**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	90.078.710
4.02	Materiales, suministros y mercancías	52.124.763
4.03	Servicios no personales	29.598.614
4.07	Transferencias y donaciones	2.874.337
4.08	Otros gastos	13.250.778
	TOTAL	**187.927.202**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**174.676.424**
INGRESOS CORRIENTES ORDINARIOS	174.676.424
TRANSFERENCIAS CORRIENTES	174.676.424
Transferencias corrientes del sector público	174.676.424
Transferencias corrientes internas recibidas del sector público	174.676.424
De la República	174.676.424
Ministerio del Poder Popular para la Salud	174.676.424
-Recursos Ordinarios	174.676.424
1.2 GASTOS CORRIENTES	**187.927.202**
GASTOS DE CONSUMO	183.152.865
Remuneraciones	90.078.710
Sueldos, salarios y otras retribuciones	31.412.326
Beneficios y complementos de sueldos y salarios	32.244.427
Aportes patronales	8.281.246
Prestaciones sociales y otras indemnizaciones	9.608.880
Asistencia socioeconómica	8.141.331
Otros gastos de personal	390.500
Compra de bienes y servicios	70.006.608
Bienes de consumo	52.124.763
Servicios no personales	17.881.845
Impuestos indirectos	9.816.769
Depreciación y amortización	13.250.778
GASTOS DE LA PROPIEDAD	1.900.000
Derechos sobre bienes intangibles	1.900.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.874.337
Al sector privado	2.874.337
Transferencias corrientes al sector privado	2.079.962
Directas a personas	2.079.962

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	2.079.962
Donaciones corrientes al sector privado	794.375
Donaciones a personas	794.375
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(13.250.778)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
RECURSOS PROPIOS DE CAPITAL	
Desahorro en cuenta corriente	(13.250.778)
Incremento de la depreciación y amortización acumuladas	13.250.778
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0153

Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)

SERVICIO AUTÓNOMO HOSPITAL UNIVERSITARIO DE MARACAIBO (SAHUM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El objetivo del Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM) es proporcionar servicios de salud a la población del área de influencia y demandante del Hospital, en los aspectos preventivos, curativos, promoción y rehabilitación de los grupos de usuarios, con ayuda de los servicios auxiliares y de apoyo al diagnóstico. En este sentido, para el Ejercicio Económico Financiero 2015 ejecutará el Proyecto "Atención Integral Oportuna y Gratuita a los Pacientes que acuden a los Servicios Prestados por el SAHUM", el cual tiene como objetivo, incrementar el nivel de atención en las diferentes patologías de los pacientes que acuden al organismo con una meta estimada de 255.502 pacientes.

Su misión es garantizar la salud de la población de su área de influencia mediante procesos de promoción, prevención, curación y rehabilitación, proporcionando servicios eficientes y de calidad que sirven de apoyo a la función docente, de investigación, técnica y especializada del personal involucrado en el sector salud; contando igualmente con una Dirección colegiada a través de la oportuna participación de los miembros del Comité Directivo y el Comité Asesor.

La visión es ser una institución prestadora de servicio de salud con amplio compromiso social en disposición permanente para atender íntegramente las expectativas y demanda de los pacientes; así mismo desarrollar alta tecnología y en condiciones de funcionar en un mundo de competencia con base en la excelencia.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.007.038.616**
INGRESOS CORRIENTES ORDINARIOS	1.007.038.616
TRANSFERENCIAS CORRIENTES	1.007.038.616
Transferencias corrientes del sector público	1.007.038.616
Transferencias corrientes internas recibidas del sector público	1.007.038.616
De la República	1.007.038.616
TOTAL RECURSOS	**1.007.038.616**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**928.263.331**
GASTOS DE CONSUMO	928.263.331
Remuneraciones	559.681.891
Sueldos, salarios y otras retribuciones	272.341.987
Beneficios y complementos de sueldos y salarios	182.628.784
Prestaciones sociales y otras indemnizaciones	72.318.240
Asistencia socioeconómica	31.697.434
Otros gastos de personal	695.446
Compra de bienes y servicios	341.067.567
Bienes de consumo	314.545.939
Servicios no personales	26.521.628
Impuestos indirectos	27.513.873
GASTOS DE CAPITAL	**78.775.285**
INVERSIÓN REAL DIRECTA	78.775.285
Formación bruta de capital fijo	73.775.285
Maquinaria, equipos y otros bienes muebles	45.775.285
Construcciones de bienes de dominio privado	28.000.000
Bienes intangibles	5.000.000
TOTAL GASTOS	**1.007.038.616**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124903	Atención Integral, oportuna y gratuita a los pacientes que acuden a los servicios prestados por el SAHUM	paciente	122.641	132.861	255.502		704.927.031			704.927.031
					TOTAL		**704.927.031**			**704.927.031**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		167.904.565			167.904.565
02	Gestión administrativa		134.207.020			134.207.020
	TOTAL		**302.111.585**			**302.111.585**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.796**	**726**		**2.522**	**92.973.285**	**5.192.420**	**98.165.705**
Directivo	2			2	102.694	11.237	113.931
Profesional y Técnico	535	137		672	28.311.574	1.466.312	29.777.886
Personal Administrativo	129	29		158	5.112.857	887.734	6.000.591
Personal Médico	278	106		384	16.523.581	157.531	16.681.112
Obrero	852	454		1.306	42.922.579	2.669.606	45.592.185
Personal Contratado	**1.923**	**1.488**		**3.411**	**105.696.038**		**105.696.038**
Profesional y Técnico	988	389		1.377	43.869.218		43.869.218
Personal Administrativo	23	55		78	2.156.583		2.156.583
Personal Médico	141	348		489	19.317.346		19.317.346
Obrero	771	696		1.467	40.352.891		40.352.891
TOTAL	**3.719**	**2.214**		**5.933**	**198.669.323**	**5.192.420**	**203.861.743**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	559.681.891
4.02	Materiales, suministros y mercancías	314.545.939
4.03	Servicios no personales	54.035.501
4.04	Activos reales	78.775.285
	TOTAL	**1.007.038.616**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.007.038.616**
INGRESOS CORRIENTES ORDINARIOS	1.007.038.616
TRANSFERENCIAS CORRIENTES	1.007.038.616
Transferencias corrientes del sector público	1.007.038.616
Transferencias corrientes internas recibidas del sector público	1.007.038.616
De la República	1.007.038.616
Ministerio del Poder Popular para la Salud	1.007.038.616
Recursos Ordinarios	1.007.038.616
1.2 GASTOS CORRIENTES	**928.263.331**
GASTOS DE CONSUMO	928.263.331
Remuneraciones	559.681.891
Sueldos, salarios y otras retribuciones	272.341.987
Beneficios y complementos de sueldos y salarios	182.628.784
Prestaciones sociales y otras indemnizaciones	72.318.240
Asistencia socioeconómica	31.697.434
Otros gastos de personal	695.446
Compra de bienes y servicios	341.067.567
Bienes de consumo	314.545.939
Servicios no personales	26.521.628
Impuestos indirectos	27.513.873
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**78.775.285**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**78.775.285**
RECURSOS PROPIOS DE CAPITAL	78.775.285
Ahorro en cuenta corriente	78.775.285

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**78.775.285**
INVERSIÓN REAL DIRECTA	78.775.285
Formación bruta de capital fijo	73.775.285
Maquinaria, equipos y otros bienes muebles	45.775.285
Construcciones de bienes de dominio privado	28.000.000
Bienes intangibles	5.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0181

Servicio Autónomo Instituto de Biomedicina Dr. Jacinto Convit

SERVICIO AUTÓNOMO INSTITUTO DE BIOMEDICINA DR. JACINTO CONVIT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La salud es uno de los derechos sociales fundamentales consagrados en la carta magna, la cual establece que el Sistema Público Nacional de Salud dará prioridad a la promoción de la salud y a la prevención de las enfermedades, garantizando el tratamiento oportuno y rehabilitación de calidad; se destaca la importancia de la permanencia de instituciones que acometan esta estratégica labor y es allí, donde el Servicio Autónomo Instituto de Biomedicina Dr. Jacinto Convit cobra un sentido significativo para el país, con proyección internacional.

Este Servicio Autónomo está adscrito al Ministerio del Poder Popular para la Salud funciona como centro para la investigación y adiestramiento en lepra y enfermedades tropicales de la Organización Mundial de la Salud (OMS) y es responsable desde el punto de vista normativo y de apoyo logístico, de los servicios de dermatología sanitaria distribuidos a escala nacional.

En este sentido, el Servicio Autónomo Instituto de Biomedicina Dr. Jacinto Convit realiza el estudio y control de enfermedades endémicas, desde el punto de vista asistencial y epidemiológico, asociado al desarrollo de la docencia y la investigación científica, enmarcando su acción en las siguientes áreas:

- Enfermedades endémicas (lepra, leishmaniasis, oncosercosis, chagas, micosis, enfermedades gastrointestinales de la infancia, parasitosis, psoriasis, alergias, cáncer de la piel, trastornos pigmentarios, dermatología general y cirugía dermatológica).
- Otros problemas de salud (tuberculosis, dengue y otras enfermedades virales).
- Desarrollo de importantes estudios e investigaciones científicas en áreas de apoyo técnico en salud (epidemiología, sistemas de información en salud, sistemas de información geográfica, gerencia en salud y salud internacional).
- Programas de pregrado y de postgrado (especializaciones, maestría y proyectos de doctorado en ciencias biomédicas).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**43.236.172**
INGRESOS CORRIENTES ORDINARIOS	43.236.172
TRANSFERENCIAS CORRIENTES	43.225.672
Transferencias corrientes del sector público	43.225.672
Transferencias corrientes internas recibidas del sector público	43.225.672
De la República	43.225.672
OTROS INGRESOS	10.500
Otros ingresos ordinarios	10.500
INGRESOS DE CAPITAL	**380.000**
RECURSOS PROPIOS DE CAPITAL	380.000
Incremento de la depreciación y amortización acumuladas	380.000
TOTAL RECURSOS	**43.616.172**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**40.733.097**
GASTOS DE CONSUMO	40.733.097
Remuneraciones	24.015.918
Sueldos, salarios y otras retribuciones	13.780.285
Beneficios y complementos de sueldos y salarios	5.296.360
Aportes patronales	1.467.730
Prestaciones sociales y otras indemnizaciones	2.533.523
Asistencia socioeconómica	938.020
Compra de bienes y servicios	14.273.323
Bienes de consumo	9.767.988
Servicios no personales	4.505.335
Impuestos indirectos	2.063.856
Depreciación y amortización	380.000
GASTOS DE CAPITAL	**2.872.575**
INVERSIÓN REAL DIRECTA	2.872.575
Formación bruta de capital fijo	2.872.575
Maquinaria, equipos y otros bienes muebles	2.024.568
Construcciones de bienes de dominio privado	848.007
APLICACIONES FINANCIERAS	**10.500**
DISMINUCIÓN DE PASIVOS	10.500
Disminución de cuentas y efectos por pagar	10.500
Disminución de cuentas y efectos por pagar a corto plazo	10.500
Disminución de aportes patronales y retenciones laborales por pagar	10.500
Disminución de otras retenciones laborales por pagar	10.500
TOTAL GASTOS	**43.616.172**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125226	Investigación y desarrollo científico en enfermedades endémicas y dermatológicas para atención integral a pacientes en el ámbito nacional.	paciente	22.500	22.500	45.000		25.935.403			25.935.403
					TOTAL		**25.935.403**			**25.935.403**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		11.527.341			11.527.341
02	Gestión administrativa	390.500	5.762.928			6.153.428
	TOTAL	**390.500**	**17.290.269**			**17.680.769**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**99**	**82**		**181**	**8.798.091**	**2.288.568**	**11.086.659**
Directivo		1		1	65.084		65.084
Profesional y Técnico	30	24		54	3.514.577	928.002	4.442.579
Personal Administrativo	28	12		40	2.603.390	687.409	3.290.799
Personal de Investigación	5	2		7	455.593	120.296	575.889
Personal Médico	6	8		14	911.187		911.187
Obrero	30	35		65	1.248.260	552.861	1.801.121
Personal Contratado	**28**	**14**		**42**	**865.976**		**865.976**
Profesional y Técnico	18	5		23	466.981		466.981
Personal Administrativo	6	2		8	162.428		162.428
Personal de Investigación		1		1	20.303		20.303
Personal Médico	3	1		4	81.214		81.214
Obrero	1	5		6	135.050		135.050
TOTAL	**127**	**96**		**223**	**9.664.067**	**2.288.568**	**11.952.635**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	24.015.918
4.02	Materiales, suministros y mercancías	9.767.988
4.03	Servicios no personales	6.569.191
4.04	Activos reales	2.872.575
4.08	Otros gastos	380.000
4.11	Disminución de pasivos	10.500
	TOTAL	**43.616.172**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**43.236.172**
INGRESOS CORRIENTES ORDINARIOS	43.236.172
TRANSFERENCIAS CORRIENTES	43.225.672
Transferencias corrientes del sector público	43.225.672
Transferencias corrientes internas recibidas del sector público	43.225.672
De la República	43.225.672
Ministerio del Poder Popular para la Salud	43.225.672
-Recursos Ordinarios	43.225.672
OTROS INGRESOS	10.500
Otros ingresos ordinarios	10.500
1.2 GASTOS CORRIENTES	**40.733.097**
GASTOS DE CONSUMO	40.733.097
Remuneraciones	24.015.918
Sueldos, salarios y otras retribuciones	13.780.285
Beneficios y complementos de sueldos y salarios	5.296.360
Aportes patronales	1.467.730
Prestaciones sociales y otras indemnizaciones	2.533.523
Asistencia socioeconómica	938.020
Compra de bienes y servicios	14.273.323
Bienes de consumo	9.767.988
Servicios no personales	4.505.335
Impuestos indirectos	2.063.856
Depreciación y amortización	380.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.503.075**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.883.075**
RECURSOS PROPIOS DE CAPITAL	2.883.075
Ahorro en cuenta corriente	2.503.075
Incremento de la depreciación y amortización acumuladas	380.000
2.2 GASTOS DE CAPITAL	**2.872.575**
INVERSIÓN REAL DIRECTA	2.872.575
Formación bruta de capital fijo	2.872.575
Maquinaria, equipos y otros bienes muebles	2.024.568
Construcciones de bienes de dominio privado	848.007
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**10.500**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**10.500**
SUPERÁVIT FINANCIERO	10.500
3.2 APLICACIONES FINANCIERAS	**10.500**
DISMINUCIÓN DE PASIVOS	10.500
Disminución de cuentas y efectos por pagar	10.500
Disminución de cuentas y efectos por pagar a corto plazo	10.500
Disminución de aportes patronales y retenciones laborales por pagar	10.500
Disminución de otras retenciones laborales por pagar	10.500

A0445

Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"

FUNDACIÓN HOSPITAL CARDIOLÓGICO INFANTIL LATINOAMERICANO "DR. GILBERTO RODRÍGUEZ OCHOA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, la Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa", se ratifica como un centro para dar respuesta oportuna y de excelencia a las expectativas de atención integral de calidad a los niños, niñas y adolescentes portadores de cardiopatías congénitas y/o adquiridas que acuden referidos de los Centros Cardiovasculares Regionales Infantiles de Venezuela y Latinoamérica.

Orienta su gestión a realizar 475 intervenciones a través de la ejecución del Proyecto "Atención Integral Médico-quirúrgico a la Población Infantil y Adolescentes con Patología Cardiovascular Congénita y/o Adquirida a Nivel Nacional e Internacional", el cual tiene como objetivo brindar atención integral a través de consultas especializadas y atención quirúrgica o intervencionista a niños, niñas y adolescentes con patologías cardiovasculares.

A través de las Donaciones Corrientes a distintas Instituciones a nivel nacional, estadal y municipal se espera mantener el número de intervenciones a pacientes en los Centros Cardiovasculares Regionales, permitiendo alcanzar los objetivos trazados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**143.771.749**
INGRESOS CORRIENTES ORDINARIOS	143.771.749
TRANSFERENCIAS CORRIENTES	143.771.749
Transferencias corrientes del sector público	143.771.749
Transferencias corrientes internas recibidas del sector público	143.771.749
De la República	143.771.749
TOTAL RECURSOS	**143.771.749**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**141.450.937**
GASTOS DE CONSUMO	139.731.944
Remuneraciones	76.930.201
Sueldos, salarios y otras retribuciones	49.514.550
Beneficios y complementos de sueldos y salarios	9.000.000
Aportes patronales	2.444.927
Prestaciones sociales y otras indemnizaciones	9.722.237
Asistencia socioeconómica	6.248.487
Compra de bienes y servicios	56.324.571
Bienes de consumo	40.073.594
Servicios no personales	16.250.977
Impuestos indirectos	6.477.172
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.718.993
Al sector privado	508.433
Transferencias corrientes al sector privado	14.357
Directas a personas	14.357
Otras transferencias directas a personas	14.357
Donaciones corrientes al sector privado	494.076
Donaciones a personas	494.076
Al sector público	1.210.560
Donaciones corrientes al sector público	1.210.560
A los entes descentralizados sin fines empresariales	1.210.560
GASTOS DE CAPITAL	**2.320.812**
INVERSIÓN REAL DIRECTA	2.269.812
Formación bruta de capital fijo	2.266.652
Maquinaria, equipos y otros bienes muebles	2.266.652
Bienes intangibles	3.160

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES DE CAPITAL	51.000
Al sector público	51.000
Donaciones de capital al sector público	51.000
A los entes descentralizados sin fines empresariales	51.000
TOTAL GASTOS	**143.771.749**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124930	Atención integral médico-quirúrgica a la población infantil y adolescentes con patologías cardiovascular congénita y/o adquiridas a nivel nacional e internacional	intervención			475		100.640.224			100.640.224
					TOTAL		**100.640.224**			**100.640.224**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		23.079.061			23.079.061
02	Gestión administrativa		20.052.464			20.052.464
	TOTAL		**43.131.525**			**43.131.525**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**301**	**128**		**429**	**27.225.206**		**27.225.206**
Alto Nivel y de Dirección	1			1	145.587		145.587
Directivo	6	6		12	861.134		861.134
Profesional y Técnico	200	62		262	13.186.606		13.186.606
Personal Administrativo	72	56		128	6.895.396		6.895.396
Personal Docente	2			2	278.474		278.474
Personal Médico	20	4		24	5.858.009		5.858.009
Personal Contratado	**53**	**38**		**91**	**8.479.353**		**8.479.353**
Profesional y Técnico	41	14		55	3.890.327		3.890.327
Personal Administrativo	10	18		28	1.505.932		1.505.932
Personal Médico	2	6		8	3.083.094		3.083.094
TOTAL	**354**	**166**		**520**	**35.704.559**		**35.704.559**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	76.930.201
4.02	Materiales, suministros y mercancías	40.073.594
4.03	Servicios no personales	22.728.149
4.04	Activos reales	2.269.812
4.07	Transferencias y donaciones	1.769.993
	TOTAL	**143.771.749**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**143.771.749**
INGRESOS CORRIENTES ORDINARIOS	143.771.749
TRANSFERENCIAS CORRIENTES	143.771.749
Transferencias corrientes del sector público	143.771.749
Transferencias corrientes internas recibidas del sector público	143.771.749
De la República	143.771.749
Ministerio del Poder Popular para la Salud	143.771.749
-Recursos Ordinarios	143.771.749
1.2 GASTOS CORRIENTES	**141.450.937**
GASTOS DE CONSUMO	139.731.944
Remuneraciones	76.930.201
Sueldos, salarios y otras retribuciones	49.514.550
Beneficios y complementos de sueldos y salarios	9.000.000
Aportes patronales	2.444.927
Prestaciones sociales y otras indemnizaciones	9.722.237
Asistencia socioeconómica	6.248.487
Compra de bienes y servicios	56.324.571
Bienes de consumo	40.073.594
Servicios no personales	16.250.977
Impuestos indirectos	6.477.172
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.718.993
Al sector privado	508.433
Transferencias corrientes al sector privado	14.357
Directas a personas	14.357
Otras transferencias directas a personas	14.357
Donaciones corrientes al sector privado	494.076
Donaciones a personas	494.076

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	1.210.560
Donaciones corrientes al sector público	1.210.560
A los entes descentralizados sin fines empresariales	1.210.560
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.320.812**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.320.812**
RECURSOS PROPIOS DE CAPITAL	2.320.812
Ahorro en cuenta corriente	2.320.812
2.2 GASTOS DE CAPITAL	**2.320.812**
INVERSIÓN REAL DIRECTA	2.269.812
Formación bruta de capital fijo	2.266.652
Maquinaria, equipos y otros bienes muebles	2.266.652
Bienes intangibles	3.160
TRANSFERENCIAS Y DONACIONES DE CAPITAL	51.000
Al sector público	51.000
Donaciones de capital al sector público	51.000
A los entes descentralizados sin fines empresariales	51.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0446

Fundación Misión Barrio Adentro

FUNDACIÓN MISIÓN BARRIO ADENTRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Barrio Adentro, asume el rol de gestión presupuestaria, administrativa y financiera de las Misiones Barrio Adentro I y II, teniendo como objetivo el fortalecimiento y la consolidación de los Proyectos asignados y participando activamente en el plan estratégico social de fortalecimiento y modernización que contempla el estado venezolano para el sector salud, estableciendo metas y objetivos para el mejoramiento, continuo en la prestación de servicios de salud gratuitos y de la calidad de la población venezolana y en especial a los más vulnerables, fortaleciendo la red de asistencia médica, así como el equipamiento y dotación de insumos a la red consultorios populares, centros diagnóstico integrales, salas de rehabilitación integral y centros de alta tecnología en el ámbito Nacional

Para el Ejercicio Económico Financiero 2015 la Fundación cuenta con un Presupuesto de Bs. 4.709.298.351 lo que permitirá continuar ejecutando los siguientes Proyectos:

- Consolidación de los Centros de atención primaria en salud, que forman parte de las Áreas de Salud Integral Comunitarias (ASIC).
- Atención Odontológica Integral a la población venezolana.
- Consolidación de la Infraestructura de los centros de salud pertenecientes a la Red de Atención Ambulatoria.
- Optimización de la Red Hospitalaria perteneciente al MPPS

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.593.035.711**
INGRESOS CORRIENTES ORDINARIOS	4.593.035.711
TRANSFERENCIAS CORRIENTES	4.593.035.711
Transferencias corrientes del sector público	4.593.035.711
Transferencias corrientes internas recibidas del sector público	4.593.035.711
De la República	4.593.035.711
INGRESOS DE CAPITAL	**16.262.640**
RECURSOS PROPIOS DE CAPITAL	16.262.640
Incremento de la depreciación y amortización acumuladas	16.262.640
FUENTES DE FINANCIAMIENTO	**100.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.000.000
Disminución de otros activos financieros	100.000.000
Disminución de disponibilidades	100.000.000
Disminución de caja	100.000.000
TOTAL RECURSOS	**4.709.298.351**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.423.858.698**
GASTOS DE CONSUMO	3.346.373.125
Remuneraciones	1.993.107.254
Sueldos, salarios y otras retribuciones	1.254.251.864
Beneficios y complementos de sueldos y salarios	457.038.940
Aportes patronales	136.904.981
Prestaciones sociales y otras indemnizaciones	117.873.658
Asistencia socioeconómica	27.037.811
Compra de bienes y servicios	1.183.249.568
Bienes de consumo	479.248.439
Servicios no personales	704.001.129
Impuestos indirectos	153.753.663
Depreciación y amortización	16.262.640
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.077.485.573
Al sector privado	744.357.304
Donaciones corrientes al sector privado	744.357.304
Donaciones a personas	744.357.304
Al sector público	333.128.269
Transferencias corrientes al sector público	31.090.818
A entes descentralizados con fines empresariales no petroleros	31.090.818
Donaciones corrientes al sector público	302.037.451
A la República	302.037.451
GASTOS DE CAPITAL	**185.439.653**
INVERSIÓN REAL DIRECTA	185.439.653
Formación bruta de capital fijo	183.809.621
Edificios e instalaciones	10.407.319
Maquinaria, equipos y otros bienes muebles	136.024.413
Construcciones de bienes de dominio privado	17.684.000
Producción propia (gastos capitalizables)	19.693.889
Compra de bienes y servicios	19.693.889

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Servicios no personales	19.693.889
Bienes intangibles	1.630.032
APLICACIONES FINANCIERAS	**100.000.000**
DISMINUCIÓN DE PASIVOS	100.000.000
Disminución de cuentas y efectos por pagar	100.000.000
Disminución de cuentas y efectos por pagar a corto plazo	35.458.776
Disminución de sueldos, salarios y otras remuneraciones por pagar	15.458.776
Disminución cuentas por pagar a proveedores a corto plazo	20.000.000
Disminución de otras cuentas y efectos por pagar	64.541.224
Disminución de otras cuentas por pagar a corto plazo	64.541.224
TOTAL GASTOS	**4.709.298.351**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124892	Consolidación de los Centros de atención primaria en salud, que forman parte de las Áreas de Salud Integral Comunitarias (ASIC)	centro de salud			7.947		3.074.154.309			3.074.154.309
124904	Atención Odontológica Integral a la población venezolana	paciente	37.540	27.460	65.000		207.780.900			207.780.900
124907	Consolidación de la Infraestructura de los centros de salud pertenecientes a la Red de Atención Ambulatoria.	centro de salud			15		31.090.818			31.090.818
124955	Optimización de la Red Hospitalaria perteneciente al MPPS	hospital			240		302.037.451			302.037.451
					TOTAL		**3.615.063.478**			**3.615.063.478**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		431.234.045			431.234.045
02	Gestión administrativa	116.262.640	546.738.188			663.000.828
	TOTAL	**116.262.640**	**977.972.233**			**1.094.234.873**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**	**1**		**2**	**442.272**		**442.272**
Alto Nivel y de Dirección	1	1		2	442.272		442.272
Personal Contratado	**21.131**	**8.268**		**29.399**	**1.093.429.041**		**1.093.429.041**
Directivo	63	51		114	7.833.248		7.833.248
Profesional y Técnico	5.842	1.235		7.077	315.686.332		315.686.332
Personal Administrativo	2.784	1.554		4.338	190.579.852		190.579.852
Personal Médico	784	184		968	69.155.669		69.155.669
Obrero	11.658	5.244		16.902	510.173.940		510.173.940
TOTAL	**21.132**	**8.269**		**29.401**	**1.093.871.313**		**1.093.871.313**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.993.107.254
4.02	Materiales, suministros y mercancías	479.248.439
4.03	Servicios no personales	877.448.681
4.04	Activos reales	165.745.764
4.07	Transferencias y donaciones	1.077.485.573
4.08	Otros gastos	16.262.640
4.11	Disminución de pasivos	100.000.000
	TOTAL	**4.709.298.351**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.593.035.711**
INGRESOS CORRIENTES ORDINARIOS	4.593.035.711
TRANSFERENCIAS CORRIENTES	4.593.035.711
Transferencias corrientes del sector público	4.593.035.711
Transferencias corrientes internas recibidas del sector público	4.593.035.711
De la República	4.593.035.711
Ministerio del Poder Popular para la Salud	3.259.907.442
-Recursos Ordinarios	3.259.907.442
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	1.333.128.269
-Recursos Ordinarios	1.333.128.269
1.2 GASTOS CORRIENTES	**4.423.858.698**
GASTOS DE CONSUMO	3.346.373.125
Remuneraciones	1.993.107.254
Sueldos, salarios y otras retribuciones	1.254.251.864
Beneficios y complementos de sueldos y salarios	457.038.940
Aportes patronales	136.904.981
Prestaciones sociales y otras indemnizaciones	117.873.658
Asistencia socioeconómica	27.037.811
Compra de bienes y servicios	1.183.249.568
Bienes de consumo	479.248.439
Servicios no personales	704.001.129
Impuestos indirectos	153.753.663
Depreciación y amortización	16.262.640
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.077.485.573
Al sector privado	744.357.304
Donaciones corrientes al sector privado	744.357.304
Donaciones a personas	744.357.304
Al sector público	333.128.269
Transferencias corrientes al sector público	31.090.818

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A entes descentralizados con fines empresariales no petroleros	31.090.818
Donaciones corrientes al sector público	302.037.451
A la República	302.037.451
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**169.177.013**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**185.439.653**
RECURSOS PROPIOS DE CAPITAL	185.439.653
Ahorro en cuenta corriente	169.177.013
Incremento de la depreciación y amortización acumuladas	16.262.640
2.2 GASTOS DE CAPITAL	**185.439.653**
INVERSIÓN REAL DIRECTA	185.439.653
Formación bruta de capital fijo	183.809.621
Edificios e instalaciones	10.407.319
Maquinaria, equipos y otros bienes muebles	136.024.413
Construcciones de bienes de dominio privado	17.684.000
Producción propia (gastos capitalizables)	19.693.889
Compra de bienes y servicios	19.693.889
Servicios no personales	19.693.889
Bienes intangibles	1.630.032
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**100.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.000.000
Disminución de otros activos financieros	100.000.000
Disminución de disponibilidades	100.000.000
Disminución de caja	100.000.000
3.2 APLICACIONES FINANCIERAS	**100.000.000**
DISMINUCIÓN DE PASIVOS	100.000.000
Disminución de cuentas y efectos por pagar	100.000.000
Disminución de cuentas y efectos por pagar a corto plazo	35.458.776

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de sueldos, salarios y otras remuneraciones por pagar	15.458.776
Disminución cuentas por pagar a proveedores a corto plazo	20.000.000
Disminución de otras cuentas y efectos por pagar	64.541.224
Disminución de otras cuentas por pagar a corto plazo	64.541.224

A0457

Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)

FUNDACIÓN DE EDIFICACIONES Y EQUIPAMIENTO HOSPITALARIO (FUNDEEH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación de Edificaciones y Equipamiento Hospitalario (Fundeeh), como organismo ejecutor del Ministerio del Poder Popular para la Salud, tiene previsto continuar con las remodelaciones, reacondicionamiento y mejoras en la infraestructura física, equipos médicos y electromecánicos de la red hospitalaria a nivel nacional, que permita potenciar y consolidar el Sistema Público Nacional de Salud, mediante la ejecución de obras a los fines de recuperar los centros asistenciales del grado de deterioro y así garantizar a la población su derecho constitucional a la salud para lo cual prevé la ejecución de obras de infraestructura que permitan la atención primaria a través de la consulta en hospitales y ambulatorios urbanos tipos I, II y III y cubrir gastos de personal fijo, contratado y operativos de la Fundación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**250.613.335**
INGRESOS CORRIENTES ORDINARIOS	250.613.335
TRANSFERENCIAS CORRIENTES	250.613.335
Transferencias corrientes del sector público	250.613.335
Transferencias corrientes internas recibidas del sector público	250.613.335
De la República	250.613.335
INGRESOS DE CAPITAL	**1.491.781**
RECURSOS PROPIOS DE CAPITAL	1.491.781
Incremento de la depreciación y amortización acumuladas	1.491.781
FUENTES DE FINANCIAMIENTO	**2.128.404.545**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.128.404.545
Disminución de otros activos financieros	2.128.404.545
Disminución de disponibilidades	2.128.404.545
Disminución de caja	2.128.404.545
TOTAL RECURSOS	**2.380.509.661**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**134.528.739**
GASTOS DE CONSUMO	107.200.142
Remuneraciones	40.238.280
Sueldos, salarios y otras retribuciones	17.044.867
Beneficios y complementos de sueldos y salarios	10.589.963
Aportes patronales	1.889.179
Prestaciones sociales y otras indemnizaciones	3.608.675
Asistencia socioeconómica	7.105.596
Compra de bienes y servicios	61.769.179
Bienes de consumo	30.658.349
Servicios no personales	31.110.830
Impuestos indirectos	3.700.902
Depreciación y amortización	1.491.781
GASTOS DE LA PROPIEDAD	7.000
Derechos sobre bienes intangibles	7.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	27.321.597
Al sector privado	1.801.597
Transferencias corrientes al sector privado	781.024
Otras transferencias corrientes internas al sector privado	781.024
Donaciones corrientes al sector privado	1.020.573
Donaciones a personas	520.573
Donaciones a instituciones sin fines de lucro	500.000
Al sector público	25.520.000
Donaciones corrientes al sector público	25.520.000
A la República	25.520.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**2.243.867.297**
INVERSIÓN REAL DIRECTA	2.243.867.297
Formación bruta de capital fijo	2.243.555.949
Maquinaria, equipos y otros bienes muebles	691.990.359
Construcciones de bienes de dominio privado	1.308.422.481
Producción propia (gastos capitalizables)	243.143.109
Impuestos indirectos	243.143.109
Bienes intangibles	311.348
APLICACIONES FINANCIERAS	**2.113.625**
DISMINUCIÓN DE PASIVOS	2.113.625
Disminución de cuentas y efectos por pagar	429.298
Disminución de cuentas y efectos por pagar a corto plazo	429.298
Disminución de sueldos, salarios y otras remuneraciones por pagar	39.250
Disminución de aportes patronales y retenciones laborales por pagar	81.699
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	81.699
Disminución cuentas por pagar a proveedores a corto plazo	308.349
Disminución de otros pasivos	1.684.327
Disminución de obligaciones de ejercicios anteriores	1.684.327
TOTAL GASTOS	**2.380.509.661**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124931	Construcción, ampliación, remodelación y modernización de las redes hospitalaria en los hospitales tipo I, II, III y IV, a nivel nacional.	obra			9	2.118.182.709	173.594.061			2.291.776.770
					TOTAL	**2.118.182.709**	**173.594.061**			**2.291.776.770**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		40.723.465			40.723.465
02	Gestión administrativa	11.713.617	36.295.809			48.009.426
	TOTAL	**11.713.617**	**77.019.274**			**88.732.891**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**45**	**47**	**30**	**122**	**5.016.192**		**5.016.192**
Directivo	45	47	30	122	5.016.192		5.016.192
Personal Contratado	**121**	**103**		**224**	**6.366.886**		**6.366.886**
Profesional y Técnico	86	61		147	4.347.589		4.347.589
Personal Administrativo	16	10		26	652.139		652.139
Obrero	19	32		51	1.367.158		1.367.158
TOTAL	**166**	**150**	**30**	**346**	**11.383.078**		**11.383.078**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	40.238.280
4.02	Materiales, suministros y mercancías	30.658.349
4.03	Servicios no personales	277.961.841
4.04	Activos reales	2.000.724.188
4.07	Transferencias y donaciones	27.321.597
4.08	Otros gastos	1.491.781
4.11	Disminución de pasivos	2.113.625
	TOTAL	**2.380.509.661**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**250.613.335**
INGRESOS CORRIENTES ORDINARIOS	250.613.335
TRANSFERENCIAS CORRIENTES	250.613.335
Transferencias corrientes del sector público	250.613.335
Transferencias corrientes internas recibidas del sector público	250.613.335
De la República	250.613.335
Ministerio del Poder Popular para la Salud	250.613.335
-Recursos Ordinarios	250.613.335
1.2 GASTOS CORRIENTES	**134.528.739**
GASTOS DE CONSUMO	107.200.142
Remuneraciones	40.238.280
Sueldos, salarios y otras retribuciones	17.044.867
Beneficios y complementos de sueldos y salarios	10.589.963
Aportes patronales	1.889.179
Prestaciones sociales y otras indemnizaciones	3.608.675
Asistencia socioeconómica	7.105.596
Compra de bienes y servicios	61.769.179
Bienes de consumo	30.658.349
Servicios no personales	31.110.830
Impuestos indirectos	3.700.902
Depreciación y amortización	1.491.781
GASTOS DE LA PROPIEDAD	7.000
Derechos sobre bienes intangibles	7.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	27.321.597
Al sector privado	1.801.597
Transferencias corrientes al sector privado	781.024
Otras transferencias corrientes internas al sector privado	781.024

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	1.020.573
Donaciones a personas	520.573
Donaciones a instituciones sin fines de lucro	500.000
Al sector público	25.520.000
Donaciones corrientes al sector público	25.520.000
A la República	25.520.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**116.084.596**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**117.576.377**
RECURSOS PROPIOS DE CAPITAL	117.576.377
Ahorro en cuenta corriente	116.084.596
Incremento de la depreciación y amortización acumuladas	1.491.781
2.2 GASTOS DE CAPITAL	**2.243.867.297**
INVERSIÓN REAL DIRECTA	2.243.867.297
Formación bruta de capital fijo	2.243.555.949
Maquinaria, equipos y otros bienes muebles	691.990.359
Construcciones de bienes de dominio privado	1.308.422.481
Producción propia (gastos capitalizables)	243.143.109
Impuestos indirectos	243.143.109
Bienes intangibles	311.348
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.126.290.920)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.128.404.545**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.128.404.545
Disminución de otros activos financieros	2.128.404.545
Disminución de disponibilidades	2.128.404.545
Disminución de caja	2.128.404.545

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**2.128.404.545**
DISMINUCIÓN DE PASIVOS	2.113.625
Disminución de cuentas y efectos por pagar	429.298
Disminución de cuentas y efectos por pagar a corto plazo	429.298
Disminución de sueldos, salarios y otras remuneraciones por pagar	39.250
Disminución de aportes patronales y retenciones laborales por pagar	81.699
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	81.699
Disminución cuentas por pagar a proveedores a corto plazo	308.349
Disminución de otros pasivos	1.684.327
Disminución de obligaciones de ejercicios anteriores	1.684.327
DÉFICIT FINANCIERO	2.126.290.920

A0557

Fundación Venezolana de Donaciones y Trasplantes de Órganos, Tejidos y Células (FUNDAVENE)

FUNDACIÓN VENEZOLANA DE DONACIONES Y TRASPLANTES DE ÓRGANOS, TEJIDOS Y CÉLULAS (FUNDAVENE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Venezolana de Donaciones y Trasplantes de Órganos Tejidos y Células (FUNDAVENE), está adscrita al Ministerio del Poder Popular para la Salud, cuya creación fue autorizada mediante Decreto N° 967 de fecha 13-05-2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.410 del 13-05-2014.

Para el Ejercicio Económico Financiero 2015, tiene previsto la ejecución de dos (02) proyectos:

- Reimpulso de la actividad de procura de órganos, tejidos y células.
- Reimpulso y reapertura de los centros de trasplante de Órganos, Tejidos y Células

La cobertura de los servicios estará dirigida a realizar 469 trasplantes y 469 procura de órganos a fin de atender a los pacientes con disfunción orgánica en una lista de espera de 6.513 personas, así como el reimpulso y reapertura de centros de trasplante y formación de personal especializado, dado que según la Organización Mundial de la Salud se requiere un (1) Coordinador Hospitalario de Trasplante (CHTx) por cada millón de habitantes y sólo se cubre el 5% de la demanda Lo que arroja déficit y necesidad de mayor formación e incorporación de Coordinadores Hospitalarios de Trasplantes (CHTx). Igualmente se espera involucrar al Poder Popular a través de campañas de concientización sobre la sensibilización en el tema de Donación de Órganos Tejidos y Células, así como incrementar el número de centros hospitalarios de trasplantes.

Su Misión consiste en ser una institución gubernamental enfocada en fortalecer, coordinar y brindar atención integral en materia de donación y trasplantes de órganos, tejidos y células a toda la población venezolana, basados en los principios científicos, tecnológicos, sociales y de conformidad a los principios legales y éticos que permitan la promoción, prevención, diagnóstico, tratamiento y rehabilitación de la salud en pacientes pre y post trasplantados.

Su visión estará enfocada en lograr ser la institución con un alto índice de procura de órganos y tejidos que impulse el fortalecimiento de la actividad de trasplantes con un personal altamente calificado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**99.114.881**
INGRESOS CORRIENTES ORDINARIOS	99.114.881
TRANSFERENCIAS CORRIENTES	99.114.881
Transferencias corrientes del sector público	99.114.881
Transferencias corrientes internas recibidas del sector público	99.114.881
De la República	99.114.881
TOTAL RECURSOS	**99.114.881**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**95.644.893**
GASTOS DE CONSUMO	49.858.108
Remuneraciones	23.975.484
Sueldos, salarios y otras retribuciones	20.303.679
Beneficios y complementos de sueldos y salarios	1.202.930
Aportes patronales	1.085.545
Prestaciones sociales y otras indemnizaciones	1.050.859
Asistencia socioeconómica	332.471
Compra de bienes y servicios	23.392.179
Bienes de consumo	13.353.657
Servicios no personales	10.038.522
Impuestos indirectos	2.490.445
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.786.785
Al sector privado	45.786.785
Transferencias corrientes al sector privado	40.884.258
Directas a personas	3.562.378
Otras transferencias directas a personas	3.562.378
A instituciones sin fines de lucro	37.321.880
Donaciones corrientes al sector privado	4.902.527
Donaciones a personas	4.902.527
GASTOS DE CAPITAL	**3.469.988**
INVERSIÓN REAL DIRECTA	3.469.988
Formación bruta de capital fijo	3.469.988
Maquinaria, equipos y otros bienes muebles	3.469.988
TOTAL GASTOS	**99.114.881**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126916	Reimpulso de la actividad de procura de órganos, tejidos y células.	órgano			469		26.303.308			26.303.308
126922	Reimpulso y reapertura de los centros de trasplante de Órganos, Tejidos y Células	trasplante			469		43.077.109			43.077.109
					TOTAL		**69.380.417**			**69.380.417**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		24.783.653			24.783.653
02	Gestión administrativa		4.950.811			4.950.811
	TOTAL		**29.734.464**			**29.734.464**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**9**	**8**		**17**	**2.570.400**		**2.570.400**
Alto Nivel y de Dirección	9	8		17	2.570.400		2.570.400
Personal Contratado	**30**	**30**		**60**	**15.904.631**		**15.904.631**
Profesional y Técnico	30	30		60	15.904.631		15.904.631
TOTAL	**39**	**38**		**77**	**18.475.031**		**18.475.031**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	23.975.484
4.02	Materiales, suministros y mercancías	13.353.657
4.03	Servicios no personales	12.528.967
4.04	Activos reales	3.469.988
4.07	Transferencias y donaciones	45.786.785
	TOTAL	**99.114.881**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**99.114.881**
INGRESOS CORRIENTES ORDINARIOS	99.114.881
TRANSFERENCIAS CORRIENTES	99.114.881
Transferencias corrientes del sector público	99.114.881
Transferencias corrientes internas recibidas del sector público	99.114.881
De la República	99.114.881
Ministerio del Poder Popular para la Salud	99.114.881
-Recursos Ordinarios	99.114.881
1.2 GASTOS CORRIENTES	**95.644.893**
GASTOS DE CONSUMO	49.858.108
Remuneraciones	23.975.484
Sueldos, salarios y otras retribuciones	20.303.679
Beneficios y complementos de sueldos y salarios	1.202.930
Aportes patronales	1.085.545
Prestaciones sociales y otras indemnizaciones	1.050.859
Asistencia socioeconómica	332.471
Compra de bienes y servicios	23.392.179
Bienes de consumo	13.353.657
Servicios no personales	10.038.522
Impuestos indirectos	2.490.445
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.786.785
Al sector privado	45.786.785
Transferencias corrientes al sector privado	40.884.258
Directas a personas	3.562.378
Otras transferencias directas a personas	3.562.378
A instituciones sin fines de lucro	37.321.880

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	4.902.527
Donaciones a personas	4.902.527
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.469.988**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.469.988**
RECURSOS PROPIOS DE CAPITAL	3.469.988
Ahorro en cuenta corriente	3.469.988
2.2 GASTOS DE CAPITAL	**3.469.988**
INVERSIÓN REAL DIRECTA	3.469.988
Formación bruta de capital fijo	3.469.988
Maquinaria, equipos y otros bienes muebles	3.469.988
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0818

Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)

SOCIEDAD CIVIL PARA EL CONTROL DE ENFERMEDADES ENDÉMICAS Y ASISTENCIA AL INDÍGENA, ESTADO BOLÍVAR (CENASAI BOLÍVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, la Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (Cenasai Bolívar),tiene previsto continuar con la programación establecida para cubrir extensas áreas rurales y semi-urbanas del Estado Bolívar, priorizando a las distintas comunidades indígenas que presentan un difícil acceso; puntualizando programas concretos en acciones de salud, creando un sistema de vigilancia epidemiológica que, dentro de las posibilidades presupuestarias determinen un eficiente control de las enfermedades endémicas, facilitando la prevención y el tratamiento a las diversas comunidades del medio. Ejecutará el proyecto "Atención médica integral a la salud individual y colectiva de las comunidades indígenas que habitan en zonas remotas y de difícil acceso en el Estado Bolívar", el cual tiene como objetivo garantizar la cobertura y calidad de atención integral en salud oportuna y suficiente, a 17.049 pacientes a través de la creación de un sistema local de salud propio del área indígena, dirigido y ejecutado con la participación protagónica de la comunidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**8.163.736**
INGRESOS CORRIENTES ORDINARIOS	8.163.736
TRANSFERENCIAS CORRIENTES	8.163.736
Transferencias corrientes del sector público	8.163.736
Transferencias corrientes internas recibidas del sector público	8.163.736
De la República	7.942.405
Del Poder Estadal	221.331
INGRESOS DE CAPITAL	**10.543**
RECURSOS PROPIOS DE CAPITAL	10.543
Incremento de la depreciación y amortización acumuladas	10.543
TOTAL RECURSOS	**8.174.279**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**7.504.444**
GASTOS DE CONSUMO	7.504.444
Remuneraciones	4.458.117
Sueldos, salarios y otras retribuciones	3.333.004
Beneficios y complementos de sueldos y salarios	872.203
Aportes patronales	252.910
Compra de bienes y servicios	2.822.896
Bienes de consumo	1.807.724
Servicios no personales	1.015.172
Impuestos indirectos	212.888
Depreciación y amortización	10.543
GASTOS DE CAPITAL	**659.292**
INVERSIÓN REAL DIRECTA	659.292
Formación bruta de capital fijo	659.292
Maquinaria, equipos y otros bienes muebles	659.292
APLICACIONES FINANCIERAS	**10.543**
INVERSIÓN FINANCIERA	10.543
Incremento de otros activos financieros	10.543
Incremento de disponibilidades	10.543
Incremento de bancos	10.543
TOTAL GASTOS	**8.174.279**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125216	Atención medica integral a la salud individual y colectiva de las comunidades indígenas que habitan en zonas remotas y de difícil acceso en el estado Bolívar	paciente	13.109	3.940	17.049		5.559.683		221.331	5.781.014
					TOTAL		**5.559.683**		**221.331**	**5.781.014**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.377.377			1.377.377
02	Gestión administrativa	10.543	1.005.345			1.015.888
	TOTAL	**10.543**	**2.382.722**			**2.393.265**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**25**	**62**		**87**	**3.333.004**		**3.333.004**
Directivo		1		1	144.000		144.000
Profesional y Técnico	11	6		17	1.057.582		1.057.582
Personal Administrativo	1			1	96.000		96.000
Personal Médico	3	3		6	180.000		180.000
Obrero	10	52		62	1.855.422		1.855.422
TOTAL	**25**	**62**		**87**	**3.333.004**		**3.333.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.458.117
4.02	Materiales, suministros y mercancías	1.807.724
4.03	Servicios no personales	1.228.060
4.04	Activos reales	659.292
4.05	Activos financieros	10.543
4.08	Otros gastos	10.543
	TOTAL	**8.174.279**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.163.736**
INGRESOS CORRIENTES ORDINARIOS	8.163.736
TRANSFERENCIAS CORRIENTES	8.163.736
Transferencias corrientes del sector público	8.163.736
Transferencias corrientes internas recibidas del sector público	8.163.736
De la República	7.942.405
Ministerio del Poder Popular para la Salud	7.942.405
-Recursos Ordinarios	7.942.405
Del Poder Estadal	221.331
1.2 GASTOS CORRIENTES	**7.504.444**
GASTOS DE CONSUMO	7.504.444
Remuneraciones	4.458.117
Sueldos, salarios y otras retribuciones	3.333.004
Beneficios y complementos de sueldos y salarios	872.203
Aportes patronales	252.910
Compra de bienes y servicios	2.822.896
Bienes de consumo	1.807.724
Servicios no personales	1.015.172
Impuestos indirectos	212.888
Depreciación y amortización	10.543
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**659.292**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**669.835**
RECURSOS PROPIOS DE CAPITAL	669.835
Ahorro en cuenta corriente	659.292
Incremento de la depreciación y amortización acumuladas	10.543

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**659.292**
INVERSIÓN REAL DIRECTA	659.292
Formación bruta de capital fijo	659.292
Maquinaria, equipos y otros bienes muebles	659.292
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**10.543**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**10.543**
SUPERÁVIT FINANCIERO	10.543
3.2 APLICACIONES FINANCIERAS	**10.543**
INVERSIÓN FINANCIERA	10.543
Incremento de otros activos financieros	10.543
Incremento de disponibilidades	10.543
Incremento de bancos	10.543

A0907

Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS "DR. ARNOLDO GABALDÓN"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Organismo tiene como objetivo desarrollar programas de formación y capacitación dirigidos a funcionarios del Ministerio del Poder Popular para la Salud, líderes comunitarios, delegados de los comités de salud y público en general; así como también, líneas de investigación, en las especialidades de Medicina General Integral, Salud Pública, Salud Ocupacional e Higiene del Ambiente Laboral y Epidemiología; con la finalidad de contribuir a la creación de equipos multidisciplinarios, de elevada capacidad técnica y científica, que respondan de forma oportuna a las necesidades sociales acordes con las tendencias en salud pública, educación, ciencia y tecnología a nivel nacional e internacional, todo ello encaminado al fortalecimiento de los diferentes niveles de atención del Sistema Público Nacional de Salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**238.311.185**
INGRESOS CORRIENTES ORDINARIOS	238.311.185
TRANSFERENCIAS CORRIENTES	238.311.185
Transferencias corrientes del sector público	238.311.185
Transferencias corrientes internas recibidas del sector público	238.311.185
De la República	238.311.185
INGRESOS DE CAPITAL	**2.986.583**
RECURSOS PROPIOS DE CAPITAL	2.986.583
Incremento de la depreciación y amortización acumuladas	2.986.583
FUENTES DE FINANCIAMIENTO	**7.881.791**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.881.791
Disminución de otros activos financieros	7.881.791
Disminución de disponibilidades	7.881.791
Disminución de bancos	7.881.791
TOTAL RECURSOS	**249.179.559**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**236.773.076**
GASTOS DE CONSUMO	151.936.920
Remuneraciones	106.431.820
Sueldos, salarios y otras retribuciones	52.689.057
Beneficios y complementos de sueldos y salarios	23.244.620
Aportes patronales	5.604.341
Prestaciones sociales y otras indemnizaciones	9.996.749
Asistencia socioeconómica	14.897.053
Compra de bienes y servicios	37.357.543
Bienes de consumo	12.742.613
Servicios no personales	24.614.930
Impuestos indirectos	5.160.974
Depreciación y amortización	2.986.583
GASTOS DE LA PROPIEDAD	60.000
Derechos sobre bienes intangibles	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	84.776.156
Al sector privado	84.776.156
Transferencias corrientes al sector privado	84.776.156
Directas a personas	84.776.156
Otras transferencias directas a personas	84.776.156
GASTOS DE CAPITAL	**9.561.614**
INVERSIÓN REAL DIRECTA	9.561.614
Formación bruta de capital fijo	9.561.614
Maquinaria, equipos y otros bienes muebles	9.561.614
APLICACIONES FINANCIERAS	**2.844.869**
DISMINUCIÓN DE PASIVOS	2.844.869
Disminución de otros pasivos	2.844.869
Disminución de obligaciones de ejercicios anteriores	2.844.869
TOTAL GASTOS	**249.179.559**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125180	Formación integral del Talento Humano en Salud Pública a nivel nacional para el fortalecimiento y consolidación del Sistema Público Nacional de Salud	participante			21.364		166.817.830			166.817.830
					TOTAL		166.817.830			166.817.830

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		57.473.091			57.473.091
02	Gestión administrativa	10.868.374	14.020.264			24.888.638
	TOTAL	10.868.374	71.493.355			82.361.729

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**151**	**80**	**73**	**304**	**16.926.963**	**7.349.682**	**24.276.645**
Directivo	16	7		23	1.449.372		1.449.372
Profesional y Técnico	59	19	30	108	4.885.540	2.362.188	7.247.728
Personal Administrativo	43	8		51	2.734.320	1.390.956	4.125.276
Personal Docente	18	15	30	63	4.069.836	2.295.566	6.365.402
Obrero	15	31	13	59	3.787.895	1.300.972	5.088.867
Personal Contratado	**327**	**324**		**651**	**8.722.537**		**8.722.537**
Profesional y Técnico	17	7		24	1.487.784		1.487.784
Personal Administrativo	6	2		8	429.084		429.084
Personal Docente	300	300		600	6.227.373		6.227.373
Obrero	4	15		19	578.296		578.296
TOTAL	**478**	**404**	**73**	**955**	**25.649.500**	**7.349.682**	**32.999.182**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	106.431.820
4.02	Materiales, suministros y mercancías	12.742.613
4.03	Servicios no personales	29.835.904
4.04	Activos reales	9.561.614
4.07	Transferencias y donaciones	84.776.156
4.08	Otros gastos	2.986.583
4.11	Disminución de pasivos	2.844.869
	TOTAL	**249.179.559**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**238.311.185**
INGRESOS CORRIENTES ORDINARIOS	238.311.185
TRANSFERENCIAS CORRIENTES	238.311.185
Transferencias corrientes del sector público	238.311.185
Transferencias corrientes internas recibidas del sector público	238.311.185
De la República	238.311.185
Ministerio del Poder Popular para la Salud	238.311.185
Recursos Ordinarios	238.311.185
1.2 GASTOS CORRIENTES	**236.773.076**
GASTOS DE CONSUMO	151.936.920
Remuneraciones	106.431.820
Sueldos, salarios y otras retribuciones	52.689.057
Beneficios y complementos de sueldos y salarios	23.244.620
Aportes patronales	5.604.341
Prestaciones sociales y otras indemnizaciones	9.996.749
Asistencia socioeconómica	14.897.053
Compra de bienes y servicios	37.357.543
Bienes de consumo	12.742.613
Servicios no personales	24.614.930
Impuestos indirectos	5.160.974
Depreciación y amortización	2.986.583
GASTOS DE LA PROPIEDAD	60.000
Derechos sobre bienes intangibles	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	84.776.156
Al sector privado	84.776.156
Transferencias corrientes al sector privado	84.776.156
Directas a personas	84.776.156
Otras transferencias directas a personas	84.776.156
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.538.109**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.524.692**
RECURSOS PROPIOS DE CAPITAL	4.524.692
Ahorro en cuenta corriente	1.538.109
Incremento de la depreciación y amortización acumuladas	2.986.583
2.2 GASTOS DE CAPITAL	**9.561.614**
INVERSIÓN REAL DIRECTA	9.561.614
Formación bruta de capital fijo	9.561.614
Maquinaria, equipos y otros bienes muebles	9.561.614
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(5.036.922)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**7.881.791**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.881.791
Disminución de otros activos financieros	7.881.791
Disminución de disponibilidades	7.881.791
Disminución de bancos	7.881.791
3.2 APLICACIONES FINANCIERAS	**7.881.791**
DISMINUCIÓN DE PASIVOS	2.844.869
Disminución de otros pasivos	2.844.869
Disminución de obligaciones de ejercicios anteriores	2.844.869
DÉFICIT FINANCIERO	5.036.922

A0957

Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)

SERVICIO AUTÓNOMO CENTRO AMAZÓNICO DE INVESTIGACIÓN Y CONTROL DE ENFERMEDADES TROPICALES - SIMÓN BOLÍVAR (CAICET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo Centro Amazónico para la Investigación y Control de Enfermedades Tropicales "Simón Bolívar" tiene como objetivo el desarrollo de investigaciones en las diversas ramas de las ciencias biomédicas, ambientales y socioantropológicas de las enfermedades tropicales y sus consecuencias; para la producción de conocimiento, desarrollo de tecnología y prácticas culturalmente aceptadas, prevención y control de enfermedades endémicas; así como la formación de recursos humanos bajo los principios de universalidad, equidad, solidaridad y respeto a la biodiversidad cultural y ambiental, con capacidad de elevar la calidad de vida de la población de la región sur del país, especialmente, de las poblaciones indígenas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.628.517**
INGRESOS CORRIENTES ORDINARIOS	3.628.517
TRANSFERENCIAS CORRIENTES	3.628.517
Transferencias corrientes del sector público	3.628.517
Transferencias corrientes internas recibidas del sector público	3.628.517
De la República	3.628.517
INGRESOS DE CAPITAL	**2.672**
RECURSOS PROPIOS DE CAPITAL	2.672
Incremento de la depreciación y amortización acumuladas	2.672
TOTAL RECURSOS	**3.631.189**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**3.363.950**
GASTOS DE CONSUMO	3.363.950
Remuneraciones	1.847.578
Sueldos, salarios y otras retribuciones	1.302.394
Beneficios y complementos de sueldos y salarios	497.017
Aportes patronales	48.167
Compra de bienes y servicios	1.342.644
Bienes de consumo	821.695
Servicios no personales	520.949
Impuestos indirectos	171.056
Depreciación y amortización	2.672
GASTOS DE CAPITAL	**267.239**
INVERSIÓN REAL DIRECTA	267.239
Formación bruta de capital fijo	267.239
Maquinaria, equipos y otros bienes muebles	267.239
TOTAL GASTOS	**3.631.189**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125285	Investigación y control de enfermedades tropicales	investigación			3		2.902.814			2.902.814
					TOTAL		**2.902.814**			**2.902.814**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	2.672	725.703			728.375
	TOTAL	**2.672**	**725.703**			**728.375**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**9**	**16**		**25**	**1.302.394**		**1.302.394**
Profesional y Técnico	4			4	223.565		223.565
Personal Administrativo	2	8		10	503.021		503.021
Personal de Investigación	1	2		3	167.674		167.674
Obrero	2	6		8	408.134		408.134
TOTAL	**9**	**16**		**25**	**1.302.394**		**1.302.394**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.847.578
4.02	Materiales, suministros y mercancías	821.695
4.03	Servicios no personales	692.005
4.04	Activos reales	267.239
4.08	Otros gastos	2.672
	TOTAL	**3.631.189**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.628.517**
INGRESOS CORRIENTES ORDINARIOS	3.628.517
TRANSFERENCIAS CORRIENTES	3.628.517
Transferencias corrientes del sector público	3.628.517
Transferencias corrientes internas recibidas del sector público	3.628.517
De la República	3.628.517
Ministerio del Poder Popular para la Salud	3.628.517
-Recursos Ordinarios	3.628.517
1.2 GASTOS CORRIENTES	**3.363.950**
GASTOS DE CONSUMO	3.363.950
Remuneraciones	1.847.578
Sueldos, salarios y otras retribuciones	1.302.394
Beneficios y complementos de sueldos y salarios	497.017
Aportes patronales	48.167
Compra de bienes y servicios	1.342.644
Bienes de consumo	821.695
Servicios no personales	520.949
Impuestos indirectos	171.056
Depreciación y amortización	2.672
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**264.567**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**267.239**
RECURSOS PROPIOS DE CAPITAL	267.239
Ahorro en cuenta corriente	264.567
Incremento de la depreciación y amortización acumuladas	2.672

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**267.239**
INVERSIÓN REAL DIRECTA	267.239
Formación bruta de capital fijo	267.239
Maquinaria, equipos y otros bienes muebles	267.239
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0991

Servicio Autónomo de Contraloría Sanitaria (SACS)

SERVICIO AUTÓNOMO DE CONTRALORÍA SANITARIA (SACS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El objetivo fundamental del Servicio Autónomo de Contraloría Sanitaria (SACS), es la ejecución de políticas sanitarias de regulación, vigilancia y control dirigidas a reducir los riesgos a la salud y a la vida de la población, vinculados con el uso y consumo de productos, así como regular la prestación de servicios en materia de salud, mediante la aplicación de mecanismos y estrategias de carácter preventivo, basados en criterios científicos y técnicos normados nacional e internacionalmente.

El Servicio Autónomo de Contraloría Sanitaria (SACS) para el ejercicio Económico Financiero 2015, tiene previsto desarrollar acciones con la finalidad de garantizar productos de uso y consumo humano y la prestación de servicios en materia de salud, seguros inocuos y eficaces para la población, con el fin de reducir los factores de riesgo que inciden en las enfermedades causadas por los productos de uso y consumo

A nivel de estructura presupuestaria, la distribución de los recursos asignados es la siguiente:

- Inspecciones para la vigilancia y control a establecimientos de producción, distribución, importación de productos y servicios del área de la salud".

- Sistema de Gestión Centralizado y Automatizado del Servicio Autónomo de Contraloría Sanitaria".

Los referidos Proyectos están enmarcados en los lineamientos, específicamente al objetivo nacional N° 2.2 "Construir una sociedad igualitaria y justa", y objetivo estratégico general 2.2.10 "Asegurar la salud de la población desde la perspectiva de prevención y promoción de la calidad de vida, teniendo en cuenta los grupos sociales vulnerables, etarios, etnias, género, estratos y territorios sociales".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**44.980.697**
INGRESOS CORRIENTES ORDINARIOS	44.980.697
TRANSFERENCIAS CORRIENTES	44.980.697
Transferencias corrientes del sector público	44.980.697
Transferencias corrientes internas recibidas del sector público	44.980.697
De la República	44.980.697
INGRESOS DE CAPITAL	**2.497.015**
RECURSOS PROPIOS DE CAPITAL	2.497.015
Incremento de la depreciación y amortización acumuladas	2.497.015
TOTAL RECURSOS	**47.477.712**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**44.366.280**
GASTOS DE CONSUMO	44.366.280
Remuneraciones	21.749.503
Sueldos, salarios y otras retribuciones	9.340.089
Beneficios y complementos de sueldos y salarios	7.468.879
Aportes patronales	1.399.917
Prestaciones sociales y otras indemnizaciones	1.463.036
Asistencia socioeconómica	2.077.582
Compra de bienes y servicios	17.754.742
Bienes de consumo	9.703.646
Servicios no personales	8.051.096
Impuestos indirectos	2.365.020
Depreciación y amortización	2.497.015
GASTOS DE CAPITAL	**3.111.432**
INVERSIÓN REAL DIRECTA	3.111.432
Formación bruta de capital fijo	3.111.432
Maquinaria, equipos y otros bienes muebles	3.111.432
TOTAL GASTOS	**47.477.712**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125078	Inspecciones para la vigilancia y control a establecimientos de producción, distribución, importación de productos y servicios del área de la salud.	inspección			15.612		34.034.558			34.034.558
125181	Sistema de Gestión Centralizado y Automatizado del Servicio Autónomo de Contraloría Sanitaria (SACS).	proceso			100		1.950.000			1.950.000
					TOTAL		**35.984.558**			**35.984.558**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	2.497.015	8.996.139			11.493.154
	TOTAL	**2.497.015**	**8.996.139**			**11.493.154**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**134**	**166**		**300**	**7.275.904**		**7.275.904**
Profesional y Técnico	98	128		226	5.698.630		5.698.630
Personal Administrativo	30	25		55	1.173.384		1.173.384
Obrero	6	13		19	403.890		403.890
TOTAL	**134**	**166**		**300**	**7.275.904**		**7.275.904**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	21.749.503
4.02	Materiales, suministros y mercancías	9.703.646
4.03	Servicios no personales	10.416.116
4.04	Activos reales	3.111.432
4.08	Otros gastos	2.497.015
	TOTAL	**47.477.712**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**44.980.697**
INGRESOS CORRIENTES ORDINARIOS	44.980.697
TRANSFERENCIAS CORRIENTES	44.980.697
Transferencias corrientes del sector público	44.980.697
Transferencias corrientes internas recibidas del sector público	44.980.697
De la República	44.980.697
Ministerio del Poder Popular para la Salud	44.980.697
-Recursos Ordinarios	44.980.697
1.2 GASTOS CORRIENTES	**44.366.280**
GASTOS DE CONSUMO	44.366.280
Remuneraciones	21.749.503
Sueldos, salarios y otras retribuciones	9.340.089
Beneficios y complementos de sueldos y salarios	7.468.879
Aportes patronales	1.399.917
Prestaciones sociales y otras indemnizaciones	1.463.036
Asistencia socioeconómica	2.077.582
Compra de bienes y servicios	17.754.742
Bienes de consumo	9.703.646
Servicios no personales	8.051.096
Impuestos indirectos	2.365.020
Depreciación y amortización	2.497.015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**614.417**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.111.432**
RECURSOS PROPIOS DE CAPITAL	3.111.432
Ahorro en cuenta corriente	614.417
Incremento de la depreciación y amortización acumuladas	2.497.015

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**3.111.432**
INVERSIÓN REAL DIRECTA	3.111.432
Formación bruta de capital fijo	3.111.432
Maquinaria, equipos y otros bienes muebles	3.111.432
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

57

Ministerio del Poder Popular para las Comunas y los Movimientos Sociales

Ministerio del Poder Popular para las Comunas y los Movimientos Sociales

A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)

A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)

A0953 Servicio Fondo Nacional del Poder Popular (SAFONAPP)

A0305

Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

FUNDACIÓN "CENTRO DE ESTUDIOS BIOLÓGICOS SOBRE CRECIMIENTO Y DESARROLLO DE LA POBLACIÓN VENEZOLANA" (FUNDACREDESA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación de Centro de Estudios sobre el Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA) a través de la ejecución de sus Proyectos, constituye un apoyo de documentación e información a las comunidades seleccionadas y a los Organismos del Estado Venezolano, para que estos puedan diseñar y ejecutar medidas, estableciendo políticas tendientes a promover la justicia social, mediante la incorporación progresiva de sectores sociales excluidos del goce de bienestar general, garantizando el disfrute de los derechos sociales de forma universal y equitativa, promover la participación social, orientada a las mejoras de las condiciones de vida de la Población Venezolana.

En tal sentido, para el Ejercicio Económico Financiero 2015 llevará a cabo los siguientes Proyectos:

- "Estudio de Condiciones de Vida de la Población Venezolana", a través del cual se busca generar indicadores que permitan caracterizar y conocer el estado de salud integral, formas y condiciones de vida de las comunidades y el impacto social del sistema educativo venezolano, para lo cual se realizarán jornadas de atención a las comunidades priorizadas recogidos en un total de 32 Estudios.
- "Consolidación FUNDACREDESA -Organización Popular" ejecutará acciones para consolidar mecanismos, sólidos y estructurales de participación y empoderamiento popular, a través de 40 jornadas de intercambio en conjunto con las universidades, estudiantes, docentes y comunidades organizadas que permitan alcanzar un intercambio de información estratégica en cuanto a la formación de nuestro pueblo en torno a la investigación social.
- "Fondo Editorial Méndez Castellano- Divulgación, publicaciones y desarrollo organizacional", con la finalidad de socializar y difundir a través de 48 textos literarios, políticos y científicos la información derivada de las investigaciones realizadas por FUNDACREDESA en el contexto de sus líneas de acción; condiciones de vida, salud, educación y poder popular por intermedio de libros, folleto informativos, audiovisuales, festivales y otros espacios académicos

Finalmente, FUNDACREDESA con sus estudios busca "Caracterizar los factores que influyen en la condiciones de vida del pueblo venezolano", donde el 100% de los municipios priorizados por el Sistema de Misiones y Grandes misiones no cuentan con indicadores para la caracterización de la pobreza.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**120.000.000**
INGRESOS CORRIENTES ORDINARIOS	120.000.000
TRANSFERENCIAS CORRIENTES	120.000.000
Transferencias corrientes del sector público	120.000.000
Transferencias corrientes internas recibidas del sector público	120.000.000
De la República	120.000.000
TOTAL RECURSOS	**120.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**108.335.903**
GASTOS DE CONSUMO	104.777.881
Remuneraciones	62.788.194
Sueldos, salarios y otras retribuciones	24.454.889
Beneficios y complementos de sueldos y salarios	12.160.950
Aportes patronales	3.198.995
Prestaciones sociales y otras indemnizaciones	4.877.552
Asistencia socioeconómica	18.095.808
Compra de bienes y servicios	35.567.307
Bienes de consumo	9.871.955
Servicios no personales	25.695.352
Impuestos indirectos	6.422.380
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.558.022
Al sector privado	2.058.022
Transferencias corrientes al sector privado	2.058.022
Directas a personas	2.058.022
Jubilaciones y otros beneficios asociados	2.058.022
Al sector externo	1.500.000
Donaciones corrientes al exterior	1.500.000
A personas	1.200.000
A organismos a instituciones sin fines de lucro	300.000
GASTOS DE CAPITAL	**11.664.097**
INVERSIÓN REAL DIRECTA	11.664.097
Formación bruta de capital fijo	11.664.097
Maquinaria, equipos y otros bienes muebles	7.199.811
Construcciones de bienes de dominio privado	4.464.286
TOTAL GASTOS	**120.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125111	Estudio de Condiciones de Vida de la Población Venezolana	estudio			32		40.235.066			40.235.066
125327	Consolidación Fundacredesa-Organización Popular	jornada			40		8.119.103			8.119.103
125331	Fondo Editorial Méndez Castellano- Divulgación, publicaciones y desarrollo organizacional.	publicación			48		11.645.831			11.645.831
					TOTAL		**60.000.000**			**60.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		38.252.874			38.252.874
02	Gestión administrativa		19.689.104			19.689.104
03	Previsión y protección social		2.058.022			2.058.022
	TOTAL		**60.000.000**			**60.000.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**78**	**43**		**121**	**6.423.899**		**6.423.899**
Directivo	4	8		12	949.063		949.063
Profesional y Técnico	60	22		82	3.935.813		3.935.813
Personal Administrativo	8	12		20	1.039.058		1.039.058
Obrero	6	1		7	499.965		499.965
Personal Contratado	**44**	**32**		**76**	**9.349.099**		**9.349.099**
Profesional y Técnico	44	32		76	9.349.099		9.349.099
TOTAL	**122**	**75**		**197**	**15.772.998**		**15.772.998**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**9**	**4**	**13**	**2.058.022**
Alto Nivel y de Dirección	3	1	4	637.989
Médicos	5	1	6	946.689
Empleados		1	1	164.641
Obreros	1	1	2	308.703
TOTAL	**9**	**4**	**13**	**2.058.022**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	62.788.194
4.02	Materiales, suministros y mercancías	9.871.955
4.03	Servicios no personales	32.117.732
4.04	Activos reales	11.664.097
4.07	Transferencias y donaciones	3.558.022
	TOTAL	**120.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**120.000.000**
INGRESOS CORRIENTES ORDINARIOS	120.000.000
TRANSFERENCIAS CORRIENTES	120.000.000
Transferencias corrientes del sector público	120.000.000
Transferencias corrientes internas recibidas del sector público	120.000.000
De la República	120.000.000
Ministerio del Poder Popular para las Comunas y los Movimientos Sociales	120.000.000
-Recursos Ordinarios	120.000.000
1.2 GASTOS CORRIENTES	**108.335.903**
GASTOS DE CONSUMO	104.777.881
Remuneraciones	62.788.194
Sueldos, salarios y otras retribuciones	24.454.889
Beneficios y complementos de sueldos y salarios	12.160.950
Aportes patronales	3.198.995
Prestaciones sociales y otras indemnizaciones	4.877.552
Asistencia socioeconómica	18.095.808
Compra de bienes y servicios	35.567.307
Bienes de consumo	9.871.955
Servicios no personales	25.695.352
Impuestos indirectos	6.422.380
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.558.022
Al sector privado	2.058.022
Transferencias corrientes al sector privado	2.058.022
Directas a personas	2.058.022
Jubilaciones y otros beneficios asociados	2.058.022
Al sector externo	1.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al exterior	1.500.000
A personas	1.200.000
A organismos a instituciones sin fines de lucro	300.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**11.664.097**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**11.664.097**
RECURSOS PROPIOS DE CAPITAL	11.664.097
Ahorro en cuenta corriente	11.664.097
2.2 GASTOS DE CAPITAL	**11.664.097**
INVERSIÓN REAL DIRECTA	11.664.097
Formación bruta de capital fijo	11.664.097
Maquinaria, equipos y otros bienes muebles	7.199.811
Construcciones de bienes de dominio privado	4.464.286
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0326

Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)

FUNDACIÓN PARA EL DESARROLLO Y PROMOCIÓN DEL PODER COMUNAL (FUNDACOMUNAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015 La Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL), tiene como objetivo específico acompañar al pueblo constructor de Poder Popular, en sus diferentes formas organizativas de Gestión y de Gobierno Comunal, para la transformación y el desarrollo integral de los territorios comunales a través de la ejecución del Proyecto "Fortalecimiento de la Gestión y del Gobierno Comunero".

En tal sentido, se establece como meta acompañar 1.890 personas agrupadas en 450 Consejos Comunales, Comunas y otros movimientos sociales, instancias del Poder Popular en su organización social, política, productiva y auto-constructiva, con el fin de afianzar a estas como modelo de autogobierno socialista, en el territorio nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**380.000.000**
INGRESOS CORRIENTES ORDINARIOS	380.000.000
TRANSFERENCIAS CORRIENTES	380.000.000
Transferencias corrientes del sector público	380.000.000
Transferencias corrientes internas recibidas del sector público	380.000.000
De la República	380.000.000
INGRESOS DE CAPITAL	**3.500.000**
RECURSOS PROPIOS DE CAPITAL	3.500.000
Incremento de la depreciación y amortización acumuladas	3.500.000
TOTAL RECURSOS	**383.500.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**348.522.314**
GASTOS DE CONSUMO	309.465.694
Remuneraciones	222.238.527
Sueldos, salarios y otras retribuciones	89.406.411
Beneficios y complementos de sueldos y salarios	36.796.353
Aportes patronales	11.550.705
Prestaciones sociales y otras indemnizaciones	20.902.193
Asistencia socioeconómica	63.124.279
Otros gastos de personal	458.586
Compra de bienes y servicios	71.434.483
Bienes de consumo	38.637.844
Servicios no personales	32.796.639
Impuestos indirectos	12.292.684
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	39.056.620
Al sector privado	39.056.620
Transferencias corrientes al sector privado	38.371.396
Directas a personas	38.371.396
Pensiones y otros beneficios asociados	3.155.762
Jubilaciones y otros beneficios asociados	35.215.634
Donaciones corrientes al sector privado	685.224
Donaciones a personas	685.224
GASTOS DE CAPITAL	**31.017.226**
INVERSIÓN REAL DIRECTA	31.017.226
Formación bruta de capital fijo	31.017.226
Maquinaria, equipos y otros bienes muebles	31.017.226
APLICACIONES FINANCIERAS	**3.960.460**
INVERSIÓN FINANCIERA	960.460

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de otros activos financieros	960.460
Incremento de disponibilidades	960.460
Incremento de caja	960.460
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	2.009.885
Disminución de cuentas y efectos por pagar a corto plazo	1.019.770
Disminución de aportes patronales y retenciones laborales por pagar	1.019.770
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.019.770
Disminución de otras cuentas y efectos por pagar	990.115
Disminución de otras cuentas por pagar a corto plazo	990.115
Disminución de otros pasivos	990.115
Disminución de obligaciones de ejercicios anteriores	990.115
TOTAL GASTOS	**383.500.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125058	Fortalecimiento de la Gestión y del Gobierno Comunero	Instancia			450		100.000.000			100.000.000
					TOTAL		100.000.000			100.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		141.417.783			141.417.783
02	Gestión administrativa	3.500.000	100.210.821			103.710.821
03	Previsión y protección social		38.371.396			38.371.396
	TOTAL	3.500.000	280.000.000			283.500.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**166**	**299**	**84**	**549**	**25.169.419**	**3.868.610**	**29.038.029**
Alto Nivel y de Dirección	87	132	10	229	9.671.096		9.671.096
Profesional y Técnico	55	131	54	240	8.369.094	3.868.610	12.237.704
Personal Administrativo	24	36	20	80	7.129.229		7.129.229
Personal Contratado	**1.475**	**1.343**		**2.818**	**27.475.993**		**27.475.993**
Directivo	1	2		3	274.760		274.760
Profesional y Técnico	1.337	1.190		2.527	24.453.634		24.453.634
Personal Administrativo	137	151		288	2.747.599		2.747.599
TOTAL	**1.641**	**1.642**	**84**	**3.367**	**52.645.412**	**3.868.610**	**56.514.022**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**385**		**385**	**35.215.634**
Alto Nivel y de Dirección	5		5	704.313
Empleados	380		380	34.511.321
Pensionados	**36**	**24**	**60**	**3.155.762**
Empleados	36	24	60	3.155.762
TOTAL	**421**	**24**	**445**	**38.371.396**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	222.238.527
4.02	Materiales, suministros y mercancías	38.637.844
4.03	Servicios no personales	45.089.323
4.04	Activos reales	31.017.226
4.05	Activos financieros	960.460
4.07	Transferencias y donaciones	39.056.620
4.08	Otros gastos	3.500.000
4.11	Disminución de pasivos	3.000.000
	TOTAL	**383.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**380.000.000**
INGRESOS CORRIENTES ORDINARIOS	380.000.000
TRANSFERENCIAS CORRIENTES	380.000.000
Transferencias corrientes del sector público	380.000.000
Transferencias corrientes internas recibidas del sector público	380.000.000
De la República	380.000.000
Ministerio del Poder Popular para las Comunas y los Movimientos Sociales	380.000.000
- Recursos Ordinarios	380.000.000
1.2 GASTOS CORRIENTES	**348.522.314**
GASTOS DE CONSUMO	309.465.694
Remuneraciones	222.238.527
Sueldos, salarios y otras retribuciones	89.406.411
Beneficios y complementos de sueldos y salarios	36.796.353
Aportes patronales	11.550.705
Prestaciones sociales y otras indemnizaciones	20.902.193
Asistencia socioeconómica	63.124.279
Otros gastos de personal	458.586
Compra de bienes y servicios	71.434.483
Bienes de consumo	38.637.844
Servicios no personales	32.796.639
Impuestos indirectos	12.292.684
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	39.056.620
Al sector privado	39.056.620
Transferencias corrientes al sector privado	38.371.396
Directas a personas	38.371.396
Pensiones y otros beneficios asociados	3.155.762
Jubilaciones y otros beneficios asociados	35.215.634
Donaciones corrientes al sector privado	685.224

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a personas	685.224
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**31.477.686**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**34.977.686**
RECURSOS PROPIOS DE CAPITAL	34.977.686
Ahorro en cuenta corriente	31.477.686
Incremento de la depreciación y amortización acumuladas	3.500.000
2.2 GASTOS DE CAPITAL	**31.017.226**
INVERSIÓN REAL DIRECTA	31.017.226
Formación bruta de capital fijo	31.017.226
Maquinaria, equipos y otros bienes muebles	31.017.226
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**3.960.460**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.960.460**
SUPERÁVIT FINANCIERO	3.960.460
3.2 APLICACIONES FINANCIERAS	**3.960.460**
INVERSIÓN FINANCIERA	960.460
Incremento de otros activos financieros	960.460
Incremento de disponibilidades	960.460
Incremento de caja	960.460
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	2.009.885
Disminución de cuentas y efectos por pagar a corto plazo	1.019.770
Disminución de aportes patronales y retenciones laborales por pagar	1.019.770
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.019.770
Disminución de otras cuentas y efectos por pagar	990.115
Disminución de otras cuentas por pagar a corto plazo	990.115
Disminución de otros pasivos	990.115
Disminución de obligaciones de ejercicios anteriores	990.115

A0842

Fondo de Desarrollo Microfinanciero (FONDEMI)

FONDO DE DESARROLLO MICROFINANCIERO (FONDEMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015 el Fondo de Desarrollo Microfinanciero (FONDEMI) aspira realizar grandes avances en la consolidación de los procesos de transformación que se han llevado a cabo en las comunidades, orientados a la construcción de la economía socialista, generando y estimulando nuevas formas de Organización del Poder Popular para impulsar al Sistema Microfinanciero del país, garantizando los principios de corresponsabilidad establecidos en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013-2019", donde se requiere acelerar el cambio del sistema económico.

En tal sentido, el Presupuesto del Fondo de Desarrollo Microfinanciero (FONDEMI), estará orientado a impulsar la Economía Comunal a través del financiamiento de 120 Organizaciones del Poder Popular tales como: Bancos de las Comuna Socialistas y Consejos Comunales, impartir 2.018 talleres para formar en el área técnico-administrativa, social y en ética socialista a voceras y voceros de las Organizaciones del Poder Popular y a trabajadores de las Organizaciones Socio-Productivas Comunitarias tales como: Empresas de Propiedad Social Directa Comunal (Epsdc), Empresas de Propiedad Social Indirecta Comunal (Epsic) y Unidades de Producción Familiar (UPF), además de brindar acompañamiento integral a 2.899 Organizaciones Socio-Productiva Comunitarias financiadas por el FONDEMI para lograr una reducción significativa de los problemas que puedan interferir en el buen desarrollo de las actividades socio-productivas y así garantizar el cumplimiento de las acciones generadas y el buen funcionamiento de los proyectos para consolidar el Sistema Económico Comunal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**210.000.000**
INGRESOS CORRIENTES ORDINARIOS	210.000.000
TRANSFERENCIAS CORRIENTES	210.000.000
Transferencias corrientes del sector público	210.000.000
Transferencias corrientes internas recibidas del sector público	210.000.000
De la República	210.000.000
INGRESOS DE CAPITAL	**107.137.579**
RECURSOS PROPIOS DE CAPITAL	1.031.686
Incremento de la depreciación y amortización acumuladas	1.031.686
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	106.105.893
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	106.105.893
Al sector privado	106.105.893
FUENTES DE FINANCIAMIENTO	**417.929.176**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	417.929.176
Disminución de otros activos financieros	417.929.176
Disminución de disponibilidades	417.929.176
Disminución de bancos	417.929.176
TOTAL RECURSOS	**735.066.755**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**355.753.817**
GASTOS DE CONSUMO	354.753.817
Remuneraciones	268.995.971
Sueldos, salarios y otras retribuciones	135.742.367
Beneficios y complementos de sueldos y salarios	57.366.809
Aportes patronales	12.253.249
Prestaciones sociales y otras indemnizaciones	3.464.755
Asistencia socioeconómica	60.168.791
Compra de bienes y servicios	75.572.666
Bienes de consumo	37.528.589
Servicios no personales	38.044.077
Impuestos indirectos	9.153.494
Depreciación y amortización	1.031.686
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector privado	1.000.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
GASTOS DE CAPITAL	**379.312.938**
INVERSIÓN REAL DIRECTA	20.644.104
Formación bruta de capital fijo	20.644.104
Maquinaria, equipos y otros bienes muebles	20.644.104
INVERSIÓN FINANCIERA	358.668.834
Concesión de préstamos a corto plazo	358.668.834
Al sector privado	358.668.834
TOTAL GASTOS	**735.066.755**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125126	Financiamiento y Acompañamiento integral a las Organizaciones del Poder Popular para la construcción del Modelo Económico Socialista.	financiamiento			120	351.062.692	162.665.485			513.728.177
					TOTAL	**351.062.692**	**162.665.485**			**513.728.177**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	106.594.874	37.066.588			143.661.462
02	Gestión administrativa	67.409.189	10.267.927			77.677.116
	TOTAL	**174.004.063**	**47.334.515**			**221.338.578**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**66**	**69**		**135**	**22.401.024**		**22.401.024**
Alto Nivel y de Dirección	8	6		14	2.878.464		2.878.464
Directivo	14	15		29	4.685.414		4.685.414
Profesional y Técnico	13	14		27	4.294.963		4.294.963
Personal Administrativo	31	34		65	10.542.183		10.542.183
Personal Contratado	**280**	**236**		**516**	**48.755.376**		**48.755.376**
Profesional y Técnico	34	29		63	5.323.362		5.323.362
Personal Administrativo	235	198		433	36.587.550		36.587.550
Obrero	11	9		20	6.844.464		6.844.464
TOTAL	**346**	**305**		**651**	**71.156.400**		**71.156.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	268.995.971
4.02	Materiales, suministros y mercancías	37.528.589
4.03	Servicios no personales	47.197.571
4.04	Activos reales	20.644.104
4.05	Activos financieros	358.668.834
4.07	Transferencias y donaciones	1.000.000
4.08	Otros gastos	1.031.686
	TOTAL	**735.066.755**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**210.000.000**
INGRESOS CORRIENTES ORDINARIOS	210.000.000
TRANSFERENCIAS CORRIENTES	210.000.000
Transferencias corrientes del sector público	210.000.000
Transferencias corrientes internas recibidas del sector público	210.000.000
De la República	210.000.000
Ministerio del Poder Popular para las Comunas y los Movimientos Sociales	210.000.000
-Recursos Ordinarios	210.000.000
1.2 GASTOS CORRIENTES	**355.753.817**
GASTOS DE CONSUMO	354.753.817
Remuneraciones	268.995.971
Sueldos, salarios y otras retribuciones	135.742.367
Beneficios y complementos de sueldos y salarios	57.366.809
Aportes patronales	12.253.249
Prestaciones sociales y otras indemnizaciones	3.464.755
Asistencia socioeconómica	60.168.791
Compra de bienes y servicios	75.572.666
Bienes de consumo	37.528.589
Servicios no personales	38.044.077
Impuestos indirectos	9.153.494
Depreciación y amortización	1.031.686
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector privado	1.000.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(145.753.817)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(38.616.238)**
RECURSOS PROPIOS DE CAPITAL	(144.722.131)
Desahorro en cuenta corriente	(145.753.817)
Incremento de la depreciación y amortización acumuladas	1.031.686
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	106.105.893
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	106.105.893
Al sector privado	106.105.893
2.2 GASTOS DE CAPITAL	**379.312.938**
INVERSIÓN REAL DIRECTA	20.644.104
Formación bruta de capital fijo	20.644.104
Maquinaria, equipos y otros bienes muebles	20.644.104
INVERSIÓN FINANCIERA	358.668.834
Concesión de préstamos a corto plazo	358.668.834
Al sector privado	358.668.834
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(417.929.176)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**417.929.176**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	417.929.176
Disminución de otros activos financieros	417.929.176
Disminución de disponibilidades	417.929.176
Disminución de bancos	417.929.176
3.2 APLICACIONES FINANCIERAS	**417.929.176**
DÉFICIT FINANCIERO	417.929.176

A0953

Servicio Fondo Nacional del Poder Popular (SAFONAPP)

SERVICIO FONDO NACIONAL DEL PODER POPULAR (SAFONAPP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ejecutivo Nacional consciente de la importancia que tiene el pueblo en la conformación del nuevo Estado Socialista, ha venido implementando estrategias que impulsen el fortalecimiento del Poder Popular propiciando la participación de los ciudadanos y ciudadanas en la solución de los problemas que presentan las comunidades. Servicio Fondo Nacional del Poder Popular (SAFONAPP), como institución que nació al calor de la revolución bolivariana tiene entre sus múltiples tareas el financiamiento, formación, dotación de suministros y acompañamiento a los proyectos de los Consejos Comunales y Otras Organizaciones del Poder Popular, así como la responsabilidad de realizar el seguimiento a la ejecución de los Proyectos financiados para cumplir con lo estipulado en la Ley Orgánica de Contraloría Social y la Ley Orgánica de la Contraloría General de la Republica y del Sistema Nacional de Control Fiscal.

En este sentido, para el Ejercicio Económico Financiero 2015 el SAFONAPP, ejecutará el proyecto denominado "Financiamiento a través de transferencias de recursos a los proyectos comunitarios, sociales y productivos correspondientes a Consejos Comunales y otras Organizaciones del Poder Popular", orientado a cubrir el financiamiento de proyectos comunitarios, sociales y productivos correspondientes a 6.650 transferencias para Consejos Comunales y otras Organizaciones del Poder Popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.110.000.000**
INGRESOS CORRIENTES ORDINARIOS	3.110.000.000
TRANSFERENCIAS CORRIENTES	110.000.000
Transferencias corrientes del sector público	110.000.000
Transferencias corrientes internas recibidas del sector público	110.000.000
De la República	110.000.000
OTROS INGRESOS	3.000.000.000
Otros ingresos ordinarios	3.000.000.000
INGRESOS DE CAPITAL	**1.434.000**
RECURSOS PROPIOS DE CAPITAL	1.434.000
Incremento de la depreciación y amortización acumuladas	1.434.000
TOTAL RECURSOS	**3.111.434.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**3.109.236.300**
GASTOS DE CONSUMO	108.333.300
Remuneraciones	81.631.775
Sueldos, salarios y otras retribuciones	35.745.603
Beneficios y complementos de sueldos y salarios	15.956.372
Aportes patronales	4.068.709
Prestaciones sociales y otras indemnizaciones	4.654.224
Asistencia socioeconómica	21.206.867
Compra de bienes y servicios	22.307.336
Bienes de consumo	6.385.385
Servicios no personales	15.921.951
Impuestos indirectos	2.960.189
Depreciación y amortización	1.434.000
GASTOS DE LA PROPIEDAD	3.000
Derechos sobre bienes intangibles	3.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.000.800.000
Al sector privado	3.000.800.000
Transferencias corrientes al sector privado	3.000.000.000
Transferencias corrientes a consejos comunales	3.000.000.000
Donaciones corrientes al sector privado	800.000
Donaciones a personas	800.000
OTROS GASTOS CORRIENTES	100.000
Indemnizaciones y sanciones pecuniarias	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
GASTOS DE CAPITAL	**1.997.700**
INVERSIÓN REAL DIRECTA	1.997.700
Formación bruta de capital fijo	1.947.700
Maquinaria, equipos y otros bienes muebles	1.582.700

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio privado	365.000
Bienes intangibles	50.000
APLICACIONES FINANCIERAS	**200.000**
DISMINUCIÓN DE PASIVOS	200.000
Disminución de cuentas y efectos por pagar	200.000
Disminución de cuentas y efectos por pagar a corto plazo	200.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	50.000
Disminución cuentas por pagar a proveedores a corto plazo	150.000
TOTAL GASTOS	**3.111.434.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125336	Financiamiento a través de transferencias de recursos a los proyectos comunitarios, sociales y productivos correspondientes a los Consejos Comunales y otras organizaciones del Poder Popular	transferencia			6.650	3.000.000.000				3.000.000.000
					TOTAL	**3.000.000.000**				**3.000.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		82.000.000			82.000.000
02	Gestión administrativa	1.434.000	27.700.000			29.134.000
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		300.000			300.000
	TOTAL	**1.434.000**	**110.000.000**			**111.434.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**24**	**28**		**52**	**2.873.940**		**2.873.940**
Directivo	24	28		52	2.873.940		2.873.940
Personal Contratado	**177**	**164**		**341**	**28.218.132**		**28.218.132**
Profesional y Técnico	102	92		194	18.701.192		18.701.192
Personal Administrativo	70	67		137	8.976.940		8.976.940
Obrero	5	5		10	540.000		540.000
TOTAL	**201**	**192**		**393**	**31.092.072**		**31.092.072**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	81.631.775
4.02	Materiales, suministros y mercancías	6.385.385
4.03	Servicios no personales	18.885.140
4.04	Activos reales	1.997.700
4.07	Transferencias y donaciones	3.000.800.000
4.08	Otros gastos	1.534.000
4.11	Disminución de pasivos	200.000
	TOTAL	**3.111.434.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.110.000.000**
INGRESOS CORRIENTES ORDINARIOS	3.110.000.000
TRANSFERENCIAS CORRIENTES	110.000.000
Transferencias corrientes del sector público	110.000.000
Transferencias corrientes internas recibidas del sector público	110.000.000
De la República	110.000.000
Ministerio del Poder Popular para las Comunas y los Movimientos Sociales	110.000.000
-Recursos Ordinarios	110.000.000
OTROS INGRESOS	3.000.000.000
Otros ingresos ordinarios	3.000.000.000
1.2 GASTOS CORRIENTES	**3.109.236.300**
GASTOS DE CONSUMO	108.333.300
Remuneraciones	81.631.775
Sueldos, salarios y otras retribuciones	35.745.603
Beneficios y complementos de sueldos y salarios	15.956.372
Aportes patronales	4.068.709
Prestaciones sociales y otras indemnizaciones	4.654.224
Asistencia socioeconómica	21.206.867
Compra de bienes y servicios	22.307.336
Bienes de consumo	6.385.385
Servicios no personales	15.921.951
Impuestos indirectos	2.960.189
Depreciación y amortización	1.434.000
GASTOS DE LA PROPIEDAD	3.000
Derechos sobre bienes intangibles	3.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.000.800.000
Al sector privado	3.000.800.000
Transferencias corrientes al sector privado	3.000.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	800.000
Donaciones a personas	800.000
OTROS GASTOS CORRIENTES	100.000
Indemnizaciones y sanciones pecuniarias	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**763.700**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.197.700**
RECURSOS PROPIOS DE CAPITAL	2.197.700
Ahorro en cuenta corriente	763.700
Incremento de la depreciación y amortización acumuladas	1.434.000
2.2 GASTOS DE CAPITAL	**1.997.700**
INVERSIÓN REAL DIRECTA	1.997.700
Formación bruta de capital fijo	1.947.700
Maquinaria, equipos y otros bienes muebles	1.582.700
Construcciones de bienes de dominio privado	365.000
Bienes intangibles	50.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**200.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**200.000**
SUPERÁVIT FINANCIERO	200.000
3.2 APLICACIONES FINANCIERAS	**200.000**
DISMINUCIÓN DE PASIVOS	200.000
Disminución de cuentas y efectos por pagar	200.000
Disminución de cuentas y efectos por pagar a corto plazo	200.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	50.000
Disminución cuentas por pagar a proveedores a corto plazo	150.000

58
Ministerio del Poder Popular para la Mujer y la Igualdad de Género

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez

A0936 Instituto Nacional de la Mujer (INAMUJER)

A0456

Fundación Misión Madres del Barrio Josefa Joaquina Sánchez

FUNDACIÓN MISIÓN MADRES DEL BARRIO JOSEFA JOAQUINA SÁNCHEZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, La Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez" seguirá orientando su política hacia los sectores más vulnerables del país, enfocando sus actividades en propiciar la inclusión de las mujeres amas de casa en condiciones de pobreza extrema de manera organizada en comité de Madres del Barrio, para desarrollar una acción colectiva que permita su participación soberana y protagónica en los procesos de transformación socialista desarrollados por el Gobierno Bolivariano y propiciando su incorporación a un trabajo liberador por medio de actividades socio-productivas y remuneradas, dando impulso a la inclusión y la justicia social, materializada en la elevación sustancial de la calidad de vida de la población venezolana para que todos vivamos en condiciones similares, para alcanzar a mediano y largo plazo la Suprema Felicidad Social y la consecución de un estado de derecho políticos y sociales tal como la Constitución de la República Bolivariana de Venezuela y de acuerdo a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 .

En tal sentido llevará a cabo el proyecto: "Inclusión social y participación protagónica de las mujeres en situación de pobreza", a través del cual otorgará 1.200.000 asignaciones económicas a las Madres del Barrio, equivalente al 80% del salario mínimo nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.511.610.980**
INGRESOS CORRIENTES ORDINARIOS	1.511.610.980
TRANSFERENCIAS CORRIENTES	1.511.610.980
Transferencias corrientes del sector público	1.511.610.980
Transferencias corrientes internas recibidas del sector público	1.511.610.980
De la República	1.511.610.980
INGRESOS DE CAPITAL	**10.668.808**
RECURSOS PROPIOS DE CAPITAL	10.668.808
Incremento de la depreciación y amortización acumuladas	10.668.808
TOTAL RECURSOS	**1.522.279.788**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.450.139.640**
GASTOS DE CONSUMO	757.915.640
Remuneraciones	333.368.677
Sueldos, salarios y otras retribuciones	104.453.072
Beneficios y complementos de sueldos y salarios	83.902.532
Aportes patronales	18.139.536
Prestaciones sociales y otras indemnizaciones	30.286.529
Asistencia socioeconómica	96.587.008
Compra de bienes y servicios	359.825.995
Bienes de consumo	85.400.468
Servicios no personales	274.425.527
Impuestos indirectos	54.052.160
Depreciación y amortización	10.668.808
TRANSFERENCIAS Y DONACIONES CORRIENTES	692.224.000
Al sector privado	692.224.000
Donaciones corrientes al sector privado	692.224.000
Donaciones a personas	692.224.000
GASTOS DE CAPITAL	**72.140.148**
INVERSIÓN REAL DIRECTA	72.140.148
Formación bruta de capital fijo	71.776.148
Maquinaria, equipos y otros bienes muebles	42.980.037
Construcciones de bienes de dominio privado	28.796.111
Bienes intangibles	364.000
TOTAL GASTOS	**1.522.279.788**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125629	Inclusión social y participación protagónica de las mujeres en situación de pobreza	asignación económica			1.200.000		1.409.223.921			1.409.223.921
					TOTAL		**1.409.223.921**			**1.409.223.921**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		68.105.084			68.105.084
02	Gestión administrativa	10.668.808	34.281.975			44.950.783
	TOTAL	**10.668.808**	**102.387.059**			**113.055.867**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**433**	**258**	**7**	**698**	**48.537.112**	**5.758.500**	**54.295.612**
Alto Nivel y de Dirección	100	73		173	13.767.364	1.870.500	15.637.864
Personal Administrativo	318	178	7	503	34.004.496	3.816.000	37.820.496
Obrero	15	7		22	765.252	72.000	837.252
Personal Contratado	**135**	**115**		**250**	**4.999.648**		**4.999.648**
Personal Administrativo	135	115		250	4.999.648		4.999.648
TOTAL	**568**	**373**	**7**	**948**	**53.536.760**	**5.758.500**	**59.295.260**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	333.368.677
4.02	Materiales, suministros y mercancías	85.400.468
4.03	Servicios no personales	328.477.687
4.04	Activos reales	72.140.148
4.07	Transferencias y donaciones	692.224.000
4.08	Otros gastos	10.668.808
	TOTAL	**1.522.279.788**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.511.610.980**
INGRESOS CORRIENTES ORDINARIOS	1.511.610.980
TRANSFERENCIAS CORRIENTES	1.511.610.980
Transferencias corrientes del sector público	1.511.610.980
Transferencias corrientes internas recibidas del sector público	1.511.610.980
De la República	1.511.610.980
Ministerio del Poder Popular para la Mujer y la Igualdad de Género	381.736.030
-Recursos Ordinarios	381.736.030
Ministerio del Poder Popular para el Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	1.129.874.950
-Recursos Ordinarios	1.129.874.950
1.2 GASTOS CORRIENTES	**1.450.139.640**
GASTOS DE CONSUMO	757.915.640
Remuneraciones	333.368.677
Sueldos, salarios y otras retribuciones	104.453.072
Beneficios y complementos de sueldos y salarios	83.902.532
Aportes patronales	18.139.536
Prestaciones sociales y otras indemnizaciones	30.286.529
Asistencia socioeconómica	96.587.008
Compra de bienes y servicios	359.825.995
Bienes de consumo	85.400.468
Servicios no personales	274.425.527
Impuestos indirectos	54.052.160
Depreciación y amortización	10.668.808
TRANSFERENCIAS Y DONACIONES CORRIENTES	692.224.000
Al sector privado	692.224.000
Donaciones corrientes al sector privado	692.224.000
Donaciones a personas	692.224.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**61.471.340**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**72.140.148**
RECURSOS PROPIOS DE CAPITAL	72.140.148
Ahorro en cuenta corriente	61.471.340
Incremento de la depreciación y amortización acumuladas	10.668.808
2.2 GASTOS DE CAPITAL	**72.140.148**
INVERSIÓN REAL DIRECTA	72.140.148
Formación bruta de capital fijo	71.776.148
Maquinaria, equipos y otros bienes muebles	42.980.037
Construcciones de bienes de dominio privado	28.796.111
Bienes intangibles	364.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0936

Instituto Nacional de la Mujer (INAMUJER)

INSTITUTO NACIONAL DE LA MUJER (INAMUJER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de la Mujer (Inamujer) ejerce funciones de definición, ejecución y supervisión de políticas públicas de las mujeres; garantizando la igualdad de oportunidades y promoviendo la participación protagónica de la mujer en los ámbitos políticos, económicos y sociales en la República Bolivariana de Venezuela, en consecuencia, para el Ejercicio Económico Financiero 2015, se plantea brindar cobertura y servicios a nivel Nacional, Estadal y Municipal de forma integral a las mujeres víctimas de violencia y prevenir la violencia de género a través de los siguiente proyectos:

- Territorialización de la política de Formación, Organización y Atención de las mujeres para el fortalecimiento del poder popular.
- Defensa Jurídica de los Derechos de las Mujeres.
- Atención y prevención de la violencia contra las mujeres.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**530.478.878**
INGRESOS CORRIENTES ORDINARIOS	530.478.878
TRANSFERENCIAS CORRIENTES	530.478.878
Transferencias corrientes del sector público	530.478.878
Transferencias corrientes internas recibidas del sector público	530.478.878
De la República	530.478.878
INGRESOS DE CAPITAL	**876.657**
RECURSOS PROPIOS DE CAPITAL	876.657
Incremento de la depreciación y amortización acumuladas	876.657
FUENTES DE FINANCIAMIENTO	**27.530.666**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	27.530.666
Disminución de otros activos financieros	27.530.666
Disminución de disponibilidades	27.530.666
Disminución de bancos	27.530.666
TOTAL RECURSOS	**558.886.201**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**507.022.895**
GASTOS DE CONSUMO	485.722.171
Remuneraciones	278.317.117
Sueldos, salarios y otras retribuciones	86.116.818
Beneficios y complementos de sueldos y salarios	96.528.818
Aportes patronales	4.185.057
Prestaciones sociales y otras indemnizaciones	24.655.745
Asistencia socioeconómica	66.830.679
Compra de bienes y servicios	183.296.018
Bienes de consumo	69.295.435
Servicios no personales	114.000.583
Impuestos indirectos	23.232.379
Depreciación y amortización	876.657
GASTOS DE LA PROPIEDAD	80.000
Derechos sobre bienes intangibles	80.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	21.220.724
Al sector privado	21.220.724
Transferencias corrientes al sector privado	4.220.724
Directas a personas	4.220.724
Pensiones y otros beneficios asociados	1.815.613
Jubilaciones y otros beneficios asociados	2.405.111
Donaciones corrientes al sector privado	17.000.000
Donaciones a personas	17.000.000
GASTOS DE CAPITAL	**44.487.766**
INVERSIÓN REAL DIRECTA	44.487.766
Formación bruta de capital fijo	44.487.766
Maquinaria, equipos y otros bienes muebles	41.987.766
Construcciones de bienes de dominio privado	2.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**7.375.540**
DISMINUCIÓN DE PASIVOS	7.375.540
Disminución de cuentas y efectos por pagar	7.375.540
Disminución de cuentas y efectos por pagar a corto plazo	7.375.540
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.252.197
Disminución cuentas por pagar a proveedores a corto plazo	4.123.343
TOTAL GASTOS	**558.886.201**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125550	Territorialización de la política de Formación, Organización y Atención de las mujeres para el fortalecimiento del poder popular.	persona	4.891	4.469	9.360	6.718.375	129.967.324			136.685.699
125555	Defensa Jurídica de los Derechos de las Mujeres	persona	17.348		17.348	6.718.375	118.827.271			125.545.646
125561	Atención y prevención de la violencia contra las mujeres	persona	12.800	3.200	16.000	6.718.376	122.540.620			129.258.996
					TOTAL	**20.155.126**	**371.335.215**			**391.490.341**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		92.380.382			92.380.382
02	Gestión administrativa	8.252.197	61.714.851			69.967.048
03	Previsión y protección social		4.220.724			4.220.724
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		827.706			827.706
	TOTAL	**8.252.197**	**159.143.663**			**167.395.860**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**59**	**16**	**428**	**503**	**17.222.929**	**136.574**	**17.359.503**
Alto Nivel y de Dirección			1	1	47.900		47.900
Directivo	11	2	1	14	511.122		511.122
Profesional y Técnico	35	8	354	397	14.494.067		14.494.067
Personal Administrativo	9	1	38	48	1.752.431	103.207	1.855.638
Obrero	4	5	34	43	417.409	33.367	450.776
Personal Contratado	**357**	**99**		**456**	**22.535.571**		**22.535.571**
Profesional y Técnico	192	31		223	10.803.886		10.803.886
Personal Administrativo	105	25		130	6.298.230		6.298.230
Obrero	60	43		103	5.433.455		5.433.455
TOTAL	**416**	**115**	**428**	**959**	**39.758.500**	**136.574**	**39.895.074**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**14**		**14**	**2.405.111**
Empleados	6		6	1.030.763
Obreros	8		8	1.374.348
Pensionados	**16**	**3**	**19**	**1.815.613**
Empleados	5	2	7	668.911
Obreros	11	1	12	1.146.702
TOTAL	**30**	**3**	**33**	**4.220.724**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	278.317.117
4.02	Materiales, suministros y mercancías	69.295.435
4.03	Servicios no personales	137.312.962
4.04	Activos reales	44.487.766
4.07	Transferencias y donaciones	21.220.724
4.08	Otros gastos	876.657
4.11	Disminución de pasivos	7.375.540
	TOTAL	**558.886.201**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**530.478.878**
INGRESOS CORRIENTES ORDINARIOS	530.478.878
TRANSFERENCIAS CORRIENTES	530.478.878
Transferencias corrientes del sector público	530.478.878
Transferencias corrientes internas recibidas del sector público	530.478.878
De la República	530.478.878
Ministerio de Poder Popular para la Mujer y la Igualdad de Género	530.478.878
-Recursos Ordinarios	530.478.878
1.2 GASTOS CORRIENTES	**507.022.895**
GASTOS DE CONSUMO	485.722.171
Remuneraciones	278.317.117
Sueldos, salarios y otras retribuciones	86.116.818
Beneficios y complementos de sueldos y salarios	96.528.818
Aportes patronales	4.185.057
Prestaciones sociales y otras indemnizaciones	24.655.745
Asistencia socioeconómica	66.830.679
Compra de bienes y servicios	183.296.018
Bienes de consumo	69.295.435
Servicios no personales	114.000.583
Impuestos indirectos	23.232.379
Depreciación y amortización	876.657
GASTOS DE LA PROPIEDAD	80.000
Derechos sobre bienes intangibles	80.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	21.220.724
Al sector privado	21.220.724
Transferencias corrientes al sector privado	4.220.724
Directas a personas	4.220.724

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	1.815.613
Jubilaciones y otros beneficios asociados	2.405.111
Donaciones corrientes al sector privado	17.000.000
Donaciones a personas	17.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**23.455.983**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**24.332.640**
RECURSOS PROPIOS DE CAPITAL	24.332.640
Ahorro en cuenta corriente	23.455.983
Incremento de la depreciación y amortización acumuladas	876.657
2.2 GASTOS DE CAPITAL	**44.487.766**
INVERSIÓN REAL DIRECTA	44.487.766
Formación bruta de capital fijo	44.487.766
Maquinaria, equipos y otros bienes muebles	41.987.766
Construcciones de bienes de dominio privado	2.500.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(20.155.126)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**27.530.666**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	27.530.666
Disminución de otros activos financieros	27.530.666
Disminución de disponibilidades	27.530.666
Disminución de bancos	27.530.666
3.2 APLICACIONES FINANCIERAS	**27.530.666**
Disminución de cuentas y efectos por pagar	7.375.540
Disminución de cuentas y efectos por pagar a corto plazo	7.375.540
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.252.197
Disminución cuentas por pagar a proveedores a corto plazo	4.123.343
DÉFICIT FINANCIERO	20.155.126

59
Ministerio del Poder Popular para la Energía Eléctrica

Ministerio del Poder Popular para la Energía Eléctrica

A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"

A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

A0292

Fundación "Instituto para el Desarrollo Energético Luis Zambrano"

FUNDACIÓN "INSTITUTO PARA EL DESARROLLO ENERGÉTICO LUIS ZAMBRANO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Instituto para el Desarrollo Energético Luis Zambrano (Fidelz), organismo creado por el Ministerio del Poder Popular para la Energía Eléctrica para fortalecer las políticas, programas y proyectos de investigación aplicada para el desarrollo e innovación en materia energética, así como dedicarse de manera exclusiva a las investigaciones, desarrollo, formación especializada y capacitación de las trabajadoras y los trabajadores del sector eléctrico, para proponer soluciones concretas al servicio eléctrico y procurar la mejora de la gestión del Sistema Eléctrico Nacional (SEN).

La misión de la Fundación es potenciar la formación de las trabajadoras y trabajadores del Sector Eléctrico Nacional así como las organizaciones del poder popular, para impulsar y fortalecer la investigación aplicada, el desarrollo y la innovación, a fin de contribuir un servicio eléctrico óptimo para el vivir bien del pueblo, apuntalar la soberanía tecnológica y velar por el cumplimiento de los procesos de transferencia tecnológica.

El presupuesto para el Ejercicio Económico Financiero 2015 alcanza un monto de Bs. 65.463.953, correspondiendo Bs. 29.554.854 a una transferencia del Ministerio del Poder Popular para la Energía Eléctrica, Bs. 2.950.537 a la depreciación y amortización de los bienes de capital y Bs. 32.958.562 a la disminución de bancos.

Los recursos presupuestados serán aplicados a la ejecución de los proyectos "Programa de modernización y desarrollo aplicado al sistema eléctrico nacional" y "Modernización y sistematización de los centros de información de CORPOELEC", con un monto de Bs. 42.840.028, lo que representa un 65,44% del presupuesto total y Bs. 22.623.925 se aplicarán a la ejecución de las acciones centralizadas, equivalente al 34,56% del total.

La Fundación a objeto de cumplir la misión que le fue encomendada en su decreto de creación, estima en gastos de personal la cantidad de Bs. 19.144.754, para cubrir una plantilla de 30 trabajadores y trabajadoras, para materiales, suministros y mercancías Bs. 5.853.210, servicios no personales Bs. 22.212.811, para la adquisición de activos reales prevé la cantidad de Bs. 15.302.641 y para otros gastos Bs. 2.950.537.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**29.554.854**
INGRESOS CORRIENTES ORDINARIOS	29.554.854
TRANSFERENCIAS CORRIENTES	29.554.854
Transferencias corrientes del sector público	29.554.854
Transferencias corrientes internas recibidas del sector público	29.554.854
De la República	29.554.854
INGRESOS DE CAPITAL	**2.950.537**
RECURSOS PROPIOS DE CAPITAL	2.950.537
Incremento de la depreciación y amortización acumuladas	2.950.537
FUENTES DE FINANCIAMIENTO	**32.958.562**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	32.958.562
Disminución de otros activos financieros	32.958.562
Disminución de disponibilidades	32.958.562
Disminución de bancos	32.958.562
TOTAL RECURSOS	**65.463.953**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**50.161.312**
GASTOS DE CONSUMO	50.161.312
Remuneraciones	19.144.754
Sueldos, salarios y otras retribuciones	6.922.105
Beneficios y complementos de sueldos y salarios	1.277.200
Aportes patronales	639.518
Prestaciones sociales y otras indemnizaciones	917.966
Asistencia socioeconómica	9.348.266
Otros gastos de personal	39.699
Compra de bienes y servicios	24.679.201
Bienes de consumo	5.853.210
Servicios no personales	18.825.991
Impuestos indirectos	2.986.820
Depreciación y amortización	2.950.537
GASTOS DE LA PROPIEDAD	400.000
Derechos sobre bienes intangibles	400.000
GASTOS DE CAPITAL	**15.302.641**
INVERSIÓN REAL DIRECTA	15.302.641
Formación bruta de capital fijo	10.368.566
Maquinaria, equipos y otros bienes muebles	10.368.566
Bienes intangibles	4.934.075
TOTAL GASTOS	**65.463.953**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125123	Programa de modernización y desarrollo aplicado al Sistema Eléctrico Nacional	Proyecto de Investigación			6		29.554.854			29.554.854
125341	Modernización y Sistematización de los Centros de Información de CORPOELEC.	Centro Piloto			3	13.285.174				13.285.174
	TOTAL					13.285.174	29.554.854			42.840.028

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	11.409.284				11.409.284
02	Gestión administrativa	11.214.641				11.214.641
	TOTAL	22.623.925				22.623.925

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**4**		**8**	**1.524.000**		**1.524.000**
Alto Nivel y de Dirección	1			1	228.000		228.000
Profesional y Técnico	3	4		7	1.296.000		1.296.000
Personal Contratado	**11**	**11**		**22**	**3.664.902**		**3.664.902**
Profesional y Técnico	11	11		22	3.664.902		3.664.902
TOTAL	**15**	**15**		**30**	**5.188.902**		**5.188.902**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	19.144.754
4.02	Materiales, suministros y mercancías	5.853.210
4.03	Servicios no personales	22.212.811
4.04	Activos reales	15.302.641
4.08	Otros gastos	2.950.537
	TOTAL	**65.463.953**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.554.854**
INGRESOS CORRIENTES ORDINARIOS	29.554.854
TRANSFERENCIAS CORRIENTES	29.554.854
Transferencias corrientes del sector público	29.554.854
Transferencias corrientes internas recibidas del sector público	29.554.854
De la República	29.554.854
Ministerio del Poder Popular para la Energía Eléctrica	29.554.854
– Recursos Ordinarios	29.554.854
1.2 GASTOS CORRIENTES	**50.161.312**
GASTOS DE CONSUMO	50.161.312
Remuneraciones	19.144.754
Sueldos, salarios y otras retribuciones	6.922.105
Beneficios y complementos de sueldos y salarios	1.277.200
Aportes patronales	639.518
Prestaciones sociales y otras indemnizaciones	917.966
Asistencia socioeconómica	9.348.266
Otros gastos de personal	39.699
Compra de bienes y servicios	24.679.201
Bienes de consumo	5.853.210
Servicios no personales	18.825.991
Impuestos indirectos	2.986.820
Depreciación y amortización	2.950.537
GASTOS DE LA PROPIEDAD	400.000
Derechos sobre bienes intangibles	400.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(20.606.458)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(17.655.921)**
RECURSOS PROPIOS DE CAPITAL	(17.655.921)
Desahorro en cuenta corriente	(20.606.458)
Incremento de la depreciación y amortización acumuladas	2.950.537
2.2 GASTOS DE CAPITAL	**15.302.641**
INVERSIÓN REAL DIRECTA	15.302.641
Formación bruta de capital fijo	10.368.566
Maquinaria, equipos y otros bienes muebles	10.368.566
Bienes intangibles	4.934.075
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(32.958.562)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**32.958.562**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	32.958.562
Disminución de otros activos financieros	32.958.562
Disminución de disponibilidades	32.958.562
Disminución de bancos	32.958.562
3.2 APLICACIONES FINANCIERAS	**32.958.562**
DÉFICIT FINANCIERO	32.958.562

A0364

Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

FUNDACIÓN PARA EL DESARROLLO DEL SERVICIO ELÉCTRICO (FUNDELEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC), cuya creación fue autorizada mediante Decreto Presidencial N° 2.384, de fecha 18 de junio de 1992, publicado en la Gaceta Oficial de la República de Venezuela N° 35.010, de fecha 21 de julio de 1992 y cuya Acta Constitutiva y Estatutos fueron protocolizados en fecha 24 de Septiembre de 1993, ante la Oficina Subalterna de Registro del Primer Circuito del Municipio Libertador del Distrito Federal (ahora Distrito Capital), quedando registrados bajo el N° 03, del Tomo 50, del Protocolo 1°, realizada su última modificación estatutaria en fecha 30 de abril de 2013, Registrada por ante la Oficina de Registro Público del Primer Circuito del Municipio Libertador, Distrito Capital, quedando anotado bajo el N°. 1, Folio 1, Tomo 14, Protocolo de Transcripción del presente año, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N°. 40.177, de fecha 29 de mayo de 2013.

FUNDELEC según decreto N° 6991 de fecha 28/10/2009 publicado en la Gaceta Oficial de la República de Venezuela N°39.294 de la misma fecha, pasa a ser un entre adscrito del Ministerio del Poder Popular para la Energía Eléctrica.

La Fundación tiene por objeto la investigación, planificación, organización, administración, realización y ejecución de programas, proyectos, convenios y estudios de carácter técnico, que permitan asegurar al Ministerio del Poder Popular para la Energía Eléctrica la formulación y ejecución de políticas públicas que garanticen a la Corporación Eléctrica la prestación de un servicio eléctrico acorde con las necesidades del País y que contribuya al fortalecimiento tanto del Servicio Eléctrico Nacional como al proceso de integración energética regional.

Con el paso del tiempo la Fundación ha ido adecuando sus competencias en respuesta a los requerimientos y exigencias del Órgano Tutelar, y de las orientaciones que en materia de política energética ha experimentado el sector y el Servicio Eléctrico Venezolano.

De acuerdo a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, los proyectos de la Fundación se encuentran enmarcados en dos Objetivos Históricos correspondientes a:

- Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y del Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
- Contribuir con la preservación de la vida en el planeta y la salvación de la especie humana

En la actualidad los ámbitos de acción de FUNDELEC responden a cinco áreas estratégicas que van en consonancia con la nueva política energética del Estado Venezolano: Eficiencia Energética, Energías Renovables, Sistemas de Información, Fortalecimiento Institucional y Sector Social.

La Fundación desarrolla la Eficiencia Energética, a través del proyecto:

- Acompañamiento Técnico y Metodológico a Grandes Usuarios.

Para el rubro de Energías Renovables, en los actuales momentos se encuentra ejecutando los siguientes proyectos:

- Sistemas Híbridos en el marco del Convenio Integral de Cooperación Cuba-Venezuela correspondiente a la VII Comisión.
- Estudios de Factibilidad para la Construcción de Pequeñas Centrales Hidroeléctricas.
- Instalación de Sistemas de Energías Renovables.

Se contribuirá en el área de Sistema de Información con los siguientes proyectos:

- Estudio de Caracterización de las Cargas (ECC) a Nivel Nacional.

- Renovación Tecnológica y Estabilización del Sistema Uniforme para el Control y la Regulación de la Electricidad (SUCRE).
- Desarrollo de una Herramienta para el Diseño Óptimo de la Expansión del Sistema Eléctrico Nacional considerando los Sistemas de Generación y Transmisión en forma conjunta.
- Implantación y puesta en marcha de la Aplicación Especializada para la Fiscalización del Servicio Eléctrico a Nivel Nacional.
- Desarrollo del Primer Prototipo Nacional de un equipo móvil no tripulado (Robot) para el Monitoreo, Exploración y Reconocimiento de Líneas de Transmisión en Operación.

En el desarrollo para el Fortalecimiento Institucional dentro del proceso de reforma del Sector Eléctrico, a fin de mejorar la capacidad de gestión se ejecutan los proyectos:

- Mantenimiento de los Sistemas de Energías Renovables en las Comunidades Aisladas, Indígenas y Fronterizas de Venezuela.
- Fortalecimiento de la Capacidad Técnicas, Administrativas y de Infraestructura de las Trabajadoras y Trabajadores del Sector Eléctrico Nacional.

Se coadyuvará con el Sector Social en cuanto a la participación y organización comunitaria, a fin de apoyar en la reducción del déficit en el servicio eléctrico, incidiendo así al mejoramiento de la calidad de vida de la población apoyándose en la ejecución del proyecto de las Mesas de Energía.

Las directrices de estos nuevos lineamientos se basan fundamentalmente en fortalecer la política de eficiencia y ahorro energético; generar mecanismos e incentivos fiscales para la inversión tecnológica en los actuales sistemas de generación, transmisión y distribución; el desarrollo de planes especiales de ahorro energético para las instituciones del Estado, empresas y grandes consumidores de energía eléctrica.

Para el ejercicio fiscal 2015, el presupuesto estimado asciende a Bs. 1.057.872.439, de los cuales Bs. 1.047.872.439 provienen de transferencias del Ministerio del Poder Popular para la Energía Eléctrica, Bs. 1.826.097 derivados del incremento en la depreciación y amortización acumuladas y disponibilidades en bancos por Bs. 8.173.903.

Se estiman para gastos corrientes Bs. 948.557.294, de los cuales de destinaran a gastos de personal Bs. 464.063.967, para atender una plantilla de personal 502 trabajadores, la inversión real directa se sitúa en Bs. 101.315.145 y aplicaciones financieras en Bs. 8.000.000 para disminución de pasivos.

Del total del presupuesto se aplicarán Bs. 792.718.462 a la ejecución de proyectos, es decir 74,94% y a las acciones centralizadas Bs. 265.153.977, equivalentes al 25,06%.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.047.872.439**
INGRESOS CORRIENTES ORDINARIO	1.047.872.439
TRANSFERENCIAS CORRIENTES	1.047.872.439
Transferencias corrientes del sector público	1.047.872.439
Transferencias corrientes internas recibidas del sector público	1.047.872.439
De la República	1.047.872.439
INGRESOS DE CAPITAL	**1.826.097**
RECURSOS PROPIOS DE CAPITAL	1.826.097
Incremento de la depreciación y amortización acumuladas	1.826.097
FUENTES DE FINANCIAMIENTO	**8.173.903**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.173.903
Disminución de otros activos financieros	8.173.903
Disminución de disponibilidades	8.173.903
Disminución de bancos	8.173.903
TOTAL RECURSOS	**1.057.872.439**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**948.557.294**
GASTOS DE CONSUMO	642.221.611
Remuneraciones	464.063.967
Sueldos, salarios y otras retribuciones	138.115.877
Beneficios y complementos de sueldos y salarios	176.328.356
Aportes patronales	16.087.442
Prestaciones sociales y otras indemnizaciones	33.090.018
Asistencia socioeconómica	100.442.274
Compra de bienes y servicios	147.923.828
Bienes de consumo	54.076.320
Servicios no personales	93.847.508
Impuestos indirectos	28.407.719
Depreciación y amortización	1.826.097
TRANSFERENCIAS Y DONACIONES CORRIENTES	306.161.780
Al sector privado	306.161.780
Transferencias corrientes al sector privado	306.161.780
Directas a personas	6.161.780
Jubilaciones y otros beneficios asociados	6.161.780
Transferencias corrientes a consejos comunales	300.000.000
OTROS GASTOS CORRIENTES	173.903
Intereses por mora	173.903
GASTOS DE CAPITAL	**101.315.145**
INVERSIÓN REAL DIRECTA	101.315.145
Formación bruta de capital fijo	97.805.145
Maquinaria, equipos y otros bienes muebles	92.205.145
Construcciones de bienes de dominio público	5.600.000
Bienes intangibles	3.510.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**8.000.000**
DISMINUCIÓN DE PASIVOS	8.000.000
Disminución de otros pasivos	8.000.000
Disminución de provisiones y reservas técnicas	6.000.000
Disminución de provisiones	6.000.000
Disminución de provisiones para beneficios sociales	6.000.000
Disminución de otros pasivos a corto plazo	2.000.000
TOTAL GASTOS	**1.057.872.439**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
69920	A03640015000	Instalación de sistemas Híbridos (Eólicos-Fotovoltaicos-Diésel) en comunidades aisladas, indígenas y fronterizas	10/10/2007	31/12/2015	93.818.475	23.143.083			116.961.558
116951	A03640050000	Desarrollo del Primer Prototipo Nacional de un Equipo Móvil No Tripulado (ROBOT) para el Monitoreo, Exploración y Reconocimiento de Líneas de Transmisión en Operación.	01/01/2013	30/12/2015	8.502.768	8.132.474			16.635.242
117214	A03640051000	Estudio de Factibilidad para la Construcción de Pequeñas Centrales Hidroeléctricas	01/01/2013	31/12/2015	15.481.436	24.438.457			39.919.893
TOTAL					**117.802.679**	**55.714.014**			**173.516.693**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
69920	Instalación de sistemas Híbridos (Eólicos-Fotovoltaicos-Diésel) en comunidades aisladas, indígenas y fronterizas	Sistema Fotovoltaico			940		23.143.083			23.143.083
116951	Desarrollo del Primer Prototipo Nacional de un Equipo Móvil No Tripulado (ROBOT) para el Monitoreo, Exploración y Reconocimiento de Líneas de Transmisión en Operación.	Prototipo			1		8.132.474			8.132.474
117214	Estudio de Factibilidad para la Construcción de Pequeñas Centrales Hidroeléctricas	Estudio			7		24.438.457			24.438.457
124957	Mantenimiento de Sistemas de Energías Renovables en Comunidades Aisladas, Indígenas y Fronterizas de Venezuela	Mantenimiento			1.000		53.872.078			53.872.078
124959	Fortalecimiento de las Capacidades Técnicas de las Trabajadoras y Trabajadores del Sector Eléctrico Nacional.	Persona			2.400		26.922.394			26.922.394
124970	Mesas de Energía	Financiamiento			200		513.259.730			513.259.730
125001	Desarrollo de Herramienta para el Diseño Óptimo de la Expansión del Sistema Eléctrico Nacional (SEN), Considerando los Sistemas de Generación y Transmisión en Forma Conjunta.	Herramienta Tecnológica			1		9.012.736			9.012.736
125088	Renovación tecnológica y estabilización del Sistema Uniforme para el Control y la Regulación de la Electricidad (SUCRE).	Módulo			4		13.723.245			13.723.245
125140	Instalación de Sistemas de Energías Renovables	Instalación			500		88.384.191			88.384.191
125195	Acompañamiento técnico y metodológico a grandes usuarios en eficiencia energética.	Asistencia Técnica			50		9.312.672			9.312.672

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125214	Implantación y puesta en marcha de la Aplicación Especializada para la Fiscalización del Servicio Eléctrico a Nivel Nacional	Herramienta Tecnológica			1		13.318.394			13.318.394
125616	Estudio de Caracterización de las Cargas (ECC) a Nivel Nacional	Herramienta Tecnológica			1		9.199.008			9.199.008
	TOTAL						**792.718.462**			**792.718.462**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		202.654.266			202.654.266
02	Gestión administrativa	10.000.000	46.337.931			56.337.931
03	Previsión y protección social		6.161.780			6.161.780
	TOTAL	**10.000.000**	**255.153.977**			**265.153.977**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**212**	**217**		**429**	**41.280.432**		**41.280.432**
Alto Nivel y de Dirección		1		1	162.487		162.487
Directivo	1	3		4	538.426		538.426
Profesional y Técnico	197	180		377	36.930.471		36.930.471
Personal Administrativo	14	33		47	3.649.048		3.649.048
Personal Contratado	**39**	**34**		**73**	**2.374.441**		**2.374.441**
Profesional y Técnico	39	34		73	2.374.441		2.374.441
TOTAL	**251**	**251**		**502**	**43.654.873**		**43.654.873**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	3	4	7	**6.161.780**
Empleados	3	4	7	6.161.780
TOTAL	**3**	**4**	**7**	**6.161.780**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	464.063.967
4.02	Materiales, suministros y mercancías	54.076.320
4.03	Servicios no personales	122.255.227
4.04	Activos reales	101.315.145
4.07	Transferencias y donaciones	306.161.780
4.08	Otros gastos	2.000.000
4.11	Disminución de pasivos	8.000.000
	TOTAL	**1.057.872.439**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.047.872.439**
INGRESOS CORRIENTES ORDINARIO	1.047.872.439
TRANSFERENCIAS CORRIENTES	1.047.872.439
Transferencias corrientes del sector público	1.047.872.439
Transferencias corrientes internas recibidas del sector público	1.047.872.439
De la República	1.047.872.439
Ministerio del Poder Popular para la Energía Eléctrica	1.047.872.439
– Recursos Ordinarios	1.047.872.439
1.2 GASTOS CORRIENTES	**948.557.294**
GASTOS DE CONSUMO	642.221.611
Remuneraciones	464.063.967
Sueldos, salarios y otras retribuciones	138.115.877
Beneficios y complementos de sueldos y salarios	176.328.356
Aportes patronales	16.087.442
Prestaciones sociales y otras indemnizaciones	33.090.018
Asistencia socioeconómica	100.442.274
Compra de bienes y servicios	147.923.828
Bienes de consumo	54.076.320
Servicios no personales	93.847.508
Impuestos indirectos	28.407.719
Depreciación y amortización	1.826.097
TRANSFERENCIAS Y DONACIONES CORRIENTES	306.161.780
Al sector privado	306.161.780
Transferencias corrientes al sector privado	306.161.780
Directas a personas	6.161.780
Jubilaciones y otros beneficios asociados	6.161.780
Transferencias corrientes a consejos comunales	300.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	173.903
Intereses por mora	173.903
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**99.315.145**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**101.141.242**
RECURSOS PROPIOS DE CAPITAL	101.141.242
Ahorro en cuenta corriente	99.315.145
Incremento de la depreciación y amortización acumuladas	1.826.097
2.2 GASTOS DE CAPITAL	**101.315.145**
INVERSIÓN REAL DIRECTA	101.315.145
Formación bruta de capital fijo	97.805.145
Maquinaria, equipos y otros bienes muebles	92.205.145
Construcciones de bienes de dominio público	5.600.000
Bienes intangibles	3.510.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(173.903)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**8.173.903**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.173.903
Disminución de otros activos financieros	8.173.903
Disminución de disponibilidades	8.173.903
Disminución de bancos	8.173.903
3.2 APLICACIONES FINANCIERAS	**8.173.903**
DISMINUCIÓN DE PASIVOS	8.000.000
Disminución de otros pasivos	8.000.000
Disminución de provisiones y reservas técnicas	6.000.000
Disminución de provisiones	6.000.000
Disminución de provisiones para beneficios sociales	6.000.000
Disminución de otros pasivos a corto plazo	2.000.000
DÉFICIT FINANCIERO	173.903

63
Consejo Federal de Gobierno

Consejo Federal de Gobierno

A0249 Fondo de Compensación Interterritorial

A0553 Autoridad Única del Distrito Motor de Desarrollo Ciudad Caribia

A0249

Fondo de Compensación Interterritorial

FONDO DE COMPENSACIÓN INTERTERRITORIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo de Compensación Interterritorial (FCI), como ente descentralizado encargado del financiamiento de las inversiones públicas, promueve el desarrollo equilibrado de las regiones, la complementación de las políticas e iniciativas de desarrollo de las entidades político territoriales, la realización de obras, servicios esenciales en las regiones y comunidades de menor desarrollo relativo; a través del Índice Relativo de Desarrollo, permite distribuir los recursos en todo el país, atendiendo el desarrollo de las regiones, con lo cual no solo se afecta positivamente a las zonas más desfavorecidas sino que se origina la descentralización, al distribuir bienes y servicios con justicia y equidad.

Haciendo uso del Índice Relativo de Desarrollo, distribuye los recursos para el financiamiento de los Planes de Inversión y Proyectos asociados en todo el país atendiendo las diversidades de las regiones. Esto permitirá que la Institución pueda impactar favorablemente en la producción de bienes, servicios e infraestructura, con lo cual, se sientan las bases para potenciar el desarrollo de nuevas formas de producción territorial.

En este sentido, dirigirá el financiamiento para el año 2015, hacia proyectos socioproductivos y de infraestructura que permitan orientar las políticas del Consejo Federal de Gobierno, hacia la transferencia de competencias desde el Poder Nacional hacia las comunidades, en consonancia con los objetivos y lineamientos establecidos en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios del Fondo de Compensación Interterritorial (FCI), para el ejercicio económico financiero año 2015, se estiman en cuarenta y seis mil setecientos veintiocho millones trescientos diecisiete mil cuatrocientos veintiséis bolívares (Bs. 46.728.317.426), provenientes de Aportes del Ejecutivo Nacional.

A fin de cumplir con los objetivos establecidos en la planificación para el año 2015, el servicio desconcentrado presenta una estructura de gastos que demanda la cantidad de cuarenta y seis mil setecientos veintiocho millones trescientos diecisiete mil cuatrocientos veintiséis bolívares (Bs. 46.728.317.426), del cual destinará el 99,72% del presupuesto asignado que corresponde a (Bs. 46.597.495.882), al financiamiento de proyectos y Planes de Inversión de las Entidades Político Territoriales y Organizaciones de Base del Poder Popular, a los fines de atender las demandas de las regiones. Mientras que para las acción centralizadas, se establecerá un gasto de (Bs. 130.821.544), que corresponde al 0.28% del total del presupuesto.

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL SERVICIO DESCONCENTRADO:**

Las acciones a realizar, así como los recursos asignados al Fondo de Compensación Interterritorial en el ejercicio económico financiero 2015, se orientarán a la ejecución del siguiente proyecto:

- Impulso del desarrollo equitativo regional, mediante la implementación de los planes de inversión y proyectos construidos por las entidades político territoriales y las organizaciones de base del Poder Popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**130.821.544**
INGRESOS CORRIENTES ORDINARIOS	130.821.544
TRANSFERENCIAS CORRIENTES	130.821.544
Transferencias corrientes del sector público	130.821.544
Transferencias corrientes internas recibidas del sector público	130.821.544
De la República	130.821.544
INGRESOS DE CAPITAL	**46.597.495.882**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	46.597.495.882
Transferencias y donaciones de capital del sector público	46.597.495.882
Transferencias de capital recibidas del sector público	46.597.495.882
De la República	46.597.495.882
TOTAL RECURSOS	**46.728.317.426**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**130.821.544**
GASTOS DE CONSUMO	130.122.237
Remuneraciones	119.156.509
Sueldos, salarios y otras retribuciones	59.790.450
Beneficios y complementos de sueldos y salarios	24.316.294
Aportes patronales	9.044.381
Prestaciones sociales y otras indemnizaciones	6.491.192
Asistencia socioeconómica	19.514.192
Compra de bienes y servicios	9.458.000
Bienes de consumo	1.830.000
Servicios no personales	7.628.000
Impuestos indirectos	1.507.728
TRANSFERENCIAS Y DONACIONES CORRIENTES	699.307
Al sector privado	699.307
Transferencias corrientes al sector privado	699.307
Directas a personas	699.307
Pensiones y otros beneficios asociados	327.375
Jubilaciones y otros beneficios asociados	371.932
GASTOS DE CAPITAL	**46.597.495.882**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	46.597.495.882
Al sector público	46.597.495.882
Fondo de Compensación Interterritorial	46.597.495.882
Fondo de Compensación Interritorial Estadal	17.241.073.476
Fondo de Compensación Interritorial Municipal	13.047.298.848
Fondo de Compensación Interritorial Poder Popular	13.979.248.764
Fondo de Compensación Interritorial Fortalecimiento Institucional	2.329.874.794
TOTAL GASTOS	**46.728.317.426**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126924	Impulsar el desarrollo integral del territorio, direccionando los recursos públicos para potenciar las zonas de menor desarrollo relativo	transferencia			14.344		46.597.495.882			46.597.495.882
					TOTAL		**46.597.495.882**			**46.597.495.882**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		119.856.897			119.856.897
02	Gestión administrativa		10.964.647			10.964.647
	TOTAL		**130.821.544**			**130.821.544**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**194**	**143**		**337**	**29.309.890**		**29.309.890**
Alto Nivel y de Dirección	4	4		8	1.058.579		1.058.579
Profesional y Técnico	125	75		200	19.275.182		19.275.182
Personal Administrativo	50	39		89	6.425.061		6.425.061
Obrero	15	25		40	2.551.068		2.551.068
Personal Contratado	**32**	**31**		**63**	**5.035.460**		**5.035.460**
Profesional y Técnico	21	20		41	3.277.045		3.277.045
Personal Administrativo	11	11		22	1.758.415		1.758.415
TOTAL	**226**	**174**		**400**	**34.345.350**		**34.345.350**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**2**	**4**	**371.932**
Empleados	2	2	4	371.932
Pensionados	**2**	**2**	**4**	**327.375**
Empleados	2	2	4	327.375
TOTAL	**4**	**4**	**8**	**699.307**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	119.156.509
4.02	Materiales, suministros y mercancías	1.830.000
4.03	Servicios no personales	9.135.728
4.07	Transferencias y donaciones	46.598.195.189
	TOTAL	**46.728.317.426**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**130.821.544**
INGRESOS CORRIENTES ORDINARIOS	130.821.544
TRANSFERENCIAS CORRIENTES	130.821.544
Transferencias corrientes del sector público	130.821.544
Transferencias corrientes internas recibidas del sector público	130.821.544
De la República	130.821.544
1.2 GASTOS CORRIENTES	**130.821.544**
GASTOS DE CONSUMO	130.122.237
Remuneraciones	119.156.509
Sueldos, salarios y otras retribuciones	59.790.450
Beneficios y complementos de sueldos y salarios	24.316.294
Aportes patronales	9.044.381
Prestaciones sociales y otras indemnizaciones	6.491.192
Asistencia socioeconómica	19.514.192
Compra de bienes y servicios	9.458.000
Bienes de consumo	1.830.000
Servicios no personales	7.628.000
Impuestos indirectos	1.507.728
TRANSFERENCIAS Y DONACIONES CORRIENTES	699.307
Al sector privado	699.307
Transferencias corrientes al sector privado	699.307
Directas a personas	699.307
Pensiones y otros beneficios asociados	327.375
Jubilaciones y otros beneficios asociados	371.932
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**46.597.495.882**
RECURSOS PROPIOS DE CAPITAL	
Equilibrio en cuenta corriente	
TRANSFERENCIAS Y DONACIONES DE CAPITAL	46.597.495.882
Transferencias y donaciones de capital del sector público	46.597.495.882
Transferencias de capital recibidas del sector público	46.597.495.882
De la República	46.597.495.882
2.2 GASTOS DE CAPITAL	**46.597.495.882**
INVERSIÓN REAL DIRECTA	
Formación bruta de capital fijo	
TRANSFERENCIAS Y DONACIONES DE CAPITAL	46.597.495.882
Al sector público	46.597.495.882
Fondo de Compensación Interterritorial	46.597.495.882
Fondo de Compensación Interritorial Estadal	17.241.073.476
Fondo de Compensación Interritorial Municipal	13.047.298.848
Fondo de Compensación Interritorial Poder Popular	13.979.248.764
Fondo de Compensación Interritorial Fortalecimiento Institucional	2.329.874.794
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0553

Autoridad Única del Distrito Motor de Desarrollo Ciudad Caribia

AUTORIDAD ÚNICA DEL DISTRITO MOTOR DE DESARROLLO CIUDAD CARIBIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Autoridad Única del Distrito Motor de Desarrollo Ciudad Caribia, se crea mediante Gaceta Oficial de la República Bolivariana de Venezuela Nº 40.234, de fecha 22/08/2013, Decreto N° 304, de fecha 13/08/2013, como servicio desconcentrado con capacidad presupuestaria, administrativa y financiera, la cual estará incorporada a la estructura del Consejo Federal de Gobierno y teniendo como objeto garantizar el desarrollo definitivo y estructural, así como promover la consolidación y fortalecimiento de las comunas, ejes comunales, zonas de desarrollo, corredores productivos y de las cadenas productivas socialistas presentes en la zona, de acuerdo, al Plan Rector Estratégico de carácter nacional de los Distritos Motores de Desarrollo.

Durante el año 2015, implementará acciones y medidas, para la ejecución de los proyectos económicos, sociales, científicos y tecnológicos destinados al desarrollo integral de la región, para lo cual elaborará un Plan Estratégico de Desarrollo Integral, conforme a lo establecido en la Ley Orgánica del Consejo Federal de Gobierno y sus Reglamentos y a su vez contará con la participación permanente de sus habitantes y organizaciones del Poder Popular, Consejos Comunales, productores, asociaciones cooperativas, mesas técnicas, entre otras, como espacio sociopolítico que coadyuvará al Distrito Motor como espacio económico productivo.

Así mismo, se concentrará en construir el Plan Macro de Desarrollo Distrital para coadyuvar al desempeño estratégico y operacional del Consejo Federal de Gobierno en la región y se plantea como objetivo primordial, promover la articulación institucional con el Fondo de Compensación Interterritorial, a los fines de orientar la inversión y desarrollo del Distrito Motor, con base a los proyectos económicos, sociales, científicos y tecnológicos y así activar la participación del poder popular en la consolidación y desarrollo de las cadenas productivas socialistas que permitan apuntar al fortalecimiento integral de la región que comprende el Distrito Motor.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios de la Autoridad Única del Distrito Motor Ciudad Caribia para el ejercicio económico financiero 2015, se estiman en once millones noventa y un mil trescientos veintiséis bolívares (Bs. 11.091.326), provenientes de Aportes del Ejecutivo Nacional.

A fin de cumplir con los objetivos establecidos en la planificación del ejercicio económico financiero 2015, el servicio desconcentrado presenta una estructura de gastos que demanda la cantidad de once millones noventa y un mil trescientos veintiséis bolívares (Bs. 11.091.326), conformada por el gasto de personal y otros gastos de funcionamiento indispensables para que el ente pueda cumplir con sus metas establecidas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**11.091.326**
INGRESOS CORRIENTES ORDINARIOS	11.091.326
TRANSFERENCIAS CORRIENTES	11.091.326
Transferencias corrientes del sector público	11.091.326
Transferencias corrientes internas recibidas del sector público	11.091.326
De la República	11.091.326
TOTAL RECURSOS	**11.091.326**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**11.091.326**
GASTOS DE CONSUMO	11.091.326
Remuneraciones	7.386.283
Sueldos, salarios y otras retribuciones	3.782.457
Beneficios y complementos de sueldos y salarios	1.336.623
Aportes patronales	397.588
Prestaciones sociales y otras indemnizaciones	669.615
Asistencia socioeconómica	1.200.000
Compra de bienes y servicios	3.257.923
Bienes de consumo	1.535.000
Servicios no personales	1.722.923
Impuestos indirectos	447.120
TOTAL GASTOS	**11.091.326**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.902.206			7.902.206
02	Gestión administrativa		3.189.120			3.189.120
	TOTAL		**11.091.326**			**11.091.326**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**15**	**12**		**27**	**2.179.940**		**2.179.940**
Alto Nivel y de Dirección	6	4		10	424.361		424.361
Profesional y Técnico	5	1		6	619.616		619.616
Personal Administrativo	4	7		11	1.135.963		1.135.963
TOTAL	**15**	**12**		**27**	**2.179.940**		**2.179.940**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	7.386.283
4.02	Materiales, suministros y mercancías	1.535.000
4.03	Servicios no personales	2.170.043
	TOTAL	**11.091.326**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**11.091.326**
INGRESOS CORRIENTES ORDINARIOS	11.091.326
TRANSFERENCIAS CORRIENTES	11.091.326
Transferencias corrientes del sector público	11.091.326
Transferencias corrientes internas recibidas del sector público	11.091.326
De la República	11.091.326
1.2 GASTOS CORRIENTES	**11.091.326**
GASTOS DE CONSUMO	11.091.326
Remuneraciones	7.386.283
Sueldos, salarios y otras retribuciones	3.782.457
Beneficios y complementos de sueldos y salarios	1.336.623
Aportes patronales	397.588
Prestaciones sociales y otras indemnizaciones	669.615
Asistencia socioeconómica	1.200.000
Compra de bienes y servicios	3.257.923
Bienes de consumo	1.535.000
Servicios no personales	1.722.923
Impuestos indirectos	447.120
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

65
Ministerio del Poder Popular para el Servicio Penitenciario

Ministerio del Poder Popular para el Servicio Penitenciario

A0003 Instituto Autónomo Caja de Trabajo Penitenciario

A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)

A0003

Instituto Autónomo Caja de Trabajo Penitenciario

INSTITUTO AUTÓNOMO CAJA DE TRABAJO PENITENCIARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Autónomo Caja de Trabajo Penitenciario (Iactp) para el año 2015, avanza en la conformación de la nueva estructura social, garantizando oportunidades educativas y ocupacionales para los privados y privadas de libertad (penados), mediante la instrucción, formación, refuerzo y mejoramiento de los talleres de producción en las distintas áreas laborales en los establecimientos penitenciarios del país.

Los ingresos estimados están dirigidos al gasto corriente del proyecto, se tiene como objetivo obtener la incorporación de la población penada en los procesos socio productivos a través de la formación y ocupación laboral, que les permita mantener una conducta rehabilitadora dentro del recinto penitenciario y a su vez, cumplida la pena tener una base sólida de conocimiento y experiencia para desarrollar un trabajo formal en su vida cotidiana.

La cobertura de los servicios a prestar de esta meta del respectivo proyecto, es el beneficio directo de 3.950 internos e internas penados, distribuidos en las acciones de crear cursos de motivación y capacitación para los privados y privadas de libertad (penados (as) e internos (as)) en talleres de valores humanos, autoestima, desarrollo personal estimular a los privados y privadas de libertad en la realización de actividades educativas dentro de las distintas áreas ocupacionales, incorporar a la población privada de libertad penada en actividades laborales dentro de los establecimientos penitenciarios internos(as) en los diversos centros e internados penales y judiciales a nivel nacional en actividades laborales dentro de las áreas artesanales agropecuarias e industriales, fortaleciendo sus hábitos de trabajos y responsabilidad, acompañados de una mejora en la calidad de vida, reparaciones menores de cinco talleres socio productivos en los establecimientos penitenciarios y generación de estadística a fin de disponer de datos oportunos sobre la situación de la población penitenciaria y condiciones de las unidades socio productivas (frecuencia trimestral).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**107.283.060**
INGRESOS CORRIENTES ORDINARIOS	107.283.060
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	16.000.000
Venta de otros bienes y servicios	16.000.000
TRANSFERENCIAS CORRIENTES	91.283.060
Transferencias corrientes del sector público	91.283.060
Transferencias corrientes internas recibidas del sector público	91.283.060
De la República	91.283.060
TOTAL RECURSOS	**107.283.060**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**105.317.290**
GASTOS DE CONSUMO	92.186.126
Remuneraciones	79.333.251
Sueldos, salarios y otras retribuciones	28.612.014
Beneficios y complementos de sueldos y salarios	20.503.316
Aportes patronales	2.433.492
Prestaciones sociales y otras indemnizaciones	6.125.724
Asistencia socioeconómica	21.658.705
Compra de bienes y servicios	12.337.412
Bienes de consumo	11.000.512
Servicios no personales	1.336.900
Impuestos indirectos	515.463
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.131.164
Al sector privado	13.131.164
Transferencias corrientes al sector privado	6.219.164
Directas a personas	6.219.164
Pensiones y otros beneficios asociados	2.764.729
Jubilaciones y otros beneficios asociados	3.454.435
Donaciones corrientes al sector privado	6.912.000
Donaciones a personas	6.912.000
GASTOS DE CAPITAL	**1.965.770**
INVERSIÓN REAL DIRECTA	1.965.770
Formación bruta de capital fijo	1.928.770
Maquinaria, equipos y otros bienes muebles	1.364.770
Construcciones de bienes de dominio privado	564.000
Bienes intangibles	37.000
TOTAL GASTOS	**107.283.060**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126104	Condiciones y oportunidades para mejorar las capacidades socio productivas de la población privada de libertad (penada).	Interno	1.174	2.776	3.950	16.000.000	55.182.540			71.182.540
					TOTAL	**16.000.000**	**55.182.540**			**71.182.540**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		29.881.356			29.881.356
03	Previsión y protección social		6.219.164			6.219.164
	TOTAL		**36.100.520**			**36.100.520**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**39**	**73**	**35**	**147**	**9.099.148**	**2.957.541**	**12.056.689**
Alto Nivel y de Dirección		1		1	202.169		202.169
Directivo	2	10		12	2.426.005		2.426.005
Profesional y Técnico	19	24	14	57	2.468.027	1.145.853	3.613.880
Personal Administrativo	15	8	7	30	1.449.476	672.963	2.122.439
Obrero	3	30	14	47	2.553.471	1.138.725	3.692.196
Personal Contratado	**66**	**95**		**161**	**10.162.963**		**10.162.963**
Profesional y Técnico	32	34		66	4.166.815		4.166.815
Personal Administrativo	34	61		95	5.996.148		5.996.148
TOTAL	**105**	**168**	**35**	**308**	**19.262.111**	**2.957.541**	**22.219.652**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**4**	**13**	**17**	**3.454.435**
Empleados	4	6	10	2.556.283
Obreros		7	7	898.152
Pensionados	**13**	**9**	**22**	**2.764.729**
Empleados	9	3	12	1.520.601
Obreros	4	6	10	1.244.128
TOTAL	**17**	**22**	**39**	**6.219.164**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	79.333.251
4.02	Materiales, suministros y mercancías	11.000.512
4.03	Servicios no personales	1.852.363
4.04	Activos reales	1.965.770
4.07	Transferencias y donaciones	13.131.164
	TOTAL	**107.283.060**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**107.283.060**
INGRESOS CORRIENTES ORDINARIOS	107.283.060
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	16.000.000
Venta de otros bienes y servicios	16.000.000
TRANSFERENCIAS CORRIENTES	91.283.060
Transferencias corrientes del sector público	91.283.060
Transferencias corrientes internas recibidas del sector público	91.283.060
De la República	91.283.060
Ministerio del Poder Popular para el Servicio Penitenciario	91.283.060
Recursos Ordinarios	91.283.060
1.2 GASTOS CORRIENTES	**105.317.290**
GASTOS DE CONSUMO	92.186.126
Remuneraciones	79.333.251
Sueldos, salarios y otras retribuciones	28.612.014
Beneficios y complementos de sueldos y salarios	20.503.316
Aportes patronales	2.433.492
Prestaciones sociales y otras indemnizaciones	6.125.724
Asistencia socioeconómica	21.658.705
Compra de bienes y servicios	12.337.412
Bienes de consumo	11.000.512
Servicios no personales	1.336.900
Impuestos indirectos	515.463
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.131.164
Al sector privado	13.131.164
Transferencias corrientes al sector privado	6.219.164

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Directas a personas	6.219.164
Pensiones y otros beneficios asociados	2.764.729
Jubilaciones y otros beneficios asociados	3.454.435
Donaciones corrientes al sector privado	6.912.000
Donaciones a personas	6.912.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.965.770**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.965.770**
RECURSOS PROPIOS DE CAPITAL	1.965.770
Ahorro en cuenta corriente	1.965.770
2.2 GASTOS DE CAPITAL	**1.965.770**
INVERSIÓN REAL DIRECTA	1.965.770
Formación bruta de capital fijo	1.928.770
Maquinaria, equipos y otros bienes muebles	1.364.770
Construcciones de bienes de dominio privado	564.000
Bienes intangibles	37.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0118

Fondo Nacional para Edificaciones Penitenciarias (FONEP)

FONDO NACIONAL PARA EDIFICACIONES PENITENCIARIAS (FONEP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo Nacional para Edificaciones Penitenciarias (FONEP) se apoya en una serie de políticas generales, que han sido diseñadas y aplicadas desde su creación, para la consecución de los objetivos propuestos. En este sentido, se plantean estrategias y acciones claves para hacer compatible la misión de la Institución como órgano rector y promotor del desarrollo de la infraestructura penitenciaria del país, con la visión del Sistema en la cual el Hombre es el centro de todas las acciones constructivas para el período fiscal 2015, en consonancia con las **"Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019**" enmarcado en el Objetivo Histórico: II. Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

Los objetivos del FONEP son Fortalecer la Edificación de los Establecimientos Penitenciarios para garantizar a las personas que cumplen una condena, espacios y servicios básicos en buen estado que permitan darle las condiciones necesarias de habitabilidad y así asegurar su reinserción en la sociedad.

El Fondo Nacional para Edificaciones Penitenciarias (FONEP), a objeto de garantizar la consolidación del proceso de transformación del Sistema Penitenciario Nacional que exige la Constitución de la República Bolivariana de Venezuela en su artículo 272, centró sus esfuerzos técnicos y financieros durante el año 2015, hacia el desarrollo del Objetivo Histórico que ha constituido la nueva orientación institucional y la fuerza determinante para impulsar su proyección hacia el futuro y su gran compromiso social de garantizar la construcción de espacios óptimos para la estadía en los recintos penitenciarios de los privados de libertad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**348.252.950**
INGRESOS CORRIENTES ORDINARIOS	348.252.950
TRANSFERENCIAS CORRIENTES	348.252.950
Transferencias corrientes del sector público	348.252.950
Transferencias corrientes internas recibidas del sector público	348.252.950
De la República	348.252.950
INGRESOS DE CAPITAL	**1.000.000**
RECURSOS PROPIOS DE CAPITAL	1.000.000
Incremento de la depreciación y amortización acumuladas	1.000.000
TOTAL RECURSOS	**349.252.950**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**100.918.892**
GASTOS DE CONSUMO	58.773.303
Remuneraciones	47.194.322
Sueldos, salarios y otras retribuciones	21.596.618
Beneficios y complementos de sueldos y salarios	6.276.676
Aportes patronales	1.911.252
Prestaciones sociales y otras indemnizaciones	5.293.104
Asistencia socioeconómica	11.651.492
Otros gastos de personal	465.180
Compra de bienes y servicios	9.056.085
Bienes de consumo	4.355.333
Servicios no personales	4.700.752
Impuestos indirectos	1.522.896
Depreciación y amortización	1.000.000
GASTOS DE LA PROPIEDAD	26.584
Derechos sobre bienes intangibles	26.584
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.119.005
Al sector privado	1.930.316
Transferencias corrientes al sector privado	1.930.316
Directas a personas	1.930.316
Jubilaciones y otros beneficios asociados	1.930.316
Al sector público	40.188.689
Donaciones corrientes al sector público	40.188.689
A la República	40.188.689
GASTOS DE CAPITAL	**248.334.058**
INVERSIÓN REAL DIRECTA	248.334.058
Formación bruta de capital fijo	248.073.510

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Maquinaria, equipos y otros bienes muebles	2.262.196
Construcciones de bienes de dominio privado	181.260.503
Producción propia (gastos capitalizables)	64.550.811
Remuneraciones	3.270.414
Sueldos, salarios y otras retribuciones	1.028.914
Beneficios y complementos de sueldos y salarios	500.592
Aportes patronales	92.284
Prestaciones sociales y otras indemnizaciones	136.172
Asistencia socioeconómica	1.512.452
Compra de bienes y servicios	32.248.013
Bienes de consumo	18.563.312
Servicios no personales	13.684.701
Impuestos indirectos	29.032.384
Bienes intangibles	260.548
TOTAL GASTOS	**349.252.950**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126058	Construcción, ampliación, recuperación y dotación de los establecimientos penitenciarios	Centro Penitenciario			327		286.000.000			286.000.000
					TOTAL		**286.000.000**			**286.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		47.309.868			47.309.868
02	Gestión administrativa	1.000.000	13.012.766			14.012.766
03	Previsión y protección social		1.930.316			1.930.316
	TOTAL	**1.000.000**	**62.252.950**			**63.252.950**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**44**	**39**	**44**	**127**	**6.655.940**		**6.655.940**
Alto Nivel y de Dirección	1			1	1.000.774		1.000.774
Directivo	10	8	5	23	1.797.761		1.797.761
Profesional y Técnico	16	12	24	52	1.883.787		1.883.787
Personal Administrativo	13	10	11	34	1.231.706		1.231.706
Obrero	4	9	4	17	741.912		741.912
Personal Contratado	**10**	**19**		**29**	**2.921.980**		**2.921.980**
Profesional y Técnico	7	13		20	1.893.064		1.893.064
Obrero	3	6		9	1.028.916		1.028.916
TOTAL	**54**	**58**	**44**	**156**	**9.577.920**		**9.577.920**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	3	4	7	**1.930.316**
Empleados	3	3	6	1.654.556
Obreros		1	1	275.760
TOTAL	3	4	7	**1.930.316**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	50.464.736
4.02	Materiales, suministros y mercancías	22.918.645
4.03	Servicios no personales	48.967.317
4.04	Activos reales	183.783.247
4.07	Transferencias y donaciones	42.119.005
4.08	Otros gastos	1.000.000
	TOTAL	**349.252.950**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**348.252.950**
INGRESOS CORRIENTES ORDINARIOS	348.252.950
TRANSFERENCIAS CORRIENTES	348.252.950
Transferencias corrientes del sector público	348.252.950
Transferencias corrientes internas recibidas del sector público	348.252.950
De la República	348.252.950
Ministerio del Poder Popular para el Servicio Penitenciario	348.252.950
Recursos Ordinarios	348.252.950
1.2 GASTOS CORRIENTES	**100.918.892**
GASTOS DE CONSUMO	58.773.303
Remuneraciones	47.194.322
Sueldos, salarios y otras retribuciones	21.596.618
Beneficios y complementos de sueldos y salarios	6.276.676
Aportes patronales	1.911.252
Prestaciones sociales y otras indemnizaciones	5.293.104
Asistencia socioeconómica	11.651.492
Otros gastos de personal	465.180
Compra de bienes y servicios	9.056.085
Bienes de consumo	4.355.333
Servicios no personales	4.700.752
Impuestos indirectos	1.522.896
Depreciación y amortización	1.000.000
GASTOS DE LA PROPIEDAD	26.584
Derechos sobre bienes intangibles	26.584

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.119.005
Al sector privado	1.930.316
Transferencias corrientes al sector privado	1.930.316
Directas a personas	1.930.316
Jubilaciones y otros beneficios asociados	1.930.316
Al sector público	40.188.689
Donaciones corrientes al sector público	40.188.689
A la República	40.188.689
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**247.334.058**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**248.334.058**
RECURSOS PROPIOS DE CAPITAL	248.334.058
Ahorro en cuenta corriente	247.334.058
Incremento de la depreciación y amortización acumuladas	1.000.000
2.2 GASTOS DE CAPITAL	**248.334.058**
INVERSIÓN REAL DIRECTA	248.334.058
Formación bruta de capital fijo	248.073.510
Maquinaria, equipos y otros bienes muebles	2.262.196
Construcciones de bienes de dominio privado	181.260.503
Producción propia (gastos capitalizables)	64.550.811
Remuneraciones	3.270.414
Sueldos, salarios y otras retribuciones	1.028.914
Beneficios y complementos de sueldos y salarios	500.592
Aportes patronales	92.284

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Prestaciones sociales y otras indemnizaciones	136.172
Asistencia socioeconómica	1.512.452
Compra de bienes y servicios	32.248.013
Bienes de consumo	18.563.312
Servicios no personales	13.684.701
Impuestos indirectos	29.032.384
Bienes intangibles	260.548
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

66

Ministerio del Poder Popular para Transporte Acuático y Aéreo

Ministerio del Poder Popular para Transporte Acuático y Aéreo

A0517 Fundación de Desarrollo Nacional Aeroportuario y Portuario (FUNDENAP)

A0658 Instituto Aeropuerto Internacional de Maiquetía (IAIM)

A0932 Instituto Nacional de los Espacios Acuáticos (INEA)

A0939 Instituto Nacional de Aeronáutica Civil (INAC)

A0517

Fundación de Desarrollo Nacional Aeroportuario y Portuario (FUNDENAP)

FUNDACIÓN DE DESARROLLO NACIONAL AEROPORTUARIO Y PORTUARIO (FUNDENAP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación de Desarrollo Nacional Aeroportuario y Portuario (Fundenap), fue creada mediante Decreto N° 9.299 del 27-11-2012, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.059 de la misma fecha, quedando adscrita al Ministerio del Poder Popular para Transporte Acuático y Aéreo, iniciando sus operaciones en el año 2013.

Fundenap, tiene como objeto elaborar los proyectos, construcción, ampliación, reparaciones, remodelación y modificaciones de infraestructura de las edificaciones, conforme a los requerimientos de ubicación geográfica de puertos y aeropuertos, siguiendo la política fijada por el Órgano de adscripción.

Para la Ejercicio Económico Financiero 2015, la Fundación tiene previsto la ejecución de actividades destinadas a la inspección y seguimiento de las obras aeroportuarias y portuarias, a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**20.000.000**
INGRESOS CORRIENTES ORDINARIOS	20.000.000
TRANSFERENCIAS CORRIENTES	20.000.000
Transferencias corrientes del sector público	20.000.000
Transferencias corrientes internas recibidas del sector público	20.000.000
De los entes descentralizados con fines empresariales no petroleros	20.000.000
TOTAL RECURSOS	**20.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**17.853.700**
GASTOS DE CONSUMO	14.880.600
Remuneraciones	7.688.790
Sueldos, salarios y otras retribuciones	2.839.070
Beneficios y complementos de sueldos y salarios	1.140.880
Aportes patronales	301.277
Prestaciones sociales y otras indemnizaciones	640.143
Asistencia socioeconómica	2.767.420
Compra de bienes y servicios	6.667.910
Bienes de consumo	4.689.750
Servicios no personales	1.978.160
Impuestos indirectos	523.900
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.973.100
Al sector público	2.973.100
Donaciones corrientes al sector público	2.973.100
A la República	2.973.100
GASTOS DE CAPITAL	**2.146.300**
INVERSIÓN REAL DIRECTA	2.146.300
Formación bruta de capital fijo	2.146.300
Maquinaria, equipos y otros bienes muebles	2.146.300
TOTAL GASTOS	**20.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				8.316.278	8.316.278
02	Gestión administrativa				11.683.722	11.683.722
	TOTAL				20.000.000	20.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**	**1**		**2**	**171.023**		**171.023**
Alto Nivel y de Dirección		1		1	85.512		85.512
Directivo	1			1	85.511		85.511
Personal Contratado	**9**	**9**		**18**	**1.763.966**		**1.763.966**
Directivo	1	1		2	363.776		363.776
Profesional y Técnico	4	3		7	729.886		729.886
Personal Administrativo	4	5		9	670.304		670.304
TOTAL	**10**	**10**		**20**	**1.934.989**		**1.934.989**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	7.688.790
4.02	Materiales, suministros y mercancías	4.689.750
4.03	Servicios no personales	2.502.060
4.04	Activos reales	2.146.300
4.07	Transferencias y donaciones	2.973.100
	TOTAL	**20.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**20.000.000**
INGRESOS CORRIENTES ORDINARIOS	20.000.000
TRANSFERENCIAS CORRIENTES	20.000.000
Transferencias corrientes del sector público	20.000.000
Transferencias corrientes internas recibidas del sector público	20.000.000
De los entes descentralizados con fines empresariales no petroleros	20.000.000
1.2 GASTOS CORRIENTES	**17.853.700**
GASTOS DE CONSUMO	14.880.600
Remuneraciones	7.688.790
Sueldos, salarios y otras retribuciones	2.839.070
Beneficios y complementos de sueldos y salarios	1.140.880
Aportes patronales	301.277
Prestaciones sociales y otras indemnizaciones	640.143
Asistencia socioeconómica	2.767.420
Compra de bienes y servicios	6.667.910
Bienes de consumo	4.689.750
Servicios no personales	1.978.160
Impuestos indirectos	523.900
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.973.100
Al sector público	2.973.100
Donaciones corrientes al sector público	2.973.100
A la República	2.973.100
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**2.146.300**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.146.300**
RECURSOS PROPIOS DE CAPITAL	2.146.300
Ahorro en cuenta corriente	2.146.300
2.2 GASTOS DE CAPITAL	**2.146.300**
INVERSIÓN REAL DIRECTA	2.146.300
Formación bruta de capital fijo	2.146.300
Maquinaria, equipos y otros bienes muebles	2.146.300
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0658

Instituto Aeropuerto Internacional de Maiquetía (IAIM)

INSTITUTO AEROPUERTO INTERNACIONAL DE MAIQUETÍA (IAIM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Aeropuerto Internacional de Maiquetía (Iaim) fue creado en atención a lo previsto en Ley del Instituto de Aeropuerto Internacional de Maiquetía y su Reglamento, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 29.585 de fecha 16/08/1971.

El Iaim tiene por objeto desarrollar, administrar y utilizar la infraestructura física, tecnológica y comercial del aeropuerto internacional de Maiquetía "Simón Bolívar"; destinada al transporte aéreo de pasajeros, carga y correo, con altos estándares de calidad, seguridad y facilitación, que garanticen las operaciones aeronáuticas, de manera productiva y oportuna, apoyadas en todos sus colaboradores y aliados estratégicos, comprometidos con su conocimiento, valores y experiencia, como fortaleza social en pro de los beneficios e intereses de la República Bolivariana de Venezuela y de la colectividad en general.

De igual forma, el Iaim como organismo prestador de servicios en el área aeroportuaria, formula el presupuesto de ingresos y gastos para el ejercicio económico financiero 2015, basándose en sus objetivos estratégicos, procurando ejecutar una política de servicio público eficiente y eficaz, de utilidad social, trazándose metas, orientadas a lograr un servicio integral, con los más altos niveles de excelencia para ser prestados a las usuarias y usuarios, que utilizan sus instalaciones.

En virtud de lo anterior, la capacidad del aeropuerto internacional de Maiquetía "Simón Bolívar", viene determinada por la disposición activa de todos sus componentes (pistas de vuelo, calles de rodaje, plataformas de estacionamiento de aeronaves, edificios, terminales de pasajeros, aparcamiento de vehículos y accesos, entre otros). En este sentido, para el 2015, tiene como objetivo mantener los estándares de seguridad operacional, rehabilitación y mantenimientos preventivos, en las infraestructuras físicas, técnicas y de seguridad en el aeropuerto, de tal manera que se garantice la excelencia y la calidad en la prestación del servicio, fortaleciendo el uso de nuevas tecnologías y equipamiento, con sus respectivos programas de mantenimiento o transferencia de tecnología, potenciando el desarrollo individual y profesional de los funcionarios del Iaim, consolidando con ello el sentido de la pertinencia y un óptimo clima organizacional, maximizando los recursos humanos, técnicos y financieros, mejorando por ende la productividad y la competitividad de la Institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.073.399.091**
INGRESOS CORRIENTES ORDINARIOS	3.073.399.091
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.060.399.091
Venta de otros bienes y servicios	3.060.399.091
TRANSFERENCIAS CORRIENTES	13.000.000
Transferencias corrientes del sector público	13.000.000
Transferencias corrientes internas recibidas del sector público	13.000.000
De la República	13.000.000
INGRESOS DE CAPITAL	**59.991.510**
RECURSOS PROPIOS DE CAPITAL	59.991.510
Incremento de la depreciación y amortización acumuladas	59.991.510
FUENTES DE FINANCIAMIENTO	**1.831.238.600**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.831.238.600
Disminución de otros activos financieros	1.831.238.600
Disminución de disponibilidades	183.699.735
Disminución de bancos	183.699.735
Disminución de cuentas por cobrar a corto plazo	779.036.085
Disminución de cuentas comerciales por cobrar a corto plazo	748.501.793
Disminución de otras cuentas por cobrar a corto plazo	30.534.292
Disminución de fondos en avance, en anticipo y en fideicomiso	868.502.780
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	868.502.780
TOTAL RECURSOS	**4.964.629.201**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**3.087.836.288**
GASTOS DE CONSUMO	2.829.031.993
Remuneraciones	1.681.832.310
Sueldos, salarios y otras retribuciones	691.143.868
Beneficios y complementos de sueldos y salarios	309.263.792
Aportes patronales	54.214.732
Prestaciones sociales y otras indemnizaciones	147.945.228
Asistencia socioeconómica	479.264.690
Compra de bienes y servicios	782.911.838
Bienes de consumo	175.867.755
Servicios no personales	607.044.083
Impuestos indirectos	304.296.335
Depreciación y amortización	59.991.510
TRANSFERENCIAS Y DONACIONES CORRIENTES	258.804.295
Al sector privado	236.804.295
Transferencias corrientes al sector privado	231.304.295
Directas a personas	231.280.295
Pensiones y otros beneficios asociados	73.662.603
Jubilaciones y otros beneficios asociados	157.617.692
A instituciones sin fines de lucro	24.000
Donaciones corrientes al sector privado	5.500.000
Donaciones a personas	4.300.000
Donaciones corrientes a consejos comunales	1.200.000
Al sector público	22.000.000
Transferencias corrientes al sector público	16.000.000
A la República	16.000.000
Donaciones corrientes al sector público	6.000.000
A los entes descentralizados sin fines empresariales	6.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**1.874.292.913**
INVERSIÓN REAL DIRECTA	1.874.292.913
Formación bruta de capital fijo	1.872.192.913
Maquinaria, equipos y otros bienes muebles	299.957.553
Construcciones de bienes de dominio público	1.572.235.360
Bienes intangibles	2.100.000
APLICACIONES FINANCIERAS	**2.500.000**
DISMINUCIÓN DE PASIVOS	2.500.000
Disminución de cuentas y efectos por pagar	2.500.000
Disminución de cuentas y efectos por pagar a corto plazo	2.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.500.000
TOTAL GASTOS	**4.964.629.201**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
110558	A06580048000	Construcción de la ampliación del terminal internacional del aeropuerto de Maiquetía.	01/08/2008	30/06/2015	106.975.659	54.931.898			161.907.557
118294	A06580049000	Equipamiento y adquisición de materiales y suministros para el funcionamiento del aeropuerto internacional de Maiquetía	01/01/2014	31/12/2019	42.290.582	263.124.149	715.732.062	2.147.196.185	3.168.342.978
118346	A06580050000	Fortalecimiento y modernización de las instalaciones del aeropuerto internacional de Maiquetía	01/08/2013	31/12/2019	2.052.324.405	1.751.739.580	916.295.386	2.126.277.401	6.846.636.772
121252	A06580047000	Fortalecimiento y conservación de los bienes e inmuebles del aeropuerto internacional Simón Bolívar de Maiquetía	01/01/2014	31/12/2019	796.600.232	431.697.388	640.010.492	1.920.031.476	3.788.339.588
121581	A06580051000	Fortalecimiento, mantenimiento y protección del ambiente en las zonas aeroportuarias de Maiquetía.	15/04/2014	31/12/2019	30.772.631	41.140.000	111.250.000	333.750.000	516.912.631
TOTAL					3.028.963.509	2.542.633.015	2.383.287.940	6.527.255.062	14.482.139.526

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
110558	Construcción de la ampliación del terminal internacional del aeropuerto de Maiquetía.	Metro Cuadrado			50.000	54.931.898				54.931.898
118294	Equipamiento y adquisición de materiales y suministros para el funcionamiento del aeropuerto internacional de Maiquetía	Equipo			6.000	263.124.149				263.124.149
118346	Fortalecimiento y modernización de las instalaciones del aeropuerto internacional de Maiquetía	Metro Cuadrado			356.463	1.751.739.580				1.751.739.580
121252	Fortalecimiento y conservación de los bienes e inmuebles del aeropuerto internacional Simón Bolívar de Maiquetía	Metro Cuadrado			35.589.760	431.697.388				431.697.388
121581	Fortalecimiento, mantenimiento y protección del ambiente en las zonas aeroportuarias de Maiquetía.	Equipo			6	41.140.000				41.140.000
	TOTAL					2.542.633.015				2.542.633.015

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.723.885.033	13.000.000			1.736.885.033
02	Gestión administrativa	453.830.858				453.830.858
03	Previsión y protección social	231.280.295				231.280.295
	TOTAL	**2.408.996.186**	**13.000.000**			**2.421.996.186**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**496**	**826**	**52**	**1.374**	**116.396.988**	**11.308.952**	**127.705.940**
Alto Nivel y de Dirección		1		1	162.240		162.240
Directivo	30	47	32	109	9.857.288	1.451.915	11.309.203
Profesional y Técnico	273	287		560	50.642.949	7.459.379	58.102.328
Personal Administrativo	92	80		172	15.554.620	2.291.095	17.845.715
Personal Médico	4	4		8	723.471	106.563	830.034
Obrero	97	407	20	524	39.456.420		39.456.420
Personal Contratado	**732**	**847**		**1.579**	**123.774.656**		**123.774.656**
Directivo	7	8		15	1.175.820		1.175.820
Profesional y Técnico	256	288		544	42.643.073		42.643.073
Personal Administrativo	468	543		1.011	79.250.271		79.250.271
Personal Médico	1	8		9	705.492		705.492
TOTAL	**1.228**	**1.673**	**52**	**2.953**	**240.171.644**	**11.308.952**	**251.480.596**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**245**	**441**	**686**	**157.617.692**
Empleados	110	166	276	63.414.698
Obreros	135	275	410	94.202.994
Pensionados	**244**	**122**	**366**	**73.662.603**
Empleados	140	67	207	41.661.637
Obreros	104	55	159	32.000.966
TOTAL	**489**	**563**	**1.052**	**231.280.295**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.681.832.310
4.02	Materiales, suministros y mercancías	175.867.755
4.03	Servicios no personales	911.340.418
4.04	Activos reales	1.874.292.913
4.07	Transferencias y donaciones	258.804.295
4.08	Otros gastos	59.991.510
4.11	Disminución de pasivos	2.500.000
	TOTAL	**4.964.629.201**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.073.399.091**
INGRESOS CORRIENTES ORDINARIOS	3.073.399.091
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.060.399.091
Venta de otros bienes y servicios	3.060.399.091
TRANSFERENCIAS CORRIENTES	13.000.000
Transferencias corrientes del sector público	13.000.000
Transferencias corrientes internas recibidas del sector público	13.000.000
De la República	13.000.000
Ministerio del Poder Popular para Transporte Acuático y Aéreo	13.000.000
-Recursos Ordinarios	13.000.000
1.2 GASTOS CORRIENTES	**3.087.836.288**
GASTOS DE CONSUMO	2.829.031.993
Remuneraciones	1.681.832.310
Sueldos, salarios y otras retribuciones	691.143.868
Beneficios y complementos de sueldos y salarios	309.263.792
Aportes patronales	54.214.732
Prestaciones sociales y otras indemnizaciones	147.945.228
Asistencia socioeconómica	479.264.690
Compra de bienes y servicios	782.911.838
Bienes de consumo	175.867.755
Servicios no personales	607.044.083
Impuestos indirectos	304.296.335
Depreciación y amortización	59.991.510
TRANSFERENCIAS Y DONACIONES CORRIENTES	258.804.295
Al sector privado	236.804.295
Transferencias corrientes al sector privado	231.304.295
Directas a personas	231.280.295
Pensiones y otros beneficios asociados	73.662.603

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	157.617.692
A instituciones sin fines de lucro	24.000
Donaciones corrientes al sector privado	5.500.000
Donaciones a personas	4.300.000
Donaciones corrientes a consejos comunales	1.200.000
Al sector público	22.000.000
Transferencias corrientes al sector público	16.000.000
A la República	16.000.000
Donaciones corrientes al sector público	6.000.000
A los entes descentralizados sin fines empresariales	6.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(14.437.197)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**45.554.313**
RECURSOS PROPIOS DE CAPITAL	45.554.313
Desahorro en cuenta corriente	(14.437.197)
Incremento de la depreciación y amortización acumuladas	59.991.510
2.2 GASTOS DE CAPITAL	**1.874.292.913**
INVERSIÓN REAL DIRECTA	1.874.292.913
Formación bruta de capital fijo	1.872.192.913
Maquinaria, equipos y otros bienes muebles	299.957.553
Construcciones de bienes de dominio público	1.572.235.360
Bienes intangibles	2.100.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.828.738.600)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.831.238.600**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.831.238.600
Disminución de otros activos financieros	1.831.238.600
Disminución de disponibilidades	183.699.735
Disminución de bancos	183.699.735
Disminución de cuentas por cobrar a corto plazo	779.036.085

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de cuentas comerciales por cobrar a corto plazo	748.501.793
Disminución de otras cuentas por cobrar a corto plazo	30.534.292
Disminución de fondos en avance, en anticipo y en fideicomiso	868.502.780
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	868.502.780
3.2 APLICACIONES FINANCIERAS	**1.831.238.600**
DISMINUCIÓN DE PASIVOS	2.500.000
Disminución de cuentas y efectos por pagar	2.500.000
Disminución de cuentas y efectos por pagar a corto plazo	2.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.500.000
DÉFICIT FINANCIERO	1.828.738.600

A0932

Instituto Nacional de los Espacios Acuáticos (INEA)

INSTITUTO NACIONAL DE LOS ESPACIOS ACUÁTICOS (INEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de los Espacios Acuáticos (Inea), se crea como un ente de gestión, con personalidad jurídica y patrimonio propio, de conformidad con lo dispuesto en la Ley Orgánica de los Espacios Acuáticos, publicada en Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.920 de fecha 25 de septiembre de 2001, reformada inicialmente mediante la Ley Orgánica de los Espacios Acuáticos, publicada en Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.596 de fecha 20 de diciembre de 2002 y posteriormente, es nuevamente reformada según Gaceta Oficial de la República Bolivariana de Venezuela N° 5.890 Extraordinario del 31 de julio de 2008.

Este Instituto, ejerce la administración acuática, en el marco de las políticas acuáticas del Estado, con responsabilidad social y excelencia de servicio, con lo cual prevé contribuir al desarrollo sustentable de la Nación, bajo el criterio de cooperación con la integridad territorial y nacionalismo venezolano. Asimismo, tiene la tarea de cumplir con las políticas que dicte el órgano rector de la navegación marítima, fluvial y lacustre, destinada al transporte de personas y bienes, la pesca, turismo, deporte, recreación y a la investigación científica, así como lo relacionado a la materia portuaria y cualquier otra que señale la Ley Orgánica de los Espacios Acuáticos y el Plan Nacional de Desarrollo del Sector Acuático.

Para el Ejercicio Económico Financiero 2015, tiene prevista la articulación con el Ministerio del Poder Popular para Transporte Acuático y Aéreo y sus entes rectores en materia acuática, para la creación de un fondo de contingencia de salud, con el fin de apoyar a los trabajadores en caso de siniestros, así como la contribución del 1% de los ingresos brutos de la Institución al Fondo Social para la Captación y Disposición de los Recursos Excedentarios de los Entes de la Administración Pública Nacional, creado según Gaceta Oficial de la República Bolivariana de Venezuela N° 5.890 Extraordinario del 31 de julio de 2008.

Asimismo, ejercer la autoridad y administración acuática en el ámbito nacional, para satisfacer las necesidades de la gente de mar y entes relacionados con el sector acuático, exigiendo el cumplimiento de la normativa legal vigente, con responsabilidad social y promoviendo la participación popular.

En este marco, los proyectos a ser ejecutados por el Inea, están alineados con las orientaciones contempladas en el Plan Estratégico Institucional 2013-2019 y en consonancia con las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013-2019. Dichos proyectos son los siguientes:

- Fortalecimiento de los servicios y seguridad acuática, conservación y mantenimiento preventivo de las Capitanías de Puertos y sus Delegaciones
- Fortalecer el desarrollo de la infraestructura, equipos y capacitación del sector acuático, a través del Fondo de Desarrollo Acuático - Fonda

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**790.131.687**
INGRESOS CORRIENTES ORDINARIOS	790.131.687
INGRESOS NO TRIBUTARIOS	576.886.478
Tasas	554.925.260
Ingresos por contribuciones especiales	21.961.218
OTROS INGRESOS	213.245.209
Otros ingresos ordinarios	213.245.209
INGRESOS DE CAPITAL	**28.741.318**
RECURSOS PROPIOS DE CAPITAL	28.741.318
Incremento de la depreciación y amortización acumuladas	28.741.318
FUENTES DE FINANCIAMIENTO	**486.288.918**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	486.288.918
Disminución de otros activos financieros	486.288.918
Disminución de disponibilidades	486.288.918
Disminución de bancos	486.288.918
TOTAL RECURSOS	**1.305.161.923**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**941.376.743**
GASTOS DE CONSUMO	852.616.183
Remuneraciones	586.700.120
Sueldos, salarios y otras retribuciones	188.384.356
Beneficios y complementos de sueldos y salarios	183.515.617
Aportes patronales	28.692.748
Prestaciones sociales y otras indemnizaciones	68.822.804
Asistencia socioeconómica	117.284.595
Compra de bienes y servicios	196.836.597
Bienes de consumo	42.736.007
Servicios no personales	154.100.590
Impuestos indirectos	40.338.148
Depreciación y amortización	28.741.318
GASTOS DE LA PROPIEDAD	2.800.000
Derechos sobre bienes intangibles	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.960.560
Al sector privado	6.889.880
Transferencias corrientes al sector privado	4.599.880
Directas a personas	4.499.880
Pensiones y otros beneficios asociados	1.538.490
Jubilaciones y otros beneficios asociados	2.961.390
Otras transferencias corrientes internas al sector privado	100.000
Donaciones corrientes al sector privado	2.290.000
Donaciones a personas	1.590.000
Donaciones a instituciones sin fines de lucro	700.000
Al sector público	76.864.680
Transferencias corrientes al sector público	54.587.865
A los entes descentralizados sin fines empresariales para sus gastos	54.487.865
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	100.000
Donaciones corrientes al sector público	22.276.815
A los entes descentralizados sin fines empresariales	2.900.000
Al Poder Estadal	19.376.815

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Al sector externo	2.206.000
Transferencias corrientes al exterior	2.206.000
A organismos internacionales	2.206.000
GASTOS DE CAPITAL	**212.022.706**
INVERSIÓN REAL DIRECTA	212.022.706
Formación bruta de capital fijo	203.987.706
Maquinaria, equipos y otros bienes muebles	183.328.410
Construcciones de bienes de dominio privado	9.364.878
Construcciones de bienes de dominio público	11.294.418
Bienes intangibles	8.035.000
APLICACIONES FINANCIERAS	**151.762.474**
DISMINUCIÓN DE PASIVOS	151.762.474
Disminución de cuentas y efectos por pagar	151.762.474
Disminución de cuentas y efectos por pagar a corto plazo	151.661.677
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.263.560
Disminución de aportes patronales y retenciones laborales por pagar	2.470.562
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.234.847
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	110.035
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	386.374
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	150.657
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	588.649
Disminución cuentas por pagar a proveedores a corto plazo	4.214.862
Disminución cuentas por pagar a contratistas a corto plazo	142.712.693
Disminución de otras cuentas y efectos por pagar	100.797
Disminución de otras cuentas por pagar a corto plazo	100.797
TOTAL GASTOS	**1.305.161.923**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124677	Fortalecimiento de los servicios y seguridad acuática, conservación y mantenimiento preventivo de las Capitanías de Puertos y sus Delegaciones	Unidad			52	585.040.485				585.040.485
124698	Fortalecer el desarrollo de la infraestructura, equipos y capacitación del sector acuático a través del Fondo de Desarrollo Acuático - Fonda	Financiamiento			482	300.000.000				300.000.000
					TOTAL	**885.040.485**				**885.040.485**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	138.858.036				138.858.036
02	Gestión administrativa	276.763.522				276.763.522
03	Previsión y protección social	4.499.880				4.499.880
	TOTAL	**420.121.438**				**420.121.438**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**66**	**100**	**57**	**223**	**27.650.182**		**27.650.182**
Alto Nivel y de Dirección		1		1	178.120		178.120
Directivo	60	84	49	193	25.612.510		25.612.510
Obrero	6	15	8	29	1.859.552		1.859.552
Personal Contratado	**347**	**543**		**890**	**81.076.339**		**81.076.339**
Profesional y Técnico	237	275		512	46.641.670		46.641.670
Personal Administrativo	110	268		378	34.434.669		34.434.669
TOTAL	**413**	**643**	**57**	**1.113**	**108.726.521**		**108.726.521**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**3**	**13**	**16**	**2.961.390**
Empleados	3	13	16	2.961.390
Pensionados	**6**	**5**	**11**	**1.538.490**
Empleados	6	5	11	1.538.490
TOTAL	**9**	**18**	**27**	**4.499.880**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	586.700.120
4.02	Materiales, suministros y mercancías	42.736.007
4.03	Servicios no personales	197.238.738
4.04	Activos reales	212.022.706
4.07	Transferencias y donaciones	85.960.560
4.08	Otros gastos	28.741.318
4.11	Disminución de pasivos	151.762.474
	TOTAL	**1.305.161.923**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**790.131.687**
INGRESOS CORRIENTES ORDINARIOS	790.131.687
INGRESOS NO TRIBUTARIOS	576.886.478
Tasas	554.925.260
Ingresos por contribuciones especiales	21.961.218
OTROS INGRESOS	213.245.209
Otros ingresos ordinarios	213.245.209
1.2 GASTOS CORRIENTES	**941.376.743**
GASTOS DE CONSUMO	852.616.183
Remuneraciones	586.700.120
Sueldos, salarios y otras retribuciones	188.384.356
Beneficios y complementos de sueldos y salarios	183.515.617
Aportes patronales	28.692.748
Prestaciones sociales y otras indemnizaciones	68.822.804
Asistencia socioeconómica	117.284.595
Compra de bienes y servicios	196.836.597
Bienes de consumo	42.736.007
Servicios no personales	154.100.590
Impuestos indirectos	40.338.148
Depreciación y amortización	28.741.318
GASTOS DE LA PROPIEDAD	2.800.000
Derechos sobre bienes intangibles	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.960.560
Al sector privado	6.889.880
Transferencias corrientes al sector privado	4.599.880
Directas a personas	4.499.880
Pensiones y otros beneficios asociados	1.538.490
Jubilaciones y otros beneficios asociados	2.961.390
Otras transferencias corrientes internas al sector privado	100.000
Donaciones corrientes al sector privado	2.290.000
Donaciones a personas	1.590.000
Donaciones a instituciones sin fines de lucro	700.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	76.864.680
Transferencias corrientes al sector público	54.587.865
A los entes descentralizados sin fines empresariales	54.487.865
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	100.000
Donaciones corrientes al sector público	22.276.815
A los entes descentralizados sin fines empresariales	2.900.000
Al Poder Estadal	19.376.815
Al sector externo	2.206.000
Transferencias corrientes al exterior	2.206.000
A organismos internacionales	2.206.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(151.245.056)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(122.503.738)**
RECURSOS PROPIOS DE CAPITAL	(122.503.738)
Desahorro en cuenta corriente	(151.245.056)
Incremento de la depreciación y amortización acumuladas	28.741.318
2.2 GASTOS DE CAPITAL	**212.022.706**
INVERSIÓN REAL DIRECTA	212.022.706
Formación bruta de capital fijo	203.987.706
Maquinaria, equipos y otros bienes muebles	183.328.410
Construcciones de bienes de dominio privado	9.364.878
Construcciones de bienes de dominio público	11.294.418
Bienes intangibles	8.035.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(334.526.444)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**486.288.918**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	486.288.918
Disminución de otros activos financieros	486.288.918
Disminución de disponibilidades	486.288.918
Disminución de bancos	486.288.918

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**486.288.918**
DISMINUCIÓN DE PASIVOS	151.762.474
Disminución de cuentas y efectos por pagar	151.762.474
Disminución de cuentas y efectos por pagar a corto plazo	151.661.677
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.263.560
Disminución de aportes patronales y retenciones laborales por pagar	2.470.562
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.234.847
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	110.035
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	386.374
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	150.657
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	588.649
Disminución cuentas por pagar a proveedores a corto plazo	4.214.862
Disminución cuentas por pagar a contratistas a corto plazo	142.712.693
Disminución de otras cuentas y efectos por pagar	100.797
Disminución de otras cuentas por pagar a corto plazo	100.797
DÉFICIT FINANCIERO	334.526.444

A0939

Instituto Nacional de Aeronáutica Civil (INAC)

INSTITUTO NACIONAL DE AERONÁUTICA CIVIL (INAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El antiguo Instituto Nacional de Aviación Civil, se crea mediante Decreto N° 1.446 con Fuerza de Ley de Aviación Civil de fecha 18/09/2001, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 37.293 del 28/09/2001, y a partir de la publicación en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.333 de fecha 12/12/2005, se le denomina Instituto Nacional de Aeronáutica Civil (Inac), ente autónomo, de naturaleza técnica, dotado de personalidad jurídica y patrimonio propio e independiente del Tesoro Nacional, con autonomía técnica, financiera, organizativa y administrativa, adscrito a la Ministerio del Poder Popular para Transporte Acuático y Aéreo, al que le corresponde la regulación, formulación y seguimiento de políticas, planificación y realización de las actividades del Ejecutivo Nacional en materia de aviación civil, como autoridad aeronáutica de la República Bolivariana de Venezuela.

El Inac desempeña desde el punto de vista normativo, las tres funciones primordiales de la actividad aeronáutica, las cuales son:

- La aplicación y desarrollo del sistema de fiscalización y regulación.
- Proveer servicios que impacten directamente en la seguridad operacional del sistema, y
- Planificar la distribución del espacio aéreo nacional, para alcanzar los más altos niveles de optimización, en cuanto al empleo aéreo comercial del modo de transporte aéreo.

En este orden de ideas, el Inac tiene como objeto:

- Ofrecer los medios para desarrollar un servicio de aeronáutica civil, seguro, estable y reglamentado, económico y eficaz, de acuerdo a los estándares establecidos mundialmente, con el propósito de promover una proyección internacional de oportunidades iguales, en el intercambio de derechos y acuerdos bilaterales.
- Garantizar la seguridad de las operaciones aéreas que se realicen en el espacio aéreo venezolano; planificar, desarrollar, instalar y mantener los sistemas de control y equipos que sirven de apoyo a la navegación aérea, asegurando el cumplimiento de las normativas legales que rigen esta actividad, tanto a nivel nacional como internacional.

Para el Ejercicio-Económico Financiero 2015, el presupuesto del Inac está enmarcado en los lineamientos establecidos por el Ministerio del Poder Popular para Transporte Acuático y Aéreo, los cuales se rigen por lo previsto en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, orientados a lograr una mayor coherencia de toda la acción de Gobierno, articulada en los distintos instrumentos legales, decretados por el Ejecutivo Nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.786.031.118**
INGRESOS CORRIENTES ORDINARIOS	1.786.004.818
INGRESOS NO TRIBUTARIOS	535.501.104
Tasas	535.501.104
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.031.829.706
Venta de otros bienes y servicios	1.031.829.706
INGRESOS DE LA PROPIEDAD	2.071.291
Intereses	2.071.291
Intereses internos	2.071.291
Intereses por depósitos	2.071.291
TRANSFERENCIAS CORRIENTES	13.650.000
Transferencias corrientes del sector público	13.650.000
Transferencias corrientes internas recibidas del sector público	13.650.000
De la República	13.650.000
OTROS INGRESOS	202.952.717
Diversos Ingresos	188.248.516
Beneficios en operaciones cambiarias	188.248.516
Otros ingresos ordinarios	14.704.201
INGRESOS CORRIENTES EXTRAORDINARIOS	26.300
INGRESOS POR OPERACIONES DIVERSAS	26.300
Otros ingresos extraordinarios	26.300
INGRESOS DE CAPITAL	**24.156.638**
RECURSOS PROPIOS DE CAPITAL	24.156.638
Incremento de la depreciación y amortización acumuladas	24.156.638

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2015
FUENTES DE FINANCIAMIENTO	**302.452.215**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	302.452.215
Disminución de otros activos financieros	302.452.215
Disminución de disponibilidades	14.409.239
Disminución de bancos	14.409.239
Disminución de cuentas por cobrar a corto plazo	288.042.976
Disminución de cuentas comerciales por cobrar a corto plazo	288.042.976
TOTAL RECURSOS	**2.112.639.971**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.005.342.199**
GASTOS DE CONSUMO	1.977.310.549
Remuneraciones	1.407.341.633
Sueldos, salarios y otras retribuciones	390.563.304
Beneficios y complementos de sueldos y salarios	433.910.283
Aportes patronales	78.362.586
Prestaciones sociales y otras indemnizaciones	148.390.343
Asistencia socioeconómica	356.115.117
Compra de bienes y servicios	484.168.815
Bienes de consumo	72.363.971
Servicios no personales	411.804.844
Impuestos indirectos	61.643.463
Depreciación y amortización	24.156.638
TRANSFERENCIAS Y DONACIONES CORRIENTES	28.031.650
Al sector privado	16.034.910
Transferencias corrientes al sector privado	14.439.670
Directas a personas	14.439.670
Pensiones y otros beneficios asociados	1.732.305
Jubilaciones y otros beneficios asociados	12.707.365
Donaciones corrientes al sector privado	1.595.240
Donaciones a personas	1.595.240
Al sector público	3.500.000
Donaciones corrientes al sector público	3.500.000
A la República	3.500.000
Al sector externo	8.496.740
Transferencias corrientes al exterior	8.496.740
A organismos internacionales	8.496.740

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**83.765.261**
INVERSIÓN REAL DIRECTA	83.765.261
Formación bruta de capital fijo	81.999.861
Maquinaria, equipos y otros bienes muebles	74.978.261
Construcciones de bienes de dominio privado	7.021.600
Bienes intangibles	1.765.400
APLICACIONES FINANCIERAS	**23.532.511**
DISMINUCIÓN DE PASIVOS	23.532.511
Disminución de cuentas y efectos por pagar	23.532.511
Disminución de cuentas y efectos por pagar a corto plazo	23.532.511
Disminución cuentas por pagar a proveedores a corto plazo	23.532.511
TOTAL GASTOS	**2.112.639.971**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124690	Optimización de la gestión de los servicios para la navegación aérea VII.	Control			1.827.616	700.938.771				700.938.771
124707	Mantenimiento de la infraestructura física y tecnológica de los servicios a la navegación aérea.	Mantenimiento			53.958	124.047.619				124.047.619
124719	Implementación del programa de seguridad operacional del Estado (SSP)	Plan			1	1.300.000				1.300.000
124987	Fortalecimiento de la seguridad aeronáutica VII	Certificado			25.447	162.795.727				162.795.727
125475	Fortalecimiento del desarrollo tecnológico del INAC	Acondicionamiento			30	50.000.000				50.000.000
	TOTAL					**1.039.082.117**				**1.039.082.117**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	659.660.326	13.650.000			673.310.326
02	Gestión administrativa	384.140.467				384.140.467
03	Previsión y protección social	14.439.670				14.439.670
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	1.667.391				1.667.391
	TOTAL	**1.059.907.854**	**13.650.000**			**1.073.557.854**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**812**	**1.114**	**97**	**2.023**	**203.405.908**	**5.047.000**	**208.452.908**
Directivo	11	13	75	99	70.438.909		70.438.909
Profesional y Técnico	691	876	22	1.589	108.771.267	4.069.280	112.840.547
Personal Administrativo	87	89		176	10.534.891	450.720	10.985.611
Obrero	23	136		159	13.660.841	527.000	14.187.841
Personal Contratado	**59**	**39**		**98**	**12.391.354**		**12.391.354**
Personal Administrativo	59	39		98	12.391.354		12.391.354
TOTAL	**871**	**1.153**	**97**	**2.121**	**215.797.262**	**5.047.000**	**220.844.262**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**30**	**42**	**72**	**12.707.365**
Médicos	1	1	2	228.916
Empleados	29	39	68	12.119.460
Obreros		2	2	358.989
Pensionados	**3**	**4**	**7**	**1.732.305**
Empleados	3	4	7	1.732.305
TOTAL	**33**	**46**	**79**	**14.439.670**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.407.341.633
4.02	Materiales, suministros y mercancías	72.363.971
4.03	Servicios no personales	473.448.307
4.04	Activos reales	83.765.261
4.07	Transferencias y donaciones	28.031.650
4.08	Otros gastos	24.156.638
4.11	Disminución de pasivos	23.532.511
	TOTAL	**2.112.639.971**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.786.031.118**
INGRESOS CORRIENTES ORDINARIOS	1.786.004.818
INGRESOS NO TRIBUTARIOS	535.501.104
Tasas	535.501.104
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.031.829.706
Venta de otros bienes y servicios	1.031.829.706
INGRESOS DE LA PROPIEDAD	2.071.291
Intereses	2.071.291
Intereses internos	2.071.291
Intereses por depósitos	2.071.291
TRANSFERENCIAS CORRIENTES	13.650.000
Transferencias corrientes del sector público	13.650.000
Transferencias corrientes internas recibidas del sector público	13.650.000
De la República	13.650.000
Ministerio del Poder Popular para Transporte Acuático y Aéreo	13.650.000
Recursos Ordinarios	13.650.000
OTROS INGRESOS	202.952.717
Diversos Ingresos	188.248.516
Beneficios en operaciones cambiarias	188.248.516
Otros ingresos ordinarios	14.704.201
INGRESOS CORRIENTES EXTRAORDINARIOS	26.300
INGRESOS POR OPERACIONES DIVERSAS	26.300
Otros ingresos extraordinarios	26.300
1.2 GASTOS CORRIENTES	**2.005.342.199**
GASTOS DE CONSUMO	1.977.310.549
Remuneraciones	1.407.341.633

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Sueldos, salarios y otras retribuciones	390.563.304
Beneficios y complementos de sueldos y salarios	433.910.283
Aportes patronales	78.362.586
Prestaciones sociales y otras indemnizaciones	148.390.343
Asistencia socioeconómica	356.115.117
Compra de bienes y servicios	484.168.815
Bienes de consumo	72.363.971
Servicios no personales	411.804.844
Impuestos indirectos	61.643.463
Depreciación y amortización	24.156.638
TRANSFERENCIAS Y DONACIONES CORRIENTES	28.031.650
Al sector privado	16.034.910
Transferencias corrientes al sector privado	14.439.670
Directas a personas	14.439.670
Pensiones y otros beneficios asociados	1.732.305
Jubilaciones y otros beneficios asociados	12.707.365
Donaciones corrientes al sector privado	1.595.240
Donaciones a personas	1.595.240
Al sector público	3.500.000
Donaciones corrientes al sector público	3.500.000
A la República	3.500.000
Al sector externo	8.496.740
Transferencias corrientes al exterior	8.496.740
A organismos internacionales	8.496.740
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(219.311.081)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(195.154.443)**
RECURSOS PROPIOS DE CAPITAL	(195.154.443)
Desahorro en cuenta corriente	(219.311.081)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de la depreciación y amortización acumuladas	24.156.638
2.2 GASTOS DE CAPITAL	**83.765.261**
INVERSIÓN REAL DIRECTA	83.765.261
Formación bruta de capital fijo	81.999.861
Maquinaria, equipos y otros bienes muebles	74.978.261
Construcciones de bienes de dominio privado	7.021.600
Bienes intangibles	1.765.400
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(278.919.704)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**302.452.215**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	302.452.215
Disminución de otros activos financieros	302.452.215
Disminución de disponibilidades	14.409.239
Disminución de bancos	14.409.239
Disminución de cuentas por cobrar a corto plazo	288.042.976
Disminución de cuentas comerciales por cobrar a corto plazo	288.042.976
3.2 APLICACIONES FINANCIERAS	**302.452.215**
DISMINUCIÓN DE PASIVOS	23.532.511
Disminución de cuentas y efectos por pagar	23.532.511
Disminución de cuentas y efectos por pagar a corto plazo	23.532.511
Disminución cuentas por pagar a proveedores a corto plazo	23.532.511
DÉFICIT FINANCIERO	278.919.704

67
Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas

Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas

A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)

A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)

A0659 Instituto de Ferrocarriles del Estado (IFE)

A0330

Fundación Fondo Nacional de Transporte Urbano (FONTUR)

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Fondo Nacional de Transporte Urbano (Fontur), fue creada según Decreto N° 1.827 de fecha 05-09-1991, publicado en la Gaceta Oficial de la República de Venezuela N° 34.808 de fecha 27-09-1991, responsable de la ejecución de planes y programas, relacionados con el transporte público, en sus diferentes modalidades: urbano, suburbano, interurbano, rural, escolar, comunal y de carga, cuyo objeto primordial en esta etapa de consolidación de la revolución del transporte terrestre, es impulsar la movilidad sustentable, a través de la implementación de sistemas de transportes masivos, en toda la geografía nacional, enfatizando el III Objetivo Histórico, establecido en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, que es "Convertir a Venezuela en un país potencia en lo social, económico y político dentro de la gran potencia naciente de América Latina y el Caribe, para garantizar la conformación de una zona de paz en Nuestra América".

Asimismo, Fontur actuará como tutor en el reconocimiento del estado real de las unidades públicas y privadas en servicio, para auspiciar el Programa Nacional de Renovación de Flota del Transporte Público, participando en la confección, instalación, operación y explotación de una empresa para la producción de minibuses y buses (diesel y gas), conforme a las especificaciones técnicas y lapso idóneo, para su puesta en producción, mejorando por esta vía el parque automotor público en las rutas urbanas, suburbanas e interurbanas, brindando además financiamiento directo a los transportistas, para adquirir nuevas unidades de transporte y manteniendo operativos estos sistemas de transporte masivo, con la activación de nuevas rutas y habilitación de talleres para prestar mantenimiento de primer a cuarto nivel, a las unidades en uso.

Dentro de este marco, se concibe la creación de Escuelas de Conductores, para capacitar a operadores y usuarios, en cuanto a las normas de tránsito y acatamiento a la Ley, en conjunción con el desarrollo de políticas y acciones en materia de seguridad vial, implementación de planes de movilidad, ejecución de políticas de homologación en los sistemas de cobro de pasaje, industrialización del sector transporte, desarrollo de un sistema de gestión de peajes y la gestión de un modelo viable de actualización y mejora de la flota.

En este mismo orden de ideas, procederá a la adquisición de chutos de doble eje trasero, camiones cava refrigerada, camiones cava seca, trailers para contenedor seco o refrigerado, tanques graneleros para chuto y lowboys (remolques de doble caída y altura baja, para transportar cargas pesadas de altura), lo cual coadyuvará a la distribución oportuna de alimentos, materia prima e insumos para la producción nacional.

Se mantendrá el Programa Social de Pasaje Preferencial Estudiantil, mediante la cancelación de las modalidades de Subsidio Indirecto, Subsidio Directo y Ruta Estudiantil y se iniciará un nuevo esquema de pasaje y transporte estudiantil, más transparente y eficiente.

Adicionalmente, Fontur continuará brindando mantenimiento y conservación de vías expresas y la red vial principal, manteniendo su papel de encargado en la encomienda para la administración de algunos peajes a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.612.803.544**
INGRESOS CORRIENTES ORDINARIOS	812.803.544
INGRESOS NO TRIBUTARIOS	60.000.000
Tasas	60.000.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	63.321.122
Venta de otros bienes y servicios	63.321.122
TRANSFERENCIAS CORRIENTES	689.482.422
Transferencias corrientes del sector público	689.482.422
Transferencias corrientes internas recibidas del sector público	689.482.422
De la República	390.237.645
De los entes descentralizados con fines empresariales petroleros	299.244.777
INGRESOS CORRIENTES EXTRAORDINARIOS	800.000.000
INGRESOS POR OPERACIONES DIVERSAS	800.000.000
Otros ingresos extraordinarios	800.000.000
INGRESOS DE CAPITAL	**1.458.976**
RECURSOS PROPIOS DE CAPITAL	1.458.976
Incremento de la depreciación y amortización acumuladas	1.458.976
FUENTES DE FINANCIAMIENTO	**6.726.892.115**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.726.892.115
Disminución de otros activos financieros	6.726.892.115
Disminución de disponibilidades	10.000.000
Disminución de bancos	10.000.000
Disminución de cuentas por cobrar a corto plazo	6.289.438.617
Disminución de otras cuentas por cobrar a corto plazo	6.289.438.617
Disminución de fondos en avance, en anticipo y en fideicomiso	427.453.498
Disminución de fondos en fideicomiso	427.453.498
TOTAL RECURSOS	**8.341.154.635**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.607.411.761**
GASTOS DE CONSUMO	678.034.949
Remuneraciones	428.298.456
Sueldos, salarios y otras retribuciones	173.807.189
Beneficios y complementos de sueldos y salarios	82.068.243
Aportes patronales	22.721.400
Prestaciones sociales y otras indemnizaciones	48.581.527
Asistencia socioeconómica	101.120.097
Compra de bienes y servicios	182.528.129
Bienes de consumo	48.065.472
Servicios no personales	134.462.657
Impuestos indirectos	65.749.388
Depreciación y amortización	1.458.976
GASTOS DE LA PROPIEDAD	309.865
Alquileres de tierras y terrenos	309.865
TRANSFERENCIAS Y DONACIONES CORRIENTES	929.066.947
Al sector privado	894.640.541
Transferencias corrientes al sector privado	894.640.541
Directas a personas	6.939.189
Pensiones y otros beneficios asociados	2.240.406
Jubilaciones y otros beneficios asociados	4.698.783
Otras transferencias corrientes internas al sector privado	887.701.352
Al sector público	34.426.406
Transferencias corrientes al sector público	34.426.406
A los entes descentralizados sin fines empresariales para sus gastos	7.518.672
A entes descentralizados con fines empresariales no petroleros	26.907.734

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**6.628.520.434**
INVERSIÓN REAL DIRECTA	375.081.817
Formación bruta de capital fijo	374.738.497
Maquinaria, equipos y otros bienes muebles	48.995.768
Construcciones de bienes de dominio privado	750.000
Construcciones de bienes de dominio público	310.196.432
Producción propia (gastos capitalizables)	14.796.297
Compra de bienes y servicios	14.796.297
Bienes de consumo	400.000
Servicios no personales	14.396.297
Bienes intangibles	343.320
TRANSFERENCIAS Y DONACIONES DE CAPITAL	6.253.438.617
Al sector público	6.253.438.617
Donaciones de capital al sector público	6.253.438.617
A la República	40.000.000
A entes descentralizados con fines empresariales no petroleros	3.555.534.554
Al Poder Estadal	2.564.569.699
Al Poder Municipal	93.334.364
APLICACIONES FINANCIERAS	**105.222.440**
INVERSIÓN FINANCIERA	86.738.241
Incremento de otros activos financieros	86.738.241
Incremento de cuentas por cobrar a mediano y largo plazo	86.738.241
Incremento de otras cuentas por cobrar a mediano y largo plazo	86.738.241
DISMINUCIÓN DE PASIVOS	18.484.199
Disminución de cuentas y efectos por pagar	204.546
Disminución de cuentas y efectos por pagar a corto plazo	204.546
Disminución cuentas por pagar a proveedores a corto plazo	204.546
Disminución de otros pasivos	18.279.653
Disminución de otros pasivos a corto plazo	18.279.653
TOTAL GASTOS	**8.341.154.635**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
126847	A03300075000	Diseño e Instalación de Planta Ensambladora de Vehículos de Transporte.	06/08/2014	30/06/2016	687.450.000	343.775.000	342.275.000		1.373.500.000
				TOTAL	687.450.000	343.775.000	342.275.000		1.373.500.000

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124429	Renovación de Flota de Transporte Público a Nivel Nacional.	Vehículo			1.611	2.450.443.174			89.069.328	2.539.512.502
124442	Gestión y Conservación de la Infraestructura Vial	Sistema			8	308.371.500				308.371.500
124448	Administración y Mantenimiento de Peajes a Nivel Nacional	Estación			20	60.000.000				60.000.000
124539	Transporte Masivo	convenio			8	25.625.089			8.801.317	34.426.406
124549	Rehabilitación y Mantenimiento de la Infraestructura Vial Urbana	Metro Cuadrado			8.100	25.798.294			33.261.426	59.059.720
124560	Pasaje Preferencial Estudiantil	Estudiante	2.450.437	2.450.437	4.900.874				958.423.706	958.423.706
124592	Desarrollo del Transporte Público a Nivel Nacional	Unidad			18	347.000.000				347.000.000
124629	Fortalecimiento Institucional	Curso			52	3.069.504			3.000.000	6.069.504
124639	Proveedurías de Insumos y Repuestos para el Transporte Público	Establecimiento			10	181.500.000				181.500.000
124643	Servicios de Mantenimiento y Conservación Vial	Kilómetro			492				6.689.000	6.689.000
124704	Modernización de la Flota de Vehículos de Carga Mediana y Pesada a Nivel Nacional	Vehículo			8.000	3.031.309.554				3.031.309.554
126847	Diseño e Instalación de Planta Ensambladora de Vehículos de Transporte.	Instalación			1	343.775.000				343.775.000
	TOTAL					**6.776.892.115**			**1.099.244.777**	**7.876.136.892**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	44.041.469	373.298.456			417.339.925
02	Gestión administrativa	30.738.629	10.000.000			40.738.629
03	Previsión y protección social		6.939.189			6.939.189
	TOTAL	**74.780.098**	**390.237.645**			**465.017.743**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**244**	**309**	**104**	**657**	**22.165.000**	**10.000.000**	**32.165.000**
Alto Nivel y de Dirección		1		1	324.744		324.744
Directivo	7	14		21	708.470	320.122	1.028.592
Profesional y Técnico	151	148	50	349	11.820.462	5.320.122	17.140.584
Personal Administrativo	86	146	54	286	9.311.324	4.359.756	13.671.080
Personal Contratado	**865**	**1.362**		**2.227**	**42.521.400**		**42.521.400**
Profesional y Técnico	296	477		773	14.759.336		14.759.336
Personal Administrativo	569	885		1.454	27.762.064		27.762.064
TOTAL	**1.109**	**1.671**	**104**	**2.884**	**64.686.400**	**10.000.000**	**74.686.400**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**27**	**14**	**41**	**4.698.783**
Empleados	27	14	41	4.698.783
Pensionados	**9**	**15**	**24**	**2.240.406**
Empleados	9	15	24	2.240.406
TOTAL	**36**	**29**	**65**	**6.939.189**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	428.298.456
4.02	Materiales, suministros y mercancías	48.465.472
4.03	Servicios no personales	214.918.207
4.04	Activos reales	360.285.520
4.05	Activos financieros	86.738.241
4.07	Transferencias y donaciones	7.182.505.564
4.08	Otros gastos	1.458.976
4.11	Disminución de pasivos	18.484.199
	TOTAL	**8.341.154.635**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.612.803.544**
INGRESOS CORRIENTES ORDINARIOS	812.803.544
INGRESOS NO TRIBUTARIOS	60.000.000
Tasas	60.000.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	63.321.122
Venta de otros bienes y servicios	63.321.122
TRANSFERENCIAS CORRIENTES	689.482.422
Transferencias corrientes del sector público	689.482.422
Transferencias corrientes internas recibidas del sector público	689.482.422
De la República	390.237.645
Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas	390.237.645
-Recursos Ordinarios	390.237.645
De los entes descentralizados con fines empresariales petroleros	299.244.777
INGRESOS CORRIENTES EXTRAORDINARIOS	800.000.000
INGRESOS POR OPERACIONES DIVERSAS	800.000.000
Otros ingresos extraordinarios	800.000.000
1.2 GASTOS CORRIENTES	**1.607.411.761**
GASTOS DE CONSUMO	678.034.949
Remuneraciones	428.298.456
Sueldos, salarios y otras retribuciones	173.807.189
Beneficios y complementos de sueldos y salarios	82.068.243
Aportes patronales	22.721.400
Prestaciones sociales y otras indemnizaciones	48.581.527
Asistencia socioeconómica	101.120.097
Compra de bienes y servicios	182.528.129
Bienes de consumo	48.065.472
Servicios no personales	134.462.657
Impuestos indirectos	65.749.388

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Depreciación y amortización	1.458.976
GASTOS DE LA PROPIEDAD	309.865
Alquileres de tierras y terrenos	309.865
TRANSFERENCIAS Y DONACIONES CORRIENTES	929.066.947
Al sector privado	894.640.541
Transferencias corrientes al sector privado	894.640.541
Directas a personas	6.939.189
Pensiones y otros beneficios asociados	2.240.406
Jubilaciones y otros beneficios asociados	4.698.783
Otras transferencias corrientes internas al sector privado	887.701.352
Al sector público	34.426.406
Transferencias corrientes al sector público	34.426.406
A los entes descentralizados sin fines empresariales para sus gastos	7.518.672
A entes descentralizados con fines empresariales no petroleros	26.907.734
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.391.783**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.850.759**
RECURSOS PROPIOS DE CAPITAL	6.850.759
Ahorro en cuenta corriente	5.391.783
Incremento de la depreciación y amortización acumuladas	1.458.976
2.2 GASTOS DE CAPITAL	**6.628.520.434**
INVERSIÓN REAL DIRECTA	375.081.817
Formación bruta de capital fijo	374.738.497
Maquinaria, equipos y otros bienes muebles	48.995.768
Construcciones de bienes de dominio privado	750.000
Construcciones de bienes de dominio público	310.196.432
Producción propia (gastos capitalizables)	14.796.297
Compra de bienes y servicios	14.796.297
Bienes de consumo	400.000
Servicios no personales	14.396.297

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	343.320
TRANSFERENCIAS Y DONACIONES DE CAPITAL	6.253.438.617
Al sector público	6.253.438.617
Donaciones de capital al sector público	6.253.438.617
A la República	40.000.000
A entes descentralizados con fines empresariales no petroleros	3.555.534.554
Al Poder Estadal	2.564.569.699
Al Poder Municipal	93.334.364
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(6.621.669.675)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.726.892.115**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.726.892.115
Disminución de otros activos financieros	6.726.892.115
Disminución de disponibilidades	10.000.000
Disminución de bancos	10.000.000
Disminución de cuentas por cobrar a corto plazo	6.289.438.617
Disminución de otras cuentas por cobrar a corto plazo	6.289.438.617
Disminución de fondos en avance, en anticipo y en fideicomiso	427.453.498
Disminución de fondos en fideicomiso	427.453.498
3.2 APLICACIONES FINANCIERAS	**6.726.892.115**
INVERSIÓN FINANCIERA	86.738.241
Incremento de otros activos financieros	86.738.241
Incremento de cuentas por cobrar a mediano y largo plazo	86.738.241
Incremento de otras cuentas por cobrar a mediano y largo plazo	86.738.241
DISMINUCIÓN DE PASIVOS	18.484.199
Disminución de cuentas y efectos por pagar	204.546
Disminución de cuentas y efectos por pagar a corto plazo	204.546
Disminución cuentas por pagar a proveedores a corto plazo	204.546
Disminución de otros pasivos	18.279.653
Disminución de otros pasivos a corto plazo	18.279.653
DÉFICIT FINANCIERO	6.621.669.675

A0367

Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD (Fundalanavial)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Laboratorio Nacional de Vialidad (Fundalanavial), fue creada según Decreto N° 2.022 de fecha 26/12/1991, publicado en la Gaceta Oficial de la República de Venezuela N° 34.877 de fecha 08/01/1992, para garantizar el aseguramiento y control de calidad de las obras públicas y privadas, en las áreas de suelo, asfalto, concreto y metales.

Se plantea el cumplimiento del III Objetivo Histórico, así como los objetivos estratégicos establecidos en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, que es "Convertir a Venezuela en un país potencia en lo social, económico y político dentro de la gran potencia naciente de América latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América", enmarcados en los ámbitos de su competencia, previendo la ejecución de los siguientes proyectos:

- Plan de fortalecimiento y reimpulso del centro de formación y capacitación socialista "Simón Rodríguez".
- Fortalecimiento y reimpulso del Centro de Divulgación y Difusión José Martí.
- Aseguramiento y control de calidad de obras en las áreas de suelo, concreto y asfalto.
- Fortalecimiento de la superestructura tecnológico y logística de Fundalanavial.
- Investigación y desarrollo de agregados no convencionales y nuevos materiales, con aplicación en obras civiles.

Esto le permitirá a la Fundación, fortalecer el desarrollo de diversas áreas investigativas, fomentando la ciencia y la tecnología al servicio del desarrollo nacional, con metas físicas, orientadas principalmente en la adquisición y mantenimiento de equipos de laboratorios y acreditaciones de los ensayos de laboratorio, bajo el contexto de la norma ISO/IEC 17025 (International Organization for Standardization)/(International Electrotechnical Commission).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**445.244.173**
INGRESOS CORRIENTES ORDINARIOS	445.244.173
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	424.326.936
Venta de otros bienes y servicios	424.326.936
TRANSFERENCIAS CORRIENTES	20.917.237
Transferencias corrientes del sector público	20.917.237
Transferencias corrientes internas recibidas del sector público	20.917.237
De la República	20.917.237
INGRESOS DE CAPITAL	**6.397.760**
RECURSOS PROPIOS DE CAPITAL	6.397.760
Incremento de la depreciación y amortización acumuladas	6.397.760
TOTAL RECURSOS	**451.641.933**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**400.572.069**
GASTOS DE CONSUMO	397.472.960
Remuneraciones	146.876.827
Sueldos, salarios y otras retribuciones	73.017.575
Beneficios y complementos de sueldos y salarios	30.945.843
Aportes patronales	4.661.693
Prestaciones sociales y otras indemnizaciones	10.206.689
Asistencia socioeconómica	28.045.027
Compra de bienes y servicios	217.340.649
Bienes de consumo	123.972.569
Servicios no personales	93.368.080
Impuestos indirectos	26.857.724
Depreciación y amortización	6.397.760
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.099.109
Al sector privado	3.099.109
Transferencias corrientes al sector privado	728.868
Directas a personas	728.868
Pensiones y otros beneficios asociados	368.388
Jubilaciones y otros beneficios asociados	360.480
Donaciones corrientes al sector privado	2.370.241
Donaciones a personas	1.372.621
Donaciones a instituciones sin fines de lucro	997.620
GASTOS DE CAPITAL	**19.772.364**
INVERSIÓN REAL DIRECTA	19.772.364
Formación bruta de capital fijo	19.772.364
Maquinaria, equipos y otros bienes muebles	19.772.364

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**31.297.500**
DISMINUCIÓN DE PASIVOS	31.297.500
Disminución de cuentas y efectos por pagar	31.297.500
Disminución de cuentas y efectos por pagar a corto plazo	31.297.500
Disminución cuentas por pagar a proveedores a corto plazo	31.297.500
TOTAL GASTOS	**451.641.933**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124482	Plan de fortalecimiento y reimpulso del centro de formación y capacitación socialista "Simón Rodríguez"	Curso			43	3.890.360				3.890.360
124497	Fortalecimiento y reimpulso del centro de divulgación y difusión José Martí	Documental			2.000	2.762.909				2.762.909
124634	Aseguramiento y control de calidad de obras en las áreas de Suelo, concreto y asfalto	Control			1.289	245.977.207				245.977.207
124658	Fortalecimiento de la superestructura tecnológico-logística de Fundalanavial	Equipo			220	43.749.327				43.749.327
124767	Investigación y desarrollo de agregados no convencionales y nuevos materiales con aplicación en obras civiles	Estudio			10	5.398.490				5.398.490
	TOTAL					**301.778.293**				**301.778.293**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	54.861.336	20.917.237			75.778.573
02	Gestión administrativa	73.356.199				73.356.199
03	Previsión y protección social	728.868				728.868
	TOTAL	**128.946.403**	**20.917.237**			**149.863.640**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**156**	**169**		**325**	**34.551.674**		**34.551.674**
Alto Nivel y de Dirección		1		1	345.647		345.647
Directivo	11	10		21	3.800.950		3.800.950
Profesional y Técnico	53	58		111	12.650.452		12.650.452
Personal Administrativo	92	100		192	17.754.625		17.754.625
Personal Contratado	**27**	**43**		**70**	**3.307.317**		**3.307.317**
Profesional y Técnico	10	15		25	1.254.258		1.254.258
Personal Administrativo	17	28		45	2.053.059		2.053.059
TOTAL	**183**	**212**		**395**	**37.858.991**		**37.858.991**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**2**	**4**	**360.480**
Empleados	2	2	4	360.480
Pensionados	**1**	**1**	**2**	**368.388**
Empleados	1	1	2	368.388
TOTAL	**3**	**3**	**6**	**728.868**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	146.876.827
4.02	Materiales, suministros y mercancías	123.972.569
4.03	Servicios no personales	120.225.804
4.04	Activos reales	19.772.364
4.07	Transferencias y donaciones	3.099.109
4.08	Otros gastos	6.397.760
4.11	Disminución de pasivos	31.297.500
	TOTAL	**451.641.933**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**445.244.173**
INGRESOS CORRIENTES ORDINARIOS	445.244.173
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	424.326.936
Venta de otros bienes y servicios	424.326.936
TRANSFERENCIAS CORRIENTES	20.917.237
Transferencias corrientes del sector público	20.917.237
Transferencias corrientes internas recibidas del sector público	20.917.237
De la República	20.917.237
Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas	20.917.237
- Recursos Ordinarios	20.917.237
1.2 GASTOS CORRIENTES	**400.572.069**
GASTOS DE CONSUMO	397.472.960
Remuneraciones	146.876.827
Sueldos, salarios y otras retribuciones	73.017.575
Beneficios y complementos de sueldos y salarios	30.945.843
Aportes patronales	4.661.693
Prestaciones sociales y otras indemnizaciones	10.206.689
Asistencia socioeconómica	28.045.027
Compra de bienes y servicios	217.340.649
Bienes de consumo	123.972.569
Servicios no personales	93.368.080
Impuestos indirectos	26.857.724
Depreciación y amortización	6.397.760
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.099.109
Al sector privado	3.099.109
Transferencias corrientes al sector privado	728.868
Directas a personas	728.868
Pensiones y otros beneficios asociados	368.388

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	360.480
Donaciones corrientes al sector privado	2.370.241
Donaciones a personas	1.372.621
Donaciones a instituciones sin fines de lucro	997.620
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**44.672.104**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**51.069.864**
RECURSOS PROPIOS DE CAPITAL	51.069.864
Ahorro en cuenta corriente	44.672.104
Incremento de la depreciación y amortización acumuladas	6.397.760
2.2 GASTOS DE CAPITAL	**19.772.364**
INVERSIÓN REAL DIRECTA	19.772.364
Formación bruta de capital fijo	19.772.364
Maquinaria, equipos y otros bienes muebles	19.772.364
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**31.297.500**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**31.297.500**
SUPERÁVIT FINANCIERO	31.297.500
3.2 APLICACIONES FINANCIERAS	**31.297.500**
DISMINUCIÓN DE PASIVOS	31.297.500
Disminución de cuentas y efectos por pagar	31.297.500
Disminución de cuentas y efectos por pagar a corto plazo	31.297.500
Disminución cuentas por pagar a proveedores a corto plazo	31.297.500

A0659

Instituto de Ferrocarriles del Estado (IFE)

INSTITUTO DE FERROCARRILES DEL ESTADO (IFE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto de Ferrocarriles del Estado (IFE), creado en atención a lo previsto en la Ley del Instituto Autónomo de Ferrocarriles del Estado, publicado en la Gaceta Oficial de la República de Venezuela N° 2.844 Extraordinario del 27 de agosto de 1981, tiene como misión institucional ser el órgano ejecutor y regulador del Sistema de Transporte Ferroviario Nacional, dedicado a su estudio, construcción, ampliación, operación, mantenimiento y explotación integral, en armonía con el medio ambiente, garantizando que el servicio de transporte de pasajeros y de carga, se realice conforme con los estándares internacionales de eficiencia, calidad y seguridad.

Siguiendo las directrices del Ejecutivo Nacional establecidos en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, orientará sus acciones a cumplir el III Objetivo Histórico: "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político, dentro de la Gran Potencia Naciente de América Latina y el Caribe, para garantizar la conformación de una zona de paz en Nuestra América", profundizando el desarrollo de la nueva geopolítica nacional, a través de la integración del territorio nacional, mediante los corredores multimodales de infraestructura: transporte terrestre, ferroviario, aéreo, fluvial, energía eléctrica, gas, petróleo, agua y telecomunicaciones, operacionalizando en la práctica, los objetivos estratégicos y generales de culminar la construcción y rehabilitación de los tramos ferroviarios en ejecución y desarrollar nuevos tramos, como columna vertebral de los Ejes de Integración y Desarrollo, para el transporte de pasajeros, productos agrícolas, industriales y bienes comerciales.

En tal sentido, el Instituto mantendrá el impulso al Plan Nacional de Desarrollo Ferroviario, haciendo énfasis en la etapa 2007 - 2015, por lo que se dará continuidad a la construcción de las obras de infraestructura ferroviaria, que se vienen ejecutando en el marco del referido Plan.

En materia de equidad social, continuará materializando su Contratación Colectiva 2013-2016, donde se evidencian los principios de oportunidad, igualdad y justicia social para los trabajadores y trabajadoras de la Institución, lo que se traduce en la prestación de un servicio con mayor calidad.

Por otra parte, se continuará con el transporte de carga en el Sistema Ferroviario Centro-Occidental "Simón Bolívar", tramo Puerto Cabello-Barquisimeto-Yaritagua-Acarigua-Turén, que se inició durante el año 2014, a través de la implementación del Plan Cayapa, ejecutado conjuntamente con el Órgano de Adscripción y otros entes gubernamentales. Asimismo, se ejecutará el mantenimiento en toda su infraestructura y en los servicios interrelacionados a la operación.

Para el Sistema Ferroviario Central "Ezequiel Zamora", tramo Caracas - Cúa, se culminará el proceso para la adquisición y recepción del nuevo material rodante y de la ampliación de los patios y estacionamientos, ejecutándose las pruebas funcionales de los vagones nuevos que vayan arribando al país, para su inmediata incorporación a la operación comercial, garantizándose el mantenimiento en todos sus subsistemas, para la prestación de un servicio seguro y confiable.

Por último, conscientes de la responsabilidad social que este Instituto conlleva con otros entes gubernamentales, se continuarán aplicando las políticas sociales que acompañan a los sectores más necesitados, a lo largo de los diferentes trazados ferroviarios, impulsando una mayor cohesión interinstitucional, que permita dar respuesta inmediata a las diferentes necesidades presentes en las comunidades aledañas.

Para dar cumplimiento a las metas y objetivos trazados, se plantea los siguientes objetivos estratégicos:

- Continuar la construcción del Sistema Ferroviario Central "Ezequiel Zamora", tramo Puerto Cabello-La Encrucijada. Subtramo: La Encrucijada - San Diego.
- Continuar la construcción del Sistema Ferroviario Eje Norte - Llanero "Emilio Arévalo Cedeño", tramo Tinaco-Anaco. Subtramo: Valle de la Pascua - Dos Caminos.
- Culminar la Rehabilitación del Sistema Ferroviario Centro-Occidental "Simón Bolívar", tramo Puerto Cabello-Barquisimeto-Yaritagua-Acarigua-Turén, cubriendo los requerimientos de su mantenimiento para la prestación de un servicio comercial óptimo y confiable.
- Garantizar la operación comercial del Sistema Ferroviario Central "Ezequiel Zamora", tramo Caracas-Cúa, a través de la aplicación de los mantenimientos necesarios, en todos sus componentes.
- Implantar políticas sociales que mitiguen los impactos de las actividades constructivas, en las comunidades aledañas a los trazados ferroviarios.
- Continuar el proceso de fortalecimiento institucional, que permita adaptarse a las nuevas dinámicas y exigencias de la Administración Pública, en la búsqueda de la eficiencia y eficacia en la gestión.
- Continuar la ejecución de la Contratación Colectiva 2013-2016 del IFE, que permite elevar los niveles de calidad de vida de sus trabajadores y trabajadoras.
- Culminar el proceso de adquisición del nuevo material rodante y la ampliación de los patios y estacionamiento de la línea Caracas - Cúa, ejecutándose las pruebas funcionales del material rodante que arribe al país, para su inmediata incorporación a la operación comercial.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.118.999.508**
INGRESOS CORRIENTES ORDINARIOS	1.118.999.508
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	96.000.000
Venta de otros bienes y servicios	96.000.000
INGRESOS DE LA PROPIEDAD	5.117.106
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	5.117.106
Alquileres	2.717.106
Alquileres de tierras y terrenos	2.400.000
TRANSFERENCIAS CORRIENTES	1.017.439.411
Transferencias corrientes del sector público	1.017.439.411
Transferencias corrientes internas recibidas del sector público	1.017.439.411
De la República	1.017.439.411
OTROS INGRESOS	442.991
Otros ingresos ordinarios	442.991
INGRESOS DE CAPITAL	**1.292.305.622**
RECURSOS PROPIOS DE CAPITAL	12.800.000
Incremento de la depreciación y amortización acumuladas	12.800.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.279.505.622
Transferencias y donaciones de capital del sector público	1.279.505.622
Transferencias de capital recibidas del sector público	1.279.505.622
De la República	1.279.505.622
TOTAL RECURSOS	**2.411.305.130**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.075.283.497**
GASTOS DE CONSUMO	981.036.491
Remuneraciones	805.437.715
Sueldos, salarios y otras retribuciones	257.522.688
Beneficios y complementos de sueldos y salarios	138.479.279
Aportes patronales	31.655.240
Prestaciones sociales y otras indemnizaciones	114.272.725
Asistencia socioeconómica	263.507.783
Compra de bienes y servicios	136.002.481
Bienes de consumo	55.005.450
Servicios no personales	80.997.031
Impuestos indirectos	26.796.295
Depreciación y amortización	12.800.000
GASTOS DE LA PROPIEDAD	300.000
Derechos sobre bienes intangibles	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	92.947.006
Al sector privado	91.447.006
Transferencias corrientes al sector privado	89.047.006
Directas a personas	86.154.506
Pensiones y otros beneficios asociados	19.582.413
Jubilaciones y otros beneficios asociados	66.572.093
A instituciones sin fines de lucro	2.892.500
Donaciones corrientes al sector privado	2.400.000
Donaciones a personas	2.400.000
Al sector público	1.500.000
Transferencias corrientes al sector público	1.500.000
A entes descentralizados con fines empresariales no petroleros	1.500.000
OTROS GASTOS CORRIENTES	1.000.000
Otros gastos corrientes	1.000.000
Bienes y servicios para la venta	1.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**1.336.021.633**
INVERSIÓN REAL DIRECTA	1.336.021.633
Formación bruta de capital fijo	1.335.521.633
Maquinaria, equipos y otros bienes muebles	1.320.405.622
Construcciones de bienes de dominio privado	15.116.011
Bienes intangibles	500.000
TOTAL GASTOS	**2.411.305.130**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
112797	A06590020000	Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa	02/11/2011	30/09/2015	489.499.721	1.279.505.622			1.769.005.343
TOTAL					**489.499.721**	**1.279.505.622**			**1.769.005.343**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
112797	Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa	Kilómetro			1		1.279.505.622			1.279.505.622
	TOTAL						**1.279.505.622**			**1.279.505.622**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		828.548.464			828.548.464
02	Gestión administrativa	114.360.097	102.736.441			217.096.538
03	Previsión y protección social		86.154.506			86.154.506
	TOTAL	**114.360.097**	**1.017.439.411**			**1.131.799.508**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**879**	**1.562**	**109**	**2.550**	**155.724.395**		**155.724.395**
Directivo	1	14		15	924.238		924.238
Profesional y Técnico	553	774		1.327	81.764.200		81.764.200
Personal Administrativo	267	539		806	49.662.355		49.662.355
Personal Médico	1	1		2	123.232		123.232
Obrero	57	234	109	400	23.250.370		23.250.370
Personal Contratado	**176**	**226**		**402**	**26.439.350**		**26.439.350**
Profesional y Técnico	98	69		167	12.302.466		12.302.466
Personal Administrativo	77	156		233	13.989.549		13.989.549
Personal Médico	1	1		2	147.335		147.335
TOTAL	**1.055**	**1.788**	**109**	**2.952**	**182.163.745**		**182.163.745**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**85**	**299**	**384**	**66.572.093**
Empleados	33	134	167	29.099.556
Obreros	52	165	217	37.472.537
Pensionados	**81**	**33**	**114**	**19.582.413**
Empleados	36	20	56	9.370.726
Obreros	45	13	58	10.211.687
TOTAL	**166**	**332**	**498**	**86.154.506**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	805.437.715
4.02	Materiales, suministros y mercancías	56.005.450
4.03	Servicios no personales	108.093.326
4.04	Activos reales	1.336.021.633
4.07	Transferencias y donaciones	92.947.006
4.08	Otros gastos	12.800.000
	TOTAL	**2.411.305.130**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.118.999.508**
INGRESOS CORRIENTES ORDINARIOS	1.118.999.508
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	96.000.000
Venta de otros bienes y servicios	96.000.000
INGRESOS DE LA PROPIEDAD	5.117.106
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	5.117.106
Alquileres	2.717.106
Alquileres de tierras y terrenos	2.400.000
TRANSFERENCIAS CORRIENTES	1.017.439.411
Transferencias corrientes del sector público	1.017.439.411
Transferencias corrientes internas recibidas del sector público	1.017.439.411
De la República	1.017.439.411
Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas	1.017.439.411
- Recursos Ordinarios	1.017.439.411
OTROS INGRESOS	442.991
Otros ingresos ordinarios	442.991
1.2 GASTOS CORRIENTES	**1.075.283.497**
GASTOS DE CONSUMO	981.036.491
Remuneraciones	805.437.715
Sueldos, salarios y otras retribuciones	257.522.688
Beneficios y complementos de sueldos y salarios	138.479.279
Aportes patronales	31.655.240
Prestaciones sociales y otras indemnizaciones	114.272.725
Asistencia socioeconómica	263.507.783
Compra de bienes y servicios	136.002.481
Bienes de consumo	55.005.450
Servicios no personales	80.997.031
Impuestos indirectos	26.796.295

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Depreciación y amortización	12.800.000
GASTOS DE LA PROPIEDAD	300.000
Derechos sobre bienes intangibles	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	92.947.006
Al sector privado	91.447.006
Transferencias corrientes al sector privado	89.047.006
Directas a personas	86.154.506
Pensiones y otros beneficios asociados	19.582.413
Jubilaciones y otros beneficios asociados	66.572.093
A instituciones sin fines de lucro	2.892.500
Donaciones corrientes al sector privado	2.400.000
Donaciones a personas	2.400.000
Al sector público	1.500.000
Transferencias corrientes al sector público	1.500.000
A entes descentralizados con fines empresariales no petroleros	1.500.000
OTROS GASTOS CORRIENTES	1.000.000
Otros gastos corrientes	1.000.000
Bienes y servicios para la venta	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**43.716.011**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.336.021.633**
RECURSOS PROPIOS DE CAPITAL	56.516.011
Ahorro en cuenta corriente	43.716.011
Incremento de la depreciación y amortización acumuladas	12.800.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.279.505.622
Transferencias y donaciones de capital del sector público	1.279.505.622
Transferencias de capital recibidas del sector público	1.279.505.622
De la República	1.279.505.622
Ministerio del Poder Popular para Transporte Terrestre y Obras Públicas	1.279.505.622
- Proyectos por Endeudamiento	1.279.505.622

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa	1.279.505.622
2.2 GASTOS DE CAPITAL	**1.336.021.633**
INVERSIÓN REAL DIRECTA	1.336.021.633
Formación bruta de capital fijo	1.335.521.633
Maquinaria, equipos y otros bienes muebles	1.320.405.622
Construcciones de bienes de dominio privado	15.116.011
Bienes intangibles	500.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

68
Ministerio del Poder Popular para Industrias

Ministerio del Poder Popular para Industrias

A0024 Corporación Venezolana de Guayana (CVG)

A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas

A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)

A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

A0024

Corporación Venezolana de Guayana (CVG)

CORPORACIÓN VENEZOLANA DE GUAYANA (CVG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Corporación Venezolana de Guayana (CVG), adscrita al Ministerio del Poder Popular para Industrias, creada mediante Decreto N° 430 de fecha 29 de diciembre de 1960, está orientada a cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sustentable en coordinación con otras instituciones, a los fines de impulsar el nuevo modelo socio-productivo del país.

Con esta visión y en el marco de los lineamientos dictados por el Ejecutivo Nacional, la CVG se ha convertido en la agencia de desarrollo regional, cuya responsabilidad se fundamenta en la promoción de inversiones; la planificación concertada del desarrollo y la coordinación interinstitucional de los agentes del territorio, este último, como elemento clave y necesario para la atracción de inversiones que le den coherencia a los esfuerzos que desde la región, acometen los distintos agentes territoriales, garantizando de esta manera, gobernabilidad mediante instrumentos de gestión compartida y facilitando los procesos para la realización de proyectos y programas que dinamicen el desarrollo de la Región Guayana.

En base a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, dando cumplimiento a la Ley Orgánica de Planificación, la Ley Orgánica de la Administración Financiera del Sector Público y su Reglamento N° 1, Sobre el Sistema Presupuestario, en concordancia con los lineamientos establecidos por el Ministerio del Poder Popular de Economía, Finanzas y Banca Pública, la Oficina Nacional de Presupuesto, el Ministerio del Poder Popular para Industrias y los lineamientos internos de la Corporación Venezolana de Guayana, formuló el Proyecto de Presupuesto 2015, estimando el Presupuesto de Ingresos y Fuentes de Financiamiento en Bs. 2.914.928.206.

La Corporación Venezolana de Guayana (CVG), establece como prioridad la eficiente ejecución de su presupuesto en el marco de una gestión administrativa transparente y efectiva que garantice el total cumplimiento de las metas y objetivos propuesto en los proyectos de inversión social y productivo, por lo tanto, la estructura de gastos a nivel de proyecto se ubica en Bs. 575.709.403, y las Acciones Centralizadas en Bs. 2.339.218.803.

Para el año 2015, la Corporación Venezolana de Guayana en el marco de los lineamientos emanados del Ejecutivo Nacional y de las políticas y líneas estratégicas de la Institución, orientará sus acciones hacia la ejecución de los siguientes proyectos:

- Producción de agua potable y saneamiento de aguas servidas en los estados Amazonas, Delta Amacuro y Sur de Anzoátegui (Soledad).
- Construcción de viviendas en la zona de desarrollo de Guayana (ZDG).
- Elaboración y ejecución de un programa de desarrollo socioproductivo para las comunidades de los espacios funcionales de la zona de desarrollo de Guayana.
- Diseño y construcción de una planta para el manejo integral de los desechos industriales almacenados y generados por CVG, sus empresas tuteladas y otras empresas.
- Fortalecimiento del centro de producción e investigación agrícola "Hato Gil".
- Instalación y puesta en marcha de una planta procesadora de leche.
- Instalación de una planta para recepción, secado y almacenamiento de cereales.
- Establecimiento de una línea de aserrío, en el sector Areiba, Municipio Casacoima, estado Delta Amacuro.
- Mejoras y repotenciación de la red de silos CVG.
- Construcción y Rehabilitación de edificaciones de educación superior en los estados Bolívar y Delta Amacuro.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.486.415.879**
INGRESOS CORRIENTES ORDINARIO	1.486.415.879
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	73.628.524
Venta de otros bienes y servicios	73.628.524
TRANSFERENCIAS CORRIENTES	801.025.513
Transferencias corrientes del sector público	801.025.513
Transferencias corrientes internas recibidas del sector público	801.025.513
De la República	801.025.513
OTROS INGRESOS	611.761.842
Otros ingresos ajenos a la operación	220.921.839
Otros ingresos ordinarios	390.840.003
INGRESOS DE CAPITAL	**9.171.371**
RECURSOS PROPIOS DE CAPITAL	9.171.371
Venta y/o desincorporación de activos fijos	2.360.000
De activos fijos	2.360.000
Incremento de la depreciación y amortización acumuladas	6.811.371
FUENTES DE FINANCIAMIENTO	**1.419.340.956**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.354.340.956
Disminución de otros activos financieros	1.354.340.956
Disminución de disponibilidades	154.582.684
Disminución de bancos	154.582.684
Disminución de cuentas por cobrar a corto plazo	1.199.758.272
Disminución de cuentas comerciales por cobrar a corto plazo	1.199.758.272
INCREMENTO DE PASIVOS	65.000.000
Incremento de cuentas y efectos por pagar	65.000.000
Incremento de cuentas y efectos por pagar a mediano y largo plazo	65.000.000
Incremento de efectos por pagar a contratistas a mediano y largo plazo	65.000.000
TOTAL RECURSOS	**2.914.928.206**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.824.453.714**
GASTOS DE CONSUMO	1.720.787.149
Remuneraciones	704.258.948
Sueldos, salarios y otras retribuciones	360.437.211
Beneficios y complementos de sueldos y salarios	140.308.955
Aportes patronales	43.075.959
Prestaciones sociales y otras indemnizaciones	72.671.617
Asistencia socioeconómica	82.957.642
Otros gastos de personal	4.807.564
Compra de bienes y servicios	937.293.941
Bienes de consumo	340.922.430
Servicios no personales	596.371.511
Impuestos indirectos	72.422.889
Depreciación y amortización	6.811.371
TRANSFERENCIAS Y DONACIONES CORRIENTES	103.666.565
Al sector privado	101.566.565
Transferencias corrientes al sector privado	96.766.565
Directas a personas	96.766.565
Pensiones y otros beneficios asociados	23.946.062
Jubilaciones y otros beneficios asociados	72.820.503
Donaciones corrientes al sector privado	4.800.000
Donaciones a personas	4.300.000
Donaciones a instituciones sin fines de lucro	500.000
Al sector público	2.100.000
Transferencias corrientes al sector público	410.000
A los entes descentralizados sin fines empresariales para sus gastos	340.000
Al Poder Municipal	70.000
Donaciones corrientes al sector público	1.690.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
A la República	70.000
A los entes descentralizados sin fines empresariales	1.620.000
GASTOS DE CAPITAL	**524.184.783**
INVERSIÓN REAL DIRECTA	304.062.944
Formación bruta de capital fijo	296.725.444
Maquinaria, equipos y otros bienes muebles	160.584.376
Construcciones de bienes de dominio privado	122.026.068
Construcciones de bienes de dominio público	14.115.000
Bienes intangibles	7.337.500
INVERSIÓN FINANCIERA	220.121.839
Aportes en acciones y participaciones de capital	220.121.839
Al sector público	220.121.839
A entes descentralizados con fines empresariales no petroleros	220.121.839
APLICACIONES FINANCIERAS	**566.289.709**
DISMINUCIÓN DE PASIVOS	566.289.709
Disminución de cuentas y efectos por pagar	410.745.362
Disminución de cuentas y efectos por pagar a corto plazo	410.745.362
Disminución de aportes patronales y retenciones laborales por pagar	79.902.740
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	35.753.461
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	44.149.279
Disminución cuentas por pagar a proveedores a corto plazo	260.465.112
Disminución cuentas por pagar a contratistas a corto plazo	70.377.510
Disminución de otros pasivos	155.544.347
Disminución de obligaciones de ejercicios anteriores	155.544.347
TOTAL GASTOS	**2.914.928.206**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
99856	A00240042000	Producción de agua potable y saneamiento de aguas servidas en los estados Amazonas, Delta Amacuro y Sur de Anzoátegui (Soledad)	01/01/2009	31/12/2015	163.091.156	90.079.642			253.170.798
100088	A00240050000	Construcción de viviendas en la zona de desarrollo de Guayana (ZDG)	01/01/2009	31/12/2015	481.090.252	424.928.775			906.019.027
112107	A00240068000	Elaboración y ejecución de un programa de desarrollo socioproductivo para las comunidades de los espacios funcionales de la zona de desarrollo de Guayana	02/01/2011	31/12/2016	35.490.060	22.849.451	70.527.204		128.866.715
112113	A00240067000	Diseño y construcción de una planta para el manejo integral de los desechos industriales almacenados y generados por CVG, sus empresas tuteladas y otras empresas	01/01/2011	31/12/2017	15.888.211	3.653.391	3.681.154	1.000.000	24.222.756
119072	A00240073000	Fortalecimiento del centro de producción e investigación agrícola "Hato Gil"	01/01/2013	31/12/2017	15.619.442	11.032.656	28.782.366	34.639.763	90.074.227
122200	A00240075000	Instalación y puesta en marcha de una planta procesadora de leche	01/01/2015	31/12/2017		757.947	50.169.515		50.927.462
122213	A00240076000	Instalación de una planta para recepción, secado y almacenamiento de cereales	01/01/2015	31/12/2016		2.200.516	62.583.662		64.784.178
122315	A00240077000	Establecimiento de una línea de Aserrío, en el sector Areiba, Municipio Casacoima, estado Delta Amacuro	01/01/2015	31/12/2016		815.527	43.646.548		44.462.075
123271	A00240079000	Mejoras y repotenciación de la red de silos CVG	01/01/2015	31/12/2017		2.749.200	49.174.063	15.598.036	67.521.299
126760	A00240078000	Construcción y rehabilitación de edificaciones de educación superior en los estados Bolívar y Delta Amacuro	01/01/2015	31/12/2017		16.642.298	76.538.117	57.770.870	150.951.285
		TOTAL			711.179.121	575.709.403	385.102.629	109.008.669	1.780.999.822

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
99856	Producción de agua potable y saneamiento de aguas servidas en los estados Amazonas, Delta Amacuro y Sur de Anzoátegui (Soledad)	Metro cúbico			335.545.391	60.000.000	30.079.642			90.079.642
100088	Construcción de viviendas en la zona de desarrollo de Guayana (ZDG)	Vivienda			3.544	356.696.095	3.232.680		65.000.000	424.928.775
112107	Elaboración y ejecución de un programa de desarrollo socioproductivo para las comunidades de los espacios funcionales de la zona de desarrollo de Guayana	Participante	16.500	3.374	19.874	1.803.060	21.046.391			22.849.451
112113	Diseño y construcción de una Planta para el manejo integral de los desechos industriales almacenados y generados por CVG, sus empresas tuteladas y otras empresas	Fase			7	2.360.000	1.293.391			3.653.391
119072	Fortalecimiento del centro de producción e investigación agrícola "Hato Gil"	Planta			519.030	2.622.640	8.410.016			11.032.656
122200	Instalación y puesta en marcha de una planta procesadora de leche	Fase			3	130.000	627.947			757.947
122213	Instalación de una planta para recepción, secado y almacenamiento de cereales	Fase			3	1.239.000	961.516			2.200.516

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122315	Establecimiento de una línea de aserrío, en el Sector Areiba, Municipio Casacoima, Estado Delta Amacuro	Fase			3	520.000	295.527			815.527
123271	Mejoras y repotenciación de la red de silos CVG	Fase			3	2.106.000	643.200			2.749.200
126760	Construcción y rehabilitación de edificaciones de educación superior en los estados Bolívar y Delta Amacuro.	Edificación			7	14.330.403	2.311.895			16.642.298
	TOTAL					441.807.198	68.902.205		65.000.000	575.709.403

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	12.520.846	635.356.743			647.877.589
02	Gestión administrativa	1.594.574.649				1.594.574.649
03	Previsión y protección social		96.766.565			96.766.565
	TOTAL	**1.607.095.495**	**732.123.308**			**2.339.218.803**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.012**	**1.734**		**2.746**	**199.106.107**		**199.106.107**
Alto Nivel y de Dirección		4		4	729.698		729.698
Directivo	61	77		138	20.639.304		20.639.304
Profesional y Técnico	444	453		897	90.859.325		90.859.325
Personal Administrativo	283	187		470	34.629.289		34.629.289
Personal Docente	31			31	2.559.244		2.559.244
Personal Médico	12	12		24	1.943.169		1.943.169
Obrero	181	1.001		1.182	47.746.078		47.746.078
Personal Contratado	**96**	**54**		**150**	**6.220.200**		**6.220.200**
Profesional y Técnico	25	18		43	1.806.000		1.806.000
Personal Administrativo	16	19		35	1.470.000		1.470.000
Personal Docente	15	2		17	714.000		714.000
Personal Médico	3	2		5	210.000		210.000
Obrero	37	13		50	2.020.200		2.020.200
TOTAL	**1.108**	**1.788**		**2.896**	**205.326.307**		**205.326.307**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**396**	**373**	**769**	**72.820.503**
Alto Nivel y de Dirección		1	1	1.268.779
Médicos	7	2	9	838.497
Empleados	342	258	600	55.899.784
Docentes	3		3	279.499
Obreros	44	112	156	14.533.944
Pensionados	**195**	**75**	**270**	**23.946.062**
Médicos		1	1	88.689
Empleados	193	74	267	23.679.995
Docentes	2		2	177.378
TOTAL	**591**	**448**	**1.039**	**96.766.565**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	704.258.948
4.02	Materiales, suministros y mercancías	340.922.430
4.03	Servicios no personales	668.794.400
4.04	Activos reales	304.062.944
4.05	Activos financieros	220.121.839
4.07	Transferencias y donaciones	103.666.565
4.08	Otros gastos	6.811.371
4.11	Disminución de pasivos	566.289.709
	TOTAL	**2.914.928.206**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.486.415.879**
INGRESOS CORRIENTES ORDINARIO	1.486.415.879
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	73.628.524
Venta de otros bienes y servicios	73.628.524
TRANSFERENCIAS CORRIENTES	801.025.513
Transferencias corrientes del sector público	801.025.513
Transferencias corrientes internas recibidas del sector público	801.025.513
De la República	801.025.513
Ministerio del Poder Popular para Industrias	801.025.513
- Recursos Ordinarios	801.025.513
OTROS INGRESOS	611.761.842
Otros ingresos ajenos a la operación	220.921.839
Otros ingresos ordinarios	390.840.003
1.2 GASTOS CORRIENTES	**1.824.453.714**
GASTOS DE CONSUMO	1.720.787.149
Remuneraciones	704.258.948
Sueldos, salarios y otras retribuciones	360.437.211
Beneficios y complementos de sueldos y salarios	140.308.955
Aportes patronales	43.075.959
Prestaciones sociales y otras indemnizaciones	72.671.617
Asistencia socioeconómica	82.957.642
Otros gastos de personal	4.807.564
Compra de bienes y servicios	937.293.941
Bienes de consumo	340.922.430
Servicios no personales	596.371.511
Impuestos indirectos	72.422.889
Depreciación y amortización	6.811.371

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	103.666.565
Al sector privado	101.566.565
Transferencias corrientes al sector privado	96.766.565
Directas a personas	96.766.565
Pensiones y otros beneficios asociados	23.946.062
Jubilaciones y otros beneficios asociados	72.820.503
Donaciones corrientes al sector privado	4.800.000
Donaciones a personas	4.300.000
Donaciones a instituciones sin fines de lucro	500.000
Al sector público	2.100.000
Transferencias corrientes al sector público	410.000
A los entes descentralizados sin fines empresariales para sus gastos	340.000
Al Poder Municipal	70.000
Donaciones corrientes al sector público	1.690.000
A la República	70.000
A los entes descentralizados sin fines empresariales	1.620.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(338.037.835)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(328.866.464)**
RECURSOS PROPIOS DE CAPITAL	(328.866.464)
Desahorro en cuenta corriente	(338.037.835)
Venta y/o desincorporación de activos fijos	2.360.000
De activos fijos	2.360.000
Incremento de la depreciación y amortización acumuladas	6.811.371
2.2 GASTOS DE CAPITAL	**524.184.783**
INVERSIÓN REAL DIRECTA	304.062.944
Formación bruta de capital fijo	296.725.444

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Maquinaria, equipos y otros bienes muebles	160.584.376
Construcciones de bienes de dominio privado	122.026.068
Construcciones de bienes de dominio público	14.115.000
Bienes intangibles	7.337.500
INVERSIÓN FINANCIERA	220.121.839
Aportes en acciones y participaciones de capital	220.121.839
Al sector público	220.121.839
A entes descentralizados con fines empresariales no petroleros	220.121.839
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(853.051.247)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.419.340.956**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.354.340.956
Disminución de otros activos financieros	1.354.340.956
Disminución de disponibilidades	154.582.684
Disminución de bancos	154.582.684
Disminución de cuentas por cobrar a corto plazo	1.199.758.272
Disminución de cuentas comerciales por cobrar a corto plazo	1.199.758.272
INCREMENTO DE PASIVOS	65.000.000
Incremento de cuentas y efectos por pagar	65.000.000
Incremento de cuentas y efectos por pagar a mediano y largo plazo	65.000.000
Incremento de efectos por pagar a contratistas a mediano y largo plazo	65.000.000
3.2 APLICACIONES FINANCIERAS	**1.419.340.956**
DISMINUCIÓN DE PASIVOS	566.289.709
Disminución de cuentas y efectos por pagar	410.745.362
Disminución de cuentas y efectos por pagar a corto plazo	410.745.362
Disminución de aportes patronales y retenciones laborales por pagar	79.902.740

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	35.753.461
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	44.149.279
Disminución cuentas por pagar a proveedores a corto plazo	260.465.112
Disminución cuentas por pagar a contratistas a corto plazo	70.377.510
Disminución de otros pasivos	155.544.347
Disminución de obligaciones de ejercicios anteriores	155.544.347
DÉFICIT FINANCIERO	853.051.247

A0233

Registro Nacional Único de Operadores de Sustancias Químicas Controladas

REGISTRO NACIONAL ÚNICO DE OPERADORES DE SUSTANCIAS QUÍMICAS CONTROLADAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Registro Nacional Único de Operadores de Sustancias Químicas Controladas, es un servicio desconcentrado, autónomo encargado del control administrativo de la producción, fabricación, preparación, transformación, almacenamiento, comercialización, corretaje, exportación, importación, transporte y desecho, así como cualquier otro tipo de transacciones en las que se encuentren involucradas las sustancias químicas controladas. Este control está dirigido a las personas naturales y jurídicas que se encuentren involucradas en cualquiera de las actividades antes mencionadas. Todo ello enmarcado en la Ley Orgánica de Drogas, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.510 de fecha 15/09/2010.

Para el año 2015, el ente prevé la ejecución de un (1) proyecto a saber, el "Sistema de información de registro, evaluación y control de los operadores de las sustancias químicas controladas a nivel nacional", todo ello enmarcado en la razón de ser de este servicio desconcentrado.

Para el Ejercicio Económico Financiero 2015, el presupuesto de gastos del ente asciende a Bs. 12.698.403, el cual será financiado con recursos propios por un monto de Bs. 50.000 y transferencias del Ministerio del Poder Popular para Industrias por Bs. 12.648.403.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**12.648.403**
INGRESOS CORRIENTES ORDINARIOS	12.648.403
TRANSFERENCIAS CORRIENTES	12.648.403
Transferencias corrientes del sector público	12.648.403
Transferencias corrientes internas recibidas del sector público	12.648.403
De la República	12.648.403
INGRESOS DE CAPITAL	**50.000**
RECURSOS PROPIOS DE CAPITAL	50.000
Incremento de la depreciación y amortización acumuladas	50.000
TOTAL RECURSOS	**12.698.403**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**12.129.231**
GASTOS DE CONSUMO	11.019.262
Remuneraciones	10.061.088
Sueldos, salarios y otras retribuciones	2.924.863
Beneficios y complementos de sueldos y salarios	2.338.653
Prestaciones sociales y otras indemnizaciones	399.434
Asistencia socioeconómica	4.398.138
Compra de bienes y servicios	908.174
Bienes de consumo	908.174
Depreciación y amortización	50.000
GASTOS DE LA PROPIEDAD	1.109.969
Derechos sobre bienes intangibles	1.109.969
GASTOS DE CAPITAL	**569.172**
INVERSIÓN REAL DIRECTA	569.172
Formación bruta de capital fijo	569.172
Maquinaria, equipos y otros bienes muebles	569.172
TOTAL GASTOS	**12.698.403**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126475	Sistema de información de registro, evaluación y control de los operadores de las sustancias químicas controladas a nivel nacional	Registro			8.000		4.295.080			4.295.080
TOTAL							**4.295.080**			**4.295.080**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.496.400			6.496.400
02	Gestión administrativa	50.000	1.856.923			1.906.923
TOTAL		**50.000**	**8.353.323**			**8.403.323**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**20**	**20**		**40**	**2.175.858**		**2.175.858**
Personal Administrativo	20	20		40	2.175.858		2.175.858
TOTAL	20	20		40	2.175.858		2.175.858

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	10.061.088
4.02	Materiales, suministros y mercancías	908.174
4.03	Servicios no personales	1.109.969
4.04	Activos reales	569.172
4.08	Otros gastos	50.000
	TOTAL	**12.698.403**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**12.648.403**
INGRESOS CORRIENTES ORDINARIOS	12.648.403
TRANSFERENCIAS CORRIENTES	12.648.403
Transferencias corrientes del sector público	12.648.403
Transferencias corrientes internas recibidas del sector público	12.648.403
De la República	12.648.403
Ministerio del Poder Popular para Industrias	12.648.403
- Recursos Ordinarios	12.648.403
1.2 GASTOS CORRIENTES	**12.129.231**
GASTOS DE CONSUMO	11.019.262
Remuneraciones	10.061.088
Sueldos, salarios y otras retribuciones	2.924.863
Beneficios y complementos de sueldos y salarios	2.338.653
Prestaciones sociales y otras indemnizaciones	399.434
Asistencia socioeconómica	4.398.138
Compra de bienes y servicios	908.174
Bienes de consumo	908.174
Depreciación y amortización	50.000
GASTOS DE LA PROPIEDAD	1.109.969
Derechos sobre bienes intangibles	1.109.969
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**519.172**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**569.172**
RECURSOS PROPIOS DE CAPITAL	569.172
Ahorro en cuenta corriente	519.172
Incremento de la depreciación y amortización acumuladas	50.000
2.2 GASTOS DE CAPITAL	**569.172**
INVERSIÓN REAL DIRECTA	569.172
Formación bruta de capital fijo	569.172
Maquinaria, equipos y otros bienes muebles	569.172
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0846

Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi)

INSTITUTO NACIONAL DE DESARROLLO PARA LA PEQUEÑA Y MEDIANA INDUSTRIA (Inapymi)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi), de acuerdo con las competencias que le son propias, contempladas en el Artículo 17 del Decreto N° 6.215 con Rango, Valor y Fuerza de Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria y Unidades de Producción Social, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.890 Extraordinario de fecha 31/07/2008, tiene previsto para el ejercicio económico-financiero 2015 las siguientes acciones:

- Fortalecer a las pequeñas y medianas industrias y unidades de propiedad social para el desarrollo de la soberanía económica dentro del nuevo modelo productivo socialista, otorgando financiamiento oportuno, mediante la aprobación de 200 créditos nuevos, asistencia técnica integral y se desarrollarán centros de distribución y comercialización que garanticen el éxito en la conformación de las cadenas productivas.
- Rehabilitar y mantener la plataforma industrial del Instituto para el desarrollo de actividades enmarcadas dentro de la economía productiva, a fin de generar una infraestructura adecuada que permita la instalación de nuevas tecnologías y maximicen la producción de los bienes; y por otra parte, diseñar y desarrollar manuales para el aprendizaje y la transformación continua de conocimiento especializado.
- Crear y fortalecer las taquillas únicas de trámites para la producción de las unidades socio productivas.

Para el Ejercicio Económico Financiero 2015, el presupuesto de gastos del ente asciende a Bs. 974.129.745, el cual será financiado con recursos propios por un monto de Bs. 468.023.613 y transferencias del Ministerio del Poder Popular para Industrias por Bs. 506.106.132.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**470.241.453**
INGRESOS CORRIENTES ORDINARIO	470.241.453
INGRESOS DE OPERACIÓN	34.135.321
Ingresos	34.135.321
TRANSFERENCIAS CORRIENTES	436.106.132
Transferencias corrientes del sector público	436.106.132
Transferencias corrientes internas recibidas del sector público	436.106.132
De la República	436.106.132
INGRESOS DE CAPITAL	**323.601.343**
RECURSOS PROPIOS DE CAPITAL	3.273.000
Incremento de la depreciación y amortización acumuladas	3.273.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	70.000.000
Transferencias y donaciones de capital del sector público	70.000.000
Transferencias de capital recibidas del sector público	70.000.000
De la República	70.000.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.328.343
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	250.328.343
Al sector privado	250.328.343
FUENTES DE FINANCIAMIENTO	**180.286.949**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	180.286.949
Disminución de otros activos financieros	180.286.949
Disminución de disponibilidades	180.286.949
Disminución de bancos	180.286.949
TOTAL RECURSOS	**974.129.745**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**473.514.453**
GASTOS DE CONSUMO	454.955.153
Remuneraciones	344.485.557
Sueldos, salarios y otras retribuciones	103.436.862
Beneficios y complementos de sueldos y salarios	113.126.881
Aportes patronales	9.149.106
Prestaciones sociales y otras indemnizaciones	24.148.779
Asistencia socioeconómica	94.623.929
Compra de bienes y servicios	90.975.773
Bienes de consumo	45.104.999
Servicios no personales	45.870.774
Impuestos indirectos	16.220.823
Depreciación y amortización	3.273.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.559.300
Al sector privado	18.559.300
Transferencias corrientes al sector privado	18.559.300
Directas a personas	18.559.300
Pensiones y otros beneficios asociados	2.900.236
Jubilaciones y otros beneficios asociados	15.659.064
GASTOS DE CAPITAL	**497.615.292**
INVERSIÓN REAL DIRECTA	43.000.000
Formación bruta de capital fijo	42.924.589
Maquinaria, equipos y otros bienes muebles	11.967.764
Construcciones de bienes de dominio privado	30.956.825
Bienes intangibles	75.411
INVERSIÓN FINANCIERA	454.615.292
Concesión de préstamos a largo plazo	454.615.292
Al sector privado	454.615.292

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	1.500.000
Disminución de efectos por pagar a proveedores a corto plazo	1.500.000
Disminución de otras cuentas y efectos por pagar	1.500.000
Disminución de otras cuentas por pagar a corto plazo	1.500.000
TOTAL GASTOS	**974.129.745**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126078	Fortalecer el desarrollo integral de las pequeñas y medianas industrias, unidades de propiedad social o cualquier otra forma de asociación comunitaria, mediante el financiamiento y acompañamiento integral para contribuir al desarrollo del sector socio productivo e impulsar la capacidad exportadora de productos no tradicionales	Crédito			200	366.466.172	300.827.536			667.293.708
126206	Rehabilitación y Mantenimiento de la plataforma industrial del Instituto para el desarrollo de actividades enmarcadas dentro de la economía productiva	Obra			3	33.754.632	30.464.179			64.218.811
126218	Creación y fortalecimiento de taquillas únicas de trámites para la producción de las unidades socio productivas	Trámite			408.825	5.356.384				5.356.384
	TOTAL					405.577.188	331.291.715			736.868.903

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	29.112.843	99.777.919			128.890.762
02	Gestión administrativa	33.333.582	56.477.198			89.810.780
03	Previsión y protección social		18.559.300			18.559.300
	TOTAL	62.446.425	174.814.417			237.260.842

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**282**	**476**	**157**	**915**	**29.490.424**	**6.938.966**	**36.429.390**
Alto Nivel y de Dirección		1		1	29.760		29.760
Directivo	19	14	29	62	1.845.108	5.368.150	7.213.258
Profesional y Técnico	147	308	84	539	18.875.162	719.713	19.594.875
Personal Administrativo	64	36	24	124	3.718.768		3.718.768
Obrero	52	117	20	189	5.021.626	851.103	5.872.729
Personal Contratado	**192**	**173**		**365**	**7.939.742**		**7.939.742**
Profesional y Técnico	141	93		234	5.382.828		5.382.828
Personal Administrativo	51	80		131	2.556.914		2.556.914
TOTAL	**474**	**649**	**157**	**1.280**	**37.430.166**	**6.938.966**	**44.369.132**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**94**	**38**	**132**	**15.659.064**
Empleados	86	24	110	12.397.557
Obreros	8	14	22	3.261.507
Pensionados	**17**	**8**	**25**	**2.900.236**
Empleados	14	7	21	2.183.681
Obreros	3	1	4	716.555
TOTAL	**111**	**46**	**157**	**18.559.300**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	344.485.557
4.02	Materiales, suministros y mercancías	45.104.999
4.03	Servicios no personales	62.091.597
4.04	Activos reales	43.000.000
4.05	Activos financieros	454.615.292
4.07	Transferencias y donaciones	18.559.300
4.08	Otros gastos	3.273.000
4.11	Disminución de pasivos	3.000.000
	TOTAL	**974.129.745**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**470.241.453**
INGRESOS CORRIENTES ORDINARIO	470.241.453
INGRESOS DE OPERACIÓN	34.135.321
Ingresos	34.135.321
TRANSFERENCIAS CORRIENTES	436.106.132
Transferencias corrientes del sector público	436.106.132
Transferencias corrientes internas recibidas del sector público	436.106.132
De la República	436.106.132
Ministerio del Poder Popular para Industrias	436.106.132
- Recursos Ordinarios	436.106.132
1.2 GASTOS CORRIENTES	**473.514.453**
GASTOS DE CONSUMO	454.955.153
Remuneraciones	344.485.557
Sueldos, salarios y otras retribuciones	103.436.862
Beneficios y complementos de sueldos y salarios	113.126.881
Aportes patronales	9.149.106
Prestaciones sociales y otras indemnizaciones	24.148.779
Asistencia socioeconómica	94.623.929
Compra de bienes y servicios	90.975.773
Bienes de consumo	45.104.999
Servicios no personales	45.870.774
Impuestos indirectos	16.220.823
Depreciación y amortización	3.273.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.559.300
Al sector privado	18.559.300
Transferencias corrientes al sector privado	18.559.300
Directas a personas	18.559.300
Pensiones y otros beneficios asociados	2.900.236

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	15.659.064
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.273.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**320.328.343**
RECURSOS PROPIOS DE CAPITAL	
Desahorro en cuenta corriente	(3.273.000)
Incremento de la depreciación y amortización acumuladas	3.273.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	70.000.000
Transferencias y donaciones de capital del sector público	70.000.000
Transferencias de capital recibidas del sector público	70.000.000
De la República	70.000.000
Ministerio del Poder Popular para Industrias	70.000.000
- Recursos Ordinarios	70.000.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.328.343
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	250.328.343
Al sector privado	250.328.343
2.2 GASTOS DE CAPITAL	**497.615.292**
INVERSIÓN REAL DIRECTA	43.000.000
Formación bruta de capital fijo	42.924.589
Maquinaria, equipos y otros bienes muebles	11.967.764
Construcciones de bienes de dominio privado	30.956.825
Bienes intangibles	75.411
INVERSIÓN FINANCIERA	454.615.292
Concesión de préstamos a largo plazo	454.615.292
Al sector privado	454.615.292

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(177.286.949)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**180.286.949**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	180.286.949
Disminución de otros activos financieros	180.286.949
Disminución de disponibilidades	180.286.949
Disminución de bancos	180.286.949
3.2 APLICACIONES FINANCIERAS	**180.286.949**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	1.500.000
Disminución de efectos por pagar a proveedores a corto plazo	1.500.000
Disminución de otras cuentas y efectos por pagar	1.500.000
Disminución de otras cuentas por pagar a corto plazo	1.500.000
DÉFICIT FINANCIERO	177.286.949

A0927

Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin)

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (Fondoin)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin), con competencia en materia ambiental, adscrito al Ministerio del Poder Popular para Industrias, está enmarcado en los lineamientos estratégicos de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, que coadyuva a la transformación económica, social y cultural de la nación, de allí que el propósito fundamental de Fondoin ha sido promover y conducir la reconversión tecnológica necesaria para eliminar el consumo de las sustancias perjudiciales que agotan la capa de ozono.

El Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin), es la única institución de carácter técnico en Venezuela, especializada en el tema del uso, consumo, producción y manejo de sustancias que perjudican la capa de ozono. En este sentido, el Fondo estima ingresos para ejecutar sus operaciones por un monto de Bs. 9.607.451, de los cuales Bs. 1.198.642 se destinarán a la ejecución del proyecto y Bs. 8.408.809 para las Acciones Centralizadas.

Para el año 2015, Fondoin ha orientado su política de gastos en cubrir las necesidades básicas de operación y funcionamiento que permita cumplir de manera óptima con los objetivos y metas institucionales. De esta forma, para el Ejercicio Económico Financiero 2015 persigue la consolidación de las líneas estratégicas emanadas por el Ejecutivo Nacional, permitiendo una acción efectiva del Ente.

El ámbito de competencia de Fondoin es a nivel nacional, para satisfacer las necesidades de la población del país, relacionado con la eliminación progresiva de las Sustancias Agotadoras de la Capa de Ozono (SAO), en cumplimiento del Protocolo de Montreal, con el propósito de ejecutar las actividades enmarcadas en el Plan Nacional de Eliminación Progresiva de los Hidroclorofluorocarburos (HCFC) y en la instrumentación de políticas en gestión productiva y ambiental dirigidas a las unidades de producción.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**9.582.651**
INGRESOS CORRIENTES ORDINARIOS	7.494.995
TRANSFERENCIAS CORRIENTES	7.494.995
Transferencias corrientes del sector público	7.494.995
Transferencias corrientes internas recibidas del sector público	7.494.995
De la República	7.494.995
INGRESOS CORRIENTES EXTRAORDINARIOS	2.087.656
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.087.656
Transferencias y donaciones corrientes recibidas del sector externo	2.087.656
Transferencias corrientes recibidas del exterior	2.087.656
De organismos internacionales	2.087.656
INGRESOS DE CAPITAL	**24.800**
RECURSOS PROPIOS DE CAPITAL	24.800
Incremento de la depreciación y amortización acumuladas	24.800
TOTAL RECURSOS	**9.607.451**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**9.359.451**
GASTOS DE CONSUMO	9.259.841
Remuneraciones	6.290.938
Sueldos, salarios y otras retribuciones	1.772.402
Beneficios y complementos de sueldos y salarios	1.776.592
Aportes patronales	329.806
Prestaciones sociales y otras indemnizaciones	173.828
Asistencia socioeconómica	2.238.310
Compra de bienes y servicios	2.609.480
Bienes de consumo	915.827
Servicios no personales	1.693.653
Impuestos indirectos	334.623
Depreciación y amortización	24.800
OTROS GASTOS CORRIENTES	99.610
Otros gastos corrientes	99.610
Otras perdidas	99.610
GASTOS DE CAPITAL	**248.000**
INVERSIÓN REAL DIRECTA	248.000
Formación bruta de capital fijo	248.000
Maquinaria, equipos y otros bienes muebles	248.000
TOTAL GASTOS	**9.607.451**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126608	Proyecto nacional de eliminación progresiva de las sustancias agotadoras de la capa de ozono SAO	tonelada			21				1.198.642	1.198.642
	TOTAL								**1.198.642**	**1.198.642**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.401.924		889.014	6.290.938
02	Gestión administrativa	24.800	2.093.071			2.117.871
	TOTAL	**24.800**	**7.494.995**		**889.014**	**8.408.809**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**9**		**22**	**563.618**		**563.618**
Alto Nivel y de Dirección	1			1	46.508		46.508
Profesional y Técnico	5	5		10	319.176		319.176
Personal Administrativo	7	4		11	197.934		197.934
TOTAL	**13**	**9**		**22**	**563.618**		**563.618**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	6.290.938
4.02	Materiales, suministros y mercancías	915.827
4.03	Servicios no personales	2.028.276
4.04	Activos reales	248.000
4.08	Otros gastos	124.410
	TOTAL	**9.607.451**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**9.582.651**
INGRESOS CORRIENTES ORDINARIOS	7.494.995
TRANSFERENCIAS CORRIENTES	7.494.995
Transferencias corrientes del sector público	7.494.995
Transferencias corrientes internas recibidas del sector público	7.494.995
De la República	7.494.995
Ministerio del Poder Popular para Industrias	7.494.995
- Recursos Ordinarios	7.494.995
INGRESOS CORRIENTES EXTRAORDINARIOS	2.087.656
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.087.656
Transferencias y donaciones corrientes recibidas del sector externo	2.087.656
Transferencias corrientes recibidas del exterior	2.087.656
De organismos internacionales	2.087.656
1.2 GASTOS CORRIENTES	**9.359.451**
GASTOS DE CONSUMO	9.259.841
Remuneraciones	6.290.938
Sueldos, salarios y otras retribuciones	1.772.402
Beneficios y complementos de sueldos y salarios	1.776.592
Aportes patronales	329.806
Prestaciones sociales y otras indemnizaciones	173.828
Asistencia socioeconómica	2.238.310
Compra de bienes y servicios	2.609.480
Bienes de consumo	915.827
Servicios no personales	1.693.653
Impuestos indirectos	334.623
Depreciación y amortización	24.800

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	99.610
Otros gastos corrientes	99.610
Otras perdidas	99.610
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**223.200**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**248.000**
RECURSOS PROPIOS DE CAPITAL	248.000
Ahorro en cuenta corriente	223.200
Incremento de la depreciación y amortización acumuladas	24.800
2.2 GASTOS DE CAPITAL	**248.000**
INVERSIÓN REAL DIRECTA	248.000
Formación bruta de capital fijo	248.000
Maquinaria, equipos y otros bienes muebles	248.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

Exhibit C to the Annual Report on Form 18-K of the Bolivarian Republic of Venezuela

2015 Annual Budget Vol. 4 of 5

REPÚBLICA BOLIVARIANA DE VENEZUELA



19 DE ABRIL DE 1810
20 DE FEBRERO DE 1859
INDEPENDENCIA
FEDERACIÓN
REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO
PARA EL EJERCICIO FISCAL
2015

Título III

TOMO III

70
Ministerio del Poder Popular de Economía, Finanzas y Banca Pública

Ministerio del Poder Popular de Economía, Finanzas y Banca Pública

A0121 Superintendencia de las Instituciones del Sector Bancario (SUDEBAN)

A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)

A0185 Superintendencia Nacional de Valores

A0279 Superintendencia de Bienes Públicos

A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná, (CORPOTULIPA)

A0806 Fondo de Protección Social de los Depósitos Bancarios (FOGADE)

A0944 Superintendencia de Seguridad Social

A0955 Servicio Autónomo Comisión Nacional de Lotería (CONALOT)

A1370 Superintendencia de la Actividad Aseguradora

A1377 Bolsa Pública de Valores Bicentenaria

A0121

Superintendencia de las Instituciones del Sector Bancario (SUDEBAN)

SUPERINTENDENCIA DE LAS INSTITUCIONES DEL SECTOR BANCARIO (Sudeban)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Superintendencia de las Instituciones del Sector Bancario (Sudeban), es el órgano rector de la supervisión, fiscalización, regulación y control de los entes sometidos a su control, Institución al servicio del Estado y de las personas, cuya actuación dará preferencia a la atención de los requerimientos de la población y a la satisfacción de sus necesidades, debiendo asegurar a los ciudadanos sus derechos, cuando se relacionen con ella. Además, tiene entre sus objetivos, la mejora continua de los procedimientos y servicios administrativos, conforme a las políticas fijadas por el Ejecutivo Nacional, teniendo en cuenta los recursos disponibles.

Los ingresos de la Sudeban, están conformados por las contribuciones especiales provenientes de las instituciones supervisadas así como, los ingresos por actividades propias, generados por la venta de publicaciones y los intereses por colocaciones a plazo y rendimientos en las cuentas corrientes.

El presupuesto de gastos estimado para el Ejercicio Económico Financiero 2015, responde a las necesidades detectadas, formulándose al efecto un (01) proyecto, orientando la programación de las metas físicas, de acuerdo con los siguientes planteamientos:

- Supervisión Bancaria: la Sudeban fortalecerá la supervisión a través de la ejecución de una supervisión bancaria integral basada en dos principios fundamentales: inspección In Situ y supervisión Extra Situ, definidos como macro procesos orientados a obtener una evaluación global, cuantitativa y cualitativa de la calidad de los sistemas con los que los Entes supervisados identifican, miden, administran y controlan sus riesgos desde el punto de vista financiero y tecnológico; así como, aplicar el control y seguimiento de la calidad de los servicios bancarios y prevención de legitimación de capitales.

A través de las políticas de coberturas de los servicios a prestar por la Institución, se logrará:

- Efectuar la supervisión, regulación e inspección de las instituciones financieras a través del proceso de supervisión integral y la emisión de normas preventivas, con el objeto de preservar los intereses de los depositantes y coadyuvar a la estabilidad del sistema financiero.
- Generalizar en forma clara y transparente la información sobre el sistema bancario que genera la Institución.
- Proporcionar al público en general, la atención integral, oportuna y efectiva en materia de denuncias, reclamos y consultas relacionadas con las operaciones del sistema bancario, con el objetivo de garantizar el cumplimiento de las necesidades sociales, económicas y de justicia de los ciudadanos y ciudadanas del Estado Venezolano. Así como, atender los lineamientos del Ejecutivo en cuanto a que los organismos públicos deban diseñar proyectos que promuevan la conciencia del deber social, mediante el trabajo comunitario o servicio voluntario de sus trabajadores.
- Atender los requerimientos de la información financiera formulados por el Ministerio Público y demás órganos de investigación penal competentes, a objeto de prevenir e investigar los delitos relacionados con la delincuencia organizada.
- Atender la gestión social: Surge como una política de Estado enmarcada dentro de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, partiendo del enfoque de la Suprema Felicidad del pueblo venezolano y contribuye con uno de los Objetivos Institucionales de la Sudeban, con la finalidad de ayudar a los ciudadanos y ciudadanas más necesitados y con bajos recursos económicos en materia de salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.336.507.176**
INGRESOS CORRIENTES ORDINARIOS	2.336.507.176
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	40.000
Venta de otros bienes y servicios	40.000
INGRESOS DE LA PROPIEDAD	25.243.637
Intereses	25.243.637
Intereses internos	25.243.637
Intereses por depósitos	25.243.637
TRANSFERENCIAS CORRIENTES	2.311.223.539
Transferencias corrientes internas recibidas del sector privado	2.311.223.539
De empresas privadas	2.311.223.539
INGRESOS DE CAPITAL	**24.756.363**
RECURSOS PROPIOS DE CAPITAL	24.756.363
Incremento de la depreciación y amortización acumuladas	24.756.363
TOTAL RECURSOS	**2.361.263.539**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.050.319.171**
GASTOS DE CONSUMO	1.803.778.376
Remuneraciones	1.308.133.757
Sueldos, salarios y otras retribuciones	469.816.244
Beneficios y complementos de sueldos y salarios	376.776.264
Aportes patronales	34.311.022
Prestaciones sociales y otras indemnizaciones	107.472.075
Asistencia socioeconómica	319.758.152
Compra de bienes y servicios	428.945.474
Bienes de consumo	145.000.510
Servicios no personales	283.944.964
Impuestos indirectos	41.942.782
Depreciación y amortización	24.756.363
TRANSFERENCIAS Y DONACIONES CORRIENTES	246.540.795
Al sector privado	206.383.995
Transferencias corrientes al sector privado	86.613.592
Directas a personas	86.613.592
Pensiones y otros beneficios asociados	18.445.983
Jubilaciones y otros beneficios asociados	68.167.609
Donaciones corrientes al sector privado	119.770.403
Donaciones a personas	79.901.103
Donaciones a instituciones sin fines de lucro	19.137.264
Donaciones corrientes a consejos comunales	20.732.036
Al sector público	39.869.300
Donaciones corrientes al sector público	39.869.300
A la República	15.947.720
A los entes descentralizados sin fines empresariales	20.732.036
Al Poder Estadal	1.594.772
Al Poder Municipal	1.594.772

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Al sector externo	287.500
Transferencias corrientes al exterior	287.500
A organismos internacionales	287.500
GASTOS DE CAPITAL	**285.355.651**
INVERSIÓN REAL DIRECTA	285.355.651
Formación bruta de capital fijo	265.998.473
Maquinaria, equipos y otros bienes muebles	194.748.473
Construcciones de bienes de dominio privado	71.250.000
Bienes intangibles	19.357.178
APLICACIONES FINANCIERAS	**25.588.717**
DISMINUCIÓN DE PASIVOS	25.588.717
Disminución de cuentas y efectos por pagar	22.788.717
Disminución de cuentas y efectos por pagar a corto plazo	22.788.717
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.500.000
Disminución de aportes patronales y retenciones laborales por pagar	2.000.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	50.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	1.950.000
Disminución cuentas por pagar a proveedores a corto plazo	618.750
Disminución cuentas por pagar a contratistas a corto plazo	15.669.967
Disminución de otros pasivos	2.800.000
Disminución de provisiones y reservas técnicas	2.800.000
Disminución de provisiones	2.800.000
Disminución de provisiones para despidos	1.500.000
Disminución de provisiones para beneficios sociales	1.300.000
TOTAL GASTOS	**2.361.263.539**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126667	Supervisión bancaria	Informe			6.873				379.775.085	379.775.085
TOTAL									379.775.085	379.775.085

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				1.023.895.551	1.023.895.551
02	Gestión administrativa	50.040.000			820.916.377	870.956.377
03	Previsión y protección social				86.636.526	86.636.526
TOTAL		50.040.000			1.931.448.454	1.981.488.454

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**528**	**439**	**162**	**1.129**	**163.891.290**		**163.891.290**
Alto Nivel y de Dirección	1			1	762.588		762.588
Directivo	18	13	5	36	14.303.878		14.303.878
Profesional y Técnico	388	300	127	815	126.150.521		126.150.521
Personal Administrativo	92	95	20	207	17.886.215		17.886.215
Obrero	29	31	10	70	4.788.088		4.788.088
Personal Contratado	**30**	**30**		**60**	**16.280.000**		**16.280.000**
Profesional y Técnico	30	30		60	16.280.000		16.280.000
TOTAL	**558**	**469**	**162**	**1.189**	**180.171.290**		**180.171.290**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**70**	**51**	**121**	**68.167.609**
Empleados	70	51	121	68.167.609
Pensionados	**18**	**8**	**26**	**18.445.983**
Empleados	18	8	26	18.445.983
TOTAL	**88**	**59**	**147**	**86.613.592**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.308.133.757
4.02	Materiales, suministros y mercancías	145.000.510
4.03	Servicios no personales	325.887.746
4.04	Activos reales	285.355.651
4.07	Transferencias y donaciones	246.540.795
4.08	Otros gastos	24.756.363
4.11	Disminución de pasivos	25.588.717
	TOTAL	**2.361.263.539**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.336.507.176**
INGRESOS CORRIENTES ORDINARIOS	2.336.507.176
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	40.000
Venta de otros bienes y servicios	40.000
INGRESOS DE LA PROPIEDAD	25.243.637
Intereses	25.243.637
Intereses internos	25.243.637
Intereses por depósitos	25.243.637
TRANSFERENCIAS CORRIENTES	2.311.223.539
Transferencias corrientes internas recibidas del sector privado	2.311.223.539
De empresas privadas	2.311.223.539
1.2 GASTOS CORRIENTES	**2.050.319.171**
GASTOS DE CONSUMO	1.803.778.376
Remuneraciones	1.308.133.757
Sueldos, salarios y otras retribuciones	469.816.244
Beneficios y complementos de sueldos y salarios	376.776.264
Aportes patronales	34.311.022
Prestaciones sociales y otras indemnizaciones	107.472.075
Asistencia socioeconómica	319.758.152
Compra de bienes y servicios	428.945.474
Bienes de consumo	145.000.510
Servicios no personales	283.944.964
Impuestos indirectos	41.942.782
Depreciación y amortización	24.756.363
TRANSFERENCIAS Y DONACIONES CORRIENTES	246.540.795
Al sector privado	206.383.995

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	86.613.592
Directas a personas	86.613.592
Pensiones y otros beneficios asociados	18.445.983
Jubilaciones y otros beneficios asociados	68.167.609
Donaciones corrientes al sector privado	119.770.403
Donaciones a personas	79.901.103
Donaciones a instituciones sin fines de lucro	19.137.264
Donaciones corrientes a consejos comunales	20.732.036
Al sector público	39.869.300
Donaciones corrientes al sector público	39.869.300
A la República	15.947.720
A los entes descentralizados sin fines empresariales	20.732.036
Al Poder Estadal	1.594.772
Al Poder Municipal	1.594.772
Al sector externo	287.500
Transferencias corrientes al exterior	287.500
A organismos internacionales	287.500
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**286.188.005**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**310.944.368**
RECURSOS PROPIOS DE CAPITAL	310.944.368
Ahorro en cuenta corriente	286.188.005
Incremento de la depreciación y amortización acumuladas	24.756.363
2.2 GASTOS DE CAPITAL	**285.355.651**
INVERSIÓN REAL DIRECTA	285.355.651
Formación bruta de capital fijo	265.998.473
Maquinaria, equipos y otros bienes muebles	194.748.473
Construcciones de bienes de dominio privado	71.250.000
Bienes intangibles	19.357.178

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.3 RESULTADO FINANCIERO : SUPERAVIT	**25.588.717**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**25.588.717**
SUPERÁVIT FINANCIERO	25.588.717
3.2 APLICACIONES FINANCIERAS	**25.588.717**
DISMINUCIÓN DE PASIVOS	25.588.717
Disminución de cuentas y efectos por pagar	22.788.717
Disminución de cuentas y efectos por pagar a corto plazo	22.788.717
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.500.000
Disminución de aportes patronales y retenciones laborales por pagar	2.000.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	50.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	1.950.000
Disminución cuentas por pagar a proveedores a corto plazo	618.750
Disminución cuentas por pagar a contratistas a corto plazo	15.669.967
Disminución de otros pasivos	2.800.000
Disminución de provisiones y reservas técnicas	2.800.000
Disminución de provisiones	2.800.000
Disminución de provisiones para despidos	1.500.000
Disminución de provisiones para beneficios sociales	1.300.000

A0122

Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

SERVICIO AUTÓNOMO DE PRESTACIONES SOCIALES DE LOS ORGANISMOS DE LA ADMINISTRACIÓN CENTRAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo de Prestaciones de los Organismos de la Administración Central, dentro de sus competencias le corresponde asegurar el pago de Prestaciones Sociales e intereses sobre Prestaciones Sociales al personal empleado, obrero y docente egresado, conforme a las disposiciones legales y convención colectiva, cuya liquidación y trámite para el pago de las prestaciones sociales, se encuentra pendiente en el organismo del cual egresa. En tal sentido, se han estimado cancelar las Prestaciones Sociales a 10.875 egresados con una inversión social de Bs 297.500.000, los cuales serán cancelados a los beneficiarios a través de los diversos mecanismos que poseen la banca pública y el Banco Central de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**260.000.000**
INGRESOS CORRIENTES ORDINARIOS	260.000.000
TRANSFERENCIAS CORRIENTES	260.000.000
Transferencias corrientes del sector público	260.000.000
Transferencias corrientes internas recibidas del sector público	260.000.000
De la República	260.000.000
FUENTES DE FINANCIAMIENTO	**37.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	37.500.000
Disminución de otros activos financieros	37.500.000
Disminución de disponibilidades	37.500.000
Disminución de bancos	37.500.000
TOTAL RECURSOS	**297.500.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**297.500.000**
DISMINUCIÓN DE PASIVOS	297.500.000
Disminución de otros pasivos	297.500.000
Disminución de otros pasivos a corto plazo	297.500.000
TOTAL GASTOS	**297.500.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126664	Tramitación y pago de prestaciones sociales de los organismos de la administración central	Pago			10.875	37.500.000	260.000.000			297.500.000
					TOTAL	**37.500.000**	**260.000.000**			**297.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.11	Disminución de pasivos	297.500.000
	TOTAL	**297.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**260.000.000**
INGRESOS CORRIENTES ORDINARIOS	260.000.000
TRANSFERENCIAS CORRIENTES	260.000.000
Transferencias corrientes del sector público	260.000.000
Transferencias corrientes internas recibidas del sector público	260.000.000
De la República	260.000.000
Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	260.000,000
- Recursos Ordinarios	260.000.000
1.2 GASTOS CORRIENTES	
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**260.000.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**260.000.000**
RECURSOS PROPIOS DE CAPITAL	260.000.000
Ahorro en cuenta corriente	260.000.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**260.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**297.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	37.500.000
Disminución de otros activos financieros	37.500.000
Disminución de disponibilidades	37.500.000
Disminución de bancos	37.500.000
SUPERÁVIT FINANCIERO	260.000.000
3.2 APLICACIONES FINANCIERAS	**297.500.000**
DISMINUCIÓN DE PASIVOS	297.500.000
Disminución de otros pasivos	297.500.000
Disminución de otros pasivos a corto plazo	297.500.000

A0123

Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACIÓN ADUANERA Y TRIBUTARIA (Seniat)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), teniendo como base las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialismo de Desarrollo Económico y Social de la Nación 2013 – 2019 y los objetivos estratégicos del Servicio, elaboró el proyecto de presupuesto siguiendo las políticas, lineamientos y directrices emanados del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública y de la Oficina Nacional de Presupuesto, y de acuerdo a lo establecido en el Decreto 6.649 de fecha 25 de marzo de 2009, mediante el cual se eliminó el Gasto Suntuario o Superfluo en el Sector Público Nacional, integrando lo que fueron las acciones específicas de los proyectos estratégicos "Sistema Tributario Socialista" y "Sistema Aduanero Socialista", que concluyen en 2014, a la Acción Centralizada del Plan Operativo Anual Institucional 2015, a fin de continuar consolidando los logros alcanzados en los últimos cinco (5) años en el marco de los referidos proyectos.

En este sentido, la planificación está acompañada de un presupuesto acorde con las necesidades financieras del servicio, para atender los gastos relacionados con la adquisición de materiales y suministros, los contratos por servicios básicos, los gastos de mantenimiento y reparaciones menores de equipos e infraestructura, y la promoción del uso eficiente de la energía, fundamentales para el buen desempeño institucional, así como para el cumplimiento de los componentes tecnológicos y de asistencia técnica que demandan las políticas y estrategias de la gestión institucional.

Asimismo, se priorizan en las acciones centralizadas los compromisos con las trabajadoras y trabajadores, además de los gastos relacionados con la protección y atención integral a las familias y personas en refugios del Seniat.

Las principales políticas que apuntan al cumplimiento de los Objetivos Históricos Nacionales, así como a los objetivos estratégicos institucionales, son las siguientes:

- La gestión de cobro extrajudicial y judicial, orientada a los sujetos pasivos de la relación jurídico-tributaria titulares de rentas o ganancias de capital y ganancias fortuitas.
- Distribución de la fuerza fiscal priorizando los programas de combate a la defraudación tributaria, a los titulares de rentas o ganancias de capital y ganancias fortuitas; programas dirigidos a las personas o entidades que capten ingresos provenientes de actividades desarrolladas por el Estado; y a programas referidos a las personas o entidades beneficiarias de regímenes liberatorios, suspensivos y devolutivos de impuestos.
- El fortalecimiento del control aduanero, el combate al contrabando y disminución de las infracciones aduaneras con visión de seguridad y soberanía integral de la Nación.

Adicionalmente, para el Ejercicio Económico Financiero 2015 está contemplado la ejecución del proyecto "Estandarización del proceso de formulación del POA en las unidades operativas de Tributos Internos" y "Programa de modernización de aduana a nivel nacional".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**25.038.421.664**
INGRESOS CORRIENTES ORDINARIOS	25.038.421.664
INGRESOS NO TRIBUTARIOS	2.605.221.664
Tasas	2.605.221.664
INGRESOS DE LA PROPIEDAD	5.200.000
Intereses	5.200.000
Intereses internos	5.200.000
Intereses por depósitos	5.200.000
TRANSFERENCIAS CORRIENTES	22.428.000.000
Transferencias corrientes del sector público	22.428.000.000
Transferencias corrientes internas recibidas del sector público	22.428.000.000
De la República	22.428.000.000
INGRESOS DE CAPITAL	**164.916.000**
RECURSOS PROPIOS DE CAPITAL	164.916.000
Incremento de la depreciación y amortización acumuladas	164.916.000
FUENTES DE FINANCIAMIENTO	**19.662.336**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.662.336
Disminución de otros activos financieros	19.662.336
Disminución de disponibilidades	19.662.336
Disminución de bancos	19.662.336
TOTAL RECURSOS	**25.223.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**24.664.302.701**
GASTOS DE CONSUMO	23.917.750.782
Remuneraciones	3.161.594.941
Sueldos, salarios y otras retribuciones	642.471.174
Beneficios y complementos de sueldos y salarios	1.036.233.771
Aportes patronales	102.585.606
Prestaciones sociales y otras indemnizaciones	441.715.686
Asistencia socioeconómica	871.793.701
Otros gastos de personal	66.795.003
Compra de bienes y servicios	18.012.058.658
Bienes de consumo	508.297.005
Servicios no personales	17.503.761.653
Impuestos indirectos	2.579.181.183
Depreciación y amortización	164.916.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	746.551.919
Al sector privado	743.405.051
Transferencias corrientes al sector privado	666.405.059
Directas a personas	665.985.059
Pensiones y otros beneficios asociados	91.888.665
Jubilaciones y otros beneficios asociados	574.096.394
A instituciones sin fines de lucro	420.000
Donaciones corrientes al sector privado	76.999.992
Donaciones a personas	42.000.000
Donaciones a instituciones sin fines de lucro	34.999.992
Al sector público	2.100.000
Transferencias corrientes al sector público	2.100.000
A los entes descentralizados sin fines empresariales para sus gastos	2.100.000
Al sector externo	1.046.868
Transferencias corrientes al exterior	1.046.868

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	1.046.868
GASTOS DE CAPITAL	**539.034.963**
INVERSIÓN REAL DIRECTA	539.034.963
Formación bruta de capital fijo	536.583.231
Edificios e instalaciones	219.000
Maquinaria, equipos y otros bienes muebles	331.333.231
Bienes preexistentes	21.000
Construcciones de bienes de dominio privado	205.010.000
Bienes intangibles	2.451.732
APLICACIONES FINANCIERAS	**19.662.336**
DISMINUCIÓN DE PASIVOS	19.662.336
Disminución de cuentas y efectos por pagar	19.662.336
Disminución de cuentas y efectos por pagar a corto plazo	19.662.336
Disminución de sueldos, salarios y otras remuneraciones por pagar	9.831.168
Disminución cuentas por pagar a proveedores a corto plazo	9.831.168
TOTAL GASTOS	**25.223.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126431	Estandarización del proceso de formulación del POA en las unidades operativas de tributos internos	Documento			1	903.168				903.168
126875	Programa de Modernización de Aduanas a Nivel Nacional	Sistema			1		18.600.000.000			18.600.000.000
	TOTAL					**903.168**	**18.600.000.000**			**18.600.903.168**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.161.594.941			3.161.594.941
02	Gestión administrativa	2.787.884.192	420.000			2.788.304.192
03	Previsión y protección social		665.985.059			665.985.059
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	6.212.640				6.212.640
	TOTAL	**2.794.096.832**	**3.828.000.000**			**6.622.096.832**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4.971**	**3.900**		**8.871**	**517.043.691**	**31.410.054**	**548.453.745**
Alto Nivel y de Dirección		1		1	333.000		333.000
Directivo	175	245		420	24.326.074		24.326.074
Profesional y Técnico	3.071	2.181		5.252	291.912.892		291.912.892
Personal Administrativo	1.413	995		2.408	170.282.521		170.282.521
Obrero	312	478		790	30.189.204	31.410.054	61.599.258
Personal Contratado	**271**	**154**		**425**	**22.095.018**		**22.095.018**
Profesional y Técnico	271	154		425	22.095.018		22.095.018
TOTAL	**5.242**	**4.054**		**9.296**	**539.138.709**	**31.410.054**	**570.548.763**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1.218**	**785**	**2.003**	**574.096.394**
Empleados	1.218	785	2.003	574.096.394
Pensionados	**239**	**84**	**323**	**91.888.665**
Empleados	239	84	323	91.888.665
TOTAL	**1.457**	**869**	**2.326**	**665.985.059**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.161.594.941
4.02	Materiales, suministros y mercancías	508.297.005
4.03	Servicios no personales	20.082.942.836
4.04	Activos reales	539.034.963
4.07	Transferencias y donaciones	746.551.919
4.08	Otros gastos	164.916.000
4.11	Disminución de pasivos	19.662.336
	TOTAL	**25.223.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**25.038.421.664**
INGRESOS CORRIENTES ORDINARIOS	25.038.421.664
INGRESOS NO TRIBUTARIOS	2.605.221.664
Tasas	2.605.221.664
INGRESOS DE LA PROPIEDAD	5.200.000
Intereses	5.200.000
Intereses internos	5.200.000
Intereses por depósitos	5.200.000
TRANSFERENCIAS CORRIENTES	22.428.000.000
Transferencias corrientes del sector público	22.428.000.000
Transferencias corrientes internas recibidas del sector público	22.428.000.000
De la República	22.428.000.000
Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	22.428.000.000
-Recursos Ordinarios	3.828.000.000
-Proyecto por Endeudamiento	18.600.000.000
- Programa de Modernización de Aduana a Nivel Nacional	18.600.000.000
1.2 GASTOS CORRIENTES	**24.664.302.701**
GASTOS DE CONSUMO	23.917.750.782
Remuneraciones	3.161.594.941
Sueldos, salarios y otras retribuciones	642.471.174
Beneficios y complementos de sueldos y salarios	1.036.233.771
Aportes patronales	102.585.606
Prestaciones sociales y otras indemnizaciones	441.715.686
Asistencia socioeconómica	871.793.701
Otros gastos de personal	66.795.003
Compra de bienes y servicios	18.012.058.658
Bienes de consumo	508.297.005
Servicios no personales	17.503.761.653
Impuestos indirectos	2.579.181.183

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Depreciación y amortización	164.916.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	746.551.919
Al sector privado	743.405.051
Transferencias corrientes al sector privado	666.405.059
Directas a personas	665.985.059
Pensiones y otros beneficios asociados	91.888.665
Jubilaciones y otros beneficios asociados	574.096.394
A instituciones sin fines de lucro	420.000
Donaciones corrientes al sector privado	76.999.992
Donaciones a personas	42.000.000
Donaciones a instituciones sin fines de lucro	34.999.992
Al sector público	2.100.000
Transferencias corrientes al sector público	2.100.000
A los entes descentralizados sin fines empresariales para sus gastos	2.100.000
Al sector externo	1.046.868
Transferencias corrientes al exterior	1.046.868
A instituciones sin fines de lucro	1.046.868
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**374.118.963**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**539.034.963**
RECURSOS PROPIOS DE CAPITAL	539.034.963
Ahorro en cuenta corriente	374.118.963
Incremento de la depreciación y amortización acumuladas	164.916.000
2.2 GASTOS DE CAPITAL	**539.034.963**
INVERSIÓN REAL DIRECTA	539.034.963
Formación bruta de capital fijo	536.583.231
Edificios e instalaciones	219.000
Maquinaria, equipos y otros bienes muebles	331.333.231
Bienes preexistentes	21.000
Construcciones de bienes de dominio privado	205.010.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	2.451.732
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**19.662.336**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.662.336
Disminución de otros activos financieros	19.662.336
Disminución de disponibilidades	19.662.336
Disminución de bancos	19.662.336
3.2 APLICACIONES FINANCIERAS	**19.662.336**
DISMINUCIÓN DE PASIVOS	19.662.336
Disminución de cuentas y efectos por pagar	19.662.336
Disminución de cuentas y efectos por pagar a corto plazo	19.662.336
Disminución de sueldos, salarios y otras remuneraciones por pagar	9.831.168
Disminución cuentas por pagar a proveedores a corto plazo	9.831.168

A0185

Superintendencia Nacional de Valores

SUPERINTENDENCIA NACIONAL DE VALORES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Superintendencia Nacional de Valores, bajo la tutela administrativa del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública, es un ente encargado de regular y supervisar el funcionamiento del Mercado de Valores, y de estimular el desarrollo productivo del país, bajo la vigilancia y coordinación del Órgano Superior del Sistema Financiero Nacional.

En este sentido, la política presupuestaria a desarrollar para el Ejercicio Económico Financiero 2015, está vinculada a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, y particularmente en el objetivo histórico III "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz de Nuestra América".

Para ello la Superintendencia Nacional de Valores, pretende estimular y promover la incorporación de pequeños y medianos ahorristas, así como las pequeñas y medianas empresas al mercado de valores nacionales, garantizando la transparencia del mercado de valores y la protección de los inversores, mejorando y fortaleciendo los sistemas de regulación y control de los emisores e intermediarios de títulos, asegurando la mayor difusión de información financiera y el cumplimiento por parte de los entes intermediarios y emisores del mercado, de estándares internacionales de actuación y conducta, así como, de los principios de buen gobierno corporativo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**117.000.000**
INGRESOS CORRIENTES ORDINARIOS	117.000.000
INGRESOS NO TRIBUTARIOS	12.000.000
Ingresos por contribuciones especiales	12.000.000
TRANSFERENCIAS CORRIENTES	105.000.000
Transferencias corrientes del sector público	105.000.000
Transferencias corrientes internas recibidas del sector público	105.000.000
De la República	105.000.000
INGRESOS DE CAPITAL	**447.000**
RECURSOS PROPIOS DE CAPITAL	447.000
Incremento de la depreciación y amortización acumuladas	447.000
FUENTES DE FINANCIAMIENTO	**39.553.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	39.553.000
Disminución de otros activos financieros	39.553.000
Disminución de disponibilidades	39.553.000
Disminución de bancos	39.553.000
TOTAL RECURSOS	**157.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**149.194.114**
GASTOS DE CONSUMO	145.327.348
Remuneraciones	124.897.111
Sueldos, salarios y otras retribuciones	13.404.218
Beneficios y complementos de sueldos y salarios	46.075.267
Aportes patronales	1.174.921
Prestaciones sociales y otras indemnizaciones	14.558.055
Asistencia socioeconómica	46.681.795
Otros gastos de personal	3.002.855
Compra de bienes y servicios	17.054.963
Bienes de consumo	8.177.866
Servicios no personales	8.877.097
Impuestos indirectos	2.928.274
Depreciación y amortización	447.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.866.766
Al sector privado	3.794.876
Transferencias corrientes al sector privado	2.884.273
Directas a personas	2.884.273
Jubilaciones y otros beneficios asociados	2.884.273
Donaciones corrientes al sector privado	910.603
Donaciones a personas	479.265
Donaciones a instituciones sin fines de lucro	431.338
Al sector externo	71.890
Transferencias corrientes al exterior	71.890
A organismos internacionales	71.890
GASTOS DE CAPITAL	**7.605.886**
INVERSIÓN REAL DIRECTA	7.605.886
Formación bruta de capital fijo	6.360.886
Maquinaria, equipos y otros bienes muebles	6.135.886
Construcciones de bienes de dominio privado	225.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	1.245.000
APLICACIONES FINANCIERAS	**200.000**
DISMINUCIÓN DE PASIVOS	200.000
Disminución de cuentas y efectos por pagar	200.000
Disminución de cuentas y efectos por pagar a corto plazo	200.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
TOTAL GASTOS	**157.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126551	Regulación, fiscalización y supervisión del mercado de valores	Informe			16	6.000.000	34.890.951			40.890.951
126660	Modernización de la plataforma tecnológica de la superintendencia nacional de valores	Plataforma tecnológica			1	6.000.000	9.249.485			15.249.485
TOTAL						**12.000.000**	**44.140.436**			**56.140.436**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	19.411.508	60.859.564			80.271.072
02	Gestión administrativa	17.704.219				17.704.219
03	Previsión y protección social	2.884.273				2.884.273
TOTAL		**40.000.000**	**60.859.564**			**100.859.564**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**81**	**64**	**63**	**208**	**10.200.000**	**86.400**	**10.286.400**
Alto Nivel y de Dirección		1		1	204.985		204.985
Directivo	9	13	4	26	1.911.670	21.600	1.933.270
Profesional y Técnico	46	19	46	111	4.933.342		4.933.342
Personal Administrativo	22	11	12	45	1.850.003		1.850.003
Obrero	4	20	1	25	1.300.000	64.800	1.364.800
Personal Contratado	**3**	**2**		**5**	**500.000**		**500.000**
Profesional y Técnico	3	2		5	500.000		500.000
TOTAL	**84**	**66**	**63**	**213**	**10.700.000**	**86.400**	**10.786.400**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**14**	**6**	**20**	**2.884.273**
Empleados	14	6	20	2.884.273
TOTAL	**14**	**6**	**20**	**2.884.273**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	124.897.111
4.02	Materiales, suministros y mercancías	8.177.866
4.03	Servicios no personales	11.805.371
4.04	Activos reales	7.605.886
4.07	Transferencias y donaciones	3.866.766
4.08	Otros gastos	447.000
4.11	Disminución de pasivos	200.000
	TOTAL	**157.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**117.000.000**
INGRESOS CORRIENTES ORDINARIOS	117.000.000
INGRESOS NO TRIBUTARIOS	12.000.000
Ingresos por contribuciones especiales	12.000.000
TRANSFERENCIAS CORRIENTES	105.000.000
Transferencias corrientes del sector público	105.000.000
Transferencias corrientes internas recibidas del sector público	105.000.000
De la República	105.000.000
Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	105.000.000
-Recursos Ordinarios	105.000.000
1.2 GASTOS CORRIENTES	**149.194.114**
GASTOS DE CONSUMO	145.327.348
Remuneraciones	124.897.111
Sueldos, salarios y otras retribuciones	13.404.218
Beneficios y complementos de sueldos y salarios	46.075.267
Aportes patronales	1.174.921
Prestaciones sociales y otras indemnizaciones	14.558.055
Asistencia socioeconómica	46.681.795
Otros gastos de personal	3.002.855
Compra de bienes y servicios	17.054.963
Bienes de consumo	8.177.866
Servicios no personales	8.877.097
Impuestos indirectos	2.928.274
Depreciación y amortización	447.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.866.766
Al sector privado	3.794.876
Transferencias corrientes al sector privado	2.884.273
Directas a personas	2.884.273
Jubilaciones y otros beneficios asociados	2.884.273

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	910.603
Donaciones a personas	479.265
Donaciones a instituciones sin fines de lucro	431.338
Al sector externo	71.890
Transferencias corrientes al exterior	71.890
A organismos internacionales	71.890
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(32.194.114)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(31.747.114)**
RECURSOS PROPIOS DE CAPITAL	(31.747.114)
Desahorro en cuenta corriente	(32.194.114)
Incremento de la depreciación y amortización acumuladas	447.000
2.2 GASTOS DE CAPITAL	**7.605.886**
INVERSIÓN REAL DIRECTA	7.605.886
Formación bruta de capital fijo	6.360.886
Maquinaria, equipos y otros bienes muebles	6.135.886
Construcciones de bienes de dominio privado	225.000
Bienes intangibles	1.245.000
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(39.353.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**39.553.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	39.553.000
Disminución de otros activos financieros	39.553.000
Disminución de disponibilidades	39.553.000
Disminución de bancos	39.553.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**39.553.000**
DISMINUCIÓN DE PASIVOS	200.000
Disminución de cuentas y efectos por pagar	200.000
Disminución de cuentas y efectos por pagar a corto plazo	200.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
DÉFICIT FINANCIERO	39.353.000

A0279

Superintendencia de Bienes Públicos

SUPERINTENDENCIA DE BIENES PÚBLICOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Ejecutivo Nacional consciente de la importancia que tienen los bienes públicos, ha venido implementando estrategias que impulsen el fortalecimiento de los órganos y entes del Estado en materia de bienes públicos, razón por la cual a través del Decreto con Rango, Valor y Fuerza de Ley Orgánica de Bienes Públicos, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.945 de fecha 15 de junio de 2012 y reimpreso en la Gaceta Oficial de la República Bolivariana de Venezuela N°39.952 de fecha 26 de junio de 2012, se crea el Sistema Nacional de Bienes Públicos, entendido éste, como el conjunto de principios, normas y procesos que permiten regular; de manera integral y coherente; la adquisición, uso, administración, mantenimiento, registro, supervisión y disposición de los bienes públicos dentro del sector público, integrado a los sistemas básicos de administración financiera del Estado, cuyo Órgano Rector es la Superintendencia de Bienes Públicos, órgano adscrito al ministerio con competencia en materia de finanzas.

La Superintendencia, estará interrelacionada con los demás sistemas de la administración financiera del sector público, siendo su finalidad contribuir al desarrollo de la nación, promoviendo el saneamiento de los bienes públicos, así como ordenar, integrar y simplificar los procedimientos para la adquisición, registro, administración, disposición y supervisión de los bienes públicos, a los fines de alcanzar una eficiente gestión en el uso, mantenimiento y disposición de los mismos. Las acciones de la Sudebip se circunscriben dentro del marco estratégico establecido en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista Desarrollo Económico y Social de la Nación 2013-2019, con la finalidad de seguir transformando y reorganizando la administración pública.

En este sentido, el plan operativo Institucional se ha estructurado dándole prioridad a las competencias otorgados por Ley a la Superintendencia de Bienes Públicos, desarrollando los proyectos de: "Fortalecimiento de las Capacidades Institucionales. Segunda Etapa" y "Consolidación del Sistema de Bienes Públicos (SBP). Segunda Etapa".

Con la ejecución de estos proyectos, se pretende avanzas con la consolidación de bienes públicos, mediante a la implantación de los instrumentos de regulación y control, vinculado a los procesos de registros, enajenación, desincorporación de los bienes nacionales y la implementación del registro general de bienes públicos.

Aunado a esto, se prevee realizar las correspondientes supervisiones e inspecciones para la comprobación de la información que los órganos y entes suministraron. De igual manera permitirá cumplir con las directrices que esta Superintendencia tiene establecidas en el Decreto con Rango y Fuerza de Ley Orgánica de Bienes Públicos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**88.587.233**
INGRESOS CORRIENTES ORDINARIOS	88.587.233
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.587.233
Venta de otros bienes y servicios	8.587.233
TRANSFERENCIAS CORRIENTES	80.000.000
Transferencias corrientes del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
TOTAL RECURSOS	**88.587.233**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**73.807.111**
GASTOS DE CONSUMO	73.507.111
Remuneraciones	46.265.030
Sueldos, salarios y otras retribuciones	17.692.707
Beneficios y complementos de sueldos y salarios	8.597.668
Aportes patronales	2.725.448
Prestaciones sociales y otras indemnizaciones	3.730.833
Asistencia socioeconómica	13.518.374
Compra de bienes y servicios	22.707.559
Bienes de consumo	5.584.000
Servicios no personales	17.123.559
Impuestos indirectos	4.534.522
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
GASTOS DE CAPITAL	**14.780.122**
INVERSIÓN REAL DIRECTA	14.780.122
Formación bruta de capital fijo	14.780.122
Maquinaria, equipos y otros bienes muebles	14.780.122
TOTAL GASTOS	**88.587.233**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126552	Fortalecimiento de las capacidades institucionales. segunda etapa	Infraestructura			20	1.717.446	3.063.368			4.780.814
126601	Consolidación del sistema de bienes públicos (sbp) segunda etapa.	Instrumento			393	6.869.787	20.629.812			27.499.599
	TOTAL					8.587.233	23.693.180			32.280.413

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		46.981.830			46.981.830
02	Gestión administrativa		9.324.990			9.324.990
	TOTAL		56.306.820			56.306.820

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**201.600**		**201.600**
Alto Nivel y de Dirección		1		1	201.600		201.600
Personal Contratado	**41**	**48**		**89**	**10.149.791**		**10.149.791**
Directivo	10	9		19	2.763.600		2.763.600
Profesional y Técnico	25	35		60	5.837.068		5.837.068
Personal Administrativo	6	4		10	1.549.123		1.549.123
TOTAL	**41**	**49**		**90**	**10.351.391**		**10.351.391**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	46.265.030
4.02	Materiales, suministros y mercancías	5.584.000
4.03	Servicios no personales	21.658.081
4.04	Activos reales	14.780.122
4.07	Transferencias y donaciones	300.000
	TOTAL	**88.587.233**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**88.587.233**
INGRESOS CORRIENTES ORDINARIOS	88.587.233
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.587.233
Venta de otros bienes y servicios	8.587.233
TRANSFERENCIAS CORRIENTES	80.000.000
Transferencias corrientes del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	80.000.000
- Recursos Ordinarios	80.000.000
1.2 GASTOS CORRIENTES	**73.807.111**
GASTOS DE CONSUMO	73.507.111
Remuneraciones	46.265.030
Sueldos, salarios y otras retribuciones	17.692.707
Beneficios y complementos de sueldos y salarios	8.597.668
Aportes patronales	2.725.448
Prestaciones sociales y otras indemnizaciones	3.730.833
Asistencia socioeconómica	13.518.374
Compra de bienes y servicios	22.707.559
Bienes de consumo	5.584.000
Servicios no personales	17.123.559
Impuestos indirectos	4.534.522
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**14.780.122**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**14.780.122**
RECURSOS PROPIOS DE CAPITAL	14.780.122
Ahorro en cuenta corriente	14.780.122
2.2 GASTOS DE CAPITAL	**14.780.122**
INVERSIÓN REAL DIRECTA	14.780.122
Formación bruta de capital fijo	14.780.122
Maquinaria, equipos y otros bienes muebles	14.780.122

A0653

Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná, (CORPOTULIPA)

CORPORACIÓN PARA LA ZONA LIBRE PARA EL FOMENTO DE LA INVERSIÓN TURÍSTICA DE LA PENÍNSULA DE PARAGUANÁ, (Corpotulipa)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná, (Corpotulipa), como ente adscrito al Ministerio del Poder Popular de Economía, Finanzas y Banca Pública, en su activo rol de impulsar el desarrollo en la Península de Paraguaná a través del fomento de inversiones en el área turística, comercial y de la implementación de proyectos de carácter social, ha contribuido en la dinamización socio-económica de la región, incorporado a las comunidades más vulnerables y activando el aparato productivo local, con el concurso de los actores claves que hacen vida en la Península. Paraguaná hoy se presenta como uno de los destinos más visitados del país, representado por sus numerosos atractivos y su oferta de servicios turísticos.

La zona libre de Paraguaná bajo la visión de este nuevo modelo económico productivo que propugna las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 del segundo de los objetivos históricos del Plan de la Patria, legado de nuestro comandante supremo Hugo Rafael Chávez Frías y ratificado por nuestro presidente Nicolás Maduro, pretende encaminar a la Península de Paraguaná hacia una potencia social-económica, desarrollando de manera óptima sus recursos y potencialidades, con el firme propósito de alcanzar la suprema felicidad social de nuestra población.

Para el logro de tan importante tarea, vinculada a las políticas nacionales de impulso del turismo popular y del fortalecimiento del tejido productivo, Corpotulipa, ha adaptado sus procesos y servicios en función de las necesidades presentes en la zona, lo que ha implicado a lo interno de la institución el crecimiento progresivo de su talento humano altamente comprometido con la visión institucional y por ende con el desarrollo de la región y del país.

Tal y como lo establece el artículo 6 de la Ley de Creación y de Régimen de la Zona Libre para el Fomento de la Inversión Turística, en la Península de Paraguaná, Estado Falcón, la corporación tendrá un patrimonio conformado por los aportes del Ejecutivo Nacional, de la gobernación del Estado Falcón, de los municipios que componen a la península de Paraguaná, por los ingresos que se obtengan de las tarifas derivadas de la prestación de sus servicios y aportes que hagan organismos económicos y empresariales de la zona, una vez obtenida esta información de ingresos estimados, la corporación a través de cada una de las gerencias elaboró el Plan Operativo Anual Institucional, basados en los parámetros económicas que se estiman estarán vigentes para el año que viene.

Para el Ejercicio Económico Financiero 2015 la corporación se plantea incrementar el número de empresas que prestan servicios turísticos dentro de la zona, a través de jornadas de captación de inversiones, para diversificarlos y aumentar la cantidad de empresas inscritas en el régimen fiscal especial, y como consecuencia incrementar los ingresos propios, así mismo se plantea realizar jornadas de inspección para mantener el número de prestatarios ya inscritos.

Es importante destacar que para el Ejercicio Económico Financiero 2015 Corpotulipa llevara a cabo emprendimientos turísticos comunitarios identificados en los ejes costeros de la Península de Paraguaná para promover servicios turísticos de calidad, así como la implementación de técnicas de estadísticas, para la cual se formularon tres proyectos para lograr el Posicionamiento de Paraguaná como destino turístico importante a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**29.384.567**
INGRESOS CORRIENTES ORDINARIOS	29.384.567
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.676.367
Venta de otros bienes y servicios	25.676.367
INGRESOS DE LA PROPIEDAD	28.000
Intereses	28.000
Intereses internos	28.000
Intereses por depósitos	28.000
TRANSFERENCIAS CORRIENTES	3.680.000
Transferencias corrientes del sector público	3.680.000
Transferencias corrientes internas recibidas del sector público	3.680.000
De la República	3.600.000
Del Poder Municipal	80.000
OTROS INGRESOS	200
Otros ingresos ordinarios	200
INGRESOS DE CAPITAL	**353.598**
RECURSOS PROPIOS DE CAPITAL	353.598
Incremento de la depreciación y amortización acumuladas	353.598
FUENTES DE FINANCIAMIENTO	**919.402**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	919.402
Disminución de otros activos financieros	919.402
Disminución de disponibilidades	919.402
Disminución de bancos	919.402
TOTAL RECURSOS	**30.657.567**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**29.659.210**
GASTOS DE CONSUMO	29.474.039
Remuneraciones	19.544.895
Sueldos, salarios y otras retribuciones	8.167.354
Beneficios y complementos de sueldos y salarios	5.337.513
Aportes patronales	1.181.715
Prestaciones sociales y otras indemnizaciones	2.082.457
Asistencia socioeconómica	2.615.856
Otros gastos de personal	160.000
Compra de bienes y servicios	8.607.270
Bienes de consumo	2.314.046
Servicios no personales	6.293.224
Impuestos indirectos	968.276
Depreciación y amortización	353.598
TRANSFERENCIAS Y DONACIONES CORRIENTES	185.171
Al sector privado	175.171
Transferencias corrientes al sector privado	78.171
Directas a personas	78.171
Pensiones y otros beneficios asociados	78.171
Donaciones corrientes al sector privado	97.000
Donaciones a personas	22.000
Donaciones a instituciones sin fines de lucro	50.000
Donaciones corrientes a consejos comunales	25.000
Al sector público	10.000
Donaciones corrientes al sector público	10.000
A los entes descentralizados sin fines empresariales	10.000
GASTOS DE CAPITAL	**644.759**
INVERSIÓN REAL DIRECTA	644.759
Formación bruta de capital fijo	594.259
Maquinaria, equipos y otros bienes muebles	594.259

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	50.500
APLICACIONES FINANCIERAS	**353.598**
INVERSIÓN FINANCIERA	353.598
Incremento de otros activos financieros	353.598
Incremento de disponibilidades	353.598
Incremento de caja	353.598
TOTAL GASTOS	**30.657.567**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126240	Programa permanente de promoción, mercadeo y comunicación para posicionar a Paraguaná como destino Turístico y de Inversión (Fase II)	Programa			1	7.879.652				7.879.652
126405	Implementación de Técnicas Estadísticas en la Península de Paraguaná	Informe			16	948.450				948.450
126418	Promover Servicios Turísticos de Calidad en los Ejes Costeros de la Península de Paraguaná	Jornada			25	1.039.727				1.039.727
126469	Programa de Fortalecimiento al Bienestar Social de los Trabajadores de Corpotulipa y su entorno.	Programa			1	1.320.112				1.320.112
	TOTAL					**11.187.941**				**11.187.941**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	8.913.242	3.600.000			12.513.242
02	Gestión administrativa	6.798.213			80.000	6.878.213
03	Previsión y protección social	78.171				78.171
	TOTAL	**15.789.626**	**3.600.000**		**80.000**	**19.469.626**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**39**	**14**		**53**	**3.287.287**	**709.153**	**3.996.440**
Alto Nivel y de Dirección		1		1	22.212		22.212
Profesional y Técnico	30	6		36	2.365.150	350.508	2.715.658
Personal Administrativo	7	1		8	491.791	187.510	679.301
Obrero	2	6		8	408.134	171.135	579.269
Personal Contratado	**15**	**20**		**35**	**385.128**		**385.128**
Profesional y Técnico	15	20		35	385.128		385.128
TOTAL	**54**	**34**		**88**	**3.672.415**	**709.153**	**4.381.568**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**1**		**1**	**78.171**
Empleados	1		1	78.171
TOTAL	**1**		**1**	**78.171**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	19.544.895
4.02	Materiales, suministros y mercancías	2.314.046
4.03	Servicios no personales	7.261.500
4.04	Activos reales	644.759
4.05	Activos financieros	353.598
4.07	Transferencias y donaciones	185.171
4.08	Otros gastos	353.598
	TOTAL	**30.657.567**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.384.567**
INGRESOS CORRIENTES ORDINARIOS	29.384.567
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.676.367
Venta de otros bienes y servicios	25.676.367
INGRESOS DE LA PROPIEDAD	28.000
Intereses	28.000
Intereses internos	28.000
Intereses por depósitos	28.000
TRANSFERENCIAS CORRIENTES	3.680.000
Transferencias corrientes del sector público	3.680.000
Transferencias corrientes internas recibidas del sector público	3.680.000
De la República	3.600.000
Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	3.600.000
- Recursos Ordinarios	3.600.000
Del Poder Municipal	80.000
OTROS INGRESOS	200
Otros ingresos ordinarios	200
1.2 GASTOS CORRIENTES	**29.659.210**
GASTOS DE CONSUMO	29.474.039
Remuneraciones	19.544.895
Sueldos, salarios y otras retribuciones	8.167.354
Beneficios y complementos de sueldos y salarios	5.337.513
Aportes patronales	1.181.715
Prestaciones sociales y otras indemnizaciones	2.082.457
Asistencia socioeconómica	2.615.856
Otros gastos de personal	160.000
Compra de bienes y servicios	8.607.270
Bienes de consumo	2.314.046

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Servicios no personales	6.293.224
Impuestos indirectos	968.276
Depreciación y amortización	353.598
TRANSFERENCIAS Y DONACIONES CORRIENTES	185.171
Al sector privado	175.171
Transferencias corrientes al sector privado	78.171
Directas a personas	78.171
Pensiones y otros beneficios asociados	78.171
Donaciones corrientes al sector privado	97.000
Donaciones a personas	22.000
Donaciones a instituciones sin fines de lucro	50.000
Donaciones corrientes a consejos comunales	25.000
Al sector público	10.000
Donaciones corrientes al sector público	10.000
A los entes descentralizados sin fines empresariales	10.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(274.643)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**78.955**
RECURSOS PROPIOS DE CAPITAL	78.955
Desahorro en cuenta corriente	(274.643)
Incremento de la depreciación y amortización acumuladas	353.598
2.2 GASTOS DE CAPITAL	**644.759**
INVERSIÓN REAL DIRECTA	644.759
Formación bruta de capital fijo	594.259
Maquinaria, equipos y otros bienes muebles	594.259
Bienes intangibles	50.500
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(565.804)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**919.402**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	919.402

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de otros activos financieros	919.402
Disminución de disponibilidades	919.402
Disminución de bancos	919.402
3.2 APLICACIONES FINANCIERAS	**919.402**
INVERSIÓN FINANCIERA	353.598
Incremento de otros activos financieros	353.598
Incremento de disponibilidades	353.598
Incremento de caja	353.598
DÉFICIT FINANCIERO	565.804

A0806

Fondo de Protección Social de los Depósitos Bancarios (FOGADE)

FONDO DE PROTECCIÓN SOCIAL DE LOS DEPÓSITOS BANCARIOS (FOGADE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Fondo de Protección Social de los Depósitos Bancarios, tiene por objeto garantizar los fondos captados del público por las instituciones bancarias y ejercer la función de liquidador de las mismas y sus empresas relacionadas, de conformidad con lo establecido en la Ley de Instituciones del Sector Bancario.

Para Ejercicio Económico Financiero 2015 el Fondo de Protección Social de los Depósitos Bancarios, contempla un presupuesto de Bs. 25.230.950.197, cuya programación se fundamentó en las premisas que a continuación se describen:

Directrices y normas de los Órganos rectores de la materia y políticas institucionales a seguir en el corto plazo. Así como dar continuidad al cumplimiento del "Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo" dictado por el Presidente de la República.

- Respecto a la estructura presupuestaria, se incorporan acciones destinadas a la elaboración de estadísticas e indicadores de gestión, la cual está articulada con el Instituto Nacional de Estadística; así como la simplificación de trámites administrativos, a efectos de realizar acciones orientadas a optimizar los servicios prestados.
- En el marco de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, se destaca la optimización de la gestión en cuanto al fortalecimiento de la capacidad de respuesta para el pago de las garantías, la administración del pago de las acreencias calificadas y la profundización de la Gestión Social.
- Se mantiene la asignación de créditos presupuestarios en la acción centralizada "Protección y atención integral a las familias en refugios en caso de emergencias o desastres", dando cumplimiento al Decreto con Rango, Valor y Fuerza de Ley Especial de Refugios Dignos para Proteger a la Población en casos de Emergencias y Desastres, en el marco del Estado Democrático y Social de Derecho y de Justicia, para atender los gastos vinculados con el mantenimiento integral de los refugios.

En relación con las operaciones financieras, la institución tiene previsto para el Ejercicio Económico Financiero 2015 las siguientes acciones:

- Percibir aportes de bancos por Bs. 17.986.190.970, considerando un incremento del 10% intersemestral de los depósitos del público y una tasa diferenciada de 0,75% para la Banca Privada y 0,25% para la Banca Pública.
- Obtener ingresos financieros por Bs. 6.422.781.341, producto de los intereses sobre la cartera de inversiones en valores, estimados a una tasa promedio del 8,0022% anual y para los saldos remunerados en el BCV estimados al 6,0% anual. Además incluye los intereses por operaciones de asistencia financiera.
- Obtener ingresos extraordinarios por Bs. 412.413.048, los cuales provienen principalmente de la cobranza de capital e intereses generados por la cartera de créditos de Bancoro, C.A., Banco Universal Regional, adquirida por el Fondo, y por los intereses generados del fideicomiso del plan de vivienda. Asimismo contempla las recuperaciones de capital e intereses de carteras de crédito cedidas al Fondo y por cobro de acreencias relativas a la banca en liquidación.
- Se contempla el incremento de la depreciación y amortización acumulada Bs. 35.316.113.
- Se estiman Bs. 374.248.725, las cuales se originan del incremento de la provisión para indexar las demandas judiciales funcionariales y no funcionariales incoadas contra este Organismo por Bs. 92.768.128, la recuperación del capital relativo a la cartera de créditos de Bancoro, C.A., Banco Universal Regional adquirida por el Fondo Bs. 140.330.111 y el incremento de otros pasivos producto del registro de las recuperaciones de las carteras de créditos (no cedida) de la banca en reciente proceso de liquidación por Bs. 141.150.486.

- Inversiones en Valores por Bs. 11.375.686.888, como resultado del flujo de efectivo previsto, se determinó un excedente de tesorería a ser colocado en títulos rentables, seguros y de fácil realización de acuerdo con la política establecida por el Organismo, en función de mantener y fortalecer el respaldo a la garantía de los depósitos del público.
- Cumplir con los planes de acción para el funcionamiento y operatividad del Fondo, así como garantizar los recursos materiales y financieros de los proyectos, lo cual determina egresos por Bs. 1.927.961.180.
- Incremento de otros activos financieros por Bs. 11.786.922.815, que contempla incremento de disponibilidades por Bs. 9.878.760.360, incremento de cuentas por cobrar a mediano plazo por Bs. 26.535.138 y activos financieros no circulantes por Bs. 279.000.000, conformados principalmente por el Fideicomiso Plan de Vivienda que ampara a los trabajadores del fondo.
- Se estiman otros gastos por Bs. 140.380.114, destinados principalmente a la provisión de demandas judiciales funcionariales y no funcionariales incoadas contra este Organismo y al gasto por depreciación y amortización del ejercicio.

En resumen, para Ejercicio Económico Financiero 2015 el Fondo de Protección Social de los Depósitos Bancarios, presenta un presupuesto de ingresos y gastos por Bs. 25.230.950.197, conformado por Bs. 2.195.867.456 para acciones centralizadas y Bs. 23.035.082.741 para proyectos, y el mismo será financiado con ingresos corrientes por Bs. 6.835.194.389, ingresos de capital por Bs. 35.316.113 y fuentes de financiamiento por Bs. 18.360.439.695.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**6.835.194.389**
INGRESOS CORRIENTES ORDINARIOS	6.835.194.389
INGRESOS DE OPERACIÓN	6.422.781.341
Ingresos financieros de instituciones financieras	6.422.781.341
OTROS INGRESOS	412.413.048
Otros ingresos ajenos a la operación	412.413.048
INGRESOS DE CAPITAL	**35.316.113**
RECURSOS PROPIOS DE CAPITAL	35.316.113
Incremento de la depreciación y amortización acumuladas	35.316.113
FUENTES DE FINANCIAMIENTO	**18.360.439.695**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	140.330.111
Disminución de otros activos financieros	140.330.111
Disminución de otros activos financieros no circulantes	140.330.111
INCREMENTO DE PASIVOS	233.918.614
Incremento de otros pasivos	233.918.614
Incremento de provisiones y reservas técnicas	92.768.128
Incremento de provisiones	92.768.128
Incremento de otras provisiones	92.768.128
Incremento de otros pasivos a mediano y largo plazo	141.150.486
INCREMENTO DEL PATRIMONIO	17.986.190.970
Incremento del capital	17.986.190.970
Incremento del capital fiscal e institucional	17.986.190.970
TOTAL RECURSOS	**25.230.950.197**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.893.954.898**
GASTOS DE CONSUMO	1.445.533.490
Remuneraciones	1.090.493.228
Sueldos, salarios y otras retribuciones	398.292.868
Beneficios y complementos de sueldos y salarios	83.090.274
Aportes patronales	39.078.479
Prestaciones sociales y otras indemnizaciones	91.569.011
Asistencia socioeconómica	469.870.584
Otros gastos de personal	8.592.012
Compra de bienes y servicios	271.065.540
Bienes de consumo	67.074.790
Servicios no personales	203.990.750
Impuestos indirectos	48.658.609
Depreciación y amortización	35.316.113
GASTOS DE LA PROPIEDAD	80.160
Alquileres de tierras y terrenos	80.160
TRANSFERENCIAS Y DONACIONES CORRIENTES	343.277.248
Al sector privado	340.807.248
Transferencias corrientes al sector privado	324.263.807
Directas a personas	323.763.807
Pensiones y otros beneficios asociados	97.632.839
Jubilaciones y otros beneficios asociados	226.130.968
A instituciones sin fines de lucro	440.000
Otras transferencias corrientes internas al sector privado	60.000
Donaciones corrientes al sector privado	16.543.441
Donaciones a personas	14.043.439
Donaciones a instituciones sin fines de lucro	1.200.002
Donaciones corrientes a consejos comunales	1.300.000
Al sector público	2.470.000
Transferencias corrientes al sector público	50.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
A los entes descentralizados sin fines empresariales para sus gastos	50.000
Donaciones corrientes al sector público	2.420.000
A la República	300.000
A los entes descentralizados sin fines empresariales	1.800.000
A instituciones de protección social	90.000
A entes descentralizados financieros bancarios	30.000
Al Poder Estadal	100.000
Al Poder Municipal	100.000
OTROS GASTOS CORRIENTES	105.064.000
Indemnizaciones y sanciones pecuniarias	105.064.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	105.064.000
GASTOS DE CAPITAL	**174.386.396**
INVERSIÓN REAL DIRECTA	174.386.396
Formación bruta de capital fijo	168.586.396
Maquinaria, equipos y otros bienes muebles	101.236.396
Construcciones de bienes de dominio privado	67.350.000
Bienes intangibles	5.800.000
APLICACIONES FINANCIERAS	**23.162.608.903**
INVERSIÓN FINANCIERA	23.162.608.903
Adquisición de títulos y valores que no otorgan propiedad	11.375.686.888
Adquisición de títulos y valores a largo plazo	11.375.686.888
Adquisición de títulos y valores externos	11.375.686.888
Incremento de otros activos financieros	11.786.922.015
Incremento de disponibilidades	9.878.760.360
Incremento de bancos	9.878.760.360
Incremento de cuentas por cobrar a mediano y largo plazo	26.535.168

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de otras cuentas por cobrar a mediano y largo plazo	26.535.168
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	279.000.000
Incremento de fondos en fideicomiso	279.000.000
Incremento de otros activos financieros no circulantes	1.602.626.487
TOTAL GASTOS	**25.230.950.197**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126060	Aportes y garantía de depósitos	Bolívar			17.986.190.970	21.302.763.257				21.302.763.257
126430	Liquidación de instituciones del sector bancario y personas jurídicas vinculadas	Institución			392	1.568.646.878			141.150.486	1.709.797.364
126445	Gestión social del fondo de protección social de los depósitos bancarios	Jornada			159	22.522.120				22.522.120
	TOTAL					**22.893.932.255**			**141.150.486**	**23.035.082.741**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	977.921.842				977.921.842
02	Gestión administrativa	799.815.279			92.768.128	892.583.407
03	Previsión y protección social	323.763.807				323.763.807
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	1.598.400				1.598.400
	TOTAL	**2.103.099.328**			**92.768.128**	**2.195.867.456**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**304**	**280**	**114**	**698**	**149.591.784**		**149.591.784**
Alto Nivel y de Dirección	1			1	714.240		714.240
Directivo	8	19	15	42	17.901.720		17.901.720
Profesional y Técnico	217	127	35	379	96.686.496		96.686.496
Personal Administrativo	71	87	22	180	22.960.296		22.960.296
Personal Médico	2	1		3	770.472		770.472
Obrero	5	46	42	93	10.558.560		10.558.560
Personal Fijo a Tiempo Parcial	**3**	**3**		**6**	**802.392**		**802.392**
Personal Médico	3	3		6	802.392		802.392
Personal Contratado	**66**			**66**	**23.739.067**		**23.739.067**
Profesional y Técnico	45			45	19.203.067		19.203.067
Personal Administrativo	21			21	4.536.000		4.536.000
TOTAL	**373**	**283**	**114**	**770**	**174.133.243**		**174.133.243**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**87**	**57**	**144**	**226.130.968**
Médicos	2		2	1.476.851
Empleados	85	57	142	224.654.117
Pensionados	**63**	**36**	**99**	**97.632.839**
Médicos	2		2	641.758
Empleados	61	36	97	96.991.081
TOTAL	**150**	**93**	**243**	**323.763.807**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.090.493.228
4.02	Materiales, suministros y mercancías	67.074.790
4.03	Servicios no personales	252.729.519
4.04	Activos reales	174.386.396
4.05	Activos financieros	23.162.608.903
4.07	Transferencias y donaciones	343.277.248
4.08	Otros gastos	140.380.113
	TOTAL	**25.230.950.197**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.835.194.389**
INGRESOS CORRIENTES ORDINARIOS	6.835.194.389
INGRESOS DE OPERACIÓN	6.422.781.341
Ingresos financieros de instituciones financieras	6.422.781.341
OTROS INGRESOS	412.413.048
Otros ingresos ajenos a la operación	412.413.048
1.2 GASTOS CORRIENTES	**1.893.954.898**
GASTOS DE CONSUMO	1.445.533.490
Remuneraciones	1.090.493.228
Sueldos, salarios y otras retribuciones	398.292.868
Beneficios y complementos de sueldos y salarios	83.090.274
Aportes patronales	39.078.479
Prestaciones sociales y otras indemnizaciones	91.569.011
Asistencia socioeconómica	469.870.584
Otros gastos de personal	8.592.012
Compra de bienes y servicios	271.065.540
Bienes de consumo	67.074.790
Servicios no personales	203.990.750
Impuestos indirectos	48.658.609
Depreciación y amortización	35.316.113
GASTOS DE LA PROPIEDAD	80.160
Alquileres de tierras y terrenos	80.160
TRANSFERENCIAS Y DONACIONES CORRIENTES	343.277.248
Al sector privado	340.807.248
Transferencias corrientes al sector privado	324.263.807
Directas a personas	323.763.807
Pensiones y otros beneficios asociados	97.632.839
Jubilaciones y otros beneficios asociados	226.130.968
A instituciones sin fines de lucro	440.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias corrientes internas al sector privado	60.000
Donaciones corrientes al sector privado	16.543.441
Donaciones a personas	14.043.439
Donaciones a instituciones sin fines de lucro	1.200.002
Donaciones corrientes a consejos comunales	1.300.000
Al sector público	2.470.000
Transferencias corrientes al sector público	50.000
A los entes descentralizados sin fines empresariales para sus gastos	50.000
Donaciones corrientes al sector público	2.420.000
A la República	300.000
A los entes descentralizados sin fines empresariales	1.800.000
A instituciones de protección social	90.000
A entes descentralizados financieros bancarios	30.000
Al Poder Estadal	100.000
Al Poder Municipal	100.000
OTROS GASTOS CORRIENTES	105.064.000
Indemnizaciones y sanciones pecuniarias	105.064.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	105.064.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**4.941.239.491**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.976.555.604**
RECURSOS PROPIOS DE CAPITAL	4.976.555.604
Ahorro en cuenta corriente	4.941.239.491
Incremento de la depreciación y amortización acumuladas	35.316.113
2.2 GASTOS DE CAPITAL	**174.386.396**
INVERSIÓN REAL DIRECTA	174.386.396
Formación bruta de capital fijo	168.586.396
Maquinaria, equipos y otros bienes muebles	101.236.396
Construcciones de bienes de dominio privado	67.350.000
Bienes intangibles	5.800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.3 RESULTADO FINANCIERO : SUPERAVIT	**4.802.169.208**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**23.162.608.903**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	140.330.111
Disminución de otros activos financieros	140.330.111
Disminución de otros activos financieros no circulantes	140.330.111
INCREMENTO DE PASIVOS	233.918.614
Incremento de otros pasivos	233.918.614
Incremento de provisiones y reservas técnicas	92.768.128
Incremento de provisiones	92.768.128
Incremento de otras provisiones	92.768.128
Incremento de otros pasivos a mediano y largo plazo	141.150.486
INCREMENTO DEL PATRIMONIO	17.986.190.970
Incremento del capital	17.986.190.970
Incremento del capital fiscal e institucional	17.986.190.970
SUPERÁVIT FINANCIERO	4.802.169.208
3.2 APLICACIONES FINANCIERAS	**23.162.608.903**
INVERSIÓN FINANCIERA	23.162.608.903
Adquisición de títulos y valores que no otorgan propiedad	11.375.686.888
Adquisición de títulos y valores a largo plazo	11.375.686.888
Adquisición de títulos y valores externos	11.375.686.888
Incremento de otros activos financieros	11.786.922.015
Incremento de disponibilidades	9.878.760.360
Incremento de bancos	9.878.760.360
Incremento de cuentas por cobrar a mediano y largo plazo	26.535.168
Incremento de otras cuentas por cobrar a mediano y largo plazo	26.535.168
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	279.000.000
Incremento de fondos en fideicomiso	279.000.000
Incremento de otros activos financieros no circulantes	1.602.626.487

A0944

Superintendencia de Seguridad Social

SUPERINTENDENCIA DE SEGURIDAD SOCIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Superintendencia de Seguridad Social, se crea mediante Ley de Reforma Parcial del Decreto N° 6.243, con Rango, Valor y Fuerza de Ley Orgánica del Sistema de Seguridad Social, publicada en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.912 de fecha 30-04-2012, con adscripción al Ministerio del Poder Popular de Economía, Finanzas y Banca Pública, teniendo por objeto dictar la normativa y establecer un sistema de regulación, inspección, vigilancia, supervisión, control y fiscalización, que permita detectar oportunamente los problemas de la recaudación y la gestión de los recursos financieros, en cualesquiera de los órganos, entes y fondos integrantes del Sistema de Seguridad Social, bajo los criterios de una supervisión preventiva, así como adoptar las medidas tendentes a corregir la situación.

A tales fines, la Superintendencia contará con las más amplias facultades, pudiendo solicitar a los órganos, entes y fondos controlados, los datos, documentos, informes, libros, normas y cualquier información que considere conveniente. Asimismo, tendrá derecho a revisar los archivos, expedientes y oficinas de los sujetos controlados, incluyendo sus sistemas de información y equipos de computación, tanto en el sitio, como a través de sistemas remotos e inspeccionar a los órganos, entes y fondos regidos por esta Ley, por lo menos una vez cada año.

La política presupuestaria, estará enfocada a cumplir con su misión, la cual se centra en proteger el sistema de seguridad social, con la finalidad de garantizar la universalidad, justicia y transparencia de los regímenes prestacionales, promoviendo la participación protagónica de los ciudadanos, para que se forme la cultura de seguridad social y el pueblo intendente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**66.000.000**
INGRESOS CORRIENTES ORDINARIOS	66.000.000
TRANSFERENCIAS CORRIENTES	66.000.000
Transferencias corrientes del sector público	66.000.000
Transferencias corrientes internas recibidas del sector público	66.000.000
De la República	66.000.000
INGRESOS DE CAPITAL	**550.000**
RECURSOS PROPIOS DE CAPITAL	550.000
Incremento de la depreciación y amortización acumuladas	550.000
TOTAL RECURSOS	**66.550.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**57.440.000**
GASTOS DE CONSUMO	57.320.000
Remuneraciones	33.468.714
Sueldos, salarios y otras retribuciones	10.290.683
Beneficios y complementos de sueldos y salarios	14.994.477
Aportes patronales	2.224.370
Prestaciones sociales y otras indemnizaciones	2.253.104
Asistencia socioeconómica	3.706.080
Compra de bienes y servicios	19.911.618
Bienes de consumo	7.603.268
Servicios no personales	12.308.350
Impuestos indirectos	3.389.668
Depreciación y amortización	550.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	120.000
Donaciones corrientes al sector privado	120.000
Donaciones a personas	120.000
GASTOS DE CAPITAL	**8.560.000**
INVERSIÓN REAL DIRECTA	8.560.000
Formación bruta de capital fijo	8.560.000
Maquinaria, equipos y otros bienes muebles	5.210.000
Construcciones de bienes de dominio privado	3.350.000
APLICACIONES FINANCIERAS	**550.000**
INVERSIÓN FINANCIERA	550.000
Incremento de otros activos financieros	550.000
Incremento de disponibilidades	550.000
Incremento de bancos	550.000
TOTAL GASTOS	**66.550.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126295	Fortalecimiento de la ciudadanía como pueblo intendente	Persona			1.987.116		20.444.233			20.444.233
126335	Inspección, supervisión y control a los fondos integrantes del sistema de seguridad social	Persona			1.987.116		19.894.331			19.894.331
	TOTAL						40.338.564			40.338.564

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.724.010			15.724.010
02	Gestión administrativa	550.000	9.937.426			10.487.426
	TOTAL	550.000	25.661.436			26.211.436

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**51**	**51**		**102**	**1.390.206**		**1.390.206**
Alto Nivel y de Dirección		1		1	54.176		54.176
Directivo	20	26		46	608.428		608.428
Profesional y Técnico	16	14		30	396.935		396.935
Personal Administrativo	15	10		25	330.667		330.667
Personal Contratado	**34**	**52**		**86**	**3.150.112**		**3.150.112**
Profesional y Técnico	25	41		66	2.417.525		2.417.525
Personal Administrativo	9	11		20	732.587		732.587
TOTAL	**85**	**103**		**188**	**4.540.318**		**4.540.318**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	33.468.714
4.02	Materiales, suministros y mercancías	7.603.268
4.03	Servicios no personales	15.698.018
4.04	Activos reales	8.560.000
4.05	Activos financieros	550.000
4.07	Transferencias y donaciones	120.000
4.08	Otros gastos	550.000
	TOTAL	**66.550.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**66.000.000**
INGRESOS CORRIENTES ORDINARIOS	66.000.000
TRANSFERENCIAS CORRIENTES	66.000.000
Transferencias corrientes del sector público	66.000.000
Transferencias corrientes internas recibidas del sector público	66.000.000
De la República	66.000.000
Ministerio del Poder Popular de Economía, Finanzas y Banca Pública	66.000.000
-Recursos Ordinarios	66.000.000
1.2 GASTOS CORRIENTES	**57.440.000**
GASTOS DE CONSUMO	57.320.000
Remuneraciones	33.468.714
Sueldos, salarios y otras retribuciones	10.290.683
Beneficios y complementos de sueldos y salarios	14.994.477
Aportes patronales	2.224.370
Prestaciones sociales y otras indemnizaciones	2.253.104
Asistencia socioeconómica	3.706.080
Compra de bienes y servicios	19.911.618
Bienes de consumo	7.603.268
Servicios no personales	12.308.350
Impuestos indirectos	3.389.668
Depreciación y amortización	550.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	120.000
Donaciones corrientes al sector privado	120.000
Donaciones a personas	120.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.560.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.110.000**
RECURSOS PROPIOS DE CAPITAL	9.110.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Ahorro en cuenta corriente	8.560.000
Incremento de la depreciación y amortización acumuladas	550.000
2.2 GASTOS DE CAPITAL	**8.560.000**
INVERSIÓN REAL DIRECTA	8.560.000
Formación bruta de capital fijo	8.560.000
Maquinaria, equipos y otros bienes muebles	5.210.000
Construcciones de bienes de dominio privado	3.350.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**550.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**550.000**
SUPERÁVIT FINANCIERO	550.000
3.2 APLICACIONES FINANCIERAS	**550.000**
INVERSIÓN FINANCIERA	550.000
Incremento de otros activos financieros	550.000
Incremento de disponibilidades	550.000
Incremento de bancos	550.000

A0955

Servicio Autónomo Comisión Nacional de Lotería (CONALOT)

SERVICIO AUTÓNOMO COMISIÓN NACIONAL DE LOTERÍA (CONALOT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo Comisión Nacional de Lotería (Conalot), es el ente regulador de la explotación de la actividad de juegos de lotería, coadyuvando al Estado en la recaudación de tributos, para la ejecución de planes y proyectos propuestos por el Gobierno Nacional, para la beneficencia pública y asistencia social; así como también, para garantizar al público apostador, la legalidad y transparencia en los juegos de azar.

Dentro de las competencias que tiene la Conalot, se pueden numerar las siguientes

- Regular y controlar la actividad de juegos de lotería, mediante el establecimiento de los principios y disposiciones de la Ley Nacional de Lotería.
- Inspeccionar y fiscalizar la actividad desarrollada por los administrados, en todos los tipos de juegos de lotería y sus modalidades.
- Fomentar y fortalecer la erradicación progresiva del juego ilegal de lotería.
- Velar para que los recursos que se generen por la explotación de la actividad de juegos de lotería, sean destinados única y exclusivamente, para la beneficencia pública y asistencia social.

Para el Ejercicio Económico Financiero 2015, el presupuesto de gastos del Servicio Autónomo Comisión Nacional de Lotería, asciende a Bs. 81.800.310, el cual será financiado con recursos propios provenientes de la aplicación de tasas e ingresos de operación por Bs. 81.555.310, recursos de capital Bs. 245.000, producto del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**81.555.310**
INGRESOS CORRIENTES ORDINARIOS	81.555.310
INGRESOS NO TRIBUTARIOS	75.768.010
Tasas	75.768.010
OTROS INGRESOS	5.787.300
Otros ingresos ordinarios	5.787.300
INGRESOS DE CAPITAL	**245.000**
RECURSOS PROPIOS DE CAPITAL	245.000
Incremento de la depreciación y amortización acumuladas	245.000
TOTAL RECURSOS	**81.800.310**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**72.565.310**
GASTOS DE CONSUMO	70.065.310
Remuneraciones	36.755.310
Sueldos, salarios y otras retribuciones	15.008.574
Beneficios y complementos de sueldos y salarios	12.442.050
Aportes patronales	1.481.523
Prestaciones sociales y otras indemnizaciones	2.458.644
Asistencia socioeconómica	5.364.519
Compra de bienes y servicios	29.015.000
Bienes de consumo	10.230.000
Servicios no personales	18.785.000
Impuestos indirectos	4.050.000
Depreciación y amortización	245.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.500.000
Al sector privado	1.500.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	750.000
Donaciones a instituciones sin fines de lucro	750.000
Al sector público	1.000.000
Transferencias corrientes al sector público	1.000.000
A instituciones de protección social	1.000.000
GASTOS DE CAPITAL	**9.110.000**
INVERSIÓN REAL DIRECTA	9.110.000
Formación bruta de capital fijo	7.610.000
Maquinaria, equipos y otros bienes muebles	6.910.000
Construcciones de bienes de dominio público	700.000
Bienes intangibles	1.500.000
APLICACIONES FINANCIERAS	**125.000**
DISMINUCIÓN DE PASIVOS	125.000
Disminución de cuentas y efectos por pagar	125.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de cuentas y efectos por pagar a corto plazo	125.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	85.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	10.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	10.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	10.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	35.000
Disminución cuentas por pagar a proveedores a corto plazo	20.000
TOTAL GASTOS	**81.800.310**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126685	Formación de la población venezolana jugadora de lotería y regulación de los administrados	Expediente			3.800	52.368.127				52.368.127
	TOTAL					**52.368.127**				**52.368.127**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	11.984.083				11.984.083
02	Gestión administrativa	17.448.100				17.448.100
	TOTAL	**29.432.183**				**29.432.183**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**18**	**14**	**45**	**3.395.209**		**3.395.209**
Profesional y Técnico	11	11		22	2.068.729		2.068.729
Obrero	2	7	14	23	1.326.480		1.326.480
Personal Contratado	**42**	**43**		**85**	**6.241.176**		**6.241.176**
Profesional y Técnico	30	30		60	4.368.820		4.368.820
Personal Administrativo	12	13		25	1.872.356		1.872.356
TOTAL	55	61	14	130	9.636.385		9.636.385

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	36.755.310
4.02	Materiales, suministros y mercancías	10.230.000
4.03	Servicios no personales	22.835.000
4.04	Activos reales	9.110.000
4.07	Transferencias y donaciones	2.500.000
4.08	Otros gastos	245.000
4.11	Disminución de pasivos	125.000
	TOTAL	**81.800.310**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**81.555.310**
INGRESOS CORRIENTES ORDINARIOS	81.555.310
INGRESOS NO TRIBUTARIOS	75.768.010
Tasas	75.768.010
OTROS INGRESOS	5.787.300
Otros ingresos ordinarios	5.787.300
1.2 GASTOS CORRIENTES	**72.565.310**
GASTOS DE CONSUMO	70.065.310
Remuneraciones	36.755.310
Sueldos, salarios y otras retribuciones	15.008.574
Beneficios y complementos de sueldos y salarios	12.442.050
Aportes patronales	1.481.523
Prestaciones sociales y otras indemnizaciones	2.458.644
Asistencia socioeconómica	5.364.519
Compra de bienes y servicios	29.015.000
Bienes de consumo	10.230.000
Servicios no personales	18.785.000
Impuestos indirectos	4.050.000
Depreciación y amortización	245.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.500.000
Al sector privado	1.500.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	750.000
Donaciones a instituciones sin fines de lucro	750.000
Al sector público	1.000.000
Transferencias corrientes al sector público	1.000.000
A instituciones de protección social	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.990.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.235.000**
RECURSOS PROPIOS DE CAPITAL	9.235.000
Ahorro en cuenta corriente	8.990.000
Incremento de la depreciación y amortización acumuladas	245.000
2.2 GASTOS DE CAPITAL	**9.110.000**
INVERSIÓN REAL DIRECTA	9.110.000
Formación bruta de capital fijo	7.610.000
Maquinaria, equipos y otros bienes muebles	6.910.000
Construcciones de bienes de dominio público	700.000
Bienes intangibles	1.500.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**125.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**125.000**
SUPERÁVIT FINANCIERO	125.000
3.2 APLICACIONES FINANCIERAS	**125.000**
DISMINUCIÓN DE PASIVOS	125.000
Disminución de cuentas y efectos por pagar	125.000
Disminución de cuentas y efectos por pagar a corto plazo	125.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	85.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	10.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	10.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	10.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	35.000
Disminución cuentas por pagar a proveedores a corto plazo	20.000

A1370

Superintendencia de la Actividad Aseguradora

SUPERINTENDENCIA DE LA ACTIVIDAD ASEGURADORA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Superintendencia de la Actividad Aseguradora, es el órgano rector del control, vigilancia, supervisión, autorización, regulación y funcionamiento de la actividad aseguradora, a fin de garantizar los procesos de transformación socioeconómico que promueve el Estado, en tutela del interés general representado por los derechos y garantías de los tomadores, asegurados y beneficiarios de los contratos de seguros, de reaseguros, los contratantes de los servicios de medicina prepagada y de los asociados de las cooperativas que realicen actividad aseguradora de conformidad con lo establecido en la Ley Orgánica del Sistema Financiero Nacional.

En este sentido, se implantaron los seguros solidarios, estableciendo la cantidad mínima necesaria que debe suscribir cada empresa de seguro, como hospitalización, cirugía y maternidad, funerario y accidentes personal a la población de menos recursos. Igualmente, como mecanismo de protección de los intereses económicos de los ciudadanos, se estableció la póliza de seguro de salud individual con carácter general y uniforme, incorporando bondades, como la reducción de los plazos de espera, ampliación de la edad de permanencia en la póliza, se extendió la cobertura a patologías, como, sida y la obesidad mórbida, se estableció la edad de asegurabilidad hasta 100 años, se unifico las condiciones de la póliza para el sector asegurador.

Por su parte, para el año 2015, se contempla la implantación de seguros agrícolas solidarios y del hogar, la extensión de la sala situacional, con la incorporación de nuevas atenciones, difusión del servicio y se constituirá el protocolo de acción.

Además, como elemento innovador se incluye la participación ciudadana organizada en defensa de los asegurados a través de consejos de usuarios.

Asimismo, se pretende la ampliación de la capacidad de atención de la Superintendencia de la Actividad Aseguradora, mediante sedes en distintos Estados del país, en virtud de velar por los intereses de los tomadores, aseguradores y beneficiarios a nivel nacional, creando condiciones que faciliten el incremento del bienestar social y la estabilidad del sector asegurado.

La política de financiamiento de la Superintendencia de la Actividad Aseguradora para el Ejercicio Económico Financiero 2015, es Bs.3.649.546.855, conformados por intereses de depósitos por Bs. 12.858.813, transferencias corrientes internos recibidas de empresas privadas Bs. 3.631.205.399 y recursos de capital por Bs. 5.482.643.

La política de gastos de la superintendencia de la Actividad Aseguradora para el año 2015, está enmarcada en los lineamientos establecidos por el Ejecutivo Nacional, el Ministerio del Poder Popular de Planificación, el Ministerio del Poder Popular de Economía, Finanzas y Banca Pública, a efecto de garantizar la transformación socioeconómica que promueve el Estado.

Se ejecutará un proyecto denominado: "Renovación de los procesos de control, vigilancia, supervisión y regulación de la actividad aseguradora" y su distribución presupuestaria, se efectuó bajo un estricto orden de prioridades de los objetivos y metas que se propone lograr para el año 2015, cuantificando los recursos humanos, materiales y demás conceptos que permitirían lograr los resultados específicos programados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.644.064.212**
INGRESOS CORRIENTES ORDINARIOS	3.644.064.212
INGRESOS DE LA PROPIEDAD	12.858.813
Intereses	12.858.813
Intereses internos	12.858.813
Intereses por depósitos	12.858.813
TRANSFERENCIAS CORRIENTES	3.631.205.399
Transferencias corrientes internas recibidas del sector privado	3.631.205.399
De empresas privadas	3.631.205.399
INGRESOS DE CAPITAL	**5.482.643**
RECURSOS PROPIOS DE CAPITAL	5.482.643
Incremento de la depreciación y amortización acumuladas	5.482.643
TOTAL RECURSOS	**3.649.546.855**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.363.336.879**
GASTOS DE CONSUMO	1.278.123.155
Remuneraciones	845.142.242
Sueldos, salarios y otras retribuciones	204.746.997
Beneficios y complementos de sueldos y salarios	370.192.231
Aportes patronales	24.703.506
Prestaciones sociales y otras indemnizaciones	80.049.230
Asistencia socioeconómica	165.450.278
Compra de bienes y servicios	220.052.407
Bienes de consumo	71.006.191
Servicios no personales	149.046.216
Impuestos indirectos	207.445.863
Depreciación y amortización	5.482.643
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.213.724
Al sector privado	85.213.724
Transferencias corrientes al sector privado	55.213.724
Directas a personas	55.213.724
Pensiones y otros beneficios asociados	1.922.725
Jubilaciones y otros beneficios asociados	53.290.999
Donaciones corrientes al sector privado	30.000.000
Donaciones a personas	20.006.668
Donaciones a instituciones sin fines de lucro	9.993.332
GASTOS DE CAPITAL	**1.479.771.573**
INVERSIÓN REAL DIRECTA	1.479.771.573
Formación bruta de capital fijo	1.469.451.573
Maquinaria, equipos y otros bienes muebles	250.451.573
Construcciones de bienes de dominio privado	1.219.000.000
Bienes intangibles	10.320.000
APLICACIONES FINANCIERAS	**806.438.403**
INVERSIÓN FINANCIERA	786.438.403

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de otros activos financieros	786.438.403
Incremento de disponibilidades	505.463.403
Incremento de bancos	505.463.403
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	280.975.000
Incremento de fondos en fideicomiso	280.975.000
DISMINUCIÓN DE PASIVOS	20.000.000
Disminución de cuentas y efectos por pagar	20.000.000
Disminución de cuentas y efectos por pagar a corto plazo	20.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	8.941.092
Disminución cuentas por pagar a proveedores a corto plazo	11.058.908
TOTAL GASTOS	**3.649.546.855**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126166	Renovación de los procesos de control, vigilancia, supervisión y regulación de la actividad aseguradora.	Acción			28.822				2.815.370.154	2.815.370.154
TOTAL									2.815.370.154	2.815.370.154

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				167.185.589	167.185.589
02	Gestión administrativa	5.482.643			606.294.745	611.777.388
03	Previsión y protección social	12.858.813			42.354.911	55.213.724
TOTAL		18.341.456			815.835.245	834.176.701

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**299**	**244**	**540**	**1.083**	**62.319.776**	**17.254.982**	**79.574.758**
Alto Nivel y de Dirección		1		1	155.005		155.005
Directivo	18	18	10	46	2.459.612	669.308	3.128.920
Profesional y Técnico	151	100	438	689	36.840.711	10.025.074	46.865.785
Personal Administrativo	21	6	72	99	5.293.513	1.440.468	6.733.981
Personal Médico	2	3	3	8	427.759	116.401	544.160
Obrero	107	116	17	240	17.143.176	5.003.731	22.146.907
Personal Contratado	**60**	**43**		**103**	**10.591.153**		**10.591.153**
Profesional y Técnico	60	43		103	10.591.153		10.591.153
TOTAL	**359**	**287**	**540**	**1.186**	**72.910.929**	**17.254.982**	**90.165.911**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**38**	**51**	**89**	**53.290.999**
Alto Nivel y de Dirección	7	8	15	8.981.629
Empleados	31	41	72	43.111.819
Obreros		2	2	1.197.551
Pensionados	**2**	**2**	**4**	**1.922.725**
Empleados	2	2	4	1.922.725
TOTAL	**40**	**53**	**93**	**55.213.724**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	845.142.242
4.02	Materiales, suministros y mercancías	71.006.191
4.03	Servicios no personales	356.492.079
4.04	Activos reales	1.479.771.573
4.05	Activos financieros	786.438.403
4.07	Transferencias y donaciones	85.213.724
4.08	Otros gastos	5.482.643
4.11	Disminución de pasivos	20.000.000
	TOTAL	**3.649.546.855**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.644.064.212**
INGRESOS CORRIENTES ORDINARIOS	3.644.064.212
INGRESOS DE LA PROPIEDAD	12.858.813
Intereses	12.858.813
Intereses internos	12.858.813
Intereses por depósitos	12.858.813
TRANSFERENCIAS CORRIENTES	3.631.205.399
Transferencias corrientes internas recibidas del sector privado	3.631.205.399
De empresas privadas	3.631.205.399
2 GASTOS CORRIENTES	**1.363.336.879**
GASTOS DE CONSUMO	1.278.123.155
Remuneraciones	845.142.242
Sueldos, salarios y otras retribuciones	204.746.997
Beneficios y complementos de sueldos y salarios	370.192.231
Aportes patronales	24.703.506
Prestaciones sociales y otras indemnizaciones	80.049.230
Asistencia socioeconómica	165.450.278
Compra de bienes y servicios	220.052.407
Bienes de consumo	71.006.191
Servicios no personales	149.046.216
Impuestos indirectos	207.445.863
Depreciación y amortización	5.482.643
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.213.724
Al sector privado	85.213.724
Transferencias corrientes al sector privado	55.213.724
Directas a personas	55.213.724
Pensiones y otros beneficios asociados	1.922.725
Jubilaciones y otros beneficios asociados	53.290.999
Donaciones corrientes al sector privado	30.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a personas	20.006.668
Donaciones a instituciones sin fines de lucro	9.993.332
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**2.280.727.333**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.286.209.976**
RECURSOS PROPIOS DE CAPITAL	2.286.209.976
Ahorro en cuenta corriente	2.280.727.333
Incremento de la depreciación y amortización acumuladas	5.482.643
2.2 GASTOS DE CAPITAL	**1.479.771.573**
INVERSIÓN REAL DIRECTA	1.479.771.573
Formación bruta de capital fijo	1.469.451.573
Maquinaria, equipos y otros bienes muebles	250.451.573
Construcciones de bienes de dominio privado	1.219.000.000
Bienes intangibles	10.320.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**806.438.403**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**806.438.403**
SUPERÁVIT FINANCIERO	806.438.403
3.2 APLICACIONES FINANCIERAS	**806.438.403**
INVERSIÓN FINANCIERA	786.438.403
Incremento de otros activos financieros	786.438.403
Incremento de disponibilidades	505.463.403
Incremento de bancos	505.463.403
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	280.975.000
Incremento de fondos en fideicomiso	280.975.000
DISMINUCIÓN DE PASIVOS	20.000.000
Disminución de cuentas y efectos por pagar	20.000.000
Disminución de cuentas y efectos por pagar a corto plazo	20.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	8.941.092
Disminución cuentas por pagar a proveedores a corto plazo	11.058.908

A1377

Bolsa Pública de Valores Bicentenaria

BOLSA PÚBLICA DE VALORES BICENTENARIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Bolsa Pública de Valores Bicentenaria, es la institución encargada de prestar todos los servicios necesarios, para realizar en forma continua y ordenada, las operaciones con valores, emitidos por entes públicos, empresas públicas, empresas de propiedad social y colectiva, empresas mixtas, cajas de ahorro de los entes públicos, las comunidades organizadas, institutos autónomos, empresas privadas, pequeñas y medianas empresas y la República Bolivariana de Venezuela, con la finalidad de proporcionarles adecuada liquidez y financiamiento.

El presupuesto para el Ejercicio Económico Financiero 2015 de la Bolsa Pública de Valores Bicentenaria, será financiado con transferencias del Ministerio del Poder Popular de Economía, Finanzas y Banca Pública; con ingresos provenientes del pago de los derechos de registro y por todas las operaciones que realicen las entidades que inscriban y negocien sus valores en ella e ingresos de capital producto del incremento de la depreciación y amortización.

Los gastos corrientes previstos por la Bolsa Pública, responden a las necesidades del Proyecto "Canalización del ahorro hacia la inversión de valores", el cual plantea como meta el desarrollo de un modelo socialista de gestión, para impulsar la participación de emisores y usuarios, generalmente excluidos y no habituales en un mercado de valores, cuyo norte sea la prestación de todos los servicios, necesarios para realizar en forma continua y ordenada las operaciones con valores emitidos por entes públicos y privados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**126.770.886**
INGRESOS CORRIENTES ORDINARIOS	126.770.886
INGRESOS DE OPERACIÓN	41.770.886
Ingresos financieros de instituciones financieras	41.770.886
TRANSFERENCIAS CORRIENTES	85.000.000
Transferencias corrientes del sector público	85.000.000
Transferencias corrientes internas recibidas del sector público	85.000.000
De la República	85.000.000
INGRESOS DE CAPITAL	**6.189.262**
RECURSOS PROPIOS DE CAPITAL	6.189.262
Incremento de la depreciación y amortización acumuladas	6.189.262
TOTAL RECURSOS	**132.960.148**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**100.875.039**
GASTOS DE CONSUMO	99.531.614
Remuneraciones	58.575.990
Sueldos, salarios y otras retribuciones	14.828.402
Beneficios y complementos de sueldos y salarios	14.869.566
Aportes patronales	2.377.240
Prestaciones sociales y otras indemnizaciones	3.560.645
Asistencia socioeconómica	22.940.137
Compra de bienes y servicios	30.614.482
Bienes de consumo	8.877.022
Servicios no personales	21.737.460
Impuestos indirectos	4.151.880
Depreciación y amortización	6.189.262
GASTOS DE LA PROPIEDAD	643.425
Derechos sobre bienes intangibles	643.425
TRANSFERENCIAS Y DONACIONES CORRIENTES	700.000
Al sector privado	700.000
Donaciones corrientes al sector privado	700.000
Donaciones a personas	400.000
Donaciones a instituciones sin fines de lucro	300.000
GASTOS DE CAPITAL	**12.085.109**
INVERSIÓN REAL DIRECTA	12.085.109
Formación bruta de capital fijo	11.288.109
Maquinaria, equipos y otros bienes muebles	10.368.109
Construcciones de bienes de dominio privado	920.000
Bienes intangibles	797.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**20.000.000**
INVERSIÓN FINANCIERA	20.000.000
Adquisición de títulos y valores que no otorgan propiedad	20.000.000
Adquisición de títulos y valores a corto plazo	20.000.000
Adquisición de títulos y valores públicos	20.000.000
TOTAL GASTOS	**132.960.148**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126662	Canalización del ahorro hacia la inversión de valores	Bolívar			6.666.666.666	41.470.886	45.516.667			86.987.553
	TOTAL					**41.470.886**	**45.516.667**			**86.987.553**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		36.695.077			36.695.077
02	Gestión administrativa	6.489.262	2.788.256			9.277.518
	TOTAL	**6.489.262**	**39.483.333**			**45.972.595**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**19**		**41**	**4.226.257**		**4.226.257**
Alto Nivel y de Dirección		1		1	289.860		289.860
Profesional y Técnico	21	16		37	3.849.421		3.849.421
Obrero	1	2		3	86.976		86.976
Personal Contratado	**24**	**15**		**39**	**3.804.052**		**3.804.052**
Personal Administrativo	24	15		39	3.804.052		3.804.052
TOTAL	**46**	**34**		**80**	**8.030.309**		**8.030.309**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	58.575.990
4.02	Materiales, suministros y mercancías	8.877.022
4.03	Servicios no personales	26.532.765
4.04	Activos reales	12.085.109
4.05	Activos financieros	20.000.000
4.07	Transferencias y donaciones	700.000
4.08	Otros gastos	6.189.262
	TOTAL	**132.960.148**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**126.770.886**
INGRESOS CORRIENTES ORDINARIOS	126.770.886
INGRESOS DE OPERACIÓN	41.770.886
Ingresos financieros de instituciones financieras	41.770.886
TRANSFERENCIAS CORRIENTES	85.000.000
Transferencias corrientes del sector público	85.000.000
Transferencias corrientes internas recibidas del sector público	85.000.000
De la República	85.000.000
Ministerio del Poder Popular de Economía, Economía Finanzas y Banca Pública	85.000.000
-Recursos Ordinarios	85.000.000
1.2 GASTOS CORRIENTES	**100.875.039**
GASTOS DE CONSUMO	99.531.614
Remuneraciones	58.575.990
Sueldos, salarios y otras retribuciones	14.828.402
Beneficios y complementos de sueldos y salarios	14.869.566
Aportes patronales	2.377.240
Prestaciones sociales y otras indemnizaciones	3.560.645
Asistencia socioeconómica	22.940.137
Compra de bienes y servicios	30.614.482
Bienes de consumo	8.877.022
Servicios no personales	21.737.460
Impuestos indirectos	4.151.880
Depreciación y amortización	6.189.262
GASTOS DE LA PROPIEDAD	643.425
Derechos sobre bienes intangibles	643.425
TRANSFERENCIAS Y DONACIONES CORRIENTES	700.000
Al sector privado	700.000
Donaciones corrientes al sector privado	700.000
Donaciones a personas	400.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a instituciones sin fines de lucro	300.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**25.895.847**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**32.085.109**
RECURSOS PROPIOS DE CAPITAL	32.085.109
Ahorro en cuenta corriente	25.895.847
Incremento de la depreciación y amortización acumuladas	6.189.262
2.2 GASTOS DE CAPITAL	**12.085.109**
INVERSIÓN REAL DIRECTA	12.085.109
Formación bruta de capital fijo	11.288.109
Maquinaria, equipos y otros bienes muebles	10.368.109
Construcciones de bienes de dominio privado	920.000
Bienes intangibles	797.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**20.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**20.000.000**
SUPERÁVIT FINANCIERO	20.000.000
3.2 APLICACIONES FINANCIERAS	**20.000.000**
INVERSIÓN FINANCIERA	20.000.000
Adquisición de títulos y valores que no otorgan propiedad	20.000.000
Adquisición de títulos y valores a corto plazo	20.000.000
Adquisición de títulos y valores públicos	20.000.000

71
Ministerio del Poder Popular de Planificación

Ministerio del Poder Popular de Planificación

A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)

A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)

A0198 Instituto Nacional de Estadística (INE)

A0261 Corporación de Desarrollo Jacinto Lara (CORPOLARA)

A0325 Fundación Escuela de Gerencia Social (FEGS)

A0455 Fundación Escuela Venezolana de Planificación

A0015

Corporación de Desarrollo de la Región Central (CORPOCENTRO)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN CENTRAL (CORPOCENTRO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Corporación de Desarrollo de la Región Central (Corpocentro), actualmente adscrita al Ministerio del Poder Popular de Planificación, mediante Decreto Presidencial N° 1.251 de fecha 15-09-2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.498 de fecha 16-09-2014; con el objetivo de apoyar la implementación de la políticas públicas nacionales en los estados Aragua, Carabobo, Cojedes, Miranda, Vargas y Distrito Capital y con ello permitir una mayor eficacia en la consecución de los fines estadales en dichos estados, en procura del desarrollo sostenible de la Región Central.

Las acciones a realizar por la Corporación para el Ejercicio Económico Financiero 2015, estarán orientadas a formular un Plan de Desarrollo del Eje Centro Occidental, con énfasis en su carácter industrial, vinculado al proyecto estratégico ferroviario nacional, el cual coadyuvará con el desarrollo y ensamblaje adecuado de unidades de gestión territorial, referidas a: distritos motores de desarrollo y sus comunas, ejes comunales y corredores productivos, basados en una nueva organización revolucionaria del espacio geográfico. En este sentido, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, a través de políticas públicas, dirigidas a la solución de problemas concretos de la sociedad.

En este propósito, se propone la ejecución de los siguientes proyectos:

- Centro itinerante de formación y capacitación para el desarrollo de unidades de producción agrícola urbanas en el Estado Aragua.

  Crear un espacio para el encuentro de saberes, que permita, mediante procesos continuos de capacitación y formación, la aprehensión del marco teórico/práctico necesario para el desarrollo e impulso de las unidades de producción agrícolas (UPAS) en los hogares de los diversos centros urbanos de la Región Central, teniendo como elemento transversal el uso sostenible de los recursos y el impulso de la soberanía alimentaria, dando como resultado personas formadas y capacitadas para el desarrollo de las UPAS.

- Instalación de unidades productivas agrícolas urbanas en las comunidades de los Estados Aragua y Carabobo.

  Instalación de unidades productivas agrícolas urbanas, en las comunidades de los Estados Aragua y Carabobo, para contribuir al logro de la soberanía alimentaria, generando unidades productivas agrícolas urbanas instaladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**35.000.000**
INGRESOS CORRIENTES ORDINARIOS	35.000.000
TRANSFERENCIAS CORRIENTES	35.000.000
Transferencias corrientes del sector público	35.000.000
Transferencias corrientes internas recibidas del sector público	35.000.000
De la República	35.000.000
INGRESOS DE CAPITAL	**900.000**
RECURSOS PROPIOS DE CAPITAL	900.000
Incremento de la depreciación y amortización acumuladas	900.000
FUENTES DE FINANCIAMIENTO	**3.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.000
Disminución de otros activos financieros	3.000.000
Disminución de disponibilidades	3.000.000
Disminución de bancos	3.000.000
TOTAL RECURSOS	**38.900.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**29.389.929**
GASTOS DE CONSUMO	27.889.929
Remuneraciones	20.700.000
Sueldos, salarios y otras retribuciones	9.046.445
Beneficios y complementos de sueldos y salarios	5.114.538
Aportes patronales	1.334.514
Prestaciones sociales y otras indemnizaciones	1.050.000
Asistencia socioeconómica	4.154.503
Compra de bienes y servicios	4.942.747
Bienes de consumo	2.139.719
Servicios no personales	2.803.028
Impuestos indirectos	1.347.182
Depreciación y amortización	900.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector privado	1.500.000
Transferencias corrientes al sector privado	1.500.000
Directas a personas	1.500.000
Pensiones y otros beneficios asociados	372.405
Jubilaciones y otros beneficios asociados	1.127.595
GASTOS DE CAPITAL	**6.510.071**
INVERSIÓN REAL DIRECTA	6.510.071
Formación bruta de capital fijo	6.510.071
Maquinaria, equipos y otros bienes muebles	6.210.071
Construcciones de bienes de dominio privado	300.000
APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.245.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar	1.455.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	300.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	5.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	20.000
Disminución de aportes patronales y retenciones laborales por pagar al Fondo de Ahorro Obligatorio para la Vivienda (FAOV)	500.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, Hospitalización, Cirugía, Maternidad (HCM) y gastos funerarios	600.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	30.000
Disminución cuentas por pagar a proveedores a corto plazo	300.000
TOTAL GASTOS	**38.900.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126086	Instalación de unidades productivas agrícolas urbanas en las comunidades de los Estados Aragua y Carabobo	Unidad			450		2.195.400			2.195.400
126113	Centro itinerante de formación y capacitación para el desarrollo de unidades de producción agrícola urbanas en el Estado Aragua	Persona	190	110	300		5.824.600			5.824.600
					TOTAL		**8.020.000**			**8.020.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.355.000			20.355.000
02	Gestión administrativa	3.900.000	5.125.000			9.025.000
03	Previsión y protección social		1.500.000			1.500.000
	TOTAL	**3.900.000**	**26.980.000**			**30.880.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**64**	**63**		**127**	**2.654.464**	**1.898.883**	**4.553.347**
Alto Nivel y de Dirección		1		1	154.978		154.978
Directivo	2			2	44.617	35.724	80.341
Profesional y Técnico	40	9		49	1.019.529	976.461	1.995.990
Administrativo	10			10	223.085	178.621	401.706
Obrero	12	53		65	1.212.255	708.077	1.920.332
Personal Contratado	**62**	**35**		**97**	**3.598.770**		**3.598.770**
Profesional y Técnico	57	32		89	3.319.526		3.319.526
Administrativo	5	1		6	231.034		231.034
Obrero		2		2	48.210		48.210
TOTAL	**126**	**98**		**224**	**6.253.234**	**1.898.883**	**8.152.117**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**16**	**13**	**29**	**1.127.595**
Alto Nivel y de Dirección		3	3	245.832
Empleado	16	9	25	837.674
Obrero		1	1	44.089
Pensionados	**3**	**4**	**7**	**372.405**
Alto Nivel y de Dirección		1	1	42.162
Empleado	3		3	150.737
Obrero		3	3	179.506
TOTAL	**19**	**17**	**36**	**1.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	20.700.000
4.02	Materiales, suministros y mercancías	2.139.719
4.03	Servicios no personales	4.150.210
4.04	Activos reales	6.510.071
4.07	Transferencias y donaciones	1.500.000
4.08	Otros gastos	900.000
4.11	Disminución de pasivos	3.000.000
	TOTAL	**38.900.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**35.000.000**
INGRESOS CORRIENTES ORDINARIOS	35.000.000
TRANSFERENCIAS CORRIENTES	35.000.000
Transferencias corrientes del sector público	35.000.000
Transferencias corrientes internas recibidas del sector público	35.000.000
De la República	35.000.000
Ministerio del Poder Popular de Planificación	35.000.000
-Recursos Ordinarios	35.000.000
1.2 GASTOS CORRIENTES	**29.389.929**
GASTOS DE CONSUMO	27.889.929
Remuneraciones	20.700.000
Sueldos, salarios y otras retribuciones	9.046.445
Beneficios y complementos de sueldos y salarios	5.114.538
Aportes patronales	1.334.514
Prestaciones sociales y otras indemnizaciones	1.050.000
Asistencia socioeconómica	4.154.503
Compra de bienes y servicios	4.942.747
Bienes de consumo	2.139.719
Servicios no personales	2.803.028
Impuestos indirectos	1.347.182
Depreciación y amortización	900.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector privado	1.500.000
Transferencias corrientes al sector privado	1.500.000
Directas a personas	1.500.000
Pensiones y otros beneficios asociados	372.405
Jubilaciones y otros beneficios asociados	1.127.595
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**5.610.071**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.510.071**
RECURSOS PROPIOS DE CAPITAL	6.510.071
Ahorro en cuenta corriente	5.610.071
Incremento de la depreciación y amortización acumuladas	900.000
2.2 GASTOS DE CAPITAL	**6.510.071**
INVERSIÓN REAL DIRECTA	6.510.071
Formación bruta de capital fijo	6.510.071
Maquinaria, equipos y otros bienes muebles	6.210.071
Construcciones de bienes de dominio privado	300.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.000
Disminución de otros activos financieros	3.000.000
Disminución de disponibilidades	3.000.000
Disminución de bancos	3.000.000
3.2 APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.245.000
Disminución de aportes patronales y retenciones laborales por pagar	1.455.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	300.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	5.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	20.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar al Fondo de Ahorro Obligatorio para la Vivienda (FAOV)	500.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, Hospitalización, Cirugía, Maternidad (HCM) y gastos funerarios	600.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	30.000
Disminución cuentas por pagar a proveedores a corto plazo	300.000

A0016

Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS LLANOS (CORPOLLANOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Corporación de Desarrollo de la Región de los Llanos (Corpollanos), actualmente adscrita al Ministerio del Poder Popular de Planificación, mediante Decreto Presidencial N° 1.251 de fecha 15-09-2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.498 de fecha 16-09-2014; con el objetivo de apoyar la implementación de la políticas públicas nacionales en los estados Apure, Barinas, Cojedes, Guárico y Portuguesa, y con ello permitir una mayor eficacia en la consecución de los fines estadales en dichos estados.

Las acciones a realizar por la Corporación para el Ejercicio Económico Financiero 2015, estarán orientadas a capacitar a la comunidad en general, ofreciéndoles herramientas necesarias para la adquisición y fortalecimiento de conocimientos que les permita insertarse en el nuevo modelo económico y social de la región, asimismo, promover el desarrollo endógeno, integral y sustentable en espacios deprimidos de la región de los Llanos, con vocación y potencialidades para la producción agrícola, mediante el desarrollo de actividades productivas, sociales y conservacionistas del ambiente. En este sentido, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de las políticas de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, a través de políticas públicas dirigidas a la solución de problemas concretos de la sociedad.

En este propósito, se propone la ejecución de los siguientes proyectos:

- Proyecto de capacitación y formación socialista, asesoría y asistencia técnica de Corpollanos.

  Capacitar a los ciudadanos y ciudadanas de la Región Llanera, propiciando el empoderamiento popular, generando aumento de capacitación.

- Instalación y dotación de la emisora de radio cultural de los llanos “La Voz de Chávez”.

  Instalar una estación de radiodifusión cultural, mediante la dotación de equipos adecuados, con la finalidad de difundir espacios de interés para las comunidades de la Región Llanera, creando una emisora radial.

- Seguimiento, evaluación y control de resultados e impactos de los proyectos estructurantes en la Región de los Llanos.

  Realizar seguimiento, evaluación y control de los resultados e impactos generados por los proyectos estructurantes en la Región de los Llanos, produciendo indicadores.

- Impulsar y fomentar la creación de los distritos motores de desarrollo de la Región de los Llanos.

  Contribuir en el proceso planificación, coordinación, ejecución y evaluación de distritos motores de desarrollo en la Región de los Llanos, originando documentos.

- Promover el desarrollo endógeno de las actividades socioproductivas en la Región los Llanos, para contribuir con la seguridad alimentaria.

  Promover el desarrollo endógeno, integral y sustentable en espacios deprimidos de la Región de los Llanos, con vocación y potencialidades para la producción agrícola, mediante el desarrollo de actividades productivas, sociales y conservacionistas del ambiente, generando escuela dotada.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**35.000.000**
INGRESOS CORRIENTES ORDINARIOS	35.000.000
TRANSFERENCIAS CORRIENTES	35.000.000
Transferencias corrientes del sector público	35.000.000
Transferencias corrientes internas recibidas del sector público	35.000.000
De la República	35.000.000
INGRESOS DE CAPITAL	**35.000**
RECURSOS PROPIOS DE CAPITAL	35.000
Incremento de la depreciación y amortización acumuladas	35.000
TOTAL RECURSOS	**35.035.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**34.012.000**
GASTOS DE CONSUMO	32.908.000
Remuneraciones	20.960.000
Sueldos, salarios y otras retribuciones	9.940.000
Beneficios y complementos de sueldos y salarios	4.124.000
Aportes patronales	530.000
Prestaciones sociales y otras indemnizaciones	2.284.000
Asistencia socioeconómica	4.082.000
Compra de bienes y servicios	10.953.000
Bienes de consumo	6.260.500
Servicios no personales	4.692.500
Impuestos indirectos	960.000
Depreciación y amortización	35.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.104.000
Al sector privado	1.104.000
Transferencias corrientes al sector privado	660.000
Directas a personas	660.000
Pensiones y otros beneficios asociados	300.000
Jubilaciones y otros beneficios asociados	360.000
Donaciones corrientes al sector privado	444.000
Donaciones a personas	315.000
Donaciones a instituciones sin fines de lucro	129.000
GASTOS DE CAPITAL	**1.023.000**
INVERSIÓN REAL DIRECTA	1.023.000
Formación bruta de capital fijo	1.023.000
Maquinaria, equipos y otros bienes muebles	612.000
Construcciones de bienes de dominio privado	411.000
TOTAL GASTOS	**35.035.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126378	Proyecto de capacitación y formación socialista, asesoria y asistencia técnica de Corpollanos	Documento			4		1.000.000			1.000.000
126483	Instalación y dotación de la emisora cultural de los llanos "La Voz de Chávez"	Trámite			1		3.063.000			3.063.000
126495	Seguimiento, evaluación y control de resultados e impactos de los proyectos estructurantes en la región de los llanos	Visita			100		2.000.000			2.000.000
126504	Impulsar y fomentar la creación de los distritos motores de desarrollo de la región de los llanos	Documento			4		2.000.000			2.000.000
126559	Promover el desarrollo endógeno de las actividades socioproductivas en la región los llanos, para contribuir con la seguridad alimentaria	Modelo			12		2.251.000			2.251.000
					TOTAL		10.314.000			10.314.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		18.240.000			18.240.000
02	Gestión administrativa	35.000	5.506.000			5.541.000
03	Previsión y protección social		940.000			940.000
	TOTAL	**35.000**	**24.686.000**			**24.721.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**32**	**25**		**57**	**3.700.000**		**3.700.000**
Alto Nivel y de Dirección		1		1	200.000		200.000
Directivo	15	13		28	1.500.000		1.500.000
Profesional y Técnico	14	2		16	750.000		750.000
Administrativo	3	3		6	750.000		750.000
Obrero		6		6	500.000		500.000
Personal Contratado	**41**	**40**		**81**	**3.403.000**		**3.403.000**
Profesional y Técnico	22	12		34	1.527.000		1.527.000
Administrativo	6	6		12	950.000		950.000
Obrero	13	22		35	926.000		926.000
TOTAL	**73**	**65**		**138**	**7.103.000**		**7.103.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**5**	**2**	**7**	**360.000**
Empleado	5	2	7	360.000
Pensionados	**8**		**8**	**300.000**
Obrero	8		8	300.000
TOTAL	**13**	**2**	**15**	**660.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	20.960.000
4.02	Materiales, suministros y mercancías	6.260.500
4.03	Servicios no personales	5.652.500
4.04	Activos reales	1.023.000
4.07	Transferencias y donaciones	1.104.000
4.08	Otros gastos	35.000
	TOTAL	**35.035.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**35.000.000**
INGRESOS CORRIENTES ORDINARIOS	35.000.000
TRANSFERENCIAS CORRIENTES	35.000.000
Transferencias corrientes del sector público	35.000.000
Transferencias corrientes internas recibidas del sector público	35.000.000
De la República	35.000.000
Ministerio del Poder Popular de Planificación	35.000.000
-Recursos Ordinarios	35.000.000
1.2 GASTOS CORRIENTES	**34.012.000**
GASTOS DE CONSUMO	32.908.000
Remuneraciones	20.960.000
Sueldos, salarios y otras retribuciones	9.940.000
Beneficios y complementos de sueldos y salarios	4.124.000
Aportes patronales	530.000
Prestaciones sociales y otras indemnizaciones	2.284.000
Asistencia socioeconómica	4.082.000
Compra de bienes y servicios	10.953.000
Bienes de consumo	6.260.500
Servicios no personales	4.692.500
Impuestos indirectos	960.000
Depreciación y amortización	35.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.104.000
Al sector privado	1.104.000
Transferencias corrientes al sector privado	660.000
Directas a personas	660.000
Pensiones y otros beneficios asociados	300.000
Jubilaciones y otros beneficios asociados	360.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	444.000
Donaciones a personas	315.000
Donaciones a instituciones sin fines de lucro	129.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**988.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.023.000**
RECURSOS PROPIOS DE CAPITAL	1.023.000
Ahorro en cuenta corriente	988.000
Incremento de la depreciación y amortización acumuladas	35.000
2.2 GASTOS DE CAPITAL	**1.023.000**
INVERSIÓN REAL DIRECTA	1.023.000
Formación bruta de capital fijo	1.023.000
Maquinaria, equipos y otros bienes muebles	612.000
Construcciones de bienes de dominio privado	411.000
2.3 RESULTADO FINANCIERO: EQUILIBRIO	

A0018

Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS ANDES (CORPOANDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Corporación de Desarrollo de la Región de los Andes (Corpoandes), adscrita al Ministerio del Poder Popular de Planificación, mediante Decreto Presidencial N° 1.251 de fecha 15 de septiembre de 2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.498 de fecha 16 de septiembre de 2014; con el objetivo de apoyar la implementación de la políticas públicas nacionales en los estados Mérida, Táchira y Trujillo, y con ello permitir una mayor eficacia en la consecución de los fines estadales en dichos estados, en procura del desarrollo sostenible de la Región de los Andes de la República Bolivariana de Venezuela.

Dentro de este marco, la Corporación continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución de los siguientes proyectos:

- Apoyo a la Oficina Técnica Regional como ente descentralizador del Consejo Federal de Gobierno.
- Fortalecimiento del Sistema de Información Geográfico de la Región de Los Andes (Sigra).
- Fortalecimiento de las Cadenas Socio Productivas Agrícola en La Región de Los Andes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**40.966.804**
INGRESOS CORRIENTES ORDINARIO	40.966.804
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.000
Venta de otros bienes y servicios	25.000
INGRESOS DE LA PROPIEDAD	941.804
Intereses	144.485
Intereses internos	144.485
Intereses por depósitos	144.485
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	797.319
Alquileres	797.319
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
INGRESOS DE CAPITAL	**279.680**
RECURSOS PROPIOS DE CAPITAL	279.680
Incremento de la depreciación y amortización acumuladas	279.680
FUENTES DE FINANCIAMIENTO	**1.150.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.150.000
Disminución de otros activos financieros	1.150.000
Disminución de disponibilidades	1.150.000
Disminución de bancos	1.150.000
TOTAL RECURSOS	**42.396.484**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**40.966.804**
GASTOS DE CONSUMO	30.117.045
Remuneraciones	21.616.179
Sueldos, salarios y otras retribuciones	10.683.955
Beneficios y complementos de sueldos y salarios	8.682.263
Aportes patronales	254.794
Prestaciones sociales y otras indemnizaciones	734.439
Asistencia socioeconómica	1.260.728
Compra de bienes y servicios	7.608.226
Bienes de consumo	3.463.331
Servicios no personales	4.144.895
Impuestos indirectos	612.960
Depreciación y amortización	279.680
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.849.759
Al sector privado	10.849.759
Transferencias corrientes al sector privado	10.820.759
Directas a personas	10.820.759
Pensiones y otros beneficios asociados	1.800.744
Jubilaciones y otros beneficios asociados	9.020.015
Donaciones corrientes al sector privado	29.000
Donaciones a personas	27.500
Donaciones a instituciones sin fines de lucro	1.500
GASTOS DE CAPITAL	**279.680**
INVERSIÓN REAL DIRECTA	279.480
Formación bruta de capital fijo	279.480
Maquinaria, equipos y otros bienes muebles	249.480
Construcciones de bienes de dominio privado	30.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES DE CAPITAL	200
Al sector privado	200
Donaciones de capital al sector privado	200
A personas	100
A instituciones sin fines de lucro	100
APLICACIONES FINANCIERAS	**1.150.000**
DISMINUCIÓN DE PASIVOS	1.150.000
Disminución de cuentas y efectos por pagar	350.000
Disminución de cuentas y efectos por pagar a corto plazo	350.000
Disminución de aportes patronales y retenciones laborales por pagar	250.000
Disminución de otros aportes patronales por pagar	250.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución de otros pasivos	800.000
Disminución de otros pasivos a mediano y largo plazo	800.000
TOTAL GASTOS	**42.396.484**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
111.479	Apoyo a la Oficina Técnica Regional como ente descentralizador del Consejo Federal de Gobierno	Oficina			1		5.103.303			5.103.303
120.538	Fortalecimiento del Sistema de Información Geográfico de la Región de Los Andes (Sigra)	Sistema			1		2.781.910			2.781.910
120.539	Fortalecimiento de las Cadenas Socio Productivas Agrícola en La Región de Los Andes	Acompañamiento			245		2.418.638			2.418.638
					TOTAL		**10.303.851**			**10.303.851**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.298.564			14.298.564
02	Gestión Administrativa	2.396.484	4.576.826			6.973.310
03	Previsión y protección social		10.820.759			10.820.759
	TOTAL	**2.396.484**	**29.696.149**			**32.092.633**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**97**	**74**		**171**	**6.397.486**	**1.094.605**	**7.492.091**
Alto Nivel y de Dirección		1		1	34.011		34.011
Directivo	7	9		16	552.682		552.682
Profesional y Técnico	50	27		77	3.103.796	659.340	3.763.136
Personal Administrativo	30	3		33	1.154.447	245.063	1.399.510
Obrero	10	34		44	1.552.550	190.202	1.742.752
Personal Contratado	**17**	**14**		**31**	**1.137.917**		**1.137.917**
Profesional y Técnico	10	3		13	492.867		492.867
Personal Administrativo	4			4	152.045		152.045
Obrero	3	11		14	493.005		493.005
TOTAL	**114**	**88**		**202**	**7.535.403**	**1.094.605**	**8.630.008**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**99**	**146**	**245**	**9.020.015**
Empleados	88	71	159	5.782.597
Obreros	11	75	86	3.237.418
Pensionados	**29**	**15**	**44**	**1.800.744**
Empleados	26	4	30	1.223.358
Obreros	3	11	14	577.386
TOTAL	**128**	**161**	**289**	**10.820.759**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	21.616.179
4.02	Materiales, suministros y mercancías	3.463.331
4.03	Servicios no personales	4.757.855
4.04	Activos reales	279.480
4.07	Transferencias y donaciones	10.849.959
4.08	Otros gastos	279.680
4.11	Disminución de pasivos	1.150.000
	TOTAL	**42.396.484**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**40.966.804**
INGRESOS CORRIENTES ORDINARIO	40.966.804
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.000
Venta de otros bienes y servicios	25.000
INGRESOS DE LA PROPIEDAD	941.804
Intereses	144.485
Intereses internos	144.485
Intereses por depósitos	144.485
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	797.319
Alquileres	797.319
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
Ministerio del Poder Popular de Planificación	40.000.000
-Recursos Ordinarios	40.000.000
1.2 GASTOS CORRIENTES	**40.966.804**
GASTOS DE CONSUMO	30.117.045
Remuneraciones	21.616.179
Sueldos, salarios y otras retribuciones	10.683.955
Beneficios y complementos de sueldos y salarios	8.682.263
Aportes patronales	254.794
Prestaciones sociales y otras indemnizaciones	734.439
Asistencia socioeconómica	1.260.728
Compra de bienes y servicios	7.608.226
Bienes de consumo	3.463.331
Servicios no personales	4.144.895
Impuestos indirectos	612.960
Depreciación y amortización	279.680

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.849.759
Al sector privado	10.849.759
Transferencias corrientes al sector privado	10.820.759
Directas a personas	10.820.759
Pensiones y otros beneficios asociados	1.800.744
Jubilaciones y otros beneficios asociados	9.020.015
Donaciones corrientes al sector privado	29.000
Donaciones a personas	27.500
Donaciones a instituciones sin fines de lucro	1.500
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**279.680**
RECURSOS PROPIOS DE CAPITAL	279.680
Incremento de la depreciación y amortización acumuladas	279.680
2.2 GASTOS DE CAPITAL	**279.680**
INVERSIÓN REAL DIRECTA	279.480
Formación bruta de capital fijo	279.480
Maquinaria, equipos y otros bienes muebles	249.480
Construcciones de bienes de dominio privado	30.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	200
Al sector privado	200
Donaciones de capital al sector privado	200
A personas	100
A instituciones sin fines de lucro	100
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.150.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.150.000
Disminución de otros activos financieros	1.150.000
Disminución de disponibilidades	1.150.000
Disminución de bancos	1.150.000
3.2 APLICACIONES FINANCIERAS	**1.150.000**
DISMINUCIÓN DE PASIVOS	1.150.000
Disminución de cuentas y efectos por pagar	350.000
Disminución de cuentas y efectos por pagar a corto plazo	350.000
Disminución de aportes patronales y retenciones laborales por pagar	250.000
Disminución de otros aportes patronales por pagar	250.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución de otros pasivos	800.000
Disminución de otros pasivos a mediano y largo plazo	800.000

A0019

Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN ZULIANA (CORPOZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Corporación de Desarrollo de la Región Zuliana (Corpozulia), es un ente adscrito al Ministerio del Poder Popular de Planificación, mediante Decreto Presidencial N° 1.251 de fecha 15 de septiembre de 2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.498 de fecha 16 de septiembre de 2014. Su objetivo principal se orienta hacia la promoción del desarrollo armónico, endógeno, integral, sustentable y sostenido, en concordancia con los lineamientos y objetivos establecidos en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, a los fines de impulsar el desarrollo de la Región. Actualmente cumple el rol de Oficina Técnica Regional del Fondo de Compensación Interterritorial del Consejo Federal de Gobierno (CFG), de acuerdo con lo establecido en la Ley Orgánica del Consejo Federal de Gobierno.

Dentro de este marco, para el ejercicio económico financiero 2015, Corpozulia, se ha propuesto la consolidación de un sistema de asistencia técnica integral y transversal que permita la transferencia de conocimientos a las organizaciones de base comunitarias en la formulación y gestión tecno-política de proyectos, que conlleven al empoderamiento popular.

Las acciones que desarrollará la Corporación en el año 2015 se orientarán a la consecución de los objetivos y metas previstas en los siguientes proyectos:

- Mejoramiento de Hábitat y Vivienda en el Estado Zulia.
- Consolidación y Mantenimiento de las Unidades de Producción Agrícola Especializada.
- Consolidación a Empresas Pertenecientes al Sector Agroindustrial y Manufacturero.
- Consolidación y Mantenimiento de las Unidades de Producción de Ganadería Doble Propósito.
- Consolidación de Plantas Agroindustriales.
- Desarrollo Tecnológico de Líneas de Investigación para la Seguridad Agroalimentaria.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**192.441.264**
INGRESOS CORRIENTES ORDINARIO	192.441.264
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.937.421
Venta de otros bienes y servicios	15.937.421
INGRESOS DE LA PROPIEDAD	65.664.373
Intereses	6.698.573
Intereses internos	6.698.573
Intereses por préstamos	6.695.498
Intereses por depósitos	3.075
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	58.965.800
Utilidades, rentas y dividendos entes descentralizados no petroleros	2.000.000
Alquileres	56.965.800
TRANSFERENCIAS CORRIENTES	80.000.000
Transferencias corrientes del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
OTROS INGRESOS	30.839.470
Otros ingresos ordinarios	30.839.470
INGRESOS DE CAPITAL	**31.024.790**
RECURSOS PROPIOS DE CAPITAL	20.238.168
Incremento de la depreciación y amortización acumuladas	20.238.168
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.786.622
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	10.786.622
Al sector privado	10.786.622

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
FUENTES DE FINANCIAMIENTO	**164.702.226**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	164.702.226
Disminución de otros activos financieros	164.702.226
Disminución de disponibilidades	161.203.626
Disminución de caja	23.736.770
Disminución de bancos	137.466.856
Disminución de cuentas por cobrar a corto plazo	3.498.600
Disminución de otras cuentas por cobrar a corto plazo	3.498.600
TOTAL RECURSOS	**388.168.280**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**232.197.350**
GASTOS DE CONSUMO	206.598.931
Remuneraciones	92.800.668
Sueldos, salarios y otras retribuciones	29.838.212
Beneficios y complementos de sueldos y salarios	21.574.098
Aportes patronales	3.464.284
Prestaciones sociales y otras indemnizaciones	7.588.232
Asistencia socioeconómica	28.200.842
Otros gastos de personal	2.135.000
Compra de bienes y servicios	83.037.784
Bienes de consumo	42.145.585
Servicios no personales	40.892.199
Impuestos indirectos	10.522.311
Depreciación y amortización	20.238.168
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.918.919
Al sector privado	22.564.851
Transferencias corrientes al sector privado	21.463.051
Directas a personas	21.463.051
Pensiones y otros beneficios asociados	4.402.943
Jubilaciones y otros beneficios asociados	17.060.108
Donaciones corrientes al sector privado	1.101.800
Donaciones a personas	1.079.300
Donaciones a instituciones sin fines de lucro	22.500
Al sector público	2.354.068
Transferencias corrientes al sector público	1.142.184
A la República	1.142.184
Donaciones corrientes al sector público	1.211.884
A la República	1.194.040
A los entes descentralizados sin fines empresariales	17.844

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	679.500
Otros gastos corrientes	679.500
Bienes y servicios para la venta	679.500
GASTOS DE CAPITAL	**140.626.131**
INVERSIÓN REAL DIRECTA	14.525.314
Formación bruta de capital fijo	14.525.314
Maquinaria, equipos y otros bienes muebles	14.525.314
TRANSFERENCIAS Y DONACIONES DE CAPITAL	89.900.000
Al sector privado	89.900.000
Donaciones de capital al sector privado	89.900.000
A personas	89.900.000
INVERSIÓN FINANCIERA	36.200.817
Concesión de préstamos a largo plazo	36.200.817
Al sector privado	36.200.817
APLICACIONES FINANCIERAS	**15.344.799**
DISMINUCIÓN DE PASIVOS	15.344.799
Disminución de cuentas y efectos por pagar	12.034.454
Disminución de cuentas y efectos por pagar a corto plazo	12.034.454
Disminución cuentas por pagar a proveedores a corto plazo	12.034.454
Disminución de otros pasivos	3.310.345
Disminución de otros pasivos a mediano y largo plazo	3.310.345
TOTAL GASTOS	**388.168.280**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120.541	Mejoramiento de Hábitat y Vivienda en el Estado Zulia	Vivienda			620	93.600.000				93.600.000
126.009	Consolidación y Mantenimiento de las Unidades de Producción Agrícola Especializada	Kilogramo			332.900	15.089.259				15.089.259
126.039	Consolidación a Empresas Pertenecientes al Sector Agroindustrial y Manufacturero	Crédito			10	26.090.228				26.090.228
126.068	Consolidación y Mantenimiento de las Unidades de Producción de Ganadería Doble Propósito	Litro			937.200	25.972.800				25.972.800
126.071	Consolidación de Plantas Agroindustriales	Kilogramo			57.600	1.500.000				1.500.000
126.075	Desarrollo Tecnológico de Líneas de Investigación para la Seguridad Agroalimentaria	Asistencia Técnica			9.530	1.367.000				1.367.000
					TOTAL	163.619.287				163.619.287

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	34.434.741	58.536.949			92.971.690
02	Gestión administrativa	109.464.252				109.464.252
03	Previsión y protección social		21.463.051			21.463.051
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	650.000				650.000
	TOTAL	144.548.993	80.000.000			224.548.993

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**156**	**270**		**426**	**10.455.178**	**1.057.010**	**11.512.188**
Alto Nivel y de Dirección		1		1	22.917	39.167	62.084
Directivo	14	20		34	1.024.422	419.273	1.443.695
Profesional y Técnico	50	32		82	2.310.490	332.057	2.642.547
Personal Administrativo	16	8		24	682.948	152.813	835.761
Personal Docente	2			2	56.912	12.734	69.646
Personal Médico	4			4	113.825	25.469	139.294
Obrero	70	209		279	6.243.664	75.497	6.319.161
Personal Contratado	**187**	**125**		**312**	**8.344.599**		**8.344.599**
Directivo	2	2		4	126.497		126.497
Profesional y Técnico	145	90		235	5.923.126		5.923.126
Personal Administrativo	25	23		48	1.517.959		1.517.959
Personal Docente	11			11	347.866		347.866
Personal Médico	4	5		9	284.617		284.617
Obrero		5		5	144.534		144.534
TOTAL	**343**	**395**		**738**	**18.799.777**	**1.057.010**	**19.856.787**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**105**	**83**	**188**	**17.060.108**
Alto Nivel y de Dirección	24	16	40	3.629.802
Empleados	79	39	118	10.707.986
Obreros	2	28	30	2.722.320
Pensionados	**35**	**12**	**47**	**4.402.943**
Empleados	32	7	39	3.653.506
Obreros	3	5	8	749.437
TOTAL	**140**	**95**	**235**	**21.463.051**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	92.800.668
4.02	Materiales, suministros y mercancías	42.825.085
4.03	Servicios no personales	51.414.510
4.04	Activos reales	14.525.314
4.05	Activos financieros	36.200.817
4.07	Transferencias y donaciones	114.818.919
4.08	Otros gastos	20.238.168
4.11	Disminución de pasivos	15.344.799
	TOTAL	**388.168.280**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**192.441.264**
INGRESOS CORRIENTES ORDINARIO	192.441.264
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.937.421
Venta de otros bienes y servicios	15.937.421
INGRESOS DE LA PROPIEDAD	65.664.373
Intereses	6.698.573
Intereses internos	6.698.573
Intereses por préstamos	6.695.498
Intereses por depósitos	3.075
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	58.965.800
Utilidades, rentas y dividendos entes descentralizados no petroleros	2.000.000
Alquileres	56.965.800
TRANSFERENCIAS CORRIENTES	80.000.000
Transferencias corrientes del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
Ministerio del Poder Popular de Planificación	80.000.000
- Recursos Ordinarios	80.000.000
OTROS INGRESOS	30.839.470
Otros ingresos ordinarios	30.839.470

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.2 GASTOS CORRIENTES	**232.197.350**
GASTOS DE CONSUMO	206.598.931
Remuneraciones	92.800.668
Sueldos, salarios y otras retribuciones	29.838.212
Beneficios y complementos de sueldos y salarios	21.574.098
Aportes patronales	3.464.284
Prestaciones sociales y otras indemnizaciones	7.588.232
Asistencia socioeconómica	28.200.842
Otros gastos de personal	2.135.000
Compra de bienes y servicios	83.037.784
Bienes de consumo	42.145.585
Servicios no personales	40.892.199
Impuestos indirectos	10.522.311
Depreciación y amortización	20.238.168
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.918.919
Al sector privado	22.564.851
Transferencias corrientes al sector privado	21.463.051
Directas a personas	21.463.051
Pensiones y otros beneficios asociados	4.402.943
Jubilaciones y otros beneficios asociados	17.060.108
Donaciones corrientes al sector privado	1.101.800
Donaciones a personas	1.079.300
Donaciones a instituciones sin fines de lucro	22.500
Al sector público	2.354.068
Transferencias corrientes al sector público	1.142.184
A la República	1.142.184
Donaciones corrientes al sector público	1.211.884
A la República	1.194.040
A los entes descentralizados sin fines empresariales	17.844

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	679.500
Otros gastos corrientes	679.500
Bienes y servicios para la venta	679.500
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(39.756.086)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(8.731.296)**
RECURSOS PROPIOS DE CAPITAL	(19.517.918)
Desahorro en cuenta corriente	(39.756.086)
Incremento de la depreciación y amortización acumuladas	20.238.168
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.786.622
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	10.786.622
Al sector privado	10.786.622
2.2 GASTOS DE CAPITAL	**140.626.131**
INVERSIÓN REAL DIRECTA	14.525.314
Formación bruta de capital fijo	14.525.314
Maquinaria, equipos y otros bienes muebles	14.525.314
TRANSFERENCIAS Y DONACIONES DE CAPITAL	89.900.000
Al sector privado	89.900.000
Donaciones de capital al sector privado	89.900.000
A personas	89.900.000
INVERSIÓN FINANCIERA	36.200.817
Concesión de préstamos a largo plazo	36.200.817
Al sector privado	36.200.817
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(149.357.427)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**164.702.226**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	164.702.226
Disminución de otros activos financieros	164.702.226
Disminución de disponibilidades	161.203.626
Disminución de caja	23.736.770
Disminución de bancos	137.466.856
Disminución de cuentas por cobrar a corto plazo	3.498.600
Disminución de otras cuentas por cobrar a corto plazo	3.498.600
3.2 APLICACIONES FINANCIERAS	**164.702.226**
DISMINUCIÓN DE PASIVOS	15.344.799
Disminución de cuentas y efectos por pagar	12.034.454
Disminución de cuentas y efectos por pagar a corto plazo	12.034.454
Disminución cuentas por pagar a proveedores a corto plazo	12.034.454
Disminución de otros pasivos	3.310.345
Disminución de otros pasivos a mediano y largo plazo	3.310.345
DÉFICIT FINANCIERO	149.357.427

A0198

Instituto Nacional de Estadística (INE)

INSTITUTO NACIONAL DE ESTADÍSTICA (INE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El financiamiento de las actividades del Instituto establecidas en el Presupuesto para el Ejercicio Económico Financiero 2015, corresponde en más de un 85% a Transferencias del Ejecutivo Nacional, lo cual se justifica por la concepción establecida en el ordenamiento jurídico venezolano y en los lineamientos contenidos en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019", en el sentido de que la información estadística oficial es un bien público, y como tal, debe ser gratuita y estar a disposición de todos los ciudadanos sin exclusión. Las transferencias de capital que se tienen previstas recibir son las correspondientes a la ejecución del proyecto de "Fortalecimiento del INE como Ente Rector del Sistema Estadístico Nacional" las cuales provendrán de la Ley Especial de Endeudamiento.

Los recursos en un alto porcentaje están siendo destinados a financiar gastos de personal, dado que las actividades y operaciones estadísticas que realiza nuestra institución, requieren como insumo fundamental, la recolección de los datos en campo, lo cual demanda la contratación de un gran número de personas que se despliegan a lo largo y ancho del territorio nacional.

Los proyectos a ejecutar generan un total aproximado de 1.980 empleos directos permanentes distribuido en aproximadamente 50% para el género femenino y 50 % para el masculino.

Para el Ejercicio Económico Financiero 2015, nuestra gestión se desarrollará en dos grandes vertientes fundamentales:

- La producción estadística, la cual estará constituida fundamentalmente por productos estadísticos enmarcados en los aspectos sociales, económicos y demográficos, tales como la Encuesta a Hogares, el Índice Nacional de Precios al Consumidor, la Encuesta a Establecimientos Turísticos, entre otras. Se continuara con el Registro de Beneficiarios de Misiones, el cual posibilitará una mejor planificación de las misiones, que redundará en una efectiva política hacia la erradicación de la pobreza.
- Como órgano rector del Sistema Estadístico Nacional, se continuará en el proceso de establecimiento de los subcomités de estadísticas municipales y estadales, como instancias de acuerdos entre productores y usuarios de la información estadística.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**208.944.065**
INGRESOS CORRIENTES ORDINARIOS	208.944.065
INGRESOS DE OPERACIÓN	1.686.640
Otros ingresos de operación	1.686.640
TRANSFERENCIAS CORRIENTES	207.257.425
Transferencias corrientes del sector público	207.257.425
Transferencias corrientes internas recibidas del sector público	207.257.425
De la República	207.257.425
INGRESOS DE CAPITAL	**44.277.090**
RECURSOS PROPIOS DE CAPITAL	25.000.000
Incremento de la depreciación y amortización acumuladas	25.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	19.277.090
Transferencias y donaciones de capital del sector público	19.277.090
Transferencias de capital recibidas del sector público	19.277.090
De la República	19.277.090
FUENTES DE FINANCIAMIENTO	**1.770.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.770.000
Disminución de otros activos financieros	1.770.000
Disminución de disponibilidades	1.770.000
Disminución de bancos	1.770.000
TOTAL RECURSOS	**254.991.155**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**250.637.773**
GASTOS DE CONSUMO	237.390.864
Remuneraciones	152.117.559
Sueldos, salarios y otras retribuciones	58.061.563
Beneficios y complementos de sueldos y salarios	45.993.698
Aportes patronales	8.995.067
Prestaciones sociales y otras indemnizaciones	18.242.030
Asistencia socioeconómica	20.825.201
Compra de bienes y servicios	55.394.911
Bienes de consumo	11.827.820
Servicios no personales	43.567.091
Impuestos indirectos	4.878.394
Depreciación y amortización	25.000.000
GASTOS DE LA PROPIEDAD	190.958
Derechos sobre bienes intangibles	190.958
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.055.951
Al sector privado	13.055.951
Transferencias corrientes al sector privado	13.052.726
Directas a personas	13.052.726
Pensiones y otros beneficios asociados	4.246.614
Jubilaciones y otros beneficios asociados	8.806.112
Donaciones corrientes al sector privado	3.225
Donaciones a personas	1.536
Donaciones a instituciones sin fines de lucro	1.689
GASTOS DE CAPITAL	**3.203.382**
INVERSIÓN REAL DIRECTA	3.203.382
Formación bruta de capital fijo	3.180.480
Maquinaria, equipos y otros bienes muebles	3.180.480
Bienes intangibles	22.902

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**1.150.000**
DISMINUCIÓN DE PASIVOS	1.150.000
Disminución de cuentas y efectos por pagar	1.150.000
Disminución de cuentas y efectos por pagar a corto plazo	1.150.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.143.477
Disminución de aportes patronales y retenciones laborales por pagar	6.523
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	6.523
TOTAL GASTOS	**254.991.155**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
31276	A01980015000	Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	01/01/2009	31/12/2015	225.400.305	19.277.090			244.677.395
				TOTAL	225.400.305	19.277.090			244.677.395

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
31276	Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	Institución			1		19.277.090			19.277.090
123775	Desarrollo del Sistema Estadístico Nacional 2015	Informe			88		15.477.523			15.477.523
123787	Producción de Estadísticas Demográficas 2015	Informe			120		12.956.891			12.956.891
123798	Modernización de la Infraestructura Estadística	Informe			262		13.027.241			13.027.241

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123806	Plataforma Tecnológica Comunicacional 2015	Informe			43		1.771.790			1.771.790
123813	Divulgación de la Información Estadística Oficial 2015	Publicación			5.309		9.790.068			9.790.068
124016	Sistema Nacional de Información de Misiones y Grandes Misiones Sociales 2015	Informe			8	620.000				620.000
124020	Mediciones para la Inclusión Social y el Equilibrio Ambiental 2015	Informe			91		27.589.791			27.589.791
124065	Estadísticas para la Construcción del Nuevo Modelo Económico 2015	Informe			153	1.686.640	34.328.081			36.014.721
					TOTAL	2.306.640	134.218.475			136.525.115

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		41.173.533			41.173.533
02	Gestión administrativa	26.150.000	38.086.556			64.236.556
03	Previsión y protección social		13.055.951			13.055.951
	TOTAL	26.150.000	92.316.040			118.466.040

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**587**	**424**	**305**	**1.316**	**21.779.816**	**3.584.146**	**25.363.962**
Alto Nivel y de Dirección		1		1	100.000		100.000
Directivo	76	66	9	151	2.504.020	465.784	2.969.804
Profesional y Técnico	317	196	102	615	9.607.183	1.807.457	11.414.640
Personal Administrativo	157	64	183	404	6.270.920	1.181.798	7.452.718
Personal Médico		1		1	111.500	20.842	132.342
Obrero	37	96	11	144	3.186.193	108.265	3.294.458
Personal Contratado	**439**	**297**		**736**	**13.361.024**		**13.361.024**
Profesional y Técnico	151	111		262	4.931.213		4.931.213
Personal Administrativo	272	170		442	8.396.392		8.396.392
Obrero	16	16		32	33.419		33.419
TOTAL	1.026	721	305	2.052	35.140.840	3.584.146	38.724.986

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**123**	**121**	**244**	**8.806.112**
Empleados	113	97	210	7.573.255
Obreros	10	24	34	1.232.857
Pensionados	**83**	**31**	**114**	**4.246.614**
Empleados	70	16	86	3.100.027
Obreros	13	15	28	1.146.587
TOTAL	206	152	358	13.052.726

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	152.117.559
4.02	Materiales, suministros y mercancías	11.827.820
4.03	Servicios no personales	48.636.443
4.04	Activos reales	3.203.382
4.07	Transferencias y donaciones	13.055.951
4.08	Otros gastos	25.000.000
4.11	Disminución de pasivos	1.150.000
	TOTAL	**254.991.155**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**208.944.065**
INGRESOS CORRIENTES ORDINARIOS	208.944.065
INGRESOS DE OPERACIÓN	1.686.640
Otros ingresos de operación	1.686.640
TRANSFERENCIAS CORRIENTES	207.257.425
Transferencias corrientes del sector público	207.257.425
Transferencias corrientes internas recibidas del sector público	207.257.425
De la República	207.257.425
Ministerio del Poder Popular de Planificación	207.257.425
-Ingresos Ordinarios	207.257.425
1.2 GASTOS CORRIENTES	**250.637.773**
GASTOS DE CONSUMO	237.390.864
Remuneraciones	152.117.559
Sueldos, salarios y otras retribuciones	58.061.563
Beneficios y complementos de sueldos y salarios	45.993.698
Aportes patronales	8.995.067
Prestaciones sociales y otras indemnizaciones	18.242.030
Asistencia socioeconómica	20.825.201
Compra de bienes y servicios	55.394.911
Bienes de consumo	11.827.820
Servicios no personales	43.567.091
Impuestos indirectos	4.878.394
Depreciación y amortización	25.000.000
GASTOS DE LA PROPIEDAD	190.958
Derechos sobre bienes intangibles	190.958

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.055.951
Al sector privado	13.055.951
Transferencias corrientes al sector privado	13.052.726
Directas a personas	13.052.726
Pensiones y otros beneficios asociados	4.246.614
Jubilaciones y otros beneficios asociados	8.806.112
Donaciones corrientes al sector privado	3.225
Donaciones a personas	1.536
Donaciones a instituciones sin fines de lucro	1.689
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(41.693.708)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.583.382**
RECURSOS PROPIOS DE CAPITAL	(16.693.708)
Desahorro en cuenta corriente	(41.693.708)
Incremento de la depreciación y amortización acumuladas	25.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	19.277.090
Transferencias y donaciones de capital del sector público	19.277.090
Transferencias de capital recibidas del sector público	19.277.090
De la República	19.277.090
Ministerio del Poder Popular de Planificación	19.277.090
Proyectos por Endeudamiento	19.277.090
- Fortalecimiento del Instituto Nacional de Estadística (INE) como ente	19.277.090
rector del Sistema Estadístico Nacional (SEN)	19.277.090
2.2 GASTOS DE CAPITAL	**3.203.382**
INVERSIÓN REAL DIRECTA	3.203.382
Formación bruta de capital fijo	3.180.480
Maquinaria, equipos y otros bienes muebles	3.180.480
Bienes intangibles	22.902
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(620.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.770.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.770.000
Disminución de otros activos financieros	1.770.000
Disminución de disponibilidades	1.770.000
Disminución de bancos	1.770.000
3.2 APLICACIONES FINANCIERAS	**1.770.000**
DISMINUCIÓN DE PASIVOS	1.150.000
Disminución de cuentas y efectos por pagar	1.150.000
Disminución de cuentas y efectos por pagar a corto plazo	1.150.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.143.477
Disminución de aportes patronales y retenciones laborales por pagar	6.523
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	6.523
DÉFICIT FINANCIERO	620.000

A0261

Corporación de Desarrollo Jacinto Lara (CORPOLARA)

CORPORACIÓN DE DESARROLLO JACINTO LARA (CORPOLARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Corporación de Desarrollo Jacinto Lara (Corpolara), actualmente adscrita al Ministerio del Poder Popular de Planificación, mediante Decreto Presidencial N° 1.251 de fecha 15-09-2014, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.498 de fecha 16-09-2014; con el objetivo de apoyar la implementación de la Políticas Públicas Nacionales en los estados Lara, Yaracuy y Portuguesa, y con ello permitir una mayor eficacia en la consecución de los fines estadales en dichos estados, en procura del desarrollo sostenible de la Región Centro Occidental de la República Bolivariana de Venezuela.

Dentro de este marco, la Corporación continuará fortaleciendo y generando las política nacionales emanadas del Ejecutivo Nacional con base en el ejercicio pleno de la soberanía nacional, la democracia participativa y protagónica, la justicia e igualdad social, el respeto al ambiente y la diversidad cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. En este sentido, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, a través de políticas públicas, dirigidas a la solución de problemas concretos de la sociedad.

En este propósito, se propone la ejecución de los siguientes proyectos:

- Mantenimiento de la red vial del estado Lara, Portuguesa y Yaracuy.
- Contribuir en el mantenimiento de la vialidad de los estados Lara, Portuguesa y Yaracuy, a fin de mejorar el transporte de carga y pasajero, la integración del territorio, y las condiciones de vida en general de la población.
- Fortalecimiento de las Organizaciones de Base del Poder Popular (OBPP) en los estados Lara, Portuguesa y Yaracuy.
- Fortalecer y expandir el poder popular en los estado Lara, Portuguesa y Yaracuy, a través de la implementación de procesos de formación, capacitación y asistencia técnica a las Organizaciones de Base del Poder Popular en las áreas: socio-política, técnico-productiva, técnico-administrativa, funcionamiento y organización interna, con el fin de avanzar en la construcción del estado comunal de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.
- Construcción de viviendas y urbanismos en el estado Lara.
- Consolidar el programa de construcción de viviendas y urbanismos, para la dignificación y mejoramiento de las condiciones de vida de las familias larenses y lograr la mayor suma de felicidad posible para el pueblo.
- Construcción y rehabilitación de obras en el estado Lara en el marco del Plan del Buen vivir 2015.
- Seguir contribuyendo con el mejoramiento de las condiciones de vida de la población del estado Lara, mediante la ejecución de obras de infraestructura social, educativa, salud, acueductos, aguas servidas, electrificación y deportivas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**40.000.000**
INGRESOS CORRIENTES ORDINARIOS	40.000.000
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
INGRESOS DE CAPITAL	**1.000.000**
RECURSOS PROPIOS DE CAPITAL	1.000.000
Incremento de la depreciación y amortización acumuladas	1.000.000
TOTAL RECURSOS	**41.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**41.000.000**
GASTOS DE CONSUMO	31.818.484
Remuneraciones	29.947.000
Sueldos, salarios y otras retribuciones	16.327.470
Beneficios y complementos de sueldos y salarios	4.128.516
Aportes patronales	2.258.403
Prestaciones sociales y otras indemnizaciones	3.786.409
Asistencia socioeconómica	3.446.202

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	771.484
Bienes de consumo	271.484
Servicios no personales	500.000
Impuestos indirectos	100.000
Depreciación y amortización	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.181.516
Al sector privado	9.181.516
Transferencias corrientes al sector privado	9.181.516
Directas a personas	9.181.516
Pensiones y otros beneficios asociados	568.426
Jubilaciones y otros beneficios asociados	8.613.090
TOTAL GASTOS	**41.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126309	Mantenimiento de la red vial de los estados Lara, Portuguesa y Yaracuy	Estudio			1		500.000			500.000
126348	Fortalecimiento de las Organizaciones de Base del Poder Popular (OBPP) en los estados Lara, Portuguesa y Yaracuy	Instancias			1		500.000			500.000
126360	Construcción y rehabilitación de obras en el estado Lara en el marco del Plan del Buen vivir 2015	Obra			1		500.000			500.000
126369	Construcción de Viviendas y Urbanismos en el estado Lara	Vivienda			1		500.000			500.000
					TOTAL		2.000.000			2.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2015
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		27.947.000			27.947.000
02	Gestión administrativa	1.000.000	871.484			1.871.484
03	Previsión y protección social		9.181.516			9.181.516
	TOTAL	1.000.000	38.000.000			39.000.000

(Recursos Propios, Transferencias de la República, Donaciones de la República and Otras Fuentes are grouped under Fuente de Financiamiento.)

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**21**	**4**	**37**	**3.633.595**	**2.761.599**	**6.395.194**
Alto Nivel y de Dirección		1		1	184.200		184.200
Directivo		1		1	150.000		150.000
Profesional y Técnico	12	7	4	23	2.687.193	2.761.599	5.448.792
Obrero		12		12	612.202		612.202
Personal Contratado	**55**	**37**		**92**	**5.588.168**		**5.588.168**
Profesional y Técnico	55	37		92	5.588.168		5.588.168
TOTAL	**67**	**58**	**4**	**129**	**9.221.763**	**2.761.599**	**11.983.362**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**60**	**33**	**93**	**8.613.090**
Empleados	60	33	93	8.613.090
Pensionados	**3**		**3**	**568.426**
Empleados	3		3	568.426
TOTAL	**63**	**33**	**96**	**9.181.516**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	29.947.000
4.02	Materiales, suministros y mercancías	271.484
4.03	Servicios no personales	600.000
4.07	Transferencias y donaciones	9.181.516
4.08	Otros gastos	1.000.000
	TOTAL	**41.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**40.000.000**
INGRESOS CORRIENTES ORDINARIOS	40.000.000
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
Ministerio del Poder Popular de Planificación	40.000.000
-Recursos Ordinarios	40.000.000
1.2 GASTOS CORRIENTES	**41.000.000**
GASTOS DE CONSUMO	31.818.484
Remuneraciones	29.947.000
Sueldos, salarios y otras retribuciones	16.327.470
Beneficios y complementos de sueldos y salarios	4.128.516
Aportes patronales	2.258.403
Prestaciones sociales y otras indemnizaciones	3.786.409
Asistencia socioeconómica	3.446.202
Compra de bienes y servicios	771.484
Bienes de consumo	271.484
Servicios no personales	500.000
Impuestos indirectos	100.000
Depreciación y amortización	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.181.516
Al sector privado	9.181.516
Transferencias corrientes al sector privado	9.181.516
Directas a personas	9.181.516
Pensiones y otros beneficios asociados	568.426
Jubilaciones y otros beneficios asociados	8.613.090
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.000.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
RECURSOS PROPIOS DE CAPITAL	
Desahorro en cuenta corriente	(1.000.000)
Incremento de la depreciación y amortización acumuladas	1.000.000
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0325

Fundación Escuela de Gerencia Social (FEGS)

FUNDACIÓN ESCUELA DE GERENCIA SOCIAL (FEGS)

La política presupuestaria para el Ejercicio Económico Financiero 2015 de la Fundación Escuela de Gerencia Social, estará dirigida a:

- Fortalecer y crear capacidades gerenciales, abarcando Redes de Atención Social que integran esfuerzos públicos y comunitarios.
- Posicionar a la gerencia social como campo disciplinario de actuación válido, pertinente y útil al desarrollo nacional.
- Impulsar la construcción y socialización de conocimientos en el área de la gerencia social, ofreciendo metodologías, tecnologías y recursos de información, adecuados a las necesidades de nuestros usuarios.

En este orden de ideas, el presente presupuesto estará orientado a financiar los siguientes objetivos:

- Promover el desarrollo de competencias gerenciales, apropiadas para la formulación, ejecución y evaluación de políticas, programas y proyectos sociales.
- Generar conocimientos, metodologías, herramientas y prácticas destacadas en el área social, a través de actividades de investigación y asistencia técnica, dirigidas a los organismos públicos, comunidades organizadas y al sector social en general, para contribuir con ello al incremento de sus capacidades de gestión.
- Promover el acceso a material bibliográfico y otros recursos formativos disponibles para consulta presencial o en línea, sobre temas clave del sector social. De este modo se brinda apoyo a programas formativos, democratizando el acceso a la información y promoviendo la socialización del conocimiento.

Tales objetivos responden a su vez al histórico e ineludible desafío y compromiso político asumido por el Gobierno Nacional, con las mayorías populares venezolanas, de avanzar y profundizar el Desarrollo del Proyecto Socialista del Siglo XXI, enmarcándose la Fundación Escuela de Gerencia Social en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**13.809.414**
INGRESOS CORRIENTES ORDINARIOS	13.809.414
INGRESOS DE OPERACIÓN	455.786
Otros ingresos de operación	455.786
TRANSFERENCIAS CORRIENTES	13.353.628
Transferencias corrientes del sector público	13.353.628
Transferencias corrientes internas recibidas del sector público	13.353.628
De la República	13.353.628
INGRESOS DE CAPITAL	**300.000**
RECURSOS PROPIOS DE CAPITAL	300.000
Incremento de la depreciación y amortización acumuladas	300.000
FUENTES DE FINANCIAMIENTO	**2.642.993**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.642.993
Disminución de otros activos financieros	2.642.993
Disminución de disponibilidades	2.642.993
Disminución de bancos	2.642.993
TOTAL RECURSOS	**16.752.407**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**16.592.407**
GASTOS DE CONSUMO	15.122.285
Remuneraciones	10.715.926
Sueldos, salarios y otras retribuciones	3.708.883
Beneficios y complementos de sueldos y salarios	1.581.879
Aportes patronales	519.111
Prestaciones sociales y otras indemnizaciones	862.660
Asistencia socioeconómica	4.043.393
Compra de bienes y servicios	3.594.872
Bienes de consumo	2.221.044
Servicios no personales	1.373.828
Impuestos indirectos	511.487
Depreciación y amortización	300.000
GASTOS DE LA PROPIEDAD	2.000
Derechos sobre bienes intangibles	2.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.468.122
Al sector privado	1.468.122
Transferencias corrientes al sector privado	1.468.122
Directas a personas	1.468.122
Pensiones y otros beneficios asociados	89.951
Jubilaciones y otros beneficios asociados	1.378.171
GASTOS DE CAPITAL	**160.000**
INVERSIÓN REAL DIRECTA	160.000
Formación bruta de capital fijo	160.000
Maquinaria, equipos y otros bienes muebles	160.000
TOTAL GASTOS	**16.752.407**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126771	Implantación del Programa de Buenas Prácticas en instituciones públicas	Programa			1		1.081.614			1.081.614
126772	Sistematización de experiencias de organización para impulsar el Estado Comunal	Documento			1		453.967			453.967
126779	Fortalecimiento de los procesos de gestión y difusión de información sobre temas de política social	Información			9.010		2.465.736			2.465.736
126783	Formación Integral para la consolidación de la Gestión Social y Pública	Participante			3.500	1.310.505	1.824.374			3.134.879
					TOTAL	**1.310.505**	**5.825.691**			**7.136.196**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.848.239			5.848.239
02	Gestión administrativa	2.088.274	211.576			2.299.850
03	Previsión y protección social		1.468.122			1.468.122
	TOTAL	**2.088.274**	**7.527.937**			**9.616.211**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**30**	**14**	**3**	**47**	**2.432.941**		**2.432.941**
Alto Nivel y de Dirección	1			1	135.272		135.272
Directivo	3	1	2	6	599.063		599.063
Profesional y Técnico	20	5	1	26	1.221.596		1.221.596
Personal Administrativo	6	8		14	477.010		477.010
Personal Contratado	**2**			**2**	**79.079**		**79.079**
Profesional y Técnico	1			1	45.007		45.007
Personal Administrativo	1			1	34.072		34.072
TOTAL	32	14	3	49	2.512.020		2.512.020

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**9**		**9**	**1.378.171**
Alto Nivel y de Dirección	1		1	268.879
Empleados	8		8	1.109.292
Pensionados	**1**		**1**	**89.951**
Empleados	1		1	89.951
TOTAL	10		10	1.468.122

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	10.715.926
4.02	Materiales, suministros y mercancías	2.221.044
4.03	Servicios no personales	1.887.315
4.04	Activos reales	160.000
4.07	Transferencias y donaciones	1.468.122
4.08	Otros gastos	300.000
	TOTAL	**16.752.407**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**13.809.414**
INGRESOS CORRIENTES ORDINARIOS	13.809.414
INGRESOS DE OPERACIÓN	455.786
Otros ingresos de operación	455.786
TRANSFERENCIAS CORRIENTES	13.353.628
Transferencias corrientes del sector público	13.353.628
Transferencias corrientes internas recibidas del sector público	13.353.628
De la República	13.353.628
Ministerio del Poder Popular de Planificación	13.353.628
-Ingresos Ordinarios	13.353.628
1.2 GASTOS CORRIENTES	**16.592.407**
GASTOS DE CONSUMO	15.122.285
Remuneraciones	10.715.926
Sueldos, salarios y otras retribuciones	3.708.883
Beneficios y complementos de sueldos y salarios	1.581.879
Aportes patronales	519.111
Prestaciones sociales y otras indemnizaciones	862.660
Asistencia socioeconómica	4.043.393
Compra de bienes y servicios	3.594.872
Bienes de consumo	2.221.044
Servicios no personales	1.373.828
Impuestos indirectos	511.487
Depreciación y amortización	300.000
GASTOS DE LA PROPIEDAD	2.000
Derechos sobre bienes intangibles	2.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.468.122
Al sector privado	1.468.122
Transferencias corrientes al sector privado	1.468.122
Directas a personas	1.468.122
Pensiones y otros beneficios asociados	89.951
Jubilaciones y otros beneficios asociados	1.378.171
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.782.993)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.482.993)**
RECURSOS PROPIOS DE CAPITAL	(2.482.993)
Desahorro en cuenta corriente	(2.782.993)
Incremento de la depreciación y amortización acumuladas	300.000
2.2 GASTOS DE CAPITAL	**160.000**
INVERSIÓN REAL DIRECTA	160.000
Formación bruta de capital fijo	160.000
Maquinaria, equipos y otros bienes muebles	160.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.642.993)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.642.993**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.642.993
Disminución de otros activos financieros	2.642.993
Disminución de disponibilidades	2.642.993
Disminución de bancos	2.642.993
3.2 APLICACIONES FINANCIERAS	**2.642.993**
DÉFICIT FINANCIERO	2.642.993

A0455

Fundación Escuela Venezolana de Planificación

FUNDACIÓN ESCUELA VENEZOLANA DE PLANIFICACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Constitución de la República Bolivariana de Venezuela estableció con claridad los fundamentos institucionales del Sistema de Planificación Nacional estructurando y relacionando los tres niveles ejecutivos: Nacional Estadal y Municipal. A partir de los planteamientos Constitucionales se han aprobado otros instrumentos legales que conforman la estructura normativa básica que propicia la institucionalización del desarrollo endógeno como elemento clave del proyecto Nacional Venezolano, siendo estos los siguientes: La Ley Orgánica de Planificación Pública y Popular, Ley de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas y La Ley de los Consejos Locales de Planificación y Coordinación de Políticas Públicas. Considerando que el Estado tiene que facilitar la participación y corresponsabilidad de la Sociedad en la Planificación Democrática en cualesquiera de sus niveles Ejecutivos y también construir y estructurar el Sistema Nacional de Planificación Pública, se decidió crear un Órgano Público Nacional que contribuya a implantar un estilo Venezolano de Planificación. La Fundación Escuela Venezolana de Planificación tiene como objetivo principal "La formación y capacitación a corto, mediano y largo plazo de proyectistas y planificadores (profesionales, técnicos y ciudadanos interesados), capaces de asumir la responsabilidad de formular y desarrollar planes.

La Fundación Escuela Venezolana de Planificación combina e integra las siguientes acciones:

- Formar con calidad e innovación.
- Investigar para generar, divulgar y aplicar conocimientos.
- Desarrollar tecnologías de la información.
- Mantener una Infraestructura de Vanguardia.
- Promover el Conocimiento.

La Fundación Escuela Venezolana de Planificación, prevé capacitar a una población aproximada de 3.790 participantes en sus actividades presenciales, impartiendo educación en materia de planificación, para establecer un plan de asistencia técnica a las comunidades y a la población en general, para conformar la nueva estructura social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**96.702.129**
INGRESOS CORRIENTES ORDINARIOS	96.702.129
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.827.260
Venta de otros bienes y servicios	1.827.260
INGRESOS DE LA PROPIEDAD	15.800
Intereses	15.800
Intereses internos	15.800
Intereses por depósitos	15.800
TRANSFERENCIAS CORRIENTES	92.699.069
Transferencias corrientes del sector público	92.699.069
Transferencias corrientes internas recibidas del sector público	92.699.069
De la República	92.699.069
OTROS INGRESOS	2.160.000
Otros ingresos ordinarios	2.160.000
INGRESOS DE CAPITAL	**4.880.000**
RECURSOS PROPIOS DE CAPITAL	4.880.000
Incremento de la depreciación y amortización acumuladas	4.880.000
TOTAL RECURSOS	**101.582.129**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**95.532.129**
GASTOS DE CONSUMO	92.892.129
Remuneraciones	64.870.067
Sueldos, salarios y otras retribuciones	33.922.506
Beneficios y complementos de sueldos y salarios	8.200.664
Aportes patronales	4.061.870
Prestaciones sociales y otras indemnizaciones	6.224.018
Asistencia socioeconómica	12.461.009
Compra de bienes y servicios	19.104.400
Bienes de consumo	9.036.500
Servicios no personales	10.067.900
Impuestos indirectos	4.037.662
Depreciación y amortización	4.880.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	480.000
Al sector privado	480.000
Transferencias corrientes al sector privado	480.000
Directas a personas	480.000
Otras transferencias directas a personas	480.000
OTROS GASTOS CORRIENTES	2.160.000
Otros gastos corrientes	2.160.000
Bienes y servicios para la venta	2.160.000
GASTOS DE CAPITAL	**6.050.000**
INVERSIÓN REAL DIRECTA	6.050.000
Formación bruta de capital fijo	6.050.000
Maquinaria, equipos y otros bienes muebles	4.250.000
Construcciones de bienes de dominio privado	1.800.000
TOTAL GASTOS	**101.582.129**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126503	Fomentar la capacitación en planificación	Curso			3.790	1.843.060	21.530.520			23.373.580
126506	Impulsar la cultura sociopolítica de valores socialistas y participativos en la fevp	Actividad			185		1.685.600			1.685.600
126515	Mantenimiento de las instalaciones de la escuela venezolana de planificación	Mantenimiento			75	980.000	22.460.186			23.440.186
126517	Elaboración de proyectos de investigación	Proyecto de investigación			19		12.571.728			12.571.728
					TOTAL	2.823.060	58.248.034			61.071.094

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		24.853.584			24.853.584
02	Gestión administrativa	6.060.000	9.597.451			15.657.451
	TOTAL	6.060.000	34.451.035			40.511.035

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**285.480**		**285.480**
Alto Nivel y de Dirección	1			1	285.480		285.480
Personal Contratado	**89**	**85**		**174**	**19.202.911**		**19.202.911**
Profesional y Técnico	38	18		56	7.299.121		7.299.121
Personal Administrativo	14	9		23	1.761.671		1.761.671
Personal Docente	10	10		20	3.288.966		3.288.966
Personal de Investigación	10	10		20	3.152.466		3.152.466
Obrero	17	38		55	3.700.687		3.700.687
TOTAL	**90**	**85**		**175**	**19.488.391**		**19.488.391**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	64.870.067
4.02	Materiales, suministros y mercancías	11.196.500
4.03	Servicios no personales	14.105.562
4.04	Activos reales	6.050.000
4.07	Transferencias y donaciones	480.000
4.08	Otros gastos	4.880.000
	TOTAL	**101.582.129**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**96.702.129**
INGRESOS CORRIENTES ORDINARIOS	96.702.129
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.827.260
Venta de otros bienes y servicios	1.827.260
INGRESOS DE LA PROPIEDAD	15.800
Intereses	15.800
Intereses internos	15.800
Intereses por depósitos	15.800
TRANSFERENCIAS CORRIENTES	92.699.069
Transferencias corrientes del sector público	92.699.069
Transferencias corrientes internas recibidas del sector público	92.699.069
De la República	92.699.069
Ministerio del Poder Popular de Planificación	92.699.069
-Ingresos Ordinarios	92.699.069
OTROS INGRESOS	2.160.000
Otros ingresos ordinarios	2.160.000
1.2 GASTOS CORRIENTES	**95.532.129**
GASTOS DE CONSUMO	92.892.129
Remuneraciones	64.870.067
Sueldos, salarios y otras retribuciones	33.922.506
Beneficios y complementos de sueldos y salarios	8.200.664
Aportes patronales	4.061.870
Prestaciones sociales y otras indemnizaciones	6.224.018
Asistencia socioeconómica	12.461.009
Compra de bienes y servicios	19.104.400
Bienes de consumo	9.036.500
Servicios no personales	10.067.900

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Impuestos indirectos	4.037.662
Depreciación y amortización	4.880.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	480.000
Al sector privado	480.000
Transferencias corrientes al sector privado	480.000
Directas a personas	480.000
Otras transferencias directas a personas	480.000
OTROS GASTOS CORRIENTES	2.160.000
Otros gastos corrientes	2.160.000
Bienes y servicios para la venta	2.160.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.170.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.050.000**
RECURSOS PROPIOS DE CAPITAL	6.050.000
Ahorro en cuenta corriente	1.170.000
Incremento de la depreciación y amortización acumuladas	4.880.000
2.2 GASTOS DE CAPITAL	**6.050.000**
INVERSIÓN REAL DIRECTA	6.050.000
Formación bruta de capital fijo	6.050.000
Maquinaria, equipos y otros bienes muebles	4.250.000
Construcciones de bienes de dominio privado	1.800.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

72

Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología

Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología

A0006 Colegio Universitario Francisco de Miranda
A0007 Colegio Universitario de Caracas
A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"
A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)
A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital
A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro
A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes
A0032 Instituto Universitario de Tecnología de los Llanos
A0033 Instituto Universitario de Tecnología de Maracaibo
A0035 Instituto Universitario de Tecnología de Yaracuy
A0036 Instituto Universitario de Tecnología de Puerto Cabello
A0038 Instituto Universitario de Tecnología de Valencia
A0039 Universidad Politécnica Territorial del Estado Trujillo "Mario Briceño Iragorry"
A0040 Universidad Politécnica Territorial "José Antonio Anzoátegui
A0042 Instituto Universitario de Tecnología de Cabimas
A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"
A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita
A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)
A0080 Universidad del Zulia (LUZ)
A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)
A0082 Universidad de Oriente (UDO)
A0083 Universidad de Los Andes (ULA)
A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)
A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)
A0086 Universidad Nacional Experimental Simón Bolívar (USB)
A0087 Universidad Nacional Abierta (UNA)
A0088 Universidad Nacional Experimental de Guayana (UNEG)
A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)
A0090 Universidad Pedagógica Experimental Libertador (UPEL)
A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)
A0092 Universidad Nacional Experimental del Táchira (UNET)
A0093 Universidad Central de Venezuela (UCV)
A0094 Universidad de Carabobo (UC)
A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)
A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)
A0186 Universidad Nacional Experimental del Yaracuy (UNEY)
A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)
A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)
A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)

A0209 Centro Nacional de Tecnologías de Información (CNTI)

A0226 Academia de Ciencias Agrícolas de Venezuela (ACAV)

A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"

A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramirez"

A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"

A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"

A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano

A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"

A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)

A0313 Fundación Instituto de Estudios Avanzados (IDEA)

A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)

A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)

A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)

A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)

A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)

A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)

A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

A0413 Fundación Poliedro de Caracas

A0415 Fundación Misión Sucre

A0427 Fundación Centro Internacional Miranda

A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)

A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)

A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)

A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)

A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)

A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)

A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)

A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)

A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)

A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)

A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)

A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)

A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)

A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)

A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)

A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)

A0464 Fundación Infocentro

A0466 Fundación Dr. Alejandro Próspero Reverend

A0507 Fundación Conciencia Televisión

A0565 Universidad Politécnica Territorial de los Altos Mirandinos "Cecilio Acosta"

A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)

A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)

A0925 Instituto Universitario de Tecnología del Estado Bolívar

A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)

A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

A0942 Universidad Bolivariana de Venezuela (UBV)

A0952 Universidad Deportiva del Sur

A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)

A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)

A1322 Universidad Nacional Experimental de las Artes (UNEARTE)

A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"

A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo

A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas

A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya

A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco

A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz

A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa

A0006

Colegio Universitario Francisco de Miranda

COLEGIO UNIVERSITARIO FRANCISCO DE MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Colegio Universitario Francisco de Miranda, persigue ser una Institución universitaria de excelencia en la generación de conocimientos, producto de la gestión/actividad en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia, que exige el siglo XXI, cuya misión es formar profesionales universitarios competentes en el área profesional, con gran sensibilidad social e identidad nacional y latinoamericana que se incorporen al proceso de transformación del país, para aportar soluciones.

En este sentido, esta Institución educativa enfoca sus actividades académicas y administrativas, a la dotación del país de profesionales e investigadores de la más alta calidad, auspiciando su permanente actualización y mejoramiento, así como la de establecer una sólida infraestructura que en lo humanístico, científico y tecnológico, sea soporte para el progreso autónomo del país en todas las áreas de la administración e informática.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**159.059.566**
INGRESOS CORRIENTES ORDINARIOS	159.059.566
TRANSFERENCIAS CORRIENTES	159.059.566
Transferencias corrientes del sector público	159.059.566
Transferencias corrientes internas recibidas del sector público	159.059.566
De la República	159.059.566
FUENTES DE FINANCIAMIENTO	**21.749.999**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	21.749.999
Disminución de otros activos financieros	21.749.999
Disminución de disponibilidades	21.749.999
Disminución de bancos	21.749.999
TOTAL RECURSOS	**180.809.565**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**169.356.477**
GASTOS DE CONSUMO	133.959.472
Remuneraciones	86.728.252
Sueldos, salarios y otras retribuciones	30.403.571
Beneficios y complementos de sueldos y salarios	22.848.786
Aportes patronales	3.667.599
Prestaciones sociales y otras indemnizaciones	6.014.442
Asistencia socioeconómica	23.793.854
Compra de bienes y servicios	41.834.811
Bienes de consumo	16.542.857
Servicios no personales	25.291.954
Impuestos indirectos	5.396.409
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.397.005
Al sector privado	34.204.058
Transferencias corrientes al sector privado	34.204.058
Directas a personas	34.204.058
Pensiones y otros beneficios asociados	2.963.337
Jubilaciones y otros beneficios asociados	26.452.721
Otras transferencias directas a personas	4.788.000
Al sector público	1.192.947
Transferencias corrientes al sector público	1.192.947
A los entes descentralizados sin fines empresariales para sus gastos	1.192.947
GASTOS DE CAPITAL	**3.439.673**
INVERSIÓN REAL DIRECTA	3.439.673
Formación bruta de capital fijo	3.439.673
Maquinaria, equipos y otros bienes muebles	3.439.673
APLICACIONES FINANCIERAS	**8.013.415**
DISMINUCIÓN DE PASIVOS	8.013.415
Disminución de cuentas y efectos por pagar	4.251.113
Disminución de cuentas y efectos por pagar a corto plazo	4.251.113

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.082.572
Disminución de aportes patronales y retenciones laborales por pagar	1.467.687
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	271.700
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	210.327
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	58.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	108.968
Disminución de aportes patronales y retenciones laborales por pagar a organismos de seguridad social	71.000
Disminución de otras retenciones laborales por pagar	747.692
Disminución cuentas por pagar a proveedores a corto plazo	700.854
Disminución de otros pasivos	3.762.302
Disminución de otros pasivos a corto plazo	3.762.302
TOTAL GASTOS	**180.809.565**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124021	Formación de Estudiantes en los Programas Nacionales de Formación PNF	matrícula			4.033		21.694.427			21.694.427
124022	Territorialización y Municipalización de la Educación Universitaria	plan			2		986.756			986.756
124027	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	2420	1613	4.033		13.086.227			13.086.227
124033	Intercambio y Gestión del Conocimiento con la Sociedad	persona	4800	3200	8.000		5.312.247			5.312.247
124038	Formación en Postgrado o Estudios Avanzados	matrícula			693		292.225			292.225
124044	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			8.552		40.878.908			40.878.908
124062	Sistema de recursos para la formación e intercambio académico	usuario	2.420	1.613	4.033		589.393			589.393
124136	Investigación, Innovación y Gestión del Conocimiento	investigación			30		415.948			415.948
					TOTAL		**83.256.131**			**83.256.131**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		33.569.521			33.569.521
02	Gestión administrativa	21.749.999	12.817.856			34.567.855
03	Previsión y protección social		29.416.058			29.416.058
	TOTAL	**21.749.999**	**75.803.435**			**97.553.434**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**155**	**132**		**287**	**12.945.298**		**12.945.298**
Profesional y Técnico	29	6		35	1.932.166		1.932.166
Personal Administrativo	26	4		30	1.247.760		1.247.760
Personal Docente	42	58		100	4.524.612		4.524.612
Obrero	58	64		122	5.240.760		5.240.760
Personal Contratado	**163**	**177**		**340**	**13.453.142**		**13.453.142**
Profesional y Técnico	30	26		56	1.765.472		1.765.472
Personal Administrativo	63	31		94	4.111.626		4.111.626
Personal Docente	63	103		166	6.551.484		6.551.484
Obrero	7	17		24	1.024.560		1.024.560
TOTAL	**318**	**309**		**627**	**26.398.440**		**26.398.440**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**151**	**108**	**259**	**26.452.721**
Empleados	56	20	76	6.758.969
Docentes	66	72	138	16.037.202
Obreros	29	16	45	3.656.550
Pensionados	**20**	**3**	**23**	**2.963.337**
Empleados	3		3	383.663
Docentes	14	3	17	2.269.836
Obreros	3		3	309.838
TOTAL	**171**	**111**	**282**	**29.416.058**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	86.728.252
4.02	Materiales, suministros y mercancías	16.542.857
4.03	Servicios no personales	30.688.363
4.04	Activos reales	3.439.673
4.07	Transferencias y donaciones	35.397.005
4.11	Disminución de pasivos	8.013.415
	TOTAL	**180.809.565**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**159.059.566**
INGRESOS CORRIENTES ORDINARIOS	159.059.566
TRANSFERENCIAS CORRIENTES	159.059.566
Transferencias corrientes del sector público	159.059.566
Transferencias corrientes internas recibidas del sector público	159.059.566
De la República	159.059.566
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	159.059.566
Recursos Ordinarios	159.059.566
1.2 GASTOS CORRIENTES	**169.356.477**
GASTOS DE CONSUMO	133.959.472
Remuneraciones	86.728.252
Sueldos, salarios y otras retribuciones	30.403.571
Beneficios y complementos de sueldos y salarios	22.848.786
Aportes patronales	3.667.599
Prestaciones sociales y otras indemnizaciones	6.014.442
Asistencia socioeconómica	23.793.854
Compra de bienes y servicios	41.834.811
Bienes de consumo	16.542.857
Servicios no personales	25.291.954
Impuestos indirectos	5.396.409
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.397.005
Al sector privado	34.204.058
Transferencias corrientes al sector privado	34.204.058
Directas a personas	34.204.058
Pensiones y otros beneficios asociados	2.963.337
Jubilaciones y otros beneficios asociados	26.452.721
Otras transferencias directas a personas	4.788.000
Al sector público	1.192.947
Transferencias corrientes al sector público	1.192.947

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A los entes descentralizados sin fines empresariales para sus gastos	1.192.947
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(10.296.911)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(10.296.911)**
RECURSOS PROPIOS DE CAPITAL	(10.296.911)
Desahorro en cuenta corriente	(10.296.911)
2.2 GASTOS DE CAPITAL	**3.439.673**
INVERSIÓN REAL DIRECTA	3.439.673
Formación bruta de capital fijo	3.439.673
Maquinaria, equipos y otros bienes muebles	3.439.673
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(13.736.584)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**21.749.999**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	21.749.999
Disminución de otros activos financieros	21.749.999
Disminución de disponibilidades	21.749.999
Disminución de bancos	21.749.999
3.2 APLICACIONES FINANCIERAS	**21.749.999**
DISMINUCIÓN DE PASIVOS	8.013.415
Disminución de cuentas y efectos por pagar	4.251.113
Disminución de cuentas y efectos por pagar a corto plazo	4.251.113
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.082.572
Disminución de aportes patronales y retenciones laborales por pagar	1.467.687
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	271.700
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	210.327
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	58.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	108.968

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar a organismos de seguridad social	71.000
Disminución de otras retenciones laborales por pagar	747.692
Disminución cuentas por pagar a proveedores a corto plazo	700.854
Disminución de otros pasivos	3.762.302
Disminución de otros pasivos a corto plazo	3.762.302
DÉFICIT FINANCIERO	13.736.584

A0007

Colegio Universitario de Caracas

COLEGIO UNIVERSITARIO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Colegio Universitario de Caracas, fue creado, iniciando sus actividades docentes el 9 de octubre de 1972, con carreras del sector servicios en las ramas de Administración y Educación. Desde sus inicios presentó a los aspirantes once opciones: seis carreras en el área de Administración, una en el área de Educación, dos en el área de Turismo, una en el área de Informática y una en el área de Trabajo Social.

La Misión del Colegio fundamentalmente, es formar integralmente un ser humano comprometido con la ética socialista y el desarrollo endógeno sustentable y sostenido, en las áreas humanísticas, científicas y tecnológicas, en vinculación permanente con la comunidad, para coadyuvar en la solución de problemas, el intercambio de conocimientos y la proyección de su aprendizaje en el tiempo y en el espacio, con miras a sentar las bases de una educación para toda la vida y la transformación social del País.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**228.633.868**
INGRESOS CORRIENTES ORDINARIOS	228.633.868
TRANSFERENCIAS CORRIENTES	228.633.868
Transferencias corrientes del sector público	228.633.868
Transferencias corrientes internas recibidas del sector público	228.633.868
De la República	228.633.868
TOTAL RECURSOS	**228.633.868**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**223.833.868**
GASTOS DE CONSUMO	151.557.053
Remuneraciones	112.506.016
Sueldos, salarios y otras retribuciones	36.833.085
Beneficios y complementos de sueldos y salarios	44.046.151
Aportes patronales	7.150.703
Prestaciones sociales y otras indemnizaciones	9.019.531
Asistencia socioeconómica	15.456.546
Compra de bienes y servicios	35.663.857
Bienes de consumo	10.064.000
Servicios no personales	25.599.857
Impuestos indirectos	3.387.180
TRANSFERENCIAS Y DONACIONES CORRIENTES	72.276.815
Al sector privado	70.562.061
Transferencias corrientes al sector privado	69.962.061
Directas a personas	67.624.273
Pensiones y otros beneficios asociados	5.227.162
Jubilaciones y otros beneficios asociados	50.751.111
Otras transferencias directas a personas	11.646.000
A instituciones sin fines de lucro	2.337.788
Donaciones corrientes al sector privado	600.000
Donaciones a personas	600.000
Al sector público	1.714.754
Transferencias corrientes al sector público	1.714.754
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.714.754
GASTOS DE CAPITAL	**4.800.000**
INVERSIÓN REAL DIRECTA	4.800.000
Formación bruta de capital fijo	4.800.000
Maquinaria, equipos y otros bienes muebles	4.800.000
TOTAL GASTOS	**228.633.868**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123995	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	estudiante	2.700	2.500	5.200		24.087.279			24.087.279
123999	Investigación, innovación y gestión del conocimiento	investigación			1		962.552			962.552
124000	Formación de estudiantes en Carreras	estudiante	1.500	500	2.000		15.558.579			15.558.579
124006	Sistema de Recursos para la Formación e intercambio Académico	usuario	5.600	2.400	8.000		12.361.992			12.361.992
124010	Intercambio y Gestión del conocimiento con la sociedad	usuario	200	300	500		3.302.122			3.302.122
124014	Sistema de Apoyo al Desarrollo estudiantil	estudiante	3.000	5.000	8.000		34.646.550			34.646.550
124289	Desarrollo y Mantenimiento de Infraestructura	metro cuadrado			32.087		25.216.816			25.216.816
					TOTAL		116.135.890			116.135.890

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		38.282.105			38.282.105
02	Gestión administrativa		18.237.600			18.237.600
03	Previsión y protección social		55.978.273			55.978.273
	TOTAL		**112.497.978**			**112.497.978**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**139**	**111**		**250**	**13.188.245**		**13.188.245**
Alto Nivel y de Dirección	2	1		3	192.564		192.564
Profesional y Técnico	29	9		38	2.004.748		2.004.748
Personal Administrativo	18	6		24	1.798.354		1.798.354
Personal Docente	32	20		52	3.241.268		3.241.268
Obrero	58	75		133	5.951.311		5.951.311
Personal Fijo a Tiempo Parcial	**57**	**57**		**114**	**4.037.059**		**4.037.059**
Personal Docente	57	57		114	4.037.059		4.037.059
Personal Contratado	**349**	**299**		**648**	**19.595.340**		**19.595.340**
Profesional y Técnico	58	26		84	2.540.137		2.540.137
Personal Administrativo	86	35		121	3.659.006		3.659.006
Personal Docente	177	191		368	10.574.989		10.574.989
Obrero	28	47		75	2.821.208		2.821.208
TOTAL	**545**	**467**		**1.012**	**36.820.644**		**36.820.644**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**227**	**203**	**430**	**50.751.111**
Empleados	69	20	89	10.504.300
Docentes	146	158	304	35.879.855
Obreros	12	25	37	4.366.956
Pensionados	**48**	**7**	**55**	**5.227.162**
Empleados	10	3	13	1.235.511
Docentes	35	3	38	3.611.494
Obreros	3	1	4	380.157
TOTAL	**275**	**210**	**485**	**55.978.273**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	112.506.016
4.02	Materiales, suministros y mercancías	10.064.000
4.03	Servicios no personales	28.987.037
4.04	Activos reales	4.800.000
4.07	Transferencias y donaciones	72.276.815
	TOTAL	**228.633.868**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**228.633.868**
INGRESOS CORRIENTES ORDINARIOS	228.633.868
TRANSFERENCIAS CORRIENTES	228.633.868
Transferencias corrientes del sector público	228.633.868
Transferencias corrientes internas recibidas del sector público	228.633.868
De la República	228.633.868
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	228.633.868
Recursos Ordinarios	228.633.868
1.2 GASTOS CORRIENTES	**223.833.868**
GASTOS DE CONSUMO	151.557.053
Remuneraciones	112.506.016
Sueldos, salarios y otras retribuciones	36.833.085
Beneficios y complementos de sueldos y salarios	44.046.151
Aportes patronales	7.150.703
Prestaciones sociales y otras indemnizaciones	9.019.531
Asistencia socioeconómica	15.456.546
Compra de bienes y servicios	35.663.857
Bienes de consumo	10.064.000
Servicios no personales	25.599.857
Impuestos indirectos	3.387.180
TRANSFERENCIAS Y DONACIONES CORRIENTES	72.276.815
Al sector privado	70.562.061
Transferencias corrientes al sector privado	69.962.061
Directas a personas	67.624.273
Pensiones y otros beneficios asociados	5.227.162
Jubilaciones y otros beneficios asociados	50.751.111
Otras transferencias directas a personas	11.646.000
A instituciones sin fines de lucro	2.337.788

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	600.000
Donaciones a personas	600.000
Al sector público	1.714.754
Transferencias corrientes al sector público	1.714.754
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.714.754
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.800.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.800.000**
RECURSOS PROPIOS DE CAPITAL	4.800.000
Ahorro en cuenta corriente	4.800.000
2.2 GASTOS DE CAPITAL	**4.800.000**
INVERSIÓN REAL DIRECTA	4.800.000
Formación bruta de capital fijo	4.800.000
Maquinaria, equipos y otros bienes muebles	4.800.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0008

Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"

COLEGIO UNIVERSITARIO "PROFESOR JOSÉ LORENZO PÉREZ RODRÍGUEZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez" dirige su política de gasto, hacia la satisfacción de los aspectos sociales que le son pertinentes, de acuerdo a su filosofía de gestión institucional, orientado hacia la eficiencia, la equidad y la productividad, mediante el desarrollo de las funciones de docencia, investigación y extensión.

Su Misión es la formación profesional, ética y humanística de Técnicos Superiores Universitarios en las menciones de: Educación Especial, Administración y Turismo, capaces de afrontar con éxito los requerimientos del entorno.

La Visión del Colegio, es ser una institución de educación superior caracterizada por la investigación e innovación, generadora de conocimientos y cambios en las áreas humanísticas, científicas y técnicas.

En lo que respecta al área académica, actualmente la institución dicta los programas Nacionales de Formación en las áreas de Administración y Educación, así como las carreras cortas de Administración de Personal, Educación Especial, Turismo y Publicidad y Mercadeo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**88.129.562**
INGRESOS CORRIENTES ORDINARIOS	88.129.562
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	284.720
Venta de otros bienes y servicios	284.720
TRANSFERENCIAS CORRIENTES	87.819.842
Transferencias corrientes del sector público	87.819.842
Transferencias corrientes internas recibidas del sector público	87.819.842
De la República	87.819.842
OTROS INGRESOS	25.000
Otros ingresos ajenos a la operación	25.000
FUENTES DE FINANCIAMIENTO	**19.431.606**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.431.606
Disminución de otros activos financieros	19.431.606
Disminución de disponibilidades	19.431.606
Disminución de bancos	19.431.606
TOTAL RECURSOS	**107.561.168**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**95.167.806**
GASTOS DE CONSUMO	75.739.954
Remuneraciones	54.228.391
Sueldos, salarios y otras retribuciones	17.415.521
Beneficios y complementos de sueldos y salarios	21.584.811
Aportes patronales	3.771.194
Prestaciones sociales y otras indemnizaciones	4.305.367
Asistencia socioeconómica	7.151.498
Compra de bienes y servicios	18.290.634
Bienes de consumo	9.705.197
Servicios no personales	8.585.437
Impuestos indirectos	3.220.929
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.427.852
Al sector privado	19.427.852
Transferencias corrientes al sector privado	16.711.296
Directas a personas	14.521.903
Pensiones y otros beneficios asociados	968.002
Jubilaciones y otros beneficios asociados	8.153.901
Otras transferencias directas a personas	5.400.000
A instituciones sin fines de lucro	1.758.000
Otras transferencias corrientes internas al sector privado	431.393
Donaciones corrientes al sector privado	2.716.556
Donaciones a personas	2.057.907
Donaciones a instituciones sin fines de lucro	658.649
GASTOS DE CAPITAL	**11.043.023**
INVERSIÓN REAL DIRECTA	11.043.023
Formación bruta de capital fijo	10.982.655
Maquinaria, equipos y otros bienes muebles	7.387.498
Construcciones de bienes de dominio privado	3.595.157
Bienes intangibles	60.368

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**1.350.339**
DISMINUCIÓN DE PASIVOS	1.350.339
Disminución de cuentas y efectos por pagar	900.000
Disminución de cuentas y efectos por pagar a corto plazo	900.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	450.000
Disminución de aportes patronales y retenciones laborales por pagar	50.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	10.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	8.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	3.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	5.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	24.000
Disminución cuentas por pagar a proveedores a corto plazo	150.000
Disminución cuentas por pagar a contratistas a corto plazo	250.000
Disminución de otros pasivos	450.339
Disminución de otros pasivos a corto plazo	450.339
TOTAL GASTOS	**107.561.168**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124123	Formación de estudiantes en los programas nacionales de formación	matricula			3.337	500.000	23.442.307			23.942.307
124184	Formación en Post-Grado o Estudios Avanzado	matricula			215	468.481	1.936.395			2.404.876
124189	Sistema de Recursos para la Formación e Intercambio Académico	usuario	920	433	1.353	1.221.641				1.221.641
124197	Investigación, innovación y gestión del conocimiento	investigación			10	636.372				636.372
124207	Sistema de apoyo al desarrollo estudiantil	servicio	1.000	1.335	2.335	910.000	18.215.491			19.125.491
124242	Desarrollo y Mantenimiento de la infraestructura física	actividad			3.604	9.557.365	14.283.655			23.841.020
124275	Intercambio y gestión del conocimiento con la sociedad	persona	400	600	1.000	1.760.947	1.088.862			2.849.809
					TOTAL	**15.054.806**	**58.966.710**			**74.021.516**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.507.500			13.507.500
02	Gestión administrativa	4.686.520	6.223.729			10.910.249
03	Previsión y protección social		9.121.903			9.121.903
	TOTAL	**4.686.520**	**28.853.132**			**33.539.652**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**115**	**82**		**197**	**9.903.062**	**346.091**	**10.249.153**
Profesional y Técnico	19	7		26	962.704	2.496	965.200
Personal Administrativo	17	3		20	693.120	2.922	696.042
Personal Docente	47	38		85	5.369.288	340.673	5.709.961
Personal Médico	2	1		3	117.312		117.312
Obrero	30	33		63	2.760.638		2.760.638
Personal Fijo a Tiempo Parcial	**4**	**4**		**8**	**197.200**		**197.200**
Personal Docente	4	4		8	197.200		197.200
Personal Contratado	**82**	**61**		**143**	**4.439.068**		**4.439.068**
Directivo	1			1	58.760		58.760
Profesional y Técnico	12	3		15	542.080		542.080
Personal Administrativo	18	4		22	762.432		762.432
Personal Docente	44	49		93	2.516.968		2.516.968
Obrero	7	5		12	558.828		558.828
TOTAL	**201**	**147**		**348**	**14.539.330**	**346.091**	**14.885.421**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**34**	**18**	**52**	**8.153.901**
Médicos	1		1	99.042
Empleados	1	3	4	532.757
Docentes	30	12	42	7.060.938
Obreros	2	3	5	461.164
Pensionados	**5**	**4**	**9**	**968.002**
Empleados	1	1	2	183.347
Docentes	4	3	7	784.655
TOTAL	**39**	**22**	**61**	**9.121.903**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	54.228.391
4.02	Materiales, suministros y mercancías	9.705.197
4.03	Servicios no personales	11.806.366
4.04	Activos reales	11.043.023
4.07	Transferencias y donaciones	19.427.852
4.11	Disminución de pasivos	1.350.339
	TOTAL	**107.561.168**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**88.129.562**
INGRESOS CORRIENTES ORDINARIOS	88.129.562
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	284.720
Venta de otros bienes y servicios	284.720
TRANSFERENCIAS CORRIENTES	87.819.842
Transferencias corrientes del sector público	87.819.842
Transferencias corrientes internas recibidas del sector público	87.819.842
De la República	87.819.842
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	87.819.842
- Recursos Ordinarios	87.819.842
OTROS INGRESOS	25.000
Otros ingresos ajenos a la operación	25.000
1.2 GASTOS CORRIENTES	**95.167.806**
GASTOS DE CONSUMO	75.739.954
Remuneraciones	54.228.391
Sueldos, salarios y otras retribuciones	17.415.521
Beneficios y complementos de sueldos y salarios	21.584.811
Aportes patronales	3.771.194
Prestaciones sociales y otras indemnizaciones	4.305.367
Asistencia socioeconómica	7.151.498
Compra de bienes y servicios	18.290.634
Bienes de consumo	9.705.197
Servicios no personales	8.585.437
Impuestos indirectos	3.220.929
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.427.852
Al sector privado	19.427.852
Transferencias corrientes al sector privado	16.711.296
Directas a personas	14.521.903
Pensiones y otros beneficios asociados	968.002

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	8.153.901
Otras transferencias directas a personas	5.400.000
A instituciones sin fines de lucro	1.758.000
Otras transferencias corrientes internas al sector privado	431.393
Donaciones corrientes al sector privado	2.716.556
Donaciones a personas	2.057.907
Donaciones a instituciones sin fines de lucro	658.649
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(7.038.244)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(7.038.244)**
RECURSOS PROPIOS DE CAPITAL	(7.038.244)
Desahorro en cuenta corriente	(7.038.244)
2.2 GASTOS DE CAPITAL	**11.043.023**
INVERSIÓN REAL DIRECTA	11.043.023
Formación bruta de capital fijo	10.982.655
Maquinaria, equipos y otros bienes muebles	7.387.498
Construcciones de bienes de dominio privado	3.595.157
Bienes intangibles	60.368
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(18.081.267)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**19.431.606**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.431.606
Disminución de otros activos financieros	19.431.606
Disminución de disponibilidades	19.431.606
Disminución de bancos	19.431.606
3.2 APLICACIONES FINANCIERAS	**19.431.606**
DISMINUCIÓN DE PASIVOS	1.350.339
Disminución de cuentas y efectos por pagar	900.000
Disminución de cuentas y efectos por pagar a corto plazo	900.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	450.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar	50.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	10.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	8.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	3.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	5.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	24.000
Disminución cuentas por pagar a proveedores a corto plazo	150.000
Disminución cuentas por pagar a contratistas a corto plazo	250.000
Disminución de otros pasivos	450.339
Disminución de otros pasivos a corto plazo	450.339
DÉFICIT FINANCIERO	18.081.267

A0011

Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)

SERVICIO AUTÓNOMO OFICINAS TÉCNICAS DEL CONSEJO NACIONAL DE UNIVERSIDADES (CNU)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU), fue creado por la Junta Revolucionaria de Gobierno de los Estados Unidos de Venezuela, mediante Decreto N° 408, publicado en la Gaceta Oficial de los Estados Unidos de Venezuela N° 22.123, de fecha 28 de septiembre de 1946.

Para mantener la unidad pedagógica, cultural y científica de las Universidades Nacionales, funcionará un Consejo Nacional de Universidades que estará constituido por un delegado de los profesores y un delegado de los estudiantes de cada universidad, elegido por votación directa y secreta en los sectores respectivos; por los rectores de las Universidades y por el Ministro del Poder Popular para Educación Universitaria, Ciencia y Tecnología, quien lo preside.

El CNU cuenta con la asesoría técnica del Secretariado Permanente, Consejo Consultivo Nacional de Postgrado y de la Oficina de Planificación del Sector Universitario, las cuales están enlazadas con el resto de los organismos de planificación educativa.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.538.515.445**
INGRESOS CORRIENTES ORDINARIOS	5.538.515.445
TRANSFERENCIAS CORRIENTES	5.538.515.445
Transferencias corrientes del sector público	5.538.515.445
Transferencias corrientes internas recibidas del sector público	5.538.515.445
De la República	5.538.515.445
FUENTES DE FINANCIAMIENTO	**1.500.006.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.500.006.000
Disminución de otros activos financieros	1.500.006.000
Disminución de disponibilidades	1.500.006.000
Disminución de bancos	1.500.006.000
TOTAL RECURSOS	**7.038.521.445**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**6.786.750.704**
GASTOS DE CONSUMO	720.822.455
Remuneraciones	522.940.100
Sueldos, salarios y otras retribuciones	105.123.372
Beneficios y complementos de sueldos y salarios	208.091.120
Aportes patronales	16.646.797
Prestaciones sociales y otras indemnizaciones	69.772.831
Asistencia socioeconómica	123.305.980
Compra de bienes y servicios	174.892.959
Bienes de consumo	65.123.279
Servicios no personales	109.769.680
Impuestos indirectos	22.989.396
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.065.928.249
Al sector privado	22.250.185
Transferencias corrientes al sector privado	20.250.185
Directas a personas	20.250.185
Pensiones y otros beneficios asociados	2.967.155
Jubilaciones y otros beneficios asociados	17.283.030
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
Al sector público	6.043.678.064
Transferencias corrientes al sector público	5.831.312.623
A los entes descentralizados sin fines empresariales para sus gastos	5.831.312.623
Donaciones corrientes al sector público	212.365.441
A los entes descentralizados sin fines empresariales	212.365.441
GASTOS DE CAPITAL	**33.352.500**
INVERSIÓN REAL DIRECTA	33.352.500
Formación bruta de capital fijo	33.120.493
Maquinaria, equipos y otros bienes muebles	26.977.984
Construcciones de bienes de dominio privado	6.142.509

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	232.007
APLICACIONES FINANCIERAS	**218.418.241**
DISMINUCIÓN DE PASIVOS	218.418.241
Disminución de cuentas y efectos por pagar	200.527.970
Disminución de cuentas y efectos por pagar a corto plazo	200.527.970
Disminución de sueldos, salarios y otras remuneraciones por pagar	28.662.790
Disminución de aportes patronales y retenciones laborales por pagar	2.835.010
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	2.835.010
Disminución cuentas por pagar a proveedores a corto plazo	169.030.170
Disminución de otros pasivos	17.890.271
Disminución de obligaciones de ejercicios anteriores	17.890.271
TOTAL GASTOS	**7.038.521.445**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124109	Inclusión en el ingreso y prosecución a la educación universitaria, con equidad y pertinencia social	usuario	200.000	167.263	367.263		80.883.513			80.883.513
124368	Gestión de las Plantas Física Universitaria	obra			45	80.000.000	185.160.510			265.160.510
124452	Fortalecimiento Tecnológico de las Instituciones de Educación Universitaria (IEU) y de la Torre MPPEU-CNU	institución			12		187.374.652			187.374.652
124544	Desarrollo del Sistema de Gestión del Material Documental Digitalizado del MPPEU-OPSU.	boletín			1		26.209.649			26.209.649
124557	Adecuación del Consejo Nacional de Universidades a los paradigmas del Estado docente en el subsistema de Educación Universitaria.	informe			187		34.224.617			34.224.617
125102	Fortalecimiento de las Instituciones para Impulsar la Transformación Universitaria	institución			63	1.201.587.759	4.482.553.960			5.684.141.719
					TOTAL	**1.281.587.759**	**4.996.406.901**			**6.277.994.660**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		357.965.303			357.965.303
02	Gestión administrativa	218.418.241	163.893.056			382.311.297
03	Previsión y protección social		20.250.185			20.250.185
	TOTAL	218.418.241	542.108.544			760.526.785

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**325**	**260**	**58**	**643**	**36.865.707**	**955.372**	**37.821.079**
Directivo	2	1	19	22	1.199.938	42.801	1.242.739
Profesional y Técnico	220	114	17	351	19.185.610	684.333	19.869.943
Personal Administrativo	73	38	6	117	6.398.774	228.238	6.627.012
Obrero	30	107	16	153	10.081.385		10.081.385
Personal Contratado	**81**	**81**		**162**	**8.722.675**		**8.722.675**
Profesional y Técnico	41	26		67	3.851.510		3.851.510
Personal Administrativo	33	15		48	2.449.524		2.449.524
Obrero	7	40		47	2.421.641		2.421.641
TOTAL	**406**	**341**	**58**	**805**	**45.588.382**	**955.372**	**46.543.754**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**44**	**20**	**64**	**17.283.030**
Empleados	42	16	58	15.381.876
Obreros	2	4	6	1.901.154
Pensionados	**10**	**3**	**13**	**2.967.155**
Empleados	8	2	10	2.284.709
Obreros	2	1	3	682.446
TOTAL	**54**	**23**	**77**	**20.250.185**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	522.940.100
4.02	Materiales, suministros y mercancías	65.123.279
4.03	Servicios no personales	132.759.076
4.04	Activos reales	33.352.500
4.07	Transferencias y donaciones	6.065.928.249
4.11	Disminución de pasivos	218.418.241
	TOTAL	**7.038.521.445**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.538.515.445**
INGRESOS CORRIENTES ORDINARIOS	5.538.515.445
TRANSFERENCIAS CORRIENTES	5.538.515.445
Transferencias corrientes del sector público	5.538.515.445
Transferencias corrientes internas recibidas del sector público	5.538.515.445
De la República	5.538.515.445
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	5.538.515.445
- Recursos Ordinarios	5.538.515.445
1.2 GASTOS CORRIENTES	**6.786.750.704**
GASTOS DE CONSUMO	720.822.455
Remuneraciones	522.940.100
Sueldos, salarios y otras retribuciones	105.123.372
Beneficios y complementos de sueldos y salarios	208.091.120
Aportes patronales	16.646.797
Prestaciones sociales y otras indemnizaciones	69.772.831
Asistencia socioeconómica	123.305.980
Compra de bienes y servicios	174.892.959
Bienes de consumo	65.123.279
Servicios no personales	109.769.680
Impuestos indirectos	22.989.396
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.065.928.249
Al sector privado	22.250.185
Transferencias corrientes al sector privado	20.250.185
Directas a personas	20.250.185
Pensiones y otros beneficios asociados	2.967.155
Jubilaciones y otros beneficios asociados	17.283.030
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
Al sector público	6.043.678.064

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector público	5.831.312.623
A los entes descentralizados sin fines empresariales para sus gastos	5.831.312.623
Donaciones corrientes al sector público	212.365.441
A los entes descentralizados sin fines empresariales	212.365.441
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.248.235.259)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.248.235.259)**
RECURSOS PROPIOS DE CAPITAL	(1.248.235.259)
Desahorro en cuenta corriente	(1.248.235.259)
2.2 GASTOS DE CAPITAL	**33.352.500**
INVERSIÓN REAL DIRECTA	33.352.500
Formación bruta de capital fijo	33.120.493
Maquinaria, equipos y otros bienes muebles	26.977.984
Construcciones de bienes de dominio privado	6.142.509
Bienes intangibles	232.007
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.281.587.759)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.500.006.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.500.006.000
Disminución de otros activos financieros	1.500.006.000
Disminución de disponibilidades	1.500.006.000
Disminución de bancos	1.500.006.000
3.2 APLICACIONES FINANCIERAS	**1.500.006.000**
DISMINUCIÓN DE PASIVOS	218.418.241
Disminución de cuentas y efectos por pagar	200.527.970
Disminución de cuentas y efectos por pagar a corto plazo	200.527.970
Disminución de sueldos, salarios y otras remuneraciones por pagar	28.662.790
Disminución de aportes patronales y retenciones laborales por pagar	2.835.010
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	2.835.010

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución cuentas por pagar a proveedores a corto plazo	169.030.170
Disminución de otros pasivos	17.890.271
Disminución de obligaciones de ejercicios anteriores	17.890.271
DÉFICIT FINANCIERO	1.281.587.759

A0028

Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "DR. FEDERICO RIVERO PALACIO", REGIÓN CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología “Dr. Federico Rivero Palacio” Región Capital , se crea el 6 de enero de 1971, constituyéndose como la primera institución en su género en el país, con el propósito de responder a la urgente necesidad de formar recursos humanos a nivel universitario, con sólida preparación teórica y técnica, que actuarán como profesionales a nivel superior. También le corresponde el rol como ente multiplicador en el proceso productivo, planteando un verdadero reto al sistema de educación superior venezolano, tomando como base el modelo de instituto tecnológico francés y adaptándolo a la realidad venezolana, iniciando sus actividades como Centro piloto del Proyecto del Sistema IUT del País.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**196.210.614**
INGRESOS CORRIENTES ORDINARIOS	196.210.614
TRANSFERENCIAS CORRIENTES	196.210.614
Transferencias corrientes del sector público	196.210.614
Transferencias corrientes internas recibidas del sector público	196.210.614
De la República	196.210.614
TOTAL RECURSOS	**196.210.614**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**190.348.341**
GASTOS DE CONSUMO	146.708.848
Remuneraciones	112.698.609
Sueldos, salarios y otras retribuciones	60.780.183
Beneficios y complementos de sueldos y salarios	30.998.552
Aportes patronales	1.730.399
Prestaciones sociales y otras indemnizaciones	3.576.371
Asistencia socioeconómica	15.613.104
Compra de bienes y servicios	32.378.433
Bienes de consumo	3.238.947
Servicios no personales	29.139.486
Impuestos indirectos	1.631.806
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.639.493
Al sector privado	42.167.913
Transferencias corrientes al sector privado	42.167.913
Directas a personas	40.695.913
Pensiones y otros beneficios asociados	3.284.782
Jubilaciones y otros beneficios asociados	26.611.131
Otras transferencias directas a personas	10.800.000
A instituciones sin fines de lucro	1.472.000
Al sector público	1.471.580
Transferencias corrientes al sector público	1.471.580
A los entes descentralizados sin fines empresariales para sus gastos	1.471.580
APLICACIONES FINANCIERAS	**5.862.273**
DISMINUCIÓN DE PASIVOS	5.862.273
Disminución de cuentas y efectos por pagar	5.862.273
Disminución de otras cuentas y efectos por pagar	5.862.273
Disminución de otras cuentas por pagar a corto plazo	5.862.273
TOTAL GASTOS	**196.210.614**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124046	Formación de estudiantes en carreras	matrícula			110		1.912.905			1.912.905
124047	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			62.000		24.982.644			24.982.644
124053	Intercambio y gestión del conocimiento con la sociedad	atención			4.082		1.059.600			1.059.600
124054	Formación de estudiantes en los Programas Nacionales de Formación PNF	matrícula			4.082		64.860.885			64.860.885
124057	Formación en postgrado o estudios avanzados	matrícula			60		44.800			44.800
124067	Investigación, innovación y gestión del conocimiento	investigación			46		155.744			155.744
124068	Sistema de apoyo al desarrollo estudiantil	estudiante		1	1		37.987.141			37.987.141
124162	Sistemas de recursos para la formación e intercambio académico	usuario	2.450	1.632	4.082		155.834			155.834
124168	Territorializacion y Municipalización de la Educación Universitaria	plan			5		5.151.361			5.151.361
					TOTAL		136.310.914			136.310.914

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		26.063.625			26.063.625
02	Gestión administrativa		3.940.162			3.940.162
03	Previsión y protección social		29.895.913			29.895.913
	TOTAL		**59.899.700**			**59.899.700**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**176**	**155**	**97**	**428**	**33.911.424**	**843.183**	**34.754.607**
Directivo		1		1	183.564		183.564
Profesional y Técnico	25	2	51	78	4.508.520		4.508.520
Personal Administrativo	23	6	1	30	1.324.056		1.324.056
Personal Docente	89	90		179	21.731.640	843.183	22.574.823
Obrero	39	56	45	140	6.163.644		6.163.644
Personal Contratado	**134**	**110**		**244**	**19.364.076**		**19.364.076**
Profesional y Técnico	22	15		37	1.746.192		1.746.192
Personal Administrativo	29	10		39	1.841.841		1.841.841
Personal Docente	82	82		164	15.600.963		15.600.963
Obrero	1	3		4	175.080		175.080
TOTAL	**310**	**265**	**97**	**672**	**53.275.500**	**843.183**	**54.118.683**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**162**	**141**	**303**	**26.611.131**
Empleados	56	13	69	2.973.478
Docentes	91	99	190	22.358.318
Obreros	15	29	44	1.279.335
Pensionados	**29**	**12**	**41**	**3.284.782**
Empleados	8	1	9	1.627.846
Docentes	16	5	21	374.555
Obreros	5	6	11	1.282.381
TOTAL	**191**	**153**	**344**	**29.895.913**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	112.698.609
4.02	Materiales, suministros y mercancías	3.238.947
4.03	Servicios no personales	30.771.292
4.07	Transferencias y donaciones	43.639.493
4.11	Disminución de pasivos	5.862.273
	TOTAL	**196.210.614**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**196.210.614**
INGRESOS CORRIENTES ORDINARIOS	196.210.614
TRANSFERENCIAS CORRIENTES	196.210.614
Transferencias corrientes del sector público	196.210.614
Transferencias corrientes internas recibidas del sector público	196.210.614
De la República	196.210.614
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	196.210.614
- Recursos Ordinarios	196.210.614
1.2 GASTOS CORRIENTES	**190.348.341**
GASTOS DE CONSUMO	146.708.848
Remuneraciones	112.698.609
Sueldos, salarios y otras retribuciones	60.780.183
Beneficios y complementos de sueldos y salarios	30.998.552
Aportes patronales	1.730.399
Prestaciones sociales y otras indemnizaciones	3.576.371
Asistencia socioeconómica	15.613.104
Compra de bienes y servicios	32.378.433
Bienes de consumo	3.238.947
Servicios no personales	29.139.486
Impuestos indirectos	1.631.806
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.639.493
Al sector privado	42.167.913
Transferencias corrientes al sector privado	42.167.913
Directas a personas	40.695.913
Pensiones y otros beneficios asociados	3.284.782
Jubilaciones y otros beneficios asociados	26.611.131
Otras transferencias directas a personas	10.800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	1.472.000
Al sector público	1.471.580
Transferencias corrientes al sector público	1.471.580
A los entes descentralizados sin fines empresariales para sus gastos	1.471.580
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.862.273**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.862.273**
RECURSOS PROPIOS DE CAPITAL	5.862.273
Ahorro en cuenta corriente	5.862.273
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**5.862.273**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.862.273**
SUPERÁVIT FINANCIERO	5.862.273
3.2 APLICACIONES FINANCIERAS	**5.862.273**
DISMINUCIÓN DE PASIVOS	5.862.273
Disminución de cuentas y efectos por pagar	5.862.273
Disminución de otras cuentas y efectos por pagar	5.862.273
Disminución de otras cuentas por pagar a corto plazo	5.862.273

A0029

Instituto Universitario de Tecnología Alonso Gamero, Coro

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO, CORO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología Alonso Gamero, es un ente público con sólidos principios, valores éticos y morales, orientado a la docencia, investigación, extensión y producción. Formador de Profesionales Universitarios proactivos, de excelente calidad técnica y humana. Contribuyendo con su recurso humano al desarrollo armónico del país, en concordancia con los avances científicos, tecnológicos y sociales.

Su visión es, ser un Instituto Universitario de reconocido prestigio académico en constante innovación, vinculado al desarrollo integral del país. Teniendo como norte la calidad humana y técnica de su personal y egresados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**208.466.731**
INGRESOS CORRIENTES ORDINARIOS	208.466.731
TRANSFERENCIAS CORRIENTES	208.466.731
Transferencias corrientes del sector público	208.466.731
Transferencias corrientes internas recibidas del sector público	208.466.731
De la República	208.466.731
TOTAL RECURSOS	**208.466.731**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**200.407.816**
GASTOS DE CONSUMO	142.964.261
Remuneraciones	118.966.500
Sueldos, salarios y otras retribuciones	72.999.843
Beneficios y complementos de sueldos y salarios	21.696.024
Aportes patronales	8.254.531
Prestaciones sociales y otras indemnizaciones	9.557.956
Asistencia socioeconómica	6.420.947
Otros gastos de personal	37.199
Compra de bienes y servicios	18.638.788
Bienes de consumo	9.092.522
Servicios no personales	9.546.266
Impuestos indirectos	5.358.973
GASTOS DE LA PROPIEDAD	16.000
Derechos sobre bienes intangibles	16.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	57.427.555
Al sector privado	56.205.994
Transferencias corrientes al sector privado	54.105.794
Directas a personas	53.923.405
Pensiones y otros beneficios asociados	7.401.011
Jubilaciones y otros beneficios asociados	44.182.394
Otras transferencias directas a personas	2.340.000
A instituciones sin fines de lucro	182.389
Donaciones corrientes al sector privado	2.100.200
Donaciones a personas	2.080.200
Donaciones a instituciones sin fines de lucro	20.000
Al sector público	1.221.561
Transferencias corrientes al sector público	1.221.561
A los entes descentralizados sin fines empresariales para sus gastos	1.221.561

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**8.058.915**
INVERSIÓN REAL DIRECTA	8.058.915
Formación bruta de capital fijo	7.914.915
Maquinaria, equipos y otros bienes muebles	7.914.915
Bienes intangibles	144.000
TOTAL GASTOS	**208.466.731**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124284	Formación de Estudiantes en los Programas Nacionales de Formación	matrícula			3.181		64.025.400			64.025.400
124347	Formación de Postgrado o Estudios Avanzados	matrícula			240		368.446			368.446
124358	Investigación, Innovación y Gestión del Conocimiento	investigación			250		370.256			370.256
124488	Sistema de Recursos para la Formación e Intercambio Académico	usuario	17.925	17.925	35.850		5.022.852			5.022.852
124504	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	13.850	13.000	26.850		8.041.031			8.041.031
124650	Intercambio y Gestión del Conocimiento con la Sociedad	persona	180.650	180.650	361.300		2.917.814			2.917.814
124651	Desarrollo y Mantenimiento de Infraestructura Física	metro cuadrado			93.804		35.872.420			35.872.420
124652	Territorialización y Municipalización de la Educación Universitaria	plan			880		1.822.087			1.822.087
					TOTAL		**118.440.306**			**118.440.306**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		34.263.053			34.263.053
02	Gestión administrativa		4.027.578			4.027.578
03	Previsión y protección social		51.735.794			51.735.794
	TOTAL		**90.026.425**			**90.026.425**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**163**	**274**		**437**	**30.781.860**	**83.259**	**30.865.119**
Personal Administrativo	48	16		64	3.004.920	9.997	3.014.917
Personal Docente	96	130		226	21.567.612	73.262	21.640.874
Obrero	19	128		147	6.209.328		6.209.328
Personal Contratado	**472**	**353**		**825**	**42.134.724**		**42.134.724**
Personal Administrativo	213	75		288	14.828.292		14.828.292
Personal Docente	208	186		394	21.358.776		21.358.776
Obrero	51	92		143	5.947.656		5.947.656
TOTAL	**635**	**627**		**1.262**	**72.916.584**	**83.259**	**72.999.843**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**164**	**260**	**424**	**44.182.394**
Empleados	80	34	114	12.323.485
Docentes	59	158	217	23.389.026
Obreros	25	68	93	8.469.883
Pensionados	**50**	**40**	**90**	**7.401.011**
Empleados	6	2	8	296.434
Docentes	29	5	34	3.650.569
Obreros	15	33	48	3.454.008
TOTAL	**214**	**300**	**514**	**51.583.405**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	118.966.500
4.02	Materiales, suministros y mercancías	9.092.522
4.03	Servicios no personales	14.921.239
4.04	Activos reales	8.058.915
4.07	Transferencias y donaciones	57.427.555
	TOTAL	**208.466.731**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**208.466.731**
INGRESOS CORRIENTES ORDINARIOS	208.466.731
TRANSFERENCIAS CORRIENTES	208.466.731
Transferencias corrientes del sector público	208.466.731
Transferencias corrientes internas recibidas del sector público	208.466.731
De la República	208.466.731
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	208.466.731
- Recursos Ordinarios	208.466.731
1.2 GASTOS CORRIENTES	**200.407.816**
GASTOS DE CONSUMO	142.964.261
Remuneraciones	118.966.500
Sueldos, salarios y otras retribuciones	72.999.843
Beneficios y complementos de sueldos y salarios	21.696.024
Aportes patronales	8.254.531
Prestaciones sociales y otras indemnizaciones	9.557.956
Asistencia socioeconómica	6.420.947
Otros gastos de personal	37.199
Compra de bienes y servicios	18.638.788
Bienes de consumo	9.092.522
Servicios no personales	9.546.266
Impuestos indirectos	5.358.973
GASTOS DE LA PROPIEDAD	16.000
Derechos sobre bienes intangibles	16.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	57.427.555
Al sector privado	56.205.994
Transferencias corrientes al sector privado	54.105.794
Directas a personas	53.923.405
Pensiones y otros beneficios asociados	7.401.011
Jubilaciones y otros beneficios asociados	44.182.394

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias directas a personas	2.340.000
A instituciones sin fines de lucro	182.389
Donaciones corrientes al sector privado	2.100.200
Donaciones a personas	2.080.200
Donaciones a instituciones sin fines de lucro	20.000
Al sector público	1.221.561
Transferencias corrientes al sector público	1.221.561
A los entes descentralizados sin fines empresariales para sus gastos	1.221.561
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.058.915**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**8.058.915**
RECURSOS PROPIOS DE CAPITAL	8.058.915
Ahorro en cuenta corriente	8.058.915
2.2 GASTOS DE CAPITAL	**8.058.915**
INVERSIÓN REAL DIRECTA	8.058.915
Formación bruta de capital fijo	7.914.915
Maquinaria, equipos y otros bienes muebles	7.914.915
Bienes intangibles	144.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0030

Instituto Universitario de Tecnología Agroindustrial Región Los Andes

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL REGIÓN LOS ANDES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología Agroindustrial Región Los Andes, es un ente público con sólidos principios, valores éticos y morales, orientado a la docencia, investigación, extensión y producción. Formador de Profesionales Universitarios proactivos, de excelente calidad técnica y humana. Contribuyendo con su recurso humano al desarrollo armónico del país, en concordancia con los avances científicos, tecnológicos y sociales.

Su visión es, ser un Instituto Universitario de reconocido prestigio académico en constante innovación, vinculado al desarrollo integral del país. Teniendo como Norte la calidad humana y técnica de su personal y egresados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**246.483.710**
INGRESOS CORRIENTES ORDINARIOS	246.483.710
TRANSFERENCIAS CORRIENTES	246.483.710
Transferencias corrientes del sector público	246.483.710
Transferencias corrientes internas recibidas del sector público	246.483.710
De la República	246.483.710
FUENTES DE FINANCIAMIENTO	**10.725.629**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.725.629
Disminución de otros activos financieros	10.725.629
Disminución de disponibilidades	10.725.629
Disminución de bancos	10.725.629
TOTAL RECURSOS	**257.209.339**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**248.954.988**
GASTOS DE CONSUMO	178.702.255
Remuneraciones	131.661.421
Sueldos, salarios y otras retribuciones	38.825.946
Beneficios y complementos de sueldos y salarios	41.238.708
Aportes patronales	9.638.732
Prestaciones sociales y otras indemnizaciones	25.642.329
Asistencia socioeconómica	16.315.706
Compra de bienes y servicios	42.891.125
Bienes de consumo	10.768.460
Servicios no personales	32.122.665
Impuestos indirectos	4.149.709
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.252.733
Al sector privado	65.931.793
Transferencias corrientes al sector privado	65.931.793
Directas a personas	63.497.707
Pensiones y otros beneficios asociados	4.466.033
Jubilaciones y otros beneficios asociados	39.930.874
Otras transferencias directas a personas	19.100.800
A instituciones sin fines de lucro	2.434.086
Al sector público	4.320.940
Transferencias corrientes al sector público	4.320.940
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.848.628
A instituciones de protección social para atender beneficios de la seguridad social	2.472.312
GASTOS DE CAPITAL	**7.547.076**
INVERSIÓN REAL DIRECTA	7.547.076
Formación bruta de capital fijo	7.547.076
Maquinaria, equipos y otros bienes muebles	5.338.276
Construcciones de bienes de dominio privado	2.208.800

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**707.275**
DISMINUCIÓN DE PASIVOS	707.275
Disminución de cuentas y efectos por pagar	707.275
Disminución de cuentas y efectos por pagar a corto plazo	707.275
Disminución de sueldos, salarios y otras remuneraciones por pagar	249.495
Disminución de aportes patronales y retenciones laborales por pagar	457.780
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	457.780
TOTAL GASTOS	**257.209.339**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124116	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			9.120	112.697	53.687.178			53.799.875
124258	Formación en Postgrado o estudios avanzados	matrícula			225		6.776			6.776
124313	Investigación, innovación y gestión del conocimiento.	investigación			2		97.143			97.143
124322	Sistemas de recursos para la formación e intercambio académico.	usuario	17.395	18.105	35.500	2.392.801	1.689.193			4.081.994
124440	Sistemas de apoyo al desarrollo estudiantil	estudiante	4.416	4.416	8.832	6.000	48.403.836			48.409.836
124455	Intercambio y gestión del conocimiento con la sociedad	persona	189.544	189.544	379.088	17.800	1.351.300			1.369.100
124612	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			330.619	2.544.578	41.319.522			43.864.100
124621	Territorialización y Municipalización de la Educación Universitaria	plan			2	10.000	111.721			121.721
					TOTAL	**5.083.876**	**146.666.669**			**151.750.545**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.471.278	40.292.005			42.763.283
02	Gestión administrativa	3.170.475	15.128.129			18.298.604
03	Previsión y protección social		44.396.907			44.396.907
	TOTAL	**5.641.753**	**99.817.041**			**105.458.794**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**178**	**238**	**130**	**546**	**22.214.417**	**104.499**	**22.318.916**
Alto Nivel y de Dirección		1		1	277.010		277.010
Directivo		1		1	590.425		590.425
Profesional y Técnico	32	10	71	113	5.395.598	104.499	5.500.097
Personal Administrativo	14		49	63	1.096.403		1.096.403
Personal Docente	86	111		197	9.079.258		9.079.258
Obrero	46	115	10	171	5.775.723		5.775.723
Personal Fijo a Tiempo Parcial	**14**	**28**		**42**	**1.713.114**		**1.713.114**
Personal Docente	13	26		39	1.432.546		1.432.546
Personal Médico	1	2		3	280.568		280.568
Personal Contratado	**156**	**168**		**324**	**12.048.916**		**12.048.916**
Directivo		1		1	231.568		231.568
Profesional y Técnico	73	37		110	3.685.579		3.685.579
Personal Administrativo	12	12		24	999.152		999.152
Personal Docente	57	80		137	4.730.854		4.730.854
Personal Médico	2	2		4	390.304		390.304
Obrero	12	36		48	2.011.459		2.011.459
TOTAL	**348**	**434**	**130**	**912**	**35.976.447**	**104.499**	**36.080.946**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**158**	**227**	**385**	**39.930.874**
Empleados	75	16	91	12.133.400
Docentes	67	162	229	21.695.052
Obreros	16	49	65	6.102.422
Pensionados	**47**	**13**	**60**	**4.466.033**
Empleados	6	1	7	625.676
Docentes	34	7	41	2.757.145
Obreros	7	5	12	1.083.212
TOTAL	**205**	**240**	**445**	**44.396.907**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	131.661.421
4.02	Materiales, suministros y mercancías	10.768.460
4.03	Servicios no personales	36.272.374
4.04	Activos reales	7.547.076
4.07	Transferencias y donaciones	70.252.733
4.11	Disminución de pasivos	707.275
	TOTAL	**257.209.339**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**246.483.710**
INGRESOS CORRIENTES ORDINARIOS	246.483.710
TRANSFERENCIAS CORRIENTES	246.483.710
Transferencias corrientes del sector público	246.483.710
Transferencias corrientes internas recibidas del sector público	246.483.710
De la República	246.483.710
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	246.483.710
- Recursos Ordinarios	246.483.710
1.2 GASTOS CORRIENTES	**248.954.988**
GASTOS DE CONSUMO	178.702.255
Remuneraciones	131.661.421
Sueldos, salarios y otras retribuciones	38.825.946
Beneficios y complementos de sueldos y salarios	41.238.708
Aportes patronales	9.638.732
Prestaciones sociales y otras indemnizaciones	25.642.329
Asistencia socioeconómica	16.315.706
Compra de bienes y servicios	42.891.125
Bienes de consumo	10.768.460
Servicios no personales	32.122.665
Impuestos indirectos	4.149.709
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.252.733
Al sector privado	65.931.793
Transferencias corrientes al sector privado	65.931.793
Directas a personas	63.497.707
Pensiones y otros beneficios asociados	4.466.033
Jubilaciones y otros beneficios asociados	39.930.874
Otras transferencias directas a personas	19.100.800
A instituciones sin fines de lucro	2.434.086
Al sector público	4.320.940

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector público	4.320.940
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.848.628
A instituciones de protección social para atender beneficios de la seguridad social	2.472.312
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.471.278)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.471.278)**
RECURSOS PROPIOS DE CAPITAL	(2.471.278)
Desahorro en cuenta corriente	(2.471.278)
2.2 GASTOS DE CAPITAL	**7.547.076**
INVERSIÓN REAL DIRECTA	7.547.076
Formación bruta de capital fijo	7.547.076
Maquinaria, equipos y otros bienes muebles	5.338.276
Construcciones de bienes de dominio privado	2.208.800
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(10.018.354)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**10.725.629**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.725.629
Disminución de otros activos financieros	10.725.629
Disminución de disponibilidades	10.725.629
Disminución de bancos	10.725.629
3.2 APLICACIONES FINANCIERAS	**10.725.629**
DISMINUCIÓN DE PASIVOS	707.275
Disminución de cuentas y efectos por pagar	707.275
Disminución de cuentas y efectos por pagar a corto plazo	707.275
Disminución de sueldos, salarios y otras remuneraciones por pagar	249.495
Disminución de aportes patronales y retenciones laborales por pagar	457.780
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	457.780
DÉFICIT FINANCIERO	10.018.354

A0032

Instituto Universitario de Tecnología de los Llanos

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE LOS LLANOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología de Los Llanos, es una institución educativa fundamentada en los más sólidos principios de ética, justicia y libertad que promueve la formación de profesionales con una alta calificación académica, capacitados para participar en el desarrollo económico, social y cultural de esta región central del país, a través de los diversos proyectos previstos por ejecutar.

Desde esta perspectiva, el desarrollo del Instituto Universitario y su entorno se fundamenta en una misión y visión de futuro permitiéndole alcanzar los objetivos donde interactúen todos sus miembros, en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**172.377.812**
INGRESOS CORRIENTES ORDINARIOS	172.377.812
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	172.177.812
Transferencias corrientes del sector público	172.177.812
Transferencias corrientes internas recibidas del sector público	172.177.812
De la República	172.177.812
TOTAL RECURSOS	**172.377.812**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**165.201.040**
GASTOS DE CONSUMO	121.290.881
Remuneraciones	82.673.061
Sueldos, salarios y otras retribuciones	29.114.777
Beneficios y complementos de sueldos y salarios	25.263.959
Aportes patronales	5.412.916
Prestaciones sociales y otras indemnizaciones	1.314.514
Asistencia socioeconómica	21.566.895
Compra de bienes y servicios	35.218.127
Bienes de consumo	11.695.244
Servicios no personales	23.522.883
Impuestos indirectos	3.399.693
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.910.159
Al sector privado	42.618.825
Transferencias corrientes al sector privado	40.761.341
Directas a personas	37.419.346
Pensiones y otros beneficios asociados	2.922.380
Jubilaciones y otros beneficios asociados	28.358.966
Otras transferencias directas a personas	6.138.000
A instituciones sin fines de lucro	2.897.803
Otras transferencias corrientes internas al sector privado	444.192
Donaciones corrientes al sector privado	1.857.484
Donaciones a personas	1.857.484
Al sector público	1.291.334
Transferencias corrientes al sector público	1.291.334
A la República	1.291.334
GASTOS DE CAPITAL	**869.500**
INVERSIÓN REAL DIRECTA	869.500
Formación bruta de capital fijo	869.500

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Maquinaria, equipos y otros bienes muebles	869.500
APLICACIONES FINANCIERAS	**6.307.272**
DISMINUCIÓN DE PASIVOS	6.307.272
Disminución de cuentas y efectos por pagar	300.000
Disminución de cuentas y efectos por pagar a corto plazo	300.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	300.000
Disminución de otros pasivos	6.007.272
Disminución de otros pasivos a corto plazo	6.007.272
TOTAL GASTOS	**172.377.812**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124383	Formación de estudiantes en los programas nacionales de formación	matrícula			14.806		38.165.120			38.165.120
124385	Investigación, innovación y gestión del conocimiento	investigación			9		65.840			65.840
124475	Sistema de recursos para la formación e intercambio académico	usuario	2.386	2.386	4.772	200.000	1.992.972			2.192.972
124609	Sistema de Apoyo al desarrollo estudiantil	estudiante	6.915	7.891	14.806		27.869.103			27.869.103
124613	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			90.000		29.896.982			29.896.982
124625	Intercambio y gestión del conocimiento con la sociedad	persona	2.386	2.386	4.772		2.260.188			2.260.188
124714	Territorialización y municipalización de la educación universitaria	plan			9		141.713			141.713
					TOTAL	200.000	100.391.918			100.591.918

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		28.172.679			28.172.679
02	Gestión administrativa		12.331.869			12.331.869
03	Previsión y protección social		31.281.346			31.281.346
	TOTAL		**71.785.894**			**71.785.894**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**193**	**164**		**357**	**15.244.456**	**286.415**	**15.530.871**
Directivo	1			1	81.424	15.471	96.895
Profesional y Técnico	39	24		63	2.401.760		2.401.760
Personal Administrativo	4	3		7	213.976		213.976
Personal Docente	79	88		167	8.917.504	270.944	9.188.448
Personal Médico	3	1		4	136.864		136.864
Obrero	67	48		115	3.492.928		3.492.928
Personal Contratado	**180**	**168**		**348**	**11.306.416**		**11.306.416**
Directivo		2		2	67.560		67.560
Profesional y Técnico	57	33		90	3.435.936		3.435.936
Personal Administrativo	7	3		10	291.480		291.480
Personal Docente	96	120		216	6.511.664		6.511.664
Personal Médico	11	7		18	654.848		654.848
Obrero	9	3		12	344.928		344.928
TOTAL	**373**	**332**		**705**	**26.550.872**	**286.415**	**26.837.287**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**96**	**148**	**244**	**28.358.966**
Empleados	46	10	56	5.720.024
Docentes	36	69	105	13.744.421
Obreros	14	69	83	8.894.521
Pensionados	**12**	**26**	**38**	**2.922.380**
Empleados	4	2	6	466.660
Docentes	4	17	21	1.684.320
Obreros	4	7	11	771.400
TOTAL	**108**	**174**	**282**	**31.281.346**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	82.673.061
4.02	Materiales, suministros y mercancías	11.695.244
4.03	Servicios no personales	26.922.576
4.04	Activos reales	869.500
4.07	Transferencias y donaciones	43.910.159
4.11	Disminución de pasivos	6.307.272
	TOTAL	**172.377.812**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**172.377.812**
INGRESOS CORRIENTES ORDINARIOS	172.377.812
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	172.177.812
Transferencias corrientes del sector público	172.177.812
Transferencias corrientes internas recibidas del sector público	172.177.812
De la República	172.177.812
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	172.177.812
- Recursos Ordinarios	172.177.812
1.2 GASTOS CORRIENTES	**165.201.040**
GASTOS DE CONSUMO	121.290.881
Remuneraciones	82.673.061
Sueldos, salarios y otras retribuciones	29.114.777
Beneficios y complementos de sueldos y salarios	25.263.959
Aportes patronales	5.412.916
Prestaciones sociales y otras indemnizaciones	1.314.514
Asistencia socioeconómica	21.566.895
Compra de bienes y servicios	35.218.127
Bienes de consumo	11.695.244
Servicios no personales	23.522.883
Impuestos indirectos	3.399.693
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.910.159
Al sector privado	42.618.825
Transferencias corrientes al sector privado	40.761.341
Directas a personas	37.419.346
Pensiones y otros beneficios asociados	2.922.380
Jubilaciones y otros beneficios asociados	28.358.966
Otras transferencias directas a personas	6.138.000
A instituciones sin fines de lucro	2.897.803

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias corrientes internas al sector privado	444.192
Donaciones corrientes al sector privado	1.857.484
Donaciones a personas	1.857.484
Al sector público	1.291.334
Transferencias corrientes al sector público	1.291.334
A la República	1.291.334
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.176.772**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.176.772**
RECURSOS PROPIOS DE CAPITAL	7.176.772
Ahorro en cuenta corriente	7.176.772
2.2 GASTOS DE CAPITAL	**869.500**
INVERSIÓN REAL DIRECTA	869.500
Formación bruta de capital fijo	869.500
Maquinaria, equipos y otros bienes muebles	869.500
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**6.307.272**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.307.272**
SUPERÁVIT FINANCIERO	6.307.272
3.2 APLICACIONES FINANCIERAS	**6.307.272**
DISMINUCIÓN DE PASIVOS	6.307.272
Disminución de cuentas y efectos por pagar	300.000
Disminución de cuentas y efectos por pagar a corto plazo	300.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	300.000
Disminución de otros pasivos	6.007.272
Disminución de otros pasivos a corto plazo	6.007.272

A0033

Instituto Universitario de Tecnología de Maracaibo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE MARACAIBO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El objetivo fundamental del Instituto Universitario de Tecnología de Maracaibo, es la formación de profesionales de alta calidad técnica, científica y tecnológica, capaces de egresar como emprendedores que desarrollen proyectos para generar empleos y no como datos para la estadística de desempleo en el país, comprometidos con la solución de los problemas más apremiantes de su comunidad, a partir de las potencialidades que ofrece nuestro territorio.

Esta institución imparte las carreras de Ciencias Agropecuarias, Obras Civiles, Metalurgia, Geología, Informática y Administración en los turnos matutino, vespertino y nocturno. A la vez se dictan clases de especialización en los postgrados de Administración de Empresas, Corrosión y Materiales, Relaciones Comerciales e Industriales, Geología Petrolera, Administración de Personal, Protección y Seguridad Industrial. En esta casa de estudios también encontramos el trabajo de las misiones Sucre, Cultura y Barrio Adentro; con las cuales las puertas del instituto se abrieron profundamente al trabajo hermanado con la comunidad y sus necesidades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**417.496.165**
INGRESOS CORRIENTES ORDINARIOS	417.496.165
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.990
Venta de otros bienes y servicios	4.990
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS CORRIENTES	416.991.175
Transferencias corrientes del sector público	416.991.175
Transferencias corrientes internas recibidas del sector público	416.991.175
De la República	416.991.175
FUENTES DE FINANCIAMIENTO	**3.196.762**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.196.762
Disminución de otros activos financieros	3.196.762
Disminución de disponibilidades	3.196.762
Disminución de bancos	3.196.762
TOTAL RECURSOS	**420.692.927**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**399.613.706**
GASTOS DE CONSUMO	300.738.952
Remuneraciones	177.750.470
Sueldos, salarios y otras retribuciones	53.647.353
Beneficios y complementos de sueldos y salarios	45.250.011
Aportes patronales	10.633.613
Prestaciones sociales y otras indemnizaciones	38.348.147
Asistencia socioeconómica	29.871.346
Compra de bienes y servicios	113.628.467
Bienes de consumo	39.761.462
Servicios no personales	73.867.005
Impuestos indirectos	9.360.015
TRANSFERENCIAS Y DONACIONES CORRIENTES	98.874.754
Al sector privado	95.047.320
Transferencias corrientes al sector privado	86.115.776
Directas a personas	75.570.273
Pensiones y otros beneficios asociados	4.985.776
Jubilaciones y otros beneficios asociados	49.968.497
Otras transferencias directas a personas	20.616.000
A instituciones sin fines de lucro	10.545.503
Donaciones corrientes al sector privado	8.931.544
Donaciones a personas	8.931.544
Al sector público	3.127.434
Transferencias corrientes al sector público	3.127.434
A los entes descentralizados sin fines empresariales para sus gastos	3.127.434
Al sector externo	700.000
Donaciones corrientes al exterior	700.000
A personas	700.000

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**18.191.600**
INVERSIÓN REAL DIRECTA	18.191.600
Formación bruta de capital fijo	18.154.100
Maquinaria, equipos y otros bienes muebles	17.454.100
Construcciones de bienes de dominio privado	700.000
Bienes intangibles	37.500
APLICACIONES FINANCIERAS	**2.887.621**
DISMINUCIÓN DE PASIVOS	2.887.621
Disminución de cuentas y efectos por pagar	308.000
Disminución de cuentas y efectos por pagar a corto plazo	308.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	25.000
Disminución cuentas por pagar a proveedores a corto plazo	283.000
Disminución de otros pasivos	2.579.621
Disminución de otros pasivos a corto plazo	2.579.621
TOTAL GASTOS	**420.692.927**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124193	Formación de Estudiantes en los Programas Nacionales de Formación	matrícula			12.892		106.264.592			106.264.592
124524	Formación en Post Grado o Estudios Avanzados	matrícula			156		684.112			684.112
124545	Sistema de Recursos para la Formación e Intercambio Académico	usuario	5.491	3.661	9.152		17.800.649			17.800.649
124588	Sistema de apoyo al desarrollo estudiantil	estudiante	7.800	4.400	12.200	1.833.410	88.460.521			90.293.931
125405	Investigación, Innovación y gestión del conocimiento	investigación			70		2.037.308			2.037.308
125409	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			61.252		81.213.438			81.213.438
125410	Territorialización y municipalización de la educación universitaria	plan			12.000		2.612.100			2.612.100
125573	Intercambio del Conocimiento con la Sociedad	usuario	16.000	14.000	30.000		8.000.000			8.000.000
					TOTAL	1.833.410	307.072.720			308.906.130

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		45.282.584			45.282.584
02	Gestión administrativa	1.868.342	9.681.598			11.549.940
03	Previsión y protección social		54.954.273			54.954.273
	TOTAL	**1.868.342**	**109.918.455**			**111.786.797**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**343**	**353**	**70**	**766**	**35.044.830**		**35.044.830**
Profesional y Técnico	55	37	13	105	3.540.203		3.540.203
Personal Administrativo	25	7	5	37	1.247.500		1.247.500
Personal Docente	178	164	29	371	22.416.120		22.416.120
Obrero	85	145	23	253	7.841.007		7.841.007
Personal Contratado	**188**	**205**		**393**	**18.116.523**		**18.116.523**
Profesional y Técnico	15	13		28	990.833		990.833
Personal Administrativo	78	63		141	4.989.550		4.989.550
Personal Docente	76	85		161	8.894.610		8.894.610
Obrero	19	44		63	3.241.530		3.241.530
TOTAL	**531**	**558**	**70**	**1.159**	**53.161.353**		**53.161.353**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**210**	**198**	**408**	**49.968.497**
Empleados	70	15	85	8.685.271
Docentes	97	135	232	34.691.027
Obreros	43	48	91	6.592.199
Pensionados	**8**	**45**	**53**	**4.985.776**
Empleados	1	2	3	207.725
Docentes	6	37	43	4.346.097
Obreros	1	6	7	431.954
TOTAL	**218**	**243**	**461**	**54.954.273**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	177.750.470
4.02	Materiales, suministros y mercancías	39.761.462
4.03	Servicios no personales	83.227.020
4.04	Activos reales	18.191.600
4.07	Transferencias y donaciones	98.874.754
4.11	Disminución de pasivos	2.887.621
	TOTAL	**420.692.927**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**417.496.165**
INGRESOS CORRIENTES ORDINARIOS	417.496.165
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.990
Venta de otros bienes y servicios	4.990
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS CORRIENTES	416.991.175
Transferencias corrientes del sector público	416.991.175
Transferencias corrientes internas recibidas del sector público	416.991.175
De la República	416.991.175
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	416.991.175
- Recursos Ordinarios	416.991.175
1.2 GASTOS CORRIENTES	**399.613.706**
GASTOS DE CONSUMO	300.738.952
Remuneraciones	177.750.470
Sueldos, salarios y otras retribuciones	53.647.353
Beneficios y complementos de sueldos y salarios	45.250.011
Aportes patronales	10.633.613
Prestaciones sociales y otras indemnizaciones	38.348.147
Asistencia socioeconómica	29.871.346
Compra de bienes y servicios	113.628.467
Bienes de consumo	39.761.462
Servicios no personales	73.867.005
Impuestos indirectos	9.360.015
TRANSFERENCIAS Y DONACIONES CORRIENTES	98.874.754
Al sector privado	95.047.320

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	86.115.776
Directas a personas	75.570.273
Pensiones y otros beneficios asociados	4.985.776
Jubilaciones y otros beneficios asociados	49.968.497
Otras transferencias directas a personas	20.616.000
A instituciones sin fines de lucro	10.545.503
Donaciones corrientes al sector privado	8.931.544
Donaciones a personas	8.931.544
Al sector público	3.127.434
Transferencias corrientes al sector público	3.127.434
A los entes descentralizados sin fines empresariales para sus gastos	3.127.434
Al sector externo	700.000
Donaciones corrientes al exterior	700.000
A personas	700.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**17.882.459**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**17.882.459**
RECURSOS PROPIOS DE CAPITAL	17.882.459
Ahorro en cuenta corriente	17.882.459
2.2 GASTOS DE CAPITAL	**18.191.600**
INVERSIÓN REAL DIRECTA	18.191.600
Formación bruta de capital fijo	18.154.100
Maquinaria, equipos y otros bienes muebles	17.454.100
Construcciones de bienes de dominio privado	700.000
Bienes intangibles	37.500
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(309.141)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.196.762**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.196.762
Disminución de otros activos financieros	3.196.762

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de disponibilidades	3.196.762
Disminución de bancos	3.196.762
3.2 APLICACIONES FINANCIERAS	**3.196.762**
DISMINUCIÓN DE PASIVOS	2.887.621
Disminución de cuentas y efectos por pagar	308.000
Disminución de cuentas y efectos por pagar a corto plazo	308.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	25.000
Disminución cuentas por pagar a proveedores a corto plazo	283.000
Disminución de otros pasivos	2.579.621
Disminución de otros pasivos a corto plazo	2.579.621
DÉFICIT FINANCIERO	309.141

A0035

Instituto Universitario de Tecnología de Yaracuy

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE YARACUY

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología de Yaracuy, tiene la misión de formar profesionales en el área agroalimentaria, específicamente, Técnico Superior Universitario en Agrícola, Pecuaria y Recursos Naturales, enfocados en la agro ecología; en el área agroindustrial como Técnicos Superiores Universitarios en Alimentos, con formación enmarcada en la seguridad agroalimentaria y en el desarrollo sustentable; en el área gerencial, se forman Técnicos Superiores Universitarios en Administración y en el área de la Salud, Técnicos Superiores en Enfermería, la formación de tales profesionales está enmarcada en la solidaridad, crecimiento sostenible, ética y responsabilidad social, garantizando el desarrollo integral del País y de la Región Yaracuyana, contribuyendo con el logro de la soberanía y seguridad agroalimentaria, la eco seguridad ambiental y el fortalecimiento del área de la salud a través de la prevención y atención primaria, así como, la capacitación para la formulación y ejecución de proyectos comunitarios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**160.769.153**
INGRESOS CORRIENTES ORDINARIOS	160.769.153
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
INGRESOS DE LA PROPIEDAD	400.000
Intereses	400.000
Intereses internos	400.000
Intereses por depósitos	400.000
TRANSFERENCIAS CORRIENTES	160.269.153
Transferencias corrientes del sector público	160.269.153
Transferencias corrientes internas recibidas del sector público	160.269.153
De la República	160.269.153
FUENTES DE FINANCIAMIENTO	**2.952.452**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.952.452
Disminución de otros activos financieros	2.952.452
Disminución de disponibilidades	2.952.452
Disminución de bancos	2.952.452
TOTAL RECURSOS	**163.721.605**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**162.681.605**
GASTOS DE CONSUMO	110.682.707
Remuneraciones	89.847.241
Sueldos, salarios y otras retribuciones	26.827.123
Beneficios y complementos de sueldos y salarios	19.100.580
Aportes patronales	2.870.572
Prestaciones sociales y otras indemnizaciones	6.330.817
Asistencia socioeconómica	34.692.077
Otros gastos de personal	26.072
Compra de bienes y servicios	19.365.778
Bienes de consumo	12.648.622
Servicios no personales	6.717.156
Impuestos indirectos	1.469.688
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.998.898
Al sector privado	50.796.879
Transferencias corrientes al sector privado	50.761.879
Directas a personas	48.486.569
Pensiones y otros beneficios asociados	1.743.793
Jubilaciones y otros beneficios asociados	34.595.026
Otras transferencias directas a personas	12.147.750
A instituciones sin fines de lucro	2.275.310
Donaciones corrientes al sector privado	35.000
Donaciones a personas	35.000
Al sector público	1.202.019
Transferencias corrientes al sector público	1.202.019
A los entes descentralizados sin fines empresariales para sus gastos	1.202.019
GASTOS DE CAPITAL	**1.040.000**
INVERSIÓN REAL DIRECTA	1.040.000
Formación bruta de capital fijo	1.040.000
Maquinaria, equipos y otros bienes muebles	1.037.500
Construcciones de bienes de dominio privado	2.500
TOTAL GASTOS	**163.721.605**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124137	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			6.297		36.715.792			36.715.792
124317	Formación de estudiantes en carreras	matrícula			956		14.014.840			14.014.840
124381	Formación en post grado o estudios avanzados	matrícula			57		20.139			20.139
124443	Investigación, innovación y gestión del conocimiento	investigación			10		60.576			60.576
124600	Sistema de recursos para la formación e intercambio académico	usuario	7.574	6.548	14.122		735.557			735.557
124623	Sistema de apoyo al desarrollo estudiantil	estudiante			8.385		20.228.258			20.228.258
124653	Intercambio y gestión del conocimiento con la sociedad	usuario	7.280	3.749	11.029		718.427			718.427
124676	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			70.400		23.229.113			23.229.113
124712	Territorialización y municipalización de la educación universitaria	plan			2		439.289			439.289
					TOTAL		96.161.991			96.161.991

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		24.808.492			24.808.492
02	Gestión administrativa	3.452.452	7.108.013			10.560.465
03	Previsión y protección social		32.190.657			32.190.657
	TOTAL	**3.452.452**	**64.107.162**			**67.559.614**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**164**	**177**		**341**	**10.092.696**	**221.990**	**10.314.686**
Profesional y Técnico	30	15		45	697.912		697.912
Personal Administrativo	15	4		19	1.866.008		1.866.008
Personal Docente	80	86		166	4.949.964	221.990	5.171.954
Personal de Investigación	3	5		8	284.184		284.184
Obrero	36	67		103	2.294.628		2.294.628
Personal Fijo a Tiempo Parcial	**17**	**7**		**24**	**406.680**		**406.680**
Personal Docente	17	7		24	406.680		406.680
Personal Contratado	**135**	**92**		**227**	**7.336.512**		**7.336.512**
Profesional y Técnico	3	2		5	745.232		745.232
Personal Administrativo	24	2		26	925.104		925.104
Personal Docente	67	44		111	3.818.736		3.818.736
Personal de Investigación	32	27		59	1.259.128		1.259.128
Obrero	9	17		26	588.312		588.312
TOTAL	316	276		592	17.835.888	221.990	18.057.878

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**148**	**131**	**279**	**34.595.026**
Empleados	56	13	69	10.424.576
Docentes	56	77	133	15.130.311
Obreros	36	41	77	9.040.139
Pensionados	**9**	**21**	**30**	**1.743.793**
Empleados	1	5	6	323.322
Docentes	1	12	13	503.957
Obreros	7	4	11	916.514
TOTAL	157	152	309	36.338.819

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	89.847.241
4.02	Materiales, suministros y mercancías	12.648.622
4.03	Servicios no personales	8.186.844
4.04	Activos reales	1.040.000
4.07	Transferencias y donaciones	51.998.898
	TOTAL	**163.721.605**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**160.769.153**
INGRESOS CORRIENTES ORDINARIOS	160.769.153
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
INGRESOS DE LA PROPIEDAD	400.000
Intereses	400.000
Intereses internos	400.000
Intereses por depósitos	400.000
TRANSFERENCIAS CORRIENTES	160.269.153
Transferencias corrientes del sector público	160.269.153
Transferencias corrientes internas recibidas del sector público	160.269.153
De la República	160.269.153
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	160.269.153
- Recursos Ordinarios	160.269.153
1.2 GASTOS CORRIENTES	**162.681.605**
GASTOS DE CONSUMO	110.682.707
Remuneraciones	89.847.241
Sueldos, salarios y otras retribuciones	26.827.123
Beneficios y complementos de sueldos y salarios	19.100.580
Aportes patronales	2.870.572
Prestaciones sociales y otras indemnizaciones	6.330.817
Asistencia socioeconómica	34.692.077
Otros gastos de personal	26.072
Compra de bienes y servicios	19.365.778
Bienes de consumo	12.648.622
Servicios no personales	6.717.156
Impuestos indirectos	1.469.688

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.998.898
Al sector privado	50.796.879
Transferencias corrientes al sector privado	50.761.879
Directas a personas	48.486.569
Pensiones y otros beneficios asociados	1.743.793
Jubilaciones y otros beneficios asociados	34.595.026
Otras transferencias directas a personas	12.147.750
A instituciones sin fines de lucro	2.275.310
Donaciones corrientes al sector privado	35.000
Donaciones a personas	35.000
Al sector público	1.202.019
Transferencias corrientes al sector público	1.202.019
A los entes descentralizados sin fines empresariales para sus gastos	1.202.019
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.912.452)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.912.452)**
RECURSOS PROPIOS DE CAPITAL	(1.912.452)
Desahorro en cuenta corriente	(1.912.452)
2.2 GASTOS DE CAPITAL	**1.040.000**
INVERSIÓN REAL DIRECTA	1.040.000
Formación bruta de capital fijo	1.040.000
Maquinaria, equipos y otros bienes muebles	1.037.500
Construcciones de bienes de dominio privado	2.500
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.952.452)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.952.452**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.952.452
Disminución de otros activos financieros	2.952.452
Disminución de disponibilidades	2.952.452
Disminución de bancos	2.952.452
3.2 APLICACIONES FINANCIERAS	**2.952.452**
DÉFICIT FINANCIERO	2.952.452

A0036

Instituto Universitario de Tecnología de Puerto Cabello

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE PUERTO CABELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología de Puerto Cabello, es una institución pública orientada a la formación de Técnicos Superiores Universitarios, con amplios criterios de innovación, conocimientos y técnicas, que permiten una adecuada respuesta y adaptación a los cambios y transformaciones de las organizaciones, consustanciados ética y moralmente con la sociedad. Así mismo, ofrece a la comunidad un profesional universitario con capacidad supervisora e investigativa, crítico y productivo, con los conocimientos teóricos-prácticos necesarios para desenvolverse con eficacia en el campo laboral. Nuestra organización promueve entre sus miembros, la investigación y la extensión con el propósito de satisfacer necesidades internas y de su entorno.

El Instituto Universitario de Tecnología Puerto Cabello, fue creado para cumplir con la formación de Técnico Superior Universitario en las unidades curriculares de: Mecánica Industrial, Metalurgia y Mecánica Térmica, se han insertado las unidades curriculares de Mecánica Automotriz y más recientemente con la Extensión de la Costa Oriental del Estado Falcón, en la Sede Chichiriviche, se dictan las unidades curriculares de: Gestión Hotelera, Turística y Mecánica.

El Instituto, tiene como visión cumplir los requisitos necesarios de la Misión Alma Mater, para transformarse mediante decreto presidencial, en Universidad Politécnica, dedicada al desarrollo y divulgación del conocimiento en las áreas de ciencia, tecnología y a la comprensión del hombre en sus dimensiones histórico social, así como también, una imagen que propicia la transformación institucional para proyectarse como una organización de prestigio académico y con la participación y beneficio de su comunidad y su entorno.

El Instituto centra sus valores institucionales en lo siguiente:

- Promover el desarrollo comunitario de la región donde se encuentran establecido.
- Ofrecer una formación integral de sólido basamento ético y humanístico a sus estudiantes.
- Desarrollar en los estudiantes una actitud crítica a problemas de la sociedad contemporánea y suministrar instrumentos conceptuales básicos que le permitan alcanzar con éxito los futuros retos profesionales.
- Dirigir programas que conduzcan a la formación de un profesional altamente calificado en áreas de su competencia, dentro de los parámetros de la excelencia académica, de tal manera que pueda propiciar instrumentos de cambios permanentemente en la comunidad donde se desempeña.
- Realizar programas de investigación, atendiendo a las necesidades y requerimientos locales, regionales y nacionales del sistema productivo y económico del medio social.
- Establecer nuevas orientaciones, modernos sistemas de aprendizaje y estructuras en la educación universitaria.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**158.736.669**
INGRESOS CORRIENTES ORDINARIOS	158.736.669
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por depósitos	100.000
TRANSFERENCIAS CORRIENTES	158.536.669
Transferencias corrientes del sector público	158.536.669
Transferencias corrientes internas recibidas del sector público	158.536.669
De la República	158.536.669
OTROS INGRESOS	100.000
Otros ingresos ordinarios	100.000
FUENTES DE FINANCIAMIENTO	**300.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	300.000
Disminución de otros activos financieros	300.000
Disminución de disponibilidades	300.000
Disminución de caja	300.000
TOTAL RECURSOS	**159.036.669**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**155.769.844**
GASTOS DE CONSUMO	114.572.893
Remuneraciones	83.395.312
Sueldos, salarios y otras retribuciones	17.333.170
Beneficios y complementos de sueldos y salarios	24.938.800
Aportes patronales	4.890.140
Prestaciones sociales y otras indemnizaciones	13.683.294
Asistencia socioeconómica	22.549.908
Compra de bienes y servicios	29.347.812
Bienes de consumo	4.148.907
Servicios no personales	25.198.905
Impuestos indirectos	1.829.769
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.196.951
Al sector privado	40.602.437
Transferencias corrientes al sector privado	39.854.937
Directas a personas	36.288.815
Pensiones y otros beneficios asociados	6.984.243
Jubilaciones y otros beneficios asociados	21.107.372
Otras transferencias directas a personas	8.197.200
A instituciones sin fines de lucro	3.566.122
Donaciones corrientes al sector privado	747.500
Donaciones a personas	747.500
Al sector público	594.514
Transferencias corrientes al sector público	594.514
A los entes descentralizados sin fines empresariales para sus gastos	594.514
GASTOS DE CAPITAL	**2.966.825**
INVERSIÓN REAL DIRECTA	2.966.825
Formación bruta de capital fijo	2.726.825
Maquinaria, equipos y otros bienes muebles	2.626.825
Construcciones de bienes de dominio privado	100.000
Bienes intangibles	240.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**300.000**
DISMINUCIÓN DE PASIVOS	300.000
Disminución de cuentas y efectos por pagar	300.000
Disminución de cuentas y efectos por pagar a corto plazo	280.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	50.000
Disminución de aportes patronales y retenciones laborales por pagar	190.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (Ivss)	20.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (Faov)	20.000
Disminución de aportes patronales y retenciones laborales por pagar Al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	20.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	20.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	10.000
Disminución de otros aportes patronales por pagar	10.000
Disminución de otras retenciones laborales por pagar	30.000
Disminución cuentas por pagar a proveedores a corto plazo	20.000
Disminución cuentas por pagar a contratistas a corto plazo	20.000
Disminución de otras cuentas y efectos por pagar	20.000
Disminución de otras cuentas por pagar a corto plazo	20.000
TOTAL GASTOS	**159.036.669**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123828	Formación en post grado o estudios avanzados	matrícula			120		500.507			500.507
123832	Investigación, innovación y gestión del conocimiento	investigación			12		489.548			489.548
123911	Sistema de Recursos para la formación e Intercambio Académico	usuario	200	600	800		2.724.819			2.724.819
123930	Territorialización y Municipalización de la educación universitaria	actividad			6		492.568			492.568
123957	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			2.000		32.854.241			32.854.241
123962	Sistema de Apoyo al desarrollo estudiantil	estudiante	972	3028	4.000		33.531.563			33.531.563
124451	Intercambio y Gestión del Conocimiento con la Sociedad	usuario	200	400	600		1.865.041			1.865.041
124490	Formación de Estudiantes en Carreras	matrícula			1.200		10.956.719			10.956.719
124533	PR8 Desarrollo y mantenimiento de la infraestructura	metro cuadrado			4.000		18.176.692			18.176.692
					TOTAL		101.591.698			101.591.698

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.152.137			20.152.137
02	Gestión administrativa	500.000	8.610.829			9.110.829
03	Previsión y protección social		28.182.005			28.182.005
	TOTAL	**500.000**	**56.944.971**			**57.444.971**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**117**	**124**		**241**	**10.062.924**	**172.786**	**10.235.710**
Directivo	1	2		3	173.082		173.082
Personal Administrativo	28	15		43	938.862		938.862
Personal Docente	55	74		129	7.578.444	172.786	7.751.230
Obrero	33	33		66	1.372.536		1.372.536
Personal Fijo a Tiempo Parcial	**5**	**10**		**15**	**262.644**		**262.644**
Personal Docente	5	10		15	262.644		262.644
Personal Contratado	**158**	**126**		**284**	**6.545.816**		**6.545.816**
Personal Administrativo	71	29		100	2.019.614		2.019.614
Personal Docente	68	54		122	3.236.850		3.236.850
Obrero	19	43		62	1.289.352		1.289.352
TOTAL	**280**	**260**		**540**	**16.871.384**	**172.786**	**17.044.170**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**82**	**107**	**189**	**21.107.372**
Empleados	42	8	50	2.928.791
Docentes	21	73	94	16.232.361
Obreros	19	26	45	1.946.220
Pensionados	**4**	**19**	**23**	**6.984.243**
Empleados	2	5	7	344.562
Docentes	1	11	12	6.392.739
Obreros	1	3	4	246.942
TOTAL	**86**	**126**	**212**	**28.091.615**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	83.395.312
4.02	Materiales, suministros y mercancías	4.148.907
4.03	Servicios no personales	27.028.674
4.04	Activos reales	2.966.825
4.07	Transferencias y donaciones	41.196.951
4.11	Disminución de pasivos	300.000
	TOTAL	**159.036.669**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**158.736.669**
INGRESOS CORRIENTES ORDINARIOS	158.736.669
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por depósitos	100.000
TRANSFERENCIAS CORRIENTES	158.536.669
Transferencias corrientes del sector público	158.536.669
Transferencias corrientes internas recibidas del sector público	158.536.669
De la República	158.536.669
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	158.536.669
Recursos Ordinarios	158.536.669
OTROS INGRESOS	100.000
Otros ingresos ordinarios	100.000
1.2 GASTOS CORRIENTES	**155.769.844**
GASTOS DE CONSUMO	114.572.893
Remuneraciones	83.395.312
Sueldos, salarios y otras retribuciones	17.333.170
Beneficios y complementos de sueldos y salarios	24.938.800
Aportes patronales	4.890.140
Prestaciones sociales y otras indemnizaciones	13.683.294
Asistencia socioeconómica	22.549.908
Compra de bienes y servicios	29.347.812
Bienes de consumo	4.148.907
Servicios no personales	25.198.905
Impuestos indirectos	1.829.769
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.196.951
Al sector privado	40.602.437

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	39.854.937
Directas a personas	36.288.815
Pensiones y otros beneficios asociados	6.984.243
Jubilaciones y otros beneficios asociados	21.107.372
Otras transferencias directas a personas	8.197.200
A instituciones sin fines de lucro	3.566.122
Donaciones corrientes al sector privado	747.500
Donaciones a personas	747.500
Al sector público	594.514
Transferencias corrientes al sector público	594.514
A los entes descentralizados sin fines empresariales para sus gastos	594.514
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.966.825**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.966.825**
RECURSOS PROPIOS DE CAPITAL	2.966.825
Ahorro en cuenta corriente	2.966.825
2.2 GASTOS DE CAPITAL	**2.966.825**
INVERSIÓN REAL DIRECTA	2.966.825
Formación bruta de capital fijo	2.726.825
Maquinaria, equipos y otros bienes muebles	2.626.825
Construcciones de bienes de dominio privado	100.000
Bienes intangibles	240.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**300.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	300.000
Disminución de otros activos financieros	300.000
Disminución de disponibilidades	300.000
Disminución de caja	300.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**300.000**
DISMINUCIÓN DE PASIVOS	300.000
Disminución de cuentas y efectos por pagar	300.000
Disminución de cuentas y efectos por pagar a corto plazo	280.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	50.000
Disminución de aportes patronales y retenciones laborales por pagar	190.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (Ivss)	20.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (Faov)	20.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, Accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	20.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	20.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	10.000
Disminución de otros aportes patronales por pagar	10.000
Disminución de otras retenciones laborales por pagar	30.000
Disminución cuentas por pagar a proveedores a corto plazo	20.000
Disminución cuentas por pagar a contratistas a corto plazo	20.000
Disminución de otras cuentas y efectos por pagar	20.000
Disminución de otras cuentas por pagar a corto plazo	20.000

A0038

Instituto Universitario de Tecnología de Valencia

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE VALENCIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología de Valencia, tiene como misión la formación de técnicos superiores en las especialidades de: Química, Electricidad (mención; potencia industrial e instrumentación y control), Polímeros e Informática, con la finalidad de formar talento humano altamente capacitado, que serán el soporte fundamental en el logro de los procesos industriales de la zona industrial y comercial de la región y de todo el territorio nacional.

En este sentido, el Instituto tiene como visión ser líderes como Institución de Estudio Superior de alto prestigio, a través del desarrollo competitivo de los diferentes programas que ejecuta en las áreas de Docencia, Investigación, Extensión y Producción, centrada en una nueva gerencia participativa, donde la eficiencia, la excelencia académica, la productividad y la auto gestión sean sus características fundamentales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**287.349.647**
INGRESOS CORRIENTES ORDINARIOS	287.349.647
TRANSFERENCIAS CORRIENTES	287.149.647
Transferencias corrientes del sector público	287.149.647
Transferencias corrientes internas recibidas del sector público	287.149.647
De la República	287.149.647
OTROS INGRESOS	200.000
Otros ingresos ordinarios	200.000
FUENTES DE FINANCIAMIENTO	**19.800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.800.000
Disminución de otros activos financieros	19.800.000
Disminución de disponibilidades	19.800.000
Disminución de bancos	19.800.000
TOTAL RECURSOS	**307.149.647**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**270.974.012**
GASTOS DE CONSUMO	227.324.786
Remuneraciones	75.015.456
Sueldos, salarios y otras retribuciones	19.771.156
Beneficios y complementos de sueldos y salarios	19.020.179
Aportes patronales	7.680.093
Prestaciones sociales y otras indemnizaciones	8.834.602
Asistencia socioeconómica	16.769.426
Otros gastos de personal	2.940.000
Compra de bienes y servicios	133.650.596
Bienes de consumo	48.045.687
Servicios no personales	85.604.909
Impuestos indirectos	18.658.734
GASTOS DE LA PROPIEDAD	100.000
Derechos sobre bienes intangibles	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.549.226
Al sector privado	42.549.226
Transferencias corrientes al sector privado	39.836.648
Directas a personas	36.105.026
Pensiones y otros beneficios asociados	812.469
Jubilaciones y otros beneficios asociados	18.732.557
Otras transferencias directas a personas	16.560.000
A instituciones sin fines de lucro	3.731.622
Donaciones corrientes al sector privado	2.712.578
Donaciones a personas	2.712.578
Al sector externo	1.000.000
Donaciones corrientes al exterior	1.000.000
A personas	1.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**34.175.635**
INVERSIÓN REAL DIRECTA	34.175.635
Formación bruta de capital fijo	34.165.635
Maquinaria, equipos y otros bienes muebles	22.500.038
Construcciones de bienes de dominio privado	11.665.597
Bienes intangibles	10.000
APLICACIONES FINANCIERAS	**2.000.000**
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.000.000
TOTAL GASTOS	**307.149.647**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124111	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	2.500	1.400	3.900		178.517.305			178.517.305
124586	Formación en Postgrado o Estudios Avanzados	participante			80		285.200			285.200
126023	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			5.005		36.334.354			36.334.354
126103	Investigación, Innovación y Gestión del Conocimiento	investigación			24		1.486.697			1.486.697
126107	Sistemas de Recursos para la Formación e Intercambio Académico	usuario	2.483	2.522	5.005		8.201.321			8.201.321
126111	Intercambio y Gestión del Conocimiento con la Sociedad	estudiante	2.483	2.522	5.005		2.992.392			2.992.392
126112	Territorialización y Municipalización de la Educación Universitaria	plan			2.640		1.078.064			1.078.064
126118	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			100		16.245.123			16.245.123
					TOTAL		245.140.456			245.140.456

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.048.028			20.048.028
02	Gestión administrativa	20.000.000	2.416.137			22.416.137
03	Previsión y protección social		19.545.026			19.545.026
	TOTAL	**20.000.000**	**42.009.191**			**62.009.191**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**166**	**156**		**322**	**15.153.640**	**55.805**	**15.209.445**
Profesional y Técnico	37	18		55	1.996.645		1.996.645
Personal Administrativo	6	3		9	326.724		326.724
Personal Docente	86	92		178	10.407.631	55.805	10.463.436
Obrero	37	43		80	2.422.640		2.422.640
Personal Fijo a Tiempo Parcial	**9**	**12**		**21**	**484.624**		**484.624**
Profesional y Técnico	1			1	21.016		21.016
Personal Docente	8	12		20	463.608		463.608
Personal Contratado	**58**	**54**		**112**	**3.674.526**		**3.674.526**
Profesional y Técnico	28	8		36	1.360.257		1.360.257
Personal Administrativo	4			4	152.013		152.013
Personal Docente	21	38		59	1.706.880		1.706.880
Obrero	5	8		13	455.376		455.376
TOTAL	**233**	**222**		**455**	**19.312.790**	**55.805**	**19.368.595**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**107**	**76**	**183**	**18.732.557**
Empleados	43	5	48	3.906.710
Docentes	49	63	112	13.330.959
Obreros	15	8	23	1.494.888
Pensionados	**14**	**10**	**24**	**812.469**
Empleados	1		1	69.743
Docentes	10	4	14	518.586
Obreros	3	6	9	224.140
TOTAL	**121**	**86**	**207**	**19.545.026**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	75.015.456
4.02	Materiales, suministros y mercancías	48.045.687
4.03	Servicios no personales	104.363.643
4.04	Activos reales	34.175.635
4.07	Transferencias y donaciones	43.549.226
4.11	Disminución de pasivos	2.000.000
	TOTAL	**307.149.647**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**287.349.647**
INGRESOS CORRIENTES ORDINARIOS	287.349.647
TRANSFERENCIAS CORRIENTES	287.149.647
Transferencias corrientes del sector público	287.149.647
Transferencias corrientes internas recibidas del sector público	287.149.647
De la República	287.149.647
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	287.149.647
- Recursos Ordinarios	287.149.647
OTROS INGRESOS	200.000
Otros ingresos ordinarios	200.000
1.2 GASTOS CORRIENTES	**270.974.012**
GASTOS DE CONSUMO	227.324.786
Remuneraciones	75.015.456
Sueldos, salarios y otras retribuciones	19.771.156
Beneficios y complementos de sueldos y salarios	19.020.179
Aportes patronales	7.680.093
Prestaciones sociales y otras indemnizaciones	8.834.602
Asistencia socioeconómica	16.769.426
Otros gastos de personal	2.940.000
Compra de bienes y servicios	133.650.596
Bienes de consumo	48.045.687
Servicios no personales	85.604.909
Impuestos indirectos	18.658.734
GASTOS DE LA PROPIEDAD	100.000
Derechos sobre bienes intangibles	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.549.226
Al sector privado	42.549.226
Transferencias corrientes al sector privado	39.836.648
Directas a personas	36.105.026
Pensiones y otros beneficios asociados	812.469
Jubilaciones y otros beneficios asociados	18.732.557
Otras transferencias directas a personas	16.560.000
A instituciones sin fines de lucro	3.731.622
Donaciones corrientes al sector privado	2.712.578
Donaciones a personas	2.712.578
Al sector externo	1.000.000
Donaciones corrientes al exterior	1.000.000
A personas	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**16.375.635**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**16.375.635**
RECURSOS PROPIOS DE CAPITAL	16.375.635
Ahorro en cuenta corriente	16.375.635
2.2 GASTOS DE CAPITAL	**34.175.635**
INVERSIÓN REAL DIRECTA	34.175.635
Formación bruta de capital fijo	34.165.635
Maquinaria, equipos y otros bienes muebles	22.500.038
Construcciones de bienes de dominio privado	11.665.597
Bienes intangibles	10.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(17.800.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**19.800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.800.000
Disminución de otros activos financieros	19.800.000
Disminución de disponibilidades	19.800.000
Disminución de bancos	19.800.000
3.2 APLICACIONES FINANCIERAS	**19.800.000**
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.000.000
DÉFICIT FINANCIERO	17.800.000

A0039

Universidad Politécnica Territorial del Estado Trujillo "Mario Briceño Iragorry"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO TRUJILLO "MARIO BRICEÑO IRAGORRY"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del estado Trujillo "Mario Briceño Iragorry", tiene como actividad principal la formación de profesionales universitarios, en carreras cortas y largas, para convertirlos en talento humano altamente calificado, de manera tal que responda a las necesidades del entorno comunitario y coadyuve con sus conocimientos al desarrollo endógeno, aplicando sus habilidades y destrezas para la productividad sustentable. La Universidad es considerada en el ámbito del Estado Trujillo como un bastión esencial y un ente formador del talento Humano que requiere el desarrollo económico y social, tanto del país como de la región local.

En este sentido, la Universidad centra sus valores institucionales en lo siguiente:

- Calidad: manifiesta en los procesos de evaluación y mejoramiento continuo de los múltiples aspectos destinados a alcanzar los objetivos institucionales.
- Pertinencia: en función de su visión y lugar en la sociedad, sus misiones, compromisos y pactos sociales, teniendo como principios subyacentes la libertad académica y la autonomía institucional.
- Sostenibilidad: profunda vocación ambiental que se refleja en las misiones de docencia, extensión, investigación y producción, y contribuye a conformar una conciencia sobre la necesidad de desarrollo sustentable.
- Credibilidad: actuación ética y moral en armonía con la visión, misión, objetivos, compromisos y pactos que asume la Universidad, garantizando la capacidad de rendir cuentas a la sociedad.
- Eficiencia: se manifiesta con en el uso óptimo de los recursos, obteniendo resultados de calidad.
- Disciplina: se manifiesta en la responsabilidad y cumplimiento de sus normas y compromisos, contribuyendo a hacer de la Universidad un centro de excelencia por su alta productividad docente, de la investigación y extensión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**209.543.287**
INGRESOS CORRIENTES ORDINARIOS	209.543.287
TRANSFERENCIAS CORRIENTES	209.543.287
Transferencias corrientes del sector público	209.543.287
Transferencias corrientes internas recibidas del sector público	209.543.287
De la República	209.543.287
FUENTES DE FINANCIAMIENTO	**5.873.870**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.873.870
Disminución de otros activos financieros	5.873.870
Disminución de disponibilidades	5.873.870
Disminución de bancos	5.873.870
TOTAL RECURSOS	**215.417.157**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**205.510.445**
GASTOS DE CONSUMO	160.902.802
Remuneraciones	117.075.219
Sueldos, salarios y otras retribuciones	55.035.528
Beneficios y complementos de sueldos y salarios	39.880.884
Aportes patronales	11.456.243
Prestaciones sociales y otras indemnizaciones	35.814
Asistencia socioeconómica	10.666.750
Compra de bienes y servicios	41.281.890
Bienes de consumo	9.654.572
Servicios no personales	31.627.318
Impuestos indirectos	2.545.693
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.607.643
Al sector privado	43.036.067
Transferencias corrientes al sector privado	43.036.067
Directas a personas	41.678.467
Pensiones y otros beneficios asociados	2.250.671
Jubilaciones y otros beneficios asociados	19.107.596
Otras transferencias directas a personas	20.320.200
A instituciones sin fines de lucro	1.357.600
Al sector público	1.571.576
Transferencias corrientes al sector público	1.571.576
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.571.576
GASTOS DE CAPITAL	**4.032.842**
INVERSIÓN REAL DIRECTA	4.032.842
Formación bruta de capital fijo	4.032.842
Maquinaria, equipos y otros bienes muebles	3.972.842
Bienes preexistentes	60.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**5.873.870**
DISMINUCIÓN DE PASIVOS	5.873.870
Disminución de otros pasivos	5.873.870
Disminución de otros pasivos a corto plazo	5.873.870
TOTAL GASTOS	**215.417.157**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123964	Sistemas de Apoyo al Desarrollo Estudiantil	estudiante	3909	5089	8.998		48.734.993			48.734.993
123978	Territorialización y Municipalización de la Educación Universitaria	plan			4		429.960			429.960
123980	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			8.998		70.132.557			70.132.557
123982	Formación de Postgrado o Estudios Avanzados	matrícula			260		424.775			424.775
123983	Investigación, innovación y gestión del conocimiento	investigación			8		611.880			611.880
123984	Sistema de Recursos para la Formación e Intercambio Académico	usuario	3.911	5.087	8.998		1.750.300			1.750.300
123985	Intercambio y Gestión del Conocimiento con la Sociedad	persona	5413	6085	11.498		719.333			719.333
123986	Desarrollo y Mantenimiento de Infraestructura	metro cuadrado			34.500		20.044.135			20.044.135
					TOTAL		**142.847.933**			**142.847.933**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		36.345.980			36.345.980
02	Gestión administrativa	5.873.870	8.991.107			14.864.977
03	Previsión y protección social		21.358.267			21.358.267
	TOTAL	**5.873.870**	**66.695.354**			**72.569.224**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**209**	**231**		**440**	**33.937.104**	**1.588.740**	**35.525.844**
Directivo	1			1	122.136		122.136
Profesional y Técnico	49	19		68	3.942.816		3.942.816
Personal Administrativo	15	1		16	682.080		682.080
Personal Docente	115	162		277	25.500.048	1.588.740	27.088.788
Obrero	29	49		78	3.690.024		3.690.024
Personal Contratado	**201**	**122**		**323**	**19.509.684**		**19.509.684**
Directivo		1		1	63.060		63.060
Profesional y Técnico	103	29		132	8.494.392		8.494.392
Personal Administrativo	7	9		16	759.000		759.000
Personal Docente	72	61		133	8.457.840		8.457.840
Obrero	19	22		41	1.735.392		1.735.392
TOTAL	**410**	**353**		**763**	**53.446.788**	**1.588.740**	**55.035.528**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**78**	**86**	**164**	**19.107.596**
Empleados	45	14	59	5.047.993
Docentes	25	58	83	11.860.305
Obreros	8	14	22	2.199.298
Pensionados	**12**	**10**	**22**	**2.250.671**
Empleados	4	1	5	485.508
Docentes	7	7	14	1.342.813
Obreros	1	2	3	422.350
TOTAL	**90**	**96**	**186**	**21.358.267**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	117.075.219
4.02	Materiales, suministros y mercancías	9.654.572
4.03	Servicios no personales	34.173.011
4.04	Activos reales	4.032.842
4.07	Transferencias y donaciones	44.607.643
4.11	Disminución de pasivos	5.873.870
	TOTAL	**215.417.157**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**209.543.287**
INGRESOS CORRIENTES ORDINARIOS	209.543.287
TRANSFERENCIAS CORRIENTES	209.543.287
Transferencias corrientes del sector público	209.543.287
Transferencias corrientes internas recibidas del sector público	209.543.287
De la República	209.543.287
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	209.543.287
Recursos Ordinarios	209.543.287
1.2 GASTOS CORRIENTES	**205.510.445**
GASTOS DE CONSUMO	160.902.802
Remuneraciones	117.075.219
Sueldos, salarios y otras retribuciones	55.035.528
Beneficios y complementos de sueldos y salarios	39.880.884
Aportes patronales	11.456.243
Prestaciones sociales y otras indemnizaciones	35.814
Asistencia socioeconómica	10.666.750
Compra de bienes y servicios	41.281.890
Bienes de consumo	9.654.572
Servicios no personales	31.627.318
Impuestos indirectos	2.545.693
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.607.643
Al sector privado	43.036.067
Transferencias corrientes al sector privado	43.036.067
Directas a personas	41.678.467
Pensiones y otros beneficios asociados	2.250.671
Jubilaciones y otros beneficios asociados	19.107.596
Otras transferencias directas a personas	20.320.200
A instituciones sin fines de lucro	1.357.600

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	1.571.576
Transferencias corrientes al sector público	1.571.576
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.571.576
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.032.842**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.032.842**
RECURSOS PROPIOS DE CAPITAL	4.032.842
Ahorro en cuenta corriente	4.032.842
2.2 GASTOS DE CAPITAL	**4.032.842**
INVERSIÓN REAL DIRECTA	4.032.842
Formación bruta de capital fijo	4.032.842
Maquinaria, equipos y otros bienes muebles	3.972.842
Bienes preexistentes	60.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.873.870**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.873.870
Disminución de otros activos financieros	5.873.870
Disminución de disponibilidades	5.873.870
Disminución de bancos	5.873.870
3.2 APLICACIONES FINANCIERAS	**5.873.870**
DISMINUCIÓN DE PASIVOS	5.873.870
Disminución de otros pasivos	5.873.870
Disminución de otros pasivos a corto plazo	5.873.870

A0040

Universidad Politécnica Territorial "José Antonio Anzoátegui"

UNIVERSIDAD POLITÉCNICA TERRITORIAL "JOSÉ ANTONIO ANZOÁTEGUI"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial "José Antonio Anzoátegui", es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la formación de profesionales de excelencia académica, altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, lográndolo mediante la integración de las funciones de docencia, investigación, extensión y producción.

La Universidad, promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**257.018.736**
INGRESOS CORRIENTES ORDINARIOS	257.018.736
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.215.381
Venta de otros bienes y servicios	1.215.381
TRANSFERENCIAS CORRIENTES	255.803.355
Transferencias corrientes del sector público	255.803.355
Transferencias corrientes internas recibidas del sector público	255.803.355
De la República	255.803.355
TOTAL RECURSOS	**257.018.736**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**246.170.736**
GASTOS DE CONSUMO	182.425.901
Remuneraciones	145.320.472
Sueldos, salarios y otras retribuciones	44.881.878
Beneficios y complementos de sueldos y salarios	50.242.543
Aportes patronales	8.700.199
Prestaciones sociales y otras indemnizaciones	15.545.367
Asistencia socioeconómica	25.950.485
Compra de bienes y servicios	33.275.429
Bienes de consumo	15.432.923
Servicios no personales	17.842.506
Impuestos indirectos	3.830.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	63.744.835
Al sector privado	61.826.310
Transferencias corrientes al sector privado	61.044.835
Directas a personas	50.257.125
Pensiones y otros beneficios asociados	1.890.198
Jubilaciones y otros beneficios asociados	29.196.927
Otras transferencias directas a personas	19.170.000
A instituciones sin fines de lucro	10.787.710
Donaciones corrientes al sector privado	781.475
Donaciones a personas	781.475
Al sector público	1.918.525
Transferencias corrientes al sector público	1.918.525
A los entes descentralizados sin fines empresariales para sus gastos	1.918.525

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**10.848.000**
INVERSIÓN REAL DIRECTA	10.848.000
Formación bruta de capital fijo	10.848.000
Maquinaria, equipos y otros bienes muebles	7.848.000
Construcciones de bienes de dominio privado	3.000.000
TOTAL GASTOS	**257.018.736**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123877	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	1.750	1.250	3.000		39.578.422			39.578.422
123882	Intercambio y Gestión del Conocimiento con la Sociedad	atención			40		1.400.000			1.400.000
123887	investigación, innovación y gestión del conocimiento	proyecto de investigación			10		1.560.000			1.560.000
123893	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			1.650.000		64.093.120			64.093.120
123928	Formación de estudiantes en los Programas Nacionales de Formación	matrícula			14.417		50.506.264			50.506.264
123931	Sistema de recursos para la formación e intercambio académico	usuario	8.000	10.536	18.536		1.651.000			1.651.000
123933	Formación en Postgrado o Estudios Avanzados	matrícula			50		1.286.000			1.286.000
123934	Territorialización y Municipalización de la Educación Universitaria	proyecto de investigación			10		14.265.290			14.265.290
123960	Formación de Estudiantes de Carreras	matrícula			10.298		3.140.924			3.140.924
					TOTAL		177.481.020			177.481.020

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		30.905.933			30.905.933
02	Gestión administrativa	1.215.381	16.329.277			17.544.658
03	Previsión y protección social		31.087.125			31.087.125
	TOTAL	**1.215.381**	**78.322.335**			**79.537.716**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**351**	**332**		**683**	**31.920.264**	**118.042**	**32.038.306**
Alto Nivel y de Dirección		1		1	119.044	1.376	120.420
Profesional y Técnico	65	12		77	3.997.690	116.666	4.114.356
Personal Administrativo	34	5		39	2.024.581		2.024.581
Personal Docente	144	153		297	15.424.563		15.424.563
Obrero	108	161		269	10.354.386		10.354.386
Personal Fijo a Tiempo Parcial		**5**		**5**	**536.290**	**27.512**	**563.802**
Personal Docente		5		5	536.290	27.512	563.802
Personal Contratado	**143**	**153**		**296**	**10.079.770**		**10.079.770**
Profesional y Técnico	28	43		71	2.210.055		2.210.055
Personal Administrativo	17	6		23	716.643		716.643
Personal Docente	93	74		167	5.198.506		5.198.506
Obrero	5	30		35	1.954.566		1.954.566
TOTAL	**494**	**490**		**984**	**42.536.324**	**145.554**	**42.681.878**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**194**	**135**	**329**	**29.196.927**
Empleados	49	2	51	4.525.924
Docentes	88	96	184	16.329.441
Obreros	57	37	94	8.341.562
Pensionados	**9**	**16**	**25**	**1.890.198**
Empleados	1	1	2	151.215
Docentes	8	10	18	1.360.943
Obreros		5	5	378.040
TOTAL	**203**	**151**	**354**	**31.087.125**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	145.320.472
4.02	Materiales, suministros y mercancías	15.432.923
4.03	Servicios no personales	21.672.506
4.04	Activos reales	10.848.000
4.07	Transferencias y donaciones	63.744.835
	TOTAL	**257.018.736**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**257.018.736**
INGRESOS CORRIENTES ORDINARIOS	257.018.736
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.215.381
Venta de otros bienes y servicios	1.215.381
TRANSFERENCIAS CORRIENTES	255.803.355
Transferencias corrientes del sector público	255.803.355
Transferencias corrientes internas recibidas del sector público	255.803.355
De la República	255.803.355
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	255.803.355
Recursos Ordinarios	255.803.355
1.2 GASTOS CORRIENTES	**246.170.736**
GASTOS DE CONSUMO	182.425.901
Remuneraciones	145.320.472
Sueldos, salarios y otras retribuciones	44.881.878
Beneficios y complementos de sueldos y salarios	50.242.543
Aportes patronales	8.700.199
Prestaciones sociales y otras indemnizaciones	15.545.367
Asistencia socioeconómica	25.950.485
Compra de bienes y servicios	33.275.429
Bienes de consumo	15.432.923
Servicios no personales	17.842.506
Impuestos indirectos	3.830.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	63.744.835
Al sector privado	61.826.310
Transferencias corrientes al sector privado	61.044.835
Directas a personas	50.257.125
Pensiones y otros beneficios asociados	1.890.198
Jubilaciones y otros beneficios asociados	29.196.927

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias directas a personas	19.170.000
A instituciones sin fines de lucro	10.787.710
Donaciones corrientes al sector privado	781.475
Donaciones a personas	781.475
Al sector público	1.918.525
Transferencias corrientes al sector público	1.918.525
A los entes descentralizados sin fines empresariales para sus gastos	1.918.525
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**10.848.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**10.848.000**
RECURSOS PROPIOS DE CAPITAL	10.848.000
Ahorro en cuenta corriente	10.848.000
2.2 GASTOS DE CAPITAL	**10.848.000**
INVERSIÓN REAL DIRECTA	10.848.000
Formación bruta de capital fijo	10.848.000
Maquinaria, equipos y otros bienes muebles	7.848.000
Construcciones de bienes de dominio privado	3.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0042

Instituto Universitario de Tecnología de Cabimas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CABIMAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología de Cabimas, surge como una alternativa para la innovación y el desarrollo tecnológico, a través de la formación de un ser humano integral, centrado en principios y valores fundamentados en la ética socialista, comprometidos con el desarrollo endógeno sustentable, local, regional, nacional e internacional, en función de la soberanía en todas sus dimensiones, construyendo y aplicando conocimiento científico tecnológico, enmarcado en el proceso educativo permanente.

El Instituto, tiene el propósito de ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, mediante políticas de diversificación e innovación curricular, definición de demandas de profesionales, ofertas educacionales, revisión constante de planes, integración de estudios en pregrado y postgrado, incentivando la investigación para garantizar la producción y transferencia del conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**254.061.647**
INGRESOS CORRIENTES ORDINARIOS	254.061.647
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	20.000
Venta de otros bienes y servicios	20.000
INGRESOS DE LA PROPIEDAD	40.000
Intereses	40.000
Intereses internos	40.000
Intereses por depósitos	40.000
TRANSFERENCIAS CORRIENTES	254.001.647
Transferencias corrientes del sector público	254.001.647
Transferencias corrientes internas recibidas del sector público	254.001.647
De la República	254.001.647
FUENTES DE FINANCIAMIENTO	**1.618.505**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.618.505
Disminución de otros activos financieros	1.618.505
Disminución de disponibilidades	1.618.505
Disminución de bancos	1.618.505
TOTAL RECURSOS	**255.680.152**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**246.645.985**
GASTOS DE CONSUMO	186.056.190
Remuneraciones	136.179.792
Sueldos, salarios y otras retribuciones	40.632.063
Beneficios y complementos de sueldos y salarios	42.980.591
Aportes patronales	10.142.495
Prestaciones sociales y otras indemnizaciones	22.536.573
Asistencia socioeconómica	19.888.070
Compra de bienes y servicios	47.392.912
Bienes de consumo	17.501.567
Servicios no personales	29.891.345
Impuestos indirectos	2.483.486
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.589.795
Al sector privado	58.684.783
Transferencias corrientes al sector privado	56.717.783
Directas a personas	50.494.123
Pensiones y otros beneficios asociados	8.235.182
Jubilaciones y otros beneficios asociados	37.349.441
Otras transferencias directas a personas	4.909.500
A instituciones sin fines de lucro	6.223.660
Donaciones corrientes al sector privado	1.967.000
Donaciones a personas	1.967.000
Al sector público	1.905.012
Transferencias corrientes al sector público	1.905.012
A los entes descentralizados sin fines empresariales para sus gastos	1.905.012
GASTOS DE CAPITAL	**8.394.666**
INVERSIÓN REAL DIRECTA	8.394.666
Formación bruta de capital fijo	8.394.666
Maquinaria, equipos y otros bienes muebles	7.994.666
Construcciones de bienes de dominio privado	400.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**639.501**
DISMINUCIÓN DE PASIVOS	639.501
Disminución de cuentas y efectos por pagar	639.501
Disminución de cuentas y efectos por pagar a corto plazo	626.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.000
Disminución de aportes patronales y retenciones laborales por pagar	530.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	200.000
Disminución de aportes patronales y retenciones laborales por pagar Al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	150.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	60.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	30.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	50.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	12.000
Disminución de otros aportes patronales por pagar	5.000
Disminución de otras retenciones laborales por pagar	3.000
Disminución cuentas por pagar a proveedores a corto plazo	65.000
Disminución cuentas por pagar a contratistas a corto plazo	25.000
Disminución de otras cuentas y efectos por pagar	13.501
Disminución de otras cuentas por pagar a corto plazo	13.501
TOTAL GASTOS	**255.680.152**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124346	Formación de Estudiantes en los Programas Nacionales de Formación	matrícula			7.477		61.944.340			61.944.340
124349	Formación de Estudiantes en Carreras	matrícula			256		1.862.864			1.862.864
124351	Formación en Postgrado o Estudios Avanzados	matrícula			100		645.284			645.284
124353	Investigación, innovación y gestión del conocimiento	investigación			30		416.508			416.508
124354	Sistema de Recursos para la Formación e intercambio Académico	usuario	3.142	4.335	7.477		11.626.675			11.626.675
124355	Sistema de Apoyo al desarrollo estudiantil	estudiante	3.216	4.517	7.733		40.904.090			40.904.090
124356	Intercambio y Gestión del conocimiento con la sociedad	estudiante	1.885	2.601	4.486		5.755.981			5.755.981
124357	Desarrollo y Mantenimiento de la Infraestructura física	metro cuadrado			30.367		42.504.780			42.504.780
124359	Territorialización y Municipalización de la Educación Universitaria	plan			4		252.445			252.445
					TOTAL		165.912.967			165.912.967

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		22.534.781			22.534.781
02	Gestión administrativa	1.678.505	19.969.276			21.647.781
03	Previsión y protección social		45.584.623			45.584.623
	TOTAL	**1.678.505**	**88.088.680**			**89.767.185**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**265**	**259**		**524**	**24.418.775**	**774.700**	**25.193.475**
Profesional y Técnico	27	13		40	1.622.673		1.622.673
Personal Administrativo	79	6		85	2.539.665		2.539.665
Personal Docente	117	142		259	15.512.519	774.700	16.287.219
Obrero	42	98		140	4.743.918		4.743.918
Personal Fijo a Tiempo Parcial	**23**	**16**		**39**	**1.119.168**		**1.119.168**
Personal Docente	23	16		39	1.119.168		1.119.168
Personal Contratado	**164**	**166**		**330**	**11.885.121**		**11.885.121**
Profesional y Técnico	54	18		72	3.061.233		3.061.233
Personal Administrativo	36	21		57	1.793.952		1.793.952
Personal Docente	49	58		107	4.005.162		4.005.162
Obrero	25	69		94	3.024.774		3.024.774
TOTAL	**452**	**441**		**893**	**37.423.064**	**774.700**	**38.197.764**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**158**	**176**	**334**	**37.349.441**
Empleados	57	14	71	4.843.935
Docentes	68	116	184	26.553.383
Obreros	33	46	79	5.952.123
Pensionados	**42**	**26**	**68**	**8.235.182**
Empleados	7	2	9	2.888.477
Docentes	24	12	36	3.602.558
Obreros	11	12	23	1.744.147
TOTAL	**200**	**202**	**402**	**45.584.623**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	136.179.792
4.02	Materiales, suministros y mercancías	17.501.567
4.03	Servicios no personales	32.374.831
4.04	Activos reales	8.394.666
4.07	Transferencias y donaciones	60.589.795
4.11	Disminución de pasivos	639.501
	TOTAL	**255.680.152**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**254.061.647**
INGRESOS CORRIENTES ORDINARIOS	254.061.647
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	20.000
Venta de otros bienes y servicios	20.000
INGRESOS DE LA PROPIEDAD	40.000
Intereses	40.000
Intereses internos	40.000
Intereses por depósitos	40.000
TRANSFERENCIAS CORRIENTES	254.001.647
Transferencias corrientes del sector público	254.001.647
Transferencias corrientes internas recibidas del sector público	254.001.647
De la República	254.001.647
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	254.001.647
-Recursos Ordinarios	254.001.647
1.2 GASTOS CORRIENTES	**246.645.985**
GASTOS DE CONSUMO	186.056.190
Remuneraciones	136.179.792
Sueldos, salarios y otras retribuciones	40.632.063
Beneficios y complementos de sueldos y salarios	42.980.591
Aportes patronales	10.142.495
Prestaciones sociales y otras indemnizaciones	22.536.573
Asistencia socioeconómica	19.888.070
Compra de bienes y servicios	47.392.912
Bienes de consumo	17.501.567
Servicios no personales	29.891.345
Impuestos indirectos	2.483.486

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.589.795
Al sector privado	58.684.783
Transferencias corrientes al sector privado	56.717.783
Directas a personas	50.494.123
Pensiones y otros beneficios asociados	8.235.182
Jubilaciones y otros beneficios asociados	37.349.441
Otras transferencias directas a personas	4.909.500
A instituciones sin fines de lucro	6.223.660
Donaciones corrientes al sector privado	1.967.000
Donaciones a personas	1.967.000
Al sector público	1.905.012
Transferencias corrientes al sector público	1.905.012
A los entes descentralizados sin fines empresariales para sus gastos	1.905.012
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.415.662**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.415.662**
RECURSOS PROPIOS DE CAPITAL	7.415.662
Ahorro en cuenta corriente	7.415.662
2.2 GASTOS DE CAPITAL	**8.394.666**
INVERSIÓN REAL DIRECTA	8.394.666
Formación bruta de capital fijo	8.394.666
Maquinaria, equipos y otros bienes muebles	7.994.666
Construcciones de bienes de dominio privado	400.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(979.004)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.618.505**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.618.505
Disminución de otros activos financieros	1.618.505
Disminución de disponibilidades	1.618.505
Disminución de bancos	1.618.505

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**1.618.505**
DISMINUCIÓN DE PASIVOS	639.501
Disminución de cuentas y efectos por pagar	639.501
Disminución de cuentas y efectos por pagar a corto plazo	626.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.000
Disminución de aportes patronales y retenciones laborales por pagar	530.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	200.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	150.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de Jubilaciones	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	60.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	30.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	50.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	12.000
Disminución de otros aportes patronales por pagar	5.000
Disminución de otras retenciones laborales por pagar	3.000
Disminución cuentas por pagar a proveedores a corto plazo	65.000
Disminución cuentas por pagar a contratistas a corto plazo	25.000
Disminución de otras cuentas y efectos por pagar	13.501
Disminución de otras cuentas por pagar a corto plazo	13.501
DÉFICIT FINANCIERO	979.004

A0048

Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL OESTE "MARISCAL SUCRE"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología del Oeste "Mariscal Sucre", orienta su misión hacia la formación de profesionales en áreas tecnológicas fundamentales para el desarrollo del país.

En este sentido, la visión Institucional gira en torno a la eficiencia en el rendimiento académico, así como en el impulso de la ética y la participación de profesionales que contribuyan con el desarrollo del país.

Es importante destacar, que en la Institución los estudiantes desarrollan sus procesos de aprendizaje, en un ambiente estimulante de colaboración, de igual manera, los espacios y aulas con el número de estudiantes, se adecúan para mantener cursos de tamaños apropiados para cada programa de aprendizaje y facilitar que los tutores y profesores presten asesoramiento particularizado a los estudiantes.

De tal manera, la Institución se ubica dentro de un nivel de eficiencia con disposición e iniciativa, en el sistema educativo del país, contando con el apoyo de los miembros que conforman la organización para el desarrollo de las actividades, metas y objetivos planteados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**81.711.244**
INGRESOS CORRIENTES ORDINARIOS	81.711.244
INGRESOS DE LA PROPIEDAD	450.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	450.000
Alquileres	450.000
TRANSFERENCIAS CORRIENTES	81.261.244
Transferencias corrientes del sector público	81.261.244
Transferencias corrientes internas recibidas del sector público	81.261.244
De la República	81.261.244
FUENTES DE FINANCIAMIENTO	**6.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.500.000
Disminución de otros activos financieros	6.500.000
Disminución de disponibilidades	6.500.000
Disminución de bancos	6.500.000
TOTAL RECURSOS	**88.211.244**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**81.382.299**
GASTOS DE CONSUMO	70.901.966
Remuneraciones	62.445.986
Sueldos, salarios y otras retribuciones	17.999.138
Beneficios y complementos de sueldos y salarios	14.588.910
Aportes patronales	10.209.846
Prestaciones sociales y otras indemnizaciones	5.593.934
Asistencia socioeconómica	9.358.471
Otros gastos de personal	4.695.687
Compra de bienes y servicios	7.465.925
Bienes de consumo	2.395.633
Servicios no personales	5.070.292
Impuestos indirectos	990.055
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.480.333
Al sector privado	9.870.874
Transferencias corrientes al sector privado	9.857.803
Directas a personas	9.580.798
Pensiones y otros beneficios asociados	735.743
Jubilaciones y otros beneficios asociados	6.094.055
Otras transferencias directas a personas	2.751.000
A instituciones sin fines de lucro	277.005
Donaciones corrientes al sector privado	13.071
Donaciones a personas	13.071
Al sector público	609.459
Transferencias corrientes al sector público	609.459
A los entes descentralizados sin fines empresariales para sus gastos	609.459

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**328.945**
INVERSIÓN REAL DIRECTA	328.945
Formación bruta de capital fijo	317.445
Maquinaria, equipos y otros bienes muebles	317.445
Bienes intangibles	11.500
APLICACIONES FINANCIERAS	**6.500.000**
DISMINUCIÓN DE PASIVOS	6.500.000
Disminución de cuentas y efectos por pagar	6.500.000
Disminución de cuentas y efectos por pagar a corto plazo	3.890.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.690.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000
Disminución de otras cuentas y efectos por pagar	2.610.000
Disminución de otras cuentas por pagar a corto plazo	2.610.000
TOTAL GASTOS	**88.211.244**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124108	Desarrollo y Mantenimiento de la Infraestructura Física	metro cuadrado			3.800		6.561.979			6.561.979
124152	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	actividad			4.650		34.448.196			34.448.196
124425	Investigación, innovación y gestión del conocimiento	proyecto de investigación			18		490.210			490.210
124428	Formación de Estudiantes en Carreras	matricula			256		2.910.160			2.910.160
124548	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	3.000	3.000	6.000		7.495.221			7.495.221
124553	Sistema de Recursos para la Formación e Intercambio Académico	usuario	5.461	2.174	7.635		1.055.495			1.055.495
124555	Formación en post grado o estudios avanzados	matricula			75		19.980			19.980
124575	Territorialización y Municipalización de le Educación Universitaria	plan			72		11.088			11.088
124618	Intercambio y Gestión del Conocimiento con la Sociedad	persona	3.200	1.300	4.500		792.827			792.827
					TOTAL		53.785.156			53.785.156

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.405.483			13.405.483
02	Gestión administrativa	6.950.000	7.220.507			14.170.507
03	Previsión y protección social		6.850.098			6.850.098
	TOTAL	**6.950.000**	**27.476.088**			**34.426.088**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**96**	**132**		**228**	**10.407.370**		**10.407.370**
Profesional y Técnico	43	6		49	1.668.515		1.668.515
Personal Administrativo	2	1		3	81.222		81.222
Personal Docente	28	96		124	7.170.102		7.170.102
Obrero	23	29		52	1.487.531		1.487.531
Personal Contratado	**108**	**149**		**257**	**7.591.768**		**7.591.768**
Directivo		1		1	42.040		42.040
Profesional y Técnico	20	19		39	1.352.794		1.352.794
Personal Administrativo	11	4		15	408.720		408.720
Personal Docente	71	109		180	5.142.745		5.142.745
Obrero	6	16		22	645.469		645.469
TOTAL	**204**	**281**		**485**	**17.999.138**		**17.999.138**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**34**	**31**	**65**	**6.094.055**
Empleados	6	2	8	653.889
Docentes	25	26	51	5.029.868
Obreros	3	3	6	410.298
Pensionados	**9**	**1**	**10**	**735.743**
Empleados	4		4	259.089
Docentes	3	1	4	330.836
Obreros	2		2	145.818
TOTAL	**43**	**32**	**75**	**6.829.798**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	62.445.986
4.02	Materiales, suministros y mercancías	2.395.633
4.03	Servicios no personales	6.060.347
4.04	Activos reales	328.945
4.07	Transferencias y donaciones	10.480.333
4.11	Disminución de pasivos	6.500.000
	TOTAL	**88.211.244**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**81.711.244**
INGRESOS CORRIENTES ORDINARIOS	81.711.244
INGRESOS DE LA PROPIEDAD	450.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	450.000
Alquileres	450.000
TRANSFERENCIAS CORRIENTES	81.261.244
Transferencias corrientes del sector público	81.261.244
Transferencias corrientes internas recibidas del sector público	81.261.244
De la República	81.261.244
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	81.261.244
- Recursos Ordinarios	81.261.244
1.2 GASTOS CORRIENTES	**81.382.299**
GASTOS DE CONSUMO	70.901.966
Remuneraciones	62.445.986
Sueldos, salarios y otras retribuciones	17.999.138
Beneficios y complementos de sueldos y salarios	14.588.910
Aportes patronales	10.209.846
Prestaciones sociales y otras indemnizaciones	5.593.934
Asistencia socioeconómica	9.358.471
Otros gastos de personal	4.695.687
Compra de bienes y servicios	7.465.925
Bienes de consumo	2.395.633
Servicios no personales	5.070.292
Impuestos indirectos	990.055
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.480.333
Al sector privado	9.870.874
Transferencias corrientes al sector privado	9.857.803
Directas a personas	9.580.798

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	735.743
Jubilaciones y otros beneficios asociados	6.094.055
Otras transferencias directas a personas	2.751.000
A instituciones sin fines de lucro	277.005
Donaciones corrientes al sector privado	13.071
Donaciones a personas	13.071
Al sector público	609.459
Transferencias corrientes al sector público	609.459
A los entes descentralizados sin fines empresariales para sus gastos	609.459
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**328.945**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**328.945**
RECURSOS PROPIOS DE CAPITAL	328.945
Ahorro en cuenta corriente	328.945
2.2 GASTOS DE CAPITAL	**328.945**
INVERSIÓN REAL DIRECTA	328.945
Formación bruta de capital fijo	317.445
Maquinaria, equipos y otros bienes muebles	317.445
Bienes intangibles	11.500
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.500.000
Disminución de otros activos financieros	6.500.000
Disminución de disponibilidades	6.500.000
Disminución de bancos	6.500.000
3.2 APLICACIONES FINANCIERAS	**6.500.000**
DISMINUCIÓN DE PASIVOS	6.500.000
Disminución de cuentas y efectos por pagar	6.500.000
Disminución de cuentas y efectos por pagar a corto plazo	3.890.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.690.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000
Disminución de otras cuentas y efectos por pagar	2.610.000
Disminución de otras cuentas por pagar a corto plazo	2.610.000

A0053

Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DR. DELFÍN MENDOZA, TUCUPITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita, se plantea una política presupuestaria acorde a las disposiciones legales vigentes para el Ejercicio Económico Financiero 2015 en concordancia con las orientaciones generales para la formulación del Presupuesto según los lineamientos impartidos por la Oficina Nacional de Presupuesto y por el Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología.

La misión del instituto es la formación de Técnicos Superiores Universitarios, altamente calificados en áreas de su competencia capaces de contribuir con el desarrollo económico, social y cultural del país y de la región oriental, a través de actividades de extensión y producción.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**167.412.328**
INGRESOS CORRIENTES ORDINARIOS	167.412.328
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	130.000
Venta de otros bienes y servicios	130.000
INGRESOS DE LA PROPIEDAD	6.000
Intereses	6.000
Intereses internos	6.000
Intereses por depósitos	6.000
TRANSFERENCIAS CORRIENTES	167.276.328
Transferencias corrientes del sector público	167.276.328
Transferencias corrientes internas recibidas del sector público	167.276.328
De la República	167.276.328
TOTAL RECURSOS	**167.412.328**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**160.504.895**
GASTOS DE CONSUMO	144.176.450
Remuneraciones	114.328.273
Sueldos, salarios y otras retribuciones	42.237.971
Beneficios y complementos de sueldos y salarios	41.071.917
Aportes patronales	6.909.279
Prestaciones sociales y otras indemnizaciones	12.817.607
Asistencia socioeconómica	11.291.499
Compra de bienes y servicios	27.840.614
Bienes de consumo	10.689.306
Servicios no personales	17.151.308
Impuestos indirectos	2.007.563
GASTOS DE LA PROPIEDAD	24.284
Derechos sobre bienes intangibles	24.284
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.304.161
Al sector privado	15.049.589
Transferencias corrientes al sector privado	12.747.628
Directas a personas	10.927.634
Pensiones y otros beneficios asociados	1.277.084
Jubilaciones y otros beneficios asociados	7.192.039
Otras transferencias directas a personas	2.458.511
A instituciones sin fines de lucro	1.819.994
Donaciones corrientes al sector privado	2.301.961
Donaciones a personas	2.301.961
Al sector público	1.254.572
Transferencias corrientes al sector público	1.254.572
A los entes descentralizados sin fines empresariales para sus gastos	1.254.572

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**4.558.800**
INVERSIÓN REAL DIRECTA	4.558.800
Formación bruta de capital fijo	4.558.800
Maquinaria, equipos y otros bienes muebles	4.258.800
Construcciones de bienes de dominio privado	300.000
APLICACIONES FINANCIERAS	**2.348.633**
DISMINUCIÓN DE PASIVOS	2.348.633
Disminución de otros pasivos	2.348.633
Disminución de otros pasivos a corto plazo	2.348.633
TOTAL GASTOS	**167.412.328**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123876	Formación de Estudiantes de Carrera	matrícula			7.085		10.819.409			10.819.409
123878	Formación de Post Grado o Estudios Avanzados	actividad			820		1.925.260			1.925.260
123880	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	4.045	3.040	7.085		25.688.785			25.688.785
123884	Formación de Estudios en los Programas Nacional de Formación	matrícula			7.085		22.011.770			22.011.770
123885	Sistema de Recursos para la Formación e Intercambios Académicos	usuario	5.720	3.880	9.600	100.000	12.651.180			12.751.180
123889	Investigación, Innovación y Gestión del conocimiento	investigación			3.000		11.058.512			11.058.512
123925	Desarrollo y Mantenimiento de la Infraestructura Física	metro cuadrado			103.300		29.606.926			29.606.926
123935	Territorialización y Municipalización de la Educación Universitaria	plan			75.000		93.520			93.520
123937	Intercambio y Gestión del Conocimiento con la Sociedad	actuación			12.000		330.531			330.531
					TOTAL	**100.000**	**114.185.893**			**114.285.893**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		37.270.810			37.270.810
02	Gestión administrativa	36.000	7.350.502			7.386.502
03	Previsión y protección social		8.469.123			8.469.123
	TOTAL	**36.000**	**53.090.435**			**53.126.435**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**145**	**211**		**356**	**19.588.812**	**126.040**	**19.714.852**
Personal Administrativo	74	33		107	5.039.160	4.464	5.043.624
Personal Docente	30	36		66	6.368.976	121.576	6.490.552
Obrero	41	142		183	8.180.676		8.180.676
Personal Fijo a Tiempo Parcial	**58**	**53**		**111**	**3.403.884**		**3.403.884**
Personal Administrativo	4			4	117.312		117.312
Personal Docente	54	53		107	3.286.572		3.286.572
Personal Contratado	**238**	**253**		**491**	**18.009.720**		**18.009.720**
Personal Administrativo	58	38		96	4.109.436		4.109.436
Personal Docente	167	162		329	11.134.236		11.134.236
Obrero	13	53		66	2.766.048		2.766.048
TOTAL	441	517		958	41.002.416	126.040	41.128.456

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**27**	**26**	**53**	**7.192.039**
Empleados	6	4	10	1.227.478
Docentes	11	14	25	4.334.888
Obreros	10	8	18	1.629.673
Pensionados	**3**	**9**	**12**	**1.277.084**
Empleados	1		1	85.491
Docentes	2	6	8	926.261
Obreros		3	3	265.332
TOTAL	30	35	65	8.469.123

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	114.328.273
4.02	Materiales, suministros y mercancías	10.689.306
4.03	Servicios no personales	19.183.155
4.04	Activos reales	4.558.800
4.07	Transferencias y donaciones	16.304.161
4.11	Disminución de pasivos	2.348.633
	TOTAL	**167.412.328**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**167.412.328**
INGRESOS CORRIENTES ORDINARIOS	167.412.328
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	130.000
Venta de otros bienes y servicios	130.000
INGRESOS DE LA PROPIEDAD	6.000
Intereses	6.000
Intereses internos	6.000
Intereses por depósitos	6.000
TRANSFERENCIAS CORRIENTES	167.276.328
Transferencias corrientes del sector público	167.276.328
Transferencias corrientes internas recibidas del sector público	167.276.328
De la República	167.276.328
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	167.276.328
Recursos Ordinarios	167.276.328
1.2 GASTOS CORRIENTES	**160.504.895**
GASTOS DE CONSUMO	144.176.450
Remuneraciones	114.328.273
Sueldos, salarios y otras retribuciones	42.237.971
Beneficios y complementos de sueldos y salarios	41.071.917
Aportes patronales	6.909.279
Prestaciones sociales y otras indemnizaciones	12.817.607
Asistencia socioeconómica	11.291.499
Compra de bienes y servicios	27.840.614
Bienes de consumo	10.689.306
Servicios no personales	17.151.308
Impuestos indirectos	2.007.563

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE LA PROPIEDAD	24.284
Derechos sobre bienes intangibles	24.284
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.304.161
Al sector privado	15.049.589
Transferencias corrientes al sector privado	12.747.628
Directas a personas	10.927.634
Pensiones y otros beneficios asociados	1.277.084
Jubilaciones y otros beneficios asociados	7.192.039
Otras transferencias directas a personas	2.458.511
A instituciones sin fines de lucro	1.819.994
Donaciones corrientes al sector privado	2.301.961
Donaciones a personas	2.301.961
Al sector público	1.254.572
Transferencias corrientes al sector público	1.254.572
A los entes descentralizados sin fines empresariales para sus gastos	1.254.572
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.907.433**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.907.433**
RECURSOS PROPIOS DE CAPITAL	6.907.433
Ahorro en cuenta corriente	6.907.433
2.2 GASTOS DE CAPITAL	**4.558.800**
INVERSIÓN REAL DIRECTA	4.558.800
Formación bruta de capital fijo	4.558.800
Maquinaria, equipos y otros bienes muebles	4.258.800
Construcciones de bienes de dominio privado	300.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.348.633**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.348.633**
SUPERÁVIT FINANCIERO	2.348.633
3.2 APLICACIONES FINANCIERAS	**2.348.633**
DISMINUCIÓN DE PASIVOS	2.348.633
Disminución de otros pasivos	2.348.633
Disminución de otros pasivos a corto plazo	2.348.633

A0063

Instituto Venezolano de Investigaciones Científicas (IVIC)

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTÍFICAS (IVIC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Venezolano de Investigaciones Científicas (IVIC), estima ser el principal ente impulsor del desarrollo científico y tecnológico de la región, a través de la generación de proyectos en áreas de impacto nacional e internacional. El IVIC generará nuevos conocimientos a través de la investigación científica, el desarrollo tecnológico y la formación de recursos de alto nivel. Para lo cual, el Instituto será fuente de acopio informativo en el área, asesor y facilitador de servicios externos que garanticen el acceso directo y la difusión del conocimiento científico en Venezuela y en el Mundo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**707.799.116**
INGRESOS CORRIENTES ORDINARIOS	707.799.116
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.530.000
Venta de otros bienes y servicios	4.530.000
TRANSFERENCIAS CORRIENTES	703.269.116
Transferencias corrientes del sector público	703.269.116
Transferencias corrientes internas recibidas del sector público	703.269.116
De la República	703.269.116
INGRESOS DE CAPITAL	**3.500.000**
RECURSOS PROPIOS DE CAPITAL	3.500.000
Incremento de la depreciación y amortización acumuladas	3.500.000
FUENTES DE FINANCIAMIENTO	**150.190.915**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	150.190.915
Disminución de otros activos financieros	150.190.915
Disminución de disponibilidades	150.190.915
Disminución de bancos	150.190.915
TOTAL RECURSOS	**861.490.031**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**691.611.636**
GASTOS DE CONSUMO	610.613.831
Remuneraciones	506.747.421
Sueldos, salarios y otras retribuciones	92.321.157
Beneficios y complementos de sueldos y salarios	168.468.490
Aportes patronales	14.921.140
Prestaciones sociales y otras indemnizaciones	49.313.593
Asistencia socioeconómica	181.723.041
Compra de bienes y servicios	93.021.149
Bienes de consumo	31.788.484
Servicios no personales	61.232.665
Impuestos indirectos	7.345.261
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.997.805
Al sector privado	80.831.141
Transferencias corrientes al sector privado	77.257.108
Directas a personas	77.223.284
Pensiones y otros beneficios asociados	10.443.877
Jubilaciones y otros beneficios asociados	58.496.792
Otras transferencias directas a personas	8.282.615
A instituciones sin fines de lucro	22.917
Otras transferencias corrientes internas al sector privado	10.907
Donaciones corrientes al sector privado	3.574.033
Donaciones a personas	3.574.033
Al sector externo	166.664
Transferencias corrientes al exterior	166.664
A organismos internacionales	166.664
GASTOS DE CAPITAL	**19.687.480**
INVERSIÓN REAL DIRECTA	19.687.480
Formación bruta de capital fijo	19.687.480

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Maquinaria, equipos y otros bienes muebles	16.979.146
Construcciones de bienes de dominio privado	2.708.334
APLICACIONES FINANCIERAS	**150.190.915**
DISMINUCIÓN DE PASIVOS	150.190.915
Disminución de cuentas y efectos por pagar	150.190.915
Disminución de otras cuentas y efectos por pagar	150.190.915
Disminución de otras cuentas por pagar a corto plazo	150.190.915
TOTAL GASTOS	**861.490.031**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124993	Desarrollo de Investigaciones científico tecnológica básica y aplicada en el área de salud, ofreciendo servicios a pacientes referidos para diagnósticos, metabólicas, renales e infecciosas	investigación			123		97.742.189			97.742.189
125160	Investigaciones científico tecnológicas básicas y aplicadas para el fortalecimiento de la industria petroquímica nacional en la Faja Petrolífera Hugo Chávez Frías, mediante el desarrollo de prototipos de catalizadores, filtros absorbentes y soportes catalíticos	investigación			86		24.539.964			24.539.964
125171	Investigación científico tecnológica básica y aplicada para la preservación del ambiente en el Continente Antártico, la conservación y recuperación de ríos y cuerpos de agua en el territorio nacional, con el fin de contribuir en la lucha contra la mercantilización de la naturaleza.	investigación			63		24.939.936			24.939.936
125189	Investigación básica en física, matemática, bioquímica y microbiología generando resultados y conocimientos obtenidos, de manera sustentable, con potencial impacto en diferentes ámbitos de interés nacional	investigación			25		13.196.133			13.196.133
125221	Investigaciones científico tecnológicas básicas y aplicadas en el sector agroalimentario, para el desarrollo de bio fertilizantes, bio plaguicidas y biomasas aplicadas en diferentes rubros vegetales estratégicos, contribuyendo a la conservación y preservación	investigación			9		1.116.176			1.116.176

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125249	Formación de saberes científico técnicos en cultura y participación popular para estudiantes de bachillerato, pregrado, postgrado, profesionales y sectores históricamente excluidos.	investigación			32		31.465.566			31.465.566
125255	Desarrollo de actividades y programas orientados al diálogo de saberes entre la actores científicos y actores no tradicionales, para el intercambio de conocimiento con niños, adolescentes, estudiantes, docentes, profesionales, promotores culturales y actores diversos de comunidades en general.	persona			614.228		13.747.923			13.747.923
125268	Prestar servicios y asesoría científicos y tecnológicos que contribuyan a la solución de problemas en el sector salud, ciencia tecnología y ambiente	servicio			2.719	4.530.000	18.141.611			22.671.611
					TOTAL	**4.530.000**	**224.889.498**			**229.419.498**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		343.098.189			343.098.189
02	Gestión administrativa	153.690.915	66.340.761			220.031.676
03	Previsión y protección social		68.940.668			68.940.668
	TOTAL	153.690.915	478.379.618			632.070.533

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**573**	**856**		**1.429**	**44.756.560**	**75.035**	**44.831.595**
Alto Nivel y de Dirección		1		1	51.765		51.765
Profesional y Técnico	243	168		411	11.418.510	55.330	11.473.840
Personal Administrativo	68	95		163	3.511.205	19.705	3.530.910
Personal de Investigación	201	175		376	19.028.130		19.028.130
Obrero	61	417		478	10.746.950		10.746.950
Personal Contratado	**205**	**246**		**451**	**17.997.065**		**17.997.065**
Profesional y Técnico	52	42		94	1.977.505		1.977.505
Personal Administrativo	32	19		51	1.173.010		1.173.010
Personal de Investigación	121	185		306	14.846.550		14.846.550
TOTAL	**778**	**1.102**		**1.880**	**62.753.625**	**75.035**	**62.828.660**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**195**	**196**	**391**	**58.496.792**
Empleados	195	196	391	58.496.792
Pensionados	**92**	**146**	**238**	**10.443.877**
Empleados	51	16	67	3.221.198
Obreros	41	130	171	7.222.679
TOTAL	**287**	**342**	**629**	**68.940.669**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	506.747.421
4.02	Materiales, suministros y mercancías	31.788.484
4.03	Servicios no personales	68.577.926
4.04	Activos reales	19.687.480
4.07	Transferencias y donaciones	80.997.805
4.08	Otros gastos	3.500.000
4.11	Disminución de pasivos	150.190.915
	TOTAL	**861.490.031**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**707.799.116**
INGRESOS CORRIENTES ORDINARIOS	707.799.116
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.530.000
Venta de otros bienes y servicios	4.530.000
TRANSFERENCIAS CORRIENTES	703.269.116
Transferencias corrientes del sector público	703.269.116
Transferencias corrientes internas recibidas del sector público	703.269.116
De la República	703.269.116
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	703.269.116
- Recursos Ordinarios	703.269.116
1.2 GASTOS CORRIENTES	**691.611.636**
GASTOS DE CONSUMO	610.613.831
Remuneraciones	506.747.421
Sueldos, salarios y otras retribuciones	92.321.157
Beneficios y complementos de sueldos y salarios	168.468.490
Aportes patronales	14.921.140
Prestaciones sociales y otras indemnizaciones	49.313.593
Asistencia socioeconómica	181.723.041
Compra de bienes y servicios	93.021.149
Bienes de consumo	31.788.484
Servicios no personales	61.232.665
Impuestos indirectos	7.345.261
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.997.805
Al sector privado	80.831.141
Transferencias corrientes al sector privado	77.257.108
Directas a personas	77.223.284
Pensiones y otros beneficios asociados	10.443.877
Jubilaciones y otros beneficios asociados	58.496.792

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias directas a personas	8.282.615
A instituciones sin fines de lucro	22.917
Otras transferencias corrientes internas al sector privado	10.907
Donaciones corrientes al sector privado	3.574.033
Donaciones a personas	3.574.033
Al sector externo	166.664
Transferencias corrientes al exterior	166.664
A organismos internacionales	166.664
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**16.187.480**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**19.687.480**
RECURSOS PROPIOS DE CAPITAL	19.687.480
Ahorro en cuenta corriente	16.187.480
Incremento de la depreciación y amortización acumuladas	3.500.000
2.2 GASTOS DE CAPITAL	**19.687.480**
INVERSIÓN REAL DIRECTA	19.687.480
Formación bruta de capital fijo	19.687.480
Maquinaria, equipos y otros bienes muebles	16.979.146
Construcciones de bienes de dominio privado	2.708.334
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**150.190.915**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	150.190.915
Disminución de otros activos financieros	150.190.915
Disminución de disponibilidades	150.190.915
Disminución de bancos	150.190.915

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**150.190.915**
DISMINUCIÓN DE PASIVOS	150.190.915
Disminución de cuentas y efectos por pagar	150.190.915
Disminución de otras cuentas y efectos por pagar	150.190.915
Disminución de otras cuentas por pagar a corto plazo	150.190.915

A0080

Universidad del Zulia (LUZ)

UNIVERSIDAD DEL ZULIA (LUZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad del Zulia (LUZ) es una institución científica, educativa integrada a la sociedad y fundamentada en los más sólidos principios de autonomía, ética, justicia, libertad, equidad, calidad, eficiencia, excelencia y con pertinencia social, cuyo propósito es la búsqueda del saber y la verdad, mediante la creación, transmisión y aplicación del conocimiento como el valor social que genera competencia para la creatividad e innovación, a través de una adecuada relación con el sector productivo, con las comunidades, organismos públicos y el resto del sector educativo, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

La Universidad del Zulia, se proyectará como una Institución científico educativa, moderna y de vanguardia, con capacidad de auto gestión, de reconocido prestigio regional, nacional e internacional por su excelencia académica y compromiso social, en la generación de los conocimientos científico competitivo, transferible a través de la formación integral de profesionales capacitados para interactuar con independencia y asertividad en sociedades globales y con capacidad de llevar adelante los cambios que el país necesita, que contribuyan a elevar la calidad de vida del ser humano, fortaleciendo así sus valores trascendentales y desarrollo integral.

- Constituirse en una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, que sea trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir un proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Consolidarse como una Universidad promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológica, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

- Igualmente orientará, los recursos hacia la continuación y culminación de los proyectos que están en proceso de ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.509.805.496**
INGRESOS CORRIENTES ORDINARIOS	2.509.805.496
TRANSFERENCIAS CORRIENTES	2.401.552.707
Transferencias corrientes del sector público	2.401.552.707
Transferencias corrientes internas recibidas del sector público	2.401.552.707
De la República	2.401.552.707
OTROS INGRESOS	108.252.789
Otros ingresos ordinarios	108.252.789
TOTAL RECURSOS	**2.509.805.496**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.330.462.882**
GASTOS DE CONSUMO	1.797.111.122
Remuneraciones	1.447.535.886
Sueldos, salarios y otras retribuciones	399.685.286
Beneficios y complementos de sueldos y salarios	245.666.768
Aportes patronales	21.833.688
Prestaciones sociales y otras indemnizaciones	276.349.721
Asistencia socioeconómica	498.224.620
Otros gastos de personal	5.775.803
Compra de bienes y servicios	349.440.335
Bienes de consumo	108.731.137
Servicios no personales	240.709.198
Impuestos indirectos	134.901
TRANSFERENCIAS Y DONACIONES CORRIENTES	532.820.228
Al sector privado	527.684.789
Transferencias corrientes al sector privado	520.795.684
Directas a personas	500.784.866
Pensiones y otros beneficios asociados	58.153.926
Jubilaciones y otros beneficios asociados	398.242.782
Otras transferencias directas a personas	44.388.158
A instituciones sin fines de lucro	12.657.944
Otras transferencias corrientes internas al sector privado	7.352.874
Donaciones corrientes al sector privado	6.889.105
Donaciones a personas	6.859.105
Donaciones a instituciones sin fines de lucro	30.000
Al sector público	5.135.439
Transferencias corrientes al sector público	5.135.439
A los entes descentralizados sin fines empresariales para sus gastos	5.135.439

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	531.532
Obligaciones del ejercicio vigente	525.937
Devoluciones de cobros indebidos	259.342
Devoluciones y reintegros diversos	266.595
Otros gastos corrientes	5.595
Bienes y servicios para la venta	5.595
GASTOS DE CAPITAL	**61.638.814**
INVERSIÓN REAL DIRECTA	61.638.814
Formación bruta de capital fijo	59.001.317
Maquinaria, equipos y otros bienes muebles	57.727.857
Bienes preexistentes	107.520
Construcciones de bienes de dominio privado	1.165.940
Bienes intangibles	2.637.497
APLICACIONES FINANCIERAS	**117.703.800**
DISMINUCIÓN DE PASIVOS	117.703.800
Disminución de cuentas y efectos por pagar	77.703.800
Disminución de cuentas y efectos por pagar a corto plazo	77.703.800
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.602.433
Disminución de aportes patronales y retenciones laborales por pagar	24.623.537
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	24.623.537
Disminución cuentas por pagar a proveedores a corto plazo	46.477.830
Disminución de otros pasivos	40.000.000
Disminución de otros pasivos a corto plazo	40.000.000
TOTAL GASTOS	**2.509.805.496**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124013	Formación de Postgrado o Estudios Avanzados	matrícula			12.214	42.761.564	18.632.393			61.393.957
124015	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			458.847	1.276.152	93.258.971			94.535.123
124028	Intercambio y gestión del conocimiento con la sociedad	persona	55.000	55.000	110.000	8.385.199	23.753.852			32.139.051
124364	Formación en Carrera	matrícula			63.763	14.375.894	733.781.152			748.157.046
124365	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	6.634	6.634	13.268	7.152.658	150.058.234			157.210.892
124391	Sistema de Recursos para la Formación e Intercambio Académico	usuario	923.390	615.593	1.538.983	11.496.576	52.688.514			64.185.090
124589	Investigación, innovación y gestión del conocimiento.	investigación			1.056	4.686.254	43.197.762			47.884.016
					TOTAL	**90.134.297**	**1.115.370.878**			**1.205.505.175**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	8.765.248	643.644.457			652.409.705
02	Gestión administrativa	9.353.244	186.186.072			195.539.316
03	Previsión y protección social		456.351.300			456.351.300
	TOTAL	**18.118.492**	**1.286.181.829**			**1.304.300.321**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.348**	**3.028**	**970**	**7.346**	**342.183.172**	**20.899.145**	**363.082.317**
Directivo	114	83		197	15.592.927	2.839.954	18.432.881
Profesional y Técnico	1.204	552		1.756	69.830.306		69.830.306
Personal Administrativo	686	583	200	1.469	45.705.219		45.705.219
Personal Docente	1.125	719	700	2.544	173.459.106	18.059.191	191.518.297
Obrero	219	1.091	70	1.380	37.595.614		37.595.614
Personal Fijo a Tiempo Parcial	**220**	**242**		**462**	**12.559.792**	**1.426.629**	**13.986.421**
Profesional y Técnico	12	11		23	505.057		505.057
Personal Administrativo		2		2	36.778		36.778
Personal Docente	208	229		437	12.017.957	1.426.629	13.444.586
Personal Contratado	**196**	**232**		**428**	**18.345.334**		**18.345.334**
Profesional y Técnico	2	1		3	95.725		95.725
Personal Administrativo	140	111		251	14.256.221		14.256.221
Personal Docente	21	37		58	1.659.238		1.659.238
Obrero	33	83		116	2.334.150		2.334.150
TOTAL	**3.764**	**3.502**	**970**	**8.236**	**373.088.298**	**22.325.774**	**395.414.072**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.202**	**2.557**	**4.759**	**398.242.782**
Alto Nivel y de Dirección	3	1	4	535.076
Empleados	1.055	661	1.716	136.640.192
Docentes	1.048	1.383	2.431	229.074.260
Obreros	96	512	608	31.993.254
Pensionados	**196**	**922**	**1.118**	**58.153.926**
Empleados	125	205	330	26.043.270
Docentes	42	405	447	19.929.600
Obreros	29	312	341	12.181.056
TOTAL	**2.398**	**3.479**	**5.877**	**456.396.708**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.447.535.886
4.02	Materiales, suministros y mercancías	108.736.732
4.03	Servicios no personales	240.844.099
4.04	Activos reales	61.638.814
4.07	Transferencias y donaciones	532.820.228
4.08	Otros gastos	525.937
4.11	Disminución de pasivos	117.703.800
	TOTAL	**2.509.805.496**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.509.805.496**
INGRESOS CORRIENTES ORDINARIOS	2.509.805.496
TRANSFERENCIAS CORRIENTES	2.401.552.707
Transferencias corrientes del sector público	2.401.552.707
Transferencias corrientes internas recibidas del sector público	2.401.552.707
De la República	2.401.552.707
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	2.401.552.707
-Recursos Ordinarios	2.401.552.707
OTROS INGRESOS	108.252.789
Otros ingresos ordinarios	108.252.789
1.2 GASTOS CORRIENTES	**2.330.462.882**
GASTOS DE CONSUMO	1.797.111.122
Remuneraciones	1.447.535.886
Sueldos, salarios y otras retribuciones	399.685.286
Beneficios y complementos de sueldos y salarios	245.666.768
Aportes patronales	21.833.688
Prestaciones sociales y otras indemnizaciones	276.349.721
Asistencia socioeconómica	498.224.620
Otros gastos de personal	5.775.803
Compra de bienes y servicios	349.440.335
Bienes de consumo	108.731.137
Servicios no personales	240.709.198
Impuestos indirectos	134.901
TRANSFERENCIAS Y DONACIONES CORRIENTES	532.820.228
Al sector privado	527.684.789
Transferencias corrientes al sector privado	520.795.684
Directas a personas	500.784.866
Pensiones y otros beneficios asociados	58.153.926
Jubilaciones y otros beneficios asociados	398.242.782

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias directas a personas	44.388.158
A instituciones sin fines de lucro	12.657.944
Otras transferencias corrientes internas al sector privado	7.352.874
Donaciones corrientes al sector privado	6.889.105
Donaciones a personas	6.859.105
Donaciones a instituciones sin fines de lucro	30.000
Al sector público	5.135.439
Transferencias corrientes al sector público	5.135.439
A los entes descentralizados sin fines empresariales para sus gastos	5.135.439
OTROS GASTOS CORRIENTES	531.532
Obligaciones del ejercicio vigente	525.937
Devoluciones de cobros indebidos	259.342
Devoluciones y reintegros diversos	266.595
Otros gastos corrientes	5.595
Bienes y servicios para la venta	5.595
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**179.342.614**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**179.342.614**
RECURSOS PROPIOS DE CAPITAL	179.342.614
Ahorro en cuenta corriente	179.342.614
2.2 GASTOS DE CAPITAL	**61.638.814**
INVERSIÓN REAL DIRECTA	61.638.814
Formación bruta de capital fijo	59.001.317
Maquinaria, equipos y otros bienes muebles	57.727.857
Bienes preexistentes	107.520
Construcciones de bienes de dominio privado	1.165.940
Bienes intangibles	2.637.497
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**117.703.800**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**117.703.800**
SUPERÁVIT FINANCIERO	117.703.800
3.2 APLICACIONES FINANCIERAS	**117.703.800**
DISMINUCIÓN DE PASIVOS	117.703.800
Disminución de cuentas y efectos por pagar	77.703.800
Disminución de cuentas y efectos por pagar a corto plazo	77.703.800
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.602.433
Disminución de aportes patronales y retenciones laborales por pagar	24.623.537
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	24.623.537
Disminución cuentas por pagar a proveedores a corto plazo	46.477.830
Disminución de otros pasivos	40.000.000
Disminución de otros pasivos a corto plazo	40.000.000

A0081

Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO JOSÉ DE SUCRE (UNEXPO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO), tiene como visión, ser una institución de educación superior que conjuga aspiraciones, conocimientos, habilidades, competencias, valores, actividades, procedimientos, procesos y ambientes con los diversos sectores sociales y el Estado, con el propósito de:

- Dar formación permanente e integral, fundamentalmente, en el área de la ingeniería y la tecnología con un alto nivel de calidad.
- Generar, divulgar y aplicar conocimiento socialmente significativo y dar un uso social a ese conocimiento.

Contribuyendo así con el desarrollo del país, generando comportamientos ciudadanos de democracia y participación, formando profesionales en el área tecnológica, creando ocupaciones de calidad, introduciendo modificaciones en el proceso productivo, estimulando el desarrollo tecnológico, interviniendo en la corrección de desequilibrios sociales, asegurando la base de sustentación ecológica y aportando soluciones, políticamente viables e históricamente relevantes, a las necesidades de transformación de la sociedad para la construcción de un futuro mejor.

Para este año la UNEXPO, estima lo siguiente:

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.
- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UNEXPO, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**765.351.770**
INGRESOS CORRIENTES ORDINARIOS	765.351.770
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.056.516
Venta de otros bienes y servicios	4.056.516
TRANSFERENCIAS CORRIENTES	761.295.254
Transferencias corrientes del sector público	761.295.254
Transferencias corrientes internas recibidas del sector público	761.295.254
De la República	761.295.254
TOTAL RECURSOS	**765.351.770**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**729.687.086**
GASTOS DE CONSUMO	514.089.555
Remuneraciones	296.390.510
Sueldos, salarios y otras retribuciones	130.079.608
Beneficios y complementos de sueldos y salarios	76.141.644
Aportes patronales	20.806.640
Asistencia socioeconómica	69.362.618
Compra de bienes y servicios	196.520.714
Bienes de consumo	15.053.228
Servicios no personales	181.467.486
Impuestos indirectos	21.178.331
TRANSFERENCIAS Y DONACIONES CORRIENTES	215.597.531
Al sector privado	209.887.817
Transferencias corrientes al sector privado	209.887.817
Directas a personas	197.832.491
Pensiones y otros beneficios asociados	20.214.834
Jubilaciones y otros beneficios asociados	132.636.450
Otras transferencias directas a personas	44.981.207
A instituciones sin fines de lucro	12.055.326
Al sector público	5.709.714
Transferencias corrientes al sector público	5.709.714
A los entes descentralizados sin fines empresariales para sus gastos	5.709.714
GASTOS DE CAPITAL	**8.428.962**
INVERSIÓN REAL DIRECTA	8.428.962
Formación bruta de capital fijo	8.428.962
Maquinaria, equipos y otros bienes muebles	8.425.293
Construcciones de bienes de dominio privado	3.669

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**27.235.722**
DISMINUCIÓN DE PASIVOS	27.235.722
Disminución de otros pasivos	27.235.722
Disminución de otros pasivos a corto plazo	27.235.722
TOTAL GASTOS	**765.351.770**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124233	Formación de Estudiantes en Carreras	matrícula			17.958	611.070	120.702.914			121.313.984
124288	Formación de Postgrado o Estudios Avanzados	matrícula			1.291	3.099.316	6.235.459			9.334.775
124299	Sistema De Recursos para la Formación e Intercambio Académico	usuario	310.237	579.943	890.180		16.915.258			16.915.258
124303	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	699.651	699.000	1.398.651		216.037.807			216.037.807
124334	Investigación, Innovación y Gestión del Conocimiento	investigación			299		538.387			538.387
124369	Intercambio y Gestión del Conocimiento con la Sociedad	estudiante	5.000	5.254	10.254	10.000	6.689.444			6.699.444
124371	Desarrollo y Mantenimiento de infraestructura	metro cuadrado			2.466.800		23.844.574			23.844.574
					TOTAL	**3.720.386**	**390.963.843**			**394.684.229**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		113.612.588			113.612.588
02	Gestión administrativa	336.130	103.867.539			104.203.669
03	Previsión y protección social		152.851.284			152.851.284
	TOTAL	**336.130**	**370.331.411**			**370.667.541**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.233**	**1.144**		**2.377**	**110.155.088**	**1.639.808**	**111.794.896**
Alto Nivel y de Dirección	1			1	97.904	18.600	116.504
Directivo	24	22		46	3.475.120	221.024	3.696.144
Profesional y Técnico	541	243		784	34.053.344		34.053.344
Personal Administrativo	143	42		185	5.417.256		5.417.256
Personal Docente	383	597		980	55.426.832	1.400.184	56.827.016
Obrero	141	240		381	11.684.632		11.684.632
Personal Fijo a Tiempo Parcial	**15**	**46**		**61**	**1.341.616**		**1.341.616**
Profesional y Técnico	14	25		39	825.648		825.648
Personal Administrativo	1	21		22	515.968		515.968
Personal Contratado	**7**	**25**		**32**	**1.213.136**		**1.213.136**
Profesional y Técnico	5	3		8	314.800		314.800
Personal Administrativo		3		3	83.184		83.184
Personal Docente		16		16	672.640		672.640
Obrero	2	3		5	142.512		142.512
TOTAL	**1.255**	**1.215**		**2.470**	**112.709.840**	**1.639.808**	**114.349.648**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**512**	**678**	**1.190**	**132.636.450**
Alto Nivel y de Dirección		1	1	241.574
Empleados	260	99	359	34.349.756
Docentes	164	432	596	79.570.958
Obreros	88	146	234	18.474.162
Pensionados	**49**	**168**	**217**	**20.214.834**
Empleados	32	23	55	3.956.890
Docentes	9	93	102	12.026.820
Obreros	8	52	60	4.231.124
TOTAL	**561**	**846**	**1.407**	**152.851.284**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	296.390.510
4.02	Materiales, suministros y mercancías	15.053.228
4.03	Servicios no personales	202.645.817
4.04	Activos reales	8.428.962
4.07	Transferencias y donaciones	215.597.531
4.11	Disminución de pasivos	27.235.722
	TOTAL	**765.351.770**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**765.351.770**
INGRESOS CORRIENTES ORDINARIOS	765.351.770
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.056.516
Venta de otros bienes y servicios	4.056.516
TRANSFERENCIAS CORRIENTES	761.295.254
Transferencias corrientes del sector público	761.295.254
Transferencias corrientes internas recibidas del sector público	761.295.254
De la República	761.295.254
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	761.295.254
- Recursos Ordinarios	761.295.254
1.2 GASTOS CORRIENTES	**729.687.086**
GASTOS DE CONSUMO	514.089.555
Remuneraciones	296.390.510
Sueldos, salarios y otras retribuciones	130.079.608
Beneficios y complementos de sueldos y salarios	76.141.644
Aportes patronales	20.806.640
Asistencia socioeconómica	69.362.618
Compra de bienes y servicios	196.520.714
Bienes de consumo	15.053.228
Servicios no personales	181.467.486
Impuestos indirectos	21.178.331
TRANSFERENCIAS Y DONACIONES CORRIENTES	215.597.531
Al sector privado	209.887.817
Transferencias corrientes al sector privado	209.887.817
Directas a personas	197.832.491
Pensiones y otros beneficios asociados	20.214.834
Jubilaciones y otros beneficios asociados	132.636.450
Otras transferencias directas a personas	44.981.207

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	12.055.326
Al sector público	5.709.714
Transferencias corrientes al sector público	5.709.714
A los entes descentralizados sin fines empresariales para sus gastos	5.709.714
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**35.664.684**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**35.664.684**
RECURSOS PROPIOS DE CAPITAL	35.664.684
Ahorro en cuenta corriente	35.664.684
2.2 GASTOS DE CAPITAL	**8.428.962**
INVERSIÓN REAL DIRECTA	8.428.962
Formación bruta de capital fijo	8.428.962
Maquinaria, equipos y otros bienes muebles	8.425.293
Construcciones de bienes de dominio privado	3.669
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**27.235.722**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**27.235.722**
SUPERÁVIT FINANCIERO	27.235.722
3.2 APLICACIONES FINANCIERAS	**27.235.722**
DISMINUCIÓN DE PASIVOS	27.235.722
Disminución de otros pasivos	27.235.722
Disminución de otros pasivos a corto plazo	27.235.722

A0082

Universidad de Oriente (UDO)

UNIVERSIDAD DE ORIENTE (UDO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad de Oriente (UDO) se define como un sistema de educación universitaria al servicio del país con objetivos comunes a as demás universidades venezolanas y del mundo, tiene como misión, contribuir a la formación de profesionales de excelencia, de valores éticos y morales, críticos, creativos e integrales en la prestación de servicios en las diferentes áreas del conocimiento y desarrollando actividades de investigación, docencia y extensión para cooperar en la construcción de una sociedad venezolana de la Región Oriental - Insular - Sur del país.

En este sentido, se destacan las siguientes funciones de la UDO:

- Promover y desarrollar labores de investigación científica, humanística y tecnológica en las áreas y disciplinas en las que se considere necesaria su participación en relación a los problemas Regionales y nacionales.
- Promover vínculos directos con los medios de comunicación social a objeto de proporcionar mayor cobertura a la actividad universitaria.
- Desarrollar actividades de proyección social y extensión universitaria.

Para el ejercicio fiscal, la Universidad, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante.

Asimismo, la distribución de los recursos otorgados persigue como objetivo, mejorar la calidad de la oferta académica, dar continuidad a los proyectos de pertinencia social y estar al servicio pleno de la población venezolana.

Por otra parte, la política de gastos va dirigida a mantener las condiciones de funcionamiento tanto de las dependencias académicas como administrativas de la Institución, garantizando la operatividad de las mismas. Bajo esa perspectiva, la Universidad sostiene una adecuada política en la distribución de los créditos presupuestarios en el ámbito de los núcleos y extensiones que la conforman, sin dejar de lado, el justo manejo y control de los recursos presupuestarios como parte de la labor que desarrolla en función de alcanzar las metas y objetivos en las áreas de Enseñanza, Investigación y Extensión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.788.042.714**
INGRESOS CORRIENTES ORDINARIOS	1.788.042.714
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	17.844.540
Venta de otros bienes y servicios	17.844.540
TRANSFERENCIAS CORRIENTES	1.770.198.174
Transferencias corrientes del sector público	1.770.198.174
Transferencias corrientes internas recibidas del sector público	1.770.198.174
De la República	1.770.198.174
TOTAL RECURSOS	**1.788.042.714**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.665.612.921**
GASTOS DE CONSUMO	1.137.351.700
Remuneraciones	987.241.845
Sueldos, salarios y otras retribuciones	362.085.229
Beneficios y complementos de sueldos y salarios	271.728.517
Aportes patronales	70.996.748
Prestaciones sociales y otras indemnizaciones	48.777.223
Asistencia socioeconómica	232.577.730
Otros gastos de personal	1.076.398
Compra de bienes y servicios	132.882.844
Bienes de consumo	73.625.319
Servicios no personales	59.257.525
Impuestos indirectos	17.227.011
TRANSFERENCIAS Y DONACIONES CORRIENTES	528.261.221
Al sector privado	524.081.896
Transferencias corrientes al sector privado	524.081.896
Directas a personas	508.274.122
Pensiones y otros beneficios asociados	56.851.756
Jubilaciones y otros beneficios asociados	352.282.792
Otras transferencias directas a personas	99.139.574
A instituciones sin fines de lucro	11.224.138
Otras transferencias corrientes internas al sector privado	4.583.636
Al sector público	4.179.325
Transferencias corrientes al sector público	4.179.325
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	4.179.325
GASTOS DE CAPITAL	**64.711.889**
INVERSIÓN REAL DIRECTA	64.711.889
Formación bruta de capital fijo	64.709.889
Maquinaria, equipos y otros bienes muebles	30.739.558

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio privado	33.970.331
Bienes intangibles	2.000
APLICACIONES FINANCIERAS	**57.717.904**
DISMINUCIÓN DE PASIVOS	57.717.904
Disminución de cuentas y efectos por pagar	2.270.565
Disminución de cuentas y efectos por pagar a corto plazo	2.270.565
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.270.565
Disminución de otros pasivos	55.447.339
Disminución de otros pasivos a corto plazo	55.447.339
TOTAL GASTOS	**1.788.042.714**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124542	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	43.906	35.381	79.287	890.000	223.518.847			224.408.847
125105	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			198.509		39.988.397			39.988.397
125106	Formación de Estudiantes en Carreras	matrícula			79.287	10.289.741	422.613.269			432.903.010
125107	Formación en postgrado o estudios avanzado	matrícula			3.539	3.692.799	7.768.397			11.461.196
125108	Investigación, Innovación y Gestión del Conocimiento	investigación			133	30.000	34.503.856			34.533.856
125109	Sistema de Recursos para la formación e intercambio académico	usuario	43.906	35.381	79.287	370.000	31.178.401			31.548.401
125357	Intercambio y Gestión del conocimiento con la sociedad	persona	1.794	1.196	2.990		27.907.701			27.907.701
125358	Territorialización y Municipalización de la Educación Universitaria	plan			10		1.000.000			1.000.000
					TOTAL	**15.272.540**	**788.478.868**			**803.751.408**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		427.989.246			427.989.246
02	Gestión administrativa	2.572.000	144.595.512			147.167.512
03	Previsión y protección social		409.134.548			409.134.548
	TOTAL	**2.572.000**	**981.719.306**			**984.291.306**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.052**	**2.608**		**5.660**	**273.971.316**	**4.547.451**	**278.518.767**
Alto Nivel y de Dirección	1			1	106.106	28.460	134.566
Profesional y Técnico	653	475		1.128	32.060.377	469.534	32.529.911
Personal Administrativo	459	192		651	39.755.512	1.507.903	41.263.415
Personal Docente	1.380	976		2.356	154.020.232	2.541.554	156.561.786
Obrero	559	965		1.524	48.029.089		48.029.089
Personal Fijo a Tiempo Parcial	**95**	**112**		**207**	**3.557.455**	**1.442.927**	**5.000.382**
Profesional y Técnico	29	34		63	1.527.034	539.436	2.066.470
Personal Administrativo	8	3		11	175.415	69.241	244.656
Personal Docente	58	75		133	1.855.006	834.250	2.689.256
Personal Contratado	**544**	**377**		**921**	**43.433.675**		**43.433.675**
Profesional y Técnico	59	47		106	4.757.476		4.757.476
Personal Administrativo	57	24		81	2.652.170		2.652.170
Personal Docente	359	211		570	31.051.605		31.051.605
Obrero	69	95		164	4.972.424		4.972.424
TOTAL	**3.691**	**3.097**		**6.788**	**320.962.446**	**5.990.378**	**326.952.824**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1.356**	**1.978**	**3.334**	**352.282.792**
Empleados	741	532	1.273	113.940.314
Docentes	417	814	1.231	179.242.381
Obreros	198	632	830	59.100.097
Pensionados	**742**	**132**	**874**	**56.851.756**
Empleados	217	50	267	17.026.720
Docentes	225	32	257	20.817.869
Obreros	300	50	350	19.007.167
TOTAL	**2.098**	**2.110**	**4.208**	**409.134.548**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	987.241.845
4.02	Materiales, suministros y mercancías	73.625.319
4.03	Servicios no personales	76.484.536
4.04	Activos reales	64.711.889
4.07	Transferencias y donaciones	528.261.221
4.11	Disminución de pasivos	57.717.904
	TOTAL	**1.788.042.714**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.788.042.714**
INGRESOS CORRIENTES ORDINARIOS	1.788.042.714
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	17.844.540
Venta de otros bienes y servicios	17.844.540
TRANSFERENCIAS CORRIENTES	1.770.198.174
Transferencias corrientes del sector público	1.770.198.174
Transferencias corrientes internas recibidas del sector público	1.770.198.174
De la República	1.770.198.174
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	1.770.198.174
Recursos Ordinarios	1.770.198.174
1.2 GASTOS CORRIENTES	**1.665.612.921**
GASTOS DE CONSUMO	1.137.351.700
Remuneraciones	987.241.845
Sueldos, salarios y otras retribuciones	362.085.229
Beneficios y complementos de sueldos y salarios	271.728.517
Aportes patronales	70.996.748
Prestaciones sociales y otras indemnizaciones	48.777.223
Asistencia socioeconómica	232.577.730
Otros gastos de personal	1.076.398
Compra de bienes y servicios	132.882.844
Bienes de consumo	73.625.319
Servicios no personales	59.257.525
Impuestos indirectos	17.227.011
TRANSFERENCIAS Y DONACIONES CORRIENTES	528.261.221
Al sector privado	524.081.896

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	524.081.896
Directas a personas	508.274.122
Pensiones y otros beneficios asociados	56.851.756
Jubilaciones y otros beneficios asociados	352.282.792
Otras transferencias directas a personas	99.139.574
A instituciones sin fines de lucro	11.224.138
Otras transferencias corrientes internas al sector privado	4.583.636
Al sector público	4.179.325
Transferencias corrientes al sector público	4.179.325
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	4.179.325
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**122.429.793**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**122.429.793**
RECURSOS PROPIOS DE CAPITAL	122.429.793
Ahorro en cuenta corriente	122.429.793
2.2 GASTOS DE CAPITAL	**64.711.889**
INVERSIÓN REAL DIRECTA	64.711.889
Formación bruta de capital fijo	64.709.889
Maquinaria, equipos y otros bienes muebles	30.739.558
Construcciones de bienes de dominio privado	33.970.331
Bienes intangibles	2.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**57.717.904**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**57.717.904**
SUPERÁVIT FINANCIERO	57.717.904
3.2 APLICACIONES FINANCIERAS	**57.717.904**
DISMINUCIÓN DE PASIVOS	57.717.904
Disminución de cuentas y efectos por pagar	2.270.565
Disminución de cuentas y efectos por pagar a corto plazo	2.270.565

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.270.565
Disminución de otros pasivos	55.447.339
Disminución de otros pasivos a corto plazo	55.447.339

A0083

Universidad de Los Andes (ULA)

UNIVERSIDAD DE LOS ANDES (ULA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad de Los Andes (ULA), es una Institución Nacional de Educación Universitaria, pública y autónoma, al servicio de la Nación y como tal, le corresponde colaborar en la orientación de la dinámica tanto de la región andina como del país, mediante su contribución intelectual en el esclarecimiento de los problemas y el desarrollo de los potenciales regionales y nacionales, realizando una función rectora en la educación, la cultura, las artes y la ciencia, como parte del Sistema Nacional de Educación Universitaria.

En este sentido, sus actividades están dirigidas a crear, asimilar, enseñar y difundir el saber científico, tecnológico y humanístico, mediante la investigación, desarrollo, innovación, docencia y extensión, organizándose funcionalmente dentro de una estrecha coordinación con las demás instituciones del sistema a nivel nacional y de la región andina, con el fin de formar los equipos profesionales y técnicos que juzgue necesarios para el desarrollo y progreso de la Nación y la Región.

Para el ejercicio económico financiero 2015, la ULA estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.
- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en el resultado de una educación con calidad científica y de pertinencia social.
- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.
- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.
- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.
- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

La estructura presupuestaria vigente está conformada por los proyectos institucionales, como un conjunto delimitado de acciones y recursos que permiten a la Institución para el ejercicio económico financiero, el logro de resultados para los cuales fueron concebidos. Se establecen también las acciones centralizadas necesarias para garantizar el funcionamiento de la Institución, así como el cumplimiento de otros compromisos del Estado.

Presupuestariamente la ULA, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.704.018.268**
INGRESOS CORRIENTES ORDINARIOS	2.704.018.268
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	174.097.864
Venta de otros bienes y servicios	174.097.864
INGRESOS DE LA PROPIEDAD	16.165.143
Intereses	15.849.143
Intereses internos	15.849.143
Intereses por depósitos	15.849.143
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	316.000
Alquileres	316.000
TRANSFERENCIAS CORRIENTES	2.512.759.337
Transferencias corrientes del sector público	2.512.759.337
Transferencias corrientes internas recibidas del sector público	2.512.759.337
De la República	2.508.344.802
De las instituciones de protección social	4.414.535
OTROS INGRESOS	995.924
Otros ingresos ordinarios	995.924
INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	100.000
Venta y/o desincorporación de activos fijos	100.000
De activos fijos	100.000
FUENTES DE FINANCIAMIENTO	**7.231.780**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.231.780
Disminución de otros activos financieros	7.231.780
Disminución de disponibilidades	7.231.780
Disminución de caja	7.231.780
TOTAL RECURSOS	**2.711.350.048**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.595.009.845**
GASTOS DE CONSUMO	1.926.072.774
Remuneraciones	1.551.859.595
Sueldos, salarios y otras retribuciones	421.793.766
Beneficios y complementos de sueldos y salarios	302.422.427
Aportes patronales	76.300.614
Prestaciones sociales y otras indemnizaciones	289.234.205
Asistencia socioeconómica	353.490.208
Otros gastos de personal	108.618.375
Compra de bienes y servicios	347.758.925
Bienes de consumo	195.640.092
Servicios no personales	152.118.833
Impuestos indirectos	26.454.254
GASTOS DE LA PROPIEDAD	3.394.199
Derechos sobre bienes intangibles	3.394.199
TRANSFERENCIAS Y DONACIONES CORRIENTES	665.542.872
Al sector privado	664.999.867
Transferencias corrientes al sector privado	664.999.867
Directas a personas	632.286.535
Pensiones y otros beneficios asociados	15.566.722
Jubilaciones y otros beneficios asociados	517.596.000
Otras transferencias directas a personas	99.123.813
A instituciones sin fines de lucro	9.777.272
Otras transferencias corrientes internas al sector privado	22.936.060
Al sector público	503.954
Transferencias corrientes al sector público	503.954
A los entes descentralizados sin fines empresariales para sus gastos	3.954
A instituciones de protección social	500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Al sector externo	39.051
Transferencias corrientes al exterior	39.051
A instituciones sin fines de lucro	39.051
GASTOS DE CAPITAL	**82.766.483**
INVERSIÓN REAL DIRECTA	82.766.483
Formación bruta de capital fijo	81.781.343
Edificios e instalaciones	210.000
Maquinaria, equipos y otros bienes muebles	58.157.829
Bienes preexistentes	90.562
Construcciones de bienes de dominio privado	22.738.004
Construcciones de bienes de dominio público	584.948
Tierras y terrenos	660.000
Bienes intangibles	325.140
APLICACIONES FINANCIERAS	**33.573.720**
DISMINUCIÓN DE PASIVOS	33.573.720
Disminución de cuentas y efectos por pagar	6.541.156
Disminución de cuentas y efectos por pagar a corto plazo	6.541.156
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.541.156
Disminución de otros pasivos	27.032.564
Disminución de otros pasivos a corto plazo	27.032.564
TOTAL GASTOS	**2.711.350.048**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123833	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			127.360	423.816	37.569.888			37.993.704
124024	Intercambio y Gestión del Conocimiento con la Sociedad	persona	170.000	119.401	289.401	24.256.665	21.005.621			45.262.286
124084	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	28.278	20.000	48.278		288.199.155			288.199.155
124195	Sistema de recursos para la formación e intercambio académico	usuario	1.446.227	1.047.268	2.493.495	254.521	52.264.965			52.519.486
124214	Investigación, innovación y gestión del conocimiento.	investigación			1.444	12.639.466	52.128.230			64.767.696
124273	Formación en Postgrado o Estudios Avanzados	matricula			6.914	10.046.244	34.576.145			44.622.389
124331	Formación de estudiantes en carreras	matrícula			48.278	57.762.684	588.714.808			646.477.492
					TOTAL	105.383.396	1.074.458.812			1.179.842.208

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	3.308.886	799.030.493			802.339.379
02	Gestión administrativa	89.898.429	106.107.310			196.005.739
03	Previsión y protección social		528.748.187		4.414.535	533.162.722
	TOTAL	**93.207.315**	**1.433.885.990**		**4.414.535**	**1.531.507.840**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.569**	**4.096**	**738**	**8.403**	**364.046.656**	**9.955.030**	**374.001.686**
Alto Nivel y de Dirección		1		1	39.880		39.880
Profesional y Técnico	1.190	694	114	1.998	82.747.496		82.747.496
Personal Administrativo	575	236	114	925	27.041.448		27.041.448
Personal Docente	853	1.096	470	2.419	164.202.656	9.955.030	174.157.686
Obrero	951	2.069	40	3.060	90.015.176		90.015.176
Personal Fijo a Tiempo Parcial	**14**	**21**	**190**	**225**	**4.489.232**		**4.489.232**
Profesional y Técnico	12	9	7	28	674.616		674.616
Personal Administrativo	2	1		3	44.440		44.440
Personal Docente		11	183	194	3.770.176		3.770.176
Personal Contratado	**360**	**372**		**732**	**21.587.152**		**21.587.152**
Personal Docente	360	372		732	21.587.152		21.587.152
TOTAL	**3.943**	**4.489**	**928**	**9.360**	**390.123.040**	**9.955.030**	**400.078.070**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.103**	**3.367**	**5.470**	**517.596.000**
Empleados	1.160	811	1.971	142.635.122
Docentes	746	1.535	2.281	298.874.842
Obreros	197	1.021	1.218	76.086.036
Pensionados	**129**	**91**	**220**	**15.566.722**
Empleados	86	24	110	8.390.012
Docentes	13	6	19	1.525.932
Obreros	30	61	91	5.650.778
TOTAL	**2.232**	**3.458**	**5.690**	**533.162.722**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.551.859.595
4.02	Materiales, suministros y mercancías	195.640.092
4.03	Servicios no personales	181.967.286
4.04	Activos reales	82.766.483
4.07	Transferencias y donaciones	665.542.872
4.11	Disminución de pasivos	33.573.720
	TOTAL	**2.711.350.048**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.704.018.268**
INGRESOS CORRIENTES ORDINARIOS	2.704.018.268
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	174.097.864
Venta de otros bienes y servicios	174.097.864
INGRESOS DE LA PROPIEDAD	16.165.143
Intereses	15.849.143
Intereses internos	15.849.143
Intereses por depósitos	15.849.143
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	316.000
Alquileres	316.000
TRANSFERENCIAS CORRIENTES	2.512.759.337
Transferencias corrientes del sector público	2.512.759.337
Transferencias corrientes internas recibidas del sector público	2.512.759.337
De la República	2.508.344.802
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	2.508.344.802
- Recursos Ordinarios	2.508.344.802
De las instituciones de protección social	4.414.535
OTROS INGRESOS	995.924
Otros ingresos ordinarios	995.924
1.2 GASTOS CORRIENTES	**2.595.009.845**
GASTOS DE CONSUMO	1.926.072.774
Remuneraciones	1.551.859.595
Sueldos, salarios y otras retribuciones	421.793.766
Beneficios y complementos de sueldos y salarios	302.422.427
Aportes patronales	76.300.614
Prestaciones sociales y otras indemnizaciones	289.234.205
Asistencia socioeconómica	353.490.208
Otros gastos de personal	108.618.375

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	347.758.925
Bienes de consumo	195.640.092
Servicios no personales	152.118.833
Impuestos indirectos	26.454.254
GASTOS DE LA PROPIEDAD	3.394.199
Derechos sobre bienes intangibles	3.394.199
TRANSFERENCIAS Y DONACIONES CORRIENTES	665.542.872
Al sector privado	664.999.867
Transferencias corrientes al sector privado	664.999.867
Directas a personas	632.286.535
Pensiones y otros beneficios asociados	15.566.722
Jubilaciones y otros beneficios asociados	517.596.000
Otras transferencias directas a personas	99.123.813
A instituciones sin fines de lucro	9.777.272
Otras transferencias corrientes internas al sector privado	22.936.060
Al sector público	503.954
Transferencias corrientes al sector público	503.954
A los entes descentralizados sin fines empresariales para sus gastos	3.954
A instituciones de protección social	500.000
Al sector externo	39.051
Transferencias corrientes al exterior	39.051
A instituciones sin fines de lucro	39.051
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**109.008.423**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**109.108.423**
RECURSOS PROPIOS DE CAPITAL	109.108.423
Ahorro en cuenta corriente	109.008.423
Venta y/o desincorporación de activos fijos	100.000
De activos fijos	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**82.766.483**
INVERSIÓN REAL DIRECTA	82.766.483
Formación bruta de capital fijo	81.781.343
Edificios e instalaciones	210.000
Maquinaria, equipos y otros bienes muebles	58.157.829
Bienes preexistentes	90.562
Construcciones de bienes de dominio privado	22.738.004
Construcciones de bienes de dominio público	584.948
Tierras y terrenos	660.000
Bienes intangibles	325.140
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**26.341.940**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**33.573.720**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.231.780
Disminución de otros activos financieros	7.231.780
Disminución de disponibilidades	7.231.780
Disminución de caja	7.231.780
SUPERÁVIT FINANCIERO	26.341.940
3.2 APLICACIONES FINANCIERAS	**33.573.720**
DISMINUCIÓN DE PASIVOS	33.573.720
Disminución de cuentas y efectos por pagar	6.541.156
Disminución de cuentas y efectos por pagar a corto plazo	6.541.156
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.541.156
Disminución de otros pasivos	27.032.564
Disminución de otros pasivos a corto plazo	27.032.564

A0084

Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS CENTRALES RÓMULO GALLEGOS (UNERG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (Unerg), se define como una Institución que sustenta los principios y fines enmarcados en la Constitución de la República Bolivariana de Venezuela, Ley de Universidades y sus propios Reglamentos, por consiguiente para cumplir y hacer cumplir su misión, visión, objetivo y políticas, está obligada a una transformación proactiva, sinérgica, interdependiente, a través de la innovación, creatividad y epistemología, en las modalidades de enseñanza, aprendizaje significativo y a relacionar éste proceso con las actividades productivas, para el desempeño de la vida de los futuros profesionales, vinculadas a las necesidades reales y sentidas de la región de los Llanos Centrales, garantizando el desarrollo humanista, social, económico, educativo, axiológico, cultural y político de las personas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**439.523.137**
INGRESOS CORRIENTES ORDINARIOS	439.523.137
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
TRANSFERENCIAS CORRIENTES	439.423.137
Transferencias corrientes del sector público	439.423.137
Transferencias corrientes internas recibidas del sector público	439.423.137
De la República	439.423.137
TOTAL RECURSOS	**439.523.137**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**399.431.251**
GASTOS DE CONSUMO	335.794.326
Remuneraciones	285.491.897
Sueldos, salarios y otras retribuciones	157.463.152
Beneficios y complementos de sueldos y salarios	69.506.966
Aportes patronales	23.073.696
Asistencia socioeconómica	35.448.083
Compra de bienes y servicios	47.000.542
Bienes de consumo	7.601.874
Servicios no personales	39.398.668
Impuestos indirectos	3.301.887
TRANSFERENCIAS Y DONACIONES CORRIENTES	63.636.925
Al sector privado	63.636.925
Transferencias corrientes al sector privado	58.230.349
Directas a personas	53.730.349
Pensiones y otros beneficios asociados	11.310.597
Jubilaciones y otros beneficios asociados	42.019.723
Otras transferencias directas a personas	400.029
A instituciones sin fines de lucro	4.500.000
Donaciones corrientes al sector privado	5.406.576
Donaciones a personas	5.406.576
GASTOS DE CAPITAL	**2.770.903**
INVERSIÓN REAL DIRECTA	2.770.903
Formación bruta de capital fijo	2.761.903
Maquinaria, equipos y otros bienes muebles	2.048.157
Construcciones de bienes de dominio privado	713.746
Bienes intangibles	9.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**37.320.983**
DISMINUCIÓN DE PASIVOS	37.320.983
Disminución de otros pasivos	37.320.983
Disminución de otros pasivos a corto plazo	37.320.983
TOTAL GASTOS	**439.523.137**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123968	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			5.541		13.438.722			13.438.722
124236	Formación de Estudiantes en Carrera	matrícula			85.334		150.524.268			150.524.268
124304	Formación en Postgrado o Estudios Avanzados	matrícula			8.459		206.151			206.151
124379	Investigación, Innovación y Gestión del Conocimiento	investigación			60		4.098.454			4.098.454
124468	Sistema de Recursos para la Formación e Intercambio Académico	usuario	49.357	35.977	85.334		6.637.399			6.637.399
124515	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	49.357	35.977	85.334		68.753.422			68.753.422
124593	Intercambio y Gestión del Conocimiento con la Sociedad	persona	24.582	17.918	42.500		2.743.544			2.743.544
124603	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			146.050		23.384.104			23.384.104
124606	Territorialización y Municipalización de la Educación Universitaria	plan			1		237.438			237.438
					TOTAL		270.023.502			270.023.502

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		57.109.192			57.109.192
02	Gestión administrativa	100.000	58.960.123			59.060.123
03	Previsión y protección social		53.330.320			53.330.320
	TOTAL	**100.000**	**169.399.635**			**169.499.635**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**806**	**665**	**6**	**1.477**	**65.502.576**	**2.967.137**	**68.469.713**
Alto Nivel y de Dirección	1			1	91.602	23.206	114.808
Directivo	58	77		135	8.622.357	679.679	9.302.036
Profesional y Técnico	123	60	2	185	7.604.345		7.604.345
Personal Administrativo	149	46	2	197	6.066.340		6.066.340
Personal Docente	363	318	2	683	33.565.225	2.264.252	35.829.477
Personal de Investigación	2	1		3	123.434		123.434
Obrero	110	163		273	9.429.273		9.429.273
Personal Fijo a Tiempo Parcial	**227**	**208**	**379**	**814**	**24.425.856**	**276.996**	**24.702.852**
Directivo	6	3		9	300.399	40.693	341.092
Profesional y Técnico	2	11		13	433.095		433.095
Personal Administrativo	2			2	45.609		45.609
Personal Docente	217	194	379	790	23.646.753	236.303	23.883.056
Personal Contratado	**762**	**605**		**1.367**	**33.265.640**		**33.265.640**
Directivo	3	8		11	427.491		427.491
Profesional y Técnico	37	37		74	3.528.216		3.528.216
Personal Administrativo	14	27		41	1.473.552		1.473.552
Personal Docente	704	512		1.216	27.629.676		27.629.676
Obrero	4	21		25	206.705		206.705
TOTAL	1.795	1.478	385	3.658	123.194.072	3.244.133	126.438.205

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**144**	**130**	**274**	**42.019.723**
Empleados	81	42	123	17.609.036
Docentes	49	57	106	19.048.229
Obreros	14	31	45	5.362.458
Pensionados	**72**	**22**	**94**	**11.310.597**
Empleados	48	9	57	6.462.540
Docentes	13	7	20	2.390.775
Obreros	11	6	17	2.457.282
TOTAL	**216**	**152**	**368**	**53.330.320**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	285.491.897
4.02	Materiales, suministros y mercancías	7.601.874
4.03	Servicios no personales	42.700.555
4.04	Activos reales	2.770.903
4.07	Transferencias y donaciones	63.636.925
4.11	Disminución de pasivos	37.320.983
	TOTAL	**439.523.137**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**439.523.137**
INGRESOS CORRIENTES ORDINARIOS	439.523.137
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
TRANSFERENCIAS CORRIENTES	439.423.137
Transferencias corrientes del sector público	439.423.137
Transferencias corrientes internas recibidas del sector público	439.423.137
De la República	439.423.137
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	439.423.137
- Recursos Ordinarios	439.423.137
1.2 GASTOS CORRIENTES	**399.431.251**
GASTOS DE CONSUMO	335.794.326
Remuneraciones	285.491.897
Sueldos, salarios y otras retribuciones	157.463.152
Beneficios y complementos de sueldos y salarios	69.506.966
Aportes patronales	23.073.696
Asistencia socioeconómica	35.448.083
Compra de bienes y servicios	47.000.542
Bienes de consumo	7.601.874
Servicios no personales	39.398.668
Impuestos indirectos	3.301.887
TRANSFERENCIAS Y DONACIONES CORRIENTES	63.636.925
Al sector privado	63.636.925
Transferencias corrientes al sector privado	58.230.349
Directas a personas	53.730.349
Pensiones y otros beneficios asociados	11.310.597
Jubilaciones y otros beneficios asociados	42.019.723
Otras transferencias directas a personas	400.029

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	4.500.000
Donaciones corrientes al sector privado	5.406.576
Donaciones a personas	5.406.576
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**40.091.886**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**40.091.886**
RECURSOS PROPIOS DE CAPITAL	40.091.886
Ahorro en cuenta corriente	40.091.886
2.2 GASTOS DE CAPITAL	**2.770.903**
INVERSIÓN REAL DIRECTA	2.770.903
Formación bruta de capital fijo	2.761.903
Maquinaria, equipos y otros bienes muebles	2.048.157
Construcciones de bienes de dominio privado	713.746
Bienes intangibles	9.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**37.320.983**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**37.320.983**
SUPERÁVIT FINANCIERO	37.320.983
3.2 APLICACIONES FINANCIERAS	**37.320.983**
DISMINUCIÓN DE PASIVOS	37.320.983
Disminución de otros pasivos	37.320.983
Disminución de otros pasivos a corto plazo	37.320.983

A0085

Universidad Nacional Experimental Rafael María Baralt (UNERMB)

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT (UNERMB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental "Rafael María Baralt" (Unermb), es una institución con presencia en la región zuliana y estados circunvecinos, que a través de la docencia, investigación y extensión logra la transformación y desarrollo de la sociedad venezolana; por medio de procesos académicos y administrativos, basados en los principios de equidad, inclusión, justicia, respeto, cooperación, participación, calidad, pertinencia y formación integral; representando de esta manera la Universidad Social de Venezuela, mediante la transformación de valores individuales y sociales apoyados en un sistema educativo de calidad que garantice la accesibilidad del conocimiento para todos y todas, orientados al desarrollo científico, cultural y humanístico integral, para preservar y desarrollar la sociedad venezolana, latinoamericana y del caribe a través de programas educativos que aprovechen y potencien el talento humano, garantizando la formación integral y liberadora de los hombres y mujeres, la generación del conocimiento pertinente, y la vinculación de la institución con la sociedad, según los lineamientos emanados de los organismos superiores.

Para el ejercicio Económico Financiero 2015, la Unermb estima lo siguiente:

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**502.346.488**
INGRESOS CORRIENTES ORDINARIOS	502.346.488
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.000.000
Venta de otros bienes y servicios	15.000.000
TRANSFERENCIAS CORRIENTES	487.346.488
Transferencias corrientes del sector público	487.346.488
Transferencias corrientes internas recibidas del sector público	487.346.488
De la República	487.346.488
TOTAL RECURSOS	**502.346.488**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**456.561.988**
GASTOS DE CONSUMO	371.497.182
Remuneraciones	285.262.945
Sueldos, salarios y otras retribuciones	112.090.476
Beneficios y complementos de sueldos y salarios	80.225.713
Aportes patronales	18.582.578
Asistencia socioeconómica	74.364.178
Compra de bienes y servicios	78.963.837
Bienes de consumo	13.198.846
Servicios no personales	65.764.991
Impuestos indirectos	7.270.400
GASTOS DE LA PROPIEDAD	400.000
Derechos sobre bienes intangibles	400.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	84.664.806
Al sector privado	84.664.806
Transferencias corrientes al sector privado	80.809.707
Directas a personas	78.185.961
Pensiones y otros beneficios asociados	5.794.232
Jubilaciones y otros beneficios asociados	56.191.729
Otras transferencias directas a personas	16.200.000
A instituciones sin fines de lucro	2.623.746
Donaciones corrientes al sector privado	3.855.099
Donaciones a personas	200.000
Donaciones a instituciones sin fines de lucro	3.655.099
GASTOS DE CAPITAL	**13.541.082**
INVERSIÓN REAL DIRECTA	13.541.082
Formación bruta de capital fijo	12.891.082
Maquinaria, equipos y otros bienes muebles	11.391.082
Construcciones de bienes de dominio privado	1.150.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio público	350.000
Bienes intangibles	650.000
APLICACIONES FINANCIERAS	**32.243.418**
DISMINUCIÓN DE PASIVOS	32.243.418
Disminución de cuentas y efectos por pagar	1.000.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000.000
Disminución cuentas por pagar a proveedores a corto plazo	1.000.000
Disminución de otros pasivos	31.243.418
Disminución de otros pasivos a mediano y largo plazo	31.243.418
TOTAL GASTOS	**502.346.488**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124105	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			5.490		4.489.014			4.489.014
124183	Formación de estudiantes en Carreras	matrícula			38.302		160.481.031			160.481.031
124194	Formación en Postgrado o Estudios Avanzados	matrícula			5.513	3.000.000	14.292.784			17.292.784
124388	Investigación, Innovación y Gestión del Conocimiento	investigación			68		5.735.931			5.735.931
124404	Sistema de recursos para la formación e intercambio académico	usuario	3.102	2.068	5.170		13.733.904			13.733.904
124487	Sistema de Apoyo al Desarrollo Estudiantil.	estudiante	4374	6131	10.505	6.000.000	82.547.293			88.547.293
124579	Intercambio y gestión del conocimiento con la sociedad	persona	16567	14114	30.681		10.539.712			10.539.712
124587	Desarrollo y Mantenimiento de Infraestructura	metro cuadrado			436		43.524.617			43.524.617
124656	Territorialización y municipalización de la educación universitaria	plan			10		255.183			255.183
					TOTAL	9.000.000	335.599.469			344.599.469

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		40.569.676			40.569.676
02	Gestión administrativa	6.000.000	49.191.382			55.191.382
03	Previsión y protección social		61.985.961			61.985.961
	TOTAL	**6.000.000**	**151.747.019**			**157.747.019**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**719**	**594**		**1.313**	**71.088.459**	**4.060.769**	**75.149.228**
Alto Nivel y de Dirección	1			1	110.142		110.142
Directivo	4	7		11	793.125	86.403	879.528
Profesional y Técnico	381	233		614	30.558.213	1.679.600	32.237.813
Personal Administrativo	75	60		135	4.638.195	336.150	4.974.345
Personal Docente	157	104		261	23.372.484	1.483.127	24.855.611
Personal de Investigación	18	12		30	2.769.534	475.489	3.245.023
Obrero	83	178		261	8.846.766		8.846.766
Personal Fijo a Tiempo Parcial	**4**	**8**		**12**	**372.393**		**372.393**
Personal Docente	3	8		11	346.887		346.887
Personal de Investigación	1			1	25.506		25.506
Personal Contratado	**519**	**376**		**895**	**33.055.767**		**33.055.767**
Directivo		1		1	47.295		47.295
Personal Docente	519	375		894	33.008.472		33.008.472
TOTAL	**1.242**	**978**		**2.220**	**104.516.619**	**4.060.769**	**108.577.388**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**255**	**166**	**421**	**56.191.729**
Empleados	110	33	143	15.318.156
Docentes	145	115	260	38.874.007
Obreros		18	18	1.999.566
Pensionados	**7**	**18**	**25**	**5.794.232**
Empleados		2	2	362.433
Docentes	7	16	23	5.431.799
TOTAL	**262**	**184**	**446**	**61.985.961**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	285.262.945
4.02	Materiales, suministros y mercancías	13.198.846
4.03	Servicios no personales	73.435.391
4.04	Activos reales	13.541.082
4.07	Transferencias y donaciones	84.664.806
4.11	Disminución de pasivos	32.243.418
	TOTAL	**502.346.488**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**502.346.488**
INGRESOS CORRIENTES ORDINARIOS	502.346.488
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.000.000
Venta de otros bienes y servicios	15.000.000
TRANSFERENCIAS CORRIENTES	487.346.488
Transferencias corrientes del sector público	487.346.488
Transferencias corrientes internas recibidas del sector público	487.346.488
De la República	487.346.488
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	487.346.488
Recursos Ordinarios	487.346.488
1.2 GASTOS CORRIENTES	**456.561.988**
GASTOS DE CONSUMO	371.497.182
Remuneraciones	285.262.945
Sueldos, salarios y otras retribuciones	112.090.476
Beneficios y complementos de sueldos y salarios	80.225.713
Aportes patronales	18.582.578
Asistencia socioeconómica	74.364.178
Compra de bienes y servicios	78.963.837
Bienes de consumo	13.198.846
Servicios no personales	65.764.991
Impuestos indirectos	7.270.400
GASTOS DE LA PROPIEDAD	400.000
Derechos sobre bienes intangibles	400.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	84.664.806
Al sector privado	84.664.806
Transferencias corrientes al sector privado	80.809.707
Directas a personas	78.185.961
Pensiones y otros beneficios asociados	5.794.232

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	56.191.729
Otras transferencias directas a personas	16.200.000
A instituciones sin fines de lucro	2.623.746
Donaciones corrientes al sector privado	3.855.099
Donaciones a personas	200.000
Donaciones a instituciones sin fines de lucro	3.655.099
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**45.784.500**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**45.784.500**
RECURSOS PROPIOS DE CAPITAL	45.784.500
Ahorro en cuenta corriente	45.784.500
2.2 GASTOS DE CAPITAL	**13.541.082**
INVERSIÓN REAL DIRECTA	13.541.082
Formación bruta de capital fijo	12.891.082
Maquinaria, equipos y otros bienes muebles	11.391.082
Construcciones de bienes de dominio privado	1.150.000
Construcciones de bienes de dominio público	350.000
Bienes intangibles	650.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**32.243.418**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**32.243.418**
SUPERÁVIT FINANCIERO	32.243.418
3.2 APLICACIONES FINANCIERAS	**32.243.418**
DISMINUCIÓN DE PASIVOS	32.243.418
Disminución de cuentas y efectos por pagar	1.000.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000.000
Disminución cuentas por pagar a proveedores a corto plazo	1.000.000
Disminución de otros pasivos	31.243.418
Disminución de otros pasivos a mediano y largo plazo	31.243.418

A0086

Universidad Nacional Experimental Simón Bolívar (USB)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN BOLÍVAR (USB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental Simón Bolívar (USB) es una comunidad académica, innovadora, participativa, productiva y plural, en permanente aprendizaje y desarrollo, comprometida con la excelencia, cuya misión fundamental es contribuir significativamente con:

- La formación sustentada en valores éticos de ciudadanos libres, líderes emprendedores, de alta calidad profesional y humana, orientados hacia la creatividad, la innovación, la producción, la sensibilidad y la solidaridad social.
- La búsqueda y transmisión universal del saber, la generación, difusión y aplicación del conocimiento, dentro de un foro libre, abierto y crítico.
- La transferencia directa de su labor investigativa, académica, creativa y productiva, a manera de soluciones, respuestas a las necesidades y demandas de la sociedad a cuyo servicio se encuentra, en pos de un mundo mejor.

La USB, entiende esta misión como su particular manera de participar activamente en el logro de una sociedad más justa, y de promover el desarrollo armónico y sustentable de sus dimensiones sociales, políticas, culturales y económicas.

Para este año la USB estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.
- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.
- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.
- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.
- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.
- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**921.423.700**
INGRESOS CORRIENTES ORDINARIOS	921.423.700
INGRESOS DE OPERACIÓN	6.509.358
Otros ingresos de operación	6.509.358
INGRESOS DE LA PROPIEDAD	5.610.659
Intereses	5.610.659
Intereses internos	5.610.659
Intereses por depósitos	5.610.659
TRANSFERENCIAS CORRIENTES	894.615.646
Transferencias corrientes del sector público	894.615.646
Transferencias corrientes internas recibidas del sector público	894.615.646
De la República	894.615.646
OTROS INGRESOS	14.688.037
Otros ingresos ajenos a la operación	2.030.800
Otros ingresos ordinarios	12.657.237
INGRESOS DE CAPITAL	**607.039**
RECURSOS PROPIOS DE CAPITAL	607.039
Incremento de la depreciación y amortización acumuladas	607.039
TOTAL RECURSOS	**922.030.739**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**922.019.039**
GASTOS DE CONSUMO	617.350.714
Remuneraciones	442.625.305
Sueldos, salarios y otras retribuciones	188.401.581
Beneficios y complementos de sueldos y salarios	104.731.769
Aportes patronales	35.549.850
Prestaciones sociales y otras indemnizaciones	19.018.505
Asistencia socioeconómica	94.923.600
Compra de bienes y servicios	173.860.016
Bienes de consumo	13.238.528
Servicios no personales	160.621.488
Impuestos indirectos	258.354
Depreciación y amortización	607.039
TRANSFERENCIAS Y DONACIONES CORRIENTES	304.668.325
Al sector privado	300.369.512
Transferencias corrientes al sector privado	299.939.946
Directas a personas	297.988.554
Pensiones y otros beneficios asociados	30.587.737
Jubilaciones y otros beneficios asociados	240.856.529
Otras transferencias directas a personas	26.544.288
A instituciones sin fines de lucro	825.372
Otras transferencias corrientes internas al sector privado	1.126.020
Donaciones corrientes al sector privado	429.566
Donaciones a personas	395.870
Donaciones a instituciones sin fines de lucro	33.696
Al sector público	543.245
Transferencias corrientes al sector público	543.245
A los entes descentralizados sin fines empresariales para sus gastos	543.245

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Al sector externo	3.755.568
Transferencias corrientes al exterior	3.755.568
Becas de capacitación e investigación en el exterior	3.573.504
A instituciones sin fines de lucro	3.372
A organismos internacionales	178.692
GASTOS DE CAPITAL	**11.700**
INVERSIÓN REAL DIRECTA	11.700
Formación bruta de capital fijo	11.700
Maquinaria, equipos y otros bienes muebles	11.700
TOTAL GASTOS	**922.030.739**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2015
124081	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	4.782	5.908	10.690		158.233.618			158.233.618
124125	Sistema de Recursos para la Formación e Intercambio Académico	usuario	568.995	641.632	1.210.627		61.299.556			61.299.556
124149	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			579.391		31.158.874			31.158.874
124150	Formación de Estudiantes en Carreras	matrícula			10.690		152.665.394			152.665.394
124285	Formación de Postgrado o Estudios Avanzados	matrícula			1.376		2.611.960			2.611.960
124421	Investigación, Innovación y Gestión del Conocimiento	proyecto de investigación			10		6.631.358			6.631.358
124439	Intercambio y Gestión del Conocimiento con la Sociedad	persona	7.743	9.316	17.059		11.454.854			11.454.854
					TOTAL		424.055.614			424.055.614

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	27.415.093	154.171.817			181.586.910
02	Gestión administrativa		44.718.949			44.718.949
03	Previsión y protección social		271.669.266			271.669.266
	TOTAL	**27.415.093**	**470.560.032**			**497.975.125**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.044**	**1.221**	**238**	**2.503**	**144.200.280**	**5.608.239**	**149.808.519**
Directivo	110	91		201	977.620	339.280	1.316.900
Profesional y Técnico	389	236	66	691	39.966.313	1.067.212	41.033.525
Personal Administrativo	156	131	28	315	14.503.587	445.132	14.948.719
Personal Docente	301	450	123	874	73.048.940	3.756.615	76.805.555
Obrero	88	313	21	422	15.703.820		15.703.820
Personal Contratado	**473**			**473**	**22.079.862**		**22.079.862**
Profesional y Técnico	63			63	2.678.373		2.678.373
Personal Administrativo	20			20	763.739		763.739
Personal Docente	357			357	17.342.450		17.342.450
Obrero	33			33	1.295.300		1.295.300
TOTAL	**1.517**	**1.221**	**238**	**2.976**	**166.280.142**	**5.608.239**	**171.888.381**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**695**	**930**	**1.625**	**240.856.529**
Alto Nivel y de Dirección		6	6	1.259.010
Empleados	511	358	869	126.706.441
Docentes	171	393	564	98.580.408
Obreros	13	173	186	14.310.670
Pensionados	**232**	**62**	**294**	**30.587.737**
Empleados	125	29	154	16.057.552
Docentes	74	13	87	10.304.117
Obreros	33	20	53	4.226.068
TOTAL	**927**	**992**	**1.919**	**271.444.266**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	442.625.305
4.02	Materiales, suministros y mercancías	13.238.528
4.03	Servicios no personales	160.879.842
4.04	Activos reales	11.700
4.07	Transferencias y donaciones	304.668.325
4.08	Otros gastos	607.039
	TOTAL	**922.030.739**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**921.423.700**
INGRESOS CORRIENTES ORDINARIOS	921.423.700
INGRESOS DE OPERACIÓN	6.509.358
Otros ingresos de operación	6.509.358
INGRESOS DE LA PROPIEDAD	5.610.659
Intereses	5.610.659
Intereses internos	5.610.659
Intereses por depósitos	5.610.659
TRANSFERENCIAS CORRIENTES	894.615.646
Transferencias corrientes del sector público	894.615.646
Transferencias corrientes internas recibidas del sector público	894.615.646
De la República	894.615.646
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	894.615.646
Recursos Ordinarios	894.615.646
OTROS INGRESOS	14.688.037
Otros ingresos ajenos a la operación	2.030.800
Otros ingresos ordinarios	12.657.237
1.2 GASTOS CORRIENTES	**922.019.039**
GASTOS DE CONSUMO	617.350.714
Remuneraciones	442.625.305
Sueldos, salarios y otras retribuciones	188.401.581
Beneficios y complementos de sueldos y salarios	104.731.769
Aportes patronales	35.549.850
Prestaciones sociales y otras indemnizaciones	19.018.505
Asistencia socioeconómica	94.923.600

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Compra de bienes y servicios	173.860.016
Bienes de consumo	13.238.528
Servicios no personales	160.621.488
Impuestos indirectos	258.354
Depreciación y amortización	607.039
TRANSFERENCIAS Y DONACIONES CORRIENTES	304.668.325
Al sector privado	300.369.512
Transferencias corrientes al sector privado	299.939.946
Directas a personas	297.988.554
Pensiones y otros beneficios asociados	30.587.737
Jubilaciones y otros beneficios asociados	240.856.529
Otras transferencias directas a personas	26.544.288
A instituciones sin fines de lucro	825.372
Otras transferencias corrientes internas al sector privado	1.126.020
Donaciones corrientes al sector privado	429.566
Donaciones a personas	395.870
Donaciones a instituciones sin fines de lucro	33.696
Al sector público	543.245
Transferencias corrientes al sector público	543.245
A los entes descentralizados sin fines empresariales para sus gastos	543.245
Al sector externo	3.755.568
Transferencias corrientes al exterior	3.755.568
Becas de capacitación e investigación en el exterior	3.573.504
A instituciones sin fines de lucro	3.372
A organismos internacionales	178.692
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(595.339)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**11.700**
RECURSOS PROPIOS DE CAPITAL	11.700
Desahorro en cuenta corriente	(595.339)
Incremento de la depreciación y amortización acumuladas	607.039
2.2 GASTOS DE CAPITAL	**11.700**
INVERSIÓN REAL DIRECTA	11.700
Formación bruta de capital fijo	11.700
Maquinaria, equipos y otros bienes muebles	11.700
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0087

Universidad Nacional Abierta (UNA)

UNIVERSIDAD NACIONAL ABIERTA (UNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Los Proyectos que desarrollará la Universidad Nacional Abierta (UNA), están basados en la razón de ser de nuestra casa de estudios, sus estudiantes, impulsando su inclusión y prosecución estudiantil a través de estrategias y políticas internas dispuestas y enmarcadas en la flexibilización y calidad del servicio educativo.

En este sentido, los proyectos de formación de pregrado en carrera corta y carrera larga, están dirigidos y fundamentados en el desarrollo de la enseñanza y aprendizaje bajo la modalidad a distancia, orientado a la formación de recursos humanos altamente calificados en las áreas de Educación, Ingeniería, Administración, Contaduría y Matemática.

En cuanto a la formación de pregrado en carreras cortas, la UNA enfatizará en el desarrollo de la enseñanza y el aprendizaje bajo la modalidad a distancia, orientadas a la formación de recursos humanos altamente calificados en las áreas de Educación Integral e Ingeniería, así como en Administración y Contaduría, con capacidad de integrarse al mercado laboral en un corto plazo

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**438.905.668**
INGRESOS CORRIENTES ORDINARIOS	438.905.668
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.500.000
Venta de otros bienes y servicios	12.500.000
TRANSFERENCIAS CORRIENTES	426.405.668
Transferencias corrientes del sector público	426.405.668
Transferencias corrientes internas recibidas del sector público	426.405.668
De la República	426.405.668
INGRESOS DE CAPITAL	**1.500.000**
RECURSOS PROPIOS DE CAPITAL	1.500.000
Incremento de la depreciación y amortización acumuladas	1.500.000
TOTAL RECURSOS	**440.405.668**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**393.118.696**
GASTOS DE CONSUMO	305.085.162
Remuneraciones	213.846.377
Sueldos, salarios y otras retribuciones	61.531.984
Beneficios y complementos de sueldos y salarios	79.763.969
Aportes patronales	12.840.645
Prestaciones sociales y otras indemnizaciones	27.591.903
Asistencia socioeconómica	31.367.876
Otros gastos de personal	750.000
Compra de bienes y servicios	85.941.208
Bienes de consumo	31.307.296
Servicios no personales	54.633.912
Impuestos indirectos	3.797.577
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	88.033.534
Al sector privado	84.835.491
Transferencias corrientes al sector privado	84.835.491
Directas a personas	80.626.512
Pensiones y otros beneficios asociados	3.739.935
Jubilaciones y otros beneficios asociados	55.749.177
Otras transferencias directas a personas	21.137.400
A instituciones sin fines de lucro	2.708.979
Otras transferencias corrientes internas al sector privado	1.500.000
Al sector público	3.198.043
Transferencias corrientes al sector público	3.198.043
A instituciones de protección social	3.198.043
GASTOS DE CAPITAL	**12.997.991**
INVERSIÓN REAL DIRECTA	12.997.991
Formación bruta de capital fijo	12.952.441
Maquinaria, equipos y otros bienes muebles	5.336.625

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio privado	7.615.816
Bienes intangibles	45.550
APLICACIONES FINANCIERAS	**34.288.981**
DISMINUCIÓN DE PASIVOS	34.283.981
Disminución de otros pasivos	34.283.981
Disminución de otros pasivos a corto plazo	34.283.981
TOTAL GASTOS	**440.405.668**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124140	Sistema de apoyo al desarrollo estudiantil	estudiante	1.393	1.393	2.786	12.500.000	31.545.080			44.045.080
124170	Formación de estudiantes en carreras	matrícula			37.183		87.153.779			87.153.779
124500	Territorialización y municipalización de la educación universitaria	plan			20		313.720			313.720
124530	Intercambio y gestión del conocimiento con la sociedad	persona	250	250	500		8.861.005			8.861.005
124536	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			73.680		49.334.445			49.334.445
124608	Investigación, innovación y gestión del conocimiento	proyecto de investigación			36		998.117			998.117
124638	Sistema de recursos para la formación e intercambio académico	usuario	2.144.433	1.591.367	3.735.800		14.159.167			14.159.167
126541	Formación en postgrado o estudios avanzados	matrícula			1.720		4.898.936			4.898.936
					TOTAL	**12.500.000**	**197.264.249**			**209.764.249**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		108.907.123			108.907.123
02	Gestión administrativa	1.500.000	60.745.184			62.245.184
03	Previsión y protección social		59.489.112			59.489.112
	TOTAL	**1.500.000**	**229.141.419**			**230.641.419**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**988**	**550**	**244**	**1.782**	**46.433.293**	**1.456.973**	**47.890.266**
Alto Nivel y de Dirección		1		1	61.190		61.190
Directivo	28	11	19	58	2.374.318		2.374.318
Profesional y Técnico	429	203	93	725	18.507.411		18.507.411
Personal Administrativo	231	47	41	319	5.979.106		5.979.106
Personal Docente	255	140	54	449	15.450.270	1.456.973	16.907.243
Obrero	45	148	37	230	4.060.998		4.060.998
Personal Fijo a Tiempo Parcial	**56**	**30**	**19**	**105**	**1.425.019**		**1.425.019**
Personal Docente	56	30	19	105	1.425.019		1.425.019
Personal Contratado	**306**	**217**		**523**	**11.546.699**		**11.546.699**
Profesional y Técnico	1	5		6	139.767		139.767
Personal Docente	305	212		517	11.406.932		11.406.932
TOTAL	**1.350**	**797**	**263**	**2.410**	**59.405.011**	**1.456.973**	**60.861.984**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**827**	**452**	**1.279**	**55.749.177**
Empleados	496	183	679	30.736.267
Docentes	300	183	483	21.045.155
Obreros	31	86	117	3.967.755
Pensionados	**95**	**86**	**181**	**3.739.935**
Empleados	48	30	78	1.837.526
Docentes	35	41	76	1.373.928
Obreros	12	15	27	528.481
TOTAL	**922**	**538**	**1.460**	**59.489.112**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	213.846.377
4.02	Materiales, suministros y mercancías	31.307.296
4.03	Servicios no personales	58.431.489
4.04	Activos reales	12.997.991
4.07	Transferencias y donaciones	88.033.534
4.08	Otros gastos	1.500.000
4.11	Disminución de pasivos	34.288.981
	TOTAL	**440.405.668**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**438.905.668**
INGRESOS CORRIENTES ORDINARIOS	438.905.668
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.500.000
Venta de otros bienes y servicios	12.500.000
TRANSFERENCIAS CORRIENTES	426.405.668
Transferencias corrientes del sector público	426.405.668
Transferencias corrientes internas recibidas del sector público	426.405.668
De la República	426.405.668
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	426.405.668
- Recursos Ordinarios	426.405.668
1.2 GASTOS CORRIENTES	**393.118.696**
GASTOS DE CONSUMO	305.085.162
Remuneraciones	213.846.377
Sueldos, salarios y otras retribuciones	61.531.984
Beneficios y complementos de sueldos y salarios	79.763.969
Aportes patronales	12.840.645
Prestaciones sociales y otras indemnizaciones	27.591.903
Asistencia socioeconómica	31.367.876
Otros gastos de personal	750.000
Compra de bienes y servicios	85.941.208
Bienes de consumo	31.307.296
Servicios no personales	54.633.912
Impuestos indirectos	3.797.577
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	88.033.534
Al sector privado	84.835.491
Transferencias corrientes al sector privado	84.835.491
Directas a personas	80.626.512

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	3.739.935
Jubilaciones y otros beneficios asociados	55.749.177
Otras transferencias directas a personas	21.137.400
A instituciones sin fines de lucro	2.708.979
Otras transferencias corrientes internas al sector privado	1.500.000
Al sector público	3.198.043
Transferencias corrientes al sector público	3.198.043
A instituciones de protección social	3.198.043
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**45.786.972**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**47.286.972**
RECURSOS PROPIOS DE CAPITAL	47.286.972
Ahorro en cuenta corriente	45.786.972
Incremento de la depreciación y amortización acumuladas	1.500.000
2.2 GASTOS DE CAPITAL	**12.997.991**
INVERSIÓN REAL DIRECTA	12.997.991
Formación bruta de capital fijo	12.952.441
Maquinaria, equipos y otros bienes muebles	5.336.625
Construcciones de bienes de dominio privado	7.615.816
Bienes intangibles	45.550
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**34.288.981**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**34.288.981**
SUPERÁVIT FINANCIERO	34.288.981
3.2 APLICACIONES FINANCIERAS	**34.288.981**
DISMINUCIÓN DE PASIVOS	34.288.981
Disminución de otros pasivos	34.288.981
Disminución de otros pasivos a corto plazo	34.288.981

A0088

Universidad Nacional Experimental de Guayana (UNEG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE GUAYANA (UNEG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental de Guayana (UNEG) es una universidad, dedicada a formar ciudadanos intelectuales y líderes para la transformación socio-cultural, tecno-científica y económica, que aseguren la sustentabilidad del ambiente y la diversidad biológica y cultural de la región Guayana para las generaciones futuras, constituyéndose en un espacio de construcción colectiva de conocimientos y compartir de saberes; fomentando el arraigo cultural en el marco de la diversidad, fundamentada en los valores de la ética, la solidaridad, la paz, la libertad académica, la auto-reflexión crítica y comprometida con la preservación y defensa de los valores que hacen posible la convivencia ciudadana y el respeto a los derechos humanos como patrimonio fundamental de la sociedad.

Visión de la Universidad Nacional Experimental de Guayana.

Se vislumbra una sociedad del conocimiento caracterizado por ser humanístico, científico y tecnológico, multidisciplinario, transdisciplinario; orientado a la transformación de la realidad, compartido y contextualizado a partir de la construcción colectiva del conocimiento y el compartir de saberes. En este sentido, la universidad debe prefigurar esa sociedad en activa interacción con su contexto regional, nacional e internacional.

Es por ello, que el conocimiento se reconoce presente en todos los sectores sociales, de ahí que la UNEG valorará los saberes indígenas, campesinos y urbanos, en todas las edades y géneros. La universidad compartirá en variados contextos, tanto locales como regionales, así como nacionales e internacionales; igualmente, vinculándose con otras instituciones afines y con los sectores productivos, culturales y gubernamentales de la sociedad enfatizando la función social en su quehacer académico.

La UNEG, liderizará a las instituciones y procesos orientados a la formación de los profesionales necesarios para el desarrollo de la Región Guayana en el marco de la sustentabilidad.

Para este año la UNEG estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la institución.

Presupuestariamente la UNEG, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**430.825.377**
INGRESOS CORRIENTES ORDINARIOS	430.825.377
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.400.000
Venta de otros bienes y servicios	2.400.000
TRANSFERENCIAS CORRIENTES	428.425.377
Transferencias corrientes del sector público	428.425.377
Transferencias corrientes internas recibidas del sector público	428.425.377
De la República	428.425.377
INGRESOS DE CAPITAL	**2.928.233**
RECURSOS PROPIOS DE CAPITAL	2.928.233
Incremento de la depreciación y amortización acumuladas	2.928.233
TOTAL RECURSOS	**433.753.610**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**429.697.818**
GASTOS DE CONSUMO	346.874.102
Remuneraciones	188.802.476
Sueldos, salarios y otras retribuciones	84.371.256
Beneficios y complementos de sueldos y salarios	38.043.134
Aportes patronales	11.413.200
Prestaciones sociales y otras indemnizaciones	6.408.778
Asistencia socioeconómica	48.566.108
Compra de bienes y servicios	147.308.200
Bienes de consumo	10.988.416
Servicios no personales	136.319.784
Impuestos indirectos	7.835.193
Depreciación y amortización	2.928.233
TRANSFERENCIAS Y DONACIONES CORRIENTES	82.823.716
Al sector privado	79.608.526
Transferencias corrientes al sector privado	79.608.526
Directas a personas	79.608.526
Pensiones y otros beneficios asociados	4.733.436
Jubilaciones y otros beneficios asociados	55.365.196
Otras transferencias directas a personas	19.509.894
Al sector público	3.215.190
Transferencias corrientes al sector público	3.215.190
A los entes descentralizados sin fines empresariales para sus gastos	3.215.190
GASTOS DE CAPITAL	**1.197.625**
INVERSIÓN REAL DIRECTA	1.197.625
Formación bruta de capital fijo	1.197.625
Maquinaria, equipos y otros bienes muebles	1.077.725
Construcciones de bienes de dominio privado	119.900

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**2.858.167**
DISMINUCIÓN DE PASIVOS	2.858.167
Disminución de otros pasivos	2.858.167
Disminución de otros pasivos a corto plazo	2.858.167
TOTAL GASTOS	**433.753.610**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124018	Formación de Estudiantes en Carreras.	matrícula			18.870		106.688.878			106.688.878
124097	Formación en Postgrado o Estudios Avanzados.	matrícula			831		7.821.228			7.821.228
124232	Investigación, Innovación y Gestión del Conocimiento.	proyecto de investigación			33		4.909.755			4.909.755
124305	Sistema de Recursos para la Formación e Intercambio Académico.	usuario	52.950	35.300	88.250		18.758.622			18.758.622
124411	Sistemas de Apoyo al Desarrollo Estudiantil.	estudiante	12.333	12.132	24.465		106.004.043			106.004.043
124615	Intercambio y Gestión del Conocimiento con la Sociedad.	persona	400	200	600		6.934.312			6.934.312
124669	Desarrollo y Mantenimiento de la Infraestructura.	metro cuadrado			32.535		1.354.147			1.354.147
124702	Territorialización y Municipalización de la Educación Universitaria.	plan			1		12.430			12.430
					TOTAL		252.483.415			252.483.415

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.400.000	42.925.077			45.325.077
02	Gestión administrativa	2.928.233	72.918.253			75.846.486
03	Previsión y protección social		60.098.632			60.098.632
	TOTAL	**5.328.233**	**175.941.962**			**181.270.195**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**462**	**396**	**71**	**929**	**71.924.856**		**71.924.856**
Alto Nivel y de Dirección	1			1	146.856		146.856
Directivo		2		2	162.540		162.540
Profesional y Técnico	155	101	25	281	17.977.872		17.977.872
Personal Administrativo	78	18	15	111	5.274.540		5.274.540
Personal Docente	227	181	5	413	42.583.164		42.583.164
Obrero	1	94	26	121	5.779.884		5.779.884
Personal Fijo a Tiempo Parcial	**1**	**8**		**9**	**330.768**		**330.768**
Personal Docente	1	8		9	330.768		330.768
Personal Contratado	**32**	**179**		**211**	**10.819.632**		**10.819.632**
Personal Docente	32	179		211	10.819.632		10.819.632
TOTAL	**495**	**583**	**71**	**1.149**	**83.075.256**		**83.075.256**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**195**	**130**	**325**	**55.365.196**
Alto Nivel y de Dirección	1	3	4	981.132
Empleados	130	31	161	25.347.544
Docentes	64	76	140	25.691.656
Obreros		20	20	3.344.864
Pensionados	**18**	**22**	**40**	**4.733.436**
Empleados	16	8	24	2.850.216
Docentes	2	7	9	1.176.948
Obreros		7	7	706.272
TOTAL	**213**	**152**	**365**	**60.098.632**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	188.802.476
4.02	Materiales, suministros y mercancías	10.988.416
4.03	Servicios no personales	144.154.977
4.04	Activos reales	1.197.625
4.07	Transferencias y donaciones	82.823.716
4.08	Otros gastos	2.928.233
4.11	Disminución de pasivos	2.858.167
	TOTAL	**433.753.610**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**430.825.377**
INGRESOS CORRIENTES ORDINARIOS	430.825.377
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.400.000
Venta de otros bienes y servicios	2.400.000
TRANSFERENCIAS CORRIENTES	428.425.377
Transferencias corrientes del sector público	428.425.377
Transferencias corrientes internas recibidas del sector público	428.425.377
De la República	428.425.377
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	428.425.377
- Recursos Ordinarios	428.425.377
1.2 GASTOS CORRIENTES	**429.697.818**
GASTOS DE CONSUMO	346.874.102
Remuneraciones	188.802.476
Sueldos, salarios y otras retribuciones	84.371.256
Beneficios y complementos de sueldos y salarios	38.043.134
Aportes patronales	11.413.200
Prestaciones sociales y otras indemnizaciones	6.408.778
Asistencia socioeconómica	48.566.108
Compra de bienes y servicios	147.308.200
Bienes de consumo	10.988.416
Servicios no personales	136.319.784
Impuestos indirectos	7.835.193
Depreciación y amortización	2.928.233
TRANSFERENCIAS Y DONACIONES CORRIENTES	82.823.716
Al sector privado	79.608.526
Transferencias corrientes al sector privado	79.608.526
Directas a personas	79.608.526
Pensiones y otros beneficios asociados	4.733.436
Jubilaciones y otros beneficios asociados	55.365.196

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias directas a personas	19.509.894
Al sector público	3.215.190
Transferencias corrientes al sector público	3.215.190
A los entes descentralizados sin fines empresariales para sus gastos	3.215.190
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.127.559**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.055.792**
RECURSOS PROPIOS DE CAPITAL	4.055.792
Ahorro en cuenta corriente	1.127.559
Incremento de la depreciación y amortización acumuladas	2.928.233
2.2 GASTOS DE CAPITAL	**1.197.625**
INVERSIÓN REAL DIRECTA	1.197.625
Formación bruta de capital fijo	1.197.625
Maquinaria, equipos y otros bienes muebles	1.077.725
Construcciones de bienes de dominio privado	119.900
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.858.167**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.858.167**
SUPERÁVIT FINANCIERO	2.858.167
3.2 APLICACIONES FINANCIERAS	**2.858.167**
DISMINUCIÓN DE PASIVOS	2.858.167
Disminución de otros pasivos	2.858.167
Disminución de otros pasivos a corto plazo	2.858.167

A0089

Universidad Centroccidental Lisandro Alvarado (UCLA)

UNIVERSIDAD CENTROCCIDENTAL LISANDRO ALVARADO (UCLA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Centroccidental Lisandro Alvarado (UCLA), está caracterizada por ser participativa, autónoma, democrática, comprometida en la búsqueda del conocimiento y el desarrollo social, fomentando permanentemente el aprendizaje, la producción y difusión del conocimiento; vinculada al principio de cooperación interinstitucional, nacional e internacional, caracterizada por la actualización del recurso humano, su tecnología, el transparente manejo de los recursos financieros y su responsabilidad social.

Esto se alcanza con la optimización de la calidad de las funciones de docencia, investigación, extensión y gestión, a fin de hacer de la práctica académica una estrategia para el cambio y el mejoramiento continuo que responda a las expectativas de desarrollo de la Institución, de la región y del país.

Para ello la UCLA estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

Presupuestariamente la UCLA, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.086.931.021**
INGRESOS CORRIENTES ORDINARIOS	1.086.931.021
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	35.811.430
Venta de otros bienes y servicios	35.811.430
TRANSFERENCIAS CORRIENTES	1.051.119.591
Transferencias corrientes del sector público	1.051.119.591
Transferencias corrientes internas recibidas del sector público	1.051.119.591
De la República	1.051.119.591
TOTAL RECURSOS	**1.086.931.021**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.054.184.976**
GASTOS DE CONSUMO	799.167.350
Remuneraciones	524.854.704
Sueldos, salarios y otras retribuciones	199.798.356
Beneficios y complementos de sueldos y salarios	132.958.257
Aportes patronales	19.041.504
Prestaciones sociales y otras indemnizaciones	39.532.067
Asistencia socioeconómica	123.638.864
Otros gastos de personal	9.885.656
Compra de bienes y servicios	263.203.277
Bienes de consumo	32.088.277
Servicios no personales	231.115.000
Impuestos indirectos	11.109.369
TRANSFERENCIAS Y DONACIONES CORRIENTES	255.017.626
Al sector privado	247.023.739
Transferencias corrientes al sector privado	247.023.739
Directas a personas	237.955.150
Pensiones y otros beneficios asociados	21.310.256
Jubilaciones y otros beneficios asociados	175.331.384
Otras transferencias directas a personas	41.313.510
A instituciones sin fines de lucro	107.632
Otras transferencias corrientes internas al sector privado	8.960.957
Al sector público	7.883.397
Transferencias corrientes al sector público	7.883.397
A los entes descentralizados sin fines empresariales para sus gastos	7.883.397
Al sector externo	110.490
Donaciones corrientes al exterior	110.490
A personas	110.490

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**32.746.045**
INVERSIÓN REAL DIRECTA	32.746.045
Formación bruta de capital fijo	32.746.045
Maquinaria, equipos y otros bienes muebles	32.344.808
Construcciones de bienes de dominio privado	401.237
TOTAL GASTOS	**1.086.931.021**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124043	Formación en Postgrado o Estudios Avanzados	matrícula			2.339	7.803.609	5.313.436			13.117.045
124050	Investigación, innovación y gestión del conocimiento	investigación			183		16.321.274			16.321.274
124094	Territorialización y Municipalización de la educación universitaria	proyecto de investigación			3		10.000			10.000
124115	Intercambio y Gestión del Conocimiento con la Sociedad	persona	212.000	212.602	424.602	28.007.821	6.438.612			34.446.433
124139	Sistema de Recursos Para la Formación e Intercambio Académico	usuario	37.551.704	25.034.469	62.586.173		21.081.565			21.081.565
124291	Formación de estudiantes en carreras	matrícula			28.057		264.008.992			264.008.992
124292	Desarrollo y Mantenimiento de la Infraestructura Fisica	metro cuadrado			67.000		31.561.284			31.561.284
124400	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	10.000	6.834	16.834		208.275.814			208.275.814
					TOTAL	**35.811.430**	**553.010.977**			**588.822.407**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		197.982.442			197.982.442
02	Gestión administrativa		103.484.532			103.484.532
03	Previsión y protección social		196.641.640			196.641.640
	TOTAL		**498.108.614**			**498.108.614**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.396**	**1.570**		**2.966**	**135.146.768**	**4.872.488**	**140.019.256**
Alto Nivel y de Dirección		1		1	92.295		92.295
Profesional y Técnico	356	205		561	24.313.752		24.313.752
Personal Administrativo	311	254		565	18.791.144		18.791.144
Personal Docente	550	533		1.083	69.665.257	4.872.488	74.537.745
Obrero	179	577		756	22.284.320		22.284.320
Personal Fijo a Tiempo Parcial	**228**	**235**		**463**	**10.798.784**		**10.798.784**
Profesional y Técnico	10	20		30	1.374.948		1.374.948
Personal Administrativo	4	10		14	557.206		557.206
Personal Docente	214	205		419	8.866.630		8.866.630
Personal Contratado	**234**	**236**		**470**	**23.281.986**		**23.281.986**
Profesional y Técnico	3	2		5	345.385		345.385
Personal Administrativo	4	7		11	646.005		646.005
Personal Docente	226	224		450	21.695.302		21.695.302
Obrero	1	3		4	595.294		595.294
TOTAL	**1.858**	**2.041**		**3.899**	**169.227.538**	**4.872.488**	**174.100.026**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**779**	**1.361**	**2.140**	**175.331.384**
Empleados	432	330	762	46.338.584
Docentes	252	736	988	110.371.951
Obreros	95	295	390	18.620.849
Pensionados	**182**	**122**	**304**	**21.310.256**
Empleados	94	47	141	8.689.870
Docentes	57	35	92	9.212.735
Obreros	31	40	71	3.407.651
TOTAL	**961**	**1.483**	**2.444**	**196.641.640**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	524.854.704
4.02	Materiales, suministros y mercancías	32.088.277
4.03	Servicios no personales	242.224.369
4.04	Activos reales	32.746.045
4.07	Transferencias y donaciones	255.017.626
	TOTAL	**1.086.931.021**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.086.931.021**
INGRESOS CORRIENTES ORDINARIOS	1.086.931.021
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	35.811.430
Venta de otros bienes y servicios	35.811.430
TRANSFERENCIAS CORRIENTES	1.051.119.591
Transferencias corrientes del sector público	1.051.119.591
Transferencias corrientes internas recibidas del sector público	1.051.119.591
De la República	1.051.119.591
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	1.051.119.591
- Recursos Ordinarios	1.051.119.591
1.2 GASTOS CORRIENTES	**1.054.184.976**
GASTOS DE CONSUMO	799.167.350
Remuneraciones	524.854.704
Sueldos, salarios y otras retribuciones	199.798.356
Beneficios y complementos de sueldos y salarios	132.958.257
Aportes patronales	19.041.504
Prestaciones sociales y otras indemnizaciones	39.532.067
Asistencia socioeconómica	123.638.864
Otros gastos de personal	9.885.656
Compra de bienes y servicios	263.203.277
Bienes de consumo	32.088.277
Servicios no personales	231.115.000
Impuestos indirectos	11.109.369
TRANSFERENCIAS Y DONACIONES CORRIENTES	255.017.626
Al sector privado	247.023.739
Transferencias corrientes al sector privado	247.023.739
Directas a personas	237.955.150
Pensiones y otros beneficios asociados	21.310.256

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	175.331.384
Otras transferencias directas a personas	41.313.510
A instituciones sin fines de lucro	107.632
Otras transferencias corrientes internas al sector privado	8.960.957
Al sector público	7.883.397
Transferencias corrientes al sector público	7.883.397
A los entes descentralizados sin fines empresariales para sus gastos	7.883.397
Al sector externo	110.490
Donaciones corrientes al exterior	110.490
A personas	110.490
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**32.746.045**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**32.746.045**
RECURSOS PROPIOS DE CAPITAL	32.746.045
Ahorro en cuenta corriente	32.746.045
2.2 GASTOS DE CAPITAL	**32.746.045**
INVERSIÓN REAL DIRECTA	32.746.045
Formación bruta de capital fijo	32.746.045
Maquinaria, equipos y otros bienes muebles	32.344.808
Construcciones de bienes de dominio privado	401.237
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0090

Universidad Pedagógica Experimental Libertador (UPEL)

UNIVERSIDAD PEDAGÓGICA EXPERIMENTAL LIBERTADOR (UPEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Pedagógica Experimental Libertador (UPEL), es una Universidad pública de alcance nacional e internacional, líder en la formación, capacitación, perfeccionamiento y actualización de docentes de elevada calidad personal y profesional, y en la producción y difusión de conocimientos socialmente válidos, que desarrolla procesos educativos con un personal competente, participativo y comprometido con los valores que promueve la Universidad.

La UPEL realizando grandes esfuerzos continuará su visión de ser una universidad de excelencia, comprometida con el país para elevar el nivel de la educación, mediante la formación de docentes competentes, capaz de generar conocimientos útiles para implementar procesos pedagógicos innovadores e impulsar la transformación de la realidad social y así contribuir al logro de una sociedad más próspera, equitativa y solidaria, abierta a las propuestas que formule el Estado Venezolano en materia de educación, vital para el desarrollo del país.

Para ello la UPEL estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultados de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.350.450.613**
INGRESOS CORRIENTES ORDINARIOS	2.350.450.613
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	240.849.123
Venta de otros bienes y servicios	240.849.123
TRANSFERENCIAS CORRIENTES	2.109.601.490
Transferencias corrientes del sector público	2.109.601.490
Transferencias corrientes internas recibidas del sector público	2.109.601.490
De la República	2.109.601.490
FUENTES DE FINANCIAMIENTO	**170.994.488**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	170.994.488
Disminución de otros activos financieros	170.994.488
Disminución de disponibilidades	170.994.488
Disminución de bancos	170.994.488
TOTAL RECURSOS	**2.521.445.101**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.213.882.947**
GASTOS DE CONSUMO	1.612.830.656
Remuneraciones	1.137.576.625
Sueldos, salarios y otras retribuciones	381.881.990
Beneficios y complementos de sueldos y salarios	328.294.339
Aportes patronales	59.454.202
Asistencia socioeconómica	367.946.094
Compra de bienes y servicios	388.427.036
Bienes de consumo	145.002.039
Servicios no personales	243.424.997
Impuestos indirectos	86.826.995
TRANSFERENCIAS Y DONACIONES CORRIENTES	601.052.291
Al sector privado	584.785.280
Transferencias corrientes al sector privado	582.018.491
Directas a personas	570.779.855
Pensiones y otros beneficios asociados	50.898.029
Jubilaciones y otros beneficios asociados	488.906.886
Otras transferencias directas a personas	30.974.940
A instituciones sin fines de lucro	11.238.636
Donaciones corrientes al sector privado	2.766.789
Donaciones a personas	2.766.789
Al sector público	16.172.011
Transferencias corrientes al sector público	16.172.011
A los entes descentralizados sin fines empresariales para sus gastos	16.172.011
Al sector externo	95.000
Donaciones corrientes al exterior	95.000
A personas	95.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**119.725.799**
INVERSIÓN REAL DIRECTA	119.725.799
Formación bruta de capital fijo	117.782.893
Maquinaria, equipos y otros bienes muebles	49.458.031
Bienes preexistentes	198.456
Construcciones de bienes de dominio privado	66.068.546
Construcciones de bienes de dominio público	2.057.860
Bienes intangibles	1.942.906
APLICACIONES FINANCIERAS	**187.836.355**
DISMINUCIÓN DE PASIVOS	187.836.355
Disminución de cuentas y efectos por pagar	130.254.028
Disminución de cuentas y efectos por pagar a corto plazo	130.254.028
Disminución de sueldos, salarios y otras remuneraciones por pagar	53.506.358
Disminución de aportes patronales y retenciones laborales por pagar	65.430.852
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	21.748.669
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	4.672.863
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	12.345.832
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	943.762
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	25.719.726
Disminución cuentas por pagar a proveedores a corto plazo	8.525.639
Disminución cuentas por pagar a contratistas a corto plazo	2.791.179

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de otros pasivos	57.582.327
Disminución de fondos de terceros	6.131.656
Disminución de depósitos recibidos en garantía	15.103
Disminución de otros fondos de terceros	6.116.553
Disminución de otros pasivos a corto plazo	51.450.671
TOTAL GASTOS	**2.521.445.101**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124031	Sistema de Recursos para la Formación e Intercambio Académico	usuario	302.853	201.902	504.755	22.962	25.314.565			25.337.527
124086	Intercambio y Gestión del Conocimiento con la Sociedad	persona	14.969	14.968	29.937	35.151.642	14.994.770			50.146.412
124090	Investigación, Innovación y Gestión del Conocimiento	investigación			557	1.521.469	8.175.695			9.697.164
124131	Formación de Estudiantes en Carreras	matrícula			92.739	103.084.062	509.737.783			612.821.845
124154	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			388.780	33.781.200	311.928.789			345.709.989
124182	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	1.952.496	1.952.496	3.904.992		177.521.677			177.521.677
124281	Formación en Postgrado o Estudios Avanzados	matrícula			24.817	69.917.120	2.814.979			72.732.099
124300	Territorialización y Municipalización de la Educación Universitaria	plan			80		2.330.043			2.330.043
					TOTAL	**243.478.455**	**1.052.818.301**			**1.296.296.756**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		388.828.547			388.828.547
02	Gestión administrativa	168.365.156	128.149.727			296.514.883
03	Previsión y protección social		539.804.915			539.804.915
	TOTAL	168.365.156	1.056.783.189			1.225.148.345

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.941**	**3.107**	**171**	**7.219**	**241.013.406**		**241.013.406**
Profesional y Técnico	1.299	784	76	2.159	69.199.836		69.199.836
Personal Administrativo	623	302	63	988	22.174.518		22.174.518
Personal Docente	1.406	1.217		2.623	116.293.800		116.293.800
Obrero	613	804	32	1.449	33.345.252		33.345.252
Personal Contratado	**5.517**	**3.880**		**9.397**	**108.508.868**		**108.508.868**
Personal Administrativo	4	26		30	1.061.466		1.061.466
Personal Docente	5.513	3.854		9.367	107.447.402		107.447.402
TOTAL	**9.458**	**6.987**	**171**	**16.616**	**349.522.274**		**349.522.274**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.813**	**1.821**	**4.634**	**488.906.886**
Empleados	1.301	372	1.673	173.393.637
Docentes	1.124	1.021	2.145	268.872.617
Obreros	388	428	816	46.640.632
Pensionados	**395**	**419**	**814**	**50.898.029**
Empleados	136	58	194	9.232.326
Docentes	151	224	375	35.233.652
Obreros	108	137	245	6.432.051
TOTAL	**3.208**	**2.240**	**5.448**	**539.804.915**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.137.576.625
4.02	Materiales, suministros y mercancías	145.002.039
4.03	Servicios no personales	330.251.992
4.04	Activos reales	119.725.799
4.07	Transferencias y donaciones	601.052.291
4.11	Disminución de pasivos	187.836.355
	TOTAL	**2.521.445.101**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.350.450.613**
INGRESOS CORRIENTES ORDINARIOS	2.350.450.613
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	240.849.123
Venta de otros bienes y servicios	240.849.123
TRANSFERENCIAS CORRIENTES	2.109.601.490
Transferencias corrientes del sector público	2.109.601.490
Transferencias corrientes internas recibidas del sector público	2.109.601.490
De la República	2.109.601.490
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	2.109.601.490
- Recursos Ordinarios	2.109.601.490
1.2 GASTOS CORRIENTES	**2.213.882.947**
GASTOS DE CONSUMO	1.612.830.656
Remuneraciones	1.137.576.625
Sueldos, salarios y otras retribuciones	381.881.990
Beneficios y complementos de sueldos y salarios	328.294.339
Aportes patronales	59.454.202
Asistencia socioeconómica	367.946.094
Compra de bienes y servicios	388.427.036
Bienes de consumo	145.002.039
Servicios no personales	243.424.997
Impuestos indirectos	86.826.995
TRANSFERENCIAS Y DONACIONES CORRIENTES	601.052.291
Al sector privado	584.785.280
Transferencias corrientes al sector privado	582.018.491
Directas a personas	570.779.855
Pensiones y otros beneficios asociados	50.898.029
Jubilaciones y otros beneficios asociados	488.906.886
Otras transferencias directas a personas	30.974.940

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	11.238.636
Donaciones corrientes al sector privado	2.766.789
Donaciones a personas	2.766.789
Al sector público	16.172.011
Transferencias corrientes al sector público	16.172.011
A los entes descentralizados sin fines empresariales para sus gastos	16.172.011
Al sector externo	95.000
Donaciones corrientes al exterior	95.000
A personas	95.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**136.567.666**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**136.567.666**
RECURSOS PROPIOS DE CAPITAL	136.567.666
Ahorro en cuenta corriente	136.567.666
2.2 GASTOS DE CAPITAL	**119.725.799**
INVERSIÓN REAL DIRECTA	119.725.799
Formación bruta de capital fijo	117.782.893
Maquinaria, equipos y otros bienes muebles	49.458.031
Bienes preexistentes	198.456
Construcciones de bienes de dominio privado	66.068.546
Construcciones de bienes de dominio público	2.057.860
Bienes intangibles	1.942.906
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**16.841.867**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**187.836.355**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	170.994.488
Disminución de otros activos financieros	170.994.488
Disminución de disponibilidades	170.994.488
Disminución de bancos	170.994.488
SUPERÁVIT FINANCIERO	16.841.867

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**187.836.355**
DISMINUCIÓN DE PASIVOS	187.836.355
Disminución de cuentas y efectos por pagar	130.254.028
Disminución de cuentas y efectos por pagar a corto plazo	130.254.028
Disminución de sueldos, salarios y otras remuneraciones por pagar	53.506.358
Disminución de aportes patronales y retenciones laborales por pagar	65.430.852
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	21.748.669
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	4.672.863
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	12.345.832
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	943.762
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	25.719.726
Disminución cuentas por pagar a proveedores a corto plazo	8.525.639
Disminución cuentas por pagar a contratistas a corto plazo	2.791.179
Disminución de otros pasivos	57.582.327
Disminución de fondos de terceros	6.131.656
Disminución de depósitos recibidos en garantía	15.103
Disminución de otros fondos de terceros	6.116.553
Disminución de otros pasivos a corto plazo	51.450.671

A0091

Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS OCCIDENTALES EZEQUIEL ZAMORA (UNELLEZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental de los Llanos Occidentales "Ezequiel Zamora" (UNELLEZ), busca aplicar el conocimiento avanzando en pro de la formación integral de hombres y mujeres, tomando en consideración sus intereses personales, los intereses de la comunidad local y regional y los intereses de la Nación, de una forma solidaria con la consolidación y equilibrio de los espacios del hombre con la naturaleza, a objeto de contribuir con el desarrollo y transformación de las realidades del país.

Presupuestariamente la UNELLEZ, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno de nuestro país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**922.812.604**
INGRESOS CORRIENTES ORDINARIOS	922.812.604
TRANSFERENCIAS CORRIENTES	922.812.604
Transferencias corrientes del sector público	922.812.604
Transferencias corrientes internas recibidas del sector público	922.812.604
De la República	922.812.604
INGRESOS DE CAPITAL	**1.058.175**
RECURSOS PROPIOS DE CAPITAL	1.058.175
Incremento de la depreciación y amortización acumuladas	1.058.175
TOTAL RECURSOS	**923.870.779**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**910.296.846**
GASTOS DE CONSUMO	750.204.533
Remuneraciones	513.212.602
Sueldos, salarios y otras retribuciones	196.829.517
Beneficios y complementos de sueldos y salarios	148.836.262
Aportes patronales	37.616.146
Prestaciones sociales y otras indemnizaciones	27.774.369
Asistencia socioeconómica	102.156.308
Compra de bienes y servicios	227.467.586
Bienes de consumo	22.453.710
Servicios no personales	205.013.876
Impuestos indirectos	8.466.170
Depreciación y amortización	1.058.175
TRANSFERENCIAS Y DONACIONES CORRIENTES	160.092.313
Al sector privado	153.171.218
Transferencias corrientes al sector privado	153.051.218
Directas a personas	143.353.018
Pensiones y otros beneficios asociados	20.219.371
Jubilaciones y otros beneficios asociados	106.277.547
Otras transferencias directas a personas	16.856.100
A instituciones sin fines de lucro	9.698.200
Donaciones corrientes al sector privado	120.000
Donaciones a personas	120.000
Al sector público	6.921.095
Transferencias corrientes al sector público	6.921.095
A los entes descentralizados sin fines empresariales para sus gastos	6.921.095
GASTOS DE CAPITAL	**13.573.933**
INVERSIÓN REAL DIRECTA	13.573.933
Formación bruta de capital fijo	13.573.933
Maquinaria, equipos y otros bienes muebles	11.732.433

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio privado	1.811.500
Construcciones de bienes de dominio público	30.000
TOTAL GASTOS	**923.870.779**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124041	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			7.869		11.814.746			11.814.746
124251	Investigación, Innovación y Gestión del Conocimiento	investigación			305		5.647.483			5.647.483
124277	Sistema de recursos para la formación e intercambio académico	usuario	664.477	442.984	1.107.461		21.991.725			21.991.725
124319	Territorialización y Municipalización de la Educación Universitaria	plan			146		88.175.457			88.175.457
124324	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	4.428.135	4.428.135	8.856.270		219.058.744			219.058.744
124373	Intercambio y Gestión del Conocimiento con la Sociedad	persona	668	668	1.336		14.274.391			14.274.391
124393	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			137.635		76.993.842			76.993.842
124412	Formación en postgrado o estudios avanzados	matrícula			5.360		4.597.733			4.597.733
124426	Formación de estudiantes en carreras	matrícula			57.651		160.141.206			160.141.206
					TOTAL		**602.695.327**			**602.695.327**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		138.623.078			138.623.078
02	Gestión administrativa	1.058.175	54.997.281			56.055.456
03	Previsión y protección social		126.496.918			126.496.918
	TOTAL	**1.058.175**	**320.117.277**			**321.175.452**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.067**	**1.076**		**2.143**	**112.704.388**	**2.973.805**	**115.678.193**
Alto Nivel y de Dirección		1		1	21.876		21.876
Profesional y Técnico	569	431		1.000	31.208.058	1.000.805	32.208.863
Personal Administrativo	105			105	30.000.000	1.000.000	31.000.000
Personal Docente	145	220		365	24.502.332	973.000	25.475.332
Obrero	248	424		672	26.972.122		26.972.122
Personal Contratado	**986**	**3.024**		**4.010**	**80.401.324**		**80.401.324**
Profesional y Técnico	107	100		207	6.410.008		6.410.008
Personal Administrativo	31	6		37	15.861.684		15.861.684
Personal Docente	700	2.800		3.500	57.529.632		57.529.632
Obrero	148	118		266	600.000		600.000
TOTAL	**2.053**	**4.100**		**6.153**	**193.105.712**	**2.973.805**	**196.079.517**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**376**	**573**	**949**	**106.277.547**
Empleados	222	142	364	31.844.285
Docentes	103	268	371	56.625.639
Obreros	51	163	214	17.807.623
Pensionados	**129**	**83**	**212**	**20.219.371**
Empleados	58	19	77	7.300.260
Docentes	58	15	73	7.838.670
Obreros	13	49	62	5.080.441
TOTAL	**505**	**656**	**1.161**	**126.496.918**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	513.212.602
4.02	Materiales, suministros y mercancías	22.453.710
4.03	Servicios no personales	213.480.046
4.04	Activos reales	13.573.933
4.07	Transferencias y donaciones	160.092.313
4.08	Otros gastos	1.058.175
	TOTAL	**923.870.779**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**922.812.604**
INGRESOS CORRIENTES ORDINARIOS	922.812.604
TRANSFERENCIAS CORRIENTES	922.812.604
Transferencias corrientes del sector público	922.812.604
Transferencias corrientes internas recibidas del sector público	922.812.604
De la República	922.812.604
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	922.812.604
- Recursos Ordinarios	922.812.604
1.2 GASTOS CORRIENTES	**910.296.846**
GASTOS DE CONSUMO	750.204.533
Remuneraciones	513.212.602
Sueldos, salarios y otras retribuciones	196.829.517
Beneficios y complementos de sueldos y salarios	148.836.262
Aportes patronales	37.616.146
Prestaciones sociales y otras indemnizaciones	27.774.369
Asistencia socioeconómica	102.156.308
Compra de bienes y servicios	227.467.586
Bienes de consumo	22.453.710
Servicios no personales	205.013.876
Impuestos indirectos	8.466.170
Depreciación y amortización	1.058.175
TRANSFERENCIAS Y DONACIONES CORRIENTES	160.092.313
Al sector privado	153.171.218
Transferencias corrientes al sector privado	153.051.218
Directas a personas	143.353.018
Pensiones y otros beneficios asociados	20.219.371
Jubilaciones y otros beneficios asociados	106.277.547
Otras transferencias directas a personas	16.856.100
A instituciones sin fines de lucro	9.698.200

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	120.000
Donaciones a personas	120.000
Al sector público	6.921.095
Transferencias corrientes al sector público	6.921.095
A los entes descentralizados sin fines empresariales para sus gastos	6.921.095
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**12.515.758**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**13.573.933**
RECURSOS PROPIOS DE CAPITAL	13.573.933
Ahorro en cuenta corriente	12.515.758
Incremento de la depreciación y amortización acumuladas	1.058.175
2.2 GASTOS DE CAPITAL	**13.573.933**
INVERSIÓN REAL DIRECTA	13.573.933
Formación bruta de capital fijo	13.573.933
Maquinaria, equipos y otros bienes muebles	11.732.433
Construcciones de bienes de dominio privado	1.811.500
Construcciones de bienes de dominio público	30.000

A0092

Universidad Nacional Experimental del Táchira (UNET)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL TÁCHIRA (UNET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental del Táchira (UNET), es una universidad del Estado venezolano, plural y democrática, que genera, cultiva, integra y difunde el conocimiento científico, humanístico, tecnológico y artístico; formadora de ciudadanos con elevada calificación profesional y con valores espirituales, éticos, estéticos y ecológicos; que participa activamente en el desarrollo sustentable de las comunidades en su ámbito local, regional, fronterizo, nacional y universal; todo lo cual se realiza en apego a criterios de excelencia y calidad, en un marco de solidaridad, justicia social, respeto a los derechos y la paz; consustanciada y comprometida con la defensa y protección del medio ambiente, y con la difusión y preservación de los valores trascendentales del ser humano y la cultura.

En tal sentido, su objetivo se orienta a ser la institución universitaria de excelencia del Táchira, comprometida con el desarrollo local, regional y nacional, y la integración fronteriza; que genera y fomenta la aplicación del conocimiento científico, tecnológico y humanístico, impulsando la vinculación permanente entre la institución, las comunidades y los entes públicos y privados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**470.101.208**
INGRESOS CORRIENTES ORDINARIOS	470.101.208
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.437.839
Venta de otros bienes y servicios	15.437.839
TRANSFERENCIAS CORRIENTES	454.663.369
Transferencias corrientes del sector público	454.663.369
Transferencias corrientes internas recibidas del sector público	454.663.369
De la República	454.663.369
TOTAL RECURSOS	**470.101.208**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**461.967.718**
GASTOS DE CONSUMO	342.165.090
Remuneraciones	254.654.994
Sueldos, salarios y otras retribuciones	110.330.912
Beneficios y complementos de sueldos y salarios	54.895.512
Aportes patronales	12.890.745
Prestaciones sociales y otras indemnizaciones	24.921.990
Asistencia socioeconómica	51.615.835
Compra de bienes y servicios	83.874.809
Bienes de consumo	9.517.217
Servicios no personales	74.357.592
Impuestos indirectos	3.635.287
TRANSFERENCIAS Y DONACIONES CORRIENTES	119.802.628
Al sector privado	116.358.263
Transferencias corrientes al sector privado	115.104.892
Directas a personas	110.704.052
Pensiones y otros beneficios asociados	14.179.669
Jubilaciones y otros beneficios asociados	76.784.683
Otras transferencias directas a personas	19.739.700
A instituciones sin fines de lucro	4.330.286
Otras transferencias corrientes internas al sector privado	70.554
Donaciones corrientes al sector privado	1.253.371
Donaciones a personas	1.253.371
Al sector público	3.444.365
Transferencias corrientes al sector público	3.444.365
A los entes descentralizados sin fines empresariales para sus gastos	3.444.365
GASTOS DE CAPITAL	**4.149.270**
INVERSIÓN REAL DIRECTA	4.149.270
Formación bruta de capital fijo	4.061.581
Maquinaria, equipos y otros bienes muebles	4.042.381

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Bienes preexistentes	19.200
Bienes intangibles	87.689
APLICACIONES FINANCIERAS	**3.984.220**
DISMINUCIÓN DE PASIVOS	3.984.220
Disminución de otros pasivos	3.984.220
Disminución de otros pasivos a corto plazo	3.984.220
TOTAL GASTOS	**470.101.208**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124023	Formación de estudiantes en carreras	matrícula			15.758	196.011	67.834.455			68.030.466
124048	Formación en post grado o estudios avanzados	matrícula			1.006	4.184.463	2.409.093			6.593.556
124077	Investigación, innovación y gestión del conocimiento	investigación			154	24.000	10.040.810			10.064.810
124163	Sistema de recursos para la formación e intercambio académico	usuario	9.575	7.833	17.408	1.954.214	10.582.019			12.536.233
124188	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			47.449		23.063.801			23.063.801
124267	Territorialización y Municipalización de la educación universitaria	plan			114	730.893	97.085			827.978
124314	Intercambio y Gestión del Conocimiento con la Sociedad	usuario	9.575	7.833	17.408	6.119.404	15.504.462			21.623.866
124408	Sistema de Apoyo al Desarrollo Estudiantil	usuario	8.667	7.091	15.758	70.000	93.469.376			93.539.376
					TOTAL	13.278.985	223.001.101			236.280.086

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	845.803	122.019.141			122.864.944
02	Gestión administrativa	1.056.674	18.935.152			19.991.826
03	Previsión y protección social	256.377	90.707.975			90.964.352
	TOTAL	**2.158.854**	**231.662.268**			**233.821.122**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**573**	**570**		**1.143**	**82.280.636**	**1.535.094**	**83.815.730**
Alto Nivel y de Dirección		1		1	168.267		168.267
Directivo	49	80		129	14.893.968		14.893.968
Profesional y Técnico	307	123		430	31.378.877		31.378.877
Personal Administrativo	54	41		95	5.040.917		5.040.917
Personal Docente	130	172		302	19.620.077	1.535.094	21.155.171
Personal de Investigación	13	17		30	4.873.185		4.873.185
Obrero	20	136		156	6.305.345		6.305.345
Personal Fijo a Tiempo Parcial		**12**		**12**	**372.229**		**372.229**
Profesional y Técnico		2		2	113.091		113.091
Personal Administrativo		1		1	31.911		31.911
Personal Docente		9		9	227.227		227.227
Personal Contratado	**221**	**195**		**416**	**21.872.281**		**21.872.281**
Profesional y Técnico	44	28		72	5.630.788		5.630.788
Personal Docente	177	167		344	16.241.493		16.241.493
TOTAL	**794**	**777**		**1.571**	**104.525.146**	**1.535.094**	**106.060.240**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**247**	**295**	**542**	**76.784.683**
Empleados	164	84	248	29.123.136
Docentes	68	192	260	46.185.431
Obreros	15	19	34	1.476.116
Pensionados	**56**	**37**	**93**	**14.179.669**
Empleados	37	16	53	6.958.371
Docentes	15	19	34	6.321.780
Obreros	4	2	6	899.518
TOTAL	**303**	**332**	**635**	**90.964.352**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	254.654.994
4.02	Materiales, suministros y mercancías	9.517.217
4.03	Servicios no personales	77.992.879
4.04	Activos reales	4.149.270
4.07	Transferencias y donaciones	119.802.628
4.11	Disminución de pasivos	3.984.220
	TOTAL	**470.101.208**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**470.101.208**
INGRESOS CORRIENTES ORDINARIOS	470.101.208
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.437.839
Venta de otros bienes y servicios	15.437.839
TRANSFERENCIAS CORRIENTES	454.663.369
Transferencias corrientes del sector público	454.663.369
Transferencias corrientes internas recibidas del sector público	454.663.369
De la República	454.663.369
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	454.663.369
- Recursos Ordinarios	454.663.369
1.2 GASTOS CORRIENTES	**461.967.718**
GASTOS DE CONSUMO	342.165.090
Remuneraciones	254.654.994
Sueldos, salarios y otras retribuciones	110.330.912
Beneficios y complementos de sueldos y salarios	54.895.512
Aportes patronales	12.890.745
Prestaciones sociales y otras indemnizaciones	24.921.990
Asistencia socioeconómica	51.615.835
Compra de bienes y servicios	83.874.809
Bienes de consumo	9.517.217
Servicios no personales	74.357.592
Impuestos indirectos	3.635.287
TRANSFERENCIAS Y DONACIONES CORRIENTES	119.802.628
Al sector privado	116.358.263
Transferencias corrientes al sector privado	115.104.892
Directas a personas	110.704.052
Pensiones y otros beneficios asociados	14.179.669
Jubilaciones y otros beneficios asociados	76.784.683
Otras transferencias directas a personas	19.739.700

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	4.330.286
Otras transferencias corrientes internas al sector privado	70.554
Donaciones corrientes al sector privado	1.253.371
Donaciones a personas	1.253.371
Al sector público	3.444.365
Transferencias corrientes al sector público	3.444.365
A los entes descentralizados sin fines empresariales para sus gastos	3.444.365
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.133.490**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**8.133.490**
RECURSOS PROPIOS DE CAPITAL	8.133.490
Ahorro en cuenta corriente	8.133.490
2.2 GASTOS DE CAPITAL	**4.149.270**
INVERSIÓN REAL DIRECTA	4.149.270
Formación bruta de capital fijo	4.061.581
Maquinaria, equipos y otros bienes muebles	4.042.381
Bienes preexistentes	19.200
Bienes intangibles	87.689
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**3.984.220**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.984.220**
SUPERÁVIT FINANCIERO	3.984.220
3.2 APLICACIONES FINANCIERAS	**3.984.220**
DISMINUCIÓN DE PASIVOS	3.984.220
Disminución de otros pasivos	3.984.220
Disminución de otros pasivos a corto plazo	3.984.220

A0093

Universidad Central de Venezuela (UCV)

UNIVERSIDAD CENTRAL DE VENEZUELA (UCV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Central de Venezuela (UCV), es una Institución científico educativa, moderna y de vanguardia, de reconocido prestigio regional, nacional e internacional por su excelencia académica y compromiso social, en la generación de los conocimientos científico competitivo, transferible a través de la formación integral de profesionales capacitados para interactuar con independencia y asertividad en sociedades globales y con capacidad de llevar adelante los cambios que el país necesita, que contribuyan a elevar la calidad de vida, fortaleciendo así sus valores trascendentales y desarrollo integral.

En tal sentido la UCV estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UCV orientará, los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.256.583.308**
INGRESOS CORRIENTES ORDINARIOS	3.256.583.308
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	101.547.822
Venta de otros bienes y servicios	101.547.822
TRANSFERENCIAS CORRIENTES	3.145.865.590
Transferencias corrientes internas recibidas del sector privado	40.000
De instituciones sin fines de lucro	40.000
Transferencias corrientes del sector público	3.145.825.590
Transferencias corrientes internas recibidas del sector público	3.145.825.590
De la República	3.144.247.239
De los entes descentralizados sin fines empresariales	1.000.000
Del Poder Estadal	578.351
OTROS INGRESOS	9.169.896
Otros ingresos ajenos a la operación	6.735.759
Otros ingresos ordinarios	2.434.137
TOTAL RECURSOS	**3.256.583.308**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**3.146.297.636**
GASTOS DE CONSUMO	1.920.167.350
Remuneraciones	1.618.333.881
Sueldos, salarios y otras retribuciones	619.240.441
Beneficios y complementos de sueldos y salarios	428.268.807
Aportes patronales	23.607.665
Prestaciones sociales y otras indemnizaciones	167.450.326
Asistencia socioeconómica	376.852.167
Otros gastos de personal	2.914.475
Compra de bienes y servicios	263.880.556
Bienes de consumo	77.357.518
Servicios no personales	186.523.038
Impuestos indirectos	37.952.913
GASTOS DE LA PROPIEDAD	37.500
Derechos sobre bienes intangibles	37.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.226.011.447
Al sector privado	1.226.010.447
Transferencias corrientes al sector privado	1.225.103.888
Directas a personas	1.183.654.214
Pensiones y otros beneficios asociados	239.531.339
Jubilaciones y otros beneficios asociados	846.352.205
Otras transferencias directas a personas	97.770.670
A instituciones sin fines de lucro	37.671.176
Otras transferencias corrientes internas al sector privado	3.778.498
Donaciones corrientes al sector privado	906.559
Donaciones a personas	906.559
Al sector público	1.000
Transferencias corrientes al sector público	1.000
A los entes descentralizados sin fines empresariales para sus gastos	1.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	81.339
Obligaciones del ejercicio vigente	81.339
Devoluciones y reintegros diversos	81.339
GASTOS DE CAPITAL	**105.984.074**
INVERSIÓN REAL DIRECTA	105.984.074
Formación bruta de capital fijo	101.668.759
Maquinaria, equipos y otros bienes muebles	99.871.102
Bienes preexistentes	1.000
Construcciones de bienes de dominio privado	1.795.807
Construcciones de bienes de dominio público	850
Bienes intangibles	4.315.315
APLICACIONES FINANCIERAS	**4.301.598**
DISMINUCIÓN DE PASIVOS	4.301.598
Disminución de cuentas y efectos por pagar	100.000
Disminución de cuentas y efectos por pagar a corto plazo	100.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución de otros pasivos	4.201.598
Disminución de otros pasivos a corto plazo	4.201.598
TOTAL GASTOS	**3.256.583.308**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124052	Investigación, innovación y gestión del conocimiento	investigación			3.896	3.791.177	91.076.088		40.000	94.907.265
124076	Formación en Post grado o Estudios Avanzados	matrícula			7.608	23.584.719	19.203.488			42.788.207
124104	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			3.596.822	3.406.171	22.249.966			25.656.137
124228	Formación de estudiantes en carreras	matrícula			55.461	10.152.578	421.160.797		1.000.000	432.313.375
124339	Sistema de Recursos para la Formación e Intercambio Académico	usuario	711.958	711.959	1.423.917	15.261.618	82.476.209			97.737.827
124366	Sistema de Apoyo al Desarrollo Estudiantil	servicio			3.226.585	47.500	207.943.658		245.819	208.236.977
124396	Intercambio y Gestión del Conocimiento con la Sociedad	persona	1.694	1.694	3.388	22.600.790	44.836.578		332.532	67.769.900
					TOTAL	**78.844.553**	**888.946.784**		**1.618.351**	**969.409.688**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	211.684	944.391.250			944.602.934
02	Gestión administrativa	31.661.481	225.025.661			256.687.142
03	Previsión y protección social		1.085.883.544			1.085.883.544
	TOTAL	**31.873.165**	**2.255.300.455**			**2.287.173.620**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.873**	**3.584**	**1.474**	**7.931**	**400.738.328**	**16.738.626**	**417.476.954**
Alto Nivel y de Dirección	1			1	282.200	97.800	380.000
Directivo	128	110		238	295.100	2.683.203	2.978.303
Profesional y Técnico	644	315	371	1.330	59.412.300	3.684.172	63.096.472
Personal Administrativo	1.258	825	520	2.603	58.611.691	4.184.656	62.796.347
Personal Docente	583	498	49	1.130	70.507.532	6.088.795	76.596.327
Personal de Investigación		389	332	721	70.258.960		70.258.960
Obrero	259	1.447	202	1.908	141.370.545		141.370.545
Personal Fijo a Tiempo Parcial	**963**	**290**	**566**	**1.819**	**93.303.899**		**93.303.899**
Profesional y Técnico	37	38	20	95	24.998.799		24.998.799
Personal Administrativo	31	32	46	109	29.575.674		29.575.674
Personal Docente	895	220	500	1.615	38.729.426		38.729.426
Personal Contratado	**1.050**	**1.415**		**2.465**	**22.836.213**		**22.836.213**
Directivo	1			1	752.120		752.120
Profesional y Técnico	136	75		211	1.766.676		1.766.676
Personal Administrativo	290	128		418	10.456.657		10.456.657
Personal Docente	623	1.204		1.827	9.792.188		9.792.188
Obrero		8		8	68.572		68.572
TOTAL	**4.886**	**5.289**	**2.040**	**12.215**	**516.878.440**	**16.738.626**	**533.617.066**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.269**	**4.718**	**6.987**	**846.352.205**
Empleados	1.312	1.425	2.737	373.476.576
Docentes	915	2.172	3.087	183.280.807
Obreros	42	1.023	1.065	289.594.822
Pensionados	**4.717**	**1.563**	**6.280**	**239.531.339**
Empleados	820	149	969	80.402.374
Docentes	3.618	1.262	4.880	73.278.520
Obreros	219	97	316	85.850.445
TOTAL	**6.986**	**6.281**	**13.267**	**1.085.883.544**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.618.333.881
4.02	Materiales, suministros y mercancías	77.357.518
4.03	Servicios no personales	224.513.451
4.04	Activos reales	105.984.074
4.07	Transferencias y donaciones	1.226.011.447
4.08	Otros gastos	81.339
4.11	Disminución de pasivos	4.301.598
	TOTAL	**3.256.583.308**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.256.583.308**
INGRESOS CORRIENTES ORDINARIOS	3.256.583.308
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	101.547.822
Venta de otros bienes y servicios	101.547.822
TRANSFERENCIAS CORRIENTES	3.145.865.590
Transferencias corrientes internas recibidas del sector privado	40.000
De instituciones sin fines de lucro	40.000
Transferencias corrientes del sector público	3.145.825.590
Transferencias corrientes internas recibidas del sector público	3.145.825.590
De la República	3.144.247.239
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	3.144.247.239
- Recursos Ordinarios	3.144.247.239
De los entes descentralizados sin fines empresariales	1.000.000
Del Poder Estadal	578.351
OTROS INGRESOS	9.169.896
Otros ingresos ajenos a la operación	6.735.759
Otros ingresos ordinarios	2.434.137
1.2 GASTOS CORRIENTES	**3.146.297.636**
GASTOS DE CONSUMO	1.920.167.350
Remuneraciones	1.618.333.881
Sueldos, salarios y otras retribuciones	619.240.441
Beneficios y complementos de sueldos y salarios	428.268.807
Aportes patronales	23.607.665
Prestaciones sociales y otras indemnizaciones	167.450.326
Asistencia socioeconómica	376.852.167
Otros gastos de personal	2.914.475
Compra de bienes y servicios	263.880.556
Bienes de consumo	77.357.518

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Servicios no personales	186.523.038
Impuestos indirectos	37.952.913
GASTOS DE LA PROPIEDAD	37.500
Derechos sobre bienes intangibles	37.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.226.011.447
Al sector privado	1.226.010.447
Transferencias corrientes al sector privado	1.225.103.888
Directas a personas	1.183.654.214
Pensiones y otros beneficios asociados	239.531.339
Jubilaciones y otros beneficios asociados	846.352.205
Otras transferencias directas a personas	97.770.670
A instituciones sin fines de lucro	37.671.176
Otras transferencias corrientes internas al sector privado	3.778.498
Donaciones corrientes al sector privado	906.559
Donaciones a personas	906.559
Al sector público	1.000
Transferencias corrientes al sector público	1.000
A los entes descentralizados sin fines empresariales para sus gastos	1.000
OTROS GASTOS CORRIENTES	81.339
Obligaciones del ejercicio vigente	81.339
Devoluciones y reintegros diversos	81.339
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**110.285.672**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**110.285.672**
RECURSOS PROPIOS DE CAPITAL	110.285.672
Ahorro en cuenta corriente	110.285.672
2.2 GASTOS DE CAPITAL	**105.984.074**
INVERSIÓN REAL DIRECTA	105.984.074
Formación bruta de capital fijo	101.668.759
Maquinaria, equipos y otros bienes muebles	99.871.102
Bienes preexistentes	1.000
Construcciones de bienes de dominio privado	1.795.807
Construcciones de bienes de dominio público	850
Bienes intangibles	4.315.315
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**4.301.598**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.301.598**
SUPERÁVIT FINANCIERO	4.301.598
3.2 APLICACIONES FINANCIERAS	**4.301.598**
DISMINUCIÓN DE PASIVOS	4.301.598
Disminución de cuentas y efectos por pagar	100.000
Disminución de cuentas y efectos por pagar a corto plazo	100.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución de otros pasivos	4.201.598
Disminución de otros pasivos a corto plazo	4.201.598

A0094

Universidad de Carabobo (UC)

UNIVERSIDAD DE CARABOBO (UC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad de Carabobo (UC), desde su creación, se enfoca en el desarrollo y difusión de conocimientos innovadores, competitivos y socialmente pertinentes para la formación ética e integral de profesionales y técnicos, altamente calificados, con sentido ciudadano, promotores de cambios sociales, políticos y económicos, que conduzcan a la consolidación de la libertad, la democracia y el bienestar. Todo ello enmarcado en una política unificadora de la docencia, investigación y extensión, con vinculación interinstitucional, como motor de transformación de la sociedad.

Presupuestariamente la UC, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.514.489.949**
INGRESOS CORRIENTES ORDINARIOS	2.514.489.949
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	146.552.509
Venta de otros bienes y servicios	146.552.509
TRANSFERENCIAS CORRIENTES	2.367.937.440
Transferencias corrientes del sector público	2.367.937.440
Transferencias corrientes internas recibidas del sector público	2.367.937.440
De la República	2.367.937.440
TOTAL RECURSOS	**2.514.489.949**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.389.711.247**
GASTOS DE CONSUMO	1.743.916.098
Remuneraciones	1.462.873.559
Sueldos, salarios y otras retribuciones	371.061.844
Beneficios y complementos de sueldos y salarios	300.491.858
Aportes patronales	69.018.299
Prestaciones sociales y otras indemnizaciones	146.569.399
Asistencia socioeconómica	553.462.476
Otros gastos de personal	22.269.683
Compra de bienes y servicios	244.892.517
Bienes de consumo	113.261.816
Servicios no personales	131.630.701
Impuestos indirectos	36.150.022
TRANSFERENCIAS Y DONACIONES CORRIENTES	645.795.149
Al sector privado	643.870.523
Transferencias corrientes al sector privado	643.870.523
Directas a personas	614.079.521
Pensiones y otros beneficios asociados	75.509.807
Jubilaciones y otros beneficios asociados	414.497.370
Otras transferencias directas a personas	124.072.344
A instituciones sin fines de lucro	2.764.521
Otras transferencias corrientes internas al sector privado	27.026.481
Al sector público	1.906.000
Transferencias corrientes al sector público	1.906.000
A los entes descentralizados sin fines empresariales para sus gastos	1.906.000
Al sector externo	18.626
Transferencias corrientes al exterior	18.626
A organismos internacionales	18.626
GASTOS DE CAPITAL	**124.778.702**
INVERSIÓN REAL DIRECTA	124.778.702

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Formación bruta de capital fijo	123.079.802
Maquinaria, equipos y otros bienes muebles	87.600.882
Bienes preexistentes	15.000
Construcciones de bienes de dominio privado	31.953.920
Construcciones de bienes de dominio público	3.510.000
Bienes intangibles	1.698.900
TOTAL GASTOS	**2.514.489.949**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124070	Formación de estudiantes en carreras	matrícula			65.168	35.933.121	420.322.718			456.255.839
124078	Investigación, Innovación y Gestión del Conocimiento	investigación			4.013	5.613.147	27.784.091			33.397.238
124089	Formación en Postgrado o Estudios Avanzados	matrícula			4.329	29.567.737	7.768.446			37.336.183
124227	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	32.584	32.584	65.168	1.481.198	294.517.471			295.998.669
124427	Intercambio y Gestión del Conocimiento con la Sociedad	comunidad			42.889	7.447.380	47.189.174			54.636.554
124483	Sistema de recursos para la formación e intercambio académico	usuario	553.596	369.064	922.660	50.418.835	43.446.590			93.865.425
125155	Territorialización y Municipalización de la educación universitaria	plan			1		5.440			5.440
125163	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			108.898.073	5.271.542	118.083.254			123.354.796
					TOTAL	135.732.960	959.117.184			1.094.850.144

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		826.518.621			826.518.621
02	Gestión administrativa	10.819.549	92.294.458			103.114.007
03	Previsión y protección social		490.007.177			490.007.177
	TOTAL	**10.819.549**	**1.408.820.256**			**1.419.639.805**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.429**	**2.521**		**5.950**	**232.362.648**		**232.362.648**
Directivo	125	73		198	842.688		842.688
Profesional y Técnico	1.389	731		2.120	77.484.218		77.484.218
Personal Administrativo	695	214		909	24.039.393		24.039.393
Personal Docente	907	557		1.464	97.071.352		97.071.352
Obrero	313	946		1.259	32.924.997		32.924.997
Personal Fijo a Tiempo Parcial	**470**	**441**		**911**	**24.429.776**		**24.429.776**
Profesional y Técnico	21	44		65	1.103.991		1.103.991
Personal Administrativo	1			1	12.061		12.061
Personal Docente	448	397		845	23.313.724		23.313.724
Personal Contratado	**2.021**	**1.711**		**3.732**	**98.644.420**		**98.644.420**
Profesional y Técnico	414	380		794	28.986.734		28.986.734
Personal Administrativo	239	193		432	11.367.167		11.367.167
Personal Docente	1.160	933		2.093	47.383.210		47.383.210
Obrero	208	205		413	10.907.309		10.907.309
TOTAL	**5.920**	**4.673**		**10.593**	**355.436.844**		**355.436.844**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.546**	**2.331**	**4.877**	**414.497.370**
Altos Funcionarios y de Elección Popular	1		1	138.971
Empleados	1.487	766	2.253	152.790.157
Docentes	756	1.144	1.900	222.136.738
Obreros	302	421	723	39.431.504
Pensionados	**738**	**157**	**895**	**12.074.414**
Alto Nivel y de Dirección	23	7	30	127.680
Empleados	339	91	430	11.259.460
Docentes	376	59	435	687.274
TOTAL	**3.284**	**2.488**	**5.772**	**426.571.784**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.462.873.559
4.02	Materiales, suministros y mercancías	113.261.816
4.03	Servicios no personales	167.780.723
4.04	Activos reales	124.778.702
4.07	Transferencias y donaciones	645.795.149
	TOTAL	**2.514.489.949**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.514.489.949**
INGRESOS CORRIENTES ORDINARIOS	2.514.489.949
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	146.552.509
Venta de otros bienes y servicios	146.552.509
TRANSFERENCIAS CORRIENTES	2.367.937.440
Transferencias corrientes del sector público	2.367.937.440
Transferencias corrientes internas recibidas del sector público	2.367.937.440
De la República	2.367.937.440
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	2.367.937.440
- Recursos Ordinarios	2.367.937.440
1.2 GASTOS CORRIENTES	**2.389.711.247**
GASTOS DE CONSUMO	1.743.916.098
Remuneraciones	1.462.873.559
Sueldos, salarios y otras retribuciones	371.061.844
Beneficios y complementos de sueldos y salarios	300.491.858
Aportes patronales	69.018.299
Prestaciones sociales y otras indemnizaciones	146.569.399
Asistencia socioeconómica	553.462.476
Otros gastos de personal	22.269.683
Compra de bienes y servicios	244.892.517
Bienes de consumo	113.261.816
Servicios no personales	131.630.701
Impuestos indirectos	36.150.022
TRANSFERENCIAS Y DONACIONES CORRIENTES	645.795.149
Al sector privado	643.870.523
Transferencias corrientes al sector privado	643.870.523
Directas a personas	614.079.521
Pensiones y otros beneficios asociados	75.509.807

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	414.497.370
Otras transferencias directas a personas	124.072.344
A instituciones sin fines de lucro	2.764.521
Otras transferencias corrientes internas al sector privado	27.026.481
Al sector público	1.906.000
Transferencias corrientes al sector público	1.906.000
A los entes descentralizados sin fines empresariales para sus gastos	1.906.000
Al sector externo	18.626
Transferencias corrientes al exterior	18.626
A organismos internacionales	18.626
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**124.778.702**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**124.778.702**
RECURSOS PROPIOS DE CAPITAL	124.778.702
Ahorro en cuenta corriente	124.778.702
2.2 GASTOS DE CAPITAL	**124.778.702**
INVERSIÓN REAL DIRECTA	124.778.702
Formación bruta de capital fijo	123.079.802
Maquinaria, equipos y otros bienes muebles	87.600.882
Bienes preexistentes	15.000
Construcciones de bienes de dominio privado	31.953.920
Construcciones de bienes de dominio público	3.510.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0095

Universidad Nacional Experimental Simón Rodríguez (UNESR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ (UNESR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental Simón Rodríguez (UNESR), tiene como misión fundamental la búsqueda, generación, aplicación y difusión del conocimiento y el afianzamiento de los valores transcendentales del hombre y la sociedad. La Universidad Nacional Experimental Simón Rodríguez, es una institución global, de vocación, integracionista y latinoamericana, abierta al cambio, flexible, innovadora de excelencia, que promueva y practique la libertad de pensamiento y acción, fomente la participación y la profundización de los valores éticos democráticos; que permanezcan en la búsqueda constante del desarrollo sostenido y armonioso de la sociedad y del individuo y esté profundamente comprometida con el desarrollo de la Comunidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**944.318.769**
INGRESOS CORRIENTES ORDINARIOS	944.318.769
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.147.510
Venta de otros bienes y servicios	4.147.510
TRANSFERENCIAS CORRIENTES	940.171.259
Transferencias corrientes del sector público	940.171.259
Transferencias corrientes internas recibidas del sector público	940.171.259
De la República	940.171.259
TOTAL RECURSOS	**944.318.769**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**914.782.926**
GASTOS DE CONSUMO	686.987.041
Remuneraciones	608.586.924
Sueldos, salarios y otras retribuciones	208.130.651
Beneficios y complementos de sueldos y salarios	153.124.404
Aportes patronales	24.494.621
Prestaciones sociales y otras indemnizaciones	50.110.850
Asistencia socioeconómica	172.726.398
Compra de bienes y servicios	74.219.232
Bienes de consumo	41.715.071
Servicios no personales	32.504.161
Impuestos indirectos	4.180.885
TRANSFERENCIAS Y DONACIONES CORRIENTES	227.795.885
Al sector privado	220.744.600
Transferencias corrientes al sector privado	218.296.600
Directas a personas	216.052.673
Pensiones y otros beneficios asociados	20.232.996
Jubilaciones y otros beneficios asociados	147.343.677
Otras transferencias directas a personas	48.476.000
A instituciones sin fines de lucro	1.406.630
Otras transferencias corrientes internas al sector privado	837.297
Donaciones corrientes al sector privado	2.448.000
Donaciones a personas	2.448.000
Al sector público	7.051.285
Transferencias corrientes al sector público	7.051.285
A instituciones de protección social	7.051.285
GASTOS DE CAPITAL	**5.932.609**
INVERSIÓN REAL DIRECTA	5.932.609
Formación bruta de capital fijo	5.932.609
Maquinaria, equipos y otros bienes muebles	3.960.913

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Construcciones de bienes de dominio privado	1.971.696
APLICACIONES FINANCIERAS	**23.603.234**
DISMINUCIÓN DE PASIVOS	23.603.234
Disminución de cuentas y efectos por pagar	200.000
Disminución de cuentas y efectos por pagar a corto plazo	200.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	100.000
Disminución de otros pasivos	23.403.234
Disminución de otros pasivos a corto plazo	23.403.234
TOTAL GASTOS	**944.318.769**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123840	Formación de Estudiantes en Carreras	matrícula			96.560	3.847.510	164.201.122			168.048.632
123841	Formación en Postgrado o estudios avanzados	matrícula			5.875		13.456.315			13.456.315
123873	Investigación, Innovación y Gestión del Conocimiento	investigación			47		8.375.568			8.375.568
123924	Sistema de Recursos para la Formación e Intercambio Académico	usuario	39.447	26.299	65.746		6.932.240			6.932.240
123944	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	19.845	19.845	39.690		112.145.153			112.145.153
123979	Intercambio y Gestión del Conocimiento con la Sociedad	persona	280.197	280.197	560.394	300.000	8.122.054			8.422.054
124001	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			96.117		52.698.369			52.698.369
					TOTAL	**4.147.510**	**365.930.821**			**370.078.331**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		358.860.670			358.860.670
02	Gestión administrativa		47.803.095			47.803.095
03	Previsión y protección social		167.576.673			167.576.673
	TOTAL		**574.240.438**			**574.240.438**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.029**	**1.123**	**51**	**2.203**	**88.516.766**	**2.384.509**	**90.901.275**
Alto Nivel y de Dirección	1			1	97.904	27.903	125.807
Directivo	28	32		60	3.837.408	237.779	4.075.187
Profesional y Técnico	322	117	18	457	19.694.710		19.694.710
Personal Administrativo	91	25	4	120	3.651.368		3.651.368
Personal Docente	248	223	25	496	29.816.744	2.118.827	31.935.571
Obrero	339	726	4	1.069	31.418.632		31.418.632
Personal Fijo a Tiempo Parcial	**71**	**93**		**164**	**3.351.600**		**3.351.600**
Profesional y Técnico	13	36		49	680.428		680.428
Personal Administrativo	1			1	14.556		14.556
Personal Docente	57	57		114	2.656.616		2.656.616
Personal Contratado	**792**	**443**		**1.235**	**45.059.512**		**45.059.512**
Directivo	1			1	56.136		56.136
Profesional y Técnico	285	155		440	9.695.836		9.695.836
Personal Administrativo	215	54		269	7.892.052		7.892.052
Personal Docente	270	220		490	26.445.008		26.445.008
Obrero	21	14		35	970.480		970.480
TOTAL	**1.892**	**1.659**	**51**	**3.602**	**136.927.878**	**2.384.509**	**139.312.387**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**711**	**617**	**1.328**	**147.343.677**
Alto Nivel y de Dirección	30	30	60	7.262.673
Empleados	331	132	463	48.807.283
Docentes	296	285	581	67.218.018
Obreros	54	170	224	24.055.703
Pensionados	**62**	**149**	**211**	**20.232.996**
Alto Nivel y de Dirección	2	1	3	286.248
Empleados	25	24	49	5.128.634
Docentes	17	67	84	8.588.008
Obreros	18	57	75	6.230.106
TOTAL	**773**	**766**	**1.539**	**167.576.673**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	608.586.924
4.02	Materiales, suministros y mercancías	41.715.071
4.03	Servicios no personales	36.685.046
4.04	Activos reales	5.932.609
4.07	Transferencias y donaciones	227.795.885
4.11	Disminución de pasivos	23.603.234
	TOTAL	**944.318.769**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**944.318.769**
INGRESOS CORRIENTES ORDINARIOS	944.318.769
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.147.510
Venta de otros bienes y servicios	4.147.510
TRANSFERENCIAS CORRIENTES	940.171.259
Transferencias corrientes del sector público	940.171.259
Transferencias corrientes internas recibidas del sector público	940.171.259
De la República	940.171.259
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	940.171.259
- Recursos Ordinarios	940.171.259
1.2 GASTOS CORRIENTES	**914.782.926**
GASTOS DE CONSUMO	686.987.041
Remuneraciones	608.586.924
Sueldos, salarios y otras retribuciones	208.130.651
Beneficios y complementos de sueldos y salarios	153.124.404
Aportes patronales	24.494.621
Prestaciones sociales y otras indemnizaciones	50.110.850
Asistencia socioeconómica	172.726.398
Compra de bienes y servicios	74.219.232
Bienes de consumo	41.715.071
Servicios no personales	32.504.161
Impuestos indirectos	4.180.885
TRANSFERENCIAS Y DONACIONES CORRIENTES	227.795.885
Al sector privado	220.744.600
Transferencias corrientes al sector privado	218.296.600
Directas a personas	216.052.673
Pensiones y otros beneficios asociados	20.232.996
Jubilaciones y otros beneficios asociados	147.343.677
Otras transferencias directas a personas	48.476.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	1.406.630
Otras transferencias corrientes internas al sector privado	837.297
Donaciones corrientes al sector privado	2.448.000
Donaciones a personas	2.448.000
Al sector público	7.051.285
Transferencias corrientes al sector público	7.051.285
A instituciones de protección social	7.051.285
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**29.535.843**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**29.535.843**
RECURSOS PROPIOS DE CAPITAL	29.535.843
Ahorro en cuenta corriente	29.535.843
2.2 GASTOS DE CAPITAL	**5.932.609**
INVERSIÓN REAL DIRECTA	5.932.609
Formación bruta de capital fijo	5.932.609
Maquinaria, equipos y otros bienes muebles	3.960.913
Construcciones de bienes de dominio privado	1.971.696
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**23.603.234**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**23.603.234**
SUPERÁVIT FINANCIERO	23.603.234
3.2 APLICACIONES FINANCIERAS	**23.603.234**
DISMINUCIÓN DE PASIVOS	23.603.234
Disminución de cuentas y efectos por pagar	200.000
Disminución de cuentas y efectos por pagar a corto plazo	200.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	100.000
Disminución de otros pasivos	23.403.234
Disminución de otros pasivos a corto plazo	23.403.234

A0096

Universidad Nacional Experimental Francisco de Miranda (UNEFM)

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA (UNEFM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental Francisco de Miranda (UNEFM), tiene como sede principal a Coro, génesis de Venezuela, y capital del estado Falcón. Esta ciudad fue declarada Patrimonio Cultural de la Humanidad por la UNESCO en 1993 por su arquitectura colonial. "Con sus construcciones barro, peculiares del Caribe, Coro es la única muestra que sobrevive de la rica fusión de tradiciones locales con mudéjar español y técnicas arquitectónicas holandesas" (UNESCO, 1993). De allí su elevado valor histórico que esta Universidad se ha comprometido a conservar y promocionar como parte de nuestra memoria colectiva.

Es misión de la Universidad Nacional Experimental Francisco de Miranda (UNEFM), como institución de educación superior de carácter experimental, generar conocimientos, formar integralmente ciudadanos conscientes, responsables y emprendedores, anticipar y aportar respuestas a los programas académicos innovadores que articulen el conocimiento científico, tecnológico, social y humanístico, para el fortalecimiento de la ciencia, la tecnología, la cultura, el medio ambiente, y el fomento de los valores morales, éticos, estéticos, espirituales y ciudadanos, contribuyendo al logro de una mejor calidad de vida y un desarrollo sustentable.

En tal sentido la UNEFM estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

Presupuestariamente la UNEFM orientará, los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**758.682.895**
INGRESOS CORRIENTES ORDINARIOS	758.682.895
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	700.000
Venta de otros bienes y servicios	700.000
TRANSFERENCIAS CORRIENTES	757.982.895
Transferencias corrientes del sector público	757.982.895
Transferencias corrientes internas recibidas del sector público	757.982.895
De la República	757.982.895
TOTAL RECURSOS	**758.682.895**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**659.859.728**
GASTOS DE CONSUMO	543.163.753
Remuneraciones	404.871.584
Sueldos, salarios y otras retribuciones	153.814.638
Beneficios y complementos de sueldos y salarios	109.245.925
Aportes patronales	24.423.925
Asistencia socioeconómica	116.963.096
Otros gastos de personal	424.000
Compra de bienes y servicios	138.152.755
Bienes de consumo	17.848.931
Servicios no personales	120.303.824
Impuestos indirectos	139.414
TRANSFERENCIAS Y DONACIONES CORRIENTES	116.695.975
Al sector privado	116.695.975
Transferencias corrientes al sector privado	116.695.676
Directas a personas	100.396.426
Pensiones y otros beneficios asociados	6.243.751
Jubilaciones y otros beneficios asociados	81.727.755
Otras transferencias directas a personas	12.424.920
A instituciones sin fines de lucro	16.299.000
Otras transferencias corrientes internas al sector privado	250
Donaciones corrientes al sector privado	299
Donaciones a personas	299
GASTOS DE CAPITAL	**8.947.482**
INVERSIÓN REAL DIRECTA	8.947.482
Formación bruta de capital fijo	8.889.032
Maquinaria, equipos y otros bienes muebles	5.416.428
Bienes preexistentes	556.990
Construcciones de bienes de dominio privado	2.842.534
Construcciones de bienes de dominio público	73.080

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	58.450
APLICACIONES FINANCIERAS	**89.875.685**
DISMINUCIÓN DE PASIVOS	89.875.685
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
Disminución de otros pasivos	86.875.685
Disminución de provisiones y reservas técnicas	81.029.442
Disminución de provisiones	81.029.442
Disminución de provisiones para beneficios sociales	81.029.442
Disminución de obligaciones de ejercicios anteriores	5.846.243
TOTAL GASTOS	**758.682.895**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123852	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			8.821		1.718.126			1.718.126
123854	Formación de Estudiantes en Carreras	matricula			45.592		74.262.375			74.262.375
123861	Investigación , Innovación y Gestión del Conocimiento	investigación			700		3.863.504			3.863.504
123872	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	22.000	22.904	44.904		94.436.490			94.436.490
123874	Sistema de Recursos para la Formación e Intercambio Académico	usuario	106.590	71.060	177.650		10.658.190			10.658.190
123939	Formación de Postgrado o Estudios Avanzados	matrícula			2.270	700.000	2.577.074			3.277.074
123947	Intercambio y Gestión del Conocimiento con la Sociedad	persona	30.000	104.581	134.581		9.235.957			9.235.957
123950	Desarrollo y Mantenimiento de la Infraestructura Física de la UNEFM	metro cuadrado			751.740		26.149.071			26.149.071
123955	Territorialización y Municipalización de la Educación Universitaria.	plan			64		47.398.584			47.398.584
					TOTAL	700.000	270.299.371			270.999.371

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		238.288.177			238.288.177
02	Gestión administrativa		161.423.841			161.423.841
03	Previsión y protección social		87.971.506			87.971.506
	TOTAL		**487.683.524**			**487.683.524**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.144**	**997**		**2.141**	**71.827.632**	**671.202**	**72.498.834**
Directivo	82	27		109	3.773.496		3.773.496
Profesional y Técnico	256	204		460	15.686.220		15.686.220
Personal Administrativo	80	47		127	3.306.690		3.306.690
Personal Docente	603	422		1.025	39.494.640	671.202	40.165.842
Obrero	123	297		420	9.566.586		9.566.586
Personal Fijo a Tiempo Parcial		**3**		**3**	**78.618**		**78.618**
Profesional y Técnico		2		2	36.702		36.702
Personal Docente		1		1	41.916		41.916
Personal Contratado	**1.595**	**1.218**		**2.813**	**67.917.186**		**67.917.186**
Directivo	2	2		4	36.432		36.432
Profesional y Técnico	93	85		178	5.139.798		5.139.798
Personal Administrativo	78	59		137	2.948.376		2.948.376
Personal Docente	1.358	999		2.357	56.863.008		56.863.008
Obrero	64	73		137	2.929.572		2.929.572
TOTAL	**2.739**	**2.218**		**4.957**	**139.823.436**	**671.202**	**140.494.638**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**489**	**495**	**984**	**81.727.755**
Empleados	248	133	381	38.907.550
Docentes	171	270	441	34.045.226
Obreros	70	92	162	8.774.979
Pensionados	**31**	**58**	**89**	**6.243.751**
Empleados	24	16	40	2.419.483
Docentes	5	30	35	2.836.845
Obreros	2	12	14	987.423
TOTAL	**520**	**553**	**1.073**	**87.971.506**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	404.871.584
4.02	Materiales, suministros y mercancías	17.848.931
4.03	Servicios no personales	120.443.238
4.04	Activos reales	8.947.482
4.07	Transferencias y donaciones	116.695.975
4.11	Disminución de pasivos	89.875.685
	TOTAL	**758.682.895**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**758.682.895**
INGRESOS CORRIENTES ORDINARIOS	758.682.895
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	700.000
Venta de otros bienes y servicios	700.000
TRANSFERENCIAS CORRIENTES	757.982.895
Transferencias corrientes del sector público	757.982.895
Transferencias corrientes internas recibidas del sector público	757.982.895
De la República	757.982.895
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	757.982.895
- Recursos Ordinarios	757.982.895
1.2 GASTOS CORRIENTES	**659.859.728**
GASTOS DE CONSUMO	543.163.753
Remuneraciones	404.871.584
Sueldos, salarios y otras retribuciones	153.814.638
Beneficios y complementos de sueldos y salarios	109.245.925
Aportes patronales	24.423.925
Asistencia socioeconómica	116.963.096
Otros gastos de personal	424.000
Compra de bienes y servicios	138.152.755
Bienes de consumo	17.848.931
Servicios no personales	120.303.824
Impuestos indirectos	139.414
TRANSFERENCIAS Y DONACIONES CORRIENTES	116.695.975
Al sector privado	116.695.975
Transferencias corrientes al sector privado	116.695.676
Directas a personas	100.396.426
Pensiones y otros beneficios asociados	6.243.751
Jubilaciones y otros beneficios asociados	81.727.755
Otras transferencias directas a personas	12.424.920

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	16.299.000
Otras transferencias corrientes internas al sector privado	250
Donaciones corrientes al sector privado	299
Donaciones a personas	299
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**98.823.167**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**98.823.167**
RECURSOS PROPIOS DE CAPITAL	98.823.167
Ahorro en cuenta corriente	98.823.167
2.2 GASTOS DE CAPITAL	**8.947.482**
INVERSIÓN REAL DIRECTA	8.947.482
Formación bruta de capital fijo	8.889.032
Maquinaria, equipos y otros bienes muebles	5.416.428
Bienes preexistentes	556.990
Construcciones de bienes de dominio privado	2.842.534
Construcciones de bienes de dominio público	73.080
Bienes intangibles	58.450
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**89.875.685**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**89.875.685**
SUPERÁVIT FINANCIERO	89.875.685
3.2 APLICACIONES FINANCIERAS	**89.875.685**
DISMINUCIÓN DE PASIVOS	89.875.685
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
Disminución de otros pasivos	86.875.685
Disminución de provisiones y reservas técnicas	81.029.442

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de provisiones	81.029.442
Disminución de provisiones para beneficios sociales	81.029.442
Disminución de obligaciones de ejercicios anteriores	5.846.243

A0186

Universidad Nacional Experimental del Yaracuy (UNEY)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL YARACUY (UNEY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental del Yaracuy, se proyectará como una Institución científico educativa, moderna y de vanguardia, con capacidad de auto gestión, de reconocido prestigio regional, nacional e internacional por su excelencia académica y compromiso social, en la generación de los conocimientos científico competitivo, transferible a través de la formación integral de profesionales capacitados para interactuar con independencia y asertividad en sociedades globales y con capacidad de llevar adelante los cambios que el país necesita, que contribuyan a elevar la calidad de vida del ser humano, fortaleciendo así sus valores trascendentales y desarrollo integral.

A pesar de haber experimentado un crecimiento natural matricular, no ha dejado de prestar los servicios al estudiante, los cuales continúan creciendo diariamente de una manera más que proporcional al crecimiento de la matrícula. Se cuenta entre las primeras universidades del país, con más altos índices de estudiantes atendidos en comedor y transporte, número de becas en relación con el número total de estudiantes y continuará ejecutando sus proyectos académicos, de investigación, de mejoramiento de los servicios estudiantiles, así como los dirigidos al desarrollo de la creación y gestión social, científica, tecnológica y humanística. Por otra parte, los pregrados que tradicionalmente forman parte de la oferta de la Universidad, Ciencia y Cultura de la Alimentación, Ciencias del Deporte y Diseño Integral. Por último, el pregrado, "Comprensión de Venezuela", dirigido a indagar, analizar y entender nuestra cultura, mediante trabajos libres de investigación, docencia y extensión, profundizado con el convenio con la Casa Nacional de las Letras Andrés Bello.

En tal sentido la Universidad estima:

- Desarrollar programas y proyectos de formación que integren la cultura, la ciencia, y la técnica, vinculándose reflexivamente con las oportunidades y problemas sociales, dando respuestas creativas a las necesidades prácticas de la comunidad.
- Lograr ser un centro abierto a todas las búsquedas creativas del saber, con un sólido arraigo en la cultura del país y en sus tradiciones, que le permita una relación dinámica, pertinente e integral en el Estado Yaracuy y en la región, con capacidad de producir cambios en la educación, rescatando la universalidad de la misma, y de enriquecer y generar nuevos espacios para la conciencia ética ciudadana.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**107.461.920**
INGRESOS CORRIENTES ORDINARIOS	107.461.920
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.000
Venta de otros bienes y servicios	10.000
INGRESOS DE LA PROPIEDAD	184.800
Intereses	180.000
Intereses internos	180.000
Intereses por depósitos	180.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	4.800
Alquileres	4.800
TRANSFERENCIAS CORRIENTES	107.267.120
Transferencias corrientes del sector público	107.267.120
Transferencias corrientes internas recibidas del sector público	107.267.120
De la República	107.267.120
FUENTES DE FINANCIAMIENTO	**11.041.263**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.041.263
Disminución de otros activos financieros	11.041.263
Disminución de disponibilidades	11.041.263
Disminución de bancos	11.041.263
TOTAL RECURSOS	**118.503.183**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**116.869.434**
GASTOS DE CONSUMO	92.432.574
Remuneraciones	57.234.960
Sueldos, salarios y otras retribuciones	18.858.116
Beneficios y complementos de sueldos y salarios	14.419.459
Aportes patronales	2.859.263
Prestaciones sociales y otras indemnizaciones	5.193.967
Asistencia socioeconómica	15.904.155
Compra de bienes y servicios	31.752.412
Bienes de consumo	9.939.865
Servicios no personales	21.812.547
Impuestos indirectos	3.445.202
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.436.860
Al sector privado	22.426.959
Transferencias corrientes al sector privado	22.239.459
Directas a personas	21.563.959
Pensiones y otros beneficios asociados	807.077
Jubilaciones y otros beneficios asociados	2.936.882
Otras transferencias directas a personas	17.820.000
A instituciones sin fines de lucro	665.500
Otras transferencias corrientes internas al sector privado	10.000
Donaciones corrientes al sector privado	187.500
Donaciones a personas	166.500
Donaciones a instituciones sin fines de lucro	21.000
Al sector público	2.009.901
Transferencias corrientes al sector público	2.009.901
A los entes descentralizados sin fines empresariales para sus gastos	1.034.503
A instituciones de protección social para atender beneficios de la seguridad social	975.398

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**730.000**
INVERSIÓN REAL DIRECTA	730.000
Formación bruta de capital fijo	730.000
Maquinaria, equipos y otros bienes muebles	730.000
APLICACIONES FINANCIERAS	**903.749**
DISMINUCIÓN DE PASIVOS	903.749
Disminución de cuentas y efectos por pagar	903.749
Disminución de cuentas y efectos por pagar a corto plazo	903.749
Disminución de sueldos, salarios y otras remuneraciones por pagar	595.000
Disminución de aportes patronales y retenciones laborales por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución cuentas por pagar a proveedores a corto plazo	248.749
TOTAL GASTOS	**118.503.183**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123891	Formación de estudiantes en los Programas Nacionales de Formación	matrícula			858		8.179.365			8.179.365
123967	Formación de Estudiantes en Carreras	matrícula			1.742		24.583.387			24.583.387
123973	Investigación, Innovación y Gestión del Conocimiento	investigador			100		694.977			694.977
124112	Formación en Post Grado Estudios Avanzados	matrícula			69		537.149			537.149
124394	Sistema de Recursos para la Formación e Intercambio Académico	usuario	1.558	1.200	2.758		2.107.345			2.107.345
124605	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	1.300	1.300	2.600		40.117.808			40.117.808
124670	Intercambio y Gestión del Conocimiento con la Sociedad	programa			11		2.524.441			2.524.441
124705	Territorialización y Municipalización de la Educación Universitaria	plan			5		326.795			326.795
124838	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			69.152		4.557.135			4.557.135
					TOTAL		**83.628.402**			**83.628.402**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.401.418			15.401.418
02	Gestión administrativa	11.236.063	4.493.341			15.729.404
03	Previsión y protección social		3.743.959			3.743.959
	TOTAL	**11.236.063**	**23.638.718**			**34.874.781**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**96**	**101**		**197**	**11.030.211**	**140.539**	**11.170.750**
Alto Nivel y de Dirección	1			1	76.419	14.520	90.939
Directivo	11	4		15	910.827		910.827
Profesional y Técnico	27	17		44	2.308.995		2.308.995
Personal Administrativo	4	2		6	230.472		230.472
Personal Docente	38	49		87	6.009.192	126.019	6.135.211
Obrero	15	29		44	1.494.306		1.494.306
Personal Fijo a Tiempo Parcial	**1**			**1**	**63.018**		**63.018**
Personal Docente	1			1	63.018		63.018
Personal Contratado	**75**	**64**		**139**	**6.222.348**		**6.222.348**
Directivo	6	3		9	504.243		504.243
Profesional y Técnico	18	8		26	1.185.417		1.185.417
Personal Administrativo	5			5	184.014		184.014
Personal Docente	43	53		96	4.246.056		4.246.056
Obrero	3			3	102.618		102.618
TOTAL	**172**	**165**		**337**	**17.315.577**	**140.539**	**17.456.116**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**10**	**7**	**17**	**2.936.882**
Empleados	7	1	8	1.504.744
Docentes	3	6	9	1.432.138
Pensionados	**2**	**4**	**6**	**807.077**
Empleados	2	1	3	413.769
Docentes		1	1	89.753
Obreros		2	2	303.555
TOTAL	**12**	**11**	**23**	**3.743.959**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	57.234.960
4.02	Materiales, suministros y mercancías	9.939.865
4.03	Servicios no personales	25.257.749
4.04	Activos reales	730.000
4.07	Transferencias y donaciones	24.436.860
4.11	Disminución de pasivos	903.749
	TOTAL	**118.503.183**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**107.461.920**
INGRESOS CORRIENTES ORDINARIOS	107.461.920
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.000
Venta de otros bienes y servicios	10.000
INGRESOS DE LA PROPIEDAD	184.800
Intereses	180.000
Intereses internos	180.000
Intereses por depósitos	180.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	4.800
Alquileres	4.800
TRANSFERENCIAS CORRIENTES	107.267.120
Transferencias corrientes del sector público	107.267.120
Transferencias corrientes internas recibidas del sector público	107.267.120
De la República	107.267.120
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	107.267.120
-Recursos Ordinarios	107.267.120
1.2 GASTOS CORRIENTES	**116.869.434**
GASTOS DE CONSUMO	92.432.574
Remuneraciones	57.234.960
Sueldos, salarios y otras retribuciones	18.858.116
Beneficios y complementos de sueldos y salarios	14.419.459
Aportes patronales	2.859.263
Prestaciones sociales y otras indemnizaciones	5.193.967
Asistencia socioeconómica	15.904.155
Compra de bienes y servicios	31.752.412
Bienes de consumo	9.939.865
Servicios no personales	21.812.547
Impuestos indirectos	3.445.202

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.436.860
Al sector privado	22.426.959
Transferencias corrientes al sector privado	22.239.459
Directas a personas	21.563.959
Pensiones y otros beneficios asociados	807.077
Jubilaciones y otros beneficios asociados	2.936.882
Otras transferencias directas a personas	17.820.000
A instituciones sin fines de lucro	665.500
Otras transferencias corrientes internas al sector privado	10.000
Donaciones corrientes al sector privado	187.500
Donaciones a personas	166.500
Donaciones a instituciones sin fines de lucro	21.000
Al sector público	2.009.901
Transferencias corrientes al sector público	2.009.901
A los entes descentralizados sin fines empresariales para sus gastos	1.034.503
A instituciones de protección social para atender beneficios de la seguridad social	975.398
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(9.407.514)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(9.407.514)**
RECURSOS PROPIOS DE CAPITAL	(9.407.514)
Desahorro en cuenta corriente	(9.407.514)
2.2 GASTOS DE CAPITAL	**730.000**
INVERSIÓN REAL DIRECTA	730.000
Formación bruta de capital fijo	730.000
Maquinaria, equipos y otros bienes muebles	730.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(10.137.514)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.041.263**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.041.263
Disminución de otros activos financieros	11.041.263
Disminución de disponibilidades	11.041.263
Disminución de bancos	11.041.263
3.2 APLICACIONES FINANCIERAS	**11.041.263**
DISMINUCIÓN DE PASIVOS	903.749
Disminución de cuentas y efectos por pagar	903.749
Disminución de cuentas y efectos por pagar a corto plazo	903.749
Disminución de sueldos, salarios y otras remuneraciones por pagar	595.000
Disminución de aportes patronales y retenciones laborales por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución cuentas por pagar a proveedores a corto plazo	248.749
DÉFICIT FINANCIERO	10.137.514

A0191

Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)

OBSERVATORIO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (ONCTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Su objetivo consiste en surtir de información confiable y autorizada en temas relativos a la ciencia, la tecnología y la innovación con impacto directo en el desarrollo económico - social de la Nación. Para contribuir a las organizaciones públicas y privadas que conforman el Sistema Nacional de Ciencia, Tecnología e Innovación a decidir sobre esta materia.

Con este fin la gestión del Observatorio Nacional de Ciencia, Tecnología e Innovación para el ejercicio económico financiero 2015, estará orientado a obtener, coordinar, articular y producir información de manera confiable, en ciencia, tecnología e innovación en el territorio Nacional, con fines comparativos de interrelación y participación del Sector Público. según lo expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**15.545.100**
INGRESOS CORRIENTES ORDINARIOS	15.545.100
TRANSFERENCIAS CORRIENTES	15.545.100
Transferencias corrientes del sector público	15.545.100
Transferencias corrientes internas recibidas del sector público	15.545.100
De la República	15.545.100
INGRESOS DE CAPITAL	**1.896.668**
RECURSOS PROPIOS DE CAPITAL	1.896.668
Incremento de la depreciación y amortización acumuladas	1.896.668
FUENTES DE FINANCIAMIENTO	**10.626.232**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.626.232
Disminución de otros activos financieros	10.626.232
Disminución de disponibilidades	10.626.232
Disminución de caja	10.626.232
TOTAL RECURSOS	**28.068.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**25.931.000**
GASTOS DE CONSUMO	25.544.057
Remuneraciones	15.545.100
Sueldos, salarios y otras retribuciones	4.916.078
Beneficios y complementos de sueldos y salarios	3.840.931
Aportes patronales	545.026
Prestaciones sociales y otras indemnizaciones	973.805
Asistencia socioeconómica	5.019.089
Otros gastos de personal	250.171
Compra de bienes y servicios	7.331.499
Bienes de consumo	2.655.346
Servicios no personales	4.676.153
Impuestos indirectos	770.790
Depreciación y amortización	1.896.668
TRANSFERENCIAS Y DONACIONES CORRIENTES	386.943
Al sector privado	386.943
Transferencias corrientes al sector privado	386.943
Directas a personas	156.241
Jubilaciones y otros beneficios asociados	156.241
Otras transferencias corrientes internas al sector privado	230.702
GASTOS DE CAPITAL	**2.137.000**
INVERSIÓN REAL DIRECTA	2.137.000
Formación bruta de capital fijo	2.137.000
Maquinaria, equipos y otros bienes muebles	1.666.817
Construcciones de bienes de dominio privado	470.183
TOTAL GASTOS	**28.068.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125004	Desarrollo de indicadores para incidir en el diseño de las políticas públicas en materia de Ciencia, Tecnología e Innovación	estudio	4	4	8	1.508.784	1.761.085			3.269.869
125224	Generar espacios de encuentro entre los actores y usuarios del SNCTI, para el intercambio de conocimiento y saberes, contribuyendo al desarrollo de redes de investigadores e innovadores.	red			10	6.100.000	5.497.322			11.597.322
					TOTAL	**7.608.784**	**7.258.407**			**14.867.191**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	483.011	8.286.693			8.769.704
02	Gestión administrativa	4.144.162				4.144.162
03	Previsión y protección social	286.943				286.943
	TOTAL	**4.914.116**	**8.286.693**			**13.200.809**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**32**	**32**		**64**	**1.228.520**		**1.228.520**
Alto Nivel y de Dirección		1		1	50.276		50.276
Directivo	4	8		12	176.737		176.737
Profesional y Técnico	19	14		33	589.122		589.122
Personal Administrativo	9	9		18	412.385		412.385
Personal Contratado	**24**	**17**		**41**	**1.882.877**		**1.882.877**
Profesional y Técnico	20	14		34	1.412.158		1.412.158
Personal Administrativo	4	3		7	470.719		470.719
TOTAL	**56**	**49**		**105**	**3.111.397**		**3.111.397**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**3**		**3**	**156.241**
Empleados	3		3	156.241
TOTAL	**3**		**3**	**156.241**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	15.545.100
4.02	Materiales, suministros y mercancías	2.655.346
4.03	Servicios no personales	5.446.943
4.04	Activos reales	2.137.000
4.07	Transferencias y donaciones	386.943
4.08	Otros gastos	1.896.668
	TOTAL	**28.068.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**15.545.100**
INGRESOS CORRIENTES ORDINARIOS	15.545.100
TRANSFERENCIAS CORRIENTES	15.545.100
Transferencias corrientes del sector público	15.545.100
Transferencias corrientes internas recibidas del sector público	15.545.100
De la República	15.545.100
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	15.545.100
Recursos Ordinarios	15.545.100
1.2 GASTOS CORRIENTES	**25.931.000**
GASTOS DE CONSUMO	25.544.057
Remuneraciones	15.545.100
Sueldos, salarios y otras retribuciones	4.916.078
Beneficios y complementos de sueldos y salarios	3.840.931
Aportes patronales	545.026
Prestaciones sociales y otras indemnizaciones	973.805
Asistencia socioeconómica	5.019.089
Otros gastos de personal	250.171
Compra de bienes y servicios	7.331.499
Bienes de consumo	2.655.346
Servicios no personales	4.676.153
Impuestos indirectos	770.790
Depreciación y amortización	1.896.668
TRANSFERENCIAS Y DONACIONES CORRIENTES	386.943
Al sector privado	386.943
Transferencias corrientes al sector privado	386.943
Directas a personas	156.241
Jubilaciones y otros beneficios asociados	156.241
Otras transferencias corrientes internas al sector privado	230.702

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(10.385.900)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(8.489.232)**
RECURSOS PROPIOS DE CAPITAL	(8.489.232)
Desahorro en cuenta corriente	(10.385.900)
Incremento de la depreciación y amortización acumuladas	1.896.668
2.2 GASTOS DE CAPITAL	**2.137.000**
INVERSIÓN REAL DIRECTA	2.137.000
Formación bruta de capital fijo	2.137.000
Maquinaria, equipos y otros bienes muebles	1.666.817
Construcciones de bienes de dominio privado	470.183
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(10.626.232)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**10.626.232**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.626.232
Disminución de otros activos financieros	10.626.232
Disminución de disponibilidades	10.626.232
Disminución de caja	10.626.232
3.2 APLICACIONES FINANCIERAS	**10.626.232**
DÉFICIT FINANCIERO	10.626.232

A0196

Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA DE LA FUERZA ARMADA NACIONAL (UNEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional tiene como Misión, orientar y estimular la educación ejerciendo una función rectora basada en la ciencia, la cultura y la sociedad, que guíe los pasos hacia la universalidad del conocimiento y la ejecución de innovaciones tecnológicas e industriales, aportando al proceso de enseñanza aprendizaje una forma sólida e integral del recurso humano que necesita la Nación para su crecimiento y desarrollo.

Así mismo, tiene como visión ser una Institución de Educación Universitaria, con una estructura dinámica proyectada al ensayo de nuevas orientaciones en los sistemas de enseñanza, de investigación, de extensión y de administración educativa, caracterizada por su excelencia académica, sustentada en la búsqueda de la verdad y en el afianzamiento de los valores supremos del ser humano, en función de una sociedad democrática y del desarrollo soberano y autónomo del país.

En la actualidad se imparten las carreras largas en el área de la ingeniería, en las especialidades de: Ingeniería Aeronáutica, Eléctrica, Electrónica, Mecánica, Naval, Civil, Sistemas, Agrónoma, Agroindustrial, Petróleo, Petroquímica, Telecomunicaciones, Gas y Azúcar; así como también Licenciaturas en: Administración y Gestión Municipal, Administración de Desastres, Economía Social, Contaduría Pública, Turismo y Educación Integral. Igualmente carreras cortas de Técnicos Superiores Universitarios en: Análisis y Diseño de Sistemas, Comunicaciones y Electrónica, Mecánica Dental, Enfermería, Hotelería, Turismo, Agronomía, Hidrocarburos y Optometría Integral.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.268.490.107**
INGRESOS CORRIENTES ORDINARIOS	1.268.490.107
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	32.000.000
Venta de otros bienes y servicios	32.000.000
TRANSFERENCIAS CORRIENTES	1.236.490.107
Transferencias corrientes del sector público	1.236.490.107
Transferencias corrientes internas recibidas del sector público	1.236.490.107
De la República	1.236.490.107
TOTAL RECURSOS	**1.268.490.107**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.257.203.312**
GASTOS DE CONSUMO	1.161.969.158
Remuneraciones	1.066.582.038
Sueldos, salarios y otras retribuciones	309.306.971
Beneficios y complementos de sueldos y salarios	385.123.593
Aportes patronales	46.041.044
Prestaciones sociales y otras indemnizaciones	78.805.914
Asistencia socioeconómica	245.076.247
Otros gastos de personal	2.228.269
Compra de bienes y servicios	90.817.901
Bienes de consumo	11.000.000
Servicios no personales	79.817.901
Impuestos indirectos	4.569.219
TRANSFERENCIAS Y DONACIONES CORRIENTES	95.234.154
Al sector privado	86.260.479
Transferencias corrientes al sector privado	86.260.479
Directas a personas	86.260.479
Pensiones y otros beneficios asociados	902.823
Jubilaciones y otros beneficios asociados	15.154.356
Otras transferencias directas a personas	70.203.300
Al sector público	8.973.675
Transferencias corrientes al sector público	8.973.675
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	8.973.675
GASTOS DE CAPITAL	**11.286.795**
INVERSIÓN REAL DIRECTA	11.286.795
Formación bruta de capital fijo	11.286.795
Maquinaria, equipos y otros bienes muebles	10.635.647
Construcciones de bienes de dominio privado	651.148
TOTAL GASTOS	**1.268.490.107**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123989	Investigación, innovación y gestión del conocimiento	proyecto de investigación			8		1.716.931			1.716.931
124032	Sistema de Recursos para la Formación e Intercambio Académico	usuario	30.800	30.800	61.600		2.000.000			2.000.000
124035	Formación de Estudiantes en los Programas Nacionales de Formación	matrícula	1.282	1.282	2.564		14.018.786			14.018.786
124064	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	17.255	17.256	34.511		119.891.959			119.891.959
124102	Formación de estudiantes en carreras	matrícula			142.436		446.476.694			446.476.694
124158	Intercambio y Gestión del Conocimiento con la Sociedad	actividad			3.474		84.374.921			84.374.921
124177	Formación en Postgrado o Estudios Avanzados	matrícula			11.005	32.000.000	117.104.068			149.104.068
124260	Territorialización y Municipalización de la Educación Universitaria	actividad			3		3.883.461			3.883.461
124815	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			13.872		99.106.968			99.106.968
					TOTAL	**32.000.000**	**888.573.788**			**920.573.788**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		278.804.534			278.804.534
02	Gestión administrativa		53.054.606			53.054.606
03	Previsión y protección social		16.057.179			16.057.179
	TOTAL		**347.916.319**			**347.916.319**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5.016**	**3.350**		**8.366**	**202.028.235**	**6.530.613**	**208.558.848**
Alto Nivel y de Dirección		1		1	3.533.607		3.533.607
Profesional y Técnico	1.202	821		2.023	48.074.878		48.074.878
Personal Administrativo	358	239		597	14.792.272		14.792.272
Personal Docente	3.090	2.048		5.138	122.036.230	6.530.613	128.566.843
Obrero	366	241		607	13.591.248		13.591.248
Personal Fijo a Tiempo Parcial	**5.927**	**4.107**		**10.034**	**74.954.369**		**74.954.369**
Personal Docente	5.927	4.107		10.034	74.954.369		74.954.369
Personal Contratado	**1.592**	**1.060**		**2.652**	**25.793.754**		**25.793.754**
Personal Docente	1.592	1.060		2.652	25.793.754		25.793.754
TOTAL	**12.535**	**8.517**		**21.052**	**302.776.358**	**6.530.613**	**309.306.971**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**91**	**64**	**155**	**15.154.356**
Empleados	48	38	86	6.178.148
Docentes	24	12	36	6.274.881
Obreros	19	14	33	2.701.327
Pensionados	**3**	**5**	**8**	**902.823**
Docentes		2	2	210.764
Militares		1	1	91.066
Obreros	3	2	5	600.993
TOTAL	**94**	**69**	**163**	**16.057.179**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.066.582.038
4.02	Materiales, suministros y mercancías	11.000.000
4.03	Servicios no personales	84.387.120
4.04	Activos reales	11.286.795
4.07	Transferencias y donaciones	95.234.154
	TOTAL	**1.268.490.107**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.268.490.107**
INGRESOS CORRIENTES ORDINARIOS	1.268.490.107
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	32.000.000
Venta de otros bienes y servicios	32.000.000
TRANSFERENCIAS CORRIENTES	1.236.490.107
Transferencias corrientes del sector público	1.236.490.107
Transferencias corrientes internas recibidas del sector público	1.236.490.107
De la República	1.236.490.107
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	1.196.490.107
-Recursos Ordinarios	1.196.490.107
Ministerio del Poder Popular para la Defensa	40.000.000
-Recursos Ordinarios	40.000.000
1.2 GASTOS CORRIENTES	**1.257.203.312**
GASTOS DE CONSUMO	1.161.969.158
Remuneraciones	1.066.582.038
Sueldos, salarios y otras retribuciones	309.306.971
Beneficios y complementos de sueldos y salarios	385.123.593
Aportes patronales	46.041.044
Prestaciones sociales y otras indemnizaciones	78.805.914
Asistencia socioeconómica	245.076.247
Otros gastos de personal	2.228.269
Compra de bienes y servicios	90.817.901
Bienes de consumo	11.000.000
Servicios no personales	79.817.901
Impuestos indirectos	4.569.219

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	95.234.154
Al sector privado	86.260.479
Transferencias corrientes al sector privado	86.260.479
Directas a personas	86.260.479
Pensiones y otros beneficios asociados	902.823
Jubilaciones y otros beneficios asociados	15.154.356
Otras transferencias directas a personas	70.203.300
Al sector público	8.973.675
Transferencias corrientes al sector público	8.973.675
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	8.973.675
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**11.286.795**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**11.286.795**
RECURSOS PROPIOS DE CAPITAL	11.286.795
Ahorro en cuenta corriente	11.286.795
2.2 GASTOS DE CAPITAL	**11.286.795**
INVERSIÓN REAL DIRECTA	11.286.795
Formación bruta de capital fijo	11.286.795
Maquinaria, equipos y otros bienes muebles	10.635.647
Construcciones de bienes de dominio privado	651.148
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0208

Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SUR DEL LAGO "JESÚS MARÍA SEMPRÚM" (UNESUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm", desarrolla proyectos y actividades en la docencia, investigación y extensión, siendo llamada a contribuir con el gran propósito de transformación social nacional dirigido por el Ministerio del Poder Popular para la Educación Universitaria. Es nuestra responsabilidad apoyar nuestra sociedad en la formación de profesionales que participen en la producción de conocimiento y soluciones que garanticen el bienestar social y que despierten su sensibilidad con los problemas de la universidad y la sociedad venezolana. Además de ayudar a capacitar a las comunidades para la construcción de redes regionales de cooperación, con espacios para el diálogo y estrategias, que contribuye en crear una cultura de cooperación solidaria, articulando recursos y proyectos que puedan fortalecer el desarrollo nacional, regional y local no dependiente de una economía petrolera y por el contrario, generar riquezas con un alto valor social, productivo e innovador. De esta manera, brindará apoyo en el combate de la pobreza y el desempleo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**204.425.694**
INGRESOS CORRIENTES ORDINARIOS	204.425.694
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	551.000
Venta de otros bienes y servicios	551.000
INGRESOS DE LA PROPIEDAD	49.000
Intereses	36.000
Intereses internos	36.000
Intereses por depósitos	36.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	13.000
Alquileres	13.000
TRANSFERENCIAS CORRIENTES	203.825.694
Transferencias corrientes del sector público	203.825.694
Transferencias corrientes internas recibidas del sector público	203.825.694
De la República	203.825.694
TOTAL RECURSOS	**204.425.694**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**202.251.383**
GASTOS DE CONSUMO	172.733.351
Remuneraciones	134.597.370
Sueldos, salarios y otras retribuciones	47.755.391
Beneficios y complementos de sueldos y salarios	39.355.795
Aportes patronales	4.454.264
Prestaciones sociales y otras indemnizaciones	16.639.496
Asistencia socioeconómica	26.392.424
Compra de bienes y servicios	35.407.386
Bienes de consumo	11.862.373
Servicios no personales	23.545.013
Impuestos indirectos	2.728.595
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.518.032
Al sector privado	27.989.339
Transferencias corrientes al sector privado	27.889.339
Directas a personas	26.494.906
Jubilaciones y otros beneficios asociados	3.940.306
Otras transferencias directas a personas	22.554.600
A instituciones sin fines de lucro	1.008.183
Otras transferencias corrientes internas al sector privado	386.250
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
Al sector público	1.528.693
Transferencias corrientes al sector público	1.528.693
A los entes descentralizados sin fines empresariales para sus gastos	1.528.693
GASTOS DE CAPITAL	**2.174.311**
INVERSIÓN REAL DIRECTA	2.174.311
Formación bruta de capital fijo	2.174.311
Maquinaria, equipos y otros bienes muebles	2.174.311
TOTAL GASTOS	**204.425.694**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123848	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			791		7.644.301			7.644.301
123860	Formación de Estudiantes en Carreras	matrícula			6.640		66.641.442			66.641.442
123865	Formación de Postgrado o Estudios Avanzados	matrícula			370	24.000	705.676			729.676
123919	Investigación, innovación y gestión del conocimiento	investigación			4		2.571.321			2.571.321
123921	Sistema de recursos para la formación e intercambio académico	usuario	9.000	7.000	16.000	456.500	11.320.713			11.777.213
123922	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	4.100	4.100	8.200		50.162.608			50.162.608
123990	Intercambio y Gestión del Conocimiento con la Sociedad	estudiante	1.350	1.350	2.700	69.500	5.834.955			5.904.455
123991	Desarrollo y Mantenimiento de la Infraestructura Física	metro cuadrado			195.420		27.657.977			27.657.977
123992	Territorialización y Municipalización de la Educación Universitaria	plan			25		737.780			737.780
					TOTAL	**550.000**	**173.276.773**			**173.826.773**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2015
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		19.765.788			19.765.788
02	Gestión administrativa	50.000	6.842.827			6.892.827
03	Previsión y protección social		3.940.306			3.940.306
	TOTAL	**50.000**	**30.548.921**			**30.598.921**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**238**	**335**	**47**	**620**	**26.123.064**	**1.926.264**	**28.049.328**
Profesional y Técnico	109	89	6	204	8.936.239		8.936.239
Personal Administrativo	44	11	4	59	1.879.904		1.879.904
Personal Docente	54	102		156	9.070.912	1.926.264	10.997.176
Obrero	31	133	37	201	6.236.009		6.236.009
Personal Contratado	**272**	**263**		**535**	**19.706.063**		**19.706.063**
Profesional y Técnico	1	3		4	162.272		162.272
Personal Docente	271	260		531	19.543.791		19.543.791
TOTAL	**510**	**598**	**47**	**1.155**	**45.829.127**	**1.926.264**	**47.755.391**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**17**	**20**	**37**	**3.940.306**
Empleados	12	5	17	1.824.386
Docentes	5	4	9	1.032.025
Obreros		11	11	1.083.895
TOTAL	**17**	**20**	**37**	**3.940.306**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	134.597.370
4.02	Materiales, suministros y mercancías	11.862.373
4.03	Servicios no personales	26.273.608
4.04	Activos reales	2.174.311
4.07	Transferencias y donaciones	29.518.032
	TOTAL	**204.425.694**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**204.425.694**
INGRESOS CORRIENTES ORDINARIOS	204.425.694
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	551.000
Venta de otros bienes y servicios	551.000
INGRESOS DE LA PROPIEDAD	49.000
Intereses	36.000
Intereses internos	36.000
Intereses por depósitos	36.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	13.000
Alquileres	13.000
TRANSFERENCIAS CORRIENTES	203.825.694
Transferencias corrientes del sector público	203.825.694
Transferencias corrientes internas recibidas del sector público	203.825.694
De la República	203.825.694
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	203.825.694
- Recursos Ordinarios	203.825.694
1.2 GASTOS CORRIENTES	**202.251.383**
GASTOS DE CONSUMO	172.733.351
Remuneraciones	134.597.370
Sueldos, salarios y otras retribuciones	47.755.391
Beneficios y complementos de sueldos y salarios	39.355.795
Aportes patronales	4.454.264
Prestaciones sociales y otras indemnizaciones	16.639.496
Asistencia socioeconómica	26.392.424
Compra de bienes y servicios	35.407.386
Bienes de consumo	11.862.373
Servicios no personales	23.545.013
Impuestos indirectos	2.728.595

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.518.032
Al sector privado	27.989.339
Transferencias corrientes al sector privado	27.889.339
Directas a personas	26.494.906
Jubilaciones y otros beneficios asociados	3.940.306
Otras transferencias directas a personas	22.554.600
A instituciones sin fines de lucro	1.008.183
Otras transferencias corrientes internas al sector privado	386.250
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
Al sector público	1.528.693
Transferencias corrientes al sector público	1.528.693
A los entes descentralizados sin fines empresariales para sus gastos	1.528.693
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.174.311**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.174.311**
RECURSOS PROPIOS DE CAPITAL	2.174.311
Ahorro en cuenta corriente	2.174.311
2.2 GASTOS DE CAPITAL	**2.174.311**
INVERSIÓN REAL DIRECTA	2.174.311
Formación bruta de capital fijo	2.174.311
Maquinaria, equipos y otros bienes muebles	2.174.311

A0209

Centro Nacional de Tecnologías de Información (CNTI)

CENTRO NACIONAL DE TECNOLOGÍAS DE INFORMACIÓN (CNTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Centro Nacional de Tecnologías de Información (CNTI) tiene como misión potenciar los esfuerzos en materia de Tecnologías de Información, que se desarrollen en el sector Gobierno y en las comunidades organizadas, con el fin de contribuir a la eficiencia y efectividad del Estado, así como impulsar el desarrollo y fortalecimiento de la capacidad nacional del sector de las Tecnologías de Información (TI) y sus objetivos generales son:

- Contribuir a la implantación de Tecnologías de Información Libres en el Gobierno Nacional para el fomento y consolidación de la soberanía de la Nación.
- Implantar y articular plataformas y servicios en tecnologías de información libres para agilizar los procesos de servicios públicos en beneficio de las comunidades dentro del marco de eficiencia, eficacia y transparencia.
- Contribuir con el desarrollo de las comunidades organizadas respecto a su educación y formación, haciendo uso efectivo de las Tecnologías de Información.
- Fortalecer el proceso de desarrollo endógeno, la independencia tecnológica y la consolidación de la Industria Nacional de Tecnologías de Información Libres.
- Impulsar al CNTI hacia un tipo de organización ágil, eficiente, dinámica y con una alta capacidad de respuesta a las necesidades de la sociedad y del Estado en materia de Tecnologías de Información.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**55.752.273**
INGRESOS CORRIENTES ORDINARIOS	55.752.273
TRANSFERENCIAS CORRIENTES	55.752.273
Transferencias corrientes del sector público	55.752.273
Transferencias corrientes internas recibidas del sector público	55.752.273
De la República	55.752.273
FUENTES DE FINANCIAMIENTO	**11.134.030**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.134.030
Disminución de otros activos financieros	11.134.030
Disminución de disponibilidades	11.134.030
Disminución de bancos	11.134.030
TOTAL RECURSOS	**66.886.303**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**66.886.303**
GASTOS DE CONSUMO	66.631.182
Remuneraciones	59.313.938
Sueldos, salarios y otras retribuciones	21.657.697
Beneficios y complementos de sueldos y salarios	11.787.373
Aportes patronales	1.763.292
Prestaciones sociales y otras indemnizaciones	7.102.552
Asistencia socioeconómica	17.003.024
Compra de bienes y servicios	6.375.160
Bienes de consumo	2.241.991
Servicios no personales	4.133.169
Impuestos indirectos	942.084
TRANSFERENCIAS Y DONACIONES CORRIENTES	255.121
Al sector privado	255.121
Transferencias corrientes al sector privado	255.121
Directas a personas	255.121
Pensiones y otros beneficios asociados	255.121
TOTAL GASTOS	**66.886.303**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125037	Automatización de trámites en medios electrónicos para la Administración Pública Nacional en el marco de la ejecución de la II Etapa del Plan Nacional de Gobierno Electrónico en Venezuela, basados en Tecnologías de Información Libres para atender las necesidades del Poder Público y Popular.	trámite			400	660.946	24.065.994			24.726.940
125043	Desarrollar una nueva versión del sistema de operaciones Canaima GNU/Linux que apoye la actualización e incorporación de los contenidos en Canaima Educativo a nivel nacional.	software			17	8.427.474				8.427.474
125091	Optimizar aplicaciones de uso común en Software Libre que automaticen los procesos internos y mejoren la gestión del Poder Público, contribuyendo a la eficiencia del Estado venezolano.	solución			6	1.263.227	4.791.017			6.054.244
					TOTAL	10.351.647	28.857.011			39.208.658

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		26.640.141			26.640.141
02	Gestión administrativa	782.383				782.383
03	Previsión y protección social		255.121			255.121
	TOTAL	782.383	26.895.262			27.677.645

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**134**	**118**		**252**	**11.232.990**	**1.662.239**	**12.895.229**
Alto Nivel y de Dirección		1		1	201.846	65.400	267.246
Profesional y Técnico	108	105		213	9.696.942	1.379.882	11.076.824
Personal Administrativo	19	6		25	1.002.462	140.322	1.142.784
Obrero	7	6		13	331.740	76.635	408.375
Personal Contratado	**5**	**5**		**10**	**3.816.786**		**3.816.786**
Profesional y Técnico	5	5		10	3.816.786		3.816.786
TOTAL	**139**	**123**		**262**	**15.049.776**	**1.662.239**	**16.712.015**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**4**	**1**	**5**	**255.121**
Empleados	4	1	5	255.121
TOTAL	**4**	**1**	**5**	**255.121**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	59.313.938
4.02	Materiales, suministros y mercancías	2.241.991
4.03	Servicios no personales	5.075.253
4.07	Transferencias y donaciones	255.121
	TOTAL	**66.886.303**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**55.752.273**
INGRESOS CORRIENTES ORDINARIOS	55.752.273
TRANSFERENCIAS CORRIENTES	55.752.273
Transferencias corrientes del sector público	55.752.273
Transferencias corrientes internas recibidas del sector público	55.752.273
De la República	55.752.273
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	55.752.273
- Recursos Ordinarios	55.752.273
1.2 GASTOS CORRIENTES	**66.886.303**
GASTOS DE CONSUMO	66.631.182
Remuneraciones	59.313.938
Sueldos, salarios y otras retribuciones	21.657.697
Beneficios y complementos de sueldos y salarios	11.787.373
Aportes patronales	1.763.292
Prestaciones sociales y otras indemnizaciones	7.102.552
Asistencia socioeconómica	17.003.024
Compra de bienes y servicios	6.375.160
Bienes de consumo	2.241.991
Servicios no personales	4.133.169
Impuestos indirectos	942.084
TRANSFERENCIAS Y DONACIONES CORRIENTES	255.121
Al sector privado	255.121
Transferencias corrientes al sector privado	255.121
Directas a personas	255.121
Pensiones y otros beneficios asociados	255.121
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(11.134.030)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(11.134.030)**
RECURSOS PROPIOS DE CAPITAL	(11.134.030)
Desahorro en cuenta corriente	(11.134.030)
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(11.134.030)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.134.030**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.134.030
Disminución de otros activos financieros	11.134.030
Disminución de disponibilidades	11.134.030
Disminución de bancos	11.134.030
3.2 APLICACIONES FINANCIERAS	**11.134.030**
DÉFICIT FINANCIERO	11.134.030

A0226

Academia de Ciencias Agrícolas de Venezuela (ACAV)

ACADEMIA DE CIENCIAS AGRÍCOLAS DE VENEZUELA (ACAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Academia de Ciencias Agrícolas para el año 2015 continuará gestionando y ejecutando los procesos de formación, investigación, innovación y prestación de servicios especializados en el sistema agroalimentario nacional, a los fines de dinamizar la producción agrícola y fortalecimiento tecnológico, para garantizar la soberanía agroalimentaria conforme lo establecido en las "Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

En este sentido la institución busca incrementar la participación y capacidades técnicas de los productores, instituciones y organizaciones socio productivas en el manejo de alternativas tecnológicas sustentables, para el aprovechamiento integral de los recursos, para lo cual dispone del proyecto de desarrollo integral socio productivo de las cuencas Masparro, Bocono, Tucupido y el proyecto consolidación de la plataforma socio-tecnológica del observatorio nacional de formación, investigación e innovación del sector agrícola.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**23.207.795**
INGRESOS CORRIENTES ORDINARIOS	23.207.795
TRANSFERENCIAS CORRIENTES	23.207.795
Transferencias corrientes del sector público	23.207.795
Transferencias corrientes internas recibidas del sector público	23.207.795
De la República	17.187.405
De los entes descentralizados sin fines empresariales	6.020.390
FUENTES DE FINANCIAMIENTO	**7.345.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.345.000
Disminución de otros activos financieros	7.345.000
Disminución de disponibilidades	7.345.000
Disminución de caja	7.345.000
TOTAL RECURSOS	**30.552.795**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**29.008.795**
GASTOS DE CONSUMO	29.008.795
Remuneraciones	15.703.470
Sueldos, salarios y otras retribuciones	5.338.419
Beneficios y complementos de sueldos y salarios	5.448.754
Aportes patronales	1.228.178
Prestaciones sociales y otras indemnizaciones	972.759
Asistencia socioeconómica	2.715.360
Compra de bienes y servicios	12.151.371
Bienes de consumo	4.079.316
Servicios no personales	8.072.055
Impuestos indirectos	1.153.954
GASTOS DE CAPITAL	**1.544.000**
INVERSIÓN REAL DIRECTA	1.544.000
Formación bruta de capital fijo	1.544.000
Maquinaria, equipos y otros bienes muebles	1.544.000
TOTAL GASTOS	**30.552.795**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125360	Desarrollo integral socio productivo de las cuencas Masparro, Bocono - Tucupido.	asistencia técnica			19	6.955.000	3.202.338		6.020.390	16.177.728
125363	Consolidación de la plataforma socio-tecnológica del Observatorio Nacional de Formación, Investigación e Innovación del sector Agrícola.	Plataforma tecnológica			1	390.000	536.710			926.710
					TOTAL	**7.345.000**	**3.739.048**		**6.020.390**	**17.104.438**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		11.964.422			11.964.422
02	Gestión administrativa		1.483.935			1.483.935
	TOTAL		**13.448.357**			**13.448.357**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**9**	**3**		**12**	**793.811**		**793.811**
Alto Nivel y de Dirección	7	3		10	673.095		673.095
Directivo	2			2	120.716		120.716
Personal Contratado	**32**	**49**		**81**	**3.350.330**		**3.350.330**
Profesional y Técnico	6	10		16	933.200		933.200
Personal Administrativo	17	11		28	1.158.716		1.158.716
Obrero	9	28		37	1.258.414		1.258.414
TOTAL	**41**	**52**		**93**	**4.144.141**		**4.144.141**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	15.703.470
4.02	Materiales, suministros y mercancías	4.079.316
4.03	Servicios no personales	9.226.009
4.04	Activos reales	1.544.000
	TOTAL	**30.552.795**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**23.207.795**
INGRESOS CORRIENTES ORDINARIOS	23.207.795
TRANSFERENCIAS CORRIENTES	23.207.795
Transferencias corrientes del sector público	23.207.795
Transferencias corrientes internas recibidas del sector público	23.207.795
De la República	17.187.405
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	17.187.405
-Recursos Ordinarios	17.187.405
De los entes descentralizados sin fines empresariales	6.020.390
1.2 GASTOS CORRIENTES	**29.008.795**
GASTOS DE CONSUMO	29.008.795
Remuneraciones	15.703.470
Sueldos, salarios y otras retribuciones	5.338.419
Beneficios y complementos de sueldos y salarios	5.448.754
Aportes patronales	1.228.178
Prestaciones sociales y otras indemnizaciones	972.759
Asistencia socioeconómica	2.715.360
Compra de bienes y servicios	12.151.371
Bienes de consumo	4.079.316
Servicios no personales	8.072.055
Impuestos indirectos	1.153.954
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(5.801.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(5.801.000)**
RECURSOS PROPIOS DE CAPITAL	(5.801.000)
Desahorro en cuenta corriente	(5.801.000)
2.2 GASTOS DE CAPITAL	**1.544.000**
INVERSIÓN REAL DIRECTA	1.544.000
Formación bruta de capital fijo	1.544.000
Maquinaria, equipos y otros bienes muebles	1.544.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(7.345.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**7.345.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.345.000
Disminución de otros activos financieros	7.345.000
Disminución de disponibilidades	7.345.000
Disminución de caja	7.345.000
3.2 APLICACIONES FINANCIERAS	**7.345.000**
DÉFICIT FINANCIERO	7.345.000

A0257

Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO PORTUGUESA "JUAN DE JESÚS MONTILLA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del Estado Portuguesa, "Juan de Jesús Montilla", antiguo Instituto Universitario de Tecnología del Estado Portuguesa (IUTEP) tiene la Misión de educar y formar profesionales Universitarios, así como también, profesionales de cuarto nivel, en estudios de Investigación y de Postgrado capacitados para contribuir con el desarrollo económico y social de la región y del país, mediante la satisfacción de necesidades referidas a la formación integral de ciudadanos responsables, comprometidos con su entorno socio-cultural, gestores de sus propios conocimientos; es decir, egresados de la más alta calidad en transferencia y manejo de tecnologías, ajustadas a los tiempos modernos y a los requerimientos de la comunidad. Por consiguiente, la Universidad promoverá la investigación científico-tecnológica en esta dirección para así asumir posiciones de liderazgo en el contexto de la educación universitaria, tanto regional, como nacional; mediante un plan estratégico que garantice el trabajo y la participación colectiva.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**196.564.694**
INGRESOS CORRIENTES ORDINARIOS	196.564.694
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	30.000
Venta de otros bienes y servicios	30.000
INGRESOS DE LA PROPIEDAD	70.000
Intereses	70.000
Intereses internos	70.000
Intereses por depósitos	70.000
TRANSFERENCIAS CORRIENTES	196.464.694
Transferencias corrientes del sector público	196.464.694
Transferencias corrientes internas recibidas del sector público	196.464.694
De la República	196.464.694
FUENTES DE FINANCIAMIENTO	**3.389.464**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.389.464
Disminución de otros activos financieros	3.389.464
Disminución de disponibilidades	3.389.464
Disminución de caja	3.389.464
TOTAL RECURSOS	**199.954.158**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**186.967.673**
GASTOS DE CONSUMO	143.076.894
Remuneraciones	94.758.829
Sueldos, salarios y otras retribuciones	29.532.615
Beneficios y complementos de sueldos y salarios	27.183.174
Aportes patronales	6.752.059
Prestaciones sociales y otras indemnizaciones	6.510.686
Asistencia socioeconómica	21.806.295
Otros gastos de personal	2.974.000
Compra de bienes y servicios	42.426.758
Bienes de consumo	4.821.740
Servicios no personales	37.605.018
Impuestos indirectos	5.891.307
GASTOS DE LA PROPIEDAD	5.000
Derechos sobre bienes intangibles	5.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.885.779
Al sector privado	42.412.294
Transferencias corrientes al sector privado	41.412.294
Directas a personas	39.997.794
Pensiones y otros beneficios asociados	8.974.168
Jubilaciones y otros beneficios asociados	19.844.226
Otras transferencias directas a personas	11.179.400
A instituciones sin fines de lucro	1.414.500
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
Al sector público	1.473.485
Transferencias corrientes al sector público	1.473.485
A los entes descentralizados sin fines empresariales para sus gastos	1.473.485

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**9.597.021**
INVERSIÓN REAL DIRECTA	9.597.021
Formación bruta de capital fijo	9.597.021
Maquinaria, equipos y otros bienes muebles	9.497.021
Construcciones de bienes de dominio privado	100.000
APLICACIONES FINANCIERAS	**3.389.464**
DISMINUCIÓN DE PASIVOS	3.389.464
Disminución de cuentas y efectos por pagar	3.344.654
Disminución de cuentas y efectos por pagar a corto plazo	3.344.654
Disminución de sueldos, salarios y otras remuneraciones por pagar	355.044
Disminución de aportes patronales y retenciones laborales por pagar	2.989.610
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	2.529.056
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	598
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	455.386
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	596
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	3.974
Disminución de otros pasivos	44.810
Disminución de fondos de terceros	44.810
Disminución de otros fondos de terceros	44.810
TOTAL GASTOS	**199.954.158**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124130	Formación de estudiantes en los programas nacionales de formación.	matrícula			20.808		53.141.230			53.141.230
124246	Formación en postgrado o estudios avanzados	matrícula			520		29.500			29.500
124307	Formación de estudiantes en carreras	matrícula			25		29.000			29.000
124326	Territorialización y municipalización de la educación universitaria	plan			22.000		40.240			40.240
124390	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			33.500		18.000.822			18.000.822
124395	Intercambio y gestión del conocimiento con la sociedad	usuario	64.165	42.327	106.492		685.252			685.252
124401	Sistema de Recursos para la Formación e Intercambio Académico	usuario	6.903	2.958	9.861		8.958.058			8.958.058
124437	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	4.708	4708	9.416		41.838.882			41.838.882
124477	Investigación Innovación y Gestión del Conocimiento	investigación			8		1.055.000			1.055.000
					TOTAL		123.777.984			123.777.984

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.783.496			20.783.496
02	Gestión administrativa	3.489.464	23.084.820			26.574.284
03	Previsión y protección social		28.818.394			28.818.394
	TOTAL	**3.489.464**	**72.686.710**			**76.176.174**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**173**	**186**		**359**	**16.959.900**		**16.959.900**
Alto Nivel y de Dirección		1		1	88.140		88.140
Directivo	1			1	58.760		58.760
Profesional y Técnico	43	19		62	3.055.240		3.055.240
Personal Docente	84	96		180	10.261.824		10.261.824
Obrero	45	70		115	3.495.936		3.495.936
Personal Fijo a Tiempo Parcial	**32**	**37**		**69**	**1.697.876**		**1.697.876**
Personal Docente	31	34		65	1.612.008		1.612.008
Personal Médico	1	3		4	85.868		85.868
Personal Contratado	**139**	**170**		**309**	**9.858.288**		**9.858.288**
Profesional y Técnico	37	24		61	2.253.752		2.253.752
Personal Administrativo	7	2		9	275.112		275.112
Personal Docente	85	130		215	6.627.952		6.627.952
Obrero	10	14		24	701.472		701.472
TOTAL	**344**	**393**		**737**	**28.516.064**		**28.516.064**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**94**	**78**	**172**	**19.844.226**
Empleados	45	10	55	5.194.560
Docentes	28	55	83	11.553.403
Obreros	21	13	34	3.096.263
Pensionados	**6**	**13**	**19**	**8.974.168**
Empleados	2	2	4	257.028
Docentes	4	5	9	8.350.930
Obreros		6	6	366.210
TOTAL	**100**	**91**	**191**	**28.818.394**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	94.758.829
4.02	Materiales, suministros y mercancías	4.821.740
4.03	Servicios no personales	43.501.325
4.04	Activos reales	9.597.021
4.07	Transferencias y donaciones	43.885.779
4.11	Disminución de pasivos	3.389.464
	TOTAL	**199.954.158**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**196.564.694**
INGRESOS CORRIENTES ORDINARIOS	196.564.694
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	30.000
Venta de otros bienes y servicios	30.000
INGRESOS DE LA PROPIEDAD	70.000
Intereses	70.000
Intereses internos	70.000
Intereses por depósitos	70.000
TRANSFERENCIAS CORRIENTES	196.464.694
Transferencias corrientes del sector público	196.464.694
Transferencias corrientes internas recibidas del sector público	196.464.694
De la República	196.464.694
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	196.464.694
- Recursos Ordinarios	196.464.694
1.2 GASTOS CORRIENTES	**186.967.673**
GASTOS DE CONSUMO	143.076.894
Remuneraciones	94.758.829
Sueldos, salarios y otras retribuciones	29.532.615
Beneficios y complementos de sueldos y salarios	27.183.174
Aportes patronales	6.752.059
Prestaciones sociales y otras indemnizaciones	6.510.686
Asistencia socioeconómica	21.806.295
Otros gastos de personal	2.974.000
Compra de bienes y servicios	42.426.758
Bienes de consumo	4.821.740
Servicios no personales	37.605.018
Impuestos indirectos	5.891.307
GASTOS DE LA PROPIEDAD	5.000
Derechos sobre bienes intangibles	5.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.885.779
Al sector privado	42.412.294
Transferencias corrientes al sector privado	41.412.294
Directas a personas	39.997.794
Pensiones y otros beneficios asociados	8.974.168
Jubilaciones y otros beneficios asociados	19.844.226
Otras transferencias directas a personas	11.179.400
A instituciones sin fines de lucro	1.414.500
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
Al sector público	1.473.485
Transferencias corrientes al sector público	1.473.485
A los entes descentralizados sin fines empresariales para sus gastos	1.473.485
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.597.021**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.597.021**
RECURSOS PROPIOS DE CAPITAL	9.597.021
Ahorro en cuenta corriente	9.597.021
2.2 GASTOS DE CAPITAL	**9.597.021**
INVERSIÓN REAL DIRECTA	9.597.021
Formación bruta de capital fijo	9.597.021
Maquinaria, equipos y otros bienes muebles	9.497.021
Construcciones de bienes de dominio privado	100.000
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.389.464**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.389.464
Disminución de otros activos financieros	3.389.464
Disminución de disponibilidades	3.389.464
Disminución de caja	3.389.464

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**3.389.464**
DISMINUCIÓN DE PASIVOS	3.389.464
Disminución de cuentas y efectos por pagar	3.344.654
Disminución de cuentas y efectos por pagar a corto plazo	3.344.654
Disminución de sueldos, salarios y otras remuneraciones por pagar	355.044
Disminución de aportes patronales y retenciones laborales por pagar	2.989.610
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	2.529.056
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	598
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	455.386
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	596
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	3.974
Disminución de otros pasivos	44.810
Disminución de fondos de terceros	44.810
Disminución de otros fondos de terceros	44.810

A0258

Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO MÉRIDA "KLÉBER RAMÍREZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez" surge de la transformación del Instituto Universitario Tecnológico de Ejido (IUTE) y asume la gestión de los Programas Nacionales de Formación y carreras autorizadas al Instituto Universitario Tecnológico de Ejido. De esta manera se describe, como un instrumento del pueblo merideño para contribuir a su desarrollo integral y sustentable, en el marco de la construcción del socialismo bolivariano, a través de la formación integral de alto nivel, la generación y apropiación social del conocimiento y la vinculación activa con proyectos de desarrollo, empresas socialistas y comunidades, en función de las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Como visión a futuro la Universidad desarrollará sedes, proyectos y programas académicos de formación, creación intelectual, desarrollo tecnológico, innovación, asesoría y vinculación social con prioridad en todo el Estado Mérida, mediante la articulación con la Misión Sucre y a través de alianzas con otras instituciones de educación universitaria. La creación de programas, proyectos y sedes responderá a los requerimientos del desarrollo territorial integral y estará en correspondencia con las necesidades planteadas por el Poder Popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**175.991.728**
INGRESOS CORRIENTES ORDINARIOS	175.991.728
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	20.000
Venta de otros bienes y servicios	20.000
INGRESOS DE LA PROPIEDAD	40.000
Intereses	40.000
Intereses internos	40.000
Intereses por depósitos	40.000
TRANSFERENCIAS CORRIENTES	175.931.728
Transferencias corrientes del sector público	175.931.728
Transferencias corrientes internas recibidas del sector público	175.931.728
De la República	175.931.728
FUENTES DE FINANCIAMIENTO	**200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de bancos	200.000
TOTAL RECURSOS	**176.191.728**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**174.129.728**
GASTOS DE CONSUMO	139.319.704
Remuneraciones	110.041.186
Sueldos, salarios y otras retribuciones	33.441.933
Beneficios y complementos de sueldos y salarios	28.073.877
Aportes patronales	11.643.753
Prestaciones sociales y otras indemnizaciones	13.598.000
Asistencia socioeconómica	23.283.623
Compra de bienes y servicios	27.686.653
Bienes de consumo	5.138.000
Servicios no personales	22.548.653
Impuestos indirectos	1.591.865
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.810.024
Al sector privado	33.490.536
Transferencias corrientes al sector privado	32.145.536
Directas a personas	31.776.350
Pensiones y otros beneficios asociados	1.488.933
Jubilaciones y otros beneficios asociados	23.573.417
Otras transferencias directas a personas	6.714.000
A instituciones sin fines de lucro	369.186
Donaciones corrientes al sector privado	1.345.000
Donaciones a personas	1.345.000
Al sector público	1.319.488
Transferencias corrientes al sector público	1.319.488
A los entes descentralizados sin fines empresariales para sus gastos	1.319.488
GASTOS DE CAPITAL	**1.802.000**
INVERSIÓN REAL DIRECTA	1.802.000
Formación bruta de capital fijo	1.802.000
Maquinaria, equipos y otros bienes muebles	1.802.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**260.000**
DISMINUCIÓN DE PASIVOS	260.000
Disminución de cuentas y efectos por pagar	260.000
Disminución de cuentas y efectos por pagar a corto plazo	260.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar	100.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	15.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	5.000
Disminución de otras retenciones laborales por pagar	5.000
Disminución cuentas por pagar a proveedores a corto plazo	50.000
Disminución cuentas por pagar a contratistas a corto plazo	50.000
TOTAL GASTOS	**176.191.728**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2015
124059	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			6.000		46.282.486			46.282.486
124071	Formación en post grado o estudios avanzados	matrícula			2.000		273.000			273.000
124107	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	6.000	4.000	10.000		28.741.103			28.741.103
124141	Investigación, innovación y gestión del conocimiento	investigación			15		84.000			84.000
124279	Formación de Estudiantes en Carreras	matrícula			2.100		7.069.577			7.069.577
124293	Sistema de recursos para la formación e intercambio académico	unidad			13.000		1.163.000			1.163.000
124302	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			53.800		24.088.262			24.088.262
124312	Territorialización y Municipalización de la educación universitaria	plan			4		3.588.633			3.588.633
124441	Intercambio y Gestión del Conocimiento con la Sociedad	estudiante	6.500	6.500	13.000		668.000			668.000
					TOTAL		**111.958.061**			**111.958.061**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		29.661.885			29.661.885
02	Gestión administrativa	260.000	9.249.432			9.509.432
03	Previsión y protección social		25.062.350			25.062.350
	TOTAL	260.000	63.973.667			64.233.667

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**209**	**209**		**418**	**18.142.804**	**373.669**	**18.516.473**
Alto Nivel y de Dirección		1		1	81.424	23.206	104.630
Personal Administrativo	66	29		95	3.508.432	19.856	3.528.288
Personal Docente	106	98		204	10.844.668	330.607	11.175.275
Obrero	37	81		118	3.708.280		3.708.280
Personal Fijo a Tiempo Parcial	**3**	**10**		**13**	**419.892**		**419.892**
Personal Docente	3	10		13	419.892		419.892
Personal Contratado	**233**	**175**		**408**	**13.047.568**		**13.047.568**
Personal Administrativo	75	19		94	3.218.064		3.218.064
Personal Docente	129	135		264	8.416.784		8.416.784
Obrero	29	21		50	1.412.720		1.412.720
TOTAL	**445**	**394**		**839**	**31.610.264**	**373.669**	**31.983.933**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**83**	**86**	**169**	**23.573.417**
Empleados	36	13	49	4.759.384
Docentes	35	67	102	16.467.884
Obreros	12	6	18	2.346.149
Pensionados	**12**	**10**	**22**	**1.488.933**
Empleados	3	4	7	530.062
Docentes	9	3	12	747.318
Obreros		3	3	211.553
TOTAL	**95**	**96**	**191**	**25.062.350**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	110.041.186
4.02	Materiales, suministros y mercancías	5.138.000
4.03	Servicios no personales	24.140.518
4.04	Activos reales	1.802.000
4.07	Transferencias y donaciones	34.810.024
4.11	Disminución de pasivos	260.000
	TOTAL	**176.191.728**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**175.991.728**
INGRESOS CORRIENTES ORDINARIOS	175.991.728
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	20.000
Venta de otros bienes y servicios	20.000
INGRESOS DE LA PROPIEDAD	40.000
Intereses	40.000
Intereses internos	40.000
Intereses por depósitos	40.000
TRANSFERENCIAS CORRIENTES	175.931.728
Transferencias corrientes del sector público	175.931.728
Transferencias corrientes internas recibidas del sector público	175.931.728
De la República	175.931.728
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	175.931.728
Recursos Ordinarios	175.931.728
1.2 GASTOS CORRIENTES	**174.129.728**
GASTOS DE CONSUMO	139.319.704
Remuneraciones	110.041.186
Sueldos, salarios y otras retribuciones	33.441.933
Beneficios y complementos de sueldos y salarios	28.073.877
Aportes patronales	11.643.753
Prestaciones sociales y otras indemnizaciones	13.598.000
Asistencia socioeconómica	23.283.623
Compra de bienes y servicios	27.686.653
Bienes de consumo	5.138.000
Servicios no personales	22.548.653
Impuestos indirectos	1.591.865

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.810.024
Al sector privado	33.490.536
Transferencias corrientes al sector privado	32.145.536
Directas a personas	31.776.350
Pensiones y otros beneficios asociados	1.488.933
Jubilaciones y otros beneficios asociados	23.573.417
Otras transferencias directas a personas	6.714.000
A instituciones sin fines de lucro	369.186
Donaciones corrientes al sector privado	1.345.000
Donaciones a personas	1.345.000
Al sector público	1.319.488
Transferencias corrientes al sector público	1.319.488
A los entes descentralizados sin fines empresariales para sus gastos	1.319.488
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.862.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.862.000**
RECURSOS PROPIOS DE CAPITAL	1.862.000
Ahorro en cuenta corriente	1.862.000
2.2 GASTOS DE CAPITAL	**1.802.000**
INVERSIÓN REAL DIRECTA	1.802.000
Formación bruta de capital fijo	1.802.000
Maquinaria, equipos y otros bienes muebles	1.802.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**60.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**260.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de bancos	200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
SUPERÁVIT FINANCIERO	60.000
3.2 APLICACIONES FINANCIERAS	**260.000**
DISMINUCIÓN DE PASIVOS	260.000
Disminución de cuentas y efectos por pagar	260.000
Disminución de cuentas y efectos por pagar a corto plazo	260.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar	100.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	15.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	5.000
Disminución de otras retenciones laborales por pagar	5.000
Disminución cuentas por pagar a proveedores a corto plazo	50.000
Disminución cuentas por pagar a contratistas a corto plazo	50.000

A0259

Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL OESTE DE SUCRE "CLODOSBALDO RUSSIÁN"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián", tiene como encargo social contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, con la participación activa y permanente del Poder Popular, abarcando múltiples campos de estudio, bajo enfoques Inter y transdisciplinario, para abordar los problemas y retos de su contexto territorial, de acuerdo con las necesidades del pueblo, a partir de las realidades geo históricas, culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**226.687.421**
INGRESOS CORRIENTES ORDINARIOS	226.687.421
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	300.000
Venta de otros bienes y servicios	300.000
TRANSFERENCIAS CORRIENTES	226.387.421
Transferencias corrientes del sector público	226.387.421
Transferencias corrientes internas recibidas del sector público	226.387.421
De la República	226.387.421
TOTAL RECURSOS	**226.687.421**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**217.488.221**
GASTOS DE CONSUMO	170.729.345
Remuneraciones	127.397.545
Sueldos, salarios y otras retribuciones	54.564.328
Beneficios y complementos de sueldos y salarios	36.476.813
Aportes patronales	8.082.933
Prestaciones sociales y otras indemnizaciones	12.411.609
Asistencia socioeconómica	15.861.862
Compra de bienes y servicios	37.949.647
Bienes de consumo	26.401.722
Servicios no personales	11.547.925
Impuestos indirectos	5.382.153
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.758.876
Al sector privado	45.060.970
Transferencias corrientes al sector privado	44.150.970
Directas a personas	41.676.899
Pensiones y otros beneficios asociados	2.794.215
Jubilaciones y otros beneficios asociados	29.783.660
Otras transferencias directas a personas	9.099.024
A instituciones sin fines de lucro	2.474.071
Donaciones corrientes al sector privado	910.000
Donaciones a personas	910.000
Al sector público	1.697.906
Transferencias corrientes al sector público	1.697.906
A los entes descentralizados sin fines empresariales para sus gastos	1.697.906
GASTOS DE CAPITAL	**9.199.200**
INVERSIÓN REAL DIRECTA	9.199.200
Formación bruta de capital fijo	9.188.500
Maquinaria, equipos y otros bienes muebles	9.188.500
Bienes intangibles	10.700
TOTAL GASTOS	**226.687.421**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123844	Formación en post grado o estudios avanzados	matrícula			300		805.484			805.484
123845	Investigación, innovación y gestión del conocimiento	investigación			42		2.985.490			2.985.490
123853	Formación de estudiantes en los Programas Nacionales de Formación	matrícula			12.285		59.079.856			59.079.856
123869	Territorialización y Municipalización de la educación universitaria	plan			12		3.000.240			3.000.240
123883	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			12.285		41.802.730			41.802.730
123898	Formación de estudiantes en carreras	matrícula			301		11.101.176			11.101.176
123918	Intercambio y gestión del conocimiento con la sociedad	atención			4.500		2.592.600			2.592.600
123970	Sistema de recursos para la formación e Intercambio académico	usuario	1.140	760	1.900		4.212.751			4.212.751
123972	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	4.900	4.900	9.800		25.322.980			25.322.980
					TOTAL		**150.903.307**			**150.903.307**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		28.999.408			28.999.408
02	Gestión administrativa	300.000	13.906.831			14.206.831
03	Previsión y protección social		32.577.875			32.577.875
	TOTAL	**300.000**	**75.484.114**			**75.784.114**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**203**	**260**		**463**	**28.789.956**	**377.524**	**29.167.480**
Alto Nivel y de Dirección	1			1	101.892	19.359	121.251
Profesional y Técnico	13	4		17	922.224		922.224
Personal Administrativo	9	1		10	415.920		415.920
Personal Docente	114	137		251	19.112.184	358.165	19.470.349
Obrero	66	118		184	8.237.736		8.237.736
Personal Fijo a Tiempo Parcial	**1**			**1**	**29.328**		**29.328**
Profesional y Técnico	1			1	29.328		29.328
Personal Contratado	**220**	**167**		**387**	**25.367.520**		**25.367.520**
Profesional y Técnico	64	34		98	6.064.164		6.064.164
Personal Administrativo	42	19		61	2.545.416		2.545.416
Personal Docente	94	86		180	13.427.820		13.427.820
Obrero	20	28		48	3.330.120		3.330.120
TOTAL	424	427		851	54.186.804	377.524	54.564.328

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**102**	**138**	**240**	**29.783.660**
Empleados	46	22	68	6.577.764
Docentes	40	80	120	18.885.314
Obreros	16	36	52	4.320.582
Pensionados	**4**	**21**	**25**	**2.794.215**
Empleados	1	3	4	277.745
Docentes	2	10	12	1.755.929
Obreros	1	8	9	760.541
TOTAL	106	159	265	32.577.875

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	127.397.545
4.02	Materiales, suministros y mercancías	26.401.722
4.03	Servicios no personales	16.930.078
4.04	Activos reales	9.199.200
4.07	Transferencias y donaciones	46.758.876
	TOTAL	**226.687.421**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**226.687.421**
INGRESOS CORRIENTES ORDINARIOS	226.687.421
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	300.000
Venta de otros bienes y servicios	300.000
TRANSFERENCIAS CORRIENTES	226.387.421
Transferencias corrientes del sector público	226.387.421
Transferencias corrientes internas recibidas del sector público	226.387.421
De la República	226.387.421
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	226.387.421
- Recursos Ordinarios	226.387.421
1.2 GASTOS CORRIENTES	**217.488.221**
GASTOS DE CONSUMO	170.729.345
Remuneraciones	127.397.545
Sueldos, salarios y otras retribuciones	54.564.328
Beneficios y complementos de sueldos y salarios	36.476.813
Aportes patronales	8.082.933
Prestaciones sociales y otras indemnizaciones	12.411.609
Asistencia socioeconómica	15.861.862
Compra de bienes y servicios	37.949.647
Bienes de consumo	26.401.722
Servicios no personales	11.547.925
Impuestos indirectos	5.382.153
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.758.876
Al sector privado	45.060.970
Transferencias corrientes al sector privado	44.150.970
Directas a personas	41.676.899
Pensiones y otros beneficios asociados	2.794.215
Jubilaciones y otros beneficios asociados	29.783.660

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias directas a personas	9.099.024
A instituciones sin fines de lucro	2.474.071
Donaciones corrientes al sector privado	910.000
Donaciones a personas	910.000
Al sector público	1.697.906
Transferencias corrientes al sector público	1.697.906
A los entes descentralizados sin fines empresariales para sus gastos	1.697.906
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.199.200**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.199.200**
RECURSOS PROPIOS DE CAPITAL	9.199.200
Ahorro en cuenta corriente	9.199.200
2.2 GASTOS DE CAPITAL	**9.199.200**
INVERSIÓN REAL DIRECTA	9.199.200
Formación bruta de capital fijo	9.188.500
Maquinaria, equipos y otros bienes muebles	9.188.500
Bienes intangibles	10.700
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0260

Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DE PARIA "LUIS MARIANO RIVERA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial de Paria Luis Mariano Rivera, tiene como misión alcanzar la máxima eficiencia en el desempeño de las funciones de docencia, investigación, de extensión y de producción, a fin de lograr la formación integral y excelente de los Técnicos Superiores Universitarios en las menciones de: Mecánica Naval, Construcción Naval, Tecnología Agropecuaria, Procesamiento de Productos Pesqueros, Procesamiento y Control de Calidad de Alimentos, Informática, Contaduría Pública, Administración Tributaria, Mercadeo, Comercio Exterior, Publicidad, Turismo, Hotelería y de otras que los integren exclusivamente en el desarrollo armónico y productivo del Estado y de la Nación.

Se caracteriza por ser una Institución estratégica en la sub-región Paria del Estado Sucre, en el campo de la formación de Técnicos Superiores Universitarios en las carreras de Tecnología Naval, Tecnología de Ciencias Agropecuarias, Tecnología en Ciencias de los Alimentos, Informática, Tecnología Administrativa, Mercadeo y Turismo y de otras que requiera el desarrollo integral de la región, del Estado Sucre y del país en general; así como también vincularlo con los distintos sectores de la sociedad (local, regional, nacional e internacional) mediante programas y proyectos de investigación y/o de extensión y producción, dirigidos a la formación, y capacitación de los recursos humanos, asesorías y transferencias de tecnologías que posibiliten el desarrollo de la Institución y de la población en general, como también generar ingresos adicionales que proyecte a la Institución hacia el futuro con gran solidez y perdurabilidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**254.783.135**
INGRESOS CORRIENTES ORDINARIOS	254.783.135
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por depósitos	100.000
TRANSFERENCIAS CORRIENTES	254.683.135
Transferencias corrientes del sector público	254.683.135
Transferencias corrientes internas recibidas del sector público	254.683.135
De la República	254.683.135
FUENTES DE FINANCIAMIENTO	**3.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.000
Disminución de otros activos financieros	3.000.000
Disminución de disponibilidades	3.000.000
Disminución de bancos	3.000.000
TOTAL RECURSOS	**257.783.135**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**246.953.135**
GASTOS DE CONSUMO	182.886.572
Remuneraciones	143.420.738
Sueldos, salarios y otras retribuciones	41.221.856
Beneficios y complementos de sueldos y salarios	33.853.976
Aportes patronales	6.128.050
Prestaciones sociales y otras indemnizaciones	14.240.286
Asistencia socioeconómica	39.828.570
Otros gastos de personal	8.148.000
Compra de bienes y servicios	34.755.834
Bienes de consumo	29.105.834
Servicios no personales	5.650.000
Impuestos indirectos	4.710.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	64.066.563
Al sector privado	62.156.440
Transferencias corrientes al sector privado	62.156.440
Directas a personas	62.156.440
Pensiones y otros beneficios asociados	1.365.027
Jubilaciones y otros beneficios asociados	31.983.413
Otras transferencias directas a personas	28.808.000
Al sector público	1.910.123
Transferencias corrientes al sector público	1.910.123
A los entes descentralizados sin fines empresariales para sus gastos	1.910.123
GASTOS DE CAPITAL	**7.830.000**
INVERSIÓN REAL DIRECTA	7.830.000
Formación bruta de capital fijo	7.830.000
Maquinaria, equipos y otros bienes muebles	6.330.000
Construcciones de bienes de dominio privado	1.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
TOTAL GASTOS	**257.783.135**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123997	Formación de Estudiantes en los Programas Nacionales de Formación	matrícula			10.494		45.299.776			45.299.776
124146	Formación de Estudiantes en Carrera	matrícula			3.390		23.753.896			23.753.896
124187	Formación de Post Grado	matricula			371		315.000			315.000
124241	Investigación, Innovación y Gestión del Conocimiento	investigación			4		100.000			100.000
124311	Sistema de los recursos para la Formación e Intercambio Académico.	usuario	6.410	6.282	12.692		7.279.276			7.279.276
124335	Sistema de Apoyo a Desarrollo Estudiantil	servicio			12.692		68.676.286			68.676.286
124502	Intercambio y Gestión del Conocimiento con la Sociedad	evento			16.550		4.139.814			4.139.814
124554	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			18.560		12.884.786			12.884.786
124572	Territorialización y Municipalización de la Educación Universitaria	plan			78		4.290.696			4.290.696
					TOTAL		**166.739.530**			**166.739.530**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		37.775.165			37.775.165
02	Gestión administrativa	3.100.000	16.870.000			19.970.000
03	Previsión y protección social		33.298.440			33.298.440
	TOTAL	**3.100.000**	**87.943.605**			**91.043.605**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**244**	**279**		**523**	**22.097.228**		**22.097.228**
Alto Nivel y de Dirección	2	1		3	3.416.040		3.416.040
Directivo	8	14		22	887.268		887.268
Profesional y Técnico	40	20		60	2.492.800		2.492.800
Personal Administrativo	17	1		18	740.336		740.336
Personal Docente	101	109		210	8.872.691		8.872.691
Personal Médico		2		2	84.501		84.501
Obrero	76	132		208	5.603.592		5.603.592
Personal Contratado	**189**	**187**		**376**	**16.324.628**		**16.324.628**
Directivo	3	7		10	408.370		408.370
Profesional y Técnico	46	18		64	2.678.660		2.678.660
Personal Administrativo	26	27		53	2.201.077		2.201.077
Personal Docente	103	114		217	9.401.193		9.401.193
Obrero	11	21		32	1.635.328		1.635.328
TOTAL	**433**	**466**		**899**	**38.421.856**		**38.421.856**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**105**	**141**	**246**	**31.933.413**
Empleados	50	9	59	7.658.821
Docentes	28	79	107	13.889.750
Obreros	27	53	80	10.384.842
Pensionados	**23**	**5**	**28**	**1.365.027**
Empleados	1	1	2	97.502
Docentes	13	4	17	828.767
Obreros	9		9	438.758
TOTAL	**128**	**146**	**274**	**33.298.440**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	143.420.738
4.02	Materiales, suministros y mercancías	29.105.834
4.03	Servicios no personales	10.360.000
4.04	Activos reales	7.830.000
4.07	Transferencias y donaciones	64.066.563
4.11	Disminución de pasivos	3.000.000
	TOTAL	**257.783.135**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**254.783.135**
INGRESOS CORRIENTES ORDINARIOS	254.783.135
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por depósitos	100.000
TRANSFERENCIAS CORRIENTES	254.683.135
Transferencias corrientes del sector público	254.683.135
Transferencias corrientes internas recibidas del sector público	254.683.135
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	254.683.135
-Recursos Ordinarios	254.683.135
1.2 GASTOS CORRIENTES	**246.953.135**
GASTOS DE CONSUMO	182.886.572
Remuneraciones	143.420.738
Sueldos, salarios y otras retribuciones	41.221.856
Beneficios y complementos de sueldos y salarios	33.853.976
Aportes patronales	6.128.050
Prestaciones sociales y otras indemnizaciones	14.240.286
Asistencia socioeconómica	39.828.570
Otros gastos de personal	8.148.000
Compra de bienes y servicios	34.755.834
Bienes de consumo	29.105.834
Servicios no personales	5.650.000
Impuestos indirectos	4.710.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	64.066.563
Al sector privado	62.156.440
Transferencias corrientes al sector privado	62.156.440
Directas a personas	62.156.440

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	1.365.027
Jubilaciones y otros beneficios asociados	31.983.413
Otras transferencias directas a personas	28.808.000
Al sector público	1.910.123
Transferencias corrientes al sector público	1.910.123
A los entes descentralizados sin fines empresariales para sus gastos	1.910.123
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.830.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.830.000**
RECURSOS PROPIOS DE CAPITAL	7.830.000
Ahorro en cuenta corriente	7.830.000
2.2 GASTOS DE CAPITAL	**7.830.000**
INVERSIÓN REAL DIRECTA	7.830.000
Formación bruta de capital fijo	7.830.000
Maquinaria, equipos y otros bienes muebles	6.330.000
Construcciones de bienes de dominio privado	1.500.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.000
Disminución de otros activos financieros	3.000.000
Disminución de disponibilidades	3.000.000
Disminución de bancos	3.000.000
3.2 APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000

A0271

Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano

FUNDACIÓN CENTRO NACIONAL DE INVESTIGACIÓN Y CERTIFICACIÓN EN VIVIENDA, HÁBITAT Y DESARROLLO URBANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación, tiene por objeto realizar actividades de investigación científica y tecnológica, certificación y normalización para garantizar la calidad e idoneidad de materiales, tipologías, tecnologías y diseños, usos y aplicaciones en vivienda, hábitat y desarrollo urbano, entre otras. En tal sentido, revisa las normativas legales vigentes y propone alternativas jurídicas efectivas en materia de certificación de materiales y tecnologías a fin de certificar la idoneidad de los desarrollos tecnológicos del sector realizados en nuestro país, así como los provenientes del extranjero.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**28.076.596**
INGRESOS CORRIENTES ORDINARIOS	28.076.596
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	16.106.596
Venta de otros bienes y servicios	16.106.596
TRANSFERENCIAS CORRIENTES	11.970.000
Transferencias corrientes del sector público	11.970.000
Transferencias corrientes internas recibidas del sector público	11.970.000
De la República	11.970.000
INGRESOS DE CAPITAL	**151.659**
RECURSOS PROPIOS DE CAPITAL	151.659
Incremento de la depreciación y amortización acumuladas	151.659
FUENTES DE FINANCIAMIENTO	**3.173.769**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.173.769
Disminución de otros activos financieros	3.173.769
Disminución de disponibilidades	3.173.769
Disminución de bancos	3.173.769
TOTAL RECURSOS	**31.402.024**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**28.176.335**
GASTOS DE CONSUMO	28.087.335
Remuneraciones	20.743.935
Sueldos, salarios y otras retribuciones	8.768.386
Beneficios y complementos de sueldos y salarios	6.557.582
Aportes patronales	954.517
Prestaciones sociales y otras indemnizaciones	1.571.511
Asistencia socioeconómica	2.891.939
Compra de bienes y servicios	5.598.747
Bienes de consumo	2.347.006
Servicios no personales	3.251.741
Impuestos indirectos	1.592.994
Depreciación y amortización	151.659
GASTOS DE LA PROPIEDAD	39.000
Derechos sobre bienes intangibles	39.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.000
Al sector privado	50.000
Donaciones corrientes al sector privado	50.000
Donaciones a personas	25.000
Donaciones a instituciones sin fines de lucro	25.000
GASTOS DE CAPITAL	**2.577.554**
INVERSIÓN REAL DIRECTA	2.577.554
Formación bruta de capital fijo	2.486.554
Maquinaria, equipos y otros bienes muebles	2.486.554
Bienes intangibles	91.000
APLICACIONES FINANCIERAS	**648.135**
INVERSIÓN FINANCIERA	648.135
Incremento de otros activos financieros	648.135
Incremento de disponibilidades	648.135
Incremento de bancos	648.135
TOTAL GASTOS	**31.402.024**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125115	Desarrollo de conocimiento en materiales, técnicas constructivas y urbanismos sustentables	investigación			4	7.265.833	5.028.000			12.293.833
125117	Certificación de nuevos materiales, sistemas constructivos, personas, actualización y creación de normas para la ejecución de viviendas y urbanismos	certificado			100	3.200.578	2.154.000			5.354.578
					TOTAL	10.466.411	7.182.000			17.648.411

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	5.681.833	4.788.000			10.469.833
02	Gestión administrativa	3.283.780				3.283.780
	TOTAL	8.965.613	4.788.000			13.753.613

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**13**	**4**	**29**	**2.368.277**	**1.130.048**	**3.498.325**
Alto Nivel y de Dirección	1			1	110.323	55.161	165.484
Directivo	2	4	4	10	862.368	409.548	1.271.916
Personal Administrativo	4	1		5	431.184	204.774	635.958
Personal de Investigación	5	5		10	862.368	409.548	1.271.916
Obrero		3		3	102.034	51.017	153.051
Personal Contratado	**5**	**6**		**11**	**956.646**		**956.646**
Personal Administrativo	1	2		3	367.941		367.941
Personal de Investigación	4	4		8	588.705		588.705
TOTAL	**17**	**19**	**4**	**40**	**3.324.923**	**1.130.048**	**4.454.971**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	20.743.935
4.02	Materiales, suministros y mercancías	2.347.006
4.03	Servicios no personales	4.883.735
4.04	Activos reales	2.577.554
4.05	Activos financieros	648.135
4.07	Transferencias y donaciones	50.000
4.08	Otros gastos	151.659
	TOTAL	**31.402.024**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**28.076.596**
INGRESOS CORRIENTES ORDINARIOS	28.076.596
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	16.106.596
Venta de otros bienes y servicios	16.106.596
TRANSFERENCIAS CORRIENTES	11.970.000
Transferencias corrientes del sector público	11.970.000
Transferencias corrientes internas recibidas del sector público	11.970.000
De la República	11.970.000
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	11.970.000
- Recursos Ordinarios	11.970.000
1.2 GASTOS CORRIENTES	**28.176.335**
GASTOS DE CONSUMO	28.087.335
Remuneraciones	20.743.935
Sueldos, salarios y otras retribuciones	8.768.386
Beneficios y complementos de sueldos y salarios	6.557.582
Aportes patronales	954.517
Prestaciones sociales y otras indemnizaciones	1.571.511
Asistencia socioeconómica	2.891.939
Compra de bienes y servicios	5.598.747
Bienes de consumo	2.347.006
Servicios no personales	3.251.741
Impuestos indirectos	1.592.994
Depreciación y amortización	151.659
GASTOS DE LA PROPIEDAD	39.000
Derechos sobre bienes intangibles	39.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.000
Al sector privado	50.000
Donaciones corrientes al sector privado	50.000
Donaciones a personas	25.000
Donaciones a instituciones sin fines de lucro	25.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(99.739)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**51.920**
RECURSOS PROPIOS DE CAPITAL	51.920
Desahorro en cuenta corriente	(99.739)
Incremento de la depreciación y amortización acumuladas	151.659
2.2 GASTOS DE CAPITAL	**2.577.554**
INVERSIÓN REAL DIRECTA	2.577.554
Formación bruta de capital fijo	2.486.554
Maquinaria, equipos y otros bienes muebles	2.486.554
Bienes intangibles	91.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.525.634)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.173.769**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.173.769
Disminución de otros activos financieros	3.173.769
Disminución de disponibilidades	3.173.769
Disminución de bancos	3.173.769
3.2 APLICACIONES FINANCIERAS	**3.173.769**
INVERSIÓN FINANCIERA	648.135
Incremento de otros activos financieros	648.135
Incremento de disponibilidades	648.135
Incremento de bancos	648.135
DÉFICIT FINANCIERO	**2.525.634**

A0272

Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL NORTE DE MONAGAS "LUDOVICO SILVA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva" tiene como encargo social contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, con la participación activa y permanente del Poder Popular, abarcando múltiples campos de estudio, bajo enfoques Inter y transdisciplinario, para abordar los problemas y retos de su contexto territorial, de acuerdo con las necesidades del pueblo, a partir de las realidades geo históricas, culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

Dentro de sus objetivos estratégicos podemos señalar:

- Desarrollar una formación integral de alto nivel, en estrecha relación con las comunidades, vinculada a las necesidades, potencialidades, retos y proyectos del contexto territorial, a través de los valores de igualdad, justicia, libertad, solidaridad, cooperación, en la lucha por la erradicación de todas las formas de opresión, explotación, dominación y discriminación.

- Garantizar la universalización del derecho a una educación universitaria de calidad en todo el territorio, mediante la articulación con la Misión Sucre y otras instituciones universitarias, bajo los principios de cooperación, solidaridad y complementariedad.

- Dinamizar el desarrollo endógeno integral y sustentable en su área de influencia, como eje puntal para la transformación social y productiva del territorio, mediante la formación integral, la interacción, el intercambio y el aprendizaje en un proceso enriquecedor permanente con los saberes del pueblo, ayudando a la conformación de la nueva geopolítica nacional, el fortalecimiento de la conciencia colectiva y el Poder Popular.

- Contribuir activamente a la soberanía tecnológica de la Nación, a través del estudio, la investigación y el trabajo creador en múltiples campos de estudio, enfocados en el abordaje de los problemas en su contexto territorial, de acuerdo con las necesidades del pueblo.

- Fortalecer la participación popular en la dirección de la vida social, las capacidades productivas en manos del pueblo y la gestión directa de la producción y distribución de bienes y servicios por parte de las y los trabajadores, bajo criterios de sustentabilidad social y ambiental.

- Abordar los problemas éticos, culturales, sociales, políticos, socio-productivos y ambientales en su territorio, con perspectiva nacional y de integración latinoamericana y caribeña.

- Desarrollar una gestión institucional participativa y transparente al servicio del pueblo venezolano, promoviendo el protagonismo popular en la vida universitaria y la presencia activa de la universidad en las comunidades.

- Contribuir activamente a la conformación de un Subsistema de Educación Universitaria y al trabajo integrado y solidario con instituciones universitarias de América Latina, el Caribe y demás pueblos del Sur.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**162.844.333**
INGRESOS CORRIENTES ORDINARIOS	162.844.333
TRANSFERENCIAS CORRIENTES	162.844.333
Transferencias corrientes del sector público	162.844.333
Transferencias corrientes internas recibidas del sector público	162.844.333
De la República	162.844.333
TOTAL RECURSOS	**162.844.333**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**159.101.084**
GASTOS DE CONSUMO	140.258.949
Remuneraciones	109.682.833
Sueldos, salarios y otras retribuciones	29.183.783
Beneficios y complementos de sueldos y salarios	24.754.011
Aportes patronales	6.648.696
Prestaciones sociales y otras indemnizaciones	16.843.068
Asistencia socioeconómica	25.520.098
Otros gastos de personal	6.733.177
Compra de bienes y servicios	28.564.763
Bienes de consumo	6.130.162
Servicios no personales	22.434.601
Impuestos indirectos	2.011.353
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.842.135
Al sector privado	17.620.803
Transferencias corrientes al sector privado	17.620.803
Directas a personas	17.166.428
Pensiones y otros beneficios asociados	1.488.459
Jubilaciones y otros beneficios asociados	7.902.369
Otras transferencias directas a personas	7.775.600
A instituciones sin fines de lucro	454.375
Al sector público	1.221.332
Transferencias corrientes al sector público	1.221.332
A los entes descentralizados sin fines empresariales para sus gastos	1.221.332
GASTOS DE CAPITAL	**3.743.249**
INVERSIÓN REAL DIRECTA	3.743.249
Formación bruta de capital fijo	3.743.249
Maquinaria, equipos y otros bienes muebles	3.743.249
TOTAL GASTOS	**162.844.333**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123856	Intercambio y Gestión de Conocimiento con la Sociedad	capacitación	1.300	2.320	3.620		1.291.494			1.291.494
123862	Formación de estudiantes en los programas nacionales de formación	matrícula			11.076		40.347.534			40.347.534
123868	Formación de estudiantes en carreras	matrícula			400		8.496.124			8.496.124
123881	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			6.480		35.047.889			35.047.889
123923	Territorialización y Municipalización de la Educación Universitaria	plan			120		1.285.905			1.285.905
123942	Sistema de recursos para la formación e intercambio académico	matrícula			14.076		2.481.881			2.481.881
123945	Sistema de Apoyo de Desarrollo Estudiantil	estudiante	7.038	7.038	14.076		25.165.237			25.165.237
123965	Formación en post grado o estudios avanzados	matrícula			349		1.422.725			1.422.725
123966	Investigación, innovación y gestión del conocimiento	investigación			343		788.258			788.258
					TOTAL		116.327.047			116.327.047

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		31.570.955			31.570.955
02	Gestión administrativa		5.555.503			5.555.503
03	Previsión y protección social		9.390.828			9.390.828
	TOTAL		**46.517.286**			**46.517.286**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**175**	**204**		**379**	**16.108.615**		**16.108.615**
Alto Nivel y de Dirección		1		1	105.856		105.856
Directivo	1	1		2	320.458		320.458
Profesional y Técnico	40	27		67	2.413.316		2.413.316
Personal Administrativo	41	4		45	1.089.111		1.089.111
Personal Docente	66	84		150	8.448.428		8.448.428
Obrero	27	87		114	3.731.446		3.731.446
Personal Contratado	**129**	**150**		**279**	**13.051.926**		**13.051.926**
Profesional y Técnico	15	12		27	2.501.814		2.501.814
Personal Administrativo	32	14		46	1.242.745		1.242.745
Personal Docente	77	107		184	8.172.786		8.172.786
Obrero	5	17		22	1.134.581		1.134.581
TOTAL	**304**	**354**		**658**	**29.160.541**		**29.160.541**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**18**	**35**	**53**	**7.902.369**
Empleados	4	7	11	1.659.497
Docentes	12	25	37	5.531.658
Obreros	2	3	5	711.214
Pensionados	**2**	**14**	**16**	**1.488.459**
Docentes	2	12	14	1.280.075
Obreros		2	2	208.384
TOTAL	**20**	**49**	**69**	**9.390.828**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	109.682.833
4.02	Materiales, suministros y mercancías	6.130.162
4.03	Servicios no personales	24.445.954
4.04	Activos reales	3.743.249
4.07	Transferencias y donaciones	18.842.135
	TOTAL	**162.844.333**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**162.844.333**
INGRESOS CORRIENTES ORDINARIOS	162.844.333
TRANSFERENCIAS CORRIENTES	162.844.333
Transferencias corrientes del sector público	162.844.333
Transferencias corrientes internas recibidas del sector público	162.844.333
De la República	162.844.333
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	162.844.333
- Recursos Ordinarios	162.844.333
1.2 GASTOS CORRIENTES	**159.101.084**
GASTOS DE CONSUMO	140.258.949
Remuneraciones	109.682.833
Sueldos, salarios y otras retribuciones	29.183.783
Beneficios y complementos de sueldos y salarios	24.754.011
Aportes patronales	6.648.696
Prestaciones sociales y otras indemnizaciones	16.843.068
Asistencia socioeconómica	25.520.098
Otros gastos de personal	6.733.177
Compra de bienes y servicios	28.564.763
Bienes de consumo	6.130.162
Servicios no personales	22.434.601
Impuestos indirectos	2.011.353
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.842.135
Al sector privado	17.620.803
Transferencias corrientes al sector privado	17.620.803
Directas a personas	17.166.428
Pensiones y otros beneficios asociados	1.488.459
Jubilaciones y otros beneficios asociados	7.902.369
Otras transferencias directas a personas	7.775.600

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	454.375
Al sector público	1.221.332
Transferencias corrientes al sector público	1.221.332
A los entes descentralizados sin fines empresariales para sus gastos	1.221.332
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.743.249**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.743.249**
RECURSOS PROPIOS DE CAPITAL	3.743.249
Ahorro en cuenta corriente	3.743.249
2.2 GASTOS DE CAPITAL	**3.743.249**
INVERSIÓN REAL DIRECTA	3.743.249
Formación bruta de capital fijo	3.743.249
Maquinaria, equipos y otros bienes muebles	3.743.249
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0303

Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

FUNDACIÓN CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCIÓN EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación tiene como misión innovar y desarrollar soluciones tecnológicas, para las necesidades de los diferentes actores del sistema agro productivo a fin de fortalecer la seguridad alimentaria a través de la investigación, acompañamiento, formación, transferencia tecnológica, con énfasis en los procesos agroindustriales, todo ello en concordancia con lo expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019" y el Plan Nacional de Ciencia Tecnología e Innovación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**64.740.353**
INGRESOS CORRIENTES ORDINARIOS	64.740.353
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	28.408.430
Venta de otros bienes y servicios	28.408.430
TRANSFERENCIAS CORRIENTES	36.331.923
Transferencias corrientes del sector público	36.331.923
Transferencias corrientes internas recibidas del sector público	36.331.923
De la República	27.684.146
De los entes descentralizados sin fines empresariales	7.002.632
De los entes descentralizados financieros no bancarios	1.645.145
INGRESOS DE CAPITAL	**1.200.000**
RECURSOS PROPIOS DE CAPITAL	1.200.000
Incremento de la depreciación y amortización acumuladas	1.200.000
FUENTES DE FINANCIAMIENTO	**1.921.213**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.921.213
Disminución de otros activos financieros	1.921.213
Disminución de disponibilidades	1.421.213
Disminución de bancos	1.421.213
Disminución de cuentas por cobrar a corto plazo	500.000
Disminución de cuentas comerciales por cobrar a corto plazo	500.000
TOTAL RECURSOS	**67.861.566**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**60.791.498**
GASTOS DE CONSUMO	55.507.800
Remuneraciones	30.582.350
Sueldos, salarios y otras retribuciones	12.264.587
Beneficios y complementos de sueldos y salarios	11.889.258
Aportes patronales	800.674
Prestaciones sociales y otras indemnizaciones	333.704
Asistencia socioeconómica	5.294.127
Compra de bienes y servicios	20.460.504
Bienes de consumo	6.322.606
Servicios no personales	14.137.898
Impuestos indirectos	3.264.946
Depreciación y amortización	1.200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.283.698
Al sector privado	5.283.698
Transferencias corrientes al sector privado	2.883.698
Directas a personas	1.961.020
Pensiones y otros beneficios asociados	66.009
Jubilaciones y otros beneficios asociados	1.895.011
Otras transferencias corrientes internas al sector privado	922.678
Donaciones corrientes al sector privado	2.400.000
Donaciones a personas	2.400.000
GASTOS DE CAPITAL	**7.070.068**
INVERSIÓN REAL DIRECTA	7.070.068
Formación bruta de capital fijo	7.070.068
Maquinaria, equipos y otros bienes muebles	7.070.068
TOTAL GASTOS	**67.861.566**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124816	Desarrollo de productos alimenticios aplicando nuevos modelos de transformación tecnológica sustentables	producto			5		8.666.713			8.666.713
124827	Fortalecimiento de las unidades de producción social del área de alimentos mediante transferencias tecnológicas y de conocimiento para mejorar sus capacidades productivas	transferencia			5				8.647.777	8.647.777
					TOTAL		**8.666.713**		**8.647.777**	**17.314.490**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	3.561.288	17.056.413			20.617.701
02	Gestión administrativa	27.968.355				27.968.355
03	Previsión y protección social		1.961.020			1.961.020
	TOTAL	**31.529.643**	**19.017.433**			**50.547.076**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**94**	**88**		**182**	**8.834.770**		**8.834.770**
Alto Nivel y de Dirección	1			1	85.960		85.960
Profesional y Técnico	85	62		147	7.050.917		7.050.917
Personal Administrativo		2		2	103.351		103.351
Personal de Investigación	4	6		10	725.375		725.375
Obrero	5	17		22	869.167		869.167
Personal Contratado	**32**	**17**		**49**	**937.523**		**937.523**
Profesional y Técnico	12	43		55	937.523		937.523
TOTAL	**106**	**131**		**237**	**9.772.293**		**9.772.293**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**15**	**9**	**24**	**1.895.011**
Empleados	13	7	20	1.628.135
Obreros	2	2	4	266.876
Pensionados	**1**		**1**	**66.009**
Empleados	1		1	66.009
TOTAL	**16**	**9**	**25**	**1.961.020**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	30.582.350
4.02	Materiales, suministros y mercancías	6.322.606
4.03	Servicios no personales	17.402.844
4.04	Activos reales	7.070.068
4.07	Transferencias y donaciones	5.283.698
4.08	Otros gastos	1.200.000
	TOTAL	**67.861.566**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**64.740.353**
INGRESOS CORRIENTES ORDINARIOS	64.740.353
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	28.408.430
Venta de otros bienes y servicios	28.408.430
TRANSFERENCIAS CORRIENTES	36.331.923
Transferencias corrientes del sector público	36.331.923
Transferencias corrientes internas recibidas del sector público	36.331.923
De la República	27.684.146
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	27.684.146
- Recursos Ordinarios	27.684.146
De los entes descentralizados sin fines empresariales	7.002.632
De los entes descentralizados financieros no bancarios	1.645.145
1.2 GASTOS CORRIENTES	**60.791.498**
GASTOS DE CONSUMO	55.507.800
Remuneraciones	30.582.350
Sueldos, salarios y otras retribuciones	12.264.587
Beneficios y complementos de sueldos y salarios	11.889.258
Aportes patronales	800.674
Prestaciones sociales y otras indemnizaciones	333.704
Asistencia socioeconómica	5.294.127
Compra de bienes y servicios	20.460.504
Bienes de consumo	6.322.606
Servicios no personales	14.137.898
Impuestos indirectos	3.264.946
Depreciación y amortización	1.200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.283.698
Al sector privado	5.283.698
Transferencias corrientes al sector privado	2.883.698

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Directas a personas	1.961.020
Pensiones y otros beneficios asociados	66.009
Jubilaciones y otros beneficios asociados	1.895.011
Otras transferencias corrientes internas al sector privado	922.678
Donaciones corrientes al sector privado	2.400.000
Donaciones a personas	2.400.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.948.855**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.148.855**
RECURSOS PROPIOS DE CAPITAL	5.148.855
Ahorro en cuenta corriente	3.948.855
Incremento de la depreciación y amortización acumuladas	1.200.000
2.2 GASTOS DE CAPITAL	**7.070.068**
INVERSIÓN REAL DIRECTA	7.070.068
Formación bruta de capital fijo	7.070.068
Maquinaria, equipos y otros bienes muebles	7.070.068
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.921.213)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.921.213**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.921.213
Disminución de otros activos financieros	1.921.213
Disminución de disponibilidades	1.421.213
Disminución de bancos	1.421.213
Disminución de cuentas por cobrar a corto plazo	500.000
Disminución de cuentas comerciales por cobrar a corto plazo	500.000
3.2 APLICACIONES FINANCIERAS	**1.921.213**
DÉFICIT FINANCIERO	**1.921.213**

A0307

Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)

FUNDACIÓN PARA EL SERVICIO DE ASISTENCIA MÉDICA HOSPITALARIA PARA ESTUDIANTES DE EDUCACIÓN SUPERIOR (FAMES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Servicio de Asistencia Médica Hospitalaria para los Estudiantes de Educación Superior (Fames) es una Institución del Estado Venezolano que tiene como Misión, contribuir con la creación, fortalecimiento y mantenimiento de una cultura que incorpore a la salud como la primera de nuestras libertades, aunado a un enfoque preventivo de las enfermedades en los Estudiantes Universitarios, en consonancia con las directrices políticas que, en el tema dicte el Estado.

Este plan social fue aprobado por los Rectores de las Universidades, en una reunión del 29 de septiembre de 1989, y concretó la creación de Fames, como se desprende del Decreto Nº 531, del 6 de octubre de 1989, emanado de la Presidencia de la República. En el mencionado Decreto se establece, que Fames está destinada a promover y organizar en todo el ámbito Nacional, el financiamiento, así como administrar y ejecutar el Plan Asistencial, a través de un Baremo Social que establece con convenios firmados con Clínicas, Hospitales, Centros de Diagnósticos, Cruz Roja y Médicos Especialistas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**79.925.267**
INGRESOS CORRIENTES ORDINARIOS	79.925.267
TRANSFERENCIAS CORRIENTES	79.925.267
Transferencias corrientes del sector público	79.925.267
Transferencias corrientes internas recibidas del sector público	79.925.267
De la República	79.925.267
FUENTES DE FINANCIAMIENTO	**32.599.999**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	32.599.999
Disminución de otros activos financieros	32.599.999
Disminución de disponibilidades	32.599.999
Disminución de bancos	32.599.999
TOTAL RECURSOS	**112.525.266**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**111.930.716**
GASTOS DE CONSUMO	33.547.101
Remuneraciones	19.703.418
Sueldos, salarios y otras retribuciones	6.110.369
Beneficios y complementos de sueldos y salarios	4.450.304
Aportes patronales	854.131
Prestaciones sociales y otras indemnizaciones	1.541.120
Asistencia socioeconómica	6.747.494
Compra de bienes y servicios	12.195.524
Bienes de consumo	5.237.290
Servicios no personales	6.958.234
Impuestos indirectos	1.648.159
TRANSFERENCIAS Y DONACIONES CORRIENTES	78.383.615
Al sector privado	77.492.615
Transferencias corrientes al sector privado	77.492.615
Otras transferencias corrientes internas al sector privado	77.492.615
Al sector público	891.000
Donaciones corrientes al sector público	891.000
A los entes descentralizados sin fines empresariales	891.000
GASTOS DE CAPITAL	**594.550**
INVERSIÓN REAL DIRECTA	594.550
Formación bruta de capital fijo	594.550
Maquinaria, equipos y otros bienes muebles	594.550
TOTAL GASTOS	**112.525.266**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123954	Atención Medica Hospitalaria a los Estudiantes Universitarios del Sector Público	estudiante	6.000	6.000	12.000	19.707.524	71.581.020			91.288.544
124803	Promoción de la salud de las y los estudiantes universitarios del sector público para la prevención de enfermedades	jornada			216	5.436.387	3.518.529			8.954.916
					TOTAL	**25.143.911**	**75.099.549**			**100.243.460**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	4.152.052	2.687.285			6.839.337
02	Gestión administrativa	3.304.036	2.138.433			5.442.469
	TOTAL	**7.456.088**	**4.825.718**			**12.281.806**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**56**	**27**	**1**	**84**	**2.169.306**	**1.754.618**	**3.923.924**
Alto Nivel y de Dirección		1		1	38.706	32.900	71.606
Directivo	6	2	1	9	247.272	210.181	457.453
Profesional y Técnico	39	17		56	1.477.792	1.256.123	2.733.915
Personal Administrativo	8	2		10	226.952	192.910	419.862
Obrero	3	5		8	178.584	62.504	241.088
Personal Fijo a Tiempo Parcial	**2**	**2**		**4**	**51.024**	**43.371**	**94.395**
Personal Médico	2	2		4	51.024	43.371	94.395
Personal Contratado		**4**		**4**	**102.048**		**102.048**
Profesional y Técnico		4		4	102.048		102.048
TOTAL	**58**	**33**	**1**	**92**	**2.322.378**	**1.797.989**	**4.120.367**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	19.703.418
4.02	Materiales, suministros y mercancías	5.237.290
4.03	Servicios no personales	8.606.393
4.04	Activos reales	594.550
4.07	Transferencias y donaciones	78.383.615
	TOTAL	**112.525.266**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**79.925.267**
INGRESOS CORRIENTES ORDINARIOS	79.925.267
TRANSFERENCIAS CORRIENTES	79.925.267
Transferencias corrientes del sector público	79.925.267
Transferencias corrientes internas recibidas del sector público	79.925.267
De la República	79.925.267
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	79.925.267
-Recursos Ordinarios	79.925.267
1.2 GASTOS CORRIENTES	**111.930.716**
GASTOS DE CONSUMO	33.547.101
Remuneraciones	19.703.418
Sueldos, salarios y otras retribuciones	6.110.369
Beneficios y complementos de sueldos y salarios	4.450.304
Aportes patronales	854.131
Prestaciones sociales y otras indemnizaciones	1.541.120
Asistencia socioeconómica	6.747.494
Compra de bienes y servicios	12.195.524
Bienes de consumo	5.237.290
Servicios no personales	6.958.234
Impuestos indirectos	1.648.159
TRANSFERENCIAS Y DONACIONES CORRIENTES	78.383.615
Al sector privado	77.492.615
Transferencias corrientes al sector privado	77.492.615
Otras transferencias corrientes internas al sector privado	77.492.615
Al sector público	891.000
Donaciones corrientes al sector público	891.000
A los entes descentralizados sin fines empresariales	891.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(32.005.449)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(32.005.449)**
RECURSOS PROPIOS DE CAPITAL	(32.005.449)
Desahorro en cuenta corriente	(32.005.449)
2.2 GASTOS DE CAPITAL	**594.550**
INVERSIÓN REAL DIRECTA	594.550
Formación bruta de capital fijo	594.550
Maquinaria, equipos y otros bienes muebles	594.550
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(32.599.999)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**32.599.999**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	32.599.999
Disminución de otros activos financieros	32.599.999
Disminución de disponibilidades	32.599.999
Disminución de bancos	32.599.999
3.2 APLICACIONES FINANCIERAS	**32.599.999**
DÉFICIT FINANCIERO	32.599.999

A0313

Fundación Instituto de Estudios Avanzados (IDEA)

FUNDACIÓN INSTITUTO DE ESTUDIOS AVANZADOS (IDEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Instituto de Estudios Avanzados (IDEA), fue creada el 15 de noviembre de 1979 y desde su inicio en el campus, realiza investigaciones en biología humana, específicamente en neurología y genética. Recientemente, se crearon unidades de investigación en genómica, en biotecnología de plantas, en biotecnología aplicada al petróleo, al ambiente y a los recursos naturales en bioética y bioseguridad.

La visión del IDEA, es constituirse en un Instituto de referencia nacional e internacional en biotecnología y áreas afines a la biología. Su orientación debe ser la búsqueda de la excelencia científica y académica, promoviendo el carácter competitivo e innovador en dichas áreas. Así mismo, fomentar la generación de conocimientos en bioética y bioseguridad con el propósito de preservar la biodiversidad y mejorar la percepción pública sobre los productos, procesos y servicios de la bioindustria.

La misión del IDEA, es organizar, coordinar y crear espacios que concentren a grupos de investigadores, con el propósito de desarrollar programas y proyectos de investigación e innovación en el área de las ciencias biológicas y afines. Ello facilitará, el flujo de conocimientos relacionados con la biotecnología, la bioética y la bioseguridad, para mejorar la calidad de vida, preservar la biodiversidad y contribuir con el progreso del país y de la región.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**97.237.591**
INGRESOS CORRIENTES ORDINARIOS	97.237.591
INGRESOS DE OPERACIÓN	390.000
Otros ingresos de operación	390.000
TRANSFERENCIAS CORRIENTES	96.847.591
Transferencias corrientes del sector público	96.847.591
Transferencias corrientes internas recibidas del sector público	96.847.591
De la República	96.847.591
INGRESOS DE CAPITAL	**4.265.401**
RECURSOS PROPIOS DE CAPITAL	4.265.401
Incremento de la depreciación y amortización acumuladas	4.265.401
TOTAL RECURSOS	**101.502.992**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**101.502.992**
GASTOS DE CONSUMO	95.811.395
Remuneraciones	81.233.898
Sueldos, salarios y otras retribuciones	22.184.086
Beneficios y complementos de sueldos y salarios	13.106.190
Prestaciones sociales y otras indemnizaciones	8.212.356
Asistencia socioeconómica	37.731.266
Compra de bienes y servicios	10.097.796
Bienes de consumo	910.700
Servicios no personales	9.187.096
Impuestos indirectos	214.300
Depreciación y amortización	4.265.401
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.691.597
Al sector privado	5.691.597
Transferencias corrientes al sector privado	5.691.597
Directas a personas	5.691.597
Jubilaciones y otros beneficios asociados	5.691.597
TOTAL GASTOS	**101.502.992**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126948	Fortalecimiento en la generación de conocimiento y la prestación de servicios especializados en el área de salud con el fin garantizar bienestar integral y la calidad de vida del pueblo venezolano	actividad			76.095		14.743.520			14.743.520
126949	Desarrollo en procesos biotecnológicos para mejorar las condiciones de los rubros tradicionales prioritarios y estratégicos contribuyendo a la soberanía alimentaria de la nación.	investigación			501		3.946.420			3.946.420
126950	Aplicación de procesos biotecnológicos en la industria petrolera, con el fin de mejorar el valor comercial de crudos no convencionales y el saneamiento de pasivos ambientales.	investigación			5		2.966.297			2.966.297
126951	Consolidación de la Escuela Superior Internacional del IDEA, como ente responsable de la capacitación y formación de talento humano reflejo de la nueva visión política nacional e institucional.	participante			504		940.356			940.356
126953	Estudiar los procesos sociopolíticos en el contexto de una Venezuela paradigma del Siglo XXI y analizar nuestro patrimonio cultural venezolano.	acción			7		1.675.130			1.675.130
					TOTAL		**24.271.723**			**24.271.723**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		56.962.175			56.962.175
02	Gestión administrativa	4.655.401	9.922.096			14.577.497
03	Previsión y protección social		5.691.597			5.691.597
	TOTAL	**4.655.401**	**72.575.868**			**77.231.269**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**207**	**153**	**12**	**372**	**16.158.186**		**16.158.186**
Directivo	3	6	6	15	725.676		725.676
Profesional y Técnico	67	34	1	102	4.931.066		4.931.066
Personal Administrativo	25	21		46	2.224.063		2.224.063
Personal de Investigación	76	39		115	5.558.141		5.558.141
Obrero	36	53	5	94	2.719.240		2.719.240
Personal Contratado	**2**	**3**		**5**	**102.790**		**102.790**
Personal Administrativo	2	1		3	61.674		61.674
Personal Médico		2		2	41.116		41.116
TOTAL	**209**	**156**	**12**	**377**	**16.260.976**		**16.260.976**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**16**	**20**	**36**	**5.691.597**
Empleados	12	10	22	3.478.135
Obreros	4	10	14	2.213.462
TOTAL	**16**	**20**	**36**	**5.691.597**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	81.233.898
4.02	Materiales, suministros y mercancías	910.700
4.03	Servicios no personales	9.401.396
4.07	Transferencias y donaciones	5.691.597
4.08	Otros gastos	4.265.401
	TOTAL	**101.502.992**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**97.237.591**
INGRESOS CORRIENTES ORDINARIOS	97.237.591
INGRESOS DE OPERACIÓN	390.000
Otros ingresos de operación	390.000
TRANSFERENCIAS CORRIENTES	96.847.591
Transferencias corrientes del sector público	96.847.591
Transferencias corrientes internas recibidas del sector público	96.847.591
De la República	96.847.591
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	96.847.591
- Recursos Ordinarios	96.847.591
1.2 GASTOS CORRIENTES	**101.502.992**
GASTOS DE CONSUMO	95.811.395
Remuneraciones	81.233.898
Sueldos, salarios y otras retribuciones	22.184.086
Beneficios y complementos de sueldos y salarios	13.106.190
Prestaciones sociales y otras indemnizaciones	8.212.356
Asistencia socioeconómica	37.731.266
Compra de bienes y servicios	10.097.796
Bienes de consumo	910.700
Servicios no personales	9.187.096
Impuestos indirectos	214.300
Depreciación y amortización	4.265.401
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.691.597
Al sector privado	5.691.597
Transferencias corrientes al sector privado	5.691.597
Directas a personas	5.691.597
Jubilaciones y otros beneficios asociados	5.691.597
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.265.401)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
RECURSOS PROPIOS DE CAPITAL	
Desahorro en cuenta corriente	(4.265.401)
Incremento de la depreciación y amortización acumuladas	4.265.401
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0314

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ANZOÁTEGUI (FUNDACITE-ANZOÁTEGUI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui), es un ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.219.807**
INGRESOS CORRIENTES ORDINARIOS	5.219.807
TRANSFERENCIAS CORRIENTES	5.219.807
Transferencias corrientes del sector público	5.219.807
Transferencias corrientes internas recibidas del sector público	5.219.807
De la República	5.219.807
INGRESOS DE CAPITAL	**1.426.447**
RECURSOS PROPIOS DE CAPITAL	1.426.447
Incremento de la depreciación y amortización acumuladas	1.426.447
FUENTES DE FINANCIAMIENTO	**1.189.650**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.189.650
Disminución de otros activos financieros	1.189.650
Disminución de disponibilidades	1.189.650
Disminución de bancos	1.189.650
TOTAL RECURSOS	**7.835.904**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**7.835.904**
GASTOS DE CONSUMO	7.763.287
Remuneraciones	5.616.190
Sueldos, salarios y otras retribuciones	1.674.519
Beneficios y complementos de sueldos y salarios	3.193.111
Asistencia socioeconómica	748.560
Compra de bienes y servicios	677.650
Bienes de consumo	111.500
Servicios no personales	566.150
Impuestos indirectos	43.000
Depreciación y amortización	1.426.447
TRANSFERENCIAS Y DONACIONES CORRIENTES	72.617
Al sector privado	72.617
Transferencias corrientes al sector privado	72.617
Directas a personas	72.617
Jubilaciones y otros beneficios asociados	72.617
TOTAL GASTOS	**7.835.904**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125283	Coordinación y articulación de actividades científicas, tecnológicas y de innovación, dirigidas a las áreas petróleo, turismo y agropecuaria, para fortalecer el tejido socioproductivo y resolver problemas concretos del estado Anzoátegui.	coordinación			112	65.000	2.697.017			2.762.017
					TOTAL	**65.000**	**2.697.017**			**2.762.017**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	434.000	2.450.173			2.884.173
02	Gestión administrativa	2.117.097				2.117.097
03	Previsión y protección social		72.617			72.617
	TOTAL	**2.551.097**	**2.522.790**			**5.073.887**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**16**		**38**	**1.394.810**		**1.394.810**
Alto Nivel y de Dirección		2		2	68.023		68.023
Profesional y Técnico	16	6		22	835.437		835.437
Personal Administrativo	5	3		8	281.004		281.004
Obrero	1	5		6	210.346		210.346
Personal Contratado		**1**		**1**	**10.000**		**10.000**
Obrero		1		1	10.000		10.000
TOTAL	22	17		39	1.404.810		1.404.810

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**72.617**
Empleados	1		1	72.617
TOTAL	1		1	72.617

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	5.616.190
4.02	Materiales, suministros y mercancías	111.500
4.03	Servicios no personales	609.150
4.07	Transferencias y donaciones	72.617
4.08	Otros gastos	1.426.447
	TOTAL	**7.835.904**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.219.807**
INGRESOS CORRIENTES ORDINARIOS	5.219.807
TRANSFERENCIAS CORRIENTES	5.219.807
Transferencias corrientes del sector público	5.219.807
Transferencias corrientes internas recibidas del sector público	5.219.807
De la República	5.219.807
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	5.219.807
- Recursos Ordinarios	5.219.807
1.2 GASTOS CORRIENTES	**7.835.904**
GASTOS DE CONSUMO	7.763.287
Remuneraciones	5.616.190
Sueldos, salarios y otras retribuciones	1.674.519
Beneficios y complementos de sueldos y salarios	3.193.111
Asistencia socioeconómica	748.560
Compra de bienes y servicios	677.650
Bienes de consumo	111.500
Servicios no personales	566.150
Impuestos indirectos	43.000
Depreciación y amortización	1.426.447
TRANSFERENCIAS Y DONACIONES CORRIENTES	72.617
Al sector privado	72.617
Transferencias corrientes al sector privado	72.617
Directas a personas	72.617
Jubilaciones y otros beneficios asociados	72.617
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.616.097)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.189.650)**
RECURSOS PROPIOS DE CAPITAL	(1.189.650)
Desahorro en cuenta corriente	(2.616.097)
Incremento de la depreciación y amortización acumuladas	1.426.447
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(1.189.650)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.189.650**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.189.650
Disminución de otros activos financieros	1.189.650
Disminución de disponibilidades	1.189.650
Disminución de bancos	1.189.650
3.2 APLICACIONES FINANCIERAS	**1.189.650**
DÉFICIT FINANCIERO	1.189.650

A0315

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ARAGUA (FUNDACITE-ARAGUA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**14.575.237**
INGRESOS CORRIENTES ORDINARIOS	14.575.237
TRANSFERENCIAS CORRIENTES	14.575.237
Transferencias corrientes del sector público	14.575.237
Transferencias corrientes internas recibidas del sector público	14.575.237
De la República	14.575.237
INGRESOS DE CAPITAL	**560.000**
RECURSOS PROPIOS DE CAPITAL	560.000
Incremento de la depreciación y amortización acumuladas	560.000
FUENTES DE FINANCIAMIENTO	**3.519.360**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.519.360
Disminución de otros activos financieros	3.519.360
Disminución de disponibilidades	3.519.360
Disminución de bancos	3.519.360
TOTAL RECURSOS	**18.654.597**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**18.654.597**
GASTOS DE CONSUMO	18.157.941
Remuneraciones	12.232.873
Sueldos, salarios y otras retribuciones	4.181.351
Beneficios y complementos de sueldos y salarios	3.417.219
Aportes patronales	992.955
Asistencia socioeconómica	3.641.348
Compra de bienes y servicios	4.818.202
Bienes de consumo	1.796.912
Servicios no personales	3.021.290
Impuestos indirectos	546.866
Depreciación y amortización	560.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	496.656
Al sector privado	496.656
Transferencias corrientes al sector privado	496.656
Directas a personas	496.656
Jubilaciones y otros beneficios asociados	496.656
TOTAL GASTOS	**18.654.597**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124875	Fortalecimiento y articulación de los actores sociales del sistema regional de CTI vinculados al desarrollo socio-productivo del Estado Aragua.	persona	900	900	1.800		7.079.319			7.079.319
					TOTAL		7.079.319			7.079.319

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	89.600	6.166.680			6.256.280
02	Gestión administrativa	3.989.760	832.582			4.822.342
03	Previsión y protección social		496.656			496.656
	TOTAL	4.079.360	7.495.918			11.575.278

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**20**		**46**	**2.350.413**		**2.350.413**
Alto Nivel y de Dirección		2		2	105.665		105.665
Profesional y Técnico	17	8		25	1.275.425		1.275.425
Personal Administrativo	5	2		7	357.119		357.119
Obrero	4	8		12	612.204		612.204
Personal Contratado	**11**	**13**		**24**	**1.224.408**		**1.224.408**
Profesional y Técnico	9	9		18	918.306		918.306
Obrero	2	4		6	306.102		306.102
TOTAL	**37**	**33**		**70**	**3.574.821**		**3.574.821**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**3**	**1**	**4**	**496.656**
Empleados	3	1	4	496.656
TOTAL	**3**	**1**	**4**	**496.656**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	12.232.873
4.02	Materiales, suministros y mercancías	1.796.912
4.03	Servicios no personales	3.568.156
4.07	Transferencias y donaciones	496.656
4.08	Otros gastos	560.000
	TOTAL	**18.654.597**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.575.237**
INGRESOS CORRIENTES ORDINARIOS	14.575.237
TRANSFERENCIAS CORRIENTES	14.575.237
Transferencias corrientes del sector público	14.575.237
Transferencias corrientes internas recibidas del sector público	14.575.237
De la República	14.575.237
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	14.575.237
- Recursos Ordinarios	14.575.237
1.2 GASTOS CORRIENTES	**18.654.597**
GASTOS DE CONSUMO	18.157.941
Remuneraciones	12.232.873
Sueldos, salarios y otras retribuciones	4.181.351
Beneficios y complementos de sueldos y salarios	3.417.219
Aportes patronales	992.955
Asistencia socioeconómica	3.641.348
Compra de bienes y servicios	4.818.202
Bienes de consumo	1.796.912
Servicios no personales	3.021.290
Impuestos indirectos	546.866
Depreciación y amortización	560.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	496.656
Al sector privado	496.656
Transferencias corrientes al sector privado	496.656
Directas a personas	496.656
Jubilaciones y otros beneficios asociados	496.656
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.079.360)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(3.519.360)**
RECURSOS PROPIOS DE CAPITAL	(3.519.360)
Desahorro en cuenta corriente	(4.079.360)
Incremento de la depreciación y amortización acumuladas	560.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(3.519.360)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.519.360**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.519.360
Disminución de otros activos financieros	3.519.360
Disminución de disponibilidades	3.519.360
Disminución de bancos	3.519.360
3.2 APLICACIONES FINANCIERAS	**3.519.360**
DÉFICIT FINANCIERO	3.519.360

A0316

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO CARABOBO (FUNDACITE-CARABOBO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Carabobo en el ejercicio económico-financiero 2015, seguirán en la consolidación del nuevo modelo de científico-tecnológico, expresado en los lineamientos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019.

Presupuestariamente la Fundacite Carabobo orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**7.465.538**
INGRESOS CORRIENTES ORDINARIOS	7.465.538
TRANSFERENCIAS CORRIENTES	7.465.538
Transferencias corrientes del sector público	7.465.538
Transferencias corrientes internas recibidas del sector público	7.465.538
De la República	7.465.538
INGRESOS DE CAPITAL	**194.810**
RECURSOS PROPIOS DE CAPITAL	194.810
Incremento de la depreciación y amortización acumuladas	194.810
FUENTES DE FINANCIAMIENTO	**2.565.290**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.565.290
Disminución de otros activos financieros	2.565.290
Disminución de disponibilidades	2.565.290
Disminución de bancos	2.565.290
TOTAL RECURSOS	**10.225.638**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**9.296.608**
GASTOS DE CONSUMO	9.241.072
Remuneraciones	6.850.553
Sueldos, salarios y otras retribuciones	2.678.061
Beneficios y complementos de sueldos y salarios	2.273.272
Aportes patronales	358.460
Prestaciones sociales y otras indemnizaciones	275.168
Asistencia socioeconómica	1.265.592
Compra de bienes y servicios	1.959.423
Bienes de consumo	819.419
Servicios no personales	1.140.004
Impuestos indirectos	236.286
Depreciación y amortización	194.810
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.536
Al sector privado	55.536
Transferencias corrientes al sector privado	55.536
Directas a personas	55.536
Jubilaciones y otros beneficios asociados	55.536
GASTOS DE CAPITAL	**206.084**
INVERSIÓN REAL DIRECTA	206.084
Formación bruta de capital fijo	206.084
Maquinaria, equipos y otros bienes muebles	206.084
APLICACIONES FINANCIERAS	**722.946**
DISMINUCIÓN DE PASIVOS	722.946
Disminución de otros pasivos	722.946
Disminución de obligaciones de ejercicios anteriores	722.946
TOTAL GASTOS	**10.225.638**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124974	Fortalecimiento del Sistema Nacional de Ciencia, Tecnología e Innovación mediante la asistencia técnica a productores de los rubros, cacao, papa, miel y alevines, para incrementar la producción e incorporar elementos tecnológicos endógenos al aparato productivo del estado Carabobo	proyecto de investigación			4		2.850.071			2.850.071
					TOTAL		**2.850.071**			**2.850.071**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	394.668	3.813.373			4.208.041
02	Gestión administrativa	2.365.432	746.558			3.111.990
03	Previsión y protección social		55.536			55.536
	TOTAL	**2.760.100**	**4.615.467**			**7.375.567**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**21**		**43**	**2.366.258**		**2.366.258**
Alto Nivel y de Dirección		1		1	78.000		78.000
Directivo	2	3		5	390.000		390.000
Profesional y Técnico	18	12		30	1.541.140		1.541.140
Obrero	2	5		7	357.118		357.118
TOTAL	**22**	**21**		**43**	**2.366.258**		**2.366.258**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**55.536**
Empleados	1		1	55.536
TOTAL	**1**		**1**	**55.536**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	6.850.553
4.02	Materiales, suministros y mercancías	819.419
4.03	Servicios no personales	1.376.290
4.04	Activos reales	206.084
4.07	Transferencias y donaciones	55.536
4.08	Otros gastos	194.810
4.11	Disminución de pasivos	722.946
	TOTAL	**10.225.638**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.465.538**
INGRESOS CORRIENTES ORDINARIOS	7.465.538
TRANSFERENCIAS CORRIENTES	7.465.538
Transferencias corrientes del sector público	7.465.538
Transferencias corrientes internas recibidas del sector público	7.465.538
De la República	7.465.538
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	7.465.538
Recursos Ordinarios	7.465.538
1.2 GASTOS CORRIENTES	**9.296.608**
GASTOS DE CONSUMO	9.241.072
Remuneraciones	6.850.553
Sueldos, salarios y otras retribuciones	2.678.061
Beneficios y complementos de sueldos y salarios	2.273.272
Aportes patronales	358.460
Prestaciones sociales y otras indemnizaciones	275.168
Asistencia socioeconómica	1.265.592
Compra de bienes y servicios	1.959.423
Bienes de consumo	819.419
Servicios no personales	1.140.004
Impuestos indirectos	236.286
Depreciación y amortización	194.810
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.536
Al sector privado	55.536
Transferencias corrientes al sector privado	55.536
Directas a personas	55.536
Jubilaciones y otros beneficios asociados	55.536
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.831.070)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.636.260)**
RECURSOS PROPIOS DE CAPITAL	(1.636.260)
Desahorro en cuenta corriente	(1.831.070)
Incremento de la depreciación y amortización acumuladas	194.810
2.2 GASTOS DE CAPITAL	**206.084**
INVERSIÓN REAL DIRECTA	206.084
Formación bruta de capital fijo	206.084
Maquinaria, equipos y otros bienes muebles	206.084
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.842.344)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.565.290**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.565.290
Disminución de otros activos financieros	2.565.290
Disminución de disponibilidades	2.565.290
Disminución de bancos	2.565.290
3.2 APLICACIONES FINANCIERAS	**2.565.290**
DISMINUCIÓN DE PASIVOS	722.946
Disminución de otros pasivos	722.946
Disminución de obligaciones de ejercicios anteriores	722.946
DÉFICIT FINANCIERO	1.842.344

A0318

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO FALCÓN (FUNDACITE-FALCÓN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite- Falcón), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Falcón en el ejercicio económico-financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que Fundacite Falcón centra sus objetivos estratégicos en los siguientes lineamientos:

- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.

Presupuestariamente la Fundacite Falcón orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**17.211.046**
INGRESOS CORRIENTES ORDINARIOS	17.211.046
TRANSFERENCIAS CORRIENTES	17.211.046
Transferencias corrientes del sector público	17.211.046
Transferencias corrientes internas recibidas del sector público	17.211.046
De la República	5.406.450
De los entes descentralizados sin fines empresariales	11.411.158
Del Poder Estadal	393.438
INGRESOS DE CAPITAL	**223.260**
RECURSOS PROPIOS DE CAPITAL	223.260
Incremento de la depreciación y amortización acumuladas	223.260
FUENTES DE FINANCIAMIENTO	**250.612**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.612
Disminución de otros activos financieros	250.612
Disminución de disponibilidades	250.612
Disminución de bancos	250.612
TOTAL RECURSOS	**17.684.918**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**11.194.329**
GASTOS DE CONSUMO	10.980.194
Remuneraciones	5.378.226
Sueldos, salarios y otras retribuciones	2.258.925
Beneficios y complementos de sueldos y salarios	1.398.126
Aportes patronales	413.736
Prestaciones sociales y otras indemnizaciones	613.182
Asistencia socioeconómica	694.257
Compra de bienes y servicios	4.111.602
Bienes de consumo	1.520.540
Servicios no personales	2.591.062
Impuestos indirectos	1.267.106
Depreciación y amortización	223.260
TRANSFERENCIAS Y DONACIONES CORRIENTES	214.135
Al sector privado	214.135
Transferencias corrientes al sector privado	214.135
Directas a personas	89.135
Jubilaciones y otros beneficios asociados	89.135
Otras transferencias corrientes internas al sector privado	125.000
GASTOS DE CAPITAL	**6.490.589**
INVERSIÓN REAL DIRECTA	6.490.589
Formación bruta de capital fijo	6.490.589
Maquinaria, equipos y otros bienes muebles	6.140.318
Construcciones de bienes de dominio privado	350.271
TOTAL GASTOS	**17.684.918**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125508	Asistencia técnica y social para la formulación y gestión de 13 proyectos innovadores integrales en los rubros de abono orgánico, agave cocuy, frutícola, zábila, caprinos, café y bovinos en el estado Falcón	proyecto de investigación			13	47.218	2.768.850			2.816.068
125542	Fortalecimiento de la plataforma tecnológica y acondicionamiento de la infraestructura del Centro de Formación e Innovación Socio-productiva (CFIS) de Fundacite Falcón	acondicionamiento			1				11.411.158	11.411.158
					TOTAL	47.218	2.768.850		11.411.158	14.227.226

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.637.600			2.637.600
02	Gestión administrativa	337.519			393.438	730.957
03	Previsión y protección social	89.135				89.135
	TOTAL	426.654	2.637.600		393.438	3.457.692

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**13**		**36**	**1.673.484**		**1.673.484**
Alto Nivel y de Dirección	1	1		2	114.783		114.783
Profesional y Técnico	19	6		25	1.204.434		1.204.434
Personal Administrativo	1			1	48.177		48.177
Obrero	2	6		8	306.090		306.090
Personal Contratado	**1**	**1**		**2**	**114.795**		**114.795**
Profesional y Técnico	1	1		2	114.795		114.795
TOTAL	**24**	**14**		**38**	**1.788.279**		**1.788.279**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**1**	**2**	**89.135**
Empleados	1		1	44.568
Obreros		1	1	44.567
TOTAL	**1**	**1**	**2**	**89.135**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	5.378.226
4.02	Materiales, suministros y mercancías	1.520.540
4.03	Servicios no personales	3.858.168
4.04	Activos reales	6.490.589
4.07	Transferencias y donaciones	214.135
4.08	Otros gastos	223.260
	TOTAL	**17.684.918**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**17.211.046**
INGRESOS CORRIENTES ORDINARIOS	17.211.046
TRANSFERENCIAS CORRIENTES	17.211.046
Transferencias corrientes del sector público	17.211.046
Transferencias corrientes internas recibidas del sector público	17.211.046
De la República	5.406.450
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	5.406.450
Recursos Ordinarios	5.406.450
De los entes descentralizados sin fines empresariales	11.411.158
Del Poder Estadal	393.438
1.2 GASTOS CORRIENTES	**11.194.329**
GASTOS DE CONSUMO	10.980.194
Remuneraciones	5.378.226
Sueldos, salarios y otras retribuciones	2.258.925
Beneficios y complementos de sueldos y salarios	1.398.126
Aportes patronales	413.736
Prestaciones sociales y otras indemnizaciones	613.182
Asistencia socioeconómica	694.257
Compra de bienes y servicios	4.111.602
Bienes de consumo	1.520.540
Servicios no personales	2.591.062
Impuestos indirectos	1.267.106
Depreciación y amortización	223.260
TRANSFERENCIAS Y DONACIONES CORRIENTES	214.135
Al sector privado	214.135
Transferencias corrientes al sector privado	214.135
Directas a personas	89.135
Jubilaciones y otros beneficios asociados	89.135
Otras transferencias corrientes internas al sector privado	125.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.016.717**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.239.977**
RECURSOS PROPIOS DE CAPITAL	6.239.977
Ahorro en cuenta corriente	6.016.717
Incremento de la depreciación y amortización acumuladas	223.260
2.2 GASTOS DE CAPITAL	**6.490.589**
INVERSIÓN REAL DIRECTA	6.490.589
Formación bruta de capital fijo	6.490.589
Maquinaria, equipos y otros bienes muebles	6.140.318
Construcciones de bienes de dominio privado	350.271
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(250.612)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**250.612**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.612
Disminución de otros activos financieros	250.612
Disminución de disponibilidades	250.612
Disminución de bancos	250.612
3.2 APLICACIONES FINANCIERAS	**250.612**
DÉFICIT FINANCIERO	250.612

A0319

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO BOLÍVAR (FUNDACITE-BOLÍVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación. Para este abordaje, la acción de Fundacite-Bolívar en el ejercicio económico-financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que Fundacite-Bolívar centra sus objetivos estratégicos en el siguiente lineamiento:

- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**7.557.080**
INGRESOS CORRIENTES ORDINARIOS	7.557.080
TRANSFERENCIAS CORRIENTES	7.557.080
Transferencias corrientes del sector público	7.557.080
Transferencias corrientes internas recibidas del sector público	7.557.080
De la República	7.557.080
FUENTES DE FINANCIAMIENTO	**793.540**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	793.540
Disminución de otros activos financieros	793.540
Disminución de disponibilidades	793.540
Disminución de bancos	793.540
TOTAL RECURSOS	**8.350.620**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**8.350.620**
GASTOS DE CONSUMO	7.659.270
Remuneraciones	7.485.730
Sueldos, salarios y otras retribuciones	4.273.750
Beneficios y complementos de sueldos y salarios	2.908.138
Asistencia socioeconómica	303.842
Compra de bienes y servicios	168.540
Servicios no personales	168.540
Impuestos indirectos	5.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	691.350
Al sector privado	691.350
Transferencias corrientes al sector privado	691.350
Directas a personas	71.350
Jubilaciones y otros beneficios asociados	71.350
Otras transferencias corrientes internas al sector privado	620.000
TOTAL GASTOS	**8.350.620**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125505	Impulso a la consolidación del Sistema Nacional de Ciencia, Tecnología e Innovación para el desarrollo socio productivo del estado Bolívar.	actividad			50	750.030	2.623.862			3.373.892
					TOTAL	**750.030**	**2.623.862**			**3.373.892**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.861.868			4.861.868
02	Gestión administrativa	43.510				43.510
03	Previsión y protección social		71.350			71.350
	TOTAL	**43.510**	**4.933.218**			**4.976.728**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**28**	**10**	**3**	**41**	**2.291.607**	**166.080**	**2.457.687**
Alto Nivel y de Dirección		2	3	5	51.017	4.020	55.037
Profesional y Técnico	21	5		26	1.730.440	132.660	1.863.100
Personal Administrativo	4			4	204.048	15.000	219.048
Obrero	3	3		6	306.102	14.400	320.502
TOTAL	28	10	3	41	2.291.607	166.080	2.457.687

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**71.350**
Obreros		1	1	71.350
TOTAL		1	1	71.350

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	7.485.730
4.03	Servicios no personales	173.540
4.07	Transferencias y donaciones	691.350
	TOTAL	**8.350.620**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.557.080**
INGRESOS CORRIENTES ORDINARIOS	7.557.080
TRANSFERENCIAS CORRIENTES	7.557.080
Transferencias corrientes del sector público	7.557.080
Transferencias corrientes internas recibidas del sector público	7.557.080
De la República	7.557.080
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	7.557.080
- Recursos Ordinarios	7.557.080
1.2 GASTOS CORRIENTES	**8.350.620**
GASTOS DE CONSUMO	7.659.270
Remuneraciones	7.485.730
Sueldos, salarios y otras retribuciones	4.273.750
Beneficios y complementos de sueldos y salarios	2.908.138
Asistencia socioeconómica	303.842
Compra de bienes y servicios	168.540
Servicios no personales	168.540
Impuestos indirectos	5.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	691.350
Al sector privado	691.350
Transferencias corrientes al sector privado	691.350
Directas a personas	71.350
Jubilaciones y otros beneficios asociados	71.350
Otras transferencias corrientes internas al sector privado	620.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(793.540)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(793.540)**
RECURSOS PROPIOS DE CAPITAL	(793.540)
Desahorro en cuenta corriente	(793.540)
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(793.540)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**793.540**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	793.540
Disminución de otros activos financieros	793.540
Disminución de disponibilidades	793.540
Disminución de bancos	793.540
3.2 APLICACIONES FINANCIERAS	**793.540**
DÉFICIT FINANCIERO	793.540

A0320

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO MÉRIDA (FUNDACITE-MÉRIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Mérida en el ejercicio económico-financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que Fundacite Mérida centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.
- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Presupuestariamente la Fundacite Mérida orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**23.271.754**
INGRESOS CORRIENTES ORDINARIOS	23.271.754
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	50.000
Venta de otros bienes y servicios	50.000
TRANSFERENCIAS CORRIENTES	23.221.754
Transferencias corrientes del sector público	23.221.754
Transferencias corrientes internas recibidas del sector público	23.221.754
De la República	14.324.018
Del Poder Estadal	8.897.736
INGRESOS DE CAPITAL	**6.835.992**
RECURSOS PROPIOS DE CAPITAL	3.700.000
Incremento de la depreciación y amortización acumuladas	3.700.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.135.992
Transferencias y donaciones de capital del sector público	3.135.992
Transferencias de capital recibidas del sector público	3.135.992
Del Poder Estadal	3.135.992
FUENTES DE FINANCIAMIENTO	**30.155.575**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	30.155.575
Disminución de otros activos financieros	30.155.575
Disminución de disponibilidades	30.155.575
Disminución de bancos	30.155.575
TOTAL RECURSOS	**60.263.321**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**42.557.414**
GASTOS DE CONSUMO	38.298.065
Remuneraciones	19.398.721
Sueldos, salarios y otras retribuciones	4.966.684
Beneficios y complementos de sueldos y salarios	7.300.741
Aportes patronales	741.553
Prestaciones sociales y otras indemnizaciones	1.287.587
Asistencia socioeconómica	5.102.156
Compra de bienes y servicios	11.784.321
Bienes de consumo	3.660.497
Servicios no personales	8.123.824
Impuestos indirectos	3.415.023
Depreciación y amortización	3.700.000
GASTOS DE LA PROPIEDAD	50.400
Alquileres de tierras y terrenos	50.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.208.949
Al sector privado	4.208.949
Transferencias corrientes al sector privado	4.178.949
Directas a personas	3.505.289
Pensiones y otros beneficios asociados	175.473
Jubilaciones y otros beneficios asociados	784.101
Otras transferencias directas a personas	2.545.715
Otras transferencias corrientes internas al sector privado	673.660
Donaciones corrientes al sector privado	30.000
Donaciones a personas	30.000
GASTOS DE CAPITAL	**14.776.341**
INVERSIÓN REAL DIRECTA	14.776.341
Formación bruta de capital fijo	14.776.341
Maquinaria, equipos y otros bienes muebles	7.279.351
Construcciones de bienes de dominio privado	7.496.990

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**2.929.566**
DISMINUCIÓN DE PASIVOS	2.929.566
Disminución de cuentas y efectos por pagar	2.929.566
Disminución de cuentas y efectos por pagar a corto plazo	276.458
Disminución cuentas por pagar a proveedores a corto plazo	276.458
Disminución de otras cuentas y efectos por pagar	2.653.108
Disminución de otras cuentas por pagar a corto plazo	2.653.108
TOTAL GASTOS	**60.263.321**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125516	Conformación de Redes Socialistas de Innovación Productivas (RSIP), tomando en cuenta las potencialidades agrícolas y pecuarias visualizadas en los corredores comunales del estado Mérida	red			5		1.596.037		116.600	1.712.637
125521	Formación en el área científica, tecnológica y de innovación como parte fundamental de la atención integral a los actores sociales, académicos e institucionales en el estado Mérida.	capacitación	4.725	2.025	6.750	2.109.522	7.187.351		5.818.413	15.115.286
125535	Acondicionamiento de la infraestructura física de espacios de desarrollo, socialización y formación en ciencia, tecnología e innovación en el estado Mérida.	infraestructura			1	13.219.351			3.660.213	16.879.564
					TOTAL	**15.328.873**	**8.783.388**		**9.595.226**	**33.707.487**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	9.504.136	3.603.657			13.107.793
02	Gestión administrativa	9.072.566	977.399		2.438.502	12.488.467
03	Previsión y protección social		959.574			959.574
	TOTAL	18.576.702	5.540.630		2.438.502	26.555.834

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**47**	**28**		**75**	**2.738.391**	**553.715**	**3.292.106**
Alto Nivel y de Dirección		1		1	506.239	131.214	637.453
Profesional y Técnico	41	17		58	1.762.834	374.922	2.137.756
Personal Administrativo	1	2		3	121.477	35.536	157.013
Obrero	5	8		13	347.841	12.043	359.884
Personal Contratado	**6**			**6**	**160.542**		**160.542**
Profesional y Técnico	6			6	160.542		160.542
TOTAL	**53**	**28**		**81**	**2.898.933**	**553.715**	**3.452.648**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**4**		**4**	**784.101**
Empleados	3		3	533.552
Obreros	1		1	250.549
Pensionados	**1**		**1**	**175.473**
Obreros	1		1	175.473
TOTAL	**5**		**5**	**959.574**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	19.398.721
4.02	Materiales, suministros y mercancías	3.660.497
4.03	Servicios no personales	11.589.247
4.04	Activos reales	14.776.341
4.07	Transferencias y donaciones	4.208.949
4.08	Otros gastos	3.700.000
4.11	Disminución de pasivos	2.929.566
	TOTAL	**60.263.321**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**23.271.754**
INGRESOS CORRIENTES ORDINARIOS	23.271.754
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	50.000
Venta de otros bienes y servicios	50.000
TRANSFERENCIAS CORRIENTES	23.221.754
Transferencias corrientes del sector público	23.221.754
Transferencias corrientes internas recibidas del sector público	23.221.754
De la República	14.324.018
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	14.324.018
- Recursos Ordinarios	14.324.018
Del Poder Estadal	8.897.736
1.2 GASTOS CORRIENTES	**42.557.414**
GASTOS DE CONSUMO	38.298.065
Remuneraciones	19.398.721
Sueldos, salarios y otras retribuciones	4.966.684
Beneficios y complementos de sueldos y salarios	7.300.741
Aportes patronales	741.553
Prestaciones sociales y otras indemnizaciones	1.287.587
Asistencia socioeconómica	5.102.156
Compra de bienes y servicios	11.784.321
Bienes de consumo	3.660.497
Servicios no personales	8.123.824
Impuestos indirectos	3.415.023
Depreciación y amortización	3.700.000
GASTOS DE LA PROPIEDAD	50.400
Alquileres de tierras y terrenos	50.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.208.949
Al sector privado	4.208.949
Transferencias corrientes al sector privado	4.178.949
Directas a personas	3.505.289
Pensiones y otros beneficios asociados	175.473
Jubilaciones y otros beneficios asociados	784.101
Otras transferencias directas a personas	2.545.715
Otras transferencias corrientes internas al sector privado	673.660
Donaciones corrientes al sector privado	30.000
Donaciones a personas	30.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(19.285.660)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(12.449.668)**
RECURSOS PROPIOS DE CAPITAL	(15.585.660)
Desahorro en cuenta corriente	(19.285.660)
Incremento de la depreciación y amortización acumuladas	3.700.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.135.992
Transferencias y donaciones de capital del sector público	3.135.992
Transferencias de capital recibidas del sector público	3.135.992
Del Poder Estadal	3.135.992
2.2 GASTOS DE CAPITAL	**14.776.341**
INVERSIÓN REAL DIRECTA	14.776.341
Formación bruta de capital fijo	14.776.341
Maquinaria, equipos y otros bienes muebles	7.279.351
Construcciones de bienes de dominio privado	7.496.990
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(27.226.009)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**30.155.575**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	30.155.575
Disminución de otros activos financieros	30.155.575
Disminución de disponibilidades	30.155.575
Disminución de bancos	30.155.575
3.2 APLICACIONES FINANCIERAS	**30.155.575**
DISMINUCIÓN DE PASIVOS	2.929.566
Disminución de cuentas y efectos por pagar	2.929.566
Disminución de cuentas y efectos por pagar a corto plazo	276.458
Disminución cuentas por pagar a proveedores a corto plazo	276.458
Disminución de otras cuentas y efectos por pagar	2.653.108
Disminución de otras cuentas por pagar a corto plazo	2.653.108
DÉFICIT FINANCIERO	27.226.009

A0321

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO TÁCHIRA (FUNDACITE-TÁCHIRA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Táchira en el ejercicio económico-financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que Fundacite Táchira centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

Presupuestariamente la Fundacite Táchira orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.847.617**
INGRESOS CORRIENTES ORDINARIOS	4.847.617
TRANSFERENCIAS CORRIENTES	4.847.617
Transferencias corrientes del sector público	4.847.617
Transferencias corrientes internas recibidas del sector público	4.847.617
De la República	4.847.617
TOTAL RECURSOS	**4.847.617**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.847.617**
GASTOS DE CONSUMO	4.684.152
Remuneraciones	4.297.982
Sueldos, salarios y otras retribuciones	1.541.876
Beneficios y complementos de sueldos y salarios	1.683.169
Aportes patronales	146.871
Prestaciones sociales y otras indemnizaciones	175.237
Asistencia socioeconómica	750.829
Compra de bienes y servicios	376.170
Bienes de consumo	90.000
Servicios no personales	286.170
Impuestos indirectos	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	163.465
Al sector privado	163.465
Transferencias corrientes al sector privado	163.465
Directas a personas	163.465
Pensiones y otros beneficios asociados	108.976
Jubilaciones y otros beneficios asociados	54.489
TOTAL GASTOS	**4.847.617**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125536	Formación para una gestión científico- tecnológica que incida en la solución de problemas de alto impacto en el estado Táchira	participante			700		1.839.989			1.839.989
					TOTAL		**1.839.989**			**1.839.989**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.647.993			2.647.993
02	Gestión administrativa		196.170			196.170
03	Previsión y protección social		163.465			163.465
	TOTAL		**3.007.628**			**3.007.628**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**14**		**26**	**1.154.486**	**158.501**	**1.312.987**
Alto Nivel y de Dirección	1			1	38.493	8.937	47.430
Directivo	4	6		10	446.398	80.325	526.723
Profesional y Técnico	2	6		8	325.232	51.405	376.637
Personal Administrativo	4	1		5	255.084	17.834	272.918
Obrero	1	1		2	89.279		89.279
Personal Contratado		**2**		**2**	**86.097**		**86.097**
Profesional y Técnico		2		2	86.097		86.097
TOTAL	**12**	**16**		**28**	**1.240.583**	**158.501**	**1.399.084**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**54.489**
Alto Nivel y de Dirección		1	1	54.489
Pensionados	**1**	**1**	**2**	**108.976**
Obreros	1	1	2	108.976
TOTAL	**1**	**2**	**3**	**163.465**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.297.982
4.02	Materiales, suministros y mercancías	90.000
4.03	Servicios no personales	296.170
4.07	Transferencias y donaciones	163.465
	TOTAL	**4.847.617**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.847.617**
INGRESOS CORRIENTES ORDINARIOS	4.847.617
TRANSFERENCIAS CORRIENTES	4.847.617
Transferencias corrientes del sector público	4.847.617
Transferencias corrientes internas recibidas del sector público	4.847.617
De la República	4.847.617
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	4.847.617
Recursos Ordinarios	4.847.617
1.2 GASTOS CORRIENTES	**4.847.617**
GASTOS DE CONSUMO	4.684.152
Remuneraciones	4.297.982
Sueldos, salarios y otras retribuciones	1.541.876
Beneficios y complementos de sueldos y salarios	1.683.169
Aportes patronales	146.871
Prestaciones sociales y otras indemnizaciones	175.237
Asistencia socioeconómica	750.829
Compra de bienes y servicios	376.170
Bienes de consumo	90.000
Servicios no personales	286.170
Impuestos indirectos	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	163.465
Al sector privado	163.465
Transferencias corrientes al sector privado	163.465
Directas a personas	163.465
Pensiones y otros beneficios asociados	108.976
Jubilaciones y otros beneficios asociados	54.489
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	

A0322

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO SUCRE (FUNDACITE-SUCRE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Sucre en el ejercicio económico-financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que Fundacite Sucre centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.

Presupuestariamente la Fundacite Sucre orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.327.496**
INGRESOS CORRIENTES ORDINARIOS	5.327.496
TRANSFERENCIAS CORRIENTES	5.327.496
Transferencias corrientes del sector público	5.327.496
Transferencias corrientes internas recibidas del sector público	5.327.496
De la República	4.656.643
Del Poder Estadal	670.853
INGRESOS DE CAPITAL	**270.000**
RECURSOS PROPIOS DE CAPITAL	270.000
Incremento de la depreciación y amortización acumuladas	270.000
FUENTES DE FINANCIAMIENTO	**358.908**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	358.908
Disminución de otros activos financieros	358.908
Disminución de disponibilidades	253.222
Disminución de bancos	253.222
Disminución de cuentas por cobrar a corto plazo	105.686
Disminución de otras cuentas por cobrar a corto plazo	105.686
TOTAL RECURSOS	**5.956.404**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**5.806.404**
GASTOS DE CONSUMO	5.786.404
Remuneraciones	4.345.272
Sueldos, salarios y otras retribuciones	1.997.032
Beneficios y complementos de sueldos y salarios	1.400.658
Aportes patronales	250.818
Prestaciones sociales y otras indemnizaciones	151.936
Asistencia socioeconómica	544.828
Compra de bienes y servicios	1.074.926
Bienes de consumo	459.748
Servicios no personales	615.178
Impuestos indirectos	96.206
Depreciación y amortización	270.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
APLICACIONES FINANCIERAS	**150.000**
DISMINUCIÓN DE PASIVOS	150.000
Disminución de cuentas y efectos por pagar	150.000
Disminución de cuentas y efectos por pagar a corto plazo	150.000
Disminución de efectos por pagar a proveedores a corto plazo	150.000
TOTAL GASTOS	**5.956.404**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124900	Prestar la asistencia técnica al Sistema Nacional Ciencia Tecnología e Innovación (SNCTI), innovadores, redes socialistas de innovación productiva y desarrollo de proyectos de investigación derivados de las necesidades propias del estado Sucre.	asistencia técnica			90	208.908	75.000		670.853	954.761
					TOTAL	**208.908**	**75.000**		**670.853**	**954.761**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.270.272			4.270.272
02	Gestión administrativa	420.000	311.371			731.371
	TOTAL	**420.000**	**4.581.643**			**5.001.643**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**14**		**28**	**1.001.807**		**1.001.807**
Alto Nivel y de Dirección		2		2	113.966		113.966
Profesional y Técnico	12	8		20	699.190		699.190
Obrero	2	4		6	188.651		188.651
Personal Contratado	**3**	**1**		**4**	**280.713**		**280.713**
Profesional y Técnico	3	1		4	280.713		280.713
TOTAL	**17**	**15**		**32**	**1.282.520**		**1.282.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.345.272
4.02	Materiales, suministros y mercancías	459.748
4.03	Servicios no personales	711.384
4.07	Transferencias y donaciones	20.000
4.08	Otros gastos	270.000
4.11	Disminución de pasivos	150.000
	TOTAL	**5.956.404**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.327.496**
INGRESOS CORRIENTES ORDINARIOS	5.327.496
TRANSFERENCIAS CORRIENTES	5.327.496
Transferencias corrientes del sector público	5.327.496
Transferencias corrientes internas recibidas del sector público	5.327.496
De la República	4.656.643
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	4.656.643
Recursos Ordinarios	4.656.643
Del Poder Estadal	670.853
1.2 GASTOS CORRIENTES	**5.806.404**
GASTOS DE CONSUMO	5.786.404
Remuneraciones	4.345.272
Sueldos, salarios y otras retribuciones	1.997.032
Beneficios y complementos de sueldos y salarios	1.400.658
Aportes patronales	250.818
Prestaciones sociales y otras indemnizaciones	151.936
Asistencia socioeconómica	544.828
Compra de bienes y servicios	1.074.926
Bienes de consumo	459.748
Servicios no personales	615.178
Impuestos indirectos	96.206
Depreciación y amortización	270.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(478.908)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(208.908)**
RECURSOS PROPIOS DE CAPITAL	(208.908)
Desahorro en cuenta corriente	(478.908)
Incremento de la depreciación y amortización acumuladas	270.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(208.908)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**358.908**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	358.908
Disminución de otros activos financieros	358.908
Disminución de disponibilidades	253.222
Disminución de bancos	253.222
Disminución de cuentas por cobrar a corto plazo	105.686
Disminución de otras cuentas por cobrar a corto plazo	105.686
3.2 APLICACIONES FINANCIERAS	**358.908**
DISMINUCIÓN DE PASIVOS	150.000
Disminución de cuentas y efectos por pagar	150.000
Disminución de cuentas y efectos por pagar a corto plazo	150.000
Disminución de efectos por pagar a proveedores a corto plazo	150.000
DÉFICIT FINANCIERO	208.908

A0333

Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)

FUNDACIÓN GRAN MARISCAL DE AYACUCHO (FUNDAYACUCHO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Gran Mariscal de Ayacucho (Fundayacucho) es una institución que, tiene como misión la ejecución de políticas del Estado para la democratización de la educación, inclusión e integración de estudiantes, colectivos sociales y comunidades organizadas del país y de los pueblos del sur, mediante el acompañamiento socioeducativo, fortaleciendo sus capacidades de auto transformación, construcción y la socialización de sus saberes y experiencias para ponerlos al servicio de los objetivos socio-económicos de los pueblos.

Atiende las obligaciones adquiridas como resultado de los procesos de selección de los becarios venezolanos y extranjeros que demandan apoyo económico para la realización de sus estudios tanto en Venezuela como en el exterior y de convenios de cooperación técnica con organismos académicos nacionales y del exterior, con organismos del Sector Público y Comunidades organizadas para su fortalecimiento y desarrollo, a fin de cumplir con lo establecido en su misión.

- Fortalecimiento de los procesos formativos de la educación popular dirigidos al talento humano de las comunidades, consejos estudiantiles, y servidores del Estado venezolano y de los pueblos del sur.

- Fomento de la formación socialista del talento humano en contribución al desarrollo tecnológico, industrial y socio productivo nacional e internacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**364.228.702**
INGRESOS CORRIENTES ORDINARIOS	364.228.702
TRANSFERENCIAS CORRIENTES	364.228.702
Transferencias corrientes del sector público	364.228.702
Transferencias corrientes internas recibidas del sector público	364.228.702
De la República	364.228.702
INGRESOS DE CAPITAL	**1.890.000**
RECURSOS PROPIOS DE CAPITAL	1.890.000
Incremento de la depreciación y amortización acumuladas	1.890.000
FUENTES DE FINANCIAMIENTO	**214.976.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	214.976.000
Disminución de otros activos financieros	214.976.000
Disminución de disponibilidades	214.976.000
Disminución de caja	1.008.422
Disminución de bancos	213.967.578
TOTAL RECURSOS	**581.094.702**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**561.901.012**
GASTOS DE CONSUMO	201.988.133
Remuneraciones	146.875.319
Sueldos, salarios y otras retribuciones	46.725.109
Beneficios y complementos de sueldos y salarios	26.810.768
Aportes patronales	8.023.134
Prestaciones sociales y otras indemnizaciones	2.254.820
Asistencia socioeconómica	63.061.488
Compra de bienes y servicios	49.722.810
Bienes de consumo	10.401.663
Servicios no personales	39.321.147
Impuestos indirectos	3.500.004
Depreciación y amortización	1.890.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	359.912.879
Al sector privado	359.912.879
Transferencias corrientes al sector privado	358.412.879
Directas a personas	355.941.779
Pensiones y otros beneficios asociados	3.244.584
Jubilaciones y otros beneficios asociados	31.477.415
Otras transferencias directas a personas	321.219.780
A instituciones sin fines de lucro	35.100
Otras transferencias corrientes internas al sector privado	2.436.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.500.000
APLICACIONES FINANCIERAS	**19.193.690**
DISMINUCIÓN DE PASIVOS	19.193.690
Disminución de cuentas y efectos por pagar	19.193.690
Disminución de cuentas y efectos por pagar a corto plazo	5.864.667
Disminución de sueldos, salarios y otras remuneraciones por pagar	601.330
Disminución de aportes patronales y retenciones laborales por pagar	4.613.337

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	692.668
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	120.668
Disminución de otros aportes patronales por pagar	3.800.00'
Disminución cuentas por pagar a proveedores a corto plazo	650.000
Disminución de otras cuentas y efectos por pagar	13.329.023
Disminución de otras cuentas por pagar a corto plazo	13.329.023
TOTAL GASTOS	**581.094.702**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124007	Fortalecimiento del Sistema de atención al estudiante universitario y a la población vulnerable hasta su formación, a fin de fomentar las áreas definidas como prioritarias en los planes estratégicos de desarrollo económico y social de la Nación.	estudiante	24.518	24.517	49.035	67.852.399	260.527.177			328.379.576
124008	Programa de Estudiantes Internacionales en la República Bolivariana de Venezuela.	estudiante	1.680	1.680	3.360	1.545.842	31.016.131			32.561.973
124009	Territorialización de la Gestión de Fundayacucho a Nivel Nacional e Internacional	estudiante	16.888	16.888	33.776	1.348.823	5.002.109			6.350.932
					TOTAL	70.747.064	296.545.417			367.292.481

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	75.992.586	32.961.286			108.953.872
02	Gestión administrativa	70.126.350				70.126.350
03	Previsión y protección social		34.721.999			34.721.999
	TOTAL	**146.118.936**	**67.683.285**			**213.802.221**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**243**	**176**	**156**	**575**	**39.193.776**	**1.453.044**	**40.646.820**
Alto Nivel y de Dirección		1		1	120.192		120.192
Directivo	20	9	41	70	6.365.232	15.276	6.380.508
Profesional y Técnico	150	66	49	265	19.482.453	927.622	20.410.075
Personal Administrativo	62	54	43	159	9.044.255	379.187	9.423.442
Personal Médico		1		1	74.524	3.291	77.815
Obrero	11	45	23	79	4.107.120	127.668	4.234.788
Personal Contratado	**2**	**5**		**7**	**419.988**		**419.988**
Profesional y Técnico	2	5		7	419.988		419.988
TOTAL	**245**	**181**	**156**	**582**	**39.613.764**	**1.453.044**	**41.066.808**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**79**	**33**	**112**	**31.477.415**
Empleados	76	27	103	27.537.550
Obreros	3	6	9	3.939.865
Pensionados	**17**	**4**	**21**	**3.244.584**
Empleados	14	3	17	2.304.807
Obreros	3	1	4	939.777
TOTAL	**96**	**37**	**133**	**34.721.999**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	146.875.319
4.02	Materiales, suministros y mercancías	10.401.663
4.03	Servicios no personales	42.821.151
4.07	Transferencias y donaciones	359.912.879
4.08	Otros gastos	1.890.000
4.11	Disminución de pasivos	19.193.690
	TOTAL	**581.094.702**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**364.228.702**
INGRESOS CORRIENTES ORDINARIOS	364.228.702
TRANSFERENCIAS CORRIENTES	364.228.702
Transferencias corrientes del sector público	364.228.702
Transferencias corrientes internas recibidas del sector público	364.228.702
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	364.228.702
- Recursos Ordinarios	364.228.702
1.2 GASTOS CORRIENTES	**561.901.012**
GASTOS DE CONSUMO	201.988.133
Remuneraciones	146.875.319
Sueldos, salarios y otras retribuciones	46.725.109
Beneficios y complementos de sueldos y salarios	26.810.768
Aportes patronales	8.023.134
Prestaciones sociales y otras indemnizaciones	2.254.820
Asistencia socioeconómica	63.061.488
Compra de bienes y servicios	49.722.810
Bienes de consumo	10.401.663
Servicios no personales	39.321.147
Impuestos indirectos	3.500.004
Depreciación y amortización	1.890.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	359.912.879
Al sector privado	359.912.879
Transferencias corrientes al sector privado	358.412.879
Directas a personas	355.941.779
Pensiones y otros beneficios asociados	3.244.584
Jubilaciones y otros beneficios asociados	31.477.415
Otras transferencias directas a personas	321.219.780
A instituciones sin fines de lucro	35.100

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias corrientes internas al sector privado	2.436.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(197.672.310)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(195.782.310)**
RECURSOS PROPIOS DE CAPITAL	(195.782.310)
Desahorro en cuenta corriente	(197.672.310)
Incremento de la depreciación y amortización acumuladas	1.890.000
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(195.782.310)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**214.976.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	214.976.000
Disminución de otros activos financieros	214.976.000
Disminución de disponibilidades	214.976.000
Disminución de caja	1.008.422
Disminución de bancos	213.967.578
3.2 APLICACIONES FINANCIERAS	**214.976.000**
DISMINUCIÓN DE PASIVOS	19.193.690
Disminución de cuentas y efectos por pagar	19.193.690
Disminución de cuentas y efectos por pagar a corto plazo	5.864.667
Disminución de sueldos, salarios y otras remuneraciones por pagar	601.330
Disminución de aportes patronales y retenciones laborales por pagar	4.613.337
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	692.668
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	120.668
Disminución de otros aportes patronales por pagar	3.800.001

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución cuentas por pagar a proveedores a corto plazo	650.000
Disminución de otras cuentas y efectos por pagar	13.329.023
Disminución de otras cuentas por pagar a corto plazo	13.329.023
DÉFICIT FINANCIERO	195.782.310

A0334

Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

FUNDACIÓN INSTITUTO DE INGENIERÍA PARA LA INVESTIGACIÓN Y DESARROLLO TECNOLÓGICO (FIIDT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT) es una Institución del Estado Venezolano destinada a brindar servicios de asesoría organizaciones públicas y privadas en las áreas de Ingeniería Mecánica, Tecnología de Materiales, Geomántica, e Ingeniería Eléctrica y Sistemas; coadyuvando al logro del Desarrollo Nacional signado por la independencia científica y tecnológica y la búsqueda de un modelo de desarrollo socio productivo que tenga como pivote el bienestar del hombre y la justicia social; todo esto enmarcado dentro de las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Las políticas presupuestarias adelantadas por esta Organización son diseñadas con base al ordenamiento jurídico Nacional que rige la materia; así como las especificidades institucionales, operativas y requerimientos de servicios que conformaran nuestra estructura de ingresos y egresos.

Para el Ejercicio Fiscal 2015 la FIIIDT se ha planteado adelantar el siguiente Proyecto: "Apoyo científico, tecnológico y de innovación a los procesos de desarrollo industrial y agrícola, orientado a la satisfacción de las necesidades del pueblo". Actualmente la quinta parte del monto de las importaciones se invierten en maquinaria, equipos mecánicos o partes, generando una alta dependencia del mercado extranjero, por lo que se hace prioritario apoyar el aparato productivo a través del desarrollo de bienes de capital que apuntalen la producción industrial, el desarrollo y la innovación. A tal efecto se requiere incrementar la producción Nacional de Ciencia, Tecnología e Innovación hacia las necesidades y potencialidades del país para el cumplimiento de los objetivos de las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

La Fundación Instituto de Ingeniería para Investigación y Desarrollo Tecnológico, establecerá mecanismo de control para el fortalecimiento en sus cinco centros de investigación para la actualización de sus equipos y sobre todo de la formación y capacitación de su capital humano.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**153.588.474**
INGRESOS CORRIENTES ORDINARIOS	153.588.474
INGRESOS DE OPERACIÓN	43.858.919
Otros ingresos de operación	43.858.919
TRANSFERENCIAS CORRIENTES	109.729.555
Transferencias corrientes del sector público	109.729.555
Transferencias corrientes internas recibidas del sector público	109.729.555
De la República	95.646.585
De los entes descentralizados sin fines empresariales	14.082.970
INGRESOS DE CAPITAL	**5.433.192**
RECURSOS PROPIOS DE CAPITAL	5.433.192
Incremento de la depreciación y amortización acumuladas	5.433.192
FUENTES DE FINANCIAMIENTO	**90.091.008**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	90.091.008
Disminución de otros activos financieros	90.091.008
Disminución de disponibilidades	90.091.008
Disminución de caja	90.091.008
TOTAL RECURSOS	**249.112.674**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**226.421.346**
GASTOS DE CONSUMO	222.771.982
Remuneraciones	101.206.650
Sueldos, salarios y otras retribuciones	37.732.884
Beneficios y complementos de sueldos y salarios	43.469.956
Aportes patronales	4.399.229
Prestaciones sociales y otras indemnizaciones	3.442.737
Asistencia socioeconómica	12.161.844
Compra de bienes y servicios	107.614.931
Bienes de consumo	20.118.425
Servicios no personales	87.496.506
Impuestos indirectos	8.517.209
Depreciación y amortización	5.433.192
GASTOS DE LA PROPIEDAD	10.000
Derechos sobre bienes intangibles	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.639.364
Al sector privado	3.639.364
Transferencias corrientes al sector privado	2.639.364
Directas a personas	2.629.364
Pensiones y otros beneficios asociados	187.756
Jubilaciones y otros beneficios asociados	2.441.608
A instituciones sin fines de lucro	10.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
GASTOS DE CAPITAL	**22.691.328**
INVERSIÓN REAL DIRECTA	22.691.328
Formación bruta de capital fijo	22.661.328
Maquinaria, equipos y otros bienes muebles	22.661.328
Bienes intangibles	30.000
TOTAL GASTOS	**249.112.674**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124919	Fortalecimiento de capacidades científico tecnológicas en procesos de desarrollo del sector industrial y agrícola para la construcción del modelo económico socialista sustentable	tecnología			3	89.894.929	64.928.239			154.823.168
124960	Desarrollo de la primera célula del sistema nacional de casas de diseño industrial Municipio Iribarren del Estado a cargo de la red nacional de comuneros del territorio Lara-Portuguesa-Yaracuy	pieza			300				14.082.970	14.082.970
					TOTAL	**89.894.929**	**64.928.239**		**14.082.970**	**168.906.138**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	4.629.272	28.078.982			32.708.254
02	Gestión administrativa	44.858.918				44.858.918
03	Previsión y protección social		2.639.364			2.639.364
	TOTAL	**49.488.190**	**30.718.346**			**80.206.536**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**149**	**232**		**381**	**30.292.362**		**30.292.362**
Alto Nivel y de Dirección		8		8	939.546		939.546
Personal Administrativo	**39**	**52**		**91**	**9.087.709**		**9.087.709**
Personal de Investigación	110	172		282	20.265.107		20.265.107
Personal Contratado	**10**	**12**		**22**	**1.432.033**		**1.432.033**
Personal de Investigación	10	12		22	1.432.033		1.432.033
TOTAL	159	244		403	31.724.395		31.724.395

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**6**	**10**	**16**	**2.441.608**
Empleados	6	10	16	2.441.608
Pensionados	**2**	**2**	**4**	**187.756**
Empleados	2	2	4	187.756
TOTAL	8	12	20	2.629.364

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	101.206.650
4.02	Materiales, suministros y mercancías	20.118.425
4.03	Servicios no personales	96.023.715
4.04	Activos reales	22.691.328
4.07	Transferencias y donaciones	3.639.364
4.08	Otros gastos	5.433.192
	TOTAL	**249.112.674**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**153.588.474**
INGRESOS CORRIENTES ORDINARIOS	153.588.474
INGRESOS DE OPERACIÓN	43.858.919
Otros ingresos de operación	43.858.919
TRANSFERENCIAS CORRIENTES	109.729.555
Transferencias corrientes del sector público	109.729.555
Transferencias corrientes internas recibidas del sector público	109.729.555
De la República	95.646.585
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	95.646.585
- Recursos Ordinarios	95.646.585
De los entes descentralizados sin fines empresariales	14.082.970
1.2 GASTOS CORRIENTES	**226.421.346**
GASTOS DE CONSUMO	222.771.982
Remuneraciones	101.206.650
Sueldos, salarios y otras retribuciones	37.732.884
Beneficios y complementos de sueldos y salarios	43.469.956
Aportes patronales	4.399.229
Prestaciones sociales y otras indemnizaciones	3.442.737
Asistencia socioeconómica	12.161.844
Compra de bienes y servicios	107.614.931
Bienes de consumo	20.118.425
Servicios no personales	87.496.506
Impuestos indirectos	8.517.209
Depreciación y amortización	5.433.192
GASTOS DE LA PROPIEDAD	10.000
Derechos sobre bienes intangibles	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.639.364
Al sector privado	3.639.364

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	2.639 364
Directas a personas	2.629 364
Pensiones y otros beneficios asociados	187 756
Jubilaciones y otros beneficios asociados	2.441 608
A instituciones sin fines de lucro	10 000
Donaciones corrientes al sector privado	1.000 000
Donaciones a personas	1.000 000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(72.832.872)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(67.399.680)**
RECURSOS PROPIOS DE CAPITAL	(67.399.680)
Desahorro en cuenta corriente	(72.832.872)
Incremento de la depreciación y amortización acumuladas	5.433.192
2.2 GASTOS DE CAPITAL	**22.691.328**
INVERSIÓN REAL DIRECTA	22.691.328
Formación bruta de capital fijo	22.661.328
Maquinaria, equipos y otros bienes muebles	22.661.328
Bienes intangibles	30.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(90.091.008)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**90.091.008**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	90.091 008
Disminución de otros activos financieros	90.091 008
Disminución de disponibilidades	90.091 008
Disminución de caja	90.091 008
3.2 APLICACIONES FINANCIERAS	**90.091.008**
DÉFICIT FINANCIERO	90.091 008

A0338

Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)

FUNDACIÓN INSTITUTO ZULIANO DE INVESTIGACIONES TECNOLÓGICAS (INZIT-CICASI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Instituto Zuliano de Investigaciones Tecnológicas (Inzit-Cicasi), sirve de soporte a las empresas de la región Zuliana mediante servicios técnicos y desarrollo de tecnologías que contribuyen al crecimiento sustentable del país. El Inzit- Cicasi posee un grupo de profesionales con las más altas calificaciones en las especialidades de Química, Geoquímica, Ingeniería, Computación, Biología, Informática, Metalurgia, etc., y cuenta con una infraestructura constituida por laboratorios, instrumentación y equipamiento de alta tecnología para el desarrollo de su gestión, ofreciendo una amplia gama de servicios de análisis, ensayos, y certificación de materiales.

Para el ejercicio fiscal 2015 se establecieron dos (2) proyectos:

- Desarrollo experimental de materiales prototipo de interés para una potencial diversificación del sector agroindustrial en la región Zuliana-Mérida, con una meta de lograr 6 prototipos de nuevos materiales escalables para ser utilizados en el sector agroindustrial, con un total de 100 beneficiarios masculinos y 200 beneficiarios femeninos y beneficiando también a múltiples empresas y organizaciones sociales que se dedican a cultivos para uso agroindustrial. Esta actividad contribuye a la soberanía alimentaria.
- Desarrollo e implementación de alternativas técnico- científicas para mejorar la calidad de vida de comunidades socioproductivas en el Estado Zulia, con una meta de atender 7 comunidades y llevar servicio de agua con uso de acuíferos para cerca de 2000 habitantes de estas comunidades (1,100 femeninos y 900 masculinos), con articulación con las organizaciones sociales y otros entes públicos. El problema del agua en el estado Zulia fue declarado como una de las primeras prioridades en la región y con el presente proyecto, utilizando la ciencia y tecnología para contribuir a la calidad de vida del pueblo.

El INZIT continuará con sus acciones en investigación, servicios tecnológicos y en el acompañamiento social y político de las comunidades, con divulgación y apropiación de ciencia y tecnología pertinente para resolver problemas de las comunidades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**30.987.071**
INGRESOS CORRIENTES ORDINARIOS	30.987.071
INGRESOS DE OPERACIÓN	3.500.000
Otros ingresos de operación	3.500.000
TRANSFERENCIAS CORRIENTES	27.487.071
Transferencias corrientes del sector público	27.487.071
Transferencias corrientes internas recibidas del sector público	27.487.071
De la República	13.920.700
De los entes descentralizados sin fines empresariales	13.566.371
INGRESOS DE CAPITAL	**2.720.000**
RECURSOS PROPIOS DE CAPITAL	2.720.000
Incremento de la depreciación y amortización acumuladas	2.720.000
FUENTES DE FINANCIAMIENTO	**1.100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.100.000
Disminución de otros activos financieros	1.100.000
Disminución de disponibilidades	1.100.000
Disminución de bancos	1.100.000
TOTAL RECURSOS	**34.807.071**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**28.443.790**
GASTOS DE CONSUMO	28.163.790
Remuneraciones	14.241.295
Sueldos, salarios y otras retribuciones	8.371.528
Beneficios y complementos de sueldos y salarios	1.988.893
Aportes patronales	1.149.873
Prestaciones sociales y otras indemnizaciones	813.935
Asistencia socioeconómica	1.917.066
Compra de bienes y servicios	10.425.785
Bienes de consumo	2.603.725
Servicios no personales	7.822.060
Impuestos indirectos	776.710
Depreciación y amortización	2.720.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	280.000
Al sector privado	280.000
Transferencias corrientes al sector privado	280.000
Directas a personas	280.000
Jubilaciones y otros beneficios asociados	280.000
GASTOS DE CAPITAL	**6.363.281**
INVERSIÓN REAL DIRECTA	6.363.281
Formación bruta de capital fijo	6.363.281
Maquinaria, equipos y otros bienes muebles	6.345.781
Construcciones de bienes de dominio privado	17.500
TOTAL GASTOS	**34.807.071**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125177	Desarrollo experimental de materiales prototipo de interés para una potencial diversificación del sector agroindustrial en la región Zuliana-Mérida	prototipo			6		6.222.437		5.932.559	12.154.996
125234	Desarrollo e implementación de alternativas técnico-científicas para mejorar la calidad de vida de comunidades socioproductivas en el Estado Zulia	comunidad			7	1.000.000	4.727.700		5.133.812	10.861.512
					TOTAL	**1.000.000**	**10.950.137**		**11.066.371**	**23.016.508**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.690.563			1.690.563
02	Gestión administrativa	6.320.000	1.000.000		2.500.000	9.820.000
03	Previsión y protección social		280.000			280.000
	TOTAL	**6.320.000**	**2.970.563**		**2.500.000**	**11.790.563**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**46**	**52**		**98**	**7.188.976**		**7.188.976**
Alto Nivel y de Dirección	1			1	100.000		100.000
Directivo	2	1		3	575.118		575.118
Profesional y Técnico	12	19		31	1.997.244		1.997.244
Personal Administrativo	25	20		45	2.144.252		2.144.252
Personal de Investigación	6	12		18	2.372.362		2.372.362
Personal Contratado	**1**	**1**		**2**	**293.094**		**293.094**
Personal Administrativo	1	1		2	293.094		293.094
TOTAL	**47**	**53**		**100**	**7.482.070**		**7.482.070**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**3**	**3**	**280.000**
Empleados		3	3	280.000
TOTAL		**3**	**3**	**280.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	14.241.295
4.02	Materiales, suministros y mercancías	2.603.725
4.03	Servicios no personales	8.598.770
4.04	Activos reales	6.363.281
4.07	Transferencias y donaciones	280.000
4.08	Otros gastos	2.720.000
	TOTAL	**34.807.071**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**30.987.071**
INGRESOS CORRIENTES ORDINARIOS	30.987.071
INGRESOS DE OPERACIÓN	3.500.000
Otros ingresos de operación	3.500.000
TRANSFERENCIAS CORRIENTES	27.487.071
Transferencias corrientes del sector público	27.487.071
Transferencias corrientes internas recibidas del sector público	27.487.071
De la República	13.920.700
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	13.920.700
Recursos Ordinarios	13.920.700
De los entes descentralizados sin fines empresariales	13.566.371
1.2 GASTOS CORRIENTES	**28.443.790**
GASTOS DE CONSUMO	28.163.790
Remuneraciones	14.241.295
Sueldos, salarios y otras retribuciones	8.371.528
Beneficios y complementos de sueldos y salarios	1.988.893
Aportes patronales	1.149.873
Prestaciones sociales y otras indemnizaciones	813.935
Asistencia socioeconómica	1.917.066
Compra de bienes y servicios	10.425.785
Bienes de consumo	2.603.725
Servicios no personales	7.822.060
Impuestos indirectos	776.710
Depreciación y amortización	2.720.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	280.000
Al sector privado	280.000
Transferencias corrientes al sector privado	280.000
Directas a personas	280.000
Jubilaciones y otros beneficios asociados	280.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.543.281**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.263.281**
RECURSOS PROPIOS DE CAPITAL	5.263.281
Ahorro en cuenta corriente	2.543.281
Incremento de la depreciación y amortización acumuladas	2.720.000
2.2 GASTOS DE CAPITAL	**6.363.281**
INVERSIÓN REAL DIRECTA	6.363.281
Formación bruta de capital fijo	6.363.281
Maquinaria, equipos y otros bienes muebles	6.345.781
Construcciones de bienes de dominio privado	17.500
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.100.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.100.000
Disminución de otros activos financieros	1.100.000
Disminución de disponibilidades	1.100.000
Disminución de bancos	1.100.000
3.2 APLICACIONES FINANCIERAS	**1.100.000**
DÉFICIT FINANCIERO	1.100.000

A0355

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ZULIA (FUNDACITE-ZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Zulia (Fundacite Zulia), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**6.881.000**
INGRESOS CORRIENTES ORDINARIOS	6.881.000
TRANSFERENCIAS CORRIENTES	6.881.000
Transferencias corrientes del sector público	6.881.000
Transferencias corrientes internas recibidas del sector público	6.881.000
De la República	6.881.000
INGRESOS DE CAPITAL	**305.000**
RECURSOS PROPIOS DE CAPITAL	305.000
Incremento de la depreciación y amortización acumuladas	305.000
FUENTES DE FINANCIAMIENTO	**1.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.500.000
Disminución de otros activos financieros	1.500.000
Disminución de disponibilidades	1.500.000
Disminución de bancos	1.500.000
TOTAL RECURSOS	**8.686.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**8.516.000**
GASTOS DE CONSUMO	8.229.171
Remuneraciones	3.714.353
Sueldos, salarios y otras retribuciones	842.055
Beneficios y complementos de sueldos y salarios	1.135.084
Aportes patronales	189.449
Asistencia socioeconómica	1.547.765
Compra de bienes y servicios	4.209.818
Bienes de consumo	2.006.715
Servicios no personales	2.203.103
Depreciación y amortización	305.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	286.829
Al sector privado	286.829
Transferencias corrientes al sector privado	286.829
Directas a personas	286.829
Jubilaciones y otros beneficios asociados	286.829
GASTOS DE CAPITAL	**170.000**
INVERSIÓN REAL DIRECTA	170.000
Formación bruta de capital fijo	170.000
Maquinaria, equipos y otros bienes muebles	170.000
TOTAL GASTOS	**8.686.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124902	Recuperación y rehabilitación de los espacios de Fundacite Zulia con la finalidad de promover planes de formación en CTI para las comunidades, instituciones públicas y privadas	acondicionamiento			1		1.220.000			1.220.000
125227	Reimpulsar el desarrollo endógeno para potenciar el tejido socio productivo a través de la transferencia en CTI en el estado Zulia	coordinación			600		4.369.562			4.369.562
					TOTAL		5.589.562			5.589.562

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		597.894			597.894
02	Gestión administrativa	1.805.000	406.715			2.211.715
03	Previsión y protección social		286.829			286.829
	TOTAL	1.805.000	1.291.438			3.096.438

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**21**	**23**		**44**	**592.699**		**592.699**
Alto Nivel y de Dirección		1		1	12.754		12.754
Profesional y Técnico	15	16		31	541.682		541.682
Personal Administrativo	6	6		12	38.263		38.263
Personal Contratado	**1**	**1**		**2**	**109.459**		**109.459**
Profesional y Técnico	1	1		2	109.459		109.459
TOTAL	**22**	**24**		**46**	**702.158**		**702.158**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**6**	**2**	**8**	**286.829**
Empleados	6	2	8	286.829
TOTAL	**6**	**2**	**8**	**286.829**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.714.353
4.02	Materiales, suministros y mercancías	2.006.715
4.03	Servicios no personales	2.203.103
4.04	Activos reales	170.000
4.07	Transferencias y donaciones	286.829
4.08	Otros gastos	305.000
	TOTAL	**8.686.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.881.000**
INGRESOS CORRIENTES ORDINARIOS	6.881.000
TRANSFERENCIAS CORRIENTES	6.881.000
Transferencias corrientes del sector público	6.881.000
Transferencias corrientes internas recibidas del sector público	6.881.000
De la República	6.881.000
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	6.881.000
- Recursos Ordinarios	6.881.000
1.2 GASTOS CORRIENTES	**8.516.000**
GASTOS DE CONSUMO	8.229.171
Remuneraciones	3.714.353
Sueldos, salarios y otras retribuciones	842.055
Beneficios y complementos de sueldos y salarios	1.135.084
Aportes patronales	189.449
Asistencia socioeconómica	1.547.765
Compra de bienes y servicios	4.209.818
Bienes de consumo	2.006.715
Servicios no personales	2.203.103
Depreciación y amortización	305.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	286.829
Al sector privado	286.829
Transferencias corrientes al sector privado	286.829
Directas a personas	286.829
Jubilaciones y otros beneficios asociados	286.829
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.635.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.330.000)**
RECURSOS PROPIOS DE CAPITAL	(1.330.000)
Desahorro en cuenta corriente	(1.635.000)
Incremento de la depreciación y amortización acumuladas	305.000
2.2 GASTOS DE CAPITAL	**170.000**
INVERSIÓN REAL DIRECTA	170.000
Formación bruta de capital fijo	170.000
Maquinaria, equipos y otros bienes muebles	170.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.500.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.500.000
Disminución de otros activos financieros	1.500.000
Disminución de disponibilidades	1.500.000
Disminución de bancos	1.500.000
3.2 APLICACIONES FINANCIERAS	**1.500.000**
DÉFICIT FINANCIERO	1.500.000

A0363

Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

FUNDACIÓN VENEZOLANA DE INVESTIGACIONES SISMOLÓGICAS (FUNVISIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS), tiene como función primordial elevar el nivel de preparación de las comunidades, de las instituciones para minimizar los niveles de vulnerabilidad ante eventos sísmicos.

Para lograr su objetivo FUNVISIS, realiza permanentemente actividades científicas y tecnológicas como son, el mantenimiento de las redes sismológicas y acelerográficas, que proporcionan información permanente sobre la ocurrencia de eventos sísmicos en el país; la realización de estudios e investigaciones sismológicas, destinados a atender la demanda de seguridad de la población ante la amenaza sísmica en el territorio nacional; y la formación de personal especializado en la caracterización de las fuentes sísmicas en el país y en la determinación de áreas susceptibles de riesgo sísmico.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**59.231.135**
INGRESOS CORRIENTES ORDINARIOS	59.231.135
INGRESOS DE OPERACIÓN	1.170.456
Otros ingresos de operación	1.170.456
TRANSFERENCIAS CORRIENTES	58.060.679
Transferencias corrientes del sector público	58.060.679
Transferencias corrientes internas recibidas del sector público	58.060.679
De la República	48.714.214
De los entes descentralizados sin fines empresariales	9.346.465
INGRESOS DE CAPITAL	**1.691.600**
RECURSOS PROPIOS DE CAPITAL	1.691.600
Incremento de la depreciación y amortización acumuladas	1.691.600
FUENTES DE FINANCIAMIENTO	**30.994.717**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	30.994.717
Disminución de otros activos financieros	30.994.717
Disminución de disponibilidades	30.994.717
Disminución de bancos	30.994.717
TOTAL RECURSOS	**91.917.452**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**89.928.947**
GASTOS DE CONSUMO	89.011.060
Remuneraciones	55.354.784
Sueldos, salarios y otras retribuciones	18.205.979
Beneficios y complementos de sueldos y salarios	22.077.039
Aportes patronales	2.100.069
Prestaciones sociales y otras indemnizaciones	4.437.390
Asistencia socioeconómica	8.534.307
Compra de bienes y servicios	28.462.939
Bienes de consumo	5.716.084
Servicios no personales	22.746.855
Impuestos indirectos	3.501.737
Depreciación y amortización	1.691.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	917.887
Al sector privado	917.887
Transferencias corrientes al sector privado	917.887
Directas a personas	917.887
Jubilaciones y otros beneficios asociados	796.087
Otras transferencias directas a personas	121.800
GASTOS DE CAPITAL	**1.988.505**
INVERSIÓN REAL DIRECTA	1.988.505
Formación bruta de capital fijo	1.988.505
Maquinaria, equipos y otros bienes muebles	1.888.505
Construcciones de bienes de dominio privado	100.000
TOTAL GASTOS	**91.917.452**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124764	Conocimiento y divulgación de la amenaza sísmica en Territorio Nacional, de las amenazas hidrometeorológicas y tecnológicas en los ejes geoestrategicos de desarrollo, a través de reportes técnicos y de la formación de la población en materia de prevención ante estos eventos, a fin de contribuir a la disminución del riesgo.	red			8.808	22.552.097	29.321.612		9.346.465	61.220.174
125151	Desarrollo de la geociencia para atender las necesidades de grandes desarrollos de vialidad, transporte, industria petrolera y Gran Misión Vivienda, a través de estudios especializados y atención a comunidades a escala nacional, que permitan impulsar el desarrollo de ciudades incluyentes y sustentables.	asistencia técnica			44	4.075.558	4.778.338			8.853.896
					TOTAL	**26.627.655**	**34.099.950**		**9.346.465**	**70.074.070**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	508.189	13.818.177			14.326.366
02	Gestión administrativa	6.720.929				6.720.929
03	Previsión y protección social		796.087			796.087
	TOTAL	**7.229.118**	**14.614.264**			**21.843.382**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**83**	**88**	**18**	**189**	**8.899.884**		**8.899.884**
Alto Nivel y de Dirección	3	2	1	6	360.213		360.213
Profesional y Técnico	28	20	4	52	2.090.210		2.090.210
Personal Administrativo	15	5		20	430.139		430.139
Personal de Investigación	28	48	8	84	5.170.999		5.170.999
Obrero	9	13	5	27	848.323		848.323
Personal Contratado	**5**	**17**		**22**	**621.207**		**621.207**
Profesional y Técnico	1	2		3	266.851		266.851
Personal Administrativo	1	1		2	148.796		148.796
Personal de Investigación	3	4		7	102.360		102.360
Obrero		10		10	103.200		103.200
TOTAL	**88**	**105**	**18**	**211**	**9.521.091**		**9.521.091**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**7**	**9**	**796.087**
Empleados	2	7	9	796.087
TOTAL	**2**	**7**	**9**	**796.087**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	55.354.784
4.02	Materiales, suministros y mercancías	5.716.084
4.03	Servicios no personales	26.248.592
4.04	Activos reales	1.988.505
4.07	Transferencias y donaciones	917.887
4.08	Otros gastos	1.691.600
	TOTAL	**91.917.452**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**59.231.135**
INGRESOS CORRIENTES ORDINARIOS	59.231.135
INGRESOS DE OPERACIÓN	1.170.456
Otros ingresos de operación	1.170.456
TRANSFERENCIAS CORRIENTES	58.060.679
Transferencias corrientes del sector público	58.060.679
Transferencias corrientes internas recibidas del sector público	58.060.679
De la República	48.714.214
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	48.714.214
- Recursos Ordinarios	48.714.214
De los entes descentralizados sin fines empresariales	9.346.465
1.2 GASTOS CORRIENTES	**89.928.947**
GASTOS DE CONSUMO	89.011.060
Remuneraciones	55.354.784
Sueldos, salarios y otras retribuciones	18.205.979
Beneficios y complementos de sueldos y salarios	22.077.039
Aportes patronales	2.100.069
Prestaciones sociales y otras indemnizaciones	4.437.390
Asistencia socioeconómica	8.534.307
Compra de bienes y servicios	28.462.939
Bienes de consumo	5.716.084
Servicios no personales	22.746.855
Impuestos indirectos	3.501.737
Depreciación y amortización	1.691.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	917.887
Al sector privado	917.887
Transferencias corrientes al sector privado	917.887
Directas a personas	917.887

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	796.087
Otras transferencias directas a personas	121.800
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(30.697.812)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(29.006.212)**
RECURSOS PROPIOS DE CAPITAL	(29.006.212)
Desahorro en cuenta corriente	(30.697.812)
Incremento de la depreciación y amortización acumuladas	1.691.600
2.2 GASTOS DE CAPITAL	**1.988.505**
INVERSIÓN REAL DIRECTA	1.988.505
Formación bruta de capital fijo	1.988.505
Maquinaria, equipos y otros bienes muebles	1.888.505
Construcciones de bienes de dominio privado	100.000
2.3 RESULTADO FINANCIERO : (DEFICIT)	**(30.994.717)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**30.994.717**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	30.994.717
Disminución de otros activos financieros	30.994.717
Disminución de disponibilidades	30.994.717
Disminución de bancos	30.994.717
3.2 APLICACIONES FINANCIERAS	**30.994.717**
DÉFICIT FINANCIERO	30.994.717

A0382

Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)

FUNDACIÓN CENTRO DE INVESTIGACIONES DE ASTRONOMÍA FRANCISCO DUARTE (CIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Su misión consiste en contribuir con el desarrollo de la astronomía, las ciencias del espacio y afines, a través de la producción, promoción, transferencia, difusión de las observaciones, investigación, desarrollo y estudios teóricos y experimentales, además de la formación de recursos humanos de alto nivel, con un claro sentido de pertinencia social que contribuyan con el desarrollo endógeno sustentable y la independencia tecnológica del país para coadyuvar con el fortalecimiento de una sociedad justa, equitativa, democrática, participativa y protagónica.

Su visión es mantener el liderazgo de investigación astronómica en nuestro país y ser el principal instituto de investigación de Ciencias Astronómicas en América Latina, reconocido por la calidad en el desarrollo de investigadores, científicos y estudiantes que contribuyan a través de sus conocimientos al fortalecimiento de otras ciencias y a la difusión de los mismos a la sociedad, utilizando tecnología de punta e interactuando con otros centros de investigación a nivel mundial, para lograr el liderazgo y cumplir con su misión.

Presupuestariamente la Fundación CIDA orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**26.292.591**
INGRESOS CORRIENTES ORDINARIOS	26.292.591
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	500.000
Venta de otros bienes y servicios	500.000
TRANSFERENCIAS CORRIENTES	25.792.591
Transferencias corrientes del sector público	25.792.591
Transferencias corrientes internas recibidas del sector público	25.792.591
De la República	25.792.591
INGRESOS DE CAPITAL	**3.500.000**
RECURSOS PROPIOS DE CAPITAL	3.500.000
Incremento de la depreciación y amortización acumuladas	3.500.000
FUENTES DE FINANCIAMIENTO	**3.395.500**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.395.500
Disminución de otros activos financieros	3.395.500
Disminución de disponibilidades	3.395.500
Disminución de caja	3.395.500
TOTAL RECURSOS	**33.188.091**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**33.128.091**
GASTOS DE CONSUMO	31.288.393
Remuneraciones	24.022.893
Sueldos, salarios y otras retribuciones	9.317.498
Beneficios y complementos de sueldos y salarios	7.320.671
Aportes patronales	1.143.842
Prestaciones sociales y otras indemnizaciones	2.641.772
Asistencia socioeconómica	3.549.110
Otros gastos de personal	50.000
Compra de bienes y servicios	3.582.500
Bienes de consumo	1.733.500
Servicios no personales	1.849.000
Impuestos indirectos	183.000
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.839.698
Al sector privado	1.809.698
Transferencias corrientes al sector privado	1.769.698
Directas a personas	1.769.698
Pensiones y otros beneficios asociados	288.572
Jubilaciones y otros beneficios asociados	1.481.126
Donaciones corrientes al sector privado	40.000
Donaciones a personas	20.000
Donaciones a instituciones sin fines de lucro	20.000
Al sector externo	30.000
Transferencias corrientes al exterior	30.000
A organismos internacionales	30.000
GASTOS DE CAPITAL	**60.000**
INVERSIÓN REAL DIRECTA	60.000
Formación bruta de capital fijo	60.000
Maquinaria, equipos y otros bienes muebles	60.000
TOTAL GASTOS	**33.188.091**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125252	Consolidación de las investigaciones en Astronomía y Astrofísica, a través de la instalación del nuevo instrumental astronómico (CDDS) en los Telescopios del OAN	Plataforma tecnológica			1	990.000	10.485.317			11.475.317
125286	Fomentar la socialización del conocimiento científico en niños, niñas y jóvenes a través de eventos divulgativos en Escuelas y Comunidades.	evento			300	763.000	5.884.324			6.647.324
125325	Ampliación de las capacidades tecnológicas y productivas del Centro Nacional de Tecnologías Ópticas (CNTO)	producto			80	665.000	1.950.729			2.615.729
					TOTAL	2.418.000	18.320.370			20.738.370

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	50.000	5.702.523			5.752.523
02	Gestión administrativa	4.927.500				4.927.500
03	Previsión y protección social		1.769.698			1.769.698
	TOTAL	4.977.500	7.472.221			12.449.721

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**54**	**75**		**129**	**6.409.377**		**6.409.377**
Alto Nivel y de Dirección		1		1	40.000		40.000
Directivo	7	3		10	615.703		615.703
Profesional y Técnico	19	41		60	3.015.274		3.015.274
Personal Administrativo	9	5		14	630.770		630.770
Personal de Investigación	5	7		12	643.475		643.475
Obrero	14	18		32	1.464.155		1.464.155
Personal Contratado	**3**	**15**		**18**	**492.571**		**492.571**
Profesional y Técnico	2	14		16	338.971		338.971
Personal de Investigación	1	1		2	153.600		153.600
TOTAL	**57**	**90**		**147**	**6.901.948**		**6.901.948**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**4**	**4**	**8**	**1.481.126**
Empleados	4	3	7	1.339.491
Obreros		1	1	141.635
Pensionados	**2**		**2**	**288.572**
Empleados	1		1	173.977
Obreros	1		1	114.595
TOTAL	**6**	**4**	**10**	**1.769.698**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	24.022.893
4.02	Materiales, suministros y mercancías	1.733.500
4.03	Servicios no personales	2.032.000
4.04	Activos reales	60.000
4.07	Transferencias y donaciones	1.839.698
4.08	Otros gastos	3.500.000
	TOTAL	**33.188.091**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**26.292.591**
INGRESOS CORRIENTES ORDINARIOS	26.292.591
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	500.000
Venta de otros bienes y servicios	500.000
TRANSFERENCIAS CORRIENTES	25.792.591
Transferencias corrientes del sector público	25.792.591
Transferencias corrientes internas recibidas del sector público	25.792.591
De la República	25.792.591
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	25.792.591
- Recursos Ordinarios	25.792.591
1.2 GASTOS CORRIENTES	**33.128.091**
GASTOS DE CONSUMO	31.288.393
Remuneraciones	24.022.893
Sueldos, salarios y otras retribuciones	9.317.498
Beneficios y complementos de sueldos y salarios	7.320.671
Aportes patronales	1.143.842
Prestaciones sociales y otras indemnizaciones	2.641.772
Asistencia socioeconómica	3.549.110
Otros gastos de personal	50.000
Compra de bienes y servicios	3.582.500
Bienes de consumo	1.733.500
Servicios no personales	1.849.000
Impuestos indirectos	183.000
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.839.698
Al sector privado	1.809.698
Transferencias corrientes al sector privado	1.769.698
Directas a personas	1.769.698

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	288.572
Jubilaciones y otros beneficios asociados	1.481.126
Donaciones corrientes al sector privado	40.000
Donaciones a personas	20.000
Donaciones a instituciones sin fines de lucro	20.000
Al sector externo	30.000
Transferencias corrientes al exterior	30.000
A organismos internacionales	30.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.835.500)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(3.335.500)**
RECURSOS PROPIOS DE CAPITAL	(3.335.500)
Desahorro en cuenta corriente	(6.835.500)
Incremento de la depreciación y amortización acumuladas	3.500.000
2.2 GASTOS DE CAPITAL	**60.000**
INVERSIÓN REAL DIRECTA	60.000
Formación bruta de capital fijo	60.000
Maquinaria, equipos y otros bienes muebles	60.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(3.395.500)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.395.500**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.395.500
Disminución de otros activos financieros	3.395.500
Disminución de disponibilidades	3.395.500
Disminución de caja	3.395.500
3.2 APLICACIONES FINANCIERAS	**3.395.500**
DÉFICIT FINANCIERO	3.395.500

A0405

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO LARA (FUNDACITE-LARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de la Fundacite Lara en el Ejercicio Económico Financiero 2015, seguirá en la consolidación del nuevo modelo científico-tecnológico, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019.

Es por ello, que la Fundacite Lara centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.
- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Presupuestariamente la Fundacite Lara orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que representen un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**10.441.404**
INGRESOS CORRIENTES ORDINARIOS	10.441.404
TRANSFERENCIAS CORRIENTES	10.441.404
Transferencias corrientes del sector público	10.441.404
Transferencias corrientes internas recibidas del sector público	10.441.404
De la República	10.441.404
INGRESOS DE CAPITAL	**240.000**
RECURSOS PROPIOS DE CAPITAL	240.000
Incremento de la depreciación y amortización acumuladas	240.000
FUENTES DE FINANCIAMIENTO	**1.190.708**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.190.708
Disminución de otros activos financieros	1.190.708
Disminución de disponibilidades	1.190.708
Disminución de bancos	1.190.708
TOTAL RECURSOS	**11.872.112**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**11.740.939**
GASTOS DE CONSUMO	11.385.618
Remuneraciones	10.244.853
Sueldos, salarios y otras retribuciones	3.371.728
Beneficios y complementos de sueldos y salarios	2.628.069
Aportes patronales	444.154
Prestaciones sociales y otras indemnizaciones	1.021.599
Asistencia socioeconómica	2.779.303
Compra de bienes y servicios	773.098
Bienes de consumo	123.809
Servicios no personales	649.289
Impuestos indirectos	127.667
Depreciación y amortización	240.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	355.321
Al sector privado	355.321
Transferencias corrientes al sector privado	294.863
Directas a personas	294.863
Jubilaciones y otros beneficios asociados	294.863
Donaciones corrientes al sector privado	60.458
Donaciones a personas	54.655
Donaciones a instituciones sin fines de lucro	5.803
GASTOS DE CAPITAL	**131.173**
INVERSIÓN REAL DIRECTA	131.173
Formación bruta de capital fijo	131.173
Maquinaria, equipos y otros bienes muebles	131.173
TOTAL GASTOS	**11.872.112**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125502	Aplicación de ciencia, tecnología e innovación a los procesos productivos del café y cultivos asociados, en el corredor territorial Fabricio Ojeda en el municipio Morán y otras zonas montañosas de los municipios Andrés Eloy Blanco, Jiménez, Iribarren y Simón Planas	proceso			4	15.003	1.013.030			1.028.033
125507	Aplicación de la ciencia, tecnología e innovación a procesos socio-productivos en la zona semiárida del estado Lara	proceso			4	3	1.001.868			1.001.871
126918	Gestión en ciencia, tecnología e innovación para el territorio Larense	actividad			15	891.004	1.775.504			2.666.508
126925	Fomento del uso de las tecnologías libres de información y comunicación en comunidades y organismos públicos del territorio Larense	proceso			3	89.979	1.067.707			1.157.686
					TOTAL	995.989	4.858.109			5.854.098

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.288.432			5.288.432
02	Gestión administrativa	434.719				434.719
03	Previsión y protección social		294.863			294.863
	TOTAL	**434.719**	**5.583.295**			**6.018.014**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**19**		**45**	**1.721.655**		**1.721.655**
Alto Nivel y de Dirección	2	2		4	153.036		153.036
Profesional y Técnico	13	11		24	893.399		893.399
Personal Administrativo	10	3		13	483.925		483.925
Obrero	1	3		4	191.295		191.295
Personal Contratado		**2**		**2**	**109.312**		**109.312**
Personal Administrativo		2		2	109.312		109.312
TOTAL	**26**	**21**		**47**	**1.830.967**		**1.830.967**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	3		3	**294.863**
Empleados	3		3	294.863
TOTAL	**3**		**3**	**294.863**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	10.244.853
4.02	Materiales, suministros y mercancías	123.809
4.03	Servicios no personales	776.956
4.04	Activos reales	131.173
4.07	Transferencias y donaciones	355.321
4.08	Otros gastos	240.000
	TOTAL	**11.872.112**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**10.441.404**
INGRESOS CORRIENTES ORDINARIOS	10.441.404
TRANSFERENCIAS CORRIENTES	10.441.404
Transferencias corrientes del sector público	10.441.404
Transferencias corrientes internas recibidas del sector público	10.441.404
De la República	10.441.404
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	10.441.404
- Recursos Ordinarios	10.441.404
1.2 GASTOS CORRIENTES	**11.740.939**
GASTOS DE CONSUMO	11.385.618
Remuneraciones	10.244.853
Sueldos, salarios y otras retribuciones	3.371.728
Beneficios y complementos de sueldos y salarios	2.628.069
Aportes patronales	444.154
Prestaciones sociales y otras indemnizaciones	1.021.599
Asistencia socioeconómica	2.779.303
Compra de bienes y servicios	773.098
Bienes de consumo	123.809
Servicios no personales	649.289
Impuestos indirectos	127.667
Depreciación y amortización	240.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	355.321
Al sector privado	355.321
Transferencias corrientes al sector privado	294.863
Directas a personas	294.863
Jubilaciones y otros beneficios asociados	294.863
Donaciones corrientes al sector privado	60.458
Donaciones a personas	54.655
Donaciones a instituciones sin fines de lucro	5.803

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.299.535)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.059.535)**
RECURSOS PROPIOS DE CAPITAL	(1.059.535)
Desahorro en cuenta corriente	(1.299.535)
Incremento de la depreciación y amortización acumuladas	240.000
2.2 GASTOS DE CAPITAL	**131.173**
INVERSIÓN REAL DIRECTA	131.173
Formación bruta de capital fijo	131.173
Maquinaria, equipos y otros bienes muebles	131.173
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.190.708)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.190.708**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.190.708
Disminución de otros activos financieros	1.190.708
Disminución de disponibilidades	1.190.708
Disminución de bancos	1.190.708
3.2 APLICACIONES FINANCIERAS	**1.190.708**
DÉFICIT FINANCIERO	1.190.708

A0413

Fundación Poliedro de Caracas

FUNDACIÓN POLIEDRO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Poliedro de Caracas, cumpliendo con la filosofía y principio de participación y reestructuración social, se plantea para el ejercicio fiscal 2015, una estrategia de trabajo que permite organizar, producir, presentar y promover toda clase de eventos de carácter artístico, cultural y educativo, teniendo como premisa fundamental la participación activa de las comunidades en la ejecución de las actividades de la organización, que garantice el acceso de la cultura a la población venezolana.

Para la distribución de los créditos presupuestarios destinados al talento humano de la Fundación, se ha diseñado una estructura organizacional acorde con la gestión de inclusión, consecución de las metas y crecimiento de la organización dentro de un clima armónico que asegure la permanencia del mejor recurso humano.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**71.302.796**
INGRESOS CORRIENTES ORDINARIOS	71.302.796
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	50.853.633
Venta de otros bienes y servicios	50.853.633
TRANSFERENCIAS CORRIENTES	20.449.163
Transferencias corrientes del sector público	20.449.163
Transferencias corrientes internas recibidas del sector público	20.449.163
De la República	20.449.163
INGRESOS DE CAPITAL	**2.132.181**
RECURSOS PROPIOS DE CAPITAL	2.132.181
Incremento de la depreciación y amortización acumuladas	2.132.181
TOTAL RECURSOS	**73.434.977**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**49.677.329**
GASTOS DE CONSUMO	49.389.817
Remuneraciones	30.241.817
Sueldos, salarios y otras retribuciones	12.251.103
Beneficios y complementos de sueldos y salarios	5.581.924
Aportes patronales	1.648.348
Prestaciones sociales y otras indemnizaciones	2.202.276
Asistencia socioeconómica	8.558.166
Compra de bienes y servicios	12.682.091
Bienes de consumo	5.339.087
Servicios no personales	7.343.004
Impuestos indirectos	4.333.728
Depreciación y amortización	2.132.181
TRANSFERENCIAS Y DONACIONES CORRIENTES	281.512
Al sector privado	281.512
Transferencias corrientes al sector privado	225.512
Directas a personas	225.512
Jubilaciones y otros beneficios asociados	225.512
Donaciones corrientes al sector privado	56.000
Donaciones a personas	6.000
Donaciones corrientes a consejos comunales	50.000
OTROS GASTOS CORRIENTES	6.000
Otros gastos corrientes	6.000
Bienes y servicios para la venta	6.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**23.757.648**
INVERSIÓN REAL DIRECTA	23.757.648
Formación bruta de capital fijo	23.757.648
Maquinaria, equipos y otros bienes muebles	4.072.495
Construcciones de bienes de dominio privado	19.685.153
TOTAL GASTOS	**73.434.977**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124199	Fortalecimiento de la capacidad operativa de la Fundación Poliedro de Caracas a través del posicionamiento cultural, producción audiovisual, comercialización, recuperación, acondicionamiento y la rehabilitación de sus espacios.	evento			16	36.504.656				36.504.656
					TOTAL	36.504.656				36.504.656

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	10.287.754	20.449.163			30.736.917
02	Gestión administrativa	5.967.892				5.967.892
03	Previsión y protección social	225.512				225.512
	TOTAL	16.481.158	20.449.163			36.930.321

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**40**	**32**		**72**	**4.562.208**		**4.562.208**
Alto Nivel y de Dirección	1			1	188.160		188.160
Directivo	8	14		22	2.316.452		2.316.452
Profesional y Técnico	1	9		10	752.974		752.974
Personal Administrativo	26	3		29	743.438		743.438
Obrero	4	6		10	561.184		561.184
Personal Contratado	**15**	**46**		**61**	**3.394.468**		**3.394.468**
Profesional y Técnico	9	38		47	2.584.338		2.584.338
Personal Administrativo	6	8		14	810.130		810.130
TOTAL	55	78		133	7.956.676		7.956.676

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**1**	**3**	**225.512**
Empleados	2	1	3	225.512
TOTAL	2	1	3	225.512

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	30.241.817
4.02	Materiales, suministros y mercancías	5.345.087
4.03	Servicios no personales	11.676.732
4.04	Activos reales	23.757.648
4.07	Transferencias y donaciones	281.512
4.08	Otros gastos	2.132.181
	TOTAL	**73.434.977**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**71.302.796**
INGRESOS CORRIENTES ORDINARIOS	71.302.796
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	50.853.633
Venta de otros bienes y servicios	50.853.633
TRANSFERENCIAS CORRIENTES	20.449.163
Transferencias corrientes del sector público	20.449.163
Transferencias corrientes internas recibidas del sector público	20.449.163
De la República	20.449.163
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	20.449.163
-Recursos Ordinarios	20.449.163
1.2 GASTOS CORRIENTES	**49.677.329**
GASTOS DE CONSUMO	49.389.817
Remuneraciones	30.241.817
Sueldos, salarios y otras retribuciones	12.251.103
Beneficios y complementos de sueldos y salarios	5.581.924
Aportes patronales	1.648.348
Prestaciones sociales y otras indemnizaciones	2.202.276
Asistencia socioeconómica	8.558.166
Compra de bienes y servicios	12.682.091
Bienes de consumo	5.339.087
Servicios no personales	7.343.004
Impuestos indirectos	4.333.728
Depreciación y amortización	2.132.181
TRANSFERENCIAS Y DONACIONES CORRIENTES	281.512
Al sector privado	281.512
Transferencias corrientes al sector privado	225.512
Directas a personas	225.512
Jubilaciones y otros beneficios asociados	225.512

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	56.000
Donaciones a personas	6.000
Donaciones corrientes a consejos comunales	50.000
OTROS GASTOS CORRIENTES	6.000
Otros gastos corrientes	6.000
Bienes y servicios para la venta	6.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**21.625.467**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**23.757.648**
RECURSOS PROPIOS DE CAPITAL	23.757.648
Ahorro en cuenta corriente	21.625.467
Incremento de la depreciación y amortización acumuladas	2.132.181
2.2 GASTOS DE CAPITAL	**23.757.648**
INVERSIÓN REAL DIRECTA	23.757.648
Formación bruta de capital fijo	23.757.648
Maquinaria, equipos y otros bienes muebles	4.072.495
Construcciones de bienes de dominio privado	19.685.153
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0415

Fundación Misión Sucre

FUNDACIÓN MISIÓN SUCRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Sucre tiene por finalidad facilitar el acceso y la prosecución de la educación universitaria pública, permanente, integral, gratuita y en igualdad de oportunidades de todos los bachilleres que así lo demanden, con el propósito de incrementar el nivel educativo de la población venezolana y formar ciudadanos comprometidos con el desarrollo del país, a través del establecimiento de nuevos modelos educativos universitarios sustentados en la sinergia institucional y la participación comunitaria, con base en los imperativos de la democracia corresponsable, participativa y protagónica.

Se plantea para el Ejercicio Económico Financiero 2015, los siguientes objetivos:

- Desarrollar y fortalecer el sistema administrativo, el soporte académico, la infraestructura, así como lo concerniente a la adquisición, reproducción y distribución de los materiales educativos y la calidad de vida de los triunfadores, en articulación con las instituciones de educación universitaria que participan en la Misión Sucre para garantizar el acceso universal a la educación universitarias de todas y todos los venezolanos.

- Ser el soporte operativo de la educación universitaria municipalizada en todo el territorio nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.349.497.632**
INGRESOS CORRIENTES ORDINARIOS	2.349.497.632
TRANSFERENCIAS CORRIENTES	2.349.497.632
Transferencias corrientes del sector público	2.349.497.632
Transferencias corrientes internas recibidas del sector público	2.349.497.632
De la República	2.349.497.632
INGRESOS DE CAPITAL	**14.593.500**
RECURSOS PROPIOS DE CAPITAL	14.593.500
Incremento de la depreciación y amortización acumuladas	14.593.500
TOTAL RECURSOS	**2.364.091.132**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.008.046.666**
GASTOS DE CONSUMO	1.343.116.380
Remuneraciones	808.606.709
Sueldos, salarios y otras retribuciones	625.479.357
Beneficios y complementos de sueldos y salarios	52.012.944
Aportes patronales	7.809.375
Prestaciones sociales y otras indemnizaciones	72.328.019
Asistencia socioeconómica	50.977.014
Compra de bienes y servicios	423.731.786
Bienes de consumo	139.747.400
Servicios no personales	283.984.386
Impuestos indirectos	96.184.385
Depreciación y amortización	14.593.500
GASTOS DE LA PROPIEDAD	350.000
Derechos sobre bienes intangibles	350.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	649.989.066
Al sector privado	649.989.066
Transferencias corrientes al sector privado	633.380.266
Directas a personas	633.380.266
Pensiones y otros beneficios asociados	78.780
Otras transferencias directas a personas	633.301.486
Donaciones corrientes al sector privado	16.608.800
Donaciones a personas	16.608.800
OTROS GASTOS CORRIENTES	14.591.220
Otros gastos corrientes	14.591.220
Bienes y servicios para la venta	14.591.220

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**356.044.466**
INVERSIÓN REAL DIRECTA	356.044.466
Formación bruta de capital fijo	355.817.226
Maquinaria, equipos y otros bienes muebles	274.317.226
Construcciones de bienes de dominio privado	81.500.000
Bienes intangibles	227.240
TOTAL GASTOS	**2.364.091.132**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124026	Fortalecimiento de la Misión Sucre como política estratégica para el desarrollo de las comunas, en el marco de la creación del Sistema Nacional de Universidades	programa			9		1.023.109.720			1.023.109.720
124061	Sistema de Atención Integral al Poder Popular Estudiantil de la Misión Sucre	organización			96		705.150.687			705.150.687
124203	Construcción, ampliación, mantenimiento y dotación de la infraestructura física de las aldeas universitarias para fortalecer la territorialización de la Misión Sucre	centro			4		281.740.924			281.740.924
					TOTAL		2.010.001.331			2.010.001.331

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		152.431.409			152.431.409
02	Gestión administrativa	14.593.500	158.135.020			172.728.520
03	Previsión y protección social		78.780			78.780
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		28.851.092			28.851.092
	TOTAL	**14.593.500**	**339.496.301**			**354.089.801**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**185**	**179**		**364**	**20.722.627**		**20.722.627**
Alto Nivel y de Dirección		1		1	68.400		68.400
Directivo	26	30		56	3.627.314		3.627.314
Profesional y Técnico	108	50		158	10.234.208		10.234.208
Personal Administrativo	41	44		85	3.423.810		3.423.810
Obrero	10	54		64	3.368.895		3.368.895
Personal Contratado	**99**	**24**		**123**	**8.132.673**		**8.132.673**
Profesional y Técnico	22	16		38	2.102.903		2.102.903
Personal Administrativo	77	8		85	6.029.770		6.029.770
TOTAL	284	203		487	28.855.300		28.855.300

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados		**1**	**1**	**78.780**
Empleados		1	1	78.780
TOTAL		1	1	78.780

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	808.606.709
4.02	Materiales, suministros y mercancías	154.338.620
4.03	Servicios no personales	380.518.771
4.04	Activos reales	356.044.466
4.07	Transferencias y donaciones	649.989.066
4.08	Otros gastos	14.593.500
	TOTAL	**2.364.091.132**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.349.497.632**
INGRESOS CORRIENTES ORDINARIOS	2.349.497.632
TRANSFERENCIAS CORRIENTES	2.349.497.632
Transferencias corrientes del sector público	2.349.497.632
Transferencias corrientes internas recibidas del sector público	2.349.497.632
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	1.565.101.900
- Recursos Ordinarios	1.565.101.900
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	784.395.732
- Recursos Ordinarios	784.395.732
1.2 GASTOS CORRIENTES	**2.008.046.666**
GASTOS DE CONSUMO	1.343.116.380
Remuneraciones	808.606.709
Sueldos, salarios y otras retribuciones	625.479.357
Beneficios y complementos de sueldos y salarios	52.012.944
Aportes patronales	7.809.375
Prestaciones sociales y otras indemnizaciones	72.328.019
Asistencia socioeconómica	50.977.014
Compra de bienes y servicios	423.731.786
Bienes de consumo	139.747.400
Servicios no personales	283.984.386
Impuestos indirectos	96.184.385
Depreciación y amortización	14.593.500
GASTOS DE LA PROPIEDAD	350.000
Derechos sobre bienes intangibles	350.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	649.989.066
Al sector privado	649.989.066
Transferencias corrientes al sector privado	633.380.266
Directas a personas	633.380.266
Pensiones y otros beneficios asociados	78.780
Otras transferencias directas a personas	633.301.486
Donaciones corrientes al sector privado	16.608.800
Donaciones a personas	16.608.800
OTROS GASTOS CORRIENTES	14.591.220
Otros gastos corrientes	14.591.220
Bienes y servicios para la venta	14.591.220
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**341.450.966**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**356.044.466**
RECURSOS PROPIOS DE CAPITAL	356.044.466
Ahorro en cuenta corriente	341.450.966
Incremento de la depreciación y amortización acumuladas	14.593.500
2.2 GASTOS DE CAPITAL	**356.044.466**
INVERSIÓN REAL DIRECTA	356.044.466
Formación bruta de capital fijo	355.817.226
Maquinaria, equipos y otros bienes muebles	274.317.226
Construcciones de bienes de dominio privado	81.500.000
Bienes intangibles	227.240
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0427

Fundación Centro Internacional Miranda

FUNDACIÓN CENTRO INTERNACIONAL MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para cumplir con las funciones que le son propias, establecidas en los instrumentos legales que dan origen a su constitución y funcionamiento la Fundación Centro Internacional Miranda, con los recursos asignados para el año 2015, dará continuidad al Proyecto de Formación e Investigación para la Generación de Conocimiento y Talento Humano, en el que se articula la investigación y capacita a hombres y mujeres venezolanos y venezolanas con alto compromiso socialista, con conocimiento técnico y pertinente para profundizar en el proceso inédito de la revolución bolivariana.

A través de dicho proyecto se continuará con la misión de capacitar aquellos cuadros políticos, sociales y económicos socialistas, comprometidos para el sostenimiento y defensa del modelo constitucional bolivariano. Siendo este su aporte en la preparación y desarrollo de los ciudadanos y ciudadanas comprometidos con los valores socialistas del proceso transformador venezolano.

Esta tarea de capacitación comprende la orientación de hombres y mujeres en nociones y principios básicos de economía, política, sociología, educación, historia y derecho, además de un buen conocimiento del proceso revolucionario bolivariano, instrumentos de alta gestión política rumbo a una sociedad socialista con capacidad de diseñar la implementación y evaluación de políticas públicas. Esta actividad requiere igualmente estudiar, evaluar y complementar las diferentes Escuelas de Gobierno y de Ciudadanía que funcionan en el mundo, especialmente en América Latina, con el objetivo preciso de potenciar y consolidar la plataforma de la primera Escuela de Políticas Pública, Gobierno y Ciudadanía.

Para todo ello, con el fin de diseñar y preparar los materiales necesarios para la capacitación socialista, el referido proyecto se nutrirá de líneas de investigación que analizarán y reflexionarán sobre aspectos transversales a la revolución bolivariana desde asuntos generales y específicos del proceso de cambio que estamos impulsando actualmente en la República Bolivariana de Venezuela. De esta forma, se desarrollan tareas en las siguientes áreas: Participación Popular en la Gestión Política, Platica Transformadora y el Desarrollo Humano, Pedagogías Criticas y Gestión Educativa Bolivariana, Reflexión sobre el Rol de los Medios de Comunicación hacia una Ciencia de la Crítica Mediática, Nuevo Modelo Productivo, Socialismo del siglo XXI, Instrumento Político del Siglo XXI; y la realización de las Mesas de Análisis de Coyuntura, donde se efectuará el análisis, evaluación y discusión de los diferentes temas internacionales y en especial los relacionados con el conocimiento del desarrollo socialista.

De esta forma, se hará labor de investigación y formación de manera coordinada con el firme compromiso de lograr que el resultado final sea la transmisión de las principales nociones vinculadas al socialismo bolivariano, estudiando y ensayando nuevas estrategias educativas, apoyadas en el empleo nacional de modernos sistemas multimedia y audiovisuales, para lo cual se contará con el material que se compilará producto de los seminarios, cursos de capacitación, foros, talleres, cátedras y charlas dictadas por los destacados invitados internacionales. Finalmente, esto se logrará diseñando y preparando los materiales necesarios para la capacitación socialista que se nutrirá de la reflexión realizada por las líneas de investigación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**10.099.140**
INGRESOS CORRIENTES ORDINARIOS	10.099.140
TRANSFERENCIAS CORRIENTES	10.099.140
Transferencias corrientes del sector público	10.099.140
Transferencias corrientes internas recibidas del sector público	10.099.140
De la República	10.099.140
TOTAL RECURSOS	**10.099.140**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**10.099.140**
GASTOS DE CONSUMO	10.029.092
Remuneraciones	8.429.950
Sueldos, salarios y otras retribuciones	3.295.182
Beneficios y complementos de sueldos y salarios	2.687.025
Aportes patronales	457.916
Prestaciones sociales y otras indemnizaciones	751.170
Asistencia socioeconómica	1.238.657
Compra de bienes y servicios	1.427.806
Bienes de consumo	550.806
Servicios no personales	877.000
Impuestos indirectos	171.336
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.048
Al sector privado	70.048
Transferencias corrientes al sector privado	70.048
Directas a personas	70.048
Jubilaciones y otros beneficios asociados	70.048
TOTAL GASTOS	**10.099.140**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124208	Formación e investigación para la generación de conocimiento y talento humano en apoyo al modelo socialista venezolano	participante			3.576		6.749.632			6.749.632
					TOTAL		**6.749.632**			**6.749.632**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.274.460			3.274.460
02	Gestión administrativa		5.000			5.000
03	Previsión y protección social		70.048			70.048
	TOTAL		**3.349.508**			**3.349.508**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**8**		**13**	**948.214**	**148.800**	**1.097.014**
Alto Nivel y de Dirección		1		1	90.636	30.000	120.636
Directivo	2	2		4	362.544	48.000	410.544
Profesional y Técnico	2	4		6	392.986	56.400	449.386
Obrero	1	1		2	102.048	14.400	116.448
Personal Contratado	**1**	**9**		**10**	**704.462**		**704.462**
Profesional y Técnico		1		1	120.000		120.000
Personal Administrativo		1		1	60.000		60.000
Personal de Investigación	1	7		8	524.462		524.462
TOTAL	6	17		23	1.652.676	148.800	1.801.476

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**70.048**
Empleados		1	1	70.048
TOTAL		1	1	70.048

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	8.429.950
4.02	Materiales, suministros y mercancías	550.806
4.03	Servicios no personales	1.048.336
4.07	Transferencias y donaciones	70.048
	TOTAL	**10.099.140**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**10.099.140**
INGRESOS CORRIENTES ORDINARIOS	10.099.140
TRANSFERENCIAS CORRIENTES	10.099.140
Transferencias corrientes del sector público	10.099.140
Transferencias corrientes internas recibidas del sector público	10.099.140
De la República	10.099.140
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	10.099.140
-Recursos Ordinarios	10.099.140
1.2 GASTOS CORRIENTES	**10.099.140**
GASTOS DE CONSUMO	10.029.092
Remuneraciones	8.429.950
Sueldos, salarios y otras retribuciones	3.295.182
Beneficios y complementos de sueldos y salarios	2.687.025
Aportes patronales	457.916
Prestaciones sociales y otras indemnizaciones	751.170
Asistencia socioeconómica	1.238.657
Compra de bienes y servicios	1.427.806
Bienes de consumo	550.806
Servicios no personales	877.000
Impuestos indirectos	171.336
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.048
Al sector privado	70.048
Transferencias corrientes al sector privado	70.048
Directas a personas	70.048
Jubilaciones y otros beneficios asociados	70.048
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	

A0429

Fundación Centro Nacional de Tecnología Química (CNTQ)

FUNDACIÓN CENTRO NACIONAL DE TECNOLOGÍA QUÍMICA (CNTQ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Centro Nacional de Tecnología Química (CNTQ), tiene como Su misión es promover el desarrollo tecnológico de la industria de procesos, mediante el fomento y generación de conocimientos, bienes y servicios, en forma directa o mediante proyectos, en conjunto con las universidades, centros de investigación, empresas públicas y privadas, para contribuir al desarrollo sustentable a la soberanía tecnológica del país. Su visión tiene como objetivo procurar ser el centro de referencia nacional e internacional, en la utilización de capacidades de investigación, desarrollo e innovación en las industrias de procesos, universidades y centros de investigación, que aporten mayor autonomía tecnológica y promuevan el desarrollo sustentable del país.

Presupuestariamente CNTQ, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**22.034.311**
INGRESOS CORRIENTES ORDINARIOS	22.034.311
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	433.231
Venta de otros bienes y servicios	433.231
TRANSFERENCIAS CORRIENTES	21.601.080
Transferencias corrientes del sector público	21.601.080
Transferencias corrientes internas recibidas del sector público	21.601.080
De la República	21.601.080
INGRESOS DE CAPITAL	**4.500.000**
RECURSOS PROPIOS DE CAPITAL	4.500.000
Incremento de la depreciación y amortización acumuladas	4.500.000
FUENTES DE FINANCIAMIENTO	**8.476.267**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.476.267
Disminución de otros activos financieros	8.476.267
Disminución de disponibilidades	8.476.267
Disminución de bancos	8.476.267
TOTAL RECURSOS	**35.010.578**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**34.444.176**
GASTOS DE CONSUMO	34.212.846
Remuneraciones	22.947.073
Sueldos, salarios y otras retribuciones	11.342.657
Beneficios y complementos de sueldos y salarios	9.073.940
Aportes patronales	567.842
Prestaciones sociales y otras indemnizaciones	969.762
Asistencia socioeconómica	992.872
Compra de bienes y servicios	6.055.280
Bienes de consumo	594.871
Servicios no personales	5.460.409
Impuestos indirectos	710.493
Depreciación y amortización	4.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	231.330
Al sector privado	231.330
Transferencias corrientes al sector privado	231.330
Directas a personas	231.330
Jubilaciones y otros beneficios asociados	231.330
GASTOS DE CAPITAL	**566.402**
INVERSIÓN REAL DIRECTA	566.402
Formación bruta de capital fijo	566.402
Maquinaria, equipos y otros bienes muebles	566.402
TOTAL GASTOS	**35.010.578**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125206	Desarrollo de estudios para el escalamiento industrial de insumos químicos a partir de materia prima nacional, requeridos por la industria química, petroquímica, petrolera y maderera, a partir de productos naturales y subproductos industriales	investigación			4	812.485	3.003.064			3.815.549
125294	Impulsar la Investigación, Desarrollo e Innovación (I+D+i) en materia de energías alternativas, combustibles sólidos, evaluaciones de impacto ambiental y tratamiento de residuos industriales y urbanos en la región central y oriental del país	investigación			3	1.229.569	3.021.804			4.251.373
125300	Apoyo en la implantación de Sistemas de Gestión de Calidad en Empresas Socialistas, PYMES, RSIP y Productores Artesanales en los sectores alimentario, salud y químico.	asistencia técnica			14	3.139.836	2.684.201			5.824.037
125355	Puesta en marcha del Centro Tecnológico de Materiales Plásticos (CTMP) en aras de fortalecer las capacidades productivas del sector industrial de plástico a nivel nacional. Fase I.	centro			1	3.727.608	3.216.428			6.944.036
					TOTAL	**8.909.498**	**11.925.497**			**20.834.995**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		9.444.253			9.444.253
02	Gestión administrativa	4.500.000				4.500.000
03	Previsión y protección social		231.330			231.330
	TOTAL	**4.500.000**	**9.675.583**			**14.175.583**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**43**	**31**		**74**	**6.375.891**	**3.185.021**	**9.560.912**
Alto Nivel y de Dirección	1			1	138.030	69.015	207.045
Personal Administrativo	20	11		31	2.669.885	1.333.626	4.003.511
Personal de Investigación	20	19		39	3.401.222	1.699.003	5.100.225
Obrero	2	1		3	166.754	83.377	250.131
TOTAL	43	31		74	6.375.891	3.185.021	9.560.912

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**1**	**1**	**231.330**
Empleados		1	1	231.330
TOTAL		1	1	231.330

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	22.947.073
4.02	Materiales, suministros y mercancías	594.871
4.03	Servicios no personales	6.170.902
4.04	Activos reales	566.402
4.07	Transferencias y donaciones	231.330
4.08	Otros gastos	4.500.000
	TOTAL	**35.010.578**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**22.034.311**
INGRESOS CORRIENTES ORDINARIOS	22.034.311
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	433.231
Venta de otros bienes y servicios	433.231
TRANSFERENCIAS CORRIENTES	21.601.080
Transferencias corrientes del sector público	21.601.080
Transferencias corrientes internas recibidas del sector público	21.601.080
De la República	21.601.080
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	21.601.080
-Recursos Ordinarios	21.601.080
1.2 GASTOS CORRIENTES	**34.444.176**
GASTOS DE CONSUMO	34.212.846
Remuneraciones	22.947.073
Sueldos, salarios y otras retribuciones	11.342.657
Beneficios y complementos de sueldos y salarios	9.073.940
Aportes patronales	567.842
Prestaciones sociales y otras indemnizaciones	969.762
Asistencia socioeconómica	992.872
Compra de bienes y servicios	6.055.280
Bienes de consumo	594.871
Servicios no personales	5.460.409
Impuestos indirectos	710.493
Depreciación y amortización	4.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	231.330
Al sector privado	231.330
Transferencias corrientes al sector privado	231.330
Directas a personas	231.330
Jubilaciones y otros beneficios asociados	231.330

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(12.409.865)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(7.909.865)**
RECURSOS PROPIOS DE CAPITAL	(7.909.865)
Desahorro en cuenta corriente	(12.409.865)
Incremento de la depreciación y amortización acumuladas	4.500.000
2.2 GASTOS DE CAPITAL	**566.402**
INVERSIÓN REAL DIRECTA	566.402
Formación bruta de capital fijo	566.402
Maquinaria, equipos y otros bienes muebles	566.402
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(8.476.267)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**8.476.267**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.476.267
Disminución de otros activos financieros	8.476.267
Disminución de disponibilidades	8.476.267
Disminución de bancos	8.476.267
3.2 APLICACIONES FINANCIERAS	**8.476.267**
DÉFICIT FINANCIERO	8.476.267

A0430

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO AMAZONAS (FUNDACITE-AMAZONAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Amazonas (Fundacite-Amazonas), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de la Fundacite Amazonas en el ejercicio económico-financiero 2015, seguirá en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que la Fundacite Amazonas centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.
- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Presupuestariamente la Fundacite Amazonas orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que representen un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.521.486**
INGRESOS CORRIENTES ORDINARIOS	4.521.486
TRANSFERENCIAS CORRIENTES	4.521.486
Transferencias corrientes del sector público	4.521.486
Transferencias corrientes internas recibidas del sector público	4.521.486
De la República	4.521.486
INGRESOS DE CAPITAL	**6.000**
RECURSOS PROPIOS DE CAPITAL	6.000
Incremento de la depreciación y amortización acumuladas	6.000
FUENTES DE FINANCIAMIENTO	**989.122**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	989.122
Disminución de otros activos financieros	989.122
Disminución de disponibilidades	989.122
Disminución de bancos	989.122
TOTAL RECURSOS	**5.516.608**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**5.435.705**
GASTOS DE CONSUMO	5.084.615
Remuneraciones	3.590.870
Sueldos, salarios y otras retribuciones	1.411.923
Beneficios y complementos de sueldos y salarios	984.138
Aportes patronales	177.705
Prestaciones sociales y otras indemnizaciones	323.474
Asistencia socioeconómica	693.630
Compra de bienes y servicios	1.381.699
Bienes de consumo	546.400
Servicios no personales	835.299
Impuestos indirectos	106.046
Depreciación y amortización	6.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	351.090
Al sector privado	321.090
Transferencias corrientes al sector privado	321.090
Directas a personas	321.090
Jubilaciones y otros beneficios asociados	321.090
Al sector público	30.000
Transferencias corrientes al sector público	30.000
A los entes descentralizados sin fines empresariales para sus gastos	30.000
GASTOS DE CAPITAL	**80.903**
INVERSIÓN REAL DIRECTA	80.903
Formación bruta de capital fijo	80.903
Maquinaria, equipos y otros bienes muebles	80.903
TOTAL GASTOS	**5.516.608**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125546	Asistencia técnica para fortalecer el tejido socio productivo en el estado Amazonas y satisfacer necesidades básicas de manera sustentable	acompañamiento			650		665.012			665.012
					TOTAL		**665.012**			**665.012**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.959.358			2.959.358
02	Gestión administrativa	995.122	897.116			1.892.238
	TOTAL	**995.122**	**3.856.474**			**4.851.596**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**9**		**16**	**541.714**		**541.714**
Alto Nivel y de Dirección		1		1	34.011		34.011
Directivo	1	2		3	102.034		102.034
Profesional y Técnico	5	3		8	268.342		268.342
Personal Administrativo		1		1	35.293		35.293
Obrero	1	2		3	102.034		102.034
Personal Contratado	**2**	**16**		**18**	**552.682**		**552.682**
Profesional y Técnico	2	15		17	544.179		544.179
Obrero		1		1	8.503		8.503
TOTAL	**9**	**25**		**34**	**1.094.396**		**1.094.396**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**1**	**2**	**321.090**
Alto Nivel y de Dirección		1	1	201.451
Empleados	1		1	119.639
TOTAL	**1**	**1**	**2**	**321.090**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.590.870
4.02	Materiales, suministros y mercancías	546.400
4.03	Servicios no personales	941.345
4.04	Activos reales	80.903
4.07	Transferencias y donaciones	351.090
4.08	Otros gastos	6.000
	TOTAL	**5.516.608**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.521.486**
INGRESOS CORRIENTES ORDINARIOS	4.521.486
TRANSFERENCIAS CORRIENTES	4.521.486
Transferencias corrientes del sector público	4.521.486
Transferencias corrientes internas recibidas del sector público	4.521.486
De la República	4.521.486
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	4.521.486
Recursos Ordinarios	4.521.486
1.2 GASTOS CORRIENTES	**5.435.705**
GASTOS DE CONSUMO	5.084.615
Remuneraciones	3.590.870
Sueldos, salarios y otras retribuciones	1.411.923
Beneficios y complementos de sueldos y salarios	984.138
Aportes patronales	177.705
Prestaciones sociales y otras indemnizaciones	323.474
Asistencia socioeconómica	693.630
Compra de bienes y servicios	1.381.699
Bienes de consumo	546.400
Servicios no personales	835.299
Impuestos indirectos	106.046
Depreciación y amortización	6.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	351.090
Al sector privado	321.090
Transferencias corrientes al sector privado	321.090
Directas a personas	321.090
Jubilaciones y otros beneficios asociados	321.090
Al sector público	30.000
Transferencias corrientes al sector público	30.000
A los entes descentralizados sin fines empresariales para sus gastos	30.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(914.219)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(908.219)**
RECURSOS PROPIOS DE CAPITAL	(908.219)
Desahorro en cuenta corriente	(914.219)
Incremento de la depreciación y amortización acumuladas	6.000
2.2 GASTOS DE CAPITAL	**80.903**
INVERSIÓN REAL DIRECTA	80.903
Formación bruta de capital fijo	80.903
Maquinaria, equipos y otros bienes muebles	80.903
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(989.122)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**989.122**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	989.122
Disminución de otros activos financieros	989.122
Disminución de disponibilidades	989.122
Disminución de bancos	989.122
3.2 APLICACIONES FINANCIERAS	**989.122**
DÉFICIT FINANCIERO	989.122

A0431

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO APURE (FUNDACITE-APURE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Apure (Fundacite-Apure), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de la Fundacite Apure en el ejercicio económico-financiero 2015, seguirá en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que la Fundacite Apure centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.
- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Presupuestariamente la Fundacite Apure orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que representen un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**5.523.999**
INGRESOS CORRIENTES ORDINARIOS	5.523.999
TRANSFERENCIAS CORRIENTES	5.523.999
Transferencias corrientes del sector público	5.523.999
Transferencias corrientes internas recibidas del sector público	5.523.999
De la República	5.523.999
FUENTES DE FINANCIAMIENTO	**1.381.464**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.381.464
Disminución de otros activos financieros	1.381.464
Disminución de disponibilidades	1.381.464
Disminución de caja	1.381.464
TOTAL RECURSOS	**6.905.463**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**6.757.663**
GASTOS DE CONSUMO	6.614.819
Remuneraciones	5.523.999
Sueldos, salarios y otras retribuciones	2.533.120
Beneficios y complementos de sueldos y salarios	1.717.127
Aportes patronales	347.700
Prestaciones sociales y otras indemnizaciones	130.292
Asistencia socioeconómica	795.760
Compra de bienes y servicios	1.020.820
Bienes de consumo	547.220
Servicios no personales	473.600
Impuestos indirectos	70.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	142.844
Al sector privado	142.844
Transferencias corrientes al sector privado	142.844
Directas a personas	142.844
Jubilaciones y otros beneficios asociados	142.844
GASTOS DE CAPITAL	**147.800**
INVERSIÓN REAL DIRECTA	147.800
Formación bruta de capital fijo	147.800
Maquinaria, equipos y otros bienes muebles	147.800
TOTAL GASTOS	**6.905.463**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124832	Promover capacidades para valorar, generar y apropiarse del conocimiento, investigación e inventiva tecnológica local con el fin de satisfacer necesidades productivas, de enseñanza y comunicacional en los actores del sistema regional científico-tecnológico.	asistencia técnica			50	750.520	561.976			1.312.496
					TOTAL	**750.520**	**561.976**			**1.312.496**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.962.023			4.962.023
02	Gestión administrativa	488.100				488.100
03	Previsión y protección social	142.844				142.844
	TOTAL	**630.944**	**4.962.023**			**5.592.967**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**19**		**33**	**2.094.012**		**2.094.012**
Alto Nivel y de Dirección		1		1	144.000		144.000
Directivo	6	5		11	726.324		726.324
Profesional y Técnico	2	1		3	217.581		217.581
Personal Administrativo	5	6		11	797.787		797.787
Obrero	1	6		7	208.320		208.320
Personal Contratado	**1**	**1**		**2**	**143.664**		**143.664**
Personal Administrativo	1	1		2	143.664		143.664
TOTAL	**15**	**20**		**35**	**2.237.676**		**2.237.676**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**2**	**2**	**142.844**
Empleados		2	2	142.844
TOTAL		**2**	**2**	**142.844**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	5.523.999
4.02	Materiales, suministros y mercancías	547.220
4.03	Servicios no personales	543.600
4.04	Activos reales	147.800
4.07	Transferencias y donaciones	142.844
	TOTAL	**6.905.463**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.523.999**
INGRESOS CORRIENTES ORDINARIOS	5.523.999
TRANSFERENCIAS CORRIENTES	5.523.999
Transferencias corrientes del sector público	5.523.999
Transferencias corrientes internas recibidas del sector público	5.523.999
De la República	5.523.999
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	5.523.999
Recursos Ordinarios	5.523.999
1.2 GASTOS CORRIENTES	**6.757.663**
GASTOS DE CONSUMO	6.614.819
Remuneraciones	5.523.999
Sueldos, salarios y otras retribuciones	2.533.120
Beneficios y complementos de sueldos y salarios	1.717.127
Aportes patronales	347.700
Prestaciones sociales y otras indemnizaciones	130.292
Asistencia socioeconómica	795.760
Compra de bienes y servicios	1.020.820
Bienes de consumo	547.220
Servicios no personales	473.600
Impuestos indirectos	70.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	142.844
Al sector privado	142.844
Transferencias corrientes al sector privado	142.844
Directas a personas	142.844
Jubilaciones y otros beneficios asociados	142.844
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.233.664)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.233.664)**
RECURSOS PROPIOS DE CAPITAL	(1.233.664)
Desahorro en cuenta corriente	(1.233.664)
2.2 GASTOS DE CAPITAL	**147.800**
INVERSIÓN REAL DIRECTA	147.800
Formación bruta de capital fijo	147.800
Maquinaria, equipos y otros bienes muebles	147.800
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.381.464)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.381.464**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.381.464
Disminución de otros activos financieros	1.381.464
Disminución de disponibilidades	1.381.464
Disminución de caja	1.381.464
3.2 APLICACIONES FINANCIERAS	**1.381.464**
DÉFICIT FINANCIERO	1.381.464

A0432

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO BARINAS (FUNDACITE-BARINAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Barinas en el Ejercicio Económico Financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019.

Es por ello, que Fundacite Barinas centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

Presupuestariamente Fundacite Barinas orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.723.765**
INGRESOS CORRIENTES ORDINARIOS	4.723.765
TRANSFERENCIAS CORRIENTES	4.723.765
Transferencias corrientes del sector público	4.723.765
Transferencias corrientes internas recibidas del sector público	4.723.765
De la República	3.612.808
De los entes descentralizados sin fines empresariales	1.110.957
TOTAL RECURSOS	**4.723.765**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.723.765**
GASTOS DE CONSUMO	4.723.765
Remuneraciones	3.758.855
Sueldos, salarios y otras retribuciones	1.740.142
Beneficios y complementos de sueldos y salarios	1.333.460
Aportes patronales	70.716
Asistencia socioeconómica	614.537
Compra de bienes y servicios	880.504
Bienes de consumo	13.429
Servicios no personales	867.075
Impuestos indirectos	84.406
TOTAL GASTOS	**4.723.765**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124880	Formación técnica a través de la Academia de Software Libre para la prestación de servicio en soporte al Proyecto Canaima Educativo	persona	450	450	900		349.197			349.197
124895	Incorporación de Innovación Tecnológica y de proceso que permita el fortalecimiento del tejido socio productivo para contribuir a la soberanía agroalimentaria	acompañamiento			8		369.372			369.372
124933	Desarrollo y ejecución de proyectos científicos, tecnológicos de investigación e innovación con pertinencia social para el aprovechamiento de los potenciales de la región del Estado Barinas	proyecto de investigación			6		359.619		1.110.957	1.470.576
					TOTAL		1.078.188		1.110.957	2.189.145

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.532.027			2.532.027
02	Gestión administrativa		2.593			2.593
	TOTAL		**2.534.620**			**2.534.620**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**8**		**21**	**1.391.904**		**1.391.904**
Alto Nivel y de Dirección	3			3	305.580		305.580
Profesional y Técnico	8	7		15	927.408		927.408
Personal Administrativo	1			1	54.516		54.516
Obrero	1	1		2	104.400		104.400
TOTAL	**13**	**8**		**21**	**1.391.904**		**1.391.904**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.758.855
4.02	Materiales, suministros y mercancías	13.429
4.03	Servicios no personales	951.481
	TOTAL	**4.723.765**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.723.765**
INGRESOS CORRIENTES ORDINARIOS	4.723.765
TRANSFERENCIAS CORRIENTES	4.723.765
Transferencias corrientes del sector público	4.723.765
Transferencias corrientes internas recibidas del sector público	4.723.765
De la República	3.612.808
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	3.612.808
Recursos Ordinarios	3.612.808
De los entes descentralizados sin fines empresariales	1.110.957
1.2 GASTOS CORRIENTES	**4.723.765**
GASTOS DE CONSUMO	4.723.765
Remuneraciones	3.758.855
Sueldos, salarios y otras retribuciones	1.740.142
Beneficios y complementos de sueldos y salarios	1.333.460
Aportes patronales	70.716
Asistencia socioeconómica	614.537
Compra de bienes y servicios	880.504
Bienes de consumo	13.429
Servicios no personales	867.075
Impuestos indirectos	84.406
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	

A0433

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO COJEDES (FUNDACITE-COJEDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Cojedes en el Ejercicio Económico Financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019.

Es por ello, que Fundacite Cojedes centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

Presupuestariamente Fundacite Cojedes orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.295.192**
INGRESOS CORRIENTES ORDINARIOS	4.295.192
TRANSFERENCIAS CORRIENTES	4.295.192
Transferencias corrientes del sector público	4.295.192
Transferencias corrientes internas recibidas del sector público	4.295.192
De la República	4.295.192
FUENTES DE FINANCIAMIENTO	**1.563.604**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.563.604
Disminución de otros activos financieros	1.563.604
Disminución de disponibilidades	1.563.604
Disminución de caja	1.563.604
TOTAL RECURSOS	**5.858.796**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**5.858.796**
GASTOS DE CONSUMO	4.933.592
Remuneraciones	4.334.580
Sueldos, salarios y otras retribuciones	1.365.232
Beneficios y complementos de sueldos y salarios	1.185.442
Aportes patronales	231.076
Prestaciones sociales y otras indemnizaciones	347.513
Asistencia socioeconómica	1.205.317
Compra de bienes y servicios	539.012
Bienes de consumo	189.000
Servicios no personales	350.012
Impuestos indirectos	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	925.204
Al sector privado	925.204
Transferencias corrientes al sector privado	925.204
Otras transferencias corrientes internas al sector privado	925.204
TOTAL GASTOS	**5.858.796**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124770	Asistencia técnica para fortalecer el tejido socioproductivo en el Estado Cojedes y satisfacer necesidades básicas de manera sustentable en la región	asistencia técnica			50	1.296.592	1.980.815			3.277.407
					TOTAL	**1.296.592**	**1.980.815**			**3.277.407**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.314.377			2.314.377
02	Gestión administrativa	267.012				267.012
	TOTAL	**267.012**	**2.314.377**			**2.581.389**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**15**	**12**		**27**	**757.745**	**447.017**	**1.204.762**
Alto Nivel y de Dirección	4	4		8	181.365	132.862	314.227
Profesional y Técnico	8	5		13	406.131	226.616	632.747
Personal Administrativo	2	1		3	93.722	52.289	146.011
Obrero	1	2		3	76.527	35.250	111.777
TOTAL	**15**	**12**		**27**	**757.745**	**447.017**	**1.204.762**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.334.580
4.02	Materiales, suministros y mercancías	189.000
4.03	Servicios no personales	410.012
4.07	Transferencias y donaciones	925.204
	TOTAL	**5.858.796**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.295.192**
INGRESOS CORRIENTES ORDINARIOS	4.295.192
TRANSFERENCIAS CORRIENTES	4.295.192
Transferencias corrientes del sector público	4.295.192
Transferencias corrientes internas recibidas del sector público	4.295.192
De la República	4.295.192
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	4.295.192
Recursos Ordinarios	4.295.192
1.2 GASTOS CORRIENTES	**5.858.796**
GASTOS DE CONSUMO	4.933.592
Remuneraciones	4.334.580
Sueldos, salarios y otras retribuciones	1.365.232
Beneficios y complementos de sueldos y salarios	1.185.442
Aportes patronales	231.076
Prestaciones sociales y otras indemnizaciones	347.513
Asistencia socioeconómica	1.205.317
Compra de bienes y servicios	539.012
Bienes de consumo	189.000
Servicios no personales	350.012
Impuestos indirectos	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	925.204
Al sector privado	925.204
Transferencias corrientes al sector privado	925.204
Otras transferencias corrientes internas al sector privado	925.204
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.563.604)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.563.604)**
RECURSOS PROPIOS DE CAPITAL	(1.563.604)
Desahorro en cuenta corriente	(1.563.604)
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.563.604)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.563.604**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.563.604
Disminución de otros activos financieros	1.563.604
Disminución de disponibilidades	1.563.604
Disminución de caja	1.563.604
3.2 APLICACIONES FINANCIERAS	**1.563.604**
DÉFICIT FINANCIERO	1.563.604

A0434

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO DELTA AMACURO (FUNDACITE-DELTA AMACURO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Delta Amacuro en el Ejercicio Económico Financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019.

Es por ello, que Fundacite Delta Amacuro centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

Presupuestariamente Fundacite Delta Amacuro orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.400.901**
INGRESOS CORRIENTES ORDINARIOS	4.400.901
TRANSFERENCIAS CORRIENTES	4.400.901
Transferencias corrientes del sector público	4.400.901
Transferencias corrientes internas recibidas del sector público	4.400.901
De la República	4.400.901
FUENTES DE FINANCIAMIENTO	**60.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	60.000
Disminución de otros activos financieros	60.000
Disminución de disponibilidades	60.000
Disminución de bancos	60.000
TOTAL RECURSOS	**4.460.901**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.460.901**
GASTOS DE CONSUMO	4.460.901
Remuneraciones	3.891.402
Sueldos, salarios y otras retribuciones	1.837.812
Beneficios y complementos de sueldos y salarios	510.439
Aportes patronales	145.038
Prestaciones sociales y otras indemnizaciones	223.104
Asistencia socioeconómica	1.175.009
Compra de bienes y servicios	569.499
Servicios no personales	569.499
TOTAL GASTOS	**4.460.901**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125628	Articulación de las organizaciones socio-productivas del Estado Delta Amacuro con el sistema nacional de ciencia y tecnología y entes regionales para la producción de insumos y servicios agro-tecnológicos en beneficio del pueblo	actividad			141		2.351.686			2.351.686
					TOTAL		**2.351.686**			**2.351.686**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.699.716			1.699.716
02	Gestión administrativa	60.000	349.499			409.499
	TOTAL	**60.000**	**2.049.215**			**2.109.215**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**7**		**21**	**650.000**	**105.000**	**755.000**
Alto Nivel y de Dirección	6	3		9	320.000	50.000	370.000
Personal Administrativo	7	2		9	250.000	40.000	290.000
Obrero	1	2		3	80.000	15.000	95.000
Personal Contratado	**11**	**6**		**17**	**785.622**		**785.622**
Profesional y Técnico	6	3		9	392.811		392.811
Personal Administrativo	5	3		8	392.811		392.811
TOTAL	25	13		38	1.435.622	105.000	1.540.622

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.891.402
4.03	Servicios no personales	569.499
	TOTAL	**4.460.901**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.400.901**
INGRESOS CORRIENTES ORDINARIOS	4.400.901
TRANSFERENCIAS CORRIENTES	4.400.901
Transferencias corrientes del sector público	4.400.901
Transferencias corrientes internas recibidas del sector público	4.400.901
De la República	4.400.901
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	4.400.901
Recursos Ordinarios	4.400.901
1.2 GASTOS CORRIENTES	**4.460.901**
GASTOS DE CONSUMO	4.460.901
Remuneraciones	3.891.402
Sueldos, salarios y otras retribuciones	1.837.812
Beneficios y complementos de sueldos y salarios	510.439
Aportes patronales	145.038
Prestaciones sociales y otras indemnizaciones	223.104
Asistencia socioeconómica	1.175.009
Compra de bienes y servicios	569.499
Servicios no personales	569.499
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(60.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(60.000)**
RECURSOS PROPIOS DE CAPITAL	(60.000)
Desahorro en cuenta corriente	(60.000)
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(60.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**60.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	60.000
Disminución de otros activos financieros	60.000
Disminución de disponibilidades	60.000
Disminución de bancos	60.000
3.2 APLICACIONES FINANCIERAS	**60.000**
DÉFICIT FINANCIERO	60.000

A0435

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO GUÁRICO (FUNDACITE-GUÁRICO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Guárico (Fundacite-Guárico), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de la Fundacite Guárico en el ejercicio económico-financiero 2015, seguirá en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que la Fundacite Guárico centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.
- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Presupuestariamente la Fundacite Guárico orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que representen un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.165.889**
INGRESOS CORRIENTES ORDINARIOS	3.165.889
TRANSFERENCIAS CORRIENTES	3.165.889
Transferencias corrientes del sector público	3.165.889
Transferencias corrientes internas recibidas del sector público	3.165.889
De la República	3.165.889
FUENTES DE FINANCIAMIENTO	**200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de bancos	200.000
TOTAL RECURSOS	**3.365.889**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**3.365.889**
GASTOS DE CONSUMO	3.365.889
Remuneraciones	3.107.569
Sueldos, salarios y otras retribuciones	961.448
Beneficios y complementos de sueldos y salarios	841.729
Aportes patronales	237.165
Prestaciones sociales y otras indemnizaciones	482.051
Asistencia socioeconómica	585.176
Compra de bienes y servicios	235.174
Bienes de consumo	23.732
Servicios no personales	211.442
Impuestos indirectos	23.146
TOTAL GASTOS	**3.365.889**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125519	Impulso al desarrollo de las capacidades científicas, tecnológicas e innovación en el estado Guárico a los fines de dar respuesta a las necesidades del Poder Popular Organizado, las Unidades de Producción Socialista y los órganos del Poder Público	persona			1.320		1.103.647			1.103.647
					TOTAL		1.103.647			1.103.647

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	200.000	1.940.325			2.140.325
02	Gestión administrativa		121.917			121.917
	TOTAL	200.000	2.062.242			2.262.242

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**9**	**6**		**15**	**637.800**		**637.800**
Alto Nivel y de Dirección	3	1		4	170.080		170.080
Profesional y Técnico	2	2		4	170.080		170.080
Personal Administrativo	3	3		6	255.120		255.120
Personal Docente	1			1	42.520		42.520
TOTAL	**9**	**6**		**15**	**637.800**		**637.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.107.569
4.02	Materiales, suministros y mercancías	23.732
4.03	Servicios no personales	234.588
	TOTAL	**3.365.889**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.165.889**
INGRESOS CORRIENTES ORDINARIOS	3.165.889
TRANSFERENCIAS CORRIENTES	3.165.889
Transferencias corrientes del sector público	3.165.889
Transferencias corrientes internas recibidas del sector público	3.165.889
De la República	3.165.889
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	3.165.889
Recursos Ordinarios	3.165.889
1.2 GASTOS CORRIENTES	**3.365.889**
GASTOS DE CONSUMO	3.365.889
Remuneraciones	3.107.569
Sueldos, salarios y otras retribuciones	961.448
Beneficios y complementos de sueldos y salarios	841.729
Aportes patronales	237.165
Prestaciones sociales y otras indemnizaciones	482.051
Asistencia socioeconómica	585.176
Compra de bienes y servicios	235.174
Bienes de consumo	23.732
Servicios no personales	211.442
Impuestos indirectos	23.146
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(200.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(200.000)**
RECURSOS PROPIOS DE CAPITAL	(200.000)
Desahorro en cuenta corriente	(200.000)
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(200.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de bancos	200.000
3.2 APLICACIONES FINANCIERAS	**200.000**
DÉFICIT FINANCIERO	200.000

A0436

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO MIRANDA (FUNDACITE-MIRANDA)

PÓLITICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Miranda (Fundacite-Miranda), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de la Fundacite Miranda en el ejercicio económico-financiero 2015, seguirá en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que la Fundacite Miranda centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.
- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Presupuestariamente la Fundacite Miranda orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que representen un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.243.445**
INGRESOS CORRIENTES ORDINARIOS	2.243.445
TRANSFERENCIAS CORRIENTES	2.243.445
Transferencias corrientes del sector público	2.243.445
Transferencias corrientes internas recibidas del sector público	2.243.445
De la República	2.243.445
FUENTES DE FINANCIAMIENTO	**70.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	70.000
Disminución de otros activos financieros	70.000
Disminución de disponibilidades	70.000
Disminución de bancos	70.000
TOTAL RECURSOS	**2.313.445**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.161.378**
GASTOS DE CONSUMO	2.161.378
Remuneraciones	1.424.049
Sueldos, salarios y otras retribuciones	597.930
Beneficios y complementos de sueldos y salarios	547.350
Aportes patronales	35.215
Prestaciones sociales y otras indemnizaciones	96.354
Asistencia socioeconómica	147.200
Compra de bienes y servicios	734.529
Bienes de consumo	437.159
Servicios no personales	297.370
Impuestos indirectos	2.800
GASTOS DE CAPITAL	**152.067**
INVERSIÓN REAL DIRECTA	152.067
Formación bruta de capital fijo	152.067
Maquinaria, equipos y otros bienes muebles	152.067
TOTAL GASTOS	**2.313.445**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125538	Asistencia técnica para fortalecer el tejido socio productivo en el estado Bolivariano de Miranda y satisfacer necesidades básicas de manera sustentable en la región.	asistencia técnica			107		682.644			682.644
					TOTAL		**682.644**			**682.644**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	70.000	1.177.569			1.247.569
02	Gestión administrativa		383.232			383.232
	TOTAL	**70.000**	**1.560.801**			**1.630.801**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**	**1**		**3**	**212.030**		**212.030**
Alto Nivel y de Dirección		1		1	70.678		70.678
Directivo	2			2	141.352		141.352
Personal Contratado	**8**	**2**		**10**	**318.700**		**318.700**
Profesional y Técnico	4	1		5	159.350		159.350
Personal Administrativo	4	1		5	159.350		159.350
TOTAL	**10**	**3**		**13**	**530.730**		**530.730**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.424.049
4.02	Materiales, suministros y mercancías	437.159
4.03	Servicios no personales	300.170
4.04	Activos reales	152.067
	TOTAL	**2.313.445**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.243.445**
INGRESOS CORRIENTES ORDINARIOS	2.243.445
TRANSFERENCIAS CORRIENTES	2.243.445
Transferencias corrientes del sector público	2.243.445
Transferencias corrientes internas recibidas del sector público	2.243.445
De la República	2.243.445
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	2.243.445
Recursos Ordinarios	2.243.445
1.2 GASTOS CORRIENTES	**2.161.378**
GASTOS DE CONSUMO	2.161.378
Remuneraciones	1.424.049
Sueldos, salarios y otras retribuciones	597.930
Beneficios y complementos de sueldos y salarios	547.350
Aportes patronales	35.215
Prestaciones sociales y otras indemnizaciones	96.354
Asistencia socioeconómica	147.200
Compra de bienes y servicios	734.529
Bienes de consumo	437.159
Servicios no personales	297.370
Impuestos indirectos	2.800
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**82.067**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**82.067**
RECURSOS PROPIOS DE CAPITAL	82.067
Ahorro en cuenta corriente	82.067
2.2 GASTOS DE CAPITAL	**152.067**
INVERSIÓN REAL DIRECTA	152.067
Formación bruta de capital fijo	152.067

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2015
Maquinaria, equipos y otros bienes muebles	152.067
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(70.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**70.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	70.000
Disminución de otros activos financieros	70.000
Disminución de disponibilidades	70.000
Disminución de bancos	70.000
3.2 APLICACIONES FINANCIERAS	**70.000**
DÉFICIT FINANCIERO	70.000

A0437

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO MONAGAS (FUNDACITE-MONAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de la Fundacite Monagas en el ejercicio económico-financiero 2015, seguirá en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que la Fundacite Monagas centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía económica.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.
- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Presupuestariamente la Fundacite Monagas orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que representen un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.849.716**
INGRESOS CORRIENTES ORDINARIOS	4.849.716
TRANSFERENCIAS CORRIENTES	4.849.716
Transferencias corrientes del sector público	4.849.716
Transferencias corrientes internas recibidas del sector público	4.849.716
De la República	4.849.716
INGRESOS DE CAPITAL	**22.015**
RECURSOS PROPIOS DE CAPITAL	22.015
Incremento de la depreciación y amortización acumuladas	22.015
FUENTES DE FINANCIAMIENTO	**95.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	95.000
Disminución de otros activos financieros	95.000
Disminución de disponibilidades	95.000
Disminución de bancos	95.000
TOTAL RECURSOS	**4.966.731**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.966.731**
GASTOS DE CONSUMO	4.889.528
Remuneraciones	4.015.112
Sueldos, salarios y otras retribuciones	1.323.990
Beneficios y complementos de sueldos y salarios	1.863.676
Aportes patronales	138.879
Prestaciones sociales y otras indemnizaciones	213.784
Asistencia socioeconómica	474.783
Compra de bienes y servicios	771.251
Bienes de consumo	185.594
Servicios no personales	585.657
Impuestos indirectos	81.150
Depreciación y amortización	22.015
TRANSFERENCIAS Y DONACIONES CORRIENTES	77.203
Al sector privado	77.203
Transferencias corrientes al sector privado	69.203
Directas a personas	69.203
Jubilaciones y otros beneficios asociados	69.203
Donaciones corrientes al sector privado	8.000
Donaciones a personas	8.000
TOTAL GASTOS	**4.966.731**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124932	Asistencia técnica a los actores del Sistema Nacional de Ciencia, Tecnología e Innovación (SNCTI) para fortalecer el tejido socio productivo en el estado Monagas	asistencia técnica			12		1.031.767			1.031.767
					TOTAL		**1.031.767**			**1.031.767**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.202.152			3.202.152
02	Gestión administrativa	117.015	546.594			663.609
03	Previsión y protección social		69.203			69.203
	TOTAL	**117.015**	**3.817.949**			**3.934.964**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**11**		**25**	**958.138**		**958.138**
Alto Nivel y de Dirección		1		1	38.262		38.262
Directivo		2		2	76.526		76.526
Profesional y Técnico	8	3		11	421.850		421.850
Personal Administrativo	5	2		7	268.450		268.450
Obrero	1	3		4	153.050		153.050
TOTAL	**14**	**11**		**25**	**958.138**		**958.138**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**1**	**2**	**69.203**
Empleados	1	1	2	69.203
TOTAL	**1**	**1**	**2**	**69.203**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.015.112
4.02	Materiales, suministros y mercancías	185.594
4.03	Servicios no personales	666.807
4.07	Transferencias y donaciones	77.203
4.08	Otros gastos	22.015
	TOTAL	**4.966.731**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.849.716**
INGRESOS CORRIENTES ORDINARIOS	4.849.716
TRANSFERENCIAS CORRIENTES	4.849.716
Transferencias corrientes del sector público	4.849.716
Transferencias corrientes internas recibidas del sector público	4.849.716
De la República	4.849.716
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	4.849.716
Recursos Ordinarios	4.849.716
1.2 GASTOS CORRIENTES	**4.966.731**
GASTOS DE CONSUMO	4.889.528
Remuneraciones	4.015.112
Sueldos, salarios y otras retribuciones	1.323.990
Beneficios y complementos de sueldos y salarios	1.863.676
Aportes patronales	138.879
Prestaciones sociales y otras indemnizaciones	213.784
Asistencia socioeconómica	474.783
Compra de bienes y servicios	771.251
Bienes de consumo	185.594
Servicios no personales	585.657
Impuestos indirectos	81.150
Depreciación y amortización	22.015
TRANSFERENCIAS Y DONACIONES CORRIENTES	77.203
Al sector privado	77.203
Transferencias corrientes al sector privado	69.203
Directas a personas	69.203
Jubilaciones y otros beneficios asociados	69.203
Donaciones corrientes al sector privado	8.000
Donaciones a personas	8.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(117.015)**

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(95.000)**
RECURSOS PROPIOS DE CAPITAL	(95.000)
Desahorro en cuenta corriente	(117.015)
Incremento de la depreciación y amortización acumuladas	22.015
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(95.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**95.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	95.000
Disminución de otros activos financieros	95.000
Disminución de disponibilidades	95.000
Disminución de bancos	95.000
3.2 APLICACIONES FINANCIERAS	**95.000**
DÉFICIT FINANCIERO	95.000

A0438

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO NUEVA ESPARTA (FUNDACITE-NUEVA ESPARTA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación. Para este abordaje, la acción de Fundacite Nueva Esparta en el ejercicio económico-financiero 2015, seguirá en la consolidación del nuevo modelo científico tecnológico, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019.

Es por ello, que Fundacite Nueva Esparta centra sus objetivos estratégicos en el siguiente lineamiento:

- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.121.890**
INGRESOS CORRIENTES ORDINARIOS	2.121.890
TRANSFERENCIAS CORRIENTES	2.121.890
Transferencias corrientes del sector público	2.121.890
Transferencias corrientes internas recibidas del sector público	2.121.890
De la República	2.121.890
INGRESOS DE CAPITAL	**17.034**
RECURSOS PROPIOS DE CAPITAL	17.034
Incremento de la depreciación y amortización acumuladas	17.034
TOTAL RECURSOS	**2.138.924**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.138.924**
GASTOS DE CONSUMO	2.138.924
Remuneraciones	1.938.990
Sueldos, salarios y otras retribuciones	934.226
Beneficios y complementos de sueldos y salarios	457.307
Aportes patronales	133.595
Prestaciones sociales y otras indemnizaciones	67.776
Asistencia socioeconómica	346.086
Compra de bienes y servicios	182.900
Bienes de consumo	50.000
Servicios no personales	132.900
Depreciación y amortización	17.034
TOTAL GASTOS	**2.138.924**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125302	Acompañamiento en materia de ciencia, tecnología e innovación en el estado Nueva Esparta para desarrollar las capacidades productivas, de talento humano y de organización comunitarias en las áreas estratégicas de la región.	asistencia técnica			346		1.111.993			1.111.993
					TOTAL		**1.111.993**			**1.111.993**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		831.497			831.497
02	Gestión administrativa	17.034	178.400			195.434
	TOTAL	**17.034**	**1.009.897**			**1.026.931**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**6**		**12**	**759.234**	**93.450**	**852.684**
Alto Nivel y de Dirección	1			1	89.700	16.752	106.452
Directivo	1	1		2	108.292	27.990	136.282
Profesional y Técnico	3	4		7	459.198	30.053	489.251
Obrero	1	1		2	102.044	18.655	120.699
TOTAL	6	6		12	759.234	93.450	852.684

RESUMEN DE CRÉDITOS PRESUPUESTARIOS En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.938.990
4.02	Materiales, suministros y mercancías	50.000
4.03	Servicios no personales	132.900
4.08	Otros gastos	17.034
	TOTAL	**2.138.924**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.121.890**
INGRESOS CORRIENTES ORDINARIOS	2.121.890
TRANSFERENCIAS CORRIENTES	2.121.890
Transferencias corrientes del sector público	2.121.890
Transferencias corrientes internas recibidas del sector público	2.121.890
De la República	2.121.890
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	2.121.890
- Recursos Ordinarios	2.121.890
1.2 GASTOS CORRIENTES	**2.138.924**
GASTOS DE CONSUMO	2.138.924
Remuneraciones	1.938.990
Sueldos, salarios y otras retribuciones	934.226
Beneficios y complementos de sueldos y salarios	457.307
Aportes patronales	133.595
Prestaciones sociales y otras indemnizaciones	67.776
Asistencia socioeconómica	346.086
Compra de bienes y servicios	182.900
Bienes de consumo	50.000
Servicios no personales	132.900
Depreciación y amortización	17.034
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(17.034)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
Desahorro en cuenta corriente	(17.034)
Incremento de la depreciación y amortización acumuladas	17.034
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0439

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO PORTUGUESA (FUNDACITE PORTUGUESA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación. Para este abordaje, la acción de Fundacite-Portuguesa en el ejercicio económico-financiero 2015, seguirá en la consolidación del nuevo modelo científico-tecnológico, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019.

Es por ello, que Fundacite Portuguesa centra sus objetivos estratégicos en el siguiente lineamiento:

- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**3.636.674**
INGRESOS CORRIENTES ORDINARIOS	3.636.674
TRANSFERENCIAS CORRIENTES	3.636.674
Transferencias corrientes del sector público	3.636.674
Transferencias corrientes internas recibidas del sector público	3.636.674
De la República	3.636.674
INGRESOS DE CAPITAL	**55.200**
RECURSOS PROPIOS DE CAPITAL	55.200
Incremento de la depreciación y amortización acumuladas	55.200
FUENTES DE FINANCIAMIENTO	**1.018.149**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.018.149
Disminución de otros activos financieros	1.018.149
Disminución de disponibilidades	1.018.149
Disminución de bancos	1.018.149
TOTAL RECURSOS	**4.710.023**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.676.523**
GASTOS DE CONSUMO	4.676.523
Remuneraciones	3.996.674
Sueldos, salarios y otras retribuciones	1.635.472
Beneficios y complementos de sueldos y salarios	1.044.659
Aportes patronales	150.361
Prestaciones sociales y otras indemnizaciones	326.513
Asistencia socioeconómica	839.669
Compra de bienes y servicios	569.240
Bienes de consumo	106.270
Servicios no personales	462.970
Impuestos indirectos	55.409
Depreciación y amortización	55.200
GASTOS DE CAPITAL	**33.500**
INVERSIÓN REAL DIRECTA	33.500
Formación bruta de capital fijo	33.500
Maquinaria, equipos y otros bienes muebles	33.500
TOTAL GASTOS	**4.710.023**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125547	Incremento de las capacidades técnicas, administrativas y políticas de los actores del Sistema de CTI para la formulación, ejecución y presentación de informes técnicos y administrativos de proyectos científico-técnicos y de innovación en el estado Portuguesa	producto			30	602.335	2.020.187			2.622.522
					TOTAL	**602.335**	**2.020.187**			**2.622.522**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	160.000	1.616.487			1.776.487
02	Gestión administrativa	311.014				311.014
	TOTAL	**471.014**	**1.616.487**			**2.087.501**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**6**		**17**	**867.286**	**346.608**	**1.213.894**
Alto Nivel y de Dirección	1			1	51.018	56.055	107.073
Directivo		1		1	51.017	47.624	98.641
Profesional y Técnico	9	4		13	663.217	222.523	885.740
Personal Administrativo	1			1	51.017	10.203	61.220
Obrero		1		1	51.017	10.203	61.220
TOTAL	11	6		17	867.286	346.608	1.213.894

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.996.674
4.02	Materiales, suministros y mercancías	106.270
4.03	Servicios no personales	518.379
4.04	Activos reales	33.500
4.08	Otros gastos	55.200
	TOTAL	**4.710.023**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.636.674**
INGRESOS CORRIENTES ORDINARIOS	3.636.674
TRANSFERENCIAS CORRIENTES	3.636.674
Transferencias corrientes del sector público	3.636.674
Transferencias corrientes internas recibidas del sector público	3.636.674
De la República	3.636.674
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	3.636.674
-Recursos Ordinarios	3.636.674
1.2 GASTOS CORRIENTES	**4.676.523**
GASTOS DE CONSUMO	4.676.523
Remuneraciones	3.996.674
Sueldos, salarios y otras retribuciones	1.635.472
Beneficios y complementos de sueldos y salarios	1.044.659
Aportes patronales	150.361
Prestaciones sociales y otras indemnizaciones	326.513
Asistencia socioeconómica	839.669
Compra de bienes y servicios	569.240
Bienes de consumo	106.270
Servicios no personales	462.970
Impuestos indirectos	55.409
Depreciación y amortización	55.200
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.039.849)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(984.649)**
RECURSOS PROPIOS DE CAPITAL	(984.649)
Desahorro en cuenta corriente	(1.039.849)
Incremento de la depreciación y amortización acumuladas	55.200
2.2 GASTOS DE CAPITAL	**33.500**
INVERSIÓN REAL DIRECTA	33.500
Formación bruta de capital fijo	33.500
Maquinaria, equipos y otros bienes muebles	33.500
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.018.149)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.018.149**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.018.149
Disminución de otros activos financieros	1.018.149
Disminución de disponibilidades	1.018.149
Disminución de bancos	1.018.149
3.2 APLICACIONES FINANCIERAS	**1.018.149**
DÉFICIT FINANCIERO	1.018.149

A0440

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO TRUJILLO (FUNDACITE-TRUJILLO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación. Para este abordaje, la acción de Fundacite Trujillo en el ejercicio económico-financiero 2015, seguirá en la consolidación del nuevo modelo científico-tecnológico, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.639.887**
INGRESOS CORRIENTES ORDINARIOS	4.639.887
TRANSFERENCIAS CORRIENTES	4.639.887
Transferencias corrientes del sector público	4.639.887
Transferencias corrientes internas recibidas del sector público	4.639.887
De la República	4.639.887
INGRESOS DE CAPITAL	**228.248**
RECURSOS PROPIOS DE CAPITAL	228.248
Incremento de la depreciación y amortización acumuladas	228.248
FUENTES DE FINANCIAMIENTO	**1.490.358**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.490.358
Disminución de otros activos financieros	1.490.358
Disminución de disponibilidades	1.490.358
Disminución de bancos	1.490.358
TOTAL RECURSOS	**6.358.493**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**6.258.193**
GASTOS DE CONSUMO	6.258.193
Remuneraciones	4.389.930
Sueldos, salarios y otras retribuciones	1.178.454
Beneficios y complementos de sueldos y salarios	1.259.467
Aportes patronales	409.530
Prestaciones sociales y otras indemnizaciones	488.554
Asistencia socioeconómica	1.053.925
Compra de bienes y servicios	1.492.158
Bienes de consumo	223.200
Servicios no personales	1.268.958
Impuestos indirectos	147.857
Depreciación y amortización	228.248
GASTOS DE CAPITAL	**99.300**
INVERSIÓN REAL DIRECTA	99.300
Formación bruta de capital fijo	99.300
Maquinaria, equipos y otros bienes muebles	99.300
APLICACIONES FINANCIERAS	**1.000**
DISMINUCIÓN DE PASIVOS	1.000
Disminución de cuentas y efectos por pagar	1.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000
TOTAL GASTOS	**6.358.493**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124814	Asistencia técnica a las Redes Socialistas de Innovación Productivas (RSIP) del estado Trujillo para la promoción, sistematización y diversificación de rubros agricolas	asistencia técnica			27	155.000	371.972			526.972
125057	Fortalecimiento de las capacidades científico, tecnológicas y de innovación del estado Trujillo mediante la formación y la articulación de los actores sociales e institucionales	capacitación	546	378	924	400.001	1.727.462			2.127.463
					TOTAL	555.001	2.099.434			2.654.435

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	30.000	2.260.496			2.290.496
02	Gestión administrativa	1.133.605	279.957			1.413.562
	TOTAL	1.163.605	2.540.453			3.704.058

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**18**	**11**		**29**	**616.456**	**80.865**	**697.321**
Alto Nivel y de Dirección	1	1		2	42.514	8.355	50.869
Profesional y Técnico	12	8		20	425.142	54.910	480.052
Personal Administrativo	4	1		5	106.286	14.280	120.566
Obrero	1	1		2	42.514	3.320	45.834
Personal Contratado	**7**	**2**		**9**	**38.265**		**38.265**
Profesional y Técnico	7	2		9	38.265		38.265
TOTAL	**25**	**13**		**38**	**654.721**	**80.865**	**735.586**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.389.930
4.02	Materiales, suministros y mercancías	223.200
4.03	Servicios no personales	1.416.815
4.04	Activos reales	99.300
4.08	Otros gastos	228.248
4.11	Disminución de pasivos	1.000
	TOTAL	**6.358.493**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.639.887**
INGRESOS CORRIENTES ORDINARIOS	4.639.887
TRANSFERENCIAS CORRIENTES	4.639.887
Transferencias corrientes del sector público	4.639.887
Transferencias corrientes internas recibidas del sector público	4.639.887
De la República	4.639.887
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	4.639.887
-Recursos Ordinarios	4.639.887
1.2 GASTOS CORRIENTES	**6.258.193**
GASTOS DE CONSUMO	6.258.193
Remuneraciones	4.389.930
Sueldos, salarios y otras retribuciones	1.178.454
Beneficios y complementos de sueldos y salarios	1.259.467
Aportes patronales	409.530
Prestaciones sociales y otras indemnizaciones	488.554
Asistencia socioeconómica	1.053.925
Compra de bienes y servicios	1.492.158
Bienes de consumo	223.200
Servicios no personales	1.268.958
Impuestos indirectos	147.857
Depreciación y amortización	228.248
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.618.306)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.390.058)**
RECURSOS PROPIOS DE CAPITAL	(1.390.058)
Desahorro en cuenta corriente	(1.618.306)
Incremento de la depreciación y amortización acumuladas	228.248

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**99.300**
INVERSIÓN REAL DIRECTA	99.300
Formación bruta de capital fijo	99.300
Maquinaria, equipos y otros bienes muebles	99.300
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.489.358)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.490.358**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.490.358
Disminución de otros activos financieros	1.490.358
Disminución de disponibilidades	1.490.358
Disminución de bancos	1.490.358
3.2 APLICACIONES FINANCIERAS	**1.490.358**
DISMINUCIÓN DE PASIVOS	1.000
Disminución de cuentas y efectos por pagar	1.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000
DÉFICIT FINANCIERO	1.489.358

A0442

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO YARACUY (FUNDACITE-YARACUY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy), ente adscrito al Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, fundada con el objetivo principal de desarrollar y canalizar la cogestión y corresponsabilidad entre el Poder Público y el Poder Popular para fomentar, estimular y coordinar articuladamente con los actores del Sistema Regional y Nacional de Ciencia, Tecnología e Innovación, la generación, aplicación y divulgación de conocimientos, tecnologías y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social, impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano que mejoren la calidad de vida de la población y contribuya a la independencia y soberanía de la Nación.

Para este abordaje, la acción de Fundacite Yaracuy en el ejercicio económico-financiero 2015, seguirán en la consolidación del nuevo modelo científico-tecnológico, expresado en las "Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación, 2013 – 2019".

Es por ello, que Fundacite Yaracuy centra sus objetivos estratégicos en los siguientes lineamientos:

- Desarrollar de las capacidades científico-tecnológicas vinculadas a las necesidades del pueblo.
- Diseñar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del poder popular, a fin de generar una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.
- Fomentar la investigación e innovación como herramientas para el fortalecimiento del poder popular y de los procesos sociales emancipadores y transformadores de la sociedad.
- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.
- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.
- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.
- Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.
- Despertar el interés por la ciencia y la tecnología desde los niveles básicos de la educación y la sociedad civil en general.
- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Presupuestariamente la Fundacite Yaracuy orientará, los recursos hacia el desarrollo de los proyectos que privilegien la inversión y que represente un efecto multiplicador importante para su región, en el marco de la concepción estratégica del desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**6.612.517**
INGRESOS CORRIENTES ORDINARIOS	6.612.517
TRANSFERENCIAS CORRIENTES	6.612.517
Transferencias corrientes del sector público	6.612.517
Transferencias corrientes internas recibidas del sector público	6.612.517
De la República	6.612.517
FUENTES DE FINANCIAMIENTO	**4.969.233**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.969.233
Disminución de otros activos financieros	4.969.233
Disminución de disponibilidades	4.969.233
Disminución de bancos	4.969.233
TOTAL RECURSOS	**11.581.750**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**10.478.750**
GASTOS DE CONSUMO	10.384.829
Remuneraciones	9.520.950
Sueldos, salarios y otras retribuciones	2.758.363
Beneficios y complementos de sueldos y salarios	2.181.428
Aportes patronales	291.912
Prestaciones sociales y otras indemnizaciones	918.925
Asistencia socioeconómica	2.454.015
Otros gastos de personal	916.307
Compra de bienes y servicios	851.083
Bienes de consumo	335.000
Servicios no personales	516.083
Impuestos indirectos	12.796
TRANSFERENCIAS Y DONACIONES CORRIENTES	93.921
Al sector privado	93.921
Transferencias corrientes al sector privado	88.921
Directas a personas	88.921
Jubilaciones y otros beneficios asociados	88.921
Donaciones corrientes al sector privado	5.000
Donaciones a personas	5.000
GASTOS DE CAPITAL	**20.000**
INVERSIÓN REAL DIRECTA	20.000
Formación bruta de capital fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
APLICACIONES FINANCIERAS	**1.083.000**
DISMINUCIÓN DE PASIVOS	1.083.000
Disminución de cuentas y efectos por pagar	1.083.000
Disminución de cuentas y efectos por pagar a corto plazo	1.083.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	180.000
Disminución cuentas por pagar a proveedores a corto plazo	903.000
TOTAL GASTOS	**11.581.750**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124989	Impulso de los procesos de escalamiento, aplicación del conocimiento y la tecnología en las RSIP, comunas, salas de batalla y movimientos sociales a través de la asistencia técnica para el fortalecimiento de las actividades socio productivas del estado Yaracuy.	asistencia técnica			126	903.000	4.311.137			5.214.137
					TOTAL	**903.000**	**4.311.137**			**5.214.137**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	3.165.869	2.301.380			5.467.249
02	Gestión administrativa	811.443				811.443
03	Previsión y protección social	88.921				88.921
	TOTAL	**4.066.233**	**2.301.380**			**6.367.613**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**21**	**10**		**31**	**1.581.517**	**790.758**	**2.372.275**
Alto Nivel y de Dirección	1			1	51.017	25.508	76.525
Directivo	10	3		13	663.216	331.609	994.825
Profesional y Técnico	6	4		10	510.167	255.083	765.250
Obrero	4	3		7	357.117	178.558	535.675
TOTAL	21	10		31	1.581.517	790.758	2.372.275

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**88.921**
Empleados	1		1	88.921
TOTAL	1		1	88.921

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	9.520.950
4.02	Materiales, suministros y mercancías	335.000
4.03	Servicios no personales	528.879
4.04	Activos reales	20.000
4.07	Transferencias y donaciones	93.921
4.11	Disminución de pasivos	1.083.000
	TOTAL	**11.581.750**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.612.517**
INGRESOS CORRIENTES ORDINARIOS	6.612.517
TRANSFERENCIAS CORRIENTES	6.612.517
Transferencias corrientes del sector público	6.612.517
Transferencias corrientes internas recibidas del sector público	6.612.517
De la República	6.612.517
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	6.612.517
- Recursos Ordinarios	6.612.517
1.2 GASTOS CORRIENTES	**10.478.750**
GASTOS DE CONSUMO	10.384.829
Remuneraciones	9.520.950
Sueldos, salarios y otras retribuciones	2.758.363
Beneficios y complementos de sueldos y salarios	2.181.428
Aportes patronales	291.912
Prestaciones sociales y otras indemnizaciones	918.925
Asistencia socioeconómica	2.454.015
Otros gastos de personal	916.307
Compra de bienes y servicios	851.083
Bienes de consumo	335.000
Servicios no personales	516.083
Impuestos indirectos	12.796
TRANSFERENCIAS Y DONACIONES CORRIENTES	93.921
Al sector privado	93.921
Transferencias corrientes al sector privado	88.921
Directas a personas	88.921
Jubilaciones y otros beneficios asociados	88.921
Donaciones corrientes al sector privado	5.000
Donaciones a personas	5.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.866.233)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(3.866.233)**
RECURSOS PROPIOS DE CAPITAL	(3.866.233)
Desahorro en cuenta corriente	(3.866.233)
2.2 GASTOS DE CAPITAL	**20.000**
INVERSIÓN REAL DIRECTA	20.000
Formación bruta de capital fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(3.886.233)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.969.233**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.969.233
Disminución de otros activos financieros	4.969.233
Disminución de disponibilidades	4.969.233
Disminución de bancos	4.969.233
3.2 APLICACIONES FINANCIERAS	**4.969.233**
DISMINUCIÓN DE PASIVOS	1.083.000
Disminución de cuentas y efectos por pagar	1.083.000
Disminución de cuentas y efectos por pagar a corto plazo	1.083.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	180.000
Disminución cuentas por pagar a proveedores a corto plazo	903.000
DÉFICIT FINANCIERO	3.886.233

A0443

Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)

FUNDACIÓN CENTRO NACIONAL DE DESARROLLO E INVESTIGACIÓN EN TELECOMUNICACIONES (CENDIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Centro Nacional de Desarrollo e Investigaciones en Telecomunicaciones (CENDIT), contribuirá con el fortalecimiento de la creatividad tecnológica, ofreciendo al sector productivo la posibilidad de obtener soluciones locales a muchos problemas técnicos y científicos. Esto, lógicamente, constituye un hito de referencia en el campo científico - tecnológico para las grandes empresas radicadas en el país. Para el 2015 CENDIT, mantendrá una constante interacción con centros homólogos internacionales, con el fin de intercambiar experiencias en el plano científico y tecnológico. Las relaciones con otros centros permitirán el intercambio de personal profesional o en formación, a fin de realizar pasantías e incluso preparar tesis de maestría así como de doctorado.

Igualmente llevará a cabo proyectos comunes que ayudarán a fortalecer los programas de desarrollo y la competencia nacional en materia de telecomunicaciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**46.816.901**
INGRESOS CORRIENTES ORDINARIOS	46.816.901
TRANSFERENCIAS CORRIENTES	45.596.901
Transferencias corrientes del sector público	45.596.901
Transferencias corrientes internas recibidas del sector público	45.596.901
De la República	19.634.984
De los entes descentralizados sin fines empresariales	25.961.917
OTROS INGRESOS	1.220.000
Otros ingresos ordinarios	1.220.000
INGRESOS DE CAPITAL	**210.516**
RECURSOS PROPIOS DE CAPITAL	210.516
Incremento de la depreciación y amortización acumuladas	210.516
FUENTES DE FINANCIAMIENTO	**857.517**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	857.517
Disminución de otros activos financieros	857.517
Disminución de disponibilidades	857.517
Disminución de bancos	857.517
TOTAL RECURSOS	**47.884.934**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**28.867.368**
GASTOS DE CONSUMO	28.867.368
Remuneraciones	17.014.638
Sueldos, salarios y otras retribuciones	6.154.683
Beneficios y complementos de sueldos y salarios	3.715.440
Aportes patronales	1.378.689
Prestaciones sociales y otras indemnizaciones	1.288.404
Asistencia socioeconómica	4.477.422
Compra de bienes y servicios	8.707.350
Bienes de consumo	3.316.976
Servicios no personales	5.390.374
Impuestos indirectos	2.934.864
Depreciación y amortización	210.516
GASTOS DE CAPITAL	**18.160.049**
INVERSIÓN REAL DIRECTA	18.160.049
Formación bruta de capital fijo	18.160.049
Maquinaria, equipos y otros bienes muebles	18.140.049
Construcciones de bienes de dominio privado	20.000
APLICACIONES FINANCIERAS	**857.517**
DISMINUCIÓN DE PASIVOS	857.517
Disminución de cuentas y efectos por pagar	857.517
Disminución de cuentas y efectos por pagar a corto plazo	857.517
Disminución de aportes patronales y retenciones laborales por pagar	857.517
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	662.180
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	27.296
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	12.858
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	91.143
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	64.040
TOTAL GASTOS	**47.884.934**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124752	Construcción de Laboratorios de la plataforma de desarrollo e investigación para la producción de prototipos de antenas, de sistemas ópticos y de equipos de telecomunicaciones en general, en procura del desarrollo del sistema productivo nacional	laboratorio			5				13.015.256	13.015.256
124787	Diseño y construcción de prototipos industrializables: antena, decodificador y transmisor para TDA y Convertidor Inversor para sistemas fotovoltaicos.	prototipo			4				10.035.086	10.035.086
124822	Aplicación de pruebas técnicas bajo la norma TAE internacional para la evaluación de teléfonos móviles, en procura de la protección de la salud de sus usuarios.	ensayo			5				2.911.575	2.911.575
124873	Ejecución de planes de formación técnica en el área de telecomunicaciones para el Poder Popular, el Poder Estadal y el SNCTI	persona	100	100	200	420.000				420.000
124874	Diseño e instalación de interfaz para red de telemetría de captura de datos meteorológicos en la central hidroeléctrica José Antonio Páez en el estado Barinas	software			1	800.000				800.000
					TOTAL	1.220.000			25.961.917	27.181.917

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.912.104			15.912.104
02	Gestión administrativa	1.068.033	3.722.880			4.790.913
	TOTAL	1.068.033	19.634.984			20.703.017

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**31**	**5**	**59**	**2.790.632**		**2.790.632**
Alto Nivel y de Dirección	3	5	2	10	808.900		808.900
Profesional y Técnico	9	1	1	11	610.089		610.089
Personal Administrativo	5	1		6	255.913		255.913
Personal de Investigación	5	19	2	26	971.422		971.422
Obrero	1	5		6	144.308		144.308
Personal Contratado	**5**	**6**		**11**	**1.815.535**		**1.815.535**
Profesional y Técnico	2	1		3	1.004.480		1.004.480
Personal Administrativo	2	1		3	298.234		298.234
Personal de Investigación	1	3		4	487.821		487.821
Obrero		1		1	25.000		25.000
TOTAL	28	37	5	70	4.606.167		4.606.167

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	17.014.638
4.02	Materiales, suministros y mercancías	3.316.976
4.03	Servicios no personales	8.325.238
4.04	Activos reales	18.160.049
4.08	Otros gastos	210.516
4.11	Disminución de pasivos	857.517
	TOTAL	**47.884.934**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**46.816.901**
INGRESOS CORRIENTES ORDINARIOS	46.816.901
TRANSFERENCIAS CORRIENTES	45.596.901
Transferencias corrientes del sector público	45.596.901
Transferencias corrientes internas recibidas del sector público	45.596.901
De la República	19.634.984
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	19.634.984
-Recursos Ordinarios	19.634.984
De los entes descentralizados sin fines empresariales	25.961.917
OTROS INGRESOS	1.220.000
Otros ingresos ordinarios	1.220.000
1.2 GASTOS CORRIENTES	**28.867.368**
GASTOS DE CONSUMO	28.867.368
Remuneraciones	17.014.638
Sueldos, salarios y otras retribuciones	6.154.683
Beneficios y complementos de sueldos y salarios	3.715.440
Aportes patronales	1.378.689
Prestaciones sociales y otras indemnizaciones	1.288.404
Asistencia socioeconómica	4.477.422
Compra de bienes y servicios	8.707.350
Bienes de consumo	3.316.976
Servicios no personales	5.390.374
Impuestos indirectos	2.934.864
Depreciación y amortización	210.516
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**17.949.533**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**18.160.049**
RECURSOS PROPIOS DE CAPITAL	18.160.049
Ahorro en cuenta corriente	17.949.533
Incremento de la depreciación y amortización acumuladas	210.516
2.2 GASTOS DE CAPITAL	**18.160.049**
INVERSIÓN REAL DIRECTA	18.160.049
Formación bruta de capital fijo	18.160.049
Maquinaria, equipos y otros bienes muebles	18.140.049
Construcciones de bienes de dominio privado	20.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**857.517**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	857.517
Disminución de otros activos financieros	857.517
Disminución de disponibilidades	857.517
Disminución de bancos	857.517
3.2 APLICACIONES FINANCIERAS	**857.517**
DISMINUCIÓN DE PASIVOS	857.517
Disminución de cuentas y efectos por pagar	857.517
Disminución de cuentas y efectos por pagar a corto plazo	857.517
Disminución de aportes patronales y retenciones laborales por pagar	857.517
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	662.180
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	27.296
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	12.858
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	91.143
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	64.040

A0458

Fundación Centro Nacional de Innovación Tecnológica (CENIT)

FUNDACIÓN CENTRO NACIONAL DE INNOVACIÓN TECNOLÓGICA (CENIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Centro Nacional de Innovación Tecnológica, tiene como finalidad, contribuir al desarrollo y fortalecimiento de la capacidad nacional de los sectores científico, tecnológico, educativo y productivo, mediante la construcción de una red de investigación, desarrollo e innovación, en articulación con el Sistema Nacional de Ciencia Tecnología e Innovación. Estima ser un centro de investigación, desarrollo e innovación tecnológica, ampliamente reconocido por la capacidad creativa de su talento humano, su contribución al desarrollo de las comunidades, al modelo de producción socialista, y su impacto en el país y la región

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**53.315.969**
INGRESOS CORRIENTES ORDINARIOS	53.315.969
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	33.148.752
Venta de otros bienes y servicios	33.148.752
TRANSFERENCIAS CORRIENTES	20.167.217
Transferencias corrientes del sector público	20.167.217
Transferencias corrientes internas recibidas del sector público	20.167.217
De la República	20.167.217
INGRESOS DE CAPITAL	**200.000**
RECURSOS PROPIOS DE CAPITAL	200.000
Incremento de la depreciación y amortización acumuladas	200.000
FUENTES DE FINANCIAMIENTO	**1.660.760**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.660.760
Disminución de otros activos financieros	1.660.760
Disminución de disponibilidades	1.660.760
Disminución de bancos	1.660.760
TOTAL RECURSOS	**55.176.729**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**50.717.949**
GASTOS DE CONSUMO	50.542.949
Remuneraciones	19.992.217
Sueldos, salarios y otras retribuciones	8.822.613
Beneficios y complementos de sueldos y salarios	5.995.104
Aportes patronales	994.409
Prestaciones sociales y otras indemnizaciones	1.599.733
Asistencia socioeconómica	2.580.358
Compra de bienes y servicios	26.223.198
Bienes de consumo	4.734.466
Servicios no personales	21.488.732
Impuestos indirectos	4.127.534
Depreciación y amortización	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	175.000
Al sector privado	175.000
Transferencias corrientes al sector privado	175.000
Directas a personas	175.000
Jubilaciones y otros beneficios asociados	175.000
GASTOS DE CAPITAL	**4.458.780**
INVERSIÓN REAL DIRECTA	4.458.780
Formación bruta de capital fijo	4.458.780
Maquinaria, equipos y otros bienes muebles	4.458.780
TOTAL GASTOS	**55.176.729**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124783	Optimización de la Red Académica Nacional REACCIUN para potenciar el acceso, uso y la calidad de la prestación de sus servicios	Plataforma tecnológica			1	32.915.183	8.139.220			41.054.403
					TOTAL	**32.915.183**	**8.139.220**			**41.054.403**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		11.852.997			11.852.997
02	Gestión administrativa	2.094.329				2.094.329
03	Previsión y protección social		175.000			175.000
	TOTAL	**2.094.329**	**12.027.997**			**14.122.326**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**63**	**54**		**117**	**5.671.531**		**5.671.531**
Alto Nivel y de Dirección		1		1	535.214		535.214
Profesional y Técnico	55	45		100	4.380.912		4.380.912
Personal Administrativo	8	8		16	755.405		755.405
Personal Contratado	**10**	**10**		**20**	**556.401**		**556.401**
Personal Administrativo	10	10		20	556.401		556.401
TOTAL	**73**	**64**		**137**	**6.227.932**		**6.227.932**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados		**2**	**2**	**175.000**
Empleados		2	2	175.000
TOTAL		**2**	**2**	**175.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	19.992.217
4.02	Materiales, suministros y mercancías	4.734.466
4.03	Servicios no personales	25.616.266
4.04	Activos reales	4.458.780
4.07	Transferencias y donaciones	175.000
4.08	Otros gastos	200.000
	TOTAL	**55.176.729**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**53.315.969**
INGRESOS CORRIENTES ORDINARIOS	53.315.969
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	33.148.752
Venta de otros bienes y servicios	33.148.752
TRANSFERENCIAS CORRIENTES	20.167.217
Transferencias corrientes del sector público	20.167.217
Transferencias corrientes internas recibidas del sector público	20.167.217
De la República	20.167.217
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	20.167.217
Recursos Ordinarios	20.167.217
1.2 GASTOS CORRIENTES	**50.717.949**
GASTOS DE CONSUMO	50.542.949
Remuneraciones	19.992.217
Sueldos, salarios y otras retribuciones	8.822.613
Beneficios y complementos de sueldos y salarios	5.995.104
Aportes patronales	994.409
Prestaciones sociales y otras indemnizaciones	1.599.733
Asistencia socioeconómica	2.580.358
Compra de bienes y servicios	26.223.198
Bienes de consumo	4.734.466
Servicios no personales	21.488.732
Impuestos indirectos	4.127.534
Depreciación y amortización	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	175.000
Al sector privado	175.000
Transferencias corrientes al sector privado	175.000
Directas a personas	175.000
Jubilaciones y otros beneficios asociados	175.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.598.020**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.798.020**
RECURSOS PROPIOS DE CAPITAL	2.798.020
Ahorro en cuenta corriente	2.598.020
Incremento de la depreciación y amortización acumuladas	200.000
2.2 GASTOS DE CAPITAL	**4.458.780**
INVERSIÓN REAL DIRECTA	4.458.780
Formación bruta de capital fijo	4.458.780
Maquinaria, equipos y otros bienes muebles	4.458.780
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.660.760)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.660.760**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.660.760
Disminución de otros activos financieros	1.660.760
Disminución de disponibilidades	1.660.760
Disminución de bancos	1.660.760
3.2 APLICACIONES FINANCIERAS	**1.660.760**
DÉFICIT FINANCIERO	1.660.760

A0461

Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)

FUNDACIÓN CENTRO NACIONAL DE DESARROLLO E INVESTIGACIÓN EN TECNOLOGÍAS LIBRES (CENDITEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La misión de la Fundación consiste en promover la investigación, desarrollo y apropiación de Tecnologías Libres pertinentes, acordes con la sociedad democrática, participativa y protagónica de la Nación.

La visión se focaliza en ser la institución pública de referencia en Tecnologías Libres, que actúe para asegurar la soberanía tecnológica de la Nación, participar en el debate sobre políticas para el uso y desarrollo de tecnologías libres. Impulsar la investigación y desarrollo de tecnología nacional con estándares libres, estimular al talento nacional para la generación de tecnologías libres y fomentar la transferencia de conocimiento sobre tecnologías libres.

Estima ejecutar el siguiente proyecto para el logro en conjunto de la misión y visión:

- Investigación y desarrollo de tecnologías libres para fortalecer los procesos de interacción del ciudadano y el poder popular con las instituciones del estado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**10.816.923**
INGRESOS CORRIENTES ORDINARIOS	10.816.923
TRANSFERENCIAS CORRIENTES	10.816.923
Transferencias corrientes del sector público	10.816.923
Transferencias corrientes internas recibidas del sector público	10.816.923
De la República	10.816.923
INGRESOS DE CAPITAL	**225.000**
RECURSOS PROPIOS DE CAPITAL	225.000
Incremento de la depreciación y amortización acumuladas	225.000
FUENTES DE FINANCIAMIENTO	**3.559.828**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.559.828
Disminución de otros activos financieros	3.559.828
Disminución de disponibilidades	3.559.828
Disminución de bancos	3.559.828
TOTAL RECURSOS	**14.601.751**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**14.601.751**
GASTOS DE CONSUMO	14.601.751
Remuneraciones	12.455.837
Sueldos, salarios y otras retribuciones	7.091.424
Beneficios y complementos de sueldos y salarios	2.661.305
Aportes patronales	1.065.448
Asistencia socioeconómica	1.637.660
Compra de bienes y servicios	1.690.914
Bienes de consumo	404.775
Servicios no personales	1.286.139
Impuestos indirectos	230.000
Depreciación y amortización	225.000
TOTAL GASTOS	**14.601.751**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125034	Investigación y desarrollo de tecnologías libres para fortalecer los procesos de interacción del ciudadano y el poder popular con las instituciones del Estado.	tecnología			40	1.343.664	7.473.740			8.817.404
					TOTAL	**1.343.664**	**7.473.740**			**8.817.404**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.638.914	3.343.183			4.982.097
02	Gestión administrativa	802.250				802.250
	TOTAL	**2.441.164**	**3.343.183**			**5.784.347**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**43**		**69**	**5.103.570**	**1.020.713**	**6.124.283**
Alto Nivel y de Dirección		1		1	120.504	24.100	144.604
Directivo	4	4		8	828.516	165.703	994.219
Profesional y Técnico	3	3		6	522.384	104.477	626.861
Personal Administrativo	2			2	110.296	22.059	132.355
Personal de Investigación	16	31		47	3.266.786	653.357	3.920.143
Obrero	1	4		5	255.084	51.017	306.101
TOTAL	**26**	**43**		**69**	**5.103.570**	**1.020.713**	**6.124.283**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	12.455.837
4.02	Materiales, suministros y mercancías	404.775
4.03	Servicios no personales	1.516.139
4.08	Otros gastos	225.000
	TOTAL	**14.601.751**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**10.816.923**
INGRESOS CORRIENTES ORDINARIOS	10.816.923
TRANSFERENCIAS CORRIENTES	10.816.923
Transferencias corrientes del sector público	10.816.923
Transferencias corrientes internas recibidas del sector público	10.816.923
De la República	10.816.923
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	10.816.923
- Recursos Ordinarios	10.816.923
1.2 GASTOS CORRIENTES	**14.601.751**
GASTOS DE CONSUMO	14.601.751
Remuneraciones	12.455.837
Sueldos, salarios y otras retribuciones	7.091.424
Beneficios y complementos de sueldos y salarios	2.661.305
Aportes patronales	1.065.448
Asistencia socioeconómica	1.637.660
Compra de bienes y servicios	1.690.914
Bienes de consumo	404.775
Servicios no personales	1.286.139
Impuestos indirectos	230.000
Depreciación y amortización	225.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.784.828)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(3.559.828)**
RECURSOS PROPIOS DE CAPITAL	(3.559.828)
Desahorro en cuenta corriente	(3.784.828)
Incremento de la depreciación y amortización acumuladas	225.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(3.559.828)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.559.828**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.559.828
Disminución de otros activos financieros	3.559.828
Disminución de disponibilidades	3.559.828
Disminución de bancos	3.559.828
3.2 APLICACIONES FINANCIERAS	**3.559.828**
DÉFICIT FINANCIERO	3.559.828

A0464

Fundación Infocentro

FUNDACIÓN INFOCENTRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La misión de la Fundación consiste en facilitar el proceso de apropiación de las tecnologías de información y comunicación por parte de los sectores populares, mediante la consolidación de espacios tecnológicos comunitarios que faciliten la construcción colectiva y transferencia de saberes y conocimientos, las relaciones de colaboración y de coordinación, para fortalecer el desarrollo de las potencialidades locales, las redes sociales y el poder comunal.

Mientras su visión espera ser testigo de la explosión del Poder Comunal, apalancada en los infocentros autogestionados como núcleo aglutinador de las actividades comunitarias, en los sectores populares del país y su objetivo general busca consolidar los espacios socio tecnológicos como centros, para el fortalecimiento de las comunidades, que apoyen la articulación de las redes sociales, utilizando las tecnologías de información y comunicación, impulsando la capacitación y transferencia de saberes y de conocimiento.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**832.543.669**
INGRESOS CORRIENTES ORDINARIOS	832.543.669
TRANSFERENCIAS CORRIENTES	832.543.669
Transferencias corrientes del sector público	832.543.669
Transferencias corrientes internas recibidas del sector público	832.543.669
De la República	204.706.651
De los entes descentralizados sin fines empresariales	627.837.018
INGRESOS DE CAPITAL	**3.420.832**
RECURSOS PROPIOS DE CAPITAL	3.420.832
Incremento de la depreciación y amortización acumuladas	3.420.832
FUENTES DE FINANCIAMIENTO	**63.369.395**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	63.369.395
Disminución de otros activos financieros	63.369.395
Disminución de disponibilidades	63.369.395
Disminución de bancos	63.369.395
TOTAL RECURSOS	**899.333.896**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**665.603.158**
GASTOS DE CONSUMO	656.834.399
Remuneraciones	332.699.144
Sueldos, salarios y otras retribuciones	332.699.144
Compra de bienes y servicios	320.714.423
Bienes de consumo	36.984.592
Servicios no personales	283.729.831
Depreciación y amortización	3.420.832
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.768.759
Al sector privado	8.768.759
Transferencias corrientes al sector privado	7.568.759
Directas a personas	323.426
Pensiones y otros beneficios asociados	323.426
Transferencias corrientes a consejos comunales	7.245.333
Donaciones corrientes al sector privado	1.200.000
Donaciones a personas	1.200.000
GASTOS DE CAPITAL	**233.730.738**
INVERSIÓN REAL DIRECTA	233.730.738
Formación bruta de capital fijo	233.730.738
Maquinaria, equipos y otros bienes muebles	233.730.738
TOTAL GASTOS	**899.333.896**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124740	Gestión comunal a través de la transferencia de 100 Infocentro y acompañamiento de las comunidades con los facilitadores y becarios	transferencia			100	19.506.047	80.193.600		126.556.008	226.255.655
124756	Fortalecimiento de la infraestructura físico-tecnológica de la red de Infocentro a través de la construcción de nuevos espacios, restauración de los existentes y lograr su funcionalidad óptima para el poder popular.	Infocentro			200	7.000.000	13.429.209		501.281.010	521.710.219
					TOTAL	26.506.047	93.622.809		627.837.018	747.965.874

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	10.000.000	110.760.416			120.760.416
02	Gestión administrativa	30.284.180				30.284.180
03	Previsión y protección social		323.426			323.426
	TOTAL	40.284.180	111.083.842			151.368.022

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**160**	**178**		**338**	**83.774.496**		**83.774.496**
Alto Nivel y de Dirección		2		2	3.018.374		3.018.374
Directivo	105	112		217	55.106.555		55.106.555
Profesional y Técnico	20	29		49	8.526.352		8.526.352
Personal Administrativo	30	26		56	11.636.269		11.636.269
Obrero	5	9		14	5.486.946		5.486.946
Personal Contratado	**640**	**644**		**1.284**	**246.614.403**		**246.614.403**
Profesional y Técnico	15	20		35	22.101.349		22.101.349
Personal Administrativo	621	620		1.241	222.237.134		222.237.134
Obrero	4	4		8	2.275.920		2.275.920
TOTAL	**800**	**822**		**1.622**	**330.388.899**		**330.388.899**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Pensionados	**1**		**1**	**323.426**
Empleados	1		1	323.426
TOTAL	**1**		**1**	**323.426**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	332.699.144
4.02	Materiales, suministros y mercancías	36.984.592
4.03	Servicios no personales	283.729.831
4.04	Activos reales	233.730.738
4.07	Transferencias y donaciones	8.768.759
4.08	Otros gastos	3.420.832
	TOTAL	**899.333.896**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**832.543.669**
INGRESOS CORRIENTES ORDINARIOS	832.543.669
TRANSFERENCIAS CORRIENTES	832.543.669
Transferencias corrientes del sector público	832.543.669
Transferencias corrientes internas recibidas del sector público	832.543.669
De la República	204.706.651
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	204.706.651
- Recursos Ordinarios	204.706.651
De los entes descentralizados sin fines empresariales	627.837.018
1.2 GASTOS CORRIENTES	**665.603.158**
GASTOS DE CONSUMO	656.834.399
Remuneraciones	332.699.144
Sueldos, salarios y otras retribuciones	332.699.144
Compra de bienes y servicios	320.714.423
Bienes de consumo	36.984.592
Servicios no personales	283.729.831
Depreciación y amortización	3.420.832
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.768.759
Al sector privado	8.768.759
Transferencias corrientes al sector privado	7.568.759
Directas a personas	323.426
Pensiones y otros beneficios asociados	323.426
Transferencias corrientes a consejos comunales	7.245.333
Donaciones corrientes al sector privado	1.200.000
Donaciones a personas	1.200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**166.940.511**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**170.361.343**
RECURSOS PROPIOS DE CAPITAL	170.361.343
Ahorro en cuenta corriente	166.940.511
Incremento de la depreciación y amortización acumuladas	3.420.832
2.2 GASTOS DE CAPITAL	**233.730.738**
INVERSIÓN REAL DIRECTA	233.730.738
Formación bruta de capital fijo	233.730.738
Maquinaria, equipos y otros bienes muebles	233.730.738
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(63.369.395)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**63.369.395**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	63.369.395
Disminución de otros activos financieros	63.369.395
Disminución de disponibilidades	63.369.395
Disminución de bancos	63.369.395
3.2 APLICACIONES FINANCIERAS	**63.369.395**
DÉFICIT FINANCIERO	63.369.395

A0466

Fundación Dr. Alejandro Próspero Reverend

FUNDACIÓN DR. ALEJANDRO PRÓSPERO REVEREND

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

En el marco de la directriz establecida en el Plan Simón Bolívar referida a la Suprema Felicidad Social y su objetivo de profundizar la solidaridad con los excluidos de América Latina, el Caribe y África, profundizando la universalización de la educación bolivariana, garantizando el acceso al conocimiento a través de mecanismos que incluyan a la población en el nivel de educación universitaria, se plantean proyectos para el desarrollo institucional de condiciones de formación integral y de habitabilidad dignas para los becarios latinoamericanos del Caribe y África, estudiantes del Programa Nacional de Formación en Medicina Integral Comunitaria.

La misión de la Fundación consiste en formar un recurso humano altamente calificado en las áreas de salud que demanda la sociedad latinoamericana con la finalidad de formar médicos integrales comunitarios.

Su visión es desarrollar y ejecutar planes y programas destinados a garantizar residencias, atención integral y formación de calidad para los estudiantes Latinoamericanos, del Caribe y África, de medicina y otras profesiones del sector salud, que se desarrollan en el marco del Programa Nacional de Formación de Medicina Integral Comunitaria, cuyo objetivo principal radica en consolidar, rehabilitar y desarrollar políticas en materia de Salud, Educación, Cultura, Deporte y Recreación, además de garantizar una Educación Integral de calidad, suministrando la atención pedagógica, psicológica, social, material y física en el proceso de adaptación al medio y la prolongación de los estudios a través de diferentes actividades de apoyo, consolidando funcionalmente la calidad de atención a través del desarrollo de un sistema de seguridad integral.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**90.424.992**
INGRESOS CORRIENTES ORDINARIOS	90.424.992
TRANSFERENCIAS CORRIENTES	90.424.992
Transferencias corrientes del sector público	90.424.992
Transferencias corrientes internas recibidas del sector público	90.424.992
De la República	90.424.992
TOTAL RECURSOS	**90.424.992**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**90.374.992**
GASTOS DE CONSUMO	89.374.992
Remuneraciones	38.931.254
Sueldos, salarios y otras retribuciones	9.616.430
Beneficios y complementos de sueldos y salarios	9.172.416
Aportes patronales	1.503.701
Prestaciones sociales y otras indemnizaciones	2.947.490
Asistencia socioeconómica	8.268.386
Otros gastos de personal	7.422.831
Compra de bienes y servicios	49.963.738
Bienes de consumo	5.802.000
Servicios no personales	44.161.738
Impuestos indirectos	480.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector privado	1.000.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
GASTOS DE CAPITAL	**50.000**
INVERSIÓN REAL DIRECTA	50.000
Bienes intangibles	50.000
TOTAL GASTOS	**90.424.992**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124470	Desarrollo de procesos de Formación y atención integral de calidad a los becarios Internacionales de América latina, El Caribe, África, Asia-Medio Oriente e Indígenas Venezolanos del curso introductorio a las ciencias Médicas en la Escuela Latinoamericana de Medicina "Dr. Salvador Allende"	programa			1		35.810.000			35.810.000
124556	Desarrollo de estrategias para contribuir con la formación y garantizar la atención integral de calidad a los becarios internacionales de América Latina, El Caribe, Africa, Asia-Medio oriente e indígenas del 1er. y 2do. año del Programa Nacional de Formación en Medicina Integral Comunitaria	programa			1		80.000			80.000
124569	Desarrollo y consolidación de las condiciones de habitabilidad y seguridad para los becarios internacionales de América Latina, El Caribe, Africa, Asia-Medio Oriente e indigenas de la Escuela Latinoamericana de Medicina "Dr. Salvador Allende"	estudiante	500	500	1.000		50.000			50.000
124576	Desarrollo de acciones institucionales para atender el objeto de la fundación y compromisos de gestión encomendados	estudiante	430	430	860		8.639.940			8.639.940
					TOTAL		44.579.940			44.579.940

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		38.931.254			38.931.254
02	Gestión administrativa		6.913.798			6.913.798
	TOTAL		**45.845.052**			**45.845.052**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**72**	**100**		**172**	**7.312.176**		**7.312.176**
Alto Nivel y de Dirección	1			1	105.411		105.411
Directivo	3	5		8	432.480		432.480
Profesional y Técnico	38	35		73	3.156.553		3.156.553
Personal Administrativo	13	11		24	689.651		689.651
Obrero	17	49		66	2.928.081		2.928.081
Personal Contratado	**3**	**3**		**6**	**480.000**		**480.000**
Profesional y Técnico	3	3		6	480.000		480.000
TOTAL	**75**	**103**		**178**	**7.792.176**		**7.792.176**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	38.931.254
4.02	Materiales, suministros y mercancías	5.802.000
4.03	Servicios no personales	44.641.738
4.04	Activos reales	50.000
4.07	Transferencias y donaciones	1.000.000
	TOTAL	**90.424.992**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**90.424.992**
INGRESOS CORRIENTES ORDINARIOS	90.424.992
TRANSFERENCIAS CORRIENTES	90.424.992
Transferencias corrientes del sector público	90.424.992
Transferencias corrientes internas recibidas del sector público	90.424.992
De la República	90.424.992
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	90.424.992
- Recursos Ordinarios	90.424.992
1.2 GASTOS CORRIENTES	**90.374.992**
GASTOS DE CONSUMO	89.374.992
Remuneraciones	38.931.254
Sueldos, salarios y otras retribuciones	9.616.430
Beneficios y complementos de sueldos y salarios	9.172.416
Aportes patronales	1.503.701
Prestaciones sociales y otras indemnizaciones	2.947.490
Asistencia socioeconómica	8.268.386
Otros gastos de personal	7.422.831
Compra de bienes y servicios	49.963.738
Bienes de consumo	5.802.000
Servicios no personales	44.161.738
Impuestos indirectos	480.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector privado	1.000.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**50.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**50.000**
RECURSOS PROPIOS DE CAPITAL	50.000
Ahorro en cuenta corriente	50.000
2.2 GASTOS DE CAPITAL	**50.000**
INVERSIÓN REAL DIRECTA	50.000
Bienes intangibles	50.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0507

Fundación Conciencia Televisión

FUNDACIÓN CONCIENCIA TELEVISIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Fundación Conciencia Televisión, nace con el objetivo de crear un canal o medio de comunicación social que desarrolle un planteamiento audiovisual que muestre las caras desconocidas de la Ciencia, la Tecnología y la Innovación.

La constitución de este canal de televisión quedó establecida en la Gaceta Oficial de la República Bolivariana de Venezuela N° 41.157 de fecha 30 de abril del 2013, bajo el Decreto Presidencial N° 42. Este medio de comunicación deberá incentivar, apoyar y fortalecer la promoción, desarrollo y difusión de la Ciencia, Tecnología e Innovación, mediante la transmisión de contenidos que contribuyan a la democratización de la información, la transferencia tecnológica, el aprovechamiento de las capacidades humanas, productivas y culturales de cada localidad propiciando la innovación y el encuentro de los saberes populares.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**27.211.309**
INGRESOS CORRIENTES ORDINARIOS	27.211.309
TRANSFERENCIAS CORRIENTES	27.211.309
Transferencias corrientes del sector público	27.211.309
Transferencias corrientes internas recibidas del sector público	27.211.309
De la República	27.211.309
FUENTES DE FINANCIAMIENTO	**28.681.783**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	28.681.783
Disminución de otros activos financieros	28.681.783
Disminución de disponibilidades	28.681.783
Disminución de bancos	28.681.783
TOTAL RECURSOS	**55.893.092**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**44.199.386**
GASTOS DE CONSUMO	39.549.386
Remuneraciones	32.426.343
Sueldos, salarios y otras retribuciones	10.421.428
Beneficios y complementos de sueldos y salarios	10.743.395
Aportes patronales	1.330.797
Prestaciones sociales y otras indemnizaciones	3.375.228
Asistencia socioeconómica	6.555.495
Compra de bienes y servicios	5.228.397
Bienes de consumo	255.707
Servicios no personales	4.972.690
Impuestos indirectos	1.894.646
GASTOS DE LA PROPIEDAD	4.650.000
Derechos sobre bienes intangibles	4.650.000
GASTOS DE CAPITAL	**11.693.706**
INVERSIÓN REAL DIRECTA	11.693.706
Formación bruta de capital fijo	5.439.300
Maquinaria, equipos y otros bienes muebles	5.419.300
Construcciones de bienes de dominio privado	20.000
Bienes intangibles	6.254.406
TOTAL GASTOS	**55.893.092**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125059	Consolidación de la plataforma operativa de la Fundación Conciencia TV en el marco de la TDA.	hora			8.760	26.720.832	16.188.109			42.908.941
					TOTAL	26.720.832	16.188.109			42.908.941

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.196.229	11.023.200			12.219.429
02	Gestión administrativa	764.722				764.722
	TOTAL	1.960.951	11.023.200			12.984.151

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**32**	**28**		**60**	**4.832.999**		**4.832.999**
Alto Nivel y de Dirección		1		1	187.200		187.200
Directivo	11	7		18	1.965.173		1.965.173
Profesional y Técnico	18	20		38	2.216.046		2.216.046
Personal Administrativo	3			3	464.580		464.580
TOTAL	**32**	**28**		**60**	**4.832.999**		**4.832.999**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	32.426.343
4.02	Materiales, suministros y mercancías	255.707
4.03	Servicios no personales	11.517.336
4.04	Activos reales	11.693.706
	TOTAL	**55.893.092**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**27.211.309**
INGRESOS CORRIENTES ORDINARIOS	27.211.309
TRANSFERENCIAS CORRIENTES	27.211.309
Transferencias corrientes del sector público	27.211.309
Transferencias corrientes internas recibidas del sector público	27.211.309
De la República	27.211.309
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	27.211.309
- Recursos Ordinarios	27.211.309
1.2 GASTOS CORRIENTES	**44.199.386**
GASTOS DE CONSUMO	39.549.386
Remuneraciones	32.426.343
Sueldos, salarios y otras retribuciones	10.421.428
Beneficios y complementos de sueldos y salarios	10.743.395
Aportes patronales	1.330.797
Prestaciones sociales y otras indemnizaciones	3.375.228
Asistencia socioeconómica	6.555.495
Compra de bienes y servicios	5.228.397
Bienes de consumo	255.707
Servicios no personales	4.972.690
Impuestos indirectos	1.894.646
GASTOS DE LA PROPIEDAD	4.650.000
Derechos sobre bienes intangibles	4.650.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(16.988.077)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(16.988.077)**
RECURSOS PROPIOS DE CAPITAL	(16.988.077)
Desahorro en cuenta corriente	(16.988.077)
2.2 GASTOS DE CAPITAL	**11.693.706**
INVERSIÓN REAL DIRECTA	11.693.706
Formación bruta de capital fijo	5.439.300
Maquinaria, equipos y otros bienes muebles	5.419.300
Construcciones de bienes de dominio privado	20.000
Bienes intangibles	6.254.406
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(28.681.783)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**28.681.783**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	28.681.783
Disminución de otros activos financieros	28.681.783
Disminución de disponibilidades	28.681.783
Disminución de bancos	28.681.783
3.2 APLICACIONES FINANCIERAS	**28.681.783**
DÉFICIT FINANCIERO	28.681.783

A0565

Universidad Politécnica Territorial de los Altos Mirandinos "Cecilio Acosta"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DE LOS ALTOS MIRANDINOS "CECILIO ACOSTA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial de Los Altos Mirandinos "Cecilio Acosta", actualmente atiende las demandas de formación de profesionales en el Estado Miranda, con la oferta de carreras en el área de Salud: Enfermería, Fisioterapia, Terapia Ocupacional y Entrenamiento Deportivo y en Educación: Educación Preescolar.

En las instalaciones se atienden varios programas de Misión Sucre, tales como: Programa Nacional en Enfermería, Medicina Integral Comunitaria, Informática, Administración, Actividad Física y Salud, entre otras carreras, las cuales se irán incorporando paulatinamente a las Universidades Territoriales.

La oferta de Postgrado está conformada por un Programa de Formación, a nivel de Especialización en Gestión del Talento Humano en las Organizaciones, ofertada a Técnicos Superiores Universitarios y Licenciados en Administración; 3 maestrías que se están desarrollando actualmente en Ingeniería en Informática, Dirección Científica y Sociología y Desarrollo Humano, teniendo previsto el inicio de las maestrías en Física, Matemática, Química y Biología. Se tiene prevista la incorporación de maestrías en Agroalimentaria, Turismo y Salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**205.988.266**
INGRESOS CORRIENTES ORDINARIOS	205.988.266
TRANSFERENCIAS CORRIENTES	204.988.266
Transferencias corrientes del sector público	204.988.266
Transferencias corrientes internas recibidas del sector público	204.988.266
De la República	204.988.266
OTROS INGRESOS	1.000.000
Otros ingresos ordinarios	1.000.000
FUENTES DE FINANCIAMIENTO	**20.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.000.000
Disminución de otros activos financieros	20.000.000
Disminución de disponibilidades	20.000.000
Disminución de caja	20.000.000
TOTAL RECURSOS	**225.988.266**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**219.472.886**
GASTOS DE CONSUMO	163.280.741
Remuneraciones	119.897.449
Sueldos, salarios y otras retribuciones	39.829.787
Beneficios y complementos de sueldos y salarios	43.750.868
Aportes patronales	10.444.434
Prestaciones sociales y otras indemnizaciones	6.963.356
Asistencia socioeconómica	18.909.004
Compra de bienes y servicios	38.037.006
Bienes de consumo	11.558.024
Servicios no personales	26.478.982
Impuestos indirectos	5.346.286
TRANSFERENCIAS Y DONACIONES CORRIENTES	56.192.145
Al sector privado	54.654.733
Transferencias corrientes al sector privado	54.184.733
Directas a personas	47.677.026
Pensiones y otros beneficios asociados	5.426.614
Jubilaciones y otros beneficios asociados	39.706.412
Otras transferencias directas a personas	2.544.000
A instituciones sin fines de lucro	6.507.707
Donaciones corrientes al sector privado	470.000
Donaciones a personas	470.000
Al sector público	1.537.412
Transferencias corrientes al sector público	1.537.412
A los entes descentralizados sin fines empresariales para sus gastos	1.537.412
GASTOS DE CAPITAL	**6.515.380**
INVERSIÓN REAL DIRECTA	6.515.380
Formación bruta de capital fijo	6.515.380
Maquinaria, equipos y otros bienes muebles	6.515.380
TOTAL GASTOS	**225.988.266**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124025	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			6.000		24.028.964			24.028.964
124037	Formación de estudiantes en carreras	matrícula			1.200		6.544.391			6.544.391
124120	Investigación, innovación y gestión del conocimiento	investigación			12		269.125			269.125
124129	Formación en post grado o estudios avanzados	matrícula			100		325.536			325.536
124206	Sistema de recursos para la formación e intercambio académico	usuario	4.800	3.200	8.000	722.000	3.584.928			4.306.928
124250	Sistema de Apoyo al Desarrollo Estudiantil	usuario	4.200	3.800	8.000	3.393.332	30.734.884			34.128.216
124256	Intercambio y Gestión del Conocimiento con la Sociedad	usuario	5.400	3.200	8.600		1.497.234			1.497.234
124301	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			48.567	5.064.446	10.951.728			16.016.174
124424	Territorialización y Municipalización de la Educación Universitaria	plan			42		229.160			229.160
					TOTAL	**9.179.778**	**78.165.950**			**87.345.728**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		75.206.843			75.206.843
02	Gestión administrativa	11.820.222	6.482.447			18.302.669
03	Previsión y protección social		45.133.026			45.133.026
	TOTAL	11.820.222	126.822.316			138.642.538

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**202**	**200**		**402**	**18.572.796**	**642.478**	**19.215.274**
Directivo		3		3	266.517		266.517
Profesional y Técnico	38	4		42	1.816.938		1.816.938
Personal Administrativo	18	19		37	627.831		627.831
Personal Docente	79	50		129	9.403.695	642.478	10.046.173
Obrero	67	124		191	6.457.815		6.457.815
Personal Fijo a Tiempo Parcial	**42**	**31**		**73**	**2.218.860**		**2.218.860**
Personal Administrativo	1			1	15.597		15.597
Personal Docente	41	31		72	2.203.263		2.203.263
Personal Contratado	**255**	**158**		**413**	**16.648.813**		**16.648.813**
Profesional y Técnico	62	22		84	3.774.884		3.774.884
Personal Administrativo	47	12		59	2.109.168		2.109.168
Personal Docente	137	86		223	9.236.525		9.236.525
Obrero	9	38		47	1.528.236		1.528.236
TOTAL	**499**	**389**		**888**	**37.440.469**	**642.478**	**38.082.947**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**213**	**164**	**377**	**39.706.412**
Empleados	75	23	98	9.312.213
Docentes	97	112	209	24.379.995
Obreros	41	29	70	6.014.204
Pensionados	**41**	**18**	**59**	**5.426.614**
Empleados	10	2	12	1.470.104
Docentes	29	13	42	3.298.312
Obreros	2	3	5	658.198
TOTAL	**254**	**182**	**436**	**45.133.026**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	119.897.449
4.02	Materiales, suministros y mercancías	11.558.024
4.03	Servicios no personales	31.825.268
4.04	Activos reales	6.515.380
4.07	Transferencias y donaciones	56.192.145
	TOTAL	**225.988.266**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**205.988.266**
INGRESOS CORRIENTES ORDINARIOS	205.988.266
TRANSFERENCIAS CORRIENTES	204.988.266
Transferencias corrientes del sector público	204.988.266
Transferencias corrientes internas recibidas del sector público	204.988.266
De la República	204.988.266
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	204.988.266
- Recursos Ordinarios	204.988.266
OTROS INGRESOS	1.000.000
Otros ingresos ordinarios	1.000.000
1.2 GASTOS CORRIENTES	**219.472.886**
GASTOS DE CONSUMO	163.280.741
Remuneraciones	119.897.449
Sueldos, salarios y otras retribuciones	39.829.787
Beneficios y complementos de sueldos y salarios	43.750.868
Aportes patronales	10.444.434
Prestaciones sociales y otras indemnizaciones	6.963.356
Asistencia socioeconómica	18.909.004
Compra de bienes y servicios	38.037.006
Bienes de consumo	11.558.024
Servicios no personales	26.478.982
Impuestos indirectos	5.346.286
TRANSFERENCIAS Y DONACIONES CORRIENTES	56.192.145
Al sector privado	54.654.733
Transferencias corrientes al sector privado	54.184.733
Directas a personas	47.677.026
Pensiones y otros beneficios asociados	5.426.614
Jubilaciones y otros beneficios asociados	39.706.412
Otras transferencias directas a personas	2.544.000

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	6.507.707
Donaciones corrientes al sector privado	470.000
Donaciones a personas	470.000
Al sector público	1.537.412
Transferencias corrientes al sector público	1.537.412
A los entes descentralizados sin fines empresariales para sus gastos	1.537.412
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(13.484.620)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(13.484.620)**
RECURSOS PROPIOS DE CAPITAL	(13.484.620)
Desahorro en cuenta corriente	(13.484.620)
2.2 GASTOS DE CAPITAL	**6.515.380**
INVERSIÓN REAL DIRECTA	6.515.380
Formación bruta de capital fijo	6.515.380
Maquinaria, equipos y otros bienes muebles	6.515.380
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(20.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**20.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.000.000
Disminución de otros activos financieros	20.000.000
Disminución de disponibilidades	20.000.000
Disminución de caja	20.000.000
3.2 APLICACIONES FINANCIERAS	**20.000.000**
DÉFICIT FINANCIERO	20.000.000

A0660

Instituto Postal Telegráfico de Venezuela (IPOSTEL)

INSTITUTO POSTAL TELEGRÁFICO DE VENEZUELA (IPOSTEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Su misión está enmarcada en satisfacer con excelencia las necesidades de servicios, en comunicaciones postales y telegráficas de nuestros clientes. Mientras, que su visión se enfoca en ser una organización que atienda con orgullo, calidad y satisfacción a todos los clientes, con una red accesible al uso de servicios postales y telegráficos, conformándonos en un equipo indetenible hacia la excelencia. Como actividad principal, el Instituto Postal realiza la recepción, transporte y entrega a nivel nacional e internacional de correspondencia y encomiendas, así como el préstamo de servicios integrales de telegrafía, comunicación electrónica y servicios postales y filatélicos, todo ello garantizando, por principio, el fin social que le compete de ser una alternativa de comunicación accesible y económica para todos los venezolanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.204.358.567**
INGRESOS CORRIENTES ORDINARIOS	2.204.358.567
TRANSFERENCIAS CORRIENTES	706.450.178
Transferencias corrientes del sector público	706.450.178
Transferencias corrientes internas recibidas del sector público	706.450.178
De la República	706.450.178
OTROS INGRESOS	1.497.908.389
Otros ingresos ordinarios	1.497.908.389
INGRESOS DE CAPITAL	**9.249.525**
RECURSOS PROPIOS DE CAPITAL	9.249.525
Incremento de la depreciación y amortización acumuladas	9.249.525
FUENTES DE FINANCIAMIENTO	**728.392.792**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	728.392.792
Disminución de otros activos financieros	728.392.792
Disminución de disponibilidades	728.392.792
Disminución de caja	728.392.792
TOTAL RECURSOS	**2.942.000.884**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.628.590.437**
GASTOS DE CONSUMO	2.328.653.585
Remuneraciones	1.967.347.727
Sueldos, salarios y otras retribuciones	1.027.251.798
Beneficios y complementos de sueldos y salarios	209.856.376
Aportes patronales	116.791.127
Prestaciones sociales y otras indemnizaciones	294.818.914
Asistencia socioeconómica	317.393.049
Otros gastos de personal	1.236.463
Compra de bienes y servicios	309.927.106
Bienes de consumo	198.582.372
Servicios no personales	111.344.734
Impuestos indirectos	42.129.227
Depreciación y amortización	9.249.525
GASTOS DE LA PROPIEDAD	991.664
Derechos sobre bienes intangibles	991.664
TRANSFERENCIAS Y DONACIONES CORRIENTES	292.184.183
Al sector privado	290.484.470
Transferencias corrientes al sector privado	290.284.470
Directas a personas	289.877.670
Pensiones y otros beneficios asociados	41.945.385
Jubilaciones y otros beneficios asociados	247.932.285
Otras transferencias corrientes internas al sector privado	406.800
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
Al sector externo	1.699.713
Transferencias corrientes al exterior	1.699.713
A organismos internacionales	1.699.713
OTROS GASTOS CORRIENTES	6.761.005
Obligaciones del ejercicio vigente	2.436.718
Indemnizaciones diversas	2.436.718

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Otros gastos corrientes	4.324.287
Bienes y servicios para la venta	4.324.287
GASTOS DE CAPITAL	**49.218.277**
INVERSIÓN REAL DIRECTA	49.218.277
Formación bruta de capital fijo	48.774.277
Maquinaria, equipos y otros bienes muebles	38.254.277
Construcciones de bienes de dominio privado	10.520.000
Bienes intangibles	444.000
APLICACIONES FINANCIERAS	**264.192.170**
DISMINUCIÓN DE PASIVOS	264.192.170
Disminución de cuentas y efectos por pagar	209.024.167
Disminución de cuentas y efectos por pagar a corto plazo	177.497.551
Disminución de aportes patronales y retenciones laborales por pagar	177.497.551
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	85.604.878
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	52.389.813
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	25.555.233
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	13.606.957
Disminución de otras retenciones laborales por pagar	340.670
Disminución de cuentas y efectos por pagar a mediano y largo plazo	31.526.616
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	31.526.616
Disminución de otros pasivos	55.168.003
Disminución de provisiones y reservas técnicas	10.242.052
Disminución de provisiones	10.242.052
Disminución de provisiones para despidos	10.242.052
Disminución de otros pasivos a mediano y largo plazo	42.957.000
Disminución de obligaciones de ejercicios anteriores	1.968.951
TOTAL GASTOS	**2.942.000.884**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125129	Fortalecer las operaciones del servicio postal a nivel nacional, mediante la modernización, automatización y mantenimiento de la Infraestructura Postal Telegráfica.	oficina			42	57.415.606				57.415.606
125146	Supervisión y control de los Operadores Privados en la prestación de los servicios postales en el ámbito nacional a fin de garantizar a la población el libre acceso de bienes y servicios.	inspección			28	282.284				282.284
125150	Diversificación de los Servicios Postales expandiendo la capacidad de prestación de servicios de calidad con tarifas asequibles en todo el territorio nacional	pieza			40.432.370	111.236.718				111.236.718
					TOTAL	168.934.608				168.934.608

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.352.245.891	615.097.651			1.967.343.542
02	Gestión administrativa	515.340.142				515.340.142
03	Previsión y protección social	198.931.943	91.352.527			290.284.470
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	98.122				98.122
	TOTAL	**2.066.616.098**	**706.450.178**			**2.773.066.276**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.906**	**4.448**		**6.354**	**444.476.112**	**270.584.075**	**715.060.187**
Alto Nivel y de Dirección		1		1	1.145.048		1.145.048
Directivo	52	52		104	6.406.912	2.081.906	8.488.818
Profesional y Técnico	348	688		1.036	73.607.040	51.834.650	125.441.690
Personal Administrativo	815	840		1.655	117.700.488	66.555.619	184.256.107
Obrero	691	2.867		3.558	245.616.624	150.111.900	395.728.524
Personal Fijo a Tiempo Parcial	**1**	**2**		**3**	**1.286**		**1.286**
Personal Médico	1	2		3	1.286		1.286
Personal Contratado	**24**	**121**		**145**	**7.605.540**		**7.605.540**
Personal Administrativo	17	64		81	4.248.612		4.248.612
Obrero	7	57		64	3.356.928		3.356.928
TOTAL	**1.931**	**4.571**		**6.502**	**452.082.938**	**270.584.075**	**722.667.013**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1.198**	**1.506**	**2.704**	**247.932.285**
Empleados	941	620	1.561	143.337.281
Obreros	257	886	1.143	104.595.004
Pensionados	**184**	**70**	**254**	**41.945.385**
Empleados	87	22	109	18.021.924
Obreros	97	48	145	23.923.461
TOTAL	**1.382**	**1.576**	**2.958**	**289.877.670**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.967.347.727
4.02	Materiales, suministros y mercancías	202.906.659
4.03	Servicios no personales	154.465.625
4.04	Activos reales	49.218.277
4.07	Transferencias y donaciones	292.184.183
4.08	Otros gastos	11.686.243
4.11	Disminución de pasivos	264.192.170
	TOTAL	**2.942.000.884**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.204.358.567**
INGRESOS CORRIENTES ORDINARIOS	2.204.358.567
TRANSFERENCIAS CORRIENTES	706.450.178
Transferencias corrientes del sector público	706.450.178
Transferencias corrientes internas recibidas del sector público	706.450.178
De la República	706.450.178
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	706.450.178
- Recursos Ordinarios	706.450.178
OTROS INGRESOS	1.497.908.389
Otros ingresos ordinarios	1.497.908.389
1.2 GASTOS CORRIENTES	**2.628.590.437**
GASTOS DE CONSUMO	2.328.653.585
Remuneraciones	1.967.347.727
Sueldos, salarios y otras retribuciones	1.027.251.798
Beneficios y complementos de sueldos y salarios	209.856.376
Aportes patronales	116.791.127
Prestaciones sociales y otras indemnizaciones	294.818.914
Asistencia socioeconómica	317.393.049
Otros gastos de personal	1.236.463
Compra de bienes y servicios	309.927.106
Bienes de consumo	198.582.372
Servicios no personales	111.344.734
Impuestos indirectos	42.129.227
Depreciación y amortización	9.249.525
GASTOS DE LA PROPIEDAD	991.664
Derechos sobre bienes intangibles	991.664
TRANSFERENCIAS Y DONACIONES CORRIENTES	292.184.183
Al sector privado	290.484.470
Transferencias corrientes al sector privado	290.284.470

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Directas a personas	289.877.670
Pensiones y otros beneficios asociados	41.945.385
Jubilaciones y otros beneficios asociados	247.932.285
Otras transferencias corrientes internas al sector privado	406.800
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
Al sector externo	1.699.713
Transferencias corrientes al exterior	1.699.713
A organismos internacionales	1.699.713
OTROS GASTOS CORRIENTES	6.761.005
Obligaciones del ejercicio vigente	2.436.718
Indemnizaciones diversas	2.436.718
Otros gastos corrientes	4.324.287
Bienes y servicios para la venta	4.324.287
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(424.231.870)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(414.982.345)**
RECURSOS PROPIOS DE CAPITAL	(414.982.345)
Desahorro en cuenta corriente	(424.231.870)
Incremento de la depreciación y amortización acumuladas	9.249.525
2.2 GASTOS DE CAPITAL	**49.218.277**
INVERSIÓN REAL DIRECTA	49.218.277
Formación bruta de capital fijo	48.774.277
Maquinaria, equipos y otros bienes muebles	38.254.277
Construcciones de bienes de dominio privado	10.520.000
Bienes intangibles	444.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(464.200.622)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**728.392.792**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	728.392.792
Disminución de otros activos financieros	728.392.792
Disminución de disponibilidades	728.392.792
Disminución de caja	728.392.792
3.2 APLICACIONES FINANCIERAS	**728.392.792**
DISMINUCIÓN DE PASIVOS	264.192.170
Disminución de cuentas y efectos por pagar	209.024.167
Disminución de cuentas y efectos por pagar a corto plazo	177.497.551
Disminución de aportes patronales y retenciones laborales por pagar	177.497.551
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (Ivss)	85.604.878
Disminución de aportes patronales y retenciones laborales por pagar al Fondo de Jubilaciones	52.389.813
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (Faov)	25.555.233
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	13.606.957
Disminución de otras retenciones laborales por pagar	340.670
Disminución de cuentas y efectos por pagar a mediano y largo plazo	31.526.616
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	31.526.616
Disminución de otros pasivos	55.168.003
Disminución de provisiones y reservas técnicas	10.242.052
Disminución de provisiones	10.242.052
Disminución de provisiones para despidos	10.242.052
Disminución de otros pasivos a mediano y largo plazo	42.957.000
Disminución de obligaciones de ejercicios anteriores	1.968.951
DÉFICIT FINANCIERO	464.200.622

A0912

Universidad Nacional Experimental Marítima del Caribe (UNEMC)

UNIVERSIDAD NACIONAL EXPERIMENTAL MARÍTIMA DEL CARIBE (UNEMC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Marítima del Caribe para el año 2015, sigue los lineamientos establecidos por el Gobierno Nacional para el desarrollo de la Educación Universitaria, atendiendo a las directrices emanadas de la Oficina Nacional de Presupuesto, la Oficina de Planificación del Sector Universitario y del Consejo Nacional de Universidades.

Enfocados en la misión de producir y difundir conocimientos humanísticos, científicos y tecnológicos; así como la formación del hombre nuevo del siglo XXI, creativos, productivos, con una conciencia social colectiva, críticos, solidarios y sensibles a los problemas del entorno, con corresponsabilidad moral, mediante el uso de innovadores procesos académicos y las nuevas tecnologías de la información y la comunicación, con el propósito de crear una sociedad pluralista más justa y más democrática, donde se promueven los derechos humanos, el desarrollo sostenible y el mejoramiento de los niveles sociales y culturales. Dar respuestas oportunas, pertinentes y de calidad a nuestros demandantes de servicios haciendo uso del acervo marítimo acumulado y la sinergia de nuestra gente con las comunidades.

En concordancia con la visión estratégica del Gobierno Nacional, la Universidad mantiene su visión integracionista de los estados, países y territorios de la Cuenca del Caribe, en relación con la educación, turismo, transporte marítimo, conservación ambiental y la cultura caribeña. Este desarrollo regional demanda profesionales capaces de gestionar y operar los procesos integracionistas y los proyectos y programas multinacionales, así como suplir la demanda de recursos humanos fundamentales para el desarrollo integral de nuestra Nación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**108.542.589**
INGRESOS CORRIENTES ORDINARIOS	108.542.589
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	600.000
Venta de otros bienes y servicios	600.000
TRANSFERENCIAS CORRIENTES	107.942.589
Transferencias corrientes del sector público	107.942.589
Transferencias corrientes internas recibidas del sector público	107.942.589
De la República	107.942.589
TOTAL RECURSOS	**108.542.589**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**106.848.479**
GASTOS DE CONSUMO	98.407.505
Remuneraciones	79.798.839
Sueldos, salarios y otras retribuciones	31.722.180
Beneficios y complementos de sueldos y salarios	20.746.779
Aportes patronales	4.717.938
Prestaciones sociales y otras indemnizaciones	8.897.704
Asistencia socioeconómica	13.714.238
Compra de bienes y servicios	17.681.414
Bienes de consumo	2.499.500
Servicios no personales	15.181.914
Impuestos indirectos	927.252
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.440.974
Al sector privado	7.631.405
Transferencias corrientes al sector privado	7.631.405
Directas a personas	7.631.405
Pensiones y otros beneficios asociados	69.799
Jubilaciones y otros beneficios asociados	2.953.606
Otras transferencias directas a personas	4.608.000
Al sector público	809.569
Transferencias corrientes al sector público	809.569
A los entes descentralizados sin fines empresariales para sus gastos	809.569
GASTOS DE CAPITAL	**1.694.110**
INVERSIÓN REAL DIRECTA	1.694.110
Formación bruta de capital fijo	1.694.110
Maquinaria, equipos y otros bienes muebles	1.694.110
TOTAL GASTOS	**108.542.589**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123932	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			800		2.843.849			2.843.849
123971	Formación de estudiantes en carreras	matrícula			6.643		30.332.991			30.332.991
123977	Formación en postgrado o estudios avanzados	matrícula			471		3.725.218			3.725.218
124002	Sistema de recursos para la formación e intercambio académico	usuario	76.500	76.500	153.000		4.505.451			4.505.451
124003	Investigación, Innovación y Gestión del Conocimiento	investigación			30		1.157.824			1.157.824
124017	Sistema de apoyo al Desarrollo Estudiantil	estudiante	73.945	73.946	147.891		16.482.710			16.482.710
124132	Territorialización y Municipalización de la Educación Universitaria	plan			1		5.000			5.000
124169	Intercambio y Gestión del Conocimiento con la Sociedad	persona	1.000	1.000	2.000		3.847.995			3.847.995
124180	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			63.794		8.751.959			8.751.959
					TOTAL		**71.652.997**			**71.652.997**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		29.316.982			29.316.982
02	Gestión administrativa	600.000	3.949.205			4.549.205
03	Previsión y protección social		3.023.405			3.023.405
	TOTAL	**600.000**	**36.289.592**			**36.889.592**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**99**	**116**	**36**	**251**	**15.061.216**		**15.061.216**
Alto Nivel y de Dirección		1		1	122.380		122.380
Directivo	19	16	11	46	2.881.140		2.881.140
Profesional y Técnico	48	14	3	65	3.050.190		3.050.190
Personal Administrativo	10	5	2	17	1.319.500		1.319.500
Personal Docente	19	37	18	74	5.810.716		5.810.716
Obrero	3	43	2	48	1.877.290		1.877.290
Personal Contratado	**182**	**201**		**383**	**15.655.620**		**15.655.620**
Profesional y Técnico	35	14		49	2.513.090		2.513.090
Personal Administrativo	29	7		36	1.309.860		1.309.860
Personal Docente	110	141		251	10.150.930		10.150.930
Obrero	8	39		47	1.681.740		1.681.740
TOTAL	**281**	**317**	**36**	**634**	**30.716.836**		**30.716.836**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**8**	**10**	**18**	**2.953.606**
Empleados	8		8	1.595.916
Docentes		8	8	1.100.662
Obreros		2	2	257.028
Pensionados		**1**	**1**	**69.799**
Obreros		1	1	69.799
TOTAL	**8**	**11**	**19**	**3.023.405**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	79.798.839
4.02	Materiales, suministros y mercancías	2.499.500
4.03	Servicios no personales	16.109.166
4.04	Activos reales	1.694.110
4.07	Transferencias y donaciones	8.440.974
	TOTAL	**108.542.589**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**108.542.589**
INGRESOS CORRIENTES ORDINARIOS	108.542.589
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	600.000
Venta de otros bienes y servicios	600.000
TRANSFERENCIAS CORRIENTES	107.942.589
Transferencias corrientes del sector público	107.942.589
Transferencias corrientes internas recibidas del sector público	107.942.589
De la República	107.942.589
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	107.942.589
-Recursos Ordinarios	107.942.589
1.2 GASTOS CORRIENTES	**106.848.479**
GASTOS DE CONSUMO	98.407.505
Remuneraciones	79.798.839
Sueldos, salarios y otras retribuciones	31.722.180
Beneficios y complementos de sueldos y salarios	20.746.779
Aportes patronales	4.717.938
Prestaciones sociales y otras indemnizaciones	8.897.704
Asistencia socioeconómica	13.714.238
Compra de bienes y servicios	17.681.414
Bienes de consumo	2.499.500
Servicios no personales	15.181.914
Impuestos indirectos	927.252
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.440.974
Al sector privado	7.631.405
Transferencias corrientes al sector privado	7.631.405
Directas a personas	7.631.405
Pensiones y otros beneficios asociados	69.799

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	2.953.606
Otras transferencias directas a personas	4.608.000
Al sector público	809.569
Transferencias corrientes al sector público	809.569
A los entes descentralizados sin fines empresariales para sus gastos	809.569
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.694.110**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.694.110**
RECURSOS PROPIOS DE CAPITAL	1.694.110
Ahorro en cuenta corriente	1.694.110
2.2 GASTOS DE CAPITAL	**1.694.110**
INVERSIÓN REAL DIRECTA	1.694.110
Formación bruta de capital fijo	1.694.110
Maquinaria, equipos y otros bienes muebles	1.694.110
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0925

Instituto Universitario de Tecnología del Estado Bolívar

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BOLÍVAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario de Tecnología del Estado Bolívar, es considerada una casa de estudios de excelencia académica que enmarcada en las políticas del Estado Venezolano y centrada en el bienestar del hombre, forma las generaciones de profesionales garantizando altos niveles de desempeño de la Docencia, Investigación y Extensión, con acciones vinculantes del sector productivo de desarrollo internacional, nacional, regional, local y comunal.

Dentro de las políticas educativas, el Instituto desarrolla planes de inserción universitaria, ya que se llevan a cabo con los estudiantes, proyectos comunitarios que benefician y brindan a la comunidad conocimiento técnico y científico, necesario para el crecimiento y divulgación universitaria, permitiéndole a los futuros profesionales enfrentarse con problemáticas del entorno y hacer de ellos análisis críticos para brindar la mejor de las soluciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**89.949.495**
INGRESOS CORRIENTES ORDINARIOS	89.949.495
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.000
Venta de otros bienes y servicios	3.000
INGRESOS DE LA PROPIEDAD	27.000
Intereses	3.000
Intereses internos	3.000
Intereses por depósitos	3.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	24.000
Alquileres	24.000
TRANSFERENCIAS CORRIENTES	89.919.495
Transferencias corrientes del sector público	89.919.495
Transferencias corrientes internas recibidas del sector público	89.919.495
De la República	89.919.495

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
FUENTES DE FINANCIAMIENTO	**5.376.865**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.376.865
Disminución de otros activos financieros	5.376.865
Disminución de disponibilidades	5.376.865
Disminución de bancos	5.376.865
TOTAL RECURSOS	**95.326.360**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**91.972.919**
GASTOS DE CONSUMO	82.125.788
Remuneraciones	62.630.532
Sueldos, salarios y otras retribuciones	26.102.396
Beneficios y complementos de sueldos y salarios	17.953.851
Aportes patronales	7.038.887
Prestaciones sociales y otras indemnizaciones	2.458.305
Asistencia socioeconómica	9.077.093
Compra de bienes y servicios	18.023.672
Bienes de consumo	2.923.168
Servicios no personales	15.100.504
Impuestos indirectos	1.471.584
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.225.915
Al sector privado	8.550.979
Transferencias corrientes al sector privado	8.550.979
Directas a personas	8.098.026
Pensiones y otros beneficios asociados	432.456
Jubilaciones y otros beneficios asociados	243.078
Otras transferencias directas a personas	7.422.492
A instituciones sin fines de lucro	452.953
Al sector público	674.936
Transferencias corrientes al sector público	674.936
A los entes descentralizados sin fines empresariales para sus gastos	674.936
OTROS GASTOS CORRIENTES	621.216
Otros gastos corrientes	621.216
Otras perdidas	621.216

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**2.986.898**
INVERSIÓN REAL DIRECTA	2.986.898
Formación bruta de capital fijo	2.922.340
Maquinaria, equipos y otros bienes muebles	2.922.340
Bienes intangibles	64.558
APLICACIONES FINANCIERAS	**366.543**
DISMINUCIÓN DE PASIVOS	366.543
Disminución de cuentas y efectos por pagar	366.543
Disminución de cuentas y efectos por pagar a corto plazo	366.543
Disminución de sueldos, salarios y otras remuneraciones por pagar	77.811
Disminución de aportes patronales y retenciones laborales por pagar	6.055
Disminución de otros aportes patronales por pagar	6.055
Disminución cuentas por pagar a proveedores a corto plazo	282.677
TOTAL GASTOS	**95.326.360**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124039	Formación de estudiantes en los Programas Nacionales de Formación PNF	matrícula			4.150	4.600	36.239.852			36.244.452
124122	Formación de estudiantes en carreras	matrícula			42		70.482			70.482
124138	Formación en post grado o estudios avanzados	matrícula			100	61.334	88.665			149.999
124178	Investigación, innovación y gestión del conocimiento	investigación			100	21.924	37.348			59.272
124191	Sistema de recursos para la formación e intercambio académico	usuario	2.020	2.610	4.630	2.923.290	226.740			3.150.030
124226	Desarrollo y Mantenimiento de la Infraestructura Física	metro cuadrado			5.476	237.864	15.592.124			15.829.988
124230	Intercambio y gestión del conocimiento con la sociedad	usuario	1.693	2.539	4.232	58.575	583.357			641.932
124262	Territorialización y Municipalización de la Educación Universitaria	plan			5	6.716	32.100			38.816
124309	Sistema de apoyo al desarrollo estudiantil	estudiante	1.693	2.507	4.200	820.761	16.685.277			17.506.038
					TOTAL	4.135.064	69.555.945			73.691.009

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		18.618.093			18.618.093
02	Gestión administrativa	1.271.801	1.022.014			2.293.815
03	Previsión y protección social		723.443			723.443
	TOTAL	**1.271.801**	**20.363.550**			**21.635.351**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**106**	**93**		**199**	**16.604.148**	**106.446**	**16.710.594**
Directivo	1			1	122.136	29.008	151.144
Profesional y Técnico	17	8		25	1.406.784		1.406.784
Personal Docente	74	67		141	13.644.564	77.438	13.722.002
Obrero	14	18		32	1.430.664		1.430.664
Personal Contratado	**81**	**70**		**151**	**8.971.776**		**8.971.776**
Profesional y Técnico	55	25		80	4.504.992		4.504.992
Personal Docente	19	34		53	3.692.280		3.692.280
Obrero	7	11		18	774.504		774.504
TOTAL	**187**	**163**		**350**	**25.575.924**	**106.446**	**25.682.370**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**		**1**	**243.078**
Docentes	1		1	243.078
Pensionados	**1**	**2**	**3**	**432.456**
Empleados	1	1	2	328.593
Obreros		1	1	103.863
TOTAL	**2**	**2**	**4**	**675.534**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	62.630.532
4.02	Materiales, suministros y mercancías	2.923.168
4.03	Servicios no personales	16.572.088
4.04	Activos reales	2.986.898
4.07	Transferencias y donaciones	9.225.915
4.08	Otros gastos	621.216
4.11	Disminución de pasivos	366.543
	TOTAL	**95.326.360**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**89.949.495**
INGRESOS CORRIENTES ORDINARIOS	89.949.495
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.000
Venta de otros bienes y servicios	3.000
INGRESOS DE LA PROPIEDAD	27.000
Intereses	3.000
Intereses internos	3.000
Intereses por depósitos	3.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	24.000
Alquileres	24.000
TRANSFERENCIAS CORRIENTES	89.919.495
Transferencias corrientes del sector público	89.919.495
Transferencias corrientes internas recibidas del sector público	89.919.495
De la República	89.919.495
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	89.919.495
Recursos Ordinarios	89.919.495
1.2 GASTOS CORRIENTES	**91.972.919**
GASTOS DE CONSUMO	82.125.788
Remuneraciones	62.630.532
Sueldos, salarios y otras retribuciones	26.102.396
Beneficios y complementos de sueldos y salarios	17.953.851
Aportes patronales	7.038.887
Prestaciones sociales y otras indemnizaciones	2.458.305
Asistencia socioeconómica	9.077.093
Compra de bienes y servicios	18.023.672
Bienes de consumo	2.923.168
Servicios no personales	15.100.504
Impuestos indirectos	1.471.584

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.225.915
Al sector privado	8.550.979
Transferencias corrientes al sector privado	8.550.979
Directas a personas	8.098.026
Pensiones y otros beneficios asociados	432.456
Jubilaciones y otros beneficios asociados	243.078
Otras transferencias directas a personas	7.422.492
A instituciones sin fines de lucro	452.953
Al sector público	674.936
Transferencias corrientes al sector público	674.936
A los entes descentralizados sin fines empresariales para sus gastos	674.936
OTROS GASTOS CORRIENTES	621.216
Otros gastos corrientes	621.216
Otras perdidas	621.216
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.023.424)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.023.424)**
RECURSOS PROPIOS DE CAPITAL	(2.023.424)
Desahorro en cuenta corriente	(2.023.424)
2.2 GASTOS DE CAPITAL	**2.986.898**
INVERSIÓN REAL DIRECTA	2.986.898
Formación bruta de capital fijo	2.922.340
Maquinaria, equipos y otros bienes muebles	2.922.340
Bienes intangibles	64.558
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(5.010.322)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.376.865**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.376.865
Disminución de otros activos financieros	5.376.865
Disminución de disponibilidades	5.376.865
Disminución de bancos	5.376.865
3.2 APLICACIONES FINANCIERAS	**5.376.865**
DISMINUCIÓN DE PASIVOS	366.543
Disminución de cuentas y efectos por pagar	366.543
Disminución de cuentas y efectos por pagar a corto plazo	366.543
Disminución de sueldos, salarios y otras remuneraciones por pagar	77.811
Disminución de aportes patronales y retenciones laborales por pagar	6.055
Disminución de otros aportes patronales por pagar	6.055
Disminución cuentas por pagar a proveedores a corto plazo	282.677
DÉFICIT FINANCIERO	5.010.322

A0929

Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)

FONDO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (FONACIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

EL FONACIT, tiene como Misión, financiar la ejecución de planes, programas y proyectos definidos por el Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología, que fomenten el conocimiento científico, tecnológico e innovador, que contribuya al desarrollo social del país; vale decir, "Financiar la capacidad científica, tecnológica y de innovación para el desarrollo", a los efectos de constituirse en una institución líder reconocida nacional e internacionalmente, impulsando el desarrollo tecnológico integral y la construcción de redes para contribuir al bienestar de la sociedad venezolana.

El presupuesto de gasto del FONACIT se orienta al fortalecimiento de un nuevo modelo productivo endógeno a través del apoyo a redes científicas nacionales, regionales e internacionales, así como la formación del talento humano en el área de la ciencia, la tecnología y la innovación, de acuerdo a las prioridades del país, apegados a los siguientes criterios:

- Financiar la actividad científica, tecnológica y de innovación hacia el aprovechamiento efectivo de las potencialidades y capacidades nacionales para el desarrollo sustentable y la satisfacción de las necesidades sociales.

- Administrar, recaudar, controlar, verificar y determinar cuantitativa y cualitativa los aportes para la ciencia, tecnología, innovación y sus aplicaciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**6.097.472.862**
INGRESOS CORRIENTES ORDINARIOS	6.097.472.862
TRANSFERENCIAS CORRIENTES	6.097.472.862
Transferencias corrientes internas recibidas del sector privado	6.000.000.000
De empresas privadas	6.000.000.000
Transferencias corrientes del sector público	97.472.862
Transferencias corrientes internas recibidas del sector público	97.472.862
De la República	97.472.862
FUENTES DE FINANCIAMIENTO	**242.688.315**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	242.688.315
Disminución de otros activos financieros	242.688.315
Disminución de disponibilidades	242.688.315
Disminución de bancos	242.688.315
TOTAL RECURSOS	**6.340.161.177**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**6.321.044.627**
GASTOS DE CONSUMO	253.170.044
Remuneraciones	208.562.744
Sueldos, salarios y otras retribuciones	39.486.742
Beneficios y complementos de sueldos y salarios	63.385.751
Aportes patronales	8.168.300
Prestaciones sociales y otras indemnizaciones	18.226.554
Asistencia socioeconómica	79.295.397
Compra de bienes y servicios	38.633.207
Bienes de consumo	12.893.452
Servicios no personales	25.739.755
Impuestos indirectos	5.974.093
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.067.874.583
Al sector privado	1.172.280.028
Transferencias corrientes al sector privado	1.171.980.028
Directas a personas	67.574.583
Pensiones y otros beneficios asociados	13.485.142
Jubilaciones y otros beneficios asociados	54.089.441
Otras transferencias corrientes internas al sector privado	846.845.745
Transferencias corrientes a consejos comunales	257.559.700
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
Al sector público	4.895.594.555
Transferencias corrientes al sector público	4.895.594.555
A los entes descentralizados sin fines empresariales para sus gastos	1.861.627.518
A entes descentralizados con fines empresariales no petroleros	3.033.967.037

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**17.239.400**
INVERSIÓN REAL DIRECTA	17.239.400
Formación bruta de capital fijo	17.239.400
Maquinaria, equipos y otros bienes muebles	17.239.400
APLICACIONES FINANCIERAS	**1.877.150**
DISMINUCIÓN DE PASIVOS	1.877.150
Disminución de otros pasivos	1.877.150
Disminución de obligaciones de ejercicios anteriores	1.877.150
TOTAL GASTOS	**6.340.161.177**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124906	Financiamientos de proyectos orientados hacia el aprovechamiento de las potencialidades y capacidades nacionales.	financiamiento			971	62.130.447	31.669.848		6.000.000.000	6.093.800.295
					TOTAL	**62.130.447**	**31.669.848**		**6.000.000.000**	**6.093.800.295**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	78.057.376	42.105.073			120.162.449
02	Gestión administrativa	58.623.850				58.623.850
03	Previsión y protección social	43.876.642	23.697.941			67.574.583
	TOTAL	**180.557.868**	**65.803.014**			**246.360.882**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**172**	**156**	**2**	**330**	**23.006.578**	**1.451.649**	**24.458.227**
Alto Nivel y de Dirección		1		1	95.655		95.655
Profesional y Técnico	120	77		197	14.571.294	436.099	15.007.393
Personal Administrativo	37	27		64	4.733.822	145.366	4.879.188
Obrero	15	51	2	68	3.605.807	870.184	4.475.991
Personal Contratado	**23**	**17**		**40**	**4.790.000**		**4.790.000**
Profesional y Técnico	12	7		19	2.200.538		2.200.538
Personal Administrativo	7	3		10	1.133.538		1.133.538
Personal Médico		1		1	675.924		675.924
Obrero	4	6		10	780.000		780.000
TOTAL	**195**	**173**	**2**	**370**	**27.796.578**	**1.451.649**	**29.248.227**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**204**	**93**	**297**	**54.089.441**
Alto Nivel y de Dirección	40	17	57	13.409.488
Empleados	119	55	174	30.465.585
Obreros	45	21	66	10.214.368
Pensionados	**48**	**28**	**76**	**13.485.142**
Alto Nivel y de Dirección	5	6	11	2.375.829
Empleados	30	11	41	7.022.076
Obreros	13	11	24	4.087.237
TOTAL	**252**	**121**	**373**	**67.574.583**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	208.562.744
4.02	Materiales, suministros y mercancías	12.893.452
4.03	Servicios no personales	31.713.848
4.04	Activos reales	17.239.400
4.07	Transferencias y donaciones	6.067.874.583
4.11	Disminución de pasivos	1.877.150
	TOTAL	**6.340.161.177**

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.097.472.862**
INGRESOS CORRIENTES ORDINARIOS	6.097.472.862
TRANSFERENCIAS CORRIENTES	6.097.472.862
Transferencias corrientes internas recibidas del sector privado	6.000.000.000
De empresas privadas	6.000.000.000
Transferencias corrientes del sector público	97.472.862
Transferencias corrientes internas recibidas del sector público	97.472.862
De la República	97.472.862
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	97.472.862
-Recursos Ordinarios	97.472.862
1.2 GASTOS CORRIENTES	**6.321.044.627**
GASTOS DE CONSUMO	253.170.044
Remuneraciones	208.562.744
Sueldos, salarios y otras retribuciones	39.486.742
Beneficios y complementos de sueldos y salarios	63.385.751
Aportes patronales	8.168.300
Prestaciones sociales y otras indemnizaciones	18.226.554
Asistencia socioeconómica	79.295.397
Compra de bienes y servicios	38.633.207
Bienes de consumo	12.893.452
Servicios no personales	25.739.755
Impuestos indirectos	5.974.093
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.067.874.583
Al sector privado	1.172.280.028
Transferencias corrientes al sector privado	1.171.980.028
Directas a personas	67.574.583
Pensiones y otros beneficios asociados	13.485.142
Jubilaciones y otros beneficios asociados	54.089.441
Otras transferencias corrientes internas al sector privado	846.845.745

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes a consejos comunales	257.559.700
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
Al sector público	4.895.594.555
Transferencias corrientes al sector público	4.895.594.555
A los entes descentralizados sin fines empresariales para sus gastos	1.861.627.518
A entes descentralizados con fines empresariales no petroleros	3.033.967.037
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(223.571.765)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(223.571.765)**
RECURSOS PROPIOS DE CAPITAL	(223.571.765)
Desahorro en cuenta corriente	(223.571.765)
2.2 GASTOS DE CAPITAL	**17.239.400**
INVERSIÓN REAL DIRECTA	17.239.400
Formación bruta de capital fijo	17.239.400
Maquinaria, equipos y otros bienes muebles	17.239.400
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(240.811.165)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**242.688.315**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	242.688.315
Disminución de otros activos financieros	242.688.315
Disminución de disponibilidades	242.688.315
Disminución de bancos	242.688.315
3.2 APLICACIONES FINANCIERAS	**242.688.315**
DISMINUCIÓN DE PASIVOS	1.877.150
Disminución de otros pasivos	1.877.150
Disminución de obligaciones de ejercicios anteriores	1.877.150
DÉFICIT FINANCIERO	240.811.165

A0937

Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACIÓN ELECTRÓNICA (SUSCERTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

- La Superintendencia de Servicios de Certificación Electrónica, tiene la atribución de la competencia legal de controlar y vigilar el sistema de Certificación Electrónica, especialmente lo relativo a los proveedores de servicios de certificación electrónica. Además, tiene como alcance proveer estándares y herramientas para implementar una tecnología de información óptima en las empresas del sector público, a fin de obtener un mejor funcionamiento y proporcionar niveles de seguridad confiables. En concordancia con lo antes expuesto la institución, prevé ejecutar los siguientes proyectos:
- Desarrollar el Sistema Nacional de Protección y Seguridad de la Información, definiendo los aspectos organizativos, infraestructura tecnológica, física y formación, a fin de fortalecer los sistemas de información del Poder Público y Poder Popular, mejorando la gestión pública, prestación de servicios y protección de datos de las personas, contribuyendo con la independencia y defensa de la nación.
- La capacitación del personal que atienda la demanda de los servicios que conlleven a proteger, resguardar, mitigar y mejorar la capacidad de respuestas del Poder Público y Poder Popular frente a riesgos y amenazas derivados del desarrollo de los Sistemas de Información.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**17.355.371**
INGRESOS CORRIENTES ORDINARIOS	17.355.371
INGRESOS NO TRIBUTARIOS	130.000
Tasas	130.000
TRANSFERENCIAS CORRIENTES	17.225.371
Transferencias corrientes del sector público	17.225.371
Transferencias corrientes internas recibidas del sector público	17.225.371
De la República	17.225.371
INGRESOS DE CAPITAL	**1.078.357**
RECURSOS PROPIOS DE CAPITAL	1.078.357
Incremento de la depreciación y amortización acumuladas	1.078.357
FUENTES DE FINANCIAMIENTO	**33.516.008**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	33.516.008
Disminución de otros activos financieros	33.516.008
Disminución de disponibilidades	33.516.008
Disminución de bancos	33.516.008
TOTAL RECURSOS	**51.949.736**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**32.982.526**
GASTOS DE CONSUMO	32.982.526
Remuneraciones	17.802.688
Sueldos, salarios y otras retribuciones	4.945.971
Beneficios y complementos de sueldos y salarios	5.445.453
Aportes patronales	680.811
Prestaciones sociales y otras indemnizaciones	2.181.503
Asistencia socioeconómica	4.548.950
Compra de bienes y servicios	10.986.855
Bienes de consumo	1.065.330
Servicios no personales	9.921.525
Impuestos indirectos	3.114.626
Depreciación y amortización	1.078.357
GASTOS DE CAPITAL	**18.967.210**
INVERSIÓN REAL DIRECTA	18.967.210
Formación bruta de capital fijo	17.484.540
Maquinaria, equipos y otros bienes muebles	17.484.540
Bienes intangibles	1.482.670
TOTAL GASTOS	**51.949.736**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125172	Diseño y Desarrollo de Servicios en materia de Protección y Seguridad de la Información para el Poder Público y Poder Popular. (Fase II)	servicio			4	27.249.266				27.249.266
125279	Fortalecimiento del Capital Humano y la Infraestructura Tecnológica para optar a las Certificaciones Internacionales en Materia de Seguridad de la Información	certificado			3	6.396.742	8.130.882			14.527.624
					TOTAL	33.646.008	8.130.882			41.776.890

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		9.094.489			9.094.489
02	Gestión administrativa	1.078.357				1.078.357
	TOTAL	1.078.357	9.094.489			10.172.846

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**13**	**4**	**31**	**1.618.743**		**1.618.743**
Alto Nivel y de Dirección		1		1	70.294		70.294
Directivo	3	2	4	9	576.996		576.996
Profesional y Técnico	8	10		18	865.844		865.844
Personal Administrativo	3			3	105.609		105.609
Personal Contratado	**16**	**28**		**44**	**2.423.715**		**2.423.715**
Profesional y Técnico	12	25		37	2.177.294		2.177.294
Personal Administrativo	4	3		7	246.421		246.421
TOTAL	30	41	4	75	4.042.458		4.042.458

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	17.802.688
4.02	Materiales, suministros y mercancías	1.065.330
4.03	Servicios no personales	13.036.151
4.04	Activos reales	18.967.210
4.08	Otros gastos	1.078.357
	TOTAL	**51.949.736**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**17.355.371**
INGRESOS CORRIENTES ORDINARIOS	17.355.371
INGRESOS NO TRIBUTARIOS	130.000
Tasas	130.000
TRANSFERENCIAS CORRIENTES	17.225.371
Transferencias corrientes del sector público	17.225.371
Transferencias corrientes internas recibidas del sector público	17.225.371
De la República	17.225.371
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	17.225.371
Recursos Ordinarios	17.225.371
1.2 GASTOS CORRIENTES	**32.982.526**
GASTOS DE CONSUMO	32.982.526
Remuneraciones	17.802.688
Sueldos, salarios y otras retribuciones	4.945.971
Beneficios y complementos de sueldos y salarios	5.445.453
Aportes patronales	680.811
Prestaciones sociales y otras indemnizaciones	2.181.503
Asistencia socioeconómica	4.548.950
Compra de bienes y servicios	10.986.855
Bienes de consumo	1.065.330
Servicios no personales	9.921.525
Impuestos indirectos	3.114.626
Depreciación y amortización	1.078.357
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(15.627.155)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(14.548.798)**
RECURSOS PROPIOS DE CAPITAL	(14.548.798)
Desahorro en cuenta corriente	(15.627.155)
Incremento de la depreciación y amortización acumuladas	1.078.357
2.2 GASTOS DE CAPITAL	**18.967.210**
INVERSIÓN REAL DIRECTA	18.967.210
Formación bruta de capital fijo	17.484.540
Maquinaria, equipos y otros bienes muebles	17.484.540
Bienes intangibles	1.482.670
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(33.516.008)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**33.516.008**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	33.516.008
Disminución de otros activos financieros	33.516.008
Disminución de disponibilidades	33.516.008
Disminución de bancos	33.516.008
3.2 APLICACIONES FINANCIERAS	**33.516.008**
DÉFICIT FINANCIERO	33.516.008

A0942

Universidad Bolivariana de Venezuela (UBV)

UNIVERSIDAD BOLIVARIANA DE VENEZUELA (UBV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Bolivariana de Venezuela (UBV) es una Institución de intereses éticos y sociales, cuyo fin es fomentar el desarrollo del individuo en todas sus manifestaciones, la formación profesional en diferentes niveles con criterios de alta calidad y excelencia y la interacción con la comunidad, contribuyendo de esta manera al pleno desarrollo del ser humano y el mayor bienestar para la sociedad, en función de sus valores trascendentales y sus necesidades.

Identificándose como una Institución pluralista y democrática, crítica en cuanto al análisis y conclusiones sobre el desenvolvimiento de su entorno, fundamentada en los valores universales de pertinencia, justicia, solidaridad, libertad y respeto a la disidencia.

Tiene como visión ocupar el primer lugar en la investigación y consulta dentro del sector nacional, hacer la estructura y programas lo suficientemente flexibles, objetos de constante evaluación y transformación, reconocida como prestadora de un servicio público, que satisfaga los requerimientos de nuestros usuarios y que sirva de experiencia a los paradigmas institucionales establecidos para el nuevo modelo de universidad venezolana, acorde con el proceso de transformación que actualmente vive el país, enmarcado dentro del Plan Estratégico llevado por el Ejecutivo Nacional, el cual se ha convertido en una guía de acción obligatoria para todos los entes Gubernamentales, con la finalidad de darle viabilidad al Proyecto Nacional.

La Universidad Bolivariana de Venezuela (UBV), promueve la generación, sistematización y socialización de conocimientos en campos científicos, tecnológicos, sociales, humanísticos y del arte, conjugando los aportes al enriquecimiento, a través de la proyección vinculada al desarrollo socioeconómico, ambiental, cultural y educativo de las comunidades de su entorno, de la región y del país, revitalizando el pensamiento integracionista latinoamericano, como eje fundamental de las vías de cooperación nacional e internacional.

Esta casa de estudios, tiene como plan estratégico:

- Desarrollo armónico en conjunto con la Misión Sucre y el Programa de Aldeas Universitarias.
- Desarrollo equilibrado entre los espacios de formación concentrados (las sedes) y los dispositivos de formación no presenciales (La televisión educativa, La radio educativa, La plataformita informática, bibliotecas municipales, bibliotecas virtuales).
- Establecimiento de alianzas institucionales con las instituciones del Estado.
- Desarrollo del cuerpo de docentes.
- Definición de áreas de trabajo para el desarrollo de la investigación universitaria.
- Desarrollo de nuevos programas de formación, estudios de pregrado, postgrado y de profesionalización en el área de la energía (Petróleo, Gas, Petroquímica, etc.).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.060.532.466**
INGRESOS CORRIENTES ORDINARIOS	1.060.532.466
TRANSFERENCIAS CORRIENTES	1.060.532.466
Transferencias corrientes del sector público	1.060.532.466
Transferencias corrientes internas recibidas del sector público	1.060.532.466
De la República	1.060.532.466
FUENTES DE FINANCIAMIENTO	**77.045.307**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	77.045.307
Disminución de otros activos financieros	77.045.307
Disminución de disponibilidades	77.045.307
Disminución de caja	77.045.307
TOTAL RECURSOS	**1.137.577.773**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.091.107.773**
GASTOS DE CONSUMO	1.014.558.997
Remuneraciones	844.638.888
Sueldos, salarios y otras retribuciones	310.227.544
Beneficios y complementos de sueldos y salarios	218.099.903
Aportes patronales	66.845.520
Prestaciones sociales y otras indemnizaciones	80.101.161
Asistencia socioeconómica	169.364.760
Compra de bienes y servicios	147.422.000
Bienes de consumo	80.872.000
Servicios no personales	66.550.000
Impuestos indirectos	22.498.109
GASTOS DE LA PROPIEDAD	1.200.000
Derechos sobre bienes intangibles	1.200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	75.348.776
Al sector privado	67.394.782
Transferencias corrientes al sector privado	67.394.782
Directas a personas	67.394.782
Jubilaciones y otros beneficios asociados	9.074.782
Otras transferencias directas a personas	58.320.000
Al sector público	7.953.994
Transferencias corrientes al sector público	7.953.994
A los entes descentralizados sin fines empresariales para sus gastos	7.953.994
GASTOS DE CAPITAL	**40.470.000**
INVERSIÓN REAL DIRECTA	40.470.000
Formación bruta de capital fijo	40.320.000
Maquinaria, equipos y otros bienes muebles	35.320.000
Construcciones de bienes de dominio privado	5.000.000
Bienes intangibles	150.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**6.000.000**
DISMINUCIÓN DE PASIVOS	6.000.000
Disminución de cuentas y efectos por pagar	6.000.000
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	5.000.000
Disminución de otras cuentas y efectos por pagar	1.000.000
Disminución de otras cuentas por pagar a corto plazo	1.000.000
TOTAL GASTOS	**1.137.577.773**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124409	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	126.545	126.456	253.091	16.295.307	207.419.561			223.714.868
124410	Sistema de Recursos para la Formación e Intercambio Académico	usuario	665.327	443.551	1.108.878		41.227.348			41.227.348
124420	Intercambio y Gestión del Conocimiento con la Sociedad	persona	40.124	40.124	83.833		14.651.165			14.651.165
124422	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			219.820		42.005.333			42.005.333
124431	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			254.277		117.520.846			117.520.846
124434	Formación de Estudiantes en Carrera	matrícula			23.380		300.601.529			300.601.529
124543	Investigación, Innovación y Gestión del Conocimiento	investigación			83.833		3.565.440			3.565.440
124547	Formación en Postgrado o Estudios Avanzados	matrícula			13.672		8.473.842			8.473.842
124570	Territorialización y Municipalización de la Educación Universitaria	plan			253.091		9.137.063			9.137.063
					TOTAL	16.295.307	744.602.127			760.897.434

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		306.855.557			306.855.557
02	Gestión administrativa	60.750.000				60.750.000
03	Previsión y protección social		9.074.782			9.074.782
	TOTAL	**60.750.000**	**315.930.339**			**376.680.339**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.446**	**1.970**		**4.416**	**295.253.533**		**295.253.533**
Alto Nivel y de Dirección	1			1	146.856		146.856
Directivo	25	26		51	4.793.352		4.793.352
Profesional y Técnico	663	391		1.054	66.948.036		66.948.036
Personal Administrativo	316	88		404	22.522.488		22.522.488
Personal Docente	1.200	780		1.980	149.845.164		149.845.164
Obrero	241	685		926	50.997.637		50.997.637
Personal Contratado	**127**	**91**		**218**	**14.974.011**		**14.974.011**
Profesional y Técnico	33	29		62	3.878.782		3.878.782
Personal Administrativo	17	6		23	1.449.587		1.449.587
Personal Docente	77	56		133	9.645.642		9.645.642
TOTAL	**2.573**	**2.061**		**4.634**	**310.227.544**		**310.227.544**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**17**	**18**	**35**	**9.074.782**
Empleados	11	9	20	1.740.806
Docentes	6	9	15	7.333.976
TOTAL	**17**	**18**	**35**	**9.074.782**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	844.638.888
4.02	Materiales, suministros y mercancías	80.872.000
4.03	Servicios no personales	90.248.109
4.04	Activos reales	40.470.000
4.07	Transferencias y donaciones	75.348.776
4.11	Disminución de pasivos	6.000.000
	TOTAL	**1.137.577.773**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.060.532.466**
INGRESOS CORRIENTES ORDINARIOS	1.060.532.466
TRANSFERENCIAS CORRIENTES	1.060.532.466
Transferencias corrientes del sector público	1.060.532.466
Transferencias corrientes internas recibidas del sector público	1.060.532.466
De la República	1.060.532.466
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	1.060.532.466
- Recursos Ordinarios	1.060.532.466
1.2 GASTOS CORRIENTES	**1.091.107.773**
GASTOS DE CONSUMO	1.014.558.997
Remuneraciones	844.638.888
Sueldos, salarios y otras retribuciones	310.227.544
Beneficios y complementos de sueldos y salarios	218.099.903
Aportes patronales	66.845.520
Prestaciones sociales y otras indemnizaciones	80.101.161
Asistencia socioeconómica	169.364.760
Compra de bienes y servicios	147.422.000
Bienes de consumo	80.872.000
Servicios no personales	66.550.000
Impuestos indirectos	22.498.109
GASTOS DE LA PROPIEDAD	1.200.000
Derechos sobre bienes intangibles	1.200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	75.348.776
Al sector privado	67.394.782
Transferencias corrientes al sector privado	67.394.782
Directas a personas	67.394.782
Jubilaciones y otros beneficios asociados	9.074.782
Otras transferencias directas a personas	58.320.000
Al sector público	7.953.994

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector público	7.953.994
A los entes descentralizados sin fines empresariales para sus gastos	7.953.994
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(30.575.307)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(30.575.307)**
RECURSOS PROPIOS DE CAPITAL	(30.575.307)
Desahorro en cuenta corriente	(30.575.307)
2.2 GASTOS DE CAPITAL	**40.470.000**
INVERSIÓN REAL DIRECTA	40.470.000
Formación bruta de capital fijo	40.320.000
Maquinaria, equipos y otros bienes muebles	35.320.000
Construcciones de bienes de dominio privado	5.000.000
Bienes intangibles	150.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(71.045.307)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**77.045.307**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	77.045.307
Disminución de otros activos financieros	77.045.307
Disminución de disponibilidades	77.045.307
Disminución de caja	77.045.307
3.2 APLICACIONES FINANCIERAS	**77.045.307**
DISMINUCIÓN DE PASIVOS	6.000.000
Disminución de cuentas y efectos por pagar	6.000.000
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	5.000.000
Disminución de otras cuentas y efectos por pagar	1.000.000
Disminución de otras cuentas por pagar a corto plazo	1.000.000
DÉFICIT FINANCIERO	71.045.307

A0952

Universidad Deportiva del Sur

UNIVERSIDAD DEPORTIVA DEL SUR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Deportiva del Sur, como institución de educación universitaria especializada en la formación de recursos humanos en el área del deporte y la recreación, actualmente cuenta con una matrícula de 1.570 alumnos distribuidos en sus tres programas de formación: Actividad Física y Salud, Entrenamiento Deportivo y Gestión Tecnológica del Deporte.

Su misión es comprometerse con un proyecto educativo, cultural y social que implica la divulgación, generación y sistematización del conocimiento y la apertura a experiencias inéditas en los ámbitos de formación, investigación y proyección social en los niveles de pregrado y postgrado en los campos científicos, tecnológicos, sociales y humanísticos asociados a la actividad física, el deporte y sus áreas afines para lograr la vinculación permanente del desarrollo socioeconómico, ambiental, educativo y deportivo local, regional y nacional y a su vez promover la integración con los Pueblos del Sur.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**115.039.380**
INGRESOS CORRIENTES ORDINARIOS	115.039.380
TRANSFERENCIAS CORRIENTES	115.039.380
Transferencias corrientes del sector público	115.039.380
Transferencias corrientes internas recibidas del sector público	115.039.380
De la República	115.039.380
TOTAL RECURSOS	**115.039.380**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**109.661.453**
GASTOS DE CONSUMO	94.299.658
Remuneraciones	55.533.179
Sueldos, salarios y otras retribuciones	12.982.729
Beneficios y complementos de sueldos y salarios	10.559.374
Aportes patronales	2.270.146
Prestaciones sociales y otras indemnizaciones	7.097.169
Asistencia socioeconómica	22.623.761
Compra de bienes y servicios	35.509.254
Bienes de consumo	7.939.395
Servicios no personales	27.569.859
Impuestos indirectos	3.257.225
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.361.795
Al sector privado	14.499.000
Transferencias corrientes al sector privado	14.274.000
Directas a personas	14.274.000
Otras transferencias directas a personas	14.274.000
Donaciones corrientes al sector privado	225.000
Donaciones a personas	175.000
Donaciones a instituciones sin fines de lucro	50.000
Al sector público	862.795
Transferencias corrientes al sector público	862.795
A los entes descentralizados sin fines empresariales para sus gastos	862.795
GASTOS DE CAPITAL	**5.377.927**
INVERSIÓN REAL DIRECTA	5.377.927
Formación bruta de capital fijo	5.197.927
Maquinaria, equipos y otros bienes muebles	4.746.186
Bienes preexistentes	300.000
Construcciones de bienes de dominio privado	151.741
Bienes intangibles	180.000
TOTAL GASTOS	**115.039.380**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124030	Formación de estudiantes en carreras	matrícula			1.570		13.904.090			13.904.090
124083	Formación en post grado o estudios avanzados	matrícula			215		1.447.335			1.447.335
124133	Investigación, innovación y gestión del conocimiento	investigación			13		1.074.075			1.074.075
124167	Sistema de recursos para la formación e intercambio académico	usuario	527	789	1.316		1.864.383			1.864.383
124201	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	785	785	1.570		49.090.485			49.090.485
124294	Intercambio y Gestión del Conocimiento con la Sociedad	persona	425	425	850		3.957.493			3.957.493
124318	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			7.280		6.085.837			6.085.837
124330	Territorialización y Municipalización de la Educación Universitaria	plan			1		1.372.114			1.372.114
					TOTAL		**78.795.812**			**78.795.812**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		27.606.694			27.606.694
02	Gestión administrativa		8.636.874			8.636.874
	TOTAL		**36.243.568**			**36.243.568**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**17**	**69**		**86**	**2.423.156**		**2.423.156**
Alto Nivel y de Dirección		1		1	51.415		51.415
Directivo	2	1		3	144.515		144.515
Obrero	15	67		82	2.227.226		2.227.226
Personal Contratado	**137**	**176**		**313**	**10.397.573**		**10.397.573**
Directivo	10	9		19	937.061		937.061
Profesional y Técnico	63	58		121	4.394.147		4.394.147
Personal Administrativo	38	18		56	1.663.896		1.663.896
Personal Docente	23	84		107	3.087.420		3.087.420
Personal de Investigación		1		1	51.415		51.415
Personal Médico	1	1		2	79.870		79.870
Obrero	2	5		7	183.764		183.764
TOTAL	**154**	**245**		**399**	**12.820.729**		**12.820.729**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	55.533.179
4.02	Materiales, suministros y mercancías	7.939.395
4.03	Servicios no personales	30.827.084
4.04	Activos reales	5.377.927
4.07	Transferencias y donaciones	15.361.795
	TOTAL	**115.039.380**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**115.039.380**
INGRESOS CORRIENTES ORDINARIOS	115.039.380
TRANSFERENCIAS CORRIENTES	115.039.380
Transferencias corrientes del sector público	115.039.380
Transferencias corrientes internas recibidas del sector público	115.039.380
De la República	115.039.380
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	115.039.380
- Recursos Ordinarios	115.039.380
1.2 GASTOS CORRIENTES	**109.661.453**
GASTOS DE CONSUMO	94.299.658
Remuneraciones	55.533.179
Sueldos, salarios y otras retribuciones	12.982.729
Beneficios y complementos de sueldos y salarios	10.559.374
Aportes patronales	2.270.146
Prestaciones sociales y otras indemnizaciones	7.097.169
Asistencia socioeconómica	22.623.761
Compra de bienes y servicios	35.509.254
Bienes de consumo	7.939.395
Servicios no personales	27.569.859
Impuestos indirectos	3.257.225
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.361.795
Al sector privado	14.499.000
Transferencias corrientes al sector privado	14.274.000
Directas a personas	14.274.000
Otras transferencias directas a personas	14.274.000
Donaciones corrientes al sector privado	225.000
Donaciones a personas	175.000
Donaciones a instituciones sin fines de lucro	50.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	862.795
Transferencias corrientes al sector público	862.795
A los entes descentralizados sin fines empresariales para sus gastos	862.795
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.377.927**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.377.927**
RECURSOS PROPIOS DE CAPITAL	5.377.927
Ahorro en cuenta corriente	5.377.927
2.2 GASTOS DE CAPITAL	**5.377.927**
INVERSIÓN REAL DIRECTA	5.377.927
Formación bruta de capital fijo	5.197.927
Maquinaria, equipos y otros bienes muebles	4.746.186
Bienes preexistentes	300.000
Construcciones de bienes de dominio privado	151.741
Bienes intangibles	180.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1301

Agencia Bolivariana para Actividades Espaciales (ABAE)

AGENCIA BOLIVARIANA PARA ACTIVIDADES ESPACIALES (ABAE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

En fecha 25 de Octubre de 2007, se aprueba en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.796 la Ley de la Agencia Bolivariana para Actividades Espaciales, como Instituto Autónomo de carácter técnico, dotado de personalidad jurídica y patrimonio propio, distinto e independiente del Tesoro Nacional, con potestad financiera, administrativa, presupuestaria, organizativa, técnica, normativa y de gestión de recursos.

La Agencia Bolivariana Para Actividades Espaciales, estima ser la organización líder de las actividades espaciales, de alcance nacional e internacional del estado venezolano, responsable de formular, proponer y ejecutar la política espacial nacional con valores socialistas, a fin de proporcionar la mayor suma de felicidad posible a la sociedad venezolana; utilizando la ciencia y tecnología espaciales, en atención a lo dispuesto en la Constitución de la República Bolivariana de Venezuela, para coadyuvar al desarrollo, la soberanía y la seguridad y defensa integral de la Nación.

En tal sentido, planifica, organiza y coordina con enfoque socialista, el uso y desarrollo de la ciencia y tecnología espaciales para concertar planes, proyectos y programas que favorezcan la inclusión social, a través del desarrollo del talento humano y el fortalecimiento del Sistema Nacional de Ciencia, tecnología e Innovación en materia espacial, impulsando el desarrollo económico, político, social y cultural del país y de la región.

Valores Institucionales:

- Compromiso: con los objetivos de la institución, el país y la sociedad como totalidad, dando lo mejor de cada uno para garantizar con responsabilidad el cumplimiento de las obligaciones.
- Excelencia: apuntar al logro de niveles óptimos en cada una de las actividades en que se realizan, tratando de que el resultado sea muestra de eficiencia y eficacia.
- Pertenencia: interiorizar el sentimiento de formar parte de una institución con la cual se está plenamente identificado y comprometido.
- Humanismo: profesar la bondad y sensibilidad para con los demás, teniendo como valor le bienestar del colectivo.
- Integración: fomentar la participación protagónica de todos los integrantes de la institución para el logro de los objetivos planteados.
- Cooperación: privilegiar el trabajo colectivo y colaborativo por encima de los esfuerzos individuales.
- Corresponsabilidad: todos somos ética y moralmente responsables de lo que ocurre en la institución.
- Solidaridad: favorecer las relaciones solidarias entre los integrantes de la institución.

Para el ejercicio 2015 podemos señalar entre sus principales proyectos, los siguientes:

- Centro de diseño, ensamblaje, integración y verificación de satélites (Fase 2).
- Diseño y fabricación del segundo sistema satelital venezolano de percepción remota (Fase 1),
- Aprovechamiento de las imágenes del satélite Miranda y aplicación de las tecnologías satelitales en proyectos sociales, científicos y tecnológicos.
- Elaboración y puesta en marcha del Plan de Formación para el Desarrollo Espacial.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**82.999.973**
INGRESOS CORRIENTES ORDINARIOS	82.999.973
TRANSFERENCIAS CORRIENTES	82.999.973
Transferencias corrientes del sector público	82.999.973
Transferencias corrientes internas recibidas del sector público	82.999.973
De la República	82.999.973
INGRESOS DE CAPITAL	**453.069.260**
RECURSOS PROPIOS DE CAPITAL	131.769.260
Incremento de la depreciación y amortización acumuladas	131.769.260
TRANSFERENCIAS Y DONACIONES DE CAPITAL	321.300.000
Transferencias y donaciones de capital del sector público	321.300.000
Transferencias de capital recibidas del sector público	321.300.000
De los entes descentralizados financieros no bancarios	321.300.000
FUENTES DE FINANCIAMIENTO	**659.329.624**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	659.329.624
Disminución de otros activos financieros	659.329.624
Disminución de disponibilidades	404.051.925
Disminución de bancos	404.051.925
Disminución de fondos en avance, en anticipo y en fideicomiso	91.203.063
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	91.203.063
Disminución de otros activos financieros circulantes	164.074.636
TOTAL RECURSOS	**1.195.398.857**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**298.599.609**
GASTOS DE CONSUMO	298.179.609
Remuneraciones	68.795.059
Sueldos, salarios y otras retribuciones	20.407.452
Beneficios y complementos de sueldos y salarios	13.750.289
Aportes patronales	4.424.451
Prestaciones sociales y otras indemnizaciones	13.860.580
Asistencia socioeconómica	16.352.287
Compra de bienes y servicios	54.287.465
Bienes de consumo	7.680.812
Servicios no personales	46.606.653
Impuestos indirectos	43.327.825
Depreciación y amortización	131.769.260
TRANSFERENCIAS Y DONACIONES CORRIENTES	420.000
Al sector privado	420.000
Donaciones corrientes al sector privado	420.000
Donaciones a personas	420.000
GASTOS DE CAPITAL	**890.673.425**
INVERSIÓN REAL DIRECTA	890.673.425
Formación bruta de capital fijo	890.673.425
Maquinaria, equipos y otros bienes muebles	355.470.268
Construcciones de bienes de dominio privado	507.719.533
Producción propia (gastos capitalizables)	27.483.624
Impuestos indirectos	27.483.624
APLICACIONES FINANCIERAS	**6.125.823**
DISMINUCIÓN DE PASIVOS	6.125.823
Disminución de cuentas y efectos por pagar	6.125.823
Disminución de cuentas y efectos por pagar a corto plazo	60.938

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de sueldos, salarios y otras remuneraciones por pagar	55.123
Disminución de aportes patronales y retenciones laborales por pagar	5.815
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	5.815
Disminución de otras cuentas y efectos por pagar	6.064.885
Disminución de otras cuentas por pagar a corto plazo	6.064.885
TOTAL GASTOS	**1.195.398.857**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125076	Centro de diseño, ensamblaje, integración y verificación de satélites (Fase 2)	centro			1	619.946.859	28.509.590			648.456.449
125081	Diseño y fabricación del segundo sistema satelital venezolano de percepción remota VRSS-2 (Fase 1)	diseño			1		23.427.937		321.300.000	344.727.937
125090	Aprovechamiento de las imágenes del satélite Miranda y aplicación de las tecnologías satelitales en proyectos sociales, científicos y tecnológicos.	imagen			11.000		9.185.553			9.185.553
125135	Elaboración y puesta en marcha del Plan de Formación para el Desarrollo Espacial	plan			1		2.202.849			2.202.849
					TOTAL	**619.946.859**	**63.325.929**		**321.300.000**	**1.004.572.788**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	10.489.932	19.674.044			30.163.976
02	Gestión administrativa	160.662.093				160.662.093
	TOTAL	171.152.025	19.674.044			190.826.069

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**106**	**158**		**264**	**19.255.253**		**19.255.253**
Directivo	11	18		29	1.779.137		1.779.137
Profesional y Técnico	82	112		194	12.049.602		12.049.602
Personal Administrativo	11	28		39	5.339.292		5.339.292
Personal Médico	2			2	87.222		87.222
TOTAL	106	158		264	19.255.253		19.255.253

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	68.795.059
4.02	Materiales, suministros y mercancías	7.680.812
4.03	Servicios no personales	117.418.102
4.04	Activos reales	863.189.801
4.07	Transferencias y donaciones	420.000
4.08	Otros gastos	131.769.260
4.11	Disminución de pasivos	6.125.823
	TOTAL	**1.195.398.857**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**82.999.973**
INGRESOS CORRIENTES ORDINARIOS	82.999.973
TRANSFERENCIAS CORRIENTES	82.999.973
Transferencias corrientes del sector público	82.999.973
Transferencias corrientes internas recibidas del sector público	82.999.973
Del Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	82.999.973
-Recursos Ordinarios	82.999.973
1.2 GASTOS CORRIENTES	**298.599.609**
GASTOS DE CONSUMO	298.179.609
Remuneraciones	68.795.059
Sueldos, salarios y otras retribuciones	20.407.452
Beneficios y complementos de sueldos y salarios	13.750.289
Aportes patronales	4.424.451
Prestaciones sociales y otras indemnizaciones	13.860.580
Asistencia socioeconómica	16.352.287
Compra de bienes y servicios	54.287.465
Bienes de consumo	7.680.812
Servicios no personales	46.606.653
Impuestos indirectos	43.327.825
Depreciación y amortización	131.769.260
TRANSFERENCIAS Y DONACIONES CORRIENTES	420.000
Al sector privado	420.000
Donaciones corrientes al sector privado	420.000
Donaciones a personas	420.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(215.599.636)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**237.469.624**
RECURSOS PROPIOS DE CAPITAL	(83.830.376)
Desahorro en cuenta corriente	(215.599.636)
Incremento de la depreciación y amortización acumuladas	131.769.260
TRANSFERENCIAS Y DONACIONES DE CAPITAL	321.300.000
Transferencias y donaciones de capital del sector público	321.300.000
Transferencias de capital recibidas del sector público	321.300.000
De los entes descentralizados financieros no bancarios	321.300.000
2.2 GASTOS DE CAPITAL	**890.673.425**
INVERSIÓN REAL DIRECTA	890.673.425
Formación bruta de capital fijo	890.673.425
Maquinaria, equipos y otros bienes muebles	355.470.268
Construcciones de bienes de dominio privado	507.719.533
Producción propia (gastos capitalizables)	27.483.624
Impuestos indirectos	27.483.624
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(653.203.801)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**659.329.624**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	659.329.624
Disminución de otros activos financieros	659.329.624
Disminución de disponibilidades	404.051.925
Disminución de bancos	404.051.925
Disminución de fondos en avance, en anticipo y en fideicomiso	91.203.063
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	91.203.063
Disminución de otros activos financieros circulantes	164.074.636

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3.2 APLICACIONES FINANCIERAS	**659.329.624**
DISMINUCIÓN DE PASIVOS	6.125.823
Disminución de cuentas y efectos por pagar	6.125.823
Disminución de cuentas y efectos por pagar a corto plazo	60.938
Disminución de sueldos, salarios y otras remuneraciones por pagar	55.123
Disminución de aportes patronales y retenciones laborales por pagar	5.815
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	5.815
Disminución de otras cuentas y efectos por pagar	6.064.885
Disminución de otras cuentas por pagar a corto plazo	6.064.885
DÉFICIT FINANCIERO	653.203.801

A1315

Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)

INSTITUTO UNIVERSITARIO LATINOAMERICANO DE AGROECOLOGÍA PAULO FREIRE (IALA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA) está dirigido a la formación integral de estudiantes postulados por los movimientos sociales organizados de la región, y otras organizaciones agrarias de América Latina y El Caribe; su objetivo es formar para la transformación de la organización de la producción agropecuaria y el trabajo agrario, sustentados en el enfoque agroecológico, que permita el uso apropiado de la biodiversidad, a fin de alcanzar la soberanía alimentaria.

En este sentido, respondiendo a las nuevas exigencias de la realidad de nuestra educación universitaria, en su proceso de promover el nuevo modelo, ante los procesos de transformación socio-política imperante, el conocimiento pasa a jugar un papel relevante donde la formación integral de los valores históricos y la vinculación comunitaria, es la raíz del mismo, donde las características del nuevo ciudadano(a), están orientados al fortalecimiento de una visión integral de su mundo, donde sea capaz de profundizar, relacionar y contextualizar los conocimientos científicos y tecnológicos, junto a los saberes ancestrales y cotidianos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**12.715.393**
INGRESOS CORRIENTES ORDINARIOS	12.715.393
TRANSFERENCIAS CORRIENTES	12.715.393
Transferencias corrientes del sector público	12.715.393
Transferencias corrientes internas recibidas del sector público	12.715.393
De la República	12.715.393
TOTAL RECURSOS	**12.715.393**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**12.706.393**
GASTOS DE CONSUMO	10.991.027
Remuneraciones	4.099.255
Sueldos, salarios y otras retribuciones	2.096.700
Beneficios y complementos de sueldos y salarios	1.434.605
Aportes patronales	235.963
Prestaciones sociales y otras indemnizaciones	120.405
Asistencia socioeconómica	211.582
Compra de bienes y servicios	6.715.004
Bienes de consumo	678.500
Servicios no personales	6.036.504
Impuestos indirectos	176.768
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.715.366
Al sector privado	1.620.000
Transferencias corrientes al sector privado	1.620.000
Directas a personas	1.620.000
Otras transferencias directas a personas	1.620.000
Al sector público	95.366
Transferencias corrientes al sector público	95.366
A los entes descentralizados sin fines empresariales para sus gastos	95.366
GASTOS DE CAPITAL	**9.000**
INVERSIÓN REAL DIRECTA	9.000
Formación bruta de capital fijo	9.000
Maquinaria, equipos y otros bienes muebles	9.000
TOTAL GASTOS	**12.715.393**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123834	Formación de estudiantes en los programas nacionales de formación	matrícula			158		1.937.578			1.937.578
123842	Formación de postgrados en estudios avanzados	matrícula			96		14.000			14.000
123843	Investigación, Innovación y Gestión del Conocimiento	investigación			3		22.420			22.420
123847	Sistemas de Recursos para la Formación e Intercambio Académico	usuario	69	120	189		232.411			232.411
123875	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	79	79	158		7.065.556			7.065.556
123948	Intercambio y Gestión del Conocimiento con la Sociedad	evento			16		42.960			42.960
123974	Desarrollo y mantenimiento de la infraestructura	metro			3.500		802.432			802.432
123976	Territorialización y municipalización de la educación universitaria	plan			2		10.000			10.000
					TOTAL		**10.127.357**			**10.127.357**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.653.997			1.653.997
02	Gestión administrativa		934.039			934.039
	TOTAL		**2.588.036**			**2.588.036**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**11**	**24**		**35**	**2.096.700**		**2.096.700**
Directivo		3		3	226.188		226.188
Personal Administrativo	7	10		17	1.425.117		1.425.117
Personal Docente	4	11		15	445.395		445.395
TOTAL	11	24		35	2.096.700		2.096.700

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.099.255
4.02	Materiales, suministros y mercancías	678.500
4.03	Servicios no personales	6.213.272
4.04	Activos reales	9.000
4.07	Transferencias y donaciones	1.715.366
	TOTAL	**12.715.393**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**12.715.393**
INGRESOS CORRIENTES ORDINARIOS	12.715.393
TRANSFERENCIAS CORRIENTES	12.715.393
Transferencias corrientes del sector público	12.715.393
Transferencias corrientes internas recibidas del sector público	12.715.393
De la República	12.715.393
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	12.715.393
- Recursos Ordinarios	12.715.393
1.2 GASTOS CORRIENTES	**12.706.393**
GASTOS DE CONSUMO	10.991.027
Remuneraciones	4.099.255
Sueldos, salarios y otras retribuciones	2.096.700
Beneficios y complementos de sueldos y salarios	1.434.605
Aportes patronales	235.963
Prestaciones sociales y otras indemnizaciones	120.405
Asistencia socioeconómica	211.582
Compra de bienes y servicios	6.715.004
Bienes de consumo	678.500
Servicios no personales	6.036.504
Impuestos indirectos	176.768
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.715.366
Al sector privado	1.620.000
Transferencias corrientes al sector privado	1.620.000
Directas a personas	1.620.000
Otras transferencias directas a personas	1.620.000
Al sector público	95.366
Transferencias corrientes al sector público	95.366
A los entes descentralizados sin fines empresariales para sus gastos	95.366
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.000**
RECURSOS PROPIOS DE CAPITAL	9.000
Ahorro en cuenta corriente	9.000
2.2 GASTOS DE CAPITAL	**9.000**
INVERSIÓN REAL DIRECTA	9.000
Formación bruta de capital fijo	9.000
Maquinaria, equipos y otros bienes muebles	9.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1322

Universidad Nacional Experimental de las Artes (UNEARTE)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LAS ARTES (UNEARTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Nacional Experimental de las Artes (UNEARTE), fue creada en el año 2008, dentro del marco del Programa Alma Mater, surge con el fin de reivindicar los procesos relacionados con la intuición, imaginación, sensibilidad, sentimiento y emoción, como elementos fundamentales de la experiencia del arte; entendiendo que la enseñanza y la valoración de éstas son parte indispensable, en el proceso de construcción de ciudadanía con vocación humanista. Su Misión es formar profesionales en el campo artístico, humanistas críticos, comprometidos con el país; creativos, participativos y protagónicos, sensibles ante los procesos de transformación social, capaces de enfrentar, desde el terreno artístico, los nuevos retos y cambios históricos, a través de una construcción colectiva, disciplinaria, democrática y de diálogo, que involucre a la comunidad universitaria y a todos los actores sociales, para hacer de la educación y el arte hechos sociales transformadores, con énfasis en la creación intelectual y cultural, el poder popular y la visión geoestratégica del desarrollo territorial.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**159.762.239**
INGRESOS CORRIENTES ORDINARIOS	159.762.239
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	500.000
Venta de otros bienes y servicios	500.000
INGRESOS DE LA PROPIEDAD	500.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	500.000
Alquileres	500.000
TRANSFERENCIAS CORRIENTES	158.762.239
Transferencias corrientes del sector público	158.762.239
Transferencias corrientes internas recibidas del sector público	158.762.239
De la República	158.762.239
INGRESOS DE CAPITAL	**2.283.539**
RECURSOS PROPIOS DE CAPITAL	2.283.539
Incremento de la depreciación y amortización acumuladas	2.283.539
FUENTES DE FINANCIAMIENTO	**9.201.689**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.201.689
Disminución de otros activos financieros	9.201.689
Disminución de disponibilidades	9.201.689
Disminución de bancos	9.201.689
TOTAL RECURSOS	**171.247.467**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**162.045.778**
GASTOS DE CONSUMO	146.495.266
Remuneraciones	114.152.060
Sueldos, salarios y otras retribuciones	41.797.146
Beneficios y complementos de sueldos y salarios	29.672.369
Aportes patronales	7.596.724
Prestaciones sociales y otras indemnizaciones	8.778.716
Asistencia socioeconómica	26.307.105
Compra de bienes y servicios	28.057.429
Bienes de consumo	6.376.198
Servicios no personales	21.681.231
Impuestos indirectos	2.002.238
Depreciación y amortización	2.283.539
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.550.512
Al sector privado	13.309.795
Transferencias corrientes al sector privado	13.125.795
Directas a personas	13.125.795
Pensiones y otros beneficios asociados	1.239.240
Jubilaciones y otros beneficios asociados	8.286.555
Otras transferencias directas a personas	3.600.000
Donaciones corrientes al sector privado	184.000
Donaciones a personas	184.000
Al sector público	1.240.717
Transferencias corrientes al sector público	1.240.717
A los entes descentralizados sin fines empresariales para sus gastos	1.240.717
OTROS GASTOS CORRIENTES	1.000.000
Otros gastos corrientes	1.000.000
Bienes y servicios para la venta	1.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
DISMINUCIÓN DE PASIVOS	9.201.689
Disminución de cuentas y efectos por pagar	3.919.689
Disminución de cuentas y efectos por pagar a corto plazo	3.919.689
Disminución de aportes patronales y retenciones laborales por pagar	2.490.054
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.026.656
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	459.384
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	197.420
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	806.594
Disminución cuentas por pagar a proveedores a corto plazo	1.429.635
Disminución de otros pasivos	5.282.000
Disminución de obligaciones de ejercicios anteriores	5.282.000
TOTAL GASTOS	**171.247.467**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124118	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	321.950	321.950	643.900		26.517.730			26.517.730
124159	Intercambio y Gestión del conocimiento con la sociedad	persona	2.105	2.105	4.210		12.814.056			12.814.056
124338	Investigación, innovación y Gestión del Conocimiento	investigación			80		6.636.977			6.636.977
124340	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			23.303		18.683.666			18.683.666
124378	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matricula			6.380		30.205.105			30.205.105
124416	Sistema de Recursos para la Formación e Intercambio Académico	usuario	20.500	18.180	38.680		6.537.672			6.537.672
124418	Formación en Postgrado o Estudios Avanzados	matricula			140		1.921.500			1.921.500
124454	Territorialización y Municipalización de la Educación Universitaria	plan			84	1.000.000	2.622.569			3.622.569
					TOTAL	1.000.000	105.939.275			106.939.275

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		38.437.839			38.437.839
02	Gestión administrativa	11.485.228	4.859.330			16.344.558
03	Previsión y protección social		9.525.795			9.525.795
	TOTAL	**11.485.228**	**52.822.964**			**64.308.192**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**167**	**214**		**381**	**22.588.896**	**13.926**	**22.602.822**
Alto Nivel y de Dirección		1		1	88.140		88.140
Directivo	16	12		28	2.469.096		2.469.096
Profesional y Técnico	66	23		89	5.599.848		5.599.848
Personal Administrativo	8	7		15	653.700		653.700
Personal Docente	42	51		93	6.983.088	13.926	6.997.014
Obrero	35	120		155	6.795.024		6.795.024
Personal Fijo a Tiempo Parcial	**26**	**48**		**74**	**2.428.416**		**2.428.416**
Personal Docente	26	48		74	2.428.416		2.428.416
Personal Contratado	**143**	**148**		**291**	**15.858.708**		**15.858.708**
Profesional y Técnico	55	30		85	5.241.648		5.241.648
Personal Administrativo	28	11		39	1.751.604		1.751.604
Personal Docente	56	62		118	6.747.744		6.747.744
Obrero	4	45		49	2.117.712		2.117.712
TOTAL	**336**	**410**		**746**	**40.876.020**	**13.926**	**40.889.946**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**35**	**26**	**61**	**8.286.555**
Empleados	6	1	7	753.257
Docentes	29	22	51	7.258.069
Obreros		3	3	275.229
Pensionados	**9**	**3**	**12**	**1.239.240**
Empleados	4		4	507.336
Docentes		1	1	61.780
Obreros	5	2	7	670.124
TOTAL	**44**	**29**	**73**	**9.525.795**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	114.152.060
4.02	Materiales, suministros y mercancías	7.376.198
4.03	Servicios no personales	23.683.469
4.07	Transferencias y donaciones	14.550.512
4.08	Otros gastos	2.283.539
4.11	Disminución de pasivos	9.201.689
	TOTAL	**171.247.467**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**159.762.239**
INGRESOS CORRIENTES ORDINARIOS	159.762.239
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	500.000
Venta de otros bienes y servicios	500.000
INGRESOS DE LA PROPIEDAD	500.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	500.000
Alquileres	500.000
TRANSFERENCIAS CORRIENTES	158.762.239
Transferencias corrientes del sector público	158.762.239
Transferencias corrientes internas recibidas del sector público	158.762.239
De la República	158.762.239
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	158.762.239
- Recursos Ordinarios	158.762.239
1.2 GASTOS CORRIENTES	**162.045.778**
GASTOS DE CONSUMO	146.495.266
Remuneraciones	114.152.060
Sueldos, salarios y otras retribuciones	41.797.146
Beneficios y complementos de sueldos y salarios	29.672.369
Aportes patronales	7.596.724
Prestaciones sociales y otras indemnizaciones	8.778.716
Asistencia socioeconómica	26.307.105
Compra de bienes y servicios	28.057.429
Bienes de consumo	6.376.198
Servicios no personales	21.681.231
Impuestos indirectos	2.002.238
Depreciación y amortización	2.283.539
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.550.512
Al sector privado	13.309.795
Transferencias corrientes al sector privado	13.125.795

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Directas a personas	13.125.795
Pensiones y otros beneficios asociados	1.239.240
Jubilaciones y otros beneficios asociados	8.286.555
Otras transferencias directas a personas	3.600.000
Donaciones corrientes al sector privado	184.000
Donaciones a personas	184.000
Al sector público	1.240.717
Transferencias corrientes al sector público	1.240.717
A los entes descentralizados sin fines empresariales para sus gastos	1.240.717
OTROS GASTOS CORRIENTES	1.000.000
Otros gastos corrientes	1.000.000
Bienes y servicios para la venta	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.283.539)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
RECURSOS PROPIOS DE CAPITAL	
Desahorro en cuenta corriente	(2.283.539)
Incremento de la depreciación y amortización acumuladas	2.283.539
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**9.201.689**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.201.689
Disminución de otros activos financieros	9.201.689
Disminución de disponibilidades	9.201.689
Disminución de bancos	9.201.689
3.2 APLICACIONES FINANCIERAS	**9.201.689**
DISMINUCIÓN DE PASIVOS	9.201.689
Disminución de cuentas y efectos por pagar	3.919.689
Disminución de cuentas y efectos por pagar a corto plazo	3.919.689
Disminución de aportes patronales y retenciones laborales por pagar	2.490.054

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.026.656
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	459.384
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	197.420
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	806.594
Disminución cuentas por pagar a proveedores a corto plazo	1.429.635
Disminución de otros pasivos	5.282.000
Disminución de obligaciones de ejercicios anteriores	5.282.000

A1350

Universidad Bolivariana de Trabajadores "Jesús Rivero"

UNIVERSIDAD BOLIVARIANA DE TRABAJADORES "JESÚS RIVERO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Las actividades académicas de la Universidad Bolivariana de Trabajadores "Jesús Rivero" (UBTJR), están fundamentadas en la fusión del estudio, el trabajo y la investigación en los centros de producción, cuyo fin es la soberanía tecnológica, las mismas son costeadas por las empresas cuyos trabajadores se constituyen en la UBTJR y la cuota asignada por el Ejecutivo.

Los costos de los proyectos de formación, serán responsabilidad de las empresas y el recurso humano será atendido, en función a lo establecido en la Ley de Universidades y el Marco Jurídico vigente en la materia.

En virtud de las nuevas exigencias de la realidad de nuestra Educación Universitaria, en su proceso de promover el nuevo modelo, ante la transformación socio política imperante, el conocimiento pasa a jugar un papel relevante en el acontecer revolucionario socialista, donde la formación integral de los valores históricos y la vinculación comunitaria, es la raíz del mismo.

Las características del nuevo ciudadano (a), están orientadas al fortalecimiento de una visión integral de su mundo, donde sea capaz de profundizar, relacionar y contextualizar los conocimientos científicos y tecnológicos, junto a los saberes ancestrales y cotidianos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**2.647.928**
INGRESOS CORRIENTES ORDINARIOS	2.647.928
TRANSFERENCIAS CORRIENTES	2.647.928
Transferencias corrientes del sector público	2.647.928
Transferencias corrientes internas recibidas del sector público	2.647.928
De la República	2.647.928
TOTAL RECURSOS	**2.647.928**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**2.647.928**
GASTOS DE CONSUMO	2.647.928
Remuneraciones	2.484.781
Sueldos, salarios y otras retribuciones	636.600
Beneficios y complementos de sueldos y salarios	576.332
Aportes patronales	280.280
Prestaciones sociales y otras indemnizaciones	433.503
Asistencia socioeconómica	558.066
Compra de bienes y servicios	163.147
Bienes de consumo	56.942
Servicios no personales	106.205
TOTAL GASTOS	**2.647.928**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123996	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			5.000		1.582.040			1.582.040
					TOTAL		**1.582.040**			**1.582.040**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		902.741			902.741
02	Gestión administrativa		163.147			163.147
	TOTAL		**1.065.888**			**1.065.888**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**5**	**3**	**19**	**636.600**		**636.600**
Personal Administrativo	4	2	3	9	225.792		225.792
Personal Docente	7	3		10	410.808		410.808
TOTAL	**11**	**5**	**3**	**19**	**636.600**		**636.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	2.484.781
4.02	Materiales, suministros y mercancías	56.942
4.03	Servicios no personales	106.205
	TOTAL	**2.647.928**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.647.928**
INGRESOS CORRIENTES ORDINARIOS	2.647.928
TRANSFERENCIAS CORRIENTES	2.647.928
Transferencias corrientes del sector público	2.647.928
Transferencias corrientes internas recibidas del sector público	2.647.928
De la República	2.647.928
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	2.647.928
- Recursos Ordinarios	2.647.928
1.2 GASTOS CORRIENTES	**2.647.928**
GASTOS DE CONSUMO	2.647.928
Remuneraciones	2.484.781
Sueldos, salarios y otras retribuciones	636.600
Beneficios y complementos de sueldos y salarios	576.332
Aportes patronales	280.280
Prestaciones sociales y otras indemnizaciones	433.503
Asistencia socioeconómica	558.066
Compra de bienes y servicios	163.147
Bienes de consumo	56.942
Servicios no personales	106.205
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	

A1364

Universidad Politécnica Territorial del Alto Apure Pedro Camejo

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ALTO APURE PEDRO CAMEJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del Alto Apure Pedro Camejo tiene como misión el encargo social de contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, con la participación activa y permanente del poder popular, abarcando múltiples campos de estudio, bajo enfoques inter y transdisciplinarios, para abordar los problemas y retos de su contexto territorial, de acuerdo con las necesidades del pueblo a partir de las realidades geo-históricas, culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

La Universidad promoverá el desarrollo local a través de actividades académicas mejoradas y realizará actividades de extensión universitaria o vinculación social; generando frutos importantes como el estudio de necesidades en las comunidades, el asesoramiento en conjunto con los consejos comunales en cuanto a la elaboración de proyectos, planes de desarrollo sustentable, actividades productivas, apoyo a través de servicios de maquinaria e implementos agrícolas para la producción, entre otros.

La actividad principal de la Universidad será desarrollar una formación integral de alto nivel, en estrecha relación con las comunidades, vinculada a los problemas, retos y proyectos en el contexto territorial, en la lucha por la erradicación de todas las formas de opresión, explotación, dominación y discriminación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**59.552.301**
INGRESOS CORRIENTES ORDINARIOS	59.552.301
TRANSFERENCIAS CORRIENTES	59.552.301
Transferencias corrientes del sector público	59.552.301
Transferencias corrientes internas recibidas del sector público	59.552.301
De la República	59.552.301
FUENTES DE FINANCIAMIENTO	**190.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	190.000
Disminución de otros activos financieros	190.000
Disminución de disponibilidades	190.000
Disminución de bancos	190.000
TOTAL RECURSOS	**59.742.301**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**58.192.738**
GASTOS DE CONSUMO	49.023.937
Remuneraciones	32.415.244
Sueldos, salarios y otras retribuciones	12.197.660
Beneficios y complementos de sueldos y salarios	7.626.585
Aportes patronales	2.284.504
Prestaciones sociales y otras indemnizaciones	2.463.690
Asistencia socioeconómica	5.316.805
Otros gastos de personal	2.526.000
Compra de bienes y servicios	15.878.357
Bienes de consumo	4.904.363
Servicios no personales	10.973.994
Impuestos indirectos	730.336
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.168.801
Al sector privado	8.722.157
Transferencias corrientes al sector privado	8.722.157
Directas a personas	8.353.000
Otras transferencias directas a personas	8.353.000
A instituciones sin fines de lucro	369.157
Al sector público	446.644
Transferencias corrientes al sector público	446.644
A los entes descentralizados sin fines empresariales para sus gastos	446.644
GASTOS DE CAPITAL	**1.359.563**
INVERSIÓN REAL DIRECTA	1.359.563
Formación bruta de capital fijo	1.332.243
Maquinaria, equipos y otros bienes muebles	1.332.243
Bienes intangibles	27.320
APLICACIONES FINANCIERAS	**190.000**
DISMINUCIÓN DE PASIVOS	190.000
Disminución de cuentas y efectos por pagar	150.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Disminución de cuentas y efectos por pagar a corto plazo	150.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	30.000
Disminución de aportes patronales y retenciones laborales por pagar	75.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	25.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	30.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	20.000
Disminución cuentas por pagar a proveedores a corto plazo	45.000
Disminución de otros pasivos	40.000
Disminución de fondos de terceros	40.000
Disminución de otros fondos de terceros	40.000
TOTAL GASTOS	**59.742.301**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124499	Desarrollo y Mantenimiento de la Infraestructura	área			20.000		7.680.023			7.680.023
124637	Formación de Estudiantes en los PNF	matrícula			2.545		14.010.334			14.010.334
124736	Formación en Postgrado o Estudios Avanzados	matrícula			88		1.361.553			1.361.553
124811	Investigación, Innovación y Gestión del Conocimiento	investigación			18		415.800			415.800
124831	Sistema de Recursos para la Formación e Intercambio Académico	usuario	1.273	1.272	2.545		2.962.975			2.962.975
124846	Sistema de Apoyo al Desarrollo Estudiantil	matrícula			2.545		21.090.157			21.090.157
124851	Intercambio y Gestión del Conocimiento con la Sociedad	evento			5		1.291.363			1.291.363
124852	Territorialización y Municipalización de la Educación Universitaria	plan			3		1.086.784			1.086.784
					TOTAL		49.898.989			49.898.989

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.066.748			7.066.748
02	Gestión administrativa	190.000	2.586.564			2.776.564
	TOTAL	**190.000**	**9.653.312**			**9.843.312**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**41**	**69**		**110**	**6.555.062**		**6.555.062**
Alto Nivel y de Dirección		1		1	271.604		271.604
Directivo	1	2		3	822.594		822.594
Profesional y Técnico	11	4		15	1.089.709		1.089.709
Personal Administrativo	1			1	272.427		272.427
Personal Docente	17	27		44	2.411.428		2.411.428
Obrero	11	35		46	1.687.300		1.687.300
Personal Contratado	**43**	**54**		**97**	**5.420.142**		**5.420.142**
Directivo		1		1	200.045		200.045
Profesional y Técnico	18	22		40	2.258.392		2.258.392
Personal Docente	25	31		56	2.961.705		2.961.705
TOTAL	**84**	**123**		**207**	**11.975.204**		**11.975.204**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	32.415.244
4.02	Materiales, suministros y mercancías	4.904.363
4.03	Servicios no personales	11.704.330
4.04	Activos reales	1.359.563
4.07	Transferencias y donaciones	9.168.801
4.11	Disminución de pasivos	190.000
	TOTAL	**59.742.301**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**59.552.301**
INGRESOS CORRIENTES ORDINARIOS	59.552.301
TRANSFERENCIAS CORRIENTES	59.552.301
Transferencias corrientes del sector público	59.552.301
Transferencias corrientes internas recibidas del sector público	59.552.301
De la República	59.552.301
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	59.552.301
- Recursos Ordinarios	59.552.301
1.2 GASTOS CORRIENTES	**58.192.738**
GASTOS DE CONSUMO	49.023.937
Remuneraciones	32.415.244
Sueldos, salarios y otras retribuciones	12.197.660
Beneficios y complementos de sueldos y salarios	7.626.585
Aportes patronales	2.284.504
Prestaciones sociales y otras indemnizaciones	2.463.690
Asistencia socioeconómica	5.316.805
Otros gastos de personal	2.526.000
Compra de bienes y servicios	15.878.357
Bienes de consumo	4.904.363
Servicios no personales	10.973.994
Impuestos indirectos	730.336
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.168.801
Al sector privado	8.722.157
Transferencias corrientes al sector privado	8.722.157
Directas a personas	8.353.000
Otras transferencias directas a personas	8.353.000
A instituciones sin fines de lucro	369.157
Al sector público	446.644
Transferencias corrientes al sector público	446.644

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A los entes descentralizados sin fines empresariales para sus gastos	446.644
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.359.563**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.359.563**
RECURSOS PROPIOS DE CAPITAL	1.359.563
Ahorro en cuenta corriente	1.359.563
2.2 GASTOS DE CAPITAL	**1.359.563**
INVERSIÓN REAL DIRECTA	1.359.563
Formación bruta de capital fijo	1.332.243
Maquinaria, equipos y otros bienes muebles	1.332.243
Bienes intangibles	27.320
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**190.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	190.000
Disminución de otros activos financieros	190.000
Disminución de disponibilidades	190.000
Disminución de bancos	190.000
3.2 APLICACIONES FINANCIERAS	**190.000**
DISMINUCIÓN DE PASIVOS	190.000
Disminución de cuentas y efectos por pagar	150.000
Disminución de cuentas y efectos por pagar a corto plazo	150.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	30.000
Disminución de aportes patronales y retenciones laborales por pagar	75.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	25.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	30.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	20.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución cuentas por pagar a proveedores a corto plazo	45.000
Disminución de otros pasivos	40.000
Disminución de fondos de terceros	40.000
Disminución de otros fondos de terceros	40.000

A1365

Universidad Politécnica Territorial del Estado Barinas José Félix Ribas

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO BARINAS JOSÉ FÉLIX RIBAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del Estado Barinas "José Félix Ribas", es un instrumento del pueblo Barinés para contribuir a su desarrollo integral y sustentable, en el marco de la construcción del socialismo bolivariano, a través de la formación integral de alto nivel en el área de Producción Agroalimentaria, Construcción Civil, Electricidad y Mecánica, para la generación y apropiación social del conocimiento y la vinculación activa con proyectos de desarrollo, empresas socialistas y las comunidades.

Esta universidad tiene como encargo social, contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, abordando los problemas y retos de su contexto de territorialidad, de acuerdo con las necesidades del pueblo, a partir de las realidades culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**80.370.686**
INGRESOS CORRIENTES ORDINARIOS	80.370.686
TRANSFERENCIAS CORRIENTES	80.370.686
Transferencias corrientes del sector público	80.370.686
Transferencias corrientes internas recibidas del sector público	80.370.686
De la República	80.370.686
FUENTES DE FINANCIAMIENTO	**5.191.650**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.191.650
Disminución de otros activos financieros	5.191.650
Disminución de disponibilidades	5.191.650
Disminución de bancos	5.191.650
TOTAL RECURSOS	**85.562.336**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**78.019.022**
GASTOS DE CONSUMO	66.751.896
Remuneraciones	46.250.795
Sueldos, salarios y otras retribuciones	16.255.373
Beneficios y complementos de sueldos y salarios	16.267.170
Aportes patronales	2.547.353
Prestaciones sociales y otras indemnizaciones	1.585.015
Asistencia socioeconómica	9.595.884
Compra de bienes y servicios	18.204.743
Bienes de consumo	5.109.411
Servicios no personales	13.095.332
Impuestos indirectos	2.296.358
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.267.126
Al sector privado	10.664.346
Transferencias corrientes al sector privado	9.444.143
Directas a personas	7.923.600
Otras transferencias directas a personas	7.923.600
A instituciones sin fines de lucro	1.520.543
Donaciones corrientes al sector privado	1.220.203
Donaciones a personas	1.200.203
Donaciones a instituciones sin fines de lucro	20.000
Al sector público	602.780
Transferencias corrientes al sector público	602.780
A los entes descentralizados sin fines empresariales para sus gastos	602.780
GASTOS DE CAPITAL	**3.294.860**
INVERSIÓN REAL DIRECTA	3.294.860
Formación bruta de capital fijo	3.268.106
Maquinaria, equipos y otros bienes muebles	3.268.106
Bienes intangibles	26.754

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**4.248.454**
DISMINUCIÓN DE PASIVOS	4.248.454
Disminución de cuentas y efectos por pagar	4.248.454
Disminución de cuentas y efectos por pagar a corto plazo	4.248.454
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.302.000
Disminución de aportes patronales y retenciones laborales por pagar	946.454
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	946.454
TOTAL GASTOS	**85.562.336**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123851	Formación de Estudiantes a través de Programas Nacionales de Formación.	matrícula			3.295		22.311.292			22.311.292
123936	Formación en Postgrado o Estudios Avanzados	matrícula			400		449.461			449.461
123940	Investigación, Innovación y Gestión del Conocimiento.	investigación			132		511.317			511.317
123953	Sistema de Apoyo al Desarrollo estudiantil	estudiante	1.944	1.946	3.890		20.474.036			20.474.036
123959	Sistemas de Recursos para la Formación e Intercambio Académico.	usuario	1.947	1.947	3.894		1.248.180			1.248.180
123969	Intercambio y Gestión del Conocimiento en la Sociedad.	persona	80.000	40.000	120.000		1.622.375			1.622.375
123994	Territorialización y Municipalización de la Educación Universitaria.	plan			1		2.174.639			2.174.639
124240	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			19.000		13.423.600			13.423.600
					TOTAL		**62.214.900**			**62.214.900**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.194.922			13.194.922
02	Gestión administrativa	5.191.650	4.960.864			10.152.514
	TOTAL	**5.191.650**	**18.155.786**			**23.347.436**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**139**	**88**		**227**	**11.651.424**		**11.651.424**
Alto Nivel y de Dirección		4		4	330.632		330.632
Profesional y Técnico	14	4		18	1.046.991		1.046.991
Personal Administrativo	16	3		19	1.105.158		1.105.158
Personal Docente	80	29		109	6.340.114		6.340.114
Obrero	29	48		77	2.828.529		2.828.529
Personal Contratado	**59**	**42**		**101**	**4.603.949**		**4.603.949**
Profesional y Técnico	19	15		34	1.549.844		1.549.844
Personal Administrativo	24			24	1.094.008		1.094.008
Personal Docente	16	27		43	1.960.097		1.960.097
TOTAL	**198**	**130**		**328**	**16.255.373**		**16.255.373**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	46.250.795
4.02	Materiales, suministros y mercancías	5.109.411
4.03	Servicios no personales	15.391.690
4.04	Activos reales	3.294.860
4.07	Transferencias y donaciones	11.267.126
4.11	Disminución de pasivos	4.248.454
	TOTAL	**85.562.336**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**80.370.686**
INGRESOS CORRIENTES ORDINARIOS	80.370.686
TRANSFERENCIAS CORRIENTES	80.370.686
Transferencias corrientes del sector público	80.370.686
Transferencias corrientes internas recibidas del sector público	80.370.686
De la República	80.370.686
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	80.370.686
- Recursos Ordinarios	80.370.686
1.2 GASTOS CORRIENTES	**78.019.022**
GASTOS DE CONSUMO	66.751.896
Remuneraciones	46.250.795
Sueldos, salarios y otras retribuciones	16.255.373
Beneficios y complementos de sueldos y salarios	16.267.170
Aportes patronales	2.547.353
Prestaciones sociales y otras indemnizaciones	1.585.015
Asistencia socioeconómica	9.595.884
Compra de bienes y servicios	18.204.743
Bienes de consumo	5.109.411
Servicios no personales	13.095.332
Impuestos indirectos	2.296.358
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.267.126
Al sector privado	10.664.346
Transferencias corrientes al sector privado	9.444.143
Directas a personas	7.923.600
Otras transferencias directas a personas	7.923.600
A instituciones sin fines de lucro	1.520.543
Donaciones corrientes al sector privado	1.220.203
Donaciones a personas	1.200.203
Donaciones a instituciones sin fines de lucro	20.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	602.780
Transferencias corrientes al sector público	602.780
A los entes descentralizados sin fines empresariales para sus gastos	602.780
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.351.664**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.351.664**
RECURSOS PROPIOS DE CAPITAL	2.351.664
Ahorro en cuenta corriente	2.351.664
2.2 GASTOS DE CAPITAL	**3.294.860**
INVERSIÓN REAL DIRECTA	3.294.860
Formación bruta de capital fijo	3.268.106
Maquinaria, equipos y otros bienes muebles	3.268.106
Bienes intangibles	26.754
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(943.196)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.191.650**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.191.650
Disminución de otros activos financieros	5.191.650
Disminución de disponibilidades	5.191.650
Disminución de bancos	5.191.650
3.2 APLICACIONES FINANCIERAS	**5.191.650**
DISMINUCIÓN DE PASIVOS	4.248.454
Disminución de cuentas y efectos por pagar	4.248.454
Disminución de cuentas y efectos por pagar a corto plazo	4.248.454
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.302.000
Disminución de aportes patronales y retenciones laborales por pagar	946.454
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	946.454
DÉFICIT FINANCIERO	943.196

A1366

Universidad Politécnica Territorial de Barlovento Argelia Laya

UNIVERSIDAD POLITÉCNICA TERRITORIAL DE BARLOVENTO ARGELIA LAYA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad nace, según decreto en Gaceta Oficial Extraordinaria de la República Bolivariana de Venezuela Nº 5.987 y Decreto Nº 7.568, de fecha 16 de julio de 2010, con sede en la Región de Barlovento, en el marco de la Misión Alma Mater, como Universidad Nacional Experimental, con personalidad jurídica y patrimonio propio distinto al de la República Bolivariana de Venezuela.

La Universidad desarrollará sedes con proyectos y programas académicos de formación intelectual, desarrollo tecnológico, innovación, asesoría y vinculación social en el territorio Barloventeño, mediante la articulación de la Misión Sucre y a través de alianzas con otras instituciones de educación universitaria y otras de la administración pública y privada.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**102.545.918**
INGRESOS CORRIENTES ORDINARIOS	102.545.918
TRANSFERENCIAS CORRIENTES	102.545.918
Transferencias corrientes del sector público	102.545.918
Transferencias corrientes internas recibidas del sector público	102.545.918
De la República	102.545.918
TOTAL RECURSOS	**102.545.918**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**98.746.744**
GASTOS DE CONSUMO	89.650.690
Remuneraciones	73.437.641
Sueldos, salarios y otras retribuciones	26.235.978
Beneficios y complementos de sueldos y salarios	20.207.832
Aportes patronales	4.045.105
Prestaciones sociales y otras indemnizaciones	9.955.697
Asistencia socioeconómica	12.882.029
Otros gastos de personal	111.000
Compra de bienes y servicios	15.332.575
Bienes de consumo	7.754.232
Servicios no personales	7.578.343
Impuestos indirectos	880.474
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.096.054
Al sector privado	8.326.937
Transferencias corrientes al sector privado	6.852.937
Directas a personas	6.852.937
Pensiones y otros beneficios asociados	358.189
Jubilaciones y otros beneficios asociados	4.065.416
Otras transferencias directas a personas	2.429.332
Donaciones corrientes al sector privado	1.474.000
Donaciones a personas	1.474.000
Al sector público	769.117
Transferencias corrientes al sector público	769.117
A los entes descentralizados sin fines empresariales para sus gastos	769.117
GASTOS DE CAPITAL	**3.799.174**
INVERSIÓN REAL DIRECTA	3.799.174
Formación bruta de capital fijo	3.799.174
Maquinaria, equipos y otros bienes muebles	3.605.174
Construcciones de bienes de dominio privado	194.000
TOTAL GASTOS	**102.545.918**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124614	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	2.500	2.500	5.000		15.530.449			15.530.449
124616	Sistema de Recursos para la formación e intercambio académico.	usuario	1.000	3.000	4.000		4.591.066			4.591.066
124633	Desarrollo y mantenimiento de la infraestructura física	metro cuadrado			31.500		13.547.027			13.547.027
124640	Investigación, Innovación y Gestión del Conocimiento	investigación			74		885.052			885.052
124641	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			5.000		37.085.786			37.085.786
124645	Intercambio y Gestión del conocimiento con la sociedad	actividad			618		2.169.889			2.169.889
124647	Formación de estudiantes en carreras	matricula			56		70.000			70.000
124648	Territorialización y Municipalización de la Educación Universitaria	plan			31		270.474			270.474
124649	Formación de postgrado o estudios avanzados	matricula			794		500.000			500.000
					TOTAL		74.649.743			74.649.743

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		19.804.432			19.804.432
02	Gestión administrativa		3.668.138			3.668.138
03	Previsión y protección social		4.423.605			4.423.605
	TOTAL		**27.896.175**			**27.896.175**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**95**	**120**		**215**	**15.482.460**		**15.482.460**
Directivo		3		3	305.676		305.676
Profesional y Técnico	24	9		33	1.820.892		1.820.892
Personal Administrativo	8	3		11	467.892		467.892
Personal Docente	47	58		105	9.990.324		9.990.324
Obrero	16	47		63	2.897.676		2.897.676
Personal Contratado	**84**	**99**		**183**	**8.483.184**		**8.483.184**
Profesional y Técnico	20	5		25	1.429.200		1.429.200
Personal Administrativo	15	4		19	794.400		794.400
Personal Docente	35	56		91	4.218.384		4.218.384
Obrero	14	34		48	2.041.200		2.041.200
TOTAL	**179**	**219**		**398**	**23.965.644**		**23.965.644**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**17**	**10**	**27**	**4.065.416**
Empleados	9		9	1.115.755
Docentes	6	9	15	2.573.029
Obreros	2	1	3	376.632
Pensionados		**4**	**4**	**358.189**
Empleados		4	4	358.189
TOTAL	**17**	**14**	**31**	**4.423.605**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	73.437.641
4.02	Materiales, suministros y mercancías	7.754.232
4.03	Servicios no personales	8.458.817
4.04	Activos reales	3.799.174
4.07	Transferencias y donaciones	9.096.054
	TOTAL	**102.545.918**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**102.545.918**
INGRESOS CORRIENTES ORDINARIOS	102.545.918
TRANSFERENCIAS CORRIENTES	102.545.918
Transferencias corrientes del sector público	102.545.918
Transferencias corrientes internas recibidas del sector público	102.545.918
De la República	102.545.918
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	102.545.918
Recursos Ordinarios	102.545.918
1.2 GASTOS CORRIENTES	**98.746.744**
GASTOS DE CONSUMO	89.650.690
Remuneraciones	73.437.641
Sueldos, salarios y otras retribuciones	26.235.978
Beneficios y complementos de sueldos y salarios	20.207.832
Aportes patronales	4.045.105
Prestaciones sociales y otras indemnizaciones	9.955.697
Asistencia socioeconómica	12.882.029
Otros gastos de personal	111.000
Compra de bienes y servicios	15.332.575
Bienes de consumo	7.754.232
Servicios no personales	7.578.343
Impuestos indirectos	880.474
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.096.054
Al sector privado	8.326.937
Transferencias corrientes al sector privado	6.852.937
Directas a personas	6.852.937
Pensiones y otros beneficios asociados	358.189
Jubilaciones y otros beneficios asociados	4.065.416
Otras transferencias directas a personas	2.429.332

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones corrientes al sector privado	1.474.000
Donaciones a personas	1.474.000
Al sector público	769.117
Transferencias corrientes al sector público	769.117
A los entes descentralizados sin fines empresariales para sus gastos	769.117
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.799.174**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.799.174**
RECURSOS PROPIOS DE CAPITAL	3.799.174
Ahorro en cuenta corriente	3.799.174
2.2 GASTOS DE CAPITAL	**3.799.174**
INVERSIÓN REAL DIRECTA	3.799.174
Formación bruta de capital fijo	3.799.174
Maquinaria, equipos y otros bienes muebles	3.605.174
Construcciones de bienes de dominio privado	194.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1367

Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO LARA ANDRÉS ELOY BLANCO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco, tiene como misión ser una universidad de excelencia en la generación de conocimientos producto de la gestión/actividad de investigación y de extensión, en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia que existe en el siglo XXI, destina los recursos presupuestarios hacia el fortalecimiento institucional en el mercado ocupacional, dando cumplimiento a las diferentes normativas legales en la formación de profesional a corto/mediano plazo, con un nivel de conciencia que le permita asumir sus responsabilidades en una sociedad de iguales.

La visión de la Universidad busca consolidar la ampliación de la plataforma tecnológica comunicacional, creando las bases para la incorporación a futuro de la Educación a Distancia. Donde la creación y funcionamiento de la Misión Alma Mater, exige a las instituciones de Educación Universitaria, un reajuste académico administrativo, con la finalidad de proporcionar la base necesaria de una Educación Socialista. La Suprema felicidad social orienta las acciones a una transformación de la realidad educativa tales como: adecuar el sistema educativo al modelo productivo socialista, fortalecer e incentivar la investigación en el proceso educativo, desarrollar la educación intercultural bilingüe, garantizar el acceso al conocimiento para universalizar la educación universitaria con pertinencia social

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**333.279.633**
INGRESOS CORRIENTES ORDINARIOS	333.279.633
TRANSFERENCIAS CORRIENTES	333.279.633
Transferencias corrientes del sector público	333.279.633
Transferencias corrientes internas recibidas del sector público	333.279.633
De la República	333.279.633
FUENTES DE FINANCIAMIENTO	**250.653**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.653
Disminución de otros activos financieros	250.653
Disminución de disponibilidades	250.653
Disminución de bancos	250.653
TOTAL RECURSOS	**333.530.286**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**327.173.672**
GASTOS DE CONSUMO	253.188.655
Remuneraciones	180.892.499
Sueldos, salarios y otras retribuciones	53.194.714
Beneficios y complementos de sueldos y salarios	28.259.745
Aportes patronales	3.122.376
Prestaciones sociales y otras indemnizaciones	45.215.975
Asistencia socioeconómica	51.099.689
Compra de bienes y servicios	65.603.752
Bienes de consumo	31.649.522
Servicios no personales	33.954.230
Impuestos indirectos	6.692.404
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.985.017
Al sector privado	71.485.421
Transferencias corrientes al sector privado	71.437.421
Directas a personas	71.437.421
Pensiones y otros beneficios asociados	2.708.340
Jubilaciones y otros beneficios asociados	51.503.081
Otras transferencias directas a personas	17.226.000
Donaciones corrientes al sector privado	48.000
Donaciones a personas	48.000
Al sector público	2.499.596
Transferencias corrientes al sector público	2.499.596
A los entes descentralizados sin fines empresariales para sus gastos	2.499.596
GASTOS DE CAPITAL	**6.105.961**
INVERSIÓN REAL DIRECTA	6.105.961
Formación bruta de capital fijo	6.007.537
Maquinaria, equipos y otros bienes muebles	3.990.415
Construcciones de bienes de dominio privado	2.017.122
Bienes intangibles	98.424

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**250.653**
DISMINUCIÓN DE PASIVOS	250.653
Disminución de cuentas y efectos por pagar	250.653
Disminución de cuentas y efectos por pagar a corto plazo	250.653
Disminución cuentas por pagar a proveedores a corto plazo	250.653
TOTAL GASTOS	**333.530.286**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123826	Formación de estudiantes en los programas nacionales de Formación (PNF)	matrícula			8.777		83.620.606			83.620.606
123827	formación de estudiantes en carreras	matrícula			1.427		17.812.007			17.812.007
123829	formación en post grado o estudios avanzados	matrícula			900		3.916.887			3.916.887
123830	Investigación, Innovación y Gestión del Conocimiento	investigación			12		573.592			573.592
123831	sistema de recursos para la formación e intercambio académico	usuario	18.794	8.054	26.848		12.870.119			12.870.119
123835	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	5.100	5.100	10.200		69.144.243			69.144.243
123836	Intercambio y gestión del conocimiento con la sociedad	persona	9.500	9.500	19.000		5.204.091			5.204.091
123837	desarrollo y mantenimiento de la infraestructura	metro cuadrado			79.600		42.379.925			42.379.925
123838	Territorialización y Municipalización de la Educación Universitaria	plan			12		740.595			740.595
					TOTAL		**236.262.065**			**236.262.065**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		28.790.192			28.790.192
02	Gestión administrativa	250.653	14.015.955			14.266.608
03	Previsión y protección social		54.211.421			54.211.421
	TOTAL	**250.653**	**97.017.568**			**97.268.221**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**247**	**202**	**122**	**571**	**29.364.442**		**29.364.442**
Alto Nivel y de Dirección	1			1	468.300		468.300
Profesional y Técnico	21	7	86	114	6.094.308		6.094.308
Personal Administrativo	16	4	22	42	1.706.274		1.706.274
Personal Docente	167	130		297	20.241.832		20.241.832
Obrero	42	61	14	117	853.728		853.728
Personal Contratado	**394**	**237**		**631**	**20.532.042**		**20.532.042**
Profesional y Técnico	168	87		255	7.227.390		7.227.390
Personal Administrativo	25	10		35	750.858		750.858
Personal Docente	188	131		319	12.096.282		12.096.282
Obrero	13	9		22	457.512		457.512
TOTAL	**641**	**439**	**122**	**1.202**	**49.896.484**		**49.896.484**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**190**	**176**	**366**	**51.503.081**
Empleados	67	26	93	8.615.350
Docentes	103	118	221	38.267.943
Obreros	20	32	52	4.619.788
Pensionados	**20**	**11**	**31**	**2.708.340**
Empleados	4	1	5	369.874
Docentes	13	10	23	2.172.132
Obreros	3		3	166.334
TOTAL	**210**	**187**	**397**	**54.211.421**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	180.892.499
4.02	Materiales, suministros y mercancías	31.649.522
4.03	Servicios no personales	40.646.634
4.04	Activos reales	6.105.961
4.07	Transferencias y donaciones	73.985.017
4.11	Disminución de pasivos	250.653
	TOTAL	**333.530.286**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**333.279.633**
INGRESOS CORRIENTES ORDINARIOS	333.279.633
TRANSFERENCIAS CORRIENTES	333.279.633
Transferencias corrientes del sector público	333.279.633
Transferencias corrientes internas recibidas del sector público	333.279.633
De la República	333.279.633
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	333.279.633
- Recursos Ordinarios	333.279.633
1.2 GASTOS CORRIENTES	**327.173.672**
GASTOS DE CONSUMO	253.188.655
Remuneraciones	180.892.499
Sueldos, salarios y otras retribuciones	53.194.714
Beneficios y complementos de sueldos y salarios	28.259.745
Aportes patronales	3.122.376
Prestaciones sociales y otras indemnizaciones	45.215.975
Asistencia socioeconómica	51.099.689
Compra de bienes y servicios	65.603.752
Bienes de consumo	31.649.522
Servicios no personales	33.954.230
Impuestos indirectos	6.692.404
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.985.017
Al sector privado	71.485.421
Transferencias corrientes al sector privado	71.437.421
Directas a personas	71.437.421
Pensiones y otros beneficios asociados	2.708.340
Jubilaciones y otros beneficios asociados	51.503.081
Otras transferencias directas a personas	17.226.000
Donaciones corrientes al sector privado	48.000
Donaciones a personas	48.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	2.499.596
Transferencias corrientes al sector público	2.499.596
A los entes descentralizados sin fines empresariales para sus gastos	2.499.596
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.105.961**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.105.961**
RECURSOS PROPIOS DE CAPITAL	6.105.961
Ahorro en cuenta corriente	6.105.961
2.2 GASTOS DE CAPITAL	**6.105.961**
INVERSIÓN REAL DIRECTA	6.105.961
Formación bruta de capital fijo	6.007.537
Maquinaria, equipos y otros bienes muebles	3.990.415
Construcciones de bienes de dominio privado	2.017.122
Bienes intangibles	98.424
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**250.653**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.653
Disminución de otros activos financieros	250.653
Disminución de disponibilidades	250.653
Disminución de bancos	250.653
3.2 APLICACIONES FINANCIERAS	**250.653**
DISMINUCIÓN DE PASIVOS	250.653
Disminución de cuentas y efectos por pagar	250.653
Disminución de cuentas y efectos por pagar a corto plazo	250.653
Disminución cuentas por pagar a proveedores a corto plazo	250.653

A1368

Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL NORTE DEL TÁCHIRA MANUELA SÁENZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La misión de la Universidad, es ser una institución de carácter público que tiene como tarea fundamental formar integralmente a profesionales en las áreas de agroalimentación, industrial y ambiente, con énfasis en el trabajo creador, productivo y autónomo. A lo largo del período de preparación, los estudiantes serán formados, con gran sensibilidad humana, espíritu emprendedor, compromiso social, conciencia ecológica, con profundos valores éticos, patrióticos y democráticos. Estas cualidades permitirán a los profesionales guiar de la mejor manera sus vidas y la de sus semejantes, resolver los problemas científicos, técnicos, económicos y sociales propios del contexto además de contribuir a elevar la calidad de vida personal, familiar, comunitaria y ambiental.

Su visión es consolidarse como una institución de educación universitaria de excelencia académica, con la participación de la comunidad universitaria y actores sociales protagónica de una formación integral y liberadora de cada hombre y cada mujer, a la vez, propulsar de la transformación socio-cultural y política orientada por los principios del desarrollo endógeno- sustentable, equidad, justicia social, soberanía nacional, paz y bien común

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**45.643.910**
INGRESOS CORRIENTES ORDINARIOS	45.643.910
TRANSFERENCIAS CORRIENTES	45.643.910
Transferencias corrientes del sector público	45.643.910
Transferencias corrientes internas recibidas del sector público	45.643.910
De la República	45.643.910
FUENTES DE FINANCIAMIENTO	**346.696**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	346.696
Disminución de otros activos financieros	346.696
Disminución de disponibilidades	346.696
Disminución de caja	346.696
TOTAL RECURSOS	**45.990.606**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**44.757.990**
GASTOS DE CONSUMO	36.932.990
Remuneraciones	26.245.179
Sueldos, salarios y otras retribuciones	10.341.270
Beneficios y complementos de sueldos y salarios	8.552.830
Aportes patronales	2.258.147
Prestaciones sociales y otras indemnizaciones	738.092
Asistencia socioeconómica	4.354.840
Compra de bienes y servicios	9.698.085
Bienes de consumo	2.192.636
Servicios no personales	7.505.449
Impuestos indirectos	989.726
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.825.000
Al sector privado	7.709.000
Transferencias corrientes al sector privado	7.189.000
Directas a personas	6.696.000
Otras transferencias directas a personas	6.696.000
A instituciones sin fines de lucro	493.000
Donaciones corrientes al sector privado	520.000
Donaciones a personas	410.000
Donaciones a instituciones sin fines de lucro	110.000
Al sector público	116.000
Transferencias corrientes al sector público	116.000
A los entes descentralizados sin fines empresariales para sus gastos	116.000
GASTOS DE CAPITAL	**1.232.616**
INVERSIÓN REAL DIRECTA	1.232.616
Formación bruta de capital fijo	1.232.616
Maquinaria, equipos y otros bienes muebles	1.232.616
TOTAL GASTOS	**45.990.606**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123846	Formación de estudiantes en los Programas Nacionales de Formación	estudiante	1000	1000	2.000		13.688.732			13.688.732
123849	Formación en post grado o estudios avanzados	matrícula			80		131.720			131.720
123850	Formación de estudiantes en carrera	matrícula			270		2.515.147			2.515.147
123857	Intercambio y gestión del conocimiento con la sociedad	actividad			1.700		252.360			252.360
123858	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			2.000		2.129.616			2.129.616
123867	Investigación, Innovación y Gestión del Conocimiento	investigación			100		130.380			130.380
123870	Territorialización y municipalización de la educación universitaria	actividad			5.800		109.760			109.760
123871	Sistema de recursos para la formación e intercambio académico	usuario	1.040	660	1.700		403.400			403.400
123975	Sistema de Apoyo al Desarrollo Estudiantil	estudiante	1000	1000	2.000		14.198.204			14.198.204
					TOTAL		33.559.319			33.559.319

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		9.133.034			9.133.034
02	Gestión administrativa	346.696	2.951.557			3.298.253
	TOTAL	**346.696**	**12.084.591**			**12.431.287**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**13**		**38**	**3.335.520**		**3.335.520**
Alto Nivel y de Dirección		1		1	101.892		101.892
Directivo		1		1	101.892		101.892
Personal Docente	25	11		36	3.131.736		3.131.736
Personal Contratado	**56**	**56**		**112**	**6.465.750**		**6.465.750**
Directivo	1			1	75.396		75.396
Personal Administrativo	19	31		50	2.927.412		2.927.412
Personal Docente	31	20		51	3.028.950		3.028.950
Obrero	5	5		10	433.992		433.992
TOTAL	**81**	**69**		**150**	**9.801.270**		**9.801.270**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	26.245.179
4.02	Materiales, suministros y mercancías	2.192.636
4.03	Servicios no personales	8.495.175
4.04	Activos reales	1.232.616
4.07	Transferencias y donaciones	7.825.000
	TOTAL	**45.990.606**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**45.643.910**
INGRESOS CORRIENTES ORDINARIOS	45.643.910
TRANSFERENCIAS CORRIENTES	45.643.910
Transferencias corrientes del sector público	45.643.910
Transferencias corrientes internas recibidas del sector público	45.643.910
De la República	45.643.910
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	45.643.910
- Recursos Ordinarios	45.643.910
1.2 GASTOS CORRIENTES	**44.757.990**
GASTOS DE CONSUMO	36.932.990
Remuneraciones	26.245.179
Sueldos, salarios y otras retribuciones	10.341.270
Beneficios y complementos de sueldos y salarios	8.552.830
Aportes patronales	2.258.147
Prestaciones sociales y otras indemnizaciones	738.092
Asistencia socioeconómica	4.354.840
Compra de bienes y servicios	9.698.085
Bienes de consumo	2.192.636
Servicios no personales	7.505.449
Impuestos indirectos	989.726
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.825.000
Al sector privado	7.709.000
Transferencias corrientes al sector privado	7.189.000
Directas a personas	6.696.000
Otras transferencias directas a personas	6.696.000
A instituciones sin fines de lucro	493.000
Donaciones corrientes al sector privado	520.000
Donaciones a personas	410.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Donaciones a instituciones sin fines de lucro	110.000
Al sector público	116.000
Transferencias corrientes al sector público	116.000
A los entes descentralizados sin fines empresariales para sus gastos	116.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**885.920**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**885.920**
RECURSOS PROPIOS DE CAPITAL	885.920
Ahorro en cuenta corriente	885.920
2.2 GASTOS DE CAPITAL	**1.232.616**
INVERSIÓN REAL DIRECTA	1.232.616
Formación bruta de capital fijo	1.232.616
Maquinaria, equipos y otros bienes muebles	1.232.616
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(346.696)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**346.696**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	346.696
Disminución de otros activos financieros	346.696
Disminución de disponibilidades	346.696
Disminución de caja	346.696
3.2 APLICACIONES FINANCIERAS	**346.696**
DÉFICIT FINANCIERO	346.696

A1369

Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO ARAGUA FEDERICO BRITO FIGUEROA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Universidad Politécnica Territorial del Estado Aragua "Federico Brito Figueroa" se crea mediante el Decreto N° 7.566 en la Gaceta Oficial de la República Bolivariana de Venezuela Extraordinario N° 5.987, en el marco de la Misión Alma Mater, como Universidad Nacional Experimental, con personalidad jurídica y patrimonio propio, con sede inicial en la ciudad de La Victoria.

La universidad desarrollará proyectos, y programas académicos de formación, creación intelectual, desarrollo tecnológico, innovación, asesoría y vinculación social en todo el Estado Aragua, mediante la articulación con la Misión Sucre, a través de alianzas con otras instituciones de educación universitaria.

Tiene como misión, contribuir a la formación de un profesional de carácter humanista, en las diferentes áreas del conocimiento, atendiendo la vocación, centrado en principios y valores universales, con sensibilidad social, ambiental, ecológica e identidad regional, nacional, latinoamericana y caribeña, en función del desarrollo endógeno para la transformación y el mejoramiento de la calidad de vida de los ciudadanos y ciudadanas.

La Universidad Politécnica, Territorial Del Estado Aragua "Federico Brito Figueroa" garantizará la continuidad, permanencia, prosecución de los estudiantes del Instituto Universitario de Tecnología de La Victoria, que actualmente están cursando estudios de Técnico Superior Universitario, así como la transferencia de personal y garantía de los derechos laborales, continuidad de los procesos de concursos para el personal docente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**198.917.293**
INGRESOS CORRIENTES ORDINARIOS	198.917.293
TRANSFERENCIAS CORRIENTES	198.917.293
Transferencias corrientes del sector público	198.917.293
Transferencias corrientes internas recibidas del sector público	198.917.293
De la República	198.917.293
FUENTES DE FINANCIAMIENTO	**7.850.000**
INCREMENTO DE PASIVOS	7.850.000
Incremento de cuentas y efectos por pagar	7.850.000
Incremento de cuentas y efectos por pagar a corto plazo	7.250.000
Incremento de sueldos, salarios y otras remuneraciones por pagar	1.500.000
Incremento de aportes patronales y retenciones laborales por pagar	5.750.000
Incremento de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.875.000
Incremento de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	300.000
Incremento de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	150.000
Incremento de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	400.000
Incremento de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	460.000
Incremento de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	50.000
Incremento de aportes patronales y retenciones laborales por pagar a caja de ahorros	199.100
Incremento de aportes patronales y retenciones laborales por pagar por pensión alimenticia	36.000
Incremento de otros aportes patronales por pagar	800.000
Incremento de otras retenciones laborales por pagar	1.479.900
Incremento de cuentas y efectos por pagar a mediano y largo plazo	600.000
Incremento de cuentas por pagar a proveedores a mediano y largo plazo	600.000
TOTAL RECURSOS	**206.767.293**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**192.639.115**
GASTOS DE CONSUMO	145.997.929
Remuneraciones	108.329.998
Sueldos, salarios y otras retribuciones	37.346.768
Beneficios y complementos de sueldos y salarios	37.090.281
Aportes patronales	7.080.605
Prestaciones sociales y otras indemnizaciones	9.625.327
Asistencia socioeconómica	17.187.017
Compra de bienes y servicios	35.231.853
Bienes de consumo	5.280.675
Servicios no personales	29.951.178
Impuestos indirectos	2.436.078
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.641.186
Al sector privado	45.149.306
Transferencias corrientes al sector privado	45.149.306
Directas a personas	45.149.306
Pensiones y otros beneficios asociados	4.268.957
Jubilaciones y otros beneficios asociados	17.654.949
Otras transferencias directas a personas	23.225.400
Al sector público	1.491.880
Donaciones corrientes al sector público	1.491.880
A los entes descentralizados sin fines empresariales	1.491.880
GASTOS DE CAPITAL	**6.278.178**
INVERSIÓN REAL DIRECTA	6.278.178
Formación bruta de capital fijo	6.278.178
Maquinaria, equipos y otros bienes muebles	6.278.178
APLICACIONES FINANCIERAS	**7.850.000**
DISMINUCIÓN DE PASIVOS	7.850.000
Disminución de cuentas y efectos por pagar	7.850.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Disminución de cuentas y efectos por pagar a corto plazo	7.850.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.500.000
Disminución de aportes patronales y retenciones laborales por pagar	5.750.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.875.000
Disminución de aportes patronales y retenciones laborales por pagar } al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	300.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	150.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	400.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	460.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	50.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	199.100
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	36.000
Disminución de otros aportes patronales por pagar	800.000
Disminución de otras retenciones laborales por pagar	1.479.900
Disminución cuentas por pagar a proveedores a corto plazo	600.000
TOTAL GASTOS	**206.767.293**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124333	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matrícula			24.120		55.598.760			55.598.760
124370	Formación de estudiantes en carreras	matrícula			320		3.069.379			3.069.379
124375	Formación en Post Grado o Estudios avanzados	matrícula			367		327.847			327.847
124376	Investigación, innovación y gestión del conocimiento	investigación			12		1.392.150			1.392.150
124435	Sistema de recursos para la formación e intercambio académico	usuario	10.450	14.937	25.387		5.218.046			5.218.046
124472	Territorialización y Municipalización de la educación universitaria	matrícula			1		140.500			140.500
124480	Desarrollo y Mantenimiento de Infraestructura Física	plan			177		28.473.744			28.473.744
124505	Sistemas de Apoyo al Desarrollo Estudiantil	estudiante	7.586	7.589	15.175		48.937.311			48.937.311
124518	Intercambio y Gestión del Conocimiento en la Sociedad	comunidad			4.000		1.335.120			1.335.120
					TOTAL		**144.492.857**			**144.492.857**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		24.642.963			24.642.963
02	Gestión administrativa		7.857.567		7.850.000	15.707.567
03	Previsión y protección social		21.923.906			21.923.906
	TOTAL		**54.424.436**		**7.850.000**	**62.274.436**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**214**	**194**		**408**	**25.536.345**		**25.536.345**
Alto Nivel y de Dirección	1			1	146.856		146.856
Profesional y Técnico	31	12		43	3.019.938		3.019.938
Personal Administrativo	32	10		42	2.949.706		2.949.706
Personal Docente	91	107		198	13.905.760		13.905.760
Obrero	59	65		124	5.514.085		5.514.085
Personal Fijo a Tiempo Parcial	**17**	**17**		**34**	**813.168**		**813.168**
Profesional y Técnico	2	1		3	71.750		71.750
Personal Administrativo		2		2	47.833		47.833
Personal Docente	15	14		29	693.585		693.585
Personal Contratado	**147**	**194**		**341**	**10.997.255**		**10.997.255**
Personal Administrativo	41	26		67	2.021.373		2.021.373
Personal Docente	83	139		222	6.697.682		6.697.682
Obrero	23	29		52	2.278.200		2.278.200
TOTAL	**378**	**405**		**783**	**37.346.768**		**37.346.768**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**74**	**89**	**163**	**17.654.949**
Empleados	43	10	53	5.740.567
Docentes	17	67	84	9.098.255
Obreros	14	12	26	2.816.127
Pensionados	**29**	**13**	**42**	**4.268.957**
Empleados	5	5	10	667.024
Docentes	15	5	20	2.801.504
Obreros	9	3	12	800.429
TOTAL	**103**	**102**	**205**	**21.923.906**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	108.329.998
4.02	Materiales, suministros y mercancías	5.280.675
4.03	Servicios no personales	32.387.256
4.04	Activos reales	6.278.178
4.07	Transferencias y donaciones	46.641.186
4.11	Disminución de pasivos	7.850.000
	TOTAL	**206.767.293**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**198.917.293**
INGRESOS CORRIENTES ORDINARIOS	198.917.293
TRANSFERENCIAS CORRIENTES	198.917.293
Transferencias corrientes del sector público	198.917.293
Transferencias corrientes internas recibidas del sector público	198.917.293
De la República	198.917.293
Ministerio del Poder Popular para Educación Universitaria, Ciencia y Tecnología	198.917.293
- Recursos Ordinarios	198.917.293
1.2 GASTOS CORRIENTES	**192.639.115**
GASTOS DE CONSUMO	145.997.929
Remuneraciones	108.329.998
Sueldos, salarios y otras retribuciones	37.346.768
Beneficios y complementos de sueldos y salarios	37.090.281
Aportes patronales	7.080.605
Prestaciones sociales y otras indemnizaciones	9.625.327
Asistencia socioeconómica	17.187.017
Compra de bienes y servicios	35.231.853
Bienes de consumo	5.280.675
Servicios no personales	29.951.178
Impuestos indirectos	2.436.078
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.641.186
Al sector privado	45.149.306
Transferencias corrientes al sector privado	45.149.306
Directas a personas	45.149.306
Pensiones y otros beneficios asociados	4.268.957
Jubilaciones y otros beneficios asociados	17.654.949
Otras transferencias directas a personas	23.225.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Al sector público	**1.491.880**
Donaciones corrientes al sector público	1.491.880
A los entes descentralizados sin fines empresariales	1.491.880
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.278.178**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.278.178**
RECURSOS PROPIOS DE CAPITAL	6.278.178
Ahorro en cuenta corriente	6.278.178
2.2 GASTOS DE CAPITAL	**6.278.178**
INVERSIÓN REAL DIRECTA	6.278.178
Formación bruta de capital fijo	6.278.178
Maquinaria, equipos y otros bienes muebles	6.278.178
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**7.850.000**
INCREMENTO DE PASIVOS	7.850.000
Incremento de cuentas y efectos por pagar	7.850.000
Incremento de cuentas y efectos por pagar a corto plazo	7.250.000
Incremento de sueldos, salarios y otras remuneraciones por pagar	1.500.000
Incremento de aportes patronales y retenciones laborales por pagar	5.750.000
Incremento de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.875.000
Incremento de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	300.000
Incremento de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	150.000
Incremento de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	400.000
Incremento de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	460.000
Incremento de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	50.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Incremento de aportes patronales y retenciones laborales por pagar a caja de ahorros	199.100
Incremento de aportes patronales y retenciones laborales por pagar por pensión alimenticia	36.000
Incremento de otros aportes patronales por pagar	800.000
Incremento de otras retenciones laborales por pagar	1.479.900
Incremento de cuentas y efectos por pagar a mediano y largo plazo	600.000
Incremento de cuentas por pagar a proveedores a mediano y largo plazo	600.000
3.2 APLICACIONES FINANCIERAS	**7.850.000**
DISMINUCIÓN DE PASIVOS	7.850.000
Disminución de cuentas y efectos por pagar	7.850.000
Disminución de cuentas y efectos por pagar a corto plazo	7.850.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.500.000
Disminución de aportes patronales y retenciones laborales por pagar	5.750.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.875.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme)	300.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	150.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	400.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	460.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	50.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	199.100
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	36.000
Disminución de otros aportes patronales por pagar	800.000
Disminución de otras retenciones laborales por pagar	1.479.900
Disminución cuentas por pagar a proveedores a corto plazo	600.000

73
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda

Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda

A0052 Instituto Nacional de Parques (INPARQUES)

A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)

A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)

A0103 Fundación Instituto Forestal Latinoamericano

A0251 Instituto Nacional de Tierras Urbanas

A0255 Superintendencia Nacional de Arrendamiento de Vivienda

A0324 Fundación de Educación Ambiental

A0343 Fundación Laboratorio Nacional de Hidráulica

A0354 Fundación Nacional de Parques Zoológicos y Acuarios

A0444 Fundación Misión Hábitat

A0541 Fundación Gran Misión Barrio Nuevo Barrio Tricolor

A0563 Autoridad Única de Área para el Estado Carabobo "Ciudad Hugo Chávez"

A0662 Instituto Nacional de la Vivienda (INAVI)

A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)

A0909 Instituto Geográfico de Venezuela "Simón Bolívar"

A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)

A0052

Instituto Nacional de Parques (INPARQUES)

INSTITUTO NACIONAL DE PARQUES (INPARQUES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Parques (Inparques), fundamenta su creación de acuerdo a lo establecido en la Ley de Reforma Parcial de la Ley del Instituto Nacional de Parques, publicado en la Gaceta Oficial de la República de Venezuela N° 2.290 Extraordinario de fecha 21/07/1978.

En este sentido, Inparques tiene por objeto ejercer la rectoría de las políticas públicas, orientadas hacia la protección y manejo del sistema de parques nacionales, monumentos naturales y parques de recreación, los cuales representan el soporte esencial para fomentar la protección del ecosistema, con carácter de inclusión social y participación comunitaria, que permitirán establecer el vínculo entre el ser humano y la naturaleza, hacia el logro de la felicidad suprema. De igual forma, Inparques contribuye al desarrollo nacional, cónsono con la conservación del medio ambiente, garantizando a las generaciones presentes y futuras, los derechos fundamentales de la vida, bajo principios de igualdad y a su vez la protección las reservas de recursos estratégicos, para la soberanía, la seguridad territorial y la independencia.

Entre los lineamientos institucionales, Inparques se propone en la ejecución de presupuesto 2015, los siguientes aspectos:

- Masificar el acceso y disfrute de los parques para toda la población, creando conciencia acerca de la necesidad de proteger el ambiente natural.
- Mejorar las condiciones de la infraestructura existente en los parques, para reflejar a través de éstos, el concepto cotidiano del vivir bien.
- Desarrollar en los parques, una programación recreativa y formativa de carácter permanente, para la atención a la población en general.
- Impulsar el trabajo para la conformación y articulación de los movimientos sociales con las comunidades, a partir de las políticas desarrolladas desde la Institución.
- Establecer una política de protección y divulgación científica de las especies que se encuentran en nuestros parques, como parte de la soberanía nacional.
- Implementar una estrategia de trabajo con respaldo legal, para el logro de la transformación de la Institución, en consonancia con la normativa establecida y con los principios ecológicos, que respalda el Ejecutivo Nacional.
- Coordinar una política de soberanía y defensa en pro de la protección integral de las zonas protegidas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**407.108.772**
INGRESOS CORRIENTES ORDINARIOS	407.108.772
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	69.167.000
Venta de otros bienes y servicios	69.167.000
TRANSFERENCIAS CORRIENTES	337.941.772
Transferencias corrientes del sector público	337.941.772
Transferencias corrientes internas recibidas del sector público	337.941.772
De la República	337.941.772
INGRESOS DE CAPITAL	**320.000**
RECURSOS PROPIOS DE CAPITAL	320.000
Incremento de la depreciación y amortización acumuladas	320.000
TOTAL RECURSOS	**407.428.772**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**401.778.772**
GASTOS DE CONSUMO	395.789.158
Remuneraciones	362.055.776
Sueldos, salarios y otras retribuciones	134.660.331
Beneficios y complementos de sueldos y salarios	96.681.013
Aportes patronales	16.850.051
Prestaciones sociales y otras indemnizaciones	28.958.740
Asistencia socioeconómica	84.905.641
Compra de bienes y servicios	31.577.577
Bienes de consumo	15.672.707
Servicios no personales	15.904.870
Impuestos indirectos	1.835.805
Depreciación y amortización	320.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.989.614
Al sector privado	5.989.614
Transferencias corrientes al sector privado	5.989.614
Directas a personas	5.989.614
Pensiones y otros beneficios asociados	142.333
Jubilaciones y otros beneficios asociados	5.847.281
GASTOS DE CAPITAL	**1.500.000**
INVERSIÓN REAL DIRECTA	1.500.000
Formación bruta de capital fijo	1.500.000
Maquinaria, equipos y otros bienes muebles	500.000
Construcciones de bienes de dominio privado	500.000
Construcciones de bienes de dominio público	500.000
APLICACIONES FINANCIERAS	**4.150.000**
DISMINUCIÓN DE PASIVOS	4.150.000
Disminución de cuentas y efectos por pagar	4.150.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de cuentas y efectos por pagar a corto plazo	4.150.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.650.000
Disminución de aportes patronales y retenciones laborales por pagar	700.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	100.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000
Disminución cuentas por pagar a contratistas a corto plazo	600.000
TOTAL GASTOS	**407.428.772**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125607	Ámbito rector para el manejo de recursos y planificación de áreas del sistema nacional de parques	Área			49	31.593.191	123.941.772			155.534.963
125676	Ámbito rector para el uso público del sistema nacional de parques	Persona	2.801.750	2.701.750	5.503.500	12.793.764	50.000.000			62.793.764
126266	Ámbito rector de protección del sistema nacional de parques	Kilómetro			225	13.707.061	25.000.000			38.707.061
126284	Ámbito rector para la promoción del desarrollo comunal en el sistema nacional de parques	Zona			56	3.148.865	19.000.000			22.148.865
					TOTAL	61.242.881	217.941.772			279.184.653

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		104.875.232			104.875.232
02	Gestión administrativa	8.244.119	9.135.154			17.379.273
03	Previsión y protección social		5.989.614			5.989.614
	TOTAL	**8.244.119**	**120.000.000**			**128.244.119**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**403**	**1.102**		**1.505**	**27.579.886**	**2.617.891**	**30.197.777**
Alto Nivel y de Dirección	1			1	24.403	2.050	26.453
Directivo	36	59		95	24.403		24.403
Profesional y Técnico	89	97		186	3.431.614	435.102	3.866.716
Personal Administrativo	85	46		131	2.999.152	304.785	3.303.937
Obrero	192	900		1.092	21.100.314	1.875.954	22.976.268
Personal Contratado	**682**	**1.546**		**2.228**	**43.413.691**		**43.413.691**
Profesional y Técnico	400	1.000		1.400	13.608.549		13.608.549
Personal Administrativo	133	417		550	24.693.344		24.693.344
Obrero	149	129		278	5.111.798		5.111.798
TOTAL	1.085	2.648		3.733	70.993.577	2.617.891	73.611.468

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**131**	**206**	**337**	**5.847.281**
Empleados	131	206	337	5.847.281
Pensionados	**13**	**4**	**17**	**142.333**
Obreros	13	4	17	142.333
TOTAL	144	210	354	5.989.614

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	362.055.776
4.02	Materiales, suministros y mercancías	15.672.707
4.03	Servicios no personales	17.740.675
4.04	Activos reales	1.500.000
4.07	Transferencias y donaciones	5.989.614
4.08	Otros gastos	320.000
4.11	Disminución de pasivos	4.150.000
	TOTAL	**407.428.772**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**407.108.772**
INGRESOS CORRIENTES ORDINARIOS	407.108.772
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	69.167.000
Venta de otros bienes y servicios	69.167.000
TRANSFERENCIAS CORRIENTES	337.941.772
Transferencias corrientes del sector público	337.941.772
Transferencias corrientes internas recibidas del sector público	337.941.772
De la República	337.941.772
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	337.941.772
-Recursos Ordinarios	337.941.772
1.2 GASTOS CORRIENTES	**401.778.772**
GASTOS DE CONSUMO	395.789.158
Remuneraciones	362.055.776
Sueldos, salarios y otras retribuciones	134.660.331
Beneficios y complementos de sueldos y salarios	96.681.013
Aportes patronales	16.850.051
Prestaciones sociales y otras indemnizaciones	28.958.740
Asistencia socioeconómica	84.905.641
Compra de bienes y servicios	31.577.577
Bienes de consumo	15.672.707
Servicios no personales	15.904.870
Impuestos indirectos	1.835.805
Depreciación y amortización	320.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.989.614
Al sector privado	5.989.614
Transferencias corrientes al sector privado	5.989.614
Directas a personas	5.989.614

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	142.333
Jubilaciones y otros beneficios asociados	5.847.281
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.330.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.650.000**
RECURSOS PROPIOS DE CAPITAL	5.650.000
Ahorro en cuenta corriente	5.330.000
Incremento de la depreciación y amortización acumuladas	320.000
2.2 GASTOS DE CAPITAL	**1.500.000**
INVERSIÓN REAL DIRECTA	1.500.000
Formación bruta de capital fijo	1.500.000
Maquinaria, equipos y otros bienes muebles	500.000
Construcciones de bienes de dominio privado	500.000
Construcciones de bienes de dominio público	500.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**4.150.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.150.000**
SUPERÁVIT FINANCIERO	4.150.000
3.2 APLICACIONES FINANCIERAS	**4.150.000**
DISMINUCIÓN DE PASIVOS	4.150.000
Disminución de cuentas y efectos por pagar	4.150.000
Disminución de cuentas y efectos por pagar a corto plazo	4.150.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.650.000
Disminución de aportes patronales y retenciones laborales por pagar	700.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	100.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000
Disminución cuentas por pagar a contratistas a corto plazo	600.000

A0064

Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DEL LAGO DE MARACAIBO Y SU CUENCA HIDROGRÁFICA (ICLAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrológica (ICLAM) se crea mediante Ley del Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo, publicado en la Gaceta Oficial de la República de Venezuela N° 2.890 Extraordinario de fecha 28/12/1981, en la cual se le dota de personalidad jurídica y patrimonio propio, distinto e independiente del Tesoro Nacional, con la finalidad de coordinar la gestión ambiental de la cuenca del lago de Maracaibo.

El ICLAM tiene por objeto:

- Promover, planificar, programar, coordinar, evaluar y ejecutar las labores inherentes a las investigaciones y asesoramiento, necesario para el logro de sus objetivos.
- Obtención y preparación de la documentación e información, normas y aspectos legales, de las actividades relacionadas con el control y conservación del lago de Maracaibo y su cuenca.
- Planificar y proyectar obras o aprobar proyectos, para mejorar el funcionamiento del sistema ecológico e hidrológico de la cuenca, que permitan el aprovechamiento integral del sistema lago-cuenca.
- Promover, coordinar y evaluar la ejecución de obras, que organismos especializados públicos o privados, ejecuten para el aprovechamiento integral del lago de Maracaibo y su cuenca, dejando a salvo aquellas que sean de competencia específica de otros organismos.

De esta forma, el ICLAM es el ente encargado de la promoción, planificación y desarrollo de proyectos de investigación y obras de saneamiento, fomentando programas de educación ambiental, sensibilización y participación ciudadana, soportado por un recurso humano altamente calificado y con la cooperación de instituciones públicas y privadas locales, regionales, nacionales e internacionales, con la finalidad de mejorar el funcionamiento ecológico e hidrográfico del sistema lago-cuenca, contribuyendo a su desarrollo sustentable.

En este sentido, para el ejercicio económico-financiero 2015 el ICLAM continuará ejecutando las acciones propias del proyecto institucional "Recuperación integral y progresiva de los recursos naturales del sistema lago-cuenca de Maracaibo", como norte fundamentalmente de su misión, donde juegan un rol importante las comunidades y el enriquecimiento mutuo que se obtiene de las experiencias compartidas.

Esto implica que se ejecutarán las acciones contempladas en el proyecto institucional y se continuará haciendo énfasis en la capacitación de grupos de voluntarios y comunidades organizadas, a través de los consejos comunales establecidos en la cuenca del lago de Maracaibo, a objeto de desarrollar estrategias comunicacionales y educativas efectivas, dirigidas a la sensibilización de la población, sobre el impacto nocivo de la contaminación y deterioro ambiental, así como al desarrollo de técnicas propias para la participación adecuada en la gestión ambiental.

El Plan Operativo Anual del Instituto, está conformado por el proyecto y las respectivas acciones específicas, enfocadas en conocer las características del sistema lago-cuenca, condiciones de los ecosistemas, sus dinámicas, potencialidades y limitaciones, lo cual permite la elaboración de diagnósticos, relacionados con este importante recurso, así como brindar el aporte técnico necesario en materia ambiental, a otros institutos y en particular a las comunidades del lago de Maracaibo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**197.226.742**
INGRESOS CORRIENTES ORDINARIOS	197.226.742
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	151.226.742
Venta de otros bienes y servicios	151.226.742
TRANSFERENCIAS CORRIENTES	46.000.000
Transferencias corrientes del sector público	46.000.000
Transferencias corrientes internas recibidas del sector público	46.000.000
De la República	46.000.000
INGRESOS DE CAPITAL	**34.773**
RECURSOS PROPIOS DE CAPITAL	34.773
Incremento de la depreciación y amortización acumuladas	34.773
TOTAL RECURSOS	**197.261.515**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**193.447.883**
GASTOS DE CONSUMO	179.494.527
Remuneraciones	154.379.759
Sueldos, salarios y otras retribuciones	53.681.889
Beneficios y complementos de sueldos y salarios	37.331.566
Aportes patronales	7.859.808
Prestaciones sociales y otras indemnizaciones	18.444.785
Asistencia socioeconómica	37.061.711
Compra de bienes y servicios	22.493.883
Bienes de consumo	7.982.774
Servicios no personales	14.511.109
Impuestos indirectos	2.586.112
Depreciación y amortización	34.773
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.953.356
Al sector privado	13.953.356
Transferencias corrientes al sector privado	13.953.356
Directas a personas	13.653.356
Pensiones y otros beneficios asociados	1.880.912
Jubilaciones y otros beneficios asociados	11.772.444
Transferencias corrientes a consejos comunales	300.000
GASTOS DE CAPITAL	**3.813.632**
INVERSIÓN REAL DIRECTA	3.813.632
Formación bruta de capital fijo	3.813.632
Maquinaria, equipos y otros bienes muebles	3.697.752
Construcciones de bienes de dominio público	115.880
TOTAL GASTOS	**197.261.515**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125310	Recuperación integral y progresiva de los recursos naturales del sistema lago-cuenca de Maracaibo. Año 2015.	Evaluación			2.695	85.832.045	24.000.000			109.832.045
TOTAL						**85.832.045**	**24.000.000**			**109.832.045**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	53.854.680	6.534.216			60.388.896
02	Gestión administrativa	34.773	13.352.445			13.387.218
03	Previsión y protección social	11.540.017	2.113.339			13.653.356
	TOTAL	**65.429.470**	**22.000.000**			**87.429.470**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**145**	**139**		**284**	**16.301.724**	**9.007.668**	**25.309.392**
Alto Nivel y de Dirección		1		1	51.018		51.018
Directivo	18	17		35	1.804.542		1.804.542
Profesional y Técnico	103	81		184	11.042.280	7.008.744	18.051.024
Personal Administrativo	16	2		18	932.988	533.712	1.466.700
Obrero	8	38		46	2.470.896	1.465.212	3.936.108
Personal Contratado	**12**	**18**		**30**	**1.668.264**		**1.668.264**
Profesional y Técnico	4	11		15	895.152		895.152
Personal Administrativo	8	7		15	773.112		773.112
TOTAL	**157**	**157**		**314**	**17.969.988**	**9.007.668**	**26.977.656**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**30**	**27**	**57**	**11.772.444**
Alto Nivel y de Dirección	5	4	9	1.931.074
Empleados	24	20	44	9.074.322
Obreros	1	3	4	767.048
Pensionados	**7**	**3**	**10**	**1.880.912**
Alto Nivel y de Dirección		1	1	209.918
Empleados	6	2	8	1.506.664
Obreros	1		1	164.330
TOTAL	**37**	**30**	**67**	**13.653.356**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	154.379.759
4.02	Materiales, suministros y mercancías	7.982.774
4.03	Servicios no personales	17.097.221
4.04	Activos reales	3.813.632
4.07	Transferencias y donaciones	13.953.356
4.08	Otros gastos	34.773
	TOTAL	**197.261.515**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**197.226.742**
INGRESOS CORRIENTES ORDINARIOS	197.226.742
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	151.226.742
Venta de otros bienes y servicios	151.226.742
TRANSFERENCIAS CORRIENTES	46.000.000
Transferencias corrientes del sector público	46.000.000
Transferencias corrientes internas recibidas del sector público	46.000.000
De la República	46.000.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	46.000.000
-Recursos Ordinarios	46.000.000
1.2 GASTOS CORRIENTES	**193.447.883**
GASTOS DE CONSUMO	179.494.527
Remuneraciones	154.379.759
Sueldos, salarios y otras retribuciones	53.681.889
Beneficios y complementos de sueldos y salarios	37.331.566
Aportes patronales	7.859.808
Prestaciones sociales y otras indemnizaciones	18.444.785
Asistencia socioeconómica	37.061.711
Compra de bienes y servicios	22.493.883
Bienes de consumo	7.982.774
Servicios no personales	14.511.109
Impuestos indirectos	2.586.112
Depreciación y amortización	34.773
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.953.356
Al sector privado	13.953.356
Transferencias corrientes al sector privado	13.953.356
Directas a personas	13.653.356

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Pensiones y otros beneficios asociados	1.880.912
Jubilaciones y otros beneficios asociados	11.772.444
Transferencias corrientes a consejos comunales	300.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.778.859**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.813.632**
RECURSOS PROPIOS DE CAPITAL	3.813.632
Ahorro en cuenta corriente	3.778.859
Incremento de la depreciación y amortización acumuladas	34.773
2.2 GASTOS DE CAPITAL	**3.813.632**
INVERSIÓN REAL DIRECTA	3.813.632
Formación bruta de capital fijo	3.813.632
Maquinaria, equipos y otros bienes muebles	3.697.752
Construcciones de bienes de dominio público	115.880
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0069

Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)

SERVICIO AUTÓNOMO SERVICIOS AMBIENTALES DEL MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES (SAMARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (Samarn), fue creado originalmente bajo las disposiciones legales establecidas en los Decretos N° 1.263 y N° 3.150 de fechas 10-09-1986 30-12-1998, posteriormente modificados mediante Decreto 2.478 del 27-06-2003, publicado este último en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.733 del 16-07-2003, con la finalidad de desarrollar todas aquellas actividades que contribuyan a la obtención de recursos propios, para fortalecer y mejorar la ejecución de los programas, destinados a la conservación, defensa y calidad del ambiente.

Para el ejercicio fiscal 2015, el Samarn continuará administrando sus recursos financieros con criterios de transparencia y optimización operativa. En atención a dicha premisa, el Presupuesto de Ingresos estimado se sitúa en la cantidad de Bolívares Un Mil Quinientos Noventa y Nueve Millones Treinta y Cuatro Mil Trescientos Ochenta y Tres Bolívares (Bs. 1.599.034.383) desagregados de la siguiente manera:

- Ingresos propios provenientes de la aplicación de la Ley de Timbre Fiscal y Ley de Bosques (tasas) por Bs. 33.626.146
- Intereses generados por depósitos bancarios por Bs. 8.071.914
- Transferencias del Ejecutivo Nacional por Bs. 1.554.840.551
- Otros Ingresos (disminución de bancos) por Bs. 2.495.772

En cuanto al Presupuesto de Gastos, se destaca la ejecución de los proyectos que justifican la misión y visión del Servicio, en función de los objetivos estratégicos de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación para el periodo 2013-2019.

En este sentido, los proyectos incluidos en la gestión presupuestaria para el año 2015, financiados con recursos que derivan de la Ley Especial de Endeudamiento Anual, son los siguientes:

- Manejo sustentable de los recursos naturales de la cuenca del río Caroní.
- Saneamiento y control del nivel del lago de Valencia.
- Saneamiento del río Guaire (Fase III).
- Fortalecimiento de capacidades nacionales para el manejo y disposición final de los residuos y desechos sólidos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**186.698.060**
INGRESOS CORRIENTES ORDINARIOS	186.698.060
INGRESOS NO TRIBUTARIOS	33.626.146
Tasas	33.626.146
INGRESOS DE LA PROPIEDAD	8.071.914
Intereses	8.071.914
Intereses internos	8.071.914
Intereses por depósitos	8.071.914
TRANSFERENCIAS CORRIENTES	145.000.000
Transferencias corrientes del sector público	145.000.000
Transferencias corrientes internas recibidas del sector público	145.000.000
De la República	145.000.000
INGRESOS DE CAPITAL	**1.409.840.551**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.409.840.551
Transferencias y donaciones de capital del sector público	1.409.840.551
Transferencias de capital recibidas del sector público	1.409.840.551
De la República	1.409.840.551
FUENTES DE FINANCIAMIENTO	**2.495.772**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.495.772
Disminución de otros activos financieros	2.495.772
Disminución de disponibilidades	2.495.772
Disminución de bancos	2.495.772
TOTAL RECURSOS	**1.599.034.383**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**187.359.145**
GASTOS DE CONSUMO	44.901.159
Remuneraciones	38.672.354
Sueldos, salarios y otras retribuciones	20.556.766
Beneficios y complementos de sueldos y salarios	8.845.390
Aportes patronales	1.650.387
Prestaciones sociales y otras indemnizaciones	5.172.992
Asistencia socioeconómica	2.446.819
Compra de bienes y servicios	3.093.831
Bienes de consumo	906.700
Servicios no personales	2.187.131
Impuestos indirectos	3.134.974
TRANSFERENCIAS Y DONACIONES CORRIENTES	142.457.986
Al sector privado	142.457.986
Transferencias corrientes al sector privado	142.307.986
Directas a personas	142.307.986
Pensiones y otros beneficios asociados	48.849.384
Jubilaciones y otros beneficios asociados	93.458.602
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
GASTOS DE CAPITAL	**1.410.320.552**
INVERSIÓN REAL DIRECTA	1.410.320.552
Formación bruta de capital fijo	1.410.320.552
Maquinaria, equipos y otros bienes muebles	73.278.915
Construcciones de bienes de dominio privado	16.129.614
Construcciones de bienes de dominio público	1.141.099.052
Producción propia (gastos capitalizables)	179.812.971
Remuneraciones	6.612.338
Sueldos, salarios y otras retribuciones	3.412.338

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
Beneficios y complementos de sueldos y salarios	1.972.000
Aportes patronales	278.000
Prestaciones sociales y otras indemnizaciones	438.000
Asistencia socioeconómica	512.000
Compra de bienes y servicios	43.537.898
Bienes de consumo	12.027.398
Servicios no personales	31.510.500
Impuestos indirectos	129.662.735
APLICACIONES FINANCIERAS	**1.354.686**
DISMINUCIÓN DE PASIVOS	1.354.686
Disminución de cuentas y efectos por pagar	1.354.686
Disminución de cuentas y efectos por pagar a corto plazo	1.004.686
Disminución de sueldos, salarios y otras remuneraciones por pagar	429.324
Disminución de aportes patronales y retenciones laborales por pagar	575.362
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	207.494
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	73.188
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	32.064
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	55.486
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	62.327
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	144.803
Disminución de otras cuentas y efectos por pagar	350.000
Disminución de otras cuentas por pagar a corto plazo	350.000
TOTAL GASTOS	**1.599.034.383**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
107249	A00690010000	Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	01/01/2009	31/12/2015	91.012.313	80.614.448			171.626.761
107986	A00690008000	Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	01/01/2010	31/12/2016	678.752.676	271.164.864	310.082.460		1.260.000.000
116383	A00690020000	Saneamiento del Río Guaire (Fase III)	27/12/2012	27/12/2016	598.453.000	929.563.334	802.983.666		2.331.000.000
119572	A00690022000	Saneamiento y Control del Nivel del Lago de Valencia	01/01/2013	31/12/2017	364.137.713	128.497.905	2.324.129.050	1.901.560.127	4.718.324.795
				TOTAL	**1.732.355.702**	**1.409.840.551**	**3.437.195.176**	**1.901.560.127**	**8.480.951.556**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
107249	Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	Hectárea			130.000		80.614.448			80.614.448
107986	Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	Obra			48		271.164.864			271.164.864
116383	Saneamiento del Río Guaire (Fase III)	Acta			28		929.563.334			929.563.334
119572	Saneamiento y Control del Nivel del Lago de Valencia	Metro Cúbico			32.430.240		128.497.905			128.497.905
	TOTAL						**1.409.840.551**			**1.409.840.551**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	38.770.602				38.770.602
02	Gestión administrativa	5.423.230	2.692.014			8.115.244
03	Previsión y protección social		142.307.986			142.307.986
	TOTAL	**44.193.832**	**145.000.000**			**189.193.832**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**64**	**38**	**8**	**110**	**5.318.757**	**1.629.701**	**6.948.458**
Directivo	1		2	3	178.155		178.155
Profesional y Técnico	35	11	1	47	2.205.156	761.922	2.967.078
Personal Administrativo	24	8	3	35	1.656.199	529.472	2.185.671
Obrero	4	19	2	25	1.279.247	338.307	1.617.554
Personal Contratado	**93**	**63**		**156**	**7.955.140**		**7.955.140**
Profesional y Técnico	50	25		75	3.786.467		3.786.467
Personal Administrativo	18	9		27	1.299.373		1.299.373
Personal Médico	25	29		54	2.869.300		2.869.300
TOTAL	**157**	**101**	**8**	**266**	**13.273.897**	**1.629.701**	**14.903.598**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**657**	**1.531**	**2.188**	**93.458.602**
Obreros	657	1.531	2.188	93.458.602
Pensionados	**1.732**	**193**	**1.925**	**48.849.384**
Obreros	1.732	193	1.925	48.849.384
TOTAL	**2.389**	**1.724**	**4.113**	**142.307.986**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	45.284.692
4.02	Materiales, suministros y mercancías	12.934.098
4.03	Servicios no personales	166.495.340
4.04	Activos reales	1.230.507.581
4.07	Transferencias y donaciones	142.457.986
4.11	Disminución de pasivos	1.354.686
	TOTAL	**1.599.034.383**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**186.698.060**
INGRESOS CORRIENTES ORDINARIOS	186.698.060
INGRESOS NO TRIBUTARIOS	33.626.146
Tasas	33.626.146
INGRESOS DE LA PROPIEDAD	8.071.914
Intereses	8.071.914
Intereses internos	8.071.914
Intereses por depósitos	8.071.914
TRANSFERENCIAS CORRIENTES	145.000.000
Transferencias corrientes del sector público	145.000.000
Transferencias corrientes internas recibidas del sector público	145.000.000
De la República	145.000.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	145.000.000
-Recursos Ordinarios	145.000.000
1.2 GASTOS CORRIENTES	**187.359.145**
GASTOS DE CONSUMO	44.901.159
Remuneraciones	38.672.354
Sueldos, salarios y otras retribuciones	20.556.766
Beneficios y complementos de sueldos y salarios	8.845.390
Aportes patronales	1.650.387
Prestaciones sociales y otras indemnizaciones	5.172.992
Asistencia socioeconómica	2.446.819
Compra de bienes y servicios	3.093.831
Bienes de consumo	906.700
Servicios no personales	2.187.131
Impuestos indirectos	3.134.974
TRANSFERENCIAS Y DONACIONES CORRIENTES	142.457.986
Al sector privado	142.457.986

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Transferencias corrientes al sector privado	142.307.986
Directas a personas	142.307.986
Pensiones y otros beneficios asociados	48.849.384
Jubilaciones y otros beneficios asociados	93.458.602
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(661.085)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.409.179.466**
RECURSOS PROPIOS DE CAPITAL	(661.085)
Desahorro en cuenta corriente	(661.085)
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.409.840.551
Transferencias y donaciones de capital del sector público	1.409.840.551
Transferencias de capital recibidas del sector público	1.409.840.551
De la República	1.409.840.551
Proyectos por Endeudamiento	1.409.840.551
-Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	80.614.448
-Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	271.164.864
-Saneamiento del Río Guaire (Fase III)	929.563.334
-Saneamiento y Control del Nivel del Lago de Valencia	128.497.905
2.2 GASTOS DE CAPITAL	**1.410.320.552**
INVERSIÓN REAL DIRECTA	1.410.320.552
Formación bruta de capital fijo	1.410.320.552
Maquinaria, equipos y otros bienes muebles	73.278.915
Construcciones de bienes de dominio privado	16.129.614
Construcciones de bienes de dominio público	1.141.099.052
Producción propia (gastos capitalizables)	179.812.971
Remuneraciones	6.612.338

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
Sueldos, salarios y otras retribuciones	3.412.338
Beneficios y complementos de sueldos y salarios	1.972.000
Aportes patronales	278.000
Prestaciones sociales y otras indemnizaciones	438.000
Asistencia socioeconómica	512.000
Compra de bienes y servicios	43.537.898
Bienes de consumo	12.027.398
Servicios no personales	31.510.500
Impuestos indirectos	129.662.735
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.141.086)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.495.772**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.495.772
Disminución de otros activos financieros	2.495.772
Disminución de disponibilidades	2.495.772
Disminución de bancos	2.495.772
3.2 APLICACIONES FINANCIERAS	**2.495.772**
DISMINUCIÓN DE PASIVOS	1.354.686
Disminución de cuentas y efectos por pagar	1.354.686
Disminución de cuentas y efectos por pagar a corto plazo	1.004.686
Disminución de sueldos, salarios y otras remuneraciones por pagar	429.324
Disminución de aportes patronales y retenciones laborales por pagar	575.362
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	207.494
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	73.188
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	32.064

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	55.486
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	62.327
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	144.803
Disminución de otras cuentas y efectos por pagar	350.000
Disminución de otras cuentas por pagar a corto plazo	350.000
DÉFICIT FINANCIERO	1.141.086

A0103

Fundación Instituto Forestal Latinoamericano

FUNDACIÓN INSTITUTO FORESTAL LATINOAMERICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Forestal Latinoamericano (Ifla), fue creado bajo las disposiciones del Decreto N° 1.304 de fecha 26/11/81, publicado en la Gaceta Oficial de la República de Venezuela N° 32.363 de fecha 27/11/81. Esta Institución tiene por objeto desarrollar actividades de investigación, documentación, extensión y capacitación, en el campo del manejo integral de los recursos forestales, facilitando la disponibilidad de respuestas técnicas apropiadas y socialmente pertinentes, para la incorporación del sector forestal, como un elemento dinamizador de las economías rurales, bajo diferentes modalidades de explotación, tanto de los recursos forestales naturales, como la implantación de sistemas agroforestales y agrosilvopastoriles de uso múltiple de la tierra y formas organizativas empresariales o comunitarias. Por lo tanto, la actividad principal del Ifla, se fundamenta en la investigación científica, conforme a siguientes Líneas de Trabajo: Sistemas Forestales y Agroforestales, Manejo Integral de Cuencas y Recursos Naturales, Servicios Ambientales, Ordenación del Territorio y Geopolítica del Ambiente.

La formulación del Presupuesto de Ingresos y Gastos para el año 2015, se hizo en base a las exigencias y necesidades básicas del Instituto, lo cual permite dar cumplimiento el Plan Operativo, que a su vez se encuentra enmarcado dentro de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar , Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en el III Objetivo Histórico: "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, garantizando la conformación de una zona de paz en Nuestra América", teniendo como objetivo estratégico institucional, proteger y recuperar las cuencas, la biodiversidad, los bosques, las aguas y los suelos venezolanos.

El financiamiento provendrá de los aportes que le asigna el Ejecutivo Nacional, a través del Presupuesto de Gastos del Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda. Asimismo, el producto de las operaciones o contratos que realice en materia de documentación, extensión, investigación o capacitación (Recursos Propios), derivados de los servicios y ventas de publicaciones del Ifla sobre tópicos forestales, la mayor parte de los cuales son productos de la investigación y recopilación bibliográfica realizada por el personal técnico de la Institución, Además de subvenciones para publicaciones, de organismos o entidades públicas y empresas privadas y de los proyectos de investigación y asesorías, contratadas por organismos nacionales e internacionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**4.339.947**
INGRESOS CORRIENTES ORDINARIOS	4.339.947
INGRESOS NO TRIBUTARIOS	10.000
Ingresos por contribuciones especiales	10.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.469.447
Venta de otros bienes y servicios	3.469.447
TRANSFERENCIAS CORRIENTES	821.000
Transferencias corrientes del sector público	821.000
Transferencias corrientes internas recibidas del sector público	821.000
De la República	821.000
OTROS INGRESOS	39.500
Otros ingresos ordinarios	39.500
INGRESOS DE CAPITAL	**14.000**
RECURSOS PROPIOS DE CAPITAL	14.000
Incremento de la depreciación y amortización acumuladas	14.000
TOTAL RECURSOS	**4.353.947**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.213.947**
GASTOS DE CONSUMO	4.166.947
Remuneraciones	3.415.545
Sueldos, salarios y otras retribuciones	2.090.529
Beneficios y complementos de sueldos y salarios	413.418
Aportes patronales	202.010
Prestaciones sociales y otras indemnizaciones	425.600
Asistencia socioeconómica	283.988
Compra de bienes y servicios	637.289
Bienes de consumo	192.569
Servicios no personales	444.720
Impuestos indirectos	100.113
Depreciación y amortización	14.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	47.000
Al sector externo	47.000
Donaciones corrientes al exterior	47.000
A organismos a instituciones sin fines de lucro	47.000
GASTOS DE CAPITAL	**140.000**
INVERSIÓN REAL DIRECTA	140.000
Formación bruta de capital fijo	140.000
Maquinaria, equipos y otros bienes muebles	140.000
TOTAL GASTOS	**4.353.947**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124999	Análisis de las actividades implementadas en la Misión Arbol en los Municipios: Rangel, Santos Marquina, Libertador, Campo Elías, Sucre, Alberto Adriani del estado Mérida.	Informe			2	2.299.072	420.000			2.719.072
	TOTAL					2.299.072	420.000			2.719.072

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.184.375	401.000			1.585.375
02	Gestión administrativa	49.500				49.500
	TOTAL	1.233.875	401.000			1.634.875

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**3**		**14**	**1.346.184**		**1.346.184**
Directivo	1			1	104.662		104.662
Profesional y Técnico	1			1	83.395		83.395
Personal Administrativo	4			4	377.775		377.775
Personal de Investigación	4	2		6	645.432		645.432
Obrero	1	1		2	134.920		134.920
TOTAL	**11**	**3**		**14**	**1.346.184**		**1.346.184**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.415.545
4.02	Materiales, suministros y mercancías	192.569
4.03	Servicios no personales	544.833
4.04	Activos reales	140.000
4.07	Transferencias y donaciones	47.000
4.08	Otros gastos	14.000
	TOTAL	**4.353.947**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.339.947**
INGRESOS CORRIENTES ORDINARIOS	4.339.947
INGRESOS NO TRIBUTARIOS	10.000
Ingresos por contribuciones especiales	10.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.469.447
Venta de otros bienes y servicios	3.469.447
TRANSFERENCIAS CORRIENTES	821.000
Transferencias corrientes del sector público	821.000
Transferencias corrientes internas recibidas del sector público	821.000
De la República	821.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	821.000
-Recursos Ordinarios	821.000
OTROS INGRESOS	39.500
Otros ingresos ordinarios	39.500
1.2 GASTOS CORRIENTES	**4.213.947**
GASTOS DE CONSUMO	4.166.947
Remuneraciones	3.415.545
Sueldos, salarios y otras retribuciones	2.090.529
Beneficios y complementos de sueldos y salarios	413.418
Aportes patronales	202.010
Prestaciones sociales y otras indemnizaciones	425.600
Asistencia socioeconómica	283.988
Compra de bienes y servicios	637.289
Bienes de consumo	192.569
Servicios no personales	444.720
Impuestos indirectos	100.113
Depreciación y amortización	14.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	47.000
Al sector externo	47.000
Donaciones corrientes al exterior	47.000
A organismos a instituciones sin fines de lucro	47.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**126.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**140.000**
RECURSOS PROPIOS DE CAPITAL	140.000
Ahorro en cuenta corriente	126.000
Incremento de la depreciación y amortización acumuladas	14.000
2.2 GASTOS DE CAPITAL	**140.000**
INVERSIÓN REAL DIRECTA	140.000
Formación bruta de capital fijo	140.000
Maquinaria, equipos y otros bienes muebles	140.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0251

Instituto Nacional de Tierras Urbanas

INSTITUTO NACIONAL DE TIERRAS URBANAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Con la promulgación del Decreto con Rango, Valor y Fuerza de Ley Especial de Regularización Integral de la Tenencia de la Tierra de los Asentamientos Urbanos y Periurbanos, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.668 de fecha 06 de mayo del 2011, se suprime la Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana (O.T.N.R.T.T.U.) y se crea el Instituto Nacional de Tierras Urbanas (INTU), como un instituto público con personalidad jurídica y patrimonio propio, siendo su objetivo fundamental, servir de ente ejecutor de las políticas dirigidas a la satisfacción del derecho a la tierra urbana, en los asentamientos urbanos o periurbanos.

En el marco de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, la gestión del Instituto para el año 2015, estará orientada al cumplimiento de los objetivos siguientes:

En el corto plazo:

- Integrar y desarrollar el territorio nacional a través de ejes y regiones
- Mejorar el hábitat de los principales centros urbanos
- Orientar y apoyar la prestación de servicios públicos con énfasis en la reducción del impacto ambiental
- Aplicar impuestos por mejoras a los terrenos ociosos y subutilizados
- Rehabilitar áreas centrales deterioradas

Por otro lado, como visión de largo plazo, que tiene como punto de partida la construcción de una estructura social incluyente, un nuevo modelo social, productivo, socialista, humanista y endógeno, prevé garantizar el acceso a una vivienda digna, incluyendo la tenencia de la tierra, promoviendo el acceso a los servicios básicos y al crédito habitacional, así como fomentar y apoyar la participación y el compromiso para la construcción de viviendas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**61.427.169**
INGRESOS CORRIENTES ORDINARIOS	61.427.169
TRANSFERENCIAS CORRIENTES	61.427.169
Transferencias corrientes del sector público	61.427.169
Transferencias corrientes internas recibidas del sector público	61.427.169
De la República	61.427.169
INGRESOS DE CAPITAL	**1.142.839**
RECURSOS PROPIOS DE CAPITAL	1.142.839
Incremento de la depreciación y amortización acumuladas	1.142.839
TOTAL RECURSOS	**62.570.008**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**57.753.668**
GASTOS DE CONSUMO	57.250.344
Remuneraciones	40.373.306
Sueldos, salarios y otras retribuciones	12.216.979
Beneficios y complementos de sueldos y salarios	13.220.308
Aportes patronales	3.521.747
Prestaciones sociales y otras indemnizaciones	3.778.223
Asistencia socioeconómica	7.636.049
Compra de bienes y servicios	13.258.114
Bienes de consumo	5.009.617
Servicios no personales	8.248.497
Impuestos indirectos	2.476.085
Depreciación y amortización	1.142.839
TRANSFERENCIAS Y DONACIONES CORRIENTES	503.324
Al sector privado	503.324
Transferencias corrientes al sector privado	503.324
Directas a personas	503.324
Pensiones y otros beneficios asociados	251.662
Jubilaciones y otros beneficios asociados	251.662
GASTOS DE CAPITAL	**4.816.340**
INVERSIÓN REAL DIRECTA	4.816.340
Formación bruta de capital fijo	4.816.340
Maquinaria, equipos y otros bienes muebles	4.816.340
TOTAL GASTOS	**62.570.008**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		40.373.306			40.373.306
02	Gestión administrativa	1.142.839	20.461.880			21.604.719
03	Previsión y protección social		503.324			503.324
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		88.659			88.659
	TOTAL	**1.142.839**	**61.427.169**			**62.570.008**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**186**	**265**		**451**	**7.527.262**	**1.641.862**	**9.169.124**
Alto nivel y de dirección		1		1	180.000		180.000
Profesional y técnico	150	213		363	5.863.644	1.641.862	7.505.506
Personal administrativo	20	27		47	895.753		895.753
Obrero	16	24		40	587.865		587.865
Personal Contratado	**24**	**25**		**49**	**1.099.400**		**1.099.400**
Profesional y técnico	15	12		27	605.792		605.792
Personal administrativo	9	13		22	493.608		493.608
TOTAL	**210**	**290**		**500**	**8.626.662**	**1.641.862**	**10.268.524**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2**	**3**	**5**	**251.662**
Empleados	2	3	5	251.662
Pensionados	**3**	**2**	**5**	**251.662**
Empleados	3	2	5	251.662
TOTAL	**5**	**5**	**10**	**503.324**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	40.373.306
4.02	Materiales, suministros y mercancías	5.009.617
4.03	Servicios no personales	10.724.582
4.04	Activos reales	4.816.340
4.07	Transferencias y donaciones	503.324
4.08	Otros gastos	1.142.839
	TOTAL	**62.570.008**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**61.427.169**
INGRESOS CORRIENTES ORDINARIOS	61.427.169
TRANSFERENCIAS CORRIENTES	61.427.169
Transferencias corrientes del sector público	61.427.169
Transferencias corrientes internas recibidas del sector público	61.427.169
De la República	61.427.169
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	61.427.169
Recursos Ordinarios	61.427.169
1.2 GASTOS CORRIENTES	**57.753.668**
GASTOS DE CONSUMO	57.250.344
Remuneraciones	40.373.306
Sueldos, salarios y otras retribuciones	12.216.979
Beneficios y complementos de sueldos y salarios	13.220.308
Aportes patronales	3.521.747
Prestaciones sociales y otras indemnizaciones	3.778.223
Asistencia socioeconómica	7.636.049
Compra de bienes y servicios	13.258.114
Bienes de consumo	5.009.617
Servicios no personales	8.248.497
Impuestos indirectos	2.476.085
Depreciación y amortización	1.142.839
TRANSFERENCIAS Y DONACIONES CORRIENTES	503.324
Al sector privado	503.324
Transferencias corrientes al sector privado	503.324
Directas a personas	503.324
Pensiones y otros beneficios asociados	251.662
Jubilaciones y otros beneficios asociados	251.662
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.673.501**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.816.340**
RECURSOS PROPIOS DE CAPITAL	4.816.340
Ahorro en cuenta corriente	3.673.501
Incremento de la depreciación y amortización acumuladas	1.142.839
2.2 GASTOS DE CAPITAL	**4.816.340**
INVERSIÓN REAL DIRECTA	4.816.340
Formación bruta de capital fijo	4.816.340
Maquinaria, equipos y otros bienes muebles	4.816.340
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0255

Superintendencia Nacional de Arrendamiento de Vivienda

SUPERINTENDENCIA NACIONAL DE ARRENDAMIENTO DE VIVIENDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Superintendencia Nacional de Arrendamiento de Vivienda (Sunavi), se crea como parte de la estructura del Ministerio del Poder Popular con competencia en hábitat y vivienda, correspondiéndole ejercer la rectoría y ejecución de la Ley para la Regulación y Control de los Arrendamientos de Vivienda, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 6.053 Extraordinario de fecha 12/11/2011.

La Sunavi tiene por objeto establecer el régimen jurídico especial de arrendamiento de inmuebles urbanos y suburbanos, destinados a vivienda, ya sean arrendados o subarrendados total o parcialmente, en el marco de la legislación en materia de vivienda y hábitat, como un sistema integrado, dirigido a enfrentar la crisis de vivienda que ha afectado al pueblo venezolano, como consecuencia del modelo capitalista explotador y excluyente, con el fin supremo de proteger el valor social de la vivienda, como derecho humano, contrarrestando la mercantilización y la especulación económica con la vivienda, que le convierte en un medio de explotación y opresión del ser humano por el ser humano y promoviendo relaciones arrendaticias justas, conforme a los principios del Estado democrático, social y de justicia, cumpliendo con el mandato de refundación de la República, establecido en la Constitución de la República Bolivariana de Venezuela.

La Superintendencia tiene como rol, velar por el cumplimiento de la garantía integral y efectiva del derecho a la vivienda adecuada y digna, que se declare de interés público general, social y colectivo, así como toda materia relacionada con los arrendamientos de inmuebles destinados a la vivienda, pensión, habitación o residencia; a tal efecto, tomará las medidas que permitan desarrollar las bases y mecanismos, que garanticen a todas las familias, ciudadanas y ciudadanos, el goce del derecho humano a una vivienda y hábitat en condiciones dignas, que humanice las relaciones familiares, vecinales, comunitarias y sociales, de acuerdo a los preceptos constitucionales que amparan a todos los venezolanos y venezolanas, en cuanto al derecho a la obtención de una vivienda en condiciones de igualdad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**12.932.858**
INGRESOS CORRIENTES ORDINARIOS	12.932.858
TRANSFERENCIAS CORRIENTES	12.932.858
Transferencias corrientes del sector público	12.932.858
Transferencias corrientes internas recibidas del sector público	12.932.858
De la República	12.932.858
TOTAL RECURSOS	**12.932.858**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**9.224.611**
GASTOS DE CONSUMO	9.224.611
Compra de bienes y servicios	7.838.948
Bienes de consumo	4.125.320
Servicios no personales	3.713.628
Impuestos indirectos	1.385.663
GASTOS DE CAPITAL	**3.708.247**
INVERSIÓN REAL DIRECTA	3.708.247
Formación bruta de capital fijo	3.700.443
Maquinaria, equipos y otros bienes muebles	3.700.443
Bienes intangibles	7.804
TOTAL GASTOS	**12.932.858**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa		12.932.858			12.932.858
	TOTAL		**12.932.858**			**12.932.858**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.02	Materiales, suministros y mercancías	4.125.320
4.03	Servicios no personales	5.099.291
4.04	Activos reales	3.708.247
	TOTAL	**12.932.858**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**12.932.858**
INGRESOS CORRIENTES ORDINARIOS	12.932.858
TRANSFERENCIAS CORRIENTES	12.932.858
Transferencias corrientes del sector público	12.932.858
Transferencias corrientes internas recibidas del sector público	12.932.858
De la República	12.932.858
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	12.932.858
-Recursos Ordinarios	12.932.858
1.2 GASTOS CORRIENTES	**9.224.611**
GASTOS DE CONSUMO	9.224.611
Compra de bienes y servicios	7.838.948
Bienes de consumo	4.125.320
Servicios no personales	3.713.628
Impuestos indirectos	1.385.663
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.708.247**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.708.247**
RECURSOS PROPIOS DE CAPITAL	3.708.247
Ahorro en cuenta corriente	3.708.247
2.2 GASTOS DE CAPITAL	**3.708.247**
INVERSIÓN REAL DIRECTA	3.708.247
Formación bruta de capital fijo	3.700.443
Maquinaria, equipos y otros bienes muebles	3.700.443
Bienes intangibles	7.804
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0324

Fundación de Educación Ambiental

FUNDACIÓN DE EDUCACIÓN AMBIENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación de Educación Ambiental, fue creada por el Ejecutivo Nacional según Decreto Nº 2.211 de fecha 21/06/1977, publicado en Gaceta Oficial de la República de Venezuela Nº 31.236 de fecha 23/06/1977, teniendo como competencias participar y colaborar con el órgano de adscripción, en materia de educación y divulgación ambiental; realizar actividades de promoción, animación, diseño y programación; desarrollar programas de formación, capacitación y actualización en materia ambiental, que contribuyan a elevar el nivel de conciencia y compromiso ecológico de la comunidad en general, realizando talleres, cursos, charlas, actividades culturales, entre otros, así como realizar labores de divulgación, tanto en el ámbito nacional, como internacional, sobre temas y estudios de carácter ambiental, mediante publicaciones científicas, técnicas y educativas.

Para el Ejercicio Económico Financiero 2015, la Fundación fortalecerá la gestión integral de sensibilización, divulgación y promoción del área ambiental, mediante la ejecución del proyecto "Consolidación del fondo editorial Fundambiente, para contribuir con la gestión del Ministerio del Poder Popular para el Ecosocialismo, Hábitat y Vivienda" y garantizar la participación comunitaria, editando y difundiendo las obras para el conocimiento público, para democratizar la información en manos del Poder Popular, todo ello enmarcado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**7.590.036**
INGRESOS CORRIENTES ORDINARIOS	7.590.036
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.014.447
Venta de otros bienes y servicios	5.014.447
TRANSFERENCIAS CORRIENTES	2.575.589
Transferencias corrientes del sector público	2.575.589
Transferencias corrientes internas recibidas del sector público	2.575.589
De la República	2.575.589
INGRESOS DE CAPITAL	**50.000**
RECURSOS PROPIOS DE CAPITAL	50.000
Incremento de la depreciación y amortización acumuladas	50.000
TOTAL RECURSOS	**7.640.036**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**7.450.011**
GASTOS DE CONSUMO	6.491.644
Remuneraciones	4.861.395
Sueldos, salarios y otras retribuciones	2.793.105
Beneficios y complementos de sueldos y salarios	1.151.631
Aportes patronales	254.447
Prestaciones sociales y otras indemnizaciones	383.924
Asistencia socioeconómica	278.288
Compra de bienes y servicios	1.510.249
Bienes de consumo	391.500
Servicios no personales	1.118.749
Impuestos indirectos	70.000
Depreciación y amortización	50.000
GASTOS DE LA PROPIEDAD	25.000
Derechos sobre bienes intangibles	25.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	133.367
Al sector privado	133.367
Transferencias corrientes al sector privado	133.367
Directas a personas	133.367
Jubilaciones y otros beneficios asociados	133.367
OTROS GASTOS CORRIENTES	800.000
Otros gastos corrientes	800.000
Bienes y servicios para la venta	800.000
GASTOS DE CAPITAL	**180.274**
INVERSIÓN REAL DIRECTA	180.274
Formación bruta de capital fijo	160.274
Maquinaria, equipos y otros bienes muebles	120.274
Construcciones de bienes de dominio público	40.000
Bienes intangibles	20.000
APLICACIONES FINANCIERAS	**9.751**
DISMINUCIÓN DE PASIVOS	9.751
Disminución de cuentas y efectos por pagar	9.751
Disminución de otras cuentas y efectos por pagar	9.751
Disminución de otras cuentas por pagar a corto plazo	9.751
TOTAL GASTOS	**7.640.036**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124720	Reimpulsar el Fondo Editorial de Fundambiente del Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda, para editar y difundir las obras al conocimiento público.	Comunidad			38	4.931.080	2.575.589			7.506.669
	TOTAL					**4.931.080**	**2.575.589**			**7.506.669**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
03	Previsión y protección social	133.367				133.367
	TOTAL	**133.367**				**133.367**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**8**		**20**	**405.236**	**108.000**	**513.236**
Alto Nivel y de Dirección		1		1	32.432		32.432
Directivo	2	3		5	51.769	12.000	63.769
Profesional y Técnico	5	2		7	160.518	48.000	208.518
Personal Administrativo	5	2		7	160.517	48.000	208.517
Personal Contratado	**4**	**1**		**5**	**810.866**		**810.866**
Personal Administrativo	4	1		5	810.866		810.866
TOTAL	**16**	**9**		**25**	**1.216.102**	**108.000**	**1.324.102**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**2**	**3**	**133.367**
Empleados	1	2	3	133.367
TOTAL	**1**	**2**	**3**	**133.367**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	4.861.395
4.02	Materiales, suministros y mercancías	1.191.500
4.03	Servicios no personales	1.213.749
4.04	Activos reales	180.274
4.07	Transferencias y donaciones	133.367
4.08	Otros gastos	50.000
4.11	Disminución de pasivos	9.751
	TOTAL	**7.640.036**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.590.036**
INGRESOS CORRIENTES ORDINARIOS	7.590.036
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.014.447
TRANSFERENCIAS CORRIENTES	2.575.589
Transferencias corrientes del sector público	2.575.589
Transferencias corrientes internas recibidas del sector público	2.575.589
De la República	2.575.589
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	2.575.589
Recursos Ordinarios	2.575.589
1.2 GASTOS CORRIENTES	**7.450.011**
GASTOS DE CONSUMO	6.491.644
Remuneraciones	4.861.395
Sueldos, salarios y otras retribuciones	2.793.105
Beneficios y complementos de sueldos y salarios	1.151.631
Aportes patronales	254.447
Prestaciones sociales y otras indemnizaciones	383.924
Asistencia socioeconómica	278.288
Compra de bienes y servicios	1.510.249
Bienes de consumo	391.500
Servicios no personales	1.118.749
Impuestos indirectos	70.000
Depreciación y amortización	50.000
GASTOS DE LA PROPIEDAD	25.000
Derechos sobre bienes intangibles	25.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	133.367
Al sector privado	133.367
Transferencias corrientes al sector privado	133.367
Directas a personas	133.367
Jubilaciones y otros beneficios asociados	133.367

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
OTROS GASTOS CORRIENTES	800.000
Otros gastos corrientes	800.000
Bienes y servicios para la venta	800.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**140.025**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**190.025**
RECURSOS PROPIOS DE CAPITAL	190.025
Ahorro en cuenta corriente	140.025
Incremento de la depreciación y amortización acumuladas	50.000
2.2 GASTOS DE CAPITAL	**180.274**
INVERSIÓN REAL DIRECTA	180.274
Formación bruta de capital fijo	160.274
Maquinaria, equipos y otros bienes muebles	120.274
Construcciones de bienes de dominio público	40.000
Bienes intangibles	20.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**9.751**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**9.751**
SUPERÁVIT FINANCIERO	9.751
3.2 APLICACIONES FINANCIERAS	**9.751**
DISMINUCIÓN DE PASIVOS	9.751
Disminución de cuentas y efectos por pagar	9.751
Disminución de otras cuentas y efectos por pagar	9.751
Disminución de otras cuentas por pagar a corto plazo	9.751

A0343

Fundación Laboratorio Nacional de Hidráulica

FUNDACIÓN LABORATORIO NACIONAL DE HIDRÁULICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Laboratorio Nacional de Hidráulica, fue creada bajo las disposiciones legales establecidas en la Resolución MOP N° 93 de fecha 19/08/1970 y Resolución INOS N° 148 de fecha 21/08/1970, publicadas en la Gaceta Oficial de la República de Venezuela N° 29.296 de fecha y 19/08/1970, siendo su objeto fundamental, realizar estudios mediante el uso de modelos físicos y matemáticos, con la finalidad de solucionar problemas complejos en el campo de la ingeniería hidráulica en Venezuela, a través de la investigación hidrológica, para atender la demanda de servicios en las instituciones públicas, privadas y colectividad en general. Esta Fundación, se enfoca en la promoción de acciones para la protección y conservación de aguas estratégicas, como las fuentes de aguas superficiales y subterráneas, gestionando en forma integrada las cuencas hidrográficas, la biodiversidad y la gestión sostenible de mares, océanos y bosques.

La gestión del ente para el año 2015, se fundamenta en la ejecución del proyecto de "Estudios hidrológicos en las cuencas de los ríos Uribante, Manapire y Neverí e hidrodinámica costera en el estado Carabobo", estimándose gastos de operaciones y de funcionamiento, basados en el comportamiento histórico de los mismos, tomando en cuenta las previsiones necesarias para incluir dichos egresos, en base a las mencionadas operaciones.

La formulación del Presupuesto de Ingresos y Gastos para el ejercicio económico financiero 2015, se realiza conformidad con lo establecido en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, específicamente en su V Objetivo Histórico: "Preservar la vida en el planeta y salvar la especie humana", como base indispensable para dar respuesta al cumplimiento el Plan Operativo Anual.

El financiamiento provendrá de los aportes que le asigna el Ejecutivo Nacional, a través del Presupuesto de Gastos del Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda; aunado a ello, se complementará esta ejecución, con recursos derivados de las operaciones propias, originados en las ventas de bienes y servicios especializados, así como saldos de caja, primordialmente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**21.478.993**
INGRESOS CORRIENTES ORDINARIOS	21.478.993
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	19.547.993
Venta de otros bienes y servicios	19.547.993
TRANSFERENCIAS CORRIENTES	1.931.000
Transferencias corrientes del sector público	1.931.000
Transferencias corrientes internas recibidas del sector público	1.931.000
De la República	1.931.000
INGRESOS DE CAPITAL	**349.304**
RECURSOS PROPIOS DE CAPITAL	349.304
Incremento de la depreciación y amortización acumuladas	349.304
FUENTES DE FINANCIAMIENTO	**1.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.500.000
Disminución de otros activos financieros	1.500.000
Disminución de disponibilidades	1.500.000
Disminución de bancos	1.500.000
TOTAL RECURSOS	**23.328.297**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**21.828.766**
GASTOS DE CONSUMO	21.242.298
Remuneraciones	13.576.528
Sueldos, salarios y otras retribuciones	7.834.205
Beneficios y complementos de sueldos y salarios	1.230.630
Aportes patronales	1.055.186
Prestaciones sociales y otras indemnizaciones	1.368.429
Asistencia socioeconómica	2.088.078
Compra de bienes y servicios	5.957.917
Bienes de consumo	1.478.510
Servicios no personales	4.479.407
Impuestos indirectos	1.358.549
Depreciación y amortización	349.304
TRANSFERENCIAS Y DONACIONES CORRIENTES	586.468
Al sector privado	586.468
Transferencias corrientes al sector privado	586.468
Directas a personas	586.468
Jubilaciones y otros beneficios asociados	586.468
GASTOS DE CAPITAL	**599.097**
INVERSIÓN REAL DIRECTA	599.097
Formación bruta de capital fijo	599.097
Maquinaria, equipos y otros bienes muebles	599.097
APLICACIONES FINANCIERAS	**900.434**
DISMINUCIÓN DE PASIVOS	900.434
Disminución de cuentas y efectos por pagar	900.434
Disminución de cuentas y efectos por pagar a corto plazo	900.434
Disminución de sueldos, salarios y otras remuneraciones por pagar	455.000
Disminución de aportes patronales y retenciones laborales por pagar	445.434

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar ....al fondo de ahorro obligatorio para la vivienda (FAOV)	205.434
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	240.000
TOTAL GASTOS	**23.328.297**

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
121381	A03430022000	Estudio hidrológico en las cuencas de los ríos Uribante, Manapire y Neveri e hidrodinámica costera en el estado Carabobo	01/04/2014	31/03/2016	12.143.985	12.717.525	784.490		25.646.000
		TOTAL			**12.143.985**	**12.717.525**	**784.490**		**25.646.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121381	Estudio hidrológico en las cuencas de los ríos Uribante, Manapire y Neveri e hidrodinámica costera en el estado Carabobo	Acción			4	12.117.525	600.000			12.717.525
	TOTAL					**12.117.525**	**600.000**			**12.717.525**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	4.557.673	1.000.000			5.557.673
02	Gestión administrativa	4.466.631				4.466.631
03	Previsión y protección social	255.468	331.000			586.468
	TOTAL	**9.279.772**	**1.331.000**			**10.610.772**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**19**		**30**	**3.501.528**		**3.501.528**
Alto Nivel y de Dirección		1		1	226.011		226.011
Profesional y Técnico	8	9		17	2.335.151		2.335.151
Personal Administrativo	1	2		3	338.357		338.357
Obrero	2	7		9	602.009		602.009
Personal Contratado	**12**	**10**		**22**	**2.364.599**		**2.364.599**
Profesional y Técnico	8	6		14	1.756.701		1.756.701
Personal Administrativo	4	4		8	607.898		607.898
TOTAL	**23**	**29**		**52**	**5.866.127**		**5.866.127**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**1**	**5**	**6**	**586.468**
Empleados	1	1	2	181.767
Obreros		4	4	404.701
TOTAL	**1**	**5**	**6**	**586.468**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	13.576.528
4.02	Materiales, suministros y mercancías	1.478.510
4.03	Servicios no personales	5.837.956
4.04	Activos reales	599.097
4.07	Transferencias y donaciones	586.468
4.08	Otros gastos	349.304
4.11	Disminución de pasivos	900.434
	TOTAL	**23.328.297**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**21.478.993**
INGRESOS CORRIENTES ORDINARIOS	21.478.993
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	19.547.993
Venta de otros bienes y servicios	19.547.993
TRANSFERENCIAS CORRIENTES	1.931.000
Transferencias corrientes del sector público	1.931.000
Transferencias corrientes internas recibidas del sector público	1.931.000
De la República	1.931.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	1.931.000
-Recursos Ordinarios	1.931.000
1.2 GASTOS CORRIENTES	**21.828.766**
GASTOS DE CONSUMO	21.242.298
Remuneraciones	13.576.528
Sueldos, salarios y otras retribuciones	7.834.205
Beneficios y complementos de sueldos y salarios	1.230.630
Aportes patronales	1.055.186
Prestaciones sociales y otras indemnizaciones	1.368.429
Asistencia socioeconómica	2.088.078
Compra de bienes y servicios	5.957.917
Bienes de consumo	1.478.510
Servicios no personales	4.479.407
Impuestos indirectos	1.358.549
Depreciación y amortización	349.304
TRANSFERENCIAS Y DONACIONES CORRIENTES	586.468
Al sector privado	586.468
Transferencias corrientes al sector privado	586.468
Directas a personas	586.468

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	586.468
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(349.773)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(469)**
RECURSOS PROPIOS DE CAPITAL	(469)
Desahorro en cuenta corriente	(349.773)
Incremento de la depreciación y amortización acumuladas	349.304
2.2 GASTOS DE CAPITAL	**599.097**
INVERSIÓN REAL DIRECTA	599.097
Formación bruta de capital fijo	599.097
Maquinaria, equipos y otros bienes muebles	599.097
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(599.566)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.500.000
Disminución de otros activos financieros	1.500.000
Disminución de disponibilidades	1.500.000
Disminución de bancos	1.500.000
3.2 APLICACIONES FINANCIERAS	**1.500.000**
DISMINUCIÓN DE PASIVOS	900.434
Disminución de cuentas y efectos por pagar	900.434
Disminución de cuentas y efectos por pagar a corto plazo	900.434
Disminución de sueldos, salarios y otras remuneraciones por pagar	455.000
Disminución de aportes patronales y retenciones laborales por pagar	445.434
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	205.434
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	240.000
DÉFICIT FINANCIERO	599.566

A0354

Fundación Nacional de Parques Zoológicos y Acuarios

FUNDACIÓN NACIONAL DE PARQUES ZOOLÓGICOS Y ACUARIOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Nacional de Parques Zoológicos y Acuarios, creada según Decreto N° 1.436 del 24-01-1991, publicada en Gaceta Oficial de la República Bolivariana de Venezuela N° 34.665 del 28-02-1991, teniendo por objeto, asesorar a nivel nacional, a los parques zoológicos y acuarios existentes, o por crearse en el país, así como la administración, fomento y dirección de los mismos.

En el ejercicio económico financiero 2015 y en el marco de lo establecido en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, la Fundación debe coadyuvar con el objetivo central de cuidar al planeta y las especies que lo habitan, por lo que se propone incorporar a las comunidades en la gestión de conservación, defensa y mejora del ambiente, fomentando el desarrollo de las instituciones zoológicas mediante su transformación en verdaderos centros de conservación y estableciendo alianzas estratégicas con diferentes organizaciones, nacionales e internacionales, a los fines de lograr el financiamiento para alcanzar las metas propuestas.

Con la ejecución de los proyectos que conforman el presupuesto de la Fundación para el año 2015, se implementarán los protocolos de vigilancia y control en puertos y aeropuertos, para combatir el tráfico de flora y fauna silvestre, que beneficiará a toda la población nacional (humana, animal, vegetal y mineral); igualmente, se capacitarán aproximadamente a 600 comunidades, en gestión de la conservación y aprovechamiento de especies y se promoverá y divulgará la información de los trabajos de investigación, realizados durante el desarrollo del congreso venezolano de diversidad biológica, el cual cuenta con la participación de aproximadamente 3.000 investigadores y estudiantes de gestión ambiental, nacional e internacional; la creación de la normativa del Sistema Nacional de Zoológicos, Acuarios y Centros Afines (Sinaz), entre tanto se garantizará, la articulación necesaria, para su transformación en verdaderos centros de conservación, beneficiando a las especies que se encuentran en estado crítico de extinción.

En este sentido, para lograr la consecución de los objetivos previstos, la Institución se establecerá como meta ejecutar los siguientes proyectos:

- Transformación de los zoológicos, acuarios, viveros y jardines botánicos, en verdaderos centros de conservación con base en la estrategia nacional, para la conservación de la diversidad biológica
- Implementación del sistema nacional de investigación y monitoreo de agentes etiológicos, en áreas estratégicas para la conservación
- Educación para la conservación, divulgación y gestión de la diversidad biológica

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**16.234.271**
INGRESOS CORRIENTES ORDINARIOS	16.234.271
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.644.271
Venta de otros bienes y servicios	15.644.271
TRANSFERENCIAS CORRIENTES	590.000
Transferencias corrientes del sector público	590.000
Transferencias corrientes internas recibidas del sector público	590.000
De la República	590.000
INGRESOS DE CAPITAL	**455.350**
RECURSOS PROPIOS DE CAPITAL	455.350
Incremento de la depreciación y amortización acumuladas	455.350
TOTAL RECURSOS	**16.689.621**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**12.845.621**
GASTOS DE CONSUMO	12.845.621
Remuneraciones	1.800.307
Sueldos, salarios y otras retribuciones	1.383.622
Beneficios y complementos de sueldos y salarios	114.300
Aportes patronales	96.229
Prestaciones sociales y otras indemnizaciones	206.156
Compra de bienes y servicios	9.106.871
Bienes de consumo	4.093.839
Servicios no personales	5.013.032
Impuestos indirectos	1.483.093
Depreciación y amortización	455.350
GASTOS DE CAPITAL	**3.844.000**
INVERSIÓN REAL DIRECTA	3.844.000
Formación bruta de capital fijo	3.844.000
Maquinaria, equipos y otros bienes muebles	3.844.000
TOTAL GASTOS	**16.689.621**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
122380	A03540023000	Transformación de los zoológicos, acuarios, viveros y jardines botánicos en verdaderos centros de conservación con base en la estrategia nacional para la conservación de la diversidad biológica	01/01/2014	31/12/2019	1.037.269	2.370.430	1.084.051	3.766.775	8.258.525
122384	A03540022000	Sistema nacional de investigación y monitoreo de agentes etiológicos en áreas estratégicas para la conservación	01/01/2014	31/12/2019	5.188.669	6.522.895	1.568.968	4.960.406	18.240.938
122390	A03540021000	Educación para la conservación, divulgación y gestión de la diversidad biológica	01/01/2014	31/12/2019	2.528.417	6.369.989	2.288.382	7.390.520	18.577.308
				TOTAL	8.754.355	15.263.314	4.941.401	16.117.701	45.076.771

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122380	Transformación de los zoológicos, acuarios, viveros y jardines botánicos en verdaderos centros de conservación con base en la estrategia nacional para la conservación de la diversidad biológica	Zoológico			20	2.370.430				2.370.430
122384	Sistema nacional de investigación y monitoreo de agentes etiológicos en áreas estratégicas para la conservación	Plan			1	6.522.895				6.522.895
122390	Educación para la conservación, divulgación y gestión de la diversidad biológica	Programa			1	6.369.989				6.369.989
	TOTAL					**15.263.314**				**15.263.314**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones dela República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	796.307	590.000			1.386.307
02	Gestión administrativa	40.000				40.000
	TOTAL	**836.307**	**590.000**			**1.426.307**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**	**4**		**6**	**723.504**		**723.504**
Directivo		1		1	211.908		211.908
Profesional y Técnico	1	2		3	354.036		354.036
Personal Administrativo	1	1		2	157.560		157.560
Personal Contratado	**5**	**5**		**10**	**414.000**		**414.000**
Profesional y Técnico	3	3		6	300.000		300.000
Personal de Investigación	2	2		4	114.000		114.000
TOTAL	**7**	**9**		**16**	**1.137.504**		**1.137.504**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	1.800.307
4.02	Materiales, suministros y mercancías	4.093.839
4.03	Servicios no personales	6.496.125
4.04	Activos reales	3.844.000
4.08	Otros gastos	455.350
	TOTAL	**16.689.621**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**16.234.271**
INGRESOS CORRIENTES ORDINARIOS	16.234.271
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.644.271
Venta de otros bienes y servicios	15.644.271
TRANSFERENCIAS CORRIENTES	590.000
Transferencias corrientes del sector público	590.000
Transferencias corrientes internas recibidas del sector público	590.000
De la República	590.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	590.000
Recursos Ordinarios	590.000
1.2 GASTOS CORRIENTES	**12.845.621**
GASTOS DE CONSUMO	12.845.621
Remuneraciones	1.800.307
Sueldos, salarios y otras retribuciones	1.383.622
Beneficios y complementos de sueldos y salarios	114.300
Aportes patronales	96.229
Prestaciones sociales y otras indemnizaciones	206.156
Compra de bienes y servicios	9.106.871
Bienes de consumo	4.093.839
Servicios no personales	5.013.032
Impuestos indirectos	1.483.093
Depreciación y amortización	455.350
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.388.650**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.844.000**
RECURSOS PROPIOS DE CAPITAL	3.844.000
Ahorro en cuenta corriente	3.388.650
Incremento de la depreciación y amortización acumuladas	455.350
2.2 GASTOS DE CAPITAL	**3.844.000**
INVERSIÓN REAL DIRECTA	3.844.000
Formación bruta de capital fijo	3.844.000
Maquinaria, equipos y otros bienes muebles	3.844.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0444

Fundación Misión Hábitat

FUNDACIÓN MISIÓN HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Misión Hábitat, creada según Decreto N° 4.230 del 23 de enero de 2006, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.367 de fecha 27 de enero del mismo año, inscrita en el Registro Inmobiliario del Primer Circuito del Municipio Baruta del Estado Miranda, en fecha 28 de marzo de 2006, quedando registrada bajo el N° 44, Tomo 22, Protocolo Primero, adscrita originalmente al Ministerio del Poder Popular para la Vivienda y Hábitat y posteriormente al Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda, según Decretos N° 1.227 del 03/09/2014 y N° 1.293 del 03/10/2014, publicados en las Gacetas Oficiales de la República Bolivariana de Venezuela N° 40.489 y N° 40.511 de las mismas fechas.

La Fundación, tiene por objeto la organización, planificación, promoción, administración, financiamiento y ejecución de los programas y proyectos, definidos en los planes de desarrollo de vivienda y hábitat en el ámbito nacional, contenidas en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

A tal fin, su objetivo primordial consiste en garantizar la ejecución y desarrollo de proyectos, orientados a disminuir el déficit habitacional existente en el país, para satisfacer las necesidades de vivienda y hábitat, que mejoren la calidad de vida y el entorno de los ciudadanos y ciudadanas, en el territorio nacional.

Para alcanzar tales objetivos, la Fundación cuenta con la capacidad técnica capaz de impulsar las políticas públicas en la materia, con la participación de las empresas de producción social y comunidad en general, para así garantizar el cumplimiento de los derechos constitucionales del pueblo venezolano.

Todo ello, conforme a las políticas desarrolladas por el Gobierno Nacional, para cubrir las necesidades del sector y lograr asentamientos humanos dignos, que mejoren y eleven la calidad de vida de sus habitantes, a través de la promoción, ejecución y seguimiento del Plan Excepcional de Desarrollo Económico y Social.

La Fundación Misión Hábitat, tiene la finalidad de cumplir con las metas establecidas en el marco de la Gran Misión Vivienda Venezuela, para fortalecer las capacidades reales de ejecución directa y masiva de proyectos de vivienda, infraestructura, vialidad y hábitat, así como el desarrollo de la industria de la construcción a gran escala.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**22.695.068**
INGRESOS CORRIENTES ORDINARIOS	22.695.068
INGRESOS DE LA PROPIEDAD	500.000
Alquileres de tierras y terrenos	500.000
TRANSFERENCIAS CORRIENTES	22.195.068
Transferencias corrientes del sector público	22.195.068
Transferencias corrientes internas recibidas del sector público	22.195.068
De la República	22.195.068
INGRESOS DE CAPITAL	**1.098.960**
RECURSOS PROPIOS DE CAPITAL	1.098.960
Incremento de la depreciación y amortización acumuladas	1.098.960
FUENTES DE FINANCIAMIENTO	**23.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	23.000.000
Disminución de otros activos financieros	23.000.000
Disminución de disponibilidades	23.000.000
Disminución de banco	23.000.000
TOTAL RECURSOS	**46.794.028**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**42.260.587**
GASTOS DE CONSUMO	41.738.308
Remuneraciones	29.738.160
Sueldos, salarios y otras retribuciones	15.390.215
Beneficios y complementos de sueldos y salarios	6.353.108
Aportes patronales	2.496.307
Prestaciones sociales y otras indemnizaciones	3.795.713
Asistencia socioeconómica	1.702.817
Compra de bienes y servicios	9.703.898
Bienes de consumo	4.130.663
Servicios no personales	5.573.235
Impuestos indirectos	1.197.290
Depreciación y amortización	1.098.960
TRANSFERENCIAS Y DONACIONES CORRIENTES	522.279
Al sector privado	522.279
Donaciones corrientes al sector privado	522.279
Donaciones a personas	356.287
Donaciones a instituciones sin fines de lucro	165.992
GASTOS DE CAPITAL	**4.533.441**
INVERSIÓN REAL DIRECTA	4.533.441
Formación bruta de capital fijo	4.440.264
Maquinaria, equipos y otros bienes muebles	3.717.402
Construcciones de bienes de dominio privado	722.862
Bienes intangibles	93.177
TOTAL GASTOS	**46.794.028**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	16.000.000	13.784.836			29.784.836
02	Gestión administrativa	8.598.960	8.410.232			17.009.192
	TOTAL	**24.598.960**	**22.195.068**			**46.794.028**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**56**	**48**		**104**	**9.744.465**		**9.744.465**
Alto nivel y de dirección	3	2		5	754.751		754.751
Directivo	11	3		14	1.719.482		1.719.482
Profesional y técnico	25	15		40	4.057.964		4.057.964
Personal administrativo	17	28		45	3.212.268		3.212.268
TOTAL	**56**	**48**		**104**	**9.744.465**		**9.744.465**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	29.738.160
4.02	Materiales, suministros y mercancías	4.130.663
4.03	Servicios no personales	6.770.525
4.04	Activos reales	4.533.441
4.07	Transferencias y donaciones	522.279
4.08	Otros gastos	1.098.960
	TOTAL	**46.794.028**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**22.695.068**
INGRESOS CORRIENTES ORDINARIOS	22.695.068
INGRESOS DE LA PROPIEDAD	500.000
Alquileres de tierras y terrenos	500.000
TRANSFERENCIAS CORRIENTES	22.195.068
Transferencias corrientes del sector público	22.195.068
Transferencias corrientes internas recibidas del sector público	22.195.068
De la República	22.195.068
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	22.195.068
Recursos Ordinarios	22.195.068
1.2 GASTOS CORRIENTES	**42.260.587**
GASTOS DE CONSUMO	41.738.308
Remuneraciones	29.738.160
Sueldos, salarios y otras retribuciones	15.390.215
Beneficios y complementos de sueldos y salarios	6.353.108
Aportes patronales	2.496.307
Prestaciones sociales y otras indemnizaciones	3.795.713
Asistencia socioeconómica	1.702.817
Compra de bienes y servicios	9.703.898
Bienes de consumo	4.130.663
Servicios no personales	5.573.235
Impuestos indirectos	1.197.290
Depreciación y amortización	1.098.960
TRANSFERENCIAS Y DONACIONES CORRIENTES	522.279
Al sector privado	522.279
Donaciones corrientes al sector privado	522.279
Donaciones a personas	356.287
Donaciones a instituciones sin fines de lucro	165.992
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(19.565.519)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(18.466.559)**
RECURSOS PROPIOS DE CAPITAL	(18.466.559)
Desahorro en cuenta corriente	(19.565.519)
Incremento de la depreciación y amortización acumuladas	1.098.960
2.2 GASTOS DE CAPITAL	**4.533.441**
INVERSIÓN REAL DIRECTA	4.533.441
Formación bruta de capital fijo	4.440.264
Maquinaria, equipos y otros bienes muebles	3.717.402
Construcciones de bienes de dominio privado	722.862
Bienes intangibles	93.177
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(23.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**23.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	23.000.000
Disminución de otros activos financieros	23.000.000
Disminución de disponibilidades	23.000.000
Disminución de banco	23.000.000
3.2 APLICACIONES FINANCIERAS	**23.000.000**
DÉFICIT FINANCIERO	23.000.000

A0541

Fundación Gran Misión Barrio Nuevo Barrio Tricolor

FUNDACIÓN GRAN MISIÓN BARRIO NUEVO BARRIO TRICOLOR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Gran Misión Barrio Nuevo Barrio Tricolor (Fgmbnbt), fue creada mediante el Decreto N° 603 de fecha 21/11/2013 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.299 de la misma fecha. Posteriormente, en el Decreto N° 1.013 de fecha 29/05/2014 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.422 de la misma fecha, se modifica la adscripción del ente, desde el Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno al Ministerio del Poder Popular para Vivienda y Hábitat, que a su vez, cambió de denominación a Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda, según lo indicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.511 de fecha 03/10/2014.

El objeto de la Fundación, está orientado hacia la ejecución de políticas y planes estratégicos de organización del pueblo, para gestionar de manera directa y democrática, desde la comunidad, la dirección del proceso social nacional de trabajo, hacia la transformación de todos los barrios a nivel nacional, de forma que se constituyan en espacios planificados, dignos, seguros y sustentables; se trata de recuperar, rehabilitar, embellecer y urbanizar las barriadas venezolanas, para hacer efectiva la Gran Misión Barrio Nuevo Barrio Tricolor en conexión con el Plan Patria Segura.

Asimismo, la Fgmbnbt perfila su misión hacia la armonización, mediante la unidad política y la acción de los órganos y entes del Estado entre sí, que conjuntamente con las comunidades organizadas legítimamente, permitan la construcción de colectividades humanas, integradas conscientemente en comunas, como estructura política fundamental, de la sociedad socialista en construcción.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**85.000.000**
INGRESOS CORRIENTES ORDINARIOS	85.000.000
TRANSFERENCIAS CORRIENTES	85.000.000
Transferencias corrientes del sector público	85.000.000
Transferencias corrientes internas recibidas del sector público	85.000.000
De la República	85.000.000
INGRESOS DE CAPITAL	**1.892.584**
RECURSOS PROPIOS DE CAPITAL	1.892.584
Incremento de la depreciación y amortización acumuladas	1.892.584
TOTAL RECURSOS	**86.892.584**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**80.288.003**
GASTOS DE CONSUMO	79.388.003
Remuneraciones	41.000.000
Sueldos, salarios y otras retribuciones	15.064.813
Beneficios y complementos de sueldos y salarios	11.337.530
Aportes patronales	3.862.988
Prestaciones sociales y otras indemnizaciones	3.615.012
Asistencia socioeconómica	7.119.657
Compra de bienes y servicios	31.215.062
Bienes de consumo	17.720.283
Servicios no personales	13.494.779
Impuestos indirectos	5.280.357
Depreciación y amortización	1.892.584
GASTOS DE LA PROPIEDAD	300.000
Derechos sobre bienes intangibles	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.000
Al sector privado	600.000
Transferencias corrientes al sector privado	100.000
Directas a personas	100.000
Otras transferencias directas a personas	100.000
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**6.604.581**
INVERSIÓN REAL DIRECTA	6.604.581
Formación bruta de capital fijo	6.304.581
Maquinaria, equipos y otros bienes muebles	5.974.561
Construcciones de bienes de dominio privado	150.020
Construcciones de bienes de dominio público	180.000
Bienes intangibles	300.000
TOTAL GASTOS	**86.892.584**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		41.000.000			41.000.000
02	Gestión administrativa	1.892.584	44.000.000			45.892.584
	TOTAL	**1.892.584**	**85.000.000**			**86.892.584**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**46**	**67**		**113**	**7.556.676**		**7.556.676**
Directivo	36	37		73	6.819.665		6.819.665
Obrero	10	30		40	737.011		737.011
Personal Contratado		**308**		**308**	**2.015.750**		**2.015.750**
Profesional y Técnico		308		308	2.015.750		2.015.750
TOTAL	46	375		421	9.572.426		9.572.426

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	41.000.000
4.02	Materiales, suministros y mercancías	17.720.283
4.03	Servicios no personales	19.075.136
4.04	Activos reales	6.604.581
4.07	Transferencias y donaciones	600.000
4.08	Otros gastos	1.892.584
	TOTAL	**86.892.584**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**85.000.000**
INGRESOS CORRIENTES ORDINARIOS	85.000.000
TRANSFERENCIAS CORRIENTES	85.000.000
Transferencias corrientes del sector público	85.000.000
Transferencias corrientes internas recibidas del sector público	85.000.000
De la República	85.000.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	85.000.000
-Recursos Ordinarios	85.000.000
1.2 GASTOS CORRIENTES	**80.288.003**
GASTOS DE CONSUMO	79.388.003
Remuneraciones	41.000.000
Sueldos, salarios y otras retribuciones	15.064.813
Beneficios y complementos de sueldos y salarios	11.337.530
Aportes patronales	3.862.988
Prestaciones sociales y otras indemnizaciones	3.615.012
Asistencia socioeconómica	7.119.657
Compra de bienes y servicios	31.215.062
Bienes de consumo	17.720.283
Servicios no personales	13.494.779
Impuestos indirectos	5.280.357
Depreciación y amortización	1.892.584
GASTOS DE LA PROPIEDAD	300.000
Derechos sobre bienes intangibles	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.000
Al sector privado	600.000
Transferencias corrientes al sector privado	100.000
Directas a personas	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otras transferencias directas a personas	100.000
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.711.997**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.604.581**
RECURSOS PROPIOS DE CAPITAL	6.604.581
Ahorro en cuenta corriente	4.711.997
Incremento de la depreciación y amortización acumuladas	1.892.584
2.2 GASTOS DE CAPITAL	**6.604.581**
INVERSIÓN REAL DIRECTA	6.604.581
Formación bruta de capital fijo	6.304.581
Maquinaria, equipos y otros bienes muebles	5.974.561
Construcciones de bienes de dominio privado	150.020
Construcciones de bienes de dominio público	180.000
Bienes intangibles	300.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0563

Autoridad Única de Área para el Estado Carabobo "Ciudad Hugo Chávez"

AUTORIDAD ÚNICA DE ÁREA PARA EL ESTADO CARABOBO "CIUDAD HUGO CHÁVEZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Autoridad Única de Área para el Estado Carabobo "Ciudad Hugo Chávez", fue creada bajo las disposiciones jurídicas establecidas en el Decreto N° 666 de fecha 10/12/2013, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.313 de fecha 11/12/2013, teniendo como objetivo primordial, la planificación y coordinación del desarrollo de los planes y proyectos en la ordenación integral, del área del terreno requerido para la construcción de la "Ciudad Hugo Chávez".

La política presupuestaria 2015 del Ente, se orienta estructuralmente bajo los pilares organizacionales, netamente operativos y dentro de la razón social de la Institución, ya que la misma pretende satisfacer el déficit existente de viviendas dignas en las parroquias del sur de la ciudad de Valencia, como consecuencia del modelo socioeconómico impuesto en Venezuela, y siguiendo los dictámenes establecidos en el legado del Comandante Supremo y Eterno Hugo Rafael Chávez Frías, en armonía con lo contemplado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 específicamente en su Objetivo Histórico III "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América", mejorando las condiciones socio económicas de la población de la zona asignada, facilitando su acceso a una vivienda digna y a los servicios básicos, propiciando el ordenamiento, crecimiento, conservación, mantenimiento y protección de los centros de población y sus áreas de influencia, fomentando la participación de las organizaciones de la sociedad civil y la iniciativa e inversión privadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**9.000.000**
INGRESOS CORRIENTES ORDINARIOS	9.000.000
TRANSFERENCIAS CORRIENTES	9.000.000
Transferencias corrientes del sector público	9.000.000
Transferencias corrientes internas recibidas del sector público	9.000.000
De la República	9.000.000
TOTAL RECURSOS	**9.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**4.500.000**
GASTOS DE CONSUMO	4.500.000
Compra de bienes y servicios	4.500.000
Bienes de consumo	2.250.000
Servicios no personales	2.250.000
GASTOS DE CAPITAL	**4.500.000**
INVERSIÓN REAL DIRECTA	4.500.000
Formación bruta de capital fijo	4.500.000
Maquinaria, equipos y otros bienes muebles	4.500.000
TOTAL GASTOS	**9.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa		9.000.000			9.000.000
	TOTAL		**9.000.000**			**9.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.02	Materiales, suministros y mercancías	2.250.000
4.03	Servicios no personales	2.250.000
4.04	Activos reales	4.500.000
	TOTAL	**9.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**9.000.000**
INGRESOS CORRIENTES ORDINARIOS	9.000.000
TRANSFERENCIAS CORRIENTES	9.000.000
Transferencias corrientes del sector público	9.000.000
Transferencias corrientes internas recibidas del sector público	9.000.000
De la República	9.000.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	9.000.000
-Recursos Ordinarios	9.000.000
1.2 GASTOS CORRIENTES	**4.500.000**
GASTOS DE CONSUMO	4.500.000
Compra de bienes y servicios	4.500.000
Bienes de consumo	2.250.000
Servicios no personales	2.250.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.500.000**
2. CUENTA CAPITAL	**4.500.000**
2.1 INGRESOS DE CAPITAL	**4.500.000**
RECURSOS PROPIOS DE CAPITAL	4.500.000
Ahorro en cuenta corriente	4.500.000
2.2 GASTOS DE CAPITAL	**4.500.000**
INVERSIÓN REAL DIRECTA	4.500.000
Formación bruta de capital fijo	4.500.000
Maquinaria, equipos y otros bienes muebles	4.500.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0662

Instituto Nacional de la Vivienda (INAVI)

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de la Vivienda (INAVI), fue creado originalmente según Decreto N° 908 del 23-05-1975, publicado en Gaceta Oficial de la República de Venezuela N° 1.746 Extraordinario de la misma fecha, modificado mediante Decreto con Rango, Valor y Fuerza de Ley del Instituto Nacional de la Vivienda, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 5.892 Extraordinario del 31-07-2008, con el propósito de dar cumplimiento al precepto constitucional, que garantiza a las familias venezolanas el derecho a la vivienda.

Para el Ejercicio Económico Financiero 2015, con base en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, específicamente en su Objetivo Histórico III: "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América", así como en la normativa que rige la materia y de acuerdo a lineamientos, directrices y estrategias de acción, emanadas del Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda, que le definen un conjunto de objetivos, abocados al sector poblacional de menores ingresos, el INAVI, tiene previsto el logro de los siguientes objetivos:

- Desarrollar la segunda fase de la Gran Misión Vivienda Venezuela, para abatir definitivamente el déficit habitacional acumulado.
- Implementar la Ciudad Compacta, como modelo de desarrollo urbano sustentable, con edificaciones de baja altura y alta densidad.
- Habilitar nuevos terrenos con servicios básicos, para permitir la futura construcción de desarrollos habitacionales.

Asimismo, continuará con la política de protección y atención integral a las familias en refugios, en casos de emergencias o desastres, en cumplimiento del Decreto Presidencial N° 8.001 del 18-01-2011, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.599 de fecha 21-01-2011.

El financiamiento programado proviene en su totalidad de aportes del Ejecutivo Nacional, a través del Presupuesto de Gastos del órgano de adscripción, orientado a la cobertura de las erogaciones de funcionamiento, de modo que el Instituto pueda cumplir con los objetivos planteados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**517.774.690**
INGRESOS CORRIENTES ORDINARIOS	517.774.690
TRANSFERENCIAS CORRIENTES	517.774.690
Transferencias corrientes del sector público	517.774.690
Transferencias corrientes internas recibidas del sector público	517.774.690
De la República	517.774.690
FUENTES DE FINANCIAMIENTO	**3.230.043.645**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.230.043.645
Disminución de otros activos financieros	3.230.043.645
Disminución de disponibilidades	3.073.717
Disminución de banco	3.073.717
Disminución de fondos en avance, en anticipo y en fideicomiso	3.226.969.928
Disminución de fondos en fideicomiso	3.226.969.928
TOTAL RECURSOS	**3.747.818.335**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**517.774.690**
GASTOS DE CONSUMO	172.894.792
Remuneraciones	169.354.013
Sueldos, salarios y otras retribuciones	64.461.736
Beneficios y complementos de sueldos y salarios	56.717.568
Aportes patronales	9.626.976
Prestaciones sociales y otras indemnizaciones	25.450.736
Asistencia socioeconómica	13.096.997
Compra de bienes y servicios	3.161.410
Bienes de consumo	1.750.000
Servicios no personales	1.411.410
Impuestos indirectos	379.369
TRANSFERENCIAS Y DONACIONES CORRIENTES	344.879.898
Al sector privado	344.879.898
Transferencias corrientes al sector privado	344.879.898
Directas a personas	344.679.898
Pensiones y otros beneficios asociados	81.050.121
Jubilaciones y otros beneficios asociados	263.200.078
Otras transferencias directas a personas	429.699
A instituciones sin fines de lucro	200.000
APLICACIONES FINANCIERAS	**3.230.043.645**
DISMINUCIÓN DE PASIVOS	3.230.043.645
Disminución de cuentas y efectos por pagar	3.230.043.645
Disminución de cuentas y efectos por pagar a corto plazo	3.073.717
Disminución cuentas por pagar a proveedores a corto plazo	3.073.717
Disminución de cuentas y efectos por pagar a mediano y largo plazo	3.226.969.928
Disminución de cuentas por pagar a contratistas a mediano y largo plazo	3.226.969.928
TOTAL GASTOS	**3.747.818.335**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		170.026.013			170.026.013
02	Gestión administrativa		3.498.478		3.230.043.645	3.233.542.123
03	Previsión y protección social		344.250.199			344.250.199
	TOTAL		**517.774.690**		**3.230.043.645**	**3.747.818.335**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**141**	**159**		**300**	**10.014.711**	**1.085.342**	**11.100.053**
Directivo	13	20		33	1.483.596		1.483.596
Profesional y Técnico	48	33		81	2.512.203	574.130	3.086.333
Personal Administrativo	28	23		51	1.978.461	511.212	2.489.673
Obrero	52	83		135	4.040.451		4.040.451
Personal Contratado	**246**	**257**		**503**	**24.414.864**		**24.414.864**
Profesional y Técnico	144	149		293	15.909.864		15.909.864
Personal Administrativo	102	108		210	8.505.000		8.505.000
TOTAL	**387**	**416**		**803**	**34.429.575**	**1.085.342**	**35.514.917**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**2.678**	**1.925**	**4.603**	**263.200.078**
Empleados	1.549	1.051	2.600	148.668.324
Obreros	1.129	874	2.003	114.531.754
Pensionados	**741**	**594**	**1.335**	**81.050.121**
Empleados	327	275	602	36.548.444
Obreros	414	319	733	44.501.677
TOTAL	**3.419**	**2.519**	**5.938**	**344.250.199**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	169.354.013
4.02	Materiales, suministros y mercancías	1.750.000
4.03	Servicios no personales	1.790.779
4.07	Transferencias y donaciones	344.879.898
4.11	Disminución de pasivos	3.230.043.645
	TOTAL	**3.747.818.335**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**517.774.690**
INGRESOS CORRIENTES ORDINARIOS	517.774.690
TRANSFERENCIAS CORRIENTES	517.774.690
Transferencias corrientes del sector público	517.774.690
Transferencias corrientes internas recibidas del sector público	517.774.690
De la República	517.774.690
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	517.774.690
Recursos Ordinarios	517.774.690
1.2 GASTOS CORRIENTES	**517.774.690**
GASTOS DE CONSUMO	172.894.792
Remuneraciones	169.354.013
Sueldos, salarios y otras retribuciones	64.461.736
Beneficios y complementos de sueldos y salarios	56.717.568
Aportes patronales	9.626.976
Prestaciones sociales y otras indemnizaciones	25.450.736
Asistencia socioeconómica	13.096.997
Compra de bienes y servicios	3.161.410
Bienes de consumo	1.750.000
Servicios no personales	1.411.410
Impuestos indirectos	379.369

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	344.879.898
Al sector privado	344.879.898
Transferencias corrientes al sector privado	344.879.898
Directas a personas	344.679.898
Pensiones y otros beneficios asociados	81.050.121
Jubilaciones y otros beneficios asociados	263.200.078
Otras transferencias directas a personas	429.699
A instituciones sin fines de lucro	200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.230.043.645**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.230.043.645
Disminución de otros activos financieros	3.230.043.645
Disminución de disponibilidades	3.073.717
Disminución de banco	3.073.717
Disminución de fondos en avance, en anticipo y en fideicomiso	3.226.969.928
Disminución de fondos en fideicomiso	3.226.969.928
3.2 APLICACIONES FINANCIERAS	**3.230.043.645**
DISMINUCIÓN DE PASIVOS	3.230.043.645
Disminución de cuentas y efectos por pagar	3.230.043.645
Disminución de cuentas y efectos por pagar a corto plazo	3.073.717
Disminución cuentas por pagar a proveedores a corto plazo	3.073.717
Disminución de cuentas y efectos por pagar a mediano y largo plazo	3.226.969.928
Disminución de cuentas por pagar a contratistas a mediano y largo plazo	3.226.969.928

A0711

Banco Nacional de Vivienda y Hábitat (BANAVIH)

BANCO NACIONAL DE VIVIENDA Y HÁBITAT (BANAVIH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Banco Nacional de Vivienda y Hábitat (Banavih), fue creado con la Ley del Régimen Prestacional de Vivienda y Hábitat, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.182 del 09/05/2005, modificada según Decreto N° 6.072 con Rango, Valor y Fuerza de Ley del Régimen Prestacional de Vivienda y Hábitat, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.889 Extraordinario del 31/07/2008.

Es importante destacar que el Banavih, tiene como objetivo fundamental, la promoción, supervisión y financiamiento del Sistema Nacional de Vivienda y Hábitat (Snvh), así como la administración exclusiva de los recursos de los fondos a que se refiere el citado Decreto con Rango, Valor y Fuerza de Ley.

Es por ello, que el Banavih, impulsará los componentes que permitan ofrecer mayor y mejor información y orientación, a todos los ahorristas y empleadores que lo requieran, en lo que respecta al Snvh, desarrollando además, estrategias comunicacionales orientadas a difundir y socializar aún más los mecanismos de obtención de recursos y modalidades de financiamiento; así mismo, promoverá el continuo fortalecimiento de los procesos, para garantizar un incremento sostenido de las recuperaciones y recaudaciones de recursos que integran el Fondo de Ahorro para la Vivienda y del Fondo de Aportes del Sector Público (Fasp), a través de la consolidación de planes de cobranzas, además de enfatizar continuamente todos los esfuerzos vinculados al desarrollo de la Gran Misión Vivienda Venezuela.

En este sentido; los proyectos formulados parten del enfoque estratégico planteado en los lineamientos generales enmarcados en el Objetivo Histórico N° 3, Objetivo Nacional 3.4, así como los Objetivos Estratégicos y Generales, establecidos en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019.

Para el año 2015, el Banavih ha estructurado un Plan Operativo Anual Institucional (Poai), constituido y plenamente vinculado a las políticas, líneas estratégicas, criterios y variables macroeconómicas, que permitan la óptima ejecución de los planes, metas y proyectos que en él se contemplan, garantizando el mejor y efectivo manejo de los recursos humanos, financieros y tecnológicos, con óptima calidad y ética profesional, en conjunto con la participación protagónica de la comunidad, a fin de satisfacer las necesidades de vivienda y hábitat de la familia venezolana.

El logro de los objetivos antes descritos, se enmarcan en las Líneas Estratégicas que a continuación se mencionan:

- Fortalecer la participación ciudadana con la implementación de mecanismos, orientados a mejorar y optimizar la comunicación, atención y las relaciones con la ciudadanía en general.
- Financiar las actividades, planes y proyectos, que se ejecutan a través del Snvh.
- Ejecutar los planes de acción, que contribuyan a promover los cambios que permitan alcanzar los objetivos vinculados a la Misión, Visión y Valores Institucionales del Banavih.
- Ejercer la efectiva y eficiente administración centralizada, de todos los recursos financieros que integran el Snvh.

El Banavih, dentro del ámbito de sus competencias, proyecta coadyuvar en la garantía constitucional que tiene la familia venezolana, en el disfrute pleno del derecho a la vivienda digna, en función de la complejidad social y económica, que implica la solución de los problemas habitacionales, esfuerzo este que ha sido empeñado por el Ejecutivo Nacional durante el último decenio, aun cuando persiste un déficit en el número de soluciones habitacionales, necesarias para satisfacer la enorme demanda nacional, para lo cual en función de apoyar a la Gran Misión Vivienda Venezuela, ejecutará las siguientes acciones para el año 2015:

- Administración de los recursos financieros provenientes del Fondo de Aportes del Sector Público (Fasp), destinados al financiamiento del Snvh, en garantía del cumplimiento de la Gran Misión Vivienda Venezuela, abarcando 81 proyectos habitacionales para el mencionado período, en el territorio nacional.
- Administración de los recursos financieros provenientes de la recaudación del Fondo de Ahorro Obligatorio para la Vivienda (Faov) y Fondo de Ahorro Voluntario para la Vivienda (Favv), en garantía del cumplimiento de la Gran Misión Vivienda Venezuela, con el objeto de otorgar 45.390 créditos para ese período.
- Administración de los recursos financieros del Fondo de Garantía (Fongar), contemplándose el otorgamiento de 364.985 créditos.
- Continuidad de la actualización y modernización de los sistemas de información operacionales, así como la plataforma tecnológica instalada del Banavih - Fase II, cuyo objeto es contar con instalaciones y equipos acordes a las necesidades de la Institución, así como con los servicios que ofrece.
- Fortalecimiento de la seguridad integral en las sedes del Banavih - Fase II, donde se proyecta la instalación de un sistema de seguridad integral, que permitirá optimizar los procesos y la protección de información.
- Continuación del Proyecto de las unidades de información del Banavih en las entidades federales del país, previéndose la creación e instalación de una oficina en cada entidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**930.082.885**
INGRESOS CORRIENTES ORDINARIOS	930.082.885
INGRESOS DE OPERACIÓN	930.082.885
Ingresos financieros de instituciones financieras	930.082.885
INGRESOS DE CAPITAL	**3.023.327.580**
RECURSOS PROPIOS DE CAPITAL	23.327.580
Incremento de la depreciación y amortización acumuladas	23.327.580
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.000.000.000
Transferencias y donaciones de capital del sector público	3.000.000.000
Transferencias de capital recibidas del sector público	3.000.000.000
De la República	3.000.000.000
FUENTES DE FINANCIAMIENTO	**15.107.172.076**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.107.172.076
Disminución de otros activos financieros	15.107.172.076
Disminución de disponibilidades	586.573.377
Disminución de bancos	586.573.377
Disminución de cuentas por cobrar a corto plazo	14.520.598.699
Disminución de otras cuentas por cobrar a corto plazo	14.520.598.699
TOTAL RECURSOS	**19.060.582.541**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.146.775.715**
GASTOS DE CONSUMO	1.121.970.560
Remuneraciones	694.470.789
Sueldos, salarios y otras retribuciones	230.637.544
Beneficios y complementos de sueldos y salarios	136.433.309
Aportes patronales	25.959.647
Prestaciones sociales y otras indemnizaciones	55.726.078
Asistencia socioeconómica	240.714.211
Otros gastos de personal	5.000.000
Compra de bienes y servicios	340.197.783
Bienes de consumo	120.219.733
Servicios no personales	219.978.050
Impuestos indirectos	63.974.408
Depreciación y amortización	23.327.580
GASTOS DE LA PROPIEDAD	375.160
Derechos sobre bienes intangibles	375.160
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.429.995
Al sector privado	24.429.995
Transferencias corrientes al sector privado	23.322.595
Directas a personas	23.322.595
Pensiones y otros beneficios asociados	5.543.463
Jubilaciones y otros beneficios asociados	17.779.132
Donaciones corrientes al sector privado	1.107.400
Donaciones a personas	791.000
Donaciones a instituciones sin fines de lucro	316.400

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS DE CAPITAL	**240.450.208**
INVERSIÓN REAL DIRECTA	194.730.207
Formación bruta de capital fijo	178.342.947
Edificios e instalaciones	20.000.000
Maquinaria, equipos y otros bienes muebles	142.579.447
Construcciones de bienes de dominio privado	14.068.500
Construcciones de bienes de dominio público	1.695.000
Bienes intangibles	16.387.260
INVERSIÓN FINANCIERA	45.720.001
Concesión de préstamos a largo plazo	45.720.001
Al sector privado	45.720.001
APLICACIONES FINANCIERAS	**17.673.356.618**
INVERSIÓN FINANCIERA	145.147.919
Incremento de otros activos financieros	145.147.919
Incremento de disponibilidades	145.147.919
Incremento de inversiones temporales	145.147.919
DISMINUCIÓN DE PASIVOS	17.528.208.699
Disminución de cuentas y efectos por pagar	17.528.208.699
Disminución de cuentas y efectos por pagar a corto plazo	7.610.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	7.610.000
Disminución de otras cuentas y efectos por pagar	17.520.598.699
Disminución de otras cuentas por pagar a corto plazo	17.520.598.699
TOTAL GASTOS	**19.060.582.541**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
126220	Administración de los recursos financieros del Fondo de Aportes del Sector Público (FASP) destinados al financiamiento de proyectos del SNVH año 2015	Financiamiento			85	55.512.491	3.000.000.000			3.055.512.491
126276	Administración de los recursos financieros del Fondo de Ahorro Obligatorio para la Vivienda (FAOV) y Fondo de Ahorro Voluntario para la Vivienda (FAVV) año 2015.	Crédito			39.661	13.960.703.568				13.960.703.568
126302	Administración de los recursos financieros del Fondo de Garantía (FONGAR) para el año 2015	Bolívar			338.049.684	504.382.640				504.382.640
126333	Continuación de la actualización y modernización de los sistemas de información operacionales, así como la plataforma tecnológica instalada del Banavih. Fase II	Plataforma Tecnológica			1	15.820.000				15.820.000
126342	Fortalecimiento de la Seguridad Integral en las sedes del BANAVIH. FASE II	Sistema			1	6.265.560				6.265.560
126428	Creación de Oficinas Regionales del Banavih en las entidades federales del país	Oficina			2	49.713.810				49.713.810
	TOTAL					14.592.398.069	3.000.000.000			17.592.398.069

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	710.685.823				710.685.823
02	Gestión administrativa	723.689.695				723.689.695
03	Previsión y protección social	23.322.595				23.322.595
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	10.486.359				10.486.359
	TOTAL	**1.468.184.472**				**1.468.184.472**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**239**	**185**	**406**	**830**	**107.411.838**	**41.400**	**107.453.238**
Alto Nivel y de Dirección	1			1	180.000	41.400	221.400
Directivo	13	12	6	31	12.173.781		12.173.781
Profesional y Técnico	190	105	360	655	74.057.171		74.057.171
Personal Administrativo	29	16	18	63	13.188.263		13.188.263
Personal Médico	1	2	1	4	2.028.964		2.028.964
Obrero	5	50	21	76	5.783.659		5.783.659
Personal Contratado	**82**	**82**		**164**	**29.642.045**		**29.642.045**
Profesional y Técnico	82	82		164	29.642.045		29.642.045
TOTAL	**321**	**267**	**406**	**994**	**137.053.883**	**41.400**	**137.095.283**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**41**	**17**	**58**	**17.779.132**
Empleados	41	15	56	13.993.572
Obreros		2	2	3.785.560
Pensionados	**8**	**4**	**12**	**5.543.463**
Empleados	6	2	8	4.481.432
Obreros	2	2	4	1.062.031
TOTAL	**49**	**21**	**70**	**23.322.595**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	694.470.789
4.02	Materiales, suministros y mercancías	120.219.733
4.03	Servicios no personales	284.327.618
4.04	Activos reales	194.730.207
4.05	Activos financieros	190.867.920
4.07	Transferencias y donaciones	24.429.995
4.08	Otros gastos	23.327.580
4.11	Disminución de pasivos	17.528.208.699
	TOTAL	**19.060.582.541**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**930.082.885**
INGRESOS CORRIENTES ORDINARIOS	930.082.885
INGRESOS DE OPERACIÓN	930.082.885
Ingresos financieros de instituciones financieras	930.082.885
1.2 GASTOS CORRIENTES	**1.146.775.715**
GASTOS DE CONSUMO	1.121.970.560
Remuneraciones	694.470.789
Sueldos, salarios y otras retribuciones	230.637.544
Beneficios y complementos de sueldos y salarios	136.433.309
Aportes patronales	25.959.647
Prestaciones sociales y otras indemnizaciones	55.726.078
Asistencia socioeconómica	240.714.211
Otros gastos de personal	5.000.000
Compra de bienes y servicios	340.197.783
Bienes de consumo	120.219.733
Servicios no personales	219.978.050
Impuestos indirectos	63.974.408
Depreciación y amortización	23.327.580
GASTOS DE LA PROPIEDAD	375.160
Derechos sobre bienes intangibles	375.160
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.429.995
Al sector privado	24.429.995
Transferencias corrientes al sector privado	23.322.595
Directas a personas	23.322.595
Pensiones y otros beneficios asociados	5.543.463
Jubilaciones y otros beneficios asociados	17.779.132
Donaciones corrientes al sector privado	1.107.400
Donaciones a personas	791.000
Donaciones a instituciones sin fines de lucro	316.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(216.692.830)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.806.634.750**
RECURSOS PROPIOS DE CAPITAL	(193.365.250)
Desahorro en cuenta corriente	(216.692.830)
Incremento de la depreciación y amortización acumuladas	23.327.580
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.000.000.000
Transferencias y donaciones de capital del sector público	3.000.000.000
Transferencias de capital recibidas del sector público	3.000.000.000
De la República	3.000.000.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	3.000.000.000
Recursos Ordinarios	3.000.000.000
2.2 GASTOS DE CAPITAL	**240.450.208**
INVERSIÓN REAL DIRECTA	194.730.207
Formación bruta de capital fijo	178.342.947
Edificios e instalaciones	20.000.000
Maquinaria, equipos y otros bienes muebles	142.579.447
Construcciones de bienes de dominio privado	14.068.500
Construcciones de bienes de dominio público	1.695.000
Bienes intangibles	16.387.260
INVERSIÓN FINANCIERA	45.720.001
Concesión de préstamos a largo plazo	45.720.001
Al sector privado	45.720.001
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.566.184.542**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**17.673.356.618**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.107.172.076
Disminución de otros activos financieros	15.107.172.076
Disminución de disponibilidades	586.573.377
Disminución de bancos	586.573.377
Disminución de cuentas por cobrar a corto plazo	14.520.598.699
Disminución de otras cuentas por cobrar a corto plazo	14.520.598.699
SUPERÁVIT FINANCIERO	2.566.184.542
3.2 APLICACIONES FINANCIERAS	**17.673.356.618**
INVERSIÓN FINANCIERA	145.147.919
Incremento de otros activos financieros	145.147.919
Incremento de disponibilidades	145.147.919
Incremento de inversiones temporales	145.147.919
DISMINUCIÓN DE PASIVOS	17.528.208.699
Disminución de cuentas y efectos por pagar	17.528.208.699
Disminución de cuentas y efectos por pagar a corto plazo	7.610.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	7.610.000
Disminución de otras cuentas y efectos por pagar	17.520.598.699
Disminución de otras cuentas por pagar a corto plazo	17.520.598.699

A0909

Instituto Geográfico de Venezuela "Simón Bolívar"

INSTITUTO GEOGRÁFICO DE VENEZUELA "SIMÓN BOLÍVAR"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Geográfico de Venezuela "Simón Bolívar", se crea con la entrada en vigencia de la Ley de Geografía, Cartografía y Catastro Nacional, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.002 de fecha 28/07/00. Esta Institución tiene por objeto, regular la formulación, ejecución y coordinación de las políticas y planes relativos a la geografía y cartografía, así como los relacionados con la implantación, formación y conservación del catastro en todo el territorio nacional. De la misma manera, tiene como actividades principales dirigir, producir y proveer la información territorial oficial en materia de geografía, cartografía y catastro, a los fines de contribuir con el desarrollo integral y la seguridad de la Nación, aspectos técnicos que hacen de ésta, una Institución de vital importancia estratégica para el Estado venezolano.

La formulación del Presupuesto de Ingresos y Gastos para el Ejercicio Económico Financiero 2015, se hizo en base a las exigencias y necesidades básicas del Instituto, lo cual permite dar cumplimiento el Plan Operativo Anual, que a su vez se encuentra enmarcado dentro de las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en el Objetivo Histórico III: "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, garantizando la conformación de una zona de paz en Nuestra América", teniendo como objetivo estratégico Institucional, coadyuvar a la nueva geopolítica nacional, ejecutando los proyectos relacionados con la generación de la cartografía básica y urbana, así como el desarrollo del sistema de información para la formación y conservación del catastro nacional, entre otros.

En tal sentido, el Instituto Geográfico de Venezuela "Simón Bolívar", ejecutará para el Ejercicio Económico Financiero 2015 de los siguientes proyectos:

- Generación de la cartografía básica en los estados al norte del río Orinoco
- Sistema de información del proceso de formación y conservación del catastro nacional
- Generación de la cartografía urbana a escala 1:1000

La política de gastos y aplicaciones financieras previstas para el año 2015, está estructurada y orientada a cubrir las necesidades básicas de la Institución, permitiendo la ejecución de sus proyectos y acciones centralizadas, de manera racional y eficiente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**49.452.014**
INGRESOS CORRIENTES ORDINARIOS	49.452.014
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.252.014
Venta de otros bienes y servicios	6.252.014
TRANSFERENCIAS CORRIENTES	43.200.000
Transferencias corrientes del sector público	43.200.000
Transferencias corrientes internas recibidas del sector público	43.200.000
De la República	43.200.000
INGRESOS DE CAPITAL	**10.919.049**
RECURSOS PROPIOS DE CAPITAL	2.800.000
Incremento de la depreciación y amortización acumuladas	2.800.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	8.119.049
Transferencias y donaciones de capital del sector público	8.119.049
Transferencias de capital recibidas del sector público	8.119.049
De la República	8.119.049
FUENTES DE FINANCIAMIENTO	**2.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.500.000
Disminución de otros activos financieros	2.500.000
Disminución de disponibilidades	2.500.000
Disminución de bancos	2.500.000
TOTAL RECURSOS	**62.871.063**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**54.752.014**
GASTOS DE CONSUMO	52.000.000
Remuneraciones	43.199.736
Sueldos, salarios y otras retribuciones	20.497.440
Beneficios y complementos de sueldos y salarios	13.136.306
Prestaciones sociales y otras indemnizaciones	4.075.000
Asistencia socioeconómica	5.490.990
Compra de bienes y servicios	4.950.264
Bienes de consumo	2.000.000
Servicios no personales	2.950.264
Impuestos indirectos	1.050.000
Depreciación y amortización	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.752.014
Al sector privado	2.752.014
Transferencias corrientes al sector privado	2.752.014
Directas a personas	2.752.014
Pensiones y otros beneficios asociados	416.325
Jubilaciones y otros beneficios asociados	2.335.689
GASTOS DE CAPITAL	**8.119.049**
INVERSIÓN REAL DIRECTA	8.119.049
Formación bruta de capital fijo	7.119.049
Maquinaria, equipos y otros bienes muebles	2.269.049
Producción propia (gastos capitalizables)	4.850.000
Compra de bienes y servicios	4.850.000
Bienes de consumo	850.000
Servicios no personales	4.000.000
Bienes intangibles	1.000.000
TOTAL GASTOS	**62.871.063**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
120283	A09090021000	Generación de la cartografía urbana a escala 1:1000	01/01/2014	31/12/2019	43.290.842	21.456.264	60.216.209	131.077.411	256.040.726
120530	A09090022000	Generación de la Cartografía Básica en los estados al Norte del Río Orinoco	05/01/2015	31/12/2019		8.119.049	196.420.235	589.260.716	793.800.000
121676	A09090023000	Sistema de información para la formación y conservación del catastro	02/01/2014	31/12/2019	40.800.000	9.593.736	65.793.763	103.812.501	220.000.000
		TOTAL			84.090.842	39.169.049	322.430.207	824.150.628	1.269.840.726

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120283	Generación de la cartografía urbana a escala 1:1000	Centro			90	856.264	20.600.000			21.456.264
120530	Generación de la Cartografía Básica en los estados al Norte del Río Orinoco	Kilómetro Cuadrado			494.575		8.119.049			8.119.049
121676	Sistema de información para la formación y conservación del catastro	Municipio			150	2.593.736	7.000.000			9.593.736
	TOTAL					3.450.000	35.719.049			39.169.049

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.000.000	13.600.000			15.600.000
02	Gestión administrativa	5.350.000				5.350.000
03	Previsión y protección social	752.014	2.000.000			2.752.014
	TOTAL	8.102.014	15.600.000			23.702.014

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**234**	**177**		**411**	**7.145.858**	**8.000.000**	**15.145.858**
Directivo	8	13		21	671.522	311.186	982.708
Profesional y Técnico	160	115		275	3.125.290	1.723.794	4.849.084
Personal Administrativo	42	4		46	1.449.046	4.965.020	6.414.066
Obrero	24	45		69	1.900.000	1.000.000	2.900.000
Personal Contratado	**114**	**76**		**190**	**3.149.278**		**3.149.278**
Profesional y Técnico	114	76		190	3.149.278		3.149.278
TOTAL	**348**	**253**		**601**	**10.295.136**	**8.000.000**	**18.295.136**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**11**	**15**	**26**	**2.335.689**
Empleados	9	10	19	1.818.891
Obreros	2	5	7	516.798
Pensionados	**4**	**2**	**6**	**416.325**
Empleados	2	2	4	247.990
Obreros	2		2	168.335
TOTAL	**15**	**17**	**32**	**2.752.014**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	43.199.736
4.02	Materiales, suministros y mercancías	2.850.000
4.03	Servicios no personales	8.000.264
4.04	Activos reales	3.269.049
4.07	Transferencias y donaciones	2.752.014
4.08	Otros gastos	2.800.000
	TOTAL	**62.871.063**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**49.452.014**
INGRESOS CORRIENTES ORDINARIOS	49.452.014
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.252.014
Venta de otros bienes y servicios	6.252.014
TRANSFERENCIAS CORRIENTES	43.200.000
Transferencias corrientes del sector público	43.200.000
Transferencias corrientes internas recibidas del sector público	43.200.000
De la República	43.200.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	43.200.000
-Recursos Ordinarios	43.200.000
1.2 GASTOS CORRIENTES	**54.752.014**
GASTOS DE CONSUMO	52.000.000
Remuneraciones	43.199.736
Sueldos, salarios y otras retribuciones	20.497.440
Beneficios y complementos de sueldos y salarios	13.136.306
Prestaciones sociales y otras indemnizaciones	4.075.000
Asistencia socioeconómica	5.490.990
Compra de bienes y servicios	4.950.264
Bienes de consumo	2.000.000
Servicios no personales	2.950.264
Impuestos indirectos	1.050.000
Depreciación y amortización	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.752.014
Al sector privado	2.752.014
Transferencias corrientes al sector privado	2.752.014
Directas a personas	2.752.014
Pensiones y otros beneficios asociados	416.325

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Jubilaciones y otros beneficios asociados	2.335.689
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(5.300.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.619.049**
RECURSOS PROPIOS DE CAPITAL	(2.500.000)
Desahorro en cuenta corriente	(5.300.000)
Incremento de la depreciación y amortización acumuladas	2.800.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	8.119.049
Transferencias y donaciones de capital del sector público	8.119.049
Transferencias de capital recibidas del sector público	8.119.049
De la República	8.119.049
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	8.119.049
-Proyectos por Endeudamiento	8.119.049
-Generación de la Cartografía Básica en los estados al Norte del Río Orinoco	8.119.049
2.2 GASTOS DE CAPITAL	**8.119.049**
INVERSIÓN REAL DIRECTA	8.119.049
Formación bruta de capital fijo	7.119.049
Maquinaria, equipos y otros bienes muebles	2.269.049
Producción propia (gastos capitalizables)	4.850.000
Compra de bienes y servicios	4.850.000
Bienes de consumo	850.000
Servicios no personales	4.000.000
Bienes intangibles	1.000.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.500.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.500.000
Disminución de otros activos financieros	2.500.000
Disminución de disponibilidades	2.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de bancos	2.500.000
3.2 APLICACIONES FINANCIERAS	**2.500.000**
DÉFICIT FINANCIERO	2.500.000

A1314

Instituto Nacional de Meteorología e Hidrología (Inameh)

INSTITUTO NACIONAL DE METEOROLOGÍA E HIDROLOGÍA (Inameh)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Meteorología e Hidrología (Inameh), creado en atención a lo previsto en la Ley de Meteorología e Hidrología Nacional, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.833 Extraordinario del 22 de diciembre de 2006, para regular y coordinar la actividad hidrometeorológica nacional, siendo además el ente oficial en la divulgación de información hidrológica y meteorológica de manera confiable y oportuna, a fin de contribuir tanto a la preservación de vidas y bienes, como al desarrollo socioeconomico del país, mediante talento humano especializado y tecnología de vanguardia, enmarcado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, específicamente en el Objetivo Histórico No. IV "Contribuir con la preservación de la vida en el planeta y la salvación de la especie humana", el cual da continuidad a los planes y programas que ha desarrollado la Revolución Bolivariana.

Para cumplir con este mandato se ha hecho necesario avanzar en la profundización del desarrollo del proyecto Socialista del siglo XXI, mediante la articulación de la gestión Bolivariana Socialista 2013-2019, con las políticas regionales y locales, apuntando a las directrices estratégica relativas a la Nueva Geopolítica Nacional y Profundización de la Democracia Protagónica Revolucionaria, enmarcados en los ámbitos de su competencia, estima la ejecución de los siguientes proyectos:

- Generación de información hidrometeorológica confiable para la gestión óptima del recurso hídrico, cuyo objetivo es generar información hidrometeorológica a fin de garantizar la sostenibilidad del uso eficiente y razonable del agua.

- Fortalecimiento a la conformación de sistemas de alerta temprana hidrometeorológica en poblaciones vulnerables, con el objetivo de reducir la vulnerabilidad de la población ubicada en zonas de riesgo ante la amenaza de fenómenos hidrometeorológicos, apoyando a las comunidades en la generación de información a través de los pluviómetros artesanales y la transferencia de conocimiento para la conformación de los sistemas de alertas.

- Optimización de la red hidrometeorológica nacional para garantizar la disponibilidad de los datos hidrometeorológicos para la generación de información confiable con fines de pronóstico, investigación y aplicación en materia de meteorología, hidrología y climatología, para apoyar en la toma de decisiones a los sectores productivos del país, la conservación de fuentes de agua potable y a los organismos del estado encargados de atender a la población ante la ocurrencia de fenómenos meteorológicos adversos.

- Ampliación y automatización de la red de monitoreo de calidad del aire del Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda, cuyo objetivo está destinado al fortalecimiento de la mencionada red, a través de la adquisición de equipos semiautomáticos, repuestos y materiales, que permitan garantizar la generación de información confiable en materia de ambiente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**36.295.755**
INGRESOS CORRIENTES ORDINARIOS	36.295.755
TRANSFERENCIAS CORRIENTES	36.295.755
Transferencias corrientes del sector público	36.295.755
Transferencias corrientes internas recibidas del sector público	36.295.755
De la República	35.267.653
De los entes descentralizados sin fines empresariales	1.028.102
INGRESOS DE CAPITAL	**61.313.172**
RECURSOS PROPIOS DE CAPITAL	863.172
Incremento de la depreciación y amortización acumuladas	863.172
TRANSFERENCIAS Y DONACIONES DE CAPITAL	60.450.000
Transferencias y donaciones de capital del sector público	60.450.000
Transferencias de capital recibidas del sector público	60.450.000
De la República	60.450.000
TOTAL RECURSOS	**97.608.927**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**36.588.694**
GASTOS DE CONSUMO	36.588.694
Remuneraciones	23.795.644
Sueldos, salarios y otras retribuciones	8.697.275
Beneficios y complementos de sueldos y salarios	7.751.500
Aportes patronales	1.228.250
Prestaciones sociales y otras indemnizaciones	2.583.119
Asistencia socioeconómica	3.535.500
Compra de bienes y servicios	4.254.658
Bienes de consumo	2.191.295
Servicios no personales	2.063.363
Impuestos indirectos	7.675.220
Depreciación y amortización	863.172
GASTOS DE CAPITAL	**61.020.233**
INVERSIÓN REAL DIRECTA	61.020.233
Formación bruta de capital fijo	61.020.233
Maquinaria, equipos y otros bienes muebles	16.020.233
Producción propia (gastos capitalizables)	45.000.000
Compra de bienes y servicios	45.000.000
Bienes de consumo	7.440.000
Servicios no personales	37.560.000
TOTAL GASTOS	**97.608.927**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2014	Presupuesto 2015	2016	Posteriores	Total
N.E	Ppto.								
119055	A13140023000	Optimización de la Red Hidrometeorológica Nacional	01/01/2014	31/12/2019	63.000.000	60.450.000	97.270.000	321.080.000	541.800.000
123160	A13140024000	Ampliación y automatización de la red de monitoreo de calidad del aire del Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	01/07/2013	30/06/2015	38.541.156	1.028.102			39.569.258
TOTAL					101.541.156	61.478.102	97.270.000	321.080.000	581.369.258

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
119055	Optimización de la Red Hidrometeorológica Nacional	Estación			948		60.450.000			60.450.000
123160	Ampliación y automatización de la red de monitoreo de calidad del aire del Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	Dotación			44				1.028.102	1.028.102
126018	Generación de información hidrometeorológica confiable para la gestión óptima del recurso hídrico	Cuenca			1		16.266.050			16.266.050
126331	Fortalecimiento a la conformación de sistemas de alerta temprana hidrometeorológica en poblaciones vulnerables	Instalación			14		1.733.950			1.733.950
TOTAL							**78.450.000**		**1.028.102**	**79.478.102**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		10.610.299			10.610.299
02	Gestión administrativa	863.172	6.657.354			7.520.526
TOTAL		**863.172**	**17.267.653**			**18.130.825**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**26**	**2**	**44**	**316.379**		**316.379**
Alto Nivel y de Dirección		1		1	14.879		14.879
Directivo	16	25	2	43	301.500		301.500
Personal Contratado	**94**	**160**		**254**	**6.900.896**		**6.900.896**
Profesional y Técnico	52	113		165	4.864.422		4.864.422
Personal Administrativo	30	24		54	1.621.474		1.621.474
Obrero	12	23		35	415.000		415.000
TOTAL	**110**	**186**	**2**	**298**	**7.217.275**		**7.217.275**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	23.795.644
4.02	Materiales, suministros y mercancías	9.631.295
4.03	Servicios no personales	47.298.583
4.04	Activos reales	16.020.233
4.08	Otros gastos	863.172
	TOTAL	**97.608.927**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**36.295.755**
INGRESOS CORRIENTES ORDINARIOS	36.295.755
TRANSFERENCIAS CORRIENTES	36.295.755
Transferencias corrientes del sector público	36.295.755
Transferencias corrientes internas recibidas del sector público	36.295.755
De la República	35.267.653
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	35.267.653
- Recursos Ordinarios	35.267.653
De los entes descentralizados sin fines empresariales	1.028.102
1.2 GASTOS CORRIENTES	**36.588.694**
GASTOS DE CONSUMO	36.588.694
Remuneraciones	23.795.644
Sueldos, salarios y otras retribuciones	8.697.275
Beneficios y complementos de sueldos y salarios	7.751.500
Aportes patronales	1.228.250
Prestaciones sociales y otras indemnizaciones	2.583.119
Asistencia socioeconómica	3.535.500
Compra de bienes y servicios	4.254.658
Bienes de consumo	2.191.295
Servicios no personales	2.063.363
Impuestos indirectos	7.675.220
Depreciación y amortización	863.172
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(292.939)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**61.020.233**
RECURSOS PROPIOS DE CAPITAL	570.233
Desahorro en cuenta corriente	(292.939)
Incremento de la depreciación y amortización acumuladas	863.172
TRANSFERENCIAS Y DONACIONES DE CAPITAL	60.450.000
Transferencias y donaciones de capital del sector público	60.450.000
Transferencias de capital recibidas del sector público	60.450.000
De la República	60.450.000
Ministerio del Poder Popular para Ecosocialismo, Hábitat y Vivienda	60.450.000
- Proyectos por Endeudamiento	60.450.000
Optimización de la Red Hidrometeorológica Nacional	60.450.000
2.2 GASTOS DE CAPITAL	**61.020.233**
INVERSIÓN REAL DIRECTA	61.020.233
Formación bruta de capital fijo	61.020.233
Maquinaria, equipos y otros bienes muebles	16.020.233
Producción propia (gastos capitalizables)	45.000.000
Compra de bienes y servicios	45.000.000
Bienes de consumo	7.440.000
Servicios no personales	37.560.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

74

Ministerio del Poder Popular para la Juventud y el Deporte

Ministerio del Poder Popular para la Juventud y el Deporte

A0049 Instituto Nacional de Deportes (IND)

A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro Ex-Atletas Jóvenes, Adultos(as) y Adultos (as) Mayores (FUNDAEXAR)

A0663 Instituto Nacional de Hipódromos (INH)

A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

A0938 Instituto Nacional del Poder Popular de la Juventud

A0049

Instituto Nacional de Deportes (IND)

INSTITUTO NACIONAL DE DEPORTES (IND)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Deportes fue creado por Decreto Ley N° 164, emitida por la Junta Militar de Gobierno, el 22 de Junio de 1949 y publicado en Gaceta Oficial de los Estados Unidos de Venezuela N° 22.955, quedando finalmente adscrito al Ministerio del Poder Popular para el Deporte, bajo el Decreto N° 5.022 de fecha 27 de noviembre del 2006.

El referido ente, ejecuta la política deportiva nacional orientada hacia siete (7) proyectos: "Atención Médico - Científica para la Alta Competencia y la Actividad Física", "Potenciación del Deporte de Alto Rendimiento", "Deporte, Actividad Física y Recreación por la Paz y la Vida", "Atención Socioeconómica a las y los Atletas de Alto Rendimiento", "Desarrollo del Subsistema Deportivo Estudiantil", "Capacitación del Talento Humano en Áreas del Conocimiento Vinculadas con el Deporte y la Actividad Física" y "Mantenimiento y Rehabilitación de la Infraestructura Deportiva a Nivel Nacional".

MISIÓN:
Apoyar la gestión del Ministerio del Poder Popular para la Juventud y el Deporte, articulando acciones dirigidas a promover la práctica de la educación física, el deporte y la recreación, como medios eficaces para desarrollar una cultura física integral de los ciudadanos y ciudadanas; con la finalidad de contribuir al mejoramiento de su calidad de vida y elevar el nivel competitivo de los y las atletas en escenarios nacionales e internacionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.327.401.398**
INGRESOS CORRIENTES ORDINARIOS	1.327.401.398
TRANSFERENCIAS CORRIENTES	1.327.401.398
Transferencias corrientes del sector público	1.327.401.398
Transferencias corrientes internas recibidas del sector público	1.327.401.398
De la República	1.327.401.398
INGRESOS DE CAPITAL	**4.000.000**
RECURSOS PROPIOS DE CAPITAL	4.000.000
Incremento de la depreciación y amortización acumuladas	4.000.000
FUENTES DE FINANCIAMIENTO	**20.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.000.000
Disminución de otros activos financieros	20.000.000
Disminución de disponibilidades	20.000.000
Disminución de bancos	20.000.000
TOTAL RECURSOS	**1.351.401.398**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.284.578.972**
GASTOS DE CONSUMO	818.413.649
Remuneraciones	488.225.781
Sueldos, salarios y otras retribuciones	180.039.820
Beneficios y complementos de sueldos y salarios	112.296.685
Aportes patronales	33.531.488
Prestaciones sociales y otras indemnizaciones	48.415.345
Asistencia socioeconómica	113.912.125
Otros gastos de personal	30.318
Compra de bienes y servicios	292.408.502
Bienes de consumo	68.317.046
Servicios no personales	224.091.456
Impuestos indirectos	33.779.366
Depreciación y amortización	4.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	466.165.323
Al sector privado	461.243.412
Transferencias corrientes al sector privado	450.305.238
Directas a personas	390.505.547
Pensiones y otros beneficios asociados	30.630.517
Jubilaciones y otros beneficios asociados	317.941.245
Otras transferencias directas a personas	41.933.785
A instituciones sin fines de lucro	59.799.691
Donaciones corrientes al sector privado	10.938.174
Donaciones a personas	10.874.174
Donaciones a instituciones sin fines de lucro	64.000
Al sector público	4.209.740
Transferencias corrientes al sector público	4.209.740
A los entes descentralizados sin fines empresariales para sus gastos	4.209.740
Al sector externo	712.171
Transferencias corrientes al exterior	512.179
A organismos internacionales	512.179
Donaciones corrientes al exterior	199.992
A organismos a instituciones sin fines de lucro	99.996

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
A organismos internacionales	99.996
GASTOS DE CAPITAL	**46.822.426**
INVERSIÓN REAL DIRECTA	46.722.430
Formación bruta de capital fijo	46.722.430
Maquinaria, equipos y otros bienes muebles	27.752.845
Construcciones de bienes de dominio privado	15.199.215
Construcciones de bienes de dominio público	3.770.370
TRANSFERENCIAS Y DONACIONES DE CAPITAL	99.996
Al sector privado	99.996
Donaciones de capital al sector privado	99.996
A consejos comunales	99.996
APLICACIONES FINANCIERAS	**20.000.000**
DISMINUCIÓN DE PASIVOS	20.000.000
Disminución de cuentas y efectos por pagar	20.000.000
Disminución de cuentas y efectos por pagar a corto plazo	16.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
Disminución cuentas por pagar a proveedores a corto plazo	6.000.000
Disminución cuentas por pagar a contratistas a corto plazo	7.000.000
Disminución de otras cuentas y efectos por pagar	4.000.000
Disminución de otras cuentas por pagar a corto plazo	4.000.000
TOTAL GASTOS	**1.351.401.398**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123755	Atención Médico - Científica para la Alta Competencia y la Actividad Física.	atleta			2.700		81.296.797			81.296.797
123756	Potenciación del Deporte de Alto Rendimiento	atleta			3.112		234.714.249			234.714.249
123758	Deporte, Actividad Física y Recreación por la Paz y la Vida.	persona			1.020.630		62.846.784			62.846.784
123759	Atención Socioeconómica a las y los Atletas de Alto Rendimiento	atleta			180		97.016.650			97.016.650
123761	Desarrollo del Subsistema Deportivo Estudiantil.	estudiante			2.000.000		103.024.979			103.024.979
123762	Capacitación del Talento Humano en Áreas del Conocimiento Vinculadas con el Deporte y la Actividad Física.	persona			9.440		44.328.856			44.328.856
123764	Mantenimiento y Rehabilitación de la Infraestructura Deportiva a Nivel Nacional	instalación			52		216.875.743			216.875.743
					TOTAL		**840.104.058**			**840.104.058**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		73.367.901			73.367.901
02	Gestión administrativa	24.000.000	65.357.677			89.357.677
03	Previsión y protección social		348.571.762			348.571.762
	TOTAL	**24.000.000**	**487.297.340**			**511.297.340**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**333**	**401**	**243**	**977**	**54.350.318**	**22.186.481**	**76.536.799**
Alto Nivel y de Dirección	16	15	41	72	3.673.207		3.673.207
Profesional y Técnico	127	92	70	289	16.510.759	9.929.914	26.440.673
Personal Administrativo	69	16	101	186	10.626.302	6.390.879	17.017.181
Obrero	121	278	31	430	23.540.050	5.865.688	29.405.738
Personal Contratado	**188**	**184**		**372**	**24.598.680**		**24.598.680**
Profesional y Técnico	188	184		372	24.598.680		24.598.680
TOTAL	**521**	**585**	**243**	**1.349**	**78.948.998**	**22.186.481**	**101.135.479**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**642**	**1.865**	**2.507**	**317.941.245**
Alto Nivel y de Dirección	5	47	52	6.890.867
Empleados	430	1.391	1.821	230.722.093
Obreros	207	427	634	80.328.285
Pensionados	**264**	**28**	**292**	**30.630.517**
Empleados	195	19	214	22.448.393
Obreros	69	9	78	8.182.124
TOTAL	**906**	**1.893**	**2.799**	**348.571.762**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	488.225.781
4.02	Materiales, suministros y mercancías	68.317.046
4.03	Servicios no personales	257.870.822
4.04	Activos reales	46.722.430
4.07	Transferencias y donaciones	466.265.319
4.08	Otros gastos	4.000.000
4.11	Disminución de pasivos	20.000.000
	TOTAL	**1.351.401.398**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.327.401.398**
INGRESOS CORRIENTES ORDINARIOS	1.327.401.398
TRANSFERENCIAS CORRIENTES	1.327.401.398
Transferencias corrientes del sector público	1.327.401.398
Transferencias corrientes internas recibidas del sector público	1.327.401.398
De la República	1.327.401.398
Ministerio del Poder Popular para la Juventud y el Deporte	1.327.401.398
Recursos Ordinarios	1.327.401.398
1.2 GASTOS CORRIENTES	**1.284.578.972**
GASTOS DE CONSUMO	818.413.649
Remuneraciones	488.225.781
Sueldos, salarios y otras retribuciones	180.039.820
Beneficios y complementos de sueldos y salarios	112.296.685
Aportes patronales	33.531.488
Prestaciones sociales y otras indemnizaciones	48.415.345
Asistencia socioeconómica	113.912.125
Otros gastos de personal	30.318
Compra de bienes y servicios	292.408.502
Bienes de consumo	68.317.046
Servicios no personales	224.091.456
Impuestos indirectos	33.779.366
Depreciación y amortización	4.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	466.165.323
Al sector privado	461.243.412
Transferencias corrientes al sector privado	450.305.238
Directas a personas	390.505.547
Pensiones y otros beneficios asociados	30.630.517
Jubilaciones y otros beneficios asociados	317.941.245
Otras transferencias directas a personas	41.933.785

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
A instituciones sin fines de lucro	59.799.691
Donaciones corrientes al sector privado	10.938.174
Donaciones a personas	10.874.174
Donaciones a instituciones sin fines de lucro	64.000
Al sector público	4.209.740
Transferencias corrientes al sector público	4.209.740
A los entes descentralizados sin fines empresariales para sus gastos	4.209.740
Al sector externo	712.171
Transferencias corrientes al exterior	512.179
A organismos internacionales	512.179
Donaciones corrientes al exterior	199.992
A organismos a instituciones sin fines de lucro	99.996
A organismos internacionales	99.996
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**42.822.426**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**46.822.426**
RECURSOS PROPIOS DE CAPITAL	46.822.426
Ahorro en cuenta corriente	42.822.426
Incremento de la depreciación y amortización acumuladas	4.000.000
2.2 GASTOS DE CAPITAL	**46.822.426**
INVERSIÓN REAL DIRECTA	46.722.430
Formación bruta de capital fijo	46.722.430
Maquinaria, equipos y otros bienes muebles	27.752.845
Construcciones de bienes de dominio privado	15.199.215
Construcciones de bienes de dominio público	3.770.370
TRANSFERENCIAS Y DONACIONES DE CAPITAL	99.996
Al sector privado	99.996
Donaciones de capital al sector privado	99.996
A consejos comunales	99.996

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**20.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.000.000
Disminución de otros activos financieros	20.000.000
Disminución de disponibilidades	20.000.000
Disminución de bancos	20.000.000
3.2 APLICACIONES FINANCIERAS	**20.000.000**
DISMINUCIÓN DE PASIVOS	20.000.000
Disminución de cuentas y efectos por pagar	20.000.000
Disminución de cuentas y efectos por pagar a corto plazo	16.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
Disminución cuentas por pagar a proveedores a corto plazo	6.000.000
Disminución cuentas por pagar a contratistas a corto plazo	7.000.000
Disminución de otras cuentas y efectos por pagar	4.000.000
Disminución de otras cuentas por pagar a corto plazo	4.000.000

A0479

Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)

FUNDACIÓN PARA LA ATENCIÓN INTEGRAL A LOS ATLETAS DE ALTO RENDIMIENTO EN SITUACIÓN DE RETIRO Y EX-ATLETAS JÓVENES, ADULTOS (AS) Y ADULTOS (AS) MAYORES (FUNDAEXAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Como parte de la política del Gobierno Bolivariano en materia Deportiva Nacional, el 28 de enero del año 2003, nace Fundaexar, como una Fundación para la Atención Integral a las y los Ex–Atletas de Alto Rendimiento. Posteriormente, se modificó su forma y pasó a ser una institución de carácter público adscrita al Instituto Nacional de Deportes (IND), según Decreto N° 4741 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.502 de fecha 17 de agosto de 2006, con el nombre de Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex–Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (Fundaexar). Luego, en el año 2009 se adscribe al Ministerio del Poder Popular para el Deporte, mediante Decreto N° 6.670 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.163 de fecha 22 de abril de 2009.

La Fundación tiene como misión y visión en concordancia con el objetivo principal brindar atención integral a las y los atletas de alto rendimiento en situación de retiro y las y los ex –atletas jóvenes, adultos (as) y adultos (as) mayores en áreas educativas, psicológica, socio-económicas, de asesoría legal, deportiva y de recreación, a los fines de preservar sus derechos humanos y fundamentales consagrados en la carta magna.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**21.000.000**
INGRESOS CORRIENTES ORDINARIOS	21.000.000
TRANSFERENCIAS CORRIENTES	21.000.000
Transferencias corrientes del sector público	21.000.000
Transferencias corrientes internas recibidas del sector público	21.000.000
De la República	21.000.000
INGRESOS DE CAPITAL	**39.600**
RECURSOS PROPIOS DE CAPITAL	39.600
Incremento de la depreciación y amortización acumuladas	39.600
TOTAL RECURSOS	**21.039.600**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**20.844.600**
GASTOS DE CONSUMO	4.127.800
Remuneraciones	2.930.600
Sueldos, salarios y otras retribuciones	1.143.500
Beneficios y complementos de sueldos y salarios	930.000
Aportes patronales	33.600
Prestaciones sociales y otras indemnizaciones	275.000
Asistencia socioeconómica	548.500
Compra de bienes y servicios	1.031.144
Bienes de consumo	425.000
Servicios no personales	606.144
Impuestos indirectos	126.456
Depreciación y amortización	39.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.716.800
Al sector privado	16.716.800
Transferencias corrientes al sector privado	15.600.000
Directas a personas	15.030.000
Otras transferencias directas a personas	15.030.000
A instituciones sin fines de lucro	570.000
Donaciones corrientes al sector privado	1.116.800
Donaciones a personas	1.116.800
GASTOS DE CAPITAL	**195.000**
INVERSIÓN REAL DIRECTA	195.000
Formación bruta de capital fijo	195.000
Maquinaria, equipos y otros bienes muebles	195.000
TOTAL GASTOS	**21.039.600**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123760	Atención Integral a las Glorias Deportivas Nacionales y Atletas de Alto Rendimiento en situación de retiro.	atleta			1.210		18.800.000			18.800.000
					TOTAL		**18.800.000**			**18.800.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.690.200			1.690.200
02	Gestión administrativa	39.600	509.800			549.400
	TOTAL	**39.600**	**2.200.000**			**2.239.600**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**4**	**2**		**6**	**720.000**		**720.000**
Profesional y Técnico	2	2		4	576.000		576.000
Personal Administrativo	2			2	144.000		144.000
TOTAL	**4**	**2**		**6**	**720.000**		**720.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	2.930.600
4.02	Materiales, suministros y mercancías	425.000
4.03	Servicios no personales	732.600
4.04	Activos reales	195.000
4.07	Transferencias y donaciones	16.716.800
4.08	Otros gastos	39.600
	TOTAL	**21.039.600**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**21.000.000**
INGRESOS CORRIENTES ORDINARIOS	21.000.000
TRANSFERENCIAS CORRIENTES	21.000.000
Transferencias corrientes del sector público	21.000.000
Transferencias corrientes internas recibidas del sector público	21.000.000
De la República	21.000.000
Ministerio del Poder Popular para la Juventud y el Deporte	21.000.000
Recursos Ordinarios	21.000.000
1.2 GASTOS CORRIENTES	**20.844.600**
GASTOS DE CONSUMO	4.127.800
Remuneraciones	2.930.600
Sueldos, salarios y otras retribuciones	1.143.500
Beneficios y complementos de sueldos y salarios	930.000
Aportes patronales	33.600
Prestaciones sociales y otras indemnizaciones	275.000
Asistencia socioeconómica	548.500
Compra de bienes y servicios	1.031.144
Bienes de consumo	425.000
Servicios no personales	606.144
Impuestos indirectos	126.456
Depreciación y amortización	39.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.716.800
Al sector privado	16.716.800
Transferencias corrientes al sector privado	15.600.000
Directas a personas	15.030.000
Otras transferencias directas a personas	15.030.000
A instituciones sin fines de lucro	570.000
Donaciones corrientes al sector privado	1.116.800
Donaciones a personas	1.116.800
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**155.400**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**195.000**
RECURSOS PROPIOS DE CAPITAL	195.000
Ahorro en cuenta corriente	155.400
Incremento de la depreciación y amortización acumuladas	39.600
2.2 GASTOS DE CAPITAL	**195.000**
INVERSIÓN REAL DIRECTA	195.000
Formación bruta de capital fijo	195.000
Maquinaria, equipos y otros bienes muebles	195.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0663

Instituto Nacional de Hipódromos (INH)

INSTITUTO NACIONAL DE HIPÓDROMOS (INH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Instituto Nacional de Hipódromos (INH) tiene por objeto, la organización, funcionamiento, administración y explotación de los hipódromos nacionales, con el fin específico de contribuir al fomento y mejora de la especie equina dentro del país, y promover con sus ingresos, actividades con propósito social, cultural y deportivo.

Tiene como misión, velar por la explotación, funcionamiento y organización de los hipódromos nacionales, contribuir con el fomento y mejora de la raza equina del país, estimulando así el hipismo en el ámbito nacional e internacional, desarrollando un espectáculo grato para todos los espectadores.

Por consiguiente, los créditos presupuestarios 2015, se adjudican solamente a las Acciones Centralizadas, no formulándose ningún proyecto, al estar en proceso de liquidación y supresión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.094.352.069**
INGRESOS CORRIENTES ORDINARIOS	1.094.352.069
INGRESOS DE OPERACIÓN	1.094.352.069
Otros ingresos de operación	1.094.352.069
TOTAL RECURSOS	**1.094.352.069**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.007.696.799**
GASTOS DE CONSUMO	468.527.444
Remuneraciones	298.152.033
Sueldos, salarios y otras retribuciones	103.667.911
Beneficios y complementos de sueldos y salarios	112.470.656
Aportes patronales	8.623.217
Prestaciones sociales y otras indemnizaciones	17.468.420
Asistencia socioeconómica	55.921.829
Compra de bienes y servicios	150.846.855
Bienes de consumo	76.480.365
Servicios no personales	74.366.490
Impuestos indirectos	19.528.556
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.000.000
Al sector público	10.000.000
Donaciones corrientes al sector público	10.000.000
A los entes descentralizados sin fines empresariales	10.000.000
OTROS GASTOS CORRIENTES	529.169.355
Otros gastos corrientes	529.169.355
Otras perdidas	529.169.355
GASTOS DE CAPITAL	**17.267.487**
INVERSIÓN REAL DIRECTA	17.267.487
Formación bruta de capital fijo	17.253.487
Maquinaria, equipos y otros bienes muebles	10.745.547
Construcciones de bienes de dominio privado	6.507.940
Bienes intangibles	14.000
APLICACIONES FINANCIERAS	**69.387.783**
DISMINUCIÓN DE PASIVOS	69.387.783
Disminución de cuentas y efectos por pagar	69.387.783
Disminución de cuentas y efectos por pagar a corto plazo	17.571.483
Disminución de aportes patronales y retenciones laborales por pagar	10.828.083
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	3.617.891

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	108.469
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	834.499
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	216.452
Disminución de otros aportes patronales por pagar	6.050.772
Disminución cuentas por pagar a proveedores a corto plazo	1.220.925
Disminución cuentas por pagar a contratistas a corto plazo	5.522.475
Disminución de cuentas y efectos por pagar a mediano y largo plazo	51.499.504
Disminución de cuentas por pagar a contratistas a mediano y largo plazo	51.499.504
Disminución de otras cuentas y efectos por pagar	316.796
Disminución de otras cuentas por pagar a corto plazo	316.796
TOTAL GASTOS	**1.094.352.069**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	298.991.704				298.991.704
02	Gestión administrativa	795.360.365				795.360.365
	TOTAL	1.094.352.069				1.094.352.069

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**21**	**62**		**83**	**4.927.991**		**4.927.991**
Directivo	4	12		16	1.932.198		1.932.198
Profesional y Técnico	17	50		67	2.995.793		2.995.793
Personal Contratado	**191**	**647**		**838**	**67.035.471**		**67.035.471**
Profesional y Técnico	32	29		61	4.918.272		4.918.272
Personal Administrativo	91	124		215	17.213.952		17.213.952
Personal Médico	3	3		6	2.459.136		2.459.136
Obrero	65	491		556	42.444.111		42.444.111
TOTAL	**212**	**709**		**921**	**71.963.462**		**71.963.462**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	298.152.033
4.02	Materiales, suministros y mercancías	76.480.365
4.03	Servicios no personales	93.895.046
4.04	Activos reales	17.267.487
4.07	Transferencias y donaciones	10.000.000
4.08	Otros gastos	529.169.355
4.11	Disminución de pasivos	69.387.783
	TOTAL	**1.094.352.069**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.094.352.069**
INGRESOS CORRIENTES ORDINARIOS	1.094.352.069
INGRESOS DE OPERACIÓN	1.094.352.069
Otros ingresos de operación	1.094.352.069
1.2 GASTOS CORRIENTES	**1.007.696.799**
GASTOS DE CONSUMO	468.527.444
Remuneraciones	298.152.033
Sueldos, salarios y otras retribuciones	103.667.911
Beneficios y complementos de sueldos y salarios	112.470.656
Aportes patronales	8.623.217
Prestaciones sociales y otras indemnizaciones	17.468.420
Asistencia socioeconómica	55.921.829
Compra de bienes y servicios	150.846.855
Bienes de consumo	76.480.365
Servicios no personales	74.366.490
Impuestos indirectos	19.528.556
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.000.000
Al sector público	10.000.000
Donaciones corrientes al sector público	10.000.000
A los entes descentralizados sin fines empresariales	10.000.000
OTROS GASTOS CORRIENTES	529.169.355
Otros gastos corrientes	529.169.355
Otras perdidas	529.169.355
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**86.655.270**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**86.655.270**
RECURSOS PROPIOS DE CAPITAL	86.655.270
Ahorro en cuenta corriente	86.655.270
2.2 GASTOS DE CAPITAL	**17.267.487**
INVERSIÓN REAL DIRECTA	17.267.487
Formación bruta de capital fijo	17.253.487
Maquinaria, equipos y otros bienes muebles	10.745.547
Construcciones de bienes de dominio privado	6.507.940

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Bienes intangibles	14.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**69.387.783**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**69.387.783**
SUPERÁVIT FINANCIERO	69.387.783
3.2 APLICACIONES FINANCIERAS	**69.387.783**
DISMINUCIÓN DE PASIVOS	69.387.783
Disminución de cuentas y efectos por pagar	69.387.783
Disminución de cuentas y efectos por pagar a corto plazo	17.571.483
Disminución de aportes patronales y retenciones laborales por pagar	10.828.083
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	3.617.891
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	108.469
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	834.499
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	216.452
Disminución de otros aportes patronales por pagar	6.050.772
Disminución cuentas por pagar a proveedores a corto plazo	1.220.925
Disminución cuentas por pagar a contratistas a corto plazo	5.522.475
Disminución de cuentas y efectos por pagar a mediano y largo plazo	51.499.504
Disminución de cuentas por pagar a contratistas a mediano y largo plazo	51.499.504
Disminución de otras cuentas y efectos por pagar	316.796
Disminución de otras cuentas por pagar a corto plazo	316.796

A0906

Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

SERVICIO AUTÓNOMO SUPERINTENDENCIA NACIONAL DE ACTIVIDADES HÍPICAS (SUNAHIP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Superintendencia Nacional de Actividades Hípicas (Sunahip) se encarga de supervisar, fiscalizar y regular todo lo concerniente a la actividad hípica nacional, desde la cría de ejemplares pura sangre que hacen vida dentro de espectáculos públicos, hasta la explotación de esta actividad a través de las apuestas. Fue creada bajo la iniciativa del gobierno del Presidente Hugo Rafael Chávez Frías, mediante Decreto Ley No. 422 de fecha 25 de Octubre de 1999, publicado en la Gaceta Oficial de la República de Venezuela No. 5.397 de esa misma fecha.

Para el Ejercicio Económico Financiero 2015, el ente a través de la formulación del proyecto "Fortalecimiento de la Fiscalización de la Actividad Hípica Nacional", prevé realizar un total de 1.560 fiscalizaciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**130.694.660**
INGRESOS CORRIENTES ORDINARIOS	130.694.660
OTROS INGRESOS	130.694.660
Otros ingresos ordinarios	130.694.660
INGRESOS DE CAPITAL	**800.000**
RECURSOS PROPIOS DE CAPITAL	800.000
Incremento de la depreciación y amortización acumuladas	800.000
TOTAL RECURSOS	**131.494.660**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**121.578.316**
GASTOS DE CONSUMO	113.452.765
Remuneraciones	64.156.657
Sueldos, salarios y otras retribuciones	24.363.220
Beneficios y complementos de sueldos y salarios	12.979.408
Aportes patronales	3.666.664
Prestaciones sociales y otras indemnizaciones	5.210.472
Asistencia socioeconómica	17.936.893
Compra de bienes y servicios	40.559.252
Bienes de consumo	15.056.440
Servicios no personales	25.502.812
Impuestos indirectos	7.936.856
Depreciación y amortización	800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.125.551
Al sector privado	3.500.000
Donaciones corrientes al sector privado	3.500.000
Donaciones a personas	3.500.000
Al sector externo	4.625.551
Transferencias corrientes al exterior	4.625.551
A organismos internacionales	4.625.551
GASTOS DE CAPITAL	**9.116.344**
INVERSIÓN REAL DIRECTA	9.116.344
Formación bruta de capital fijo	5.616.344
Maquinaria, equipos y otros bienes muebles	5.616.344
Bienes intangibles	3.500.000
APLICACIONES FINANCIERAS	**800.000**
DISMINUCIÓN DE PASIVOS	800.000
Disminución de cuentas y efectos por pagar	800.000
Disminución de cuentas y efectos por pagar a corto plazo	800.000
Disminución cuentas por pagar a proveedores a corto plazo	800.000
TOTAL GASTOS	**131.494.660**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
124728	Fortalecimiento de la Fiscalización de la Actividad Hipica Nacional	fiscalización			1.560	36.494.535				36.494.535
					TOTAL	36.494.535				36.494.535

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	42.381.497				42.381.497
02	Gestión administrativa	52.618.628				52.618.628
	TOTAL	95.000.125				95.000.125

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**33**	**65**		**98**	**11.685.628**		**11.685.628**
Alto Nivel y de Dirección		1		1	112.840		112.840
Directivo	2	3		5	568.596		568.596
Profesional y Técnico	6	12		18	2.044.310		2.044.310
Obrero	25	49		74	8.959.882		8.959.882
Personal Contratado	**10**	**21**		**31**	**3.520.024**		**3.520.024**
Profesional y Técnico	8	10		18	2.044.310		2.044.310
Personal Administrativo	2	11		13	1.475.714		1.475.714
TOTAL	**43**	**86**		**129**	**15.205.652**		**15.205.652**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	64.156.657
4.02	Materiales, suministros y mercancías	15.056.440
4.03	Servicios no personales	33.439.668
4.04	Activos reales	9.116.344
4.07	Transferencias y donaciones	8.125.551
4.08	Otros gastos	800.000
4.11	Disminución de pasivos	800.000
	TOTAL	**131.494.660**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**130.694.660**
INGRESOS CORRIENTES ORDINARIOS	130.694.660
OTROS INGRESOS	130.694.660
Otros ingresos ordinarios	130.694.660
1.2 GASTOS CORRIENTES	**121.578.316**
GASTOS DE CONSUMO	113.452.765
Remuneraciones	64.156.657
Sueldos, salarios y otras retribuciones	24.363.220
Beneficios y complementos de sueldos y salarios	12.979.408
Aportes patronales	3.666.664
Prestaciones sociales y otras indemnizaciones	5.210.472
Asistencia socioeconómica	17.936.893
Compra de bienes y servicios	40.559.252
Bienes de consumo	15.056.440
Servicios no personales	25.502.812
Impuestos indirectos	7.936.856
Depreciación y amortización	800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.125.551
Al sector privado	3.500.000
Donaciones corrientes al sector privado	3.500.000
Donaciones a personas	3.500.000
Al sector externo	4.625.551
Transferencias corrientes al exterior	4.625.551
A organismos internacionales	4.625.551
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.116.344**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.916.344**
RECURSOS PROPIOS DE CAPITAL	9.916.344
Ahorro en cuenta corriente	9.116.344
Incremento de la depreciación y amortización acumuladas	800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2.2 GASTOS DE CAPITAL	**9.116.344**
INVERSIÓN REAL DIRECTA	9.116.344
Formación bruta de capital fijo	5.616.344
Maquinaria, equipos y otros bienes muebles	5.616.344
Bienes intangibles	3.500.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**800.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**800.000**
SUPERÁVIT FINANCIERO	800.000
3.2 APLICACIONES FINANCIERAS	**800.000**
DISMINUCIÓN DE PASIVOS	800.000
Disminución de cuentas y efectos por pagar	800.000
Disminución de cuentas y efectos por pagar a corto plazo	800.000
Disminución cuentas por pagar a proveedores a corto plazo	800.000

A0938

Instituto Nacional del Poder Popular de la Juventud

INSTITUTO NACIONAL DEL PODER POPULAR DE LA JUVENTUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Para el Ejercicio Económico Financiero 2015, en cumplimiento del legado del Comandante Supremo Hugo Chávez, y el Plan de Gobierno del Presidente obrero Nicolás Maduro, así como de la legislación vigente, se continuará la construcción del Socialismo Bolivariano bajo la ética humanista, atendiendo a los sectores menos favorecidos de la sociedad y teniendo como centro la dignificación y desarrollo integral del ser humano, del sector juvenil más vulnerable con estrategias que los vincule alrededor de intereses comunes, como punto de partida para el desarrollo de sus capacidades y potencialidades; para lo cual el instituto Nacional del Poder Popular para la Juventud elaboró un proyecto de presupuesto, de conformidad con las directrices y lineamientos impartidos por el Ministerio de adscripción, para el funcionamiento y ejecución de los programas inherentes a los propósitos, objetivos y metas de alcance nacional previstos en la Ley para el Poder Popular de la Juventud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**519.696.017**
INGRESOS CORRIENTES ORDINARIOS	519.696.017
TRANSFERENCIAS CORRIENTES	519.696.017
Transferencias corrientes del sector público	519.696.017
Transferencias corrientes internas recibidas del sector público	519.696.017
De la República	519.696.017
INGRESOS DE CAPITAL	**4.038.757**
RECURSOS PROPIOS DE CAPITAL	4.038.757
Incremento de la depreciación y amortización acumuladas	4.038.757
TOTAL RECURSOS	**523.734.774**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**489.774.812**
GASTOS DE CONSUMO	426.695.279
Remuneraciones	173.231.936
Sueldos, salarios y otras retribuciones	46.869.379
Beneficios y complementos de sueldos y salarios	62.859.495
Aportes patronales	7.142.025
Prestaciones sociales y otras indemnizaciones	11.027.423
Asistencia socioeconómica	45.333.614
Compra de bienes y servicios	220.086.484
Bienes de consumo	34.317.676
Servicios no personales	185.768.808
Impuestos indirectos	29.338.102
Depreciación y amortización	4.038.757
GASTOS DE LA PROPIEDAD	2.000.000
Derechos sobre bienes intangibles	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	61.079.533
Al sector privado	61.079.533
Transferencias corrientes al sector privado	12.000.000
Directas a personas	12.000.000
Otras transferencias directas a personas	12.000.000
Donaciones corrientes al sector privado	49.079.533
Donaciones a personas	40.223.505
Donaciones a instituciones sin fines de lucro	8.856.028
GASTOS DE CAPITAL	**32.189.962**
INVERSIÓN REAL DIRECTA	22.189.962
Formación bruta de capital fijo	22.189.962
Maquinaria, equipos y otros bienes muebles	15.541.962
Construcciones de bienes de dominio privado	6.648.000
INVERSIÓN FINANCIERA	10.000.000
Concesión de préstamos a largo plazo	10.000.000
Al sector privado	10.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
APLICACIONES FINANCIERAS	**1.770.000**
DISMINUCIÓN DE PASIVOS	1.770.000
Disminución de cuentas y efectos por pagar	120.000
Disminución de cuentas y efectos por pagar a corto plazo	120.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	120.000
Disminución de otros pasivos	1.650.000
Disminución de otros pasivos a corto plazo	1.650.000
TOTAL GASTOS	**523.734.774**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
125625	Desarrollo del poder popular de la juventud (fortalecimiento de la Misión Jóvenes de la Patria)	participante			1.000.000		338.390.083			338.390.083
					TOTAL		**338.390.083**			**338.390.083**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		95.714.737			95.714.737
02	Gestión administrativa	4.038.757	85.591.197			89.629.954
	TOTAL	**4.038.757**	**181.305.934**			**185.344.691**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**13**		**18**	**1.851.914**		**1.851.914**
Alto Nivel y de Dirección	5	13		18	1.851.914		1.851.914
Personal Contratado	**150**	**176**		**326**	**22.075.148**		**22.075.148**
Profesional y Técnico	85	95		180	12.740.879		12.740.879
Personal Administrativo	65	81		146	9.334.269		9.334.269
TOTAL	**155**	**189**		**344**	**23.927.062**		**23.927.062**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	173.231.936
4.02	Materiales, suministros y mercancías	34.317.676
4.03	Servicios no personales	217.106.910
4.04	Activos reales	22.189.962
4.05	Activos financieros	10.000.000
4.07	Transferencias y donaciones	61.079.533
4.08	Otros gastos	4.038.757
4.11	Disminución de pasivos	1.770.000
	TOTAL	**523.734.774**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**519.696.017**
INGRESOS CORRIENTES ORDINARIOS	519.696.017
TRANSFERENCIAS CORRIENTES	519.696.017
Transferencias corrientes del sector público	519.696.017
Transferencias corrientes internas recibidas del sector público	519.696.017
De la República	519.696.017
De los entes descentralizados con fines empresariales petroleros	519.696.017
Ministerio del Poder Popular para la Juventud y el Deporte	519.696.017
Recursos Ordinarios	519.696.017
1.2 GASTOS CORRIENTES	**489.774.812**
GASTOS DE CONSUMO	426.695.279
Remuneraciones	173.231.936
Sueldos, salarios y otras retribuciones	46.869.379
Beneficios y complementos de sueldos y salarios	62.859.495
Aportes patronales	7.142.025
Prestaciones sociales y otras indemnizaciones	11.027.423
Asistencia socioeconómica	45.333.614
Compra de bienes y servicios	220.086.484
Bienes de consumo	34.317.676
Servicios no personales	185.768.808
Impuestos indirectos	29.338.102
Depreciación y amortización	4.038.757
GASTOS DE LA PROPIEDAD	2.000.000
Derechos sobre bienes intangibles	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	61.079.533
Al sector privado	61.079.533
Transferencias corrientes al sector privado	12.000.000
Directas a personas	12.000.000
Otras transferencias directas a personas	12.000.000
Donaciones corrientes al sector privado	49.079.533
Donaciones a personas	40.223.505
Donaciones a instituciones sin fines de lucro	8.856.028

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**29.921.205**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**33.959.962**
RECURSOS PROPIOS DE CAPITAL	33.959.962
Ahorro en cuenta corriente	29.921.205
Incremento de la depreciación y amortización acumuladas	4.038.757
2.2 GASTOS DE CAPITAL	**32.189.962**
INVERSIÓN REAL DIRECTA	22.189.962
Formación bruta de capital fijo	22.189.962
Maquinaria, equipos y otros bienes muebles	15.541.962
Construcciones de bienes de dominio privado	6.648.000
INVERSIÓN FINANCIERA	10.000.000
Concesión de préstamos a largo plazo	10.000.000
Al sector privado	10.000.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.770.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.770.000**
SUPERÁVIT FINANCIERO	1.770.000
3.2 APLICACIONES FINANCIERAS	**1.770.000**
DISMINUCIÓN DE PASIVOS	1.770.000
Disminución de cuentas y efectos por pagar	120.000
Disminución de cuentas y efectos por pagar a corto plazo	120.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	120.000
Disminución de otros pasivos	1.650.000
Disminución de otros pasivos a corto plazo	1.650.000

Exhibit C to the Annual Report on Form 18-K of the Bolivarian Republic of Venezuela

2015 Annual Budget Vol. 5 of 5

REPÚBLICA BOLIVARIANA
DE VENEZUELA



LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2015

Título IV

Título IV

Distrito Capital y Territorio Insular Francisco de Miranda

E5000

Distrito Capital

TITULO IV

DISTRITO CAPITAL Y TERRITORIO INSULAR FRANCISCO DE MIRANDA

CAPÍTULO I

Presupuesto de Ingresos, Gastos y Operaciones de Financiamiento del Distrito Capital

SECCIÓN PRIMERA

Presupuesto de Ingresos y Fuentes Financieras del Distrito Capital

Artículo 48.- La estimación de los Ingresos y Fuentes de Financiamiento del Distrito Capital para el Ejercicio Económico Financiero 2015, asciende a la cantidad de **SIETE MIL SEISCIENTOS OCHENTA MILLONES NOVECIENTOS NOVENTA Y SEIS MIL SETECIENTOS NOVENTA Y SEIS BOLÍVARES (Bs. 7.680.996.796).**

CONCEPTO	BOLÍVARES
INGRESOS CORRIENTES	**7.680.996.796**
INGRESOS CORRIENTES ORDINARIOS	7.680.996.796
INGRESOS TRIBUTARIOS	4.103.848
Impuestos indirectos	4.103.848
Impuesto sobre la producción, el consumo y transacciones financieras	4.103.848
Impuesto sobre Licores	4.103.848
INGRESOS NO TRIBUTARIOS	4.154.942
Ingresos del dominio minero	4.154.942
Otros minerales	4.154.942
TRANSFERENCIAS CORRIENTES	6.836.160.614
Transferencias corrientes del sector público	6.836.160.614

CONCEPTO	BOLÍVARES
Transferencias corrientes internas recibidas del sector público	617.000.000
De la República	617.000.000
Situado y asignaciones legales al Poder Estadal y al Poder Municipal	6.169.160.614
Del Situado Constitucional	6.169.160.614
Del Situado Estadal	6.169.160.614
Subsidio de Capitalidad	50.000.000
OTROS INGRESOS	836.577.392
Otros ingresos ordinarios	836.577.392
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**7.680.996.796**

SECCIÓN SEGUNDA

Presupuesto de Gastos y Aplicaciones Financieras del Distrito Capital

Artículo 49.- Acuérdense los créditos presupuestarios del Distrito Capital para el Ejercicio Económico Financiero 2015, por la cantidad de **SIETE MIL SEISCIENTOS OCHENTA MILLONES NOVECIENTOS NOVENTA Y SEIS MIL SETECIENTOS NOVENTA Y SEIS BOLÍVARES (Bs. 7.680.996.796)**, asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
GASTOS CORRIENTES	**6.476.671.604**
GASTOS DE CONSUMO	2.565.905.371
Remuneraciones	1.755.669.318
Sueldos, salarios y otras retribuciones	745.183.105
Beneficios y complementos de sueldos y salarios	354.913.217
Aportes patronales	94.522.382
Prestaciones sociales y otras indemnizaciones	154.670.127
Asistencia socioeconómica	406.380.487
Compra de bienes y servicios	631.665.752
Bienes de consumo	286.018.498
Servicios no personales	345.647.254
Impuestos indirectos	178.570.301
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.833.527.254
Al sector privado	739.518.929
Transferencias corrientes al sector privado	655.847.238
Directas a personas	653.310.951
Pensiones y otros beneficios asociados	60.729.262
Jubilaciones y otros beneficios asociados	556.270.738
Otras transferencias directas a personas	36.310.951
Transferencias Corrientes a Consejos Comunales	2.536.287
Donaciones corrientes al sector privado	83.671.691

CONCEPTO	BOLÍVARES
Donaciones a personas	83.174.491
Donaciones corrientes a Consejos Comunales	497.200
Al sector público	3.094.008.325
Transferencias corrientes al sector público	3.094.008.325
A los entes descentralizados sin fines empresariales para sus gastos	2.148.069.734
A entes descentralizados con fines empresariales no petroleros	915.092.788
Al Poder Municipal	30.845.803
OTROS GASTOS CORRIENTES	77.238.979
Obligaciones del ejercicio vigente	380.240
Devoluciones de cobros indebidos	262.240
Devoluciones y reintegros diversos	118.000
Indemnizaciones y sanciones pecuniarias	48.771
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	48.771
Otros gastos corrientes	76.809.968
GASTOS DE CAPITAL	**1.169.364.484**
INVERSIÓN REAL DIRECTA	855.430.369
Formación bruta de capital fijo	854.556.594
Maquinaria, equipos y otros bienes muebles	108.484.087
Construcciones de bienes de dominio privado	483.948.569
Construcciones de bienes de dominio público	262.123.938
Bienes intangibles	873.775
TRANSFERENCIAS Y DONACIONES DE CAPITAL	313.934.115
Al sector privado	256.329.500
Transferencias de capital al sector privado	129.500.000
A Consejos Comunales	129.500.000
Donaciones de capital al sector privado	126.829.500
A Consejos Comunales	126.829.500
Al sector público	57.604.615

CONCEPTO	BOLÍVARES
Transferencias de capital al sector público	57.604.615
A la República	57.604.615
APLICACIONES FINANCIERAS	**34.960.708**
DISMINUCIÓN DE PASIVOS	34.960.708
Disminución de cuentas y efectos por pagar	34.960.708
Disminución de otras cuentas y efectos por pagar	34.960.708
Disminución de obligaciones de ejercicios anteriores	34.960.708
TOTAL GASTOS	**7.680.996.796**

DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Distrito Capital para el Ejercicio Económico Financiero 2015, continuará profundizando el desarrollo armónico integral de la ciudad de Caracas, para lograr su humanización; es por ello, que mantendrá políticas destinadas a prevenir y afrontar las calamidades públicas, desastres naturales y protección del medio ambiente, en coordinación con el Ejecutivo Nacional; la aplicación de políticas, planes, programas, proyectos y actividades destinados a coadyuvar en la organización, aplicación y puesta en práctica de los servicios públicos del Distrito Capital, y ejecución de obras públicas de interés del Distrito Capital, con sujeción a las normas y procedimientos técnicos para obras de ingeniería y urbanismo, establecidos por la Ley y las Ordenanzas respectivas.

En este sentido, enmarca su planificación en cumplir con los objetivos planteados en la Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019, y ejecutar un conjunto de acciones que impacten favorablemente en los ciudadanos y ciudadanas que habitan en las 22 parroquias caraqueñas, propiciando su desarrollo psicosocial en las distintas actividades de tipo formativas, laborales, recreativas, culturales, artísticas y familiares. En infraestructura se desarrollarán urbanismos que coadyuven al cumplimiento de los objetivos previstos en el marco de la Gran Misión Vivienda Venezuela y en el Plan Barrio Nuevo, Barrio Tricolor; además se realizará el mantenimiento y conservación de la vialidad y recuperación de obras patrimoniales, culturales y recreativas que conlleven al buen vivir de la población, así como al fortalecimiento y consolidación de las comunas sociales y las distintas formas de asociaciones socio productivas existentes, como mecanismo estratégico de fortalecimiento de la gestión Gobierno-Comunidad.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios del Distrito Capital para el Ejercicio Económico Financiero 2015, se estiman en Bs. 7.680.996.796, cuyas fuentes de financiamiento provienen de:

– Situado Constitucional	Bs.	6.169.160.614
– Ingresos Propios	Bs.	844.836.182
– Otros Ingresos Ordinarios	Bs.	667.000.000
Total	**Bs.**	**7.680.996.796**

- **POLÍTICA DE GASTOS:**

El Gobierno del Distrito Capital formuló para el Ejercicio Económico Financiero 2015 proyectos de inversión, prioritarios y compatibles con su naturaleza y competencias, previstos para apoyar técnica y financieramente la expansión, modernización y competitividad de la estructura productiva y social, los cuales ascienden a Bs.2.955.903.928, mientras que las acciones centralizadas a Bs. 4.725.092.868.

La orientación del gasto, de acuerdo con las políticas adoptadas por el Distrito Capital, queda de la siguiente manera:

– Gastos de Personal	Bs.	1.755.669.318
– Materiales, Suministros y Mercancías	Bs.	286.018.498
– Servicios no Personales	Bs.	524.217.555
– Activos Reales	Bs.	855.430.369
– Transferencias y Donaciones	Bs.	4.147.461.369
– Otros Gastos	Bs.	429.011
– Disminución de Pasivos	Bs.	34.960.708
– Rectificaciones al Presupuesto	Bs.	76.809.968
Total	**Bs.**	**7.680.996.796**

RESUMEN DE PROYECTOS DEL DISTRITO CAPITAL
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Meta Cantidad: Fem.	Meta Cantidad: Masc.	Meta Cantidad: Total	Recursos Ordinarios: Ingresos Propios	Recursos Ordinarios: Situado Constitucional	Recursos Ordinarios: Fondo de Compensación Interterritorial	Recursos Ordinarios: Otras	Recursos Extraordinarios: Otras Fuentes	Presupuesto 2015
124308	E50000029000	Identificación y reducción del riesgo de las Comunidades del Distrito Capital	persona	31.638	31.638	63.276		9.750.000				9.750.000
124172	E50000030000	Fortalecimiento de las Comunas del Distrito Capital, a través de la transformación integral urbana e impulso a la economía comunal para la consolidación del nuevo modelo productivo socialista	transferencia			309		150.000.000				150.000.000
124310	E50000031000	Profundización de una formación liberadora generadora de conocimientos y valores emancipadores e impulso de la práctica deportiva en el Distrito Capital	persona	34.497	34.496	68.993		230.000.000				230.000.000
124405	E50000032000	Consolidación del Órgano de Control Fiscal Interno del Distrito Capital	actividad			26		4.904.000				4.904.000
124489	E50000033000	Consolidación de las políticas de atención integral a ciudadanos y ciudadanas del Distrito Capital con la finalidad de lograr la mayor suma de inclusión social	persona	34.650	34.650	69.300		103.000.000				103.000.000
124512	E50000034000	Creación de Centro de Datos en el marco de fortalecimiento de la estructura tecnológica del Gobierno del Distrito Capital y sus entes adscritos	equipo			63		25.000.000				25.000.000
124415	E50000035000	Creación de un modelo urbano y armónico para alcanzar un nuevo patrón de organización socio-territorial en el Distrito Capital	plan			2		7.800.000				7.800.000
124270	E50000036000	Divulgación y promoción comunicacional sobre la gestión del Gobierno del Distrito Capital y sus entes adscritos	producto			280		55.000.000				55.000.000

RESUMEN DE PROYECTOS DEL DISTRITO CAPITAL
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios Ingresos Propios	Recursos Ordinarios Situado Constitucional	Recursos Ordinarios Fondo de Compensación Interterritorial	Recursos Ordinarios Otras	Recursos Extraordinarios Otras Fuentes	Presupuesto 2015
124222	E50000037000	Desarrollo de políticas y estrategias de la identidad caraqueña en el Distrito Capital	acción			36		18.720.000				18.720.000
124249	E50000038000	Consolidar la construcción y adecuación urbana en el Distrito Capital preservando el ambiente y la naturaleza	obra			125	200.277.500	823.722.500				1.024.000.000
	E50009999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			1.327.729.928	191.908.060	1.135.821.868				1.327.729.928
						TOTAL	**392.185.560**	**2.563.718.368**				**2.955.903.928**

RESUMEN DE ACCIONES CENTRALIZADAS DEL DISTRITO CAPITAL
(En Bolívares)

Código	Denominación	Recursos Ordinarios Ingresos Propios	Recursos Ordinarios Situado Constitucional	Recursos Ordinarios Fondo de Compensación Interterritorial	Recursos Ordinarios Otras	Recursos Extraordinarios Otras Fuentes	Presupuesto 2015
E50000001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.750.000.000				1.750.000.000
E50000002000	Gestión administrativa	452.650.622	1.795.442.246		50.000.000		2.298.092.868
E50000003000	Previsión y protección social				617.000.000		617.000.000
E50000007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		60.000.000				60.000.000
	TOTAL	**452.650.622**	**3.605.442.246**		**667.000.000**		**4.725.092.868**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos / Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**4.327**	**1.647**	**502**	**6.476**	**360.703.187**	**319.622**	**361.022.809**
Altos Funcionarios y de Elección Popular	1			1	100.450		100.450
Directivo	51	46	5	102	8.167.108		8.167.108
Profesional y Técnico	445	320	101	866	50.203.291		50.203.291
Personal Administrativo	319	101	47	467	27.072.675	250.668	27.323.343
Personal Docente	2.530	757	250	3.537	205.045.080		205.045.080
Obrero	981	423	99	1.503	70.114.583	68.954	70.183.537
Personal Contratado	**382**	**254**		**636**	**30.991.807**		**30.991.807**
Profesional y Técnico	169	128		297	14.472.589		14.472.589
Personal Administrativo	34	41		75	3.654.694		3.654.694
Personal Docente	179	85		264	12.864.524		12.864.524
TOTAL	**4.709**	**1.901**	**502**	**7.112**	**391.694.994**	**319.622**	**392.014.616**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**7.551**	**7.422**	**14.973**	**448.297.474**
Médicos	385	283	668	20.000.181
Empleados	3.434	3.872	7.306	218.744.496
Docentes	2.093	1.342	3.435	102.845.243
Obreros	1.639	1.925	3.564	106.707.554
Pensionados	**1.451**	**1.144**	**2.595**	**46.068.360**
Médicos	1	5	6	106.516
Empleados	1.409	1.108	2.517	44.683.647
Docentes	41	31	72	1.278.197
TOTAL	**9.002**	**8.566**	**17.568**	**494.365.834**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS DEL DISTRITO CAPITAL
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.01	Gastos de personal		1.755.669.318				1.755.669.318
4.02	Materiales, suministros y mercancías		286.018.498				286.018.498
4.03	Servicios no personales		524.217.555				524.217.555
4.04	Activos reales	16.000.000	839.430.369				855.430.369
4.07	Transferencias y donaciones	758.696.214	2.721.765.155		667.000.000		4.147.461.369
4.08	Otros gastos		429.011				429.011
4.11	Disminución de pasivos		34.960.708				34.960.708
4.98	Rectificaciones al presupuesto	70.139.968	6.670.000				76.809.968
	TOTAL	**844.836.182**	**6.169.160.614**		**667.000.000**		**7.680.996.796**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	574.418.714	2.469.589.611		50.000.000		3.094.008.325
4.07.01.00.00	Transferencias y donaciones corrientes internas	574.418.714	2.469.589.611		50.000.000		3.094.008.325
4.07.01.03.00	Transferencias corrientes internas al sector público	574.418.714	2.469.589.611		50.000.000		3.094.008.325
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	317.510.654	1.830.559.080				2.148.069.734
	- A0227 Fundación para los Niños, Niñas y Adolescentes del Distrito Capital		103.598.587				103.598.587
	- A0244 Fundación para la Identidad Caraqueña del Distrito Capital		204.173.950				204.173.950
	- A0493 Fundación Banda Marcial Caracas		59.907.563				59.907.563
	- A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas		290.089.933				290.089.933
	- A0495 Fundación Vivienda del Distrito Capital		235.575.840				235.575.840
	- A1353 Servicio de Administración Tributaria del Distrito Capital (SATDC)		48.213.459				48.213.459
	- A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital	317.510.654	888.999.748				1.206.510.402
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	256.908.060	608.184.728		50.000.000		915.092.788
	- A0231 Sistema Urbano de Procesamiento, Recolección y Aseo de Caracas (SUPRA-CARACAS), C.A.		50.000.000				50.000.000
	- A0521 Corporación para la Construcción y Gestión de Urbanismos en el Distrito Capital, S.A. (CORPOCAPITAL, S.A.)		57.200.000				57.200.000
	- A1536 Corporación de Servicios del Distrito Capital, S.A.	256.908.060	500.984.728		50.000.000		807.892.788
4.07.01.03.11	Transferencias corrientes al Poder Municipal		30.845.803				30.845.803
	- E7600 Área Metropolitana de Caracas		30.845.803				30.845.803

PROYECTO: COD. N.E: 124308 COD. PPTO: E50000029000 Identificación y reducción del riesgo de las Comunidades del Distrito Capital

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(31638) Mas.(31638) Total(63276)

ASIGNACIÓN PRESUPUESTARIA: 9.750.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Organizar, articular y coordinar la participación popular con los entes que hacen vida en el Distrito Capital para coadyuvar a la realización de acciones orientadas a la gestión de riesgo

OBJETIVOS ESPECÍFICOS: Enmarcado en el Plan de la Patria que establece el fortalecimiento de los Órganos en materia de Protección Civil, Administración de Desastres y Emergencias, para garantizar la protección ciudadana ante cualquier situación que implique amenaza, vulnerabilidad o riesgo, se plantea fortalecer las capacidades de la Protección Civil para identificar y reducir las condiciones de riesgo en el Distrito Capital y así brindar seguridad, formación, protección y atención a la población expuesta a amenazas naturales o antrópicas a fin de reforzar sus capacidades para identificar o reducir sus condiciones de riesgo y actuar en momentos de emergencias y desastres

RESULTADO: Brindar seguridad y protección a la población del Distrito Capital, mediante la atención de emergencias y desastres, así como la sensibilización, formación y dotación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		5.207.070				5.207.070
4.03	Servicios no personales		768.185				768.185
4.04	Activos reales		859.254				859.254
4.07	Transferencias y donaciones		2.915.491				2.915.491
	TOTAL		**9.750.000**				**9.750.000**

PROYECTO: COD. N.E: 124172 COD. PPTO: E50000030000 Fortalecimiento de las Comunas del Distrito Capital, a través de la transformación integral urbana e impulso a la economía comunal para la consolidación del nuevo modelo productivo socialista

UNIDAD DE MEDIDA: transferencia

CANTIDAD: Fem.(0) Mas.(0) Total(309)

ASIGNACIÓN PRESUPUESTARIA: 150.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Impulsar las bases para el desarrollo de las Comunas y el gobierno de las comunidades organizadas en el Distrito Capital

OBJETIVOS ESPECÍFICOS: Establecer la cultura participativa para el fortalecimiento del Poder Popular a partir del acompañamiento político y social a las comunas socialistas, consejos comunales, movimientos sociales y otras organizaciones de base, a fin de empoderar a las comunidades en la transformación integral

RESULTADO: Comunidades y sectores de barrios organizados y formados en materia de elaboración de propuestas o proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		8.369.784				8.369.784
4.03	Servicios no personales		10.985.216				10.985.216
4.04	Activos reales		545.000				545.000
4.07	Transferencias y donaciones		130.100.000				130.100.000
	TOTAL		**150.000.000**				**150.000.000**

PROYECTO: COD. N.E: 124310 COD. PPTO: E50000031000 Profundización de una formación liberadora generadora de conocimientos y valores emancipadores e impulso de la práctica deportiva en el Distrito Capital

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem. (34.497) Mas. (34.496) Total (68.993)

ASIGNACIÓN PRESUPUESTARIA: 230.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar hacia la consolidación de políticas educativas y deportivas dirigidas a formar ciudadanos y ciudadanas con una profunda conciencia social y humanista enmarcada en valores nacionalistas ejecutando programas y proyectos que contribuyan a la construcción de la patria socialista

OBJETIVOS ESPECÍFICOS: Impulsar la materialización de los programas socio educativos y deportivos para la formación de la población estudiantil, docente, administrativo y obreros de las unidades educativas distritales, así como de las y los atletas, entrenadores y asociaciones deportivas del Distrito Capital

RESULTADO: Estudiantes, docentes, personal administrativo y obrero de las unidades educativas distritales educados integralmente y atletas y entrenadores deportivos atendidos integralmente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		93.338.630				93.338.630
4.03	Servicios no personales		45.929.751				45.929.751
4.04	Activos reales		36.756.004				36.756.004
4.07	Transferencias y donaciones		53.975.615				53.975.615
	TOTAL		230.000.000				230.000.000

PROYECTO: COD. N.E: 124405 COD. PPTO: E50000032000 Consolidación del Órgano de Control Fiscal Interno del Distrito Capital

UNIDAD DE MEDIDA: actividad

CANTIDAD: Fem.(0) Mas.(0) Total(26)

ASIGNACIÓN PRESUPUESTARIA: 4.904.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar y Fortalecer el Control Fiscal del Gobierno del Distrito Capital como parte integrante del Sistema Nacional de Control Fiscal

OBJETIVOS ESPECÍFICOS: Consolidar y fortalecer el control fiscal interno del Gobierno del Distrito Capital como parte integrante del Sistema Nacional de Control Fiscal

RESULTADO: La intervención del 90% de las dependencias que conforman el Gobierno del Distrito Capital

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		501.736				501.736
4.03	Servicios no personales		4.402.264				4.402.264
	TOTAL		**4.904.000**				**4.904.000**

PROYECTO: COD. N.E: 124489 COD. PPTO: E50000033000 Consolidación de las políticas de atención integral a ciudadanos y ciudadanas del Distrito Capital con la finalidad de lograr la mayor suma de inclusión social

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem. (34.650) Mas. (34.650) Total (69.300)

ASIGNACIÓN PRESUPUESTARIA: 103.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar condiciones para el Vivir Bien atendiendo de manera integral a niños, niñas, adolescentes, jóvenes, adultos y adultas mayores, mujeres y la familia en general en situación de riesgo o vulnerabilidad y personas con algún tipo de discapacidad en situación de calle o máxima exclusión social como base fundamental de las políticas de inclusión en la construcción del socialismo

OBJETIVOS ESPECÍFICOS: Afianzar las políticas especiales, desde la comunidad, para la población en mayor nivel de vulnerabilidad: niños, niñas y adolescentes, adultos y adultas mayores, personas con discapacidad, personas en situación de calle, personas con adicciones, población sexo-género-diversas, entre otros. Que se encuentran en las 22 parroquias del Distrito Capital, los corredores de la Gran Misión Barrio Nuevo Barrio Tricolor, los nuevos urbanismos y los segmentos censales donde se encuentran ubicados los sectores con mayor pobreza extrema

RESULTADO: Disminución de la pobreza extrema expresado en la disminución de la vulnerabilidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		24.484.818				24.484.818
4.03	Servicios no personales		18.751.057				18.751.057
4.04	Activos reales		17.455.974				17.455.974
4.07	Transferencias y donaciones		42.308.151				42.308.151
	TOTAL		**103.000.000**				**103.000.000**

PROYECTO: COD. N.E: 124512 COD. PPTO: E50000034000 Creación de Centro de Datos en el marco de fortalecimiento de la estructura tecnológica del Gobierno del Distrito Capital y sus entes adscritos

UNIDAD DE MEDIDA: equipo

CANTIDAD: Fem.(0) Mas.(0) Total(63)

ASIGNACIÓN PRESUPUESTARIA: 25.000.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: La Oficina de Informática, Tecnología y Telecomunicaciones del Gobierno del Distrito Capital, es la oficina responsable de trazar las políticas a seguir para la investigación, diseño e implementación de los nuevos sistemas informáticos que se requieran en la organización a cualquier nivel (Operativo, Administrativo y Gerencial) en cualquier lenguaje y plataforma que se necesite (Aplicativos, Portales, Intranet) en el Gobierno del Distrito Capital, evalúa los proyectos para la investigación y el desarrollo de las tecnologías y sistemas de la información, con la finalidad de dar respuesta al avance tecnológico continuo y permanente, así como de sus procesos de gestión

OBJETIVOS ESPECÍFICOS: Crear un centro de datos para el Gobierno del Distrito Capital, que sea altamente eficiente para el fortalecimiento de la infraestructura de las comunicaciones y que permita disponer de un espacio físico, para almacenar el archivo digital el cual servirá de apoyo a la gestión de la estructura central de Gobierno del Distrito Capital (Oficinas y Secretarías) y entes adscritos, en el cumplimiento de sus funciones de acuerdo a los objetivos trazados

RESULTADO: La creación y puesta en marcha del Centro de Datos permitirá el fortalecimiento de la estructura tecnológica del Gobierno del Distrito Capital y sus Entes Adscritos, contando para ello con un espacio idóneo para el almacenamiento digital, seguro y confiable de la información

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		1.314.598				1.314.598
4.03	Servicios no personales		5.502.903				5.502.903
4.04	Activos reales		18.182.499				18.182.499
	TOTAL		25.000.000				25.000.000

PROYECTO: COD. N.E: 124415 COD. PPTO: E50000035000 Creación de un modelo urbano y armónico para alcanzar un nuevo patrón de organización socio-territorial en el Distrito Capital

UNIDAD DE MEDIDA: plan

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 7.800.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Elaboración de los correspondientes instrumentos de planificación para el desarrollo urbano del Distrito Capital, coherencia y complementariedad con las directrices establecidas en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y con la participación protagónica del Poder Popular en la definición de estrategias y propuesta de desarrollo

OBJETIVOS ESPECÍFICOS: Identificar y proponer acciones para la mejora del hábitat del Distrito Capital

RESULTADO: Reordenamiento Territorial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.01	Gastos de personal		1.203.704				1.203.704
4.02	Materiales, suministros y mercancías		1.228.143				1.228.143
4.03	Servicios no personales		2.689.581				2.689.581
4.04	Activos reales		2.678.572				2.678.572
	TOTAL		**7.800.000**				**7.800.000**

PROYECTO:	COD. N.E: 124270 COD. PPTO: E50000036000 Divulgación y promoción comunicacional sobre la gestión del Gobierno del Distrito Capital y sus entes adscritos
UNIDAD DE MEDIDA:	producto
CANTIDAD:	Fem.(0) Mas.(0) Total(280)
ASIGNACIÓN PRESUPUESTARIA:	55.000.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Motivar la participación continua para el fortalecimiento de las estrategias comunicacionales en todas las Parroquias del Distrito Capital
OBJETIVOS ESPECÍFICOS:	Aplicar la estrategia comunicacional, en el Distrito Capital, como mecanismo para la defensa, expansión y consolidación de la independencia nacional
RESULTADO:	Productos comunicacionales que promuevan la imagen institucional en los diferentes medios de comunicación públicos, privados y alternativos a través de campañas, eventos, impresos, material audiovisual, redes sociales y otras herramientas de carácter informativo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.01	Gastos de personal		3.493.214				3.493.214
4.02	Materiales, suministros y mercancías		1.266.912				1.266.912
4.03	Servicios no personales		46.076.406				46.076.406
4.04	Activos reales		4.163.468				4.163.468
	TOTAL		**55.000.000**				**55.000.000**

PROYECTO: COD. N.E: 124222 COD. PPTO: E50000037000 Desarrollo de políticas y estrategias de la identidad caraqueña en el Distrito Capital

UNIDAD DE MEDIDA: acción

CANTIDAD: Fem.(0) Mas.(0) Total(36)

ASIGNACIÓN PRESUPUESTARIA: 18.720.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Gestionar los temas relacionados con la transformación espiritual y simbólica de nuestra sociedad que se concreta en los espacios como lo cultural, patrimonial, ambientalista y los valores para el encuentro y la convivencia ciudadana

OBJETIVOS ESPECÍFICOS: Impulsar debates dentro de las organizaciones populares sobre la vivencia cultural y las identidades para el análisis de la situación actual y los cambios que se necesiten

RESULTADO: 36 Acciones para el Fortalecimiento de la Identidad Caraqueña

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.01	Gastos de personal		4.572.400				4.572.400
4.02	Materiales, suministros y mercancías		2.508.000				2.508.000
4.03	Servicios no personales		11.139.600				11.139.600
4.07	Transferencias y donaciones		500.000				500.000
	TOTAL		**18.720.000**				**18.720.000**

PROYECTO: COD. N.E: 124249 COD. PPTO: E50000038000 Consolidar la construcción y adecuación urbana en el Distrito Capital preservando el ambiente y la naturaleza

UNIDAD DE MEDIDA: obra

CANTIDAD: Fem.(0) Mas.(0) Total(125)

ASIGNACIÓN PRESUPUESTARIA: 1.024.000.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ejecutar de manera coordinada con los Órganos y Entes competente en materia de infraestructura y servicios, todas aquellas obras que coadyuven al buen vivir de la población del Distrito Capital

OBJETIVOS ESPECÍFICOS: Consolidar en el Distrito Capital un ambiente armónico entre el organismo y la naturaleza a través de la construcción y adecuación de edificios y espacios así como la preservación del paisajismo y ornato natural, con el fin de fomentar y aumentar su aprovechamiento integral en procura del bienestar individual hasta la suma de la felicidad colectiva

RESULTADO: Recuperación de 125 obras en el Distrito Capital

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		7.142.858				7.142.858
4.03	Servicios no personales		86.507.135				86.507.135
4.04	Activos reales	16.000.000	730.072.507				746.072.507
4.07	Transferencias y donaciones	184.277.500					184.277.500
	TOTAL	**200.277.500**	**823.722.500**				**1.024.000.000**

PROYECTO: COD. N.E: COD. PPTO: E50009999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem. (0) Mas. (0) Total (1.327.729.928)

ASIGNACIÓN PRESUPUESTARIA: 1.327.729.928

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Realizar aportes financieros que permitan facilitar la ejecución de los proyectos de los entes, contribuyendo al logro de la misión encomendada al Distrito Capital

OBJETIVOS ESPECÍFICOS: Realizar aportes financieros que permitan facilitar la ejecución de los proyectos de los entes, contribuyendo al logro de la misión encomendada al Distrito Capital

RESULTADO: TRANSFERENCIAS

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.07	Transferencias y donaciones	191.908.060	1.135.821.868				1.327.729.928
	TOTAL	**191.908.060**	**1.135.821.868**				**1.327.729.928**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	191.908.060	1.135.821.868				1.327.729.928
4.07.01.00.00	Transferencias y donaciones corrientes internas	191.908.060	1.135.821.868				1.327.729.928
4.07.01.03.00	Transferencias corrientes internas al sector público	191.908.060	1.135.821.868				1.327.729.928
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales		685.517.434				685.517.434
	- A0227 Fundación para los Niños, Niñas y Adolescentes del Distrito Capital		28.598.587				28.598.587
	- A0244 Fundación para la Identidad Caraqueña del Distrito Capital		149.173.950				149.173.950
	- A0493 Fundación Banda Marcial Caracas		21.907.563				21.907.563
	- A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas		218.076.630				218.076.630
	- A0495 Fundación Vivienda del Distrito Capital		145.000.000				145.000.000
	- A1353 Servicio de Administración Tributaria del Distrito Capital (SATDC)		33.760.956				33.760.956
	- A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital		88.999.748				88.999.748
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	191.908.060	450.304.434				642.212.494
	- A0521 Corporación para la Construcción y Gestión de Urbanismos en el Distrito Capital, S.A. (CORPOCAPITAL, S.A.)		57.200.000				57.200.000
	- A1536 Corporación de Servicios del Distrito Capital, S.A.	191.908.060	393.104.434				585.012.494

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.01	Gastos de personal		1.746.400.000				1.746.400.000
4.03	Servicios no personales		3.600.000				3.600.000
	TOTAL		1.750.000.000				1.750.000.000

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		120.089.959				120.089.959
4.03	Servicios no personales		272.087.916				272.087.916
4.04	Activos reales		27.436.909				27.436.909
4.07	Transferencias y donaciones	382.510.654	1.333.767.743		50.000.000		1.766.278.397
4.08	Otros gastos		429.011				429.011
4.11	Disminución de pasivos		34.960.708				34.960.708
4.98	Rectificaciones al presupuesto	70.139.968	6.670.000				76.809.968
	TOTAL		1.795.442.246		50.000.000		2.298.092.868

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.07	Transferencias y donaciones				617.000.000		617.000.000
	TOTAL				**617.000.000**		**617.000.000**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		20.565.990				20.565.990
4.03	Servicios no personales		15.777.541				15.777.541
4.04	Activos reales		1.280.182				1.280.182
4.07	Transferencias y donaciones		22.376.287				22.376.287
	TOTAL		**60.000.000**				**60.000.000**

Rectificaciones al Presupuesto del Distrito Capital

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta partida conforme a lo dispuesto en el artículo 33 de las Disposiciones Generales de esta Ley en concordancia con el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público	76.809.968
TOTAL PRESUPUESTO DE GASTOS	**7.680.996.796**

Cuenta Ahorro-Inversión
Financiamiento del Distrito Capital

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Distrito Capital

Artículo 50.- La cuenta ahorro - inversión - financiamiento del Distrito Capital para el Ejercicio Económico Financiero 2015, es la siguiente:

Denominación	Presupuesto 2015 (En Bolívares)
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.680.996.796**
INGRESOS TRIBUTARIOS	4.103.848
Impuestos indirectos	4.103.848
Impuesto sobre la producción, el consumo y transacciones financieras	4.103.848
Impuesto sobre Licores	4.103.848
INGRESOS NO TRIBUTARIOS	4.154.942
Ingresos del dominio minero	4.154.942
Otros minerales	4.154.942
TRANSFERENCIAS CORRIENTES	6.836.160.614
Transferencias corrientes del sector público	6.836.160.614
Transferencias corrientes internas recibidas del sector público	617.000.000
De la República	617.000.000
Situado y asignaciones legales al Poder Estadal y al Poder Municipal	6.169.160.614
Del Situado Constitucional	6.169.160.614
Del Situado Estadal	6.169.160.614
Subsidio de Capitalidad	50.000.000
OTROS INGRESOS	836.577.392
Otros ingresos ordinarios	836.577.392
1.2 GASTOS CORRIENTES	**6.476.671.604**
GASTOS DE CONSUMO	2.565.905.371
Remuneraciones	1.755.669.318
Sueldos, salarios y otras retribuciones	745.183.105
Beneficios y complementos de sueldos y salarios	354.913.217
Aportes patronales	94.522.382
Prestaciones sociales y otras indemnizaciones	154.670.127
Asistencia socioeconómica	406.380.487
Compra de bienes y servicios	631.665.752
Bienes de consumo	286.018.498
Servicios no personales	345.647.254
Impuestos indirectos	178.570.301
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.833.527.254
Al sector privado	739.518.929

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Distrito Capital

Denominación	Presupuesto 2015 (En Bolívares)
Transferencias corrientes al sector privado	655.847.238
Directas a personas	653.310.951
Pensiones y otros beneficios asociados	60.729.262
Jubilaciones y otros beneficios asociados	556.270.738
Otras transferencias directas a personas	36.310.951
Transferencias Corrientes a Consejos Comunales	2.536.287
Donaciones corrientes al sector privado	83.671.691
Donaciones a personas	83.174.491
Donaciones corrientes a Consejos Comunales	497.200
Al sector público	3.094.008.325
Transferencias corrientes al sector público	3.094.008.325
A los entes descentralizados sin fines empresariales para sus gastos	2.148.069.734
A entes descentralizados con fines empresariales no petroleros	915.092.788
Al Poder Municipal	30.845.803
OTROS GASTOS CORRIENTES	77.238.979
Obligaciones del ejercicio vigente	380.240
Devoluciones de cobros indebidos	262.240
Devoluciones y reintegros diversos	118.000
Indemnizaciones y sanciones pecuniarias	48.771
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	48.771
Otros gastos corrientes	76.809.968
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**1.204.325.192**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.204.325.192**
RECURSOS PROPIOS DE CAPITAL	1.204.325.192
Ahorro en cuenta corriente	1.204.325.192
2.2 GASTOS DE CAPITAL	**1.169.364.484**
INVERSIÓN REAL DIRECTA	855.430.369
Formación bruta de capital fijo	854.556.594
Maquinaria, equipos y otros bienes muebles	108.484.087
Construcciones de bienes de dominio privado	483.948.569
Construcciones de bienes de dominio público	262.123.938
Bienes intangibles	873.775

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Distrito Capital

Denominación	Presupuesto 2015 (En Bolívares)
TRANSFERENCIAS Y DONACIONES DE CAPITAL	313.934.115
Al sector privado	256.329.500
Transferencias de capital al sector privado	129.500.000
A Consejos Comunales	129.500.000
Donaciones de capital al sector privado	126.829.500
A Consejos Comunales	126.829.500
Al sector público	57.604.615
Transferencias de capital al sector público	57.604.615
A la República	57.604.615
2.3 RESULTADO FINANCIERO : SUPERAVIT	**34.960.708**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**34.960.708**
SUPERÁVIT FINANCIERO	34.960.708
3.2 APLICACIONES FINANCIERAS	**34.960.708**
DISMINUCIÓN DE PASIVOS	34.960.708
Disminución de cuentas y efectos por pagar	34.960.708
Disminución de otras cuentas y efectos por pagar	34.960.708
Disminución de obligaciones de ejercicios anteriores	34.960.708

CAPÍTULO II

Presupuesto de Ingresos, Gastos y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente del Distrito Capital, sin Fines Empresariales

Artículo 51.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados del Distrito Capital sin Fines Empresariales, que a continuación se señalan:

Distrito Capital

A0227 Fundación para los Niños, Niñas y Adolescentes del Distrito Capital

A0244 Fundación para la Identidad Caraqueña del Distrito Capital

A0493 Fundación Banda Marcial Caracas

A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas

A0495 Fundación Vivienda del Distrito Capital

A1349 Servicio Autónomo Lotería de Caracas

A1353 Servicio de Administración Tributaria del Distrito Capital (SATDC)

A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital

Entes Descentralizados Funcionalmente sin Fines Empresariales del Distrito Capital

A0227

Fundación para los Niños, Niñas y Adolescentes del Distrito Capital

FUNDACIÓN PARA LOS NIÑOS, NIÑAS Y ADOLESCENTES DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación tendrá como objetivo fundamental desarrollar programas de carácter social, educativo, asistencial, cultural, ecológico y recreativo para la asistencia y protección de los niños, niñas y adolescentes en el área metropolitana, así mismo promover y apoyar toda iniciativa de concretización y dignificación que conduzca al rescate de los valores éticos y sociales de los niños, niñas y adolescentes en el Distrito Capital.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a la Fundación para el ejercicio económico financiero 2015, se estiman en Bs. 103.598.587, provenientes de la fuente de financiamiento siguiente:

– Transferencias recibidas del Distrito Capital	Bs.	103.598.587

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos para el ejercicio económico financiero 2015, la Fundación presenta una estructura de Gastos por Proyectos que demandan la cantidad de veintiocho millones quinientos noventa y ocho mil quinientos ochenta y siete bolívares (Bs. 28.598.587) y Acciones Centralizadas por un monto de setenta y cinco millones de bolívares (Bs. 75.000.000), en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de personal	Bs.	63.066.687
– Materiales, suministros y mercancías	Bs.	22.801.870
– Servicios no personales	Bs.	12.031.885
– Activos reales	Bs.	5.698.145
Total	**Bs.**	**103.598.587**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la fundación en el ejercicio presupuestario 2015, se orientarán a la ejecución del proyecto siguiente:

- Atención y abordaje integral para los niños, niñas y adolescentes del Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**103.598.587**
INGRESOS CORRIENTES ORDINARIOS	103.598.587
TRANSFERENCIAS CORRIENTES	103.598.587
Transferencias corrientes del sector público	103.598.587
Transferencias corrientes internas recibidas del sector público	103.598.587
Del Poder Estadal	103.598.587
Distrito Capital	103.598.587
TOTAL RECURSOS	**103.598.587**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**97.900.442**
GASTOS DE CONSUMO	97.900.442
Remuneraciones	63.066.687
Sueldos, salarios y otras retribuciones	32.044.212
Beneficios y complementos de sueldos y salarios	16.809.244
Aportes patronales	4.799.625
Prestaciones sociales y otras indemnizaciones	5.189.732
Asistencia socioeconómica	4.223.874
Compra de bienes y servicios	30.611.558
Bienes de consumo	22.801.870
Servicios no personales	7.809.688
Impuestos indirectos	4.222.197
GASTOS DE CAPITAL	**5.698.145**
INVERSIÓN REAL DIRECTA	5.698.145
Formación bruta de capital fijo	5.698.145
Maquinaria, equipos y otros bienes muebles	5.698.145
TOTAL GASTOS	**103.598.587**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
124709	Atención y abordaje integral para los niños, niñas y adolescentes del Distrito Capital	persona	35.859	35.859	71.718		28.598.587			28.598.587
					TOTAL		**28.598.587**			**28.598.587**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		63.151.114			63.151.114
02	Gestión administrativa		11.848.886			11.848.886
	TOTAL		**75.000.000**			**75.000.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**185**	**60**	**8**	**253**	**17.966.342**		**17.966.342**
Alto Nivel y de Dirección	3	1	1	5	381.279		381.279
Directivo	8	7		15	1.078.521		1.078.521
Profesional y Técnico	71	23	7	101	7.262.042		7.262.042
Personal Administrativo	34	11		45	3.235.564		3.235.564
Obrero	69	18		87	6.008.936		6.008.936
Personal Contratado	**32**	**18**		**50**	**5.335.658**		**5.335.658**
Profesional y Técnico	25	13		38	4.055.100		4.055.100
Personal Administrativo	7	5		12	1.280.558		1.280.558
TOTAL	**217**	**78**	**8**	**303**	**23.302.000**		**23.302.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	63.066.687
4.02	Materiales, suministros y mercancías	22.801.870
4.03	Servicios no personales	12.031.885
4.04	Activos reales	5.698.145
	TOTAL	**103.598.587**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**103.598.587**
INGRESOS CORRIENTES ORDINARIOS	103.598.587
TRANSFERENCIAS CORRIENTES	103.598.587
Transferencias corrientes del sector público	103.598.587
Transferencias corrientes internas recibidas del sector público	103.598.587
Del Poder Estadal	103.598.587
Distrito Capital	103.598.587
1.2 GASTOS CORRIENTES	**97.900.442**
GASTOS DE CONSUMO	97.900.442
Remuneraciones	63.066.687
Sueldos, salarios y otras retribuciones	32.044.212
Beneficios y complementos de sueldos y salarios	16.809.244
Aportes patronales	4.799.625
Prestaciones sociales y otras indemnizaciones	5.189.732
Asistencia socioeconómica	4.223.874
Compra de bienes y servicios	30.611.558
Bienes de consumo	22.801.870
Servicios no personales	7.809.688
Impuestos indirectos	4.222.197
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**5.698.145**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.698.145**
RECURSOS PROPIOS DE CAPITAL	5.698.145
Ahorro en cuenta corriente	5.698.145
2.2 GASTOS DE CAPITAL	**5.698.145**
INVERSIÓN REAL DIRECTA	5.698.145
Formación bruta de capital fijo	5.698.145
Maquinaria, equipos y otros bienes muebles	5.698.145
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0244

Fundación para la Identidad Caraqueña del Distrito Capital

FUNDACIÓN PARA LA IDENTIDAD CARAQUEÑA DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación para la Identidad Caraqueña del Distrito Capital, tiene por objeto administrar y coordinar el funcionamiento de los espacios monumentales, culturales y turísticos recuperados o construidos por el Gobierno del Distrito Capital para el disfrute de los ciudadanos, promoviendo un modelo de gestión que tienda hacia la auto sustentabilidad de dichos espacios; así como, dirigir, coordinar, desarrollar y ejecutar proyectos, planes y programas destinados a generar nuevos aportes culturales y turísticos al Distrito Capital y a preservar, desarrollar y promocionar los valores literarios, históricos, artísticos, patrimoniales y de identidad de la ciudad de Caracas.

- **POLÍTICA FINANCIERA:**

Los recursos presupuestarios asignados a la Fundación Identidad Caraqueña del Distrito Capital para el Ejercicio Económico Financiero 2015, se estiman en Bs. 204.173.950 proveniente de la siguiente fuente de financiamiento:

- Aporte del Distrito Capital	Bs.	204.173.950

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del Ejercicio Económico Financiero 2015, la Fundación presenta una estructura de Gastos por Proyectos que demanda la cantidad de ciento cuarenta y nueve millones ciento setenta y tres mil novecientos cincuenta bolívares (Bs. 149.173.950) y por Acciones Centralizadas la cantidad de cincuenta y cinco millones (Bs. 55.000.000), en tanto que, por partidas presupuestarias, la distribución es la siguiente:

- Gastos de Personal	Bs.	64.439.755
- Materiales, Suministros y Mercancías	Bs.	26.228.830
- Servicios No Personales	Bs.	106.090.865
- Activos Reales	Bs.	5.942.500
- Transferencias y Donaciones	Bs.	1.472.000
Total	**Bs.**	**204.173.950**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación para el Ejercicio Económico Financiero 2015, se orientarán a la ejecución del siguiente proyecto:

- Fortalecimiento del potencial sociocultural para impulsar la identidad caraqueña a través de la puesta en uso social de los espacios públicos y las edificaciones patrimoniales recuperadas en el Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**204.173.950**
INGRESOS CORRIENTES ORDINARIOS	204.173.950
TRANSFERENCIAS CORRIENTES	204.173.950
Transferencias corrientes del sector público	204.173.950
Transferencias corrientes internas recibidas del sector público	204.173.950
Del Poder Estadal	204.173.950
Distrito Capital	204.173.950
TOTAL RECURSOS	**204.173.950**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**198.231.450**
GASTOS DE CONSUMO	196.759.450
Remuneraciones	64.439.755
Sueldos, salarios y otras retribuciones	38.993.129
Beneficios y complementos de sueldos y salarios	12.018.884
Aportes patronales	3.512.435
Prestaciones sociales y otras indemnizaciones	4.402.057
Asistencia socioeconómica	5.513.250
Compra de bienes y servicios	115.058.630
Bienes de consumo	26.228.830
Servicios no personales	88.829.800
Impuestos indirectos	17.261.065
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.472.000
Al sector privado	1.272.000
Transferencias corrientes al sector privado	200.000
A instituciones sin fines de lucro	200.000
Donaciones corrientes al sector privado	1.072.000
Donaciones a personas	972.000
Donaciones corrientes a consejos comunales	100.000
Al sector público	200.000
Transferencias corrientes al sector público	200.000
A los entes descentralizados sin fines empresariales para sus gastos	200.000
GASTOS DE CAPITAL	**5.942.500**
INVERSIÓN REAL DIRECTA	5.942.500
Formación bruta de capital fijo	5.942.500
Maquinaria, equipos y otros bienes muebles	5.942.500
TOTAL GASTOS	**204.173.950**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
124762	Fortalecimiento del potencial sociocultural para Impulsar la identidad caraqueña a través de la puesta en uso social de los espacios públicos y las edificaciones patrimoniales recuperadas en el Distrito Capital	actividad			1.270		149.173.950			149.173.950
					TOTAL		**149.173.950**			**149.173.950**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencia del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		47.619.755			47.619.755
02	Gestión administrativa		7.380.245			7.380.245
	TOTAL		**55.000.000**			**55.000.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**44**	**53**	**75**	**172**	**12.549.522**	**53.624**	**12.603.146**
Alto Nivel y de Dirección	1			1	216.000		216.000
Profesional y Técnico	33	32	40	105	7.109.561	52.508	7.162.069
Personal Administrativo	10	19	35	64	5.090.071		5.090.071
Obrero		2		2	133.890	1.116	135.006
Personal Contratado	**60**	**50**		**110**	**18.590.000**		**18.590.000**
Profesional y Técnico	60	50		110	18.590.000		18.590.000
TOTAL	**104**	**103**	**75**	**282**	**31.139.522**	**53.624**	**31.193.146**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	64.439.755
4.02	Materiales, suministros y mercancías	26.228.830
4.03	Servicios no personales	106.090.865
4.04	Activos reales	5.942.500
4.07	Transferencias y donaciones	1.472.000
	TOTAL	**204.173.950**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**204.173.950**
INGRESOS CORRIENTES ORDINARIOS	204.173.950
TRANSFERENCIAS CORRIENTES	204.173.950
Transferencias corrientes del sector público	204.173.950
Transferencias corrientes internas recibidas del sector público	204.173.950
Del Poder Estadal	204.173.950
Distrito Capital	204.173.950
1.2 GASTOS CORRIENTES	**198.231.450**
GASTOS DE CONSUMO	196.759.450
Remuneraciones	64.439.755
Sueldos, salarios y otras retribuciones	38.993.129
Beneficios y complementos de sueldos y salarios	12.018.884
Aportes patronales	3.512.435
Prestaciones sociales y otras indemnizaciones	4.402.057
Asistencia socioeconómica	5.513.250
Compra de bienes y servicios	115.058.630
Bienes de consumo	26.228.830
Servicios no personales	88.829.800
Impuestos indirectos	17.261.065
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.472.000
Al sector privado	1.272.000
Transferencias corrientes al sector privado	200.000
A instituciones sin fines de lucro	200.000
Donaciones corrientes al sector privado	1.072.000
Donaciones a personas	972.000
Donaciones corrientes a consejos comunales	100.000
Al sector público	200.000
Transferencias corrientes al sector público	200.000
A los entes descentralizados sin fines empresariales para sus gastos	200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**5.942.500**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.942.500**
RECURSOS PROPIOS DE CAPITAL	5.942.500
Ahorro en cuenta corriente	5.942.500
2.2 GASTOS DE CAPITAL	**5.942.500**
INVERSIÓN REAL DIRECTA	5.942.500
Formación bruta de capital fijo	5.942.500
Maquinaria, equipos y otros bienes muebles	5.942.500
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0493

Fundación Banda Marcial Caracas

FUNDACIÓN BANDA MARCIAL CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Banda Marcial Caracas, tiene por objeto fortalecer las actividades musicales que promuevan la ejecución y creación de obras venezolanas, mediante conciertos realizados en diferentes escenarios, dirigido a las distintas comunidades, con el propósito de transmitir los valores nacionalistas, rescatando sus tradiciones históricas, enmarcados dentro del contexto social y cultural.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios de la Fundación, para el Ejercicio Económico Financiero 2015, se estiman en Bs. 59.907.563, provenientes de aporte del Distrito Capital.

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del Ejercicio Económico Financiero 2015, la Fundación presenta una estructura de Gastos por Proyectos que demanda la cantidad de veintiún millones novecientos siete mil quinientos sesenta y tres bolívares (Bs.21.907.563), y por Acciones Centralizadas, un monto de treinta y ocho millones de bolívares (Bs.38.000.000), en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de personal	Bs.	36.892.222
– Materiales, suministros y mercancías	Bs.	1.857.360
– Servicios no personales	Bs.	19.689.171
– Activos reales	Bs.	1.288.810
– Transferencias y donaciones	Bs.	150.000
– Disminución de pasivos	Bs.	30.000
Total	**Bs.**	**59.907.563**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación Banda Marcial Caracas para el Ejercicio Económico Financiero 2015, se orientarán a la ejecución del siguiente proyecto:

- Promoción y divulgación del acervo musical caraqueño, nacional y universal

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**59.907.563**
INGRESOS CORRIENTES ORDINARIOS	59.907.563
TRANSFERENCIAS CORRIENTES	59.907.563
Transferencias corrientes del sector público	59.907.563
Transferencias corrientes internas recibidas del sector público	59.907.563
Del Poder Estadal	59.907.563
Distrito Capital	59.907.563
TOTAL RECURSOS	**59.907.563**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**58.588.753**
GASTOS DE CONSUMO	58.438.753
Remuneraciones	36.892.222
Sueldos, salarios y otras retribuciones	15.765.683
Beneficios y complementos de sueldos y salarios	7.682.118
Aportes patronales	1.458.915
Prestaciones sociales y otras indemnizaciones	7.208.800
Asistencia socioeconómica	4.776.706
Compra de bienes y servicios	18.958.360
Bienes de consumo	1.857.360
Servicios no personales	17.101.000
Impuestos indirectos	2.588.171
TRANSFERENCIAS Y DONACIONES CORRIENTES	150.000
Al sector privado	150.000
Donaciones corrientes al sector privado	150.000
Donaciones a instituciones sin fines de lucro	150.000
GASTOS DE CAPITAL	**1.288.810**
INVERSIÓN REAL DIRECTA	1.288.810
Formación bruta de capital fijo	1.288.810
Maquinaria, equipos y otros bienes muebles	1.288.810
APLICACIONES FINANCIERAS	**30.000**
DISMINUCIÓN DE PASIVOS	30.000
Disminución de cuentas y efectos por pagar	30.000
Disminución de otras cuentas y efectos por pagar	30.000
Disminución de otras cuentas por pagar a corto plazo	30.000
TOTAL GASTOS	**59.907.563**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
124789	Promoción y divulgación del acervo musical caraqueño, nacional y universal	evento			204		21.907.563			21.907.563
					TOTAL		21.907.563			21.907.563

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		34.808.350			34.808.350
02	Gestión administrativa		3.191.650			3.191.650
	TOTAL		38.000.000			38.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**24**	**62**	**18**	**104**	**9.455.339**		**9.455.339**
Alto Nivel y de Dirección	1			1	106.233		106.233
Profesional y Técnico	14	56	13	83	7.226.248		7.226.248
Personal Administrativo	8	1	4	13	1.445.596		1.445.596
Obrero	1	5	1	7	677.262		677.262
Personal Contratado	**2**	**2**		**4**	**521.396**		**521.396**
Profesional y Técnico	2	2		4	521.396		521.396
TOTAL	**26**	**64**	**18**	**108**	**9.976.735**		**9.976.735**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	36.892.222
4.02	Materiales, suministros y mercancías	1.857.360
4.03	Servicios no personales	19.689.171
4.04	Activos reales	1.288.810
4.07	Transferencias y donaciones	150.000
4.11	Disminución de pasivos	30.000
	TOTAL	**59.907.563**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**59.907.563**
INGRESOS CORRIENTES ORDINARIOS	59.907.563
TRANSFERENCIAS CORRIENTES	59.907.563
Transferencias corrientes del sector público	59.907.563
Transferencias corrientes internas recibidas del sector público	59.907.563
Del Poder Estadal	59.907.563
Distrito Capital	59.907.563
1.2 GASTOS CORRIENTES	**58.588.753**
GASTOS DE CONSUMO	58.438.753
Remuneraciones	36.892.222
Sueldos, salarios y otras retribuciones	15.765.683
Beneficios y complementos de sueldos y salarios	7.682.118
Aportes patronales	1.458.915
Prestaciones sociales y otras indemnizaciones	7.208.800
Asistencia socioeconómica	4.776.706
Compra de bienes y servicios	18.958.360
Bienes de consumo	1.857.360
Servicios no personales	17.101.000
Impuestos indirectos	2.588.171
TRANSFERENCIAS Y DONACIONES CORRIENTES	150.000
Al sector privado	150.000
Donaciones corrientes al sector privado	150.000
Donaciones a instituciones sin fines de lucro	150.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.318.810**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.318.810**
RECURSOS PROPIOS DE CAPITAL	1.318.810
Ahorro en cuenta corriente	1.318.810
2.2 GASTOS DE CAPITAL	**1.288.810**
INVERSIÓN REAL DIRECTA	1.288.810
Formación bruta de capital fijo	1.288.810
Maquinaria, equipos y otros bienes muebles	1.288.810
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**30.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**30.000**
SUPERÁVIT FINANCIERO	30.000
3.2 APLICACIONES FINANCIERAS	**30.000**
DISMINUCIÓN DE PASIVOS	30.000
Disminución de cuentas y efectos por pagar	30.000
Disminución de otras cuentas y efectos por pagar	30.000
Disminución de otras cuentas por pagar a corto plazo	30.000

A0494

Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas

FUNDACIÓN PARA EL DESARROLLO ENDÓGENO COMUNAL AGROALIMENTARIO FUNDECA YERBA CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

Esta Fundación tiene por objeto garantizar el desarrollo del sistema de almacenamiento y distribución de alimentos estratégicos para el Distrito Capital, que permite la autonomía, administración, control y racionamiento en condiciones normales y de contingencia, de alimentos para niños, niñas y adolescentes, así como para los adultos mayores y personas con algún tipo de discapacidad. Esto es posible a través de la puesta en servicio de los Centros Bolivarianos de Acopio que se distribuyen en puntos estratégicos de la ciudad capital, así como del apalancamiento socioproductivo comunitario.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios de la Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas, provienen de las transferencias corrientes internas recibidas a través del Gobierno del Distrito Capital, para el Ejercicio Económico Financiero 2015, se estiman en doscientos noventa millones ochenta y nueve mil novecientos treinta y tres bolívares (Bs. 290.089 .933), discriminados a continuación:

- **POLÍTICA DE GASTOS:**

La orientación del gasto, de acuerdo con las políticas adoptadas por Fundeca, queda de la siguiente manera:

-	Gastos de personal	Bs.	59.551.569
-	Materiales, suministros y mercancías	Bs.	179.185.016
-	Servicios no personales	Bs.	39.853.348
-	Activos reales	Bs.	7.000.000
-	Transferencias y donaciones	Bs.	4.500.000
	Total	**Bs.**	**290.089.933**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundación continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de apoyo institucional, necesarias para promover la creación y acompañamiento técnico de 20 organizaciones socioproductivas comunitarias, orientadas a la satisfacción de las necesidades alimenticias prioritarias de la población escolar adscrita al Gobierno del Distrito Capital, que totaliza 35.900 niños y niñas, realizando el aporte nutricional necesario para el desarrollo integral tanto de éstos como de los demás niños, niñas, adolescentes, adultas y adultos mayores de Caracas, directamente atendido por organismos adscritos a la entidad político territorial, a través del almacenamiento, transporte, preparación y suministro de 4.700 toneladas de alimentos, que se materializarán en 17.713.214 raciones alimenticias con las Kilocalorías adecuadas para cada población objetivo. Con estas acciones y recursos se contribuirá directamente al afianzamiento de las políticas especiales en materia de soberanía alimentaria y desarrollo socioproductivo, desde la comunidad, para las poblaciones vulnerables de Caracas, acordes a las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

Programa integral de alimentación revolucionaria (PIAR).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**290.089.933**
INGRESOS CORRIENTES ORDINARIOS	290.089.933
TRANSFERENCIAS CORRIENTES	290.089.933
Transferencias corrientes del sector público	290.089.933
Transferencias corrientes internas recibidas del sector público	290.089.933
Del Poder Estadal	290.089.933
Distrito Capital	290.089.933
TOTAL RECURSOS	**290.089.933**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**283.089.933**
GASTOS DE CONSUMO	278.589.933
Remuneraciones	59.551.569
Sueldos, salarios y otras retribuciones	30.124.065
Beneficios y complementos de sueldos y salarios	10.695.182
Aportes patronales	4.316.336
Prestaciones sociales y otras indemnizaciones	5.251.238
Asistencia socioeconómica	8.939.548
Otros gastos de personal	225.200
Compra de bienes y servicios	202.275.072
Bienes de consumo	179.185.016
Servicios no personales	23.090.056
Impuestos indirectos	16.763.292
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.500.000
Al sector privado	4.500.000
Transferencias corrientes al sector privado	4.500.000
Transferencias corrientes a consejos comunales	4.500.000
GASTOS DE CAPITAL	**7.000.000**
INVERSIÓN REAL DIRECTA	7.000.000
Formación bruta de capital fijo	7.000.000
Maquinaria, equipos y otros bienes muebles	5.939.960
Construcciones de bienes de dominio privado	1.060.040
TOTAL GASTOS	**290.089.933**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
124580	Programa integral de alimentación revolucionaria	ración			17.713.214		218.076.630			218.076.630
					TOTAL		218.076.630			218.076.630

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		59.551.569			59.551.569
02	Gestión administrativa		12.461.734			12.461.734
	TOTAL		72.013.303			72.013.303

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**80**	**139**	**31**	**250**	**20.395.111**	**72.000**	**20.467.111**
Alto Nivel y de Dirección	1			1	2.474.839		2.474.839
Directivo	5	4	9	18	1.224.800		1.224.800
Profesional y Técnico	32	18	9	59	2.857.865	50.000	2.907.865
Personal Administrativo	28	11	2	41	4.082.665	22.000	4.104.665
Obrero	14	106	11	131	9.754.942		9.754.942
TOTAL	**80**	**139**	**31**	**250**	**20.395.111**	**72.000**	**20.467.111**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	59.551.569
4.02	Materiales, suministros y mercancías	179.185.016
4.03	Servicios no personales	39.853.348
4.04	Activos reales	7.000.000
4.07	Transferencias y donaciones	4.500.000
	TOTAL	**290.089.933**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**290.089.933**
INGRESOS CORRIENTES ORDINARIOS	290.089.933
TRANSFERENCIAS CORRIENTES	290.089.933
Transferencias corrientes del sector público	290.089.933
Transferencias corrientes internas recibidas del sector público	290.089.933
Del Poder Estadal	290.089.933
Distrito Capital	290.089.933
1.2 GASTOS CORRIENTES	**283.089.933**
GASTOS DE CONSUMO	278.589.933
Remuneraciones	59.551.569
Sueldos, salarios y otras retribuciones	30.124.065
Beneficios y complementos de sueldos y salarios	10.695.182
Aportes patronales	4.316.336
Prestaciones sociales y otras indemnizaciones	5.251.238
Asistencia socioeconómica	8.939.548
Otros gastos de personal	225.200
Compra de bienes y servicios	202.275.072
Bienes de consumo	179.185.016
Servicios no personales	23.090.056
Impuestos indirectos	16.763.292
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.500.000
Al sector privado	4.500.000
Transferencias corrientes al sector privado	4.500.000
Transferencias corrientes a consejos comunales	4.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.000.000**
RECURSOS PROPIOS DE CAPITAL	7.000.000
Ahorro en cuenta corriente	7.000.000
2.2 GASTOS DE CAPITAL	**7.000.000**
INVERSIÓN REAL DIRECTA	7.000.000
Formación bruta de capital fijo	7.000.000
Maquinaria, equipos y otros bienes muebles	5.939.960
Construcciones de bienes de dominio privado	1.060.040
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0495

Fundación Vivienda del Distrito Capital

FUNDACIÓN VIVIENDA DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

La Fundación Vivienda del Distrito Capital tiene como objeto, la promoción, administración y ejecución de Programas, Planes y Proyectos de Vivienda y Hábitat de conformidad con las políticas y directrices emanadas tanto del Gobierno del Distrito Capital, como del Ejecutivo Nacional y del ente rector en materia de vivienda y hábitat, a fin de atender en forma integral los requerimientos de la población del Distrito Capital.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a esta Fundación para el Ejercicio Económico Financiero 2015, se estiman en Bs. 235.575.840.

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el Ejercicio Económico Financiero 2015, la Fundación presenta una estructura de gastos por proyectos que demanda la cantidad de ciento cuarenta y cinco millones de bolívares (Bs. 145.000.000), y por Acciones Centralizadas, un monto de noventa millones quinientos setenta y cinco mil ochocientos cuarenta bolívares (Bs. 90.575.840); distribuidos en las siguientes partidas presupuestarias:

– Gastos de personal	Bs.	81.936.005
– Materiales, suministros y mercancías	Bs.	31.979.301
– Servicios no personales	Bs.	43.694.145
– Activos reales	Bs.	39.687.112
– Transferencias y donaciones	Bs.	37.960.000
– Disminución de pasivos	Bs.	319.277
Total	**Bs.**	**235.575.840**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundación continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de construcción, sustitución y automejoras de viviendas, que garanticen el acceso a una vivienda digna y a los servicios básicos, así como también la ejecución de obras en bienes del dominio privado y/o público para la consecución de los espacios socialistas en las parroquias del Distrito Capital, tales como plazas, parques, áreas recreacionales, escuelas, entre otras; con base en el ejercicio pleno de la soberanía nacional, la democracia participativa y protagónica, la justicia e igualdad social, el respeto al ambiente y la diversidad cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Construcción, sustitución, adquisición, mejoras de viviendas y rehabilitación de espacios para el hábitat socialista de las familias del Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**235.575.840**
INGRESOS CORRIENTES ORDINARIOS	235.575.840
TRANSFERENCIAS CORRIENTES	235.575.840
Transferencias corrientes del sector público	235.575.840
Transferencias corrientes internas recibidas del sector público	235.575.840
Del Poder Estadal	235.575.840
Distrito Capital	235.575.840
TOTAL RECURSOS	**235.575.840**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**164.969.451**
GASTOS DE CONSUMO	157.609.451
Remuneraciones	81.936.005
Sueldos, salarios y otras retribuciones	41.558.191
Beneficios y complementos de sueldos y salarios	18.523.217
Aportes patronales	9.542.765
Prestaciones sociales y otras indemnizaciones	8.174.047
Asistencia socioeconómica	4.137.785
Compra de bienes y servicios	63.676.881
Bienes de consumo	31.979.301
Servicios no personales	31.697.580
Impuestos indirectos	11.996.565

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.360.000
Al sector privado	7.360.000
Donaciones corrientes al sector privado	7.360.000
Donaciones a personas	7.360.000
GASTOS DE CAPITAL	**70.287.112**
INVERSIÓN REAL DIRECTA	39.687.112
Formación bruta de capital fijo	39.685.298
Edificios e instalaciones	10.000.000
Maquinaria, equipos y otros bienes muebles	10.192.098
Construcciones de bienes de dominio privado	9.493.200
Construcciones de bienes de dominio público	10.000.000
Bienes intangibles	1.814
TRANSFERENCIAS Y DONACIONES DE CAPITAL	30.600.000
Al sector privado	30.600.000
Donaciones de capital al sector privado	30.600.000
A personas	30.600.000
APLICACIONES FINANCIERAS	**319.277**
DISMINUCIÓN DE PASIVOS	319.277
Disminución de cuentas y efectos por pagar	319.277
Disminución de otras cuentas y efectos por pagar	319.277
Disminución de otras cuentas por pagar a corto plazo	319.277
TOTAL GASTOS	**235.575.840**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
124224	Construcción, sustitución, adquisición, mejoras de viviendas y rehabilitación de espacios para el hábitat socialista de las familias del Distrito Capital	familia			1.123		145.000.000			145.000.000
					TOTAL		**145.000.000**			**145.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		83.568.743			83.568.743
02	Gestión administrativa		7.007.097			7.007.097
	TOTAL		**90.575.840**			**90.575.840**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**129**	**113**		**242**	**15.428.726**		**15.428.726**
Alto Nivel y de Dirección	1			1	66.600		66.600
Profesional y Técnico	105	70		175	11.750.634		11.750.634
Personal Administrativo	16	9		25	1.678.660		1.678.660
Obrero	7	34		41	1.932.832		1.932.832
Personal Contratado	**25**	**6**		**31**	**5.374.633**		**5.374.633**
Personal Administrativo	25	6		31	5.374.633		5.374.633
TOTAL	**154**	**119**		**273**	**20.803.359**		**20.803.359**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	81.936.005
4.02	Materiales, suministros y mercancías	31.979.301
4.03	Servicios no personales	43.694.145
4.04	Activos reales	39.687.112
4.07	Transferencias y donaciones	37.960.000
4.11	Disminución de pasivos	319.277
	TOTAL	**235.575.840**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**235.575.840**
INGRESOS CORRIENTES ORDINARIOS	235.575.840
TRANSFERENCIAS CORRIENTES	235.575.840
Transferencias corrientes del sector público	235.575.840
Transferencias corrientes internas recibidas del sector público	235.575.840
Del Poder Estadal	235.575.840
Distrito Capital	235.575.840
1.2 GASTOS CORRIENTES	**164.969.451**
GASTOS DE CONSUMO	157.609.451
Remuneraciones	81.936.005
Sueldos, salarios y otras retribuciones	41.558.191
Beneficios y complementos de sueldos y salarios	18.523.217
Aportes patronales	9.542.765
Prestaciones sociales y otras indemnizaciones	8.174.047
Asistencia socioeconómica	4.137.785
Compra de bienes y servicios	63.676.881
Bienes de consumo	31.979.301
Servicios no personales	31.697.580
Impuestos indirectos	11.996.565
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.360.000
Al sector privado	7.360.000
Donaciones corrientes al sector privado	7.360.000
Donaciones a personas	7.360.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**70.606.389**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**70.606.389**
RECURSOS PROPIOS DE CAPITAL	70.606.389
Ahorro en cuenta corriente	70.606.389
2.2 GASTOS DE CAPITAL	**70.287.112**
INVERSIÓN REAL DIRECTA	39.687.112
Formación bruta de capital fijo	39.685.298
Edificios e instalaciones	10.000.000
Maquinaria, equipos y otros bienes muebles	10.192.098
Construcciones de bienes de dominio privado	9.493.200
Construcciones de bienes de dominio público	10.000.000
Bienes intangibles	1.814
TRANSFERENCIAS Y DONACIONES DE CAPITAL	30.600.000
Al sector privado	30.600.000
Donaciones de capital al sector privado	30.600.000
A personas	30.600.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**319.277**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**319.277**
SUPERÁVIT FINANCIERO	319.277
3.2 APLICACIONES FINANCIERAS	**319.277**
DISMINUCIÓN DE PASIVOS	319.277
Disminución de cuentas y efectos por pagar	319.277
Disminución de otras cuentas y efectos por pagar	319.277
Disminución de otras cuentas por pagar a corto plazo	319.277

A1349

Servicio Autónomo Lotería de Caracas

SERVICIO AUTÓNOMO LOTERÍA DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio Autónomo Lotería de Caracas, tiene por objeto recaudar recursos provenientes de la explotación de juegos de lotería de forma directa o a través de terceros, a objeto de financiar la asistencia social principalmente en materia de salud, deporte, cultura y recreación, de acuerdo con las demandas que presenten las personas necesitadas u organismos de atención social sin fines empresariales, de acuerdo con las líneas que defina conjuntamente con el Gobierno del Distrito Capital, ayudando así a cubrir de manera activa y efectiva las necesidades presentes en la población que hace vida en el territorio nacional, principalmente en las áreas antes señaladas.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para el Servicio Autónomo Lotería de Caracas en el Ejercicio Económico Financiero 2015, se estiman en Bs. 8.750.000, provenientes de la fuente de financiamiento siguiente:

– Recursos propios	Bs.	8.750.000

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del Ejercicio Económico Financiero 2015, el Servicio Autónomo Lotería de Caracas presenta una estructura de Gastos por Proyectos que demanda la cantidad de cuatro millones trescientos ocho mil cuarenta y dos bolívares exactos (Bs. 4.308.042), y por Acciones Centralizadas, un monto de cuatro millones cuatrocientos cuarenta y un mil novecientos cincuenta y ocho bolívares exactos (Bs. 4.441.958); en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de personal	Bs.	3.828.943
– Materiales, suministros y mercancías	Bs.	153.727
– Servicios no personales	Bs.	1.046.128
– Activos reales	Bs.	40.000
– Transferencias y donaciones	Bs.	3.675.000
– Disminución de pasivos	Bs.	6.202
Total	**Bs.**	**8.750.000**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados al Servicio Autónomo Lotería de Caracas en el Ejercicio Económico Financiero 2015, se orientarán a la ejecución del proyecto siguiente:

- Beneficencia pública y asistencia social a personas a nivel nacional

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**8.750.000**
INGRESOS CORRIENTES ORDINARIOS	8.750.000
INGRESOS DE OPERACIÓN	8.750.000
Otros ingresos de operación	8.750.000
TOTAL RECURSOS	**8.750.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**8.703.798**
GASTOS DE CONSUMO	5.028.798
Remuneraciones	3.828.943
Sueldos, salarios y otras retribuciones	1.636.803
Beneficios y complementos de sueldos y salarios	1.161.644
Aportes patronales	293.172
Prestaciones sociales y otras indemnizaciones	492.688
Asistencia socioeconómica	244.636
Compra de bienes y servicios	294.909
Bienes de consumo	153.727
Servicios no personales	141.182
Impuestos indirectos	904.946
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.675.000
Al sector privado	3.000.000
Donaciones corrientes al sector privado	3.000.000
Donaciones a personas	3.000.000
Al sector público	675.000
Transferencias corrientes al sector público	675.000
A los entes descentralizados sin fines empresariales para sus gastos	175.000
A instituciones de protección social para atender beneficios de la seguridad social	500.000
GASTOS DE CAPITAL	**40.000**
INVERSIÓN REAL DIRECTA	40.000
Formación bruta de capital fijo	40.000
Maquinaria, equipos y otros bienes muebles	40.000
APLICACIONES FINANCIERAS	**6.202**
DISMINUCIÓN DE PASIVOS	6.202
Disminución de cuentas y efectos por pagar	6.202
Disminución de otras cuentas y efectos por pagar	6.202
Disminución de otras cuentas por pagar a corto plazo	6.202
TOTAL GASTOS	**8.750.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
126906	Beneficencia pública y asistencia social a personas a Nivel Nacional	persona	800	800	1.600	4.308.042				4.308.042
					TOTAL	4.308.042				4.308.042

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	3.025.193				3.025.193
02	Gestión administrativa	1.416.765				1.416.765
	TOTAL	4.441.958				4.441.958

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**8**		**20**	**1.120.436**		**1.120.436**
Alto Nivel y de Dirección		1		1	58.852		58.852
Profesional y Técnico	8	3		11	571.332		571.332
Personal Administrativo	3	2		5	311.580		311.580
Obrero	1	2		3	178.672		178.672
TOTAL	**12**	**8**		**20**	**1.120.436**		**1.120.436**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	3.828.943
4.02	Materiales, suministros y mercancías	153.727
4.03	Servicios no personales	1.046.128
4.04	Activos reales	40.000
4.07	Transferencias y donaciones	3.675.000
4.11	Disminución de pasivos	6.202
	TOTAL	**8.750.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.750.000**
INGRESOS CORRIENTES ORDINARIOS	8.750.000
INGRESOS DE OPERACIÓN	8.750.000
Otros ingresos de operación	8.750.000
1.2 GASTOS CORRIENTES	**8.703.798**
GASTOS DE CONSUMO	5.028.798
Remuneraciones	3.828.943
Sueldos, salarios y otras retribuciones	1.636.803
Beneficios y complementos de sueldos y salarios	1.161.644
Aportes patronales	293.172
Prestaciones sociales y otras indemnizaciones	492.688
Asistencia socioeconómica	244.636
Compra de bienes y servicios	294.909
Bienes de consumo	153.727
Servicios no personales	141.182
Impuestos indirectos	904.946
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.675.000
Al sector privado	3.000.000
Donaciones corrientes al sector privado	3.000.000
Donaciones a personas	3.000.000
Al sector público	675.000
Transferencias corrientes al sector público	675.000
A los entes descentralizados sin fines empresariales para sus gastos	175.000
A instituciones de protección social para atender beneficios de la seguridad social	500.000
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**46.202**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**46.202**
RECURSOS PROPIOS DE CAPITAL	46.202

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Ahorro en cuenta corriente	46.202
2.2 GASTOS DE CAPITAL	**40.000**
INVERSIÓN REAL DIRECTA	40.000
Formación bruta de capital fijo	40.000
Maquinaria, equipos y otros bienes muebles	40.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**6.202**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.202**
SUPERÁVIT FINANCIERO	6.202
3.2 APLICACIONES FINANCIERAS	**6.202**
DISMINUCIÓN DE PASIVOS	6.202
Disminución de cuentas y efectos por pagar	6.202
Disminución de otras cuentas y efectos por pagar	6.202
Disminución de otras cuentas por pagar a corto plazo	6.202

A1353

Servicio de Administración Tributaria del Distrito Capital (SATDC)

SERVICIO DE ADMINISTRACIÓN TRIBUTARIA DEL DISTRITO CAPITAL (SATDC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio de Administración Tributaria del Distrito Capital, tiene como objetivo la recaudación, organización y control de los tributos en el marco de las leyes vigentes relativas a la materia, de manera de contribuir con el financiamiento de las políticas sociales formuladas por el Distrito Capital, para orientar su gestión en el cumplimiento de las competencias asignadas en las leyes.

Las políticas y estrategias emprendidas por el Servicio de Administración Tributaria del Distrito Capital (Satdc), se mantienen de cara a la definición, consolidación y sustentabilidad de un modelo socialista de país, apoyado en directrices que permitan modificar de forma positiva la cultura tributaria de los contribuyentes que ejercen actividades económicas dentro de la jurisdicción del Distrito Capital, como iniciativa trascendental hacía el impulso de participación activa en la construcción y fortalecimiento de los valores que guían los destinos del país, en cumplimiento de la Misión y Objeto Institucional en concordancia con las acciones efectivas del proceso revolucionario en desarrollo.

El presupuesto de Ingresos y Gastos establecerá las bases para atender lo concerniente a las exigencias que implica el desarrollo efectivo de acciones con miras a mejorarla efectividad, eficiencia y transparencia de la Gestión Pública, en función de las políticas y los objetivos estratégicos para profundizar el Socialismo del Siglo XXI enmarcada en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para el Servicio de Administración Tributaria del Distrito Capital para el Ejercicio Económico Financiero 2015, se estiman en Bs. 48.213.459, provenientes de la fuente de financiamiento siguiente:

– Aporte del Distrito Capital	Bs.	48.213.459

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del Ejercicio Económico Financiero 2015, el ente presenta una estructura de gastos por Proyectos que demanda la cantidad de treinta y tres millones setecientos sesenta mil novecientos cincuenta y seis bolívares (Bs. 33.760.956), y por Acciones Centralizadas, un monto de catorce millones cuatrocientos cincuenta y dos mil quinientos tres bolívares (Bs. 14.452.503); en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de personal	Bs.	25.367.185
– Materiales, suministros y mercancías	Bs.	8.112.635
– Servicios no personales	Bs.	11.437.639
– Activos reales	Bs.	3.296.000
Total	**Bs.**	**48.213.459**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Las acciones a realizar, así como los recursos asignados al ente en el Ejercicio Económico Financiero 2015, se orientarán a la ejecución del siguiente proyecto:

- Fortalecimiento de la capacidad de recaudación de tributos en el Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**48.213.459**
INGRESOS CORRIENTES ORDINARIOS	48.213.459
TRANSFERENCIAS CORRIENTES	48.213.459
Transferencias corrientes del sector público	48.213.459
Transferencias corrientes internas recibidas del sector público	48.213.459
Del Poder Estadal	48.213.459
Distrito Capital	48.213.459
TOTAL RECURSOS	**48.213.459**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**44.917.459**
GASTOS DE CONSUMO	44.917.459
Remuneraciones	25.367.185
Sueldos, salarios y otras retribuciones	10.927.966
Beneficios y complementos de sueldos y salarios	6.732.048
Aportes patronales	1.582.051
Prestaciones sociales y otras indemnizaciones	2.897.251
Asistencia socioeconómica	3.227.869
Compra de bienes y servicios	17.149.546
Bienes de consumo	8.112.635
Servicios no personales	9.036.911
Impuestos indirectos	2.400.728
GASTOS DE CAPITAL	**3.296.000**
INVERSIÓN REAL DIRECTA	3.296.000
Formación bruta de capital fijo	3.296.000
Maquinaria, equipos y otros bienes muebles	3.296.000
TOTAL GASTOS	**48.213.459**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
124350	Fortalecimiento de la capacidad de recaudación de tributos del Distrito Capital	contribuyente			100.000		33.760.956			33.760.956
					TOTAL		**33.760.956**			**33.760.956**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		8.944.483			8.944.483
02	Gestión administrativa		5.508.020			5.508.020
	TOTAL		**14.452.503**			**14.452.503**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**48**	**35**	**19**	**102**	**5.534.748**		**5.534.748**
Alto Nivel y de Dirección	1			1	70.620		70.620
Directivo	2	1	1	4	813.795		813.795
Profesional y Técnico	30	26	10	66	2.983.915		2.983.915
Personal Administrativo	12	7	7	26	1.410.578		1.410.578
Obrero	3	1	1	5	255.840		255.840
Personal Contratado	**2**	**1**		**3**	**122.461**		**122.461**
Profesional y Técnico	1	1		2	88.172		88.172
Personal Administrativo	1			1	34.289		34.289
TOTAL	**50**	**36**	**19**	**105**	**5.657.209**		**5.657.209**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	25.367.185
4.02	Materiales, suministros y mercancías	8.112.635
4.03	Servicios no personales	11.437.639
4.04	Activos reales	3.296.000
	TOTAL	**48.213.459**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**48.213.459**
INGRESOS CORRIENTES ORDINARIOS	48.213.459
TRANSFERENCIAS CORRIENTES	48.213.459
Transferencias corrientes del sector público	48.213.459
Transferencias corrientes internas recibidas del sector público	48.213.459
Del Poder Estadal	48.213.459
Distrito Capital	48.213.459
1.2 GASTOS CORRIENTES	**44.917.459**
GASTOS DE CONSUMO	44.917.459
Remuneraciones	25.367.185
Sueldos, salarios y otras retribuciones	10.927.966
Beneficios y complementos de sueldos y salarios	6.732.048
Aportes patronales	1.582.051
Prestaciones sociales y otras indemnizaciones	2.897.251
Asistencia socioeconómica	3.227.869
Compra de bienes y servicios	17.149.546
Bienes de consumo	8.112.635
Servicios no personales	9.036.911
Impuestos indirectos	2.400.728
1.3 RESULTADO ECÓNOMICO EN CUENTA CORRIENTE : AHORRO	**3.296.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.296.000**
RECURSOS PROPIOS DE CAPITAL	3.296.000
Ahorro en cuenta corriente	3.296.000
2.2 GASTOS DE CAPITAL	**3.296.000**
INVERSIÓN REAL DIRECTA	3.296.000
Formación bruta de capital fijo	3.296.000
Maquinaria, equipos y otros bienes muebles	3.296.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1354

Cuerpo de Bomberos del Gobierno del Distrito Capital

CUERPO DE BOMBEROS DEL GOBIERNO DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Cuerpo de Bomberos del Gobierno del Distrito Capital, es un servicio desconcentrado de seguridad Ciudadana esencialmente profesional y técnico, de naturaleza civil, cuya finalidad fundamental es proteger la vida de los ciudadanos y ciudadanas del Distrito Capital, ante la posible ocurrencia de incendios, rescates, salvamento y otros siniestros, participando en la investigación de sus causas u orígenes, así como orientando y formando a las comunidades del Distrito Capital, en la administración de emergencias y desastres.

• POLÍTICA FINANCIERA:

Los recursos presupuestarios para el Cuerpo de Bomberos del Gobierno del Distrito Capital en el Ejercicio Económico Financiero 2015, se estiman en Bs. 1.206.510.402, provenientes de la fuente de financiamiento siguiente:

-	Aporte del Distrito Capital	Bs.	1.206.510.402

• POLÍTICA DE GASTOS:

A fin de cumplir con los objetivos establecidos en la planificación del Ejercicio Económico Financiero 2015, el servicio desconcentrado presenta una estructura de Gastos por Proyectos que demanda la cantidad de ochenta y ocho millones novecientos noventa y nueve mil setecientos cuarenta y ocho bolívares (Bs. 88.999.748), y por Acciones Centralizadas, un monto de mil ciento diecisiete millones quinientos diez mil seiscientos cincuenta y cuatro bolívares (Bs. 1.117.510.654); en tanto que, por partidas presupuestarias, la distribución es la siguiente:

-	Gastos de personal	Bs.	893.554.566
-	Materiales, suministros y mercancías	Bs.	75.378.629
-	Servicios no personales	Bs.	35.327.152
-	Activos reales	Bs.	73.274.055
-	Transferencias y donaciones	Bs.	32.000.000
-	Disminución de pasivos	Bs.	96.976.000
	Total	**Bs.**	**1.206.510.402**

• POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL SERVICIO DESCONCENTRADO:

Las acciones a realizar, así como los recursos asignados al órgano en el Ejercicio Económico Financiero 2015, se orientarán a la ejecución del proyecto siguiente:

- Fortalecimiento del Cuerpo de Bomberos del Distrito Capital, en la atención de emergencias prestadas a las comunidades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**1.206.510.402**
INGRESOS CORRIENTES ORDINARIOS	1.206.510.402
TRANSFERENCIAS CORRIENTES	1.206.510.402
Transferencias corrientes del sector público	1.206.510.402
Transferencias corrientes internas recibidas del sector público	1.206.510.402
Del Poder Estadal	1.206.510.402
Distrito Capital	1.206.510.402
TOTAL RECURSOS	**1.206.510.402**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**1.036.260.347**
GASTOS DE CONSUMO	1.004.260.347
Remuneraciones	893.554.566
Sueldos, salarios y otras retribuciones	436.344.528
Beneficios y complementos de sueldos y salarios	198.332.268
Aportes patronales	30.542.106
Prestaciones sociales y otras indemnizaciones	136.333.984
Asistencia socioeconómica	78.252.500
Otros gastos de personal	13.749.180
Compra de bienes y servicios	93.485.805
Bienes de consumo	75.378.629
Servicios no personales	18.107.176
Impuestos indirectos	17.219.976

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.000.000
Al sector privado	32.000.000
Transferencias corrientes al sector privado	32.000.000
Directas a personas	27.767.564
Jubilaciones y otros beneficios asociados	27.767.564
Otras transferencias corrientes internas al sector privado	4.232.436
GASTOS DE CAPITAL	**73.274.055**
INVERSIÓN REAL DIRECTA	73.274.055
Formación bruta de capital fijo	73.226.563
Maquinaria, equipos y otros bienes muebles	73.226.563
Bienes intangibles	47.492
APLICACIONES FINANCIERAS	**96.976.000**
DISMINUCIÓN DE PASIVOS	96.976.000
Disminución de cuentas y efectos por pagar	956.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	500.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	456.000
Disminución de efectos a pagar a contratistas mediano y largo plazo	456.000
Disminución de otros pasivos	96.020.000
Disminución de obligaciones de ejercicios anteriores	96.020.000
TOTAL GASTOS	**1.206.510.402**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
124657	Fortalecimiento del Cuerpo de Bomberos del Distrito Capital en la atención de emergencias prestadas a las comunidades	equipo			6.271		88.999.748			88.999.748
					TOTAL		88.999.748			88.999.748

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		893.554.566			893.554.566
02	Gestión administrativa		196.188.524			196.188.524
03	Previsión y protección social		27.767.564			27.767.564
	TOTAL		1.117.510.654			1.117.510.654

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2015		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**639**	**2.393**	**503**	**3.535**	**251.061.120**	**1.779.120**	**252.840.240**
Profesional y Técnico	388	2.287	368	3.043	210.000.930	608.580	210.609.510
Personal Administrativo	123	77	90	290	24.167.770	67.620	24.235.390
Personal Médico	1		19	20	7.509.000		7.509.000
Obrero	127	29	26	182	9.383.420	1.102.920	10.486.340
Personal Contratado	**62**	**123**		**185**	**5.704.076**		**5.704.076**
Personal Administrativo	23	80		103	2.952.805		2.952.805
Personal Docente	34	41		75	2.681.191		2.681.191
Obrero	5	2		7	70.080		70.080
TOTAL	**701**	**2.516**	**503**	**3.720**	**256.765.196**	**1.779.120**	**258.544.316**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2015
	F	M	Total	
Jubilados	**47**	**773**	**820**	**27.767.564**
Empleados	47	773	820	27.767.564
TOTAL	**47**	**773**	**820**	**27.767.564**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.01	Gastos de personal	893.554.566
4.02	Materiales, suministros y mercancías	75.378.629
4.03	Servicios no personales	35.327.152
4.04	Activos reales	73.274.055
4.07	Transferencias y donaciones	32.000.000
4.11	Disminución de pasivos	96.976.000
	TOTAL	**1.206.510.402**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.206.510.402**
INGRESOS CORRIENTES ORDINARIOS	1.206.510.402
TRANSFERENCIAS CORRIENTES	1.206.510.402
Transferencias corrientes del sector público	1.206.510.402
Transferencias corrientes internas recibidas del sector público	1.206.510.402
Del Poder Estadal	1.206.510.402
Distrito Capital	1.206.510.402
1.2 GASTOS CORRIENTES	**1.036.260.347**
GASTOS DE CONSUMO	1.004.260.347
Remuneraciones	893.554.566
Sueldos, salarios y otras retribuciones	436.344.528
Beneficios y complementos de sueldos y salarios	198.332.268
Aportes patronales	30.542.106
Prestaciones sociales y otras indemnizaciones	136.333.984
Asistencia socioeconómica	78.252.500

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Otros gastos de personal	13.749.180
Compra de bienes y servicios	93.485.805
Bienes de consumo	75.378.629
Servicios no personales	18.107.176
Impuestos indirectos	17.219.976
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.000.000
Al sector privado	32.000.000
Transferencias corrientes al sector privado	32.000.000
Directas a personas	27.767.564
Jubilaciones y otros beneficios asociados	27.767.564
Otras transferencias corrientes internas al sector privado	4.232.436
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**170.250.055**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**170.250.055**
RECURSOS PROPIOS DE CAPITAL	170.250.055
Ahorro en cuenta corriente	170.250.055
2.2 GASTOS DE CAPITAL	**73.274.055**
INVERSIÓN REAL DIRECTA	73.274.055
Formación bruta de capital fijo	73.226.563
Maquinaria, equipos y otros bienes muebles	73.226.563
Bienes intangibles	47.492
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**96.976.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**96.976.000**
SUPERÁVIT FINANCIERO	96.976.000
3.2 APLICACIONES FINANCIERAS	**96.976.000**
DISMINUCIÓN DE PASIVOS	96.976.000
Disminución de cuentas y efectos por pagar	956.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
Disminución de cuentas y efectos por pagar a mediano y largo plazo	456.000
Disminución de efectos a pagar a contratistas mediano y largo plazo	456.000
Disminución de otros pasivos	96.020.000
Disminución de obligaciones de ejercicios anteriores	96.020.000

E7700

Territorio Insular Francisco de Miranda

TITULO IV

DISTRITO CAPITAL Y TERRITORIO INSULAR FRANCISCO DE MIRANDA

CAPÍTULO I

Presupuesto de Ingresos, Gastos y Operaciones de Financiamiento del Territorio Insular Francisco de Miranda

SECCIÓN PRIMERA

Presupuesto de Ingresos y Fuentes Financieras del Territorio Insular Francisco de Miranda

Artículo 52.- La estimación de los Ingresos y Fuentes de Financiamiento del Territorio Insular Francisco de Miranda para el Ejercicio Económico Financiero 2015, asciende a la cantidad de **CUATROCIENTOS TREINTA Y TRES MILLONES CUATROCIENTOS DOCE MIL QUINIENTOS NOVENTA Y NUEVE BOLÍVARES (Bs. 433.412.599).**

CONCEPTO	BOLÍVARES
INGRESOS CORRIENTES	**433.056.999**
INGRESOS CORRIENTES ORDINARIOS	433.056.999
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
OTROS INGRESOS	333.056.999
Otros ingresos ordinarios	333.056.999
INGRESOS DE CAPITAL	**355.600**
RECURSOS PROPIOS DE CAPITAL	355.600
Incremento de la depreciación y amortización acumuladas	355.600
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**433.412.599**

SECCIÓN SEGUNDA

Presupuesto de Gastos y Aplicaciones Financieras del Territorio Insular Francisco de Miranda

Artículo 53.- Acuérdense los créditos presupuestarios del Territorio Insular Francisco de Miranda para el Ejercicio Económico Financiero 2015, por la cantidad de **CUATROCIENTOS TREINTA Y TRES MILLONES CUATROCIENTOS DOCE MIL QUINIENTOS NOVENTA Y NUEVE BOLÍVARES (Bs. 433.412.599)**, asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
GASTOS CORRIENTES	**259.214.687**
GASTOS DE CONSUMO	254.480.561
Remuneraciones	138.247.950
Sueldos, salarios y otras retribuciones	41.249.296
Beneficios y complementos de sueldos y salarios	37.955.405
Aportes patronales	6.328.694
Prestaciones sociales y otras indemnizaciones	9.919.068
Asistencia socioeconómica	41.261.320
Otros gastos de personal	1.534.167
Compra de bienes y servicios	78.686.453
Bienes de consumo	30.615.000
Servicios no personales	48.071.453
Impuestos indirectos	37.190.558
Depreciación y amortización	355.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	400.000
Al sector privado	400.000
Donaciones corrientes al sector privado	400.000
Donaciones a personas	400.000
OTROS GASTOS CORRIENTES	4.334.126
Otros gastos corrientes	4.334.126

CONCEPTO	BOLÍVARES
GASTOS DE CAPITAL	**171.197.912**
INVERSIÓN REAL DIRECTA	171.197.912
Formación bruta de capital fijo	171.197.912
Edificios e instalaciones	3.420.000
Maquinaria, equipos y otros bienes muebles	25.901.467
Bienes preexistentes	300.000
Construcciones de bienes de dominio privado	62.202.158
Construcciones de bienes de dominio público	79.374.287
APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de otros pasivos	3.000.000
Disminución de obligaciones de ejercicios anteriores	3.000.000
TOTAL GASTOS	**433.412.599**

TERRITORIO INSULAR FRANCISCO DE MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Territorio Insular Francisco de Miranda, es una unidad política territorial, con personalidad jurídica y patrimonio propio, con un sistema de gobierno constituido por un órgano ejecutivo, representado por un Jefe o Jefa de Gobierno, cuya función legislativa está a cargo de la Asamblea Nacional, tal como lo establecen las disposiciones constitucionales, el Decreto con Rango, Valor y Fuerza de Ley de Creación del Territorio Insular Francisco de Miranda y su Reglamento. Su ámbito geográfico comprende las Dependencias Federales: El Archipiélago de Las Aves, el Archipiélago de Los Roques, el Archipiélago de La Orchila y demás islas, islotes, cayos y bancos existentes o que se formen o que aparezcan dentro de los límites del Territorio Insular Francisco de Miranda.

El régimen especial otorgado a esta unidad político-territorial, se fundamenta en la necesidad de crear las condiciones que permitan el desarrollo de su capacidad productiva, la protección del ambiente y de sus recursos naturales, con responsabilidad social, bajo los principios consagrados en la Constitución de la República Bolivariana de Venezuela y en las Líneas Generales del Plan de la Patria, Proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

En este sentido, esta unidad territorial para el Ejercicio Económico Financiero 2015, en cumplimiento de sus competencias y atribuciones, tiene previsto emprender y ejecutar un conjunto de acciones que impacten favorablemente en los ciudadanos y ciudadanas que habitan los espacios del Territorio Insular Francisco de Miranda, dirigidas fundamentalmente al desarrollo social integral en las áreas de seguridad ciudadana, servicios básicos, programas sociales, seguridad marítima, conservación y protección del ambiente, aprovechamiento y uso sustentable y sostenible de los recursos destinados a las actividades de explotación comercial e industrial.

Para el Ejercicio Económico Financiero 2015, el Gobierno del Territorio Insular Francisco de Miranda formuló los siguientes proyectos de inversión social y productiva:

- Afianzamiento de los servicios básicos en el Territorio Insular Francisco de Miranda.
- Mejoramiento de la infraestructura necesaria para el desarrollo integral del Territorio Insular Francisco de Miranda.
- Mejoramiento y consolidación socio-económica y cultural de la calidad de vida de la población del Territorio Insular Francisco de Miranda a través del sistema nacional de misiones y construcción del Socialismo Territorial.
- Fortalecimiento del sistema de planificación turística y ambiental del Territorio Insular Francisco de Miranda.
- Consolidar al Territorio Insular Francisco de Miranda como centro de referencia para la investigación científica y arqueológica.
- Mejoramiento de la seguridad pública en el Territorio Insular Francisco de Miranda.
- Servicio, mantenimiento y adquisición que garanticen el soporte logístico y de infraestructura en el Territorio Insular Francisco de Miranda.

RESUMEN DE PROYECTOS DEL TERRITORIO INSULAR FRANCISCO DE MIRANDA
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento					Presupuesto 2015
			Unidad de Medida	Cantidad			Recursos Ordinarios				Recursos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total	Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
124223	E77000021000	Afianzamiento de los servicios básicos en el Territorio Insular Francisco de Miranda.	Sistema fotovoltaico			12	43.828.344					43.828.344
124664	E77000022000	Mejoramiento de la infraestructura necesaria para el desarrollo integral del Territorio Insular Francisco de Miranda.	Obra			94	117.053.855					117.053.855
124711	E77000023000	Mejoramiento y consolidación socio-económica y cultural de la calidad de vida de la población del Territorio Insular Francisco de Miranda a través del sistema nacional de misiones y construcción del Socialismo Territorial.	Consejo comunal			11	9.470.000					9.470.000
125096	E77000024000	Fortalecimiento del sistema de planificación turística y ambiental del Territorio Insular Francisco de Miranda.	Obra			1	1.000.000					1.000.000
125101	E77000025000	Consolidar al Territorio Insular Francisco de Miranda como centro de referencia para la investigación científica y arqueológica.	Intervención			23	3.930.400					3.930.400
125110	E77000026000	Mejoramiento de la Seguridad pública en el Territorio Insular Francisco de Miranda.	Vigilancia			238	6.100.000					6.100.000
126895	E77000027000	Servicio, mantenimiento y adquisición que garanticen el soporte logístico y de infraestructura en el Territorio Insular Francisco de Miranda.	Mantenimiento			5	12.030.000			6.472.783		18.502.783
						TOTAL	**193.412.599**			**6.472.783**		**199.885.382**

RESUMEN DE ACCIONES CENTRALIZADAS DEL TERRITORIO INSULAR FRANCISCO DE MIRANDA (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
E77000001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	140.000.000					140.000.000
E77000002000	Gestión administrativa				93.527.217		93.527.217
	TOTAL	**140.000.000**			**93.527.217**		**233.527.217**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO Y GÉNERO (En Bolívares)

Denominación	N° de Cargos				Sueldos / Salarios	Compensaciones	Presupuesto 2015
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**68**	**91**		**159**	**13.799.646**	**3.330.856**	**17.130.502**
Altos Funcionarios y de Elección Popular		1		1	121.394	74.056	195.450
Alto Nivel y de Dirección	5	13		18	2.156.873	900.000	3.056.873
Profesional y Técnico	38	31		69	5.884.036	1.458.000	7.342.036
Obrero	25	46		71	5.637.343	898.800	6.536.143
Personal Contratado	**17**	**20**		**37**	**4.997.780**		**4.997.780**
Profesional y Técnico	16	10		26	4.497.780		4.497.780
Obrero	1	10		11	500.000		500.000
TOTAL	**85**	**111**		**196**	**18.797.426**	**3.330.856**	**22.128.282**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS DEL TERRITORIO INSULAR FRANCISCO DE MIRANDA (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.01	Gastos de personal	138.247.950					138.247.950
4.02	Materiales, suministros y mercancías	3.515.000			27.100.000		30.615.000
4.03	Servicios no personales	46.502.913			38.759.098		85.262.011
4.04	Activos reales	144.791.136			26.406.776		171.197.912
4.07	Transferencias y donaciones				400.000		400.000
4.08	Otros gastos	355.600					355.600
4.11	Disminución de pasivos				3.000.000		3.000.000
4.98	Rectificaciones al presupuesto				4.334.126		4.334.126
	TOTAL	**333.412.599**			**100.000.000**		**433.412.599**

PROYECTO: COD. N.E: 124223 COD. PPTO: E77000021000 Afianzamiento de los servicios básicos en el Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: Sistema fotovoltaíco

CANTIDAD: Fem.(0) Mas.(0) Total (12)

ASIGNACIÓN PRESUPUESTARIA: 43.828.344

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una Gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la infraestructura necesaria para un desarrollo integral. Fomentar el desarrollo turístico, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Continuar implementando planes de mejoramiento y dotación de servicios públicos básicos que beneficien la calidad de vida de la población del Territorio Insular Francisco de Miranda.

RESULTADO: Instalación de un sistema de distribución eléctrica subterránea para media y baja tensión, obras civiles para alumbrado público e implementación de sistema interconectado eléctrico para el Gran Roque. Construcción del sistema de redes inteligentes para telemedición energética, recuperación de planta desalinizadora, reconstrucción de acueducto de aguas blancas, planta procesadora de aguas negras, adquisición e instalación de planta incineradora, y un sistema de manejo de desechos sólidos en el Archipiélago Los Roques, 1 contenedor,1 compactador solar,1 biodigestor.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.03	Servicios no personales	8.429.868					8.429.868
4.04	Activos reales	35.042.876					35.042.876
4.08	Otros gastos	355.600					355.600
	TOTAL	**43.828.344**					**43.828.344**

PROYECTO: COD. N.E: 124664 COD. PPTO: E77000022000 Mejoramiento de la infraestructura necesaria para el desarrollo integral del Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: Obra

CANTIDAD: Fem.(0) Mas.(0) Total (94)

ASIGNACIÓN PRESUPUESTARIA: 117.053.855

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una gestión de gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la infraestructura necesaria para un desarrollo integral. Fomentar el desarrollo turístico, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Dotar al Territorio Insular Francisco de Miranda de la infraestructura necesaria para poder acometer el pleno desarrollo del territorio.

RESULTADO: Construcción de muelles de servicios, edificaciones logísticas, torre de control, estación de bomberos, terminal intermodal, construcción de centro de alojamiento en Tucacas, instalación de sanitarios en los cayos de Morrocoy, rehabilitación de muelles en los cayos de Morrocoy.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.03	Servicios no personales	16.005.595					16.005.595
4.04	Activos reales	101.048.260					101.048.260
	TOTAL	**117.053.855**					**117.053.855**

PROYECTO: COD. N.E: 124711 COD. PPTO: E77000023000 Mejoramiento y consolidación socio-económica y cultural de la calidad de vida de la población del Territorio Insular Francisco de Miranda a través del sistema nacional de misiones y construcción del Socialismo Territorial.

UNIDAD DE MEDIDA: Consejo comunal

CANTIDAD: Fem.(0) Mas.(0) Total (11)

ASIGNACIÓN PRESUPUESTARIA: 9.470.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una gestión de gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la infraestructura necesaria para un desarrollo integral. Fomentar el desarrollo turístico, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Consolidar el desarrollo del poder comunal garantizando la participación productiva del pueblo en forma organizada en consejos comunales en el Territorio Insular Francisco de Miranda.

RESULTADO: Coordinación de comunas insulares y misiones que fomenten el desarrollo económico y cultural, fortalecimiento de la educación y la soberanía alimentaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.740.000					1.740.000
4.03	Servicios no personales	5.930.000					5.930.000
4.04	Activos reales	1.800.000					1.800.000
	TOTAL	**9.470.000**					**9.470.000**

PROYECTO: COD. N.E: 125096 COD. PPTO: E77000024000 Fortalecimiento del sistema de planificación turística y ambiental del Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: Obra

CANTIDAD: Fem.(0) Mas.(0) Total (1)

ASIGNACIÓN PRESUPUESTARIA: 1.000.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una gestión de gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la infraestructura necesaria para un desarrollo integral. Fomentar el desarrollo turístico, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Fortalecer la planificación turística, a través de la creación de nuevas infraestructuras turísticas en el Territorio Insular Francisco de Miranda.

RESULTADO: Construcción de Complejo Turístico Craski

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.04	Activos reales	1.000.000					1.000.000
	TOTAL	**1.000.000**					**1.000.000**

PROYECTO: COD. N.E: 125101 COD. PPTO: E77000025000 Consolidar al Territorio Insular Francisco de Miranda como centro de referencia para la investigación científica y arqueológica.

UNIDAD DE MEDIDA: Intervención

CANTIDAD: Fem.(0) Mas.(0) Total (23)

ASIGNACIÓN PRESUPUESTARIA: 3.930.400

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una Gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la infraestructura necesaria para un desarrollo integral. Fomentar el desarrollo turístico, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Consolidar al Territorio Insular Francisco de Miranda como centro de referencia para la investigación científica y arqueológica.

RESULTADO: Ejecución de proyectos de verificación de naufragios, construcción de museo comunal en el Gran Roque, apoyo y patrocinio de talleres de arqueología comunal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías	200.000					200.000
4.03	Servicios no personales	3.430.400					3.430.400
4.04	Activos reales	300.000					300.000
	TOTAL	**3.930.400**					**3.930.400**

PROYECTO: COD. N.E: 125110 COD. PPTO: E77000026000 Mejoramiento de la Seguridad pública en el Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: Vigilancia

CANTIDAD: Fem.(0) Mas.(0) Total (238)

ASIGNACIÓN PRESUPUESTARIA: 6.100.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una Gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la infraestructura necesaria para un desarrollo integral. Fomentar el desarrollo turístico, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Promover el fortalecimiento de la seguridad pública en el Territorio Insular Francisco de Miranda.

RESULTADO: Creación y equipamiento de órganos de seguridad pública, instalación de equipos de monitoreo y control en el Archipiélago Los Roques.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías	475.000					475.000
4.03	Servicios no personales	1.625.000					1.625.000
4.04	Activos reales	4.000.000					4.000.000
	TOTAL	**6.100.000**					**6.100.000**

PROYECTO:	COD. N.E: 126895 COD. PPTO: E77000027000 Servicio, mantenimiento y adquisición que garanticen el soporte logístico y de infraestructura en el Territorio Insular Francisco de Miranda.
UNIDAD DE MEDIDA:	Mantenimiento
CANTIDAD:	Fem.(0) Mas.(0) Total (5)
ASIGNACIÓN PRESUPUESTARIA:	18.502.783
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Desarrollar una gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la infraestructura necesaria para un desarrollo integral. Fomentar el desarrollo turístico, la protección ambiental y la investigación científica y arqueológica dentro del TIFM
OBJETIVOS ESPECÍFICOS:	Proporcionar servicio de apoyo, mantenimiento, en las diferentes áreas del Territorio Insular Francisco de Miranda.
RESULTADO:	Mantenimiento de los sistemas de servicios básicos, adquisición de repuestos para equipos de infraestructura, adquisición y mantenimiento de medios de transporte aéreo, marítimos y terrestres.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2015
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.100.000					1.100.000
4.03	Servicios no personales	9.330.000			809.098		10.139.098
4.04	Activos reales	1.600.000			5.663.685		7.263.685
	TOTAL	**12.030.000**			**6.472.783**		**18.502.783**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.01	Gastos de personal	138.247.950					138.247.950
4.03	Servicios no personales	1.752.050					1.752.050
	TOTAL	140.000.000					140.000.000

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Fondo de Compensación Interterritorial	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancias				27.100.000		27.100.000
4.03	Servicios no personales				37.950.000		37.950.000
4.04	Activos reales				20.743.091		20.743.091
4.07	Transferencias y donaciones				400.000		400.000
4.11	Disminución de pasivos				3.000.000		3.000.000
4.98	Rectificaciones al presupuesto				4.334.126		4.334.126
	TOTAL				93.527.217		93.527.217

Rectificaciones al Presupuesto del Territorio Insular Francisco de Miranda

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta partida conforme a lo dispuesto en el artículo 33 de las Disposiciones Generales de esta Ley en concordancia con el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público.	4.334.126
TOTAL PRESUPUESTO DE GASTOS	**433.412.599**

Cuenta Ahorro-Inversión
Financiamiento del Territorio Insular Francisco de Miranda

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Territorio Insular Francisco de Miranda

Artículo 54.- La cuenta ahorro - inversión - financiamiento del Territorio Insular Francisco de Miranda para el Ejercicio Económico Financiero 2015, es la siguiente:

Denominación	Presupuesto 2015 (En Bolívares)
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**433.056.999**
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
OTROS INGRESOS	333.056.999
Otros ingresos ordinarios	333.056.999
1.2 GASTOS CORRIENTES	**259.214.687**
GASTOS DE CONSUMO	254.480.561
Remuneraciones	138.247.950
Sueldos, salarios y otras retribuciones	41.249.296
Beneficios y complementos de sueldos y salarios	37.955.405
Aportes patronales	6.328.694
Prestaciones sociales y otras indemnizaciones	9.919.068
Asistencia socioeconómica	41.261.320
Otros gastos de personal	1.534.167
Compra de bienes y servicios	78.686.453
Bienes de consumo	30.615.000
Servicios no personales	48.071.453
Impuestos indirectos	37.190.558
Depreciación y amortización	355.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	400.000
Al sector privado	400.000
Donaciones corrientes al sector privado	400.000
Donaciones a personas	400.000
OTROS GASTOS CORRIENTES	4.334.126
Otros gastos corrientes	4.334.126
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**173.842.312**

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Territorio Insular Francisco de Miranda

Denominación	Presupuesto 2015 (En Bolívares)
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**174.197.912**
RECURSOS PROPIOS DE CAPITAL	174.197.912
Ahorro en cuenta corriente	173.842.312
Incremento de la depreciación y amortización acumuladas	355.600
2.2 GASTOS DE CAPITAL	**171.197.912**
INVERSIÓN REAL DIRECTA	171.197.912
Formación bruta de capital fijo	171.197.912
Edificios e instalaciones	3.420.000
Maquinaria, equipos y otros bienes muebles	25.901.467
Bienes preexistentes	300.000
Construcciones de bienes de dominio privado	62.202.158
Construcciones de bienes de dominio público	79.374.287
2.3 RESULTADO FINANCIERO : SUPERAVIT	**3.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.000.000**
SUPERÁVIT FINANCIERO	3.000.000
3.2 APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de otros pasivos	3.000.000
Disminución de obligaciones de ejercicios anteriores	3.000.000

CAPÍTULO IV

Presupuesto de Ingresos, Gastos y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente del Territorio Insular Francisco de Miranda, sin Fines Empresariales

Artículo 55.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerda el presupuesto de gastos y aplicaciones financieras del Ente Descentralizado del Territorio Insular Francisco de Miranda sin Fines Empresariales, que a continuación se señala:

Territorio Insular Francisco de Miranda

A0288 Servicio de Administración Tributaria Insular Miranda (SATIM)

Entes Descentralizados Funcionalmente sin Fines Empresariales del Territorio Insular Francisco de Miranda

A0288

Servicio de Administración Tributaria Insular Miranda (SATIM)

SERVICIO DE ADMINISTRACIÓN TRIBUTARIA INSULAR MIRANDA (SATIM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2015

El Servicio de Administración Tributaria Francisco de Miranda (SATIM) como ente encargado de la liquidación y recaudación de los tributos del TIFM, así como las tareas de fiscalización, cobro de intereses y la aplicación de las normas tributarias, esto bajo la figura de servicio desconcentrado sin personalidad jurídica propia. Para el ejercicio económico 2015, tiene como objetivo ser un servicio autónomo de administración autosostenible y transparente, que contribuya al fortalecimiento de los planes de desarrollo del Territorio Insular Francisco de Miranda TIFM, enmarcado en los objetivos específicos de las Líneas Generales del Plan de la Patria, proyecto Nacional Simón Bolívar, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

Cabe mencionar, que los proyectos de inversión, estarán direccionados a la sistematización del SATIM y la resolución de problemas en el Archipiélago Los Roques, para la mejora de la calidad de vida de roqueños y turistas, la mejora de los servicios púbicos prestados y el mejoramiento continuo del medio ambiente

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados al SATIM para el ejercicio económico financiero 2015, se estiman en veintiocho millones novecientos noventa y ocho mil doscientos cincuenta y un bolívares (Bs. 28.998.251), provenientes de Ingresos Propios.

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2015, el Satim presenta una estructura presupuestaria por Proyectos que demanda la cantidad de Bs. 24.088.303 y Acciones Centralizadas por un monto de Bs. 4.909.948, en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Materiales, suministros y mercancías	Bs. 10.321.442
– Servicios No Personales	Bs. 9.869.409
– Activos Reales	Bs. 8.307.400
– Disminución de pasivos	Bs. 500.000
Total	**Bs. 28.998.251**

- **COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Las acciones a realizar, así como los recursos asignados al Satim en el ejercicio presupuestario 2015, se orientarán a la ejecución del siguiente proyecto:

- Gestión integral del servicio de Administración Tributaria Insular Miranda

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
INGRESOS CORRIENTES	**28.998.251**
INGRESOS CORRIENTES ORDINARIOS	28.998.251
OTROS INGRESOS	28.998.251
Otros ingresos ordinarios	28.998.251
TOTAL RECURSOS	**28.998.251**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2015
GASTOS CORRIENTES	**20.190.851**
GASTOS DE CONSUMO	20.190.851
Compra de bienes y servicios	15.813.620
Bienes de consumo	10.321.442
Servicios no personales	5.492.178
Impuestos indirectos	4.377.231
GASTOS DE CAPITAL	**8.307.400**
INVERSIÓN REAL DIRECTA	8.307.400
Formación bruta de capital fijo	8.307.400
Maquinaria, equipos y otros bienes muebles	8.307.400
APLICACIONES FINANCIERAS	**500.000**
DISMINUCIÓN DE PASIVOS	500.000
Disminución de otros pasivos	500.000
Disminución de obligaciones de ejercicios anteriores	500.000
TOTAL GASTOS	**28.998.251**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Denominación	Meta				Fuente de Financiamiento				Presupuesto 2015
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Territorio Insular Francisco de Miranda	Donaciones del Territorio Insular Francisco de Miranda	Otras	
			Fem.	Masc.	Total					
125533	Gestión integral del servicio de Administración Tributaria Insular Miranda	servicio			1	24.088.303				24.088.303
					TOTAL	**24.088.303**				**24.088.303**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2015
		Recursos Propios	Transferencia del Territorio Insular Francisco de Miranda	Donaciones del Territorio Insular Francisco de Miranda	Otras	
02	Gestión administrativa	4.909.948				4.909.948
	TOTAL	**4.909.948**				**4.909.948**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2015
4.02	Materiales, suministros y mercancías	10.321.442
4.03	Servicios no personales	9.869.409
4.04	Activos reales	8.307.400
4.11	Disminución de pasivos	500.000
	TOTAL	**28.998.251**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2015
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**28.998.251**
INGRESOS CORRIENTES ORDINARIOS	28.998.251
OTROS INGRESOS	28.998.251
Otros ingresos ordinarios	28.998.251
1.2 GASTOS CORRIENTES	**20.190.851**
GASTOS DE CONSUMO	20.190.851
Compra de bienes y servicios	15.813.620
Bienes de consumo	10.321.442
Servicios no personales	5.492.178
Impuestos indirectos	4.377.231
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**8.807.400**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**8.807.400**
RECURSOS PROPIOS DE CAPITAL	8.807.400
Ahorro en cuenta corriente	8.807.400
2.2 GASTOS DE CAPITAL	**8.307.400**
INVERSIÓN REAL DIRECTA	8.307.400
Formación bruta de capital fijo	8.307.400
Maquinaria, equipos y otros bienes muebles	8.307.400
Construcciones de bienes de dominio privado	
2.3 RESULTADO FINANCIERO : SUPERAVIT	**500.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**500.000**
SUPERÁVIT FINANCIERO	500.000
3.2 APLICACIONES FINANCIERAS	**500.000**
DISMINUCIÓN DE PASIVOS	500.000
Disminución de otros pasivos	500.000
Disminución de obligaciones de ejercicios anteriores	500.000
DÉFICIT FINANCIERO	

Artículo 56.- Esta Ley entrará en vigencia el primer día del mes de enero de 2015.

Dada firmada y sellada en el Palacio Federal Legislativo, sede de la Asamblea Nacional, en Caracas a los diez (10) días del mes de diciembre de dos mil catorce. Años 204° de la Independencia, 155° de la Federación y 15° de la Revolución Bolivariana.

DIOSDADO CABELLO RONDÓN
Presidente de la Asamblea Nacional

DARIO VIVAS VELÁSCO
Primer Vicepresidente

BLANCA EeKHOUT
Segunda Vicepresidenta

FIDEL ERNESTO VÁSQUEZ
Secretario

ELVIS JUNIOR HIDROBO
Subsecretario

Promulgación de la Ley de Presupuesto para el Ejercicio Fiscal 2015, de conformidad con lo previsto en el artículo 213 de la Constitución de la República Bolivariana de Venezuela.

Palacio de Miraflores, en Caracas, a los diez (10) días del mes de diciembre de dos mil catorce. Años 204° de la Independencia, 155° de la Federación y 15º de la Revolución Bolivariana.

Cúmplase,

(L.S.)

NICOLÁS MADURO MOROS

Refrendado
El Vicepresidente Ejecutivo
(L.S.)

JORGE ALBERTO ARREAZA MONSERRAT

Refrendado,
El Ministro del Poder Popular del
Despacho de la Presidencia y
Seguimiento de la Gestión de Gobierno
(L.S.)

CARLOS ALBERTO OSORIO ZAMBRANO

Refrendado
La Ministra del Poder Popular
para las Relaciones Interiores, Justicia y Paz
(L.S.)

CARMEN TERESA MELÉNDEZ RIVAS

Refrendado
El Ministro del Poder Popular para
Relaciones Exteriores
(L.S.)

RAFAEL DARÍO RAMÍREZ CARREÑO

Refrendado
El Ministro del Poder Popular
de Planificación
(L.S.)

RICARDO JOSÉ MENÉNDEZ PRIETO

Refrendado
El Ministro del Poder Popular
de Economía, Finanzas y Banca Pública
(L.S.)

RODOLFO CLEMENTE MARCO TORRES

Refrendado
El Ministro del Poder Popular
para la Defensa
(L.S.)

VLADIMIR PADRINO LÓPEZ

Refrendado
La Ministra del Poder Popular para
el Comercio
(L.S.)

ISABEL CRISTINA DELGADO ARRIA

Refrendado
El Ministro del Poder Popular para
Industrias
(L.S.)

JOSÉ DAVID CABELLO RONDÓN

Refrendado
El Ministro del Poder Popular para
el Turismo
(L.S.)

ANDRÉS GUILLERMO IZARRA GARCÍA

Refrendado
El Ministro del Poder Popular para
la Agricultura y Tierras
(L.S.)

JOSÉ LUIS BERROTERÁN NUÑEZ

Refrendado
El Ministro del Poder Popular para
la Educación Universitaria, Ciencia y Tecnología
(L.S.)

MANUEL ÁNGEL FERNÁNDEZ MELÉNDEZ

Refrendado
El Ministro del Poder Popular para
la Educación
(L.S.)

HÉCTOR VICENTE RODRÍGUEZ CASTRO

Refrendado
La Ministra del Poder Popular para
la Salud
(L.S.)

NANCY EVARISTA PÉREZ SIERRA

Refrendado
El Ministro del Poder Popular para
el Proceso Social de Trabajo
(L.S.)

JESÚS RAFAEL MARTÍNEZ BARRIOS

Refrendado
El Ministro del Poder Popular para
Transporte Terrestre y Obras Públicas
(L.S.)

HAIMAN EL TROUDI DOUWARA

Refrendado
El Ministro del Poder Popular para
Transporte Acuático y Aéreo
(L.S.)

GIUSEPPE ÁNGELO CARMELO YOFFREDA YORIO

Refrendado
El Ministro del Poder Popular
para Ecosocialismo, Hábitat y Vivienda
(L.S.)

RICARDO ANTONIO MOLINA PEÑALOZA

Refrendado
El Ministro del Poder Popular de
Petróleo y Minería
(L.S.)

ASDRÚBAL JOSÉ CHÁVEZ JIMÉNEZ

Refrendado
La Ministra del Poder Popular para
la Comunicación y la Información
(L.S.)

JACQUELINE COROMOTO FARÍA PINEDA

Refrendado
El Ministro del Poder Popular para
las Comunas y los Movimientos Sociales
(L.S.)

ELÍAS JOSÉ JAUA MILANO

Refrendado
El Ministro del Poder Popular para
la Alimentación
(L.S.)

YVÁN JOSÉ BELLO ROJAS

Refrendado
El Ministro del Poder Popular para
la Cultura
(L.S.)

REINALDO ANTONIO ITURRIZA LÓPEZ

Refrendado
El Ministro del Poder Popular para
la Juventud y el Deporte
(L.S.)

ANTONIO ENRIQUE ÁLVAREZ CISNEROS

Refrendado
La Ministra del Poder Popular para
los Pueblos Indígenas
(L.S.)

ALOHA JOSELYN NÚÑEZ GUTIÉRREZ

Refrendado
La Ministra del Poder Popular
para la Mujer y la Igualdad de Género
(L.S.)

ANDREÍNA TARAZÓN BOLÍVAR

Refrendado
El Ministro del Poder Popular
para Energía Eléctrica
(L.S.)

JESSE ALONSO CHACÓN ESCAMILLO

Refrendado
La Ministra del Poder Popular
para el Servicio Penitenciario
(L.S.)

MARÍA IRIS VARELA RANGEL

// GACETA OFICIAL

DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

DEPÓSITO LEGAL ppo 187207DF1

AÑO CXLII – MES II N° 6.161 Extraordinario

Caracas, miércoles 10 de diciembre de 2014

Esquina de Urapal, edificio Dimase, La Candelaria
Caracas - Venezuela
http://www.minci.gob.ve

LEY DE PUBLICACIONES OFICIALES
(22 DE JULIO DE 1941)

Artículo 11. La GACETA OFICIAL, creada por Decreto Ejecutivo del 11 de octubre de 1872, continuará editándose en la Imprenta Nacional con la denominación GACETA OFICIAL DE LA REPUBLICA BOLIVARIANA DE VENEZUELA.

Artículo 12. La GACETA OFICIAL DE LA REPUBLICA BOLIVARIANA DE VENEZUELA, se publicará todos los días hábiles, sin perjuicio de que se editen números extraordinarios siempre que fuere necesario; y deberán insertarse en ella sin retardo los actos oficiales que hayan de publicarse.

Parágrafo Único. Las ediciones extraordinarias de la GACETA OFICIAL tendrán una numeración especial.

Artículo 13. En la GACETA OFICIAL DE LA REPUBLICA BOLIVARIANA DE VENEZUELA, se publicarán los actos de los Poderes Públicos que deberán insertarse y aquéllos cuya inclusión sea conveniente por el Ejecutivo Nacional.

Artículo 14. Las Leyes, Decretos y demás actos oficiales tendrán carácter de públicos por el hecho de aparecer en la GACETA OFICIAL DE LA REPUBLICA BOLIVARIANA DE VENEZUELA, cuyos ejemplares tendrán fuerza de documentos públicos.